Form 20-F
period 2020-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2021-04-30
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes R No ☑

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to the extended transition period for complying with any new or revised financial accounting standard provided pursuant to Section 13(a) of the Exchange Act. 

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ◻

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

PART I

PART II

PART III

ITEM 17	FINANCIAL STATEMENTS	178
ITEM 18	FINANCIAL STATEMENTS	179
ITEM 19	EXHIBITS	179

SIGNATURES		180

EXHIBIT 2.1	Description of securities
EXHIBIT 12.1	CEO Certification pursuant to section 302
EXHIBIT 12.2	CFO Certification pursuant to section 302
EXHIBIT 13.1	CEO Certification pursuant to section 906
EXHIBIT 13.2	CFO Certification pursuant to section 906

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

4G/LTE

A fourth generation super-fast internet network technology based on IP that makes the process of data transfer much faster and more stable.

5G

A fifth generation of cellular mobile communications which targets high data rate, reduced latency, energy saving, cost reduction, higher system capacity and massive device connectivity.

ADRs

American depositary receipts which, if issued, represents our ADSs.

ADSs

Our American depositary shares, certificates traded on the New York Stock Exchange. Each of our ADSs represents 100 shares of common stock.

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

ATM

Automated Teller Machine.

A2P SMS messaging

Application-to-Person SMS messaging is a process in which an SMS message is produced from an application and is sent to a mobile subscriber. Businesses can use it for communicating with consumers, authenticating users of online services, or delivering time-sensitive alerts. A2P SMS can be used for sending marketing and promotional messages, confirmation and alerts (e.g., appointment reminders, notifications, banking notifications (anti-fraud alerts or withdrawal notifications, for example)), and Two-Factor Authentication (2FA) (one-time passwords (OTPs) or PIN codes).

Typical examples of A2P SMS include banking notifications, critical alerts, SMS-based two factor authentication, automatic booking confirmations, loyalty programs and marketing notifications etc. Online reservation systems, different corporate platforms and support services have deployed A2P SMS to increase efficiency and improve communication. Financial institutions have been using A2P SMS for over 15 years, by delivering automated, event-based SMS notifications to their clients’ mobile phones. Examples include anti-fraud alerts, balance statements, payment reminders, withdrawal notifications.

B2B

Business-to-business refers to arrangements and transactions between businesses.

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

Brexit

On June 23, 2016, the UK held a referendum in which a majority of voters voted in favor of the UK leaving the EU, which officially happened on January 31, 2020 (commonly referred to as "Brexit"), following a UK-EU Withdrawal Agreement signed in October 2019.

The UK government and the European Commission announced on December 24, 2020 that they had reached an agreement on a draft EU-UK Trade and Cooperation Agreement (“TCA”). The UK Parliament ratified the UK’s entry into, and implementation of, the TCA on December 30, 2020 pursuant to the EU (Future Relationship) Act 2020. The TCA has been agreed by the European Commission and the European Parliament but remains subject to the final approval from the Council of Europe.

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunications systems.

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

CPaaS

Communications Platform-as-a-Service refers to a cloud-based platform that provides the ability to customers to add real-time communication features to their business applications. SMS, voice or other messaging capabilities are features that can be added to such business applications.

CPE

Customer Premises Equipment, any handset, receiver, set-top box or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer's premises.

Customer Facing Unit (or "CFU")

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

Deposit Agreement

The deposit agreement entered by and among our Company, the Depositary for our ADSs and all owners and beneficial owners, from time to time, of ADRs issued under that agreement, dated November 21, 1995, as amended and supplemented, from time to time.

Depositary

Bank of New York Mellon Corporation which serves as the depositary for our ADSs under the terms of the Deposit Agreement.

DLD

Domestic Long Distance, a long distance call service designed for customers who live in different areas within one country. These areas generally have different area codes.

DTH

Direct-to-Home satellite broadcasting, the distribution of television signals from high-powered geostationary satellites to small dish antennas and satellite receivers in homes across the country.

Dwiwarna Share

The Series A Dwiwarna Share having a par value of Rp50 per share. The Dwiwarna Share is held by the Government and provides special voting rights and veto rights over certain matters related to our corporate governance. For more information, see "Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Relationship with the Government and Government Agencies."

E-Commerce

Electronic Commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

e-Money

Electronic Money, money or script that is only exchanged electronically.

Earth Station

The antenna and associated equipment used to receive or transmit telecommunications signals via satellite.

EDGE

Enhanced Data rates for GSM Evolution, a digital mobile phone technology that allows improved data transmission rates as a backward-compatible extension of GSM.

Edutainment

Education and entertainment.

EU

The European Union.

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

ICT

Information and communications technology.

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

Internet Access Provider

Provider of equipment and telecommunications line access for points of presence on the internet for the geographical area served, to enable individuals and other internet service providers to access the internet.

Internet of Things (or "IoT")

Infrastructure which interconnects physical and virtual things using interoperable information and communication technologies.

Internet Protocol (or "IP")

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

Job Creation Law

Law of the Republic of Indonesia No.11 of 2020 on Job Creation, commonly known as the "Omnibus Law."

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

MoF

The Ministry of Finance of the Republic of Indonesia.

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

Next Generation Network

A packet-based network able to provide multiple services, including telecommunications services, and to make use of multiple broadband and quality-of-service-enabled technologies, in which service-related functions are independent from underlying transport-related technologies. Such a network is able to handle multiple types of traffic (such as voice, data, and multimedia) by encapsulating these into packets, similar to how packets are transmitted over the internet.

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

Over The Top (or "OTT")

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

PKLN Team

Tim Pinjaman Komersial Luar Negeri, or Foreign Commercial Loan Coordinating Team.

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

SCCS

Submarine Communications Cable System, a cable laid on the seabed between land-based stations to carry telecommunications signals across the ocean.

SDN

Software Defined Networking, a network architecture that aims to make networks agile and centrally programmable through software to improve control by enabling companies, operators and service providers to respond quickly to changing business requirements.

SD-WAN

Software-defined Wide Area Network, an approach that uses software to deploy, operate and manage WAN architectures more easily and with increased connectivity.

SIM Card

Subscriber Identity Module, a microchip in a mobile phone that connects it to a particular phone network.

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

UK

The United Kingdom.

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

WAN

Wide Area Network, a collection of local-area networks (LANs) or other networks that communicate with one another.

CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION

Unless the context otherwise requires, the terms "Company," "Telkom," "Group," "Telkom Group," "we," "us," and "our" refers to Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries. "Indonesia" refers to the Republic of Indonesia. "Government", except if stated otherwise, refers to the Government of the Republic of Indonesia. "United States," "U.S." or "US" refers to the United States of America. "United Kingdom" or the "UK" refers to the United Kingdom of Great Britain and Northern Ireland. "HK$" refers to the Hong Kong Dollar, the lawful currency of Hong Kong. "MYR" refers to the Malaysian Ringgit, the lawful currency of Malaysia. "Rupiah," "Indonesian Rupiah" or "Rp" refers to the lawful currency of Indonesia. "SG$" refers to the Singapore Dollar, the lawful currency of Singapore. "U.S. Dollar" or "US$" refers to the lawful currency of the United States. "TW$" refers to the Taiwan Dollar, the lawful currency of Taiwan.

Our audited consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 included in this Form 20-F (the "Consolidated Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Solely for the convenience of the reader, certain Indonesian Rupiah amounts have been converted into U.S. Dollars at specified rates. Unless otherwise indicated, the U.S. Dollar equivalent information for amounts in Indonesian Rupiah are converted at the Reuters Rate for December 31, 2020 at 04.00 PM Jakarta time, which was Rp14,050 to US$1.00. The exchange rate of Indonesian Rupiah for U.S. Dollar on December 31, 2020 was Rp14,105 to US$1.00 based on the middle exchange which is calculated based on the Bank Indonesia buying and selling rate. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian Rupiah. No representation is made that the Indonesian Rupiah or U.S. Dollar amounts shown herein could have been or could be converted into U.S. Dollars or Indonesian Rupiah, as the case may be, at any particular rate or at all. See "Item 3. Key Information — Selected Financial Data — Exchange Controls" for further information regarding rates of exchange between the Indonesian Rupiah and the U.S. Dollar.

Certain numerical figures set out herein, including financial data, have been subject to rounding adjustments and, as a result, the totals of the data disclosed herein may vary slightly from the actual arithmetic totals of such information. Percentages and amounts reflecting changes over time periods relating to financial and other data under "Item 5.  — Operating and Financial Review and Prospects" are calculated using the rounded numerical data in the narrative description under "Item 5.  — Operating and Financial Review and Prospects" and not the numerical data in our Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains "forward-looking statements" as defined in Section 27A of the U.S. Securities Act of 1933, as amended ("Securities Act") and Section 21E of the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act"), within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our current expectations and projections for our future operating performance, business prospects and events. The words "may," "will," "believe," "expect," "anticipate," "aim," "seek," "intend," "plan," "likely to," "potential," "estimate," "project," "continue" and similar words or expressions identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections of future events that we believe may affect our financial condition, results of operations, business strategy and financial needs.

These forward-looking statements include, but are not limited to, statements about:

● our goals and strategy;

● our expectations regarding demand for our products and services;

● growth of the telecommunications sector in Indonesia and of the Indonesian economy in general;

● our prospects, projects, results of operations and financial condition;

● trends and competition in the telecommunications industry in Indonesia;

● expected technological trends and changes in our industry;

● relevant government policies and regulations governing our business and industry;

● general economic and business conditions in Indonesia and the countries where we carry out our business;

● impact of the COVID-19 pandemic; and

● assumptions underlying or related to any of the foregoing.

In addition, all statements other than statements of historical facts included in this Form 20-F are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, we can give no assurance that such expectations will prove to be correct. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia. This Form 20-F discloses, under "Item 3. Key Information — Risk Factors" and elsewhere, important factors that could cause actual results to differ materially from our expectations.

The forward-looking statements made in this Form 20-F relate only to events or information as of the date on which the statements are made herein. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Form 20-F and the documents that we refer to herein completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

A.                         SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 presented below is based upon our Consolidated Financial Statements prepared in conformity with IFRS as issued by the IASB. The selected financial information as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 should be read in conjunction with and is qualified in its entirety by reference to, our Consolidated Financial Statements, including the notes thereto, and the other information included elsewhere in this Form 20-F and in our previous Form 20-F filed with the SEC on June 15, 2020.

The Public Accountant Firm ("KAP") Purwantono, Sungkoro & Surja (formerly Purwantono, Suherman & Surja) (a member firm of Ernst & Young Global Limited) ("Purwantono, Sungkoro & Surja") audited our Consolidated Financial Statements, prepared as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

KEY CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME DATA

IFRS

	Years Ended December 31,
	2016	2017	2018	2019	2020
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for per share and per ADS amount
Revenues	116,333	128,256	130,788	135,557	136,447	9,712
Expenses(1)	77,073	84,293	92,202	92,901	93,497	6,655
Operating Profit	39,172	43,902	38,533	43,994	43,958	3,128
Profit before Income Tax	38,166	42,628	36,077	38,299	39,147	2,786
Net Income Tax Expense	(9,017)	(9,958)	(9,366)	(10,439)	(9,257)	(659)
Profit for the Year	29,149	32,670	26,711	27,860	29,890	2,127
Attributable to owners of the parent company	19,333	22,120	17,802	19,068	21,052	1,498
Attributable to non-controlling interests	9,816	10,550	8,909	8,792	8,838	629
Other Comprehensive Income (Losses) - Net	(2,099)	(2,332)	4,954	(2,189)	(3,581)	(255)
Total Comprehensive Income for the Year	27,050	30,338	31,665	25,671	26,309	1,872
Attributable to owners of the parent company	17,312	19,927	22,631	17,029	17,840	1,270
Attributable to non-controlling interests	9,738	10,411	9,034	8,642	8,469	602
Weighted average number of shares outstanding (in millions after stock split)	98,638	99,062	99,062	99,062	99,062	-
Basic and Diluted Earnings per Share (in full amount)
Profit per share(2)	195.99	223.30	179.71	192.49	212.51	0.02
Profit per ADS (100 Series B Shares per ADS)	19,599.85	22,329.40	17,970.52	19,248.51	21,251.29	1.51
Dividend relating to the period (accrual basis, in full amount)
Dividends declared per share	136.75	167.66	163.82	154.07	-	-
Dividends declared per ADS	13,675	16,766	16,382	15,407	-	-
Dividend paid in the period (cash basis, in full amount)(3)
Dividends declared per share	94.63	136.75	167.66	163.82	154.07	0.01
Dividends declared per ADS	9,463	13,675	16,766	16,382	15,407	1.10

Notes

(1)

Expenses are calculated as the sum of the following expenses: operation, maintenance, and telecommunications services, depreciation and amortization, personnel, interconnection, general and administrative, marketing, gains  (losses) on foreign exchange - net, share in profit (loss) of associated companies - net, impairment of long term investment in associated companies and other income (expense) - net.

(2)

Using Indonesian Financial Accounting Standards ("IFAS") results, our profit for the year attributable to owners of the parent company was Rp19,352 billion, Rp22,145 billion, Rp18,032 billion, Rp18,663 billion and Rp20,804 for 2016, 2017, 2018, 2019 and 2020, and our net income per share would be Rp196.19, Rp223.55, Rp182.03, Rp188.4 and Rp210.01 for 2016, 2017, 2018, 2019 and 2020. We distribute dividends based on profit attributable to owners of the parent company and net income per share determined in reliance on IFAS.

(3)

In 2016, we paid a cash dividend for 2015 of Rp94.63 per share. In 2017, we paid a cash dividend for 2016 of Rp136.75 per share. In 2018, we paid a cash dividend for 2017 of Rp167.66 per share. In 2019, we paid a cash dividend for 2018 of Rp163.82 per share. In 2020, we paid a cash dividend for 2019 of Rp154.07 per share.

KEY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA

IFRS

	As of December 31,
	2016	2017	2018	2019	2020
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for per share
Cash and cash equivalents	29,767	25,145	17,435	18,241	20,589	1,465
Trade and other receivables	7,900	9,564	9,928	11,272	11,554	822
Prepaid other taxes	2,621	2,833	3,325	3,251	2,945	210
Other current assets	5,246	7,183	7,280	5,541	6,586	469
Total Current Assets	47,701	47,561	42,843	40,917	46,529	3,312
Property and equipment	114,230	129,872	142,912	153,174	159,123	11,326
Right of use assets	-	-	-	20,893	19,104	1,360
Intangible assets	3,089	3,530	5,032	6,446	6,846	487
Deferred tax assets - net	769	2,804	2,477	2,779	3,743	266
Total Non-Current Assets	131,642	150,624	163,057	194,140	199,344	14.188
Total Assets	179,343	198,185	205,900	235,057	245,873	17,500
Trade and other payables	13,690	15,791	15,214	14,324	17,577	1,251
Current income tax liabilities	1,236	801	404	1,545	1,291	92
Accrued expenses	11,283	12,630	12,769	12,761	14,265	1,015
Contract liabilities	5,563	5,427	5,252	7,430	7,832	557
Short-term bank loans and current maturities of long-term borrowings	4,774	6,704	9,532	17,451	19,284	1,373
Current maturities of lease liabilities	658	794	807	4,663	4,805	342
Total Current Liabilities	39,762	45,376	46,322	61,349	68,500	4,875
Deferred tax liabilities - net	745	933	1,197	1,204	607	43
Pension benefits and other post-employment benefit obligations	6,126	10,195	5,555	8,078	12,976	924
Long-term loans and other borrowings	23,015	24,964	31,405	32,289	30,561	2,175
Lease liabilities	3,352	3,010	2,338	12,554	10,072	717
Total Non-Current Liabilities	34,305	40,978	42,572	56,484	56,859	4,047
Total Liabilities	74,067	86,354	88,894	117,833	125,359	8,922
Capital stock(1)	5,040	5,040	4,953	4,953	4,953	353
Net equity attributable to owners of the parent company	84,163	92,467	98,739	99,796	102,374	7,287
Non-controlling interests	21,113	19,364	18,267	17,428	18,140	1,291
Total Equity	105,276	111,831	117,006	117,224	120,514	8,578
Total Liabilities and Equity	179,343	198,185	205,900	235,057	245,873	17,500
Net Debt	2,032	10,327	26,647	48,716	44,113	3,140
Net Working Capital	7,939	2,185	(3,479)	(20,432)	(21,971)	(1,564)
Issued and fully paid shares (in shares)	100,799,996,400	100,799,996,400	99,062,216,600	99,062,216,600	99,062,216,600	-

Note:

(1)

As of December 31, 2020, our issued and fully paid-up capital consisted of one Dwiwarna Share and 99,062,216,599 shares of common stock and our authorized capital stock consisted of one Dwiwarna Share and 399,999,999,999 shares of common stock.

Exchange Controls

The Consolidated Financial Statements are stated in Indonesian Rupiah. The conversion of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market bid and offer rates of Rp14,050 to US$1.00 published by Reuters on December 31, 2020.

On March 31, 2021, the Reuters bid and offer rates were Rp14,450 to US$1.00 and Rp14,490 to US$1.00, respectively.

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

Following the disbanding of the PKLN Team in accordance with Presidential Regulation No.82 of 2020, we are no longer required to obtain the PKLN Team's approval to enter foreign commercial loans. Based on Presidential Regulation No.59 of 1972, however, we are still required to obtain an approval from the MOF prior to entering foreign commercial loans. We are also required to submit periodic reports to MOF during the term of such foreign commercial loans. Following the disbanding of the PKLN Team and pending the issuance of the relevant implementing regulations, there is uncertainty as to the MOF's approval process and how periodic reports on foreign commercial loans will be handled.

B.                          CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.                         REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.                          RISK FACTORS

An investment in our ADSs or shares involves risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this Form 20-F, before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. In addition, the risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. You should also review the section of this Form 20-F captioned “Item 5. Operating and Financial Review and Prospects—G. Safe Harbor on Forward-Looking Statements.” Please note that additional risks not presently known to us, that we currently deem immaterial or that we have not anticipated may also impair our business and operations.

Risks Factor Summary

Risks Related to Our Business

Operational Risks

● A material failure in the continuing operations of our network, certain key systems, gateways to our network or the networks of other network operators could adversely affect our business, financial condition, results of operations and prospects.

● We may, in the future, be required to share our network infrastructure and capacity with our competitors.

● Our operations have been and may continue to be adversely affected by an outbreak of an infectious disease, such as the novel coronavirus (COVID-19) or other epidemics.

● Our networks face both potential physical and cyber security threats, such as theft, vandalism and acts intended to disrupt our operations, which could adversely affect our operating results.

● We face a number of risks relating to our internet-related services.

● A revenue leakage might occur due to internal weaknesses or external factors and if this risk were to materialize, it could have an adverse effect on our operating results.

● New technologies may adversely affect our ability to remain competitive.

● Expected benefits from investment in new networks and technologies may not be realized.

● Our satellites have limited operational life and they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of a satellite, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services.

Risks Related to our Fixed and Cellular Telecommunications Business

● Competition from existing cellular service providers may adversely affect our cellular services business.

● We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects.

● Our data and internet services are facing increasing competition, and we may experience declining margins and/or market share from such services as such competition intensifies.

● Cellular network congestion and limited spectrum availability could limit our cellular subscriber growth and cause reductions in our cellular service quality.

● Continuing growth in and the converging nature of wireless and broadband services will require us to deploy increasing amounts of capital and require ongoing access to spectrum in order to provide attractive services to customers.

● Our continued investments in the construction of our infrastructure network may not adequately address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired economic returns.

● We are subject to the control of the Government.

Financial Risks

● We are exposed to interest rate risk and risks inherent to potential changes in relevant benchmarks and indices, including changes to the administration of certain benchmarks or their future discontinuation, such as the potential phasing out of LIBOR after 2021.

● We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia.

Legal and Compliance Risks

● If we are found liable for anti-competitive practices, we may be subjected to substantial liability which could have an adverse effect on our reputation, business, financial condition, results of operations and prospects.

Regulatory Risks

● We operate in a legal and regulatory environment that is undergoing significant change. These changes may result in increased competition, which may result in reduced margins and operating revenue, among other things. These changes may also directly reduce our margins or reduce the costs of our competitors. These adverse changes resulting from regulation may have a material adverse effect on us.

● Enactment of the Job Creation Law and its implementing regulations.

● Regulatory changes may adversely affect our business and results of operations.

● Applicable regulations on tariffs and their implementation as supervised by the MoCI may affect our revenues and earnings.

● Regulations for the configuration of BTS towers may delay the installation of new BTS towers or changes in the placement of existing towers, and may erode our leadership position by requiring us to share our towers with our competitors.

● We may experience local community opposition to some of our tower sites.

● We are subject to numerous non-tax state revenue payments and a Universal Service Obligation Contribution ("USO Contribution").

● The interpretation and application of the anticipated enactment of a new consumer data protection regulation are uncertain and may adversely affect our business, financial condition, results of operations and prospects.

● Our electronic money business activity is highly regulated.

Risks Related to Development of New Businesses and Acquisitions

● We may not succeed in our efforts to develop new businesses.

● Our acquisition activities expose us to various risks.

Risks Related to our Corporate Structure

● We are dependent on our subsidiary, Telkomsel, a cellular telecommunications services and cellular telecommunications networks company.

● Our controlling shareholder's interest may differ from those of our other shareholders.

● Our Articles of Association contain certain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Risks Related to Indonesia

Political and Social Risks

● Current political and social events in Indonesia may adversely affect our business.

● Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities.

Macro-Economic Risks

● Negative changes in global, regional or Indonesian economic activity could adversely affect our business.

● Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us.

● Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business.

Risks relating to Natural Disasters

● Indonesia is vulnerable to natural disasters and events beyond our control, which could adversely affect our business and operating results.

● We may be affected by uncertainty in the balance of power between local governments and the central government in Indonesia.

Risks related to our ADSs

● The trading price of our ADSs may be volatile, which could result in substantial losses to you.

● If securities or industry analysts do not publish research reports about us or our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

● The different characteristics of the capital markets in Indonesia and the U.S. may negatively affect the trading prices of our ADSs and shares.

● Our financial results are reported to the OJK in conformity with IFAS, which differs in certain respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

● As a foreign private issuer in the U.S., we are permitted to, and we have relied and will rely on exemptions from certain NYSE corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ADSs.

● As a foreign private issuer in the U.S., we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company.

● The voting rights of holders of our ADSs are limited by the terms of the Deposit Agreement.

● Holders of our ADSs may be subject to limitations on transfer of their ADSs.

● Holders of our ADSs may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to them.

● Holders of our ADSs may experience dilution of their holdings due to their inability to participate in rights offerings.

● The time required for the exchange between ADSs and shares might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period.

● We are established in Indonesia and it may not be possible for investors to effect service of process or enforce judgments, on us, our Commissioners, Directors or officers within the United States, or to enforce judgments of a foreign court against us or any of these persons in Indonesia.

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

In addition, we also rely on interconnection to the networks of other telecommunications operators to carry calls and data from our subscribers to the subscribers of operators both within Indonesia and overseas. We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. Our network, including our information systems, IT and infrastructure and the networks of other operators with whom our subscribers are interconnected, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events. For example, in 2018 and 2019, a number of submarine cables that we rely on to provide services across the Indonesian archipelago were damaged mostly as a result of earthquakes. In 2020, a few submarine cables were damaged due to shunt faults (i.e., existence of a current leakage path between the power conductor and seawater without a break in the power conductor) and cuts. As a result, services in east Indonesia faced slowdowns and disruptions as we had to redirect affected traffic through satellites until the submarine cables could be restored. One of our building in Pekanbaru suffered fire damage in August 2020 and certain of our infrastructures and equipment were damaged by flood in Jakarta, Sulawesi and Kalimantan in 2020, without any such damages causing material interruption to our operations.

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

We may be required to share our network infrastructure and capacity with our competitors

Under the Job Creation Law and Government Regulation No. 46 of 2021 on Post, Telecommunication and Broadcasting ("GR No.46/2021"), telecommunication service providers with passive telecommunication infrastructure (e.g., ducts, towers, poles, or communication manholes, among others) has to give access to its passive telecommunication infrastructure to other telecommunication providers. GR No.46/2021 states that such use of passive telecommunication infrastructure must be based on cooperation and mutual agreement between the parties involved in a fair, reasonable and non-discriminative manner.

Further, a telecommunication service provider with active telecommunication and/or broadcasting infrastructure may give access to such active infrastructure to other telecommunication provider as agreed mutually and in furtherance of fair business competition. This may be achieved by leasing of network capacity to other telecommunication providers.

It remains to be seen how these new provisions will affect our business and our relations with other telecommunication players in Indonesia. We cannot assure you that the Government will adopt final terms which we will consider to be commercially reasonable. For example, we cannot assure you that any subsequent or implementing regulations will allow us to charge competitors who lease our network capacity fees at rates which we will consider to be commercially acceptable. If such regulations were to be implemented, it could have a material adverse effect on our revenue, financial condition, results of operations and prospects.

Our operations have been and may continue to be adversely affected by an outbreak of an infectious disease, such as the novel coronavirus (COVID-19) or other epidemics

An outbreak, or the fear of an outbreak of any severe infectious disease such as diseases caused by the novel coronavirus (COVID-19), Severe Acute Respiratory Syndrome (SARS), Middle East Respiratory Syndrome (MERS), the H5N1 avian flu or the human swine flu (H1N1) or a similar communicable diseases, if uncontrolled, or restrictions or containment measures taken by the governments of affected countries, including Indonesia, could have a material adverse effect on the overall business sentiment in Indonesia and in economies where we carry out our business, on Indonesian and international consumers' confidence and purchasing behavior, and in turn, on demand for our products and services. Most recently, in January 2020, an outbreak of COVID-19 believed to have started in Wuhan, Hubei, China, spread aggressively in multiple countries, including Indonesia, other countries in Southeast Asia, Europe and North America. The World Health Organization (the "WHO") declared the outbreak of COVID-19 a "pandemic" on March 11, 2020. On April 13, 2020, the President of Indonesia issued Presidential Decree No. 12 of 2020 declaring the current COVID-19 pandemic a national disaster. Various measures have been implemented to contain the outbreak in certain regions and countries, resulting in extensive government-imposed restrictions and containment measures, including restrictions on domestic and international travel, restrictions on public gatherings, social distancing, office and school closures, and local or general "stay at home" or quarantine orders. Such measures have resulted in a period of business disruptions, including prolonged disruptions to manufacturing and global supply chains as well as restrictions on business activities and the movement of people comprising a significant portion of the world’s population, and a decrease in economic activities in several countries, including Indonesia. In response to the COVID-19 outbreak or other epidemics or outbreak of infectious diseases, similar or more stringent measures could be taken that may further worsen the Indonesian economy and the global economy.

If the current COVID-19 outbreak or other epidemics or outbreaks of infectious diseases were to develop and persist, customers may delay, suspend or decrease orders for our products and services, and demand for certain of our products and services may decrease. Our distribution network and retail outlets may also experience significant disruption due to physical distancing measures and other containment measures. Our ability to provide services to our clients that require our teams to access their homes or offices may also be negatively impacted. Such disruptions did occur in the year ended December 31, 2020 but did not significantly affect our operations, business and results of operations. Regardless of enhanced hygiene and precautionary measures to safeguard the safety and health of our employees and customers, we could be subject to labor shortages or suspension of work if certain of our personnel, in Indonesia or elsewhere, were to become infected with the disease or restrictions and containment measures described above were to affect their ability to reach our offices and outlets. Our operations may also be significantly and adversely affected if government-imposed restrictions or other containment measures require us to suspend our operations, partially or entirely. Finally, the negative impact of the outbreak on the global economy may increase counterparty risks or increase difficulties in collecting fees, which may negatively impact our cashflows, delay certain of our projects, and reduce our ability to access capital or increase financing costs.

As at the date hereof, the potential economic impact on Indonesia and the global economy brought by, and the duration of, the COVID-19 pandemic is highly uncertain, subject to change and difficult to estimate or predict. There is no assurance that the outbreak of COVID-19 in Indonesia or elsewhere can be effectively controlled, or that another disease outbreak will not happen in the future. Whereas we are closely monitoring the current situation and potential developments, there is still uncertainty as to the full extent of the above-described potential delays and disruptions on our business, operations, prospects and results of operations.

Our networks face both potential physical and cyber security threats, such as theft, vandalism and acts intended to disrupt our operations, which could adversely affect our operating results

Our networks and equipment, particularly our wireline access network, face both potential physical and cyber security threats. Physical threats include theft and vandalism of our equipment and organized attacks against key infrastructure intended to disrupt operations. In addition, telecommunications companies worldwide face increasing cyber security threats as businesses become increasingly dependent on telecommunications and computer networks, and adopt cloud technologies. Cyber security threats include gaining unauthorized access to our systems or inserting computer viruses or malicious software in our systems to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of computers, portable data devices or mobile phones and intelligence gathering on employees with access to our systems.

Although we have not experienced any material successful cyberattacks to date that have affected our operations, our network and website are frequently targeted by cyberattacks. For example, in October 2018, PT Telkom Satelit Indonesia's ("Telkomsat") corporate website was defaced. The content on the homepage was altered, which left customers unable to access the site for part of one day, before the site was restored. In 2020, we detected 49.44 million cyber threats to our servers. Almost all of those threats were non-disruptive and only 78 of them raised to the level of issues we needed to specifically address, which we did successfully and promptly. In addition, we cannot guarantee that safety procedures we have in place and our intrusion detection systems may always prove efficient against illegal access to our internal data and databases, customers', suppliers and other parties' data hosted on our systems. If we are unable to prevent such attacks or successfully detect such intrusions in a timely manner or at all, such data could be misappropriated and illegally used or disseminated. While none of these cyberattacks have caused significant losses to date, a successful cyberattack may lead us to incur substantial costs to repair damage or restore data, implement substantial organizational changes and training to prevent future similar attacks and lost revenues and litigation costs due to misused sensitive information, liabilities for information loss, breach of confidentiality of private information, and cause substantial reputational damage. Cyberattacks may also cause equipment failures, loss of information, including sensitive information or information stored in our customers' computer systems and mobile phone systems, failure or perceived failure to comply with applicable privacy, security or data protection laws, as well as disruption to our operations or our customers' operations. Furthermore, it might be difficult to calculate the economic costs caused by potential cyber security incidents and maintain sufficient insurance coverage relating to them at commercially reasonable rates and terms. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, reduce our customer satisfaction and cause us to incur additional costs. Due to the evolving nature of cyber security threats, the scope and impact of any future incident cannot be precisely predicted. We take preventive and remedial measures with respect to our systems, including enhanced cooperation with the police, particularly in areas prone to criminal activity and regular updates of our information system security measures. While we believe that we have taken appropriate measures to protect our network, there is no assurance that these physical and cyber security measures will be successful. Damage to our network, equipment or data and the need to repair such damage resulting from a physical or cyberattack may materially and adversely affect our business, financial condition and operating results.

We face a number of risks relating to our internet-related services

In addition to cyber security threats, since we provide connections to the internet and host websites for customers and develop internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. For example, in the past, due to an escalation in spam messages generated from email addresses on the Telkom network, Telkom was placed on certain DNS blacklists which blocked all email generated from Telkom addresses for almost a week until remedial measures could be put into place. This did not occur in 2020 as anti-spam tools already deployed into our systems significantly mitigated the effect of cyberattacks on our systems.

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

We have taken certain preventive measures to mitigate the possibility of revenue leakage by increasing control functions in all of our existing business processes, increasing cooperation and information sharing between operational units to detect potential fraud, implementing revenue assurance methods, employing adequate policies and procedures as well as implementing information systems applications to minimize revenue leakages. Nonetheless, there is no assurance that in the future there will be no significant revenue leakages or that any such leakages will not have a material adverse effect on our operating results.

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

One of the main challenges faced by the telecommunications industry in Indonesia is the increasing use of Over The Top services that has become a substitute for voice and SMS services, in line with the growing number of smartphone users. In particular, the percentage contribution from cellular phone services to our consolidated revenues has declined from 26.3% for 2018 to 14.2% for 2020. This has happened not only in Indonesia, but also in developed countries where smartphone penetration is high. In addition, we face a continuing risk of market entry by new operators and service providers (including non-telecommunications players and Over The Top players) who, by using newer or lower cost technologies, may succeed in rapidly attracting customers away from established market participants such as ourselves. This may result in a loss of market share and could have a material adverse effect on our business, financial condition and results of operations. In particular, the rapid development of new technologies, new services and products, and new business models has resulted in distinctions between local, long distance, wireless, cable and internet communication services entry barriers being lessened and has brought new competitors into the telecommunications market. For example, the increased availability of high-throughput satellite capacity in Indonesia has increased competition, and adversely affected pricing, for our satellite business.

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

Expected benefits from investment in new networks and technologies may not be realized

We may pursue new growth opportunities in the communications industry in the future, including introducing services and products employing new technologies, such as next generation mobile technologies, 5G, virtualization, software-defined networking, cloud based technologies, new video and content delivery platforms and digital marketing. The implementation of these new technologies depends on a number of factors, including developing our network and the launch of new and commercially viable products and services involving these technologies. We may have to incur substantial expenditure to develop our network, services and products and to gain access to related or enabling technologies in order to successfully implement these new technologies. We may not be successful in modifying our network infrastructure in a timely and cost-effective manner to facilitate such implementation, which could adversely affect our quality of service, financial condition and results of operations.

Further, we may face the risk of unforeseen complications in the deployment of new technologies. Any newly adopted technology may not perform as expected, and we may not be able to successfully or on a timely basis to develop the new technology to effectively and economically deliver services based on such technology.

Our satellites have limited operational life and they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of a satellite, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

We operate three satellites, namely Telkom-2, Telkom-3S and the Merah Putih Satellite. These satellites have limited operational lives, and their design lives ended or will end approximately in 2020, 2032 and 2033, respectively. Following an assessment from its manufacturer, Telkom-2's operational life can be extended beyond December 2020 and we expect to operate this satellite until May 2021. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, sub-systems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, or the manner in which the satellite is monitored and operated. We use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long distance and cellular services.

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

Risks Related to our Fixed and Cellular Telecommunications Business

Competition from existing cellular service providers may adversely affect our cellular services business

The Indonesian cellular service business is highly competitive. Competition among cellular service providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. With the increasing popularity of smart phones in Indonesia, we believe that data network quality and coverage, including 4G/LTE coverage, will increasingly become an intense area of competition. In recent years, competitors have offered promotions such as bonus data packages in order to attract customers, which has generally made the pricing environment in Indonesia less profitable. In 2019, the intensity of downward pressure on selling prices decreased but this trend reversed in 2020. Since early 2020, the COVID-19 outbreak created uncertainty and a general economic slowdown in Indonesia that impacted consumers' purchasing power and, as a result, translated into lower consumer spending. This accelerated a shift from Telkomsel's legacy business to its data services and generally exacerbated competition among operators, which translated into increased downward pressure on selling prices. This competition is likely to continue, particularly as telecommunications companies are affected by increased competition from Over The Top providers. In 2020, a number of our competitors continued to increase their coverage by expanding outside Java.

For tariffs which are within the scope of the Job Creation Law, variations in selling prices may be limited because the Government may determine upper and lower limits based on public interest and fair business competition principles. Upper limits may be determined in areas where only one telecommunications operator operates. Lower limits may be determined based on the Government's assessment of prevailing market conditions (for instance to prevent unfair business competition). The implementing regulations of such law, however, have yet to be passed.

Our cellular services business, operated through our majority-owned subsidiary Telkomsel, competes primarily with Indosat and XL Axiata. However, we are also facing increased competition from smaller operators that provide cellular services in Indonesia, including PT Hutchison 3 Indonesia ("Hutchison"), which is part of the Hutchison Asia Telecom Group and operates under the "3" or "Tri" brand and PT Smartfren Telecom Tbk ("Smartfren Telecom"), which is part of the Sinar Mas Group.

There has been and we expect there could be further consolidation in our industry in the future. For instance, XL Axiata completed the acquisition of a majority interest in and merged with PT Axis Telekom in 2014, which resulted in XL Axiata acquiring additional frequency allocations to provide 4G/LTE services as well as acquiring the customers of PT Axis Telekom. In December 2020, CK Hutchison and Qatar’s Ooredoo announced they had entered into a non-binding memorandum of understanding and initiated negotiations for combining their operations in Indonesia, subject to satisfactory completion of such negotiations and meeting certain requirements, including obtaining required regulatory approvals. Furthermore, we believe any merger or consolidation in the industry will help to promote a healthier competition between operators as well as better cost efficiencies and reduce overlapping in many areas.

Additional consolidation among cellular services providers may occur which may be driven by competitive factors as well as efforts to reduce operating costs and obtain wider spectrum allocation. In addition, the Government tends to encourage consolidation, including through the enactment of the Job Creation Law which regulates, among other things, telecommunications clusters, in an effort to promote healthier competition among fewer industry players with a better cost-efficiency profile and wider spectrum allocations.

Consolidation of competitors for cellular services may allow them to expand the geographic coverage of their integrated network infrastructure. In recent years, both Telkomsel and its competitors have acquired wider spectrum allocations as part of the Government's spectrum refarming initiative. In 2019, we entered into a refarming arrangement with Indosat which was approved by the Government. This has allowed them to improve the quality of their cellular services as well as to expand the amount of traffic that they can service through their network, which may allow them to expand their services and increase revenues. Furthermore, the Job Creation Law allows telecommunications operators to share network infrastructure and capacity on a B2B basis while applicable tariffs will remain determined by the operators and/or will remain based on the tariff formula as set out by the ICT ministry. Details relating to the implementation of such law are still unknown as at the date hereof since the implementing regulations have not been passed yet. See "— We may, in the future, be required to share our network infrastructure and capacity with our competitors." As the telecommunications operator with the most extensive network infrastructure in Indonesia, if capacity and network sharing pursuant to such regulation were not implemented on a B2B basis and such regulation were to become effective, it would allow our competitors to take advantage of our existing infrastructure without significant capital expenditure, which would have a significant impact on competition.

As a result, any of these developments may present challenges for Telkomsel in maintaining its market position and could adversely affect our results of operations, financial condition and prospects.

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects

Revenues derived from our wireline voice services have declined during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication. Tariffs for mobile services have declined in recent years which has further accelerated substitution of mobile for wireline voice services. The number of our fixed wireline subscribers decreased by 2.7% in 2020 and revenues from our wireline voice services decreased by 27.2% in 2020. The percentage of revenues derived from our wireline voice services out of our total revenues was 1.6% in 2020.

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

Cellular network congestion and limited spectrum availability could limit our cellular subscriber growth and cause reductions in our cellular service quality

We expect to continue to offer promotional plans to attract subscribers and increase usage of our network by our cellular subscribers, in particular during and in the aftermath of the COVID-19 outbreak. We also expect to continue to promote our data services and fixed broadband services. While we believe that we have sufficient spectrum allocation to support our current business, we may in the future need to acquire additional spectrum allocation to accommodate future growth in subscribers and traffic. As a result, we may experience increased network congestion, which may affect our network performance and damage our reputation with our subscribers. The Government occasionally conducts auctions for unused spectrum allocation. We seek to secure as much of the available spectrum as we expect is needed for our operations but, as this is a scarce resource and allocations are subject to regulatory factors which may change over time (such as auction rules) and other considerations, such as fair business conduct and fair competition, we cannot guarantee that we will always be in a position to secure spectrum allocations consistent with our expectations or strategic objectives.

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

Our continued investments in the construction of our infrastructure network may not adequately address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired economic returns

We regularly review our network capability, advantage, and capacity availability and continue to make substantial investments in the construction of our infrastructure network, including our 4G/LTE infrastructure, to carry the increasing data traffic.

Our wireless data traffic business has experienced significant growth in recent years, which contributed to the growth of our operating revenue and provides our business with further opportunities for development. The COVID-19 outbreak had an impact on consumption habits with more people working and learning from home, which positively impacted data traffic and shifted traffic from business districts to residential areas. We expect a continued and substantial increase in data traffic not only as a result of changes in consumption habits and consumers' behavior but also as a result of our efforts to make our data services affordable at a time where purchasing power and disposable income have been negatively affected. We launched our 4G/LTE services in 2014 and the substantial increase in data traffic resulting from the growth of our wireless data traffic business, our 4G/LTE business and the proliferation of smartphones had significantly strained the existing capacity of our telecommunications network infrastructure. As a result, based on our anticipation of further significant traffic data growth, we have made and will continue to make substantial investments in the construction of our infrastructure network, including our 4G/LTE infrastructure, to carry the increasing data traffic. However, our ability to improve or expand our infrastructure network is subject to various factors, a number of which are not within our control, such as regulations and changes in regulations, changes to the competitive environment or technological developments that could adversely affect our ability to improve or expand our infrastructure network as expected or desired and achieve anticipated returns on our investments.

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

Financial Risks

We are exposed to interest rate risk and risks inherent to potential changes in relevant benchmarks and indices, including changes to the administration of certain benchmarks or their future discontinuation, such as the potential phasing out of LIBOR after 2021

Our debt includes bank borrowings used to finance our operations. In order to reduce our exposure to interest rate fluctuations, we aim to balance the share of our fixed rate loans and floating rate loans in our bank borrowings. We try to achieve this where there are opportunities to increase the share of fixed-rate loans in our overall loan portfolio in light of prevailing interest rates available in the market at any given time and based on market and our expectations as to future floating and fixed interest rates. As of December 31, 2020, approximately 58.7% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans.

Changes in the macro-economic environment worldwide due to on-going trade disputes between the United States and China and the COVID-19 outbreak also had an impact on Southeast Asia and Indonesia. In an effort to support the Indonesian Rupiah and the Indonesian economy, Bank Indonesia decreased its benchmark interest rate five times in 2020 to 3.75%.

Moreover, reference rates and indices, including interest rate benchmarks (such as the London Interbank Offered Rate ("LIBOR"), the Euro Interbank Offered Rate ("EURIBOR"), or the Jakarta Interbank Offered Rate ("JIBOR")), which are used to determine the amounts payable under financial instruments or the value of such financial instruments ("Benchmarks"), have, in recent years, been the subject of political and regulatory scrutiny as to how they are created and operated. This has resulted, particularly in the United Kingdom, in regulatory reform and changes to existing Benchmarks, with further changes anticipated. This could increase the costs and risks of complying with any such regulations or requirements.

For example, LIBOR has been questioned as a result of the absence of relevant active underlying markets and possible disincentives for market participants to continue contributing to such benchmarks. On July 27, 2017, the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it does not intend to continue to persuade, or use its powers to compel, panel banks to submit rates for the calculation of the LIBOR benchmark to the administrator of LIBOR after 2021 (the "FCA Announcement"). The FCA Announcement indicated that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Subsequent speeches by FCA officials have emphasized that market participants should not rely on the continued publication of LIBOR after 2021. Furthermore, on December 4, 2020, the ICE Benchmark Administration (IBA) published a consultation on its intention to cease the publication of LIBOR. Based on feedback and information received from LIBOR panel banks, and following discussions with the FCA and other official sector bodies, IBA made announcements on November 18, 2020, and November 30, 2020, that it would consult on its intention to cease certain LIBOR publications on specific dates, subject to any rights of the FCA to compel IBA to continue publication.

Following the implementation of any such changes, reforms or potential reforms, the manner of administration of LIBOR, EURIBOR or other benchmark indices such as JIBOR may change, with the result that it may perform differently than in the past or benchmarks could be eliminated entirely. Any of the above changes or any other consequential changes as a result of international or national reforms or other initiatives or investigations could have an adverse effect on the interest paid on our floating-rate loans that are linked to, reference or otherwise are dependent (in whole or in part) upon a benchmark. As of December 31, 2020, however, the aggregate outstanding amount of our floating rate loans that use LIBOR or EURIBOR as reference rates was insignificant. Nonetheless, the uncertainty as to whether LIBOR will survive in its current form or at all may lead to adverse market conditions, which may have an adverse effect on access to liquidity and debt refinancing in the future.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2018, 2019 and 2020, our consolidated capital expenditures totaled Rp33,620 billion, Rp36,485 billion and Rp29,279 billion (US$2,084 million), respectively. We expect the decrease in our capital expenditure in 2020 to be temporary as such decrease did not reflect a decrease in our funding capacity, but rather the impact of practical and operational difficulties relating to the deployment of such expenditures in the context of the COVID-19 pandemic and containment measures implemented in Indonesia, as well as weaker growth in demand from IndiHome subscribers since the number of IndiHome subscribers increased by 1.0 million in 2020 compared with a 1.9 million increase in 2019. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. Even if we have not experienced any difficulties in securing loan facilities and we expect our current credit profile would allow us to secure new loan facilities as necessary, we cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all, in the future. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technologies to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In November 2019, we received a summons from the KPPU regarding alleged violations of the Business Competition Law relating to Telkom and Telkomsel's policy on blocking access to Netflix. Telkom has provided information in response to the investigation conducted by the KPPU and conveyed that Telkom found itself obliged to take such temporary measures to protect consumers from potential losses (e.g. despite the subscription payment, consumers are exposed to potential risk of not being able to enjoy Netflix's services if Netflix, and/or access from Indonesia to all or part of the contents they provide is banned by the Government, and also, the content Netflix provides may not be suitable for Indonesian viewers) as Telkom considers that as at the date hereof, Netflix has not yet fully complied with Indonesian regulations regarding media content, especially in relation to censorship laws. In 2020, Telkom has responded to KPPU's requests relating to its investigation into this matter. The investigation was extended to address alleged discriminatory behavior of Telkom acting as an Internet Access Provider. On April 29, 2021, KPPU concluded those proceedings when it ruled that it had not been established that either Telkom or Telkomsel had violated the Business Competition Law as previously alleged. This decision is final.

In November 2019, we also received a summons from the KPPU regarding alleged violations of the Business Competition Law relating to Telkom's Internet Protocol Transit Business in Papua. In December 2019, we provided clarifications regarding this matter as requested by the KPPU. We received a second summons from the KPPU in August 2020 that we responded to on August 7, 2020.

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

Regulatory Risks

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

The Government has announced its plan (and has already circulated a white paper) to gradually shift the existing interconnection services regime to be IP-based. It is expected that, in 2025, all interconnection services will be IP-based and existing interconnection services (e.g., SMS) would only be part of the value added service. As of the date hereof, amendments to MoCI Regulation No.8/2006 are being prepared to accommodate IP-based interconnection services during a transition period to allow operators able to use such technology to do so. If this governmental initiative materializes, we may need to significantly change our existing infrastructure (which our competitors rely on in carrying out conventional interconnection services and pay tariffs to us) with the new technologies. Consequently, our revenue from interconnection services may decrease, and we may need to reserve costs to procure new infrastructures.

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

In addition to Indonesian laws and regulations, due to the nature of our business and the services we provide, we may be subject to the laws and regulations of other jurisdictions where we operate or have customers. In particular, regulators in various jurisdictions are increasingly scrutinizing how companies collect, process, use and analyze, store, share and transmit personal data. This increased scrutiny may result in new interpretations of existing laws, thereby further impacting our business. Recent regulations, such as the General Data Protection Regulation ("GDPR"), which went into effect in the European Union ("EU") on May 25, 2018, apply to the collection, use, retention, security, processing, and transfer of personally identifiable information of residents of certain countries, such as EU member states in the case of the GDPR. The GDPR created a range of new compliance obligations, and imposes significant fines and sanctions for violations. In Indonesia, the draft data protection bill, which has adopted the contents of the GDPR, has been submitted to the House of Representatives of Indonesia (Dewan Perwakilan Rakyat or "DPR") in February 2020 and, as at the date hereof, is still being discussed with the Government. As a result, there is still uncertainty as to the scope of the data protection bill, including the scope and nature of exemptions from the rights of personal data owners where such data are aggregated for various purposes, such as statistical and scientific research, which could negatively impact the development of big data applications and businesses in Indonesia until such matters are settled.

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

Regulatory changes may adversely affect our business and results of operations

We operate in a regulated environment, and our telecommunications operations are mainly regulated by the MoCI. We are also required to comply with applicable information and technology, and consumer data protection laws and regulations in carrying out our activities. Future regulatory changes, particularly with respect to telecommunications network, telecommunications services, and data protection may generate incremental costs and delays, thereby adversely affecting our business, prospects, financial condition and results of operations.

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

Applicable regulations on tariffs and their implementation as supervised by the Indonesian Telecommunication Regulatory Authority ("ITRA") may affect our revenues and earnings

The Government does not set a fixed amount or specified range of tariff that must be charged by telecommunications operators to their customers. However, the Government does set out formulas that telecommunications operators like us must refer to in determining the tariff for their services. MoCI Regulation No.15/PER/M.KOMINFO/4/2008 on Guidelines for Tariff Determination on Basic Telephone Service Distributed through Fixed Line ("MoCI Regulation No.15/2008") and MoCI Regulation No.09/PER/M.KOMINFO/04/2008 on Guidelines for Tariff Determination on Telecommunication Service Distributed through Mobile Cellular Network ("MoCI Regulation No.09/2008") are the applicable regulations for tariff calculation and determination relating to basic telephony and cellular services. Tariff formulation for our internet telephony services for retail customers is subject to MoCI Regulation No.8 of 2017 on Provision of Internet Telephony Service for Public ("MoCI Regulation No.8/2017"). In October 2019, MoCI issued new regulation MoCI Regulation No.13 of 2019 on Provision of Telecommunication Services ("MoCI Regulation No.13/2019") that was expected to revoke and replace MoCI Regulation No.8/2017 from April 25, 2020. MoCI Regulation No.2/2020 ("MoCI Regulation No.2/2020") amended MoCI Regulation No.13/2019 which postponed the effectiveness of MoCI Regulation No.13 of 2019 to January 31, 2021.

Neither MoCI Regulation No.8/2017 nor MoCI Regulation No.13/2019 discuss at length the formula that we must apply in determining tariff for internet telephony services as a telecommunications operator. While MoCI Regulation 13/2019 requires operators to follow the relevant MoCI guidelines, as of the date hereof, MoCI has not yet published such guidelines. MoCI Regulation No. 8/2017 requires operators to determine the internet telephony services tariff following a cost-based calculation in a manner that (i) accounts for investments in the telecommunications network, (ii) accounts for investments in infrastructure relating to internet telephony services, and (iii) ensures the tariff for internet telephony services corresponds to the applicable tariff for basic telephony services. We understand that, pending publication of the expected MoCI guidelines on the tariff for internet telephony services for retail customers in accordance with MoCI Regulation No.13/2019, operators are expected to follow the existing tariff determination process based on MoCI Regulation No.8/2017.

The formulas set out in MoCI Regulation No.15/2008 and MoCI Regulation No.09/2008 comprise numerous variables, such as cost of capital, cost of equity, cost of debt, annuity factor, traffic data and fee cost. These variables are accounted for based on, among other things, our annual financial reports and statements. Although this may seem to give us flexibility in tariff formulation, the Government is still authorized to supervise the implementation of tariff formulation through (i) the Indonesian Telecommunication Regulatory Authority ("ITRA"), for basic telephony and cellular services, and (ii) Directorate General on Post and Informatics ("DGPI"), for internet telephony services for the public. Based on its supervision, ITRA may take further action as it sees fit if any of our actions is deemed to potentially disrupt fair competition in the telecommunications market. Our promotional tariff must be carefully planned and calculated to avoid any possible "predatory pricing" claim, as the Government does not fix an amount for the lowest tariff that we may charge to our customers.

If we violate the tariff formulation as governed under these tariff regulations, we will be subject to fines (relating to MoCI Regulation No.15/2008) and examination by ITRA (relating to MoCI Regulation No.09/2008). Both regulations allow the public to participate in the supervision process by submitting complaints, e.g. regarding unfavorable fees charged by us. Meanwhile, the lack of clarity and MoCI Regulation 09/2008 with respect to non-compliance with the applicable internet telephony services tariff could lead to unpredictable action that may be taken by DGPI. We cannot assure you that there will be no actions taken by either ITRA or DGPI against us or complaints alleged by our customers against us. If these risks were to materialize, it could have an adverse effect on our business, financial condition, results of operations and prospects. As the Government dissolved ITRA in 2020 in accordance with Presidential Decree No. 112 of 2020, ITRA's former duties and functions are now assumed by the MoCI.

Regulations for the configuration of BTS towers may delay the installation of new BTS towers or changes in the placement of existing towers, and may erode our leadership position by requiring us to share our towers with our competitors

In 2008, MoCI issued MoCI Regulation No. 02/PER/M.KOMINFO/3/2008 relating to the construction, utilization and sharing of BTS towers ("MoCI Regulation No.02/2008"). In 2009, MoCI (jointly with the Minister of Home Affairs, Minister of Public Works and Head of Investment Coordinating Board) issued a joint regulation ("Joint Ministries Regulation") that supplemented MoCI Regulation No.02/2008. The purpose of this new regulation was essentially to harmonize central, local and sectoral administrative procedures and functions for granting BTS tower construction permits. MoCI Regulation No.02/2008 was revoked in 2018. As of the date hereof, the relevant regulations governing the construction of BTS towers are the Joint Ministries Regulation and the Omnibus Law.

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

In addition, this regulation requires us to allow other telecommunications operators to lease space on and utilize our telecommunications towers in a manner that provides equal opportunity to and without any discrimination among such other telecommunications operators. This allows our competitors to expand their networks by leasing space on and utilizing our telecommunications towers without having to expend capital expenditures to build their own telecommunications towers. As a result, our competitors may be able to expand their network quickly and grow their business quickly, particularly in urban areas where new space for additional towers may be difficult to obtain. As at the date hereof, no implementing regulations have been passed in connection with the Job Creation Law regarding the telecommunications sector. As a result, it is still premature to assess risks that may materialize as a result of such law. If our wholly-owned subsidiary PT Dayamitra Telekomunikasi ("Mitratel") is subject to network sharing requirements in relation to the deployment of 5G technology, depending how such requirements (if any), are implemented, or if more than one operator obtains 5G licenses, this could reduce the potential for collocation, the availability of sites for building new BTS towers in certain areas. In addition, any requirement imposing the retrofitting of existing BTS towers to allow more than one operator to use them could create additional costs.

In order to operate our telecommunications towers, Indonesian regulations allow local governments to impose three types of fees (property tax (Pajak Bumi dan Bangunan/PBB), fees charged in connection with building permits (Ijin Mendirikan Bangunan) and the telecommunication tower control fees) fees which are determined on a cost basis subject to a formula provided by the MoF and the location of the telecommunications towers. While local governments that have begun to impose such fees have not charged material amounts as at the date hereof, we cannot assure you that such fees will not be material in the future. In addition, we cannot assure you that there will be no material difference in the amount of fees that we would be liable to pay to the relevant local governments. If these risks were to materialize, it could have an adverse effect on our operating results.

We may experience local community opposition to some of our tower sites

We have experienced, and may in the future experience, local community opposition to our existing sites or the construction of new tower sites for various reasons, including aesthetic and alleged health concerns. As a result of such opposition, we could be required by the local authorities to dismantle and relocate certain towers. Opposition to the construction of new towers could also cause delays in the availability and completion of new towers. In extreme cases, vandalism could result in damaged equipment.

If we are required to relocate a material number of our towers and cannot locate replacement sites that are acceptable to our customers, or production delays or damages to equipment occur, it could materially and adversely affect our business, prospects, results of operations and financial condition.

We are subject to numerous non-tax state revenue payments and a Universal Service Obligation Contribution ("USO Contribution")

We are subject to multiple rules and regulations authorizing the Government to collect non-tax state revenue from us. Pursuant to Government Regulation No.80 of 2015 on Applicable Types and Tariff on Non-Tax State Revenue for MoCI ("GR No.80/2015"), the Government's non-tax revenue may be derived from, among other things, tests for telecommunications devices, telecommunications operations and use of radio frequency spectrum. MoCI Regulation No.17 of 2016 on Tariff Implementation Guidelines on Non-Tax State Revenue Collected from Telecommunication Operation Rights Fee (Biaya Hak Penyelenggaraan, or "BHP") and USO Contribution, as amended by MoCI Regulation No.19 of 2016 ("MoCI Regulation No.19/2016") specifies that every licensed telecommunications operator must pay the Telecommunication BHP and USO Contribution. Government Regulation No.53 of 2000 on Use of Radio Frequency Spectrum and Satellite Orbit ("GR No.53/2000") and MoCI Regulation No.21 of 2014 also specifies the obligation for telecommunications operators that use a slot in the orbit for their satellite to pay a satellite orbit operation right fee.

Under Law No.36 of 1999 on Telecommunications (the "Telecommunications Law"), telecommunications operators must participate in USO Contribution. Further, according to MoCI Regulation No.10 of 2018 on Implementation of Telecommunication and Informatics USO ("MoCI Regulation No.10/2018") and GR No.46/2021, the USO Contribution will be one of the sources of funding for provision of information and communication technology infrastructure. This infrastructure provision is targeted to (i) remote areas needing access to information and telecommunications technology, (ii) groups of citizens with disabilities or economic limitations and/or (iii) other areas that still require access to information and telecommunications technology.

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

The interpretation and application of the anticipated enactment of a new consumer data protection regulation are uncertain and may adversely affect our business, financial condition, results of operations and prospects

Law No.11 of 2008 on Electronic Information and Transactions Law as amended by Law No.19 of 2016 ("EIT Law") first came into effect on April 21, 2008. The EIT Law sets forth general principles to be further implemented through a series of Government regulations, presidential decrees and ministerial decrees, some of which have not yet been promulgated. In general, the provisions of the law are broad, and few sources of interpretive guidance are available. A number of implementing regulations to the EIT Law have been enacted, among others, Government Regulation No. 71 of 2019 on Implementation of Electronic System and Transaction, as implemented by MoCI No. 5 of 2020 on Private Electronic System Operators ("MoCI Regulation No.5/2020") ("GR No.71/2019") and MoCI Regulation No.20 of 2016 on Protection of Personal Data in an Electronic System ("MoCI Regulation No.20/2016"). These regulations are new and subject to interpretation by the regulatory authorities. Pending clear instances of the application of such regulations, it is uncertain how these regulations will affect us. Further, following the enactment of the Omnibus Law, GR No.46/2021 was passed which made recent changes to certain regulatory provisions that apply to the telecommunications sector.

GR No.71/2019 has implemented a number of significant changes, including (i) a new definition of public and private electronic system operators, (ii) new data localization requirements for public electronic system operators, (iii) further elaboration on the deletion of electronic data, (iv) the provision of electronic certificates and electronic reliability certificates, and (v) a new scope of electronic certification services. GR No.71/2019 also defines "public electronic system operators" as governmental institutions that organize, manage or operate an electronic system or any person, state apparatus or business entities appointed by any such governmental institution to organize, manage or operate an electronic system. The other electronic system operators that do fall within the foregoing category will be considered "private electronic system operators." Under MoCI Regulation No.5/2020, private electronic system operators must register their electronic systems with MoCI. The registration obligation also applies to private electronic system operators that are established under foreign laws (or are domiciled outside of Indonesia) and fulfil certain criteria. Private electronic system operators must ensure that their electronic systems do not (i) contain prohibited electronic information or documents and (ii) facilitate the dissemination of such electronic information or documents. Private electronic system operators must also take down prohibited contents within 24 hours or within four hours if they have received a take-down notice from MoCI.

Under GR No.71/2019, there is a one-year transitional period for electronic system operators to comply with their obligation to register with MoCI and a two-year transitional period for public electronic system operators to comply with the data localization requirements, which is the obligation to manage, process and store the electronic systems and data within Indonesia. As a positive development from the previous rule, GR No.71/2019 has clarified the data localization requirements (which now comprise "managing," "processing," and "storing" electronic systems and data) and removed the uncertainty about the "public services" definition under the prior applicable rule. The previous rule only stipulated that electronic system operators for "public services" were obliged to, among others, maintain data centers within Indonesia. GR No. 71/2019 removed all references to "public services" and instead uses the concept of "public electronic system operators", which clarifies which parties are required to comply with the additional requirements under GR No. 71/2019.

Not all of the implementing regulations of the EIT Law, however, have been issued and some have only been recently enacted. Accordingly, the full impact of the EIT Law, the related implementing regulations and any change in Indonesian consumer data protection regulations on our financial and operational status cannot be determined at this time. There is no assurance that we would be able to comply with the EIT Law, or that the compliance would not require us to make substantial capital expenditure or delays in our business schedules.

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

BI Circular Letter No.16/11/DKSP dated July 22, 2014 on Electronic Money Operations which was most recently amended by BI Circular Letter No.18/21/DKSP dated September 27, 2016, further implements the obligation for e-money license holders to report any change in the type or name, developments or addition of facilities to the e-money product. See "Item 4. Information on the Company — Licensing — Payment Method Using e-Money." The amendment of this circular specifies that an e-money product with a different type and/or name, developments and/or additional facilities can only be issued after obtaining approval from BI. Further, BI Regulation No.20/2018 is also implemented by BI's Board of Governor Members Regulation No.20/21/PADG/2018 dated August 20, 2018 on the Report on the Implementation of Payment Using Card and Electronic Money Activities by Smallholder Credit Banks and Non-Bank Institutions ("BI BOG Regulation No.20/2018"). BI BOG Regulation No.20/2018 regulates the reporting obligation that must be satisfied by any party practicing e-money activity.

We must comply with these regulations as we are carrying out a business which is highly regulated. If we, through Telkomsel, fail to comply with any of these obligations, we will be subject to administrative sanctions. Any sanction imposed on Telkomsel could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Development of New Businesses and Acquisitions

We may not succeed in our efforts to develop new businesses

We believe that efforts to develop new businesses other than the telecommunications business such as digital life and smart platform and enterprise digital businesses, as well as international expansion are necessary to ensure continuing business growth. Risks related to new business development include competition from established players, suitability of business model, competition from disruptive new technologies or business models, the need to acquire new expertise in the new areas of operation, and risks related to online media which include intellectual property, consumer protection and confidentiality of customer data. Further, we have to focus on securing new enterprise customers. If we are unable to secure new contracts, or we are unable to renew our existing contracts with similar contract value, size or margins to existing ones, this may adversely affect our business, results of operations and financial condition.

Focusing on international expansion is one of our strategic business initiatives. In particular, we have expanded into a number of jurisdictions in telecommunications or data related areas, namely Singapore, Hong Kong, Timor Leste, Australia, Myanmar, Malaysia, Taiwan, the United States and New Zealand. Expanding our operations internationally exposes us to a number of risks associated with operating in new jurisdictions. For example, our international operations could be adversely affected by political or social instability and unrest, regulatory changes (such as an increase in taxes applicable to our operations), macroeconomic instability, limitations on or controls on the foreign exchange trade, competition from local operators, difference in consumer preference and a lack of expertise in the local markets in which we will operate. Any of these factors could limit our expected returns from our expansion and materially and adversely affect our business, results of operations and financial condition.

Our acquisition activities expose us to various risks

We have in the past pursued, and may continue to pursue, acquisitions of complementary assets and businesses. For instance, in 2019, Mitratel purchased 2,100 telecommunications towers from PT Indosat Tbk ("Indosat"), a telecommunications operator company in Indonesia. In 2020, Mitratel entered into a conditional sale and purchase agreement for the acquisition of 6,050 telecommunications towers from our majority-owned subsidiary PT Telekomunikasi Selular ("Telkomsel"), 1,911 of which were transferred to Mitratel in October 2020 with the remaining balance similarly transferred in February 2021. The success of these acquisitions will depend, in part, on our ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses with our existing businesses. Based on the size and complexity of certain businesses, integrating them into our existing business could require substantial time, expense and effort from our management. The process of integrating an acquired business may also involve unforeseen costs and delays or other operational, technical and financial difficulties that may require a disproportionate amount of management attention as well as financial and other resources. If our management's attention is diverted or there are any difficulties associated with integrating these businesses, our results of operations could be adversely affected.

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

Risks Related to our Corporate Structure

We are dependent on our subsidiary, Telkomsel, a cellular telecommunications services and cellular telecommunications networks company

We derived 65.3%, 65.1% and 61.5% of our revenue in 2018, 2019 and 2020, respectively, from our mobile business through our 65.0% majority-owned subsidiary, Telkomsel. The remaining 35.0% interest in Telkomsel is held by Singapore Telecom Mobile Pte. Ltd. ("Singtel"). A telecommunication company based in Singapore, Singtel may seek to influence the management, operation and performance of Telkomsel. In the event that there are differences between us and Singtel regarding the business, strategy and operations of Telkomsel, these issues may take time to resolve, or may not result in a positive outcome for our Group. These factors could adversely affect our business, financial condition and operating results.

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

As of December 31, 2020, the Government had a 14.29% equity interest in Indosat, which competes with us in cellular services, data center services, IT solutions, system integration services and fixed IDD telecommunications services. The Government's equity interest in Indosat also includes a Dwiwarna Share which has special voting rights and veto rights over certain strategic matters under Indosat's articles of association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one director to its board of directors and one commissioner to its board of commissioners. As a result, there may be instances where the Government's interests will conflict with ours. There is no assurance that the Government will not direct opportunities to Indosat or favor Indosat or any other telecommunications operator when exercising regulatory powers over the Indonesian telecommunications industry. If the Government were to give priority to the business of Indosat or any other telecommunications operator over ours, or to expand its equity interest in Indosat or acquire an equity interest in any other telecommunications operator, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

These provisions could have the effect of delaying, preventing or deterring a change in control, and could limit the opportunity for our shareholders to receive a premium for their ADSs and/or shares, and could also materially decrease the price that some investors are willing to pay for our ADSs and/or shares.

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

President Joko Widodo won the Indonesian presidential elections which took place in 2014, and was sworn in as President on October 20, 2014. Although the 2014 elections were conducted in a peaceful manner, President Joko Widodo's governing coalition did not hold a majority of seats in parliament. Between November 2016 and February 2017, significant demonstrations took place in central Jakarta against the governor of Jakarta. These demonstrations occurred during the closely fought Jakarta gubernatorial elections which took place in February 2017 and continued through the subsequent run-off election in April 2017. Each of the foregoing events, as well as political campaigns in Indonesia generally, may be indicative of the degree of political and social division in Indonesia. The latest presidential election took place on April 17, 2019, and incumbent President Joko Widodo won the presidential polls with 55.5% of the total votes. The result triggered allegations of electoral fraud. Thousands of supporters of the opposing party Prabowo Subianto held a rally in front of the Elections Supervisory Agency's ("BAWASLU") headquarters on Jl. Thamrin in Central Jakarta on May 21, 2019, calling for the disqualification of Joko Widodo from the presidential election. The rally ended with a riot on May 22, 2019, in Central Jakarta. The opposing party also filed a lawsuit to the Constitutional Court to challenge the election result, alleging fraud. The Constitutional Court on July 27, 2019, rejected the lawsuit challenging the presidential election result. There can be no assurance that this situation or future sources of discontent will not lead to further political and social instability.

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

In August 2019, after the arrest of Papuan students for allegedly vandalizing the Indonesian flag, riots broke out in Papua. The riots caused a Telkom customer service building to be damaged in 2019, but this did not result in significant issues, service interruption or damages.

In October and November 2020, there were numerous protests held across Indonesia against the newly issued Job Creation Law. This law amends more than 70 existing laws and seeks to cut red tape and boost investments for creating new jobs. Protesters claimed that the Job Creation Law will generally undermine existing labor laws and weaken environmental protections.

Labor issues have also come to the fore in Indonesia. In 2003, the Government enacted the current labor law that gave employees greater protections. Occasional efforts to reduce these protections have prompted an upsurge in public protests as workers responded to policies that they deemed unfavorable. More recently, the Job Creation Law amended certain provisions of the Labor Law.

There can be no assurance that social and civil disturbances will not occur in the future and on a wider scale, or that any such disturbances will not, directly or indirectly, materially and adversely affect our business, financial condition, results of operations and prospects.

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities

There have been a number of terrorist incidents in Indonesia in the past two decades, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and October 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009, which resulted in deaths and injuries. On January 14, 2016, several coordinated bombings and gun shootings occurred in Jalan Thamrin, a main thoroughfare in Jakarta, resulting in a number of deaths and injuries. On May 24, 2017, a bombing at a bus station in Jakarta resulted in multiple deaths and injuries. In May 2018, three churches were bombed in Surabaya, killing at least 28 people and injuring at least 50 others. On October 10, 2019, Wiranto, Indonesia's Coordinating Minister for Political, Legal and Security Affairs at that time was stabbed several times by a member of Jamaah Ansharut Daulah, an extremist group, during his visit in Java. More recently, a bombing occurred on March 28, 2021 in the Makassar Cathedral injuring more than 20 people.

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

Macro-Economic Risks

Negative changes in global, regional or Indonesian economic activity could adversely affect our business

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia's economy were the Asian economic crisis of 1997 and the global economic crisis which started in 2008. The 1997 crisis was characterized in Indonesia by, among others, currency depreciation, a significant decline in real gross domestic product, high interest rates, social unrest and extraordinary political developments. Indonesia entered a recessionary phase with relatively low levels of growth between 1999 and 2002. The rate of growth has stabilized at relatively higher levels in subsequent years, though there has been a moderate slowdown in growth from 2012 to 2016 with slight development over the following years, except in 2020, principally due to the negative impact of the COVID-19 pandemic and containment measures implemented in response to the pandemic. In addition, the Government continues to have a modest fiscal deficit and a high level of sovereign debt, its foreign currency reserves are modest, the Indonesian Rupiah continues to be volatile and has poor liquidity, and the banking sector is weak and suffers from high levels of non-performing loans. Accordingly, there is no assurance that the current Indonesian economic situation would not deteriorate, which could have an adverse effect on our business, financial condition, results of operations and prospects.

While the global economic crisis that arose from the subprime mortgage crisis in the United States did not affect Indonesia's economy as severely as in 1997, it still put Indonesia's economy under pressure. The global financial markets have also experienced volatility as a result of expectations relating to monetary and interest rate policies of the United States, concerns over the debt crisis in the Eurozone, Brexit, the United States and China trade disputes, concerns over China's economic health and economic protectionism, and most recently, the ongoing outbreak of the novel coronavirus (COVID-19). Uncertainty over the outcome of the Eurozone governments' financial support programs and worries about sovereign finances generally are ongoing. The economic and social impact of the COVID-19 spread, which as at the date hereof continues to disrupt the Indonesian economy, further escalation of trade and geopolitical tensions, uncertainties around the conditions of the future trade relationship between the United Kingdom and the EU after the UK ceased to be a member of the EU on January 30, 2020, and persistently weak economic data pointing to a protracted slowdown in global growth are among the possible triggers that could result in a major deterioration in financial market sentiment.

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

In Europe, the UK Government and the EU Commission announced an agreement on a EU-UK Trade and Cooperation Agreement ("TCA"). While this agreement covers a number of topics, including trade in goods and in services, digital trade, intellectual property, public procurement, aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, thematic cooperation and participation in certain EU programs, there are still many unanswered questions. For instance, the TCA does not cover the specifics of the UK-EU agreement regarding financial services. In addition, the TCA is being applied on temporary basis pending the ratification of its final terms in the EU. Such uncertainties, uncertainty as to the magnitude of the expected negative impact of Brexit on the economic outlook of the UK and the Eurozone, and other expected or unexpected effects of Brexit, such as (i) the possible exit of Scotland, Wales or Northern Ireland from the UK, (ii) the possibility that other European Union member States could hold similar referendums to the one held in the UK and/or call into question their membership of the European Union, (iii) the possibility that one or more countries that adopted the Euro as their national currency might decide, in the long term, to adopt an alternative currency, or (iv) prolonged periods of uncertainty connected to these eventualities may have a negative economic impact and increase volatility in international markets. These could include greater volatility of foreign exchange and financial markets in general due to the increased uncertainty. Market and economic disruptions have affected, and may continue to affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt, among other factors. There can be no assurance that the market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not spread, nor can there be any assurance that future financial support packages will be made available or, even if provided, will be sufficient to stabilise the affected countries and markets in Europe or elsewhere.

The current COVID-19 pandemic and preventative or protective actions that governmental authorities around the world have taken to counter the effects of the pandemic, including social distancing, office and school closures, travel restrictions and the imposition of quarantines, have resulted in periods of business disruption, including prolonged disruptions to manufacturing and global supply chains as well as restrictions on business activities and the movement of people comprising a significant portion of the world’s population, and a global decrease in economic activity, including in Indonesia. Such measures, and rapid increases of severe cases and deaths where such measures fail or are lifted prematurely, may cause unprecedented economic disruption in Indonesia and elsewhere. As at the date hereof, there is substantial medical uncertainty regarding COVID-19 and no government-certified treatment or vaccine available. As a result, the COVID-19 pandemic has led to uncertainty in the global economy and significant volatility in global financial markets, which may have a negative impact on global economic conditions and lead to a prolonged global economic crisis or recession. The local and global economic disruption from the COVID-19 outbreak has negatively affected individuals and Indonesian companies of all sizes, from SMEs to large corporates (a number of which are our consumers and customers) which have experienced reductions in income, sales and revenue. In 2020, Indonesia's GDP suffered a contraction by 2.07% (computed at constant market prices, based on preliminary results available as at February 2021), according to the Indonesian Central Bureau of Statistics. The consequential decrease in disposable income or available cash, together with a broad negative business sentiment could lead to weaker demand for certain of our products and services in the future. For the financial year ended December 31, 2020, there was no significant negative impact on our sales revenue.

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

In particular, in 2020 the Rupiah has weakened against the U.S. Dollar from Rp13,612 = US$1.00 on January 27, 2020 to Rp16,741 = US$1.00 on April 2, 2020 before appreciating again up to Rp14,105 = US$1.00 on December 31, 2020. (based on the middle exchange rate announced by Bank Indonesia), due, among other factors, to the impact of the COVID-19 outbreak on the Indonesian economy.

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

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

As of the date of this annual report on Form 20-F, Indonesia's sovereign foreign currency long-term debt was rated "Baa2" with stable outlook by Moody's, "BBB" with negative outlook by Standard & Poor's and "BBB" with stable outlook by Fitch. Indonesia's short-term foreign currency debt is rated "A-2" by Standard & Poor's and "F2" by Fitch.

These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due. We can give no assurance that Moody's, Standard & Poor's, Fitch or any other statistical rating organization will not change or downgrade the credit ratings of Indonesia or Indonesian companies. In particular, the credit ratings of Indonesia or Indonesian companies, have been and may be further downgraded due to the effects of the current COVID-19 pandemic. On April 17, 2020, Standard & Poor’s affirmed Indonesia’s foreign currency long-term debt rating of “BBB” but revised the outlook from stable to negative. Considering the rapidly changing implications of the spread of COVID-19, it is difficult to assess the full nature and extent of the impact that the outbreak will have on such credit ratings. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Rupiah-denominated debt would also likely increase. Such events could materially and adversely affect our business, financial condition, results of operations, prospects and/or the market price of our securities.

Risks relating to Natural Disasters

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

For example, on September 2, 2009, an earthquake in West Java caused damage to our assets. On September 30, 2009, an earthquake in West Sumatra disrupted the provision of telecommunications services in several locations and caused severe damage to our assets. In June 2016, underwater volcanic activity caused disturbances to submarine fiber optic cable, causing disruption in services and loss of revenue. On August 5, 2018 a large earthquake hit Lombok and on September 28, 2018, a large earthquake triggered a tsunami which impacted Central Sulawesi, both of which caused operational disruptions and damage to our assets. In January 2020, landslides and floods triggered by torrential downpours in and around Jakarta, Bekasi and Bogor resulted in approximately 50 deaths and 400,000 displaced. Floodwater reached up to six meters in certain areas, making it the worst rainfall in over a decade. The extreme weather also submerged at least 169 neighborhoods. The landslides and floods caused damage to our civil mechanical and electrical equipment, production equipment, and buildings. This resulted in the congestion of data traffic when transferring data to our backup network and therefore, several hours of service disruption at various automatic telephone center (Sentral Telepon Otomat or "STO"). The estimated loss from the damages caused by the landslides and floods is Rp36.2 billion, out of which we had to bear approximately Rp2.0 billion after taking into account reimbursements obtained from insurance companies.

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

We may be affected by uncertainty in the delineation of the respective prerogatives and responsibilities of, and the balance of power between local governments and the central government in Indonesia

Since 1999 regarding, various laws and regulations regarding fiscal decentralization, devolution of power to local governments and regional autonomy, among others, were implemented, amended, revoked or replaced. As at the date hereof, there is uncertainty in respect of the respective prerogatives and responsibilities, and the balance of power between the local and the central governments regarding several subject matters. Those include procedures for renewing licenses and approvals, and monitoring compliance with environmental regulations. In addition, local authorities have sought to levy additional taxes or obtain new contributions, from time to time. There can be no assurance that such uncertainty will dissipate or that our business, financial condition, results of operations and prospects will not be adversely affected by dual compliance obligations and further uncertainty as to legality to levy new taxes by certain authorities or the ability of such authorities to promulgate other regulations affecting our business.

Risks Related to our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to you

The trading price of our ADSs may fluctuate widely due to factors beyond our control. As a result of this volatility, investors may not be able to sell their ADSs at or above the price paid for the ADSs or ordinary shares, respectively. In addition to the factors discussed in this “Risk factors” section and elsewhere in this annual report on Form 20-F, these factors include:

● variations in our revenue, earnings, cash flow and operating data;

● regulatory or legal developments in Indonesia, jurisdictions where we carry out our operations or in the United States;

● announcements of new investments, acquisitions or strategic partnerships by us or our competitors;

● general economic, political, and market conditions and overall fluctuations in the financial markets in Indonesia, the United States, and other countries where we carry out our operations, including the global and regional impacts of the COVID-19 pandemic;

● sales volumes of our ADSs or ordinary shares, or sales of our ADSs or shares by our senior management, directors or our large shareholders, or the anticipation that such sales may occur in the future;

● stock market price and volume fluctuations of comparable companies and, in particular, companies that operate in the telecommunications industry or with most of their operations in Indonesia;

● investors’ general perception of us and our business;

● announcements of new products, services and expansions by us or our competitors;

● changes in financial estimates or recommendations by securities analysts;

● detrimental adverse publicity about us, our services or our industry;

● additions or departures of key personnel; and

● potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs or ordinary shares will trade.

If securities or industry analysts do not publish research reports about us or our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline

The trading market for our ADSs will be influenced by research reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our ADSs or ordinary shares, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The different characteristics of the capital markets in Indonesia and the U.S. may negatively affect the trading prices of our ADSs and shares

As a dual-listed company, we are subject to Indonesian and NYSE listing and regulatory requirements concurrently. The IDX and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ADSs and our shares may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our shares notwithstanding that such event may not impact the trading prices of securities listed on the IDX generally or to the same extent, or vice versa.

Our financial results are reported to the OJK in conformity with IFAS, which differs in certain respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS

In accordance with the regulations of the OJK and the Indonesia Stock Exchange ("IDX"), we are required to report our financial results to the OJK in conformity with IFAS. We have provided the OJK with our financial results for the year ended December 31, 2020 on April 29, 2021. We furnished such financial results to the SEC on Form 6-K dated April 30, 2021, which contains our Consolidated Financial Statements as of and for the year ended December 31, 2020, and prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Based on IFAS financial statements, our profit for the year attributable to owners of the parent company would be Rp18,663 billion in 2019 and Rp20,804 billion in 2020 and our net income per share would be Rp188.40 in 2019 and Rp210.01 in 2020. For 2019, dividends declared per share were Rp154.07 and dividends declared per ADS were Rp15,407. The dividend for 2020 will be decided at the 2021 AGMS, scheduled on May 28, 2021.

As a foreign private issuer in the U.S., we are permitted to, and we have relied and will rely on exemptions from certain NYSE corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ADSs

We are exempted from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer in the U.S. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the NYSE. See "Item 16D. Exemptions from the Listing Standards for Audit Committees" and “Item 16G. Corporate Governance.” The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to: have a majority of the board of be independent (although all of the members of the audit committee must be independent under the Exchange Act), have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors, have regularly scheduled executive sessions for non-management directors, or have executive sessions of solely independent directors each year.

We have relied on and intend to continue to rely on some of these exemptions. As a result, holders of our ADSs may not be provided with the benefits of certain corporate governance requirements of the NYSE.

As a foreign private issuer in the U.S., we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company

As a foreign private issuer in the U.S., we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act and the rules relating to selective disclosure of material non-public information under Regulation FD under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. For example, in addition to annual reports with audited financial statements, domestic U.S. companies are required to file with the SEC quarterly reports that include interim financial statements reviewed by an independent registered public accounting firm and certified by the companies’ principal executive and financial officers. By contrast, as a foreign private issuer, we are not required to file such quarterly reports with the SEC or to provide quarterly certifications by our principal executive and financial officers. As a result, holders of our ADSs may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

The voting rights of holders of our ADSs are limited by the terms of the Deposit Agreement

Holders of our ADSs may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the Deposit Agreement. Upon receipt of voting instructions from them in the manner set forth in the Deposit Agreement, the depositary for our ADSs will endeavor to vote their underlying ordinary shares in accordance with these instructions. Under our Articles of Association, minimum notice periods apply for convening a general meeting or an extraordinary general meeting of shareholders. When such meetings are convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to allow them to exercise their voting rights with respect to any specific matter at the meeting. In addition, the Depositary may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. Furthermore, the Depositary will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any vote. If no voting instructions are received by the Depositary from an holder of our ADSs on or before the date specified by the Depositary, subject to certain exceptions, the Depositary shall deem that such holder has instructed the Depositary to give a discretionary proxy to a person designated by us with respect to the shares underlying such holder's ADSs. As a result, holders of our ADSs may not be able to exercise their rights to vote and they may lack recourse if the ordinary shares underlying their ADSs are not voted as they requested.

Holders of our ADSs may be subject to limitations on transfer of their ADSs

ADSs are transferable on the books of the Depositary. However, the Depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the Depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the transfer books of the Depositary are closed, or at any time if we or the Depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

Holders of our ADSs may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to them

The Depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it receives on our ordinary shares or other deposited securities after deducting its fees and expenses, and subject to certain tax withholdings, as applicable. Holders of our ADSs will receive these distributions in proportion to the number of our ordinary shares that their ADSs represent. However, the Depositary is not responsible for making these payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the U.S. Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. We have no obligation to take any action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available. These restrictions may materially reduce the value of the ADSs.

Holders of our ADSs may experience dilution of their holdings due to their inability to participate in rights offerings

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the Deposit Agreement, the Depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

The time required for the exchange between ADSs and shares might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period

There is no direct trading or settlement between the NYSE and the IDX on which our ADSs and the shares are respectively traded. In addition, the time differences between Indonesia and New York and unforeseen market circumstances or other factors may delay the deposit of shares in exchange of ADSs or the withdrawal of shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of shares into ADSs (and vice versa) will be completed in accordance with the timeline investors may anticipate.

We are established in Indonesia and it may not be possible for investors to effect service of process or enforce judgments, on us, our Commissioners, Directors or officers within the United States, or to enforce judgments of a foreign court against us or any of these persons in Indonesia

We are a state-owned limited liability company established in Indonesia, operating within the framework of Indonesian laws governing companies with limited liability, and all of our significant assets are located, and most of our current operations are conducted in Indonesia. In addition, all of our current Commissioners and Directors reside in Indonesia, are nationals of countries other than the United States and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process, or enforce judgments on us or such persons within the United States, or to enforce against us or such persons in the United States, judgments obtained in United States courts.

We have been advised by Hadiputranto, Hadinoto & Partners, our Indonesian legal advisor, that judgments of United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws or the securities laws of any State of the United States, are not enforceable in Indonesian courts, although such judgments could be admissible as non-conclusive evidence in a proceeding on the underlying claim in an Indonesian court. They have also advised that there is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts predicated solely upon the civil liability provisions of the United States federal securities laws or the securities laws of any state within the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our Commissioners, Directors or officers in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, under the laws of the Republic of Indonesia you may be unable to enforce a judgment against our assets or the assets of our Commissioners, Directors or officers as claimants would be required to pursue claims against us or such persons in Indonesian courts.

ITEM 4.              INFORMATION ON THE COMPANY

A.                         HISTORY AND DEVELOPMENT OF THE COMPANY

Profile of Telkom Indonesia

Telkom is the largest telecommunications company in Indonesia, in terms of revenue and number of subscribers, providing fixed and mobile telecommunications services and solutions and ancillary services. We are innovative and seek to develop synergies among all of our products, services and solutions. Our long-term vision, which reflects our aspirations to be a more significant player in the digital space, is to be the preferred digital telecommunications company in Indonesia that provides society with the tools of its empowerment. Our missions are to rapidly build sustainable digital infrastructure and smart platforms that are affordable and accessible to all, nurture best-in-class digital talents to help develop Indonesia's digital capabilities and increase the penetration of digital technology and services in Indonesia, as well as orchestrate a comprehensive digital ecosystem to deliver superior customer experience up to international standards.

In order to achieve our vision and missions, we continue to work to transform key aspects of our business: technology, organization, operation, people, and culture.

Company Name	:	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.
Abbreviated Name	:	PT Telkom Indonesia (Persero) Tbk.
Commercial Name	:	Telkom
Line of Business	:	Telecommunications and informatics networks and services
Tax Identification Number	:	01.000.013.1-093.000
Business Identification Number	:	9120304490415
Business License	:	0029/IUP-UB/X/2017/DPMPTSP
Domicile	:	Bandung, West Java
Address	:	Jl. Japati No. 1, Bandung 40133, Indonesia
Telephone	:	+62-22-4521404
Facsimile	:	+62-22-7206757
Call Center	:	+62-21-147
Website	:	www.telkom.co.id The information found on our website does not form part of this Form 20-F and is not incorporated by reference herein
E-mail	:	corporate_comm@telkom.co.id; investor@telkom.co.id
Ratings	:	International Ratings: "Baa1 (Stable)" by Moody's and "BBB (Stable)" Fitch for 2020 Domestic Rating: "idAAA" by Pefindo for 2020
Date of Legal Establishment	:	November 19, 1991
Legal Basis of Establishment	:

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

Ownership	:	– Government of the Republic of Indonesia – 52.09% – Public – 47.91%
Listing on Stock Exchanges	:	Our shares of common stock were listed on the IDX and the New York Stock Exchange ("NYSE") on November 14, 1995
Stock Codes	:	– "TLKM" on the "IDX" – "TLK" on the "NYSE"
Authorized Capital	:	1 Dwiwarna Share and 399,999,999,999 shares of common stock
Issued and Fully Paid Capital	:	1 Dwiwarna Share and 99,062,216,599 shares of common stock
Offices	:	– 1 Head Office – 7 Telkom Regional Offices and 61 Telecommunications Areas

Service Centers	:

–   383 Plasa Telkom outlets

–   9 Global Offices in Australia, Hong Kong, Malaysia, Myanmar, New Zealand, Singapore, Taiwan, Timor Leste, and the United States

–   19 International GraPARI centers across Hong Kong, Taiwan and Timor Leste

–   403 GraPARI centers in Indonesia (including 9 GraPARI Telkom Group in Medan, Pematang Siantar, Pangkal Pinang, Palembang, Tangerang, Jakarta, Bandung, Surabaya and Sorong)

–   365 GraPARI mobile units

–   896 IndiHome sales car units

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

1906-1965

In 1906, the Dutch Colonial Government established an agency named Jawatan Pos, Telegrap dan Telepon (Post, Telegraph en Telephone Dienst) to assume control over postal services and telecommunications in Indonesia. In 1961, its status was changed to newly-established state-owned company, Perusahaan Negara Pos dan Telekomunikasi ("PN Postel"). In 1965, the Government separated postal and telecommunications services by dividing PN Postel into Perusahaan Negara Pos dan Giro and Perusahaan Negara Telekomunikasi ("PN Telekomunikasi").

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

1995

On May 26, 1995, we and Indosat established Telkomsel.

We completed our initial public offering and our shares were listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange (which have since merged to become the IDX). Our shares were also listed on the NYSE and the LSE in the form of ADSs, and were publicly offered without listing on the Tokyo Stock Exchange.

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

2005

We launched the Telkom-2 satellite.

2009

We underwent a transformation from an information telecommunications company to become a Telecommunication, Information, Media and Edutainment ("TIME") company. Our new image was introduced to the public with a new corporate logo and the slogan of "the world in your hand."

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

We inaugurated The Telkom Hub, a hub for developing digital entrepreneurs, digital infrastructure and solutions, and fostering a culture of digital. This hub also serves as a social and technology education center that provides digital customer care services. It is a center of excellence and it intended to facilitate the Government's digital initiatives such as "Making Indonesia 4.0," "2020 Go Digital Vision," and "One Data Indonesia."

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

On February 19, 2019, we acquired (through Mitratel) 95.0% of the share capital in PT Persada Sokka Tama, a company engaged in the telecommunications tower business with 1,017 towers located throughout Indonesia. In December 2019, we completed the acquisition of 2,100 telecommunications towers from PT Indosat Tbk in Indonesia.

We reconfigured our business portfolio from TIMES to a five-segment portfolio (Mobile, Consumer, Enterprise, Wholesale, International Business, and Others) to reflect our customer-centric mindset and enhance and create value to our customers.

Telkomsel added 23,162 BTS towers to its BTS network, representing a 12.25% increase compared to 2018.

The number of IndiHome subscribers increased by 1.9 million, or 37.2%, from 5.1 million subscribers in 2018 to 7.0 million subscribers.

In November 2019, Telkom was awarded the "2019 Indonesia IoT Services Provider of the Year" by Frost and Sullivan at the Asia Pacific Best Practice Awards.

2020

We actively took part into several initiatives in response to the COVID-19 outbreak at the level of our company, our communities and nationally. In particular, we further increased our network reliability and availability, and accessibility to our services at affordable prices as more people were asked to work from home or study from home. We also participated in the development of tracking applications, including for purposes of the Indonesian vaccination campaign.

We started building a Telkom HyperScale Data Center in July 2020. This mega-capacity data center of tier 3 and 4 class will complement 26 data centers which are already operational (five international data centers, 18 neuCentrIX and three tier 3 and 4 data centers). Telkom HyperScale Data Center is intended to support Indonesia's digital transformation by enabling global players and corporations from various sectors such as financial institutions, the Government and its agencies, manufacturers, content providers, global cloud providers to further develop access to their services and continue their digitalization efforts.

In October 2020, Telkomsel entered into a conditional sales and purchase agreement for the sale of 6,050 telecommunication towers to Mitratel. The transfer of these telecommunication towers is expected to strengthen Mitratel’s core business and increase its value, as well as help achieve its long-term plans.

In November 2020, Telkomsel entered into a new collaboration with, and made a USD150 million investment in PT Aplikasi Karya Anak Bangsa (“Gojek”).

Telkomsel added 18,937 BTS towers to its BTS network, representing a 8.9% increase compared to 2019.

The number of IndiHome subscribers increased by 1.0 million, or 14.5%, from 7.0 million subscribers in 2019 to 8.0 million subscribers.

B.                         BUSINESS OVERVIEW

Strategy

As the largest telecommunications company in Indonesia, we intend to become the preferred digital telecommunications company in Indonesia that contributes to the prosperity and competitiveness of Indonesia while creating and delivering value to our stakeholders. We intend to rapidly build sustainable digital infrastructure and smart platforms that will be competitively priced, affordable and accessible to a wide range of customers. We also nurture best-in-class digital talents who will contribute to the development of Indonesia's digital capabilities and increase the penetration of digital technologies and services, as well as improve our customers' experience through the development of a comprehensive digital ecosystem.

We seek to understand and anticipate customers' needs to deliver the best customer experience and exceed our customers' expectations by facilitating customers' interactions with us, including through digital interfaces (for the purchase of products and service, making payments, submitting requests for service upgrades or submitting complaints for instance). Such interactions are supported by digitalized processes. We also maximize our engagement with customers through our customer relationship management through our CFUs. We aim to become more agile as an organization and foster a digital culture, for instance by eliminating manual processes, encouraging a start-up model and work methods, optimizing business processes to facilitate faster development of products and services in accordance with customers' needs and expectations, shorten time-to-market, allocate resources more efficiently, and encourage and nurture digital talents sourced internally or externally. This enables us to maintain or improve our cost competitiveness while focusing on operational excellence to deliver quality products and services to our customers.

We have been strengthening our digital capabilities and intend to further expand our leadership in connectivity-driven business and provide end-to-end digital experience to our customers. We have been enhancing our digital connectivity offering to businesses, invested in our digital platform, and diversified our digital service offering as we pursue maximizing value to our customers and stakeholders through cash flow optimization, value creation and the enhancement of synergies. To that end, we have been expanding the backbone network infrastructure and broadband network access throughout Indonesia and expanded and improved our offering of digital services. For instance, in the mobile segment, we have developed digital advertising, mobile banking and financial services and the IoT, in addition to digital lifestyle services that focus on providing cellular technology-based entertainment experiences such as music, video streaming, games, and other value-added mobile service platforms. In the Enterprise segment, we provide end-to-end digital solutions for corporate customers, small and medium business and government institutions that require digital connectivity, IT services, data center and cloud, business process outsourcing and other support services. In the Consumer segment, we offer more high-speed package options, TV/Video channels, games, and improved the monetization of digital inventory for digital advertising. In the Wholesale and International Business segment, we provide digital connectivity including data centers for service providers and digital players, both domestically and globally.

We also engage in inorganic growth to enhance our digital capabilities and strengthen our digital services ecosystem, through acquisitions and collaborations or partnerships with other parties who have superior digital capabilities. For instance, in 2019 and 2021, our subsidiary Mitratel acquired equity interests in PT Persada Sokka Tama (resulting in PT Persada Sokka Tama becoming a wholly-owned subsidiary of Mitratel in the first quarter of 2021) and acquired 2,100 telecommunications towers from PT Indosat Tbk in Indonesia; in October 2020, Mitratel entered into a conditional sale and purchase agreement with Telkomsel for the acquisition of 6,050 telecommunications towers, 1,911 of which were transferred to Mitratel in October 2020 with the remaining balance similarly transferred in February 2021. With those acquisitions, we seek to continue to consolidate and strengthen our telecommunications tower network throughout Indonesia. Furthermore, we continue to strengthen our digital ecosystem: in 2020, we have entered into a strategic partnership with Gojek and our subsidiary Telkomsel invested US$150 million in the form of a subscription to convertible bonds in this innovative and well-recognized Indonesian technology company. We expect this strategic partnership will allow us to provide users and the community with better services and solutions through the development of an inclusive and sustainable digital ecosystem. While we expand and diversify our businesses, we intend to maintain our high corporate governance standards and enhance our risk management and compliance functions.

In pursuing our objective to create corporate value, we implement principles of good governance and guidelines and initiatives to achieve sustainable growth. There are five main components in our corporate and social responsibility initiatives that we implement to achieve such sustainable growth:

● technology and digitalization: we select and use technology that suits a sustainable business, both considering the social and environmental impacts of such technology and the use of resources it requires. We have implemented and keep developing digitalized processes internally to increase efficiency and optimize the use of resources;

● data and information: we have a strong commitment to data privacy and security, in particular in connection with our customers' information. Data security and privacy are increasingly the focus of laws and regulations and we have a responsibility to prevent the misappropriation and misuse of confidential data and information and the illegal use of our network and equipment to obtain such information and data;

● customer engagement: we regularly engage with our customers to maintain and increase their satisfaction and loyalty and better understand and anticipate their needs and concerns, including their sustainability values and aspirations;

● our people and culture: we believe in our people and invest in the development of a digitally-savvy workforce and seek to instill a culture that values professionalism and the acquisition of new skills. We respect diversity in the workplace and believe in giving equal opportunities to people of different backgrounds and gender; and

● sustainable economy: we believe we are well placed to directly and indirectly promote sustainability by supporting and enabling the development of digitalization and promoting corporate practices which are respectful of the environment.

Business Portfolios

Our business portfolios are organized through business lines that can be categorized into three digital domains: digital connectivity, digital platform and digital service, along with our legacy services comprising voice and SMS services. Our product portfolios are operated under the following five key segments to create, enhance and deliver value to our customers:

● mobile segment comprises mobile broadband services, mobile digital services that include financial services, video on demand (VOD), music, gaming, IoT solutions, big data analytics, digital ads, and mobile legacy services such as mobile voice and SMS;

● consumer segment comprises fixed voice services, fixed broadband services, IPTV, and related consumer digital services;

● enterprise segment mainly comprises ICT and digital platform that covers enterprise-grade connectivity services, including satellite, IT services, data center and cloud, business process outsourcing, and other adjacent services;

● wholesale and international business segment comprises wholesale telecommunications carrier services, international business, tower business, and infrastructure and network management services; and

● other segment comprises digital services offerings such as digital platform, digital content, and e-commerce for B2B to support other segments, and property management as our effort to leverage Telkom's property assets across Indonesia.

Historically, we generated the largest share of our revenue from services relating to digital connectivity. Our business has not experienced significant seasonality.

The following is a brief overview of our product portfolios.

1. Mobile Segment

Our mobile segment portfolio comprises mobile voice, SMS, mobile data services, and mobile digital services. We provide mobile and cellular communications services with GSM, 3G and 4G/LTE technology through our subsidiary, Telkomsel. Mobile services (including mobile data services) remained the largest contributor to our consolidated revenues in 2020.

Our prepaid services, used by 96.2% of our cellular subscribers as of December 31, 2020, are marketed under the brands simPATI, Kartu As, Loop and by.U, our postpaid mobile services, used by 3.8% of our cellular subscribers as of December 31, 2020, are marketed under the brand kartuHalo.

Our total cellular subscriber base decreased by 0.9% or 1.6 million subscribers, from 171.1 million subscribers (comprising 164.7 million prepaid subscribers and 6.4 million postpaid subscribers) as of December 31, 2019, to 169.5 million subscribers (comprising 163.0 million prepaid subscribers and 6.5 million postpaid subscribers), as of December 31, 2020. The decrease in our total cellular subscriber base was mainly due to the COVID-19 pandemic which had a negative impact on the overall Indonesian economy and individuals' purchasing power. In addition, we were and are still subject to intense competition in our industry.

Our mobile broadband services for all of our customers are supported by 4G/LTE/HSDPA/3G/EDGE/GPRS technology. As of December 31, 2020, we had 115.9 million Telkomsel data users, compared to 110.3 million data users as of December 31, 2019, an increase of 5.2%, or 5.7 million data users. This increase was primarily due to the launch of our new Smart program in 2020 in an effort to customers' demand, market dynamics and affordability concerns. We took initiatives to increase our competitiveness and retain existing customers or acquire new customers with better-priced products with added value to customers and increased network capacity. In addition, we continue to explore opportunities for digitalization to meet customers' needs, increase connectivity and identify new sources of growth. We have expanded our product portfolio to offer services related to health-tech, edu-tech, gaming, video contents, fintech and services to support the B2B segment.

In addition to our digital connectivity business, we established several digital service offerings within our mobile segment with a specific focus on: financial services, video on demand, music, gaming, advertising and IoT. Our mobile segment comprises a financial payment platform, T-Cash, that pioneered digital payment when it started in 2007. In 2019, T-Cash became LinkAja under PT Fintek Karya Nusantara ("Finarya"). As at the date hereof, Telkomsel owns a 25% equity interest in Finarya. We also offer video content on demand under MAXstream, a one-stop video portal that aggregates Over The Top video applications, linear channels, Video On Demand and other original contents from Disney+, Netflix and other Over The Top video service providers through a bundling of broadband data packages. We provide music and gaming services that offer a mobile entertainment experience by targeting various consumer segments and leveraging Telkomsel's trusted billing system. We have applications for music (e.g., Langit Musik and an application for ring back tones) and Telkomsel Dunia Games, which provides a complete gaming ecosystem combining media contents, distribution, payment facilities, e-sport and game publishing. We launched online games and started developing gaming communities to expand our customer experience in that area in 2019.

In November 2020, Telkomsel and Gojek entered into an ambitious strategic partnership. We believe this partnership with a premier and innovative technology company such as Gojek will be transformative for Telkomsel and help Telkomsel achieve its goal to become a truly digital telecommunications company. Gojek has already developed a complete and well-recognized digital ecosystem for users, drivers and merchants. Our partnership with Gojek is multi-faceted. We intend to jointly promote products and services such as SIM card promotions and advertising packages, and carry out co-branding activities to better service our respective customers and expand our addressable markets. For instance, we have offered data packages and discounts designed for Gojek drivers. We also collaborate with Gojek to better understand consumption habits and the behaviors of users and customers to improve our products and solutions offerings. We expect Telkomsel will further diversify its product offering and increase data revenue, expand its total addressable market, achieve higher data penetration, reduce customer churn and consolidate its leadership position thanks to the opportunities this partnership will create.

The Job Creation Law, passed in 2020, aims, among other things, to support the acceleration of digitalization and accessibility of broadband services in Indonesia through various means, including preventing inefficiencies through the optimization of the frequency spectrum and limiting passive infrastructure with certain network sharing obligations imposed on non-telecommunications companies (under certain conditions), and ensuring a sustainable competitive environment through price regulation. As set out in GR No.46/2021, November 2, 2022, is the deadline for the switch from analog to digital television broadcasting as analog television broadcasting will have to cease by then. Such analog switch off (ASO) will free up 112MHz in the 700MHz frequency band that can be used for mobile data.

2. Consumer Segment

Our consumer segment portfolio comprises fixed voice, fixed broadband services, and IPTV including consumer digital services. It is marketed under the retail brand "IndiHome," a product that allows customers to choose one or more of such services.

In 2020, we continued to actively promote our "more for less" program, which aims to provide customers with more relevant benefits at a competitive price through bundling services. These services consisted of broadband internet, fixed wireline phone and interactive TV services. We offered promotions for IndiHome products during festive campaigns and offered year-end and seasonal packages at a promotional price. Such offers were intended to increase revenue from upselling and cross-selling our products and services. Considering challenges faced by our customers and the public during the COVID-19 outbreak, we have also launched specifically-designed packages to assist people who had or still have to study or learn from home or involved in distance learning activities ("Paket Learning From Home" and "Paket Guru dan Dosen" packages). We have also provided special packages for places of worship to support their online activities during the COVID-19 pandemic.

In addition, we continue to develop products and technologies to meet our customers' aspirations and needs. In 2020, we launched IndiHome Gamer 2.0 with an improved speed ratio. We also partnered with game publishers to launch new games as add-on benefits, enhance our cloud storage services with new features, and expand our customers' ability to upgrade the speed of their internet.

Our IPTV service, IndiHome TV, is bundled within our IndiHome service offering, delivered via Android TV box devices connected with the Google Ecosystem. Our IPTV services include linear TV channels, TV-on-demand, video-on-demand (VOD), and are extended to add OTT services with the UseeTV Go application and UseeTV.com website for enjoying multi-screening and access to TV anywhere. We continue to enrich the variety of our IndiHome TV channels with new high-definition channels such as HGTV, CinemaWorld, Discovery, Disney Junior, Animax, and our very own news and lifestyle channel SEA Today, one of our 7 in-house channels. IndiHome TV Channel delivers 242 channels (156 SD Channels, 81 HD Channels and 5 Dolby Channels).

We also offer OTT contents from partners such as iflix, Catchplay+, Vidio and Mola TV to enhance our customers' experience. In addition, we released new VOD, and GameQoo cloud gaming services for users of IndiBox, our OTT services based on Android TV Box devices that we launched in 2019 and allow customers to access streaming TV, music, games, various applications and VOD. As of December 31, 2020, we had approximately 8 million fixed broadband IndiHome customers and we estimate this represented approximately 82.3% of the market share of fixed broadband customers in Indonesia.

We also offer wifi.id services to our IndiHome customers, an add-on service which allows such customers to enjoy unlimited internet access at all wifi.id access points in Indonesia. Wifi.id stands for Indonesia Wi-Fi, our wireless public internet network that provides user facilities to enjoy high-speed internet services and various other multimedia services.

3. Enterprise Segment

Our enterprise segment comprises mainly ICT and platform services that cover enterprise-grade connectivity services (including satellite services), data center and cloud, IT services, business process outsourcing, and other ancillary services.

For enterprise connectivity, we offer fixed broadband, Wi-Fi, Ethernet, and data communication services, including a SD-WAN ecosystem enabling higher performance of WANs, leased channels such as metro Ethernet, VPN-IP, high-capacity data network solutions giving point-to-point connection with high-capacity bandwidth, and fixed voice services, among others. We also provide satellite services as part of enterprise connectivity offering and continue to strengthen our presence in this sector through our providing of transponder capacity leasing, satellite secondary product lines and other satellite support solutions. Our satellite operations consist primarily of leasing satellite transponder capacity to broadcasters and operators of VSAT, cellular services, and ISPs, as well as providing earth station satellite up-link and down-link services for domestic and international users.

To address the significant increase in demand, we continue to enhance our data center facilities and cloud services. Our offering includes the providing of enterprise data center, collocation, hosting, disaster recovery centers, managed operation, data center consulting, and various cloud services such as private cloud, hybrid cloud and public cloud. In December 2020, we launched Flou cloud services which provide a hybrid cloud (a mix of private and public cloud functions) targeting SME customers with affordable tier-based pricing packages. In June 2020, we launched Flou Cloud, cloud services designed to support their transition towards digitalization of Indonesian startups, small and medium businesses, companies and government agencies. Cloud services offered include cloud computing services, data storage and management, network services, data protection and access to databases.

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

A number of our customers whose business and operations have been negatively affected by the COVID-19 pandemic have requested payment extensions for payments relating to projects completed in 2020, which we have been generally agreeable to. Such deferred payments, however, did not have a significant impact on our cash flows and results of operations in 2020.

4. Wholesale and International Segment

Our wholesale and international business segment includes our wholesale telecommunications carrier services business, tower business, infrastructure services business, and international business.

The telecommunications carrier services we offer comprise primarily network services, data and internet, as well as interconnection services, value added services, voice-hubbing, data centers, platforms, and solutions. We earn revenue from interconnection services from other telecommunications operators which utilize our network and infrastructure in Indonesia, both for calls that terminate at or transit via our network. Similarly, we also pay interconnection fees to other telecommunications operators when we use their networks to connect a call from our customers. Interconnection services that we provide to other telecommunications operators comprise domestic and international interconnection services. With regards to our tower business, we lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. As of December 31, 2020, we had approximately 35,822 towers, comprising approximately 18,473 towers owned by Mitratel, approximately 1,349 towers owned by Telkom (PAK), and approximately 16,000 towers owned by Telkomsel. We aim to consistently expand our tower business, as we believe this is a strategic business in the telecommunications industry and intend to increase our tower rental revenues.

We also seek to improve our operation and maintenance efficiency by digitizing our internal business processes. In March 2019, through Mitratel, we acquired 95.0% of the share capital in PT Persada Sokka Tama, a company engaged in the telecommunications tower business with 1,017 towers located throughout Indonesia. We have pursued this acquisition to strengthen Mitratel's position in the Indonesian telecommunications tower industry. In December 2019, Mitratel completed the acquisition of 2,100 telecommunications towers for Rp4,443.9 billion from PT Indosat Tbk, a telecommunications operator company in Indonesia. This acquisition will strengthen Mitratel's business and is in line with Mitratel's long term strategy. In October 2020, Mitratel entered into a conditional sale and purchase agreement for the acquisition of 6,050 towers from Telkomsel, 1,911 of which were transferred to Mitratel in October 2020 and 4,139 of which were transferred in February 2021. In February 2021, Mitratel acquired a 5% equity interest in PT Persada Sokka Tama (which therefore became a wholly-owned subsidiary of Mitratel as a result of such transaction).

We provide managed infrastructure and network services by performing network construction and maintenance including laying and maintaining submarine cable, and energy solutions for telecommunications infrastructure ecosystems. We accomplish this through leveraging existing business in our portfolio and developing in-house capabilities and innovative solutions. As part of our infrastructure portfolio, we have developed energy management solutions. As such, we completed the delivery and installation of diesel power plants in the Kalimantan and Sulawesi regions in 2018; after completion of this project, we were engaged by a State-Owned Enterprise to manage the maintenance of the diesel engines we had delivered and installed in Kalimantan and other eastern regions of Indonesia up to 2021. The construction of the Southeast Asia-United States (SEA-US) submarine fiber cable was completed in 2018 connecting Manado, Indonesia to California and the IGG submarine fiber cable, which has enhanced connectivity among major cities in Indonesia while directly connecting Indonesia to South East Asia, the Middle East, Western Europe and the United States. We expect further deployment of submarine-fiber cables in the future.

Telecommunications tower providers are also transitioning towards more digitalization, for instance by offering digital services such as fiber optic services. The increase in data usage and high bandwidth applications makes it necessary to bring computers and data storage close to customers and setting up edge computing on tower sites by deploying micro data centers close to the network edge may provide business opportunities to telecommunications tower providers. Demand for and reliance on edge computing technology is also expected to increase with the emergence and development of high throughput and low latency applications such as high-speed video services, augmented reality and virtual reality applications, autonomous driving and other communication applications. We expect the future deployment of 5G technology will also provide growth opportunities to our wholesale segment. The deployment of 5G technology in Indonesia is subject to various factors and conditions but we intend to pioneer such deployment in a cost-efficient and phased approach to offer 5G wholesale services in Indonesia.

In addition, in 2020, we noticed an increase in demand for our A2P SMS services in response to changes in consumption habits caused by the COVID-19 outbreak and measures implemented by the Government and private sector players in response to the outbreak. During the pandemic, large-scale social restrictions (Pembatasan Sosial Berskala Besar ("PSBB")) such as restrictions on travel and social activities, health and safety measures implemented by companies and also customers' personal preferences caused an increase in customers' digital activities from home, such as work-from-home or study-from-home. Most of such activities conducted virtually from home reflected a change in lifestyle that led to increased consumption of mobile applications (games, social media, online shopping, access to online services, e-commerce platforms, use of digital video and music platforms, for instance). The use of such applications, which often require notifications and authentication of users, resulted in increased use of our A2P SMS services.

In 2020, we have consolidated and expanded our data center capabilities, offering cloud services and marketplace services. Telin initiated the deployment of its NeuCentrIX data center services, with completed data center capacity expansions in Indonesia, at new locations or existing locations through retrofitting of certain of our datacenters. Telin plans to continue the deployment of our new NeuCentrIX data center capacities. Telin also developed its NeuAPIX cloud-based CPaaS services to provide small, medium and large companies and business owners with omni-channel communication features (bots and live chats, real-time voice capabilities, SMS, emails, video calls and messaging services such as Line or Facebook messenger). PT Telekomunikasi Indonesia Internasional ("Telin") also launched NeuTrafiX, a web-based public exchange platform for connecting buyers and sellers easily and transparently for wholesale voice, SMS and virtual numbers trading.

We also have limited operations and/or interests in a number of jurisdictions outside Indonesia in telecommunications and data related areas. Our subsidiary, Telin, manages our international operations in the following jurisdictions:

● Singapore, through Telekomunikasi Indonesia International Pte. Ltd. ("Telin Singapore"), where we operate as an end-to-end information and communication technology provider, providing cloud and connectivity, wholesale voice services and data center and managed services;

● Hong Kong, through Telekomunikasi Indonesia International Ltd. ("Telin Hong Kong"), where we provide wholesale voice services, wholesale data services, satellite transponder services, retail mobile services (MVNO), and where we also operate a GraPARI center and a data center;

● Timor Leste, through Telekomunikasi Indonesia International S.A. ("Telin Timor Leste"), where we provide mobile cellular services, enterprise solutions and wholesale and international services, and operate a data center;

● Australia, through Telekomunikasi Indonesia International Pty. Ltd. ("Telin Australia") and its subsidiary, Contact Centres Australia Pty. Ltd. ("OneContact"), where we provide business process outsourcing services;

● Taiwan, through Telin Taiwan Limited, where we provide retail mobile services (MVNO) and operate a GraPARI center;

● Malaysia, through Telekomunikasi Indonesia International Sdn. Bhd. ("Telin Malaysia"), where we have a majority ownership interest in a joint venture that provides retail mobile services (MVNO), international airtime services and support and wholesale voice services. We also provide VSAT services to corporate customers through TS Global Network Sdn Bhd.;

● The United States, through Telekomunikasi Indonesia International Inc. ("Telin USA"), where we provide data services, internet connectivity (locating and operating PoP, peering, transit) services and wholesale voice services;

● Myanmar, through a branch office, where we provide IP transit services and dedicated internet access; and

● New Zealand, through Contact Centres New Zealand Limited ("OneContact"), where we provide business process outsourcing services.

We regularly assess the overseas operations, their profitability, prospects and strategic positioning in order to optimize our portfolio structure. We may make further investments or divest existing investments from time to time based on such assessments. In Indonesia, we expect further consolidation in the telecommunications tower business.

As of the date hereof, the COVID-19 outbreak did not have any material impact on the number of our wholesale customers. A number of our customers' projects have been postponed in 2020 but nonetheless started before the end of 2020 and such delays did not have any significant impact on our business and results of operations for 2020.

5. Other segments

Digital Services

Our digital services portfolio primarily comprises media and edutainment services targeted to digital consumers. Our diverse digital portfolio is clustered into a smart platform and gives access to digital contents and e-commerce. We also manage a venture capital fund through our subsidiary, PT Metra Digital Investama (also known as MDI Ventures) to invest in digital startups.

Our smart platform business line consists of digital advertising, intelligent applications, big data, IoT, and financial services. Our financial services offering focuses on creating a digital financial ecosystem by offering digital payment solutions. For example, LinkAja (formerly known as T-CASH) is an electronic money service provided by Telkomsel, that provides a digital solution that enables Telkomsel consumers to perform banking activities in a safe, easy and simple manner. With LinkAja, activities such as paying bills, transferring funds, and making online and offline retail payments can be done easily on our consumers' smartphones and/or feature phones. In January 2018, we acquired a 30% equity interest in Cellum, a financial technology company which provides a digital wallet platform to strengthen our financial technology capability. On February 22, 2019, T-CASH changed its brand name to LinkAja after Telkomsel entered into a non-cash share subscription for shares in Finarya. The comprehensive financial services offered by LinkAja are expected to further accelerate financial inclusion and foster the development of a cashless society as envisioned by the Government in its Non-Cash National Movement Program. As at the date hereof, Telkomsel owns a 25% equity interest in Finarya. Our investment and strategic partnership with Gojek will also allow us to expand our digital ecosystem, benefit from co-branding and joint promotional activities and bring us closer to customers of digital services.

Our big data and smart platform is a business we carry out by acting as a platform enabler providing common horizontal solution components that can be used across industries and market segments. We provide an IoT platform, Antares, for the enterprise segment that can be used in multiple environments and industries such as for smart connected airports or smart manufacturing. Developers can also use the platform to create and test IoT products. We also offer our enterprise customers big data solutions, analytics and deep insight tools through our big data platform, BigBox, to meet their operational and business needs for decision-making, governance, strategy, and even for assessing their prospects.

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

Our digital content portfolio comprises music and gaming. We manage our digital content portfolio across the Group and also manage the relevant value chains which mainly consists of sourcing content, providing the content platform, dealing with payments and marketing. Our digital content portfolio focuses on providing consumers with a mobile entertainment experience. It targets different consumer segments and leverages Telkomsel's trusted billing system to facilitate transactions. It offers applications for music (e.g., Langit Musik and an application for ring back tones) and GameMax, which combines game content data for several games and game vouchers. We launched online games and started developing gaming communities to expand our customer experience in that area in 2019 and we further developed this type of offering in 2020 with the publication of new games and a team specifically dedicated to developing this business. Until September 2020, our e-Commerce business operated under the brand of BLANJA.com, an online marketplace that facilitates consumer-to-consumer and business-to-consumer sales. In September 2020, we officially ceased all transactions on this platform as it had not achieved results that allowed it to successfully compete with marketplaces such as Tokopedia, Shopee, and Bukalapak which had entered the market earlier. In the future, we will focus on B2B e-commerce opportunities through Pasar Digital (PaDi) UMKM to expand our business and micro, small and medium enterprises (MSME) ecosystem in accordance with our digitization program. Consumers can sell and buy products through their TV by accessing our IndiHome Store and Alfamidi @ IndiHome, which is a partnership between the Alfa retail store and IndiHome. We also introduced a B2B marketplace called Xooply in 2018 which provides our e-commerce business with growth opportunities. In 2020, we focused our B2B marketplace on supporting transactions between SOEs and MSME Indonesian suppliers and increasing the number of merchants and customers that use Xooply as we seek to contribute to the resilience of local supply chains during the COVID-19 outbreak.

Property Management

Consistent with our Company's strategy to accelerate the creation of a digital ecosystem, we prioritize increasing asset utilization while leveraging on our sizeable property asset portfolio in areas of lower data usage through external partnerships and collaborations, in particular through our "go digital Telkom" program that focuses on expanding digital capacity and our network of datacenters. We also continue delivering efficient space allocation for our legacy network equipment and enjoyable office experience for our employees. We execute this leveraging process through our subsidiary, PT Graha Sarana Duta ("Telkom Property"), and offer services such as property development (planning, development and construction of property area), property leasing (property rent and leasing), property facilities (business line engaged in retail and leasing, transportation management system) and property management (building management, mall, apartment and security services). These services contribute to the increase of our property asset utilization and diversification of our digital ecosystem.

In 2020 we focused on the conversion of existing buildings or available space into data centers to support an acceleration in the pace of digitalization of our customers, in particular for our customers who offer ICT services and solutions, in particular in areas of high traffic. We also successfully developed several commercial projects such as retail minimart outlets throughout Indonesia and the Telkom Landmark Tower Surabaya Office Building Complex in East Java through our targeted retail and strategic partnership projects. We also repurposed and refurbished our regional sales building in Surabaya for use as a campus with expanded educational facilities, which helped us maintain this building's utilization rate and partially recover fixed costs relating to this asset. We also launched a capsule hotel with one of our partners in Semarang, Central Java.

Despite a challenging environment due to the COVID-19 pandemic, we continue looking for opportunities to increase revenue by leveraging our property portfolio, in particular through revenue collected from third-party lessees. In the short term, several food and beverage (F&B) retail openings by third-party lessees have already been planned. We will also ramp up our collaboration with educational institutions by providing idle land or buildings to be converted into campuses and leased to universities and schools. Our strategy also includes harnessing the captive market of SOEs and other government institutions to facilitate their opening of branches or sales offices throughout Indonesia.

In addition to leveraging our idle properties through partnerships as described above, we incorporate our digital competence and product solutions into our offerings. For example, we provide network connectivity or internet access to our tenants or their customers as additional amenities. These digital features contribute to the increased value of our asset offerings and help to diversify our digital ecosystem. We also create partnerships with digital workplace enterprises through a co-working space business initiative. Aside from generating income from our property business, our property management business also serves internal customers by providing efficient space allocation for our network equipment and an enjoyable work environment for our employees and partners, which fall under our "group synergy projects." Such property assets come in the form of buildings that function as our network nodes, sales points, customer service centers, headquarter or branch offices, other businesses, land banks, and landed residential properties. Our goals for these projects are to achieve economies of scale and cost efficiency.

Network Infrastructure and Development

In line with our vision and mission, we classify our network infrastructure into two categories, namely: (i) our national network infrastructure, to support our Indonesia Digital Network program, which we discuss in greater detail below and (ii) our international network infrastructure, to support our international expansion program.

National Network

We believe infrastructure development and the provision of connectivity are crucial aspects in our vision to become the "King of Digital." We continue to pursue the development of our network infrastructure to offer more efficient and cost-competitive services, in line with the Government's Indonesia Broadband Plan which lays out the Government's aspirations to accelerate and expand broadband penetration in Indonesia. The COVID-19 outbreak has also increased focus on the need to accelerate digitization in Indonesia and the deployment of 5G technology. In addition, we aim to continue to develop and improve our network infrastructure with a view to developing a high-quality, efficient and competitive infrastructure in terms of costs for delivery of services.

As a result, we plan to continue to actualize digitization in Indonesia through our Indonesia Digital Network program which comprises three components, namely id-Convergence ("id-Con"), id-Ring and id-Access, described below:

● id-Con: represents our aim to realize the convergence of various elements of our network infrastructure into an integrated multi-service and multi-device Next Generation Network. id-Con is a strategic initiative that focuses on providing a platform for the design, development and delivery of the services and solutions we offer. In order to develop such platform and ensure the reliability and scalability of the services and solutions we offer, we intend to continue utilizing our data center facilities and our cloud management platform. In addition, we are focused on securing the integrity of our platforms. We aim to continue designing and developing industry-specific smart enabler platforms for certain industries in Indonesia, such as the transportation, healthcare and public sectors.

● id-Ring: represents our aim to develop a resilient nationwide fiber optic backbone and establishing our domestic network infrastructure as a hub for international broadband traffic. In order to implement this strategy, we are developing the IGG cable system, which we completed in December 2018. It will leverage Indonesia's strategic geographic location and provide an alternative direct broadband connection between Europe, Asia and America. In addition, we have developed a nationwide infrastructure network with a fiber optic backbone, which covers 458 cities in Indonesia as of December 31, 2020. In 2020, we continued to increase the number of our access points and points of presence. We also continued to re-engineer and re-inforce the network for future service readiness programs that require huge capacity, ultra-low latency and massive connectivity by more efficient total cost development. Furthermore, our Merah Putih Satellite was launched in August 2018 and began commercial operations in September 2018. This satellite has a capacity of 60 TPE, which consists of 48 C-Band transponders and 12 extended C-Band transponders and will cover the Southeast Asia and South Asia regions. Operating our own satellites reduces our dependency on foreign satellite operators for capacity. It also provides us with better ICT to service remote areas within Indonesia.

● id-Access: represents our strategy to increase nationwide fixed and mobile broadband access penetration. We are focused on expanding our fiber optic access network and modernizing our current access network infrastructure in order to realize cost efficiencies and deliver new services. Under this program, we intend to continue replacing copper cable network with fiber optic cables and terminating legacy node service networks. We intend to continue laying out fiber optic cables which are able to serve multi-segment customers, including home and enterprise customers as well as the BTS network of Telkomsel and the network infrastructure of other operators. We believe that this may provide us with opportunities to expand our sources of revenue. In addition, we intend to continue improving the cross-operability of our and Telkomsel's broadband networks.

Fixed Wireline Network

As of December 31, 2020, we managed approximately 9.1 million fixed wireline (fixed voice) connections. The following table sets forth data related to our fixed wireline network as of the dates indicated.

Operating Statistics	As of December 31,
	2016	2017		2018	2019	2020
Exchange capacity(1)	15,738,803	13,253,971	(3)	13,829,115	12,145,069	11,447,618
Installed lines(1)	15,738,803	13,253,971	(3)	13,829,115	12,145,069	9,261,369
Lines in service(2)	10,663,000	10,957,118		11,111,056	9,368,744	9,119,122

Notes:

(1)

Exchange capacity and installed lines since December 31, 2015 include capacity and lines from TDM-based, softswitch and IMS technologies; consequently exchange capacity equals the number of installed lines.

(2)	Lines in service are subscriber lines and public telephone lines, including the lines in service that we operate under revenue-sharing arrangements.
(3)	Due to node modernization program, our TDM and softswitch customers were migrated to IMS, and we will not expand the exchange capacity and installed lines for those technologies anymore.

Cellular Network

Our cellular services, which are operated by our subsidiary Telkomsel, provide the most extensive network coverage of any cellular operator in Indonesia. Telkomsel operates on the GSM/DCS, GPRS, EDGE, 3.5G, and 4G/LTE networks. Telkomsel has a wide spectrum with 15 MHz on the 800/900 MHz frequency, 22.5 MHz of contiguous spectrum on the 1.8 GHz frequency, 15 MHz of contiguous spectrum on the 2.1 GHz frequency and 30 MHz of contiguous spectrum on the 2.3 GHz frequency. All spectrum are already using a neutral technology which is able to accommodate GSM/DCS, 3G, and 4G network based on Telkomsel needs. The range of cellular services on the GSM network provided by Telkomsel extends to all cities and districts in Indonesia. In 2019, Telkomsel added approximately 23,162 BTS representing a 12.2% increase compared to 2018. In 2020, Telkomsel added approximately 18,937 BTS representing a 18,2% decrease compared to the previous year. As of December 31, 2020, Telkomsel's digital network was supported by 231,172 BTS (consisting of 107,523 4G/LTE BTS, 73,397 3G BTS and 50,252 2G BTS).

In October 2020, Telkomsel and Mitratel entered into a conditional sale and purchase agreement for the sale of 6,050 telecommunications towers to Mitratel for Rp10.3 trillion. The transfer process was carried out gradually, starting with the transfer of 1,911 towers in October 2020 and 4,139 towers in February 2021. Telkomsel intends to focus on its main business as a digital telecommunications company and accelerate the pace of digitalization in Indonesia and expand opportunities for customers to transition to a digital lifestyle.

Data and Internet Network

In 2020, we continued to improve the quality of our data network by installing additional capacity and coverage. As of December 31, 2020, we provided broadband access using fiber optics to more than 30.1 million homes. As of December 31, 2020, our metro ethernet network expanded to 1,311,235 Mbps, which is able to provide broadband services throughout Indonesia. The metro ethernet is also used as the main link for IndiHome broadband services, softswitches and integrated multimedia subsystems ("IMS") related to voice services, video services, enterprise VPN services and GPON broadband services related to mobile backhaul and corporate business solutions.

As of December 31, 2020, we have extended the capacity of our internet gateway to reach an installed capacity of 10,600 Gbps. This ensures the adequacy of the internet gateway capacity in anticipation of the expected growth for both fixed and mobile broadband traffic. In 2020, operated content delivery networks ("CDN") with an aggregate capacity of 10,546 Gbps in collaboration with Google, Facebook, Akamai, Edgecast, Level3, ChinaNet, Yahoo and Over The Top video content providers such as iFlix and Catchplay+.

As of December 31, 2020, we had 59 points of presence in 49 cities in Indonesia: including 12 main points of presence in Batam (at Batam Center and Bukit Dangas), Jakarta (at Jatinegara and Cikupa), Surabaya (at Rungkut and Kebalen), Manado (at Manado Centrum and Manado Paniki), Makasar (at Pettarani and Balaikota) and Banjarmasin (Banjarmasin and Ulin), and 47 primary and secondary points of presence throughout Indonesia. In 2020, we added three primary points of presence in Bali (Singaraja), Kalimantan (Samarinda) and Nusa Tenggara Barat (Bima).

Throughout 2020, we consistently deployed additional access points across Indonesia, while also choosing to dismantle certain access points which provided Wi-Fi services in locations where there was low utilization. Dismantled access points were redeployed in more suitable locations. As of December 31, 2020, a total of 386,856 access points has been installed (consisting of 146,053 managed access points and 240,803 home spots).

Data Center

As of December 31, 2020, we operated 26 data centers (21 local data centers and five international data centers). Telin operated five overseas data centers which consisted of three locations in Singapore (Telin-1, Telin-2, Telin-3) with a total capacity of 16,542 KWH, one location in Timor Leste (250 kVA) and one location in Hong Kong (500 kVA). In Indonesia, our 21 local data centers had an aggregate capacity of 4,389 racks (including 955 NeuCentrIX racks and 3,434 racks with a Tier 3 and Tier 4 specification), representing an increase by 16.0% in number of racks from 3,783 racks in 2019 (including 584 racks of NeuCentrIX and 3,199 racks with a Tier 3 and Tier 4 specification) and we had established and operated 18 NeuCentrIX data centers in Balikpapan, Bandung (at Lembong), Batam (at Bukit Dangas and Batam center), Jakarta (at Karet Tengsin, Jatinegara and Meruya), Yogyakarta, Makassar, Manado (at Paniki), Medan (at Centrum), Semarang (at Banyumanik, Candi), Surabaya (at Kebalen, Kaliasem and Gubeng), Banjarmasin (Banjarmasin Ulin), and Pekanbaru. Telkom Sigma also managed three data centers with a specification of Tier 3 and Tier 4 in Indonesia (at Serpong, Sentul, and Surabaya). In 2020, we further deployed our NeuCentrIX data center capacities and services which target enterprise and wholesale customers by offering digital hub experience under the NeuCentrIX umbrella brand, combining various connectivity services to facilitate and foster the digital businesses of our customers. These data centers provide carrier neutral connectivity and multiple custom-made services for enterprise clients throughout the Asia Pacific region. With the capabilities of this network, we are able to provide integrated data storage solutions to companies in Indonesia, Hong Kong, Singapore and Timor Leste.

Transmission Network

In 2020, we focused on the reinforcement of our domestic backbone network reliability and continued developing our broadband network, which serves as the backbone for our entire network infrastructure. Our backbone telecommunications network consists of transmission networks, switching facilities and core routers, which connect multiple access nodes. The transmission links between nodes and switching facilities comprise a terrestrial transmission network, in particular fiber optic, microwave and submarine cable systems, as well as satellite transmission networks and other transmission technologies. During the COVID-19 outbreak, data traffic significantly increased due to the implementation of various measures for ensuring the health and safety of the public, such as teleworking and learning from home. We took preemptive steps to ensure the reliability of our network and limit congestion issues, in particular in urban areas. We did so by increasing our network capacity, prioritizing sensitive areas to ensure they would not suffer from disruptions (certain key state agencies or ministries for instance, and key backbone connection links within our network), allocating more resources to monitor our network, either from our integrated operation centers or by sending teams of technicians on the field for controlling the physical integrity of our systems and the existence of potential intrusions. We believe our pro-active approach has been successful in avoiding significant disruptions, slow data traffic and congestion, despite practical difficulties related to the implementation of certain restrictions on domestic travel and other measures we implemented to protect our workforce during the COVID-19 outbreak, such as social distancing, limitations on the number of staff working together in one location at any given time and shorter working hours.

Communications Cable System

Our transmission network comprises 27 backbone rings in Indonesia with an aggregate capacity of 129,600 Gbps as of December 31, 2020. As of December 31, 2020, we operated a fiber optic backbone network totaling 103,235 km domestically (compared to 100,069 km as at December 31, 2019). Our domestic fiber optic backbone network is supplemented by an international fiber optic backbone network totaling 64,700 km.

Throughout 2019, we worked to deploy several submarine cable systems in order to strengthen our fiber optic backbone. In the west of Indonesia, we have completed the deployment of the SLM (Sabang-Lhokseumawe-Medan), a submarine cable system which connects the Sabang-Lhokseumawe cable system and the Lhokseumawe-Medan cable system, with a total length of 632.12 km, while in the east of Indonesia we are deploying the PATARA (Papua Utara) submarine cable system which will connect Sentani and Sarmi with a total length of 283 km. In Kalimantan, we have completed the deployment of the MATANUSA (Mangkajang-Tawao-Nunukan-Sangatta) cable system with a total length 673 km. These three additional submarine cable systems (SLM, PATARA and MATANUSA) are fully operational. We continue to progress on the deployment of our fiber optic backbone in eastern Indonesia. We are progressing on the deployment of our PATARA-2 submarine cable which will connect Sarmi and Waisei, with a total length of 1,126 km. In Sulawesi, we are progressing on the deployment of the LUMORI (Luwuk-Morowali-Kendari) submarine cable which will connect Luwuk, Bonepute, Kolaka and Kendari, with a total length of 436 km. The deployment of LUMORI is expected to be ready for service by the second quarter of 2021, while PATARA-2 is expected to be ready for service by the end of the fourth quarter of 2021. These two submarine cables will improve Telkom’s transportation network.

We also intend to leverage Indonesia's strategic geographic location and to provide an alternative direct broadband connection between Europe, Asia and America as we completed the deployment of the IGG cable system in 2020. The IGG cable system connects two major submarine cable systems, namely the South East Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) and, the Southeast Asia-United States (SEA-US) submarine cable systems. The IGG cable system also connects 12 major cities within Indonesia, including Batam, Jakarta, Surabaya and Manado, spanning a length of 5,403 km. This cable system increases our domestic traffic capacity and ability to offer broadband services. We completed the construction of this cable system in December 2018.

Satellites

In 2020, we operated three satellites, namely Telkom-2, Telkom-3S and Merah Putih satellite.

The Telkom-2 satellite operates at orbital slot 157 E and its design life ended in December 2020. The Telkom-2 satellite has a capacity of 24 standard C-band transponders (which is equivalent to an aggregate of 24.00 TPE) with coverage over Indonesia and South Asia. Following an assessment from its manufacturer, Telkom-2's operational life could be extended beyond December 2020 and we expect to operate this satellite until May 2021. Upon reaching the end of its design life, we had already migrated all critical traffic to other Telkom's resources and, since then, only non-critical traffic has been loaded onto Telkom-2. We have optimized our existing capacity to accommodate the traffic from Telkom-2 and we have already secured increased lease capacity from other satellites, should we need it.

The Telkom-3S satellite was launched in February 2017 and began operations in April 2017. We have located the Telkom-3S satellite at orbital slot 118 E. The Telkom-3S satellite has a capacity of 42 transponders (which is equivalent to an aggregate of 49.00 TPE) consisting of: (i) 24 standard C-band transponders; (ii) 8 extended C-band transponders; and (iii) 10 Ku-band transponders, which would have coverage over Indonesia.

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

We also lease 52.38 TPE (transponder equivalent to 36 MHz) from the following satellites: Apstar-5C HTS (138 E) in the amount of 32.23 TPE, Apstar-9 (142 E) in the amount of 0.72 TPE, Chinasat-11 (98 E) in the amount of 1.97 TPE, Eutelsat 172B (172 E) in the amount of 2.0 TPE, JCSAT 4B (124 E) in the amount of 1.59 TPE, JCSAT 5A (132 E) in the amount of 1.79 TPE, Measat-3B (91.4 E) in the amount of 8.0 TPE, MySat (142 E) in the amount 0.21 TPE, Nusantara Satu (146 E) in the amount of 2.66 TPE, and other satellites in the aggregate amount of 1.22 TPE.

We plan to launch a High Throughput Satellite (HTS) by December 31, 2024. Such technology is suitable to serve satellite broadband subscribers, covering the C band and Ku band frequency bands in the 113 E slot orbit. If we are successful, we expect this new satellite will help Telkomsat achieve a leading position among regional satellite service providers.

International Networks

We continue to develop our international network infrastructure in order to support our international expansion strategy and vision to be the "King of Digital in the Region." We operate international gateways in Batam, Jakarta and Surabaya to route outgoing and incoming calls on our IDD service ("007" and "01017"). We also operate a voice gateway in Singapore and Hong Kong to offer voice services from or to any countries. As of December 31, 2020, we owned and operated an international fiber optic backbone network totaling 64,700 km.

We own global submarine cable infrastructure that connects Europe, Asia and America through submarine cable system such as the Thailand-Indonesia-Singapore (TIS), two routes of the Batam-Singapore Cable System (BSCS), Dumai-Malacca Cable System (DMCS), Asia-America Gateway (AAG), Southeast Asia-Japan Cable System (SJC), the South East Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) submarine cable system, and the Southeast Asia-United States (SEA-US). We also operate the IGG submarine cable system to connect major cities in Indonesia with Asia, Europe and USA. The IGG also provides direct and fast connection (or "express connection") to connect our existing submarine cable system of SEA-ME-WE 5 to SEA-US.

Moreover, we also operate and have rights of use for fiber optic infrastructure totaling 134,040 km in aggregate under a permanent telecommunication lease agreement, together with other global submarine cable operators/consortiums. This includes: 10,000 km submarine cable of the Japan-U.S. Cable Network (JUS), 9,620 km of the Unity/EAC-Pacific network, 11,629 km of the FASTER network, 2,700 km submarine cable of EAC-C2C network, 2,700 km submarine cable of APCN-2 network, 6,500 km submarine cable of the Asia Pacific Gateway (APG) network, 7,000 km submarine cable of the Asia Submarine-cable Express (ASE)/Cahaya Malaysia network, 2,700 km submarine cable of the TGN-Intra Asia (TGN-IA) network, 20,000 km submarine cable of the Southeast Asia - Middle East - Western Europe 4 (SEA-ME-WE-4) network, 20,000 km submarine cable of the Asia Africa Europe-1 (AAE-1) network, 8,100 km submarine cable of the Bay of Bengal Gateway (BBG) network, 12,091 km submarine cable of the Imewe network, 15,000 km submarine cable of the Europe India Gateway (EIG) network, and 6,000 km submarine cable of the Hibernia Transatlantic network. In 2020, we deployed 3,250 km of submarine cable with the Southeast Asia-Japan Cable 2 (SJC2) consortium.

To support our international services for both voice and data, Telin operates 58 points of presence in various parts of the world, including 24 points of presence in Asia and the Middle East (nine points of presence in Indonesia used for supporting the international network, four points of presence in Singapore, four points of presence in Hong Kong, two points of presence in Kuala Lumpur, one point of presence in each of Dili, Tokyo, Taipei, Yangon and Dubai), 20 points of presence in Europe (one point of presence in each of London, Manchester, Amsterdam, Frankfurt, Marseille, Paris, Stockholm, Luxemburg, Milan, Warsaw, Moscow, St. Petersburg, Madrid, Sofia, Vienna, Dublin, Bucharest, Prague, and Edinburgh, 14 points of presence in the United States and Canada (one point of presence in each of Montreal and Toronto, two points of presence in Los Angeles and one point of presence in each of Palo Alto, Ashburn, San Jose, New York, Guam, Hawaii, Seattle, Miami, San Francisco, and Atlanta)).

Geographic Distribution of Revenues

International expansion has become a necessity for us to be able to maintain a high and sustainable growth rate. We are developing and expanding our business outside of Indonesia to broaden and diversify our market. The following table sets forth the distribution of our revenues by geographic markets for the years indicated therein.

	Years Ended December 31,
	2018	2019	2020
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
External Revenues
Indonesia	127,442	130,979	130,082	9,259
Foreign Countries	3,346	4,578	6,365	453
Total	130,788	135,557	136,447	9,712

Overview of Telecommunications Services Rates

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

a.           Fixed line telephone tariffs

Under MoCI Regulation No.15/2008, the tariff structure for basic telephony services connected through fixed line network comprised the following fees:

● activation fee;

● monthly subscription charges;

● usage charges; and

● additional facilities fee.

b.           Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Regulation No.09/PER/M.KOMINFO/04/2008, (on mechanism to determine tariffs of telecommunications services connected through mobile cellular network) ("MoCI Regulation No.9/2008") which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. Under MoCI Regulation No.9/2008, cellular tariffs for the operation of telecommunications services connected through mobile cellular network consist of the following:

● basic telephony services tariff;

● roaming tariff; and/or

● multimedia services tariff

with the following traffic structure:

● activation fee;

● monthly subscription charges;

● usage charges; and

● additional facilities fee.

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

Marketing, Sales and Distribution

We have implemented a comprehensive marketing and promotional strategy to bolster our brand and to increase sales, including through digital marketing and the development of our product and service distribution channels. To increase sales, we also use above and below the line marketing channels to promote our services to certain parties and communities. We also continue to place advertisement in printed and electronic media and implement marketing methods such as point of sales broadcasting as well as promotion and sponsorship events.

We continue to implement our marketing and promotional strategy as well as our customer services to be in line with the characteristics of our businesses, products and services, as well as customers' preferences. The following provides a description of our marketing and promotional strategies per customer segment.

Mobile Customers

For our mobile customer segment, in 2020 we focused our marketing strategy on targeting specific customer segments and personalizing offerings delivered through digital channels for efficient implementation. Telkomsel focused on finding the right balance between market share growth, revenue mix and profitability. It launched initiatives to increase its offering of premium products that usually carry higher prices and ensure its products meet customers' needs and expectations. Telkomsel also focused on improving payload growth and acquiring new data users while continuing to support legacy product usage. To stimulate higher data and digital products usage, Telkomsel continued partnering with several parties to enrich contents available from existing platforms and continued to offer its "more for more" program whereby customers who subscribe for more expensive data packages get attractive add-ons and features, which we expect will ultimately drive value creation and maintain stable ARPU, especially in challenging circumstances during the COVID-19 pandemic. In 2020, we launched our Ketengan (small batches) package for users who want to opt for data service for use of specific applications and our unlimited package to leverage our strong network capability and taking into consideration our customers' needs in a challenging macro-economic environment in the aftermath of the COVID-19 outbreak, provide valuable products and services for improving customer engagement and loyalty. Our efforts to maintain stable ARPU include providing digital lifestyle and digital payment services which we provide as mobile-based digital life services.

In 2020, we continued to introduce new products and to revamp our mobile package options in order to appeal to our various groups of customers. We continued offering our prepaid service by.U that we launched in 2019. This service bundle targets young users and offers a "customer-centric" experience to customers as they are free to choose from a wide variety of services. To strengthen the positioning of our MAXStream video platform in the video streaming industry, we partner with video content providers to enrich our content available from our video streaming platform. In 2019, we published our second video game, Lord of Estera, which is available from Telkomsel and Langit Musik, a streaming service. In 2020, we published three new games: Rise of Nowlin, Kolak Express 3 and Three Kingdoms: Quest of Infinity, all available on Telkomsel Dunia Games. Telkomsel also enriched its contents and services to improve its customers' experience, for instance with greater access to Langit Musik and a choice of numerous ring back tones. We also increased opportunities for customers to use LinkAja, including extending the ability to use LinkAja to non-subscribers and collaborating with additional partners such as taxi services, petrol stations and food and beverage operators for the use of LinkAja as payment. In 2020, Telkomsel also made an investment in Gojek, a leading on-demand and payment platform in Southeast Asia to deepen the collaboration between the two companies for accelerating the transition of Indonesia towards digitalization. As of December 31, 2020, we had 169.5 million cellular subscribers, comprising 163.0 million prepaid subscribers and 6.5 million postpaid subscribers and 115.9 million mobile broadband customers.

Consumer Customers

In 2020, IndiHome was our main product targeting the consumer customer market. Since 2019, our consumer segment has been focusing on apartment and premium customers, who used to fall under our enterprise unit, in addition to its traditional purely residential customer base. In 2020, we enhanced our services offered to this wider customer base in terms of quality and dispatching technicians on-site to improve our customers' experience (this service being available only in certain locations as at the date hereof). We have also developed a multi-retail service provider partnership model for our consumer customers who have built their own fiber infrastructure in apartment complexes or condominiums, for instance. This partnership model allows us to offer ICT management services to premium customers and that we can provide IndiHome services using the fiber infrastructure installed and operated by such multi-retail service providers.

With various marketing strategies, from discount to value innovation, we are able to offer products which we believe offer attractive value. We offer these products through various sales channels, including digital channels and carry out campaigns and year-round promotions, especially during festive campaigns. Our promotions and campaigns included the following in 2020:

● Wujudkan Rumah Ceria 2020 campaign: IndiHome's campaign to celebrate the New Year of 2020. IndiHome carried out a series of promotional activities such as giving a 10%-discount to customers subscribing for the minipack IndiKorea, Dynasty 2 and IndiJapan minipacks, along with lucky draws.

● Berkah Dari Rumah campaign: IndiHome's campaign to celebrate the month of Ramadan and support the people working, studying or carrying out other activities from home due to the COVID-19 outbreak. IndiHome carried out in numerous promotional activities such as giving a 20%-discount for customers who upgrade their internet speed, free access to certain contents for one month (“30 Menit Bisa Membaca Al-Quran”), and lucky draws.

● Semangat Kemerdekaan campaign: IndiHome’s campaign to celebrate Indonesia's Independence Day. IndiHome gave various discounts such as a 17%-discount for 8 minipacks and LinkAja balance top-ups. Customers also had an opportunity to participate in lucky draws.

In 2020, our sales strategy focused on implementing a dynamic pricing of our products and services allowing our selling prices to better reflect local conditions in different areas of Indonesia, while providing our customers with superior bundled products and faster and enhanced services. We also continued our points program (initiated in 2019) for our salespeople to incentivize greater sales activity on weekends and holidays and improve convenience to our customers.

We also intensified our efforts to provide tailored service to customers by using customer profiles created through the compilation of customer data to personalize services and offer products which may be attractive to customers based on their profile. We also rely on an end-to-end traceable customer relationship management process, which allows us to identify and rectify problems as they happen, rather than waiting for customers to alert us to such issues. In doing so, we proactively solve problems before customers are inconvenienced.

As of December 31, 2020, we had 9.1 million fixed wireline subscribers along with 8.0 million fixed broadband IndiHome subscribers.

Enterprise Customers

For our enterprise customers, we have been implementing a marketing strategy to attract high-end market enterprise customers using strategic key account management with the aim of improving our relationship with customers through a cooperative process in designing services customized for strategic accounts. We also have a transformative digital marketing strategy which comprises: (i) a governmental initiative that seeks to foster the use of digital technologies, under which we aim to become the Government's strategic ICT partner by collaborating with the Government on strategic ICT mega-deals that focus on the digital customer experience; (ii) an end-to-end digital ecosystem initiative that synergistically leverages our capabilities for targeted companies, under which we market end-to-end digital ICT solutions to our enterprise customers which provide customized and reliable solutions for each of our customers, and (iii) the build-the-nation digital SME initiative, under which we market basic ICT solutions for connectivity services and solution-oriented packages to SMEs in Indonesia through the optimization of a domestically-developed digital ecosystem, useful applications and content, and SME customer experience.

In 2020, our sales strategy comprised providing access to: (i) Account Managers for the large enterprise segment (the Account Manager is meant to serve as a single point of interaction to provide end-to-end service to customers, from initiation of the relationship to after-sales services) by leveraging end-to-end digitalization with an application-based process, (ii) Government Relationship Officers for the Government, agencies and other similar customers to manage a close relationship with such customers for the whole year and increasing the quality of our services to encourage contract renewal, and (iii) Business Account Managers for medium-sized SME customers, and Tele Account Management (TAM) for the small-sized and micro SME segment served by a value-added reseller method supplemented by a reliable digital channel and advanced mobile applications, which provide additional products or services with the purchase of an initial or qualifying item.

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

We also provide customer service management for wholesale and international customers through account managers, digital touch points, and 24-hour customer care support. We keep developing the capability and competency of our account management team to improve our capability to deliver excellent service and strong engagement with our customers. To get a better understanding of our customers' needs and feedback, we conduct surveys periodically through digital touch points and interviews, and their outcome generally result in new improvement programs.

Digital Service Customers

For our digital service customers, our marketing strategy focuses on strengthening and improving digital innovation, including by:

● enriching digital content;

● creating digital services with unique features;

● improving brand, platform, operational, and customer experiences;

● building digital business models to support Indonesia's digital economics;

● leveraging our assets and inventory to obtain increasing insight into digital services and customer experience; and

● growing the portfolio of our digital business through investment in digital startups in order to be a part of Indonesia's digital ecosystem.

We tailor our sales strategy to each particular digital business and our digital customers' needs. We offer customer care and channel management, including through contact centers, dedicated account management for large enterprises, websites, and social media.

Our digital service customers program focuses on leveraging IndiHome services, for instance by promoting the MyIndiHomeX application as a digital touch point for IndiHome’s customers and the Indibox as the source of value-added services (such as video contents, games, and other Google applications). GameQoo is a cloud gaming service and an add-on benefit to the IndiHome services. IndiHome Smart is an IoT home service that provides IndiHome users with consumer digital services.

Distribution Channels

The following are our primary distribution channels for our products and services:

● Face-to-face customer service points include walk-in customer service points and mobile units, where customers have access to the full range of Telkom and Telkomsel's products and services, including billing, payment, subscription cancellation, promotion and complaint handling. Plasa Telkom outlets generally provide access to Telkom products and services and GraPARI centers generally provide access to Telkomsel products and services. In recent years, we have been introducing Telkomsel products at certain Plasa Telkom outlets and have established nine digital GraPARI outlets as of December 31, 2020, which offer both Telkom and Telkomsel products. As of December 31, 2020, we managed 383 Plasa Telkom outlets and 403 GraPARI centers in Indonesia, 19 international GraPARI centers (one in Hong Kong, three in Taiwan, and 15 in Timor Leste) and nine GraPARI Telkom Group centers, which provide the most comprehensive services for both retail and corporate customers of Telkom and Telkomsel. Several of our GraPARI centers operate on a 24-hour basis. As of December 31, 2020, we also operated 365 GraPARI mobile units and 896 IndiHome sales car units which are sales points located in vehicles which can travel to reach customers across the country.

● Authorized dealers, retail outlets and modern channels are distribution outlets for Telkomsel products such as starterpacks, prepaid SIM cards and top-up vouchers. We operate an extensive network of authorized dealers and retail outlets across Indonesia. These dealers are non-exclusive, and they receive a discount on all of the products they receive. In 2020, we noticed a shift from traditional channels to modern channels due to the changing behaviors of consumers during the COVID-19 outbreak. More consumers sought to avoid or limit physical interactions or had to do so to comply with social distancing measures and guidelines. In doing this, they preferred transacting online, using the internet of dedicated mobile applications rather than transacting in traditional outlets. Digitalization and the implementation of digital and transformative strategies by various private companies and public institutions and agencies facilitates the increase in transaction volumes through modern channels, hence the rapid development of e-commerce, the fintech sector, e-money, and delivery services. Telkomsel has been monitoring those changes to adapt and redefine the key performance indicators it uses for rewarding partners and to assist them in optimizing their business models to increase sales.

● Partnership Stores are extensions of our distribution channels, in cooperation with a variety of third party marketing outlets such as computer or electronic stores, banks through their ATM networks and others.

● Contact centers are call centers that support our customers' ability to access certain of our products and services, including making billing enquiries, submitting complaints and accessing certain promotions and service features. We operate 24-hour contact center facilities in Semarang, Bandung and Malang (Indonesia).

● Account Management Teams are teams that manage relationships and account portfolios of large enterprises, Government agencies, medium-scale businesses and wholesale customers.

● Sales Specialists have deep product and technical knowledge in order to provide appropriate and effective recommendations and solutions to corporate customers who work together with our Account Managers.

● Channel Partners serve as value added resellers that conduct sales and marketing activities to our enterprise customers to seek their specific requirements and to our retail customers to offer retail packages. We also engage third parties to conduct sales activities for retail customers at certain events.

● Digital Touch Points are web and mobile application-based services which we provide to our IndiHome subscribers and corporate customers. We operate myIndiHome, a self-care mobile application-based service for IndiHome customers, which allows customers to register new subscriptions, manage payments and billing, report and monitor network problems, access video-on-demand services and manage customer reward programs. Telkomsel also offers MyTelkomsel, which is a self-care mobile application-based service for Telkomsel subscribers which provides information on services, allows purchase of packages and products as well as account management. For enterprise customers, we offer My Telkom Digital Solution (MyTDS), user-centric digital touch points that digitize and simplify business processes to increase our productivity and performance in providing services to our customers. MyTDS also enhances user experience for our Corporate Customers. Users interact with us on mobile applications and web platform. Users of MyTDS will soon be given access to our product catalog, generate a digital quotation, track delivery tickets, and allow customers to ask for support as they can report service disruptions using MyTDS to generate release tickets which create a record of the disruptions.

● Websites, we operate www.telkom.co.id, www.telkomsel.com and www.telin.net, which enable our customers to access certain of our products and services. Available services include e-Billing, registration, collective billing registration and submission of complaints.

● Social Media, we use social media, primarily Facebook, Instagram and Twitter, to enable customers to interact with us regarding our products and services.

● LinkAja Wallet, a digital wallet application which allows customers to buy data or voice services, pay bills or buy products with LinkAja.

Licensing

To provide national telecommunications services, we have a number of product and service licenses that are consistent with applicable laws, regulations or decrees.

We have secured licenses that have been adjusted as required, which are as follows:

Cellular

Telkomsel holds licenses to operate a nationwide mobile cellular telephone network using 15 MHz of spectrum allocation in the 800/900 MHz frequency, 22.5 MHz of spectrum allocation in the 1.8 GHz frequency, 15 MHz of spectrum allocation in the 2.1 GHz frequency, and 30 MHz additional spectrum in the 2.3 GHz frequency, in each case won at an auction in October 2017. The licenses do not have a set expiry date, but will be evaluated every ten years. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or government agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTSs.

Fixed Network and Basic Telephony Services

We have the following licenses to operate local fixed network, fixed DLD network, fixed international call and fixed closed network:

● MoCI Decree No.839 of 2016 (on license to operate fixed DLD network);

● MoCI Decree No.844 of 2016 (on license to operate fixed closed network) ("MoCI Decree No.844/2016");

● MoCI Decree No.846 of 2016 (on license to operate fixed international network) ("MoCI Decree No.846/2016"); and

● MoCI Decree No.948 of 2016 (on license to operate circuit switched based local fixed line network).

These licenses do not have a set expiry date, but will be evaluated every five years.

International Calls

We have a license to operate a fixed network to provide international call services pursuant to MoCI Decree No.846/2016.

We have a license to operate a fixed closed network pursuant to MoCI Decree No.844/2016. This license allows us to lease installed fixed closed network to, among others, telecommunications network and service operators, and to provide an international telecommunications transmission facility through a SCCS directly to Indonesia for overseas telecommunications operators.

According to MoCI Regulation No.16/PER/M.KOMINFO/9/2005 (on the provision of international telecommunications transmission facilities through SCCS) ("MoCI Regulation No.16/2005"), overseas telecommunications operators wishing to provide international telecommunications facilities through the SCCS directly to Indonesia are required to set up a partnership with a fixed network of international call services or closed fixed network provider. In line with MoCI Regulation No.16/2005, the international telecommunications transmission facilities provided through SCCS are served by us on the basis of landing rights attached to our license to operate fixed network of international call services. We have also secured landing rights based on the landing right Letter No.006-OS/DJPT.6/HLS/3/2010 from the MoCI.

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

Payment Method Using e-Money

Following the implementation of Bank Indonesia's regulations applicable to APMK and e-Money businesses since 2009, Bank Indonesia confirmed our status as an issuer of e-Money in 2018. We operate our e-Money business under the brand name "t-money". We, through Telkomsel, also operate our e-Money business under the brand name "LinkAja" (formerly known as "T-CASH"). With the issuance of Bank Indonesia Circular Letter No.9/9/DASP, Telkomsel is also permitted to conduct APMK activities and offers Tunai prepaid cards. These permits do not have a set expiry date so long as: (i) we and Telkomsel continue to conduct the relevant businesses ain compliance with applicable regulations; and (ii) the Government does not amend or revoke such permits.

In 2020, e-Money services available to our customers through LinkAja have expanded to include electronic toll payments, certain tax payments and the ability to settle certain transactions for Gojek users.

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

IPTV

On April 27, 2011, we and PT Indonusa Telemedia, formerly known as TelkomVision ("Indonusa") as a consortium obtained a license to operate IPTV services. We sought a new license so that Telkom, as an individual operator, can hold an IPTV Telecommunication Service Operation License, so that we may offer a wider range of multimedia services. We obtained such license on February 25, 2021, when Telkom was granted a license to operate telecommunication services.

Construction Services Business License ("IUJK")

Certain of our subsidiaries possess an IUJK (which permits us to conduct national telecommunication-related construction services), which allows us to conduct our construction services business, including the installation of telecommunications equipment and for the wiring of buildings. In January 2021, we obtained a new IUJK which will be effective once we have completed the required environmental impact analysis (AMDAL) or environmental evaluation document. Until this analysis or document is completed, construction works requiring a IUJK are carried out by our subsidiaries which possess their own effective IUJK.

Content Provider Services

We obtained a content provider services license in 2017 through MoCI Decree No. 1040 of 2017 dated May 16, 2017. Such license has no set expiry date but MoCI re-evaluates the content services licenses every five years.

Trademarks, Copyrights and Patents

We constantly seek to develop product and service innovations in line with a dynamic business portfolio. To provide both protection for and recognition of creativity and innovation, we have registered a number of intellectual property rights, including trademarks, copyrights, and patents with the Directorate General of Intellectual Property Rights at the Ministry of Law and Human Rights.

The intellectual property rights we have registered include: (i) trademarks for our products and services, corporate logo and name; (ii) copyrights on our corporate name and logo, product and service logos, computer programs, research, books and songs; and (iii) single patents (generally valid for 10 years from the date of receipt of the single patent submission) and patents (generally valid for 20 years from the date of receipt of the single patent submission) on technological inventions in the form of telecommunications products, systems and methods.

Corporate and Social Responsibility

We work towards creating a sustainable business and more broadly a sustainable society. Therefore, we have launched a number of initiatives relating to technology and digitalization, the protection of data and information, customer engagement, the development of talents and the promotion of a strong corporate culture that values sustainability. See also "— Business Overview — Strategy" above.

We monitor and strive to minimize the environmental impact of our operations by promoting efficient uses of energy, increasing the use of renewable energy, water management and an eco-friendly corporate culture. For example, we are using equipment that helps us minimize our electricity consumption in our office buildings, such as LED lamps, reflective glass (to reduce incoming heat and the use of air conditioning), cooling system management, zoning lighting systems, capacitor banks to optimize electricity consumption, automatic devices to schedule time periods during which certain equipment do not need to operate (and consume electricity), and we also plan to install rooftop solar panels to increase our use of renewable energy in our office buildings. We have also implemented similar measures on our fixed network (for instance for optimizing the use of air conditioning in rooms which require fresh air to cool down certain equipment, using newer devices to decrease energy consumption, or increasing the use of renewable energy thanks to the installation of solar panels). We have also installed automatic water taps in most of our office buildings and use water from air conditioner condensation for reducing our water consumption. We have also implemented policies to incentivize our employees to use online dissemination of information (as opposed to hard copies), virtual meetings and other digital processes in an effort to decrease our paper consumption. Our subsidiary Telkomsel also incentivize customers to choose paperless bills.

We also invest in our employees and more broadly in digital talents within and outside the Telkom Group. We believe in an inclusive workplace and equal access to training and career opportunities, which helps us to recruit, motivate and further develop talented employees who can serve our customers with professionalism wherever we operate. We are committed to implementing labor practices based on international business norms and regulations. We support and respect human rights, gender equality and non-discriminatory social and corporate practices. We have female employees at all levels of our organization, including managerial positions, and we follow the principle of equal pay for equal work. We also support the Indonesian Ministry of Manpower's and the International Labor Organization's initiatives towards a child-labor-free Indonesia. A decent and safe workplace is one of the key factors that affect employee performance. Therefore, we strive to create a conducive work atmosphere by providing the latest digital-based work facilities that allow employees to be mobile and collaborate optimally. Employee workspaces are equipped with various facilities to make it easier to work and interact with others comfortably and safely. Our Occupational Health, Safety, and Environment Management System is designed to reduce the risk of work accidents.

As regards confidential and personal data protection, since 2014, our Cyber Security Operation Center has been operating with teams working twenty-four hours a day, seven days a week to protect confidential data and information from misappropriation and misuse by anticipating and promptly responding to cyber-attacks and other security threats. Effective information sharing among teams and departments are key to the prompt monitoring and detection of such threats, effective incident response management, vulnerability assessments and instilling cyber-security awareness among all employees and partners. We also have internal policies, procedures and guidelines in place to increase cyber-security awareness among our employees, for instance on the use of strong passwords for accessing their corporate account or accounts and internal databases, restricted information and data or applications, enabling multi-factor authentication features where available, and regularly updating our employees on existing or past cyber-attacks, best practices (such as how to handle phishing emails). Our IT risk management system is periodically reviewed and certified by an independent consultant and we conduct security checks on our IT infrastructure on a daily basis. We organize training sessions and programs focusing on cyber-security for our employees which allow our employees to obtain various levels of certifications which further allows us to efficiently organize our response in case of cyber-attacks or if a vulnerability has been identified in our systems by mobilizing our employees with the most relevant skill set. Our senior management is involved in formulating our cyber-security strategy, related policies and overseeing their implementation.

We also engage with the communities in which we operate through various partnership programs and initiatives, such as our "internet for education" program and sociodigipreneurship incubation program. Consistent with the Government's initiatives to continue infrastructure development (including through investments in internet networks) in rural areas, we provide free internet access to communities located in areas with weak or deficient internet access, often located in rural areas and less developed provinces of Indonesia. Our "internet for education" program focuses on providing internet access, Wi-Fi devices and computers to such communities so that to allow them to learn online. Our sociodigipreneurship incubation program seeks to foster talents (including in vocational schools, other students and employees) and help them develop entrepreneurship, innovation in the digital space, and more particularly find solutions to social issues using digital tools and digitalization.

 For 2020, we invested approximately Rp397.1 billion in such social responsibility and partnership programs throughout Indonesia. In response to the COVID-19 pandemic, we have also sourced and distributed personal protective equipment and medical devices (free of charge) in various communities.

As another example of our corporate culture, in support of the Government's programs and initiatives to contain the spread and alleviate the consequences of COVID-19, all our Directors and Commissioners donated their religious holiday allowance (Tunjangan Hari Raya) in 2020.

The Telecommunications Industry in Indonesia

The Indonesian economy recorded a GDP contraction of 2.07% in 2020 (computed at constant market prices, based on preliminary results available as at February 2021), according to the Indonesian Central Bureau of Statistics, mainly due to the negative impact of the COVID-19 pandemic. GDP attributable to the information and communication sector, however, increased by 10.58% in 2020. This growth demonstrates changes in behavior during the COVID-19 pandemic, as companies, agencies and individuals increased their demand for information and communication services, in particular as more and more people worked or studied from home.

Indonesia's telecommunications industry has been experiencing advancement in recent years, primarily driven by growth in fixed and mobile broadband subscriptions. The main drivers behind the growth are increased data usage with greater affordability, service improvement and smartphone penetration. The shifting trend from legacy services (such as voice and SMS) to data services has been continuing, supported by cheaper smartphones as well as a growing youth segment. Data traffic has grown, however, SMS and voice service traffic has decreased significantly. Over The Top applications have become part of Indonesian life (including voice and video calls) as due to advances in such applications, they are now easier to use and offer improved quality of service. As a result, customers have replaced the usage of legacy SMS and voice services with Over The Top applications, which has resulted in a steeper decline of the legacy business. The rise of the digital economy has been embraced by Indonesian people across the socioeconomic spectrum, which continues to cause profound changes in economic activities. The pace of such changes has increased in 2020 due to the COVID-19 pandemic and containment measures implemented by the Government and private sector players.

The telecommunications industry, especially the mobile segment, has been characterized by increased competition in recent years, particularly as operators have been offering promotions which include bonus data allowances in order to attract new customers. Customers have become sensitive to data pricing, which has led to lower margins for telecommunications operators. The ensuing heightened price competition for data services in Indonesia during the first half of 2019 brought significant adverse financial consequences for telecommunications operators, leading to a subtle decline of pricing for a more reasonable level by the end of 2019. This decline in prices, in particular for mobile data services, continued in 2020.

Based on our internal calculation and publicly available data, the penetration of SIM cards in the cellular industry in Indonesia is quite high, is excess of 100%, making continued growth in penetration increasingly limited. There were approximately 356.6 million cellular subscribers in Indonesia as of December 31, 2020, representing a 4.6% increase from approximately 341.1 million cellular subscribers as of December 31, 2019. By subscriber numbers, based on publicly available data disclosed by market players and our own internal data, the three largest cellular operators in Indonesia are Telkomsel, Indosat and XL Axiata, which collectively accounted for more than 95% of the market share based on the estimated number of total subscribers as of December 31, 2020. The SIM card registration requirements that ended March 31, 2018 resulted in a significant decrease in the number of mobile subscribers at the end of 2018 of 21.8%, leading to a small growth in the number of subscribers in 2019. The impact of such registration requirements on the number of subscribers faded in 2020. The number of subscribers slightly increased in 2020. As of December 31, 2020, Telkomsel remained the largest cellular provider in Indonesia, with 169.5 million cellular subscribers, which represented a 0.9% decrease in the number of cellular subscribers from December 31, 2019. This slight decrease was primarily due to the COVID-19 pandemic which had a negative impact on the overall Indonesian economy and individuals' purchasing power. In addition, we were and are still subject to intense competition in our industry.

Data consumption in the mobile segment continued to increase, and it is expected that the consumption level per user will continue to grow from the current average data consumption per user. Such growth in data consumption will require significant capital expenditure in order to provide the necessary increase in capacity and coverage to accommodate such growth. The MoCI has publicly announced a restructuring plan for spectrum allocation among telecommunication operators to facilitate the transition from 3G and 4G to 5G. The scheduled migration from analog TV to digital TV will free up a 112 MHz bandwidth in the 700 MHz spectrum which is suitable for use of 5G in 2022. This additional spectrum available for re-allocation and other spectrum available as a result of the restructuring plan, once completed, will empower MNOs to strengthen and maximize the quality of 4G LTE and develop their offering of 5G services to their respective customers, especially in areas where data service capacity is dense. Wider spectrum bandwidth allows more efficient signal transmission for better coverage with fewer transmitters. Moreover, it also enables MNOs to provide higher speed and capacity to deliver a better digital lifestyle experience to all Indonesians.

Data is the main revenue driver for telecommunications companies, with significant increases in traffic volumes projected for the near future, driven primarily by streaming of HD/Ultra HD video, video on demand, gaming and an increase in network-connected devices that need fixed and mobile connections. To support the expected increase in traffic, telecommunications companies will need to invest in rollout of additional BTS and will thus require supplemental tower infrastructure, either in the form of macro or micro towers. Data traffic growth will be supported by 4G technology and telecommunications companies have begun deploying 4G BTS throughout Indonesia. Telecommunications companies have widespread 3G/4G coverage across Java and adjacent islands, where they typically build a wide thin layer of coverage and then invest in capacity to meet demand as subscriber adoption and usage increases. As a result of lower margins for telecommunications companies caused by the shift in focus to data business from legacy services, cost savings have become imperative, and as a result tower lease rates have come under pressure from telecommunications companies requesting lower lease rates.

The demand for fixed broadband services in Indonesia continued to increase in 2020, especially in large cities, marked by an increase in total broadband subscribers, despite the economic downturn caused by the COVID-19 pandemic. Such increase in demand was primarily due to an increase in consumption driven by home entertainment that accelerated as a result of containment measures implemented in connection with the COVID-19 outbreak (such as working from home and school/studying from home). Indonesian users increasingly expect high-quality internet connectivity to their homes as evidenced by the level of investment made by the Government and private enterprises for the development of fiber optic networks. Currently, the national fixed broadband market is still dominated by a limited number of companies. We and First Media are the leading companies in the fixed broadband industry, followed by PT Link Net Tbk ("Link Net"), PT Supra Primatama Nusantara ("BizNet Networks"), PT MNC Kabel Mediacom ("MNC Vision") and PT Eka Mas Republik (an affiliate of Smartfren Telecom which operates under the "MyRepublic" brand), based on the number of subscribers and our internal estimates and information published by these companies. Given that obtaining licenses and "right of way" access to lay cables from local municipal governments remains time-consuming in Indonesia, barriers to entry in the market remain high. As of December 31, 2020, we had more than 8.0 million fixed broadband subscribers. However, given the low penetration of fixed broadband services in Indonesia, smaller players are aggressively expanding their coverage regions with intention of having an impact in selected targeted regions. In order to entice new subscribers, other operators have been offering pay-TV and TV-on-demand bundles, as well as packages with other value added services to further monetize their active subscribers. These offerings include services such as home security and smart home.

Competition

Business Competition Law

The Indonesian telecommunications sector is regulated by the Telecommunications Law, which became effective on September 8, 2000. The Telecommunications Law sets guidelines for industry reforms, including industry liberalization, to facilitate the entry of new operators as well as to increase transparency and competition. The Telecommunications Law abolished the concept of "organizing entities" in the industry, which terminated the special status of Telkom and Indosat as the organizing bodies responsible for coordinating telecommunications services domestically and internationally. In order to increase competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among fellow telecommunications operators.

The Telecommunications Law is implemented through various Government regulations and ministerial regulations, including Government Regulation No.52/2000, MoCI Regulation No.1/PER/M.KOMINFO/01/2010 (on provision of telecommunications networks), as lastly amended by MoCI Regulation No.7 of 2015 on Implementation of Telecommunication Network and MoCI Regulation No.7 of 2018 on Electronic Integrated Business Licensing Services in the Sector of Communications and Informatics, and amended further by MoCI Regulation No. 7 of 2019 ("MoCI Regulation No.7/2018, as amended") ("MoCI Regulation No.1/2010, as amended"), Decree of the Minister of Transportation No.KM33 of 2004 (on monitoring of fair competition of the fixed network and basic telephone service operations) ("Minister of Transportation Decree No.33/2004") and Decree of the Minister of Transportation No.KM.4 of 2001 (on the national basic technical plan 2000 for the national telecommunications development) ("National Technical Telecommunications Plan"). The National Technical Telecommunications Plan has been amended several times, most recently by MoCI Regulation No.14 of 2018 on Fundamental Technical Plan of National Telecommunications Plan ("MoCI Regulation No.14/2018"). Along with the Telecommunications Law, the National Technical Telecommunications Plan determines the basic vision for the development of Indonesia's telecommunications regulator.

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

The Business Competition Law is implemented by various regulations, including Government Regulation No.57/2010 (on mergers and acquisitions potentially causing monopolistic practices or unfair business practices) ("GR No.57/2010"). GR No.57/2010 permits voluntary consultation with the KPPU prior to a merger or acquisition, which will result in the KPPU issuing a non-binding opinion. GR No.57/2010 also requires that a mandatory report be made to the KPPU after a merger or acquisition is completed if the transaction exceeds certain asset or sales value thresholds. Further, on October 14, 2019, KPPU issued Regulation No. 3 of 2019 on Assessment of Merger or Consolidation of Business Entities or Share Acquisitions of Companies ("KPPU Regulation No.3/2019"). Under KPPU Regulation No.3/2019, asset acquisitions which meet the set regulatory threshold must be reported to KPPU. In addition, as at the date hereof, a new implementing regulation relating to the Business Competition Law is still being prepared by the Government following the adoption of the Job Creation Law. Such governmental regulation will, among other things, determine the scope and amounts of sanctions imposed on parties responsible for breaching the Business Competition Law.

Cellular

We operate our cellular service business through our 65% majority-owned subsidiary, Telkomsel.

As of December 31, 2020, Telkomsel remained the largest cellular provider in Indonesia, with approximately 169.5 million cellular subscribers and a market share of approximately 58.9% based on our internal estimate of number of total subscribers. We believe the next largest providers were Indosat and XL Axiata, based on number of subscribers as of December 31, 2020. Several other smaller operators also provide cellular services in Indonesia, including Hutchison, which is part of the Hutchison Asia Telecom Group and operates under the "3" or "Tri" brand, and Smartfren Telecom, which is part of the Sinar Mas Group.

The penetration of SIM cards in the cellular industry in Indonesia is high, well over 100%, making continued growth in penetration increasingly difficult. There were approximately 356.6 million cellular subscribers in Indonesia as of December 31, 2020, compared to approximately 341.1 million as of December 31, 2019. This 4.6% increase was primarily due to effective marketing campaigns used in the cellular industry with initiatives to gain and retain customers. The Government's reinforcement of the prepaid SIM registration policy, as customers no longer have the freedom of accumulating several numbers provided by various operators, had initially caused a slight reduction in the customer base and the number of starterpacks across the industry because customers had to select their preferred operator and phone number. Consequently, we noticed that customers tended to remain with their respective chosen operators for a longer period of time as a result of this policy. The impact of this policy, however, faded in 2020 and had only an insignificant impact on our customer base. The Government's registration policy, however, has resulted in a better-quality customer base with a higher proportion of active subscribers and more efficient SIM card production costs. Due to a reduction in the number of starterpacks, operators can provide better quality services to customers. Additionally, operators are focusing more on offering renewal promotions than on new starterpack promotions. We believe the registration policy, assuming continued implementation, will also have positive long-term impact and support the emergence of healthier competition in the industry.

The shifting trend from legacy services (such as voice and SMS) to data services continues to develop, driven by cheaper prices of smartphones as well as the rapidly growing youth customer segment. Data traffic has grown significantly, while SMS service traffic has decreased. Since 2017, Telkomsel has seen a steep decrease in voice usage. Minutes of usage per mobile subscriber also started to decrease in the second half of 2017. These trends continued in 2019 and 2020 and are likely to continue in the forseeable future, as they are attributable to the substitution of traditional voice and SMS services to Over the Top based calling and messaging services as smartphone penetration in Indonesia has risen.

The following table sets out information as of December 31, 2020 for Telkomsel:

	Unit	Telkomsel
Launch date	year	1995
Neutral - 2G, 3G and/or 4G spectrum allocation (GSM 900 MHz)	MHz	15
Neutral - 2G, 3G and/or 4G spectrum allocation (GSM 1.8 GHz)	MHz	22.5
Neutral - 2G, 3G and/or 4G spectrum allocation (2.1 GHz)	MHz	15
Time Division Duplex (TDD) technology (2.3 GHz)	MHz	30	1)
Subscriber	million	169.5

Note:

(1)	Comprises additional spectrum in the 2.3 GHz frequency that Telkomsel won following an auction process.

Fixed Services

We compete with other major fixed broadband service providers with brands such as First Media, BizNetHome, MNC Play and MyRepublic. Of our major competitors, First Media has the largest number of customers. In recent years, it has been facing competition from MNC Play and MyRepublic that primarily target the affluent household market in Greater Jakarta. BizNet is competitive in the corporate segment, particularly in Java and Bali. On the other hand, our IndiHome service focuses on the mass market across Indonesia, and our focus in recent years has been to upgrade DSL customers to fiber based broadband in order to deliver better quality of service and expand our digital services. We have faced increasing competition since 2019, including from a new entrant, a subsidiary of the electricity company Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (PLN) that started offering internet and TV services in 2019 through its ICON+ subsidiary. Supported by PLN, this new market entrant benefits from a wide coverage outside Java. In 2020, we have seen increased demand for fixed broadband services because the COVID-19 outbreak has increased the pace of digitalization in all aspects of life. Our main competitors have increasingly engaged in marketing activities and network expansions in urban and rural areas of Indonesia in 2020 and sought to capture such increase in demand. A number of local competitors emerged in 2020 as increased demand for fixed broadband services resulted in unserved local markets, such as Jets in West Java and Desfiber in Central Java.

Data Center

We are committed to providing the highest quality of data center solutions to our customers in Indonesia and the Asia Pacific. Supported by our proprietary self-owned submarine cable network, our comprehensive co-location services are designed to be flexible, modular, seamless and scalable in order to meet our customers' business needs. A number of other companies, including DCI Indonesia, Indosat Ooredoo, Moratelindo, IDC Indonesia, NTT Communication, Global Axcess System, Biznet, Centrin Online, Cyber TechTonic Pratama, and JupiterDC also provide data center solutions in Indonesia. In the Asia Pacific region, our subsidiary, Telin, competes with other major data center providers in Singapore and Hong Kong.

International Direct Dialing (IDD)

We compete in traditional IDD services (non-VoIP) in Indonesia primarily with Indosat. However, due to the development of digital technology, our IDD services also face competition from VoIP and other Over The Top voice services such as Skype, WhatsApp and Line.

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

In 2020, demand for new towers and co-location increased due to the increase in data demand caused by the COVID-19 outbreak and related containment measures such as travel restrictions and work-from-home or study-from-home incentives and programs. Incremental revenue captured by mobile operators due to this increase in data demand, however, was not proportionate to such increase due to downward pressure on prices resulting from increased competition among mobile operators. We believe the Indonesian tower market has strong fundamentals and offer growth opportunities with predictable revenue associated with long-term contracts for use of towers and co-location.

We are also actively preparing to adapt and transition our tower business to provide fiber optic services. This is in response to a global trend of telecommunication tower providers morphing into infrastructure companies in response to expected 5G rollouts, the deployment of more diverse network technologies and the emergence of new business models that require agility and companies which are more data driven. We have already initiated this change to an infrastructure company business model to support the growth of our tower business and the deployment of 5G in Indonesia.

As of December 31, 2020, we had approximately 35,822 towers, including 18,473 towers owned by Mitratel, 1,349 owned by Telkom (but operated by Mitratel), and 16,000 towers owned by Telkomsel. A number of other companies, including PT Tower Bersama Infrastructure Tbk, PT Profesional Telekomunikasi Indonesia, and PT Solusi Tunas Pratama Tbk also provide tower business in Indonesia.

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

The Telecommunications Law was implemented through several Government Regulations, Ministerial Regulations and Ministerial Decrees. The most important of such regulations include:

● Law No.36 of 1999 on Telecommunications, as partly amended by the Job Creation Law.

● Government Regulation No.52/2000 on Telecommunications Operations, as partly amended by Government Regulation GR No.46/2021.

● MoCI Regulation No.1/2010 on Telecommunications Networks Operations, as partly amended by MoCI Regulation No.38/2014 and MoCI Regulation No.7/2015.

● MoCI Regulation No.13/2019 on Telecommunication Service Operations.

● Minister of Transportation Decree No.33/2004 on the Supervision of Healthy Competition in the Provision of Fixed Network and Basic Telephony Services.

● MoCI Regulation No.14/2018 on the Fundamental Technical Plan of National Telecommunications.

On October 18, 2019, MoCI issued MoCI Regulation No.13/2019 (as amended by MoCI Regulation No.1 of 2021 on the Second Amendment to MoCI Regulation No.13/2019) on Implementation of Telecommunication Services ("MoCI Regulation No.13/2019, as amended"), which harmonizes several aspects in the telecommunications services regime. This new rule amends MoCI Regulation No.8/2015.

On February 2, 2021, the Government issued GR No.46/2021 as an implementing regulation for the Omnibus Law. Such regulation regulates, among other things, the basic framework for the provision of telecommunication services in Indonesia, telecommunication infrastructure sharing, the renting and/or utilization of telecommunication networks, standards applicable to telecommunication devices, and the broadcasting industry (including migration to fully-digital broadcasting).

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

On July 11, 2003, MoCI promulgated the Telecommunications Regulatory Authority Regulation, in which, it delegated its authority to regulate, supervise and control the Indonesian telecommunications sector to the ITRA, while maintaining the authority to formulate policies for the industry. The ITRA was chaired by the DGPI and comprised nine members, including six members of the public and three members selected from Government institutions (a representative member from DGRE, the DGPI and a Government representative appointed by MoCI), until the Government dissolved it in 2020, based on Presidential Decree No.112 of 2020. ITRA's former duties and functions are now assumed by the DGPI as set out in MoCI Regulation No.1 of 2021.

Classification and Licensing of Telecommunications Providers

The Telecommunications Law organized telecommunications services into following three categories: (i) provision of telecommunications networks; (ii) provision of telecommunications services; and (iii) provision of special telecommunications services.

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

Cellular

Cellular telephone service is provided in Indonesia on radio frequency spectrum in the 1.8 GHz (neutral technology), 2.1 GHz (neutral technology), 900 MHz (neutral technology) and 2.3 GHz (BWA/TDD). The MoCI regulates the use and allocation of radio frequency spectrum for mobile cellular networks. Telkomsel has obtained frequency allocation for cellular services on the 800 MHz, 900 MHz, 1.8 GHz, 2.1 GHz, and 2.3 GHz frequencies. The allocation of frequency is regulated by:

● MoCI Decree No.549 of 2019 (on the determination of Radio Frequency Bands as a Result of Rearrangement of Radio Frequency Bands of 800 MHz and 900 MHz for the Implementation of Cellular Mobile Networks);

● MoCI Decree No.1164 of 2015 (on the Stipulation of the Use of the 1800 MHz Radio Frequency Band in the 1762.5 - 1785 MHz Radio Frequency Range Paired with 1857.5 - 1880 MHz for PT Telekomunikasi Selular);

● MoCI Decree No.620 of 2020 (on the Correct Amount and Payment Due Date for Radio Frequency Spectrum Usage Fees in the Tenth Year for Radio Frequency Band Licensing for the Operation of Cellular Mobile Networks on the 800 MHz, 900 MHz and 1800 MHz Radio Frequency Bands by PT Telekomunikasi Selular);

● MoCI Decree No.356 of 2018 (on the Determination of Radio Frequency Bands Resulting from the Refarming of 2.1 GHz Radio Frequency Bands for the Implementation of Cellular Mobile Networks);

● MoCI Decree No.806 of 2019 (on the Extension of the Determination of the 2.1 GHz Radio Frequency Band in the 1935 - 1940 MHz Range paired with 2125 - 2130 MHz Range of PT Telekomunikasi Selular); and

● MoCI Decree No.1896 of 2017 (on the Establishment of PT Telekomunikasi Selular as the Winner of 2.3 GHz Radio Frequency Band User Selection in 2017 for the Implementation of Cellular Mobile Networks).

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

On December 12, 2011, the ITRA changed the SMS interconnection fee basis from a "Sender Keep All" basis to a cost basis interconnection fee calculation, which required certain amendments to RIOs agreed upon in 2011. MoCI Regulation No.8/2006 stipulates that the RIO of telecommunications network operators generating operating revenue that is equal to or more than 25% of total revenues of all telecommunications operators that serve the same respective segment, must obtain the ITRA's approval, necessitating changes in our and Telkomsel's RIOs which were approved on June 20, 2012. ITRB in its letters No.60/BRTI/III/2014 and No.125/BRTI/IV/2014 approved our and Telkomsel's revisions of RIOs regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS. As of the date hereof, no recalculation of interconnection fees for 2014 had been carried out as doing so would have been preceded by an evaluation on interconnection charges in 2013.

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

IPTV

The IPTV business is regulated by MoCI Regulation No.13/2019, as amended. Government Regulation No.52/2005 (on broadcasting implementation of the broadcasting subscription institute) provides that subscription based broadcasting can be conducted using satellites, cables and terrestrial transmitters. Broadcasting using satellite can have a nationwide range, while cables and terrestrial transmitters can only cover a particular region. Under MOCI Regulation No.13/2019, as amended, IPTV is a type of service that combines radio and television, video, audio, text and data services broadcast over an internet protocol network with guaranteed level of quality, security and reliability, and that also provides for two-way or interactive communication between the service provider and customers.

On April 27, 2011, we and PT Indonusa Telemedia, formerly known as TelkomVision ("Indonusa") as a consortium obtained a license to operate IPTV services. Since February 25, 2021, we individually hold an IPTV Telecommunication Service Operation License, so that we may offer a wider range of multimedia services.

Satellite

In Indonesia, the use of radio spectrum frequency for satellite is governed under MoCI Regulation No.21 of 2014 on the Use of Radio Frequency Spectrum for Satellite Service and Satellite Orbit ("MoCI Regulation No.21/2014"). MoCI Regulation No.21/2014 requires foreign satellite operators to obtain a landing right license to operate in Indonesia which requires such foreign satellite operators to coordinate with domestic satellite operators, including us, to ensure that no Indonesian satellite and terrestrial systems will be disrupted by their operation. As recently introduced by GR No.46/2021, subject to MoCI's approval, spectrum allocations can be re-assigned to different telecommunication network operators, which was previously only possible in the event of a merger or acquisition.

Consumer Protection

Under the Telecommunications Law, each network provider is required to protect consumer rights in relation to, among others, quality of services, tariffs, and compensation. Customers injured or damaged by negligent operations may file claims against negligent providers. Telecommunications consumer protection regulations provide service standards for telecommunications operators.

USO

All telecommunications operators, whether network or service providers, are bound by a USO regulation that requires them to assist in providing telecommunications facilities and infrastructure for the interest of offering equal access to telecommunications throughout all regions of Indonesia, which telecommunications operators generally do by way of financial contribution. MoCI Regulation No.10/2018 stipulated, among others, that when selecting a provider of telecommunications access and services in rural areas (as part of the Government's USO program), the selection process would be conducted by the Rural Telecommunications and Informatics Center (Balai Telekomunikasi dan Informatika Pedesaan or "BTIP"). Subsequent regulations renamed BTIP the Telecommunications and Information Accessibility Agency (Badan Aksesibilitas Telekomunikasi dan Informasi or "BAKTI").

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

Telecommunications Regulatory Charges

On November 9, 2015, the Government issued GR No.80/2015 which sets the types of non-tax state revenues that apply to the MoCI derived from various services, including telecommunications.

Based on GR No.80/2015, an upfront fee is paid at twice the amount of the offering price submitted by each bidding process winner, while an annual license fee for telecommunications operations is paid based on the amount of the lowest offering price from the bidding process winner. The MoCI stipulates the amount and timing of payment for the radio frequency spectrum right of use.

Further, telecommunications equipment and devices for research, development, education and disaster handling purposes can be used after obtaining a utilization period statement letter. After the utilization period as set out in the statement letter has expired, the respective equipment and devices which will be re-used for its original purposes must be certificated, subject to a 50% certification fee. Telecommunications equipment and devices with a local content in excess of 50% are charged a certification fee equal to 50% of the regular certification fee and a testing fee as set out in GR No.80/2015.

Under GR No. 80/2015, the following amounts can be deducted from the gross revenue used as the basis for assessing the telecommunications right of use fee: (i) receivables which have been written off in connection with telecommunications operations and (ii) interconnection fee obligation and/or the interconnectedness received by the telecommunications operator, which is the right of use of another party. These deductions are further governed by a MoCI regulation.

Telecommunications Towers

Operating telecommunications towers involves a number of relevant Government bodies. On March 30, 2009, the Minister of Home Affairs Regulation No.18/2009, Minister of Public Works Regulation No.07/PRT/M/2009, MoCI Regulation No.19/PER.M.KOMINFO/03/2009 and Head of the Investment Coordinating Board Regulation No.3/P/2009 (on guidelines for the construction and shared use of telecommunications towers) (together, "Tower Construction Joint Decree") were issued effectively representing a joint regulation.

Based on the Tower Construction Joint Decree, the construction of telecommunications towers requires construction permits from the relevant governmental authorities. The Tower Construction Joint Decree also stipulates that the construction of telecommunications towers must observe the zoning and spatial planning applicable in the relevant region of Indonesia. The Tower Construction Joint Decree states that the license for telecommunications tower construction is to be issued by regents or mayors, and for Jakarta Province, its Governor. The Tower Construction Joint Decree also provides for tower construction standards and requires that telecommunications towers be made generally available for shared use by telecommunications service providers. The owner of a telecommunications tower is allowed to collect a fee, which is determined by reference to investment and operational costs, return on investment and profits earned. Monopolistic practices in the ownership and management of telecommunications towers are prohibited. The Tower Construction Joint Decree stipulates that telecommunications providers that own telecommunications towers and other tower owners are obligated to allow other telecommunications operators to utilize their telecommunications towers without discrimination, with due regards to the technical capacity of the respective tower.

Under GR No.46/2021, a telecommunication service provider that have passive telecommunication infrastructure (including telecommunication towers) has to give access to such infrastructure to other telecommunication providers. GR No.46/2021 states that such use of passive telecommunication infrastructure must be based on cooperation and mutual agreement between the parties involved in a fair, reasonable and non-discriminative manner. The terms and conditions of any such cooperation agreement to be entered into by telecommunication players still remain to be seen, pending the issuance of further guidelines from the MoCI (if any).

Content Provider Service

Content provider service is regulated by MoCI in accordance with MoCI Regulation No. 13/2019, as amended.

C.          ORGANIZATIONAL STRUCTURE

We have adopted a strategic control approach to the management of our Group, which we believe provides productive flexibility throughout our business entities in accordance with the characteristics of each CFU.

In implementing this strategic control approach:

1.	the role of the corporate office is focused on providing, creating and implementing our overall corporate strategy (i.e. directing overall strategy and portfolio strategy); and
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

In order to synchronize our organizational structure with our business characteristics as well as with the dynamic business challenges we face, our parenting strategy based on customer segmentation and geography in order to achieve structural and operational alignment with our business portfolios. As a result of this transformation, our strategic control over our subsidiaries is mapped into five CFUs, each being a unit that manages subsidiaries that operate business portfolios in a particular customer segment, as discussed in greater detail below:

● Our mobile customer facing unit is responsible for relationships and interactions with mobile customers.

● Our consumer customer facing unit is responsible for relationships and interactions with consumer customers.

● Our enterprise customer facing unit is responsible for relationships and interactions with small medium enterprises, government institutions and corporate customers.

● Our wholesale and international business customer facing unit is responsible for relationship and interactions with wholesale customers and other licensed operators.

● Our digital services customer facing unit is responsible for supporting digital services for all of our customers.

In order to support our parenting strategy, we have four functional units which perform certain specified internal corporate functions. Our functional units are discussed in greater detail below:

● Our strategic portfolio functional unit is responsible for creating corporate value through the optimization and harmonization of functional business units and corporate management, realize synergies within each CFU and subsidiaries, maximize cross-CFU and subsidiaries synergies and optimize synergies among SOEs, merger and acquisition planning and execution.

● Our network and IT solutions functional unit is responsible for promoting integrated network and IT infrastructure across our CFUs and subsidiaries.

● Our finance functional unit is responsible for implementation cost and capital efficiency program and maximizing the value of our assets.

● Our human capital management functional unit is responsible for talent management upgrading human resources capabilities, organization structure and workforce planning, design, and implementation, industrial relation, learning, assessment and community development.

The table below sets forth our operating companies and significant subsidiaries organized under the relevant CFU, including those subsidiaries that hold our principal telecommunications licenses, our percentage ownership interest, direct and indirect, and our voting power in each subsidiary as of December 31, 2020.

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

A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2020, is contained in Notes 1d and 11 to our Consolidated Financial Statements included elsewhere in this report.

D.           PROPERTY AND EQUIPMENT AND RIGHT OF USE OF ASSETS

Our property and equipment is primarily used for telecommunications operations, which mainly consist of transmission and installation equipment, cable network and switching equipment. A description of these is contained in Note 13 to our Consolidated Financial Statements and "Business Overview — Network Infrastructure and Development." See "Item 5. Operating and Financial Review and Prospects — Liquidity — Capital Expenditures" for material plans to construct, expand or improve our property and equipment.

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

We lease several pieces of land located throughout Indonesia together with rights to build and use such land for periods varying from 10 to 50 years, which will expire between 2021 and 2070. We hold registered rights to build and right to use for most of our properties. Pursuant to Government Regulation No.18 of 2021 on Right to Manage, land Title, Strata Title and Land Registration, the maximum initial period for the right to build is 30 years and is extendable for an additional 20 years. The right to build can further be renewed for an additional period of 30 years. We are not aware of any environmental issues that could affect the utilization of our property and equipment. Please refer to Note 14 to our Consolidated Financial Statements.

All assets owned by our Company have been pledged as collateral for bonds. Please refer to Note 21b.(i) to our Consolidated Financial Statements. Certain property and equipment of our subsidiaries with gross carrying value amounting to Rp14,115 billion as of December 31, 2020 have been placed as collateral for loan agreements. Please refer to Notes 20, 21c and 21d to our Consolidated Financial Statements.

Insurance

As of December 31, 2020, our property and equipment (excluding land rights), with net carrying amount of Rp159,454 billion was insured against fire, theft, earthquake and other specified risks, under blanket policies totaling Rp22,886 billion, HK$8 million, SG$315 million, and MYR39 million, and first loss basis amounted to Rp2,750 billion. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

Additionally, in 2020, we obtained proceeds from an insurance claim on lost and broken property and equipment, with a total value of Rp234 billion.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2020 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

Our subsidiary, Telkomsel, is party to international roaming agreements with Mobile Telecommunication Company of Iran and Irancell Telecommunications Services Company, which are or may be Government-controlled entities. In 2020, we recorded gross revenues of US$1,171 from transactions under these agreements. The amount of our net profits earned under these agreements is not determinable, but it does not exceed our gross revenues from these agreements. The purpose of these agreements is to provide Telkomsel's customers with coverage in areas where Telkomsel does not own networks, and for this reason Telkomsel intends to continue the activities covered by these agreements.

We also provide telecommunications services in the ordinary course of business to the Embassy of Iran in Jakarta, Indonesia. We recorded gross revenue of approximately Rp27.9 million from these services in 2020. The amount of our net profits earned under these services is not determinable, but it does not exceed our gross revenues from these services. As one of the primary providers of telecommunications services in Indonesia, we intend to continue providing such services, as we provide to the embassies of many other nations.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included elsewhere in this Form 20-F. These Consolidated Financial Statements were prepared in accordance with IFRS as issued by the IASB.

A discussion of the changes in our financial condition and results of operations for the fiscal years ended December 31, 2019 and 2018, has been omitted from this Form 20-F, but may be found in "Item 5. Operating and Financial Review, of the Telkom 2019 annual report on Form 20-F for the year ended December 31, 2019, filed with the SEC on June 15, 2020, which is available free of charge on the SEC’s website at www.sec.gov and our website at www.telkom.co.id.

A.                         OPERATING RESULTS

Overview

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become the preferred digital telecommunications company in the region. As of December 31, 2020, we had approximately 169.5 million mobile cellular subscribers through Telkomsel, 9.1 million subscribers on our fixed wireline network, and 123.9 million broadband subscribers (consisting of 115.9 million mobile broadband subscribers and 8.0 million fixed broadband IndiHome subscribers). We also provide a wide range of other communication services, including telephone network, interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services. We also operate multimedia businesses such as content and applications. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and strategic execution capabilities.

The Indonesian gross domestic product increased by 5.07% annually on average between 2016 and 2019 but the gross domestic product suffered a 2.07% contraction in 2020, according to the Indonesian Central Bureau of Statistics (computed at constant market prices as at February 2021). This contraction in 2020 was mainly due to the negative impact of the COVID-19 pandemic and related containment measures. Inflation decreased from an average of 3.12% between 2016 and 2019 to 1.68% in 2020, according to the Indonesian Central Bureau of Statistics. A decrease in the inflation rate due to depressed demand could create deflationary pressure making it more difficult to stimulate economic growth, which in turn would affect our enterprise segment. Overall the decline in inflation did not materially affect our Company. The Rupiah depreciated from an average of Rp13,307 to one U.S. Dollar in 2016 to an average of Rp14,572 to one U.S. Dollar in 2020 and reached its lowest value against the U.S. Dollar in April 2020 at Rp16,741 to one U.S. Dollar, according to data from Bank Indonesia. Though the exposure of our Company and our subsidiaries to foreign exchange rates is not material, we are exposed to foreign exchange risk on sales, purchases and borrowings that are primarily denominated in U.S. Dollar and Japanese Yen.

See "Item 11. Quantitative and Qualitative Disclosure about Market Risk – Foreign Exchange Rate Risk."

The growth in our revenues in 2020 compared with 2019 was largely driven by increases in revenues from data, internet, and information technology services that increased by 8.4% and from IndiHome that increased by 21.2%.

Our operating results in 2020 compared with 2019 also reflected an increase in expenses. This increase was mainly driven by an increase in depreciation and amortization expenses of 6.3% as a result of our infrastructure development to better serve our customers, particularly for internet and data services. The adoption of IFRS 16 (Amortization of Right-of-use Assets) also contributed to the increase in depreciation and amortization expense. See Note 14 to our Consolidated Financial Statements.

Key Performance Indicators

We use certain key performance indicators to monitor and manage our business. We use these indicators to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe these indicators provide useful information to investors in understanding and evaluating our operating results in the same manner we do. The key indicators that we use to evaluate the performance of our business are set forth below:

Number of Fixed Broadband Subscribers

We track the number of our broadband subscribers (e.g., our IndiHome subscribers) as an indicator of our competitiveness and ability to capture increased or new revenue streams in the future, as we expect an increase in the use of broadband internet at home, a further diversification of digital services offered to customers, and the development and continuation of megatrends that favor an increase in the consumption of digital services.

Number of Mobile Broadband Subscribers

We track the number of our mobile cellular subscribers (through Telkomsel) as an indicator of competitiveness and ability to capture growth opportunities generated by increased consumption of internet data and digital services on cellular phones.

Number of BTS

We track the number of our BTS as an indicator of the strength and the competitiveness of our network. It is also an indicator of our ability to capture growth opportunities.

Operating Profit

Operating profit is equal to total revenues, primarily comprising telephone revenues, data, internet, and information technology service revenues, network revenues, IndiHome revenues, and other revenues, and total expenses, mainly comprising operations, maintenance, and telecommunications service expenses, depreciation and amortization expenses, personnel expenses, marketing expenses, general and administrative expenses, interconnection expenses, and other expenses. Changes in those line-items have a direct impact on our operating profit and depend on a variety of factors, as further discussed below under "– Principal Factors Affecting our Financial Condition and Results of Operations."

Profit for the Year

Profit for the year is equal to operating profit minus finance costs, plus finance income, share of profit/loss of associated companies, minus income tax and impairment of long-term investments in associated companies.

Principal Factors Affecting our Financial Condition and Results of Operations

Increase in Data, Internet, and Information Technology Services

In Indonesia mobile phones have become the primary tool for telecommunication, both for voice calls as well as in terms of internet usage. The growing popularity of smartphones has contributed to the growth of traffic in 2020. However, ARPU slightly decreased from approximately Rp46,000 in 2019 to approximately Rp44,000 in 2020. This decrease in ARPU was mainly due to the negative impact of the COVID-19 pandemic on the overall Indonesian economy and our customers’ purchasing power which restricted their ability and/or willingness to purchase pricier packages.

The share of our revenue generated by data, internet, and information technology services revenues has been increasing in the last few years and accounted for 55.6% of our consolidated revenues for 2020.  A key driver of this trend is the increase in revenue from cellular internet and data.

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

Increase in revenue generated by IndiHome

Since launch in 2015, the number of IndiHome subscribers has increased significantly. The number of IndiHome subscribers increased by 14.5% from 7.0 million subscribers in 2019 to 8.0 million subscribers in 2020. This increase drove an increase in revenue generated by IndiHome subscriptions.

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

In addition, due to increased data consumption caused by the COVID-19 outbreak and containment measures implemented by the Government and companies, such as work-from-home or study-from-home initiatives, and increased consumption of digital services such as online shopping, revenue generated by IndiHome increased in 2020.

Declining Legacy Cellular Telephone Revenues

The rapid development of new technologies, new services and products, and new business models has resulted in distinctions between local, long-distance, wireless, cable and internet communication services being lessened and has brought new competitors into the telecommunications market. Traditional cellular services, such as voice and SMS services, are subject to increasing competition from non-traditional telecommunications services, such as Over The Top products including instant voice, messaging services and other mobile services. As a result, our cellular telephone revenues, which comprise usage charges and monthly subscription charges for mobile voice and SMS services, have flattened in recent years, and in 2017 began to decline. We expect that such revenues will continue to decline in the future. Our cellular telephone revenues decreased by 30.4% from Rp27,907 billion in 2019 to Rp19,427 billion in 2020. In addition, we also expect that the contribution of revenues from cellular phone services to our consolidated revenues will continue to decrease in the future, as we expect that contribution from data, internet and information technology services will continue to grow and comprise a greater percentage of our consolidated revenues in the future. Our revenues from cellular phone services accounted for 14.2% of our consolidated revenues for 2020 compared to 20.6% for 2019. See "Item 3 Key Information — Risk Factors — Risks Related to our Business — Risks Related to our Fixed and Cellular Telecommunications Business."

Variations in operation and maintenance expenses

Our operation and maintenance expenses primarily comprise expenses associated with network maintenance to improve our mobile cellular and fixed broadband services. In 2020, our operations and maintenance expenses decreased compared to 2019. We expect that our operation and maintenance expenses will remain relatively stable or increase slightly in the future in line with our expected growth in subscribers and traffic as well as the investments that we intend to make to continue developing our network infrastructure, particularly for internet and data service, in order to increase in our network capacities to better serve our customers. Our operation and maintenance expenses decreased by 2.3%, from Rp20,417 billion in 2019 to Rp19,956 billion in 2020. This decrease was primarily due to more selective investments and delays in the incurrence of certain expenses related to projects delayed due to the COVID-19 pandemic.

Increase in Depreciation and Amortization Expenses

The telecommunications industry is characterized by rapid and significant changes in technology. Our technology can become obsolete faster than expected. We also need to acquire new technologies necessary to compete under rapidly evolving circumstances on commercially acceptable terms. In 2019, the adoption of IFRS 16 (Amortization of Right-of-use Assets) also contributed to the increase in depreciation and amortization expenses. See Note 14 to our Consolidated Financial Statements.

We expect depreciation and amortization expenses will increase in the future due to the development of our network for improving broadband services we provide for both mobile and fixed broadband.

Telkom's Consolidated Statements of Profit or Loss and Other Comprehensive Income

The following table sets out our Consolidated Statements of Profit or Loss and Other Comprehensive Income For the Years ended December 31, 2018, 2019 and 2020. Each item is expressed as a percentage of total revenues or expenses.

	2018		2019		2020
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)

REVENUES
Telephone revenues
Cellular	34,338	26.3	27,907	20.6	19,427	14.2	1.383
Fixed line	3,304	2.5	3,000	2.2	2,183	1.6	155
Total telephone revenues	37,642	28.8	30,907	22.8	21,610	15.8	1,538
Interconnection revenues	5,462	4.2	6,290	4.6	7,686	5.6	547
Data, internet, and information technology service revenues
Cellular internet and data	41,036	31.4	52,858	39.0	59,502	43.6	4,235
Internet, data communication, and information technology services	10,387	8.0	9,072	6.7	9,744	7.1	694
Short Messaging Service ("SMS")	9,298	7.1	6,954	5.1	4,817	3.5	343
Others	820	0.6	1,029	0.8	1,753	1.3	125
Total data, internet and information technology service revenues	61,541	47.1	69,913	51.6	75,816	55.6	5,397
Network revenues	1,719	1.3	1,845	1.4	1,671	1.2	119
IndiHome revenues	12,728	9.7	18,325	13.5	22,214	16.3	1,581
Other services
Manage service and terminal	1,449	1.1	1,672	1.2	1,293	0.9	92
Call center service	1,052	0.9	799	0.6	845	0.7	59
E-health	563	0.4	523	0.4	549	0.4	39
E-payment	449	0.3	566	0.4	499	0.4	36
Sales of peripherals	1,852	1.4	1,109	0.8	0	0	0
Others	3,844	2.9	2,369	1.7	1,987	1.5	141
Total other services	9,209	7.0	7,038	5.2	5,173	3.8	368
Total revenues from contract with customer	128,301	98.1	134,318	99.1	134,170	98.3	9,550
Revenues from lessor transaction	2,487	1.9	1,239	0.9	2,277	1.7	162
Total revenues	130,788	100.0	135,557	100.0	136,447	100.0	9,712
EXPENSES
Operation, maintenance, and telecommunications service expenses
Operation and maintenance	25,215	27.3	20,417	22.0	19,956	21.3	1,420
Radio frequency usage charges	5,473	5.9	5,736	6.2	5,930	6.3	422
Leased lines and CPE	5,125	5.6	4,709	5.1	3,353	3.6	239
Concession fees and USO charges	2,297	2.5	2,370	2.6	2,411	2.6	172
Electricity, gas, and water	1,051	1.1	1,102	1.2	946	0.9	67
Project Management	647	0.7	460	0.5	538	0.6	38
Cost of SIM cards and vouchers	866	0.9	645	0.7	487	0.6	35
Insurance	193	0.2	246	0.3	378	0.4	27
Vehicles rental and supporting facilities	413	0.4	386	0.4	334	0.4	24
Cost of sales of peripheral	1,860	2.0	1,109	1.2	57	0.1	4
Tower leases	480	0.5	—	—	—	—	—
Others	273	0.3	273	0.3	185	0.2	13
Total operation, maintenance, and telecommunications service expenses	43,893	47.5	37,453	40.2	34,575	36.9	2,461
Depreciation and amortization	21,442	23.3	27,204	29.3	28,925	30.9	2,059
Personnel expenses
Salaries and related benefits	8,077	8.8	7,945	8.6	8,272	8.8	589
Vacation pay, incentives, and other benefits	3,292	3.6	3,538	3.8	4,321	4.6	308
Pension benefit cost	1,120	1.2	840	0.9	804	0.9	57
LSA expense	161	0.2	290	0.3	290	0.3	21
Obligation under the Labor Law	113	0.1	136	0.1	258	0.3	18
Net periodic post-employment health care benefit cost	335	0.4	167	0.2	253	0.3	18
Other post-employment benefit cost	32	0.0	33	0.0	81	0.1	6
Long service benefit cost	—	—	—	—	53	0.1	4
Others	48	0.1	63	0.1	58	0.1	4
Total personnel expenses	13,178	14.4	13,012	14.1	14,390	15.5	1.024

	2018		2019		2020
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Marketing expenses	4,001	4.3	3,416	3.7	3,482	3.7	248
General and administrative expenses
Allowance for expected credit losses	2,208	2.4	1,899	2.0	2,344	2.5	167
General expenses	1,792	1.9	1,651	1.8	1,805	1.9	128
Professional fees	823	0.9	793	0.9	981	1.0	70
Training, education, and recruitment	463	0.5	461	0.5	308	0.3	22
Travelling	415	0.5	410	0.4	275	0.3	20
Social contribution	181	0.2	200	0.2	223	0.2	16
Collection expenses	157	0.2	176	0.2	193	0.2	14
Meeting	233	0.3	276	0.3	184	0.2	13
Others	322	0.3	341	0.4	251	0.3	18
Total general and administrative expenses	6,594	7.2	6,207	6.7	6,564	7.0	467
Interconnection expenses	4,283	4.6	5,077	5.5	5,406	5.8	385
Gains (losses) on foreign exchange - net	71	0.1	(89)	(0.1)	(86)	(0.1)	(6)
Other income - net	1,065	1,2	895	1.0	939	1.7	66
Total expenses	92,202	100.0	92,901	100.0	93,497	100.0	6,655
Operating profit	38,533		43,994		43,958		3,128
Finance income	1,014		1,095		799		57
Finance costs	(3,523)		(5,452)		(4,602)		(328)
Share in profit (loss) of associated companies - net	53		(166)		(245)		(17)
Impairment of long-term investment in associated companies	—		(1,172)		(763)		(54)
Profit before income tax	36,077		38,299		39,147		2,786
Income tax (expense) benefit	(9,366)		(10,439)		(9,257)		(659)
Profit for the year	26,711		27,860		29,890		2,127
Other comprehensive income (losses) - net	4,954		(2,189)		(3,581)		(255)
Total comprehensive income for the year	31,665		25,671		26,309		1,872
Profit for the year attributable to owners of the parent company	17,802		19,068		21,052		1,498
Total comprehensive income for the year attributable to owners of the parent company	22,631		17,029		17,840		1,270
Basic and diluted earnings per share (in full amount)
Profit per share	179.71		192.49		212.51		0.02
Profit per ADS (100 Series B Shares per ADS)	17,970.52		19,248.51		21,251.29		1.51

Please note that the above table should be read in conjunction with the below discussion on comparability of financial information of and for the financial years ended December 31, 2019 and 2018. See "— New Standards and Interpretations."

Financial Overview

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenues

Total revenues increased by Rp890 billion, or 0.7%, from Rp135,557 billion in 2019 to Rp136,447 billion (US$9,712 million) in 2020. This increase was primarily due to an increase in data, internet and information technology service revenues, IndiHome revenues, and interconnection revenues but was partially offset by a decrease in cellular telephone revenues, SMS revenues and other revenues.

a.        Cellular Telephone Revenues

Cellular telephone revenues represented 14.2% of our consolidated revenue in 2020. Cellular revenues decreased by Rp8,480 billion, or 30.4%, from Rp27,907 billion in 2019 to Rp19,427 billion (US$1,383 million) in 2020. This decrease was primarily due to a decrease in usage of voice services because customers increasingly choose to use non-traditional telecommunications services, such as Over the Top services, as an alternative to voice services.

b.        Fixed Line Telephone Revenues

Fixed line telephone revenues decreased by Rp817 billion, or 27.2%, from Rp3,000 billion in 2019 to Rp2,183 billion (US$155 million) in 2020. This decrease in fixed line telephone revenues was primarily due to a decrease in voice service usage due to competing other cellular services.

c.           Interconnection Revenues

Interconnection revenues comprise interconnection revenues from our fixed line network and interconnection revenues from Telkomsel's mobile cellular network, including incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues increased by Rp1,396 billion, or 22.2%, from Rp6,290 billion in 2019 to Rp7,686 billion (US$547 million) in 2020, primarily due to an increase in voice wholesale traffic between countries and SMS A2P (application to person) services.

d.           Data, Internet and Information Technology Service Revenues

Our data, internet and information technology service revenues accounted for 55.6% of our consolidated revenues in 2020, compared to 51.6% in 2019. Data, internet and information technology service revenues increased by Rp5,903 billion, or 8.4%, from Rp69,913 billion in 2019 to Rp75,816 billion (US$5,396 million) in 2020. This increase was primarily due to:

● an increase in cellular internet and data revenues by Rp6,644 billion, or 12.6%, from Rp52,858 billion in 2019 to Rp59,502 billion in 2020. This increase was primarily driven by an increase in mobile broadband subscribers from 110.3 million subscribers as of December 31, 2019 to 115.9 million subscribers as of December 31, 2020. The increase in such revenues also reflected increased mobile traffic data due to the impact of COVID-19 on customers' habits (for instance increased use of digital services). For additional information on factors driving the growth of our cellular internet and data revenues, see "— Principal Factors Affecting our Financial Condition and Results of Operations — Increase in Data, Internet, and Information Technology Services;"

● an increase in other data and internet revenues by Rp724 billion, or 70.4%, from Rp1,029 billion in 2019 to Rp1,753 billion in 2020, primarily due to an increase in volume of collocation data center and value added services; and

● an increase in internet, data communication and information technology service revenues by Rp672 billion, or 7.4%, from Rp9,072 billion in 2019 to Rp9,744 billion in 2020, primarily due to an increase in volumes of enterprise solutions services such as enterprise connectivity and IT services.

Such increases were partially offset by a decrease in SMS revenues of Rp2,137 billion, or 30.7%, from Rp6,954 billion in 2019 to Rp4,817 billion in 2020. This decrease was primarily due to increased competition from non-traditional telecommunications services, such as Over The Top products including instant voice, messaging services and other mobile services.

e.           Network Revenues

Network revenues decreased by Rp174 billion, or 9.4%, from Rp1,845 billion in 2019 to Rp1,671 billion (US$119 million) in 2020, primarily due to a decrease in leased lined and VSAT revenue from the enterprise segment due to lower demand as a consequence to the COVID-19 pandemic.

f.           IndiHome Revenues

IndiHome revenues increased by Rp3,889 billion, or 21.2%, from Rp18,325 billion in 2019 to Rp22,214 billion (US$1,581 million) in 2020. The increase was primarily due to an increase in the number of fixed broadband subscribers from 7.0 million as of December 31, 2019 to 8.0 million as of December 31, 2020. Data traffic of IndiHome increased from 13.7 million terabytes in 2019 to 24.5 million terabytes in 2020. The increase in such revenues also reflected increased mobile traffic data due to the impact of COVID-19 on customers' habits (for instance increased use of digital services and more generally the internet during periods customers studied or worked from home).

g.           Other Services

In 2020, revenues from other services decreased by Rp1,865 billion, or 26.5%, from Rp7,038 billion in 2019 to Rp5,173 billion (US$368 million) in 2020. The decrease was primarily due to:

● a decrease in revenues from sales of peripherals by Rp1,109 billion, or 100.0%, from Rp1,109 billion in 2019. This decrease was in line with our business strategies to adapt our product mix so as to reduce the share of our revenue sourced from the sale of lower margin products such as hardware products. We were also more selective in terms of our partners' portfolio and ceased sales to certain partners whose creditworthiness we had found questionable;

● a decrease in others revenues by Rp382 billion, or 16.1%, from Rp2,369 billion in 2019 to Rp1,987 billion in 2020, primarily due to a decrease in sales of device and construction revenue from TelkomInfra; and

● a decrease in management service and terminal revenues by Rp379 billion, or 22.7%, from Rp1,672 billion in 2019 to Rp1,293 billion in 2020, primarily due to a decrease in management service revenues from the enterprise segment due to delayed projects as a consequence of the COVID-19 pandemic. This decrease was also in line with our business strategy to adapt our product mix so as to reduce the share of our revenue sourced from the sale of lower margin products such as hardware products.

h.           Revenues from Lessor Transactions

Revenues from lessor transaction increased by Rp1,038 billion or 83.8% from Rp1,239 billion in 2019 to Rp2,277 billion (US$162 million) in 2020. This increase resulted primarily from increased rental revenues from the telecommunication towers, which reflected an increase in the number of tenants.

Expenses

Total expenses increased by Rp596 billion, or 0.6%, from Rp92,901 billion in 2019 to Rp93,497 billion (US$6,655 million) in 2020. This increase in expenses was attributable primarily to increases in depreciation and amortization.

a.           Operation, Maintenance, and Telecommunications Service Expenses

Operation, maintenance, and telecommunications service expenses decreased by Rp2,878 billion, or 7.7%, from Rp37,453 billion in 2019 to Rp34,575 billion (US$2,461 million) in 2020.

This decrease in operation, maintenance and telecommunications service expenses was primarily attributable to:

● a decrease in leased line and CPE expenses by Rp1,356 billion, or 28.8%, from Rp4,709 billion in 2019 to Rp3,353 billion in 2020, in line with the decrease in network revenue and also as a result of the implementation of our business strategies to adapt our product mix so as to reduce the share of our revenue sourced from the sale of lower margin products such as hardware products;

● a decrease in the cost of sales of peripheral by Rp1,052 billion, or 94.9%, from Rp1,109 billion in 2019 to Rp57 billion in 2020, primarily due to a decrease in sales of handsets by our subsidiary PINS, which reflected a decrease in demand for such products;  and

● a decrease in operation and maintenance expenses by Rp461 billion, or 2.3%, from Rp20,417 billion in 2019 to Rp19,956 billion in 2020. This decrease was primarily due to a number of projects delayed as a result of the COVID-19 pandemic.

b.           Depreciation and Amortization

Depreciation and amortization increased by Rp1,721 billion, or 6.3%, from Rp27,204 billion in 2019 to Rp28,925 billion (US$2,059 million) in 2020 in line with the development of our network infrastructure both for our mobile and fixed businesses, whose related assets are subject to depreciation and amortization.

c.           Personnel Expenses

Personnel expenses increased by Rp1,378 billion, or 10.6%, from Rp13,012 billion in 2019 to Rp14,390 billion (US$1,024 million) in 2020. This increase was primarily due to:

● a 22.1% increase in vacation pay, incentives and other benefits to our employees in the amount of Rp783 billion, from Rp3,538 in 2019 to Rp4,321 billion in 2020; and

● an increase in salaries and related benefit by Rp327 billion or 4.1% from Rp7,945 billion to 2019 to Rp8,272 billion in 2020.

Such increase was primarily due to an increase in the total number of employees.

d.           Marketing Expenses

Marketing expenses increased by Rp66 billion, or 1.9%, from Rp3,416 billion in 2019 to Rp3,482 billion (US$248 million) in 2020.  This increase was primarily due to increased advertising and promotions expense in the amount of Rp44 billion.

e.           General and Administrative Expenses

General and administrative expenses increased by Rp357 billion, or 5.8%, from Rp6,207 billion in 2019 to Rp6,564 billion (US$467 million) in 2020, primarily due to a 21.3% increase in the allowance for expected credit losses in the amount of  Rp445 billion from Rp1,899 billion in 2019 to Rp2,344 billion in 2020. This increase in the allowance for expected credit losses was primarily due to the expected negative impact of the COVID-19 pandemic on our customers' creditworthiness.

f.           Interconnection Expenses

Interconnection expenses increased by Rp329 billion, or 6.5%, from Rp5,077 billion in 2019 to Rp5,406 billion (US$385 million) in 2020, reflecting our strategic focus on increasing interconnection revenue.

g.           Gains (Losses) on Foreign Exchange - net

We had a loss on foreign exchange-net of Rp86 billion (US$6 million) in 2020 compared with a loss on foreign exchange-net of Rp89 billion in 2019.

h.           Other Income - net

Other income increased by Rp44 billion, or 4.9%, from Rp895 billion in 2019 to Rp939 billion (US$66 million) in 2020, primarily due to proceeds from insurance claims on lost and broken property and equipment, in the aggregate amount of Rp234 billion in 2020.

Operating Profit and Operating Profit Margin

As a result of the foregoing, our operating profit decreased by Rp36 billion, or 0.1%, from Rp43,994 billion in 2019 to Rp43,958 billion (US$3,128 million) in 2020. Our operating profit margin decreased from 32.5% in 2019 to 32.2% in 2020.

Finance Income

Finance income decreased by Rp296 billion or 27.0%, from Rp1,095 billion in 2019 to Rp799 billion (US$57 million) in 2020, due to lower interest rates.

Finance Costs

Finance costs decreased by Rp850 billion or 15.6%, from Rp5,452 billion in 2019 to Rp4,602 billion (US$328 million) in 2020, in line with decreased bank interest rates.

Impairment of Long-term Investment in Associated Companies

We had an impairment of long-term investment in associated companies of Rp763 billion (US$54 million) in 2020 primarily due to the full impairment of our investments in PT Tiphone Mobile Indonesia Tbk ("Tiphone")  and PT Indonusa Telemedia ("Indonusa Telemedia), with fair value in 2019 of Rp526 billion and Rp210 billion respectively. The impairment of our investment in Tiphone was driven by the suspension of trading in Tiphone's stock in June 2020, the deterioration of Tiphone's financial condition and growing concerns as to the business continuity of this associated company. The impairment of our investment in Indonusa Telemedia resulted from this entity having an equity deficit.

Profit before Income Tax and Pre-tax Profit Margin

As a result of the foregoing, our profit before income tax increased by Rp848 billion, or 2.2%, from Rp38,299 billion in 2019 to Rp39,147 billion (US$2,786 million) in 2020. Our pre-tax profit margin was 28.3% for 2019 and 28.7% for 2020.

Income Tax (Expense) Benefit

Our income tax expense decreased by Rp1,182 billion, or 11.3%, from Rp10,439 billion in 2019 to Rp9,257 billion (US$659 million) in 2020, as a result of the fiscal stimulus from the Government which decided to lower corporate income taxes, among other measures, to mitigate the negative effects of the COVID-19 pandemic in Indonesia.

Other Comprehensive Income (Losses) – Net

We recorded other comprehensive expenses of Rp3,581 billion (US$255 million) for 2020 compared to other comprehensive income of Rp2,189 billion for 2019, primarily due to actuarial losses of Rp3,596 billion recognized in 2020 relating to our Defined Benefit Pension Plan ("DBPP").

Total Comprehensive Income for the Year

As a result of the foregoing, our total comprehensive income for the year increased by Rp638 billion, or 2.5%, from Rp25,671 billion in 2019 to Rp26,309 billion (US$1,872 million) in 2020.

Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp1,984 billion, or 10.4%, from Rp19,068 billion in 2019 to Rp21,052 billion (US$1,498 million) in 2020.

Total Comprehensive Income for the Year Attributable to Owners of the Parent Company

Total comprehensive income for the year attributable to owners of the parent company increased by Rp811 billion, or 4.8%, from Rp17,029 billion in 2019 to Rp17,840 billion (US$1,270 million) in 2020.

Profit per Share

Our profit per share increased by Rp20.02 or 10.4%, from Rp192.49 in 2019 to Rp212.51 in 2020.

Segment Overview

In 2020, we realigned our operating segments for financial reporting purposes to align with our new parenting strategy which is based on customer segmentation. As such, we have adopted five main operating segments, described in more details as follows:

● Our mobile segment includes operating results of customer-facing lines of business that provide cellular services, which consists of Telkomsel.

● Our consumer segment includes operating results of customer-facing lines of business that provide services to individual and residential-based customers.

● Our enterprise segment includes operating results of customer-facing lines of business that provide services to corporations and institutional-based customers.

● Our wholesale and international business segment includes operating results of customer-facing lines of business that provide interconnection and other types of licensing services for OLO and international customers.

● Our other segment includes operating results of customer-facing lines that provide digital services.

For more detailed information regarding our segment information, see Note 33 to our Consolidated Financial Statements. Our segment results for 2018, 2019 and 2020 were as follows:

Telkom's Results of Operation by Segment

	Years Ended December 31,
	2018	2019	2020		2020-2019
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)	(%)
Mobile
Revenues
External revenues	85,338	87,897	83,720	5,959	(4.8)
Inter-segment revenues	3,880	3,163	3,297	235	4.2
Total segment revenues	89,218	91,060	87,017	6,193	(4.4)
Total segment expenses	(55,449)	(56,864)	(54,051)	(3,847)	(4.9)

	Years Ended December 31,
	2018	2019	2020		2020-2019
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)	(%)
Segment results	33,769	34,196	32,966	2,346	(3.6)
Depreciation and amortization	(13,095)	(13,829)	(16,945)	(1,206)	22.5
Provision recognized in current period	(438)	(521)	(83)	(6)	(84.1)
Consumer
Revenues
External revenues	13,891	17,706	20,957	1,492	18.4
Inter-segment revenues	2,290	786	1,148	82	46.1
Total segment revenues	16,181	18,492	22,105	1,573	19.5
Total segment expenses	(15,531)	(15,904)	(17,544)	(1,249)	10.3
Segment results	650	2,588	4,561	325	76.2
Depreciation and amortization	(3,060)	(3,438)	(3,925)	(279)	14.2
Provision recognized in current period	(438)	(665)	(511)	(36)	(23.2)
Enterprise
Revenues
External revenues	21,054	18,701	17,729	1,262	(5.2)
Inter-segment revenues	17,995	16,834	18,591	1,323	10.4
Total segment revenues	39,049	35,535	36,320	2,585	2.2
Total segment expenses	(37,833)	(36,768)	(36,864)	(2,624)	0.3
Segment results	1,216	(1,233)	(544)	(39)	(55.9)
Depreciation and amortization	(2,128)	(2,737)	(3,208)	(228)	17.2
Provision recognized in current period	(764)	(973)	(1,390)	(99)	42.9
Wholesale and International Business
Revenues
External revenues	10,084	10,609	13,501	961	27.3
Inter-segment revenues	16,678	16,265	16,139	1,149	(0.8)
Total segment revenues	26,762	26,874	29,640	2,110	10.3
Total segment expenses	(20,634)	(21,111)	(23,143)	(1,647)	9.6
Segment results	6,128	5,763	6,497	463	12.7
Depreciation and amortization	(3,146)	(3,262)	(4,750)	(338)	45.6
Provision recognized in current period	(71)	(121)	(267)	(19)	120.7
Other
Revenues
External revenues	130	197	219	16	11.2
Inter-segment revenues	886	1,289	1,550	110	20.2
Total segment revenues	1,016	1,486	1,769	126	19.0
Total segment expenses	(1,073)	(1,546)	(1,662)	(118)	7.5
Segment results	(57)	(60)	107	8	278.3
Depreciation and amortization	(21)	(21)	(21)	(1)	-
Provision recognized in current period	(5)	(13)	(8)	(1)	(38.5)

Please note that the above table should be read in conjunction with the below discussion on comparability of financial information of and for the financial years ended December 31, 2019 and 2018. See "— New Standards and Interpretation." See also "— Financial Overview — Year ended December 31, 2019 compared to year ended December 31, 2018" in Item 5 to our annual report on Form 20-F for the financial year ended December 31, 2019 filed with the SEC on June 15, 2020 and available free of charge on the SEC’s website at www.sec.gov and our website at www.telkom.co.id.

Year ended December 31, 2020 compared to year ended December 31, 2019

Mobile Segment

Our mobile segment revenues decreased by Rp4,177 billion, or 4.8%, from Rp87,897 billion in 2019 to Rp83,720 billion in 2020. The decrease was primarily due to:

● a decrease in cellular service revenues by Rp8,480 billion, or 30.4%, primarily reflecting a decrease in revenue from voice services due to customers choosing to use non-traditional telecommunications services, such as Over the Top services, as an alternative to voice services; and

● a decrease in SMS revenues by Rp2,178 billion, or 33.2%, primarily reflecting the impact of increasing competition from non-traditional telecommunications services, such as Over the Top products including instant voice, messaging services and other mobile services.

This decrease were partially offset by an increase in in data, internet and information technology services revenue, resulting from an increase in cellular and data revenues by Rp6,644 billion, or 12.6% in 2020 compare with 2019. This increase in cellular and data revenues was primarily due to an increase in the number of mobile broadband subscribers from 110.3 million subscribers as of December 31, 2019 to 115.9 million subscribers as of December 31, 2020. Mobile data traffic increase by 43.8% from 6.7 million terabytes to 9.7 million terabytes.

Our mobile segment expenses decreased by Rp684 billion, or 1.7%, from Rp41,019 billion in 2019 to Rp40,335 billion in 2020. This decrease was primarily due to a decrease in operation, maintenance and telecommunications service expenses by Rp4,318 billion or 24.4%, mainly related to lower expenses relating to telecommunication towers after the sale of part of Telkomsel’s telecommunication tower portfolio to Mitratel.

This decrease in our mobile expenses was partially offset by:

●

an increase in depreciation and amortization expenses by Rp3,117 billion, or 22.5%, primarily due to an increase in property and equipment and intangible assets subject to depreciation and amortization in 2020; and

●	an increase in personnel expenses by Rp531 billion, or 10.8%, mainly reflecting an increase in salary and other benefits.

Consumer Segment

Our consumer segment revenues increased by Rp3,251 billion, or 18.4%, from Rp17,706 billion in 2019 to Rp20,957 billion in 2020, primarily due to an increase in IndiHome revenues by Rp3,744 billion, or 23.3%, resulting from an increase in the number of IndiHome subscribers from 7.0 million as of December 31, 2019 to 8.0 million as of December 31, 2020. Data traffic of IndiHome increased from 13.7 million terabytes in 2019 to 24.5 million terabytes in 2020, reflecting increase usage of digital services and of the internet by customers, in particular as a consequence of changing habits due to the COVID-19 pandemic and related measures implemented by the Government (for instance working-from-home or study-from-home initiative).

The increase in our consumer segment revenues was partially offset by a decrease in fixed line telephone revenues by Rp493 billion, or 31.5%, primarily due to the decrease in the usage of voice service due to the competition of other cellular services.

Our consumer segment expenses increased by Rp144 billion, or 1.2%, from Rp11,577 billion in 2019 to Rp11,721 billion in 2020. This increase was primarily due to an increase in depreciation and amortization by Rp487 billion, or 14.2%, due to an increase in property and equipment and intangible assets subject to depreciation and amortization in 2020.

The increase in our consumer segment expenses was partially offset by a decrease in marketing expenses by Rp261 billion, or 30.6%, due to more selective marketing programs in 2020 due to COVID-19 pandemic.

Enterprise Segment

Our enterprise segment revenues decreased by Rp972 billion, or 5.2%, from Rp18,701 billion in 2019 to Rp17,729 billion in 2020, primarily due to:

●	a decrease in other services revenues by Rp1,414 billion, or 24.8%, primarily due to a decrease in sales of peripheral revenues by Rp1,109 billion or 100.0% and a decrease in manage service and terminal revenues by Rp379 billion or 22.7%. This decrease reflected the implementation of our business strategy to adapt our product mix so as to reduce the share of our revenue sourced from the sale of lower margin products such as hardware products. We were also more selective in terms of our partners' portfolio and ceased sales of peripherals to certain partners whose creditworthiness we had found questionable; and
●	a decrease in fixed line telephone revenues by Rp310 billion, or 27.0%, primarily due to the decrease in the usage of voice service due to the competition of other cellular services.

This decrease was partially offset by an increase in data, internet and information technology services revenues by Rp773 billion, or 8.9%, primarily due to an increase in internet, data communication and information technology services revenues by Rp351 billion, or 4.5% and other revenues by Rp381 billion, or 68.3%. Such increases reflected our strategic focus on business lines which tend to generate recurring revenue streams and to be profitable, especially those that provide enterprise solutions services such as enterprise connectivity, data center and cloud services.

Our enterprise segment expenses decreased by Rp1.318 billion, or 6.3%, from Rp20,782 billion in 2019 to Rp19,464 billion in 2020. This decrease was primarily due to a decrease in operation, maintenance, and telecommunications service expenses by Rp2,394 billion, or 24.1%, mainly reflecting a decrease in direct costs related to Customer Premises Equipment. This decrease in direct costs related to Customer Premises Equipment reflected the implementation of our business strategy to adapt our product mix so as to reduce the share of our revenue sourced from the sale of lower margin products such as Customer Premises Equipment, which in turn caused a decrease in direct costs related to such equipment.

This decrease in enterprise segment expenses was partially offset by:

● an increase in general and administrative expenses by Rp526 billion, or 19.2%, primarily due to an increase in provision for doubtful account in current period, as a result of a perceived deterioration of the creditworthiness of certain customers in connection with the COVID-19 pandemic; and

● an increase in depreciation and amortization expenses by Rp472 billion, or 17.2%, primarily due to an increase in property and equipment and intangible assets subject to depreciation and amortization in 2020.

Wholesale and International Business Segment

Our wholesale and international business segment revenues increased by Rp2,892 billion, or 27.3%, from Rp10,609 billion in 2019 to Rp13,501 billion in 2020, mainly due to:

●	an increase in interconnection revenues by Rp1,566 billion, or 27.4%, primarily due to an increase in voice wholesale traffic between countries and SMS A2P (application to person) services;
●	an increase in revenue from lessor transaction by Rp1,038 billion, or 83.8%, primarily due to an increase in revenue from tower lease rental which was in line with an increase in the number of tenants; and
●	an increase in data, internet and information technology services revenue by Rp571 billion, or 33.1%, primarily due to an increase in internet, data communication and information technology services by Rp325 billion or 24.3% from data centers managed by Telin.

This increase in wholesale and international business segment revenues was partially offset by a decrease in other telecommunications services revenues by Rp267 billion, or 36.5%. This decrease in other services revenues was primarily due to a decrease in others revenues by Rp188 billion, or 32.4%, which principally reflected decreased sales of devices, a decrease in construction revenue from TelkomInfra and a decrease in call center service revenues by Rp79 billion or 53.0%.

Our wholesale and international business segment expenses increased by Rp1,679 billion, or 10.7%, from Rp15,691 billion in 2019 to Rp17,370 billion in 2020. This increase was primarily due to:

● an increase in depreciation and amortization expenses by Rp1,488 billion, or 45.6%, primarily due to an increase in property and equipment and intangible assets subject to depreciation and amortization in 2020; and

● an increase in interconnection expenses by Rp988 billion, or 26.8%, in line with an increase in interconnection revenues.

The increase in our wholesale and international business segment expenses was partially offset by a decrease in operation, maintenance, and telecommunication service expenses by Rp1,219 billion, or 19.6%, due to a decrease in  operational expense of Telkom Infra in 2020.

Other Segment

Our other segment revenues increased by Rp22 billion, or 11.2%, from Rp197 billion in 2019 to Rp219 billion in 2020. This increase was primarily due to an increase in data, internet and information technology service revenues resulting from an increase in others services of Rp55 billion, or 64.7% related to our digital business.

Our other segment expenses increased by Rp169 billion, or 11.4% from Rp1,484 billion in 2019 to Rp1,653 billion in 2020, primarily due to an increase in operation, maintenance and telecommunications services expenses by Rp208 billion, or 16.7% mainly reflecting increased direct costs relating to business solutions and advertising incurred by Metranet.

B.                         LIQUIDITY

Liquidity Sources

The main source of our corporate liquidity is cash generated by operating activities and long-term and short-term loans under credit facilities available from banks. See "— Internal Liquidity Sources" and "— External Liquidity Sources" below for additional information. We aim to maintain a strong financial position and have enough liquidity for our operations and to support our growth. Our main cash requirements consist of operating expenses, cash payments relating to the acquisition of properties and purchase of equipment, repayment of borrowings from banks, payment of salaries, payment of cash dividends and corporate income tax. See "— Cash Flows" below for additional information. See also our consolidated statement of cash flows included in our Consolidated Financial Statements included in this annual report on Form 20-F. We seek to keep optimizing our balance sheet and financing capabilities.

We divide our liquidity sources into internal and external liquidity sources.

A.   Internal Liquidity Sources

To fulfill our obligations we rely primarily on our internal liquidity. As of December 31, 2020, we had Rp20,589 billion (US$1,465 million) in cash and cash equivalents available, representing an increase of Rp2,348 billion, or 12.9%, from Rp18,241 billion as of December 31, 2019.

Cash receipts from revenues comprised primarily cash receipts from revenues from customers, which amounted to Rp133,610 billion (US$9,510 million) in 2020, and were used for the payment of operating expenses, the acquisition of property and equipment, the payment of cash dividends and the repayment of loans and other borrowings.

Our internal liquidity strength is reflected in our current ratio, which we calculate as current assets divided by current liabilities. As of December 31, 2019 and 2020, our current ratio was 0.67 and 0.68, respectively.

B.   External Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, bonds and notes, other borrowings and two-step loans. We had external liquidity from loans and other borrowings of Rp64,722 billion as of December 31, 2020.

External Liquidity Sources

As of December 31, 2020, we had undrawn loan facilities which included the following sources of unused liquidity:

●	a credit facility with BCA in the amount of Rp7,550 billion;
●	a credit facility with Bank Mandiri in the amount of Rp2,136 billion;
●	a credit facility with BTPN Bank in the amount of Rp1,664 billion;
●	a credit facility with BNI in the amount of Rp1,551 billion;
●	a credit facility with HSBC Bank in the amount of Rp1,531 billion;
●	a credit facility with Bank of China in the amount of Rp1,000 billion;
●	a credit facility with Bank CIMB Niaga in the amount of Rp628 billion;
●	a credit facility with DBS Bank in the amount of Rp626 billion;
●	a credit facility with Citibank in the amount of Rp500 billion;
●	a credit facility with Permata Bank in the amount of Rp400 billion;
●	a credit facility with UOB Bank in the amount of Rp300 billion; and
●	a credit facility with MUFG Bank in the amount of Rp223 billion;

Cash Flows

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements for 2018, 2019 and 2020:

	Years Ended December 31,
	2018	2019	2020
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Net cash flows:
provided by operating activities	45,671	58,966	65,317	4,649
used in investing activities	(35,090)	(35,875)	(35,099)	(2,499)
used in financing activities	(18,458)	(22,175)	(27,910)	(1,985)

	Years Ended December 31,
	2018	2019	2020
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Net increase (decrease) in cash and cash equivalents	(7,877)	916	2,308	165
Effect of exchange rate changes on cash and cash equivalents	171	(109)	40	2
Allowance for expected credit losses on cash and cash equivalents	(4)	(1)	-	0
Cash and cash equivalents at beginning of year	25,145	17,435	18,241	1,298
Cash and cash equivalents at end of year	17,435	18,241	20,589	1,465

Year ended December 31, 2020 compared to year ended December 31, 2019

As of December 31, 2020, total cash and cash equivalents amounted to Rp20,589 billion, an increase of Rp2,348 billion, or 12.9%, from Rp18,241 billion as of December 31, 2019.

In 2020, operating activities generated the largest cash receipts which amounted to Rp139,451 billion, or 84.8% of total cash receipts, followed by financing activities which generated cash receipts of Rp24,469 billion, or 14.9% of total cash receipts, and investing activities which generated cash receipts of Rp475 billion, or 0.3% of total cash receipts. In total, cash receipts decreased by Rp4,282 billion, or 2.5%, compared to 2019.

In 2020, cash used for operating activities amounted to Rp74,134 billion, or 45.7% of total cash disbursements, followed by cash used for financing activities which amounted to Rp52,379 billion, or 32.4% of total cash disbursements, and cash used for investing activities which amounted to Rp35,574 billion, or 21.9% of total cash disbursements. Compared to 2019, cash disbursements decreased by Rp5,674 billion, or 3.4%.

Cash Flows from Operating Activities

Net cash generated by operating activities in 2020 was Rp65,317 billion (US$4,649 million), compared to Rp58,966 billion in 2019, representing an increase of Rp6,351 billion, or 10.8%.

Cash receipts from operating activities in 2020 amounted to Rp139,451 billion, an increase of Rp690 billion, or 0.5%, compared to 2019. Cash receipts principally originated from:

● cash receipts from customers and other operators of Rp133,610 billion;

● cash receipts from tax refunds for corporate income tax and VAT of Rp4,687 billion, in aggregate; and

● cash receipts from finance income of Rp806 billion.

Cash disbursements from operating activities in 2020 amounted to Rp74,134 billion, a decrease of Rp5,661 billion, or 7.1%, compared to 2019. The cash disbursements were primarily used for:

●	cash payments for expenses of Rp40,533 billion;
●	cash payments for corporate and final income taxes of Rp11,452 billion
●	cash payments to employees of Rp11,057 billion;
●	cash payments for finance costs of Rp4,768 billion;
●	cash payments for short-term lease and low-value assets lease of Rp3,731 billion; and
●	cash payments for Value Added Taxes-net of Rp2,593 billion.

Cash Flows used in Investing Activities

Net cash flows used in investing activities in 2020 amounted to Rp35,099 billion (US$2,499 million), compared to Rp35,875 billion in 2019, representing a decrease of Rp776 billion, or 2.2%.

Cash receipts from investing activities amounted to Rp475 billion, a decrease of Rp2,858 billion, or 85.7%, compared to 2019. The cash receipts principally originated from:

● proceeds from sale of property and equipment of Rp236 billion; and

● proceeds from insurance claims of Rp234 billion.

Cash disbursements from investing activities in 2020 amounted to Rp35,574 billion, a decrease of Rp3,634 billion, or 9.3%, compared to 2019. The cash disbursements were used for:

● purchases of property and equipment of Rp29,403 billion;

● additional long-term investments in financial instrument of Rp2,809 billion, primarily consisting of the subscription for convertible bonds in Gojek and other equity investments;

● purchases of intangible assets of Rp2,538 billion; and

● placements in other current financial assets - net in the amount of Rp796 billion.

Cash Flows used in Financing Activities

Net cash flows used in financing activities in 2020 amounted to Rp27,910 billion (US$1,985 million), compared to Rp22,175 billion in 2019, representing a decrease of Rp5,735 billion, or 25.9%.

Cash receipts from financing activities amounted to Rp24,469 billion in 2020, a decrease of Rp2,114 billion, or 8.0%, compared to 2019. The cash receipts originated from proceeds from loans and other borrowings of Rp24,469 billion.

Cash disbursements from financing activities amounted to Rp52,379 billion in 2020, an increase of Rp3,621 billion, or 7.4%, compared to 2019. The cash disbursements were used for:

● repayments of loans and other borrowings of Rp24,380 billion;

● cash dividends paid to the Company's stockholders of Rp15,262 billion;

● cash dividends paid to non-controlling interests of subsidiaries of Rp7,778 billion; and

● payments of principal portion of lease liabilities of Rp4,959 billion.

Current Assets

As of December 31, 2020, our current assets were Rp46,529 billion (US$3,312 million) compared to Rp40,917 billion as of December 31, 2019, an increase of Rp5,612 billion, or 13.7%. This increase was primarily due to:

● an increase in our cash and cash equivalents of Rp2,348 billion, or 12.9%, from Rp18,241 billion as of December 31, 2019 to Rp20,589 billion as of December 31, 2020, primarily due to an increase in cash deposited with banks in the amount of Rp2,008 billion;

● an increase in other current assets of Rp1,045 billion, or 18.9%, from Rp5,541 billion as of December 31, 2019 to Rp6,586 billion as of December 31, 2020, primarily due to an increase in advances by Rp692 billion and prepaid annual frequency licenses of Rp681 billion;

● an increase in prepaid income taxes by Rp769 billion, or 248.1%, from Rp310 billion as of December 31, 2019 to Rp1,079 billion as of December 31, 2020, primarily due to an increase in our subsidiaries corporate income tax;

● an increase in other current financial assets by Rp749 billion, or 135.2%, from Rp554 billion as of December 31, 2019 to Rp1,303 billion as of December 31, 2020, primarily due to an increase in time deposits of Rp920 billion;

● an increase in contract assets by Rp407 billion, or 64.7%, from Rp629 billion as of December 31, 2019 to Rp1,036 billion as of December 31, 2020, primarily due to an increase in Enterprise's contract assets from government customers in connection with the request to delay of the billing considering the reallocation of government's budget by them related to COVID-19 recovery program in 2020;

● an increase in inventory by Rp398 billion, or 68.0%, from Rp585 billion as of December 31, 2019 to Rp983 billion as of December 31, 2020, primarily due to an increase in component, SIM cards and blank prepaid vouchers.

This increase was partially offset by a decrease in our prepaid other taxes of Rp306 billion, or 9.4%, from Rp3,251 billion as of December 31, 2019 to Rp2,945 billion as of December 31, 2020, primarily due to a decrease in VAT payable by Telkom and its subsidiaries.

Current Liabilities

As of December 31, 2020, our current liabilities were Rp68,500 billion (US$4,875 million) compared to Rp61,349 billion as of December 31, 2019, an increase of Rp7,151 billion, or 11.7%. This increase was primarily due to:

● an increase in trade and other payable of Rp3,253 billion, or 22.7%, from Rp14,324 billion as of December 31, 2019 to Rp17,577 billion as of December 31, 2020 due to an increase in trade payables to third parties;

● an increase in short-term bank loans and current maturities of long-term liabilities of Rp1,833 billion, or 10.5%, from Rp17,451 billion as of December 31, 2019 to Rp19,284 billion as of December 31, 2020, primarily due to an increase in short-term bank loans of Rp1,229 billion and an increase in current maturities of long-term liabilities of Rp604 billion. We primarily increased our short-term bank loans to have additional funds to use for working capital purposes. The increase in current maturities of long term liabilities was primarily due to an increase in current maturities of bank loans of  Rp2,214 billion and other borrowings of Rp413 billion. This increase was offset by a decrease in bonds and notes with maturity dates falling in 2020 of Rp2,013 billion;

● an increase in accrued expenses of Rp1,504 billion, or 11.8%, from Rp12,761 billion as of December 31, 2019 to Rp14,265 billion as of December 31, 2020 due to an increase in accrued expenses for operation, maintenance and telecommunication services of Rp934 billion and an increase in salaries and benefit of Rp741 billion;

● an increase in customers deposits of Rp735 billion, or 57.0%, from Rp1,289 billion as of December 31, 2019 to Rp2,024 billion as of December 31, 2020, primarily due to an increase in incidental deposits from new IndiHome customers; and

● an increase in contract liabilities of Rp402 billion, or 5.4%, from Rp7,430 billion as of December 31, 2019 to Rp7,832 billion as of December 31, 2020, primarily due to an increase in advances from enterprise customers of Rp623 billion.

This increase was partially offset by:

● a decrease in other tax liabilities of Rp464 billion, or 24.6%, from Rp1,886 billion as of December 31, 2019 to Rp1,422 billion as of December 31, 2020, due to a Rp503 billion decrease in VAT payable by our subsidiaries; and

● a decrease in current income tax liabilities of Rp254 billion, or 16.4%, from Rp1,545 billion as of December 31, 2019 to Rp1,291 billion as of December 31, 2020, due to a decrease in corporate income tax payable by Telkom by Rp245 billion.

Working Capital

As of December 31, 2020, our working capital, defined as the difference between current assets and current liabilities as of the same date, decreased by Rp1,539 billion compared to our working capital as of December 31, 2019. As at December 31, 2020, our current assets were lower than our current liabilities, resulting in a current ratio, defined as our current assets divided by our current liabilities, of 0.68 as of December 31, 2020. We closely monitor our working capital and generally try to lower it to maintain it at an optimal level so that we may manage our working capital efficiently, without restricting our ability to meet our current liabilities. This decrease in working capital was primarily due to:

● an increase in current assets of Rp5,612 billion, or 13.7%, from Rp40,917 billion as of December 31, 2019 to Rp46,529 billion as of December 31, 2020. See"— Current Assets."

● an increase in current liabilities of Rp7,151 billion, or 11.7% from Rp61,349 billion as of December 31, 2019 to Rp68,500 billion as of December 31, 2020. See"—Current Liabilities."

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

Capital Structure

Our capital structure as of December 31, 2020 is described as follows:

	Amount	Portion
	(Rp billion)	(%)
Short-term debt	9,934	5.9
Long-term debt	54,788	32.8
Total debt	64,722	38.7
Equity attributable to owners of the parent company	102,374	61.3
Total	167,096	100.0

As of December 31, 2020, our net debt to equity ratio was 0.43 and our debt service coverage ratio was 2.5 times, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

For further information on our Company's management policies related to capital, see Note 36 to our Consolidated Financial Statements.

Indebtedness

Consolidated total indebtedness (consisting of short-term bank loans, long-term liabilities, current maturities of long-term liabilities and other borrowings) as of December 31, 2018, 2019 and 2020 were as follows:

	As of December 31,
	2018	2019	2020
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Indonesian Rupiah	41,722	65,085	63,256	4,502
U.S. Dollar(1)	1,631	1,315	1,007	72
Japanese Yen(2)	602	491	418	30
Malaysian Ringgit(3)	127	66	41	3
Total	44,082	66,957	64,722	4,607

Notes:

(1)

The amounts as of December 31, 2018, 2019 and 2020 translated into Rupiah at Rp14,380, Rp13,882.5, and Rp14,050 = US$1, respectively, being the Reuters average rates for U.S. Dollar at each of those dates.

(2)	The amounts as of December 31, 2018, 2019 and 2020 translated into Rupiah at Rp130.63, Rp127.79, and Rp136.03 = Yen 1, respectively, being the Reuters average rates for Yen at each of those dates.
(3)	The amount as of December 31, 2018, 2019 and 2020 translated into Rupiah at Rp3,476.39, Rp3,391.77, and Rp3,481.17 = Ringgit 1, being the Reuters average rates for Ringgit.

Of our total indebtedness, as of December 31, 2020, Rp24,089 billion, Rp20,193 billion, Rp13,974 billion, and Rp6,466 billion were scheduled for repayment in 2021, 2022-2023, 2024-2025 and thereafter, respectively.

For further information on our Company's indebtedness, see Notes 20 and 21 to our Consolidated Financial Statements.

Capital Expenditures

In 2020, we incurred capital expenditures of Rp29,279 billion (US$2,084 million). Our capital expenditures are grouped into the following categories for planning purposes:

● Broadband services, which consist of mobile (4G) and fixed broadband access;

● Network infrastructure, which consists of core transmission network, metro-ethernet and Regional Metro Junction ("RMJ") and IP backbone;

● Data centers, IT, applications and content, as well as service node; and

● Capital expenditure supports, such as capital expenditure for the construction or maintenance of telecommunications towers.

Of our Rp29,279 billion capital expenditure in 2020, Telkom, as the parent company, incurred capital expenditures of Rp15,205 billion (US$1,082 million), Telkomsel incurred capital expenditures of Rp9,820 billion (US$699 million) and our other subsidiaries incurred capital expenditures of Rp4,254 billion (US$303 million). The following table set forth our capital expenditure breakdown between Telkom as a parent company, Telkomsel and our other subsidiaries for the periods indicated.

	Years Ended December 31,
	2018	2019	2020
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Telkom (parent company)	13,186	16,956	15,205	1,082
Subsidiaries
Telkomsel	13,885	11,849	9,820	699
Others	6,549	7,680	4,254	303
Subtotal for subsidiaries	20,434	19,529	14,074	1,002
Total for Telkom Group	33,620	36,485	29,279	2,084

Material Commitments for Capital Expenditures

As of December 31, 2020, we had material commitments for capital expenditures under contractual arrangements totaling Rp10,727 billion (US$763 million), principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network in Indonesia. We also have capital expenditure planned for investments outside Indonesia, in particular, in relation to Telin.

The following table sets forth information on our committed capital expenditures under contractual arrangements as of December 31, 2020.

Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(in millions)	(in billions)
Rupiah	—	9,798
U.S. Dollar	66.05	929
Euro	—	—
HK$	0.24	0
Total		10,727

For a more detailed discussion regarding our material commitments for capital expenditures, see Note 34a to our Consolidated Financial Statements.

Source of Funds

We have historically funded our capital expenditures primarily with cash generated from operations. In 2021, we expect that our capital expenditure to revenue ratio will range approximately from 24% to 27%. We expect that the most significant proportions of capital expenditure will be allocated to the development of infrastructure to support broadband services, both for mobile and fixed line broadband services. A portion of our capital expenditure is allocated to our subsidiaries, primarily to Telkomsel. We expect to fund the above commitments with our internal and external source of funds.

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

New Standards and Interpretations

We have applied IFRS 16 (Leases) ("IFRS 16") since January 1, 2019. Previous financial years have not been restated following these changes in accounting policies. See Note 2.aa to the Consolidated Financial Statements included in this Form 20-F. As a result, our Consolidated Financial Statements as of and for the year ended December 31, 2018 are not directly and fully comparable to our consolidated financial statements as of and for the years ended December 31, 2019 and 2020.

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

Under IAS 17 (Leases), lessees recognized a periodic lease expense over the lease term for operating leases. The adoption of IFRS 16 resulted in our consolidated future minimum lease payments under non-cancelable operating leases to be recognized as lease liabilities with corresponding right-of-use assets. These amounts are adjusted for the effects of discounting and of the practical expedients available under the transition guidance for IFRS 16 that we selected.

We elected the package of practical expedients permitted under the transition guidance for IFRS 16, which among other things, allows us to carryforward the historical lease assessments. This allowed us not to reassess our prior conclusions on lease identification, lease classification, and initial direct costs.

Please see Note 2.l to our Consolidated Financial Statements for a detailed discussion of IFRS 16. For other new standards, amendments to standards and interpretations not yet adopted in 2020 which have not been applied in preparing the Consolidated Financial Statements, see Note 39 to our Consolidated Financial Statements. For amendments to standards and interpretations adopted in 2020 which have not been applied in preparing the Consolidated Financial Statements, see Note 2.a. Such amendments had no material impact on our Consolidated Financial Statements.

C.                         RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We are conducting research on access network infrastructure to find access technologies capable of delivering data to customers at higher speeds, with lower delays and better performance. Examples of such technologies include Next Generation PON, Software Defined Access Network, Fixed Mobile Convergence, Wi-Fi 6, and 5G. We consider digital connectivity as a key factor in ensuring Telkom will retain its leading position as a digital telecommunications player in Indonesia. We also conduct joint innovation activities that aim to enhance our current products and services while creating new business models to generate new streams of revenue. For example, we are actively developing and ramping up our 5G capabilities, remodeling our network for such technology and developing 5G use cases in collaboration with technology owners. In addition to closely collaborating with our partners to ensure we have the right 5G technology, architecture and network in place, we closely work with our sales and marketing department to assess Indonesian customers' needs and expectations in terms of 5G services and affordability.

Regarding infrastructure development, research and integration of the Defined Networking (SDN) transport software technology as a platform for smarter network automation is key to the development of our network strategy and design. This technology allows the development of network slicing to support the implementation of 5G transport. 5G transport requires not only greater network capacity, but also the differentiation of the quality of services according to the requirements set out for such telecommunications services. Network slicing is a technology that virtualizes multiple logical networks (called slices) on our infrastructure where resources or virtualized functions can be flexibly configured by demands of applications to satisfy their quality of service requirements. In addition, to support the implementation of retail, enterprise customer and wholesale services, as well as the development of IoT, we carry out research on IPv6-based service infrastructure, such as 64 translation technology, VPN64 service and reverse proxy. IPv6 is expected to be the next popular technology of the Internet Protocol, the communications protocol that provides an end-to-end networks reachability across the internet. It allows for much higher theoretical limits on the number of IP addresses than the current IPv4 system.

We also continue our research on infrastructure technology for telephone service nodes, high-speed internet service nodes and smart transport technology based on packet and optical technologies. The service nodes we research on are such as the IP Multimedia Subsystem (IMS) and Session Border Controller (SBC) for telephony services, Broadband Remote Access Server (BRAS) and Policy Charging Control (PCC) for the control of high-speed internet service nodes. Those service node technologies have been evolving with the use of virtual technology that enhances speed, flexibility of deployment and operating efficiency. Our research, among other things, aims to identify and develop network technology that can improve customer experience in accessing and using media and telecommunications services. Therefore, we conducted research on triple play services, especially video services. We are constantly trying to identify the best technology for the use and development of IPTV and OTT video platforms, video conferencing platforms, infrastructure virtualization (virtual content delivery network & virtual set-top box) to provide the best quality of services.

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

As the main connectivity provider in the region, we are also concerned about cyber security and Distributed Denial of Service (DDoS) attacks that have been massively targeting ISPs and business customers in recent years. To mitigate the risk and to protect our valuable business customers from DDoS attacks, we have conducted research on and guided the implementation of carrier grade anti-DDoS solutions that can detect DDoS attacks and divert the traffics to a scrubbing system that will scrub the DDoS traffic and re-route clean traffic to our customers. As one of the main broadband internet service providers in Indonesia based on the number of subscribers and coverage, especially through our retail high-speed internet provider, IndiHome, we have conducted research on endpoint security, including Internet Protocol version 6 (IPv6). We are also researching security mechanisms that can be deployed within our digital factory, so that security will be inherent in our DevSecOps (Development-Security-Operation) methodology in providing our digital applications for enriching our customer's digital lifestyle in a secured manner as smartphone use increases. We have also developed our internal Data Breach Management Recommendations which offer guidance for mitigating the financial and reputational impact of data breaches and cyber incidents. A "data breach" refers to an incident resulting in exposure to potential unauthorized access of personal data within the possession of an organization or under its control. Data breaches often lead to financial losses and a loss of consumer trust.  Hence, we must prevent and manage the risk of data breaches. The recommendations we have developed contain steps that should be considered and the parties that should be responsible for preventing and responding to data breaches involving our digital services.

Our research and development activities include our open innovation program where we aim to leverage the creativity of Indonesian digital technology entrepreneurs with the aim of integrating the products and services that they develop into our business. In practice, our products and services are designed and developed according to the needs of consumers in the current digital era. In connection with our efforts to develop such products and services, in 2019, we continued our Digital Amoeba and Indigo Creative Nation programs. Digital Amoeba aims to capture and accelerate innovation internally at Telkom and its subsidiaries. Indigo Creative Nation is Telkom's open innovation program in collaboration with digital startups to develop Indonesia's digital creative industry while developing Telkom's digital business portfolio. Our subsidiary, PT Metra Digital Investama, also known as MDI Ventures, manages and invests venture funds in potential digital startups. We also provide office facilities for nurturing creativity such as shared meeting rooms, classrooms and common areas for entrepreneurs which are known as Digital Innovation Lounges ("DILo") at 17 locations in Indonesia.

We conduct incubation and acceleration activities and provide mentorships to assist startups to develop and validate their customer, product, business model, and market validation. We occasionally provide seed financing in the form of equity to startups which we believe are commercially viable. We also support startups to commercialize their products and services and obtain follow-on funding. As at December 31, 2020, 51 teams were actively validating new products and new processes, with 23 projects prioritized for accelerated development to potentially integrate into our business portfolio. Since 2013, Indigo Creative Nation has incubated 183 startups. As of December 31, 2020, 110 startups had started commercial operations and an additional 23 startups had received funding from domestic and foreign investors. A number of startups have synergized with us in providing digital products and solutions such as Tees.id, Privy.ID, Run System, Opsigo, Goers, Doclink, Tyranix, Fishgator, Habibi Garden, Muslimlife, Bahaso and Verihubs. Examples of the synergies include the development of the Indonesia Tourism Exchange (ITX) using Opsigo, the development of Chat Aja applications using the Qiscus messaging platform, and the development of Jasa Marga's video analytics using Nodeflux products. In 2020, we have also contributed to the development of (i) an agriculture business ecosystem (including fishery) by Tribe Agree in participation with startups Habibi Garden and Fishgator to build technological modules for the monitoring and analysis of agricultural growth factors such as watering, fertilization, feeding and climate, (ii) contents for the Digital Pesantren together with startup Muslimlife, (iii) complementary contents for Pijar Mahir with startup Bahaso, (iv) the digitalization of SMEs with startup Tyranix, and (v) e-Health services with startup Doclink. Below are a few examples of synergies achieved with startups in which we invested in:

● Privy.ID: Privy.ID provides digital signature services and fintech services. We have used Privy.ID products to accelerate our internal business processes and propose solutions to certain of our customers to accelerate their own business processes. The need for digital signature services has significantly increased during the COVID-19 pandemic and is expected to become the new norm for executing documents.

● DocLink: DocLink provides home care services for people who have limited mobility. DocLink's service offering complements the telemedicine healthcare ecosystem that is being developed by Admedika, one of our subsidiaries that provides healthcare services.

● Runsystem: Runsystem provides Enterprise Resource Planning platform to handle end-to-end business processes specifically suitable for medium and large companies.

Our subsidiary PT Metra Digital Investama ("MDI Ventures") handles various corporate venture capital initiatives. It identifies investment opportunities, raises funds, aims to create synergies, in particular with Telkom Group companies and businesses, and maximize value creation, manages a significant investment portfolio and provides operational assistance and advice to startups after investing in them. Based in Jakarta, MDI Ventures has operations in Singapore and the Silicon Valley. The focus of these investments is on high growth business verticals that are or will be able to deliver enhanced digital experience and best services to customers, such as financial technology, cloud computing, Big Data, health technology, E-commerce, or the Internet of Things, among others. In 2020, MDI invested in 15 new startups in Indonesia, India, Singapore, and the United States. Since 2016, MDI Ventures has invested in more than 50 startups in 12 countries. A number of these companies were the targets of mergers and acquisitions or even completed initial public offerings. MDI Ventures has collaborated with many Indonesian SOEs to build a digital ecosystem and accelerate the pace of digitalization of the Indonesian economy. MDI Ventures also collaborates with global investors to invest in global startups, and with global startup incubators and accelerators to support Telkom's Indigo Creative Nation program. As at the date hereof, MDI Ventures' fund management activities include managing the following funds (in addition to managing handling Telkom's fund management activities):

● PT Telkomsel Mitra Inovasi's TMI Fund: this fund focuses on funding startups that can create synergies and value accretion for Telkomsel;

● Centauri Fund: launched in collaboration with KB Financial Group (Kook Min Bank) from South Korea, this fund focuses on growth-stage startups. This fund seeks to support startups in Indonesia and Southeast Asia, especially in startup developing innovative technologies, including financial technology, E-commerce infrastructure, Software as a Service (SaaS), and Big Data; and

● Arise Fund: launched in 2020 in collaboration with Finch Capital Netherlands and which mainly focuses on early-stage Indonesian startups developing innovative technologies.

In 2020, MDI Ventures and startups they collaborated with launched a website dedicated to educating people on COVID-19. This website (www.Indonesiabergerak.com) includes information on areas affected by the pandemic and allows users to report updates.

We believe our emphasis on a corporate culture of innovation allows us to respond quickly to market changes and customers' needs. For instance, in 2020 we have been collaborating with the Government to develop a contact tracing application, one of the tools used by the Government to limit the spread of the COVID-19 outbreak. We have also developed another application to assist the Government and a pharmaceutical company to monitor deliveries of the COVID-19 vaccine, record relevant vaccine data, enable people to register themselves for vaccination and for identification of eligible vaccine recipients to support efficient distribution of the vaccine.

D.                         TREND INFORMATION

In spite of the current COVID-19 pandemic and declining use of voice and SMS services, we believe favorable external factors will support our ability to continue to drive revenue growth from both cellular and non-cellular data, internet and information technology services. The Indonesian GDP contracted by 2.07% in 2020, according to the Indonesian Central Bureau of Statistics (computed at constant market prices, based on preliminary results available as at February 2021), after two decades of expansion. Almost all sectors of the Indonesian economy experienced negative growth during the COVID-19 pandemic in 2020, except for those related to essential goods and services, including the information and communication sector. According to the IMF, the Indonesian economy is expected to recover in 2021 as a number of countries, including Indonesia, roll out their national vaccination program. It is also expected to benefit from a demographic dividend which should have a positive impact on economic growth and its growing working population should result in an improvement in Indonesia's Purchasing Power Parity (PPP) growth. The transition of the Indonesian economy toward digitalization, whose pace increased during the COVID-19 pandemic, is expected to continue in the future and spread across multiple sectors of the economy. While Indonesia is expected to benefit from digitalization, it will face key challenges in implementing its digitalization projects across multiple sectors such as logistics, education, healthcare, Government administration, finance and insurance. The Government expects that the improvement in digital technology will create job opportunities, increase efficiency in business operations, better services and unlock various markets by making them more accessible through digitalization.

The Government has established several national digitalization projects. The three main digitalization projects that have an impact on Telkom are the following:

● Making Indonesia 4.0: This project offers an opportunity for Telkom to enter into partnerships with various manufacturing companies to provide IoT solutions.

● One Data Indonesia: This project will enable the public sector to make data driven decisions. Therefore, we expect that this will provide opportunities for Telkom to propose and provide high volume data storage through data centers and cloud solutions with big data and analytic solutions.

● Presidential Direction for Infrastructure Development: The Government's National Medium Term Development Plan 2020-2024 set out targets for Indonesia's digital transformation, including that 60% of districts (kecamatan) be covered by fixed broadband and 95% of villages (desa) be covered by mobile broadband by 2024.

In the shorter run, the ongoing COVID-19 pandemic is expected to have an effect on our results of business operations and financial condition in the financial year ending December 31, 2021. As at the date hereof, the potential economic impact on Indonesia and the global economy brought by, and the duration of, the COVID-19 pandemic is highly uncertain, subject to change and difficult to estimate or predict. Whereas we are closely monitoring the current situation and potential developments, there is still uncertainty as to the full extent of the potential impact on our business, operations, prospects and results of operations.

Governments of many countries, including Indonesia, have imposed lock-down measures and travel restrictions in response to the pandemic. On March 31, 2020, by virtue of Presidential Decree No.11 of 2020, the President of Indonesia declared COVID-19 a Public Health Emergency (Darurat Kesehatan Masyarakat). Under certain conditions, regional governments are allowed to impose enhanced measures they consider necessary within the respective territory under their authority. For example, the regional government of the Jakarta Province (classified as a "red zone area", having been identified as an area of high COVID-19 transmission, and where Telkom's head office is located) has implemented enhanced PSBB measures, including restrictions on travel, transportation and use of public facilities, quarantines and work-from-home orders, as well as other social and physical distancing measures. In compliance with these initiatives, we also implemented protocols for safeguarding the health of our employees, preventing contagion and supporting our business continuity, including, among others, stopping non-essential travels, limiting gatherings in our corporate offices and branches, assigning teams to alternate work schedules or sites, and establishing work-from-home protocols.

Governmental measures such as those described above have had a severe impact on economic activities and we expect that this will cause a decline in revenue in various business segments. In its projections dated January 2021, taking into account the anticipated negative impact of the COVID-19 outbreak and related containment measures, the IMF adjusted its initial projection of Indonesia's GDP growth from a 5.0% growth to a GDP contraction of 1.9% for the financial year ended December 31, 2020. We believe that consumer services and mobile services may prove resilient even in the context of economic downturns. We have witnessed that lock-down measures including travel restrictions and work-from-home orders have increased the use of our fixed and mobile broadband services as businesses and consumers carry out more online activities and transactions. However, we expect that the slowdown in overall economic growth will eventually have an effect on our results of operations and financial condition and we are in the process of implementing measures to address any changes in consumption. Our measures include managing network load and configuration to adapt to changes in traffic pattern, supply chain stabilization to ensure sufficient capacity, and providing support to customers to address their increasing demand for working collaboration, learning activities and entertainment.

E.                         OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2020, we had no off-balance sheet arrangements that were reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.                         TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information on certain of our material contractual obligations as of December 31, 2020:

Contractual Obligation	By Payment Due Date
	Total	Less Than 1 Year (6)	1-3 years (6)	3-5 years (6)	More than 5 years (6)
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Long-Term Debts(1)(4)	39,911	9,350	14,595	9,917	6,049
Lease Liabilities(2)	14,877	4,805	5,598	4,057	417
Interest on Long-Term Debts and Lease Liabilities(5)	14,034	3,373	4,257	2,221	4,183
Unconditional Purchase Obligations(3)	10,727	10,727	--	--	--
Total	79,549	28,255	24,450	16,195	10,649

Notes:

(1)	See Notes 20 and 21 to our Consolidated Financial Statements.
(2)	Related to the lease of the slot site of the tower, transmission installation and equipment, power supply, data processing equipment, office equipment, vehicles, and CPE assets.
(3)	Capital expenditure committed under contractual arrangements.
(4)	Excludes the related contractually committed interest obligations.
(5)	See "Item 3 Key Information — Business Overview — Risk Factors — Risk Related to Our Business — Financial Risk — We are exposed to interest rate risk."
(6)	Less than 1 year = 2021, 1-3 years = 2022-2023, 3-5years = 2024-2025, more than 5 years = 2026, and thereafter.

See Note 34 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, we had long-term liabilities for defined pension benefits and post-employment health care benefit plan. In 2020, we contributed Rp205 billion to our Defined Benefit Pension Plan and post-employment health care benefit plan. See Note 30 to our Consolidated Financial Statements

G.                         SAFE HARBOR

All information that is not historical in nature disclosed under "Off-Balance Sheet Arrangements" and "Tabular Disclosure of Contractual Obligations" is deemed to be a forward-looking statement. See "Forward-Looking Statements."

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

In accordance with Law No. 40 of 2007 on Limited Liability Companies (as amended by the Job Creation Law) and OJK Rule No.33/POJK.04/2014 on the Board of Directors and the Board of Commissioners of Issuers or Public Companies ("OJK Rule No.33/2014"), we have a Board of Commissioners and a Board of Directors. These boards are separate and no individual may be a member of both boards.

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

In 2020, in response to uncertainty created by the COVID-19 outbreak, we have increased the number of meetings our Board of Commissioners and Board of Directors and held most of those meetings virtually to increase our Company's ability to promptly react to new developments in the market and ensure the continuity and strength of our corporate governance and oversight. In support of the Government's program and initiatives to contain the COVID-19 outbreak and to better protect our employee, we established the Telkom Group’s COVID-19 Crisis Center Taskforce pursuant to President Director’s Decree No. SK.06/PS.000/COM-22/2020 dated March 20, 2021. Our Director of Human Capital Management is heading this taskforce whose main responsibility is to promptly respond to, and take necessary actions to handle any outbreak that may develop in the workplace or our close environment.

Board of Commissioners

Our Board of Commissioners is responsible for supervising and advising the Board of Directors. Our Board of Commissioners consists of five members, one of whom is designated as the President Commissioner.

As of December 31, 2020, the Board of Commissioners consisted of nine members as listed below:

Name	Age	Date of Birth	Commissioner Since	Position
Rhenald Kasali	60	August 13, 1960	2019	President Commissioner/Independent Commissioner
Ismail	51	August 10, 1969	2019	Commissioner
Marcelino Rumambo Pandin	54	March 23, 1966	2019	Commissioner
Alex Denni	52	December 27, 1968	2020	Commissioner
Rizal Mallarangeng	56	October 29, 1964	2020	Commissioner
Ahmad Fikri Assegaf	52	June 14, 1968	2020	Commissioner
Wawan Iriawan	57	May 31, 1963	2020	Independent Commissioner
Marsudi Wahyu Kisworo	62	October 29, 1958	2019	Independent Commissioner
Chandra Arie Setiawan	50	September 4, 1970	2020	Independent Commissioner

Each of our Commissioners was a citizen of and domiciled in Indonesia as of December 31, 2020. In accordance with OJK Rule No.33/2014 which requires 30% of our Board of Commissioners to be independent, four Commissioners have been designated as Independent Commissioners. Our Independent Commissioners are Rhenald Kasali, Wawan Iriawan, Chandra Arie Setiawan and Marsudi Wahyu Kisworo. The principal duty of our Independent Commissioners, in addition to exercising supervision, is to represent the interests of minority shareholders.

Set forth below is a brief biography of each of our Commissioners:

Rhenald Kasali assumed the role of President Commissioner/Independent Commissioner in May 2019. He has also served as a Professor of Economics, Universitas Indonesia, since 2009. Previously, Prof. Kasali also served as President Commissioner of Angkasa Pura II (2015-2019), and he is a founder of Yayasan Rumah Perubahan (2007). Prof. Kasali holds his Ph.D. from University of Illinois at Urbana, Champaign (1998), a master of science in business administration from University of Illinois at Urbana, Champaign (1993), and a bachelor degree in economy from Universitas Indonesia, Jakarta (1985).

Ismail assumed the role of Commissioner in May 2019. Dr. Ismail has also served as Director General of Post and Information Technology Devices Resources, Ministry of Communication and Information Technology since 2016. Previously, he served as Director of Broadband Development, Ministry of Communication and Information Technology (2014-2016), Chairman of Indonesia Telecommunication Regulation Authority (2018-2019), Vice Chairman of Indonesia Telecommunication Regulation Authority (2016-2018), Director of Telecommunications, Ministry of Communication and Information (2012-2014), Director of IT System Operations, Financial Transaction Reports and Analysis Center  (2008-2012). Dr. Ismail holds a doctorate in electrical and informatics engineering from the Bandung Institute of Technology, Bandung (2010), a master degree in electrical engineering from Universitas Indonesia, Jakarta (1999) and a bachelor degree in physics engineering from the Bandung Institute of Technology, Bandung (1993).

Marcelino Rumambo Pandin assumed the role of Commissioner in May 2019. Previously, Dr. Pandin served as a member of the Committee of the World Observatory on Subnational Government Finance and Investment initiative of the OECD, Paris (2018-2019), and Senior Policy Adviser at United City and Local Government (UCLG) Asia Pacific, Jakarta (2017-2019). He holds his Ph.D. in Technology and Innovation from University of Queensland, Australia (2007), a master degree in philosophy from Judge Business School University of Cambridge, Cambridge (1999), and a bachelor degree in architecture from the Bandung Institute of Technology, Bandung (1991).

Alex Denni assumed the role of Commissioner in June 2020. Previously, Alex Denni served as Deputy for Information Technology and Human Resource, Ministry of State Owned Enterprise (2020), Director of HC & Transformation at PT Jasa Marga (Persero) Tbk (2018-2020), and Chief Human Capital Officer at PT Bank BNI (Persero) Tbk (2014-2018). He holds bachelor degree in agro industry management from Institut Pertanian Bogor, Bogor (1990), a master degree in management from Universitas Atmajaya, Jakarta (1997), and a doctoral degree in capital law from Institut Pertanian Bogor, Bogor (2011).

Rizal Mallarangeng assumed the role of Commissioner in June 2020. Previously, Rizal Mallarangeng served as Executive Director of Freedom Institute (2001-2020), Founder of Freedom Corp. (2016) and Founder of Fox Indonesia (2009). He holds a bachelor degree in communication science, Universitas Gadjah Mada, Yogyakarta (1990), a master degree in comparative politics from Ohio State University, United States (1994), and a doctoral degree in comparative politics, Ohio State University, United States (2000).

Ahmad Fikri Assegaf assumed the role of Commissioner in June 2020. Ahmad Fikri Assegaf has been a lecturer at Indonesian Law College (STHI) Jentera since 2015. He is a Co-founder of Assegaf Hamzah & Partners Law Firm since 2001 and a Co-founder and shareholder of PT Justika Siar Publika since 1999. Previously Ahmad Fikri Assegaf also served as an Independent Commissioner of PT Bank BNI (Persero) Tbk (2017-2020), and on the Supervisory Board of Kemayoran Complex Management Center (2015-2017). He holds a bachelor degree in law from Universitas Indonesia, Jakarta (1991), and a master degree in law from Cornell Law School, United States (1994).

Wawan Iriawan assumed the role of Commissioner in June 2020. Previously, Wawan Iriawan served as Managing Partner at Iriawan & Co Lawfirm (1990-2020). He holds a bachelor degree in law from Universitas Jenderal Soedirman, Central Java (1987), a master degree in law from Universitas Padjajaran, Bandung (2005), and a doctoral degree in law from Universitas Padjajaran, Bandung (2018).

Marsudi Wahyu Kisworo assumed the role of Independent Commissioner in May 2019. Prof. Kisworo has served as a professor in computer science at Prasetya Mulya University, Jakarta, and Bina Darma University, Sumatra, since 2019, an expert staff of telematics and cyber defense at the Ministry of Defense since 2015, a supervisor of the team of Movement Towards 100 Smart City of MoCI since 2016, a member of Balai Pertimbangan Pemasyarakatan at the Ministry of Law and Human Rights since 2015. Previously, Prof. Kisworo also served as a member of the board of advisors of the Indonesian Association of Islamic Economist (2015), Chairman of Creative Industry at the Indonesian Association of Professors (2013), Chancellor at Perbanas Institute Jakarta (2010-2018), Pro- Chancellor at Swiss German University Asia (2005-2010), and Chancellor Deputy at Paramadina University (1998-2004). He holds a Ph.D. in computer science from Curtin University of Technology, Australia (1992), a post-graduate diploma in computer science from Curtin University of Technology, Australia (1990), and a bachelor degree in electrical engineering from Bandung Institute of Technology, Bandung (1983).

Chandra Arie Setiawan assumed the role of Commissioner in June 2020. Previously, Chandra Arie Setiawan served as a Chief Executive Officer of PT Sarana Global Indonesia (2011-2020), Director of PT Ketrosden Triasmitra (2004-2011), and Vice President Marketing of PT Sanatel (1999-2004). He holds a bachelor degree in economics from Universitas Indonesia, Jakarta (1999), and a master degree in management from Universitas Indonesia, Jakarta (2005).

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

Director of Digital Business		Responsible for the formulation and availability of an innovation strategy to optimize the digital services business and explore digital business opportunities.

Role		Functions and Authority

Director of Network, Information Technology and Solution	1.

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

As of December 31, 2020, the Board of Directors consisted of nine members as listed below:

Name	Age	Date of Birth	Director Since	Position
Ririek Adriansyah	57	September 2, 1963	2019	President Director(1)
Heri Supriadi	56	January 2, 1965	2020	Director of Finance(2)
Herlan Wijanarko	55	February 19, 1965	2020	Director of Network, Information Technology and Solution
FM Venusiana R.	54	July 8, 1966	2020	Director of Consumer Service
Muhamad Fajrin Rasyid	34	September 11, 1986	2020	Director of Digital Business
Budi Setyawan Wijaya	48	October 28, 1972	2020	Director of Strategic Portfolio
Dian Rachmawan	56	May 14, 1964	2020	Director of Wholesale and International Service
Afriwandi	49	March 3, 1971	2020	Director of Human Capital Management
Edi Witjara(3)	48	November 17, 1972	2019	Director of Enterprise and Business Service

Notes:

(1)	This position is of the same level as Chief Executive Officer ("CEO").
(2)	This position is of the same level as Chief Financial Officer ("CFO").
(3)	Previously the Director of Human Capital Management.

Each of our Directors was a citizen and domiciled in Indonesia as of December 31, 2020. Set forth below is a brief biography of each of our Directors:

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

Heri Supriadi assumed the role of Director of Finance in June 2020. He previously served as President Commissioner of PT Telkomsel Mitra Inovasi (2019-2020), President of Commissioner of PT Fintech Karya Nusantara (2019-2020), and Director of Finance of Telkomsel. Mr. Supriadi holds a bachelor degree in industrial engineering from Bandung Institute of Technology (1991), master degree in business administration from Saint Mary’s University, Canada (1997), and doctoral degree in business management specialization from Universitas Padjajaran, Bandung (2013).

Herlan Wijanarko assumed the role of Director of Network, Information Technology and Solution in June 2020. He previously served as President Director of Mitratel (2018-2020), EGM Service Operation Division (2016-2018), Deputy EGM Infra Operation & Maintenance (2015-2016), Deputy EGM Network Infrastructure & Access (2014-2015), Deputy EGM IP Network & Operation (2014-2014), GM Northwest West Java (Bekasi) (2013-2014), GM Network Regional West Java Region (2010-2013), GM Central Java Regional, Regional Network (2009-2010), and GM Regional Network for Eastern Indonesia (2007-2009). Mr. Wijanarko holds a bachelor degree in electrical engineering from Bandung Institute of Technology (1989), and a master degree in management from Sekolah Tinggi Manajemen Bisnis Telkom, Bandung (2005).

FM Venusiana R. assumed the role of Director of Consumer Service of Telkom in June 2020. She previously served as Director of Network of Telkomsel (2020-2020), Commissioner of PT Telkom Infrastruktur (2017-2020), Senior VP Procurement of Telkomsel (2017-2019), Senior VP Consumer Marketing of Telkomsel (2016-2017), and Executive VP Area Jabodetabek West Java of Telkomsel (2013-2016). Mrs. Venusiana holds a bachelor degree in electrical engineering from Universitas Diponegoro, Semarang (1992), and a master degree in management from Universitas Hasanuddin, Makassar (2004).

Muhamad Fajrin Rasyid assumed the role of Director of Digital Business in June 2020. He previously served as Co-Founder & President of Bukalapak (2011-2020), President Director of Suitmedia (2011-2014), and Consultant at The Boston Consulting Group (BCG) (2009-2011). Mr. Rasyid holds a bachelor degree in informatic engineering from Bandung Institute of Technology (2009), he completed an executive education program in scaling entrepreneurial ventures from Harvard Business School, United States (2018), and an executive education program in innovations and growth from the Stanford Graduate School of Business, United States (2019).

Budi Setyawan Wijaya assumed the role of Director of Strategic Portfolio in June 2020. He previously served as President Director of Admedika (2017-2020), President Director of MD Media (2015-2017), and President Director of Melon (2013-2015). Mr. Wijaya holds a bachelor degree in industrial engineering from Sekolah Tinggi Teknologi Telkom, Bandung (2006), and a master degree in management from Sekolah Tinggi Manajemen Bisnis Telkom, Bandung (2003).

Dian Rachmawan assumed the role of Director of Wholesale and International Service in June 2020. He previously served as President Director of  PT Pelabuhan Indonesia I (2019-2020), Director of Enterprise & Business Service (2017-2019), Director of Consumer Service (2014-2017), President Director of Telekomunikasi Indonesia International Ltd (Hong Kong) (2011-2014), Director of Network Operation & Engineering of Telin (2007-2011), Executive General Manager of the Fixed Wireless Network Division (2005-2007), General Manager of Telkom Southern Jakarta (2004-2005), and General Manager of Interconnection & Partnership Regional II Jakarta (2001-2004). Mr. Rachmawan holds a bachelor degree in electrical engineering from Institut Teknologi Sepuluh Nopember, Surabaya (1987) and a master degree in telecommunication and real-time system from the Telecommunications Engineering University of Bradford, United Kingdom (1994).

Afriwandi assumed the role of Director of Human Capital Management in June 2020. He previously served as SVP Corporate Secretary (2015-2020), Executive General Manager Regional VII (2014-2015), Deputy EGM Divisi Business Service (2013-2014), and General Manager of National Segment of Welfare Service Unit (2012-2013). Mr. Afriwandi holds a bachelor degree in industrial engineering from Sekolah Tinggi Teknologi Telkom (1995), Bandung, and a master degree in management from Universitas Islam Sumatera Utara, North Sumatra (2011).

Edi Witjara assumed the role of Director of Enterprise and Business Service in June 2020. Previously, he was Director of Human Capital Management since May 2019. He has also served as President Commissioner of PT Multimedia Nusantara ("Metra") since 2019 and President Commissioner of Infomedia since 2019. Previously, he held various positions at Telkom: he served as Senior Vice President of Financial Planning Analysis and Control (2018-2019), Chief of Business Program Shared Service Organization (2017-2018), Senior Vice President Financial Planning and Analysis (2016-2018), Commissioner of Telkom Akses (2013-2016), and Vice President of Management Accounting (2013-2016). Dr. Witjara holds a doctorate in strategic business management from Padjajaran University, Bandung (2018), a master degree in business law from Padjajaran University, Bandung (2009) and a bachelor degree in electrical engineering from Sekolah Tinggi Teknologi Telkom, Bandung (1995).

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

B.                          COMPENSATION

Compensation of Commissioners and Directors

Compensation of Commissioners and Directors are determined by the shareholders at the GMS, who grant authority and authorization to the Board of Commissioners, with prior approval from the holder of the Dwiwarna Share, to decide on the amount of tantiem which will be given to the members of Board of Directors and Board of Commissioners for the 2020 financial year and also as to the amount of the salary or honorarium, including facilities and allowances for the members of Board of Directors and Board of Commissioners for the 2020 financial year. The Nomination and Remuneration Committee is responsible for formulating the honorarium of our Commissioners and Directors, which is further discussed in a joint meeting of our Board of Directors and Board of Commissioners for approval.

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

For 2020, the total remuneration paid to the entire Board of Commissioners was Rp96.0 billion. The table below sets forth the remuneration paid to our Commissioners received in 2020:

Commissioners	Honorarium and	Tantiem(1)	Total
	Other Allowance
	(Rp million)
Rhenald Kasali	3,816	6,047	9,863
Marsudi Wahyu Kisworo	3,430	5,442	8,872
Chandra Arie Setiawan (2)	1,491	-	1,491
Wawan Iriawan (2)	1,489	-	1,489
Alex Denni (2)	1,491	-	1.491
Ismail	3,421	5,442	8,863
Marcelino Rumambo Pandin	3,423	5,442	8,865
Ahmad Fikri Assegaf (2)	1,489	-	1,489
Rizal Mallarangeng (2)	1,493	-	1,493
Cahyana Ahmadjayadi (3)	1,906	9,405	11,311
Margiyono Darsasumarja (3)	1,506	9,405	10,911
Hendri Saparini (4)		4,403	4,403
Rinaldi Firmansyah (4)		3,963	3,963
Isa Rachmatarwata (6)		9,208	9,208
Edwin Hidayat Abdullah (5)		8,346	8,346
Pamijati Pamela Johanna W.(4)		3,963	3,963

Notes:

(1)	Tantiem stated as gross tantiem.
(2)	Since June 19, 2020.
(3)	Up to June 19,2020.
(4)	Up to May 24, 2019.
(5)	Up to November 18, 2019.
(6)	Up to December 23, 2019.

For 2020, the total remuneration paid to the entire Board of Directors was Rp223.9 billion. The table below sets forth the remunerations paid to our Directors received in 2020:

Directors	Position	Honorarium and Other Allowances	Tantiem(1)	Total(3)
		Rp millions
Ririek Adriansyah	President Director	5,532	13,438	18,970
Dian Rachmawan	Director of WINS(2)	2,883	8,317	11,200
Afriwandi	Director of HCM(2)	2,996	-	2,996
Heri Supriadi	Director of KEU(2)	2,884	-	2,884
FM Venusiana R.	Director of CONS(2)	2,884	-	2,884
Edi Witjara	Director of EBIS	4,903	12,094	16,997
Herlan Wijanarko	Director of NITS(2)	2,884	-	2,884
Muhamad Fajrin Rasyid	Director of DB(2)	2,884	-	2,884
Budi Setyawan Wijaya	Director of SP(2)	2,849	-	2,849
Harry Mozarta Zen	Director of KEU(3)	2,750	19,739	22,489
Siti Choiriana	Director of CONS(3)	2,750	19,739	22,489
Zulhelfi Abidin	Director of NITS(3)	2,752	19,739	22,491
Achmad Sugiarto	Director of SP(3)	2,750	11,422	14,172
Bogi Witjaksono	Director of EBIS(3)	2,750	11,422	14,172
Edwin Aristiawan	Director of WINS(3)	2,750	11,422	14,172
Faizal Rochmad Djoemadi	Director of DB(3)	2,750	11,422	14,172
Alex J. Sinaga	President Director(4)	-	9,785	9,785
Abdus Somad Arief	Director of WINS(4)	-	8,317	8,317
Herdy R. Harman	Director of HCM(4)	-	8,807	8,807

Directors	Position	Honorarium and Other Allowances	Tantiem(1)	Total(3)
		Rp millions
David Bangun	Director of DSP(4)	-	8,317	8,317

Notes:

(1)	Tantiem stated as gross tantiem.
(2)	Since June 19, 2020.
(3)	Up to June 19, 2020.
(4)	Up to May 24, 2019.

The total accrued remuneration of Board of Commissioners and Directors for 2020 was Rp251.8 billion, consisting of tantiem. Neither our Directors nor the directors of our subsidiaries will receive benefits upon the termination of their respective employment with our subsidiaries.

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

Meetings of the Board of Commissioners are held once every month. The Board of Commissioners must hold joint meetings with the Board of Directors at least once every three months. Decisions at Board of Commissioners meetings are taken through a process of deliberation and consensus. In the absence of consensus, decisions are based on a majority vote of the Commissioners in attendance or who are represented at the meeting. The quorum for all Board of Commissioners meetings requires attendance in person, through electronic media (such as teleconference or video conference) or by proxy granted to another Commissioner, which shall represent more than one-half of the total number of Commissioners.

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

The Audit Committee Charter outlines the Audit Committee's purpose, function and responsibilities. It provides that the Audit Committee is responsible for, among other things:

● assisting the Board of Commissioners with the appointment of independent auditors;

● conducting oversight of the integrated audit process;

● providing an independent opinion in the event of differences of opinion between our management and independent auditors;

● approving non-audit services to be performed by our independent auditors;

● reviewing our Consolidated Financial Statements and the effectiveness of internal controls over financial reporting (ICOFR);

● monitoring the effectiveness of our internal audit;

● monitoring compliance with laws and regulations (including capital market laws) relating to our business;

● monitoring the effectiveness of management;

● monitoring the steps taken by Directors to follow up on the findings of our internal auditors;

● analyzing and providing advice to the Board of Commissioner relating to potential conflicts of interest;

● maintaining confidentiality of documents, data, and information; and

● carrying out additional tasks that are assigned by the Board of Commissioners, especially on financial and accounting related matters as well as other obligations required by the Sarbanes-Oxley Act of 2002.

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

In order to be considered independent under the prevailing Indonesian rules, the members of the audit committee may not, among other things:

● be an insider of a public accountant firm, law firm, appraisal firm or other firm that has provided assurance, non-assurance, appraising or consultation services to us within six-month period prior to his or her appointment as an audit committee member;

● have been our executive officer within six-month period prior to his or her appointment as an audit committee member;

● be affiliated with our principal shareholder (owner of at least 20% of its share capital);

● have a family relationship (affiliated) with any member of the board of commissioners or board of directors;

● own, directly or indirectly, any of our shares; and

● have any business relationship, directly or indirectly, that relates to our businesses.

Currently, the Audit Committee consists of six members (including the chairman): (i) Chandra Arie Setiawan (Independent Commissioner and Chairman of the Audit Committee); (ii) Marsudi Wahyu Kisworo (Independent Commissioner), (iii) Wawan Iriawan (Independent Commissioner); (iv) Ahmad Fikri Assegaf (Commissioner); (v) Marcelino Rumambo Pandin (Commissioner); and (vi) Emmanuel Bambang Suyitno (Independent Member and Financial Expert).

Audit Committee Financial Expert

See “Item 16A Audit Committee Financial Expert."

Exemption From U.S. Listing Standards For Audit Committees

See “Item 16D Exemptions from the Listing Standards for Audit Committees."

Nomination and Remuneration Committee

Our Nomination and Remuneration Committee operates under the authority of the Board of Commissioner's decree No.08/KEP/DK/2019 dated June 10, 2019, regarding the Charter of Telkom’s Nomination and Remuneration Committee.

The objective of the Nomination and Remuneration Committee is to establish, administer and enforce corporate governance principles in the process of nomination for strategic management positions and the determination of the Board of Directors remuneration. The duties of the Nomination and Remuneration Committee include the following:

● to establish our organizational structure one level below the Board of Directors, with reference to the principles of good corporate governance.

● to assist the Board of Commissioners who are engaged with the Directors in selecting candidates for strategic positions in our Company.

● to give recommendations to the Board of Commissioners to be conveyed to the holder of series A Dwiwarna shares regarding:

-	the composition of the Board of Directors.
-	candidates for the President Director and President Commissioner of all of Company's subsidiaries.
-

candidates for the Board of Directors and Board of Commissioners of our subsidiaries if the relevant subsidiary’s assets or revenues are equal or in excess of 50% of the consolidated assets or consolidated revenues of Telkom, respectively.

● provide recommendations to the Board of Commissioners to be submitted to the General Meeting of Shareholders through the holder of the series A Dwiwarna share concerning the policies, amount and / or structure for the remuneration of the Board of Directors and Board of Commissioners.

● determine remuneration of the Board of Directors and Board of Commissioners in the form of fixed salary or honorarium, allowances and facilities and variable incentives.

● review the employment contract and/or performance statement of each member of the Board of Directors.

Currently, our Nomination and Remuneration Committee consists of seven members (including the chairman and secretary): (i) Marsudi Wahyu Kisworo (Independent Commissioner and Chairman of the Nomination and Remuneration Committee), (ii) Alex Denni (Commissioner), (iii) Ismail (Commissioner), (iv) Marcelino Rumambo Pandin (Commissioner), (v) Rizal Mallarangeng (Commissioner), (vi) Chandra Arie Setiawan (Independent Commissioner) and (vii) Mr Ario Guntoro (Secretary). In the execution of their tasks, members of the Nomination and Remuneration Committee have to act independently.

D.                          EMPLOYEES

We manage our human resources strategically, in particular as we are moving towards more digitalization throughout the Telkom Group at a pace which has increased since the beginning of the COVID-19 outbreak. We encourage agile working, including by cross-staffing, teaming up with colleagues from different departments and functions and involving team members with different skills and expertise to work creatively on new services and product development. We are committed to offering a professional, safe and comfortable work environment that foster collaboration, efficiency and the wellbeing of our employees. We believe in an inclusive and non-discriminatory culture and workplace.

We had a total of 25,348 employees (including 21,336 permanent employees, representing 84.2% of our workforce) as of December 31, 2020, consisting of 9,745 Telkom employees (including 8,568 permanent employees) and 15,603 employees (including 12,768 permanent employees) of our subsidiaries. As of December 31, 2020, 25,060 of our employees were located in Indonesia and 288 of our employees were located overseas.

As of December 31, 2020, we had 296 senior management employees, compared with 310 senior management employees as of December 31, 2019. The total number of middle management employees decreased from 6,377 employees as of December 31, 2019 to 6,130 employees as of December 31, 2020. The number of supervisor level employees decreased from 12,950 employees as of December 31, 2019 to 12,480 employees as of December 31, 2020. Other employees increased from 4,635 employees as of December 31, 2019 to 6,442 employees as of December 31, 2020. We did not employ a significant number of temporary employees in 2020. The following table shows our employee profile by position.

Position	As of December 31, 2020
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Senior Management	129	167	296	1.2
Middle Management	3,143	2,987	6,130	24.2
Supervisors	4,928	7,552	12,480	49.2
Others	1,545	4,897	6,442	25.4
Total	9,745	15,603	25,348	100.0

Our employee profile based on educational background as of December 31, 2020 was dominated by university graduates which accounted for 61.3% of our total employees. This reflects our focus on recruiting highly educated candidates with the right qualifications to support our growth. The following table shows our employee profile by educational background.

Level of Education	As of December 31, 2020
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Pre University	1,434	1,656	3,090	12.2
Diploma Graduates	1,060	2,583	3,643	14.4
University Graduates	5,470	10,063	15,533	61.3
Post Graduates	1,781	1,301	3,082	12.1
Total	9,745	15,603	25,348	100.0

Digital Talents

We intend to nurture best-in-class digital talents who will be able to help develop our digital capabilities and increase the widespread adoption of digitalization. To reach this goal, we have developed two main strategies.

Our first strategy consists in developing internal digital talents and develop a digital environment and culture. Our talent development programs and also our corporate culture activation programs are designed to accelerate our transformation into a digital telecommunications company and empower our employees internally by offering training sessions and advice.

Our second strategy consists in acquiring digital capabilities from third parties and create a collaborative ecosystem through partnerships with third parties to further accelerate our transformation into a digital telecommunications company.

As at December 31, 2020, we had identified and developed 1,117 digital talents, including 570 talents sourced internally and 547 talents sourced externally. These digital talents participate in training and development programs and can obtain Telkom certifications delivered internally. In 2020, expenses incurred in connection with our digital training and certification programs amounted to approximately Rp34.5 billion.

Compensation and Benefits

We apply a comprehensive compensation and benefit/reward system which comprises: (i) basic allowances (monthly and non-monthly), including various allowances that may be given in case the employee is located in a disaster or conflict areas, holiday allowances, health, housing and transportation allowances, social security, and pension benefits, (ii) career and development allowances and benefits (training, coaching/mentoring, scholarships, career development opportunities), (iii) performance-based compensation such as sales and marketing incentives and other variable performance-based monetary such as bonuses. Our compensation and benefits policies are stated in a collective labor agreement (Perjanjian Kerja Bersama), which is reviewed every three years.

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

a.           Defined Benefit Pension Plan

DBPP is calculated for participants based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away. Telkom Pension Fund administers the program while the main source of pension fund comes from us and employee contributions. Employees participate in the program with 18% of their basic salary (before March 2003, the employee contribution rate was 8.4%) while we contribute the remaining balance. The minimum monthly pension benefit for retired employees is approximately Rp600,000 per month, or minimum Rp450,000 per month for spouses of the retired employees. We did not make any contribution to the DBPP for 2017 and 2018. In 2020, we contributed Rp205 billion to the DBPP.

Telkomsel operates its own DBPP for its employees. With this program, employees are entitled to retirement benefits calculated based on their latest basic salary or take-home pay and years of services. PT Asuransi Jiwasraya (Persero) manages this program under annuity insurance contracts. Up to 2004, employees would contribute 5% of their monthly basic salaries to the program, while Telkomsel would contribute the remaining balance. Since 2005, Telkomsel has contributed the entire amount to the program, which totaled Rp125 billion and Rp207 billion for 2018 and 2019, respectively, and was Rp53 billion in 2020.

b.           Defined Contribution Pension Plan

We operate a DCPP for permanent employees other than Directors who were permanent on or after July 1, 2002. DCPP is managed by several appointed financial institutions pension fund from which employees can choose. Our contribution to the financial institutions pension fund is determined by the portion taken from participating employee's basic salary, which totaled Rp13 billion, Rp55 billion and Rp41 billion, for the years ended December 31, 2018, 2019 and 2020, respectively.

Management of Employee Relations

Pursuant to Law No. 13 of 2003 on Manpower (as amended by the Job Creation Law, the "Manpower Law")  and Law No. 21 of 2000 on Employee Union/Labor Union, our employees established SEKAR (Serikat Karyawan). As of December 31, 2020, SEKAR represented a total of 7,321 employees or 75.1% of our total workforce (excluding the employees of our subsidiaries).

Pursuant to the Manpower Law and Regulation of the Minister of Manpower and No.28 of 2014 on Procedure for Drafting and Ratifying Corporate Regulation also Drafting and Registering Collective Labor Agreement, SEKAR is entitled to represent employees in the negotiation of collective labor agreements with our management. Our Company and SEKAR entered into an eighth collective labor agreement dated October 14, 2020.

The employees of Telkomsel, PT Infomedia Nusantara, Metra Digital Media and Graha Sarana Duta have also established employees' unions. Telkomsel employees' union (Serikat Pekerja Telkomsel or SEPAKAT) represented a total of 4,590 employees or 85.5% of Telkomsel's total employees. Infomedia Nusantara employees' union (Serikat Pekerja Infomedia Nusantara or SPIN) represented a total of 181 employees or 67.7% of Infomedia Nusantara's total employees as at December 31, 2020. On the other hand, Metra Digital Media and Graha Sarana Duta's employees' union (Serikat Pekerja Metra Digital or SPMD and Serikat Karyawan Graha Sarana Duta or SKATA) respectively represented a total of 155 employees (80.0% of their total number of employees) and 670 employees (89.3% of their total number of employees) of each subsidiaries total employees. Neither Telkom nor Telkom Group subsidiaries had experienced material labor action.

E.                          SHARE OWNERSHIP

As of March 31, 2021, none of our Commissioners, Directors or senior managers beneficially owned more than 1.0% of our outstanding shares of common stock. For information regarding share ownership of our Commissioners, Directors and senior management, see Item 7 "Major Shareholders and Related Party Transactions — Major Shareholders."

Employee Stock Ownership Program

The Employee Stock Ownership Program ("ESOP") is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. On June 14, 2013, we transferred a portion of our treasury stock to our employees as part of the 2012 annual incentives. On such date, 59,811,400 (equal to 299,057,000 shares after stock split) shares of common stock were transferred to 24,993 employees with a total fair value of Rp661 billion. As of December 31, 2020, 65,003,910 of our shares were owned by 9,588 of our employees and our retirees. From 2015 through 2020, we did not exercise any ESOP. We also provide our Commissioners (except for Independent Commissioners) and Directors with long-term incentives in the form of shares. See "— Compensation — Compensation of Commissioners and Directors."

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

The table below sets forth the composition of our shareholders as of March 31, 2021.

			Percentage
	Dwiwarna		of
	Share	Common Stock	Ownership
Government	1	51,602,353,559	52.09
Public		47,459,863,040	47.91
Total	1	99,062,216,599	100

Shareholders Owning More Than 5% of Shares (Major Shareholder)

The table below sets forth the shareholding of our major shareholder which own more than 5% of our shares as of March 31, 2021.

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Dwiwarna Share	Government	1	-
Common Stock	Government	51,602,353,559	52.09

The percentage of shares held by the Government was 52.09% as of March 31, 2019, 2020 and 2021, respectively.

Shares Owned by Commissioners and Directors

The table below sets forth information regarding persons known to us to own more than 5% of each class of our shares (whether directly or beneficially through the ADSs) as of March 31, 2021. No other persons own 5% or more of our shares of common stock.

Commissioners or Directors	Number of	Percentage of
	Shares	Ownership
Commissioners
-	—	—
Directors
Ririek Adriansyah	1,156,955	<0.01
Budi Setyawan Wijaya	275,000	<0.01
Dian Rachmawan	120,222	<0.01
Afriwandi	42,500	<0.01
Herlan Wijanarko	42,500	<0.01
Edi Witjara	32,500	<0.01
Total	1,669,677	<0.01

Shareholders Owning Less Than 5% of Shares

The table below sets forth the shareholding of our shareholders which owned less than 5% of our shares of common stock as of March 31, 2021.

Group	Number of
	Shares of
	Common Stock	Percentage of
	Owned	Ownership
Foreign
Business Entities	34,048,646,819	34.37
Individuals	33,834,200	0.03
Local
Business Entities
Companies	216,718,524	0.22
Mutual Funds	3,383,498,774	3.42
Insurance Companies	3,118,976,560	3.15
Pension Funds	4,837,455,650	4.88

Group	Number of
	Shares of
	Common Stock	Percentage of
	Owned	Ownership
Others Business Entities	112,278,550	0.11
Individuals	1,708,453,963	1.73
Total	47,459,863,040	47.91

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

The Government as Shareholder

The Government is our majority and controlling shareholder and owned 52.09% of our issued and outstanding common stock as of March 31, 2021. Its ownership of the Dwiwarna Share gives it special voting and veto rights. Under the relevant laws, the "ownership" of our common stock and the single outstanding Dwiwarna Share is vested in the MoF. In turn, and under the authority of the MoF, the MSOE exercises the rights vested in these securities as our "controlling shareholder."

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

Certain licenses require us to pay a concession fee to operate. We pay concession fees for telecommunications services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp1,868 billion in 2019 and Rp1,837 billion (US$131 million) in 2020. Concession fees as a percentage of total expenses amounted to 2.0% in 2019 and 2.0% in 2020. Radio frequency usage charges amounted to Rp5,736 billion in 2019 and Rp5,930 billion (US$422 million) in 2020. Radio frequency usage charges as a percentage of total expenses amounted to 6.1% in 2019 and 6.4% in 2020. USO charges to the MoCI amounted to Rp502 billion in 2019 and Rp574 billion (US$41 million) in 2020. USO charges as a percentage of our total expenses amounted to 0.5% in 2019 and 0.6% in 2020.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures (the "sub-loan borrowings"). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31, 2020, we had a total of Rp568 billion (US$40 million), in such outstanding two-step loans, including current maturities. We are required to pay the Government interest and repay the principal, which the Government then remits to the respective lenders. As of December 31, 2020, 84.0% of such sub-loan borrowings were denominated in foreign currencies, with the remaining 16.0% denominated in Rupiah. In 2020, the annual interest rates charged were 8.38% on loans repayable in Rupiah, 3.85% on those denominated in U.S. Dollar and 2.95% on those denominated in Japanese Yen.

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2020, the amount of revenues from Government departments and agencies was Rp4,235 billion, which accounted for 3.1% of our consolidated revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as "residential," which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls. In addition, we provide enterprise digital services and solutions to SOEs, including ATM switching, payment gateway and E-Commerce platform services.

It is our policy not to enter into any transactions with affiliates unless the terms are on an arm's length basis as though such transactions are made with a third party. The MSOE has advised us that it would not cause us to enter into transactions with other entities under its control unless the terms were consistent with our policy as referred to above.

Pursuant to OJK regulations, because we are listed on the IDX, any transaction where there is an inherent conflict of interest (as defined below) must be approved by a majority of the holders of our shares of common stock who do not have a conflict of interest in the proposed transaction (i.e. the independent shareholders), unless, among other things, such conflict of interest existed before listing and was fully disclosed in the offering documents.

OJK regulations define a conflict of interest as a conflict between our economic interests and the shareholders' interests on the one hand and, on the other, the personal economic interests of members of the Board of Commissioners, Board of Directors, other principal shareholders (defined as a holder of 20% or more of our shares of common stock), or the controlling person (pengendali) (defined as a person who (i) owns more than 50% of our issued and paid-up shares or (ii) has the ability to determine, directly or indirectly, in whatsoever manner, the management and/or our policy) or their affiliates, either jointly or individually, which may cause losses to us. A conflict of interest also exists if a member of the Board of Commissioners or Board of Directors or a principal shareholder or a controlling person (pengendali) or their respective affiliates is involved in a transaction in which its personal interests may be in conflict with ours and may cause losses to us. The OJK has the authority to enforce these rules regarding conflicts of interest and holders of our shares of common stock are also entitled to bring a suit to enforce these.

Under OJK regulations, transactions between us and other state-owned or state-controlled enterprises may cause a conflict of interest. In such cases, the approval of the independent shareholders must be obtained if a conflict of interest arises, unless exempted. We believe that many transactions conducted with state-owned or state-controlled enterprises are on an arms-length, commercial basis and do not constitute conflict of interest transactions that would require an independent shareholders vote. Such transactions include our sale of telephone services to state-owned or state-controlled enterprises and our purchase of electricity from an SOE. We expect that from time to time, in connection with the development and growth of our business, we would enter into joint ventures, agreements or transactions with such enterprises. Under such circumstances, we may consult with the OJK to determine whether a proposed joint venture, agreement or transaction would require a vote of independent shareholders under OJK rules. If the OJK is of the view that such transaction would not require such a vote, we would proceed without seeking the independent shareholders' approval. Otherwise, we would seek the requisite approval or abandon the proposed action.

Proportion of Common Stock Held in Indonesia and Abroad

As of March 31, 2021, we had 186,946 holders of shares of common stock (including the Government). This total includes 34,082,481,019 shares of common stock held by 2,261 holders of common stock located outside Indonesia. As of the same date, there were 79 ADS shareholders who owned 38,161,127 ADSs.

Change in Control

As of the date of this annual report on Form 20-F, we are not aware of any plans or developments that could result in a change of control over us, including changes that are still at the planning stage. In addition, our articles of association contain certain provisions that could limit the ability of third parties to acquire control of our Company, including a provision that any takeover of our Company shall be approved in a general meeting of shareholders attended by (i) the holder of the Dwiwarna share and (ii) the shareholders (or their proxies) that represent, in aggregate, at least 75% of the total number of the shares with valid voting rights issued by our Company. Moreover, the resolution in such meeting must be approved by (i) the holder of the Dwiwarna Share and (ii) the vote of a majority of shareholders constituting, in aggregate, at least 75% of the total number of shares present (or being represented by a proxy) at the general meeting of shareholders.

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

ITEM 8.              FINANCIAL INFORMATION

A.                         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 18. Financial Statements" for our Consolidated Financial Statements filed as part of this Form 20-F.

MATERIAL LITIGATION

In the ordinary course of business, we have been named as defendant in various legal actions in relation with land disputes, monopolistic practice and unfair business competition, and SMS cartel practices.

DIVIDEND POLICY

An AGMS has the authority to determine the amount of dividends we pay. Our dividend payout ratio for 2020 will be decided at the AGMS scheduled on May 28, 2021.

			Amount of		Dividend per
		Payout Ratio	Dividends		Share After Stock
Dividend Year	Date of AGMS	(%)(1)	(Rp million)		Split (Rp)
2015	April 22, 2016	60.00	9,293,184	(2)	94.64
2016	April 21, 2017	70.00	13,546,411	(3)	136.75
2017	April 27, 2018	75.00	16,608,751	(4)	167.66
2018	May 24, 2019	90.00	16,228,619	(5)	163.82
2019	June 19, 2020	81.78	15,262,338	(6)	154.07

Notes:

(1)	Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.
(2)	Consists of cash dividend amounting to Rp7,744,304 million and special cash dividend amounting to Rp1,548,880 million.
(3)	Consists of cash dividend amounting to Rp11,611,211 million and special cash dividend amounting to Rp1,935,200 million.
(4)	Consists of cash dividend amounting to Rp13,286,997 million and special cash dividend amounting to Rp3,321,754 million.
(5)	Consists of cash dividend amounting to Rp10,819,080 million and special cash dividend amounting to Rp5,409,540 million
(6)	Consists of cash dividend amounting to Rp11,197,606 million and special cash dividend amounting to Rp4,064,730 million.

TELKOMSEL DIVIDEND

Pursuant to its AGMS held on June 24, 2020, Telkomsel approved, the payment of cash dividends in the amount of Rp25,154 billion, which represented 97.5% of Telkomsel's net profits in 2019. We are entitled to receive 65% of any dividends approved for payment by Telkomsel by virtue of our shareholding therein.

B.                         SIGNIFICANT CHANGES

See Note 39 to our Consolidated Financial Statements.

ITEM 9.               THE OFFER AND LISTING

A.                         OFFER AND LISTING DETAILS

Our common stock is listed and traded on the IDX under the symbol "TLKM." Our ADSs are listed and traded on the NYSE under the symbol "TLK" with one ADS representing 100 shares of common stock.

Our Articles of Association do not contain any limitations on the right of any person to own our Series B Shares or to exercise their right to vote. Indonesian capital market regulations do not contain any limitation on the right of any person, whether Indonesian or foreign, to own shares in a company listed on the IDX.

B.                         PLAN OF DISTRIBUTION

Not applicable.

C.                         MARKETS

Our common stock is listed and traded on the IDX. Our ADSs are listed and traded on the NYSE with one ADS representing 100 shares of common stock. See Exhibit 2.1 to this Form 20-F for a description of our ADSs.

The Indonesian Stock Market

Indonesia Stock Exchange, known as the IDX, emerged out of the December 1, 2007 merger of two stock exchanges operating in two different locations in Indonesia, namely the Jakarta Stock Exchange which was located in Jakarta, the capital city of Indonesia, and the Surabaya Stock Exchange which was located in Surabaya in East Java.

As of December 31, 2020, the IDX had 713 issuers for equity and 105 active brokerage houses. In 2020, IDX recorded a trading volume of around 2,752 billion shares. As of December 31, 2020, the total market capitalization was valued at approximately Rp6,970 trillion (approximately US$496 billion).

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

IDX Rule No. II A on Trading of Equity Securities as attached to the Decree of the Board of Directors of the IDX No. Kep-00025/BEI/03-2020, as amended by Decree No. Kep-00108/BEI/12-2020 ("IDX Trading Rule") provides that, the trading sessions of the IDX is as follows:

Trading Session	Market	Day	Trading Hours
Pre-opening	Regular	Monday-Friday	08.45.00-08.59.59
1st	Regular	Monday-Friday	09.00.00-11.30.00
	Cash	Monday-Friday	09.00.00-11.30.00
	Negotiated	Monday-Friday	09.00.00-11.30.00
2nd	Regular	Monday-Friday	13.30.00-14.49.59
	Negotiated	Monday-Friday	13.30.00-15.15.00
Pre-closing	Regular	Monday-Friday	14.50.00-15.04.59
Post Trading	Regular	Monday-Friday	15.05.00-15.15.00

The IDX Trading Rule, changed the group price, tick price and maximum share price movement to the following:

Group Price	Tick Price	Maximum Share Price Movement
<Rp200	Rp1	Rp10
Rp200-<Rp500	Rp2	Rp20
Rp500-<Rp2,000	Rp5	Rp50
Rp2,000-<Rp5,000	Rp10	Rp100
≥Rp5,000	Rp25	Rp250

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

The IDX Trading Rule also stipulates the change of auto rejection policy. The Jakarta Automated Trading System (JATS) will automatically reject price orders input into the JATS at the Regular and Cash Markets if (i) the selling or buying order is smaller than Rp50 (or Rp1 for rights and warrants); (ii) the selling or buying orders input into the JATS are more than 35% above or below the reference price for stock prices ranging from Rp50 to Rp200; (iii) the selling or buying orders input into the JATS are more than 25% above or below the reference price for stock price ranging from Rp200 to Rp5,000; and (iv) the selling or buying orders input into the JATS are more than 20% above or below the reference price for stock price that is more than Rp5,000. Auto rejection also arises when the selling offer or buying request volume reaches over 50,000 lot of equity securities or 5% of total securities listed, whichever is smaller. Stock trading as a result of initial public offering is determined one fold wider than auto rejection percentage as mentioned above.

Amid anxiety over the spread of the novel coronavirus (COVID-19) and disagreement between Saudi Arabia and Russia relating to oil production volumes and prices, IDX has experienced a challenging first quarter of 2020. As a result, the Jakarta Composite Index ("JCI") decreased by more than 29% over the same period. On March 12, 2020, the IDX imposed an unprecedented 30-minute trading halt. A few days before the trading halt, the IDX had taken various measures in an effort to calm the markets. These measures included, among others, the following: (i) Decree No. Kep-0024/BEI/03-2020 on Changes to the Guidelines on Handling Trading Continuity on the IDX in an Emergency Situation to, among other things, relax trading halt requirements, and (ii) a new IDX Trading Rule that, among other things, sets the limits beyond which JATS will auto-reject transactions on the IDX regular and cash markets when selling offers and/or buying orders for equity securities at exceed the price limits or amounts set by the IDX. Most recently, on September 10, 2020, the IDX announced a 30-minute trading halt due to the drop of the JCI in excess of 5% due to the announcement of the re-tightening of the large scale social restriction.

Trading on the NYSE

See "Item 12. Description of Securities Other Than Equity Securities."

B.                         SELLING STOCKHOLDERS

Not applicable.

C.                         DILUTION

Not applicable.

D.                         EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.             ADDITIONAL INFORMATION

A.                         SHARE CAPITAL

Not applicable.

B.                         MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Articles of Association

Our Articles of Association are registered in accordance with Law No.1 of 1995 on Limited Liability Companies, and approved by Ministerial Decree No.C2-7468.HT.01.04.Th.97 of 1997. Following the enactment of the Law No. 40 of 2007 on Limited Liability Companies (as amended by the Job Creation Law, "Indonesian Company Law") which revoked Law No.1 of 1995 on Limited Liability Companies, we amended our Articles of Association which were approved by the Ministry of Law and Human Rights of the Republic of Indonesia pursuant to the Decree of the Ministry of Justice and Human Rights No.AHU.46312.AH.01.02 of 2008 dated July 31, 2008 and registered in the State Gazette of the Republic of Indonesia No.84 dated October 17, 2008, Supplement to State Gazette No.20155.

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

In accordance with Article 3 of our Articles of Association, the scope of our activities is to provide telecommunications network and telecommunications and information services, as well as to optimize our Company's resources in producing high quality and competitive products and services to enhance profitability and increase the value of our Company. On June 24, 2019, our Articles of Association were amended to expand the scope of our main and supporting businesses provided for in Article 3 to cover other specified categories of activities that we engage in connection with the telecommunications and informatics networks and services as specified in 1(d) and 2(d) below. In order to achieve the aforementioned objectives, we may undertake business activities that incorporate, among others, the following:

1.	Main Business
a.

Planning, constructing, providing, developing, operating, marketing/selling/leasing and maintaining telecommunications and informatics networks to the widest extent in accordance with prevailing laws and regulations.

	b.	Planning, developing, providing, marketing/selling and improving telecommunications and informatics networks to the widest extent in accordance with prevailing laws and regulations.
	c.	Investing, including through capital participation, in other companies whose businesses align with, and in order to achieve, our purposes and objectives.
d.

Other businesses in connection with the businesses specified in 1(a) and 1(b) above, including but not limited to construction of core telecommunications infrastructures, construction of other electrical and telecommunications networks (including any related equipment), wholesale trading (for example, of office and industrial machineries), retail trading (for example, of telecommunications equipment, computers, computer equipment and accessories, video games, and office machineries), publication of directories, creation of software, production of films, private videos and television programs, activities relating to wired, wireless and satellite telecommunications, provision of premium call and short message services, provision of other value added telephony services, provision of internet services, provision of communication system services, provision of internet telephony services for public use, provision of internet interconnection services, provision of content provider services through cellular mobile networks or local fixed networks with limited mobility and other multimedia services, video game, trading applications and other computer programming activities, information security and other computer consultation and computer management services, data processing, hosting, web portals and/or digital platforms, and other information and telecommunications activities.

2.	Supporting Businesses
	a.	Providing payment transactions and money transferring services through telecommunications and informatics networks.
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

Our Articles of Association require our Board of Directors to obtain the written approval of our Board of Commissioners in order to, among other things:

● disposing, transferring and/or collateralizing the assets of the Company with a value exceeding the amount stipulated by the Board of Commissioners, except for assets recorded as supplies, in accordance with applicable capital market regulations in Indonesia;

● establishing cooperation with other business entities or parties, in the form of operational cooperation (KSO), business cooperation (KSU), licensing cooperation, Build, Operate and Transfer (BOT), Build, Transfer and Operate (BTO), Build, Operate and Own (BOO) and other agreements of similar nature for a term and value not exceeding the term and value stipulated by the Board of Commissioners;

● selecting and changing the logo of the Company;

● stipulating the organizational structure one level below the Board of Directors;

● certain acts of making capital participations, divesting capital participations, as well as effecting changes to the capital structure of other companies, subsidiaries or joint venture companies, including capital participations in other companies through subsidiaries whose funding originates from the Company, in an amount stipulated by the Board of Commissioners, in accordance with applicable capital market regulations in Indonesia;

● establishing subsidiaries and/or joint venture companies by investing an amount as stipulated by the Board of Commissioners in accordance with applicable capital market regulations in Indonesia;

● nominating candidates to the Board of Directors or Board of Commissioners of our subsidiaries which provide a significant contribution (based on contribution to Telkom's consolidated total assets or consolidated revenue) to Telkom and/or its strategic goals, among other factors, as stipulated by our Board of Commissioners;

● merging, consolidating, acquiring, divesting or dissolving subsidiaries and joint venture companies, such operations representing amounts not exceeding the limit stipulated by the Board of Commissioners in accordance with applicable capital market regulations in Indonesia;

● giving a guarantee with our Company acting as guarantor (as a borg or avalist under Indonesian law) for an amount stipulated by the Board of Commissioners in accordance with applicable capital market regulations in Indonesia;

● taking or granting medium/long-term loans in amounts stipulated by the Board of Commissioners in accordance with applicable capital markets regulations in Indonesia;

● granting non-operational short/medium/long-term loans, excluding loans provided to subsidiaries, that are reported to the Board of Commissioners;

● writing-off uncollectible receivables and unused inventory in an amount not exceeding the limit stipulated by the Board of Commissioners;

● undertaking activities that are categorized as material transactions according to the prevailing laws and regulations in the capital market sector in an amount stipulated by the Board of Commissioners, unless such activities are included in the material transactions which are exempted by prevailing laws and regulations in the capital market sector; and

● undertaking activities which are not yet stipulated in the work plan and budget of the Company.

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

Our Articles of Association do not contain any requirement for our Directors to: (i) retire by a specified age; or (ii) to own any or a specified number of shares of our Company. The rights, preferences and restrictions attaching to each class of the shares of our Company in respect of specified matters are set forth below:

● Dividend rights. Dividends are to be paid based upon our financial condition and in accordance with the resolution of the shareholders in a GMS, which will also determine the form of and time of payment of the dividend;

● Voting rights. The holder of each voting share is entitled to one vote at a GMS;

● Rights to share in our Company's profits. See "— Dividend rights" above;

● Rights to share in any surplus in the event of liquidation. Stockholders are entitled to surplus in the event of liquidation in accordance with their proportion of shareholding, provided the nominal value of the common stock that they hold is fully paid-up;

● Redemption provisions. There are no stock redemption provisions in our Articles of Association. However, based on Article 37 of the Indonesian Company Law, we may buy back up to 10% of our issued and outstanding shares;

● Reserved fund provisions. We are required to set aside retained earnings in the amount of at least 20% of our issued capital to cover potential losses. If the amount in the reserved fund exceeds 20% of our issued capital, a GMS may authorize us to utilize such excess funds for the purposes of our Company;

● Liability for further capital calls. Our shareholders may be asked to subscribe for new shares in our Company from time to time. Such rights are to be offered to shareholders prior to being offered to third parties and may be transferred at the option of the shareholder. Our Board of Directors is authorized to offer the new shares to third parties in the event that an existing shareholder is unable or unwilling to subscribe for such new shares; and

● Our Articles of Association do not contain any provisions discriminating against any existing or prospective holder of such securities because of such shareholder owning a substantial number of shares. Additionally, our Articles of Association do not provide for staggered boards, cumulative voting or sinking a fund.

In order to change the rights of shareholders, an amendment to the relevant provisions of our Articles of Association is required. Any amendment to our Articles of Association requires the approval of the holder of the Dwiwarna Share and the other shareholders or their authorized proxies jointly representing at least two thirds of the total number of votes cast in the meeting.

Any GMS may only be convened upon the issuance of the requisite announcement by us. In addition, the Board of Directors may issue such announcement and convene an EGMS following a written request by the Board of Commissioners or one or more shareholders holding at least 10% of our shares, in aggregate. The announcement is to be published in at least one newspaper in Indonesia (in Bahasa Indonesia) having general circulation within Indonesia and on the website of our Company (in Bahasa Indonesia and/or other languages as determined by regulations) and the IDX. Such announcement of a GMS is required to be given to shareholders at least 14 days (without counting the notice date and the invitation date) prior to the invitation for the GMS. The invitation for the GMS is also required to be published in the same manner as with the announcement of the notice at least 21 days (without counting the invitation date and the meeting date) prior to the GMS. Unless otherwise specified by law or the Articles of Association, the quorum for AGMS or EGMS requires shareholders representing more than one-half of the total shares with voting rights issued by us and binding resolutions may be passed if approved by more than one-half of the shareholders attending the GMS with valid voting rights. In case the quorum is not reached, then invitation to a second meeting can be made without prior announcement that an invitation to a meeting will be made. Such invitation to the meeting is required to be served at least seven days prior to the second meeting (without counting the invitation date and the meeting date). The second meeting will be valid if attended by shareholders representing at least one-third of the total shares with valid voting rights and may pass binding resolutions if approved by more than one-half of the attended shareholders with valid voting rights. In case the quorum is not reached at the second meeting, a third meeting may be held, at our Company's request, with the quorum of attendance and voting requirements to be determined by the OJK in accordance with the provisions of the laws.

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

Under Law No. 40 of 2007 on Limited Liability Companies (as amended by the Job Creation Law, "Indonesian Company Law"), a merger or consolidation may only be completed if a merger/consolidation plan, containing the prescribed elements together with the draft deed of merger or draft deed of consolidation, is approved by a general meeting of shareholders of each of the companies involved. A three-quarters vote cast at the meeting is required at a general meeting of shareholders where a quorum of three-quarters of the shares with valid voting rights is present. Before the transaction is submitted for approval to the general meeting of shareholders, the directors must publish a summary of the merger/consolidation plan in one national newspaper and make an announcement in writing to the employees at least 30 days prior to "calling" the general meeting of shareholders.

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
Indemnification of directors and executive management and limitation on liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

●     any breach of a director's duty of loyalty to the corporation or its shareholders;

●     acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

●     statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

●     any transaction from which the director derived an improper personal benefit.

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

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

●     by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

●     by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

Under Indonesian Company Law, a member of the board of directors cannot be held liable for the company's losses if he/she can prove that:

●     the losses were not caused by his/her own fault or negligence;

●     he/she acted in good faith, prudently, and in furtherance of and in accordance with the purposes of the company;

●     he/she does not have any direct or indirect conflict of interest in connection with the management action which caused the loss; and

●     he/she has taken actions to prevent such losses or the continuation thereof.

Under Indonesian Company Law, the term "take actions to prevent such losses or the continuation thereof" includes obtaining sufficient information with regard to the management action that may cause the losses, including through convening a meeting of the board of directors.

Delaware Law	Indonesian Law

●     by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

●     by the shareholders.

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

●     the duty of care; and

●     the duty of loyalty.

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
Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation's outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15.0% or more of the corporation's outstanding voting stock within the past three years.

For Indonesian public companies, affiliated party transaction and conflict of interest transaction rules may apply to transactions between public companies and any of their principal shareholders (where a "principal shareholder" is defined as the owner, directly or indirectly, of at least 20% of the outstanding shares in a public company) or "controlling persons" (pengendali) (defined as persons who (i) own more than 50% of the issued and paid-up shares in a company or (ii) have the ability to determine, directly or indirectly, in whatsoever manner, the management and/or policies of a company).

Affiliated Party Transaction

An affiliated party transaction is defined as any activity or transaction conducted by a public company or a controlled company: (i) with an affiliate (a category defined under Indonesian capital market rules which includes principal shareholders) of the public company or an affiliate of a member of the board of directors, the board of commissioners, a principal shareholder or a controlling person (pengendali) of such public company, or (ii) in the interest of an affiliate of a member of the board of directors, the board of commissioners, a principal shareholder or a controlling person (pengendali) of such public company.

Affiliated party transactions must be, among other things, in compliance with the public company's internal policy governing related party transactions, disclosed to the public, reported to the relevant authority, and supported by a fairness opinion issued by a registered independent appraiser, unless it is an exempt transaction.

Conflict of Interest Transaction

A conflict of interest is defined as the difference between the economic interests of a public company and the personal economic interests of its directors, commissioners, principal shareholders or controlling persons (pengendali), which may cause losses to such company. In practice, fairness opinions by a registered independent appraiser are used to assess whether a transaction may be affected by a conflict of interest. By law, OJK has discretion to determine if certain affiliated party transactions involve any conflict of interest, and would therefore require the approval of independent shareholders.

Delaware Law	Indonesian Law

If the transaction between the public company and a principal shareholder is deemed a conflict of interest transaction, the public company needs to, among other things, obtain the approval of its independent shareholders in a general meeting of shareholders, unless exempted. Independent shareholders are defined as shareholders having no conflict of interest in respect of the transaction, and the independent shareholders must make a declaration to that effect, and is not a member of the board of directors, a member of the board of commissioners, a principal shareholder or a controlling person (pengendali) (or an affiliate of the foregoing persons or entities) of such public company.

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

Delaware Law	Indonesian Law
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

Such application can be made by:

●     one or more shareholders holding at least 10% of the total number of issued voting shares;

●     any other party that, pursuant to prevailing regulations, the company's articles of association or an agreement with the company, is granted such authority to submit the request for examination; or

●     the State Attorney, for public order purposes.

Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

●     out of its surplus; or

●     in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year.

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

Interim dividends may also be distributed, provided that:

Delaware Law	Indonesian Law

●     the company's articles of association allow it;

●     the amount of the company's net profit exceeds the amount of the issued and paid-up capital plus the reserve fund; and

●     the distribution of the interim dividends will neither cause the company to be unable to pay its obligations to its creditors, nor disrupt the company's operations.

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

●     Issuance of new shares in an amount that is still within the company's authorized capital must be approved by a general meeting of shareholders attended by shareholders representing more than one-half of the total number of issued voting shares in the company, and the decision must be approved by shareholders representing more than one-half of the total votes validly cast at the meeting.

●     Issuance of new shares in an amount that exceeds the company's authorized capital must be approved by a general meeting of shareholders attended by shareholders representing at least two-thirds of the total number of issued voting shares. The general meeting of shareholders may adopt valid resolutions with affirmative votes representing at least two-thirds of the total votes validly cast at the meeting (or more than two-thirds for public companies).

C.                         MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business within the two years preceding the date of this annual report.

D.                         EXCHANGE CONTROLS

See "Item 3. Key Information — Selected Financial Data — Exchange Controls" included elsewhere in this annual report on Form 20-F.

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

Indonesian Taxation

The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of common stock or ADSs to a non-resident individual or non-resident entity that holds common stock or ADSs (a "Non-Indonesian Holder"). A "non-resident individual" is a foreign national individual who does not reside in Indonesia and is not physically present in Indonesia for more than 183 days within a 12-month period, or an Indonesian citizen who is residing outside of Indonesia for more than 183 days within a 12-month period and fulfills certain requirements on her or his place of residency, main activities, habitual abode, tax status and/or other requirements, during which period such non-resident individual receives income in respect of the ownership or disposition of common stock or ADSs and a "non-resident entity" is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-resident entity receives income in respect of the ownership or disposition of common stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

Dividends

Dividends declared by us out of retained earnings and distributed to a Non-Indonesian Holder in respect of common stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this annual report on Form 20-F, is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable, provided the recipient is able to comply with the following strict requirements:

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

Stamp Duty

Until December 31, 2020, stock transactions in Indonesia were subject to a stamp duty in the nominal amount of Rp6,000 for transactions having a value in excess of Rp1.0 million and Rp3,000 for transactions having a value of up to Rp1.0 million. Generally, the stamp duty is due at the time the document effecting the stock transfer is executed. Such stamp duty is payable by the party that benefits from the executed document unless both parties state otherwise.

Since January 1, 2021, pursuant to Law No.10 of 2020 on Stamp Duty ("Law No. 10/2020"), the nominal amount of the Indonesian stamp duty is Rp10,000 for documents concerning civil matters and documents presented as evidence before a court of law. Law No.10/2020 stipulates the triggering event for each type of document (e.g., for agreements, the stamp duty becomes due and payable upon signing, and for documents relating to securities transactions effected through the stock exchange, the stamp duty becomes due and payable when the documents evidencing the transfer (e.g., the trade confirmation for trading of stocks listed on the IDX) are made (e.g., issued by the broker)). Such stamp duty is payable by the relevant party as set out in the law. For documents relating to listed stock transactions (i.e., trade confirmations), the stamp duty is payable by the recipient of the document (i.e., the purchaser of the securities). For other types of commercial papers (e.g., collective share certificates evidencing ownership of non-listed securities), the stamp duty is payable by the issuer of such commercial paper when the document evidencing ownership of the commercial papers are made by the issuer of the securities.

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

This summary does not discuss all aspects of U.S. federal income taxation which may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including, but not limited to, a person who directly, indirectly or constructively owns 10% or more of the stock of the company, a person who acquires ADSs or common stock pursuant to the exercise of any employee share option or otherwise as compensation, banks and other financial institutions, insurance companies, broker or dealers in securities, a trader in securities who elects to use a mark-to-market method of accounting for its securities holdings, a person that may have been liable for alternative minimum tax, regulated investment companies, real estate investment trusts, partnerships and their partners, individual retirement and other tax-deferred accounts, certain former U.S. citizens or long-term residents, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, investors that will hold ADSs or common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs or common stock being taken into account in an applicable financial statement, or investors that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address U.S. federal estate, gift or alternative minimum taxes, the U.S. federal Medicare tax on net investment income, or state, local, or non-U.S. tax considerations. Each U.S. Holder is urged to consult such holder's tax advisor regarding the U.S. federal, state, local and non-U.S. income, and other tax considerations of their investment in the ADSs or common stock.

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

Distributions on the Common Stock or ADSs

Subject to the discussion below under "Passive Foreign Investment Company," the gross U.S. Dollar amount of any distribution of cash or property (without deduction for any tax withheld), other than certain pro rata distributions of common stock, we make on the common stock or ADSs out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder's gross income as ordinary dividend income when the distribution is actually or constructively received by such U.S. Holder, or by the depositary in the case of ADSs. We do not calculate earnings and profits in accordance with U.S. tax principles. Accordingly, all distributions by us to U.S. Holders will generally be treated as dividends. Any dividend will not be eligible for the dividends-received deduction generally granted to U.S. corporations in respect of dividends received from U.S. corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

The U.S. Dollar amount of dividends received by certain non-corporate U.S. Holders will generally be taxable at favorable rates as opposed to being taxable at ordinary income rates if the dividends are "qualified dividends." Dividends paid on ADSs or common stocks will be treated as qualified dividends if (i) certain holding period requirements are met, (ii) either the Treaty is a qualified treaty for purposes of the "qualified dividend" rules, or the dividends are with respect to ADSs readily tradable on a U.S. securities market, and (iii) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a "passive foreign investment company," or PFIC. The Treaty has been approved for purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty so long as there is substantial and regular trading in our common stock on the IDX. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the New York Stock Exchange.

Based on our Consolidated Financial Statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2020 taxable year. In addition, based on our Consolidated Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate we will be a PFIC for any future taxable year. However, our status for the 2020 taxable year and future taxable years will depend on our income and assets (which for this purpose depends in part on the market value of the ADSs or common shares) in those years. See the discussion below under "Passive Foreign Investment Company."

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

Passive Foreign Investment Company

The Code provides special, generally adverse, rules regarding certain distributions received by U.S. persons with respect to, and sales, exchanges and other dispositions, including pledges, of shares of stock of, a PFIC. In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

● 75% or more of its gross income for such year consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to passive income; or

● 50% or more of the average quarterly value of its gross assets during such year consists of assets that produce, or are held for the production of, passive income.

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

We do not believe we were a PFIC for prior taxable years, and based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the ADSs and common stock, we do not believe that we are a PFIC for our 2020 taxable year and we do not expect to become a PFIC for future taxable years. This is a factual determination, however, that must be made annually at the end of the taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for our 2020 taxable year or for any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the ADSs or common stock may cause us to be considered a PFIC in the current or any subsequent year.

If we were a PFIC in any taxable year that a U.S. Holder held the ADSs or common stock, such U.S. Holder generally would be subject to special rules with respect to "excess distributions" made by us on the ADSs or common stock and with respect to gain from a U.S. Holder's disposition of the ADSs or common stock. An "excess distribution" generally is defined as the excess of the distributions a U.S. Holder receives with respect to the ADSs or common stock in any taxable year, over 125% of the average annual distributions that such U.S. Holder has received from us during the shorter of the three preceding years, or such U.S. Holder’s holding period for the ADSs or common stock. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the ADSs or common stock ratably over such U.S. Holder’s holding period for the ADSs or common stock. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest U.S. federal income tax rate on ordinary income in effect for such taxable year, and a U.S. Holder would be subject to an interest charge (at the rate generally applicable to an underpayment of tax) on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable year. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in a U.S. Holder’s gross income for the taxable years of the excess distribution or disposition and taxed as ordinary income.

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

If we were regarded as a PFIC, a U.S. Holder of ADSs or common stock generally would be required to file an information return on Internal Revenue Service ("IRS") Form 8621 for any year in which the U.S. Holder received a direct or indirect distribution with respect to the ADSs or common stock, recognized gain on a direct or indirect disposition of the ADSs or common stock, or made an election with respect to the ADSs or common stock, reporting distributions received and gains realized with respect to the ADSs or common stock. In addition, if we were regarded as a PFIC, a U.S. Holder would be required to file an annual information return (also on IRS Form 8621) relating to the U.S. Holder's ownership of the ADSs or common stock. This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

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

The discussion above is a general summary only. It is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADSs or common stock. Each prospective U.S. Holder should consult with such U.S. Holder’s own tax advisor concerning the tax consequences to such U.S. Holder of an investment in ADSs or common stock, in light of such U.S. Holder’s particular circumstances.

F.                         DIVIDENDS AND PAYING AGENTS

Not applicable.

G.                         STATEMENT BY EXPERTS

Not applicable.

H.                         DOCUMENTS ON DISPLAY

Any material which is filed as an exhibit to this annual report on Form 20-F with the U.S. Securities and Exchange Commission is available for inspection at our offices. See "Item 4. Information on the Company — History and Development of the Company — Profile of Telkom Indonesia."

I.                         SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks that arise from changes in foreign exchange rates and interest rates risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2020, assets in foreign currencies represented 172% of our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2018, 2019 and 2020 as the Indonesian economy was affected by changes in the U.S. Dollar to Indonesian Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2021 or thereafter.

Foreign Exchange Rate Risk

We are exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies, primarily in U.S. Dollar and Japanese Yen. Our exposures to other foreign exchange rates are not material. The foreign currency exchange rate risks on our obligations are expected to be partly offset by time deposits and receivables denominated in foreign currencies, which are generally equal to at least 25% of our current foreign currency liabilities.

For the sensitivity analysis of the risk of foreign exchange rate exposure, we take into consideration the assets and liabilities with exposure to the fluctuation of exchange rates recorded in our consolidated balance sheet. This analysis considers only financial assets and financial liabilities registered in U.S. Dollar and Japanese Yen, since our exposure to exchange variations against other foreign currencies is not material.

Information on such sensitivity analysis showing the impact on our equity and profit/(loss) of hypothetical variations of the U.S. Dollar and the Japanese Yen against the Rupiah as of December 31, 2020 can be found in Note 35.b.i of our Consolidated Financial Statements. As of December 31, 2020, we estimate that 1% appreciation of the U.S. Dollar against the Rupiah and 5% appreciation of the Japanese Yen against the Rupiah would cause Rp33 billion profit (compared to Rp18 billion profit as of December 31, 2019) and Rp21 billion loss (compared to Rp25 billion loss as of December 31, 2019), respectively. Further, as of December 31, 2020, we estimate that 1% depreciation of the U.S. Dollar against the Rupiah and 5% depreciation of the Japanese Yen against the Rupiah would cause Rp33 billion loss and Rp21 billion profit, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

The below table shows a break down by main categories of financial assets and financial liabilities of our exposure to foreign currency risk as of December 31, 2020:

Foreign Exchange Risk	Outstanding Balance
	as of December 31, 2020		Expected Maturity Date
	Foreign	Rp							Fair
	Currency	Equivalent	2021	2022	2023	2024	2025	Thereafter	Value
	(million)	(Rp billion)	(Rp billion)
ASSETS
Cash and Cash Equivalents
U.S. Dollar	194	2,730	2,730	—	—	—	—	—	2,730
Japanese Yen	1	0	0	—	—	—	—	—	0
Others(1)	15	216	216	—	—	—	—	—	216
Other Current Financial Assets
U.S. Dollar	57	802	802	—	—	—	—	—	802
Others(1)	—	—	—	—	—	—	—	—	—
Trade Receivables
Related Parties
U.S. Dollar	1	10	10	—	—	—	—	—	10
Others(1)	0	0	0	—	—	—	—	—	0
Third Parties
U.S. Dollar	161	2,264	2,264	—	—	—	—	—	2,264
Others(1)	7	99	99	—	—	—	—	—	99
Other Receivables
U.S. Dollar	0	6	6	—	—	—	—	—	6
Others(1)	0	2	2	—	—	—	—	—	2
Other Current Assets
U.S. Dollar	—	—	—	—	—	—	—	—	—
Others(1)	—	—	—	—	—	—	—	—	—
Other Non-current Assets
U.S. Dollar	114	1,607	1,607	—	—	—	—	—	1,607

Foreign Exchange Risk	Outstanding Balance
	as of December 31, 2020		Expected Maturity Date
	Foreign	Rp							Fair
	Currency	Equivalent	2021	2022	2023	2024	2025	Thereafter	Value
	(million)	(Rp billion)	(Rp billion)
Japanese Yen	60	8	8						8
Others(1)	9	132	132	—	—	—	—	—	132
LIABILITIES
Trade Payables
Related Parties
U.S. Dollar	0	0	0	—	—	—	—	—	0
Others(1)	—	—	—	—	—	—	—	—	—
Third Parties
U.S. Dollar	143	2,012	2,012	—	—	—	—	—	2,012
Japanese Yen	22	3	3	—	—	—	—	—	3
Others(1)	6	89	89	—	—	—	—	—	89
Other Payables
U.S. Dollar	4	50	50	—	—	—	—	—	50
Others(1)	2	29	29	—	—	—	—	—	29
Accrued Expenses
U.S. Dollar	52	736	736	—	—	—	—	—	736
Japanese Yen	10	1	1	—	—	—	—	—	1
Others(1)	2	22	22	—	—	—	—	—	22
Advances from Customers
U.S. Dollar	0	2	2	—	—	—	—	—	2
Short-term Bank Loans
U.S. Dollar	6	87	87	—	—	—	—	—	87
Current Maturities of Long-term Liabilities
U.S. Dollar	19	266	266	—	—	—	—	—	266
Japanese Yen	768	105	105	—	—	—	—	—	105
Others(1)	0	4	4	—	—	—	—	—	4
Other Liabilities
U.S. Dollar	12	176	8	42	42	42	42	—	176
Others(1)	—	—	—	—	—	—	—	—	—
Long-term Liabilities(2)
U.S. Dollar	47	655	—	235	221	147	52	—	655
Japanese Yen	2,304	315	—	105	105	105	—	—	315
Others(1)	3	37	—	4	4	4	4	21	37

Notes:

(1)	Asset and liabilities denominated in other foreign currencies are presented as U.S. Dollar equivalent using the Reuters bid and offer rates prevailing at the end of the reporting period.
(2)	Long-term liabilities for the purpose of this table consist of loans denominated in foreign currencies from two-step loans and long-term bank loans.

Interest Rate Risk

Our exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. Borrowings at variable interest rates expose our Company and our subsidiaries to interest rate risk. In order to reduce our exposure to interest rate fluctuations, we aim to balance the share of our fixed rate loans and floating rate loans in our bank borrowings. We try to achieve this where there are opportunities to increase the share of fixed-rate loans in our overall loan portfolio in light of prevailing interest rates available in the market at any given time and based on market and our expectations as to future floating and fixed interest rates. As of December 31, 2020, approximately 61.4% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans. To measure market risk fluctuations in interest rates, our Company and our subsidiaries primarily use the interest margin and maturity profile of the financial assets and liabilities based on the changing schedule of the interest rate.

In this annual report on Form 20-F, we chose to provide investors with the results of a sensitivity analysis related to our interest rate risk sensitive instruments as opposed to the tabular presentation of information related to interest rate risk sensitive instruments we disclosed in previous annual reports on Form 20-F. We believe such presentation, together with comparable information for the financial year ended December 31, 2019, makes it easier to understand the impact of variations in interest rates on our Company's financial performance and financial position as we use selected hypothetical changes in interest rates to illustrate such impact. We also believe this type of sensitivity analysis provides useful information and is widely used by investors for measuring the impact of such variations on interest rate risk sensitive instruments held by issuers.

As of December 31, 2020, we estimate that a decrease by 25 basis points in the interest rates of our variable rate borrowings would have increased our equity and profit or loss by Rp99 billion (compared with a Rp73 billion increase as of December 31, 2020); a similar increase by 25 basis points in the interest rates of our variable rate borrowings would have decreased our equity and profit or loss by Rp99 billion (compared with a Rp73 billion decrease as of December 31, 2020). The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

Credit Risk

Credit risk is the potential financial loss resulting from the failure of a customer or counterparty to settle its financial obligations to us in accordance with the terms and conditions of the contract as and when they fall due. Credit risk arises mainly from trade receivables from the sales of products and services. Our management has a credit policy in place to monitor credit risk on an ongoing basis. As at December 31, 2020 there were no significant concentrations of credit risk. Since early 2020, however, due to the COVID-19 outbreak, certain of our customers, in particular in the Enterprise segment, have been facing business and financial difficulties. We have increased the monitoring of our customers' accounts and the balance of our receivables. We have agreement to postpone payments of fees due for certain of our enterprise customers in consideration of our pre-existing business relationship with them and in light of current circumstances and hardship. In an effort to attenuate such counterparty risk, since early 2020 we have asked our individual customers to make a one-month deposit based on their standard subscription fee that can be used to offset any fee amount accrued and unpaid. As at December 31, 2020, customers' default on fee payments had not significantly increased compared to the preceding financial year. For additional information on the maximum exposure to credit risk of our financial assets as at December 31, 2020, please refer to Note 35.b.iv to our Consolidated Financial Statements.

Foreign Exchange Rate Risk

We classify our financial assets as at amortized cost, at Fair Value through Profit or Loss ("FVTPL") and Fair Value through Other Comprehensive Income ("FVTOCI"). We are exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains arising from changes in the fair value of financial assets measured at FVTPL are recognized in our consolidated statements of profit or loss and other comprehensive income. We monitor periodically the performance of our financial assets measured at FVTPL, and we regularly assess their relevance to our long-term strategic plans.

As of December 31, 2020, our management considered the price risk for our financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

Liquidity Risk

Liquidity risk arises in situations where we experience difficulties in fulfilling our financial obligations when they become due. Prudent liquidity risk management implies maintaining sufficient cash in order to meet our financial obligations. We regularly monitor our financial position ratios, such as liquidity ratios and debt-to-equity ratios, and our ability to comply with applicable covenant in our financial agreements. For additional information on our exposure to liquidity risk, please refer to Note 35.b.v to our Consolidated Financial Statements.

(1)

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

American Depositary Shares

Bank of New York Mellon Corporation (previously "The Bank of New York") serves as the "Depositary" for our ADSs, which are traded on the NYSE. See Exhibit 2.1 to this Form 20-F for a description of our ADSs.

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

Voting Rights

Upon receipt of notice of any meeting of shareholders or other Deposited Securities, the Depositary shall provide ADR Holders with a notice of such meeting. Such notice shall contain the same information as is contained in such notice of meeting and a statement that the ADR Holders as of the close of business on a specified record date will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of shares represented by their respective ADSs and a statement as to the manner in which such instructions may be given. Upon the ADR Holder's request on such record date, received on or before the date specified by the Depositary, the Depositary shall endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by the ADS evidenced by such ADR in accordance with the ADR Holder's instructions.

If no such instructions are received by the Depositary on or before the date specified by the Depositary, the Depositary shall deem that such holder of ADRs has instructed the Depositary to give a discretionary proxy to a person designated by us with respect to such Deposited Securities and, if and to the extent permitted under Indonesian laws and our Articles of Association, the Depositary shall give a direction proxy to a person designated by us to vote such Deposited Securities, except where we have informed the Depositary that we do not wish such proxy to be given or that such matter materially and adversely affects the rights of the holders of the shares.

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

Cash Distributions

Whenever the Depositary receives any cash dividend or other cash distribution on any Deposited Securities, the Depositary shall convert such dividend or distribution into U.S. Dollars and distribute the amount so receive to the entitled ADR Holders in proportion to the number of ADS representing such Deposited Securities held by them. Where we are or the Depositary is required to withhold from such cash dividend or such other cash distribution an amount on account of taxes or other governmental charges, and such amount is so withheld, the amount distributed to the relevant ADR Holders shall be reduced accordingly.

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

In circumstances in which rights would otherwise not be distributed, if an ADR Holder requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADS of such ADR Holder, the Depositary will make such rights available to such ADR Holder upon written notice from us to the Depositary. ADRs so distributed shall be legend in accordance with applicable U.S. laws and all be subject to the appropriate restrictions on sale, deposit, cancellation, and transfer under such laws.

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

Reclassification, Recapitalization and Mergers

In circumstances not considered to be distribution of shares, upon any change in nominal value, change in par value, split-up, consolidation, or any other reclassification of the Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation, or sale of assets affecting us or to which we are a party, any securities which shall be received by the Depositary or a custodian in exchange for or in conversion of or in respect of the Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and the ADS shall represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities received in exchange for conversion. The Depositary may also or, if requested by us, shall execute and deliver additional receipts as in the case of a dividend in shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities.

If the Depositary determines that any such adjustment, delivery or exchange is not lawful or practicable, the Depositary may sell such securities or property at a public or private sale and distribute the net proceeds to the entitled ADR Holders as in the case of a cash distribution.

Depository Payments

We entered into a new agreement with the Depositary in 2016 pursuant to which the Depositary agreed to reimburse us up to US$1.0 million in 2016 and up to US$850,000 in each of the subsequent six years for certain expenses we incur in relation to the administration and maintenance of the ADS facility, including, but not limited to, investor relations expenses, legal fees and disbursements and other ADS program-related expenses. The reimbursement will be adjusted if the Depositary's collection of dividend fees and the number of ADSs outstanding falls below a stipulated minimum. In 2020, we received reimbursement of approximately US$927,141.30 from the Depositary for such expenses.

The Depositary did not waive, or pay directly to third parties on our behalf, any expenses relating to the year ended December 31, 2020.

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

US$0.02 (or less) per ADS.	Any cash payment to registered ADS shareholders.
Up to US$0.05 per ADS.	Receiving or distributing dividends.
A fee equivalent to the fee payable if the securities distributed to shareholders had been shares and those shares had been deposited for the issuance of ADS.	Delivery of securities by the Depositary to registered ADS shareholders.
US$0.02 (or less) per ADS per calendar year.	Depositary services.

Shareholders depositing or withdrawing ordinary shares or ADS must pay:	For:
Registration or transfer fees.	Transfer or registration of shares on the share register to or from the name of the Depositary or its agent when shareholders deposit or withdraw ordinary shares.
Depositary fees.	Telegram, telex and fax transmissions (if provided for in the Deposit Agreement). Converting foreign currency to U.S. Dollar.
Taxes and other duties levied by the Government, the Depositary or the custodian upon payment of the ADSs or other shares underlying the ADSs, such as share transfer tax, stamp duty or income tax.	As necessary.
Any costs incurred by the Depositary or its agent for servicing the securities deposited.	As necessary.

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

Neither we nor the Depositary shall be liable for any of our or the Depositary's action or non-action in reliance on the advice or information from legal counsel, accountants, any person presenting shares for deposit, any ADR Holder or any other person we or the Depositary believed in good faith to be competent to give such advice or information.

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages and delinquencies to which this Item applies.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.            CONTROLS AND PROCEDURES

A.                         DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of December 31, 2020, as required by Rule 13a-15(b) under the Exchange Act.

Our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective. Controls and procedures conducted by management include controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

B.                         MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and executed by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of our Company are being made only in accordance with authorizations of our management and Board of Directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (2013 framework). Based on this assessment, management concluded that as of December 31, 2020, our internal control over financial reporting was effective.

C.                         ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by KAP Purwantono, Sungkoro & Surja, an independent registered public accounting firm, as stated in their report which is included in the Consolidated Financial Statements.

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

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

In February 26, 2021, the Board of Commissioners determined that Mr. Emmanuel Bambang Suyitno, a member of the Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F and as an "independent" member in accordance with the provisions of Rule 10A-3 under the Exchange Act. Mr. Suyitno has been a member of our Audit Committee since September 1, 2020. Previously Mr. Suyitno served as a member of the Corporate Secretary Division of PT PP Presisi Tbk (2017-2020), Senior Vice President – Head of Investor Relations, Corporate Finance, MIS & Audit of Lucky Group of Indonesia (2016-2017), and as Audit Committee Member of PT Danareksa (Persero) (2014-2016).

ITEM 16B.         CODE OF ETHICS

In compliance with Section 406 of the Sarbanes-Oxley Act of 2002, our code of ethics applies equally to our Commissioners, our President Director and our Director of Finance (positions equivalent to Chief Executive Officer and Chief Financial Officer, respectively), Directors and other key officers as well as all of our employees. You may view our code of ethics on our website at https://www.telkom.co.id/sites/about-telkom/en_US/page/code-of-ethics-and-corporate-culture-80. Amendments to or waivers from the code of ethics will be posted on our website as well. Information contained on that website is not a part of this annual report on Form 20-F. Copies of our code of ethics may also be obtained at no charge by writing to our Investor Relations Unit at Telkom Landmark Tower, 39th Floor, Jl. Gatot Subroto No.52, Jakarta 12710, Indonesia.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

In line with existing procedures and taking into consideration the independence and qualifications of independent auditors, at our AGMS on June 19, 2020, we appointed KAP Purwantono, Sungkoro & Surja (formerly Purwantono, Suherman & Surja) (a member firm of Ernst & Young Global Limited), a registered KAP with the OJK, to perform the audit on our Consolidated Financial Statements for the year ended December 31, 2020 and on the effectiveness of internal control over financial reporting as of December 31, 2020. The fee for the audit for 2020 was agreed at Rp65.4 billion (excluding VAT).

KAP Purwantono, Sungkoro & Surja has been our public accountant since 2012.

KAP Purwantono, Sungkoro & Surja is also assigned to perform an audit of funds utilization of the Partnership and Community Development Program ("PKBL") for 2020.

FEES AND SERVICES OF THE EXTERNAL AUDITOR

The following table summarizes the fees for audit services in 2018, 2019 and 2020:

	For Years Ended on December 31,
	2018	2019	2020
	(Rp million)	(Rp million)	(Rp million)
Audit Fee	51,826	57,055	63,461
All Other Fees	2,819	2,055	1,925

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

Our Audit Committee has seven members: three Independent Commissioners, two Commissioners and two external independent members who are not affiliated with our Company.

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

On November 30, 2004, the National Committee on Governance Policy (Komite Nasional Kebijakan Governance, "KNKG") was established pursuant to the Decree of the Coordinating Minister for Economic Affairs No.KEP.49/M.EKONOM/1/2004 ("KEP.49"), which was formed to revitalize the former National Committee on Good Corporate Governance established in 1999. The KNKG aims to enhance the comprehension and implementation of good governance in Indonesia and advises the Government on governance issues, both in public and corporate sectors. KEP.49 was lastly amended and revoked by the Decree of the Coordinating Minister for Economic Affairs No. 117 of 2016. Pursuant to Decree No.44 of 2021 on KNKG issued on 2021, the KNKG will have, among other things, a new organizational structure and new duties (such as monitoring and evaluating the implementation of good governance relating to the new licensing policy introduced by the Job Creation Law).

The KNKG formulated the Code for Good Corporate Governance 2006 (the "GCG Code") which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent commissioners and nomination and remuneration committees by the board of commissioners, as well as increasing the scope of disclosure obligations for Indonesian companies. Although the KNKG recommended that the GCG Code be adopted by the Government as a basis for legal reform, as of the date of this annual report on Form 20-F, the Government has not enacted regulations that fully implement the provisions of the GCG Code.

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

C.                         COMMITTEES

See "Item 16D. Exemptions from the Listing Standards for Audit Committees."

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

ITEM 18.            FINANCIAL STATEMENTS

See pages F-1 through F-142.

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

Jakarta, April 30, 2021

By:	/s/ Ririek Adriansyah
Ririek Adriansyah
President Director / Chief Executive Officer

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.
and its subsidiaries

Consolidated financial statements

as of December 31, 2019 and 2020

and for each of the three years in the period ended December 31, 2020 with report of independent registered public accounting firm

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated financial statements

as of December 31, 2020 and for the year then ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, we undersigned:

1. Name	: Ririek Adriansyah
Business address	: Jl. Japati No.1 Bandung 40133
Address	: Jl. Kenanga V B-6 No. 6 Taman Duta RT 002 RW 009
Kelurahan Cisalak, Kecamatan Sukma Jaya, Depok
Phone	: (022) 452 7101
Position	: President Director

2. Name	: Heri Supriadi
Business address	: Jl. Japati No.1 Bandung 40133
Address	: Jl. Rancamayar No.18 RT 001 RW 008
Kelurahan Gumuruh Kecamatan Batununggal, Bandung
Phone	: (022) 452 7201/ 021 520 9824
Position	: Director of Finance

We hereby state as follows:

1.	We are responsible for the preparation and presentation of the consolidated financial statement of PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;
2.	The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with International Financial Reporting Standards;
3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statement;
4.	The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;
5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, April 30, 2021

/s/ Ririek Adriansyah Ririek Adriansyah	/s/ Heri Supriadi Heri Supriadi
President Director	Director of Finance

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2020

AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2020

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

Report No. 00013/2.1032/NS.0/06/1007-2/1/IV/2021

To the Shareholders and the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2021 expressed an unqualified opinion thereon.

Adoption of a New Accounting Standard

As discussed in Note 2l to the accompanying consolidated financial statements, the Group has changed its method for accounting for leases since January 1, 2019 following the adoption of International Financial Reporting Standards 16, “Leases”.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

.

Report of Independent Registered Public Accounting Firm (continued)

Report No. 00013/2.1032/NS.0/06/1007-2/1/IV/2021 (continued)

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee of the Company and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements, and (2) involved our especially challenging, subjective, or complex judgments.  The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of property and equipment estimated useful lives

As of December 31, 2020, the balance of consolidated property and equipment of the Group was Rp159,123 billion. As discussed in Notes 2aa and 13 to the accompanying consolidated financial statements, the Group reviews the estimated useful lives of its property and equipment at least annually and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical, or commercial obsolescence and legal or other limitations on the continuing use of the property and equipment.

Auditing the Group's estimated useful lives of property and equipment is complex and requires significant judgment because the determination of the estimated useful lives considers a number of factors, including strategic business plans, expected future technological developments, and market behavior.

Report of Independent Registered Public Accounting Firm (continued)

Report No. 00013/2.1032/NS.0/06/1007-2/1/IV/2021 (continued)

Critical Audit Matter (continued)

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

To test whether the estimated useful lives of property and equipment used by management was reasonable, our audit procedures included, among others, obtaining an understanding of management’s strategy related to assets replacement and assessed the reasonableness of such assumptions by considering external sources, such as telecommunication technology growth, changes in market demand, and current economic and regulatory trends.  We assessed whether there were any potential sources of contrary information by performing benchmarking analysis on the estimated useful lives of property and equipment against other public companies within the telecommunication industry.  We also performed observation of property and equipment and assessed the average usage period of disposed assets to evaluate whether the assets were being used in accordance with the applicable accounting policy.

/s/ Purwantono, Sungkoro & Surja

We have served as the Company’s independent auditor since 2012.

Jakarta, Indonesia

April 30, 2021

Report of Independent Registered Public Accounting Firm

Report No. 00012/2.1032/NS.0/06/1007-2/1/IV/2021

To the Shareholders and the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion on Internal Control over Financial Reporting

We have audited Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) and its subsidiaries (collectively referred to as the “Group”)’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”).  In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Group as of December 31, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes, and our report dated April 30, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion

Report of Independent Registered Public Accounting Firm (continued)

Report No. 00012/2.1032/NS.0/06/1007-2/1/IV/2021 (continued)

Definition and Limitations of Internal Control over Financial Reporting

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

April 30,2021

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2019 and 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah and millions of U.S. Dollar)

		2019	2020
	Notes	Rp	Rp	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,32,35	18,241	20,589	1,465
Other current financial assets	5,32,35	554	1,303	93
Trade and other receivables	6,32,35	11,272	11,554	822
Contract assets	7,32,35	629	1,036	74
Inventories	8	585	983	70
Prepaid income taxes	29a	310	1,079	77
Prepaid other taxes	29b	3,251	2,945	210
Contract cost	10	534	454	32
Other current assets	9,32	5,541	6,586	469
Total Current Assets		40,917	46,529	3,312
NON-CURRENT ASSETS
Contract assets	7,32,35	315	203	14
Long-term investments in financial instruments	11,35	1,346	4,045	288
Long-term investments in associates	12	1,210	192	14
Contract cost	10	651	1,254	89
Property and equipment	13,32,34	153,174	159,123	11,326
Right of use assets	14	20,893	19,104	1,360
Intangible assets	16	6,446	6,846	487
Deferred tax assets - net	29h	2,779	3,743	266
Other non-current assets	15,29,32,35	7,326	4,834	344
Total Non-current Assets		194,140	199,344	14,188
TOTAL ASSETS		235,057	245,873	17,500
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	17,32,35	14,324	17,577	1,251
Contract liabilities	19,32	7,430	7,832	557
Current income tax liabilities	29c	1,545	1,291	92
Other tax liabilities	29d	1,886	1,422	101
Accrued expenses	18,32,35	12,761	14,265	1,015
Customer deposits	32	1,289	2,024	144
Short-term bank loans and current maturities of long-term borrowings	20,32,35	17,451	19,284	1,373
Current maturities of lease liabilities	14,35	4,663	4,805	342
Total Current Liabilities		61,349	68,500	4,875
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	29h	1,204	607	43
Contract liabilities	19,32	805	1,007	72
Long service award provisions	31	1,066	1,254	89
Pension benefits and other post-employment benefits obligations	30	8,078	12,976	924
Long-term loans and other borrowings	21,32,35	32,289	30,561	2,175
Lease liabilities	14,35	12,554	10,072	717
Other liabilities		488	382	27
Total Non-current Liabilites		56,484	56,859	4,047
TOTAL LIABILITIES		117,833	125,359	8,922
EQUITY
Capital stock	1c,23	4,953	4,953	353
Additional paid-in capital		1,977	1,977	141
Retained earnings		92,644	95,208	6,776
Other reserves	35	222	236	17
Net equity attributable to owners of the parent company		99,796	102,374	7,287
Non-controlling interest	22	17,428	18,140	1,291
TOTAL EQUITY		117,224	120,514	8,578
TOTAL LIABILITIES AND EQUITY		235,057	245,873	17,500

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah and millions of U.S. Dollar,

unless otherwise stated)

		2018	2019	2020
	Notes	Rp	Rp	Rp	US$ (note 3)
REVENUES	25,32	130,788	135,557	136,447	9,712
COST AND EXPENSES
Operation, maintenance, and telecommunication service expenses	27,32	(43,893)	(37,453)	(34,575)	(2,461)
Depreciation and amortization	13,14,16	(21,442)	(27,204)	(28,925)	(2,059)
Personnel expenses	26,30,31,32	(13,178)	(13,012)	(14,390)	(1,024)
General and administrative expenses	28,32	(6,594)	(6,207)	(6,564)	(467)
Interconnection expenses	32	(4,283)	(5,077)	(5,406)	(385)
Marketing expenses		(4,001)	(3,416)	(3,482)	(248)
Gains (losses) on foreign exchange - net		71	(89)	(86)	(6)
Other income - net		1,065	895	939	66
OPERATING PROFIT		38,533	43,994	43,958	3,128
Finance income	32	1,014	1,095	800	57
Finance cost	32	(3,523)	(5,452)	(4,602)	(328)
Share of gain (loss) of long term investment in associates - net	12	53	(166)	(246)	(17)
Impairment of long term investment in associates	12	—	(1,172)	(763)	(54)
PROFIT BEFORE INCOME TAX		36,077	38,299	39,147	2,786
INCOME TAX (EXPENSE) BENEFIT	29e
Current		(9,432)	(10,619)	(9,798)	(697)
Deferred		66	180	541	38
		(9,366)	(10,439)	(9,257)	(659)
PROFIT FOR THE YEAR		26,711	27,860	29,890	2,127
OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation		148	(105)	11	1
Net gain (loss) on available-for-sale financial assets		—	9	3	0
Share of other comprehensive income of long term investment in associates	12	(14)	16	1	0
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Defined benefit actuarial gain (loss) - net	30	4,820	(2,109)	(3,596)	(256)
Other comprehensive income (losses) - net		4,954	(2,189)	(3,581)	(255)
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		31,665	25,671	26,309	1,872
Profit for the year attributable to:
Owners of the parent company	24	17,802	19,068	21,052	1,498
Non-controlling interests	22	8,909	8,792	8,838	629
		26,711	27,860	29,890	2,127
Total comprehensive income for the year attributable to:
Owners of the parent company		22,631	17,029	17,840	1,270
Non-controlling interests		9,034	8,642	8,469	602
		31,665	25,671	26,309	1,872
BASIC AND DILUTED EARNING PER SHARE (in full amount)	24
Profit per share		179.71	192.49	212.51	0.02
Profit per ADS (100 Series B shares per ADS)		17,970.52	19,248.51	21,251.29	1.51

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah)

		Attributable to owners of the parent company
		Capital	Additional	Treasury	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	stock	earnings	reserves	Net	interests	equity
Balance, December 31, 2017		5,040	4,453	(2,541)	85,285	230	92,467	19,364	111,831
Effect of adoption of new accounting standards		—	—	—	315	(27)	288	(30)	258
Net comprehensive income for the year
Profit for the year	22	—	—	—	17,802	—	17,802	8,909	26,711
Other comprehensive income		—	—	—	4,695	134	4,829	125	4,954
Net comprehensive income for the year		—	—	—	22,497	134	22,631	9,034	31,665
Transaction with owners recorded directly in equity
Cash dividends		—	—	—	(16,609)	—	(16,609)	(10,131)	(26,740)
Cancellation of treasury stocks		(87)	(2,454)	2,541	—	—	—	—	—
Acquisition of businesses		—	—	—	—	—	—	65	65
Acquisition of non-controlling interest		—	(22)	—	—	(16)	(38)	(69)	(107)
Capital contribution to subsidiaries		—	—	—	—	—	—	34	34
Net transactions with owners		(87)	(2,476)	2,541	(16,609)	(16)	(16,647)	(10,101)	(26,748)
Balance, December 31, 2018		4,953	1,977	—	91,488	321	98,739	18,267	117,006

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2018		4,953	1,977	91,488	321	98,739	18,267	117,006
Net comprehensive income for the year
Profit for the year	22	—	—	19,068	—	19,068	8,792	27,860
Other comprehensive income		—	—	(1,940)	(99)	(2,039)	(150)	(2,189)
Net comprehensive income (loss) for the year		—	—	17,128	(99)	17,029	8,642	25,671
Transaction with owners recorded directly in equity
Cash dividends		—	—	(16,229)	—	(16,229)	(9,618)	(25,847)
Entities under common control transactions		—	—	257	—	257	8	265
Capital contribution from non-controlling interest		—	—	—	—	—	70	70
Capital contribution to subsidiaries		—	—	—	—	—	59	59
Net transactions with owners		—	—	(15,972)	—	(15,972)	(9,481)	(25,453)
Balance, December 31, 2019		4,953	1,977	92,644	222	99,796	17,428	117,224

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2019		4,953	1,977	92,644	222	99,796	17,428	117,224
Net comprehensive income for the year
Profit for the year	22	—	—	21,052	—	21,052	8,838	29,890
Other comprehensive income		—	—	(3,226)	14	(3,212)	(369)	(3,581)
Net comprehensive income (loss) for the year		—	—	17,826	14	17,840	8,469	26,309
Transaction with owners recorded directly in equity
Cash dividends	23	—	—	(15,262)	—	(15,262)	(7,778)	(23,040)
Capital contribution from non-controlling interest		—	—	—	—	—	21	21
Net transactions with owners		—	—	(15,262)	—	(15,262)	(7,757)	(23,019)
Balance, December 31, 2020		4,953	1,977	95,208	236	102,374	18,140	120,514

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah and millions of U.S. Dollar)

		2018	2019	2020
	Notes	Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		127,855	135,372	133,610	9,510
Cash receipts from tax refund		2,578	1,446	4,687	334
Cash receipt from finance income		1,036	1,093	806	57
Cash payments for expenses		(54,099)	(47,499)	(40,533)	(2,885)
Cash payments for corporate and final income taxes		(10,375)	(10,348)	(11,452)	(815)
Cash payments to employees		(12,657)	(11,370)	(11,057)	(787)
Cash payments for finance costs		(3,735)	(4,358)	(4,768)	(339)
Cash payments for short-term and low-value lease assets	14	—	(5,359)	(3,731)	(266)
Cash payments for value added taxes - net		(3,434)	(861)	(2,593)	(185)
Cash receipts from (payments for) others - net		(1,498)	850	348	25
Net cash provided by operating activities		45,671	58,966	65,317	4,649
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	13	629	1,496	236	17
Proceeds from insurance claims	13	153	197	234	17
Dividend received from long term investment in associates	12	9	11	5	—
Purchases of property and equipment	13,37	(31,562)	(35,302)	(29,403)	(2,093)
Additional of long-term investment in financial instrument	11	(253)	(144)	(2,809)	(200)
Purchases of intangible assets	16,37	(2,972)	(2,008)	(2,538)	(181)
(Placement in) proceeds from other current financial assets - net		171	1,147	(796)	(57)
Additional contribution on long-term investments in associates	12	(84)	(588)	(28)	(2)
Proceeds from divesment of subsidiary		—	395	—	—
Acquisition of businesses net of acquired cash		(420)	(1,166)	—	—
Increase (decrease) in advance and other assets - net	15	(761)	87	—	—
Net cash used in investing activities		(35,090)	(35,875)	(35,099)	(2,499)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	20,21	35,364	26,524	24,469	1,742
Repayments of loans and other borrowings	20,21	(27,113)	(18,176)	(24,380)	(1,735)
Cash dividends paid to the Company's stockholders	23	(16,609)	(16,229)	(15,262)	(1,086)
Cash dividends paid to non-controlling interests of subsidiaries	22	(10,134)	(9,618)	(7,778)	(554)
Payment of principal portion of lease liabilities		—	(4,735)	(4,959)	(352)
Capital contribution from non-controling interests of subsidiaries		34	59	—	—
Net cash used in financing activities		(18,458)	(22,175)	(27,910)	(1,985)
NET INCREASE (DECREASE)		(7,877)	916	2,308	165
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		171	(109)	40	2
ALLOWANCE FOR EXPECTED CREDIT LOSSES		(4)	(1)	—	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4	25,145	17,435	18,241	1,298
CASH AND CASH EQUIVALENTS AT END OF YEAR	4	17,435	18,241	20,589	1,465

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 23).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association have been amended several times, in 2019 changes were made to adjust the Company's business activities based on Indonesian Standard Business Classification (“KBLI”) and to increase the flexibility and independence of the Board of Commissioners in approving the Directors’ actions at a certain threshold as stated in notarial deeds No. 32 dated June 21, 2019 of Ashoya Ratam, S.H., M.Kn. Such amendments were accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its letter No. AHU-0032595.AH.01.02 dated June 24, 2019.

In 2020, the Company , in accordance with its Articles of Association, amended its Company name to  Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk. or abbreviated as PT Telkom Indonesia (Persero) Tbk. in the Indonesia Stock Exchange.

At the 2019 Annual General Meeting (“AGM”) of Stockholders of the Company, the Company made changes to the composition of the Company's management, as stated in the notarial Deed No. 12 dated July 10, 2020 of Ashoya Ratam, S.H., Mkn.. The change in the composition of the management has been received by the MoLHR in its letter No. AHU-AH. 01.03-0291419 dated July 16, 2020.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License of electronic money issuer	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate fixed domestic long distance network	839/KEP/M.KOMINFO/ 05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/ M.KOMINFO/05/2016	Fixed closed network	May 16, 2016
License to operate fixed international network	846/KEP/ M.KOMINFO/05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/ M.KOMINFO/05/2016	Circuit switched based local fixed line network	May 31, 2016
License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016
License to operate internet service provider	2176/KEP/ M.KOMINFO/12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/ M.KOMINFO/16/2017	Content service provider	May 16, 2017
License for the implementation of internet interconnection services	1004/KEP/ M.KOMINFO/2018	Interconnection services	December 26, 2018

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

b.   Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, and Internal Audit

i.    Board of Commissioners and Directors

Based on resolutions made at the AGM of Stockholders of the Company as covered by notarial deed No. 133 of Ashoya Ratam., M.Kn. dated May 24, 2019 and No. 12 of Ashoya Ratam., S.H., M.Kn., dated July 10, 2020, the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2019 and 2020, respectively, were as follows:

	2019	2020
President Commissioner/ Independent Commissioner	Rhenald Kasali	Rhenald Kasali
Commissioner	—	Alex Denni
Commissioner	—	Rizal Mallarangeng
Commissioner	—	Ahmad Fikri Assegaf
Commissioner	Ismail	Ismail
Commissioner	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Independent Commissioner	Marsudi Wahyu Kisworo	Marsudi Wahyu Kisworo
Independent Commissioner	Cahyana Ahmadjayadi	Wawan Iriawan
Independent Commissioner	Margiyono Darsasumarja	Chandra Arie Setiawan
President Director	Ririek Adriansyah	Ririek Adriansyah
Director of Finance	Harry Mozarta Zen	Heri Supriadi
Director of Digital Business	Faizal Rochmad Djoemadi	Muhammad Fajrin Rasyid
Director of Strategic Portfolio	Achmad Sugiarto	Budi Setyawan Wijaya
Director of Enterprise and Business Service	Bogi Witjaksono	Edi Witjara
Director of Wholesale and International Services	Edwin Aristiawan	Dian Rachmawan
Director of Human Capital Management	Edi Witjara	Afriwandi
Director of Network, Information Technology and Solution	Zulhelfi Abidin	Herlan Wijanarko
Director of Consumer Service	Siti Choiriana	FM Venusiana R

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

ii.    Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of December 31, 2019 and 2020, were as follows:

	2019	2020
Chairman	Margiyono Darsasumarja	Chandra Arie Setiawan
Member	Tjatur Purwadi	Marsudi Wahyu Kisworo
Member	Ismail	Wawan Iriawan
Member	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Member	Sarimin Mietra Sardi	Sarimin Mietra Sardi
Member	—	Ahmad Fikri Assegaf
Member	—	Emmanuel Bambang Suyitno
Corporate Secretary	Andi Setiawan	Andi Setiawan
Internal Audit	Harry Suseno Hadisoebroto	Harry Suseno Hadisoebroto

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

During the Extraordinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved phase I, II, III, and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares.

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

At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 Series B shares to become 1 ADS representing 100 Series B shares (Note 23). Profit per ADS information have been retrospectively adjusted in the consolidated statements of profit or loss and other comprehensive income to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”)  and delisted from the LSE, respectively.

As of December 31, 2020, all of the Company’s Series B shares are listed on the IDX and 38,393,803 ADS shares are listed on the NYSE (Note 23).

On June 25, 2010, the Company issued the second Rupiah bonds with a nominal amount of Rp1,005 billion for Series A, with a five-year period, and Rp1,995 billion for Series B, with a ten-year period, respectively, which are listed on the IDX (Note 21b).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I Year 2015, with a nominal amount Rp2,200 billion for Series A, with a seven-year period, Rp2,100 billion for Series B, with a ten-year period, Rp1,200 billion for Series C, with a fifteen-year period, and Rp1,500 billion for Series D, with a thirty-year period, respectively which are listed on the IDX (Note 21b).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III.

On June 29, 2016, the Company sold the treasury shares phase IV.

At the AGM held on April 27, 2018, which were covered by notarial deed No. 54 of Ashoya Ratam, S.H., M.Kn., the stockholders approved for cancellation 1,737,779,800 shares of treasury stock by reduced the Company's capital stock.

d.   Subsidiaries

As of December 31, 2019 and 2020, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

i.  Direct subsidiaries:

		Year of
Subsidiary/place of		commencement	Percentage of ownership*		Total assets before elimination
incorporation	Nature of business	operations	2019	2020	2019	2020
PT Telekomunikasi Seluler (“Telkomsel”), Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile celullar services using Global Systems for Mobile Communication ("GSM") technology	1995	65	65	104,621	102,187
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Leasing of towers and other telecommunication services	1995	100	100	21,815	26,613
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Network telecommunication services and multimedia	1998	100	100	17,369	17,946
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication	1995	100	100	11,352	12,182
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer	1982	100	100	6,043	6,148
PT Telkom Satelit Indonesia (“Telkomsat”), Jakarta, Indonesia	Telecommunication - provides satellite communication system, and the related services and infrastructures	1996	100	100	3,306	4,483
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction, service and trading in the field of telecommunication	2013	100	100	4,463	4,336
PT PINS Indonesia (“PINS”), Jakarta, Indonesia	Telecommunication construction and services	1995	100	100	3,015	1,864
PT Metra-Net (“Metra-Net”), Jakarta, Indonesia	Multimedia portal service	2009	100	100	997	1,320
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”), Jakarta, Indonesia	Construction, service and trading in the field of telecommunication	2014	100	100	1,706	1,074
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point ("NAP"), Voice Over Data ("VOD"), and other related services	1999; ceased operations on January 13, 2006	60	60	5	5

*   Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

ii.   Indirect subsidiaries:

		Year of
Subsidiary/place of		commencement	Percentage of ownership*		Total assets before elimination
incorporation	Nature of business	operations	2019	2020	2019	2020
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service - system implementation and integration service, outsourcing and software license maintenance	1988	100	100	6,824	6,008
PT Metra Digital Investama (“MDI”), Jakarta, Indonesia	Trading and/or providing service related to information and technology, multimedia, entertainment and investments	2013	100	100	1,732	3,461
Telekomunikasi Indonesia International Pte. Ltd., ("Telin Singapore"), Singapore	Telecommunication	2008	100	100	3,763	3,320
Telekomunikasi Indonesia International Ltd., ("Telin Hong Kong"), Hong Kong	Telecommunication	2010	100	100	2,026	2,652
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service-provides telecommunication information services and other information services in the form of print and electronic media, and call center services	1984	100	100	2,629	2,387
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Property development and management services	2012	55	55	2,057	2,204
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Information technology services	2006	60	60	1,001	1,371
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Directory information services	2013	100	100	1,144	1,121
PT Melon Indonesia (“Melon”), Jakarta, Indonesia	Digital content exchange hub services	2010	100	100	578	848
PT Persada Sokka Tama ("PST"), Jakarta, Indonesia	Providing telecommunication network infrastucture	2000	95	95	870	830
Telekomunikasi Indonesia International S.A. (“Telin TL”) S.A., Dili, Timor Leste	Telecommunication	2012	100	100	735	719
TS Global Network Sdn. Bhd. ("TSGN"), Petaling Jaya, Malaysia	Satellite service	1996	70	70	727	664
PT Telkomsel Mitra Inovasi ("TMI"), Jakarta, Indonesia	Business management consulting and capital venture services	2019	100	100	569	594
PT Swadharma Sarana Informatika ("SSI"), Jakarta, Indonesia	Cash replenishment services and ATM maintenance	2001	51	51	594	576
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services	2002	100	100	395	479
PT Nusantara Sukses Investasi ("NSI"), Jakarta, Indonesia	Service and trading	2014	100	100	266	316
PT Graha Yasa Selaras (“GYS”), Jakarta, Indonesia	Tourism service	2012	51	51	286	289
PT Metraplasa (“Metraplasa”), Jakarta, Indonesia	Network and e-commerce services	2012	60	60	221	260
PT Nutech Integrasi ("Nutech"), Jakarta, Indonesia	System integrator	2001	60	60	177	136
Telekomunikasi Indonesia International Inc. (“Telkom USA”), Los Angeles, USA	Telecommunication	2014	100	100	90	115
Telekomunikasi Indonesia International Pty. Ltd. (“Telkom Australia”), Sydney, Australia	Telecommunication	2013	100	100	117	88
Telekomunikasi Indonesia Intl (Malaysia) Sdn. Bhd. (“Telin Malaysia”), Malaysia	Telecommunication	2013	70	70	68	39
PT Satelit Multimedia Indonesia (“SMI”), Jakarta, Indonesia	Satellite services	2013	100	100	16	16

*  Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

In accordance with the terms and conditions of the agreement, at acquisition date, Dayamitra had substantially held 100% ownership of PST shares. The acquisition was accounted as a business combination.

PST is a company engaged in managing tower rental. This new investment is expected to strengthen the Company's business portfolio.

Acquisition of Indosat’s Towers

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

The fair values of the identifiable assets and liabilities at acquisition date for these two transactions were:

	Indosat’s
	Tower	PST shares	Total
Assets
Current assets	517	146	663
Property and equipment	3,453	634	4,087
Non-current assets	—	91	91
Liabilities	—	(610)	(610)
Net book value of net assets	3,970	261	4,231
The difference between fair value and book value of fixed assets	—	398	398
Other non-current assets	473	194	667
Deferred tax	—	(148)	(148)
Fair value of identifiable net assets acquired	4,443	705	5,148
Fair value consideration transferred	4,443	1,172	5,615
Goodwill	—	467	467

ii.   Telkomsel

Based on notarial deed of Bonardo Nasution, S.H. No. 12 dated January 18, 2019, Telkomsel established TMI. On February 18, 2019, Telkomsel paid Rp550 billion for 549,989 shares of the total 550,000 shares of TMI.

TMI is a company engaged in innovation and strategic investment. This new investment is expected to strengthen the Company's business portfolio in order to transform to telecommunication digital company.

f.    Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements which have been completed and authorized for issuance by the Board of Directors of the Company on April 30, 2021.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

a.   Basis of preparation of the consolidated financial statements

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp") and millions of US$, unless otherwise stated. For the figures in the consolidated financial statements which still contain values but below Rp1 billion and US$1 million, are presented with zeros.

The consolidated financial statements provide comparative information in respect of the previous period.

The following new standards and amendments does not have any materials impact to the consolidated financial statements of the Group, unless otherwise stated.

1.Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

2.Amendments to IAS 1 and IAS 8: Definition of Material

3.Amendments to IFRS 3: Definition of a Business

4.Conceptual Framework for Financial Reporting issued on Mach 29, 2018.

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

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

All intra-Group assets and liabilities, equity, income, expenses, and cash flow relating to transactions within Group are eliminated in full on consolidation.

In case of loss of control over a subsidiary, the Group:

● derecognized the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;

● derecognized the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;

● recognized the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;

● recognized the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;

● recognized any surplus or deficit in profit or loss that is attributable to the Group.

c.   Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with International Accounting Standards (“IAS”) 24, Related Party Disclosures. The party which is considered a related party is a person or entity that is related to the entity that is preparing its financial statements.

Key management personnel are identified as the persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

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

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

settlement is accounted  for within equity. Contingent consideration classified as an asset or liability that is a financial instrument  and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognised in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that  is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognised in profit or loss.

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

e.   Cash and cash equivalents

Cash and short-term deposits in the statement of financial position comprise cash in banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to  a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statements of financial position (Note 2s).

f.    Investments in associates

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. Holding of 20% or more of the voting power of the investee (held directly or indirectly, through subsidiaries) is presumed to give rise to significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, a holding of less than 20% of the voting power is presumed not to give

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

rise to significant influence, unless it can be clearly demonstrated that there is in fact significant influence.

The existence of significant influence will usually be evidenced in one or more of the following ways:

i.	representation on the board of directors or equivalent governing body of the investee;
ii.	participation in policy-making processes, including participation in decisions about dividends and other distributions;
iii.	material transactions between the investor and the investee;
iv.	interchange of managerial personnel; or
v.	provision of essential technical information.

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

The Group determines at each reporting date whether there is any objective evidence that the investments in associates are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associates and their carrying value.

These assets are included in “Long-term Investments in Associates” in the consolidated statements of financial position.

For the reporting purpose of investment in associates using the equity method, the assets and liabilities as of the statement of financial position date with functional currency other than Rupiah  are translated into Indonesian Rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less a loss allowance based on lifetime expected credit losses at each reporting date. The Group has established a credit provision methodology that is based on its historical credit loss experience which adjusted by specific forward-looking factors from the customer and the economic environment. Receivables are written off in the year are determined to be uncollectible (Note 2s).

h.   Inventories

Inventories consist of components, which represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, wireless broadband modems, and blank prepaid vouchers.

Inventories are valued at the lower of cost and net realizable value. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less estimated cost to sell or determining the prevailing replacement costs.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

k.    Property and equipment

Property and equipment are stated at cost less accumulated depreciation, amortization, and impairment losses, if any.

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

Property and equipment are depreciated or amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-30
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Vehicles	4-8
Other telecommunication peripherals	5
Office equipment	2-5
Customer Premises Equipment (“CPE”) assets	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. Based on review the useful life of certain production equipment asset are changed from previous year. The residual value of an asset is the estimated

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

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

l.    Leases

Prior to January 1, 2019

Based on IAS 17, in determining whether an arrangement is, or contains a lease, the Group performs an evaluation over the substance of the arrangement. A lease is classified as a finance lease or operating lease based on the substance, not the form of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

Effective January 1, 2019

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

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract, except in cases where the Group is reasonably certain of exercising renewal options contractually foreseen.

The Group has made use of the package of practical expedients available under the transition guidance within IFRS 16, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases;
●	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	apply IFRS 16 to leases that were previously identified under IAS 17 and IFRIC 4, and not to apply IFRS 16 to those that were not previously identified under these two standards;
●	not to separate non-lease components from lease components, and instead, account for both as a single lease component; and
●	not to recognize a lease liability and a Right-of-Use (“ROU”) asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when new).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

i.	The Group as Lessee

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

ii.	The Group as Lessor

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

As required by IFRS 9, an allowance for expected credit loss has been recognized on the finance lease receivables and presented under "Other receivables".

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the underlying asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 Revenue from Contracts with Customers to allocate the consideration in the contract. Revenue arising from operating lease is recorded as Revenue from Lessor Transactions (Note 2p).

m.  Trade payables

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

n.   Borrowings

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

o.   Foreign currency translations

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

	2019		2020
	Buy	Sell	Buy	Sell
United States dollar (“US$”) 1	13,880	13,885	14,040	14,060
Australian dollar (“AU$”) 1	9,724	9,729	10,738	10,756
Singapore dollar ("SGD") 1	10,312	10,317	10,591	10,607
New Taiwan dollar ("TWD") 1	463.73	464.65	499.61	500.46
Euro ("EUR") 1	15,559	15,571	17,209	17,239
Japanese yen ("JPY") 1	127.76	127.82	135.91	136.15
Malaysian ringgit ("MYR") 1	3,390	3,394	3,477	3,485
Macanese pataca (“MOP”) 1	1,729	1,731	1,756	1,761
Hong Kong dollar (“HKD”) 1	1,782	1,783	1,811	1,814

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

p.   Revenue and expense recognition

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

ii.    Consumer

Revenue from Consumer primarily comprises of revenue from fixed telephone and Indihome services. Revenues from fixed telephone service are derived from customer who subscribes to fixed telephone service only, while revenues from Indihome service are derived from customer who subscribes to internet services or to more than one retail product. Those services are offered on a postpaid basis and billed in the following month. The contracts are offered as month to month contract.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

The Group has a bundled services plan named "Indihome". Under this bundled plan, the customer is allowed to subscribe to a combination of Consumer's service (i.e. telephone, internet and data and paid TV).

All consumer services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

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

iii.   Enterprise

Revenue from Enterprise primarily comprises of revenue from providing telephone service, data and internet service, information technologies service, and other services (e.g. sales of peripherals, manage service, call center service, e-health, e-payment, and others). Some of the contracts with enterprise customers are bespoke in nature.

Revenues from enterprise are recognized overtime using output method based on actual usage or time elapsed if the provision of service does not depend on usage (i.e. minute of voice, kilobyte of data, etc.), except for sales of goods which are recognized at a point in time, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenues for performance obligations that are satisfied at a point in time is recognized when control of goods is transferred to the customer, typically when the customer has physical possession of the goods.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

iv.   Wholesale and International Business (“WIB”)

Revenue from WIB is mainly comprised of interconnections service for interconnection of other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming) and calls between other telecommunications carriers subscribers through the Group’s network (transit) and network service with other telecommunications carriers. All of these services are recognized based on the output method based on the actual recorded traffic for the month.

Incremental cost of obtaining/fulfilling contract with customers

The incremental costs of obtaining/fulfiling contracts with customers, which is principally comprised of sales commissions and contract fulfilment costs, are initially recognized on the statement of financial position. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

Revenue from lessor transactions

Revenue from lessor transactions comprise of revenue from telecommunication tower operating leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature.

Expenses

Expenses are recognized as they are incurred.

q.   Employee benefits

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

Past service costs are recognized immediately in profit or loss on the earlier of:

(a)	the date of plan amendment or curtailment; and
(b)	the date that the Group recognized restructuring-related costs.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

r.    Taxes

Income tax

Current and deferred income taxes are recognized as income or expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the income tax arises from a transaction or event which is recognized directly in equity, in which case, the income tax is recognized directly in equity.

Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid by using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/ "SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

Deferred tax transactions which are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in other comprehensive income or recognized directly in equity.

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

Value added tax ("VAT")

Revenues, expenses and assets are recognized net of the VAT amount except:

i.

VAT arising from the purchase of assets or services that cannot be credited by the Tax Office, which VAT is recognized as part of the acquisition cost of the asset or as part of the applied expenses; and

ii.	Receivables and payables are presented including the amount of VAT.

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

If the acceptance of the tax treatment by the Tax Authorities is probable, the measurement is in line with income tax fillings. If the acceptance of the tax treatment by the Tax Authorities is not probable, the Group meaures its tax balances using the method that provides the better predict of resolution (i.e. most likely amount or expected value).

Accordingly, management believes that the interpretation did not have a significant impact on the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

s.    Financial instruments

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

For purposes of subsequent measurement, financial assets are classified in four categories:

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

(a)	Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

(b)	Financial assets at FVTOCI with recycling of cumulative gains and losses (debt instruments)

The Group measures debt instruments at FVTOCI if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

The Group has no debt instruments classified at FVTOCI with recycling of cumulative gains and losses as of December 31, 2019 and 2020.

(c)	Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under IAS 32, Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. This category include Group's investment in Bridge Mobile, which is presented as long-term investment in financial instrument in note 11.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. Financial assets that held for trading are disclosed as part of notes current financial asset, while the others are disclosed as part of notes long-term investment in financial instruments.

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

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Trade receivables are written off when there is a low possibility of recovering the contractual cash flow, after all collection efforts have been done and have been fully provided for allowance.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

The Group’s financial liabilities include trade and other payables, accrued expenses, interest-bearing loans, other borrowings and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans and lease liabilities.

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

(b)	Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 21 Long-Term Loans and Other Borrowings.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

iii.   Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of offset must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

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

t.    Treasury stock

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

u.   Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

v.   Basic and diluted earnings per share and earnings per ADS

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

w.   Segment information

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

x.   Provisions

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

y.   Impairment of non-financial assets

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

z.   Current and non-current classifications

The Group presents assets and liabilities in the statement of financial position based on current/non- current classification. An asset is presented current when it is:

i.	expected to be realized or intended to be sold or consumed in the normal operating cycle;
ii.	held primarily for the purpose of trading;
iii.	expected to be realized within twelve months after the reporting period; or
iv.	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

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

aa.  Critical accounting considerations, estimates and assumptions

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

i.     Consideration

The following considerations were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income could necessitate future adjustments to tax income and expense already recorded.

Judgment is also involved in determining the provision for corporate income tax. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business.

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

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods. In 2020, the Group change its estimated useful lives of towers in Indonesia (Note 13).

Details of the nature and carrying amounts of property and equipment are disclosed in Note 13.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

Following the effect of Covid-19 pandemic, Group has not remodified the definition of its significant increase in credit risk and the definition of its default. Group also closely monitors the changes in shared risk characteristics of certain account receivables by evaluating the customer segmentations portfolios which the respective customers might engage in business industries, or locate in areas, which have become affected, or are more prone to be affected, by the pandemic. Group has reassessed the model used to calculate ECLs based on the latest reasonable and supportable data to better reflect the current change in circumstances. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available; including forward looking information and other input in the future.

(e)  Revenue

● Critical judgements in determining the performance obligation, timing of revenue recognition and revenue classification

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

●	Critical judgements in determining the stand-alone selling price

The Group provides wide array of products related to telecommunication and technology. To determine the stand-alone selling price for goods and/or services that do not have any readily available observable price, the Group uses the expected cost-plus margin approach. The Group determines the appropriate margin based  on historical achievement.

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

Any excess from the purchase price paid for the amount recognized for assets acquired and liabilities incurred is recorded as goodwill. The Group continues to evaluate acquisitions that are counted as a business combination for a period not exceeding one year after the applicable acquisition date of each transaction to determine whether additional adjustments are needed to allocate the purchase price paid for the assets acquired and liabilities assumed. The fair value of assets acquired and liabilities incurred are usually determined using either an estimated replacement cost or a discounted cash flow valuation method. When determining the fair value of tangible assets acquired, the Group estimates the cost of replacing assets with new assets by considering factors such as the age, condition, and economic useful lives of the assets. When determining the fair value of the intangible assets obtained, the Group estimates the applicable discount rate and the time and amount of future cash flows, including the rates and terms for the extension and reduction.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.   TRANSLATION OF INDONESIAN RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in Indonesian rupiah. The translation of the Indonesian rupiah amounts into U.S. dollar amounts are included solely for the convenience of the readers and has been made using the average of the market buy and sell rates of Rp14,050 to US$1 as published by Reuters on December 31, 2020. The convenience translation should not be construed as representations that the Indonesian rupiah amounts have been, could have been, or could in the future be, converted into U.S. dollar at this or any other rate of exchange.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

4.   CASH AND CASH EQUIVALENTS

The breakdown of cash and cash equivalents is as follows:

		2019		2020
		Balance		Balance
		Foreign currency		Foreign currency
	Currency	(in millions)	Rupiah equivalent	(in millions)	Rupiah equivalent
Cash on hand	Rp	—	37	—	19
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	—	1,407	—	1,559
	US$	9	122	8	110
	EUR	1	23	2	28
	JPY	1	0	1	0
	HKD	0	1	2	3
	AU$	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	—	1,033	—	1,129
	US$	6	86	5	72
	SGD	0	0	0	0
	EUR	0	0	—	—
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	—	198	—	312
	US$	3	44	—	6
PT Bank Tabungan Negara (Persero) Tbk. (“BTN”)	Rp	—	51	—	43
PT Bank Pembangunan Daerah (“BPD”)	Rp	—	121	—	155
Others (each below Rp75 billion)	Rp	—	20	—	21
	US$	0	0	0	0
	SGD	—	—	0	0
Sub-total			3,106		3,438
Third parties
PT Bank CIMB Niaga Tbk. (“Bank CIMB Niaga”)	Rp	—	33	—	1,576
	US$	0	0	0	1
	MYR	—	—	1	4
The Hongkong and Shanghai Banking Corporation Ltd. ("HSBC Hongkong")	US$	14	188	36	504
	HKD	6	10	5	10
PT Bank HSBC Indonesia ("HSBC")	Rp	—	3	—	218
PT Bank Permata Tbk ("Bank Permata")	Rp	—	335	—	81
	US$	4	62	1	12
Standard Chartered Bank (“SCB”)	Rp	—	0	—	0
	US$	11	150	6	86
	SGD	1	7	8	81
Others (each below Rp75 billion)	Rp	—	401	—	260
	US$	8	113	8	108
	MYR	4	12	13	44
	TWD	0	13	42	21
	SGD	0	3	0	15
	EUR	1	17	0	5
	AU$	1	7	0	5
	MOP	0	1	—	—
	HKD	0	0	—	—
Sub-total			1,355		3,031
Total cash in banks			4,461		6,469
Time deposits
Related parties
BNI	Rp	—	2,693	—	3,039
	US$	32	450	27	385
Bank Mandiri	Rp	—	1,129	—	2,825
	US$	16	215	14	190
BRI	Rp	—	2,561	—	2,421
	US$	36	500	34	479
BTN	Rp	—	2,733	—	2,123
	US$	4	49	—	—
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk (“BJB”)	Rp	—	1,394	—	919
	US$	—	—	6	80
Others (each below Rp75 billion)	Rp	—	11	—	10
Sub-total			11,735		12,471

Third parties
PT Bank Mega Tbk (“Bank Mega”)	Rp	0	400	—	379
	US$			9	131
PT Bank Maybank Indonesia Tbk. (“Maybank”)	Rp	0	14	—	12
	US$	5	70	35	494
PT Bank Sinarmas Tbk. ("Bank Sinarmas")	Rp	0	0	—	250
PT Bank Tabungan Pensiunan Nasional Tbk. (“BTPN”)	Rp	0	1	—	115
PT Bank Danamon Tbk. ("Bank Danamon")	Rp	0	1	—	101
PT Bank DBS Indonesia ("Bank DBS")	Rp	0	29	—	—
PT Bank CIMB Niaga Tbk (“Bank CIMB Niaga”)	Rp	—	992	—	42
	US$	29	398	—	—
Others (each below Rp75 billion)	Rp	0	32	—	35
	US$	8	42	5	71
	MYR	9	30	—	—
Sub-total			2,009		1,630
Total time deposits			13,744		14,101
Allowance for expected credit losses			(1)		(0)
Total			18,241		20,589

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

Interest rates per annum on time deposits are as follows:

	2019	2020
Rupiah	4.00% ‑ 9.25%	2.00% ‑ 8.25%
Foreign currencies	0.50% ‑ 3.30%	0.25% ‑ 2.80%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

5.    OTHER CURRENT FINANCIAL ASSETS

The breakdown of other current financial assets is as follows:

		2019		2020
		Balance		Balance
		Foreign currency		Foreign currency
	Currency	(in millions)	Rupiah equivalent	(in millions)	Rupiah equivalent
Time deposits
Related parties
BNI	Rp	—	—	—	60
	US$	—	—	20	278
BRI	Rp	—	—	—	120
	US$	—	—	14	197
Bank Mandiri	Rp	—	—	—	180
	US$	—	—	5	70
BTN	US$	—	—	9	126
Subtotal			—		1,031
Third parties
SCB	US$	8	111	—	—
Others (each below Rp75 billion)	Rp	—	18	—	18
	US$	5	71	5	71
Total time deposits			200		1,120

Escrow accounts	Rp	—	142	—	47
	US$	1	15	2	27
	MYR	6	19	—	—
Total escrow accounts			176		74

Mutual funds
Related parties
PT Bahana TCW Investment
Management ("Bahana TCW")	Rp	—	71	—	77
Total mutual funds			71		77

Others (each below Rp75 billion)	Rp	—	102	—	32
	MYR	2	5	—	—
Total others			107		32

Total other current financial assets			554		1,303

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2019	2020
Rupiah	6.50%	3.25% ‑ 6.50%
Foreign currency	1.20% ‑ 2.51%	0.15% ‑ 1.08%

6.   TRADE AND OTHER RECEIVABLES

The breakdown of trade and other receivables is as follows:

	2019	2020
Trade receivables	17,223	19,699
Allowance for expected credit losses	(6,207)	(8,360)
Net	11,016	11,339
Other receivables	483	442
Allowance for expected credit losses	(227)	(227)
Net	256	215
Total trade and other receivables	11,272	11,554

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)   Related parties

	2019	2020
State-owned enterprises	1,353	1,564
Government agencies	479	1,196
Indonusa	494	504
Indosat	150	225
Others (each below Rp75 billion)	435	407
Total	2,911	3,896
Allowance for expected credit losses	(1,170)	(1,553)
Net	1,741	2,343

(ii)  Third parties

	2019	2020
Individual and business subscribers	12,729	13,899
Overseas international carriers	1,583	1,904
Total	14,312	15,803
Allowance for expected credit losses	(5,037)	(6,807)
Net	9,275	8,996

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

b.    By age

(i)   Related parties

	2019	2020
Up to 3 months	1,519	2,008
3 to 6 months	252	412
More than 6 months	1,140	1,476
Total	2,911	3,896
Allowance for expected credit losses	(1,170)	(1,553)
Net	1,741	2,343

(ii)  Third parties

	2019	2020
Up to 3 months	8,549	8,110
3 to 6 months	1,055	862
More than 6 months	4,708	6,831
Total	14,312	15,803
Allowance for expected credit losses	(5,037)	(6,807)
Net	9,275	8,996

(iii)  Aging of total trade receivables

	2019			2020
		Allowance for			Allowance for
		expected credit	Expected credit		expected credit	Expected credit
	Gross	losses	loss rate	Gross	losses	loss rate
Not past due	7,490	364	4.9%	7,818	696	8.9%
Past due up to 3 months	2,577	528	20.5%	2,300	488	21.2%
Past due more than 3 to 6 months	1,308	466	35.6%	1,274	495	38.9%
Past due more than 6 months	5,848	4,849	82.9%	8,307	6,681	80.4%
Total	17,223	6,207		19,699	8,360

The Group has made allowance for expected credit losses based on the collective assessment of its customers’ credit history, adjusted for forward-looking factors specific to the debtors, and the economic environment. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2019 and 2020, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp3,890 billion and Rp4,217 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

c.    By currency

(i)   Related parties

	2019	2020
Rupiah	2,909	3,886
U.S. dollar	2	10
Total	2,911	3,896
Allowance for expected credit losses	(1,170)	(1,553)
Net	1,741	2,343

(ii)  Third parties

	2019	2020
Rupiah	11,902	13,439
U.S. dollar	2,298	2,265
Singapore dollar	71	75
Others (each below Rp75 billion)	41	24
Total	14,312	15,803
Allowance for expected credit losses	(5,037)	(6,807)
Net	9,275	8,996

d.    Movements in the allowance for expected credit losses

	2019	2020
Beginning balance	5,543	6,207
Allowance for expected credit losses	1,712	2,344
Receivables written off	(1,048)	(191)
Ending balance	6,207	8,360

The receivables written off relate to both related party and third party trade receivables.

Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2019 and 2020, certain trade receivables of the subsidiaries amounting to Rp6,812 billion and Rp3,432 billion, respectively, have been pledged as collateral under lending agreements (Notes 20 and 21c).

7.    CONTRACT ASSETS

The breakdown of contract assets is as follows:

	2019	2020
Contract assets	1,097	1,351
Allowance for expected credit losses	(153)	(112)
Net	944	1,239
Short term portion	(629)	(1,036)
Long term portion	315	203

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

Management believes that the allowance for expected credit losses is adequate to cover losses on uncollectible contract asset.

Refer to Note 32 for details of related party transactions.

8.    INVENTORIES

The breakdown of inventories is as follows:

	2019	2020
Components	351	560
SIM cards and blank prepaid vouchers	154	265
Others	172	226
Total	677	1,051
Provision for obsolescence
Components	(62)	(37)
SIM cards and blank prepaid vouchers	(28)	(28)
Others	(2)	(3)
Total	(92)	(68)
Net	585	983

Movements in the provision for obsolescence are as follows:

	2019	2020
Beginning balance	67	92
Provision recognized during the year	25	1
Inventory written off	—	(25)
Ending balance	92	68

Management believes that the provision is adequate to cover losses from a decline in inventory value due to obsolescence.

The inventories recognized as expenses and included in operations, maintenance, and telecommunication service expenses in 2018, 2019, and 2020 amounted to Rp2,726 billion, Rp1,754 billion, and Rp544 billion, respectively (Note 27).

As of December 31, 2020 and 2019, certain inventories of the subsidiaries amounting to Rp557 billion and Rp343 billion, respectively, have been pledged as collateral under lending agreements (Note 21c).

As of December 31, 2019 and 2020, modules (part of property and equipment) and components held by the Group with book value amounting to Rp112 billion and Rp107 billion, respectively, have been insured against fire, theft, and other specific risks. Total sum insured as of December 31, 2019 and 2020 amounted to Rp155 billion.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

9.   OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	2019	2020
Prepaid annual frequency license (Note 34c.i, 34c.ii)	3,873	4,554
Advances	647	1,339
Prepaid rental	628	272
Prepaid salaries	189	180
Others (each below Rp75 billion)	204	241
Total	5,541	6,586

10.  CONTRACT COSTS

Movement of contract costs for the years ended December 31, 2019 and 2020 are as follows:

	2019
	Cost to obtain	Cost to fulfill	Total
At January 1, 2019	405	839	1,244
Addition current year	372	603	975
Amortization during the year	(81)	(953)	(1,034)
At December 31, 2019	696	489	1,185
Short term portion	(106)	(428)	(534)
Long term portion	590	61	651

	2020
	Cost to obtain	Cost to fulfill	Total
At January 1, 2020	696	489	1,185
Addition current year	699	342	1,041
Amortization during the year	(150)	(368)	(518)
At December 31, 2020	1,245	463	1,708
Short term portion	(193)	(261)	(454)
Long term portion	1,052	202	1,254

There is no provision for impairment of contract costs as of December 31, 2019 and 2020.

11.  LONG-TERM INVESTMENTS IN FINANCIAL INSTRUMENTS

	2019	2020
Convertible bonds
PT Aplikasi Karya Anak Bangsa ("AKAB")	—	2,116
Others	373	223
Total convertible bonds	373	2,339

Investment in equity	973	1,706

Total	1,346	4,045

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

On November 16, 2020, Telkomsel entered into agreements with AKAB in the form of non-interest bearing convertible bond amounting to US$150 million (equivalent to Rp2,116 billion as of December 31, 2020). The convertible bond will mature on November 16, 2023. The investment in convertible bond is classified as FVTPL since it is held by Telkomsel not to collect the contractual cash flow and is not solely payment of principal and interest on the principal amount outstanding.

Investments in equity include investments of MDI at several start-up entities engaged in Information and technology. The additional investments during the year consist mostly by MDI amounted to Rp783 billion. These equity investments are classified as FVTPL.

12. LONG-TERM INVESTMENTS IN ASSOCIATES

The details of long-term investments in associates under equity method as of December 31, 2019 are as follows:

	2019
						Share of other
	Percentage of	Beginning	Additions	Share of net		comprehensive		Ending
	ownership	balance	(deduction)	profit (loss)	Dividend	income	Impairment	balance
Long-term investment in associates:
Tiphone[c]	24.00	1,602	—	88	(11)	19	(1,172)	526
Finarya[b]	26.58	—	484	(217)	—	—	—	267
Indonusa[d]	20.00	210	—	—	—	—	—	210
Jalin[a]	33.00	—	70	7	—	(0)	—	77
Others (each below Rp75 billion)[e]		141	32	(44)	—	1	—	130
Total long-term investments in associates		1,953	586	(166)	(11)	20	(1,172)	1,210

Summarized financial information of the Group’s investments accounted for under the equity method as at and for the year ended December 31, 2019:

	Tiphone	Finarya	Indonusa	Jalin	Others
Statements of financial position
Current assets	8,165	2,382	495	100	1,056
Non-current assets	778	132	253	222	4,326
Current liabilities	(3,824)	(1,533)	(534)	(78)	(1,552)
Non-current liabilities	(741)	(3)	(278)	(10)	(5,343)
Equity (deficit)	4,378	978	(64)	234	(1,513)

Statements of profit or loss and other comprehensive income
Revenues	28,442	38	794	205	1,205
Operating expenses	(27,621)	(877)	(738)	(148)	(1,303)
Other income (expenses) including finance costs - net	(321)	17	1	2	(159)
Profit (loss) before tax	500	(822)	57	59	(257)
Income tax benefit (expense)	(138)	1	(10)	(17)	(48)
Profit (loss) for the period	362	(821)	47	42	(305)
Other comprehensive income (loss)	77	—	(1)	(0)	2
Total comprehensive income (loss) for the period	439	(821)	46	42	(303)

*     The summarized financial information of associates above were prepared under Indonesian Financial Accounting Standards

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

The details of long-term investments in associates under equity method as of December 31, 2020 are as follows:

	2020
						Share of other
	Percentage of	Beginning	Additions	Share of net		comprehensive		Ending
	ownership	balance	(Deductions)	profit (loss)	Dividend	income	Impairment	balance
Long-term investments in associates:
Jalin[a]	33.00	77	—	17	(5)	(0)	—	89
Finarya[b]	25.00	267	28	(209)	—	1	—	87
Tiphone[c]	24.00	526	—	(41)	—	—	(485)	—
Indonusa[d]	20.00	210	—	—	—	—	(210)	—
Others (each below Rp75 billion)[e]		130	(33)	(13)	—	(0)	(68)	16
Total long-term investments in associates		1,210	(5)	(246)	(5)	1	(763)	192

Summarized financial information of the Group’s investments accounted for under the equity method as at and for the year ended December 31, 2020*:

	Jalin	Finarya	Indonusa	Others
Statements of financial position
Current assets	187	3,160	565	972
Non-current assets	194	169	331	4,516
Current liabilities	(92)	(2,327)	(318)	(795)
Non-current liabilities	(22)	(41)	(573)	(4,398)
Equity (deficit)	267	961	5	295

Statements of profit or loss and other comprehensive income
Revenues	277	133	783	1,278
Operating expenses	(205)	(948)	(691)	(1,035)
Other income (expenses) including finance costs - net	(3)	69	(24)	(92)
Profit (loss) before tax	69	(746)	68	151
Income tax benefit (expense)	(18)	2	(6)	(4)
Profit (loss) for the period	51	(744)	62	147
Other comprehensive income (loss)	(1)	4	7	(27)
Total comprehensive income (loss) for the period	50	(740)	69	120

*      The summarized financial information of associates above were prepared under Indonesian Financial Accounting Standards. Summary of financial information for Tiphone as of December 31, 2020 is not available

[a]	Jalin was previously a subsidiary. On June 19, 2019 the Group sold 67% of its shares to PT Danareksa (Persero) (“Danareksa”) amounted to Rp395 billion.
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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

On October 23, 2020 Finarya issued 13,632 series B shares, owned by Grab LA Pte Ltd ("Grab") 11,237 shares, PT BRI Ventura Indonesia 943 shares, Mandiri Capital Indonesia 924 shares, Telkomsel 528 shares. This investment decreased Telkomsel’s ownership in PT Finarya, from previously 26.58% and diluted to 25.00%.

[c]

Tiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as cellullar phone including spare parts, accessories, rechargeable credit vouchers, repair service, and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion, including intangible assets and goodwill amounting to Rp188 billion and Rp647 billion, respectively. In 2020, Management has recognized full impairment on its investment in Tiphone considering the doubts over the continuity of its business, financial condition and suspension of stocks effective June 10, 2020. Management has decided to book full allowance for the investment in Tiphone as of December 31, 2020.

[d]

Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its shares ownership in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra, as the result, Metra’s ownership in Indonusa increased to 4.33% and the Company’s ownership become 15.67%. Based on management assessment, there was allowance for impairment on investment in Indonusa.

[e]	The unrecognized share in losses in other investments cumulatively as of December 31, 2019 and 2020 was amounting to Rp480 billion and Rp228 billion, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

13. PROPERTY AND EQUIPMENT

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

Accumulated depreciation and amortization:
Land rights	335	—	—	—	(335)	—
Buildings	3,405	—	726	(4)	(14)	4,113
Leasehold improvements	949	—	198	(56)	—	1,091
Switching equipment	10,594	—	1,488	(45)	(41)	11,996
Telegraph, telex and data communication equipment	1,320	—	260	—	—	1,580
Transmission installation and equipment	77,491	—	11,059	(5,260)	(3,294)	79,996
Satellite, earth station and equipment	5,005	—	818	(10)	(4)	5,809
Cable network	12,382	—	2,349	(102)	(392)	14,237
Power supply	12,389	—	1,454	(239)	(7)	13,597
Data processing equipment	10,748	—	1,304	(61)	(14)	11,977
Other telecommunication peripherals	1,030	—	737	—	(1)	1,766
Office equipment	1,382	—	383	(55)	(32)	1,678
Vehicles	407	—	72	(137)	(132)	210
CPE assets	20	—	—	—	(20)	—
Other equipment	75	—	1	—	(10)	66
Total	137,532	—	20,849	(5,969)	(4,296)	148,116
Net book value	142,912					153,174

	December 31,			Reclassifications/	December 31,
	2019	Additions	Deductions	Translations	2020
At cost:
Buildings	14,062	201	—	1,874	16,137
Leasehold improvements	1,549	31	(192)	22	1,410
Switching equipment	17,368	956	(1,921)	1,103	17,506
Telegraph, telex and data communication equipment	2,258	429	—	(675)	2,012
Transmission installation and equipment	151,752	1,050	(3,825)	10,219	159,196
Satellite, earth station and equipment	12,344	236	(2)	(2,155)	10,423
Cable network	54,423	8,280	(68)	(1,839)	60,796
Power supply	20,114	45	(311)	1,140	20,988
Data processing equipment	16,409	3	(703)	1,954	17,663
Other telecommunication peripherals	5,340	2,157	—	16	7,513
Office equipment	2,361	216	(354)	(98)	2,125
Vehicles	568	48	(104)	39	551
Other equipment	123	17	—	(72)	68
Property under construction	2,619	15,610	(8)	(15,697)	2,524
Total	301,290	29,279	(7,488)	(4,169)	318,912

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

Accumulated depreciation and amortization:
Buildings	4,113	739	—	20	4,872
Leasehold improvements	1,091	158	(188)	—	1,061
Switching equipment	11,996	1,569	(1,921)	(23)	11,621
Telegraph, telex and data communication equipment	1,580	—	—	2	1,582
Transmission installation and equipment	79,996	11,463	(3,545)	77	87,991
Satellite, earth station and equipment	5,809	900	(1)	(2,296)	4,412
Cable network	14,237	2,509	(66)	(702)	15,978
Power supply	13,597	1,512	(309)	(43)	14,757
Data processing equipment	11,977	1,522	(708)	(11)	12,780
Other telecommunication peripherals	1,766	1,120	—	(1)	2,885
Office equipment	1,678	375	(360)	(119)	1,574
Vehicles	210	74	(70)	15	229
Other equipment	66	2	—	(21)	47
Total	148,116	21,943	(7,168)	(3,102)	159,789
Net book value	153,174				159,123

a.    Gain on sale of property and equipment

	2018	2019	2020
Proceeds from sale of property and equipment	629	1,496	236
Net book value	(1)	(853)	(20)
Gain on sale of property and equipment	628	643	216

b.       Others

(i)	As of December 31, 2019 and 2020, the CGUs that independently generate cash inflows are fixed wireline, cellular and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2019 and 2020.
(ii)	Interest capitalized to property under construction amounted to Rp271 billion, Rp99 billion and Rp160 billion for the years ended December 31, 2018, 2019 and 2020, respectively. The capitalization rate used to determine the number of borrowing costs eligible for capitalization ranged from 9.68% to 11.00%, 4.12% to 11.00% and 6.25% to 11.00% for the years ended December 31, 2018, 2019 and 2020, respectively.
(iii)	No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2018, 2019 and 2020.
(iv)	In 2018, 2019 and 2020, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp153 billion, Rp197 billion and Rp234 billion, respectively, and were recorded as part of “Other Income - net” in the consolidated statements of profit or loss and other comprehensive income. In 2018, 2019 and 2020, the net carrying values of those assets of Rp51 billion, Rp165 billion and Rp190 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

(v)	In 2018, the estimated useful lives of radio software license and data processing equipment were changed from 7 to 10 years and from 3 to 5 years, respectively. The impact of reduction in the depreciation expense for the year ended December 31, 2018, 2019, and 2020 amounting to Rp925 billion, Rp637 billion, and Rp266 billion, respectively.

In 2020, the estimated useful lives of towers in Indonesia were changed from 20 to 30 years. The impact of reduction in the depreciation expense for the year ended December 31, 2020, amounted to Rp160 billion. Towers are presented as part of transmission installation and equipment.

(vi)	As of December 31, 2019 and 2020, the Group’s property and equipment excluding land rights, with net carrying amount of Rp150,891 billion and Rp159,454 billion, respectively, were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totaling Rp18,190 billion and Rp22,886 billion, US$74 million and US$Nil, HK$8 million, SG$269 million and SG$315 million, and MYR39 million, respectively, and first loss basis amounted to Rp2,760 billion and Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.
(vii)	As of December 31, 2019 and 2020, the percentage of completion of property under construction was 32.39% and around 61.19%, respectively, of the total contract value, with estimated dates of completion until November 2021 and March 2023, respectively. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.
(viii)	As of December 31, 2019 and 2020, all assets owned by the Company have been pledged as collateral for bonds (Note 21b.i). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp11,147 billion and Rp14,115 billion, respectively, have been pledged as collaterals under lending agreements (Notes 20, 21c, and 21d).
(ix)	As of December 31, 2019 and 2020, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp60,081 billion and Rp63,656 billion, respectively. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

14. RIGHT OF USE ASSETS

The Group leases several assets including building, transmission installation and equipments, power supply, vehicles, and other equipments used in its operations, which generally have lease term between 1 and 33 years.

The Group leases several pieces of land located throughout Indonesia with Building Use Rights ("Hak Guna Bangunan" or "HGB") for a period of 10-50 years which will expire between 2020 and 2070. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

leases. There are no lease contracts with variable lease payments. Short-term lease expense as of 2019 and 2020 amounted to Rp5,294 billion and Rp3,612 billion, respectively. Low-value assets lease expense as of 2019 and 2020 amounted to Rp65 billion and Rp119 billion, respectively.

The carrying amounts of right of use assets recognized and the movement during the year:

		Effect of				Reclassifications/
	December 31, 2018	adoption of IFRS 16	January 1, 2019	Additions	Deductions	translations	December 31, 2019
At cost:
Land rights	—	4,131	4,131	1,546	—	(6)	5,671
Buildings	—	786	786	70	—	(17)	839
Transmission installation and equipment	—	17,335	17,335	732	(576)	(4)	17,487
Power supply	—	398	398	316	—	(125)	589
Vehicles	—	646	646	188	(84)	(50)	700
Others	—	—	—	40	(4)	(8)	28
Total	—	23,296	23,296	2,892	(664)	(210)	25,314
Accumulated amortization:
Land rights	—	—	—	(676)	—	—	(676)
Buildings	—	—	—	(238)	—	1	(237)
Transmission installation and equipment	—	—	—	(3,466)	137	—	(3,329)
Power supply	—	—	—	(86)	—	17	(69)
Vehicles	—	—	—	(194)	58	25	(111)
Others	—	—	—	(28)	3	26	1
Total	—	—	—	(4,688)	198	69	(4,421)
Net book value	—	23,296	23,296				20,893

				Reclassifications/
	December 31, 2019	Additions	Deductions	translations	December 31, 2020
At cost:
Land rights	5,671	1,704	(630)	(10)	6,735
Buildings	839	126	(120)	21	866
Transmission installation and equipment	17,487	1,899	(1,183)	(85)	18,118
Power supply	589	97	(18)	—	668
Vehicles	700	238	(230)	(103)	605
Others (each below Rp75 billion)	28	1	(1)	66	94
Total	25,314	4,065	(2,182)	(111)	27,086
Accumulated amortization:
Land rights	(676)	(864)	212	—	(1,328)
Buildings	(237)	(205)	177	(62)	(327)
Transmission installation and equipment	(3,329)	(3,586)	984	—	(5,931)
Power supply	(69)	(194)	9	—	(254)
Vehicles	(111)	(162)	203	1	(69)
Others (each below Rp75 billion)	1	(75)	1	—	(73)
Total	(4,421)	(5,086)	1,586	(61)	(7,982)
Net book value	20,893				19,104

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

The carrying amounts of the lease liabilities and the movements are as follows:

	2019	2020

Balance, January 1	18,983	17,217
Additions	1,904	4,308
Deductions	(4,735)	(6,676)
Accrued interest	1,065	28
Balance, December 31	17,217	14,877
The portion that matures within one year	(4,663)	(4,805)
Long term portion year	12,554	10,072

Maturity analysis of lease payments are as follows:

Years	2019	2020
2020	4,752	—
2021	4,247	5,636
2022	3,529	3,814
2023	2,636	2,888
2024	1,639	1,864
2025	1,103	2,693
Thereafter	1,596	329
Total minimum lease payments	19,502	17,224
Interest	(3,350)	(2,375)
Net present value of minimum lease payments	16,152	14,849
Accrued interest	1,065	28
Total lease liabilities	17,217	14,877
Current maturities	(4,663)	(4,805)
Long-term portion	12,554	10,072

15. OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2019	2020
Prepaid other taxes - net of current portion (Note 29b)	3,256	1,431
Prepaid annual frequency license - net of current portion (Note 9)	1,488	1,237
Prepaid income taxes - net of current portion (Note 29a)	1,088	738
Deferred charges - net	539	498
Advances for purchases of property and equipment	481	404
Security deposit	210	168
Others (each below Rp75 billion)	264	358
Total	7,326	4,834

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

16.  INTANGIBLE ASSETS

The details of intangible assets are as follows:

				Other intangible
	Goodwill	Software	License	assets	Total
Gross carrying amount:
Balance, December 31, 2018	1,066	10,680	94	687	12,527
Additions	—	1,942	4	511	2,457
Acquisition	467	—	—	379	846
Deductions	(104)	(166)	(12)	(14)	(296)
Reclassifications/translations	3	24	10	8	45
Balance, December 31, 2019	1,432	12,480	96	1,571	15,579
Accumulated amortization and impairment losses:
Balance, December 31, 2018	(21)	(6,896)	(81)	(497)	(7,495)
Amortization	—	(1,165)	(357)	(145)	(1,667)
Deductions	—	71	2	14	87
Reclassifications/translations	—	(410)	343	9	(58)
Balance, December 31, 2019	(21)	(8,400)	(93)	(619)	(9,133)
Net book value	1,411	4,080	3	952	6,446

				Other intangible
	Goodwill	Software	License	assets	Total
Gross carrying amount:
Balance, December 31, 2019	1,432	12,480	96	1,571	15,579
Additions	—	2,282	3	3	2,288
Deductions	—	(166)	—	(74)	(240)
Reclassifications/translations	(4)	92	(5)	(26)	57
Balance, December 31, 2020	1,428	14,688	94	1,474	17,684
Accumulated amortization and impairment losses:
Balance, December 31, 2019	(21)	(8,400)	(93)	(619)	(9,133)
Amortization	—	(1,545)	(9)	(176)	(1,730)
Impairment losses	(104)	—	—	—	(104)
Deductions	—	124	—	—	124
Reclassifications/translations	8	(42)	8	31	5
Balance, December 31, 2020	(117)	(9,863)	(94)	(764)	(10,838)
Net book value	1,311	4,825	0	710	6,846

(i)

Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010), data center PT Bina Data Mandiri ("BDM") (2012), Contact Centres Australia Pty. Ltd. (2014), PT Media Nusantara Data Global ("MNDG") (2015), Melon and PT Griya Silkindo Drajatmoerni ("GSDm") (2016), TSGN and Nutech (2017), SSI, CIP, and Telin Malaysia (2018), and PST (2019) (Note 1e).

(ii)

As of December 31, 2020, the impairment of goodwill arising from the acquisition of Sigma, Contact Centres Australia Pty. Ltd., and platform Tiketapasaja.com amounted to Rp88 billion, Rp14 billion, and Rp2 billion, respectively. The impairment losses are presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. As of December 31, 2018 and 2019, there were no impairment of goodwill.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

(iii)

The amortization is presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range for the year ended December 31, 2018, 2019, and 2020 are from 1 to 5 years, 1 to 5 years, and 1 to 6 years, respectively.

(iv)	As of December 31, 2019 and 2020, the cost of fully amortized intangible assets that are still utilized in operations amounted to Rp5,526 billion and Rp7,077 billion, respectively.

17. TRADE AND OTHER PAYABLES

This account consists of the following:

	2019	2020
Trade payables	13,875	16,999
Other payables	449	578
Total trade and other payables	14,324	17,577

The breakdown of trade payables is as follows:

	2019	2020
Related parties
Radio frequency usage charges, concession fees, and Universal Service Obligation (“USO”) charges	1,374	1,204
Purchases of equipments, materials, and services	732	703
Payables to other telecommunication providers	136	250
Sub-total	2,242	2,157
Third parties
Purchases of equipments, materials, and services	10,563	11,928
Payables to other telecommunication providers	1,070	2,914
Sub-total	11,633	14,842
Total	13,875	16,999

Trade payables by currency are as follows:

	2019	2020
Rupiah	12,027	14,895
U.S. Dollar	1,801	2,012
Others	47	92
Total	13,875	16,999

Terms and conditions of the above financial liabilities:

1.	The Group's trade payables and other payables are non-interest bearing and normally settled within 1 year term.
2.	Refer to Note 32 for details of related party transactions.
3.	Refer to Note 35b.v for the Group's liquidity risk management.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

18.  ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2019	2020
Operation, maintenance, and telecommunication service	7,521	8,455
Salaries and benefits	2,658	3,399
General, administrative, and marketing expenses	2,365	2,255
Interest and bank charges	217	156
Total	12,761	14,265

Refer to Note 32 for details of related party transactions.

19.  CONTRACT LIABILITIES

The breakdown of contract liabilities is as follows:

a.	Current

	2019	2020
Advances from customers for Mobile	5,199	5,047
Advances from customers for Enterprise	1,261	1,884
Advances from customers for WIB	721	668
Advances from customers for Consumer	76	112
Others (each below Rp75 billion)	173	121
Total	7,430	7,832

b.	Non-current

	2019	2020
Advances from customers for Consumer	391	590
Advances from customers for WIB	327	344
Advances from customers for Enterprise	83	68
Others	4	5
Total	805	1,007

Contract liabilities at the beginning period which were recognized as revenue in 2019 and 2020 amounted to Rp5,252 billion and Rp7,430 billion, respectively.

Refer to Note 32 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

This account consists of the following:

	2019	2020
Short-term bank loans	8,705	9,934
Current maturities of long-term borrowings	8,746	9,350
Total	17,451	19,284

a.	Short-term bank loans

		2019		2020
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
Bank Mandiri	Rp	—	2,400	—	2,900
BNI	Rp	—	1,238	—	897
PT Bank BNI Syariah ("BNI Syariah")	Rp	—	17	—	—
Sub-total			3,655		3,797
Third parties
MUFG Bank, Ltd. ("MUFG Bank")	Rp	—	1,705	—	2,611
HSBC	Rp	—	1,754	—	2,304
	US$	0	4	0	4
Bank DBS	Rp	—	722	—	573
	US$	1	13	1	13
PT Bank UOB Indonesia ("UOB Indonesia")	Rp	—	500	—	200
BTPN	Rp	—	—	—	110
SCB	Rp	—	150	—	100
Bank CIMB Niaga	Rp	—	78	—	78
Others (each below Rp75 billion)	Rp	—	124	—	73
	US$	—	—	5	71
Sub-total			5,050		6,137
Total			8,705		9,934

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

Other significant information relating to short-term bank loans as of December 31, 2020 is as follows:

			Total facility			Interest rate per
	Borrower	Currency	(in billions)	Maturity date	Interest rate	annum	Security**
Mandiri
2019 - 2020	The Company, Finnet	Rp	2,900	April 28, 2021 - November 21, 2021	Monthly, Quarterly	1 month JIBOR + 1.50% 3 month JIBOR + 0.60%	None
BNI
2014 - 2017	GSD, Sigma[a], TLT	Rp	615	January 9, 2021 - November 7, 2021	Monthly	7.90% - 9.00%	Trade receivables and property and equipment
2014 - 2020	Telkom Infratel, Infomedia[b], Sigma[h], Metranet	Rp	1,455	January 9, 2021 - December 19, 2021	Monthly	1 month JIBOR + 2.20% - 2.50%	Trade receivables and property and equipment
MUFG Bank
2018 - 2020	The Company, Infomedia, Metra, GSD, Telkom Infratel	Rp	2,660	January 22, 2021 - September 27, 2021	Monthly	1 month JIBOR + 0.70%	None
HSBC
2018	Sigma[c,h]	Rp	600	July 15, 2021	Monthly	Under BLR 8.75%	Trade receivables
2018	Sigma[c,h]	US$	0.004	July 15, 2021	Monthly	Under BLR 9.13%	Trade receivables
2018 - 2020	The Company, Sigma, Melon, Metra, MD Media, PINS, Metranet	Rp	2,850	January 23, 2021 - December 31, 2021	Monthly, Quarterly	1 month JIBOR + 0.70% - 0.90% 3 month JIBOR + 1.00%	None
DBS
2016	Nutech	Rp	4	October 13, 2021	Monthly	9.00%	None
2016	Sigma[d,e]	US$	0.02	July 31, 2021	Semi-annually	3.25% (US$). 10.75% (Rp)	Trade receivables
2018	Telkom Infratel, Infomedia	Rp	600	July 31, 2021	Monthly	1 month JIBOR + 0.70% - 1.45%	None
UOB Indonesia
2016	Finnet[f]	Rp	500	March 31, 2021	Monthly	1 month JIBOR + 1.75%	None
BTPN
2020	PINS	Rp	250	March 13, 2021	Quarterly	3 month JIBOR + 1.50%	None
SCB
2019	GSD[g]	Rp	150	January 17, 2021	Monthly	Cost of fund + 2.00%	None
Bank CIMB Niaga
2013	GSD[h]	Rp	85	January 1, 2021	Monthly	10.90% - 11.50%	Trade receivables and property and equipment

*   In original currency

** Refer to Note 6 and Note 13 for details of trade receivables and property and equipment pledged as collateral.

a   Based on the latest amendment on April 23, 2019.

b   Based on the latest amendment on March 28, 2018 and July 6, 2018.

c   Based on the latest amendment on July 16, 2018.

d   Based on the latest amendment on December 5, 2018.

e   Facility in U.S. Dollar. Withdrawal can be executed in U.S. Dollar and Rupiah.

f    Based on the latest amendment on December 11, 2020.

g   Based on the latest amendment on January 18, 2019.

h   Unsettled loan will be automatically extended.

On March 27, 2020, the Company, Metra, Infomedia, and TII entered  credit agreements amendments with MUFG Bank amounting to Rp600 billion. As of December 31, 2020, the unused facilities amounted to Rp230 billion.

On August 19, 2020, the Company and GSD entered credit agreements amendments with MUFG Bank amounting to Rp900 billion. As of December 31, 2020, the unused facilities amounted to Rp19.1 billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

On August 24, 2020, the Company, Sigma, and Melon entered credit agreements amendments with HSBC amounting to Rp700 billion. As of December 31, 2020, the unused facilities amounted to Rp19.5 billion.

On August 27, 2020, the Company entered credit agreements with Bank Permata amounting to Rp400 billion. As of December 31, 2020, the facilities has not been used.

On October 1, 2020, the Company, Infomedia, MD Media, and Telkom Infratel entered credit agreements amendments with MUFG Bank amounting to Rp1,560 billion. As of December 31, 2020, the unused facilities amounted to Rp200 billion.

On October 7, 2020, the Company, Infomedia, and Telkom Infratel entered credit agreements amendments with Bank DBS amounting to Rp1,000 billion. As of December 31, 2020, the unused facilities amounted to Rp525 billion.

On October 23, 2020, the Company entered credit agreements with Bank of China amounting to Rp1,000 billion. As of December 31, 2020, the facilities has not been used.

On November 9, 2020, the Company entered credit agreements with Citibank amounting to Rp500 billion. As of December 31, 2020, the facilities has not been used.

On November 16, 2020, the Company entered credit agreements amendments with Bank Mandiri amounting to Rp4,400 billion. As of December 31, 2020, the unused facilities amounted to Rp2,000 billion.

On November 27, 2020, the Company entered credit agreements with HSBC amounting to Rp500 billion. As of December 31, 2020, the unused facilities amounted to Rp200 billion.

On December 28, 2020, the Company, Metra, MD Media, Metranet, and Telkomsat entered credit agreements amendments with HSBC amounting to Rp1,000 billion. As of December 31, 2020, the unused facilities amounted to Rp216 billion.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as the limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and maintaining financial ratios. As of December 31, 2020, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2020, the Group obtained waivers from lenders to not demand the loan payment as a result of the breach of covenants for Sigma, Telkom Infratel, dan PINS. The waivers from BNI, BCA, and BTPN were received on December 28, 2020, December 29, 2020, and January 7, 2021, respectively.

The credit facilities were obtained by the Group for working capital purposes.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

b.	Current maturities of long-term borrowings

	Notes	2019	2020
Two-step loans	21a	194	184
Bonds and notes	21b	2,491	478
Bank loans	21c	5,434	7,648
Other borrowings	21d	627	1,040
Total		8,746	9,350

21. LONG-TERM LOANS AND OTHER BORROWINGS

Long-term loans and other borrowings consist of the following:

	Notes	2019	2020
Two-step loans	21a	542	384
Bonds and notes	21b	7,467	6,991
Bank loans	21c	21,167	20,581
Other borrowings	21d	3,113	2,605
Total		32,289	30,561

Scheduled principal payments as of December 31, 2020 are as follows:

			Year
	Notes	Total	2022	2023	2024	2025	Thereafter
Two-step loans	21a	384	148	131	105	—	—
Bonds and notes	21b	6,991	2,199	—	—	2,097	2,695
Bank loans	21c	20,581	5,193	4,831	4,210	2,993	3,354
Other borrowings	21d	2,605	1,041	1,052	512	—	—
Total		30,561	8,581	6,014	4,827	5,090	6,049

a.   Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in Rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2019		2020
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	3,839	491	3,072	418
	US$	9	120	4	59
	Rp	—	125	—	91
Total			736		568
Current maturities (Note 20b)			(194)		(184)
Long-term portion			542		384

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

As of December 31, 2020, the Company has complied with the above-mentioned ratios.

b.   Bonds and notes

		2019	2020
Bonds and notes	Currency	Outstanding	Outstanding
Bonds
2010
Series B	Rp	1,995	—
2015
Series A	Rp	2,200	2,200
Series B	Rp	2,100	2,100
Series C	Rp	1,200	1,200
Series D	Rp	1,500	1,500
Medium Term Notes (“MTN”)
MTN I Telkom 2018
Series B	Rp	200	—
Series C	Rp	296	296
MTN Syariah Ijarah I Telkom 2018
Series B	Rp	296	—
Series C	Rp	182	182
Total		9,969	7,478
Unamortized debt issuance cost		(11)	(9)
Total		9,958	7,469
Current maturities (Note 20b)		(2,491)	(478)
Long-term portion		7,467	6,991

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

(i)   Bonds

2010

						Interest payment	Interest rate per
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	period	annum
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quarterly	10.20%

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 13b.viii). The underwriters of the bonds are PT Bahana Securities (“Bahana”), PT BRI Danareksa Sekuritas, and PT Mandiri Sekuritas, and the trustee is Bank CIMB Niaga. Based on the General Meeting of Bondholders on September 26, 2018, the trustee was replaced by BTN.

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

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 13b.viii). The underwriters of the bonds are Bahana, PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia Tbk. and the trustee is Bank Permata.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

As of December 31, 2020, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)    Debt to equity ratio should not exceed 2:1.

(b)    EBITDA to interest ratio should not be less than 4:1.

(c)    Debt service coverage is at least 125%.

As of December 31, 2020, the Company has complied with the above-mentioned ratios.

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

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT BRI Danareksa Sekuritas, and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and  PT Kustodian Sentral Efek Indonesia (“KSEI”) as the Payment Agent and the Custodian. The MTN are traded in private placement programs. The funds obtained from MTN are used for access network and backbone  development.

As of December 31, 2020, the rating of the MTN issued by Pefindo is idAAA (Triple A).

According to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

(a)    Debt to equity ratio should not exceed 2:1.

(b)    EBITDA to interest ratio should not be less than 4:1.

(c)    Debt service coverage is at least 125%.

As of December 31, 2020, the Company has complied with the above-mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

Bahana, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT BRI Danareksa Sekuritas, and PT Mandiri Sekuritas act as the Arranger, BTN as the Monitoring Agent and  KSEI as the Payment Agent and the Custodian. The MTN Syariah Ijarah are traded in private placement programs. The funds obtained from MTN Syariah Ijarah are used for investment projects. The object of MTN Syariah Ijarah transaction is telecommunication network which is located in the special region of Yogyakarta, its network telecommunication involves cable network, information technology equipments, and other production tools of telecommunication services.

As of December 31, 2020, the rating of the MTN Syariah Ijarah issued by Pefindo is idAAA sy (Triple A Syariah).

According to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

(a)    Debt to equity ratio should not exceed 2:1.

(b)    EBITDA to interest ratio should not be less than 4:1.

(c)    Debt service coverage is at least 125%.

As of December 31, 2020, the Company has complied with the above-mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

c.    Bank loans

		2019		2020
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	—	5,898	—	7,958
Bank Mandiri	Rp	—	7,611	—	6,203
BRI	Rp	—	1,758	—	2,822
BNI Syariah	Rp	—	52	—	43
Sub-total			15,319		17,026
Third parties
BCA	Rp	—	1,665	—	3,145
MUFG Bank	Rp	—	2,981	—	2,596
	US$	8	108	—	—
Syndication of banks	Rp	—	1,250	—	1,326
	US$	37	514	30	427
Bank DBS	Rp	—	770	—	1,378
Bank Permata	Rp	—	—	—	757
UOB Singapore	US$	40	556	31	437
ANZ	Rp	—	440	—	374
Bank CIMB Niaga	Rp	—	439	—	307
HSBC	Rp	—	500	—	214
BTPN	Rp	—	537	—	173
PT Bank ICBC Indonesia ("ICBC")	Rp	—	159	—	113
Citibank	Rp	—	500	—	—
Bank of China	Rp	—	500	—	—
UOB Indonesia	Rp	—	357	—	—
Others (each below Rp75 billion)	Rp	—	9	—	—
	MYR	19	66	12	41
Sub-total			11,351		11,288
Total			26,670		28,314
Unamortized debt issuance cost			(65)		(85)
Gain in debt restructuring			(4)		—
			26,601		28,229
Current maturities (Note 20b)			(5,434)		(7,648)
Long-term portion			21,167		20,581

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

Other significant information relating to bank loans as of December 31, 2020 is as follows:

				Current
			Total	period	Principal	Interest
			facility	payment	payment	payment	Interest rate
	Borrower	Currency	(in billions)*	(in billions)*	schedule	period	per annum	Security**
BNI
2018	GSD	Rp	182	54	2018 - 2021	Monthly	8.75%	Trade receivables
2013 - 2019	The Company, GSD, TLT, Sigma, Dayamitra, Telkom Infratel	Rp	9,752	1,197	2016 - 2033	Monthly, Quarterly	1 month JIBOR + 2.20% - 2.50%; 3 months JIBOR + 1.70% - 2.25%	Trade receivables, inventory, and property and equipment and all assets
Bank Mandiri
2017 - 2018	The Company, Balebat	Rp	680	133	2018 - 2024	Monthly, Quarterly	8.50% - 9.00%	Trade receivables, inventory, and property and equipment
2017- 2019	The Company, GSD, Dayamitra, Telkomsel[a]	Rp	6,138	208	2019 - 2026	Quarterly	3 months JIBOR + 0.60% - 1.85%	None
BRI
2017 - 2019	The Company, Dayamitra, GSD	Rp	3,253	236	2019 - 2026	Quarterly	3 months JIBOR + 1.70% - 2.00%	Property and equipment and all assets

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

				Current
			Total	period	Principal	Interest	Interest
			facility	payment	payment	payment	rate per
	Borrower	Currency	(in billions)*	(in billions)*	schedule	period	annum	Security**
BCA
2017 - 2020	The Company, Metra, Dayamitra, Telkom Infratel, PST	Rp	7,981	244	2017 - 2027	Quarterly	3 months JIBOR + 1.50% - 2.25%	Property and equipment
MUFG Bank
2016 - 2020	GSD, Metra, Dayamitra	Rp	3,700	618	2016 - 2027	Quarterly	3 months JIBOR + 1.43% - 2.40%	Property and equipment
Syndication of banks
2015 - 2020	The Company, GSD, Dayamitra	Rp	4,000	500	2016 - 2027	Quarterly	3 months JIBOR + 2.00% - 2.75%	Property and equipment and all assets
2018	TII	US$	0.09	0.007	2019 - 2025	Semi-annually	6 months LIBOR + 1.25%	None
DBS
2016	Nutech	Rp	6	1	2017 - 2021	Monthly	10.00%	Trade receivables and property and equipment
2017 - 2020	PINS, Dayamitra, Telkomsat	Rp	1,830	191	2018 - 2027	Quarterly	3 months JIBOR + 1.50% - 2.45%	Property and equipment
Bank Permata
2020	Nutech	Rp	7	0.7	2020 - 2027	Monthly	9.25%	Property and equipment
2020	Dayamitra	Rp	750	—	2021 - 2027	Quarterly	3 months JIBOR + 1.50%	Property and equipment
UOB Singapore
2016	TII	US$	0.049	0.009	2019 - 2024	Semi-annually	6 months LIBOR + 1.25%	None
ANZ
2015 - 2020	GSD, PINS	Rp	500	66	2020 - 2025	Quarterly	3 months JIBOR + 1.40% - 2.00%	Property and equipment
Bank CIMB
Niaga
2017 - 2019	GSD, Metra	Rp	695	125	2018 - 2024	Quarterly	3 months JIBOR + 1.425% - 1.50%	None
HSBC
2020	Telkomsat	Rp	214	—	31 Desember 2021	Annually	12 months JIBOR + 0.80%	None
BTPN
2017 - 2019	GSD, Metra, Dayamitra, TII	Rp	559	97	2018 - 2023	Quarterly	3 months JIBOR + 1.435% - 1.50%	None
ICBC
2017	GSD	Rp	272	45	2017 - 2024	Quarterly	3 months JIBOR + 2.36%	Trade receivables and property and equipment

*  In original currency

** Refer to Notes 6,8, and 13 for details of trade receivables, inventories, and property and equipment pledged as collaterals.

a  Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2020 Telkomsel has complied with the above covenants.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

On March 13, 2015, the Company, GSD, Metra, and Infomedia entered into several credit facilities agreements with BTPN, MUFG Bank, ANZ, and syndication of banks (BCA and BNI) with total facilities amounting to Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. Based on amendment on August 2, 2016, Dayamitra and Telkom Akses are included as borrowers into BTPN and MUFG Bank credit facilities agreement and excluded GSD from those agreement. Based on the latest amendment on March 13, 2017, PINS is included as one of borrower into ANZ's credit facility agreement. In 2017, PINS withdrawn the facility amounted to Rp200 billion.

On March, 24, 2017, the Company, Dayamitra, Sigma, GSD, and TII entered several credit agreements with BRI, BNI, and Bank Mandiri with total facilities amounting to Rp1,000 billion, Rp2,005 billion and Rp1,500 billion, respectively.

On March 30, 2017, The Company, GSD, Metra, Dayamitra, PINS, and Telkomsat entered into several credit agreements with MUFG Bank, BTPN, Bank DBS, Bank CIMB Niaga, and BCA with total facilities amounting to Rp400 billion, Rp400 billion, Rp850 billion, Rp495 billion, and Rp850 billion, respectively. Based on amendment on June 29, 2017, Telkom Infratel is included as one of borrower into BCA's credit facility agreement replaced PINS.

On February 26, 2018, the Company and TII entered into a credit agreements with Bank Mandiri with total facilities amounting to Rp775 billion, respectively.

On March 27, 2018 and May 23, 2019, the Company and Dayamitra entered into several credit agreements with MUFG Bank and BRI Bank with total facilities amounting to Rp800 billion and Rp200 billion, respectively.

On January 15, 2019, the Company, Infomedia, TII, Telkom Infratel, Telkomsat, and Sigma entered into a credit agreements with BTPN with total facilities amounting to Rp628 billion. As of December 31, 2020, the unused facility for BTPN amounted to Rp538 billion.

On June 19, 2019, the Company and Dayamitra entered into a credit agreement with BNI with total facilities amounting to Rp2,160 billion and Rp840 billion, respectively. As of December 31, 2020, all facilities has been used.

On August 18, 2020, the Company entered into a credit agreements with BCA with total facilities amounting to Rp4,000 billion. As of December 31, 2020, the unused facility for BCA amounted to Rp2,500 billion.

On November 16, 2020, The Company, Dayamitra, and GSD entered into a credit agreement amendments with Bank Mandiri with total facilities amounting to Rp1,400 billion, Rp1,113 billion, and Rp200 billion, respectively. As of December 31, 2020, the unused facility for Bank Mandiri amounted to Rp136.1 billion.

On December 4, 2020, The Company and Admedika entered into a credit agreement with BTPN with total facilities amounting to Rp1,500 billion. As of December 31, 2020, all facilities has not been used.

On December 11, 2020, The Company, PINS, and GSD entered into a credit agreement amendments  with Bank CIMB Niaga with total facilities amounting to Rp500 billion, Rp300 billion, and Rp200 billion,

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

respectively. As of December 31, 2020, the unused facility for Bank CIMB Niaga amounted to Rp908 billion.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2020, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2020, the Group obtained waiver from lenders for the non-fulfillment financial ratios in Sigma, Telkom Infratel, and GSD. The waivers from BNI, HSBC, BCA, Bank Mandiri, and ICBC were received on December 28, 2020, December 29, 2020, and December 31, 2020, respectively.

The credit facilities were obtained by the Group for working capital purposes.

d.    Other borrowings

		Outstanding
Lenders	Currency	2019	2020
PT Sarana Multi Infrastruktur	Rp	3,748	3,652
Unamortized debt issuance cost		(8)	(7)
Total		3,740	3,645
Current maturities (Note 20b)		(627)	(1,040)
Long-term portion		3,113	2,605

Other significant information relating to other borrowings as of December 31, 2020 is as follows:

			Total facility	Current period	Principal payment	Interest rate
	Borrower	Currency	(in billions)	payment (in billions)	schedule	per annum	Security
PT Sarana Multi
Infrastruktur
November 14, 2018	The Company	Rp	1,000	220	Semi-annually (2019-2023)	3 months JIBOR + 1.75%	None
March 29, 2019	The Company	Rp	2,836	350	Quarterly (2020 -2024)	8.49%	None
October 12, 2016	Dayamitra	Rp	700	100	Semi-annually (2018-2024)	3 months JIBOR + 1.85%	Property and equipment
March 29, 2017	Dayamitra	Rp	600	514	Semi-annually (2018-2024)	3 months JIBOR + 1.85%	Property and equipment
March 29, 2019	Telkomsat	Rp	164	11	Semi-annually (2020-2024)	8.49%	None

Under the agreement, the Company, Dayamitra, and Telkomsat is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

(a)	Debt to equity ratio should not exceed 2:1, except Dayamitra should not exceed 5:1
(b)	Net debt EBITDA to interest ratio should not be less than 4:1
(c)	Debt service coverage is at least 125%, except Dayamitra is at least 100%

As of December 31, 2020, the Company, Dayamitra, and Telkomsat has complied with the above-mentioned ratios.

On June 15, 2020, The Company, Telkomsat, and Telkom Infratel entered into a credit agreement amendments with PT Sarana Multi Infrastruktur amounting to Rp2,836 billion, Rp164 billion, and RpNil, respectively. As of December 31, 2020, the unused facility for PT Sarana Multi Infrastruktur amounted to Rp106 billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

22. NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follow:

	2019	2020
Non-controlling interests in net assets of subsidiaries:
Telkomsel	16,962	17,710
GSD	229	233
Metra	130	83
TII	107	114
Total	17,428	18,140

	2018	2019	2020
Non-controlling interests in net income (loss) of subsidiaries:
Telkomsel	8,899	8,895	8,849
TII	7	(5)	4
Metra	11	(56)	(2)
GSD	(8)	(42)	(13)
Total	8,909	8,792	8,838

Material partly-owned subsidiary

As of December 31, 2019 and 2020, the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the Company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of intercompany balances and transactions.

Summarized statements of financial position

	2019	2020
Current assets	18,621	19,488
Non-current assets	86,000	82,699
Current liabilities	(25,137)	(28,289)
Non-current liabilities	(31,017)	(23,292)
Total equity	48,467	50,606
Attributable to:
Equity holders of parent company	31,505	32,896
Non-controlling interest	16,962	17,710

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

Summarized statements of profit or loss and other comprehensive income

	2018	2019	2020
Revenues	89,258	91,093	87,103
Operating expenses	(55,408)	(54,695)	(55,834)
Other income (expense) – net	124	(2,321)	451
Profit before income tax	33,974	34,077	31,720
Income tax expense – net	(8,546)	(8,660)	(6,436)
Profit for the year from continuing operations	25,428	25,417	25,284
Other comprehensive income (loss) – net	356	(415)	(1,054)
Net comprehensive income for the year	25,784	25,002	24,230
Profit for the year attributable to non-controlling interest	8,899	8,895	8,849
Dividend paid to non-controlling interest	10,105	8,490	7,725

Summarized statements of cash flows

	2018	2019	2020
Operating activities	36,848	41,515	39,758
Investing activities	(16,095)	(13,448)	(10,923)
Financing activities	(24,867)	(25,943)	(28,277)
Net increase (decrease) in cash and cash equivalents	(4,114)	2,124	558

23. CAPITAL STOCK

The details of capital stock are as follows:

	2019
		Percentage of	Total paid-in
Description	Number of shares	ownership	capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,601,837,380	4.65	230
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Harry Mozarta Zen	474,692	0	0
Faizal Rochmad Djoemadi	126,800	0	0
Bogi Witjaksono	55,000	0	0
Edi Witjara	32,500	0	0
Siti Choirina	540	0	0
Public (individually less than 5%)	42,856,179,173	43.26	2,143
Total	99,062,216,600	100.00	4,953

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	2020
		Percentage of	Total paid-in
Description	Number of shares	ownership	capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,839,380,280	3.88	192
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Dian Rachmawan	120,222	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Edi Witjara	32,500	0	0
Public (individually less than 5%)	43,618,813,083	44.03	2,181
Total	99,062,216,600	100.00	4,953

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

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 31 dated June 19, 2020 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2019 amounting to Rp11,197 billion (Rp113.04 per share) and Rp4,065 billion (Rp41.03 per share), respectively. The Company paid cash dividend and special cash dividend on July 23, 2020.

24. BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp17,802 billion, Rp19,068 billion and Rp21,052 billion by the weighted average number of shares outstanding during the year totaling 99,062,216,600 shares for the years ended December 31, 2018, 2019 and 2020, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transactions during the year.

Basic earnings per share amounted to Rp179.71, Rp192.49, and Rp212.51 for the years ended December 31, 2018, 2019 and 2020, respectively. The Company does not have potentially dilutive financial instruments as of December 31, 2018, 2019 and 2020.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

25. REVENUES

The Group derives revenues in the following major product lines:

						Consolidated
2018	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues	34,338	1,665	1,355	284	—	37,642
Interconnection revenues	933	—	—	4,529	—	5,462
Data, internet, and information technology service revenues
Cellular internet and data	41,033	—	3	—	—	41,036
Internet, data communication, and information technology services	—	45	9,318	1,016	8	10,387
Short Messaging Services (“SMS”)	9,046	0	251	1	—	9,298
Others	—	—	482	208	130	820
Total Data, internet, and information technology service revenues	50,079	45	10,054	1,225	138	61,541
Network revenues	2	1	696	1,020	—	1,719
Indihome revenues	—	10,761	1,967	—	—	12,728
Other services
Sales of peripherals	—	—	1,852	—	—	1,852
Manage service and terminal	—	—	1,449	0	—	1,449
Call center service	—	—	877	167	8	1,052
E-health	—	—	563	—	—	563
E-payment	—	—	449	—	—	449
Others	—	5	1,598	1,959	282	3,844
Total other services	—	5	6,788	2,126	290	9,209
Total revenues from contract with customer	85,352	12,477	20,860	9,184	428	128,301
Revenues from lessor transactions	—	1,414	164	909	—	2,487
Total revenues	85,352	13,891	21,024	10,093	428	130,788
Adjustments and eliminations	(14)	0	30	(9)	(298)
Total external revenues as reported in note operating segment	85,338	13,891	21,054	10,084	130

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

						Consolidated
2019	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues	27,907	1,565	1,148	287	—	30,907
Interconnection revenues	580	—	—	5,710	—	6,290
Data, internet, and information technology service revenues
Cellular internet and data	52,858	—	—	—	—	52,858
Internet, data communication, and information technology services	—	17	7,715	1,340	—	9,072
Short Messaging Services (“SMS”)	6,555	—	399	—	—	6,954
Others	—	—	558	386	85	1,029
Total Data, internet, and information technology service revenues	59,413	17	8,672	1,726	85	69,913
Network revenues	4	1	897	943	—	1,845
Indihome revenues	—	16,083	2,242	—	—	18,325
Other services
Manage service and terminal	—	—	1,671	1	—	1,672
Sales of peripherals	—	—	1,109	—	—	1,109
Call center service	—	—	650	149	—	799
E-payment	—	—	453	—	113	566
E-health	—	—	523	—	—	523
Others	—	67	1,288	581	433	2,369
Total other services	—	67	5,694	731	546	7,038
Total revenues from contract with customer	87,904	17,733	18,653	9,397	631	134,318
Revenues from lessor transactions	—	—	—	1,239	—	1,239
Total revenues	87,904	17,733	18,653	10,636	631	135,557
Adjustments and eliminations	(7)	(27)	48	(27)	(434)
Total external revenues as reported in note operating segment	87,897	17,706	18,701	10,609	197

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

						Consolidated
2020	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues	19,427	1,072	838	273	—	21,610
Interconnection revenues	410	—	—	7,276	—	7,686
Data, internet, and information technology service revenues
Cellular internet and data	59,502	—	—	—	—	59,502
Internet, data communication, and information technology services	—	13	8,066	1,665	—	9,744
SMS	4,377	—	440	—	—	4,817
Others	—	42	939	632	140	1,753
Total data, internet, and information technology service revenues	63,879	55	9,445	2,297	140	75,816
Network revenues	4	—	766	901	—	1,671
Indihome revenues	—	19,827	2,387	—	—	22,214
Other services
Manage service and terminal	—	—	1,292	1	—	1,293
Call center service	—	—	775	70	—	845
E-health	—	—	549	—	—	549
E-payment	—	—	475	—	24	499
Sales of peripherals	—	—	0	—	0	0
Others	—	51	1,189	393	354	1,987
Total other services	—	51	4,280	464	378	5,173
Total revenues from contract with customer	83,720	21,005	17,716	11,211	518	134,170
Revenues from lessor transactions	—	—	—	2,277	—	2,277
Total revenues	83,720	21,005	17,716	13,488	518	136,447
Adjustments and eliminations	—	(48)	13	13	(299)
Total external revenues as reported in note operating segment	83,720	20,957	17,729	13,501	219

Management expects that most of the transaction price allocated to the unsatisfied contracts as of December 31, 2020 will be recognized as revenue during the next reporting periods. Unsatisfied performance obligations as of December 31, 2020, which management expect to be realised within one year is Rp8,070 billion, and more than one year Rp9,585 billion.

The Group entered into non-cancelable lease agreements as a lessor. The lease agreements cover leased lines, telecommunication equipment, and land and building. These leases have terms of between 1 to 10 years. All leases include a clause to enable an upward revision of the rental charge on an annual basis according to the prevailing market conditions. These lessees are also required to provide a residual value guarantee on the properties.

There is no revenue from major customers which exceeds 10% of total revenues for the years ended December 31, 2020.

Refer to Note 32 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

26.  PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2018	2019	2020
Salaries and related benefits	8,077	7,945	8,272
Vacation pay, incentives, and other benefits	3,292	3,538	4,321
Periodic pension benefit cost (Note 30)	1,120	840	804
LSA expense (Note 31)	161	290	290
Obligation under the Labor Law (Note 30)	113	136	258
Net periodic post-employment health care benefit cost (Note 30)	335	167	253
Other post-employment benefit cost (Note 30)	32	33	81
Long service employee benefit cost (Note 30)	—	—	53
Others	48	63	58
Total	13,178	13,012	14,390

Refer to Note 32 for details of related parties transactions.

27.  OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2018	2019	2020
Operation and maintenance	25,215	20,417	19,956
Radio frequency usage charges (Note 34c.i & 34c.ii)	5,473	5,736	5,930
Leased lines and CPE	5,125	4,709	3,353
Concession fees and USO charges	2,297	2,370	2,411
Electricity, gas, and water	1,051	1,102	946
Project management	647	460	538
Cost of SIM cards and vouchers (Note 8)	866	645	487
Insurance	193	246	378
Vehicles rental and supporting facilities	413	386	334
Cost of sales of peripherals (Note 8)	1,860	1,109	57
Tower leases	480	—	—
Others (each below Rp75 billion)	273	273	185
Total	43,893	37,453	34,575

Refer to Note 32 for details of related parties transactions.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2018	2019	2020
Allowance for expected credit losses	2,208	1,899	2,344
General expenses	1,792	1,651	1,805
Professional fees	823	793	981
Training, education, and recruitment	463	461	308
Travelling	415	410	275
Social contribution	181	200	223
Collection expenses	157	176	193
Meeting	233	276	184
Others (each below Rp75 billion)	322	341	251
Total	6,594	6,207	6,564

Refer to Note 32 for details of related parties transactions.

29.  TAXATION

a.    Prepaid income taxes

The breakdown of prepaid income taxes is as follows:

	2019	2020
The Company - Corporate income tax	406	465
Subsidiaries - Corporate income tax	992	1,352
Total	1,398	1,817
Current portion	(310)	(1,079)
Non-current portion (Note 15)	1,088	738

b.    Prepaid other taxes

The breakdown of prepaid other taxes is as follows:

	2019	2020
The Company:
VAT	2,724	1,215
Article 22 - Withholding tax on goods delivery and import	6	2
Article 23 - Withholding tax on services delivery	90	124
Subsidiaries:
VAT	3,628	3,012
Article 4 (2) - Final tax	13	6
Article 23 - Withholding tax on services delivery	46	17
Total	6,507	4,376
Current portion	(3,251)	(2,945)
Non-current portion (Note 15)	3,256	1,431

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

c.    Current income tax liabilities

The breakdown of current income tax liabilities is as follows:

	2019	2020
The Company:
Article 25 - Installment of corporate income tax	6	—
Article 29 - Corporate income tax	1,059	814
Subsidiaries:
Article 25 - Installment of corporate income tax	7	3
Article 29 - Corporate income tax	473	474
Total	1,545	1,291

d.    Other tax liabilities

The breakdown of other tax liabilities is as follows:

	2019	2020
The Company:
Article 4 (2) - Final tax	43	53
Article 21 - Individual income tax	101	119
Article 22 - Withholding tax on goods delivery and import	7	5
Article 23 - Withholding tax on services delivery	38	21
Article 26 - Withholding tax on non-resident income	9	7
VAT - Tax collector	487	490
Sub-total	685	695
Subsidiaries:
Article 4 (2) - Final tax	153	136
Article 21 - Individual income tax	108	176
Article 22 - Withholding tax on goods delivery and import	3	4
Article 23 - Withholding tax on services delivery	80	55
Article 26 - Withholding tax on non-resident income	5	7
VAT	852	349
Sub-total	1,201	727
Total	1,886	1,422

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

e.    The components of consolidated income tax expense (benefit) are as follows:

	2018	2019	2020
Current
The Company	236	1,272	1,976
Subsidiaries	9,196	9,347	7,822
Sub-total	9,432	10,619	9,798
Deferred
The Company	(159)	15	8
Subsidiaries	93	(195)	(549)
Sub-total	(66)	(180)	(541)
Net income tax expense	9,366	10,439	9,257

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

f.    Reconciliation of income tax expense

The details of the net income tax expense for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
Estimated taxable income of the Company	400	6,007	10,140
Corporate income tax:
Current corporate income tax expense:
The Company	80	1,201	1,927
Subsidiaries	9,193	9,344	7,819
Current income tax expense of previous year:
The Company	99	1	1
Final tax expense:
The Company	57	70	48
Subsidiaries	3	3	3
Total income tax expense - current	9,432	10,619	9,798

Income tax expense (benefit) - deferred - effect of temporary differences at enacted maximum tax rates
The Company
Net periodic pension and other post-employment benefits costs	(27)	70	179
Cost to obtain contracts	38	54	(45)
Leases	2	7	(3)
Realization of accrual (accrual) of expenses and inventory write-off (provision for inventory obsolescence)	(36)	4	3
Amortization of (addition to) deferred installation fee	(18)	0	(28)
Tax loss utilization (recognition)	172	—	—
Provision for impairment of receivables	(132)	(88)	(48)
Provision for employee benefits	32	(15)	(48)
Valuation of long term investment	—	—	(11)
Amortization of intangible assets, land rights and others	(10)	(10)	(4)
Depreciation and gain on disposal or sale of property and equipment	(180)	(7)	13
Net	(159)	15	8
Telkomsel
Leases	170	90	29
Trade receivables write-off (provision for impairment of receivables)	(88)	88	(384)
Amortization of license	58	33	(27)
Provision for employee benefits	(83)	(83)	84
Contract liabilities	—	—	9
Contract cost	—	—	(27)
Other financial instruments	—	—	65
Depreciation and gain on disposal or sale of property and equipment	64	(68)	(324)
Net	121	60	(575)
Subsidiaries - others - net	(28)	(255)	26
Net income tax benefit - deferred	(66)	(180)	(541)
Income tax expense - net	9,366	10,439	9,257

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% (2018), 20% (2019), and 19% (2020) to the profit before income tax less income subject to final

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2018	2019	2020
Profit before income tax consolidation	36,077	38,299	39,147
Less: consolidated income subject to final tax - net	(1,277)	(1,141)	(1,675)
Net	34,800	37,158	37,472
Income tax expense calculated at the Company’s applicable statutory tax rate	6,960	7,432	7,120
Difference in applicable statutory tax rate for subsidiaries	1,753	1,531	898
Non-deductible expenses	423	827	370
Final income tax expense	60	73	51
Deferred tax adjustment rate	—	—	210
Unrecognized deferred tax	(2)	323	201
Others	172	253	407
Net income tax expense	9,366	10,439	9,257

Tax Law No. 36/2008 with implementing rules under Government Regulation No. 56/2015 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one fiscal year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting years ended December 31, 2018, 2019, and 2020, the Company has reduced the applicable tax rate by 5%.

In March 2020, the Government issued Government Regulation in lieu of Law No.1/2020 concerning State Financial Policy and Financial System Stability for Handling Corona Virus Disease 2019 (COVID-19) and / or in the Context of Facing Threats that Harm National Economy and / or Financial System Stability, which has been stipulated into Law No.2/2020, governing the adjustments to the tax rates of domestic corporate taxpayers and permanent establishments, to 22% for fiscal years 2020 and 2021, and 20% for fiscal years 2022. Furthermore, the Government issues Government Regulations ("PP") No. 30/2020 concerning Reduction of Income Tax Rates for Domestic Taxpayers in the form of a Public Company, which regulates the tax rate of 3% lower for domestic taxpayers in the form of publicly listed companies whose shares are listed and traded on the IDX with a minimum of 40% of the total all shares subscribed by the company and such shares are owned by at least 300 shareholders, where the ownership of each may not exceed 5%. These requirements must be fulfilled by companies that listed their shares on the stock exchange in a minimum of 183 calendar days within one fiscal year, and the fulfillment of the requirements referred to is carried out by the Public Company Taxpayer by submitting a report to the Directorate General of Taxes. The Company has met all of the required criteria; therefore, for the purpose of calculating current income tax expense and liabilities for the year ended December 31, 2020, the Company has reduced the applicable tax rate by 3%.

The Company applied the tax rate of 20% and 19% for the years ended December 31, 2019 and 2020. The subsidiaries applied the tax rate of 25% and 22% for the years ended December 31, 2019 and 2020.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

The Company will submit the above taxable income and current income tax expense computation in its Annual Tax Return for fiscal year 2020 that will be reported to the Tax Office based on prevailing regulations.

g.    Tax assessments

(i)   The Company

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

On January 24 and March 31, 2020, the Company received tax refunds for the fiscal periods February, August, April and July 2011 amounting to Rp59 billion. Thus, the Company has received all decisions with permanent legal force from the SC and has received all tax refunds for the entire 2011 tax period.

Income tax and VAT fiscal year 2012

On May 3, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal period January to December 2012. On November 3, 2016, Tax Authorities issued SKPKBs for fiscal year 2012, wherein the Company was liable for underpayment of corporate income tax amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment amounting to Rp467 billion (including penalty of Rp153.5 billion), self-assessed offshore VAT underpayment amounting to Rp1.2 billion (including penalty of Rp392 million), VAT on tax collected underpayment amounting to Rp57 billion (including penalty of Rp18.5 billion). The Company also received STP for VAT amounting to Rp37.5 billion, withholding tax article 21 underpayment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment amounting to Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment amounting to Rp63.5 billion (including penalty of Rp20.6 billion), withholding tax article 4(2) underpayment amounting to Rp25 billion (including penalty of Rp8.1 billion), and withholding tax article 26 underpayment amounting to Rp197.6 billion (including penalty of Rp64 billion). The Company has agreed to the recalculation of input tax credit on international incoming call interconnection services amounting to Rp35.2 billion, corporate income tax amounting to Rp613.3 million, and withholding tax article 26 amounting to Rp311.5 million that have been charged in the 2016 consolidated statements of profit or loss and other comprehensive income. On November 16, 2016, the Company filed an objection regarding to the remaining assessments.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

On December 16, 2019, the Company received the Tax Court's verdict regarding tax dispute for all taxes for fiscal year 2012. The Tax Court granted the several Company's request regarding withholding tax. Therefore, the amount should be paid by the Company for withholding tax article 21 amounting to Rp52.4 milion (including penalty of Rp17 million), withholding tax article 23 amounting to Rp1.4 billion (including penalty of Rp0.4 billion), withholding tax article 26 amounting to Rp802.6 million (including penalty of Rp260.3 million), and withholding tax article 4 (2) amounting to Rp1.3 million (including penalty of Rp0.4 million). Regarding appeal request for final withholding tax article 21, the Tax Court granted all the Company's appeal. Furthermore, the Tax Court granted the several Company's appeal regarding corporate income tax and VAT. Therefore, the amount should be paid by the Company for corporate income tax amounting to Rp29.6 billion (including penalty of Rp9.6 billion) and VAT amounting to Rp51.1 billion (including penalty of Rp17.5 billion). The Company has received appeal decision and agreed to pay underpayment of withholding tax article 21, 23, 26, 4(2), corporate income tax and VAT.

In February, 2020, the Company received tax refund amounting to Rp.115.7 billion regarding VAT for fiscal period December 2012, and Rp 46.8 billion was compensated for the January to November 2012 tax return SKPKB.

In April 2020, the Company filed an application for reduction or cancellation of incorrect STP of VAT for fiscal period January to December 2012. The company filed a request for reduction in STP by recalculating it based on the decision on appeal, so that the value of the SPT, which was originally Rp37.5 billion, became Rp5.8 billion. In June 2020, the Tax Court granted Company’s request. On July 2020, the Company received tax refund amounting to Rp31.7 billion and Rp20.9 million which compensated with STP PPh Article 21 from several KPPs.

On July 6, 2020, the Company received a notification from Tax Court that Tax Authorities filed a judicial review for all Tax Court Decisions. In August 2020, in response to the judicial review from Tax Authorities, the Company filed a contra memorandum for all 2012 desicions to SC.

As of December 2020, the SC has announced judicial review result of all withholding tax disputes, corporate income tax and some VAT disputes for tax period January - December 2012. In the results of the decision, the SC rejected all of the judicial review proposed by the DGT, except for dispute of withholding article 21, the decision is given NO (Niet Ontvankelijke Verklaard) and for the VAT for tax period January and May 2012 the decision has not been received.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company has received all decisions with permanent legal force from the SC except for some dispute that describe in the previous paragraph.

Income tax and VAT fiscal year 2015

On August 23, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal period January to December 2015.

On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter (“SKPLB”) for overpayment of corporate income tax amounting to Rp147 billion, and SKPKBs for underpayment of VAT amounting to Rp13 billion (including penalty of Rp4.1 billion), underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore VAT amounting to Rp55.3 billion (including penalty of Rp16.8 billion). The Company also received STP for VAT amounting to Rp34 billion, VAT on tax collected amounting to Rp7 billion, and self-assessed offshore VAT amounting to Rp8 billion. The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless (Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016. The Company also accepted underpayment of VAT, underpayment of VAT on tax collected, and STP for VAT on tax collected amounting to Rp26 billion. The accepted portion was charged to the 2017 consolidated statements of profit or loss and other comprehensive income. On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to Rp55 billion.

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

On July 8, 2020, the Company received appeal decision from the Tax Court regarding corporate income tax dispute for fiscal year 2015. The Tax Court partially approved the appeal filed by the Company. On September 9, 2020, the Company received tax refund of additional overpayment of corporate income tax amounting to Rp90.9 billion.

On October 26, 2020, the Company received notification letter from Tax Court that Tax Authorities filed a judicial review of corporate income tax dispute for fiscal year 2015. On December 2, 2020, the Company filed a memorandum for judicial review as response of Tax Authorities’s judicial review. As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company did not received verdict from the SC. In accordance with taxation law, for all withholding income tax and VAT except corporate income tax has passed tax assessment

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

period, therefore all tax liabilities for fiscal year 2015 considered final and has permanent legal force.

Income tax and VAT fiscal year 2016

On August 25, 2017, the Tax Authorities issued Field Tax Audit Notification Letter for fiscal periods January to December 2016.

On June 7, 2018, Tax Authorities issued SKPLB of corporate income tax amounting to Rp15.3 billion, SKPKB of withholding tax article 26 amounting to Rp556.7 million (including penalty of Rp180.5 million) and SKPLB of VAT amounting to Rp922.7 billion. The Company accepted the assessment on the overpayment of corporate income tax amounting to Rp15.3 billion and for the remaining balance amounting to Rp99.1 billion was charged as current income tax expense on tax assesment, underpayment of withholding tax article 26 amounting to Rp557 million, and correction of VAT In amounting to Rp10.5 billion, STP for VAT on tax collected amounting to Rp7.1 billion, VAT on free gifts amounting to Rp7.3 billion, VAT on transfer asset amounting to Rp1.2 billion, and STP for VAT amounting to Rp1.7 billion. The accepted portion was charged to the 2018 consolidated statements of profit or loss and other comprehensive income. In July 2018, the Company received tax refund amounting to Rp882.7 billion and for the remaining balance amounting to Rp39.9 billion has been compensated to STP for VAT amounting to Rp31.9 billion, VAT on tax collected amounting to Rp7.1 billion, withholding tax article 23 amounting to Rp556 million, and withholding tax article 21 amounting to Rp300 million. On August 31, 2018, the Company filed an objection to the Tax Authorities for VAT international incoming call interconnection services amounting to Rp151.7 billion and STP for VAT amounting to Rp30.3 billion.

On March 11 and May 27, 2019, the Tax Authorities issued decision letter on Company's objections, wherein the Tax Authorities granted all objections from the Company and increased the amount of overpayment for the fiscal period January to December 2016. In April and July 2019, the Company received tax refund amounting to Rp151.7 billion and amounting to Rp1.9 million has been compensated to withholding tax article 21 for several fiscal periods. Therefore all tax liabilities for fiscal year 2016 considered final and has permanent legal force.

Income tax and VAT fiscal year 2017

On November 6, 2018, the Tax Authorities issued Field Tax Audit Notification for fiscal period January to December 2017.

On November 13 and 14, 2019, the Tax Authorities issued SKPLB of corporate income tax amounting to Rp294.4 billion from overpayment amounting to Rp294.5 billion, SKPLB of VAT amounting to Rp746.9 billion from overpayment amounting to Rp748.3 billion, and SKPKB of withholding tax article 21 amounting to Rp1.8 billion (including penalty of Rp0.5 billion). The Company accepted the tax corrections amounting to Rp1.5 billion which consists of corporate income tax amounting to Rp0.1 billion and input VAT which cannot be credited amounting to Rp1.4 billion. Furthermore, the Company received STP and SKPKB regarding VAT on tax collected amounting to Rp1.2 billion and Rp957 million (including penalty of Rp0.3 billion), respectively. On November 14, 2019, the Tax Authorities issued Notice of Nil Tax Assessment ("SKPN") regarding self-assessed offshore VAT, withholding tax article 21 final, withholding tax article 22, withholding tax article 26, withholding tax article 4 (2). On January 23 and 24, 2020, the Company received

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

VAT refunds of Rp746.9 billion and Corporate Income Taxes of Rp292.3 billion and Rp2.1 billion has been compensated to SKPKB and STP VAT WAPU. Therefore all tax liabilities for fiscal year 2017 considered final and has permanent legal force.

Income tax and VAT fiscal year 2018

On February 17, 2020, the Tax Authorities issued a Field Tax Audit Notification Letter for January to December 2018. On February 25, 2020, the Company has received an introductory return for VAT refunds for the January to December 2018 tax period amounting to Rp979.1 billion and Rp30.3 billion which have been compensated to the SKPKB corporate income tax and withholding income tax for fiscal year 2012.

On December 16, 2020, the Company received SKP and STP as result of tax audit 2018. DGT issued SKPLB of corporate income tax amounting to Rp101.5 billion, SKPLB of withholding tax article 21 amounting to Rp1.9 billion (include penalty Rp573.9 million), SKPLB of withholding tax article 23 amounting to Rp 4 million (include penalty Rp1.2 million) and SKPLB of VAT for fiscal period January to August and October to December amounting to Rp85.3 billion). Furthermore DGT issued SKPKB of VAT for fiscal period September amounting to Rp240.5 billion (include penalty Rp59.5 billion), SKPKB of VAT WAPU amounting to Rp15.17 billion (include penalty Rp4.6 billion) and STP of VAT WAPU amounting to Rp1.2 billion. The Company agreed to receive tax audit correction of corporate income tax amounting Rp1.1 billion, underpayment of withholding tax article 21 amounting to Rp1.9 billion, underpayment of withholding tax article 23 amounting to Rp4 million, VAT tax credit amounting to Rp4.8 billion, STP of VAT WAPU amounting Rp1.2 billion, underpayment of VAT WAPU amounting to Rp15.17 billion. The corrections that have been approved have been charged to the 2020 profit or loss income statement.

The company did not approve the correction from tax auditor who imposes VAT on the transaction of submitting the space segment component (asset in constructive) of the Satelit Merah Putih to Telkomsat and will file a legal remedy for objection. As of the issuance date of these consolidated financial statements, the Company has received all refunds of the tax excess on Corporate Income Tax and VAT.

(ii)   Telkomsel

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

Income tax and VAT fiscal year 2014

On May 31, 2019, Telkomsel received the SKPKB and STP for the fiscal year 2014 amounting to Rp150.6 billion (including penalty of Rp54.6 billion). Telkomsel accepted and paid the portion of Rp16.5 billion on June 27, 2019 and recorded it as other expense. On August 20, 2019, Telkomsel has paid amounting to Rp99.1 billion and recorded it as claim for tax refund. Subsequently, on August 23, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp134.1 billion.

On July 15 and July 22, 2020, Telkomsel received objection decision letter from Tax Authorities which accepted Rp27.2 billion and rejected Rp106.8 billion. In August 27, 2020 Telkomsel received partially the tax refund Rp27.2 billion.

On September 28, 2020, Telkomsel filed an appeal to the Tax Court for the 2014 corporate income tax, withholding tax, and VAT. As of the date of approval and authorization for issuance of these financial statements, the appeal is still in process.

Income tax and VAT fiscal year 2015

On August 1, 2019, Telkomsel received the SKPKB and STP for fiscal year 2015 amounting to Rp384.8 billion (including penalty of Rp128.6 billion). On August 28, 2019, Telkomsel has paid the whole amount (including penalty). For the amount of Rp34.6 billion was charged to the statement of profit or loss and other comprehensive income and for the remaining portion amounting to Rp350.2 billion was recorded as claim for tax refund. On September 24, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp350.2 billion.

On July 13, 2020, Telkomsel received objection decision letter from Tax Authorities that rejected all Company’s objection.

On September 28, 2020, the Company filed an appeal to the Tax Court for the 2015 CIT, WHT, and VAT. As of the date of approval and authorization for issuance of these financial statements, the appeal is still in process.

Income tax and VAT fiscal year 2018

On February 20, 2020, Telkomsel received the tax audit instruction letter for compliance of fiscal year 2018. As of the date of approval and authorization for issuance of these financial statements, the tax audit still in process.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

h.    Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

		(Charged)	Credited to other
	December 31,	credited to profit	comprehensive	Charged	December 31,
	2018	or loss	income	to equity	2019
The Company
Deferred tax assets:
Net periodic pension and other post-employment cost	663	(70)	244	—	837
Provision for impairment of receivables	686	88	—	—	774
Difference between accounting and tax bases of property and equipment	420	7	—	—	427
Provision for employee benefits	215	15	—	—	230
Deferred installation fee	92	0	—	—	92
Accrued expenses and provision for inventory obsolescence	79	(4)	—	—	75
Land rights, intangible assets, and others	9	10	—	—	19
Total deferred tax assets	2,164	46	244	—	2,454
Deferred tax liabilities:
Cost to obtain contracts	(80)	(54)	—	—	(134)
Valuation of long-term investment	(11)	—	—	—	(11)
Leases	(1)	(7)	—	—	(8)
Total deferred tax liabilities	(92)	(61)	—	—	(153)
Deferred tax assets of the Company - net	2,072	(15)	244	—	2,301
Deferred tax assets of the other subsidiaries - net	405	155	10	(92)	478
Total deferred tax assets - net	2,477	140	254	(92)	2,779
Telkomsel
Deferred tax assets:
Provision for employee benefits	641	83	141	—	865
Provision for impairment of receivables	370	(88)	—	—	282
Total deferred tax assets	1,011	(5)	141	—	1,147
Deferred tax liabilities:
Leases	(896)	(90)	—	—	(986)
Difference between accounting and tax bases of property and equipment	(616)	68	—	(9)	(557)
License amortization	(118)	(33)	—	—	(151)
Total deferred tax liabilities	(1,630)	(55)	—	(9)	(1,694)
Deferred tax liabilities of Telkomsel - net	(619)	(60)	141	(9)	(547)
Deferred tax liabilities of the other subsidiaries - net	(578)	100	16	(195)	(657)
Total deferred tax liabilities - net	(1,197)	40	157	(204)	(1,204)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

			(Charged)	Credited to other
	December 31,	Changes of	credited to profit	comprehensive	Charged to equity	December 31,
	2019	tax rates	or loss	income	and reclassification	2020
The Company
Deferred tax assets:
Provision for impairment of receivables	774	(126)	174	—	2	824
Net periodic pension and other post-employment benefit costs	837	(158)	(21)	546	—	1,204
Difference between accounting and tax bases of property and equipment	427	32	(45)	—	—	414
Provision for employee benefits	230	(12)	60	—	—	278
Deferred installation fee	92	(17)	45			120
Land rights, intangible assets and others	19	(1)	5	—	—	23
Accrued expenses and provision for inventory obsolescence	75	(8)	5	—	—	72
Total deferred tax assets	2,454	(290)	223	546	2	2,935
Deferred tax liabilities:
Valuation of long-term investment	(11)	1	10	—	—	—
Finance leases	(8)	1	2	—	—	(5)
Capitalization of contract cost	(134)	15	30	—	—	(89)
Total deferred tax liabilities	(153)	17	42	—	—	(94)
Telkomsel
Deferred tax assets:
Provision for employee benefits	865	(186)	102	298	—	1,079
Provision for impairment of receivables	282	(59)	59	—	—	282
Contract liabilities	—	(1)	(8)	—	—	(9)
Other financial instrument	—	(109)	493	—	—	384
Total deferred tax assets	1,147	(355)	646	298	—	1,736
Deferred tax liabilities:
Finance leases	(986)	—	76	—	20	(890)
Difference between accounting and tax bases of property and equipment	(557)	446	(122)	—	—	(233)
License amortization	(151)	31	(4)	—	—	(124)
Contract cost	—	3	24	—	—	27
Other financial instrument	—	—	(65)	—	—	(65)
Total deferred tax liabilities	(1,694)	480	(91)	—	20	(1,285)
Deferred tax assets of the Company - net	2,301	(273)	265	546	2	2,841
Deferred tax (liabilities) assets of Telkomsel - net	(547)	125	555	298	20	451
Deferred tax assets of the other subsidiaries - net	478	(57)	(38)	4	64	451
Deferred tax liabilities of the other subsidiaries - net	(657)	(6)	74	11	(29)	(607)
Total deferred tax asset - net	2,232	(205)	782	848	86	3,743
Total deferred tax liabilities - net	(657)	(6)	74	11	(29)	(607)

As of December 31, 2019 and 2020, the aggregate amounts of temporary differences associated with investments in subsidiaries and associates, for which deferred tax liabilities have not been recognized were Rp29,118 billion and Rp32,132 billion, respectively.

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

i.     Administration

From 2008 to 2019, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. Furthermore, the Company is also entitled to an incentive the tax rate reduce by 3% because it meets the requirements in accordance with PP No. 30/2020. On the basis of historical data, for the year ended December 31, 2019 and 2020, the Company calculates the deferred tax using the tax rate of 20% and 19%.

The taxation laws of Indonesia require that the Company and its local subsidiaries submit individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136/PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs for withholding tax article 22 as amended by PMK No. 34/PMK.010/2017 dated March 1, 2017. The Company has withheld, deposited, and reported the VAT, PPnBM and also withholding tax article 22 in accordance with the Regulations.

In May 2019, the Company was appointed as Low Risk Taxable Entrepreneur through DGT Decree No.KEP-00080/WPJ.19/KP.04/2019. In accordance with the Ministry of Finance Regulation No. 39/PMK.03/2018 dated April 12, 2018 as amended by PMK No. 117/PMK.03/2019 dated August 16, 2019, the Company was given the preliminary return on tax overpayment as referred to the taxation laws.

During the COVID-19 pandemic, the Government has updated its regulations governing tax incentives. In July 2020, the Minister of Finance of the Republic of Indonesia issued Regulation of the Minister of Finance No. 86 / PMK.03 / 2020 (“PMK-86/2020”) dated 16 July 2020 concerning Tax Incentives for Taxpayers Affected by the Corona Virus Disease 2019 Pandemic. In PMK-86/2020, the Government expanded the Mandatory Business Field Code (KLU) of Taxpayers who are entitled to take advantage of tax incentives and extend the incentive period until December 2020. Based on the list of KLU in the attachment PMK-86/2020, the Company’s KLU is included as the recipient of the incentive PPh 21 for Government Borne Employees (DTP). Thus, since the tax period July until December 2020, the Company implemented PPh 21 for DTP employees who met the terms and conditions as stipulated in PMK-86/2020.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

30.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2019	2020
Pension benefit and other post-employment benefit obligations
Pension benefit
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	2,338	5,557
The Company - unfunded	30a.i.b	1,479	962
Telkomsel	30a.ii	2,209	3,852
Others		0	1
Projected pension benefit obligations		6,026	10,372
Net periodic post-employment health care benefit	30b	996	1,407
Other post-employment benefit	30c	366	367
Long service employee benefit	30d	—	53
Obligation under the Labor Law	30e	690	777
Total		8,078	12,976

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2018	2019	2020
Pension benefit cost
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	511	362	545
Additional pension benefit obligation	30a.i.a.ii	69	1	0
The Company - unfunded	30a.i.b	198	163	117
Telkomsel	30a.ii	342	314	142
Others		0	0	0
Total periodic pension benefit cost	26	1,120	840	804
Net periodic post-employment health care benefit cost	26,30b	335	167	253
Other post-employment benefit cost	26,30c	32	33	81
Long service employee benefit cost	26,30d	—	—	53
Obligation under the Labor Law	26,30e	113	136	258
Total		1,600	1,176	1,449

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

The amounts recognized in OCI are as follows:

	Notes	2018	2019	2020
Defined benefit plan actuarial gain (losses)
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	1,236	(1,116)	(2,942)
Additional pension benefit obligation	30a.i.a.ii	934	7	0
The Company - unfunded	30a.i.b	137	(94)	89
Telkomsel	30a.ii	514	(561)	(1,554)
Others		0	0	0
Post-employment health care benefit cost	30b	2,559	(634)	(158)
Other post-employment benefit	30c	24	(15)	(15)
Obligation under the Labor Law	30e	14	(107)	125
Sub-total		5,418	(2,520)	(4,455)
Deferred tax effect at the applicable tax rates	29h	(598)	411	859
Defined benefit plan acturial gain (losses) - net of tax		4,820	(2,109)	(3,596)

a.    Pension benefit cost

i.    The Company

a.    Funded pension plan

i.     Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). Pension Fund Management in accordance with the Pension Fund and Investment Directives Regulations determined by the Founder is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board consisting of representatives of the Company and participants.

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp233 billion and Rp205 billion, for the years ended December 31, 2019 and 2020, respectively.

Risks exposed to defined benefit programs are risks such as asset volatility and changes in bond yields. The project liabilities are calculated using a discount rate that refers to the level of government bond yields, if the return on program assets is lower, it will result in a program deficit. A decrease in the yield of government bonds will increase the program liabilities, although this will be offset in part by an increase in the value of the program bonds held. The Company ensures that the investment position is set within the framework of asset-liability matching ("ALM") that has been formed to achieve long-term results that are in line with the liabilities in the defined benefit pension plan. Within the ALM framework,

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

the Company's objective is to adjust its pension assets and liabilities by investing in a well diversified portfolio to produce an optimal rate of return, taking into account the level of risk. Investment in the program has been well diversified, so that one investment's poor performance will not have a material impact on all asset groups.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan, and net amount recognized in the consolidated statements of financial position as of December 31, 2019 and 2020, under the defined benefit pension plan:

	2019	2020
Changes in projected pension benefit obligations
Projected pension benefit obligations at beginning of year	20,121	22,061
Charged to profit or loss:
Service costs	259	260
Interest costs	1,599	1,544
Pension plan participants’ contributions	33	27
Actuarial losses recognized in OCI	1,514	2,741
Pension benefits paid	(1,465)	(1,530)
Additional welfare benefits	—	80
Benefits paid by employer	—	(80)
Projected pension benefit obligations at end of year	22,061	25,103

Changes in pension benefit plan assets
Fair value of pension plan assets at beginning of year	19,064	19,723
Interest income	1,524	1,383
Return on plan assets (excluding amount included in net interest expense)	398	(201)
Employer's contributions	233	205
Pension plan participants’ contributions	32	27
Pension benefits paid	(1,465)	(1,530)
Plan administration cost	(63)	(61)
Fair value of pension plan assets at end of year	19,723	19,546
Projected pension benefit obligations at end of year	2,338	5,557

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

As of December 31, 2019 and 2020, plan assets consist of:

	2019		2020
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	521	—	426	—
Equity instruments:
Finance	1,735	—	2,340	—
Infrastructure, utilities and transportation	540	—	540	—
Trading, service and investment	395	—	336	—
Construction, property and real estate	210	—	303	—
Basic industry and chemical	135	—	290	—
Mining	159	—	229	—
Agriculture	70	—	62	—
Consumer goods	1,085	—	21	—
Miscellaneous industries	292	—	246	—
Equity-based mutual fund	1,027	—	678	—
Fixed income instruments:
Corporate bonds	—	6,077	—	6,208
Government bonds	6,493	—	6,821	—
Mutual funds	85	—	181	—
Non-public equity:
Direct placement	—	374	—	342
Property	—	186	—	185
Others	—	339	—	338
Total	12,747	6,976	12,473	7,073

Pension plan assets include Series B shares issued by the Company with fair values totalling Rp346 billion and Rp338 billion, representing 1.75% and 1.73% of total plan assets as of December 31, 2019 and 2020, respectively, and bonds issued by the Company with fair value totalling Rp341 billion and Rp352 billion, representing 1.73% and 1.80% of total plan assets as of December 31, 2019 and 2020, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,858 billion and Rp1,121 billion for the years ended December 31, 2019 and 2020, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio ("FSR") is above 105%. Based on Dapen’s financial statement as of December 31, 2020, Dapen's FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan in 2021.

In 2020, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp80 billion.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

The movement of the projected pension benefit obligations for the years ended December 31, 2019 and 2020 are as follow:

	2019	2020
Projected pension benefit obligations (prepaid pension benefit cost) at beginning of year	1,057	2,338
Net periodic pension benefit cost	398	562
Employer contribution	(233)	(205)
Actuarial losses recognized in OCI	1,514	2,741
Return on plan assets (excluding amount included in net interest expense)	(398)	201
Benefits paid by employer	—	(80)
Projected pension benefit obligations at end of year	2,338	5,557

The components of net periodic pension benefit cost for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
Service costs	384	259	260
Plan administration cost	62	63	61
Net interest cost	102	76	161
Additional welfare benefits	—	—	80
Net periodic pension benefit cost	548	398	562
Amount charged to subsidiaries under contractual agreements	(37)	(36)	(17)
Net periodic pension benefit cost less cost charged to subsidiaries	511	362	545

Amounts recognized in OCI for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	329	(677)	356
Changes in financial assumptions	(3,020)	1,952	2,190
Changes in demographic assumptions	—	239	195
Return on plan assets (excluding amount included in net interest expense)	1,455	(398)	201
Net	(1,236)	1,116	2,942

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2018, 2019 and 2020, with reports dated April 1, 2019, April 20, 2020 and April 8, 2021, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

Watson). The principal actuarial assumptions used by the independent actuary as of December 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
Discount rate	8.25%	7.25%	6.50%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2011	2011	2019

ii.    Additional pension benefit obligation

Based on the Company’s policy issued on June 7, 2017 regarding Pension Regulation by Dapen, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and return on investment is above actuarial discount rate of pension fund.

Program assets for Additional Benefits have been set aside since 2018 according to the Oversight Board’s approval. As of December 31, 2020, the additional benefits liabilities have been fully paid to the pension beneficiaries and no additional obligation was set aside due to the requirement for recognition of the additional benefits as mentioned above have not been met.

b.    Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp55 billion and Rp41 billion for the years ended December 31, 2019 and 2020, respectively.

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

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since April 1, 2012, the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the years ended December 31, 2019 and 2020:

	2019	2020
Unfunded projected pension benefit obligations at beginning of year	1,830	1,479
Charged to profit or loss:
Service costs	29	28
Net Interest costs	134	89
Actuarial (gain) losses recognized in OCI	94	(89)
Benefits paid by employer	(608)	(545)
Unfunded projected pension benefit obligations at end of year	1,479	962

The components of total periodic pension benefit cost for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
Service costs	54	29	28
Net interest costs	144	134	89
Total periodic pension benefit cost	198	163	117

Amounts recognized in OCI for the years ended December 31, 2018, 2019, and 2020 are as follow:

	2018	2019	2020
Actuarial (gain) losses recognized during the year due to:
Experience adjusments	27	12	(32)
Changes in demographic assumptions	(21)	37	(99)
Changes in financial assumptions	(143)	45	42
Net	(137)	94	(89)

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2018, 2019 and 2020, with reports dated April 1, 2019, April 20, 2020 and April 8, 2021 respectively, by TWP, an independent actuary in association with WTW.

The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2018, 2019 and 2020 are as follow:

	2018	2019	2020
Discount rate	8.00% - 8.25%	6.50% - 7.25%	5.25% - 6.50%
Rate of compensation increases	6.10% - 8.00%	6.10% - 8.00%	6.10% - 8.00%
Indonesian mortality table	2011	2011	2019

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

ii.    Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan , while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking the responsibility for the full amount of the contributions.

In 2020, Jiwasraya's unfavorable financial condition negatively affected its ability to fulfill its obligation to Telkomsel. As a result, Jiwasraya and Telkomsel agreed to restructure Telkomsel's pension plan by terminating the existing plan and establishing a new plan with the amount of insured benefits of Rp799 billion as of December 31, 2020.

As a part of Jiwasraya's restructuring program, Indonesia Financial Group ("IFG") was established by the Government of Indonesia to take over Jiwasraya's plans with its customers. Once IFG is in operation, the new insured benefits mentioned above will be transferred to IFG by Jiwasraya and maintained in the form of a saving plan dedicated to fund Telkomsel's post-employment benefits.

Telkomsel’s contributions to Jiwasraya for the years ended December 31, 2019 and 2020 were Rp207 billion and Rp53 billion, respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

consolidated statements of financial position for the years ended December 31, 2019 and 2020, under Telkomsel’s defined benefit pension plan:

	2019	2020
Changes in projected pension benefit obligations
Projected pension benefit obligation at beginning of year	2,734	3,738
Charged to profit or loss:
Service costs	187	245
Net interest costs	224	278
Actuarial losses recognized in OCI	614	1,585
Benefit paid	(21)	(50)
Final service costs	—	(1,145)
Projected pension benefit obligation at end of year	3,738	4,651
Changes in pension benefit plan assets
Fair value of pension plan assets at beginning of year	1,193	1,529
Interest income	97	104
Return on plan assets (excluding amount included in net interest expense)	53	31
Employer’s contributions	207	53
Benefit paid	(21)	(50)
Settlement loss	—	(868)
Fair value of pension plan assets at end of year	1,529	799
Pension benefit obligation at end of year	2,209	3,852

Movements of the pension benefit obligation during the years ended December 31, 2019 and 2020:

	2019	2020
Pension benefit obligation at beginning of year	1,541	2,209
Periodic pension benefit cost	314	142
Actuarial losses recognized in OCI	614	1,585
Return on plan assets (excluding amount included in net interest expense)	(53)	(31)
Employer’s contributions	(207)	(53)
Pension benefit obligation at end of year	2,209	3,852

The components of the periodic pension benefit cost for the years ended December 31, 2018, 2019 and 2020 are as follow:

	2018	2019	2020
Service costs	213	187	(33)
Net interest costs	129	127	175
Total periodic pension benefit cost	342	314	142

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

Amounts recognized in OCI for the years ended December 31, 2018, 2019, and 2020 are as follow:

	2018	2019	2020
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	192	115	190
Changes in financial assumptions	(774)	499	1,082
Changes in demographic assumptions	—	—	313
Return on plan assets (excluding amount included in net interest expense)	68	(53)	(31)
Net	(514)	561	1,554

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2018, 2019 and 2020, with reports dated February 14, 2019, February 28, 2020 and March 3, 2021 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2018, 2019 and 2020, are as follows:

	2018	2019	2020
Discount rate	8.25%	7.50%	6.50%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2011	2011	2019

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

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the years ended December 31, 2019 and 2020.

The following table presents the changes in projected post-employment health care benefit obligation, changes in post-employment health care benefit plan assets, funded status of the post-employment

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

health care benefit plan and net amount recognized in the Company’s consolidated statements of financial position as of December 31, 2019 and 2020:

	2019	2020
Changes in projected post-employment health care benefit obligation
Projected post-employment health care benefit obligation at beginning of year	12,423	13,823
Charged to profit or loss:
Interest costs	1,062	1,083
Actuarial losses recognized in OCI	905	96
Post-employment health care benefits paid	(567)	(559)
Projected post-employment health care benefit obligation at end of year	13,823	14,443
Changes in post-employment health care benefit plan assets
Fair value of plan assets at beginning of year	12,228	12,827
Interest income	1,045	1,004
Return on plan assets (excluding amount included in net interest expense)	271	(62)
Post-employment health care benefits paid	(567)	(559)
Plan administration cost	(150)	(174)
Fair value of plan assets at end of year	12,827	13,036
Projected for post-employment health care benefit obligation-net	996	1,407

As of December 31, 2019 and 2020, plan assets consist of:

	2019		2020
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	563	—	745	—
Equity instruments:
Finance industries	954	—	1,191	—
Manufacturing and consumer	706	—	799	—
Infrastructure and telecommunication	317	—	344	—
Construction	181	—	219	—
Wholesale	159	—	218	—
Mining	117	—	199	—
Other Industries:
Services	75	—	99	—
Biotechnology and pharma industry	96	—	96	—
Agriculture	49	—	45	—
Others	3	—	1	—
Equity-based mutual funds	1,202	—	519	—
Fixed income instruments:
Fixed income mutual funds	8,071	—	8,239	—
Unlisted shares:
Private placement	—	334	—	322
Total	12,493	334	12,714	322

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totalling Rp222 billion and Rp246 billion, representing 1.73% and 1.88% of total plan assets as of December 31, 2019 and 2020, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,166 billion and Rp768 billion for the years ended December 31, 2019 and 2020, respectively.

The movements of the projected post-employment health care benefit obligation for the years ended December 31, 2019 and 2020 are as follow:

	2019	2020
Projected post-employment health care benefit obligation at beginning of year	195	996
Net periodic post-employment health care benefit costs	167	253
Actuarial losses recognized in OCI	905	96
Return on plan assets (excluding amount included in net interest expense)	(271)	62
Projected post-employment health care benefit obligation at end of year	996	1,407

The components of net periodic post-employment health care benefit cost for the years ended December 31, 2018, 2019, and 2020 are as follow:

	2018	2019	2020
Plan administration costs	160	150	174
Net interest costs	175	17	79
Net periodic post-employment health care benefit cost	335	167	253

Amounts recognized in OCI for the years ended December 31, 2018, 2019 and 2020 are as follow:

	2018	2019	2020
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(1,100)	810	(1,680)
Changes in financial assumptions	(2,541)	1,190	1,800
Changes in demographic assumptions	—	(1,095)	(24)
Return on plan assets (excluding amount included in net interest expense)	1,082	(271)	62
Net	(2,559)	634	158

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2018, 2019 and 2020, with reports dated April 1, 2019, April 20, 2020 and April 8, 2021 respectively, by TWP, an independent actuary in association with WTW.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

The principal actuarial assumptions used by the independent actuary as of December 31, 2018, 2019 and 2020 are as follow:

	2018	2019	2020
Discount rate	8.75%	8.00%	6.75%
Health care costs trend rate assumed for next year	7.00%	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2018	2019	2020
Indonesian mortality table	2011	2011	2019

c.   Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP") and death allowance (Meninggal Dunia or "MD" allowance) is given to employees who have passed away with an amount of 12 times from the last salary.

The movements of the unfunded projected other post-employment benefit obligations for the years ended December 31, 2019 and 2020 are as follow:

	2019	2020
Projected other post-employment benefit obligations at beginning of year	419	366
Charged to profit or loss:
Service costs	4	4
Net interest costs	29	19
Past service costs	—	58
Actuarial losses recognized in OCI	15	15
Benefits paid by employer	(101)	(95)
Projected other post-employment benefits obligations at end of year	366	367

The components of the projected other post-employment benefit cost for the years ended December 31, 2018, 2019 and 2020 are as follow:

	2018	2019	2020
Current service costs	6	4	4
Net interest costs	26	29	19
Past service costs	—	—	58
Projected other post-employment benefit cost	32	33	81

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

Amounts recognized in OCI for the years ended December 31, 2018, 2019, and 2020 are as follow:

	2018	2019	2020
Actuarial (gain) losses recognized during the year due to:
Experience adjusments	40	(25)	(18)
Changes in demographic assumptions	(34)	20	16
Changes in financial assumptions	(30)	20	17
Total	(24)	15	15

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2018, 2019 and 2020, with reports dated April 1, 2019, April 20, 2020 and April 8, 2021, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2018, 2019 and 2020, are as follow:

	2018	2019	2020
Discount rate	8.00%	6.25%	5.00%
Indonesian mortality table	2011	2011	2019

d.   Long service employee benefit

The Company provides long service employee benefits to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of December 31, 2020 and for the year ended amounted to Rp53 billion, respectively.

e.   Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of December 31, 2019 and 2020 amounted to Rp690 billion and Rp777 billion, respectively. The related employee benefits cost charged to expense amounted to Rp113 billion, Rp136 billion and Rp258 billion for the years ended December 31, 2018, 2019 and 2020, respectively (Note 26). The actuarial (gain) losses recognized in OCI amounted to Rp(14) billion, Rp107 billion and Rp(125) billion for the years ended December 31, 2018, 2019 and 2020, respectively.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

f.   Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2019 and 2020 are as follow:

	Expected Benefits Payment
	The Company
	Funded				Post-employment	Other post-
	Defined pension	Additional pension			health care	employment
Time Period	benefit obligation	benefit obligation	Unfunded	Telkomsel	benefits	benefits
December 31, 2019
Within next 10 years	18,392	—	1,587	3,486	6,064	418
Within 10-20 years	21,855	—	125	9,420	8,001	68
Within 20-30 years	20,154	—	52	7,150	7,501	38
Within 30-40 years	15,351	—	18	1,267	4,123	3
Within 40-50 years	4,265	—	—	—	958	—
Within 50-60 years	468	—	—	—	42	—
Within 60-70 years	32	—	—	—	0	—
Within 70-80 years	0	—	—	—	—	—
Weighted average duration of DBO	10.16 years	10.16 years	4.69 years	10.44 years	13.34 years	3.65 years

December 31, 2020
Within next 10 years	18,913	—	1,061	3,795	5,649	417
Within 10-20 years	21,775	—	94	10,620	6,778	102
Within 20-30 years	19,869	—	77	8,203	5,575	78
Within 30-40 years	14,599	—	20	1,035	2,479	4
Within 40-50 years	3,278	—	—	—	398	—
Within 50-60 years	378	—	—	—	6	—
Within 60-70 years	23	—	—	—	—	—
Within 70-80 years	—	—	—	—	—	—
Weighted average duration of DBO	10.48 years	10.48 years	5.76 years	11.00 years	15.14 years	7.21 years

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

g.    Sensitivity Analysis

As of December 31, 2019, and 2020, 1% change in discount rate and rate of compensation would have effect on DBO, as follow:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
December 31, 2019
Funded:
Defined pension benefit obligation	(1,952)	2,416	257	(275)
Unfunded	(40)	33	34	(43)
Telkomsel	(686)	777	390	(366)
Post-employment health care benefits	(1,551)	1,888	2,030	(1,689)
Other post-employment benefits	(12)	13	—	—

December 31, 2020
Funded:
Defined pension benefit obligation	(2,305)	2,754	1,733	(1,547)
Unfunded	(36)	28	30	(39)
Telkomsel	(471)	507	494	(463)
Post-employment health care benefits	(1,807)	2,339	2,248	(1,844)
Other post-employment benefits	(15)	17	—	—

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

31.        LONG SERVICE AWARDS ("LSA") PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and Long Service Leaves ("LSL"). LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounted to Rp1,066 billion and Rp1,254 billion as of December 31, 2019 and 2020, respectively. The related benefit costs charged to expense amounted to Rp161 billion, Rp290 billion and Rp290 billion for the years ended December 31, 2018, 2019 and 2020, respectively (Note 26).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

32. RELATED PARTY TRANSACTIONS

a.     Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/ transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, and investment in financial instruments
Government agencies	Entities under common control

Network service revenues, internet and data service revenues, other telecommunication revenues, life insurance expenses, press release expenses, customer education expenses, office building lease expenses, consultant expenses, training expenses, finance income, and purchase of property and equipment

MoCI	Entity under common control	Concession fees, radio frequency usage charges, USO charges, telecommunication service revenues, and license expenses
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
State-owned banks	Entities under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and finance income
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Pegadaian (“Pegadaian”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Garuda Indonesia Tbk. (“Garuda Indonesia”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Kimia Farma (“Kimia Farma”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Pos Indonesia (“Pos Indonesia”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Taspen (“Taspen”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Fixed assets insurance expenses and personal insurance expenses
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electricity expenses

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

Details of the nature of relationships and accounts/transactions with significant related parties are as follows (continued):

Related parties	Nature of relationships parties	Nature of accounts/ transactions
Bahana TCW	Entity under common control	Available-for-sale financial assets, bonds and notes
PT Sarana Multi Infrastruktur	Entity under common control	Other borrowings and finance costs
Tiphone	Associates	Distribution of SIM cards and pulse reload voucher
Indonusa	Associates	Pay TV expenses
Finarya	Associates	Marketing expenses
Teltranet	Associates	CPE expenses and communication system services
Yakes Telkom	Other related entity	Internet and data service revenues, other telecommunication service revenues, and health expenses
Koperasi Pegawai Telkom (“Kopegtel”)	Other related entity

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

The outstanding balances of trade receivables and payables at year-end are unsecured and  interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. The Group recorded impairment loss from trade receivables of related party amounted to Rp486 billion, (Rp188) billion, and Rp383 billion for the years ended December 31, 2018, 2019, and 2020, respectively. Impairment assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

b.   Significant transactions with related parties

The following are significant transactions with related parties:

	2018		2019		2020
		% of total		% of total		% of total
	Amount	revenues	Amount	revenues	Amount	revenues
Revenue
Majority stockholder
Ministry of Finance	258	0.20	101	0.07	184	0.13
Entities under common control
Government Agencies	3,720	2.84	3,894	2.87	4,051	2.97
Indosat	1,002	0.77	860	0.63	1,034	0.76
BRI	397	0.30	619	0.46	580	0.43
BNI	188	0.14	578	0.43	547	0.40
Pertamina	183	0.14	196	0.14	406	0.30
Bank Mandiri	173	0.13	204	0.15	191	0.14
Pegadaian	228	0.17	229	0.17	178	0.13
BTN	179	0.14	258	0.19	162	0.12
Kimia Farma	72	0.06	161	0.12	122	0.09
Pos Indonesia	50	0.04	216	0.16	115	0.08
Garuda Indonesia	105	0.08	112	0.08	115	0.08
Taspen	7	0.01	298	0.22	108	0.08
PLN	13	0.01	41	0.03	107	0.08
KAI	83	0.06	144	0.11	92	0.07
Others (each below Rp75 billion)	869	0.65	947	0.70	770	0.56
Sub-total	7,269	5.54	8,757	6.46	8,578	6.29
Associates	55	0.04	75	0.06	47	0.03
Other related entities
Yakes Telkom	19	0.01	21	0.02	133	0.10
Others (each below Rp75 billion)	54	0.05	83	0.06	86	0.06
Sub-total	73	0.06	104	0.08	219	0.16
Total	7,655	5.84	9,037	6.67	9,028	6.61

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	2018		2019		2020
		% of total		% of total		% of total
	Amount	expenses	Amount	expenses	Amount	expenses
Expenses

Entities under common control
MoCI	8,109	8.68	8,767	9.49	8,347	8.94
PLN	2,596	2.78	2,434	2.64	2,859	3.06
Indosat	933	1.00	676	0.73	563	0.60
Jasindo	349	0.37	267	0.29	255	0.27
Others (each below Rp75 billion)	511	0.55	301	0.33	312	0.33
Sub-total	12,498	13.38	12,445	13.48	12,336	13.20
Associates
Indonusa	306	0.33	437	0.47	432	0.46
Finarya	—	—	—	—	198	0.21
Teltranet	181	0.19	173	0.19	122	0.13
Others (each below Rp75 billion)	11	0.01	79	0.09	53	0.06
Sub-total	498	0.53	689	0.75	805	0.86
Other related entities
Kopegtel	836	0.90	1,049	1.14	1,072	1.15
Kisel	916	0.98	818	0.89	464	0.50
Yakes Telkom	128	0.14	133	0.14	125	0.13
Others (each below Rp75 billion)	1,890	2.02	1,275	1.38	121	0.13
Sub-total	3,770	4.04	3,275	3.55	1,782	1.91
Total	16,766	17.95	16,409	17.78	14,923	15.97

	2018		2019		2020
		% of total		% of total		% of total
	Amount	finance income	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	596	58.78	743	67.85	564	70.59
Government agencies	12	1.18	18	1.64	8	1.00
Others	6	0.59	10	0.91	—	—
Total	614	60.55	771	70.40	572	71.59

	2018		2019		2020
		% of total		% of total		% of total
	Amount	finance cost	Amount	finance cost	Amount	finance cost
Finance costs
Majority stockholder
Ministry of Finance	41	1.16	33	0.61	25	0.54
Entities under common control
State-owned banks	1,140	32.36	1,332	24.43	1,163	25.27
Sarana Multi Infrastruktur	110	3.12	263	4.82	313	6.80
Total	1,291	36.64	1,628	29.86	1,501	32.61

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	2018		2019		2020
		% of total		% of total		% of total
	Amount	revenue	Amount	revenues	Amount	revenues
Distribution of SIM card and pulse reload voucher
Other related entities
Kisel	4,221	3.23	5,077	3.75	5,825	4.27
Gratika	474	0.36	563	0.42	436	0.32
Associates
Tiphone	4,390	3.36	5,927	4.37	1,766	1.29
Total	9,085	6.95	11,567	8.54	8,027	5.88

	2019		2020
		% of total		% of total
	Amount	property and equipment purchased	Amount	property and equipment purchased
Purchase of property and equipment (Note 13)
Entities under common control	80	0.22	59	0.20
Other related entities
Kopegtel	158	0.43	161	0.55
Others (each below Rp75 billion)	115	0.31	121	0.41
Sub-total	273	0.74	282	0.96
Total	353	0.96	341	1.16

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

c.   Balance of accounts with related parties

	2019		2020
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents (Note 4)	14,841	6.31	15,899	6.47
Other current financial assets (Note 5)	71	0.03	1,108	0.45
Trade receivables - net (Note 6)	1,741	0.74	2,343	0.95
Contract Assets
Majority stakeholder
Ministry of Finance	—	—	49	0.02
Entities under common control
Government agencies	253	0.11	487	0.20
Taspen	211	0.09	165	0.07
Others (each below Rp75 billion)	363	0.15	414	0.17
Sub-total	827	0.35	1,066	0.44
Associates	1	0.00	1	0.00
Other related entities	8	0.00	8	0.00
Total	836	0.35	1,124	0.46
Other current assets
Entities under common control
MoCI	3,719	1.58	4,376	1.78
Others	49	0.02	50	0.02
Sub-total	3,768	1.60	4,426	1.80
Associates
Teltranet	—	—	107	0.04
Other related entities	63	0.03	51	0.02
Total	3,831	1.63	4,584	1.86
Other non-current assets
Entities under common control
MoCI	1,488	0.63	1,237	0.50
Others	22	0.01	20	0.01
Sub-total	1,510	0.64	1,257	0.51
Other related entities	12	0.01	12	0.00
Total	1,522	0.65	1,269	0.51

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	2019		2020
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 17)
Majority stockholder
Ministry of Finance	5	0.00	1	0.00
Entities under common control
MoCI	1,374	1.17	1,204	0.96
Indosat	68	0.06	31	0.02
Others (each below Rp75 billion)	256	0.22	378	0.30
Sub-total	1,698	1.45	1,613	1.28
Other related entities
Kopegtel	269	0.23	307	0.24
Others (each below Rp75 billion)	193	0.16	163	0.13
Sub-total	462	0.39	470	0.37
Associates	77	0.07	73	0.06
Total	2,242	1.91	2,157	1.71

Accrued expenses
Majority stockholder
Ministry of Finance	6	0.01	4	0.00
Entities under common control
PLN	72	0.06	98	0.08
State-owned banks	75	0.06	40	0.03
Others	16	0.01	6	0.00
Sub-total	163	0.13	144	0.11
Other related entities	203	0.17	77	0.06
Total	372	0.31	225	0.17

	2019		2020
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Contract liabilities
Majority stockholder
Ministry of Finance	68	0.06	97	0.08
Entities under common control
Government agencies	541	0.46	799	0.64
MoCl	105	0.09	218	0.17
Others (each below Rp75 billion)	197	0.17	354	0.28
Sub-total	843	0.72	1,371	1.09
Associates	3	0.00	1	0.00
Other related entities	5	0.00	5	0.00
Total	919	0.78	1,474	1.17
Customer deposits	27	0.03	20	0.02
Short-term bank loans (Note 20)	3,655	3.10	3,797	3.03
Two-step loans (Note 21a)	736	0.62	568	0.45
Long-term bank loans (Note 21c)	15,319	13.00	17,026	13.58
Other borrowings (Note 21d)	3,740	3.17	3,645	2.91

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

d.   Significant agreements with related parties

i.    The Government

The Company obtained two-step loans from the Government (Note 21a).

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

On December 18, 2017, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation No.8/Year 2006. These amendments took effect starting on January 1, 2018.

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

On October 14, 2019, Dayamitra signed a SPA with Indosat related to the purchase of Indosat's towers. In addition, Dayamitra and Indosat also signed MTLA, which stipulated that Indosat agreed to lease back telecommunication towers that were acquired (Note 1e).

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Directors. The total of such remuneration is as follows:

	2018		2019		2020
		% of total		% of total		% of total
	Amount	expenses	Amount	expenses	Amount	expenses
Board of Directors	360	0.39	270	0.29	263	0.28
Board of Commissioners	166	0.18	123	0.13	108	0.12

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	2020
						Total	Adjustment and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	83,720	20,957	17,729	13,501	219	136,126	321	136,447
Inter-segment revenues	3,297	1,148	18,591	16,139	1,550	40,725	(40,725)	—
Total segment revenues	87,017	22,105	36,320	29,640	1,769	176,851	(40,404)	136,447
Segment expenses	(54,051)	(17,544)	(36,864)	(23,143)	(1,662)	(133,264)	40,775	(92,489)
Segment results	32,966	4,561	(544)	6,497	107	43,587	371	43,958
Other information
Capital Expenditures	(9,520)	(9,770)	(5,178)	(4,587)	(12)	(29,067)	(212)	(29,279)
Depreciation and amortization	(16,945)	(3,925)	(3,208)	(4,750)	(21)	(28,849)	(76)	(28,925)
Provision recognized in current period	(83)	(511)	(1,390)	(267)	(8)	(2,259)	(85)	(2,344)

Adjustments and eliminations:

	2018	2019	2020
Segment results	41,706	41,254	43,587
Operating loss of operating business	(798)	(599)	(627)
Other eliminations and adjustments	(2,063)	1,739	545
IFRS reconciliation	(312)	1,600	453
Consolidated operating income	38,533	43,994	43,958

Geographic information:

	2018	2019	2020
External revenues
Indonesia	127,442	130,979	130,082
Foreign countries	3,346	4,578	6,365
Total	130,788	135,557	136,447

The revenue information above is based on the location of the customers.

There is no revenue from major customer which exceeds 10% of total revenues for the year ended December 31, 2020.

	2018	2019	2020
Non-current operating assets
Indonesia	144,296	156,068	162,388
Foreign countries	3,648	3,552	3,581
Total	147,944	159,620	165,969

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34. SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

As of December 31, 2020, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment, and cable network are as follows:

	Amounts in
	foreign
	currencies	Equivalent in
Currencies	(in millions)	Rupiah
Rupiah	—	9,798
U.S. dollar	66.05	929
HKD	0.24	0
Total		10,727

The above balance includes the following significant agreements:

(i)  The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company, TII and NEC Corporation	May 12, 2016	Procurement and Installation Agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway Platform
The Company and PT ZTE Indonesia	September 24, 2020	Procurement and Installation Agreement of OLT Platform ZTE
The Company and PT NEC Indonesia	October 13, 2020	Procurement and Installation Agreement of ISP SKKL Platform NEC Expansion
The Company and PT Huawei Tech Investment	November 11, 2020	Procurement and Installation Agreement of Metro Ethernet, BRAS, PCEF and PE Transit Platform Huawei - Metro Ethernet
The Company and PT Datacomm Diangraha	November 12, 2020	Procurement and Installation Agreement of Metro Ethernet Platform Nokia-ALU Expansion
The Company and PT Huawei Tech Investment	November 18, 2020	Procurement and Installation Agreement of Metro-E, BRAS, PCEF, and PE Transit Platform Huawei - BRAS, PCEF
The Company and PT Huawei Tech Investment	December 07, 2020	Procurement and Installation Agreement of DWDM and OTN Platform Huawei - NARU POP
The Company and PT Huawei Tech Investment	December 11, 2020	Procurement and Installation Agreement of DWDM and OTN Platform Huawei - OTN SCN
The Company and PT Lancs Arche Consumma	December 22, 2020	Procurement and Installation Agreement of DWDM Platform Infinera – NARU and Recovery
The Company and PT Lintas Teknologi Indonesia	December 29, 2020	Procurement and Installation Agreement of DWDM Platform Nokia
The Company and PT Pembangunan Perumahan	December 30, 2020	Procurement Agreement for Hyperscale Data Center Building Construction

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

(ii)	Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel and PT Huawei Tech Investment	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel, Wipro Limited, and PT WT Indonesia	April 23, 2013	Development and Procurement of OSDSS Solution Agreement
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout Agreement
Telkomsel, PT Ericsson Indonesia, PT Nokia Siemens Networks Indonesia, NSN Oy, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2018	Procurement agreement for Ultimate Radio Network Infrastructure ROA and TSA
Telkomsel, PT Dimension Data Indonesia, and PT Huawei Tech Investment	April 1, 2018	Agreement for Mobile Network Router Infrastructure
Telkomsel, PT Nokia Solutions and Networks Indonesia, dan NSN Oy	April 17,2008 May 24, 2019	The combined 2G and 3G CS Core Network Rollout Agreement, which amended to CS Core System ROA and TSA.
Telkomsel, PT Sigma Solusi Integrasi, Oracle Corporation, and PT Phincon	July 5, 2019	Development and Rollout Agreement ("DRA") and Technical Support of Customer Relationship Management ("CRM") solution System Integrator
Telkomsel, PT Ericsson Indonesia, and Ericsson AB	April 17, 2008, September 16, 2019	The combined 2G and 3G CS Core Network Rollout Agreement, which amended to CS Core System ROA and TSA.

(iii)  TII

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telin Hongkong and Measat Global Berhad	May 4, 2016	Procurement agreement on transponder leases services
Telkom International Jakarta and Pacific Century Cyberwork	September 12, 2019	Procurement of Spectrum Entitlement of Pacific Light Cable Network (“PLCN”) Cable System

b.   Borrowings and other credit facilities

(i)   As of December 31, 2020, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee, and advance payment bond for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2022	Rp	172
BNI	500	March 31, 2021	Rp	368
Bank Mandiri	500	December 23, 2021	Rp	256
Total	1,500			796

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

(ii)  As of December 31, 2020, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2022	Rp	590
BNI	2,100	December 11, 2021	Rp	1,094
Bank MandiriBCA	150	July 15, 2021	Rp	—
Total	3,250			1,684

Bank guarantee facility with BRI and BNI mainly for performance bond and surely bond of radio frequency (Note 34c.ii)

(iii) TII has a US$15 million or equal to Rp211 billion bank guarantee from Bank Mandiri and has been renewed in accordance with the addendum IX (nine) on December 23, 2020, with a maximum credit limit of US$25 million or equal to Rp353 billion. The facility will expire on December 23, 2021. As of December 31, 2020, TII has not used the facility.

c.   Others

(i)   Radio frequency usage

Based on Decree No. 80 dated November 2, 2015 of the Government of the Republic of Indonesia which replaced Decree No. 76 dated December 15, 2010, Telkomsel is required to pay the annual frequency usage fees for the 800 Megahertz (“MHz”), 900 MHz, and 1800 MHz bandwidths using the formula set out in the decree.

As an implementation of the above decree, the Company and Telkomsel paid annual frequency usage fees since 2010.

Based on the Decision Letter No. 018/TEL.01.02/2019 Year 2019 dated June 11, 2019 of the Ministry of Communication and Information Technology (the “Ministry”), which renew Decision Letter No. 1987 Year 2017, dated November 15, 2017, the Ministry granted the Company the rights to provide:

1.   Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz, and 2.3 GHz; and

2.   Basic telecommunication services.

(ii)   Frequency license

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

(iii)  Receivable under non-cancelable lease agreements

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2021 and 2030. Periods may be extended based on the agreement by both parties.

Receivables under lease agreements as of December 31, 2019 and 2020 are as follows:

	2019	2020
Less than 1 year	1,722	2,012
1-5 years	4,446	5,909
More than 5 years	2,358	4,378

Total	8,526	12,299

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

On June 22, 2017, Telkomsel received a decision letter from BANI No.792/1/ARB-BANI/2016 requesting BPPPTI to pay compensation to Telkomsel amounting to Rp217 billion, and as of the date of the issuance of these consolidated financial statements, Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax) in 2019 and no additional payment received during 2020.

(v) Investment in AKAB

To accelerate the development of the digital telecommunications business requires partnerships, synergies and collaborations with digital companies, Telkomsel has invested in AKAB, a company engaged in developing mobile phone-based applications (software) under the Gojek ("Gojek Platform") trademark (Note 11). On November 16, 2020, AKAB and Telkomsel entered into a strategic collaboration by setting the terms and conditions as referred to in several agreement documents, including:

1. Collaboration Agreement;

2. Loan Agreement;

3. Option Agreement;

4. Conversion Side Letter; and

5. Investment Term Sheet.

35. FINANCIAL INSTRUMENTS

a.   Financial assets and financial liabilities

i.    Classification

(a)    Financial assets

	2019	2020
Amortized cost
Cash and cash equivalents	18,241	20,589
Other current financial assets	483	1,194
Trade and other receivables	11,272	11,554
Contract assets	944	1,239
Other non-current assets	290	218
FVTPL
Long-term investment in financial instruments	1,346	4,025
Other current financial assets	71	109
FVTOCI
Long-term investment in financial instruments	—	20
Total financial assets	32,647	38,948

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

(b)  Financial liabilities

	2019	2020
Financial liabilities measured at amortized cost
Trade and other payables	14,324	17,577
Accrued expenses	12,761	14,265
Short-term bank loans	8,705	9,934
Two-step loans	736	568
Bonds and notes	9,958	7,469
Long-term bank loans	26,601	28,229
Lease liabilities	17,217	14,877
Other borrowings	3,740	3,645
Other liabilities	194	169
Total financial liabilities	94,236	96,733

ii.    Fair values

The following table presents comparison of the carrying amounts and fair values of the Company's financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets for		Significant
			identical assets or	Significant other	unobservable
			liabilities	observable inputs	inputs
2019	Carrying value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Other current financial asset	71	71	71	—	—
Long-term investment in financial instruments	1,346	1,346	—	—	1,346
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	736	759	—	—	759
Bonds and notes	9,958	10,897	9,906	—	991
Long-term bank loans	26,601	26,537	—	—	26,537
Lease liabilities	17,217	17,217	—	—	17,217
Other borrowings	3,740	3,709	—	—	3,709
Other liabilities	194	194	—	—	194
Total	59,863	60,730	9,977	—	50,753

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

			Fair value measurement at reporting date using
			Quoted prices in
			active markets for		Significant
			identical assets or	Significant other	unobservable
			liabilities	observable inputs	inputs
2020	Carrying value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Other current financial asset	109	109	77	—	32
Long-term investment in financial instruments	4,025	4,025	—	2,115	1,910
Financial assets measured at OCI
Long-term investment in financial instruments	20	20	—	—	20
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	568	575	—	—	575
Bonds and notes	7,469	8,503	8,017	—	486
Long-term bank loans	28,229	28,301	—	—	28,301
Lease liabilities	14,877	14,877	—	—	14,877
Other borrowings	3,645	3,631	—	—	3,631
Other liabilities	169	169	—	—	169
Total	59,111	60,210	8,094	2,115	50,001

Gain on fair value recognized in consolidated statements of profit or loss for 2020 amounting to Rp126 billion. There is no movement between fair value hierarchy during 2020.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2019 and 2020 are as follows:

	2019	2020
Beginning balance	922	1,346
Gain recognized in consolidated statement of:
Profit or loss	279	126
Other comprehensive income	9	3
Purchase/addition	389	711
Settlement/deduction	(253)	(224)
Ending balance	1,346	1,962

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

Sensitivity Analysis

The following table summarises the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

		Significant	Range	Sensitivity
	Valuation	unobservable	(weighted	of the input of
Industry	technique	input	average)	fair value
Subsidiaries investment
Non-listed equity investment - technology	Backsolve method	Volatility	30% - 120%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp32 billion of the Investment value
		Exit timing	1 - 6 years	Increase (decrease) in 1 year exit timing would result in an increase(decrease) Rp30 billion of the Investment value
	Multiple and OPM	Volatility	40% - 80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp5 billion of the Investment value
		Exit timing	1 - 6 years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp6 billion of the Investment value
		Equity value/revenue multiple	8.1x - 10.1x	Increase in 1x of equity value/revenue multiple would result in an increase Rp2 billion of the Investment value
Non-listed equity investment - credit rating agency	Discounted cash flow	Weighted Average Cost of Capital (“WACC”)	10.60% - 12.60%	1% increase (decrease) in the percentage of WACC would result in an increase (decrease) Rp2 billion of the Investment value
		Terminal growth rate	2.00% - 4.00%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp1 billion of the Investment value
Non-listed equity investment - telecommunication	Discounted cash flow	WACC	3.40% - 17.00%	0.5% increase (decrease) in WACC would result in an increase (decrease) Rp17 billion of the Investment value
		Terminal growth rate	-2.60% - 5.10%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp16 billion of the Investment value

Covertible bonds
Non-listed equity investment - technology	Backsolve method	Volatility	60% - 80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp0 billion of the Investment value
		Exit timing	1 -3 years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp0 billion of the Investment value
	Multiple and OPM	Probability of qualified financing	0% - 100%	50% increase (decrease) in probability of qualified financing would result in an increase (decrease) Rp4 billion of the Investment value
	CN with Conversion discount	Probability of qualified financing	0% - 100%	50% increase (decrease) in probability of qualified financing would result in an increase (decrease) Rp19 billion of the Investment value

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)

Fair value through profit or loss, primarily consist of stocks, mutual funds, corporate and government bonds and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

The following table present the Group's financial assets and financial liabilities exposure to foreign currency risk:

	2019		2020
	U.S. dollar	Japanese yen	U.S. dollar	Japanese yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	422	50	525	61
Financial liabilities	(291)	(3,996)	(290)	(3,104)
Net exposure	131	(3,946)	235	(3,043)

Sensitivity analysis

A strengthening of the U.S. Dollar and Japanese yen, as indicated below, against the rupiah at December 31, 2020 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2020
U.S. dollar (1% strengthening)	33
Japanese yen (5% strengthening)	(21)

A weakening of the U.S. Dollar and Japanese yen against the rupiah at December 31, 2020 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii.    Market price risk

The Group is exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains arising from changes in the fair value of financial

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

As of December 31, 2020, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

iii.    Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 20 and 21). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2019	2020
Fixed rate borrowings	(38,133)	(26,734)
Variable rate borrowings	(28,824)	(37,988)

Sensitivity analysis for variable rate borrowings

As of December 31, 2020, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp95 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.    Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2019	2020
Cash and cash equivalents	18,241	20,589
Other current financial assets	554	1,303
Trade and other receivable, net	11,272	11,554
Contract assets	944	1,239
Other non-current assets	290	218
Total	31,301	34,903

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

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

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 10.35% of trade receivables as of December 31, 2020.

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Carrying	Contractual					2025 and
	amount	cash flows	2021	2022	2023	2024	thereafter
2020
Trade and other payables	17,577	(17,577)	(17,577)	—	—	—	—
Accrued expenses	14,265	(14,265)	(14,265)	—	—	—	—
Interest bearing loans and other borrowings:
Two-step loans	568	(609)	(204)	(160)	(138)	(107)	—
Bonds and notes	7,469	(14,052)	(1,231)	(2,817)	(507)	(507)	(8,990)
Bank loans	38,163	(42,782)	(19,097)	(6,289)	(5,637)	(4,745)	(7,014)
Other borrowings	3,645	(4,164)	(1,291)	(1,210)	(1,138)	(525)	—
Lease liabilities	14,877	(17,224)	(5,636)	(3,814)	(2,888)	(1,864)	(3,022)
Other liabilities	169	(199)	(11)	(47)	(47)	(47)	(47)
Total	96,733	(110,872)	(59,312)	(14,337)	(10,355)	(7,795)	(19,073)

The difference between the carrying amount and the contractual cash flows is interest value. The interest values of variable-rate borrowings are determined based on the effective interest rates as of reporting dates.

36. CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2019		2020
	Amount	Portion	Amount	Portion
Short-term debts	8,705	5.22%	9,934	5.95%
Long-term debts	58,252	34.93%	54,788	32.79%
Total debts	66,957	40.15%	64,722	38.73%
Equity attributable to owners of the parent company	99,796	59.85%	102,374	61.27%
Total	166,753	100.00%	167,096	100.00%

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

The Group’s debt-to-equity ratio as of December 31, 2019 and 2020 is as follows:

	2019	2020
Total interest-bearing debts	66,957	64,722
Less: cash and cash equivalents	(18,241)	(20,589)
Net debts	48,716	44,113
Total equity attributable to owners of the parent company	99,796	102,374
Net debt-to-equity ratio	48.82%	43.11%

As stated in Note 21, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the years ended December 31, 2019 and 2020, the Group has complied with the externally imposed capital requirements with the exception for certain entities in the Group (Note 21).

37. SUPPLEMENTAL CASH FLOW INFORMATION

a.   The non-cash investing activities for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018	2019	2020
Acquisitions of property and equipment:
Credited to trade payables	4,275	5,459	5,175
Advance paid	2,837	—	—
Credited to obligations under finance leases	201	—	—
Interest capitalization	270	99	160
Additions of right of use assets credited to new leases	—	2,969	4,308
Acquisitions of intangible assets:
Credited to trade payables	235	684	341

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

b.	The changes in liabilities arising from financing activities is as follows:

				Non-cash changes
					Foreign
	January 1,		Implementation		exchange		Other	December 31,
	2019	Cash flows	new standard	Acquisition	movement	New leases	changes	2019
Short-term bank loans	4,043	4,657	—	—	—	—	5	8,705
Two step loans	949	(198)	—	—	(15)	—	—	736
Bonds and notes payable	10,481	(526)	—	—	—	—	3	9,958
Long-term bank loans	23,220	2,917	—	520	(53)	—	(3)	26,601
Other borrowings	2,244	1,498	—	—	—	—	(2)	3,740
Obligations under finance leases	3,145	—	—	—	—	—	(3,145)	—
Leases liabilities	—	(4,735)	15,838	—	—	2,969	3,145	17,217
Total liabilities from financing activities	44,082	3,613	15,838	520	(68)	2,969	3	66,957

			Non-cash changes
			Foreign
	January 1,		exchange		Other	December 31,
	2020	Cash flows	movement	New leases	Changes	2020
Short-term bank loans	8,705	1,252	(25)	—	2	9,934
Two step loans	736	(203)	35	—	—	568
Bonds and notes payable	9,958	(2,491)	—	—	2	7,469
Long-term bank loans	26,601	1,627	18	—	(17)	28,229
Other borrowings	3,740	(96)	—	—	1	3,645
Lease liabilities	17,217	(4,959)	—	4,308	(1,689)	14,877
Total liabilities from financing activities	66,957	(4,870)	28	4,308	(1,701)	64,722

38. SUBSEQUENT EVENTS

a.

On February 2, 2021, the Government enforced Government Regulation Number 35 of 2021 (PP 35/2021) to implement the provisions of Article 81 and Article 185 (b) of Law no. 11/2020 concerning Job Creation which aims to create the widest possible job opportunities.

PP 35/2021 regulates work agreements for a certain period of time (non-permanent employees), outsourcing, working time, rest periods and termination of employment, which can affect the minimum benefits that must be given to employees.

At the date the consolidated financial statements were authorized, the Group was still evaluating the potential impact of implementing the implementing regulations PP 35/2021, including the impact on the Group's consolidated financial statements for the next reporting period.

b.	On February 3, 2021, Dayamitra purchased 134,999 shares of PST from Ibu Rahina Dewayani amounting to Rp58 billion causing Dayamitra has 99.99% ownership of PST.
c.	Based on Board of Commisioner’s Decree No. 02/KEP/DK/2021 dated February 26, 2021, the composition of Audit Committee were changed to as follows:

Independent Commissioner	Chandra Arie Setiawan
Independent Commissioner	Marsudi Wahyu Kisworo
Independent Commissioner	Wawan Iriawan
Commissioner	Marcelino Rumambo Pandin
Commissioner	Ahmad Fikri Assegaf
Financial Expert	Emmanuel Bambang Suyitno

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

d.	In February, March, and April 2021, the Group make repayment and withdrawn several credit facilities, as follows:
i.

On February 25 and 26, 2021, Dayamitra withdrawn facilities from BCA, Bank Mandiri, Bank Permata, and Syndication Bank Mandiri and BNI amounting to Rp1,750 billion, Rp1,600 billion, Rp500 billion, and  Rp424 billion, respectively.

ii.

On March 8, 2021, the Company withdrawn credit facilities from BCA, Bank Mandiri, Bank of China, and HSBC amounting to Rp500 billion, Rp2,000 billion, Rp1,000 billion (which fully repaid on April 8, 2021), and Rp500 billion.

iii.	On March 17, 2021, Telkomsel repaid its loan to Bank Mandiri amounting Rp2,000 billion and on March 31, 2021, Telkomsel withdrawn the facility amounting Rp1,000 billion.
iv.	On April 23 and 29, 2021, Telkomsel withdrawn facilities from MUFG Bank and BNI amounting to Rp1,500 billion and Rp1,150 billion, respectively.

39. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

Effective for annual periods beginning on or after January 1, 2021

●     Amendments to IFRS 16, Covid-19-Related Rent Concessions Beyond June 30, 2021

The amendments clarify that lessees may elect not to assess whether certain Covid-19-related rent concessions are lease modifications and that make this election shall account for any change in lease payments resulting from the rent concession the same way it would account for the change applying this Standard if the change were not a lease modification. The amendments extend the period of any reduction in lease payments affects only payments originally due on or before 30 June 2022.

IFRS 16, Covid-19-Related Rent Concessions, effective on April 1, 2021.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance.

●     Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest Rate Benchmark Reform phase 2

The amendments clarify that entities would continue to apply certain hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The amendments provide temporary exceptions from applying specific hedge accounting requirements to hedging relationships directly affected by IBOR reform.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance.

Effective for annual periods beginning on or after January 1, 2022

●     Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use

-

The amendment prohibits entities from deducting the net proceeds from selling any items produced while bringing the asset to that location and condition (such as samples produced when testing equipment) from the cost of testing.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

-	An entity recognises the proceeds from selling any such items, and the cost of those items, in profit or loss in accordance with applicable Standards.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance.

●     Amendments to IAS 37, Onerous Contracts-Cost of Fulfilling a contracts

IAS 37 is amended to add the explanation and impact of the cost of fulfilling a contract. This cost comprises the costs that relate directly to the contract that consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance.

●     Amendments to IFRS 3, Reference to the Conceptual Framework

The amandements to update references to Conceptual Framework for Financial Reporting, clarify the use and definition of provision, contingent liability and contingent asset within scope IAS 37 and levy within scope IFRIC 21.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance.

●     Amendment to IFRS 9, Financial Instruments

The amendments to clarify the term of substantially different  and fees in the ‘10 per cent’ test for derecognition of financial liabilities.

These amendments are expected to have an impact to the Group’s future transactions.

●     Amendment to IFRS 16, Leases

The amendments to exclude part of the fact pattern a reimbursement relating to leasehold improvements to remove potential for confusion.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance.

●     Amendments to IFRS 1, First-time Adoption of International Financial Reporting Standards, will be effective on January 1, 2022, are considered to be not applicable to the Group’s consolidated financial statements.

●     Amendments to IAS 41, Agriculture, will be effective on January 1, 2022, are considered to be not applicable to the Group’s consolidated financial statements.

Effective for annual periods beginning on or after January 1, 2023

●     Amendments to IAS 1, Classsification of Liabilities as Current or Non-Current

The amendments to clarify the entity shall classify a liability as current when:

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019 and 2020

For Each of the Three Years in the Period Ended December 31, 2020

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

-it expects to settle the liability in its normal operating cycle;

-it holds the liability primarily for the purpose of trading;

-the liability is due to be settled within twelve months after the reporting period; or

-	it does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.

A liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance.

●     Amendments to IAS 8, Definition of Accounting Estimates

The amendments to clarify the definition of accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty. The effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates unless they result from the correction of prior period errors.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance.

●     Amendments to IAS 1, Disclosure of Accounting Policies

The amendments to clarify entity shall disclose material accounting policy information. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance.

●     Amendments to IFRS 17, Insurance Contract, will be effective on January 1, 2023, are considered to be not applicable to the Group’s consolidated financial statements.

The effective date was postponed to a date yet to be determined

●     Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

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