Form 20-F
period 2021-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2022-04-21
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Large accelerated filer ☑	Accelerated filer 	Non-accelerated filer  Emerging growth company ☐

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

PART I

PART II

PART III

ITEM 17	FINANCIAL STATEMENTS	187
ITEM 18	FINANCIAL STATEMENTS	187
ITEM 19	EXHIBITS	188

SIGNATURES		189

EXHIBIT 1.1	Articles of Association (as amended on June 18, 2021)
EXHIBIT 2.1	Description of securities
EXHIBIT 12.1	CEO Certification pursuant to section 302
EXHIBIT 12.2	CFO Certification pursuant to section 302
EXHIBIT 13.1	CEO Certification pursuant to section 906
EXHIBIT 13.2	CFO Certification pursuant to section 906

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

Gb

Gigabit, a unit of information used, for example, to quantify computer memory or storage capacity.

Gbps

Gigabit per second, the average number of bits, characters, or blocks per unit time passing between equipment in a data transmission system. This is typically measured in multiples of the unit bit per second.

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

Our audited consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 included in this Form 20-F (the "Consolidated Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Solely for the convenience of the reader, certain Indonesian Rupiah amounts have been converted into U.S. Dollars at specified rates. Unless otherwise indicated, the U.S. Dollar equivalent information for amounts in Indonesian Rupiah are converted at the Reuters Rate for December 31, 2021 at 04.00 PM Jakarta time, which was Rp14,252.5 to US$1.00. The exchange rate of Indonesian Rupiah for U.S. Dollar on December 31, 2021 was Rp14,269 to US$1.00 based on the middle exchange which is calculated based on the Bank Indonesia buying and selling rate. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian Rupiah. No representation is made that the Indonesian Rupiah or U.S. Dollar amounts shown herein could have been or could be converted into U.S. Dollars or Indonesian Rupiah, as the case may be, at any particular rate or at all. See "Item 3. Key Information — Selected Financial Data — Exchange Controls" for further information regarding rates of exchange between the Indonesian Rupiah and the U.S. Dollar.

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

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

A.                         SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial information and operating statistics as of the dates and for each of the periods indicated. The selected financial information as of and for the years ended December 31, 2017, 2018, 2019, 2020, and 2021 presented below is based upon our Consolidated Financial Statements prepared in conformity with IFRS as issued by the IASB. The selected financial information as of and for the years ended December 31, 2017, 2018, 2019, 2020, and 2021 should be read in conjunction with and is qualified in its entirety by reference to, our Consolidated Financial Statements, including the notes thereto, and the other information included elsewhere in this Form 20-F and in our previous Form 20-F filed with the SEC on April 30, 2021.

The Public Accountant Firm ("KAP") Purwantono, Sungkoro & Surja (formerly Purwantono, Suherman & Surja) (a member firm of Ernst & Young Global Limited) ("Purwantono, Sungkoro & Surja") audited our Consolidated Financial Statements, prepared as of and for the years ended December 31, 2017, 2018, 2019, 2020, and 2021.

KEY CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME DATA

IFRS

	Years Ended December 31,
	2017	2018	2019	2020	2021
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for per share and per ADS amount
Revenues	128,256	130,788	135,557	136,447	143,210	10,048
Expenses(1)	84,293	92,202	92,901	93,498	95,635	6,709
Operating Profit	43,902	38,533	43,994	43,958	47,653	3,344
Profit before Income Tax	42,628	36,077	38,299	39,147	43,739	3,070
Net Income Tax Expense	(9,958)	(9,366)	(10,439)	(9,257)	(9,640)	(677)
Profit for the Year	32,670	26,711	27,860	29,890	34,099	2,393
Attributable to owners of the parent company	22,120	17,802	19,068	21,052	24,877	1,746
Attributable to non-controlling interests	10,550	8,909	8,792	8,838	9,222	647
Other Comprehensive Income (Losses) - Net	(2,332)	4,954	(2,189)	(3,581)	1,980	138
Total Comprehensive Income for the Year	30,338	31,665	25,671	26,309	36,079	2,531
Attributable to owners of the parent company	19,927	22,631	17,029	17,840	26,884	1,886
Attributable to non-controlling interests	10,411	9,034	8,642	8,469	9,195	645
Weighted average number of shares outstanding (in millions after stock split)	99,062	99,062	99,062	99,062	99,062	—
Basic and Diluted Earnings per Share (in full amount)
Profit per share(2)	223.30	179.71	192.49	212.51	251.13	0.02
Profit per ADS (100 series B shares per ADS)	22,329.40	17,970.52	19,248.51	21,251.29	25,112.50	1.76
Dividend relating to the period (accrual basis, in full amount)
Dividends declared per share	167.66	163.82	154.07	168.01	—	—
Dividends declared per ADS	16,766	16,382	15,407	16,801	—	—
Dividend paid in the period (cash basis, in full amount)(3)
Dividends declared per share	136.75	167.66	163.82	154.07	168.01	0.01
Dividends declared per ADS	13,675	16,766	16,382	15,407	16,801	1.18

Notes:

(1)

Expenses are calculated as the sum of the following expenses: operation, maintenance, and telecommunications services, depreciation and amortization, personnel, general and administrative, interconnection, marketing, unrealized gain on changes in fair value of investments, other income - net, gain (losses) on foreign exchange - net, share of loss of long-term investment in associates, and impairment of long-term investment in associates.

(2)

Using Indonesian Financial Accounting Standards ("IFAS") results, our profit for the year attributable to owners of the parent company was Rp22,145 billion, Rp18,032 billion, Rp18,663 billion, Rp20,804 billion and Rp24,760 billion for 2017, 2018, 2019, 2020 and 2021, and our net income per share would be Rp223.55, Rp182.03, Rp188.4, Rp210.01 and Rp249.94 for 2017, 2018, 2019, 2020 and 2021. We distribute dividends based on profit attributable to owners of the parent company and net income per share determined in reliance on IFAS.

(3)

In 2017, we paid a cash dividend for 2016 of Rp136.75 per share. In 2018, we paid a cash dividend for 2017 of Rp167.66 per share. In 2019, we paid a cash dividend for 2018 of Rp163.82 per share. In 2020, we paid a cash dividend for 2019 of Rp154.07 per share. In 2021, we paid a cash dividend for 2020 of Rp168.01 per share.

KEY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION DATA

IFRS

	As of December 31,
	2017	2018	2019	2020	2021
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
	except for per share and per ADS amount
Cash and cash equivalents	25,145	17,435	18,241	20,589	38,311	2,688
Trade and other receivables	9,564	9,928	11,272	11,554	8,705	611
Prepaid other taxes	2,833	3,325	3,251	2,945	2,537	178
Other current assets	7,183	7,280	5,541	6,547	6,362	446
Total Current Assets	47,561	42,843	40,917	46,529	61,288	4,300
Property and equipment	129,872	142,912	153,174	159,123	163,205	11,451
Right-of-use assets	—	—	20,893	19,104	19,253	1,351
Intangible assets	3,530	5,032	6,446	6,846	7,506	527
Deferred tax assets - net	2,804	2,477	2,779	3,743	3,824	268
Total Non-Current Assets	150,624	163,057	194,140	199,344	214,870	15,077
Total Assets	198,185	205,900	235,057	245,873	276,158	19,377
Trade and other payables	15,791	15,214	14,324	17,577	17,779	1,247
Current income tax liabilities	801	404	1,545	1,291	1,609	113
Accrued expenses	12,630	12,769	12,761	14,265	15,885	1,115
Contract liabilities	5,427	5,252	7,430	7,832	6,795	477
Short-term bank loans and current maturities of long-term borrowings	6,704	9,532	17,451	19,284	16,372	1,149
Current maturities of lease liabilities	794	807	4,663	4,805	5,525	388
Total Current Liabilities	45,376	46,322	61,349	68,500	68,695	4,820
Deferred tax liabilities - net	933	1,197	1,204	607	858	60
Pension benefits and other post-employment benefit obligations	10,195	5,555	8,078	12,976	11,563	811
Long-term loans and other borrowings	24,964	31,405	32,289	30,561	36,319	2,548
Lease liabilities	3,010	2,338	12,554	10,072	10,363	727
Total Non-Current Liabilities	40,978	42,572	56,484	56,859	62,291	4,369
Total Liabilities	86,354	88,894	117,833	125,359	130,986	9,189
Capital stock(1)	5,040	4,953	4,953	4,953	4,953	348
Net equity attributable to owners of the parent company	92,467	98,739	99,796	102,374	121,631	8,536
Non-controlling interests	19,364	18,267	17,428	18,140	23,541	1,652
Total Equity	111,831	117,006	117,224	120,514	145,172	10,188
Total Liabilities and Equity	198,185	205,900	235,057	245,873	276,158	19,377
Net Debt	10,327	26,647	48,716	44,113	30,268	2,124
Net Working Capital	2,185	(3,479)	(20,432)	(21,971)	(7,407)	(520)
Issued and fully paid shares (in shares)	100,799,996,400	99,062,216,600	99,062,216,600	99,062,216,600	99,062,216,600	—

Note:

(1)

As of December 31, 2021, our issued and fully paid-up capital consisted of one Dwiwarna Share and 99,062,216,599 shares of common stock and our authorized capital stock consisted of one Dwiwarna Share and 399,999,999,999 shares of common stock.

Exchange Controls

The Consolidated Financial Statements are stated in Indonesian Rupiah. The conversion of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of the readers and have been made using the average of the market bid and offer rates of Rp14,252.50 to US$1.00 published by Reuters on December 31, 2021.

On March 31, 2022, the Reuters bid and offer rates were Rp14,369.88 to US$1.00 and Rp14,371.95 to US$1.00, respectively.

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

● The ongoing global 2019 novel coronavirus and its variants ("COVID-19") pandemic and the economic disruption caused by various measures to reduce its spread have had and may continue to have adverse consequences of uncertain magnitude and duration on our operations.

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

Risks Related to Our Business

Operational Risks

A material failure in the continuing operations of our network, certain key systems, gateways to our network or the networks of other network operators could adversely affect our business, financial condition, results of operations and prospects

We depend to a significant degree on the uninterrupted operation of our network to provide our services. For example, we depend on access to our fixed wireline network for the operation of our fixed line network and the termination and origination of cellular telephone calls to and from fixed line telephones, and a significant portion of our cellular and international long distance call traffic is routed through the PSTN. We also depend on access to an internet and broadband network and a cellular network. Our integrated network includes a copper access network, fiber optic access network, BTSs, switching equipment, optical and radio transmission equipment, an IP Core network, satellites, and application servers.

In addition, we also rely on interconnection to the networks of other telecommunications operators to carry calls and data from our subscribers to the subscribers of operators both within Indonesia and overseas. We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. Our network, including our information systems, IT and infrastructure and the networks of other operators with whom our subscribers are interconnected, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events. For example, in 2018 and 2019, a number of submarine cables that we rely on to provide services across the Indonesian archipelago were damaged mostly as a result of earthquakes. In 2020, a few submarine cables were damaged due to shunt faults (i.e., existence of a current leakage path between the power conductor and seawater without a break in the power conductor) and cuts. As a result, services in east Indonesia faced slowdowns and disruptions as we had to redirect affected traffic through satellites until the submarine cables could be restored. One of our buildings in Pekanbaru suffered fire damage in August 2020 and certain of our infrastructures and equipment were damaged by flood in Jakarta, Sulawesi and Kalimantan in 2020, without any such damages causing material interruption to our operations. In 2021, a flood in Kalimantan Selatan area, Seroja and cyclone in Nusa Tenggara Timor area damaged our Telkom-Cloud infrastructure, and some submarine cables were cut in SMPCS (Sorong-Jayapura), IGG (BU2-BU3), Jasuka (Batam-Pontianak). As a result, services in east Indonesia were disrupted as we had to redirect affected traffic through satellites until the submarine cables could be restored.

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

The ongoing global 2019 novel coronavirus and its variants ("COVID-19") pandemic and the economic disruption caused by various measures to reduce its spread have had and may continue to have adverse consequences of uncertain magnitude and duration on our operations

COVID-19 was declared by the World Health Organization (“WHO”) as a pandemic on March 11, 2020 and has since spread globally. In January 2022 World Economic Outlook Update, the International Monetary Fund (“IMF”) stated that the global economy contracted by 3.1% in 2020, which is more severe than that observed during the “Global Financial Crisis” in 2008-2009. While the global economies grew at a faster pace than expected in 2021, the expected rate of growth has had to be adjusted to reflect the effect of COVID-19 variants such as the Delta variant ("Delta variant") and Omicron variant ("Omicron variant").  The IMF projected that the global economy will grow 4.4% in 2022, though noting that the global economy enters in a weaker position than previously expected, due to, among other things, the reintroduction of mobility restrictions as a result of the Omicron variant and supply chain disruptions which have continued to affect not only supply but causing greater broad-based inflation than anticipated.

Various measures have been implemented to contain the outbreak in certain regions and countries, resulting in extensive government-imposed restrictions and containment measures, including restrictions on domestic and international travel, restrictions on public gatherings, social distancing, office and school closures, and local or general "stay at home" or quarantine orders. Such measures have resulted in a period of business disruptions, including prolonged disruptions to manufacturing and global supply chains as well as restrictions on business activities and the movement of people comprising a significant portion of the world’s population, and a decrease in economic activities in several countries, including Indonesia. In response to the COVID-19 outbreak (including the Delta variant, Omicron variant and other variants) or other epidemics or outbreak of infectious diseases, similar or more stringent measures could be taken that may further worsen the Indonesian economy and the global economy.

In Indonesia, President Joko Widodo declared a public health emergency by virtue of Presidential Decree No. 11 of 2020 and issued Government Regulation No. 21/2020 on large-scale social distancing on March 31, 2020, and further issued Presidential Decree No. 12/2020 on April 13, 2020, declaring the COVID-19 pandemic as a national disaster. The Government implemented various protective measures, including the large-scale social restriction (Pembatasan Sosial Berskala Besar) through the Minister of Health Regulation No. 9 of 2020 on the Large-Scale Social Restriction Guidelines for the Acceleration of COVID-19 Handling. The scope of restrictions includes closing of certain schools and workplaces, restrictions on religious activities, social-cultural activities and activities in public places or facilities. The Government also imposed temporary travel restrictions in certain regions during the large-scale social restriction period. In Jakarta, the local government enacted the DKI Jakarta Province Regional Regulation No. 2 of 2020 on COVID-19 Mitigation, which regulates the technical provision on the large-scale social restriction, including the fines for any violations of the large-scale social restriction. Meanwhile, in Surabaya, on April 24, 2020, the Mayor of Surabaya issued his Regulation No. 16 of 2020 on the Guidelines to Large-Scale Social Restrictions for COVID-19 Handling in Surabaya City as amended by Mayor of Surabaya Regulation No. 19 of 2020 to implement various measures in an effort to curb the spread of the COVID-19 pandemic. As an effort to further implement various protective measures, the Minister of Home Affairs are instructing the local governments (including cities and regencies) in, among others, DKI Jakarta, West Java, Banten, Central Java, Yogyakarta, East Java, and Bali, to implement strict micro-scale activity restrictions Level 4 (Pembatasan Kegiatan Masyarakat Level 4 – “Level 4 PPKM”) which will be implemented, reviewed and extended as needed on a local level based on the spread of COVID-19 in the region during a particular period. The continuation of such restrictions may result in a material adverse effect on our results of operations.

If the current COVID-19 outbreak (including the Delta variant, Omicron variant and other variants) or other epidemics or outbreaks of infectious diseases were to develop and persist, customers may delay, suspend, or decrease orders for our products and services, and demand for certain of our products and services may decrease. Our distribution network and retail outlets may also experience significant disruption due to physical distancing measures and other containment measures. Our ability to provide services to our clients that require our teams to access their homes or offices may also be negatively impacted. For example, our technician’s ability to access customers' premises may affect our customer service levels which may adversely affect customer satisfaction. Such disruptions occurred in the years ended December 31, 2020, and 2021 though as we adapted to the new environment, in 2021, they did not significantly affect our operations, business and results of operations. Regardless of enhanced hygiene and precautionary measures to safeguard the safety and health of our employees and customers, we could be subject to labor shortages or suspension of work if certain of our personnel, in Indonesia or elsewhere, were to become infected with the disease or restrictions and containment measures described above were to affect their ability to reach our offices and outlets. Our operations may also be significantly and adversely affected if government-imposed restrictions or other containment measures require us to suspend our operations, partially or entirely. Finally, the negative impact of the outbreak on the global economy may increase counterparty risks or increase difficulties in collecting fees, which may negatively impact our cash flows, delay certain of our projects, and reduce our ability to access capital or increase financing costs.

When the COVID-19 pandemic emerged in early 2020, almost all industries including the telecommunications industry were negatively affected. This was mainly caused by a decline of purchasing power, especially for the lower-middle class. The economic difficulties caused by COVID-19 and its variants has required us to bolster our allowance for doubtful accounts as some our customers are unable to pay amount that they owe us.

There is still substantial medical uncertainty regarding the COVID-19 pandemic, and policies surrounding vaccines are still subject to ongoing discussions and considerations in Indonesia and various parts of the world. Countries worldwide have experienced an increased number of new patients infected by COVID-19 and its variants, and the COVID-19 outbreak and various measures to contain the COVID-19 pandemic have had a significant impact on national economies and globally. Although certain economies have experienced a recovery, in particular, where vaccination programs have been implemented, any similar or more stringent measures may further worsen national economies and the global economy. In addition, there have been numerous recent reports of mutations in the virus observed in various countries, and there is no assurance that the vaccinations developed and used will be effective in protecting against different strains of the virus as has been observed with the Delta variant and Omicron variant. As at the date hereof, the COVID-19 pandemic is having an adverse impact on the global economy, the severity and duration of which is difficult to predict. There is no assurance that the outbreak of COVID-19 in Indonesia or elsewhere can be effectively controlled, or that another disease outbreak will not happen in the future. Whereas we are closely monitoring the current situation and potential developments, there is still uncertainty as to the full extent of the above-described potential delays and disruptions on our business, operations, prospects and results of operations.

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

Although we have not experienced any material successful cyberattacks to date that have affected our operations, our network and website are frequently targeted by cyberattacks. For example, in October 2018, PT Telkom Satelit Indonesia's ("Telkomsat") corporate website was defaced. The content on the homepage was altered, which left customers unable to access the site for part of one day, before the site was restored. In 2021, as our employees continued to work from home due to the COVID-19 pandemic, we detected 53.9 million an unprecedented level of cyber threats to our servers. Almost all of those threats were non-disruptive and only 14 of them raised to the level of issues we needed to specifically address, which we did successfully and promptly. In addition, we cannot guarantee that safety procedures we have in place and our intrusion detection systems may always prove efficient against illegal access to our internal data and databases, customers', suppliers and other parties' data hosted on our systems. If we are unable to prevent such attacks or successfully detect such intrusions in a timely manner or at all, such data could be misappropriated and illegally used or disseminated. While none of these cyberattacks have caused significant losses to date, a successful cyberattack may lead us to incur substantial costs to repair damage or restore data, implement substantial organizational changes and training to prevent future similar attacks and lost revenues and litigation costs due to misused sensitive information, liabilities for information loss, breach of confidentiality of private information, and cause substantial reputational damage. Cyberattacks may also cause equipment failures, loss of information, including sensitive information or information stored in our customers' computer systems and mobile phone systems, failure or perceived failure to comply with applicable privacy, security or data protection laws, as well as disruption to our operations or our customers' operations. Furthermore, it might be difficult to calculate the economic costs caused by potential cyber security incidents and maintain sufficient insurance coverage relating to them at commercially reasonable rates and terms. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, reduce our customer satisfaction and cause us to incur additional costs. Due to the evolving nature of cyber security threats, the scope and impact of any future incident cannot be precisely predicted. We take preventive and remedial measures with respect to our systems, including enhanced cooperation with the police, particularly in areas prone to criminal activity and regular updates of our information system security measures. While we believe that we have taken appropriate measures to protect our network, there is no assurance that these physical and cyber security measures will be successful. Damage to our network, equipment or data and the need to repair such damage resulting from a physical or cyberattack may materially and adversely affect our business, financial condition and operating results.

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

For example, Telkomsel officially launched 5G service in May 2021, becoming the first cellular operator to offer 5G in Indonesia. Initially, 5G will be available at selected points across nine cities (Jakarta, Surabaya, Makassar, Denpasar, Batam, Medan, Solo, Balikpapan and Bandung) as part of our strategy to roll out 5G through a demand-based approach for B2C and B2B. Telkomsel intends to maximize the use of 5G to transform lives and publicize the advantages of the 5G network to further encourage the growth of digital connectivity, digital platforms and digital services in Indonesia, as well as the development of future technology solutions such as artificial intelligence, cloud computing and the Internet of Things with investment already included in its roadmap plan, which will be executed in stages based on several considerations including maturity of the ecosystem. We cannot assure you that our rollout of 5G will be successful or that our customers will adopt or subscribe for this new technology in the manner and numbers that we anticipate or in a manner that will generate appropriate returns on our investment in this technology.

One of the main challenges faced by the telecommunications industry in Indonesia is the increasing use of Over The Top services that has become a substitute for voice and SMS services, in line with the growing number of smartphone users. In particular, the percentage contribution from cellular phone services to our consolidated revenues has declined from 14.3% for 2020 to 10.3% for 2021. This has happened not only in Indonesia, but also in developed countries where smartphone penetration is high. In addition, we face a continuing risk of market entry by new operators and service providers (including non-telecommunications players and Over The Top players) who, by using newer or lower cost technologies, may succeed in rapidly attracting customers away from established market participants such as ourselves. This may result in a loss of market share and could have a material adverse effect on our business, financial condition and results of operations. In particular, the rapid development of new technologies, new services and products, and new business models has resulted in distinctions between local, long distance, wireless, cable and internet communication services entry barriers being lessened and has brought new competitors into the telecommunications market. For example, the increased availability of high-throughput satellite capacity in Indonesia has increased competition, and adversely affected pricing, for our satellite business.

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

Expected benefits from investment in new networks and technologies may not be realized

We may pursue new growth opportunities in the communications industry in the future, including introducing services and products employing new technologies, such as next generation mobile technologies, 5G, virtualization, software-defined networking, cloud-based technologies, new video and content delivery platforms and digital marketing. The implementation of these new technologies depends on a number of factors, including developing our network and the launch of new and commercially viable products and services involving these technologies. We may have to incur substantial expenditure to develop our network, services and products and to gain access to related or enabling technologies in order to successfully implement these new technologies. We may not be successful in modifying our network infrastructure in a timely and cost-effective manner to facilitate such implementation, which could adversely affect our quality of service, financial condition and results of operations.

Further, we may face the risk of unforeseen complications in the deployment of new technologies. Any newly adopted technology may not perform as expected, and we may not be able to successfully or on a timely basis to develop the new technology to effectively and economically deliver services based on such technology.

Our satellites have limited operational life and they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of a satellite, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

We operate two satellites, namely Telkom-3S and the Merah Putih Satellite. These satellites have limited operational lives, and their design lives ended or will end approximately in 2032 and 2033, respectively. We de-orbited our Telkom-2 satellite in May 2021 when it came to the end of its operational life. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, sub-systems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, or the manner in which the satellite is monitored and operated. We use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long distance and cellular services.

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

Risks Related to our Fixed and Cellular Telecommunications Business

Competition from existing cellular service providers may adversely affect our cellular services business

The Indonesian cellular service business is highly competitive. Competition among cellular service providers in Indonesia is based on various factors, including pricing, network quality and coverage, the range of services, features offered and customer service. With the increasing popularity of smart phones in Indonesia, we believe that data network quality and coverage, including 4G/LTE and 5G coverage, will increasingly become an intense area of competition. In recent years, competitors have offered promotions such as bonus data packages in order to attract customers, which has generally made the pricing environment in Indonesia less profitable. In 2019, the intensity of downward pressure on selling prices decreased but this trend reversed in 2020. In 2021, competition remained intense but more rational with operators still quite aggressive for the acquisition of new customers and renewal packages to obtain low end market share in the prepaid segment while gradually adjusted pricing in order to maintain business at sustainable levels. Since early 2020, the COVID-19 outbreak created uncertainty and a general economic slowdown in Indonesia that impacted consumers' purchasing power and, as a result, translated into lower consumer spending. This accelerated a shift from Telkomsel's legacy business to its data services and generally exacerbated competition among operators, which translated into increased downward pressure on selling prices. This competition is likely to continue, particularly as telecommunications companies are affected by increased competition from Over The Top providers. In 2020, a number of our competitors continued to increase their coverage by expanding outside Java, where we predominately had a strong position, and this continued in 2021 leading to intense competition outside Java. Further, as we adopt and migrate our network to 5G, we will need to rely on the regulator to make available the required spectrrm and thereafter compete and bid for this spectrum with our competitors.  The readiness of 5G ecosystem in Indonesia is still limited. We are increasingly focusing on IoT (mostly enabled by 5G technologies) though we cannot assure you that customers will adopt IoT in the manner we anticipate. Further, although we are prudently launching 5G in stages to insure that the foundation market and infrastructure required are available for successful rollout, there is no assurance that there will be sufficient spectrum in low, mid and high bands for us and our competitors and at prices that does not adversely affect our business, results of operation and financial condition.

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

There has been and we expect there could be further consolidation in our industry in the future. For instance, XL Axiata completed the acquisition of a majority interest in and merged with PT Axis Telekom in 2014, which resulted in XL Axiata acquiring additional frequency allocations to provide 4G/LTE services as well as acquiring the customers of PT Axis Telekom. In December 2020, CK Hutchison and Qatar’s Ooredoo announced they had entered into a non-binding memorandum of understanding and initiated negotiations for combining their operations in Indonesia, subject to satisfactory completion of such negotiations and meeting certain requirements, including obtaining required regulatory approvals. In September 2021, CK Hutchison and Qatar’s Ooredoo announced the signing of definitive transaction agreements for the proposed merger of their respective telecommunications businesses in Indonesia. The merged company will be named Indosat Ooredoo Hutchison. Furthermore, though we believe any merger or consolidation in the industry will help to promote a healthier competition between operators with rationality in pricing as well as better cost efficiencies and reduce overlapping in many areas, there can be no assurance that the consolidated entities will not adversely afftect our competitive position in the market and our business, results of operations, financial condition and prospects.

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

Consolidation of competitors for cellular services may allow them to expand the geographic coverage of their integrated network infrastructure. In recent years, both Telkomsel and its competitors have acquired wider spectrum allocations as part of the Government's spectrum refarming, or repurposing of frequency bands, initiative. In 2019, we entered into a refarming arrangement with Indosat which was approved by the Government. This has allowed them to improve the quality of their cellular services as well as to expand the amount of traffic that they can service through their network, which may allow them to expand their services and increase revenues. In 2021, the ICT ministry launched refarming in the 2.3 GHz band as it looks to improve the quality of digital cellular services through the more efficient use of spectrum, including to support the optimal use of 4G services and also to lay the groundwork for the easy deployment of 5G technology. Furthermore, the Job Creation Law allows telecommunications operators to share network infrastructure and capacity on a B2B basis while applicable tariffs will remain determined by the operators and/or will remain based on the tariff formula as set out by the ICT ministry. Details relating to the implementation of such law are still unknown as at the date hereof since the implementing regulations have not been passed yet. See "— We may, in the future, be required to share our network infrastructure and capacity with our competitors." As the telecommunications operator with the most extensive network infrastructure in Indonesia, if capacity and network sharing pursuant to such regulation were not implemented on a B2B basis and such regulation were to become effective, it would allow our competitors to take advantage of our existing infrastructure without significant capital expenditure, which would have a significant impact on competition.

As a result, any of these developments may present challenges for Telkomsel in maintaining its market position and could adversely affect our results of operations, financial condition and prospects.

We may further lose wireline telephone subscribers and revenues derived from our wireline voice services may continue to decline, which may materially adversely affect our results of operations, financial condition and prospects

Revenues derived from our wireline voice services have declined during the past several years mainly due to the increasing popularity of mobile voice services and other alternative means of communication. Tariffs for mobile services have declined in recent years which has further accelerated substitution of mobile for wireline voice services. The number of our fixed wireline subscribers decreased by 1.3% in 2021 and revenues from our wireline voice services decreased by 17.6% in 2021. The percentage of revenues derived from our wireline voice services out of our total revenues was 1.2% in 2021.

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

Continuing growth in and the converging nature of wireless and broadband services will require us to deploy increasing amounts of capital and require ongoing access to spectrum in order to provide attractive services to customers

Telecommunications services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, the demand for faster and seamless usage of video and data across mobile and fixed devices. We continually invest in our networks in order to improve our wireless and broadband services to meet this increasing demand and remain competitive. Improvements in these services depend on many factors, including continued access to and deployment of adequate spectrum and the capital needed to expand our network to support transport of these services. We must maintain and expand our network capacity and coverage for transport of video, data and voice between cell and fixed landline sites. To this end, we have participated in spectrum auctions, at increasing financial cost, and continue to deploy technology advancements in order to further improve our network. Further, we must pay an annual right of usage fee for the license in case of our winning additional spectrum, such as the additional 30 MHz spectrum at 2.3 GHz frequency we won at an auction in October 2017 and the additional 20 MHz spectrum at 2.3 GHz frequency we won in May 2021.

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

Financial Risks

We are exposed to interest rate risk and risks inherent to potential changes in relevant benchmarks and indices, including changes to the administration of certain benchmarks or their future discontinuation, such as the potential phasing out of LIBOR after 2021

Our debt includes bank borrowings used to finance our operations. In order to reduce our exposure to interest rate fluctuations, we aim to balance the share of our fixed rate loans and floating rate loans in our bank borrowings. We try to achieve this where there are opportunities to increase the share of fixed-rate loans in our overall loan portfolio in light of prevailing interest rates available in the market at any given time and based on market and our expectations as to future floating and fixed interest rates. As of December 31, 2021, approximately 85% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans.

Changes in the macro-economic environment worldwide due to on-going trade disputes between the United States and China and the COVID-19 outbreak also had an impact on Southeast Asia and Indonesia. In an effort to support the Indonesian Rupiah and the Indonesian economy, Bank Indonesia decreased its benchmark interest rate five times in 2020 to 3.75%. In February 2021, the Bank Indonesia benchmark seven-day (reverse) repo rate was lowered to a record low of 3.50 per cent. per annum.

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

For example, LIBOR has been questioned as a result of the absence of relevant active underlying markets and possible disincentives for market participants to continue contributing to such benchmarks. On March 5, 2021, the United Kingdom Financial Conduct Authority (the “FCA”) announced that (i) the publication of 24 LIBOR settings (as detailed in the FCA announcement) will cease immediately after December 31, 2021, (ii) the publication of the overnight and 12-month U.S. dollar LIBOR settings will cease immediately after June 30, 2023, (iii) immediately after December 31, 2021, the 1-month, 3-month and 6-month sterling LIBOR settings will no longer be representative of the underlying market and economic reality that they are intended to measure and representativeness will not be restored (and the FCA will consult on requiring the ICE Benchmark Administration Limited (the “IBA”) to continue to publish these settings on a synthetic basis, which will no longer be representative of the underlying market and economic reality they are intended to measure, for a further period after end 2021) and (iv) immediately after June 30, 2023, the 1-month, 3-month and 6-month U.S. dollar LIBOR settings will no longer be representative of the underlying market and economic reality that they are intended to measure and representativeness will not be restored (and the FCA will consider the case for using its proposed powers to require IBA to continue publishing these settings on a synthetic basis, which will no longer be representative of the underlying market and economic reality they are intended to measure, for a further period after the end of June 2023).

Following the implementation of any such changes, reforms or potential reforms, the manner of administration of LIBOR, EURIBOR or other benchmark indices such as JIBOR may change, with the result that it may perform differently than in the past or benchmarks could be eliminated entirely. Any of the above changes or any other consequential changes as a result of international or national reforms or other initiatives or investigations could have an adverse effect on the interest paid on our floating-rate loans that are linked to, reference or otherwise are dependent (in whole or in part) upon a benchmark. As of December 31, 2021, however, the aggregate outstanding amount of our floating rate loans that use LIBOR or EURIBOR as reference rates was insignificant. Nonetheless, the uncertainty as to whether LIBOR will survive in its current form or at all may lead to adverse market conditions, which may have an adverse effect on access to liquidity and debt refinancing in the future.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2019, 2020 and 2021, our consolidated capital expenditures totaled Rp36,485 billion, Rp29,279 billion and Rp30,329 billion (US$2,129 million), respectively. We expect the increase in our capital expenditure in 2021 to be temporary as such increase did not reflect our funding capacity, but rather the impact of practical and operational difficulties relating to the deployment of such expenditures in the context of the COVID-19 pandemic and containment measures implemented in Indonesia, as well as weaker growth in demand from IndiHome subscribers since the number of IndiHome subscribers increased by 585 thousands million in 2021 compared with a 1.0 million increase in 2020. Our ability to fund capital expenditures in the future will depend on our future operating performance, which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. Even if we have not experienced any difficulties in securing loan facilities and we expect our current credit profile would allow us to secure new loan facilities as necessary, we cannot assure you that additional financing will be available to us on commercially acceptable terms, or at all, in the future. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, we cannot assure you that we will have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technologies to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In November 2018, we also received a summons from the KPPU regarding alleged violations of the Business Competition Law relating to Telkom's Internet Protocol Transit Business in Papua. In December 2019, we provided clarifications regarding this matter as requested by the KPPU. We received a second summons from the KPPU in August 2020 that we responded to on August 7, 2020. Until now, we have not received any further information from the KPPU about this matter.

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

The Government has stipulated in MoCI regulation No. 5/2021 that interconnection services must be migrated from TDM-based to IP-based platforms during the transition period of July 1, 2021, to December 31, 2024. Accordingly, it is expected that, in 2025, all interconnection services will be required to be IP-based. In order to comply with this regulation, we will need to significantly change our existing infrastructure (which our competitors rely on in carrying out conventional interconnection services and pay tariffs to us) with the new technologies. Consequently, our revenue from interconnection services may decrease, and we will need to expend capital resources to change our infrastructure.  The regulation also provides that during the transition period, the interconnection costs charged by us must remain the same as that agreed in the existing Interconnection Offering Document (Dokumen Penawaran Interkoneksi) and Interconnection Agreement.

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

In addition to Indonesian laws and regulations, due to the nature of our business and the services we provide, we may be subject to the laws and regulations of other jurisdictions where we operate or have customers. In particular, regulators in various jurisdictions are increasingly scrutinizing how companies collect, process, use and analyze, store, share and transmit personal data. This increased scrutiny may result in new interpretations of existing laws, thereby further impacting our business. Recent regulations, such as the General Data Protection Regulation ("GDPR"), which went into effect in the European Union ("EU") on May 25, 2018, apply to the collection, use, retention, security, processing, and transfer of personally identifiable information of residents of certain countries, such as EU member states in the case of the GDPR. The GDPR created a range of new compliance obligations, and imposes significant fines and sanctions for violations. In Indonesia, the draft data protection bill, which has adopted the contents of the GDPR, has been submitted to the House of Representatives of Indonesia (Dewan Perwakilan Rakyat or "DPR") in February 2020 and, as at the date hereof, is still being discussed with the Government, and anticipated to be enacted within next year. As a result, there is still uncertainty as to the scope of the data protection bill, including the scope and nature of exemptions from the rights of personal data owners where such data are aggregated for various purposes, such as statistical and scientific research, which could negatively impact the development of big data applications and businesses in Indonesia until such matters are settled.

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

Regulatory changes may adversely affect our business and results of operations

We operate in a regulated environment, and our telecommunications operations are mainly regulated by the MoCI. We are also required to comply with applicable information and technology, and consumer data protection laws and regulations in carrying out our activities. Future regulatory changes, particularly with respect to telecommunications network, telecommunications services, and data protection may generate incremental costs and delays, thereby adversely affecting our business, prospects, financial condition, and results of operations.

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

Applicable regulations on tariffs and their implementation as supervised by MoCI may affect our revenues and earnings

MoCI Regulation No.5/2021 revoked MoCI Regulation No.15/2008 and MoCI Regulation No.09/2008, which previously governed tariffs for the provision of access to both telecommunication networks and telecommunication services. Tariffs on provisions of telecommunication networks consist of leased network and interconnection fees, whereas the tariffs on provisions of telecommunication services consist of tariffs for basic telephony, value added telephony and multimedia services, including internet services for retail customers. MoCI Regulation No.5/2021 set out formulas that telecommunications operators like us must refer to in determining the tariff for our services.

Under MoCI Regulation No.5/2021, the Directorate General on Post and Informatics ("DGPI") of MoCI continues to be authorized to supervise the implementation of tariffs. Based on its supervision, MoCI may take further action as it sees fit if any of our actions it deems to potentially disruptive to fair competition in the telecommunications market. Accordingly, our promotional tariffs will need to be carefully planned and calculated to avoid any possible "predatory pricing" or anticompetition claim.  If we violate the tariff rules, we may be subject to administrative sanctions under MoCI Regulation No.5/2021. This regulation also allows the public to participate in the supervision process by providing them the right to submit complaints and take other actions regarding tariffs that they may view as being unfairly charged by us. The MoCI, in its regulatory role of ensuring fair competition in the telecommunication industry and protecting public interest may effectively be able to set ceiling and floors on tariffs that we may charge.

Regulations for the configuration of BTS towers may delay the installation of new BTS towers or changes in the placement of existing towers, and may erode our leadership position by requiring us to share our towers with our competitors

In 2008, MoCI issued MoCI Regulation No.02/PER/M.KOMINFO/3/2008 relating to the construction, utilization and sharing of BTS towers ("MoCI Regulation No.02/2008"). In 2009, MoCI (jointly with the Minister of Home Affairs, Minister of Public Works and Head of Investment Coordinating Board) issued a joint regulation ("Joint Ministries Regulation") that supplemented MoCI Regulation No.02/2008. The purpose of this new regulation was essentially to harmonize central, local and sectoral administrative procedures and functions for granting BTS tower construction permits. MoCI Regulation No.02/2008 was revoked in 2018. As of the date hereof, the relevant regulations governing the construction of BTS towers are the Joint Ministries Regulation and the Omnibus Law.

Based on the Joint Ministries Regulation, the construction of BTS towers requires permits from the local government. This may be cumbersome and take an inordinate amount of time and may adversely affect the allocation, development and expansion of our BTS towers. We may also be prohibited from setting up new BTS towers in certain local areas thereby restricting our expansion as well. Our existing BTS towers may also be adversely affected if local governments require any changes as to their placement.

In addition, this regulation requires us to allow other telecommunications operators to lease space on and utilize our telecommunications towers in a manner that provides equal opportunity to and without any discrimination among such other telecommunications operators. This allows our competitors to expand their networks by leasing space on and utilizing our telecommunications towers without having to expend capital expenditures to build their own telecommunications towers. As a result, our competitors may be able to expand their network quickly and grow their business quickly, particularly in urban areas where new space for additional towers may be difficult to obtain. As at the date hereof, no implementing regulations have been passed in connection with the Job Creation Law regarding the telecommunications sector. As a result, it is still premature to assess risks that may materialize as a result of such law. If our subsidiary PT Dayamitra Telekomunikasi ("Mitratel") is subject to network sharing requirements in relation to the deployment of 5G technology, depending how such requirements (if any), are implemented, or if more than one operator obtains 5G licenses, this could reduce the potential for collocation, the availability of sites for building new BTS towers in certain areas. In addition, any requirement imposing the retrofitting of existing BTS towers to allow more than one operator to use them could create additional costs.

In order to operate our telecommunications towers, Indonesian regulations allow local governments to impose three types of fees (property tax (Pajak Bumi dan Bangunan/PBB), fees charged in connection with building approval (Persetujuan Mendirikan Bangunan Gedung) and the telecommunication tower control fees) fees which are determined on a cost basis subject to a formula provided by the MoF and the location of the telecommunications towers. While local governments that have begun to impose such fees have not charged material amounts as at the date hereof, we cannot assure you that such fees will not be material in the future. In addition, we cannot assure you that there will be no material difference in the amount of fees that we would be liable to pay to the relevant local governments. If these risks were to materialize, it could have an adverse effect on our operating results.

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

The interpretation and application of the anticipated enactment of a new consumer data protection regulation are uncertain and may adversely affect our business, financial condition, results of operations and prospects

Law No.11 of 2008 on Electronic Information and Transactions Law as amended by Law No.19 of 2016 ("EIT Law") first came into effect on April 21, 2008. The EIT Law sets forth general principles to be further implemented through a series of Government regulations, presidential decrees and ministerial decrees, some of which have not yet been promulgated. In general, the provisions of the law are broad, and few sources of interpretive guidance are available. A number of implementing regulations to the EIT Law have been enacted, among others, Government Regulation No. 71 of 2019 on Implementation of Electronic System and Transaction, as implemented by MoCI Regulation No. 5 of 2020 on Private Electronic System Operators ("MoCI Regulation No.5/2020") ("GR No.71/2019") and MoCI Regulation No.20 of 2016 on Protection of Personal Data in an Electronic System ("MoCI Regulation No.20/2016"). These regulations are new and subject to interpretation by the regulatory authorities. Pending clear instances of the application of such regulations, it is uncertain how these regulations will affect us. Further, following the enactment of the Omnibus Law, GR No.46/2021 was passed which made recent changes to certain regulatory provisions that apply to the telecommunications sector.

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

Under GR No.71/2019, there is a one-year transitional period for electronic system operators to comply with their obligation to register with MoCI and a two-year transitional period for public electronic system operators to comply with the data localization requirements, which is the obligation to manage, process and store the electronic systems and data within Indonesia. The Government has extended the transitional period for some of the requirements. As a positive development from the previous rule, GR No.71/2019 has clarified the data localization requirements (which now comprise "managing," "processing," and "storing" electronic systems and data) and removed the uncertainty about the "public services" definition under the prior applicable rule. The previous rule only stipulated that electronic system operators for "public services" were obliged to, among others, maintain data centers within Indonesia. GR No. 71/2019 removed all references to "public services" and instead uses the concept of "public electronic system operators", which clarifies which parties are required to comply with the additional requirements under GR No. 71/2019.

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

Our electronic money business activity is highly regulated

We are subject to multiple rules and regulations in respect of our electronic money (e-money) business activities. The practice of payment system is governed by Bank Indonesia Regulation No.22/23/PBI/2020 on Payment System. For the specific regulation for e-money is mainly governed by Bank Indonesia ("BI") Regulation No.23/6/PBI/2021 on Payment System Providers (“PBI Regulation No.23/2021”). Any party which wishes to carry out e-money activities in Indonesia must first obtain an e-money license granted by BI. Although we, through our subsidiary Telkomsel, have obtained an e-money license from BI, we are still subject to evaluation conducted by BI. Under BI Regulation No.23/2021, BI is authorized to take further action based on the evaluation as it sees fit, among others, to revoke a license, to accelerate the license period or to limit the license holder's activity. Subject to evaluation, if BI takes the view that there are reasons to impose any of those further actions on Telkomsel, our ability to conduct business in the usual course would be limited, which may adversely affect our business, financial condition and results of operations.

BI Circular Letter No.16/11/DKSP dated July 22, 2014 on Electronic Money Operations which was most recently amended by BI Circular Letter No.18/21/DKSP dated September 27, 2016 (“BI Circular Letter 18/16”), further implements the obligation for e-money license holders to report any change in the type or name, developments or addition of facilities to the e-money product. See "Item 4. Information on the Company — Licensing — Payment Method Using e-Money." The amendment of this circular specifies that an e-money product with a different type and/or name, developments and/or additional facilities can only be issued after obtaining approval from BI. Further, BI Regulation No.20/2018 is also implemented by BI's Board of Governor Members Regulation No.20/21/PADG/2018 dated August 20, 2018 on the Report on the Implementation of Payment Using Card and Electronic Money Activities by Smallholder Credit Banks and Non-Bank Institutions ("BI BOG Regulation No.20/2018"). BI BOG Regulation No.20/2018 regulates the reporting obligation that must be satisfied by any party practicing e-money activity. As stated in BI Regulation No.23/2021, implementing regulation of Bank Indonesia Regulation No.20/6/PBI/2018 on Electronic Money including BI Circular Letter 18/16, is still valid for a maximum of 1 (one) year since PBI Regulation No.23/2021 comes into force in July 2021, as long as it does not conflict with the provisions in the PBI Regulation No.23/2021.

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

Our acquisition activities expose us to various risks

We have in the past pursued, and may continue to pursue, acquisitions of complementary assets and businesses. For instance, in 2019, Mitratel purchased 2,100 telecommunications towers from PT Indosat Tbk ("Indosat"), a telecommunications operator company in Indonesia. In 2020, Mitratel entered into a conditional sale and purchase agreement for the acquisition of 6,050 telecommunications towers from our majority-owned subsidiary PT Telekomunikasi Selular ("Telkomsel"), 1,911 of which were transferred to Mitratel in October 2020 with the remaining balance similarly transferred in February 2021. In 2021, Mitratel acquired 4,000 telecommunications towers from Telkomsel pursuant to a deed of transfer and acquisition agreement with Telkomsel dated August 31, 2021. The success of these acquisitions will depend, in part, on our ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses with our existing businesses. Based on the size and complexity of certain businesses, integrating them into our existing business could require substantial time, expense and effort from our management. The process of integrating an acquired business may also involve unforeseen costs and delays or other operational, technical and financial difficulties that may require a disproportionate amount of management attention as well as financial and other resources. If our management's attention is diverted or there are any difficulties associated with integrating these businesses, our results of operations could be adversely affected.

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

Risks Related to our Corporate Structure

We are dependent on our subsidiary, Telkomsel, a cellular telecommunications services and cellular telecommunications networks company

We derived 65.1%, 61.5% and 61.0% of our revenue in 2019, 2020 and 2021, respectively, from our mobile business through our 65.0% majority-owned subsidiary, Telkomsel. The remaining 35.0% interest in Telkomsel is held by Singapore Telecom Mobile Pte. Ltd. ("Singtel"). A telecommunication company based in Singapore, Singtel may seek to influence the management, operation and performance of Telkomsel. In the event that there are differences between us and Singtel regarding the business, strategy and operations of Telkomsel, these issues may take time to resolve, or may not result in a positive outcome for our Group. These factors could adversely affect our business, financial condition and operating results.

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

As of December 31, 2021, the Government had a 14.29% equity interest in Indosat, which competes with us in cellular services, data center services, IT solutions, system integration services and fixed IDD telecommunications services. The Government's equity interest in Indosat also includes a Dwiwarna Share which has special voting rights and veto rights over certain strategic matters under Indosat's articles of association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one director to its board of directors and one commissioner to its board of commissioners. As a result, there may be instances where the Government's interests will conflict with ours. There is no assurance that the Government will not direct opportunities to Indosat or favor Indosat or any other telecommunications operator when exercising regulatory powers over the Indonesian telecommunications industry. If the Government were to give priority to the business of Indosat or any other telecommunications operator over ours, or to expand its equity interest in Indosat or acquire an equity interest in any other telecommunications operator, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

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

In October and November 2020 and May and November 2021, there were numerous protests held across Indonesia against the newly issued Job Creation Law. This law amends more than 70 existing laws and seeks to cut red tape and boost investments for creating new jobs. Protesters claimed that the Job Creation Law will generally undermine existing labor laws and weaken environmental protections. The constitutionality of the Job Creation Law was challenged before the Constitutional Court. There were several submissions to attest the formality and merits of the new law, and in November 2021 the court granted one of those submissions and declared the law to be "conditionally unconstitutional" due to lack of formality when the government and the house of representative forming the law (e.g., lack of public participation and an "omnibus" format is not recognized under Indonesian law). Essentially, the court rules that: (i) the law remains valid, but the government and the house of representative have to redraft the law within 2 year period to satisfy the required formality and follow the good legislation principles as mandated by the constitution and (ii) the government must hold any further action derived therefrom and refrain to further issue any implementing rules or strategic policies which has significant impact to the society. There has been contention (and to certain extent, political instability) in interpreting the court verdict, being the government's side claiming that the law remains valid, and many scholars and groups of society (e.g., labor activists and NGOs) claiming that the law and its implementing rules are unconstitutional already and can no longer be referred to, thereby reenacting the old law. The revision to the law has been included in the national legislation program and the government is racing to complete the revision within the deadline.

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

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities

There have been a number of terrorist incidents in Indonesia in the past two decades, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and October 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009, which resulted in deaths and injuries. On January 14, 2016, several coordinated bombings and gun shootings occurred in Jalan Thamrin, a main thoroughfare in Jakarta, resulting in a number of deaths and injuries. On May 24, 2017, a bombing at a bus station in Jakarta resulted in multiple deaths and injuries. In May 2018, three churches were bombed in Surabaya, killing at least 28 people and injuring at least 50 others. On October 10, 2019, Wiranto, Indonesia's Coordinating Minister for Political, Legal and Security Affairs at that time was stabbed several times by a member of Jamaah Ansharut Daulah, an extremist group, during his visit in Java. More recently, a bombing occurred on March 28, 2021, in the Makassar Cathedral injuring more than 20 people.

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

Macro-Economic Risks

Negative changes in global, regional or Indonesian economic activity could adversely affect our business

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia's economy were the Asian economic crisis of 1997 and the global economic crisis which started in 2008. The 1997 crisis was characterized in Indonesia by, among others, currency depreciation, a significant decline in real gross domestic product, high interest rates, social unrest and extraordinary political developments. Indonesia entered a recessionary phase with relatively low levels of growth between 1999 and 2002. The rate of growth has stabilized at relatively higher levels in subsequent years, though there has been a moderate slowdown in growth from 2012 to 2016 with slight development over the following years, except in 2020, principally due to the negative impact of the COVID-19 pandemic and containment measures implemented in response to the pandemic. Indonesia’s economy started to recover moderately in 2021. All sectors experienced growth, primarily driven by government spending, production sectors, higher domestic consumption and strong export/import demand, according to the Indonesian Central Bureau of Statistics and Bank of Indonesia. The Indonesian Government raised its budget for the National Economic Recovery program in order to strengthen the economy and aid in economic development. In addition, the Government continues to have a modest fiscal deficit and a high level of sovereign debt, its foreign currency reserves are modest, the Indonesian Rupiah continues to be volatile and has poor liquidity, and the banking sector is weak and suffers from high levels of non-performing loans. Accordingly, there is no assurance that the current Indonesian economic situation would not deteriorate, which could have an adverse effect on our business, financial condition, results of operations and prospects.

While the global economic crisis that arose from the subprime mortgage crisis in the United States did not affect Indonesia's economy as severely as in 1997, it still put Indonesia's economy under pressure. The global financial markets have also experienced volatility as a result of expectations relating to monetary and interest rate policies of the United States, concerns over the debt crisis in the Eurozone, Brexit, the United States and China trade disputes, concerns over China's economic health and economic protectionism, and most recently, the ongoing outbreak of COVID-19. Uncertainty over the outcome of the Eurozone governments' financial support programs and worries about sovereign finances generally are ongoing. The economic and social impact of the COVID-19 spread, which as at the date hereof continues to disrupt the Indonesian economy, further escalation of trade and geopolitical tensions, uncertainties around the conditions of the future trade relationship between the United Kingdom and the EU after the UK ceased to be a member of the EU on January 30, 2020, and persistently weak economic data pointing to a protracted slowdown in global growth are among the possible triggers that could result in a major deterioration in financial market sentiment.

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

In Europe, the UK Government and the EU Commission announced an agreement on a EU-UK Trade and Cooperation Agreement ("TCA"). While this agreement covers a number of topics, including trade in goods and in services, digital trade, intellectual property, public procurement, aviation and road transport, energy, fisheries, social security coordination, law enforcement and judicial cooperation in criminal matters, thematic cooperation and participation in certain EU programs, there are still many unanswered questions. For instance, the TCA does not cover the specifics of the UK-EU agreement regarding financial services. In addition, the TCA is being applied on temporary basis pending the ratification of its final terms in the EU. Such uncertainties, uncertainty as to the magnitude of the expected negative impact of Brexit on the economic outlook of the UK and the Eurozone, and other expected or unexpected effects of Brexit, such as (i) the possible exit of Scotland, Wales or Northern Ireland from the UK, (ii) the possibility that other European Union member States could hold similar referendums to the one held in the UK and/or call into question their membership of the European Union, (iii) the possibility that one or more countries that adopted the Euro as their national currency might decide, in the long term, to adopt an alternative currency, or (iv) prolonged periods of uncertainty connected to these eventualities may have a negative economic impact and increase volatility in international markets. These could include greater volatility of foreign exchange and financial markets in general due to the increased uncertainty. Market and economic disruptions have affected, and may continue to affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt, among other factors. There can be no assurance that the market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not spread, nor can there be any assurance that future financial support packages will be made available or, even if provided, will be sufficient to stabilize the affected countries and markets in Europe or elsewhere.

The current COVID-19 pandemic and preventative or protective actions that governmental authorities around the world have taken to counter the effects of the pandemic, including social distancing, office and school closures, travel restrictions and the imposition of quarantines, have resulted in periods of business disruption, including prolonged disruptions to manufacturing and global supply chains as well as restrictions on business activities and the movement of people comprising a significant portion of the world’s population, and a global decrease in economic activity, including in Indonesia. Such measures, and rapid increases of severe cases and deaths where such measures fail or are lifted prematurely, may cause unprecedented economic disruption in Indonesia and elsewhere. As a result, the COVID-19 pandemic has led to uncertainty in the global economy and significant volatility in global financial markets, which may have a negative impact on global economic conditions and lead to a prolonged global economic crisis or recession. The local and global economic disruption from the COVID-19 outbreak has negatively affected individuals and Indonesian companies of all sizes, from SMEs to large corporates (a number of which are our consumers and customers) which have experienced reductions in income, sales and revenue. In 2020, Indonesia's GDP suffered a contraction by 2.07% (computed at constant market prices, based on preliminary results available as at February 2021), according to the Indonesian Central Bureau of Statistics. The consequential decrease in disposable income or available cash, together with a broad negative business sentiment could lead to weaker demand for certain of our products and services in the future. In the second quarter of 2021, Indonesia’s economy expanded by 3.3% and 7.1% on a QoQ and YoY basis respectively. For the financial year ended December 31, 2021, there was no significant negative impact on our sales revenue.

Inflationary pressures have also started to increase as the rebound in global commodity prices and weak domestic currencies have led businesses to pass on their increased input costs to consumers through higher selling prices.  For example, the price of brent crude oil has risen sharply from US$50.44 per barrel on December 29, 2020 to US$103.08 on February 28, 2022, and reached a 2022 high of US$133.18 per barrel.  This adds to the uncertain global economic outlook.

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

Historically, the Indonesian Rupiah has been subject to significant depreciation and volatility against the U.S. dollar and other foreign currencies. In particular, in 2020, the Rupiah weakened against the U.S. Dollar from Rp13,875 = US$1.00 on February 16, 2021, to Rp14,648 = US$1.00 on April 14, 2021 and weakened again at Rp14,269 = US$1.00 on December 31, 2021 (based on the middle exchange rate announced by Bank Indonesia), due, among other factors, to the impact of the COVID-19 outbreak on the Indonesian economy. In 2021, the Rupiah remained stable against U.S. dollar due to, among other factors, favourable coal prices and surging demand from other countries including China. Although this energy demand is likely to continue, there is no assurance that the Indonesian Rupiah will not start to soften again due to other factors.

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

Rapid and excessive increases in levels of inflation and interest rates in Indonesia could adversely affect the Bank’s financial condition and results of operations

Interest rates are affected by the inflation rate. Historically, Indonesia has experienced periods of high inflation. Although the inflation rate in 2021 was low, primarily due to the impact of the COVID-19 pandemic, there can be no assurance that inflation rate will not revert to higher levels in the future. If inflation causes interest rates to increase significantly and results in a rapid increase in benchmark rates, it could have an adverse effect on Indonesia’s economy, business climate and consumer confidence. As a result, a high inflation rate in Indonesia could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could adversely affect our business

As of the date of this annual report on Form 20-F, Indonesia's sovereign foreign currency long-term debt was rated "Baa2" with maintain stable outlook by Moody's, "BBB" with negative outlook by Standard & Poor's and "BBB" with stable outlook by Fitch. Indonesia's short-term foreign currency debt is rated "A-2" by Standard & Poor's and "F2" by Fitch.

These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due. We can give no assurance that Moody's, Standard & Poor's, Fitch or any other statistical rating organization will not change or downgrade the credit ratings of Indonesia or Indonesian companies. In particular, the credit ratings of Indonesia or Indonesian companies, have been and may be further downgraded due to the effects of the current COVID-19 pandemic. On April 22, 2021, Standard & Poor’s affirmed Indonesia’s foreign currency long-term debt rating of “BBB” but revised the outlook from stable to negative. Considering the rapidly changing implications of the spread of COVID-19, it is difficult to assess the full nature and extent of the impact that the outbreak will have on such credit ratings. Any such downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating rate Rupiah-denominated debt would also likely increase. Such events could materially and adversely affect our business, financial condition, results of operations, prospects and/or the market price of our securities.

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

For example, on September 2, 2009, an earthquake in West Java caused damage to our assets. On September 30, 2009, an earthquake in West Sumatra disrupted the provision of telecommunications services in several locations and caused severe damage to our assets. In June 2016, underwater volcanic activity caused disturbances to submarine fiber optic cable, causing disruption in services and loss of revenue. On August 5, 2018, a large earthquake hit Lombok and on September 28, 2018, a large earthquake triggered a tsunami which impacted Central Sulawesi, both of which caused operational disruptions and damage to our assets. In January 2020, landslides and floods triggered by torrential downpours in and around Jakarta, Bekasi and Bogor resulted in approximately 50 deaths and 400,000 displaced. Floodwater reached up to six meters in certain areas, making it the worst rainfall in over a decade. The extreme weather also submerged at least 169 neighborhoods. The landslides and floods caused damage to our civil mechanical and electrical equipment, production equipment, and buildings. This resulted in the congestion of data traffic when transferring data to our backup network and therefore, several hours of service disruption at various automatic telephone center (Sentral Telepon Otomat or "STO"). The estimated loss from the damages caused by the landslides and floods is Rp36.2 billion, out of which we had to bear approximately Rp2.0 billion after taking into account reimbursements obtained from insurance companies. There were also incidents of floods, weak tornados (puting beliung) and landslides in various regions in Indonesia between January and April 2021. On December 6, 2021, Mount Semeru, an active volcano, erupted and cut the telecommunications cable network (backbone) of cellular operators, Telkom was required to reroute traffic to maintain telecommunication services in the area. Given the geography of Indonesia, we are highly reliant on the use of submarine cables to provide services across the Indonesian archipelago. These submarine cables may be damaged by volcanic activity or friction with the ocean floor caused by earthquake tremors or otherwise, which may disrupt our ability to provide services to customers.

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

We may be affected by uncertainty in the delineation of the respective prerogatives and responsibilities of, and the balance of power between local governments and the central government in Indonesia

Since 1999, various laws and regulations regarding fiscal decentralization, devolution of power to local governments and regional autonomy, among others, were implemented, amended, revoked or replaced. As at the date hereof, there is uncertainty in respect of the respective prerogatives and responsibilities, and the balance of power between the local and the central governments regarding several subject matters. Those include procedures for renewing licenses and approvals, and monitoring compliance with environmental regulations. In addition, local authorities have sought to levy additional taxes or obtain new contributions, from time to time. There can be no assurance that such uncertainty will dissipate or that our business, financial condition, results of operations and prospects will not be adversely affected by dual compliance obligations and further uncertainty as to legality to levy new taxes by certain authorities or the ability of such authorities to promulgate other regulations affecting our business.

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

Our financial results are reported to the OJK in conformity with IFAS, which differs in certain respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS

In accordance with the regulations of the OJK and the Indonesia Stock Exchange ("IDX"), we are required to report our financial results to the OJK in conformity with IFAS. We have provided the OJK with our financial results for the year ended December 31, 2021 on April 18, 2022. We furnished such financial results to the SEC on Form 6-K dated April 19, 2022, which contains our Consolidated Financial Statements as of and for the year ended December 31, 2021, and prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Based on IFAS financial statements, our profit for the year attributable to owners of the parent company would be Rp20,804 billion in 2020 and Rp24,760 billion in 2021 and our net income per share would be Rp210.01 in 2020 and Rp249.94 in 2021. For 2020, dividends declared per share were Rp168.01 and dividends declared per ADS were Rp16,801. The dividend for 2021 will be decided at the 2022 AGMS, scheduled on May 27, 2022.

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

ITEM 4.              INFORMATION ON THE COMPANY

A.                         HISTORY AND DEVELOPMENT OF THE COMPANY

Profile of Telkom Indonesia

Telkom is the largest telecommunications company in Indonesia, in terms of revenue and number of subscribers, providing fixed and mobile telecommunications services and solutions and ancillary services. We are innovative and continue to strengthen and optimize our portfolio businesses, services and solutions by creating strategic programs that maximize synergies and active portfolio management. Our long-term vision, which reflects our existential purpose in building Indonesia as a more prosperous and competitive nation as well as delivering the best value to our stakeholders, is to be the most preferred digital telecommunications company that provides the society with the virtuous communication and information services for their empowerment. In achieving this vision, we define 3 (three) missions that cover many aspects in empowering the society, which are to rapidly build sustainable digital infrastructure and smart platforms that are affordable and accessible to all, to nurture best-in-class digital talents to help develop Indonesia's digital capabilities and increase the adoption of digital technology and services, as well as to orchestrate a comprehensive digital ecosystem to deliver superior customer experience.

In order to achieve our vision and missions, we continue to work to transform key aspects of our business: technology, organization, operation, people, and culture.

Company Name	:	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.
Abbreviated Name	:	PT Telkom Indonesia (Persero) Tbk.

Commercial Name	:	Telkom
Line of Business	:	Telecommunications and informatics networks and services
Tax Identification Number	:	01.000.013.1-093.000
Business Identification Number	:	9120304490415
Business License	:	0029/IUP-UB/X/2017/DPMPTSP
Domicile	:	Bandung, West Java
Address	:	Jl. Japati No. 1, Bandung 40133, Indonesia
Telephone	:	+62-22-4521404
Facsimile	:	+62-22-7206757
Call Center	:	+62-21-147
Website	:	www.telkom.co.id The information found on our website does not form part of this Form 20-F and is not incorporated by reference herein
E-mail	:	corporate_comm@telkom.co.id; investor@telkom.co.id
Ratings	:	International Ratings: "Baa1 (Stable)" by Moody's, "BBB (Stable)" by Fitch, and "A" by MSCI ESG rating for 2021 Domestic Rating: "idAAA" by Pefindo for 2021
Date of Legal Establishment	:	November 19, 1991
Legal Basis of Establishment	:

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

–   387 Plasa Telkom outlets

–   10 Global Offices in Australia, Hong Kong, Malaysia, Myanmar, New Zealand, Singapore, Taiwan, Timor Leste, Dubai, and the United States

–   18 International GraPARI centers across Hong Kong, Taiwan, and Timor Leste

–   396 GraPARI centers in Indonesia (including 9 GraPARI Telkom Group in Medan, Pematang Siantar, Pangkal Pinang, Palembang, Tangerang, Jakarta, Bandung, Surabaya, and Sorong)

–   174 GraPARI mobile units

–   750 IndiHome sales car units

Other Information	:

–  Public Accountant

KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) (PCAOB ID 1381)

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

1999

We launched the Telkom-1 satellite. This satellite was de-orbited when it reached the end of its operational life.

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

2005

We launched the Telkom-2 satellite. This satellite was de-orbited when it reached the end of its operational life.

2009

We underwent a transformation from an information telecommunications company to become a Telecommunication, Information, Media and Edutainment ("TIME") company. Our new image was introduced to the public with a new corporate logo and the slogan of "the world in your hand."

2010

We completed the JaKaLaDeMa submarine fiber optic cable project in April 2010 which connected Java, Kalimantan, Sulawesi, Denpasar, and Mataram.

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

In December 2018, we completed the construction of the Indonesia Global Gateway (IGG) submarine cable, which connects two major submarine cable systems: the Southeast Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) and the Southeast Asia- United States (SEA-US) Submarine Cable Systems.

2019

We sold 654,804 shares, representing 67.0% of PT Jalin Pembayaran Nusantara ("Jalin") to PT Danareksa (Persero), a state-owned enterprise, for the value of Rp394,569,700,000.00. As at the date hereof, we hold 33.0% interest in Jalin.

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

In November 2020, Telkomsel entered into a new collaboration with, and made a US$150 million investment in PT Aplikasi Karya Anak Bangsa (Gojek) (now known as PT GoTo Gojek Tokopedia (“GoTo”).

2021

Telkomsel officially launched 5G services on May 27, 2021, cementing its position as the first cellular operator to offer 5G in Indonesia. Telkomsel also refreshed its brand identity, followed by product simplification. In May 2021, Telkomsel made an additional investment of US$300 million in GoTo. Telkom continued to build synergies and collaborations with digital and technology companies through an MoU with Microsoft in August 2021. In August 2021, Telkomsel entered into a deed of transfer and acquisition agreement with Mitratel for the transfer of its 4,000 telecommunications towers across Indonesia to Mitratel.

Telkom's venture capital arm, MDI, continued its investments into promising technologies and companies. MDI has invested in more than 50 startups in 12 countries, focusing on investment in several strategic sectors.

Telkom continues to build data center and cloud capacity. In addition to the 26 data centers that we already have, we are in the process of developing a new site for a data center namely a Hyperscale Data Center certified as tier 3 and 4 with a total area of 65,000 m2 near Jakarta. Our Hyperscale Data Center will be completed in stages, and the first stage is expected to be completed by the first half of 2022 with a capacity of 22.5 MW. At the final stage, our Hyperscale Data Center will have total capacity around 75 MW.

IndiHome continues to be our engine of growth during 2021 with 585,000 new subscribers.

Mitratel, our subsidiary, successfully conducted an Initial Public Offering on November 22, 2021. Mitratel received new funds of around Rp18,463 billion to support its organic and inorganic business expansion.

Telkom believes sustainability initiatives are important to ensure that all stakeholders achieve benefits from the economic, social, and environmental ("ESG") goals. Telkom's concern for ESG is also motivated by the belief in the importance of paying attention to every aspect, for example, ecological aspects such as climate change due to economic activities, social impacts of company activities, and corporate governance practices. MSCI ESG researched and upgraded Telkom's rating to 'A' from 'BBB’.

B.	BUSINESS OVERVIEW

Strategy

As the largest telecommunications company in Indonesia, we intend to become the preferred digital telecommunications company in Indonesia that contributes to the prosperity and competitiveness of Indonesia while creating and delivering value to our stakeholders. We intend to rapidly build sustainable digital infrastructure and smart platforms that will be competitively priced, affordable, and accessible to a wide range of customers. We also nurture best-in-class digital talents who will contribute to the development of Indonesia's digital capabilities and increase the penetration of digital technologies and services, as well as improve our customers' experience through the development of a comprehensive digital ecosystem.

We seek to understand and anticipate customers' needs to deliver the best customer experience and exceed our customers' expectations by facilitating customers' interactions with us, including through digital interfaces (for the purchase of products and service, making payments, submitting change requests or complaints for instance). Such digital interactions are supported by digitized processes to expedite internal collaborations and focus on maximizing customer’s digital experience. We also maximize our engagement with each segment of customers through our specific customer relationship management called Customer Facing Units (CFUs) that consist of CFU Mobile, CFU Consumer, CFU Enterprise, CFU Wholesale & International Business, and CFU Digital Service. We aim to become more agile as an organization and foster a digital culture, for instance by eliminating manual processes, encouraging a start-up model and work methods, optimizing business processes to facilitate faster development of products and services in accordance with customers' needs and expectations, shorten time-to-market, allocate resources more efficiently, and encourage and nurture digital talents sourced internally or externally. This enables us to maintain or improve our cost competitiveness while focusing on operational excellence to deliver quality products and services to our customers.

We have been strengthening our digital capabilities and intend to further expand our leadership in connectivity-driven business and provide end-to-end digital experience to our customers. We have been enhancing our digital connectivity offering to businesses, invested in our digital platform, and diversified our digital service offering as we pursue maximizing value to our customers and stakeholders through cash flow optimization, value creation and the enhancement of synergies. To that end, we have been expanding the backbone network infrastructure and broadband network access throughout Indonesia and expanded and improved our offering of digital services. For instance, in the mobile segment, we have developed digital advertising, mobile banking and financial services and the IoT and analytics businesses, in addition to digital lifestyle services that focus on providing cellular technology-based entertainment experiences such as music, video streaming, games, and other value-added mobile service platforms. In the Enterprise segment, we provide end-to-end digital solutions for corporate customers, small and medium business, and government institutions that require digital connectivity, IT services, data center and cloud, business process outsourcing, and other support solutions. In the Consumer segment, we offer more high-speed internet package options, TV/Video channels, games, and improved the monetization of digital inventory for digital advertising. In the Wholesale and International Business segment, we provide wholesale telecommunication hub, internet exchange for OTT players, and digital connectivity including data centers for service providers and digital players, both domestically and globally.

We also engage in inorganic growth to enhance our digital capabilities and strengthen our digital services ecosystem, through acquisitions and collaborations or partnerships with other parties who have superior digital capabilities. For instance, between 2019 to 2021, our subsidiary Mitratel acquired equity interests in PT Persada Sokka Tama (resulting in PT Persada Sokka Tama becoming a wholly-owned subsidiary of Mitratel in the first quarter of 2021) and acquired 2,100 telecommunications towers from PT Indosat Tbk in Indonesia in 2019, Mitratel entered into a conditional sale and purchase agreement with Telkomsel for the acquisition of 6,050 telecommunications towers, 1,911 of which were transferred to Mitratel on October 20, 2020 with the remaining balance (4,139 of towers) transferred on February 26, 2021. Moreover, Mitratel acquired 4,000 telecommunications towers from Telkomsel pursuant to a deed of transfer and acquisition agreement with Telkomsel dated August 31, 2021. With those acquisitions, we seek to continue to consolidate and strengthen our telecommunications tower network throughout Indonesia. Furthermore, we continue to strengthen our digital ecosystem. In 2020, we entered into a strategic partnership with PT GoTo Gojek Tokopedia (“GoTo”), previously known as PT Aplikasi Karya Anak Bangsa (Gojek). On May 18, 2021, Telkomsel entered the Shares Subscription Agreement to subscribe to the converted 29,708 GoTo shares amounted to US$150 million (equivalent to Rp2,110 billion) and exercised the call option to acquire an additional 59,417 GoTo shares amounted to US$300 million (equivalent to Rp4,290 billion). We expect this strategic partnership will allow us to provide users and the community with better services and innovative solutions through the development of an inclusive and sustainable digital ecosystem. In addition, we also expect this collaboration could help to accelerate the digital transformation in Indonesia. While we expand and diversify our businesses, we intend to maintain our high corporate governance standards and enhance our risk management and compliance functions.

In pursuing our objective to create corporate value, we implement principles of good governance and guidelines and initiatives to achieve sustainable growth. There are five main components in our sustainability initiatives that we implement to achieve such sustainable growth:

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

Business Portfolios

Our business portfolios are organized through business lines that can be categorized into three digital domains: digital connectivity, digital platform and digital service, along with our legacy services comprising voice and SMS services. Our product portfolios are operated under the following five key segments to create, enhance, and deliver value to our customers:

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

The following is a brief overview of our product portfolios:

1. Mobile Segment

Our mobile segment portfolio comprises mobile voice, SMS, mobile data services, and mobile digital services. We provide mobile and cellular communications services with GSM, 3G, 4G/LTE and 5G technology through our subsidiary, Telkomsel. Mobile services (including mobile data services) remained the largest contributor to our consolidated revenues in 2021.

Our prepaid services, used by 95.9% of our cellular subscribers as of December 31, 2021, are marketed under the brands Telkomsel Prabayar, which we introduced in 2021, and by.U, which we introduced in 2019. Telkomsel introduced its new identity and logo in June 2021, which featured a lightning bolt to signify the move to digital and include the integration of multiple products and services under Prabayar to improve convenience, comfort and experience. Our postpaid mobile services, used by 4.1% of our cellular subscribers as of December 31, 2021, are marketed under the brand Telkomsel Halo.

Our total cellular subscriber base increased by 3.8% or 6.4 million additional subscribers, from 169.5 million subscribers (comprising 163.0 million prepaid subscribers and 6.5 million postpaid subscribers) as of December 31, 2020, to 176.0 million subscribers (comprising 168.8 million prepaid subscribers and 7.2 million postpaid subscribers), as of December 31, 2021. The increase in our total cellular subscriber base was primarily due to the simplification of our product choices and offering them at attractive prices which resulted in a compelling offering, while at the same time strengthening and expanding our market leading network. In addition, we were and are still subject to intense competition in our industry.

Our mobile broadband services for all of our customers are supported by 5G/4G/LTE/HSDPA/3G/EDGE/GPRS technology. As of December 31, 2021, we had 120.5 million Telkomsel data users, compared to 115.9 million data users as of December 31, 2020, an increase of 3.9%, or 4.6 million additional data users. This increase primarily resulted from expanding Telkomsel’s Digital Services portfolio including adoption of Digital Lifestyle to complement connectivity while capturing growth opportunities through our new strategic digital initiatives aimed at securing our long-term growth and at the same time building differentiation in our products from our competitors and providing value-added benefits to customers. We took initiatives to increase our competitiveness and retain existing customers or acquire new customers with better-priced products with added value to customers and increased network capacity. In 2021, we introduced our Unlimited Program, which used data to provide a more personalized experience to our customer, and our “more for more” package that bundled more products for a higher but attractive price. In addition, we continue to explore opportunities for digitalization to meet customers' needs, increase connectivity and identify new sources of growth. We have expanded our product portfolio to offer services related to health-tech, edu-tech, gaming, video contents, fintech and services to support the B2B segment.

In addition to our digital connectivity business, we established several digital service offerings within our mobile segment with a specific focus on financial services, video on demand, music, gaming, advertising and IoT. Our mobile segment comprises a financial payment platform, T-Cash, that pioneered digital payment when it started in 2007. In 2019, T-Cash became LinkAja under PT Fintek Karya Nusantara ("Finarya"). As at the date hereof, Telkomsel owns a 24.27% equity interest in Finarya. We also offer video content on demand under MAXstream, a one-stop video portal that aggregates Over The Top video applications, linear channels, Video On Demand and other original content bundled with broadband data packages. We provide music and gaming services that offer a mobile entertainment experience by targeting various consumer segments and leveraging Telkomsel's trusted billing system. We have applications for music (e.g., Langit Musik) and Telkomsel Dunia Games, which provides a complete gaming ecosystem combining media contents, distribution, payment facilities, e-sport and game publishing. We launched online games and started developing gaming communities to expand our customer experience in that area. With the rapidly evolving customer needs and the transformation taking place in the society, Telkomsel committed to enhancing our product offerings and digital capabilities to go beyond connectivity while accelerating and expanding our current digital ecosystem, to continue to focus on customer needs and long-term growth supported by network quality. This initiative includes enriching digital service related to video and games content, augmented the functionalities of by.U (a fully digital prepaid product), developing Telkomsel Orbit (home wireless internet service as an effort to leverage strong network capacity) and rehaul MyTelkomsel app and Telkomsel.com to improve their value proposition.

Following Telkomsel’s investment in GoTo in November 2020 and May 2021, the two companies have strengthened their strategic partnership initiatives to provide users with new benefits and also help to accelerate the digitization of micro, small and medium enterprises (MSMEs). We believe this partnership with a premier and innovative technology company such as GoTo will be transformative for Telkomsel and help Telkomsel achieve its goal to become a truly digital telecommunications company. GoTo has already developed a complete and well-recognized digital ecosystem for users, drivers and merchants. Our partnership with GoTo is multi-faceted. We intend to jointly promote products and services such as SIM card promotions and advertising packages, and carry out co-branding activities to better service our respective customers and expand our addressable markets. For instance, we have offered data packages and discounts designed for GoTo drivers. We also collaborate with GoTo to better understand consumption habits and the behaviors of users and customers to improve our products and solutions offerings. Following this investment, the two companies have strengthening strategic partnership initiatives to provide users with new benefits and also helped to accelerate the digitization of micro, small and medium enterprises (MSMEs). These initiatives include collaboration on initiatives to increase the number of Telkomsel users within the GoTo ecosystem, easy onboarding for GoTo’s MSME partners to become Telkomsel reseller partners, convenient access to Telkomsel’s outlets and resellers via GoShop and improving customer experience in carrying out GoTo services with Number Masking feature from Telkomsel’s Enterprise solutions. We expect Telkomsel will further diversify its product offering and increase data revenue, expand its total addressable market, achieve higher data penetration, reduce customer churn and consolidate its leadership position thanks to the opportunities this partnership will create.

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

Telkomsel officially launched 5G service in May 2021, becoming the first cellular operator to offer 5G in Indonesia. Initially, 5G will be available at selected points across nine cities (Jakarta, Surabaya, Makassar, Denpasar, Batam, Medan, Solo, Balikpapan and Bandung) as part of our strategy to roll out 5G through a demand-based approach for B2C and B2B. Telkomsel intends to maximize the use of 5G to transform lives and publicize the advantages of the 5G network to further encourage the growth of digital connectivity, digital platforms and digital services in Indonesia as well as the development of future technology solutions such as artificial intelligence, cloud computing and the Internet of Things with investment already included in its roadmap plan, which will be executed in stages based on several considerations including maturity of the ecosystem.

2. Consumer Segment

Our consumer segment portfolio comprises fixed voice, fixed broadband services, and IPTV including consumer digital services. It is marketed under the retail brand "IndiHome," a product that allows customers to choose one or more of such services.

The need for connectivity continues to increase while the price of connectivity services continues to decrease from year to year. To address this trend, we continue to implement cost efficiencies and offer our "more for less" program, by positioning IndiHome as a Windows of Entertainment to provide customers with more exciting benefits, at a competitive price through bundling service. These services consisted of broadband internet, fixed wireline phone and interactive TV services. We have offered a one-stop-entertainment solution by bundling selected OTT services such as Disney Hotstar, MOLA TV, Vidio, WeTV iflix, CATCHPLAY and UseeTV Go which are more worth than a la carte subscription. Considering challenges faced by our customers and the public during the COVID-19 outbreak, we have also launched specifically-designed packages to assist people who had or still have to study or learn from home or involved in distance learning activities ("Paket Khusus Pelajar, Pengajar, dan Jurnalis" packages). We have also provided special packages for places of worship to support their online activities during the COVID-19 pandemic.

In addition, we continue to develop products and technologies to meet our customers' aspirations and needs. In 2021, we expanded GameQoo, our cloud gaming service, to become available nationwide for our customers. We also improved its quality of service to deliver a better customer experience. We partnered and provided new VOD & OTT services such as Disney+ Hotstar, Viu, Lionsgate, etc. We improved our music and Karaoke service in STB, enhanced our smart home products with new capabilities, and expanded our customers' ability to upgrade their internet speed.

Our IPTV service, IndiHome TV, is bundled within our IndiHome service offering, delivered via Android TV box devices enriched by the Google Ecosystem. Our IPTV service include linear TV channels, TV-on-demand, video-on-demand (VOD), and is extended to add OTT service with the UseeTV Go application and UseeTV.com website for enjoying multiscreen and access to TV anywhere. We continue to enrich the variety of our IndiHome TV channels with new high-definition channels such as HITS, HITS Movies, TLC, Paramount, Techstorm, Horizon Sports, My Cinema, My Cinema Asia, My Family, and our very own kids’ channel, IndiKids, one of our 8 in-house channels, along with premium programs such as Liga 1, BWF, Coppa Italia, and Intimate Concert. IndiHome TV Channel delivers 233 channels (149 SD Channels, 79 HD Channels and 5 Dolby Channels).

Although all Pay TV across Southeast Asia were impacted by the discontinuation of Disney Group’s channels, IndiHome maintain best customer experience by delivering Disney group contents for our customers through Disney+ Hotstar OTT app on any screens including our Android TV Set Top Boxes. In addition, we offer new premium OTT apps such as Lionsgate Play, a large production studio and content provider of Hollywood movies, Viu, leading OTT provider for Asia contents, and Vision+, reputable content provider especially in local drama. Along with current OTT service such as Catchplay+, Mola, Vidio, WeTV Iflix & UseeTV Go, IndiHome TV deliver 9 OTT services while enriching IndiHome as "Window of Entertainment".

As of December 31, 2021, we had approximately 8.6 million fixed broadband IndiHome customers and we estimate this represented approximately 80.2% of the market share of fixed broadband customers in Indonesia.

We also offer wifi.id services to our IndiHome customers, an add-on service which allows such customers to enjoy unlimited internet access at all wifi.id access points in Indonesia. Wifi.id stands for Indonesia Wi-Fi, our wireless public internet network that provides user facilities to enjoy high-speed internet services and various other multimedia services.

3. Enterprise Segment

Our enterprise segment comprises mainly ICT and platform services that cover enterprise-grade connectivity services, satellite services, data center and cloud, digital IT services, business process outsourcing, device and digital adjacent services.

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

To address the significant increase in demand, we continue to enhance our data center facilities and cloud services. Our offering includes the providing of enterprise data center, collocation, hosting, disaster recovery centers, managed operation, data center consulting, and various cloud services such as private cloud, hybrid cloud and public cloud. In 2020, we launched Flou Cloud, cloud services designed to support their transition towards digitalization of Indonesian startups, small and medium businesses, companies and government agencies. Cloud services offered include cloud computing services, data storage and management, network services, data protection and access to databases. In 2021, we focused on professional services for the financial, manufacturing, government and communications sectors as we expect these segments to experience significant growth. We used our own resources and partnered with global players cloud players to provide these sectors with professional cloud management and cloud advisory services.

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

In 2021, we prioritized providing ICT business to business and industry solutions for verticle industries such as logistics, healthcare, education, government, financial services and insurance, agriculture, mining and other industries. We develop customized solutions that address the unique characteristics of each such industry. Our approach treats ICT services and industrial solutions as horizontal platforms consisting of IoT, data center and cloud, big data, cybersecurity, and payments.

4. Wholesale and International Segment

Our wholesale and international business segment includes wholesale telecommunications carrier services business, tower business, infrastructure services business, and international business.

The telecommunications carrier services we offer comprise primarily network services, data and internet, as well as interconnection services, value added services, voice-hubbing, A2P SMS, data centers, platforms, and solutions. We earn revenue from interconnection services from other telecommunications operators which utilize our network and infrastructure in Indonesia, both for calls that terminate at or transit via our network. Similarly, we also pay interconnection fees to other telecommunications operators when we use their networks to connect a call from our customers. Interconnection services that we provide to other telecommunications operators comprise domestic and international interconnection services. With regards to our tower business, we lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. As of December 31, 2021, we have approximately 36,761 towers, comprising approximately 28,206 towers owned by Mitratel, approximately 555 towers owned by Telkom (PAK), and approximately 8,000 towers owned by Telkomsel. We aim to consistently expand our tower business, as we believe this is a strategic business in the telecommunications industry and intend to increase our tower rental revenues. We also seek to improve our operation and maintenance efficiency by digitizing our internal business processes.

In October 2020, Mitratel entered into a conditional sale and purchase agreement for the acquisition of 6,050 towers from Telkomsel, 1,911 of which were transferred to Mitratel in October 2020 and 4,139 of which were transferred in February 2021. In February 2021, Mitratel acquired a 5% equity interest in PT Persada Sokka Tama (which therefore became a wholly-owned subsidiary of Mitratel as a result of such transaction). In August 2, 2021, Mitratel entered into a principal agreement in connection with the investment of the tower 798 Telkom’s tower. In September 2021, Telkomsel and Mitratel again entered into a telecommunication tower ownership agreement, which was marked by the agreement of the two companies to buy and sell telecommunication towers (SPA) for 4,000 telecommunication tower units.

We provide managed infrastructure and network services by performing network construction and maintenance including laying and maintaining submarine cable, and energy solutions for telecommunications infrastructure ecosystems. We accomplish this through leveraging existing business in our portfolio and developing in-house capabilities and innovative solutions. As part of our infrastructure portfolio, we have developed energy management solutions. As such, we completed the delivery and installation of diesel power plants in the Kalimantan and Sulawesi regions in 2017; after completion of this project, we were engaged by a State-Owned Enterprise to manage the maintenance of the diesel engines we had delivered and installed in Sulawesi, Kalimantan and other eastern regions of Indonesia up to 2022. The construction of the Southeast Asia-United States (SEA-US) submarine fiber cable was completed in 2018 connecting Manado, Indonesia to California and the IGG submarine fiber cable, which has enhanced connectivity among major cities in Indonesia while directly connecting Indonesia to Southeast Asia, the Middle East, Western Europe and the United States. We expect further deployment of submarine-fiber cables in the future.

Globally, Telecommunications tower providers are optimizing value creation considering different growth opportunities in their ambition. They are shifting from being a basic tower company providing interconnection to an infrastructure company providing a broad range of support including fiber optic services and upgrading equipment to provide mini-data centers to customers. The increase in data usage and high bandwidth applications makes it necessary to compute and store close to customer’s premises and set up edge computing on tower sites. By deploying micro data centers close to the network edge may provide business opportunities to telecommunications tower providers to enable ultra-reliable low latency communication in 5G services. Demand for and reliance on edge computing technology is also expected to increase with the emergence and development of high throughput and low latency applications such as high-speed video services, augmented reality and virtual reality applications, autonomous driving and other communication applications. We expect the future deployment of 5G technology will also provide growth opportunities to our wholesale segment. The deployment of 5G technology in Indonesia is subject to various factors and conditions but we intend to pioneer such deployment in a cost-efficient and phased approach to offer 5G wholesale services in Indonesia.

In addition, in 2021, we noticed an increase in demand for our A2P SMS services in response to changes in consumption habits caused by the COVID-19 outbreak and measures implemented by the Government and private sector players in response to the outbreak. During the pandemic, large-scale social restrictions (Pembatasan Sosial Berskala Besar ("PSBB")) such as restrictions on travel and social activities, health and safety measures implemented by companies and also customers' personal preferences caused an increase in customers' digital activities from home, such as work-from-home or study-from-home. Most of such activities conducted virtually from home reflected a change in lifestyle that led to increased consumption of mobile applications (games, social media, online shopping, access to online services, e-commerce platforms, use of digital video and music platforms, for instance). The use of such applications, which often require notifications and authentication of users, resulted in increased use of our A2P SMS services.

In 2021, we consolidated and expanded our data center capabilities, offering cloud services and marketplace services. Our subsidiary, PT Telekomunikasi Indonesia Internasional (“Telin”) continues to manage data center expansion in overseas located in Hong Kong and Singapore. Telin also developed its NeuAPIX cloud-based CPaaS services to provide small, medium and large companies and business owners with omni-channel communication features (bots and live chats, real-time voice capabilities, SMS, emails, video calls and messaging services such as Line or Facebook messenger). Telin also offers NeuTrafiX, a web-based public exchange platform for connecting buyers and sellers easily and transparently for wholesale voice, SMS and virtual numbers trading.

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

● Myanmar, through a branch office, where we provide IP transit services and dedicated internet access; and

● New Zealand, through Contact Centres New Zealand Limited ("OneContact"), where we provide business process outsourcing services.

We regularly assess the overseas operations, their profitability, prospects and strategic positioning in order to optimize our portfolio structure. We may make further investments or divest existing investments from time to time based on such assessments. In Indonesia, we continue to monitor the potential further consolidation in the telecommunications tower business.

As of the date hereof, the COVID-19 outbreak did not have any material impact on the number of our wholesale customers. A number of our customers' projects were postponed in 2021 but nonetheless started before the end of 2021 and through strong group and stakeholder collaboration such delays did not have any significant impact on our business and results of operations for 2021.

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

Our smart platform business line consists of digital advertising, intelligent applications, big data, IoT, and financial services. Our financial services offering focuses on creating a digital financial ecosystem by offering digital payment solutions. For example, LinkAja (formerly known as T-CASH) is an electronic money service provided by Telkomsel, that provides a digital solution that enables Telkomsel consumers to perform banking activities in a safe, easy and simple manner. With LinkAja, activities such as paying bills, transferring funds, and making online and offline retail payments can be done easily on our consumers' smartphones and/or feature phones. In January 2018, we acquired a 30% equity interest in Cellum, a financial technology company which provides a digital wallet platform to strengthen our financial technology capability. On February 22, 2019, T-CASH changed its brand name to LinkAja after Telkomsel entered into a non-cash share subscription for shares in Finarya. The comprehensive financial services offered by LinkAja are expected to further accelerate financial inclusion and foster the development of a cashless society as envisioned by the Government in its Non-Cash National Movement Program. As at the date hereof, Telkomsel owns a 24.27% equity interest in Finarya investment and strategic partnership with GoTo will also allow us to expand our digital ecosystem, benefit from co-branding and joint promotional activities and bring us closer to customers of digital services.

Telkomsel established PT Telkomsel Ekosistem Digital (INDICO) as a holding company that will oversee several subsidiaries from Telkomsel's emerging vertical business portfolio in the digital sector and optimize the synergy among the superior asset ecosystem owned by Telkomsel. Telkomsel believes this will ensures the sustainability of its transformation roadmap as the leading digital telecommunications company in Indonesia. It is determined to expand the company's digital business portfolio and build an inclusive and sustainable digital ecosystem by implementing Telkomsel's digital trifecta; Digital Connectivity, Digital Platform, and Digital Services. Encouraging its development in the first wave, INDICO will focus on three digital industry sectors, namely edu-tech, health-tech, and gaming. The three business lines are considered to have great potential to drive the national digital economy and will be part of Telkomsel's emerging digital business portfolio, which it believe will provide an opportunity in the future to further grow its business.

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

We also operate an ad exchange platform that brings publishers, advertisers, and agencies together to be able to carry out digital advertising activities effectively and efficiently by linking buyers to sellers in one advertisement marketplace. Our digital advertising services provides digital advertising media solutions, integrated with our advertisement exchange platform called TADEX, that brings publishers, advertisers, and agencies together to be able to carry out digital advertising activities effectively and efficiently by linking buyers to sellers in one advertisement marketplace. We also deliver services such as digital advertising agency, integrated digital media, and big data analytics.

Our digital content portfolio comprises music and gaming. We manage our digital content portfolio across the Group and also manage the relevant value chains which mainly consists of sourcing content, providing the content platform, dealing with payments and marketing. Our digital content portfolio focuses on providing consumers with a mobile entertainment experience. It targets different consumer segments and leverages Telkomsel's trusted billing system to facilitate transactions. It offers applications for music (e.g., Langit Musik and an application for ring back tones) and GameMax, which combines game content data for several games and game vouchers. We launched online games and started developing gaming communities to expand our customer experience in that area in 2019 and we further developed this type of offering in 2020 with the publication of new games and a team specifically dedicated to developing this business. In 2021, our e-Commerce business focused on B2B e-commerce opportunities through Pasar Digital (PaDi) UMKM in collaboration with the Ministry of State-Owned Enterprises to expand the business and micro, small and medium enterprises (MSME) ecosystem in accordance with our digitization program. We also have Xooply which provides a B2B marketplace to our clients beyond Indonesian State-Owned Enterprises. Both services supported transactions between our Enterprise segment and MSME Indonesian suppliers and enabled us to increase the number of merchants and customers on our platform which we believe contributed to the resilience of the local supply chains during the continuing COVID-19 pandemic.

Property Management

Consistent with our Company's strategy to accelerate digital ecosystem creation, we prioritize increasing network-related building and equipment asset utilization that focuses on expanding our digital capacity and constructing data centers on data intensive areas while leveraging our sizeable property asset portfolio in markets with lower data usage through external partnerships and collaborations. In addition, we also continue delivering efficient space allocation for our legacy network equipment and enjoyable office experience for our employees. We execute this leveraging initiatives and space reconditioning through our subsidiary, PT Graha Sarana Duta ("Telkom Property"), which offers services such as property development (planning, development, and construction of property area), property leasing (property rent and leasing), property facilities (business line engaged in retail and leasing, transportation management system) and property management (building management, mall, apartment, and security services). These services contribute to the increase of our property asset utilization and diversification of our digital ecosystem.

During 2021, we continued to focus on buildings and space conversions into data centers to accelerate services and products digitalization within areas of high traffic. Our property leveraging efforts, however, had to be put on hold in the middle of 2021, especially during the peak of the Delta variant surge and with respect to recurring social activities restrictions imposed by the Government. During these times, we turned our attention to revitalizing our aging building and office spaces to better reflect and physical facade as a digital company. Our leveraging projects recovered slightly after the start of the fourth quarter of 2021, as we continued to adapt our properties to support the digital business ecosystem by delivering e-commerce co-warehousing and fulfillment center collaboration and cloud kitchen facilities partnerships. We also commercialized a standalone restaurant branch in cooperation with a global fast-food chain which is expected to increase our property value and a generate new revenue stream. Moreover, we are currently in the process of modernizing our building management by digitalizing its processes and visitor access administration.

In addition to leveraging our idle properties through partnerships as described above, we incorporate our digital competence and product solutions into our offerings. For example, we provide network connectivity or internet access to our tenants or their customers as additional amenities. These digital features contribute to the increased value of our asset offerings and help to diversify our digital ecosystem. We also create partnerships with digital workplace enterprises through a co-working space business initiative. Aside from generating income from our property business, our property management business also serves internal customers by providing efficient space allocation for our network equipment and an enjoyable work environment for our employees, partners, and subsidiaries, which fall under our "group synergy projects." Such property assets come in the form of buildings that function as our network nodes, sales points, customer service centers, headquarter or branch offices, other businesses, functions, and land banks. Our goals for these projects are to achieve economies of scale and cost efficiency.

Network Infrastructure and Development

In line with our vision and mission, we classify our network infrastructure into two categories, namely: (i) our national network infrastructure (including IT, cyber security and services), to support our Indonesia Cyber Core program and (ii) our international network infrastructure, to support our international expansion program.

National Network

We believe infrastructure development and the provision of connectivity are crucial aspects in our vision to be the most preferred digital telecommunication company. In 2021, we focused on aligning our Group IT, fostering digitization to improve our internal capabilities and digitalization to enhance our services for customers while continue building Next-Gen Network capabilities, as part of our Corporate Strategic Plan. We also executed other main objectives consisting of providing digital connectivity service innovation, enhancing cybersecurity operation and services, improving network quality, accelerating future state architecture implementation, improving CAPEX/OPEX efficiency, reinventing our operating model and talent management. We continue to pursue the development of our network infrastructure to offer more efficient and cost-competitive services, in line with the Government's Indonesia Broadband Plan which lays out the Government's aspirations to accelerate and expand broadband penetration in Indonesia. The COVID-19 outbreak has also increased focus on the need to accelerate digitization in Indonesia and the deployment of 5G technology. In addition, we aim to continue to develop and improve our network infrastructure with a view to developing a high-quality, efficient and competitive infrastructure in terms of costs for delivery of services.

As a result, we continue to actively develop infrastructure to support technology and information services to support the growth of digital service innovation. Our digital business domain consists of digital connectivity, digital platform, and digital services.

We actively develop network, information technology, cyber security and products (services and solution) to support the growth of our business portfolio. We continue to actualize enablement of digitization in Indonesia through our Indonesia Cyber Core program which comprises three components, namely id-Service ("id-SEV"), id-Convergence ("id-COV") and id-Network ("id-NET"), described below:

● id-SEV: represents our strategy of developing excellent digital connectivity products to maintain our leadership in the market, while boost innovation of digital and cyber security services to leverage our services and solutions for our customers. Digital connectivity services, which is a main contributor to our digital business domain, consists of broadband internet, data communication, voice communication and Wi-Fi services to serve fixed or mobile customers. In order to leverage our services, we also improved and enriched our digital services such as games, video/TV, education, e-commerce, mobile payment, travel, crowd-sourcing and health. In order to provide digital services, we have developed an application platform infrastructure, data management platform infrastructure, graphical processing unit (GPU) farming infrastructure, in-memory database infrastructure, artificial intelligent infrastructure, and big data platform infrastructure. We are commited to continuously innovate and improve our product quality for better customer experience.

●	id-COV: represent our strategy to support digital platform business domain thru Digital Business Technology Platform (DBTP) development. We focus on aligning and integrating our digital platform to ensure the reliability of the digital platform to deliver our services and solutions. We also focus on leveraging our data center facilities and innovative cloud platform to deliver better B2B digital solution, serve data center global customers and strengthen our data center business locally and internationally. In order to realize the strategy, we are strengthening our NeucentrIX data center either across Indonesia or international NeucentrIX data center and building a Hyperscale Data Center. We are also improving our cyber security platform and strengthening cyber security to improve our capability to better serve potential markets. Data security is also becoming a major concern of our customers, thus we are developing a data governance council as the governing body for Telkom to ensure data regulation & compliance with Indonesia Government’s policies. We provide smart platform to enable digital business such as data center, cloud, internet of thing (IoT), machine to machine (M2M), security, big data/ artificial intelligence, augmented reality (AR), virtual reality (VR), and blockchain payment. In order to provide the best interconnected platform offering and ensure the reliability and scalability of the services and solutions we offer, we intend to continue utilizing our data center facilities and our cloud management platform, developing and providing some systems of vulnerability management platform, security insight platform, full-stack big data platform, multimedia data extraction, and various standalone and embedded AI capabilities.
●	id-NET: represents our strategy to build a state of the art, resilient network architecture consisting of next generation access (FTTH, 5G, Wi-Fi, IODN, and satellite infrastructure) adoption, architecture simplification on multi services aggregation (metro network re-engineering, service edge computing) and backbone network (fiber optic backbone, point of presence, international gateway). We also address future digital services readiness concerns by initiating cloud-based network implementation in our service control (i.e. SDN/NFV, SD-WAN, BNG, among others). All of our initiatives are aligned with our strategy to expand fiber optic coverage nation-wide with technologies such as FTTH, FTTM, 4G/5G BTS and access point development to provide best quality services for all customers. This strategy also intends to continue to modernize our legacy node service network-replacing our copper cable network with fiber optic cables to optimize our network quality and performance in service delivery for multi-segment customer including retail (home), enterprise and BTS network of mobile customer and also other operators. In terms of our strategy for our backbone network, we are continuously developing our international fiber optic backbone, commencing construction of the Bi-Frost and SEA-ME-WE 6 submarine cable system consortium. We have developed a nation-wide fiber optic backbone which covers 458 cities in Indonesia as of December 2021, including the completion of LUMORI in the second quarter of 2021. We operate our own satellite, Telkom 3S and Merah Putih Satellite, in order to deliver better ICT on service remote areas within Indonesia and also to reduce our dependency on foreign satellite operators for capacity. We believe that by exceling in Digital Connectivity infrastructure, we will be better positioned to take advantage of opportunities to grow our digital connectivity revenue stream and lay a strong foundation for two other digital business domains (digital service and digital platform) as well as deliver a better customer experience.

Fixed Wireline Network

As of December 31, 2021, we managed approximately 9.0 million fixed wireline (fixed voice) connections. The following table sets forth data related to our fixed wireline network as of the dates indicated.

z
Operating Statistics	As of December 31
	2017		2018	2019	2020	2021
Exchange capacity(1)	13,253,971	(3)	13,829,115	12,145,069	11,447,618	11,125,755
Installed lines(1)	13,253,971	(3)	13,829,115	12,145,069	9,261,369	9,139,691
Lines in service(2)	10,957,118		11,111,056	9,368,744	9,119,122	8,998,814

Notes:

(1)	Exchange capacity and installed lines include capacity and lines from TDM-based, softswitch and IMS technologies; consequently exchange capacity equals the number of installed lines.
(2)	Lines in service are subscriber lines and public telephone lines, including the lines in service that we operate under revenue-sharing arrangements.
(3)	Due to node modernization program, our TDM and softswitch customers were migrated to IMS, and we will not expand the exchange capacity and installed lines for those technologies anymore.

Cellular Network

Our cellular services, which are operated by our subsidiary Telkomsel, provide the most extensive network coverage of any cellular operator in Indonesia. Telkomsel operates on the GSM/DCS, GPRS, EDGE, 3.5G, 4G/LTE and 5G networks. Telkomsel has a wide spectrum with 15 MHz on the 800/900 MHz frequency, 22.5 MHz of contiguous spectrum on the 1.8 GHz frequency, 15 MHz of contiguous spectrum on the 2.1 GHz frequency and 50 MHz of contiguous spectrum on the 2.3 GHz frequency. All spectrums are already using a neutral technology which is able to accommodate GSM/DCS, 3G, 4G and 5G network based on Telkomsel needs. The range of cellular services on the GSM network provided by Telkomsel extends to all cities and districts in Indonesia. In 2021, Telkomsel added approximately 19,944 BTS representing a 5.3% increase of new additional BTS compared to the previous year. As of December 31, 2021, Telkomsel's digital network was supported by 251,116 BTS (consisting of 50,241 2G BTS, 63,149 3G BTS, 137,613 4G BTS and 113 5G BTS).

In October 2020, Telkomsel and Mitratel entered into a conditional sale and purchase agreement for the sale of 6,050 telecommunications towers to Mitratel for Rp10.3 trillion. The transfer process was carried out gradually, starting with the transfer of 1,911 towers in October 2020 and 4,139 towers in February 2021. The commitment continued in September 2021 whereby Mitratel purchased an additional 4,000 telecommunications towers from Telkomsel for Rp6.2 trillion. Telkomsel intends to focus on its main business as a digital telecommunications company and accelerate the pace of digitalization in Indonesia and expand opportunities for customers to transition to a digital lifestyle.

Data and Internet Network

In 2021, we continued to improve the quality of our data network by installing additional capacity and coverage. As of December 31, 2021, we provided broadband access using fiber optics to more than 35.68 million homes. As of December 31, 2021, our metro ethernet network expanded to 1,275,767 Mbps, which is able to provide broadband services throughout Indonesia. The metro ethernet is also used as the main link for IndiHome broadband services, softswitches and integrated multimedia subsystems ("IMS") related to voice services, video services, enterprise VPN services and GPON broadband services related to mobile backhaul and corporate business solutions.

As of December 31, 2021, we have extended the capacity of our internet gateway to reach an installed capacity of 12,700 Gbps. This ensures the adequacy of the internet gateway capacity in anticipation of the expected growth for both fixed and mobile broadband traffic. In 2021, operated content delivery networks ("CDN") with an aggregate capacity of 12,215 Gbps in collaboration with Google, Facebook, Akamai, Edgecast, Level3, Yahoo, ChinaNet, VDMS, Conversant, Zenlayer, and Over The Top video content providers such as iFlix and Catchplay+.

As of December 31, 2021, we had 62 points of presence in 48 cities in Indonesia: including 12 main points of presence in Batam (at Batam Center and Bukit Dangas), Jakarta (at Jatinegara and Cikupa), Surabaya (at Rungkut and Kebalen), Manado (at Manado Centrum and Manado Paniki), Makasar (at Pettarani and Balaikota) and Banjarmasin (Banjarmasin and Ulin), and 50 primary and secondary points of presence throughout Indonesia. In 2021, we added three primary points of presence in Samarinda Stasiun Bumi (Samarinda), Kota2 (Jakarta) and Cempaka Putih (Jakarta).

Throughout 2021, we consistently deployed additional access points across Indonesia, while also choosing to dismantle certain access points which provided Wi-Fi services in locations where there was low utilization. Dismantled access points were redeployed in more suitable locations. As of December 31, 2021, a total of 390,976 access points have been installed (consisting of 150,173 managed access points and 240,803 home spots).

Data Center

As of December 31, 2021, we operated 26 data centers (21 local data centers and five international data centers). Telin operated five overseas data centers which consisted of three locations in Singapore (Telin-1, Telin-2, Telin-3) with a total capacity of 16,542 KW, one location in Timor Leste (250 kVA) and one location in Hong Kong (500 kVA). In Indonesia, our 21 local data centers had an aggregate capacity of 5,039 racks (including 1,006 NeuCentrIX racks and 4,033 racks with a Tier 3 and Tier 4 specification), representing an increase by 6.1% in number of racks from 4,748 racks in 2020 (including 955 racks of NeuCentrIX and 3,793 racks with a Tier 3 and Tier 4 specification) and we had established and operated 18 NeuCentrIX data centers in Balikpapan (Batuampar), Bandung (at Lembong), Batam (at Bukit Dangas and Batam center), Jakarta (at Karet Tengsin, Jatinegara and Meruya), Yogyakarta, Makassar, Manado (at Paniki), Medan (at Centrum), Semarang (at Banyumanik, Candi), Surabaya (at Kebalen and Gubeng), Denpasar (Kaliasem), Banjarmasin (Banjarmasin Ulin), and Pekanbaru. Sigma also managed three data centers with a specification of Tier 3 and Tier 4 in Indonesia (at Serpong, Sentul, and Surabaya). In 2021, we further deployed our NeuCentrIX data center capacities and services which target enterprise and wholesale customers by offering digital hub experience under the NeuCentrIX umbrella brand, combining various connectivity services to facilitate and foster the digital businesses of our customers, in particular expanding local data center capacity in Yogyakarta, Medan and Kebalen. These data centers provide carrier neutral connectivity and multiple custom-made services for enterprise clients throughout the Asia Pacific region. With the capabilities of this network, we are able to provide integrated data storage solutions to companies in Indonesia, Hong Kong, Singapore and Timor Leste.

Transmission Network

In 2021, we focused on the reinforcement of our domestic backbone network reliability and continued developing our broadband network, which serves as the backbone for our entire network infrastructure. Our backbone telecommunications network consists of transmission networks, switching facilities and core routers, which connect multiple access nodes. The transmission links between nodes and switching facilities comprise a terrestrial transmission network, in particular fiber optic, microwave and submarine cable systems, as well as satellite transmission networks and other transmission technologies. During the COVID-19 outbreak, data traffic significantly increased due to the implementation of various measures for ensuring the health and safety of the public, such as teleworking and learning from home. We took preemptive steps to ensure the reliability of our network and limit congestion issues, in particular in urban areas. We did so by increasing our network capacity, prioritizing sensitive areas to ensure they would not suffer from disruptions (certain key state agencies or ministries for instance, and key backbone connection links within our network), allocating more resources to monitor our network, either from our integrated operation centers or by sending teams of technicians on the field for controlling the physical integrity of our systems and the existence of potential intrusions. We believe our pro-active approach has been successful in avoiding significant disruptions, slow data traffic and congestion, despite practical difficulties related to the implementation of certain restrictions on domestic travel and other measures we implemented to protect our workforce during the COVID-19 outbreak, such as social distancing, limitations on the number of staff working together in one location at any given time and shorter working hours.

Communications Cable System

Our transmission network comprises 27 backbone rings in Indonesia with an aggregate capacity of 169,600 Gbps as of December 31, 2021. As of December 31, 2021, we operated a fiber optic backbone network totaling 106,185 km domestically (compared to 103,235 km as at December 31, 2020). Our domestic fiber optic backbone network is supplemented by an international fiber optic backbone network totaling 64,700 km.

Throughout 2019, we worked to deploy several submarine cable systems in order to strengthen our fiber optic backbone. In the west of Indonesia, we have completed the deployment of the SLM (Sabang-Lhokseumawe-Medan), a submarine cable system which connects the Sabang-Lhokseumawe cable system and the Lhokseumawe-Medan cable system, with a total length of 632.12 km, while in the east of Indonesia we are deploying the PATARA (Papua Utara) submarine cable system which will connect Sentani and Sarmi with a total length of 283 km. In Kalimantan, we have completed the deployment of the MATANUSA (Mangkajang-Tawao-Nunukan-Sangatta) cable system with a total length 673 km. These three additional submarine cable systems (SLM, PATARA and MATANUSA) are fully operational. We continue to progress on the deployment of our fiber optic backbone in eastern Indonesia. We are progressing on the deployment of our PATARA-2 submarine cable which will connect Sarmi and Waisei, with a total length of 1,126 km. In Sulawesi, we completed the deployment of LUMORI (Luwuk-Morowali-Kendari) submarine cable which will connect Luwuk, Bonepute, Kolaka and Kendari, with a total length of 436 km on second quarter of 2021. Meanwhile, PATARA-2 is expected to be ready for service by the end of the second quarter of 2022. Our JASUKA and IGG fiber optic cable were disconnected due to an incident with an anchor, Telkom prioritized the repair of these two cables to prevent traffic congestion and such that our customers would have proper network bandwidth.

We also intend to leverage Indonesia's strategic geographic location and to provide an alternative direct broadband connection between Europe, Asia and America as we completed the deployment of the IGG cable system in 2020. The IGG cable system connects two major submarine cable systems, namely the Southeast Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) and, the Southeast Asia-United States (SEA-US) submarine cable systems. The IGG cable system also connects 12 major cities within Indonesia, including Batam, Jakarta, Surabaya and Manado, spanning a length of 5,403 km. This cable system increases our domestic traffic capacity and ability to offer broadband services. We completed the construction of this cable system in December 2018.

Satellites

In 2021, we operated two satellites, namely Telkom-3S and Merah Putih satellite, and successfully de-orbited in May 2021 our Telkom-2 satellite which had come to the end of its design life.

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

We launched the Merah Putih satellite in August 2018 as a replacement for the Telkom-1 satellite. It began commercial operations in September 2018, and has a capacity of 60 transponders (which is equivalent to an aggregate of 60.00 TPE) consisting of: (i) 24 standard C-band transponders which have coverage over Southeast Asia; (ii) 24 standard C-band transponders which would have coverage over South Asia; and (iii) 12 extended C-band transponders, which would have coverage over Southeast Asia. All of our satellites are controlled from a main control station in Cibinong, Bogor in West Java. To ensure the continuity of services, we operate a backup control station in Banjarmasin, South Kalimantan.

We also lease capacity of 43.11 TPE (transponder equivalent to 36 MHz) from the following satellites: Apstar-5C HTS (138 E) in the amount of 35.23 TPE, Apstar-9 (142 E) in the amount of 1.66 TPE, ChinaSat-11 (98 E) in the amount of 1.97 TPE, JCSAT 4B (124 E) in the amount of 2.25 TPE, JCSAT 5A (132 E) in the amount of 0.26 TPE, MySat (142 E) in the amount 1.24 TPE, Nusantara Satu (146 E) in the amount of 0.21 TPE, and Thaicom-4 (119.5E) in the amount of 0.29 TPE.

We plan to launch a High Throughput Satellite (HTS) by mid of 2024 using the C-band and Ku-band frequency bands in the 113 E slot orbit. If we are successful, we expect this new satellite will help Telkomsat achieve a leading position among regional satellite service providers.

International Networks

We continue to develop our international network infrastructure in order to support our international expansion strategy and vision to be the "King of Digital in the Region." We operate international gateways in Batam, Jakarta and Surabaya to route outgoing and incoming calls on our IDD service ("007" and "01017"). We also operate a voice gateway in Singapore and Hong Kong to offer voice services from or to any countries. As of December 31, 2021, we owned and operated an international fiber optic backbone network totaling 64,700 km.

We own global submarine cable infrastructure that connects Europe, Asia and America through submarine cable system such as the Thailand-Indonesia-Singapore (TIS), two routes of the Batam-Singapore Cable System (BSCS), Dumai-Malacca Cable System (DMCS), Asia-America Gateway (AAG), Southeast Asia-Japan Cable System (SJC), the Southeast Asia-Middle East-Western Europe 5 (SEA-ME-WE 5) submarine cable system, and the Southeast Asia-United States (SEA-US). We also operate the IGG submarine cable system to connect major cities in Indonesia with Asia, Europe and USA. The IGG also provides direct and fast connection (or "express connection") to connect our existing submarine cable system of SEA-ME-WE 5 to SEA-US.

Moreover, we also operate and have rights of use for fiber optic infrastructure totaling 137,290 km in aggregate under a permanent telecommunication lease agreement, together with other global submarine cable operators/consortiums. This includes: 10,000 km submarine cable of the Japan-U.S. Cable Network (JUS), 9,620 km of the Unity/EAC-Pacific network, 11,629 km of the FASTER network, 2,700 km submarine cable of EAC-C2C network, 2,700 km submarine cable of APCN-2 network, 6,500 km submarine cable of the Asia Pacific Gateway (APG) network, 7,000 km submarine cable of the Asia Submarine-cable Express (ASE)/Cahaya Malaysia network, 2,700 km submarine cable of the TGN-Intra Asia (TGN-IA) network, 20,000 km submarine cable of the Southeast Asia - Middle East - Western Europe 4 (SEA-ME-WE-4) network, 20,000 km submarine cable of the Asia Africa Europe-1 (AAE-1) network, 8,100 km submarine cable of the Bay of Bengal Gateway (BBG) network, 12,091 km submarine cable of the Imewe network, 15,000 km submarine cable of the Europe India Gateway (EIG) network, and 6,000 km submarine cable of the Hibernia Transatlantic network. In 2020, we deployed 3,250 km of submarine cable with the Southeast Asia-Japan Cable 2 (SJC2) consortium. In 2021, we commenced construction of a 15,000 km of submarine cable with the Bifrost Cable System consortium which will connect Singapore, Indonesia, the Philippines, Guam and the west coast of North America and is expected to be completed in 2024.

To support our international services for both voice and data, Telin operates 58 points of presence in various parts of the world, including 26 points of presence in Asia and the Middle East (11 points of presence in Indonesia used for supporting the international network, four points of presence in Singapore, four points of presence in Hong Kong, two points of presence in Kuala Lumpur, one point of presence in each of Dili, Tokyo, Taipei, Yangon and Dubai), 18 points of presence in Europe (one point of presence in each of London, Manchester, Amsterdam, Frankfurt, Marseille, Paris, Luxemburg, Milan, Warsaw, Moscow, St. Petersburg, Sofia, Vienna, Dublin, Bucharest, Prague, Edinburgh, and Switzerland) 14 points of presence in the United States and Canada (one point of presence in each of Montreal and Toronto, two points of presence in Los Angeles and one point of presence in each of Palo Alto, Ashburn, San Jose, New York, Guam, Hawaii, Seattle, Miami, San Francisco, and Atlanta).

Geographic Distribution of Revenues

International expansion has become a necessity for us to be able to maintain a high and sustainable growth rate. We are developing and expanding our business outside of Indonesia to broaden and diversify our market. The following table sets forth the distribution of our revenues by geographic markets for the years indicated therein.

	Years Ended December 31
	2019	2020	2021
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
External Revenues
Indonesia	130,979	130,082	136,482	9,576
Foreign Countries	4,578	6,365	6,728	472
Total	135,557	136,447	143,210	10,048

Overview of Telecommunications Services Rates

Under the Telecommunications Law and Government Regulation No.52/2000 on Organization in Telecommunications as partially revoked by Government Regulation No. 46 of 2021 on Post, Telecommunication, and Broadcasting tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.           Fixed line telephone tariffs

Under MoCI Regulation No.15/2008, the tariff structure for basic telephony services connected through fixed line network comprised the following fees:

● activation fee;

● monthly subscription charges;

● usage charges; and

● additional facilities fee.

b.           Mobile cellular telephone tariffs

On March 31, 2021, MoCI issued MOCI Regulation No. 5/2021, which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. Under MoCI Regulation No.5/2021, cellular tariffs for the operation of telecommunications services connected through mobile cellular network consist of the following:

● basic telephony services tariff;

● roaming tariff; and/or

● multimedia services tariff

with the following traffic structure:

● activation fee;

● monthly subscription charges; and/or

● usage charges

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

d.           Network lease tariffs

Through MoCI Regulation No.5/2021, the Government regulated the form, type, tariff structure and tariff formula for services related to network leases. In 2008, the Director General of Post and Telecommunication issued Decree No.115 of 2008 which stated its agreement on Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service Owned by Dominant Network Lease Service Provider in conformity with the Company's proposal.

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

Mobile Customers

For our mobile customer segment, in 2021 we focused our marketing strategy on targeting specific customer segments and personalizing offerings delivered through digital channels for efficient implementation. Telkomsel focused on finding the right balance between market share growth, revenue mix and profitability. It launched initiatives to increase its offering of premium products that usually carry higher prices and ensure its products meet customers' needs and expectations. Telkomsel also focused on improving payload growth and acquiring new data users while continuing to support legacy product usage. To stimulate higher data and digital products usage, Telkomsel continued partnering with several parties to enrich contents available from existing platforms and continued to offer its "more for more" program whereby customers who subscribe for more expensive data packages get attractive add-ons and features, which we expect will ultimately drive value creation and maintain stable ARPU, especially in challenging circumstances during the COVID-19 pandemic. In 2021, we also launched a low denomination package (Ketengan - small batches, OMG – Oh My Gigabytes, internet sakti) for users who want to opt for data service for use of specific applications and our unlimited package to leverage our strong network capability and taking into consideration our customers' needs in a challenging macro-economic environment in the aftermath of the COVID-19 outbreak, provide valuable products and services for improving customer engagement and loyalty. Our efforts to maintain stable ARPU include providing digital lifestyle and digital payment services which we provide as mobile-based digital life services.

Telkomsel introduced its new identity and logo in June 2021 which featured a lightening bolt to signify the move to digital and included the integration of multiple products and services under Prabayar to improve customer convenience, comfort and experience. This new face of Telkomsel also brings the spirit of renewal for several product brands with the integration of products and services under the brands Telkomsel Prabayar and Telkomsel Halo, which we believe will provide more convenience and comfort for our customers and an overall better experience. We continued offering our digital prepaid brand of by.U, a fully digital prepaid product offering integrated services based on fully customizable digital applications. We also enhanced our digital lifestyle related video and games content, including building up the positioning of MAXstream in the video streaming industry through expanded partnerships with major content partners and our own MAXstream originals. We also expanded our footprint in the mobile gaming industry by providing a complete solution which cultivates the gamers community and entered into game publishing through our Dunia Games brand. As of December 31, 2021, we had 176.0 million cellular subscribers, comprising 168.8 million prepaid subscribers and 7.2 million postpaid subscribers and 120.5 million mobile broadband customers.

Consumer Customers

In 2021, IndiHome was our main product targeting the consumer customer market. Since 2019, our consumer segment included apartment and premium cluster customers in addition to our traditional, purely residential customer base. There is increasing competition for customers in apartments and premium clustors. We enhanced our services offered to this wider customer base in terms of quality and improved our customers' experience through our programs "IndiHome Selalu di Hati", which translates to Indihome Always in the Heart. As part of this program, we organize activities and designed loyalty programs to continually engage with these customers. We also improved network equipment and response time to handle disturbances and disruptions.

With various marketing strategies, from discount to value innovation, we are able to offer products which we believe offer attractive value. We offer these products through various sales channels, including digital channels and carry out campaigns and year-round promotions and 2 (two) festive campaigns as follows. Our promotions and campaigns included the following in 2021:

● Maju Terus Bersama IndiHome : IndiHome's campaign to celebrate the New Year of 2021. IndiHome carried out a series of promotional activities such as giving a open channel IndiHome TV essentials pack for 3 months, cashback Linkaja, promo Undian Gebyar Maju Terus Bersama IndiHome.

● Berkah Tanpa Batas: IndiHome's campaign to celebrate the month of Ramadan and support the people working, studying or carrying out other activities from home due to the COVID-19 outbreak. IndiHome carried out in numerous promotional activities such as open channel IndiHome TV essentials pack for 3 months, cashback Linkaja, promo Undian Gebyar Maju Terus Bersama IndiHome.

In 2021, our sales strategy focused on implementing a value-based pricing of our products and services allowing our selling prices to better reflect local conditions in different areas of Indonesia, while providing our customers with superior bundled products and faster and enhanced services. We also carry out branding campaigns to attract new customers, including those may be served by our competitors.

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

As of December 31, 2021, we had 9.0 million fixed wireline subscribers along with 8.6 million fixed broadband IndiHome subscribers.

Enterprise Customers

For our enterprise customers, we have been implementing a marketing strategy to attract high-end market enterprise customers using strategic key account management with the aim of improving our relationship with customers through a cooperative process in designing services customized for strategic accounts. We also have a transformative digital marketing strategy which comprises: (i) lead enterprise digital transformation agenda (including SOE) and strengthening market position for our product portfolio to became a leading digital connectivity player by bandwidth share in the enterprise segment, (ii) empower SME through digital platform to gain better market access, fund access and information and technology access as part of supporting Indonesia’s digital transformation agenda, and (iii) become a trusted ICT partner for government to support key national digital agenda (Making Indonesia 4.0 and One Data Indonesia).

In 2021, our sales strategy comprised providing access to: (i) Enterprise Account Managers for the large enterprise segment is meant to serve as a single point of interaction to provide end-to-end service to customers, from initiation of the relationship to after-sales services by leveraging end-to-end digitalization with an application-based process, (ii) Government Account Managers is meant to serve government ICT digital needs and Government Relationship Officers to manage a close relationship with such customers for the whole year and increasing the quality of our services to encourage contract renewal, and (iii) Business Account Managers for medium-sized SME customers, and Tele Account Management (TAM) for the small-sized and micro SME segment served by a value-added reseller method supplemented by a reliable digital channel and advanced mobile applications, which provide additional products or services with the purchase of an initial or qualifying item.

Wholesale and International Business Customers

Our wholesale and international business customers are mainly domestic other license operators (OLOs), service providers, digital player, global wholesaler and carrier, and enterprises that are related to our product or services such as international data center or international connectivity (IPLC) besides retail customers in our international operation of mobile network operator (MNO) and mobile virtual network operator (MVNO).

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

Our digital service customers program focuses on improving IndiHome services, for instance by promoting MyIndiHome application as a digital touch point for IndiHome’s customers, which also offers Disney+ Hotstar as starter bundling package, Indibox as the source of value-added services (such as video contents, games, and other Google applications), GameQoo as a cloud gaming service and also IndiHome Smart as an IoT home service. Customers can enjoy these value added services by subscribing and paying an additional price.

Distribution Channels

The following are our primary distribution channels for our products and services:

●Face-to-face customer service points include walk-in customer service points and mobile units, where customers have access to the full range of Telkom and Telkomsel's products and services, including billing, payment, subscription cancellation, promotion, and complaint handling. Plasa Telkom outlets generally provide access to Telkom products and services and GraPARI centers generally provide access to Telkomsel products and services. We have 22 Plasa Telkom Digital outlets as of December 31, 2021, some of which offer both Telkom and Telkomsel products. As of December 31, 2021, we managed 387 Plasa Telkom outlets and 396 GraPARI centers in Indonesia (including nine GraPARI TelkomGroup) and 18 international GraPARI centers (one in Hong Kong, three in Taiwan, and 14 in Timor Leste). The GraPARI Telkom Group centers provide the most comprehensive services for both retail and corporate customers of Telkom and Telkomsel. Several of our GraPARI centers operate on a 24-hour basis. As of December 31, 2021, we also operated 174 GraPARI mobile units and 750 IndiHome sales car units which are sales points located in vehicles which can travel to reach customers across the country.

● Authorized dealers, retail outlets and modern channels are distribution outlets for Telkomsel products such as starterpacks, prepaid SIM cards and top-up vouchers. We operate an extensive network of authorized dealers and retail outlets across Indonesia. These dealers are non-exclusive, and they receive a discount on all of the products they receive. In 2021, we noticed a shift from traditional channels to modern channels due to the changing behaviors of consumers during the COVID-19 outbreak. More consumers sought to avoid or limit physical interactions or had to do so to comply with social distancing measures and guidelines. In doing this, they preferred transacting online, using the internet of dedicated mobile applications rather than transacting in traditional outlets. Digitalization and the implementation of digital and transformative strategies by various private companies and public institutions and agencies facilitates the increase in transaction volumes through modern channels, hence the rapid development of e-commerce, the fintech sector, e-money, and delivery services. Telkomsel has been monitoring those changes to adapt and redefine the key performance indicators it uses for rewarding partners and to assist them in optimizing their business models to increase sales.

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

● Digital Touch Points are web and mobile application-based services which we provide to our IndiHome subscribers and corporate customers. We operate myIndiHome, a self-care mobile application-based service for both existing and potential IndiHome customers, which allows customers to manage payments and billing, report and monitor network problems, access video-on-demand services and manage customer reward programs, along with self-care service for potential customers to check IndiHome service availability, browse packages, and register for subscription. Telkomsel also offers MyTelkomsel, which is a self-care mobile application-based service for Telkomsel subscribers which provides information on services, allows purchase of packages and products as well as account management. For enterprise customers, we offer MyTEnS (Telkom Enterprise Solution), user-centric digital touch points that digitizes and simplifies business processes to increase our productivity and performance in providing services to our customers. MyTEnS also enhances user experience for our Enterprise Customers. Customers can use this service in real time without the need to call their relationship managers at. Users can interact with us on mobile applications. MyTEnS has added several features such as access to our product catalog, ability to receive a digital quotation, track delivery tickets, and allow customers to ask for support as they can report service disruptions using MyTEnS which will generate a record of the disruptions. For SME customers, we offer mysooltan, a one-stop service solution for developing their business by offering multiple digital products, including sooltaNet, sooltanPay, sooltanKasir, and others. Also, users can be our partners and easily apply for a loan. For wholesale and international customers, we offer MyCarrier, a self-service digital touch point that provides end-to-end customer digital experience which is integrated with our internal process in realtime, allowing access to our product catalog, order management, delivery tracking, ticket creation and monitoring, billing and payment, and other services. Users can interact with us on our web platform with any enabled device.

● Websites, we operate www.telkom.co.id, www.telkomsel.com, www.telin.net, and www.indihome.co.id which enable our customers to access certain of our products and services. Available services include e-Billing, registration, collective billing registration and submission of complaints.

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

We have secured licenses that have been adjusted as required, which are as follows:

Cellular

Telkomsel holds licenses to operate a nationwide mobile cellular telephone network using 15 MHz of spectrum allocation in the 800/900 MHz frequency, 22.5 MHz of spectrum allocation in the 1.8 GHz frequency, 15 MHz of spectrum allocation in the 2.1 GHz frequency, and 50 MHz additional spectrum in the 2.3 GHz frequency, in each case won at an auction in October 2017 and in May 2021. The licenses do not have a set expiry date, but will be evaluated every ten years. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or government agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTSs.

Fixed Network and Basic Telephony Services

We have the following licenses to operate local fixed network, fixed DLD network, fixed international call and fixed closed network:

● MoCI Decree No.073/TEL.01.02/2021 (on license to operate fixed DLD network);

● MoCI Decree No.094/TEL.01.02/2021 (on license to operate fixed closed network) ("MoCI Decree No.844/2016");

● MoCI Decree No.082/TEL.01.02/2021 (on license to operate fixed international network) ("MoCI Decree No.846/2016"); and

● MoCI Decree No.095/TEL.01.02/2021 (on license to operate circuit switched based local fixed line network).

These licenses do not have a set expiry date, but will be evaluated every five years.

International Calls

We have a license to operate a fixed network to provide international call services pursuant Decree No.082/TEL.01.02/2021.

We have a license to operate a fixed closed network pursuant to MoCI Decree No.094/TEL.01.02/2021. This license allows us to lease installed fixed closed network to, among others, telecommunications network and service operators, and to provide an international telecommunications transmission facility through a SCCS directly to Indonesia for overseas telecommunications operators.

According to MoCI Regulation No.5/2021 on telecommunication provision, overseas telecommunications operators wishing to provide international telecommunications facilities through the SCCS directly to Indonesia are required to set up a partnership with a fixed network of international call services or closed fixed network provider. In line with MoCI Regulation No.5/2021, the international telecommunications transmission facilities provided through SCCS are served by us on the basis of landing rights attached to our license to operate fixed network of international call services. We have also secured landing rights based on the landing right Letter No.006-OS/DJPT.6/HLS/3/2010 from the MoCI.)

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

In 2021, we expanded e-Money services available to our customers through LinkAja to include electronic toll payments, certain tax payments and the ability to settle certain other transactions in other various use cases. In the midst of digital wallet business competition, LinkAja has a business strategy to not only serve consumers in the form of business to customer (B2C) but also provide business solution services for the business to business (B2B) business model. LinkAja's business solution service provides various features such as disbursing funds, collecting cash, digitizing payments through QRIS, merchant applications and others, digitizing ecosystems and advertising services. LinkAja is currently targeting MSME players and corporations in various industries. LinkAja also collaborates on sharia services with Bank Syariah Indonesia (BSI) to provide digital convenience to the wider community and encourage the transformation of sharia digital transactions to achieve financial inclusion in the country.

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

Content Provider Services

We obtained a content provider services license in 2017 through MoCI Decree No. 1040 of 2017 dated May 16, 2017. Such license has no set expiry date, but MoCI re-evaluates the content services licenses every five years.

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

Corporate and Social Responsibility

We work towards creating a sustainable business and more broadly a sustainable society. Therefore, we are committed to connecting people and making it easier for our customers to connect, creating jobs, and opportunities for the community, while also continuing to innovate to enable competition in the digital era. We are continuously reviewing our sustainability strategy in managing risks and taking advantage of current opportunities, as well as planning the sustainability targets, we want to achieve in the future. Our sustainability strategy focuses on five pillars, namely ethics, performance growth, human capital, society, and environment. See also "— Business Overview — Strategy" above.

In order to support all pillars of governance and compliance, our management is committed to being the partner of choice for our customers, suppliers, joint venture partners and the communities in which we operate. We apply ethical business practices in how operate. All our personnel are required to support this commitment through real implementation in their daily work. In order to increase awareness of business ethics and ethical behavior, we carry out trainings and socialization activities to build sustainable communication. We are also committed to the practice of fair business competition, protecting customer data privacy, and implementing fair and transparent procurement management practices that support the involvement of local parties and prioritize the use of domestic products. In 2021, we received five awards related to the implementation of good corporate governance (GCG), and used assessments based on quality, cost, delivery, and service (QCDS) in our procurement process to select suppliers. In addition 376 our employees attended and received 24 information security system certifications so that they are better able to track and solve IT security problems.

In our performance growth pillar, we purpose to strengthen and transform our business model and operations while driving innovation and digitization to support a sustainable business. We consistently operate responsibly and demonstrate consistent and resilient performance in facing global challenges and changes. We will strengthen and transform our business and operating models through digitization and establish a lean structure to support the company's operational and economic performance. We believe the quality of products and services is the most important factor in running our business. With good quality products and services, we can maintain customer satisfaction for the Company’s sustainability. The main foundations in the telecommunications business are connectivity, platforms, and services. We carry out risk mitigation and continuous improvement of our network, information technology, and reaction to cyber security threats to ensure the readiness of our production equipment. We also evaluate the services that we provide through engagement of external parties who serve as a complaint channel for all our customer. We also continue to develop innovation and digitization to build services based on customer needs for an enhanced customer experience. Our Company of course will be judged on its economic performance. We are committed to providing strong financial performance and shareholder returns through sustainable growth. We are always pushing for sustainable long-term value enhancement both in existing businesses and through specific business platform expansion initiatives. In 2021, the total revenues and total profit-of-the-year increased 5.0% and 14.1% year on year, respectively.

As regards confidential and personal data protection, our Cyber Security Operation Center has been operating with teams working 24 hours a day, seven days a week to protect confidential data and information from misappropriation and misuse by anticipating and promptly responding to cyber-attacks and other security threats. Effective information sharing among teams and departments was key to the prompt monitoring and detection of such threats, effective incident response management, vulnerability assessments, and instilling cyber-security awareness among all employees and partners. We also have internal policies, procedures, and guidelines in place to increase cyber-security awareness among our employees, for instance through the use of strong passwords for accessing their corporate account or accounts and internal databases, restricted information and data or applications, enabling multi-factor authentication features, and regularly updating our employees on existing or past cyber-attacks, best practices (such as how to handle phishing emails). Our IT risk management system is periodically reviewed and certified by an independent consultant, and we conduct security checks on our IT infrastructure on a daily basis. We organize training sessions and programs focusing on cyber-security for our employees which allows our employees to obtain various levels of certifications which further allows us to efficiently organize our response in case of cyber-attacks or if a vulnerability has been identified in our systems by mobilizing our employees with the most relevant skillset. Our senior management is involved in formulating our cyber-security strategy, related policies and overseeing their implementation.

We manage human capital while still paying attention to societal needs. Our personnel are our partners in achieving business and operational success. Our human resources are driven by a shared passion to innovate and transform into a digital telecommunication company. HR management prioritizes social aspects, such as fair recruitment, equality, diversity, healthy industrial relations, occupational health & safety implementation, human rights, as well as career and self-development. We also invest in our employees and more broadly in digital talents within and outside the Telkom Group. We believe in an inclusive workplace and equal access to training and career opportunities, which helps us to recruit, motivate and further develop talented employees who can serve our customers with professionalism wherever we operate. We are committed to implementing labor practices based on international business norms and regulations. We support and respect human rights, gender equality and non-discriminatory social and corporate practices. We have female employees at all levels of our organization, including managerial positions at around 24.5%, and we follow the principle of equal pay for equal work. We also support the Indonesian Ministry of Manpower's and the International Labor Organization's initiatives toward a child-labor-free Indonesia. A decent and safe workplace is one of the key factors that affect employee performance. Therefore, we strive to create a conducive work atmosphere by providing the latest digital-based work facilities that allow employees to be mobile and collaborate optimally. Employee workspaces are equipped with various facilities to make it easier to work and interact with others comfortably and safely. Our Occupational Health, Safety, and Environment Management System is designed to reduce the risk of work accidents.

Telkom cares about customer satisfaction with our products/services and believes it is responsible for the social impact of its operating activities. We manage social issues through innovation, philanthropy, community empowerment programs, social investment, infrastructure, and other assistance as a form of social responsibility. We always want to have a positive impact on the entire community. Besides responding to the increasing demand for digital services, we have modernized infrastructure in several areas. We provide modern broadband to cities to support government programs related to broadband provision and wider access, which is expected to support economic growth. We invested in digital telecommunications infrastructure including fiber optic on land, submarine cable at sea, and satellites in the air. We ensure that the electronic devices accompanying our products and services comply with regulations in Indonesia and ensure security for customers. In addition, we run the Telkom Integrated Quality Assurance (TIQA) program as a form of product and service guarantee to consumers. We also engage with the communities in which we operate through various partnership programs and initiatives, such as food aid distribution, vaccine distribution and access to medicines, digital education for the community, supporting the independence of people with disabilities, clean water, and sanitation aid, provision of public lighting with renewable energy sources, supporting business development of MSME’s, SME digital platform utilization program, smart village Nusantara, building suspension bridges to facilitate mobility and drive rural economic potential, contributing to provide decent housing, together with community mitigating the impact of climate change in coral reef rehabilitation, mangrove cultivation, reforestation and also waste management. Consistent with the Government's initiatives to continue infrastructure development (including through investments in internet networks) in rural areas, we provide free internet access to communities located in areas with weak or deficient internet access, often located in rural areas and less developed provinces of Indonesia.

In 2021, we invested approximately Rp348.04 billion in social responsibility and partnership programs throughout Indonesia. In response to the COVID-19 pandemic, we assist the Government in efforts to overcome the COVID-19 pandemic by distributing vaccines to the public through the Joint Vaccine Center. We also provided personal protective equipment and devices free of charge to medical personnel and doctors throughout Indonesia, call center services related to convalescent plasma donors, ambulance and oxygen cylinder aid for communities around Telkom’s operational area, and support for vaccination implementation to SOE Foundation for Indonesia in big cities in Indonesia with a target of 25,000 vaccines distributed through Sentra Vaksin Bersama (SVB) or Joint Vaccine Centers in five big cities with a total of 42,871 vaccine doses distributed.

We strive to operate sustainably with the least negative environmental impact. We understand the importance of creating an environmentally friendly work culture in the company’s and subsidiaries’ operations to enable a consistent internal program. In addition, we also seek to expand the scope of our environmental management externally. Although our operations do not have direct contact with the environment, Telkom continues to make efforts to contribute to environmental conservation by minimizing the impact of the telecommunications industry on the environment. Several environmental aspects include energy consumption and emissions resulting from the operation and use of technological equipment. We also see the importance of waste management, especially electronic waste when the technical equipment is used up. Some of the implemented programs include energy efficiency activities, use of renewable energy, waste management, water consumption and management, the use of more energy-efficient hardware and an eco-friendly corporate culture. The implementation of environmental policies is carried out collectively and supervised by the head of the relevant unit. For example, we are using equipment that helps us minimize our electricity consumption in our office buildings, such as LED lamps, reflective glass (to reduce incoming heat and the use of air conditioning), cooling system management, zoning lighting systems, capacitor banks to optimize electricity consumption, automatic devices to schedule time periods during which certain equipment do not need to operate (and consume electricity), and we also plan to install rooftop solar panels to increase our use of renewable energy in our office buildings. We have also implemented similar measures on our fixed network (for instance optimizing the use of air conditioning in rooms that require fresh air to cool down certain equipment, using newer devices to decrease energy consumption, or increasing the use of renewable energy through the installation of solar panels). We installed solar cell panels at 615 Mitratel site locations in 2021. We have also installed automatic water taps in most of our office buildings and use water from air conditioner condensation for reducing our water consumption. We have also implemented policies to incentivize our employees to use online dissemination of information (as opposed to hard copies), virtual meetings, and other digital processes to decrease our paper consumption. Currently, we implement a paperless system for sending invoices to customers. This is in line with the company's goal of digitizing and reducing paper usage. Bills are sent to customers through the digital channel including applications (MyIndiHome and MyTelkomsel), e-mail, outbound calls, and running text on Pay TV service.

As another example of our corporate culture, we emphasize a culture of sustainability that emphasizes attention to environmental, social, and governance (ESG) aspects in each of our business policies. In addition, we seek to build a culture that encourages responsible thinking and behavior through programs carried out with the community as well as within the company.

The Telecommunications Industry in Indonesia

The Indonesian economy recorded a GDP contraction of 2.07% in 2020 (computed at constant market prices, based on preliminary results available as at February 2021), according to the Indonesian Central Bureau of Statistics, mainly due to the negative impact of the COVID-19 pandemic. GDP attributable to the information and communication sector, however, increased by 10.58% in 2020. This growth demonstrates changes in behavior during the COVID-19 pandemic, as companies, agencies and individuals increased their demand for information and communication services, in particular as more and more people worked or studied from home. The Indonesian GDP bounced back in 2021 with 3.69% growth from a 2.07% contraction in 2020. In the fourth quarter of 2021, Indonesia’s economy expanded by 1.06% and 5.02% on a QoQ and YoY basis respectively. All sectors experienced growth, primarily driven by government spending, production sectors, higher domestic consumption and strong export/import demand, according to the Indonesian Central Bureau of Statistics and Bank of Indonesia. In October 2021, the IMF in the World Economic Outlook Update projected that the Indonesian economy will grow 5.9% in 2022.

Indonesia's telecommunications industry has been experiencing advancement in recent years, primarily driven by growth in fixed and mobile broadband subscriptions. The main drivers behind the growth are increased data usage with greater affordability, service improvement and smartphone penetration. The shifting trend from legacy services (such as voice and SMS) to data services has been continuing, supported by cheaper smartphones as well as a growing youth segment. Data traffic has grown, however, SMS and voice service traffic has decreased significantly. Over The Top applications have become part of Indonesian life (including voice and video calls) as due to advances in such applications, they are now easier to use and offer improved quality of service. As a result, customers have replaced the usage of legacy SMS and voice services with Over The Top applications, which has resulted in a steeper decline of the legacy business. The rise of the digital economy has been embraced by Indonesian people across the socioeconomic spectrum, which continues to cause profound changes in economic activities. The pace of such changes increased in 2020 but moderated in 2021 due to the COVID-19 pandemic and containment measures implemented by the Government and private sector players.

The telecommunications industry, especially the mobile segment, has been characterized by increased competition in recent years, particularly as operators have been offering promotions which include bonus data allowances in order to attract new customers. Customers have become sensitive to data pricing, which has led to lower margins for telecommunications operators. The ensuing heightened price competition for data services in Indonesia during the first half of 2019 brought significant adverse financial consequences for telecommunications operators, leading to a subtle decline of pricing for a more reasonable level by the end of 2019. This decline in prices, in particular for mobile data services, continued in 2020. However, competion and prices stabilized in late 2021 as the industry began to consolidate further.

Based on our internal calculation and publicly available data, the penetration of SIM cards in the cellular industry in Indonesia is quite high, is excess of 100%, making continued growth in penetration increasingly limited. There were approximately 373.9 million cellular subscribers in Indonesia as of December 31, 2021, representing a 5.2% increase from approximately 355.5 million cellular subscribers as of December 31, 2020. By subscriber numbers, based on publicly available data disclosed by market players and our own internal data, the three largest cellular operators in Indonesia are Telkomsel, Indosat and XL Axiata, which collectively accounted for more than 79.4% of the market share based on the estimated number of total subscribers as of December 31, 2021. The SIM card registration requirements that ended March 31, 2018, resulted in a significant decrease in the number of mobile subscribers at the end of 2018 of 21.8%, leading to a small growth in the number of subscribers in 2019. The impact of such registration requirements on the number of subscribers faded in 2020. The number of subscribers slightly increased in 2020 and 2021. As of December 31, 2021, Telkomsel remained the largest cellular provider in Indonesia with a market share of approximately 59.3%, representing a 0.4% increase from approximately 58.9% market share as of December 31, 2020. In addition, we were and are still subject to intense competition in our industry.

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

The demand for fixed broadband services in Indonesia remained steady in 2021, especially in large cities, marked by an increase in total broadband subscribers, despite the economic downturn caused by the COVID-19 pandemic. Such increase in demand was primarily due to an increase in consumption driven by the demand of home entertainment that was accelerated as a result of containment measures implemented in connection with the COVID-19 outbreak (such as working from home and school/studying from home). Indonesian users increasingly expect high-quality internet connectivity to their homes as evidenced by the level of investment made by the Government and private enterprises for the development of fiber optic networks. Currently, the national fixed broadband market is still dominated by a limited number of companies. We and PT First Media Tbk ("First Media") are the leading companies in the fixed broadband industry, followed by PT Supra Primatama Nusantara ("Biznet Home"), PT Eka Mas Republik (an affiliate of Smartfren Telecom which operates under the "MyRepublic" Singapore Franchise) and PT XL Axiata (“XL Home”), based on the number of subscribers and our internal estimates and information published by these companies. Given that obtaining licenses and "right of way" access to lay cables from local municipal governments remains time-consuming in Indonesia, barriers to entry in the market remain high. As of December 31, 2021, we had more than 8.6 million fixed broadband subscribers. However, given the low penetration of fixed broadband services in Indonesia, smaller players are aggressively expanding their coverage regions with intention of having an impact in selected targeted regions. In order to entice new subscribers, other operators have been offering pay-TV and TV-on-demand bundles, as well as packages with other value added services to further monetize their active subscribers. These offerings include services such as home security and home cloud.

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

The Telecommunications Law is implemented through various Government regulations and ministerial regulations, including: (i) Government Regulation No.52/2000, (ii) MoCI Regulation No.1/PER/M.KOMINFO/01/2010 (on provision of telecommunications networks) as lastly amended by MoCI Regulation No. 5/2021("MoCI Regulation No.1/2010, as amended") and (iii) MoCI Regulation No.7 of 2018 on Electronic Integrated Business Licensing Services in the Sector of Communications and Informatics as lastly amended by MoCI Regulation No. 6 of 2021 ("MoCI Regulation No.7/2018, as amended"), (iv) Decree of the Minister of Transportation No.KM33 of 2004 (on monitoring of fair competition of the fixed network and basic telephone service operations) ("Minister of Transportation Decree No.33/2004") and (v) Decree of the Minister of Transportation No.KM.4 of 2001 (on the national basic technical plan 2000 for the national telecommunications development) ("National Technical Telecommunications Plan") as has been amended several times, most recently by MoCI Regulation No.14 of 2018 on Fundamental Technical Plan of National Telecommunications Plan ("MoCI Regulation No.14/2018"). Along with the Telecommunications Law, the National Technical Telecommunications Plan provides the basic vision of the Government for the development of Indonesia's telecommunications sector.

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

As of December 31, 2021, Telkomsel remained the largest cellular provider in Indonesia, with approximately 176.0 million cellular subscribers and a market share of approximately 59.3% based on our internal estimate of number of total subscribers. We believe the next largest providers were Indosat and XL Axiata, based on number of subscribers as of December 31, 2021. Other smaller operators that provide cellular services in Indonesia, include PT Hutchison 3 Indonesia ("Hutchison"), which is part of the Hutchison Asia Telecom Group and operates under the "3" or "Tri" brand and PT Smartfren Telecom Tbk ("Smartfren Telecom"), which is part of the Sinar Mas Group. The penetration of SIM cards in the cellular industry in Indonesia is high, well over 130%, making continued growth in penetration increasingly difficult. There were approximately 373.9 million cellular subscribers in Indonesia as of December 31, 2021, compared to approximately 355.5 million as of December 31, 2020. This 5.2% increase was primarily due to effective marketing campaigns used in the cellular industry with initiatives to gain and retain customers. The Government's reinforcement of the prepaid SIM registration policy, as customers no longer have the freedom of accumulating several numbers provided by various operators, had initially caused a slight lower penetration in the customer base and the number of starterpacks across the industry because customers had to select their preferred operator and phone number. Consequently, we noticed that customers tended to remain with their respective chosen operators for a longer period of time as a result of this policy. The impact of this policy, however, faded in 2020 and had only an insignificant impact on our customer base. The Government's registration policy, however, has resulted in a better-quality customer base with a higher proportion of active subscribers and more efficient SIM card production costs. Due to a reduction in the number of starterpacks, operators can provide better quality services to customers. Additionally, operators are focusing more on offering renewal promotions than on new starterpack promotions. We believe the registration policy, assuming continued implementation, will also have positive long-term impact and support the emergence of healthier competition in the industry.

The shifting trend from legacy services (such as voice and SMS) to data services continues to develop, driven by cheaper prices of smartphones as well as the rapidly growing youth customer segment. Data traffic has grown significantly, while SMS service traffic has decreased. Since 2017, Telkomsel has seen a steep decrease in voice usage. Minutes of usage per mobile subscriber also started to decrease in the second half of 2017. These trends continued in 2019 to 2021 and are likely to continue in the forseeable future, as they are attributable to the substitution of traditional voice and SMS services to Over the Top based calling and messaging services as smartphone penetration in Indonesia has risen.

The following table sets out information as of December 31, 2021 for Telkomsel

	Unit	Telkomsel
Launch date	year	1995
Neutral - 2G, 3G and/or 4G spectrum allocation (GSM 900 MHz)	MHz	15
Neutral - 2G, 3G and/or 4G spectrum allocation (GSM 1.8 GHz)	MHz	22.5
Neutral - 2G, 3G and/or 4G spectrum allocation (2.1 GHz)	MHz	15
Time Division Duplex (TDD) technology (2.3 GHz)	MHz	50	1)
Subscriber	million	176.0

Note:

(1)	Comprises additional spectrum in the 2.3 GHz frequency that Telkomsel won following an auction process.

Fixed Services

We compete with other major fixed broadband service providers with brands such as First Media, Biznet Home, MNC Play and MyRepublic. Of our major competitors, First Media has the largest number of customers. In recent years, it has been facing competition from MNC Play and MyRepublic that primarily target the affluent household market in Greater Jakarta. Biznet is competitive in the corporate segment, particularly in Java and Bali. On the other hand, our IndiHome service focuses on the mass market across Indonesia, and our focus in recent years has been to upgrade DSL customers to fiber based broadband in order to deliver better quality of service and expand our digital services. We have faced increasing competition since 2019, including from a new entrant, a subsidiary of the electricity company Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (PLN) that started offering internet and TV services in 2019 through its ICON+ subsidiary. Supported by PLN, this new market entrant benefits from a wide coverage outside Java. In 2020, we have seen increased demand for fixed broadband services because the COVID-19 outbreak has increased the pace of digitalization in all aspects of life. Our main competitors have increasingly engaged in marketing activities and network expansions in urban and rural areas of Indonesia in 2020 and sought to capture such increase in demand. A number of local competitors emerged as increased demand for fixed broadband services resulted in unserved local markets, such as such as Balifiber in East Java and Citranet & Gmedia in Central Java.

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

We compete with a number of other satellite operators with satellites covering Southeast Asia and South Asia, and several operators are in the process of developing satellites with coverage over these regions. The Telkom-3S satellite became operational in April 2017 and the Merah Putih Satellite became operational in September 2018. The Telkom-3S satellite, operates at orbital slot 118 E and the Merah Putih Satellite operates at orbital slot 108 E.

Tower

The tower market experienced demand disruption during 2017-2019 as a result of mobile industry consolidation and spectrum reallocation. XL acquired Axis in 2014 while Flexi effectively ceased its operations in the same year. Bakrie Telecom ceased its operations gradually from January 1, 2016. The four largest mobile network operators also reallocated the 1,800 MHz spectrum band in anticipation of 4G LTE technology rollout. As the mobile network industry reconfigured its network requirements, tower market demand experienced setbacks in 2015-2016. As a result, new market opportunities opened for tower operators that allowed co-location by multiple telecommunications providers in the following year. In 2019, tenancy demand was more stable as a result of mobile broadband expansion. Generally, in the last three years, there has been significant mergers and acquisition activity in the Indonesian tower sector making it one of most active in the region. MNOs are seeking opportunities to hive off their tower assets to free up more cash to expand network coverage and capacity for ensuring the best mobile service to their end-customers.

In 2021, demand for new towers and increased due to the increase in data demand caused by the COVID-19 outbreak and related containment measures such as travel restrictions and work-from-home or study-from-home incentives and programs. Incremental revenue captured by mobile operators due to this increase in data demand, however, was not proportionate to such increase due to downward pressure on prices resulting from increased competition among mobile operators. We believe the Indonesian tower market has strong fundamentals and offer growth opportunities with predictable revenue associated with long-term contracts for use of towers and co-location.

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

As of December 31, 2021, we had approximately 36,761 towers, including 28,206 towers owned by Mitratel, 555 owned by Telkom (but operated by Mitratel), and approximately 8,000 towers owned by Telkomsel. A number of other companies, including PT Tower Bersama Infrastructure Tbk, PT Profesional Telekomunikasi Indonesia, and PT Solusi Tunas Pratama Tbk also provide tower business in Indonesia.

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

The Telecommunications Law was implemented through several Government Regulations, Ministerial Regulations and Ministerial Decrees. The most important of such regulations include:

● Law No.36 of 1999 on Telecommunications, as partly amended by the Job Creation Law.

● Government Regulation No.52/2000 on Telecommunication Operations.

●Government Regulation No.53/2000 on the Use of Radio Frequency Spectrum and Satellite Orbit.
●Government Regulation No.46/2021 on Post, Telecommunications and Broadcasting.

● MoCI Regulation No.1/2010, as amended on Operation of Telecommunication Networks has been revoked in part by Ministerial Regulation No.5/2021 with respect to the Operation of Telecommunication.

● MoCI Regulation No.13/2019 on Telecommunication Service Operations as amended by MoCI Regulation No.1 of 2021 on the Second Amendment to MoCI Regulation No.13/2019) on Implementation of Telecommunication Services ("MoCI Regulation No.13/2019, as amended").

●MoCI Regulation No.5/2021 on Operation of Telecommunication.

● MoCI Regulation No.14/2018 on the Fundamental Technical Plan of National Telecommunications.

On October 18, 2019, MoCI issued MoCI Regulation No.13/2019 , which harmonizes several aspects in the telecommunications services regime. This new rule amends MoCI Regulation No.8/2015.

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

Telecommunications Regulators

The authority to regulate the telecommunications industry is held by the MoCI. Pursuant to authorities assigned to it under the Telecommunications Law, the Minister of Communication and Informatics sets policies, regulates, supervises and controls the telecommunications industry in Indonesia. The DGPI regulates the postal and telecommunications sectors in Indonesia, including with respect to licensing, numbering, interconnection, universal service obligation and business competition. The Directorate General of Posts and Informatics Resources and Equipment of the MoCI (“DGRE”) regulates matters relating to radio frequency spectrum and standardization of telecommunications equipment in Indonesia.

On July 11, 2003, MoCI promulgated the Telecommunications Regulatory Authority Regulation, in which, it delegated its authority to regulate, supervise and control the Indonesian telecommunications sector to the ITRA, while maintaining the authority to formulate policies for the industry. The ITRA was chaired by the DGPI and comprised nine members, including six members of the public and three members selected from Government institutions (a representative member from DGRE, the DGPI and a Government representative appointed by MoCI), until the Government dissolved it in 2020, based on Presidential Decree No.112 of 2020. ITRA’s former duties and functions are now assumed by the DGPI as set out in MoCI Regulation No.1 of 2021.

Classification and Licensing of Telecommunications Providers

The Telecommunications Law organized telecommunications services into following three categories: (i) provision of telecommunications networks; (ii) provision of telecommunications services; and (iii) provision of special telecommunications services.

Licenses issued by MoCI are required for each category of telecommunications services. Ministerial Decree No.21/2001, as amended by Ministerial Regulation No.8/2015, has been revoked by Ministerial Regulation No.13/2019. Ministerial Regulation No.13/2019, as amended several times, with the latest amendment by Ministerial Regulation No.1/2021 concerning the Implementation of Telecommunication Services, regulates the operation of all telecommunications services and requires a permit issued by the Ministry of Communication and Information for the provision of such services by any person.

MoCI Regulation No.1/2010, which classifies network operations into fixed and mobile networks, was amended by Ministerial Regulation No.7/2015 concerning Telecommunications Operations. Furthermore, the classification of the operation of telecommunications networks into the operation of fixed networks and the operation of mobile networks, as well as the classification of the operation of telecommunications services into the operation of basic telephony services, the provision of value-added services and the operation of multimedia services, are regulated by Government Regulation No. 46/2021 concerning Post, Telecommunications, and Broadcasting.

IDD Services

We have a license to provide IDD services under MoCI Decree No.082/TEL.01.02/2021. We offer IDD fixed line services to customers using the "007" IDD access code.

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

On March 31, 2021, the MoCI issued Regulation No.5/2021 Telecommunication Provision which provides that interconnection must be provided by telecommunications network operators that provide basic telephony services based on requests from other telecommunications operators in a transparent and non-discriminatory manner. In the implementation of interconnection, telecommunications network operators are required to provide services to each other at the agreed service level. The Regulation contemplates an IP-based interconnection and contemplates that basic telephony operators must prepare to provide such IP-based interconnections. These IP-based interconnections were carried out by the agreement and readiness of the telecommunications operator. The new scheme does not change howinterconnection charges are determined. MoCI Regulation No.5/2021 requires operators that will change the RIO is required to submit a proposal for RIO changes to the MoCI. ROI of telecommunication network operator with a dominant position is subject of evaluation by DGPI of MoCI. DGPI of MoCI determines the telecommunication network operator that provides interconnection services with a dominant position which is one that control 50% (fifty percent) or more of the total operating revenues of the entire operation of telecommunication networks in basic telephony services or control the largest share of operating revenues of the total operating revenues of all telecommunication Network operators from basic telephony services.

The Government has stipulated in MoCI regulation No.5/2021 that the transition period of interconnection services regime from TDM-based to IP-based is started on July 1, 2021 to December 31, 2024. It is expected that, in 2025, all interconnection services will be IP-based.

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

In implementing this strategic control approach:

1.	the role of the corporate office is focused on providing, creating, and implementing our overall corporate strategy (i.e. directing overall strategy and portfolio strategy); and
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

● Our enterprise customer facing unit is responsible for relationships and interactions with small medium enterprises, government institutions, and corporate customers.

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

● Our finance and risk management functional unit is responsible for implementation cost and capital efficiency program and maximizing the value of our assets as well as managing the overall risk of the Group.

● Our human capital management functional unit is responsible for talent management upgrading human resources capabilities, organization structure and workforce planning, design, and implementation, industrial relation, learning, assessment and community development.

The table below sets forth our operating companies and significant subsidiaries organized under the relevant CFU, including those subsidiaries that hold our principal telecommunications licenses, our percentage ownership interest, direct and indirect, and our voting power in each subsidiary as of December 31, 2021

Subsidiary			Percentage of
			Ownership
			Interest
		Country of	(Direct and	Voting
	Customer Facing Unit	Incorporation	Indirect) (%)	Power (%)
PT Telekomunikasi Selular (Telkomsel)	Mobile	Indonesia	65	65
PT Telkom Akses (Telkom Akses)	Consumer	Indonesia	100	100
PT Finnet Indonesia (Finnet)	Enterprise	Indonesia	60	60
PT Infomedia Nusantara (Infomedia)	Enterprise	Indonesia	100	100
PT Multimedia Nusantara (Metra)	Enterprise	Indonesia	100	100
PT Telkom Satelit Indonesia (Telkomsat)	Enterprise	Indonesia	100	100
PT PINS Indonesia (PINS)	Enterprise	Indonesia	100	100
PT Sigma Cipta Caraka (Sigma)	Enterprise	Indonesia	100	100
PT Metra Digital Media (MD Media)	Enterprise	Indonesia	100	100
PT Administrasi Medika (Ad Medika)	Enterprise	Indonesia	100	100
PT Sigma Tata Sadaya (STS)	Enterprise	Indonesia	100	100
PT Dayamitra Telekomunikasi (Mitratel)	Wholesale and International	Indonesia	71.87	71.87
PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra)	Wholesale and International	Indonesia	100	100
PT Telekomunikasi Indonesia International (Telin)	Wholesale and International	Indonesia	100	100
PT Melon Indonesia (Melon)	Digital Services	Indonesia	100	100
PT Metraplasa (Metraplasa)	Digital Services	Indonesia	60	60
PT Metra-Net (Metranet)	Digital Services	Indonesia	100	100

A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2021, is contained in Notes 1d and 11 to our Consolidated Financial Statements included elsewhere in this report.

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

Except for ownership rights granted to individuals in Indonesia, reversionary rights to land rests with the Government, pursuant to Agrarian Law No. 5 of 1960. Land title is designated through land rights, including Right to Build (Hak Guna Bangunan or "HGB") and Right of Use (Hak Guna Usaha or "HGU"). Land title holders enjoy full use of the land for a specified period, subject to renewal and extensions. In most instances, land rights are part of right of use of assets, freely tradable and may be placed as security under loan agreements.

We lease several pieces of land located throughout Indonesia together with rights to build and use such land for periods varying from 10 to 50 years, which will expire between 2022 and 2070. We hold registered rights to build and right to use for most of our properties. Pursuant to Government Regulation No. 18 of 2021 on Right to Manage, Land Right, Apartment Unit, and Land Registration, the maximum initial period for the right to build is 30 years and is extendable for an additional 20 years. The right to build can further be renewed for an additional period of 30 years. We are not aware of any environmental issues that could affect the utilization of our property and equipment and right of use assets. Please refer to Note 14 to our Consolidated Financial Statements.

All assets owned by our Company have been pledged as collateral for bonds. Please refer to Note 21b.(i) to our Consolidated Financial Statements. Certain property and equipment of our subsidiaries with gross carrying value amounting to Rp22,939 billion as of December 31, 2021 have been placed as collateral for loan agreements. Please refer to Notes 20, 21c and 21d to our Consolidated Financial Statements.

Insurance

As of December 31, 2021, our property and equipment (excluding land rights), with net carrying amount of Rp161,287 billion was insured against fire, theft, earthquake and other specified risks, under blanket policies totaling Rp29,601 billion, HK$8 million, SG$360 million, and MYR72 million, and first loss basis amounted to Rp2,750 billion. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

Additionally, in 2021, we obtained proceeds from an insurance claim on lost and broken property and equipment, with a total value of Rp133 billion.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2021 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

Our subsidiary, Telkomsel, is party to international roaming agreements with Mobile Telecommunication Company of Iran and Irancell Telecommunications Services Company, which are or may be Government-controlled entities. In 2021, we recorded gross revenues of US$251 from transactions under these agreements. The amount of our net profits earned under these agreements is not determinable, but it does not exceed our gross revenues from these agreements. The purpose of these agreements is to provide Telkomsel's customers with coverage in areas where Telkomsel does not own networks, and for this reason Telkomsel intends to continue the activities covered by these agreements

We also provide telecommunications services in the ordinary course of business to the Embassy of Iran in Jakarta, Indonesia. We recorded gross revenue of approximately Rp25.8 million from these services in 2021. The amount of our net profits earned under these services is not determinable, but it does not exceed our gross revenues from these services. As one of the primary providers of telecommunications services in Indonesia, we intend to continue providing such services, as we provide to the embassies of many other nations.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included elsewhere in this Form 20-F. These Consolidated Financial Statements were prepared in accordance with IFRS as issued by the IASB.

A discussion of the changes in our financial condition and results of operations for the fiscal years ended December 31, 2020 and 2019, has been omitted from this Form 20-F, but may be found in "Item 5. Operating and Financial Review, of the Telkom 2020 annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 30, 2021, which is available free of charge on the SEC’s website at www.sec.gov and our website at www.telkom.co.id.

A.                         OPERATING RESULTS

Overview

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become the preferred digital telecommunications company in the region. As of December 31, 2021, we had approximately 176.0 million mobile cellular subscribers through Telkomsel, 9.0 million subscribers on our fixed wireline network, and 129.1 million broadband subscribers (consisting of 120.5 million mobile broadband subscribers and 8.6 million fixed broadband IndiHome subscribers). We also provide a wide range of other communication services, including telephone network, interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services. We also operate multimedia businesses such as content and applications. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and strategic execution capabilities.

The Indonesian gross domestic product increased by 5.07% annually on average between 2016 and 2019 but the gross domestic product suffered a 2.07% contraction in 2020, according to the Indonesian Central Bureau of Statistics (computed at constant market prices as at February 2021). This contraction in 2020 was mainly due to the negative impact of the COVID-19 pandemic and related containment measures. Inflation decreased from an average of 3.12% between 2016 and 2019 to 1.68% in 2020, according to the Indonesian Central Bureau of Statistics. In the second quarter of 2021, Indonesia’s economy expanded by 3.3% and 7.1% on a QoQ and YoY basis respectively. All sectors experienced growth, primarily driven by government spending, production sectors, higher domestic consumption and strong export/import demand, according to the Indonesian Central Bureau of Statistics and Bank of Indonesia. A decrease in the inflation rate due to depressed demand could create deflationary pressure making it more difficult to stimulate economic growth, which in turn would affect our enterprise segment. Overall the decline in inflation did not materially affect our Company. The Rupiah depreciated from an average of Rp13,307 to one U.S. Dollar in 2016 to an average of Rp14,572 to one U.S. Dollar in 2020 and reached its lowest value against the U.S. Dollar in April 2020 at Rp16,741 to one U.S. Dollar, according to data from Bank Indonesia. In 2021, the Rupiah has remained stable against U.S. dollar due to favourable coal prices and surging demand from other countries including China. Though the exposure of our Company and our subsidiaries to foreign exchange rates is not material, we are exposed to foreign exchange risk on sales, purchases and borrowings that are primarily denominated in U.S. Dollar and Japanese Yen.

See "Item 11. Quantitative and Qualitative Disclosure about Market Risk – Foreign Exchange Rate Risk."

The growth in our revenues in 2021 compared with 2020 was largely driven by increases in revenues from data, internet, and information technology services that increased by 8.5% and from IndiHome that increased by 18.5%.

Our operating results in 2021 compared with 2020 also reflected an increase in expenses. This increase was mainly driven by an increase in operation, maintenance, and telecommunication service expense of 10.3% and an increase in depreciation and amortization expenses of 9.6% as a result of our infrastructure development to better serve our customers, particularly for internet and data services. The adoption of IFRS 16 (Amortization of Right-of-use Assets) also contributed to the one-off increase in depreciation and amortization expense in 2021. See Note 14 to our Consolidated Financial Statements.

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

Number of Mobile Broadband Subscribers

We track the number of our mobile cellular subscribers (through Telkomsel) as an indicator of competitiveness and the ability to capture growth opportunities generated by increased consumption of internet data and digital services on cellular phones.

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

Profit for the Year

Profit for the year is equal to operating profit minus finance costs, plus finance income, share of loss of long-term investment in associates, minus income tax and impairment of long-term investments in associated companies.

Principal Factors Affecting our Financial Condition and Results of Operations

Increase in Data, Internet, and Information Technology Services

In Indonesia, mobile phones have become the primary tool for telecommunication, both for voice calls as well as in terms of internet usage. The growing popularity of smartphones has contributed to the growth of traffic in 2021. As a result, ARPU slightly decreased from approximately Rp44,000 in 2020 to approximately Rp43,600 in 2021. This decrease in ARPU was mainly due to the negative impact of the COVID-19 pandemic on the overall Indonesian economy as well as mobility restrictions which led to consumption shifting from mobile to Wi-Fi coupled with the affordability concerns.

The share of our revenue generated by data, internet, and information technology services revenues has been increasing in the last few years and accounted for 57.4% of our consolidated revenues for 2021.  A key driver of this trend is the increase in revenue from cellular data and internet.

We expect that revenue from cellular data and internet will continue to increase and contribute to a larger portion of our consolidated revenues in line with an expected continued increase in the prevalence of smartphone usage in Indonesia. We also intend to increase such revenues by focusing our marketing efforts to encourage customers who only utilize mobile voice and SMS services to commence utilizing mobile broadband services We also intend to continue our promotion of mobile package options in order to encourage existing mobile broadband services customers to increase their use of such services. In addition, we believe there is opportunity for growth in non-cellular internet, data communication and internet technology revenue, particularly through greater adoption of broadband internet at homes in Indonesia through our IndiHome service, as penetration of broadband internet at homes in Indonesia is still relatively low.

Increase in revenue generated by IndiHome

Since launch in 2015, the number of IndiHome subscribers has increased significantly. The number of IndiHome subscribers increased by 7.3% from 8.0 million subscribers in 2020 to 8.6 million subscribers in 2021. This increase drove an increase in revenue generated by IndiHome subscriptions.

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

In addition, due to increased data consumption caused by the COVID-19 outbreak and containment measures implemented by the Government and companies, such as work-from-home or study-from-home initiatives, and increased consumption of digital services such as online shopping, revenue generated by IndiHome increased in 2020 and 2021.

Declining Legacy Cellular Telephone Revenues

The rapid development of new technologies, new services and products, and new business models has resulted in distinctions between local, long-distance, wireless, cable and internet communication services being lessened and has brought new competitors into the telecommunications market. Traditional cellular services, such as voice and SMS services, are subject to increasing competition from non-traditional telecommunications services, such as Over The Top products including instant voice, messaging services and other mobile services. As a result, our cellular telephone revenues, which comprise usage charges and monthly subscription charges for mobile voice and SMS services, have flattened in recent years, and in 2017 began to decline. We expect that such revenues will continue to decline in the future. Our cellular telephone revenues decreased by 24.5% from Rp19,510  billion in 2020 to Rp14,737 billion in 2021. In addition, we also expect that the contribution of revenues from cellular phone services to our consolidated revenues will continue to decrease in the future, as we expect that contribution from data, internet and information technology services will continue to grow and comprise a greater percentage of our consolidated revenues in the future. Our revenues from cellular phone services accounted for 10.2% of our consolidated revenues for 2021 compared to 14.2% for 2020. See "Item

3 Key Information — Risk Factors — Risks Related to our Business — Risks Related to our Fixed and Cellular Telecommunications Business."

Variations in operation and maintenance expenses

Our operation and maintenance expenses primarily comprise expenses associated with network maintenance to improve our mobile cellular and fixed broadband services. In 2021, our operations and maintenance expenses increased compared to 2020. We expect that our operation and maintenance expenses will remain relatively stable or increase slightly in the future in line with our expected growth in subscribers and traffic as well as the investments that we intend to make to continue developing our network infrastructure, particularly for internet and data service, in order to increase in our network capacities to better serve our customers. Our operation and maintenance expenses increased by 7.6%, from Rp19,956 billion in 2020 to Rp21,467 billion in 2021. This increase was primarily due to more selective investments and delays in the incurrence of certain project expenses in 2020 due to the COVID-19 pandemic which were then executed in 2021.

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

Telkom's Consolidated Statements of Profit or Loss and Other Comprehensive Income

The following table sets out our Consolidated Statements of Profit or Loss and Other Comprehensive Income For the Years ended December 31, 2019, 2020 and 2021. Each item is expressed as a percentage of total revenues or expenses.

	2019		2020		2021
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
REVENUES
Telephone revenues
Cellular	28,019	20.7	19,510	14.3	14,737	10.3	1,034
Fixed line	2,888	2.1	2,100	1.5	1,730	1.2	121
Total telephone revenues	30,907	22.8	21,610	15.8	16,467	11.5	1,155
Interconnection revenues	6,290	4.6	7,686	5.6	7,787	5.4	546
Data, internet, and information technology service revenues
Cellular data and internet	52,858	39.0	59,502	43.6	64,500	45.0	4,526
Internet, data communication, and information technology services	9,072	6.7	9,744	7.1	10,272	7.2	721
Short Messaging Service ("SMS")	6,954	5.1	4,817	3.5	4,754	3.3	334
Others	1,029	0.8	1,753	1.3	2,698	1.9	189
Total data, internet, and information technology service revenues	69,913	51.6	75,816	55.6	82,224	57.4	5,770
Network revenues	1,845	1.4	1,671	1.2	1,880	1.3	132
IndiHome revenues	18,325	13.5	22,214	16.3	26,325	18.4	1,847
Other services
Manage service and terminal	1,672	1.2	1,293	0.9	2,048	1.4	144
Call center service	799	0.6	845	0.6	1,081	0.8	75
E-health	523	0.4	549	0.4	640	0.4	45
E-payment	566	0.4	499	0.4	487	0.3	34
Sales of peripherals	1,109	0.8	0	0	0	0	0
Others	2,369	1.7	1,987	1.5	1,859	1.3	130
Total other services	7,038	5.2	5,173	3.8	6,115	4.3	429
Total revenues from contract with customer	134,318	99.1	134,170	98.3	140,798	98.3	9,880
Revenues from lessor transaction	1,239	0.9	2,277	1.7	2,412	1.7	169
Total revenues	135,557	100.0	136,447	100.0	143,210	100.0	10,048

	2019		2020		2021
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
EXPENSES
Operation, maintenance, and telecommunications service expense
Operation and maintenance	20,417	22.0	19,956	21.3	21,467	22.4	1,506
Radio frequency usage charges	5,736	6.2	5,930	6.3	6,097	6.4	428
Leased lines and CPE	4,709	5.1	3,353	3.6	5,003	5.2	351
Concession fees and USO charges	2,370	2.6	2,411	2.6	2,472	2.6	173
Electricity, gas, and water	1,102	1.2	946	1.0	898	0.8	63
Cost of SIM cards and vouchers	645	0.7	487	0.5	673	0.8	47
Project Management	460	0.5	538	0.6	519	0.5	37
Insurance	246	0.3	378	0.4	432	0.5	30
Vehicles rental and supporting facilities	386	0.4	334	0.4	305	0.3	22
Cost of sales of peripherals	1,109	1.2	57	0.1	66	0.1	5
Others	273	0.3	185	0.2	201	0.2	14
Total operation, maintenance, and telecommunications service expenses	37,453	40.3	34,575	37.0	38,133	39.8	2,676
Depreciation and amortization	27,204	29.3	28,925	30.9	31,714	33.2	2,225
Personnel expenses
Salaries and related benefits	7,945	8.6	8,272	8.8	8,661	9.1	608
Vacation pay, incentives, and other benefits	3,538	3.8	4,321	4.6	4,999	5.2	351
Periodic pension benefit cost	840	0.9	804	0.9	1,137	1.2	80
Net periodic post-employment health care benefit cost	167	0.2	253	0.3	263	0.3	18
Obligation under the Labor Law	136	0.1	258	0.3	254	0.3	17
LSA expense	290	0.3	290	0.3	153	0.2	11
Other post-employment benefit cost	33	0.0	81	0.1	23	0.0	2
Long service employee benefit cost	—	—	53	0.1	3	0.0	0
Others	63	0.1	58	0.1	31	0.0	2
Total personnel expenses	13,012	14.0	14,390	15.4	15,524	16.3	1,089
Marketing expenses	3,416	3.7	3,482	3.7	3,633	3.8	255
General and administrative expenses
General expenses	1,651	1.8	1,805	1.9	2,043	2.1	143
Professional fees	793	0.9	981	1.0	789	0.8	55
Allowance for expected credit losses	1,899	2.0	2,344	2.5	477	0.5	33
Travelling	410	0.4	275	0.3	321	0.3	24
Training, education, and recruitment	461	0.5	308	0.3	284	0.3	20
Meeting	276	0.3	184	0.2	249	0.3	17
Social contribution	200	0.2	223	0.2	213	0.2	15
Collection expenses	176	0.2	193	0.2	212	0.2	15
Research and development	45	0.0	52	0.1	82	0.1	6
Others	296	0.3	199	0.2	346	0.4	24
Total general and administrative expenses	6,207	6.7	6,564	7.0	5,016	5.2	352
Interconnection expenses	5,077	5.5	5,406	5.8	5,181	5.4	364
Unrealized gain on changes in fair value of investments	58	0.1	129	0.1	3,432	3.6	241
Gains (losses) on foreign exchange - net	(89)	(0.1)	(86)	(0.1)	50	0.1	4
Other income - net	837	0.9	810	0.9	162	0.2	12
Total expenses	92,901	100.0	93,498	100.0	95,635	100.0	6,709
Operating profit	43,994		43,958		47,653		3,344
Finance income	1,095		800		558		39
Finance costs	(5,452)		(4,602)		(4,394)		(308)
Share of loss of long-term investment in associates - net	(166)		(246)		(78)		(5)
Impairment of long-term investment in associated companies	(1,172)		(763)		—		—
Profit before income tax	38,299		39,147		43,739		3,070
Income tax (expense) benefit	(10,439)		(9,257)		(9,640)		(677)
Profit for the year	27,860		29,890		34,099		2,393
Other comprehensive income (losses) - net	(2,189)		(3,581)		1,980		138
Total comprehensive income for the year	25,671		26,309		36,079		2,531
Profit for the year attributable to owners of the parent company	19,068		21,052		24,877		1,746
Total comprehensive income for the year attributable to owners of the parent company	17,029		17,840		26,884		1,886
Basic and diluted earnings per share (in full amount)
Profit per share	192,49		212.51		251.13		0.02
Profit per ADS (100 Series B Shares per ADS)	19,248,51		21,251.29		25,112.50		1.76

Please note that the above table should be read in conjunction with the below discussion on comparability of financial information of and for the financial years ended December 31, 2021 and 2020. See "— New Standards and Interpretations."

Financial Overview

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Total revenues increased by Rp6,763 billion, or 5.0%, from Rp136,447 billion in 2020 to Rp143,210 billion (US$10,048 million) in 2021. This increase was primarily due to an increase in data, internet and information technology service revenues, IndiHome revenues, interconnection revenues, and other revenues but was partially offset by a decrease in cellular telephone revenues and SMS revenues.

a.        Cellular Telephone Revenues

Cellular telephone revenues represented 10.3% of our consolidated revenue in 2021. Cellular revenues decreased by Rp4,773 billion, or 24.5%, from Rp19,510 billion in 2020 to Rp14,737 billion (US$1,034 million) in 2021. This decrease was primarily due to a decrease in usage of voice services because customers increasingly choose to use non-traditional telecommunications services, such as Over the Top services, as an alternative to voice services.

b.        Fixed Line Telephone Revenues

Fixed line telephone revenues decreased by Rp370 billion, or 17.6%, from Rp2,100 billion in 2020 to Rp1,730 billion (US$121 million) in 2021. This decrease in fixed line telephone revenues was primarily due to a decrease in voice service usage due to customers shifting to Over the Top services, as an alternative to voice services.

c.           Interconnection Revenues

Interconnection revenues comprise interconnection revenues from our fixed line network and interconnection revenues from Telkomsel's mobile cellular network, including incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues increased by Rp101 billion, or 1.3%, from Rp7,686 billion in 2020 to Rp7,787 billion (US$546 million) in 2021, primarily due to an increase in voice wholesale traffic between countries and SMS A2P (application to person) services.

d.           Data, Internet and Information Technology Service Revenues

Our data, internet and information technology service revenues accounted for 57.4% of our consolidated revenues in 2021, compared to 55.6% in 2020. Data, internet and information technology service revenues increased by Rp6,408 billion, or 8.5%, from Rp75,816 billion in 2020 to Rp82,224 billion (US$5,770 million) in 2021. This increase was primarily due to:

● an increase in cellular data and internet revenues by Rp4,998 billion, or 8.4%, from Rp59,502 billion in 2020 to Rp64,500 billion in 2021. This increase was primarily driven by an increase in mobile broadband subscribers from 115.9 million subscribers as of December 31, 2020 to 120.5 million subscribers as of December 31, 2021. The increase in such revenues also reflected increased mobile traffic data due to the impact of COVID-19 on customers' habits (for instance increased use of digital services). For additional information on factors driving the growth of our cellular data and internet revenues, see "— Principal Factors Affecting our Financial Condition and Results of Operations — Increase in Data, Internet, and Information Technology Services;"

● an increase in other data and internet revenues by Rp945 billion, or 53.9%, from Rp1,753 billion in 2020 to Rp2,698 billion in 2021, primarily due to an increase in volume of collocation data center and value added services; and

● an increase in internet, data communication and information technology service revenues by Rp528 billion, or 5.4%, from Rp9,744 billion in 2020 to Rp10,272 billion in 2021, primarily due to an increase in volumes of enterprise solutions services such as enterprise connectivity and IT services.

Such increases were partially offset by a decrease in SMS revenues of Rp63 billion, or 1.3%, from Rp4,817 billion in 2020 to Rp4,754 billion in 2021. This decrease was primarily due to increased competition from non-traditional telecommunications services, such as Over The Top products including instant voice, messaging services and other mobile services.

e.           Network Revenues

Network revenues increased by Rp209 billion, or 12.5%, from Rp1,671 billion in 2020 to Rp1,880 billion (US$132 million) in 2021, primarily due to an increase in leased lined and VSAT revenue from the enterprise segment due to higher demand as a consequence to the COVID-19 pandemic recovery.

f.           IndiHome Revenues

IndiHome revenues increased by Rp4,111 billion, or 18.5%, from Rp22,214 billion in 2020 to Rp26,325 billion (US$1,847 million) in 2021. The increase was primarily due to an increase in the number of fixed broadband subscribers from 8.0 million as of December 31, 2020 to 8.6 million as of December 31, 2021. Data traffic of IndiHome increased from 24.5 million terabytes in 2020 to 32.6 million terabytes in 2021 due to the impact of COVID-19 on customers' habits (for instance increased use of digital services and more generally the internet during periods customers studied or worked from home).

g.           Other Services

In 2021, revenues from other services increased by Rp942 billion, or 18.2%, from Rp5,173 billion in 2020 to Rp6,115 billion (US$429 million) in 2021. The increase was primarily due to:

● an increase in manage service and terminal revenues by Rp755 billion, or 58.4%, from Rp1,293 billion in 2020 to Rp2,048 billion in 2021, primarily due to an increase in management service revenues from the enterprise segment due to the recovery of delayed projects as a consequence of the COVID-19 pandemic. This increase was also in line with our business strategy to adapt our product mix so as to reduce the share of our revenue sourced from the sale of lower margin products such as hardware products;

● an increase in call center services revenue by Rp236 billion, or 27.9% from Rp845 billion in 2020 to Rp1,081 billion in 2021, primarily due to an increase in telecommunication services and supporting facilities services sales; and

● an increase e-health revenue by Rp91 billion or 16.6% from Rp549 billion in 2020 to Rp640 billion in 2021, primarily due to an increase in enterprise health services sales such as smart platform and ICT services.

This increase in our other services revenue was partially offset by:

● a decrease in others revenues by Rp128 billion, or 6.4%, from Rp1,987 billion in 2020 to Rp1,859 billion in 2021 due to lower demand in our other products; and

● a decrease in e-payment revenues by Rp12 billion, or 2.4%, from Rp499 billion in 2020 to Rp487 billion in 2021 due to lower transaction volume.

h.           Revenues from Lessor Transactions

Revenues from lessor transaction increased by Rp135 billion or 5.9% from Rp2,277 billion in 2020 to Rp2,412 billion (US$169 million) in 2021. This increase resulted primarily from increased rental revenues from the telecommunication towers, which reflected an increase in the number of tenants.

Expenses

Total expenses increased by Rp2,137 billion, or 2.3%, from Rp93,498 billion in 2020 to Rp95,635 billion (US$6,709 million) in 2021. This increase in expenses was attributable primarily to increases in depreciation and amortization as well as operation, maintenance and telecommunication services expenses.

a.           Operation, Maintenance, and Telecommunications Service Expenses

Operation, maintenance, and telecommunications service expenses increased by Rp3,558 billion, or 10.3%, from Rp34,575 billion in 2020 to Rp38,133 billion (US$2,676 million) in 2021.

This increase in operation, maintenance and telecommunications service expenses was primarily attributable to:

● an increase in leased line and CPE expenses by Rp1,650 billion, or 49.2%, from Rp3,353 billion in 2020 to Rp5,003 billion in 2021, in line with the increase in network revenue and also as a result of the implementation of our business strategies to adapt our product mix so as to reduce the share of our revenue sourced from the sale of lower margin products such as hardware products;

● an increase in operation and maintenance expenses by Rp1,511 billion, or 7.6%, from Rp19,956 billion in 2020 to Rp21,467 billion in 2021. This increase was primarily due to a number of projects that were delayed in 2020 as a result of the COVID-19 pandemic being executed in 2021;

● an increase in cost of SIM cards and vouchers by Rp186 billion or 38.2% from Rp487 billion in 2020 to Rp673 billion in 2021, primarily due to an increase in cellular services of mobile segment and games services of digital segment;

● an increase in radio frequency usage charges by Rp167 billion or 2.8% from Rp5,930 billion in 2020 to Rp6,097 billion in 2021, primarily due to an increase in service usage of data and cellular internet;

●	an increase in insurance expense by Rp54 billion or 14.3% from Rp378 billion in 2020 to Rp432 billion in 2021; and
●

an increase in the cost of sales of peripherals by Rp9 billion, or 15.8%, from Rp57 billion in 2020 to Rp66 billion in 2021, primarily due to an increase in sales of handsets by our subsidiary PINS, which reflected an increase in demand for such products.

b.           Depreciation and Amortization

Depreciation and amortization increased by Rp2,789 billion, or 9.6%, from Rp28,925 billion in 2020 to Rp31,714 billion (US$2,225 million) in 2021 in line with the development of our network infrastructure both for our mobile and fixed businesses, whose related assets are subject to depreciation and amortization.

c.           Personnel Expenses

Personnel expenses increased by Rp1,134 billion, or 7.9%, from Rp14,390 billion in 2020 to Rp15,524 billion (US$1,089 million) in 2021. This increase was primarily due to:

● a 15.7% increase in vacation pay, incentives and other benefits to our employees in the amount of Rp678 billion, from Rp4,321 in 2020 to Rp4,999 billion in 2021;

● an increase in salaries and related benefit by Rp389 billion or 4.7% from Rp8,272 billion in 2020 to Rp8,661 billion in 2021; and

● an increase in periodic pension benefit cost by Rp333 billion or 41.4% from Rp804 billion in 2020 to Rp1,137 billion in 2021.

Such increase was primarily due to an increase in the total number of employees.

This increase in our personnel expenses was partially offset by:

● a decrease in long service awards expenses by Rp137 billion, or 47.2%, from Rp290 billion in 2020 to Rp153 billion in 2021;

● a decrease in other post-employment benefit cost by Rp58 billion, or 71.6%, from Rp81 billion in 2020 to Rp23 billion in 2021; and

● a decrease in long service employee benefit cost by Rp50 billion, or 94.3%, from Rp53 billion in 2020 to Rp3 billion in 2021 due to lower post-employment benefit plan.

d.           Marketing Expenses

Marketing expenses increased by Rp151 billion, or 4.3%, from Rp3,482 billion in 2020 to Rp3,633 billion (US$255 million) in 2021.  This increase was primarily due to increased advertising and promotions expenses.

e.           General and Administrative Expenses

General and administrative expenses decreased by Rp1,548 billion, or 23.6%, from Rp6,564 billion in 2020 to Rp5,016 billion (US$352 million) in 2021, primarily due to a 79.7% decrease in the allowance for expected credit losses in the amount of Rp1,867 billion from Rp2,344 billion in 2020 to Rp477 billion in 2021. This decrease in the allowance for expected credit losses was primarily due to a lesser expected negative impact of the COVID-19 pandemic on our customers' creditworthiness. This decrease in our general and administrative expenses was partially offset by an increase in general expense by Rp238 billion or 13.2%.

f.           Interconnection Expenses

Interconnection expenses decreased by Rp225 billion, or 4.2%, from Rp5,406 billion in 2020 to Rp5,181 billion (US$364 million) in 2021, reflecting our strategic focus on increasing operating profit.

g. Unrealized gain on changes in fair value of investments

We had a gain on changes in fair value of investments of Rp3,432 billion (US$241 million) in 2021 compared with gain on changes in fair value of investments of Rp129 billion in 2020 due to an increase of unrealized gain from investment valuation of GoTo and MDI.

h.           Gains (Losses) on Foreign Exchange - net

We had a gain on foreign exchange-net of Rp50 billion (US$4 million) in 2021 compared with a loss on foreign exchange-net of Rp86 billion in 2020.

i.           Other Income - net

Other income decreased by Rp648 billion, or 80.0%, from Rp810 billion in 2020 to Rp162 billion (US$12 million) in 2021 due to our lower other income related to dividends from our subsidiaries, proceeds from the insurance claim on lost and broken property and equipment, and final tax on construction services and leases.

Operating Profit and Operating Profit Margin

As a result of the foregoing, our operating profit increased by Rp3,695 billion, or 8.4%, from Rp43,958 billion in 2020 to Rp47,653 billion (US$3,344 million) in 2021. Our operating profit margin increased from 32.2% in 2020 to 33.3% in 2021.

Finance Income

Finance income decreased by Rp242 billion or 30.3%, from Rp800 billion in 2020 to Rp558 billion (US$39 million) in 2021, due to lower interest rates, which was partially offset by higher cash deposits.

Finance Costs

Finance costs decreased by Rp208 billion or 4.5%, from Rp4,602 billion in 2020 to Rp4,394 billion (US$308 million) in 2021, in line with decreased bank interest rates.

Impairment of Long-term Investment in Associated Companies

We had an impairment of long-term investment in associated companies of Rp763 billion in 2020 primarily due to full impairment of our investment in two companies.  We did not have any impairment of long-term investment in associated companies in 2021.

Profit before Income Tax and Pre-tax Profit Margin

As a result of the foregoing, our profit before income tax increased by Rp4,592 billion, or 11.7%, from Rp39,147 billion in 2020 to Rp43,739 billion (US$3,070 million) in 2021. Our pre-tax profit margin was 28.7% for 2020 and 30.5% for 2021.

Income Tax (Expense) Benefit

Our income tax expense increased by Rp383 billion, or 4.1%, from Rp9,257 billion in 2020 to Rp9,640 billion (US$677 million) in 2021, as a result of lesser fiscal stimulus from the Government which decided to lower corporate income taxes, among other measures, to mitigate the negative effects of the COVID-19 pandemic in Indonesia and the deferred tax income of Rp541 billion in 2020 compared to the deferred tax expense of Rp83 billion in 2021.

Other Comprehensive Income (Losses) – Net

We recorded other comprehensive income of Rp1,980 billion (US$138 million) for 2021 compared to other comprehensive expense of Rp3,581 billion for 2020, primarily due to actuarial gain of Rp1,955 billion recognized in 2021 relating to our Defined Benefit Pension Plan ("DBPP").

Total Comprehensive Income for the Year

As a result of the foregoing, our total comprehensive income for the year increased by Rp9,770 billion, or 37.1%, from Rp26,309 billion in 2020 to Rp36,079 billion (US$2,531 million) in 2021.

Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp3,825 billion, or 18.2%, from Rp21,052 billion in 2020 to Rp24,877 billion (US$1,746 million) in 2021.

Total Comprehensive Income for the Year Attributable to Owners of the Parent Company

Total comprehensive income for the year attributable to owners of the parent company increased by Rp9,044 billion, or 50.7%, from Rp17,840 billion in 2020 to Rp26,884 billion (US$1,886 million) in 2021.

Profit per Share

Our profit per share increased by Rp38.62 or 18.2%, from Rp212.51 in 2020 to Rp251.13 in 2021.

Segment Overview

In 2021, we realigned our operating segments for financial reporting purposes to align with our new parenting strategy which is based on customer segmentation. As such, we have adopted five main operating segments, described in more details as follows:

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

For more detailed information regarding our segment information, see Note 33 to our Consolidated Financial Statements. Our segment results for 2019, 2020, and 2021 were as follows:

Telkom's Results of Operation by Segment

	Years Ended December 31,
	2019	2020	2021		2021-2020
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)	(%)
Mobile
Revenues
External revenues	87,897	83,720	84,267	5,912	0.7
Inter-segment revenues	3,163	3,297	3,097	217	(6.1)
Total segment revenues	91,060	87,017	87,364	6,130	0.4
Segment results	34,196	32,966	34,435	2,416	4.5
Depreciation and amortization	(14,233)	(19,715)	(20,333)	(1,427)	20.0
Provision recognized in current period	(521)	(83)	(99)	(7)	19.3
Consumer
Revenues
External revenues	17,706	20,957	24,930	1,749	19.0
Inter-segment revenues	786	1,148	187	13	(83.7)
Total segment revenues	18,492	22,105	25,117	1,762	13.6
Segment results	2,588	4,561	5,894	414	29.2
Depreciation and amortization	(3,529)	(3,990)	(6,566)	(461)	67.3
Provision recognized in current period	(665)	(511)	(285)	(20)	(44.2)
Enterprise
Revenues
External revenues	18,701	17,729	19,141	1,343	8.0
Inter-segment revenues	16,834	18,591	22,395	1,571	20.5
Total segment revenues	35,535	36,320	41,536	2,914	14.4
Segment results	(1,233)	(544)	(307)	(22)	(43.6)
Depreciation and amortization	(2,744)	(3,276)	(3,909)	(274)	21.9
Provision recognized in current period	(973)	(1,390)	(13)	(0)	(98.1)
Wholesale and International Business
Revenues
External revenues	10,609	13,501	14,255	1,000	5.6
Inter-segment revenues	16,265	16,139	18,072	1,268	12.0
Total segment revenues	26,874	29,640	32,327	2,268	9.1
Segment results	5,763	6,497	9,192	645	41.5
Depreciation and amortization	(3,264)	(5,069)	(4,702)	(330)	(1.0)
Provision recognized in current period	(121)	(267)	5	0	(101.9)
Others
Revenues
External revenues	197	219	205	14	(6.4)
Inter-segment revenues	1,289	1,550	2,395	168	54.5
Total segment revenues	1,486	1,769	2,600	182	47.0
Segment results	(60)	107	199	14	(86.0)
Depreciation and amortization	(21)	(25)	(20)	(1)	(20)
Provision recognized in current period	(13)	(8)	(33)	(2)	312.5

Please note that the above table should be read in conjunction with the below discussion on comparability of financial information of and for the financial years ended December 31, 2021 and 2020. See "— New Standards and Interpretation." See also "— Financial Overview — Year ended December 31, 2021 compared to year ended December 31, 2020" in Item 5 to our annual report on Form 20-F for the financial year ended December 31, 2020 filed with the SEC on April 30, 2021 and available free of charge on the SEC’s website at www.sec.gov and our website at www.telkom.co.id.

Year ended December 31, 2021 compared to year ended December 31, 2020

Mobile Segment

Our mobile segment revenues increased by Rp547 billion, or 0.7%, from Rp83,720 billion in 2020 to Rp84,267 billion in 2021. The increase was primarily due to:

● an increase in cellular data and internet revenues by Rp4,998 billion, or 8.4%, primarily reflecting a increase in revenue from data services due to customers shifting to Over the Top services, as an alternative to voice and SMS services; and

● an increase in the number of mobile broadband subscribers from 115.9 million subscribers as of December 31, 2020 to 120.5 million subscribers as of December 31, 2021. Mobile data traffic increased by 43.3% from 9.7 million terabytes to 13.8 million terabytes.

This increase was partially offset by the decrease in cellular service revenues by Rp4,763 billion, or 24.5% in 2021 compare with 2020. This decrease was primarily due to customers choosing to use non-traditional telecommunications services.

Consumer Segment

Our consumer segment revenues increased by Rp3,973 billion, or 19.0%, from Rp20,957 billion in 2020 to Rp24,930 billion in 2021, primarily due to an increase in IndiHome revenues by Rp3,893 billion, or 19.6%, resulting from an increase in the number of IndiHome subscribers from 8.0 million as of December 31, 2020 to 8.6 million as of December 31, 2021. Data traffic of IndiHome increased from 24.5 million terabytes in 2020 to 32.6 million terabytes in 2021, reflecting increase usage of digital services and of the internet by customers, in particular as a consequence of changing habits due to the COVID-19 pandemic and related measures implemented by the Government (for instance working-from-home or study-from-home initiative).

The increase in our consumer segment revenues was partially offset by a decrease in fixed line telephone revenues by Rp176 billion, or 16.4%, primarily due to the decrease in the usage of voice service due to the competition of other cellular services.

Enterprise Segment

Our enterprise segment revenues increased by Rp1,412 billion, or 8.0%, from Rp17,729 billion in 2020 to Rp19,141 billion in 2021, primarily due to:

●	an increase in other telecommunication services revenues by Rp914 billion, or 21.4%, primarily due to an increase in manage service and terminal revenues by Rp755 billion or 58.4%, an increase in call center service revenues by Rp237 billion or 30.6%, and an increase in e-health service revenues by Rp91 billion or 16.6%;
●	an increase in network revenues by Rp321 billion, or 41.9%, primarily due to the increase in leased lines and VSAT revenue for the enterprise product segment due to higher demand as COVID-19 pandemic declining; and
●	an increase in data, internet and information technology services by Rp153 billion or 1.6% primarily due to the increase demand of enterprise's product related to digital business. Such increase reflected our strategic focus on business lines which tend to generate recurring revenue streams and to be profitable, especially those that provide enterprise solutions services such as enterprise connectivity, data center and cloud services.

This increase was partially offset by a decrease fixed line revenues by Rp189 billion, or 22.6%, primarily due to declining voice services demand.

Wholesale and International Business Segment

Our wholesale and international business segment revenues increased by Rp754 billion, or 5.6%, from Rp13,501 billion in 2020 to Rp14,255 billion in 2021, mainly due to:

●	an increase in data, internet and information technology services revenue by Rp681 billion, or 29.6%, primarily due to an increase in internet, data communication and information technology services by Rp391 billion or 23.5% from data centers managed by Telin and an increase in others services revenue by Rp290 billion or 45.9%;
●	an increase in interconnection revenues by Rp143 billion, or 2.0%, primarily due to an increase in voice wholesale traffic between countries and SMS A2P (application to person) services; and
●	an increase in revenue from lessor transaction by Rp135 billion, or 5.9%, primarily due to an increase in revenue from tower lease rental which was in line with an increase in the number of tenants.

This increase in wholesale and international business segment revenues was partially offset by:

● a decrease in other telecommunications services revenues by Rp69 billion, or 14.9%. This decrease in other services revenues was primarily due to a decrease in others revenues by Rp68 billion, or 17.3%, which principally reflected decreased sales of devices, a decrease in construction revenue from TelkomInfra and a decrease in call center service revenues by Rp1 billion or 1.4%; and

● a decrease in telephone revenues by Rp15 billion or 5.5% due to a decrease in cellular revenue by Rp10 billion, or 12.0% and a decrease in fixed line revenue by Rp5 billion, or 2.6%.

Other Segment

Our other segment revenues decrease by Rp14 billion, or 6.4%, from Rp219 billion in 2020 to Rp205 billion in 2021 due to an increase in adjustments and eliminations by Rp127 billion or 42.5% compared to 2020. The decrease was partially offset by the increase of data, internet and information technology service revenues resulting from an increase in others services of Rp40 billion, or 28.6% related to our digital business.

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

A.   Internal Liquidity Sources

To fulfill our obligations, we rely primarily on our internal liquidity. As of December 31, 2021, we had Rp38,311 billion (US$2,688 million) in cash and cash equivalents available, representing an increase of Rp17,722 billion, or 86.1%, from Rp20,589 billion as of December 31, 2020. In addition, in 2021, we realized cash proceeds of Rp18,463 billion from the initial public offering of Mitratel.

Cash receipts from revenues comprised primarily cash receipts from revenues from customers, which amounted to Rp143,902 billion (US$10,097 million) in 2021, and were used for the payment of operating expenses, the acquisition of property and equipment, the payment of cash dividends and the repayment of loans and other borrowings.

Our internal liquidity strength is reflected in our current ratio, which we calculate as current assets divided by current liabilities. As of December 31, 2020 and 2021, our current ratio was 0.68 and 0.89, respectively.

B.   External Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, bonds and notes, other borrowings and two-step loans. We had external liquidity from loans and other borrowings of Rp68,579 billion as of December 31, 2021.

External Liquidity Sources

As of December 31, 2021, we had undrawn loan facilities which included the following sources of unused liquidity:

●	a credit facility with BCA in the amount of Rp2,650 billion;
●	a credit facility with Bank Mandiri in the amount of Rp12,150 billion;
●	a credit facility with BTPN Bank in the amount of Rp1,480 billion;
●	a credit facility with BNI in the amount of Rp4,496 billion;
●	a credit facility with BRI in the amount of Rp1,000 billion;
●	a credit facility with HSBC Bank in the amount of Rp2,237 billion;
●	a credit facility with Bank of China in the amount of Rp1,600 billion;

●	a credit facility with Bank CIMB Niaga in the amount of Rp796.6 billion and US$54,656,707;
●	a credit facility with DBS Bank in the amount of Rp275 billion;
●	a credit facility with Citibank in the amount of Rp500 billion;
●	a credit facility with Permata Bank in the amount of Rp792.8 billion; and
●	a credit facility with MUFG Bank in the amount of Rp2,940 billion.

Cash Flows

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements for 2019, 2020 and 2021:

	Years Ended December 31,
	2019	2020	2021
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Net cash flows:
provided by operating activities	58,966	65,317	68,353	4,797
used in investing activities	(35,875)	(35,099)	(37,914)	(2,660)
used in financing activities	(22,175)	(27,910)	(12,775)	(897)
Net increase in cash and cash equivalents	916	2,308	17,664	1,240
Effect of exchange rate changes on cash and cash equivalents	(109)	40	59	3
Allowance for expected credit losses	(1)	—	(1)	0
Cash and cash equivalents at beginning of year	17,435	18,241	20,589	1,445
Cash and cash equivalents at end of year	18,241	20,589	38,311	2,688

Year ended December 31, 2021 compared to year ended December 31, 2020

As of December 31, 2021, total cash and cash equivalents amounted to Rp38,311 billion, an increase of Rp17,722 billion, or 86.1%, from Rp20,589 billion as of December 31, 2020.

In 2021, operating activities generated the largest cash receipts which amounted to Rp148,234 billion, or 68.9% of total cash receipts, followed by financing activities which generated cash receipts of Rp65,075 billion, or 30.3% of total cash receipts, and investing activities which generated cash receipts of Rp1,696 billion, or 0.8% of total cash receipts. In total, cash receipts increased by Rp50,610 billion, or 30.8%, compared to 2020.

In 2021, cash used for operating activities amounted to Rp79,881 billion, or 40.5% of total cash disbursements, followed by cash used for financing activities which amounted to Rp77,850 billion, or 39.4% of total cash disbursements, and cash used for investing activities which amounted to Rp39,610 billion, or 20.1% of total cash disbursements. Compared to 2020, cash disbursements increased by Rp35,254 billion, or 21.8%.

Cash Flows from Operating Activities

Net cash generated by operating activities in 2021 was Rp68,353 billion (US$4,797 million), compared to Rp65,317 billion in 2020, representing an increase of Rp3,036 billion, or 4.6%.

Cash receipts from operating activities in 2021 amounted to Rp148,234 billion, an increase of Rp8,783 billion, or 6.3%, compared to 2020. Cash receipts principally originated from:

•	cash receipts from customers and other operators of Rp143,902 billion;

•	cash receipts from tax refund of Rp3,768 billion; and
•	cash receipts from finance income of Rp564 billion.

Cash disbursements from operating activities in 2021 amounted to Rp79,881 billion, an increase of Rp5,747 billion, or 7.8%, compared to 2020. The cash disbursements were primarily used for:

●	cash payments for expenses of Rp44,811 billion;
●	cash payments to employees of Rp13,262 billion;
●	cash payments for corporate and final income taxes of Rp9,679 billion;
●	cash payments for short-term lease and low-value lease assets of Rp5,308 billion;
●	cash payments for finance costs of Rp4,426 billion;
●	cash payments for value added taxes - net of Rp2,084 billion; and
•	cash receipts from (payments for) others - net of Rp311 billion.

Cash Flows used in Investing Activities

Net cash flows used in investing activities in 2021 amounted to Rp37,914 billion (US$2,660 million), compared to Rp35,099 billion in 2020, representing an increase of Rp2,815 billion, or 8.0%.

Cash receipts from investing activities amounted to Rp1,696 billion, an increase of Rp1,221 billion, or 257.1%, compared to 2020. The cash receipts principally originated from:

•	proceeds from (placement in) other current financial assets - net of Rp807 billion;
•	proceeds from sale of property and equipment of Rp756 billion; and
•	proceeds from insurance claims of Rp133 billion.

Cash disbursements from investing activities in 2021 amounted to Rp39,610 billion, an increase of Rp4,036 billion, or 11.3%, compared to 2020. The cash disbursements were used for:

•	purchases of property and equipment of Rp29,923 billion;
•	additional of long-term investments in financial instrument of Rp6,358 billion, primarily consisting of the subscription for convertible bonds in GoTo and other equity investments;
•	purchases of intangible assets of Rp2,845 billion;
•	increase in advance and other assets - net of Rp442 billion; and
•	additional contribution on long-term investments in associated companies of Rp42 billion.

Cash Flows used in Financing Activities

Net cash flows used in financing activities in 2021 amounted to Rp12,775 billion (US$897 million), compared to Rp27,910 billion in 2020, representing a decrease of Rp15,135 billion, or 54.2%.

Cash receipts from financing activities amounted to Rp65,075 billion in 2021, an increase of Rp40,606 billion, or 165.9%, compared to 2020. The cash receipts principally originated from:

•	proceeds from loans and other borrowings of Rp46,612 billion; and
•	proceeds from initial public offering of subsidiary of Rp18,463 billion.

Cash disbursements from financing activities amounted to Rp77,850 billion in 2021, an increase of Rp25,471 billion, or 48.6%, compared to 2020. The cash disbursements were used for:

•	repayments of loans and other borrowings of Rp43,740 billion;
•	cash dividends paid to the Company's stockholders of Rp16,643 billion;
•	cash dividends paid to non-controlling interests of subsidiaries of Rp13,242 billion; and
•	repayments of principal portion of lease liabilities of Rp4,225 billion.

Current Assets

As of December 31, 2021, our current assets were Rp61,288 billion (US$4,300 million) compared to Rp46,529 billion as of December 31, 2020, an increase of Rp14,759 billion, or 31.7%. This increase was primarily due to:

● an increase in our cash and cash equivalents of Rp17,722 billion, or 86.1%, from Rp20,589 billion as of December 31, 2020 to Rp38,311 billion as of December 31, 2021, primarily due to an increase in cash deposited with banks in the amount of Rp17,841 billion;

● an increase in contract assets by Rp1,294 billion, or 124.9%, from Rp1,036 billion as of December 31, 2020 to Rp2,330 billion as of December 31, 2021, primarily due to an increase in Enterprise Segment's contract assets from government customers;

●

an increase in assets held for sale of Rp779 billion, or 1,997.4%, from Rp39 billion as of December 31, 2020 to Rp818 billion as of December 31, 2021. As of December 31, 2020 and 2021, the equipment units of Telkomsel with the carrying amount of Rp39 billion and Rp818 billion, respectively, to be exchanged, and therefore the equipment units were reclassified as assets held for sale in the consolidated statement of financial position; and

● an increase in contract costs of Rp202 billion, or 44.5%, from Rp454 billion as of December 31, 2020 to Rp656 billion as of December 31, 2021.

This increase was partially offset by:

•

a decrease in trade and other receivables of Rp2,849 billion, or 24.7%, from Rp11,554 billion as of December 31, 2020 to Rp8,705 billion as of December 31, 2021, primarily due to a decrease in third parties and related parties receivables by Rp1,864 billion and Rp965 billion, respectively;

● a decrease in other current financial assets by Rp810 billion, or 62.2%, from Rp1,303 billion as of December 31, 2020 to Rp493 billion as of December 31, 2021, primarily due to a decrease in time deposits of Rp778 billion;

● a decrease in prepaid income taxes by Rp782 billion, or 72.5%, from Rp1,079 billion as of December 31, 2020 to Rp297 billion as of December 31, 2021, primarily due to an increase in our subsidiaries corporate income tax;

● a decrease in our prepaid other taxes of Rp408 billion, or 13.9%, from Rp2,945 billion as of December 31, 2020 to Rp2,537 billion as of December 31, 2021, primarily due to a decrease in VAT payable by Telkom and its subsidiaries;

● a decrease in inventory by Rp204 billion, or 20.8%, from Rp983 billion as of December 31, 2020 to Rp779 billion as of December 31, 2020, primarily due to a decrease in component, SIM cards and blank prepaid vouchers; and

●

a decrease in other current assets of Rp185 billion, or 2.8%, from Rp6,547 billion as of December 31, 2020 to Rp6,362 billion as of December 31, 2021 due to the decrease of advances paid by the customers.

Current Liabilities

As of December 31, 2021, our current liabilities were Rp68,695 billion (US$4,819 million) compared to Rp68,500 billion as of December 31, 2020, an increase of Rp195 billion, or 0.3%. This increase was primarily due to:

•

an increase in accrued expenses of Rp1,620 billion, or 11.4%, from Rp14,265 billion as of December 31, 2020 to Rp15,885 billion as of December 31, 2021 due to an increase in accrued expenses for operation, maintenance, and telecommunication services of Rp523 billion and an increase in salaries and benefit of Rp781 billion;

•

an increase in other tax liabilities of Rp892 billion, or 62.7%, from Rp1,422 billion as of December 31, 2020 to Rp2,314 billion as of December 31, 2021, due to a Rp396 billion increase in VAT payable by our subsidiaries;

•	an increase in current maturities of lease liabilities of Rp720 billion, or 15.0%, from Rp4,805 billion as of December 31, 2020 to Rp5,525 billion as of December 31, 2021;
●

an increase in customers deposits of Rp392 billion, or 19.4%, from Rp2,024 billion as of December 31, 2020 to Rp2,416 billion as of December 31, 2021, primarily due to an increase in customer deposit from new IndiHome customers which can be used to deduct the billing in 13th month or can be refund to customer who want to deactivate the services;

●

an increase in current income tax liabilities of Rp318 billion, or 24.6%, from Rp1,291 billion as of December 31, 2020 to Rp1,609 billion as of December 31, 2021, due to an increase in corporate income tax payable by Telkom by Rp276 billion; and

●

an increase in trade and other payable of Rp202 billion, or 1.1%, from Rp17,577 billion as of December 31, 2020 to Rp17,779 billion as of December 31, 2021 due to an increase in trade payables to third parties by Rp456 billion.

This increase was partially offset by:

●

a decrease in contract liabilities of Rp1,037 billion, or 13.2%, from Rp7,832 billion as of December 31, 2020 to Rp6,795 billion as of December 31, 2021, primarily due to decrease in advances from customers for mobile and enterprise amounting Rp892 billion and Rp723 billion, respectively. This decrease was offset by increase in advances from customers for WIB amounting Rp470 billion; and

●

a decrease in short-term bank loans and current maturities of long-term liabilities of Rp2,912 billion, or 15.1%, from Rp19,284 billion as of December 31, 2020 to Rp16,372 billion as of December 31, 2021, primarily due to a decrease in short-term bank loans of Rp3,252 billion and an increase in current maturities of long-term liabilities of Rp340 billion. We primarily decreased our short-term bank loans to have less debt to use for working capital purposes. The increase in current maturities of long term liabilities was primarily due to an increase in bonds and notes of Rp1,722 billion. This increase was offset by a decrease in two-step loans of Rp46 billion and a decrease of bank loans of Rp1,337 billion.

Working Capital

As of December 31, 2021, our working capital, defined as the difference between current assets and current liabilities as of the same date, increased by Rp14,564 billion compared to our working capital as of December 31, 2020. As at December 31, 2021, our current assets were lower than our current liabilities, resulting in a current ratio, defined as our current assets divided by our current liabilities, of 0.89 as of December 31, 2021. We closely monitor our working capital and generally try to lower it to maintain it at an optimal level so that we may manage our working capital efficiently, without restricting our ability to meet our current liabilities. This decrease in working capital was primarily due to:

•	an increase in current assets of Rp14,759 billion, or 31.7%, from Rp46,529 billion as of December 31, 2020 to Rp61,288 billion as of December 31, 2021. See"— Current Assets."
•	an increase in current liabilities of of Rp195 billion, or 0.3%, from Rp68,500 billion as of December 31, 2020 to Rp68,695 billion as of December 31, 2021. See"—Current Liabilities."

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

Capital Structure

Our capital structure as of December 31, 2021 is described as follows:

	Amount	Portion
	(Rp billion)	(%)
Short-term debt	6,682	3.5
Long-term debt	61,897	32.5
Total debt	68,579	36.1
Equity attributable to owners of the parent company	121,631	63.9
Total	190,210	100.0

As of December 31, 2021, our net debt to equity ratio was 0.25 and our debt service coverage ratio was 1.6 times, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

For further information on our Company's management policies related to capital, see Note 36 to our Consolidated Financial Statements.

Indebtedness

Consolidated total indebtedness (consisting of short-term bank loans, long-term liabilities, current maturities of long-term liabilities and other borrowings) as of December 31, 2019, 2020 and 2021 were as follows:

	As of December 31,
	2019	2020	2021
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Indonesian Rupiah	65,085	63,256	67,587	4,742
U.S. Dollar(1)	1,315	1,007	671	47
Japanese Yen(2)	491	418	285	20
Malaysian Ringgit(3)	66	41	36	3
Total	66,957	64,722	68,579	4,812

Notes:

(1)

The amounts as of December 31, 2019, 2020 and 2021 translated into Rupiah at Rp13,882.5, Rp14,050 and Rp14,252.50 = US$1, respectively, being the Reuters average rates for U.S. Dollar at each of those dates.

(2)	The amounts as of December 31, 2019, 2020 and 2021 translated into Rupiah at Rp127.79, Rp136.03 and Rp123.84 = Yen 1, respectively, being the Reuters average rates for Yen at each of those dates.
(3)	The amount as of December 31, 2019, 2020 and 2021 translated into Rupiah at Rp3,391.77, Rp3,481.17 and Rp3,421.97 = Ringgit 1, being the Reuters average rates for Ringgit.

Of our total indebtedness, as of December 31, 2021, Rp21,897 billion, Rp22,221 billion, Rp14,549 billion, and Rp9,912 billion were scheduled for repayment in 2022-2023, 2024-2025, 2026 and thereafter, respectively.

For further information on our Company's indebtedness, see Notes 20 and 21 to our Consolidated Financial Statements.

Capital Expenditures

In 2021, we incurred capital expenditures of Rp30,329 billion (US$2,129 million) for not only increasing capacity but also to improve the quality of our services. Our capital expenditures are grouped into the following categories for planning purposes:

●	Broadband services, which consist of mobile (4G and 5G) and fixed broadband access;
●	Network infrastructure, which consists of core transmission network, submarine cable systems, metro-ethernet and Regional Metro Junction ("RMJ") and IP backbone;
●	Data centers, IT, applications and content, as well as service node; and
●	Capital expenditure supports, such as capital expenditure for the construction or maintenance of telecommunications towers.

Of our Rp30,329 billion capital expenditure in 2021, Telkom, as the parent company, incurred capital expenditures of Rp15,347 billion (US$1,077 million), Telkomsel incurred capital expenditures of Rp10,540 billion (US$740 million) and our other subsidiaries incurred capital expenditures of Rp4,442 billion (US$312 million). The following table set forth our capital expenditure breakdown between Telkom as a parent company, Telkomsel and our other subsidiaries for the periods indicated.

	Years Ended December 31,
	2019	2020	2021
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Telkom (parent company)	16,956	15,205	15,347	1,077
Subsidiaries
Telkomsel	11,849	9,820	10,540	740
Others	7,680	4,254	4,442	312
Subtotal for subsidiaries	19,529	14,074	14,982	1,052
Total for Telkom Group	36,485	29,279	30,329	2,129

Material Commitments for Capital Expenditures

As of December 31, 2021, we had material commitments for capital expenditures under contractual arrangements totaling Rp10,825 billion (US$759 million), principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network in Indonesia. We also have capital expenditure planned for investments outside Indonesia, in particular, in relation to Telin, which will extend its fiber optic network with the laying of a 15,000 km of submarine cable in collaboration with the Bifrost Cable System consortium which will connect Singapore, Indonesia, the Philippines, Guam and the west coast of North America and is expected to be completed in 2024.

The following table sets forth information on our committed capital expenditures under contractual arrangements as of December 31, 2021.

Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(in millions)	(in billions)
Rupiah	—	10,355
U.S. Dollar	31.00	448
Euro	1.36	22
HKD	0.02	0
Total		10,825

For a more detailed discussion regarding our material commitments for capital expenditures, see Note 34a to our Consolidated Financial Statements.

Source of Funds

We have historically funded our capital expenditures primarily with cash generated from operations. In 2022, we expect that our capital expenditure to revenue ratio will range approximately from 24% to 27%. We expect that the most significant proportions of capital expenditure will be allocated to the development of infrastructure to support broadband services, both for mobile and fixed line broadband services. A portion of our capital expenditure is allocated to our subsidiaries, primarily to Telkomsel. We expect to fund the above commitments with our internal and external source of funds.

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

New Standards and Interpretations

For new standards, amendments to standards and interpretations not yet adopted in 2021 which have not been applied in preparing the Consolidated Financial Statements, see Note 39 to our Consolidated Financial Statements. For amendments to standards and interpretations adopted in 2021 which have been applied in preparing the Consolidated Financial Statements, see Note 2a. Such amendments had no material impact on our Consolidated Financial Statements.

C.                         RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We are conducting research on network infrastructure to find access technologies capable of delivering data to customers at higher speeds, with lower delays and better performance. Examples of such technologies include Fixed Mobile Convergence, Wi-Fi 6 and 5G. We consider digital connectivity as a key factor in ensuring that we will retain our leading position as a digital telecommunications player in Indonesia. We also collaborate with technology owners in activities that aim to enhance our current products and services while creating new business models to generate new streams of revenue. For example, we are actively developing and ramping up our 5G capabilities, remodeling our network for such technology and developing 5G new uses in collaboration with technology owners. In addition, to closely collaborating with our partners to ensure we have the right 5G technology, architecture, and network in place, we closely work with our sales and marketing department to assess Indonesian customers' needs and expectations in terms of 5G services and affordability.

The quality of Wi-Fi at home is very important to our customers. We research Wi-Fi technologies, to maximize customer experience and enable to access more of our products and services. Wi-Fi 6 (802.11ax) is the newest technology that is comparable to 5G technology. It has the ability to handle traffic in a crowded or noisy environment while still providing high speed throughput, capacity and performance to our customers. In addition, to improve our customer experience, we also developed an optical network terminal ("ONT") with dual band capability to solve noise issues that often occur in customers' homes. We develop our system to support many of our developing services. For example, IoT services that becoming increasingly prevalent, in particular smart home systems, and these need different solutions that guarantee communication with the platform. The growing gaming community also has specific service requirements that enhance their experience. In addition, to support the implementation of low-cost Wi-Fi enterprise services, we carry out research on Wi-Fi controllers, such as cloud-based Wi-Fi controllers that are practically open and able to integrate with specific AP (Access Point).

We conduct research on infrastructure services, such as triple play services (video, voice and internet), and service quality and experience. We are constantly trying to identify the best technology for the use and development of TV and video platforms, video conferencing platforms, voice communication platforms such as the IP Multimedia Subsystem (IMS) and Session Border Controller (SBC) for telephony services, infrastructure virtualization (edge cloud, virtual content delivery network & virtual set-top box) to provide the best quality of services and the best customer experience. Those service node technologies have been evolving with the use of cloud native virtual technology that enhances speed, flexibility of deployment and operating efficiency. Our research, among other things, aims to identify and develop network technology and service management that can improve customer experience in accessing and using media and telecommunications services in this digital era.

We believe that our assessment and testing of future technologies and the IoT will contribute to our long-term success, particularly in terms of updating our knowledge and developing our human capital. This may create opportunities for additional revenues and cost savings in the future. The Low Power Wide Area Network (LPWAN) especially LoRa, IoT platform, and 5G technology are among the technologies that we have begun to explore in relation to the IoT. Our research aims to pave the way towards a future in which smart factories, intelligent machines and networked processes are brought together to implement "Industry 4.0" initiatives. Our research has shown that the provision of space telecommunications infrastructure is increasingly important and therefore, we are studying non-geostationary orbit (NGSO) satellite technology, high altitude platform stations (HAPs), drones and balloons.

As the main connectivity provider in the region, we are also concerned about cyber security and Distributed Denial of Service (DDoS) attacks that have been massively targeting ISPs and business customers in recent years. To mitigate the risk and to protect our valuable business customers from DDoS attacks, we have conducted research on and guided the implementation of carrier grade anti-DDoS solutions that can detect DDoS attacks and divert the traffics to a scrubbing system that will scrub the DDoS traffic and re-route clean traffic to our customers. As one of the main broadband internet service providers in Indonesia based on the number of subscribers and coverage, especially through our retail high-speed internet provider, IndiHome, we have conducted research on endpoint security, including Internet Protocol version 6 (IPv6). We are also researching security mechanisms that can be deployed within our digital factory, so that security will be inherent in our DevSecOps (Development-Security-Operation) methodology in providing our digital applications for enriching our customer's digital lifestyle securely as smartphone use increases. We have also developed our internal Data Breach Management Recommendations which offer guidance for mitigating the financial and reputational impact of data breaches and cyber incidents. A "data breach" refers to an incident resulting in exposure to potential unauthorized access of personal data within the possession of an organization or under its control. Data breaches often lead to financial losses and a loss of consumer trust.  Hence, we must prevent and manage the risk of data breaches. The recommendations we have developed contain steps that should be considered and the parties that should be responsible for preventing and responding to data breaches involving our digital services.

In 2021, we set up a special task force called ITDRI (Indonesia Telecommunication and Digital Research Institute) which is embedded in our Telkom Corporate University Center (TCUC) to enhance our focus on research and innovation of digital platforms that are already demanded by our customers and technologies that have been adopted elsewhere which our CFUs believe there would be a market for in Indonesia. We want to create a pipeline of research, innovation and learning that continually delivers the latest technology to our customers and enhance our customers' experience. Example of these technologies include artificial intelligence (AI) and blockchain. When we believe a technology is mature and there is a business case for its adoption, then we will task our research and innovation team to take things forward. In this connection, Telkom already has the Amoeba program which is an intrapreneurship program for product creation and talent development. We hope that the Amoeba program can help us to create digital products/services needed or demanded by the market.

Our research and development activities include our open innovation program where we aim to leverage the creativity of Indonesian digital technology entrepreneurs with the aim of integrating the products and services that they develop into our business. In practice, our products and services are designed and developed according to the needs of consumers in the current digital era. In connection with our efforts to develop such products and services, we continued our Digital Amoeba and Indigo programs (previously known as Indigo Creative Nation program). Digital Amoeba aims to capture and accelerate innovation internally at Telkom and its subsidiaries. Indigo is Telkom's open innovation program in collaboration with digital startups to develop Indonesia's digital creative industry while developing Telkom's digital business portfolio. Our subsidiary, PT Metra Digital Investama, also known as MDI Ventures, manages and invests venture funds in potential digital startups. We also provide office facilities for nurturing creativity such as shared meeting rooms, classrooms and common areas for entrepreneurs which are known as Digital Innovation Lounges ("DILo") and Digital Valley (“DiVa”). Through MDI Ventures, we manage 20 innovation hubs in 17 locations in Indonesia: 17 Digital Innovation Lounges (DILo), and 3 Digital Valleys (DiVa). In mid-2021, Indigo underwent rebranding and has been progressively integrating its ecosystem to provide end-to-end support for Indonesia's digital creative industry. DiLo has been rebranded to IndigoSpace and DiVa to IndigoHub. We shifted both IndigoSpace and IndigoHub from just coworking spaces that provide office facilities to becoming digital community enablers and growth partners for startups by providing practical guidance, support to validate business ideas and products, and support to connect startups to the local markets. Through this vast ecosystem, during 2021, Indigo conducted 471 community events that facilitated and engaged 273 startups throughout the nation.

We conduct incubation and acceleration activities and provide mentorships to assist startups to develop and validate their customer, product, business model, and market validation. We occasionally provide seed financing in the form of equity to startups that we believe are commercially viable. We also support startups to commercialize their products and services and obtain follow-on funding. As of December 31, 2021, 55 teams were actively validating new products and new processes, with 25 projects prioritized for accelerated development to potentially integrate into our business portfolio. Since 2013, Indigo has incubated 196 startups. As of December 31, 2021, 110 startups had started commercial operations and an additional 4 startups had received funding from domestic and foreign investors. Some of startups have synergized with us in providing digital products and solutions such as:

●	BIOPS: BIOPS provides IoT solutions for farmers that monitor soil fertility, rain density, temperature, and control crop irrigation with the goal of increasing farmers' productivity and harvest quality. We have combined BIOPS solutions and Tribe Agree capabilities in digitizing tens of hectares of smart farms in Malang and Lampung.
●	ATOM: ATOM is a tool for developing mobile applications without the need to have programming language skills. We use ATOM as a platform for making prototyping mobile apps projects for BUMN innovations managed by ITDRI.
●	Tumbasin: Tumbasin is an application platform that helps people shop at traditional markets with a vision of empowering traditional markets with technology. Tumbasin collaborates with Tribe Agree to sell agricultural products through Agree Market to traditional markets.
●	Educourse: Educourse provide an e-learning education platform that has thousands of courses using STEAM (Science, Technology, Engineering, Arts, and Mathematics) blended learning approaches with AI and AR for a better learning experience. Educourse collaborates with Pijar Mahir to provide STEAM learning for pre-employment cardholders (Kartu Prakerja).
●	Verihubs: Verihubs provides AI-based e-KYC solutions that utilizes face recognition and two-factor authentication technologies. We have used Verihubs solutions to complement Tribe Financial Service products such as QREN and MPS. The need for paperless KYC processes has significantly increased during the COVID-19 pandemic and is expected to become the new norm for financial institutions.

Beside synergy value, some Indigo startups have been successful in obtaining follow-on-funding in 2021. Verihubs, one of the startups from the 2020 batch has successfully secured fundings from external investors such as Insignia Venture Partners, Central Capital Ventura, and Armand Ventures. The company has also become one of the few Indonesian startups being accepted to Y Combinator, a US-based startup accelerator which is currently considered the best accelerator program in the world. Another startup that secured fundings from external investors is Riliv, which received funding from East Ventures, one of the top-tier Indonesian VC firms. Six Indigo startups, Opsigo, IZY, Ctscope, Manpro, BIOPS, Digides, ETAB, and Fammi.ly were also selected to join HUB.ID, a startup accelerator program run by the Indonesian Kominfo, which focuses on creating synergy values between startups and Indonesian government agencies and state-owned enterprises.

Our subsidiary PT Metra Digital Investama ("MDI Ventures") handles various corporate venture capital initiatives. It identifies investment opportunities, raises funds, aims to create synergies, in particular with Telkom Group companies and businesses, and maximize value creation, manages a significant investment portfolio and provides operational assistance and advice to startups after investing in them. Based in Jakarta, MDI Ventures has operations in Singapore and the United States. The focus of these investments is on high growth business verticals that are or will be able to deliver enhanced digital experience and best services to customers, such as financial technology, healthcare, logistic, agri-food tech, consumer, deep tech, among others. In 2021, MDI invested in more than 20 portfolio and new companies. Since 2016, MDI Ventures has invested in more than 57 startups in 12 countries. A number of these companies were the targets of mergers and acquisitions or even completed initial public offerings. MDI Ventures has collaborated with many Indonesian SOEs to build a digital ecosystem and accelerate the pace of digitalization of the Indonesian economy. MDI Ventures also collaborates with global investors to invest in global startups, and with global startup incubators and accelerators to support Telkom's Indigo Creative Nation program. As at the date hereof, MDI Ventures' fund management activities include managing the following funds (in addition to managing handling Telkom's fund management activities):

●	PT Telkomsel Mitra Inovasi's TMI Fund: TMI focuses on funding startups that can create synergies and value creation for Telkomsel and typically invests in early to mid-stage startups. TMI has invested in 17 startups since 2019 with investments in various sectors, including fintech, logistics, edutech, healthcare and agriculture. In 2021, TMI successfully deployed 5 new investments to startups, such as Skor, Feedloop, Evermos, Privy.id and Klikdaily. In addition, TMI managed to close a top-up investment to its existing portfolio, Sekolahmu.
●	Centauri Fund: launched in collaboration with KB Financial Group (KookMin Bank) from South Korea with a focus on growth-stage startups across Indonesia, Southeast Asia and South Korea. The fund has an initiative to provide support from their corporate backers and to bridge the border gap between the focus regions. In 2021, Centauri closed five investments into companies such as Cermati, Evermos and Cakap, raised additional funds from external limited partners and had a portfolio company (Runsystem) go public on the Indonesia Stock Exchange.
●	Arise Fund: Started its operation in 2021 in collaboration with Finch Capital Netherlands and which mainly focuses on early-stage Indonesian startups developing innovative technologies. Arise successfully completed its first fundraising in August 2021 with commitments from several prominent investors, such as Metrodata Electronics Tbk. Arise successfully made its first investment in Luwjistik. This was followed by investment in other companies such as GoCement, Delos, and Agriaku. Some of Arise's portfolio companies ave received Term Sheets from new investor with valuations higher than at which Arise made its initial investment.

In 2021, MDI and TMI held its annual Nex-BE Fest 2021 (Next Billion Ecosystem Festival) in which we bring together Telkom Group companies, startups and State-Owned Enterprise companies in focused sectors such as Agriculture, Healthcare, and Fintech to collaborate in a synergistic manner. Through this event, startups and SOEs have one-on-one meetings to explore mutually beneficial business initiatives that they should pursue. The collaborative event aims to connect enterprises in related sectors with MDI and TMI startups to create new synergies or new businesses for generating new revenue.

D.                         TREND INFORMATION

In spite of the current COVID-19 pandemic and declining use of voice and SMS services, we believe favorable external factors and post-pandemic economic recovery will support our ability to continue to drive revenue growth from both cellular and non-cellular data, internet and information technology services. The Indonesian GDP contracted by 2.07% in 2020, according to the Indonesian Central Bureau of Statistics (computed at constant market prices, based on preliminary results available as at February 2021), after two decades of expansion. Almost all sectors of the Indonesian economy experienced negative growth during the COVID-19 pandemic in 2020, except for those related to essential goods and services, including the information and communication sector – the GDP increased by 10.58%. The Indonesian GDP bounced back in 2021 with 3.69% growth from a 2.07% contraction in 2020. In the fourth quarter of 2021, Indonesia’s economy expanded by 1.06% and 5.02% on a QoQ and YoY basis respectively. All sectors experienced growth, primarily driven by government spending, production sectors, higher domestic consumption and strong export/import demand, according to the Indonesian Central Bureau of Statistics and Bank of Indonesia. In October 2021, the IMF in the World Economic Outlook Update projected that the Indonesian economy will grow 5.9% in 2022. The projection assumes that Indonesia will avoid another severe COVID-19 spike, achieve 70% vaccine coverage in 2022 in most provinces, and maintain accommodative monetary and fiscal policies. It is also expected to benefit from a demographic dividend which should have a positive impact on economic growth and its growing working population should result in an improvement in Indonesia's Purchasing Power Parity (PPP) growth. The transition of the Indonesian economy toward digitalization, whose pace increased during the COVID-19 pandemic, is expected to continue in the future and spread across multiple sectors of the economy. While Indonesia is expected to benefit from digitalization, it will face key challenges in implementing its digitalization projects across multiple sectors such as logistics, education, healthcare, Government administration, finance and insurance. The Government expects that the improvement in digital technology will create job opportunities, increase efficiency in business operations, better services and unlock various markets by making them more accessible through digitalization.

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

In the shorter run, the ongoing COVID-19 pandemic is expected to have an effect on our results of business operations and financial condition in the financial year ending December 31, 2022. As at the date hereof, the potential economic impact on Indonesia and the global economy brought by, and the duration of, the COVID-19 pandemic is highly uncertain, subject to change and difficult to estimate or predict. Whereas we are closely monitoring the current situation and potential developments, there is still uncertainty as to the full extent of the potential impact on our business, operations, prospects and results of operations.

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

Governmental measures such as those described above have had a severe impact on economic activities and we expect that this will cause a decline in revenue in various business segments. In October 2021, the IMF in the World Economic Outlook Update projected that the Indonesian economy will grow 5.9% in 2022. We believe that consumer services and mobile services may prove resilient and record positive growth even in the context of economic downturns. We have witnessed that lock-down measures including travel restrictions and work-from-home orders have increased the use of our fixed and mobile broadband services as businesses and consumers carry out more online activities and transactions. However, we expect that the slowdown in overall economic growth will eventually have an effect on our results of operations and financial condition and we are in the process of implementing measures to address any changes in consumption. Our measures include managing network load and configuration to adapt to changes in traffic pattern, supply chain stabilization to ensure sufficient capacity, and providing support to customers to address their increasing demand for working collaboration, learning activities and entertainment.

E.                         OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2021, we had no off-balance sheet arrangements that were reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.                         TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth information on certain of our material contractual obligations as of December 31, 2021:

Contractual Obligation	By Payment Due Date
	Total	Less Than 1 Year (7)	1-3 years (7)	3-5 years (7)	More than 5 years (7)
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Long-Term Debts(1)(4)	46,009	9,690	17,195	11,812	7,312
Lease Liabilities(2)	15,888	5,525	5,026	2,737	2,600
Interest on Long-Term Debts and Lease Liabilities(5)	15,979	3,922	5,848	3,185	3,024
Unconditional Purchase Obligations(3)	10,825	10,825	—	—	—
Total	88,701	29,962	28,069	17,734	12,936

Notes:

(1)	See Notes 20 and 21 to our Consolidated Financial Statements.
(2)	Related to the lease of the slot site of the tower, transmission installation and equipment, power supply, data processing equipment, office equipment, vehicles, and CPE assets.
(3)	Capital expenditure committed under contractual arrangements.
(4)	Excludes the related contractually committed interest obligations.
(5)	See "Item 3 Key Information — Business Overview — Risk Factors — Risk Related to Our Business — Financial Risk — We are exposed to interest rate risk."
(6)	Less than 1 year = 2021, 1-3 years = 2022-2023, 3-5years = 2024-2025, more than 5 years = 2026, and thereafter.

See Note 34 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, we had long-term liabilities for defined pension benefits and post-employment health care benefit plan. In 2021, we contributed Rp226 billion to our Defined Benefit Pension Plan and post-employment health care benefit plan. See Note 30 to our Consolidated Financial Statements.

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

As of December 31, 2021, the Board of Commissioners consisted of nine members as listed below:

Name	Age	Commissioner Since	Position
Bambang Permadi Soemantri Brojonegoro	55	2021	President Commissioner/Independent Commissioner
Ismail	52	2019	Commissioner
Marcelino Rumambo Pandin	55	2019	Commissioner
Arya Mahendra Sinulingga	50	2021	Commissioner
Rizal Mallarangeng	57	2020	Commissioner
Isa Rachmatarwata	55	2021	Commissioner
Wawan Iriawan	58	2020	Independent Commissioner
Bono Daru Adji	53	2021	Independent Commissioner
Abdi Negara Nurdin	53	2021	Independent Commissioner

Each of our Commissioners was a citizen of and domiciled in Indonesia as of December 31, 2021. In accordance with OJK Rule No.33/2014 which requires 30% of our Board of Commissioners to be independent, four Commissioners have been designated as Independent Commissioners. Our Independent Commissioners are Bambang Permadi Soemantri Brojonegoro, Wawan Iriawan, Bono Daru Adji and Abdi Negara Nurdin. The principal duty of our Independent Commissioners, in addition to exercising supervision, is to represent the interests of minority shareholders.

Set forth below is a brief biography of each of our Commissioners:

Bambang Permadi Soemantri Brojonegoro assumed the role of President Commissioner/Independent Commissioner in June 2021. Previously, Prof. Dr. Bambang P.S. Brodjonegoro served as a Vice Minister of Finance (2013-2014), Minister of Finance (2014-2016), Minister of Planning and National Development/ Head of Bappenas (2016-2019), and Minister of Research and Technology / Head of BRIN (2019-2021). He is now also a Commissioner of PT TBS Energi Utama Tbk (2021-now), Independent Commissioner of PT Astra International Tbk (2021-now), President Commissioner & Chairman of the Audit Committee of PT Bukalapak.com (2021-now), Commissioner of PT Combiphar (2021-now), President Commissioner of PT Oligo Infrastruktur (2021-now), Commissioner Independent PT Indofood (2021-now), and President Commissioner PT Nusantara Green Energy. He holds his Ph.D in Urban and Regional Planning from University of Illinois at Urbana-Champaign, Amerika Serikat (1995-1997), Master of Urban Planning, University of Illinois at Urbana-Champaign, Amerika Serikat (1991-1993), and a bachelor degree in Economic, Universitas Indonesia (1985 -1990).

Ismail assumed the role of Commissioner in May 2019. Dr. Ismail has also served as Director General of Post and Information Technology Devices Resources, Ministry of Communication and Information Technology since 2016. Previously, he served as Director of Broadband Development, Ministry of Communication and Information Technology (2014-2016), Chairman of Indonesia Telecommunication Regulation Authority (2018-2019), Deputy Chairman of Indonesia Telecommunication Regulation Authority (2016-2018), Director of Telecommunications, Ministry of Communication and Information (2012-2014), Director of IT System Operations, Financial Transaction Reports and Analysis Center (2008-2012). Dr. Ismail holds a doctorate in electrical and informatics engineering from the Institut Teknologi Bandung, Bandung (2010), a master degree in Physics engineering from Universitas Indonesia, Jakarta (1999) and a bachelor degree in physics engineering from the Institut Teknologi Bandung, Bandung (1993).

Marcelino Rumambo Pandin assumed the role of Commissioner in May 2019. Previously, Dr. Marcelino R. Pandin served as a member of the Committee of the World Observatory on Subnational Government Finance and Investment initiative of the OECD, Paris (2018-2019), and Senior Policy Adviser at United City and Local Government (UCLG) Asia Pacific, Jakarta (2017-2019). He holds his Ph.D. in Technology and Innovation from University of Queensland, Australia (2007), a master degree in philosophy from Judge Business School University of Cambridge, Cambridge (1999), and a bachelor degree in architecture from the Institut Teknologi Bandung, Bandung (1991).

Arya Mahendra Sinulingga assumed the role of Commissioner in June 2021. Arya Mahendra Sinulingga has also served as Special Staff III to the Minister of State-Owned Enterprises since 2019. Previously, he served as a Drainage & Marine Consultant, Bandung (1995-2001), Expert Staff to the Chairman of the Regional House of Representatives and Spatial Consultant of North Sumatra Province (2001-2004), Member of the Indonesian Broadcasting Commission (2004-2007), President Director of PT Hikmat Makna Aksara (Sindo Weekly) and Corporate Secretary of PT Global Mediacom Tbk (2008-2014), Company Secretary of PT MNC Tbk (2010-2014), News Director & Corporate Secretary Global TV (2010-2018), Editor in Chief Global TV (2011-2014), Director PT MNC Investama Tbk and Editor in Chief RCTI (2014-2015), News Director of PT MNC Tbk and Director of PT MCI (2014-2018), President Comissioner of PT Hikmat Makna Aksara (2014-2019), President Director of PT IDX Channel and Deputy Director iNews TV (2015-2018), President Comissioner of PT MNC Infotainment Indonesia (2017-2018), Corporate Secretary Director of PT MNC Tbk (2018-2019), Commissioner of PT INALUM (2019-2021), Member of the Board of Trustees, Universitas Sumatera Utara (2020-now), Head of Public Communication Division of PMO Implementing KPCPEN (2021-now). He holds a bachelor degree in Civil Engineering from the Institut Teknologi Bandung, Bandung (1995).

Rizal Mallarangeng assumed the role of Commissioner in June 2020. He also served as Commissioner of PT. Energi Mega Persada since 2021. Previously, Rizal Mallarangeng served as Executive Director of Freedom Institute (2001-2020), Founder of Freedom Corp. (2016) and Founder of Fox Indonesia (2009). He holds a bachelor degree in communication science, Universitas Gadjah Mada, Yogyakarta (1990), a master degree in comparative politics from Ohio State University, United States (1994), and a doctoral degree in comparative politics, Ohio State University, United States (2000).

Isa Rachmatarwata assumed the role of Commissioner in June 2021. Isa Rachmatarwata has also served as Director General of Budget of Financial Institution, Ministry of Finance since 2021. Previously, he served as the Head of Insurance Bureau at the Capital Market and Financial Institutions Supervisory Agency (BAPEPAM/LK/replaced by OJK) – (2005-2012), Senior at the Fiscal Policy Agency, Ministry of Finance (2013), Expert Staff for Financial Services and Capital Market Policy and Regulation, Ministry of Finance (2013-2017), Director General of State Assets, Ministry of Finance (2017-2021). He holds a master degree in Mathematics from the Institut Teknologi Bandung, Bandung (1990), Master of Mathematics (Actuarial Science) from University of Waterloo, Canada (1994).

Wawan Iriawan assumed the role of Commissioner in June 2020. Previously, Wawan Iriawan served as Managing Partner at Iriawan & Co Lawfirm (1990-2000). He holds a bachelor degree in law from Universitas Jenderal Soedirman, Central Java (1987), a master degree in law from Universitas Padjajaran, Bandung (2005), and a doctoral degree in law from Universitas Padjajaran, Bandung (2018).

Bono Daru Adji assumed the role of Independent Commissioner in June 2021. Previously, Bono Daru Adji served as Head of the Standard Committee (Dewan Standar) of the Indonesian Capital Market Legal Consultants Association (HKHPM) (2018-2021), Member of the Disciplinary Committee (Komite Disiplin) of the Indonesian Stock Exchange (2019-now). He holds a bachelor degree in law from Universitas Trisakti (1993), a master degree in law from Monash University (1995).

Abdi Negara Nurdin assumed the role of Commissioner in June 2021. Previously, Abdi Negara Nurdin served as Senior Advisor for Badan Ekonomi Kreatif (2015-2019), Member of LMKN (Lembaga Manajemen Kolektif Nasional), Supervisory Board (2015-2016). He also served as Co-Founder PT. Hijau Multi Kreatif (2005-now), Founder Maleo Music (2009-now), Commissioner of PT NSA (2015-now), Co-Founder – Producer Give.ID (2019-now), Commissioner of PT Sugih Reksa Indotama (2020-now), Commissioner of PT. Nagara Sains Ekosistem (2021-now).

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

Role		Functions and Authority

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

Director of Finance and Risk Management	1.

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

As of December 31, 2021, the Board of Directors consisted of nine members as listed below:

Name	Age	Director Since	Position
Ririek Adriansyah	57	2019	President Director(1)
Heri Supriadi	56	2020	Director of Finance and Risk Management(2)
Herlan Wijanarko	56	2020	Director of Network, Information Technology and Solution
FM Venusiana R.	55	2020	Director of Consumer Service
Muhamad Fajrin Rasyid	35	2020	Director of Digital Business
Budi Setyawan Wijaya	49	2020	Director of Strategic Portfolio
Bogi Witjaksono	54	2021	Director of Wholesale and International Service
Afriwandi	50	2020	Director of Human Capital Management
Edi Witjara(3)	49	2019	Director of Enterprise and Business Service

Notes:

(1)	This position is of the same level as Chief Executive Officer ("CEO").
(2)	This position is of the same level as Chief Financial Officer ("CFO").
(3)	Previously the Director of Human Capital Management

Each of our Directors was a citizen and domiciled in Indonesia as of December 31, 2021. Set forth below is a brief biography of each of our Directors:

Ririek Adriansyah assumed the role of President Director in May 2019. He previously served as President Commissioner of Telkomsel (2019-2021), President Director of Telkomsel (2015-2019), Director of Wholesale and International Service (2014), Director of Compliance and Risk Management (2012-2013), President Director of Telin (2011-2012), Director of Marketing and Sales of Telin (2010-2011), and Director International Carrier Service of Telin (2008-2010). Mr. Adriansyah holds a bachelor degree in electrical engineering from Institut Teknologi Bandung, Bandung (1989).

Heri Supriadi assumed the role of Director of Finance and Risk Management in June 2020. He previously served as President Commissioner of PT Telkomsel Mitra Inovasi (2019-2020), President of Commissioner of PT Fintech Karya Nusantara (2019-2020), and Director of Finance of Telkomsel (2012-2020), and Vice President Subsidiary Performance of PT Telkom Indonesia. Mr. Supriadi holds a bachelor degree in industrial engineering from Institut Teknologi Bandung (1991), master degree in business administration from Saint Mary’s University, Canada (1997), and doctoral degree in business management specialization from Universitas Padjajaran, Bandung (2013).

Herlan Wijanarko assumed the role of Director of Network, Information Technology and Solution in June 2020. He is also served as a President Commissioner of PT Dayamitra Telekomunikasi (2020-present). He previously served as President Director of Mitratel (2018-2020), EGM Service Operation Division (2016-2018), Deputy EGM Infra Operation & Maintenance (2015-2016), Deputy EGM Network Infrastructure & Access (2014-2015), Deputy EGM IP Network & Operation (Jan 2014 – July 2014), GM Northwest West Java (Bekasi) (2013-2014), GM Network Regional West Java Region (2010-2013), GM Central Java Regional, Regional Network (2009-2010), and GM Regional Network for Eastern Indonesia (2007-2009) of PT Telkom Indonesia. Mr. Wijanarko holds a bachelor degree in electrical engineering from Institut Teknologi Bandung (1989), and a master degree in management from Sekolah Tinggi Manajemen Bisnis Telkom, Bandung (2005).

FM Venusiana R. assumed the role of Director of Consumer Service of Telkom in June 2020. She also served as President Commissioner of PT Telkom Access since 2020. She previously served as Director of Network of Telkomsel (Jan 2020 – June 2020), Senior VP Procurement of Telkomsel (2017-2019), Senior VP Consumer Marketing of Telkomsel (2016-2017), and Executive VP Area Jabodetabek West Java of Telkomsel (2013-2016). Mrs. Venusiana holds a bachelor degree in electrical engineering from Universitas Diponegoro, Semarang (1992), and a master degree in management from Universitas Hasanuddin, Makassar (2004).

Muhamad Fajrin Rasyid assumed the role of Director of Digital Business in June 2020. He also served as President Commissioner of PT Metranet since 2020, Commissioner of PT MDI since 2020, and Commissioner of PT Sigma Cipta Caraka since 2020. He previously served as Co-Founder & President of Bukalapak (2011-2020), President Director of Suitmedia (2011-2014), and Consultant at The Boston Consulting Group (BCG) (2009-2011). Mr. Rasyid holds a bachelor degree in informatic engineering from Institut Teknologi Bandung (2009), he completed an executive education program in scaling entrepreneurial ventures from Harvard Business School, United States (2018), and an executive education program in innovations and growth from the Stanford Graduate School of Business, United States (2019).

Budi Setyawan Wijaya assumed the role of Director of Strategic Portfolio in June 2020. He also served as President Commissioner of PT Sigma Cipta Caraka since 2020, President Commissioner of PT Tetranet Application Solutions since 2020, and President Commissioner of PT Jalin Payment Nusantara since 2020. He previously served as President Director of Admedika (2017-2020), President Director of MD Media (2015-2017), and President Director of Melon (2013-2015). Mr. Wijaya holds a bachelor degree in industrial engineering from Sekolah Tinggi Teknologi Telkom, Bandung (1995), and a master degree in management from Sekolah Tinggi Manajemen Bisnis Telkom, Bandung (2003).

Bogi Witjaksono assumed the role of Director of Wholesale and International Services in May 2021. He also served as President Commissioner of PT Telekomunikasi Indonesia International (TELIN) since 2021, and President Commissioner of PT Telkom Infra since 2021. He previously served as Director of Enterprise and Business Service of PT Telkom Indonesia (2019 - 2020), President Commissioner of Telkomsat (2019-2020), President Commissioner of Telkom Metra (Sep-Nov 2019), Deputy President Director / COO of Telkom Satelite (2018-2019), CEO of Patrakom (2015-2019) and Managing Director of Metrasat (2012-2019). Mr. Bogi holds a bachelor degree in Electrical Engineering from Institut Teknologi Surabaya (1985-1989) and a master degree in Telecommunication Engineering (Mobile Communication) from Institut Teknologi Bandung (1993-1995).

Afriwandi assumed the role of Director of Human Capital Management in June 2020. He also served as President Commissioner of Infomedia since 2020, Chairman of the Supervisory Board Telkom Pension Fund since 2020, Chairman of the Board of Trustees, Telkom Education Foundation since 2020, and Chairman of the Board of Trustees, Telkom Health Foundation since 2020. He previously served as SVP Corporate Secretary (2015-2020), Executive General Manager Regional VII (2014-2015), Deputy EGM Divisi Business Service (2013-2014), and General Manager of National Segment of Welfare Service Unit (2012-2013). Mr. Afriwandi holds a bachelor degree in industrial engineering from Sekolah Tinggi Teknologi Telkom (1995), Bandung, and a master degree in management from Universitas Islam Sumatera Utara, North Sumatra (2011).

Edi Witjara assumed the role of Director of Enterprise and Business Service in June 2020. Previously, he was Director of Human Capital Management since May 2019. He has also served as President Commissioner of PT Multimedia Nusantara ("Metra") since 2019 and President Commissioner of Telkom Satelit Indonesia since 2020, and President Commissioner of PINS Indonesia since 2020. Previously, he held various positions at Telkom: he served as Director of Human Capital Management (2019-2020), President Commissioner of Infomedia Nusantara (2019-2020), Board of Supervisor, Global Council of Corporate University (2019-2020), Senior Vice President of Financial Planning Analysis and Control (2018-2019), Chief of Business Program Shared Service Organization (2017-2018), Senior Vice President Financial Planning and Analysis (2016-2018), Commissioner of Telkom Akses (2013-2016), and Vice President of Management Accounting (2013-2016). Dr. Witjara holds a doctorate in strategic business management from Universitas Padjajaran, Bandung (2018), a master degree in business law from Universitas Padjajaran, Bandung (2009) and a bachelor degree in electrical engineering from Sekolah Tinggi Teknologi Telkom, Bandung (1995).

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

B.                          COMPENSATION

Compensation of Commissioners and Directors

Compensation of Commissioners and Directors are determined by the shareholders at the GMS, who grant authority and authorization to the Board of Commissioners, with prior approval from the holder of the Dwiwarna Share, to decide on the amount of tantiem which will be given to the members of Board of Directors and Board of Commissioners for the 2021 financial year and also as to the amount of the salary or honorarium, including facilities and allowances for the members of Board of Directors and Board of Commissioners for the 2021 financial year. The Nomination and Remuneration Committee is responsible for formulating the honorarium of our Commissioners and Directors, which is further discussed in a joint meeting of our Board of Directors and Board of Commissioners for approval.

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

For 2021, the total remuneration paid to the entire Board of Commissioners was Rp128.7 billion. The table below sets forth the remuneration paid to our Commissioners received in 2021:

Commissioners	Honorarium and	Tantiem(1)	Total
	Other Allowance
	(Rp million)
Bambang P. S. Brodjonegoro(2)	2,049	-	2,049
Bono Daru Adji (2)	1,831	-	1,831
Abdi Negara Nurdin(2)	1,833	-	1,833
Wawan Iriawan	3,313	6,467	9,780
Arya Mahendra Sinulingga(2)	1,829	-	1,829
Isa Rachmatarwata(2)	1,829	-	1,829
Ismail(3)	3,313	12,808	16,121
Marcelino Rumambo Pandin(3)	3,319	12,808	16,127
Rizal Malarangeng(3)	3,317	6,467	9,784
Rhenald Kasali(4)	1,674	14,600	16,274
Chandra Arie Setiawan(4)	1,502	6,467	7,969
Ahmad Fikri Assegaf(4)	1,501	6,467	7,968
Marsudi Wahyu Kisworo(4)	1,504	13,140	14,644
Alex Denni(4)	1,502	6,467	7,969
Cahyana Ahmadjayadi(5)	-	6,341	6,341
Margiyono Darsasumarja(5)	-	6,341	6,341

Notes:

(1)	Tantiem stated as gross tantiem, and included LTI for BoC (Rhenald Kasali and Marsudi Wahyu Kisworo)
(2)	Since May 28, 2021.
(3)	Up to May 28, 2021.
(4)	Up to June 19, 2020.
(5)	Tantiem rights for Financial Year 2020.

For 2021, the total remuneration paid to the entire Board of Directors was Rp298.3 billion. The table below sets forth the remunerations paid to our Directors received in 2021:

Directors	Position	Honorarium and Other Allowances	Tantiem(1)	Total(3)
		Rp (millions)
Ririek Adriansyah	President Director	5,396	31,626	37,022
Afriwandi	Director of HCM	4,326	13,573	17,899
Heri Supriadi	Director of KMR	4,632	13,573	18,205
FM Venusiana R,	Director of CONS	4,632	13,573	18,205
Edi Witjara	Director of EBIS	4,632	26,882	31,514
Herlan Wijanarko	Director of NITS	4,632	13,573	18,205
Muhamad Fajrin Rasyid	Director of DB	4,632	13,573	18,205
Budi Setyawan Wijaya	Director of SP	4,632	13,573	18,205
Bogi Witjaksono	Director of EBIS(2)	2,555	14,007	16,562
Dian Rachmawan	Director of WINS(3)	1,974	14,588	16,562
Harry Mozarta Zen	Director of KEU(4)	-	14,514	14,514
Siti Choiriana	Director of CONS(4)	-	14,514	14,514
Zulhelfi Abidin	Director of NITS(4)	-	14,514	14,514
Achmad Sugiarto	Director of SP(4)	-	14,007	14,007
Edwin Aristiawan	Director of WINS(4)	-	14,007	14,007
Faizal Rochmad Djoemadi	Director of DB(4)	-	14,007	14,007
Alex J. Sinaga	President Director(5)	-	598	598
Abdus Somad Arief	Director of WINS(5)	-	508	508
Herdy R. Harman	Director of HCM(5)	-	538	538
David Bangun	Director of DSP(5)	-	508	508

Notes:

(1)	Tantiem stated as gross tantiem.
(2)	Since June 19, 2020.
(3)	Up to June 19, 2020.
(4)	Served until June 19, 2020. Tantiem rights for the financial year 2020 and LTI for the financial year 2019
(5)	Served until May 25, 2019. LTI rights for fiscal year 2019

The total accrued remuneration of Board of Commissioners and Directors for 2021 was Rp427 billion, consisting of tantiem. Neither our Directors nor the directors of our subsidiaries will receive benefits upon the termination of their respective employment with our subsidiaries.

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

Audit Committee

The Audit Committee operates under the authority of the Audit Committee Charter, which was adopted under a Decree of the Board of Commissioners No. 11/KEP/DK/2021 dated November 29, 2021 in relation to the Charter of the Telkom Group Audit Committee. The Audit Committee Charter is regularly evaluated and, if necessary, amended to ensure compliance with OJK and SEC requirements and other relevant regulations.

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

● monitoring the effectiveness of risk management and internal control;

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

Currently, the Audit Committee consists of six members (including the chairman): (i) Bono Daru Adji (Independent Commissioner and Chairman of the Audit Committee); (ii) Bambang Permadi Soemantri Brojonegoro (Independent Commissioner), (iii) Wawan Iriawan (Independent Commissioner); (iv) Abdi Negara Nurdin (Independent Commissioner); (v) Edy Sihotang (Independent Member and Forensic Audit Expert); and (vi) Emmanuel Bambang Suyitno (Independent Member and Financial Expert).

Committee Financial Expert

See “Item 16A Audit Committee Financial Expert."

Exemption From U.S. Listing Standards For Audit Committees

See “Item 16D Exemptions from the Listing Standards for Audit Committees."

Nomination and Remuneration Committee

Our Nomination and Remuneration Committee operates under the authority of the Board of Commissioner's decree No.12/KEP/DK/2021 dated November 29, 2021, regarding the Charter of Telkom’s Nomination and Remuneration Committee.

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

Currently, our Nomination and Remuneration Committee consists of six members (including the chairman and secretary): (i) Wawan Iriawan (Independent Commissioner and Chairman of the Nomination and Remuneration Committee), (ii) Rizal Malarangeng (Commissioner), (iii) Ismail (Commissioner), (iv) Marcelino Rumambo Pandin (Commissioner), (v) Arya Mahendra Sinulingga (Commissioner), and (vi) Abdi Negara Nurdin (Independent Commissioner). In the execution of their tasks, members of the Nomination and Remuneration Committee have to act independently.

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

We had a total of 23,756 employees (including 20,829 permanent employees, representing 87.7% of our workforce) as of December 31, 2021, consisting of 8,789 Telkom employees (including 8,073 permanent employees) and 14,967 employees (including 12,756 permanent employees) of our subsidiaries. As of December 31, 2021, 23,490 of our employees were located in Indonesia and 266 of our employees were located overseas.

As of December 31, 2021, we had 319 senior management employees, compared with 296 senior management employees as of December 31, 2020. The total number of middle management employees decreased from 6,130 employees as of December 31, 2020 to 6,039 employees as of December 31, 2021. The number of supervisor level employees decreased from 12,480 employees as of December 31, 2020 to 12,213 employees as of December 31, 2021. Other employees decreased from 6,442 employees as of December 31, 2020 to 5,185 employees as of December 31, 2021. We did not employ a significant number of temporary employees in 2021. The following table shows our employee profile by position.

Position	As of December 31, 2021
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Senior Management	136	183	319	1.4
Middle Management	2,988	3,051	6,039	25.4
Supervisors	4,434	7,779	12,213	51.4
Others	1,231	3,954	5,185	21.8
Total	8,789	14,967	23,756	100.0

Our employee profile based on educational background as of December 31, 2021 was dominated by university graduates which accounted for 64.9% of our total employees. This reflects our focus on recruiting highly educated candidates with the right qualifications to support our growth. The following table shows our employee profile by educational background.

Level of Education	As of December 31, 2021
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Pre University	1,141	1,383	2,524	10.6
Diploma Graduates	666	1,985	2,651	11.2
University Graduates	5,205	10,210	15,415	64.9
Post Graduates	1,777	1,389	3,166	13.3
Total	8,789	14,967	23,756	100.0

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

As at December 31, 2021, we had identified and developed 2,171 digital talents, including 1,378 talents sourced internally and 793 talents sourced externally. These digital talents participate in training and development programs and can obtain Telkom certifications delivered internally. In 2021, expenses incurred in connection with our digital training and certification programs amounted to approximately Rp109.35 billion.

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

a.           Defined Benefit Pension Plan

DBPP is calculated for participants based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away. Telkom Pension Fund administers the program while the main source of pension fund comes from us and employee contributions. Employees participate in the program with 18% of their basic salary (before March 2003, the employee contribution rate was 8.4%) while we contribute the remaining balance. The minimum monthly pension benefit for retired employees is approximately Rp600,000 per month, or minimum Rp450,000 per month for spouses of the retired employees. We did not make any contribution to the DBPP for 2017 and 2018. In 2021, we contributed Rp226 billion to the DBPP.

b.           Defined Contribution Pension Plan

We operate a DCPP for permanent employees other than Directors who were permanent on or after July 1, 2002. DCPP is managed by several appointed financial institutions pension fund from which employees can choose. Our contribution to the financial institutions pension fund is determined by the portion taken from participating employee's basic salary, which totaled Rp55 billion, Rp41 billion and Rp44 billion, for the years ended December 31, 2019, 2020 and 2021, respectively.

Management of Employee Relations

Pursuant to Law No. 13 of 2003 on Manpower (as amended by the Job Creation Law, the "Manpower Law") and Law No. 21 of 2000 on Employee Union/Labor Union, our employees established SEKAR (Serikat Karyawan). As of December 31, 2021, SEKAR represented a total of 6,460 employees or 64.96% of our total workforce (excluding the employees of our subsidiaries).

Pursuant to the Manpower Law and Regulation of the Minister of Manpower and No.28 of 2014 on Procedure for Drafting and Ratifying Corporate Regulation also Drafting and Registering Collective Labor Agreement, SEKAR is entitled to represent employees in the negotiation of collective labor agreements with our management. Our Company and SEKAR entered into a ninth collective labor agreement dated January 19, 2022.

The employees of Telkomsel, PT Infomedia Nusantara, Metra Digital Media and Graha Sarana Duta have also established employees' unions. Telkomsel employees' union (Serikat Pekerja Telkomsel or SEPAKAT) represented a total of 4,339 employees or 78.7% of Telkomsel's total employees. Infomedia Nusantara employees' union (Serikat Pekerja Infomedia Nusantara or SPIN) represented a total of 175 employees or 57.0% of Infomedia Nusantara's total employees as at December 31, 2021. On the other hand, Metra Digital Media and Graha Sarana Duta's employees' union (Serikat Pekerja Metra Digital or SPMD and Serikat Karyawan Graha Sarana Duta or SKATA) respectively represented a total of 114 employees 93.0% of their total number of employees) and 654 employees 85.8% of their total number of employees) of each subsidiaries total employees. Neither Telkom nor Telkom Group subsidiaries had experienced material labor action.

E.                          SHARE OWNERSHIP

As of March 31 2022, none of our Commissioners, Directors or senior managers beneficially owned more than 1.0% of our outstanding shares of common stock. For information regarding share ownership of our Commissioners, Directors and senior management, see Item 7 "Major Shareholders and Related Party Transactions — Major Shareholders."

Employee Stock Ownership Program

The Employee Stock Ownership Program ("ESOP") is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. On June 14, 2013, we transferred a portion of our treasury stock to our employees as part of the 2012 annual incentives. On such date, 59,811,400 (equal to 299,057,000 shares after stock split) shares of common stock were transferred to 24,993 employees with a total fair value of Rp661 billion. As of December 31, 2021, 50,987,910 of our shares were owned by 7,743 of our employees and our retirees. From 2014 through 2021, we did not exercise any ESOP. We also provide our Commissioners (except for Independent Commissioners) and Directors with long-term incentives in the form of shares. See "— Compensation — Compensation of Commissioners and Directors."

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

The table below sets forth the composition of our shareholders as of March 31, 2022.

			Percentage
	Dwiwarna		of
	Share	Common Stock	Ownership
Government	1	51,602,353,559	52.09
Public		47,459,863,040	47.91
Total	1	99,062,216,599	100

Shareholders Owning More Than 5% of Shares (Major Shareholder)

The table below sets forth the shareholding of our major shareholder which own more than 5% of our shares as of March 31, 2022.

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Dwiwarna Share	Government	1	-
Common Stock	Government	51,602,353,559	52.09

The percentage of shares held by the Government was 52.09% as of March 31, 2020, 2021 and 2022, respectively.

Shares Owned by Commissioners and Directors

The table below sets forth information regarding persons known to us to own more than 5% of each class of our shares (whether directly or beneficially through the ADSs) as of March 31, 2022. No other persons own 5% or more of our shares of common stock.

Commissioners or Directors	Number of	Percentage of
	Shares	Ownership
Commissioners
-	—	—
Directors
Ririek Adriansyah	1,156,955	<0.01
Budi Setyawan Wijaya	275,000	<0.01
Afriwandi	42,500	<0.01
Herlan Wijanarko	42,500	<0.01
Heri Supriadi	40,000	<0.01
Edi Witjara	32,500	<0.01
Total	1,589,455	<0.01

Shareholders Owning Less Than 5% of Shares

The table below sets forth the shareholding of our shareholders which owned less than 5% of our shares of common stock as of March 31, 2022.

Group	Number of
	Shares of
	Common Stock	Percentage of
	Owned	Ownership
Foreign
Business Entities	37,739,641,248	38.09
Individuals	20,185,800	0.02
Local
Business Entities
Companies	148,652,023	0.15
Mutual Funds	2,323,667,149	2.35
Insurance Companies	2,321,854,260	2.35
Pension Funds	3,981,406,900	4.02
Others Business Entities	80,675,713	0.08
Individuals	843,779,947	0.85
Total	47,459,863,040	47.91

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

The Government as Shareholder

The Government is our majority and controlling shareholder and owned 52.09% of our issued and outstanding common stock as of March 31, 2022. Its ownership of the Dwiwarna Share gives it special voting and veto rights. Under the relevant laws, the "ownership" of our common stock and the single outstanding Dwiwarna Share is vested in the MoF. In turn, and under the authority of the MoF, the MSOE exercises the rights vested in these securities as our "controlling shareholder."

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

Certain licenses require us to pay a concession fee to operate. We pay concession fees for telecommunications services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp1,837 billion in 2020 and Rp1,832 billion (US$129 million) in 2021. Concession fees as a percentage of total expenses amounted to 2.0% in 2020 and 1.9% in 2021. Radio frequency usage charges amounted to Rp5,930 billion in 2020 and Rp6,097billion (US$428 million) in 2021. Radio frequency usage charges as a percentage of total expenses amounted to 6.4% in 2020 and 6.4% in 2021. USO charges to the MoCI amounted to Rp574 billion in 2020 and Rp640 billion (US$45 million) in 2021. USO charges as a percentage of our total expenses amounted to 0.6% in 2020 and 0.7% in 2021.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures (the "sub-loan borrowings"). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31, 2021, we had a total of Rp355 billion (US$25 million), in such outstanding two-step loans, including current maturities. We are required to pay the Government interest and repay the principal, which the Government then remits to the respective lenders. As of December 31, 2021, 84.2% of such sub-loan borrowings were denominated in foreign currencies, with the remaining 15.8% denominated in Rupiah. In 2021, the annual interest rates charged were 7.50% on loans repayable in Rupiah, 3.85% on those denominated in U.S. Dollar and 2.95% on those denominated in Japanese Yen.

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2021, the amount of revenues from Government departments and agencies was Rp6,094 billion, which accounted for 4.3% of our consolidated revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as "residential", which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls. In addition, we provide enterprise digital services and solutions to SOEs, including ATM switching, payment gateway and E-Commerce platform services.

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

Proportion of Common Stock Held in Indonesia and Abroad

As of March 31, 2022, we had 148,518 holders of shares of common stock (including the Government). This total includes 37,759,827,048 shares of common stock held by 2,457 holders of common stock located outside Indonesia. As of the same date, there were 74 ADS shareholders who owned 45,183,232 ADSs.

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

DIVIDEND POLICY

An AGMS has the authority to determine the amount of dividends we pay. Our dividend payout ratio for 2021 will be decided at the AGMS scheduled on May 27, 2022.

			Amount of		Dividend per
		Payout Ratio	Dividends		Share After Stock
Dividend Year	Date of AGMS	(%)(1)	(Rp million)		Split (Rp)
2016	April 21, 2017	70.00	13,546,411	(2)	136.75
2017	April 27, 2018	75.00	16,608,751	(3)	167.66
2018	May 24, 2019	90.00	16,228,619	(4)	163.82
2019	June 19, 2019	81.78	15,262,338	(5)	154.07
2020	May 28, 2021	80.00	16,643,443	(6)	168.01

Notes:

(1)	Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.
(2)	Consists of cash dividend amounting to Rp11,611,211 million and special cash dividend amounting to Rp1,935,200 million.
(3)	Consists of cash dividend amounting to Rp13,286,997 million and special cash dividend amounting to Rp3,321,754 million.
(4)	Consists of cash dividend amounting to Rp10,819,080 million and special cash dividend amounting to Rp5,409,540 million.
(5)	Consists of cash dividend amounting to Rp11,197,606 million and special cash dividend amounting to Rp4,064,730 million.
(6)	Consists of cash dividend amounting to Rp12,482,582 million and special cash dividend amounting to Rp4,160,860 million.

TELKOMSEL DIVIDEND

Pursuant to its AGMS held on June 8, 2021, Telkomsel approved, the payment of cash dividends in the amount of Rp22,030 billion, which represented 95% of Telkomsel's net profits in 2020. We are entitled to receive 65% of any dividends approved for payment by Telkomsel by virtue of our shareholding therein.

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

As of December 31, 2021, the IDX had 766 issuers for equity and 98 active brokerage houses. In 2021, IDX recorded a trading volume of around 5,096 billion shares. As of December 31, 2021, the total market capitalization was valued at approximately Rp8,256 trillion (approximately US$579 billion).

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

IDX Rule No. II A on Trading of Equity Securities as attached to the Decree of the Board of Directors of the IDX No. Kep-00061/BEI/07-2021 ("IDX Trading Rule") provides that, the trading sessions of the IDX is as follows:

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

Our Articles of Association have been amended several times, the latest amendment of which primarily related to increasing the flexibility and independence of our Board of Commissioners to approve actions of the Board of Directors that exceed certain value limits, and our need to change provisions regarding issued and paid-up capital, as well as authorized capital due to the transfer of shares through withdrawal by reducing capital. The latest amendments were accepted and approved by the Ministry of Law and Human Right in its decrees No.AHU-AH.01.03-0426883 dated July 9, 2021 and No.AHU-0038942.AH.01.02.TAHUN 2021 dated July 9, 2021.

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

On May 28 2021, our Articles of Association were amended to to adjust the provisions inside it to be in line with Financial Services Authority Regulation No.14/POJK.04/2019 concerning Amendment to the Regulation of the Financial Services Authority No.32/POJK.04/2015 concerning Increase in Capital for Public Companies by Providing Pre-emptive Rights, Regulation of the Financial Services Authority No.15/POJK.04/2020 concerning Plans and Implementation of General Meeting of Shareholders of Public Companies, Regulation No.16/POJK.04/2020 concerning Implementation of General Meeting of Shareholders of Public Companies Electronically, and to adjust the company’s business activities to the Indonesian Standard Industrial Classification of 2020.

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

Our Articles of Association require our Board of Directors to obtain the written approval of our Board of Commissioners in order to, among other things:

a.	disposing, transferring and/or collateralizing the assets of the Company with a value exceeding the amount stipulated by the Board of Commissioners, except for assets recorded as supplies, in accordance with applicable capital market regulations in Indonesia;
b.	establishing cooperation with other business entities or parties, in the form of operational cooperation (KSO), business cooperation (KSU), licensing cooperation, Build, Operate and Transfer (BOT), Build, Transfer and Operate (BTO), Build, Operate and Own (BOO) and other agreements of similar nature for a term and value not exceeding the term and value stipulated by the Board of Commissioners;
c.	selecting and changing the logo of the Company;
d.	stipulating the organizational structure one level below the Board of Directors;
e.	certain acts of making capital participations, divesting capital participations, as well as effecting changes to the capital structure of other companies, subsidiaries or joint venture companies, including capital participations in other companies through subsidiaries whose funding originates from the Company, in an amount stipulated by the Board of Commissioners, in accordance with applicable capital market regulations in Indonesia;
f.	establishing subsidiaries and/or joint venture companies by investing an amount as stipulated by the Board of Commissioners in accordance with applicable capital market regulations in Indonesia;
g.	nominating candidates to the Board of Directors or Board of Commissioners of our subsidiaries which provide a significant contribution (based on contribution to Telkom's consolidated total assets or consolidated revenue) to Telkom and/or its strategic goals, among other factors, as stipulated by our Board of Commissioners;
h.	merging, consolidating, acquiring, divesting or dissolving subsidiaries and joint venture companies, such operations representing amounts not exceeding the limit stipulated by the Board of Commissioners in accordance with applicable capital market regulations in Indonesia;
i.	giving a guarantee with our Company acting as guarantor (as a borg or avalist under Indonesian law) for an amount stipulated by the Board of Commissioners in accordance with applicable capital market regulations in Indonesia;
j.	taking or granting medium/long-term loans in amounts stipulated by the Board of Commissioners in accordance with applicable capital markets regulations in Indonesia;
k.	granting non-operational short/medium/long-term loans, excluding loans provided to subsidiaries, that are reported to the Board of Commissioners;
l.	writing-off uncollectible receivables and unused inventory in an amount not exceeding the limit stipulated by the Board of Commissioners;
m.	undertaking activities that are categorized as material transactions according to the prevailing laws and regulations in the capital market sector in an amount stipulated by the Board of Commissioners, unless such activities are included in the material transactions which are exempted by prevailing laws and regulations in the capital market sector; and
n.	undertaking activities which are not yet stipulated in the work plan and budget of the Company.

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

Our Articles of Association do not contain any requirement for our Directors to: (i) retire by a specified age; or (ii) to own any or a specified number of shares of our Company. The rights, preferences and restrictions attaching to each class of the shares of our Company in respect of specified matters are set forth below:

a.	Dividend rights. Dividends are to be paid based upon our financial condition and in accordance with the resolution of the shareholders in a GMS, which will also determine the form of and time of payment of the dividend;
b.	Voting rights. The holder of each voting share is entitled to one vote at a GMS;
c.	Rights to share in our Company's profits. See "— Dividend rights" above;
d.	Rights to share in any surplus in the event of liquidation. Stockholders are entitled to surplus in the event of liquidation in accordance with their proportion of shareholding, provided the nominal value of the common stock that they hold is fully paid-up;
e.	Redemption provisions. There are no stock redemption provisions in our Articles of Association. However, based on Article 37 of the Indonesian Company Law, we may buy back up to 10% of our issued and outstanding shares;
f.	Reserved fund provisions. We are required to set aside retained earnings in the amount of at least 20% of our issued capital to cover potential losses. If the amount in the reserved fund exceeds 20% of our issued capital, a GMS may authorize us to utilize such excess funds for the purposes of our Company;
g.	Liability for further capital calls. Our shareholders may be asked to subscribe for new shares in our Company from time to time. Such rights are to be offered to shareholders prior to being offered to third parties and may be transferred at the option of the shareholder. Our Board of Directors is authorized to offer the new shares to third parties in the event that an existing shareholder is unable or unwilling to subscribe for such new shares; and
h.	Our Articles of Association do not contain any provisions discriminating against any existing or prospective holder of such securities because of such shareholder owning a substantial number of shares. Additionally, our Articles of Association do not provide for staggered boards, cumulative voting or sinking a fund.

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

which contradicts the purpose and objectives of the double tax avoidance agreement.

6.	The non-resident income recipient is the beneficial owner of the income as required by the concerned tax treaty. The requirements for a beneficial owner are as follows:
	a.	If the non-resident income recipient is an individual, he or she does not act as an agent or nominee; or
	b.	If the non-resident income recipient is an entity, it should comply with the following requirements:
		1.	It does not act as an agent, nominee, or conduit;
		2.	It must have control in using or enjoying funds, assets, or rights that can generate income from Indonesia;
		3.	No more than 50% of the total non-consolidated income is used to fulfill obligations to other parties;
		4.	It bears the risks of assets, capital, and/or liabilities; and
		5.	It does not have written or unwritten obligation to provide part or all of the income derived from Indonesia to another party.

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

Based on our Consolidated Financial Statements and relevant market data, we believe that we did not satisfy the definition for PFIC status for U.S. federal income tax purposes with respect to our 2021 taxable year. In addition, based on our Consolidated Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate we will be a PFIC for any future taxable year. However, our status for the 2021 taxable year and future taxable years will depend on our income and assets (which for this purpose depends in part on the market value of the ADSs or common shares) in those years. See the discussion below under "Passive Foreign Investment Company."

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

Subject to certain complex limitations, including the PFIC rules discussed below, any Indonesian tax withheld from distributions to a U.S. Holder in accordance with the Treaty generally will be deductible or creditable, at such U.S. Holder's option, against such U.S. Holder's federal income tax liability. If a U.S. Holder elects to claim a deduction, rather than a foreign tax credit, for a particular taxable year, such election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. Holder in the particular year. Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as "passive category income" or, in the case of certain U.S. Holders, as "general category income" for U.S. foreign tax credit purposes.

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

We do not believe we were a PFIC for prior taxable years, and based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the ADSs and common stock, we do not believe that we are a PFIC for our 2021 taxable year and we do not expect to become a PFIC for future taxable years. This is a factual determination, however, that must be made annually at the end of the taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for our 2021 taxable year or for any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the ADSs or common stock may cause us to be considered a PFIC in the current or any subsequent year.

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

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks that arise from changes in foreign exchange rates and interest rates risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2021, assets in foreign currencies represented 590% of our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed rate assets. Our exposure to such market risks fluctuated during 2019, 2020 and 2021 as the Indonesian economy was affected by changes in the U.S. Dollar to Indonesian Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2022 or thereafter.

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

Information on such sensitivity analysis showing the impact on our equity and profit/(loss) of hypothetical variations of the U.S. Dollar and the Japanese Yen against the Rupiah as of December 31, 2021 can be found in Note 35.b.i of our Consolidated Financial Statements. As of December 31, 2021, we estimate that 1% appreciation of the U.S. Dollar against the Rupiah and 5% appreciation of the Japanese Yen against the Rupiah would cause Rp164 billion profit (compared to Rp33 billion profit as of December 31, 2020) and Rp14 billion loss (compared to Rp21 billion loss as of December 31, 2020), respectively. Further, as of December 31, 2021, we estimate that 1% depreciation of the U.S. Dollar against the Rupiah and 5% depreciation of the Japanese Yen against the Rupiah would cause Rp164 billion loss and Rp14 billion profit, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

The below table shows a break down by main categories of financial assets and financial liabilities of our exposure to foreign currency risk as of December 31, 2021:

Foreign Exchange Risk	Outstanding Balance
	as of December 31, 2021		Expected Maturity Date
	Foreign	Rp							Fair
	Currency	Equivalent	2022	2023	2024	2025	2026	Thereafter	Value
	(million)	(Rp billion)	(Rp billion)
ASSETS
Cash and Cash Equivalents
U.S. Dollar	274	3,908	3,908	—	—	—	—	—	3,908
Japanese Yen	1	0	0	—	—	—	—	—	0
Others(1)	16	233	233	—	—	—	—	—	233
Other Current Financial Assets
U.S. Dollar	12	165	165	—	—	—	—	—	165
Others(1)	—	—	—	—	—	—	—	—	—
Trade Receivables
Related Parties
U.S. Dollar	0	1	1	—	—	—	—	—	1
Others(1)	—	—	—	—	—	—	—	—	—
Third Parties
U.S. Dollar	113	1,604	1,604	—	—	—	—	—	1,604
Others(1)	6	92	92	—	—	—	—	—	92
Contract Assets
U.S. Dollar	34	489	489	—	—	—	—	—	489
Others(1)	—	—	—	—	—	—	—	—	—
Other Receivables
U.S. Dollar	0	4	4	—	—	—	—	—	4
Others(1)	0	2	2	—	—	—	—	—	2

Foreign Exchange Risk	Outstanding Balance
	as of December 31, 2021		Expected Maturity Date
	Foreign	Rp							Fair
	Currency	Equivalent	2022	2023	2024	2025	2026	Thereafter	Value
	(million)	(Rp billion)	(Rp billion)
Other Current Assets
U.S. Dollar	0	4	4	—	—	—	—	—	4
Others(1)	1	9	9	—	—	—	—	—	9
Long-term Investment in Financial Instruments
U.S. Dollar	927	13,215	13,215	—	—	—	—	—	13,215
Japanese Yen	—	—	—	—	—	—	—	—	—
Others(1)	9	133	133	—	—	—	—	—	133
Other Non-current Assets
U.S. Dollar	3	47	47	—	—	—	—	—	47
Others(1)	1	15	15	—	—	—	—	—	15
LIABILITIES
Trade Payables
Related Parties
U.S. Dollar	0	0	0	—	—	—	—	—	0
Others(1)	—	—	—	—	—	—	—	—	—
Third Parties
U.S. Dollar	106	1,504	1,504	—	—	—	—	—	1,504
Japanese Yen	2	0	0	—	—	—	—	—	0
Others(1)	6	81	81	—	—	—	—	—	81
Other Payables
U.S. Dollar	3	44	44	—	—	—	—	—	44
Others(1)	2	22	22	—	—	—	—	—	22
Accrued Expenses
U.S. Dollar	47	673	673	—	—	—	—	—	673
Japanese Yen	8	1	1	—	—	—	—	—	1
Others(1)	2	29	29	—	—	—	—	—	29
Advances from Customers
U.S. Dollar	0	2	2	—	—	—	—	—	2
Others(1)	1	10	10	—	—	—	—	—	10
Short-term Bank Loans
U.S. Dollar	—	—	—	—	—	—	—	—	—
Current Maturities of Long-term Liabilities
U.S. Dollar	17	245	245	—	—	—	—	—	245
Japanese Yen	768	95	95	—	—	—	—	—	95
Others(1)	4	62	62	—	—	—	—	—	62
Other Liabilities
U.S. Dollar	0	4	4	—	—	—	—	—	4
Others(1)	—	—	—	—	—	—	—	—	—
Long-term Liabilities(2)
U.S. Dollar	37	529	—	221	147	52	109	—	529
Japanese Yen	1,536	190	—	105	85	—	—	—	190
Others(1)	35	492	—	53	53	53	53	280	492

Notes:

(1)	Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollar equivalent using the Reuters bid and offer rates prevailing at the end of the reporting period.
(2)	Long-term liabilities for the purpose of this table consist of loans denominated in foreign currencies from two-step loans and long-term bank loans.

Interest Rate Risk

Our exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. Borrowings at variable interest rates expose our Company and our subsidiaries to interest rate risk. In order to reduce our exposure to interest rate fluctuations, we aim to balance the share of our fixed rate loans and floating rate loans in our bank borrowings. We try to achieve this where there are opportunities to increase the share of fixed-rate loans in our overall loan portfolio in light of prevailing interest rates available in the market at any given time and based on market and our expectations as to future floating and fixed interest rates. As of December 31, 2021, approximately 63.6% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans. To measure market risk fluctuations in interest rates, our Company and our subsidiaries primarily use the interest margin and maturity profile of the financial assets and liabilities based on the changing schedule of the interest rate.

In this annual report on Form 20-F, we chose to provide investors with the results of a sensitivity analysis related to our interest rate risk sensitive instruments as opposed to the tabular presentation of information related to interest rate risk sensitive instruments we disclosed in previous annual reports on Form 20-F. We believe such presentation, together with comparable information for the financial year ended December 31, 2021, makes it easier to understand the impact of variations in interest rates on our Company's financial performance and financial position as we use selected hypothetical changes in interest rates to illustrate such impact. We also believe this type of sensitivity analysis provides useful information and is widely used by investors for measuring the impact of such variations on interest rate risk sensitive instruments held by issuers.

As of December 31, 2021, we estimate that a decrease by 25 basis points in the interest rates of our variable rate borrowings would have increased our equity and profit or loss by Rp109 billion (compared with a Rp99 billion increase as of December 31, 2020); a similar increase by 25 basis points in the interest rates of our variable rate borrowings would have decreased our equity and profit or loss by Rp109 billion (compared with a Rp99 billion decrease as of December 31, 2020). The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

Credit Risk

Credit risk is the potential financial loss resulting from the failure of a customer or counterparty to settle its financial obligations to us in accordance with the terms and conditions of the contract as and when they fall due. Credit risk arises mainly from trade receivables from the sales of products and services. Our management has a credit policy in place to monitor credit risk on an ongoing basis. As of December 31, 2021, there were no significant concentrations of credit risk. Since early 2020, due to the COVID-19 outbreak, some of our certain customers particularly in the Enterprise segment have been facing business and financial difficulties. We have increased the monitoring of our customers' accounts and the balance of our receivables. We have agreement to postpone payments of fees due for certain of our enterprise customers in consideration of our pre-existing business relationship with them and in light of current circumstances and hardship. In an effort to attenuate such counterparty risk, since early 2020 we have asked our individual customers to make a one-month deposit based on their standard subscription fee that can be used to offset any fee amount accrued and unpaid. As of December 31, 2021, customers' default on fee payments had not significantly increased compared to the preceding financial year. For additional information on the maximum exposure to credit risk of our financial assets as of December 31, 2021, please refer to Note 35.b.iv to our Consolidated Financial Statements.

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

As of December 31, 2021, our management considered the price risk for our financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

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

The Depositary did not waive, or pay directly to third parties on our behalf, any expenses relating to the year ended December 31, 2021.

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

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.            CONTROLS AND PROCEDURES

A.                         DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of December 31, 2021, as required by Rule 13a-15(b) under the Exchange Act.

Our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective. Controls and procedures conducted by management include controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (2013 framework). Based on this assessment, management concluded that as of December 31, 2021, our internal control over financial reporting was effective.

C.                         ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by KAP Purwantono, Sungkoro & Surja, an independent registered public accounting firm, as stated in their report which is included in the Consolidated Financial Statements.

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

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

In August 2, 2021, the Board of Commissioners determined that Mr. Emmanuel Bambang Suyitno, a member of the Audit Committee, qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F and as an "independent" member in accordance with the provisions of Rule 10A-3 under the Exchange Act. Mr. Suyitno has been a member of our Audit Committee since September 1, 2020. Previously Mr. Suyitno served as a member of the Corporate Secretary Division of PT PP Presisi Tbk (2017-2020), Senior Vice President – Head of Investor Relations, Corporate Finance, MIS & Audit of Lucky Group of Indonesia (2016-2017), and as Audit Committee Member of PT Danareksa (Persero) (2014-2016). Mr. Suyitno is Chartered of Accountant and Indonesia Registered Accountant by Ministry of Finance of the Republic of Indonesia. He also hold on Certification in Audit Committee Practices (CACP).

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

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

In line with existing procedures and taking into consideration the independence and qualifications of independent auditors, at our AGMS on May 28, 2021, we appointed KAP Purwantono, Sungkoro & Surja (formerly Purwantono, Suherman & Surja) (a member firm of Ernst & Young Global Limited), a registered KAP with the OJK, to perform the audit on our Consolidated Financial Statements for the year ended December 31, 2021 and on the effectiveness of internal control over financial reporting as of December 31, 2021. The fee for the audit for 2021 was agreed at Rp70,590 billion (excluding VAT).

KAP Purwantono, Sungkoro & Surja has been our public accountant since 2012.

KAP Purwantono, Sungkoro & Surja is also assigned to perform an audit of funds utilization of the Partnership and Community Development Program ("PKBL") for 2021.

FEES AND SERVICES OF THE EXTERNAL AUDITOR

The following table summarizes the fees for audit services in 2019, 2020 and 2021:

	For Years Ended on December 31,
	2019	2020	2021
	(Rp million)	(Rp million)	(Rp million)
Audit Fee	57,055	63,461	59,050
All Other Fees	2,055	1,925	11,540

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

Our Audit Committee has six members: four Independent Commissioners and two external independent members who are not affiliated with our Company.

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

On November 30, 2004, the National Committee on Governance Policy (Komite Nasional Kebijakan Governansi, "KNKG") was established pursuant to the Decree of the Coordinating Minister for Economic Affairs No.KEP.49/M.EKONOM/1/2004 ("KEP.49"), which was formed to revitalize the former National Committee on Good Corporate Governance established in 1999. The KNKG aims to enhance the comprehension and implementation of good governance in Indonesia and advises the Government on governance issues, both in public and corporate sectors. KEP.49 was lastly amended and revoked by the Decree of the Coordinating Minister for Economic Affairs No. 117 of 2016. Pursuant to Decree No.44 of 2021 on KNKG issued on 2021, the KNKG will have, among other things, a new organizational structure and new duties (such as monitoring and evaluating the implementation of good governance relating to the new licensing policy introduced by the Job Creation Law).

The KNKG formulated the General Code for Indonesian Corporate Governance  2019 (the Pedoman Umum Governansi Korporat Indonesia,”PUGKI") which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent commissioners and nomination and remuneration committees by the board of commissioners, as well as increasing the scope of disclosure obligations for Indonesian companies. Although the KNKG recommended that the GCG Code be adopted by the Government as a basis for legal reform, as of the date of this annual report on Form 20-F, the Government has not enacted regulations that fully implement the provisions of the GCG Code.

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

ITEM 18.            FINANCIAL STATEMENTS

See pages F-1 through F-127.

ITEM 19.            EXHIBITS

The following exhibits are filed as part of this Form 20-F:

1.1	Articles of Association (as amended on June 18, 2021)
2.1	Description of securities.
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

Jakarta, April 21, 2022

By:	/s/ Ririek Adriansyah
Ririek Adriansyah
President Director / Chief Executive Officer

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.
and its subsidiaries

Consolidated financial statements

as of December 31, 2020 and 2021

and for each of the three years in the period ended December 31, 2021 with report of independent registered public accounting firm

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2021

AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2021

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

Report No. 00007/2.1032/NS.0/06/0702-1/1/IV/2022

To the Shareholders and the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 21, 2022 expressed an unqualified opinion thereon.

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

Report No. 00007/2.1032/NS.0/06/0702-1/1/IV/2022 (continued)

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

Evaluation of property and equipment estimated useful lives

Description of the matter

As of December 31, 2021, the balance of consolidated property and equipment of the Group was Rp163,205 billion.  As discussed in Notes 2ab and 13 to the accompanying consolidated financial statements, the Group reviews the estimated useful lives of its property and equipment at least annually and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical, or commercial obsolescence and legal or other limitations on the continuing use of the property and equipment.

Auditing the Group's estimated useful lives of property and equipment is complex and requires significant judgment because the determination of the estimated useful lives considers a number of factors, including strategic business plans, expected future technological developments, and market behavior.

Report of Independent Registered Public Accounting Firm (continued)

Report No. 00007/2.1032/NS.0/06/0702-1/1/IV/2022 (continued)

Evaluation of property and equipment estimated useful lives (continued)

How we addressed the matter in our audit

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

Jakarta, Indonesia

April 21, 2022

Report of Independent Registered Public Accounting Firm

Report No. 00008/2.1032/NS.0/06/0702-1/1/IV/2022

To the Shareholders and the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion on Internal Control over Financial Reporting

We have audited Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and its subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”).  In our opinion, Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Group as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes, and our report dated April 21, 2022 expressed an unqualified opinion thereon.

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

Report No. 00008/2.1032/NS.0/06/0702-1/1/IV/2022 (continued)

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

Jakarta, Indonesia

April 21,2022

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2020 and 2021

(Amounts in the tables expressed in billions of Indonesian Rupiah and millions of U.S. Dollar)

		2020	2021
	Notes	Rp	Rp	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents - net	4,32,35	20,589	38,311	2,688
Other current financial assets - net	5,32,35	1,303	493	35
Trade and other receivables - net	6,32,35	11,554	8,705	611
Contract assets - net	7,32,35	1,036	2,330	163
Inventories - net	8	983	779	55
Assets held for sale	13	39	818	57
Prepaid income taxes	29a	1,079	297	21
Prepaid other taxes	29b	2,945	2,537	178
Contract costs	10	454	656	46
Other current assets	9,32	6,547	6,362	446
Total Current Assets		46,529	61,288	4,300

NON-CURRENT ASSETS
Contract assets - net	7,32,35	203	143	10
Long-term investments in financial instruments	11,35	4,045	13,661	959
Long-term investments in associates	12	192	139	10
Contract costs	10	1,254	1,608	113
Property and equipment	13,32,34a	159,123	163,205	11,451
Right-of-use assets	14	19,104	19,253	1,351
Intangible assets	16	6,846	7,506	527
Deferred tax assets - net	29h	3,743	3,824	268
Other non-current assets	15,29,32,35	4,834	5,531	388
Total Non-current Assets		199,344	214,870	15,077
TOTAL ASSETS		245,873	276,158	19,377

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	17,32,35	17,577	17,779	1,247
Contract liabilities	19a,32	7,832	6,795	477
Current income tax liabilities	29c	1,291	1,609	113
Other tax liabilities	29d	1,422	2,314	162
Accrued expenses	18,32,35	14,265	15,885	1,115
Customer deposits	32	2,024	2,416	169
Short-term bank loans and current maturities of long-term borrowings	20,32,35	19,284	16,372	1,149
Current maturities of lease liabilities	14,35	4,805	5,525	388
Total Current Liabilities		68,500	68,695	4,820

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	29h	607	858	60
Contract liabilities	19b,32	1,007	1,283	90
Long service award provisions	31	1,254	1,206	85
Pension benefits and other post-employment benefits obligations	30	12,976	11,563	811
Long-term bank loans and borrowings	21,32,35	30,561	36,319	2,548
Lease liabilities	14,35	10,072	10,363	727
Other liabilities		382	699	48
Total Non-current Liabilites		56,859	62,291	4,369
TOTAL LIABILITIES		125,359	130,986	9,189

EQUITY
Capital stock	1c,23	4,953	4,953	348
Additional paid-in capital		1,977	1,977	139
Retained earnings		95,208	114,438	8,030
Other reserves		236	263	19
Net equity attributable to owners of the parent company		102,374	121,631	8,536
Non-controlling interest	22	18,140	23,541	1,652
TOTAL EQUITY		120,514	145,172	10,188
TOTAL LIABILITIES AND EQUITY		245,873	276,158	19,377

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For each of the Three Years in the Period Ended December 31, 2021

(Amounts in the tables expressed in billions of Indonesian Rupiah and millions of U.S. Dollar,

unless otherwise stated)

		2019	2020	2021
	Notes	Rp	Rp	Rp	US$ (Note 3)
REVENUES	25,32	135,557	136,447	143,210	10,048

COST AND EXPENSES
Operation, maintenance, and telecommunication service expenses	27,32	(37,453)	(34,575)	(38,133)	(2,676)
Depreciation and amortization expenses	13,14,16	(27,204)	(28,925)	(31,714)	(2,225)
Personnel expenses	26,30,31,32	(13,012)	(14,390)	(15,524)	(1,089)
General and administrative expenses	28,32	(6,207)	(6,564)	(5,016)	(352)
Interconnection expenses	32	(5,077)	(5,406)	(5,181)	(364)
Marketing expenses		(3,416)	(3,482)	(3,633)	(255)
Unrealized gain on changes in fair value of investments	11	58	129	3,432	241
Other income - net		837	810	162	12
Gains (losses) on foreign exchange - net		(89)	(86)	50	4

OPERATING PROFIT		43,994	43,958	47,653	3,344
Finance income	32	1,095	800	558	39
Finance cost	32	(5,452)	(4,602)	(4,394)	(308)
Share of loss of long-term investment in associates	12	(166)	(246)	(78)	(5)
Impairment of long-term investment in associates	12	(1,172)	(763)	—	—

PROFIT BEFORE INCOME TAX		38,299	39,147	43,739	3,070

INCOME TAX (EXPENSE) BENEFIT	29e
Current		(10,619)	(9,798)	(9,556)	(671)
Deferred		180	541	(84)	(6)
		(10,439)	(9,257)	(9,640)	(677)

PROFIT FOR THE YEAR		27,860	29,890	34,099	2,393
OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation		(105)	11	28	2
Net gain (loss) on financial assets at FVTOCI		9	3	(2)	0
Share of other comprehensive income of long-term investment in associates	12	16	1	(1)	0
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Defined benefit actuarial gain (loss) - net	30	(2,109)	(3,596)	1,955	136
Other comprehensive income (loss) - net		(2,189)	(3,581)	1,980	138

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		25,671	26,309	36,079	2,531

Profit for the year attributable to:
Owners of the parent company	24	19,068	21,052	24,877	1,746
Non-controlling interests	22	8,792	8,838	9,222	647
		27,860	29,890	34,099	2,393
Total comprehensive income for the year attributable to:
Owners of the parent company		17,029	17,840	26,884	1,886
Non-controlling interests		8,642	8,469	9,195	645
		25,671	26,309	36,079	2,531
BASIC EARNINGS PER SHARE (in full amount)	24
Net income per share		192.49	212.51	251.13	0.02
Net income per ADS (100 Series B shares per ADS)		19,248.51	21,251.29	25,112.50	1.76

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For Each of the Three Years in the Period Ended December 31, 2021

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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For Each of the Three Years in the Period Ended December 31, 2021

(Amounts in the tables expressed in billions of Indonesian Rupiah)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2019		4,953	1,977	92,644	222	99,796	17,428	117,224
Net comprehensive income for the year
Profit for the year	22	—	—	21,052	—	21,052	8,838	29,890
Other comprehensive income (loss)		—	—	(3,226)	14	(3,212)	(369)	(3,581)
Net comprehensive income for the year		—	—	17,826	14	17,840	8,469	26,309
Transaction with owners recorded directly in equity
Cash dividends	23	—	—	(15,262)	—	(15,262)	(7,778)	(23,040)
Capital contribution from non-controlling interest		—	—	—	—	—	21	21
Net transactions with owners		—	—	(15,262)	—	(15,262)	(7,757)	(23,019)
Balance, December 31, 2020		4,953	1,977	95,208	236	102,374	18,140	120,514

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For Each of the Three Years in the Period Ended December 31, 2021

(Amounts in the tables expressed in billions of Indonesian Rupiah)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2020		4,953	1,977	95,208	236	102,374	18,140	120,514
Net comprehensive income for the year
Profit for the year	22	—	—	24,877	—	24,877	9,222	34,099
Other comprehensive income (loss)		—	—	1,980	27	2,007	(27)	1,980
Net comprehensive income for the year		—	—	26,857	27	26,884	9,195	36,079
Transaction with owners recorded directly in equity
Cash dividends	23	—	—	(16,643)	—	(16,643)	(13,242)	(29,885)
Changes in non-controlling interest		—	—	(72)	—	(72)	73	1
Changes in non-controlling interest from initial public offering of subsidiary	1e	—	—	9,088	—	9,088	9,375	18,463
Net transactions with owners		—	—	(7,627)	—	(7,627)	(3,794)	(11,421)
Balance, December 31, 2021		4,953	1,977	114,438	263	121,631	23,541	145,172

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Each of the Three Years in the Period Ended December 31, 2021

(Amounts in the tables expressed in billions of Indonesian Rupiah and millions of U.S. Dollar)

		2019	2020	2021
	Notes	Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES

Cash receipts from customers and other operators		135,372	133,610	143,902	10,097
Cash receipts from tax refund		1,446	4,687	3,768	264
Cash receipt from finance income		1,093	806	564	40
Cash payments for expenses		(47,499)	(40,533)	(44,811)	(3,144)
Cash payments to employees		(11,370)	(11,057)	(13,262)	(931)
Cash payments for corporate and final income taxes		(10,348)	(11,452)	(9,679)	(679)
Cash payments for short-term and low-value lease assets	14	(5,359)	(3,731)	(5,308)	(372)
Cash payments for finance costs		(4,358)	(4,768)	(4,426)	(311)
Cash payments for value added taxes - net		(861)	(2,593)	(2,084)	(146)
Cash receipts from (payments for) others - net		850	348	(311)	(21)

Net cash provided by operating activities		58,966	65,317	68,353	4,797

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from (placement in) other current financial assets - net		1,147	(796)	807	57
Proceeds from sale of property and equipment	13	1,496	236	756	53
Proceeds from insurance claims	13	197	234	133	9
Dividend received from associated company	12	11	5	—	—
Purchases of property and equipment	13,37	(35,302)	(29,403)	(29,923)	(2,099)
Additional of long-term investment in financial instrument	11	(144)	(2,809)	(6,358)	(446)
Purchases of intangible assets	16,37	(2,008)	(2,538)	(2,845)	(200)
Additional contribution on long-term investments in associated companies	12	(588)	(28)	(42)	(3)
Proceeds from divestment of subsidiary		395	—	—	—
Acquisition of businesses net of acquired cash		(1,166)	—	—	—
Increase (decrease) in advance and other assets - net	15	87	—	(442)	(31)

Net cash used in investing activities		(35,875)	(35,099)	(37,914)	(2,660)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	20,21	26,524	24,469	46,612	3,270
Proceeds from initial public offering of subsidiary	1e	—	—	18,463	1,295
Repayments of loans and other borrowings	20,21	(18,176)	(24,380)	(43,740)	(3,069)
Cash dividends paid to the Company's stockholders	23	(16,229)	(15,262)	(16,643)	(1,168)
Cash dividends paid to non-controlling interests of subsidiaries	22	(9,618)	(7,778)	(13,242)	(929)
Repayment of principal portion of lease liabilities		(4,735)	(4,959)	(4,225)	(296)
Capital contribution from non-controlling interests of subsidiaries		59	—	—	—

Net cash used in financing activities		(22,175)	(27,910)	(12,775)	(897)

NET INCREASE IN CASH AND CASH EQUIVALENTS		916	2,308	17,664	1,240
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(109)	40	59	3
ALLOWANCE FOR EXPECTED CREDIT LOSSES		(1)	(0)	(1)	(0)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4	17,435	18,241	20,589	1,445
CASH AND CASH EQUIVALENTS AT END OF YEAR	4	18,241	20,589	38,311	2,688

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and 2021

For Each of the Three Years in Period Ended December 31, 2021

(Amounts in the tables expressed in billion of Indonesian Rupiah, unless otherwise stated)

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

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association have been amended several times, the latest amendments made is in relation to:

i.	The implementation of the Financial Services Authority Regulation No. 15/POJK.04/2020 on The Planning and Holding of the General Meetings of Public Companies.
ii.	The Company’s need to make adjustments to the Articles of Association with the provisions in the Financial Services Authority Regulation No. 16/POJK.04/2020 on The Implementation of Public Companies’ Shareholders’ General Meetings Electronically and No. 14/POJK.04/2019 on Addition to Capital of Listed Companies by Granting Pre-emptive Rights.
iii.	The Company’s need to make adjustments to its business activities in the Articles of Association with the Standard Classification of Indonesian Business Fields in 2020.

Amendments to the Articles of Association as stated in the Notary Deed of Ashoya Ratam, S.H., M.Kn. No. 35 dated June 18, 2021, the amendment has been received and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoLHR”) based on letter No. AHU-AH.01.03-0426883 dated July 9, 2021, concerning Acceptance of Notification of Amendment to the Company's Articles of Association (Persero) PT Telekomunikasi Indonesia Tbk. and the Decree of the MoLHR No. AHU-0038942.AH.01.02, 2021 dated July 9, 2021, concerning Approval of Amendment to the Articles of Association of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk.

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

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License of electronics money issuer	Bank Indonesia License No. 11/432/DASP	Electronics money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate internet service provider	2176/KEP/M.KOMINFO/ 12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/M.KOMINFO/ 16/2017	Content service provider	May 16, 2017
License for the implementation of internet interconnection services	1004/KEP/M.KOMINFO/ 2018	Interconnection services	December 26, 2018
License to operate data communication system services	046/KEP/M.KOMINFO/ 02/2020	Data communication system services	August 3, 2020
License to operate circuit switched based local fixed line network	449/KEP/M.KOMINFO/ 02/2020	Circuit switched based local fixed line network	September 22, 2020
License to operate IPTV service provider	022/KEP/M.KOMINFO/ 2021	IPTV service provider	February 25, 2021
License to operate fixed network long distance direct line	073/KEP/M.KOMINFO/02/ 2021	Fixed network long distance direct line	August 23, 2021
License to operate fixed international network	082/KEP/M.KOMINFO/ 02/2021	Fixed international and basic telephone services network	October 8, 2021
License to operate fixed closed network	094/KEP/M.KOMINFO/ 02/2021	Fixed closed network	December 9, 2021

b.   Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, and Internal Audit

i.     Board of Commissioners and Directors

Based on resolutions made at AGM of Stockholders of the Company as covered by notarial deed No. 34 and No. 12 of Ashoya Ratam., S.H., M.Kn., dated June 18, 2021 and July 10, 2020, the composition of the Company’s Boards of Commissioners and Directors as of December 31 2020 and 2021, respectively, were as follows:

	2020	2021
President Commissioner/ Independent Commissioner	Rhenald Kasali	Bambang Permadi Soemantri Brojonegoro
Commissioner	Alex Denni	Arya Mahendra Sinulingga
Commissioner	Rizal Mallarangeng	Rizal Mallarangeng
Commissioner	Ahmad Fikri Assegaf	Isa Rachmatarwata
Commissioner	Ismail	Ismail
Commissioner	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Independent Commissioner	Marsudi Wahyu Kisworo	Bono Daru Adji
Independent Commissioner	Wawan Iriawan	Wawan Iriawan
Independent Commissioner	Chandra Arie Setiawan	Abdi Negara Nurdin
President Director	Ririek Adriansyah	Ririek Adriansyah
Director of Finance and Risk Management*	Heri Supriadi	Heri Supriadi
Director of Digital Business	Muhammad Fajrin Rasyid	Muhamad Fajrin Rasyid
Director of Strategic Portfolio	Budi Setyawan Wijaya	Budi Setyawan Wijaya
Director of Enterprise and Business Service	Edi Witjara	Edi Witjara
Director of Wholesale and International Services	Dian Rachmawan	Bogi Witjaksono
Director of Human Capital Management	Afriwandi	Afriwandi
Director of Network, Information Technology and Solution	Herlan Wijanarko	Herlan Wijanarko
Director of Consumer Service	FM Venusiana R	FM Venusiana R
*	The nomenclature of the Director of Finance and Risk Management was determined at the AGM for the year 2020, changing the previous nomenclature, the Director of Finance.

ii.    Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of December 31, 2020 and 2021, were as follows:

	2020	2021
Chairman	Chandra Arie Setiawan	Bono Daru Adji
Member	Marsudi Wahyu Kisworo	Bambang Permadi Soemantri Brojonegoro
Member	Wawan Iriawan	Wawan Iriawan
Member	Marcelino Rumambo Pandin	Abdi Negara Nurdin
Member	Emmanuel Bambang Suyitno	Emmanuel Bambang Suyitno
Member	Sarimin Mietra Sardi	Edy Sihotang
Member	Ahmad Fikri Assegaf	—
Corporate Secretary	Andi Setiawan	Andi Setiawan
Internal Audit	Harry Suseno Hadisoebroto	Harry Suseno Hadisoebroto

c.    Public offering of securities of the Company

The Company's shares are listed and traded on the Indonesia Stock Exchange (IDX) and the New York Stock Exchange (NYSE) since November 14, 1995.

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, with a ten-year period, Rp1,200 billion for Series C, with a fifteen-year period and Rp1,500 billion for Series D, with a thirty-year period, respectively which are listed on the IDX (Note 21b.(i)).

d.   Subsidiaries

As of December 31, 2020 and 2021, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

i.  Direct subsidiaries:

		Year of
Subsidiary/place of		commencement	Percentage of ownership*		Total assets before elimination
incorporation	Nature of business	operations	2020	2021	2020	2021
PT Telekomunikasi Seluler ("Telkomsel"), Jakarta, Indonesia	Mobile telecommunication networks and service businesses, web portals, web hosting, mobile digital advertising, telecommunication consultant services, data processing activities, financial technology	1995	65	65	102,187	100,113
PT Dayamitra Telekomunikasi (“Mitratel”), Jakarta, Indonesia	Leasing of towers and other telecommunication services	1995	100	72	26,613	57,699
PT Multimedia Nusantara ("Metra"), Jakarta, Indonesia	Network telecommunication services and multimedia	1998	100	100	17,946	18,748
PT Telekomunikasi Indonesia International (“Telin”), Jakarta, Indonesia	Telecommunication	1995	100	100	12,182	10,139
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer	1982	100	100	6,148	5,881
PT Telkom Satelit Indonesia ("Telkomsat"), Jakarta, Indonesia	Telecommunication - provides satellite communication system, and the related services and infrastructures	1996	100	100	5,092	5,511
PT Telkom Akses ("Telkom Akses"), Jakarta, Indonesia	Construction, service and trading in the field of telecommunication	2013	100	100	4,336	4,973
PT Metra-Net (“Metra-Net”), Jakarta, Indonesia	Multimedia portal service	2009	100	100	1,320	1,640
PT PINS Indonesia (“PINS”), Jakarta, Indonesia	Telecommunication construction and services	1995	100	100	1,864	1,589
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infra”), Jakarta, Indonesia	Construction, service and trading in the field of telecommunication	2014	100	100	1,074	1,259
PT Sigma Tata Sadaya (“STS”)** Jakarta, Indonesia	Computer software and hardware trading and services	1996	100	100	0	2,107
PT Napsindo Primatel Internasional (“Napsindo”), Jakarta, Indonesia	Telecommunication - provides Network Access Point ("NAP"), Voice Over Data ("VOD"), and other related services	1999; ceased operations on January 13, 2006	60	60	5	5

*   Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

**  Previously was indirect subsidiary.

ii.   Indirect subsidiaries:

		Year of
Subsidiary/place of		commencement	Percentage of ownership*		Total assets before elimination
incorporation	Nature of business	operations	2020	2021	2020	2021
PT Metra Digital Investama (“MDI”), Jakarta, Indonesia	Trading and/or providing service related to information and technology, multimedia, entertainment and investments	2013	100	100	3,461	5,784
PT Sigma Cipta Caraka (“Sigma”), Tangerang, Indonesia	Information technology service - system implementation and integration service, outsourcing and software license maintenance	1988	100	100	6,008	5,054
Telekomunikasi Indonesia International Pte. Ltd., ("Telin Singapore"), Singapore	Telecommunication	2008	100	100	3,320	3,272
Telekomunikasi Indonesia International Ltd., ("Telin Hong Kong"), Hong Kong	Telecommunication	2010	100	100	2,652	2,998
PT Infomedia Nusantara (“Infomedia”), Jakarta, Indonesia	Data and information service-provides telecommunication information services and other information services in the form of print and electronic media, and call center services	1984	100	100	2,387	2,350
PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Property development and management services	2012	55	55	2,204	2,204
PT Finnet Indonesia (“Finnet”), Jakarta, Indonesia	Information technology services	2006	60	60	1,371	1,294
PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Directory information services	2013	100	100	1,121	1,207
PT Melon Indonesia (“Melon”), Jakarta, Indonesia	Digital content exchange hub services	2010	100	100	848	1,187
PT Persada Sokka Tama ("PST"), Jakarta, Indonesia	Providing telecommunication network infrastucture	2008	95	100	830	1,097
Telekomunikasi Indonesia International S.A. (“Telkomcel”) S.A., Dili, Timor Leste	Telecommunication	2012	100	100	719	708
PT Telkomsel Mitra Inovasi ("TMI"), Jakarta, Indonesia	Business management consulting and capital venture services	2019	100	100	594	692
TS Global Network Sdn. Bhd. ("TSGN"), Petaling Jaya, Malaysia	Satellite service	1996	70	70	664	596
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services	2002	100	100	479	543
PT Swadharma Sarana Informatika ("SSI"), Jakarta, Indonesia	Cash replenishment services and ATM maintenance	2001	51	51	576	485
PT Digital Aplikasi Solusi (“Digiserve”), previously PT Teltranet Aplikasi Solusi Jakarta, Indonesia	Communication system services	2014	49	100	320	389
PT Nusantara Sukses Investasi ("NSI"), Jakarta, Indonesia	Service and trading	2014	100	100	316	309
PT Graha Yasa Selaras (“GYS”), Jakarta, Indonesia	Tourism service	2012	51	51	289	288
PT Nutech Integrasi ("Nutech"), Jakarta, Indonesia	System integrator	2001	60	60	136	198
PT Telkomsel Ekosistem Digital ("TED"), Jakarta, Indonesia	Providing service related to information and technology, multimedia, entertainment, and investment	2021	—	100	—	197
Telekomunikasi Indonesia International (USA) Inc. (“Telin USA”), Los Angeles, USA	Telecommunication	2014	100	100	115	191
PT Metraplasa (“Metraplasa”), Jakarta, Indonesia	Network and e-commerce services	2012	60	60	260	61
Telekomunikasi Indonesia International (Australia) Pty. Ltd. (“Telin Australia”), Sydney, Australia	Telecommunication	2013	100	100	88	34
Telekomunikasi Indonesia Intl (Malaysia) Sdn. Bhd. (“Telin Malaysia”), Malaysia	Telecommunication	2013	70	70	39	27
PT Satelit Multimedia Indonesia (“SMI”), Jakarta, Indonesia	Satellite services	2013	100	100	16	10

*  Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

e.   Initial public offering and acquisition transactions in subsidiaries

i.    Mitratel

Based on the Deed of Decision of the Shareholders Outside the General Meeting of Shareholders (Circular) No. 31 dated August 21, 2021 from Notary Ashoya Ratam, S.H., M.Kn. the shareholders of Mitratel decided and approved the change of Mitratel’s status from a private company to a public company under the name PT Dayamitra Telekomunikasi Tbk.

On November 12, 2021, Mitratel received an effective statement from the Financial Services Authority (“OJK”) with its letter No. S-201/D.04/2021 to conduct an initial public offering (“IPO”) of 23,493,524,800 ordinary shares with a par value of Rp228 per share and an offering price of Rp800 per share. On November 22, 2021, the Mitratel’s shares have been listed on the Indonesia Stock Exchange (“IDX”) based on Letter No. S-08617/BEI.PP3/11-2021 regarding Approval of Securities Listing dated November 15, 2021.

Mitratel obtained IPO funds amounting to Rp18,463 billion (after deducting share issuance costs), so that the Company’s share ownership in Mitratel diluted from 99.99% to 71.87%. Hence, the Company still controls Mitratel.

For this transaction the Company has been accounted the difference in non-controlling ownership transactions are as follows:

Proceeeds from IPO of 28.13% ownership interest	18,463
Net assets attributable to NCI	(9,375)
Increase in equity attributable to parent company	9,088

ii.    Metra

On 29 August 2014, Metra and Telstra Holding Singapore Pte. Ltd. established PT Teltranet Application Solutions (“Teltranet”). Metra's share ownership in Teltranet is 51%, Metra has no control in determining the financial and operating policies of Teltranet, recorded as ownership in associates.

Based on the Share Purchase Agreement dated August 31, 2021, Metra purchased Teltranet's shares owned by Telstra Holdings Singapore Pte. Ltd. as many as 13,115,477 shares or equivalent to 49% share ownership with an acquisition value of AU$1, thus becoming a subsidiary of Metra.

As of December 31, 2021, Metra has recorded the difference between the acquisition value and fair value, goodwill recognized amounted to Rp64 billion (Note 16).

iii.    STS

STS previously was Sigma’s subsidiary. Based on notarial deed No. 388 dated December 27, 2021 of Jimmy Tanal, S.H., M.Kn., the Company entered into a takeover of STS shares, so that the Company's ownership in STS became 99.89% and impacted Sigma’s ownership which diluted to 0.11%. The company purchased 2,106,465,158,910 series B shares of STS or equivalent to Rp2,106 billion. The company has made cash payments of Rp1,250 billion and paid-up capital in other forms (inbreng) of Rp856 billion for the takeover of the STS shares.

iv.   Telkomsel

Based on the Resolution of Shareholders on December 14, 2021, Telkomsel established a subsidiary, PT Telkomsel Ekosistem Digital (“TED”), which was formalized by Notarial deed No. 19 dated December 16, 2021 of Bonardo Nasution, S.H. The total paid-up capital of TED were 197,000 shares (Rp1,000,000 par value per share). Telkomsel own 196,989 shares and paid Rp197 billion on December 29, 2021.

f.   Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements which have been completed and authorized for issuance by the Board of Directors of the Company on April 21, 2022.

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

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp") and millions of US$, unless otherwise stated. Figures in the consolidated financial statements which still contain values but below Rp1 billion and US$1 million, are presented with zero.

The consolidated financial statements provide comparative information in respect of the previous period.

The following amendments, which are effective for annual periods beginning on or after 1 January 2021, does not have any material impact to the consolidated financial statements of the Group, unless otherwise stated.

i.	Amendments to IFRS 16: Covid-19 Related Rent Concessions beyond June 30, 2021
ii.	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16: Interest Rate Benchmark Reform phase 2.

b.   Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

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

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains financial control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intra-Group assets and liabilities, equity, income, expenses, and cash flow relating to transactions within Group are fully eliminated on consolidation.

In case of loss of control over a subsidiary, the Group:

i.	derecognized the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
ii.	derecognized the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
iii.	recognized the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
iv.	recognized the fair value of any investment retained in the subsidiary at fair value on the date of loss of control; and
v.	recognized any surplus or deficit in profit or loss that is attributable to the Group.

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

d.   Business combinations and goodwill

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed, and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

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

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted  for within equity. Contingent consideration classified as an asset or liability that is a financial instrument  and within the scope of IFRS 9 Financial Instruments is measured at fair value with the changes in fair value recognised in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that  is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognised in profit or loss.

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

f.    Investments in associates

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. Holding of 20% or more of the voting power of the investee (held directly or indirectly, through subsidiaries) is presumed to give rise to significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, a holding of less than 20% of the voting power is presumed not to give rise to significant influence, unless it can be clearly demonstrated that there is in fact significant influence.

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

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less a loss allowance based on lifetime expected credit losses at each reporting date. The Group has established a credit provision methodology that is based on its historical credit loss experience which adjusted by specific forward-looking factors from the customer and the economic environment. Receivables are written-off in the year are determined to be uncollectible (Note 2t).

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

j.    Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. Assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

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

l.    Property and equipment

Property and equipment are stated at cost less accumulated depreciation, and impairment losses, if any.

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

Property and equipment are depreciated or amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-50
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-30
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Vehicles	4-8
Other telecommunication peripherals	5
Office equipment	2-5
Other equipment	2-5

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

Property under construction is stated at cost less impairment if any, until the consctruction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use or sale.

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

The Group has made use of the package of practical expedients available within IFRS 16, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as short-term leases;
●	the exclusion of initial direct costs for the measurement of the right-of-use asset;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	not to separate non-lease components from lease components, and instead, account for both as a single lease component; and

●	not to recognize a lease liability and a Right-of-Use (“ROU”) asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when new).

The Group applies the definition of a lease and related guidance set out in IFRS 16 to all lease contracts.

i.	The Group as Lessee

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

Short-term leases with a duration of less than 12 months and low-value assets leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by IFRS 16 will be treated similarly to operating leases. The Group will recognize those lease payments on a straight-line basis over the lease term in the consolidated statements of profit or loss and other comprehensive income.

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

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 Revenue from Contracts with Customers to allocate the consideration in the contract. Revenue arising from operating lease is recorded as Revenue from Lessor Transactions (Note 2q).

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

p.   Foreign currency translations

The functional currency and the reporting currency of the Group are both in Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA, and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is U.S. Dollar, Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is Australian Dollar, TS Global Network Sdn. Bhd., and Telekomunikasi Indonesia International Sdn. Bhd. whose functional currency is Malaysian ringgit. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2020		2021
	Buy	Sell	Buy	Sell
United States Dollar (“US$”) 1	14,040	14,060	14,250	14,255
Australian Dollar (“AU$”) 1	10,738	10,756	10,353	10,359
Singapore Dollar ("SGD") 1	10,591	10,607	10,555	10,561
New Taiwan Dollar ("TWD") 1	499.61	500.46	515.04	515.4
Euro ("EUR") 1	17,209	17,239	16,125	16,137
Japanese yen ("JPY") 1	135.91	136.15	123.81	123.86
Malaysian ringgit ("MYR") 1	3,477	3,485	3,420	3,424
Macanese pataca (“MOP”) 1	1,756	1,761	1,772	1,777
Hong Kong Dollar (“HKD”) 1	1,811	1,814	1,828	1,828

The result of foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

q.   Revenue and expense recognition

Revenue from contract with customers

IFRS 15 establishes a comprehensive framework to determine how, when, and how much revenue is to be recognized. The standard provides a single principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

Below is the summary of the Group’s revenue recognition accounting policy for each revenue stream:

i.     Mobile

Revenue from mobile primarily comprises of revenue from cellular service which among others: telephone service, interconnection service, internet and data service and Short Messaging Services (“SMS”) service. Those services are offered on postpaid or prepaid basis. For prepaid services, initial package sales (also known as SIM cards and initial charging vouchers) and top up vouchers are initially recognized as contract liabilities.

All mobile services revenues are recognized based on output method, either per actual usage or allowance unit used (if services sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

For services sold in bundled plan, total consideration is allocated to performance obligations based on stand-alone selling price for each of product and/or service. The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans sold by the Group only include services which are generally satisfied over the same period of time. Therefore, the revenue recognition pattern is generally not impacted by the allocation.

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

ii.    Consumer

Revenue from consumer primarily comprises of revenue from fixed telephone and Indihome services. Revenues from fixed telephone service are derived from customer who subscribes to fixed telephone service only, while revenues from Indihome service are derived from customer who subscribes to internet services or to bundled package with combination of consumer service (i.e. telephone, internet and data, and paid TV). Those services are offered on a postpaid basis and billed in the following month. In 2021, the Group has applied a new term and condition that the contract with customer is an open-ended contract with minimum 12-month contract and substantive early termination penalty. The contract duration under IFRS 15 is 12-month contract and can be renewed in monthly basis afterward.

All consumer services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

Customers may be required to pay an upfront fee at the commencement of the contract.

The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option as contract liabilities and recognizes it as revenue on a straight-line basis over the expected term of the customer relationships. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

iii.   Enterprise

Revenue from enterprise primarily comprises of revenue from providing telephone service, internet and data, information technologies, and other services (e.g. sales of peripherals, manage service, call center service, e-health, e-payment, and others). Some of the contracts with enterprise customers are bespoke in nature.

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

Some of the arrangements in enterprise are offered as bundled arrangements. For bundled arrangements, the product and/or service in the contract is accounted for as a single performance obligation when it is separately identifiable from other promises in the contract and the customer can benefit from the product/service on its own. The total consideration is allocated to each distinct performance obligation that has been included in the contract, based on its stand-alone selling price. The stand-alone selling price is determined according to the observable prices at which individual product and/or service are sold separately, adjusted for market conditions and normal discounts as appropriate. Alternatively, when the observable prices are not available, the expected cost plus margin approach is used to determine the stand-alone selling prices.

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

Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determines the estimates of variable consideration is not constrained based on its historical experience, business forecast, and the current economic conditions and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

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

iv.   Wholesale and International Business (“WIB”)

Revenue from WIB is mainly comprises of interconnections service for interconnection of other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming call) and calls between other telecommunications carriers subscribers through the Group’s network (transit) and network service with other telecommunications carriers. All of these services are recognized based on the output method using the basis of the actual recorded traffic for the month.

Contract assets

A contract asset is initially recognized for revenue earned from delivery of goods or services because the receipt of consideration is conditional on certain milestones or upon completion of the project. Upon completion of  the milestones or the project, the amount recognized as contract assets is reclassified to trade receivables.

Contract assets are subject to impairment assessment.

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Incremental cost of obtaining/fulfilling contract with customers

The incremental costs of obtaining/fulfilling contracts with customers, which principally are comprised of sales commissions and contract fulfilment costs, are initially recognized on the statement of financial position. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

Revenue from lessor transactions

Revenue from lessor transactions comprises of revenue from telecommunication tower operating leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature.

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

The Group has no debt instruments classified at FVTOCI with recycling of cumulative gains and losses as of December 31, 2020 and 2021.

(c)	Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under IAS 32, Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. The Group’s financial assets at this category consists of long-term investment in financial instruments.

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

Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. The Group’s financial assets at FVTPL consists of other long-term investment in financial instruments and other current financial assets.

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

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established a provision model that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Trade receivables are written-off when there is a low possibility of recovering the contractual cash flow, after all collection efforts have been done and have been fully provided for allowance.

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

The Group’s financial liabilities include trade and other payables, accrued expenses, interest-bearing loans, other borrowings and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and notes, long-term bank loans, customer deposits and lease liabilities.

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

u.    Treasury stock

Reacquired Company’s shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

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

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.

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

aa.   Current and non-current classifications

The Group presents assets and liabilities in the statement of financial position based on current/non- current classification. An asset is presented as current when it is:

i.	expected to be realized or intended to be sold or consumed in the normal operating cycle;
ii.	held primarily for the purpose of trading;
iii.	expected to be realized within twelve months after the reporting period; or
iv.	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Asset which do not meet above criterias are classified as non-current assets.

A liability is presented as current when:

i.     it is expected to be settled in the normal operating cycle;

ii.    it is held primarily for the purpose of trading;

iii.   it is due to be settled within twelve months after reporting period;

iv.   there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of liability that could, at the option of counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Liabilities which do not meet above criterias are classified as long-term liabilities.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

ab.  Critical accounting considerations, estimates and assumptions

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

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods. In 2020, the Group change its estimated useful lives of towers in Indonesia (Note 13). In 2021, the Company accelerated the useful lives of Multi-Service Access Node ("MSAN") assets until 2022 (Note 13).

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

(d)  Allowance for expected credit losses for financial assets

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established an allowance for expected credit losses methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors, and the economic environment.

For term deposits and debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the deposits or debt instrument are considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due

The Group assesses whether there is objective evidence that other receivables or other financial assets have been impaired at the end of each reporting period. Allowance for expected credit losses of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such allowance are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of allowance for expected credit losses of receivables are disclosed in Note 6.

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

(g)   Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (DCF) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

(h)   Acquisition

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

3.   TRANSLATION OF INDONESIAN RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in Indonesian rupiah. The translation of the Indonesian rupiah amounts into U.S. Dollar amounts are included solely for the convenience of the readers and has been made using the average of the market buy and sell rates of Rp14,252 to US$1 as published by Reuters on December 31, 2021. The convenience translation should not be construed as representations that the Indonesian rupiah amounts have been, could have been, or could in the future be, converted into U.S. Dollar at this or any other rate of exchange.

4.   CASH AND CASH EQUIVALENTS

The breakdown of cash and cash equivalents is as follows:

		2020		2021
		Balance		Balance
		Foreign currency		Foreign currency
	Currency	(in millions)	Rupiah equivalent	(in millions)	Rupiah equivalent
Cash	Rp	—	19	—	12
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	—	1,559	—	8,660
	US$	8	110	32	459
	EUR	2	28	2	30
	JPY	1	0	1	0
	HKD	2	3	3	5
	AU$	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	—	312	—	6,035
	US$	0	6	0	6
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	—	1,129	—	2,859
	US$	5	72	2	34
	SGD	0	0	0	0
	EUR	—	—	0	0
PT Bank Tabungan Negara (Persero) Tbk. (“BTN”)	Rp	—	43	—	1,368
	US$	0	0	0	0
Bank Pembangunan Daerah Tbk. (“BPD”)	Rp	—	155	—	99
Others (each below Rp75 billion)	Rp	—	21	—	51
	US$	0	0	0	0
	SGD	0	0	—	—
Sub-total			3,438		19,606

Third parties
PT Bank Permata Tbk. (“Bank Permata”)	Rp	—	81	—	2,326
	US$	1	12	—	—
The Hongkong and Shanghai Banking Corporation Ltd. ("HSBC Hongkong")	US$	36	504	44	628
	HKD	5	10	23	42
PT Bank CIMB Niaga Tbk. ("Bank CIMB Niaga")	Rp	—	1,576	—	570
	US$	0	1	5	74
	MYR	1	4	—	—
Standard Chartered Bank (“SCB”)	Rp	—	0	—	—
	US$	6	86	21	300
	SGD	8	81	8	83
Bank UOB	Rp	—	43	—	84
	US$	0	6	3	37
	SGD	1	15	2	19
	MYR	10	34	4	13
PT Bank Central Asia Tbk. ("BCA")	Rp	—	66	—	100
	US$	0	2	0	3
Chase Bank	US$	3	41	7	96
Bank of Tokyo-Mitsubishi UFJ	Rp	—	7	—	89
	US$	0	0	0	0
PT Bank HSBC Indonesia ("HSBC")	Rp	—	218	—	20
Others (each below Rp75 billion)	Rp	—	144	—	135
	US$	4	59	3	50
	TWD	42	21	46	24
	MYR	3	10	2	6
	AU$	0	5	0	5
	EUR	0	5	0	0
Sub-total			3,031		4,704

Total cash in banks			6,469		24,310

Time deposits
Related parties
PT Bank Negara Indonesia (Persero) Tbk. ("BNI")	Rp	—	3,039	—	6,739
	US$	27	385	43	610
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk (“BJB”)	Rp	—	919	—	910
	US$	6	80	11	153
PT Bank Rakyat Indonesia (Persero) Tbk. ("BRI")	Rp	—	2,421	—	544
	US$	34	479	47	675
PT Bank Mandiri (Persero) Tbk. ("Bank Mandiri")	Rp	—	2,825	—	604
	US$	14	190	31	441
PT Bank Tabungan Negara (Persero) Tbk. ("BTN")	Rp	—	2,123	—	580
Bank Syariah Indonesia Tbk. ("BSI")	Rp	—	—	—	210
Others (each below Rp75 billion)	Rp	—	10	—	28
Sub-total			12,471		11,494

Third parties
PT Bank Mega Tbk (“Bank Mega”)	Rp	—	379	—	1,689
	US$	9	131	17	235
PT Bank Maybank Indonesia Tbk. (“Maybank”)	Rp	—	12	—	197
	US$	35	494	8	107
	MYR	—	—	2	7
PT Bank Bukopin Tbk. ("Bank Bukopin")	Rp	—	—	—	—
PT Bank Sinarmas Tbk. ("Bank Sinarmas")	Rp	—	250	—	—
PT Bank Tabungan Pensiunan Nasional Tbk. ("BTPN")	Rp	—	115	—	—
PT Bank CIMB Niaga Tbk. ("Bank CIMB Niaga")	Rp	—	42	—	—
PT Bank Danamon Indonesia Tbk ("Bank Danamon")	Rp	—	101	—	—
PT Bank DBS Indonesia ("DBS")	Rp	—	—	—	200
Others (each below Rp75 billion)	Rp	—	35	—	61
	US$	5	71	—	—
Sub-total			1,630		2,496

Total time deposits			14,101		13,990
Allowance for expected credit losses			(0)		(1)
Total			20,589		38,311

Interest rates per annum on time deposits are as follows:

	2020	2021
Rupiah	2.00% ‑ 8.25%	1.25% ‑ 7.75%
Foreign currencies	0.25% ‑ 2.80%	0.20% ‑ 1.75%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

5.    OTHER CURRENT FINANCIAL ASSETS

The breakdown of other current financial assets is as follows:

		2020		2021
		Balance		Balance
		Foreign currency		Foreign currency
	Currency	(in millions)	Rupiah equivalent	(in millions)	Rupiah equivalent
Time deposits
Related parties
Bank Mandiri	Rp	—	180	—	160
	US$	5	70	5	71
BNI	Rp	—	60	—	20
	US$	20	278	—	—
BRI	Rp	—	120	—	—
	US$	14	197	—	—
BTN	US$	9	126	—	—
Subtotal			1,031		251
Third parties
Others (each below Rp75 billion)	Rp	—	18	—	18
	US$	5	71	5	73
Total time deposits			1,120		342

Escrow accounts	Rp	—	47	—	43
	US$	2	27	1	21
Total escrow accounts			74		64

Mutual funds
Related parties
PT Bahana TCW Investment
Management ("Bahana TCW")	Rp	—	77	—	78
Total mutual funds			77		78

Others (each below Rp75 billion)	Rp	—	—	—	9
	US$	2	32	—	—
Total others			32		9

Allowance for expected credit losses			(0)	—	(0)
Total other current financial assets			1,303		493

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2020	2021
Rupiah	3.25% ‑ 6.50%	2.50% ‑ 3.75%
Foreign currency	0.15% ‑ 1.08%	0.06% ‑ 0.50%

6.   TRADE AND OTHER RECEIVABLES

The breakdown of trade and other receivables is as follows:

	2020	2021
Trade receivables	19,699	16,312
Allowance for expected credit losses	(8,360)	(7,802)
Net	11,339	8,510
Other receivables	442	446
Allowance for expected credit losses	(227)	(251)
Net	215	195
Total trade and other receivables	11,554	8,705

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)   Related parties

	2020	2021
State-owned enterprises	1,564	1,336
Government agencies	1,196	679
Indonusa	504	439
Indosat	225	148
Others (each below Rp75 billion)	407	176
Total	3,896	2,778
Allowance for expected credit losses	(1,553)	(1,400)
Net	2,343	1,378

(ii)  Third parties

	2020	2021
Individual and business subscribers	13,899	12,644
Overseas international carriers	1,904	890
Total	15,803	13,534
Allowance for expected credit losses	(6,807)	(6,402)
Net	8,996	7,132

b.    By age

(i)   Related parties

	2020	2021
Up to 3 months	2,008	1,319
3 to 6 months	412	238
More than 6 months	1,476	1,221
Total	3,896	2,778
Allowance for expected credit losses	(1,553)	(1,400)
Net	2,343	1,378

(ii)  Third parties

	2020	2021
Up to 3 months	8,110	6,753
3 to 6 months	862	686
More than 6 months	6,831	6,095
Total	15,803	13,534
Allowance for expected credit losses	(6,807)	(6,402)
Net	8,996	7,132

(iii)  Aging of total trade receivables

	2020			2021
		Allowance for	Expected		Allowance for	Expected
		expected credit	credit		expected credit	credit
	Gross	losses	loss rate	Gross	losses	loss rate
Not past due	7,818	696	8.9%	5,625	532	9.5%
Past due up to 3 months	2,300	488	21.2%	2,447	328	13.4%
Past due more than 3 to 6 months	1,274	495	38.9%	924	253	27.4%
Past due more than 6 months	8,307	6,681	80.4%	7,316	6,689	91.4%
Total	19,699	8,360		16,312	7,802

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward looking factors specific from the customers and the economic environment. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2020 and 2021, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp4,217 billion and Rp3,417 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.    By currency

(i)   Related parties

	2020	2021
Rupiah	3,886	2,777
U.S. Dollar	10	1
Total	3,896	2,778
Allowance for expected credit losses	(1,553)	(1,400)
Net	2,343	1,378

(ii)  Third parties

	2020	2021
Rupiah	13,439	11,838
U.S. Dollar	2,265	1,606
Singapore Dollar	75	56
Others (each below Rp75 billion)	24	34
Total	15,803	13,534
Allowance for expected credit losses	(6,807)	(6,402)
Net	8,996	7,132

d.    Movements in the allowance for expected credit losses

	2020	2021
Beginning balance	6,207	8,360
Allowance for expected credit losses	2,344	474
Receivables written-off	(191)	(1,032)
Ending balance	8,360	7,802

The receivables written-off relate to both related party and third party trade receivables.

Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2020 and 2021, certain trade receivables of the subsidiaries amounting to Rp3,432 billion and Rp2,330 billion, respectively, have been pledged as collateral under lending agreements (Notes 20a and 21c).

7.    CONTRACT ASSETS

The breakdown of contract assets is as follows:

	2020	2021
Contract assets	1,351	2,588
Allowance for expected credit losses	(112)	(115)
Net	1,239	2,473
Short-term portion	(1,036)	(2,330)
Long-term portion	203	143

As at January 1, 2020, the opening balances of contract assets amounted to Rp944 billion.

Management believes that the allowance for expected credit losses is adequate to cover losses on uncollectible contract asset.

Refer to Note 32 for details of related party transactions.

8.    INVENTORIES

Inventories, all recognize at net realizable value, consist of:

	2020	2021
Components	560	578
SIM cards and blank prepaid vouchers	265	148
Others	226	122
Total	1,051	848
Provision for obsolescence
Components	(37)	(38)
SIM cards and blank prepaid vouchers	(28)	(28)
Others	(3)	(3)
Total	(68)	(69)
Net	983	779

Movements in the provision for obsolescence are as follows:

	2020	2021
Beginning balance	92	68
Provision recognized during the year	1	2
Inventory written-off	(25)	(1)
Ending balance	68	69

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

The inventories recognized as expense and included in operations, maintenance, and telecommunication service expenses in 2019, 2020 and 2021 amounted to Rp1,754 billion, Rp544 billion, and Rp739 billion respectively (Note 27).

As of December 31, 2020 and 2021, certain inventories of the subsidiaries amounting to Rp557 billion and Rp557 billion, respectively, have been pledged as collateral under lending agreements (Note 20a and Note 21c).

As of December 31, 2020 and 2021, modules (part of property and equipment) and components held by the Group with book value amounting to Rp107 billion and Rp122 billion, respectively, have been insured against fire, theft, and other specific risks. Total sum insured as of December 31, 2020 and 2021 amounted to Rp133 billion and Rp155 billion respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

9.   OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	2020	2021
Prepaid frequency license fees - current portion (Note 34c.i)	4,554	4,923
Advances	1,339	683
Prepaid salaries	180	185
Prepaid rental	272	170
Others (each below Rp75 billion)	202	401
Total	6,547	6,362

10.  CONTRACT COSTS

Movement of contract costs for the years ended December 31, 2020 and 2021 are as follows:

	2020
	Cost to obtain	Cost to fulfill	Total
At January 1, 2020	696	489	1,185
Addition current year	699	342	1,041
Amortization during the year	(150)	(368)	(518)
At December 31, 2020	1,245	463	1,708
Short-term portion	(193)	(261)	(454)
Long-term portion	1,052	202	1,254

2021
Cost to obtain	Cost to fulfill	Total

At January 1, 2021	1,245	463	1,708
Addition current year	568	757	1,325
Amortization during the year	(281)	(488)	(769)
At December 31, 2021	1,532	732	2,264
Short-term portion	(312)	(344)	(656)
Long-term portion	1,220	388	1,608

There is no provision for impairment of contract costs as of December 31, 2020 and 2021.

11.  LONG-TERM INVESTMENTS IN FINANCIAL INSTRUMENTS

	2020	2021
Investment in equity at fair value through profit or loss	1,686	12,962
Convertible bonds at fair value through profit or loss	2,339	681
Investment in equity at fair value through other comprehensive income	20	18

Total investment in financial instruments	4,045	13,661

Investments in convertible bonds at fair value through profit or loss represent long-term investments owned by Telkomsel and MDI in the form of convertible bonds in various start-up companies engaged in information and technology, which will be immediately converted into shares when they mature. The convertible bonds will mature from January 1, 2022 to December 31, 2023.

Investments in equity at fair value through profit or loss are long-term investments in the form of shares in various start-up companies engaged in information and technology. The Group does not have significant influence in these start-up companies.

Investments in equity at fair value through profit or loss include Telkomsel's investment in PT Aplikasi Karya Anak Bangsa (“AKAB”).

On November 16, 2020, Telkomsel entered into agreements  with AKAB for investing in the form of non-interest-bearing Convertible Bond (“CB”) amounting to US$150 million (equivalent to Rp2,116 billion as of December 31, 2020). The CB will mature on November 16, 2023. The contractual cash flows from the investment in CB held by Telkomsel are not solely payment of principal and interest on the principal amount outstanding, hence, the CB is classified as FVTPL. The preferred shares call option provides Telkomsel the right to purchase additional preferred shares of AKAB within 12-months after the effective date at the price of US$5,049 per share amounting to US$300 million. The preferred shares call option is a derivative and is accounted for at FVTPL.

On May 17, 2021, AKAB and PT Tokopedia officially merged to become PT GoTo Gojek Tokopedia (“GoTo”). This merger triggered the conversion event in CB agreements, where the CB were required to be converted into to shares. Based on the CB agreements, GoTo paid the conversion amount to Telkomsel, and upon the receipt of the conversion amount Telkomsel immediately paid the conversion amount to GoTo in accordance with the Shares Subscription Agreement.

On May 18, 2021, Telkomsel entered the Shares Subscription Agreement to subscribe to the converted 29,708 GoTo shares amounted to US$150 million (equivalent to Rp2,110 billion) and exercised the call option to acquire an additional 59,417 GoTo shares amounted to US$300 million (equivalent to Rp4,290 billion).

Based on deed of amendment dated on October 19, 2021, GoTo carried out the stock split and Telkomsel’s shares in GoTo increased from 89,125 shares to 23,722,133,875 shares.

As of December 31, 2021, Telkomsel assessed the fair value of the investment in GoTo was Rp375 per share after the stock split based on the observable transaction price from the latest transaction data prior to year end.

The total unrealized gain from changes in fair value of Telkomsel’s investment in GoTo amounted to Rp2,494 billion during 2021 and was presented as unrealized gain arising from change of valuation of investment in the consolidated statement of profit or loss.

Investments in equity also included investments by MDI in several start-up entities engaged in the information and technology sector. The additional investments during the year by MDI amounted to Rp1,212 billion. These equity investments are classified as FVTPL.

The total unrealized gain from changes in fair value of MDI’s investment amounted to Rp899 billion as of December 31, 2021 and was presented as unrealized gain arising from change of valuation of investment in the consolidated statement of profit or loss.

12. LONG-TERM INVESTMENTS IN ASSOCIATES

The details of long-term investments in associates under equity method as of December 31, 2020 are as follows:

	2020
	Percentage			Share of		Share of other
	of	Beginning	Additions	net profit		comprehensive		Ending
	ownership	balance	(Deduction)	(loss)	Dividend	income	Impairment	balance
Long-term investments in associates:
Jalin[a]	33.00	77	—	17	(5)	(0)	—	89
Finarya[b]	25.00	267	28	(209)	—	1	—	87
Tiphone[c]	24.00	526	—	(41)	—	—	(485)	—
Indonusa[d]	20.00	210	—	—	—	—	(210)	—
Others (each below Rp75 billion)[e]		130	(33)	(13)	—	(0)	(68)	16
Total long-term investments in associates		1,210	(5)	(246)	(5)	1	(763)	192

Summarized financial information of the Group’s investments accounted for under the equity method as at and for the year ended December 31, 2020:

	Jalin	Finarya	Indonusa	Others
Statements of financial position
Current assets	187	3,160	565	972
Non-current assets	194	169	331	4,516
Current liabilities	(92)	(2,327)	(318)	(795)
Non-current liabilities	(22)	(41)	(573)	(4,398)
Equity	267	961	5	295

Statements of profit or loss and other comprehensive income
Revenues	277	133	783	1,278
Operating expenses	(205)	(948)	(691)	(1,035)
Other income (expenses) including finance costs - net	(3)	69	(24)	(92)
Profit (loss) before tax	69	(746)	68	151
Income tax benefit (expense)	(18)	2	(6)	(4)
Profit (loss) for the period	51	(744)	62	147
Other comprehensive income (loss)	(1)	4	7	(27)
Total comprehensive income (loss) for the period	50	(740)	69	120
*

The summarized financial information of associated companies above were prepared under Indonesian Financial Accounting Standards. Summary of financial information for Tiphone as of December 31, 2020 is not available

The details of long-term investments in associates under equity method as of December 31, 2021 are as follows:

	2021
						Share of other
	Percentage of	Beginning	Additions	Share of net		comprehensive		Ending
	ownership	balance	(Deductions)	profit (loss)	Dividend	income	Impairment	balance
Long-term investments in associates:
Jalin[a]	33.00	89	—	25	(7)	—	—	107
Finarya[b]	24.27	87	—	(87)	—	—	—	—
Others (each below Rp75 billion)[e]		16	33	(16)	—	(1)	—	32
Total long-term investments in associates		192	33	(78)	(7)	(1)	—	139

Summarized financial information of the Group’s investments accounted for under the equity method as at and for the year ended December 31, 2021:

	Jalin	Finarya	Others
Statements of financial position
Current assets	239	1,779	1,248
Non-current assets	237	222	4,720
Current liabilities	(144)	(1,654)	(646)
Non-current liabilities	(8)	(35)	(4,618)
Equity	324	312	704

Statements of profit or loss and other comprehensive income
Revenues	401	137	1,869
Operating expenses	(311)	(1,160)	(1,436)
Other income (expenses) including finance costs - net	6	31	(106)
Profit (loss) before tax	96	(992)	327
Income tax benefit (expense)	(19)	11	(13)
Profit (loss) for the period	77	(981)	314
Other comprehensive income (loss)	1	4	(1)
Total comprehensive income (loss) for the period	78	(977)	313
[a]	Jalin was previously a subsidiary. On June 19, 2019 the Group sold 67% of its shares to PT Danareksa (Persero) (“Danareksa”) amounted to Rp395 billion.
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

On March 8, 2021, PT Dompet Karya Anak Bangsa (“DKAB”) invested in Finarya. This investment diluted Telkomsel’s ownership in Finarya, from previously 25.00% to 24.33%. Since June 2021, Telkomsel’s investment in Finarya has been fully absorbed.

On December 23, 2021, Grab make additional investment in Finarya. This investment diluted Telkomsel’s ownership in Finarya, from previously 24.33% to 24.27%. As of December 31, 2021, the unrecognized share of loss amounting to Rp150.6 billion.

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

Management has reassessed on December 31, 2021 and concluded that there is no recovery from the impairment in the previous year because there is no data that can support the recovery.

[d]

Indonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its shares ownership in Indonusa. On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra, as the result, Metra’s ownership in Indonusa increased to 4.33% and the Company’s ownership become 15.67%. Based on management assessment, there was allowance for impairment on investment in Indonusa as of December 31, 2020.

[e]	The unrecognized share in losses in other investments cumulatively as of December 31, 2020 and 2021 was amounting to Rp228 billion and Rp190 billion, respectively.

13. PROPERTY AND EQUIPMENT

The details of property and equipment are as follows :

	December 31,			Reclassifications/	December 31,
	2019	Additions	Deductions	Translations	2020
At cost:
Buildings	14,062	201	—	1,874	16,137
Leasehold improvements	1,549	31	(192)	22	1,410
Switching equipment	17,368	956	(1,921)	1,103	17,506
Telegraph, telex and data communication equipment	2,258	429	—	(675)	2,012
Transmission installation and equipment	151,752	1,050	(3,825)	10,219	159,196
Satellite, earth station and equipment	12,344	236	(2)	(2,155)	10,423
Cable network	54,423	8,280	(68)	(1,839)	60,796
Power supply	20,114	45	(311)	1,140	20,988
Data processing equipment	16,409	3	(703)	1,954	17,663
Other telecommunication peripherals	5,340	2,157	—	16	7,513
Office equipment	2,361	216	(354)	(98)	2,125
Vehicles	568	48	(104)	39	551
Other equipment	123	17	—	(72)	68
Property under construction	2,619	15,610	(8)	(15,697)	2,524
Total	301,290	29,279	(7,488)	(4,169)	318,912

	December 31,			Reclassifications/	December 31,
	2019	Additions	Deductions	Translations	2020
Accumulated depreciation and amortization:
Buildings	4,113	739	—	20	4,872
Leasehold improvements	1,091	158	(188)	—	1,061
Switching equipment	11,996	1,569	(1,921)	(23)	11,621
Telegraph, telex and data communication equipment	1,580	—	—	2	1,582
Transmission installation and equipment	79,996	11,463	(3,545)	77	87,991
Satellite, earth station and equipment	5,809	900	(1)	(2,296)	4,412
Cable network	14,237	2,509	(66)	(702)	15,978
Power supply	13,597	1,512	(309)	(43)	14,757
Data processing equipment	11,977	1,522	(708)	(11)	12,780
Other telecommunication peripherals	1,766	1,120	—	(1)	2,885
Office equipment	1,678	375	(360)	(119)	1,574
Vehicles	210	74	(70)	15	229
Other equipment	66	2	—	(21)	47
Total	148,116	21,943	(7,168)	(3,102)	159,789
Net book value	153,174				159,123

	December 31,			Reclassifications/	December 31,
	2020	Additions	Deductions	Translations	2021
At cost:
Directly acquired assets
Buildings	16,137	197	(5)	967	17,296
Leasehold improvements	1,410	45	(35)	57	1,477
Switching equipment	17,506	1,112	(1,223)	929	18,324
Telegraph, telex and data communication equipment	2,012	—	—	(429)	1,583
Transmission installation and equipment	159,196	3,829	(3,479)	6,075	165,621
Satellite, earth station and equipment	10,423	359	(15)	(239)	10,528
Cable network	60,796	8,722	(33)	(1,926)	67,559
Power supply	20,988	303	(390)	1,134	22,035
Data processing equipment	17,663	250	(314)	1,659	19,258
Other telecommunication peripherals	7,513	1,646	—	(38)	9,121
Office equipment	2,125	205	(57)	79	2,352
Vehicles	551	34	(43)	(5)	537
Other equipment	68	6	—	(27)	47
Property under construction	2,524	13,613	(29)	(13,158)	2,950
Total	318,912	30,321	(5,623)	(4,922)	338,688

	December 31,			Reclassifications	December 31,
	2020	Additions	Deductions	/ Translations	2021
Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	4,872	652	(2)	15	5,537
Leasehold improvements	1,061	132	(30)	—	1,163
Switching equipment	11,621	1,871	(1,223)	(44)	12,225
Telegraph, telex and data communication equipment	1,582	—	—	—	1,582
Transmission installation and equipment	87,991	11,554	(3,227)	(1,786)	94,532
Satellite, earth station and equipment	4,412	743	(16)	60	5,199
Cable network	15,978	4,210	(11)	(1,442)	18,735
Power supply	14,757	1,546	(383)	(46)	15,874
Data processing equipment	12,780	1,708	(301)	(57)	14,130
Other telecommunication peripherals	2,885	1,492	—	(47)	4,330
Office equipment	1,574	357	(57)	(8)	1,866
Vehicles	229	71	(26)	(4)	270
Other equipment	47	4	—	(11)	40
Total	159,789	24,340	(5,276)	(3,370)	175,483
Net book value	159,123				163,205

a.    Gain on sale of property and equipment

	2019	2020	2021
Proceeds from sale of property and equipment	1,496	236	756
Net book value	(853)	(20)	(36)
Gain on sale of property and equipment	643	216	720

b.    Others

(i)	During 2020 and 2021, the CGUs that independently generate cash inflows are fixed wireline, cellular and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2020 and 2021.
(ii)	Interest capitalized to property under construction amounted to Rp99 billion, Rp160 billion and Rp52 billion for the years ended December 31, 2019, 2020 and 2021, respectively. The capitalization rate used to determine the number of borrowing costs eligible for capitalization ranged from 4.12% to 11.00%, 6.25% to 11.00% and 5.63% to 8.70% for the years ended December 31, 2019, 2020 and 2021, respectively.
(iii)	No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2019, 2020 and 2021.
(iv)	In 2019, 2020 and 2021, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp197 billion, Rp234 billion and Rp133 billion, respectively, and were recorded as part of “Other Income - net” in the consolidated statements of profit or loss and other comprehensive income. In 2019, 2020, and 2021 the net carrying values of those assets of Rp165 billion, Rp190 billion and Rp103 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.
(v)	In 2018, the estimated useful lives of radio software license and data processing equipment were changed from 7 to 10 years and from 3 to 5 years, respectively. The impact of reduction in the depreciation expense for the year ended December 31, 2019, 2020 and 2021 amounting to Rp637 billion, Rp266 billion and Rp18 billion, respectively. In 2020, the estimated useful lives of towers in Indonesia were changed from 20 to 30 years. The impact of reduction in the depreciation expense for the years ended December 31, 2021 and 2020, amounted to Rp641 billion and Rp160 billion, respectively. Towers are presented as part of transmission installation and equipment.
(vi)	As of December 31, 2020 and 2021, the equipment units of Telkomsel with the carrying amount of Rp39 billion and Rp818 billion, respectively, to be exchanged, and therefore the equipment units were reclassified as assets held for sale in the consolidated statement of financial position. In 2020 and 2021, the equipment units of Telkomsel with the net carrying amount of RpNil and Rp258 billion, respectively, had been exchanged with equipment units of PT ZTE Indonesia. There is no provision for impairment of assets held for sale as of December 31, 2020 and 2021.
(vii)	In 2021, the Company decided to discontinue the use of MSAN assets and accelerate the depreciation of the MSAN assets, which will be fully depreciated in 2022. The impact of accelerated depreciation of MSAN assets for the year ended December 31, 2021 and the estimate for the year ended 2022 amounted to Rp1,603 billion and Rp1,603 billion, respectively. MSAN assets are presented as part of cable network.
(viii)	As of December 31, 2020 and 2021, the Group’s property and equipment with net carrying amount of Rp159,454 billion and Rp161,287 billion, respectively, were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totaling Rp22,886 billion and Rp29,601 billion, US$Nil, HK$8 million, SG$315 million and SG$360 million, and MYR39 million and MYR72 million, respectively, and first loss basis amounted to Rp2,750 billion and Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.
(ix)	As of December 31, 2020 and 2021, the percentage of completion of property under construction was approximately 61.19% and 75.63%, respectively, of the total contract value, with estimated dates of completion until March 2023 and February 2025, respectively. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.
(x)	As of December 31, 2020 and 2021, all assets owned by the Company have been pledged as collateral for bonds (Note 21b.i) while certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp14,115 billion and Rp22,939 billion, respectively, have been pledged as collaterals under lending agreements (Notes 20a, 21c, and 21d).
(xi)	As of December 31, 2020 and 2021, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp63,656 billion and Rp67,355 billion, respectively. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.
(xii)	In 2020 and 2021, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (Nilai Jual Objek Pajak or “NJOP”) of the related land rights and buildings, amounted to Rp41,984 billion and Rp45,604 billion, respectively.

14. RIGHT OF USE ASSETS

The Group leases several assets including building, transmission installation and equipments, power supply, vehicles, and other equipments used in its operations, which generally have lease terms between 1 and 30 years.

The Group leases several pieces of land located throughout Indonesia with Right to Build ("Hak Guna Bangunan" or "HGB") for a period of 10-50 years which will expire between 2022 and 2071. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

The Group also has certain leases with lease terms of twelve months or less and low-value assets leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments. Short-term lease expense during 2020 and 2021 amounted to Rp3,612 billion and Rp5,251 billion, respectively. Low-value assets lease expense during 2020 and 2021 amounted to Rp119 billion and Rp57 billion, respectively.

The carrying amounts of right of use assets recognized and the movement during the year:

				Reclassifications/
	December 31, 2019	Additions	Deductions	translations	December 31, 2020
At cost:
Land rights	5,671	1,704	(630)	(10)	6,735
Buildings	839	126	(120)	21	866
Transmission installation and equipment	17,487	1,899	(1,183)	(85)	18,118
Power supply	589	97	(18)	—	668
Vehicles	700	238	(230)	(103)	605
Others (each below Rp75 billion)	28	1	(1)	66	94
Total	25,314	4,065	(2,182)	(111)	27,086

Accumulated amortization:
Land rights	(676)	(864)	212	—	(1,328)
Buildings	(237)	(205)	177	(62)	(327)
Transmission installation and equipment	(3,329)	(3,586)	984	—	(5,931)
Power supply	(69)	(194)	9	—	(254)
Vehicles	(111)	(162)	203	1	(69)
Others (each below Rp75 billion)	1	(75)	1	—	(73)
Total	(4,421)	(5,086)	1,586	(61)	(7,982)
Net book value	20,893				19,104

				Reclassifications/
	December 31, 2020	Additions	Deductions	translations	December 31, 2021
At cost:
Land rights	6,735	1,001	(713)	106	7,129
Buildings	866	461	(252)	1	1,076
Transmission installation and equipment	18,118	4,406	(1,352)	25	21,197
Power supply	668	17	(126)	—	559
Vehicles	605	83	(132)	0	556
Others (each below Rp75 billion)	94	74	(246)	84	6
Total	27,086	6,042	(2,821)	216	30,523

Accumulated amortization:
Land rights	(1,328)	(975)	512	(0)	(1,791)
Buildings	(327)	(331)	199	13	(446)
Transmission installation and equipment	(5,931)	(3,182)	655	(0)	(8,458)
Power supply	(254)	(280)	126	—	(408)
Vehicles	(69)	(198)	121	(2)	(148)
Others (each below Rp75 billion)	(73)	(38)	113	(21)	(19)
Total	(7,982)	(5,004)	1,726	(10)	(11,270)
Net book value	19,104				19,253

The carrying amounts of the lease liabilities and the movements are as follows:

	2020	2021

Balance, January 1	17,217	14,877
Additions	4,308	4,234
Deductions	(6,676)	(5,586)
Accrued interest	28	2,363
Balance, December 31	14,877	15,888
The portion that matures within one year	(4,805)	(5,525)
Long-term portion year	10,072	10,363

Maturity analysis of lease payments are as follows:

Years	2020	2021
2022		3,922
2023		3,414
2024		2,434
2025		1,813
2026		1,372
Thereafter		3,024
Total lease payments		15,979
Interest		(2,454)
Net present value of lease payments		13,525
Accrued interest		2,363
Total lease liabilities		15,888
Current maturities		(5,525)
Long-term portion		10,363

15. OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2020	2021
Prepaid frequency license fees - net of current portion (Note 34c.i)	1,237	1,572
Prepaid other taxes - net of current portion (Note 29b)	1,431	1,224
Advances for purchases of property and equipment	404	868
Prepaid income taxes - net of current portion (Note 29a)	738	865
Prepaid expense	498	454
Security deposits	168	102
Others (each below Rp75 billion)	358	446
Total	4,834	5,531

16.  INTANGIBLE ASSETS

The details of intangible assets are as follows:

				Other intangible
	Goodwill	Software	License	assets	Total
Gross carrying amount:
Balance, December 31, 2019	1,432	12,480	96	1,571	15,579
Additions	—	2,282	3	3	2,288
Deductions	—	(166)	—	(74)	(240)
Reclassifications/translations	(4)	92	(5)	(26)	57
Balance, December 31, 2020	1,428	14,688	94	1,474	17,684
Accumulated amortization and impairment losses:
Balance, December 31, 2019	(21)	(8,400)	(93)	(619)	(9,133)
Amortization	—	(1,545)	(9)	(176)	(1,730)
Impairment losses	(104)	—	—	—	(104)
Deductions	—	124	—	—	124
Reclassifications/translations	8	(42)	8	31	5
Balance, December 31, 2020	(117)	(9,863)	(94)	(764)	(10,838)
Net book value	1,311	4,825	0	710	6,846

				Other intangible
	Goodwill	Software	License	assets	Total
Gross carrying amount:
Balance, December 31, 2020	1,428	14,688	94	1,474	17,684
Additions	64	2,938	80	11	3,093
Deductions	—	(19)	—	—	(19)
Reclassifications/translations	—	(149)	—	27	(122)
Balance, December 31, 2021	1,492	17,458	174	1,512	20,636
Accumulated amortization and impairment losses:
Balance, December 31, 2020	(117)	(9,863)	(94)	(764)	(10,838)
Amortization	—	(1,828)	(31)	(143)	(2,002)
Impairment losses	(277)	—	—	—	(277)
Deductions	—	11	—	—	11
Reclassifications/translations	—	(34)	—	10	(24)
Balance, December 31, 2021	(394)	(11,714)	(125)	(897)	(13,130)
Net book value	1,098	5,744	49	615	7,506
(i)	Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010), data center PT Bina Data Mandiri ("BDM") (2012), Contact Centres Australia Pty. Ltd. (2014), PT Media Nusantara Data Global ("MNDG") (2015), Melon and PT Griya Silkindo Drajatmoerni ("GSDm") (2016), TSGN and Nutech (2017), SSI, CIP, and Telin Malaysia (2018), PST (2019), and Digiserve (2021) (Note 1d).
(ii)	As of December 31, 2020 and 2021, the impairment of goodwill arising from the acquisition of Sigma, Contact Centres Australia Pty. Ltd., platform Tiketapasaja.com, SSI, and Telin Malaysia amounted to Rp88 billion and RpNil, Rp14 billion and Rp37 billion, Rp2 billion and RpNil, RpNil and Rp179 billion, and RpNil and Rp61 billion, respectively. The impairment losses are presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.
(iii)	The amortization is presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range for the year ended December 2019, 2020 and 2021 are from 1 to 6 years, respectively.

(iv)	As of December 31, 2020 and 2021, the cost of fully amortized intangible assets that are still utilized in operations amounted to Rp7,077 billion and Rp7,910 billion, respectively.

17. TRADE AND OTHER PAYABLES

This account consists of the following:

	2020	2021
Trade payables	16,999	17,170
Other payables	578	609
Total trade and other payables	17,577	17,779

The breakdown of trade payables is as follows:

	2020	2021
Related parties
Radio frequency usage charges, concession fees, and Universal Service Obligation (“USO”) charges	1,204	1,329
Purchases of equipments, materials, and services	703	431
Payables to other telecommunication providers	250	112
Sub-total	2,157	1,872
Third parties
Purchases of equipments, materials, and services	11,928	12,759
Payables to other telecommunication providers	2,914	2,539
Sub-total	14,842	15,298
Total	16,999	17,170

Trade payables by currency are as follows:

	2020	2021
Rupiah	14,895	15,584
U.S. Dollar	2,012	1,506
Others	92	80
Total	16,999	17,170

Terms and conditions of the above financial liabilities:

a.	The Group's trade payables and other payables are non-interest bearing and normally settled within 1 year term.
b.	Refer to Note 32 for details on related party transactions.
c.	Refer to Note 35b.v for the Group's liquidity risk management.

18.  ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2020	2021
Operation, maintenance, and telecommunication service	8,455	8,978
Salaries and benefits	3,399	4,180
General, administrative, and marketing expenses	2,255	2,583
Interest and bank charges	156	144
Total	14,265	15,885

Refer to Note 32 for details of related party transactions.

19.  CONTRACT LIABILITIES

The breakdown of contract liabilities is as follows:

a.	Current

	2020	2021
Advances from customers for Mobile	5,047	4,155
Advances from customers for Enterprise	1,884	1,161
Advances from customers for WIB	668	1,138
Advances from customers for Consumer	112	185
Others (each below Rp75 billion)	121	156
Total	7,832	6,795

b.	Non-current

	2020	2021
Advances from customers for Consumer	590	787
Advances from customers for WIB	344	450
Advances from customers for Enterprise	68	39
Others	5	7
Total	1,007	1,283

As at January 1, 2020, the opening balances of contract liabilities amounted to Rp8,235 billion.

Contract liabilities at the beginning period which were recognized as revenue in 2020 and 2021 amounted to Rp7,430 billion and Rp7,832 billion, respectively.

Refer to Note 32 for details of related party transactions.

20.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

This account consists of the following:

	2020	2021
Short-term bank loans	9,934	6,682
Current maturities of long-term borrowings	9,350	9,690
Total	19,284	16,372

a.	Short-term bank loans

		2020		2021
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	—	897	—	1,028
Bank Mandiri	Rp	—	2,900	—	550
Sub-total			3,797		1,578
Third parties
HSBC	Rp	—	2,304	—	1,937
	US$	0	4	—	—
MUFG Bank	Rp	—	2,611	—	1,853
Bank DBS	Rp	—	573	—	545
	US$	1	13	—	—
PT Bank UOB Indonesia ("UOB Indonesia")	Rp	—	200	—	400
BCA	Rp	—	—	—	350
PT Bank Tabungan Pensiunan Nasional Tbk. ("BTPN")	Rp	—	110	—	—
SCB	Rp	—	100	—	—
Bank CIMB Niaga	Rp	—	78	—	—
Others (each below Rp75 billion)	Rp	—	73	—	19
	US$	5	71	—	—
Sub-total			6,137		5,104
Total			9,934		6,682

Other significant information relating to short-term bank loans as of December 31, 2021 is as follows:

			Total
			facility
			(in			Interest rate per
	Borrower	Currency	billions)*	Maturity date	Interest rate	annum	Security**
BNI
2014 - 2017	GSD, Sigma[a]	Rp	475	April 9, 2022 - November 7, 2022	Monthly	7.90% - 8.50%	Trade receivables, property and equipment, and inventory
2017 - 2021	Infomedia[b], Sigma[h], Metranet, Telkom Infra	Rp	1,170	February 18, 2022 - June 6, 2022	Monthly	1 month JIBOR + 2.10% - 2.50%	Trade receivables
Mandiri
2021	Telkomsel, Nutech	Rp	4,050	May 11, 2022 - October 25, 2022	Monthly, Quarterly	3.75% - 9.00%	Trade receivables and property and equipment
2020	Finnet	Rp	500	April 28, 2022	Monthly	1 month JIBOR + 1.50%	None
HSBC
2014	Sigma[c,h]	Rp	400	July 14, 2022	Monthly	Under BLR 7.40%	Trade receivables
2018 - 2020	Sigma[g], Metra, PINS, Metranet,Telkomsat, GSD	Rp	2,053	December 31, 2021 - June 29, 2022	Monthly, Quarterly	1 month JIBOR + 0.80% 3 months JIBOR + 1.00%	None
MUFG Bank
2018 - 2021	Infomedia, Metra, GSD, Telkom Infra, Telkomsel	Rp	3,030	October 30, 2022 - April 20, 2023	Monthly	1 month JIBOR + 0.50% - 0.70%	None
DBS
2016	Sigma[d,e]	US$	0.02	July 31, 2022	Semi-annually	3.25% (US$). 10.75% (Rp)	Trade receivables
2018	Telkom Infra, Infomedia	Rp	600	July 31, 2022	Monthly	1 month JIBOR + 1.20%	None
UOB Indonesia
2016	Finnet[f]	Rp	500	December 20, 2022	Monthly	1 month JIBOR + 1.75%	None
BCA
2021	Telkomsel	Rp	500	December 3, 2022	Monthly	3.40%	None

*   In original currency

** Refer to Note 6, Note 8, and Note 13 for details of trade receivables, inventory, and property and equipment pledged as collateral.

a   Based on the latest amendment on April 23, 2019.

b   Based on the latest amendment on March 28, 2018 and July 6, 2018.

c   Based on the latest amendment on July 16, 2018 and November 17, 2021.

d   Based on the latest amendment on December 5, 2018.

e   Facility in U.S. Dollar. Withdrawal can be executed in U.S. Dollar and Rupiah.

f    Based on the latest amendment on December 11, 2020.

g   Based on the latest amendment on April 23, 2021.

h   Unsettled loan will be automatically extended.

On November 27, 2020, the Company entered into a credit agreement with HSBC with total facilities amounting to Rp500 billion. As of December 31, 2021, all facilities has not been used.

On March 29, 2021, the Company and Telkom Infra entered into a credit agreement with BNI with total facilities amounting to Rp735 billion. As of December 31, 2021, the unused facilities amounted to Rp108 billion.

On April 23, 2021, the Company, Sigma, and Melon entered into a credit agreement amendment with HSBC with total facilities amounting to Rp947 billion. As of December 31, 2021, the unused facilities amounted to Rp217 billion.

On August 26, 2021, the Company entered into a credit agreement amendment with Bank Permata with total facilities amounting to Rp400 billion. As of December 31, 2021, all facilities has not been used.

On September 10, 2021, the Company, Infomedia, and Telkom Infra entered into a credit agreement amendment with Bank DBS with total facilities amounting to Rp750 billion. As of December 31, 2021, the unused facilities amounted to Rp275 billion.

On October 14, 2021, the Company,  Metra, MD Media, Metranet, Telkomsat, and GSD entered into a credit agreement amendment with HSBC with total facilities amounting to Rp1,000 billion. As of December 31, 2021, the unused facilities amounted to Rp21 billion.

On October 22, 2021, the Company entered into a credit agreement amendment with Bank of China with total facilities amounting to Rp1,000 billion. As of December 31, 2021, all facilities has not been used.

On October 29, 2021, the Company, Metra, and Infomedia entered into a credit agreement amendment with MUFG Bank with total facilities amounting to Rp400 billion. As of December 31, 2021, the unused facilities amounted to Rp30 billion.

On October 29, 2021, the Company, Infomedia, MD Media, and Telkom Infra entered into a credit agreement amendment with MUFG Bank with total facilities amounting to Rp1,560 billion. As of December 31, 2021, the unused facilities amounted to Rp1,020 billion.

On October 29, 2021, the Company and GSD entered into a credit agreement amendment with MUFG Bank with total facilities amounting to Rp900 billion. As of December 31, 2021, the unused facilities amounted to Rp521 billion.

On December 24, 2021, the Company entered into a credit agreement amendment with Citibank with total facilities amounting to Rp500 billion. As of December 31, 2021, all facilities has not been used.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and maintaining financial ratios. As of December 31, 2021, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2021, the Group obtained waivers from lenders to not demand the loan payment as a result of the breach of covenants for Telkom Infra and Sigma. The waivers from BNI, Bank DBS, and HSBC were received on November 29, 2021, December 30, 2021, and December 31, 2021, respectively.

The credit facilities were obtained by the Group for working capital purposes.

b.	Current maturities of long-term borrowings

	Notes	2020	2021
Two-step loans	21a	184	138
Bonds and notes	21b	478	2,200
Bank loans	21c	7,648	6,311
Other borrowings	21d	1,040	1,041
Total		9,350	9,690

21. LONG-TERM BANK LOANS AND BORROWINGS

Long-term bank loans and borrowings consist of the following:

	Notes	2020	2021
Two-step loans	21a	384	217
Bonds and notes	21b	6,991	4,793
Bank loans	21c	20,581	29,745
Other borrowings	21d	2,605	1,564
Total		30,561	36,319

Scheduled principal payments as of December 31, 2021 are as follows:

			Year
	Notes	Total	2023	2024	2025	2026	Thereafter
Two-step loans	21a	217	122	95	—	—	—
Bonds and notes	21b	4,793	—	—	2,098	—	2,695
Bank loans	21c	29,745	8,842	6,572	5,356	4,358	4,617
Other borrowings	21d	1,564	1,052	512	—	—	—
Total		36,319	10,016	7,179	7,454	4,358	7,312

a.   Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in Rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2020		2021
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	3,072	418	2,304	285
	US$	4	59	1	14
	Rp	—	91		56
Total			568		355
Current maturities (Note 20b)			(184)		(138)
Long-term portion			384		217

		Principal payment	Interest payment	Interest rate per
Lenders	Currency	schedule	period	annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	7.50%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates through 2024.

The Company had used all facilities under the two-step loans program since 2008 and the withdrawal period for the two-step loans has ended.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

i.	Projected net revenue to projected debt service ratio should exceed 1, 2:1 for the two-step loans originating from Asian Development Bank (“ADB”).
ii.	Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of December 31, 2021, the Company has complied with the above-mentioned ratios.

b.   Bonds and notes

		2020	2021
Bonds and notes	Currency	Outstanding	Outstanding
Bonds
2015
Series A	Rp	2,200	2,200
Series B	Rp	2,100	2,100
Series C	Rp	1,200	1,200
Series D	Rp	1,500	1,500
Medium Term Notes (“MTN”)
MTN I Telkom 2018
Series C	Rp	296	—
MTN Syariah Ijarah I Telkom 2018
Series C	Rp	182	—
Total		7,478	7,000
Unamortized debt issuance cost		(9)	(7)
Total		7,469	6,993
Current maturities (Note 20b)		(478)	(2,200)
Long-term portion		6,991	4,793

(i)   Bonds

2015

						Interest payment	Interest rate
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	period	per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 13b.x). The underwriters of the bonds are Bahana, PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia Tbk. and the trustee is Bank Permata.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

As of December 31, 2021, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)    Debt to equity ratio should not exceed 2:1.

(b)    EBITDA to interest ratio should not be less than 4:1.

(c)    Debt service coverage is at least 125%.

As of December 31, 2021, the Company has complied with the above-mentioned ratios.

(ii)  MTN

MTN I Telkom Year 2018

			Issuance	Maturity	Interest payment	Interest rate
Notes	Currency	Principal	date	date	period	per annum	Security
Series A	Rp	262	September 4, 2018	September 14, 2019	Quarterly	7.25%	All assets
Series B	Rp	200	September 4, 2018	September 4, 2020	Quarterly	8.00%	All assets
Series C	Rp	296	September 4, 2018	September 4, 2021	Quarterly	8.35%	All assets
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

As of December 31, 2021, all MTN had been repaid.

MTN Syariah Ijarah I Telkom Year 2018

						Annual
			Issuance	Maturity	Return	return
Notes	Currency	Principal	date	date	period	payment	Security
Series A	Rp	264	September 4, 2018	September 14, 2019	Quarterly	19	The Right to benefit of ijarah objects
Series B	Rp	296	September 4, 2018	September 4, 2020	Quarterly	24	The Right to benefit of ijarah objects
Series C	Rp	182	September 4, 2018	September 4, 2021	Quarterly	15	The Right to benefit of ijarah objects
		742				58

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

As of December 31, 2021, all MTN Syariah Ijarah had been repaid.

c.    Bank loans

		2020		2021
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	—	7,958	—	7,500
Bank Mandiri	Rp	—	6,203	—	7,374
BRI	Rp	—	2,822	—	2,223
BSI	Rp	—	43	—	533
Sub-total			17,026		17,630
Third parties
BCA	Rp	—	3,145	—	8,651
Bank DBS	Rp	—	1,378	—	3,887
MUFG Bank	Rp	—	2,596	—	1,972
Bank Permata	Rp	—	757	—	1,188
HSBC	Rp	—	214	—	750
Bank of China	Rp	—	—	—	400
Syndication of banks	Rp	—	1,326	—	350
	US$	30	427	24	338
UOB Singapore	US$	31	437	22	314
PT Bank ANZ Indonesia ("Bank ANZ")	Rp	—	374	—	286
Bank CIMB Niaga	Rp	—	307	—	194
	US$	—	—	0	5
BTPN	Rp	—	173	—	84
PT Bank ICBC Indonesia ("ICBC")	Rp	—	113	—	68
Others (each below Rp75 billion)	MYR	12	41	11	36
Sub-total			11,288		18,523
Total			28,314		36,153
Unamortized debt issuance cost			(85)		(97)
			28,229		36,056
Current maturities (Note 20b)			(7,648)		(6,311)
Long-term portion			20,581		29,745

Other significant information relating to bank loans as of December 31, 2021 is as follows:

				Current
			Total	period	Principal	Interest
			facility	payment	payment	payment	Interest rate
	Borrower	Currency	(in billions)*	(in billions)*	schedule	period	per annum	Security**
BNI
2018	GSD	Rp	182	28	2020 - 2024	Monthly	8.75%	Trade receivables
2013 - 2021	The Company, GSD, TLT, Sigma, Mitratel, Telkomsel[a]	Rp	12,902	2,834	2016 - 2033	Monthly, Quarterly	1 month JIBOR + 0.50% - 2.50%; 3 months JIBOR + 1.70% - 2.25%	Trade receivables, inventory, and property and equipment
Bank Mandiri
2018	Balebat	Rp	25	0	2018 - 2022	Monthly	9.00%	Trade receivables, inventory, and property and equipment
2017- 2021	The Company, GSD, Mitratel,	Rp	8,793	828	2019 - 2028	Quarterly	3 months JIBOR + 1.50% - 2.25%	Property and equipment

				Current
			Total	period	Principal	Interest	Interest
			facility	payment	payment	payment	rate per
	Borrower	Currency	(in billions)*	(in billions)*	schedule	period	annum	Security**
BRI
2017 - 2019	The Company, Mitratel, GSD	Rp	3,253	600	2019 - 2026	Quarterly	3 months JIBOR + 1.70% - 2.00%	Property and equipment
BSI
2019 - 2021	SSI, Telkomsel[a]	Rp	560	160	2019 - 2024	Monthly	3.80% - 10.00%	Property and equipment
BCA
2017 - 2021	The Company, Mitratel, Telkom Infra, PST	Rp	11,811	287	2018 - 2028	Quarterly, Semi-annually	3 months JIBOR + 1.50% - 1.85%	Trade receivables and property and equipment
DBS
2017 - 2019	PINS, Mitratel, Telkomsat	Rp	4,530	191	2018 - 2028	Quarterly, Semi-annually	3 months JIBOR + 1.50% - 1.85%	Property and equipment
MUFG Bank
2016 - 2021	Mitratel, GSD	Rp	3,600	593	2016 - 2028	Quarterly	3 months JIBOR + 1.43% - 2.40%	Property and equipment
Bank Permata
2020 - 2021	Mitratel	Rp	1,250	63	2021 - 2028	Semi-annually	3 months JIBOR + 1.50% - 2.40%	Property and equipment
HSBC
2021	Mitratel	Rp	750	-	2023 - 2028	Semi-annually	3 months JIBOR + 1.50%	Property and equipment
Bank of China
2019	Telkomsel[a]	Rp	1,000	1,000	2021 - 2023	Semi-annually	3 months JIBOR + 0.60%	None
Syndication of banks
2015 - 2021	The Company, GSD	Rp	8,000	500	2016 - 2028	Quarterly	3 months JIBOR + 2.00% - 2.50%	None
2018	Telin	US$	0.09	0.007	2019 - 2025	Semi-annually	6 months LIBOR + 1.25%	None
UOB Singapore
2018	Telin	US$	0.049	0.009	2019 - 2024	Semi-annually	6 months LIBOR + 1.25%	None
ANZ
2015	GSD, PINS	Rp	440	88	2020 - 2025	Quarterly	3 months JIBOR + 1.40%	None
Bank CIMB
Niaga
2017 - 2019	GSD, PINS	Rp	700	80	2018 - 2025	Quarterly	3 months JIBOR + 1.50% - 1.95%	None
2021	Telin	US$	0.055	-	2024 - 2029	Semi-annually	6 months LIBOR + 1.70%	None
BTPN
2017 - 2020	GSD, Mitratel, Telin, Admedika	Rp	489	78	2018 - 2025	Quarterly	3 months JIBOR + 1.435% - 2.00%	None
ICBC
2017	GSD	Rp	272	45	2017 - 2024	Quarterly	3 months JIBOR + 2.36%	Trade receivables and property and equipment

*In original currency

**	Refer to Notes 6, 8, and 13 for details of trade receivables, inventories, and property and equipment pledged as collaterals.
a	Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2021 Telkomsel has complied with the above covenants

On March 13, 2015, the Company and GSD entered into credit agreements with syndication of banks (BCA and BNI) with total facilities amounting to Rp3,000 billion. As of December 31, 2021, all facilities had been used.

On March, 24, 2017, the Company, Mitratel, Sigma, GSD, and Telin entered into several credit agreements with BRI, BNI, and Bank Mandiri with total facilities amounting to Rp1,000 billion,

Rp2,005 billion and Rp1,500 billion, respectively. As of December 31, 2021, the unused facility for Bank Mandiri amounted to Rp5 billion.

On March 30, 2017, the Company, GSD, Metra, Mitratel, PINS, and Telkomsat entered into several credit agreements with BTPN, Bank DBS, Bank CIMB Niaga, and BCA with total facilities amounting to Rp400 billion, Rp850 billion, Rp495 billion, and Rp850 billion, respectively. Based on amendment on June 29, 2017, Telkom Infra is included as one of borrower into BCA's credit facility agreement replaced PINS. As of December 31, 2021, the unused facilities for BTPN, Bank DBS, Bank CIMB Niaga and BCA amounted to Rp79 billion, Rp420 billion, Rp20 billion and Rp564 billion, respectively.

On February 26, 2018, the Company entered into a credit agreement with Bank Mandiri with total facilities amounting to Rp775 billion. As of December 31, 2021, all facilities had been used.

On February 26, 2018, the Company entered into a credit agreement with BNI with total facilities amounting to Rp825 billion. As of December 31, 2021, all facilities had been used.

On March 27, 2018 and May 23, 2019, the Company and Mitratel entered into several credit agreements with MUFG Bank and BRI with total facilities amounting to Rp800 billion and

Rp200 billion, respectively. As of December 31, 2021, all facilities had been used.

On January 15, 2019, the Company, Infomedia, Telin, Telkom Infra, Telkomsat, and Sigma entered into a credit agreement with BTPN with total facilities amounting to Rp628 billion. As of December 31, 2021, the unused facility for BTPN amounted to Rp538 billion.

On May 23, 2019, the Company entered into a credit agreement with BRI with total facilities amounting to Rp2,000 billion. As of December 31, 2021, all facilities had been used.

On June 19, 2019, the Company and Mitratel entered into credit agreements with BNI with total facilities amounting to Rp2,160 billion and Rp840 billion, respectively. As of December 31, 2021, all facilities had been used.

On March 12, 2020, the Company, GSD, and PINS entered into  credit agreements amendments with Bank ANZ with total facilities amounting to Rp240 billion and Rp200 billion, respectively. As of December 31, 2021, all facilities had been used.

On November 16, 2020, the Company, Mitratel, and GSD entered into credit agreements amendments with Bank Mandiri with total facilities amounting to Rp1,400 billion, Rp1,113 billion, and Rp200 billion, respectively. As of December 31, 2021, the unused facility for Bank Mandiri amounted to Rp136 billion.

On December 4, 2020, the Company and Admedika entered into a credit agreement with BTPN with total facilities amounting to Rp1,500 billion. As of December 31, 2021, the unused facility for BTPN amounted to Rp1,480 billion.

On January 18, 2021, the Company entered into a credit agreement with BRI with total facilities amounting to Rp1,000 billion. As of December 31, 2021, the facilities has not been used.

On January 28, 2021, the Company entered into a credit agreement with Syndication of banks (Bank Mandiri and BNI) with total facilities amounting to Rp5,000 billion. As of December 31, 2021, the unused facility for Syndication of banks amounted to Rp4,900 billion.

On October 28, 2021, the Company entered into a credit agreement with BCA with total facilities amounting to Rp6,000 billion. As of December 31, 2021, the unused facility for BCA amounted to Rp2,500 billion.

On November 8, 2021, the Company, GSD, Metra, and Mitratel entered into a credit agreement amendment with MUFG Bank with total facilities amounting to Rp400 billion. As of December 31, 2021, the unused facility for MUFG Bank amounted to Rp79 billion.

On November 17, 2021, the Company entered into a credit agreement with Bank Mandiri with total facilities amounting to Rp2,400 billion. As of December 31, 2021, all facilities had been used.

On November 22, 2021, the Company, PINS, and GSD entered into credit agreement amendments  with Bank CIMB Niaga with total facilities amounting to Rp500 billion, Rp300 billion, and Rp200 billion, respectively. As of December 31, 2021, the unused facility for Bank CIMB Niaga amounted to Rp796.6 billion.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2021, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2021, the Group obtained waivers from lenders for the non-fulfillment financial ratios in Telkom Infra, Sigma and GSD. The waivers from BNI, BCA, Bank DBS, HSBC, Bank Mandiri, and ICBC were received on November 29, 2021, December 16, 2021, December 15, 2021, December 22, 2021, December 30, 2021, and December 31, 2021.

The credit facilities were obtained by the Group for working capital and investment purposes.

d.    Other borrowings

		Outstanding
Lenders	Currency	2020	2021
PT Sarana Multi Infrastruktur	Rp	3,652	2,609
Unamortized debt issuance cost		(7)	(4)
Total		3,645	2,605
Current maturities (Note 20b)		(1,040)	(1,041)
Long-term portion		2,605	1,564

Other significant information relating to other borrowings as of December 31, 2021 is as follows:

			Total facility	Current period	Principal payment	Interest rate
	Borrower	Currency	(in billions)	payment (in billions)	schedule	per annum	Security
PT Sarana Multi
Infrastruktur
November 14, 2018	The Company	Rp	1,000	220	Semi-annually (2019 - 2023)	3 months JIBOR + 1.75%	None
March 29, 2019	The Company	Rp	2,836	700	Semi-annually (2020 - 2024)	3 months JIBOR + 1.75%	None
October 12, 2016	Mitratel	Rp	700	100	Semi-annually (2018 - 2024)	3 months JIBOR + 1.85%	Property and equipment
March 29, 2019	Telkomsat	Rp	164	24	Semi-annually (2020 - 2024)	3 months JIBOR + 1.75%	None

Under the agreement, the Company, Mitratel, and Telkomsat are required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1, except Mitratel should not exceed 5:1
(b)	Net debt EBITDA to interest ratio should not be less than 4:1, except Mitratel should not exceed 5:1
(c)	Debt service coverage is at least 125%, except Mitratel is at least 100%

As of December 31, 2021, the Company, Mitratel, and Telkomsat has complied with the above-mentioned ratios.

On November 14, 2018, the Company entered into a credit agreement with PT. Sarana Multi Infrastruktur with total facilities amounting to Rp1,000 billion. As of December 31, 2021, all facilities had been used.

On June 15, 2020, the Company, Telkomsat, and Telkom Infra entered into credit agreements amendments with PT Sarana Multi Infrastruktur with total facilities amounting to Rp2,836 billion, Rp164 billion, and RpNil, respectively. As of December 31, 2021, the unused facility for PT Sarana Multi Infrastruktur amounted to Rp106 billion.

22. NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follow:

	2020	2021
Non-controlling interests in net assets of subsidiaries:
Telkomsel	17,710	13,663
Mitratel	—	9,455
GSD	233	226
Metra	83	98
Others	114	99
Total	18,140	23,541

	2019	2020	2021
Non-controlling interests in net income (loss) of subsidiaries:
Telkomsel	8,895	8,849	9,183
Mitratel	—	—	79
GSD	(42)	(13)	(8)
Metra	(56)	(2)	(20)
Others	(5)	4	(12)
Total	8,792	8,838	9,222

Material partly-owned subsidiary

a.	Telkomsel

As of December 31, 2020 and 2021, the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the Company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of intercompany balances and transactions.

Summarized statements of financial position:

	2020	2021
Current assets	19,488	12,288
Non-current assets	82,699	87,825
Current liabilities	(28,289)	(31,316)
Non-current liabilities	(23,292)	(29,757)
Total equity	50,606	39,040
Attributable to:
Equity holders of parent company	32,896	25,377
Non-controlling interest	17,710	13,663

Summarized statements of profit or loss and other comprehensive income:

	2019	2020	2021
Revenues	91,093	87,103	87,506
Operating expenses	(54,695)	(55,834)	(52,356)
Other (expense) income – net	(2,321)	451	(1,980)
Profit before income tax	34,077	31,720	33,170
Income tax expense – net	(8,660)	(6,436)	(6,931)
Profit for the year	25,417	25,284	26,239
Other comprehensive loss – net	(415)	(1,054)	(75)
Net comprehensive income for the year	25,002	24,230	26,164

Profit for the year attributable to non-controlling interest	8,895	8,849	9,183
Dividend paid to non-controlling interest	8,490	7,725	13,204

Summarized statements of cash flows:

	2019	2020	2021
Operating activities	41,515	39,758	40,789
Investing activities	(13,448)	(10,923)	(12,943)
Financing activities	(25,943)	(28,277)	(34,239)
Net increase (decrease) in cash and cash equivalents	2,124	558	(6,393)

b.	Mitratel

On November 22, 2021, Mitratel  have been listed on the IDX give rise to a non-controlling interest in Mitratel. As of December 31, 2021, the non-controlling interest in Mitratel was 28.13% (Note 1d).

The summarized financial information of Mitratel below is provided based on amounts before elimination of intercompany balances and transactions.

Summarized statements of financial position:

2021
Current assets	21,303
Non-current assets	36,396
Current liabilities	(6,480)
Non-current liabilities	(17,605)
Total equity	33,614
Attributable to:
Equity holders of parent company	24,159
Non-controlling interest	9,455

Summarized statements of profit or loss and other comprehensive income:

2021
Revenues	6,870
Operating expenses	(4,123)
Other income - net	16
Income before finance cost and tax	2,763
Finance income and cost	(836)
Income before final tax expense and income tax expense	1,927
Final tax expense	(308)
Profit before income tax	1,619
Income tax expense - net	(186)
Profit for the year	1,433
Other comprehensive income - net	8
Net comprehensive income for the year	1,441

Attributable to non-controlling interest	79

Summarized statements of cash flows:

2021
Operating activities	5,363
Investing activities	(12,597)
Financing activities	25,851
Net decrease in cash and cash equivalents	18,617

23. CAPITAL STOCK

The details of capital stock are as follows:

	2020
		Percentage of	Total paid-in
Description	Number of shares	ownership	capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,839,380,280	3.88	192
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Dian Rachmawan	120,222	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Edi Witjara	32,500	0	0
Public (individually less than 5%)	43,618,813,083	44.03	2,181
Total	99,062,216,600	100.00	4,953

	2021
		Percentage of	Total paid-in
Description	Number of shares	ownership	capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,829,039,080	4.87	241
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Heri Supriadi	40,000	0	0
Edi Witjara	32,500	0	0
Public (individually less than 5%)	42,629,234,505	43.04	2,132
Total	99,062,216,600	100.00	4,953

*    The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.1 ADS represents 100 Series B shares.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and can not be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal from the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

The Company's share structure consists of 1 Series A Dwiwarna share and 99,062,216,599 Series B shares (common stock) with total issued and fully paid-up capital of 99,062,216,600 shares. A share of Series A Dwiwarna share belongs to the Government of the Republic of Indonesia. As of December 31, 2021, all of the Company's Series B shares have been listed on the IDX and 48,290,391 ADS have been listed on the NYSE.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 31 dated June 19, 2020 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2019 amounting to Rp11,197 billion (Rp113.04 per share) and Rp4,065 billion (Rp41.03 per share), respectively.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 37 dated May 28, 2021 of Utiek R. Abdurachman, S.H., MLi., MKn.,, the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2020 amounting to Rp12,482 billion (Rp126.01 per share) and Rp4,161 billion (Rp42.00 per share), respectively. The company paid cash dividend and special cash dividend on July 1, 2021.

During the year ended December 31, 2020, Telkomsel, and Metra distribute cash dividends amounting to Rp7,725 billion, and Rp53 billion, respectively, to non-controlling shareholders.

During the year ended December 31, 2021, Telkomsel, and Metra distribute cash dividends amounting to Rp13,204 billion, and Rp38 billion, respectively, to non-controlling shareholders.

24. BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp19,068 billion, Rp21,052 billion and Rp24,877 billion by the weighted average number of shares outstanding during the year totaling 99.062.216.600 shares for the years ended December 31, 2019, 2020 and 2021, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transactions during the year.

Basic earnings per share amounted to Rp192.49, Rp212.51, and Rp251.13 for the years ended December 31, 2019, 2020 and 2021, respectively. The Company does not have potentially dilutive financial instruments as of December 31, 2019, 2020 and 2021.

25. REVENUES

The Group derives revenues in the following major product lines:

						Consolidated
2019	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues
Cellular	27,907	—	—	112	—	28,019
Fixed lines	—	1,565	1,148	175	—	2,888
Total telephone revenues	27,907	1,565	1,148	287	—	30,907
Interconnection revenues	580	—	—	5,710	—	6,290
Data, internet, and information technology service revenues
Cellular data and internet	52,858	—	—	—	—	52,858
Internet, data communication, and information technology services	—	17	7,715	1,340	—	9,072
SMS	6,555	—	399	—	—	6,954
Others	—	—	558	386	85	1,029
Total data, internet, and information technology service revenues	59,413	17	8,672	1,726	85	69,913
Network revenues	4	1	897	943	—	1,845
Indihome revenues	—	16,083	2,242	—	—	18,325
Other services
Manage service and terminal	—	—	1,671	1	—	1,672
Sales of peripherals	—	—	1,109	—	—	1,109
Call center service	—	—	650	149	—	799
E-payment	—	—	453	—	113	566
E-health	—	—	523	—	—	523
Others	—	67	1,288	581	433	2,369
Total other services	—	67	5,694	731	546	7,038
Total revenues from contract with customer	87,904	17,733	18,653	9,397	631	134,318
Revenues from lessor transactions	—	—	—	1,239	—	1,239
Total revenues	87,904	17,733	18,653	10,636	631	135,557
Adjustments and eliminations	(7)	(27)	48	(27)	(434)
Total external revenues as reported in note operating segment	87,897	17,706	18,701	10,609	197

						Consolidated
2020	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues
Cellular	19,427	—	—	83	—	19,510
Fixed lines	—	1,072	838	190	—	2,100
Total telephone revenues	19,427	1,072	838	273	—	21,610
Interconnection revenues	410	—	—	7,276	—	7,686
Data, internet, and information technology service revenues
Cellular data and internet	59,502	—	—	—	—	59,502
Internet, data communication, and information technology services	—	13	8,066	1,665	—	9,744
SMS	4,377	—	440	—	—	4,817
Others	—	42	939	632	140	1,753
Total data, internet, and information technology service revenues	63,879	55	9,445	2,297	140	75,816
Network revenues	4	—	766	901	—	1,671
Indihome revenues	—	19,827	2,387	—	—	22,214
Other services
Manage service and terminal	—	—	1,292	1	—	1,293
Call center service	—	—	775	70	—	845
E-health	—	—	549	—	—	549
E-payment	—	—	475	—	24	499
Sales of peripherals	—	—	0	—	0	0
Others	—	51	1,189	393	354	1,987
Total other services	—	51	4,280	464	378	5,173
Total revenues from contract with customer	83,720	21,005	17,716	11,211	518	134,170
Revenues from lessor transactions	—	—	—	2,277	—	2,277
Total revenues	83,720	21,005	17,716	13,488	518	136,447
Adjustments and eliminations	—	(48)	13	13	(299)
Total external revenues as reported in note operating segment	83,720	20,957	17,729	13,501	219

						Consolidated
2021	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues
Cellular	14,664	—	—	73	—	14,737
Fixed lines	—	896	649	185	—	1,730
Total telephone revenues	14,664	896	649	258	—	16,467
Interconnection revenues	368	—	—	7,419	—	7,787
Data, internet, and information technology service revenues
Cellular data and internet	64,500	—	—	—	—	64,500
Internet, data communication, and information technology services	—	240	7,976	2,056	—	10,272
SMS	4,728	—	26	—	—	4,754
Others	—	—	1,596	922	180	2,698
Total data, internet, and information technology service revenues	69,228	240	9,598	2,978	180	82,224
Network revenues	4	—	1,087	789	—	1,880
Indihome revenues	—	23,720	2,605	—	—	26,325
Other services
Manage service and terminal	—	—	2,047	1	—	2,048
Call center service	—	—	1,012	69	—	1,081
E-health	—	—	640	—	—	640
E-payment	3	—	459	—	25	487
Sales of peripherals	—	—	0	—	—	0
Others	—	72	1,036	325	426	1,859
Total other services	3	72	5,194	395	451	6,115
Total revenues from contract with customer	84,267	24,928	19,133	11,839	631	140,798
Revenues from lessor transactions	—	—	—	2,412	—	2,412
Total revenues	84,267	24,928	19,133	14,251	631	143,210
Adjustments and eliminations	—	2	8	4	(426)
Total external revenues as reported in note operating segment	84,267	24,930	19,141	14,255	205

Management expects that most of the transaction price allocated to the unsatisfied contracts as of December 31, 2021 will be recognized as revenue during the next reporting periods. Unsatisfied performance obligations as of December 31, 2021, which management expect to be realised within one year is Rp7,849 billion, and more than one year is Rp5,365 billion.

The Group entered into non-cancelable lease agreements as a lessor. The lease agreements cover leased lines, telecommunication equipment, and land and building. These leases have terms of between 1 to 10 years. All leases include a clause to enable an upward revision of the rental charge on an annual basis according to the prevailing market conditions. These lessees are also required to provide a residual value guaranteed on the properties.

There is no revenue from major customers which exceeds 10% of total revenues for the years ended December 31, 2021.

Refer to Note 32 for details of related party transactions.

26.  PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2019	2020	2021
Salaries and related benefits	7,945	8,272	8,661
Vacation pay, incentives, and other benefits	3,538	4,321	4,999
Periodic pension benefit cost (Note 30)	840	804	1,137
Net periodic post-employment health care benefit cost (Note 30)	167	253	263
Obligation under the Labor Law (Note 30)	136	258	254
LSA expense (Note 31)	290	290	153
Other post-employment benefit cost (Note 30)	33	81	23
Long service employee benefit cost (Note 30)	—	53	3
Others	63	58	31
Total	13,012	14,390	15,524

Refer to Note 32 for details of related parties transactions.

27.  OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2019	2020	2021
Operation and maintenance	20,417	19,956	21,467
Radio frequency usage charges (Note 34c.i)	5,736	5,930	6,097
Leased lines and Customer Premises Equipment ("CPE")	4,709	3,353	5,003
Concession fees and USO charges (Note 34c.iii)	2,370	2,411	2,472
Electricity, gas, and water	1,102	946	898
Cost of SIM cards and vouchers (Note 8)	645	487	673
Project management	460	538	519
Insurance	246	378	432
Vehicles rental and supporting facilities	386	334	305
Cost of sales of peripherals (Note 8)	1,109	57	66
Others (each below Rp75 billion)	273	185	201
Total	37,453	34,575	38,133

Refer to Note 32 for details of related parties transactions.

28.  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2019	2020	2021
General expenses	1,651	1,805	2,043
Professional fees	793	981	789
Allowance for expected credit losses	1,899	2,344	477
Traveling	410	275	321
Training, education, and recruitment	461	308	284
Meeting	276	184	249
Social contribution	200	223	213
Collection expenses	176	193	212
Research and development	45	52	82
Others (each below Rp75 billion)	296	199	346
Total	6,207	6,564	5,016

Refer to Note 32 for details of related parties transactions.

29.  TAXATION

a.    Prepaid income taxes

	2020	2021
The Company - Corporate income tax	465	500
Subsidiaries - Corporate income tax	1,352	662
Total	1,817	1,162
Current portion	(1,079)	(297)
Non current portion (Note 15)	738	865

b.    Prepaid other taxes

The breakdown of prepaid other taxes is as follows:

	2020	2021
The Company:
VAT	1,215	1,004
Article 22 - Withholding tax on goods delivery and import	2	—
Article 23 - Withholding tax on services delivery	124	81
Subsidiaries:
VAT	3,012	2,635
Article 4 (2) - Final tax	6	5
Article 23 - Withholding tax on services delivery	17	36
Total	4,376	3,761
Current portion	(2,945)	(2,537)
Non-current portion (Note 15)	1,431	1,224

c.    Current income tax liabilities

The breakdown of current income tax liabilities is as follows:

	2020	2021
The Company:
Article 25 - Installment of corporate income tax	—	211
Article 29 - Corporate income tax	814	455
Subsidiaries:
Article 25 - Installment of corporate income tax	3	24
Article 29 - Corporate income tax	474	919
Total	1,291	1,609

d.    Other tax liabilities

The breakdown of other tax liabilities is as follows:

	2020	2021
The Company:
Article 4 (2) - Final tax	53	53
Article 21 - Individual income tax	119	97
Article 22 - Withholding tax on goods delivery and import	5	8
Article 23 - Withholding tax on services delivery	21	47
Article 26 - Withholding tax on non-resident income	7	3
VAT	—	505
VAT - Tax collector	490	409
Sub-total	695	1,122

Subsidiaries:
Article 4 (2) - Final tax	136	214
Article 21 - Individual income tax	176	151
Article 22 - Withholding tax on goods delivery and import	4	3
Article 23 - Withholding tax on services delivery	55	65
Article 26 - Withholding tax on non-resident income	7	14
VAT	349	745
Sub-total	727	1,192
Total	1,422	2,314

e.    The components of consolidated income tax expense (benefit) are as follows:

	2019	2020	2021
Current
The Company	1,272	1,976	2,236
Subsidiaries	9,347	7,822	7,320
Sub-total	10,619	9,798	9,556
Deferred
The Company	15	8	(614)
Subsidiaries	(195)	(549)	698
Sub-total	(180)	(541)	84
Net income tax expense	10,439	9,257	9,640

f.    Reconciliation of income tax expense

The details of the net income tax expense for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019	2020	2021
Estimated taxable income of the Company	6,007	10,140	11,593
Corporate income tax:
Current corporate income tax expense:
The Company	1,201	1,927	2,202
Subsidiaries	9,344	7,819	7,318
Current income tax expense of previous year:
The Company	1	1	—
Final tax expense:
The Company	70	48	34
Subsidiaries	3	3	2
Total income tax expense - current	10,619	9,798	9,556

Income tax expense (benefit) - deferred - effect of temporary differences at enacted maximum tax rates
The Company
Net periodic pension and other post-employment benefits costs	70	179	(134)
Cost to obtain contracts	54	(45)	(17)
Leases	7	(3)	(1)
Realization of accrual (accrual) of expenses and inventory write-off (provision for inventory obsolescence)	4	3	—
Amortization of (addition to) deferred installation fee	0	(28)	(64)
Allowance for expected credit losses	(88)	(48)	(71)
Provision for employee benefits	(15)	(48)	(111)
Valuation of long term investment	—	(11)	—
Amortization of intangible assets, land rights and others	(10)	(4)	1
Depreciation and gain on disposal or sale of property and equipment	(7)	13	(217)
Net	15	8	(614)
Telkomsel
Fair value measurement of other financial instruments	—	—	549
Leases	90	29	(84)
Trade receivables write-off (allowance for expected credit losses of receivables)	88	(384)	103
Amortization of license	33	(27)	28
Net periodic post-retirement health care benefit costs	0	0	—
Provision for employee benefits	(83)	84	(128)
Contract liabilities	—	9	(9)
Contract cost	—	(27)	27
Other financial instruments	—	65	1
Depreciation and gain on disposal or sale of property and equipment	(68)	(324)	100
Net	60	(575)	587
Subsidiaries - others - net	(255)	26	111
Net income tax benefit - deferred	(180)	(541)	84
Income tax expense - net	10,439	9,257	9,640

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% (2019), 19% (2020) and 19% (2021) to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2019	2020	2021
Profit before income tax consolidation	38,299	39,147	43,739
Less: consolidated income subject to final tax - net	(1,141)	(1,675)	(2,378)
Net	37,158	37,472	41,361
Income tax expense calculated at the Company’s applicable statutory tax rate	7,432	7,120	7,859
Difference in applicable statutory tax rate for subsidiaries	1,531	898	1,067
Non-deductible expenses	827	370	(24)
Final income tax expense	73	51	36
Deferred tax adjustment rate	—	210	(230)
Unrecognized deferred tax	323	201	17
Others	253	407	915
Net income tax expense	10,439	9,257	9,640

In March 2020, the Government issued Government Regulation in lieu of Law No.1/2020 concerning State Financial Policy and Financial System Stability for Handling Corona Virus Disease 2019 (COVID-19) and / or in the Context of Facing Threats that Harm National Economy and / or Financial System Stability, which has been stipulated into Law No.2/2020, governing the adjustments to the tax rates of domestic corporate taxpayers and permanent establishments, to 22% for fiscal years 2020 and 2021, and 20% for fiscal years 2022. Furthermore, the Government issues Government Regulations ("PP") No. 30/2020 concerning Reduction of Income Tax Rates for Domestic Taxpayers in the form of a Public Company, which regulates the tax rate of 3% lower for domestic taxpayers in the form of publicly listed companies whose shares are listed and traded on the IDX with a minimum of 40% of the total all shares subscribed by the company and such shares are owned by at least 300 shareholders, where the ownership of each may not exceed 5%. These requirements must be fulfilled by companies that listed their shares on the stock exchange in a minimum of 183 calendar days within one fiscal year, and the fulfillment of the requirements referred to is carried out by the Public Company Taxpayer by submitting a report to the Directorate General of Taxes. The Company has met all of the required criteria therefore, for the purpose of calculating current income tax expense and liabilities for the year ended December 31, 2021 and 2020, the Company has reduced the applicable tax rate by 3%.

In October 2021, the Government issued Law No. 7/2021 concerning Harmonization of Tax Regulations. In paragraph (1) letter b Article 17 Chapter III Income Tax Law no. 7/2021 stipulates that the tax rate applied to Taxable Income for domestic corporate taxpayers and permanent establishments is 22%, which comes into force in the 2022 tax year, and for corporate taxpayers in the form of a limited liability company with a total number of paid-up shares is traded on a stock exchange in Indonesia of at least 40% and meeting certain requirements can receive 3% tax rate lower than the expected rate.

The Company applied the tax rate of 19% for the years ended December 31, 2020 and 2021. The subsidiaries applied the tax rate of 22% for the years ended December 31, 2020 and 2021.

The Company will submit the above taxable income and current income tax expense computation in its Annual Tax Return for fiscal year 2021 that will be reported to the Tax Office based on prevailing regulations.

g.    Tax assessments

(i)   The Company

Income tax and VAT fiscal year 2012

On November 3, 2016, the Company received an Tax Underpayment Assessment Letter (“SKPKB”) for all taxes for fiscal year 2012 amounting to Rp1,820.3 billion (including penalty of Rp592.4 billion) and Tax Collection Letter (“STP”) for VAT amounting to Rp37.5 billion. The Company agreed to the recalculation of VAT amounting to Rp35.2 billion, corporate income tax amounting to Rp613.3 million, and withholding tax article 26 amounting to Rp311.5 million that have been charged in the 2016 consolidated statements of profit or loss and other comprehensive income. On November 16, 2016, the Company filed an objection regarding to the remaining assessments.

On November 16, 2016, the Company filed an objection regarding to the remaining assessments. During 2017, the Company received decision letters on objections from the Tax Authorities. On January 17 and 26, 2018, the Company filed an appeal.

On December 16, 2019, the Company received the Tax Court’s verdict regarding tax dispute for all taxes for fiscal year 2012. The Tax Court granted the several Company’s appeal. Thus, the amount should be paid by Company for withholding tax article 21, 23, 26, 4(2), corporate income tax and VAT amounting to Rp82.9 billion (including penalty of Rp27 billion). The Company has received appeal decision and paid the underpayment of withholding tax, corporate income tax and VAT.

On July 6, 2020, the Company received a notification from Tax Court that Tax Authorities filed a judicial review for all Tax Court Decisions. On July 30, 2020, in response to the judicial review from Tax Authorities, the Company filed a contra memorandum for all 2012 decisions to the Supreme Court (“SC”).

In February and March 2021, the Company received the results of the decision on the review process of the VAT dispute over the March and October 2012 tax periods. In October 2021, SC announced rejection for judicial review of the VAT for Januari and May 2012 tax period that proposed by DGT. SC announced rejection for judicial review. Accordingly, from all judicial review cases at the SC for all types of 2012 taxes, the Company has received all final and binding decisions from the SC.

Income tax and VAT fiscal year 2015

On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter (“SKPLB”) for corporate income tax amounting to Rp147 billion, and SKPKBs for underpayment of VAT amounting to Rp13 billion (including penalty of Rp4.1 billion), underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore VAT amounting to Rp55.3 billion (including penalty of Rp16.8 billion). The Company also received STP for VAT amounting to Rp34 billion, VAT on tax collected amounting to Rp7 billion, and self-assessed offshore VAT amounting to Rp8 billion.

The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless (Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016.

The Company also accepted underpayment of VAT, underpayment of VAT on tax collected, and STP for VAT on tax collected amounting to Rp26 billion. The accepted portion was charged to the

2017 consolidated statements of profit or loss and other comprehensive income. On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to Rp55.3 billion.

On May 3 and 22, 2018, the Tax Authorities issued decision letter on Company’s objections for SKPLB of self-assessed offshore VAT amounting to Rp54.6 billion, wherein Tax Authorities reduced the Company's underpayment and granted all the Company’s objection. The Company agreed with the Tax Authorities decision regarding SKPLB of self-assessed offshore VAT amounting to Rp793 million and charged in the 2018 consolidated statements of profit or loss and other comprehensive income.

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

On October 26, 2020, the Company received notification letter from Tax Court that Tax Authorities filed a judicial review of corporate income tax dispute for fiscal year 2015. On December 2, 2020, the Company filed a contra memorandum for judicial review as response of Tax Authorities judicial review. As of the date of approval and authorization for the issuance of these consolidated finanacial statements, the Company did not received verdict from the SC. In accordance with taxation law, for all withholding income tax and VAT except for corporate income tax has passed tax assessment period, therefore all tax liabilities for fiscal year 2015 considered final and has permanent legal force.

Income tax and VAT fiscal year 2018

On December 16, 2020, the Company received Tax Assessment Letter (“SKP”) and STP as result of 2018 tax audit. The DGT issued SKPLB of corporate income tax amounting to Rp101.5 billion, SKPLB of withholding tax article 21 amounting to Rp1.9 billion (include penalty Rp573.9 million), SKPLB of withholding tax article 23 amounting to Rp4 million (include penalty Rp1.2 million) and SKPLB of VAT for fiscal period January to August and October to December amounting to Rp85.3 billion). Furthermore The DGT issued SKPKB of VAT for fiscal period September amounting to Rp240.5 billion (include penalty Rp59.5 billion), SKPKB of VAT WAPU amounting to Rp15.17 billion (include penalty Rp4.6 billion) and STP of VAT WAPU amounting to Rp1.2 billion. The Company agreed to receive tax audit correction of corporate income tax amounting Rp1.1 billion, underpayment of withholding tax article 21 amounting to Rp1.9 billion, underpayment of withholding tax article 23 amounting to Rp4 million, VAT tax credit amounting to Rp4.8 billion, STP of VAT WAPU amounting Rp1.2 billion and underpayment of VAT WAPU amounting to Rp15.17 billion. These corrections that have been approved have been charged to the 2020 profit or loss income statement.

The Company did not agree with the correction from tax auditor who imposes VAT on the transaction of submitting the space segment component (asset in constructive) of the Satelit Merah Putih to Telkomsat. In March 2021, the Company has submitted a tax objection letter to the Tax Authority for the correction of the tax auditor. As of the date of approval and authorization for issuance of these consolidated financial statements, the Company has not yet received the result of the appeal decision.

(ii)   Telkomsel

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

On July 15 and July 22, 2020, Telkomsel received objection decision letter from Tax Authorities which accepted Rp27.2 billion and rejected Rp106.8 billion. In August 27, 2020 Telkomsel received partially the tax refund Rp27.2 billion. On September 28, 2020, Telkomsel filed an appeal to the Tax Court for the 2014 corporate income tax, withholding tax, and VAT. As of the date of approval and authorization for issuance of these financial statements, Telkomsel has not yet received the result of the appeal decision.

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

h.    Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

			(Charged)	Credited to other	Charged to
	December 31,	Changes of	credited to profit	comprehensive	equity and	December 31,
	2019	tax rates	or loss	income	reclassification	2020
The Company
Deferred tax assets:
Allowance for expected credit losses	774	(126)	174	—	2	824
Net periodic pension and other post-employment benefit costs	837	(158)	(21)	546	—	1,204
Difference between accounting and tax bases of property and equipment	427	32	(45)	—	—	414
Provision for employee benefits	230	(12)	60	—	—	278
Deferred installation fee	92	(17)	45			120
Land rights, intangible assets and others	19	(1)	5	—	—	23
Accrued expenses and provision for inventory obsolescence	75	(8)	5	—	—	72
Total deferred tax assets	2,454	(290)	223	546	2	2,935
Deferred tax liabilities:
Valuation of long-term investment	(11)	1	10	—	—	—
Leases	(8)	1	2	—	—	(5)
Capitalization of contract cost	(134)	15	30	—	—	(89)
Total deferred tax liabilities	(153)	17	42	—	—	(94)

Telkomsel
Deferred tax assets:
Provision for employee benefits	865	(186)	102	298	—	1,079
Allowance for expected credit losses	282	(59)	59	—	—	282
Contract liabilities	—	(1)	(8)	—	—	(9)
Other financial instruments	—	(109)	493	—	—	384
Total deferred tax assets	1,147	(355)	646	298	—	1,736
Deferred tax liabilities:
Leases	(986)	—	76	—	20	(890)
Difference between accounting and tax bases of property and equipment	(557)	446	(122)	—	—	(233)
License amortization	(151)	31	(4)	—	—	(124)
Contract cost	—	3	24	—	—	27
Other financial instruments	—	—	(65)	—	—	(65)
Total deferred tax liabilities	(1,694)	480	(91)	—	20	(1,285)

Deferred tax assets of the Company - net	2,301	(273)	265	546	2	2,841
Deferred tax (liabilities) assets of Telkomsel - net	(547)	125	555	298	20	451
Deferred tax assets of the other subsidiaries - net	478	(57)	(38)	4	64	451
Deferred tax liabilities of the other subsidiaries - net	(657)	(6)	74	11	(29)	(607)
Total deferred tax asset - net	2,232					3,743
Total deferred tax liabilities - net	(657)					(607)

			(Charged)	Credited to other	Charged to	Acquisition/
	December 31,		credited to profit	comprehensive	equity and	business	December 31,
	2020	Rate changes	or loss	income	reclassification	combination	2021
The Company
Deferred tax assets:
Allowance for expected credit losses	824	87	(16)	—	—	—	895
Net periodic pension and other post-employment benefit costs	1,204	117	17	(228)	—	—	1,110
Difference between accounting and tax bases of property and equipment	414	(32)	249	—	—	—	631
Provision for employee benefits	278	—	111	—	—	—	389
Deferred installation fee	120	12	52	—	—	—	184
Land rights, intangible assets and others	23	—	(1)	—	—	—	22
Accrued expenses and provision for inventory obsolescence	72	4	(4)	—	—	—	72
Total deferred tax assets	2,935	188	408	(228)	—	—	3,303
Deferred tax liabilities:
Leases	(5)	(1)	2	—	—	—	(4)
Capitalization of contract cost	(89)	(8)	25	—	—	—	(72)
Total deferred tax liabilities	(94)	(9)	27	—	—	—	(76)

Telkomsel
Deferred tax assets:
Provision for employee benefits	1,079	59	69	21	—	—	1,228
Allowance for expected credit losses	282	14	(117)	—	—	—	179
Contract liabilities	(9)	—	9	—	—	—	—
Other financial instruments	384	—	—	—	—	—	384
Total deferred tax assets	1,736	73	(39)	21	—	—	1,791
Deferred tax liabilities:
Fair value measurement of financial instruments	—	—	(549)	—	—	—	(549)
Leases	(890)	61	104	—	—	—	(725)
Difference between accounting and tax bases of property and equipment	(233)	(137)	37	—	—	—	(333)
License amortization	(124)	(11)	(17)	—	—	—	(152)
Contract cost	27	—	(27)	—	—	—	—
Other financial instruments	(65)	—	—	—	—	—	(65)
Total deferred tax liabilities	(1,285)	(87)	(452)	—	—	—	(1,824)

Deferred tax assets of the Company - net	2,841	179	435	(228)	—	—	3,227
Deferred tax assets of the other subsidiaries - net	451	63	83	—	—	—	597
Deferred tax (liabilities) assets of Telkomsel - net	451	(14)	(491)	21	—	—	(33)
Deferred tax liabilities of the other subsidiaries - net	(607)	4	(262)	(6)	(3)	49	(825)
Total deferred tax asset - net	3,743						3,824
Total deferred tax liabilities - net	(607)						(858)

As of December 31, 2020 and 2021, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp32,132 billion and Rp25,480 billion, respectively.

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

i.    Administration

From 2008 to 2019, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. Furthermore, the Company is also entitled to an incentive the tax rate reduce by 3% because it meets the requirements in accordance with PP No. 30/2020. On the basis of historical data, for the year ended December 31, 2020 and 2021, the Company calculates the deferred tax using the tax rate of 19%.

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

During the COVID-19 pandemic, the Government has updated its regulations governing tax incentives. In July 2020, the Minister of Finance of the Republic of Indonesia issued Regulation of the Minister of Finance No. 86 / PMK.03 / 2020 (“PMK-86/2020”) dated 16 July 2020 concerning Tax Incentives for Taxpayers Affected by the Corona Virus Disease 2019 Pandemic. In PMK-86/2020, the Government expanded the Mandatory Business Field Code (KLU) of Taxpayers who are entitled to take advantage of tax incentives and extend the incentive period until December 2020. Based on the list of KLU in the attachment PMK-86/2020, the Company’s KLU is included as the recipient of the incentive withholding tax article 21 for Government Borne Employees (DTP).

In January 2021, the Government issued Minister of Finance Regulation No.8/PMK.03/2021 concerning Procedures for Collecting, Depositing, and Reporting VAT or PPnBM by State-Owned Enterprises (“SOEs”) and Certain Companies Directly Owned by SOEs as VAT Collectors. Based on PMK-8/2021, the Government stipulates that in the event of the submission of BKP and/or JKP by a VAT collector to a VAT collector who is a SOEs or certain company that is directly owned by a SOEs, the VAT or VAT and PPnBM owed are collected, deposited, and reported by the VAT collector who submits the BKP and/or JKP. The company has adjusted the tax invoice issuance system and accounting treatment as an implementation of the provisions stipulated in PMK-8/2021.

In February 2021, the Government issued Minister of Finance Regulation No.9/PMK.03/2021 (“PMK9/2021”). Based on PMK-9/2021, the Government extends the incentive period until June 2021. In July 2021, the Government re-issued the Minister of Finance Regulation No.82/PMK.03/2021 (“PMK-82/2021”) concerning Amendments to PMK No.9/PMK.03/2021. Based on PMK-82/2021, the Government has extended the incentive period until December 2021 for withholding tax article 21 Borne by the Government (DTP) for Employees, Final Income Tax DTP for MSMEs, Final Income Tax DTP on Construction Services, reduction in the amount of withholding tax article 25 installments and a preliminary refund for VAT overpayments, and extend the incentive period until December 31, 2021 for exemption from collection of withholding tax article 22 Imports, limited to taxpayers who have KLU in accordance with the attachment of PMK-82/2021. Based on the list of KLUs in the attachment of PMK-82/2021, the Company's KLUs are still included as recipients of incentives for withholding tax article 21 DTP for Employees.

In October 2021, the Government issued Minister of Finance Regulation No.149/PMK.03/2021 (PMK-149/2021”) concerning the Second Amendment to PMK No.9/PMK.02/2021 which was added to the list of KLU recipients of incentives, and provide an extension of the submission period for the correction of the incentive realization report. Thus, until tax period of December 2021, employees are still entitled to take advantage of withholding tax article 21 DTP who meet the terms and conditions as stipulated in PMK-86/2020 as amended lastly with PMK-149/2021.

30.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2020	2021
Pension benefit and other post-employment benefit obligations
Pension benefit
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	5,557	4,891
The Company - unfunded	30a.i.b	962	613
Telkomsel	30a.ii	3,852	4,188
Others		1	3
Projected pension benefit obligations		10,372	9,695
Net periodic post-employment health care benefit	30b	1,407	638
Other post-employment benefit	30c	367	300
Long service employee benefit	30d	53	4
Obligation under the Labor Law	30e	777	926
Total		12,976	11,563

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2019	2020	2021
Pension benefit cost
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	362	545	732
Additional pension benefit obligation	30a.i.a.ii	1	0	0
The Company - unfunded	30a.i.b	163	117	74
Telkomsel	30a.ii	314	142	331
Others		0	0	0
Total periodic pension benefit cost	26	840	804	1,137
Net periodic post-employment health care benefit cost	26,30b	167	253	263
Other post-employment benefit cost	26,30c	33	81	23
Long service employee benefit cost	26,30d	—	53	3
Obligation under the Labor Law	26,30e	136	258	254
Total		1,176	1,449	1,680

The amounts recognized in OCI are as follows:

	Notes	2019	2020	2021
Defined benefit plan actuarial gain (losses)
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	(1,116)	(2,942)	1,123
Additional pension benefit obligation	30a.i.a.ii	7	0	0
The Company - unfunded	30a.i.b	(94)	89	82
Telkomsel	30a.ii	(561)	(1,554)	(110)
Others		0	0	(3)
Post-employment health care benefit cost	30b	(634)	(158)	1,032
Other post-employment benefit	30c	(15)	(15)	2
Obligation under the Labor Law	30e	(107)	125	42
Sub-total		(2,520)	(4,455)	2,168
Deferred tax effect at the applicable tax rates	29h	411	859	(213)
Defined benefit plan acturial gain (losses) - net of tax		(2,109)	(3,596)	1,955

a.    Pension benefit cost

i.    The Company

(a)    Funded pension plan

(i)     Defined pension benefit obligation

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

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp205 billion and Rp226 billion, for the years ended December 31, 2020 and 2021, respectively.

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

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan, and net amount recognized in the consolidated statements of financial position as of December 31, 2020 and 2021, under the defined benefit pension plan:

	2020	2021
Changes in projected pension benefit obligations
Projected pension benefit obligations at beginning of year	22,061	25,103
Charged to profit or loss:
Service costs	260	269
Interest costs	1,544	1,577
Pension plan participants’ contributions	27	21
Actuarial losses recognized in OCI	2,741	(1,462)
Pension benefits paid	(1,530)	(1,670)
Additional welfare benefits	80	80
Benefits paid by employer	(80)	(80)
Projected pension benefit obligations at end of year	25,103	23,838

Changes in pension benefit plan assets
Fair value of pension plan assets at beginning of year	19,723	19,546
Interest income	1,383	1,223
Return on plan assets (excluding amount included in net interest expense)	(201)	(339)
Employer's contributions	205	226
Pension plan participants’ contributions	27	21
Pension benefits paid	(1,530)	(1,670)
Plan administration cost	(61)	(60)
Fair value of pension plan assets at end of year	19,546	18,947
Projected pension benefit obligations at end of year	5,557	4,891

As of December 31, 2020 and 2021, plan assets consist of:

	2020		2021
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	426	—	762	—
Equity instruments:
Financials	1,555	—	1,571	—
Consumer non-cyclicals	814	—	558	—
Basic material	307	—	300	—
Infrastructures	646	—	838	—
Energy	145	—	118	—
Technology	—	—	43	—
Industrials	462	—	421	—
Consumer cyclicals	120	—	112	—
Properties and real estate	122	—	143	—
Healthcare	194	—	202	—
Transportation and logistic	2	—	16	—
Equity-based mutual fund	678	—	321	—
Fixed income instruments:
Corporate bonds	—	6,208	—	4,558
Government bonds	6,821	—	7,736	—
Mutual funds	181	—	161	—
Non-public equity:
Direct placement	—	342	—	355
Property	—	185	—	186
Others	—	338	—	545
Total	12,473	7,073	13,302	5,644

*Since January 25, 2021, the Jakarta Stock Industrial Classification (JASICA) has been officially replaced by the IDX Industrial Classification (IDX - IC)

Pension plan assets include Series B shares issued by the Company with fair values totalling Rp338 billion and Rp409 billion, representing 1.73% and 2.16% of total plan assets as of December 31, 2020 and 2021, respectively, and bonds issued by the Company with fair value totalling Rp352 billion and Rp356 billion, representing 1.80% and 1.88% of total plan assets as of December 31, 2020 and 2021, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,121 billion and Rp822 billion for the years ended December 31, 2020 and 2021, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio ("FSR") is above 105%. Based on Dapen’s financial statement as of December 31, 2021, Dapen's FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan in 2021.

In 2020 and 2021, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp80 billion.

The movement of the projected pension benefit obligations for the years ended December 31, 2020 and 2021 are as follow:

	2020	2021
Projected pension benefit obligations (prepaid pension benefit cost) at beginning of year	2,338	5,557
Net periodic pension benefit cost	562	763
Employer's contribution	(205)	(226)
Actuarial (gain) losses recognized in OCI	2,741	(1,462)
Return on plan assets (excluding amount included in net interest expense)	201	339
Benefits paid by employer	(80)	(80)
Projected pension benefit obligations at end of year	5,557	4,891

The components of net periodic pension benefit cost for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019	2020	2021
Service costs	259	260	269
Plan administration cost	63	61	60
Net interest cost	76	161	354
Additional welfare benefits	—	80	80
Net periodic pension benefit cost	398	562	763
Amount charged to subsidiaries under contractual agreements	(36)	(17)	(31)
Net periodic pension benefit cost less cost charged to subsidiaries	362	545	732

Amounts recognized in OCI for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019	2020	2021
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	(677)	356	(340)
Changes in financial assumptions	1,952	2,190	(1,122)
Changes in demographic assumptions	239	195	—
Return on plan assets (excluding amount included in net interest expense)	(398)	201	339
Net	1,116	2,942	(1,123)

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2019, 2020 and 2021, with reports dated April 20, 2020, April 8, 2021, and March 24, 2022, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary as of December 31, 2019, 2020 and 2021 are as follows:

	2019	2020	2021
Discount rate	7.25%	6.50%	7.00%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2011	2019	2019

(ii)    Additional pension benefit obligation

Based on the Company’s policy issued on June 7, 2017 regarding Pension Regulation by Dapen, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and return on investment is above actuarial discount rate of pension fund.

Program assets for Additional Benefits have been set aside since 2018 according to the Oversight Board’s approval. As of December 31, 2021, the additional benefits liabilities have been fully paid to the pension beneficiaries and no additional obligation was set aside due to the requirement for recognition of the additional benefits as mentioned above have not been met.

(b)    Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp41 billion and Rp44 billion for the years ended December 31, 2020 and 2021, respectively.

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

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the years ended December 31, 2020 and 2021:

	2020	2021
Unfunded projected pension benefit obligations at beginning of year	1,479	962
Charged to profit or loss:
Service costs	28	25
Net Interest costs	89	49
Actuarial (gain) losses recognized in OCI	(89)	(82)
Benefits paid by employer	(545)	(341)
Unfunded projected pension benefit obligations at end of year	962	613

The components of total periodic pension benefit cost for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019	2020	2021
Service costs	29	28	25
Net interest costs	134	89	49
Total periodic pension benefit cost	163	117	74

Amounts recognized in OCI for the years ended December 31, 2019, 2020, and 2021 are as follow:

	2019	2020	2021
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	12	(32)	(68)
Changes in demographic assumptions	37	(99)	—
Changes in financial assumptions	45	42	(14)
Net	94	(89)	(82)

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2019, 2020, and 2021 with reports dated April 20, 2020, April 8, 2021 and March 24, 2022, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW.

The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2019, 2020 and 2021 are as follow:

	2019	2020	2021
Discount rate	6.50% - 7.25%	5.25% - 6.50%	5.75% - 7.00%
Rate of compensation increases	6.10% - 8.00%	6.10% - 8.00%	6.10% - 8.00%
Indonesian mortality table	2011	2019	2019

ii.    Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan, while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking the responsibility for the full amount of the contributions.

In 2020, due to financial condition of Jiwasraya that impacted its ability to fulfill its liabilities to Telkomsel, Jiwasraya proposed to restructure Telkomsel’s pension plan program by transferring  95% of the Cash Value (“CV”) to the new financial institution (IFG Life) established by the government.

This led Telkomsel to change the recognition of plan assets, which previously equal to a guaranteed amount to only 95% of the CV, hence the difference was not recovered and led to a decline in plan asset in December 31, 2020.

On April 23, 2021, Telkomsel and Jiwasraya agreed to terminate the insurance program contract (as mentioned above) and entered into restructuring agreement. The agreement replaced the benefit plan from annuities to lumpsum benefit. Based on this agreement, both parties agreed to determine the CV at the termination date which divided into CV for active participant and passive participant amounting to Rp857 billion and Rp73 billion, respectively. There was a 5% haircut from CV for active participant, hence the 95% of Rp857 billion (or equal to Rp814 billion) plus Rp73 billion will be the amount that subsequently taken over by IFG Life when the agreement with IFG Life become effective and accordingly, the restructuring agreement will be terminated. On December 31, 2021, the CV of active participant amounting to Rp832 billion.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position for the years ended December 31, 2020 and 2021, under Telkomsel’s defined benefit pension plan:

	2020	2021
Changes in projected pension benefit obligations
Projected pension benefit obligation at beginning of year	3,738	4,651
Charged to profit or loss:
Service costs	245	310
Net interest costs	278	299
Actuarial losses recognized in OCI	1,585	91
Benefit paid	(50)	(105)
Past service cost - plan amendments	(1,145)	(440)
Past service cost - curtailment effect	—	214
Projected pension benefit obligation at end of year	4,651	5,020

Changes in pension benefit plan assets
Fair value of pension plan assets at beginning of year	1,529	799
Interest income	104	52
Return on plan assets (excluding amount included in net interest expense)	31	(19)
Employer’s contributions	53	—
Benefit paid	(50)	—
Settlement loss	(868)	—
Fair value of pension plan assets at end of year	799	832
Pension benefit obligation at end of year	3,852	4,188

Movements of the pension benefit obligation during the years ended December 31, 2020 and 2021:

	2020	2021
Pension benefit obligation at beginning of year	2,209	3,852
Periodic pension benefit cost	142	331
Actuarial losses recognized in OCI	1,585	91
Return on plan assets (excluding amount included in net interest expense)	(31)	19
Employer’s contributions	(53)	—
Benefit paid	—	(105)
Pension benefit obligation at end of year	3,852	4,188

The components of the periodic pension benefit cost for the years ended December 31, 2019, 2020 and 2021 are as follow:

	2019	2020	2021
Service costs	187	(33)	84
Net interest costs	127	175	247
Total periodic pension benefit cost	314	142	331

Amounts recognized in OCI for the years ended December 31, 2019, 2020, and 2021 are as follow:

	2019	2020	2021
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	115	190	324
Changes in financial assumptions	499	1,082	(233)
Changes in demographic assumptions	—	313	—
Return on plan assets (excluding amount included in net interest expense)	(53)	(31)	19
Net	561	1,554	110

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2019, 2020 and 2021 with reports dated, February 28, 2020, March 3, 2021 and March 24, 2022, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2019, 2020 and 2021, are as follows:

	2019	2020	2021
Discount rate	7.50%	6.50%	7.00%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2011	2019	2019

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

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the years ended December 31, 2020 and 2021.

The following table presents the changes in projected post-employment health care benefit obligation, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statements of financial position as of December 31, 2020 and 2021:

	2020	2021
Changes in projected post-employment health care benefit obligation
Projected post-employment health care benefit obligation at beginning of year	13,823	14,443
Charged to profit or loss:
Interest costs	1,083	955
Actuarial (gain) losses recognized in OCI	96	(1,394)
Post-employment health care benefits paid	(559)	(588)
Projected post-employment health care benefit obligation at end of year	14,443	13,416

Changes in post-employment health care benefit plan assets
Fair value of plan assets at beginning of year	12,827	13,036
Interest income	1,004	860
Return on plan assets (excluding amount included in net interest expense)	(62)	(362)
Post-employment health care benefits paid	(559)	(588)
Plan administration cost	(174)	(168)
Fair value of plan assets at end of year	13,036	12,778
Projected for post-employment health care benefit obligation at end of year	1,407	638

As of December 31, 2020 and 2021, plan assets consist of:

	2020		2021
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	745	—	527	—
Equity instruments:
Financials	1,191	—	1,254	—
Consumer non-cyclicals	113	—	100	—
Basic material	212	—	256	—
Infrastructures	458	—	574	—
Energy	110	—	171	—
Technology	—	—	24	—
Industrials	299	—	274	—
Consumer cyclicals	522	—	483	—
Properties and real estate	83	—	93	—
Healthcare	222	—	232	—
Transportation and logistic	1	—	5	—
Equity-based mutual funds	519	—	569	—
Fixed income instruments:
Fixed income mutual funds	8,239	—	7,858	—
Unlisted shares:
Private placement	—	322	—	358
Total	12,714	322	12,420	358

*Since January 25, 2021, the Jakarta Stock Industrial Classification (JASICA) has been officially replaced by the IDX Industrial Classification (IDX - IC)

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totalling Rp246 billion and Rp229 billion, representing 1.88% and 1.79% of total plan assets as of December 31, 2020 and 2021, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp768 billion and Rp329 billion for the years ended December 31, 2020 and 2021, respectively.

The movements of the projected post-employment health care benefit obligation for the years ended December 31, 2020 and 2021 are as follow:

	2020	2021
Projected post-employment health care benefit obligation at beginning of year	996	1,407
Net periodic post-employment health care benefit costs	253	263
Actuarial (gain) losses recognized in OCI	96	(1,394)
Return on plan assets (excluding amount included in net interest expense)	62	362
Projected post-employment health care benefit obligation at end of year	1,407	638

The components of net periodic post-employment health care benefit cost for the years ended December 31, 2019, 2020, and 2021 are as follow:

	2019	2020	2021
Plan administration costs	150	174	168
Net interest costs	17	79	95
Net periodic post-employment health care benefit cost	167	253	263

Amounts recognized in OCI for the years ended December 31, 2019, 2020 and 2021 are as follow:

	2019	2020	2021
Actuarial (gain) losses recognized during the year due to:
Experience adjustments	810	(1,680)	(105)
Changes in financial assumptions	1,190	1,800	(1,289)
Changes in demographic assumptions	(1,095)	(24)	—
Return on plan assets (excluding amount included in net interest expense)	(271)	62	362
Net	634	158	(1,032)

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2019, 2020, and 2021, with reports dated April 20, 2020 and April 8, 2021 and March 24, 2022 respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2019, 2020 and 2021 are as follow:

	2019	2020	2021
Discount rate	8.00%	6.75%	7.50%
Health care costs trend rate assumed for next year	7.00%	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2019	2020	2021
Indonesian mortality table	2011	2019	2019

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

The movements of the unfunded projected other post-employment benefit obligations for the years ended December 31, 2020 and 2021 are as follow:

	2020	2021
Projected other post-employment benefit obligations at beginning of year	366	367
Charged to profit or loss:
Service costs	4	7
Net interest costs	19	16
Past service costs	58	—
Actuarial (gain) losses recognized in OCI	15	(2)
Benefits paid by employer	(95)	(88)
Projected other post-employment benefits obligations at end of year	367	300

The components of the projected other post-employment benefit cost for the years ended December 31, 2019, 2020 and 2021 are as follow:

	2019	2020	2021
Current service costs	4	4	7
Net interest costs	29	19	16
Past service costs	—	58	—
Projected other post-employment benefit cost	33	81	23

Amounts recognized in OCI for the years ended December 31, 2019, 2020, and 2021 are as follow:

	2019	2020	2021
Actuarial (gain) losses recognized during the year due to:
Experience adjusments	(25)	(18)	13
Changes in demographic assumptions	20	16	—
Changes in financial assumptions	20	17	(15)
Total	15	15	(2)

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2019, 2020 and 2021, with reports dated, April 20, 2020, April

8, 2021, and March 24, 2022, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2019, 2020, and 2021, are as follow:

	2019	2020	2021
Discount rate	6.25%	5.00%	6.25%
Indonesian mortality table	2011	2019	2019

d.   Long service employee benefit

The Company provides long service employee benefit to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of December 31, 2020 and 2021 amounted to Rp53 billion and Rp4 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp53 billion and Rp3 billion for the years ended December 31, 2020 and 2021, respectively.

e.   Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of December 31, 2020 and 2021 amounted to Rp777 billion and Rp926 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp136 billion, Rp258 billion, and Rp254 billion for the years ended December 31, 2019, 2020 and 2021, respectively (Note 26). The actuarial (gain) losses recognized in OCI amounted to Rp107 billion, Rp(125) billion and Rp(42) billion for the years ended December 31, 2019, 2020 and 2021, respectively.

f.     Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2020 and 2021 are as follow:

	Expected Benefits Payment
	The Company
	Funded				Post-employment	Other post-
	Defined pension	Additional pension			health care	employment
Time Period	benefit obligation	benefit obligation	Unfunded	Telkomsel	benefits	benefits
2020
Within next 10 years	18,913	—	1,061	3,795	5,649	417
Within 10-20 years	21,775	—	94	10,620	6,778	102
Within 20-30 years	19,869	—	77	8,203	5,575	78
Within 30-40 years	14,599	—	20	1,035	2,479	4
Within 40-50 years	3,278	—	—	—	398	—
Within 50-60 years	378	—	—	—	6	—
Within 60-70 years	23	—	—	—	—	—
Within 70-80 years	—	—	—	—	—	—

Weighted average duration of DBO	10.48 years	10.48 years	5.76 years	11.00 years	15.14 years	7.21 years

2021
Within next 10 years	20,809	—	691	4,224	5,959	357
Within 10-20 years	23,096	—	92	10,849	6,697	121
Within 20-30 years	21,308	—	85	8,385	5,117	92
Within 30-40 years	16,537	—	17	901	2,025	5
Within 40-50 years	3,965	—	—	—	259	—
Within 50-60 years	2,803	—	—	—	1	—
Within 60-70 years	16	—	—	—	—	—
Within 70-80 years	—	—	—	—	—	—

Weighted average duration of DBO	10.50 years	10.50 years	5.75 years	10.30 years	14.13 years	4.88 years

g.    Sensitivity Analysis

As of December 31, 2020, and 2021, 1% change in discount rate and rate of compensation would have effect on DBO, as follow:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
2020
Funded:
Defined pension benefit obligation	(2,305)	2,754	1,733	(1,547)
Unfunded	(36)	28	30	(39)
Telkomsel	(471)	507	494	(463)
Post-employment health care benefits	(1,807)	2,339	2,248	(1,844)
Other post-employment benefits	(15)	17	—	—

2021
Funded:
Defined pension benefit obligation	(2,040)	2,419	1,571	(1,439)
Unfunded	(27)	30	33	(30)
Telkomsel	(434)	465	455	(429)
Post-employment health care benefits	(1,605)	1,964	1,985	(1,686)
Other post-employment benefits	(13)	14	—	—

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

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method amounted to Rp1,254 billion and Rp1,206 billion as of December 31, 2020 and 2021, respectively. The related benefit costs charged to expense amounted to Rp290 billion, Rp290 billion and Rp153 billion for the years ended December 31, 2019, 2020 and 2021, respectively (Note 26).

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

Network service revenues, internet and data service revenues, other telecommunication revenues, life insurance expenses, press release expenses, customer education expenses, office building lease expenses, consultant expenses, training expenses, finance income, and purchase of property and equipments

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

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
State-owned banks	Entities under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and finance income
PT Pegadaian (“Pegadaian”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Kimia Farma (“Kimia Farma”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Garuda Indonesia Tbk. (“Garuda Indonesia”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Taspen (“Taspen”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
Perum Peruri (“Peruri”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Perkebunan Nusantara III (Persero) (“PTPN III”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electricity expenses
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Fixed assets insurance expenses and personal insurance expenses
PT Industri Telekomunikasi Indonesia (Persero) (“INTI”)	Entity under common control	Purchase of property and equipments
PT Pembangunan Perumahan (Persero) (“Pembangunan Perumahan”)	Entity under common control	Purchase of property and equipments
Bahana TCW	Entity under common control	Mutual funds
PT Sarana Multi Infrastruktur	Entity under common control	Other borrowings and finance costs
Digital Aplikasi Solusi (“Digiserve”), previously Teltranet (Note 1d)*	Associated company	CPE expense and telecommunication system service
Indonusa	Associated company	Pay TV expenses
Tiphone	Associated company	Distribution of SIM cards and pulse reload voucher
Finarya	Associated company	Marketing expenses
Yakes Telkom	Other related entity	Medical expenses
Padi UMKM	Other related entity

Operational and maintenance expenses, collection fees, training expenses, internal security expenses, research and development expenses, printing expenses, meeting expenses, general and other administrative expenses, promotion expenses, advertising expenses, sales fees, customer education expenses, and marketing expenses

Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

*Digiserve status which is accounted as associated company from January to August 2021, and starting from September 2021, has ceased to be associated company and becomes subsidiary with indirect ownership.

The outstanding balances of trade receivables and payables at year-end are unsecured and interest-free and the settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. The Group recorded impairment loss from trade receivables of related party amounted to (Rp188) billion, Rp383 billion and (Rp152) billion for the years ended December 31, 2019, 2020, and 2021, respectively. Impairment assessment is undertaken each financial year by examining the current status of existing receivables and historical collection experience.

b.Significant transactions with related parties

The following are significant transactions with related parties:

	2019		2020		2021
		% of total		% of total		% of total
	Amount	revenues	Amount	revenues	Amount	revenues
Revenues
Majority stockholder
Ministry of Finance	101	0.07	184	0.13	212	0.15
Entities under common control
Government agencies	3,894	2.87	3,894	2.85	5,882	4.11
Indosat	860	0.63	1,034	0.76	1,056	0.74
Pertamina	196	0.14	406	0.30	631	0.44
BNI	578	0.43	547	0.40	404	0.28
BRI	619	0.46	580	0.43	341	0.24
Bank Mandiri	204	0.15	191	0.14	212	0.15
PLN	41	0.03	107	0.08	153	0.11
Pegadaian	229	0.17	178	0.13	148	0.10
Peruri	164	0.12	41	0.03	136	0.09
Kimia Farma	161	0.12	122	0.09	120	0.08
BTN	258	0.19	162	0.12	110	0.08
PTPN III	73	0.05	73	0.05	99	0.07
KAI	144	0.11	92	0.07	84	0.06
Garuda Indonesia	112	0.08	115	0.08	79	0.06
Others (each below Rp75 billion)	1,224	0.90	1,036	0.76	619	0.43
Sub-total	8,757	6.45	8,578	6.29	10,074	7.04
Associated companies	75	0.06	47	0.03	16	0.01
Other related entities	47	0.03	160	0.12	33	0.02
Total	8,980	6.61	8,969	6.57	10,335	7.22

	2019		2020		2021
		% of total		% of total		% of total
	Amount	expenses	Amount	expenses	Amount	expenses
Expenses

Entities under common control
MoCI	8,767	9.49	8,347	8.94	8,570	8.64
PLN	2,434	2.64	2,859	3.06	2,349	2.37
Indosat	676	0.73	563	0.60	467	0.47
Jasindo	267	0.29	255	0.27	385	0.39
INTI	—	—	50	0.05	81	0.08
Others (each below Rp75 billion)	301	0.33	262	0.28	241	0.24
Sub-total	12,445	13.48	12,336	13.20	12,093	12.19
Associated companies
Indonusa	437	0.47	432	0.46	210	0.21
Teltranet	173	0.19	122	0.13	134	0.14
Finarya	—	—	198	0.21	125	0.13
Others (each below Rp75 billion)	79	0.09	53	0.06	—	—
Sub-total	689	0.75	805	0.86	469	0.48
Other related entities
Padi UMKM	—	—	—	—	269	0.27
Yakes Telkom	133	0.14	125	0.13	115	0.12
Others (each below Rp75 billion)	1,169	1.27	11	0.01	—	—
Sub-total	1,302	1.41	136	0.14	384	0.39
Total	14,436	15.64	13,277	14.20	12,946	13.06

	2019		2020		2021
		% of total		% of total		% of total
	Amount	finance income	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	743	67.85	564	70.50	348	62.37
Government agencies	18	1.64	8	1.00	14	2.51
Others	10	0.91	—	—	—	—
Total	771	70.40	572	71.50	362	64.88

	2019		2020		2021
		% of total		% of total		% of total
	Amount	finance cost	Amount	finance cost	Amount	finance cost
Finance cost
Majority stockholder
Ministry of Finance	33	0.61	25	0.54	17	0.39
Entities under common control
State-owned banks	1,332	24.43	1,163	25.27	1,247	28.38
Sarana Multi Infrastruktur	263	4.82	313	6.80	192	4.37
Total	1,628	29.86	1,501	32.61	1,456	33.14

	2019		2020		2021
		% of total		% of total		% of total
	Amount	revenues	Amount	revenues	Amount	revenues
Distribution of SIM card and pulse reload voucher
Associated companies
Tiphone	5,927	4.37	1,766	1.29	959	0.67
Total	5,927	4.37	1,766	1.29	959	0.67

	2020		2021
		% of total		% of total
	Amount	property and equipment purchased	Amount	property and equipment purchased
Purchase of property and equipment (Note 13)
Entities under common control
Pembangunan Perumahan	—	—	309	1.02
INTI	57	0.19	104	0.34
Others	2	0.01	—	—
Total	59	0.20	413	1.36

c.   Balance of accounts with related parties

	2020		2021
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents (Note 4)	15,899	6.47	31,100	11.26
Other current financial assets (Note 5)	1,108	0.45	329	0.12
Trade receivables - net (Note 6)	2,343	0.95	1,378	0.50
Contract assets
Majority stakeholder
Ministry of Finance	49	0.02	7	0.00
Entities under common control
Government agencies	487	0.20	389	0.14
Taspen	165	0.07	167	0.06
Others (each below Rp75 billion)	414	0.17	227	0.08
Sub-total	1,066	0.44	783	0.28
Associated companies	1	0.00	1	0.00
Other related entities	2	0.00	—	—
Total	1,118	0.46	791	0.28
Other current assets
Entities under common control
MoCI	4,376	1.78	4,749	1.72
Others	50	0.02	49	0.02
Sub-total	4,426	1.80	4,798	1.74
Associated companies
Teltranet	107	0.04	—	—
Total	4,533	1.84	4,798	1.74
Other non-current assets
Entities under common control
MoCI	1,237	0.50	1,573	0.57
Others	20	0.01	25	0.01
Sub-total	1,257	0.51	1,598	0.58
Other related entities	2	0.00	—	—
Total	1,259	0.51	1,598	0.58

	2020		2021
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 17)
Majority stockholder
Ministry of Finance	1	0.00	8	0.01
Entities under common control
MoCI	1,204	0.96	1,329	1.01
Indosat	31	0.02	144	0.11
Others (each below Rp75 billion)	378	0.30	386	0.29
Sub-total	1,613	1.28	1,859	1.41
Other related entities	470	0.37	—	—
Associated companies	73	0.06	5	0.00
Total	2,157	1.71	1,872	1.42

Accrued expenses
Majority stockholder
Ministry of Finance	4	0.00	3	0.00
Entities under common control
PLN	98	0.08	81	0.06
State-owned banks	40	0.03	40	0.03
Others	6	0.00	7	0.01
Sub-total	144	0.11	128	0.10
Other related entities	—	—	—	—
Total	148	0.11	131	0.10

	2020		2021
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Contract liabilities
Majority stockholder
Ministry of Finance	97	0.08	19	0.01
Entities under common control
Government agencies	799	0.64	295	0.23
MoCl	218	0.17	118	0.09
Others (each below Rp75 billion)	354	0.28	229	0.17
Sub-total	1,371	1.09	642	0.49
Associated companies	1	0.00	2	0.00
Other related entities	4	0.00	1	0.00
Total	1,473	1.17	664	0.50

Customer deposits	20	0.02	19	0.01
Short-term bank loans (Note 20)	3,797	3.03	1,578	1.20
Two-step loans (Note 21a)	568	0.45	355	0.27
Long-term bank loans (Note 21c)	17,026	13.58	17,630	13.46
Other borrowings (Note 21d)	3,645	2.91	2,605	1.99

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

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective starting from January to December 2012, and continuous to be applied until a new agreement becomes available.

On December 18, 2017, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ, and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation No. 8/Year 2006. These amendments took effect starting on January 1, 2018.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and PT Aplikanusa Lintasarta ("Lintasarta"). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile, or other telecommunication services.

iii.   Others

The Company entered into an agreement with Lintasarta for the use of satellite transponders or the Company's subscribed circuit telecommunication satellite frequency channels.

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

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Directors. The total of such remuneration is as follows:

	2019		2020		2021
		% of total		% of total		% of total
	Amount	expenses	Amount	expenses	Amount	expenses
Board of Directors	270	0.29	263	0.28	347	0.35
Board of Commissioners	123	0.13	108	0.12	140	0.14

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

33. OPERATING SEGMENT

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and WIB. The mobile segment provides mobile voice, SMS, value added services, and mobile broadband. The consumer segment provides Indihome (bundled service of fixed wireline, pay TV, and internet) and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, Very Small Aperture Terminal (“VSAT”), broadband access, information technology services, data, and internet services to other licensed operator companies and institutions. Other segment provides digital content products (music and games), big data, Business to Business (“B2B”) Commerce, and financial services to individual and corporate customers. There is no operating segments that have been aggregated to form the reportable segments.

Management monitors the operating results of the business units separately for the purpose of decisions making about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured on the basis of Indonesian Financial Accounting Standards which differ from IFRS primarily in the accounting for land rights. However, the financing activities and income taxes are managed on a group basis and are not separately monitored and allocated to operating segments.

Segment revenues and expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2019
						Total	Adjustments and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	eliminations	consolidated
Segment results
Revenues
External revenues	87,897	17,706	18,701	10,609	197	135,110	447	135,557
Inter-segment revenues	3,163	786	16,834	16,265	1,289	38,337	(38,337)	—
Total segment revenues	91,060	18,492	35,535	26,874	1,486	173,447	(37,890)	135,557

Segment results	34,196	2,588	(1,233)	5,763	(60)	41,254	(2,955)	38,299
Other information
Capital expenditures	(11,963)	(10,581)	(5,614)	(7,907)	(21)	(36,086)	(399)	(36,485)
Depreciation and amortization	(14,233)	(3,529)	(2,744)	(3,264)	(21)	(23,791)	(3,413)	(27,204)
Provision recognized in current period	(521)	(665)	(973)	(121)	(13)	(2,293)	581	(1,712)

	2020
						Total	Adjustment and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	83,720	20,957	17,729	13,501	219	136,126	321	136,447
Inter-segment revenues	3,297	1,148	18,591	16,139	1,550	40,725	(40,725)	—
Total segment revenues	87,017	22,105	36,320	29,640	1,769	176,851	(40,404)	136,447

Segment results	32,966	4,561	(544)	6,497	107	43,587	(4,440)	39,147
Other information
Capital expenditures	(9,520)	(9,770)	(5,178)	(4,587)	(12)	(29,067)	(212)	(29,279)
Depreciation and amortization	(19,715)	(3,990)	(3,276)	(5,069)	(25)	(32,075)	3,150	(28,925)
Provision recognized in current period	(83)	(511)	(1,390)	(267)	(8)	(2,259)	(85)	(2,344)

	2021
						Total	Adjustment and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	84,267	24,930	19,141	14,255	205	142,798	412	143,210
Inter-segment revenues	3,097	187	22,395	18,072	2,395	46,146	(46,146)	—
Total segment revenues	87,364	25,117	41,536	32,327	2,600	188,944	(45,734)	143,210
Segment expenses
Segment results	34,435	5,894	(307)	9,192	199	49,413	(5,674)	43,739
Other information
Capital expenditures	(10,548)	(10,444)	(4,514)	(4,756)	(13)	(30,275)	(46)	(30,321)
Depreciation and amortization	(20,333)	(6,566)	(3,909)	(4,702)	(20)	(35,530)	3,816	(31,714)
Provision recognized in current period	(99)	(285)	(13)	5	(33)	(425)	(49)	(474)

Adjustments and eliminations:

a.Revenue reconciliation

	2019	2020	2021
Total segment revenues	173,447	176,851	188,944
Revenue from other non-operating segments	457	336	412
Inter-segment elimination	(38,337)	(40,725)	(46,146)
IFRS reconciliation	(10)	(15)	—
Consolidated operating income	135,557	136,447	143,210

b.Segment result reconciliation

	2019	2020	2021
Total segment results	41,254	43,587	49,413
Loss from other non-operating segments	(599)	(627)	(1,237)
Adjustment and inter-segment elimination	1,739	545	(613)
Finance income	1,092	799	558
Finance cost	(4,240)	(4,520)	(4,365)
Share of loss of associated company - net	(166)	(246)	(78)
Impairment loss of investments	(1,172)	(763)	—
IFRS reconciliation	391	372	61
Consolidated operating income	38,299	39,147	43,739

c.	Capital expenditure reconciliation

	2019	2020	2021
Total segment capital expenditure	(36,086)	(29,067)	(30,275)
Capital expenditure from other non-operating segments	(499)	(369)	(66)
IFRS reconciliation	100	157	20
Consolidated capital expenditure	(36,485)	(29,279)	(30,321)

d.	Depreciation and amortization reconciliation

	2019	2020	2021
Total segment depreciation and amortization	(23,791)	(32,075)	(35,530)
Depreciation and amortization from other non-operating segments	(223)	(259)	(280)
Adjustment and inter-segment elimination	836	3,442	3,994
IFRS reconciliation	(4,026)	(33)	102
Consolidated depreciation and amortization	(27,204)	(28,925)	(31,714)

e.	Provision recognized in current year

	2019	2020	2021
Total segment provision	(2,293)	(2,259)	(425)
Provision recognized from other non-operating segments	(11)	(6)	(3)
Adjustment and inter-segment elimination	21	(97)	(46)
IFRS reconciliation	571	18	—
Consolidated provision recognized in current year	(1,712)	(2,344)	(474)

Geographic information:

	2019	2020	2021
External revenues
Indonesia	130,979	130,082	136,482
Foreign countries	4,578	6,365	6,728
Total	135,557	136,447	143,210

The revenue information above is based on the location of the customers.

There is no revenue from major customer which exceeds 10% of total revenues for the year ended December 31, 2021.

	2019	2020	2021
Non-current operating assets
Indonesia	156,068	162,388	168,002
Foreign countries	3,552	3,581	2,709
Total	159,620	165,969	170,711

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

34. SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

As of December 31, 2021, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment, and cable network are as follows:

	Amounts in
	foreign
	currencies	Equivalent in
Currencies	(in millions)	Rupiah
Rupiah	—	10,355
U.S. Dollar	31	448
EUR	1.36	22
HKD	0.02	0
Total		10,825

The above balance includes the following significant agreements:

(i)  The Company

Contracting parties	Date of agreement	Significant provisions of the agreement
The Company, Telin, and NEC Corporation	May 12, 2016	Procurement and Installation Agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway Platform
The Company and PT ZTE Indonesia	December 16, 2019	Procurement and Installation Agreement of Dual Wavelength Division Multiplexing (“DWDM”) and Optical Transport Network (“OTN”) Platform ZTE
The Company and PT Huawei Tech Investment	November 12, 2020	Procurement and Installation Agreement of DWDM and OTN Platform Huawei – OLO MPLS
The Company and PT Industri Telekomunikasi Indonesia	May 19, 2021	Procurement and Installation Agreement of OSP FO Node - B
The Company and PT Lintas Teknologi Indonesia	May 21, 2021	Procurement and Installation Agreement of DWDM Platform Nokia
The Company and PT Datacomm Diangraha	August 4, 2021	Procurement and Installation Agreement of DWDM Expand Metro Ethernet Platform Nokia
The Company and PT Lintas Teknologi Indonesia	October 26, 2021	Procurement and Installation Agreement of DWDM Platform Nokia for OLO, IPBB, TRUNK
The Company and PT Huawei Tech Investment	November 3, 2021	Procurement and Installation Agreement of Expand Metro Ethernet Platform Huawei

(ii)	Telkomsel

Contracting parties	Date of agreement	Significant provisions of the agreement
Telkomsel and PT WT Indonesia	June 7, 2018	Development and Procurement of OSDSS Solution Agreement
Telkomsel, PT Nokia Solutions and Networks Indonesia, and NSN Oy	May 24, 2019	The combined 2G and 3G CS Core Network Rollout Agreement, which amended to CS Core System ROA and TSA
Telkomsel, PT Sigma Solusi Integrasi, Oracle Corporation, and PT Phincon	July 5, 2019	Development and Rollout Agreement ("DRA") and Technical Support of Customer Relationship Management ("CRM") solution System Integrator
Telkomsel, PT Ericsson Indonesia, and Ericsson AB	September 16, 2019	The combined 2G and 3G CS Core Network Rollout Agreement, Which Amanded to CS Core System ROA and TSA
Telkomsel and PT Huawei Tech Investment	October 22, 2019	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel, PT Ericsson Indonesia, PT Huawei Tech Investment, and PT ZTE Indonesia	January 30, 2021	Procurement agreement for Ultimate Radio Network Infrastructure ROA and TSA
Telkomsel, PT NTT Indonesia Solutions, and PT Huawei	March 31, 2021	Agreement for Mobile Network Router Infrastructure
Telkomsel, PT Sempurna Global Pratama, PT Lintas Teknologi Indonesia, and PT Ericsson Indonesia	September 1, 2021	Procurement of Next Generation of GGSN (Virtualized EPC)
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	October 8, 2021	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	October 8, 2021	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel and PT Lintas Teknologi Indonesia	October 8, 2021	Agreement of BI 2.0 Software License

b.   Borrowings and other credit facilities

(i)   As of December 31, 2021, the Company has bank guarantee facilities for tender bonds, performance bonds, maintenance bonds, deposit guarantee, and advance payment bonds for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2022	Rp	309
BNI	500	March 31, 2022	Rp	387
Bank Mandiri	500	December 23, 2023	Rp	314
Total	1,500			1,010

(ii)   As of December 31, 2021, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2022	Rp	591
BNI	2,100	December 11, 2022	Rp	1,417
Total	3,100			2,008

Bank guarantee facility with BRI and BNI mainly for performance bond and surety bond of radio frequency (Note 34c.i)

(iii) Telin has a US$15 million or equal to Rp214 billion bank guarantee from Bank Mandiri and has been renewed on December 23, 2021, with a maximum credit limit of US$25 million or equal to Rp356 billion. The facility will expire on December 23, 2021. As of December 31, 2022, Telin has not used the facility.

c.   Others

i.     Radio frequency usage

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

With reference to Telecommunication Law No. 36/1999, based on the Decision Letter No. 109/TEL.01.02/2021 Year 2021 dated December 22, 2021 of the MoCI, which amended Decision Letter No. 018/TEL.01.02/2019 Year 2019 dated June 11, 2019, the MoCI granted Telkomsel the rights to provide:

1.   Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz, and 2.3 GHz; and

2.   Basic telecommunication services.

With reference to Decision Letters No. 445 Year 2021, No.620 Year 2020, No. 806 Year 2019, No. 356 Year 2018, and No. 1896 year 2017 of the MoCI, Telkomsel is required, among other things, to:

1.

Pay an annual right of usage (BHP) over the license term (10 years) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

2.	Issue a performance bond each year amounting to Rp20 billion and a surety bond amounting Rp567 billion in 2021 for spectrum 2.1 GHz.
3.	Issue a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz in 2021.
4.	Issue a surety bond each year amounting Rp360 billion for spectrum 2.3 GHz in 2021.

ii.    Receivable under non-cancelable lease agreements

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2022 and 2031. Periods may be extended based on the agreement by both parties.

Receivables under lease agreements as of December 31, 2020 and 2021 are as follows:

	2020	2021
Less than 1 year	2,012	3,095
1-5 years	5,909	6,922
More than 5 years	4,378	4,732

Total	12,299	14,749

iii.   USO

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

Based on Decree No. 827/KOMINFO/BAKTI.31/KS.1/10/2021 dated October 4, 2021, BAKTI granted Telkomsel as operating cooperation partners (“KSO”) for eight packages KSO, which cover Nusa Tenggara, Kalimantan, Sulawesi, Maluku, West Papua, Middle West Papua, North Central Papua, and South East Papua for period from 2021 until 2031.

35. FINANCIAL INSTRUMENTS

a.   Financial assets and financial liabilities

i.    Classification

(a)    Financial assets

	2020	2021
Amortized cost
Cash and cash equivalents	20,589	38,311
Other current financial assets	1,194	415
Trade and other receivables	11,554	8,705
Contract assets	1,239	2,473
Other non-current assets	218	150
FVTPL
Long-term investment in financial instruments	4,025	13,643
Other current financial assets	109	78
FVTOCI
Long-term investment in financial instruments	20	18
Total financial assets	38,948	63,793

(b)  Financial liabilities

	2020	2021
Financial liabilities measured at amortized cost
Trade and other payables	17,577	17,779
Accrued expenses	14,265	15,885
Customers deposits	698	401
Short-term bank loans	9,934	6,682
Two-step loans	568	355
Bonds and notes	7,469	6,993
Long-term bank loans	28,229	36,056
Lease liabilities	14,877	15,888
Other borrowings	3,645	2,605
Other liabilities	169	126
Total financial liabilities	97,431	102,770

ii.    Fair values

The following table presents comparison of the carrying amounts and fair values of the Company's financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets for		Significant
			identical assets or	Significant other	unobservable
			liabilities	observable inputs	inputs
2020	Carrying value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Other current financial asset	109	109	77	—	32
Long-term investment in financial instruments	4,025	4,025	—	2,115	1,910
Financial assets measured at OCI
Long-term investment in financial instruments	20	20	—	—	20
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	568	575	—	—	575
Bonds and notes	7,469	8,503	8,017	—	486
Long-term bank loans	28,229	28,301	—	—	28,301
Lease liabilities	14,877	14,877	—	—	14,877
Other borrowings	3,645	3,631	—	—	3,631
Other liabilities	169	169	—	—	169
Total	59,111	60,210	8,094	2,115	50,001

			Fair value measurement at reporting date using
			Quoted prices in
			active markets for		Significant
			identical assets or	Significant other	unobservable
			liabilities	observable inputs	inputs
2021	Carrying value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Other current financial asset	78	78	78	—	—
Long-term investment in financial instruments	13,643	13,643	—	8,899	4,744
Financial assets measured at OCI
Long-term investment in financial instruments	18	18	—	—	18
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	355	351	—	—	351
Bonds and notes	6,993	8,019	8,019	—	—
Long-term bank loans	36,056	36,176	—	—	36,176
Lease liabilities	15,888	15,888	—	—	15,888
Other borrowings	2,605	2,610	—	—	2,610
Other liabilities	126	126	—	—	126
Total	75,762	76,909	8,097	8,899	59,913

Gain on fair value recognized in consolidated statements of profit or loss for 2021 amounting to Rp936 billion. There is no movement between fair value hierarchy during 2021.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2020 and 2021 are as follows:

	2020	2021
Beginning balance	1,346	1,962
Gain recognized in consolidated statement of:
Proft or loss	126	936
Other comprehensive income	3	—
Purchase/addition	711	2,068
Settlement/deduction	(224)	(204)
Ending balance	1,962	4,762

Sensitivity Analysis

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

		Significant	Range	Sensitivity
	Valuation	unobservable	(weighted	of the input of
Industry	technique	input	average)	fair value
Subsidiaries investment
Non-listed equity investment - technology	Backsolve method	Volatility	30% - 120%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp27 billion of the Investment value
		Exit timing	1 - 6 years	Increase (decrease) in 1 year exit timing would result in an increase(decrease) Rp27 billion of the Investment value
	Multiple and OPM	Volatility	40% - 80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp6 billion of the Investment value
		Exit timing	1 - 6 years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp13 billion of the Investment value
		Equity value/revenue multiple	8.1x - 10.1x	Increase in 1x of equity value/revenue multiple would result in an increase Rp2 billion of the Investment value
Non-listed equity investment - credit rating agency	Discounted cash flow	Weighted Average Cost of Capital (“WACC”)	10.60% - 12.60%	1% increase (decrease) in the percentage of WACC would result in an increase (decrease) Rp0 billion of the Investment value
		Terminal growth rate	2.00% - 4.00%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp0 billion of the Investment value
Subsidiaries investment
Non-listed equity investment - telecommunication	Discounted cash flow	WACC	3.40% - 17.00%	0.5% increase (decrease) in WACC would result in an increase (decrease) Rp16 billion of the Investment value
		Terminal growth rate	-2.60% - 5.10%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp14 billion of the Investment value

Convertible bonds
Non-listed equity investment - technology	Backsolve method	Volatility	60% - 80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp0 billion of the Investment value
		Exit timing	1 -3 years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp0 billion of the Investment value
	Multiple and OPM	Probability of qualified financing	0% - 100%	50% increase (decrease) in probability of qualified financing would result in an increase (decrease) Rp0 billion of the Investment value
	CN with Conversion discount	Probability of qualified financing	0% - 100%	50% increase (decrease) in probability of qualified financing would result in an increase (decrease) Rp18 billion of the Investment value

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

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)

Fair value through profit or loss, primarily consists of stocks, mutual funds, corporate and government bonds and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique.

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

The fair value estimates are inherently judgmental and involve various limitations, including:

(a)	Fair values presented do not take into consideration the effect of future currency fluctuations.
(b)	Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

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

The following table present the Group's financial assets and financial liabilities exposure to foreign currency risk:

	2020		2021
	U.S. Dollar	Japanese Yen	U.S. Dollar	Japanese Yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	681	61	1,364	1
Financial liabilities	(290)	(3,104)	(211)	(2,314)
Net exposure	391	(3,043)	1,153	(2,313)

Sensitivity analysis

A strengthening of the U.S. Dollar and Japanese Yen, as indicated below, against the Rupiah at December 31, 2021 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2021
U.S. Dollar (1% strengthening)	164
Japanese Yen (5% strengthening)	(14)

A weakening of the U.S. Dollar and Japanese Yen against the Rupiah at December 31, 2021 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

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

As of December 31, 2021, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

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

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2020	2021
Fixed rate borrowings	(26,734)	(24,944)
Variable rate borrowings	(37,988)	(43,634)

Sensitivity analysis for variable rate borrowings

As of December 31, 2021, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp109 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.   Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2020	2021
Cash and cash equivalents	20,589	38,311
Other current financial assets	1,303	493
Trade and other receivable	11,554	8,705
Contract assets	1,239	2,473
Other non-current assets	218	150
Total	34,903	50,132

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

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 5.05% of trade receivables as of December 31, 2021.

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

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2025 and
	amount	cash flows	2021	2022	2023	2024	thereafter
2020
Trade and other payables	17,577	(17,577)	(17,577)	—	—	—	—
Accrued expenses	14,265	(14,265)	(14,265)	—	—	—	—
Customer deposits	698	(698)	(698)	—	—	—	—
Short-term bank loans	9,934	(9,934)	(9,934)	—	—	—	—
Interest bearing loans and other borrowings:
Two-step loans	568	(609)	(204)	(160)	(138)	(107)	—
Bonds and notes	7,469	(14,052)	(1,231)	(2,817)	(507)	(507)	(8,990)
Long-term bank loans	28,229	(32,848)	(9,163)	(6,289)	(5,637)	(4,745)	(7,014)
Other borrowings	3,645	(4,164)	(1,291)	(1,210)	(1,138)	(525)	—
Lease liabilities	14,877	(17,224)	(5,636)	(3,814)	(2,888)	(1,864)	(3,022)
Other liabilities	169	(199)	(11)	(47)	(47)	(47)	(47)
Total	97,431	(111,570)	(60,010)	(14,337)	(10,355)	(7,795)	(19,073)

	Carrying	Contractual					2026 and
	amount	cash flows	2022	2023	2024	2025	thereafter
2021
Trade and other payables	17,779	(17,779)	(17,779)	—	—	—	—
Accrued expenses	15,885	(15,885)	(15,885)	—	—	—	—
Customer deposits	401	(401)	(401)	—	—	—	—
Short-term bank loans	6,682	(6,682)	(6,682)	—	—	—	—
Interest bearing loans and other borrowings:
Two-step loans	355	(375)	(150)	(128)	(97)	—	—
Bonds and notes	6,993	(12,821)	(2,817)	(507)	(507)	(2,500)	(6,490)
Long-term bank loans	36,056	(41,867)	(8,228)	(10,335)	(7,492)	(6,064)	(9,748)
Other borrowings	2,605	(2,801)	(1,164)	(1,115)	(522)	—	—
Lease liabilities	15,888	(15,979)	(3,922)	(3,414)	(2,434)	(1,813)	(4,396)
Other liabilities	126	(148)	(11)	(34)	(34)	(34)	(35)
Total	102,770	(114,738)	(57,039)	(15,533)	(11,086)	(10,411)	(20,669)

The difference between the carrying amount and the contractual cash flows is interest value. The interest values of variable-rate borrowings are determined based on the effective interest rates as of reporting dates.

36. CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2020		2021
	Amount	Portion	Amount	Portion
Short-term debts	9,934	5.95%	6,682	3.51%
Long-term debts	54,788	32.79%	61,897	32.54%
Total debts	64,722	38.74%	68,579	36.05%
Equity attributable to owners of the parent company	102,374	61.26%	121,631	63.95%
Total	167,096	100.00%	190,210	100.00%

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

The Group’s debt-to-equity ratio as of December 31, 2020 and 2021 is as follows:

	2020	2021
Total interest-bearing debts	64,722	68,579
Less: cash and cash equivalents	(20,589)	(38,311)
Net debts	44,113	30,268
Total equity attributable to owners of the parent company	102,374	121,631
Net debt-to-equity ratio	43.11%	24.89%

As stated in Note 21, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the years ended December 31, 2020 and 2021, the Group has complied with the externally imposed capital requirements with the exception for certain entities in the Group (Note 21).

37. SUPPLEMENTAL CASH FLOW INFORMATION

a.   The non-cash investing activities for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019	2020	2021
Acquisition of property and equipment:
Credited to trade payables	5,459	5,175	5,723
Borrowing cost capitalization	99	160	52
Addition of right-of-use assets:
Credited to lease liabilities	2,969	4,308	6,597
Acquisition of intangible assets:
Credited to trade payables	684	341	501

b.	The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
			Foreign
	January 1,		exchange		Other	December 31,
	2020	Cash flows	movement	New leases	Changes	2020
Short-term bank loans	8,705	1,252	(25)	—	2	9,934
Two step loans	736	(203)	35	—	—	568
Bonds and notes payable	9,958	(2,491)	—	—	2	7,469
Long-term bank loans	26,601	1,627	18	—	(17)	28,229
Other borrowings	3,740	(96)	—	—	1	3,645
Lease liabilities	17,217	(4,959)	—	4,308	(1,689)	14,877
Total liabilities from financing activities	66,957	(4,870)	28	4,308	(1,701)	64,722

			Non-cash changes
			Foreign
	January 1,		exchange		Other	December 31,
	2021	Cash flows	movement	New leases	Changes	2021
Short-term bank loans	9,934	(3,252)	—	—	—	6,682
Two step loans	568	(182)	(31)	—	—	355
Bonds and notes payable	7,469	(478)	—	—	2	6,993
Long-term bank loans	28,229	7,827	13	—	(13)	36,056
Other borrowings	3,645	(1,043)	—	—	3	2,605
Lease liabilities	14,877	(4,225)	—	6,597	(1,362)	15,887
Total liabilities from financing activities	64,722	(1,353)	(18)	6,597	(1,370)	68,578

38. SUBSEQUENT EVENTS

a.	As of the issuance date of these consolidated financial statements, the Group made repayment and withdrawal of several credit facilities as follows:
i.	The Company

On March 9, 2022, the Company withdrawn facilities from BCA amounting to Rp1,500 billion and on March 15, 2022, the Company withdrawn facilities from Bank of China and Citibank amounting to Rp1,000 billion and Rp500 billion, respectively.

ii.	Telkomsel
(a)	On January 14, 2022, Telkomsel repaid its loans to MUFG Bank, BNI, Bank of China, and Bank Mandiri amounting to Rp300 billion, Rp250 billion, Rp200 billion, and Rp150 billion, respectively. Telkomsel also withdrawn facilities from BCA amounting to Rp150 billion.
(b)	On February 14, 2022, Telkomsel repaid its loans to BNI, BCA, MUFG Bank, Bank of China, and Bank Mandiri amounting to Rp500 billion, Rp500 billion, Rp400 billion, Rp200 billion, and Rp150 billion, respectively.
(c)	On March 14, 2022, Telkomsel repaid its loan to BSI amounting to Rp500 billion.
iii.	Mitratel
(a)	On January 17 and 26, 2022, Mitratel repaid its loan to MUFG Bank and DBS Bank amounting to Rp500 billion and Rp333.4 billion, respectively.
(b)	On February 2 and 22, 2022 Mitratel repaid its loan to BCA and SMI amounting to Rp291.6 billion and Rp350 billion, respectively.
(c)	On March 1 dan 23, 2022, Mitratel repaid its loan to BCA and Bank Mandiri amounting to Rp450 billion and Rp1,600 billion, respectively.
(d)	On March 4 and 21, 2022, Mitratel withdrawn additional facilities from MUFG Bank and BNI amounting to Rp500 billion and Rp1,200 billion, respectively.
(e)	On March 29, Mitratel repaid its loan to MUFG Bank amounting to Rp272 billion.
b.	On April 11, 2022, GoTo effectively traded its shares in Indonesia Stock Exchange.

39. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

Effective for annual periods beginning on or after January 1, 2022

●	Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use
-

The amendment prohibits entities from deducting the net proceeds from selling any items produced while bringing the asset to that location and condition (such as samples produced when testing equipment) from the cost of testing.

-	An entity recognises the proceeds from selling any such items, and the cost of those items, in profit or loss in accordance with applicable Standards.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

●	Amendments to IAS 37, Onerous Contracts-Cost of Fulfilling a contracts

IAS 37 is amended to add the explanation and impact of the cost of fulfilling a contract. This cost comprises the costs that relate directly to the contract that consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

●	Amendments to IFRS 3, Reference to the Conceptual Framework

The amandements to update references to Conceptual Framework for Financial Reporting, clarify the use and definition of provision, contingent liability and contingent asset within scope IAS 37 and levy within scope IFRIC 21.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

●	Amendment to IFRS 9, Financial Instruments

The amendments to clarify the term of substantially different and fees in the ‘10 per cent’ test for derecognition of financial liabilities.

These amendments are expected to have an impact to the Group’s future transactions. The Group intends to adopt these amendments in future periods when they become effective.

●	Amendment to IFRS 16, Leases

The amendments to exclude part of the fact pattern a reimbursement relating to leasehold improvements to remove potential for confusion.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

●	Amendments to IFRS 1, First-time Adoption of International Financial Reporting Standards, will be effective on January 1, 2022, are not applicable to the Group’s consolidated financial statements.

●	Amendments to IAS 41, Agriculture, will be effective on January 1, 2022, are considered to be not applicable to the Group’s consolidated financial statements.

Effective for annual periods beginning on or after January 1, 2023

●	Amendments to IAS 1, Classsification of Liabilities as Current or Non-Current

The amendments to clarify the entity shall classify a liability as current when:

-	it expects to settle the liability in its normal operating cycle;
-	it holds the liability primarily for the purpose of trading;
-	the liability is due to be settled within twelve months after the reporting period; or
-	it does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.

A liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

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

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

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

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

●	Amendments to IFRS 17, Insurance Contract, will be effective on January 1, 2023, are considered to be not applicable to the Group’s consolidated financial statements.
●	Amendments to IAS 12, Deferred tax related to asset and liabilities arising from a single transaction

The amendments introduce an exception to the initial recognition exemption. Applying this exception, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

The effective date was postponed to a date yet to be determined

●	Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments provide guidance for accounting treatment when a parent loses control of a subsidiary in a transaction with an associate or joint venture. The amendments require full gain to be recognized when the assets transferred meet the definition of a “business” under IFRS 3, Business Combinations. These amendments are not expected to impact the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

40.	UNCERTAINTY OF MACROECONOMIC CONDITIONS

The Group's operation has and may continue to be impacted by the outbreak of COVID-19 pandemic. The effects of COVID-19 pandemic to global and Indonesian economy include lower economic growth, decline in capital markets, increase in credit risk, depreciation of foreign currency exchange rates and disruption of business operation. The effects of the pandemic to the Group are not significant. Further significant impact of the pandemic, if any, will be reflected in the Group's financial reporting in the subsequent periods.