Form 20-F
period 2022-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2023-04-06
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to the extended transition period for complying with any new or revised financial accounting standard provided pursuant to Section 13(a) of the Exchange Act. ☐

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ◻

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

PART I

PART II

PART III

ITEM 17	FINANCIAL STATEMENTS	187
ITEM 18	FINANCIAL STATEMENTS	188
ITEM 19	EXHIBITS	188

SIGNATURES		189

EXHIBIT 1.1	Articles of Association (as amended on June 22, 2022)
EXHIBIT 2.1	Description of securities
EXHIBIT 12.1	CEO Certification pursuant to section 302
EXHIBIT 12.2	CFO Certification pursuant to section 302
EXHIBIT 13.1	CEO Certification pursuant to section 906
EXHIBIT 13.2	CFO Certification pursuant to section 906

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

ADSL

Asymmetric digital subscriber line, is a type of digital subscriber line (DSL) technology, a data communications technology that enables faster data transmission over copper telephone lines than a conventional voiceband modem can provide.

AI

Artificial intelligence (AI) is intelligence demonstrated by machines, as opposed to intelligence of humans and other animals.

APMK

Alat Pembayaran Menggunakan Kartu or card-based payment instruments, a payment instrument in the form of credit cards, ATM and/or debit cards.

ARPU

Average Revenue per User, a measure used primarily by telecommunications and networking companies which states how much revenue is generated by users on average during the relevant measurement period. It is defined as the total revenue from specified services divided by the number of users of such services.

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

Typical examples of A2P SMS include banking notifications, critical alerts, SMS-based two factor authentication, automatic booking confirmations, loyalty programs and marketing notifications etc. Online reservation systems, different corporate platforms and support services have deployed A2P SMS to increase efficiency and improve communication. Financial institutions have been using A2P SMS for over 15 years, by delivering automated, event-based SMS notifications to their clients’ mobile phones. Examples include anti-fraud alerts, balance statements, payment reminders, and withdrawal notifications.

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

BHP

Biaya Hak Penggunaan or right of use fee, is a fee that mobile operators pay to the Government in connection with their use of radio frequencies for their network.

Brexit

On June 23, 2016, the UK held a referendum in which a majority of voters voted in favor of the UK leaving the EU, which officially happened on January 31, 2020 (commonly referred to as "Brexit"), following a UK-EU Withdrawal Agreement signed in October 2019.

The UK government and the European Commission announced on December 24, 2020 that they had reached an agreement on a draft EU-UK Trade and Cooperation Agreement (“TCA”). The TCA entered into force in May 2021.

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

CFU

Customer Facing Unit is an organizational unit similar to a strategic business unit that interacts with specific customer segments, has responsibility for their respective profit and loss, and which regroups subsidiaries and business portfolios relevant to the specific customer segments it is in charge of interacting with.

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

DBPP

Defined Benefit Pension Plan, a type of pension plan in which an employer promises a specified monthly benefit on retirement that is predetermined by a formula based on the employee's earnings history, tenure of service and age, rather than depending on investment returns. It is considered 'defined' in the sense that the formula for computing the retirement benefits is known in advance.

DCPP

Defined Contribution Pension Plan, a type of retirement plan in which the amount of the employer's annual contribution is specified. Individual accounts are set up for participants and benefits are based on the amounts credited to these accounts (through the employer's contributions and, if applicable, the employee's contributions) plus any investment earnings on the money in the account. Only the employer's contributions to the account are guaranteed, not future benefits. In defined contribution plans, future benefits fluctuate on the basis of investment earnings.

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

DGT

Double Taxation Convention, forms filled out by residents or other countries (including individuals, companies or even non-companies) that have completed the Double Taxation Convention (DTC) with Indonesia.

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

E-KYC

 Electronic Know your Client or eKYC is a process wherein the customer's identity and address are verified electronically.

Earth Station

The antenna and associated equipment used to receive or transmit telecommunications signals via satellite.

EDGE

Enhanced Data rates for GSM Evolution, a digital mobile phone technology that allows improved data transmission rates as a backward-compatible extension of GSM.

EU

The European Union.

Fiber Optic

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass, silica or plastic.

Fintech

Products, services and companies that employ or relate to digital and online technologies in the banking and financial services industries.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireless

The local wireless transmission link using a cellular, microwave, or radio technology to connect customers at a fixed location to the local telephone exchange.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

FLOU

Flou cloud is a cloud service designed to support the digitalization of Indonesian startups, small and medium businesses, enterprises, and government agencies.

FTTH

 Fiber To The Home, the implementation of a fiber optic network that reaches up to the customer point or (known as customer premises).

Gateway

A peripheral that bridges a packet based network (IP) and a circuit based network (PSTN).

Gb

Gigabit, a unit of information used, for example, to quantify computer memory or storage capacity.

Gbps

Gigabits per second, a measure of speed for digital signal transmission expressed in billions of bits per second passing between equipment in a data transmission system.

GHz

Gigahertz, a unit of measure of frequency equal to one billion cycles per second. The hertz (symbol Hz), is the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

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

ICT

Information and communications technology, an area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information.

IDD

International Direct Dialing, a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

IGG

Indonesia Global Gateway, a submarine fiber optic cable system.

IICD

Indonesian Institute for Corporate Directorship, a non profit organization founded by ten (10) highly reputable Indonesian Business Schools and preeminent individuals.

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

IoT

The Internet of Things is infrastructure which interconnects physical and virtual things using interoperable information and communication technologies.

IP

The Internet Protocol is a set of communications protocols for exchanging data over the internet.

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

ISO

International Organization for Standardization, an independent, non-governmental international organization with a membership of 168 national standards bodies.

ISP

Internet Services Provider, an organization that provides access to the internet.

ITRA

 The Indonesian Telecommunication Regulatory Authority (BRTI) is in charge of regulating Indonesia's telecommunications sector.

JIBOR

Jakarta Interbank Offered Rate, a money market benchmark rate.

Job Creation Law 2022

Government Regulation in Lieu of Law of the Republic of Indonesia No. 2 of 2022 on Job Creation which (i) has been enacted into law on March 31, 2023 under Law of the Republic of Indonesia No. 6 of 2023 and (ii) revokes and replaces Law of the Republic of Indonesia No.11 of 2020 on Job Creation (“Job Creation Law 2020”).

KPPU

Komisi Pengawasan Persaingan Usaha or Commission for the Supervision of Business Competition.

KSO

 Kerja Sama Operasi or Joint Operations.

KSU

Koperasi Serba Usaha or Multi Purpose Cooperative.

Leased Line

A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

LoRa

 From "long range", LoRa is a physical proprietary radio communication technique. It is based on spread spectrum modulation techniques derived from chirp spread spectrum (CSS) technology.

Mbps

Megabits per second, a measure of speed for digital signal transmission expressed in millions of bits per second passing between equipment in a data transmission system.

Metro Ethernet

Bridge or relationship between locations that are apart geographically, this network connects LAN customers at several different locations.

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second. The hertz (symbol Hz), is the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

MNO

Mobile network operator, sometimes also known as a carrier service provider, mobile phone operator or mobile network carrier, which provides telecommunications services such as wireless voice and data communication to subscribed mobile users.

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

MoF

The Ministry of Finance of the Republic of Indonesia.

MSOE

Kementerian Badan Usaha Milik Negara or the Ministry of State-Owned Enterprises of the Republic of Indonesia.

MVNO

Mobile virtual network operator, a provider of telecommunications services such as voice and data communication to subscribed mobile users that does not own the wireless network infrastructure over which it provides its services.

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

OTT

Over The Top is a generic term commonly used to refer to the delivery of audio, video and other media over the internet without the involvement of a multiple-system operator in the control or distribution of the content.

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

PCEF

Policy and Charging Enforcement Function, which provides user traffic handling and quality of service (QoS) at the gateway and is responsible for providing service data flow detection and counting, along with online and offline charging interactions. PCEF and PCRF are closely related functional entities and include policy control decision making and flow based charging control functionalities.

PCRF

Policy and Charging Rules Function, a node which operates in real time in order to determine policy rules in multimedia networks. It operates at the core of the network and has access to subscriber databases and other specialized functions (e.g., our charging system), so as to allocate broadband network resources and manage flow-based charges for subscribers and services.

PKLN Team

Tim Pinjaman Komersial Luar Negeri, or Foreign Commercial Loan Coordination Team, was a part of the Government that reviewed lending from offshore lenders and was dissolved in 2020.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by us that provides infrastructure and services for public telecommunication. Originally only an analog system, the PSTN is now almost entirely digital, even though most subscribers are connected via analog circuits. It now includes mobile phones in addition to fixed-line phones.

Radio Frequency Spectrum

The part of the electromagnetic spectrum corresponding to radio frequencies, (i.e., frequencies lower than around 300 GHz, or equivalently, wavelengths longer than about 1 mm).

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

UI/UX

User experience design, is the process of defining the experience a user would go through when interacting with a company, its services, and its products.

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

XBRL

eXtensible Business Reporting Language, a freely available and global framework for exchanging business information.

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

Our audited consolidated financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 included in this Form 20-F (the "Consolidated Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Solely for the convenience of the reader, certain Indonesian Rupiah amounts have been converted into U.S. Dollars at the rate of Rp15,569 to US$1.00 based on the middle exchange rate which is calculated based on the Reuters Refinitiv buying and selling rates for December 31, 2022. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian Rupiah. No representation is made that the Indonesian Rupiah or U.S. Dollar amounts shown herein could have been or could be converted into U.S. Dollars or Indonesian Rupiah, as the case may be, at any particular rate or at all.

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

These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategy;
●	our expectations regarding demand for our products and services;
●	growth of the telecommunications sector in Indonesia and of the Indonesian economy in general;
●	our prospects, projects, results of operations and financial condition;
●	trends and competition in the telecommunications industry in Indonesia;

●	expected technological trends and changes in our industry;
●	relevant government policies and regulations governing our business and industry;
●	general economic and business conditions in Indonesia and the countries where we carry out our business;
●	general macroeconomic conditions, including impacts of political tensions, supply chain disruptions and the impact of the COVID-19 pandemic; and
●	assumptions underlying or related to any of the foregoing.

In addition, all statements other than statements of historical facts included in this Form 20-F that address activities, events or developments which we expect or anticipate will or may occur in the future are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, such expectations may prove to be incorrect. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social and political environments in Indonesia. This Form 20-F discloses, under "Item 3. Key Information — Risk Factors" and elsewhere, important factors that could cause actual results to differ materially from our expectations.

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

A.                         [RESERVED]

B.                          CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.                         REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.                          RISK FACTORS

An investment in our ADSs or shares involves risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this Form 20-F, before making an investment decision. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The market or trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. In addition, the risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. Please note that additional risks not presently known to us, that we currently deem immaterial or that we have not anticipated may also impair our business and operations.

Risk Factor Summary

Risks Related to Our Business

Operational Risks

•

A material failure in the continuing operations of our network, certain key systems, gateways to our network or the networks of other network operators could materially and adversely affect our business, financial condition, results of operations and prospects.

•	New technologies may adversely affect our ability to remain competitive.
•	We may in the future be required to share our network infrastructure and capacity with our competitors.
•	Revenue leakage might occur due to internal weaknesses or external factors and if this risk were to materialize, it could have a material adverse effect on our operating results.
•	Expected benefits from partnerships with global technology companies may not be achieved.
•

The global 2019 novel coronavirus and its variants ("COVID-19") pandemic and the economic disruption caused by various measures to reduce its spread have had and may continue to have adverse consequences of uncertain magnitude and duration on our operations.

•

Our networks face both potential physical and cyber security threats, such as theft, vandalism and acts intended to disrupt our operations, which could materially and adversely affect our operating results.

•	Damage to our reputation could negatively impact our business, financial condition and results of operations.
●	We face a number of risks relating to our internet-related services.
•	Expected benefits from investment in new networks and technologies may not be realized.
•	We rely on third parties to supply and maintain our network infrastructure, and they may be difficult to replace.
•

Our satellites have limited operational life and they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of a satellite, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services.

Risks Related to our Fixed and Cellular Telecommunications Business

•	Competition from existing cellular service providers may adversely affect our cellular services business.
•	Our data and internet services are facing increasing competition, and we may experience declining margins and/or market share from such services as such competition intensifies.
•	Cellular network congestion and limited spectrum availability could limit our cellular subscriber growth and cause reductions in our cellular service quality.
•

Continuing growth in and the converging nature of wireless and broadband services will require us to deploy increasing amounts of capital and require ongoing access to spectrum in order to provide attractive services to customers.

•

Our continued investments in the construction of our infrastructure network may not adequately address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired economic returns.

•	We are subject to the control of the Government and its interests may not necessarily align with the interest of our other shareholders or our own interests.

Financial Risks

•	We are exposed to interest rate risk in relation to our bank borrowings.
•	We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia.
•	Deterioration of the financial condition of our customers could adversely affect our operating results.

Legal and Compliance Risks

•

If we are found liable for anti-competitive practices, we may be subjected to substantial liability which could have an adverse effect on our reputation, business, financial condition, results of operations and prospects.

Regulatory Risks

•	Changes to our legal and regulatory environment may result in increased competition, reduced margins and operating revenue, and an asymmetric reduction in costs incurred by our competitors.
•	Applicable regulations on tariffs and their implementation as supervised by the MoCI may affect our revenues and earnings.
•

Regulations for the configuration of BTS towers may delay the installation of new BTS towers or changes in the placement of existing towers, and may erode our leadership position by requiring us to share our towers with our competitors.

•	We may experience local community opposition to some of our tower sites.
•

We are subject to numerous non-tax state revenue payments and USO Contribution and any disagreement with the relevant authorities relating to such payments and/or failure to make such payments could subject us to the revocations of certain of our licenses, with limited recourse.

•	The interpretation and application of Law No. 27 of 2022 on Personal Data Protection may adversely affect our business, financial condition, results of operations and prospects.
•	Our electronic money business is highly regulated.

Risks Related to Development of New Businesses and Acquisitions

●	We may not succeed in our efforts to develop new businesses.
•

Due to intense competition for highly skilled personnel, we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, prospects, financial condition and results of operations.

•	If we are unable to manage our growth effectively, our business and financial results may be adversely affected.
•	Our acquisition activities expose us to various risks.

Risks Related to our Corporate Structure

●	We are dependent on our subsidiary, Telkomsel, a cellular telecommunication services and cellular telecommunication networks company.
●	Our effort to streamline our corporate structure may not create expected synergies and efficiency in a timely fashion or at all.
●	Our controlling shareholder's interests may differ from those of our other shareholders.
•	Our Articles of Association contain certain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Risks Related to Indonesia

Political and Social Risks

•	Current political and social events in Indonesia may adversely affect our business.
•	The Indonesian legal system is subject to considerable uncertainty and investors may not be able to enforce a judgment of a foreign court against us.
•	Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities.
•

We may be affected by uncertainty in the delineation of the respective prerogatives and responsibilities of, and the balance of power between, local governments and the central government in Indonesia.

Macroeconomic Risks

•	Negative changes in global, regional or Indonesian economic activity could materially and adversely affect our business.
•	Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us.

•	Rapid and excessive increases in levels of inflation and interest rates in Indonesia could materially and adversely affect our financial condition and results of operations.
•	Downgrades of credit ratings of the Government or Indonesian companies could materially and adversely affect our business.
•	Employment legislation in Indonesia could materially and adversely affect our business.

Risks relating to Natural Disasters and Climate Change

•	Indonesia is vulnerable to natural disasters and events beyond our control, which could materially and adversely affect our business and operating results.
•	We are exposed to the potential for financial loss and further non-financial detriments arising from climate change and society's response to it.

Risks related to our ADSs

•	The trading price of our ADSs may be volatile, which could result in substantial losses to you.
•

If securities or industry analysts do not publish research reports about us or our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

•	The different characteristics of the capital markets in Indonesia and the U.S. may negatively affect the trading prices of our ADSs and shares.
•

Our financial results are reported to the OJK in conformity with IFAS, which differs in certain respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

•

As a foreign private issuer in the U.S., we are permitted to, and we have relied on and will rely on exemptions from certain NYSE corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ADSs.

•

As a foreign private issuer in the U.S., we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company.

•	The voting rights of holders of our ADSs are limited by the terms of the Deposit Agreement.
•	Holders of our ADSs may be subject to limitations on transfer of their ADSs.
•	Holders of our ADSs may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to the holders.
•	Holders of our ADSs may experience dilution of their holdings due to their inability to participate in rights offerings.
•	The time required for the exchange between ADSs and shares might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period.

•

We are established in Indonesia and it may not be possible for investors to effect service of process or enforce judgments on us, our Commissioners, Directors or officers within the United States, or to enforce judgments of a foreign court against us or any of these persons in Indonesia.

Risks Related to Our Business

Operational Risks

A material failure in the continuing operations of our network, certain key systems, gateways to our network or the networks of other network operators could materially and adversely affect our business, financial condition, results of operations and prospects

We depend to a significant degree on the uninterrupted operation of our network to provide our services. For example, we depend on access to our fixed wireline network for the operation of our fixed line network and the termination and origination of cellular telephone calls to and from fixed line telephones. A significant portion of our cellular and international long distance call traffic is routed through the PSTN. We also depend on access to an internet and broadband network and a cellular network. Our integrated network includes a copper access network, fiber optic access network, BTSs, switching equipment, optical and radio transmission equipment, an IP Core network, satellites, and application servers.

In addition, we also rely on interconnection to the networks of other telecommunications operators to carry calls and data from our subscribers to the subscribers of operators both within Indonesia and overseas. We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations. Our network, including our information systems, IT and infrastructure and the networks of other operators with whom our subscribers are interconnected, are vulnerable to damage or interruptions in operation from a variety of sources including earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events. For example, in 2018 and 2019, a number of submarine cables that we rely on to provide services across the Indonesian archipelago were damaged mostly as a result of earthquakes. In 2020, a few submarine cables were damaged due to shunt faults (i.e., existence of a current leakage path between the power conductor and seawater without a break in the power conductor) and cuts. As a result, services in east Indonesia faced slowdowns and disruptions as we had to redirect affected traffic through satellites until the submarine cables could be restored. One of our buildings in Pekanbaru suffered fire damage in August 2020 and certain of our infrastructure and equipment were damaged by floods in Jakarta, Sulawesi and Kalimantan in 2020, without any such damage causing material interruption to our operations. In 2021, a flood in the Kalimantan Selatan area and Seroja and a cyclone in Nusa Tenggara Timor area damaged certain of our network infrastructure and some submarine cables were cut, including the Sorong-Jayapura, IGG and Batam-Pontianak cables. In 2022, we faced interruptions to some submarine cable communication systems as a result of damage from flood, earthquakes, a ship's anchor and fishing equipment, among other things. As a result, services in east Indonesia were disrupted as we had to redirect affected traffic through satellites until the submarine cables could be restored.

We have implemented a business continuity plan and a disaster recovery plan which we test regularly, but the implementation of such plan may not be completely or even partially successful should any portion of our network be severely damaged or interrupted. Any failure that results in an interruption of our operations or of the provision of any service, whether from operational disruption, natural disaster or otherwise, could adversely and materially affect our business, financial condition, results of operations and prospects.

New technologies may adversely affect our ability to remain competitive

The telecommunications industry is characterized by rapid and significant changes in technology. We may face increasing competition due to technologies under development or which may be developed in the future. Future development or application of new or alternative technologies, services or standards could require significant changes to our business model, the development of new products, the provision of additional services and substantial new investments by us. New products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. We cannot accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. Furthermore, we may not succeed in effectively integrating new technologies into our existing business model. For example, 5G is one such technology. Our rollout of 5G may not be as successful as we expect and our customers may not adopt or subscribe to this new technology in the manner and numbers that we anticipate or in a manner that will generate appropriate returns on our investment in this technology in terms of magnitude and/or timeline.

One of the main challenges faced by the telecommunications industry in Indonesia is the increasing use of OTT services that have become substitutes for voice and SMS services, in line with the growing number of smartphone users. In particular, the contribution from cellular phone services to our consolidated revenues continued to declined from 14.3% in 2020 to 10.3% in 2021 and 8.2% in 2022, computed as a percentage of our consolidated revenues for 2020, 2021, and 2022, respectively. In addition, we face a continuing risk of market entry by new operators and service providers (including non-telecommunications players and OTT players) who, by using newer or lower cost technologies, may succeed in rapidly attracting customers away from established market participants such as ourselves. This may result in a loss of market share and could have a material adverse effect on our business, financial condition and results of operations. In particular, the rapid development of new technologies, services, products, and business models has resulted in distinctions between local, long distance, wireless, cable and internet communication services entry barriers being lessened and has brought new competitors into the telecommunications market. For example, the increased availability of high-throughput satellite capacity in Indonesia has increased competition, and adversely affected pricing, for our satellite business.

We may also be unable to sufficiently utilize big data and integrate this into our operations. Digital businesses especially benefit from significant data analysis, and we may not be able to innovate as fast as other competitors in this and other areas. We may fail to successfully transition our existing business models to take advantage of new technologies such as big data analytics and to develop new technologies and services that customers want.

Our technologies could become obsolete, or be subjected to competition from new technologies in the future, and we may not be able to acquire new technologies necessary to maintain or increase our competitiveness on commercially acceptable terms, or in a timely fashion. Our failure to react to rapid technological changes could materially and adversely affect our business, financial condition, results of operations and prospects.

We may in the future be required to share our network infrastructure and capacity with our competitors

Government regulations require telecommunication service providers with passive telecommunication infrastructure (e.g., ducts, towers, poles, or communication manholes, among other things) to give access to such passive telecommunication infrastructure to other telecommunication providers. These regulations require that use of passive telecommunication infrastructure must be based on cooperation and mutual agreements between telecommunication service providers in a fair, reasonable and non-discriminative manner.

Further, a telecommunication service provider with active telecommunication and/or broadcasting infrastructure may give access to such active infrastructure to other telecommunication providers as mutually agreed and in furtherance of fair business competition. This may be achieved by leasing of network capacity to other telecommunication providers.

It remains to be seen how these provisions will affect our business and our relations with other telecommunication players in Indonesia. The Government could adopt final terms that we may not consider to be commercially reasonable. For example, subsequent or implementing regulations may not allow us to charge competitors who lease our network capacity fees at rates that we will consider to be commercially acceptable. If such regulations were to be implemented, they could have a material adverse effect on our revenue, financial condition, results of operations and prospects.

Revenue leakage might occur due to internal weaknesses or external factors and if this risk were to materialize, it could have a material adverse effect on our operating results

We may face revenue leakage or problems with collecting all the revenues to which we may be entitled due to the possibility of inaccurate billing, delays in transaction processing, dishonest customers or other factors. Further, our services might be susceptible to piracy and unauthorized usage. Such piracy and unauthorized usage may lead to a loss of revenue for our Group, which may affect our financial conditions and results of operations. For example, in recent years we have lost revenue as a result of fraudsters' use of simboxes, which are electronic boxes that use cell phone antennae or a BTS on which local operator SIM cards are installed so that international calls can be fraudulently routed to local numbers, enabling fraudsters to bypass interconnection rates in the destination country. Such revenue leakages constitute a loss of potential revenue that is difficult to quantify.

Expected benefits from partnerships with global technology companies may not be achieved

We partner and collaborate with global technology companies such as Microsoft and Amazon Web Services as part of our strategy of providing digital IT services to businesses. Global technology companies have capabilities and scale that we may not be able to create and develop organically, whether in the near-term or at all, and such partnerhsips are necessary to achieve some of our strategic goals. Our reliance on global technology companies is especially critical for major projects, such as developing a vertical digital ecosystem in Indonesia, fostering digitalization by providing wider access to digital tools for businesses and government agencies, and generally supporting Indonesia's digital development. For instance, we contribute and intend to contribute to the One Data Indonesia initiative, the Government's plan for digitizing Government data and facilitating transfers of such data, and the Government's implementation of the National Digital Platform.

However, we may be unable to identify suitable partners for achieving such strategic goals or we may not benefit as expected from our partnerships with selected global technology companies. For example, there may be differences between our interests and our partners' interests as a result of pursuing different strategies, developing competing services, competing for the same customers, or other reasons outside of our control.

As we strategically focus on the development of digital products, services and the development of a digital ecosystem, we may become increasingly reliant on technology owners with whom we partner, in particular if we are not able to develop certain digital capabilities organically or if we do not develop or attract digital talents.

Delays and failures in the implementation of national strategic plans such as the National Digital Platform, the development of an E-government architectural framework for the Government, local governments, agencies and state-owned companies, and the successful implementation of the Government's inclusive digital transformation strategy for Indonesia could also negatively impact our own strategic initiatives and partnerships to the extent they rely on the success of such national initiatives.

Ultimately, if we are unable to realize gains from our partnerships with global technology companies, our ability to achieve strategic growth initiatives, provide digital products, and attract and retain customers could be materially and adversely affected.

The global 2019 novel coronavirus and its variants ("COVID-19") pandemic and the economic disruption caused by various measures to reduce its spread have had and may continue to have adverse consequences of uncertain magnitude and duration on our operations

COVID-19 was declared by the World Health Organization (“WHO”) as a pandemic on March 11, 2020 and has spread globally. While the global economy contracted by 3.1% in 2020, it grew by 6.0% in 2021, according to the International Monetary Fund (“IMF”), which was a faster pace than expected. Nonetheless, there remain pressures from the effect of COVID-19 variants such as the Delta variant and Omicron variant, supply chain disruptions that have continued to affect supply and also increases in inflation. In the January 2023 World Economic Outlook Update, the IMF revised upward its earlier projections for global economic growth to 3.4% in 2022 and 2.9% in 2023 as a result of, among other things, rising interest rates and the military conflict in Ukraine.

Various measures have been implemented to contain the outbreak in certain regions and countries, resulting in extensive government-imposed restrictions and containment measures. In Indonesia, the Government implemented various protective measures, including large-scale social restrictions such as the closing of certain schools and workplaces as well as restrictions on religious activities, social-cultural activities and activities in public places or facilities. The Government also imposed temporary travel restrictions in certain regions and local governments enacted their own additional regulations. However, the restrictions previously adopted by the governments at various levels to control the spread of the

COVID-19 pandemic have now largely been revoked or eased. The return of such governmental restrictions may have a material adverse effect on our results of operations.

If the COVID-19 pandemic or other epidemics or outbreaks of infectious diseases such as SARS, avian flu, H1N1 or Ebola were to develop and persist, customers may delay, suspend, or decrease orders for our products and services, and demand for certain of our products and services may decrease. For example, the COVID-19 pandemic also caused a decline of purchasing power, especially for the lower-middle class at the beginning of the pandemic, which contributed to us having to bolster our allowance for doubtful accounts as some of our customers became unable to pay invoiced amounts that they owe us. Further, our distribution network and retail outlets may also experience significant disruption if physical distancing measures and other containment measures are required. Our ability to provide services to our clients that require our teams to access their homes or offices may also be negatively impacted. For example, our technicians' ability to access customers' premises may affect our customer service levels, which may adversely affect customer satisfaction. Such disruptions occurred in the years ended December 31, 2020 and 2021, although as COVID-19 restrictions decreased in 2021 and were gradually phased out in 2022, we did not face significant effects on our operations, business and results of operations for the years ended December 31, 2020, 2021, and 2022. Finally, the negative impact of the outbreak on the global economy may increase counterparty risks or increase difficulties in collecting fees, which may negatively impact our cash flows, delay certain of our projects, and reduce our ability to access capital or increase financing costs.

There is still substantial medical and economic uncertainty regarding the COVID-19 pandemic. There have been numerous reports of mutations in the virus observed in various countries or regions, and vaccinations may not be effective in protecting against different strains of the virus. In addition to the COVID-19 pandemic and its variants, other epidemics or outbreaks of infectious diseases such as SARS, avian flu, H1N1 or Ebola could also cause governments to reimpose restrictive measures to limit the spread. Any such restrictions could have a material and adverse effect on national economies and the global economy. Further, supply chains have been and may continue to be disrupted by the COVID-19 pandemic and future variants. For example, the COVID-19 pandemic has led to supply chain disruptions that have contributed to a global chip shortage which continues to affect us and our partners, especially in disrupting our ability to obtain data center equipment. Ultimately, there remains uncertainty as to the full extent of the above-described potential delays and disruptions on our business, operations, prospects and results of operations.

Our networks face potential physical and cyber security threats such as theft, vandalism and acts intended to disrupt our operations, which could materially and adversely affect our operating results

Our networks and equipment, particularly our wireline access network, face both potential physical and cyber security threats. Physical incidents or threats include facility access issues, energy blackouts, fire, power loss, telecommunications failure, catastrophic events such as landslides and earthquakes, theft and vandalism of our equipment and organized attacks against key infrastructure intended to disrupt operations. For example, our fiber optic cables were cut several times in 2022 because of vandalism, which caused temporary interruptions to our traffic. In addition, telecommunications companies worldwide face increasing cyber security threats as businesses have become more dependent on telecommunications and computer networks, and have adopted or will adopt cloud technologies. Cyber security threats include gaining unauthorized access to our systems or inserting computer viruses, malicious and destructive codes, worms, malware, ransomware, or other malicious software in our systems, phishing, or spoofing to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of computers, portable data devices or mobile phones and intelligence gathering on employees with access to our systems. We protect confidential information and personal data on our systems by entering into confidentiality agreements with employees, consultants, customers, suppliers and service providers, and we design our networks and implement various procedures to restrict unauthorized access and dissemination of such information and data. Nonetheless, we, our service providers and others who may have access to our systems and confidential information are still subject to internal and external cybersecurity threats. For instance, current, departing or former employees, business partners, consultants and other individuals which whom we do business could attempt to improperly use or access our computer systems and networks, or those of third-party service providers, to copy, obtain and misappropriate our confidential information, including personal data. A lack of awareness among our employees and service providers of the cyber risks that we face, as well as a lack of cyber skills and capabilities, could contribute to our vulnerability if not adequately addressed in our training and awareness programs.

Cyber-attacks may be conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, "hacktivists," terrorists, nation-states, nation state-supported actors, and others. Our network and website are frequently targeted by cyber-attacks. For example, in October 2018, PT Telkom Satelit Indonesia's ("Telkomsat") corporate website was defaced. The content on the homepage was altered, which left customers unable to access the site for part of one day, before the site was restored. Also, in August 2022, a hacker leaked what they claimed was personal data from millions of IndiHome users. While our subsequent internal investigation determined that this data was fabricated, we may face reputational damage even from false leaks. Further, the COVID-19 pandemic has increased cybersecurity risk due to increased online and remote activity, including from our employees and service providers. In 2022, as our employees began to return to work in the office due to relaxations in restrictions relating to the COVID-19 pandemic, we detected 40.6 million cyber threats to our servers, down from an unprecedented 53.9 million cyber threats to our servers in 2021. Almost all of those threats were non-disruptive and none of them in 2022 rose to the level of requiring us to specifically address them.  However, techniques that computer hackers and others use to access or sabotage networks and computer systems constantly evolve and generally are not recognized until launched against a target. As a result, we and our service providers may be unable to anticipate, detect in a timely manner or at all, react to, counter or ameliorate all of these techniques or remediate any incident as a result therefrom, and our safety procedures and intrusion detection systems may not be fully effective in preventing unauthorized access to our internal data and databases, as well as data of customers, suppliers and other parties that we host on our systems. Therefore, such data could be misappropriated and illegally used, monitored, modified, or disseminated. Due to applicable laws, regulations and contractual obligations, we may be held responsible for cybersecurity breaches, attacks or other similar incidents, and we may be subject to additional regulatory scrutiny and exposed to civil litigation, fines, damages and injunctions.

A successful cyber-attack may lead us to incur substantial costs and devote increasing resources to repair damage or restore data, implement substantial organizational changes, new safeguards, system improvements, new cybersecurity due diligence procedures and training to prevent future similar attacks and lost revenues and litigation costs due to misused sensitive information, liabilities for information loss, breaches of confidentiality of private information, and cause substantial reputational damage, loss of customer confidence in the adequacy of our threat mitigation and detection processes and procedures, and impact our competitive position. Cyber-attacks may also cause equipment failures, loss of information, including sensitive information or information stored in our customers' computer systems and mobile phone systems, failure or perceived failure to comply with applicable privacy, security or data protection laws, or our failure to make adequate or timely disclosures to the public, regulators, shareholders or law enforcement agencies following any such event, as well as disruption to our operations or our customers' operations. Even a false claim that we were the victim of a cyber-attack may be detrimental to our reputation, and we may face attempts to blackmail us over allegedly or actually stolen data and through ransomware attacks. Furthermore, it might be difficult to calculate the economic costs caused by potential cyber security incidents and maintain sufficient insurance coverage relating to them at commercially reasonable rates and terms. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, reduce our customer satisfaction and cause us to incur additional costs. Due to the evolving nature of cyber security threats, the scope and impact of any future incident cannot be precisely predicted and the physical and cyber security measures that we take to protect our network may not be successful.

Damage to our network, equipment or data and the need to repair such damage resulting from a physical or cyber-attack may divert our management attention and resources, expose us to liability and damages, negatively impact our operations, reputation and competitive position, and materially and adversely affect our business, prospects, financial condition and operating results.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation is a critical factor in our relationships with customers, employees, the Government, state-owned companies, suppliers and other stakeholders. Incidents involving the quality of our products and services, security, or safety issues, allegations of unethical behavior or misconduct or legal noncompliance, internal control failures, data or privacy breaches, workplace safety incidents, environmental incidents, the use of our communications systems for illegal or objectionable applications, negative media reports, the conduct of our partners or representatives, and other issues or incidents that, whether actual or perceived, may result in adverse publicity and be detrimental to our reputation. In addition, if we fail to respond quickly and effectively to address such incidents, the ensuing negative public reaction could harm our reputation and lead to litigation or subject us to regulatory actions or restrictions. Damage to our reputation could harm customer relations, reduce demand for our services and products, reduce investor confidence in us, and may also damage our ability to compete for customers and highly skilled employees.

We face a number of risks relating to our internet-related services

In addition to cyber security threats, since we provide connections to the internet and host websites for customers and develop internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. For example, in the past, due to an escalation in spam messages generated from email addresses on the Telkom network, Telkom was placed on certain IP blacklists which blocked all email generated from Telkom addresses for almost a week until remedial measures could be put into place. Measures we have in place, such as administrative and technical preventative measures to identify and combat spam, may not always be effective and we could also be placed on certain IP blacklists again in the future. In addition, the content carried over our network or the websites that we host may contain materials or information which may be illegal, defamatory, impermissible or infringe on third party copyrights. We cannot and do not screen all of this content and may face litigation claims due to a perceived association with such content. These types of claims can be costly to defend, divert management resources and attention, and may damage our reputation.

Expected benefits from investment in new networks and technologies may not be realized

We may pursue new growth opportunities in the communications industry in the future, including introducing services and products employing new technologies, such as next generation network technologies, virtualization, software-defined networking, cloud-based technologies, new video and content delivery platforms, digital marketing, home fiber, fixed-mobile convergence, Wi-Fi 6. The implementation of these new technologies depends on a number of factors, including the development of our network and the launch of new and commercially viable products and services involving these technologies. We may have to incur substantial expenditures to develop our network, services and products and to gain access to related or enabling technologies in order to successfully implement these new technologies. These service enhancements and product launches may not occur as scheduled or at the cost expected due to many factors, including delays in determining equipment and wireless handset operating standards, supplier delays, increases in network equipment and handset component costs, regulatory permitting delays for tower sites or enhancements, or labor-related delays. We may not be successful in modifying our network infrastructure in a timely and cost-effective manner to facilitate such implementation, which could materially and adversely affect our quality of service, financial condition and results of operations.

Further, we may face the risk of unforeseen complications in the deployment of new technologies. Any newly adopted technology may not perform as expected, and we may not be able to successfully or on a timely basis develop the new technology to effectively and economically deliver services based on such technology. For example, the deployment of our 5G network requires significant initial capital expenditures for network infrastructure and we are also reliant on the Government for allocation of relevant spectrum through auctions. Deployment of new technology may also adversely affect the performance of the network for existing services. If we cannot acquire the required spectrum for network technologies or deploy the technologies and services that customers desire on a timely basis and at a reasonable price, then our ability to attract and retain customers, and therefore maintain and improve our operating margins, could be materially and adversely affected.

We rely on third parties to supply and maintain our network infrastructure, and they may be difficult to replace

We rely on a limited number of leading international telecommunications equipment manufacturers, including Huawei, ZTE Corporation and Ericsson, for equipment and services required to maintain and expand the infrastructure required for our mobile network and 5G deployment. The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of core and transmission telecommunications equipment, fiber, switching equipment, radio access network solutions, base stations and other services and products on a timely basis. Most of this equipment cannot be sourced locally. Our business could be materially impacted by disruptions to our key suppliers’ businesses or supply chains due to factors such as significant geopolitical events, changes in law or regulation, the introduction of restrictions to curb epidemics or pandemics, as seen in the COVID-19 pandemic, trade tensions and direct or indirect export and re-export restrictions. We may experience difficulty in replacing a number of our suppliers in the event that they fail to supply us with the components and/or equipment we require. Failure to obtain adequate supplies or services in a timely manner or on commercially acceptable terms or at all may result in significant increases to the cost of our supplies or services or in our inability to maintain and to expand our mobile network, any of which may have a material and adverse effect on our business, prospects, financial condition and results of operations.

Further, the ability of certain suppliers such as Huawei to ensure the supply of equipment or services provided to us or any entity in our supply chain may be impaired as a result of sanctions imposed on such manufacturers. For instance, the United States Department of Commerce added Huawei and certain of its affiliates to its "Entity List", which prohibits companies globally from directly or indirectly exporting, re-exporting or transferring items subject to U.S. export control jurisdiction to Huawei without authorization and procuring items from Huawei when the companies know or have reason to know that the items were originally procured by Huawei in violation of U.S. export control regulations. If the supply of items we source from Huawei were disrupted by such restrictions, and if we were unable to source similar equipment from other suppliers in a timely fashion and at commercially acceptable conditions, it could negatively impact our operations and prospects. New sanctions, the concerns of customers and business partners, reputational and other reasons could require us to reevaluate our existing supply chains. Difficulty in receiving equipment or services from existing suppliers could require us to find alternative suppliers, which may lead to an increase in our costs or otherwise affect or delay the development and maintenance of our increasingly advanced network infrastructure and negatively affect our operations and financial position.

Our satellites have limited operational life and they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of a satellite, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services

We operate two satellites: Telkom-3S and Telkom-4 (Merah Putih). These satellites have limited operational lives, and their design lives are expected to end in approximately 2032 and 2033, respectively. We retired our Telkom-2 satellite in May 2021 when it came to the end of its operational life. A number of factors affect the operational lives of satellites, including the quality of their construction, the durability of their systems, sub-systems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, and the manner in which the satellite is monitored and operated. We use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long distance and cellular services.

International Telecommunication Union regulations specify that a designated satellite orbital slot has been allocated for Indonesia, and the Government has the right to determine which party is licensed to use such slot. While we hold a license to use the designated satellite orbital slot, in the event any of our satellites experience technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license.  In the future, we may not be able to maintain use of the designated satellite orbital slot in a manner deemed satisfactory by the Government.

Actual or perceived health risks or other problems relating to radio emissions could lead to litigation or decreased mobile communications usage.

The effects of, and any damage caused by, exposure to an electromagnetic field were and are the subject of careful evaluations by the international scientific community, but as of the date hereof we are not aware of any substantiated link between exposure to electromagnetic signals at the levels transmitted by our BTS and mobile handsets and long term damage to health. We cannot rule out that exposure to electromagnetic fields or other emissions originating from BTS or wireless handsets will not be identified as a health risk in the future.

The actual or perceived health risks of mobile communications devices and generally negative public perception could adversely affect us through a reduction in subscribers, reduced usage per subscriber, increased difficulty in the leasing and acquisition of site locations for BTS and base stations, and exposure to potential liability and associated legal proceedings and costs. For instance, there have been health-related lawsuits filed worldwide against wireless carriers and manufacturers of wireless devices. Furthermore, we may not be able to obtain insurance with respect to such liability on commercially reasonable terms or at all.

These factors could have a material adverse effect on our business, prospects, and financial condition.

Risks Related to our Fixed and Cellular Telecommunications Business

Competition from existing cellular service providers may adversely affect our cellular services business

The Indonesian cellular service business is highly competitive. Competitors are increasingly investing in longer-term growth by prioritizing network quality and coverage, increasing their range of services and improving their customer experience. In recent years, competitors have offered promotions such as bonus data packages to attract customers, which has generally made the pricing environment in Indonesia less profitable. However, in 2022, the cellular industry continued the trend of gradually raising prices after a period of lower prices during the COVID-19 pandemic. This price competition occurred as a result of a pandemic-related decrease in consumers' purchasing power that has now largely receded in line with Indonesia's economic growth. It is difficult to predict whether this trend of increased prices will continue in the future, however, as the industry continually seeks to balance long-term profitability with competitive pricing pressures. This is particularly true as telecommunications companies face increased competition from OTT providers who benefit from the COVID-19 pandemic-related acceleration away from legacy communication services to data services. Further, many markets in major cities have become saturated, leaving cellular companies competing for each other's customers. As a result, cellular competitors began intensively extending their network coverage and product offerings outside Java in 2022, requiring Telkomsel to defend its market share in such areas. We are also facing increased competition by non-market leader competitors who are targeting specific customer segments.

As the first cellular operator to offer 5G in Indonesia, Telkomsel expects 5G competition to increase in the future. Competition will especially include the need to compete and bid for spectrum allocation as it is made available by the relevant regulator as well as the funding of costs of deploying 5G infrastructure. Our 5G strategy increasingly involves IoT (which is mostly enabled by 5G technologies) but customers may not adopt IoT in the manner and numbers we anticipate. Further, if there is insufficient spectrum for us or spectrum is not available at suitable prices, it would negatively impact our 5G deployment strategy and prospects, which could have a material adverse effect on our business, results of operations and financial condition.

Our ability to compete on the basis of price may be limited for certain services. For tariffs that are within the scope of the Job Creation Law 2022, variations in selling prices may be limited because the Government may determine upper and lower price limits based on public interest and fair business competition principles. Upper limits may be determined in areas where only one telecommunications operator operates. Lower limits may be determined based on the Government's assessment of prevailing market conditions (for instance to prevent unfair business competition). MoCI Regulation No.5 of 2021 on Telecommunication Provision ("MoCI Regulation No. 5/2021") also stipulates that implementation of the upper and/or lower limit tariff must be preceded by evaluation by the MoCI, covering, among other things, market review, cost analysis, impact on the public interest, financial performance of the company, and the continuity of such services. Currently, the MoCI is in the process of issuing an implementing regulation on Procedures for Determining The Tariffs of Telecommunication Services which has yet to be passed.

Our cellular services business, operated through our majority-owned subsidiary Telkomsel, competes primarily with Indosat Ooredoo Hutchison, which was formed upon the completion of the merger between PT Indosat Tbk (“Indosat”) and PT Hutchison 3 Indonesia in January 2022, and XL Axiata. However, we are also facing increased competition from smaller operators that provide cellular services in Indonesia, such as PT Smartfren Telecom Tbk ("Smartfren Telecom"), which is part of the Sinar Mas Group.

There has been and we expect there could be further consolidation in our industry in the future. In January 2022, CK Hutchison and Qatar’s Ooredoo completed the merger of their respective telecommunications businesses in Indonesia, PT Hutchison 3 Indonesia and Indosat. The merged company has been named Indosat Ooredoo Hutchison. Additional consolidation among cellular services providers may occur which may be driven by competitive factors as well as efforts to reduce operating costs and obtain wider spectrum allocation. In addition, the Government has tended to encourage consolidation, including through the enactment of the Job Creation Law 2022 which regulates telecommunications clusters, among other things, in an effort to promote healthier competition among fewer industry players with a better cost-efficiency profile and wider spectrum allocations. Furthermore, the consolidated entities resulting from past or future mergers within our industry may adversely affect our competitive position in the market and our business, results of operations, financial condition and prospects.

Consolidation of competitors for cellular services may also allow them to expand the geographic coverage of their integrated network infrastructure. In recent years, both Telkomsel and its competitors have acquired wider spectrum allocations as part of the Government's spectrum refarming initiative, or the repurposing of frequency bands. In 2019, we entered into a refarming arrangement with Indosat, a telecommunications operator in Indonesia, which was approved by the Government. This has allowed Indosat to improve the quality of their cellular services as well as to expand the amount of traffic that they can service through their network, which may allow them to expand their services and increase revenues. Further, in 2021, the Ministry of Communication and Information Technology launched refarming in the 2.3 GHz band to encourage more efficient use of spectrum. Furthermore, the Job Creation Law 2022 allows telecommunications operators to share network infrastructure and capacity on a B2B basis while applicable tariffs will remain determined by the operators and/or will remain based on the tariff formula as set out by the ICT ministry. Details relating to the implementation of such law are still unknown as at the date hereof since the implementing regulations have not been passed yet. See "— Risk Factors — Risks Related to Our Business — Operational Risks — We may in the future be required to share our network infrastructure and capacity with our competitors." Because we are the telecommunications operator with the most extensive network infrastructure in Indonesia, if capacity and network sharing pursuant to such regulation were not implemented on a B2B basis and such regulation were to become effective, it would allow our competitors to take advantage of our existing infrastructure without significant capital expenditure, which would have a significant impact on competition.

Any of these developments may present challenges for Telkomsel in maintaining its market position and could materially and adversely affect our results of operations, financial condition and prospects.

Our data and internet services are facing increasing competition, and we may experience declining margins and/or market share from such services as such competition intensifies

Our data and internet services are facing increasing competition from other data and internet operators, including mobile operators. The number of mobile broadband subscribers has increased with the increasing number of smartphones in Indonesia, which adversely affects our market share and revenues from our fixed line data and internet services. Certain geographical markets have become increasingly saturated, such as in major cities in Indonesia.

In addition, with the increasing number of smartphones in Indonesia, data and internet services have become an intense area of competition in our industry. Certain of our smaller competitors increasingly focus on specific market segments, such as the gamer segment or entertainment segment, and develop flanking marketing strategies that may erode our market share in specific market segments. Competition may further intensify in the future, which may affect our market share as well as the financial performance of our data and internet services and thus materially and adversely affect our results of operations, financial condition and prospects as a whole.

Cellular network congestion and limited spectrum availability could limit our cellular subscriber growth and cause reductions in our cellular service quality

We expect our spectrum needs to continue to increase in the future in line with increased usage of our network, in particular with the increased use of data services as the internet becomes increasingly necessary for achieving productivity gains. As a result, we will need to acquire additional spectrum allocations through Government auctions to accommodate future traffic growth and support our business. The Government occasionally conducts auctions for unused spectrum allocation, such as the auction we won for 5 MHz spectrum in the 2.1 GHz frequency band in November 2022. We seek to secure as much of the available spectrum as we expect to need for our operations but this is a scarce resource and allocations are subject to regulatory factors which may change over time (such as auction rules) and other considerations. As a result, we may not always be in a position to secure spectrum allocations that are consistent with our expectations or strategic objectives. If we are not able to obtain sufficient spectrum, we may be unable to maintain our ideal utilization level, may face network congestion, and may be unable to support the deployment of new technologies, all of which could affect our network performance and damage our reputation with our subscribers.

Moreover, the increase in the number and use of smartphone applications that rely on data services has resulted in the significant amount of data traffic and cellular network congestion. To support such additional demands on our network, we have been and may in the future be required to make significant capital expenditures to improve our network coverage, such as by investing in our BTS and securing additional spectrum. Such additional capital expenditures, together with the possible degradation of our cellular services due to potential network congestion and limited spectrum availability, could materially and adversely affect our competitive position, results of operations, financial condition and prospects.

Continuing growth in and the converging nature of wireless and broadband services will require us to deploy increasing amounts of capital and require ongoing access to spectrum in order to provide attractive services to customers

Telecommunication services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, the demand for faster and seamless usage of video and data across mobile and fixed devices. We continually invest in our networks in order to improve our wireless and broadband services to meet this increasing demand and remain competitive. Improvements in these services depend on many factors, including continued access to and deployment of adequate spectrum and the capital needed to expand our network to support tour ability to offer these services. We must maintain and expand our network capacity and coverage for transport of video, data and voice between cell and fixed landline sites. To this end, we have participated in spectrum auctions, at increasing financial cost, and continue to deploy technology advancements in order to further improve our network. Further, we must pay an annual right of usage fee for the license when we win additional spectrum, such as the additional 30 MHz spectrum in the 2.3 GHz frequency band that we won at an auction in October 2017, the additional 20 MHz spectrum in the 2.3 GHz frequency band that we won in May 2021 and the additional 5 MHz spectrum in the 2.1 GHz frequency band that we won in November 2022. In 2023, we expect the Government to auction 112 MHz in the 700 MHz frequency band to be used for mobile data as a result of freeing up that spectrum from the switch from analog to digital television broadcasting (the analog switch-off). If we are unable to win new spectrum allocations or if no such allocations are made available in a timely fashion, our growth strategy will be negatively impacted, which could have a material adverse impact on our competitive position, the quality of our services, results of operations, financial condition and prospects.

Our continued investments in the construction of our infrastructure network may not adequately address the issues resulting from the substantial increases in data traffic or otherwise achieve the desired economic returns

We regularly review our network capability, advantage, and capacity availability and continue to make substantial investments in the construction of our infrastructure network, including our 4G/LTE and 5G infrastructure, to carry increasing data traffic.

The COVID-19 pandemic had an impact on consumption habits with more people working and studying from home, which positively impacted data traffic and shifted traffic from business districts to residential areas. We expect a continued and substantial increase in data traffic not only as a result of changes in consumption habits and consumers' behavior but also as a result of our efforts to make our data services affordable at a time where purchasing power and disposable income have been negatively affected. We launched our 4G/LTE services in 2014, and since then the substantial increase in data traffic resulting from the growth of our wireless data traffic business, our 4G/LTE business and the proliferation of smartphones had significantly strained the existing capacity of our telecommunications network infrastructure. As a result, based on our anticipation of further significant growth in data traffic, we have made and will continue to make substantial investments in the construction of our infrastructure network, including our 4G/LTE infrastructure as well as 5G infrastructure, to carry the increasing data traffic. However, our ability to improve or expand our infrastructure network is subject to various factors, a number of which are not within our control, such as regulations and changes in regulations, changes to the competitive environment or technological developments that could materially and adversely affect our ability to improve or expand our infrastructure network as expected or desired and achieve anticipated returns on our investments.

We are subject to the control of the Government and its interests may not necessarily align with the interest of our other shareholders or our own interests

The Government, through the MSOE, owns 52.09% of our issued share capital. Consequently, the Government effectively controls the outcome of matters requiring the vote of our shareholders, including the composition of our boards of Directors and Commissioners, and determining the timing and amount of dividend payments. The Government has historically influenced, and is likely to continue to influence, our strategy and operations. In addition, the Government owns a Dwiwarna Share in our Company which gives the Government, represented by the MSOE, certain rights such as the right to veto with regards to the nomination, appointment and removal of our Directors and Commissioners, the issuance of new shares and any amendments to our Articles of Association. The rights of the Government attached to this Dwiwarna Share limit the ability of public shareholders to influence certain matters relating to our Company. Under our Articles of Association, the Government cannot transfer the Dwiwarna Share. The Government's rights with respect to the Dwiwarna Share will not terminate unless our Articles of Association are amended, which would require the approval of the Government as holder of the Dwiwarna Share. See "Item 7. Major Shareholders and Related Party Transactions — Relationship with the Government and Government Agencies — The Government as Shareholder."

The Government may not always exercise its control and influence to our benefit and its interests may not necessarily be aligned with those of our other shareholders. For example, the Government may request us to enter into transactions which are not in our best interests. In addition, we may never become independent of our Government shareholder or even if we do become independent, we may not be able to exercise such independence effectively in making decisions concerning our business and prospects, including decisions concerning compensation from the Government when we act in the public interest. If we agree to act in the public interest and are not adequately compensated by the Government, our business, prospects, financial condition, liquidity and results of operations may be materially and adversely affected, which would limit our ability to compete effectively and expand our business.

Financial Risks

We are exposed to interest rate risk in relation to our bank borrowings

Our debt includes bank borrowings used to finance our operations. In order to reduce our exposure to interest rate fluctuations, we aim to balance the share of our fixed-rate loans and floating-rate loans in our bank borrowings. We try to achieve this by seeking opportunities to increase the share of fixed-rate loans in our overall loan portfolio based on prevailing interest rates available in the market at any given time while taking into account expectations of the market and ourselves as to future floating and fixed interest rates. As of December 31, 2022, approximately 56.1% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans. Any future increases in interest rates would likely cause our financial expenses to increase as we enter into new loan agreements, including fixed-rate loans and credit facilities.

Changes in the macroeconomic environment worldwide due to the military conflict in Ukraine, ongoing trade disputes between the United States and China, the COVID-19 pandemic, and resulting supply chain disruptions also had an impact on Southeast Asia and Indonesia. In an effort to support the Indonesian Rupiah and the Indonesian economy, Bank Indonesia has changed interest rates multiple times in recent years, particularly by decreasing its benchmark interest in 2020 to 3.75% and, in February 2021, the Bank Indonesia benchmark seven-day (reverse) repo rate was lowered to a record low of 3.50% per annum. Starting in 2022, the rate increased and is currently set at 5.75% per annum as at February

16, 2023. Higher inflation has caused central banks in several advanced and developing economies to increase interest rates in order to curb inflationary pressures. Further interest rate increases would increase financial costs associated with our floating rate loans, which could negatively impact our financial performance.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2020, 2021 and 2022, our consolidated capital expenditures totaled Rp29,279 billion, Rp30,329 billion and Rp34,146 billion (US$2,194 million), respectively. Our capital expenditures in 2022 remained at historically elevated levels similar to our capital expenditures in 2021. As in 2021, this reflected the impact of practical and operational difficulties relating to the deployment of such expenditures in the context of the COVID-19 pandemic and containment measures implemented in Indonesia, as well as weaker growth in demand from IndiHome subscribers since the number of IndiHome subscribers increased by 611,000 in 2022 compared with an increase of 585,000 in 2021. Our ability to fund capital expenditures in the future may depend on our future operating performance and our ability to select projects that result in the optimal allocation of such capital expenditures, all of which is subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. Securing new loan facilities and additional financing may prove more difficult than in the past, and new debt funding may not be available to us in the future on commercially acceptable terms, or at all, particularly if interest rates keep rising in the near future or market sentiment is negative due to challenging macroeconomic conditions. In addition, we can only incur additional financing in compliance with the terms of our debt agreements. Accordingly, in the future we may not have sufficient capital resources to improve or expand our telecommunications infrastructure technology or update our other technologies to the extent necessary to remain competitive in the Indonesian telecommunications market. Our failure to do so could have a material adverse effect on our business, financial condition, results of operations and prospects.

Deterioration of the financial condition of our customers could adversely affect our operating results

Deterioration of the financial condition of our enterprise customers and/or of our subscribers could adversely impact our collection of accounts receivable and may also result in fewer purchases or delays in purchases of our products and services. The COVID-19 pandemic has impacted the financial performance of many businesses that are our customers, in part due to a significant slowdown in commercial activities and reduced demand for products and services in many markets. Challenging macroeconomic conditions and financial market volatility due to several factors such as increased interest rates, global inflationary trends, geopolitical tensions, the military conflict in Ukraine and ongoing trade disputes between China and the United States, could negatively impact the Indonesian economy and our customers, including reducing the purchasing power of our subscribers. For the years ended December 31, 2021 and 2022, our accounts receivable were approximately Rp8,705 billion and Rp8,895 billion, respectively. We regularly review the collectability and creditworthiness of our customers to determine an appropriate allowance for credit losses. Based on our review of our customers, we currently have only immaterial reserves for uncollectible accounts. If our uncollectible accounts, however, were to exceed our current or future allowance for credit losses, our operating results would be negatively impacted. Further, recent global inflationary trends and financial market volatility have resulted in funding constraints that may affect the timing and scale of new purchases of our products and services by some of our existing or prospective enterprise customers. The effects of recent macroeconomic uncertainties on our customers have also resulted in delays to contract negotiations or customer orders, and may result in further delays. These factors could materially adversely affect our financial condition and operating results.

Legal and Compliance Risks

If we are found liable for anti-competitive practices, we may be subjected to substantial liability which could have an adverse effect on our reputation, business, financial condition, results of operations and prospects

We are subject to laws and regulations relating to anti-competitive practices and anti-monopoly. Law No. 5 of 1999 on Prohibition of Monopolistic Practice and Unfair Business Competition as amended by the Job Creation Law 2022  (the "Business Competition Law") prohibits agreements and activities that amount to unfair business competition and an abuse of a dominant market position. Pursuant to the Business Competition Law, the KPPU was established as Indonesia's antitrust regulator with the authority to enforce the provisions of the Business Competition Law.

In 2016, our Company, Telkomsel, and five other local operators were found to have violated the Business Competition Law for price-fixing practices related to SMS services. We and Telkomsel paid penalties to the treasury fund in the amount of Rp18 billion and Rp25 billion, respectively.

In 2017, we faced the allegation that we had violated the Business Competition Law by selling our bundling program which is marketed under the retail brand "IndiHome." This product allows customers to choose one or more of our services, which consist primarily of broadband internet, fixed wireline phone and interactive TV services, at a competitive price. Although the KPPU held that we did not violate the provisions in the Business Competition Law, the case highlights the risk that our business strategy could be challenged by our customers or regulators. We have from time to time received summons from the KPPU regarding alleged violations of the Business Competition Law, and even if none of them has resulted in rulings adverse to ourselves as of the date hereof, such proceedings and other proceedings could divert our management's attention.

In the future, existing or new regulators could find our business practices to have an anti-competitive effect, or could determine that we have violated relevant laws and regulations relating to anti-competition and anti-monopoly. If we are found to have violated any laws and regulations relating to anti-competition and anti-monopoly, we may be subjected to substantial liability such as payments of fines, the amount of which will be subject to the discretion of the courts, which could have a material adverse effect on our reputation, business, financial condition, results of operations, and prospects.

Regulatory Risks

Changes to our legal and regulatory environment may result in increased competition, reduced margins and operating revenue, and an asymmetric reduction in costs incurred by our competitors.

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

We derive substantial revenue from interconnection services because we have the largest network in Indonesia and our competitors must pay tariffs to connect to our network. Regulated SMS interconnection rates have been decreasing in recent years and may decrease further in the future.

The Government has stipulated in MoCI Regulation No. 5/2021 that all interconnection services must be migrated from Time Division Multiplexing (TDM)-based to IP-based platforms by December 31, 2024. In order to comply with this regulation, we will need to significantly change our existing infrastructure (which our competitors rely on in carrying out conventional interconnection services and pay tariffs to us) with the new technologies. Consequently, our revenue from interconnection services may decrease, and we will need to expend capital resources to change our infrastructure. The regulation also provides that during the transition period, the interconnection costs charged by us must remain the same as those agreed in the existing Interconnection Offering Document (Dokumen Penawaran Interkoneksi) and Interconnection Agreement.

In the future, the Government may announce or implement other regulatory changes that may adversely affect our business or our existing licenses. We may not be able to compete successfully with other domestic or foreign telecommunications operators, regulatory changes could disproportionately reduce our competitors' costs or disproportionately reduce our revenues, and regulatory changes, amendments or interpretations of current or future laws and regulations could have a material adverse effect on our business and operating results.

In addition to Indonesian laws and regulations, due to the nature of our business and the services we provide, we may be subject to the laws and regulations of other jurisdictions where we operate or have customers. In particular, regulators in various jurisdictions are increasingly scrutinizing how companies collect, process, use and analyze, store, share and transmit personal data. This increased scrutiny may result in new interpretations of existing laws, thereby further impacting our business. Recent regulations, such as the General Data Protection Regulation ("GDPR"), which went into effect in the EU on May 25, 2018, apply to the collection, use, retention, security, processing, and transfer of personally identifiable information of residents of certain countries, such as EU member states in the case of the GDPR. The GDPR created a range of new compliance obligations, and imposes significant fines and sanctions for violations. In Indonesia, after six years of deliberation, the Personal Data Protection law was issued on October 17, 2022, as Law No. 27 of 2022 on the Personal Data Protection (the “PDP Law”). The PDP Law is Indonesia’s first comprehensive set of rules relating to personal data protection, covering both electronic and non-electronic personal data. The PDP Law aligns Indonesian law more closely with international data privacy standards such as the GDPR. It introduces new concepts and removes certain restrictive provisions under the data protection laws that were previously in place, including the requirement for both prior and post notification to the regulator on cross-border personal data transfers. It also allows for cross-border transfers of personal data to occur in certain situations without consent from the personal data subject and provides exemptions from data protections in certain contexts.

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

In addition, licenses obtained by us under applicable Indonesian laws and regulations may be subject to conditions, compliance with which may be expensive, difficult or impossible. It is possible that governmental authorities could take enforcement actions against us for our failure to comply with such regulations, including the aforementioned conditions. These enforcement actions could result, among other things, in the imposition of fines or the revocation of our licenses. Compliance with such regulations could require us to make substantial capital expenditures and consequently divert funds from our planned construction projects. We could also experience delays in our business schedules as a result of such compliance efforts. Each of the above could materially and adversely affect our business, prospects, financial condition and results of operations.

Applicable regulations on tariffs and their implementation as supervised by the MoCI may affect our revenues and earnings

MoCI Regulation No. 5/2021 governs tariffs for the provision of access to both telecommunication networks and telecommunication services. Tariffs on provisions of telecommunication networks consist of leased network and interconnection fees, whereas the tariffs on provisions of telecommunication services consist of tariffs for basic telephony, value added telephony and multimedia services, including internet services for retail customers. MoCI Regulation No. 5/2021 sets out formulas that telecommunications operators like us must refer to in determining the tariff for our services.

Under MoCI Regulation No. 5/2021, the Directorate General on Post and Informatics ("DGPI") of the MoCI supervises the implementation of tariffs. Based on its supervision, the MoCI may take further action as it sees fit if it deems any of our actions to be potentially disruptive to fair competition in the telecommunications market. Accordingly, our promotional tariffs will need to be carefully planned and calculated to avoid any possible "predatory pricing" or anticompetition claim. If we violate the tariff rules, we may be subject to administrative sanctions under MoCI Regulation

No. 5/2021. This regulation also allows the public to participate in the supervision process by providing them the right to submit complaints and take other actions regarding tariffs that they may view as being unfairly charged by us. The MoCI, in its regulatory role of ensuring fair competition in the telecommunication industry and protecting public interest may effectively be able to set ceilings and floors on tariffs that we charge.

Regulations for the configuration of BTS towers may delay the installation of new BTS towers or changes in the placement of existing towers, and may erode our leadership position by requiring us to share our towers with our competitors

In accordance with Government regulation, the construction of BTS towers requires permits from the local government. Obtaining these permits may be cumbersome and take an inordinate amount of time and may adversely affect the allocation, development and expansion of our BTS towers. We may also be prohibited from setting up new BTS towers in certain areas, thereby restricting our expansion. Our existing BTS towers may also be adversely affected if local governments require any changes to their placement.

In addition, Government regulation requires us to allow other telecommunications operators to lease space on our telecommunications towers in a manner that provides equal opportunity to and without any discrimination among such other telecommunications operators. Practically, this allows our competitors to expand their networks by leasing space on and utilizing our telecommunications towers without having to expend capital expenditures to build their own telecommunications towers. As a result, our competitors may be able to expand their network quickly and grow their business quickly, particularly in urban areas where new space for additional towers may be difficult to obtain. In addition, our subsidiary PT Dayamitra Telekomunikasi ("Mitratel") is therefore subject to network sharing requirements in relation to the deployment of 5G technology. Depending on how such requirements are implemented, or whether more than one operator obtains a 5G license, this may reduce the availability of sites for building new BTS towers in some areas. In addition, any requirement that existing BTS towers be retrofitted to allow more than one operator to use them could create additional costs.

In order to operate our telecommunications towers, Indonesian regulations allow local governments to impose three types of fees: property tax (Pajak Bumi dan Bangunan/PBB), fees charged in connection with building approval (Persetujuan Mendirikan Bangunan Gedung) and telecommunication tower control fees. These fees are determined on a cost basis subject to a formula provided by the MoF and the location of the telecommunications towers. While local governments that have imposed such fees have not charged material amounts as at the date hereof, such fees could become material in the future. In addition, there could be material difference in the amount of fees that we would be liable to pay to the relevant local governments. If these risks were to materialize, it could have a material adverse effect on our operating results.

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

We are subject to numerous non-tax state revenue payments and USO Contribution and any disagreement with the relevant authorities relating to such payments and/or failure to make such payments could subject us to the revocations of certain of our licenses, with limited recourse

We are subject to multiple rules and regulations authorizing the Government to collect non-tax state revenue from us. The Government collects non-tax revenue from, among other things, tests for telecommunications devices, telecommunications operations and use of radio frequency spectrum. As a result, every licensed telecommunications operator must pay the Telecommunication BHP and USO Contribution. Telecommunications operators that use a communications satellite must also pay a satellite orbit fee.

According to Law No. 36 of 1999 on Telecommunications (the "Telecommunications Law"), a telecommunications operator that fails to make the non-tax state revenue payment and participate in USO Contribution may be subject to administrative sanctions; the most adverse sanction is revocation of an operator's telecommunication-related licenses issued by the MoCI (though this should be preceded by written warnings). While we have not previously failed to make the requisite payments or disagreed with the computation of such payments, any failure by us to comply with these obligations may cause our licenses to be revoked. In addition, to our knowledge, procedures for challenging the assessment of any such obligations or for challenging sanctions that are assessed against operators with the relevant authorities have not been tested. Any revocation of such licenses could have a material adverse effect on our financial condition, results of operations and liquidity.

The interpretation and application of Law No. 27 of 2022 on Personal Data Protection may adversely affect our business, financial condition, results of operations and prospects

Law No. 11 of 2008 on Electronic Information and Transactions Law as amended by Law No. 19 of 2016 ("EIT Law") sets forth general principles to be further implemented through a series of Government regulations, presidential decrees and ministerial decrees, some of which have not yet been promulgated. In general, the provisions of the law are broad, and few sources of interpretive guidance are available. A number of implementing regulations to the EIT Law have been enacted, among them Government Regulation No. 71 of 2019 on Implementation of Electronic System and Transaction, and MoCI Regulation No. 5 of 2020 on Private Electronic System Operators ("GR No. 71/2019"). These regulations remain applicable so long as they do not contradict the PDP Law. Further, following the enactment of the Job Creation Law 2022, Government Regulation No. 46 of 2021 on Post, Telecommunication and Broadcasting ("GR No.46/2021") was passed which made recent changes to certain regulatory provisions that apply to the telecommunications sector.

The Indonesian government enacted the PDP Law on October 17, 2022. The PDP Law is Indonesia’s first comprehensive set of rules relating to personal data protection, covering both electronic and non-electronic personal data, and is to be further implemented through future implementing regulations. Among other things, the PDP Law removes certain restrictive provisions, such as requirements for notifying regulators both before and after cross-border transfers of personal data. In addition, the PDP Law provides for the establishment of a new governmental body (lembaga) to carry out personal data protection, though the name and details of such governmental body remain unclear. The PDP Law also provides a two-year transitional period from the enactment of the PDP Law for personal data controllers, personal data processors and other parties related to the processing of personal data to comply with the PDP Law. At this stage, only limited sources of interpretive guidance are available, and subsequent implementing regulations remain to be issued.

GR No. 71/2019 has implemented a number of significant changes, including requiring us to register our electronic systems with the MoCI and take down prohibited content within 24 hours or, upon receipt of a take-down notice from the MoCI, within four hours.

In light of the above, the full impact of the PDP Law, the related implementing regulations and any change in Indonesian data protection regulations on our financial and operational status cannot be determined at this time. We may not be able to comply with the PDP Law, and compliance may require us to make substantial capital expenditure or delays in our business schedules.

Our electronic money business is highly regulated

We are subject to multiple rules and regulations in respect of our electronic money (E-Money) business. The specific regulation of E-Money is mainly governed by Bank Indonesia ("BI"). In 2021, BI introduced new rules allowing parties with payment system business activities to obtain one license for multiple types of payment services, compared to the previous rules requiring parties to obtain one license for each type of payment service they provided (e.g., separate licenses for each E-Money, payment gateway, and e-wallet business).

Any party that wishes to carry out e-money activities in Indonesia must first obtain a payment services provider (Penyedia Jasa Pembayaran – “PJP”) license granted by BI which may, depending on its category, cover specific payment system business activities such as E-Money. Our subsidiary Telkomsel has obtained an E-Money license from BI which also covers remittance services held by Finarya, an associate of Telkomsel. However, BI has the authority to take further actions as it sees fit, such as revoking a license, shortening the license period or limiting the license holder's activity. If BI imposes any such actions on Telkomsel, our ability to conduct our ordinary course E-Money business would be limited, which may adversely affect our business, financial condition and results of operations. See "Item 4. Information on the Company — Licensing — Payment Method Using E-Money " for more details on BI requirements for licensing.

BI regulations governing payment system providers in Indonesia impose multiple requirements on BI license holders, including certain restrictions on shareholding and corporate governance as well as risk management and information system capability requirements. If we, through Telkomsel, fail to comply with any of these obligations, we will be subject to administrative sanctions. Any sanction imposed on Telkomsel could materially and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Development of New Businesses and Acquisitions

We may not succeed in our efforts to develop new businesses

We believe that efforts to develop new businesses other than telecommunications, such as in the areas of digital life, smart platform and enterprise ICT, as well as international expansion, are necessary to ensure continuing business growth.  Risks related to new business development include competition from established players, suitability of our business model, competition from disruptive new technologies or business models, the need to acquire new expertise in new areas of operation, the inability to successfully organize and streamline our subsidiaries to create value from our multiple businesses, the inability to successfully organize and streamline our subsidiaries to create value from our multiple businesses, and risks related to online media which include intellectual property, consumer protection and confidentiality of customer data. Further, we have to focus on securing new enterprise customers. If we are unable to secure new contracts, or we are unable to renew our existing contracts with similar contract value, size or margins to existing ones, this may adversely affect our business, results of operations and financial condition.

Focusing on international expansion is one of our strategic business initiatives. In particular, we have expanded into a number of jurisdictions in telecommunications or data related areas, namely Singapore, Hong Kong, Timor-Leste, Australia, Myanmar, Malaysia, Taiwan, the United States and New Zealand. Expanding our operations internationally exposes us to a number of risks associated with operating in new jurisdictions. For example, our international operations could be adversely affected by political or social instability and unrest, regulatory changes (such as an increase in taxes applicable to our operations), macroeconomic instability, limitations on or controls on the foreign exchange trade, competition from local operators, difference in consumer preference and a lack of expertise in the local markets in which we will operate. Any of these factors could limit our expected returns from our expansion and materially and adversely affect our business, results of operations and financial condition.

Due to intense competition for highly skilled personnel, we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, prospects, financial condition and results of operations

With our strategic focus on expanding our digital platform and services, achieving better fixed-mobile convergence, accompanying and fostering the digitalization of Indonesian businesses and governmental agencies, the implementation of the National Digital Platform, developing our offering of B2B services (such as for cybersecurity and cloud and data center services), and big data and IoT services and products, we face significant competition for suitably skilled personnel, such as software engineers, electrical engineers working in digital signal processing, developers and digital talents in general. The Indonesian high-tech and digital industry has experienced significant economic growth, including through the initial public offerings of regional technology companies. This accelerated economic growth of Indonesian and regional technology companies has led to a surplus of job opportunities and intense competition between Indonesia-based employers to attract locally qualified employees. As a result, we may not succeed in recruiting additional experienced or professional personnel, retaining current personnel or effectively replacing current personnel who may depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. There can be no assurance that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on the implementation of our business strategies, our business, prospects, financial condition and results of operations.

If we are unable to manage our growth effectively, our business and financial results may be adversely affected

To continue to grow sustainably, we must continue to expand our operational, research, sales and marketing efforts, accounting and financial systems, procedures, controls and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected. If we fail to adequately manage our growth effectively, improve our operational, financial and management information systems, or effectively train, motivate and manage our new and future employees, it could adversely affect our business, financial condition and results of operations.

Our acquisition activities expose us to various risks

We have in the past pursued, and may continue to pursue, acquisitions of complementary assets and businesses. In 2020, Mitratel entered into a conditional sale and purchase agreement for the acquisition of 6,050 telecommunications towers from our majority-owned subsidiary PT Telekomunikasi Selular ("Telkomsel"), 1,911 of which were transferred to Mitratel in October 2020 with the remaining balance similarly transferred in February 2021. In 2021, Mitratel acquired 4,000 telecommunications towers from Telkomsel and in 2022, Mitratel acquired an additional 6,000 telecommunications towers from Telkomsel. In February 2023, Mitratel further acquired 997 telecommunication towers from Indosat. The success of these acquisitions will depend, in part, on our ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses with our existing businesses. Based on the size and complexity of certain businesses, integrating them into our existing business could require substantial time, expense and effort from our management. The process of integrating an acquired business may also involve unforeseen costs and delays or other operational, technical and financial difficulties that may require a disproportionate amount of management attention as well as financial and other resources. If our management's attention is diverted or there are any difficulties associated with integrating these businesses, our results of operations could be adversely affected.

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

Risks Related to our Corporate Structure

We are dependent on our subsidiary, Telkomsel, a cellular telecommunication services and cellular telecommunication networks company

We derived 61.5%, 61.0% and 58.0% of our revenue in 2020, 2021 and 2022, respectively, from our mobile business through our 65.0% majority-owned subsidiary, Telkomsel. The remaining 35.0% interest in Telkomsel is held by Singapore Telecom Mobile Pte. Ltd. ("Singtel"). A telecommunication company based in Singapore, Singtel may seek to influence the management, operation and performance of Telkomsel. In the event that there are differences between us and Singtel regarding the business, strategy and operations of Telkomsel, these issues may take time to resolve, or may not result in a positive outcome for our Group. These factors could materially and adversely affect our business, financial condition and operating results.

Our effort to streamline our corporate structure may not create expected synergies and efficiency in a timely fashion or at all

To foster efficiency and increase synergies, we constantly assess opportunities to streamline our corporate structure, for instance by eliminating duplication of business management processes and internal administrative processes, and also by simplifying our corporate ownership structure. This exercise allows us to rationalize administrative costs and consolidate assets and activities used in the same businesses to more efficiently use our resources and unlock their value. As we focus on the development of our digital offerings, including smart platforms and digital services, we have started regrouping our teams, resources and assets under one corporate entity. We also aim to empower our regional entities to foster our ability to better adapt our offering to local markets and react in a more timely fashion to changes in such markets, for instance due to local competitors or the expansion of the offerings or networks of national or regional competitors in such markets. These projects, however, have been delayed and we may experience further delays. In addition, during a transition period, we may incur costs inherent to the implementation of such projects without such projects producing their expected effects on our businesses, competitiveness, costs and synergies, which could have a negative effect on our financial condition and results of operations.

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

As of December 31, 2022, the Government through PT Perusahaan Pengelola Aset (Persero), held a 9.63% equity interest in Indosat Ooredoo Hutchison, which competes with us in cellular services, data center services, IT solutions, system integration services, and fixed IDD telecommunication services. The Government's equity interest in Indosat Ooredoo Hutchison also includes a Dwiwarna Share which has special voting rights and veto rights over certain strategic matters under Indosat Ooredoo Hutchison's articles of association, including decisions on dissolution, liquidation and bankruptcy, and also permits the Government to nominate one director to its board of directors and one commissioner to its board of commissioners. As a result, there may be instances where the Government's interests will conflict with ours. The Government may direct opportunities to Indosat Ooredoo Hutchison or favor Indosat Ooredoo Hutchison or any other telecommunications operator when exercising regulatory powers over the Indonesian telecommunications industry. If the Government were to give priority to the business of Indosat Ooredoo Hutchison or any other telecommunications operator over ours, or to expand its equity interest in Indosat Ooredoo Hutchison or acquire an equity interest in any other telecommunications operator, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

Our Articles of Association contain certain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs

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

Risks Related to Indonesia

Political and Social Risks

Current political and social events in Indonesia may adversely affect our business

Indonesia has, from time to time, experienced political instability, as well as general social and civil unrest. Indonesia also has many political parties, and winning a clear electoral majority has proven challenging for any political party to date. These events have resulted in political instability, as well as general social and civil unrest on certain occasions in recent years. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other Indonesian cities both for and against former presidents Abdurrahman Wahid, Megawati Soekarnoputri and Susilo Bambang Yudhoyono and current President Joko Widodo as well as in response to specific issues, including fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy, and the American-led military campaigns in Afghanistan and Iraq. Although these demonstrations have generally been peaceful, some have turned violent. In 2016 and 2017, significant demonstrations took place in central Jakarta against the governor of Jakarta. More recently, after Joko Widodo won the presidential election in 2019, allegations of electoral fraud led to a rally against Joko Widodo in Central Jakarta that ended with a riot on May 22, 2019. The opposing party also filed a lawsuit alleging fraud to the Constitutional Court of Indonesia to challenge the election result, though the Constitutional Court rejected the lawsuit on July 27, 2019. This situation or future sources of discontent may lead to further political and social instability.

Separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in parts of Indonesia, such as Aceh in the past and Papua more recently. There have been clashes between supporters of those separatist movements and the Indonesian military, including continued activity in Papua by separatist rebels that has led to violent incidents. There have also been inter-ethnic conflicts, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

In August 2019, after the arrest of Papuan students for allegedly vandalizing the Indonesian flag, riots broke out in Papua. The riots caused a Telkom customer service building to be damaged in 2019, but this did not result in significant issues, service interruption or damages. Should similar unrest occur in the vicinity of our operations in the future, our business and operations may be adversely affected.

Occasional efforts to reduce labor protections have prompted public protests. Passage of the Job Creation Law 2020 led to numerous protests across Indonesia in 2020 and 2021. This law amended more than 70 existing laws with the stated purposes of easing administrative requirements and increasing investments for creating new jobs, but opponents claimed that the Job Creation Law 2020 would generally undermine existing labor laws and weaken environmental protections. In response to legal challenges, the Constitutional Court of Indonesia declared the law to be "conditionally unconstitutional" in 2021, allowing the law to remain valid but requiring the Government and the house of representative to redraft the law within two years. There has been contention (and to a certain extent, political instability) in interpreting this verdict, and labor unrest may continue as subsequent regulations are issued. On December 30, 2022, the Government enacted Job Creation Law 2022 to revoke and replace the Job Creation Law 2020, though all implementing regulations of the Job Creation Law 2020 will remain enforceable unless directly replaced by the Job Creation Law 2022.

The Indonesian parliament passed a new criminal code ("New Criminal Code") on December 6, 2022, that replaces the century-old criminal code introduced by the Dutch during the colonial era. The New Criminal Code will come into force after a three-year transition period. The New Criminal Code also requires the Government to promulgate a number of implementing regulations no later than two years after its enactment.

The New Criminal Code is a complete overhaul of the old criminal code. One of the significant features of the New Criminal Code is that all criminal offences stipulated under the New Criminal Code can now be attributed to a corporation, unless provided otherwise. In addition, similar to the Job Creation Law 2022, the New Criminal Code takes precedence over and amends sanctions provided under various laws, including anti-money laundering and anti-corruption laws.

On December 8, 2022, the United Nations (“UN”) issued a statement on the New Criminal Code, expressing its concern that certain provisions appear to be incompatible with fundamental freedoms and human rights, including equal protection of the law without discrimination and the right to equality before the law, privacy, freedom of religion, belief, freedom of opinion and expression. The UN and other organizations, including Amnesty International, have stated their concerns that several articles in the New Criminal Code contravene Indonesia’s international legal obligations. It is unclear whether the New Criminal Code may result in political, social and civil disturbances, in particular during the transition period and any such disturbances may, directly or indirectly, materially and adversely affect our business, financial condition, results of operations and prospects.

Labor unrest and activism in Indonesia could disrupt our operations or those of our customers and could affect the financial condition of Indonesian companies in general, depressing the prices of Indonesian securities on the IDX and the value of the Rupiah relative to other currencies. Such events could materially and adversely affect our business, prospects, financial condition and results of operations. Social and civil disturbances may occur in the future and on a wider scale, and any such disturbances may, directly or indirectly, materially and adversely affect our business, financial condition, results of operations and prospects.

Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities

There have been a number of terrorist incidents in Indonesia in the past two decades, including the May 2005 bombing in Central Sulawesi, the Bali bombings in October 2002 and October 2005 and the bombings at the JW Marriot and Ritz Carlton hotels in Jakarta in July 2009, which resulted in deaths and injuries. On January 14, 2016, several coordinated bombings and gun shootings occurred in Jalan Thamrin, a main thoroughfare in Jakarta, resulting in a number of deaths and injuries. On May 24, 2017, a bombing at a bus station in Jakarta resulted in multiple deaths and injuries. In May 2018, three churches were bombed in Surabaya, killing at least 28 people and injuring at least 50 others. On October 10, 2019, Wiranto, Indonesia's Coordinating Minister for Political, Legal and Security Affairs at that time was stabbed several times by a member of Jamaah Ansharut Daulah, an extremist group, during his visit in Java. More recently, a bombing at a Catholic church in Makassar on March 28, 2021 injured more than 20 people and a bombing in Bandung, West Java on December 7, 2022, killed one person and injured seven people.

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

We may be affected by uncertainty in the delineation of the respective prerogatives and responsibilities of, and the balance of power between, local governments and the central government in Indonesia

Since 1999, various laws and regulations regarding fiscal decentralization, devolution of power to local governments and regional autonomy, among other things, were implemented, amended, revoked or replaced. As at the date hereof, there is uncertainty in respect of the respective prerogatives, responsibilities and the balance of power between the local and central governments regarding several subject matters. Those include procedures for renewing licenses and approvals, and monitoring compliance with environmental regulations. In addition, local authorities have from time to time sought to levy additional taxes or obtain new contributions. Such uncertainty may not dissipate and our business, financial condition, results of operations and prospects may be adversely affected by dual compliance obligations and further uncertainty as to the legality of new taxes by certain authorities or the ability of such authorities to promulgate other regulations affecting our business.

Macroeconomic Risks

Negative changes in global, regional or Indonesian economic activity could materially and adversely affect our business

Changes in the Indonesian, regional and global economies can affect our performance. Two significant events in the past that impacted Indonesia's economy were the Asian economic crisis of 1997 and the global economic crisis which started in 2008. The 1997 crisis was characterized in Indonesia by, among other things, currency depreciation, a significant decline in real gross domestic product, high interest rates, social unrest and extraordinary political developments. Indonesia entered a recessionary phase with relatively low levels of growth between 1999 and 2002. The rate of growth has stabilized at relatively higher levels in subsequent years, though there has been a moderate slowdown in growth from 2012 to 2016 with slight development over the following years, except in 2020, principally due to the negative impact of the COVID-

19 pandemic and containment measures implemented in response to the pandemic. Indonesia’s economy started to recover moderately in 2021. All sectors experienced growth, primarily driven by government spending, production sectors, higher domestic consumption and strong export/import demand, according to the Indonesian Central Bureau of Statistics and Bank of Indonesia. The Indonesian Government raised its budget for the National Economic Recovery program in order to strengthen the economy and aid in economic development. However, the current Indonesian economic situation may deteriorate, which could have an adverse effect on our business, financial condition, results of operations and prospects.

While the global economic crisis that arose from the subprime mortgage crisis in the United States did not affect Indonesia's economy as severely as in 1997, it still put Indonesia's economy under pressure. Global financial markets have also experienced volatility as a result of expectations relating to monetary and interest rate policies of the United States, Brexit, heightened tensions in international economic relations such as trade disputes between the United States and China, concerns over China's economic health, the impact of the COVID-19 pandemic and related restrictions on the global economy, economic protectionism, and most recently, the military conflict in Ukraine and related geopolitical tensions with Russia. The economic and social impact of the COVID-19 pandemic, further escalation of trade and geopolitical tensions, and persistently high inflation are among the possible triggers that could result in a major deterioration in financial market sentiment. Trade tensions between the U.S. and major trading partners, most notably China, have escalated in recent years following the introduction of a series of tariff measures in both countries. Although China is the primary target of U.S. trade measures, value chain linkages mean that other emerging markets, primarily in Asia, may also be impacted. China's policy response to these trade measures also presents a degree of uncertainty. There is some evidence of China's monetary policy easing and the potential for greater fiscal spending, which could result in imbalances in the Chinese economy. This could undermine efforts to address already high debt levels and increase medium-term risks.

Since late 2021, tensions between the U.S. and Russia have escalated as Russia amassed large numbers of military forces around Ukraine and, in February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration has announced certain sanctions against Russia. The invasion of Ukraine and retaliatory measures that have been taken, or may be taken in the future, by the U.S., NATO and other countries have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies. These negative economic developments have adversely affected both developed economies and developing markets, including Indonesia and other economies in Southeast Asia. More recently, the financial conditions of banking institutions have come under severe pressure and deterioration, as exemplified by the proposed restructuring of Credit Suisse Group AG and the failures of Silicon Valley Bank and Signature Bank in the first quarter of 2023, which caused increased volatility in capital markets.

Adverse economic conditions and protracted global uncertainties could result in less business activity, less disposable income available for consumers to spend and reduced consumer purchasing power, which may reduce demand for communication services, including our services, which in turn would have a material adverse effect on our business, financial condition, results of operations and prospects. There may be a recurrence of economic instability in future that could have an impact on the performance of our business.

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us

Our functional currency is the Indonesian Rupiah. One of the most important impacts the Asian economic crisis had on Indonesia was the depreciation and volatility in the value of the Indonesian Rupiah as measured against other currencies, such as the U.S. Dollar.

Historically, the Indonesian Rupiah has been subject to significant depreciation and volatility against the U.S. Dollar and other foreign currencies. From a 2021 high of Rp14,219 to US$1.00 on December 24, 2021, the Rupiah depreciated in 2022 to a low of  Rp15,731 to US$1.00 on November 30, 2022, (based on the middle exchange rate published by Reuters Refinitiv), due to, among other factors, the slowing global economy and strong U.S. Dollar. The Indonesian Rupiah may continue to soften in the future.

In addition, while the Indonesian Rupiah has generally been freely convertible and transferable, from time to time, Bank Indonesia has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian Rupiah or by using its foreign currency reserves to purchase Indonesian Rupiah. The current floating exchange rate policy of Bank Indonesia may be modified and the Government may take additional action to stabilize, maintain or increase the Indonesian Rupiah's value, and any of these actions, if taken, may not be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls, or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining subscriber usage of our services, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could materially and adversely affect our business, financial condition, results of operations and prospects.

Rapid and excessive increases in levels of inflation and interest rates in Indonesia could materially and adversely affect our financial condition and results of operations

Interest rates are affected by the inflation rate. Historically, Indonesia has experienced periods of high inflation. In 2021, the annual inflation rate in Indonesia was 1.87% (calculated on the basis of the 2018 consumer price index) and rose to 5.51% in 2022. Based on ongoing economic pressures in the wake of the military conflict in Ukraine, it is anticipated that inflation may continue to rise in the near future. Interest rates have increased rapidly and substantially as central banks in several countries and regional blocks raised interest rates in an effort to subdue inflation. If inflation causes interest rates to further increase significantly and results in a rapid increase in benchmark rates, it could have a material adverse effect on Indonesia’s economy, business climate and consumer confidence.

Even if we have not yet experienced any such impact on our revenues in 2022, higher inflation rates generally lead to a reduction in purchasing power, thus increasing the likelihood of a lower level of demand for our products and services in Indonesia, which would have a negative impact on our revenues. Further, any increase in our costs and expenses due to inflationary pressures that we would not be able to match (partially or fully) by increasing our prices would decrease our profit margin. Eventually, tighter monetary policy and potentially higher long-term interest rates may drive a higher cost of capital for our business. As a result, a high inflation rate in Indonesia could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could materially and adversely affect our business

As of the date of this annual report on Form 20-F, Indonesia's sovereign foreign currency long-term debt was rated "Baa2" with stable outlook by Moody's, "BBB" with stable outlook by Standard & Poor's and "BBB" with stable outlook by Fitch. Indonesia's short-term foreign currency debt is rated "A-2" by Standard & Poor's and "F2" by Fitch.

These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due. Moody's, Standard & Poor's, Fitch and other statistical rating organizations may change or downgrade the credit ratings of Indonesia or Indonesian companies. In particular, the credit ratings of Indonesia or Indonesian companies, have been and may be downgraded in the future due to the effects of the COVID-19 pandemic. Any downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating-rate Rupiah-denominated debt would also likely increase. Such events could materially and adversely affect our business, financial condition, results of operations, prospects and/or the market price of our securities.

Employment legislation in Indonesia could materially and adversely affect our business

Any national or regional inflation of wages will directly and indirectly increase our operating costs and thus decrease our profit margin. Over the past ten years, the minimum wage in Indonesia has increased significantly. As national labor laws do not have any specific provisions to determine the amount of minimum wage increases, minimum wage increases can be unpredictable. In addition to directly increasing wages for lower-level employees, these minimum wage increases indirectly apply upward pressure on the wages of higher-level employees over time. As a result, any significant increase in the minimum wage in Indonesia may increase our manpower costs and have a material adverse effect on our cash flows, business, financial condition, results of operations and prospects.

Risks relating to Natural Disasters and Climate Change

Indonesia is vulnerable to natural disasters and events beyond our control, which could materially and adversely affect our business and operating results

Many parts of Indonesia, including areas where we operate, are prone to natural disasters such as floods, lightning strikes, typhoons, earthquakes, tsunamis, volcanic eruptions, fires, droughts, power outages and other events beyond our control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. Flash floods and more widespread flooding also occur regularly during the rainy season from November to April. Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption and, occasionally, fatalities. Landslides regularly occur in rural areas during the wet season. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. These events in the past have disrupted, and may in the future, disrupt our business activities, cause damage to equipment, and adversely affect our financial performance and profit.

For example, on September 2, 2009, an earthquake in West Java caused damage to our assets. On September 30, 2009, an earthquake in West Sumatra disrupted the provision of telecommunications services in several locations and caused severe damage to our assets. In June 2016, underwater volcanic activity caused disturbances to a submarine cable, causing disruption in services and loss of revenue. On August 5, 2018, a large earthquake hit Lombok and on September 28, 2018, a large earthquake triggered a tsunami which impacted Central Sulawesi, both of which caused operational disruptions and damage to our assets. In January 2020, landslides and floods triggered by torrential downpours in and around Jakarta, Bekasi and Bogor resulted in approximately 50 deaths and 400,000 displaced. Floodwater reached up to six meters in certain areas, making it the worst rainfall in over a decade. The extreme weather also submerged at least 169 neighborhoods. The landslides and floods caused damage to our civil mechanical and electrical equipment, production equipment, and buildings. This resulted in the congestion of data traffic when transferring data to our backup network and therefore, several hours of service disruption at various automatic telephone center (Sentral Telepon Otomat or "STO"). The estimated loss from the damages caused by the landslides and floods was Rp36.2 billion, out of which we had to bear approximately Rp2.0 billion after taking into account reimbursements obtained from insurance companies. There were also incidents of floods, weak tornados (puting beliung) and landslides in various regions in Indonesia between January and April 2021. On December 6, 2021, Mount Semeru, an active volcano, erupted and cut the telecommunications cable network (backbone) of cellular operators, requiring Telkom to reroute traffic to maintain telecommunication services in the area. Further, the island of Java has been impacted by strong earthquakes as recently as November and December 2022, and the region remains prone to heavy rains, flooding and volcanic eruptions. Given the geography of Indonesia, we are highly reliant on the use of submarine cables to provide services across the Indonesian archipelago. These submarine cables may be damaged by volcanic activity or friction with the ocean floor caused by earthquake tremors or otherwise, which may disrupt our ability to provide services to customers.

To prepare for natural disasters, we have implemented a business continuity plan and a disaster recovery plan, which we test regularly, and we have insured certain of our assets to protect from any losses attributable to natural disasters or other phenomena beyond our control. However, our business continuity and disaster recovery plans may not allow us to immediately recover from resulting damages and disruptions, our insurance coverage may be insufficient to cover potential losses, the premium payable for these insurance policies upon renewal may increase substantially in the future, and natural disasters may significantly disrupt our operations.

Future natural disasters may have a significant impact on us, Indonesia or the Indonesian economy. A significant earthquake, other geological disturbance or weather-related natural disaster in any of Indonesia's more populated cities and financial centers could severely disrupt the Indonesian economy and undermine investor confidence, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.

We are exposed to the potential for financial loss and further non-financial detriments arising from climate change and society's response to it

This risk consists principally of (i) physical risks, the risks arising from increasing frequency and severity of acute weather-related events and longer-term chronic shifts in climate patterns; and (ii) transition risks, the risks arising from the process of adjustment to a low-carbon economy. Together these are referred to as "Climate Risk".

Climate Risk continues to be a core focus of regulatory policy-making across all jurisdictions in which we operate, including as a result of recent COP26 related initiatives. For example, many countries are incorporating environmental targets into their domestic policies, with increased pressure to set ambitious sustainability goals. We anticipate that the climate-related regulatory environment in which we operate will be subject to further regulatory developments. Such regulatory developments, together with existing guidance and expectations, may have significant impacts on us by increasing potential 'transition risks' for us, including requiring us to invest resources to comply with regulations or pay taxes on greenhouse gas emissions, adding environmental monitoring and reporting, and increasing the regulation and cost of our energy use since the cost of electricity for the operation of our networks is a key energy-related operating expense. In addition, customer and public perception of our efforts to mitigate climate change may limit demand for our products and services if people believe our efforts to be less committed or effective than those of our competitors.

If governments fail to enact policies that limit global warming, our operations may be particularly susceptible to the 'physical risks' of climate change such as droughts, floods, sea level change and average temperature change. For example, severe weather events have caused increased volatility in commodity prices, exacerbated disruptions in global supply chains, impacted regions in which we operate, may damage our infrastructure and may cause failures of our wireline and wireless networks. Should severe natural disasters occur in quick succession, we may not have sufficient resources to repair and restore our infrastructure in a timely and cost-effective manner. In addition, rising temperatures could increase our operating costs due to an increase in the refrigeration needs of our network equipment and an increase in equipment failures, write-offs and early retirement, which could increase the risk of service disruption. The occurrence or continuance of any of the abovementioned risks could have a material adverse effect on our financial condition, results of operations and, if severe or prolonged, our prospects.

Risks Related to our ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to you

The trading price of our ADSs may fluctuate widely due to factors beyond our control. As a result of this volatility, investors may not be able to sell their ADSs at or above the price paid for the ADSs or ordinary shares, respectively. In addition to the factors discussed in this “Risk factors” section and elsewhere in this annual report on Form 20-F, these factors include:

•	variations in our revenue, earnings, cash flow and operating data;
•	regulatory or legal developments in Indonesia, jurisdictions where we carry out our operations or in the United States;
•	announcements of new investments, acquisitions or strategic partnerships by us or our competitors;
•

general economic, political, and market conditions and overall fluctuations in the financial markets in Indonesia, the United States, and other countries where we carry out our operations, including the global and regional impacts of the COVID-19 pandemic;

•	sales volumes of our ADSs or ordinary shares, or sales of our ADSs or shares by our senior management, directors or our large shareholders, or the anticipation that such sales may occur in the future;

•	stock market price and volume fluctuations of comparable companies and, in particular, companies that operate in the telecommunications industry or with most of their operations in Indonesia;
•	investors’ general perception of us and our business;
•	announcements of new products, services and expansions by us or our competitors;
•	changes in financial estimates or recommendations by securities analysts;
•	detrimental adverse publicity about us, our services or our industry;
•	additions or departures of key personnel; and
•	potential litigation or regulatory investigations.

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

Our financial results are reported to the OJK in conformity with IFAS, which differs in certain respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS

In accordance with the regulations of the OJK and the Indonesia Stock Exchange ("IDX"), we are required to report our financial results to the OJK in conformity with IFAS. We have provided the OJK with our financial results for the year ended December 31, 2022, on March 24, 2023. We furnished such financial results to the SEC on Form 6-K dated March 24, 2023, which contains our Consolidated Financial Statements as of and for the year ended December 31, 2022, which were prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Based on IFAS financial statements, our profit for the year attributable to owners of the parent company would be Rp20,804 billion in 2020, Rp24,760 billion in 2021 and Rp20,753 billion in 2022, and our net income per share would be Rp210.01 in 2020, Rp249.94 in 2021 and Rp209.49 billion in 2022. For 2020, dividends declared per share were Rp168.01 and dividends declared per ADS were Rp16,801. For 2021, dividends declared per share were Rp149.97 and dividends declared per ADS were Rp14,997. The dividend for 2022 will be decided at the 2023 AGMS, scheduled for May 30, 2023.

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

Holders of our ADSs may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to the holders

The Depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it receives on our ordinary shares or other deposited securities after deducting its fees and expenses, and subject to certain tax withholdings, as applicable. Holders of our ADSs will receive these distributions in proportion to the number of our ordinary shares that their ADSs represent. However, the Depositary is not responsible for making these payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the U.S. Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. We have no obligation to take any action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available. These restrictions may materially reduce the value of the ADSs.

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

The time required for the exchange between ADSs and shares might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period

There is no direct trading or settlement between the NYSE and the IDX on which our ADSs and the shares are respectively traded. In addition, the time differences between Indonesia and New York and unforeseen market circumstances or other factors may delay the deposit of shares in exchange of ADSs or the withdrawal of shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, any exchange of shares into ADSs (and vice versa) may not be completed in accordance with the timeline investors may anticipate.

We are established in Indonesia and it may not be possible for investors to effect service of process or enforce judgments on us, our Commissioners, Directors or officers within the United States, or to enforce judgments of a foreign court against us or any of these persons in Indonesia

We are a state-owned limited liability company established in Indonesia, operating within the framework of Indonesian laws governing companies with limited liability, and all of our significant assets are located, and most of our current operations are conducted in Indonesia. In addition, all of our current Commissioners and Directors reside in Indonesia, are nationals of countries other than the United States and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process, or enforce judgments on us or such persons within the United States, or to enforce against us or such persons in the United States, judgments obtained in United States courts.

We have been advised by Hiswara Bunjamin & Tandjung, our Indonesian legal advisor, that judgments of courts outside Indonesia are not recognized nor are they enforceable in Indonesia, although such judgments could be admissible as evidence in a proceeding on the underlying claim in an Indonesian court if the Indonesian court, in its sole discretion, deems it appropriate under the circumstances. They have also advised that there is doubt as to whether Indonesian courts will enter judgments in original actions brought in Indonesian courts based solely upon civil liability provisions within the United States or similar claims in other jurisdictions. Accordingly, in order to obtain an order of an Indonesian court in respect of a claim, a successful party in a foreign proceeding must commence a new action in an Indonesian court and re-argue the matter on its merits. Re-examination of the underlying claim de novo would be required before the Indonesian court. There can be no assurance that the claims or remedies available under Indonesian Law will be the same, or as extensive, as those available in other jurisdictions. As a result, it may be difficult or impossible for you to bring an action against us or against our Commissioners, Directors or officers in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, under the laws of the Republic of Indonesia you may be unable to enforce a judgment against our assets or the assets of our Commissioners, Directors or officers as claimants would be required to pursue claims against us or such persons in Indonesian courts.

ITEM 4.              INFORMATION ON THE COMPANY

A.                         HISTORY AND DEVELOPMENT OF THE COMPANY

Profile of Telkom Indonesia

Telkom is the largest telecommunications company in Indonesia, in terms of revenue and number of subscribers. We provide fixed and mobile telecommunication services and solutions and ancillary services. We are innovative and continue to strengthen and optimize our portfolio businesses, services and solutions by creating strategic programs that maximize synergies and active portfolio management. Our existential purpose is to build Indonesia into a more prosperous and competitive nation while delivering the best value to our stakeholders. Our long-term vision is to be the most preferred digital telecommunications company and empower Indonesian society. To achieve this vision, we focus on three missions that cover many aspects of empowering society, including rapidly building sustainable digital infrastructure and smart platforms that are affordable and accessible to a wide range of customers, nurturing best-in-class digital talents to help develop Indonesia's digital capabilities and increase the adoption of digital technologies and services, and orchestrating a comprehensive digital ecosystem to deliver a superior customer experience.

In order to achieve our vision and missions, we continue to work to transform key aspects of our business: technology, organization, operation, people, and culture.

Company Name	:	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.
Abbreviated Name	:	PT Telkom Indonesia (Persero) Tbk.

Commercial Name	:	Telkom
Line of Business	:	Telecommunications and informatics networks and services
Tax Identification Number	:	01.000.013.1-093.000
Business Identification Number	:	9120304490415
Business License	:	0029/IUP-UB/X/2017/DPMPTSP
Domicile	:	Bandung, West Java
Address	:	Jl. Japati No. 1, Bandung 40133, Indonesia
Telephone	:	+62-22-4521404
Facsimile	:	+62-22-7206757
Call Center	:	+62-21-147
Website	:	www.telkom.co.id The information found on our website does not form part of this Form 20-F and is not incorporated by reference herein
E-mail	:	corporate_comm@telkom.co.id; investor@telkom.co.id
Ratings	:	International Ratings: "Baa1 (Stable)" by Moody's, "BBB (Stable)" by Fitch, and "A" by MSCI ESG Ratings for 2022 Domestic Rating: "idAAA" by Pefindo for 2022
Date of Legal Establishment	:	November 19, 1991
Legal Basis of Establishment	:

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

Ownership	:	– Government of the Republic of Indonesia – 52.09% – Public – 47.91%
Listing on Stock Exchanges	:	Our shares of common stock were listed on the IDX and the New York Stock Exchange ("NYSE") on November 14, 1995
Stock Codes	:	– "TLKM" on the IDX – "TLK" on the NYSE
Authorized Capital	:	1 Dwiwarna Share and 389,999,999,999 shares of common stock
Issued and Fully Paid Capital	:	1 Dwiwarna Share and 99,062,216,599 shares of common stock
Offices	:	– 1 Head Office – 7 Telkom Regional Offices and 61 Telecommunications Areas
Service Centers	:

–   387 Plasa Telkom outlets

–   11 Global Offices in Australia, Hong Kong, Malaysia, Myanmar, Singapore, Taiwan, Timor-Leste, Dubai, the United States, the United Kingdom (sales representative) and the Philippines (sales representative)

–   372 GraPARI centers in Indonesia (including 9 GraPARI Telkom Group in Jakarta, Tangerang, Bandung, Medan, Palembang, Pangkal Pinang, Pematang Siantar, Sorong, Surabaya and 2 GraPARI Lite in Bukit Tinggi and Bekasi)

–   750 IndiHome sales car units

Other Information	:

–  Public Accountant

Public Accounting Firm ("KAP") Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) (PCAOB ID 1381) ("KAP Purwantono, Sungkoro & Surja")

Indonesia Stock Exchange Building, Tower 2, 7th Floor, Jl. Jend. Sudirman Kav. 52–53, Jakarta 12190, Indonesia

– Securities Administration Bureau PT Datindo Entrycom Jl. Hayam Wuruk No.28, 2nd Floor, Jakarta 10120, Indonesia

–  Trustee

PT Bank Tabungan Negara (Persero) Tbk.

Menara BTN, 18th Floor, Jl. Gajah Mada No.1, Jakarta 10130, Indonesia

PT Bank Permata Tbk.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission ("SEC"). Specifically, we are required to annually file a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. SEC maintains a website (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that are filed electronically with the SEC.

Telkom Indonesia Milestones

In 1965, the Government created the first state-owned company specifically focused on telecommunication services as part of a restructuring of the state-owned telecommunications industry in Indonesia.

In 1974, PN Telekomunikasi became Perusahaan Umum Telekomunikasi Indonesia ("Perumtel"), which provided domestic and international telecommunications services, and subsequently spun-off PT Industri Telekomunikasi Indonesia, which manufactured telecommunications equipment, into an independent company.

In 1991, as a result of a transformation into a state-owned limited liability company and rebranding, we became Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

In 1995, we and Indosat established Telkomsel. We completed our initial public offering and our shares were listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange (which have since merged to become the IDX). Our shares were also listed on the NYSE and the LSE in the form of ADSs, and were publicly offered without listing on the Tokyo Stock Exchange.

In 1999, we launched the Telkom 1 satellite. This satellite lost contact in 2017, one year ahead of its planned decommissioning and replacement by the Telkom-4 satellite which launched in 2018.

In 2001, we and Indosat eliminated joint ownership and cross-ownership in certain companies as part of the restructuring of the telecommunications industry in Indonesia and as a result, we also lost our exclusive rights as the sole operator of fixed line services in Indonesia.

In 2004, we launched an international direct dialing service for fixed lines with the access code of 007.

In 2005, we launched the Telkom-2 satellite. This satellite was retired in 2021 when it reached the end of its operational life.

In 2009, we transformed from an information telecommunications company to a Telecommunication, Information, Media and Edutainment ("TIME") company. We also rebranded, introducing a new corporate logo and the slogan "the world in your hand."

In 2011, we launched the Telkom Nusantara Super Highway project to unite the Indonesian archipelago through the deployment of multiple submarine cables. We also launched the True Broadband Access project to provide internet access with a capacity of between 20 Mbps and 100 Mbps to customers throughout Indonesia.

In 2012, we began installing Wi-Fi access points around Indonesia to create a public wireless network called Indonesia Wi-Fi as part of our "Indonesia Digital Network" program. We also expanded our business portfolio from TIME to TIMES.

In 2014, we became the first cellular operator in Indonesia to commercially launch 4G/LTE service.

In 2015, we launched IndiHome, which bundles all-in-one packages of services consisting primarily of broadband internet, fixed wireline phone and interactive TV services.

In 2017, we launched the Telkom 3S satellite and commenced operations on schedule.

In 2018, we launched the Telkom-4 (Merah Putih) satellite, which began providing coverage for all of Indonesia, Southeast Asia and South Asia. We also inaugurated The Telkom Hub, a smart office complex for developing digital entrepreneurs and fostering a digital culture in line with digital Government initiatives such as "Making Indonesia 4.0," "2020 Go Digital Vision," and "One Data Indonesia."

In 2019, we reconfigured our business portfolio from TIMES to a five-segment portfolio of mobile, consumer, enterprise, wholesale, international business, and other.

In 2021, Telkomsel became the first cellular operator to commercially launch 5G service in Indonesia. Telkomsel also refreshed its brand and conducted a product simplification. Mitratel, our subsidiary, conducted an initial public offering in November 2021 which provided Rp18,463 billion in proceeds to be used for organic and inorganic business expansion.

In 2022, Telkom launched a cable gateway in Manado, the second international communication gateway that we own. We initiated the O-LIVE cable consortium to build a cable connecting Hong Kong, Singapore and Manado with expected completion in 2026. We completed the first stage of our HyperScale data center, in Jakarta, and our subsidiary, PT Telkom Data Ekosistem (“TDE”), began construction of our second HyperScale data center, in Batam. We also established strategic partnerships with several global technology companies such as Microsoft.

For the years ended December 31, 2020, 2021 and 2022, our consolidated capital expenditures totaled Rp29,279 billion, Rp30,329 billion and Rp34,146 billion (US$2,194 million), respectively. The capital expenditures were primarily used for purchases of property and equipment. See also "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures" for more information on our capital expenditures for the year ended December 31, 2022.

Information about the legislation under which we operate and a description, to the extent applicable, of our divestitures (including interests in other companies), since the beginning of our last three financial years, is contained elsewhere in this Form 20-F.

B.	BUSINESS OVERVIEW

Strategy

As the largest telecommunications company in Indonesia in terms of revenue and number of subscribers, we intend to become the preferred digital telecommunications company in Indonesia while contributing to the prosperity and competitiveness of Indonesia and delivering value to our stakeholders. We intend to rapidly build sustainable digital infrastructure and smart platforms that are affordable and accessible to a wide range of customers. We seek to nurture digital talents to help develop Indonesia's digital capabilities and increase the adoption of digital technologies and services in Indonesia. We also seek to improve our customer experience through the development of a comprehensive digital ecosystem.

Enhance digital capability and business performance for sustainable growth

Our overall long-term strategy focuses on achieving excellence in the future direction of our three digital business domains (digital connectivity, digital platform, and digital services) and the optimization of our current operations and services for maintaining our leadership position, creating sustainable growth, unlocking value for our stakeholders and fostering all-inclusive digitalization for Indonesia. Our corporate theme in 2022 was to "enhance digital capability and business performance for sustainable growth" which we sought to implement through the following three main programs:

●	Deliver the best quality of services with excellent customer experience by (i) comprehensively understanding customers’ needs and behaviors in order to anticipate them and (ii) continuously managing customers by using data analytics across all touchpoints in the customer journey. We seek to increase the use of digital interfaces to improve our customers' experiences, improve the efficiency of our internal processes and enable targeted engagement with each customer segment. We also maximize our customer engagement through customer relationship management units called Customer Facing Units ("CFUs") which are tailored to each of our five customer segments. See "Item 4. Information on the Company — Organizational Structure."
●	Excel in our three digital business domains (digital connectivity, digital platform, and digital services) and unlock business leveraging group synergy. We seek to provide an end-to-end digital experience to our customers and have been enhancing our digital connectivity offerings to businesses, investing in our digital platform and diversifying our digital services. For instance, in the mobile segment, we have added entertainment experiences for music, video streaming and games. We have also developed digital initiatives for advertising and analytics as well as data solutions for digital enterprises to take advantage of growth opportunities. In the enterprise segment, we provide end-to-end digital solutions for corporate customers, small- and medium-sized businesses, and government institutions that require digital connectivity, IT services, data center and cloud, business process outsourcing, and other support solutions. In the consumer segment, we have increased the number of our high-speed internet package options, TV/Video channels and games, and we have improved the monetization of digital inventory for digital advertising. In the wholesale and international business segment, we provide wholesale telecommunications carrier service, internet exchange for OTT players, and digital connectivity including data centers for service providers and digital players, both domestically and globally.
●	Accelerate digitization and lean organization development by focusing on improving our internal capabilities and developing a leaner organization. In addition, we seek to foster a digital culture, including by eliminating manual processes, encouraging a start-up model and work methods, optimizing business processes to facilitate faster development of products and services in accordance with customers' needs and expectations, shortening time-to-market for products and services, allocating internal resources more efficiently and encouraging and supporting digital talents that we source both internally and externally.

Further development of 5G services

In 2022, one of our goals was the further development of our 5G services. Our subsidiary Telkomsel became the first cellular operator to offer 5G in Indonesia in 2021. Since then, our strategy has been to progressively deploy our 5G network in stages based on several considerations, including the maturity of the 5G ecosystem, the amount of B2B and B2C demand for 5G (especially in the manufacturing, infrastructure and education sectors), and the amount of additional 5G spectrum that we are able to obtain through future Government auctions.

Strategic partnerships

Another goal in 2022 was to increase our digital services through partnerships and collaborations with other parties. For example, we have partnered with global technology companies in cloud computing to support our data center business. We also continue to strengthen our digital services ecosystem through strategic partnerships, such as Telkomsel's investment of US$450 million (Rp6.4 trillion) in PT GoTo Gojek Tokopedia (“GoTo”) from 2020 to 2022. We intend to collaborate with GoTo on initiatives relating to connectivity, digital platforms and digital services. This includes collaborating on initiatives to increase the number of Telkomsel users within the GoTo ecosystem, create an easy onboarding capability for GoTo’s micro, small and medium enterprise ("MSME") partners to become Telkomsel reseller partners, integrate MyTelkomsel and GoPay, collaborate with loyalty programs and provide GoTo with a number masking service.

Five bold moves

We call one of our current strategic initiatives the 'five bold moves'. The goal of these is to consolidate and build competitive advantages in our three digital business domains (digital connectivity, digital platforms, and digital services) and to support our long-term goal of becoming a world-class digital telecommunications company. The five bold moves consist of the following:

●	Fixed-Mobile Convergence: we seek to develop our technology and services to optimize interoperability between our fixed and mobile networks to enable customers to switch seamlessly regardless of location or device which we believe will boost our market presence and improve cost efficiency, operation excellence and customer experience and ultimately maximize our value.
●	InfraCo: we seek to unlock potential through consolidation of our infrastructure assets, including optical access networks infrastructure and communications towers, with our subsidiary Mitratel. We believe this will help us optimize asset utility, curb connectivity costs and accelerate our market penetration in order to ultimately increase infrastructure asset value and attract investors.
●	DC Co: we seek to enhance our data center business capacity, including through consolidation of our data center assets and collaboration with tech giants to accelerate our HyperScale data center business growth and presence in the region.
●	B2B Digital IT Services Co: we seek to transform PT Sigma Cipta Caraka ("TelkomSigma") to provide industry-leading digital IT services to businesses through partnerships and collaborations with global technology companies such as Microsoft and Amazon Web Services.
●	DigiCo: we seek to build, scale and monetize digital services for businesses and consumers in health-tech, edu-tech, and mobile gaming through consolidation of our digital assets, businesses and talents under Telkomsel's holding company, PT Telkomsel Ekosistem Digital ("TED"). We are pursuing a structured approach to the development of our digital business under a digital company (or "DigiCo").

Enhancing our assets through acquisitions and spin-offs

Another ongoing goal is to enhance our assets and digital capabilities through acquisitions and spin-offs. For instance, between 2019 and 2021, our subsidiary Mitratel acquired equity interests in PT Persada Sokka Tama (“PST”) and acquired 2,100 telecommunications towers from Indosat in Indonesia. As part of our efforts to increase the value of our infrastructure assets through consolidation, Mitratel also acquired 16,050 telecommunications towers from Telkomsel between 2019 and 2022 and conducted an initial public offering and listing on the IDX in November 2021.

Sustainability pillars

In pursuing our objective to create corporate value through sustainable growth, we follow three main sustainability pillars:

•	Right Environmental approach: we seek to implement the right environmental management and approach to minimize the environmental impact of our business;
•	Right People: we seek to make a positive impact on our employees, customers, society, and other stakeholders; and
•

Right Governance: we seek to implement sustainable governance, including by complying with all applicable laws and regulations, following business ethics, respecting customer privacy and managing sustainability risk.

We believe our sustainability initiatives are important to ensure that all stakeholders achieve benefits from our environmental, social, and corporate governance ("ESG") goals. Our concern for ESG is also motivated by belief in the importance of paying attention to all aspects of our business, including climate change caused by economic activities, the social impacts of company activities, and corporate governance practices. We hold an 'A' rating from MSCI ESG Ratings.

Business Portfolios

Our business portfolios are organized by business lines that are categorized into Legacy, Digital Connectivity, Digital Platform, and Digital Services. Those businesses lines are operated under five customer base segments (CFUs):

•

Mobile segment comprises mobile broadband services; mobile digital services that include financial services, video on demand, music, gaming, IoT solutions, big data analytics, and digital ads, and mobile legacy services that include mobile voice and mobile SMS;

•	Consumer segment comprises fixed voice services, fixed broadband services, IPTV, non-IndiHome fixed broadband (e.g., wifi, etc.), and related consumer digital services;
•

Enterprise segment mainly comprises ICT and digital platform which covers enterprise-grade connectivity services (e.g., satellite), IT services, cloud, business process outsourcing, and other adjacent services;

•

Wholesale and international business segment comprises wholesale telecommunications network and traffic, international business, wholesale platform and services, telecommunication tower business, data centers, and infrastructure and network management services; and

•

Other segment comprises digital services offerings such as digital smart platform, digital content, and e-commerce for B2B to support other segments, and property management to leverage our property assets across Indonesia.

Historically, digital connectivity has generated the largest share of our total revenue. Thus far, our business has not experienced significant seasonality.

The following is a brief overview of our product portfolios:

1. Mobile Segment

Our mobile segment portfolio comprises legacy businesses (voice and SMS) and digital businesses (data and digital services) with GSM, 3G, 4G/LTE and 5G technology through our subsidiary, Telkomsel. Mobile services, including mobile data services, remained the largest contributor to our consolidated revenues in 2022.

Our prepaid services, used by 95.5% of our cellular subscribers as of December 31, 2022, are marketed under the brands Telkomsel Prabayar, which we introduced in 2021, and by.U, which we introduced in 2019. Telkomsel introduced its new identity and logo in June 2021, a symbol in the form of a 'portal', a gateway to a world full of opportunities and possibilities: an open and inviting path to a trusted digital world. Our postpaid mobile services, used by 4.5% of our cellular subscribers as of December 31, 2022, are marketed under the brand Telkomsel Halo.

Our total cellular subscriber base decreased by 10.9% or 19.2 million subscribers, from 176.0 million subscribers (comprising 168.8 million prepaid subscribers and 7.2 million postpaid subscribers) as of December 31, 2021, to 156.8 million subscribers (comprising 149.7 million prepaid subscribers and 7.1 million postpaid subscribers), as of December 31, 2022. The decrease in our total subscriber base was primarily a result of initiatives to encourage a healthier industry with a focus on sustainable growth and higher spending customers. Telkomsel's application of customer value maximization analysis to our renewal initiatives also increased our annual ARPU by 1.3% from 2021 to 2022. Nonetheless, we remain subject to intense competition in our industry.

Our mobile broadband services for all of our customers are supported by 5G/4G/LTE/HSDPA/3G/EDGE/GPRS technology. As of December 31, 2022, we had 120.9 million Telkomsel data users, compared to 120.5 million data users as of December 31, 2021, an increase of 0.3%, or 0.4 million additional data users. We believe this increase in data users primarily resulted from our initiatives to strengthen our digital services portfolio. In 2022, Telkomsel continued to support and incentivize healthier market behavior for strengthening business profitability and industry rationalization through several price adjustments. Major competitors also implemented price rationalization initiatives in 2022.

In addition to our digital connectivity business, we established several digital service offerings within our mobile segment with a specific focus on financial services, video on demand, music, gaming, advertising, and IoT. Our mobile segment comprises a financial payment platform, T-Cash, that pioneered digital payments when it started in 2007. In 2019, T-Cash became LinkAja under PT Fintek Karya Nusantara ("Finarya"). As at the date hereof, Telkomsel owns a 24.83% equity interest in Finarya. We also offer video content on demand under MAXstream, a one-stop video portal that aggregates OTT video applications, linear channels, Video On Demand and other original content bundled with broadband data packages. We provide music and gaming services that offer a mobile entertainment experience by targeting various consumer segments and leveraging Telkomsel's trusted billing system. We have applications for music (e.g., Langit Musik) and Telkomsel Dunia Games, which provides a complete gaming ecosystem combining media content, distribution, payment facilities, e-sports and game publishing. We have launched online games and started developing gaming communities to expand our customer experience in that area. With the rapidly evolving customer needs and the transformation taking place in the society, Telkomsel is committed to enhancing our product offerings and digital capabilities to go beyond connectivity while accelerating and expanding our current digital ecosystem, to continue to focus on customer needs and long-term growth supported by network quality. This initiative includes enriching digital services related to video and games content, augmenting the functionalities of by.U (a fully digital prepaid product), developing Telkomsel Orbit (a home wireless internet service as an effort to leverage strong network capacity) and rehauling the MyTelkomsel app and Telkomsel.com to improve their value proposition.

Following Telkomsel’s investment in GoTo in November 2020 and May 2021, the two companies have strengthened their strategic partnership initiatives to provide users with new benefits and also help to accelerate the digitization of MSMEs. We intend for these initiatives to strengthen Telkomsel’s digital ecosystem and provide synergies. GoTo has already developed a complete and well-recognized digital ecosystem for users, drivers and merchants. Our partnership with GoTo is multi-faceted. We have jointly promoted products and services such as SIM card promotions and advertising packages, and carried out co-branding activities to better service our respective customers and expand our addressable markets. For instance, we have offered data packages and discounts designed for GoTo drivers. We are also collaborating with GoTo to better understand the consumption habits and behaviors of users and customers in order to improve our products and solutions offerings. Following this investment, the two companies have strengthened strategic partnership initiatives to provide users with new benefits and also helped to accelerate the digitization of MSMEs. These initiatives include collaboration on initiatives to increase the number of Telkomsel users within the GoTo ecosystem, create an easy onboarding capability for GoTo’s MSME partners to become Telkomsel reseller partners, integrate MyTelkomsel and GoPay, collaborate with loyalty programs and provide GoTo with a number masking service. We also expect additional digital initiatives in the future.

The Job Creation Law 2022 aims, among other things, to support the acceleration of digitalization and accessibility of broadband services in Indonesia through various means. These include optimizing use of frequency spectrum, limiting passive infrastructure by imposing certain network sharing obligations on non-telecommunications companies and ensuring a sustainable competitive environment through price regulation. As part of optimizing spectrum use, the Government ordered a switch from analog to digital television broadcasting in 2022 (known as the analog switch-off) in the 700 MHz frequency band. The Government plans to auction freed up bandwidth as a result of the analog switch-off for mobile data use in 2023.

Telkomsel officially launched 5G service in May 2021, becoming the first cellular operator to offer 5G in Indonesia. As of 2022, Telkomsel has made 5G available by deploying 284 BTS towers at selected points in more than 40 cities in Indonesia as part of its strategy to roll out 5G through a demand-based approach for B2C and B2B segments, including in the manufacturing, infrastructure, and education sectors. We intend to maximize the use of 5G to transform lives and publicize the advantages of the 5G networks to further encourage the growth of digital connectivity, digital platforms and digital services in Indonesia, as well as the development of future technology solutions such as artificial intelligence, cloud computing and IoT. We have included 5G investment in our roadmap plan, which we will execute in stages based on several considerations including maturity of the 5G ecosystem.

2. Consumer Segment

Our consumer segment portfolio comprises fixed voice, fixed broadband services, IPTV, and consumer digital services. It is marketed under the retail brand "IndiHome," a product that allows customers to choose one or more of such services in a bundle package.

The need for connectivity continues to increase while the price of connectivity services continues to decrease from year to year. To address this trend, we continue to implement cost efficiencies and to offer our "more for less" program, by positioning IndiHome as a "window of entertainment" to provide customers with more exciting benefits, at a competitive price through product bundling. These services consist of broadband internet, fixed wireline phone and interactive TV services. We have offered a one-stop-entertainment solution by bundling selected OTT services together with the IndiHome TV App at a price that is lower than the sum of the individual subscriptions. In response to challenges faced by our customers and the public during the COVID-19 pandemic, we have launched specifically-designed packages to assist people involved in distance learning activities such as studying from home ("Paket Khusus Pelajar, Pengajar, dan Jurnalis" packages).

In addition, we continue to develop products and technologies to meet our customers' aspirations and needs. In 2022, we collaborated with Netflix to make Netflix available through IndiHome. We have also added a cloud recording service as an add-on through IndiHome Eazy. This service stores IP camera recording data on a cloud server so that it is safe, secure, and easily accessible to customers. We have also created Ultra Wi-Fi products that provide expanded Wi-Fi coverage for IndiHome customers with large residential areas or multi-story buildings.

IndiHome TV is our pay TV service that is bundled in IndiHome and delivered via Android TV box devices enriched by the Google ecosystem. Our pay TV service includes various linear TV channels, TV-on-demand (catch-up TV), video-on-demand (VoD), and 14 OTT services. These OTT services include non-video OTTs such as GameQoo, Langitmusik and IndiHome Karaoke, as well as our current OTT videos services such as Netflix, Disney+ Hotstar, Lionsgate Play, Viu, Catchplay+, Mola, WeTV, iFlix, Vidio, Vision+ and the IndiHome TV App which together enrich IndiHome as a "window of entertainment". Our pay TV service is available in the IndiHome TV app and on the

indihometv.com website (rebranded in December 2022 from the UseeTV Go app and useetv.com) to enable our users to access this content anytime, anywhere and on various devices. IndiHome TV now delivers 149 high-definition channels and five Dolby channels. IndiHome TV app and website currently has more than one million active users, while IPTV has more than three million subscribers.

In 2022, we added to our world-class sports content by collaborating with Vidio to provide access to the FIFA World Cup 2022, added access to the Badminton World Federation competitions and added access to Grand Prix motorcycle racing (MotoGP) through SPO TV and SPO TV 2 channels. Furthermore, IndiHome continues to cooperate and collaborate with notable partners to provide various programs through in-house channels, including Liga 1 football league, creating a national futsal competition, "Panggung Kamulah Bintangnya" Kids Talent Search program, KPOP Dance Cover Competition, Badminton Junior International challenge, and Studio Dangdut.

As of December 31, 2022, we had approximately 9.2 million fixed broadband IndiHome customers, and we estimate this represented approximately 75.2% of the market share of fixed broadband customers in Indonesia.

We also offer wifi.id services to our IndiHome customers, an add-on service which allows such customers to enjoy unlimited internet access at all wifi.id access points in Indonesia. Wifi.id stands for Indonesia Wi-Fi, our wireless public internet network that provides users with facilities to enjoy high-speed internet services and various other multimedia services.

3. Enterprise Segment

Our enterprise segment comprises mainly ICT and platform services that cover enterprise-grade connectivity services, satellite services, data center and cloud, digital IT services, business process outsourcing, device, and digital adjacent services.

For enterprise connectivity, we offer fixed broadband, Wi-Fi, Ethernet, and data communication services, including a SD-WAN ecosystem that enables higher performance of WANs, leased channels such as metro Ethernet, VPN-IP, high-capacity data network solutions giving point-to-point connection with high-capacity bandwidth, and fixed voice services, among others. We also provide satellite services as part of our enterprise connectivity offering and continue to strengthen our presence in this sector by providing transponder capacity leasing, satellite secondary product lines, and other satellite support solutions. Our satellite operations consist primarily of leasing satellite transponder capacity to broadcasters and operators of VSAT, cellular services, and ISPs, as well as providing earth station satellite up-link and down-link services for domestic and international users.

In 2020, we launched FLOU Cloud, cloud services designed to support the digitalization of Indonesian startups, small and medium businesses, enterprises, and government agencies. Our cloud services include cloud computing services, data storage and management, network services, data protection, and access to databases. In 2022, TelkomSigma worked to upgrade FLOU Cloud's capabilities and performance as a strategic initiative to further our goal of growing our market share while also introducing a new brand experience. To improve competency among our employees and with our internal infrastructure, we have obtained certification for multiple ISO 27000 standards (information security), including ISO 27001:2022, ISO 27002:2022, ISO 27017:2015 and ISO 27018:2019, the last of which relates to the protection of personally identifiable information in public clouds; we have also implemented Cloud Security Alliance Security, Trust and Assurance Registry (STAR) Level 1 and are currently seeking certification for Level 2. In 2022, we focused on providing professional cloud management and cloud advisory services to the financial, manufacturing, government and communications sectors since we expect these sectors to grow significantly. We use a combination of our own resources and partnerships with global cloud players, including Amazon Web Services, Google Cloud Platform, Microsoft Azure and Alibaba Cloud. FLOU Cloud achieved Rp324 billion revenue in 2022.

We continue to provide system integration and IT service management, together with related business process management, business process as-a-service, and customer relationship management services. We aspire to digitalize our service offering further and so are constantly focused on strengthening our IT capabilities going forward.

We continue to provide smart enabler platform services to promote innovation with next-generation technology solutions, integrated industry ecosystems and to foster changes in consumer behavior in Indonesia. Our adjacent services comprise diverse services relating to applications, platform, digitalization of advertising, financial and banking support services, e-health, video and gaming, enabler services and other vertical industries support. Moreover, we offer financial services which consist of bill payment aggregators, electronic payment platform services, online payment solutions, and payment switching services. We also offer digital advertising solutions such as media placement services and creative solutions, integrated digital media services such as digital out-of-home, mobile advertising, online advertising, and digital printing services. Big data and data analytics in the form of platform services that generate insights for customers to analyze consumer behavior and create more efficient marketing campaigns are also included in our service portfolio. We also assist with customer relationship management, among other things: IoT services that offer IoT solutions for buildings, IoT applications for smart energy monitoring and management, fleet management, unified communication and collaboration services, IT security services, and other adjacent services. Lastly, our e-Health solutions provide a simplified procedure and standardized healthcare claim process for healthcare providers, patients, and insurance providers which leverages our digital and IT service capabilities.

In 2022, we prioritized our ICT businesses which provides businesses with solutions for vertical industries such as logistics, healthcare, education, government, financial services and insurance, agriculture, and mining, among others. We have developed customized solutions that address the unique characteristics of each such industry. Our approach treats information, communication and technology ("ICT") services and industrial solutions as horizontal platforms consisting of IoT, data center and cloud, big data, cybersecurity, and payments.

4. Wholesale and International Segment

Our wholesale and international business segment includes domestic and international wholesale traffic, wholesale network, wholesale digital platform and services, data centers, telecommunications tower business, and infrastructure services business.

The domestic and international wholesale traffic, wholesale network and wholesale digital platform and services that we offer comprise network services, data and internet, as well as interconnection services, value added services, voice-hubbing, A2P SMS, platforms, and solutions.

We earn revenue from interconnection services that we provide other telecommunications operators that utilize our network and infrastructure in Indonesia, both for calls that terminate at and calls that transit via our network. Similarly, we also pay interconnection fees to other telecommunications operators when we use their networks to connect a call from our customers. Interconnection services that we provide to other telecommunications operators comprise domestic and international interconnection services. With regards to our telecommunications tower business, we lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. As of December 31, 2022, we have approximately 40,588 towers, comprising approximately 35,418 towers owned by Mitratel, approximately 477 towers owned by Telkom (PAK), and approximately 4,693 towers owned by Telkomsel. We aim to consistently expand our telecommunications tower business as we believe this is a strategic business in the telecommunications industry and intend to increase our tower rental revenues. We also seek to improve our operation and maintenance efficiency by digitizing our internal business processes.

In 2020, Mitratel entered into a conditional sale and purchase agreement to acquire 6,050 communication towers from Telkomsel, 1,911 of which were transferred to Mitratel in October 2020 and 4,139 of which were transferred in February 2021. In February 2021, Mitratel acquired a 5% equity interest in PT Persada Sokka Tama (which therefore became a wholly-owned subsidiary of Mitratel as a result). In August 2021, Mitratel acquired 798 towers from Telkom and also entered into an agreement to acquire 4,000 towers from Telkomsel. In 2022, Mitratel acquired 49 towers from multiple providers as well as a 6,012 kilometer fiber cable network. As of December 31, 2022, Mitratel owned 35,418 towers. In February 2023, Mitratel further acquired 997 telecommunication towers from Indosat.

We provide managed infrastructure and network services by performing network construction and maintenance, including laying and maintaining submarine cable, and energy solutions for telecommunications infrastructure ecosystems. We accomplish this by leveraging existing businesses in our portfolio and developing in-house capabilities and innovative solutions. As part of our infrastructure portfolio, we have developed energy management solutions. As such, we completed the delivery and installation of diesel power plants in the Kalimantan and Sulawesi regions in 2017; after completion of this project, we were engaged by an SOE into 2023 to manage the maintenance of some of the diesel engines we had delivered and installed. In 2017, construction was completed for the SEA-US submarine cable which connects California to Manado, Indonesia, and by extension to the Indonesia Global Gateway ("IGG") submarine cable, which connects major cities in Indonesia as well as the SEA-ME-WE 5 and SEA-US cable systems. In 2022, we completed construction of the second gateway that we own, a gateway to the SEA-US cable in Manado which adds to our bandwidth, provides direct connections to multiple cable routes and improves our network reliability through redundancy. We plan to add additional landing points in the future for redundancy and further deploy submarine cables in the future.

Globally, telecommunications tower providers are optimizing value creation by embracing new growth opportunities. They are shifting from providing basic interconnection services to also providing a broad range of support including fiber optic services and mini data centers to customers. Increases in data usage and high bandwidth applications are making it necessary to compute and store data closer to customer premises, which tower providers are taking advantage of by setting up edge computing on tower sites. Further, by deploying micro data centers close to the network edge, telecommunications tower providers may be able to enable ultra-reliable low latency communication in 5G services that could unlock new business opportunities. Demand for and reliance on edge computing technology is also expected to increase with the emergence and development of high throughput and low latency applications such as high-speed video services, augmented reality and virtual reality applications, autonomous driving and other communication applications. We expect the future deployment of 5G technology will also provide growth opportunities to our wholesale segment. The deployment of 5G technology in Indonesia is subject to various factors and conditions, but we intend to pioneer such deployment in a cost-efficient and phased approach to offer 5G wholesale services in Indonesia.

Our A2P SMS services experienced a slight increase in demand in 2022 as a result of changed consumption habits from the COVID-19 pandemic, namely an increase in the use of mobile applications that use A2P SMS for authentication or notifications.

In 2022, we continued to consolidate and expand our data center capabilities, including our cloud services and marketplace services. We began consolidating our data center business under our subsidiary, PT Telkom Data Ekosistem (TDE) in 2021 by transferring our under-construction Cikarang HyperScale data center. In 2022, we transferred our enterprise data center business in Sentul, Serpong and Surabaya from Telkom Sigma. TDE continues to expand the capacity of our HyperScale data center in Cikarang and has begun building a second HyperScale data center, in Batam. We plan to continue consolidating our domestic and international data centers under TDE in the future and to expand capacity in order to become market leader in the data center ecosystem.

Our subsidiary, PT Telekomunikasi Indonesia Internasional (“Telin”), continues to strengthen its international business. Telin has developed its NeuAPIX cloud-based CPaaS services to provide small, medium and large companies and business owners with omni-channel communication features (bots and live chats, real-time voice capabilities, SMS, emails, video calls and messaging services such as Line or Facebook messenger). Telin also offers NeuTrafiX, a web-based public exchange platform for connecting buyers and sellers for wholesale trading of voice, SMS and virtual numbers. Telin also manages data centers in Singapore, Hong Kong, and Timor-Leste.

We also have limited operations and/or interests in a number of jurisdictions outside Indonesia in telecommunications and data-related areas. Our subsidiary, Telin, manages our international operations in the following jurisdictions:

●	Singapore, through Telekomunikasi Indonesia International Pte. Ltd. (“Telin Singapore”), where we operate as an end-to-end information and communication technology provider, providing cloud and connectivity, wholesale voice services, data center and managed services;
●	Hong Kong, through Telekomunikasi Indonesia International Ltd. (“Telin Hong Kong”), where we provide wholesale voice services, wholesale data services, retail mobile services as an MVNO, and where we also operate a GraPARI center and a data center;

●	Timor-Leste, through Telekomunikasi Indonesia International S.A. (“Telkomcel”), where we provide mobile cellular services, enterprise solutions, wholesale and international services and operate a data center;
●	Australia, through Telekomunikasi Indonesia International Pty. Ltd. (“Telin Australia”), where we provide enterprise solutions, wholesale and international services;
●	Taiwan, through Telin Taiwan Limited as an indirect subsidiary of Telin, where we provide retail mobile services as a MVNO, digital retail services and operate a GraPARI center;
●	Malaysia, through Telekomunikasi Indonesia International Sdn. Bhd. (“Telin Malaysia”), where we hold a majority ownership interest in a joint venture that provides international airtime services and support, wholesale voice services, enterprise solutions as well as wholesale and international services;
●	The United States, through Telekomunikasi Indonesia International Inc. (“Telin USA”), where we provide data services, internet connectivity services (including operating Point of Presence, peering and transit services) and wholesale voice services;
●	Myanmar, through a branch office, where we provide data connectivity service;
●	Dubai, through a branch office, where we provide wholesale voice services, wholesale data services and enterprise services;
●	The United Kingdom, through a sales representative, where we provide wholesale data services and enterprise services; and
●	The Philippines, through a sales representative, where we provide wholesale data services and enterprise services.

We regularly assess these overseas operations, their profitability, prospects and strategic positioning in order to optimize our portfolio structure. We may make further investments or divest existing investments from time to time based on such assessments. In Indonesia, we continue to monitor the potential for further consolidation in the telecommunications tower business.

As of the date hereof, the COVID-19 pandemic has not materially impacted the number of our wholesale customers. However, the COVID-19 pandemic has led to supply chain disruptions that have contributed to a global chip shortage which has affected our ability to obtain certain equipment and related equipment technicians from abroad, especially for data centers, in 2021 and 2022.

5. Other segments

Digital Services

Our digital services portfolio primarily comprises media and edutainment services targeted to digital consumers. Our diverse digital portfolio is clustered into a smart platform and gives access to digital contents and e-commerce. We also manage a venture capital fund through our subsidiary, PT Metra Digital Investama (also known as “MDI Ventures”) to invest in digital startups. Our smart platform business line consists of digital advertising, intelligent applications, big data, IoT, and financial services. Our financial services offering focuses on creating a digital financial ecosystem by offering digital payment solutions. For example, LinkAja (formerly known as T-Cash) is an electronic money service by Telkomsel that enables Telkomsel consumers to perform banking activities such as paying bills, transferring funds, and making online and offline retail payments on our consumers' smartphones and/or feature phones. In January 2018, we acquired a 30% equity interest in Cellum, a financial technology company which provides a digital wallet platform to strengthen our financial technology capability. On February 22, 2019, T-Cash changed its brand name to LinkAja after Telkomsel entered into a non-cash share subscription for shares in Finarya. The comprehensive financial services offered by LinkAja are expected to further accelerate financial inclusion and foster the development of a cashless society as envisioned by the Government in its Non-Cash National Movement Program. As at the date hereof, Telkomsel owns a 24.83% equity interest in Finarya investment and strategic partnership with GoTo will also allow us to expand our digital ecosystem, benefit from co-branding and joint promotional activities and bring us closer to customers of digital services.

Telkomsel established TED as a holding company for digital businesses in the edu-tech, health-tech and gaming sectors. TED intends to collaborate with Indonesian startups, investors, and stakeholders in the digital industry. As an example, TED has partnered with Agate, one of the largest game developers in Indonesia, to expand access to locally made games and so open opportunities for local creators in Indonesia’s gaming ecosystem.

In 2022, we introduced a new brand, Leap, as an umbrella brand for all of our digital transformation products and services. We seek to use Leap to help achieve Indonesia's digital sovereignty by creating technological solutions through collaboration and innovation.

Our big data and smart platform is a business we carry out by acting as a platform enabler providing common horizontal solution components that can be used across industries and market segments. We provide an IoT platform, Antares, for the enterprise segment that can be used in multiple environments and industries such as for smart connected airports or smart manufacturing. Developers can also use the platform to create and test IoT products. We also offer our enterprise customers big data solutions, analytics and deep insight tools through our big data platform, BigBox, to meet their operational and business needs for decision-making, governance, strategy, and even assessing their prospects.

We also operate an ad exchange platform that brings publishers, advertisers, and agencies together to be able to carry out digital advertising activities effectively and efficiently by linking buyers to sellers in one advertising marketplace. Our digital advertising services provide digital advertising media solutions, integrated with our advertisement exchange platform called TADEX, which brings publishers, advertisers, and agencies together to be able to carry out digital advertising activities effectively and efficiently by linking buyers to sellers in one advertising marketplace. We also deliver services such as a digital advertising agency, integrated digital media, and big data analytics. In 2022, TADEX partnered with Uzone.id by bringing them on as one of TADEX's digital media partners.

Our digital content portfolio comprises music and gaming. We manage our digital content portfolio across the Group and also manage the relevant value chains which mainly consist of sourcing content, providing the content platform, dealing with payments and marketing. Our digital content portfolio focuses on providing consumers with a mobile entertainment experience. It targets different consumer segments and leverages Telkomsel's trusted billing system to facilitate transactions. It offers applications for music (e.g., Langit Musik for music streaming and an application for ringtones called Nada Sambung Pribadi) and games (e.g., Upoint.id and Dunia Games, which combines game content data for several games with game vouchers). We launched online games and started developing gaming communities to expand our customer experience in that area in 2019 and we further developed this type of offering in 2020 with the publication of new games and a team specifically dedicated to developing this business. In 2021, our e-commerce business focused on B2B e-commerce opportunities through Pasar Digital UMKM in collaboration with the Ministry of State-Owned Enterprises to expand the business and micro, small and medium enterprises (MSME) ecosystem in accordance with our digitization program. We also have Xooply, which provides a B2B marketplace to our clients beyond Indonesian SOEs. Xooply is registered with the Government Procurement Policy Institute, which enables it to sell to the Government. Both services support transactions between our Enterprise segment and MSME Indonesian suppliers and have enabled us to increase the number of merchants and customers on our platform, which we believe contributed to the resilience of local supply chains during the continuing COVID-19 pandemic. In 2022, we acquired TelkomSigma with a Rp2.6 trillion capital investment as part of our goal of providing leading B2B IT digital services.

Property Management

Consistent with our strategy to accelerate digital ecosystem creation, we prioritize increasing network-related building and equipment asset utilization that expands our digital capacity. We also construct data centers for data intensive areas while leveraging our sizeable property asset portfolio in markets with lower data usage through external partnerships and collaborations. In addition, we seek efficient space allocation for our legacy network equipment and to provide an enjoyable office experience for our employees. We execute our leveraging initiatives and space reconditioning through our subsidiary, PT Graha Sarana Duta ("Telkom Property"), which offers services such as property development (planning, development, and construction of property area), property leasing (property rent and leasing), property facilities (business line engaged in retail and leasing, transportation management system) and property management (building management, mall, apartment, and security services). These services contribute to the increase of our property asset utilization and diversification of our digital ecosystem.

During 2022, we continued to focus on buildings and space conversions into data centers to accelerate services and products digitalization within areas of high traffic. We brought back our property improvement efforts in 2022 after putting them on hold in the middle of 2021 due to the Delta variant surge and social activity restrictions imposed by the Government. Our improvement projects began recovering in the fourth quarter of 2021 and continued to recover in 2022 as we continued to adapt our properties to support the digital business ecosystem by delivering e-commerce co-warehousing and fulfillment center collaboration and cloud kitchen facilities partnerships. We also commercialized a standalone restaurant branch in cooperation with a global fast-food chain which is expected to increase our property value and generate a new, non-operating revenue stream. Moreover, we are currently in the process of gradually modernizing our building management on an ongoing basis by digitalizing its facilities, amenities and visitor access management.

In addition to leveraging our idle properties through partnerships as described above, we incorporate our digital competence and product solutions into our offerings. For example, we provide network connectivity or internet access to our tenants or their customers as additional amenities. These digital features contribute to the increased value of our asset offerings and help to diversify our digital ecosystem. We also create partnerships with digital workplace enterprises through a co-working space business initiative. In addition to generating income, our property business also serves internal customers as part of our "group synergy projects" by providing efficient space allocation for our network equipment and an enjoyable work environment for our employees, partners, and subsidiaries. Such property assets come in the form of buildings that function as our network nodes, sales points, customer service centers, headquarters and branch offices, other businesses, functions, and land banks. Our goal for these projects is to achieve cost efficiency through economies of scale.

Network Infrastructure and Development

In line with our vision and mission, we classify our network infrastructure into two categories, namely: (i) our national network infrastructure (including IT, cyber security and services), to support our Indonesia Cyber Core program and (ii) our international network infrastructure, to support our international expansion program.

National Network

We believe infrastructure development and the provision of connectivity are crucial aspects in our vision to be the most preferred digital telecommunication company. In 2022, we continued aligning our Group IT, fostering digitization to improve our internal capabilities and digitalization to enhance our services for customers while continue building Next-Gen Network capabilities, as part of our Corporate Strategic Plan. We also executed other main objectives consisting of providing digital connectivity service innovation, strengthening cybersecurity across all our operations and services, improving network quality, accelerating future state architecture implementation, improving CAPEX/OPEX efficiency, reinventing our operating model and improving talent management. To date, we have not experienced any successful cyberattack that has materially affected our operations, though some have disrupted our website in the past. See " Item 3. Key Information — Risk Factors — Risks Related to Our Business — Our networks face both potential physical and cyber security threats, such as theft, vandalism and acts intended to disrupt our operations, which could materially and adversely affect our operating results". We continue to conduct annual vulnerability assessments of our software and networks and we make cyber security trainings available to all employees. To align with the Government's renewable energy goals, we are conducting an assessment of the use of solar cell technology in our operations center and plan to conduct a pilot project in 2023. We continue to pursue the development of our network infrastructure to offer more efficient and cost-competitive services, in line with the Government's Indonesia Broadband Plan which lays out the Government's aspirations to accelerate and expand broadband penetration in Indonesia. The COVID-19 pandemic has also highlighted the need to accelerate digitization and the deployment of 5G technology in Indonesia. In addition, we aim to continue to develop and improve our network infrastructure with a view to developing a high-quality, efficient and competitive infrastructure in terms of costs for delivery of services.

As a result, we continue to actively develop infrastructure to support technology and information services with a focus on growing digital service innovation. Our digital business domain consists of digital connectivity, digital platform, and digital services.

We actively develop network, information technology, cyber security and products (services and solution) to support the growth of our business portfolio. We continue to actualize enablement of digitization in Indonesia through our

Indonesia Cyber Core program which comprises three components, namely id-Service ("id-SEV"), id-Convergence ("id-COV") and id-Network ("id-NET"), described below:

•

id-SEV: represents our strategy of developing excellent digital connectivity products to maintain our leadership in the market, while boosting innovation of digital and cyber security services to leverage our services and solutions for our customers. Digital connectivity services consists of broadband internet, data communication, voice communication and Wi-Fi services for fixed and mobile customers. In order to leverage our services, we also work to improve and enrich our digital services such as games, video/TV, education, e-commerce, mobile payment, travel, crowd-sourcing and health. In order to provide digital services, we have developed an application platform infrastructure, data management platform infrastructure, graphical processing unit farming infrastructure, in-memory database infrastructure, artificial intelligent infrastructure, and big data platform infrastructure. We are committed to continuously innovate and improve our product quality for a better customer experience.

●	id-COV: represents our strategy to support our digital platform business. We focus on aligning and integrating our digital platform to ensure the reliability of the digital platform in delivering our services and solutions. We also focus on leveraging our data center facilities and innovative cloud platform to deliver better B2B digital solutions, serve data center global customers and strengthen our data center business. In order to realize this strategy, we are strengthening our neuCentrIX data centers and are building two HyperScale data centers near Jakarta and in Batam, each with an expected total capacity of approximately 75 MW (IT load of 51 MW) when completed. In contrast, neuCentrIX data centers are relatively small data centers located on the network edge. We operate 19 neuCentrIX data centers in Indonesia and license the brand for use in data centers elsewhere. We are also improving our cyber security platform and strengthening our cyber security to improve our capability to better serve potential markets. Since data security is also becoming a major concern of our customers, we are developing a data governance council for Telkom to ensure data regulation and compliance with the Government’s policies. We provide a smart platform to support digital businesses in such areas as data centers, cloud computing, IoT, machine-to-machine technology, security, big data/artificial intelligence, augmented reality, virtual reality and blockchain payments. In order to provide the best interconnected platform and ensure the reliability and scalability of the services and solutions we offer, we intend to continue utilizing our data center facilities and our cloud management platform, developing and providing some systems of vulnerability management platform, security insight platform, full-stack big data platform, multimedia data extraction, and various standalone and embedded artificial intelligence capabilities.
●id-NET: represents our strategy to build a state of the art, resilient network architecture consisting of next generation access (FTTH, 5G, Wi-Fi, IODN, and satellite infrastructure) adoption, architecture simplification on multi-services aggregation (metro network re-engineering, service edge computing) and backbone networks (fiber optic backbone, point of presence, international gateway). We also address future digital services readiness concerns by initiating cloud-based network implementation in our service control (e.g., SDN/NFV, SD-WAN, and BNG, among others). All of our initiatives are aligned with our strategy to expand fiber optic coverage nationwide with technologies such as FTTH, 4G/5G BTS and access point development to provide best quality services for all customers. This strategy also intends to continue to modernize our legacy node service network by replacing our copper cable network with fiber optic cables to optimize our network quality and performance in service delivery across multiple customer segments including retail (home), enterprise and BTS network of mobile customers and other operators. In terms of our strategy for our backbone network, we are continuously developing our international fiber optic backbone and have joined the Bifrost and SEA-ME-WE 6 submarine cable consortium. We operate our own satellites, Telkom-3S and Telkom-4 (Merah Putih), in order to deliver better ICT services to remote areas within Indonesia and also to reduce our dependence on foreign satellite operators for capacity. We believe that by excelling in digital connectivity infrastructure, we will be better positioned to take advantage of opportunities to grow our digital connectivity revenue stream and lay a strong foundation for two other digital business domains (digital service and digital platform) as well as deliver a better customer experience.

Cellular Network

Our cellular services, which are operated by our subsidiary Telkomsel, provide the most extensive network coverage of any cellular operator in Indonesia. Telkomsel operates on the GSM/DCS, GPRS, EDGE, 3.5G, 4G/LTE and 5G networks. Telkomsel has a wide spectrum with 15 MHz in the 800/900 MHz frequency bands, 22.5 MHz of contiguous spectrum in the 1.8 GHz frequency band, 20 MHz in the 2.1 GHz frequency band and 50 MHz of contiguous spectrum in the 2.3 GHz frequency band. All spectrums are already using a neutral technology which is able to accommodate GSM/DCS, 3G, 4G and 5G network based on Telkomsel needs. The range of cellular services on the GSM network provided by Telkomsel extends to all cities and districts in Indonesia. In 2022, Telkomsel added 14,078 new BTS representing a 29.4% decrease in new BTS compared to 2021 in line with its initiative to gradually upgrade 3G services to 4G and build a total of 27,507 additional 4G BTS during 2022, including both new and upgraded BTS. As of December 31, 2022, Telkomsel's digital network was supported by 265,194 BTS (consisting of 50,158 2G BTS, 49,632 3G BTS, 165,120 4G BTS and 284 5G BTS).

In October 2020, Telkomsel and Mitratel entered into a conditional sale and purchase agreement for the sale of 6,050 telecommunications towers to Mitratel for Rp10.3 trillion. The transfer process was carried out gradually, starting with the transfer of 1,911 towers in October 2020 followed by the transfer of the remaining 4,139 towers in February 2021. The commitment continued whereby Mitratel purchased an additional 4,000 telecommunications towers from Telkomsel for Rp6.2 trillion in September 2021 and an additional 6,000 telecommunication towers from Telkomsel for Rp10.3 trillion in July 2022. Telkomsel intends to focus on its main business as a digital telecommunications company and accelerate the pace of digitalization in Indonesia and expand opportunities for customers to transition to a digital lifestyle.

Data and Internet Network

In 2022, we continued to improve the quality of our data network by installing additional capacity and coverage. As of December 31, 2022, we provided broadband access through fiber optic cable to more than 37 million homes. As of December 31, 2022, our metro ethernet network had an aggregate installed capacity of 1,293 Gbps. We use the metro ethernet both to provide broadband services throughout Indonesia and as the main link for IndiHome broadband services, softswitches and IMS related to voice services, video services, enterprise VPN services and GPON broadband services related to mobile backhaul and corporate business solutions.

As of December 31, 2022, we have extended the capacity of our internet gateway to reach an aggregate installed capacity of 18,500 Gbps. We believe this ensures that our gateway has adequate capacity for expected peak surges in traffic and we are prepared to add more capacity in the future as necessary to accommodate future growth in traffic. In 2022, we operated content delivery networks with an aggregate content delivery capacity of 14,572 Gbps in collaboration with Google, Facebook, Akamai, EdgeCast, Level3, Yahoo, ChinaNet, VDMS, Conversant, Zenlayer, and OTT video content providers such as iFlix and Catchplay+.

As of December 31, 2022, we had 64 points of presence in 49 cities in Indonesia: including 12 main points of presence in Batam (at Batam Center and Bukit Dangas), Jakarta (at Jatinegara and Cikupa), Surabaya (at Rungkut and Kebalen), Manado (at Manado Centrum and Manado Paniki), Makasar (at Pettarani and Balaikota) and Banjarmasin (Banjarmasin and Ulin), and 52 primary and secondary points of presence throughout Indonesia. In 2022, we added two primary points of presence in Palu.

Throughout 2022, we consistently deployed additional access points across Indonesia to enhance our wifi coverage and business model, while also choosing to dismantle certain access points that provided Wi-Fi services in locations where there was low utilization. In 2022, we expanded our Wi-Fi business by offering Wifi Manage Service using ONT Premium, which allows small and medium enterprises to purchase Wi-Fi at various bandwidth levels and with various additional services. As of December 31, 2022, we had installed a total of 391,317 access points (consisting of 136,170 managed access points, 221,000 home spots and 34,147 ONT Premium access points).

Data Centers

As of December 31, 2022, we operated 28 data centers (23 data centers in Indonesia and five overseas). Telin operated five overseas data centers with a total capacity of 18 MW consisting of three in Singapore, one in Timor-Leste and one in Hong Kong. Our 19 neuCentrIX data centers in Indonesia had an aggregate capacity of 1,280 racks. TDE operated three enterprise data centers with a classification of tier 3 or tier 4 in Indonesia (at Serpong, Sentul, and Surabaya) with a total IT load capacity of 15.9 MW (Telkom Sigma transferred these data centers to TDE in 2022 as part of a portfolio consolidation) and one HyperScale data center with a classification of tier 3 or tier 4 in Indonesia (at Cikarang) with a total designed IT load capacity of up to 51 MW across three campuses. In 2022, we expanded our neuCentrIX data center capacity and services, which target enterprise and wholesale customers, by creating a digital hub experience under the neuCentrIX umbrella brand to provide various connectivity services for digital businesses. We expanded seven of our existing neuCentrIX data centers. We are currently building new neuCentrIX data centers in four locations in Indonesia that will provide carrier neutral connectivity and multiple custom-made services for enterprise clients throughout the Asia Pacific region. In December 2022, TDE conducted the ground breaking ceremony for our second HyperScale data center in Batam. This data center will be built on up to eight hectares of land and will consist of three campuses. It is designed to have a total designed IT load capacity of up to 51 MW. With the capabilities of our data centers and network, we are able to provide integrated data storage solutions to companies across the Asia-Pacific region.

Transmission Network

In 2022, we focused on the reinforcement of our domestic backbone network reliability and continued developing our broadband network, which serves as the backbone for our entire network infrastructure. Our backbone telecommunications network consists of transmission networks, switching facilities and core routers, which connect multiple access nodes. The transmission links between nodes and switching facilities comprise a terrestrial transmission network, in particular fiber optic, microwave and submarine cable systems, as well as satellite transmission networks and other transmission technologies. During the COVID-19 pandemic, data traffic significantly increased due to the implementation of various measures for ensuring the health and safety of the public, such as working and studying from home. We took preemptive steps to ensure the reliability of our network and limit congestion issues, in particular in urban areas. We did so by increasing our network capacity, prioritizing sensitive areas to ensure they would not suffer from disruptions (certain key state agencies or ministries for instance, and key backbone connection links within our network), allocating more resources to monitor our network, either from our integrated operation centers or by sending teams of technicians on the field for controlling the physical integrity of our systems and the existence of potential intrusions.We believe our proactive approach was successful in avoiding significant disruptions, slow data traffic and congestion during the COVID-19 pandemic despite practical difficulties related to the implementation of COVID-19 related restrictions, however such restrictions are no longer in force.

Communications Cable System

As of December 31, 2022, our transmission network comprised 27 backbone rings in Indonesia with an aggregate installed capacity of 148,100 Gbps and our fiber optic backbone network totaled 108,566 km domestically (compared to 106,185 km as at December 31, 2021). Our domestic fiber optic backbone network is supplemented by an international fiber optic backbone network totaling 64,700 km.

In 2019, we began deployment of several submarine cable systems in order to strengthen our fiber optic backbone. In western Indonesia, we completed the deployment of the 632.12 km long SLM (Sabang-Lhokseumawe-Medan) submarine cable system in 2021, connecting the Sabang-Lhokseumawe cable system with the Lhokseumawe-Medan cable system. In eastern Indonesia, we completed deployment of the 283 km long PATARA (Papua Utara) submarine cable system in 2021, connecting Sentani and Sarmi. In Kalimantan, we completed the deployment of the 673 km long MATANUSA (Mangkajang-Tawao-Nunukan-Sangatta) cable system in 2021. We continue to progress on the deployment of our fiber optic backbone in eastern Indonesia. We completed the deployment of the 1,126 km long PATARA-2 submarine cable in 2022, connecting Sarmi and Waisei. In Sulawesi, we completed the deployment of the 436 km long LUMORI (Luwuk-Morowali-Kendari) submarine cable in 2021, connecting Luwuk, Bonepute, Kolaka and Kendari. When our JASUKA and IGG fiber optic cables were disconnected in the second quarter of 2022 due to an incident with an anchor, Telkom prioritized the repair of these two cables to ensure that we could provide sufficient network bandwidth.

We also intend to leverage Indonesia's strategic geographic location and to provide an alternative direct broadband connection between Europe, Asia and America. This was our strategic goal with the deployment of the IGG cable system to Indonesia in 2020. The IGG cable system connects two major submarine cable systems, namely SEA-ME-WE 5 and SEA-US. The IGG cable system also connects 12 major cities within Indonesia, including Batam, Jakarta, Surabaya, and Manado, spanning a length of 5,403 km. This cable system increases our domestic traffic capacity and ability to offer broadband services.

Satellites

In 2022, we operated two satellites, Telkom-3S and Telkom-4 (Merah Putih), and successfully retired our Telkom-2 satellite in May 2021 when it reached the end of its operational life.

We launched the Telkom-3S satellite in February 2017. The satellite started operating in April 2017. Telkom-3S provides coverage to Indonesia. It has a capacity of 42 transponders (equivalent to an aggregate of 49.00 TPE) consisting of (i) 24 standard C-band transponders, (ii) 8 extended C-band transponders, and (iii) 10 Ku-band transponders.

We launched the Telkom-4 (Merah Putih) satellite in August 2018 as a replacement for the Telkom-1 satellite which ceased operations in 2017. Telkom-4 began commercial operations in September 2018 and provides coverage to South Asia. It has a capacity of 60 transponders (equivalent to an aggregate of 60.00 TPE) consisting of (i) 24 standard C-band transponders, (ii) 24 standard C-band transponders, and (iii) 12 extended C-band transponders. We control our satellites from a main control station in Cibinong, Bogor in West Java. To ensure continuity of service, we operate a backup control station in Banjarmasin, South Kalimantan.

We lease capacity of 40.36 TPE (the transponder equivalent of 36 MHz) from the following satellites: Apstar-5C HTS (138 E) in the amount of 34.74 TPE, Apstar-9 (142 E) in the amount of 2.31 TPE, JCSAT 4B (124 E) in the amount of 2.30 TPE and MySat (142 E) in the amount 1.01 TPE.

In 2022, the Ministry of Communications and Information Technology awarded Telkomsat Starlink landing rights, enabling Telkomsat to operate an intermediary fiber optic network connecting our backbone infrastructure with distribution devices such as Base Transceiver Stations throughout Indonesia. We believe this will enable us to further expand access to our telecommunications networks in rural locations throughout Indonesia

By mid-2024, we expect to launch a high-throughput satellite using the C-band and Ku-band frequencies in the 113 E slot orbit. If we are successful, we expect this new satellite will help Telkomsat achieve a leading position among regional satellite service providers.

International Networks

We continue to develop our international network infrastructure in order to support our international expansion strategy and vision to be the "King of Digital in The Region." We operate international gateways in Batam, Jakarta, and Surabaya to route outgoing and incoming calls on our IDD service ("007" and "01017"). We also operate voice gateways in Singapore and Hong Kong to offer voice services from or to any countries. As of December 31, 2022, we owned and operated an international fiber optic backbone network totaling 64,700 km.

We are a member of multiple submarine cable consortiums, including Thailand-Indonesia-Singapore, two routes of Batam-Singapore, Dumai-Malacca, Asia-America Gateway, Southeast Asia-Japan, Southeast Asia-Middle East-Western Europe 5 (SEA-ME-WE 5), SEA-US and IGG, which connects major cities in Indonesia with Asia, Europe and the US. IGG also provides an express connection between the SEA-ME-WE 5 and SEA-US cable systems.

Moreover, we also operate and have rights of use for fiber optic infrastructure totaling 134,040 km in aggregate under a long-term telecommunication lease agreement with other global submarine cable operators/consortiums. This includes the following submarine cables: 10,000 km of the Japan-U.S. Cable Network (JUS), 9,620 km of the Unity/EAC-Pacific network, 11,629 km of the FASTER network, 2,700 km of the EAC-C2C network, 2,700 km of the APCN-2 network, 6,500 km of the Asia Pacific Gateway (APG) network, 7,000 km of the Asia Submarine-cable Express

(ASE)/Cahaya Malaysia network, 2,700 km of the TGN-Intra Asia (TGN-IA) network, 20,000 km of the Southeast Asia-Middle East-Western Europe 4 (SEA-ME-WE-4) network, 20,000 km of the Asia Africa Europe-1 (AAE-1) network, 8,100 km of the Bay of Bengal Gateway (BBG) network, 12,091 km of the Imewe network, 15,000 km of the Europe India Gateway (EIG) network, and 6,000 km of the Hibernia Transatlantic network.

In 2020, we deployed 10,500 km of submarine cable with the Southeast Asia-Japan Cable 2 (SJC2) consortium. In 2021, we commenced construction of a 15,000 km of submarine cable with the Bifrost Cable System consortium which will connect Singapore, Indonesia, the Philippines, Guam and the west coast of North America and is expected to be completed in 2024.

In 2022, Telkom joined the SEA-ME-WE-6 cable consortium, which is constructing a cable to connect Southeast Asia, the Middle East and Europe. The SEA-ME-WE 6 cable will connect Singapore, Malaysia, Bangladesh, Sri Lanka, India, Pakistan, Djibouti, Saudi Arabia, Egypt and France. This 19,200 km-long cable is expected to be completed in 2025, and will provide additional diversity and resilience for the significant amount of traffic between Asia and Europe. Compared with other options, the SEA-ME-WE 6 will offer one of the lowest latencies available between Southeast Asia, the Middle East and Western Europe and will have a capacity of more than 100 terabytes per second.

All of the submarine cables we use are equipped with open cable technology for efficient use of capacity, as well as fiber-level ownership to provide guaranteed bandwidth for each member of the cable consortium. The submarine cables are also monitored and supported 24/7 by the Telin WHOCC control center.

As at the date hereof, to support our international services for both voice and data, Telin operates 58 points of presence throughout the world, including 26 points of presence in Asia and the Middle East (12 in Indonesia which are used for supporting the international network, four in Singapore, three in Hong Kong, two in Kuala Lumpur, and one in each of Dili, Tokyo, Taipei, Yangon and Dubai), 19 points of presence in Europe (one in each of London, Amsterdam, Frankfurt, Warsaw, Vienna, St. Petersburg, Bucharest, Prague, Switzerland, Milan, Manchester, Leeds, Luxemburg, Edinburgh, Brussels, Sofia, Marseille, Paris, and Moscow), 13 points of presence in the United States and Canada (one in each of Montreal and Toronto, two in Los Angeles and one in each of Palo Alto, Ashburn, San Jose, New York, Guam, Hawaii, Seattle, San Francisco and Atlanta).

Geographic Distribution of Revenues

International expansion has become a necessity for us to be able to maintain and sustain a high growth rate. We are developing and expanding our business outside of Indonesia to broaden and diversify our market. The following table sets forth the distribution of our revenues by geographic markets for the years indicated therein.

	Years Ended December 31,
	2020	2021	2022
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
External Revenues
Indonesia	130,082	136,482	139,983	8,991
Foreign Countries	6,365	6,728	7,323	471
Total	136,447	143,210	147,306	9,462

Revenue Controls

As a customer-facing business, we face revenue leakage as a result of being unable to collect some revenues to which we are entitled. We mitigate this revenue leakage by implementing control functions in all of our existing business processes, cooperating with and sharing information between operating units to detect potential fraud, using revenue assurance methods, employing adequate policies and procedures, and implementing certain information system applications.

Overview of Telecommunication Services Rates

Under the Telecommunications Law and Government Regulation No.52/2000 on Organization in Telecommunications as partially revoked by Government Regulation No. 46 of 2021 on Post, Telecommunication, and Broadcasting, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type and structure and with respect to the price cap formula set by the Government.

a.           Telecommunication services tariffs

On March 31, 2021 the MoCI issued MOCI Regulation No. 5/2021, which provides regulations on tariffs of telecommunication services. Under MoCI Regulation No.5/2021, tariffs for the operation of telecommunication services consist of the following:

•	basic telephony services tariff;
•	value added telephony services tariff;
•	roaming tariff; and/or
•	multimedia services tariff

with the following traffic structure:

•	activation fee;
•	monthly subscription charges; and/or
•	usage charges.

b.           Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators. In addition, based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 of the DGPI, the DGPI required our Company and Telkomsel to submit Reference Interconnection Offer ("RIO") proposals to the Indonesian Telecommunication Regulatory Body ("ITRB") for evaluation on an annual basis. Subsequently, the ITRB in its letters No.60/BRTI/III/2014 and No.125/BRTI/IV/2014 approved our Company's and Telkomsel's RIO revisions and approved an SMS interconnection tariff at Rp24 per SMS. On January 18, 2017, ITRB in its letters No.20/BRTI/DPI/I/2017 and No.21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel's RIO in 2014 until the new interconnection tariff is set.

c.           Network lease tariffs

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

d.           Tariffs for other services

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

Mobile Customers

In 2022, we executed a strategy for our mobile customers of hyper personalization through dynamic segmentation and customer value management by targeting specific groups of customers through marketing campaigns. We also improved profitability and ARPU by harmonizing prices across different product portfolios. Telkomsel continues to provide products and services that are addressed to customer needs, including a variety of packages available to customers across all Telkomsel channels and physical outlets. Telkomsel also continues to encourage higher data usage, including by enriching its digital products, collaborating with strategic partners and providing seamless experiences. We believe this strategy will ultimately create value for customers and improve their productivity.

In 2022, Telkomsel continued to implement and incentivize healthier business practice in the industry through price adjustments after competing intensely on prices in the past. Major competitors also implemented price rationalization initiatives, suggesting that industry prices will remain at more sustainable levels than in recent years. In other strategic initiatives, we have implemented targeted personalized offerings to improve ARPU, network optimization, cost optimization and strengthening of core broadband through digital services. We enhanced our digital lifestyle related video and games content, including building up the positioning of MAXstream in the video streaming industry through expanded partnerships with major content partners and our own MAXstream originals. We also expanded our footprint in the mobile gaming industry by providing a complete solution that cultivates the gaming community and we entered into game publishing through our Dunia Games brand. We have continued to develop Telkomsel Orbit, a home wireless internet service, as an effort to leverage our strong network capacity. As of December 31, 2022, we had 156.8 million cellular subscribers, comprising 149.7 million prepaid subscribers, 7.1 million postpaid subscribers and 120.9 million mobile broadband customers.

Consumer Customers

In 2022, IndiHome was our main product targeting the consumer customer market. Since 2019, our consumer segment included apartment and premium cluster customers in addition to our traditional, purely residential customer base. There is increasing competition for customers in apartments and premium clusters. We enhanced our services offered to this wider customer base in terms of quality and improved our customers' experience through our program "You Are First", which focuses on making our customers our first priority. As part of this program, we organize activities and designed loyalty programs to continually engage with these customers. We also improved network equipment and response time to handle disturbances and disruptions.

With various marketing strategies, from discount to value innovation, we are able to offer products which we believe offer attractive value. We offer these products through various sales channels, including digital channels, and carry out campaigns and year-round promotions and festive campaigns as follows:

●	Aktivitas Tanpa Batas ("Unlimited Activities") was the tagline that represented our marketing campaign and theme in 2022. IndiHome carried out a series of promotional campaign and activities covering product offerings, our brand story, gimmicks, and special offerings. We used these to emphasize that IndiHome enables people to work, study, learn, create value, and carry out many other activities from home. IndiHome also conducted major campaigns such as 11.11 and 12.12 sales days to generate sales leads of potential subscribers.
●	In addition to its core business activities, IndiHome provided near weekly support to dozens of multi-sectoral activities such as sports, e-sports, art, literacy and education throughout Indonesia in 2022. In this, we collaborated with government entities, communities, other brands and companies. For example, IndiHome provided fiber optic internet infrastructure for the Indonesian MotoGP race in March 2022. Other entities and events that we have worked with in the past include MotoGP Mandalika, the IndiHome Gideon Badminton Academy, the International Basketball Federation, the IndiHome Blog Competition and the FIFA World Cup, among others. We use the IndiHome Limitless E-Sport Academy to seek out and develop talented individuals who can represent Indonesia in international e-sports competitions, including in the Southeast Asian championship in 2022.

In 2022, our sales strategy focused on implementing a value-based pricing of our products and services allowing our selling prices to better reflect local conditions in different areas of Indonesia, while providing our customers with superior bundled products and faster and enhanced services. We also carry out branding campaigns to attract new customers, including those may be served by our competitors.

We also intensified our efforts to provide tailored service to customers by using customer profiles created through the compilation of customer data to personalize services and offer products which may be attractive to customers based on their profile. We also rely on an end-to-end traceable customer relationship management process, which allows us to identify and rectify problems as they happen, rather than waiting for customers to alert us to such issues. In doing so, we proactively solve problems before customers are inconvenienced. As of December 31, 2022, we had 9.2 million fixed broadband IndiHome subscribers.

Enterprise Customers

For our enterprise customers, we have been implementing a marketing strategy to attract high-end market enterprise customers using strategic key account management with the aim of improving our relationship with customers through a cooperative process in designing services customized for strategic accounts. We also have a transformative digital marketing strategy which comprises: (i) lead enterprise digital transformation agendas (including SOE) and strengthening market position for our product portfolio to became a leading digital connectivity player by bandwidth share in the enterprise segment, (ii) empower SMEs through digital platform to gain better market access, fund access, and information and technology access as part of supporting Indonesia’s digital transformation agendas, and (iii) become a trusted ICT partner for the Government to support key national digital agendas ("Making Indonesia 4.0" and "One Data Indonesia").

In 2022, our sales strategy comprised providing customer support through the following points of contact:

●	Enterprise Account Managers for the large enterprise segment serve as a single point of interaction to provide end-to-end service to such customers, from initiation of the relationship to after-sales services by leveraging end-to-end digitalization with an application-based process,
●	Government Account Managers serve Government ICT digital needs and support Government Relationship Officers in managing relationships with our Government customers to increase the quality of our services and thus encourage contract renewal,
●	Business Account Managers serve medium-sized MSME customers while Tele Account Managers serve small and micro-sized MSME customers. Both are supported by value-added reseller third-parties which help sell Telkom's MSME products, a reliable digital channel, and advanced mobile applications that provide additional products or services with the purchase of an initial or qualifying item.

Wholesale and International Business Customers

Our wholesale and international business customers are mainly domestic Other Licensed Operators, service providers, digital players, global wholesalers and carriers, and enterprises that are related to our products or services (e.g., overseas data centers and international connectivity). We also serve retail customers in our international operations as a MNO and MVNO.

For our wholesale and international business customers, we focus on: (i) offering attractive business schemes for our voice traffic portfolio to leverage such benefits to increase retail traffic, through the bundling of voice traffic products at competitive prices that are compatible with the quality of the service offered, (ii) improving services, such as quality and coverage, for overseas data center and connectivity customers, (iii) offering an end-to-end tower solution to customers both for core tower services such as "built to suit" (a tower rental service tailored to the preferred location and specifications of the first tenant or anchor tenant for the relevant tower), co-location and adjacent tower services such as site maintenance, and other related services, and (iv) exploring our regional market by providing submarine cable laying and maintenance services.

We also provide customer service management for wholesale and international customers through account managers, digital touchpoints, and 24-hour customer care support. We keep developing the capability and competency of our account management team to improve our capability to deliver excellent service and strong engagement with our customers. To get a better understanding of our customers' needs and feedback, we conduct surveys periodically through digital touchpoints and interviews, and their outcomes generally result in new improvement programs.

Digital Service Customers

For our digital service customers, our marketing strategy focuses on strengthening and improving digital innovation, including by:

●enriching digital content;
•	creating digital services with unique features;
•	improving brand, platform, operations, and customer experiences;
•	building digital business models to support Indonesia's digital economics;
•	leveraging our assets and inventory to obtain increasing insight into digital services and customer experience; and
•	growing the portfolio of our digital business through investment in digital startups in order to be a part of Indonesia's digital ecosystem.

We tailor our sales strategy to each particular digital business and our digital customers' needs. We offer customer care and channel management, including through contact centers, dedicated account management for large enterprises, websites, and social media.

Our digital service customers program focuses on improving IndiHome services. For example, we promote the myIndiHome application as a digital touchpoint for IndiHome’s customers, which also offers Disney+ Hotstar in a starter bundle package, Indibox as a source of value-added services (e.g., video content, games, and certain Google applications), GameQoo as a cloud gaming service and also IndiHome Smart as an IoT home service. Customers can enjoy these value added services by subscribing and paying an additional price.

Distribution Channels

The following are our primary distribution channels for our products and services:

●Face-to-face customer service points include walk-in customer service points and mobile units, where customers have access to the full range of Telkom and Telkomsel's products and services, including billing, payment, subscription cancellation, promotions, and complaint handling. Plasa Telkom outlets provide access to Telkom products and services while GraPARI centers provide access to Telkomsel products and services. We had 22 Plasa Telkom Digital outlets as of December 31, 2022, some of which offer both Telkom and Telkomsel products. As of December 31, 2022, we managed 387 Plasa Telkom outlets and 372 GraPARI centers in Indonesia (including nine GraPARI Telkom Group centers). The GraPARI Telkom Group centers provide the most comprehensive services for both retail and corporate customers of Telkom and Telkomsel. Several of our GraPARI centers operate on a 24-hour basis. As of December 31, 2022, we operated 750 IndiHome sales cars which are sales points located in vehicles that travel to reach customers across the country.
•

Authorized dealers, retail outlets and modern channels are distribution outlets for Telkomsel products such as starter packs, prepaid SIM cards and top-up vouchers. We operate an extensive network of authorized dealers and retail outlets across Indonesia. These dealers are non-exclusive, and receive a discount on all of the products they receive. In 2022, we noticed the continuation of a shift from traditional channels to modern channels due to the changing behaviors of consumers during the COVID-19 pandemic. More consumers sought to avoid or limit physical interactions or had to do so to comply with social distancing measures and guidelines. In doing this, they preferred transacting online, using the internet of dedicated mobile applications rather than transacting in traditional outlets. Digitalization and the implementation of digital and transformative strategies by various private companies and public institutions and agencies facilitates the increase in transaction volumes through modern channels, hence the rapid development of e-commerce, the fintech sector, e-money, and delivery services. Telkomsel has been monitoring those changes to adapt and redefine the key performance indicators it uses for rewarding partners and to assist them in optimizing their business models to increase sales.

•

Partnership Stores are extensions of our distribution channels, in cooperation with a variety of third-party marketing outlets such as computer or electronic stores, banks through their ATM networks and others.

•

Contact centers are call centers that support our customers' ability to access certain of our products and services, including making billing enquiries, submitting complaints, and accessing certain promotions and service features. We operate 24-hour contact center facilities in Semarang, Bandung, and Malang (Indonesia).

•	Account Management Teams are teams that manage relationships and account portfolios of large enterprises, Government agencies, medium-scale businesses, and wholesale customers.
•	Sales Specialists have deep product and technical knowledge to provide appropriate and effective recommendations and solutions to corporate customers who work together with our Account Managers.
•

Channel Partners serve as value added resellers that conduct sales and marketing activities to our enterprise customers to seek their specific requirements and to our retail customers to offer retail packages. We also engage third parties to conduct sales activities for retail customers at certain events.

•

Digital Touchpoints are web and mobile application-based services which we provide to our IndiHome subscribers and corporate customers. We operate myIndiHome, a self-care mobile application-based service for both existing and potential IndiHome customers, which allows customers to manage payments and billing, report and monitor network problems, access video-on-demand services and manage customer reward programs, along with self-care service for potential customers to check IndiHome service availability, browse packages, and register for subscription. Telkomsel also offers MyTelkomsel, which is a self-care mobile application-based service for Telkomsel subscribers that provides information on services and allows purchase of packages and products as well as account management. For enterprise customers, we offer MyTEnS (Telkom Enterprise Solution), a user-centric digital touchpoint that digitizes and simplifies business processes to increase our productivity and performance in providing services to our customers. MyTEnS also enhances the user experience for our Enterprise Customers. Customers can use this service in real time without the need to call their relationship managers. Users can interact with us on mobile applications. We regularly add new features to MyTEnS over time, the most recent of which include access to our product catalog, the ability to receive a digital quotation, tracking of delivery tickets, and allowing customers to ask for support so they can report service disruptions. For SME customers, we offer mysooltan, a one-stop service solution for developing their business that offers multiple digital products, including sooltanNet, sooltanPay and sooltanKasir, among others. Also, users can easily apply for a loan. For wholesale and international customers, we offer MyCarrier, a self-service digital touchpoint that provides an end-to-end customer digital experience that is integrated with our internal process in real time, allowing access to our product catalog, order management, delivery tracking, ticket creation and monitoring, billing and payment, among other services. Users can interact with us on our web platform with any enabled device.

•

Websites, we operate www.telkom.co.id, www.telkomsel.com, www.telin.net, and www.indihome.co.id which enable our customers to access certain of our products and services. Available services include e-billing, registration, collective billing registration and submission of complaints.

•	Social Media, we use social media, primarily Facebook, Instagram and Twitter, to enable customers to interact with us regarding our products and services.
•	LinkAja Wallet is a digital wallet application that allows customers to buy data or voice services, pay bills or buy products with LinkAja.

Licensing

To provide national telecommunication services, we have a number of product and service licenses that are consistent with applicable laws, regulations and decrees.

We have secured licenses that have been adjusted as required, as follows:

Cellular

Telkomsel holds licenses to operate a nationwide mobile cellular telephone network using 15 MHz of spectrum allocation in the 800/900 MHz frequency bands, 22.5 MHz of spectrum allocation in the 1.8 GHz frequency band, 20 MHz of spectrum allocation in the 2.1 GHz frequency band, and up to (depending on the region) 50 MHz additional spectrum in the 2.3 GHz frequency band, together won at auctions in October 2017, May 2021, and November 2022 as well as gained from Berca in November 2022. The licenses do not have a set expiry date, but will be evaluated every ten years. In addition, Telkomsel holds permits and licenses from and registrations with certain regional governments and/or government agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTSs.

Fixed Network and Basic Telephony Services

We have the following licenses to operate fixed local networks, fixed long-distance direct line networks, fixed international call networks and fixed closed networks:

•	MoCI Decree No. 073/TEL.01.02/2021 (on licenses to operate fixed long distance direct line);
•	MoCI Decree No. 094/TEL.01.02/2021 (on licenses to operate fixed closed networks) ("MoCI Decree No.844/2016");
•	MoCI Decree No. 082/TEL.01.02/2021 (on licenses to operate fixed international networks) ("MoCI Decree No.846/2016"); and
•	MoCI Decree No. 095/TEL.01.02/2021 (on licenses to operate circuit switched based local fixed line networks).

These licenses do not have a set expiry date, but they are evaluated every five years.

International Calls

We have a license to operate a fixed network to provide international call services pursuant to Decree No. 082/TEL.01.02/2021.

We have a license to operate a fixed closed network pursuant to MoCI Decree No. 094/TEL.01.02/2021. This license allows us to lease installed fixed closed network to telecommunications network and service operators, among others, and to provide an international telecommunications transmission facility through a SCCS directly to Indonesia for overseas telecommunications operators.

According to MoCI Regulation No. 5/2021 on telecommunication provision, overseas telecommunications operators wishing to provide international telecommunications facilities through the SCCS directly to Indonesia are required to set up a partnership with a fixed network of international call services or closed fixed network provider. In line with MoCI Regulation No. 5/2021, the international telecommunications transmission facilities provided through SCCS are served by us on the basis of landing rights attached to our license to operate fixed network of international call services. We have also secured landing rights based on the landing right Letter No. 006-OS/DJPT.6/HLS/3/2010 from the MoCI.

DGPI Decree No. 93 of 2016 (on limited fixed network licenses) granted our subsidiary, Telin, a license to operate a fixed closed line network which enables Telin to provide international infrastructure services. Separately, Telin secured landing rights in Indonesia from the DGPI to provide international telecommunications transmission facilities through the Submarine Cable System ("SCS").

The foregoing licenses do not have a set expiry date, but they are evaluated every five years.

VoIP

We are licensed to provide internet telephony services for public utilization for commercial use as provided under DGPI Decree No. 127 of 2016 (on internet telephony services for public utilization). Telkomsel is also licensed to provide public VoIP services based on DGPI Decree No. 65 of 2015 (internet telephony services for public utilization). These licenses do not have a set expiry date, but they are evaluated every five years.

ISP

We are licensed as an ISP under MoCI Decree No. 2176 of 2016 (on internet access services). Telkomsel is also licensed to provide multimedia internet access services with nationwide coverage under DGPI Decree No. 19 of 2016 (on internet access services). These licenses do not have a set expiry date, but they are evaluated every five years.

Internet Interconnection Service

We hold a license to provide internet interconnection services pursuant to MoCI Decree No. 1004 of 2018 (on internet interconnection service (network access points)). This license does not have a set expiry date, but it is evaluated every five years.

Data Communication System ("SISKOMDAT")

We have a license to provide data communication system services pursuant to MoCi Decree No. 046/KEP/M.KOMINFO/02/2020 (on data communication system services). This license does not have a set expiry date, but it is evaluated every five years.

Payment Method Using e-Money

Following the implementation of Bank Indonesia's regulations applicable to APMK and e-money businesses since 2009, Bank Indonesia confirmed our status as an issuer of e-money in 2018. We operate our e-money business under the brand name "t-money". We, through Telkomsel, also operate our e-money business under the brand name "LinkAja" (formerly known as "T-Cash"). With the issuance of Bank Indonesia Circular Letter No. 9/9/DASP, Telkomsel is also permitted to conduct APMK activities and offers Tunai prepaid cards. These permits do not have a set expiry date so long as: (i) we and Telkomsel continue to conduct the relevant businesses in compliance with applicable regulations; and (ii) the Government does not amend or revoke such permits. In addition, BI regulations governing e-money companies in Indonesia have multiple requirements for BI license holders such as Telkomsel, including certain restrictions on shareholding and corporate governance as well as risk management and information system capability requirements.

In 2021, we expanded e-money services available to our customers through LinkAja to include electronic toll payments, certain tax payments and the ability to settle certain other transactions in other various use cases. In the midst of digital wallet business competition, LinkAja has a business strategy to not only serve consumers in the form of business to customer (B2C) but also provide business solution services for the B2B business model. LinkAja's business solution service provides various features such as disbursing funds, collecting cash, digitizing payments through QRIS, merchant applications and others, digitizing ecosystems and advertising services. LinkAja is currently targeting MSME players and corporations in various industries. LinkAja also collaborates on sharia services with Bank Syariah Indonesia (BSI) to provide digital convenience to the wider community and encourage the transformation of sharia digital transactions to achieve financial inclusion in the country.

Administration of Source of Fund and Remittance Service

We and Telkomsel have licenses to operate as money transfer services providers pursuant to Bank Indonesia License No. 23/587/DKSP/Srt/B. These permits do not have a set expiry date or a period of adjustment as long: (i) as we and Telkomsel continue to conduct the relevant businesses; (ii) we do not violate any applicable regulation; and (iii) the Government does not amend or revoke such permits.

IPTV

On April 27, 2011, we and PT Indonusa Telemedia, formerly known as TelkomVision ("Indonusa") as a consortium obtained a license to operate IPTV services. We sought a new license so that Telkom, as an individual operator, can hold an IPTV Telecommunication Service Operation License and so offer a wider range of multimedia services. We obtained such license on February 25, 2021 when Telkom was granted a license to operate telecommunication services.

Construction Services Business License ("SBUJK")

Certain of our subsidiaries possess a SBUJK (which permits us to conduct national telecommunication-related construction services), allowing us to conduct our construction services business of installing telecommunications equipment and wiring buildings. Each SBUJK is valid for three years and must be renewed.

Content Provider Services

We obtained a content provider services license in 2017 through MoCI Decree No. 1040 of 2017 on content services providers dated May 16, 2017. While such license has no set expiry date, the MoCI re-evaluates all content services licenses every five years.

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

The intellectual property rights we have registered include: (i) trademarks for our products and services, corporate logo and name, (ii) copyrights on our corporate name and logo, product and service logos, computer programs, research, books and songs, and (iii) single patents (generally valid for 10 years from the date of receipt of the single patent submission) and patents (generally valid for 20 years from the date of receipt of the single patent submission) on technological inventions in the form of telecommunications products, systems and methods.

Corporate and Social Responsibility and Human Capital Management

We work towards creating a sustainable business and more broadly a sustainable society. Therefore, we are committed to connecting people and making it easier for our customers to connect, creating jobs and opportunities for the community, and also innovating in the digital era. We are continuously reviewing our sustainability strategy in managing risks and taking advantage of current opportunities, as well as planning sustainability targets and what we want to achieve in the future. Our sustainability strategy focuses on five pillars: ethics, performance growth, human capital, society, and the environment. See "— Business Overview — Strategy" above. We release an annual sustainability report in which we provide data and information on our economic, social and environmental sustainability performance.

In order to support all pillars of governance and compliance, our management is committed to being the partner of choice for our customers, suppliers, joint venture partners and the communities in which we operate. We apply ethical business practices in how operate. All our personnel are required to support this commitment through real implementation in their daily work. In order to increase awareness of business ethics and ethical behavior, we carry out trainings and socialization activities to build sustainable communication. We are also committed to the practice of fair business competition, protecting customer data privacy, and implementing fair and transparent procurement management practices that support the involvement of local parties and prioritize the use of domestic products. In 2022, we won "The Best State-Owned Enterprise" award in the BigCap category from IICD, which recognized our efforts in implementing  good corporate governance ("GCG"). In addition, 33 of our employees attended training and received seven information security system certifications so that they are better able to track and solve IT security problems.

The purpose of our performance growth pillar is to strengthen and transform our business model and operations while driving innovation and digitization to support a sustainable business. We seek to always operate responsibly and demonstrate consistent and resilient performance in facing global challenges and change. We seek to strengthen and transform our business and operating models through digitization and to establish a lean structure to support the company's operational and economic performance. We believe the quality of products and services is the most important factor in running our business. With good quality products and services, we can maintain customer satisfaction for the Company’s sustainability. The main foundations in the telecommunications business are connectivity, platforms, and services. We carry out risk mitigation and continuous improvement of our network, information technology, and reaction to cyber security threats to ensure the readiness of our production equipment. In addition to preventive and remedial measures with respect to our systems, we also engage in enhanced cooperation with the police, particularly in areas prone to criminal activity. We also evaluate the services that we provide through engagement of external parties who serve as a complaint channel for our customers. We continue to develop innovation and digitization to build services based on customer needs for an enhanced customer experience. We are committed to providing strong financial performance and shareholder returns through sustainable growth. We are always pushing for sustainable long-term value enhancement, both in existing businesses and through specific business platform expansion initiatives. In 2022, the total revenues increased by 2.9% compared to our total revenues in 2021 and total profit of the year decreased by 16.6% compared to total profit in 2021.

In regards to confidential and personal data protection, our Cyber Security Operation Center operates with teams working 24 hours a day, seven days a week to protect confidential data and information from misappropriation and misuse by anticipating and promptly responding to cyber-attacks and other security threats. Effective information sharing among teams and departments was key to the prompt monitoring and detection of such threats, effective incident response management, vulnerability assessments, and instilling cyber-security awareness among all employees and partners. We also have internal policies, procedures, and guidelines in place to increase cyber-security awareness among our employees, for instance through the use of strong passwords for accessing their corporate account or accounts and internal databases, restricted information and data or applications, enabling multi-factor authentication features, and regularly updating our employees on existing or past cyber-attacks and best practices (such as how to handle phishing emails). An independent consultant periodically reviews and certifies our IT risk management system, and we conduct security checks on our IT infrastructure on a daily basis. We organize training sessions and programs focusing on cyber-security for our employees, enabling our employees to obtain various certifications. This helps us to efficiently organize our response to cyber-attacks and vulnerabilities in our systems by providing our employees with relevant skills. Our senior management is involved in formulating our cyber-security strategy and related policies and overseeing their implementation.

We manage human capital while still paying attention to societal needs. Our personnel are our partners in achieving business and operational success. Our human resources are driven by a shared passion to innovate and transform ourselves into a digital telecommunication company. HR management prioritizes social aspects, such as fair recruitment, equality, diversity, healthy industrial relations, occupational health and safety implementation, human rights, as well as career and self-development. We also invest in our employees and more broadly in digital talents within and outside the Telkom Group. We believe in an inclusive workplace and equal access to training and career opportunities, which helps us to recruit, motivate and further develop talented employees who can serve our customers with professionalism wherever we operate. We are committed to implementing labor practices based on international business norms and regulations. We support and respect human rights, gender equality and non-discriminatory social and corporate practices. We seek to make our workplace welcoming to women's careers. We have female employees at all levels of our organization, including approximately 27.32% of managerial positions as of December 31, 2022, and we follow the principle of equal pay for equal work. Women accounted for 33.9% of our workforce in 2022, and women accounted for 52.2% of our new hires in 2022. Some of the ways we support gender equality in the office include offering flexible work arrangements to help balance work with family obligations, providing a confidential reporting system for harassment and having a zero-tolerance policy for harassment. We specifically support working mothers by providing them with the option of living in the same city as their family, giving them the option of working from home and providing childcare facilities and a lactation room in our offices. We also support the Indonesian Ministry of Manpower's and the International Labor Organization's initiatives toward a child-labor-free Indonesia. A decent and safe workplace is one of the key factors that affect employee performance. Therefore, we strive to create a conducive work atmosphere by providing the latest digital-based work facilities that allow employees to be mobile and collaborate optimally. Employee workspaces are equipped with various facilities to make it easier to work and interact with others comfortably and safely. We also encourage flexibility by continuing to allow employees to work from home several days each week. Our Occupational Health, Safety, and Environment Management System is designed to reduce the risk of work accidents. In 2022, we became the first SOE to be certified as a Great Place to Work by the Great Place to Work Institute. For further information on our human capital management, see "Item 6. Directors, Senior Management and Employees — Employees".

We care about customer satisfaction with our products/services and believe we are responsible for the social impact of our operating activities. We manage social issues through innovation, philanthropy, community empowerment programs, social investment, infrastructure, and other assistance as a form of social responsibility. We always want to have a positive impact on the entire community. Besides responding to the increasing demand for digital services, we have modernized infrastructure in several areas. We provide modern broadband to cities to support government programs related to broadband provision and wider access, which is expected to support economic growth. We invest in digital telecommunications infrastructure including fiber optics on land, submarine cables at sea, and satellites in the air. We ensure that the electronic devices accompanying our products and services comply with regulations in Indonesia and ensure security for customers. In addition, we run the Telkom Integrated Quality Assurance program which works with major corporate stakeholders to seek to ensure that products and services offered to customers do not have any negative impact on customer health and safety.

In 2022, we invested approximately Rp372.24 billion in corporate social responsibility and environment programs throughout Indonesia.We engage with the communities in which we operate through various partnership programs and initiatives. Examples include distributing food aid (including distribution on Eid al-Adha and at other points throughout the year), medicines and clean water, providing digital education for the community, supporting the independence of people with disabilities such as by providing telecommunication services at the ASEAN Para Games in 2022 and providing various donations to schoolchildren with disabilities, providing sanitation aid, funding public lighting that uses renewable energy sources, supporting business development of MSMEs through (i) entrepreneurship training, (ii) certification, and (iii) business assistance, operating an SME digital platform utilization program, leading the Smart Village Nusantara initiative which helps villages develop smart digital ecosystems, funding the construction of suspension bridges to facilitate mobility and economic potential in rural areas, providing decent housing for elder communities, working with communities to improve waste management as well as to mitigate the impact of climate change through coral reef rehabilitation, mangrove cultivation and reforestation. Consistent with the Government's initiatives to continue infrastructure development (including through investments in internet networks) in rural areas, we provide free internet access to communities located in areas with weak or deficient internet access, often located in rural areas and less developed provinces of Indonesia.

We strive to operate sustainably with the least negative environmental impact. We understand the importance of creating an environmentally friendly work culture in the company’s and subsidiaries’ operations to enable a consistent internal program. In addition, we also seek to expand the scope of our environmental management externally. Although our operations do not have direct contact with the environment, Telkom continues to make efforts to contribute to environmental conservation by minimizing the impact of the telecommunications industry on the environment. Several environmental aspects include energy consumption and emissions resulting from the operation and use of technological equipment. We also see the importance of waste management, especially electronic waste when technical equipment reaches the end of its lifecycle. Some of the implemented programs include energy efficiency activities, the use of renewable energy, waste management, water consumption and management, the use of more energy-efficient hardware and an eco-friendly corporate culture. The implementation of environmental policies is carried out collectively and supervised by the head of the relevant unit. For example, to minimize electricity consumption in our office buildings, we use equipment such as LED lamps, reflective glass (to reduce incoming heat and the use of air conditioning), cooling system management, zoning lighting systems, capacitor banks to optimize electricity consumption, automatic devices to schedule time periods during which certain equipment does not operate (to consume electricity), and we also plan to install rooftop solar panels to increase our use of renewable energy in our office buildings. We have also implemented similar measures on our fixed network (for instance optimizing the use of air conditioning in rooms that require fresh air to cool down certain equipment, using newer devices to decrease energy consumption, and increasing the use of renewable energy through the installation of solar panels). We have also installed automatic water taps in most of our office buildings and use water from air conditioner condensation for reducing our water consumption. We encourage our employees to bike to work and provide bike parking in our offices. We have also implemented policies to incentivize our employees to use digital communication, virtual meetings, and other digital processes to decrease our paper consumption. Currently, we implement a paperless system for sending invoices to customers. This is in line with the company's goal of digitizing and reducing paper usage. Bills are sent to customers through the digital channel including applications (myIndiHome and MyTelkomsel), e-mail, outbound calls, and running text on Pay TV service. As another example of our corporate culture, we emphasize a culture of sustainability that emphasizes attention to environmental, social, and corporate governance (ESG) aspects in each of our business policies. In addition, we seek to build a culture that encourages responsible thinking and behavior through programs carried out with the community as well as within the company.

The Telecommunications Industry in Indonesia

Indonesia's GDP contracted by 2.07% in 2020 (computed at constant market prices as at February 2021), according to the Indonesian Central Bureau of Statistics. This contraction in 2020 was mainly due to the negative impact of the COVID-19 pandemic and related containment measures. GDP attributable to the information and communication sector, however, increased by 10.58% in 2020. This growth demonstrated changes in behavior during the COVID-19 pandemic, as companies, agencies and individuals increased their demand for information and communication services, particularly as more people worked or studied from home. In 2021, Indonesia's GDP grew 3.69%  and in 2022, it expanded by 5.31%, according to government data. In October 2022, the IMF in the World Economic Outlook Update projected that the Indonesian economy will grow 5.0% in 2023.

Indonesia's telecommunications industry has been experiencing advancement in recent years, primarily driven by growth in fixed and mobile broadband subscriptions. The main drivers behind the growth are increased data usage with greater affordability, service improvement and smartphone penetration. The shifting trend from legacy services (such as voice and SMS) to data services has been continuing, supported by cheaper smartphones as well as a growing youth segment. Data traffic has grown, however, SMS and voice service traffic has decreased significantly. OTT applications have become part of Indonesian life (including voice and video calls) as due to advances in such applications, they are now easier to use and offer improved quality of service. As a result, customers have replaced the usage of legacy SMS and voice services with OTT applications, which has resulted in a steeper decline of the legacy business. The rise of the digital economy has been embraced by Indonesian people across the socioeconomic spectrum, which continues to cause profound changes in economic activities. The pace of such changes increased in 2020 but moderated in 2021 and 2022 due to the COVID-19 pandemic and containment measures implemented by the Government and private sector players.

The telecommunications industry, especially the mobile segment, has been characterized by increased competition in recent years, particularly as operators have offered promotions that include bonus data allowances in order to attract new customers. Customers have become sensitive to data pricing, which has led to lower margins for telecommunications operators. The ensuing heightened price competition for data services in Indonesia during the first half of 2019 brought significant adverse financial consequences for telecommunications operators, leading to a subtle decline of pricing in 2019. This decline in prices, in particular for mobile data services, continued in 2020. However, competion and prices stabilized in late 2021 and in 2022 as the industry consolidated and raised prices.

Based on our internal calculation and publicly available data, the penetration of SIM cards in the cellular industry in Indonesia is quite high, in excess of 100%, making continued growth in market share increasingly difficult. There were approximately 316.5 million cellular subscribers in Indonesia as of December 31, 2022, representing a 6.6% increase from approximately 296.8 million cellular subscribers as of December 31, 2021. The SIM card registration requirements that ended March 31, 2018, resulted in a significant 17.0% decrease in the number of mobile subscribers in 2018, leading to small growth in the number of subscribers in 2019. The impact of such registration requirements on the number of subscribers faded in 2020. The number of subscribers slightly increased in 2020, and 2021, but decreased by 10.9% in 2022. As of December 31, 2022, Telkomsel remained the largest cellular provider in Indonesia with a market share of approximately 49.5%. In the wake of the Indosat Ooredoo Hutchison merger in 2022, Telkomsel is focused on carrying out initiatives to drive sustainable growth as we remain subject to intense competition in our industry.

Data consumption in the mobile segment continued to increase, and it is expected that the consumption level per user will continue to grow from the current average data consumption per user. Such growth in data consumption will require significant capital expenditure in order to provide the necessary increase in capacity and coverage to accommodate such growth. In 2022, the MoCI implemented a restructuring plan for spectrum allocation among telecommunication operators to facilitate the transition from 3G and 4G to 5G. The migration from analog TV to digital TV will free up bandwidth in the 700 MHz spectrum for use in 5G. This additional spectrum available for re-allocation and other spectrum available as a result of the restructuring plan is expected to empower MNOs to strengthen and maximize the quality of 4G LTE and develop their offering of 5G services to their respective customers, especially in areas where data service capacity is dense. Wider spectrum bandwidth allows more efficient signal transmission for better coverage with fewer transmitters. Moreover, it also enables MNOs to provide higher speed and capacity to deliver a better digital lifestyle experience to all Indonesians.

Data is the main revenue driver for telecommunications companies, with significant increases in traffic volumes projected for the near future, driven primarily by streaming of HD/Ultra HD video, video on demand, gaming and an increase in network-connected devices that require fixed and mobile connections. To support the expected increase in traffic, telecommunications companies will need to invest in rollout of additional BTS and will thus require supplemental tower infrastructure, either in the form of macro or micro towers. Data traffic growth will be supported by 4G technology and telecommunications companies have begun deploying 4G BTS throughout Indonesia. Telecommunications companies have widespread 3G/4G coverage across Java and adjacent islands, where they typically build a wide thin layer of coverage and then invest in capacity to meet demand as subscriber adoption and usage increases. As a result of lower margins for telecommunications companies caused by the shift in focus to data business from legacy services, cost savings have become imperative, and as a result tower lease rates have come under pressure from telecommunications companies requesting lower lease rates.

Customers' purchasing power increased in 2022, as compared to 2021, due to the reopening of the economy resulting from the relaxation of COVID-19 restrictions. This drives higher needs to gain unlimited internet access to provide home entertainment. Indonesian users increasingly expect high-quality internet connectivity to their homes as evidenced by the level of investment made by the Government and private enterprises for the development of fiber optic networks. Currently, the national fixed broadband market is still dominated by a limited number of companies. We and PT First Media Tbk ("First Media") are the leading companies in the fixed broadband industry, followed by PT Supra Primatama Nusantara ("Biznet Home"), PT Eka Mas Republik (an affiliate of Smartfren Telecom which operates under the "MyRepublic" Singapore Franchise), PT MNC Kabel Mediacom ("MNCPlay"), PT Indonesia Comnets Plus ("Iconnect"), Cyberindo Aditama ("CBN Fiber"), PT XL Axiata ("XL Home") and PT Oxygen Multimedia Indonesia ("Oxygen.id") based on the number of subscribers according to our internal estimates and information published by these companies. Given that obtaining licenses and "right of way" access to lay cables from local municipal governments remains time-consuming in Indonesia, barriers to entry in the market remain high. As of December 31, 2022, we had over 9.2 million fixed broadband subscribers. However, given the low penetration of fixed broadband services in Indonesia, smaller players are aggressively expanding their coverage regions as they seek to increase their presence in selected targeted regions which caused our overall market share to decrease slightly in 2022. Some competitors have also switched from single subscriptions to multi-subscriptions as part of fixed-mobile convergence. In order to entice new subscribers, other operators have been offering pay-TV and TV-on-demand bundles, as well as packages with other value added services to further monetize their active subscribers. These offerings include services such as home security and home cloud.

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

The Telecommunications Law, as amended by the Job Creation Law 2022, is implemented through various Government regulations and ministerial regulations, including: (i) Government Regulation No. 52/2000, (ii) Government Regulation No. 46/2021; (iii) MoCI Regulation No. 1/PER/M.KOMINFO/01/2010 (on provision of telecommunications networks) as lastly amended by MoCI Regulation No. 5/2021("MoCI Regulation No. 1/2010, as amended") and (iv) MoCI Regulation No. 7 of 2018 on Electronic Integrated Business Licensing Services in the Sector of Communications and Informatics as lastly amended by MoCI Regulation No. 6 of 2021 ("MoCI Regulation No. 7/2018, as amended"), (v) Decree of the Minister of Transportation No. KM33 of 2004 (on monitoring of fair competition of the fixed network and basic telephone service operations) ("Minister of Transportation Decree No. 33/2004") and (vi) MoCI Regulation No. 14 of 2018 on Fundamental Technical Plan of National Telecommunications Plan ("MoCI Regulation No. 14/2018"). Along with the Telecommunications Law, MoCI Regulation No. 14/2018 provides the basic vision of the Government for the development of Indonesia's telecommunications sector.

The Government encourages healthy competition and transparency in the telecommunications sector, even though the Government does not prevent operators from obtaining a dominant position or increasing their dominance in the market through specific regulations. Nevertheless, the Government prohibits market leading operators from abusing their dominant position.

Competition in the telecommunications sector, like all Indonesian business sectors, is also governed more generally by the Business Competition Law, as amended by the Job Creation Law 2022. The Business Competition Law prohibits agreements and activities which amount to unfair business competition and an abuse of a dominant market position. Pursuant to the Business Competition Law, the KPPU was established as Indonesia's antitrust regulator with the authority to enforce the provisions of the Business Competition Law.

The Business Competition Law is implemented by various regulations, including Government Regulation No. 57/2010 (on mergers and acquisitions potentially causing monopolistic practices or unfair business practices) ("GR No. 57/2010"). GR No. 57/2010 permits voluntary consultation with the KPPU prior to a merger or acquisition, which will result in the KPPU issuing a non-binding opinion. GR No. 57/2010 also requires that a mandatory report be made to the KPPU after a merger or acquisition is completed if the transaction exceeds certain asset or sales value thresholds. Further, on October 14, 2019, the KPPU issued Regulation No. 3 of 2019 on Assessment of Merger or Consolidation of Business Entities or Share Acquisitions of Companies ("KPPU Regulation No. 3/2019"). Under KPPU Regulation No. 3/2019, asset acquisitions which meet the set regulatory threshold must be reported to the KPPU. In addition, a new implementing regulation relating to the Business Competition Law, namely Government Regulation No. 44/2021 (on implementation of monopolistic practices prohibition and business competition) ("GR. 44/2021") has been issued following the adoption of the Job Creation Law 2022.

The Job Creation Law 2022 amends the following provisions of the Business Competition Law:

•	Assignment of the authority to examine objections to the KPPU's decisions from the District Court to the Commercial Court;
•	Elimination of the deadline for examining objections at the Commercial Court and cassation at the Supreme Court;
•	Additional provisions on administrative actions and the elimination of maximum fines of Rp25 billion; and
•	Elimination of principal and additional criminal provisions.

As part of the implementation of the Job Creation Law 2022, the Government issued Government Regulation No. 44 of 2021 on the Implementation of the Prohibition of Monopolistic Practices and Unfair Business Competition which further regulates the authority of the KPPU, criteria for sanctions, types of sanctions, and the amount of fines as well as examination of objections and appeals against KPPU decisions.

Furthermore, on May 31, 2021, the KPPU issued KPPU Regulation No. 2 of 2021 on the Guidelines for Imposing Sanctions for the Violation of Monopolistic Practices and Unfair Business Competition which provides provisions on the calculation of fines, bank guarantees, payment of fines and concessions for payment of fines. According to KPPU Regulation No. 2 of 2021, the KPPU may impose a fine of between a minimum of Rp1 billion and a maximum of either 50% of the net profit earned by the business in the relevant market or 10% of the total sales of the business in the relevant market during the period when the violation occurred. The fine amount is Rp1 billion plus a calculation based on: (a) the negative impact caused by the violation; (b) the duration of time the violation occurred; (c) mitigating factors; (d) aggravating factors; and/or (e) the ability of business actors to pay the fine.

In addition, in 2022, the KPPU issued KPPU Regulation No. 1 of 2022 on the Business Compliance Program which aims to provide a general understanding of compliance for business actors in preventing violations of laws and encouraging the implementation of business activities in accordance with the principle of fair business competition. As an incentive for business actors to register their compliance programs, the KPPU will impose a lower fine if the business actors are later proven to have violated the Business Competition Law. We are currently in the process of registering our compliance program.

Cellular

We operate our cellular service business through our 65.0% majority-owned subsidiary, Telkomsel.

As of December 31, 2022, Telkomsel remained the largest cellular provider in Indonesia, with approximately 156.8 million cellular subscribers and a market share of approximately 49.5% based on our internal estimate of number of total subscribers. According to publicly available data, the next largest providers were Indosat Ooredoo Hutchison and XL Axiata, based on number of subscribers as of December 31, 2022. The penetration of SIM cards in the cellular industry in Indonesia is high, well over 130%, making continued growth in penetration increasingly difficult. There were approximately 316.5 million cellular subscribers in Indonesia as of December 31, 2022, compared to approximately 296.8 million as of December 31, 2021. This 6.6% increase was primarily due to effective marketing campaigns used in the cellular industry with initiatives to gain and retain customers. The Government's reinforcement of the prepaid SIM registration policy since 2018, as customers no longer have the freedom of accumulating several numbers provided by various operators, initially led to a slightly lower penetration in the customer base and number of starter packs across the industry because customers had to select their preferred operator and phone number. Consequently, we noticed that customers tended to remain with their respective chosen operators for a longer period of time as a result of this policy. The impact of this policy, however, faded in 2020 and ultimately had an insignificant impact on our customer base. The Government's registration policy, however, has resulted in a better-quality customer base with a higher proportion of active subscribers and more efficient SIM card production costs. Due to a reduction in the number of starter packs, operators can provide better quality services to customers. Additionally, operators now focus more on offering renewal promotions than on new starter pack promotions. We believe the registration policy, assuming continued implementation, will also have positive long-term impact and support the emergence of healthier competition in the industry.

The shifting trend from legacy services (such as voice and SMS) to data services continues to develop, driven by cheaper prices of smartphones as well as the rapidly growing youth customer segment. Data traffic has grown significantly, while SMS service traffic has decreased. Since 2017, Telkomsel has seen a steep decrease in voice usage. Minutes of usage per mobile subscriber also started to decrease in the second half of 2017. These trends continued in 2019 to 2022 and are likely to continue in the forseeable future, as they are attributable to the substitution of traditional voice and SMS services to OTT based calling and messaging services as smartphone penetration in Indonesia has risen.

The following table sets out information as of December 31, 2022, for Telkomsel:

	Unit	Telkomsel
Launch date	year	1995
Neutral - 2G, 3G and/or 4G spectrum allocation (GSM 900 MHz)	MHz	15
Neutral - 2G, 3G and/or 4G spectrum allocation (GSM 1.8 GHz)	MHz	22.5
Neutral - 2G, 3G and/or 4G spectrum allocation (2.1 GHz)	MHz	20
Time Division Duplex (TDD) technology (2.3 GHz)	MHz	50	1)
Subscribers	million	156.8

Note:

(1)	Comprises additional spectrum in the 2.3 GHz frequency band that Telkomsel won following an auction process.

Fixed Services

We compete with other major fixed broadband service providers, specifically with brands such as First Media, Biznet Home, MNC Play, and MyRepublic. Of our major competitors, First Media has the largest number of customers. In recent years, it has been facing competition from MNC Play and MyRepublic which primarily target the affluent household market in Greater Jakarta. Biznet is competitive in the corporate segment, particularly in Java and Bali. On the other hand, our IndiHome service focuses on the mass market across Indonesia, and our focus in recent years has been to upgrade ADSL customers to fiber-based broadband in order to deliver better quality of service and expand our digital services. We have faced increasing competition since 2019, including from a new entrant, a subsidiary of the electricity company Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (PLN) that started offering internet and TV services in 2019 through its subsidiary PT Indonesian Comnets Plus (“Iconnect”). Supported by PLN, this new market entrant benefits from wide coverage outside Java.

Data Centers

We are committed to providing the highest quality of data center solutions to our customers in Indonesia and Asia Pacific. Supported by our proprietary self-owned submarine cable network, our comprehensive co-location services are designed to be flexible, modular, seamless and scalable in order to meet our customers' business needs. A number of other companies, including DCI Indonesia, Indosat Ooredoo Hutchison, Moratelindo, IDC Indonesia, NTT Communication, Global Axcess System, Biznet, Centrin Online, Cyber TechTonic Pratama, and JupiterDC also provide data center solutions in Indonesia. In the Asia Pacific region, our subsidiary, Telin, competes with other major data center providers in Singapore and Hong Kong.

International Direct Dialing (IDD)

We compete in traditional IDD services (non-VoIP) in Indonesia primarily with Indosat Ooredoo Hutchison. However, due to the development of digital technology, our IDD services also face competition from VoIP and other OTT voice services such as Skype, WhatsApp and Line.

Voice over Internet Protocol (VoIP)

We have operated our voice service through VoIP technology since 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. A number of other companies, including XL Axiata, Indosat Ooredoo Hutchison, PT Atlasat Solusindo, PT Gaharu Sejahtera, PT Satria Widya Prima, PT Primedia Armoekadata Internet, PT Jasnita Telekomindo and IP Telecom also provide licensed VoIP services in Indonesia.

Satellite

The Asia Pacific region and especially Southeast Asia continuously needs satellites for telecommunications and broadcasting infrastructure because the region is an archipelago. The capabilities provided by satellites include cellular backhaul, broadband backhaul, enterprise network, occasional use TV, military and Government network, video distribution, DTH television, flight communication, and disaster recovery.

We compete with several other satellite operators with satellites covering Southeast Asia and South Asia, and several operators are in the process of developing satellites with coverage over these regions. The Telkom-3S satellite began operating in April 2017 and the Telkom-4 (Merah Putih) satellite began operating in September 2018. The Telkom-3S satellite operates at orbital slot 118 E and the Telkom-4 (Merah Putih) satellite operates at orbital slot 108 E.

Tower

The tower market experienced demand disruption during 2017-2022 as a result of mobile industry consolidation and spectrum reallocation. XL acquired Axis in 2014 while Flexi effectively ceased its operations in the same year. Bakrie Telecom ceased its operations in 2016. The four largest MNOs also reallocated the 1,800 MHz spectrum band in anticipation of the 4G LTE technology rollout. As the mobile network industry reconfigured its network requirements, tower market demand experienced setbacks in 2015-2016. As a result, new market opportunities opened for tower operators that allowed co-location by multiple telecommunications providers in the following year. In 2019, tenancy demand was more stable as a result of mobile broadband expansion. Moreover, in the last three years, there have been significant mergers and acquisitions in the Indonesian mobile operator and tower sector, making it one of most active in the region. MNOs are seeking opportunities to optimize their tower operations and hive off their assets to free up more cash for expanding network coverage and capacity as they aim to provide the best mobile service to their end customers.

While the Indosat Ooredoo Hutchison merger led to network rationalization in 2022 the demand for new towers remains high as mobile operators generally continue to see strong profitability. This has led mobile operators to continue to expand their network coverage, especially to areas outside Java with significant market potential. In addition, growth in adjacent services such as fiber connectivity to improve service quality for mobile operators has also contributed to growth in the tower market.

We are also actively preparing to adapt and transition our telecommunications tower business to provide fiber optic services. This is in response to a global trend of telecommunications tower providers morphing into infrastructure companies in response to expected 5G rollouts, the deployment of more diverse network technologies and the emergence of new business models that require agility and companies which are more data driven. We have already initiated this change to an infrastructure company business model to support the growth of our telecommunications tower business and the deployment of 5G in Indonesia.

As of December 31, 2022, we had approximately 40,588  towers, including 35,418 towers owned by Mitratel, 477 towers owned by Telkom and approximately 4,693 towers owned by Telkomsel. A number of other companies, including PT Tower Bersama Infrastructure Tbk, PT Profesional Telekomunikasi Indonesia, and PT Solusi Tunas Pratama Tbk also provide telecommunications tower business in Indonesia.

Others

The dynamic development of the telecommunications sector has opened up new opportunities, particularly with the increasing growth of OTT services which provide substitute services to basic telecommunication services such as voice and SMS. Certain OTT service providers are particularly popular, including WhatsApp, Facebook, and Line, among others. The presence of these OTT services has affected the use of legacy services, which resulted in decreasing traffic in recent years.

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

The Telecommunications Law was implemented through several Government Regulations, Ministerial Regulations and Ministerial Decrees. The most important of such regulations include:

•	Law No. 36 of 1999 on Telecommunications, as partly amended by the Job Creation Law 2022.
•	Law No. 27 of 2022 on Personal Data Protection.
•	Government Regulation No. 52/2000 on Telecommunication Operations.
●Government Regulation No. 53/2000 on the Use of Radio Frequency Spectrum and Satellite Orbit.
●Government Regulation No. 46/2021 on Post, Telecommunications and Broadcasting.
•	MoCI Regulation No. 1/2010, as amended on Operation of Telecommunication Networks has been revoked in part by Ministerial Regulation No. 5/2021 with respect to the Operation of Telecommunication.
•

MoCI Regulation No. 13/2019 on Telecommunication Service Operations as amended by MoCI Regulation No. 1 of 2021 on the Second Amendment to MoCI Regulation No. 13/2019) on Implementation of Telecommunication Services ("MoCI Regulation No. 13/2019, as amended").

●MoCI Regulation No. 5/2021 on Operation of Telecommunication.
•	MoCI Regulation No. 14/2018 on the Fundamental Technical Plan of National Telecommunications.
•	MoCI Regulation No. 11/2022 on Governance of Implementation of Electronic Certification.

On October 18, 2019, the MoCI issued MoCI Regulation No. 13/2019, which harmonizes several aspects in the telecommunication services regime. This new rule amends MoCI Regulation No. 8/2015.

On February 2, 2021, the Government issued GR No. 46/2021 as an implementing regulation for the Job Creation Law 2020. Such regulation regulates, among other things, the basic framework for the provision of telecommunication services in Indonesia, telecommunication infrastructure sharing, the renting and/or utilization of telecommunication networks, standards applicable to telecommunication devices, and the broadcasting industry (including migration to fully-digital broadcasting).

Telecommunications Regulators

The authority to regulate the telecommunications industry is held by the MoCI. Pursuant to authorities assigned to it under the Telecommunications Law, the Minister of Communication and Informatics sets policies, regulates, supervises and controls the telecommunications industry in Indonesia. The DGPI regulates the postal and telecommunications sectors in Indonesia, including with respect to licensing, numbering, interconnection, USO and business competition. The Directorate General of Posts and Informatics Resources and Equipment of the MoCI (“DGRE”) regulates matters relating to radio frequency spectrum and standardization of telecommunications equipment in Indonesia.

On July 11, 2003, the MoCI promulgated the Telecommunications Regulatory Authority Regulation, in which, it delegated its authority to regulate, supervise and control the Indonesian telecommunications sector to the ITRA, while maintaining the authority to formulate policies for the industry. The ITRA was chaired by the DGPI and comprised nine members, including six members of the public and three members selected from Government institutions (including a representative from the DGRE, the DGPI and a Government representative appointed by the MoCI), until the Government dissolved it in 2020, based on Presidential Decree No. 112 of 2020. ITRA’s former duties and functions are now assumed by the DGPI as set out in MoCI Regulation No. 1 of 2021.

Classification and Licensing of Telecommunications Providers

The Telecommunications Law organized telecommunication services into following three categories: (i) provision of telecommunications networks, (ii) provision of telecommunication services, and (iii) provision of special telecommunication services.

Licenses issued by the MoCI are required for each category of telecommunication services. Ministerial Decree No. 21/2001, as amended by Ministerial Regulation No.8/2015, has been revoked by Ministerial Regulation No. 13/2019. Ministerial Regulation No. 13/2019, as amended several times, with the latest amendment by Ministerial Regulation No. 51/2021 concerning the Implementation of Telecommunication Services, regulates the operation of all telecommunication services and requires a permit issued by the Ministry of Communication and Information for the provision of such services by any person.

MoCI Regulation No. 1/2010, which classifies network operations into fixed and mobile networks, was amended by Ministerial Regulation No. 7/2015 concerning Telecommunications Operations. Furthermore, the classification of the operation of telecommunications networks into the operation of fixed networks and the operation of mobile networks, as well as the classification of the operation of telecommunication services into the operation of basic telephony services, the provision of value-added services and the operation of multimedia services, are regulated by Government Regulation No. 46/2021 concerning Post, Telecommunications, and Broadcasting.

IDD Services

We have a license to provide IDD services under MoCI Decree No. 082/TEL.01.02/2021. We offer IDD fixed line services to customers using the "007" IDD access code.

Cellular

Cellular telephone service is provided in Indonesia on radio frequency spectrum in the 1.8 GHz (neutral technology), 2.1 GHz (neutral technology), 900 MHz (neutral technology) and 2.3 GHz (BWA/TDD). The MoCI regulates the use and allocation of radio frequency spectrum for mobile cellular networks. Telkomsel has obtained frequency allocation for cellular services in the 800 MHz, 900 MHz, 1.8 GHz, 2.1 GHz, and 2.3 GHz frequency bands. The allocation of frequency is regulated by:

•

MoCI Decree No. 549 of 2019 (on the determination of Radio Frequency Bands as a Result of Rearrangement of Radio Frequency Bands of 800 MHz and 900 MHz for the Implementation of Cellular Mobile Networks);

•

MoCI Decree No. 1164 of 2015 (on the Stipulation of the Use of the 1800 MHz Radio Frequency Band in the 1762.5 - 1785 MHz Radio Frequency Range Paired with 1857.5 - 1880 MHz for PT Telekomunikasi Selular);

•

MoCI Decree No. 620 of 2020 (on the Correct Amount and Payment Due Date for Radio Frequency Spectrum Usage Fees in the Tenth Year for Radio Frequency Band Licensing for the Operation of Cellular Mobile Networks on the 800 MHz, 900 MHz and 1800 MHz Radio Frequency Bands by PT Telekomunikasi Selular);

•	MoCI Decree No. 356 of 2018 (on the Determination of Radio Frequency Bands Resulting from the Refarming of 2.1 GHz Radio Frequency Bands for the Implementation of Cellular Mobile Networks);
•	MoCI Decree No. 806 of 2019 (on the Extension of the Determination of the 2.1 GHz Radio Frequency Band in the 1935 - 1940 MHz Range paired with 2125 - 2130 MHz Range of PT Telekomunikasi Selular); and
•

MoCI Decree No. 1896 of 2017 (on the Establishment of PT Telekomunikasi Selular as the Winner of 2.3 GHz Radio Frequency Band User Selection in 2017 for the Implementation of Cellular Mobile Networks).

Interconnection

The Telecommunications Law expressly prohibits monopolistic and unfair business practices and requires network providers to allow users to access other users or obtain services from other networks by paying interconnection fees agreed upon by each network operator. Government Regulation No. 52/2000 (on telecommunication services) provides that interconnection charges between two or more network operators must be transparent, mutually agreed upon and fair.

On March 31, 2021 the MoCI issued Regulation No. 5/2021 Telecommunication Provision which provides that interconnection must be provided by telecommunications network operators that provide basic telephony services based on requests from other telecommunications operators in a transparent and non-discriminatory manner. In the implementation of interconnection, telecommunications network operators are required to provide services to each other at the agreed service level. The Regulation contemplates an IP-based interconnection and contemplates that basic telephony operators must prepare to provide such IP-based interconnections. These IP-based interconnections were carried out by the agreement and readiness of the telecommunications operator. The new scheme does not change how interconnection charges are determined. MoCI Regulation No. 5/2021 requires operators that will change the RIO is required to submit a proposal for RIO changes to the MoCI. ROI of telecommunication network operator with a dominant position is subject of evaluation by the DGPI. The DGPI determines the telecommunication network operator that provides interconnection services with a dominant position which is one that control 50% (fifty percent) or more of the total operating revenues of the entire operation of telecommunication networks in basic telephony services or control the largest share of operating revenues of the total operating revenues of all telecommunication Network operators from basic telephony services.

The Government has stipulated in MoCI Regulation No. 5/2021 that the transition period of interconnection services regime from TDM-based to IP-based is started on July 1, 2021 to December 31, 2024. It is expected that, in 2025, all interconnection services will be IP-based.

VoIP

In January 2007, the Government implemented interconnection regulations and a five-digit access code system for VoIP services pursuant to MoCI Decree No. 06/P/M.KOMINFO/5/2005 ("MoCI Decree No. 6/2005"). Under MoCI Decree No. 6/2005, the prefix for VoIP, which was originally 01X, was changed to 010XY. On April 27, 2011, the MoCI issued Regulation No. 14/PER/M.KOMINFO/04/2011, as partly revoked by MoCI Regulation No. 11 of 2014 and MoCI Regulation No. 7/2018, as amended, which imposed quality control standards in relation to VoIP services on VoIP providers and this became effective three months thereafter, to which we and other operators must adhere.

IPTV

The IPTV business is regulated by MoCI Regulation No. 13/2019, as amended. Government Regulation No. 52/2005 (on broadcasting implementation of the broadcasting subscription institute) provides that subscription based broadcasting can be conducted using satellites, cables and terrestrial transmitters. Broadcasting using satellite can have a nationwide range, while cables and terrestrial transmitters can only cover a particular region. Under MOCI Regulation No. 13/2019, as amended, IPTV is a type of service that combines radio and television, video, audio, text and data services broadcast over an internet protocol network with guaranteed level of quality, security and reliability, and that also provides for two-way or interactive communication between the service provider and customers.

On April 27, 2011, we and PT Indonusa Telemedia, formerly known as TelkomVision ("Indonusa") as a consortium obtained a license to operate IPTV services. Since February 25, 2021 we individually hold an IPTV Telecommunication Service Operation License, so that we may offer a wider range of multimedia services.

Satellite

In Indonesia, the use of radio spectrum frequency for satellite is governed under MoCI Regulation No. 21 of 2014 on the Use of Radio Frequency Spectrum for Satellite Service and Satellite Orbit ("MoCI Regulation No. 21/2014"). MoCI Regulation No. 21/2014 requires foreign satellite operators to obtain a landing right license to operate in Indonesia which requires such foreign satellite operators to coordinate with domestic satellite operators, including us, to ensure that no Indonesian satellite and terrestrial systems will be disrupted by their operation. As recently introduced by GR No. 46/2021, subject to the MoCI's approval, spectrum allocations can be re-assigned to different telecommunication network operators, which was previously only possible in the event of a merger or acquisition.

Consumer Protection

Under the Telecommunications Law, each network provider is required to protect consumer rights in relation to, among other things, quality of services, tariffs, and compensation. Customers injured or damaged by negligent operations may file claims against negligent providers. Telecommunications consumer protection regulations provide service standards for telecommunications operators.

USO

All telecommunications operators, whether network or service providers, are required by USO regulation to provide a financial contribution that is used to provide facilities and infrastructure for telecommunications access to certain underserved and undeveloped regions and citizens in Indonesia. MoCI regulations require, among other things, that when selecting a provider of telecommunications access and services in rural areas (as part of the Government's USO program), the selection process is conducted by the Rural Telecommunications and Informatics Center (Balai Telekomunikasi dan Informatika Pedesaan or "BTIP"). Subsequent regulations renamed BTIP the Telecommunications and Information Accessibility Agency (Badan Aksesibilitas Telekomunikasi dan Informasi or "BAKTI").

USO payment requirements are calculated as a percentage of our and Telkomsel's unconsolidated gross revenues, net of bad debts and/or interconnection charges and/or connection charges. The USO tariff rate as of the date hereof is 1.25% of gross revenue (excluding certain revenues), net of bad debts and/or interconnection charges and/or connection charges.

Telecommunications Regulatory Charges

The Government collects several non-tax state revenues from telecommunications providers. For Government spectrum auctions, the Government collects both an upfront fee (equal to twice the offering price submitted by each of the winning bidders) as well as an annual license fee for telecommunications operations (equal to the lowest offering price submitted by all winning bidders). The MoCI also collects regular payments from telecommunication operators that are calculated based on gross revenues while deducting both certain receivables that have been written off as well as interconnection fees.

Further, telecommunications equipment and devices are subject to a certification fee. Telecommunications equipment and devices that are used for research, development, or and disaster response are exempted for an initial period and subsequently only subject to half the commercial certification fee. Telecommunications equipment and devices with local content in excess of 50% are also charged half the certification fee plus a testing fee.

Telecommunications Towers

Operating telecommunications towers involves a number of relevant Government bodies. On March 30, 2009, the Minister of Home Affairs Regulation No. 18/2009, Minister of Public Works Regulation No. 07/PRT/M/2009, MoCI Regulation No. 19/PER.M.KOMINFO/03/2009 and Head of the Investment Coordinating Board Regulation No. 3/P/2009 (on guidelines for the construction and shared use of telecommunications towers) (together, "Tower Construction Joint Decree") were issued effectively representing a joint regulation.

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

Under GR No. 46/2021, a telecommunication service provider that have passive telecommunication infrastructure (including telecommunications towers) has to give access to such infrastructure to other telecommunication providers. GR No. 46/2021 states that such use of passive telecommunication infrastructure must be based on cooperation and mutual agreement between the parties involved in a fair, reasonable and non-discriminative manner. The terms and conditions of any such cooperation agreement to be entered into by telecommunication players still remain to be seen, pending the issuance of further guidelines from the MoCI (if any).

Content Provider Service

Content provider service is regulated by the MoCI in accordance with MoCI Regulation No. 13/2019, as amended.

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

In order to synchronize our organizational structure with our business characteristics as well as with the dynamic business challenges we face, our parenting strategy is based on customer segmentation and geography in order to achieve structural and operational alignment with our business portfolios. As a result of this transformation, our strategic control over our subsidiaries is mapped into five CFUs, each being a unit that manages subsidiaries which operate business portfolios in a particular customer segment, as discussed in greater detail below:

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

In order to support our parenting strategy, we have four functional units which perform certain specified internal corporate functions. Our functional units are discussed in greater detail below:

•

Our strategic portfolio functional unit is responsible for creating corporate value through the optimization and harmonization of functional business units and corporate management, realize synergies within each CFU and subsidiary, maximize cross-CFU and subsidiary synergies and optimize synergies among SOEs, and engage in merger and acquisition planning and execution.

•	Our network and IT solutions functional unit is responsible for promoting integrated network and IT infrastructure across our CFUs and subsidiaries.
•

Our finance and risk management functional unit is responsible for our implementation cost and capital efficiency program, maximizing the value of our assets, and managing the overall risk of the Group.

•

Our human capital management functional unit is responsible for talent management upgrading human resources capabilities; organizational structure and workforce planning, design, and implementation; industrial relations; training; human capital assessment and community development.

The table below sets forth our operating companies and significant subsidiaries organized under the relevant CFU, including those subsidiaries that hold our principal telecommunications licenses, our percentage ownership interest (direct and indirect), and our voting power (direct and indirect) in each subsidiary as of December 31, 2022.

		Country of	Percentage of Ownership	Voting
Subsidiary	Customer Facing Unit	Incorporation	Interest	Power (%)
PT Telekomunikasi Selular (Telkomsel)	Mobile	Indonesia	65	65
PT Dayamitra Telekomunikasi (Mitratel)	Wholesale and International	Indonesia	72	72
PT Multimedia Nusantara (Metra)	Enterprise	Indonesia	100	100
PT Telekomunikasi Indonesia International (Telin)	Wholesale and International	Indonesia	100	100
PT Sigma Cipta Caraka (Sigma)	Enterprise	Indonesia	100	100
PT Telkom Satelit Indonesia (Telkomsat)	Enterprise	Indonesia	100	100
PT Telkom Akses (Telkom Akses)	Consumer	Indonesia	100	100
PT Telkom Data Ekosistem (TDE)	Wholesale and International	Indonesia	100	100
PT Metra-Net (Metranet)	Digital Services	Indonesia	100	100
PT Infrastruktur Telekomunikasi Indonesia (Telkom Infra)	Wholesale and International	Indonesia	100	100
PT PINS Indonesia (PINS)	Enterprise	Indonesia	100	100
PT Finnet Indonesia (Finnet)	Enterprise	Indonesia	60	60
PT Infomedia Nusantara (Infomedia)	Enterprise	Indonesia	100	100
PT Metra Digital Media (MD Media)	Enterprise	Indonesia	100	100
PT Administrasi Media (Ad Medika)	Enterprise	Indonesia	100	100
PT Nuon Digital Indonesia (Nuon)	Digital Services	Indonesia	100	100
PT Metraplasa (Metraplasa)	Digital Services	Indonesia	60	60

A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2022, is contained in Notes 1d and 11 to our Consolidated Financial Statements included elsewhere in this report.

D.            PROPERTY, EQUIPMENT AND RIGHT OF USE ASSETS

Our property and equipment is primarily used for telecommunications operations, which mainly consist of transmission and installation equipment, cable network and switching equipment. A description of these is contained in Note 12 to our Consolidated Financial Statements and "— Business Overview — Network Infrastructure and Development." See also "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures" for material plans to construct, expand or improve our property and equipment.

Except for ownership rights granted to individuals in Indonesia, reversionary rights to land rests with the Government, pursuant to Agrarian Law No. 5 of 1960. Land title is designated through land rights, including Right to Build (Hak Guna Bangunan - "HGB") and Right of Use (Hak Guna). Both rights stipulate that title holders enjoy full use of the land for a specified period, subject to renewal and extensions. In most instances, land rights are part of right use of assets, freely tradable and may be placed as security under loan agreements.

We lease several pieces of land located throughout Indonesia together with rights to build and use such land for periods varying from eight to 50 years, which will expire between 2023 and 2071. We hold registered right to build and right to use for most of our properties. Pursuant to Government Regulation No. 18 of 2021 on Right to Manage, Land Right, Apartment Unit, and Land Registration, the maximum initial period for the right to build is 30 years and is extendable for up to an additional 20 years plus up to another additional period of 30 years. The right to build can further be renewed for an additional period of 30 years. We are not aware of any environmental issues that could affect the utilization of our property and equipment and right of use assets. Please refer to Note 13 to our Consolidated Financial Statements.

All assets owned by our Company have been pledged as collateral for bonds. Please refer to Note 12 to our Consolidated Financial Statements. Certain property and equipment of our subsidiaries with gross carrying value amounting to Rp18,370 billion as of December 31, 2022, have been placed as collateral for loan agreements. Please refer to Notes 19a and 20c to our Consolidated Financial Statements.

Insurance

As of December 31, 2022, our property and equipment (excluding land rights), with net carrying amount of Rp172,112 billion was insured against fire, theft, earthquake and other specified risks, under blanket policies totaling Rp36,319 billion, HK$10 million, SG$373 million and MYR54 million, and first loss basis amounted to Rp2,750 billion.  Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

Additionally, in 2022, we obtained proceeds from an insurance claim on lost and broken property and equipment, with a total value of Rp299 billion.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2022 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

Our subsidiary, Telkomsel, is party to international roaming agreements with Mobile Telecommunication Company of Iran and Irancell Telecommunications Services Company, which are or may be Government-controlled entities. In 2022, we recorded gross revenues of US$646 from transactions under these agreements. The amount of our net profits earned under these agreements is not determinable, but it does not exceed our gross revenues from these agreements.

The purpose of these agreements is to provide Telkomsel's customers with coverage in areas where Telkomsel does not own networks, and for this reason Telkomsel intends to continue the activities covered by these agreements.

We also provide telecommunication services in the ordinary course of business to the Embassy of Iran in Jakarta, Indonesia. We recorded gross revenue of approximately Rp26.85 million from these services in 2022. The amount of our net profits earned under these services is not determinable, but it does not exceed our gross revenues from these services. As one of the primary providers of telecommunication services in Indonesia, we intend to continue providing such services, as we provide to the embassies of many other nations.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included elsewhere in this Form 20-F. These Consolidated Financial Statements were prepared in accordance with IFRS as issued by the IASB.

A discussion of the changes in our financial condition and results of operations for the fiscal years ended December 31, 2021 and 2020 has been omitted from this Form 20-F, but may be found in "Item 5. Operating and Financial Review", of the Telkom 2020 annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 22, 2022, which is available free of charge on the SEC’s website at www.sec.gov and our website at www.telkom.co.id.

KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) audited our Consolidated Financial Statements, prepared as of December 31, 2021 and 2022 and our Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2020, 2021, and 2022.

The Consolidated Financial Statements are stated in Indonesian Rupiah. The conversion of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of readers and have been made using the middle exchange rate for the Indonesian Rupiah ("IDR") against the U.S. Dollar ("US$") published by Reuters Refinitiv on December 31, 2022, which was Rp15,569 to US$1.00.

A.                         OPERATING RESULTS

Overview

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become the preferred digital telecommunications company in the region. As of December 31, 2022, we had approximately 156.8 million mobile cellular subscribers through Telkomsel and 130.1 million broadband subscribers (consisting of 120.9 million mobile broadband subscribers and 9.2 million fixed broadband IndiHome subscribers). We also provide a wide range of other communication services, including telephone network, interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services. We also operate multimedia businesses such as content and applications. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and strategic execution capabilities.

Indonesia's GDP increased by 5.07% annually on average between 2016 and 2019 but the GDP contracted by 2.07% in 2020 (computed at constant market prices as at February 2021), according to the Indonesian Central Bureau of Statistics. This contraction in 2020 was mainly due to the negative impact of the COVID-19 pandemic and related containment measures. In 2021, Indonesia's GDP grew by 3.69% and in 2022, it grew by 5.31%, according to government data. Meanwhile, inflation decreased from an average of 3.12% between 2016 and 2019 to 1.68% in 2020, according to government data. Inflation remained at a similar level at 1.87% in 2021 before increasing to an average of 5.51% in 2022, according to the Indonesian Central Bureau of Statistics. Increases in the inflation rate due to monetary policy or macroeconomic factors could lead to an erosion of real income for consumers, which in turn may affect our consumer segment. Overall, the increase in inflation did not materially affect us in 2022. The Rupiah depreciated from an average of Rp13,307 to one U.S. Dollar in 2016 to an average of Rp14,572 to one U.S. Dollar in 2020 and reached its lowest value against the U.S. Dollar in April 2020 at Rp16,741 to one U.S. Dollar, according to data from Bank Indonesia. In 2021, the Rupiah remained stable against the U.S. Dollar due to favorable coal prices and surging demand from other countries including China. In 2022, according to data from Reuters Refinitiv, the Rupiah depreciated to a low of Rp15,731 to US$1.00 on November 30, 2022, due to, among other factors, the slowing global economy and strong U.S. Dollar. Though the exposure of our Company and our subsidiaries to foreign exchange rates is not material, we are exposed to foreign exchange risk on sales, purchases and borrowings that are primarily denominated in U.S. Dollars and Japanese Yen.

See "Item 11. Quantitative and Qualitative Disclosure about Market Risk — Foreign Exchange Rate Risk."

The growth in our revenues in 2022 compared with 2021 was largely driven by increases in data, internet, and information technology service revenue that increased by 5.1%.

Our operating results in 2022 compared with 2021 also reflected an increase in expenses. This increase was mainly driven by increased depreciation and amortization expense as a result of our decision to accelerate the useful lives of our multi-service access node (MSAN) as we will switch from copper cables to fiber optics. See also "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures" for more information on our capital expenditures.

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

Operating Profit

Operating profit is equal to total revenues, primarily comprising telephone revenues, data, internet, and information technology service revenues, network revenues, IndiHome revenues, interconnection revenues, and other revenues, and total expenses, mainly comprising operations, maintenance, and telecommunications service expenses, depreciation and amortization expenses, personnel expenses, marketing expenses, general and administrative expenses, interconnection expenses, and other expenses. Changes in those line-items have a direct impact on our operating profit and depend on a variety of factors, as further discussed below under "— Principal Factors Affecting our Financial Condition and Results of Operations."

Profit for the Year

Profit for the year is equal to operating profit minus finance costs, plus finance income, share of loss of long-term investment in associates, minus income tax and impairment of long-term investments in associated companies.

Principal Factors Affecting our Financial Condition and Results of Operations

Increase in Data, Internet, and Information Technology Services

In Indonesia, mobile phones have become the primary tool for telecommunication, both for voice calls as well as in terms of internet usage. The growing popularity of smartphones has contributed to the growth of traffic in 2022. As a result, annual ARPU increased by approximately Rp600 from approximately Rp43,600 in 2021 to approximately Rp44,200 in 2022. This increase in annual ARPU was mainly due to an increase in customer consumption of data and internet services and our focus on targeting higher-spending customers.

The share of our revenue generated by data, internet, and information technology services revenues has been increasing in the last few years and accounted for 58.7% of our consolidated revenues for 2022.  A key driver of this trend is the increase in revenue from cellular data and internet.

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

Increase in revenue generated by IndiHome

Since launch in 2015, the number of IndiHome subscribers has increased significantly. The number of IndiHome subscribers increased by 7.1% from 8.6 million subscribers in 2021 to 9.2 million subscribers in 2022. This increase drove an increase in revenue generated by IndiHome subscriptions.

We believe there is opportunity for further growth in revenue generated by IndiHome, particularly due to an increase in the use of broadband internet at home in Indonesia, as penetration of broadband internet at home in Indonesia is still relatively low. We seek to continue to increase such revenue as we continue to invest in improving our broadband infrastructure. We also continue to have promotions to encourage customers to buy various additional services, such as speed upgrades, additional set-top boxes, minipack add-ons, add-on games, and OTT services.

In addition, due to increased data consumption caused by the COVID-19 pandemic and containment measures implemented by the Government and companies, such as work-from-home or study-from-home initiatives, and increased consumption of digital services such as online shopping, revenue generated by IndiHome increased in 2020, 2021, and 2022.

Declining Legacy Cellular Telephone Revenues

The rapid development of new technologies, new services and products, and new business models has resulted in distinctions between local, long-distance, wireless, cable and internet communication services being lessened and has brought new competitors into the telecommunications market. Traditional cellular services, such as voice and SMS services, are subject to increasing competition from non-traditional telecommunications services, such as OTT products including instant voice, messaging services and other mobile services. As a result, our cellular telephone revenues, which comprise usage charges and monthly subscription charges for mobile voice and SMS services, flattened in recent years, and in 2017 began to decline. We expect that such revenues will continue to decline in the future. Our cellular telephone revenues decreased by 18.2% from Rp14,737 billion in 2021 to Rp12,052 billion in 2022. In addition, we also expect that the contribution of revenues from cellular phone services to our consolidated revenues will continue to decrease in the future, as we expect that the contribution from data, internet and information technology services will continue to grow and comprise a greater percentage of our consolidated revenues in the future. Our revenues from cellular phone services accounted for 8.2% of our consolidated revenues for 2022 compared to 10.3% for 2021. See "Item 3. Key Information — Risk Factors — Risks Related to Our Business — Risks Related to our Fixed and Cellular Telecommunications Business."

Variations in operation and maintenance expenses

Our operation and maintenance expenses primarily comprise expenses associated with network maintenance to improve our mobile cellular and fixed broadband services. In 2022, our operations and maintenance expenses increased compared to 2021. We expect that our operation and maintenance expenses will remain relatively stable or increase slightly in the future in line with our expected growth in subscribers and traffic as well as the investments that we intend to make to continue developing our network infrastructure, particularly for internet and data service, in order to increase in our network capacities to better serve our customers. Our operation and maintenance expenses increased by 6%, from Rp21,467 billion in 2021 to Rp22,746 billion in 2022. This increase was primarily due to increasing investments in our network and in maintaining our service quality.

Increase in Depreciation and Amortization Expenses

The telecommunications industry is characterized by rapid and significant changes in technology. Our technology can become obsolete faster than expected. We also need to acquire new technologies necessary to compete under rapidly evolving circumstances on commercially acceptable terms. See Note 12 to our Consolidated Financial Statements.

We expect depreciation and amortization expenses will increase in the future due to the development of our network for improving broadband services we provide for both mobile and fixed broadband.

Telkom's Consolidated Statements of Profit or Loss and Other Comprehensive Income

The following table sets out our Consolidated Statements of Profit or Loss and Other Comprehensive Income For the Years ended December 31, 2020, 2021, and 2022. Each item is expressed as a percentage of total revenues or expenses.

	2020		2021		2022
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
REVENUES
Telephone revenues
Cellular	19,510	14.3	14,737	10.3	12,052	8.2	774
Fixed line	2,100	1.5	1,730	1.2	1,536	1.0	99
Total telephone revenues	21,610	15.8	16,467	11.5	13,588	9.2	873
Interconnection revenues	7,686	5.6	7,787	5.4	8,472	5.8	544
Data, internet, and information technology service revenues
Cellular data and internet	59,502	43.6	64,500	45.0	69,006	46.8	4,432
Internet, data communication, and information technology services	9,744	7.1	10,272	7.2	10,286	7.0	661
Short Messaging Service ("SMS")	4,817	3.5	4,754	3.3	4,309	2.9	277
Others	1,753	1.3	2,698	1.9	2,809	1.9	180
Total data, internet, and information technology service revenues	75,816	55.6	82,224	57.4	86,410	58.7	5,550
Network revenues	1,671	1.2	1,880	1.3	2,378	1.6	153
IndiHome revenues	22,214	16.3	26,325	18.4	28,020	19.0	1,800
Other services
Call center service	845	0.6	1,081	0.8	1,164	0.8	75
Manage service and terminal	1,293	0.9	2,048	1.4	1,157	0.8	74
E-health	549	0.4	640	0.4	729	0.5	47
E-payment	499	0.4	487	0.3	474	0.3	30
Others	1,987	1.5	1,859	1.3	2,310	1.6	148
Total other services	5,173	3.8	6,115	4.3	5,834	4.0	374
Total revenues from contract with customer	134,170	98.3	140,798	98.3	144,702	98.2	9,294
Revenues from lessor transaction	2,277	1.7	2,412	1.7	2,604	1.8	168
Total revenues	136,447	100.0	143,210	100.0	147,306	100.0	9,462
EXPENSES
Operation, maintenance, and telecommunications service expenses
Operation and maintenance	19,956	21.3	21,467	22.4	22,746	21.1	1,461
Radio frequency usage charges	5,930	6.3	6,097	6.4	6,510	6.0	418
Leased lines and CPE	3,353	3.6	5,003	5.2	3,530	3.3	227
Concession fees and USO charges	2,411	2.6	2,472	2.6	2,601	2.4	167
Electricity, gas, and water	946	1.0	898	0.8	904	0.8	58
Cost of SIM cards, vouchers, and peripherals	544	0.6	739	0.8	747	0.7	48
Project Management	538	0.6	519	0.5	400	0.4	26
Vehicles rental and supporting facilities	378	0.4	432	0.5	343	0.3	22
Insurance	334	0.4	305	0.3	230	0.2	15
Others	185	0.2	201	0.2	173	0.2	11
Total operation, maintenance, and telecommunications service expenses	34,575	37.0	38,133	39.8	38,184	35.4	2,453
Depreciation and amortization	28,925	30.9	31,714	33.2	33,129	30.8	2,128
Personnel expenses
Salaries and related benefits	8,272	8.8	8,661	9.1	9,360	8.7	601
Vacation pay, incentives, and other benefits	4,321	4.6	4,999	5.2	3,835	3.6	246
Periodic pension benefit cost	804	0.9	1,137	1.2	1,268	1.2	81
Net periodic post-employment health care benefit cost	253	0.3	263	0.3	213	0.2	14
Obligation under the Labor Law	258	0.3	254	0.3	78	0.1	5
LSA expense	290	0.3	153	0.2	92	0.1	6
Other post-employment benefit cost	81	0.1	23	0.0	25	0.0	2
Long service employee benefit cost	53	0.1	3	0.0	1	0.0	0
Others	58	0.1	31	0.0	35	0.0	2
Total personnel expenses	14,390	15.4	15,524	16.3	14,907	13.8	957
Marketing expenses	3,482	3.7	3,633	3.8	3,929	3.6	252
General and administrative expenses
General expenses	1,805	1.9	2,043	2.1	2,259	2.1	145
Professional fees	981	1.0	789	0.8	1,097	1.0	70
Allowance for expected credit losses	2,344	2.5	477	0.5	563	0.5	36
Travelling	275	0.3	321	0.3	421	0.4	27

	2020		2021		2022
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Training, education, and recruitment	308	0.3	284	0.3	371	0.3	24
Meeting	184	0.2	249	0.3	312	0.3	20
Social contribution	223	0.2	213	0.2	218	0.2	14
Collection expenses	193	0.2	212	0.2	173	0.2	11
Research and development	52	0.1	82	0.1	108	0.1	7
Others	199	0.2	346	0.4	332	0.3	21
Total general and administrative expenses	6,564	7.0	5,016	5.2	5,854	5.4	376
Interconnection expenses	5,406	5.8	5,181	5.4	5,440	5.1	349
Unrealized gain on changes in fair value of investments	129	0.1	3,432	3.6	(6,438)	(6.0)	(414)
Gains (losses) on foreign exchange - net	(86)	(0.1)	50	0.1	256	0.2	16
Other income - net	810	0.9	162	0.2	35	0.0	3
Total expenses	93,498	100.0	95,635	100.0	107,677	100.0	6,915
Operating profit	43,958		47,653		39,716		2,552
Finance income	800		558		878		56
Finance costs	(4,602)		(4,394)		(4,077)		(262)
Share of loss of long-term investment in associates - net	(246)		(78)		(87)		(6)
Impairment of long-term investment in associated companies	(763)		—		—		—
Profit before income tax	39,147		43,739		36,430		2,340
Income tax (expense) benefit	(9,257)		(9,640)		(8,710)		(559)
Profit for the year	29,890		34,099		27,720		1,781
Other comprehensive income (losses) - net	(3,581)		1,980		1,767		113
Total comprehensive income for the year	26,309		36,079		29,487		1,894
Profit for the year attributable to owners of the parent company	21,052		24,877		20,736		1,332
Total comprehensive income for the year attributable to owners of the parent company	17,840		26,884		22,449		1,442
Basic and diluted earnings per share (in full amount)
Profit per share	212.51		251.13		209.32		0.01
Profit per ADS (100 Series B Shares per ADS)	21,251.29		25,112.50		20,932.30		1.34

Please note that the above table should be read in conjunction with the below discussion on comparability of financial information of and for the financial years ended December 31, 2022, and 2021. See "— Liquidity and Capital Resources — New Standards and Interpretations."

Financial Overview

Year ended December 31, 2022, compared to year ended December 31, 2021

Revenues

Total revenues increased by Rp4,096 billion, or 2.9%, from Rp143,210 billion in 2021 to Rp147,306 billion (US$9,462 million) in 2022. This increase was primarily due to an increase in data, internet and information technology service revenues, IndiHome revenues, and interconnection revenues but was partially offset by a decrease in cellular telephone revenues, SMS revenues, and revenues from other services.

a.        Cellular Telephone Revenues

Cellular telephone revenues represented 8.2% of our consolidated revenue in 2022. Cellular telephone revenues decreased by Rp2,685 billion, or 18.2%, from Rp14,737 billion in 2021 to Rp12,052 billion (US$774 million) in 2022. This decrease was primarily due to a decrease in usage of voice services as a result of customers increasingly using non-traditional telecommunications services, such as OTT services, as an alternative to voice services.

b.        Fixed Line Telephone Revenues

Fixed line telephone revenues decreased by Rp194 billion, or 11.2%, from Rp1,730 billion in 2021 to Rp1,536 billion (US$99 million) in 2022. This decrease in fixed line telephone revenues was primarily due to a decrease in voice service usage from customers shifting to OTT services, as an alternative to voice services.

c.           Interconnection Revenues

Interconnection revenues comprise interconnection revenues from our fixed line network and interconnection revenues from Telkomsel's mobile cellular network, including incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues increased by Rp685 billion, or 8.8%, from Rp7,787 billion in 2021 to Rp8,472 billion (US$544 million) in 2022, primarily due to an increase in voice wholesale traffic between countries and A2P SMS services.

d.           Data, Internet and Information Technology Service Revenues

Our data, internet, and information technology service revenues accounted for 58.7% of our consolidated revenues in 2022, compared to 57.4% in 2021. Data, internet, and information technology service revenues increased by Rp4,186 billion, or 5.1%, from Rp82,224 billion in 2021 to Rp86,410 billion (US$5,550 million) in 2022. This increase was primarily due to:

•

an increase in cellular data and internet revenues by Rp4,506 billion, or 7.0%, from Rp64,500 billion in 2021 to Rp69,006 billion in 2022. This increase was primarily driven by an increase in mobile broadband subscribers from 120.5 million subscribers as of December 31, 2021 to 120.9 million subscribers as of December 31, 2022. The increase in such revenues also reflected increased mobile traffic data due to the impact of COVID-19 on customers' habits (for instance increased use of digital services). For additional information on factors driving the growth of our cellular data and internet revenues, see "— Principal Factors Affecting our Financial Condition and Results of Operations — Increase in Data, Internet, and Information Technology Services;" and

•

an increase in other data and internet revenues by Rp111 billion, or 4.1%, from Rp2,698 billion in 2021 to Rp2,809 billion in 2022, primarily due to an increase in volume of collocation data center and value added services.

Such increases were partially offset by a decrease in SMS revenues of Rp445 billion, or 9.4%, from Rp4,754 billion in 2021 to Rp4,309 billion in 2022. This decrease was primarily due to increased competition from non-traditional telecommunications services, such as OTT products including instant voice, messaging services, and other mobile services, which decreased demand for SMS.

e.           Network Revenues

Network revenues increased by Rp498 billion, or 26.5%, from Rp1,880 billion in 2021 to Rp2,378 billion (US$153 million) in 2022, primarily due to an increase in leased lines and VSAT revenue from the enterprise segment due to higher demand following the COVID-19 pandemic recovery.

f.           IndiHome Revenues

IndiHome revenues increased by Rp1,695 billion, or 6.4%, from Rp26,325 billion in 2021 to Rp28,020 billion (US$1,800 million) in 2022. The increase was primarily due to an increase in the number of fixed broadband subscribers from 8.6 million as of December 31, 2021 to 9.2 million as of December 31, 2022. Data traffic of IndiHome increased from 32.6 million terabytes in 2021 to 44.3 million terabytes in 2022 due to the impact of COVID-19 on customers' habits, for instance, increased use of internet and digital services during periods when customers studied or worked from home.

g.           Other Services

In 2022, revenues from other services decreased by Rp281 billion, or 4.6%, from Rp6,115 billion in 2021 to Rp5,834 billion (US$375 million) in 2022. The decrease was primarily due to a decrease in manage service and terminal revenues by Rp891 billion, or 43.5%, from Rp2,048 billion in 2021 to Rp1,157 billion in 2022, primarily due to a decrease in management service revenues from the enterprise segment as a result of delays in projects as a consequence of the

COVID-19 pandemic on our property business. This decrease was also in line with our business strategy to adapt our product mix so as to increase the share of our revenue sourced from bundling of higher margin-generating services.

This decrease in our revenues from other services was partially offset by:

•

an increase in others revenues by Rp451 billion, or 24.3%, from Rp1,859 billion in 2021 to Rp2,310 billion in 2022 due to higher demand for our other products such as transportation management services in the enterprise segment (such as services provided to toll-road companies), digital health services and services targeted to SMEs (SME incubation platform);

•

an increase e-health revenue by Rp89 billion, or 13.9%, from Rp640 billion in 2021 to Rp729 billion in 2022, primarily due to an increase in enterprise health services sales such as smart platform and ICT services; and

•an increase in call center services revenue by Rp83 billion, or 7.7%, from Rp1,081 billion in 2021 to Rp1,164 billion in 2022, primarily due to an increase in telecommunication services and supporting facilities services sales.

h.           Revenues from Lessor Transactions

Revenues from lessor transaction increased by Rp192 billion or 8.0% from Rp2,412 billion in 2021 to Rp2,604 billion (US$168 million) in 2022. This increase resulted primarily from increased rental revenues from telecommunication towers, which reflected an increase in the number of tenants.

Expenses

Total expenses increased by Rp12,042 billion, or 12.6%, from Rp95,635 billion in 2021 to Rp107,677 billion (US$6,915 million) in 2022. This increase in expenses was attributable primarily to increases in depreciation and amortization as well as operation, maintenance and telecommunication services expenses.

a.           Operation, Maintenance, and Telecommunications Service Expenses

Operation, maintenance, and telecommunications service expenses increased by Rp51 billion, or 0.1%, from Rp38,133 billion in 2021 to Rp38,184 billion (US$2,453 million) in 2022.

This increase in operation, maintenance and telecommunications service expenses was primarily attributable to:

•

an increase in operation and maintenance expenses by Rp1,279 billion, or 6.0%, from Rp21,467 billion in 2021 to Rp22,746 billion in 2022. This increase was primarily due to an increase in our network maintenance expenses for improving our mobile cellular and IndiHome services;

•

an increase in concession fees and USO charges by Rp129 billion, or 5.2%, from Rp2,472 billion in 2021 to Rp2,601 billion in 2022, primarily due to an increase in gross revenue from Telkom, Telin and Telkomsel. (Concession fees and USO charges are calculated based on gross revenue). The increase of concession fees and USO charges consisted of an increase of Rp62 billion attributable to Telkomsel, Rp27 billion attributable to Telin, Rp36 billion attributable to Telkom, and the remaining attributable to other subsidiaries;

•

an increase in radio frequency usage charges by Rp413 billion, or 6.8%, from Rp6,097 billion in 2021 to Rp6,510 billion in 2022, primarily due to an increase in service usage of data and cellular internet;

•

an increase in vehicles rental and supporting facilities by Rp38 billion, or 12.5%, from Rp305 billion in 2021 to Rp343 billion in 2022, primarily due to an increase in our operational mobility as a result of the lessening of pandemic-related restrictions and increased activity levels resulting from COVID-19 recovery; and

•

an increase in cost of SIM cards, vouchers, and peripherals by Rp8 billion, or 1.1%, from Rp739 billion in 2021 to Rp747 billion in 2022, primarily due to an increase in cellular services in the mobile segment and game services in the digital segment.

This increase in our operation, maintenance, and telecommunications service expenses was partially offset by:

•

a decrease in leased lines and customer premises equipment (such as modems and other equipment that customers keep in their premises) expenses by Rp1,473 billion, or 29.4%, from Rp5,003 billion in 2021 to Rp3,530 billion in 2022, primarily as a result of the implementation of business strategies to adapt our product mix so as to increase the share of our revenue sourced from bundling of higher margin-generating services;

•	a decrease in insurance expense by Rp202 billion, or 46.8%, from Rp432 billion in 2021 to Rp230 billion in 2022; and
•

a decrease in project management expenses by Rp119 billion, or 22.9%, from Rp519 billion in 2021 to Rp400 billion in 2022, primarily as a result of continued delays of projects due to the COVID-19 pandemic for most of 2022.

b.           Depreciation and Amortization

Depreciation and amortization increased by Rp1,415 billion, or 4.5%, from Rp31,714 billion in 2021 to Rp33,129 billion (US$2,128 million) in 2022 in line with the development of our network infrastructure both for our mobile and fixed businesses, whose related assets are subject to depreciation and amortization.

c.           Personnel Expenses

Personnel expenses decreased by Rp617 billion, or 4.0%, from Rp15,524 billion in 2021 to Rp14,907 billion (US$957 million) in 2022. This decrease was primarily due to:

•

a decrease in vacation pay, incentives and other benefits to our employees by Rp1,164 billion, or 23.3%, from Rp4,999 billion in 2021 to Rp3,835 billion in 2022 primarily as a result of a decrease in performance-related compensation;

•

a decrease in pension and other post-employment benefits by Rp95 billion, or 5.7%, from Rp1,680 billion in 2021 to Rp1,585 billion in 2022. This decrease primarily reflected a decrease in obligation under the Labor Law by Rp176 billion, or 69.3%, from Rp254 billion in 2021 to Rp78 billion in 2022 due to the enactment of the Job Creation Law 2022, and a decrease in net periodic post-employment health care benefit cost by Rp50 billion, or 19.0%, from Rp263 billion in 2021 to Rp213 billion in 2021, primarily due to lower benefits received under our post-employment health benefit plan. These decreases were partially offset by an increase in periodic pension benefit cost by Rp131 billion, or 11.5%, from Rp1,137 billion in 2021 to Rp1,268 billion in 2022 primarily as a result of an increase in Telkomsel's discount rate (from 7.00% in 2021 to 7.15% in 2022) used as an actuarial assumption to compute such pension benefit; and

•	a decrease in long service awards expenses by Rp61 billion, or 39.9%, from Rp153 billion in 2021 to Rp92 billion in 2022.

The above decreases were partially offset byan increase in salaries and related benefit by Rp699 billion, or 8.1%, from Rp8,661 billion in 2021 to Rp9,360 billion in 2022, primarily as a result of our policy to increase salaries to offset annual inflation.

d.           Marketing Expenses

Marketing expenses increased by Rp296 billion, or 8.1%, from Rp3,633 billion in 2021 to Rp3,929 billion (US$252 million) in 2022.  This increase was primarily due to increased advertising and promotions expenses to fund increased post-pandemic marketing activities, including promotions and cross-product marketing campaigns.

e.           General and Administrative Expenses

General and administrative expenses increased by Rp838 billion, or 16.7%, from Rp5,016 billion in 2021 to Rp5,854 billion (US$376 million) in 2022, primarily due to a Rp308 billion increase, or 39.0%, in professional fees (mainly consultant fees related to the implementation of our fixed-mobile convergence initiative) from Rp789 billion in 2021 to Rp1,097 billion in 2022, and a Rp216 billion increase, or 10.6%, in general expenses from Rp2,043 billion in 2021 to Rp2,259 billion (US$145 million) in 2022 as a result of the implementation of our corporate initiatives. This increase in our general expenses was partially offset by a decrease in collection expenses in the amount of Rp39 billion, or 18.4%, in 2022, compared to 2021.

f.           Interconnection Expenses

Interconnection expenses increased by Rp259 billion, or 5.0%, from Rp5,181 billion in 2021 to Rp5,440 billion (US$349 million) in 2022, reflecting our strategic focus on increasing interconnection revenues and which was generally in line with the 8.8% increase in our interconnection revenues.

g. Unrealized loss on changes in fair value of investments

We had a loss on changes in fair value of investments of Rp6,438 billion (US$414 million) in 2022 compared with a gain on changes in fair value of investments of Rp3,432 billion in 2021 due to an increase of unrealized loss based on the valuation of our investment in GoTo and unrealized gain from changes in the fair value of our investment in MDI. See "Item 4. Information on the Company — Business Overview."

h.           Gains (Losses) on Foreign Exchange - net

We had a gain on foreign exchange-net of Rp256 billion (US$16 million) in 2022 compared with a gain on foreign exchange-net of Rp50 billion in 2021. This gain in 2022 primarily originated from an increase in the valuation of financial assets denominated in U.S. Dollars.

i.           Other Income - net

Other income decreased by Rp127 billion, or 78.4%, from Rp162 billion in 2021 to Rp35 billion (US$3 million) in 2022 due to our lower other income primarily related to decreased net income from the sale and exchange of fixed assets in 2022.

Operating Profit and Operating Profit Margin

As a result of the foregoing, our operating profit decreased by Rp7,937 billion, or 16.7%, from Rp47,653 billion in 2021 to Rp39,716 billion (US$2,552 million) in 2022. Our operating profit margin decreased from 33.3% in 2021 to 27.0% in 2022.

Finance Income

Finance income increased by Rp320 billion or 57.3%, from Rp558 billion in 2021 to Rp878 billion (US$56 million) in 2022, due to higher interest rates, which were partially offset by lower cash deposits.

Finance Costs

Finance costs decreased by Rp317 billion or 7.2%, from Rp4,394 billion in 2021 to Rp4,077 billion (US$262 million) in 2022, primarily as a result of a decrease in the average balance of long-term bank loans.

Profit before Income Tax and Pre-tax Profit Margin

As a result of the foregoing, our profit before income tax decreased by Rp7,309 billion, or 16.7%, from Rp43,739 billion in 2021 to Rp36,430 billion (US$2,340 million) in 2022. Our pre-tax profit margin was 30.5% for 2021 and 24.7% for 2022.

Income Tax (Expense) Benefit

Our income tax expense decreased by Rp930 billion, or 9.6%, from Rp9,640 billion in 2021 to Rp8,710 billion (US$559 million) in 2022, as a result of increased deferred tax income of Rp84 billion in 2021 compared to  deferred tax expense of Rp549 billion in 2022.

Other Comprehensive Income (Losses) – Net

We recorded other comprehensive income of Rp1,767 billion (US$113 million) for 2022 compared to other comprehensive income of Rp1,980 billion for 2021, primarily due to an actuarial gain of Rp1,464 billion recognized in 2022 compared to an actuarial gain of Rp1,955 billion recognized in 2021, in each case relating to our Defined Benefit Pension Plan ("DBPP").

Total Comprehensive Income for the Year

As a result of the foregoing, our total comprehensive income for the year decreased by Rp6,592 billion, or 18.3%, from Rp36,079 billion in 2021 to Rp29,487 billion (US$1,894 million) in 2022.

Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company decreased by Rp4,141 billion, or 16.6%, from Rp24,877 billion in 2021 to Rp20,736 billion (US$1,332 million) in 2022.

Total Comprehensive Income for the Year Attributable to Owners of the Parent Company

Total comprehensive income for the year attributable to owners of the parent company decreased by Rp4,435 billion, or 16.5%, from Rp26,884 billion in 2021 to Rp22,449 billion (US$1,442 million) in 2022.

Profit per Share

Our profit per share decreased by Rp41.81 or 16.6%, from Rp251.13 in 2021 to Rp209.32 in 2022.

For a discussion of our statements of operations for the years ended December 31, 2021 and 2020, see the section “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of the Years Ended December 31, 2021 and 2020” in our annual report on Form 20-F for the year ended December 31, 2021.

Segment Overview

We have five main operating segments as follows:

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

For more detailed information regarding our segment information, see Note 32 to our Consolidated Financial Statements. Our segment results for 2020, 2021, and 2022 were as follows:

Telkom's Results of Operations by Segment

	Years Ended December 31,
	2020	2021	2022		2022-2021
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)	(%)
Mobile
Revenues
External revenues	83,720	84,267	85,493	5,491	1.5
Inter-segment revenues	3,297	3,097	3,344	215	8.0
Total segment revenues	87,017	87,364	88,837	5,706	1.7
Segment results	32,966	34,435	26,122	1,678	(24.1)
Depreciation and amortization	(19,715)	(20,333)	(21,028)	(1,351)	3.4
Provision recognized in current period	(83)	(99)	(128)	(8)	29.3
Consumer
Revenues
External revenues	20,957	24,930	26,354	1,693	5.7
Inter-segment revenues	1,148	187	195	13	4.3
Total segment revenues	22,105	25,117	26,549	1,706	5.7
Segment results	4,561	5,894	7,579	487	28.6
Depreciation and amortization	(3,990)	(6,566)	(6,738)	(433)	2.6
Provision recognized in current period	(511)	(285)	(434)	(28)	52.3
Enterprise
Revenues
External revenues	17,729	19,141	19,161	1,231	0.1
Inter-segment revenues	18,591	22,395	24,646	1,583	10.1
Total segment revenues	36,320	41,536	43,807	2,814	5.5
Segment results	(544)	(307)	831	53	(370.7)
Depreciation and amortization	(3,276)	(3,909)	(3,999)	(257)	2.3
Provision recognized in current period	(1,390)	(13)	(45)	(2)	246.2
Wholesale and International Business
Revenues
External revenues	13,501	14,255	15,442	992	8.3
Inter-segment revenues	16,139	18,072	19,658	1,263	8.8
Total segment revenues	29,640	32,327	35,100	2,255	8.6
Segment results	6,497	9,192	8,925	573	(2.9)
Depreciation and amortization	(5,069)	(4,702)	(5,805)	(373)	23.5
Provision recognized in current period	(267)	5	34	2	580.0
Others
Revenues
External revenues	219	205	239	15	16.6
Inter-segment revenues	1,550	2,395	2,486	160	3.8
Total segment revenues	1,769	2,600	2,725	175	4.8
Segment results	107	199	(1,063)	(68)	(634.2)
Depreciation and amortization	(25)	(20)	(19)	(1)	(5.0)
Provision recognized in current period	(8)	(33)	(5)	(0)	(84.8)

Please note that the above table should be read in conjunction with the below discussion on comparability of financial information of and for the financial years ended December 31, 2022, and 2021. See "— New Standards and Interpretation." See also "— Financial Overview — Year ended December 31, 2021 compared to year ended December 31, 2020" in Item 5 to our annual report on Form 20-F for the financial year ended December 31, 2021 filed with the SEC on April 22, 2022, and available free of charge on the SEC’s website at www.sec.gov and our website at www.telkom.co.id.

Year ended December 31, 2022 compared to year ended December 31, 2021

Mobile Segment

Our mobile segment revenues increased by Rp1,226 billion, or 1.5%, from Rp84,267 billion in 2021 to Rp85,493 billion in 2022. The increase was primarily due to:

•

an increase in cellular data and internet revenues by Rp4,506 billion, or 7.0%, which primarily reflected an increase in revenue from data services due to customers shifting to OTT services, as an alternative to voice and SMS services; and

•

an increase in the number of mobile broadband subscribers from 120.5 million subscribers as of December 31, 2021 to 120.9 million subscribers as of December 31, 2022. Mobile data traffic increased by 18.7% from 13.8 million terabytes to 16.4 million terabytes.

This increase was partially offset by a decrease in cellular service revenues by Rp2,759 billion, or 18.8% in 2022 compared with 2021. This decrease was primarily due to customers choosing to use digital telecommunications services.

Consumer Segment

Our consumer segment revenues increased by Rp1,424 billion, or 5.7%, from Rp24,930 billion in 2021 to Rp26,354 billion in 2022, primarily due to an increase in IndiHome revenues by Rp1,512 billion, or 6.4%. This increase reflected growth in the number of IndiHome subscribers from 8.6 million as of December 31, 2021 to 9.2 million as of December 31, 2022. Data traffic of IndiHome increased from 32.6 million terabytes in 2021 to 44.3 million terabytes in 2022, reflecting increased usage of digital services and of the internet by customers, in particular as a consequence of changing habits due to the COVID-19 pandemic and related measures implemented by the Government (such as initiatives encouraging working-from-home and studying-from-home).

The increase in our consumer segment revenues was partially offset by a decrease in fixed line telephone revenues by Rp139 billion, or 15.5%, primarily due to a decrease in the usage of voice service as a result of competition from other cellular services.

Enterprise Segment

Our enterprise segment revenues increased by Rp20 billion, or 0.1%, from Rp19,141 billion in 2021 to Rp19,161 billion in 2022, primarily due to:

●	an increase in network revenues by Rp351 billion, or 32.3%, primarily due to the increase in leased lines and VSAT revenue for the enterprise product segment due to higher demand reflecting higher levels of activity after the as COVID-19 pandemic declined and containment measures were eased and/or lifted; and
●	an increase in IndiHome revenues by Rp183 billion, or 7.0%, primarily due to an increase in purchases of IndiHome bundled products by customers.

This increase was partially offset by:

●	a decrease in other telecommunication services revenues by Rp407 billion, or 7.8%, primarily due to a decrease in managed service and terminal revenues by Rp891 billion or 43.5%, which was offset by an increase in call center service revenues by Rp127 billion or 12.5%, an increase in e-health service revenues by Rp89 billion or 13.9%, and an increase in revenue from other services by Rp273 billion or 26.4%; and
●	a decrease in fixed line revenues by Rp45 billion, or 6.9%, primarily due to declining demand for voice services.

Wholesale and International Business Segment

Our wholesale and international business segment revenues increased by Rp1,187 billion, or 8.3%, from Rp14,255 billion in 2021 to Rp15,442 billion in 2022, mainly due to:

●	an increase in interconnection revenues by Rp768 billion, or 10.4%, primarily due to an increase in voice wholesale traffic between countries and A2P SMS services;
●	an increase in network revenues by Rp148 billion, or 18.8%, primarily due to an increase in leased lines as a result of higher demand following the COVID-19 pandemic recovery;
●	an increase in data, internet and information technology services revenue by Rp110 billion, or 3.7%, primarily due to an increase in internet, data communication and information technology services revenues by Rp172 billion, or 8.4%, from data centers managed by Telin and a decrease in revenue from other services by Rp62 billion, or 6.7%, primarily as a result of decreased demand for IT management services; and
●	an increase in telephone revenues by Rp64 billion, or 24.8%, due to an increase in international cellular revenue by Rp74 billion, or 101.4%, and a decrease in fixed line revenue by Rp10 billion, or 5.4%, due to a shift in demand away from fixed lines and to cellular services.

This increase in wholesale and international business segment revenues was partially offset by a decrease in other telecommunications services revenues by Rp89 billion, or 22.5%, which was primarily due to a decrease in others revenues by Rp45 billion, or 13.8%, which principally reflected decreased sales of devices, a decrease in construction revenue from TelkomInfra and a decrease in call center service revenues by Rp44 billion, or 63.8%.

Other Segment

Our other segment revenues increased by Rp34 billion, or 16.6%, from Rp205 billion in 2021 to Rp239 billion in 2022, primarily due to a decrease in adjustments and eliminations by Rp206 billion, or 48.4%, compared to 2021. This decrease was partially offset by an increase of other telecommunication services revenues by Rp240 billion, or 38.0%, and an increase in data, internet and information technology service revenues resulting from an increase in sales of other services by Rp27 billion, or 15.0%, due to sales related to our digital business.

For a discussion of our results of operations per segment for the years ended December 31, 2021 and 2020, see the section “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations —Comparison of the Years Ended December 31, 2021 and 2020” in our annual report on Form 20-F for the year ended December 31, 2021.

B.                         LIQUIDITY AND CAPITAL RESOURCES

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

A.   Internal Liquidity Sources

To fulfill our obligations, we rely primarily on our internal liquidity. As of December 31, 2022, we had Rp31,947 billion (US$2,052 million) in cash and cash equivalents available. Cash and cash equivalents decreased by Rp6,364 billion, or 16.6%, from Rp38,311 billion as of December 31, 2021.

Cash receipts from revenues primarily comprised cash receipts from revenues from customers, which amounted to Rp146,268 billion (US$9,395 million) in 2022, and which were used for the payment of operating expenses, the acquisition of property and equipment, the payment of cash dividends and the repayment of loans and other borrowings.

Our internal liquidity strength is reflected in our current ratio, which we calculate as current assets divided by current liabilities. As of December 31, 2021 and 2022, our current ratio was 89.2 and 78.4, respectively.

B.   External Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, bonds and notes, lease liabilities, other borrowings and two-step loans. We had external liquidity from loans and other borrowings of Rp62,853 billion as of December 31, 2022.

As of December 31, 2022, we had the following undrawn amounts under our sources of liquidity:

●	a credit facility with Bank Mandiri in the amount of Rp10,100 billion;
●	a credit facility with Bank National Indonesia in the amount of Rp6,618 billion;
●	a credit facility with MUFG Bank in the amount of Rp5,262 billion;
●	a credit facility with PT Bank Central Asia in the amount of Rp4,000 billion;
●	a credit facility with PT Bank Syariah Indonesia in the amount of Rp3,000 billion;
●	a credit facility with HSBC Bank in the amount of Rp2,371 billion;
●	a credit facility with PT Bank Rakyat Indonesia in the amount of Rp2,000 billion;
●	a credit facility with Bank of China in the amount of Rp1,500 billion;
●	a credit facility with Maybank in the amount of Rp1.000 billion;

●	a credit facility with Bank CIMB Niaga in the amount of US$76,090,710;
●	a credit facility with PT Bank DBS Indonesia in the amount of Rp400 billion;
●	a credit facility with Citibank in the amount of Rp500 billion;
●	a credit facility with BTPN Bank in the amount of Rp300 billion;
●	a syndicated loan facility arranged by PT Bank Syariah Indonesia and PT Bank Muamalat Indonesia in the amount of Rp1,820 billion;
●	a credit facility with UOB Bank in the amount of Rp450 billion; and
●	a credit facility with Permata Syariah Bank in the amount of Rp500 billion.

As of December 31, 2022, we had no off-balance sheet arrangements that were reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

For a discussion of our sources of liquidity for the year ended December 31, 2020, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Liquidity” in our annual report on Form 20-F for the year ended December 31, 2021.

Contractual Obligations and Commercial Commitments

The following table sets forth information on certain of our material contractual obligations as of December 31, 2022:

Contractual Obligations	By Payment Due Date
	Total	Less Than 1 Year (6)	1-3 years (6)	3-5 years (6)	More than 5 years (6)
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Long-Term Debts(1)(4)	36,189	8,858	15,056	6,393	5,882
Lease Liabilities(2)	18,473	4,772	6,136	3,219	4,346
Interest on Long-Term Debts and Lease Liabilities(5)	15,126	3,760	4,843	2,324	4,199
Unconditional Purchase Obligations(3)	14,203	14,203	—	—	—
Total	83,991	31,593	26,035	11,936	14,427

Notes:

(1)	See Notes 19 and 20 to our Consolidated Financial Statements.
(2)	Related to the lease of the slot site of the tower, transmission installation and equipment, power supply, data processing equipment, office equipment, vehicles, and CPE assets.
(3)	Capital expenditure committed under contractual arrangements.
(4)	Excludes the related contractually committed interest obligations.
(5)	See "Item 3. Key Information — Risk Factors — Risks Related to Our Business — Financial Risks — We are exposed to interest rate risk in relation to our bank borrowings."
(6)	Less than 1 year means 2022, 1-3 years means 2023-2024, 3-5 years means 2025-2026, more than 5 years means 2027 and thereafter.

See Note 33 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, we had long-term liabilities for defined pension benefits and post-employment health care benefit plan. In 2022, we contributed Rp719 billion to our Defined Benefit Pension Plan and post-employment health care benefit plan.

Cash Flows

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements for 2020, 2021 and 2022.

	Years Ended December 31,
	2020	2021	2022
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Net cash flows:
provided by operating activities	65,317	68,353	73,354	4,713
used in investing activities	(35,099)	(37,914)	(39,122)	(2,513)
used in financing activities	(27,910)	(12,775)	(40,965)	(2,631)
Net increase/(decrease) in cash and cash equivalents	2,308	17,664	(6,733)	(431)
Effect of exchange rate changes on cash and cash equivalents	40	59	370	23
Allowance for expected credit losses	(0)	(1)	(1)	(0)
Cash and cash equivalents at beginning of year	18,241	20,589	38,311	2,461
Cash and cash equivalents at end of year	20,589	38,311	31,947	2,052

Year ended December 31, 2022 compared to year ended December 31, 2021

As of December 31, 2022, total cash and cash equivalents amounted to Rp31,947 billion, representing a decrease of Rp6,364 billion, or 16.6%, from Rp38,311 billion as of December 31, 2021.

In 2022, operating activities generated the largest cash receipts which amounted to Rp149,882 billion, or 80.3% of total cash receipts, followed by financing activities which generated cash receipts of Rp36,003 billion, or 19.3% of total cash receipts, and investing activities which generated cash receipts of Rp842 billion, or 0.5% of total cash receipts. In total, cash receipts decreased by Rp28,278 billion, or 13.2%, compared to 2021.

In 2022, cash used for operating activities amounted to Rp76,528 billion, or 39.4% of total cash disbursements, followed by cash used for financing activities which amounted to Rp76,968 billion, or 39.7% of total cash disbursements, and cash used for investing activities which amounted to Rp40,524 billion, or 20.9% of total cash disbursements. Compared to 2021, cash disbursements decreased by Rp3,321 billion, or 1.7%.

Cash Flows from Operating Activities

Net cash generated by operating activities was Rp73,354 billion (US$4,713 million) in 2022 and  Rp68,353 billion in 2021, representing an increase of Rp5,001 billion, or 7.3%.

Cash receipts from operating activities in 2022 amounted to Rp149,882 billion, representing an increase of Rp1,648 billion, or 1.1%, compared to 2021. Cash receipts principally originated from cash receipts from customers and other operators of Rp146,268 billion and cash receipts from tax refund of Rp2,411 billion. Cash receipts from customers and other operators increased by 1.6% compared to 2021, principally due to increased data, internet and information technology service revenues, IndiHome revenues, and interconnection revenues. Cash receipts from interests increased by 53.4% compared to 2021, mainly as a result  of  increased transaction volume with government agencies and state-owned banks. Cash receipts from others - net in 2022 amounted to Rp338 billion, representing an increase of 208.7% compared to cash payments for others - net in 2021 which amounted to Rp311 billion, mainly due to vendor and procurement transactions. Cash receipts from tax refund decreased by 36.0% compared to 2021, primary as a result of delays in processing overpayment of domestic VAT for 2020 and administrative fines charged as a result of the corrected VAT amount for 2019.

Cash disbursements from operating activities in 2022 amounted to Rp76,528 billion and decreased by Rp3,353 billion, or 4.2%, compared to 2021. This decrease primarily resulted from a decrease in cash payments for value added taxes – net, cash payments for short-term lease and low-value lease assets, and cash payments for corporate and final income taxes and was partially offset by increased cash payments to employees and cash payments for expenses. The cash disbursements were primarily used for:

●	cash payments for expenses of Rp45,559 billion increased by 1.7% compared to 2021, primarily due to increased total expenses in 2022;
●	cash payments to employees of Rp14,052 billion increased by 6.0% compared to 2021, primarily due to increased salaries and benefit expenses in 2022;
●	cash payments for corporate and final income taxes of Rp8,465 billion decreased by 12.5% compared to 2021, primarily due to decreased income tax expense in 2022;
●	cash payments for finance costs of Rp4,064 billion decreased by 8.2% compared to 2021, primarily due to decreased costs relating to borrowings;
●	cash payments for short-term lease and low-value lease assets of Rp3,873 billion decreased by 27.0% compared to 2021, primarily due to decreased interest costs related to lease liabilities; and
●	cash payments for value added taxes - net of Rp515 billion decreased by 75.3% compared to 2021, primarily due to decreased VAT on prepaid other tax liabilities for our company and our subsidiaries.

Cash Flows used in Investing Activities

Net cash flows used in investing activities in 2022 amounted to Rp39,122 billion (US$2,513 million), compared to Rp37,914 billion in 2021, representing an increase of Rp1,208 billion, or 3.2%. Cash flows used in investing activities principally included payments for purchases of property and equipment amounting to Rp35,010 billion, payments for purchases of intangible assets amounting to Rp3,259 billion, addition of long-term investments in financial instruments amounting to Rp1,401 billion, and proceeds from (placement in) other current financial assets - net amounting to Rp854 billion. Payments of property and equipment principally reflected the acquisitions of transmission installation and equipment, cable network, and payments related to property under constructions. Purchases of intangible assets primarily reflected purchases of software.

Cash Flows used in Financing Activities

Net cash flows used in financing activities in 2022 amounted to Rp40,965 billion (US$2,631 million), compared to Rp12,775 billion in 2021, representing an increase of Rp28,190 billion, or 220.7%.

Cash receipts from financing activities amounted to Rp36,003 billion in 2022, a decrease of Rp29,072 billion, or 44.7%, compared to 2021. This decrease primarily reflected non-recurring cash receipts of Rp18,463 billion  received in 2021 from the initial public offering of Mitratel in November 2021 and decreased proceeds in the amount of Rp35,958 billion from withdrawal of loans and other borrowings in 2022.

Cash disbursements from financing activities amounted to Rp76,968 billion in 2022, a decrease of Rp882 billion, or 1.1%, compared to 2021. The cash disbursements were primarily used for the repayments of loans and other borrowings in the amount of Rp44,304 billion representing an increase of Rp564 billion, or 1.3%, payments of cash dividends to our shareholders and non-controlling interests of subsidiaries amounting to Rp24,959 billion in aggregate representing a decrease of Rp4,926 billion, or 16.5%, repayments of principal portion of lease liabilities in the amount of Rp7,024 billion representing an increase of Rp2,799 billion or 66.2%, and proceeds from a share buyback of non controlling interests by one of our subsidiaries in the amount of Rp681 billion.

Current Assets

As of December 31, 2022, our current assets were Rp55,073 billion (US$3,536 million) compared to Rp61,288 billion as of December 31, 2021, representing a decrease of Rp6,215 billion, or 10.1%. This decrease was primarily due to:

•

a decrease in our cash and cash equivalents of Rp6,364 billion, or 16.6%, from Rp38,311 billion as of December 31, 2021 to Rp31,947 billion as of December 31, 2022, primarily due to a Rp3,136 billion decrease in cash deposited with banks;

•

a decrease in our prepaid other taxes of Rp1,025 billion, or 40.4%, from Rp2,537 billion as of December 31, 2021 to Rp1,512 billion as of December 31, 2022, primarily due to a decrease in VAT payable by Telkom and its subsidiaries; and

•

a decrease in assets held for sale of Rp812 billion, or 99.3%, from Rp818 billion as of December 31, 2021 to Rp6 billion as of December 31, 2022. As of December 31, 2021 and 2022, Telkomsel's equipment units had carrying amounts of Rp818 billion and Rp6 billion, respectively, as they will be exchanged, and therefore the equipment units were reclassified as assets held for sale in the consolidated statement of financial position.

These decreases were primarily and partially offset by:

•

an increase in trade and other receivables of Rp190 billion, or 2.2%, from Rp8,705 billion as of December 31, 2021 to Rp8,895 billion as of December 31, 2022, primarily due to an increase in related parties receivables and other receivables by Rp631 billion and Rp66 billion, respectively;

•

an increase in other current financial assets by Rp856 billion, or 173.6%, from Rp493 billion as of December 31, 2021 to Rp1,349 billion as of December 31, 2022, primarily due to an increase in time deposits of Rp311 billion;

•

an increase in other current assets of Rp398 billion, or 6.3%, from Rp6,362 billion as of December 31, 2021 to Rp6,760 billion as of December 31, 2022 due to an increase in prepaid frequency license fees;

•

an increase in inventories by Rp365 billion, or 46.9%, from Rp779 billion as of December 31, 2021 to Rp1,144 billion as of December 31, 2022, primarily due to an increase in inventories of components, SIM cards and blank prepaid vouchers;

•

an increase in contract assets by Rp127 billion, or 5.5%, from Rp2,330 billion as of December 31, 2021 to Rp2,457 billion as of December 31, 2022, primarily due to an increase in enterprise segment's contract assets from government customers;

•

an increase in prepaid income taxes by Rp35 billion, or 11.8%, from Rp297 billion as of December 31, 2021 to Rp332 billion as of December 31, 2022, primarily due to an increase in our subsidiaries’ corporate income tax; and

•	an increase in contract costs of Rp15 billion, or 2.3%, from Rp656 billion as of December 31, 2021 to Rp671 billion as of December 31, 2022.

Current Liabilities

As of December 31, 2022, our current liabilities were Rp70,235 billion (US$4,511 million) compared to Rp68,695 billion as of December 31, 2021, representing an increase of Rp1,540 billion, or 2.2%. This increase was primarily due to:

•

an increase in current income tax liabilities of Rp1,198 billion, or 74.5%, from Rp1,609 billion as of December 31, 2021 to Rp2,807 billion as of December 31, 2022, due to an increase in corporate income tax payable by subsidiaries by Rp863 billion;

•

an increase in trade and other payables of Rp1,141 billion, or 6.4%, from Rp17,779 billion as of December 31, 2021 to Rp18,920 billion as of December 31, 2022 due to an increase in trade payables to third parties by Rp1,384 billion;

•

an increase in short-term bank loans and current maturities of long-term liabilities of Rp677 billion, or 4.1%, from Rp16,372 billion as of December 31, 2021 to Rp17,049 billion as of December 31, 2022, primarily due to an increase in short-term bank loans of Rp1,509 billion which was partially offset by a decrease in current maturities of long-term liabilities of Rp832 billion. We primarily increased our short-term bank loans for funding working capital. The decrease in current maturities of long-term liabilities was primarily due to a decrease in the current maturities of bonds of Rp2,200 billion which was partially offset by an increase in bank loans of Rp1,477 billion; and

•

an increase in other tax liabilities of Rp251 billion, or 10.8%, from Rp2,314 billion as of December 31, 2021 to Rp2,565 billion as of December 31, 2022, due to a Rp525 billion increase in VAT collected by our subsidiaries.

These increases were partially offset by:

•	a decrease in current maturities of lease liabilities of Rp753 billion, or 13.6%, from Rp5,525 billion as of December 31, 2021 to Rp4,772 billion as of December 31, 2022;
•

a decrease in contract liabilities of Rp500 billion, or 7.4%, from Rp6,795 billion as of December 31, 2021 to Rp6,295 billion as of December 31, 2022, primarily due to a decrease in advances from mobile customers and enterprise customers amounting to Rp578 billion and Rp35 billion, respectively. This decrease was partially offset by an increase in advances from WIB customers  and Consumer customers amounting to Rp50 billion and Rp48 billion, respectively;

•

a decrease in accrued expenses of Rp440 billion, or 2.8%, from Rp15,885 billion as of December 31, 2021 to Rp15,445 billion as of December 31, 2022, due to a decrease in accrued expenses for operation, maintenance, and telecommunication services of Rp795 billion and a decrease in salaries and benefits of Rp166 billion; and

•

a decrease in customer deposits of Rp34 billion, or 1.4%, from Rp2,416 billion as of December 31, 2021 to Rp2,382 billion as of December 31, 2022, primarily due to a decrease in customer deposits from new IndiHome customers that can be used to deduct billing on the payment date or can be refunded to customers who want to deactivate their services.

Working Capital

As of December 31, 2022, our working capital, defined as the difference between current assets and current liabilities as of the same date, decreased by Rp7,755 billion compared to our working capital as of December 31, 2021. As at December 31, 2022, our current assets were lower than our current liabilities, resulting in a current ratio, defined as our current assets divided by our current liabilities, of 0.78 as of December 31, 2022. We closely monitor our working capital and generally try to lower it to maintain it at an optimal level so that we may manage our working capital efficiently, without restricting our ability to meet our current liabilities. This decrease in working capital was primarily due to:

•	a decrease in current assets of Rp6,215 billion, or 10.1%, from Rp61,288 billion as of December 31, 2021 to Rp55,073 billion as of December 31, 2022. See"— Current Assets."
•	an increase in current liabilities of Rp1,540 billion, or 2.2%, from Rp68,695 billion as of December 31, 2021 to Rp70,235 billion as of December 31, 2022. See"— Current Liabilities."

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

Capital Structure

Our capital structure as of December 31, 2022, is described as follows:

	Amount	Portion
	(Rp billion)	(%)
Short-term debt	8,191	4.3
Long-term debt	54,662	28.5
Total debt	62,853	32.7
Equity attributable to owners of the parent company	129,224	67.3
Total	192,077	100.0

As of December 31, 2022, our net debt to equity ratio was 0.24 and our debt service coverage ratio was 1.6 times, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

For further information on our Company's management policies related to capital, see Note 35 to our Consolidated Financial Statements.

Indebtedness

Consolidated total indebtedness (consisting of short-term bank loans, long-term liabilities, current maturities of long-term liabilities and other borrowings) as of December 31, 2020, 2021 and 2022 were as follows:

	As of December 31,
	2020	2021	2022
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Indonesian Rupiah	63,256	67,587	62,107	3,989
U.S. Dollar(1)	1,007	671	531	34
Japanese Yen(2)	418	285	181	12
Malaysian Ringgit(3)	41	36	34	2
Total	64,722	68,579	62,853	4,037

Notes:

(1)

The amounts as of December 31, 2020, 2021 and 2022 translated into Rupiah at Rp14,050, Rp14,252.50 and Rp15,569.05 to US$1, respectively, being the Reuters average rates for U.S. Dollars at each of those dates.

(2)	The amounts as of December 31, 2020, 2021 and 2022 translated into Rupiah at Rp136.93, Rp123.84 and Rp118.15 to Yen 1, respectively, being the Reuters average rates for Yen at each of those dates.
(3)	The amount as of December 31, 2020, 2021 and 2022 translated into Rupiah at Rp3,481.17, Rp3,421.97 and Rp3,534.06 to Ringgit 1, being the Reuters average rates for Ringgit.

Of our total indebtedness, as of December 31, 2022, Rp21,821 billion, Rp21,493 billion, Rp9,535 billion, and Rp10,004 billion were scheduled for repayment in 2023-2024, 2025-2026, 2027 and thereafter, respectively. As of December 31, 2022, approximately 56.1% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans. We use hedging instruments to cover foreign currency risk exposures for periods ranging from three to 12 months.

For further information on our Company's indebtedness, see Notes 19 and 20 to our Consolidated Financial Statements.

Capital Expenditures

In 2022, we incurred capital expenditures of Rp34,146 billion (US$2,194 million) for not only increasing capacity but also improving the quality of our services. Our capital expenditures are grouped into the following categories for planning purposes:

●	Broadband services, which consist of mobile (4G and 5G) and fixed broadband access;
●	Network infrastructure, which consists of core transmission network, submarine cable systems, metro-ethernet, optical transport network and IP backbone;
●	Data centers, IT, applications and content, as well as service node; and
●	Capital expenditure supports, such as capital expenditure for the construction or maintenance of telecommunications towers.

Of our Rp34,146 billion capital expenditure in 2022, Telkom, as the parent company, incurred capital expenditures of Rp15,650 billion (US$1,005 million), Telkomsel incurred capital expenditures of Rp12,343 billion (US$793 million) and our other subsidiaries incurred capital expenditures of Rp6,153 billion (US$395 million). As our capital expenditures in 2022 and 2021 were at historically elevated levels, we expect to reduce our capital expenditures in the future to bring them more in line with our long-term funding capacity. The following table set forth our capital expenditure breakdown between Telkom as a parent company, Telkomsel and our other subsidiaries for the periods indicated.

	Years Ended December 31,
	2020	2021	2022
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Telkom (parent company)	15,205	15,347	15,650	1,005
Subsidiaries
Telkomsel	9,820	10,540	12,343	793
Others	4,254	4,442	6,153	395
Subtotal for subsidiaries	14,074	14,982	18,496	1,189
Total for Telkom Group	29,279	30,329	34,146	2,194

Our capital expenditures in 2022 were mostly related to strengthening our networks and supporting infrastructure as well as enhancing capacity to provide a better customer experience. Our fixed line capital expenditures were primarily related to fiber-based access, submarine backbone infrastructure development and other projects such as towers and data centers. We also used capital expenditures for the improvement of 4G network quality and capacity, 5G rollout, and enhancement of the IT system for our mobile business.

Material Commitments for Capital Expenditures

As of December 31, 2022, we had material commitments for capital expenditures under contractual arrangements totaling Rp14,203 billion (US$912 million), principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network in Indonesia. We also have capital expenditure planned for investments outside Indonesia, in particular in relation to Telin, which will extend its fiber optic network with the laying of a 15,000 km of submarine cable in collaboration with the Bifrost Cable System consortium to  connect Singapore, Indonesia, the Philippines, Guam and the west coast of North America and which is expected to be completed in 2024. Our subsidiaries also have capital expenditures planned. Telkomsat plans to launch a satellite in orbital slot 113 BT as part of its efforts to strengthen the capacity and quality of connectivity throughout Indonesia. In addition, Mitratel plans to fund aggressive expansion, including both organic growth as well as tower acquisition, in line with its goal of becoming the largest tower company in Southeast Asia.

The following table sets forth information on our committed capital expenditures under contractual arrangements as of December 31, 2022.

Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(in millions)	(in billions)
Rupiah	—	10,046
U.S. Dollar	267.00	4,157
Total		14,203

For a more detailed discussion regarding our material commitments for capital expenditures, see Note 33a to our Consolidated Financial Statements.

Source of Funds

We have historically funded our capital expenditures primarily with cash generated from operations. In 2023, we expect that our capital expenditure to revenue ratio will range approximately from 25% to 30%. We expect that the most significant proportions of capital expenditure will be allocated to the development of infrastructure to support broadband services, both for mobile and fixed line broadband services. A portion of our capital expenditure is allocated to our subsidiaries, primarily to Telkomsel. We expect to fund the above commitments with our internal and external sources of funds.

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

Critical Accounting Policies, Estimates and Judgments

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As such, we are required to make certain estimates, judgments and assumptions that management believes are reasonable based upon the information available. For a complete discussion of our critical accounting policies, estimates and judgments, see Note 2ab to our Consolidated Financial Statements.

New Standards and Interpretations

For new standards, amendments to standards and interpretations not yet adopted in 2022 which have not been applied in preparing the Consolidated Financial Statements, see Note 38 to our Consolidated Financial Statements. For amendments to standards and interpretations adopted in 2022 which have been applied in preparing the Consolidated Financial Statements, see Note 2a. Such amendments had no material impact on our Consolidated Financial Statements.

C.                         RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We are conducting research on network infrastructure to find access technologies capable of delivering data to customers at higher speeds, with lower delays and better performance. Examples of such technologies include fixed-mobile convergence, Wi-Fi 6 and 5G. We consider digital connectivity as a key factor in ensuring that we will retain our leading position as a digital telecommunications player in Indonesia. We also collaborate with technology owners in activities that aim to enhance our current products and services while creating new business models to generate new streams of revenue. For example, we are actively developing and ramping up our 5G capabilities, remodeling our network for such technology and developing new uses for 5G in collaboration with players in the manufacturing, infrastructure and educational sectors. In addition, to closely collaborating with our partners to ensure we have the right 5G technology, architecture, and network in place, we closely work with our sales and marketing department to assess Indonesian customers' needs and expectations in terms of 5G services and affordability.

The quality of home Wi-Fi is very important to our customers. We research Wi-Fi technologies to maximize our customer experience and enable access to more of our products and services. In this context, Wi-Fi 6 is comparable to 5G technology. It has the ability to handle traffic in a crowded or noisy environment while still providing high speed throughput, capacity and performance to our customers. In addition, to improve our customer experience, we have developed an optical network terminal with dual band capability to solve noise issues that often occur in customers' homes. We design our system to support many of our developing services. For example, IoT services are becoming increasingly prevalent, in particular smart home systems, and these need different solutions that guarantee communication with the platform. The growing gaming community also has specific service requirements that enhance their experience. In addition, to support the implementation of low-cost Wi-Fi enterprise services, we carry out research on Wi-Fi controllers, such as cloud-based Wi-Fi controllers that are centrally operated and able to manage Telkom enterprise access points nationally for traffic data and user management.

We conduct research on infrastructure services, such as triple play services (video, voice and internet), and service quality and experience. We are constantly trying to identify the best technology for the use and development of TV and video platforms, video conferencing platforms, voice communication platforms such as the IP Multimedia Subsystem (IMS) and Session Border Controller (SBC) for telephony services, infrastructure virtualization (edge cloud, virtual content delivery network & virtual set-top box) to provide the best quality of services and the best customer experience. Those service node technologies have been evolving with the use of cloud native virtual technology that enhances speed, flexibility of deployment and operating efficiency. Our research, among other things, aims to identify and develop network technology and service management that can improve customer experience in accessing and using media and telecommunication services in this digital era.

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

As the main connectivity provider in the region, we are also concerned about cyber security and Distributed Denial of Service (DDoS) attacks that have been massively targeting ISPs and business customers in recent years. To mitigate the risk and to protect our valuable business customers from DDoS attacks, we have conducted research on and guided the implementation of carrier grade anti-DDoS solutions that can detect DDoS attacks and divert the traffic to a scrubbing system that will scrub the DDoS traffic and re-route clean traffic to our customers. As one of the main broadband internet service providers in Indonesia based on the number of subscribers and coverage, especially through our retail high-speed internet provider, IndiHome, we have conducted research on endpoint security, including Internet Protocol version 6 (IPv6). We are also researching security mechanisms that can be deployed within our digital factory, so that security will be inherent in our DevSecOps (Development-Security-Operations) methodology in providing our digital applications for enriching our customer's digital lifestyle securely as smartphone use increases. We have also developed our internal Data Breach Management Recommendations which offer guidance for mitigating the financial and reputational impact of data breaches and cyber incidents. A "data breach" refers to an incident resulting in exposure to potential unauthorized access of personal data within the possession of an organization or under its control. Data breaches often lead to financial losses and a loss of consumer trust.  Hence, we must prevent and manage the risk of data breaches. The recommendations we have developed contain steps that should be considered and the parties that should be responsible for preventing and responding to data breaches involving our digital services.

In 2021, we set up a special task force called the Indonesia Telecommunication and Digital Research Institute ("ITDRI") which is embedded in our Telkom Corporate University Center. The goal of ITDRI is to enhance our focus on research and innovation and technologies that have been adopted elsewhere. Our CFUs believe that there would be a market for such technologies in Indonesia. We initially focused on working with government, academic, business, community and technology entities to conduct research into technology solutions for three priority sectors: fisheries, agribusiness, and tourism. For example, ITDRI has collaborated with the Center for Macroeconomic and Financial Research at the National Research and Innovation Agency (Pusris EMK BRIN), Ministry of the State Secretariat, Ministry of Marine Affairs and Fisheries and is in discussions to collaborate with several industry research centers, including in palm farming, pharma, transportation and logistics. ITDRI has also worked with the Narasi Academy and BKI Academy to research revenue-sharing business models. When we believe a technology is mature and that there is a business case for its adoption into our digital platforms or services, we task our research and innovation team to take it forward.

In 2022, we changed ITDRI's focus to joint experimentation and research of both short-term and long-term initiatives with the goal of better understanding market opportunities for digital products. We have primarily collaborated with research centers and universities. Areas that we are researching include digital connectivity, IoT device monitoring, network validation using blockchain and various business process solutions. We have also collaborated with the National Research and Innovation Agency (Badan Riset dan Inovasi Nasional) to conduct research into the use of digital technologies in the agriculture, fisheries and tourist sectors. We believe that these kinds of market research are more effective when done in collaboration with others.

Telkom also has an intrapreneurship program called Amoeba which seeks to explore and validate employee ideas for products. We believe that this program helps encourage employees to innovate throughout our Group. Amoeba is integrated with our business units and includes task forces in every region where we operate. It also provides validation testing for innovation ideas that employees generate through internal business unit competitions.

Our research and development activities include our open innovation program where we aim to leverage the creativity of Indonesian digital technology entrepreneurs with the aim of integrating the products and services that they develop into our business. In practice, our products and services are designed and developed according to the needs of consumers in the current digital era. In connection with our efforts to develop such products and services, we continued our Digital Amoeba and Indigo programs (previously known as Indigo Creative Nation program). Digital Amoeba aims to capture and accelerate innovation internally at Telkom and its subsidiaries. Indigo is Telkom's open innovation program in collaboration with digital startups to develop Indonesia's digital creative industry while developing Telkom's digital business portfolio. This includes connecting gaming startups with game publishers. Our subsidiary, PT Metra Digital Investama, also known as MDI Ventures, manages and invests venture funds in potential digital startups.

In 2022, we made several changes to the Indigo program as part of rebranding that we began in 2021. We introduced the Indigo Social Impact Program, which began with the development of the Social Impact Framework as a guide to identify the scope of social impact to be targeted by startups and which we have implemented in startups that are being incubated at Indigo. We worked on improving our mentoring for startups, which includes fundamental mentoring, technical mentoring (e.g., programming), UI/UX and product management, industry-specific mentoring and founder mentoring. We introduced the Indigo Unlock program, which aims to help startups validate their minimum viable product with potential customers through customer testing and feedback. We also introduced the Indigo Media development initiative, which is a coaching program for content creators to improve their professional capabilities so they can build startups in the growing media business in Indonesia. This initiative aims to train MSMEs on digital content development and in 2023, we plan to introduce development program for content creators.

In 2022, the Indigo program received the AsiaStar 10X10 Launchpad award at Apsara Startup Day and the AABI Incubator Presidential Nominee award from the Asian Association of Business Incubation. A startup that graduated from Indigo, Run System, received the AABI Torch Best Entreprenuer Award 2022.

As part of its efforts to assist startups, Indigo occasionally helps startups collaborate with Telkom or provide services through Telkom platforms, such as:

●	Verihubs: Verihubs provides artificial intelligence-based E-KYC solutions that utilize facial recognition and two-factor authentication technologies. Verihubs' solution complements Picaso's E-KYC product and Telkom's smart platform. Picaso products can be provided to enterprise and government customers.
●	Opsigo: Opsigo provides a platform to help companies manage employee business travel. Opsigo collaborates with Telkom's digital product enabler, Metranet, to provide a corporate travel management platform to corporate and government clients.
●	Educourse: Educourse provides an e-learning education platform with thousands of subjects in STEAM categories (science, technology, engineering, arts and mathematics) using blended learning methods, artificial intelligence and augmented reality. Introduced in collaboration with Telkom's digital product enabler, Metranet, in December 2022, Educourse has reached 10 schools and 3,000 students so far and has plans to reach 250 schools and 1 million digital students in the future.
●	weHub: wehub provides a trading platform with agricultural products and agronomy services for farmers and leverages Telkomsel's LinkAja business to provide a profit-sharing platform for farmers.

Our subsidiary PT Metra Digital Investama ("MDI Ventures") handles various corporate venture capital initiatives. It identifies investment opportunities, raises funds, aims to create synergies, in particular with Telkom Group companies and businesses, and maximize value creation, manages a significant investment portfolio and provides operational assistance and advice to startups after investing in them. Based in Jakarta, MDI Ventures has operations in Singapore and the United States. The focus of these investments is on high growth business verticals that are or will be able to deliver enhanced digital experiences and best services to customers, such as financial technology, healthcare, logistics, agri-food tech, consumer, and deep tech, among others. In 2022, MDI invested in more than 20 portfolio and new companies. Since 2016, MDI Ventures has invested in more than 80 startups with a particular focus on early and mid-stage companies in Southeast Asia and globally. A number of these companies have been the targets of mergers and acquisitions or even completed initial public offerings. MDI Ventures has collaborated with many Indonesian SOEs to build a digital ecosystem and accelerate the pace of digitalization of the Indonesian economy. MDI Ventures also collaborates with global investors to invest in global startups, and with global startup incubators and accelerators to support Telkom's Indigo Creative Nation program. As at the date hereof, MDI Ventures' fund management activities include managing the following funds (in addition to managing handling Telkom's fund management activities):

●	PT Telkomsel Mitra Inovasi (TMI): TMI focuses on funding startups that can create synergies and value creation for Telkomsel and typically invests in early to mid-stage startups. TMI has invested in 18 startups since 2019 through investments in various sectors, including fintech, logistics, edu-tech, healthcare and agriculture. In 2022, TMI successfully invested in two startups, Delos and EdenFarm.
●	Centauri Fund: launched in collaboration with KB Financial Group (KookMin Bank) from South Korea with a focus on early-growth stage startups across Indonesia, Southeast Asia and South Korea. The fund has an initiative to provide support from their corporate backers and to bridge the border gap between the focus regions. In 2022, Centauri closed investments into seven companies including in the agriculture, AI, E-Commerce, and aquaculture industries, and raised additional funds from external limited partners.
●	Arise Fund: started operations in 2021 in collaboration with Finch Capital Netherlands, it mainly focuses on early-stage Indonesian startups developing innovative technologies. Arise successfully completed its first fundraising in August 2021 with commitments from several prominent investors, including Metrodata Electronics Tbk. Arise successfully made its first investment in Luwjistik. This was followed by investments in other companies including GoCement, Delos, and Agriaku. Some of Arise's portfolio companies have received term sheets from new investors with higher valuations than the valuations at which Arise made its initial investment.

In 2022, MDI and TMI held their annual Nex-BE Fest 2022 (Next Billion Ecosystem Festival) in which we bring together Telkom Group companies, startups and SOEs in focused sectors such as Agriculture, Healthcare, and Fintech to collaborate in a synergistic manner. Through this event, startups and SOEs have one-on-one meetings to explore mutually beneficial business initiatives that they should pursue. The collaborative event aims to connect enterprises in related sectors with MDI and TMI startups to create new synergies or new businesses for generating new revenue.

D.                         TREND INFORMATION

In spite of the COVID-19 pandemic and declining use of voice and SMS services, we believe favorable external factors and post-pandemic economic recovery will support our ability to continue to drive revenue growth from both cellular and non-cellular data, internet and information technology services. After two decades of expansion, Indonesia's GDP contracted by 2.07% in 2020 (computed at constant market prices as at February 2021), according to the Indonesian Central Bureau of Statistics (computed at constant market prices as at February 2021). This contraction in 2020 was mainly due to the negative impact of the COVID-19 pandemic and related containment measures. Almost all sectors of the Indonesian economy contracted during the COVID-19 pandemic in 2020, except for those related to essential goods and services such as the information and communication sector: GDP attributable to the information and communication sector increased by 10.58% in 2020. However, Indonesia's GDP grew by 3.69% in 2021, as all sectors experienced growth, and GDP growth accelerated to 5.31% in 2022, according to government data. In October 2022, the IMF in the World Economic Outlook Update projected that the Indonesian economy will grow by 5.0% in 2023. This projection assumes that Indonesia will implement moderate tax policy and administration reforms, some expenditure realization and a gradual increase in capital spending over the medium term in line with fiscal space. Indonesia is expected to benefit from a demographic dividend that should have a positive impact on economic growth. In addition, a growing working population should result in an improvement in Indonesia's Purchasing Power Parity (PPP) growth. The transition of the Indonesian economy toward digitalization, the pace of which increased during the COVID-19 pandemic, is expected to continue in the future and spread across multiple sectors of the economy. While Indonesia is expected to benefit from digitalization, it will face key challenges in implementing its digitalization projects across multiple sectors such as logistics, education, healthcare, Government administration, finance and insurance. The Government expects that the improvement in digital technology will create job opportunities, increase efficiency in business operations, better services and unlock various markets by making them more accessible through digitalization.

The Government has established several national digitalization projects. The four main digitalization projects that have an impact on Telkom are the following:

•

Making Indonesia 4.0: This project offers an opportunity for Telkom to partner with IT companies to provide technology-based solutions for manufacturing companies with a focus on IoT, artificial intelligence, human-machine interfaces, robotic technologies and 3D printing.

•

One Data Indonesia: This project involves creating a digital portal for the sharing of Government data with the goal of enabling the public sector to make data-driven decisions. Therefore, we expect this will provide opportunities for Telkom to propose and provide high volume data storage through data centers as well as cloud solutions using big data and analytics.

●	Presidential Regulation 95/2018: This regulation guides the implementation of digital governance tools and services. As part of the Government's goal to expand its provision of digital services, the Government has begun building the first of four national data centers with tier 4 classification, which we believe will provide us with future opportunities to provide network and other services to these data centers.
●	Presidential Direction for Infrastructure Development: The Government's 2020-2024 National Medium-Term Development Plan set out targets for Indonesia's digital transformation, including that 60% of districts (kecamatan) be covered by fixed broadband and 95% of villages (desa) be covered by mobile broadband by 2024. The Government's analog switch-off policy, which supports mobile broadband expansion by providing additional spectrum, is also part of this plan.

As a result of the phase out of pandemic-related mobility restrictions towards the end of 2022, we expect the COVID-19 pandemic to have less of an effect on our results of business operations and financial condition in 2023 than in 2022. Governmental pandemic-related restrictions had a severe impact on economic activities since their initial introduction and may, if reinstated, cause a decline in customers' purchasing power in the future. However, pandemic-related mobility restrictions also increased demand for use of our fixed and mobile broadband services as well as home internet services such as IndiHome, and we generally believe that consumer services and mobile services will remain resilient in economic downturns. In October 2022, the IMF in the World Economic Outlook Update projected that the Indonesian economy will grow 5.0% in 2023. We believe that remote working and learning will continue after the COVID-19 pandemic and that consumers will continue to use fixed and mobile broadband services as a result. Moreover, we anticipate that the ending of pandemic-related restrictions in Indonesia will contribute to overall economic growth moving forward, which should increase consumers' purchasing power. To capture potential increases in consumption of telecommunication services, we are implementing specific measures, such as managing network load and configuration to adapt to changes in traffic patterns, supply chain stabilization to ensure sufficient capacity, and providing support to customers to address their increasing demand for working collaboration, learning activities and entertainment.

E.                         CRITICAL ACCOUNTING ESTIMATES

See Note 2ab to our Consolidated Financial Statements for reference.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

In accordance with Law No. 40 of 2007 on Limited Liability Companies (as amended by the Job Creation Law 2022) and OJK Rule No.33/POJK.04/2014 on the Board of Directors and the Board of Commissioners of Issuers or Public Companies ("OJK Rule No.33/2014"), we have a Board of Commissioners and a Board of Directors. These boards are separate and no individual may be a member of both boards.

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

Board of Commissioners

Our Board of Commissioners is responsible for supervising and advising the Board of Directors. Our Board of Commissioners consists of nine members, one of whom is designated as the President Commissioner.

As of December 31, 2022, the Board of Commissioners consisted of nine members as listed below:

Name	Age	Commissioner Since	Position
Bambang Permadi Soemantri Brojonegoro	56	2021	President Commissioner/Independent Commissioner
Ismail	53	2019	Commissioner
Marcelino Rumambo Pandin	56	2019	Commissioner
Arya Mahendra Sinulingga	51	2021	Commissioner
Rizal Mallarangeng	58	2020	Commissioner
Isa Rachmatarwata	56	2021	Commissioner
Wawan Iriawan	59	2020	Independent Commissioner
Bono Daru Adji	54	2021	Independent Commissioner
Abdi Negara Nurdin	54	2021	Independent Commissioner

Each of our Commissioners was a citizen of and domiciled in Indonesia as of December 31, 2022. In accordance with OJK Rule No. 33/2014 which requires 30% of our Board of Commissioners to be independent, four Commissioners have been designated as Independent Commissioners. Our Independent Commissioners are Bambang Permadi Soemantri Brojonegoro, Wawan Iriawan, Bono Daru Adji and Abdi Negara Nurdin. The principal duty of our Independent Commissioners, in addition to exercising supervision, is to represent the interests of minority shareholders.

Set forth below is a brief biography of each of our Commissioners:

Bambang Permadi Soemantri Brojonegoro assumed the role of President Commissioner/Independent Commissioner in June 2021. Previously, Prof. Dr. Bambang P.S. Brodjonegoro served as a Vice Minister of Finance (2013-2014), Minister of Finance (2014-2016), Minister of Planning and National Development/ Head of Bappenas (2016-2019), and Minister of Research and Technology / Head of BRIN (2019-2021). He is now also Independent Commissioner of PT TBS Energi Utama Tbk (2021-now), Independent Commissioner of PT Astra International Tbk (2021-now), President Commissioner & Chairman of the Audit Committee of PT Bukalapak.com Tbk (2021-now), Commissioner of PT Combiphar (2021-now), President Commissioner of PT Oligo Infrastruktur (2021-now), Commissioner Independent PT Indofood (2021-now), and President Commissioner PT Nusantara Green Energy. He holds his Ph.D in Urban and Regional Planning from University of Illinois at Urbana-Champaign, United States (1995-1997), Master of Urban Planning, University of Illinois at Urbana-Champaign, United States (1991-1993), and a bachelor degree in Economic, Universitas Indonesia (1985 -1990).

Ismail assumed the role of Commissioner in May 2019. Dr. Ismail has also served as Director General of Post and Information Technology Devices Resources, Ministry of Communication and Information Technology since 2016. Previously, he served as Chairman of Indonesia Telecommunication Regulation Authority (2018-2019), Deputy Chairman of Indonesia Telecommunication Regulation Authority (2016-2018), Director of Broadband Development, Ministry of Communication and Information Technology (2014-2016), Director of Telecommunications, Ministry of Communication and Information (2012-2014), Director of IT System Operations, Financial Transaction Reports and Analysis Center (2008-2012). Dr. Ismail holds a doctorate in electrical and informatics engineering from the Institut Teknologi Bandung, Bandung (2010), a master degree in Physics engineering from Universitas Indonesia, Jakarta (1999) and a bachelor degree in physics engineering from the Institut Teknologi Bandung, Bandung (1993).

Marcelino Rumambo Pandin assumed the role of Commissioner in May 2019. Previously, Dr. Marcelino R. Pandin served as a member of the Committee of the World Observatory on Subnational Government Finance and Investment initiative of the OECD, Paris (2018-2019), and Senior Policy Advisor at United City and Local Government (UCLG) Asia Pacific, Jakarta (2017-2019). He holds his Ph.D. in Technology and Innovation from University of Queensland, Australia (2007), a master degree in philosophy from Judge Business School University of Cambridge, United Kingdom (1999), and a bachelor degree in architecture from the Institut Teknologi Bandung, Bandung (1991).

Arya Mahendra Sinulingga assumed the role of Commissioner in May 2021. Arya Mahendra Sinulingga has also served as Special Staff III to the Minister of State-Owned Enterprises since 2019. Previously, he served as a Drainage &

Marine Consultant, Bandung (1995-2001), Expert Staff to the Chairman of the Regional House of Representatives and Spatial Consultant of North Sumatra Province (2001-2004), Member of the Indonesian Broadcasting Commission (2004-2007), President Director of PT Hikmat Makna Aksara (Sindo Weekly) and Corporate Secretary of PT Global Mediacom Tbk (2008-2014), Company Secretary of PT MNC Tbk (2010-2014), News Director & Corporate Secretary Global TV (2010-2018), Editor in Chief Global TV (2011-2014), Director PT MNC Investama Tbk and Editor in Chief RCTI (2014-2015), News Director of PT MNC Tbk and Director of PT MCI (2014-2018), President Commissioner of PT Hikmat Makna Aksara (2014-2019), President Director of PT IDX Channel and Deputy Director iNews TV (2015-2018), President Commissioner of PT MNC Infotainment Indonesia (2017-2018), Corporate Secretary Director of PT MNC Tbk (2018-2019), Commissioner of PT INALUM (2019-2021), Member of the Board of Trustees, Universitas Sumatera Utara (2020-now), Head of Public Communication Division of PMO Implementing KPCPEN (2021-2022). He holds a bachelor degree in Civil Engineering from the Institut Teknologi Bandung, Bandung (1995).

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

Isa Rachmatarwata assumed the role of Commissioner in June 2021. Isa Rachmatarwata has also served as Director General of Budget of Financial Institution, Ministry of Finance since 2021. Previously, he served as the Head of Insurance Bureau at the Capital Market and Financial Institutions Supervisory Agency (BAPEPAM/LK/replaced by OJK) – (2006-2012), Senior at the Fiscal Policy Agency, Ministry of Finance (2013), Expert Staff for Financial Services and Capital Market Policy and Regulation, Ministry of Finance (2013-2017), Director General of State Assets, Ministry of Finance (2017-2021). He holds a master degree in mathematics from the Institut Teknologi Bandung, Bandung (1990), Master of Mathematics (Actuarial Science) from University of Waterloo, Canada (1994).

Wawan Iriawan assumed the role of Commissioner in June 2020. Previously, Wawan Iriawan served as Managing Partner at Iriawan & Co Law Firm (1990-2000). He holds a bachelor degree in law from Universitas Jenderal Soedirman, Central Java (1987), a master degree in law from Universitas Padjajaran, Bandung (2005), and a doctoral degree in law from Universitas Padjajaran, Bandung (2018).

Bono Daru Adji assumed the role of Independent Commissioner in May 2021. Previously, Bono Daru Adji served as Head of the Standard Committee (Dewan Standar) of the Indonesian Capital Market Legal Consultants Association (HKHPM) (2018-2021), Member of the Disciplinary Committee (Komite Disiplin) of the Indonesian Stock Exchange (2019-2022). He holds a bachelor degree in law from Universitas Trisakti (1993), a master degree in law from Monash University (1995).

Abdi Negara Nurdin assumed the role of Commissioner in May 2021. Previously, Abdi Negara Nurdin served as Senior Advisor for Badan Ekonomi Kreatif (2015-2019), Member of Supervisory Board of LMKN (Lembaga Manajemen Kolektif Nasional) (2015-2016). He also served as Co-Founder PT. Hijau Multi Kreatif (2005-now), Founder Maleo Music (2009-now), Commissioner of PT NSA (2015-now), Co-Founder – Producer Give.ID (2019-now), Commissioner of PT Sugih Reksa Indotama (2020-now), Commissioner of PT. Nagara Sains Ekosistem (2021-now), Advisor at Persatuan Artis Penyanyi, Pencipta Lagu dan Pemusik Republik Indonesia (PAPPRI) (2022-now).

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

Role		Functions and Authority

Director of Human Capital Management	1.

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

As of December 31, 2022, the Board of Directors consisted of eight members as listed below:

Name	Age	Director Since	Position
Ririek Adriansyah	59	2019	President Director(1)
Heri Supriadi	57	2020	Director of Finance and Risk Management(2)
Herlan Wijanarko	57	2020	Director of Network, Information Technology and Solution
FM Venusiana R.	56	2020	Director of Consumer Service; Director of Enterprise and Business Service
Muhamad Fajrin Rasyid	36	2020	Director of Digital Business
Budi Setyawan Wijaya	50	2020	Director of Strategic Portfolio
Bogi Witjaksono	55	2021	Director of Wholesale and International Service
Afriwandi	51	2020	Director of Human Capital Management

Notes:

(1)	This position is of the same level as Chief Executive Officer ("CEO").
(2)	This position is of the same level as Chief Financial Officer ("CFO").

Each of our Directors was a citizen and domiciled in Indonesia as of December 31, 2022. Set forth below is a brief biography of each of our Directors:

Ririek Adriansyah assumed the role of President Director in May 2019. He previously served as President Commissioner of Telkomsel (2019-2021), President Director of Telkomsel (2015-2019), Director of Wholesale and International Service (2014), Director of Compliance and Risk Management (2012-2013), President Director of Telin (2011-2012), Director of Marketing and Sales of Telin (2010-2011), and Director of International Carrier Service of Telin (2008-2010). Mr. Adriansyah holds a bachelor degree in electrical engineering from Institut Teknologi Bandung, Bandung (1989).

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

FM Venusiana R. assumed the role of Director of Consumer Service of Telkom in June 2020. She also serves as Director of Enterprise and Business Service since July 2022 and as President Commissioner of PT Telkom Access since 2020. She previously served as Director of Network of Telkomsel (Jan 2020 – June 2020), Senior VP Procurement of Telkomsel (2017-2019), Senior VP Consumer Marketing of Telkomsel (2016-2017), and Executive VP Area Jabodetabek West Java of Telkomsel (2013-2016). Mrs. Venusiana holds a bachelor degree in electrical engineering from Universitas Diponegoro, Semarang (1992), and a master degree in management from Universitas Hasanuddin, Makassar (2004).

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

B.                          COMPENSATION

Compensation of Commissioners and Directors

Compensation of Commissioners and Directors are determined by the shareholders at the GMS, who grant authority and authorization to the Board of Commissioners, with prior approval from the holder of the Dwiwarna Share, to decide on the amount of tantiem which will be given to the members of Board of Directors and Board of Commissioners for the 2022 financial year and also as to the amount of the salary or honorarium, including facilities and allowances for the members of Board of Directors and Board of Commissioners for the 2022 financial year. The Nomination and Remuneration Committee is responsible for formulating the honorarium of our Commissioners and Directors, which is further discussed in a joint meeting of our Board of Directors and Board of Commissioners for approval.

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

For 2022, the total remuneration paid to the entire Board of Commissioners was Rp119 billion. The table below sets forth the remuneration paid to our Commissioners received in 2022.

Commissioners	Honorarium and	Tantiem	Total
	Other Allowances
	(Rupiah)
Bambang P. S. Brodjonegoro	4,046,628,571	8,026,027,397	12,072,655,968
Bono Daru Adji	3,629,080,000	7,223,424,658	10,852,504,658
Abdi Negara Nurdin	3,631,008,571	7,223,424,658	10,854,433,229
Wawan Iriawan	3,627,151,429	12,150,000,000	15,777,151,429
Arya Mahendra Sinulingga	3,627,151,429	7,223,424,657	10,850,576,086
Isa Rachmatarwata	3,627,151,429	7,223,424,657	10,850,576,086
Ismail	3,627,151,429	12,482,073,657	16,109,225,086
Marcelino Rumambo Pandin	3,629,080,000	12,482,073,657	16,111,153,657
Rizal Mallarangeng	3,631,008,571	12,150,000,000	15,781,008,571
Total			119,259,284,770

For 2022, the total remuneration paid to the entire Board of Directors was Rp171 billion. The table below sets forth the remunerations paid to our Directors received in 2022:

Directors	Position	Honorarium and Other Allowances	Tantiem	Total
		(Rupiah)
Ririek Adriansyah	President Director	6,068,268,800	19,500,000,000	25,568,268,800
Afriwandi	Director of HCM	4,941,000,000	16,575,000,000	21,516,000,000
Heri Supriadi	Director of KMR	4,941,000,000	16,575,000,000	21,516,000,000
FM Venusiana R(1)	Director of CONS and EBIS	4,941,000,000	16,575,000,000	21,516,000,000
Herlan Wijanarko	Director of NITS	4,941,000,000	16,575,000,000	21,516,000,000
Muhamad Fajrin Rasyid	Director of DB	4,941,000,000	16,575,000,000	21,516,000,000
Budi Setyawan Wijaya	Director of SP	4,941,000,000	16,575,000,000	21,516,000,000
Bogi Witjaksono	Director of WINS	3,304,350,096	9,804,387,959	13,108,738,055
Edi Witjara(2)	Director of EBIS	3,184,088,320	-	3,184,088,320
Total				170,957,095,175

(1)	Ms. FM Venusiana R. has served as Acting Director of EBIS since July 8, 2022.
(2)	Mr. Edi Witjara has been out of position since July 8, 2022.

The total accrued remuneration of Board of Commissioners and Directors for 2022 was Rp290 billion, including tantiem. Neither our Directors nor the directors of our subsidiaries will receive benefits upon the termination of their respective employment with our subsidiaries.

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

The Audit Committee Charter outlines the Audit Committee's purpose, function and responsibilities. It provides that the Audit Committee is responsible for, among other things:

•	assisting the Board of Commissioners with the appointment of independent auditors;
•	conducting oversight of the integrated audit process;
•	providing an independent opinion in the event of differences of opinion between our management and independent auditors;
•	approving non-audit services to be performed by our independent auditors;
•	reviewing our Consolidated Financial Statements and the effectiveness of internal controls over financial reporting (ICOFR);
•	monitoring the effectiveness of our internal audit;
•	monitoring compliance with laws and regulations (including capital market laws) relating to our business;
•	monitoring the effectiveness of risk management and internal control;
•	monitoring the steps taken by Directors to follow up on the findings of our internal auditors;
•	analyzing and providing advice to the Board of Commissioner relating to potential conflicts of interest;
•	maintaining confidentiality of documents, data, and information; and
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

Committee Financial Expert

See “Item 16A. Audit Committee Financial Expert."

Exemption From U.S. Listing Standards For Audit Committees

See “Item 16D. Exemptions from the Listing Standards for Audit Committees."

Nomination and Remuneration Committee

Our Nomination and Remuneration Committee operates under the authority of the Board of Commissioner's decree No. 12/KEP/DK/2021 dated November 29, 2021, regarding the Charter of Telkom’s Nomination and Remuneration Committee.

The objective of the Nomination and Remuneration Committee is to establish, administer and enforce corporate governance principles in the process of nomination for strategic management positions and the determination of the Board of Directors remuneration. The duties of the Nomination and Remuneration Committee include the following:

•	to establish our organizational structure one level below the Board of Directors, with reference to the principles of good corporate governance.
•	to assist the Board of Commissioners who are engaged with the Directors in selecting candidates for strategic positions in our Company.
•	to give recommendations to the Board of Commissioners to be conveyed to the holder of the Dwiwarna Share regarding:

-	the composition of the Board of Directors.
-	candidates for the President Director and President Commissioner of all of Company's subsidiaries.
-

candidates for the Board of Directors and Board of Commissioners of our subsidiaries if the relevant subsidiary’s assets or revenues are equal or in excess of 50% of the consolidated assets or consolidated revenues of Telkom, respectively.

•

provide recommendations to the Board of Commissioners to be submitted to the General Meeting of Shareholders through the holder of the Dwiwarna Share concerning the policies, amount and / or structure for the remuneration of the Board of Directors and Board of Commissioners.

•	determine remuneration of the Board of Directors and Board of Commissioners in the form of fixed salary or honorarium, allowances and facilities and variable incentives.
•	review the employment contract and/or performance statement of each member of the Board of Directors.

Currently, our Nomination and Remuneration Committee consists of six members (including the chairman and secretary): (i) Wawan Iriawan (Independent Commissioner and Chairman of the Nomination and Remuneration Committee), (ii) Rizal Mallarangeng (Commissioner), (iii) Ismail (Commissioner), (iv) Marcelino Rumambo Pandin (Commissioner), (v) Arya Mahendra Sinulingga (Commissioner), and (vi) Abdi Negara Nurdin (Independent Commissioner). In the execution of their tasks, members of the Nomination and Remuneration Committee have to act independently.

D.                         EMPLOYEES

We manage our human capital resources strategically, in particular as we are moving towards more digitalization throughout the Telkom Group at a pace which has increased since the beginning of the COVID-19 pandemic. We encourage agile working, including by cross-staffing, teaming up with colleagues from different departments and functions and involving team members with different skills and expertise to work creatively on new services and product development. We are committed to offering a professional, safe and comfortable work environment that foster collaboration, efficiency and the wellbeing of our employees. We believe in an inclusive and non-discriminatory culture and workplace.

We had a total of 23,793 employees (including 20,869 permanent employees, representing 87.7% of our workforce) as of December 31, 2022, consisting of 8,919 Telkom employees (including 8,173 permanent employees) and 14,874 employees (including 12,696 permanent employees) of our subsidiaries. As of December 31, 2022, 23,549 of our employees were located in Indonesia and 244 of our employees were located overseas. In comparison, we had a total of 23,756 employees as of December 31, 2021 and 25,348 employees as of December 31, 2020. Our total number of employees decreased in 2021, mainly due to the retirement of employees.

As of December 31, 2022, we had 322 senior management employees, compared with 319 senior management employees as of December 31, 2021. The total number of middle management employees increased from 6,039 employees as of December 31, 2021 to 6,209 employees as of December 31, 2022. The number of supervisor level employees increased from 12,213 employees as of December 31, 2021 to 12,632 employees as of December 31, 2022. Other employees decreased from 5,185 employees as of December 31, 2021 to 4,630 employees as of December 31, 2022. We did not employ a significant number of temporary employees in 2022. The following table shows our employee profile by position.

Position	As of December 31, 2022
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Senior Management	139	183	322	1.3
Middle Management	2,994	3,215	6,209	26.1
Supervisors	4,436	8,196	12,632	53.1
Others	1,350	3,280	4,630	19.5
Total	8,919	14,874	23,793	100.0

Our employee profile based on educational background as of December 31, 2022, was dominated by university graduates who accounted for 66.5% of our total employees. This reflects our focus on recruiting highly educated candidates with the right qualifications to support our growth. The following table shows our employee profile by educational background.

Level of Education	As of December 31, 2022
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Pre University	1,036	1,240	2,276	9.6
Diploma Graduates	607	1,885	2,492	10.5
University Graduates	5,485	10,352	15,837	66.5
Post Graduates	1,791	1,397	3,188	13.4
Total	8,919	14,874	23,793	100.0

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

As at December 31, 2022, we had identified and developed 3,315 digital talents, including 2,140 talents sourced internally and 1,175 talents sourced externally. These digital talents participate in training and development programs and can obtain Telkom certifications delivered internally. In 2022, expenses incurred in connection with our digital training and certification programs amounted to approximately Rp96.3 billion.

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

Retirement Program

The retirement age for all our employees is 56 years. We have two pension schemes: (a) DBPP, which is applicable to permanent employees who were permanent prior to July 1, 2002 (other than our Directors) and (b) DCPP, which is applicable to permanent employees (other than our Directors) who were permanent on or after July 1, 2002.

a.           Defined Benefit Pension Plan

DBPP is calculated for participants based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away. Telkom Pension Fund administers the program while the main source of pension fund comes from us and employee contributions. Employees participate in the program with 18% of their basic salary (before March 2003, the employee contribution rate was 8.4%) while we contribute the remaining balance. The minimum monthly pension benefit for retired employees is approximately Rp1,000,000 per month, or minimum Rp750,000 per month for spouses of the retired employees. We did not make any contribution to the DBPP for 2017 and 2018. In 2022, we contributed Rp719 billion to the DBPP.

b.           Defined Contribution Pension Plan

We operate a DCPP for permanent employees other than Directors who were permanent on or after July 1, 2002. DCPP is managed by several appointed financial institutions pension fund from which employees can choose. Our contribution to the financial institutions pension fund is determined by the portion taken from participating employee's basic salary, which totaled Rp41 billion, Rp44 billion and Rp48 billion, for the years ended December 31, 2020, 2021 and 2022, respectively.

Management of Employee Relations

Pursuant to Law No. 13 of 2003 on Manpower (as amended by the Job Creation Law 2022, the "Manpower Law") and Law No. 21 of 2000 on Employee Union/Labor Union, our employees established SEKAR (Serikat Karyawan). As of December 31, 2022, SEKAR represented a total of 6,751 employees which was 75.7% of our total workforce (excluding the employees of our subsidiaries).

Pursuant to the Manpower Law and Regulation of the Minister of Manpower and No. 28 of 2014 on Procedure for Drafting and Ratifying Corporate Regulation also Drafting and Registering Collective Labor Agreement, SEKAR is entitled to represent employees in the negotiation of collective labor agreements with our management. Our Company and SEKAR entered into a ninth collective labor agreement dated January 19, 2022.

The employees of Telkomsel, PT Infomedia Nusantara, Metra Digital Media and Graha Sarana Duta have also established employees' unions. Telkomsel employees' union (Serikat Pekerja Telkomsel or SEPAKAT) represented a total of 4,330 employees (80.9% of Telkomsel's total employees) as at December 31, 2022. Infomedia Nusantara employees' union (Serikat Pekerja Infomedia Nusantara or SPIN) represented a total of 186 employees (50% of Infomedia Nusantara's total employees) as at December 31, 2022. Metra Digital Media's and Graha Sarana Duta's employees' union (Serikat Pekerja Metra Digital or SPMD and Serikat Karyawan Graha Sarana Duta or SKATA) respectively represented a total of 110 employees (90% of the total number of employees of Metra Digital Media) and 682 employees (88.3% of the total number of employees of Graha Sarana Duta). Neither Telkom nor Telkom Group subsidiaries have experienced material labor action.

E.                          SHARE OWNERSHIP

As of March 31, 2023, none of our Commissioners, Directors or senior managers beneficially owned more than 5.0% of our outstanding shares of common stock. For information regarding share ownership of our Commissioners, Directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Employee Stock Ownership Program

The Employee Stock Ownership Program ("ESOP") is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. On June 14, 2013, we transferred a portion of our treasury stock to our employees as part of the 2012 annual incentives. On such date, 59,811,400 shares of common stock (equal to 299,057,000 shares after stock split) were transferred to 24,993 employees with a total fair value of Rp661 billion. As of December 31, 2022,

46,843,410 of our shares were owned by 7,430 of our employees and our retirees. From 2014 through 2022, we did not exercise any ESOP. We also provide our Commissioners (except for Independent Commissioners) and Directors with long-term incentives in the form of shares. See "— Compensation — Compensation of Commissioners and Directors."

Stock Split and Depositary Receipt Ratio

At our GMS on April 19, 2013, a stock split with a ratio of 1:5 was approved by our shareholders. New shares of common stock were deposited into shareholders accounts on September 2, 2013, as part of the stock split. In connection with our stock split, effective September 3, 2013, we changed the ratio of our ADSs from one ADS representing 40 shares of common stock, par value Rp250 per share, to one ADS representing 200 shares of common stock, par value Rp50 per share.

On October 26, 2016, we changed the ratio of our ADSs from one ADS representing 200 shares of common stock, par value Rp50 per share, to one ADS representing 100 shares of common stock, par value Rp50 per share.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                         MAJOR SHAREHOLDERS

Shareholder Composition

Our authorized capital consists of one Dwiwarna Share and 389,999,999,999 shares of common stock. Our authorized shares, 99,062,216,600 of which are issued and fully paid, consists of one Dwiwarna Share and 99,062,216,599 shares of common stock.  The Dwiwarna Share is owned by the Government and carries special voting rights, such as the right to nominate, and to veto the appointment and removal of, any director or commissioner, the right to veto the issuance of new shares and amendments to our Articles of Association, including amendments to merge or dissolve us, to increase or decrease our authorized capital or to reduce our subscribed capital. The material rights and restrictions applicable to the common stock also apply to the Dwiwarna Share, except that the Government cannot transfer the Dwiwarna Share. The Government's ownership of the Dwiwarna Share gives it effective control over our Company even if it reduces its ownership of our common stock, and its rights with respect to the Dwiwarna Share may only be modified by an amendment of our Articles of Association, which the Government may veto.

The table below presents information relating to the beneficial ownership of our ordinary shares and Dwiwarna Share as of March 31, 2023.

			Percentage
	Dwiwarna		of
	Share	Common Stock	Ownership
Government	1	51,602,353,559	52.09
Public		47,459,863,040	47.91
Total	1	99,062,216,599	100.00

Shareholders Owning More Than 5% of Shares (Major Shareholder)

The table below sets forth the beneficial ownership  of our major shareholder which owns more than 5% of our shares as of March 31, 2023. To our knowledge, no other shareholders beneficially owns 5% or more of our shares of common stock.

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Dwiwarna Share	Government	1	-
Common Stock	Government	51,602,353,559	52.09

The percentage of shares held by the Government was 52.09% as of March 31, 2021, 2022 and 2023, respectively. No other persons beneficially owned 5% or more of our outstanding shares of common stock as of March 31, 2023, based on information available to us.

Shares Owned by Commissioners and Directors

The table below sets forth information regarding persons known to us to own less than 5% of each class of our shares (whether directly or beneficially through the ADSs) as of March 31, 2023.

Commissioners or Directors	Number of	Percentage of
	Shares	Ownership
Commissioners
Arya Mahendra Sinulingga	47,500	<0.01
Directors
Ririek Adriansyah	1,156,955	<0.01
Budi Setyawan Wijaya	275,000	<0.01
Afriwandi	42,500	<0.01
Herlan Wijanarko	42,500	<0.01
Heri Supriadi	40,000	<0.01
Total	1,604,455	<0.01

Shareholders (by Type) Owning Less Than 5% of Shares

The table below presents information on the shareholding (by type of shareholder) of our shareholders which individually owned less than 5% of our outstanding shares of common stock as of March 31, 2023.

Group	Number of
	Shares of
	Common Stock	Percentage of
	Owned	Ownership
Foreign
Business Entities	37,142,108,684	37.49
Individuals	16,907,300	0.02
Local
Business Entities
Companies	144,342,667	0.15
Mutual Funds	2,552,908,769	2.58
Insurance Companies	2,879,678,696	2.91
Pension Funds	3,565,955,644	3.60
Others Business Entities	105,115,150	0.10
Individuals	1,052,846,130	1.06
Total	47,459,863,040	47.91

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

The Government as Shareholder

The Government is our majority and controlling shareholder and owned 52.09% of our issued and outstanding common stock as of March 31, 2023. Its ownership of the Dwiwarna Share gives it special voting and veto rights. Under the relevant laws, the "ownership" of our common stock and the single outstanding Dwiwarna Share is vested in the MoF. In turn, and under the authority of the MoF, the MSOE exercises the rights vested in these securities as our "controlling shareholder."

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

Certain licenses require us to pay a concession fee to operate. We pay concession fees for telecommunications services provided and radio frequency usage charges to the MoCI. Concession fees amounted to Rp1,832 billion in 2021 and Rp1,843 billion (US$118 million) in 2022. Concession fees as a percentage of total expenses amounted to 1.9% in 2021 and 1.7% in 2022. Radio frequency usage charges amounted to Rp6,097 billion in 2021 and Rp6,510 billion (US$418 million) in 2022. Radio frequency usage charges as a percentage of total expenses amounted to 6.4% in 2021 and 6.0% in 2022. USO charges to the MoCI amounted to Rp640 billion in 2021 and Rp744 billion (US$48 million) in 2022. USO charges as a percentage of our total expenses amounted to 0.7% in 2021 and 0.7% in 2022.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures (the "sub-loan borrowings"). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31, 2022, we had a total of Rp209 billion (US$13 million), in such outstanding two-step loans, including current maturities. We are required to pay the Government interest and repay the principal, which the Government then remits to the respective lenders. As of December 31, 2022, 86.6% of such sub-loan borrowings were denominated in foreign currencies, with the remaining 13.4% denominated in Rupiah. In 2022, the annual interest rates charged were 7.125% on loans repayable in Rupiah, and 2.95% on those denominated in Japanese Yen.

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2022, the amount of revenues from Government departments and agencies was Rp4,019 billion, which accounted for 2.7% of our consolidated revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as "residential", which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance and IDD calls. In addition, we provide enterprise digital services and solutions to SOEs, including ATM switching, payment gateway and E-Commerce platform services.

It is our policy not to enter into any transactions with affiliates unless the terms are on an arm's length basis as though such transactions are made with a third party. The MSOE has advised us that it would not cause us to enter into transactions with other entities under its control unless the terms were consistent with our policy as referred to above.

Pursuant to OJK regulations, because we are listed on the IDX, any transaction where there is an inherent conflict of interest (as defined below) must be approved by a majority of the holders of our shares of common stock who do not have a conflict of interest in the proposed transaction (i.e., the independent shareholders), unless, among other things, such conflict of interest existed before listing and was fully disclosed in the offering documents.

OJK regulations define a conflict of interest as a difference between the economic interests of a public company and the personal economic interests of its Board of Directors, Board of Commissioners, principal shareholder or controlling shareholder that may cause a loss to the relevant public company. Further, a “conflict of interest transaction” is defined as any transaction containing a conflict of interest that is carried out by a public company or a company controlled by the public company with any party, whether or not the other party is an affiliate. In practice, if a transaction obtains a “fair” opinion from an independent appraiser, that is typically strong grounds for showing that the proposed transaction does not involve a conflict of interest, though it would need to be considered and confirmed based on the relevant factual scenario.

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

Proportion of Common Stock Held in Indonesia and Abroad

As of March 31, 2023, we had 170,421 holders of shares of common stock (including the Government). This total includes 37,159,015,984 shares of common stock held by 2,427 holders of common stock located outside Indonesia. As of the same date, there were 68 ADS shareholders who owned  38,755,210 ADSs.

Change in Control

As of the date of this Form 20-F, we are not aware of any plans or developments that could result in a change of control over us, including changes that are still at the planning stage. In addition, our articles of association contain certain provisions that could limit the ability of third parties to acquire control of our Company, including a provision that any takeover of our Company shall be approved in a general meeting of shareholders attended by (i) the holder of the Dwiwarna Share and (ii) the shareholders (or their proxies) that represent, in aggregate, at least 75% of the total number of the shares with valid voting rights issued by our Company. Moreover, the resolution in such meeting must be approved by (i) the holder of the Dwiwarna Share and (ii) the vote of a majority of shareholders constituting, in aggregate, at least 75% of the total number of shares present (or being represented by a proxy) at the general meeting of shareholders.

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

ITEM 8.              FINANCIAL INFORMATION

A.                         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 18. Financial Statements" for our Consolidated Financial Statements filed as part of this Form 20-F.

LEGAL PROCEEDINGS

From time to time, we are subject to legal and arbitration proceedings, investigations and claims incidental to the conduct of our business. For instance, we have in the past been named as defendant in various legal actions in relation with land disputes, monopolistic practice and unfair business competition, and SMS cartel practices. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our results of operations, cash flows and financial position. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We were not a party to any material litigation or arbitration and did not have material contingency reserves established for any liabilities as of December 31, 2022.

DIVIDENDS

An AGMS has the authority to determine the amount of dividends we pay. Our dividend payout ratio for 2022 will be decided at the AGMS scheduled for May 4, 2023.

			Total Dividend		Dividend per
		Payout Ratio	Payment		Share
Dividend Year	Payment Date	(%)(1)	(Rp million)		(Rp)
2018	June 27, 2019	90.00	16,228,619	(2)	163.82
2019	July 23, 2020	81.78	15,262,338	(3)	154.07
2020	July 2, 2021	80.00	16,643,443	(4)	168.01
2021	July 1, 2022	60.00	14,855,921	(5)	149.97

Notes:

(1)	Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.
(2)	Consists of cash dividend amounting to Rp10,819,080 million and special cash dividend amounting to Rp5,409,540 million.

(3)	Consists of cash dividend amounting to Rp11,197,606 million and special cash dividend amounting to Rp4,064,730 million.
(4)	Consists of cash dividend amounting to Rp12,482,582 million and special cash dividend amounting to Rp4,160,860 million.
(5)	Consists of cash dividend amounting to Rp14,855,921 million.

TELKOMSEL DIVIDEND

Pursuant to its AGMS held on May 27, 2022, Telkomsel approved the payment of cash dividends in the amount of Rp28.0 trillion, which represented 95% of Telkomsel's net profits in 2021. We are entitled to receive 65% of any dividends approved for payment by Telkomsel by virtue of our shareholding therein.

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

As of December 31, 2022, the IDX had 825 issuers for equity and 94 active brokerage houses. In 2022, IDX recorded a trading volume of around 5,886 billion shares. As of December 31, 2022, the total market capitalization was valued at approximately Rp9,499 trillion (approximately US$610 billion).

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

IDX Rule No. II A on Trading of Equity Securities as attached to the Decree of the Board of Directors of the IDX No. Kep-00055/BEI/03-2023 ("IDX Trading Rule") provides that as of April 3 , 2023, the trading sessions of the IDX are as follows:

Trading Session	Market	Day	Trading Hours
Pre-opening	Regular	Monday-Friday	08.45.00-08.59.59
1st	Regular	Monday-Thursday	09.00.00-12.00.00
		Friday	09.00.00-11.30.00
	Cash	Monday-Thursday	09.00.00-12.00.00
		Friday	09.00.00-11.30.00
	Negotiated	Monday-Thursday	09.00.00-12.00.00
		Friday	09.00.00-11.30.00
2nd	Regular	Monday-Thursday	13.30.00-15.49.59
		Friday	14.00.00-15.49.59
	Negotiated	Monday-Thursday	13.30.00-16.30.00
		Friday	14.00.00-16.30.00
Pre-closing	Regular	Monday-Friday	15.50.00-16.00.59
Post Trading	Regular	Monday-Friday	16.01.00-16.15.00

The IDX Trading Rule, changed the group price, tick price and maximum share price movement to the following:

Group Price	Tick Price	Maximum Share Price Movement
<Rp200	Rp1	Rp10
Rp200-<Rp500	Rp2	Rp20
Rp500-<Rp2,000	Rp5	Rp50
Rp2,000-<Rp5,000	Rp10	Rp100
≥Rp5,000	Rp25	Rp250

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

Since the global financial crisis in the last quarter of 2008, share price movement has been typical. Hence, the IDX has applied a policy of auto rejection, a mechanism whereby share trading can be halted automatically in order to maintain orderly, fair and efficient trading.

The IDX Trading Rule also stipulates the change of auto rejection policy. This policy has changed from time to time, specifically since the government began relaxing COVID-19 restrictions on trading activities. Based on the newly issued IDX Trading Rule, the Jakarta Automated Trading System (JATS) will automatically reject price orders input into the JATS at the Regular and Cash Markets if:

(i)	the buying or selling order is smaller than Rp50 (or Rp1 for rights and warrants);
(ii)	Through May 31, 2023, the buying or selling orders input into the JATS are:
a.	more than 35% above or 7% below the reference price for stock prices ranging from Rp50 to Rp200;
b.	more than 25% above or 7% below the reference price for stock price ranging from more than Rp200 to Rp5,000; and
c.	more than 20% above or 7% below the reference price for stock price that is more than Rp5,000.

From June 5, 2023 to September 1, 2023, the selling or buying orders input into the JATS are:

a.	more than 35% above or 15% below the reference price for stock prices ranging from Rp50 to Rp200;
b.	more than 25% above or 15% below the reference price for stock price ranging from more than Rp200 to Rp5,000; and
c.	more than 20% above or 15% below the reference price for stock price that is more than Rp5,000.

From September 4, 2023 onwards, JATS will automatically reject price orders input into the JATS at the Regular and Cash Markets if the selling or buying orders input into the JATS are:

a.	more than 35% above or below the reference price for stock prices ranging from Rp50 to Rp200;
b.	more than 25% above or below the reference price for stock price ranging from more than Rp200 to Rp5,000;
c.	more than 20% above or below the reference price for stock price that is more than Rp5,000.
(iii)

Auto rejection also arises when the selling offer or buying request volume reaches over 50,000 lot of equity securities or 5% of total securities listed, whichever is smaller. Stock trading as a result of initial public offering is determined one fold wider than auto rejection percentage as mentioned above.

Amid anxiety over the spread of the novel coronavirus (COVID-19) and disagreement between Saudi Arabia and Russia relating to oil production volumes and prices, IDX experienced a challenging first quarter of 2020. As a result, the Jakarta Composite Index ("JCI") decreased by more than 29% over the same period. On March 12, 2020 the IDX imposed an unprecedented 30-minute trading halt. A few days before the trading halt, the IDX had taken various measures in an effort to calm the markets. These measures included, among other things, the following: (i) Decree No. Kep-0024/BEI/03-2020 on Changes to the Guidelines on Handling Trading Continuity on the IDX in an Emergency Situation to, among other things, relax trading halt requirements, and (ii) a new IDX Trading Rule that, among other things, sets the limits beyond which JATS will auto-reject transactions on the IDX regular and cash markets when selling offers and/or buying orders for equity securities exceed the price limits or amounts set by the IDX. On September 10, 2020 the IDX announced a 30-minute trading halt due to the drop of the JCI in excess of 5% due to the announcement of the re-tightening of the large scale social restriction.

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

B.                         MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Articles of Association

Our Articles of Association are registered in accordance with Law No.1 of 1995 on Limited Liability Companies, and approved by Ministerial Decree No. C2-7468.HT.01.04.Th.97 of 1997. Following the enactment of the Law No. 40 of 2007 on Limited Liability Companies (as amended by the Job Creation Law 2022, the "Indonesian Company Law") which revoked Law No. 1 of 1995 on Limited Liability Companies, we amended our Articles of Association which were approved by the Ministry of Law and Human Rights of the Republic of Indonesia pursuant to the Decree of the Ministry of Justice and Human Rights No. AHU.46312.AH.01.02 of 2008 dated July 31, 2008 and registered in the State Gazette of the Republic of Indonesia No. 84 dated October 17, 2008, Supplement to State Gazette No. 20155.

Our Articles of Association have been amended several times, the latest amendment of which primarily related to adjusting our business Activities according to the Indonesian Standard Industrial Classification of 2020. The latest amendments were approved and recorded by the Ministry of Law and Human Rights in its letter No. AHU-0044650.AH.01.02 of 2022 dated June 29, 2022.

In accordance with Article 3 of our Articles of Association, the scope of our activities is to provide telecommunications network and telecommunications and information services, as well as to optimize our Company's resources in producing high quality and competitive products and services to enhance profitability and increase the value of our Company. In order to achieve the aforementioned objectives, we may undertake business activities that incorporate, among other things, the following:

1.	Main Business
	a.	Plan, build, provide, develop, operate, market/sell/rent and maintain telecommunications and information technology networks in the broadest sense with due observance of the laws and regulations.
	b.	Planning, developing, providing, marketing/selling and improving telecommunications and information technology services in the broadest sense with due observance of the laws and regulations.
	c.	Make investments including equity participation in other companies in line with and to achieve the goals and objectives of the Company.
d.

In connection with the business activities specified in 1(a) and 1(b) above, the Company’s business activities include but are not limited to construction of telecommunication buildings and equipment, construction of irrigation, communication, and other waste networks, electrical installation, telecommunication installation, installation of air conditioning and ventilation, wholesale trade on the basis of fees or contracts, wholesale trade of computers and computer equipment, wholesale trade of software, wholesale trade of telecommunications equipment, wholesale trade of office and industrial machinery, spare parts and equipment, wholesale trade of other products that cannot be classified, retail trade of software, retail trade of telecommunications equipment, publishing directories and mailing lists, publishing of software, production of film, video and television programs by the private sector, cable telecommunications activities, wireless telecommunication activities, satellite telecommunication activities, premium call services, premium SMS content services, managed calling services, other value-added telephony services, internet service provider, data communication system services, telephony internet service for public purposes (ITKP), internet interconnection services (NAP), content provider services through cellular mobile networks or mobile network wireless, and local fixed network with limited mobility, other information services activities that cannot be classified, other multimedia services, video game development activities, development of trading applications through the internet (e-commerce) activities, immersive media content programming and production activities, blockchain technology development activities, artificial intelligence based programming activities, other computer programming activities, information security consulting activities, digital identity provision activities, electronic certificate provision activities and service using electronic certificates, IoT consulting and designing activities, computer consulting and other computer facilities management activities, other information technology and computer services activities, data processing activities, hosting and related activities, web portals and/or digital platforms without commercial purposes, web portals and/or digital platforms for commercial purposes, retail trade on computers and their equipment, retail trade on video game equipment and the like, retail trade on office machines, retail trade specializing in audio and video equipment in stores, other telecommunications activities that cannot be classified, resale of telephony services, calibration/metrology services, and activities of the distribution of film, video and television programs by private parties.

2.	Supporting Businesses
	a.	Provide payment transactions and money transferring services through telecommunications and information technology networks.
b.

Carry out other activities and business in the context of optimizing the Company’s resources, including the utilization of fixed and moving assets, information system facilities, education and training facilities, maintenance, and repair facilities.

c.

Cooperating with other parties in order to optimize information, communication or technology resources owned by other parties in the information, communication and technology industry, in line with and to achieve the goals and objectives of the Company.

d.

In connection with the business activities specified in 2(a) and 2(b) above, the Company’s business activities include but are not limited to general printing industry, residential building construction, construction of office buildings, construction of other buildings, construction of electrical civil buildings, construction of telecommunication civil buildings for transportation infrastructure, construction of other civil buildings that cannot be classified, sea, river, and air navigation construction installation services, electronic installation, installation of plumbing, heating and geothermal installation, mechanical installation, other unclassified construction installations, interior decoration, wholesale of printing and publishing goods in various forms, wholesale of laboratory equipment, pharmaceutical equipment and medical equipment for humans, wholesale of   laboratory equipment, pharmaceutical equipment and medical equipment for animals, retail trade on laboratory equipment, pharmaceutical equipment, and medical devices for humans, special retail trade on pharmaceutical goods and drugs, medical devices, perfumes, and other cosmetics, voice recording activities, special telecommunications activities for security defense purposes, music and music book publishing activities, other monetary intermediaries, payment service provider (PJP), transportation consulting activities, industrial management consulting activities, other management consulting activities, certification services, laboratory testing services, installation engineering inspection services, advertising, other reservation services, tourism information services, call center activities, other business support services activities that cannot be classified, special event organizing  services, meetings, incentive travel, conference and exhibition (MICE) organizing services, private tutoring and counseling education, and repair of computers and similar equipment.

On June 22, 2022, our Articles of Association were amended to adjust the Company’s business activities to the Indonesian Standard Industrial Classification of 2020.

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

A member of the Board of Directors shall have no right to represent our Company if such member has a conflict of interest with our Company. To take any legal actions in the form of transactions in which a conflict of interests exists between the personal economic interest of a Director, a Commissioner or a principal shareholder and our Company's economic interest, the Board of Directors must obtain the approval of a GMS. Such GMS must be attended by independent shareholders (i.e., those shareholders having no conflict of interest) who hold more than one-half of the total number of shares with valid voting rights held by all independent shareholders and the resolution must be passed by the affirmative votes of independent shareholders holding more than one-half of the total number of shares with valid voting rights. In passing any resolutions, the principal shareholders, the Directors and Commissioners who have conflicts of interest in the transaction that is being decided are not entitled to give any recommendation or opinion. Any resolution passed by independent shareholders shall be confirmed by the entire quorum of the meeting to be followed by all shareholders present in the meeting, including those having conflicts of interest.

Our Articles of Association require our Board of Directors to obtain the written approval of our Board of Commissioners in order to, among other things:

a.	release/transfer and/or pledge the Company’s assets with a value exceeding a certain amount determined by the Board of Commissioners, except for assets recorded as inventory, with due observance of the laws and regulations in the capital market sector;
b.enter into cooperation with business entities or other parties, in the form of joint operations (KSO), business cooperation (KSU), licensing cooperation, Build, Operate and Transfer (BOT), Build, Operate and Own (BOO) and other agreements of the same nature whose duration or value exceeds that stipulated by the Board of Commissioners;
c.determine and change the Company’s logo;
d.determine the organizational structure one level below the Board of Directors;
e.undertake equity participation, release equity participation, including changes in capital structure in other companies’ subsidiaries or joint ventures, which are not in the context of saving receivables, including equity participation in other companies through subsidiaries whose funding comes from the Company, with a certain value determined by the Board of Commissioners, with due observance of regulations in the capital market sector;
f.establish a subsidiary and/or joint venture with a certain value determined by the Board of Commissioners with due observance of the laws and regulations in the capital market sector;
g.propose representatives of the Company as candidates for members of the Board of Directors and the Board of Commissioners in subsidiaries that make significant contributions to the Company and/or have strategic value as determined by the Board of Commissioners;
h.perform mergers, consolidations, takeovers, separations and dissolution of subsidiaries and joint ventures, with certain value limits determined by the Board of Commissioners with due observance of the laws and regulations in the capital market sector;
i.bind the Company as guarantor (borg or avalist) with a certain value determined by the Board of Commissioners by taking into account the laws and regulations in the capital market sector;
j.receive medium/long term loans and provide medium/long term loans with a certain value determined by the Board of Commissioners with due observance of the laws and regulations in the capital market sector;
k.provide short/medium/long term loans that are not operational in nature, except to loans for subsidiaries that only require reporting to the Board of Commissioners;
l.write off bad debts and inventories of dead goods in a value that exceeds the limit set by the Board of Commissioners;
m.take actions that are included in material transactions as stipulated by the laws and regulation in the capital market sector with a certain value determined by the Board of Commissioners, unless such actions are included in material transactions that are excluded by the laws and regulations in the capital market sector; and
n.take actions that have not been stipulated in the Company’s Work Plan and Budget.

With regards to the matters referred to in paragraphs (a), (b), (e), (f), (g), (h), (i), (j), (k), and (l) above, the stipulation of limits or criteria by the Board of Commissioners must be approved by the holder of the A Dwiwarna Share and the approval by the Board of Commissioners will be granted after being approved by the holder of the A Dwiwarna share. Additionally, with regards to matters referred to in paragraph (b), approval from the Board of Commissioners and/or the GMS will not be required if the relevant activity is (i) part of the main business activities of the Company or (ii) is entered into with the subsidiaries or affiliates whose financials are consolidated with the Company's financials provided that this still has to be reported to the Board of Commissioners. The nomination of candidates referred to in paragraph (g) will not require approval from the Board of Commissioners as long as such nominated candidate is also a director of the Company, provided that this is reported to the Board of Commissioners.

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

Under OJK Regulation No. 11/POJK.04/2017 of 2017 on Report of Ownership or Any Changes to the Shares Ownership in Public Companies, each. Director and Commissioner has an obligation to report to the OJK with regard to their ownership and any changes in their ownership of our Company, and this obligation also applies to shareholders who, directly and indirectly, have an ownership stake of 5% or more in our paid-up capital. Those shareholders would also have to report to OJK changes in their ownership of or in excess of 0.5% of our paid-up capital.

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

Under Law No. 40 of 2007 on Limited Liability Companies (as amended the "Indonesian Company Law"), a merger or consolidation may only be completed if a merger/consolidation plan, containing the prescribed elements together with the draft deed of merger or draft deed of consolidation, is approved by a general meeting of shareholders of each of the companies involved. A three-quarters vote cast at the meeting is required at a general meeting of shareholders where a quorum of three-quarters of the shares with valid voting rights is present. Before the transaction is submitted for approval to the general meeting of shareholders, the directors must publish a summary of the merger/consolidation plan in one national newspaper and make an announcement in writing to the employees at least 30 days prior to the “summoning” of the general meeting of shareholders.

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

Under the Indonesian Company Law, any shareholder has a right to file a lawsuit with the district court whose jurisdiction covers the domicile of the company if the company's actions have caused damage to the shareholder on the ground that such actions, undertaken by virtue of a GMS, board of directors or board of commissioners resolution, were unfair and with no reasonable ground. Such actions must have resulted from resolutions of a general meeting of shareholders, board of directors meetings or board of commissioners meetings. Additionally, one or more shareholders holding at least 10% of the total number of issued shares with lawful voting rights are entitled to file a lawsuit with the relevant district court on behalf of the company against the board of directors or members of the board of directors and the board of commissioners or members of the board of commissioners, whose fault or negligence caused losses to the company.

Delaware Law	Indonesian Law
Shareholder vote on board and management compensation
Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.

Under the Indonesian Company Law, the salaries and allowances of members of the board of directors are determined by the general meeting of shareholders. The general meeting of shareholders may delegate its authority to approve such salaries and allowances to the board of commissioners.

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

Under the ndonesian Company Law, a member of the board of directors cannot be held liable for the company's losses if he/she can prove that:

●
the losses were not caused by his/her own fault or negligence;
●
he/she acted in good faith, prudently, and in furtherance of and in accordance with the purposes of the company;
●
he/she does not have any direct or indirect conflict of interest in connection with the management action which caused the loss; and
●
he/she has taken actions to prevent such losses or the continuation thereof.

Under the Indonesian Company Law, the term "take actions to prevent such losses or the continuation thereof" includes obtaining sufficient information with regard to the management action that may cause the losses, including through convening a meeting of the board of directors.

Delaware Law	Indonesian Law
● by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or by the shareholders.

Delaware Law	Indonesian Law

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

Directors' fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

●
the duty of care; and
●
the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under the  Indonesian Company Law, the board of directors is responsible for the management of the company and must act in good faith. The board of directors must act in the best interest of the company and in accordance with the company's purposes and objectives.

Delaware Law	Indonesian Law
Shareholder action by written consent
A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.

Shareholders of an Indonesian limited liability company may only exercise their voting rights in a general meeting of shareholders and may not act by written consent. Alternatively, voting rights may also be exercised by way

Delaware Law	Indonesian Law
of a written resolution provided that such resolution is signed by all of the shareholders of the company.
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

Under the Indonesian Company Law, one or more shareholders holding at least 10% of the total number of issued voting shares, unless the company's articles of association call for a smaller number of voting shares, are entitled to request that a general meeting of shareholders be convened by the board of directors. If the board of directors fails to convene the general meeting of shareholders, shareholders are entitled to request the board of commissioners to convene a general meeting of shareholders.

If the board of directors or the board of commissioners (as the case may be) fails to convene a general meeting of shareholders as explained above, the shareholders may file an application with the district court having jurisdiction over the domicile of the company to allow them to call and convene a general meeting of shareholders.

Cumulative voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation provides for it.	Under the Indonesian Company Law, cumulative voting is not permitted for the election of directors.
Removal of directors

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under the Indonesian Company Law, any dismissal (with or without cause) of a member of the board of directors must be approved by a general meeting of shareholders. Such a general meeting of shareholders must be attended by the holders of more than one-half of the total number of the company's issued voting shares, and the decision must be approved by the holders of more than one-half of the total votes validly cast at the meeting.

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

The Indonesian Company Law allows companies to issue different classes of shares. Varying rights of existing shares or issuing new classes of shares with different rights requires amending the company's articles of association. Such amendment must be approved by a general meeting of shareholders.

With regards to public companies, and under OJK Regulation No. 22/POJK.04/2021 on the Use of Share Classifications with Multiple Voting Rights by Issuers with High Innovation and Growth to Undertake Equity-based Public Offerings in the form of Shares, public companies with certain strict requirements (such as utilizing technologies to create innovative products that increase productivity and economic growth as well as having substantial social benefit) may adopt a different class of shares with more than one type of voting right – also known as dual-class shares with multiple voting rights. Such adoption must also be included in the company's articles of association and approved by a general meeting of shareholders.

Delaware Law	Indonesian Law
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

Delaware Law	Indonesian Law

●
In general, the issuance of new shares must also be accompanied by the issuance of pre-emptive rights to existing shareholders. However, in particular for public companies, under OJK Regulation No. 32/POJK.04/2015 on Capital Increases of Public Companies with the Issuance of Pre-emptive Rights, as amended by OJK Regulation No. 14/POJK.04/2019, and under certain conditions, the issuance of shares can be carried out without issuing pre-emptive rights, provided that the  issuance of shares must not be in excess of 10% of the issued and paid-up capital of the company, among other things. In addition, unless certain exemptions apply, prior approval by the independent shareholders is generally required for the issuance of new shares without pre-emptive rights.

C.                         MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business within the two years preceding the date of this annual report.

D.                         EXCHANGE CONTROLS

Currently, Indonesia has limited foreign exchange controls. The Indonesian Rupiah has been, and in general is, freely convertible. However, in order to maintain the stability of the Indonesian Rupiah and prevent utilization of the Indonesian Rupiah for speculative purposes by non-residents, Bank Indonesia has introduced regulations to restrict  the movement of Indonesian Rupiah from (i) banks within Indonesia to offshore banks or to an offshore branch or office of an Indonesian bank and (ii) investments denominated in Indonesian Rupiah with foreign parties and/or Indonesian parties domiciled or permanently residing outside Indonesia (without underlying trade or investment reasons), both of which thereby limit offshore trading to existing sources or liquidity. Furthermore, under Bank Indonesia Regulation No. 21/15/PBI/2019 on the Supervision of Foreign Exchange Activities Between Banks and Customers, as amended ("PBI 21/15/PBI/2019"), any outgoing transfer from Indonesia to offshore in foreign currency (non-Rupiah) exceeding US$100,000 or its equivalent by any party through an Indonesian bank (save for transfers of a party's own bank deposit to its own offshore bank account) must be supported by valid underlying and supporting documentation as prescribed in PBI 21/15/PBI/2019. Such documentation includes copies of import duty (pemberitahuan pabean impor), letters of credit and invoices. The maximum amount of outgoing transfer must not exceed the amount stated in the supporting documentation plus 2.5%. In addition, Bank Indonesia has the authority to request information and data concerning foreign currency activities of all people and legal entities that are either domiciled in Indonesia or who plan to reside in Indonesia for at least one year.

Bank Indonesia Regulation No. 21/2/PBI/2019 on Reporting of Foreign Exchange Activities enacted on January 9, 2019, (“PBI 21/2/2019”) requires bank institutions, non-bank financial institutions, non-financial institutions, state/regional-owned companies, private companies, business entities and individuals to submit a report to Bank Indonesia on their foreign exchange activities. The report must include, among other things, information relating to (i) trade activities in goods, services and other transactions between Indonesian residents and non-residents of Indonesia; (ii) details of any offshore loans and/or risk participation transactions entered into and the supporting documents of the offshore loans such as loan agreements; (iii) details of plans in relation to the withdrawal and/or repayment of offshore loans and/or risk participation transactions; (iv) details of realization in relation to the withdrawal and/or repayment of offshore loans and/or risk participation transactions; (v) the entity’s position with respect to, or changes in, its offshore financial assets, offshore financial liabilities and/or risk participation transactions; and (vi) plans in relation to the incurrence of new offshore loans and/or amendments to existing offshore loans and/or risk-participating transactions.

The foreign exchange traffic report must be submitted to Bank Indonesia no later than the fifteenth day of the subsequent month. In the event that a correction must be made, the correction must be submitted no later than the twentieth day of the reporting month. Failure to submit the foreign exchange report is punishable in the form of a written warning to the borrower. Bank Indonesia may also issue a notice to the authorities, offshore lenders and/or the parent company of the borrower with respect to non-compliance.

Pursuant to Presidential Regulation No. 59 of 1972, we are required to obtain approval from the MoF prior to entering into foreign commercial loans. We are also required to submit periodic reports to the MoF during the term of such foreign commercial loans. Following the disbanding of the PKLN Team in 2020 and pending the issuance of the relevant implementing regulations, there is uncertainty as to the MoF's approval process and how periodic reports on foreign commercial loans will be handled.

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

Dividends

Dividends declared by us out of retained earnings and distributed to a Non-Indonesian Holder in respect of common stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this annual report on Form 20-F, is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable, provided the recipient is able to comply with the following strict requirements:

1.	If the provisions under the tax treaty is different from those under Indonesian Income Tax Law.
2.	The income recipient is not an Indonesian tax resident.
3.	The non-resident income recipient is an individual or an entity who is a tax resident of the country under the concerned tax treaty partner.

4.	The non-resident income recipient submits a certificate of domicile that meets with the following administrative requirements and certain other requirements:
	a.	The administrative requirements to be fulfilled by the non-resident income recipient in order to apply the tax treaty are as follows:
		1.	Uses Form DGT (Indonesian Directorate General of Taxes Form);
		2.	the form must be filled in correctly, completely and clearly by the non-resident income recipient;
		3.	the form must be signed by the non-resident income recipient or equivalent mark/stamp as normally used in its country;
		4.	the form must be signed by the authorized official of the treaty country where the non-resident income recipient resides or equivalent mark/stamp as normally used;
		5.	there is a statement made by the non-resident income recipient stating that there is no tax treaty abuse;
		6.	there is a statement that the non-resident income recipient is the Beneficial Owner in case it is required by the tax treaty;
		7.	the form must be used for the period stated in Form DGT; and
		8.	the signing and marking by the competent tax authority officer must be done in Part II of Form DGT.
	b.	Certain other requirements are that the certificate of domicile must explain the following information:
		1.	There are relevant economic motives in relation to the establishment of the entity;
		2.	the entity has its own management to conduct business and the management has independent discretion;
		3.	the entity has sufficient assets to conduct business other than the assets generating income from Indonesia;
		4.	the entity has sufficient and qualified personnel to conduct business; and
		5.	the entity has business activities other than receiving dividends, interests and/or royalties from Indonesia.
5.	There is no tax treaty abuse. To meet this condition, the non-resident income recipient shall comply with the requirements below:
	a.	If the non-resident income recipient is an individual, he or she does not act as an agent or nominee; or
	b.	If the non-resident income recipient is an entity, it is required to:
		1.	have economic substance in the establishment of the entity or the implementation of the transaction;
		2.	have a legal form that reflects the economic substance in the establishment of the entity or the implementation of the transaction;
		3.	have business activities which are managed by its own management and the management has sufficient authority to carry out the transactions (i.e., has independent discretion);

		4.	have fixed assets and non-fixed assets (other than the assets generating income from Indonesia), which are adequate and sufficient to conduct business activities in that treaty partner country;
		5.	have sufficient employees with the expertise and certain skills in accordance with its line of business; and
		6.	have activities or an active business other than only receiving income in the form of dividends, interests or royalties from Indonesia.
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

Since January 1, 2021, pursuant to Law No. 10 of 2020 on Stamp Duty ("Law No. 10/2020"), the nominal amount of the Indonesian stamp duty is Rp10,000 for documents concerning civil matters and documents presented as evidence before a court of law. Law No.10/2020 stipulates the triggering event for each type of document (e.g., for agreements, the stamp duty becomes due and payable upon signing, and for documents relating to securities transactions effected through the stock exchange, the stamp duty becomes due and payable when the documents evidencing the transfer (e.g., the trade confirmation for trading of stocks listed on the IDX) are made (e.g., issued by the broker)). Such stamp duty is payable by the relevant party as set out in the law. For documents relating to listed stock transactions (i.e., trade confirmations), the stamp duty is payable by the recipient of the document (i.e., the purchaser of the securities). For other types of commercial papers (e.g., collective share certificates evidencing ownership of non-listed securities), the stamp duty is payable by the issuer of such commercial paper when the document evidencing ownership of the commercial papers are made by the issuer of the securities.

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

This summary does not discuss all aspects of U.S. federal income taxation which may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including, but not limited to, a person who directly, indirectly or constructively owns 10% or more of the stock of the company, a person who acquires ADSs or common stock pursuant to the exercise of any employee share option or otherwise as compensation, banks and other financial institutions, insurance companies, broker or dealers in securities, a trader in securities who elects to use a mark-to-market method of accounting for its securities holdings, a person that may have been liable for alternative minimum tax, regulated investment companies, real estate investment trusts, partnerships and their partners, individual retirement and other tax-deferred accounts, certain former U.S. citizens or long-term residents, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, investors that will hold ADSs or common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs or common stock being taken into account in an applicable financial statement, or investors that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address U.S. federal estate and gift taxes, the U.S. federal Medicare tax on net investment income, or state, local, or non-U.S. tax considerations. Each U.S. Holder is urged to consult such holder's tax advisor regarding the U.S. federal, state, local and non-U.S. income, and other tax considerations of their investment in the ADSs or common stock.

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

Distributions on the Common Stock or ADSs

Subject to the discussion below under "Passive Foreign Investment Company," the gross U.S. Dollar amount of any distribution of cash or property (without deduction for any tax withheld), other than certain pro rata distributions of common stock, we make on the common stock or ADSs out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder's gross income as ordinary dividend income when the distribution is actually or constructively received by such U.S. Holder, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S Holder’s basis in the common stock or ADSs and thereafter as capital gain. However, we do not calculate earnings and profits in accordance with U.S. tax principles. Accordingly, all distributions by us to U.S. Holders will generally be treated as ordinary dividend income. Any dividend will not be eligible for the dividends-received deduction generally granted to U.S. corporations in respect of dividends received from U.S. corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

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

Based on our Consolidated Financial Statements and relevant market data, we believe that we did not meet the definition of a PFIC for U.S. federal income tax purposes with respect to our 2022 taxable year. In addition, based on our Consolidated Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate we will be a PFIC for any future taxable year. However, our status for the 2022 taxable year and future taxable years will depend on our income and assets (which for this purpose depends in part on the market value of the ADSs or common shares) in those years. See the discussion below under "Passive Foreign Investment Company."

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

Subject to certain complex limitations, including the PFIC rules discussed below, it is possible that any Indonesian tax withheld from distributions to a U.S. Holder in accordance with the Treaty generally may be deductible or creditable, at such U.S. Holder's option, in computing such U.S. Holder's federal income tax liability. However, U.S. Treasury regulations released in January 2022 tightened the standards for determining whether a foreign tax is creditable, and we have not determined whether this Indonesian withholding tax would be creditable under these regulations. Accordingly, U.S. Holders should consult their tax advisors regarding the creditability of this Indonesian tax. If a U.S. Holder elects to claim a deduction, rather than a foreign tax credit, for a particular taxable year, such election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. Holder in the particular year. Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as "passive category income" or, in the case of certain U.S. Holders, as "general category income" for U.S. foreign tax credit purposes.

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

In the event we are required to withhold Indonesian income tax on dividends paid to U.S. Holders on the ADSs or common stock (see discussion under "Indonesian Taxation"), a U.S. Holder may be able to claim a reduced rate of Indonesian withholding tax if such U.S. Holder is eligible for benefits under the Treaty. Any amount of tax withheld that could have been reduced under the Treaty will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability, even if the tax would otherwise be creditable. U.S. Holders should consult their own tax advisors about the eligibility for reduction of Indonesian withholding tax.

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

The creditability of any Indonesian taxes imposed on a disposition is subject to the same uncertainty described above in connection with the Indonesian withholding tax on dividends. Moreover, any gain or loss will generally be U.S. source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon a disposition of the ADSs or common stock may not be creditable. U.S. Holders should consult their own tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of ADSs or common stock, including the creaditability of such tax, and the availability of a foreign tax credit or deduction in respect of such tax.

Passive Foreign Investment Company

The Code provides special, generally adverse, rules regarding certain distributions received by U.S. persons with respect to, and sales, exchanges and other dispositions, including pledges, of shares of stock of, a PFIC. In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

·	75% or more of its gross income for such year consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to passive income; or

·	50% or more of the average quarterly value of its gross assets during such year consists of assets that produce, or are held for the production of, passive income.

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

We do not believe we were a PFIC for prior taxable years. Based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the ADSs and common stock, we do not believe that we are a PFIC for our 2022 taxable year, and we do not expect to become a PFIC for future taxable years. This is a factual determination, however, that must be made annually at the end of the taxable year. Therefore, it may be possible that we are classified as a PFIC for our 2022 taxable year or for another future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the ADSs or common stock may cause us to be considered a PFIC in the current or any subsequent year.

If we were a PFIC in any taxable year that a U.S. Holder held the ADSs or common stock, and any entity in which we own or are treated as owning equity interests is also a PFIC (any such entity, a "Lower-tier PFIC"), the U.S. Holder will be deemed to own the U.S. Holder’s proportionate share of the Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the following paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) a disposition of equity interests of the Lower-tier PFIC, in each case as if the U.S. Holder owned its proportionate share of the Lower-tier PFIC directly, even though the U.S. Holder will not receive the proceeds of those distributions or dispositions.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or common stock, gain recognized by a U.S. Holder upon a sale or other disposition (including, under certain circumstances, a pledge) of the ADSs or common stock will be allocated ratably over the U.S Holder’s holding period for such ADSs or common stock. The amounts allocated to the taxable year of the sale or other disposition and to the years before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as applicable, and an interest charge will be imposed on the resulting tax liability for each relevant taxable year.  Further, such U.S. Holder generally would be subject to special rules with respect to "excess distributions" made by us on the ADSs or common stock and with respect to gain from a U.S. Holder's disposition of the ADSs or common stock. An "excess distribution" generally is defined as the excess of the distributions a U.S. Holder receives with respect to the ADSs or common stock in any taxable year, over 125% of the average annual distributions that such U.S. Holder has received from us during the shorter of the three preceding years, or such U.S. Holder’s holding period for the ADSs or common stock. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the ADSs or common stock ratably over such U.S. Holder’s holding period for the ADSs or common stock. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest U.S. federal income tax rate on ordinary income in effect for such taxable year, and a U.S. Holder would be subject to an interest charge (at the rate generally applicable to an underpayment of tax) on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable year. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in a U.S. Holder’s gross income for the taxable years of the excess distribution or disposition and taxed as ordinary income.

If we were a PFIC in any year during a U.S. Holder's holding period, we would generally continue to be treated as a PFIC with respect to such U.S. Holder's investment unless the U.S. Holder has made certain elections under the PFIC rules, such as a mark-to-market election or a "qualified electing fund" ("QEF") election. U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. There is no law, regulation or administrative guidance that provides for a right to make mark-to-market election for equity interests in any Lower-tier PFIC the shares of which are not regularly traded on a qualified exchange. As a result, even if a U.S. Holder makes a mark-to-market election with respect to such U.S. Holder’s ADSs or common stock, such U.S. Holder  could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to such U.S Holder’s indirect interest in any Lower-tier PFIC.

If we are a PFIC (or treated as a PFIC with respect to  U.S. Holder) for a taxable year in which we pay a dividend or for the prior taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

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

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks that arise from changes in foreign exchange rates and interest rates risk, each of which will have an impact on us. We do not generally hedge our long-term liabilities in foreign currencies but hedge our obligations for the current year. As of December 31, 2022, assets in foreign currencies represented 386.4% of our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed-rate assets. Our exposure to such market risks fluctuated during 2020, 2021 and 2022 as the Indonesian economy was affected by changes in the U.S. Dollar to Indonesian Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2023 or thereafter.

Foreign Exchange Rate Risk

We are exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies, primarily in U.S. Dollars and Japanese Yen. Our exposures to other foreign exchange rates are not material. The foreign currency exchange rate risks on our obligations are expected to be partly offset by time deposits and receivables denominated in foreign currencies, which are generally equal to at least 25% of our current foreign currency liabilities.

For the sensitivity analysis of the risk of foreign exchange rate exposure, we take into consideration the assets and liabilities with exposure to the fluctuation of exchange rates recorded in our consolidated balance sheet. This analysis considers only financial assets and financial liabilities registered in U.S. Dollars and Japanese Yen, since our exposure to exchange variations against other foreign currencies is not material.

Information on such sensitivity analysis showing the impact on our equity and profit/(loss) of hypothetical variations of the U.S. Dollar and the Japanese Yen against the Rupiah as of December 31, 2022, can be found in Note 34b of our Consolidated Financial Statements. As of December 31, 2022, we estimate that 1% appreciation of the U.S. Dollars against the Rupiah and 5% appreciation of the Japanese Yen against the Rupiah would cause Rp92 billion profit (compared to Rp164 billion profit as of December 31, 2021) and Rp9 billion loss (compared to Rp14 billion loss as of December 31, 2021), respectively. Further, as of December 31, 2022, we estimate that 1% depreciation of the U.S. Dollar against the Rupiah and 5% depreciation of the Japanese Yen against the Rupiah would cause Rp92 billion loss and Rp9 billion profit, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

The below table shows a break down by main categories of financial assets and financial liabilities of our exposure to foreign currency risk as of December 31, 2022:

Foreign Exchange Risk	Outstanding Balance
	as of December 31, 2022		Expected Maturity Date
	Foreign	Rp							Fair
	Currency	Equivalent	2023	2024	2025	2026	2027	Thereafter	Value
	(million)	(Rp billion)	(Rp billion)
ASSETS
Cash and Cash Equivalents
U.S. Dollar	261	4,065	4,065	—	—	—	—	—	4,065
Japanese Yen	6	1	1	—	—	—	—	—	1
Others(1)	14	232	232	—	—	—	—	—	232
Other Current Financial Assets
U.S. Dollar	27	427	427	—	—	—	—	—	427
Others(1)	0	—	—	—	—	—	—	—	—
Trade Receivables
Related Parties
U.S. Dollar	0	7	7	—	—	—	—	—	7
Others(1)	—	—	—	—	—	—	—	—	—
Third Parties
U.S. Dollar	86	1,340	1,340	—	—	—	—	—	1,340
Others(1)	8	141	141	—	—	—	—	—	141
Contract Assets
U.S. Dollar	31	486	486	—	—	—	—	—	486
Others(1)	—	—	—	—	—	—	—	—	—
Other Receivables
U.S. Dollar	1	14	14	—	—	—	—	—	14
Others(1)	1	18	18	—	—	—	—	—	18
Other Current Assets
U.S. Dollar	0	5	5	—	—	—	—	—	5
Others(1)	0	8	8	—	—	—	—	—	8
Long-term Investment in Financial Instruments
U.S. Dollar	373	5,805	5,805	—	—	—	—	—	5,805
Japanese Yen	—	—	—	—	—	—	—	—	—
Others(1)	6	102	102	—	—	—	—	—	102
Other Non-current Assets
U.S. Dollar	0	7	7	—	—	—	—	—	7
Others(1)	1	10	10	—	—	—	—	—	10
LIABILITIES
Trade Payables
Related Parties
U.S. Dollar	0	2	2	—	—	—	—	—	2

Foreign Exchange Risk	Outstanding Balance
	as of December 31, 2022		Expected Maturity Date
	Foreign	Rp							Fair
	Currency	Equivalent	2023	2024	2025	2026	2027	Thereafter	Value
	(million)	(Rp billion)	(Rp billion)
Others(1)	—	—	—	—	—	—	—	—	—
Third Parties
U.S. Dollar	104	1,623	1,623	—	—	—	—	—	1,623
Japanese Yen	25	3	3	—	—	—	—	—	3
Others(1)	6	102	102	—	—	—	—	—	102
Other Payables
U.S. Dollar	2	37	37	—	—	—	—	—	37
Others(1)	0	33	33	—	—	—	—	—	33
Accrued Expenses
U.S. Dollar	39	614	614	—	—	—	—	—	614
Japanese Yen	5	1	1	—	—	—	—	—	1
Others(1)	2	43	43	—	—	—	—	—	43
Advances from Customers
U.S. Dollar	2	37	37	—	—	—	—	—	37
Others(1)	0	1	1	—	—	—	—	—	1
Short-term Bank Loans
U.S. Dollar	—	—	—	—	—	—	—	—	—
Current Maturities of Long-term Liabilities
U.S. Dollar	16	246	246	—	—	—	—	—	246
Japanese Yen	768	91	91	—	—	—	—	—	91
Others(1)	5	77	77	—	—	—	—	—	77
Other Liabilities
U.S. Dollar	2	33	33	—	—	—	—	—	33
Others(1)	—	—	—	—	—	—	—	—	—
Long-term Liabilities(2)
U.S. Dollar	25	385	—	147	52	109	77	—	385
Japanese Yen	768	91	—	(14)	—	—	—	—	91
Others(1)	31	482	—	53	106	280	43	—	482

Notes:

(1)	Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollar equivalents using the Reuters bid and offer rates prevailing at the end of the reporting period.
(2)	Long-term liabilities for the purpose of this table consist of loans denominated in foreign currencies from two-step loans and long-term bank loans.

Interest Rate Risk

Our exposure to interest rate fluctuations results primarily from changes to the floating-rate applied for long-term debt. Borrowings at variable interest rates expose our Company and our subsidiaries to interest rate risk. In order to reduce our exposure to interest rate fluctuations, we aim to balance the share of our fixed-rate loans and floating-rate loans in our bank borrowings. We try to achieve this where there are opportunities to increase the share of fixed-rate loans in our overall loan portfolio in light of prevailing interest rates available in the market at any given time and based on market and our expectations as to future floating and fixed interest rates. As of December 31, 2022, approximately 56.1% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans. To measure market risk fluctuations in interest rates, our Company and our subsidiaries primarily use the interest margin and maturity profile of the financial assets and liabilities based on the changing schedule of the interest rate.

In this Form 20-F, we chose to provide investors with the results of a sensitivity analysis related to our interest rate risk sensitive instruments as opposed to the tabular presentation of information related to interest rate risk sensitive instruments we disclosed in previous annual reports on Form 20-F. We believe such presentation, together with comparable information for the financial year ended December 31, 2022, makes it easier to understand the impact of variations in interest rates on our Company's financial performance and financial position as we use selected hypothetical changes in interest rates to illustrate such impact. We also believe this type of sensitivity analysis provides useful information and is widely used by investors for measuring the impact of such variations on interest rate risk sensitive instruments held by issuers.

As of December 31, 2022, we estimate that a decrease by 25 basis points in the interest rates of our variable rate borrowings would have increased our equity and profit or loss by Rp88.2 billion (compared with a Rp109 billion increase as of December 31, 2021); a similar increase by 25 basis points in the interest rates of our variable rate borrowings would have decreased our equity and profit or loss by Rp88.2 billion (compared with a Rp109 billion decrease as of December 31, 2021). The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

Credit Risk

Credit risk is the potential financial loss resulting from the failure of a customer or counterparty to settle its financial obligations to us in accordance with the terms and conditions of the contract as and when they fall due. Credit risk arises mainly from trade receivables from the sales of products and services. Our management has a credit policy in place to monitor credit risk on an ongoing basis. As of December 31, 2022, there were no significant concentrations of credit risk. Since early 2020, due to the COVID-19 pandemic, some of our certain customers particularly in the Enterprise segment have been facing business and financial difficulties. We have increased the monitoring of our customers' accounts and the balance of our receivables. We have agreements in place to postpone payments of fees due by certain of our enterprise customers in consideration of our pre-existing business relationship with them and in light of current circumstances and hardship. In an effort to attenuate such counterparty risk, since early 2020 we have asked our individual customers to make a one-month deposit based on their standard subscription fee that can be used to offset any fee amount accrued and unpaid. As of December 31, 2022, customers' default on fee payments had not significantly increased compared to the preceding financial year. For additional information on the maximum exposure to credit risk of our financial assets as of December 31, 2022, please refer to Note 34b to our Consolidated Financial Statements.

Foreign Exchange Rate Risk

We classify our financial assets as at amortized cost, at Fair Value through Profit or Loss ("FVTPL") and Fair Value through Other Comprehensive Income ("FVTOCI"). We are exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains arising from changes in the fair value of financial assets measured at FVTPL are recognized in our consolidated statements of profit or loss and other comprehensive income. We periodically monitor the performance of our financial assets measured at FVTPL, and we regularly assess their relevance to our long-term strategic plans.

As of December 31, 2022, our management considered the price risk for our financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

Liquidity Risk

Liquidity risk arises in situations where we experience difficulties in fulfilling our financial obligations when they become due. Prudent liquidity risk management implies maintaining sufficient cash in order to meet our financial obligations. We regularly monitor our financial position ratios, such as liquidity ratios and debt-to-equity ratios, and our ability to comply with applicable covenant in our financial agreements. For additional information on our exposure to liquidity risk, please refer to Note 34b to our Consolidated Financial Statements.

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

Distributions of Rights

In the event that we offer or cause to be offered to the holders of any Deposited Securities, any rights to subscribe for additional shares or any rights of any other nature, the Depositary, after having consulted with us, shall have discretion as to the procedure to be followed in making such rights available to any ADR Holders or in disposing of such rights on behalf of any ADR Holders. If, by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any ADR Holders, or dispose of such rights and make the net proceeds available to such ADR Holders in U.S. Dollars, the Depositary shall allow the rights to lapse.

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

Depositary Payments

In addition to the Deposit Agreement we entered into with the Depositary on November 21, 1995, we entered into a new agreement with the Depositary in 2016, as amended on November 25, 2022, pursuant to which the Depositary agreed to reimburse us up to US$1.0 million in 2016 and up to US$850,000 in each of the subsequent six years for certain expenses we incur in relation to the administration and maintenance of the ADS facility, including, but not limited to, investor relations expenses, legal fees and disbursements and other ADS program-related expenses. The reimbursement will be adjusted if the Depositary's collection of dividend fees and the number of ADSs outstanding falls below a stipulated minimum.

The Depositary did not waive, or pay directly to third parties on our behalf, any expenses relating to the year ended December 31, 2022.

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

Restrictions on the Right to Transfer or Withdraw the Underlying Securities/Limitations on Execution and Delivery, Transfer and Surrender of ADRs

As a condition precedent to any execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or withdrawal of any Deposited Securities, the Depositary, custodian, registrar or we may require payment by the presenter of the ADRs of a sum sufficient to reimburse any of them for any applicable taxes or governmental charges, fees and expenses and the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with such regulations, if any, as we or the Depositary may establish consistent with the provisions of the Deposit Agreement.

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

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.            CONTROLS AND PROCEDURES

A.                         DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of December 31, 2022, as required by Rule 13a-15(b) under the Exchange Act.

Our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective. Controls and procedures conducted by management include controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance of achieving the desired objectives of the control system.

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

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (2013 framework). Based on this assessment, management concluded that as of December 31, 2022, our internal control over financial reporting was effective.

C.                         ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by KAP Purwantono, Sungkoro & Surja, an independent registered public accounting firm, as stated in their report which is included in the Consolidated Financial Statements.

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

ITEM 16.         [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2022, the Board of Commissioners determined that Mr. Emmanuel Bambang Suyitno and Mr. Edy Sihotang, members of the Audit Committee, each qualify as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F and as an "independent" member in accordance with the provisions of Rule 10A-3 under the Exchange Act.

Mr. Suyitno has been a member of our Audit Committee since September 1, 2020. Previously Mr. Suyitno served as a member of the Corporate Secretary Division of PT PP Presisi Tbk (2017-2020), Senior Vice President – Head of Investor Relations, Corporate Finance, MIS & Audit of Lucky Group of Indonesia (2016-2017), and as Audit Committee Member of PT Danareksa (Persero) (2014-2016). Mr. Suyitno is a Chartered Accountant and Indonesia Registered Accountant by the Ministry of Finance of the Republic of Indonesia. He also holds a Certification in Audit Committee Practices (CACP).

Mr. Sihotang has been a member of our Audit Committee since August 2, 2021. Previously Mr. Sihotang served as a VP Investigation & WBS of PT Pertamina (State-Owned Enterprise) (2019-2020), and also various positions in PT Pertamina and its subsidiaries (2009-2012), Head of Internal Audit of Rehabilitation and Reconstruction Agency (BRR) NAD-Nias (2006-2009), Public Accountant of Hadori, Soejatna & Partner Accounting Firm (1997-1998), Government auditor of BPKP (Financial and Development Audit Agency) (1985-1997). Mr. Sihotang is a Chartered Accountant and Indonesia Registered Accountant by the Ministry of Finance of the Republic of Indonesia. He also holds a Certification in Audit Committee Practices (CACP), and he is a Certified Internal Auditor (CIA), Certified Forensic Auditor (CFrA), Certified Fraud Examiner (CFE), Certified Risk Management Assurance (CRMA), and Certified Control Self-Assessment (CCSA).

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

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

In line with existing procedures and taking into consideration the independence and qualifications of independent auditors, at our AGMS on May 27, 2022, we appointed KAP Purwantono, Sungkoro & Surja, a registered KAP with the OJK, to perform the audit on our Consolidated Financial Statements for the year ended December 31, 2022, and on the effectiveness of internal control over financial reporting as of December 31, 2022. The fee for the audit and other service, for 2022 was agreed at Rp65.1 billion (excluding VAT).

KAP Purwantono, Sungkoro & Surja has been our public accountant since 2012.

KAP Purwantono, Sungkoro & Surja is also assigned to perform an audit of funds utilization of the Partnership and Community Development Program ("PKBL") for 2022.

Fees and Services of the External Auditor

The following table summarizes the fees for audit and other services in 2020, 2021 and 2022:

	For Years Ended on December 31,
	2020	2021	2022
	(Rp million)	(Rp million)	(Rp million)
Audit Fee	63,461	59,050	59,700
All Other Fees	1,925	11,540	5,440

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

A.                         OVERVIEW OF INDONESIAN LAW

Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies are embodied in the following regulations: the Indonesian Company Law; the Indonesian Capital Market Law (as amended by Law No. 4 of 2023 on Development and Strengthening of the Financial Sector); the Indonesian Law on SOEs; Regulation of the Minister of State-Owned Enterprises No. PER-09/MBU/2012 on Amendment of Regulation of the Minister of State-Owned Enterprises No. PER-01/MBU/2011 on the Implementation of Good Corporate Governance to State-Owned Enterprises; OJK regulations; and IDX rules. In addition to the above, the articles of association of public companies incorporate provisions directing the implementation of good corporate governance practices.

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

On November 30, 2004, the National Committee on Governance Policy (Komite Nasional Kebijakan Governansi, "KNKG") was established pursuant to the Decree of the Coordinating Minister for Economic Affairs No. KEP.49/M.EKONOM/1/2004 ("KEP.49"), which was formed to revitalize the former National Committee on Good Corporate Governance established in 1999. The KNKG aims to enhance the comprehension and implementation of good governance in Indonesia and advises the Government on governance issues, both in public and corporate sectors. KEP.49 was lastly amended and revoked by the Decree of the Coordinating Minister for Economic Affairs No. 117 of 2016. Pursuant to Decree No. 44 of 2021 on KNKG issued on 2021, the KNKG will have, among other things, a new organizational structure and new duties (such as monitoring and evaluating the implementation of good governance relating to the new licensing policy introduced by the Job Creation Law 2022).

The KNKG formulated the General Code for Indonesian Corporate Governance 2019 (the Pedoman Umum Governansi Korporat Indonesia, "PUGKI") which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent commissioners and nomination and remuneration committees by the board of commissioners, as well as increasing the scope of disclosure obligations for Indonesian companies. Although the KNKG recommended that the GCG Code be adopted by the Government as a basis for legal reform, as of the date of this annual report on Form 20-F, the Government has not enacted regulations that fully implement the provisions of the GCG Code.

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

C.                         COMMITTEES

See "Item 16D. Exemptions from the Listing Standards for Audit Committees."

D.                         DISCLOSURE REGARDING CORPORATE GOVERNANCE

The NYSE listing standards require United States companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a United States company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE's corporate governance listing standards. The certification must be disclosed in our annual report to shareholders. Indonesian law does not have disclosure requirements similar to NYSE listing standards. However, the Indonesian Capital Markets Law generally requires Indonesian public companies to disclose certain types of information to shareholders, and to the OJK and the IDX, e.g., information relating to changes in the public company's shareholdings and material information or facts that may affect the decision of shareholders to maintain their share ownership in the public company or investment decision of potential third party investors.

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

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.            FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18.            FINANCIAL STATEMENTS

See pages F-1 through F-119.

ITEM 19.            EXHIBITS

The following exhibits are filed as part of this Form 20-F:

1.1	Articles of Association (as amended on June 22, 2022)
2.1	Description of securities.
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

SIGNATURES

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant hereby certifies that it meets all the requirements for filing its annual report on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

Jakarta, April 6, 2023

By:	/s/ Ririek Adriansyah
Ririek Adriansyah
President Director / Chief Executive Officer

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.
and its subsidiaries

Consolidated financial statements

as of December 31, 2021 and 2022

and for each of the three years in the period ended December 31, 2022 with report of independent registered public accounting firm

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2022

AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2022

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements as of December 31, 2022

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, we the undersigned:

1.	Name	:	Ririek Adriansyah
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Karang Tengah Raya Pertanian I/99 RT 05 RW 04
Kelurahan Lebak Bulus, Kecamatan Cilandak, Jakarta Selatan
	Phone	:	(022) 452 7101
	Position	:	President Director

2.	Name	:	Heri Supriadi
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Rancamayar No. 18 RT 001 RW 008 Kelurahan Gumuruh Kecamatan Batununggal, Bandung
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance and Risk Management

We hereby state as follows:

1.

We are responsible for the preparation and presentation of the consolidated financial statement of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the "Company") and its subsidiaries as of December 31, 2022 and for the year ended;

2.

The Company and its subsidiaries' consolidated financial statement as of December 31, 2022 and for the year ended have been prepared and presented in accordance with International Financial Reporting Standards;

3.	All information has been fully and correctly disclosed in the Company and its subsidiaries' consolidated financial statement;
4.	The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;
5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, April 6, 2023

/s/ Ririek Adriansyah	/s/ Heri Supriadi
Ririek Adriansyah	Heri Supriadi
President Director	Director of Finance and Risk Management

Report of Independent Registered Public Accounting Firm

Report No. 00006/2.1032/NS.0/06/0687-1/1/IV/2023

To the Shareholders and the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Group’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 6, 2023 expressed an unqualified opinion thereon.

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

Report No. 00006/2.1032/NS.0/06/0687-1/1/IV/2023 (continued)

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

As of December 31, 2022, the balance of consolidated property and equipment of the Group was Rp171,491 billion.  As discussed in Notes 2ab and 12 to the accompanying consolidated financial statements, the Group reviews the estimated useful lives of its property and equipment at least annually and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the property and equipment.

Auditing the Group's estimated useful lives of property and equipment is complex and requires significant judgment because the determination of the estimated useful lives considers a number of factors, including strategic business plans, expected future technological developments, and market behavior.

Report of Independent Registered Public Accounting Firm (continued)

Report No. 00006/2.1032/NS.0/06/0687-1/1/IV/2023 (continued)

Evaluation of property and equipment estimated useful lives (continued)
How we addressed the matter in our audit

We obtained an understanding, and evaluated the design and tested the operating effectiveness, of internal controls over the Group’s process of estimating the useful lives of its property and equipment. For example, we tested management’s review control on checking the completeness and accuracy of the assets classification data and assessing the appropriateness of the judgments regarding the most relevant data to be considered in determining useful lives.

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

/s/ Purwantono, Sungkoro & Surja

We have served as the Company’s independent auditor since 2012

Jakarta, Indonesia

April 6, 2023

Report of Independent Registered Public Accounting Firm

Report No. 00005/2.1032/NS.0/06/0687-1/1/IV/2023

To the Shareholders and the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion on Internal Control over Financial Reporting

We have audited Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. and its subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”).  In our opinion, Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Group as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes, and our report dated April 6, 2023 expressed an unqualified opinion thereon.

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

Report No. 00005/2.1032/NS.0/06/0687-1/1/IV/2023

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

April 6, 2023

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2021 and 2022

(Amounts in the tables expressed in billions of Indonesian Rupiah and millions of U.S. Dollar)

		2021	2022
	Notes	Rp	Rp	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents - net	4,31,34	38,311	31,947	2,052
Other current financial assets - net	5,31,34	493	1,349	87
Trade and other receivables - net	6,31,34	8,705	8,895	571
Contract assets - net	7,31	2,330	2,457	158
Inventories - net	8	779	1,144	73
Assets held for sale	12	818	6	0
Prepaid income taxes	28a	297	332	21
Prepaid other taxes	28b	2,537	1,512	97
Contract costs	10	656	671	43
Other current assets	9,31	6,362	6,760	434
Total Current Assets		61,288	55,073	3,536

NON-CURRENT ASSETS
Contract assets - net	7,31	143	34	2
Long-term investments	11,34	13,800	8,653	556
Contract costs	10	1,608	1,741	112
Property and equipment	12,31,33	163,205	171,491	11,015
Right-of-use assets	13	19,253	21,531	1,383
Intangible assets	15	7,506	8,302	533
Deferred tax assets - net	28h	3,824	4,369	281
Other non-current assets	14,28,31,34	5,531	3,623	233
Total Non-current Assets		214,870	219,744	14,115
TOTAL ASSETS		276,158	274,817	17,651

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	16,31,34	17,779	18,920	1,215
Contract liabilities	18a,31	6,795	6,295	404
Current income tax liabilities	28c	1,609	2,807	180
Other tax liabilities	28d	2,314	2,565	165
Accrued expenses	17,31,34	15,885	15,445	992
Customer deposits	31	2,416	2,382	153
Short-term bank loans and current maturities of long-term loans and other borrowings	19,31,34	16,372	17,049	1,095
Current maturities of lease liabilities	13,34	5,525	4,772	307
Total Current Liabilities		68,695	70,235	4,511

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	28h	858	1,023	66
Contract liabilities	18b,31	1,283	1,561	100
Long service award provisions	30	1,206	1,031	66
Pension benefits and other post-employment benefits obligations	29	11,563	10,272	660
Long-term loans and other borrowings	20,31,34	36,319	27,331	1,756
Lease liabilities	13,34	10,363	13,701	880
Other liabilities		699	588	37
Total Non-current Liabilities		62,291	55,507	3,565
TOTAL LIABILITIES		130,986	125,742	8,076

EQUITY
Capital stock	22	4,953	4,953	318
Additional paid-in capital		1,977	1,977	127
Retained earnings		114,438	121,730	7,819
Other reserves		263	564	36
Net equity attributable to owners of the parent company		121,631	129,224	8,300
Non-controlling interests	21	23,541	19,851	1,275
TOTAL EQUITY		145,172	149,075	9,575
TOTAL LIABILITIES AND EQUITY		276,158	274,817	17,651

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For each of the Three Years in the Period Ended December 31, 2022

(Amounts in the tables expressed in billions of Indonesian Rupiah and millions of U.S. Dollar,

unless otherwise stated)

		2020	2021	2022
	Notes	Rp	Rp	Rp	US$ (Note 3)
REVENUES	24,31	136,447	143,210	147,306	9,462

COST AND EXPENSES
Operation, maintenance, and telecommunication service expenses	26,31	(34,575)	(38,133)	(38,184)	(2,453)
Depreciation and amortization expenses	12,13,15	(28,925)	(31,714)	(33,129)	(2,128)
Personnel expenses	25,29,30,31	(14,390)	(15,524)	(14,907)	(957)
General and administrative expenses	27,31	(6,564)	(5,016)	(5,854)	(376)
Interconnection expenses	31	(5,406)	(5,181)	(5,440)	(349)
Marketing expenses		(3,482)	(3,633)	(3,929)	(252)
Gains (loss) on foreign exchange - net		(86)	50	256	16
Unrealized gain (loss) on changes in fair value of investments	11a	129	3,432	(6,438)	(414)
Other income - net		810	162	35	3

OPERATING PROFIT		43,958	47,653	39,716	2,552
Finance income	31	800	558	878	56
Finance cost	31	(4,602)	(4,394)	(4,077)	(262)
Share of loss of long-term investment in associates	11	(246)	(78)	(87)	(6)
Impairment of long-term investment in associates	11	(763)	—	—	—

PROFIT BEFORE INCOME TAX		39,147	43,739	36,430	2,340

INCOME TAX (EXPENSE) BENEFIT	28e
Current		(9,798)	(9,556)	(9,259)	(595)
Deferred		541	(84)	549	36
		(9,257)	(9,640)	(8,710)	(559)

PROFIT FOR THE YEAR		29,890	34,099	27,720	1,781
OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation		11	28	299	19
Changes in fair value of investments	11a	3	(2)	3	0
Share of other comprehensive income of long-term investment in associates	11b	1	(1)	1	0
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Defined benefit actuarial gain (loss) - net	29	(3,596)	1,955	1,464	94
Other comprehensive income (loss) - net		(3,581)	1,980	1,767	113

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		26,309	36,079	29,487	1,894

Profit for the year attributable to:
Owners of the parent company	23	21,052	24,877	20,736	1,332
Non-controlling interests	21	8,838	9,222	6,984	449
		29,890	34,099	27,720	1,781
Total comprehensive income for the year attributable to:
Owners of the parent company		17,840	26,884	22,449	1,442
Non-controlling interests		8,469	9,195	7,038	452
		26,309	36,079	29,487	1,894
BASIC AND DILUTED EARNINGS PER SHARE (in full amount)	23
Profit per share		212.51	251.13	209.32	0.01
Profit per ADS (100 Series B shares per ADS)		21,251.29	25,112.50	20,932.30	1.34

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For Each of the Three Years in the Period Ended December 31, 2022

(Amounts in the tables expressed in billions of Indonesian Rupiah)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2019		4,953	1,977	92,644	222	99,796	17,428	117,224
Net comprehensive income for the year
Profit for the year	21,23	—	—	21,052	—	21,052	8,838	29,890
Other comprehensive income (loss)		—	—	(3,226)	14	(3,212)	(369)	(3,581)
Net comprehensive income for the year		—	—	17,826	14	17,840	8,469	26,309
Transaction with owners recorded directly in equity
Cash dividend	22	—	—	(15,262)	—	(15,262)	(7,778)	(23,040)
Capital contribution from non-controlling interests		—	—	—	—	—	21	21
Net transactions with owners		—	—	(15,262)	—	(15,262)	(7,757)	(23,019)
Balance, December 31, 2020		4,953	1,977	95,208	236	102,374	18,140	120,514

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For Each of the Three Years in the Period Ended December 31, 2022

(Amounts in the tables expressed in billions of Indonesian Rupiah)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2020		4,953	1,977	95,208	236	102,374	18,140	120,514
Net comprehensive income for the year
Profit for the year	21,23	—	—	24,877	—	24,877	9,222	34,099
Other comprehensive income (loss)		—	—	1,980	27	2,007	(27)	1,980
Net comprehensive income for the year		—	—	26,857	27	26,884	9,195	36,079
Transaction with owners recorded directly in equity
Cash dividend	22	—	—	(16,643)	—	(16,643)	(13,242)	(29,885)
Changes in non-controlling interests		—	—	(72)	—	(72)	73	1
Changes in non-controlling interests from Initial public offering of subsidiary	1e	—	—	9,088	—	9,088	9,375	18,463
Net transactions with owners		—	—	(7,627)	—	(7,627)	(3,794)	(11,421)
Balance, December 31, 2021		4,953	1,977	114,438	263	121,631	23,541	145,172

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For Each of the Three Years in the Period Ended December 31, 2022

(Amounts in the tables expressed in billions of Indonesian Rupiah)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2021		4,953	1,977	114,438	263	121,631	23,541	145,172
Net comprehensive income for the year
Profit for the year	21,23	—	—	20,736	—	20,736	6,984	27,720
Other comprehensive income		—	—	1,412	301	1,713	54	1,767
Net comprehensive income for the year		—	—	22,148	301	22,449	7,038	29,487
Transaction with owners recorded directly in equity
Cash dividend	22	—	—	(14,856)	—	(14,856)	(10,103)	(24,959)
Repurchase of non-controlling interest shares	1e	—	—	—	—	—	(681)	(681)
Changes in non-controlling interests		—	—	—	—	—	11	11
Investment from non-controlling interests for newly established indirect subsidiary		—	—	—	—	—	45	45
Net transactions with owners		—	—	(14,856)	—	(14,856)	(10,728)	(25,584)
Balance, December 31, 2022		4,953	1,977	121,730	564	129,224	19,851	149,075

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Each of the Three Years in the Period Ended December 31, 2022

(Amounts in the tables expressed in billions of Indonesian Rupiah and millions of U.S. Dollar)

	Notes	2020	2021	2022
		Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES

Cash receipts from customers and other operators		133,610	143,902	146,268	9,395
Cash receipts from tax refund		4,687	3,768	2,411	155
Cash receipts from interests		806	564	865	56
Cash payments for expenses		(40,533)	(44,811)	(45,559)	(2,926)
Cash payments to employees		(11,057)	(13,262)	(14,052)	(903)
Cash payments for corporate and final income taxes		(11,452)	(9,679)	(8,465)	(544)
Cash payments for finance costs		(4,768)	(4,426)	(4,064)	(261)
Cash payments for short-term and low-value lease assets	13	(3,731)	(5,308)	(3,873)	(249)
Cash payments for value added taxes - net		(2,593)	(2,084)	(515)	(33)
Cash receipts from (payments for) others - net		348	(311)	338	23

Net cash provided by operating activities		65,317	68,353	73,354	4,713

CASH FLOWS FROM INVESTING ACTIVITIES
Increase (decrease) in advances and other assets		—	(442)	560	36
Proceeds from sale of property and equipment	12	236	756	526	34
Proceeds from insurance claims	12	234	133	299	19
Dividend received from associated company	11	5	—	17	1
Purchase of property and equipment	12	(29,403)	(29,923)	(35,010)	(2,249)
Purchase of intangible assets	15	(2,538)	(2,845)	(3,259)	(209)
Addition of long-term investment in financial instrument	11	(2,837)	(6,400)	(1,401)	(90)
Proceeds from (placement in) other current financial assets - net		(796)	807	(854)	(55)

Net cash used in investing activities		(35,099)	(37,914)	(39,122)	(2,513)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	19,20	24,469	46,612	35,958	2,310
Proceeds from initial public offering of subsidiary	1e	—	18,463	—	—
Proceeds from issuance of new shares of subsidiaries		—	—	45	3
Repayments of loans and other borrowings	19,20	(24,380)	(43,740)	(44,304)	(2,846)
Cash dividend paid to the Company's stockholders	22	(15,262)	(16,643)	(14,856)	(954)
Cash dividend paid to non-controlling interests of subsidiaries	21	(7,778)	(13,242)	(10,103)	(649)
Repayments of principal portion of lease liabilities		(4,959)	(4,225)	(7,024)	(451)
Buyback of non-controlling interest shares by subsidiary		—	—	(681)	(44)

Net cash used in financing activities		(27,910)	(12,775)	(40,965)	(2,631)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,308	17,664	(6,733)	(431)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		40	59	370	22
ALLOWANCE FOR EXPECTED CREDIT LOSSES		(0)	(1)	(1)	(0)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	4	18,241	20,589	38,311	2,461
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	4	20,589	38,311	31,947	2,052
*	Information on non-cash transactions are presented in Note 36

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2022

For Each of the Three Years in Period Ended December 31, 2022

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

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Note 22).

The Company was established based on Notarial Deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association have been amended several times, the latest amendments made is in relation with adjustments of the Company’s business activities in the Articles of Association with the Standard Classification of Indonesian Business Fields in 2020.

Amendments to the Articles of Association as stated in the Notary Deed of Ashoya Ratam, S.H., M.Kn. No. 37 dated June 22, 2022, the amendment has been received and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoLHR”) based on letter No. AHU-0044650.AH.01.02. Year of 2022 dated June 29, 2022, concerning Acceptance of Notification Approval of Amendment to the Articles of Association of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk.

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

(c)  Investing, including in the form of equity capital in other companies in line with and to achieve the purposes and objectives of the Company.

ii.   Supporting business:

(a)	Providing payment transactions and money transferring services through telecommunications and information networks.
(b)	Performing other activities and undertakings in connection with the optimization of the Company’s resources, among which including the utilization of the Company’s property and equipment and movable assets, information systems, education and training, and repairs and maintenance facilities.
(c)	Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as services provider in information, communication and technology industry, as to achieve the purposes and objectives of the Company.

The Company is domiciled and headquartered in Bandung, West Java, located at Jalan Japati No.1, Bandung.

The Company was granted several networks and/or services provision licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and regulations and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), replacing the previously known as Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprising of several information, such as network development progress, service quality standard achievement, number of customers, license payment, and universal service contribution. Meanwhile, for internet telephone services for public purpose, internet interconnection service, and internet access service, additional information is required, such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of service	Grant date/latest renewal date
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate internet service provider	2176/KEP/M.KOMINFO/ 12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/M.KOMINFO/ 16/2017	Content service provider	May 16, 2017
License for the implementation of internet interconnection services	1004/KEP/M.KOMINFO/ 2018	Internet interconnection services	December 26, 2018
License to operate data communication system services	046/KEP/M.KOMINFO/ 02/2020	Data communication system services	August 3, 2020
License to operate IPTV service provider	022/KEP/M.KOMINFO/ 02/2021	Multimedia IPTV service provider	February 25, 2021
License of electronics money issuer and money transfer	Bank Indonesia License 23/587/DKSP/Srt/B	Electronics money and money transfer service	July 1, 2021
License to operate fixed network long distance direct line	073/KEP/M.KOMINFO/ 02/2021	Fixed network long distance direct line	August 23, 2021
License to operate fixed international network	082/KEP/M.KOMINFO/ 02/2021	Fixed international network	October 8, 2021
License to operate fixed closed network	094/KEP/M.KOMINFO/ 02/2021	Fixed closed network	December 9, 2021
License to operate circuit switched-based local fixed line network	095/KEP/M.KOMINFO/ 02/2021	Circuit switched-based and packet switched-based local fixed line network	December 9, 2021

b.   Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, and Internal Audit

i.     Boards of Commissioners and Directors

Based on resolutions made at Annual General Meeting (“AGM“) of Stockholders of the Company as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 34, dated June 18, 2021, the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2021 and 2022, respectively, were as follows:

	2021	2022
President Commissioner/ Independent Commissioner	Bambang Permadi Soemantri Brojonegoro	Bambang Permadi Soemantri Brojonegoro
Commissioner	Arya Mahendra Sinulingga	Arya Mahendra Sinulingga
Commissioner	Rizal Mallarangeng	Rizal Mallarangeng
Commissioner	Isa Rachmatarwata	Isa Rachmatarwata
Commissioner	Ismail	Ismail
Commissioner	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Independent Commissioner	Bono Daru Adji	Bono Daru Adji
Independent Commissioner	Wawan Iriawan	Wawan Iriawan
Independent Commissioner	Abdi Negara Nurdin	Abdi Negara Nurdin
President Director	Ririek Adriansyah	Ririek Adriansyah
Director of Finance and Risk Management	Heri Supriadi	Heri Supriadi
Director of Digital Business	Muhamad Fajrin Rasyid	Muhamad Fajrin Rasyid
Director of Strategic Portfolio	Budi Setyawan Wijaya	Budi Setyawan Wijaya
Director of Enterprise & Business Service*	Edi Witjara	F.M. Venusiana R.
Director of Wholesale & International Services	Bogi Witjaksono	Bogi Witjaksono
Director of Human Capital Management	Afriwandi	Afriwandi
Director of Network & IT Solution	Herlan Wijanarko	Herlan Wijanarko
Director of Consumer Service	F.M. Venusiana R.	F.M. Venusiana R.
*

On July 8, 2022, Mr. Edi Witjara was appointed as President Director of PT Industri Telekomunikasi Indonesia (Persero) and based on the Company's Board of Commissioners Letter No. 073/SRT/DK/2022 dated July 11, 2022, Mrs. F.M. Venusiana R. was appointed as Temporary Replacement Officer for Director of Enterprise & Business Service, whose term of service has been extended based on the Letter of the Company's Board of Commissioners No. 167/SRT/DK/2022 dated December 6, 2022 regarding the Extension of Term of Service for Mrs. F.M. Venusiana R. as Officer (PLT) for Director of Enterprise & Business Service.

ii.    Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of December 31, 2021 and 2022, respectively, were as follows:

	2021	2022
Chairman	Bono Daru Adji	Bono Daru Adji
Member	Bambang Permadi Soemantri Brojonegoro	Bambang Permadi Soemantri Brojonegoro
Member	Wawan Iriawan	Wawan Iriawan
Member	Abdi Negara Nurdin	Abdi Negara Nurdin
Member	Emmanuel Bambang Suyitno	Emmanuel Bambang Suyitno
Member	Edy Sihotang	Edy Sihotang
Corporate Secretary*	Andi Setiawan	R. Achmad Faisal
Internal Audit	Harry Suseno Hadisoebroto	Daru Mulyawan
*	On January 2, 2023, Mr. R. Achmad Faisal was replaced by Mr. Edwin Julianus Sebayang as Corporate Secretary.

c.    Public offering of securities of the Company

The Company's shares are listed and traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”) since November 14, 1995.

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount of Rp2,200 billion for Series A with a seven-year period, Rp2,100 billion for Series B with a ten-year period, Rp1,200 billion for Series C with a fifteen-year period, and Rp1,500 billion for Series D with a thirty-year period, which respectively are listed on the IDX (Note 20b).

d.   Subsidiaries

As of December 31, 2021 and 2022, the Company has consolidated the following directly and indirectly owned subsidiaries (Notes 2b and 2d):

i.  Direct subsidiaries:

		Start year of
		operation	Percentage of ownership*		Total assets before elimination
Subsidiary	Nature of business	commencement	2021	2022	2021	2022
PT Telekomunikasi Selular ("Telkomsel")	Mobile telecommunication networks and service	1995	65	65	100,113	100,085
PT Dayamitra Telekomunikasi Tbk. ("Mitratel")	Leasing of towers and other telecommunication services	1995	72	72	57,699	56,050
PT Multimedia Nusantara ("Metra")	Network telecommunication services and multimedia	1998	100	100	18,748	18,740
PT Telekomunikasi Indonesia International (“Telin”)	International telecommunication and information services	1995	100	100	10,139	13,949
PT Sigma Cipta Caraka ("Sigma"), previously consolidated under Metra	Consultation service of hardware, computer software, and data center	1988	100	100	5,054	8,491
PT Telkom Satelit Indonesia ("Telkomsat")	Telecommunication - provides satellite communication system and its related services and infrastructures	1996	100	100	5,511	6,463
PT Graha Sarana Duta ("GSD")	Developer, trade, service, and transportation	1982	100	100	5,881	5,845
PT Telkom Akses ("Telkom Akses")	Construction, service and trade in the field of telecommunication	2013	100	100	4,973	5,308
PT Telkom Data Ekosistem ("TDE"), previously was PT Sigma Tata Sadaya	Data center	1996	100	100	3,411	3,189
PT Metra-Net (“Metra-Net”)	Multimedia portal service	2009	100	100	1,640	1,731
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infra”)	Construction, service and trading in the field of telecommunication	2014	100	100	1,259	1,360
PT PINS Indonesia (“PINS”)	Telecommunication construction and services	1995	100	100	1,589	797
PT Napsindo Primatel Internasional (“Napsindo”)	Telecommunication - provides Network Access Point ("NAP"), Voice Over Data ("VOD"), and other related services	1999; ceased operations on January 13, 2006	60	60	5	5

*  Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

All direct subsidiaries are domiciled in Indonesia.

ii.   Indirect subsidiaries:

		Start year of
		operation	Percentage of ownership*		Total assets before elimination
Subsidiary	Nature of business	commencement	2021	2022	2021	2022
PT Metra Digital Investama (“MDI”)	Trading service related to information and technology, multimedia, entertainment, and investment	2013	100	100	5,784	9,019
Telekomunikasi Indonesia International Pte. Ltd. ("Telin Singapore"), domiciled in Singapore	Telecommunication and related services	2008	100	100	3,272	3,678
Telekomunikasi Indonesia International Ltd. ("Telin Hong Kong"), domiciled in Hong Kong	Investment holding and telecommunication services	2010	100	100	2,998	2,981
PT Infomedia Nusantara (“Infomedia”)	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services	1984	100	100	2,350	2,267
PT Telkom Landmark Tower (“TLT”)	Property development and management services	2012	55	55	2,139	2,100
PT Persada Sokka Tama ("PST")	Leasing of towers and other telecommunication services	2008	100	100	1,097	1,401
PT Finnet Indonesia (“Finnet”)	Information technology services	2006	60	60	1,294	1,248
PT Nuon Digital Indonesia ("Nuon"), previously was PT Melon Indonesia	Digital content exchange hub services	2010	100	100	1,187	1,199
PT Metra Digital Media (“MD Media”)	Telecommunication information and other information services	2013	100	100	1,207	986
PT Telkomsel Mitra Inovasi ("TMI")	Business management consulting and investment services	2019	100	100	692	945
Telekomunikasi Indonesia International (TL) S.A. (“Telkomcel”), domiciled in Timor Leste	Telecommunication networks, mobile, internet, and data services	2012	100	100	708	836
PT Telkomsel Ekosistem Digital ("TED")	Provides service related to information and technology, multimedia, entertainment, and investment	2021	100	100	197	807
PT Administrasi Medika (“Ad Medika”)	Health insurance administration services	2002	100	100	543	632
TS Global Network Sdn. Bhd. ("TSGN"), domiciled in Malaysia	Satellite services	1996	70	70	596	566
PT Swadharma Sarana Informatika ("SSI")	Cash replenishment services and ATM maintenance	2001	51	51	485	457
PT Digital Aplikasi Solusi (“Digiserve”)	Communication system services	2014	100	100	389	384
Telekomunikasi Indonesia International Inc. (“Telin USA”), domiciled in USA	Telecommunication and information services	2014	100	100	191	294
PT Nusantara Sukses Investasi ("NSI")	Service and trading	2014	100	100	313	289
PT Graha Yasa Selaras (“GYS”)	Tourism service	2012	51	51	283	285
PT Nutech Integrasi ("Nutech")	System integrator service provider	2001	60	60	198	273
PT Graha Telkomsigma ("GTS")	Management and consultation services	1999	100	100	205	191
PT Collega Inti Pratama ("CIP")	Trading and services	2001	70	70	170	173
Telekomunikasi Indonesia Intl (Malaysia) Sdn. Bhd. (”Telin Malaysia”), domiciled in Malaysia	Telecommunication and information services	2013	70	70	27	125
PT Media Nusantara Data Global ("MNDG")	Consultation services	2012	55	55	119	116
PT Bosnet Distribution Indonesia (“BDI”)	Trade and consultation services	2012	60	60	36	36
PT Metra TV (“Metra TV”)	Subscription broadcasting services	2013	100	100	26	34
PT Pojok Celebes Mandiri ("PCM")	Travel agent services	2008	100	100	45	33
Telekomunikasi Indonesia International (Australia) Pty. Ltd. (“Telin Australia”), domiciled in Australia	Telecommunication and information services	2013	100	100	34	33
PT Metraplasa (“Metraplasa”)	Network and e-commerce services	2012	60	60	61	30
PT Teknologi Data Infrastruktur (“TDI”), previously was PT Satelit Multimedia Indonesia	Telecommunication service and data centre	2013	100	100	10	7

*  Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

e.   Initial public offering and acquisition transactions in subsidiaries

i.    Mitratel

Based on the Deed of Decision of the Shareholders Outside the General Meeting of Shareholders (Circular) No. 31 dated August 21, 2021 from Notary Ashoya Ratam, S.H., M.Kn., the shareholders of Mitratel decided and approved the change of Mitratel’s status from a private company to a public company under the name of PT Dayamitra Telekomunikasi Tbk.

On November 12, 2021, Mitratel received an effective statement from the Financial Services Authority (“OJK”) with letter No. S-201/D.04/2021 to conduct an initial public offering (“IPO”) of 23,493,524,800 ordinary shares with a par value of Rp228 per share and an offering price of Rp800 per share. On November 22, 2021, Mitratel’s shares have been listed on the IDX based on Letter No. S-08617/BEI.PP3/11-2021 regarding Approval of Securities Listing dated November 15, 2021.

Mitratel obtained IPO funds amounting to Rp18,463 billion (after deducted by share issuance costs) so that the Company’s share ownership in Mitratel diluted from 99.99% to 71.87%. Hence, the Company still controls Mitratel.

For this transaction, the Company has been accounted the difference in non-controlling ownership transactions as follows:

Proceeds from IPO of 28.13% ownership interests	18,463
Net assets attributable to non-controlling interests	(9,375)
Increase in equity attributable to parent company	9,088

On June 2, 2022, Mitratel announced to buyback its shares with a maximum amount of Rp1,000 billion. The buyback period of Mitratel’s shares is for three months starting from June 2, 2022 to September 2, 2022. Mitratel has exercised buyback of 885,200,000 of its shares or equivalent to Rp681 billion in cash.

ii.    Metra

On August 29, 2014, Metra and Telstra Holding Singapore Pte. Ltd. established PT Teltranet Aplikasi Solusi (“Teltranet”), currently known as PT Digital Aplikasi Solusi (“Digiserve”). Metra's share ownership in Teltranet was 51%. Metra had no control in determining the financial and operating policies of Teltranet, hence it was recognized as ownership in associates.

Based on the Share Purchase Agreement dated August 31, 2021, Metra purchased Digiserve’s shares owned by Telstra Holdings Singapore Pte. Ltd. as many as 13,115,477 shares or equivalent to 49% share ownership with an acquisition value of AU$1, thus becoming a subsidiary of Metra.

As of December 31, 2021, Metra has recorded the difference between the acquisition value and fair value, resulting in goodwill recognized amounted to Rp64 billion (Note 15).

iii.    TDE

TDE was previously Sigma’s subsidiary. Based on Share Acquisition Deed No. 388 dated December 27, 2021 of Jimmy Tanal, S.H., M.Kn., the Company entered into a takeover of TDE’s shares, so that the Company's ownership in TDE became 99.89%, impacting Sigma’s ownership which diluted to 0.11%. The Company purchased 2,106,465,158,910 series B shares of TDE or equivalent to Rp2,106 billion. The Company has made cash payments of Rp1,250 billion and paid-up capital in other forms (“inbreng”) of Rp856 billion for the takeover of TDE’s shares.

iv.   Telkomsel

Based on the Resolution of Shareholders on December 14, 2021, Telkomsel established a subsidiary, namely PT Telkomsel Ekosistem Digital (“TED”), which was formalized by Notarial Deed No. 19 dated December 16, 2021 of Bonardo Nasution, S.H. The total paid-up capital of TED were 197,000 shares (Rp1,000,000 par value per share). Telkomsel own 196,989 shares and paid Rp197 billion on December 29, 2021.

v.   Sigma

Based on Notarial Deed No.120 dated April 19, 2022 of Jimmy Tanal, S.H., M.Kn., the Company acquired Sigma shares from Metra, resulted in 56.39% ownership by the Company and diluting Metra’s ownership into 43.61%.

f.   Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on April 6, 2023.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and its subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Figures in  the tables of the consolidated financial statements are presented and rounded to billions of Indonesian Rupiah (“Rp") and millions of US$, unless otherwise stated. Figures in the consolidated financial statements which still contain values but below Rp1 billion and US$1 million, are presented with zero.

The consolidated financial statements provide comparative information in respect of the previous period.

The following amendments, which are effective for annual periods beginning on or after January 1, 2022, does not have any material impact to the consolidated financial statements of the Group, unless otherwise stated.

i.	Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use
ii.	Amendments to IAS 37: Onerous Contracts-Cost of Fulfilling a Contract
iii.	Amendments to IFRS 3: Reference to the Conceptual Framework

iv.	Amendments to IFRS 9 (Annual Improvement): Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities
v.	Amendments to IFRS 16 (Annual Improvement): Leases - Illustrative Examples

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

All intra-Group assets and liabilities, equity, revenue and expenses, and cash flow relating to transactions within Group are fully eliminated on consolidation.

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

c.   Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with International Accounting Standards (“IAS”): 24, Related Party Disclosures. The party which is considered a related party is a person or entity that is related to the entity that is preparing its financial statements.

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

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted  for within equity. Contingent consideration classified as an asset or liability that is a financial instrument  and within the scope of IFRS 9 Financial Instruments is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that  is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

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

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity’s share of the net fair value of the investee’s identifiable assets and liabilities is accounted for as follows:

i.	Goodwill relating to an associate, or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.
ii.	Any excess of the entity’s share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity’s share of the associate or joint venture’s profit or loss in the period in which the investment is acquired.

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

g.   Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less a loss allowance based on lifetime expected credit losses at each reporting date. The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific from the customers and the economic environment. Receivables are written-off in the year in which they are determined to be uncollectible (Note 2t).

h.   Inventories

Inventories consist of components, which represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, wireless broadband modems, and prepaid vouchers which are expensed upon sale.

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

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of the reporting period. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill, are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

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

Property and equipment are depreciated or amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-50
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex, and data communication equipment	5-15
Transmission installation and equipment	3-40
Satellite, earth station, and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Vehicles	4-8
Other telecommunication peripherals	5
Office equipment	2-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life, and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. Based on review the useful life of towers in Indonesia are changed from previous year in line with technological development and changes in the level of usage expectations. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received, nor the asset given up is measured reliably.

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

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized to related property and equipment account.

Property under construction is stated at cost less impairment if any, until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed, and the asset is ready for its intended use or sale.

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

The Group has made use of the package of practical expedients available within IFRS 16, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as short-term leases;
●	the exclusion of initial direct costs for the measurement of the right-of-use asset (“ROU”) as short-term leases;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	not to separate non-lease components from lease components, and instead, account for both as a single lease component; and
●	not to recognize a lease liability and a ROU asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when it is new).

The Group applies the definition of a lease and related guidance set out in IFRS 16 to all lease contracts.

i.	The Group as lessee

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

ROU assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Land rights	1-50
Buildings	1-15
Transmission installation and equipment	3-25
Vehicles	4-8
Others	2-25

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

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments, or a change in the assessment of an option to purchase the underlying asset.

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

Under IFRS 16, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Leases in which the Group transfers substantially all the risks and rewards incidental to ownership of an asset are classified as finance leases, otherwise it will be classified as operating leases. Lease classification is made at the inception date and is reassessed only if there is a lease modification.

At the commencement date, the Group recognizes assets held under a finance lease at an amount equal to the net investment in the lease and present it as finance lease receivable. The net investment in the lease includes fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and residual value guarantees provided to the lessor by the lessee. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the lessee and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

As required by IFRS 9, an allowance for expected credit loss has been recognized on the finance lease receivables and presented under "Other receivables".

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the consolidated statement of profit or loss and other comprehensive income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the underlying asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

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

	2021		2022
	Buy	Sell	Buy	Sell
United States Dollar (“US$”) 1	14,250	14,255	15,567	15,571
Australian Dollar (“AU$”) 1	10,353	10,359	10,583	10,589
Singapore Dollar ("SGD") 1	10,555	10,561	11,614	11,622
New Taiwan Dollar ("TWD") 1	515.04	515.40	508.15	508.47
Euro ("EUR") 1	16,125	16,137	16,623	16,635
Japanese Yen ("JPY") 1	123.81	123.86	118.12	118.17
Malaysian Ringgit ("MYR") 1	3,420	3,424	3,529	3,539
Hong Kong Dollar (“HKD”) 1	1,828	1,828	1,996	1,997

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

For prepaid services, initial package sales (also known as SIM cards and initial charging vouchers) and top up vouchers are initially recognized as contract liabilities. The Group recognizes contract assets for the services from postpaid customers that have not been billed.

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

The consideration that is received is allocated between the telecommunication services sold and the points issued, with the consideration allocated to points that are equal to its fair value. The fair value of the points that are issued is deferred and recognized as revenue when the points are redeemed, expired, or when the program is terminated.

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

iii.   Enterprise

Revenue from enterprise customers primarily comprises of revenue from providing telephone service, internet and data, information technologies, and other services (e.g. manage service, call center service, e-health, e-payment, and others). Some of the contracts with enterprise customers are bespoke in nature.

Revenues from enterprise customers are recognized overtime using output method based on actual usage or time elapsed if the provision of service does not depend on usage (i.e. minute of voice, kilobyte of data, etc.), except for sales of goods which are recognized at a point in time, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenues for performance obligations that are satisfied at a point in time is recognized when control of goods is transferred to the customer, typically when the customer has physical possession of the goods.

Some of the arrangements in enterprise customers are offered as bundled arrangements. For bundled arrangements, the product and/or service in the contract is accounted for as a single performance obligation when it is separately identifiable from other promises in the contract and the customer can benefit from the product/service on its own. The total consideration is allocated to each distinct performance obligation that has been included in the contract, based on its stand-alone selling price. The stand-alone selling price is determined according to the observable prices at which individual product and/or service are sold separately, adjusted for market conditions and normal discounts as appropriate. Alternatively, when the observable prices are not available, the expected cost-plus margin approach is used to determine the stand-alone selling prices.

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

Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determines that the estimates of variable consideration are not constrained based on its historical experience, business forecast, and the current economic conditions and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

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

Incremental cost of obtaining/fulfilling contract with customers

The incremental costs of obtaining/fulfilling contracts with customers, which principally are comprised of sales commissions and contract fulfilment costs, are initially recognized on the consolidated statements of financial position  as contract costs. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

At the end of each reporting year, the Group evaluates whether there is an indication that capitalized contract costs may be impaired. An impairment exists when the carrying amount of the contract costs exceeds the amount expected to be received in exchange for goods and services. When impairment exists, an impairment loss is recognized in profit or loss.

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

iii.   Share-based payments

The Company operates an equity-settled share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

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

Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid by using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/"SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if it is no longer probable that sufficient taxable profit will be available to compensate part or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are re-assessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

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

Uncertainty over income tax treatments

IFRIC 23: Uncertainty Over Income Tax Treatments stated that the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax are determined by considering whether to be treated separately or together, the assumptions used in the examination of tax treatments by the Tax Authorities, consideration the probability that the Tax Authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.

If the acceptance of the tax treatment by the Tax Authorities is probable, the measurement is in line with income tax fillings. If the acceptance of the tax treatment by the Tax Authorities is not probable, the Group measures its tax balances using the method that provides the better prediction of resolution (i.e. most likely amount or expected value).

Final tax

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on such transaction remains subject to tax even though the taxpayer incurred a loss on the transaction.

Final tax on construction services and leases are presented as part of “other income-net”.

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

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost consist of cash and cash equivalents, trade and other receivables, other current financial assets, and other non-current assets.

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

For debt instruments at FVTOCI, interest income, foreign exchange revaluation, and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group has no debt instruments classified at FVTOCI with recycling of cumulative gains and losses as of December 31, 2021 and 2022.

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

The Group’s financial liabilities include trade and other payables, accrued expenses, customer deposits, Interest-bearing loans, and lease liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds, long-term bank loans, and other borrowings.

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

u.   Treasury stock

Reacquired Company’s shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. Any difference between the carrying amount and consideration from future re-sale of treasury stocks, is recognized as part of additional paid-in-capital in the equity.

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

z.   Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an non-financial assets may be impaired. These assets include property and equipment, current assets, and other non-current assets, including intangible assets. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

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

In determining fair value less costs to sell, recent market transaction prices are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by multiple valuations or other available fair value indicators.

Impairment losses of continuing operations are recognized in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in consolidated statement of profit or loss and other comprehensive income.

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

Asset which do not meet above criteria are classified as non-current assets.

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

Liabilities which do not meet above criteria are classified as long-term liabilities.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

ab. Significant accounting judgements, estimates and assumptions

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reporting amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and disclosures of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates can produce results that require a material adjustment to the carrying amounts of assets and liabilities affected in the coming periods.

i.     Judgements

The following judgements were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income could necessitate future adjustments to tax income and expense already recorded.

Judgement is also involved in determining the provision for corporate income tax. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business.

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

(a)  Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (“ROI”). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

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

In 2021, the Company accelerated the useful lives of Multi-Service Access Node (“MSAN”) assets until 2022. In 2022, the Group changed its estimated useful lives of towers in Indonesia (Note 12). Details of the nature and carrying amounts of property and equipment are disclosed in Note 12.

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

For term deposits and debt instruments at FVTOCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the deposits or debt instrument are considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

The Group assesses whether there is objective evidence that other receivables or other financial assets have been impaired at the end of each reporting period. Allowance for expected credit losses of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such allowances are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of allowance for expected credit losses of receivables are disclosed in Note 6.

Group also closely monitors the changes in shared risk characteristics of certain account receivables by evaluating the customer segmentations portfolios which the respective customers might engage in business industries, or locate in areas, which have become affected, or are more prone to be affected, by the pandemic. Group has reassessed the model used to calculate ECLs based on the latest reasonable and supportable data to better reflect the current change in circumstances. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available; including forward-looking information and other input in the future.

(e)  Revenue

(i)	Critical judgements in determining the performance obligation, timing of revenue recognition and revenue classification

The Group provides information technology services that are bespoke in nature. Bespoke products consist of various goods and/or services bundled together in order to provide integrated solution services to customers. In addition to the bespoke service, the Group also provides multiple standard products as bundling product in contract with customer. Significant judgement is required in determining the number and nature of performance obligations promised to customers in those contracts. The number and nature of performance obligations will determine the timing of revenue recognition for such contract.

The Group reviews the determination of  performance obligations on a contract-by-contract basis. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group applies a single method of measuring progress for the performance obligation based on the measurement method that best depicts the economics of the contract, which in most cases is over time.

The Group also presents the revenue classification using consistent approach. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group presents that performance obligations in one financial statement line items which best represent the main service of the Group, which in most cases is the internet, data communication and information technology services.

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

The calculation of future cash flows in determining the fair value of property and equipment and other non-current assets of the acquired entity at the acquisition date involves significant estimation. Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to IAS 36: Impairment of Assets.

(g)   Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

(h)   Acquisition

The Group evaluates each acquisition transaction to determine whether it will be treated as an asset acquisition or business combination. For transactions that are treated as an asset acquisition, the purchase price is allocated to the assets obtained, without the recognition of goodwill. For acquisitions that meet the business combination definition, the Group applies the accounting for business acquisition method for assets acquired and liabilities assumed which are recorded at fair value at the acquisition date, and the results of operations are included with the Group's results from the date of each acquisition.

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

3.   TRANSLATION OF INDONESIAN RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in Indonesian rupiah. The translation of the Indonesian rupiah amounts into U.S. Dollar amounts are included solely for the convenience of the readers and has been made using the average of the market buy and sell rates of Rp15,569 to US$1 as published by Reuters on December 31, 2022. The convenience translation should not be construed as representations that the Indonesian rupiah amounts have been, could have been, or could in the future be, converted into U.S. Dollar at this or any other rate of exchange.

4.   CASH AND CASH EQUIVALENTS - NET

The breakdown of cash and cash equivalents is as follows:

		2021		2022
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Cash on hand	Rp	—	12	—	11
Cash in bank
Related parties
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	—	8,660	—	6,413
	US$	32	459	49	758
	EUR	2	30	2	34
	JPY	1	0	6	1
	HKD	3	5	3	5
	AU$	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	—	2,859	—	4,298
	US$	2	34	7	111
	SGD	0	0	0	0
	EUR	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	—	6,035	—	2,691
	US$	0	6	11	179
PT Bank Tabungan Negara (Persero) Tbk. (“BTN”)	Rp	—	1,368	—	2,713
	US$	0	0	—	—
PT Bank Syariah Indonesia Tbk. (“BSI”)	Rp	—	37	—	229
	US$	0	0	0	0
Others (each below Rp100 billion)	Rp	—	113	—	128
Sub-total			19,606		17,560

Third parties
PT Bank CIMB Niaga Tbk. (”Bank CIMB Niaga”)	Rp	—	570	—	1,379
	US$	5	74	0	5
The Hongkong and Shanghai Banking Corporation Ltd. ("HSBC Hongkong")	US$	44	628	55	861
	HKD	23	42	5	10
PT Bank Permata Tbk. (“Bank Permata”)	Rp	—	2,326	—	412
Standard Chartered Bank (“SCB”)	US$	21	300	16	245
	SGD	8	83	5	53
JPMorgan Chase & Co.	US$	7	96	9	140
Others (each below Rp100 billion)	Rp	—	429	—	278
	US$	6	90	8	130
	TWD	46	23	58	29
	MYR	6	19	5	17
	AU$	0	5	2	23
	MMK	—	—	386	3
	SGD	2	19	2	29
	EUR	0	0	0	0
Sub-total			4,704		3,614

Total of cash in banks			24,310		21,174

Time deposits
Related parties
BTN	Rp	—	580	—	1,655
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk. (“BJB”)	Rp	—	910	—	1,423
	US$	11	153	—	—
Bank Mandiri	Rp	—	604	—	843
	US$	31	441	31	489
BSI	Rp	—	210	—	1,220
BRI	Rp	—	544	—	845
	US$	47	675	21	319
BNI	Rp	—	6,739	—	378
	US$	43	610	9	145
Others (each below Rp100 billion)	Rp	—	28	—	25
Sub-total			11,494		7,342

Time deposits (continued)
Third parties
PT Bank Mega Tbk. (“Bank Mega”)	Rp	—	1,689	—	1,986
	US$	17	235	12	181
PT Bank Maybank Indonesia Tbk. (“Maybank”)	Rp	—	197	—	220
	US$	8	107	14	224
	MYR	2	7	2	6
Bank CIMB Niaga	Rp	—	0	—	122
	US$	—	—	11	168
PT Bank Muamalat Indonesia Tbk.	Rp	—	—	—	295
PT Bank Danamon Indonesia Tbk. (“Bank Danamon”)	Rp	—	0	—	40
	US$	—	—	9	133
Others (each below Rp100 billion)	Rp	—	261	—	46
Sub-total			2,496		3,421

Total of time deposits			13,990		10,763
Allowance of credit expectation losses			(1)		(1)
Total			38,311		31,947

Interest rates per annum on time deposits are as follows:

	2021	2022
Rupiah	1.25% ‑ 7.75%	1.95% ‑ 6.50%
Foreign currency	0.20% ‑ 1.75%	0.25% ‑ 4.05%

The Group placed the majority of its cash and cash equivalents in state-owned banks (related party) because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

5.    OTHER CURRENT FINANCIAL ASSETS - NET

The breakdown of other current financial assets is as follows:

		2021		2022
		Balance		Balance
		Foreign currency		Foreign currency
	Currency	(in millions)	Rupiah equivalent	(in millions)	Rupiah equivalent
Time deposit
Related parties
BSI	Rp	—	—	—	100
Bank Mandiri	Rp	—	160	—	10
	US$	5	71	5	79
Others (each below Rp100 billion)	Rp	—	20	—	130
Third parties
PT Bank UOB Indonesia ("UOB")	US$	3	44	12	182
SCB	US$	—	—	7	102
Others (each below Rp100 billion)	Rp	—	18	—	18
	US$	2	29	2	32
Total time deposits			342		653

Escrow accounts	Rp	—	43	—	383
	US$	1	21	2	30
Total escrow accounts			64		413

Mutual funds
Related parties
Others (each below Rp100 billion)	Rp	—	78	—	81
Third parties
PT Henan Putihrai Asset Management ("HPAM")	Rp	—	—	—	200
Total mutual funds			78		281

Others (each below Rp100 billion)	Rp	—	9	—	0
	US$	—	—	0	2
	MYR	—	—	0	0
Total others			9		2

Allowance for expected credit losses		—	(0)		(0)
Total			493		1,349

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2021	2022
Rupiah	2.50% ‑ 3.75%	2.50% ‑ 5.00%
Foreign currency	0.06% ‑ 0.50%	1.95% ‑ 5.06%

6.   TRADE AND OTHER RECEIVABLES - NET

The breakdown of trade and other receivables is as follows:

	2021	2022
Trade receivables	16,312	16,202
Allowance for expected credit losses	(7,802)	(7,568)
Net	8,510	8,634
Other receivables	446	500
Allowance for expected credit losses	(251)	(239)
Net	195	261
Total trade and other receivables	8,705	8,895

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)   Related parties

	2021	2022
State-owned enterprises	1,336	1,985
Government agencies	679	675
PT Indonusa Telemedia ("Indonusa")	439	385
PT Indosat Tbk. ("Indosat")	148	175
Others (each below Rp100 billion)	176	156
Total	2,778	3,376
Allowance for expected credit losses	(1,400)	(1,367)
Net	1,378	2,009

(ii)  Third parties

	2021	2022
Individual and business subscribers	12,644	11,842
Overseas international carriers	890	984
Total	13,534	12,826
Allowance for expected credit losses	(6,402)	(6,201)
Net	7,132	6,625

b.    By age

(i)   Related parties

	2021	2022
Up to 3 months	1,319	1,841
3 to 6 months	238	267
More than 6 months	1,221	1,268
Total	2,778	3,376
Allowance for expected credit losses	(1,400)	(1,367)
Net	1,378	2,009

(ii)  Third parties

	2021	2022
Up to 3 months	6,753	6,797
3 to 6 months	686	397
More than 6 months	6,095	5,632
Total	13,534	12,826
Allowance for expected credit losses	(6,402)	(6,201)
Net	7,132	6,625

(iii)  Aging of total trade receivables

	2021			2022
		Allowance for	Expected		Allowance for	Expected
		expected credit	credit		expected credit	credit
	Gross	losses	loss rate	Gross	losses	loss rate
Not past due	5,625	532	9.5%	6,964	399	5.7%
Past due up to 3 months	2,447	328	13.4%	1,674	349	20.8%
Past due more than 3 to 6 months	924	253	27.4%	664	222	33.4%
Past due more than 6 months	7,316	6,689	91.4%	6,900	6,598	95.6%
Total	16,312	7,802		16,202	7,568

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific from the customers and the economic environment. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2021 and 2022, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp3,417 billion and Rp2,069 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.    By currency

(i)   Related parties

	2021	2022
Rupiah	2,777	3,369
U.S. Dollar	1	7
Total	2,778	3,376
Allowance for expected credit losses	(1,400)	(1,367)
Net	1,378	2,009

(ii)  Third parties

	2021	2022
Rupiah	11,838	11,345
U.S. Dollar	1,606	1,352
Singapore Dollar	56	89
Others (each below Rp100 billion)	34	40
Total	13,534	12,826
Allowance for expected credit losses	(6,402)	(6,201)
Net	7,132	6,625

d.    Movements in the allowance for expected credit losses

	2021	2022
Beginning balance	8,360	7,802
Allowance for expected credit losses	474	567
Receivables written off	(1,032)	(801)
Ending balance	7,802	7,568

The receivables written-off relate to both related party and third party trade receivables.

Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2021 and 2022, certain trade receivables of the subsidiaries amounting to Rp2,330 billion and Rp1,129 billion, respectively, have been pledged as collateral under lending agreements (Notes 19a and 20c).

7.    CONTRACT ASSETS - NET

The breakdown of contract assets is as follows:

	2021	2022
Contract assets	2,588	2,610
Allowance for expected credit losses	(115)	(119)
Net	2,473	2,491
Current portion	(2,330)	(2,457)
Non-current portion	143	34

Management believes that the allowance for expected credit losses of contract assets is adequate to cover losses on uncollectible contract assets.

Refer to Note 31 for details of related party transactions.

8.    INVENTORIES - NET

Inventories, all recognize at net realizable value, consist of:

	2021	2022
Components	578	588
SIM cards and prepaid vouchers	148	321
Others (each below Rp100 billion)	122	294
Total	848	1,203
Provision for obsolescence	(69)	(59)
Net	779	1,144

Management believes the provision is adequate to cover losses from the decline in inventory value due to obsolescence.

The inventories recognized as expenses included in operations, maintenance, and telecommunication service expenses in 2020, 2021 and 2022 amounted to Rp544 billion, Rp739 billion, and Rp747 billion, respectively (Note 26).

As of December 31, 2021 and 2022, certain inventories of the subsidiaries amounting to Rp557 billion and RpNil, respectively, have been pledged as collateral under lending agreements.

As of December 31, 2021 and 2022, modules (part of property and equipment) and components held by the Group with book value amounting to Rp122 billion and Rp94 billion, respectively, have been insured against fire, theft, and other specific risks. The total sum insured as of December 31, 2021 and 2022 amounted to Rp133 billion and Rp111 billion, respectively.

Management believes the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

9.   OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	2021	2022
Prepaid frequency license fees - current portion (Note 33c.i)	4,923	5,289
Advances	683	679
Prepaid salaries	185	218
Prepaid rental	170	105
Others (each below Rp100 billion)	401	469
Total	6,362	6,760

Refer to Note 31 for details of related party transactions.

10.  CONTRACT COSTS

Movement of contract costs for the years ended December 31, 2021 and 2022 are as follows:

	2021
	Cost to obtain	Cost to fulfill	Total
At January 1, 2021	1,245	463	1,708
Addition current year	568	757	1,325
Amortization during the year	(281)	(488)	(769)
At December 31, 2021	1,532	732	2,264
Current	(312)	(344)	(656)
Non-current	1,220	388	1,608

	2022
	Cost to obtain	Cost to fulfill	Total
At January 1, 2022	1,532	732	2,264
Addition current year	360	640	1,000
Amortization during the year	(338)	(514)	(852)
At December 31, 2022	1,554	858	2,412
Current	(354)	(317)	(671)
Non-current	1,200	541	1,741

There is no provision for impairment of contract costs as of December 31, 2021 and 2022.

11.  LONG-TERM INVESTMENTS

The breakdown of long-term investments are as follows:

	2021	2022
Financial instruments
At fair value through profit or loss:
Equity	12,962	7,624
Convertible bonds	681	884
At fair value through other comprehensive income:
Equity	18	22
	13,661	8,530
Associates
PT Jalin Pembayaran Nusantara ("Jalin")	107	115
Others (each below Rp100 billion)	32	8
	139	123
Total long-term investments	13,800	8,653

a.	Long-term investment in financial instruments

Investments in equity at fair value through profit or loss are long-term investments in the form of shares in various start-up companies engaged in information and technology. The Group does not have significant influence in these start-up companies.

The investments include Telkomsel's investment in PT GoTo Gojek Tokopedia Tbk. (“GOTO”). As of December 31, 2022, Telkomsel assessed the fair value of the investment in GOTO was Rp91 per share. The total unrealized loss from changes in fair value of Telkomsel’s investment in GOTO as of December 31, 2022, amounted to Rp6,741 billion and was presented as unrealized loss arising from change of valuation of investments in the consolidated statements of profit or loss.

Investments in equity at fair value through profit or loss also included investments by MDI in several start-up entities engaged in the information and technology sector. The additional investments during the year by MDI amounted to Rp1,362 billion. The total unrealized gain from changes in fair value of MDI’s investment amounted to Rp54 billion as of December 31, 2022 and was presented as unrealized gain arising from change of valuation of investment in the consolidated statements of profit or loss.

Investments in convertible bonds at fair value through profit or loss represent long-term investments owned by Telkomsel and MDI in the form of convertible bonds in various start-up companies engaged in information and technology, which will be immediately converted into shares when they mature.

b.	Long-term investment in associates

Investment in associates which include investment in:

(i)	Jalin was previously a subsidiary, on June 19, 2019, the Group sold of its 67.00% ownership, thus ownership in Jalin is 33.00%.
(ii)	PT Fintek Karya Nusantara (“Finarya”) of 24.83%. Finarya was previously a subsidiary of Telkomsel. In 2019, there was an increase in issued and paid-up capital made by various investors hence Finarya became associate entity of Telkomsel.
(iii)	PT Omni Inovasi Indonesia Tbk. ("Omni Inovasi Indonesia") (previously PT Tiphone Mobile Indonesia Tbk.) of 24.00%. Since 2019, management has recognized full impairment of investment in PT Omni Inovasi Indonesia Tbk.

The unrecognized share in losses in other investments cumulatively as of December 31, 2021 and 2022 was amounting to Rp341 billion and Rp346 billion, respectively.

12. PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	December 31,			Reclassifications/	December 31,
	2020	Additions	Deductions	Translations	2021
At cost:
Directly acquired assets
Buildings	16,137	197	(5)	967	17,296
Leasehold improvements	1,410	45	(35)	57	1,477
Switching equipment	17,506	1,112	(1,223)	929	18,324
Telegraph, telex, and data communication
equipment	2,012	—	—	(429)	1,583
Transmission installation and equipment	159,196	3,829	(3,479)	6,075	165,621
Satellite, earth station, and equipment	10,423	359	(15)	(239)	10,528
Cable network	60,796	8,722	(33)	(1,926)	67,559
Power supply	20,988	303	(390)	1,134	22,035
Data processing equipment	17,663	250	(314)	1,659	19,258
Other telecommunication peripherals	7,513	1,646	—	(38)	9,121
Office equipment	2,125	205	(57)	79	2,352
Vehicles	551	34	(43)	(5)	537
Other equipment	68	6	—	(27)	47
Property under construction	2,524	13,613	(29)	(13,158)	2,950
Total	318,912	30,321	(5,623)	(4,922)	338,688

Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	4,872	652	(2)	15	5,537
Leasehold improvements	1,061	132	(30)	—	1,163
Switching equipment	11,621	1,871	(1,223)	(44)	12,225
Telegraph, telex, and data communication
equipment	1,582	—	—	—	1,582
Transmission installation and equipment	87,991	11,554	(3,227)	(1,786)	94,532
Satellite, earth station, and equipment	4,412	743	(16)	60	5,199
Cable network	15,978	4,210	(11)	(1,442)	18,735
Power supply	14,757	1,546	(383)	(46)	15,874
Data processing equipment	12,780	1,708	(301)	(57)	14,130
Other telecommunication peripherals	2,885	1,492	—	(47)	4,330
Office equipment	1,574	357	(57)	(8)	1,866
Vehicles	229	71	(26)	(4)	270
Other equipment	47	4	—	(11)	40
Total	159,789	24,340	(5,276)	(3,370)	175,483
Net book value	159,123				163,205

	December 31,			Reclassifications/	December 31,
	2021	Additions	Deductions	Translations	2022
At cost:
Directly acquired assets
Buildings	17,296	778	(1)	874	18,947
Leasehold improvements	1,477	80	(86)	100	1,571
Switching equipment	18,324	1,066	(130)	823	20,083
Telegraph, telex, and data communication equipment	1,583	—	—	—	1,583
Transmission installation and equipment	165,621	4,494	(9,501)	10,492	171,106
Satellite, earth station, and equipment	10,528	155	(5)	126	10,804
Cable network	67,559	7,807	(9)	(662)	74,695
Power supply	22,035	433	(719)	1,527	23,276
Data processing equipment	19,258	877	(390)	1,209	20,954
Other telecommunication peripherals	9,121	1,261	—	20	10,402
Office equipment	2,352	157	(85)	201	2,625
Vehicles	537	100	(165)	133	605
Other equipment	47	2	(3)	5	51
Property under construction	2,950	16,936	—	(15,288)	4,598
Total	338,688	34,146	(11,094)	(440)	361,300

Accumulated depreciation and impairment losses:
Directly acquired assets
Buildings	5,537	632	(1)	60	6,228
Leasehold improvements	1,163	130	(86)	—	1,207
Switching equipment	12,225	1,985	(127)	17	14,100
Telegraph, telex, and data communication equipment	1,582	—	—	—	1,582
Transmission installation and equipment	94,532	12,087	(9,362)	78	97,335
Satellite, earth station, and equipment	5,199	830	(5)	17	6,041
Cable network	18,735	4,388	(9)	(604)	22,510
Power supply	15,874	1,699	(712)	29	16,890
Data processing equipment	14,130	1,806	(388)	(58)	15,490
Other telecommunication peripherals	4,330	1,717	—	20	6,067
Office equipment	1,866	261	(79)	25	2,073
Vehicles	270	38	(135)	69	242
Other equipment	40	3	(2)	3	44
Total	175,483	25,576	(10,906)	(344)	189,809
Net book value	163,205				171,491

a.    Gain on sale of property and equipment

	2020	2021	2022
Proceeds from sale of property and equipment	236	756	526
Net book value	(20)	(36)	(129)
Gain on sale of property and equipment	216	720	397

b.    Others

(i)	During 2021 and 2022, the CGUs that independently generate cash inflows are fixed wireline, cellular and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2021 and 2022.
(ii)	Interest capitalized to property under construction amounted to Rp160 billion, Rp52 billion, and Rp79 billion for the year ended December 31, 2020, 2021, and 2022, respectively. The capitalization rate used to determine the number of borrowing costs eligible for capitalization ranged from 6.25% to 11.00%, 5.63% to 8.70%, and 5.63% to 7.90% for the year ended December 31, 2020, 2021, and 2022, respectively.
(iii)	No foreign exchange loss was capitalized as part of property under construction for the year ended December 31, 2020, 2021, and 2022.
(iv)	In 2020, 2021, and 2022, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp234 billion, Rp133 billion, and Rp299 billion, respectively, and were recorded as part of “Other income - net” in the consolidated statements of profit or loss and other comprehensive income. In 2020, 2021, and 2022 the net carrying values of those assets of Rp190 billion, Rp103 billion, and Rp270 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.
(v)	In 2022, the estimated useful lives of towers owned by the Group were changed from 30 to 40 years. The impact of reduction in the depreciation expense for the year ended December 31, 2022 and the estimate for the year ended 2023 amounted to Rp93 billion and Rp373 billion, respectively. Towers are presented as part of transmission installation and equipment.
(vi)	As of December 31, 2021 and 2022, the equipment units of Telkomsel with the carrying amount of Rp818 billion and Rp6 billion, respectively, will be exchanged, and therefore the equipment units were reclassified as assets held for sale in the consolidated statements of financial position. In 2021 and 2022, the equipment units of Telkomsel with the net carrying amount of Rp258 billion and Rp909 billion, respectively, had been exchanged with equipment units of PT ZTE Indonesia. There is no provision for impairment of assets held for sale as of December 31, 2021 and 2022.
(vii)	In 2021, the Company decided to discontinue the use of MSAN assets and accelerate the depreciation of the MSAN assets, which will be fully depreciated in 2022. The impact of accelerated depreciation of MSAN assets for the year ended December 31, 2021 and 2022 amounted to Rp1,603 billion and Rp1,494 billion, respectively. MSAN assets are presented as part of cable network.
(viii)	As of December 31, 2021 and 2022, the Group’s property and equipment with net carrying amount of Rp161,287 billion and Rp172,112 billion, respectively, were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totaling Rp29,601 billion and Rp36,319 billion, HK$8 million and HK$10 million, SG$360 million and SG$373 million, and MYR72 million and MYR54 million, respectively, and first loss basis amounted to Rp2,750 billion and Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.
(ix)	As of December 31, 2021 and 2022, the percentage of completion of property under construction was approximately 75.63% and 55.91%, respectively, of the total contract value, with estimated dates of completion until February 2025 and August 2025, respectively. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network, and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(x)	As of December 31, 2021 and 2022, all assets owned by the Company have been pledged as collateral for bonds (Note 20b) while certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp22,939 billion and Rp18,370 billion, respectively, have been pledged as collaterals under lending agreements (Notes 19a and 20c).
(xi)	As of December 31, 2021 and 2022, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp67,355 billion and Rp67,979 billion, respectively. The Group is currently conducting modernization of network assets to replace the fully depreciated property and equipment.
(xii)	In 2021 and 2022, the total fair values of land rights and buildings of the Group amounted to Rp45,604 billion and Rp49,014 billion, respectively.

13. RIGHT-OF-USE ASSETS

The carrying amounts of right-of-use assets recognized and the movement during the year:

			Transmission
			installation and
	Land rights	Buildings	equipment	Vehicles	Others	Total
As at January 1, 2021	5,407	539	12,187	536	435	19,104
Additions	1,001	461	4,406	83	91	6,042
Deductions and reclassifications	(95)	(39)	(672)	(13)	(70)	(889)
Depreciation expense	(975)	(331)	(3,182)	(198)	(318)	(5,004)
As at December 31, 2021	5,338	630	12,739	408	138	19,253
Additions	1,179	121	8,205	488	23	10,016
Deductions and reclassifications	(178)	(22)	(2,122)	(198)	8	(2,512)
Depreciation expense	(891)	(187)	(3,935)	(178)	(35)	(5,226)
As at December 31, 2022	5,448	542	14,887	520	134	21,531

The carrying amounts of the lease liabilities and the movements are as follows:

	2021	2022

As at January 1	14,877	15,888
Accretion of interest	2,363	975
Additions (Note 36a)	4,234	10,006
Deductions	(5,586)	(8,396)
As at December 31	15,888	18,473
Current maturities	(5,525)	(4,772)
Non-current	10,363	13,701

Maturity analysis of lease payments are as follows:

2022
No later than a year	5,741
Later than 1 year and no later than 5 years	11,278
Later than 5 years	4,889
Total lease payments	21,908
Interest	(3,435)
Net present value of lease payments	18,473
Current maturities	(4,772)
Non-current	13,701

The Group leases several assets including land rights, building, transmission installation and equipment, vehicles, and others which are used in operations, which generally have lease term between 1 and 33 years.

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments.

The following are the amounts recognized in profit or loss:

	2021	2022
Depreciation expense of right-of-use assets	5,004	5,226
Expense relating to short-term leases	5,251	3,821
Interest expense on lease liabilities	2,363	975
Expense relating to leases of low-value assets	57	52

14. OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2021	2022
Prepaid frequency license fees - net of current portion (Note 33c.i)	1,572	1,291
Advances	868	781
Prepaid expenses	454	446
Claims for tax refund - net of current portion (Note 28b)	1,224	353
Prepaid taxes - net of current portion (Note 28a)	865	268
Security deposits	102	144
Others (each below Rp100 billion)	446	340
Total	5,531	3,623

Refer to Note 31 for details of related party transactions.

15.  INTANGIBLE ASSETS

The details of intangible assets are as follows:

				Other intangible
	Goodwill	Software	License	assets	Total
Gross carrying amount:
Balance, December 31, 2020	1,428	14,688	94	1,474	17,684
Additions	64	2,938	80	11	3,093
Deductions	—	(19)	—	—	(19)
Reclassifications/translations	—	(149)	—	27	(122)
Balance, December 31, 2021	1,492	17,458	174	1,512	20,636
Accumulated amortization and impairment losses:
Balance, December 31, 2020	(117)	(9,863)	(94)	(764)	(10,838)
Amortization	—	(1,828)	(31)	(143)	(2,002)
Impairment losses	(277)	—	—	—	(277)
Deductions	—	11	—	—	11
Reclassifications/translations	—	(34)	—	10	(24)
Balance, December 31, 2021	(394)	(11,714)	(125)	(897)	(13,130)
Net book value	1,098	5,744	49	615	7,506

				Other intangible
	Goodwill	Software	License	assets	Total
Gross carrying amount:
Balance, December 31, 2021	1,492	17,458	174	1,512	20,636
Additions	—	2,527	440	49	3,016
Deductions	—	(175)	—	(70)	(245)
Reclassifications/translations	—	(31)	6	—	(25)
Balance, December 31, 2022	1,492	19,779	620	1,491	23,382
Accumulated amortization and impairment losses:
Balance, December 31, 2021	(394)	(11,714)	(125)	(897)	(13,130)
Amortization	—	(2,063)	(26)	(91)	(2,180)
Deductions	—	175	—	70	245
Reclassifications/translations	—	(14)	(1)	—	(15)
Balance, December 31, 2022	(394)	(13,616)	(152)	(918)	(15,080)
Net book value	1,098	6,163	468	573	8,302
(i)	Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010), data center PT Bina Data Mandiri ("BDM") (2012), Contact Centres Australia Pty. Ltd. (2014), MNDG (2015), Melon and PT Griya Silkindo Drajatmoerni ("GSDm") (2016), TSGN and Nutech (2017), SSI, CIP, and Telin Malaysia (2018), PST (2019), and Digiserve (2021) (Note 1e).
(ii)	As of December 31, 2021, the impairment of goodwill arising from the acquisition of Contact Centres Australia Pty. Ltd., SSI, and Telin Malaysia amounted to Rp37 billion, Rp179 billion, and Rp61 billion, respectively. The impairment losses are presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.
(iii)	The remaining amortization periods of software for the year ended December 2020, 2021, and 2022 ranges from 1 to 6 years, respectively. The amortization expense is presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.
(iv)	As of December 31, 2021 and 2022, the cost of fully amortized intangible assets that are still utilized in operations amounted to Rp7,910 billion and Rp9,640 billion, respectively.

16. TRADE AND OTHER PAYABLES

This account consists of the following:

	2021	2022
Trade payables	17,170	18,457
Other payables	609	463
Total trade and other payables	17,779	18,920

The breakdown of trade payables is as follows:

	2021	2022
Related parties
Radio frequency usage charges, concession fees, and Universal Service Obligation (“USO”) charges	1,329	1,342
Purchases of equipments, materials, and services	431	264
Payables to other telecommunication providers	112	169
Sub-total	1,872	1,775
Third parties
Purchases of equipments, materials, and services	12,759	14,451
Payables to other telecommunication providers	2,539	2,231
Sub-total	15,298	16,682
Total	17,170	18,457

Trade payables by currency are as follows:

	2021	2022
Rupiah	15,584	16,727
U.S. Dollar	1,506	1,636
Others	80	94
Total	17,170	18,457

Terms and conditions of the trade and other payables:

a.	The Group's trade payables and other payables are non-interest bearing and normally settled within 1 year term.
b.	Refer to Note 31 for details on related party transactions.
c.	Refer to Note 34b.v for the Group's liquidity risk management.

17.  ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2021	2022
Operation, maintenance, and telecommunication service	8,978	8,183
Salaries and benefits	4,180	4,014
General, administrative, and marketing expenses	2,583	3,067
Interest and bank charges	144	181
Total	15,885	15,445

Refer to Note 31 for details of related party transactions.

18.  CONTRACT LIABILITIES

The breakdown of contract liabilities is as follows:

a.	Current

	2021	2022
Advances from customers for Mobile	4,155	3,577
Advances from customers for WIB	1,138	1,188
Advances from customers for Enterprise	1,161	1,126
Advances from customers for Consumer	185	233
Others (each below Rp100 billion)	156	171
Total	6,795	6,295

b.	Non-Current

	2021	2022
Advances from customers for Consumer	787	844
Advances from customers for WIB	457	700
Advances from customers for Enterprise	39	17
Total	1,283	1,561

Contract liabilities at the beginning period which were recognized as revenue in 2021 and 2022 amounted to Rp7,832 billion and Rp6,795 billion, respectively.

Refer to Note 31 for details of related party transactions.

19.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM LOANS AND OTHER BORROWINGS

This account consists of the following:

	2021	2022
Short-term bank loans	6,682	8,191
Current maturities of long-term borrowings	9,690	8,858
Total	16,372	17,049

a.	Short-term bank loans

	Outstanding
Lenders	2021	2022
Related parties
Bank Mandiri	550	3,483
BNI	1,028	979
Sub-total	1,578	4,462
Third parties
PT Bank HSBC Indonesia ("HSBC")	1,937	1,836
MUFG Bank ("MUFG")	1,853	1,349
PT Bank DBS Indonesia ("DBS")	545	475
UOB	400	—
PT Bank Central Asia ("BCA")	350	—
Others (each below Rp100 billion)	19	69
Sub-total	5,104	3,729
Total	6,682	8,191

Other significant information relating to short-term bank loans as of December 31, 2022 is as follows:

		Total
		facility
		(in			Interest rate per
	Borrower	billions)*	Maturity date	Interest rate	annum	Security**
Mandiri
2021 - 2022	Nutech, Mitratel	3,100	July 26, 2023 - September 27, 2023	Monthly	3.85% - 9.00%	Trade receivables and property and equipment

2020	Finnet	500	April 28, 2023	Monthly	1 month JIBOR + 1.30%	None

BNI
2014 - 2017	GSD, Sigma[a]	350	November 7, 2023 - January 9, 2024	Monthly	7.90% - 8.50%	Trade receivables and property and equipment
2017 - 2021	Metranet, Telkom Infra, Infomedia[b]	1,135	February 18, 2023 - June 6, 2023	Monthly	1 month JIBOR + 2.00% - 2.50%	Trade receivables
HSBC
2014	Sigma[c,e]	400	November 17, 2023	Monthly	Under BLR 7.40%	Trade receivables
2018 - 2019	Sigma[d], Metra, PINS, Metranet,Telkomsat, GSD, Melon	2,250	January 31, 2023 - December 31, 2023	Monthly, Quarterly	1 month JIBOR + 0.80% 3 month JIBOR + 1.00%	None
MUFG Bank
2018 - 2022	Infomedia, Metra, GSD, Telkom Infra, Mitratel	2,430	June 21, 2023 - October 31, 2023	Monthly	1 month JIBOR + 0.70% 3 month JIBOR + 0.40%	None
DBS
2018	Telkom Infra, Infomedia	475	July 31, 2023	Monthly	1 month JIBOR + 1.20% - 1.45%	Trade receivables

*   In original currency

** Refer to Note 6 and Note 12 for details of trade receivables and property and equipment pledged as collateral.

a   Based on the latest amendment on July 28, 2022.

b   Based on the latest amendment on March 28, 2018 and July 6, 2018.

c   Based on the latest amendment on July 16, 2018 and November 17, 2021.

d   Based on the latest amendment on April 23, 2021.

e   Unsettled loan will be automatically extended.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and maintaining financial ratios. As of December 31, 2022, the Group has complied with all covenants.

The credit facilities were obtained by the Group for working capital purposes.

b.	Current maturities of long-term loans and other borrowings

	Notes	2021	2022
Two-step loans	20a	138	118
Bonds	20b	2,200	—
Bank loans	20c	6,311	7,788
Other borrowings	20d	1,041	952
Total		9,690	8,858

20. LONG-TERM LOANS AND OTHER BORROWINGS

Long-term loans and other borrowings consist of the following:

	Notes	2021	2022
Two-step loans	20a	217	91
Bonds	20b	4,793	4,793
Bank loans	20c	29,745	22,085
Other borrowings	20d	1,564	362
Total		36,319	27,331

Scheduled principal payments as of December 31, 2022 are as follows:

	Year
	Notes	Total	2024	2025	2026	2027	Thereafter
Two-step loans	20a	91	91	—	—	—	—
Bonds	20b	4,793	—	2,098	—	—	2,695
Bank loans	20c	22,085	6,720	5,785	4,226	2,167	3,187
Other borrowings	20d	362	362	—	—	—	—
Total		27,331	7,173	7,883	4,226	2,167	5,882

a.   Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in Rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2021		2022
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	2,304	285	1,536	181
	US$	1	14	—	—
	Rp	—	56		28
Total			355		209
Current maturities (Note 19b)			(138)		(118)
Long-term portion			217		91

		Principal payment	Interest payment	Interest rate per
Lenders	Currency	schedule	period	annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	Rp	Semi-annually	Semi-annually	7.125%

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

As of December 31, 2022, the Company has complied with the above-mentioned ratios.

b.   Bonds

	Outstanding
	2021	2022
2015
Series A	2,200	—
Series B	2,100	2,100
Series C	1,200	1,200
Series D	1,500	1,500
Total	7,000	4,800
Unamortized debt issuance cost	(7)	(7)
Total	6,993	4,793
Current maturities (Note 19b)	(2,200)	—
Long-term portion	4,793	4,793

Bonds 2015

						Interest payment	Interest rate
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	period	per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 12b.x). The underwriters of the bonds are PT Bahana TCW Management Investment (“Bahana TCW”), PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia Tbk. and the trustee is Bank Permata. The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

As of December 31, 2022, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)    Debt to equity ratio should not exceed 2:1.

(b)    EBITDA to interest ratio should not be less than 4:1.

(c)    Debt service coverage is at least 125%.

As of December 31, 2022, the Company has complied with the above-mentioned ratio.

c.    Bank loans

		2021		2022
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	—	7,500	—	5,472
Bank Mandiri	Rp	—	7,374	—	4,381
BRI	Rp	—	2,223	—	1,409
BSI	Rp	—	533	—	22
Sub-total			17,630		11,284
Third parties
BCA	Rp	—	8,651	—	9,757
Bank CIMB Niaga	Rp	—	194	—	2,221
	US$	0	5	4	61
DBS	Rp	—	3,887	—	1,500
Bank Permata	Rp	—	1,188	—	1,021
Bank of China	Rp	—	400	—	1,000
Syndication of banks	Rp	—	350	—	680
	US$	24	338	17	265
HSBC	Rp	—	750	—	750
MUFG Bank	Rp	—	1,972	—	500
Bank Danamon	Rp	—	—	—	455
UOB Singapore	US$	22	314	13	205
PT Bank ANZ Indonesia ("Bank ANZ")	Rp	—	286	—	198
Others (each below Rp100 billion)	Rp	—	152	—	60
	MYR	11	36	10	34
Sub-total			18,523		18,707
Total			36,153		29,991
Unamortized debt issuance cost			(97)		(118)
			36,056		29,873
Current maturities (Note 19b)			(6,311)		(7,788)
Long-term portion			29,745		22,085

Other significant information relating to bank loans as of December 31, 2022 is as follows:

				Current
			Total	period	Principal	Interest
			facility	payment	payment	payment	Interest rate
	Borrower	Currency	(in billions)*	(in billions)*	schedule	period	per annum	Security**
BNI
2018	GSD	Rp	182	32	2020 - 2024	Monthly	8.75%	Trade receivables
2013 - 2021	The Company, GSD, TLT, Sigma, Mitratel	Rp	8,175	1,384	2016 - 2033	Monthly, Quarterly	1 month JIBOR + 2.25%; 3 months JIBOR + 1.70% - 1.85%	Trade receivables and property and equipment
Bank Mandiri
2017- 2020	The Company, GSD, Mitratel,	Rp	6,693	1,128	2019 - 2027	Quarterly	3 months JIBOR + 1.50% - 1.85%	None

				Current
			Total	period	Principal	Interest	Interest
			facility	payment	payment	payment	rate per
	Borrower	Currency	(in billions)*	(in billions)*	schedule	period	annum	Security**
BRI
2017 - 2019	The Company	Rp	2,500	455	2019 - 2026	Quarterly	3 months JIBOR + 1.70% -1.85%	None
BSI
2019	SSI	Rp	55	11	2019 - 2024	Monthly	7.50%	None
BCA
2020 - 2021	The Company, Mitratel, PST, GSD	Rp	15,986	2,880	2020 - 2030	Quarterly, Semi-annually	3 months JIBOR + 1.50%	Trade receivables and property and equipment
Bank CIMB Niaga
2019 - 2022	GSD, PINS,Mitratel	Rp	2,500	65	2020 - 2029	Quarterly	3 months JIBOR + 1.30% - 1.95%	None
2021 - 2022	Telin	US$	0	—	2024 - 2030	Semi-annually	6 months SOFR + 1.82%	None
DBS
2021	Mitratel	Rp	3,500	2,000	2023 - 2028	Semi-annually	3 months JIBOR + 1.70%	Property and equipment
Bank Permata
2020 - 2021	Mitratel	Rp	1,500	167	2021 - 2028	Semi-annually	3 months JIBOR + 1.50% - 2.40%	Property and equipment
Bank of China
2019	Telkomsel	Rp	1,000	900	2021 - 2023	Quarterly	1 month JIBOR + 2.00%	None
Syndication of banks
2022	Mitratel	Rp	2,500	—	2024 - 2030	Semi-annually	7.68%	None
2018	Telin	US$	0	0	2019 - 2025	Semi-annually	6 months LIBOR + 1.25%	None
HSBC
2021	Mitratel	Rp	750	—	2023 - 2028	Semi-annually	3 months JIBOR + 1.50%	Property and equipment
MUFG Bank
2021	Mitratel	Rp	500	—	2022 - 2028	Quarterly	3 months JIBOR + 1.60%	None
Bank Danamon
2022	Mitratel	Rp	636	182	2022 - 2025	Quarterly	3 months JIBOR + 1.50%	None
UOB Singapore
2018	Telin	US$	0	0	2019 - 2024	Semi-annually	6 months LIBOR + 1.25%	None
ANZ
2015	GSD, PINS	Rp	740	88	2020 - 2025	Quarterly	3 months JIBOR + 1.40% - 2.00%	None

*In original currency

**	Refer to Notes 6 and Notes 12 for details of trade receivables and property and equipment pledged as collaterals.

Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of December 31, 2022 Telkomsel has complied with the above covenants.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2022, the Group obtained waiver from lenders for the non-fulfillment financial ratios in Metra, Sigma, GSD, and TLT. The waivers from HSBC, Bank DBS, BNI, and Bank Mandiri were received on December 19, 2022, December 22, 2022, December 23, 2022, December 29, 2022, and December 26, 2022. As of December 31, 2022, the Group has complied with all covenants.

The credit facilities were obtained by the Group for working capital purposes and investment purposes.

d.    Other borrowings

	Outstanding
Lenders	2021	2022
PT Sarana Multi Infrastruktur (Persero)	2,609	1,315
("Sarana Multi Infrastruktur") Unamortized debt issuance cost	(4)	(1)
Total	2,605	1,314
Current maturities (Note 19b)	(1,041)	(952)
Long-term portion	1,564	362

Other significant information relating to other borrowings as of December 31, 2022 is as follows:

			Total facility	Current period	Principal payment	Interest rate
	Borrower	Currency	(in billions)	payment (in billions)	schedule	per annum	Security
Sarana Multi
Infrastruktur
November 14, 2018	The Company	Rp	1,000	220	Semi-annually (2019 - 2023)	3 months JIBOR + 1.75%	None
March 29, 2019*	The Company	Rp	2,836	700	Semi-annually (2020 - 2024)	3 months JIBOR + 1.75%	None
March 29, 2019*	Telkomsat	Rp	164	23.5	Semi-annually (2020 - 2024)	3 months JIBOR + 1.75%	None

*Based on the latest amendment on June 15, 2020.

Under the agreement, the Company and Telkomsat are required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1
(b)	Net debt EBITDA to interest ratio should not be less than 4:1
(c)	Debt service coverage is at least 125%

As of December 31, 2022, the Company and Telkomsat has complied with the above-mentioned ratios.

21. NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2021	2022
Non-controlling interests in net assets of subsidiaries:
Telkomsel	13,663	10,450
Mitratel	9,455	9,031
Others	423	370
Total	23,541	19,851

	2020	2021	2022
Non-controlling interests in profit (loss) of subsidiaries:
Telkomsel	8,849	9,183	6,476
Mitratel	—	79	504
Others	(11)	(40)	4
Total	8,838	9,222	6,984

Material partly-owned subsidiaries

The non-controlling interest which are considered material to the company are the non-controlling interest in Telkomsel and Mitratel. On December 31, 2021 and 2022, the non-controlling interest in Telkomsel holds 35.00% and 35.00% and Mitratel holds 28.13% and 28.15%, respectively.

The summarized financial information of Telkomsel and Mitratel are provided below. This information is based on amounts before intercompany eliminations.

Summarized statements of financial position:

	Telkomsel		Mitratel
	2021	2022	2021	2022
Current assets	12,288	16,290	21,303	7,886
Non-current assets	87,825	83,795	36,396	48,163
Current liabilities	(31,316)	(31,921)	(6,480)	(10,206)
Non-current liabilities	(29,757)	(38,365)	(17,605)	(12,061)
Total equity	39,040	29,799	33,614	33,782
Attributable to:
Owners of the parent company	25,377	19,349	24,159	24,751
Non-controlling interests	13,663	10,450	9,455	9,031

Summarized statements of profit or loss and other comprehensive income:

	Telkomsel			Mitratel
	2020	2021	2022	2021	2022
Revenues	87,103	87,506	89,039	6,870	7,729
Operation expenses	(55,834)	(52,356)	(59,332)	(4,123)	(4,567)
Other expenses – net	451	(1,980)	(5,375)	(820)	(1,195)
Profit before income tax	31,720	33,170	24,332	1,927	1,967
Income tax expense – net	(6,436)	(6,931)	(5,805)	(494)	(175)
Profit for the year	25,284	26,239	18,527	1,433	1,792
Other comprehensive income (loss) – net	(1,054)	(75)	145	8	(1)
Total comprehensive income for the year	24,230	26,164	18,672	1,441	1,791

Attributable to non-controlling interests	8,849	9,183	6,476	79	504
Dividends paid to non-controlling interests	7,725	13,204	9,784	—	272

Summarized statements of cash flows:

	Telkomsel			Mitratel
	2020	2021	2022	2021	2022
Operating	39,758	40,789	42,970	5,363	6,020
Investing	(10,923)	(12,943)	(8,652)	(12,597)	(10,893)
Financing	(28,277)	(34,239)	(30,783)	25,851	(7,921)
Net increase (decrease) in cash and cash equivalents	558	(6,393)	3,535	18,617	(12,794)

22. CAPITAL STOCK

The details of capital stock are as follows:

	2021
		Percentage of	Total paid-in
Description	Number of shares	ownership	capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,829,039,080	4.87	241
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Heri Supriadi	40,000	0	0
Edi Witjara	32,500	0	0
Public (individually less than 5%)	42,629,234,505	43.04	2,132
Total	99,062,216,600	100.00	4,953

	2022
		Percentage of	Total paid-in
Description	Number of shares	ownership	capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,889,668,580	3.93	194
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Heri Supriadi	40,000	0	0
Commisioner (Note 1b):
Arya Mahendra Sinulingga	87,500	0	0
Public (individually less than 5%)	43,568,550,005	43.98	2,179
Total	99,062,216,600	100.00	4,953

*    The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs. 1 ADS represents 100 Series B shares.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto right in the General Meeting of Stockholders of the Company with respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

The Company's share structure consists of 1 Series A Dwiwarna share and 99,062,216,559 Series B shares (common stock) with total issued and fully paid-up capital of 99,062,216,600 shares. A share of Series A Dwiwarna share belongs to the Government of the Republic of Indonesia. As of December 31, 2022, all of the Company's Series B shares have been listed on the IDX and 38,896,686 ADS have been listed on the NYSE.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 37 dated May 28, 2021 of Utiek R. Abdurachman, S.H., M.Li., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2020 amounting to Rp12,482 billion (Rp126.01 per share) and Rp4,161 billion (Rp42.00 per share), respectively. The company paid cash dividend and special cash dividend on July 1, 2021.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 29 dated May 27, 2022 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2021 amounting to Rp14,856 billion (Rp149.97 per share). The Company paid cash dividend on July 1, 2022.

23. BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp21,052 billion, Rp24,877 billion and Rp20,736 billion by the weighted average number of shares outstanding during the year totaling 99,062,216,600 shares for the years ended December 31, 2020, 2021 and 2022, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transactions during the year.

Basic earnings per share amounted to Rp212.51, Rp251.13 and Rp209.32 for the years ended December 31, 2020, 2021 and 2022, respectively. The Company does not have potentially dilutive financial instruments for the years ended December 31, 2020, 2021 and 2022.

24. REVENUES

The Group derives revenues in the following major product lines:

						Consolidated
2020	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues
Cellular	19,427	—	—	83	—	19,510
Fixed lines	—	1,072	838	190	—	2,100
Total telephone revenues	19,427	1,072	838	273	—	21,610
Interconnection revenues	410	—	—	7,276	—	7,686
Data, internet, and information technology service revenues
Cellular data and internet	59,502	—	—	—	—	59,502
Internet, data communication, and information technology services	—	13	8,066	1,665	—	9,744
SMS	4,377	—	440	—	—	4,817
Others	—	42	939	632	140	1,753
Total data, internet, and information technology service revenues	63,879	55	9,445	2,297	140	75,816
Network revenues	4	—	766	901	—	1,671
Indihome revenues	—	19,827	2,387	—	—	22,214
Other services
Call center service	—	—	775	70	—	845
Manage service and terminal	—	—	1,292	1	—	1,293
E-health	—	—	549	—	—	549
E-payment	—	—	475	—	24	499
Others	—	51	1,189	393	354	1,987
Total other services	—	51	4,280	464	378	5,173
Total revenues from contract with customer	83,720	21,005	17,716	11,211	518	134,170
Revenues from lessor transactions	—	—	—	2,277	—	2,277
Total revenues	83,720	21,005	17,716	13,488	518	136,447
Adjustments and eliminations	—	(48)	13	13	(299)
Total external revenues as reported in note operating segment	83,720	20,957	17,729	13,501	219

						Consolidated
2021	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues
Cellular	14,664	—	—	73	—	14,737
Fixed lines	—	896	649	185	—	1,730
Total telephone revenues	14,664	896	649	258	—	16,467
Interconnection revenues	368	—	—	7,419	—	7,787
Data, internet, and information technology service revenues
Cellular data and internet	64,500	—	—	—	—	64,500
Internet, data communication, and information technology services	—	240	7,976	2,056	—	10,272
SMS	4,728	—	26	—	—	4,754
Others	—	—	1,596	922	180	2,698
Total data, internet, and information technology service revenues	69,228	240	9,598	2,978	180	82,224
Network revenues	4	—	1,087	789	—	1,880
Indihome revenues	—	23,720	2,605	—	—	26,325
Other services
Call center service	—	—	1,012	69	—	1,081
Manage service and terminal	—	—	2,047	1	—	2,048
E-health	—	—	640	—	—	640
E-payment	3	—	459	—	25	487
Others	—	72	1,036	325	426	1,859
Total other services	3	72	5,194	395	451	6,115
Total revenues from contract with customer	84,267	24,928	19,133	11,839	631	140,798
Revenues from lessor transactions	—	—	—	2,412	—	2,412
Total revenues	84,267	24,928	19,133	14,251	631	143,210
Adjustments and eliminations	—	2	8	4	(426)
Total external revenues as reported in note operating segment	84,267	24,930	19,141	14,255	205

						Consolidated
2022	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues
Cellular	11,905	—	—	147	—	12,052
Fixed lines	—	757	604	175	—	1,536
Total telephone revenues	11,905	757	604	322	—	13,588
Interconnection revenues	285	—	—	8,187	—	8,472
Data, internet, and information technology service revenues
Cellular data and internet	69,006	—	—	—	—	69,006
Internet, data communication, and information technology services	—	308	7,750	2,228	—	10,286
SMS	4,260	—	49	—	—	4,309
Others	9	—	1,733	860	207	2,809
Total data, internet, and information technology service revenues	73,275	308	9,532	3,088	207	86,410
Network revenues	3	—	1,438	937	—	2,378
Indihome revenues	—	25,232	2,788	—	—	28,020
Other services
Call center service	—	—	1,139	25	—	1,164
Manage service and terminal	—	—	1,156	1	—	1,157
E-health	—	—	729	—	—	729
E-payment	20	—	454	—	—	474
Others	5	52	1,309	280	664	2,310
Total other services	25	52	4,787	306	664	5,834
Total revenues from contract with customer	85,493	26,349	19,149	12,840	871	144,702
Revenues from lessor transactions	—	—	—	2,604	—	2,604
Total revenues	85,493	26,349	19,149	15,444	871	147,306
Adjustments and eliminations	—	5	12	(2)	(632)
Total external revenues as reported in note operating segment	85,493	26,354	19,161	15,442	239

Management expects that most of the transaction price allocated to the unsatisfied contracts as of December 31, 2022 will be recognized as revenue during the next reporting periods. Unsatisfied performance obligations as of December 31, 2022, which management expects to be realised within one year is Rp6,455 billion, and more than one year is Rp4,703 billion.

The Group entered into non-cancellable lease agreements as a lessor. The lease agreements cover leased lines, telecommunication equipment, and land and building. These leases have terms of between 1 to 10 years. All leases include a clause to enable an upward revision of the rental charge on an annual basis according to the prevailing market conditions. These lessees are also required to provide a residual value guaranteed on the properties.

There is no revenue from major customers which exceeds 10% of total revenues for the years ended December 31, 2020, 2021, and 2022.

Refer to Note 31 for details of related party transactions.

25.  PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2020	2021	2022
Salaries and related benefits	8,272	8,661	9,360
Vacation pay, incentives, and other benefits	4,321	4,999	3,835
Pension and other post-employment benefits (Note 29)	1,449	1,680	1,585
LSA expense (Note 30)	290	153	92
Others	58	31	35
Total	14,390	15,524	14,907

Refer to Note 31 for details of related parties transactions.

26.  OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2020	2021	2022
Operation and maintenance	19,956	21,467	22,746
Radio frequency usage charges (Note 33c.i)	5,930	6,097	6,510
Leased lines and Customer Premises Equipment("CPE")	3,353	5,003	3,530
Concession fees and USO charges (Note 16)	2,411	2,472	2,601
Electricity, gas, and water	946	898	904
Cost of SIM cards, vouchers, and sales of peripherals (Note 8)	544	739	747
Project management	538	519	400
Vehicles rental and supporting facilities	378	305	343
Insurance	334	432	230
Others (each below Rp100 billion)	185	201	173
Total	34,575	38,133	38,184

Refer to Note 31 for details of related parties transactions.

27.  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2020	2021	2022
General expenses	1,805	2,043	2,259
Professional fees	981	789	1,097
Allowance for expected credit losses	2,344	477	563
Traveling	275	321	421
Training, education, and recruitment	308	284	371
Meeting	184	249	312
Social contribution	223	213	218
Collection expenses	193	212	173
Research and development	52	82	108
Others (each below Rp100 billion)	199	346	332
Total	6,564	5,016	5,854

Refer to Note 31 for details of related parties transactions.

28.  TAXATION

a.    Prepaid income taxes

	2021	2022
The Company - Corporate income tax	500	19
Subsidiaries - Corporate income tax	662	581
Total	1,162	600
Current portion	(297)	(332)
Non-current portion (Note 14)	865	268

b.    Prepaid other taxes

The breakdown of prepaid other taxes is as follows:

	2021	2022
The Company:
VAT	1,004	155
Article 21 - Individual income tax	—	3
Article 22 - Withholding tax on goods delivery and imports	—	1
Article 23 - Withholding tax on service delivery	81	97
Subsidiaries:
VAT	2,635	1,561
Article 4(2) - Final tax	5	24
Article 23 - Withholding tax on service delivery	36	24
Total	3,761	1,865
Current portion	(2,537)	(1,512)
Non-current portion (Note 14)	1,224	353

c.    Current income tax liabilities

The breakdown of current income tax liabilities is as follows:

	2021	2022
The Company:
Article 25 - Installment of corporate income tax	211	190
Article 29 - Corporate income tax	455	575
Subsidiaries:
Article 25 - Installment of corporate income tax	24	260
Article 29 - Corporate income tax	919	1,782
Total	1,609	2,807

d.    Other tax liabilities

The breakdown of other tax liabilities is as follows:

	2021	2022
The Company:
Income taxes
Article 4(2) - Final tax	53	50
Article 21 - Individual income tax	97	79
Article 22 - Withholding tax on goods delivery and imports	8	7
Article 23 - Withholding tax on services	47	48
Article 26 - Withholding tax on non-resident income	3	5
VAT	505	244
VAT - Tax collector	409	286
Sub-total	1,122	719

Subsidiaries:
Income taxes
Article 4(2) - Final tax	214	287
Article 21 - Individual income tax	151	206
Article 22 - Withholding tax on goods delivery and imports	3	5
Article 23 - Withholding tax on services	65	68
Article 26 - Withholding tax on non-resident income	14	262
VAT	745	493
VAT - Tax collector	—	525
Sub-total	1,192	1,846
Total	2,314	2,565

e.    The components of consolidated income tax expense (benefit) are as follows:

	2020	2021	2022
Current
The Company	1,976	2,236	2,134
Subsidiaries	7,822	7,320	7,125
Sub-total	9,798	9,556	9,259
Deferred
The Company	8	(614)	(102)
Subsidiaries	(549)	698	(447)
Sub-total	(541)	84	(549)
Net income tax expense	9,257	9,640	8,710

f.    Reconciliation of income tax expense

The details of the net income tax expense for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020	2021	2022
Estimated taxable income of the Company	10,140	11,593	11,039
Corporate Income Tax:
Current corporate income tax expense:
The Company	1,927	2,202	2,098
Subsidiaries	7,819	7,318	7,125
Current income tax expense of previous year:
The Company	1	—	—
Final tax expense
The Company	48	34	36
Subsidiaries	3	2	—
Total income tax expense - current	9,798	9,556	9,259

Income tax expense (benefit) - deferred effect of temporary differences at enacted maximum tax rates
The Company
Net periodic pension and other post-employment benefits costs	179	(134)	25
Contract Cost	(45)	(17)	(24)
Leases	(3)	(1)	(1)
Realization of accrual of expenses and inventory write-off (provision for inventory obsolescence)	3	—	(13)
Amortization of (addition to) deferred installation fee	(28)	(64)	(20)
Allowance for expected credit losses	(48)	(71)	10
Provision for employee benefits	(48)	(111)	96
Valuation of long-term investment	(11)	—	—
Amortization of intangible assets, land rights and others	(4)	1	(1)
Depreciation and gain on disposal or sale of property and equipment	13	(217)	(174)
Net	8	(614)	(102)
Telkomsel
Fair value measurement of other financial instruments	—	549	(542)
Leases	29	(84)	58
Allowance for expected credit losses	(384)	103	35
Amortization of license	(27)	28	(6)
Net-periodic post-retirement health care benefit costs	0	—	—
Provision for employee benefits	84	(128)	(33)
Contract liabilities	9	(9)	—
Contract cost	(27)	27	—
Other financial instruments	65	1	234
Depreciation and gain on disposal or sale of property and equipment	(324)	100	(178)
Net	(575)	587	(432)
Subsidiaries - other - net	26	111	(15)
Net income tax benefit - deferred	(541)	84	(549)
Income tax expense - net	9,257	9,640	8,710

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2020	2021	2022
Profit before income tax consolidation	39,147	43,739	36,430
Less consolidated income subject to final tax - net	(1,675)	(2,378)	(5,807)
	37,472	41,361	30,623
Income tax expense calculated at the Company’s applicable statutory tax rate	7,120	7,859	5,818
Difference in applicable statutory tax rate for subsidiaries	898	1,067	699
Non-deductible expenses	370	(24)	1,994
Final income tax expense	51	36	36
Deferred tax adjustment	210	(230)	(508)
Unrecognized deferred tax	201	17	(61)
Others	407	915	732
Net income tax expense	9,257	9,640	8,710

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

The Company applied the tax rate of 19% for the years ended December 31, 2020, 2021 and 2022. The subsidiaries applied the tax rate of 22% for the years ended December 31, 2020, 2021 and 2022.

The Company will submit the above taxable income and current income tax expense computation in its Annual Tax Return for fiscal year 2022 that will be reported to the Tax Office based on prevailing regulations.

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

On October 26, 2020, the Company received notification letter from Tax Court that Tax Authorities filed a judicial review of corporate income tax dispute for fiscal year 2015. On December 2, 2020, the Company filed a contra memorandum for judicial review as response of Tax Authorities judicial review. As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company did not received verdict from the Supreme Court. In accordance with taxation law, for all withholding income tax and VAT except for corporate income tax has passed tax assessment period, therefore all tax liabilities for fiscal year 2015 considered final and has permanent legal force.

The entire file of the Judicial Review Memorandum submitted by the Judicial Review Applicant (DGT) and the Judicial Review Counter Memorandum file sent by the Respondent (Telkom) have been forwarded by the Secretariat of the Tax Court to the Supreme Court on December 13, 2022, with a letter of introduction number PKMA-1594/XII/ PAN.Wk/2022. As of the date of the financial statement, the Company did not receive any decision from Supreme Court.

As of the issuance date of these financial statements, the Company still has not received the Supreme Court decision on the DGT’s request for review. Thus, all tax obligations for 2015 other than the type of corporate income tax can be considered final and have permanent legal force because at the time of issuance of these consolidated financial statements, the 2015 tax obligations have passed the expiration date for tax determination as stipulated in the tax laws and regulations.

Income tax and VAT fiscal year 2018

On December 16, 2020, the Company received Tax Assessment Letter (“SKP”) and STP as result of 2018 tax audit. The DGT issued SKPLB of corporate income tax amounting to Rp101.5 billion, SKPLB of withholding tax article 21 amounting to Rp1.9 billion (include penalty Rp573.9 million), SKPLB of withholding tax article 23 amounting to Rp4 million (include penalty Rp1.2 million) and SKPLB of VAT for fiscal period January to August and October to December amounting to Rp85.3 billion). Furthermore, the DGT issued SKPKB of VAT for fiscal period September amounting to Rp240.5 billion (include penalty Rp59.5 billion), SKPKB of VAT WAPU amounting to Rp15.17 billion (include penalty Rp4.6 billion) and STP of VAT WAPU amounting to Rp1.2 billion.

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

The company did not agree with the tax auditor’s correction in imposing VAT on the transfer of the space segment component of assets under construction (“ADK”) transaction of the Merah Putih Satellite to Telkomsat. In March 2021, the Company had submitted a tax objection letter to the Tax Authorities regarding the correction of the tax auditor.

On March 4, 2022, the objection submitted by the Company was granted through the Decree of the Director General of Taxes number KEP- 00253/KEB/PJ/WPJ.19/2022. On April 8, 2022, the Company has received a refund of Rp.270.4 billion according to the Decree. Thus, for all types of taxes in 2018 the Company has received all decisions that are final and have permanent legal force.

VAT fiscal year 2019

On May 12, 2022, the Company received a notice of field audit for overpayment of domestic VAT for period January to December 2019. On November 30, 2022, the Company received SKPKB and STP WAPU VAT for the period January to December 2019 amounting to Rp6.3 billion (including a fine of Rp3.1 billion) and domestic VAT SKPLB for January to December 2019 amounting to Rp 60.8 billion. The company agrees to accept the auditor's tax correction and has charged fines and audit corrections to the 2022 income statement. Thus, for the 2019 VAT tax type, the Company has received a decision that is final and has permanent legal force.

VAT fiscal year 2020

On September 1, 2022, the Company received a notice of field audit for overpayment of domestic VAT for period May 2020. As at the authorization date of these consolidated financial statements, the tax audit process is still ongoing.

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

On July 15 and July 22, 2020, Telkomsel received objection decision letter from Tax Authorities which accepted Rp27.2 billion and rejected Rp106.8 billion. On August 27, 2020, Telkomsel received partially the tax refund of Rp27.2 billion. On September 28, 2020, Telkomsel filed an appeal to the Tax Court for the 2014 corporate income tax, withholding tax, and VAT.

In April and May 2022, Telkomsel received the Tax Court’s Verdict for the 2014 underpayment of withholding tax and VAT which fully accepted Telkomsel’s appeal amounting to Rp13.7 billion and Rp52.3 billion, respectively. Telkomsel received the tax refund in May and June 2022, and charged the rejected portion of Rp3.6 billion as expense in 2022 consolidated statements of profit or loss.

In August 2022, Telkomsel received notifications that the Tax Authorities had filed judicial reviews to the Supreme Court for the 2014 VAT amounting to Rp8 billion. Telkomsel had submitted its contra memorandums for judicial review in September 2022.

As of the date of approval and authorization for issuance of these financial statements, the results of appeal for corporate income tax and judicial review for VAT have not yet been received.

Income tax and VAT fiscal year 2015

In August 2019, Telkomsel received the SKPKB and STP for corporate income tax, VAT and withholding tax for fiscal year 2015 amounting to Rp384.8 billion (including penalty of Rp54.6 billion). Telkomsel accepted the portion of Rp34.6 billion, which was paid and charged as expense to the 2019 consolidated financial statements of profit or loss. Telkomsel also paid for the remaining amount of underpayment and recorded it as claim for tax refund. In September 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp350.2 billion.

In July 2020, Telkomsel received objection decision letter from Tax Authorities that rejected all Telkomsel’s objection. On September 28, 2020, Telkomsel filed an appeal to the Tax Court for the 2015 corporate income tax, withholding tax, and VAT.

In April and May 2022, Telkomsel received the Tax Court’s Verdict for the 2015 underpayment of withholding tax and VAT which partially accepted Telkomsel’s appeal amounting to Rp52.9 billion. Telkomsel received the tax refund in April and May 2022 and charged the rejected portion of Rp3 billion as expense in 2022 consolidated financial statements of profit or loss.

In August 2022, Telkomsel received notifications that the Tax Authorities had filed judicial reviews to the Supreme Court for the 2015 VAT amounting to Rp23.7 billion. Telkomsel had submitted its contra memorandums for judicial review in September 2022.  As of the date of approval and authorization for issuance of these financial statements, the results of appeal for corporate income tax and judicial review for VAT have not yet been decided.

Income tax and VAT fiscal year 2018

In September 2022, Telkomsel received SKPKB and STP for the 2018 corporate income tax, VAT on taxable goods and withholding tax article 26 amounting to Rp159.8 billion (including penalty of Rp48.6 billion) in total. At the same time, Telkomsel also received tax assessment letters for 2018 VAT on taxable services confirming tax overpayments amounting to Rp40 billion. On October 14, 2022, Telkomsel paid and accepted a portion of the CIT tax assessment of Rp164.79 million, and charged it as expense in the 2022 consolidated statements of profit or loss. Telkomsel also paid the remaining amount of tax assessment for CIT and VAT amounting to Rp57.03 billion, after netting-off with overpayment of Rp40.05 billion. Telkomsel recorded it as claim for tax refund in the consolidated statements of financial position.

On December 13, 2022, Telkomsel filed an objection to the Tax Authorities amounting to Rp119.54 billion for CIT, VAT and WHT. As at the authorization date of these consolidated financial statements, the results of objection have not yet been received.

h.    Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	Deferred tax asset and liabilities		(Charged) credited to
	in financial position		profit or loss
	2021	2022	2021	2022
The Company
Allowance for expected credit losses	895	885	71	(10)
Net periodic pension and other
post-employment benefit costs	1,110	981	134	(25)
Difference between accounting and tax bases of property and equipment	631	805	217	174
Provision for employee benefits	389	293	111	(96)
Deferred installation fee	184	204	64	20
Land rights, intangible assets and others	22	23	(1)	1
Accrued expenses and provision for inventory obsolescence	72	85	—	13
Leases	(4)	(3)	1	1
Capitalization of contract cost	(72)	(48)	17	24
Total deferred tax assets	3,227	3,225	614	102

Telkomsel
Provision for employee benefits	1,228	1,220	128	33
Allowance for expected credit losses	179	144	(103)	(35)
Other financial instruments	384	177	9	(207)
Fair value measurement of financial instruments	(549)	(7)	(549)	542
Difference between accounting and tax bases of property and equipment	(333)	(155)	(100)	178
Leases	(725)	(774)	84	(58)
License amortization	(152)	(146)	(28)	6
Other financial instruments	(65)	(92)	(27)	(27)
Deferred tax assets (liabilities) of Telkomsel - net	(33)	367	(586)	432
Deferred tax assets of the other subsidiaries - net	597	777	146	171
Deferred tax liabilities of the other subsidiaries - net	(825)	(1,023)	(258)	(156)

Deferred tax expense (income)			(84)	549
Total deferred tax assets - net	3,824	4,369
Total deferred tax liabilities - net	(858)	(1,023)

As of December 31, 2020, 2021 and 2022, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp32,132 billion, Rp25,480 billion and Rp23,652 billion, respectively.

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

i.    Administration

In October 2021, the Government also issued Law No.7/2021 on the Harmonization of Tax Regulations, which, among other things, regulates the rates of income tax and VAT. Starting January 1, 2022, the Group applies the income tax rate on employee taxable income in accordance with paragraph (1) letter a of Article 17 Chapter III, and starting April 1 2022 the VAT rate changes to 11%. The company ensures the readiness of the surrounding billing system, administrative and legal aspects of transactions, and builds intensive coordination between units. concerned to prepare for the implementation of these rules.

In February 2022, the Government issued Government Regulation No. 9/2022 concerning the Second Amendment to Government Regulation No. 51/2008 concerning Income Tax on Income from Construction Services Business. The company ensures administrative and legal aspects of transactions and builds solid coordination between related units to prepare for the application of the income tax rate rule for construction service businesses as stipulated in article 3 paragraph (1) of the regulation.

In December 2022, the Government issued Government Regulation No. 55/2022 concerning adjustments to regulations in the field of income tax. The provision of compensation in kind and/or benefits since the 2022 tax year is a tax object for the recipient, and for the Company it can be financed fiscally as long as it is a cost to earn, collect and maintain income (3M). The obligation to withhold income tax for the provision of in-kind and/or benefits is enforced starting January 1, 2023. In this regard, the Company needs to immediately identify the provision of employee benefits in kind and/or enjoyment in accordance with what has been agreed by the Company to employees/employee unions. Next is determining the tax treatment, both in Corporate Income Tax and Article 21 Income Tax. Employees then prepare or adjust the income tax withholding system so that they can carry out appropriate and valid withholding obligations.

29.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2021	2022
Pension benefit and other post-employment benefit obligations
Pension benefit
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	4,891	4,234
Additional pension benefit obligation	29a.i.a.ii	—	44
The Company - unfunded	29a.i.b	613	522
Telkomsel	29a.ii	4,188	4,275
Others		3	—
Projected pension benefit obligations		9,695	9,075
Net periodic post-employment health care benefit	29b	638	—
Other post-employment benefit	29c	300	268
Long service employee benefit	29d	4	1
Obligation under the Labor Law	29e	926	928
Total		11,563	10,272

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2020	2021	2022
Pension benefit cost
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	545	732	577
Additional pension benefit obligation	29a.i.a.ii	—	—	37
The Company - unfunded	29a.i.b	117	74	58
Telkomsel	29a.ii	142	331	596
Total periodic pension benefit cost		804	1,137	1,268
Net periodic post-employment health care benefit cost	25,29b	253	263	213
Other post-employment benefit cost	25,29c	81	23	25
Long service employee benefit cost	25,29d	53	3	1
Obligation under the Labor Law	25,29e	258	254	78
Total		1,449	1,680	1,585

The amounts recognized in OCI are as follows:

	Notes	2020	2021	2022
Defined benefit plan actuarial gain (loss)
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	(2,942)	1,123	467
Additional pension benefit obligation	29a.i.a.ii	—	0	(7)
The Company - unfunded	29a.i.b	89	82	55
Telkomsel	29a.ii	(1,554)	(110)	218
Others		0	(3)	1
Post-employment health care benefit cost	29b	(158)	1,032	851
Other post-employment benefit	29c	(15)	2	14
Obligation under the Labor Law	29e	125	42	13
Sub-total		(4,455)	2,168	1,612
Deferred tax effect at the applicable tax rates	28h	859	(213)	(148)
Defined benefit plan acturial gain (loss) - net of tax		(3,596)	1,955	1,464

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan, and net amount recognized in the consolidated statements of financial position as of December 31, 2021 and 2022, under the defined benefit pension plan:

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2021	25,103	(19,546)	4,651	(799)	14,443	(13,036)	10,816
Service costs	269	—	84	—	—	—	353
Interest costs (income)	1,577	(1,223)	299	(52)	955	(860)	696
Plan administration cost	—	60	—	—	—	168	228
Additional welfare benefits	80	—	—	—	—	—	80
Cost recognized in the consolidated statement of profit or loss	1,926	(1,163)	383	(52)	955	(692)	1,357

Actuarial (gain) loss on:
Experience adjustments	(340)	—	324	—	(105)	—	(121)
Changes in demographic assumptions	(1,122)	—	—	—	—	—	(1,122)
Changes in financial assumptions	—	—	(233)	—	(1,289)	—	(1,522)
Return on plan assets
(excluding amount included in
net interest expense)	—	339	—	19	—	362	720
Cost recognized in
OCI	(1,462)	339	91	19	(1,394)	362	(2,045)

Employer’s contributions	—	(226)	—	—	—	—	(226)
Pension plan participants’ contributions	21	(21)	—	—	—	—	—
Benefits paid from plan assets	(1,670)	1,670	—	—	(588)	588	—
Benefits paid by employer	(80)	—	(105)	—	—	—	(185)
Balance, December 31, 2021	23,838	(18,947)	5,020	(832)	13,416	(12,778)	9,717
Projected pension benefit
obligation at end of year	4,891		4,188		638		9,717

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan, and net amount recognized in the consolidated statements of financial position as of December 31, 2021 and 2022, under the defined benefit pension plan (continued):

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2022	23,838	(18,947)	5,020	(832)	13,416	(12,778)	9,717

Service costs	178	—	326	—	—	—	504
Interest costs (income)	1,635	(1,347)	328	(58)	982	(933)	607
Plan administration cost	—	63	—	—	—	164	227
Additional welfare benefits	65	—	—	—	—	—	65
Cost recognized in the consolidated statement of profit or loss	1,878	(1,284)	654	(58)	982	(769)	1,403

Actuarial (gain) loss on:
Experience adjustments	(737)	—	(1)	—	(730)	—	(1,468)
Changes in demographic assumptions	—	—	(1)	—	—	—	(1)
Changes in financial assumptions	(30)	—	(67)	—	(136)	—	(233)
Return on plan assets
(excluding amount included in
net interest expense)	—	300	(186)	37	—	(69)	82
Changes in asset ceiling	—	—	—	—	—	84	84
Cost recognized in
OCI	(767)	300	(255)	37	(866)	15	(1,536)

Employer’s contributions	—	(719)	—	—	—	—	(719)
Pension plan participants’ contributions	19	(19)	—	—	—	—	—
Benefits paid from plan assets	(1,767)	1,767	(291)	—	—	—	(291)
Benefits paid by employer	(65)	—	—	—	(654)	654	(65)
Balance, December 31, 2022	23,136	(18,902)	5,128	(853)	12,878	(12,878)	8,509
Projected pension benefit
obligation at end of year	4,234		4,275		—		8,509

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan, and net amount recognized in the consolidated statements of financial position as of December 31, 2020, 2021 and 2022, under the defined benefit pension plan:

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the labor law	Total
Balance, January 1, 2020	1,479	—	366	—	690	2,535

Service costs	28	—	4	53	258	343
Interest costs	89	—	19	—	—	108
Pas service cost	—	—	58	—	—	58
Cost recognized in the consolidated statement of profit or loss	117	—	81	53	258	509

Fair value of pension plan assets at beginning of year	—	—	—	—	—	—
Changes in asset ceiling	—	—	—	—	—	—
Actuarial (gain) loss recognized in OCI	(89)	—	15	(52)	125	(1)
Benefits paid by employer	(545)	—	(95)	—	(296)	(936)
Balance, December 31, 2020	962	—	367	1	777	2,107

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan, and net amount recognized in the consolidated statements of financial position as of December 31, 2020, 2021 and 2022, under the defined benefit pension plan (continued):

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the labor law	Total
Balance, January 1, 2021	962	—	367	1	777	2,107

Service costs	25	—	7	3	254	289
Interest costs	49	—	16	—	—	65
Cost recognized in the consolidated statement of profit or loss	74	—	23	3	254	354

Fair value of pension plan assets at
beginning of year	—	6	—	—	—	6
Changes in asset ceiling	—	(6)	—	—	—	(6)
Actuarial gain recognized in OCI	(82)	—	(2)	—	(42)	(126)
Benefits paid by employer	(341)	—	(88)	—	(63)	(492)
Balance, December 31, 2021	613	—	300	4	926	1,843

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the labor law	Total
Balance, January 1, 2022	613	—	300	4	926	1,843

Service costs	24	37	8	1	78	148
Interest costs	34	—	17	—	—	51
Cost recognized in the consolidated statement of profit or loss	58	37	25	1	78	199

Actuarial (gain) loss recognized in OCI	(55)	7	(14)	—	(13)	(75)
Benefits paid by employer	(94)	—	(43)	(4)	(63)	(204)
Balance, December 31, 2022	522	44	268	1	928	1,763

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

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp226 billion and Rp719 billion, for the years ended December 31, 2021 and 2022, respectively.

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

As of December 31, 2021 and 2022, plan assets consist of:

	2021		2022
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	762	—	1,320	—
Equity instruments*:
Financials	1,571	—	1,638	—
Consumer non-cyclicals	558	—	505	—
Basic material	300	—	271	—
Infrastructures	838	—	639	—
Energy	118	—	141	—
Technology	43	—	89	—
Industrials*	421	—	315	—
Consumer cyclicals	112	—	115	—
Properties and real estate	143	—	98	—
Healthcare	202	—	208	—
Transportation and logistic	16	—	8	—
Equity-based mutual fund	321	—	410	—
Fixed income instruments:
Corporate bonds	—	4,558	—	3,117
Government bonds	7,736	—	7,884	—
Fixed income mutual funds	161	—	—	122
Midterm notes	—	—	—	100
Asset-backed securities	—	—	—	30
Sukuk	—	—	—	1,090
Non-public equity:
Direct placement	—	355	—	368
Property	—	186	—	187
Others	—	545	—	247
Total	13,302	5,644	13,641	5,261

*Since January 25, 2021, the Jakarta Stock Industrial Classification (JASICA) has been officially replaced by the IDX Industrial Classification (IDX - IC)

Pension plan assets include Series B shares issued by the Company with fair values totalling Rp409 billion and Rp336 billion, representing 2.16% and 1.78% of total plan assets as of December 31, 2021 and 2022, respectively, and bonds issued by the Company with fair value totalling Rp356 billion and Rp348 billion, representing 1.88% and 1.84% of total plan assets as of December 31, 2021 and 2022, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp822 billion and Rp984 billion for the years ended December 31, 2021 and 2022, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio ("FSR") is above 105%. Based on Dapen’s financial statement as of December 31, 2022, Dapen's FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan in 2022.

Based on the Company regulations issued on September 30, 2022, regarding the Pension Fund Regulations from the Telkom Pension Fund, the Company stipulates that retirees who quit other than because of Disciplinary Punishment, Early Retirement, and at their own request and receive Pension Benefits of less than Rp1 million per month are given increase in monthly Pension Benefits to Rp1 million. In 2021 and 2022, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp80 billion and Rp65 billion, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2020 and 2021, with reports dated April 8, 2021 and March 24, 2022, respectively, by KKA Santhi Devi and Ardianto Handoyo and, an independent actuary in association with Willis Towers Watson (“WTW”) and as of December 31, 2022 with report dated March 18, 2023 by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2020, 2021 and 2022 are as follows:

	2020	2021	2022
Discount rate	6.50%	7.00%	7.25%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2019	2019	2019

(ii)    Additional pension benefit obligation

Based on the Company Regulations issued on September 30, 2022, regarding the Regulations on Pension Funds from Telkom Pension Funds, the Company organizes a Defined Contribution Other Benefit Program (“PMLIP”) in the form of Additional Benefits. PMLIP participants are entitled to receive Periodic Pension Benefits every month in accordance with the provisions in the Pension Fund Regulations. Additional Benefit Funds are sourced from Employer Additional Benefit contributions and provision for investment development proceeds if the FSR is achieved above 102% and the rate of Return On Investment (“ROI”) is above the actuarial interest rate for funding. The employer's additional benefit contribution for each PMLIP participant is set at Rp120 thousand for a 12-month contribution period which is calculated proportionally according to the amount received.

The actuarial valuation for additional pension benefit was performed based on the measurement date as of December 31, 2020 and 2021, with reports dated April 8, 2021 and March 24, 2022, respectively, by KKA Santhi Devi and Ardianto Handoyo and, an independent actuary in association with WTW, and as of December 31, 2022 with report dated March 18, 2023 by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2020, 2021 and 2022 are as follows:

	2020	2021	2022
Discount rate	8.00%	7.00%	7.25%
Indonesian mortality table	2019	2019	2019

Additional pension benefit obligation have been set aside since 2018 according to the approval by the Oversight Board. As of December 31, 2022, the additional pension benefit obligation have been fully paid to the pension recipients and no additional obligations have been set aside because the requirements for recognizing additional benefits as mentioned above have not been fulfilled.

(b)    Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees. The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp44 billion and Rp48 billion for the years ended December 31, 2021 and 2022, respectively.

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

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2020 and 2021, with reports dated April 8, 2021 and March 24, 2022, respectively, by KKA Santhi Devi and Ardianto Handoyo and, an independent actuary in association with WTW, and as of December 31, 2022 with report dated March 8, 2023 by KKA I Gde Eka Sarmaja, FSAI and Partner.  The principal actuarial assumptions used by the independent actuary as of December 31, 2020, 2021 and 2022 are as follows:

	2020	2021	2022
Discount rate	5.25% - 6.50%	5.75% - 7.00%	7.00% - 7.25%
Rate of compensation increases	6.10% - 8.00%	6.10% - 8.00%	6.10% - 8.00%
Indonesian mortality table	2019	2019	2019

ii.    Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by PT Asuransi Jiwasraya (Persero) (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan, while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking the responsibility for the full amount of the contributions.

On April 23, 2021, Telkomsel and Jiwasraya agreed to terminate the insurance program contract (as mentioned above) and entered into restructuring agreement. The agreement replaced the benefit plan from annuities to lumpsum benefit. Based on this agreement, both parties agreed to determine the Cash Value ("CV”) at the termination date which divided into CV for active participant and passive participant amounting to Rp857 billion and Rp73 billion, respectively. There was a 5%

cut from CV for active participant, hence the 95% of Rp857 billion (or equal to Rp814 billion) plus Rp73 billion will be the amount that subsequently taken over by IFG Life when the agreement with IFG Life become effective and accordingly, the restructuring agreement will be terminated. On December 31, 2022, the CV of active participant amounted to Rp853 billion.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2020 and 2021 with reports dated, March 3, 2021 and March 24, 2022, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW, and as of December 31, 2022 with report dated February 28, 2023 by KKA Halim and Partner, an independent actuary in association with Milliman. The principal actuarial assumptions used by the independent actuary as of December 31, 2020, 2021 and 2022, are as follows:

	2020	2021	2022
Discount rate	6.50%	7.00%	7.15%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2019	2019	2019

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

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the years ended December 31, 2021 and 2022. As of December 31, 2021 and 2022, plan assets consist of:

	2021		2022
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	527	—	1,085	—
Equity instruments*:
Financials	1,254	—	1,368	—
Consumer non-cyclicals	100	—	114	—
Basic material	256	—	264	—
Infrastructures	574	—	598	—
Energy	171	—	221	—
Technology	24	—	63	—
Industrials	274	—	185	—
Consumer cyclicals	483	—	457	—
Properties and real estate	93	—	95	—
Healthcare	232	—	233	—
Transportation and logistic	5	—	3	—
Equity-based mutual funds	569	—	1,035	—
Fixed income instruments:
Government obligations	—	—	82	—
Fixed income mutual funds	7,858	—	6,761	—
Unlisted shares:
Private placement	—	358	—	398
Total	12,420	358	12,564	398

*Since January 25, 2021, the Jakarta Stock Industrial Classification (JASICA) has been officially replaced by the IDX Industrial Classification (IDX - IC)

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totaling Rp229 billion and Rp228 billion, representing 1.79% and 1.76% of total plan assets as of December 31, 2021 and 2022, respectively. The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp329 billion and Rp839 billion for the years ended December 31, 2021 and 2022, respectively.

The actuarial valuation for post-employment health care benefit was performed based on the measurement date as of December 31, 2020 and 2021, with reports dated April 8, 2021 and March 24, 2022, respectively, by KKA Santhi Devi and Ardianto Handoyo and, an independent actuary in association with WTW, and as of December 31, 2022 with report dated March 8, 2023 by KKA I Gde Eka Sarmaja, FSAI and Partner.  The principal actuarial assumptions used by the independent actuary as of December 31, 2020, 2021 and 2022, are as follows:

	2020	2021	2022
Discount rate	6.75%	7.50%	7.25%
Health care costs trend rate assumed for next year	7.00%	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2020	2021	2022
Indonesian mortality table	2019	2019	2019

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

The actuarial valuation for other post-employment benefit was performed based on the measurement date as of December 31, 2020 and 2021, with reports dated April 8, 2021 and March 24, 2022, respectively, by KKA Santhi Devi and Ardianto Handoyo and, an independent actuary in association with WTW, and as of December 31, 2022 with report dated March 8, 2023 by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2020, 2021 and 2022, are as follows:

	2020	2021	2022
Discount rate	5.00%	6.25%	6.75%
Indonesian mortality table	2019	2019	2019

d.   Long service employee benefit

The Company provides long service employee benefit to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of December 31, 2021 and 2022 amounted to Rp4 billion and Rp1 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp3 billion and Rp1 billion for the years ended December 31, 2021 and 2022, respectively.

e.   Obligation under the Labor Law

Under Law No. 11 Year 2020, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of December 31, 2021 and 2022 amounted to Rp926 billion and Rp928 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp258 billion, Rp254 billion, and Rp78 billion for the years ended December 31, 2020, 2021 and 2022, respectively (Note 25). The actuarial (gain) losses recognized in OCI amounted to Rp(125) billion, Rp(42) billion and Rp13 billion for the years ended December 31, 2020, 2021 and 2022, respectively.

f.     Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2021 and 2022 are as follow:

	Expected Benefits Payment
	The Company
	Funded				Post-employment	Other post-	Post-employment
	Defined pension	Additional pension			health care	employment	benefits
Time Period	benefit obligation	benefit obligation	Unfunded	Telkomsel	benefits	benefits	UUCK (Telkom)
2021
Within next 10 years	20,809	—	691	4,224	5,959	357	15
Within 10-20 years	23,096	—	92	10,849	6,697	121	14
Within 20-30 years	21,308	—	85	8,385	5,117	92	1
Within 30-40 years	16,537	—	17	901	2,025	5	—
Within 40-50 years	3,965	—	—	—	259	—	—
Within 50-60 years	2,803	—	—	—	1	—	—
Within 60-70 years	16	—	—	—	—	—	—
Within 70-80 years	—	—	—	—	—	—	—

Weighted average duration of DBO	10.50 years	10.50 years	5.75 years	10.30 years	14.13 years	4.88 years	7.41 years

2022
Within next 10 years	21,232	40	705	5,111	8,092	324	59
Within 10-20 years	16,485	31	229	11,178	12,746	123	414
Within 20-30 years	10,414	18	430	7,827	12,019	83	497
Within 30-40 years	4,209	6	96	473	5,491	6	80
Within 40-50 years	882	1	—	—	970	—	—
Within 50-60 years	77	—	—	—	59	—	—
Within 60-70 years	2	—	—	—	6	—	—
Within 70-80 years	—	—	—	—	1	—	—

Weighted average duration of DBO	8.48 years	8.48 years	5.52 years	9.45 years	12.40 years	4.62 years	11.69 years

g.    Sensitivity Analysis

As of December 31, 2021, and 2022, 1% change in discount rate and rate of compensation would have effect on DBO, as follow:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
2021
Funded:
Defined pension benefit obligation	(2,040)	2,419	1,571	(1,439)
Unfunded	(27)	30	33	(30)
Telkomsel	(434)	465	455	(429)
Post-employment health care benefits	(1,605)	1,964	1,985	(1,686)
Other post-employment benefits	(13)	14	—	—
Post-employment benefits UUCK (Telkom)	(1)	1	6	(3)

2022
Funded:
Defined pension benefit obligation	(1,948)	2,291	268	255
Unfunded	(24)	27	29	(27)
Telkomsel	(430)	491	536	(477)
Post-employment health care benefits	(1,413)	1,703	1,629	1,380
Other post-employment benefits	(12)	13	—	—
Post-employment benefits UUCK (Telkom)	(8)	10	27	(24)

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

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method amounted to Rp1,206 billion and Rp1,031 billion as of December 31, 2021 and 2022, respectively. The related benefit costs charged to expense amounted to Rp290 billion, Rp153 billion and Rp92 billion for the years ended December 31, 2020, 2021 and 2022, respectively (Note 25).

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

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
State-owned banks	Entities under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and finance income
PT Pegadaian (“Pegadaian”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Kimia Farma (“Kimia Farma”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Perkebunan Nusantara III (Persero) (“PTPN III”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues

Related parties	Nature of relationships parties	Nature of accounts/ transactions
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electricity expenses
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Fixed assets insurance expenses and personal insurance expenses
PT Industri Telekomunikasi Indonesia (Persero) (“INTI”)	Entity under common control	Purchase of property and equipments

Bahana TCW	Entity under common control	Mutual funds
Sarana Multi Infrastruktur	Entity under common control	Other borrowings and finance costs
Omni Inovasi Indonesia	Associated company	Distribution of SIM cards and pulse reload voucher
Finarya	Associated company	Marketing expenses and distribution of SIM cards and pulse reload voucher
Padi UMKM	Other related entity

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

The outstanding balances of trade receivables and payables at year-end are unsecured and interest-free and the settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. The Group recorded an increase (decrease) in the impairment loss from trade receivables of related party amounted to Rp383 billion, Rp(152) billion, and Rp(33) billion for the years ended December 31, 2020, 2021, and 2022, respectively. Impairment assessment is undertaken each financial year by examining the current status of existing receivables and historical collection experience.

b.Significant transactions with related parties

The following are significant transactions with related parties:

	2020		2021		2022
		% of total		% of total		% of total
	Amount	revenues	Amount	revenues	Amount	revenues
Revenues
Majority Stockholder
Ministry of Finance	184	0.13	212	0.15	199	0.14
Entities under common control
Government Agencies	3,423	2.51	5,598	3.91	3,029	2.06
Indosat	1,034	0.76	1,056	0.74	1,923	1.31
MoCI	628	0.46	284	0.20	791	0.54
Pertamina	406	0.30	631	0.44	752	0.51
BNI	547	0.40	404	0.28	493	0.33
Bank Mandiri	191	0.14	212	0.15	180	0.12
Pegadaian	178	0.13	148	0.10	160	0.11
PLN	107	0.08	153	0.11	158	0.11
KAI	92	0.07	84	0.06	143	0.10
PTPN III	73	0.05	99	0.07	114	0.08
Kimia Farma	122	0.09	120	0.08	107	0.07
BRI	580	0.43	341	0.24	104	0.07
Others (each below Rp100 billion)	1,197	0.87	944	0.66	744	0.51
Sub-total	8,578	6.29	10,074	7.04	8,698	5.92
Associated companies	47	0.03	16	0.01	6	0.00
Other related entities	160	0.12	33	0.02	52	0.04
Total	8,969	6.57	10,335	7.22	8,955	6.10

	2020		2021		2022
		% of total		% of total		% of total
	Amount	expenses	Amount	expenses	Amount	expenses
Expenses

Entities under common control
MoCI	8,347	8.94	8,570	8.64	9,965	9.82
PLN	2,859	3.06	2,349	2.37	2,473	2.44
Indosat	563	0.60	467	0.47	537	0.53
Jasindo	255	0.27	385	0.39	296	0.29
Government agencies	121	0.13	114	0.11	179	0.18
Others (each below Rp100 billion)	191	0.20	208	0.21	229	0.23
Sub-total	12,336	13.20	12,093	12.19	13,679	13.49
Associated companies
Finarya	198	0.21	125	0.13	110	0.11
Others (each below Rp100 billion)	607	0.65	344	0.35	37	0.04
Sub-total	805	0.86	469	0.48	147	0.15
Other related entities
PADI UMKM	—	—	269	0.27	626	0.62
Others (each below Rp100 billion)	136	0.14	115	0.12	98	0.10
Sub-total	136	0.14	384	0.39	724	0.72
Total	13,277	14.20	12,946	13.06	14,550	14.36

	2020		2021		2022
		% of total		% of total		% of total
	Amount	finance income	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	564	70.50	348	62.37	459	52.28
Government agencies	8	1.00	14	2.51	16	1.82
Total	572	71.50	362	64.88	475	54.10

	2020		2021		2022
		% of total		% of total		% of total
	Amount	finance cost	Amount	finance cost	Amount	finance cost
Finance cost
Majority stockholder
Ministry of Finance	25	0.54	17	0.39	10	0.25
Entities under common control
State-owned banks	1,163	25.27	1,247	28.38	1,004	24.63
Sarana Multi Infrastruktur	313	6.80	192	4.37	109	2.67
Total	1,501	32.61	1,456	33.14	1,123	27.55

	2020		2021		2022
		% of total		% of total		% of total
	Amount	revenues	Amount	revenues	Amount	revenue
Distribution of SIM card and voucher
Associated companies
Omni Inovasi Indonesia	1,766	1.29	959	0.67	981	0.67
Finarya	—	—	—	—	141	0.10
Total	1,766	1.29	959	0.67	1,122	0.77

	2021		2022
		% of total		% of total
	Amount	property and equipment purchased	Amount	property and equipment purchased
Purchase of property and equipments (Note 12)
Entities under common control
INTI	104	0.34	117	0.34
Others	309	1.02	5	0.01
Total	413	1.36	122	0.35

c.   Balance of accounts with related parties

	2021		2022
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents (Note 4)	31,100	11.26	24,902	9.06
Other current financial (Note 5)	329	0.12	400	0.15
Trade receivables - net (Note 6)	1,378	0.50	2,009	0.73
Contract assets
Majority stockholder
Ministry of Finance	7	0.00	24	0.01
Entities under common control
Government agencies	389	0.14	295	0.11
Others (each below Rp100 billion)	394	0.14	273	0.10
Sub-total	783	0.28	568	0.21
Associated companies	1	0.00	1	0.00
Other related entities	—	—	1	0.00
Total	791	0.28	594	0.22
Other current asset
Entities under common control
MoCI	4,749	1.72	5,093	1.85
Others	49	0.02	96	0.03
Sub-total	4,798	1.74	5,189	1.88
Associated companies	—	—	2	0.00
Total	4,798	1.74	5,191	1.88
Other non-current asset
Entities under common control
MoCI	1,573	0.57	1,291	0.47
Others	25	0.01	16	0.01
Total	1,598	0.58	1,307	0.48

	2021		2022
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 16)
Majority stockholder
Ministry of Finance	8	0.01	0	0.00
Entities under common control
MoCI	1,329	1.01	1,342	1.07
Indosat	144	0.11	140	0.11
Others (each below Rp100 billion)	386	0.29	237	0.19
Sub-total	1,859	1.41	1,719	1.37
Associated companies	5	0.00	13	0.01
Other related entities	—	—	43	0.03
Total	1,872	1.42	1,775	1.41

Accrued expenses
Majority stockholder
Government	3	0.00	1	0.00
Entities under common control
PLN	81	0.06	57	0.05
State-owned banks	40	0.03	74	0.06
Others	7	0.01	2	0.00
Sub-total	128	0.10	133	0.11
Total	131	0.10	134	0.11

	2021		2022
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Contract liabilities
Majority stockholder
Government	19	0.01	34	0.03
Entities under common control
Government agencies	295	0.23	328	0.26
MoCI	118	0.09	62	0.05
Others (each below Rp100 billion)	229	0.17	171	0.14
Sub-total	642	0.49	561	0.45
Associated companies	2	0.00	2	0.00
Other related entities	1	0.00	3	0.00
Total	664	0.50	600	0.48

Customer deposits	19	0.01	19	0.02
Short-term bank loans (Note 19)	1,578	1.20	4,462	3.55
Two-step loans (Note 20a)	355	0.27	209	0.17
Long-term bank loans (Note 20c)	17,630	13.46	11,284	8.97
Other borrowings (Note 20d)	2,605	1.99	1,314	1.04

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

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Directors. The total of such remuneration is as follows:

	2020		2021		2022
		% of total		% of total		% of total
	Amount	expenses	Amount	expenses	Amount	expenses
Board of Directors	263	0.28	347	0.35	401	0.40
Board of Commissioners	108	0.12	140	0.14	164	0.16

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

32. OPERATING SEGMENTS

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and WIB. The mobile segment provides mobile voice, SMS, value added services, and mobile broadband. The consumer segment provides Indihome service (bundled service of fixed wireline, pay TV, and internet) and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, Very Small Aperture Terminal (“VSAT”), broadband access, information technology services, data, and internet services to other licensed operator companies and institutions. Other segment provides digital content products (music and games), big data, Business to Business (“B2B”) Commerce, and financial services to individual and corporate customers. There is no operating segments that have been aggregated to form the reportable segments.

Management monitors the operating results of the business units separately for the purpose of decision-making about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured on the basis of Indonesian Financial Accounting Standards which differs from IFRS primarily in the accounting for land rights. However, the financing activities and income taxes are managed on a group basis and are not separately monitored and allocated to operating segments.

Segment revenues and expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2020
						Total	Adjustment and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	83,720	20,957	17,729	13,501	219	136,126	321	136,447
Inter-segment revenues	3,297	1,148	18,591	16,139	1,550	40,725	(40,725)	—
Total segment revenues	87,017	22,105	36,320	29,640	1,769	176,851	(40,404)	136,447

Segment results	32,966	4,561	(544)	6,497	107	43,587	(4,440)	39,147
Other information
Capital expenditures	(9,520)	(9,770)	(5,178)	(4,587)	(12)	(29,067)	(212)	(29,279)
Depreciation and amortization	(19,715)	(3,990)	(3,276)	(5,069)	(25)	(32,075)	3,150	(28,925)
Provision recognized in current year	(83)	(511)	(1,390)	(267)	(8)	(2,259)	(85)	(2,344)

	2021
						Total	Adjustment and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	84,267	24,930	19,141	14,255	205	142,798	412	143,210
Inter-segment revenues	3,097	187	22,395	18,072	2,395	46,146	(46,146)	—
Total segment revenues	87,364	25,117	41,536	32,327	2,600	188,944	(45,734)	143,210
Segment results	34,435	5,894	(307)	9,192	199	49,413	(5,674)	43,739
Other information
Capital expenditures	(10,548)	(10,444)	(4,514)	(4,756)	(13)	(30,275)	(46)	(30,321)
Depreciation and amortization	(20,333)	(6,566)	(3,909)	(4,702)	(20)	(35,530)	3,816	(31,714)
Provision recognized in current year	(99)	(285)	(13)	5	(33)	(425)	(49)	(474)

	2022
						Total	Adjustment and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment result
Revenues
External revenues	85,493	26,354	19,161	15,442	239	146,689	617	147,306
Inter-segment revenues	3,344	195	24,646	19,658	2,486	50,329	(50,329)	—
Total segment revenues	88,837	26,549	43,807	35,100	2,725	197,018	(49,712)	147,306
Segment results	26,122	7,579	831	8,925	(1,063)	42,394	(5,964)	36,430
Other information
Capital expenditures	(12,343)	(9,038)	(5,983)	(6,612)	(5)	(33,981)	(165)	(34,146)
Depreciation and amortization	(21,028)	(6,738)	(3,999)	(5,805)	(19)	(37,589)	4,460	(33,129)
Provision recognized in current year	(128)	(434)	(45)	34	(5)	(578)	11	(567)

Adjustments and eliminations:

a.	Revenue reconciliation

	2020	2021	2022
Total segment revenues	176,851	188,944	197,018
Revenue from other non-operating segments	336	412	617
Inter-segment elimination	(40,725)	(46,146)	(50,329)
IFRS reconciliation	(15)	—	—
Consolidated revenues	136,447	143,210	147,306

b.	Segment result reconciliation

	2020	2021	2022
Total segment results	43,587	49,413	42,394
Loss from other non-operating segments	(627)	(1,237)	(1,772)
Adjustment and inter-segment elimination	545	(613)	(1,041)
Finance income	799	558	878
Finance cost	(4,520)	(4,365)	(4,033)
Share of loss of long-term investment in associates	(246)	(78)	(87)
Impairment of long-term investments in associates	(763)	—	—
IFRS reconciliation	372	61	91
Consolidated profit before income tax	39,147	43,739	36,430

c.	Capital expenditure reconciliation

	2020	2021	2022
Total segment capital expenditure	(29,067)	(30,275)	(33,981)
Capital expenditure from other non-operating segments	(369)	(66)	(175)
IFRS reconciliation	157	20	10
Consolidated capital expenditure	(29,279)	(30,321)	(34,146)

d.	Depreciation and amortization reconciliation

	2020	2021	2022
Total segment depreciation and amortization	(32,075)	(35,530)	(37,589)
Depreciation and amortization from other non-operating segments	(259)	(280)	(263)
Adjustment and inter-segment elimination	3,442	3,994	4,597
IFRS reconciliation	(33)	102	126
Consolidated depreciation and amortization	(28,925)	(31,714)	(33,129)

e.	Provision recognized in current year

	2020	2021	2022
Total segment provision	(2,259)	(425)	(578)
Provision recognized from other non-operating segments	(6)	(3)	(7)
Adjustment and inter-segment elimination	(97)	(46)	18
IFRS reconciliation	18	—	—
Consolidated provision recognized in current year	(2,344)	(474)	(567)

Geographic information:

	2020	2021	2022
External revenues
Indonesia	130,082	136,482	139,983
Foreign countries	6,365	6,728	7,323
Total	136,447	143,210	147,306

The revenue information above is based on the location of the customers.

There is no revenue from major customer which exceeds 10% of total revenues for the year ended December 31, 2020, 2021, and 2022.

	2021	2022
Non-current operating assets
Indonesia	168,002	176,586
Foreign countries	2,709	3,207
Total	170,711	179,793

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

33. SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

As of December 31, 2022, capital expenditures committed under the contractual arrangements are Rp10,046 billion and US$267 million.

The above balance includes the following significant agreements:

Contracting parties	Date of agreement	Significant part of the agreement
The Company and NEC Corporation	May 12, 2016 - March 31, 2023	Procurement and Installation Agreement of Sistem Komunikasi Kabel Laut ("SKKL") Indonesia Global Gateway Platform
Telkomsel and PT Phincon	September 12, 2019 - September 12, 2024	Development and Rollout Agreement ("DRA") and Technical Support Agreement ("TSA") Customer Relationship Management ("CRM") Solution System Integrator
Telkomsel, PT Ericsson Indonesia, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2021 - January 31, 2024	Procurement Agreement for Radio Ultimate Solution ("ROA") and TSA
The Company and PT Mastersystem Infotama	June 3, 2021 - April 6, 2023	Procurement and Installation Agreement of Expand IP Backbone Platform Cisco
Telkomsel, PT Sempurna Global Pratama, PT Lintas Teknologi Indonesia, and PT Ericsson Indonesia	September 1, 2021 - September 1, 2024	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	October 8, 2021 – October 8, 2024	Agreement of Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development
Telkomsel and PT Application Solutions	October 8, 2021 - October 8, 2024	TSA for OCS and SCP
Telkomsat and Thales Alenia Space France ("TAS")	October 28, 2021 - October 27, 2037	Procurement and Installation Agreement of HTS 113BT Satellite System
Telkomsel and PT Ericsson Indonesia	February 13, 2022 - February 12, 2025	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Lintas Teknologi Indonesia	February 13, 2022 - February 12, 2025	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Huawei Tech Investment	March 24, 2022 - March 24, 2025	Procurement Agreement for GGSN
Telkomsat and Space Exploration Technologies Corporation ("SpaceX")	April 19, 2022 - June 30, 2025	Procurement Agreement for Launch Service of HTS 113BT Satellite
The Company and PT Lintas Teknologi Indonesia	July 22, 2022 - March 19, 2023	Procurement and Installation Agreement of Nokia Dense wavelength-division multiplexing (”DWDM”) Platform

b.   Borrowings and other credit facilities

(i)   As of December 31, 2022, the Company has bank guarantee facilities for tender bonds, performance bonds, maintenance bonds, deposit guarantee, and advance payment bonds for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2022	Rp	294
BNI	500	March 31, 2022	Rp	129
Bank Mandiri	500	December 23, 2023	Rp	236
Total	1,500			659

(ii)   As of December 31, 2022, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity		Currency	Facility utilized
BRI	1,000	September 25, 2022	*)	Rp	23
BNI	2,100	December 11, 2022		Rp	1,577
Total	3,100				1,600

*)	Bank guarantee facility with BRI is on extension process Bank guarantee facility with BRI and BNI are mainly for performance bond and surety bond of radio frequency (Note 33c.i)

(iii) Telin has a US$15 million or equal to Rp233 billion bank guarantee from Bank Mandiri and has been renewed on December 23, 2022, with maximum credit limit of US$25 million or equal to Rp389 billion. The facility will expire on December 23, 2023. As of December 31, 2022, Telin has not had outstanding bank guarantee facility.

c.   Others

(i)	Radio frequency usage

With reference to Telecommunication Law No. 36/1999, based on the Decision Letter No. 025/TEL.01.02/2022 Year 2022 dated January 28, 2022 of the MoCI, the MoCI granted Telkomsel the rights to provide:

1.   Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1,800 MHz, 2.1 GHz, and 2.3 GHz; and

2.   Basic telecommunication services.

With reference to Decision Letters No. 191 Year 2013, No.509 Year 2016, No. 1896 year 2017, No. 806 Year 2019, No.620 Year 2020, No. 178 Year 2021, and No. 479 Year 2022 of the MoCI, Telkomsel is required, among other things, to:

1.	Issue a performance bond each year amounting to Rp20 billion and a surety bond amounting Rp617.15 billion for spectrum 2.1 GHz.
2.	Issue a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz.
3.	Issue a surety bond each year amounting Rp360 billion for both spectrum 2.3 GHz Block A and C.
4.

Pay an annual right of usage (“BHP”) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

The following are radio frequency band licenses owned by Telkomsel along with the BHP fees paid during current year:

1.	Radio frequency for band 800 MHz, 900 MHz, and 1,800 MHz

Based on Decree No. 620 Year 2020 of the MoCI, concerning the extension of the determination of radio frequency bands 800 MHz, 900 MHz and 1,800 MHz, Telkomsel should pay annual frequency usage fees from 2020 to 2030.

2.	Radio frequency for band up to 2.1 GHz

Based on Decree No. 191 Year 2013 of the Ministry, concerning the appointment of PT Telekomunikasi Selular to use 2.1 GHz radio frequency for band 1,970 - 1,975 MHz paired with 2,160 - 2,165 MHz, the MoCI granted the Company to utilize the license until March 18, 2023.

Based on Decree No. 509 Year 2016 of the MoCI, concerning the extension of the determination of radio frequency 2.1 GHz for band 1,940 - 1,945 MHz paired with 2,130 - 2,135 MHz, the MoCI granted the extension of the license until March 28, 2026.

Based on Decree No. 806 Year 2019 of the MoCI (previously was regulated on Decree No. 356 Year 2018), concerning the extension of the determination of radio frequency 2.1 GHz for band 1,935 - 1,940 MHz paired with 2,125 - 2,130 MHz, the MoCI granted the extension of the license until September 30, 2029.

The aforementioned 2.1 GHz radio frequency band was rearranged in pursuant to the Decree No. 356 Year 2018 of the MoCI concerning the determination of 2.1 GHz radio frequency band for the purposes of mobile cellular network.

Based on Decree No. 479 Year 2022 of the MoCI, concerning the appointment of Telkomsel as winner of auction of 2.1 GHz radio frequency for band 1,975 - 1,980 MHz paired with 2,165 - 2,170 MHz effective from January 11, 2023.

In October 2022, the MoCI issued a Decree No. 480 Year 2022 concerning the rearrangement of the 2.1 GHz radio frequency band, including those used by Telkomsel.

3.	Radio frequency for band up to 2.3 GHz

Based on Decree No. 1896 Year 2017 of the MoCI, concerning the appointment of PT Telekomunikasi Selular to use 2.3 GHz radio frequency for band 2,300 - 2,330 MHz.

4.	Radio frequency for band up to 2.3 GHz Block A and C

Based on Decree No. 178 Year 2021 of the MoCI, concerning the appointment of PT Telekomunikasi Selular to use 2.3 GHz radio frequency for band 2,300 - 2,390 MHz, Telkomsel shall pay the annual BHP IPFR for Block A and Block C until 2030.

Based on Decree No. 445 Year 2021 of the MoCI, concerning the determination of radio frequency bands resulting from the rearrangement of the 2.3 GHz radio frequency band for the purposes of mobile cellular network, the aforementioned 2.3 GHz radio frequency band was rearranged.

Based on Decree No. 487 Year 2022 of the MoCI, Telkomsel received a right to use reallocated 2.3 GHz radio frequency from PT Berca Hardayaperkasa effective from November 18, 2022.

(ii)	Receivable under non-cancelable lease agreements

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2023 and 2032. Periods may be extended based on the agreement by both parties.

The minimum amount of future lease payments and receipts for operating lease agreements are as follows:

	2021	2022
Less than 1 year	3,095	2,582
1-5 years	6,922	8,354
More than 5 years	4,732	5,107

Total	14,749	16,043

(iii)	USO

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Mitratel on December 9, 2011) was selected by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”), now has been renamed as Badan Aksesibilitas Telekomunikasi dan Informasi (“BAKTI”) as a provider of the USO Program in the border areas with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No. 792/1/ARB-BANI/2016 requesting BAKTI to pay compensation to Telkomsel amounting to Rp218 billion, and as of the date of the issuance of these consolidated financial statements Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax) and no additional payment.

The MoCI issued Regulation No. 5 Year 2021 dated March 31, 2021 which replaced previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Based on Decree No. 827/KOMINFO/BAKTI.31/KS.1/10/2021 dated October 4, 2021 of BAKTI granted Telkomsel as operating cooperation partners (“KSO”) for eight packages KSO, which cover Nusa Tenggara, Kalimantan, Sulawesi, Maluku, West Papua, West Central Papua, North Central Papua and South East Papua for period from 2021 until 2031.

34. FINANCIAL INSTRUMENTS

a.   Financial assets and financial liabilities

i.    Classification

(a)    Financial assets

	2021	2022
Amortized cost
Cash and cash equivalents	38,311	31,947
Other current financial assets	415	1,268
Trade and other receivables	8,705	8,895
Other non-current assets	150	186
FVTPL
Long-term investment in financial instruments	13,643	8,508
Other current financial assets	78	81
FVTOCI
Long-term investment in financial instruments	18	22
Total financial assets	61,320	50,907

(b)  Financial liabilities

	2021	2022
Financial liabilities measured at amortized cost
Trade and other payables	17,779	18,920
Accrued expenses	15,885	15,445
Customers deposits	401	44
Short-term bank loans	6,682	8,191
Two-step loans	355	209
Bonds	6,993	4,793
Long-term bank loans	36,056	29,873
Lease liabilities	15,888	18,473
Other borrowings	2,605	1,314
Other liabilities	126	170
Total financial liabilities	102,770	97,432

ii.    Fair values

The following table presents comparison of the carrying amounts and fair values of the Company's financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets for		Significant
			identical assets or	Significant other	unobservable
			liabilities	observable inputs	inputs
2021	Carrying value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	78	78	78	—	—
Long-term investment in financial instruments	13,643	13,643	—	8,899	4,744
FVTOCI
Long-term investment in financial instruments	18	18	—	—	18
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	355	351	—	—	351
Bonds	6,993	8,019	8,019	—	—
Long-term bank loans	36,056	36,176	—	—	36,176
Other borrowings	2,605	2,610	—	—	2,610
Lease liabilities	15,888	15,888	—	—	15,888
Other liabilities	126	126	—	—	126
Total	75,762	76,909	8,097	8,899	59,913

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant (continued):

			Fair value measurement at reporting date using
			Quoted prices in
			active markets for		Significant
			identical assets or	Significant other	unobservable
			liabilities	observable inputs	inputs
2022	Carrying value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	81	81	81	—	—
Long-term investment in financial instruments	8,508	8,508	2,172	—	6,336
FVTOCI
Long-term investment in financial instruments	22	22	—	—	22
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	209	207	—	—	207
Bonds	4,793	5,614	5,614	—	—
Long-term bank loans	29,873	29,860	—	—	29,860
Other borrowings	1,314	1,311	—	—	1,311
Lease liabilities	18,473	18,473	—	—	18,473
Other liabilities	170	170	—	—	170
Total	63,443	64,246	7,867	—	56,379

As of December 31, 2022, there was a transfer of the fair value hierarchy of financial assets from level 2 and level 3 to level 1 with the consideration that there was a quoted price in an active market condition for identical assets that could be accessed on the measurement date. Therefore, these financial assets can be categorized as level 1. These financial assets are long-term investments in shares in GOTO of Rp2,159 billion and in PT Global Sukses Solusi of Rp13 billion.

Gain on fair value recognized in consolidated statements of profit or loss for 2022 amounting to Rp282 billion.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2021 and 2022 are as follows:

	2021	2022
Beginning balance	1,962	4,762
Gain recognized in consolidated statement of:
Profit or loss	936	313
Other comprehensive income	—	(31)
Purchase/addition	2,068	1,338
Settlement/deduction	(204)	(24)
Ending balance	4,762	6,358

Sensitivity Analysis

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

		Significant	Range	Sensitivity
	Valuation	unobservable	(weighted	of the input of
Industry	technique	input	average)	fair value
Subsidiaries investment
Non-listed equity investment - technology	OPM Backsolve method	Volatility	30% - 93.99%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp23 billion of the Investment value
		Exit timing	1.25 - 5 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp22 billion of the Investment value
	CoCos Equity	Volatility	20% - 93.99%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp13 billion of the Investment value
		Exit timing	1 - 6 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp10 billion of the Investment value
		Equity value/revenue multiple	2.36x -4.36x	Increase in 1x of equity value/revenue multiple would result in an increase Rp3 billion of the Investment value
	Probability-weighted Method	IPO Probability	30% - 40%	50% increase (decrease) in IPO probability would result in an increase (decrease) Rp4 billion of the Investment value
Non-listed equity investment - credit rating agency	Discounted cash flow	Weighted Average Cost of Capital ("WACC")	12% - 22%	1% decrease (increase) in the percentage of WACC would result in an increase (decrease) Rp9 billion of the Investment value
		Terminal growth rate	1% - 5%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp6 billion of the Investment value
Non-listed equity investment - telecommunication	Discounted cash flow	WACC	3.40% - 14.00%	0.5% decrease (increase) in WACC would result in an increase (decrease) Rp6 billion of the Investment value
		Terminal growth rate	1.5% - 3.2%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp3 billion of the Investment value

Convertible bonds
Non-listed equity investment - technology	OPM Backsolve method	Volatility	33.42% - 48.02%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp2 billion of the Investment value
		Exit timing	3.25 - 3.33 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp2 billion of the Investment value

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

The fair values of long-term financial assets (other non-current assets (long-term trade receivables and restricted cash) approximate their carrying amounts as the impact of discounting is not significant.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)

Fair value through profit or loss, primarily consists of stocks, mutual funds, corporate and government bonds, and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds and subsidiaries investments (non-listed equity investments) are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date.

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

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates, and hedges financial risks.

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

The following table present the Group's financial assets and financial liabilities exposure to foreign currency risk:

	2021		2022
	U.S. Dollar	Japanese Yen	U.S. Dollar	Japanese Yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	1.36	0.00	0.78	0.01
Financial liabilities	(0.21)	(2.31)	(0.19)	(1.57)
Net exposure	1.15	(2.31)	0.59	(1.56)

Sensitivity analysis

A strengthening of the U.S. Dollar and Japanese Yen, as indicated below, against the Rupiah at December 31, 2022 would have decreased equity and profit or loss by the amounts shown below.

This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2022
U.S. Dollar (1% strengthening)	92
Japanese Yen (5% strengthening)	(9)

A weakening of the U.S. Dollar and Japanese Yen against the Rupiah at December 31, 2022 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

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

As of December 31, 2022, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

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

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2021	2022
Fixed rate borrowings	(24,944)	(27,579)
Variable rate borrowings	(43,634)	(35,274)

Sensitivity analysis for variable rate borrowings

As of December 31, 2022, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp88.2 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.   Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2021	2022
Cash and cash equivalents	38,311	31,947
Other current financial assets	493	1,349
Trade and other receivable, net	8,705	8,895
Other non-current assets	150	186
Total	47,659	42,377

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

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 4.32% of trade receivables as of December 31, 2022 (2021: 5.05%).

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

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2026 and
	amount	cash flows	2022	2023	2024	2025	thereafter
2021
Trade and other payables	17,779	(17,779)	(17,779)	—	—	—	—
Accrued expenses	15,885	(15,885)	(15,885)	—	—	—	—
Customer deposits	401	(401)	(401)	—	—	—	—
Short-term bank loans	6,682	(6,682)	(6,682)	—	—	—	—
Interest bearing loans:
Two-step loans	355	(375)	(150)	(128)	(97)	—	—
Bonds	6,993	(12,821)	(2,817)	(507)	(507)	(2,500)	(6,490)
Long-term bank loans	36,056	(41,867)	(8,228)	(10,335)	(7,492)	(6,064)	(9,748)
Other borrowings	2,605	(2,801)	(1,164)	(1,115)	(522)	—	—
Lease liabilities	15,888	(15,979)	(3,922)	(3,414)	(2,434)	(1,813)	(4,396)
Other liabilities	126	(148)	(11)	(34)	(34)	(34)	(35)
Total	102,770	(114,738)	(57,039)	(15,533)	(11,086)	(10,411)	(20,669)

	Carrying	Contractual					2027 and
	amount	cash flows	2023	2024	2025	2026	thereafter
2022
Trade and other payables	18,920	(18,920)	(18,920)	—	—	—	—
Accrued expenses	15,445	(15,445)	(15,445)	—	—	—	—
Customer deposits	44	(44)	(44)	—	—	—	—
Short-term bank loans	8,191	(8,191)	(8,191)	—	—	—	—
Interest bearing loans:
Two-step loans	209	(216)	(123)	(93)	—	—	—
Bonds	4,793	(10,096)	(509)	(510)	(2,574)	(293)	(6,210)
Long-term bank loans	29,873	(36,301)	(10,020)	(8,346)	(6,871)	(4,874)	(6,190)
Other borrowings	1,314	(1,394)	(1,027)	(367)	—	—	—
Lease liabilities	18,473	(21,908)	(5,741)	(4,551)	(2,766)	(2,258)	(6,592)
Other liabilities	170	(196)	(20)	(44)	(44)	(44)	(44)
Total	97,432	(112,711)	(60,040)	(13,911)	(12,255)	(7,469)	(19,036)

The difference between the carrying amount and the contractual cash flows is interest value. The interest values of variable-rate borrowings are determined based on the effective interest rates as of reporting dates.

35. CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2021		2022
	Amount	Portion	Amount	Portion
Short-term debts	6,682	3.51%	8,191	4.26%
Long-term debts	61,897	32.54%	54,662	28.46%
Total debts	68,579	36.05%	62,853	32.72%
Equity attributable to owners of the parent company	121,631	63.95%	129,224	67.28%
Total	190,210	100.00%	192,077	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones with have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

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

The Group’s debt-to-equity ratio as of December 31, 2021 and 2022 is as follows:

	2021	2022
Total interest-bearing debts	68,579	62,853
Less: cash and cash equivalents	(38,311)	(31,947)
Net debts	30,268	30,906
Total equity attributable to owners of the parent company	121,631	129,224
Net debt-to-equity ratio	24.89%	23.92%

As stated in Note 20, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the years ended December 31, 2021 and 2022, the Group has complied with the externally imposed capital requirements.

36. SUPPLEMENTAL CASH FLOW INFORMATION

a.   The non-cash investing activities for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020	2021	2022
Acquisition of property and equipment:
Credited to trade payables	5,175	5,723	4,662
Borrowing cost capitalization	160	52	79
Addition of right of uses assets:
Credited to leases liabilities (Note 13)	4,308	4,234	10,006
Acquisition of intangible assets:
Credited to trade payables	341	501	258

b.	The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
			Foreign
	January 1,		exchange		Other	December 31,
	2021	Cash flows	movement	New leases	Changes	2021
Short-term bank loans	9,934	(3,252)	—	—	—	6,682
Two step loans	568	(182)	(31)	—	—	355
Bonds and notes payable	7,469	(478)	—	—	2	6,993
Long-term bank loans	28,229	7,827	13	—	(13)	36,056
Other borrowings	3,645	(1,043)	—	—	3	2,605
Lease liabilities	14,877	(4,225)	—	6,597	(1,362)	15,887
Total liabilities from financing activities	64,722	(1,353)	(18)	6,597	(1,370)	68,578

			Non-cash changes
			Foreign
	January 1,		exchange		Other	December 31,
	2022	Cash flows	movement	New leases	Changes	2022
Short-term bank loans	6,682	1,510	(1)	—	—	8,191
Two step loans	355	(144)	(2)	—	—	209
Bonds	6,993	(2,200)	—	—	—	4,793
Long-term bank loans	36,056	(6,218)	55	—	(20)	29,873
Other borrowings	2,605	(1,294)	—	—	3	1,314
Lease liabilities	15,887	(7,024)	60	10,006	(455)	18,474
Total liabilities from financing activities	68,578	(15,370)	112	10,006	(472)	62,854

37. SUBSEQUENT EVENTS

On February 6, 2023, Telkomsel paid the entire outstanding loans to Bank of China amounting to Rp1,000 billion.

On February 15, 2023, Mitratel acquired 997 Indosat’s telecommunication towers amounting to Rp1,648 billion.

On March 16, 2023, the Company withdrawn facilities from Bank of China amounting to Rp1,000 billion.

On March 30, 2023, the Company withdrawn facilities from Bank Mandiri amounting to Rp1,000 billion.

On April 6, 2023, based on Conditional Spin-Off Agreement ("CSA"), the Company will transfer the IndiHome Business Segment which shall be no later than July 1, 2023, which will result in all assets and liabilities of the Company in relation to the IndiHome Business Segment being transferred by operation of law to Telkomsel. The value of IndiHome Business Segment to be transferred is Rp58,250 billion. In return, Telkomsel will issue 33,300 new shares to the Company, resulted in 70.4% ownership by the Company and diluting SingTel's ownership into 29.6%. Furthermore, SingTel intends to use part of its right to pre-order the issuance of 1,551 new shares. The issuance of the new shares will be paid in cash amounting to Rp2,713 billion, resulted in 69.9% ownership by the Company and 30.1% ownership by SingTel.

38. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

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

Effective for annual periods beginning on or after January 1, 2024

●	Amendments to IAS 1, Classification of Liabilities as Current or Non-current

The amendments clarify the criteria for determining whether to classify a liability as current or non-current. Entity shall classify a liability as current when:

-	it expects to settle the liability in its normal operating cycle;
-	it holds the liability primarily for the purpose of trading;
-	the liability is due to be settled within twelve months after the reporting period; or
-	it does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.

An entity’s right to defer settlement of a liability arising from a loan arrangement for at least twelve months after the reporting period may be subject to the entity complying with conditions specified in that loan arrangement (‘covenants’).  If an entity is required to comply with the covenant on or before the end of the reporting period. Such a covenant:

a.	affects whether the right exists at the end of the reporting period if an entity is required to comply with the covenant on or before the end of the reporting period. Such a covenant affects whether the right exists at the end of the reporting period even if compliance with the covenant is assessed only after the reporting period.
b.	do not affect whether that right exists at the end of the reporting period if an entity is required to comply with the covenant only after the reporting period.

Classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. An entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

●	Amendments to IFRS 16, Lease liability in a sale and leaseback

The amendment requires a seller-lessee to subsequently measure lease liabilities arising in a sale and leaseback transaction, to ensure the seller- lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

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