Form 20-F
period 2023-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2024-04-01
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to the extended transition period for complying with any new or revised financial accounting standard provided pursuant to Section 13(a) of the Exchange Act. ☐

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

PART I

PART II

PART III

ITEM 17	FINANCIAL STATEMENTS	194
ITEM 18	FINANCIAL STATEMENTS	194
ITEM 19	EXHIBITS	195

SIGNATURES		196

EXHIBIT 1.1	Articles of Association (as amended on June 22, 2022)
EXHIBIT 2.1	Description of Securities
EXHIBIT 4.1	Deed of Spin-off of IndiHome Business Segment by Telkom into Telkomsel dated June 27, 2023
EXHIBIT 4.2	Fixed Broadband Core Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023
EXHIBIT 4.3	IT System Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023
EXHIBIT 4.4	Wholesale Agreement between Telkom and Telkomsel dated April 6, 2023
EXHIBIT 8.1	List of Significant Subsidiaries
EXHIBIT 12.1	CEO Certification pursuant to section 302

EXHIBIT 12.2	CFO Certification pursuant to section 302
EXHIBIT 13.1	CEO Certification pursuant to section 906
EXHIBIT 13.2	CFO Certification pursuant to section 906
EXHIBIT 97.1	Guidelines for the Deferred Bonus Mechanism of Telkom dated June 22, 2022

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

4G/LTE

A fourth-generation super-fast internet network technology based on IP that makes the process of data transfer much faster and more stable than 3.5G.

5G

A fifth generation of cellular mobile communications which targets high data rate, reduced latency, energy saving, cost reduction, higher system capacity and massive device connectivity.

5G Fixed Wireless Access Technology Roadmap

The strategic plan that outlines the deployment of 5G networks to provide high-speed, reliable wireless internet connectivity directly to homes and businesses.

ADRs

American depositary receipts which, if issued, represents our ADSs.

ADSs

Our American depositary shares, which are certificates traded on the New York Stock Exchange. Each of our ADSs represents 100 shares of common stock.

ADSL

Asymmetric digital subscriber line, a type of digital subscriber line (DSL) technology, a data communications technology that enables faster data transmission over copper telephone lines than a conventional voiceband modem can provide.

AI

Artificial intelligence, intelligence demonstrated by machines, as opposed to intelligence of humans and other animals.

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

ASKALSI

Asosiasi Sistem Komunikasi Kabel Laut Seluruh Indonesia or Indonesian Association of Submarine Cable Communication Systems.

ATM

Automated Teller Machine.

A2P SMS messaging

Application-to-Person SMS messaging, a process by which an SMS message is produced from an application and is sent to a mobile subscriber. Businesses can use it for communicating with consumers, authenticating users of online services, and/or delivering time-sensitive alerts. Typical examples of A2P SMS messaging include marketing and promotional messages (e.g., loyalty programs and marketing notifications) and confirmations and alerts (e.g., banking notifications, critical alerts, SMS-based two factor authentication, automatic booking confirmations and reminders).

B2B

Business-to-business, arrangements and transactions between businesses.

B2C

Business-to-consumers, arrangements and transactions between businesses and consumers.

Backbone

The main telecommunications network consisting of transmission and switching facilities connecting several network access nodes. The transmission links between nodes and switching facilities include microwaves, submarine cables, satellites, fiber optic and other transmission technology.

Bandwidth

The capacity of a communication link.

Bapepam-LK

Badan Pengawas Pasar Modal dan Lembaga Keuangan, or the Indonesian Capital Market and Financial Institution Supervisory Agency, the predecessor to the OJK.

BHP

Biaya Hak Penggunaan or right of use fee, a fee that mobile operators pay to the Government in connection with their use of radio frequencies for their network.

BI

Bank Indonesia, the central bank of the Republic of Indonesia.

Bitstream

A continuous sequence of binary digits, consisting of 1s and 0s, that represents a flow of data being transmitted or stored.

BNG

Broadband Network Gateway, a pivotal device in broadband networks that authenticates users, assigns IP addresses, and manages traffic, ensuring reliable and consistent service delivery by ISPs.

Broadband

A signaling method that includes or handles a relatively wide range (or band) of frequencies.

BRTI

The Badan Regulasi Telekomunikasi Indonesia, or Indonesian Telecommunications Regulatory Authority, a Government body in charge of regulating Indonesia's telecommunications sector.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunications systems.

Business Competition Law

Law No. 5 of 1999 on Prohibition of Monopolistic Practice and Unfair Business Competition, as amended by the Job Creation Law 2022 of the Republic of Indonesia.

BWA

Broadband Wireless Access, a technology that provides high speed wireless internet access or computer networking access over a wide area.

CDN

Content Delivery Network, a geographically distributed network of proxy servers and their data centers, which provides high availability and performance by distributing the service spatially relative to end-users.

CFU

Customer Facing Unit, an organizational unit similar to a strategic business unit that interacts with specific customer segments, has responsibility for their respective profit and loss, and which regroups subsidiaries and business portfolios relevant to the specific customer segments it is in charge of interacting with.

Common stock

Our Series B Shares having a par value of Rp50 per share.

COVID-19

The global 2019 novel coronavirus and its variants.

CPaaS

Communications Platform-as-a-Service, a cloud-based platform that provides the ability to customers to add real-time communication features to their business applications. SMS, voice, or other messaging capabilities are features that can be added to such business applications.

CPE

Customer Premises Equipment, any handset, receiver, set-top box, or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer's premises.

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

DCPP

Defined Contribution Pension Plan, a type of retirement plan in which the amount of the employer's annual contribution is specified. Individual accounts are set up for participants and benefits are based on the amounts credited to these accounts (through the employer's contributions and, if applicable, the employee's contributions) plus any investment earnings on the money in the account. Only the employer's contributions to the account, and not future benefits, are guaranteed. In defined contribution plans, future benefits fluctuate on the basis of investment earnings.

Deposit Agreement

The deposit agreement entered by and among our Company, the Depositary for our ADSs and all owners and beneficial owners, from time to time, of ADRs issued under that agreement, dated November 21, 1995, as amended and supplemented, from time to time.

Depositary

Bank of New York Mellon Corporation, which serves as the depositary for our ADSs under the terms of the Deposit Agreement.

DevSecOps

Development-Security-Operations, an approach where developers, security experts, and IT operations teams work closely together from the start of a project to build security into the software at every step of its development and deployment.

DGPIO

The Director General of Post and Informatics Operations of the Republic of Indonesia, an official in MoCI who is responsible for overseeing and certifying the operations of postal services and information technology within Indonesia.

DGT

Directorate General of Taxes, a Government body under the Ministry of Finance of Indonesia that is responsible for developing taxation-related policies.

Digital life

The integration of digital technologies into daily routines and the consequent influence these technologies have on work patterns, communication, and overall lifestyle, facilitating a constant connection with the digital world.

DLD

Domestic Long Distance, a long-distance call service designed for customers who live in different areas within one country. These areas generally have different area codes.

DTH

Direct-to-Home satellite broadcasting, the distribution of television signals from high-powered geostationary satellites to small dish antennas and satellite receivers in homes across the country.

Dwiwarna Share

The Series A Dwiwarna Share having a par value of Rp50 per share, which is held by the Government and provides special voting rights and veto rights over certain matters related to our corporate governance. For more information, see "Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Relationship with the Government and Government Agencies."

E-Commerce

Electronic commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

E-Money

Electronic money, money or script that is only exchanged electronically.

E-KYC

 Electronic Know your Client, a process by which a customer's identity and address are verified electronically.

Earth Station

The antennae and associated equipment used to receive or transmit telecommunications signals via satellite.

EDGE

Enhanced Data rates for GSM Evolution, a digital mobile phone technology that allows improved data transmission rates as a backward-compatible extension of GSM.

Edge cloud

Cloud computing infrastructure and services that are located closer to the "edge" of the network, i.e., nearer to the devices and end-users who are utilizing them.

Eduvice program

Our Company's Electronic Device Donation for Education program, as part of its ESG initiatives.

ERM Online

Enterprise Risk Management Online, our Company's application for risk management.

ESG

Environmental, Social and Governance.

EU

The European Union.

FANS

Fixed Access Network Sharing, a framework where multiple service providers share the same fixed network infrastructure to provide telecommunications services to end-users.

Fiber Optic

Cables using optical fiber and laser technology through which modulating light beams representing data are transmitted through thin filaments of glass, silica, or plastic.

Fintech

Products, services, and companies that employ or relate to digital and online technologies in the banking and financial services industries.

Fixed Line

Fixed wireline and fixed wireless.

Fixed Wireless

A local wireless transmission link using a cellular, microwave, or radio technology to connect customers at a fixed location to the local telephone exchange.

Fixed Wireline

A fixed wire or cable path linking a subscriber at a fixed location to a local exchange, usually with an individual phone number.

FLOU Cloud

Our cloud service, which is designed to support the digitalization of Indonesian startups, SMEs, enterprises, and government agencies.

FMC

Fixed-Mobile Convergence, a move in the telecommunications industry towards providing seamless connectivity by integrating fixed and wireless networks to deliver unified services to users.

FRAMES

Our Company's Fraud Management System.

FTTH

 Fiber To The Home, the implementation of a fiber optic network that reaches up to the customer point (known as customer premises).

Future State Architecture

A conceptual blueprint that represents an organization's direction for technological development and transformation, planning the evolution of its systems to achieve strategic goals.

Gateway

A peripheral that bridges a packet-based network (IP) and a circuit-based network (PSTN).

Gb

Gigabit, a unit of information used, for example, to quantify computer memory or storage capacity.

Gbps

Gigabits per second, a measure of speed for digital signal transmission expressed in billions of bits per second passing between equipment in a data transmission system.

GHG

Greenhouse gases.

GHz

Gigahertz, a unit of measure of frequency equal to one billion cycles per second. The hertz (symbol Hz) is the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

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

GSM

Global System for Mobile Telecommunications, a European standard for digital cellular telephone.

HAP

High Altitude Platform, a system comprising various aerial vehicles, such as balloons or drones, situated in the stratosphere and used for communication and observation purposes.

HDSPA

High-Speed Downlink Packet Access, a mobile telecommunications protocol that enhances 3G networks by enabling faster data transfer rates and improved network capacity.

ICT

Information and communications technology, an area concerned with information technology, telecommunications networking and services and other aspects of managing and processing information.

IDD

International Direct Dialing, a service that allows a subscriber to make an international call without the assistance or intervention of an operator from any telephone terminal.

IGG

Indonesia Global Gateway, a submarine fiber optic cable system covering several cities in Indonesia.

IICD

Indonesian Institute for Corporate Directorship, a non-profit organization founded by 10 highly reputable Indonesian Business Schools and preeminent individuals.

IMS

IP multimedia subsystem, a service which combines wireless and fixed line technologies for voice and data communications.

Indonesia Broadband Plan

A strategic initiative aimed at expanding and enhancing internet connectivity across Indonesia to foster economic growth and improve access to information.

Indonesia Cyber Core

The strategic framework and capabilities developed by the Government to safeguard Indonesia's cyber space, aligning with national interests and political strategies.

Industry 4.0

The transformative phase in manufacturing that emphasizes automation, real-time data, interconnectivity, machine learning, and cyber-physical systems to create smart, interconnected production facilities.

Information Call Center

A specialized hub staffed by customer service specialists who manage inbound and outbound phone inquiries, providing callers with information and assistance.

Infrastructure virtualization

The process of using software to simulate the functionality of physical hardware systems, thereby creating a flexible, scalable, and efficient IT environment that can be managed and deployed virtually.

Interconnection

The physical linking of a carrier's network with equipment or facilities not belonging to that network.

Internet Access Provider

A provider of equipment and telecommunications line access for points of presence on the internet for the geographical area served, to enable individuals and other internet service providers to access the internet.

IODN

Intelligent Optical Distribution Network, a pioneering technology that augments FTTH networks' efficiency by integrating smart components such as eIDs and tools for the advanced management and operation of fiber optics, streamlining service provisioning and reducing manual errors.

IoT

The Internet of Things, infrastructure which interconnects physical and virtual things using interoperable information and communication technologies.

IP

The Internet Protocol, a set of communications protocols for exchanging data over the internet.

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

Ipv6

Next-generation internet protocol designed to replace Ipv4, offering a significantly larger address space to accommodate the expanding number of devices connected to the internet.

ISO

International Organization for Standardization, an independent, non-governmental international organization with a membership of 168 national standards bodies.

ISP

Internet Services Provider, an organization that provides access to the internet.

IT

Information Technology.

JATS

Jakarta Automated Trading System, an electronic system used by the Jakarta Stock Exchange to facilitate automated order matching for securities trading.

JIBOR

Jakarta Interbank Offered Rate, a money market benchmark rate.

Job Creation Law 2023

Government Regulation in Lieu of Law of the Republic of Indonesia No. 2 of 2022 on Job Creation which (i) has been enacted into law on March 31, 2023 under Law of the Republic of Indonesia No. 6 of 2023, and (ii) revokes and replaces Law of the Republic of Indonesia No.11 of 2020 on Job Creation (the “Job Creation Law 2020”).

KPPU

Komisi Pengawasan Persaingan Usaha or Commission for the Supervision of Business Competition of the Republic of Indonesia.

KSO

 Kerja Sama Operasi or Joint Operations.

KSU

Koperasi Serba Usaha or Multi-Purpose Cooperative.

LAN

Local Area Network, a computer network that interconnects computers within a limited area such as a home, school, computer laboratory, office building, or closely positioned group of buildings.

Leased

A dedicated telecommunications transmissions line linking one fixed point to another, rented from an operator for exclusive use.

LoRa

 From "long range," a physical proprietary radio communication technique that is based on spread spectrum modulation techniques derived from chirp spread spectrum (CSS) technology.

LPWAN

Low-Power Wide-Area Network, a wireless telecommunications network technology designed for long-range communications at a low bit rate, optimally powering large-scale IoT deployments.

Mbps

Megabits per second, a measure of speed for digital signal transmission expressed in millions of bits per second passing between equipment in a data transmission system.

MEC

Multi-access Edge Computing, a network architecture that enhances cloud computing by bringing computational power, data storage, and services closer to the user right at the edge of the network.

Metro Ethernet

Bridge or relationship between locations that are apart geographically. This network connects LAN customers at several different locations.

MHz

Megahertz, a unit of measure of frequency equal to one million cycles per second. The hertz (symbol Hz) is the international standard unit of frequency defined as the number of cycles per second of a periodic phenomenon.

ML

Machine Learning, the technology that enables computers to learn and improve from data and experiences without being directly programmed to do so.

MMS

Multimedia Messaging Service, a standard way to send messages that include multimedia content, such as images, audio, video, and rich text, to and from mobile phones over a cellular network.

MNO

Mobile network operator, sometimes also known as a carrier service provider, mobile phone operator or mobile network carrier, which provides telecommunications services such as wireless voice and data communication to subscribed mobile users.

Mobile Broadband

The marketing term for wireless internet access through a portable modem, mobile phone, USB Wireless Modem, or other mobile devices.

MoCI

The Ministry of Communication and Informatics of the Republic of Indonesia, to which regulatory responsibility over telecommunications was transferred from the Ministry of Communication and Information in February 2005.

MoF

The Ministry of Finance of the Republic of Indonesia.

MOLHR

The Ministry of Law and Human Rights of the Republic of Indonesia.

MOU

Memorandum of Understanding.

MSME

Micro, Small and Medium Enterprise.

MSOE

Kementerian Badan Usaha Milik Negara or the Ministry of State-Owned Enterprises of the Republic of Indonesia.

MVA

Megavolt-amperes, the unit used to measure the apparent power in an electrical circuit.

MVNO

Mobile virtual network operator, a provider of telecommunications services such as voice and data communication to subscribed mobile users that does not own the wireless network infrastructure over which it provides its services.

NAP

Network Access Point, a key interchange for ISPs to connect and exchange traffic in a high-connectivity facility, which may also serve as a juncture for multiple carriers and content providers.

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

NFV

Network Function Virtualization, a technology that decouples network functions, such as routing, load balancing, and firewalls, from proprietary hardware appliances, instead running these functions as software on standardized computing hardware.

NGSO satellite

Non-Geostationary Orbit satellite, satellite orbits where satellites are not stationary relative to the Earth's surface but move across the sky, such as Low Earth Orbit (LEO), Medium Earth Orbit (MEO), and Highly Elliptical Orbit (HEO) satellites.

NIB

Nomor Induk Berusaha or Business Identification Number, a unique identifier issued by the government to all businesses operating in Indonesia through the Online Single Submission (OSS) system. It is a substitute for various other licenses and permits, including customs duties access rights. The NIB is obligatory for businesses seeking to (i) apply for new business licenses and/or commercial or operational licenses, or (ii) extend or modify existing business licenses and/or commercial or operational licenses.

Open Cable Technology

Submarine cable systems that provide the purchaser or Internet Content Provider (ICP) with the flexibility to select their own Submarine Line Terminating Equipment (SLTE), instead of being limited to pre-installed hardware, which allows for greater freedom in network design and operation.

Optical Access Network

The physical and logical framework consisting of fiber optic cables and associated equipment that facilitate high-speed internet and data services from a central office to end-users, typically in residential and enterprise settings.

OHS

Occupational Health and Safety.

OJK

Otoritas Jasa Keuangan, or the Indonesian Financial Services Authority, the successor of Bapepam-LK, an independent institution with authority to regulate and supervise financial services activities in the banking sector, capital market sector as well as non-bank financial industry sector.

OSS

The Online Single Submission system, an integrated Government service platform designed to streamline business licensing and improve efficiency in regulatory compliance for companies in Indonesia.

OTN

Optical Transport Network, a technology for sending various types of data traffic over fiber optic networks based on optical wavelengths that enables more efficient transmission for multi-service traffic by relying on multiplexing capability.

OTT

Over The Top, a generic term commonly used to refer to the delivery of audio, video, and other media over the internet without the involvement of a multiple-system operator in the control or distribution of the content.

Pajak Bumi dan Bangunan

Land tax in Indonesia, also known as Pajak Bumi dan Bangunan (PBB), which is levied on land ownership and is a key component of Indonesia's taxation system.

Payment switching service

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

Point of presence

An access point, location or facility that connects to and helps other devices establish a connection with the internet, which may consist of a router, switches, servers, and other data communication devices. We operate two layers of points of presence, namely main and primary points of presence. A "main point of presence" is the transport backbone that aggregates national traffic. A "primary point of presence" is the aggregate regional transport backbone which has the capability of creating services.

PKLN Team

Tim Pinjaman Komersial Luar Negeri or Foreign Commercial Loan Coordination Team, a Government body that reviewed lending from offshore lenders, which was dissolved in 2020.

PSTN

Public Switched Telephone Network, a telephone network operated and maintained by us that provides infrastructure and services for public telecommunications. Originally only an analog system, the PSTN is now almost entirely digital, even though most subscribers are connected via analog circuits. It now includes mobile phones in addition to fixed-line phones.

Radio frequency spectrum

The part of the electromagnetic spectrum corresponding to radio frequencies, (i.e., frequencies lower than around 300 GHz, or equivalently, wavelengths longer than about 1 millimeter).

Regional Business Unit

Our Company’s organizational units in the form of divisions that are formed on a geographical basis, and each of them is differentiated based on the regional scope of its operations.

Rich Communication Services

A communication protocol designed to enhance messaging with features like high-resolution media sharing, read receipts, and typing indicators, seeking to supersede traditional SMS and MMS standards.

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

SBC

Session Border Controller, a specialized device that secures and regulates SIP-based VoIP communications at network borders, ensuring call quality, integrity, interoperability, and efficient traffic management.

SBUJK

Sertifikat Badan Usaha Jasa Konstruksi, the construction services business entity certificate issued by the Indonesian Construction Services Development Institute (Lembaga Pengembangan Jasa Konstruksi), which is legally required for construction service companies that wish to participate in construction projects within Indonesia.

SCCS

Submarine Communications Cable System, a cable laid on the seabed between land-based stations to carry telecommunications signals across the ocean.

SDAN

Software Defined Access Network, the application of SDN principles to the access network, which connects end users' premises to the central network infrastructure of a service provider.

SDG

Sustainable Development Goals, a set of 17 interconnected global objectives adopted by the United Nations to promote sustainable development.

SDN

Software-Defined Networking, an architecture that dynamically manages networks programmatically, enabling centralized, flexible, and efficient control through abstraction of lower-level functionality.

SD-WAN

Software-defined Wide Area Network, an approach that uses software to deploy, operate and manage WAN architectures more easily and with increased connectivity.

Service node technologies

Essential components within a communications network infrastructure designed to manage data delivery, integrating various functionalities, and ensuring optimal service quality and efficiency.

SIM Card

Subscriber Identity Module card, a microchip in a mobile phone that connects it to a particular phone network.

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

TDM

Time Division Multiplexing, a method of transmitting and receiving independent signals over a common signal path by means of synchronized switches that allow multiple data streams to share a single communication channel sequentially.

TIMES

Telecommunication, Information, Media, Edutainment and Service.

TJSL Committee

Environmental and Social Responsibility Committee (Komite Tanggung Jawab Sosial dan Lingkungan) of our Company.

TPE

A normalized way to refer to transponder bandwidth, which means how many transponders would be used if the same total bandwidths used only 36 MHz transponder (1 TPE = 36 MHz).

TRIR

Total recordable incident rate.

UI/UX

User experience design, the process of defining the experience a user would go through when interacting with a company, its services, and its products.

USO

Universal Service Obligation, the service obligation imposed by the Government on all telecommunications services providers for the purpose of providing public services in Indonesia.

Voice-hubbing

A service provided by telecommunications operators that allows for the centralization and management of international voice traffic, offering access to mobile destinations worldwide.

VoIP

Voice over Internet Protocol, a means of sending voice information using the IP.

vCDN

Virtualized Content Delivery Network, an evolution of traditional CDN technology, leveraging virtualization to make CDN platforms more scalable, flexible, and easier to deploy and manage.

vSTB

Virtual Set-Top Box, a software-based solution that emulates the functionality of a physical set-top box, allowing users to access and manage video content and services over the internet without the need for dedicated hardware.

VPN

Virtual Private Network, a secure private network connection, built on top of publicly accessible infrastructure, such as the internet or the public telephone network. VPNs typically employ some combination of encryption, digital certificates, strong user authentication and access control to secure the traffic they carry. VPNs provide connectivity to many machines behind a gateway or firewall.

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

CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION

Unless the context otherwise requires, the terms "Company," "Telkom," "Group," "Telkom Group," "we," "us," and "our" refers to Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries. "Indonesia" refers to the Republic of Indonesia. "Government,” except if stated otherwise, refers to the Government of the Republic of Indonesia. "United States," "U.S." or "US" refers to the United States of America. "United Kingdom" or the "UK" refers to the United Kingdom of Great Britain and Northern Ireland. "HK$" refers to the Hong Kong Dollar, the lawful currency of Hong Kong. "MYR" refers to the Malaysian Ringgit, the lawful currency of Malaysia. "Rupiah," "Indonesian Rupiah" or "Rp" refers to the lawful currency of Indonesia. "SG$" refers to the Singapore Dollar, the lawful currency of Singapore. "U.S. Dollar" or "US$" refers to the lawful currency of the United States.

Our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2023 included in this Form 20-F (the “Consolidated Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Solely for the convenience of the reader, certain Indonesian Rupiah amounts have been converted into U.S. Dollars at the rate of Rp15,398.50 to US$1.00 for December 31, 2023 and Rp15,569.00 to US$1.00 for December 31, 2022 based on the middle exchange rate which is calculated based on the Reuters Refinitiv buying and selling rates. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian Rupiah. No representation is made that the Indonesian Rupiah or U.S. Dollar amounts shown herein could have been or could be converted into U.S. Dollars or Indonesian Rupiah, as the case may be, at any particular rate or at all.

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

FORWARD-LOOKING STATEMENTS

This Form 20-F contains "forward-looking statements" as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act") and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act"), within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our current expectations and projections for our future operating performance, business prospects and events. The words "may," "will," "believe," "expect," "anticipate," "aim," "seek," "intend," "plan," "likely to," "potential," "estimate," "project," "continue" and similar words or expressions identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections of future events that we believe may affect our financial condition, results of operations, business strategy and financial needs.

These forward-looking statements include, but are not limited to, statements about:

•	Our goals and implementation of our strategy;
•	our expectations regarding demand for our products and services;
•	growth in the telecommunications sector in Indonesia and of the Indonesian economy in general;
•	our prospects, projects, results of operations and financial condition;
•	trends and competition in the telecommunications industry in Indonesia;

•	expected technological trends and changes in our industry;
•	relevant government policies and regulations governing our business and industry;
•	general economic and business conditions in Indonesia and the countries where we carry out our business;
•	general macroeconomic conditions, including impacts of political tensions; and
•	assumptions underlying or related to any of the foregoing.

In addition, all statements other than statements of historical facts included in this Form 20-F that address activities, events, or developments which we expect or anticipate will or may occur in the future are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, such expectations may prove to be incorrect. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social, and political environments in Indonesia. This Form 20-F discloses, under "Item 3. Key Information — Risk Factors" and elsewhere, important factors that could cause actual results to differ materially from our expectations.

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

Summary of Risk Factors:

Risks Related to Our Business

Operational Risks

•

A material failure in the continuing operations of our network, certain key systems, gateways to our network or the networks of other network operators could materially and adversely affect our business, financial condition, results of operations and prospects.

•	The rapid pace of technological change in the telecommunications industry may adversely affect our ability to remain competitive if we cannot successfully integrate new innovations.
•

Indonesian regulations require telecommunications service providers such as ourselves to share our network infrastructure and capacity with our competitors, and the enforcement of these regulations remain uncertain.

•	Revenue leakage might occur due to internal weaknesses or external factors and if this risk were to materialize, it could have a material adverse effect on our operating results.
•	Expected benefits from partnerships with global technology companies may not be achieved.
•

Our networks and equipment face potential physical and cybersecurity threats, such as theft, vandalism and acts intended to disrupt our operations, which could materially and adversely affect our operating results.

•	Damage to our reputation could negatively impact our business, financial condition and results of operations.
●	We face a number of risks relating to our internet-related services.
•	Expected benefits from investment in new networks and technologies may not be realized.
•	We rely on third parties to supply and maintain our network infrastructure, and they may be difficult to replace.
•

Our satellites have limited operational lives and they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of a satellite, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services.

●	Actual or perceived health risks or other problems relating to radio emissions could lead to litigation or decreased mobile communications usage.
●	Health epidemics or pandemics and the economic disruption caused by various measures to reduce its spread have had and may continue to have adverse consequences of uncertain magnitude and duration on our operations.

Risks Related to our Fixed and Cellular Telecommunications Business

•	Competition from existing cellular service providers may adversely affect our cellular services business.
•	Our data and internet services are facing increasing competition, and we may experience declining margins and/or market share from such services as such competition intensifies.
•	Cellular network congestion and limited spectrum availability could limit our cellular subscriber growth and cause reductions in our cellular service quality.
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

Regulatory Risks

•

Changes to our legal and regulatory environment may result in increased competition, reduced margins and operating revenue, asymmetric reduction in costs incurred by our competitors and increased regulatory and enforcement uncertainty.

•	Applicable regulations on tariffs and their implementation as supervised by MoCI may affect our revenues and earnings.
•

Regulations for the configuration of BTS towers may delay the installation of new BTS towers or changes in the placement of existing towers and may erode our leadership position by requiring us to share our towers with our competitors.

•	We may experience local community opposition to some of our tower sites.
•

We are subject to numerous non-tax state revenue payments and USO Contribution and any disagreement with the relevant authorities relating to such payments and/or failure to make such payments could subject us to the revocations of certain of our licenses, with limited recourse.

•	Our electronic money business is highly regulated.

Risks Related to the Development of New Businesses and Acquisitions

●	We may not succeed in our efforts to develop new businesses.
•

Due to intense competition for highly skilled personnel, we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, prospects, financial condition and results of operations.

•	If we are unable to manage our growth effectively, our business and financial results may be adversely affected.
•	Our acquisition activities expose us to various risks.

Risks Related to our Corporate Structure

●	We are dependent on our subsidiary, PT Telekomunikasi Selular ("Telkomsel"), a cellular telecommunications services and cellular telecommunications networks company.
●	Our effort to streamline our corporate structure may not create expected synergies and efficiency in a timely fashion or at all.
●	Our controlling shareholder's interests may differ from those of our other shareholders.
•	Our Articles of Association contain certain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Risks Related to Indonesia

Political and Social Risks

•	Current political and social events in Indonesia may adversely affect our business.
•	Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities.
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

We depend to a significant degree on the uninterrupted operation of our network infrastructure, systems, and connections to other networks to provide our services. For example, we depend on access to our fixed wireline network for the operation of our fixed line network and the termination and origination of cellular telephone calls to and from fixed line telephones, as a significant portion of our cellular and international long distance call traffic is routed through the PSTN. We also depend on access to an internet and broadband network and a cellular network, as our integrated network infrastructure includes a copper access network, fiber optic access network, BTSs, switching equipment, optical and radio transmission equipment, an IP Core network, satellites, and application servers. In addition, we also rely on interconnection to the networks of other telecommunications operators to carry calls and data from our subscribers to the subscribers of operators both within Indonesia and overseas. We also depend on certain technologically sophisticated management information systems and other systems, such as our customer billing system, to enable us to conduct our operations.

Our network infrastructure and connected systems, including our information systems, IT and infrastructure and the networks of other operators with whom our subscribers are interconnected, are vulnerable to damage or interruptions in operation due to a variety of causes such as earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events. Past incidents have demonstrated our susceptibility to such damage or interruptions in operation. In 2021, a flood in the Kalimantan Selatan area and Seroja and a cyclone in Nusa Tenggara Timor area damaged certain of our network infrastructure and some submarine cables were cut, including the Sorong-Jayapura, IGG and Batam-Pontianak cables. In 2022, we faced interruptions to some submarine cable communication systems as a result of damage from flood, earthquakes, a ship's anchor and fishing equipment, among other things. As a result, services in east Indonesia were disrupted as we had to redirect affected traffic through satellites until the submarine cables could be restored.

More extensive infrastructure damage could severely hamper service provision across our operations, and our business continuity plan and disaster recovery plan may not fully protect us from damage or interruptions to our operations. Any failure that results in an interruption of our operations or of the provision of any service, whether from operational disruption, natural disaster or otherwise, could adversely and materially affect our business, financial condition, results of operations and prospects.

The rapid pace of technological change in the telecommunications industry may adversely affect our ability to remain competitive if we cannot successfully integrate new innovations.

Emerging technologies such as 5G and future development or application of new or alternative technologies, services or standards could require substantial investments and significant changes to our business model in order for us to remain competitive, as new products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. We cannot accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. Furthermore, we may not succeed in effectively integrating new technologies into our existing business model. For instance, if our rollout of 5G may not meet expectations for customer adoption or return on investment in terms of magnitude and/or timeline, it may negatively impact our financial condition and results of operations.

One of the main challenges faced by the telecommunications industry in Indonesia is the increasing use of OTT services that have become substitutes for voice and SMS services, in line with the growing number of smartphone users. This has affected the contribution from cellular phone services to our consolidated revenues, which has continued to decline from 10.3% in 2021 to 8.2% in 2022 and 5.5% in 2023, computed as a percentage of our consolidated revenues for the fiscal years ended December 31, 2021, 2022, and 2023, respectively

In addition, we face a continuing risk of losing market share to new market entrants such as operators and service providers (including non-telecommunications players and OTT players) who use newer or lower cost technologies. In particular, the rapid development of new technologies, services, products, and business models has reduced the distinctions between local, long distance, wireless, cable and internet communication services entry barriers and has brought new competitors into the telecommunications market. For example, the increased availability of high-throughput satellite capacity in Indonesia has increased competition, and adversely affected pricing, for our satellite business. A loss of market share could have a material and adverse effect on our business, prospects, financial condition, and results of operations.

We may also be unable to sufficiently utilize big data and integrate this into our operations. Digital businesses especially benefit from significant data analysis, and we may not be able to innovate as fast as other competitors in this and other areas. As a result, we may fail to successfully transition our existing business models to take advantage of new technologies such as big data analytics and to develop new technologies and services that customers demand.

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

Indonesian regulations require telecommunications service providers such as ourselves to share our network infrastructure and capacity with our competitors, and the enforcement of these regulations remain uncertain.

Government regulations require telecommunications service providers with passive telecommunications infrastructure (e.g., ducts, towers, poles, or communication manholes, among other things) to give access to such passive telecommunications infrastructure to other telecommunications providers. These regulations require that use of passive telecommunications infrastructure must be based on cooperation and mutual agreements between telecommunications service providers in a fair, reasonable and non-discriminative manner. Further, a telecommunications service provider with active telecommunications and/or broadcasting infrastructure may be mandated to give access to such active infrastructure to other telecommunications providers as mutually agreed and in furtherance of fair business competition. This may involve the leasing of network capacity to other telecommunications providers.

It remains to be seen how these provisions will affect our business and our relations with other telecommunications players in Indonesia. It is possible for the Government to adopt more implementing terms in the future that we may not consider to be commercially reasonable. For example, subsequent or implementing regulations may not allow us to charge competitors who lease our network capacity fees at rates that we will consider to be commercially acceptable. If such regulations were to be implemented, being mandated to share infrastructure and lease capacity at such rates could have a material adverse effect on our revenue, financial condition, results of operations and prospects.

Revenue leakage might occur due to internal weaknesses or external factors and if this risk were to materialize, it could have a material adverse effect on our operating results.

We may face revenue leakage or problems with collecting all the revenues to which we may be entitled due to the possibility of inaccurate billing, delays in transaction processing, dishonest customers or other factors. Further, our services might be susceptible to piracy and unauthorized usage. Such piracy and unauthorized usage may lead to a loss of revenue for our Group. For example, in recent years we have lost revenue as a result of fraudsters' use of simboxes, which are electronic boxes that use cell phone antennae or a BTS on which local operator SIM cards are installed so that international calls can be fraudulently routed to local numbers, enabling fraudsters to bypass interconnection rates in the destination country. Such revenue leakages constitute a loss of potential revenue that is difficult to quantify and may lead to a loss of revenue for our Group, which may affect our financial conditions and results of operations.

Expected benefits from partnerships with global technology companies may not be achieved.

We partner and collaborate with global technology companies such as Microsoft and Amazon Web Services as part of our strategy of providing digital IT services to businesses. Global technology companies have capabilities and scale that we may not be able to create and develop organically, whether in the near-term or at all, and such partnerships are necessary to achieve some of our strategic goals. Our reliance on global technology companies is especially critical for major projects, such as developing a vertical digital ecosystem in Indonesia, fostering digitalization by providing wider access to digital tools for businesses and government agencies, and generally supporting Indonesia's digital development through our contribution to the One Data Indonesia initiative, the Government's plan for digitizing Government data and facilitating transfers of such data, and the Government's implementation of the National Digital Platform.

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

As we strategically focus on the development of digital products, services and the development of a digital ecosystem, we may also become increasingly reliant on technology owners with whom we partner, in particular if we are not able to develop certain digital capabilities organically or if we do not develop or attract digital talents.

Delays and failures in the implementation of national strategic plans such as the National Digital Platform, the development of an E-government architectural framework for the central Government, local governments, agencies and state-owned companies, and the successful implementation of the Government's inclusive digital transformation strategy for Indonesia could also negatively impact our own strategic initiatives and partnerships to the extent they rely on the success of such national initiatives.

Ultimately, if we are unable to realize gains from our partnerships with global technology companies, our ability to achieve strategic growth initiatives, provide digital products, and attract and retain customers could be materially and adversely affected.

Our networks and equipment face potential physical and cybersecurity threats such as theft, vandalism and acts intended to disrupt our operations, which could materially and adversely affect our operating results.

Our networks and equipment, particularly our wireline access network, face both potential physical and cybersecurity threats. Physical incidents or threats include facility access issues, energy blackouts, fire, power loss, telecommunications failure, catastrophic events such as landslides and earthquakes, theft and vandalism of our equipment and organized attacks against key infrastructure intended to disrupt operations. For example, our fiber optic cables were cut several times in 2023 because of vandalism, which caused temporary interruptions to our traffic.

In addition, telecommunications companies worldwide face increasing cybersecurity threats as businesses have become more dependent on telecommunications and computer networks, and have adopted or will adopt cloud technologies. Cybersecurity threats include gaining unauthorized access to our systems or inserting computer viruses, malicious and destructive codes, worms, malware, ransomware, or other malicious software in our systems, phishing, or spoofing to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of computers, portable data devices or mobile phones and intelligence gathering on employees with access to our systems.

We protect confidential information and personal data on our systems by entering into confidentiality agreements with employees, consultants, customers, suppliers, and service providers, and we design our networks and implement various procedures to restrict unauthorized access and dissemination of such information and data. Nonetheless, we, our service providers and others who may have access to our systems and confidential information are still subject to internal and external cybersecurity threats. For instance, current, departing, or former employees, business partners, consultants, and other individuals which whom we do business could attempt to improperly use or access our computer systems and networks, or those of third-party service providers, to copy, obtain and misappropriate our confidential information, including personal data.

A lack of awareness among our employees and service providers of the cybersecurity risks that we face, as well as a lack of cybersecurity skills and capabilities, could contribute to our vulnerability if not adequately addressed in our training and awareness programs. Cyber-attacks may be conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, "hacktivists", terrorists, nation-states, nation state-supported actors, and others. Our network and website are frequently targeted by cyber-attacks. For example, in August 2022, a hacker leaked what they claimed was personal data from millions of IndiHome users. While our subsequent internal investigation determined that this data was fabricated, we may face reputational damage even from false leaks. Further, the COVID-19 pandemic has increased cybersecurity risk due to increased online and remote activity, including from our employees and service providers. In 2022, as our employees began to return to work in the office due to relaxations in restrictions relating to the COVID-19 pandemic, we detected 40.6 million cyber threats to our servers, down from an unprecedented 53.9 million cyber threats to our servers in 2021. In 2023, we detected 65.9 million cyber-attack threats on our servers, showing an increase from the previous year.

Although almost all of the cybersecurity threats were non-disruptive and none of them rose to the level of requiring us to specifically address them, techniques that computer hackers and others use to access or sabotage networks and computer systems constantly evolve and generally are not recognized until launched against a target. As a result, we and our service providers may be unable to anticipate, detect in a timely manner or at all, react to, counter or ameliorate all of these techniques or remediate any incident as a result therefrom, and our safety procedures and intrusion detection systems may not be fully effective in preventing unauthorized access to our internal data and databases, as well as data of customers, suppliers and other parties that we host on our systems. Therefore, such data could be misappropriated and illegally used, monitored, modified, or disseminated.

Cybersecurity breaches could expose us to significant legal, financial and reputational consequences. Due to applicable laws, regulations and contractual obligations, we may be held responsible for cybersecurity breaches, attacks or other similar incidents, and we may be subject to additional regulatory scrutiny and exposed to civil litigation, fines, damages and injunctions.

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

Furthermore, it might be difficult to calculate the economic costs caused by potential cybersecurity incidents and maintain sufficient insurance coverage relating to them at commercially reasonable rates and terms. Eliminating computer viruses and other security problems may also require interruptions, delays or suspension of our services, reduce our customer satisfaction and cause us to incur additional costs. Due to the evolving nature of cybersecurity threats, the scope and impact of any future incident cannot be precisely predicted and the physical and cybersecurity measures that we take to protect our network may not be successful.

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

Our reputation is a critical factor in our relationships with customers, employees, the Government, other SOEs, suppliers and other stakeholders. Incidents involving the quality of our products and services, security, or safety issues, allegations of unethical behavior or misconduct or legal noncompliance, internal control failures, data or privacy breaches, workplace safety incidents, environmental incidents, the use of our communications systems for illegal or objectionable applications, negative media reports, the conduct of our partners or representatives, and other issues or incidents that, whether actual or perceived, may result in adverse publicity and be detrimental to our reputation.

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

We face a number of risks relating to our internet-related services.

In addition to cybersecurity threats, since we provide connections to the internet and host websites for customers and develop internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. For example, in the past, due to an escalation in spam messages generated from email addresses on the Telkom network, Telkom was placed on certain IP blacklists which blocked all email generated from Telkom addresses for almost a week until remedial measures could be put into place. Measures we have in place, such as administrative and technical preventative measures to identify and combat spam, may not always be effective and we could also be placed on certain IP blacklists again in the future.

In addition, the content carried over our network or the websites that we host may contain materials or information which may be illegal, defamatory, impermissible or infringe on third-party copyrights. We cannot and do not screen all of this content and may face litigation claims due to a perceived association with such content. These types of claims can be costly to defend, divert management resources and attention, and may damage our reputation.

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

Further, we may face the risk of unforeseen complications in the deployment of new technologies. Any newly adopted technology may not perform as expected, and we may not be able to successfully or on a timely basis develop the new technology to effectively and economically deliver services based on such technology. For example, the deployment of our 5G network requires significant initial capital expenditures for network infrastructure.

Furthermore, we are also reliant on the Government for allocation of relevant spectrum through auctions. Deployment of new technology may also adversely affect the performance of the network for existing services. If we cannot acquire the required spectrum for network technologies or deploy the technologies and services that customers desire on a timely basis and at a reasonable price, then our ability to attract and retain customers, and therefore maintain and improve our operating margins, could be materially and adversely affected.

We rely on third parties to supply and maintain our network infrastructure, and they may be difficult to replace.

We rely on a limited number of leading international telecommunications equipment manufacturers, including Huawei, ZTE Corporation and Ericsson, for equipment and services required to maintain and expand the infrastructure required for our mobile network and 5G deployment. The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of core and transmission telecommunications equipment, fiber, switching equipment, radio access network solutions, base stations and other services and products on a timely basis. Most of this equipment cannot be sourced locally. Our business could be materially impacted by disruptions to our key suppliers’ businesses or supply chains due to factors such as significant geopolitical events, changes in law or regulation, the introduction of restrictions to curb epidemics or pandemics, as seen during the COVID-19 pandemic, trade tensions and direct or indirect export and re-export restrictions. We may experience difficulty in replacing a number of our suppliers in the event that they fail to supply us with the components and/or equipment we require. Failure to obtain adequate supplies or services in a timely manner or on commercially acceptable terms or at all may result in significant increases to the cost of our supplies or services or in our inability to maintain and to expand our mobile network, any of which may have a material and adverse effect on our business, prospects, financial condition and results of operations.

Further, the ability of certain suppliers such as Huawei to ensure the supply of equipment or services provided to us or any entity in our supply chain may be impaired as a result of sanctions imposed on such manufacturers. For instance, the United States Department of Commerce added Huawei and certain of its affiliates to its "Entity List," which prohibits companies globally from directly or indirectly exporting, re-exporting or transferring items subject to U.S. export control jurisdiction to Huawei without authorization and procuring items from Huawei when the companies know or have reason to know that the items were originally procured by Huawei in violation of U.S. export control regulations. If the supply of items we source from Huawei were disrupted by such restrictions, and if we were unable to source similar equipment from other suppliers in a timely fashion and at commercially acceptable conditions, it could negatively impact our operations and prospects. New sanctions, the concerns of customers and business partners, reputational and other reasons could require us to reevaluate our existing supply chains. Difficulty in receiving equipment or services from existing suppliers could require us to find alternative suppliers, which may lead to an increase in our costs or otherwise affect or delay the development and maintenance of our increasingly advanced network infrastructure and negatively affect our operations and financial position.

Our satellites have limited operational lives and they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of a satellite, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services.

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

We use satellite transponder capacity on our satellites in connection with many aspects of our business, including direct leasing of such capacity and routing for our international long distance and cellular services. International Telecommunications Union regulations specify that a designated satellite orbital slot has been allocated for Indonesia, and the Government has the right to determine which party is licensed to use such slot. While we hold a license to use the designated satellite orbital slot, in the event any of our satellites experience technical problems or failure, the Government may determine that we have failed to optimize the existing slot under our license, which may result in the Government withdrawing our license.  In the future, we may not be able to maintain use of the designated satellite orbital slot in a manner deemed satisfactory by the Government, which could significantly impact our business operations.

Actual or perceived health risks or other problems relating to radio emissions could lead to litigation or decreased mobile communications usage.

The effects of, and any damage caused by, exposure to an electromagnetic field were and are the subject of careful evaluations by the international scientific community. While as of the date hereof we are not aware of any substantiated link between exposure to electromagnetic signals at the levels transmitted by our BTS and mobile handsets and long-term damage to health, we cannot rule out that exposure to electromagnetic fields or other emissions originating from BTS or wireless handsets will not be identified as a health risk in the future.

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

Health epidemics or pandemics and the economic disruption caused by various measures to reduce its spread have had and may continue to have adverse consequences of uncertain magnitude and duration on our operations.

Health epidemics or pandemics, such as the global outbreak of COVID-19 in early 2020, have in the past and may in the future affect macroeconomic conditions, consumer behavior, labor availability and supply chain management, all of which can adversely affect our business, operations, prospects, and results of operations. For example, COVID-19 caused a decline in purchasing power, which contributed to us having to bolster our allowance for doubtful accounts as some of our customers became unable to pay invoiced amounts that they owe us. Further, our distribution network and retail outlets also experienced significant disruption as physical distancing measures and other containment measures were required.

Governmental responses to health epidemics or pandemics, including operational restrictions, can also affect the foregoing and adversely affect our business, operations, prospects, and results of operations. Further, the duration and scope of a health epidemic or pandemic can be difficult to predict and depends on many factors, including the emergence of new variants and the availability, acceptance, and effectiveness of preventative measures. Finally, the negative impact of health epidemics or pandemics on the global economy may increase counterparty risks or increase difficulties in collecting fees, which may negatively impact our cash flows, delay certain of our projects, and reduce our ability to access capital or increase financing costs.

Risks Related to our Fixed and Cellular Telecommunications Business

Competition from existing cellular service providers may adversely affect our cellular services business.

The Indonesian cellular service business is highly competitive. Competitors are increasingly making long-term investments to improve network quality and coverage, expand services and enhance customer experience. In recent years, competitors have offered promotions such as bonus data packages, which has generally made the pricing environment in Indonesia less profitable. However, in 2023, the cellular industry saw a trend of gradually raising prices after a period of declines during the COVID-19 pandemic. It is uncertain whether this trend of increasing prices will continue, however, as companies balance long-term profitability with competitive pricing pressures. Further, our ability to compete on price may be limited for certain services. The Job Creation Law 2023 allows the Government to determine upper and lower price limits based on public interest and fair business competition principles, and MoCI Regulation No. 5 of 2021 on Telecommunications Operation ("MoCI Regulation No. 5/2021") also stipulates that implementation of the upper and/or lower limit tariff must be preceded by evaluation by MoCI of factors such as market conditions, cost analysis, public interest, financial performance of The Company, and the continuity of such services. Upper limits may be determined in areas where only one telecommunications operator operates, and lower limits may be determined based on the Government's assessment of prevailing market conditions.

Competition is particularly increasing from OTT providers, as customers accelerate their adoption of data services over legacy communications. Many markets in major cities are saturated, leading cellular companies to expand network coverage and product offerings outside Java in 2022, requiring Telkomsel to defend its market share in such areas. We are also facing increased competition by non-market leader competitors who are targeting specific customer segments. In addition, Starlink, a satellite-based broadband service from SpaceX (“Starlink”), is expected to offer access to broadband internet from satellite constellations to customers in Indonesia through a B2C model upon or anytime after the conclusion of its partnership with Telkomsat in October 2027. Based on media reports and MoCI announcements, Starlink may also provide its services directly to the Indonesian public as any other Indonesian internet operator, subject to adherence with applicable regulations and any requirements the relevant regulators may have. Assuming this is the case and Starlink decides to offer its services independently, the potential coverage of Starlink's services could be extensive and competition in the Indonesian internet market may increase.

As Indonesia's first 5G operator, Telkomsel expects 5G competition to increase, including bidding for spectrum allocation and funding 5G infrastructure deployment. Our 5G strategy increasingly involves IoT (which is mostly enabled by 5G technologies), but customer adoption may not match expectations. Further, insufficient or unavailable spectrum at suitable prices would negatively impact our 5G deployment strategy and prospects, which could have a material and adverse effect on our business, results of operations and financial condition.

Consolidation in our industry could negatively impact our competitive position and business. Competitors with wider spectrum access and integrated networks may expand coverage. For instance, in January 2022, CK Hutchison and Qatar’s Ooredoo merged their respective telecommunications businesses in Indonesia, PT Hutchison 3 Indonesia and PT Indosat Tbk. (“Indosat”), forming Indosat Ooredoo Hutchison ("IOH"). In addition, the Government has tended to encourage consolidation, including through the enactment of the Job Creation Law 2023, which regulates telecommunications clusters, among other matters, in an effort to promote healthier competition among fewer industry players with a better cost-efficiency profile and wider spectrum allocations. Further consolidation among cellular providers may occur, driven by competitive factors as well as efforts to reduce operating costs and obtain wider spectrum allocation to expand their integrated network coverage. Spectrum refarming has provided wider allocations, enabling competitors such as Indosat to improve service quality and network capacity. Additional competitor consolidation may adversely affect our competitive position in the market and our business, results of operations, financial condition, and prospects.

Furthermore, Government regulations have required cellular providers to share infrastructure and capacity with competitors. According to the Job Creation Law 2020, as fully retained in the Job Creation Law 2023 and implemented by MoCI Regulation No. 5/2021, telecommunications operators are required to grant access for the utilization of passive infrastructure for telecommunications purposes to other telecommunications providers on a B2B basis. MoCI Regulation No. 5/2021 prohibits owners of passive infrastructure from restricting access to its utilization (for example, by reserving the passive infrastructure for services of greater public interest). Additionally, MoCI Regulation No. 5/2021 establishes conditions for the imposition of tariffs for the utilization of passive infrastructure by owners of such infrastructure, and grants MoCI the authority to determine such tariffs if owners of passive infrastructure fail to meet the conditions for tariff imposition. See "— Risk Factors — Risks Related to Our Business — Operational Risks — Indonesian regulations require telecommunications service providers such as ourselves to share our network infrastructure and capacity with our competitors, and the enforcement of these regulations remain uncertain." As the operator with the most extensive infrastructure in Indonesia, mandated sharing not on commercial terms could allow competitors to take advantage of our existing infrastructure without significant capital expenditure, which would have a significant impact on our competitive position.

Any of these developments may present challenges for Telkomsel in maintaining its market position and could materially and adversely affect our results of operations, financial condition and prospects.

Our data and internet services are facing increasing competition, and we may experience declining margins and/or market share from such services as such competition intensifies.

Our data and internet services are facing increasing competition from other data and internet operators, including mobile operators. The number of mobile broadband subscribers has increased with the increasing number of smartphones in Indonesia, which adversely affects our market share and revenues from our fixed wireline data and internet services. Certain geographical markets have become increasingly saturated, such as in major cities in Indonesia.

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

We expect our spectrum needs to continue to increase in the future in line with increased usage of our network, in particular with the increased use of data services as the internet becomes increasingly necessary for achieving productivity gains. As a result, we will need to acquire additional spectrum allocations through Government auctions to accommodate future traffic growth and support our business. The Government occasionally conducts auctions for unused spectrum allocation, such as the auction we won for 5 MHz spectrum in the 2.1 GHz frequency band in November 2022 seek to secure as much of the available spectrum as we expect to need for our operations. However, this is a scarce resource and allocations are subject to regulatory factors which may change over time (such as auction rules) and other considerations. As a result, we may not always be in a position to secure spectrum allocations that are consistent with our expectations or strategic objectives. If we are not able to obtain sufficient spectrum, we may be unable to maintain our ideal utilization level, may face network congestion, and may be unable to support the deployment of new technologies, all of which could affect our network performance and damage our reputation with our subscribers.

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

Telecommunications services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, the demand for faster and seamless usage of video and data across mobile and fixed devices. We continually invest in our networks in order to improve our wireless and broadband services to meet this increasing demand and remain competitive. Improvements in these services depend on many factors, including continued access to and deployment of adequate spectrum and the capital needed to expand our network to support tour ability to offer these services. We must maintain and expand our network capacity and coverage for transport of video, data and voice between cell and fixed landline sites. To this end, we have participated in spectrum auctions, at increasing financial cost, and continue to deploy technology advancements in order to further improve our network. Further, we must pay an annual right of usage fee for the license when we win additional spectrum, such as the additional 20 MHz spectrum in the 2.3 GHz frequency band that we won in May 2021 and the additional 5 MHz spectrum in the 2.1 GHz frequency band that we won in November 2022.

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

We regularly review our infrastructure network's capabilities, advantages, and available capacity, and continue to make substantial investments in the development of our infrastructure network, including our 4G/LTE and 5G infrastructure, to carry increasing volumes of data traffic.

The COVID-19 pandemic had an impact on consumption habits with more people working and studying from home, which positively impacted data traffic and shifted traffic from business districts to residential areas. We expect a continued and substantial increase in data traffic not only as a result of changes in consumption habits and consumers' behavior but also as a result of our efforts to make our data services affordable at a time where purchasing power and disposable income have been negatively affected. Since we launched our 4G/LTE services in 2014, the substantial increase in data traffic resulting from the growth of our wireless data traffic business, our 4G/LTE business and the proliferation of smartphones had significantly strained the existing capacity of our telecommunications network infrastructure.

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

Our debt includes bank borrowings used to finance our operations, and we have a mix of our fixed-rate loans and floating-rate loans in our bank borrowings. As of December 31, 2023, approximately 43.7% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans. Any future increases in interest rates would likely cause our financial expenses to increase as we enter into new loan agreements, including fixed-rate loans and credit facilities.

Worldwide macroeconomic changes driven by military conflicts in Gaza and Ukraine, coupled with a global economic slowdown, have led to rising energy and food prices, resulting in sustained global inflation and supply chain disruptions impacting Southeast Asia, including Indonesia. To support the Indonesian Rupiah and economy, Bank Indonesia ("BI") has adjusted interest rates several times in recent years. In February 2021, the BI benchmark seven-day (reverse) repo rate hit a historic low of 3.50% annually. As of March 6, 2024, this rate stood at 3.75%. Continued interest rate hikes may escalate financial expenses linked to floating rate loans, potentially adversely affecting our financial performance.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia.

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2021, 2022 and 2023, our consolidated capital expenditures totaled Rp30,329 billion, Rp34,146 billion and Rp32,858 billion (US$2,134 million), respectively. Our capital expenditure in 2023 was driven by the expansion of our subsidiaries. Key initiatives undertaken in 2023 included the construction of BTS by Telkomsel, the launch of a high-throughput satellite at the 113 East orbital point by Telkomsat to enhance terrestrial network infrastructure, the development of an international submarine cable system by Telin, and the establishment of HyperScale data centers in Batam and Cikarang by PT Telkom Data Ekosistem ("TDE").

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

Deterioration of the financial condition of our enterprise customers and/or of our subscribers could adversely impact our collection of accounts receivable and may also result in fewer purchases or delays in purchases of our products and services. Challenging macroeconomic conditions and financial market volatility due to several factors such as increased interest rates, global inflationary trends, geopolitical tensions, the military conflicts in Gaza and Ukraine, and ongoing trade disputes between China and the United States, could negatively impact the Indonesian economy and our customers, including reducing the purchasing power of our subscribers.

For the years ended December 31, 2022 and 2023, our receivables were approximately Rp8,895 billion and Rp10,948 billion, respectively. We regularly review the collectability and creditworthiness of our customers to determine an appropriate allowance for estimated credit losses. Based on our review of our customers, we currently have only immaterial reserves for uncollectible accounts. If our uncollectible accounts, however, were to exceed our current or future allowance for credit losses, our operating results would be negatively impacted.

Further, recent global inflationary trends and financial market volatility have resulted in funding constraints that may affect the timing and scale of new purchases of our products and services by some of our existing or prospective enterprise customers. The effects of recent macroeconomic uncertainties on our customers have also resulted in delays to contract negotiations or customer orders and may result in further delays. These factors could materially adversely affect our financial condition and operating results.

Legal and Compliance Risks

If we are found liable for anti-competitive practices, we may be subjected to substantial liability which could have an adverse effect on our reputation, business, financial condition, results of operations and prospects.

We are subject to laws and regulations relating to anti-competitive practices and anti-monopoly. Law No. 5 of 1999 on Prohibition of Monopolistic Practice and Unfair Business Competition, as amended by the Job Creation Law 2022 of the Republic of Indonesia (the "Business Competition Law") prohibits agreements and activities that amount to unfair business competition and an abuse of a dominant market position. Pursuant to the Business Competition Law, the KPPU was established as Indonesia's antitrust regulator, with the authority to enforce the provisions of the Business Competition Law.

In 2016, our Company, Telkomsel, and five other local operators were found to have violated the Business Competition Law for price-fixing practices related to SMS services. We and Telkomsel paid penalties to the treasury fund in the amount of Rp18 billion and Rp25 billion, respectively.

In 2017, allegations surfaced asserting that we had breached the Business Competition Law by offering bundled services of broadband internet, fixed wireline, and IPTV services through our "IndiHome" retail brand. Although the KPPU held that we did not violate the Business Competition Law, this incident underscored potential challenges from customers or regulators to our business strategy.

We have experienced occasional KPPU inquiries into alleged infringements of the Business Competition Law. While none of these inquiries have resulted in rulings adverse to our interests to date, they may divert our management's attention away from our business operations. In the future, if we are found to have violated the Business Competition Law, we may be subject to substantial liability in the form of payments of fines, the amount of which will be subject to the discretion of the courts, and which in turn could have a material adverse effect on our reputation, business, financial condition, results of operations, and prospects.

Regulatory Risks

Changes to our legal and regulatory environment may result in increased competition, reduced margins and operating revenue, asymmetric reduction in costs incurred by our competitors and increased regulatory and enforcement uncertainty.

Since the enactment of Law No. 36 of 1999 on Telecommunications, as later amended by the Job Creation Law 2023 (the “Telecommunications Law”) Indonesia's telecommunications industry has seen significant liberalization, further amplified by Presidential Regulation No. 49 of 2021, which eliminated foreign ownership limitations on various telecommunications business activities, such as fixed and mobile telecommunications networks. Given such changes, foreign investors may increase their ownership of telecommunications companies in excess of 67% or engage in various telecommunications activities independently, without having to establish joint ventures with local partners. This may attract new foreign investors or lead to increased foreign ownership of competitors in Indonesia or new market entrants with potentially larger resources competing for market share. As foreign investors explore opportunities in the Indonesian telecommunications sector, the industry may experience increased competition, placing pressure on profit margins and operating revenues for existing players. The asymmetric reduction in costs incurred by our competitors, coupled with the potential influx of new, well-resourced entrants, may require us to further enhance our operational efficiency, differentiate our service offering, and explore collaborative ventures, which may lead to additional costs and necessitate the implementation of new strategies in response to increased competition.

The introduction of new or modified regulations to keep pace with technological advancements adds a layer of regulatory complexity and uncertainty, which may impact our financial and operational performance. Notable regulatory changes include the MoCI Regulation No. 5/2021 mandating that all interconnection services must be migrated from TDM-based to IP-based platforms by December 31, 2024, posing challenges and potential revenue impacts for incumbents like us. For example, in order to comply with MoCI Regulation No. 5/2021, we had to significantly change our existing infrastructure (which our competitors rely on in providing conventional interconnection services and for which they pay tariffs to us) to adopt the new technologies. Consequently, our revenue from interconnection services has increased, but we will need to expend further capital resources to change our infrastructure. MoCI regulation No. 5/2021 also provides that during the transition period, the interconnection costs charged by us must remain the same as those agreed in the existing Interconnection Offering Document (Dokumen Penawaran Interkoneksi) and Interconnection Agreement limiting our ability to pass on the additional costs to those to whom we provide interconnection services.

Additionally, the enactment of the General Data Protection Regulation ("GDPR") in the EU and Indonesia's own Law No. 27 of 2022 on Personal Data Protection (the “PDP Law”), as well as recent amendments to Law No. 11 of 2008 on Electronic Information and Transactions Law as last amended by Law No. 1 of 2024 (the "EIT Law") and the recent MoCI Circular Letter No. 9 of 2023 on AI Ethical Guidelines (“MoCI AI Circular Letter”), underscores the increasing regulatory scrutiny around data protection and ethical AI use, necessitating significant compliance efforts.

Alongside Indonesian regulations, our business operations and services are subject to international laws where we operate or serve customers. Notably, global jurisdictions are intensifying their examination of how businesses handle personal data. This rigorous oversight could lead to new legal obligations, impacting our operations. One prominent example is the EU's GDPR, effective May 25, 2018, which governs the handling of personal data within EU member states, introducing strict compliance requirements and significant penalties for non-compliance. In Indonesia, the primary regulatory framework for personal data protection is the PDP Law addressing both digital and physical personal data management, with detailed implementing regulations yet to be issued. The PDP Law envisages the establishment of a Personal Data Protection Agency and introduces penalties for data protection breaches, including fines up to Rp60,000,000,000, and administrative sanctions for non-compliance, including fines up to 2% of annual revenue or an amount determined by violation variables. including fines up to 2% of annual revenue or an amount determined by violation variables. Additionally, the law stipulates various criminal offenses punishable by fines, with a maximum amount of Rp6,000,000,000, and/or additional sentences (e.g., confiscation of profits and/or assets obtained or proceeds from crimes).

As of the date hereof, the MoCI is in the process of drafting detailed implementing regulations, which are expected to clarify the PDP Law's prescriptions regarding data processing and to become effective in the third quarter of 2024. These implementing regulations are expected to outline obligations for data controllers and processors, including mandatory record-keeping of data processing activities, such as recording the sources, purposes, data types, security protocols, data transfers, and security measures. We have been implementing measures to adapt to the expected new requirements, but full compliance with new requirements and standards may necessitate further investments or delays of specific projects, which could impact our results of operations.

Furthermore, the MoCI AI Circular Letter and the amendments to the EIT Law intend to promote ethical AI utilization and child protection in digital platforms. These regulations requireelectronic system operators (“ESOs”) such as ourselves to incorporate preventive measures against risks to children posed by electronic systems and grant the Government substantial oversight capabilities over electronic systems in Indonesia. For instance, the MoCI AI Circular Letter outlines key responsibilities for businesses involved in AI-based programming and all ESO using AI in both the public and private sectors, such as ensuring that any decisions that may impact human beings will not be left to AI alone and be subject to human oversight and validation.

The recent amendments to the EIT Law significantly increase the responsibilities of ESOs, with a particular focus on child protection online. The amendments address the digital landscape's changing dynamics and aim to protect children from potential harm. To be fully implemented, these amendments will be supported by forthcoming Government, presidential, and ministerial decrees. A critical amendment to the EIT Law, Article 16A, directly targets the safety of children in the digital sphere by mandating ESOs to implement robust child protection mechanisms from the development to the operational stages of their systems. This includes setting age restrictions, verifying user identities, and establishing reporting channels to defend children's rights online. Instances of non-compliance with these requirements could lead to severe administrative penalties, including the possibility of system suspension or shutdown. Furthermore, the amendments emphasize the Government's broader regulatory authority within Indonesia's digital environment and grants the Government the power to compel ESOs to modify their operations, with penalties for non-compliance. While intended to promote a safe, fair, and innovative digital space, the broad scope of these powers has generated concerns over potential Government overreach and its implications for innovation and business growth within the sector.

The degree of Governmental oversight and the details of the Government's new requirements and standards are uncertain, presenting obstacles to our strategic and financial planning efforts. This evolving regulatory landscape may result in an increase in operational costs and the need for strategic adjustments to comply with stricter legal and regulatory standards, which may in turn have a material adverse effect on our financial condition, results of operations and growth prospects.

Moreover, licenses obtained by us under applicable Indonesian laws and regulations may be subject to conditions, compliance with which may be expensive, difficult or, depending on future regulatory, practically impossible. It is possible that Governmental authorities could take enforcement actions against us for our failure to comply with such regulations, including the aforementioned conditions. These enforcement actions could result, among other things, in the imposition of fines or the revocation of our licenses. Compliance with such regulations could require us to make substantial capital expenditures and consequently divert funds from our planned construction projects. We could also experience delays in our business schedules as a result of such compliance efforts. Each of the above could materially and adversely affect our business, prospects, financial condition, and results of operations.

Applicable regulations on tariffs and their implementation as supervised by the MoCI may affect our revenues and earnings.

MoCI Regulation No. 5/2021 governs tariffs for the provision of access to both telecommunications networks and telecommunications services. Tariffs on provisions of telecommunications networks consist of leased network and interconnection fees, whereas the tariffs on provisions of telecommunications services consist of tariffs for basic telephony, value-added telephony and multimedia services, including internet services for retail customers. MoCI Regulation No. 5/2021 sets out formulas that telecommunications operators like us must refer to in determining the tariff for our services.

Under MoCI Regulation No. 5/2021, the Director General of Post and Informatics Operations ("DGPIO") of MoCI supervises the implementation of tariffs. In its supervisory role, MoCI may take further action as it sees fit if it deems any of our actions to be potentially disruptive to fair competition in the telecommunications market. Accordingly, our promotional tariffs will need to be carefully planned and calculated to avoid any possible "predatory pricing" or anticompetition claim. If we violate the tariff rules, we may be subject to administrative sanctions under MoCI Regulation No. 5/2021.

Changes in regulated tariffs also directly impact our revenue. For instance, we derive substantial revenue from interconnection services, as we have the largest telecommunications network in Indonesia and our competitors must pay tariffs to connect to our network. Regulated SMS interconnection rates have been decreasing in recent years and may decrease further in the future. Such decrease has had and will have, if continued, a negative impact on our revenue.

MoCI Regulation No. 5/2021 also allows the public to participate in the supervision process by providing them the right to submit complaints and take other actions regarding tariffs that they may view as being unfairly charged by us. The MoCI, in its regulatory role of ensuring fair competition in the telecommunications industry and protecting public interest may effectively be able to set ceilings and floors on tariffs that we charge.

Regulations for the configuration of BTS towers may delay the installation of new BTS towers or changes in the placement of existing towers, and may erode our leadership position by requiring us to share our towers with our competitors.

In accordance with Government regulations, the construction of BTS towers requires permits from local governments. Obtaining these permits may be cumbersome and take an inordinate amount of time and may adversely affect the allocation, development, and expansion of our BTS towers. We may also be prohibited from setting up new BTS towers in certain areas, thereby restricting our expansion. Our existing BTS towers may also be adversely affected if local governments require any changes to their placement.

In addition, Government regulations require us to allow other telecommunications operators to lease space on our telecommunications towers in a manner that provides equal opportunity to and without any discrimination among such other telecommunications operators. These regulations enable our competitors to broaden their networks by using our infrastructure, thus avoiding the cost of constructing their own towers. This advantage is particularly significant in urban areas, where securing new tower locations is challenging, allowing competitors to swiftly expand and grow their operations. Moreover, our subsidiary PT Dayamitra Telekomunikasi Tbk. ("Mitratel") faces network sharing obligations for its passive infrastructure including towers and fiber optics. The implementation of these requirements, coupled with the potential issuance of multiple 5G licenses, could limit the availability of new sites for BTS towers certain regions. Additionally, any mandates for the retrofitting of existing towers to accommodate multiple operators could lead to our incurrence of additional expenses.

In order to operate our telecommunications towers, Indonesian regulations allow local governments to impose three types of fees: property tax (Pajak Bumi dan Bangunan), fees charged in connection with the grant of building approvals (Persetujuan Mendirikan Bangunan Gedung) and telecommunications tower control fees. These fees are determined on a cost basis subject to a formula provided by the MoF and the location of the telecommunications towers. While local governments that have imposed such fees have not charged material amounts as at the date hereof such fees could become material in the future. In addition, there could be material differences in the amount of fees that we would be liable to pay to the relevant local governments. If these risks were to materialize, it could have a material adverse effect on our operating results.

We may experience local community opposition to some of our tower sites.

We have experienced, and may in the future experience, local community opposition to our existing sites or the construction of new towers on new sites for various reasons, including aesthetic and alleged health concerns. As a result of such opposition, we could be required by the local authorities to dismantle and relocate certain towers. Opposition to the construction of new towers could also cause delays in the availability and completion of new towers. In extreme cases, vandalism could result in damaged equipment. In the year ended December 31, 2023, we were involved in 14 community disputes.

Opposition has also materialized regarding the site locations of some of Mitratel’s towers and the acquisition by Mitratel of other existing towers, mainly due to insufficient engagement with nearby residents concerning construction-related issues and the transfer of ownership rights from previous owners to Mitratel. If we are required to relocate a material number of our towers and cannot locate replacement sites that are acceptable to our customers, and/or local communities, or litigation proceedings, production delays or damages to equipment occur, it could materially and adversely affect our business, prospects, results of operations and financial condition.

We are subject to numerous non-tax state revenue payments and USO Contribution and any disagreement with the relevant authorities relating to such payments and/or failure to make such payments could subject us to the revocations of certain of our licenses, with limited recourse.

We are subject to multiple rules and regulations authorizing the Government to collect non-tax state revenue from us. The Government collects non-tax revenue from, among other things, tests for telecommunications devices, telecommunications operations and use of radio frequency spectrum. As a result, every licensed telecommunications operator must pay the Telecommunications BHP and USO Contribution. Telecommunications operators that use a communications satellite must also pay a satellite orbit fee.

According to the Telecommunications Law, a telecommunications operator that fails to make the non-tax state revenue payment and participate in USO Contribution may be subject to administrative sanctions; the most adverse sanction is revocation of an operator's telecommunications-related licenses issued by MoCI (though this should be preceded by written warnings). While we have not previously failed to make the requisite payments or disagreed with the computation of such payments, any failure by us to comply with these obligations may cause our licenses to be revoked. In addition, to our knowledge, procedures for challenging the assessment of any such obligations or for challenging sanctions that are assessed against operators with the relevant authorities have not been tested. Any revocation of such licenses could have a material adverse effect on our financial condition, results of operations and liquidity.

Our electronic money business is highly regulated.

We are subject to multiple rules and regulations in respect of our electronic money ("E-Money") business. The specific regulation of E-Money is mainly governed by BI. In 2021, BI introduced new rules allowing parties with payment system business activities to obtain one license for multiple types of payment services, compared to the previous rules requiring parties to obtain one license for each type of payment service they provided (e.g., separate licenses for each E-Money, payment gateway, and e-wallet business).

Any party that wishes to conduct E-Money business activities in Indonesia must first obtain a payment service provider (Penyedia Jasa Pembayaran or “PJP”) license granted by BI which may, depending on its category, cover specific payment system business activities such as E-Money. Our subsidiary Telkomsel has obtained an E-Money license from BI which also covers remittance services held by Finarya, an associate of Telkomsel. However, BI has the authority to take further actions as it sees fit, such as revoking a license, shortening the license period, or limiting the license holder's activity. If BI imposes any such actions on Telkomsel, our ability to conduct our ordinary course E-Money business would be limited, which may adversely affect our business, financial condition, and results of operations. See "Item 4. Information on the Company — Licensing — Payment Method Using E-Money " for more details on BI’s requirements for licensing.

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

Risks Related to the Development of New Businesses and Acquisitions

We may not succeed in our efforts to develop new businesses.

We believe that efforts to develop new businesses other than in the telecommunications sector, such as in the areas of digital life, smart platforms, and enterprise ICT, as well as efforts to pursue international expansion, are necessary to ensure continuing business growth. Risks related to new business development include competition from established players, suitability of our business model, competition from disruptive new technologies or business models, the need to acquire new expertise in new areas of operation, the inability to successfully organize and streamline our subsidiaries to create value from our multiple businesses, and risks related to online media which include intellectual property, consumer protection and confidentiality of customer data. Further, we have to focus on securing new enterprise customers. If we are unable to secure new contracts, or we are unable to renew our existing contracts with similar contract value, size, or margins to existing ones, this may adversely affect our business, results of operations and financial condition.

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

With our strategic focus on expanding our digital platform and services, achieving better FMC, accompanying and fostering the digitalization of Indonesian businesses and Governmental agencies, developing our offering of B2B services (such as for cybersecurity and cloud and data center services), and big data and IoT services and products, we face significant competition for suitably skilled personnel, such as software engineers, electrical engineers working in digital signal processing, developers and digital talents in general. The Indonesian high-tech and digital industry has experienced significant economic growth, including through the initial public offerings of regional technology companies. This accelerated economic growth of Indonesian and regional technology companies has led to a surplus of job opportunities and intense competition between Indonesia-based employers to attract locally qualified employees. As a result, we may not succeed in recruiting additional experienced or professional personnel, retaining current personnel, or effectively replacing current personnel who may depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. There can be no assurance that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on the implementation of our business strategies, our business, prospects, financial condition, and results of operations.

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

Our acquisition activities expose us to various risks.

We have in the past pursued, and may continue to pursue, acquisitions of complementary assets and businesses. In 2021, our subsidiary Mitratel acquired 4,000 telecommunications towers from Telkomsel, and in 2022, Mitratel acquired an additional 6,000 telecommunications towers from Telkomsel. In February 2023, Mitratel acquired 997 telecommunications towers from Indosat, and in November 2023, Mitratel further acquired 803 telecommunications towers from PT Gametraco Tunggal.

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

We derived 61.0%, 58.0% and 76.0% of our revenue in 2021, 2022 and 2023, respectively, from our mobile business through our 69.9% majority-owned subsidiary, Telkomsel. The remaining 30.1% interest in Telkomsel is held by Singapore Telecom Mobile Pte. Ltd. ("Singtel"). In addition, in line with our FMC initiative, we entered into an agreement with Telkomsel to combine our fixed broadband and mobile broadband services into a single business entity, by transferring a portion of our assets and liabilities allocated to the IndiHome business segment to Telkomsel (the "IndiHome Integration"). After the IndiHome Integration, we expect an increase in the contribution from Telkomsel to our consolidated revenue.

Singtel, a telecommunications company based in Singapore, may seek to influence the management, operation, and performance of Telkomsel. In the event that there are differences between us and Singtel regarding the business, strategy, and operations of Telkomsel, these issues may take time to resolve, or may not result in a positive outcome for our Group. These factors could materially and adversely affect our business, financial condition, revenue and operating results.

Our effort to streamline our corporate structure may not create expected synergies and efficiency in a timely fashion or at all.

To foster efficiency and increase synergies, we constantly assess opportunities to streamline our corporate structure, for instance by eliminating duplication of business management processes and internal administrative processes, and also by simplifying our corporate ownership structure. This exercise allows us to rationalize administrative costs and consolidate assets and activities used in the same businesses to use our resources and unlock their value more efficiently. In April 2023, in line with our FMC initiative, we entered into an agreement with Telkomsel to combine our fixed broadband and mobile broadband services into a single business entity, by transferring a portion of our assets and liabilities allocated to the IndiHome business segment to Telkomsel.

As we focus on the development of our digital service offerings, including smart platforms and digital services, we have started regrouping our teams, resources, and assets under one corporate entity. For instance, we are consolidating our data center assets under our subsidiary TDE, and our infrastructure assets under a proposed InfraCo. We also aim to enhance our regional entities to better tailor our service offerings to local market dynamics and respond more effectively to competitive changes in such markets, such as challenges from local competitors or the expansion of the service offerings or networks of national or regional competitors in such markets.

These streamlining efforts, however, have been delayed, and we may experience further delays. In addition, during transition periods, we may incur costs inherent to the implementation of such streamlining efforts without realizing the anticipated benefits to our businesses, competitiveness, costs, and synergies, which could have a negative effect on our financial condition and results of operations.

Our controlling shareholder's interests may differ from those of our other shareholders.

The Government has a controlling equity interest of 52.09% of our issued and outstanding shares of common stock and the ability to determine the outcome of all actions requiring the approval of our shareholders. The Government also holds our one Dwiwarna Share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. The Government may also use its powers as a majority shareholder or under the Dwiwarna Share to cause us to issue new shares, amend our Articles of Association or bring about actions to merge or dissolve us, increase, or decrease our authorized capital or reduce our issued capital, or veto any of these actions. One or more of these may result in the delisting of our securities from certain exchanges. In addition, the Government regulates the Indonesian telecommunications industry through MoCI.

As of December 31, 2023, the Government through PT Perusahaan Pengelola Aset (Persero), held a 9.63% equity interest in IOH, which competes with us in cellular services, data center services, IT solutions, system integration services, and fixed IDD telecommunications services. The Government's equity interest in IOH also includes a Dwiwarna Share which has special voting rights and veto rights over certain strategic matters under IOH's articles of association, including decisions on dissolution, liquidation, and bankruptcy, and also permits the Government to nominate one director to its board of directors and one commissioner to its board of commissioners. As a result, there may be instances where the Government's interests will conflict with ours. The Government may direct opportunities to IOH or favor IOH or any other telecommunications operator when exercising regulatory powers over the Indonesian telecommunications industry. If the Government were to give priority to the business of IOH or any other telecommunications operator over ours, or to expand its equity interest in IOH or acquire an equity interest in any other telecommunications operator, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

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

Risks Related to Indonesia

Political and Social Risks

Current political and social events in Indonesia may adversely affect our business.

Indonesia has, from time to time, experienced political instability. Indonesia also has many political parties, and securing a clear electoral majority has been proven challenging for any political party to date. These events have heightened political dynamics, contributing to general social and civil unrest on certain occasions in recent years. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other cities, expressing both support and opposition to former presidents Abdurrahman Wahid, Megawati Soekarnoputri, Susilo Bambang Yudhoyono, and the current President Joko Widodo, who is currently serving his last term as president.

The demonstrations focused on social and civil responses to specific issues, such as fuel subsidy reductions, privatization of state assets, anti-corruption measures, decentralization and provincial autonomy, and the New Criminal Code. Although these demonstrations have generally been peaceful, some have escalated into violence. After President Joko Widodo won the presidential election in 2019, allegations of electoral fraud prompted a rally against President Joko Widodo in Central Jakarta that resulted in a riot on May 22, 2019. The opposing party also filed a lawsuit alleging fraud to the Constitutional Court of Indonesia to challenge the election result, though the Constitutional Court rejected the lawsuit on July 27, 2019.

The most recent demonstration related to Indonesia’s current political environment occurred on February 7, 2024, with activists calling for the impeachment of President Joko Widodo due to concerns about perceived misuse of President Joko Widodo's power to influence the presidential election held on February 14, 2024 in favor of Prabowo Subianto, and President Joko Widodo's son, Gibran Rakabuming Raka, as presidential and vice-presidential candidates. Following the presidential election in February 2024, Prabowo Subianto emerged victorious with approximately 58% of the vote in the first round, as officially confirmed by the Indonesian Electoral Commission.

This situation, along with potential future sources of discontent, such as the national and regional elections in 2024, may lead to further political and social instability.

Separatist movements and clashes between religious and ethnic groups have also resulted in social and civil unrest in some parts of Indonesia, such as Aceh in the past and Papua more recently. There have been clashes between supporters of those separatist movements and the Indonesian military, including continued activity in West Papua by separatist rebels that has led to violent incidents in January 2023. There have also been inter-ethnic conflicts, for example in Kalimantan, as well as inter-religious conflict such as in Maluku and Poso.

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

Occasional attempts to reduce labor protections have incited public protests. Passage of the Job Creation Law 2020 led to numerous protests across Indonesia into 2021. This law amended more than 70 existing laws with the stated purposes of easing administrative requirements and increasing investments for creating new jobs. However, critics argued that the Job Creation Law 2020 would generally undermine existing labor laws and weaken environmental protections, leading to various controversies among the public. This led to organized demonstrations in major cities, including Jakarta, the central government, as well as other prominent cities such as Yogyakarta, Surabaya, and Malang. Some of these protests escalated into riots.

In response to legal challenges, the Constitutional Court of Indonesia declared the law to be "conditionally unconstitutional" in 2021. This ruling allowed the law to remain valid but required the Government and the House of Representatives to redraft the law within two years. There has been contention (and to a certain extent, political instability) in interpreting this verdict, and labor unrest may continue as subsequent regulations are issued. On December 30, 2022, the Government enacted the Job Creation Law 2022 to revoke and replace the Job Creation Law 2020, though all implementing regulations of the Job Creation Law 2020 will remain enforceable unless directly replaced by the Job Creation Law 2022. With the enactment of this regulation, the regulatory body has fulfilled the requirements to repeal the unconstitutional determination and effectively implemented Job Creation Law 2022.

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

There have been a number of terrorist incidents in Indonesia in the past two decades, which resulted in deaths and injuries, including a bombing at a Catholic church in Makassar on March 28, 2021 that injured more than 20 people and a bombing in Bandung, West Java on December 7, 2022, that killed one person and injured seven people.

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

Since 1999, Indonesia has undergone significant reforms in fiscal decentralization, devolution of power to local governments, and regional autonomy. As at the date hereof, there is uncertainty in respect of the responsibilities and the balance of power between the local and central governments regarding several subject matters. Those include procedures for renewing licenses, approvals, and levies imposed by local governments on our telecommunications towers.

For example, in 2023, local governments, including the government of Surabaya City, introduced regulations for calculating lease fees for land used for telecommunications infrastructure, whether on state-owned or public land. This model has been adopted by 59 other regencies/cities, such as Sidoarjo Regency, leading to increased levies on our digital infrastructure. The potential for more local governments to enact similar regulations raises concerns about regulatory inconsistencies and compliance difficulties.

In addition, local governments have from time to time sought to levy additional taxes or obtain new contributions, including for the utilization of certain parcels of land they owned and that are needed for to construct certain of our towers. This ongoing uncertainty could complicate our compliance efforts and raise questions about the legality of new taxes or the authority of local governments to enact further regulations impacting our business. These factors may adversely affect our business operations, financial health, and future growth prospects.

Macroeconomic Risks

Negative changes in global, regional or Indonesian economic activity could materially and adversely affect our business.

Our business performance is susceptible to downturns in the Indonesian, regional and global macroeconomic environment. In the past, Indonesia’s economy has faced major external shocks, such as the Asian economic crisis of 1997 and the global economic crisis in 2008, leading to recession, currency depreciation, high interest rates, and social unrest. More recently, although the Indonesian economy has recovered modestly from COVID-19, the economic situation in Indonesia may nonetheless deteriorate, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Downside risks persist in 2023 that could deteriorate the economic situation in Indonesia, Asia and globally. Key concerns include global trade disputes that disrupt global financial markets, expectations relating to the monetary and interest rate policies of the United States, concerns over China's economic health, economic protectionism, and the military conflicts in Gaza and Ukraine and related geopolitical tensions.

For instance, ongoing trade tensions between major economies such as the United States and China create uncertainty and volatility in the global financial markets, reducing capital inflows and investment in emerging markets such as Indonesia, exert downward pressure on currencies, and raise external financing costs for businesses. As such, we may face higher costs or difficulty accessing foreign capital.

Further, the U.S. Federal Reserve’s raising of interest rates has prompted capital outflows and currency depreciation in emerging markets as investors move towards U.S. dollar-denominated assets and has also resulted in higher inflation rates in Indonesia. Higher inflation rates make borrowing more costly for us, and we may experience lower profitability if we are unable to pass on higher financing expenses.

Further, in 2023, China has also experienced an economic slowdown as a result of downturns in its property sector and rising defaults in the corporate and shadow banking sector, which has led to the Chinese government reducing interest rates to support economic growth. An acceleration of China’s economic downturn may have an adverse impact on the global sector, including supply chain disruptions, and financial linkages that could spread risk. Slower economic growth in China also dampens business sentiment and the appetite for investment across the region, and we may experience weaker revenue growth as a result.

Since late 2021, tensions between the U.S. and Russia have escalated as Russia amassed large numbers of military forces around Ukraine and, in February 2022, Russia invaded Ukraine. In response, NATO has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration has announced certain sanctions against Russia. Further, the escalating conflict between Israel and militant groups in Gaza beginning on October 7, 2023, brings geopolitical uncertainty that could negatively impact the global economy. Prolonged fighting disrupts economic activity and raises supply chain risks in the Middle East region, which is a critical energy and trade hub. Escalation leading to higher oil prices would put upward pressure on already high inflation worldwide. The conflict also dampens business and consumer confidence globally, especially if unrest spreads across the Middle East. While the macroeconomic impacts may be limited if the conflicts in Gaza and Ukraine are contained, serious regional escalations would pose a significant downside risk to global growth and stability. In particular, the invasion of Ukraine and retaliatory measures that have been taken, or may be taken in the future, by the U.S., NATO, and other countries have created global security concerns that could result in regional conflict and otherwise have a lasting impact on regional and global economies.  These negative economic developments have adversely affected and will adversely affect both developed economies and developing markets, including Indonesia and other economies in Southeast Asia.

In 2023, the financial conditions of banking institutions have come under severe pressure and deterioration, as exemplified by the proposed restructuring of Credit Suisse Group AG and the failures of Silicon Valley Bank and Signature Bank in the first quarter of 2023, which caused increased volatility in capital markets.

Adverse economic conditions and protracted global uncertainties could result in less business activity, less disposable income available for consumers to spend and reduced consumer purchasing power, which may reduce demand for communication services, including our services, which in turn would have a material adverse effect on our business, financial condition, results of operations and prospects. Future economic instability in future could have a material and adverse impact on the performance of our business.

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us.

Our functional currency is the Indonesian Rupiah. Historically, the Indonesian Rupiah has been subject to significant depreciation and volatility against the U.S. Dollar and other foreign currencies. From a 2021 high of Rp14,219 to US$1.00 on December 24, 2021, the Rupiah depreciated in 2022 to a low of Rp15,893 to US$1.00 on October 31, 2023, (based on the middle exchange rate published by Reuters Refinitiv), due to, among other factors, the slowing global economy and strong U.S. Dollar. The Indonesian Rupiah may continue to soften in the future.

In addition, while the Indonesian Rupiah has generally been freely convertible and transferable, from time to time, BI has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian Rupiah or by using its foreign currency reserves to purchase Indonesian Rupiah. The current floating exchange rate policy of BI may be modified, and the Government may take additional action to stabilize, maintain or increase the Indonesian Rupiah's value, and any of these actions, if taken, may not be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls, or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining subscriber usage of our services, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could materially and adversely affect our business, financial condition, results of operations and prospects.

Rapid and excessive increases in levels of inflation and interest rates in Indonesia could materially and adversely affect our financial condition and results of operations.

Interest rates are affected by the inflation rate. Historically, Indonesia has experienced periods of high inflation. The inflation rate (measured by the year-on-year change in the consumer price index) remains volatile with an annual inflation rate of 5.51% and 2.61% in the years ended December 31, 2022 and 2023, respectively. Based on ongoing economic pressures in the wake of the military conflict in Ukraine, it is anticipated that inflation may continue to rise in the near future. Interest rates have increased rapidly and substantially as central banks in several countries and regional blocks raised interest rates in an effort to subdue inflation. If inflation causes interest rates to further increase significantly and results in a rapid increase in benchmark rates, it could have a material adverse effect on Indonesia’s economy, business climate and consumer confidence.

Even if we have not yet experienced any such impact on our revenues in 2023, higher inflation rates generally lead to a reduction in purchasing power, thus increasing the likelihood of a lower level of demand for our products and services in Indonesia, which would have a negative impact on our revenues. Further, any increase in our costs and expenses due to inflationary pressures that we would not be able to match (partially or fully) by increasing our prices would decrease our profit margin. Eventually, tighter monetary policy and potentially higher long-term interest rates may drive a higher cost of capital for our business. As a result, a high inflation rate in Indonesia could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could materially and adversely affect our business.

As of the date of this annual report on Form 20-F, Indonesia's sovereign foreign currency long-term debt was rated "Baa2" with stable outlook by Moody's, "BBB" with stable outlook by Standard & Poor's and "BBB" with stable outlook by Fitch.

These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due. Moody's, Standard & Poor's, Fitch and other statistical rating organizations may change or downgrade the credit ratings of Indonesia or Indonesian companies. In particular, the credit ratings of Indonesia or Indonesian companies, have been and may be downgraded in the future. Any downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating-rate Rupiah-denominated debt would also likely increase. Such events could materially and adversely affect our business, financial condition, results of operations, prospects and/or the market price of our securities.

Employment legislation in Indonesia could materially and adversely affect our business.

Over the past 10 years, the minimum wage in Indonesia has increased significantly. As national labor laws do not have any specific provisions to determine the amount of minimum wage increases, minimum wage increases can be unpredictable. In addition to directly increasing wages for lower-level employees, these minimum wage increases indirectly apply upward pressure on the wages of higher-level employees over time. As a result, any significant increase in the minimum wage in Indonesia may increase our manpower costs and have a material adverse effect on our cash flows, business, financial condition, results of operations and prospects.

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

For example, there were incidents of floods, weak tornados (puting beliung), and landslides in various regions in Indonesia between January and April 2021. On December 6, 2021, Mount Semeru, an active volcano, erupted and cut the telecommunications cable network (backbone) of cellular operators, requiring Telkom to reroute traffic to maintain telecommunications services in the area. Further, the island of Java has been impacted by strong earthquakes in November and December 2022, and the region remains prone to heavy rains, flooding, and volcanic eruptions. Given the geography of Indonesia, we are highly reliant on the use of submarine cables to provide services across the Indonesian archipelago. These submarine cables may be damaged by volcanic activity or friction with the ocean floor caused by earthquake tremors or otherwise, which may disrupt our ability to provide services to customers.

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

This risk consists principally of (i) physical risks, being the risks arising from increasing frequency and severity of acute weather-related events and longer-term chronic shifts in climate patterns, and (ii) transition risks, being the risks arising from the process of adjustment to a low-carbon economy. Together, these are referred to as "Climate Risk."

Climate Risk continues to be a core focus of regulatory policymaking across all jurisdictions in which we operate, including as a result of recent COP26-related initiatives. For example, many countries are incorporating environmental targets into their domestic policies, with increased pressure to set ambitious sustainability goals. We anticipate that the climate-related regulatory environment in which we operate will be subject to further regulatory developments. Such regulatory developments, together with existing guidance and expectations, may increase the potential transition risks for us, by mandating investments of resources for regulatory compliance, potential GHG emission taxes, and additional environmental monitoring and reporting obligations. These developments may raise the costs associated with energy consumption, notably as expenses on electricity represent a substantial portion of our operational costs. In addition, customer and public perceptions of our efforts to mitigate climate change may limit demand for our products and services, particularly if people perceive our efforts to be less effective than those of our competitors.

If governments fail to enact policies that limit the impact of global warming, our operations may be particularly susceptible to the physical risks of climate change such as droughts, floods, sea level change and average temperature change. For example, severe weather events have caused increased volatility in commodity prices, exacerbated disruptions in global supply chains, and impacted regions in which we operate, and may damage our infrastructure by causing failures of our fixed wireline and wireless networks. Should severe natural disasters occur in quick succession, we may not have sufficient resources to repair and restore our infrastructure in a timely and cost-effective manner.

In addition, rising temperatures could increase our operating costs by intensifying the cooling requirements of our network equipment and heightening the incidence of equipment failures, leading to write-offs and premature replacements. This upsurge in equipment failures could increase the risk of service disruption. The occurrence or continuance of any of the abovementioned risks could have a material adverse effect on our financial condition, results of operations and, if severe or prolonged, our prospects.

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

The trading price of our ADSs may fluctuate widely due to factors beyond our control. As a result of this volatility, investors may not be able to sell their ADSs at or above the price paid for the ADSs or ordinary shares, respectively. In addition to the factors discussed in this “Risk factors” section and elsewhere in this annual report on Form 20-F, these factors include:

•	variations in our revenue, earnings, cash flow and operating data;
•	regulatory or legal developments in Indonesia, jurisdictions where we carry out our operations or in the United States;
•	announcements of new investments, acquisitions or strategic partnerships by us or our competitors;
•	general economic, political, and market conditions and overall fluctuations in the financial markets in Indonesia, the United States, and other countries where we carry out our operations;
•	sales volumes of our ADSs or ordinary shares, or sales of our ADSs or shares by our senior management, directors or our large shareholders, or the anticipation that such sales may occur in the future;
•	stock market price and volume fluctuations of comparable companies and, in particular, companies that operate in the telecommunications industry or with most of their operations in Indonesia;
•	investors’ general perception of us and our business;
•	announcements of new products, services and expansions by us or our competitors;
•	changes in financial estimates or recommendations by securities analysts;
•	detrimental adverse publicity about us, our services or our industry;
•	additions or departures of key personnel; and
•	potential litigation or regulatory investigations.

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

As a dual-listed company, we are subject to IDX and NYSE listing and regulatory requirements concurrently. The IDX and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ADSs and our shares may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our shares notwithstanding that such event may not impact the trading prices of securities listed on the IDX generally or to the same extent, or vice versa.

Our financial results are reported to the OJK in conformity with IFAS, which differs in certain respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

In accordance with the regulations of the OJK and the Indonesia Stock Exchange ("IDX"), we are required to report our financial results to the OJK in conformity with IFAS. We have provided the OJK with our financial results for the year ended December 31, 2023, on March 22, 2024. We furnished such financial results to the SEC on Form 6-K dated March 25, 2024, which contains our Consolidated Financial Statements as of and for the year ended December 31, 2023, which were prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Based on IFAS financial statements, our profit for the year attributable to owners of the parent company were Rp24,760 billion in 2021, Rp20,753 billion in 2022 and Rp24,560 billion in 2023, and our net income per share were Rp249.94 in 2021, Rp209.49 billion in 2022 and Rp247.92 billion in 2023. For the fiscal year ended December 31, 2021, dividends declared per share were Rp149.97 and dividends declared per ADS were Rp14,997. For the fiscal year ended December 31, 2022, dividends declared per share were Rp167.59 and dividends declared per ADS were Rp16,759. The dividends for the fiscal year ended December 31, 2023 will be decided at the 2024 AGMS, scheduled for May 3, 2024.

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

Holders of our ADSs may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the Deposit Agreement. Upon receipt of voting instructions from them in the manner set forth in the Deposit Agreement, the depositary for our ADSs will endeavor to vote their underlying ordinary shares in accordance with these instructions. Under our Articles of Association, minimum notice periods apply for convening a general meeting or an extraordinary general meeting of shareholders. When such meetings are convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to allow them to exercise their voting rights with respect to any specific matter at the meeting. In addition, the Depositary may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. Furthermore, the Depositary will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any vote. If no voting instructions are received by the Depositary from a holder of our ADSs on or before the date specified by the Depositary, subject to certain exceptions, the Depositary shall deem that such holder has instructed the Depositary to give a discretionary proxy to a person designated by us with respect to the shares underlying such holder's ADSs. As a result, holders of our ADSs may not be able to exercise their rights to vote and they may lack recourse if the ordinary shares underlying their ADSs are not voted as they requested.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the Deposit Agreement, the Depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The Depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

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

We have been advised by our Indonesian legal advisor, that Indonesia is not a party to any bilateral or multilateral treaties for the reciprocal recognition and enforcement of foreign court judgment. Therefore, judgments of courts outside Indonesia are not recognized nor are they enforceable in Indonesia, although such judgments could be admissible as evidence in a proceeding on the underlying claim in an Indonesian court if the Indonesian court, in its sole discretion, deems it appropriate under the circumstances.

Furthermore, there is uncertainty regarding whether Indonesian courts will render judgments in original actions brought in Indonesian courts based solely upon civil liability provisions within the United States or similar claims in other jurisdictions. In the absence of a direct enforcement mechanism for foreign judgments, parties seeking enforcement in Indonesia would need to retry the case on its merits in Indonesia. The prior foreign judgement would be considered admissible as evidence during the subsequent enforcement proceedings in Indonesia. However, it is important to note that the Indonesian courts retain the discretion to assess the appropriateness of a foreign judgment under the given circumstances.

This process essentially requires the successful party in the foreign jurisdiction to initiate a new legal action in Indonesia, presenting their case anew, and relying on the foreign judgment as supporting evidence during the proceedings. There can be no assurance that the claims or remedies available under Indonesian Law will be the same, or as extensive, as those available in other jurisdictions.

As a result, it may be difficult or impossible for you to bring an action against us or against our Commissioners, Directors, or officers in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, under the laws of the Republic of Indonesia you may be unable to enforce a judgment against our assets or the assets of our Commissioners, Directors or officers as claimants would be required to pursue claims against us or such persons in Indonesian courts.

ITEM 4.              INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

Profile of Telkom

Telkom is the largest telecommunications company in Indonesia, in terms of revenue and number of subscribers, as of December 31, 2023. We provide fixed and mobile telecommunications services and solutions and ancillary services. We are innovative and continue to strengthen and optimize our portfolio businesses, services and solutions by creating strategic programs that maximize synergies and active portfolio management. Our existential purpose is to build Indonesia into a more prosperous and competitive nation while delivering the best value to our stakeholders. Our long-term vision is to be the most preferred digital telecommunications company and empower Indonesian society. To achieve this vision, we focus on three missions that cover many aspects of empowering society, including rapidly building sustainable digital infrastructure and smart platforms that are affordable and accessible to a wide range of customers, nurturing best-in-class digital talents to help develop Indonesia's digital capabilities and increase the adoption of digital technologies and services, and orchestrating a comprehensive digital ecosystem to deliver a superior customer experience.

In order to achieve our vision and missions, we continue to work to transform key aspects of our business: technology, organization, operations, people, and culture.

Company Name	:	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.
Abbreviated Name	:	PT Telkom Indonesia (Persero) Tbk.
Commercial Name	:	Telkom
Line of Business	:	Telecommunications and informatics networks and services
Tax Identification Number	:	01.000.013.1-093.000
Business Identification Number	:	9120304490415
Business License	:	9120304490415
Domicile	:	Bandung, West Java
Address	:	Jl. Japati No. 1, Bandung 40133, Indonesia
Telephone	:	+62-22-4521404
Facsimile	:	+62-22-7206757
Call Center	:	+62-21-147
Website	:	www.telkom.co.id The information found on our website does not form part of this Form 20-F and is not incorporated by reference herein.
E-mail	:	corporate_comm@telkom.co.id; investor@telkom.co.id
Ratings	:	International Ratings: "Baa1 (Stable)" by Moody's, "BBB (Stable)" by Fitch, and "A" by MSCI ESG Ratings for 2023 Domestic Rating: "idAAA" by Pefindo for 2023
Date of Legal Establishment	:	November 19, 1991
Legal Basis of Establishment	:

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

Ownership	:	– Government of the Republic of Indonesia – 52.09% – Public – 47.91%
Listing on Stock Exchanges	:	Our shares of common stock were listed on the IDX and the New York Stock Exchange (the “NYSE") on November 14, 1995
Stock Codes	:	– "TLKM" on the IDX – "TLK" on the NYSE
Authorized Capital	:	1 Dwiwarna Share and 389,999,999,999 shares of common stock
Issued and Fully Paid Capital	:	1 Dwiwarna Share and 99,062,216,599 shares of common stock
Offices	:	– 1 Head Office – 7 Telkom Regional Offices and 61 Telecommunications Areas

Service Centers	:

–   387 Plasa Telkom outlets

–   9 Global Offices in Australia, Hong Kong, Malaysia, Myanmar, Singapore, Taiwan, Timor-Leste, Dubai, the United States, and a total of 5 Sales Representatives in the United Kingdom, the Philippines, Canada, Vietnam, and India

–   309 GraPARI centers in Indonesia

–   571 IndiHome sales car units

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

Telkom’s Milestones

In 1965, the Government created the first state-owned company specifically focused on telecommunications services as part of a restructuring of the state-owned telecommunications industry in Indonesia.

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

In 1999, we launched the Telkom-1 satellite. We lost contact with this satellite in 2017, one year ahead of its planned decommissioning and replacement by the Telkom-4 (Merah Putih) satellite which launched in 2018.

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

In 2009, we transformed from an information telecommunications company to a Telecommunications, Information, Media and Edutainment ("TIME") company. We also rebranded, introducing a new corporate logo and the slogan "the world in your hand."

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

In 2015, we launched the retail brand "IndiHome," under which we market fixed voice, fixed broadband, IPTV, and consumer digital services in a bundled package.

In 2017, we launched the Telkom-3S satellite and commenced operations on schedule.

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

In April 2023, in line with our FMC initiative, we entered into an agreement with Telkomsel to combine our fixed broadband and mobile broadband services into a single business entity, by transferring a portion of our assets and liabilities allocated to the IndiHome business segment to Telkomsel. See "Item 10. Additional Information — Material Contracts."

In August 2023, our subsidiary Metranet collaborated with edtech startup PT Cerdas Digital Nusantara (“Cakap”) to provide digital educational content, and in October 2023, we completed the construction of our PATARA-2 submarine cable system connecting multiple islands across eastern Indonesia. In November 2023, we collaborated with KT Corp, a South Korean telecommunications company, to form a joint task force team to generate a business model for the data centers in Nusantara, Indonesia’s new capital.

For the years ended December 31, 2021, 2022, and 2023, our consolidated capital expenditures totaled Rp30,329 billion, Rp34,146 billion and Rp32,858 billion (US$2,134 million), respectively. The capital expenditures were primarily used for purchases of property under construction, cable network and equipment. See also "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures" for more information on our capital expenditures for the year ended December 31, 2023.

Information about the legislation under which we operate and a description, to the extent applicable, of our divestitures (including interests in other companies), since the beginning of our last three financial years, is contained elsewhere in this Form 20-F.

B.	BUSINESS OVERVIEW

Strategy

As the largest telecommunications company in Indonesia in terms of revenue and number of subscribers, we intend to become the preferred digital telecommunications company in Indonesia while also contribute to the prosperity and competitiveness of Indonesia and deliver value to our stakeholders. We intend to rapidly build sustainable digital infrastructure and smart platforms that are affordable and accessible to a wide range of customers. We seek to nurture digital talents to help develop Indonesia's digital capabilities and increase the adoption of digital technologies and services in Indonesia. We also seek to improve our customer experience through the development of a comprehensive digital ecosystem.

Strategic Focus 2023

Our long-term strategy focuses on achieving excellence in the future direction of our three digital business domains (digital connectivity, digital platform, and digital services) and the optimization of our current operations and services to maintain our market position, creating sustainable growth, unlocking value for our stakeholders, and fostering inclusive digitalization in Indonesia. Our corporate theme in 2023 was "Drive transformation agenda to ensure strong business fundamentals and healthy sustainable growth," which we sought to implement through the following three main programs:

●	Deliver best customer experience by strengthening data-analytics capability and digitization process. We are committed to comprehensively understanding customers’ needs and behaviors in order to anticipate them, by using data analytics across all touchpoints in the customer journey. We seek to increase the use of digital interfaces to improve the customer experience and the efficiency of our internal processes, and to refine our customer segmentation. We also aim to maximize customer engagement through customer relationship management units called CFUs, which focus on each of our five customer segments.
●	Execute timely business transformation to enhance portfolio performances in B2C-B2B and digital platform-infrastructure. We are continuing our business transformation such as B2C businesses consolidation and our B2B capabilities readiness enhancement as well as strengthening our digital platform infrastructure portfolio (e.g., data centers and B2B IT services) in parallel. For instance, in July 2023, we successfully consolidated our B2C businesses through FMC. Our FMC initiative aims to create a sustainable impact on the community for a more widespread, equitable and reliable broadband services, support the acceleration of digital inclusion and digital economy, increase the level playing field of the Indonesia telecommunication industry, and strengthen the company’s business in the future. Furthermore, by having FMC, we expect to increase revenue from potential commercial synergies and will also help TelkomGroup to be more efficient in operational expenses and capital expenditures.

●	Ensure key assets and business capabilities readiness by smart investment in talent and technology. We seek to build up key operational capabilities through the identification of, and targeted investments in, key talents and technologies. In addition, we seek to foster a digital culture, including by allocating internal resources more efficiently and encouraging and supporting digital talents that we cultivate organically and attract from external sources. We believe such investments and culture will help us to remain competitive and attain higher business performance.

The Five Bold Moves

Towards achieving our Strategic Objectives, we articulate our overall corporate intention into key initiatives called the 'Five Bold Moves'. The goal of these moves is to consolidate and build competitive advantages in our three digital business domains (digital connectivity, digital platforms, and digital services) and to support our long-term goal of becoming a world-class digital telecommunications company. Therefore, we expect to have a leaner organization, and to be more focused on our key businesses, more specialized in our capabilities, more efficient in our operations, and be engaged with the right customers, investors, and partners. The Five Bold Moves consist of the following:

●	Fixed-Mobile Convergence: we seek to develop our technology and services to optimize interoperability between our fixed and mobile networks to enable customers to switch seamlessly, regardless of location or device. We believe this will improve cost and operational efficiency and customer experience, which will ultimately enhance our market presence and strengthen our company’s business in the future.
●	InfraCo: we seek to unlock potential through the consolidation of our infrastructure assets, including our Optical Access Network infrastructure and portfolio of telecommunications towers. One way in which we do so is by consolidating our telecommunications tower assets under our subsidiary Mitratel. We believe the consolidation of our infrastructure assets will help us optimize asset utility, manage connectivity costs, and accelerate our market penetration, with the ultimate goal of increasing the value of our infrastructure assets and appeal to potential investors.
●	DC Co: we seek to enhance the capacity and capabilities of our data center business by consolidating our data center assets under our subsidiary, TDE and collaborating with other technology companies to accelerate the growth of our data center business and its presence in the region.
●	B2B Digital IT Services Co: we seek to transform PT Sigma Cipta Caraka ("TelkomSigma") to provide industry leading B2B digital IT services through partnerships and collaborations with global technology companies such as Microsoft and Amazon Web Services.
●	DigiCo: we seek to build, scale, and monetize digital services for businesses and consumers in health-tech, edu-tech, and mobile gaming through the consolidation of our digital assets, businesses, and talents under Telkomsel's holding company, PT Telkomsel Ekosistem Digital ("TED"). We will pursue a structured approach for the development of our digital business under TED.

Further development of 5G services

In 2021, our majority-owned subsidiary, Telkomsel, became the first cellular operator to offer 5G services in Indonesia. Since then, our strategy has been to progressively deploy our 5G network. We determine the pace of such deployment based on multiple factors, including the maturity of the Indonesian 5G ecosystem, our assessment of current and future demand for 5G B2B and B2C services (especially in the manufacturing, infrastructure, and education sectors), and the availability of additional 5G spectrum through future Government auctions. We are developing our 5G services in line with our aim to foster the development of the Indonesian digital ecosystem. To achieve this ambition, we collaborate with several technology companies to expand the development of the 5G Fixed Wireless Access Technology Roadmap in Indonesia. For example, Telkomsel and Huawei plan to collaborate and conduct the Superior City Project to deliver individual and enterprise customers with optimized connectivity experiences and digital services through the adoption of 5G applications, new technologies and the deployment of high-quality 5G networks along with the ecosystem in "smart cities."

Strategic partnerships

In 2023, we expanded our digital service offerings through partnerships and collaborations. For example, we formed alliances with global technology companies in cloud computing to support our data center business. We also continued to strengthen our digital services ecosystem through strategic partnerships, such as with Telkomsel's US$450 million (Rp 6.4 trillion) investment in PT GoTo Gojek Tokopedia (“GoTo”) from 2020 to 2022, with the goal of creating synergistic value from the inception of our investment. This synergy value has consistently increased year over year, and we continue to hold ownership stakes in GoTo up to the the date hereof. We intend to further collaborate with GoTo on initiatives relating to connectivity, digital platforms, and digital services. Telkomsat and Starlink have also been collaborating since 2022, such that Starlink has been providing backhaul services for Telkomsat in remote regions of Indonesia. Since November 2023, we have also been working with KT Corp, a South Korean telecommunications company, on a joint task force focused on developing a sustainable smart city model for Nusantara, Indonesia's future capital city.

Enhancing our assets through acquisitions and spin-offs

We seek to enhance our assets and digital capabilities through acquisitions and spin-offs. For instance, between 2019 and 2021, our subsidiary Mitratel acquired equity interests in PT Persada Sokka Tama (“PST”) and purchased 2,100 telecommunications towers from Indosat in Indonesia. As part of our efforts to increase the value of our infrastructure assets through consolidation, Mitratel also acquired 16,050 telecommunications towers from Telkomsel between 2019 and 2022 and conducted an initial public offering and listing of its shares on the IDX in November 2021. In 2022 and 2023, Mitratel acquired 6,012 km of Fiber Optic from PT Sumber Cemerlang Kencana Permai & PT Trans Indonesia Superkoridor, and 967 km of Fiber Optic from PT Power Telecom. Furthermore in 2023, Mitratel purchased 54 towers from PT XL Axiata Tbk ("XL Axiata") and 803 towers from PT Gametraco Tunggal.

In April 2023, in line with our FMC initiative, we signed an agreement with Telkomsel to combine our fixed broadband and mobile broadband services into a single business entity, by transferring a portion of our assets and liabilities allocated to the IndiHome business segment to Telkomsel, in order to create new synergies and improve our product and service offerings, customer experience, cost efficiency and revenue.

Environmental, Social and Governance (“ESG”) matters

In facing challenges related to ESG aspects, we implement sustainability policies and strategies guided by the pillars of sustainability: the Right Environmental Approach, the Right People, and the Right Governance.

●

The Right Environmental Approach pillar embodies our commitment to conducting our business in an environmentally responsible manner. By focusing on reducing the negative impact of the business chain, we strive to continue improving electronic waste management, working with vendors in managing waste, implementing energy efficiency and innovating to reduce emissions in Data Centers, building green BTS that use new and renewable energy sources (EBT). Implementation of this pillar is also our effort to mitigate climate challenges and risks.

●

The Right People pillar signifies our dedication to positively impacting all stakeholders, including employees, customers, and society. The main challenge in the social aspect is related to talent management, including digital talent readiness. Our responses to these challenges are strengthening human resource management, adapting policies supporting diversity, prosperity, and equality, and increasing HR competency to face digital acceleration and our Company's transformation.

●

The Right Governance pillar includes our commitment to implementing strong sustainability governance, including legal compliance, business ethics, customer privacy, and human rights. The biggest challenges in the telecommunications business are data security and cyber security. Our response in facing these main challenges is to carry out data security governance optimally so that we can protect customer privacy and data.

By implementing these three pillars, we aim to achieve balanced and sustainable ESG performance, ensuring that our digital transformation provides sustainable positive benefits for all stakeholders.

SUSTAINABILITY PERFORMANCE ACHIEVEMENTS

We believe that by integrating ESG into all aspects of our business, we can achieve sustainability performance targets and create a positive impact for a better future. Sustainability is a social responsibility and an integral element in our business strategy, creating a positive impact on the environment and society and contributing to sustainable business growth. Our sustainability performance achievements are outlined in each of the following three sustainability pillars:

Right Environmental Approach

In 2023, we implemented various initiatives to support sustainability practices and overcome challenges we face as a digital telecommunications company. Focusing on environmental aspects, we have proactively taken concrete actions, such as reducing carbon emissions through waste management activities, especially by managing our electronic waste, mangrove planting, conducting land revegetation in West Java, and coral reef rehabilitation. We have also used environmentally friendly energy sources such as solar cells, biodiesel, and micro-hydro power. We also seek to promote environmentally friendly transportation by encouraging its employees to use electric vehicles.

Within our offices, we aim to cultivate an environmentally friendly culture by managing resources effectively and efficiently, including by reducing the use of paper, water, and electricity. These efforts also include encouraging employees to reduce their personal waste. We actively involve our employees in electronic waste management by providing electronic boxes at every work location. By collaborating with our partners, we ensure that electronic waste is recycled into value-added goods that can be utilized and distributed to the community. These efforts reflect our commitment to sustainability and ongoing environmental responsibility.

Energy management is also being carried out to reduce energy use every year. One of the initiatives is to reduce electricity usage. We implement programs to reduce electricity usage in our offices and by our equipment. Our program is called "GePEE", which stands for Gerakan Peduli Efisiensi Energi (Energy Efficient Care Movement). Below are Telkom’s initiatives under this program:

1.	Room dividing and equipment repositioning;
2.	Regrouping of equipment;
3.	Temperature adjustment;
4.	Replacement of inefficient equipment;
5.	Use of energy saving lamps;
6.	Reducing over capacity and discontinuing air conditioners; and
7.	Dismantling or powering off equipment that is no longer in use.

In addition, in synergy with the Government's renewable energy objectives, we are currently evaluating the integration of solar cell technology within our operations and initiated a pilot project in 2023. As of the date hereof, the outcome and potential network-wide rolling out of this project are currently under review.

Right Governance

We aim to consistently implement sustainability governance and business ethics, comply with applicable regulations, and carry out supervision to ensure alignment with relevant norms and business ethics. In 2023, we made structural improvements in the Data Protection Officer (DPO)supervised by the Operational Vice President of Cybersecurity, with clearer assignments and functions. We also implemented changes to the Privacy Policy and Company Regulations to align with the provisions imposed by the PDP Law.

We also refer to international standards such as ISO 27001, for which we hold the corresponding certification, to intensify data protection and security. This step was taken to ensure that we met global data management and protection standards. Throughout 2023, there were no data leak incidents. All these efforts are directed at ensuring that we comply with applicable regulations and also provide an optimal level of protection and security for the data we manage, while adhering to the principles of business ethics.

Right People

In 2023, we continued to strengthened our efforts to develop the competencies of our employees through increasing training and education programs. Concrete steps have been taken to manage the Digital Talent Readiness Program an initiative aimed at developing employees’ digital capabilities to adapt to digital technology changes. Our focus also involves fair and ethical labor management by prioritizing the values of human rights, gender equality, diversity, and inclusiveness in the company environment. Currently, 36.95% of our employees are women, including 29.96% at the managerial level, and we actively empower individuals with disabilities.

We are not only internally oriented but also committed to providing the best experience to consumers. MyTelkomsel’s transformation is evidence of our efforts to maintain and increase customer loyalty. Integration of end-to-end product services as one more efficient solution. Through these various steps, our net promoter score used to (a commonly used market research metric used to rate the likelihood that customers would recommend a company or its products and services) reached 56.

To contribute to the community, we actively manage capacity building for MSMEs. This effort aims to produce more advanced MSMEs while continuing to empower them through digitalization. The Digital Empowerment for the Nation initiative is our foundation in carrying out a positive role in encouraging economic progress through empowering micro and small enterprises (MSEs).

Business Portfolios

Our business portfolios are organized by business lines that are categorized into Legacy, Digital Connectivity, Digital Platform, and Digital Services. Those businesses lines are operated under five customer base segments (i.e., CFUs):

•

Mobile segment comprises mobile broadband services; mobile digital services that include e-Health, e-Education, financial services, video on demand, music, gaming, IoT solutions, big data analytics, value-added service, digital ads, and mobile legacy services that include mobile voice and mobile SMS;

•	Consumer segment comprises fixed voice services, fixed broadband services, IPTV, and related consumer digital services;
•

Enterprise segment mainly comprises ICT and digital platforms, which cover enterprise-grade connectivity services (e.g., satellite), IT services, cloud, business process outsourcing, and other adjacent services;

•

Wholesale and international business segment comprises wholesale telecommunications network and traffic, international business, wholesale platform and services, telecommunications tower business, data centers, and infrastructure and network management services; and

•

Other segment comprises digital services offerings such as digital smart platform, digital content, and e-commerce for B2B to support other segments, and property management to leverage our property assets across Indonesia.

Historically, digital connectivity has generated the largest share of our total revenue. Thus far, our business has not experienced significant seasonality.

The following is a brief overview of our product portfolios:

1. Mobile Segment

Our mobile segment portfolio comprises legacy services such as voice and SMS, alongside digital products such as data and value-added services, executed through Telkomsel, our majority-owned subsidiary. In 2023, mobile services, especially data, remained the principal driver of our revenue.

Telkomsel's prepaid mobile services, branded as "Telkomsel Prabayar" (introduced in 2021) and "by.U" (introduced in 2019), accounted for 95.3% of the total number of cellular subscribers as of December 31, 2023. Meanwhile, Telkomsel's postpaid mobile services, branded as "Telkomsel Halo," were accounted for 4.7% of the total number of cellular subscribers as of December 31, 2023. The total number of cellular subscribers increased by 1.6% or 2.5 million subscribers, from 156.8 million subscribers (comprising 149.7 million prepaid cellular subscribers and 7.1 million postpaid cellular subscribers), as of December 31, 2022, to 159.3 million subscribers (comprising 151.8 million prepaid cellular subscribers and 7.5 million postpaid cellular subscribers) as of December 31, 2023. The increase in the total number of cellular subscribers was primarily a result of the company's cross-selling and up-selling strategy, which focused on offering better-value packages to capture and retain quality customers, thereby elevating customer experiences. Telkomsel's renewal strategies, which incorporated customer value maximization analysis, resulted in an increase in annual ARPU by 7.5% from 2022 to 2023. Nonetheless, we remain subject to intense competition in this segment.

Our mobile broadband services are supported by 5G/4G/LTE/HSDPA/3G/EDGE/GPRS technology. As of December 31, 2023, we had 127.1 million data users, compared to 120.9 million data users as of December 31, 2022, an increase of 5.1%, or 6.2 million additional data users. We believe this increase in data users primarily resulted from our initiatives to strengthen our digital business portfolio. In 2023, Telkomsel continued to support and incentivize healthier market behavior for strengthening business profitability and industry rationalization through several price adjustments. Major competitors also implemented price rationalization initiatives in 2023.

In addition to our digital connectivity business, we established several digital service offerings within our mobile segment with a specific focus on financial services, video on demand, music, gaming, advertising, and IoT. Our mobile segment comprises a financial payment platform, T-Cash, which pioneered digital payments when it was introduced in 2007 by Telkomsel. In 2019, T-Cash became LinkAja under PT Fintek Karya Nusantara ("Finarya"). As at the date hereof, Telkomsel owns a 24.83% equity interest in Finarya.

We also offer video content on demand under MAXstream, a one-stop video portal that aggregates OTT video applications, linear channels, video on demand and other original content bundled with broadband data packages. We provide music and gaming services that offer a mobile entertainment experience by targeting various consumer segments and leveraging Telkomsel's billing system. We have applications for music (e.g., Langit Musik) and Telkomsel Dunia Games, which provides a comprehensive gaming ecosystem combining media content, distribution, payment facilities, e-sports, and game publishing. We have launched online games and started developing gaming communities to enhance customer experience. With rapidly evolving customer needs and the transformation taking place in the society, we aim to enhance our product offerings and digital capabilities to go beyond connectivity while accelerating and expanding our current digital ecosystem, to continue to focus on customer needs and long-term growth supported by network quality. This initiative includes enriching digital services related to video and games content, augmenting the functionalities of by.U, developing Telkomsel Orbit, and improving the functionality of the MyTelkomsel app and Telkomsel.com.

Following Telkomsel’s investment in GoTo in November 2020 and May 2021, the two companies have strengthened their strategic partnership initiatives to provide users with new benefits and also help to accelerate the digitization of MSMEs.

GoTo has already developed a comprehensive and well-recognized digital ecosystem for users, drivers, and merchants. Our partnership with GoTo is multi-faceted. We have jointly promoted products and services such as SIM card promotions and advertising packages and conducted co-branding activities to better service our respective customers and expand our addressable markets. For instance, we have offered data packages and discounts designed for GoTo drivers. We are also collaborating with GoTo to better understand the consumption habits and behaviors of users and customers in order to improve our products and solutions offerings. Following this investment, the two companies have strengthened strategic partnership initiatives to provide users with new benefits and also helped to accelerate the digitalization of MSMEs. These initiatives to increase the number of Telkomsel users within the GoTo ecosystem include creating easy onboarding capabilities for GoTo’s MSME partners to become Telkomsel reseller partners, integrating MyTelkomsel and GoPay, collaborating on loyalty programs, and providing GoTo with a number masking service. We expect additional digital initiatives in collaboration with GoTo in the future.

The Job Creation Law 2023 aims, among other things, to support the acceleration of digitalization and accessibility of broadband services in Indonesia through various means. These include optimizing use of frequency spectrum, limiting passive infrastructure by imposing certain network sharing obligations on non-telecommunications companies and ensuring a sustainable competitive environment through price regulation. To optimize spectrum use, the Government ordered a switch from analog to digital television broadcasting in 2022 (known as the analog switch-off) in the 700 MHz frequency band.

Telkomsel officially launched 5G services in May 2021, becoming the first cellular operator to offer 5G in Indonesia. As of 2023, Telkomsel has made 5G available by deploying 654 BTS towers at selected points in more than 40 cities in Indonesia as part of its strategy to roll out 5G through a demand-based approach for B2C and B2B segments, including in the manufacturing, infrastructure, and education sectors. We intend to maximize the use of 5G and publicize the advantages of the 5G network to further encourage the growth of digital connectivity, digital platforms, and digital services in Indonesia, as well as the development of future technology solutions such as AI, cloud computing and IoT. The deployment of 5G services will be gradual, based on assessable demand, and will be conducted with our partners.

2. Consumer Segment

Our consumer segment portfolio comprises fixed voice, fixed broadband, IPTV, and consumer digital services. We market these service offerings under the retail brand "IndiHome," a product that allows customers to choose one or more of such services in a bundled package.

In April 2023, in line with our FMC initiative, we entered into an agreement with Telkomsel to combine our fixed broadband and mobile broadband services into a single business entity, by transferring a portion of our assets and liabilities allocated to the IndiHome business segment to Telkomsel (the "IndiHome Integration"), in order to create new synergies and improve our product and service offerings, customer experience, cost efficiency and revenue. As part of the implementation of our FMC initiative, Telkomsel also launched "Telkomsel One" in July 2023. This new product aims to encourage equitable distribution of digital connectivity throughout the community through a wide selection of customer-centric packages and a multi-screen approach for content optimization.

Telkomsel is focused on maintaining the business continuity of IndiHome by maximizing synergies between fixed broadband and mobile broadband services, while pursuing revenue growth. This is to be achieved through cross-selling activities, service integration, optimizing platform cost and contents, avoiding investment duplication, and integrating customer touchpoints by closing down more than 290 overlapping stores.

Telkomsel aims to accelerate fixed broadband penetration and meet the demand for reliable high-speed broadband by improving its service offerings and maintaining high quality service standards. Moreover, Telkomsel has accelerated the acquisition of new IndiHome B2C customers by approximately 425 thousands in the first six months following the IndiHome Integration, maintaining a stable ARPU at Rp252.7 thousand.

Telkomsel also offers the wifi.id service to IndiHome customers, which is an add-on service that allows IndiHome customers to enjoy unlimited internet access at all wifi.id access points in Indonesia. Wifi.id stands for Indonesia Wi-Fi, our wireless public internet network that provides public access to high-speed internet services and various other multimedia services.

3. Enterprise Segment

Our enterprise segment comprises mainly ICT and platform services that cover enterprise-grade connectivity services, satellite services, data center and cloud services, digital IT services, business process outsourcing, devices, and digital adjacent services.

For enterprise connectivity, we offer fixed broadband, Wi-Fi, ethernet, and data communication services, including a SD-WAN ecosystem that enables higher performance of WANs, leased channels such as Metro Ethernet, VPN-IP, high-capacity data network solutions providing point-to-point connection with high-capacity bandwidth, and fixed voice services, among others. We also provide satellite services as part of our enterprise connectivity product offering in some segments, such as aviation, maritime, mining, and plantation, as well as other satellite-based services for domestic and international users while continuing our presence and support in cellular backhaul and government services.

In 2020, we launched FLOU Cloud to foster digital growth for Indonesian startups, SMEs, large corporations, and Government entities by offering services such as cloud computing, data storage, networking, and data security. In 2022, Telkom Sigma upgraded FLOU Cloud's capabilities and performance to increase our market presence and strengthen data safety. We have also obtained the ISO 27000 certification in recognition of our commitment to data safety. In addition, we have implemented Cloud Security Alliance Security, Trust, and Assurance Registry (STAR) measures. In partnership with leading cloud service providers, we primarily target Indonesian customers in sectors we expect to grow, such as customers in the finance, manufacturing, Government, and communications sectors, to whom we offer professional cloud management and consultancy services.

Our connectivity services support critical functions across various industries. Our ICT and industry solutions function as horizontal platforms encompassing IoT, data centers, cloud services, big data, cybersecurity, and payment systems. Our platforms facilitate innovation by providing state-of-the-art solutions for our customers' applications, digital marketing, finance, e-health, and entertainment, among others. For instance, we offer payment services and big data analytics that provide information used by our customers to design more effective marketing initiatives. We assist our customers with customer relationship management and IoT deployments, including to set up smart building, for purposes of energy management and fleet management, backed by consolidated communication systems and enhanced IT security. Our digital and IT services capabilities enhance our e-health offerings, for instance by simplifying healthcare claims processing. In 2023, we focused on our ICT business, delivering specialized solutions for the Government and the logistics, healthcare, education, financial, insurance, agriculture, and mining industries.

4. Wholesale and International Segment

Our wholesale and international business segment includes domestic and international wholesale traffic, wholesale network, wholesale digital platform and services, data centers, telecommunications tower business, and infrastructure services business.

The domestic and international wholesale traffic, wholesale network and wholesale digital platform and services that we offer comprise network services, data, and internet, as well as interconnection services, value-added services, voice-hubbing, A2P SMS, platforms, and solutions.

We earn revenue principally from interconnection services that we provide other telecommunications operators that utilize our network and infrastructure in Indonesia, both for calls that terminate at and calls that transit via our network. Similarly, we also pay interconnection fees to other telecommunications operators when we use their networks to connect a call from our customers. Interconnection services that we provide to other telecommunications operators comprise domestic and international interconnection services. With regards to our telecommunications tower business, we lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. As of December 31, 2023, we had approximately 43,047 towers, comprising approximately 38,014 towers owned by Mitratel, approximately 477 towers owned by Telkom, and approximately 4,556 towers owned by Telkomsel. We aim to consistently expand our telecommunications tower business as we believe this is a strategic business in the telecommunications industry and intend to increase our tower rental revenues. We also seek to improve our operation and maintenance efficiency by digitalizing our internal business processes. Our subsidiary Mitratel has been purchasing towers in the past few years and as of December 31, 2023, Mitratel owned 38,014 towers, having purchased 997 telecommunications towers from Indosat in February 2023 and 803 telecommunications towers from PT Gametraco Tunggal in November 2023.

We provide managed infrastructure and network services by performing network construction and maintenance, including laying and maintaining submarine cable, and energy solutions for telecommunications infrastructure ecosystems. We accomplish this by leveraging existing businesses in our portfolio and developing in-house capabilities and innovative solutions. As part of our infrastructure portfolio, we have developed energy management solutions. As such, we completed the delivery and installation of diesel power plants in the Kalimantan and Sulawesi regions in 2017. After completion of this project, we were engaged by an SOE into 2023 to manage the maintenance of some of the diesel engines we had delivered and installed. In 2017, construction was completed for the SEA-US submarine cable which connects California to Manado, Indonesia, and by extension to the IGG submarine cable, which connects major cities in Indonesia as well as the SEA-ME-WE 5 and SEA-US cable systems. In 2023, we completed construction of our PATARA-2 submarine cable system connecting multiple islands across Indonesia, which enhances connectivity among the cities of Waisai, Manokwari and Supiori. We plan to add additional landing points for redundancy and further deploy submarine cables in the future.

Globally, telecommunications tower providers are optimizing value creation by embracing new growth opportunities. They are shifting from providing basic interconnection services to also providing a broad range of support including fiber optic services and mini data centers to customers. Increases in data usage and high bandwidth applications are making it necessary to compute and store data closer to customer premises, which tower providers are taking advantage of by setting up edge computing on tower sites. Further, by deploying micro data centers close to the network edge, telecommunications tower providers may be able to enable ultra-reliable low latency communication in 5G services that could unlock new business opportunities. Demand for and reliance on edge computing technology is also expected to increase with the emergence and development of high-throughput and low-latency applications such as high-speed video services, augmented reality and virtual reality applications, autonomous driving and other communication applications. We expect the future deployment of 5G technology will also provide growth opportunities to our wholesale segment. The deployment of 5G technology in Indonesia is subject to various factors and conditions, but we intend to become leaders in the industry for carrying out such deployment in a cost-efficient and phased approach to offer 5G wholesale services in Indonesia.

In 2022, we continued to consolidate and expand our data center capabilities, including our cloud services and marketplace services. We began consolidating our data center business under our subsidiary, TDE, in 2021 by transferring our then under-construction Cikarang HyperScale data center. In 2022, we transferred our enterprise data center business in Sentul, Serpong and Surabaya from Telkom Sigma. TDE continues to expand the capacity of our HyperScale data center in Cikarang and has begun building a second HyperScale data center, in Batam. We plan to continue consolidating our domestic and international data centers under TDE in the future and to expand our capacity in order to become a market leader in the data center ecosystem.

Our subsidiary, PT Telekomunikasi Indonesia International (“Telin”), continues to strengthen its international business. Telin has developed its NeuAPIX cloud-based CPaaS services to provide small, medium, and large companies and business owners with omni-channel communication features (bots and live chats, real-time voice capabilities, SMS, emails, video calls and messaging services such as Line or Facebook messenger). Telin also offers NeuTrafiX, a web-based public exchange platform for connecting buyers and sellers for wholesale trading of voice, SMS, and virtual numbers. Telin also manages data centers in Singapore, Hong Kong, and Timor-Leste. In 2023, Telin unveiled TNeX, the Telin NeXt Gen Platform which enables businesses to connect their data centers across the globe by allowing customers to select, acquire and monitor provisioning statuses for a range of connectivity products while granting customers the ability to instantaneously fine-tune bandwidths according to their needs.

We also have limited operations and/or interests in a number of jurisdictions outside Indonesia in telecommunications and data-related areas. Our subsidiary, Telin, manages our international operations in the following jurisdictions:

●	Singapore, through Telekomunikasi Indonesia International Pte. Ltd. (“Telin Singapore”), where we operate as an end-to-end information and communication technology provider, providing cloud and connectivity, wholesale voice services, data center and manage services;

●	Hong Kong, through Telekomunikasi Indonesia International Ltd. (“Telin Hong Kong”), where we provide wholesale voice services, wholesale data services, retail mobile services as an MVNO, and where we also operate a GraPARI center and a data center;
●	Timor-Leste, through Telekomunikasi Indonesia International S.A. (“Telkomcel”), where we provide mobile cellular services, enterprise solutions, wholesale and international services and operate a data center;
●	Australia, through Telekomunikasi Indonesia International Pty. Ltd. (“Telin Australia”), where we provide enterprise solutions, wholesale and international services;
●	Taiwan, through Telin Taiwan Limited as an indirect subsidiary of Telin, where we provide retail mobile services as a MVNO, digital retail services and operate a GraPARI center;
●	Malaysia, through Telekomunikasi Indonesia International Sdn. Bhd. (“Telin Malaysia”), where we hold a majority ownership interest in a joint venture that provides international airtime services and support, wholesale voice services, enterprise solutions as well as wholesale and international services;
●	The United States, through Telekomunikasi Indonesia International Inc. (“Telin USA”), where we provide data services, internet connectivity services (including operating Point of Presence, peering and transit services) and wholesale voice services;
●	Myanmar, through a branch office, where we provide data connectivity service;
●	Dubai, through a branch office, where we provide wholesale voice services, wholesale data services and enterprise services;
●	The United Kingdom, through a sales representative, where we provide wholesale data services and enterprise services;
●	The Philippines, through a sales representative, where we provide wholesale data services and enterprise services;
●	Vietnam, through a sales representative, where we provide wholesale data services and enterprise services;
●	Canada, through a sales representative, where we provide wholesale data services and enterprise services; and
●India, through a sales representative, where we provide wholesale data services and enterprise services.

We regularly assess these overseas operations, their profitability, prospects, and strategic positioning in order to optimize our portfolio structure. We may make further investments or divest existing investments from time to time based on such assessments. In Indonesia, we continue to monitor the potential for further consolidation in the telecommunications tower business.

5. Other segments

Digital Services

Our digital services portfolio primarily comprises media and edutainment services targeted to digital consumers. Our diverse digital portfolio is clustered into a smart platform and gives access to digital content and E-Commerce. We also manage a venture capital fund through our subsidiary, PT Metra Digital Investama (also known as “MDI Ventures”) to invest in digital startups. Our smart platform business line consists of digital advertising, intelligent applications, big data, IoT, and financial services. Our financial services offering focuses on creating a digital financial ecosystem by offering digital payment solutions. For example, LinkAja (formerly known as T-Cash) is an E-Money service provided by Telkomsel that enables Telkomsel customers to perform banking activities such as paying bills, transferring funds, and making online and offline retail payments on customers' smartphones and/or feature phones. The comprehensive financial services offered by LinkAja are expected to further accelerate financial inclusion and foster the development of a cashless society as envisioned by the Government in its Non-Cash National Movement Program. As at the date hereof, Telkomsel owns a 24.83% equity interest in Finarya, and we expect our strategic partnership with GoTo will allow us to expand our digital ecosystem, benefit from co-branding and joint promotional activities, and bring us closer to customers of digital services.

Telkomsel established TED as a holding company to provide digital services in the edu-tech, health-tech, and gaming sectors. TED intends to collaborate with Indonesian startups, investors, and stakeholders in the digital industry. As an example, TED has partnered with Agate, one of the largest game developers in Indonesia, to expand access to locally made games and so open opportunities for local creators in Indonesia’s gaming ecosystem.

In 2022, we introduced a new brand, Leap, as an umbrella brand for all of our digital transformation products and services. We seek to use Leap to help achieve Indonesia's digital sovereignty by creating technological solutions through collaboration and innovation.

In 2023, our subsidiary, Metranet and Cakap have collaborated to provide Education Digital Content on the Metranet Platform, namely Cazbox Edu. The target market includes public and private schools from various levels across Indonesia.

PT. Telkom Indonesia is a company that operates in the telecommunication sector, but considering the current pace of changes, our company has to innovate to keep innovating, therefore we provides an End-to-End Big Data Platform called BIGBOX which is an analytical big data platform with end-to-end data management and Analytics, designed to help organizations manage and analyze large amounts of data in various environments and various data formats, to provide insights, problem solving, or create value for the business or organization. We currently have three segments namely PRODUCTS (end-to-end Big Data Platform to generate insights that suit client’s operational and business needs), SOLUTIONS (Helping clients turn complex data into actionable insights across various use cases in various Industries), and SERVICES & SUPPORT (Helping clients build data-driven organizations with expert support, training and consulting services).

These three segments are divided into vertical products and horizontal products, where the vertical products consist of BigOne (One Data Platform to help the government to unite scattered data into one data management), BigMarket (E-commerce Analytical Platform for analyzing e-commerce products), BigSosial (Social Media Analytics Platform to help monitor and analyze trends, brands, social, political & economic issues on social media), BigView (Smart Government Dashboard that provides integrated services from various vertical applications to view regional information, regional potential, vision and mission to the regions), BigLegal (Legal Analytic to collect all systematic legal regulations that are accurate, valid and up-to-date), and BigVision (Video Analytics and eKYC to help provide API services related to Video Analytics and eKYC) and supported by seven horizontal products consisting of BigAction, BigSpider, BigLake, BigSearch, BigQuery, BigBuilder, and BigEnvelope.

Our digital content portfolio comprises music and gaming. We manage our digital content portfolio across the Group and also manage the relevant value chains which mainly consist of sourcing content, providing the content platform, dealing with payments, and marketing. Our digital content portfolio focuses on providing consumers with a mobile entertainment experience. It targets different consumer segments and leverages Telkomsel's trusted billing system to facilitate transactions. It offers applications for music (e.g., Langit Musik for music streaming and an application for ringtones called Nada Sambung Pribadi) and games (e.g., Upoint.id and Dunia Games, which combines game content data for several games with game vouchers). We have been developing our gaming portfolio, our E-Commerce business with a specific focus on B2B E-Commerce opportunities, Xooply, a B2B marketplace for our customers, and investing in B2B IT digital services.

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

In 2023, we took initiatives to develop and face the changing scape, aligning with our commitment to innovate and sustain. Guided by a vision for progress, we undertook Five Bold Moves to support Telkom’s transformation in property management. We intensified our efforts in constructing state-of-the-art buildings designed to facilitate the growth of our data centers. This infrastructure expansion aligns with our mission to speed up the digitalization across high-traffic sectors, ensuring smooth services and product delivery. Expanding on our insight we placed strategic emphasis on the external market, fostering collaborations and partnerships to broaden our impact. This outward focus allowed us to tap into new opportunities and markets, contributing to our sustained growth. As part of our corporate evolution and expansion into the external property management market, our subsidiary focused on property management, PT Graha Sarana Duta (“GSD”) has unveiled a revamped logo, marking a significant step in building a strong corporate brand image. This rebranding effort reflects our commitment to remaining dynamic and relevant in the ever-evolving business, especially in areas focused on digitization. Through our improvement projects to adapt to global challenges, we continue to develop our properties to support the digital business ecosystem by delivering E-Commerce co-warehousing and cold storage collaborations. Furthermore, in our commitment to environmental stewardship, we are making efforts to enhance our services and energy management program.

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

Network Infrastructure and Development

In line with our vision and mission, we classify our network infrastructure into two categories, namely: (i) our national network infrastructure (including IT, cybersecurity, and services), which supports our Indonesia Cyber Core program and (ii) our international network infrastructure, which supports our international expansion program.

National Network

Throughout 2022 and 2023, we further developed our Group IT infrastructure, encouraged internal digitalization initiatives, and enhanced customer services while expanding our Next Generation Network capabilities. We sought to drive digital connectivity service innovation, fortify cybersecurity, enhance network quality, deploy Future State Architecture, optimize capital and operating expenditure, modernize our operating model, and improve talent management. We regularly conduct software and network vulnerability assessments, and we offer cybersecurity training to all employees. Our commitment to network development aligns with the Indonesia Broadband Plan, aiming to improve broadband access nationwide. We expedited our digitalization efforts, alongside the deployment of 5G technology to meet Indonesia's demand for advanced telecommunications infrastructure

Our digital business comprises digital connectivity, digital platforms, and digital services, focusing on innovations that cater to the changing requirements of technology and information services.

We continue to promote digitalization in Indonesia through our Indonesia Cyber Core program, which comprises three main components, namely id-Service ("id-SEV"), id-Convergence ("id-COV") and id-Network ("id-NET"), and which are further described below:

•

id-SEV: encapsulates our strategy to enhance digital connectivity products, fostering innovation in digital and cybersecurity services for improved customer solutions. Our offerings include broadband internet, data, voice communications, and Wi-Fi for both fixed and mobile customers. We aim to grow our digital portfolio with services such as gaming, media streaming, online education, E-Commerce, mobile payments, travel, crowdsourcing, and healthcare by developing innovative platform infrastructures for applications, data management, GPU farming, in-memory databases, AI, and big data.

●	id-COV: outlines our strategy to bolster our digital platform business by optimizing integration and reliability while expanding our data center facilities and cloud services. This includes developing two HyperScale data centers with capacities of approximately 75 MW each and enhancing the capacities of 19 neuCentrIX data centers nationally in parallel with our cybersecurity platform. We have established a data governance council to strengthen data security compliance. Our smart platform supports digital businesses in providing various services, offering an interconnected platform via cloud management and dedicated cybersecurity platforms, big data processing, and AI innovations.
●id-NET: details our approach to constructing comprehensive network architecture through the adoption of next-generation technologies, such as FTTH, 5G, IODN, satellite, and re-engineered Metro Ethernet networks. We are future-proofing digital services with cloud-based network solutions (e.g., SDN/NFV, SD-WAN). Our initiatives prioritize expanding fiber optic reach nationally and modernizing networks from copper to fiber to enhance network performance. For instance, we have joined the Bifrost and SEA-ME-WE 6 submarine cable consortiums and operate the Telkom-3S and Telkom-4 satellites to provide ICT services to remote areas and reduce dependency on foreign operators and networks.

Cellular Network

As of December 31, 2023, our subsidiary Telkomsel had the widest cellular network coverage in Indonesia, operating across GSM/DCS, GPRS, EDGE, 3.5G, 4G/LTE, and 5G networks with a diverse spectrum allocation, supporting technologies from GSM to 5G. In 2023, Telkomsel completed the 3G to 4G service upgrade (3G shutdown), resulting in a total of 32,718 additional 4G BTS, including both new and upgraded BTS, along with a total of 370 additional 5G BTS. As at December 31, 2023, the network encompassed 247,472 BTS, including 2G, 3G, 4G, and 5G.

Our subsidiary Mitratel has acquired a significant number of telecommunications towers from Telkomsel and other companies, enhancing its infrastructure portfolio, supporting Telkomsel’s focus on digitalization, and improving the digital offering for its customers across Indonesia. In 2023, Mitratel purchased 997 telecommunications towers from Indosat for Rp1.6 trillion and 803 telecommunications towers from PT Gametraco Tunggal for Rp1.8 trillion.

Data and Internet Network

In 2023, we continued to improve the quality of our data network by installing additional capacity and expanding coverage. As of December 31, 2023, we provided broadband access through fiber optic cable to more than 38 million homes. As of December 31, 2023, our Metro Ethernet network had an aggregate installed capacity of 167,279 Gbps. We use our Metro Ethernet network both to provide broadband services throughout Indonesia and as the main link for our IndiHome broadband services, softswitches and IMS related to voice services, video services, enterprise VPN services, and GPON broadband services related to mobile backhaul and corporate business solutions.

As of December 31, 2023, we have extended the capacity of our internet gateway to reach an aggregate installed capacity of 9,000 Gbps, in particular to cope with expected peak surges in traffic. In 2023, we operated CDNs with an aggregate content delivery capacity of 26,834 Gbps in collaboration with Google, Facebook, Akamai, EdgeCast, Level3, Yahoo, ChinaNet, VDMS, Conversant, Zenlayer, and OTT video content providers such as iFlix and Catchplay+.

As of December 31, 2023, we had 64 points of presence in 49 cities in Indonesia, including: 12 main points of presence in Batam (at Batam Center and Bukit Dangas), Jakarta (at Jatinegara and Cikupa), Surabaya (at Rungkut and Kebalen), Manado (at Manado Centrum and Manado Paniki), Makasar (at Pettarani and Balaikota) and Banjarmasin (Banjarmasin and Ulin), and 52 primary and secondary points of presence throughout Indonesia. We have also been developing two primary points of presence in Kendari, which are expected to commence operations in the fourth quarter of 2024.

In 2023, we consistently deployed additional access points across Indonesia to enhance our Wi-Fi coverage and business model, while also choosing to dismantle certain access points that provided Wi-Fi services in locations where there was low utilization. Moreover, we expanded our Wi-Fi business by offering Wi-Fi management services using ONT Premium, which allows SMEs to purchase Wi-Fi at various bandwidth levels and with various additional services. As of December 31, 2023, we had installed a total of 394,031 access points (consisting of 123,311 managed access points, 221,000 home spots, and 49,720 ONT Premium access points).

Data Centers

As of December 31, 2023, we operated 32 data centers (27 data centers in Indonesia and five overseas). Telin operated five overseas data centers with a total capacity of 18 MW consisting of three in Singapore, one in Timor-Leste and one in Hong Kong. Our 23 neuCentrIX data centers in Indonesia had an aggregate capacity of 1,942 racks. TDE, through its NeutraDC brand operated three enterprise data centers with a classification of tier 3 or tier 4 in Indonesia (at Serpong, Sentul, and Surabaya) with a total IT load capacity of 15.9 MW (Telkom Sigma transferred these data centers to TDE in 2022 as part of a portfolio consolidation) and one HyperScale data center with a classification of tier 3 or tier 4 in Indonesia (at Cikarang) with a total designed IT load capacity of up to 51 MW across three campuses.

In 2023, we expanded our neuCentrIX data center capacity and services, which target enterprise and wholesale customers, by creating a digital hub experience under the neuCentrIX umbrella brand to provide various connectivity services for digital businesses. We expanded seven of our existing neuCentrIX data centers. As of the date hereof, we are building new neuCentrIX data centers in Indonesia that will provide carrier neutral connectivity and multiple custom-made services for enterprise clients throughout the Asia Pacific region.

In December 2022, TDE conducted the ground breaking ceremony for our second HyperScale data center in Batam. PT Teknologi Data Infrastruktur (“NeutraDC Batam”), in its pursuit of technological excellence, is making remarkable strides in the development of its 51MW data center located on a five hectare site at Kabil Industrial Estate, Batam. A significant achievement was recently marked with the signing of a contract with PLN Batam, securing essential electrical support with total 90MVA capacity for the data center. In our commitment to sustainable practices, we are also actively exploring renewable energy initiatives in collaboration with PLN Batam. Currently in the schematic design stage under the guidance of our expert consultants, the facility is taking shape, emphasizing efficiency and innovation. Envisioned as a three-campus infrastructure, we are thrilled to announce that the first campus is expected to be operational by 2025. This progress underscores NeutraDC Batam's commitment to strengthening digital transformation and digital economic development in Indonesia, particularly in Batam and the surrounding region, in response to spillover demand from Singapore.

We are also in the process of consolidating our international data centers by transferring Telin Singapore’s data center business to NeutraDC Singapore, which is an important milestone in our journey to become a leading regional player in the data center industry. NeutraDC also continues to explore data center expansion options at the regional level. Through regional expansion, we aim to identify new opportunities and address market demand in the Asia Pacific region.

Transmission Network

In 2023, we focused on the reinforcement of our domestic backbone network reliability and continued developing our broadband network, which serves as the backbone for our entire network infrastructure. Our backbone telecommunications network consists of transmission networks, switching facilities and core routers, which connect multiple access nodes. The transmission links between nodes and switching facilities comprise a terrestrial transmission network, in particular fiber optic, microwave and submarine cable systems, as well as satellite transmission networks and other transmission technologies. During COVID-19, data traffic significantly increased due to the implementation of various measures for ensuring the health and safety of the public, such as working and studying from home. We took preemptive steps to reinforce the reliability of our network and limit congestion issues, in particular in urban areas. We did so by increasing our network capacity, prioritizing sensitive areas to prevent service disruptions (e.g., certain key Government agencies or ministries and key backbone connection links within our network), allocating more resources to monitor our network, either from our integrated operation centers or by sending teams of technicians on the field for controlling the physical integrity of our systems and the existence of potential intrusions. We have benefited from the enhancements to our network infrastructure in response to COVID-19 and we seek to maintain the reliability of our network.

Communications Cable System

As of December 31, 2023, our transmission network comprised 26 backbone rings in Indonesia with an aggregate installed capacity of 287,260 Gbps and our fiber optic backbone network totaled 111,663 km domestically (compared to 108,566 km as at December 31, 2022). Our domestic fiber optic backbone network is supplemented by an international fiber optic backbone network totaling 64,700 km.

In 2019, we began deployment of several submarine cable systems in order to strengthen our fiber optic backbone. In western Indonesia, we completed the deployment of the 632.12 km long SLM (Sabang-Lhokseumawe-Medan) submarine cable system in 2021, connecting the Sabang-Lhokseumawe cable system with the Lhokseumawe-Medan cable system. In eastern Indonesia, we completed deployment of the 283 km long PATARA (Papua Utara) submarine cable system in 2021, connecting Sentani and Sarmi. In Kalimantan, we completed the deployment of the 673 km long MATANUSA (Mangkajang-Tawao-Nunukan-Sangatta) cable system in 2021. We continue to progress on the deployment of our fiber optic backbone in eastern Indonesia. We completed the deployment of the 1,126 km long PATARA-2 submarine cable in 2022, connecting Sarmi and Waisei. In Sulawesi, we completed the deployment of the 436 km long LUMORI (Luwuk-Morowali-Kendari) submarine cable in 2021, connecting Luwuk, Bonepute, Kolaka and Kendari. When our JASUKA and IGG fiber optic cables were disconnected in the second quarter of 2022 due to an incident with an anchor, we prioritized the repair of these two cables so that we could provide sufficient network bandwidth. In October 2023, we completed the construction of our PATARA-2 submarine fiber optic cable system connecting across North Papua, Indonesia.

We also intend to leverage Indonesia's strategic geographic location and to provide an alternative direct broadband connection between Europe, Asia, and America. The IGG cable system connects two major submarine cable systems, namely SEA-ME-WE 5 and SEA-US. The IGG cable system also connects 12 major cities within Indonesia, including Batam, Jakarta, Surabaya, and Manado, spanning a length of 5,403 km. This cable system increases our domestic traffic capacity and ability to offer broadband services.

Satellites

In 2023, we operated two satellites, Telkom-3S and Telkom-4 (Merah Putih).

We launched the Telkom-3S satellite in February 2017, and it commenced commercial operations in April 2017. Telkom-3S provides coverage to Indonesia. It has a capacity of 42 transponders (equivalent to an aggregate of 49 TPE) consisting of (i) 24 standard C-band transponders, (ii) 8 extended C-band transponders, and (iii) 10 Ku-band transponders.

We launched the Telkom-4 (Merah Putih) satellite in August 2018 replacing the Telkom-1 satellite which ceased operations in 2017. Telkom-4 began its commercial operations in September 2018 and provides coverage to Indonesia and South Asia. It has a capacity of 60 transponders (equivalent to an aggregate of 60 TPE) consisting of (i) 24 standard C-band transponders for Indonesia, (ii) 24 standard C-band transponders for South Asia, and (iii) 12 extended C-band transponders for Indonesia. We control our satellites from a main control station in Cibinong, Bogor in West Java. To ensure continuity of service, we operate a backup control station in Banjarmasin, South Kalimantan.

We lease capacity of 37.84 TPE from the following satellites: Apstar-5C HTS (138 E) in the amount of 33.6 TPE, Apstar-9 (142 E) in the amount of 1.5 TPE, JCSAT 4B (124 E) in the amount of 1.88 TPE and MySat (142 E) in the amount 0.86 TPE.

In 2022, the MoCI granted Telkomsat Starlink landing rights, enabling Telkomsat to serve backhaul services through Starlink satellite constellation. This will enhance internet broadband connectivity especially 4G celullar broadband connectivity in rural areas throughout Indonesia.

By early 2024, we expect to launch a high-throughput satellite using C-band and Ku-band frequencies with 32 Gbps total capacity in orbital slot 113 E.

International Networks

Through Telin, we continue to develop our international network infrastructure in order to support our international expansion strategy and vision to be the "King of Digital in The Region" We operate international gateways in Batam, Jakarta, and Surabaya to route outgoing and incoming calls on our IDD service ("007" and "01017"). We also operate voice gateways in Singapore and Hong Kong to offer voice services from or to any countries. As of December 31, 2023, we owned and operated an international fiber optic backbone network totaling 64,700 km.

We are a member of multiple submarine cable consortiums, including Thailand-Indonesia-Singapore, two routes of Batam-Singapore, Dumai-Malacca, Asia-America Gateway, Southeast Asia-Japan, Southeast Asia-Middle East-Western Europe 5 (SEA-ME-WE 5), South East Asia-United States (SEA-US) and IGG, which connects major cities in Indonesia with Asia, Europe, and the US. IGG also provides an express connection between the SEA-ME-WE 5 and SEA-US cable systems.

Moreover, we also operate and have rights of use for fiber optic infrastructure totaling 134,040 km in the aggregate under a long-term telecommunications lease agreement with other global submarine cable operators/consortiums. This includes the following submarine cables: 10,000 km of the Japan-U.S. Cable Network (JUS), 9,620 km of the Unity/EAC-Pacific network, 11,629 km of the FASTER network, 2,700 km of the EAC-C2C network, 2,700 km of the APCN-2 network, 6,500 km of the Asia Pacific Gateway (APG) network, 7,000 km of the Asia Submarine-cable Express (ASE)/Cahaya Malaysia network, 2,700 km of the TGN-Intra Asia (TGN-IA) network, 20,000 km of the Southeast Asia-Middle East-Western Europe 4 (SEA-ME-WE-4) network, 20,000 km of the Asia Africa Europe-1 (AAE-1) network, 8,100 km of the Bay of Bengal Gateway (BBG) network, 12,091 km of the Imewe network, 15,000 km of the Europe India Gateway (“EIG”) network, and 6,000 km of the Hibernia Transatlantic network.

In 2020, Telin along with the Southeast Asia-Japan Cable 2 (SJC2) consortium initiated the deployment of 10,500 km of submarine cables laid in intra-Asia, connecting China, Japan, South Korea, Taiwan, Thailand, Vietnam, and Hong Kong SAR. As of the date hereof, these cables are expected to be ready for sale at the latest by the first quarter of 2025.

In 2021, Telin commenced construction of a 15,000 km of submarine cable with the Bifrost Cable System consortium which will connect Singapore, Indonesia, the Philippines, Guam, and the west coast of North America. Construction is expected to be completed in late 2024.

In 2022, Telin joined the SEA-ME-WE-6 cable consortium, which is constructing a cable to connect Southeast Asia, the Middle East and Europe. The SEA-ME-WE 6 cable will connect Singapore, Malaysia, Bangladesh, Sri Lanka, India, Pakistan, Djibouti, Saudi Arabia, Egypt, and France. This 19,200 km-long cable is expected to be completed in 2025 and will provide additional diversity and resilience for the significant amount of traffic between Asia and Europe. Compared with other options, the SEA-ME-WE 6 will offer one of the lowest latencies available between Southeast Asia, the Middle East and Western Europe and will have a capacity of more than 100 terabytes per second.

In 2023, Telin commenced construction of the Indonesia Cable Express initiative ("ICE"). The ICE initiative aims to develop seven innovative systems that will connect and provide low latency and direct data center-to-data center access.

All of the submarine cables used by Telin are equipped with Open Cable Technology for efficient use of capacity. Telin also has control over the fiber optic infrastructure, including the physical cables and associated bandwidth, allowing it to provide guaranteed bandwidth for each member of the respective cable consortium. These submarine cables are also monitored and supported 24/7 by the Telin World Hub Operation and Command Center.

As of the date hereof, to support our international voice and data services, Telin operates 58 points of presence throughout the world, including 26 points of presence in Asia and the Middle East (11 in Indonesia which are used for supporting the international network, four in Singapore, four in Hong Kong, two in Kuala Lumpur, and one in each of Dili, Tokyo, Taipei, Yangon and Dubai), 19 points of presence in Europe (one in each of London, Amsterdam, Frankfurt, Warsaw, Vienna, St. Petersburg, Bucharest, Prague, Switzerland, Milan, Manchester, Luxemburg, Brussels, Sofia, Marseille, Paris, Moscow, Helsinki, and Madrid), 13 points of presence in the United States and Canada (one in each of Montreal and Toronto, two in Los Angeles and one in each of Palo Alto, Ashburn, San Jose, New York, Guam, Hawaii, Seattle, San Francisco and Atlanta).

Geographic Distribution of Revenues

International expansion has become a necessity for us to be able to maintain and sustain a high growth rate. We are developing and expanding our business outside of Indonesia to broaden and diversify our market. The following table sets forth the distribution of our revenues by geographic markets for the years indicated therein.

	Years Ended December 31,
	2021	2022	2023
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
External Revenues
Indonesia	136,482	139,983	141,157	9,167
Abroad	6,728	7,323	8,059	523
Total	143,210	147,306	149,216	9,690

Revenue Controls

As a customer-facing business, we may face revenue leakage as a result of being unable to collect some revenues to which we are entitled. We mitigate such potential revenue leakage by implementing control functions in all of our existing business processes, cooperating with and sharing information between operating units to detect potential fraud, using revenue assurance methods, employing adequate policies and procedures, and implementing certain information system applications.

Overview of Telecommunications Services Rates

Under the Telecommunications Law and Government Regulation No. 52 of 2000 on Telecommunications Operations, as partially revoked by GR No. 46/2021 (GR No. 52/2000, as amended”), tariffs for operating telecommunications services are determined by providers based on the tariff type and structure and with respect to the price cap formula set by the Government. However, the Government may determine the (i) formula to calculate the tariff;

and (ii) an upper limit tariff or lower limit tariff for the provision of telecommunications services based on public interest and fair competition.

a.           Telecommunications Services Tariffs

Under the MoCI Regulation No. 5/2021, telecommunications services tariff consist of basic telephony service tariffs, value-added telephone service tariffs, and multimedia service tariffs, as described below:

•	Basic telephony services tariffs, comprising tariffs for the provision of basic telephony services, which include:

(i)	core features, such as telephony, facsimile, SMS, and/or MMS; and
(ii)	additional features, including but not limited to Rich Communication Services.
•

Value-added telephony services tariffs, comprising tariffs for the provision of value-added telephony services, which include but are not limited to Information call center services and premium call services; and

•	Multimedia services tariffs, comprising tariffs for the provision of multimedia services, which include but are not limited to ISP and NAP services.

All the aforementioned tariffs follow the below tariff structure:

•	Activation fee;

•	Monthly subscription charges; and/or

•	Usage charges.

b.           Telecommunications Network Tariffs

Under the MoCI Regulation No. 5/2021, telecommunications network tariffs consist of basic interconnection tariffs, and network lease tariffs, as described below:

●	Interconnection tariffs

The Indonesian Telecommunications Regulatory Authority (Badan Regulasi Telekomunikasi Indonesia or "BRTI"), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, mandated a shift to cost-based pricing for SMS interconnection tariffs among telecommunications providers, with a maximum tariff of Rp23 per SMS effective from June 1, 2012, applicable to all telecommunications service operators. In addition, based on Letter No. 118/KOMINFO/DJPPI/PI.02.04/01/2014 of the DGPIO, the DGPIO required our Company and Telkomsel to submit annual Reference Interconnection Offer ("RIO") proposals to the BRTI for evaluation. The subsequent approvals of the RIO adjustments by the BRTI, as indicated in its letters No. 60/BRTI/III/2014 and No. 125/BRTI/IV/2014 approved our Company's and Telkomsel's RIO adjustments, set the SMS interconnection tariff at Rp24 per SMS (the "2014 RIO Proposal"). Furthermore, on January 18, 2017, through its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, BRTI resolved to maintain the interconnection tariffs from the 2014 RIO Proposal between Telkom and Telkomsel, pending the establishment of new interconnection tariffs.

●	Network lease tariffs

MoCI Regulation No. 5/2021 establishes guidelines on the structure and pricing for network lease services, including the form, type, structure, and formula of tariffs for such services, which built upon Decree No.

115 of 2008 issued by the Director General of Post and Telecommunications in Indonesia on Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service Owned by Dominant Network Lease Service Providers (“DGPT Decree 115/2008”) in agreement with the Telkom proposal.

c.           Tariffs for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service providers by taking into account the expenditures and market prices of such services. The Government only determines the tariff formula for basic telephony services. The Government does not determine the tariffs for other services.

Marketing, Sales and Distribution

We have implemented a comprehensive marketing and promotional strategy to bolster our brand and to increase sales, including through digital marketing and the development of our product and service distribution channels. To increase sales, we also use above- and below-the-line marketing channels to promote our services to certain parties and communities. We also continue to place advertisement in printed and electronic media and implement marketing methods such as point of sales broadcasting as well as promotion and sponsorship events.

The following provides a description of our marketing and promotional strategies by customer segment.

Mobile Customers

In 2023, Telkomsel continued to implement and incentivize healthier business practices in the industry through price adjustments after competing intensely on prices in the past. Major competitors also implemented price rationalization initiatives, suggesting that industry prices will remain at more sustainable levels than in recent years.

In 2023, we launched personalized offerings for mobile costumers through dynamic customer segmentation and customer value management by targeting specific groups of customers. This allowed us to conduct targeted marketing campaigns and rely on data analytics. We also improved profitability and ARPU by harmonizing prices across different product portfolios. Telkomsel continues to provide products and services that address customers' needs, including a variety of packages available to customers across all the Telkomsel channels and physical outlets. Telkomsel is generally able to implement strategies conducive of higher data usage, including by enriching its digital products, collaborating with strategic partners, and providing high-quality services designed to give its customers a seamless experience. Other strategic initiatives focused on network optimization, cost optimization, and strengthening of core broadband.

We also enhanced our digital lifestyle related video and games content, including by increasing the market presence of MAXstream in the video streaming industry through expanded partnerships with major content partners and original MAXstream content. We also expanded our footprint in the mobile gaming industry by entering into game publishing through our "Dunia Games" brand.

We have continued to develop Telkomsel Orbit, a home wireless internet service, as an effort to leverage our strong network capacity and to cater to demand in areas where fixed broadband cannot penetrate. As of December 31, 2023, we had 159.3 million cellular subscribers, comprising 151.8 million prepaid cellular subscribers, 7.5 million postpaid cellular subscribers and 127.1 million mobile broadband customers.

Consumer Customers

In 2023, IndiHome remained our flagship consumer product, with our sales strategy centered on value-based pricing attuned to local market dynamics and reinforced by the IndiHome Integration, thus improving customer relations. Telkomsel's strategy to bridge the home and mobile connectivity experience sought to increase fixed broadband adoption, given the low penetration of fixed broadband services in Indonesia, against the backdrop of a nearly saturated cellular service market.

Despite growing competition, we improved our service quality and customer experience with our "You Are First" program, a customer-centric initiative that relied on activities organized for customers and tailored loyalty programs. We have also implemented network enhancements and improved response times to customers' complaints, for instance in the event service disruptions and other technical issues.

We design our service offerings, which span up to 300Mbps, to deliver on value, aiming to meet the needs of our customers through wide selection of customer-centric offerings which includes bundled contents. The IndiHome Integration has fostered a unified customer strategy, enhancing our ability to cross-sell and up-sell. We offer personalized services through advanced data analytics, which enable us to refine our customer segmentation by utilizing customer data profiles to tailor offerings and pricing strategies. Our problem resolution is supported by an end-to-end traceable customer relationship management process, allowing us to anticipate and address issues before they negatively impact our customers.

Our access points provide wide coverage, with the number of fixed broadband IndiHome B2C subscribers having increased by approximately 0.4 million from the integration of IndiHome B2C into Telkomsel on July 1, 2023 to December 31, 2023 which makes us having 8.7 million IndiHome B2C Subscribers by the end of 2023. As of December 31, 2023, we had a total of 10.1 million fixed broadband IndiHome subscribers including 8.7 million IndiHome B2C subscriber.

Enterprise Customers

In 2023, we refined our enterprise customers approach by targeting high-value enterprise customers through strategic account management. This involved offering tailored solutions to deepen customer relationships.

Our marketing strategy for enterprise customers aims to:

●	Spearhead digital transformation for enterprises, including SOEs, to achieve and secure a leading bandwidth share in the digital connectivity market;
●	Empower SMEs with digital platforms to improve market, funding, and technology access, contributing to Indonesia's digital transformation; and
●	Partner with the Government as a trusted ICT provider to support Indonesia’s key digital initiatives, such as "Making Indonesia 4.0" and "One Data Indonesia."

Our sales approach provides tailored support across various enterprise customers segments:

●	Enterprise account managers offer a single point of contact for large enterprises, delivering comprehensive service from relationship initiation to after-sales customer care, utilizing an application-based process for full digitalization;
●	Government account managers cater to the ICT needs of the Government, with support from the Government's relationship officers to enhance service quality and foster contract renewals; and
●	Business account managers and tele account managers cater to the needs of MSME customers, with support from third-party value-added resellers who promote Telkom’s MSME products. Their efforts are supplemented by digital channels and mobile applications that incentivize initial purchases with additional products or services.

Wholesale and International Business Customers

Our wholesale and international business segment serves a mix of other domestic operators, service providers, digital entities, global wholesalers, carriers, and related enterprises, such as those utilizing overseas data centers and international connectivity. Additionally, through our Non Geostationary Orbit satellites, we cater to retail customers internationally.

Our marketing and sales strategy for wholesale and international business customers focuses on:

●	Executing compelling business model strategies for voice traffic to increase sales volume, combining competitive pricing and high service quality;
●	Enhancing services for international connectivity and overseas data center customers by improving coverage and quality;
●	Offering a wide range of telecommunications tower services, including built-to-suit tower rentals, co-location, site maintenance, and related services; and
●	Expanding our regional presence with submarine cable laying and maintenance services.

Digital Service Customers

For our digital service customers, our marketing strategy focuses on strengthening and improving digital innovation, including by:

●Enriching digital content;
•	Creating digital services with unique features;
•	Improving branding, digital platforms, operations, and customer experience;
•	Building digital business models to support Indonesia's digital economy;
•	Leveraging our assets and inventory to obtain more insight into digital services and customer experience; and
•	Growing our digital services portfolio through investment in digital startups.

We tailor our sales strategy to each particular digital business and our digital customers' needs. We offer customer care and channel management, including through contact centers, dedicated account management for large enterprises, websites, and social media.

Our digital service customers program focuses on improving IndiHome services. For example, we promote the myIndiHome application as a digital touchpoint for IndiHome’s customers, which also offers Disney+ Hotstar in a starter bundle package, Indibox as a source of value-added services (e.g., video content, games, and certain Google applications), GameQoo as a cloud gaming service and also IndiHome Smart as an IoT home service. Customers can enjoy these value-added services by subscribing and paying an additional price.

Distribution Channels

Our primary distribution channels for products and services in 2023 included:

●Walk-in and mobile customer service points, such as Plasa Telkom Digital outlets and GraPARI centers, which offered comprehensive Telkom and Telkomsel services ranging from billing to customer care. As of December 31, 2023, these included 495 Plasa Telkom and GraPARI centers across Indonesia, some of which provide services for both Telkom and Telkomsel, and several GraPARI centers operate 24/7. IndiHome sales cars also extended our reach nationwide;

•

Authorized dealers and modern retail channels distributed Telkomsel products such as starter packs and prepaid top-up vouchers across Indonesia. A shift to modern retail channels was noted, with consumers preferring online transactions over physical stores post-COVID-19;

•	Partnership stores extended our reach through various third-party marketing outlets, including electronics stores and bank ATMs;
•	Contact centers supported customer access to our services around the clock, with facilities in key Indonesian cities;
•

Specialized teams for account management and sales provided tailored solutions to large enterprises, Government agencies, and wholesale customers, enhancing business relationships and technical consultation;

•	Channel partners, as third-party value-added resellers, met the needs of enterprise customers and facilitated sales of retail packages at events;
•

Digital touchpoints provided customer service and account management through digital platforms such as myIndiHome, MyTelkomsel, MyTEnS for enterprise customers, MyIndibiz for SMEs, and MyCarrier for wholesale customers, which are equipped with interactive features and digital assistance;

•	Our websites, www.telkom.co.id, www.telkomsel.com, www.telin.net, and www.indihome.co.id offered e-services such as billing and support;
•

Social media and instant messaging platforms such as Facebook, Instagram, and WhatsApp provided product interaction and support, such as via our AI chatbot Veronika, which is powered by Microsoft Azure OpenAI; and

•	LinkAja, our E-Money service, allowed customers to conduct transactions and service purchases digitally.

Licensing

To provide national telecommunications services, we have product and service licenses that are consistent with applicable laws, regulations, and decrees.

Cellular

Telkomsel holds licenses to operate a nationwide mobile cellular telephone network using 15 MHz of spectrum allocation in the 800/900 MHz frequency bands, 22.5 MHz of spectrum allocation in the 1.8 GHz frequency band, 20 MHz of spectrum allocation in the 2.1 GHz frequency band, and up to (depending on the region) 50 MHz additional spectrum in the 2.3 GHz frequency band, together won at auctions in October 2017, May 2021, and November 2022 as well as gained from PT Berca Indonesia in November 2022. The licenses do not have set expiry dates, but they are evaluated every 10 years. In addition, Telkomsel holds permits and licenses from, and registrations with certain regional governments and/or Government agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTS.

Fixed Network and Basic Telephony Services

We have the following licenses to operate fixed local networks, fixed long-distance direct line networks, fixed international call networks and fixed closed networks:

•	MoCI Decree No. 073/TEL.01.02/2021 (on licenses to operate fixed long distance direct line);

•	MoCI Decree No. 094/TEL.01.02/2021 (on licenses to operate fixed closed networks);
•	MoCI Decree No. 082/TEL.01.02/2021 (on licenses to operate fixed international networks); and
•	MoCI Decree No. 095/TEL.01.02/2021 (on licenses to operate circuit switched based local fixed line networks).

These licenses do not have set expiry dates, but they are evaluated every five years.

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

According to MoCI Regulation No. 5/2021, overseas telecommunications operators who wish to provide international telecommunications facilities through the SCCS directly to Indonesia are required to set up a partnership with a fixed network of international call services or closed fixed network provider. In line with MoCI Regulation No. 5/2021, the international telecommunications transmission facilities provided through SCCS are operated by us on the basis of landing rights we hold within Indonesia and that are attached to our license to operate fixed network of international call services.

DGPIO Decree No. 93 of 2016 on Limited Fixed Network Licenses granted our subsidiary Telin a license to operate a fixed closed line network which enables Telin to provide international infrastructure services. Separately, Telin secured landing rights in Indonesia from the DGPIO to provide international telecommunications transmission facilities through the Submarine Cable System ("SCS").

The foregoing licenses do not have set expiry dates, but they are evaluated every five years.

IDD Services

We have a license to provide IDD services under MoCI Decree No. 082/TEL.01.02/2021. We offer IDD fixed line services to customers using the "007" IDD access code.

VoIP

We are licensed to provide internet telephony services for public utilization for commercial use as provided under DGPIO Decree No. 127 of 2016 (on internet telephony services for public utilization). Telkomsel is also licensed to provide public VoIP services based on DGPIO Decree No. 65 of 2015 (internet telephony services for public utilization). These licenses do not have set expiry dates, but they are evaluated every five years.

ISP

We are licensed as an ISP under MoCI Decree No. 2176 of 2016 (on internet access services). Telkomsel is also licensed to provide multimedia internet access services with nationwide coverage under DGPIO Decree No. 19 of 2016 (on internet access services). These licenses do not have set expiry dates, but they are evaluated every five years.

Internet Interconnection Service

We hold a license to provide internet interconnection services pursuant to MoCI Decree No. 1004 of 2018 on Internet Interconnection Service (Network Access Points). This license does not have a set expiry date, but it is evaluated every five years.

Data Communication System ("SISKOMDAT")

We have a license to provide data communication system services pursuant to MoCi Decree No. 046/KEP/M.KOMINFO/02/2020 (on data communication system services). This license does not have a set expiry date, but it is evaluated every five years.

Payment Method Using e-Money

Following the implementation of BI's regulations applicable to APMK and E-Money businesses since 2009, BI confirmed our status as an issuer of E-Money in 2018. We operate our E-Money business under the brand name "t-money." We, through Telkomsel, also operate our E-Money business under the brand name "LinkAja" (formerly known as "T-Cash"). With the issuance of BI Circular Letter No. 9/9/DASP, Telkomsel is also permitted to conduct APMK activities and offers Tunai prepaid cards. These permits do not have set expiry dates so long as: (i) we and Telkomsel continue to conduct the relevant businesses in compliance with applicable regulations; and (ii) the Government does not amend or revoke such permits. In addition, BI regulations governing E-Money companies in Indonesia have multiple requirements for BI license holders such as Telkomsel, including certain restrictions on shareholding and corporate governance as well as risk management and information system capability requirements.

In 2021, we expanded E-Money services available to our customers through LinkAja to include electronic toll payments, certain tax payments and the ability to settle certain other transactions in other various use cases. In the midst of digital wallet business competition, LinkAja has a business strategy to not only serve consumers under the B2C business model, but also provide business solution services under the B2B business model. LinkAja's business solution service provides various features such as fund disbursement, cash collection, digital payments through QRIS, merchant applications and others, digital ecosystems, and advertising services. LinkAja is currently targeting MSMEs and corporations in various industries. LinkAja also collaborates on sharia-compliant services with Bank Syariah Indonesia to facilitate convenient sharia-compliant digital transactions, with the aim of achieving financial inclusivity in Indonesia.

Administration of Source of Fund and Remittance Service

We and Telkomsel have licenses to operate as money transfer service providers pursuant to BI License No. 23/587/DKSP/Srt/B. These permits do not have set expiry dates so long as: (i) we and Telkomsel continue to conduct the relevant businesses in compliance with applicable regulations; and (ii) the Government does not amend or revoke such permits. BI re-evaluates the license every three years from the date of license issued, but it may also decide to conduct such evaluation at any time.

IPTV

Since March 5, 2024, after effecting the transfer of the IndiHome business segment into Telkomsel, Telkom no longer holds an IPTV telecommunications service operation license as it is no longer listed in Telkom's NIB.

However, we are able to continue to provide IPTV services by reselling Telkomsel's IPTV products, which Telkomsel offers through its IPTV telecommunications service operation license, obtained on May 27, 2023.

Construction Services Business License

Certain of our subsidiaries possess SBUJKs, thereby permitting us to provide national telecommunications-related construction services, which primarily consist of installing telecommunications equipment and wiring buildings. Each SBUJK is valid for three years and can be renewed upon expiry.

On February 15, 2023, we obtained an SBUJK for the construction of central telecommunications infrastructure, such as stations for voice connection. While this license has no expiry date, MoCI re-evaluates all such licenses every three years.

Content Service Provider

We obtained a content service provider license in 2017 pursuant to MoCI Decree No. 1040 of 2017 on Content Service Providers dated May 16, 2017. While such license has no set expiry date, MoCI re-evaluates all content service provider licenses every five years.

Trademarks, Copyrights and Patents

We seek to develop product and service innovations in line with a dynamic business portfolio. To provide both protection for and recognition of creativity and innovation, we have registered several intellectual property rights, including trademarks, copyrights, and patents with the Directorate General of Intellectual Property Rights at the MOLHR.

The intellectual property rights we have registered include: (i) trademarks for our products and services, corporate logo and name, (ii) copyrights for our corporate name and logo, product and service logos, computer programs, research, books and songs, and (iii) single patents (generally valid for 10 years from the date of receipt of the single patent submission) and patents (generally valid for 20 years from the date of receipt of the patent submission) on technological inventions in the form of telecommunications products, systems and methods.

Corporate and Social Responsibility and Human Capital Management

We are dedicated to fostering a sustainable business and society. Our efforts encompass enabling connections, generating employment, and driving digital innovation. Our sustainability strategy, grounded in our five pillars of ethics, growth, human capital, societal contribution, and environmental stewardship, is regularly refined to mitigate risks and grasp new opportunities.

Our governance framework demonstrates our ambition to become a partner of choice for customers, suppliers, and communities, backed by a firm commitment to ethical practices. All our employees are required to uphold our ethical standards in their daily work, and we provide by regular training and information to foster a culture of integrity. We are also committed to upholding fair competition, data privacy, and transparent, inclusive procurement practices. We believe that our accolades for excellence in corporate governance and security underscore our achievements in these areas. In 2023, we received multiple accolades: the "Best State-Owned Enterprise" in the BigCap category by the Indonesian IICD, top honors in the "Best Indonesia GCG for Public Company 2023" in the telecommunications industry by the Indonesia GCG Award-VII-2023 Economic Review, and recognition for "Most Excellent Good Corporate Governance Implementation" at the CNBC Indonesia Awards 2023.

We rely on our performance growth pillar to enhance and modernize our business through innovation and digitalization, so that we may operate sustainably and adapt to changes. By digitizing and streamlining our operations, we intend to maintain and promote our business's operational and financial health. We believe that high-quality products and services are central to achieving this goal, as they underpin customer satisfaction and business continuity. In our telecommunications business, we prioritize connectivity, platforms, and services, constantly improving our network and IT systems to preempt or mitigate cybersecurity risks and maintain our infrastructure's integrity. Collaborative initiatives with law enforcement agencies enhance security, and we incorporate customer feedback to refine our offerings.

We prioritize managing human capital because we believe that our employees, managers, and talents are key to becoming and remaining a leading digital telecommunications player. Our human capital management practices focus on equitable recruitment, diversity, positive labor relations, and personal growth. We try and foster an inclusive culture, offering equal training and advancement opportunities to attract and retain top talents. This approach is informed by international norms on human rights and gender equality. As of December 31, 2023, women held approximately 30.0% of managerial roles, making up 37.0% of our workforce and 44.8% of the year's new hires. Our efforts to support gender equality include flexible work schedules, harassment-free policies, and adjustments for working mothers, such as remote work options and on-site childcare. We also support the Indonesian Ministry of Manpower's and the International Labor Organization's initiatives toward a child-labor-free Indonesia. We aim to enhance productivity by ensuring a modern, digital, and secure workspace that accommodates flexible work arrangements and health, safety, and environmental standards. We believe that our recognition as a Great Place to Work in 2022 by the Great Place to Work Institute aligns with these values. For more details on our human capital strategy, please reference "Item 6. Directors, Senior Management and Employees — Employees."

Our approach to social impact is proactive and broad, encompassing philanthropy, community empowerment, and infrastructure investment. We aim to maintain rigorous quality standards for our products and contribute positively to the community through various initiatives. In 2023, we committed approximately Rp154.9 billion to corporate social responsibility and environmental efforts throughout Indonesia. Our initiatives included contributing to digital education, improving access to food, water, and healthcare, and enhancing the quality of life for people with disabilities. We further supported MSMEs with training and entrepreneurship programs and fostered rural digital integration through the Smart Village Nusantara project. Our infrastructure projects emphasized sustainable development, featuring the installation of renewable energy street lighting and the expansion of internet connectivity to underserved regions. Additionally, we funded elderly housing, rural suspension bridges, and environmental conservation measures such as reforestation and marine ecosystem restoration. Infrastructure enhancements included renewable energy-powered public lighting and internet access expansion for remote areas, aligning with national development goals. We also invested in housing for the elderly, suspension bridge construction for rural access, and ecological efforts such as reforestation and coral reef rehabilitation.

Our sustainability strategy seeks to mitigate the environmental impact of our operations and businesses. We are committed to building an eco-friendly culture and extending environmental management practices beyond our immediate operations. We aim to lessen the telecommunications industry's footprint by reducing energy use, emissions, and managing electronic waste effectively. We have implemented several practices: enhancing energy efficiency, promoting renewable energy adoption, responsible waste handling, careful water use, and procuring energy-saving hardware. Oversight of environmental policies is centralized under the head of each business unit. Measures to decrease energy consumption include using LED lighting, installing reflective glass to cut down on air conditioning use, managing cooling systems, and optimizing electricity use with devices such as capacitor banks and timers. Plans to install rooftop solar panels are also being assessed as at the date hereof. Our network infrastructure improvements entail AC optimization and replacing old equipment with more energy-efficient alternatives, alongside expanding solar energy usage. Water-saving initiatives feature automatic taps and reusing AC condensation. Transportation is made eco-friendlier by encouraging cycling to work with bike parking facilities. Through digitalization, we are reducing paper trails by encouraging online communication and virtual meetings. Invoicing processes are now paperless, with digital channels in use for customer billings, such as apps (myIndiHome and MyTelkomsel), email, outbound calls, and text notifications on Pay TV services. Our corporate culture is focused on sustainability and responsible practices, integrating ESG principles into business decisions. We engage with communities and within our organization to foster a sense of environmental responsibility.

See "— Business Overview — Strategy — Environmental, Social and Governance ("ESG") matters" above for more information on our ESG strategies.

The Telecommunications Industry in Indonesia

In 2023, Indonesia's GDP grew by 5.05%, with further expansion expected in 2024, according to Government data. In its January World Economic Outlook Update, the IMF forecasts a 5% growth for the Indonesian economy in 2024. The Indonesian telecommunications industry has seen significant advancements, with rising mobile and broadband subscriptions primarily as a result of greater affordability, service improvements, and higher smartphone penetration. The shift from traditional voice and SMS to data services is still ongoing, fueled by the affordability of smartphones and a sizeable youth demographic. OTT applications have supplanted legacy services, causing a notable decline in traditional telecommunications business.

The industry has also faced intense competition, with operators initiating promotional deals to attract customers sensitive to data pricing, leading to lower operator margins and fervent price competition. The industry, however, saw a return to stability in pricing and competition in late 2021, continuing through 2022 and into 2023, with operators sustaining healthier market conduct amidst rising demand for high-quality data services.

As of December 31, 2023, according to our internal estimates, Indonesia had roughly 315.6 million cellular subscribers, a 0.3% decrease from 316.5 million in 2022, with Telkomsel maintaining a market share of approximately 50.5%. Following the IOH merger, Telkomsel concentrated on initiatives to foster sustainable growth. Data consumption has been increasing, necessitating significant investment in network enhancement. In 2023, Telkomsel finalized the 3G to 4G migration, leading to an extended coverage that supported the growth of digital businesses and improved customer experience.

With the analogue TV bandwidth now available, mobile operators have the opportunity to strengthen their 4G LTE service offerings and explore 5G service offerings, providing enhanced coverage and speed. As data traffic remains a key revenue stream, telecommunications companies face the challenge of expanding their infrastructure to cater to the increasing data traffic, influenced by HD video streaming, gaming, and a surge in network-connected devices.

Economic recovery in Indonesia in 2023 led to higher demand for quality internet connectivity, with the fixed broadband market still led by select companies, including us and XL Axiata. However, high barriers to entry persist due to licensing and infrastructure requirements and limitations. Despite increasing competition and a slightly reduced market share, we continued to lead with approximately 10.1 million fixed broadband subscribers as at December 31, 2023.

Competition

Our cellular services business, operated through our majority-owned subsidiary Telkomsel, competes primarily with IOH and XL Axiata. However, we are also facing increased competition from smaller operators that provide cellular services in Indonesia, such as Smartfren, which is part of the Sinar Mas Group.

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

The Telecommunications Law, as amended by the Job Creation Law 2023, is implemented through various Government regulations and ministerial regulations, including: (i) GR No. 52/2000, as amended, (ii) Government Regulation No. 46/2021, (iii) MoCI Regulation No. 01/PER/M.KOMINFO/01/2010 on Telecommunications Network Operations as last amended by MoCI Regulation No. 5/2021, (iv) MoCI Regulation No. 7 of 2018 on Electronic Integrated Business Licensing Services in the Sector of Communications and Informatics as last amended by MoCI Regulation No. 5/2021 ("MoCI Regulation No. 7/2018, as amended"), (v) Decree of the Ministry of Transportation No. KM33 of 2004 on Monitoring of Fair Competition of The Fixed Network and Basic Telephone Service Operations; and (vi) MoCI Regulation No. 14 of 2018 on Fundamental Technical Plan of National Telecommunications Plan. Along with the Telecommunications Law, MoCI Regulation No. 14/2018 provides the basic vision of the Government for the development of Indonesia's telecommunications sector.

The Government encourages healthy competition and transparency in the telecommunications sector, even though the Government does not prevent operators from obtaining a dominant position or increasing their dominance in the market through specific regulations. Nevertheless, the Government prohibits market leading operators from abusing their dominant position.

Competition in the telecommunications sector, as with all Indonesian business sectors, is also governed more generally by the Business Competition Law, as amended by the Job Creation Law 2023. The Business Competition Law prohibits agreements and activities which amount to unfair business competition and an abuse of a dominant market position. Pursuant to the Business Competition Law, the KPPU was established as Indonesia's antitrust regulator with the authority to enforce the provisions of the Business Competition Law.

The Business Competition Law is implemented by various regulations, including Government Regulation No. 57 of 2010 on Merger or Consolidation of Business Entities and Acquisition of Company Shares which may result in Monopolistic Practices and Unfair Business Competition ("GR No. 57/2010"). GR No. 57/2010 permits voluntary consultation with the KPPU prior to a merger or acquisition, which will result in the KPPU issuing a non-binding opinion. GR No. 57/2010 also requires that a mandatory report be made to the KPPU after a merger or acquisition is completed if the transaction exceeds certain asset or sales value thresholds. Further, on March 30, 2023, the KPPU issued Regulation No. 3 of 2023 on Assessment of Mergers, Acquisitions, or Stock Takeovers and/or Asset Acquisitions That May Result in Monopoly Practices and/or Unfair Business Competition ("KPPU Regulation No. 3/2023"). Under KPPU Regulation No. 3/2023, asset acquisitions which meet the set regulatory threshold must be reported to the KPPU.

In addition, a new implementing regulation relating to the Business Competition Law, namely Government Regulation No. 44 of 2021 on The Implementation of Monopolistic Practices Prohibition and Unfair Business Competition ("GR No. 44/2021") has been issued following the adoption of the Job Creation Law 2023.

The Job Creation Law 2023 amended the Business Competition Law in the following ways:

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

The Job Creation Law 2023, as implemented by GR No. 44/2021, regulates the authority of the KPPU, criteria for the imposition of sanctions and types of sanctions for violations of competition law, and the amount of fines as well as procedures for the evaluation of objections and appeals against KPPU decisions.

Furthermore, on May 31, 2021, the KPPU issued KPPU Regulation No. 2 of 2021 on the Guidelines for the Imposition of Fines for the Violation of Monopolistic Practices and Unfair Business Competition (“KPPU Regulation No. 2/2021”) which provides provisions on the calculation of fines, bank guarantees, payment of fines and concessions for payment of fines. According to KPPU Regulation No. 2/2021, the KPPU may impose a fine of between a minimum of Rp1 billion and a maximum of either 50% of the net profit earned by the business in the relevant market or 10% of the total sales of the business in the relevant market during the period when the violation occurred. The fine amount is Rp1 billion plus a calculation based on: (a) the negative impact caused by the violation, (b) the duration of time the violation occurred, (c) mitigating factors, (d) aggravating factors, and/or (e) the ability of business actors to pay the fine.

Additionally, in 2022, the KPPU issued KPPU Regulation No. 1 of 2022 on the Business Competition Compliance Programs which aims to provide a general understanding of compliance for business actors in preventing violations of laws and encouraging the implementation of business activities in accordance with the principle of fair business competition. As an incentive for business actors to register their compliance programs, the KPPU will impose a lower fine if the business actors are later proven to have violated the Business Competition Law. To comply with the Business Competition Law, we obtained certification of our compliance program from the KPPU, as evidenced by the Statement of Compliance Program No. 04/KPPU-PKP/2023 issued by the KPPU.

Cellular

We operate our cellular service business through Telkomsel.

As of December 31, 2023, Telkomsel remained the largest cellular provider in Indonesia, with approximately 159.3 million cellular subscribers and a market share of approximately 50.5%, based on our internal estimates. According to publicly available data, the next largest providers were IOH and XL Axiata, based on number of subscribers as of December 31, 2023, and information publicly released by each of these companies. The penetration of SIM cards in the cellular industry in Indonesia is high, significantly over 112%, making continued growth in penetration increasingly difficult. There were approximately 315.6 million cellular subscribers in Indonesia as of December 31, 2023, compared to approximately 316.5 million as of December 31, 2022. This 0.3% decrease primarily stems from the current penetration rate being significantly over 100%, suggesting market saturation, as most of the population already possess at least one SIM card. Further growth becomes increasingly difficult as there are fewer potential new subscribers. Additionally, changes in regulations or policies regarding SIM card registration, usage, or distribution could also impact the number of subscribers. The Government's reinforcement of the prepaid SIM registration policy since 2018, as customers no longer have the freedom of accumulating several numbers provided by various operators, has resulted in a better-quality customer base with a higher proportion of active subscribers and more efficient SIM card production costs. Due to a reduction in the number of starter packs, operators can provide better quality services to customers. Additionally, operators now focus more on offering renewal promotions than on new starter pack promotions, as demonstrated by the recent price increase on starter packs within the industry. With the overall current competition landscape being stagnant and highly saturated in the Java region, other operators are adjusting their prices while also aggressively expanding their networks outside the Java region seeking a path towards profitability. We believe the registration policy, assuming continued implementation, will also have positive long-term impact and support the emergence of healthier competition in the industry.

The shifting trend from legacy services (such as voice and SMS) to data services continues to develop, driven by cheaper prices of smartphones as well as the rapidly growing youth customer segment. Data traffic has been growing significantly, while SMS service traffic has been decreasing in the last five fiscal years. Since 2017, Telkomsel has seen a steep decrease in voice usage. Minutes of usage per mobile subscriber also started to decrease in the second half of 2017. These trends persisted in 2023 and are likely to continue in the foreseeable future, as they are attributable to the substitution of traditional voice and SMS services to OTT based calling and messaging services as smartphone penetration in Indonesia has risen.

The following table sets out information as of December 31, 2023, for Telkomsel:

	Unit	Telkomsel
Launch date	year	1995
Neutral - 2G, 3G and/or 4G spectrum allocation (GSM 900 MHz)	MHz	15
Neutral - 2G, 3G and/or 4G spectrum allocation (GSM 1.8 GHz)	MHz	22.5
Neutral - 2G, 3G and/or 4G spectrum allocation (2.1 GHz)	MHz	20
Time Division Duplex (TDD) technology (2.3 GHz)	MHz	50	1)
Subscribers	million	159.3

Note:

(1)	Comprises additional spectrum in the 2.3 GHz frequency band that Telkomsel won following an auction process in 2021

Fixed Broadband Services

We face competition in the fixed broadband market from major providers such as XL Home, IconNet, Biznet Home, and MyRepublic, with XL Home leading in customer base. The industry is witnessing strategic acquisitions targeting subscriber growth, including IOH's acquisition of MNC Play and XL Axiata's purchase of PT Link Net Tbk, as operators strive for service convergence and new growth engines. Despite increased competition since 2019 and market entry by PT Perusahaan Listrik Negara's subsidiary, IconNet, which leverages wide coverage beyond Java, Telkomsel aims to capture demand by offering high-speed, quality broadband services.

Data Centers

Companies such as Equinix/NTT Communication, EDGE Connex, Biznet, DCI Indonesia, Elitery, Nexcenter/CBN Nusantara, Pure DC, BDx/IOH provide data center solutions in Indonesia and compete with us. In the Asia Pacific region, our subsidiary, Telin, competes with other major data center providers in Singapore and Hong Kong. We are committed to providing the highest quality of data center solutions to our customers in Indonesia and Asia Pacific. Supported by our proprietary self-owned submarine cable network, our comprehensive co-location services are designed to be flexible, modular, seamless, and scalable in order to meet our customers' business needs.

International Direct Dialing (IDD)

We compete in traditional IDD services (non-VoIP) in Indonesia, primarily with IOH. However, due to the development of digital technology, our IDD services also face competition from VoIP and other OTT voice services such as Telegram, FaceTime (iPhone) and WhatsApp. The presence of these OTT services has affected the use of legacy services, which has resulted in decreasing traffic in recent years.

Voice over Internet Protocol (VoIP)

We have operated our voice service through VoIP technology since 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. Several other companies, including XL Axiata, IOH, PT Atlasat Solusindo, PT Gaharu Sejahtera, PT Telindo Nusantara, PT Quiros Networks, PT Aktif Tengah Malam, PT Jasnita Telekomindo and PT IP Telecom Multimedia Indonesia also provide licensed VoIP services in Indonesia.

Satellite

The Asia Pacific region particularly Southeast Asia, requires satellites on an ongoing basis for telecommunications and broadcasting infrastructure due to the region’s archipelagic nature. The technological capabilities provided by satellites include cellular backhaul, broadband backhaul, enterprise network, military network, government network, video distribution, video contribution, DTH TV, communication on aviation, maritime, mining, plantation, and for disaster recovery scenario, as well as other satellite-based services.

We compete with several other satellite operators with satellites covering Southeast Asia and South Asia, and several operators are in the process of developing satellites with coverage over these regions. Our Telkom-3S satellite began operating in April 2017 and the Telkom-4 (Merah Putih) satellite began operating in September 2018. Our Telkom-3S satellite operates at orbital slot 118 E and our Telkom-4 (Merah Putih) satellite operates at orbital slot 108 E. By early-2024, we expect to launch a high-throughput satellite using C-band and Ku-band frequencies with 32 Gbps total capacity at orbital slot 113 E.

Tower

Within the tower market, we face competition from several other companies, including PT Tower Bersama Infrastructure Tbk, PT Profesional Telekomunikasi Indonesia, and PT Solusi Tunas Pratama Tbk.

From 2018 to 2023, the tower market in Indonesia has seen reduced demand due to industry consolidation and spectrum reallocation within the mobile sector. However, in the past three years, there has been significant activity within the Indonesian mobile and tower sectors, characterized by mergers and acquisitions. MNOs are strategically divesting tower assets to generate capital for network expansion and to enhance service delivery.

Following the IOH merger, despite network optimizations in 2022, the requirement for new tower infrastructure persists, underpinned by continued profitability among mobile operators and the need to extend coverage, particularly outside of Java where market opportunity is substantial. Additionally, investments in complementary services like fiber connectivity for improved mobile services have spurred tower market growth.

In addition to our 5G deployment and the adoption of newer network technologies in anticipation of future demand for services, we are transitioning our tower business towards fiber optic solutions, aligning with global shifts of tower companies evolving into comprehensive infrastructure providers. We have already initiated this transformation and aim to reinforce our tower operations to support Indonesia's 5G infrastructure development.

As of December 31, 2023, we had approximately 43,047 towers, including 38,014 towers owned by Mitratel, 477 towers owned by Telkom and approximately 4,556 towers owned by Telkomsel.

Legal Basis and Regulation

The regulatory framework for the Indonesian telecommunications industry comprises specific laws, Government regulations, ministerial regulations and ministerial decrees enacted and issued from time to time.

Telecommunications Law

The Indonesian telecommunications sector is primarily governed by the Telecommunications Law, which became effective on September 8, 2000. This law established guidelines for industry reforms, encompassing industry liberalization, the facilitation of new entrants, and enhanced transparency and competition across various business activities.

The Telecommunications Law eliminated the concept of "organizing entities" thereby ending our and Indosat's responsibility for coordinating domestic and international telecommunications services, respectively. To enhance competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among telecommunications operators, aiming to pave the way for market liberalization.

The Telecommunications Law was implemented through several Government Regulations, Ministerial Regulations and Ministerial Decrees. Key regulations include:

•	Law No. 36 of 1999 on Telecommunications, as partially amended by the Job Creation Law 2023;
•	Law No. 27 of 2022 on Personal Data Protection;
•	Government Regulation No. 52 of 2000 on Telecommunication Operations, as partially revoked by Government Regulation No. 46 of 2021 on Post, Telecommunications and Broadcasting;
●	Government Regulation No. 53 of 2000 on the Use of Radio Frequency Spectrum and Satellite Orbit, as partially revoked by Government Regulation No. 46 of 2021 on Post, Telecommunications and Broadcasting;
●Government Regulation No. 46 of 2021 on Post, Telecommunications and Broadcasting;
●Government Regulation No. 43 of 2023 on Types and Tariffs for Non-tax Revenue Implemented by MoCI;
•	MoCI Regulation No. 01/PER/M.KOMINFO/01/2010 on Telecommunications Network Operations as partially revoked by MoCI Regulation No. 5 of 2021 on Telecommunications Operation;
•	MoCI Regulation No. 20 of 2016 on Data Protection on Electronic System;
•

MoCI Regulation No. 13 of 2019 on Telecommunications Services Operation, as last amended by MoCI Regulation No. 14 of 2021 on the Third Amendment to MoCI Regulation No. 13 of 2019 on Telecommunications Services Operation;

●MoCI Regulation No. 20 of 2020 on Over-the-Top Services;
●MoCI Regulation No. 5 of 2021 on Telecommunications Operation;

•	MoCI Regulation No. 14 of 2018 on the Fundamental Technical Plan of National Telecommunications; and
•	MoCI Regulation No. 11 of 2022 on Governance of Implementation of Electronic Certification.

Telecommunications Regulators

The authority to regulate the telecommunications industry is held by MoCI. Pursuant to authorities assigned to it under the Telecommunications Law, MoCI establishes policies, regulates, supervises, and controls the telecommunications industry in Indonesia. MoCI comprises several directorate generals, each authorized to set policies, supervise, evaluate, and report on various derivative aspects of telecommunications industry in Indonesia. Specifically, the DGPIO oversees the postal and telecommunications sectors in Indonesia, including with respect to licensing, numbering, interconnection, USO and business competition. Additionally, the Directorate General of Post and Informatics Resources and Equipment of MoCI is responsible for regulating matters related to radio frequency spectrum and standardization of telecommunications equipment in Indonesia.

Classification and Licensing of Telecommunications Providers

The Telecommunications Law organized telecommunications services into following three categories: (i) provision of telecommunications networks, (ii) provision of telecommunications services, and (iii) provision of special telecommunications services.

Licenses issued by MoCI are required for each category of telecommunications services. MoCI Regulation No. 13 of 2019 on Telecommunications Services Operation, as last amended by MoCI Regulation No. 14 of 2021 on the Third Amendment to MoCI Regulation No. 13 of 2019 on Telecommunication Services Operations (“MoCI Regulation No. 13/2019, as amended”) regulates all telecommunications services and requires a permit issued by MoCI for the provision of such services by any person.

Since 2018, MoCI has transferred a significant portion of its licensing responsibilities to the Online Single Submission (“OSS”) through the enactment of Government Regulation No. 24 of 2018 on Electronic Integrated Business Licensing Services (“GR No. 24/2018”). Consequently, the OSS oversees the administration and issuance processes for the majority of telecommunications business licenses. Designed as an online platform, OSS aims to expedite and simplify the acquisition of business licenses, making it accessible at any time, from any location, for businesses across Indonesia.

GR No. 24/2018 also introduces a mandate for any existing or newly established business in Indonesia to obtain a Business Identification Number (Nomor Induk Berusaha or “NIB”) through OSS registration. This NIB serves as a substitute for various other licenses and permits, including customs duties access rights. The NIB is obligatory for businesses seeking to (i) apply for new business licenses and/or commercial or operational licenses, or (ii) extend or modify existing business licenses and/or commercial or operational licenses.

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

Interconnection

The Telecommunications Law expressly prohibits monopolistic practices and mandates network providers to facilitate user access across networks on the basis of mutual interconnection agreements. In accordance with GR No. 52/2000, as amended, interconnection fees must be transparent, equitable, and based on mutual consent.

On March 31, 2021, MoCI released MoCI Regulation No. 5/2021 which requires that basic telephony service network operators provide interconnection transparently and without discrimination. This regulation enforces that agreements regarding service levels must uphold the quality standards for operation of telecommunications services established by the Director General of Telecommunications to ensure healthy business competition, maintain service performance, and protect consumer interests. Such operators must also be ready to implement such IP-based interconnections following pursuant to mutual agreements without altering the existing fee determination process. Under this regulation, any adjustments to the Reference Interconnection Offer ("RIO") must be submitted to MoCI.

Further, MoCI Regulation No. 5/2021 empowers the DGPIO to evaluate RIOs from operators with a dominant market position, defined as telecommunications network operators that control 50% or more of the total revenue of all telecommunications network operators of basic telephony services.

MoCI Regulation No. 5/2021 also sets a transition timeline for interconnection services to move from TDM-based to IP-based interconnection services, between July 1, 2021, and December 31, 2024, with the expectation that all interconnection services will utilize IP technology by 2025.

VoIP

In January 2007, the Government implemented interconnection regulations and a five-digit access code system for VoIP services pursuant to MoCI Decree No. 06/P/M.KOMINFO/5/2005 ("MoCI Decree No. 6/2005"). Under MoCI Decree No. 6/2005, the prefix for VoIP, which was originally 01X, was changed to 010XY. On April 27, 2011, MoCI issued Regulation No. 14/PER/M.KOMINFO/04/2011, as partially revoked by MoCI Regulation No. 11/2014 and MoCI Regulation No. 7/2018, as amended, which imposed quality control standards in relation to VoIP services on VoIP providers and this became effective three months thereafter, to which we and other operators must adhere.

IPTV

In Indonesia, the IPTV business is regulated by MoCI Regulation No. 13/2019, as amended. GR No. 52/2005, as amended, provides that subscription-based broadcasting can be conducted using satellites, cables, and terrestrial transmitters. Broadcasting using satellite can have a nationwide range, while cables and terrestrial transmitters can only cover a particular region. As stipulated by MoCI Regulation No. 13/2019, IPTV services entail the delivery of television, video, audio, text, and data via an IP network, ensuring quality, security, and reliability, and facilitating interactive communication between the provider and users.

Satellite

In Indonesia, the use of radio spectrum frequency for satellites is governed by MoCI Regulation No. 21 of 2014 on the Use of Radio Frequency Spectrum for Satellite Service and Satellite Orbit ("MoCI Regulation No. 21/2014"). MoCI Regulation No. 21/2014 requires foreign satellite operators to obtain a landing right license to operate in Indonesia and coordinate with domestic satellite operators, including us, to prevent the operational disruption of Indonesian satellite and terrestrial systems. Additionally, as per GR No. 46/2021, subject to MoCI's approval, spectrum allocations can be re-assigned to different telecommunications operators, outside of the occurrence of a merger or acquisition.

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

Regulatory Charges

The Government collects several non-tax state revenues from telecommunications providers. For Government spectrum auctions, the Government collects both an upfront fee (equal to twice the offering price submitted by each of the winning bidders) as well as an annual license fee for telecommunications operations (equal to the lowest offering price submitted by all winning bidders). MoCI also collects regular payments from telecommunications operators that are calculated based on gross revenues while deducting both certain receivables that have been written off as well as interconnection fees.

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

Telecommunications Towers

Operating telecommunications towers involves a number of relevant Government bodies. On March 30, 2009, the Ministry of Home Affairs Regulation No. 18/2009, Ministry of Public Works Regulation No. 07/PRT/M/2009, MoCI Regulation No. 19/PER.M.KOMINFO/03/2009 and Head of the Investment Coordinating Board Regulation No. 3/P/2009 (on Guidelines For The Construction And Shared Use Of Telecommunications Towers) (together,  the "Tower Construction Joint Decree") were promulgated with the intention of creating a joint system of regulation of telecommunications towers to be implemented by various Government bodies.

Based on the Tower Construction Joint Decree, the construction of telecommunications towers requires construction permits from the relevant Governmental authorities. The Tower Construction Joint Decree also stipulates that the construction of telecommunications towers must observe the zoning and spatial planning applicable in the relevant regions of Indonesia. The Tower Construction Joint Decree states that the license for telecommunications tower construction is to be issued by regents or mayors, and for Jakarta Province, its Governor. The Tower Construction Joint Decree also provides for tower construction standards and requires that telecommunications towers be made generally available for shared use by telecommunications service providers. The owner of a telecommunications tower is allowed to collect a fee, which is determined by reference to investment and operational costs, return on investment and profits earned. Monopolistic practices in the ownership and management of telecommunications towers are prohibited. The Tower Construction Joint Decree stipulates that telecommunications providers that own telecommunications towers and other tower owners are obligated to allow other telecommunications operators to utilize their telecommunications towers without discrimination, with due regards to the technical capacity of the respective tower.

Under GR No. 46/2021, a telecommunications service provider who owns passive telecommunications infrastructure (including telecommunications towers) has to grant access to such infrastructure to other telecommunications providers. GR No. 46/2021 states that such use of passive telecommunications infrastructure must be based on cooperation and mutual agreement between the parties involved in a fair, reasonable, and non-discriminative manner. The terms and conditions of any such cooperation agreement to be entered into by telecommunications operators still remain to be seen, pending the issuance of further guidelines by MoCI (if any).

Content Provider Service

Content provider service is regulated by MoCI in accordance with MoCI Regulation No. 13/2019, as amended.

C.          ORGANIZATIONAL STRUCTURE

We employ a strategic control framework for the management of our Group, which we believe grants productive flexibility to our subsidiaries based on their business needs and characteristics. Our corporate office outlines the overall corporate strategy, and then delegates the implementation of such strategy to each CFU and Regional Business Unit accordingly. This structure, centered around customer segmentation and geography, allows us to manage emerging business challenges while aligning our operations with our diverse business portfolios. We have five CFUs, with each unit overseeing subsidiary operations within specific customer segments:

•	Our mobile CFU is responsible for managing relationships with mobile customers.
•	Our consumer CFU is responsible for managing relationships with consumer customers.
•	Our enterprise CFU is responsible for managing relationships with SMEs, Government institutions, and other enterprise customers.
•	Our wholesale and international business CFU is responsible for managing relationships with wholesale customers and other licensed telecommunication operators.
•	Our digital services CFU is responsible for supporting digital services for all of our customers.

In addition, we have four functional units which perform certain specified internal corporate functions. Our functional units are discussed in greater detail below:

•

Our strategic portfolio functional unit is responsible for creating corporate value through the optimization and harmonization of functional business units and corporate management, realize synergies within each CFU and subsidiary, maximize cross-CFU and subsidiary synergies, optimize synergies among SOEs, and engage in merger and acquisition planning and execution.

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

●	Our group business development functional unit is responsible for driving business growth including implementing implementing our holding scheme strategy, functional strategy, and business development to improve the interrelation between parent and Group Business Development operations.

For a list of our subsidiaries and their countries of incorporation, see Exhibit 8.1 to this Form 20-F. A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2023, is contained in Notes [1d] and [11] to our Consolidated Financial Statements included elsewhere in this report.

The following diagram illustrates our current corporate structure of our principal operating entities:

SUBSIDIARIES, ASSOCIATED COMPANIES, AND JOINT VENTURES

Telkom Indonesia
the world in your hand
The Government of the Republic of Indonesia
52.09%
IDX
NYSE
Public
47.91%
metranet
Telkomsel
70.00%
Telkommetra
Mitratel
pins
telkomsigma
Telin
telkomsat
cellum
nuon
MDI
infomedia
ti-phone
SSI
finnet
BOSNET
SMI
nutech
jalin
Description:
Direct Ownership (Consolidated)
Indirect Ownership (Consolidated)
Unconsolidated

D.            PROPERTY, EQUIPMENT AND RIGHT OF USE ASSETS

Our property and equipment are primarily used for telecommunications operations, which mainly consist of  transmission and installation equipment, cable network and in turn consist of (i) switching equipment, (ii) telegraph, telex, and data communication equipment, (iii) transmission installation and equipment, (iv) satellite, earth station, and equipment, (v) cable network, (vi) power supply, (vii) data processing equipment, and (viii) other telecommunication peripherals collectively grouped as 'telecommunication infrastructure'. A description of these is contained in Note 12 to our Consolidated Financial Statements and "— Business Overview — Network Infrastructure and Development." See also "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures" for material plans to construct, expand or improve our property and equipment.

Except for ownership rights granted to individuals in Indonesia, reversionary rights to land rests with the Government, pursuant to Agrarian Law No. 5 of 1960. Land title is designated through land rights, including Right to Build (Hak Guna Bangunan or "HGB") and Right of Use (Hak Guna). Both rights stipulate that title holders enjoy full use of the land for a specified period, subject to renewal and extensions. In most instances, land rights are part of right use of assets, freely tradable and may be placed as security under loan agreements.

We lease several parcels of land located throughout Indonesia together with rights to build and use such land for periods varying from eight to 50 years, which will expire between 2024 and 2071. We hold registered right to build and rights to use for most of our properties. Pursuant to Government Regulation No. 18 of 2021 on Right to Manage, Land Right, Apartment Unit, and Land Registration, the maximum initial period for the right to build is 30 years and is extendable for up to an additional 20 years plus up to another additional period of 30 years. The right to build can further be renewed for an additional period of 30 years. We are not aware of any environmental issues that could affect the utilization of our property and equipment and right of use assets. Please refer to Note 13 to our Consolidated Financial Statements.

All assets owned by our Company have been pledged as collateral for bonds. Please refer to Note 12b to our Consolidated Financial Statements. Certain property and equipment of our subsidiaries with gross carrying value amounting to Rp3,076 billion as of December 31, 2023, have been placed as collateral for loan agreements. Please refer to Notes 19a and 20c to our Consolidated Financial Statements.

Insurance

As of December 31, 2023, our property and equipment (excluding land rights), with net carrying amount of Rp175,519 billion was insured against fire, theft, earthquake and other specified risks, under blanket policies totaling Rp41,045 billion and HK$10 million, and SG$373 million, and first loss basis amounted to Rp2,750 billion. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

Additionally, in 2023, we obtained proceeds from an insurance claim on lost and damaged property and equipment, with a total value of Rp199 billion.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2023 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

Telkomsel, our subsidiary, is party to international roaming agreements with Mobile Telecommunication Company of Iran and Irancell Telecommunications Services Company, which are or may be Government-controlled entities. In 2023, we recorded gross revenues of US$442.30 from transactions under these agreements. The amount of our net profits earned under these agreements is not determinable, but it does not exceed our gross revenues from these agreements. The purpose of these agreements is to provide Telkomsel's customers with coverage in areas where Telkomsel does not own networks, and for this reason Telkomsel intends to continue the activities covered by these agreements.

We also provide telecommunication services in the ordinary course of business to the Embassy of Iran in Jakarta, Indonesia. We recorded gross revenue of approximately Rp23.33 million from these services in 2023. The amount of our net profits earned under these services is not determinable, but it does not exceed our gross revenues from these services. As one of the primary providers of telecommunication services in Indonesia, we intend to continue providing such services, as we provide to the embassies of many other nations.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included elsewhere in this Form 20-F. These Consolidated Financial Statements were prepared in accordance with IFRS as issued by the IASB.

A discussion of the changes in our financial condition and results of operations for the fiscal years ended December 31, 2022 and 2021 has been omitted from this Form 20-F, but may be found in "Item 5. Operating and Financial Review", of the Telkom 2021 annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 6, 2023, which is available free of charge on the SEC’s website at www.sec.gov and our website at www.telkom.co.id.

KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) audited our Consolidated Financial Statements, prepared as of December 31, 2022 and 2023 and our Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2021, 2022, and 2023.

The Consolidated Financial Statements are stated in Indonesian Rupiah. The conversion of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of readers and have been made using the middle exchange rate for the Indonesian Rupiah ("Rp") against the U.S. Dollar ("US$") published by Reuters Refinitiv on December 31, 2023, which was Rp15,398.5 to US$1.00.

A.	OPERATING RESULTS

Overview

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become the preferred digital telecommunications company in the region. As of December 31, 2023, we had approximately 159.3 million mobile cellular subscribers through Telkomsel and 137.2 million broadband subscribers (consisting of 127.1 million mobile broadband subscribers and 10.1 million fixed broadband IndiHome subscribers). We also provide a wide range of other communication services, including telephone network, interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services. We also operate multimedia businesses such as content and applications. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and strategic execution capabilities.

Indonesia's GDP grew by 5.31% in 2022 and in 2023, it grew by 5.05%, according to government data. Meanwhile, inflation decreased from 5.51% in 2022 before decreasing to an average of 2.61% in 2023, according to the Indonesian Central Bureau of Statistics. Decrease in the inflation rate was due to hawkish monetary policy or macroeconomic factors to prevent an erosion of real income for consumers, which in turn may affect our consumer segment. Overall, the decrease in inflation did not materially affect us in 2023. In 2023, according to data from Reuters Refinitiv, the Rupiah appreciated to Rp15,395 to US$1.00 on November 29, 2023, due to, among other factors, the slowing global economy and weakened U.S. Dollar. Though the exposure of our Company and our subsidiaries to foreign exchange rates is not material, we are exposed to foreign exchange risk on sales, purchases and borrowings that are primarily denominated in U.S. Dollars.

See "Item 11. Quantitative and Qualitative Disclosure about Market Risk — Foreign Exchange Rate Risk."

The growth in our revenues in 2023 compared with 2022 was largely driven by increases in data, internet, and information technology service revenue which increased by 5.1%.

Our operating results in 2023 compared with 2022 also reflected a decrease in expenses. This decrease was mainly driven by decreased marketing expenses and depreciation and amortization expenses as the result of the IndiHome integration. See also "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures" for more information on our capital expenditures.

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

Number of Fixed Broadband B2C Subscribers

We track the number of our home broadband subscribers (e.g., our IndiHome B2C subscribers) as an indicator of our competitiveness and ability to capture increased or new revenue streams in the future, as we expect an increase in the use of broadband internet at home, a further diversification of digital services offered to customers, and the development and continuation of megatrends that favor an increase in the consumption of digital services.

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

Operating Profit

Operating profit is equal to total revenues, primarily comprising legacy revenues, broadband revenues, digital service revenues, and IndiHome B2C revenues, and total expenses, mainly comprising operation, maintenance, and telecommunications service expenses, depreciation and amortization expenses, personnel expenses, marketing expenses, general and administrative expenses, interconnection expenses, and other expenses. Changes in those line-items have a direct impact on our operating profit and depend on a variety of factors, as further discussed below under "— Principal Factors Affecting our Financial Condition and Results of Operations."

Profit for the Year

Profit for the year is equal to operating profit minus finance costs, plus finance income, share of loss of long-term investment in associates, minus income tax and impairment of long-term investments in associated companies.

Principal Factors Affecting our Financial Condition and Results of Operations

Increase in Utilization of Data, Internet, and Information Technology Services

In Indonesia, mobile phones have become the primary tool for telecommunication, both for voice calls as well as in terms of internet usage. The growing popularity of smartphones has contributed to the growth of traffic in 2023. As a result, annual ARPU increased by approximately Rp3,300 from approximately Rp44,200 in 2022 to approximately Rp47,500 in 2023. This increase in annual ARPU was mainly due to increases in the number of products acquired by customers thanks to our upselling and cross-selling initiatives, and existing customers' adoption of premium products and packages.

The share of our revenue generated by digital business revenues has been increasing in the last few years and accounted for 76.7% of Telkomsel revenues for 2023. A key driver of this trend is increases in the number of products acquired by customers thanks to our upselling and cross-selling initiatives, while also focusing on retaining customers or maintaining customer loyalty through a customer-centric approach. Our customer-centric approach focused on catering to our customers' needs with effective and efficient products and services. Telkomsel achieved this through improving consumer analytics and micro-segmentation to improve product offerings.

We expect that revenue from cellular data and internet will continue to increase and contribute to a larger portion of our consolidated revenues in line with an expected continued increase in the prevalence of smartphone usage in Indonesia. We also intend to increase such revenues by focusing our marketing efforts to encourage customers who only utilize mobile voice and SMS services to commence utilizing mobile broadband services. We also intend to continue our promotion of mobile package options in order to encourage existing mobile broadband services customers to increase their usage. In addition, we believe there is opportunity for growth in non-cellular internet, data communication and internet technology revenue, particularly by accelerating the adoption of broadband internet in homes in Indonesia through our IndiHome service, as penetration of broadband internet at homes in Indonesia is still relatively low.

Increase in revenue generated by IndiHome B2C

Since launching in 2015, the number of IndiHome B2C subscribers has increased significantly. The number of IndiHome B2C subscribers reached 8.7 million in 2023. This increase drove an increase in revenue generated by IndiHome B2C subscriptions. Telkomsel successfully accelerated the acquisition of new customers for IndiHome B2C within the second half of 2023, amounting to 0.4 million new subscribers. The rate of acquisition of new customers was higher after theintegration of IndiHome B2C into Telkomsel than before completion of such integration.

We believe there is opportunity for further growth in revenue to be generated by IndiHome, particularly due to an increase in the use of broadband internet at home in Indonesia, as penetration of broadband internet at home in Indonesia is still relatively low. We seek to continue to increase such revenue as we continue to invest in improving our broadband infrastructure. We also continue to have sales events to encourage customers to buy various additional services, such as speed upgrades, additional set-top boxes, minipack add-ons, add-on games, and OTT services. Post integration, IndiHome services are expected to further strengthen Telkomsel's position in the telecommunications and digital industry in Indonesia by ensuring continuity of our service and value creation. This should also allow us to seize new sales opportunities through cross-selling and up-selling initiatives.

Declining Legacy Cellular Telephone Revenues

The rapid development of new technologies, new services and products, and new business models has resulted in distinctions between local, long-distance, wireless, cable and internet communication services being lessened and has brought new competitors into the telecommunications market. Traditional cellular services, such as voice and SMS services, are subject to increasing competition from non-traditional telecommunications services, such as OTT products including instant voice, messaging services and other mobile services. As a result, our cellular telephone revenues, which comprise usage charges and monthly subscription charges for mobile voice and SMS services, flattened in recent years, and since 2017 began to decline. We expect that such revenues will continue to decline in the future. Our cellular telephone revenues decreased by 32.0% from Rp12,052 billion in 2022 to Rp8,194 billion in 2023. In addition, we also expect that the contribution of revenues from cellular phone services to our consolidated revenues will continue to decrease in the future, as we expect that the contribution from the digital business will continue to grow and comprise a greater percentage of our consolidated revenues in the future. Our revenues from cellular phone services accounted for 5.5% of our consolidated revenues for 2023 compared to 8.2% for 2022. See "Item 3. Key Information — Risk Factors — Risks Related to Our Business — Risks Related to our Fixed and Cellular Telecommunications Business."

Variations in operation and maintenance expenses

Our operation and maintenance expenses primarily comprise expenses associated with network maintenance to improve our mobile cellular and fixed broadband services. In 2023, our operation and maintenance expenses increased compared to 2022. We expect that our operation and maintenance expenses will remain relatively stable or increase slightly in the future in line with our expected growth in subscribers and traffic as well as the investments that we intend to make to continue developing our network infrastructure, particularly for internet and data service, in order to increase in our network capacities to better serve our customers. Our operation and maintenance expenses increased by 1.4%, from Rp22,746 billion in 2022 to Rp23,057 billion in 2023. In Telkomsel, there is an impact of IndiHome integration which is mainly due to the adoption of a new wholesale agreement. This agreement enables Telkomsel to get optimal access to Telkom’s wide infrastructure to strengthen the digital ecosystem by providing  reliable and widespread digital connectivity nationwide. In addition, we expect that the IndiHome Integration will allow for cost optimization and efficiency along with an increase in productivity and improvement in the economies of scale, taking advantage of our large traffic share and potential users.

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

Telkom's Consolidated Statements of Profit or Loss and Other Comprehensive Income

The following table sets out our Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years ended December 31, 2021, 2022 and 2023. Each item is expressed as a percentage of total revenues or expenses.

	2021		2022		2023
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
REVENUES
Telephone revenues
Cellular	14,737	10.3	12,052	8.2	8,194	5.5	532
Fixed line	1,730	1.2	1,536	1.0	899	0.6	59
Total telephone revenues	16,467	11.5	13,588	9.2	9,093	6.1	591
Interconnection revenues	7,787	5.4	8,472	5.8	9,067	6.1	589
Data, internet, and information technology service revenues
Cellular data and internet	64,500	45.0	69,006	46.8	73,187	49.0	4,753
Internet, data communication, and information technology services	10,272	7.2	10,286	7.0	10,899	7.3	708
Short Messaging Service ("SMS")	4,754	3.3	4,309	2.9	3,380	2.3	219
Others	2,698	1.9	2,809	1.9	3,354	2.2	218
Total data, internet, and information technology service revenues	82,224	57.4	86,410	58.7	90,820	60.8	5,898
Network revenues	1,880	1.3	2,378	1.6	2,482	1.7	161
IndiHome revenues	26,325	18.4	28,020	19.0	28,785	19.3	1,869
Other services
Call center service	1,081	0.8	1,164	0.8	1,264	0.8	82

	2021		2022		2023
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Manage service and terminal	2,048	1.4	1,157	0.8	920	0.6	60
E-health	640	0.4	729	0.5	761	0.5	49
E-payment	487	0.3	474	0.3	496	0.3	32
Others	1,859	1.3	2,310	1.6	2,742	1.8	178
Total other services	6,115	4.3	5,834	4.0	6,183	4.1	401
Total revenues from contract with customer	140,798	98.3	144,702	98.2	146,430	98.1	9,509
Revenues from lessor transaction	2,412	1.7	2,604	1.8	2,786	1.9	181
Total revenues	143,210	100.0	147,306	100.0	149,216	100.0	9,690
EXPENSES
Operation, maintenance, and telecommunications service expenses
Operation and maintenance	21,467	22.4	22,746	21.1	23,057	22.0	1,497
Radio frequency usage charges	6,097	6.4	6,510	6.0	7,412	7.0	481
Leased lines and CPE	5,003	5.2	3,530	3.3	3,462	3.4	225
Concession fees and USO charges	2,472	2.6	2,601	2.4	2,836	2.7	184
Electricity, gas, and water	898	0.9	904	0.8	877	0.8	57
Cost of SIM cards, vouchers, and peripherals	739	0.8	747	0.7	797	0.8	52
Project Management	519	0.5	400	0.4	489	0.5	32
Vehicles rental and supporting facilities	305	0.3	343	0.3	308	0.3	20
Insurance	432	0.5	230	0.2	269	0.3	17
Others	201	0.2	173	0.2	211	0.2	14
Total operation, maintenance, and telecommunications service expenses	38,133	39.8	38,184	35.4	39,718	37.9	2,579
Depreciation and amortization	31,714	33.2	33,129	30.8	32,569	31.1	2,115
Personnel expenses
Salaries and related benefits	8,661	9.1	9,360	8.7	9,674	9.2	628
Vacation pay, incentives, and other benefits	4,999	5.2	3,835	3.6	4,159	4.0	270
Periodic pension benefit cost	1,137	1.2	1,268	1.2	1,319	1.3	86
LSA expense	153	0.2	92	0.1	289	0.3	19
Obligation under the Labor Law	254	0.3	78	0.1	217	0.2	14
Net periodic post-employment health care benefit cost	263	0.3	213	0.2	205	0.2	13
Other post-employment benefit cost	23	0.0	25	0.0	22	0.0	1
Long service employee benefit cost	3	0.0	1	0.0	1	0.0	0
Others	31	0.0	35	0.0	41	0.0	3
Total personnel expenses	15,524	16.3	14,907	13.8	15,927	15.2	1,034
Marketing expenses	3,633	3.8	3,929	3.6	3,530	3.4	229
General and administrative expenses
General expenses	2,043	2.1	2,259	2.1	2,446	2.3	159
Professional fees	789	0.8	1,097	1.0	996	1.0	65
Allowance for expected credit losses	474	0.5	567	0.5	513	0.5	33
Training, education, and recruitment	284	0.3	371	0.3	461	0.4	30
Travelling	321	0.3	421	0.4	443	0.4	29
Meeting	249	0.3	312	0.3	334	0.3	22
Social contribution	213	0.2	218	0.2	232	0.2	15
Collection expenses	212	0.2	173	0.2	195	0.2	13
Others	431	0.5	436	0.4	479	0.5	30
Total general and administrative expenses	5,016	5.2	5,854	5.4	6,099	5.8	396
Interconnection expenses	5,181	5.4	5,440	5.1	6,363	6.1	413
Unrealized gain on changes in fair value of investments	3,432	3.6	(6,438)	(6.0)	(748)	(0.7)	(49)
Gains (losses) on foreign exchange - net	50	0.1	256	0.2	(36)	(0.0)	(2)
Other income - net	162	0.2	35	0.0	259	0.2	15
Total expenses	95,635	100.0	107,677	100.0	104,730	100.0	6,802
Operating profit	47,653		39,716		44,485		2,888
Finance income	558		878		1,061		69
Finance costs	(4,394)		(4,077)		(4,692)		(305)
Share of gain (loss) of long-term investment in associates	(78)		(87)		1		0
Profit before income tax	43,739		36,430		40,855		2,652
Income tax expense	(9,640)		(8,710)		(8,787)		(570)
Profit for the year	34,099		27,720		32,068		2,082
Other comprehensive income (losses) - net	1,980		1,767		(1,454)		(94)
Total comprehensive income for the year	36,079		29,487		30,614		1,988
Profit for the year attributable to owners of the parent company	24,877		20,736		24,427		1,586
Total comprehensive income for the year attributable to owners of the parent company	26,884		22,449		22,949		1,490

	2021	2022	2023
	(Rp billion)%	(Rp billion)%	(Rp billion)%	(US$ million)
Basic earnings per share (in full amount)
Profit per share	251.13	209.32	246.58	0.02
Profit per ADS (100 Series B Shares per ADS)	25,112.50	20,932.30	24,658.24	1.60

Please note that the above table should be read in conjunction with the below discussion on comparability of financial information of and for the financial years ended December 31, 2023, 2022 and 2021. See "— Liquidity and Capital Resources — New Standards and Interpretations."

Financial Overview

Year ended December 31, 2023, compared to year ended December 31, 2022

Revenues

Total revenues increased by Rp1,910 billion, or 1.3%, from Rp147,306 billion in 2022 to Rp149,216 billion (US$9,690 million) in 2023. This increase was primarily due to an increase in data, internet and information technology service revenues, IndiHome revenues, interconnection revenues, other services, revenues from lessor transaction, and network revenues, but was partially offset by a decrease in cellular telephone revenues and fixed line revenues.

a.        Cellular Telephone Revenues

Cellular telephone revenues represented 5.5% of our consolidated revenue in 2023. Cellular telephone revenues decreased by Rp3,858 billion, or 32.0%, from Rp12,052 billion in 2022 to Rp8,194 billion (US$532 million) in 2023. This decrease was primarily due to decrease in usage of voice services as a result of customers increasingly using non-traditional telecommunications services, such as OTT services, as an alternative to voice services.

b.        Fixed Line Telephone Revenues

Fixed line telephone revenues decreased by Rp637 billion, or 41.5%, from Rp1,536 billion in 2022 to Rp899 billion (US$58 million) in 2023. This decrease in fixed line telephone revenues was primarily due to a decrease in voice service usage from customers shifting to OTT services, as an alternative to voice services.

c.           Interconnection Revenues

Interconnection revenues comprise interconnection revenues from our fixed line network and interconnection revenues from Telkomsel's mobile cellular network, including incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues increased by Rp595 billion, or 7.0%, from Rp8,472 billion in 2022 to Rp9,067 billion (US$589 million) in 2023, primarily due to an increase in voice wholesale traffic between countries and A2P SMS services. The increases in voice wholesale traffic between countries and A2P SMS services were due to increases in demand from customers, growth in the international E-Commerce sector and online services, and the expansion of our international business operations.

d.           Data, Internet and Information Technology Service Revenues

Our data, internet, and information technology service revenues accounted for 60.9% of our consolidated revenues in 2023, compared to 58.7% in 2022. Data, internet, and information technology service revenues increased by Rp4,410 billion, or 5.1%, from Rp86,410 billion in 2022 to Rp90,820 billion (US$5,898 million) in 2023. This increase was primarily due to:

●	an increase in cellular data and internet revenues by Rp4,181 billion, or 6.1%, from Rp69,006 billion in 2022 to Rp73,187 billion in 2023. This increase was primarily driven by an increase in the number of mobile broadband subscribers from 120.9 million subscribers as of December 31, 2022 to 127.1 million subscribers as of December 31, 2023, and the positive impact on mobile traffic data of changing customers' habits (for instance, increased use of digital services). For additional information on factors driving the growth of our cellular data and internet revenues, see "— Principal Factors Affecting our Financial Condition and Results of Operations — Increase in Data, Internet, and Information Technology Services;”
●	an increase in internet, data communication, and information technology services by Rp613 billion, or 6.0%, from Rp10,286 billion in 2022 to Rp10,899 billion in 2023. This increase was primarily due to customers’

data usage as they used enriched digital products which require higher bandwidth and wider smartphone penetration in Indonesia; and
•

an increase in other data and internet revenues by Rp545 billion, or 19.4%, from Rp2,809 billion in 2022 to Rp3,354 billion in 2023, primarily due to an increase in volume of collocation data center and value-added services such as security, consulting and support services and services customized for our customers' specific needs.

Such increases were partially offset by a decrease in SMS revenues of Rp929 billion, or 21.6%, from Rp4,309 billion in 2022 to Rp3,380 billion in 2023. This decrease was primarily due to increased competition from non-traditional telecommunications services, such as OTT products including instant voice, messaging services, and other mobile services, which decreased demand for SMS.

e.           Network Revenues

Network revenues increased by Rp104 billion, or 4.4%, from Rp2,378 billion in 2022 to Rp2,482 billion (US$161 million) in 2023, primarily due to an increase in leased lines and VSAT revenue from the enterprise segment due to higher demand reflecting the overall growth of the Indonesian economy.

f.           IndiHome Revenues

IndiHome revenues increased by Rp765 billion, or 2.7%, from Rp28,020 billion in 2022 to Rp28,785 billion (US$1,869 million) in 2023. The increase was primarily due to an increase in the number of fixed broadband subscribers from 9.2 million as of December 31, 2022 to 10.1 million as of December 31, 2023.

g.           Other Services

In 2023, revenues from other services increased by Rp349 billion, or 6.0%, from Rp5,834 billion in 2022 to Rp6,183 billion (US$401 million) in 2023. The increase was primarily due to:

●	an increase in others revenues by Rp432 billion, or 18.7%, from Rp2,310 billion in 2022 to Rp2,742 billion in 2023 due to higher demand for our other products such as IndiBiz, Enterprise Digital Solution, and services targeted to SMEs through integrated offerings of bundled products and services;
●	an increase in call center services revenue by Rp100 billion, or 8.6%, from Rp1,164 billion in 2022 to Rp1,264 billion in 2023, primarily due to an increase in sales of telecommunication services and supporting facilities services;
●	an increase in e-health revenue by Rp32 billion, or 4.4%, from Rp729 billion in 2022 to Rp761 billion in 2023, primarily due to an increase in enterprise health services sales such as smart platform and ICT services; and
●	an increase in e-payment revenue by Rp22 billion, or 4.6%, from Rp474 billion in 2022 to Rp496 billion in 2023, primarily due to an increase in sales of enterprise payment aggregator services, IoT banking payment devices and platforms. This increase in sale volumes reflected increased demand for e-payment services linked to improving macroeconomic factors and the need for innovation and improved efficiency, particularly for enterprise customers.

This increase in our revenues from other services was partially offset by a decrease in manage service and terminal revenues by Rp237 billion, or 20.5%, from Rp1,157 billion in 2022 to Rp920 billion in 2023, primarily due to a decrease in manage service revenues from the enterprise segment. This decrease in turn resulted from delays in projects, increased competition, and decrease in Customer Premise Equipment ("CPE") order revenue. The decrease in CPE order revenue is a result of the change in the strategy of our enterprise business, which involved adapting our product mix to increase revenue sourced from the sales of services that generate higher margin. As CPE orders generate lower margins, we adapted our product mix accordingly.

h.           Revenues from Lessor Transactions

Revenues from lessor transactions increased by Rp182 billion or 7.0% from Rp2,604 billion in 2022 to Rp2,786 billion (US$182 million) in 2023. This increase resulted primarily from increased rental revenues from telecommunication towers, which reflected an increase in the number of tenants.

Expenses

Total expenses decreased by Rp2,947 billion, or 2.7%, from Rp107,677 billion in 2022 to Rp104,730 billion (US$6,800 million) in 2023. This decrease in expenses was attributable primarily to decreases in depreciation and amortization expenses as well as marketing expenses.

a.           Operation, Maintenance, and Telecommunications Service Expenses

Operation, maintenance, and telecommunications service expenses increased by Rp1,534 billion, or 4.0%, from Rp38,184 billion in 2022 to Rp39,718 billion (US$2,579 million) in 2023.

This increase in operation, maintenance and telecommunications service expenses was primarily attributable to:

•

an increase in radio frequency usage charges by Rp902 billion, or 13.9%, from Rp6,510 billion in 2022 to Rp7,412 billion in 2023, primarily due to an increase in service usage of data and cellular internet;

•

an increase in operation and maintenance expenses by Rp311 billion, or 1.4%, from Rp22,746 billion in 2022 to Rp23,057 billion in 2023. This increase was primarily due to an increase in our network maintenance expenses for improving our mobile cellular and IndiHome services;

•

an increase in concession fees and USO charges by Rp235 billion, or 9.0%, from Rp2,601 billion in 2022 to Rp2,836 billion in 2023, primarily due to an increase in gross revenue from Telkomsel. Increases in gross revenue result in increases in concession fees and USO charges, because concession fees and USO charges are formulated as a percentage of gross revenue;

●	an increase in project management expenses by Rp89 billion, or 22.3%, from Rp400 billion in 2022 to Rp489 billion in 2023, primarily as a result of expenses linked to new selected projects that were initiated in 2023;
•

an increase in cost of SIM cards, vouchers and peripherals by Rp50 billion, or 6.7%, from Rp747 billion in 2022 to Rp797 billion in 2023, primarily due to an increase in inventory of SIM Cards and prepaid vouchers involving sim cards printing & storage expenses.

●	an increase in insurance expense by Rp39 billion, or 17.0%, from Rp230 billion in 2022 to Rp269 billion in 2023 and an increase in others operation and maintenance expense by Rp38 billion, or 22.0%, from Rp173 billion in 2022 to Rp 211 billion in 2023. This increase reflected the expanded operations and infrastructure that Telkom insured.

This increase in our operation, maintenance, and telecommunications service expenses was partially offset by:

●	a decrease in leased lines and customer premises equipment (such as modems and other equipment that customers keep in their premises) expenses by Rp68 billion, or 1.9%, from Rp3,530 billion in 2022 to Rp3,462 billion in 2023, primarily as a result of the impact of continued implementation of business strategy initiated in 2022. The strategy intended to adapt our product mix to increase the share of our revenue sourced from bundling of higher margin-generating services; and
●	a decrease in vehicles rental and supporting facilities by Rp35 billion, or 10.2%, from Rp343 billion in 2022 to Rp308 billion in 2023, primarily due to a decrease in our operational mobility as a result of more efficient and sustainable operations.

b.           Depreciation and Amortization

Depreciation and amortization decreased by Rp560 billion, or 1.7%, from Rp33,129 billion in 2022 to Rp32,569 billion (US$2,115 million) in 2023 in line with the integration of our network infrastructure both for our mobile and fixed businesses, whose related assets are subject to depreciation and amortization. This integration involved streamlining operations, consolidating assets and eliminating duplicated resources.

c.           Personnel Expenses

Personnel expenses increased by Rp1,020 billion, or 6.8%, from Rp14,907 billion in 2022 to Rp15,927 billion (US$1,034 million) in 2023. This increase was primarily due to:

●	an increase in vacation pay, incentives and other benefits to our employees by Rp324 billion, or 8.4%, from Rp3,835 billion in 2022 to Rp4,159 billion in 2023, primarily as a result of an increase in performance-related compensation;
●	an increase in salaries and related benefit by Rp314 billion, or 3.4%, from Rp9,360 billion in 2022 to Rp9,674 billion in 2023, primarily as a result of our policy to increase salaries to offset annual inflation;
●	an increase in long service awards expenses by Rp197 billion, or 214.1%, from Rp92 billion in 2022 to Rp289 billion in 2023, primarily as a result of our employee transfer and mobility program due to the IndiHome integration and related compensation; and
•

an increase in periodic pension benefits by Rp51 billion, or 4.0%, from Rp1,268 billion in 2022 to Rp1,319 billion in 2023. This increase primarily reflected an increase in payment obligations under the Labor Law (due to the enactment of the Job Creation Law 2022) by Rp139 billion, or 178.2%, from Rp78 billion in 2022 to Rp217 billion in 2023. The increase in payment obligations resulted from employee transfers from Telkom to Telkomsel, as part of effecting the IndiHome Integration. These increases were partially offset by a decrease in other post-employment benefit cost by Rp3 billion, or 12.0%, from Rp25 billion in 2022 to Rp22 billion in 2023.

d.           Marketing Expenses

Marketing expenses decreased by Rp399 billion, or 10.2%, from Rp3,929 billion in 2022 to Rp3,530 billion (US$229 million) in 2023.  This decrease was primarily due to a decrease in advertising and promotion expenses, allocated towards more effective and strategic marketing activities including promotions and cross-product marketing campaigns.

e.           General and Administrative Expenses

General and administrative expenses increased by Rp245 billion, or 4.2%, from Rp5,854 billion in 2022 to Rp6,099 billion (US$396 million) in 2023, primarily due to a Rp187 billion increase, or 8.3%, in general expenses from Rp2,259 billion in 2022 to Rp2,446 billion (US$159 million) in 2023 as a result of the implementation of our Five Bold Moves corporate initiatives Training, education, and recruitment expense increased by Rp90 billion, or 24.3%, from Rp371 billion in 2022 to Rp461 billion (US$30 million) in 2023, due to increasing recipient number of our scholarships given to our employees to pursue higher education through our Great People Scholarship Program in 2023 and increased digital talent development program. This increase in our general and administrative expenses was partially offset by a decrease of Rp101 billion, or 9.2%, in professional fees (mainly consultant fees related to our fixed-mobile convergence initiative)

from Rp1,097 billion in 2022 to Rp996 billion in 2023.

f.           Interconnection Expenses

Interconnection expenses increased by Rp923 billion, or 17.0%, from Rp5,440 billion in 2022 to Rp6,363 billion (US$413 million) in 2023, reflecting our strategic focus on increasing interconnection revenues (through partnerships, bundling and cross-selling of services, maintenance and technology upgrades and marketing) and which was generally in line with the increase in our interconnection revenues.

g.	Unrealized loss on changes in fair value of investments

We had a loss on changes in fair value of investments of Rp748 billion (US$49 million) in 2023 compared with a loss on changes in fair value of investments of Rp6,438 billion (US$414 million) in 2022 due to a decrease in unrealized loss based on the valuation of our investment in GoTo and unrealized gain from changes in the fair value of our investment in MDI.  See “Item 4. Information on the Company — Business Overview."

h.           Gains (Losses) on Foreign Exchange - net

We had a loss on foreign exchange-net of Rp36 billion (US$2 million) in 2023 compared with a gain on foreign exchange-net of Rp256 billion (US$16 million) in 2022. This loss in 2023 primarily originated from decrease in the valuation of financial assets denominated in U.S. Dollars.

i.           Other Income - net

Other income increased by Rp224 billion, or 640.0%, from Rp35 billion in 2022 to Rp259 billion (US$18 million) in 2023 due to higher other income primarily related to increased net income from the sale and exchange of fixed assets in 2023.

Operating Profit and Operating Profit Margin

As a result of the foregoing, our operating profit increased by Rp4,769 billion, or 12.0%, from Rp39,716 billion in 2022 to Rp44,485 billion (US$2,888 million) in 2023. Our operating profit margin increased from 27.0% in 2022 to 29.8% in 2023.

Finance Income

Finance income increased by Rp183 billion, or 20.8%, from Rp878 billion in 2022 to Rp1,061 billion (US$69 million) in 2023, due to higher interest rates, which were partially offset by lower cash deposits.

Finance Costs

Finance costs increased by Rp615 billion, or 15.1%, from Rp4,077 billion in 2022 to Rp4,692 billion (US$305 million) in 2023, primarily as a result of an increase in the average balance of long-term bank loans.

Profit before Income Tax and Pre-tax Profit Margin

As a result of the foregoing, our profit before income tax increased by Rp4,425 billion, or 12.1%, from Rp36,430 billion in 2022 to Rp40,855 billion (US$2,652 million) in 2023. Our pre-tax profit margin was 24.7% for 2022 and 27.4% for 2023.

Income Tax (Expense) Benefit

Our income tax expense decreased by Rp77 billion, or 0.9%, from Rp8,710 billion in 2022 to Rp8,787 billion (US$570 million) in 2023, as a result of decreased deferred tax income of Rp549 billion in 2022 compared to deferred tax expense of Rp9 billion in 2023.

Other Comprehensive Income (Losses)

We recorded other comprehensive loss of Rp1,454 billion (US$94 million) in 2023 compared to other comprehensive income of Rp1,767 billion (US$113 million) for 2022, primarily due to actuarial loss of Rp1,389 billion recognized in 2023 compared to an actuarial gain of Rp1,464 billion recognized in 2022, in each case relating to our Defined Benefit Pension Plan ("DBPP").

Total Comprehensive Income for the Year

As a result of the foregoing, our total comprehensive income for the year increased by Rp1,127 billion or 3.8%, from Rp29,487 billion in 2022 to Rp30,614 billion (US$1,988 million) in 2023.

Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp3,691 billion, or 17.8%, from Rp20,736 billion in 2022 to Rp24,427 billion (US$1,586 million) in 2023.

Total Comprehensive Income for the Year Attributable to Owners of the Parent Company

Total comprehensive income for the year attributable to owners of the parent company increased by Rp500 billion, or 2.2%, from Rp22,449 billion in 2022 to Rp22,949 billion (US$1,490 million) in 2023.

Profit per Share

Our profit per share increased by Rp37.26, or 17.8%, from Rp209.32 in 2022 to Rp246.58 in 2023.

For a discussion of our statements of operations for the years ended December 31, 2022 and 2021, see the section “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of the Years Ended December 31, 2022 and 2021” in our annual report on Form 20-F for the year ended December 31, 2022.

Segment Overview

We have five main operating segments as follows:

•	Our mobile segment includes operating results of customer-facing lines of business that provide cellular services.
•	Our consumer segment includes operating results of customer-facing lines of business that provide services to individual and residential-based customers.
•	Our enterprise segment includes operating results of customer-facing lines of business that provide services to corporations and institutional-based customers.
•

Our wholesale and international business segment includes operating results of customer-facing lines of business that provide interconnection and other types of licensing services for OLO and international customers.

•	Our other segment includes operating results of customer-facing lines that provide digital services.

For more detailed information regarding our segment information, see Note 32 to our Consolidated Financial Statements. Our segment results for 2021, 2022 and 2023 were as follows:

Telkom's Results of Operations by Segment

	Years Ended December 31,
	2021	2022	2023		2023-2022
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)	(%)
Mobile
Revenues
External revenues	84,267	85,493	85,291	5,539	(0.2)
Inter-segment revenues	3,097	3,344	3,628	236	8.5
Total segment revenues	87,364	88,837	88,919	5,775	0.1
Segment results	34,435	26,122	28,693	1,863	9.8
Depreciation and amortization	(20,333)	(21,028)	(21,248)	(1,380)	1.0
Provision recognized in current period	(99)	(128)	(231)	(15)	80.5
Consumer
Revenues
External revenues	24,930	26,354	27,713	1,800	5.2
Inter-segment revenues	187	195	(1,106)	(72)	(667.2)
Total segment revenues	25,117	26,549	26,607	1,728	0.2
Segment results	5,894	7,579	7,971	518	5.2
Depreciation and amortization	(6,566)	(6,738)	(5,828)	(378)	(13.5)
Provision recognized in current period	(285)	(434)	(463)	(30)	6.7
Enterprise
Revenues
External revenues	19,141	19,161	18,237	1,184	(4.8)
Inter-segment revenues	22,395	24,646	26,505	1,721	7.5
Total segment revenues	41,536	43,807	44,742	2,905	2.1
Segment results	(307)	831	602	39	(27.6)
Depreciation and amortization	(3,909)	(3,999)	(3,884)	(252)	(2.9)
Provision recognized in current period	(13)	(45)	173	11	(484.4)
Wholesale and International Business
Revenues
External revenues	14,255	15,442	16,928	1,099	9.6
Inter-segment revenues	18,072	19,658	20,333	1,320	3.4
Total segment revenues	32,327	35,100	37,261	2,419	6.2
Segment results	9,192	8,925	9,386	610	5.2
Depreciation and amortization	(4,702)	(5,805)	(6,135)	(398)	5.7
Provision recognized in current period	5	34	(11)	(1)	(132.4)
Others
Revenues
External revenues	205	239	402	26	68.2
Inter-segment revenues	2,395	2,486	2,014	131	(19.0)
Total segment revenues	2,600	2,725	2,416	157	(11.3)
Segment results	199	(1,063)	(1,188)	(77)	11.8
Depreciation and amortization	(20)	(19)	(18)	(1)	(5.3)
Provision recognized in current period	(33)	(5)	(5)	(0)	—

Please note that the above table should be read in conjunction with the below discussion on comparability of financial information of and for the financial years ended December 31, 2023 and 2022. See "— New Standards and Interpretation." See also "— Financial Overview — Year ended December 31, 2022 compared to year ended December 31, 2021" in Item 5 to our annual report on Form 20-F for the financial year ended December 31, 2022 filed with the SEC on April 6, 2023, and available free of charge on the SEC’s website at www.sec.gov and our website at www.telkom.co.id.

Year ended December 31, 2023 compared to year ended December 31, 2022

Mobile Segment

Our mobile segment revenues decreased by Rp202 billion, or 0.2%, from Rp85,493 billion in 2022 to Rp85,291 billion in 2023. The decrease was primarily due to:

•

a decrease in cellular revenues by Rp3,883 billion, or 32.6%, which primarily reflected a decrease in revenue from voice services due to customers shifting to OTT services, as an alternative to voice services; and

●	a decrease in SMS revenues by Rp915 billion, or 21.5%, which primarily reflected a decrease in revenue from messaging services due to customers shifting to OTT services, as an alternative to SMS services.

The above-mentioned decreases were partially offset by an increase in cellular internet and data service revenue by Rp4,181 billion, or 6.1%, in 2023 compared with 2022. This increase was primarily due to customers choosing to use digital telecommunications services and an increase in the number of mobile broadband subscribers from 120.9 million subscribers as of December 31, 2022 to 127.1 million subscribers as of December 31, 2023. Mobile data traffic increased by 9.1% from 16.4 million terabytes to 17.9 million terabytes.

Consumer Segment

Our consumer segment revenues increased by Rp1,359 billion, or 5.2%, from Rp26,354 billion in 2022 to Rp27,713 billion in 2023, primarily due to an increase in IndiHome revenues by Rp2,031 billion, or 8.0%. This increase reflected growth in the number of IndiHome subscribers from 9.2 million as of December 31, 2022 to 10.1 million as of December 31, 2023.

The increase in our consumer segment revenues was partially offset by a decrease in internet, data communication, and information technology services revenue by Rp223 billion, or 72.4% and a decrease in fixed line telephone revenues by Rp425 billion, or 56.1%, primarily due to a decrease in the usage of voice service as a result of competition from other cellular services and OTT services.

Enterprise Segment

Our enterprise segment revenues decreased by Rp924 billion, or 4.8%, from Rp19,161 billion in 2022 to Rp18,237 billion in 2023, primarily due to:

●	a decrease in IndiHome revenues by Rp1,266 billion, or 45.4%, primarily due to a decrease in purchases of IndiHome bundled products by enterprise customers along with the IndiHome integration because IndiHome B2B products were replaced with IndiBiz products;
●	a decrease in fixed line revenues by Rp154 billion, or 25.5%, primarily due to declining demand for voice services; and
●	a decrease in network revenues by Rp226 billion, or 15.7%, primarily due to the decrease in leased lines and VSAT revenue for the enterprise product;

The above-mentioned decreases were partially offset by:

●	an increase in data, internet and information technology service revenues by Rp680 billion, or 7.1%, primarily due to an increase in demand of Enterprise Digital Solution services and IndiBiz product packages; and
●	an increase in other telecommunication services revenues by Rp43 billion, or 0.9%, primarily due to an increase in call center service revenues by Rp125 billion or 11.0%, an increase in e-health service revenues by Rp32 billion, or 4.4%, an increase in e-payment service revenues by Rp42 billion, or 9.3%, and an increase in revenue from other services by Rp92 billion, or 7.0%, which were partially offset by a decrease in manage service and terminal revenues by Rp248 billion, or 21.5%.

Wholesale and International Business Segment

Our wholesale and international business segment revenues increased by Rp1,486 billion, or 9.6%, from Rp15,442 billion in 2022 to Rp16,928 billion in 2023, mainly due to:

●	an increase in interconnection revenues by Rp587 billion, or 7.2%, primarily due to an increase in voice wholesale traffic between countries and A2P SMS services;
●	an increase in network revenues by Rp329 billion, or 35.1%, primarily due to an increase in leased lines as a result of higher demand;
●	an increase in data, internet and information technology services revenue by Rp389 billion, or 12.6%, primarily due to an increase in internet, data communication and information technology services revenues by Rp151 billion, or 6.8%, from data centers and an increase in revenue from other services by Rp238 billion, or 27.7%, primarily as a result of increased demand for IT management services; and
●	an increase other telecommunications services revenues by Rp24 billion, or 7.8%, which was primarily due to an increase in others revenues by Rp38 billion, or 13.6%, which principally reflected increased sales of devices. The increase was offset by a decrease in call center service revenues by Rp25 billion, or 100%.

This increase in wholesale and international business segment revenues was partially offset by a decrease in telephone revenues by Rp33 billion, or 10.2%, due to a decrease in fixed line revenues by Rp58 billion, or 33.1%, while international cellular revenues increased by Rp25 billion, or 17.0%. This reflected a shift in demand away from fixed lines to cellular services .

Other Segment

Our other segment revenues increased by Rp163 billion, or 68.2%, from Rp239 billion in 2022 to Rp402 billion in 2023, primarily due to an increase of other telecommunication services revenues by Rp194 billion, or 29.2%, and an increase in data, internet and information technology service revenues resulting from an increase in sales of other services by Rp5 billion, or 2.4%, due to sales related to our digital business. This increase was partially offset by an increase in intercompany transaction eliminations by Rp36 billion, or 5.7%, compared to 2022.

For a discussion of our results of operations per segment for the years ended December 31, 2022 and 2021, see the section “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations —Comparison of the Years Ended December 31, 2022 and 2021” in our annual report on Form 20-F for the year ended December 31, 2022.

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

A.   Internal Liquidity Sources

To fulfill our obligations, we rely primarily on our internal liquidity. As of December 31, 2023, we had Rp29,007 billion (US$1,884 million) in cash and cash equivalents available. Cash and cash equivalents decreased by Rp2,940 billion, or 9.2%, from Rp31,947 billion as of December 31, 2022.

Cash receipts from revenues primarily comprised cash receipts from revenues from customers, which amounted to Rp148,458 billion (US$9,641 million) in 2023, and which were used for the payment of operating expenses, the acquisition of property and equipment, the payment of cash dividends and the repayment of loans and other borrowings.

Our internal liquidity strength is reflected in our current ratio, which is computed by dividing current assets by current liabilities. As of December 31, 2022 and 2023, our current ratio was 78.4 and 77.9, respectively.

B.   External Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, bonds and notes, other borrowings and two-step loans. We had external liquidity from loans and other borrowings of Rp68,000 billion as of December 31, 2023.

As of December 31, 2023, we had the following undrawn amounts under our sources of liquidity:

●	a credit facility with Bank Mandiri in the amount of Rp8,000 billion;
●	a credit facility with Bank Negara Indonesia in the amount of Rp4,947 billion;
●	a credit facility with MUFG Bank in the amount of Rp4,605 billion;
●	a credit facility with Bank Central Asia in the amount of Rp2,350 billion;
●	a credit facility with Bank Rakyat Indonesia in the amount of Rp2,000 billion;
●	a credit facility with HSBC Bank in the amount of Rp1,561 billion;
●	a credit facility with Bank Syariah Indonesia in the amount of Rp1,500 billion;
●	a credit facility with Bank of China in the amount of Rp1,500 billion;

●	a credit facility with Maybank in the amount of Rp1,000 billion;
●	a credit facility with Bank CIMB Niaga in the amount of US$76,090,710;
●	a credit facility with Bank DBS Indonesia in the amounts of US$20,000,000 and Rp435 billion; and
●	credit facilities with Citibank, BJB Bank and Maspion Bank in the amounts of Rp500 billion, Rp500 billion and Rp97 billion, respectively.

As of December 31, 2023, we had no off-balance sheet arrangements that were reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

For a discussion of our sources of liquidity for the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Sources of Liquidity” in our annual report on Form 20-F for the year ended December 31, 2022.

Contractual Obligations and Commercial Commitments

The following table sets forth information on certain of our material contractual obligations as of December 31, 2023:

Contractual Obligations	By Payment Due Date
	Total	Less Than a Year(6)	1-3 years(6)	3-5 years(6)	More than 5 years(6)
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Long-Term Debts(1)(4)	38,049	10,276	14,412	6,877	6,484
Lease Liabilities(2)	20,302	5,458	5,222	3,899	5,723
Interest on Long-Term Debts and Lease Liabilities(5)	14,946	3,491	4,836	2,640	3,979
Unconditional Purchase Obligations(3)	12,286	12,286	—	—	—
Total	85,583	31,511	24,470	13,416	16,186

Notes:

(1)	See Notes 19 and 20 to our Consolidated Financial Statements.
(2)	Related to the lease of the slot site of the tower, transmission installation and equipment, power supply, data processing equipment, office equipment, vehicles, and CPE assets.
(3)	Capital expenditure committed under contractual arrangements.
(4)	Excludes the related contractually committed interest obligations.
(5)	See "Item 3. Key Information — Risk Factors — Risks Related to Our Business — Financial Risks — We are exposed to interest rate risk in relation to our bank borrowings."
(6)	Less than 1 year means 2024, 1-3 years means 2025-2026, 3-5 years means 2027-2028, more than 5 years means Thereafter.

See Note 33 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, we had long-term liabilities for defined pension benefits and post-employment health care benefit plan. In 2023, we contributed Rp1,635 billion to our Defined Benefit Pension Plan and post-employment health care benefit plan.

Cash Flows

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements for 2021, 2022 and 2023.

	Years Ended December 31,
	2021	2022	2023
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Net cash flows:
provided by operating activities	68,353	73,354	60,581	3,934
used in investing activities	(37,914)	(39,122)	(36,911)	(2,397)
used in financing activities	(12,775)	(40,965)	(26,565)	(1,725)

	Years Ended December 31,
	2021	2022	2023
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Net increase/(decrease) in cash and cash equivalents	17,664	(6,733)	(2,895)	(188)
Effect of exchange rate changes on cash and cash equivalents	59	370	(44)	(3)
Allowance for expected credit losses	(1)	(1)	(1)	(0)
Cash and cash equivalents at beginning of year	20,589	38,311	31,947	2,075
Cash and cash equivalents at end of year	38,311	31,947	29,007	1,884

Year ended December 31, 2023 compared to year ended December 31, 2022

As of December 31, 2023, total cash and cash equivalents amounted to Rp29,007 billion, representing a decrease of Rp2,940 billion, or 9.2%, from Rp31,947 billion as of December 31, 2022.

In 2023, operating activities generated the largest cash receipts which amounted to Rp150,781 billion, or 78.2% of total cash receipts, followed by financing activities which generated cash receipts of Rp41,795 billion, or 21.7% of total cash receipts, and investing activities which generated cash receipts of Rp313 billion, or 0.1% of total cash receipts. In total, cash receipts increased by Rp5,602 billion, or 3.0%, compared to 2022.

In 2023, cash used for operating activities amounted to Rp90,200 billion, or 46.1% of total cash disbursements, followed by cash used for financing activities which amounted to Rp68,360 billion, or 34.9% of total cash disbursements, and cash used for investing activities which amounted to Rp37,224 billion, or 19.0% of total cash disbursements. Compared to 2022, cash disbursements increased by Rp1,764 billion, or 0.9%.

Cash Flows from Operating Activities

Net cash generated by operating activities was Rp60,581 billion (US$3,934 million) in 2023 and Rp73,354 billion in 2022, representing a decrease of Rp12,773 billion, or 17.4%.

Cash receipts from operating activities in 2023 amounted to Rp150,781 billion, representing an increase of Rp899 billion, or 0.6%, compared to 2022. Cash receipts principally originated from cash receipts from customers and other operators of Rp148,458 billion, cash receipts from interests of Rp1,049 billion, and cash receipts from tax refund of Rp681 billion. Cash receipts from customers and other operators increased by 1.5% compared to 2022, principally due to increased data, internet and information technology service revenues, IndiHome revenues, and interconnection revenues. Cash receipts from interests increased by 21.3% compared to 2022, mainly as a result of increased transaction volume with government agencies and state-owned banks. Cash receipts from others - net in 2023 amounted to Rp593 billion, representing an increase of 75.4% compared to cash payments for others - net in 2022 which amounted to Rp338 billion, mainly due to vendor and procurement transactions. Cash receipts from tax refund decreased by 71.8% compared to 2022, primary as a result of delays in processing overpayment of domestic VAT for 2021 and administrative fines charged as a result of the corrected VAT amount for 2020.

Cash disbursements from operating activities in 2023 amounted to Rp90,200 billion and increased by Rp13,672 billion, or 17.9%, compared to 2022. This increase primarily resulted from an increase in cash payments for expenses, cash payments for value added taxes – net, and cash payments for corporate and final income taxes, cash payments to employees and was partially offset by decreased and cash payments for short-term lease and low-value lease assets. The cash disbursements were primarily used for:

●

cash payments for expenses of Rp53,410 billion increased by 17.2% compared to 2022, primarily due to increases in operation, maintenance and telecommunication service expenses, personnel expenses, general and administrative expenses, and interconnection expenses;

●	cash payments to employees of Rp16,116 billion increased by 14.7% compared to 2022, primarily due to increased salaries and benefit expenses in 2023;
●	cash payments for corporate and final income taxes of Rp10,746 billion increased by 26.9% compared to

2022, primarily due to increased income tax expense in 2023;

●	cash payments for finance costs of Rp4,748 billion increased by 16.8% compared to 2022, primarily due to increased costs relating to borrowings;
●	cash payments for short-term lease and low-value lease assets of Rp3,770 billion decreased by 2.7% compared to 2022, primarily due to decreased interest costs related to lease liabilities; and
●	cash payments for value added taxes - net of Rp1,410 billion increased by 173.8% compared to 2022, primarily due to increased VAT on prepaid other tax liabilities for our company and our subsidiaries.

Cash Flows used in Investing Activities

Net cash flows used in investing activities in 2023 amounted to Rp36,911 billion (US$2,397 million), compared to Rp39,122 billion in 2022, representing a decrease of Rp2,211 billion, or 5.7%. Cash flows used in investing activities principally included payments for purchases of property and equipment amounting to Rp33,603 billion, payments for purchases of intangible assets amounting to Rp2,817 billion, addition of long-term investments in financial instruments amounting to Rp340 billion, a placement in other current financial assets - net amounting to Rp315 billion, and a decrease in other assets - net amounting to Rp149 billion. Payments of property and equipment principally reflected the acquisitions of transmission installation and equipment, cable network, and payments related to property under constructions. Purchases of intangible assets primarily reflected purchases of software.

Cash Flows used in Financing Activities

Net cash flows used in financing activities in 2023 amounted to Rp26,565 billion (US$1,725 million), compared to Rp40,965 billion in 2022, representing a decrease of Rp14,400 billion, or 35.2%.

Cash receipts from financing activities amounted to Rp41,795 billion in 2023, an increase of Rp5,792 billion, or 16.1%, compared to 2022. This increase primarily reflected non-recurring cash receipts of Rp2,961 billion received in 2023 from proceeds from the issuances  of new shares of subsidiaries and Rp38,834 billion from the withdrawal of loans and other borrowings in 2023. The issuances of new shares of subsidiaries consisted of an issuance of new shares of Telkomsel, to mitigate further dilution of Singtel's share ownership in Telkomsel, and an issuance of shares as part of the establishment of Telkom Data Infrastructure.

Cash disbursements from financing activities amounted to Rp68,360 billion in 2023, a decrease of Rp8,608 billion, or 11.2%, compared to 2022. The cash disbursements were primarily used for the repayments of loans and other borrowings in the amount of Rp35,323 billion representing a decrease of Rp8,981 billion or 20.3%, payments of cash dividends to our shareholders and non-controlling interests of subsidiaries amounting to Rp26,406 billion in aggregate representing an increase of Rp1,447 billion or 5.8%, repayments of principal portion of lease liabilities in the amount of Rp6,600 billion representing a decrease of Rp424 billion or 6.0%, and proceeds from a share buyback of non-controlling interests by our subsidiary in the amount of Rp31 billion.

Current Assets

As of December 31, 2023, our current assets were Rp55,628 billion (US$3,613 billion) compared to Rp55,073 billion as of December 31, 2022, representing an increase of Rp555 billion, or 1.0%. This increase was primarily due to:

•

an increase in trade and other receivables of Rp2,053 billion, or 23.1%, from Rp8,895 billion as of December 31, 2022 to Rp10,948 billion as of December 31, 2023, primarily due to an increase in third parties receivables and related parties receivables by Rp1,685 billion and Rp348 billion, respectively;

•

an increase in other current assets of Rp964 billion, or 14.2%, from Rp6,766 billion as of December 31, 2022 to Rp7,730 billion as of December 31, 2023 due to an increase in prepaid frequency license fees;

•

an increase in our prepaid other taxes of Rp413 billion, or 27.3%, from Rp1,512 billion as of December 31, 2022 to Rp1,925 billion as of December 31, 2023, primarily due to an increase in VAT payable by Telkom and its subsidiaries;

•

an increase in other current financial assets by Rp312 billion, or 23.1%, from Rp1,349 billion as of December 31, 2022 to Rp1,661 billion as of December 31, 2023, primarily due to an increase in time deposits of Rp465 billion; and

•

an increase in contract assets by Rp247 billion, or 10.1%, from Rp2,457 billion as of December 31, 2022 to Rp2,704 billion as of December 31, 2023, primarily due to an increase in enterprise segment's contract assets from government customers;

These increases were primarily and partially offset by:

•

a decrease in our cash and cash equivalents of Rp2,940 billion, or 9.2%, from Rp31,947 billion as of December 31, 2022 to Rp29,007 billion as of December 31, 2023, primarily due to a Rp2,940 billion decrease in cash deposited with banks;

•

a decrease in prepaid income taxes by Rp329 billion, or 99.1%, from Rp332 billion as of December 31, 2022 to Rp3 billion as of December 31, 2023, primarily due to a decrease in our subsidiaries’ corporate income tax;

•

a decrease in inventories by Rp147 billion, or 12.8%, from Rp1,144 billion as of December 31, 2022 to Rp997 billion as of December 31, 2023, primarily due to decrease in inventories of components and others; and

•	a decrease in contract costs of Rp18 billion, or 2.7%, from Rp671 billion as of December 31, 2022 to Rp653 billion as of December 31, 2023.

Current Liabilities

As of December 31, 2023, our current liabilities were Rp71,451 billion (US$4,640 billion) compared to Rp70,235 billion as of December 31, 2022, representing an increase of Rp1,216 billion, or 1.7%. This increase was primarily due to:

•

an increase in short-term bank loans and current maturities of long-term liabilities of Rp2,877 billion, or 16.9%, from Rp17,049 billion as of December 31, 2022 to Rp19,926 billion as of December 31, 2023, primarily due to an increase in short-term bank loans of Rp1,459 billion and an increase in current maturities of long-term liabilities of Rp1,418 billion. We primarily increased our short-term bank loans to funding working capital. The increase in current maturities of long-term liabilities was primarily due to an increase in the current maturities of bank loans of Rp1,494 billion which was partially offset by a decrease in other borrowings of Rp590 billion;

•	an increase in current maturities of lease liabilities of Rp686 billion, or 14.4%, from Rp4,772 billion as of December 31, 2022 to Rp5,458 billion as of December 31, 2023;
•

an increase in contract liabilities of Rp553 billion, or 8.8%, from Rp6,295 billion as of December 31, 2022 to Rp6,848 billion as of December 31, 2023, primarily due to an increase in advances from enterprise customers and wholesale and international business customers amounting to Rp461 billion and Rp103 billion, respectively. This increase was partially offset by a decrease in advances from mobile customers amounting to Rp17 billion, respectively;

•

an increase in customer deposits of Rp184 billion, or 7.7%, from Rp2,382 billion as of December 31, 2022 to Rp2,566 billion as of December 31, 2023, primarily due to an increase in customer deposits from new

IndiHome and IndiBiz customers. Such deposits can be used to deduct billings on the payment date or can be refunded to customers who want to deactivate their services; and

•

an increase in trade and other payables of Rp129 billion, or 0.7%, from Rp18,920 billion as of December 31, 2022 to Rp19,049 billion as of December 31, 2023 due to an increase in trade payables to related parties by Rp1,215 billion. This increase in trade payables to related parties was primarily due to an increase in universal service obligation charges due to the Government.

These increases were partially offset by:

•

a decrease in accrued expenses of Rp2,366 billion, or 15.3%, from Rp15,445 billion as of December 31, 2022 to Rp13,079 billion as of December 31, 2023, due to a decrease in accrued expenses for operation, maintenance, and telecommunication services of Rp2,370 billion and a decrease in salaries and benefits of Rp73 billion;

•

a decrease in current income tax liabilities of Rp474 billion, or 16.9%, from Rp2,807 billion as of December 31, 2022 to Rp2,333 billion as of December 31, 2023, mainly due to a decrease in corporate income tax payable by Telkom parent by Rp575 billion; and

•

a decrease in other tax liabilities of Rp373 billion, or 14.5%, from Rp2,565 billion as of December 31, 2022 to Rp2,192 billion as of December 31, 2023, mainly due to a Rp123 billion decrease in VAT collected by Telkom parent.

Working Capital

As of December 31, 2023, our working capital, defined as the difference between current assets and current liabilities as of the same date, decreased by Rp661 billion compared to our working capital as of December 31, 2022. As at December 31, 2023, our current assets were lower than our current liabilities, resulting in a current ratio, defined as our current assets divided by our current liabilities, of 0.78 as of December 31, 2023. We closely monitor our working capital and generally try to lower it to maintain it at an optimal level so that we may manage our working capital efficiently, without restricting our ability to meet our current liabilities. This decrease in working capital was primarily due to:

•	an increase in current assets of Rp555 billion, or 1.0%, from Rp55,073 billion as of December 31, 2022 to Rp55,628 billion as of December 31, 2023. See"— Current Assets."
•	an increase in current liabilities of Rp1,216 billion, or 1.7%, from Rp70,235 billion as of December 31, 2022 to Rp71,451 billion as of December 31, 2023. See"— Current Liabilities."

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

Capital Structure

Our capital structure as of December 31, 2023, is described as follows:

	Amount	Portion
	(Rp billion)	(%)
Short-term debt	9,650	4.7
Long-term debt	58,351	28.7
Total debt	68,001	33.4
Equity attributable to owners of the parent company	135,576	66.6
Total	203,577	100.0

As of December 31, 2023, our net debt to equity ratio was 0.29 and our debt service coverage ratio was 1.9 times, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

For further information on our Company's management policies related to capital, see Note 35 to our Consolidated Financial Statements.

Indebtedness

Consolidated total indebtedness (consisting of short-term bank loans, long-term liabilities, current maturities of long-term liabilities and other borrowings) as of December 31, 2021, 2022 and 2023 were as follows:

	As of December 31,
	2021	2022	2023
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Indonesian Rupiah	67,587	62,107	67,668	4,394
U.S. Dollar(1)	671	531	220	14
Japanese Yen(2)	285	181	84	5
Malaysian Ringgit(3)	36	34	29	2
Total	68,579	62,853	68,001	4,416

Notes:

(1)

The amounts as of December 31, 2021, 2022 and 2023 translated into Rupiah at Rp14,252.50, Rp15,569.05 and Rp15,398.5 to US$1, respectively, being the Reuters average rates for U.S. Dollars at each of those dates.

(2)	The amounts as of December 31, 2021, 2022 and 2023 translated into Rupiah at Rp123.84, Rp118.15 and Rp108.80 to Yen 1, respectively, being the Reuters average rates for Yen at each of those dates.
(3)	The amount as of December 31, 2021, 2022 and 2023 translated into Rupiah at Rp3,421.97, Rp3,534.06 and Rp3,354.47 to Ringgit 1, being the Reuters average rates for Ringgit at each of those dates.

Of our total indebtedness, as of December 31, 2023, Rp15,734 billion, Rp19,634 billion, Rp10,776 billion, and Rp12,207 billion were scheduled for repayment in 2024, 2025-2026, 2027-2028, and thereafter, respectively. As of December 31, 2023, approximately 43.7% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans. We use hedging instruments to cover foreign currency risk exposures for periods ranging from three to 12 months.

For further information on our Company's indebtedness, see Notes 19 and 20 to our Consolidated Financial Statements.

Capital Expenditures

In 2023, we incurred capital expenditures of Rp32,858 billion (US$2,134 million) for not only increasing capacity but also improving the quality of our services. Our capital expenditures are grouped into the following categories for planning purposes:

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

Of our Rp32,858 billion capital expenditure in 2023, Telkom, as the parent company, incurred capital expenditures of Rp14,037 billion (US$912 million), Telkomsel incurred capital expenditures of Rp18,804 billion (US$1,221 million) and our other subsidiaries incurred capital expenditures of Rp17 billion (US$1 million). As our capital expenditures in 2022 were at historically elevated levels, we expect to further reduce our capital expenditures in the future to bring them more in line with our long-term funding capacity. The following table set forth our capital expenditure breakdown between Telkom as a parent company, Telkomsel and our other subsidiaries for the periods indicated.

	Years Ended December 31,
	2021	2022	2023
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Telkom (parent company)	15,347	15,650	14,037	912
Subsidiaries
Telkomsel	10,540	12,343	18,804	1,221
Others	4,442	6,153	17	1
Subtotal for subsidiaries	14,982	18,496	18,821	1,222
Total for Telkom Group	30,329	34,146	32,858	2,134

Our capital expenditures in 2023 were mostly expenditures incurred for strengthening our networks and supporting infrastructure as well as enhancing capacity to provide a better customer experience. Our fixed line capital expenditures were primarily related to fiber-based access, submarine backbone infrastructure development and other projects such as towers and data centers. We also used capital expenditures for the improvement of 4G network quality and capacity, 5G rollout, and enhancement of the IT system for our mobile business.

Material Commitments for Capital Expenditures

As of December 31, 2023, we had material commitments for capital expenditures under contractual arrangements totaling Rp12,286 billion (US$798 million), principally relating to transmission installation, cable network, and property under construction. We also have capital expenditure planned for property, equipment and investment outside Indonesia. Our subsidiaries also have capital expenditure plans. Telkomsat plans to launch a satellite in orbit slot 113 East Longitude as part of efforts to strengthen the capacity and quality of connectivity throughout Indonesia. In addition, it plans to fund its expansion strategy, including through organic growth and tower acquisitions, in line with its goal of becoming the largest tower company in Southeast Asia.

The following table sets forth information on our committed capital expenditures under contractual arrangements as of December 31, 2023.

Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(in millions)	(in billions)
Rupiah	—	8,596
U.S. Dollar	235.00	3,619
Chinese Yuan	33.00	71
Total		12,286

For a more detailed discussion regarding our material commitments for capital expenditures, see Note 33a to our Consolidated Financial Statements.

Source of Funds

We have historically funded our capital expenditures primarily with cash generated from operations. In 2024, we expect that our capital expenditure to revenue ratio will range approximately from 25% to 30%. We expect that the most significant proportions of capital expenditure will be allocated to the development of infrastructure to support broadband services, both for mobile and fixed line broadband services A portion of our capital expenditure is allocated to our subsidiaries, primarily to Telkomsel. We expect to fund the above commitments with our internal and external sources of funds.

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

C.	CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As such, we are required to make certain estimates, judgments and assumptions that management believes are reasonable based upon the information available. For a complete discussion of our critical accounting policies, estimates and judgments, see Note 2x to our Consolidated Financial Statements.

New Standards and Interpretations

For new standards, amendments to standards and interpretations not yet adopted in 2023 which have not been applied in preparing the Consolidated Financial Statements, see Note 38 to our Consolidated Financial Statements. For amendments to standards and interpretations adopted in 2023 which have been applied in preparing the Consolidated Financial Statements, see Note 2a. Such amendments had no material impact on our Consolidated Financial Statements.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development efforts focus on advancing network infrastructure for enhanced data speeds, lower latency, and improved performance through FMC, Wi-Fi 6, and 5G technologies, among others.

Indonesia Telecommunications and Digital Research Institute

Established in 2021, the Indonesia Telecommunications and Digital Research Institute ("ITDRI") within our Telkom Corporate University Center aims to leverage globally adopted technologies for Indonesia's specific market needs, initially targeting the fisheries, agribusiness, and tourism sectors. ITDRI collaborates with various stakeholders such as the Center for Macroeconomic and Financial Research at the National Research and Innovation Agency of Indonesia (Pusris EMK BRIN), which engages in research collaborations, notably in fields of learning, research, and innovation. ITDRI also collaborates with Government ministries and industry research centers across sectors such as palm farming and pharmaceuticals, while exploring revenue-sharing business models with Narasi, an Indonesian multi-platform media and news company, and BKI Academies, which are training centers operated by Biro Klasifikasi Indonesia that offer a range of development programs in maritime, insurance, and other industry sectors.

In 2022, ITDRI shifted its focus towards joint research efforts with academic and research institutions to identify market opportunities for digital products. Critical research areas include digital connectivity, IoT monitoring, blockchain for network validation, and business process solutions. Collaborating with the National Research and Innovation Agency, ITDRI continues to delve into digital technology applications within agriculture, fisheries, and tourism, emphasizing the efficacy of partnership-driven market research.

In 2023, we expanded and deepened our joint experimentation and research initiatives at ITDRI with a renewed focus on the Telkom Group, building upon the foundation laid in 2022. Our focus remains on gaining comprehensive insights into market opportunities for digital products through collaborative efforts. Continued collaboration with research centers, universities, and other relevant partners such as major tech players (Huawei, Google, or MIT). Our collaborative approach enhances our ability to tap into diverse expertise and perspectives, fostering innovation and comprehensive research outcomes. While continuing our research in digital connectivity, IoT device monitoring, network validation using blockchain, and business process solutions, we aim to diversify our research areas. This may involve exploring emerging technologies, industry trends, and new digital frontiers to stay at the forefront of technological advancements. We aspire to forge international collaborations to enrich our research endeavors. Partnering with institutions and experts from around the world will provide a global perspective and contribute to a more holistic understanding of digital market dynamics. As we gain valuable insights from our research initiatives, we aim to facilitate the transfer of technology and knowledge to practical applications. Implementation of research findings will be a key focus, ensuring that the benefits of our work contribute tangibly to industry advancements. Embracing agile methodologies in our research processes, we aim to enhance flexibility and responsiveness. This approach allows us to adapt quickly to changes in technology, market dynamics, and stakeholder needs. Throughout 2023, we conducted regular evaluations of our research initiatives. This included assessing the effectiveness of our collaborative model, the impact of our research, and identifying areas for improvement to refine our approach continually.

Infrastructure Research and Development

Our strategy for 2023 included creating an InfraCo entity to optimize shared Telkom infrastructure in the following ways:

●	Exploring FANS via a SDAN roadmap: examining the opportunities and methods for multiple service providers to jointly utilize a single fixed access network infrastructure efficiently, through a strategic plan that guides the implementation of SDAN technologies. This involves utilizing SDN principles to enable the virtualization and abstraction of the access network, allowing for flexible management, optimized operations, and reduced costs in deploying broadband services; and

●	Testing Bitstream products: evaluating the performance and conformance of video and audio decoders, encoders, or communication systems by using a series of standardized or custom digital data sequences, known as bitstreams, to expedite revenue growth.

Prioritizing customer needs, we continue to explore the implementation of Wi-Fi 6 to provide high-performance connectivity in dense areas and have implemented dual-band optical network terminals to combat household interference, supporting the surge in IoT and gaming usage.

To facilitate our FMC initiative, our research focuses on infrastructure and service innovation. Implementing traffic separation for high-speed internet B2B and B2C allows for tailored management and monitoring aligned with specific service level agreements. We attained a major service milestone with the introduction of "Unbreakable Wi-Fi," a service that integrates fixed broadband with mobile networks by integrating a home gateway with 4G/5G USB dongles, providing seamless connectivity by automatically switching networks if one fails, thus enhancing the customer experience.

Our research is dedicated to enhancing infrastructure services such as triple play (video, voice, and internet), focusing on the optimal technologies for TV, video platforms, video conferencing, and voice communications including IMS and SBC. By leveraging cloud-native virtual technologies such as edge cloud, vCDN, and vSTB, we aim to elevate service speed, deployment flexibility, and operational efficiency. Additionally, we are exploring infrastructure automation and virtualization, encompassing MEC, SDN/NFV, SD-WAN, and AI/ML, to continually improve network service quality and enrich customer experiences in the rapidly evolving digital telecommunications landscape.

Our pursuit of long-term success is anchored in advancing our expertise and human capital through the evaluation and adoption of emerging technologies such as LPWAN with LoRa, IoT platforms, and 5G technology. This focus is expected to unlock new revenue streams and drive cost efficiencies. Our objective is to facilitate the transition to Industry 4.0 with interconnected smart factories and automated systems. Moreover, recognizing the growing significance of space telecommunications, we are investigating NGSO satellites, HAPs, drones, and balloons to expand our infrastructure capabilities.

Digital Ventures

Our entrepreneurship initiative, Amoeba, fosters internal innovation while our open innovation program, collaborates with Indonesian tech entrepreneurs and digital startups through the Digital Amoeba (for Telkom employees) and Indigo programs (for external collaborations). Amoeba cultivates employees' ideas for new products within integrated task forces across the regions we serve and provides validation through internal competitions. Our open innovation program aims for seamless integration of their developments into our ecosystem. With initiatives such as Digital Amoeba and Indigo (a collaboration with digital startups), we aim to support the growth of Indonesia's digital creative industry and enhance our digital offerings.

In 2022, we evolved Indigo with the launch of the Indigo Social Impact Program to guide startups in creating meaningful social impact. Enhanced mentoring, customer testing in the Indigo Unlock program, and professional development for content creators underpin our commitment to nurturing the startup ecosystem. Notably, the Indigo program was recognized with the AsiaStar 10X10 Launchpad award and the AABI Incubator Presidential Nominee award, with Run System, an Indigo graduate, winning the AABI Torch Best Entrepreneur Award 2022. Through Indigo, startups gain opportunities to collaborate with Telkom and leverage our platforms, such as Verihub’s AI-based E-KYC solutions, Opsigo's business travel management tools, and Educourse's e-learning platform. Our Educourse's e-learning platform has already been used by 33,000 students, and 130 schools with 450,000 affected students. These initiatives demonstrate Indigo's ability to empower startups and enrich various sectors with innovative solutions by leveraging our Group ecosystem.

Our subsidiary MDI Ventures actively invests in promising digital startups to foster synergies and enhance digital customer experiences across a range of sectors. Collaborating with international investors, incubators, and the Indigo Creative Nation program, MDI Ventures aims to support the growth of Indonesia's digital ecosystem and economy. In 2023, it added five new startups to its portfolio, which has grown to over 90 investments since 2016, primarily focusing on early and mid-stage companies both within Southeast Asia and globally. A highlight from its investments is WeBuy, a portfolio company from the Centauri Fund, which completed its initial public offering and listing on NASDAQ in December 2023. Other startups in its portfolio have also completed mergers, acquisitions, or initial public offerings.

In collaboration with Indonesian SOEs, MDI Ventures aims to accelerate the digitalization of the Indonesian economy and fostering a broader digital ecosystem. Among its collaborative efforts, MDI Ventures manages several funds, including:

·	PT Telkomsel Mitra Inovasi ("Telkomsel Ventures"): with investments in 21 startups focusing on sectors like fintech, logistics, edu-tech, healthcare, and agriculture, it aims to create synergies and value for Telkomsel by investing in early to mid-stage startups;
·	Centauri Fund: established in 2019 alongside KB Financial Group from South Korea, this fund targets early-growth stage startups in Indonesia, Southeast Asia, and South Korea, facilitating corporate support and bridging regional gaps. In 2023, it completed investments in two companies within the AI and creative industries;
·	Arise Fund: initiated in 2021 with Finch Capital Netherlands, it centers on early-stage Indonesian startups innovating in technology. Following its first successful fundraising in August 2021, it made an investment in Slice in 2023, with some portfolio companies attracting term sheets from new investors at higher valuations.

MDI Ventures' excellence in fostering digital growth and innovation was recognized with two Gold Medals at The 2023 International Business Awards® in the categories of “Corporate & Community - Partner Engagement Event” and “Company of the Year - Financial Services.”

Furthermore, in collaboration with Telkomsel Ventures, MDI Ventures hosted the Nex-BE Fest 2023 alongside HUB.ID, a MoCI initiative. This event aimed at enhancing collaborative synergy and brought together stakeholders from Telkom Group companies, startups, SOEs, private entities, governments, and universities. It focused on creating strong networks to support digital economic growth, offering platforms for business matchmaking, discussions, and networking. The festival successfully united diverse participants, including VIPs and sector representatives, to promote collaboration for future digital advancements and economic prosperity.

D.	TREND INFORMATION

We believe favorable external factors and post-COVID-19 economic recovery will support our ability to continue to drive revenue growth from both cellular and non-cellular data, internet, and IT services. Indonesia's GDP grew by 5.31% in 2022, as all sectors experienced growth, and GDP growth slightly decelarated to 5.05% in 2023, according to Government data (Indonesian Central Bureau of Statistics). In October 2023, the IMF in the World Economic Outlook Update projected that the Indonesian economy would grow by 5.0% in 2024. This projection assumes that Indonesia will implement moderate tax policy and administration reforms, some expenditure realization, and a gradual increase in capital spending over the medium term in line with fiscal space. Indonesia is expected to benefit from a demographic dividend that should have a positive impact on economic growth. In addition, a growing working population should result in an improvement in Indonesia's Purchasing Power Parity (PPP) growth. The transition of the Indonesian economy toward digitalization, the pace of which increased during COVID-19, is expected to continue in the future and spread across multiple sectors of the economy. While Indonesia is expected to benefit from digitalization, it will face key challenges in implementing its digitalization projects across multiple sectors such as logistics, education, healthcare, Government administration, finance, and insurance. The Government expects that the improvement in digital technology will create job opportunities, increase efficiency in business operations, better services and unlock various markets by making them more accessible through digitalization.

The Government has established several national digitalization projects. The five main digitalization projects that have an impact on Telkom are the following:

●	Making Indonesia 4.0: this project offers an opportunity for Telkom to partner with IT companies to provide technology-based solutions for manufacturing companies, with a focus on IoT, AI, human-machine interfaces, robotic technologies, and 3D printing.
●	One Data Indonesia: this project involves creating a digital portal for the sharing of Government data, with the goal of enabling the public sector to make data-driven decisions. Therefore, we expect this will provide opportunities for Telkom to propose and provide high volume data storage through data centers as well as cloud solutions using big data and analytics.
●	Presidential Regulation No. 95/2018: this regulation guides the implementation of digital governance tools and services. As part of the Government's goal to expand its provision of digital services, the Government has begun building the first of four national data centers with tier 4 classification, which we believe will provide us with future opportunities to provide network and other services to these data centers.
●	Presidential Direction for Infrastructure Development: the Government's 2020-2024 National Medium-Term Development Plan set out targets for Indonesia's digital transformation, including a target of 60% of districts (kecamatan) having fixed broadband coverage and 95% of villages (desa) having mobile broadband coverage by 2024. Part of this plan is the Government's analog switch-off policy, which supports mobile broadband expansion by providing additional spectrum.
●	Presidential Decree No. 17/2023: this regulation concerns the acceleration of digital transformation in the procurement of government goods/services. Telkom has been assigned by the Government to organize an electronic procurement system and its supporting systems, including funding, planning, construction, development integration, operation and maintenance. Through this regulation, it is expected that the acceleration of digital transformation in the procurement of government goods/services as an effort to increase independence and growth as well as equalization of the national economy can soon be realized.

The World Health Organization (WHO) has lifted the Public Health Emergency of International Concern (PHEIC) for COVID-19 in May 2023. As the global economy continues to recover from the impact of COVID-19, and we believe that remote working and learning has been continuing and will continue post-COVID-19, which means that consumers will continue to use fixed and mobile broadband services, we expect a positive impact on our revenue. Moreover, we anticipate that the ending of pandemic-related restrictions in Indonesia will contribute to the overall economic growth moving forward, which should increase consumers' purchasing power. To capture potential increases in consumption of telecommunications services, we are implementing specific measures, such as managing network load and configuration to adapt to changes in traffic patterns, supply chain stabilization to ensure sufficient capacity, and providing support to customers to address their increasing demand for working collaboration, learning activities and entertainment.

E.	CRITICAL ACCOUNTING ESTIMATES

See Note 2x to our Consolidated Financial Statements for reference.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

In accordance with Law No. 40 of 2007 on Limited Liability Companies (as amended by the Job Creation Law 2023) and OJK Rule No. 33/POJK.04/2014 on the Board of Directors and the Board of Commissioners of Issuers or Public Companies ("OJK Rule No.33/2014"), we have a Board of Commissioners and a Board of Directors. These boards are separate and no individual may be a member of both boards.

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

Board of Commissioners

Our Board of Commissioners is responsible for supervising and advising the Board of Directors. Our Board of Commissioners consists of ten members, one of whom is designated as the President Commissioner.

As of December 31, 2023, the Board of Commissioners consisted of ten members as listed below:

Name	Age	Commissioner Since	Position
Bambang Permadi Soemantri Brojonegoro	57	2021	President Commissioner/Independent Commissioner
Ismail	54	2019	Commissioner
Marcelino Rumambo Pandin	58	2019	Commissioner
Arya Mahendra Sinulingga	53	2021	Commissioner
Rizal Mallarangeng	59	2020	Commissioner
Isa Rachmatarwata	57	2021	Commissioner
Silmy Karim	49	2023	Commissioner
Wawan Iriawan	60	2020	Independent Commissioner
Bono Daru Adji	55	2021	Independent Commissioner
Abdi Negara Nurdin	55	2021	Independent Commissioner

Each of our Commissioners was a citizen of and domiciled in Indonesia as of December 31, 2023. In accordance with OJK Rule No. 33/2014 which requires 30% of our Board of Commissioners to be independent, four Commissioners have been designated as Independent Commissioners. Our Independent Commissioners are Bambang Permadi Soemantri Brojonegoro, Wawan Iriawan, Bono Daru Adji and Abdi Negara Nurdin. The principal duty of our Independent Commissioners, in addition to exercising supervision, is to represent the interests of minority shareholders.

As from January 19, 2024, Mr. Abdi Negara Nurdin has ceased to serve as a commissioner of Telkom, pending ratification during our forthcoming 2024 Annual General Meeting of Shareholders.

Set forth below is a brief biography of each of our Commissioners:

Bambang Permadi Soemantri Brojonegoro assumed the role of President Commissioner/Independent Commissioner in June 2021. He also served as President Commissioner of PT Prudential Syariah since 2022, President Commissioner of PT Bukalapak Tbk. since 2021, Independent Commissioner of PT Astra International Tbk. since 2021, Independent Commissioner of TBS Energi Utama Tbk. since 2021, Commissioner of PT Combiphar since 2021, President Commissioner of PT Oligo Infrastruktur since 2021, Independent Commissioner of PT Indofood Tbk. since 2021, and President Commissioner of PT Nusantara Green Energy since 2021.

Previously, Prof. Dr. Bambang P.S. Brodjonegoro served as a Vice Minister of Finance (2013-2014), Minister of Finance (2014-2016), Minister of Planning and National Development/ Head of Bappenas (2016-2019), Minister of Research and Technology / Head of BRIN (2019-2021), and President Commissioner of PT Oligo Infrastruktur (2021-2023) He holds his Ph.D in Urban and Regional Planning from University of Illinois at Urbana-Champaign, United States (1995-1997), Master of Urban Planning, University of Illinois at Urbana-Champaign, United States (1991-1993), and a bachelor's degree in Economic, Universitas Indonesia (1985 -1990).

Ismail assumed the role of Commissioner in May 2019. Dr. Ismail has also served as Director General of Post and IT Devices Resources of MoCI since 2016. Previously, he served as Chairman of Indonesia Telecommunications Regulation Authority (2018-2019), Deputy Chairman of Indonesia Telecommunications Regulation Authority (2016-2018), Director of Broadband Development of MoCI (2014-2016), Director of Telecommunications of MoCI (2012-2014), Director of IT System Operations, Financial Transaction Reports and Analysis Center (2008-2012). Dr. Ismail holds a doctorate in electrical and informatics engineering from the Institut Teknologi Bandung, Bandung (2010), a master's degree in physics engineering from Universitas Indonesia, Jakarta (1999) and a bachelor's degree in physics engineering from the Institut Teknologi Bandung, Bandung (1993).

Marcelino Rumambo Pandin assumed the role of Commissioner in May 2019. Previously, Dr. Marcelino R. Pandin served as a member of the Committee of the World Observatory on Subnational Government Finance and Investment initiative of the OECD, Paris (2018-2019), and Senior Policy Advisor at United City and Local Government (UCLG) Asia Pacific, Jakarta (2017-2019). He holds his Ph.D. in Technology and Innovation from University of

Queensland, Australia (2007), a master’s degree in philosophy from Judge Business School University of Cambridge, United Kingdom (1999), and a bachelor degree in architecture from the Institut Teknologi Bandung, Bandung (1991).

Arya Mahendra Sinulingga assumed the role of Commissioner in May 2021. Arya Mahendra Sinulingga has also served as Special Staff III to the Minister of State-Owned Enterprises since 2019. Previously, he served as a Drainage & Marine Consultant, Bandung (1995-2001), Expert Staff to the Chairman of the Regional House of Representatives and Spatial Consultant of North Sumatra Province (2001-2004), Member of the Indonesian Broadcasting Commission (2004-2007), Corporate Secretary of PT MNC Sky Vision (2007-2015), Corporate Secretary of PT Global Mediacom Tbk (2008-2014), President Director of PT Hikmat Makna Aksara (Sindo Weekly), Company Secretary of PT MNC Tbk (2010-2014), News Director & Corporate Secretary Global TV (2010-2018), Editor in Chief Global TV (2011-2014), Director PT MNC Investama Tbk and Editor in Chief RCTI (2014-2015), Director of PT MCI (2014-2018), News Director of PT MNC Tbk (2014-2019), President Commissioner of PT Hikmat Makna Aksara (2014-2019), Deputy Director iNews TV (2015-2018), President Commissioner of PT MNC Infotainment Indonesia (2017-2018), President Director of PT IDX Channel (2015-2018), Corporate Secretary Director of PT MNC Tbk (2018-2019), Commissioner of PT INALUM (2019-2021), Member of the Board of Trustees, Universitas Sumatera Utara (2020-now), Head of Public Communication Division of PMO Implementing KPCPEN (2021-2022). He holds a bachelor's degree in civil engineering from the Institut Teknologi Bandung, Bandung (1995).

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

Silmy Karim assumed the role of Commissioner in May 2023. Silmy Karim has also served as Director General of Immigration at the Ministry of Law and Human Rights since 2023. Previously, he served as the President Director of Krakatau Steel (2018-2023), Commissioner of PT GE Power Solution Indonesia (2016-2019), President Director of PT Barata Indonesia (Persero) (2016-2018), President Commissioner of MAN Diesel & Turbo Indonesia (2015-2016), President Director of PT Pindad (Persero) (2014-2016), Commissioner PT PAL Indonesia (Persero) (2011-2014), held various leadership positions in Ministry of Defense (2007-2014), Advisor on economic issues in Badan Intelijen Negara (BIN) Republik Indonesia (2013-2015), As special advisor in Indonesian Investment Coordinating Board (2010-2011). He holds a Master of Economy from Universitas Indonesia (2007), and a bachelor’s degree of Economy from Trisakti University (1997).

Wawan Iriawan assumed the role of Commissioner in June 2020. Previously, Wawan Iriawan served as Managing Partner at Iriawan & Co Law Firm (1990-2000). He holds a bachelor degree in law from Universitas Jenderal Soedirman, Central Java (1987), a master degree in law from Universitas Padjajaran, Bandung (2005), and a doctoral degree in law from Universitas Padjajaran, Bandung (2018).

Bono Daru Adji assumed the role of Independent Commissioner in May 2021. Previously, Bono Daru Adji served as Head of the Standard Committee (Dewan Standar) of the Indonesian Capital Market Legal Consultants Association (HKHPM) (2018-2021), Member of the Disciplinary Committee (Komite Disiplin) of the Indonesian Stock Exchange (2019-2022), Member of the Management Board, Indonesian Audit Committee Association (IKAI) (2022-2025), Member of Ethics Committee of Football Association of Indonesia (PSSI) (2023-now). He holds a bachelor’s degree in law from Universitas Trisakti (1993), a master’s degree in law from Monash University (1995).

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

	2.

Oversees our holding scheme strategy by implementing strategic control, coordination and subsidiary performance management over the enterprise CFU, in order to create company value through optimizing and harmonizing relations between our Company and our subsidiaries and managing the operations of subsidiaries under the enterprise CFU.

Director of Wholesale and International Service	1.	Responsible for the business strategy to drive disruptive competitive growth through winning competitions and growing the wholesale and international segment business portfolio.
	2.

Oversees our holding scheme strategy by implementing strategic control, coordination and subsidiary performance management over the wholesale and international CFU, in order to create company value through optimizing and harmonizing relations between our Company and our subsidiaries and managing the operations of subsidiaries under the wholesale and international CFU.

Director of Digital Business	1.	Responsible for the formulation and availability of an innovation strategy to optimize the digital services business and explore digital business opportunities.
Director of Network, IT and Solution	1.

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

Director of Strategic Portfolio	1.

Responsible for the formulation and availability of the corporate level strategy, including directional strategy, portfolio strategy and holding scheme strategy, and exploring new sources of growth through alliances and acquisitions and synergies.

Director of Finance and Risk Management	1.

Responsible for the formulation and availability of the corporate level strategy, including portfolio strategy and holding scheme strategy with regard to financial operations and procurement in order to encourage optimal financial performance and assets supply in realizing disruptive strategic growth within our Group.

	2.	Unless otherwise stipulated by the Board of Directors, the Director of Finance is acting as Telkom's representative at shareholders' general meeting of Telkom's subsidiaries.

Role		Functions and Authority

	3.

Oversees our parent company's strategy over the financial functional unit for controlling asset management and asset leverage by implementing strategic control, coordination and subsidiary performance management, with the ultimate goal of creating company value through optimizing and harmonizing relations between our Company and our subsidiaries.

Director of Human Capital Management	1.

Responsible for disseminating our corporate strategy, including directional strategy, portfolio strategy and holding scheme strategy on aspects related to the development of human capital, employee organization, corporate culture, leadership architecture and industrial relations.

	2.

Oversees human capital management within the TelkomGroup and supervises the Pension Fund and Telkom Foundation (Yayasan Telkom) by implementing strategic control, coordination and foundation performance management in order to create Company value through optimizing and harmonizing relations between our Company and our subsidiaries and managing the operations of subsidiaries under the human capital management functional unit.

Director of Group Business Development	1.

As new member, the Director of Group Business Development has a key role for driving business development and ensuring comprehensive strategic governance. This involves a range of responsibilities, including strategy development, strategy alignment, business planning and business development. By focusing on these areas, the Director is able to help build competitive advantage and drive growth across the business portfolio.

	2.

Oversees TelkomGroup business growth including implementing holding scheme strategy, functional strategy, and business development to improve the interrelation between parent and Group Business Development operations. This is all in an effort to create more value for companies within TelkomGroup.

As of December 31, 2023, the Board of Directors consisted of nine members as listed below:

Name	Age	Director Since	Position
Ririek Adriansyah	60	2019	President Director(1)
Heri Supriadi	58	2020	Director of Finance and Risk Management(2)
Herlan Wijanarko	58	2020	Director of Network, and IT Solution
F.M. Venusiana R.	57	2022	Director of Enterprise and Business Service
Muhamad Fajrin Rasyid	37	2020	Director of Digital Business
Budi Setyawan Wijaya	51	2020	Director of Strategic Portfolio
Bogi Witjaksono	56	2021	Director of Wholesale and International Service
Afriwandi	52	2020	Director of Human Capital Management
Honesti Basyir	55	2023	Director of Group Business Development

Notes:

(1)	This position is equivalent to Chief Executive Officer ("CEO").
(2)	This position is equivalent to Chief Financial Officer ("CFO").

Each of our Directors was a citizen of and domiciled in Indonesia as of December 31, 2023. Set forth below is a brief biography of each of our Directors:

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

Heri Supriadi assumed the role of Director of Finance and Risk Management in June 2020. He is also served as Commissioner of PT Telekomunikasi Seluler since 2021. He previously served as President Commissioner of PT Graha Sarana Duta (2020-2023), President Commissioner of PT Telekomunikasi Seluler (2020), President Commissioner of PT Fintech Karya Nusantara (2019-2020), President Commissioner of PT Telkomsel Mitra Inovasi (2019-2020), President of Commissioner of PT Fintech Karya Nusantara (2019-2020), and Director of Finance of Telkomsel (2012-2020), and Vice President Subsidiary Performance of PT Telkom Indonesia. Mr. Supriadi holds a bachelor degree in industrial engineering from Institut Teknologi Bandung (1991), master degree in business administration from Saint Mary’s University, Canada (1997), and doctoral degree in business management specialization from Universitas Padjajaran, Bandung (2013).

Herlan Wijanarko assumed the role of Director of Network, IT and Solution in June 2020. He is also served as Commissioner of PT Dayamitra Telekomunikasi, Tbk. since 2023. He previously served as President Commissioner of PT Dayamitra Telekomunikasi, Tbk. (2020-2023), President Commissioner of PT Infrastruktur Indonesia (2022), President Director of PT Dayamitra Telekomunikasi, Tbk. (2018-2020), EGM Service Operation Division (2016-2018), Deputy EGM Infra Operation & Maintenance (2015-2016), Deputy EGM Network Infrastructure & Access (2014-2015), Deputy EGM IP Network & Operation (Jan 2014 – July 2014), GM Northwest West Java (Bekasi) (2013-2014), GM Network Regional West Java Region (2010-2013), GM Central Java Regional, Regional Network (2009-2010), and GM Regional Network for Eastern Indonesia (2007-2009) of PT Telkom Indonesia. Mr. Wijanarko holds a bachelor degree in electrical engineering from Institut Teknologi Bandung (1989), and a master degree in management from Sekolah Tinggi Manajemen Bisnis Telkom, Bandung (2005).

F.M. Venusiana R. assumed the role of Director of Enterprise and Business Service in July 2022. She previously served as Director Consumer Service of Telkom (2020-2023), President Commissioner of Telkom Access (2022-2023), President Commissioner of PINS Indonesia (2022-2023), Director of Network of Telkomsel (Jan 2020 – June 2020), Senior VP Procurement of Telkomsel (2017-2019), Senior VP Consumer Marketing of Telkomsel (2016-2017), and Executive VP Area Jabodetabek West Java of Telkomsel (2013-2016). Mrs. Venusiana holds a bachelor degree in electrical engineering from Universitas Diponegoro, Semarang (1992), and a master degree in management from Universitas Hasanuddin, Makassar (2004).

Muhamad Fajrin Rasyid assumed the role of Director of Digital Business in June 2020. He also served as Commissioner of PT MDI since 2023, and Commissioner of PT Digital Aplikasi Solusi since 2023. He previously served as President Commissioner of PT Metranet (2020-2023), Commissioner of PT Sigma Cipta Caraka (2020-2023), President Commissioner of PT MDI (2020-2023), Co-Founder & President of Bukalapak (2011-2020), President Director of Suitmedia (2011-2014), and Consultant at The Boston Consulting Group (BCG) (2009-2011). Mr. Rasyid holds a bachelor’s degree in informatic engineering from Institut Teknologi Bandung (2009), he completed an executive education program in scaling entrepreneurial ventures from Harvard Business School, United States (2018), and an executive education program in innovations and growth from the Stanford Graduate School of Business, United States (2019).

Budi Setyawan Wijaya assumed the role of Director of Strategic Portfolio in June 2020. He also served as Commissioner of PT Sigma Cipta Caraka since 2023 and Member of the Board of Trustees of Telkom Education Foundation since 2020. He previously served as President Commissioner of PT Multimedia Nusantara (2022), President Commissioner of PT Sigma Cipta Caraka (2020), President Commissioner of PT Jalin Pembayaran Nusantara (2020), President Director of Admedika (2017-2020), President Director of MD Media (2015-2017), and President Director of Melon (2013-2015). Mr. Wijaya holds a bachelor’s degree in industrial engineering from Sekolah Tinggi Teknologi Telkom, Bandung (1995), and a master degree in management from Sekolah Tinggi Manajemen Bisnis Telkom, Bandung (2003).

Bogi Witjaksono assumed the role of Director of Wholesale and International Service in May 2021. He also served as Commissioner of PT Telekomunikasi Indonesia International (TELIN) since 2021, Commissioner of PT Telkom Satelit since 2022, and Commissioner of Telkom Data Ekosistem (NeutraDC) since 2022. He previously served as President Commissioner of PT Telkom Infra (2021-2023), Director of Enterprise and Business Service of PT Telkom Indonesia (2019 - 2020), President Commissioner of Telkomsat (2019-2020), President Commissioner of Telkom Metra (Sep-Nov 2019), Deputy President Director / COO of Telkom Satelite (2018-2019), CEO of Patrakom (2015-2019) and Managing Director of Metrasat (2012-2019). Mr. Bogi holds a bachelor degree in Electrical Engineering from Institut Teknologi

Surabaya (1985-1989) and a master degree in Telecommunications Engineering (Mobile Communication) from Institut Teknologi Bandung (1993-1995).

Afriwandi assumed the role of Director of Human Capital Management in June 2020. He previously served as Chairman of the Supervisory Board Telkom Pension Fund (2020-2023), President Commissioner of Infomedia (2020-2023), SVP Corporate Secretary (2015-2020), Executive General Manager Regional VII (2014-2015), Deputy EGM Divisi Business Service (2013-2014), and General Manager of National Segment of Welfare Service Unit (2012-2013). Mr. Afriwandi holds a bachelor degree in industrial engineering from Sekolah Tinggi Teknologi Telkom (1995), Bandung, and a master degree in management from Universitas Islam Sumatera Utara, North Sumatra (2011).

Honesti Basyir assumed the role of Director of Group Business Development in May 2023. He previously served as President Director of PT Bio Farma (Persero) (2019-2023), President Director of PT Kimia Farma (2017-2019), Director of Wholesale and International Services of PT Telkom Indonesia (Persero) Tbk (2014-2017), Director of Finance of PT Telkom Indonesia (Persero) Tbk (2012-2014). Mr. Honesti Basyir holds a bachelor’s degree in industrial engineering from Sekolah Tinggi Teknologi Telkom (1992), Bandung, and master degree in corporate finance from Institut Manajemen Telkom (2002).

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

B.           COMPENSATION

Compensation of Commissioners and Directors

Compensation of Commissioners and Directors are determined by the shareholders at the GMS, who grant authority and authorization to the Board of Commissioners, with prior approval from the holder of the Dwiwarna Share, to decide on the amount of tantiem which will be given to the members of Board of Directors and Board of Commissioners for the fiscal year ended December 31, 2023, and also as to the amount of the salary or honorarium, including facilities and allowances for the members of Board of Directors and Board of Commissioners for the fiscal year ended December 31, 2023. The Nomination and Remuneration Committee is responsible for formulating the honorarium of our Commissioners and Directors, which is further discussed in a joint meeting of our Board of Directors and Board of Commissioners for approval.

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

For 2023, the total remuneration paid to the entire Board of Commissioners was Rp103,138,612,368. The table below sets forth the remuneration paid to our Commissioners received in 2023.

Commissioners	Honorarium	Religious Holiday Allowances	Transport Allowances	Tantiem	Total
	(Rupiah)
Bambang P. S. Brodjonegoro	2,349,000,000	195,750,000	469,800,000	9,356,163,050	12,370,713,050
Bono Daru Adji	2,114,100,000	176,175,000	422,820,000	8,446,270,721	11,159,365,721
Abdi Negara Nurdin	2,114,100,000	176,175,000	422,820,000	8,446,174,292	11,159,269,292
Wawan Iriawan	2,114,100,000	176,175,000	422,820,000	8,446,237,979	11,159,332,979
Arya Mahendra Sinulingga	2,114,100,000	176,175,000	422,820,000	8,446,367,150	11,159,462,150
Isa Rachmatarwata	2,114,100,000	176,175,000	422,820,000	8,446,367,150	11,159,462,150
Ismail	2,114,100,000	176,175,000	422,820,000	8,446,367,150	11,159,462,150
Marcelino Rumambo Pandin	2,114,100,000	176,175,000	422,820,000	8,446,270,721	11,159,365,721
Rizal Mallarangeng	2,114,100,000	176,175,000	422,820,000	8,446,045,122	11,159,140,122
Silmy Karim(1)	1,244,199,194	0	248,839,839	0	1,493,039,033
Total	20,505,999,194	1,605,150,000	4,101,199,839	76,926,263,335	103,138,612,368

Notes:

(1)	Mr. Silmy Karim has served as Commissioner since May 30, 2023.

For the fiscal year ended December 31, 2023, the total remuneration paid to the entire Board of Directors was Rp198,197,862,348. The table below sets forth the remunerations paid to our Directors received for the fiscal year ended December 31, 2023:

Directors	Honorarium	Religious Holiday Allowances	Transport Allowances	Tantiem	Total
	(Rupiah)
Ririek Adriansyah	5,220,000,000	435,000,000	300,000,000	20,757,628,373	26,712,628,373
Afriwandi	4,437,000,000	369,750,000	300,000,000	17,643,984,117	22,750,734,117
Heri Supriadi	4,437,000,000	369,750,000	300,000,000	17,643,984,117	22,750,734,117
FM Venusiana R	4,437,000,000	369,750,000	300,000,000	17,643,984,117	22,750,734,117
Herlan Wijanarko	4,437,000,000	369,750,000	300,000,000	17,643,984,117	22,750,734,117
Muhamad Fajrin Rasyid	4,437,000,000	369,750,000	300,000,000	17,643,984,117	22,750,734,117
Budi Setyawan Wijaya	4,437,000,000	369,750,000	300,000,000	17,643,984,117	22,750,734,117
Bogi Witjaksono	4,437,000,000	369,750,000	300,000,000	17,643,984,117	22,750,734,117
Honesti Basyir(1)	2,611,282,258	0	176,612,903	0	2,787,895,161
Edi Witjara(2)	0	0	0	9,442,199,995	9,442,199,995
Total	38,890,282,258	3,023,250,000	2,576,612,903	153,707,717,187	198,197,862,348

Notes:

(1)	Mr. Honesti Basyir has served as Director of Group Business Development since May 30, 2023.
(2)	No longer in charge since July 8, 2022.

The total accrued remuneration of the Board of Commissioners and the Board of Directors for the year ended December 31, 2023, was Rp301,336,474,716 including tantiem. Neither our Directors nor the directors of our subsidiaries will receive benefits upon the termination of their respective employment with our subsidiaries.

Equity Compensation Plans

On June 22, 2022, our Board of Directors adopted an executive compensation recovery policy (the "Clawback Policy"), which provides for the recovery of certain incentive-based compensation from current and former members of our Board of Commissioners and/or our Board of Directors in the event that we are required to restate any of our financial statements filed with the SEC under the Exchange Act to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Section 303A.14 of the NYSE Listed Company Manual, which was introduced pursuant to Rule 10D-1 of the Exchange Act. The Clawback Policy is in

addition to Section 304 of the Sarbanes-Oxley Act of 2002, which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer's chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

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

The Audit Committee Charter outlines the Audit Committee's purpose, function and responsibilities. It provides that the Audit Committee is responsible for, among other things:

•

conducts studies and discussions with management regarding the Company’s quarterly consolidated financial statements before these financial reports are reported to the Financial Services Authority and the Stock Exchange;

•	monitoring the effectiveness of risk management and internal control;
•	monitoring the effectiveness of our internal audit;
•	conducting oversight of the integrated audit process;
•	reviewing our Consolidated Financial Statements and the effectiveness of internal controls over financial reporting (ICOFR);
•	assisting the Board of Commissioners with the appointment of independent auditors;
•	approving non-audit services to be performed by our independent auditors;
•	providing an independent opinion in the event of differences of opinion between our management and independent auditors;
•	monitoring the steps taken by Directors to follow up on the findings of our internal auditors;
•	monitoring compliance with laws and regulations (including capital market laws) relating to our business;
•	analyzing and providing advice to the Board of Commissioner relating to potential conflicts of interest;
•	oversee the audit process of the Social and Environmental Responsibility Program;
●	oversee whistleblowing system called Telkom Integrity Line;
●	maintaining confidentiality of documents, data, and information;
●	carrying out additional tasks that are assigned by the Board of Commissioners, especially on financial and accounting related matters as well as other obligations required by the Sarbanes-Oxley Act of 2002; and
●	subject to the written approval from the Board of Commissioners, the Audit Committee may engage an independent consultant or other professional advisors to assist in carrying out its functions.

Audit Committee Independence

OJK Rule No. 55/POJK.04/2015 on Establishment and Code of Conduct for Audit Committees ("OJK Audit Committee Regulation") requires the board of commissioners of a public company to establish an audit committee which is chaired by an independent commissioner. In addition, the OJK Audit Committee Regulation requires each member of such audit committee to be either an independent commissioner or external independent member, with the audit committee comprised of at least three members with at least one independent commissioner presiding over the audit committee as chairman and one external independent member and at least one member of the audit committee having expertise in accounting or finance. We also require at least one external independent member to have expert knowledge (in the context of Item 16A of Form 20-F) in the field of accounting or finance.

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

As of December 31, 2023, the Audit Committee consists of six members (including the chairman): (i) Bono Daru Adji (Independent Commissioner and Chairman of the Audit Committee); (ii) Bambang Permadi Soemantri Brojonegoro (Independent Commissioner), (iii) Wawan Iriawan (Independent Commissioner); (iv) Abdi Negara Nurdin (Independent Commissioner); (v) Edy Sihotang (Independent Member and Forensic Audit Expert); and (vi) Emmanuel Bambang Suyitno (Independent Member and Financial Expert).

However on February 6, 2024 there was a change in the Audit Committee members which consists of five members (including the chairman): (i) Bono Daru Adji (Independent Commissioner and Chairman of the Audit Committee); (ii) Bambang Permadi Soemantri Brojonegoro (Independent Commissioner), (iii) Wawan Iriawan (Independent Commissioner); (iv) Edy Sihotang (Independent Member and Forensic Audit Expert); and (v) Emmanuel Bambang Suyitno (Independent Member and Financial Expert).

Committee Financial Expert

See “Item 16A. Audit Committee Financial Expert."

Exemption From U.S. Listing Standards For Audit Committees

See “Item 16D. Exemptions from the Listing Standards for Audit Committees."

Nomination and Remuneration Committee

Our Nomination and Remuneration Committee operates under the authority of the Board of Commissioner's decree No. 08/KEP/DK/2023 dated August 2, 2023, regarding the Charter of Telkom’s Nomination and Remuneration Committee.

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

As of December 31, 2023 our Nomination and Remuneration Committee consists of six members (including the chairman): (i) Wawan Iriawan (Independent Commissioner and Chairman of the Nomination and Remuneration Committee), (ii) Rizal Mallarangeng (Commissioner), (iii) Ismail (Commissioner), (iv) Marcelino Rumambo Pandin (Commissioner), (v) Arya Mahendra Sinulingga (Commissioner), and (vi) Silmy Karim (Commissioner) and (vii) Abdi

Negara Nurdin (Independent Commissioner). In the execution of their tasks, members of the Nomination and Remuneration Committee have to act independently.

However on February 6, 2024 there was a change in the Nomination and Remuneration Committee members which consists of five members (including the chairman): ((i) Wawan Iriawan (Independent Commissioner and Chairman of the Nomination and Remuneration Committee), (ii) Rizal Mallarangeng (Commissioner), (iii) Ismail (Commissioner), (iv) Marcelino Rumambo Pandin (Commissioner), (v) Arya Mahendra Sinulingga (Commissioner), and (vi) Silmy Karim (Commissioner).

D.           EMPLOYEES

We manage our human capital resources strategically, in particular as we are moving towards more digitalization throughout the Telkom Group at a pace which has increased since the beginning of COVID-19. We encourage agile working, including by cross-staffing, teaming up with colleagues from different departments and functions and involving team members with different skills and expertise to work creatively on new services and product development. We are committed to offering a professional, safe, and comfortable work environment that foster collaboration, efficiency, and the wellbeing of our employees. We believe in an inclusive and non-discriminatory culture and workplace.

We had a total of 23,064 employees (including 20,605 permanent employees, representing 89.34% of our workforce) as of December 31, 2023, consisting of 7,469 Telkom employees (including 7,170 permanent employees) and 15,595 employees (including 13,435 permanent employees) of our subsidiaries. As of December 31, 2023, 22,863 of our employees were located in Indonesia and 201 of our employees were located overseas. In comparison, we had a total of 23,793 employees as of December 31, 2022, and 23,756 employees as of December 31, 2021.

As of December 31, 2023, we had 307 senior management employees, compared with 322 senior management employees as of December 31, 2022. The total number of middle management employees decreased from 6,209 employees as of December 31, 2022, to 6,155 employees as of December 31, 2023. The number of supervisor level employees decreased from 12,632 employees as of December 31, 2022, to 12,331 employees as of December 31, 2023. Other employees decreased from 4,630 employees as of December 31, 2022, to 4,271 employees as of December 31, 2023. We did not employ a significant number of temporary employees in 2023. The following table shows our employee profile by position.

Position	As of December 31, 2023
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Senior Management	122	185	307	1.33
Middle Management	2,645	3,510	6,155	26.69
Supervisors	3,653	8,678	12,331	53.46
Others	1,049	3,222	4,271	18.52
Total	7,469	15,595	23,064	100.0

Our employee profile based on educational background as of December 31, 2023, was dominated by university graduates who accounted for 67.74% of our total employees. This reflects our focus on recruiting highly educated candidates with the right qualifications to support our growth. The following table shows our employee profile by educational background.

Level of Education	As of December 31, 2023
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Pre University	779	1,284	2,063	8.94
Diploma Graduates	437	1,742	2,179	9.45
University Graduates	4,628	10,996	15,624	67.74
Post Graduates	1,625	1,573	3,198	13.87
Total	7,469	15,595	23,064	100.0

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

As of December 31, 2023, we had identified and developed 4,033 digital talents, including 2,833 talents sourced internally and 1,200 talents sourced externally. These digital talents participate in training and development programs and can obtain Telkom certifications delivered internally. In 2023, expenses incurred in connection with our digital training and certification programs amounted to approximately Rp186.99 billion.

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

Retirement Program

The retirement age for all our employees is 56 years. We have two pension schemes: (a) DBPP – Defined Benefit Pension Plan, which is applicable to permanent employees (other than our Directors)  who were permanent prior to July 1, 2002 and (b) DCPP – Defined Contribution Pension Plan, which is applicable to permanent employees (other than our Directors) who were permanent on or after July 1, 2002.

a.           Defined Benefit Pension Plan

DBPP is calculated for participants based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away. Telkom Pension Fund administers the program while the main source of pension fund comes from us and employee contributions. Employees participate in the program with 18% of their basic salary (before March 2003, the employee contribution rate was 8.4%) while we contribute the remaining balance. The minimum monthly pension benefit for retired employees is approximately Rp1,000,000 per month, or minimum Rp750,000 per month for spouses of the retired employees. We did not make any contribution to the DBPP for the fiscal years ended December 31, 2017 and 2018. In the fiscal year ended December 31, 2023, we contributed Rp1,635 billion to the DBPP.

b.           Defined Contribution Pension Plan

We operate a DCPP for permanent employees other than Directors who were permanent on or after July 1, 2002. DCPP is managed by several appointed financial institutions pension fund from which employees can choose. Our contribution to the financial institutions pension fund is determined by the portion taken from participating employee's basic salary, which totaled Rp44 billion, Rp48 billion and Rp50 billion, for the years ended December 31, 2021, 2022, and 2023 respectively.

Management of Employee Relations

Pursuant to Law No. 13 of 2003 on Manpower (as amended by the Job Creation Law 2023, the "Manpower Law") and Law No. 21 of 2000 on Employee Unions and Labor Unions, our employees established SEKAR (Serikat Karyawan). As of December 31, 2022, SEKAR represented a total of 5,925 employees, which was 79.3% of our total workforce (excluding the employees of our subsidiaries).

Pursuant to the Manpower Law and Regulation of the Minister of Manpower and No. 28 of 2014 on Procedure for Drafting and Ratifying Corporate Regulation also Drafting and Registering Collective Labor Agreement, SEKAR is entitled to represent employees in the negotiation of collective labor agreements with our management. Our Company and SEKAR entered into a 10th collective labor agreement dated January 13, 2024.

The employees of Telkomsel, PT Infomedia Nusantara, Metra Digital Media, Graha Sarana Duta and Telkomsigma have also established employees' unions. Telkomsel employees' union (Serikat Pekerja Telkomsel or "SEPAKAT") represented a total of 4,756 employees (79.7% of Telkomsel's total employees) as at December 31, 2023. Infomedia Nusantara employees' union (Serikat Pekerja Infomedia Nusantara or SPIN) represented a total of 256 employees 83.3% of Infomedia Nusantara's total employees) as at December 31, 2023. Metra Digital Media's and Graha Sarana Duta's employees' union (Serikat Pekerja Metra Digital or "SPMD" and Serikat Karyawan Graha Sarana Duta or "SKATA") respectively represented a total of 106 employees (91% of the total number of employees of Metra Digital Media) and 702 employees (90.1% of the total number of employees of Graha Sarana Duta). Telkomsigma's employees' union (Serikat Karyawan Telkomsigma or "SERASI") represented a total of 450 employees (24% of Telkomsigma's total employees) as at December 31, 2023.

E.           SHARE OWNERSHIP

As of February 29, 2024, none of our Commissioners, Directors or senior management beneficially owned more than 5% of our outstanding shares of common stock For information regarding share ownership of our Commissioners, Directors, and senior management, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Employee Stock Ownership Program

Our Employee Stock Ownership Program ("ESOP") is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. On June 14, 2013, we transferred a portion of our treasury stock to our employees as part of our 2012 annual incentives. On such date, 59,811,400 shares of common stock (equal to 299,057,000 shares after stock split) were transferred to 24,993 employees with a total fair value of Rp661 billion. As of December 31, 2023, 43,624,510 of our shares were owned by 7,086 of our employees and our retirees. From 2014 through 2023, we did not exercise any ESOP. We also provide our Commissioners (except for Independent Commissioners) and Directors with long-term incentives in the form of shares. See "— Compensation — Compensation of Commissioners and Directors."

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

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

As of the date hereof, no actions that have been taken to recover erroneously awarded compensation following an accounting restatement, and we are compliant with the aforementioned guideline.

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

The table below presents information relating to the beneficial ownership of our ordinary shares and Dwiwarna Share as of February 29, 2024.

			Percentage
	Dwiwarna		of
	Share	Common Stock	Ownership
Government	1	51,602,353,559	52.09
Public	-	47,459,863,040	47.91
Total	1	99,062,216,599	100.00

Shareholders Owning More Than 5% of Shares (Major Shareholder)

The table below sets forth the beneficial ownership  of our major shareholder which owns more than 5% of our shares as of February 29, 2024. To our knowledge, no other shareholders beneficially own 5% or more of our shares of common stock.

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Dwiwarna Share	Government	1	-
Common Stock	Government	51,602,353,559	52.09

The percentage of shares held by the Government was 52.09% as of March 31, 2022, 2023 and February 29 2024, respectively. No other persons beneficially owned 5% or more of our outstanding shares of common stock as of February 29, 2024, based on information available to us.

Shares Owned by Commissioners and Directors

The table below sets forth information regarding persons known to us to own less than 5% of each class of our shares (whether directly or beneficially through the ADSs) as of February 29, 2024.

Commissioners and Directors	Number of	Percentage of
	Shares	Ownership
Commissioners
Arya Mahendra Sinulingga	2,014,800	<0.01
Marcelino Rumambo Pandin	1,968,000	<0.01
Ismail	1,968,000	<0.01
Rizal Mallarangeng	1,968,000	<0.01
Isa Rachmatarwata	1,968,000	<0.01
Directors
Ririek Adriansyah	6,016,355	<0.01
F.M. Venusiana R.	7,806,900	<0.01
Muhamad Fajrin Rasyid	4,130,400	<0.01
Budi Setyawan Wijaya	4,585,400	<0.01
Afriwandi	4,172,900	<0.01
Herlan Wijanarko	4,172,900	<0.01
Heri Supriadi	4,170,400	<0.01
Bogi Witjaksono	4,130,400	<0.01
Honesti Basyir	370,004	<0.01
Total	49,442,459	<0.05

Shareholders (by Type) Owning Less Than 5% of Shares

The table below presents information on the shareholding (by type of shareholder) of our shareholders which individually owned less than 5% of our outstanding shares of common stock as of February 29, 2024.

Group	Number of
	Shares of
	Common Stock	Percentage of
	Owned	Ownership
Foreign
Business Entities	37,649,109,824	38.01
Individuals	17,349,800	0.02
Local
Business Entities
Companies	154,154,060	0.16
Mutual Funds	2,149,252,562	2.17
Insurance Companies	2,344,405,046	2.37
Pension Funds	3,793,584,794	3.83
Others Business Entities	127,735,650	0.13
Individuals	1,224,271,304	1.24
Total	47,459,863,040	47.91

Relationship with the Government and Government Agencies

Our relationship with the Government is multi-faceted. The Government is our majority and controlling shareholder. It is also our regulator as it adopts, administers and enforces relevant laws that regulate the telecommunications sector, sets tariffs and issues licenses. It is also one of our customers and one of our lenders.

As used in this section, the term "Government" includes the Government of Indonesia and its ministries, directly owned governmental departments and agencies, but excludes SOEs.

The Government as Shareholder

The Government is our majority and controlling shareholder and owned 52.09% of our issued and outstanding common stock as of March 31, 2024. Its ownership of the Dwiwarna Share gives it special voting and veto rights. Under the relevant laws, the "ownership" of our common stock and the single outstanding Dwiwarna Share is vested in the MoF. In turn, and under the authority of the MoF, the MSOE exercises the rights vested in these securities as our "controlling shareholder."

As our majority shareholder and controlling shareholder, the Government has an interest in our performance, both in terms of the service we provide to the nation and our ability to operate on a commercial basis. The material rights and restrictions that apply to our common stock also apply to the Dwiwarna Share, except that the Government may not transfer the Dwiwarna Share, and has right of veto with regard to, among other things: (i) the nomination, appointment and removal of our Directors; (ii) the nomination, appointment and removal of our Commissioners; (iii) the issuance of new shares and (iv) any amendments to our Articles of Association, including with respect to actions to merge or dissolve our Company, increase or reduce our authorized capital, or reduce our subscribed capital.

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

The Government as Regulator

The Government regulates the telecommunications sector through MoCI. MoCI has the authority to issue regulations that implement laws, which are typically broad in scope. Through such decrees MoCI defines the structure of the industry, determines tariff formulas, establishes our USO, and otherwise controls many factors that could influence our competitive position, operations, and financial position. Through the DGPIO, MoCI regulates the allocation of frequencies and sets numbers for fixed telephone lines. We are required to obtain a license from the DGPIO for each type of service offered, including licenses for the frequencies we use (as allocated by MoCI). We and other operators are required to pay frequency usage fees. Telkomsel also holds licenses issued by MoCI (some of which were previously issued by the then Ministry of Communications and Information) for the provision of cellular services, and from the Indonesian Investment Coordinating Board in relation to Telkomsel's investments for the development of cellular phone services with national coverage, including the expansion of network coverage. The Government, through MoCI as regulator, has the authority to issue new licenses for the establishment of new joint ventures and other new arrangements, particularly in the telecommunications sector.

Certain licenses require us to pay a concession fee to operate under such licenses. We pay concession fees for our provision of telecommunications services and radio frequency usage charges to MoCI. Concession fees amounted to Rp1,843 billion in 2022 and Rp2,076 billion (US$135 million) in 2023. Concession fees as a percentage of total expenses amounted to 1.7% in 2022 and 2.0% in 2023. Radio frequency usage charges amounted to Rp6,510 billion in 2022 and Rp7,412 billion (US$481 million) in 2023. Radio frequency usage charges as a percentage of total expenses amounted to 6.0% in 2022 and 7.1% in 2023. USO charges to MoCI amounted to Rp744 billion in 2022 and Rp744 billion (US$48 million) in 2023. USO charges as a percentage of our total expenses amounted to 0.7% in 2022 and 0.7% in 2023.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures ("sub-loan borrowings"). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31, 2023, we had a total of Rp84 billion (US$5 million), in such outstanding two-step loans, including current maturities. We are required to pay the interest and the principal to the Government, which the Government then remits to the respective lenders. As of December 31, 2023, 100% of such sub-loan borrowings were denominated in foreign currencies with 100% denominated in Yen and 0% denominated in Rupiah. In 2023, the annual interest rates charged was 2.95% on those denominated in Japanese Yen.

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2023, the amount of revenues from Government departments and agencies was Rp3,925 billion, which accounted for 2.6% of our consolidated revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as "residential," which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance, and IDD calls. In addition, we provide enterprise digital services and solutions to SOEs, including ATM switching, payment gateway, and E-Commerce platform services.

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

OJK regulations define a conflict of interest as a difference between the economic interests of a public company and the personal economic interests of its Board of Directors, Board of Commissioners, principal shareholder or controlling shareholder that may cause a loss to the relevant public company. Further, a “conflict of interest transaction” is defined as any transaction containing a conflict of interest that is carried out by a public company or a company controlled by the public company with any party, whether or not the other party is an affiliate. In practice, if a transaction obtains a “fair” opinion from an independent appraiser, which is typically strong grounds for showing that the proposed transaction does not involve a conflict of interest, though it would need to be considered and confirmed based on the relevant factual scenario.

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

Proportion of Common Stock Held in Indonesia and Abroad

As of February 29, 2024, we had 166,737 holders of shares of common stock (including the Government). This total includes 37,666,459,624 shares of common stock held by 2,454 holders of common stock located outside Indonesia. As of the same date, there were 69 ADS shareholders who owned  40,471,818 ADSs.

Change in Control

As of the date of this Form 20-F, we are not aware of any plans or developments that could result in a change of control over us, including changes that are still at the planning stage. In addition, our articles of association contain certain provisions that could limit the ability of third parties to acquire control of our Company, including a provision that any takeover of our Company shall be approved in a general meeting of shareholders attended by (i) the holder of the Dwiwarna Share and (ii) the shareholders (or their proxies) that represent, in the aggregate, at least 75% of the total number of the shares with valid voting rights issued by our Company. Moreover, the resolution in such meeting must be approved by (i) the holder of the Dwiwarna Share and (ii) the vote of a majority of shareholders constituting, in the aggregate, at least 75% of the total number of shares present (or being represented by a proxy) at the general meeting of shareholders.

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

ITEM 8.              FINANCIAL INFORMATION

A.                         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 18. Financial Statements" for our Consolidated Financial Statements filed as part of this Form 20-F.

LEGAL PROCEEDINGS

From time to time, we are subjected to legal and arbitration proceedings, investigations and claims incidental to the conduct of our business. For instance, we have in the past been named as defendant in various legal actions in relation with land disputes, monopolistic practice and unfair business competition, and SMS cartel practices. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our results of operations, cash flows and financial position. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We were not a party to any material litigation or arbitration and did not have material contingency reserves established for any liabilities as of December 31, 2023.

DIVIDENDS

An AGMS has the authority to determine the amount of dividends we pay. Our dividend payout ratio for the fiscal year ended December 31, 2023 will be decided at the AGMS scheduled for May 3, 2024.

			Total Dividend		Dividend per
		Payout Ratio	Payment		Share
Dividend Year	Payment Date	(%)(1)	(Rp million)		(Rp)
2018	June 27, 2019	90.00	16,228,619	(2)	163.82
2019	July 23, 2020	81.78	15,262,338	(3)	154.07
2020	July 2, 2021	80.00	16,643,443	(4)	168.01
2021	July 1, 2022	60.00	14,855,921	(5)	149.97
2022	July 5, 2023	80.00	16,602,697	(6)	167.60

Notes:

(1)	Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.

(2)	Consists of cash dividend amounting to Rp10,819,080 million and special cash dividend amounting to Rp5,409,540 million.
(3)	Consists of cash dividend amounting to Rp11,197,606 million and special cash dividend amounting to Rp4,064,730 million.
(4)	Consists of cash dividend amounting to Rp12,482,582 million and special cash dividend amounting to Rp4,160,860 million.
(5)	Consists of cash dividend amounting to Rp14,855,921 million.
(6)	Consists of cash dividend amounting to Rp16,602,697 million.

TELKOMSEL DIVIDEND

Pursuant to its AGMS held on May 26, 2023, Telkomsel approved the payment of cash dividends in the amount of Rp20.11 trillion, which represented 95% of Telkomsel's net profits in 2022. Based on the Resolution of Shareholders on September 12, 2023, Telkomsel declared additional dividend amounting to Rp7.41 trillion, which represented 35% of Telkomsel’s net profits in 2022. In 2023, total dividend payments were Rp27.52 trillion.

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

As of December 31, 2023, the IDX had 903 issuers for equity and 90 active brokerage houses. In 2023, IDX recorded a trading volume of around 4.7 billion shares. As of December 31, 2023, the total market capitalization was valued at approximately Rp11.67 trillion (approximately US$758 billion).

Trading is divided into three segments: the regular market, negotiated market and cash market (except for rights issues, which can only be traded on the cash market and the negotiated market for the first session). The regular market is the mechanism for trading stock in standard lots on a continuous auction basis during exchange hours. Auctions on the IDX on regular market and cash market take place according to the price and time priorities. Price priority refers to giving priority to buying orders at a higher price or selling orders at a lower price. If buy or sell orders are placed at the same price, priority is given to the earlier placed buy or sell order (time priority). Trading on the negotiated market is conducted through direct negotiation between (i) IDX members, (ii) clients through one IDX member, (iii) a client and an IDX member, or (iv) an IDX member and the PT Kliring Penjaminan Efek Indonesia ("KPEI"). KPEI provides clearing and guarantee services of stock exchange transactions settlement. It also improves efficiency and certainty of transactions settlement on the IDX.

IDX Rule No. II A on Trading of Equity Securities as attached to the Decree of the Board of Directors of the IDX No. Kep-00055/BEI/03-2023 ("IDX Trading Rule") provides that as of April 3, 2023, the trading sessions of the IDX are as follows:

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

The IDX Trading Rule also stipulates the change of the auto-rejection policy. This policy has changed from time to time, specifically since the Government began relaxing COVID-19-related restrictions on trading activities. Based on the newly issued IDX Trading Rule, the Jakarta Automated Trading System ("JATS") will automatically reject price orders input into the JATS at the Regular and Cash Markets if:

(i)	the buy or sell order is smaller than Rp50 (or Rp1 for rights and warrants);
(ii)	Through May 31, 2023, the buy or sell orders input into the JATS are:
a.	more than 35% above or 7% below the reference price for stock prices ranging from Rp50 to Rp200;
b.	more than 25% above or 7% below the reference price for stock price ranging from more than Rp200 to Rp5,000; and
c.	more than 20% above or 7% below the reference price for stock price that is more than Rp5,000.

From June 5, 2023 to September 1, 2023, the selling or buying orders input into the JATS are:

a.	more than 35% above or 15% below the reference price for stock prices ranging from Rp50 to Rp200;
b.	more than 25% above or 15% below the reference price for stock price ranging from more than Rp200 to Rp5,000; and
c.	more than 20% above or 15% below the reference price for stock price that is more than Rp5,000.

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
(iii)

Auto-rejection is triggered when a trade involves more than 50,000 lots of equity securities or exceeds 5% of listed securities, using the lesser amount, and the auto-rejection threshold for post-IPO trading is set at double that percentage.

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

B.                         MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Articles of Association

Our Articles of Association are registered in accordance with Law No.1 of 1995 on Limited Liability Companies, and have been approved by Ministerial Decree No. C2-7468.HT.01.04.Th.97 of 1997. Following the enactment of the Law No. 40 of 2007 on Limited Liability Companies (as amended by the Job Creation Law, the "Indonesian Company Law") which revoked Law No. 1 of 1995 on Limited Liability Companies, we amended our Articles of Association which were approved by the MOLHR pursuant to the Decree of the MOLHR No. AHU.46312.AH.01.02 of 2008 dated July 31, 2008 and registered in the State Gazette of the Republic of Indonesia No. 84 dated October 17, 2008, Supplement to State Gazette No. 20155.

Our Articles of Association have been amended several times, the latest amendment of which primarily related to amending our business activities according to the Indonesian Standard Industrial Classification of 2020. The latest amendments were approved by and registered with the MOLHR in its letter No. AHU-0044650.AH.01.02 of 2022 dated June 29, 2022.

In accordance with Article 3 of our Articles of Association, the scope of our business activities is to provide telecommunications network and telecommunications and information services, as well as to optimize our Company's resources in producing high quality and competitive products and services to enhance profitability and increase the value of our Company. In order to achieve the aforementioned objectives, we may undertake business activities that incorporate, among other things, the following:

1.	Main Business
a.

Planning, building, providing, developing, operating, marketing/selling/renting, and maintaining telecommunications and IT networks in the broadest sense with due observance of the laws and regulations.

	b.	Planning, developing, providing, marketing/selling, and improving telecommunications and IT services in the broadest sense with due observance of the laws and regulations.
	c.	Making investments including equity participation in other companies in line with and to achieve the goals and objectives of the Company.

d.

In connection with the business activities specified in 1(a) and 1(b) above, the Company’s business activities include but are not limited to construction of telecommunications buildings and equipment, construction of irrigation, communication, and other waste networks, electrical installation, telecommunications installation, installation of air conditioning and ventilation, wholesale trade on the basis of fees or contracts, wholesale trade of computers and computer equipment, wholesale trade of software, wholesale trade of telecommunications equipment, wholesale trade of office and industrial machinery, spare parts and equipment, wholesale trade of other products that cannot be classified, retail trade of software, retail trade of telecommunications equipment, publishing directories and mailing lists, publishing of software, production of film, video and television programs by the private sector, cable telecommunications activities, wireless telecommunications activities, satellite telecommunications activities, premium call services, premium SMS content services, managed calling services, other value-added telephony services, internet service provider, data communication system services, telephony internet service for public purposes (ITKP), internet interconnection services (NAP), content provider services through cellular mobile network, other information services activities that cannot be classified, other multimedia services, video game development activities, development of trading applications through the internet (E-Commerce) activities, immersive media content programming and production activities, blockchain technology development activities, artificial intelligence based programming activities, other computer programming activities, information security consulting activities, digital identity provision activities, electronic certificate provision activities and service using electronic certificates, IoT consulting and designing activities, computer consulting and other computer facilities management activities, other IT and computer services activities, data processing activities, hosting and related activities, web portals and/or digital platforms without commercial purposes, web portals and/or digital platforms for commercial purposes, retail trade on computers and their equipment, retail trade on video game equipment and the like, retail trade on office machines, retail trade specializing in audio and video equipment in stores, other telecommunications activities that cannot be classified, resale of telephony services, calibration/metrology services, and activities of the distribution of film, video and television programs by private parties.

2.	Supporting Businesses
	a.	Providing payment transactions and money transfer services through telecommunications and IT networks.
b.

Carrying out other activities and business in the context of optimizing the Company’s resources, including the utilization of fixed and moving assets, information system facilities, education and training facilities, maintenance, and repair facilities.

	c.	Cooperating with other parties in order to optimize ICT resources owned by other parties in the ICT industry, in line with and to achieve the goals and objectives of the Company.

d.

In connection with the business activities specified in 2(a) and 2(b) above, the Company’s business activities include but are not limited to general printing industry, residential building construction, construction of office buildings, construction of other buildings, construction of electrical civil buildings, construction of telecommunications civil buildings for transportation infrastructure, construction of other civil buildings that cannot be classified, sea, river, and air navigation construction installation services, electronic installation, installation of plumbing, heating and geothermal installation, mechanical installation, other unclassified construction installations, interior decoration, wholesale of printing and publishing goods in various forms, wholesale of laboratory equipment, pharmaceutical equipment and medical equipment for humans, wholesale of laboratory equipment, pharmaceutical equipment and medical equipment for animals, retail trade on laboratory equipment, pharmaceutical equipment, and medical devices for humans, special retail trade on pharmaceutical goods and drugs, medical devices, perfumes, and other cosmetics, voice recording activities, special telecommunications activities for security defense purposes, music and music book publishing activities, other monetary intermediaries, payment service provider (PJP), transportation consulting activities, industrial management consulting activities, other management consulting activities, certification services, laboratory testing services, installation engineering inspection services, advertising, other reservation services, tourism information services, call center activities, other business support services activities that cannot be classified, special event organizing  services, meetings, incentive travel, conference and exhibition (MICE) organizing services, private tutoring and counseling education, and repair of computers and similar equipment.

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

A member of the Board of Directors shall have no right to represent our Company if such member has a conflict of interest with our Company. To take any legal actions in the form of transactions in which a conflict of interests exists between the personal economic interest of a Director, a Commissioner or a principal shareholder and our Company's economic interest, the Board of Directors must obtain the approval of a GMS with due observance of the laws and regulations in the capital markets sector. Such GMS must be attended by independent shareholders (i.e., those shareholders having no conflict of interest) who hold more than one-half of the total number of shares with valid voting rights held by all independent shareholders and the resolution must be passed by the affirmative votes of independent shareholders holding more than one-half of the total number of shares with valid voting rights. In passing any resolutions, the principal shareholders, the Directors, and Commissioners who have conflicts of interest in the transaction that is being decided are not entitled to give any recommendation or opinion. Any resolution passed by independent shareholders shall be confirmed by the entire quorum of the meeting to be followed by all shareholders present in the meeting, including those having conflicts of interest.

Our Articles of Association require our Board of Directors to obtain the written approval of our Board of Commissioners in order to, among other things:

a.	Release/transfer and/or pledge the Company’s assets with a value exceeding a certain amount determined by the Board of Commissioners, except for assets recorded as inventory, with due observance of the laws and regulations in the capital market sector;
b.	Enter into cooperation with business entities or other parties, in the form of joint operations (KSO), business cooperation (KSU), licensing cooperation, Build, Operate and Transfer (BOT), Build, Operate and Own (BOO) and other agreements of the same nature whose duration or value exceeds that stipulated by the Board of Commissioners;
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
i.Bind the Company as guarantor (borg or avalist) with a certain value determined by the Board of Commissioners with due observance of the laws and regulations in the capital market sector;
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

With regards to the matters referred to in paragraphs (a), (b), (e), (f), (g), (h), (i), (j), (k), and (l) above, the stipulation of limits or criteria by the Board of Commissioners must be approved by the holder of the Dwiwarna Share and the approval by the Board of Commissioners will be granted after being approved by the holder of the Dwiwarna share. Additionally, with regards to matters referred to in paragraph (b), approval from the Board of Commissioners and/or the GMS will not be required if the relevant activity is (i) part of the main business activities of the Company or (ii) is entered into with the subsidiaries or affiliates whose financials are consolidated with the Company's financials provided that this still has to be reported to the Board of Commissioners. The nomination of candidates referred to in paragraph (g) will not require approval from the Board of Commissioners as long as such nominated candidate is also a director of the Company, provided that this is reported to the Board of Commissioners.

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

Any GMS may only be convened upon the issuance of the requisite announcement by us. In addition, the Board of Directors may issue such announcement and convene an EGMS following a written request by the Board of Commissioners or one or more shareholders holding at least 10% of our shares, in the aggregate. The announcement is to be published in at least one newspaper in Indonesia (in Bahasa Indonesia) having general circulation within Indonesia and on the website of our Company (in Bahasa Indonesia and/or other languages as determined by regulations) and the IDX. Such announcement of a GMS is required to be given to shareholders at least 14 days (without counting the notice date and the invitation date) prior to the invitation for the GMS. The invitation for the GMS is also required to be published in the same manner as with the announcement of the notice at least 21 days (without counting the invitation date and the meeting date) prior to the GMS. Unless otherwise specified by law or the Articles of Association, the quorum for AGMS or EGMS requires shareholders representing more than one-half of the total shares with voting rights issued by us and binding resolutions may be passed if approved by more than one-half of the shareholders attending the GMS with valid voting rights. In case the quorum is not reached, then invitation to a second meeting can be made without prior announcement that an invitation to a meeting will be made. Such invitation to the meeting is required to be served at least seven days prior to the second meeting (without counting the invitation date and the meeting date). The second meeting will be valid if attended by shareholders representing at least one-third of the total shares with valid voting rights and may pass binding resolutions if approved by more than one-half of the attended shareholders with valid voting rights. In case the quorum is not reached at the second meeting, a third meeting may be held, at our Company's request, with the quorum of attendance and voting requirements to be determined by the OJK in accordance with the provisions of the laws.

Shareholders may vote by proxy. All resolutions are to be passed by consensus and deliberation. If consensus cannot be reached, resolutions are passed by simple majority, unless a larger majority is required by our Articles of Association. Our Articles of Association do not contain any limitations on the right of any person, to own our shares or to exercise their right to vote. Indonesian capital market regulations do not contain any limitation on the right of any person, whether local or foreign, to own shares in a company listed on the IDX.

Any takeover of our Company is required to be approved by the holder of the Dwiwarna Share and a majority constituting at least three-fourths of the total number of shares at a GMS that must be attended by the holder of the Dwiwarna Share. There are no other provisions in our Articles of Association that would have the effect of delaying, deferring, or preventing a change in control of our Company.

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

Under the Indonesian Company Law, a merger or consolidation may only be completed if a merger/consolidation plan, containing the prescribed elements together with the draft deed of merger or draft deed of consolidation, is approved by a general meeting of shareholders of each of the companies involved. A three-quarters vote cast at the meeting is required at a general meeting of shareholders where a quorum of three-quarters of the shares with valid voting rights is present. Before the transaction is submitted for approval to the general meeting of shareholders, the directors must publish a summary of the merger or consolidation plan in one national newspaper and make an announcement in writing to the employees at least 30 days prior to the “summoning” of the general meeting of shareholders.

Shareholders who do not agree with the proposed merger or consolidation will have the right to require the company to purchase their shares at the fair market value (appraisal rights).

Additional requirements are applicable for mergers or consolidations involving public companies (e.g., OJK Regulation No. 74/POJK/04/2016 on Business Merger or Business Consolidation of Public Companies, as partially revoked by OJK Regulation No. 58/POJK.04/2017 on Electronic Submission of Registration Statements or Applications for Corporate Actions).

Shareholder's suits

Delaware Law	Indonesian Law

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Under the Indonesian Company Law, any shareholder has a right to file a lawsuit with the district court whose jurisdiction covers the domicile of the company if the company's actions have caused damage to the shareholder on the ground that such actions, undertaken by virtue of a general meeting of shareholders, board of directors' or board of commissioners' resolution, were unfair and with no reasonable ground. Such actions must have resulted from resolutions of a general meeting of shareholders, board of directors' meetings or board of commissioners' meetings. Additionally, one or more shareholders holding at least 10% of the total number of issued shares with lawful voting rights are entitled to file a lawsuit with the relevant district court on behalf of the company against the board of directors or members of the board of directors and the board of commissioners or members of the board of commissioners, whose fault or negligence caused losses to the company.

Delaware Law	Indonesian Law
Shareholder vote on board and management compensation
Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.

Under the Indonesian Company Law and MSOE Regulation No. 03/MBU/03/2023 on Organs and Humans Resources of State-Owned Enterprises (“MSOE Regulation No. 3/2023”), the salaries and allowances of members of the board of directors are determined by the general meeting of shareholders. The general meeting of shareholders may delegate its authority to approve such salaries and allowances to the board of commissioners.

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

Annual vote on board renewal

Delaware Law	Indonesian Law

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

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

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Under the Indonesian Company Law, a member of the board of directors cannot be held liable for the company's losses if he/she can prove that:

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

Shareholders of an Indonesian limited liability company may only exercise their voting rights in a general meeting of shareholders and may not act by written consent. Alternatively, voting rights may also be exercised by way of a written resolution provided that such resolution is signed by all of the shareholders of the company.

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

Cumulative voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation provides for it.	Under the Indonesian Company Law, cumulative voting is not permitted for the election of directors.
Removal of directors

Delaware Law	Indonesian Law

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

Conflict of Interest Transaction

A conflict of interest is defined as the difference between the economic interests of a public company and the

Delaware Law	Indonesian Law

personal economic interests of its directors, commissioners, principal shareholders or controlling persons (pengendali), which may cause losses to such company. In practice, fairness opinions by a registered independent appraiser are used to assess whether a transaction may be affected by a conflict of interest. By law, OJK has discretion to determine if certain affiliated party transactions involve any conflict of interest, and would therefore require the approval of independent shareholders and disclosed the related information to the public, unless exempted.

If the transaction between the public company and a principal shareholder is deemed a conflict-of-interest transaction, the public company needs to, among other things, obtain the approval of its independent shareholders in a general meeting of shareholders, unless exempted. Independent shareholders are defined as shareholders having no conflict of interest in respect of the transaction, and the independent shareholders must make a declaration to that effect and is not a member of the board of directors, a member of the board of commissioners, a principal shareholder or a controlling person (pengendali) (or an affiliate of the foregoing persons or entities) of such public company.

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

For SOEs, dissolution of a company must be effected by way of a Government regulation promulgated by the MSOE.

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

Delaware Law	Indonesian Law

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

Payment of dividends
The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board

Indonesian Company Law provides that dividends can be paid to shareholders from the company's cumulative net profits (after deductions for allocation to the reserve fund). If a loss is booked by the company in a preceding fiscal year and cannot be covered by the reserve fund, such loss

Delaware Law	Indonesian Law

may declare and pay dividends upon the shares of its capital stock either:

●
out of its surplus; or
●
in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year.

Shareholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without shareholder approval.

should be carried forward and in the current fiscal year, the company will still be deemed to be making a loss if this carried over loss cannot be covered by the current fiscal year's profit. Under such circumstances, the company is not be able to distribute dividends from profits it earned in the current fiscal year.

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

●
In general, the issuance of new shares must also be accompanied by the issuance of pre-emptive rights to existing shareholders. However, for public companies, under OJK Regulation No. 32/POJK.04/2015 on Capital Increases of Public Companies with the Issuance of Pre-emptive Rights, as amended by OJK Regulation No. 14/POJK.04/2019, and under certain conditions, the issuance of shares can be carried out without issuing pre-emptive rights, provided that the issuance of shares must not be in excess of 10% of the issued and paid-up capital of the company, among other things. In addition, unless certain exemptions apply, prior approval by the independent shareholders is generally required for the issuance of new shares without pre-emptive rights.

C.                         MATERIAL CONTRACTS

In 2023, in line with our FMC initiative, we entered into the following contracts with Telkomsel to combine our fixed broadband and mobile broadband services into a single business entity, by transferring a portion of our assets and liabilities allocated to the IndiHome business segment to Telkomsel:

●	Wholesale Agreement between Telkom and Telkomsel dated April 6, 2023 (the "Wholesale Agreement").
●	Fixed Broadband Core Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023 (the "Fixed Broadband Core TSA");
●	IT System Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023 (the "IT System TSA"); and
●	Deed of Spin-off of IndiHome Business Segment by Telkom into Telkomsel dated June 27, 2023 (the "Deed of Transfer");

The Wholesale Agreement sets forth the terms and conditions of Telkom's provision of infrastructure, devices, professional services, and network capacity to Telkomsel for an initial period of five years commencing on the Effective Date (as defined therein) of the Wholesale Agreement, in respect of Telkomsel's indiHome customers. Such services shall include connectivity and transport to deliver fixed broadband and IPTV, voice service, and service level agreement, as described in Article 3 of this Agreement.

The IT System TSA sets forth the terms and conditions of Telkom's provision of transitional IT system services to Telkomsel for its IndiHome service (fixed broadband, IPTV, and voice) for an initial period of two years commencing on the Effective Date (as defined therein) of the IT System TSA. Such services shall include the IT service (provision of service and platform maintenance, technical operations, support and management, application enhancement/expansion, audit and compliance, system and data migration, and coordination and reporting) and billing and collecting system operation (billing and collection operation support, revenue assurance, and fraud management), as described in Article 3 of this Agreement.

The Fixed Broadband Core TSA sets forth the terms and conditions of Telkom's provision of transitional fixed broadband core services to Telkomsel for its indiHome service (fixed broadband, IPTV, and voice) for an initial period of two years commencing on the Effective Date (as defined therein) of the Fixed Broadband Core TSA. Such services shall include the provision of operational equipment and services & deliverables (technical support, supporting tools, and reporting and performance evaluation), as described in Article 3 of this Agreement.

The Deed of Transfer sets forth the terms and conditions of the transfer of the IndiHome business segment from Telkom to Telkomsel, which involved the transfer of assets and liabilities associated with IndiHome from Telkom to Telkomsel, against which Telkomsel will issue new shares to Telkom. Telkom has disclosed the IndiHome Integration to the public, its employees, and creditors, in line with applicable laws, regulations, and the articles of association of the respective parties involved.

.

D.                         EXCHANGE CONTROLS

Currently, Indonesia has limited foreign exchange controls. The Indonesian Rupiah has been, and in general is, freely convertible. However, in order to maintain the stability of the Indonesian Rupiah and prevent utilization of the Indonesian Rupiah for speculative purposes by non-residents, BI has introduced regulations to restrict  the movement of Indonesian Rupiah from (i) banks within Indonesia to offshore banks or to an offshore branch or office of an Indonesian bank, and (ii) investments denominated in Indonesian Rupiah with foreign parties and/or Indonesian parties domiciled or permanently residing outside Indonesia (without underlying trade or investment reasons), both of which thereby limit offshore trading to existing sources or liquidity. Furthermore, under BI Regulation No. 21/15/PBI/2019 on the Supervision of Foreign Exchange Activities Between Banks and Customers, ("PBI 21/15/PBI/2019"), any outgoing transfer from Indonesia to offshore in foreign currency (non-Rupiah) exceeding US$100,000 or its equivalent by any party through an Indonesian bank (save for transfers of a party's own bank deposit to its own offshore bank account) must be supported by valid underlying and supporting documentation as prescribed in PBI 21/15/PBI/2019. Such documentation includes copies of import duty (pemberitahuan pabean impor), letters of credit and invoices. The maximum amount of outgoing transfer must not exceed the amount stated in the supporting documentation plus 2.5%. In addition, BI has the authority to request information and data concerning foreign currency activities of all people and legal entities that are either domiciled in Indonesia or who plan to reside in Indonesia for at least one year.

BI Regulation No. 21/2/PBI/2019 on Reporting of Foreign Exchange Activities enacted on January 9, 2019, requires bank institutions, non-bank financial institutions, non-financial institutions, state/regional-owned companies, private companies, business entities and individuals to submit a report to BI on their foreign exchange activities. The report must include, among other things, information relating to (i) trade activities in goods, services and other transactions between Indonesian residents and non-residents of Indonesia, (ii) details of any offshore loans and/or risk participation transactions entered into and the supporting documents of the offshore loans such as loan agreements, (iii) details of plans in relation to the withdrawal and/or repayment of offshore loans and/or risk participation transactions, (iv) details of realization in relation to the withdrawal and/or repayment of offshore loans and/or risk participation transactions, (v) the entity’s position with respect to, or changes in, its offshore financial assets, offshore financial liabilities and/or risk participation transactions, and (vi) plans in relation to the incurrence of new offshore loans and/or amendments to existing offshore loans and/or risk-participating transactions.

The foreign exchange traffic report must be submitted to BI no later than the fifteenth day of the subsequent month. In the event that a correction must be made, the correction must be submitted no later than the twentieth day of the reporting month. Failure to submit the foreign exchange report is punishable in the form of a written warning to the borrower. BI may also issue a notice to the authorities, offshore lenders and/or the parent company of the borrower with respect to non-compliance.

Pursuant to Presidential Decree No. 59 of 1972 on the Acceptance of Foreign Credit, as partially revoked by Presidential Regulation No. 86 of 2006 on Granting of Government Guarantees for the Acceleration of the Development

of Coal-Powered Power Plants, we are required to obtain approval from the MoF prior to entering into foreign commercial loans. We are also required to submit periodic reports to the MoF during the term of such foreign commercial loans. Following the disbanding of the PKLN Team in 2020 and pending the issuance of the relevant implementing regulations, there is uncertainty as to the MoF's approval process and how periodic reports on foreign commercial loans will be handled.

E.                         TAXATION

The following summary contains a description of the principal Indonesian and United States federal income tax consequences of the purchase, ownership, and disposition of ADSs or shares of common stock. This summary does not purport to be a complete description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of ADSs or shares of common stock.

Investors should consult their tax advisors about the Indonesian and United States federal, state, and local tax consequences to them of the acquisition, ownership, and disposition of ADSs or shares of common stock.

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

Dividends

Dividends declared by us out of retained earnings and distributed to a Non-Indonesian Holder in respect of common stock or ADSs are subject to Indonesian withholding tax, which, as of the date of this annual report on Form 20-F, is at the rate of 20%, on the amount of the distribution (in the case of cash dividends) or on the shareholders proportional share of the value of the distribution. A lower rate provided under double taxation treaties may be applicable, provided the recipient is able to comply with the following strict requirements:

1.	If the provisions under the tax treaty is different from those under Indonesian Income Tax Law.
2.	The income recipient is not an Indonesian tax resident.
3.	The non-resident income recipient is an individual or an entity who is a tax resident of the country under the concerned tax treaty partner.
4.	The non-resident income recipient submits a certificate of domicile that meets with the following administrative requirements and certain other requirements:
	a.	The administrative requirements to be fulfilled by the non-resident income recipient in order to apply the tax treaty are as follows:
		1.	Uses Form DGT (Indonesian Directorate General of Taxes Form);

		2.	the form must be filled in correctly, completely, and clearly by the non-resident income recipient;
		3.	the form must be signed by the non-resident income recipient or equivalent mark/stamp as normally used in its country;
		4.	the form must be signed by the authorized official of the treaty country where the non-resident income recipient resides or equivalent mark/stamp as normally used;
		5.	there is a statement made by the non-resident income recipient stating that there is no tax treaty abuse;
		6.	there is a statement that the non-resident income recipient is the Beneficial Owner in case it is required by the tax treaty;
		7.	the form must be used for the period stated in Form DGT; and
		8.	the signing and marking by the competent tax authority officer must be done in Part II of Form DGT.
	b.	Certain other requirements are that the certificate of domicile must explain the following information:
		1.	There are relevant economic motives in relation to the establishment of the entity;
		2.	the entity has its own management to conduct business and the management has independent discretion;
		3.	the entity has sufficient assets to conduct business other than the assets generating income from Indonesia;
		4.	the entity has sufficient and qualified personnel to conduct business; and
		5.	the entity has business activities other than receiving dividends, interests, and/or royalties from Indonesia.
5.	There is no tax treaty abuse. To meet this condition, the non-resident income recipient shall comply with the requirements below:
	a.	If the non-resident income recipient is an individual, he or she does not act as an agent or nominee; or
	b.	If the non-resident income recipient is an entity, it is required to:
		1.	have economic substance in the establishment of the entity or the implementation of the transaction;
		2.	have a legal form that reflects the economic substance in the establishment of the entity or the implementation of the transaction;
		3.	have business activities which are managed by its own management and the management has sufficient authority to carry out the transactions (i.e., has independent discretion);
		4.	have fixed assets and non-fixed assets (other than the assets generating income from Indonesia), which are adequate and sufficient to conduct business activities in that treaty partner country;
		5.	have sufficient employees with the expertise and certain skills in accordance with its line of business; and
		6.	have activities or an active business other than only receiving income in the form of dividends, interests, or royalties from Indonesia.

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

Stamp Duty

Since January 1, 2021, pursuant to Law No. 10 of 2020 on Stamp Duty ("Law No. 10/2020"), the nominal amount of the Indonesian stamp duty is Rp10,000 for documents concerning civil matters and documents presented as evidence before a court of law. Law No. 10/2020 stipulates the triggering event for each type of document (e.g., for agreements, the stamp duty becomes due and payable upon signing, and for documents relating to securities transactions effected through the stock exchange, the stamp duty becomes due and payable when the documents evidencing the transfer (e.g., the trade confirmation for trading of stocks listed on the IDX) are made (e.g., issued by the broker)). Such stamp duty is payable by the relevant party as set out in the law. For documents relating to listed stock transactions (i.e., trade confirmations), the stamp duty is payable by the recipient of the document (i.e., the purchaser of the securities). For other types of commercial papers (e.g., collective share certificates evidencing ownership of non-listed securities), the stamp duty is payable by the issuer of such commercial paper when the document evidencing ownership of the commercial papers are made by the issuer of the securities.

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

As described in more detail below, based on our Consolidated Financial Statements and relevant market data, we believe that we did not meet the definition of a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes with respect to our 2023 taxable year. In addition, based on our Consolidated Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate we will be a PFIC for any future taxable year. However, our status for the 2023 taxable year and future taxable years will depend on our income and assets (which for this purpose depends in part on the market value of the ADSs or common shares) in those years. See the discussion below under "Passive Foreign Investment Company."

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

The U.S. Dollar amount of dividends received by certain non-corporate U.S. Holders will generally be taxable at favorable rates as opposed to being taxable at ordinary income rates if the dividends are "qualified dividends." Dividends paid on ADSs or common stocks will be treated as qualified dividends if (i) certain holding period requirements are met, (ii) either the Treaty is a qualified treaty for purposes of the "qualified dividend" rules, or the dividends are with respect to ADSs readily tradable on a U.S. securities market, and (iii) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a "passive foreign investment company," or PFIC. The Treaty has been approved for purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty so long as there is substantial and regular trading in our common stock on the IDX. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the NYSE.

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

Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as "passive category income" or, in the case of certain U.S. Holders, as "general category income" for U.S. foreign tax credit purposes. Subject to certain complex limitations, it is possible that any Indonesian tax withheld from distributions to a U.S. Holder in accordance with the Treaty generally may be deductible or creditable, at such U.S. Holder's option, in computing such U.S. Holder's federal income tax liability. However, U.S. Treasury regulations released in January 2022 tightened the standards for determining whether a foreign tax is creditable, and we have not determined whether this Indonesian withholding tax would be creditable under these regulations. Accordingly, U.S. Holders should consult their tax advisors regarding the creditability of this Indonesian tax. If a U.S. Holder elects to claim a deduction, rather than a foreign tax credit, for a particular taxable year, such election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. Holder in the particular year.

A U.S. Holder may not be able to claim a foreign tax credit (and instead may claim a deduction) for non-U.S. taxes imposed on dividends paid on the ADSs or common stock if such U.S. Holder (i) held the ADSs or common shares for less than a specified minimum period during which such U.S. Holder was not protected from risk of loss with respect to such shares, or (ii) is obligated to make payments related to the dividends (for example, pursuant to a short sale). The rules relating to the U.S. foreign tax credits are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. U.S. Holders should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

A U.S. Holder that receives foreign currency from a sale or disposition of ADSs or common stock generally will realize an amount equal to the U.S. Dollar value of the foreign currency determined on (i) the date of receipt of payment in the case of a cash-basis U.S. Holder, and (ii) the date of disposition in the case of an accrual-basis U.S. Holder. If our ADSs or common stock are treated as traded on an "established securities market," a cash-basis taxpayer or, if it so elects, an accrual-basis taxpayer, will determine the U.S. Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. Dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. Dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into U.S. Dollars on the date received by the U.S. Holder, a cash-basis or electing accrual-basis U.S. Holder should not recognize any gain or loss on such conversion.

The creditability of any Indonesian taxes imposed on a disposition is subject to the same uncertainty described above in connection with the Indonesian withholding tax on dividends (see discussion under “Distributions on the Common Stock or ADSs”). Moreover, any gain or loss will generally be U.S. source gain or loss for foreign tax credit limitation purposes and as a result of the U.S. foreign tax credit limitation, foreign taxes, if any, imposed upon a disposition of the ADSs or common stock may not be creditable. U.S. Holders should consult their own tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of ADSs or common stock, including the creditability of such tax, and the availability of a foreign tax credit or deduction in respect of such tax.

Passive Foreign Investment Company

The Code provides special, generally adverse, rules regarding certain distributions received by U.S. persons with respect to, and sales, exchanges, and other dispositions, including pledges, of shares of stock of, a PFIC. In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

•75% or more of its gross income for such year consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to passive income; or

•50% or more of the average quarterly value of its gross assets during such year consists of assets that produce, or are held for the production of, passive income.

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

If we were a PFIC in any taxable year that a U.S. Holder held the ADSs or common stock, and any entity in which we own or are treated as owning equity interests is also a PFIC (any such entity, a "Lower-tier PFIC"), the U.S. Holder will be deemed to own the U.S. Holder’s proportionate share of the Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the following paragraph on (i) certain distributions by the Lower-tier PFIC, and (ii) a disposition of equity interests of the Lower-tier PFIC, in each case as if the U.S. Holder owned its proportionate share of the Lower-tier PFIC directly, even though the U.S. Holder will not receive the proceeds of those distributions or dispositions.

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

If we are a PFIC (or treated as a PFIC with respect to a U.S. Holder) for a taxable year in which we pay a dividend or for the prior taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders will not apply.

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

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks that arise from changes in foreign exchange rates and interest rates risk, each of which will have an impact on us. Generally, we do not hedge our long-term liabilities in foreign currencies but hedge our obligation for the current year. As of December 31, 2023, assets in foreign currencies represented 337.8% of our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed-rate assets. Our exposure to such market risks fluctuated during 2021, 2022 and 2023 as the Indonesian economy was affected by changes in the U.S. Dollar to Indonesian Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2024 or thereafter.

Foreign Exchange Rate Risk

We are exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies, primarily in U.S. Dollars. Our exposures to other foreign exchange rates are not material. The foreign currency exchange rate risks on our obligations are expected to be partly offset by time deposits and receivables denominated in foreign currencies, which are generally equal to at least 25% of our current foreign currency liabilities.

For the sensitivity analysis of the risk of foreign exchange rate exposure, we take into consideration the assets and liabilities with exposure to the fluctuation of exchange rates recorded in our consolidated balance sheet. This analysis considers only financial assets and financial liabilities registered in U.S. Dollars, since our exposure to exchange variations against other foreign currencies is not material.

Information on such sensitivity analysis showing the impact on our equity and profit/(loss) of hypothetical variations of the U.S. Dollar and the Japanese Yen against the Rupiah as of December 31, 2023 can be found in Note 34b of our Consolidated Financial Statements. As of December 31, 2023, we estimate that 1% appreciation of the U.S. Dollars against the Rupiah and 5% appreciation of the Japanese Yen against the Rupiah would cause Rp91 billion profit (compared to Rp92 billion profit as of December 31, 2022) and Rp4 billion loss (compared to Rp9 billion loss as of December 31, 2022), respectively. Further, as of December 31, 2023, we estimate that 1% depreciation of the U.S. Dollar against the Rupiah and 5% depreciation of the Japanese Yen against the Rupiah would cause Rp91 billion loss and Rp4 billion profit, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

The below table shows a break down by main categories of financial assets and financial liabilities of our exposure to foreign currency risk as of December 31, 2023:

Foreign Exchange Risk	Outstanding Balance
	as of December 31, 2023		Expected Maturity Date
	Foreign	Rp							Fair
	Currency	Equivalent	2024	2025	2026	2027	2028	Thereafter	Value
	(million)	(Rp billion)	(Rp billion)
ASSETS
Cash and Cash Equivalents
U.S. Dollar	263	4,055	4,055	—	—	—	—	—	4,055
Japanese Yen	6	1	1	—	—	—	—	—	1
Others(1)	16	215	215	—	—	—	—	—	215
Other Current Financial Assets
U.S. Dollar	27	419	419	—	—	—	—	—	419
Others(1)	0	—	—	—	—	—	—	—	—
Trade Receivables
Related Parties
U.S. Dollar	0	2	2	—	—	—	—	—	2
Others(1)	0	0	0	—	—	—	—	—	0
Third Parties
U.S. Dollar	153	2,356	2,356	—	—	—	—	—	2,356
Others(1)	12	169	169	—	—	—	—	—	169
Contract Assets
U.S. Dollar	7	107	107	—	—	—	—	—	107
Others(1)	—	—	—	—	—	—	—	—	—
Other Receivables
U.S. Dollar	1	8	8	—	—	—	—	—	8
Others(1)	1	17	17	—	—	—	—	—	17
Other Current Assets
U.S. Dollar	1	22	22	—	—	—	—	—	22
Others(1)	3	12	12	—	—	—	—	—	12
Long-term Investment in Financial Instruments
U.S. Dollar	377	5,802	5,802	—	—	—	—	—	5,802
Japanese Yen	—	—	—	—	—	—	—	—	—
Others(1)	6	100	100	—	—	—	—	—	100
Other Non-current Assets
U.S. Dollar	0	5	5	—	—	—	—	—	5
Others(1)	0	9	9	—	—	—	—	—	9
LIABILITIES
Trade Payables
Related Parties
U.S. Dollar	0	2	2	—	—	—	—	—	2
Others(1)	—	—	—	—	—	—	—	—	—
Third Parties
U.S. Dollar	164	2,532	2,532	—	—	—	—	—	2,532
Japanese Yen	27	3	3	—	—	—	—	—	3
Others(1)	10	142	142	—	—	—	—	—	142
Other Payables
U.S. Dollar	2	36	36	—	—	—	—	—	36
Others(1)	8	19	19	—	—	—	—	—	19
Accrued Expenses
U.S. Dollar	32	497	497	—	—	—	—	—	497
Japanese Yen	3	0	0	—	—	—	—	—	0
Others(1)	5	52	52	—	—	—	—	—	52
Advances from Customers
U.S. Dollar	3	45	45	—	—	—	—	—	45
Others(1)	0	2	2	—	—	—	—	—	2
Short-term Bank Loans
U.S. Dollar	—	—	—	—	—	—	—	—	—
Current Maturities of Long-term Liabilities

Foreign Exchange Risk	Outstanding Balance
	as of December 31, 2023		Expected Maturity Date
	Foreign	Rp							Fair
	Currency	Equivalent	2024	2025	2026	2027	2028	Thereafter	Value
	(million)	(Rp billion)	(Rp billion)
U.S. Dollar	11	174	174	—	—	—	—	—	174
Japanese Yen	768	84	84	—	—	—	—	—	84
Others(1)	0	5	5	—	—	—	—	—	5
Other Liabilities
U.S. Dollar	0	1	1	—	—	—	—	—	1
Others(1)	—	—	—	—	—	—	—	—	—
Long-term Liabilities(2)
U.S. Dollar	32	491	—	52	109	183	147	—	491
Japanese Yen	—	—	—	—	—	—	—	—	—
Others(1)	2	25	—	—	—	—	—	—	25

Notes:

(1)	Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollar equivalents using the Reuters bid and offer rates prevailing at the end of the reporting period.
(2)	Long-term liabilities for the purpose of this table consist of loans denominated in foreign currencies from long-term bank loans.

Interest Rate Risk

Our exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. Borrowings at variable interest rates expose our Company and our subsidiaries to interest rate risk. In order to reduce our exposure to interest rate fluctuations, we aim to balance the share of our fixed-rate loans and floating-rate loans in our bank borrowings. We try to achieve this where there are opportunities to increase the share of fixed-rate loans in our overall loan portfolio in light of prevailing interest rates available in the market at any given time and based on market and our expectations as to future floating and fixed interest rates. As of December 31, 2023, approximately 43.7% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans. To measure market risk fluctuations in interest rates, our Company and our subsidiaries primarily use the interest margin and maturity profile of the financial assets and liabilities based on the changing schedule of the interest rate.

In this Form 20-F, we chose to provide investors with the results of a sensitivity analysis related to our interest rate risk sensitive instruments as opposed to the tabular presentation of information related to interest rate risk sensitive instruments, we disclosed in previous annual reports on Form 20-F. We believe such presentation, together with comparable information for the fiscal year ended December 31, 2023, makes it easier to understand the impact of variations in interest rates on our Company's financial performance and financial position as we use selected hypothetical changes in interest rates to illustrate such impact. We also believe this type of sensitivity analysis provides useful information and is widely used by investors for measuring the impact of such variations on interest rate risk sensitive instruments held by issuers.

As of December 31, 2023, we estimate that a decrease by 25 basis points in the interest rates of our variable rate borrowings would have increased our equity and profit or loss by Rp74 billion (compared with a Rp88.2 billion increase as of December 31, 2022); a similar increase by 25 basis points in the interest rates of our variable rate borrowings would have decreased our equity and profit or loss by Rp74billion (compared with a Rp88.2 billion decrease as of December 31, 2022). The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

Credit Risk

Credit risk is the potential financial loss resulting from the failure of a customer or counterparty to settle its financial obligations to us in accordance with the terms and conditions of the contract as and when they fall due. Credit risk arises mainly from trade receivables from the sales of products and services. Our management has a credit policy in place to monitor credit risk on an ongoing basis. As of December 31, 2023, there were no significant concentrations of credit risk. Since early 2020, due to the COVID-19 pandemic, some of our certain customers particularly in the Enterprise segment have been facing business and financial difficulties. We have increased the monitoring of our customers' accounts and the balance of our receivables. We have agreements in place to postpone payments of fees due by certain of our enterprise customers in consideration of our pre-existing business relationship with them and in light of current circumstances and hardship. In an effort to attenuate such counterparty risk, since early 2020 we have asked our individual customers to make a one-month deposit based on their standard subscription fee that can be used to offset any fee amount accrued and unpaid. As of December 31, 2023, customers’ default on fee payments had not significantly increased compared to the preceding financial year. For additional information on the maximum exposure to credit risk of our financial assets as of December 31, 2023, please refer to Note 34b.iv to our Consolidated Financial Statements.

Financial Risk

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

As of December 31, 2023, our management considered the price risk for our financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

Liquidity Risk

Liquidity risk arises in situations where we experience difficulties in fulfilling our financial obligations when they become due. Prudent liquidity risk management implies maintaining sufficient cash in order to meet our financial obligations. We regularly monitor our financial position ratios, such as liquidity ratios and debt-to-equity ratios, and our ability to comply with applicable covenant in our financial agreements. For additional information on our exposure to liquidity risk, please refer to Note 34b.v to our Consolidated Financial Statements.

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

Deposit, Withdrawal and Cancellation

Shares or evidence of the right to receive shares may be deposited by delivery to the custodian, accompanied by the required documentation and certification and, if the Depositary requires, together with a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order, an ADR or ADRs for the number of ADS representing such deposit. The deposited securities, which shall consist of the deposited shares and any and all other securities, property and cash deposited with the Depositary, or the custodian (the "Deposited Securities") shall be held by the Depositary or by a custodian for the account and to the order of the Depositary or at such other place or places as the Depositary shall determine.

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

Holders of ADRs may surrender their ADRs at the Depositary's corporate trust office. Upon such surrender and the payment of applicable fees, taxes and charges, the Depositary shall deliver to such holders or upon their order the amount of Deposited Securities at the time represented by the ADS evidenced by the ADR. Delivery of such Deposited Securities may be made by the delivery of (a) certificates in the name of such person in whose name an ADR is registered (an "ADR Holder") or as ordered by him or certificates properly endorsed or accompanied by proper instruments of transfer to such owner or as ordered by him and (b) any other securities, property, and cash to which such owner is then entitled in respect of such ADRs. The Deposited Securities are to be delivered at the corporate trust office of the Depositary, if feasible.

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

Dividends and Other Distributions

An ADR Holder generally has the right to receive the distributions we make on the Deposited Securities. Such ADR Holder's receipt of these distributions may be limited, however, by practical considerations and legal limitations. ADR Holders will receive such distributions under the terms of the Deposit Agreement in proportion to the number of ADSs held as of a specified record date, after deduction the applicable fees, taxes, and expenses.

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

Distributions of Shares

When a distribution upon any Deposited Securities consists of a dividend in, or free distribution of, shares, the Depositary may distribute to the entitled ADR Holders, in proportion to the number of ADS representing such Deposited Securities held by them respectively, additional ADRs evidencing an aggregate number of ADS representing the amount of shares received as dividend or free distribution, subject to the terms and conditions of the Deposit Agreement and the withholding or any tax or other governmental charge. If we have not provided satisfactory assurances that such distribution would not require registration under the Securities Act or is exempt from registration under the Securities Act, the Depositary may withhold the distribution of ADRs.

In lieu of delivering receipts for fractional ADS, the Depositary shall sell the amount of share represented by the aggregate of such fractions and distribute the net proceeds as in the case of a cash distribution.

Distributions of Rights

In the event that we offer or cause to be offered to the holders of any Deposited Securities, any rights to subscribe for additional shares or any rights of any other nature, the Depositary, after having consulted with us, shall have discretion as to the procedure to be followed in making such rights available to any ADR Holders or in disposing of such rights on behalf of any ADR Holders. If, by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any ADR Holders or dispose of such rights and make the net proceeds available to such ADR Holders in U.S. Dollars, the Depositary shall allow the rights to lapse.

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

If the Depositary has distributed warrants or other instruments for rights to all or certain ADR Holders, upon instruction from such ADR Holder pursuant to such warrants or other instruments to the Depositary to exercise such rights, upon payment by such ADR Holder to the Depositary for the account of such ADR Holder of an amount equal to the purchase price of the shares to be received upon the exercise of the rights, and upon payment of the fees of the Depositary and any other applicable charges, the Depositary shall, on behalf of such ADR Holder, exercise such rights and purchase the shares. The shares will then be deposited, and the Depositary shall execute and deliver the ADRs to the ADR Holder.

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

The Depositary did not waive, or pay directly to third parties on our behalf, any expenses relating to the year ended December 31, 2023.

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

Neither we nor the Depositary shall be liable for any of our or the Depositary's action or non-action in reliance on the advice or information from legal counsel, accountants, any person presenting shares for deposit, any ADR Holder, or any other person we or the Depositary believed in good faith to be competent to give such advice or information.

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages or delinquencies to which this Item applies.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.            CONTROLS AND PROCEDURES

A.                         DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of December 31, 2023, as required by Rule 13a-15(b) under the Exchange Act.

Our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective. Controls and procedures conducted by management include controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance of achieving the desired objectives of the control system.

B.                         MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and executed by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB, and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of our Company are being made only in accordance with authorizations of our management and Board of Directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (2013 framework). Based on this assessment, management concluded that as of December 31, 2023, our internal control over financial reporting was effective.

C.                         ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by KAP Purwantono, Sungkoro & Surja, an independent registered public accounting firm, as stated in their report which is included in the Consolidated Financial Statements.

D.                         CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes in our internal control over financial reporting during the most recently completed fiscal year that would materially affect or are reasonably likely to materially affect, our internal control over financial reporting.

We are committed to continual improvements in internal control processes and will continue to review and monitor the control over financial reporting and its procedures in order to ensure compliance with the requirements of the Sarbanes-Oxley Act of 2002 and related regulations as stipulated by COSO. We will also continue to assign significant company resources from time to time to improve our internal control over financial reporting.

ITEM 16.         [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2023, the Board of Commissioners determined that Mr. Emmanuel Bambang Suyitno and Mr. Edy Sihotang, members of the Audit Committee, each qualify as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F and as an "independent" member in accordance with the provisions of Rule 10A-3 under the Exchange Act.

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

ITEM 16B.         CODE OF ETHICS

In compliance with Section 406 of the Sarbanes-Oxley Act of 2002, our code of ethics applies equally to our Commissioners, our President Director, and our Director of Finance (positions equivalent to Chief Executive Officer and Chief Financial Officer, respectively), Directors and other key officers as well as all of our employees. You may view our code of ethics on our website at www.telkom.co.id/sites/about-telkom/en_US/page/code-of-ethics-and-corporate-culture-80. Amendments to or waivers from the code of ethics will be posted on our website as well. Information contained on that website is not a part of this annual report on Form 20-F. Copies of our code of ethics may also be obtained at no charge by writing to our Investor Relations Unit at Telkom Landmark Tower, 39th Floor, Jl. Gatot Subroto No. 52, Jakarta 12710, Indonesia.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

In line with existing procedures and taking into consideration the independence and qualifications of independent auditors, at our AGMS on May 30, 2023, we appointed KAP Purwantono, Sungkoro & Surja, a registered KAP with the

OJK, to perform the audit on our Consolidated Financial Statements for the year ended December 31, 2023, and on the effectiveness of internal control over financial reporting as of December 31, 2023. The fee for the audit and other service, for the fiscal year ended December 31, 2023 was agreed at Rp72.9 billion.

KAP Purwantono, Sungkoro & Surja has been our public accountant since 2012.

KAP Purwantono, Sungkoro & Surja is also assigned to perform an audit of funds utilization of the Partnership and Community Development Program ("PKBL") for the fiscal year ended December 31, 2023.

Fees and Services of the External Auditor

The following table summarizes the fees for audit and other services in 2021, 2022 and 2023:

	For Years Ended on December 31,
	2021	2022	2023
	(Rp million)	(Rp million)	(Rp million)
Audit Fee	59,050	59,700	68,969
All Other Fees	11,540	5,440	3,964

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

The NYSE listing standards, as required by Rule 10A-3(c)(3) of the Exchange Act require foreign private issuers whose shares are listed on the NYSE to have an audit committee comprised of independent directors. However, such foreign private issuers may be exempted from the independence requirement if: (i) the home country government or stock exchange requires the Company to have an audit committee, (ii) the audit committee is separate from the board of directors and includes non-board members as in our case, members from the Board of Commissioners, (iii) the audit committee members are not selected by management and no executive officer of the Company is a member of the audit committee, (iv) the home country government or stock exchange requires the audit committee to be independent of the Company's management, and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. We avail ourselves of this exemption and document this on our Section 303A Annual Written Affirmations submitted to the NYSE. However, unlike the NYSE listing standards requirements, according to the current regulations relating to audit committees in Indonesia, our Audit Committee does not have direct responsibility for the appointment, compensation, and retention of an external auditor. Our Audit Committee may only recommend the appointment of an external auditor to the Board of Commissioners and the Board of Commissioner's decision must have the approval of the shareholders.

Our Audit Committee has five members: three Independent Commissioners and two external independent members who are not affiliated with our Company.

All members of our Audit Committee are independent directors as required by Rule 10A-3 of the Exchange Act. We rely on the general exemption under Rule 10A-3(c)(3) regarding the composition of our Audit Committee. We believe that our reliance on this exemption does not materially and adversely affect the ability of our Audit Committee to act independently.

Further, we believe that the intent of the provision which requires each member of an audit committee to be an independent director is to ensure that the audit committee is independent from influence by management and provides a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The OJK Audit Committee Regulation requires each member of an audit committee to be either an independent commissioner or external independent member. Such external independent members are, by principle, independent not only of management but also of the Board of Commissioners, the Board of Directors and our Company as a whole. We therefore believe that the standard established by the OJK Audit Committee Regulation is equally effective in ensuring the ability of an audit committee to act independently.

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

A.                         OVERVIEW OF INDONESIAN LAW

Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies are embodied in the following regulations: the Indonesian Company Law; the Indonesian Capital Market Law (as amended by Law No. 4 of 2023 on Development and Strengthening of the Financial Sector); the Indonesian Law on SOEs; MSOE Regulation No. PER-02/MBU/03/2023 on Corporate Governance Guidelines and Significant Corporate Activities of State-Owned Enterprises; OJK regulations; and IDX rules. In addition to the above, the articles of association of public companies incorporate provisions directing the implementation of good corporate governance practices.

Similar to the laws of the United States, Indonesian laws require public companies to observe and comply with corporate governance standards that are more stringent than those applied to privately-owned companies. In Indonesia, the term "public company" does not necessarily refer to a company whose shares are listed on a securities exchange. Under the Indonesian Capital Markets Law, a non-listed company may be deemed a public company and subjected to the laws and regulations governing public companies, if such company meets or exceeds the capital and number of shareholder requirements applicable to a public company.

On November 30, 2004, the National Committee on Governance Policy (Komite Nasional Kebijakan Governansi or "KNKG") was established pursuant to the Decree of the Coordinating Minister of Economic Affairs No. KEP.49/M.EKONOM/1/2004 ("KEP No. 49"), which was formed to revitalize the former National Committee on Good Corporate Governance established in 1999. The KNKG aims to enhance the comprehension and implementation of good governance policies in Indonesia and advises the Government on governance issues, both in public and corporate sectors. KEP No. 49 was last amended and revoked by the Decree of the Coordinating Minister for Economic Affairs No. 117 of 2016. Pursuant to Decree No. 44 of 2021 of the KNKG, the KNKG will have, among other things, a new organizational structure, and new duties (such as monitoring and evaluating the implementation of good governance policies relating to the new licensing policy introduced by the Job Creation Law 2023).

The KNKG formulated the General Code for Indonesian Corporate Governance 2019 (the Pedoman Umum Governansi Korporat Indonesia or "PUGKI") which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent commissioners and nomination and remuneration committees by the board of commissioners, as well as increasing the scope of disclosure obligations for Indonesian companies. Although the KNKG recommended that the GCG Code be adopted by the Government as a basis for legal reform, as of the date of this annual report on Form 20-F, the Government has not enacted regulations that fully implement the provisions of the GCG Code.

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

The Indonesian Company Law requires the board of commissioners of a public company to have at least two members. Although the Indonesian Company Law is silent as to the composition of the board of commissioners, OJK Rule No. 33/2014 states that at least 30% of the members of the board of commissioners of a public company (such as our Company) must be independent.

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

C.                         COMMITTEES

See "Item 16D. Exemptions from the Listing Standards for Audit Committees."

D.                         DISCLOSURE REGARDING CORPORATE GOVERNANCE

The NYSE listing standards require United States companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a United States company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE's corporate governance listing standards. The certification must be disclosed in our annual report to shareholders. Indonesian law does not have disclosure requirements similar to NYSE listing standards. However, the Indonesian Capital Markets Law generally requires Indonesian public companies to disclose certain types of information to shareholders, and to the OJK and the IDX, e.g., information relating to changes in the public company's shareholdings and material information or facts that may affect the decision of shareholders to maintain their share ownership in the public company or investment decision of potential third-party investors.

E.                         CODE OF BUSINESS CONDUCT AND ETHICS

The NYSE listing standards require each United States listed company to adopt, and post on its website, a code of business conduct and ethics for its directors, officers, and employees. There is no similar requirement under Indonesian law. However, companies that are required to file or furnish reports to the SEC must disclose in their annual reports whether they have adopted a code of ethics for their senior financial officers. Although the requirements as to the contents of the code of ethics under SEC rules are not identical to those set forth in the NYSE listing standards, there are significant similarities in which under SEC rules, the code of ethics must be designed to promote: (a) honest and ethical conduct, including the handling of conflicts of interest between personal and professional relationships, (b) full, fair, accurate and timely disclosure in reports and documents filed with or submitted to the SEC, (c) compliance with applicable laws and regulations, (d) prompt internal reporting of violations of the code, and (e) accountability for adherence to the code. Furthermore, shareholders must be given access to physical or electronic copies of the code.

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending December 31, 2024.

ITEM 16K. CYBERSECURITY

We endeavour to create a cybersecurity framework through continuous monitoring, regular assessments, a skilled workforce, and a dedicated governance structure for data protection and cybersecurity operations.

Regular Monitoring and Audits

Our Cybersecurity Operation Center operates 24/7 to address cybersecurity threats and protect sensitive data. It is responsible for monitoring security threats and incidents, detecting, analyzing and responding to security incident threats, conducting further investigations and forensics on security threats, carrying out security testing and vulnerability management, and managing security threat intelligence. Our Cybersecurity Operation Center is overseen by our Operational Vice President (“OVP”) of Cybersecurity, who reports directly to our Director of Network & IT Solutions.

Our OVP of Cybersecurity is responsible for managing the end-to-end cyber security management function of our Group, including the development and implementation of cybersecurity strategies, operations, and partnerships, and improving cybersecurity engineering and/or development capabilities. Our OVP of Cybersecurity reports to and interacts with various departments such as Corporate Strategic Planning, Security team subsidiaries, Indonesia Security Incident Response Team, Governance & Risk Management, Internal Audit, and other units under the Directorate of Network & IT Solutions.

As part of our IT risk management practices, our Telkom Integrated Management Representative Task Force, together with the management of each unit throughout our Group, ensures that risk assessment is carried out, establishes and executes our Risk Treatment Plan, implements controls, monitors and reviews the effectiveness of our information security system operations, and documents the results. We conduct risk assessments at least once a year, according to rules set out in our Risk Assessment Policy Standards. We also conduct internal and external audits periodically or at least once a year. Discrepancies between implementation and policy identified in the operational process and audit results are followed up with evaluations and necessary corrective steps, which are fully documented.

At the Board of Directors level, the responsibility for cybersecurity falls to the Director of Network and IT Solutions. For oversight purposes, our risk management team provides a quarterly report on our risk profile to the Planning and Risk Evaluation and Monitoring Committee, which is part of our Board of Commissioners.

Incident Management

We have established a Computer Security Incident Response Team ("CSIRT") to manage and respond to cybersecurity incidents.

·	Composition: The CSIRT consists of designated personnel with specific roles and responsibilities related to cybersecurity incident management, such as the Coordinator and the Secretary, and multiple specific fields within it, such as Legal, Communications & Public Relations, IT & Infrastructure, among others. These designees each have designated tasks such as coordinating incident response activities, monitoring cybersecurity incident activities, supporting data management and reporting, undergoing post-incident evaluations, and ensuring all actions adhere to specific procedural and security response guidelines;
·	Procedure and coordination: The CSIRT coordinates with various departments and stakeholders within our Group to ensure a comprehensive and timely response to cybersecurity incidents, such as by allowing coordinators and other key personnel to appoint appropriate deputies for daily operations or during incident handling. This enables inter-unit and even inter-subsidiary coordination for rapid incident response; and
·	Reporting: The CSIRT is responsible for reporting cybersecurity incidents to the relevant authorities, our management, and affected parties, as per our incident response plan, to ensure compliance with applicable regulatory requirements.

Policies and Procedures

We implement several policies and procedures designed to protect confidential information and personal data, as part of a comprehensive approach to maintaining confidentiality and preventing unauthorized access or disclosure. These policies and procedures include:

·	Encryption technology: Such policies specify the design and implementation of adequate encryption technology to secure the transmission of information according to our needs, thus ensuring that sensitive data remains confidential during communication processes. With respect to encryption, we have implemented policies regarding the management of cryptography and security of physical environments that span both digital and physical domains of information security.
·	Access control management: We have established Access Control Management standards governing physical access management, remote access management, user access management, and controls over system and application access. These standards include obligations not to share user access information (including passwords) with others and to report unauthorized use of access credentials. We adopt a structured approach to restrict and monitor who has access to specific pieces of information, thereby limiting the risk of unauthorized disclosure. Furthermore, we conduct regular review and revision of our Access Control Management standards. These reviews ensure that our access control mechanisms remain effective and in line with evolving security landscapes.
·	Confidentiality agreements: Generally, we require written permission from the relevant business unit before copying or distributing sensitive data. Additionally, our confidentiality measures extend to controlling how information is shared, both internally and externally, and ensuring that sensitive data is only used for legitimate business purposes.
·	Monitoring and reporting: Our information security policies include provisions for regular reviews of information security incidents and the effectiveness of information transmission security measures. We also require immediate reporting in cases where sensitive data is damaged, lost, or stolen, so that we can quickly identify and mitigate any breaches in confidentiality.
·	Segregation of duties: Our emphasis on ensuring segregation of duties to prevent misuse of information is also a critical measure for safeguarding the confidentiality and integrity of sensitive data. By requiring multiple checks or approvals for critical actions, we aim to reduce the risk of unauthorized disclosures or breaches.

Furthermore, we implement and regularly update our cybersecurity policies and regulations to align with evolving needs and industry standards. These updates incorporate changes and improvements in information security management to ensure that our practices remain effective and relevant. In order to keep our information security standards current and effective, we endeavour to adhere to international standards such as ISO/IEC 27001:2013 and ISO/IEC 27002:2013, which are globally recognized frameworks for information security. We attained these certifications on April 12, 2022. In developing and updating our policies and regulations, we also consider the European Commission Information System Security Policy C (2006) 3602, Standard on Access Control and Authentication, which provides guidance on maintaining a framework for information access and identity management, both of which are critical components of effective information security management systems. In addition, with respect to coding, we consider the OWASP Secure Coding Practices Checklist, which provides guidance on best practices in coding to enhance software security. This checklist specifically helps developers avoid common coding pitfalls that could lead to security vulnerabilities.

Overall, our policies and procedures collectively form a framework aimed at preserving the confidentiality of sensitive information and preventing unauthorized disclosure through technical, administrative, and procedural safeguards.

Employee and Third Parties

We endeavor to establish clear guidelines for employee behavior and raise cybersecurity awareness among our workforce in the following ways. In addition to our own employees, we also extend our information security regulations to external parties and work partner employees. This means that individuals or organizations who collaborate with or provide services to us are required to adhere to our information security policies and standards.

To effectively address potential cybersecurity threats stemming from our engagement with third-party service providers, we carefully identify and assess cybersecurity risks inherent to such engagement on a case-by-case basis. Following such identification of risks and assessment , we may include specific agreements, covenants and representations in our contracts with such third-party service providers to require compliance with cybersecurity standards we deem appropriate. For third-party service providers who assist with the making of applications or software we use or make available to our customers, we also conduct vulnerability and penetration tests to ensure compliance wih our cybersecurity standards.

Employee Behavioral Guidelines

We have established clear and detailed guidelines designed to safeguard confidential information and minimize the risk of information leakage or misuse by our employees. These guidelines encompass various aspects of data handling, confidentiality, and the acceptable use of company resources. Specifically, our guidelines cover the following:

·	Employee obligations and prohibitions: Employees are required to know, understand, and comply with our information security policies, sign an Integrity Pact annually, and responsibly manage and protect information from misuse by unauthorized parties. Our guidelines explicitly prohibit several actions to protect confidential information, including sharing passwords, accessing information unlawfully, misusing company information, storing important company documents without proper security measures, and leaving devices unsecured. Our employees are also responsible for ensuring their actions align with applicable standards.
·	Social media and external communication: Our guidelines prescribe restrictions on posting or forwarding information classified as Highly Confidential or Confidential on social media, except for specific company programs. Our guidelines also prohibit the posting or forwarding of hoax news, provocative materials, or content related to sensitive social issues, and the unauthorized sharing of company information with unauthorized parties.
·	Use of cloud storage and external software: Storing classified information in cloud storage or websites not managed by us is forbidden, as is the installation of software on information technology work equipment outside of established procedures or that infringes on intellectual property laws.
·	Handling and transmission of sensitive data: Our guidelines mandate that transactions of data and information classified as Confidential or Highly Confidential must be conducted through systems managed by us to prevent unauthorized access and ensure data integrity.

These guidelines aim to ensure that our employees act responsibly with regard to the handling and distribution of confidential and sensitive information. The measures are designed to cultivate a security-conscious environment, thereby reducing the likelihood of inadvertent leaks or malicious misuse of company data and resources.

Increasing Cybersecurity Awareness

We conduct programs aimed at improving the cybersecurity awareness of our employees. This includes continuous socialization of our Information Security Governance policies and competency enhancement related to cybersecurity awareness. We also test the level of cybersecurity awareness of our employees periodically or as needed.

We also have a procedure in place for enforcing discipline regarding any violations of our information security regulations, which includes coordination among relevant units, such as the Human Capital Management Unit and Cyber Security Management Unit.

As of the date hereof, we have 28 employees with various globally recognized information security certifications, such as the following:

●	IT Infrastructure Library ("ITIL"): ITIL is a set of detailed practices for IT service management that focuses on aligning IT services with the needs of business. It provides a practical framework for identifying, planning, delivering, and supporting IT services to the business;
●	Certified Information Security Manager ("CISM"): Offered by the Information Systems Audit and Control Association ("ISACA"), CISM provides executives with the knowledge to manage and oversee an enterprise’s information security program;
●	Certified Information Systems Auditor ("CISA"): Another certification from ISACA, CISA validates an IT security professional's auditing, control, and assurance of information systems;
●	Control Objectives for Information and Related Technologies 2019 ("COBIT"): COBIT is a comprehensive framework that helps organizations achieve their goals for the governance and management of enterprise IT. It helps firms create optimal value from IT by maintaining a balance between realizing benefits and optimizing risk levels and resource use;
●	Certified Information Systems Security Professional ("CISSP"): Offered by the International Information System Security Certification Consortium, CISSP validates an IT security professional's technical skills and experience in designing, engineering, and managing the overall security posture of an organization;
●	Certified Ethical Hacker ("CEH"): Provided by EC-Council, CEH certifies individuals in the specific network security discipline of Ethical Hacking from a vendor-neutral perspective;
●	CompTIA Cybersecurity Analyst (CySA+): This certification from CompTIA allows IT security analysts to apply behavioral analytics to networks and devices to prevent, detect, and combat cybersecurity threats through continuous security monitoring;
●	Cisco Certified Network Associate ("CCNA"): Cisco's CCNA certification is an associate-level certification that covers a broad range of fundamentals for IT careers, based on the latest networking technologies, software development skills, and job roles. It is designed for network administrators and engineers; and
●	Offensive Security Certified Professional ("OSCP"): OSCP is a technical certification focused on practical penetration testing skills and methodologies. Provided by Offensive Security, it prepares professionals to conduct ethical hacking in a variety of scenarios and environments.

Our cybersecurity training programs aim to achieve the following:

·	Raising awareness: The trainings inform employees about potential cyber threats, suspicious activities (such as phishing attempts via suspicious links), and risky behaviors (such as sharing passwords). This heightened awareness helps employees identify and avoid actions that could lead to cyber-attacks;
·	Developing skills: The certification opportunities included in the trainings equip the workforce with the necessary technical skills to effectively respond to and manage cybersecurity incidents when they occur;
·	Strengthening the human firewall: Employees are often the first line of defense against cyber intrusions. By training our employees in cybersecurity best practices, we strengthen our overall security posture and reduces the likelihood of successful attacks resulting from human error or lack of awareness; and
·	Enabling proactive risk management: We hope that the training will enable our employees to proactively identify potential vulnerabilities and threats, allowing us to address risks before they lead to full-blown security incidents. Essentially, the trainings help shift from reactive incident response to proactive risk management.

Overall, we take a comprehensive approach to cybersecurity, implementing various measures, policies, and regulations to protect sensitive information and maintain the integrity of our systems and data.

As at the date hereof, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected us, including our business strategy, results of operations, or financial condition. However, we believe that we, as with other telecommunications companies worldwide, face increasing cybersecurity threats that may, if such risks materialize, materially affect our business strategy, results of operations, or financial condition. For a description of such threats, please see "Item 3D—Risk Factors—Risks Related to Our Business—Our networks and equipment face potential physical and cybersecurity threats such as theft, vandalism and acts intended to disrupt our operations, which could materially and adversely affect our operating results"

PART III

ITEM 17.            FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18.            FINANCIAL STATEMENTS

See pages F-1 through F-119.

ITEM 19.            EXHIBITS

The following exhibits are filed as part of this Form 20-F:

1.1	Articles of Association (as amended on June 22, 2022)
2.1	Description of securities.
4.1*	Deed of Spin-off of IndiHome Business Segment by Telkom into Telkomsel dated February 9, 2023.
4.2*	Fixed Broadband Core Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023.
4.3*	IT System Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023.
4.4*	Wholesale Agreement between Telkom and Telkomsel dated April 6, 2023.
8.1	List of Significant Subsidiaries
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

97.1	Guidelines for the deferred bonus mechanism of Telkom dated June 22, 2022.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Label Linkbase Document
* Certain portions of this exhibit have been redacted pursuant to Instruction 4(a) of the Instructions as to Exhibits of Form 20-F.

SIGNATURES

Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant hereby certifies that it meets all the requirements for filing its annual report on Form 20-F and that is has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

Jakarta, April 1 , 2024

By:	/s/ Ririek Adriansyah
Ririek Adriansyah
President Director / Chief Executive Officer

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.
and its subsidiaries

Consolidated financial statements

as of December 31, 2022 and 2023

and for each of the three years in the period ended December 31, 2023 with reports of independent registered public accounting firm

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements as of December 31, 2023

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

We hereby state as follows:

1.

We are responsible for the preparation and presentation of the consolidated financial statement of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the "Company") and its subsidiaries as of December 31, 2023 and for the year ended;

2.

The Company and its subsidiaries' consolidated financial statement as of December 31, 2023 and for the year ended have been prepared and presented in accordance with International Financial Reporting Standards;

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

Jakarta, April 1, 2024

for and behalf of

PT Telkom Indonesia (Persero) Tbk

/s/ Ririek Adriansyah	/s/ Heri Supriadi
Ririek Adriansyah	Heri Supriadi
President Director	Director of Finance and Risk Management

Report of Independent Registered Public Accounting Firm

Report No. 00004/2.1032/NS.0/06/0687-2/1/IV/2024

To the Shareholders and the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended                           December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 1, 2024 expressed an unqualified opinion thereon..

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

Report No. 00004/2.1032/NS.0/06/0687-2/1/IV/2024 (continued)

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements, and (2) involved our especially challenging, subjective, or complex judgments.  The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates..

Evaluation of property and equipment estimated useful lives
Description of the matter

As of December 31, 2023, the balance of consolidated telecommunication infrastructures amounted to Rp158,516 billion which represents 55% of total consolidated assets. As discussed in Notes 2x and 12 to the accompanying consolidated financial statements, the Company reviews the estimated useful lives of its property and equipment, including telecommunication infrastructures, at least annually and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the property and equipment.

Auditing the Company's estimated useful lives of telecommunication infrastructures is complex and requires significant judgment because the determination of the estimated useful lives considers a number of factors, including strategic business plans, expected future technological developments, and market behavior.

Report of Independent Registered Public Accounting Firm (continued)

Report No. 00004/2.1032/NS.0/06/0687-2/1/IV/2024 (continued)

Evaluation of property and equipment estimated useful lives (continued)
How we addressed the matter in our audit

We obtained an understanding, and evaluated the design and tested the operating effectiveness, of internal controls over the Company’s process of estimating the useful lives of its telecommunication infrastructures. This included, among others, testing of management’s review control on checking the completeness and accuracy of the assets classification data and assessing the appropriateness of the judgments regarding the most relevant data to be considered in determining its useful lives.  We also tested management’s control on benchmarking analysis, including the selection criteria, on the estimated useful lives of telecommunication infrastructures.

To test whether the estimated useful lives of telecommunication infrastructures used by management was reasonable, our audit procedures included, among others, obtaining an understanding of management’s strategy related to assets replacements and assessed the reasonableness of such assumptions by considering external sources, such as telecommunication technology growth, changes in market demand, and current economic and regulatory trends.  We assessed whether the benchmarking analysis on the estimated useful lives of telecommunication infrastructures used by management was complete and consistent with the selection criteria through comparison with a sample portfolio of public companies within the telecommunication industry.

/s/ Purwantono, Sungkoro & Surja

We have served as the Company’s independent auditor since 2012

Jakarta, Indonesia

April 1, 2024

Report of Independent Registered Public Accounting Firm

Report No. 00005/2.1032/NS.0/06/0687-2/1/IV/2024

To the Shareholders and the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion on Internal Control over Financial Reporting

We have audited Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes, and our report dated April 1, 2024 expressed an unqualified opinion thereon..

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion..

Report of Independent Registered Public Accounting Firm (continued)

Report No. 00005/2.1032/NS.0/06/0687-1/1/IV/2024

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

April 1, 2024

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022 AND 2023

AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2023

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2022 and 2023

(Amounts in the tables are expressed in billions of Rupiah and millions of US Dollar, unless otherwise stated)

		2022	2023
	Notes	Rp	Rp	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,31,34	31,947	29,007	1,884
Other current financial assets	5,31,34	1,349	1,661	108
Trade and other receivables	6,31,34	8,895	10,948	711
Contract assets	7,31	2,457	2,704	176
Inventories	8	1,144	997	65
Prepaid income taxes	28a	332	3	0
Prepaid other taxes	28b	1,512	1,925	125
Contract costs	10	671	653	42
Other current assets	9,31	6,766	7,730	502
Total Current Assets		55,073	55,628	3,613

NON-CURRENT ASSETS
Contract assets	7,31	34	26	2
Long-term investments	11	8,653	8,162	530
Contract costs	10	1,741	1,568	102
Property and equipment	12,31,33	171,491	178,800	11,611
Right-of-use assets	13a	21,531	24,024	1,560
Intangible assets	15	8,302	8,731	567
Deferred tax assets	28h	4,369	4,220	274
Other non-current assets	14,28,31	3,623	5,433	353
Total Non-current Assets		219,744	230,964	14,999
TOTAL ASSETS		274,817	286,592	18,612

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	16,31,34	18,920	19,049	1,237
Contract liabilities	18a,31	6,295	6,848	445
Current income tax liabilities	28c	2,807	2,333	151
Other tax liabilities	28d	2,565	2,192	142
Accrued expenses	17,31,34	15,445	13,079	849
Customer deposits	31	2,382	2,566	167
Short-term bank loans and current maturities of long-term loans and other borrowings	19,31,34	17,049	19,926	1,294
Current maturities of lease liabilities	13a,34	4,772	5,458	354
Total Current Liabilities		70,235	71,451	4,639

NON-CURRENT LIABILITIES
Deferred tax liabilities	28h	1,023	841	55
Contract liabilities	18b,31	1,561	2,591	168
Long service award provisions	30	1,031	1,153	75
Pension benefits and other post-employment benefits obligations	29	10,272	11,414	741
Long-term loans and other borrowings	20,31,34	27,331	27,773	1,804
Lease liabilities	13a,34	13,701	14,844	964
Other liabilities		588	290	19
Total Non-current Liabilities		55,507	58,906	3,826
TOTAL LIABILITIES		125,742	130,357	8,465

EQUITY
Capital stock	22	4,953	4,953	322
Additional paid-in capital		1,977	1,977	128
Retained earnings		121,730	128,146	8,322
Other reserves		564	500	33
Net equity attributable to owners of the parent company		129,224	135,576	8,805
Non-controlling interests	21	19,851	20,659	1,342
TOTAL EQUITY		149,075	156,235	10,147
TOTAL LIABILITIES AND EQUITY		274,817	286,592	18,612

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For each of the Three Years in the Period Ended December 31, 2023

(Amounts in the tables are expressed in billions of Rupiah and millions of US Dollar, unless otherwise stated)

		2021	2022	2023
	Notes	Rp	Rp	Rp	US$ (Note 3)
REVENUES	24,31	143,210	147,306	149,216	9,690

COST AND EXPENSES
Operation, maintenance, and telecommunication service expenses	26,31	(38,133)	(38,184)	(39,718)	(2,579)
Depreciation and amortization expenses	12,13,15	(31,714)	(33,129)	(32,569)	(2,115)
Personnel expenses	25, 31	(15,524)	(14,907)	(15,927)	(1,034)
Interconnection expenses	31	(5,181)	(5,440)	(6,363)	(413)
General and administrative expenses	27,31	(5,016)	(5,854)	(6,099)	(396)
Marketing expenses		(3,633)	(3,929)	(3,530)	(229)
Unrealized gain (loss) on changes in fair value of investments	11	3,432	(6,438)	(748)	(49)
Gain (loss) on foreign exchange - net		50	256	(36)	(2)
Other income - net		162	35	259	15

OPERATING PROFIT		47,653	39,716	44,485	2,888
Finance income	31	558	878	1,061	69
Finance cost	31	(4,394)	(4,077)	(4,692)	(305)
Share of profit (loss) of long-term investment in associates	11	(78)	(87)	1	0

PROFIT BEFORE INCOME TAX		43,739	36,430	40,855	2,652

INCOME TAX (EXPENSE) BENEFIT	28e
Current		(9,556)	(9,259)	(8,796)	(571)
Deferred		(84)	549	9	1
		(9,640)	(8,710)	(8,787)	(570)

PROFIT FOR THE YEAR		34,099	27,720	32,068	2,082
OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation		28	299	(66)	(4)
Changes in fair value of investments	11	(2)	3	2	0
Share of other comprehensive income of long-term investment in associates	11	(1)	1	(1)	0
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Defined benefit actuarial gain (loss) - net	29	1,955	1,464	(1,389)	(90)
Other comprehensive income (loss) - net		1,980	1,767	(1,454)	(94)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		36,079	29,487	30,614	1,988

Profit for the year attributable to:
Owners of the parent company	23	24,877	20,736	24,427	1,586
Non-controlling interests	21	9,222	6,984	7,641	496
		34,099	27,720	32,068	2,082
Total comprehensive income for the year attributable to:
Owners of the parent company		26,884	22,449	22,949	1,490
Non-controlling interests		9,195	7,038	7,665	498
		36,079	29,487	30,614	1,988
BASIC EARNINGS PER SHARE (in full amount)	23
Profit per share		251.13	209.32	246.58	0.02
Profit per ADS (100 Series B shares per ADS)		25,112.50	20,932.30	24,658.24	1.60

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For Each of the Three Years in the Period Ended December 31, 2023

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2020		4,953	1,977	95,208	236	102,374	18,140	120,514
Net comprehensive income for the year
Profit for the year	21,23	—	—	24,877	—	24,877	9,222	34,099
Other comprehensive income (loss)		—	—	1,980	27	2,007	(27)	1,980
Net comprehensive income for the year		—	—	26,857	27	26,884	9,195	36,079
Transaction with owners recorded directly in equity
Cash dividend	22	—	—	(16,643)	—	(16,643)	(13,242)	(29,885)
Changes in non-controlling interests		—	—	(72)	—	(72)	73	1
Changes in non-controlling interests from initial public offering of subsidiary		—	—	9,088	—	9,088	9,375	18,463
Net transactions with owners		—	—	(7,627)	—	(7,627)	(3,794)	(11,421)
Balance, December 31, 2021		4,953	1,977	114,438	263	121,631	23,541	145,172

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For Each of the Three Years in the Period Ended December 31, 2023

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2021		4,953	1,977	114,438	263	121,631	23,541	145,172
Net comprehensive income for the year
Profit for the year	21,23	—	—	20,736	—	20,736	6,984	27,720
Other comprehensive income		—	—	1,412	301	1,713	54	1,767
Net comprehensive income for the year		—	—	22,148	301	22,449	7,038	29,487
Transaction with owners recorded directly in equity
Cash dividend	22	—	—	(14,856)	—	(14,856)	(10,103)	(24,959)
Repurchase of non-controlling interest shares		—	—	—	—	—	(681)	(681)
Changes in non-controlling interests		—	—	—	—	—	11	11
Investment from non-controlling interests for newly established indirect subsidiary		—	—	—	—	—	45	45
Net transactions with owners		—	—	(14,856)	—	(14,856)	(10,728)	(25,584)
Balance, December 31, 2022		4,953	1,977	121,730	564	129,224	19,851	149,075

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For Each of the Three Years in the Period Ended December 31, 2023

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2022		4,953	1,977	121,730	564	129,224	19,851	149,075
Net comprehensive income for the year
Profit for the year	21,23	—	—	24,427	—	24,427	7,641	32,068
Other comprehensive income (loss)		—	—	(1,414)	(64)	(1,478)	24	(1,454)
Net comprehensive income (loss) for the year		—	—	23,013	(64)	22,949	7,665	30,614
Transaction with owners recorded directly in equity
Differences in non-controlling interest ownership acquisition transactions of subsidiary		—	—	6	—	6	—	6
Cash dividend	22	—	—	(16,603)	—	(16,603)	(9,803)	(26,406)
Repurchase of non-controlling interest shares		—	—	—	—	—	(31)	(31)
Changes in non-controlling interests		—	—	—	—	—	22	22
Additional capital contributions from non-controlling interests of subsidiaries	1e,21	—	—	—	—	—	2,955	2,955
Net transactions with owners		—	—	(16,597)	—	(16,597)	(6,857)	(23,454)
Balance, December 31, 2023		4,953	1,977	128,146	500	135,576	20,659	156,235

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Each of the Three Years in the Period Ended December 31, 2023

(Amounts in the tables are expressed in billions of Rupiah and millions of US Dollar,

unless otherwise stated)

	Notes	2021	2022	2023
		Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		143,902	146,268	148,458	9,641
Cash receipts from interests		564	865	1,049	68
Cash receipts from tax refund		3,768	2,411	681	44
Cash payments for expenses		(44,811)	(45,559)	(53,410)	(3,468)
Cash payments to employees		(13,262)	(14,052)	(16,116)	(1,047)
Cash payments for corporate and final income taxes		(9,679)	(8,465)	(10,746)	(698)
Cash payments for finance costs		(4,426)	(4,064)	(4,748)	(308)
Cash payments for short-term and low-value lease assets	13a	(5,308)	(3,873)	(3,770)	(245)
Cash payments for value added taxes - net		(2,084)	(515)	(1,410)	(92)
Cash receipts from (payments for) others - net		(311)	338	593	39

Net cash provided by operating activities		68,353	73,354	60,581	3,934

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from insurance claims	12	133	299	199	13
Proceeds from sale of property and equipment	12	756	526	100	6
Dividend received from associated company		—	17	14	1
Purchase of property and equipment	12,36	(29,923)	(35,010)	(33,603)	(2,182)
Purchase of intangible assets	15,36	(2,845)	(3,259)	(2,817)	(183)
Addition of long-term investment in financial instrument		(6,400)	(1,401)	(340)	(22)
Proceeds from (placement in) other current financial assets - net		807	(854)	(315)	(20)
(Increase) decrease of other assets		(442)	560	(149)	(10)

Net cash used in investing activities		(37,914)	(39,122)	(36,911)	(2,397)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	19,20	46,612	35,958	38,834	2,522
Proceeds from initial public offering of subsidiary		18,463	—	—	—
Proceeds from issuance of new shares of subsidiaries		—	45	2,961	192
Repayments of loans and other borrowings	19,20	(43,740)	(44,304)	(35,323)	(2,294)
Cash dividend paid to the Company's stockholders	22	(16,643)	(14,856)	(16,603)	(1,078)
Cash dividend paid to non-controlling interests of subsidiaries		(13,242)	(10,103)	(9,803)	(637)
Repayments of principal portion of lease liabilities	36	(4,225)	(7,024)	(6,600)	(429)
Placement in shares buyback of subsidiary	1e	—	(681)	(31)	(1)

Net cash used in financing activities		(12,775)	(40,965)	(26,565)	(1,725)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		17,664	(6,733)	(2,895)	(188)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		59	370	(44)	(3)
ALLOWANCE FOR EXPECTED CREDIT LOSSES		(1)	(1)	(1)	(0)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	4	20,589	38,311	31,947	2,075
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	4	38,311	31,947	29,007	1,884

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2023

For Each of the Three Years in Period Ended December 31, 2023

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

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

The Company was established based on Notarial Deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association had been amended several times, with the latest amendments made is in relation with adjustments of the Company’s business activities in the Articles of Association with the Standard Classification of Indonesian Business Fields in 2020.

Amendments to the Company’s Articles of Association as stated in the Notary Deed of Ashoya Ratam, S.H., M.Kn. No. 37 dated June 22, 2022 has been received and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoLHR”) based on letter No. AHU-0044650.AH.01.02. Year of 2022 dated June 29, 2022 concerning the Acceptance of Notification Approval of Amendment to the Articles of Association of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk.

In accordance with Article 3 of the Company’s Articles of Association, the scope of the Company’s activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company by applying the Limited Liability Company principle. To achieve these objectives, the Company is involved in the following activities:

i.   Main business:

(a)  Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with the prevailing laws and regulations.

(b)  Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with the prevailing laws and regulations.

(c)  Investing, including in the form of equity contribution in other companies, in line with and to achieve the purposes and objectives of the Company.

ii.   Supporting business:

(a)	Providing payment transactions and money transfer services through telecommunications and information networks.
(b)	Performing other activities and undertakings in connection with the optimization of the Company’s resources, which includes the utilization of the Company’s property and equipment and movable assets, information systems, education and training, and repair and maintenance facilities.
(c)	Collaborating with other parties in order to optimize the information and communication or technology resources owned by other service provider in information, communication and technology industry to achieve the purposes and objectives of the Company.

The Company is domiciled and headquartered in Bandung, West Java, located at Jalan Japati No.1, Bandung.

The Company was granted several networks and/or services provision licenses by the Government which are valid for an unlimited period of time, given that the Company complies with the prevailing laws and regulations and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), replacing the previously known as Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise of several informations, such as network development progress, service quality standard achievement, number of customers, license payment, and universal service contribution. Meanwhile, for internet telephone services for public purpose, internet interconnection service, and internet access service, additional information is required, such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of service	Grant date/latest renewal date
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate internet service provider	2176/KEP/M.KOMINFO/ 12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/M.KOMINFO/ 16/2017	Content service provider	May 16, 2017
License for the implementation of internet interconnection services	1004/KEP/M.KOMINFO/ 2018	Internet interconnection services	December 26, 2018
License to operate data communication system services	046/KEP/M.KOMINFO/ 02/2020	Data communication system services	August 3, 2020
License of IPTV service provider	022/KEP/M.KOMINFO/02/2021	Multimedia IPTV service provider	February 25, 2021
License of electronic money issuer and money transfer	Bank Indonesia License 23/587/DKSP/Srt/B	Electronic money and money transfer service	July 1, 2021
License to operate fixed network long distance direct line	073/KEP/M.KOMINFO/02/2021	Fixed network long distance direct line	August 23, 2021
License to operate fixed international network	082/KEP/M.KOMINFO/ 02/2021	Fixed international network	October 8, 2021
License to operate fixed closed network	094/KEP/M.KOMINFO/ 02/2021	Fixed closed network	December 9, 2021
License to operate circuit switched-based local fixed line network	095/KEP/M.KOMINFO/ 02/2021	Circuit switched-based and packet switched-based local fixed line network	December 9, 2021

b.   The company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, and Internal Audit

i.     Boards of Commissioners and Directors

Based on the resolutions made at Annual General Meeting (“AGM“) of Stockholders of the Company as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 35 dated June 23, 2023 and No. 34, dated June 18, 2021, the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2022 and 2023, respectively, were as follows:

	2022	2023
President Commissioner/ Independent Commissioner	Bambang Permadi Soemantri Brojonegoro	Bambang Permadi Soemantri Brojonegoro
Independent Commissioner	Wawan Iriawan	Wawan Iriawan
Independent Commissioner	Bono Daru Adji	Bono Daru Adji
Independent Commissioner	Abdi Negara Nurdin	Abdi Negara Nurdin*
Commissioner	Arya Mahendra Sinulingga	Arya Mahendra Sinulingga
Commissioner	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Commissioner	Ismail	Ismail
Commissioner	Rizal Mallarangeng	Rizal Mallarangeng
Commissioner	Isa Rachmatarwata	Isa Rachmatarwata
Commissioner	-	Silmy Karim
President Director	Ririek Adriansyah	Ririek Adriansyah
Director of Enterprise & Business Service	F.M. Venusiana R.	F.M. Venusiana R.
Director of Digital Business	Muhamad Fajrin Rasyid	Muhamad Fajrin Rasyid
Director of Human Capital Management	Afriwandi	Afriwandi
Director of Finance & Risk Management	Heri Supriadi	Heri Supriadi
Director of Network & IT Solution	Herlan Wijanarko	Herlan Wijanarko
Director of Strategic Portfolio	Budi Setyawan Wijaya	Budi Setyawan Wijaya
Director of Wholesale & International Services	Bogi Witjaksono	Bogi Witjaksono
Director of Group Business Development	-	Honesti Basyir
Director of Consumer Service	F.M. Venusiana R.	-
*

Based on Notification Letter of VP Investor Relations No. Tel.03/LP 000/DCI-M0200000/2024 addressed to Indonesian Financial Services Authority regarding the Resignation of the Company’s Independent Commissioners, starting from January 19, 2024, Mr. Abdi Negara Nurdin no longer serve as the Company's Independent Commissioner.

ii.    Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of December 31, 2022 and 2023, respectively, were as follows:

	2022	2023
Chairman	Bono Daru Adji	Bono Daru Adji
Member	Bambang Permadi Soemantri Brojonegoro	Bambang Permadi Soemantri Brojonegoro
Member	Wawan Iriawan	Wawan Iriawan
Member	Abdi Negara Nurdin	Abdi Negara Nurdin*
Member	Emmanuel Bambang Suyitno	Emmanuel Bambang Suyitno
Member	Edy Sihotang	Edy Sihotang
Corporate Secretary	R. Achmad Faisal	Anetta Hasan**
Internal Audit	Daru Mulyawan	Daru Mulyawan

*

Based on the Company’s Board of Commissioner's Letter No. 04/KEP/DK/2024 dated February 6, 2024 regarding the Composition of the Company's Audit Committee Members, Mr. Abdi Negara Nurdin no longer serve as member of the Company's Audit Committee.

**

Based on Notification Letter of VP Investor Relations No. Tel.11/LP 000/DCI-M0000000/2024 addressed to Indonesian Financial Services Authority about Information regarding The Appointment of the Company’s Corporate Secretary, starting from March 18, 2024, Ms. Anetta Hasan no longer serve as the Company’s Corporate Secretary and Mr.R. Achmad Faisal was appointed as Interim Corporate Secretary.

c.    Public offering of securities of the Company

The Company's shares are listed and traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”) since November 14, 1995.

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015 with nominal of Rp2,200 billion for Series A with a seven-year period, Rp2,100 billion for Series B with a ten-year period, Rp1,200 billion for Series C with a fifteen-year period, and Rp1,500 billion for Series D with a thirty-year period, all of which are listed on the IDX (Note 20b).

d.   Subsidiaries

As of December 31, 2022 and 2023, the Company has consolidated the following directly and indirectly owned subsidiaries (Notes 2b and 2d):

i.  Direct subsidiaries:

		Start year of
		operation	Percentage of ownership*		Total assets before elimination
Subsidiary	Nature of business	commencement	2022	2023	2022	2023
PT Telekomunikasi Selular (“Telkomsel”)**	Mobile telecommunication, fixed broadband, network service, and IPTV	1995	65	70	100,085	112,326
PT Dayamitra Telekomunikasi Tbk. ("Mitratel")	Leasing of towers and digital support services for mobile infrastructure	1995	72	72	56,050	56,996
PT Multimedia Nusantara ("Metra")	Network telecommunication services and multimedia	1998	100	100	18,740	18,425
PT Telekomunikasi Indonesia International (“Telin”)	International telecommunication and information services	1995	100	100	13,949	15,175
PT Telkom Satelit Indonesia (“Telkomsat”)	Telecommunication - provides satellite communication system and its related services	1996	100	100	6,463	7,927
PT Sigma Cipta Caraka (“Sigma”)	Hardware and software computer consultation service	1988	100	100	8,491	7,603
PT Graha Sarana Duta ("GSD")	Developer, trade, service and transportation	1982	100	100	5,845	5,592
PT Telkom Akses ("Telkom Akses")	Construction, service and trade in the field of telecommunication	2013	100	100	5,308	4,777
PT Telkom Data Ekosistem ("TDE")	Data center	1996	100	100	3,189	4,037
PT Metra-Net (“Metra-Net”)	Multimedia portal service	2009	100	100	1,731	1,654
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infra”)	Developer service and trading in the field of telecommunication	2014	100	100	1,360	1,261
PT PINS Indonesia (“PINS”)	Trade in telecommunication devices	1995	100	100	797	775
PT Napsindo Primatel Internasional (“Napsindo”)	Telecommunication - provides Network Access Point (“NAP”), Voice Over Data (“VOD”) and other related services	1999; ceased operations on January 13, 2006	60	60	5	5
PT Telkom Infrastruktur Indonesia (“Infraco”)	Network telecommunication and information services	not yet operating***	—	100	—	0

*  Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

** Refer to Note 1e for details of the Company’s ownership changes in Telkomsel.

***Commencement of commercial operation starts in 2024.

All direct subsidiaries are domiciled in Indonesia.

ii.   Indirect subsidiaries:

		Start year of
		operation	Percentage of ownership*		Total assets before elimination
Subsidiary	Nature of business	commencement	2022	2023	2022	2023
PT Metra Digital Investama (“MDI”)	Trading, information and multimedia technology, entertainment and investment services	2013	100	100	9,019	8,556
Telekomunikasi Indonesia International Ltd. ("Telin Hong Kong"), domiciled in Hong Kong	Investment holding and telecommunication services	2010	100	100	2,981	3,842
Telekomunikasi Indonesia International Pte. Ltd. ("Telin Singapore"), domiciled in Singapore	Telecommunication and related services	2008	100	100	3,678	3,499
PT Infomedia Nusantara (“Infomedia”)	Information provider services, contact center and content directory	1984	100	100	2,267	2,238
PT Telkom Landmark Tower (“TLT”)	Property development and management services	2012	55	55	2,100	1,986
PT Finnet Indonesia (“Finnet”)	Information technology services	2006	60	60	1,248	1,761
PT Persada Sokka Tama ("PST")	Leasing of towers and other telecommunication services	2008	100	100	1,401	1,622
PT Nuon Digital Indonesia (“Nuon”)	Digital content exchange hub services	2010	100	100	1,199	1,194
Telekomunikasi Indonesia International (TL) S.A. ("Telkomcel"), domiciled in Timor Leste	Telecommunication networks, mobile, internet, and data services	2012	100	100	836	1,082
PT Telkomsel Mitra Inovasi ("TMI")	Business management consulting and investment services	2019	100	100	945	1,030
PT Metra Digital Media (“MD Media”)	Telecommunication information and other Information services	2013	100	100	986	993
PT Telkomsel Ekosistem Digital ("TED")	Business management consulting services and investment and/or investment in other companies	2021	100	100	807	777
PT Administrasi Medika (“Admedika”)	Health insurance administration services	2003	100	100	632	757
PT Teknologi Data Infrastruktur (“TDI”)	Telecommunication service and data center	2013	100	60	7	605
TS Global Network Sdn. Bhd. ("TSGN"), domiciled in Malaysia	Satellite services	1996	70	70	566	420
PT Swadharma Sarana Informatika ("SSI")	Cash replenishment services and ATM maintenance	2001	51	51	457	391
PT Digital Aplikasi Solusi (“Digiserve”)	Communication system services	2014	100	100	384	341
PT Graha Telkomsigma ("GTS")	Management and consultation services	1999	100	100	191	333
PT Graha Yasa Selaras (“GYS”)	Tourism and hospitality services	2012	51	51	285	290
PT Nusantara Sukses Investasi ("NSI")	Service and trading	2014	100	100	289	278
PT Nutech Integrasi ("Nutech")	System integrator service	2001	60	60	273	226
Telekomunikasi Indonesia International (USA) Inc. (“Telin USA”), domiciled in USA	Telecommunication and information services	2014	100	100	294	212
PT Collega Inti Pratama ("CIP")	Trading and services	2001	70	70	173	191
PT Media Nusantara Data Global ("MNDG")	Consultation services of hardware, software, data center, and internet exchange	2012	55	55	116	136
Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd. (”Telin Malaysia”), domiciled in Malaysia	Telecommunication and information services	2013	70	70	125	125
Telekomunikasi Indonesia International (Australia) Pty. Ltd. (“Telin Australia”), domiciled in Australia	Telecommunication and information services	2013	100	100	33	67
PT Metra TV (“Metra TV”)	Subscription broadcasting services	2013	100	100	34	50
PT Pojok Celebes Mandiri ("PCM")	Travel agent services	2008	100	100	33	44
PT Bosnet Distribution Indonesia (“BDI”)	Trade and consultation services	2012	60	60	36	40
PT Metraplasa (“Metraplasa”)	Network and e-commerce services	2014; ceased operations on October, 2020	60	60	30	30
NeutraDC Singapore Pte.Ltd (“NeutraDC Singapore”) domiciled in Singapore	Data center	not yet operating***	—	100	—	—

*  Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

***  Commencement of commercial operation starts in 2024.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

e.   Other important informations

i.    Telkomsel

On June 27, 2023, the Company signed the Spin-off Decree of IndiHome Business to Telkomsel No. 140 that has been approved by AGM of Stockholders based on Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 35 dated June 23, 2023. The value of IndiHome business segment transferred is Rp58,250 billion. In parallel, Singapore Telecom Mobile Pte. Ltd. ("Singtel"), Telkomsel's minority shareholder, also decided to participate in the capital injection in the form of cash to Telkomsel of Rp2,713 billion. As the result of this, starting from July 1, 2023, the Company's effective ownership in Telkomsel increased from 65% to 69.9% and Singtel's ownership is diluted from 35% to 30.1%.

ii.    Mitratel

Share buyback

On June 2, 2022, Mitratel announced to buyback its shares with a maximum amount of Rp1,000 billion. The buyback period of Mitratel's shares is for three months starting from June 2, 2022 to September 2, 2022. Mitratel has exercised buyback of 885,200,000 of its shares or equivalent to Rp681 billion. On March 6, 2023, Mitratel announced another share buyback with a maximum amount of Rp1,500 billion. The buyback period for Mitratel's shares starts from April 14, 2023. As of December 31, 2023 Mitratel has conducted share buyback amounting to 47,700,000 shares or equivalent to Rp31 billion.

Towers acquisition

(a)	On March 1, 2023, Mitratel and PT Indosat Tbk. (“Indosat”) signed a Seller Closing Certificate for the acquisition of 997 Indosat’s telecommunications towers amounting to Rp1,648 billion. Mitratel and Indosat also agreed to lease back 983 slots of Indosat’s telecommunications towers for 10 years lease period. In addition, Indosat has also agreed to order 3,500 colocations for the next 3 years which will be compensated by Mitratel amounting to Rp473 billion as commitment. As of December 31, 2023, Mitratel has paid Rp406 billion.
(b)	On November 24, 2023, Mitratel acquired 803 telecommunication towers belonging to PT Gametraco Tunggal for Rp1,753 billion.

iii.   Sigma

Based on Notarial Deed No.120 dated April 19, 2022 of Jimmy Tanal, S.H., M.Kn., the Company acquired Sigma’s shares from Metra, resulted in 56.39% ownership by the Company and diluting Metra’s ownership into 43.61%.

iv.   TDI

Based on Notarial Deed of Jimmy Tanal, SH., MKn No. 201 dated October 25, 2023, the shareholders approved the issuance of 4,825,932 new shares with nominal value per share of Rp104,438, of which TDE took 2,451,319 shares or amounted to Rp256 billion, ST Dynamo ID Pte. Ltd. took 2,077,787 shares or amounted to Rp217 billion, and PT Medco Power Indonesia took 296,826 shares or amounted to Rp31 billion. The additional capital contribution dilutes TDE's ownership into 60.0%. Effect of this dilution was recognized as differences in non-controlling interest ownership acquisition transaction of subsidiary amounted to Rp6 billion.

v.   NeutraDC Singapore

Based on Accounting and Corporate Regulatory Authority Singapore (“ACRA”) documents, TDE established NeutraDC Singapore which is domiciled in Singapore on December 7, 2023 by the issuance of 1 share with par value of SGD 1.

vi.   Infraco

Based on Notarial Deed No. 26 dated December 8, 2023 of Aulia Taufani, S.H., the Company and Metra established Infraco by the issuance of 125 shares with total nominal value of Rp12.5 million.

f.   Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on April 1, 2024.

2.  SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION

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

The reporting currency in the consolidated financial statements is the Indonesian Rupiah (“Rp”) which is also the functional currency of the Group, except for subsidiaries whose functional currency is the US Dollar, Australian Dollar, and Malaysian Ringgit.

Figures in the consolidated financial statements containing values under Rp1 billion and US$1 million are presented with zero.

The consolidated financial statements provide comparative information in respect of the previous period.

The following amendments, which are effective for annual periods beginning on or after January 1, 2023 are applicable and does not have any material impact to the consolidated financial statements of the Group, unless otherwise stated.

i.	Amendments to IAS 1: Disclosure of Accounting Policies

The amendments provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures.

ii.	Amendments to IAS 8: Definition of Accounting Estimates

The amendments introduce a definition of ‘accounting estimates’ and clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. It clarifies how entities use measurement techniques and inputs to develop accounting estimates.

iii.	Amendments to IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

This amendment regulates initial recognition exemption criteria for deferred tax assets or liabilities arising from a single transaction. It proposes that entities recognize deferred tax assets and liabilities at the time of initial recognition.

iv.	Amendment to IAS 12: International Tax Reform - Pillar Two Model Rules

The amendments to PSAK 46 have been introduced in response to the Pillar Two Rules, issued by Organization for Economic Co-operation and Development (OECD), and include:

(a)	An exception to the recognition and disclosure of deferred taxes related to the Pillar Two income taxes; and
(b)

Disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception - the use of which is required to be disclosed-applies immediately.

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

e.   Cash and cash equivalents

Cash and cash equivalents in the  consolidated statement of financial position comprise cash in banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

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

g.    Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method. Prepaid expenses are presented in the consolidated statement of financial position as part of other current assets and other non-current assets.

h.    Intangible assets

Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses (if any). Intangible assets are amortized over their estimated useful lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of the reporting period. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill, are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	3-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

i.    Property and equipment

Property and equipment are stated at cost less accumulated depreciation, and impairment losses (if any).

The cost of an item of property and equipment includes: (a) purchase price; (b) any costs directly attributable to bringing the asset to its location and condition; and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment are depreciated or amortized using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-50
Leasehold improvements	2-10
Switching equipment	3-15
Telegraph, telex, and data communication equipment	5-15
Transmission installation and equipment	3-40
Satellite, earth station, and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Vehicles	4-8
Other telecommunication peripherals	5
Office equipment	2-5
Other equipment	2-5

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

Property under construction is stated at cost less impairment (if any), until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period.

Capitalization of borrowing cost ceases when the construction is completed, and the asset is ready for its intended use or sale.

j.    Leases

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

ROU assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Land rights	1-50
Buildings	1-30
Transmission installation and equipment	1-25
Vehicles	1-6
Others	1-6

If ownership of the ROU asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The ROU assets are subject to impairment in accordance with IAS 36: Impairment of Assets.

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

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 Revenue from Contracts with Customers to allocate the consideration in the contract. Revenue arising from operating lease is recorded as revenue from lessor transactions (Note 2m).

k.   Borrowings

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

l.   Foreign currency translations

Transactions in foreign currencies are translated into Indonesian Rupiah at the Reuters’ mid rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	2022		2023
	Buy	Sell	Buy	Sell
United States Dollar (“US$”) 1	15,567	15,571	15,396	15,401
Australian Dollar (“AU$”) 1	10,583	10,589	10,499	10,505
Singapore Dollar (“SGD”) 1	11,614	11,622	11,666	11,673
New Taiwan Dollar (“TWD”) 1	508.15	508.47	501.32	501.53
Euro ("EUR") 1	16,623	16,635	17,025	17,036
Japanese Yen ("JPY") 1	118.12	118.17	108.78	108.82
Malaysian Ringgit ("MYR") 1	3,529	3,539	3,350	3,359
Hong Kong Dollar (“HKD”) 1	1,996	1,997	1,971	1,971
Myanmar Kyat (“MMK”) 1	7.39	7.44	7.31	7.35
China Yuan ("CNY") 1	2,244	2,246	2,166	2,167

The result of foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2i).

m.   Revenue and expense recognition

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

For prepaid services, initial package sales (also known as SIM cards and initial charging vouchers) and top-up vouchers are initially recognized as contract liabilities. The Group recognizes contract assets for the services from postpaid customers that have not been billed.

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

ii.    Consumer

Revenue from consumer primarily comprises of revenue from fixed telephone and IndiHome services. Revenues from fixed telephone service are derived from customer who subscribes to fixed telephone service only, while revenues from IndiHome service are derived from customer who subscribes to internet services or to bundled package with combination of consumer service (i.e. telephone, internet and data, and paid TV). Those services are offered on a postpaid basis and billed in the following month. The Group applies terms and conditions that requires the customer to pay substantive early termination penalty if the customer’s contract is ended at the customer’s request and/or fault within the first 12 months after the service is activated. After the initial 12-month period, the customer can decide to stop subscribing in accordance with the applicable terms and conditions without incurring any penalties. In accordance with IFRS 15, the contract period is 12 months, which is then followed by a monthly contract.

All consumer services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

Customers required to pay an upfront fee at the commencement of the contract. The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option as contract liabilities and recognizes it as revenue on a straight-line basis over the expected customer life. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

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

Incremental cost of obtaining and cost of fulfilling contract

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

At the end of each reporting year, the Group evaluates whether there is an indication that capitalized contract costs may be impaired. An impairment exists when the carrying amount of the contract costs exceeds the amount expected to be received in exchange for goods and services. When impairment exists, an impairment loss is recognized in consolidated statements of profit or loss and other comprehensive income.

Revenue from lessor transactions

Revenue from lessor transactions comprises of revenue from telecommunication tower operating leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature.

Expenses

Expenses are recognized as they are incurred.

n.    Employee benefits

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

In 2021, the IFRS Interpretations Committee (Committee) finalized  an agenda decision regarding attribution of benefits to periods of service in accordance with IAS 19 Employee Benefits. The Group has adopted an agenda decision and accordingly changed its accounting policy regarding attribution of benefits to periods of service previously applied.

In prior years, the Group attributed benefits under the defined benefit plan’s benefit formula to periods of service from the date when employees provide their services until their retirement age. The Group changed the policy for attributing benefits under the plan to the date when employee service first leads to benefits under the plan until the date when further employee service will lead to no material amount of further benefits under the plan.

o.    Taxes

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

p.    Financial instruments

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 9 and IFRS 15.

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

The Group has no debt instruments classified at FVTOCI with recycling of cumulative gains and losses as of December 31, 2022 and 2023.

(c)	Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under IAS 32, Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to consolidated statement of profit or loss and other comprehensive income. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. The Group’s financial assets at this category consists of long-term investments in financial instruments.

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

Financial assets at FVTPL are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in the consolidated statement of profit or loss and other comprehensive income. The Group’s financial assets at FVTPL consists of other long-term investments in financial instruments and other current financial assets.

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

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established an allowance for expected credit loss methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

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

All financial liabilities are recognized initially at fair value and, in the case of loan and borrowings and payables, net of directly attributable transaction costs.

The Group classifies its financial liabilities as: (i)  financial liabilities at FVTPL or (ii)  financial liabilities measured at amortized costs.

The Group’s financial liabilities include trade and other payables, accrued expenses, customer deposits, Interest-bearing loans, and lease liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds and medium-term notes, long-term bank loans, and other borrowings.

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

(b)	Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 20.

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

q.   Treasury stock

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

r.   Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

s.   Basic earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial instruments.

t.   Segment information

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

u.   Provisions

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

v.   Impairment of non-financial assets

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

w.   Current and non-current classifications

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

x. Significant accounting judgements, estimates and assumptions

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

In 2021, the Company accelerated the useful lives of Multi-Service Access Node (“MSAN”) assets until 2022. In 2022, the Group changed its estimated useful lives of towers as disclosed in Note 12. In 2023, there is no change of estimated useful lives.

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

The Group assesses whether there is objective evidence that other receivables or other financial assets have been impaired at the end of each reporting period. Allowance for expected credit losses of receivables is calculated based on a review of the current status of existing receivables, historical collection experience and adjusted forward-looking information. Such allowances are adjusted periodically to reflect the actual and anticipated experience.

The Group has reassessed the model used to calculate ECLs based on the latest reasonable and supportable data to better reflect the current change in circumstances. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available, including forward-looking information and other input in the future.

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

3.   TRANSLATION OF INDONESIAN RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in Indonesian Rupiah. The translation of the Indonesian Rupiah amounts into U.S. Dollar amounts are included solely for the convenience of the readers and has been made using the average of the market buy and sell rates of Rp15,398 to US$1 as published by Reuters on December 31, 2023. The convenience translation should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into U.S. Dollar at this or any other rate of exchange.

4.   CASH AND CASH EQUIVALENTS

The breakdown of cash and cash equivalents is as follows:

		2022		2023
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Cash on hand	Rp	—	11	—	14
Cash in bank
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	—	6,413	—	3,346
	US$	49	758	37	572
	EUR	2	34	2	38
	JPY	6	1	6	1
	HKD	3	5	1	3
	AU$	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	—	4,298	—	4,228
	US$	7	111	4	64
	SGD	0	0	0	0
	EUR	0	0	0	0
PT Bank Tabungan Negara (Persero) Tbk ("BTN")	Rp	—	2,713	—	2,597
PT Bank Rakyat Indonesia (Persero) Tbk ("BRI")	Rp	—	2,691	—	1,471
	US$	11	179	0	6
	TWD	—	—	1	0
Bank Pembangunan Daerah ("BPD")	Rp	—	75	—	140
Others (each below Rp100 billion)	Rp	—	282	—	80
	US$	0	0	0	0
Sub-total			17,560		12,546

Third parties
The Hongkong and Shanghai Banking Corporation Ltd. ("HSBC Hongkong")	US$	55	861	43	661
	HKD	5	10	5	9
Standard Chartered Bank (“SCB”)	US$	16	245	14	215
	SGD	5	53	6	74
PT Bank CIMB Niaga Tbk (”Bank CIMB Niaga”)	Rp	—	1,379	—	265
	US$	0	5	0	2
PT Bank Central Asia Tbk (“BCA”)	Rp	—	80	—	144
	US$	0	3	0	3
DBS Bank (Hong Kong) Ltd. ("DBS Hong Kong")	US$	0	0	9	138
	HKD	0	0	0	0
Citibank, N.A. (“Citibank”)	Rp	—	10	—	6
	US$	5	80	8	127
	EUR	—	—	0	0
Others (each below Rp100 billion)	Rp	—	600	—	198
	US$	12	187	10	151
	TWD	58	29	41	21
	MYR	5	17	5	15
	AU$	2	23	0	5
	MMK	386	3	353	3
	SGD	2	29	3	36
	EUR	0	0	—	—
Sub-total			3,614		2,073
Total of cash in bank			21,174		14,619

Time deposit
Related parties
BRI	Rp	—	845	—	1,550
	US$	21	319	22	340
BNI	Rp	—	378	—	1,266
	US$	9	145	23	353
BPD	Rp	—	25	—	1,569
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk (“BJB”)	Rp	—	1,423	—	1,419
PT Bank Syariah Indonesia Tbk. (“BSI”)	Rp	—	1,220	—	1,160
BTN	Rp	—	1,655	—	1,065
Mandiri	Rp	—	843	—	513
	US$	31	489	25	392
Sub-total			7,342		9,627

Time deposits (continued)
Third parties
PT Bank Mega Tbk (“Bank Mega”)	Rp	—	1,986	—	1,433
	US$	12	181	20	312
PT Bank Tabungan Pensiunan Nasional Syariah Tbk ("BTPN Syariah")	Rp	—	—	—	137
Bank CIMB Niaga	Rp	—	122	—	928
	US$	11	168	5	70
PT Bank Maybank Indonesia Tbk (“Maybank”)	Rp	—	220	—	658
	US$	14	224	23	358
	MYR	2	6	—	—
PT Bank Danamon Indonesia Tbk (“Bank Danamon”)	Rp	—	40	—	491
	US$	9	133	9	137
Others (each below Rp100 billion)	Rp	—	341	—	60
	US$	—	—	10	156
	MYR	—	—	2	8
Sub-total			3,421		4,748

Total of time deposits			10,763		14,375
Allowance for expected credit losses			(1)		(1)
Total			31,947		29,007

Interest rates per annum on time deposits are as follows:

	2022	2023
Rupiah	1.95% ‑ 6.50%	1.95% ‑ 7.25%
Foreign currencies	0.25% ‑ 4.05%	2.50% ‑ 5.50%

The Group placed the majority of its cash and cash equivalents in state-owned banks (related party) because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks.

5.    OTHER CURRENT FINANCIAL ASSETS

The breakdown of other current financial assets is as follows:

		2022		2023
		Balance		Balance
		Foreign currency		Foreign currency
	Currency	(in millions)	Rupiah equivalent	(in millions)	Rupiah equivalent
Time deposits
Related parties
BRI	Rp	—	50	—	255
BNI	Rp	—	80	—	160
Bank Mandiri	Rp	—	10	—	95
	US$	5	79	5	77
BSI	Rp	—	100	—	118
Others (each below Rp100 billion)	Rp	—	—	—	10
Third parties United Overseas Bank Limited Singapore (“UOB Singapore”)	US$	12	182	12	186
Standard Chartered Bank (Singapore) Limited (“SCB Singapore”)	US$	7	102	7	100
Others (each below Rp100 billion)	Rp	—	18	—	85
	US$	2	32	2	32
Total time deposits			653		1,118

Escrow accounts	Rp	—	383	—	214
	US$	2	30	2	24
Total escrow accounts			413		238

Mutual funds
Related parties
Others (each below Rp100 billion)	Rp	—	81	—	85
Third parties
PT Henan Putihrai Asset Management ("HPAM")	Rp	—	200	—	217
Total mutual funds			281		302

Others (each below Rp100 billion)	Rp	—	0	—	3
	US$	0	2	—	—
	MYR	0	0	0	0
Total others			2		3

Allowance for expected credit losses			(0)		(0)
Total			1,349		1,661

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2022	2023
Rupiah	2.50% ‑ 5.00%	2.75% ‑ 6.75%
Foreign currencies	1.95% ‑ 5.06%	2.30% ‑ 5.85%

6.   TRADE AND OTHER RECEIVABLES

The breakdown of trade and other receivables is as follows:

	2022	2023
Trade receivables	16,202	18,173
Allowance for expected credit losses	(7,568)	(7,506)
Net	8,634	10,667
Other receivables	500	521
Allowance for expected credit losses	(239)	(240)
Net	261	281
Total trade and other receivables	8,895	10,948

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)   Related parties

	2022	2023
State-owned enterprises	1,985	1,914
Government agencies	675	587
PT Indonusa Telemedia ("Indonusa")	385	386
Indosat	175	303
Others (each below Rp100 billion)	156	443
Total	3,376	3,633
Allowance for expected credit losses	(1,367)	(1,276)
Net	2,009	2,357

(ii)  Third parties

	2022	2023
Individual and business subscribers	11,842	12,999
Overseas international carriers	984	1,541
Total	12,826	14,540
Allowance for expected credit losses	(6,201)	(6,230)
Net	6,625	8,310

b.    By age

	2022			2023
		Allowance for	Expected		Allowance for	Expected
		expected credit	credit		expected credit	credit
	Gross	losses	loss rate	Gross	losses	loss rate
Not past due	6,964	399	5.7%	7,020	386	5.5%
Past due up to 3 months	1,674	349	20.8%	2,758	369	13.4%
Past due more than 3 to 6 months	664	222	33.4%	1,215	313	25.8%
Past due more than 6 months	6,900	6,598	95.6%	7,180	6,438	89.7%
Total	16,202	7,568		18,173	7,506

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific from the customers and the economic environment. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2022 and 2023, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp2,069 billion and Rp4,033 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.    By currency

	2022	2023
Rupiah	14,714	15,646
U.S. Dollar	1,359	2,360
Singapore Dollar	89	143
Others (each below Rp100 billion)	40	24
Total	16,202	18,173
Allowance for expected credit losses	(7,568)	(7,506)
Net	8,634	10,667

d.    Movements in the allowance for expected credit losses

	2022	2023
Beginning balance	7,802	7,568
Allowance for expected credit losses	567	513
Receivables written-off	(801)	(575)
Ending balance	7,568	7,506

The receivables written-off relate to both related parties and third parties trade receivables.

Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2022 and 2023, certain trade receivables of the subsidiaries amounting to Rp1,129 billion and Rp1,248 billion, respectively, have been pledged as collateral under lending agreements (Notes 19a and 20c).

7.    CONTRACT ASSETS

The breakdown of contract assets is as follows:

	2022	2023
Contract assets	2,610	2,877
Allowance for expected credit losses	(119)	(147)
Net	2,491	2,730
Current portion	(2,457)	(2,704)
Non-current portion	34	26

Management believes that the allowance for expected credit losses is adequate to cover losses on uncollectible contract assets.

Refer to Note 31 for details of related party transactions.

8.   INVENTORIES

Inventories, all recognized at net realizable value, consist of:

	2022	2023
SIM cards and prepaid vouchers	321	791
Components	588	29
Others (each below Rp100 billion)	294	231
Total	1,203	1,051
Provision for obsolescence	(59)	(54)
Net	1,144	997

Management believes the provision is adequate to cover losses from the decline in inventory value due to obsolescence.

The inventories recognized as expenses included in operations, maintenance, and telecommunication service expenses in 2021, 2022 and 2023 amounted to Rp739 billion, Rp747 billion, and Rp797 billion, respectively (Note 26).

There were no inventories pledged as collateral under lending agreements as of December 31, 2022 and 2023.

As of December 31, 2022 and 2023, modules (part of property and equipment) and components held by the Group with book value amounting to Rp94 billion and Rp96 billion, respectively, have been insured against fire, theft, and other specific risks. The total sum insured as of December 31, 2022 and 2023 amounted to Rp111 billion and Rp94 billion, respectively.

Management believes the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

9.   OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	2022	2023
Prepaid frequency license fees - current portion (Note 33c.i)	5,289	6,173
Advances	679	768
Prepaid salaries	218	276
Prepaid rental	105	71
Others (each below Rp100 billion)	475	442
Total	6,766	7,730

10.  CONTRACT COSTS

Movements of contract costs for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Cost to obtain	Cost to fulfill	Total
At January 1, 2022	1,532	732	2,264
Addition current year	360	640	1,000
Amortization during the year	(338)	—	(338)
Expense during the year	—	(514)	(514)
At December 31, 2022	1,554	858	2,412
Current	(354)	(317)	(671)
Non-current	1,200	541	1,741

	2023
	Cost to obtain	Cost to fulfill	Total
At January 1, 2023	1,554	858	2,412
Addition current year	461	610	1,071
Amortization during the year	(374)	—	(374)
Expense during the year	—	(704)	(704)
Impairment	—	(184)	(184)
At December 31, 2023	1,641	580	2,221
Current	(427)	(226)	(653)
Non-current	1,214	354	1,568

11.  LONG-TERM INVESTMENTS

The breakdown of long-term investments are as follows:

	2022	2023
Financial instruments
At fair value through profit or loss:
Equity	7,624	7,537
Convertible bonds	884	491
At fair value through other comprehensive income:
Equity	22	25
	8,530	8,053
Associates
PT Jalin Pembayaran Nusantara ("Jalin")	115	105
Others (each below Rp100 billion)	8	4
	123	109
Total long-term investments	8,653	8,162

Investments in equity at fair value through profit or loss are long-term investments in the form of shares in various start-up companies engaged in information and technology. The Group does not have significant influence in these start-up companies.

Investments in equity at fair value through profit or loss include:

(i)

Telkomsel's investment in PT GoTo Gojek Tokopedia Tbk. (“GOTO”). As of December 31, 2023, Telkomsel assessed the fair value of the investment in GOTO was Rp86 per share. The total unrealized loss from changes in fair value of Telkomsel’s investment in GOTO as of December 31, 2023 amounted to Rp119 billion and was presented as unrealized loss arising from change of valuation of investments in the consolidated statements of profit or loss.

(ii)

Investments by MDI in several start-up entities engaged in the information and technology sector. The additional investments during the period by MDI amounted to Rp338 billion. The total unrealized loss from changes in fair value of MDI’s investment amounted to Rp514 billion as of December 31, 2023 and was presented as unrealized loss arising from change of valuation of investments in the consolidated statements of profit or loss.

Investments in convertible bonds at fair value through profit or loss represent long-term investments owned by Telkomsel and MDI in the form of convertible bonds in various start-up companies engaged in information and technology, which will be immediately converted into shares when they mature.

The unrecognized share in losses in other investment cumulatively as of December 31, 2021, 2022 and 2023 was amounting to Rp341 billion, Rp346 billion and Rp328 billion, respectively.

12. PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	December 31,			Reclassifications/	December 31,
	2021	Additions	Deductions	Translations	2022
At cost:
Directly acquired assets
Buildings	17,296	778	(1)	874	18,947
Leasehold improvements	1,477	80	(86)	100	1,571
Switching equipment	18,324	1,066	(130)	823	20,083
Telegraph, telex, and data communication
equipment	1,583	—	—	—	1,583
Transmission installation and equipment	165,621	4,494	(9,501)	10,492	171,106
Satellite, earth station, and equipment	10,528	155	(5)	126	10,804
Cable network	67,559	7,807	(9)	(662)	74,695
Power supply	22,035	433	(719)	1,527	23,276
Data processing equipment	19,258	877	(390)	1,209	20,954
Other telecommunication peripherals	9,121	1,261	—	20	10,402
Office equipment	2,352	157	(85)	201	2,625
Vehicles	537	100	(165)	133	605
Other equipment	47	2	(3)	5	51
Property under construction	2,950	16,936	—	(15,288)	4,598
Total	338,688	34,146	(11,094)	(440)	361,300

Accumulated depreciation:
Directly acquired assets
Buildings	5,537	632	(1)	60	6,228
Leasehold improvements	1,163	130	(86)	—	1,207
Switching equipment	12,225	1,985	(127)	17	14,100
Telegraph, telex, and data communication
equipment	1,582	—	—	—	1,582
Transmission installation and equipment	94,532	12,087	(9,362)	78	97,335
Satellite, earth station, and equipment	5,199	830	(5)	17	6,041
Cable network	18,735	4,388	(9)	(604)	22,510
Power supply	15,874	1,699	(712)	29	16,890
Data processing equipment	14,130	1,806	(388)	(58)	15,490
Other telecommunication peripherals	4,330	1,717	—	20	6,067
Office equipment	1,866	261	(79)	25	2,073
Vehicles	270	38	(135)	69	242
Other equipment	40	3	(2)	3	44
Total	175,483	25,576	(10,906)	(344)	189,809
Net book value	163,205				171,491

	December 31,			Reclassifications/	December 31,
	2022	Additions	Deductions	Translations	2023
At cost:
Directly acquired assets
Buildings	18,947	569	(34)	114	19,596
Leasehold improvements	1,571	28	(14)	90	1,675
Switching equipment	20,083	582	(309)	(720)	19,636
Telegraph, telex, and data communication equipment	1,583	—	—	—	1,583
Transmission installation and equipment	171,106	5,839	(3,562)	7,281	180,664
Satellite, earth station, and equipment	10,804	137	—	—	10,941
Cable network	74,695	5,762	(6)	(3,682)	76,769
Power supply	23,276	722	(768)	1,118	24,348
Data processing equipment	20,954	557	(218)	600	21,893
Other telecommunication peripherals	10,402	468	—	217	11,087
Office equipment	2,625	96	(18)	(7)	2,696
Vehicles	605	48	(56)	(4)	593
Other equipment	51	1	—	1	53
Property under construction	4,598	18,049	—	(16,407)	6,240
Total	361,300	32,858	(4,985)	(11,399)	377,774

Accumulated depreciation:
Directly acquired assets
Buildings	6,228	649	(11)	(48)	6,818
Leasehold improvements	1,207	141	(6)	(30)	1,312
Switching equipment	14,100	1,967	(309)	(1,637)	14,121
Telegraph, telex, and data communication equipment	1,582	—	—	—	1,582
Transmission installation and equipment	97,335	12,171	(3,372)	(1,787)	104,347
Satellite, earth station, and equipment	6,041	746	—	(61)	6,726
Cable network	22,510	3,215	(6)	(5,326)	20,393
Power supply	16,890	1,861	(758)	(606)	17,387
Data processing equipment	15,490	2,093	(217)	(1,217)	16,149
Other telecommunication peripherals	6,067	1,659	—	(26)	7,700
Office equipment	2,073	285	(18)	(204)	2,136
Vehicles	242	48	(31)	(3)	256
Other equipment	44	3	—	—	47
Total	189,809	24,838	(4,728)	(10,945)	198,974
Net book value	171,491				178,800

The property and equipment group consists of (1) switching equipment; (2) telegraph, telex, and data communication equipment; (3) transmission installation and equipment; (4) satellite, earth station, and equipment; (5) cable network; (6) power supply; (7) data processing equipment; and (8) other telecommunication peripherals are the main telecommunication infrastructure of the Group.

a.    Gain on sale of property and equipment

	2021	2022	2023
Proceeds from sale of property and equipment	756	526	100
Net book value	(36)	(129)	(16)
Gain on sale of property and equipment	720	397	84

b.    Others

(i)	During 2022 and 2023, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2022 and 2023.
(ii)	Interest capitalized to property under construction amounted to Rp52 billion, Rp79 billion, and Rp124 billion for the years ended December 31, 2021, 2022, and 2023, respectively. The capitalization rate used to determine the number of borrowing costs eligible for capitalization ranged from 5.63% to 8.70%, 5.63% to 7.90%, and 2.50% to 8.24% for the years ended December 31, 2021, 2022, and 2023, respectively.
(iii)	No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2021, 2022, and 2023.
(iv)	In 2021, 2022, and 2023, the Group obtained proceeds from the insurance claim on lost and damaged property and equipment, with a total value of Rp133 billion, Rp299 billion, and Rp199 billion, respectively, and were recorded as part of “Other income - net” in the consolidated statements of profit or loss and other comprehensive income. In 2021, 2022, and 2023, the net carrying values of these assets, amounted to Rp103 billion, Rp270 billion, and Rp185 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.
(v)	In 2022, the estimated useful lives of towers owned by the Group were changed from 30 to 40 years. The impact of reduction in the depreciation expense for the year ended December 31, 2022 amounted to Rp93 billion. Towers are presented as part of transmission installation and equipment.
(vi)	In 2022, the equipment units of Telkomsel with the net carrying amount of Rp909 billion had been exchanged with equipment units of PT ZTE Indonesia.
(vii)	In 2021, the Company decided to discontinue the use of MSAN assets and accelerate the depreciation of the MSAN assets, which were fully depreciated in 2022. The impact of accelerated depreciation of MSAN assets for the year ended December 31, 2022 amounted to Rp1,494 billion. MSAN assets are presented as part of cable network.
(viii)	As of December 31, 2022 and 2023, the Group’s property and equipment with a net carrying amount of Rp172,112 billion and Rp175,519 billion, respectively, were insured against fire, theft, earthquake and other specified risks, including business interruption. The total blanket policies as of December 31, 2022 and 2023, amounted to Rp36,319 billion and Rp41,045 billion, HK$10 million, SG$373 million, and MYR54 million and MYRNil, respectively, and first loss basis amounted to Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.
(ix)	As of December 31, 2022 and 2023, the percentage of completion of property under construction was approximately 55.91% and 74.09%, respectively, of the total contract value, Rp3,934 billion and Rp5,836 billion are recorded as expenditures in property under construction, respectively. The estimated completion dates are until August 2025 and December 2025, respectively. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network, and power supply. Management believes that there is no impediment to the completion of the construction in progress.
(x)	As of December 31, 2022 and 2023, all assets owned by the Company have been pledged as collateral for bonds (Note 20b) while certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp18,370 billion and Rp3,076 billion, respectively, have been pledged as collaterals under lending agreements (Notes 19a and 20c).
(xi)	As of December 31, 2022 and 2023, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp67,979 billion and Rp85,564 billion, respectively. The Group is currently conducting modernization of network assets to replace the fully depreciated property and equipment.
(xii)	In 2022 and 2023, the total fair values of land rights and buildings of the Group amounted to Rp49,014 billion and Rp51,373 billion, respectively.

13. LEASES

a.	The Group as a lessee

The Group leases several assets including land rights, building, transmission installation and equipment, vehicles, and others which used in operations, which generally have lease term between 1 and 50 years.

The carrying amounts of right-of-use assets recognized and the movement during the year are as follows:

			Transmission
			installation and
	Land rights	Buildings	equipment	Vehicles	Others	Total
As at January 1, 2022	5,338	630	12,739	408	138	19,253
Additions	1,179	121	8,205	488	23	10,016
Deductions and reclassifications	(178)	(22)	(2,122)	(198)	8	(2,512)
Depreciation expense	(891)	(187)	(3,935)	(178)	(35)	(5,226)
As at December 31, 2022	5,448	542	14,887	520	134	21,531
Additions	1,764	156	7,477	227	893	10,517
Deductions and reclassifications	(42)	(88)	(2,837)	8	1	(2,958)
Depreciation expense	(1,036)	(148)	(3,469)	(236)	(177)	(5,066)
As at December 31, 2023	6,134	462	16,058	519	851	24,024

The carrying amounts of the lease liabilities and the movements during the year are as follows:

	2022	2023

As at January 1	15,888	18,473
Accretion of interest	975	1,015
Additions (Note 36a)	10,006	10,407
Deductions	(8,396)	(9,593)
As at December 31	18,473	20,302
Current	(4,772)	(5,458)
Non-current	13,701	14,844

The maturity analysis of lease payments are as follows:

	2022	2023
No later than a year	5,741	6,513
Later than 1 year and no later than 5 years	11,278	11,460
Later than 5 years	4,889	6,429
Total lease payments	21,908	24,402
Interest	(3,435)	(4,100)
Net present value of lease payments	18,473	20,302
Current	(4,772)	(5,458)
Non-current	13,701	14,844

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments.

The following are the amounts recognized in profit or loss:

	2022	2023
Depreciation expense of right-of-use assets	5,226	5,066
Expense relating to short-term leases	3,821	3,743
Interest expense on lease liabilities	975	1,015
Expense relating to leases of low-value assets	52	27

b.	The Group as a lessor

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 32 years and with expiry dates between 2024 and 2051. Periods may be extended based on the agreement by both parties.

The minimum amount of future lease payments and receipts for operating lease agreements are as follows:

	2022	2023
Less than 1 year	2,582	5,099
1-5 years	8,354	9,412
More than 5 years	5,107	5,098
Total	16,043	19,609

14. OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2022	2023
Prepaid frequency license fees - net of current portion (Note 33c.i)	1,291	1,987
Prepaid expenses	446	984
Prepaid taxes - net of current portion (Note 28a)	268	967
Claims for tax refund - net of current portion (Note 28b)	353	639
Advances	781	368
Security deposits	144	159
Others (each below Rp100 billion)	340	329
Total	3,623	5,433

15.  INTANGIBLE ASSETS

The details of intangible assets are as follows:

				Other intangible
	Goodwill	Software	License	assets	Total
Gross carrying amount:
Balance, December 31, 2021	1,492	17,458	174	1,512	20,636
Additions	—	2,527	440	49	3,016
Deductions	—	(175)	—	(70)	(245)
Reclassifications/translations	—	(31)	6	—	(25)
Balance, December 31, 2022	1,492	19,779	620	1,491	23,382
Accumulated amortization:
Balance, December 31, 2021	(394)	(11,714)	(125)	(897)	(13,130)
Amortization	—	(2,063)	(26)	(91)	(2,180)
Deductions	—	175	—	70	245
Reclassifications/translations	—	(14)	(1)	—	(15)
Balance, December 31, 2022	(394)	(13,616)	(152)	(918)	(15,080)
Net book value	1,098	6,163	468	573	8,302

				Other intangible
	Goodwill	Software	License	assets	Total
Gross carrying amount:
Balance, December 31, 2022	1,492	19,779	620	1,491	23,382
Additions	—	2,763	69	206	3,038
Deductions	—	(890)	(130)	—	(1,020)
Reclassifications/translations	—	(10)	(9)	(3)	(22)
Balance, December 31, 2023	1,492	21,642	550	1,694	25,378
Accumulated amortization and impairment losses:
Balance, December 31, 2022	(394)	(13,616)	(152)	(918)	(15,080)
Amortization	—	(2,321)	(58)	(94)	(2,473)
Impairment	(11)	—	—	—	(11)
Deductions	—	890	2	—	892
Reclassifications/translations	—	13	8	4	25
Balance, December 31, 2023	(405)	(15,034)	(200)	(1,008)	(16,647)
Net book value	1,087	6,608	350	686	8,731
(i)	Goodwill resulted from the acquisition by Mitratel, Metranet, Metra, Sigma, TDE, and Telkomsat amounted to Rp467 billion, Rp220 billion, Rp164 billion, Rp91 billion, Rp77 billion, and Rp68 billion, respectively.
(ii)	The remaining amortization periods of software for the year ended December 2021, 2022, and 2023 are from 1 to 6 years, respectively. The amortization expense is presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.
(iii)	As of December 31, 2022 and 2023, the cost of fully amortized intangible assets that are still utilized in operations amounted to Rp9,640 billion and Rp10,604 billion, respectively.

16. TRADE AND OTHER PAYABLES

This account consists of the following:

	2022	2023
Trade payables	18,457	18,608
Other payables	463	441
Total trade and other payables	18,920	19,049

The breakdown of trade payables is as follows:

	2022	2023
Related parties
Radio frequency usage charges, concession fees, and Universal Service Obligation (“USO”) charges	1,342	2,399
Purchases of equipments, materials, and services	264	430
Payables to other telecommunication providers	169	161
Sub-total	1,775	2,990
Third parties
Purchases of equipments, materials, and services	14,451	12,742
Payables to other telecommunication providers	2,231	2,876
Sub-total	16,682	15,618
Total	18,457	18,608

Trade payables by currency are as follows:

	2022	2023
Rupiah	16,727	15,929
US Dollar	1,636	2,537
Others	94	142
Total	18,457	18,608

Terms and conditions of the trade and other payables:

a.	The Group's trade payables and other payables are non-interest bearing and normally settled within 1 year term.
b.	Refer to Note 31c for details on related party transactions.
c.	Refer to Note 34b.v for the Group's liquidity risk management.

17.  ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2022	2023
Operation, maintenance, and telecommunication service	8,183	5,813
Salaries and benefits	4,014	3,909
General, administrative, and marketing expenses	3,067	3,114
Interest and bank charges	181	243
Total	15,445	13,079

Refer to Note 31 for details of related party transactions.

18.  CONTRACT LIABILITIES

The breakdown of contract liabilities is as follows:

a.	Current

	2022	2023
Advances from customers for Mobile	3,577	3,267
Advances from customers for Enterprise	1,126	1,587
Advances from customers for WIB	1,188	1,291
Advances from customers for Consumer	233	244
Advances from customers for others	171	459
Total	6,295	6,848

b.	Non-Current

	2022	2023
Advances from customers for WIB	700	795
Advances from customers for Consumer	844	705
Advances from customers for Enterprise	17	251
Advances from customers for others	—	840
Total	1,561	2,591

Contract liabilities at the beginning period which were recognized as revenue in 2022 and 2023 amounted to Rp6,795 billion and Rp6,295 billion, respectively.

Refer to Note 31 for details of related party transactions.

19.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM LOANS AND OTHER BORROWINGS

This account consists of the following:

	2022	2023
Short-term bank loans	8,191	9,650
Current maturities of long-term borrowings	8,858	10,276
Total	17,049	19,926

a.	Short-term bank loans

	Outstanding
Lenders	2022	2023
Related parties
Bank Mandiri	3,483	4,013
BNI	979	903
Sub-total	4,462	4,916
Third parties
PT Bank HSBC Indonesia ("HSBC")	1,836	2,547
MUFG Bank ("MUFG")	1,349	1,155
UOB Indonesia	—	500
PT Bank DBS Indonesia ("DBS")	475	440
Others (each below Rp100 billion)	69	92
Sub-total	3,729	4,734
Total	8,191	9,650

Other significant information relating to short-term bank loans as of December 31, 2023 is as follows:

			Total
			facility
			(in			Interest rate per
	Borrower	Currency	billions)*	Maturity date	Interest rate	annum	Security**
Mandiri
2020	Finnet	Rp	500	October 31, 2024	Monthly	1 month JIBOR + 1.30%	None
2021 - 2022	Nutech, Mitratel	Rp	3,550	July 26, 2024 - September 27, 2024	Monthly	5.85% - 9.00%	Trade receivables and property and equipment

BNI
2014 - 2017	GSD, Sigma	Rp	350	January 9, 2024 - November 7, 2024	Monthly	7.90% - 8.50%	Trade receivables and property and equipment
2017 - 2021	Metranet, Telkom Infra, Infomedia	Rp	1,135	February 18, 2024 - June 6, 2024	Monthly	1 month JIBOR + 1.75% - 2.50%	Trade receivables
HSBC
2014	Sigma[a]	Rp	400	November 6, 2024	Monthly	Under BLR 7.40%	Trade receivables
2018 - 2023	Sigma, Metra, PINS, Metranet,Telkomsat, GSD, TDE	Rp	2,613	June 4, 2024 - December 31, 2024	Monthly, Quarterly	1 month JIBOR + 0.35% - 0.80% 3 months JIBOR + 2.00%	None
MUFG Bank
2018 - 2019	Infomedia, Metra, GSD, Telkom Infra, Telkomsat	Rp	1,616	October 31, 2024	Monthly, Quarterly	1 month JIBOR + 0.70% - 0.80% 3 months JIBOR + 0.25%	None
UOB Indonesia
2016	Finnet	Rp	500	October 31, 2024	Monthly	1 month JIBOR + 1.75%	None
DBS
2018	Telkom Infra, Infomedia	Rp	475	July 31, 2024	Monthly	1 month JIBOR + 1.20%	None

*   In original currency

** Refer to Note 6 and Note 12 for details of trade receivables and property and equipment pledged as collateral.

a   Unsettled loan will be automatically extended.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and must maintain certain level of financial ratios. On December 11, 2023, December 18, 2023, and December 22, 2023, the Group obtained waiver from BNI, Bank DBS, and HSBC, respectively, related to the non-fulfillment financial ratios in Sigma. As of December 31, 2023, the Group has complied with all covenants regarding these financial ratios.

The credit facilities were obtained by the Group for working capital purposes.

b.	Current maturities of long-term loans and other borrowings

	Notes	2022	2023
Two-step loans	20a	118	84
Bonds and medium-term notes ("MTN")	20b	—	548
Bank loans	20c	7,788	9,282
Other borrowings	20d	952	362
Total		8,858	10,276

20. LONG-TERM LOANS AND OTHER BORROWINGS

Long-term loans and other borrowings consist of the following:

	Notes	2022	2023
Two-step loans	20a	91	—
Bonds and MTN	20b	4,793	4,795
Bank loans	20c	22,085	22,978
Other borrowings	20d	362	—
Total		27,331	27,773

Scheduled principal payments as of December 31, 2023 are as follows:

	Year
	Notes	Total	2025	2026	2027	2028	Thereafter
Bonds and MTN	20b	4,795	2,099	—	—	—	2,696
Bank loans	20c	22,978	6,512	5,801	3,858	3,019	3,788
Total		27,773	8,611	5,801	3,858	3,019	6,484

a.   Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2022		2023
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	1,536	181	768	84
	Rp	—	28		—
Total			209		84
Current maturities (Note 19b)			(118)		(84)
Long-term portion			91		—

		Principal payment	Interest payment	Interest rate per
Lenders	Currency	schedule	period	annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	Rp	Semi-annually	Semi-annually	7.125%

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

As of December 31, 2023, the Company has complied with the above-mentioned ratios.

b.   Bonds and MTN

	Outstanding
Bonds and MTN	2022	2023
Bonds
2015
Series B	2,100	2,100
Series C	1,200	1,200
Series D	1,500	1,500
MTN
MTN Mitratel 2023	—	550
Total	4,800	5,350
Unamortized debt issuance cost	(7)	(7)
Long-term portion	4,793	5,343
Current maturities (Note 19b)	—	(548)
Long-term portion	4,793	4,795

i.	Bonds

2015

						Interest payment	Interest rate
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	period	per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 12b.x). The underwriters of the bonds are PT Bahana, TCW Management Investment (“Bahana TCW”), PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia Tbk. and the trustee is Bank Permata. The company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

As of December 31, 2023, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)    Debt to equity ratio should not exceed 2:1.

(b)    EBITDA to interest ratio should not be less than 4:1.

(c)    Debt service coverage is at least 125%.

As of December 31, 2023, the Company has complied with the above-mentioned ratio.

ii.	MTN

On September 26, 2023, Mitratel issued MTN amounting to Rp550 billion which will be used to support the provision of funds for credit refinancing.

MTN Mitratel 2023 with annual interest rate 6.20% will mature on October 26, 2024.

Bank Mandiri was appointed as trustee for the issuance of MTN Mitratel 2023. The rating of the MTN issued by Pefindo is idAAA (Triple A).

c.    Bank loans

		2022		2023
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	—	5,472	—	6,182
Bank Mandiri	Rp	—	4,381	—	3,453
BRI	Rp	—	1,409	—	955
BSI	Rp	—	22	—	509
Sub-total			11,284		11,099
Third parties
BCA	Rp	—	9,757	—	10,170
Syndication of banks	Rp	—	680	—	2,500
	USD	17	265	10	160
Bank CIMB Niaga	Rp	—	2,221	—	2,110
	USD	4	61	4	60
DBS	Rp	—	1,500	—	1,500
Bank Permata	Rp	—	1,021	—	1,313
Bank of China	Rp	—	1,000	—	1,400
HSBC	Rp	—	750	—	625
BJB	Rp	—	—	—	500
MUFG Bank	Rp	—	500	—	500
Bank Danamon	Rp	—	455	—	273
PT Bank ANZ Indonesia ("Bank ANZ")	Rp	—	198	—	110
UOB Singapore	USD	13	205	—	—
Others (each below Rp100 billion)	Rp	—	60	—	13
	MYR	10	34	9	29
Sub-total			18,707		21,263
Total			29,991		32,362
Unamortized debt issuance cost			(118)		(102)
			29,873		32,260
Current maturities (Note 19b)			(7,788)		(9,282)
Long-term portion			22,085		22,978

Other significant information relating to bank loans as of December 31, 2023 is as follows:

				Current
			Total	period	Principal	Interest
			facility	payment	payment	payment	Interest rate
	Borrower	Currency	(in billions)*	(in billions)*	schedule	period	per annum	Security**
BNI
2013 - 2022	The Company, GSD, TLT, Sigma, Mitratel	Rp	10,175	1,281	2018 - 2033	Monthly, Quarterly	1 month JIBOR + 2.25%; 3 months JIBOR + 0.50% - 1.85%	Trade receivables and property and equipment
2018	GSD	Rp	182	10	2021 - 2024	Quarterly	8.50%	Trade receivables
Bank Mandiri
2017 - 2023	The Company, GSD, Mitratel, PST	Rp	6,893	1,128	2019 - 2029	Quarterly	3 months JIBOR + 1.00% - 1.85%	None
BRI
2017 - 2019	The Company	Rp	2,500	455	2019 - 2026	Quarterly	3 months JIBOR + 0.75% - 1.35%	None
BSI
2018 - 2021	SSI, Telkomsel	Rp	1,055	509	2019 - 2025	Monthly	5.50% - 7.50%	None
BCA
2020 - 2023	The Company, Mitratel	Rp	4,500	—	2024 - 2030	Quarterly	6.75% - 6.80%	None
2020 - 2023	The Company, PST, GSD	Rp	9,186	1,359	2020 - 2031	Quarterly	3 months JIBOR + 1.00% - 1.50%	None
Syndication of banks
2018	Telin	USD	0	0	2020 - 2025	Semi-annually	6 months SOFR + 1.55%	None
2022	Mitratel	Rp	2,500	0	2024 - 2030	Quarterly	7.68%	None
Bank CIMB Niaga
2019 - 2022	PINS, Mitratel	Rp	2,300	70	2021 - 2029	Quarterly	3 months JIBOR + 1.30% - 1.95%	None
2021 - 2022	Telin	USD	0	—	2024 - 2030	Semi-annually	6 months SOFR + 1.82%	None
DBS
2021	Mitratel	Rp	3,500	—	2023 - 2028	Quarterly	3 months JIBOR + 1.20%	None
Bank Permata
2020 - 2022	Mitratel	Rp	2,000	208	2021 - 2029	Quarterly	3 months JIBOR + 1.30%	None
Bank of China
2019	Telkomsel	Rp	1,400	2,000	2021 - 2025	Monthly	4.90%	None
HSBC
2021	Mitratel	Rp	750	125	2023 - 2028	Quarterly	3 months JIBOR + 1.85%	None
BJB
2023	Telkomsel	Rp	1,000	2,000	2023 - 2025	Monthly	5.85%	None
MUFG Bank
2021	Mitratel	Rp	500	—	2022 - 2028	Quarterly	3 months JIBOR + 1.15%	None
Bank Danamon
2022	Mitratel	Rp	636	181	2022 - 2025	Quarterly	3 months JIBOR + 1.50%	None
ANZ
2015	GSD, PINS	Rp	440	88	2020 - 2025	Quarterly	3 months JIBOR + 1.40% - 2.00%	None

*In original currency

**	Refer to Notes 6 and Notes 12 for details of trade receivables and property and equipment pledged as collaterals.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. On December 11, 2023, December 13, 2023, and December 22, 2023, the Group obtained waiver from BNI, Bank Mandiri, and BCA, respectively, related to the non-fulfillment financial ratios in Sigma and GSD. As of December 31, 2023, the Group has complied with all covenants regarding these financial ratios.

The credit facilities were obtained by the Group for working capital purposes and investment purposes.

As of December 31, 2023, the Group had Rp28,995 billion and USD96 million of undrawn committed borrowing facilities available .

d.    Other borrowings

	Outstanding
Lenders	2022	2023
PT Sarana Multi Infrastruktur (Persero)	1,315	362
("Sarana Multi Infrastruktur") Unamortized debt issuance cost	(1)	0
Total	1,314	362
Current maturities (Note 19b)	(952)	(362)
Long-term portion	362	—

Other significant information relating to other borrowings as of December 31, 2023 is as follows:

			Total facility	Current period	Principal payment	Interest rate
	Borrower	Currency	(in billions)	payment (in billions)	schedule	per annum	Security
Sarana Multi
Infrastruktur
March 29, 2019*	The Company	Rp	2,836	700	Semi-annually (2020 - 2024)	3 months JIBOR + 1.75%	None
March 29, 2019*	Telkomsat	Rp	164	24	Semi-annually (2020 - 2024)	3 months JIBOR + 1.75%	None
*	Based on the latest amendment on June 15, 2020

Under the agreement, the Company and Telkomsat are required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)Debt to equity ratio should not exceed 2:1

(b)Net debt EBITDA to interest ratio should not be less than 4:1

(c)Debt service coverage is at least 125%

As of December 31, 2023, the Company and Telkomsat has complied with the above-mentioned ratios.

21. NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2022	2023
Non-controlling interests in net assets of subsidiaries:
Telkomsel	10,450	11,016
Mitratel	9,031	9,101
Others	370	542
Total	19,851	20,659

	2021	2022	2023
Non-controlling interests in profit (loss) of subsidiaries:
Telkomsel	9,183	6,476	7,096
Mitratel	79	504	568
Others	(40)	4	(23)
Total	9,222	6,984	7,641

Material partly-owned subsidiaries

The non-controlling interest which are considered material to the Company are the non-controlling interest in Telkomsel and Mitratel.

On December 31, 2022 and 2023, non-controlling interest ownership in Telkomsel is 35.00% and 30.10%, respectively. The change in ownership of non-controlling interests in Telkomsel is the result of transfer of the Company's IndiHome business to Telkomsel and capital injection from Singtel to Telkomsel, which became effective from July 1, 2023 (Note 1e).

On December 31, 2022 and 2023, non-controlling interest ownership in Mitratel is 28.15% and 28.16%, respectively. The change in ownership of non-controlling interests in Mitratel is the result of the execution of the Management and Employee Stock Option Program (“MESOP”).

The summarized financial informations of Telkomsel and Mitratel are provided below. These informations are based on amounts before intercompany eliminations and adjustments.

Summarized statements of financial position:

	Telkomsel		Mitratel
	2022	2023	2022	2023
Current assets	16,290	20,505	7,886	3,420
Non-current assets	83,795	91,871	48,163	53,576
Current liabilities	(31,921)	(39,743)	(10,206)	(11,077)
Non-current liabilities	(38,365)	(42,251)	(12,061)	(11,900)
Total equity	29,799	30,382	33,782	34,019
Attributable to:
Owners of the parent company	19,349	19,366	24,751	24,918
Non-controlling interests	10,450	11,016	9,031	9,101

Summarized statements of profit or loss and other comprehensive income:

	Telkomsel			Mitratel
	2021	2022	2023	2021	2022	2023
Revenues	87,506	89,039	102,372	6,870	7,729	8,595
Operation expenses	(52,356)	(59,332)	(71,819)	(4,123)	(4,567)	(4,949)
Other expenses – net	(1,980)	(5,375)	(2,280)	(820)	(1,195)	(1,501)
Profit before income tax	33,170	24,332	28,273	1,927	1,967	2,145
Income tax expense – net	(6,931)	(5,805)	(6,418)	(494)	(175)	(128)
Profit for the year	26,239	18,527	21,855	1,433	1,792	2,017
Other comprehensive income (loss) – net	(75)	145	78	8	(1)	2
Total comprehensive income for the year	26,164	18,672	21,933	1,441	1,791	2,019

Attributable to non-controlling interests	9,183	6,476	7,096	79	504	568
Dividends paid to non-controlling interests	13,204	9,784	9,267	—	272	484

Summarized statements of cash flows:

	Telkomsel			Mitratel
	2021	2022	2023	2021	2022	2023
Operating	40,789	42,970	41,693	5,363	6,020	5,162
Investing	(12,943)	(8,652)	(14,302)	(12,597)	(10,893)	(6,504)
Financing	(34,239)	(30,783)	(28,601)	25,851	(7,921)	(4,118)
Net increase (decrease) in cash and cash equivalents	(6,393)	3,535	(1,210)	18,617	(12,794)	(5,460)

22. CAPITAL STOCK

The details of capital stock are as follows:

	2022
		Percentage of	Total paid-in
Description	Number of shares	ownership	capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,889,668,580	3.93	194
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Heri Supriadi	40,000	0	0
Commisioner (Note 1b):
Arya Mahendra Sinulingga	87,500	0	0
Public (individually less than 5%)	43,568,550,005	43.98	2,179
Total	99,062,216,600	100.00	4,953

	2023
		Percentage of	Total paid-in
Description	Number of shares	ownership	capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,973,451,980	4.02	199
Directors (Note 1b):
Ririek Adriansyah	6,016,355	0	0
Bogi Witjaksono	4,130,400	0	0
Afriwandi	4,172,900	0	0
Heri Supriadi	4,170,400	0	0
F.M. Venusiana R.	7,806,900	0	0
Herlan Wijanarko	4,172,900	0	0
Muhamad Fajrin Rasyid	4,130,400	0	0
Budi Setyawan Wijaya	4,585,400	0	0
Honesti Basyir	370,544	0	0
Commissioners (Note 1b):
Isa Rachmatarwata	1,968,000	0	0
Marcelino Rumambo Pandin	1,968,000	0	0
Ismail	1,968,000	0	0
Arya Mahendra Sinulingga	2,014,800	0	0
Rizal Mallarangeng	1,968,000	0	0
Public (individually less than 5%)	43,436,968,061	43.89	2,174
Total	99,062,216,600	100.00	4,953

*    The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs. 1 ADS represents 100 Series B shares.

The Company issued only 1 Series A Dwiwarna share which is held by the Government of the Republic of Indonesia and cannot be transferred to any party, and has a veto right in the General Meeting of Stockholders of the Company with respect to the election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

The Company's authorized capital stock consists of 1 Series A Dwiwarna and 389,999,999,999 Series B shares. 1 Series A Dwiwarna share has a par value of Rp50 per share and Series B shares has a par value of Rp50 per share. The Company's share structure consists of 1 Series A Dwiwarna share and 99,062,216,559 Series B shares (common stock) with total issued and fully paid-up capital of 99,062,216,600 shares.

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 37 dated May 28, 2021 of Utiek R. Abdurachman, S.H., M.Li., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2020 amounting to Rp12,482 billion (Rp126.01 per share) and Rp4,161 billion (Rp42.00 per share), respectively. The Company paid cash dividend and special cash dividend on July 1, 2021.

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 29 dated May 27, 2022 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2021 amounting to Rp14,856 billion (Rp149.97 per share). The Company paid cash dividend on June 30, 2022.

Pursuant to the AGM of Stockholders of the Company as stated in Notarial Deed No. 73 dated May 30, 2023 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2022 amounting to Rp16,603 billion (Rp167.59 per share). The Company paid cash dividend on July 5, 2023.

As of December 31, 2023, all of the Company's Series B shares have been listed on the IDX and 39,734,520 ADS or equivalent to 3,973,451,980 Series B have been listed on the NYSE.

23. BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp24,877 billion, Rp20,736 billion, and Rp24,427 billion by the weighted average number of shares outstanding during the year totaling to 99,062,216,600 shares for the years ended December 31, 2021, 2022 and 2023, respectively.

Basic earnings per share amounted to Rp251.13, Rp209.32 and Rp246.58 for the years ended December 31, 2021, 2022 and 2023, respectively. The Company does not have potentially dilutive financial instruments for the years ended December 31, 2021, 2022 and 2023.

24. REVENUES

The Group derives revenues in the following major product lines:

						Consolidated
2021	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues
Cellular	14,664	—	—	73	—	14,737
Fixed lines	—	896	649	185	—	1,730
Total telephone revenues	14,664	896	649	258	—	16,467
Interconnection revenues	368	—	—	7,419	—	7,787
Data, internet, and information technology service revenues
Cellular data and internet	64,500	—	—	—	—	64,500
Internet, data communication, and information technology services	—	240	7,976	2,056	—	10,272
SMS	4,728	—	26	—	—	4,754
Others	—	—	1,596	922	180	2,698
Total data, internet, and information technology service revenues	69,228	240	9,598	2,978	180	82,224
Network revenues	4	—	1,087	789	—	1,880
IndiHome revenues	—	23,720	2,605	—	—	26,325
Other services
Call center service	—	—	1,012	69	—	1,081
Manage service and terminal	—	—	2,047	1	—	2,048
E-health	—	—	640	—	—	640
E-payment	3	—	459	—	25	487
Others	—	72	1,036	325	426	1,859
Total other services	3	72	5,194	395	451	6,115
Total revenues from contract with customer	84,267	24,928	19,133	11,839	631	140,798
Revenues from lessor transactions	—	—	—	2,412	—	2,412
Total revenues	84,267	24,928	19,133	14,251	631	143,210
Adjustments and eliminations	—	2	8	4	(426)
Total external revenues as reported in note operating segment	84,267	24,930	19,141	14,255	205

						Consolidated
2022	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues
Cellular	11,905	—	—	147	—	12,052
Fixed lines	—	757	604	175	—	1,536
Total telephone revenues	11,905	757	604	322	—	13,588
Interconnection revenues	285	—	—	8,187	—	8,472
Data, internet, and information technology service revenues
Cellular data and internet	69,006	—	—	—	—	69,006
Internet, data communication, and information technology services	—	308	7,750	2,228	—	10,286
SMS	4,260	—	49	—	—	4,309
Others	9	—	1,733	860	207	2,809
Total data, internet, and information technology service revenues	73,275	308	9,532	3,088	207	86,410
Network revenues	3	—	1,438	937	—	2,378
IndiHome revenues	—	25,232	2,788	—	—	28,020
Other services
Call center service	—	—	1,139	25	—	1,164
Manage service and terminal	—	—	1,156	1	—	1,157
E-health	—	—	729	—	—	729
E-payment	20	—	454	—	—	474
Others	5	52	1,309	280	664	2,310
Total other services	25	52	4,787	306	664	5,834
Total revenues from contract with customer	85,493	26,349	19,149	12,840	871	144,702
Revenues from lessor transactions	—	—	—	2,604	—	2,604
Total revenues	85,493	26,349	19,149	15,444	871	147,306
Adjustments and eliminations	—	5	12	(2)	(632)
Total external revenues as reported in note operating segment	85,493	26,354	19,161	15,442	239

						Consolidated
2023	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues
Cellular	8,022	—	—	172	—	8,194
Fixed lines	—	332	450	117	—	899
Total telephone revenues	8,022	332	450	289	—	9,093
Interconnection revenues	293	—	—	8,774	—	9,067
Data, internet, and information technology service revenues
Cellular data and internet	73,187	—	—	—	—	73,187
Internet, data communication, and information technology services	268	85	8,167	2,379	—	10,899
SMS	3,345	—	35	—	—	3,380
Others	34	—	2,010	1,098	212	3,354
Total data, internet, and information technology service revenues	76,834	85	10,212	3,477	212	90,820
Network revenues	4	—	1,212	1,266	—	2,482
IndiHome revenues	—	27,263	1,522	—	—	28,785
Other services
Call center service	—	—	1,264	—	—	1,264
Manage service and terminal	—	—	908	12	—	920
E-health	—	—	761	—	—	761
E-payment	—	—	496	—	—	496
Others	138	27	1,401	318	858	2,742
Total other services	138	27	4,830	330	858	6,183
Total revenues from contract with customer	85,291	27,707	18,226	14,136	1,070	146,430
Revenues from lessor transactions	—	—	—	2,786	—	2,786
Total revenues	85,291	27,707	18,226	16,922	1,070	149,216
Adjustments and eliminations	—	6	11	6	(668)
Total external revenues as reported in note operating segment	85,291	27,713	18,237	16,928	402

Management expects that most of the transaction price allocated to the unsatisfied contracts as of December 31, 2023 will be recognized as revenue during the next reporting periods. Unsatisfied performance obligations as of December 31, 2023, which management expects to be realised within one year is Rp9,421 billion, and more than one year is Rp5,441 billion.

The Group entered into non-cancellable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment, and land and building with terms ranging from 1 to 32 years and with expiry dates between 2024 and 2051. Periods may be extended based on the agreement by both parties.

Refer to Note 31 for details of related party transactions.

25.  PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2021	2022	2023
Salaries and related benefits	8,661	9,360	9,674
Vacation pay, incentives, and other benefits	4,999	3,835	4,159
Pension and other post-employment benefits (Note 29)	1,680	1,585	1,764
LSA expense (Note 30)	153	92	289
Others	31	35	41
Total	15,524	14,907	15,927

Refer to Note 31 for details of related parties transactions.

26.  OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2021	2022	2023
Operation and maintenance	21,467	22,746	23,057
Radio frequency usage charges (Note 33c.i)	6,097	6,510	7,412
Leased lines and Customer Premises Equipment("CPE")	5,003	3,530	3,462
Concession fees and USO charges (Note 16)	2,472	2,601	2,836
Electricity, gas, and water	898	904	877
Cost of SIM cards, vouchers, and sales of peripherals (Note 8)	739	747	797
Project management	519	400	489
Vehicles rental and supporting facilities	305	343	308
Insurance	432	230	269
Others (each below Rp100 billion)	201	173	211
Total	38,133	38,184	39,718

Refer to Note 31 for details of related parties transactions.

27.  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2021	2022	2023
General expenses	2,043	2,259	2,446
Professional fees	789	1,097	996
Allowance for expected credit losses trade receivables (Note 6)	474	567	513
Training, education, and recruitment	284	371	461
Traveling	321	421	443
Meeting	249	312	334
Social contribution	213	218	232
Collection expenses	212	173	195
Others (each below Rp100 billion)	431	436	479
Total	5,016	5,854	6,099

Refer to Note 31 for details of related parties transactions.

28.  TAXATION

a.    Prepaid income taxes

	2022	2023
The Company - Corporate income tax	19	271
Subsidiaries - Corporate income tax	581	699
Total	600	970
Current portion	(332)	(3)
Non-current portion (Note 14)	268	967

b.    Prepaid other taxes

The breakdown of prepaid other taxes is as follows:

	2022	2023
The Company:
VAT	155	164
Article 21 - Individual income tax	3	2
Article 22 - Withholding tax on goods delivery and imports	1	0
Article 23 - Withholding tax on service delivery	97	238
Subsidiaries:
VAT	1,561	2,145
Article 4(2) - Final tax	24	1
Article 23 - Withholding tax on service delivery	24	14
Total	1,865	2,564
Current portion	(1,512)	(1,925)
Non-current portion (Note 14)	353	639

c.    Current income tax liabilities

The breakdown of current income tax liabilities is as follows:

	2022	2023
The Company:
Article 25 - Installment of corporate income tax	190	122
Article 29 - Corporate income tax	575	—
Subsidiaries:
Article 25 - Installment of corporate income tax	260	539
Article 29 - Corporate income tax	1,782	1,672
Total	2,807	2,333

d.    Other tax liabilities

The breakdown of other tax liabilities is as follows:

	2022	2023
The Company:
Income taxes
Article 4(2) - Final tax	50	33
Article 21 - Individual income tax	79	102
Article 22 - Withholding tax on goods delivery and imports	7	2
Article 23 - Withholding tax on services	48	24
Article 26 - Withholding tax on non-resident income	5	0
VAT	244	170
VAT - Tax collector	286	163
Sub-total	719	494

Subsidiaries:
Income taxes
Article 4(2) - Final tax	287	317
Article 21 - Individual income tax	206	182
Article 22 - Withholding tax on goods delivery and imports	5	9
Article 23 - Withholding tax on services	68	152
Article 26 - Withholding tax on non-resident income	262	10
VAT	493	399
VAT - Tax collector	525	629
Sub-total	1,846	1,698
Total	2,565	2,192

e.    The components of consolidated income tax expense (benefit) are as follows:

	2021	2022	2023
Current
The Company	2,236	2,134	1,271
Subsidiaries	7,320	7,125	7,525
Sub-total	9,556	9,259	8,796
Deferred
The Company	(614)	(102)	504
Subsidiaries	698	(447)	(513)
Sub-total	84	(549)	(9)
Net income tax expense	9,640	8,710	8,787

f.    Reconciliation of income tax expense

The details of the net income tax expense for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021	2022	2023
Estimated taxable income of the Company	11,593	11,039	6,340
Corporate Income Tax:
Current corporate income tax expense:
The Company	2,202	2,098	1,205
Subsidiaries	7,318	7,125	7,524
Current income tax expense of previous year:
Final tax expense
The Company	34	36	66
Subsidiaries	2	—	1
Total income tax expense - current	9,556	9,259	8,796

Income tax expense (benefit) - deferred effect of temporary differences at enacted maximum tax rates
The Company
Net periodic pension and other post-employment benefits costs	(134)	25	196
Contract Cost	(17)	(24)	(12)
Leases	(1)	(1)	0
Realization of accrual of expenses and inventory write-off (provision for inventory obsolescence)	—	(13)	(5)
Amortization of (addition to) deferred installation fee	(64)	(20)	(1)
Allowance for expected credit losses	(71)	10	54
Provision for employee benefits	(111)	96	(7)
Amortization of intangible assets, land rights and others	1	(1)	(6)
Depreciation and gain on disposal or sale of property and equipment	(217)	(174)	285
Net	(614)	(102)	504
Telkomsel
Fair value measurement of other financial instruments	549	(542)	(7)
Leases	(84)	58	200
Allowance for expected credit losses	103	35	(61)
Amortization of license	28	(6)	25
Provision for employee benefits	(128)	(33)	(168)
Contract liabilities	(9)	—	(217)
Contract cost	27	—	(5)
Other financial instruments	1	234	(41)
Depreciation and gain on disposal or sale of property and equipment	100	(178)	(122)
Net	587	(432)	(396)
Subsidiaries - other - net	111	(15)	(117)
Net income tax benefit - deferred	84	(549)	(9)
Income tax expense - net	9,640	8,710	8,787

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2021	2022	2023
Profit before income tax consolidation	43,739	36,430	40,855
Less consolidated income subject to final tax - net	(2,378)	(5,807)	(11,010)
	41,361	30,623	29,845
Income tax expense calculated at the Company’s applicable statutory tax rate	7,859	5,818	5,671
Difference in applicable statutory tax rate for subsidiaries	1,067	699	626
Non-deductible expenses	(24)	1,994	2,183
Final income tax expense	36	36	67
Deferred tax adjustment	(230)	(508)	(203)
Unrecognized deferred tax	17	(61)	177
Others	915	732	266
Net income tax expense	9,640	8,710	8,787

In Law No. 7 of 1983 concerning Income Tax as amended several times, most recently by Law No. 6 of 2023 concerning Stipulation of Government Regulations in Lieu of Law no. 2 of 2022 concerning Job Creation becomes Law, Article 17 paragraph (1) letter b which stipulates that the tax rate applied to Taxable Income for domestic corporate taxpayers and permanent establishments is 22%, which comes into force in the 2022 fiscal year, and in article 17 paragraph (2b) stipulates that for corporate taxpayers in the form of a limited liability company with a total number of paid-up shares is traded on a stock exchange in Indonesia of at least 40% and meeting certain requirements can receive 3% tax rate lower than the expected rate.

The Company applied the tax rate of 19% for the years ended December 31, 2021, 2022 and 2023. The subsidiaries applied the tax rate of 22% for the years ended December 31, 2021, 2022 and 2023.

The Company has submitted its Annual Corporate Income Tax Return for the 2022 fiscal year on April 28, 2023, to the Tax Authority in accordance with the applicable tax regulations.

g.    Tax assessments

(i)   The Company

Income tax fiscal year 2015

On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter (“SKPLB”) for corporate income tax amounting to Rp147 billion. The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless (Flexi) subscribers’ migration amounting to Rp42 billion from Annual Corporate Income Tax Return fiscal year 2015 to Annual Corporate Income Tax Return  fiscal year 2016. The accepted portion was charged to the 2017 consolidated statements of profit or loss and other comprehensive income. On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion.

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

On October 26, 2020, the Company received notification letter from Tax Court that Tax Authorities filed a judicial review of corporate income tax dispute for fiscal year 2015. On December 2, 2020, the Company filed a contra memorandum for judicial review as the response of Tax Authorities judicial review.

The entire file of the Judicial Review Memorandum submitted by the Judicial Review Applicant (DGT) and the Judicial Review Counter Memorandum file sent by the Respondent (Telkom) have been forwarded by the Secretariat of the Tax Court to the Supreme Court on December 13, 2022, with a letter of introduction number PKMA-1594/XII/ PAN.Wk/2022.

On May 25, 2023, the Supreme Court issued Decision number 1365/B/PK/Pjk/2023 which rejected the DGT's request for review. Thus, all tax obligations for 2015 have permanent legal force through the Issuance of the Supreme Court Decision and have passed the tax determination expiration period as stipulated in the tax law.

Income Tax and VAT fiscal year 2019

On May 12, 2022, the Company received a notice of field audit for overpayment of domestic VAT for period January to December 2019. On November 30, 2022, the Company received VAT Collector ("WAPU") Underpayment Assessment Letter ("SKPKB") and Tax Collection Letter ("STP") for the period January to December 2019 amounting to Rp6.3 billion (including a fine of Rp3.1 billion) and domestic VAT SKPLB for January to December 2019 amounting to Rp60.8 billion. The Company agrees to accept the auditor's tax correction and has charged fines and audit corrections to the 2022 income statement. Thus, for the 2019 VAT tax type, the Company has received a decision that is final and has permanent legal force.

On April 12, 2023, the Company received a Field Audit Notification Letter to test compliance with tax obligations on Corporate Income Tax and Income Tax Withholding/Collection for the 2019 Fiscal Year. As of the issuance date of these financial statements, the tax audit process is still ongoing.

Income Tax and VAT fiscal year 2020

On September 1, 2022, the Company received a notice of field audit for overpayment of domestic VAT for period May 2020. On March 10, 2023, the Company received SKPKB and STP VAT for May 2020 WAPU in the amount of Rp0.6 billion (including a fine of Rp0.3 billion), Nil Tax Assessment Letter (“SKPN”) and Offshore VAT STP in the amount of Rp0.1 billion, and SKPLB VAT for May 2020 period amounting to Rp0.3 billion. The Company agreed to accept the auditor's tax correction and has charged fines and correctional sanctions to the 2023 income statement.

On March 13, 2023, the Company received a Field Audit Notification Letter for Overpayment of VAT Tax Return for January to April, July, September and November to December 2020. On April 6, 2023, the Company received a Field Audit Notification Letter regarding the overpayment of VAT Tax Return for June, August and October 2020. On June 20, 2023, the Company received Audit Notification Letter to test compliance with tax obligations regarding Corporate Income Tax, VAT and Income Tax Withholding/Collection for the 2020 Fiscal Year.

As of the issuance date of these financial statements, the Company has received Tax Assessment Letters and STP for the period of January, February, April and July 2020, consisting of Domestic VAT SKPLB amounting to Rp39.7 billion, VAT SKPKB and Offshore VAT STP amounting to Rp0.6 billion and SKPKB and STP VAT WAPU amounting to Rp0.6 billion. Meanwhile, the audit process for Corporate Income Tax and Withholding/Collection Tax is still ongoing.

Income tax and VAT fiscal year 2021

On June 20, 2023, the Company received a Tax Audit Notification Letter for Corporate Income Tax, VAT and Withholding Income Tax for the 2021 Fiscal Year. As of the issuance date of these financial statements, the audit process for all types of taxes is still ongoing.

(ii)   Telkomsel

Income tax and VAT fiscal year 2014

In May 2019, Telkomsel received tax underpayment assessment letters for the 2014 CIT, VAT and WHT in total amount of Rp151 billion (including penalty of Rp55 billion). Telkomsel partially accepted the portion of Rp16 billion and charged it as expense in 2019 consolidated statement of profit or loss. Telkomsel also paid a portion of Rp99 billion out of the remaining underpayment and recorded it as claim for tax refund. In August 2019, Telkomsel filed an objection to the Tax Authorities for full amount of Rp134 billion.

In July 2020, Telkomsel received an objection decision letter which accepted Telkomsel’s objection of Rp27 billion and rejected the remaining Rp107 billion. Telkomsel received the tax refund of Rp27 billion in August 2020.

In September 2020, Telkomsel filed an appeal to the Tax Court for the 2014 CIT, WHT and VAT assessments amounting to Rp107 billion.

In April 2022, Telkomsel received the Tax Court’s Verdict for the 2014 underpayment of WHT and VAT, which partially accepted Telkomsel’s appeal amounting to Rp66 billion. Telkomsel received the refund in April, May and June 2022, and charged the rejected portion of Rp4 billion in the 2022 consolidated statement of profit or loss.

In August 2022, Telkomsel received notifications that the Tax Authorities had filed a judicial review to the Supreme Court (“SC”) for the 2014 VAT amounting to Rp8 billion. Telkomsel had since submitted its contra memorandums for the Judicial Review in September 2022.

In February and March 2023, the SC fully rejected the judicial review claimed by the Tax Authorities on tax periods of 2014 VAT amounting to Rp8 billion. Thus, these cases have been legally enforced (in-kracht) and no additional tax payables for fiscal year 2014.

As at the authorization date of these consolidated financial statements, the result of appeal for CIT have not yet been received.

Income tax and VAT fiscal year 2015

In August 2019, Telkomsel received the tax underpayment assessment letters for the 2015 CIT, VAT and WHT in total amount of Rp385 billion (including penalty of Rp129 billion). Telkomsel accepted the portion of Rp35 billion, which was paid and charged as expense in the 2019 consolidated statement of profit or loss. Telkomsel also paid the remaining amount of underpayment and recorded it as claim for tax refund. In September 2019, Telkomsel filed an objection to the Tax Authorities for Rp350 billion.

In July 2020, Telkomsel received an objection decision letter from Tax Authorities that rejected all Telkomsel's objection.

In September 2020, Telkomsel filed an appeal to the Tax Court for the 2015 CIT, WHT and VAT assessments amounting to Rp350 billion.

In April and May 2022, Telkomsel received the Tax Court’s Verdict for the 2015 underpayment of WHT and VAT which partially accepted the Telkomsel’s appeal amounting to Rp53 billion. Telkomsel received the refund in April and May 2022, and charged the rejected portion of Rp3 billion in the 2022 consolidated statement of profit or loss.

In August 2022, Telkomsel received notifications that the Tax Authorities had filed a judicial review to the SC for the 2015 VAT amounting to Rp24 billion. Telkomsel had submitted its contra memorandums for the Judicial Review in August 2022.

During February to May 2023, Telkomsel received decision letters from SC, which fully rejected the Judicial Review claimed by the Tax Authorities for the tax periods of 2015 fiscal year VAT amounting to Rp24 billion. Telkomsel has received all final decisions, which are legally enforced (in-kracht) and thus, there are no additional tax payables for 2015 fiscal year VAT.

As at the authorization date of these consolidated financial statements, the results of appeal for CIT have not yet been received.

Income tax and VAT fiscal year 2018

In September 2022, Telkomsel received tax underpayment assessment letters for the 2018 CIT, VAT and WHT amounting to Rp160 billion (including penalty of Rp49 billion) in total. At the same time, Telkomsel also received tax assessment letters for 2018 VAT confirming tax overpayments in the amount of Rp40 billion.

On October 14, 2022, Telkomsel paid and accepted a portion of the CIT tax assessment of Rp165 million, and charged it as expense in the 2022 consolidated statements of profit or loss. Telkomsel also paid the remaining amount of tax assessment for CIT and VAT amounting to Rp57 billion, after netting-off with overpayment of Rp40 billion. Telkomsel recorded it as claim for tax refund in the consolidated statements of financial position.

On December 13, 2022, Telkomsel filed an objection to the Tax Authorities amounting to Rp120 billion for CIT, VAT and WHT.

In October 2023, Telkomsel received objection decision letters from Tax Authorities, which partially accepted Telkomsel’s objection for WHT and VAT as well as rejected the entire Telkomsel’s objection for CIT.

Telkomsel has fully received tax refunds amounting to Rp22 billion for WHT and VAT in October 2023 and charged the rejected portion of WHT and VAT amounting to Rp0.2 billion in total as expense in 2023 consolidated statement of profit or loss. Telkomsel has submitted an appeal for entire portion of CIT in January 2024.

h.    Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	Deferred tax asset and liabilities		(Charged) credited to
	in financial position		profit or loss
	2022	2023	2022	2023
The Company
Allowance for expected credit losses	885	831	(10)	(54)
Net periodic pension and other
post-employment benefit costs	981	822	(25)	(196)
Difference between accounting and tax bases of property and equipment	805	430	174	(285)
Provision for employee benefits	293	299	(96)	7
Deferred installation fee	204	21	20	1
Land rights, intangible assets and others	23	29	1	6
Accrued expenses and provision for inventory obsolescence	85	86	13	5
Leases	(3)	—	1	1
Capitalization of contract cost	(48)	14	24	12
Total deferred tax assets	3,225	2,532	102	(503)

Telkomsel
Provision for employee benefits	1,220	1,385	33	168
Allowance for expected credit losses	144	205	(35)	61
Contract liabilities	—	400	—	217
Fair value measurement of financial instruments	(7)	—	542	7
Difference between accounting and tax bases of property and equipment	(155)	62	178	122
Leases	(774)	(976)	(58)	(201)
License amortization	(146)	(171)	6	(25)
Contract cost	—	(46)	—	5
Other financial instruments	85	125	(234)	41
Deferred tax assets of Telkomsel - net	367	984	432	395
Deferred tax assets of the other subsidiaries - net	777	704	171	(70)
Deferred tax liabilities of the other subsidiaries - net	(1,023)	(841)	(156)	187

Deferred tax expense			549	9
Total deferred tax assets - net	4,369	4,220
Total deferred tax liabilities - net	(1,023)	(841)

As of December 31, 2021, 2022 and 2023, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities are not recognized were Rp25,480 billion, Rp23,652 billion and Rp79,511 billion, respectively.

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

i.    Administration

In October 2021, the Government also issued Law No.7/2021 on the Harmonization of Tax Regulations, which, among other things, regulates the rates of income tax and VAT. Starting January 1, 2022, the Group applies the income tax rate on employee taxable income in accordance with paragraph (1) letter a of Article 17 Chapter III, and starting April 1, 2022 the VAT rate changes to 11%. The Company ensures the readiness of the surrounding billing system, administrative and legal aspects of transactions, and builds intensive coordination between related units. concerned to prepare for the implementation of these rules.

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

In June 2023, the Government issued Minister of Finance Regulation No. 66/PMK.03/2023 concerning Income Tax Treatment of Reimbursement or Compensation in Relation to Work or Services Received or Obtained in Kind and/or Enjoyment. The Company ensures administrative and legal aspects of transactions, and builds intensive coordination between related units to implement these rules.

In December 2023, the Government issued Government Regulation No. 58 of 2023 concerning Income Tax Withholding Rates Article 21 on Income in Connection with Work, Services or Activities of Individual Taxpayers as well as Regulation of the Minister of Finance No. 168 of 2023 concerning Guidelines for Implementing Tax Deductions on Income in Connection with Work, Services or Individual Activities which will come into effect from January 1, 2024. With this provision, there is a change in the mechanism for calculating Income Tax Article 21 for Employees which previously used progressive rates in accordance with Article 17 of the Law -The Income Tax Law uses the average effective rate (TER) for Article 21 Income Tax deductions as regulated in the government regulation. The Company ensures that there is intensive coordination between related units to implement these regulations.

29.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2022	2023
Pension benefit and other post-employment benefit obligations
Pension benefit
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	4,234	3,666
Additional pension benefit obligation	29a.i.a.ii	44	44
The Company - unfunded	29a.i.b	522	258
Telkomsel	29a.ii	4,275	4,726
Projected pension benefit obligations		9,075	8,694
Net periodic post-employment health care benefit	29b	—	1,470
Other post-employment benefit	29c	268	244
Long service employee benefit	29d	1	1
Obligation under the Labor Law	29e	928	1,005
Total		10,272	11,414

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2021	2022	2023
Pension benefit cost
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	732	577	629
Additional pension benefit obligation	29a.i.a.ii	—	37	3
The Company - unfunded	29a.i.b	74	58	54
Telkomsel	29a.ii	331	596	633
Total periodic pension benefit cost		1,137	1,268	1,319
Net periodic post-employment health care benefit cost	25,29b	263	213	205
Other post-employment benefit cost	25,29c	23	25	22
Long service employee benefit cost	25,29d	3	1	1
Obligation under the Labor Law	25,29e	254	78	217
Total		1,680	1,585	1,764

The amounts recognized in OCI are as follows:

	Notes	2021	2022	2023
Defined benefit plan actuarial gain (loss)
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	1,123	467	(524)
Additional pension benefit obligation	29a.i.a.ii	0	(7)	1
The Company - unfunded	29a.i.b	82	55	246
Telkomsel	29a.ii	(110)	218	91
Others		(3)	1	0
Post-employment health care benefit cost	29b	1,032	851	(1,265)
Other post-employment benefit	29c	2	14	(2)
Obligation under the Labor Law	29e	42	13	41
Sub-total		2,168	1,612	(1,412)
Deferred tax effect at the applicable tax rates	28h	(213)	(148)	23
Defined benefit plan acturial gain (loss) - net of tax		1,955	1,464	(1,389)

The following table presents the changes in projected pension benefit obligation and post-employment health care benefit obligations, changes in pension benefit and post-employment health care benefit plan assets, funded status of the pension plan and post-employment health care benefit plan, and net amount recognized in the consolidated statements of financial position as of December 31, 2022 and 2023, under the defined benefit pension plan:

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2022	23,838	(18,947)	5,020	(832)	13,416	(12,778)	9,717
Service costs	178	—	326	—	—	—	504
Interest costs (income)	1,635	(1,347)	328	(58)	982	(933)	607
Plan administration cost	—	63	—	—	—	164	227
Additional welfare benefits	65	—	—	—	—	—	65
Cost recognized in the consolidated statement of profit or loss	1,878	(1,284)	654	(58)	982	(769)	1,403

Actuarial (gain) loss on:
Experience adjustments	(737)	—	(1)	—	(730)	—	(1,468)
Changes in demographic assumptions	—	—	(1)	—	—	—	(1)
Changes in financial assumptions	(30)	—	(67)	—	(136)	—	(233)
Return on plan assets
(excluding amount included in
net interest expense)	—	300	(186)	37	—	(69)	82
Changes in asset ceiling	—	—	—	—	—	84	84
Cost recognized in OCI	(767)	300	(255)	37	(866)	15	(1,536)

Employer’s contributions	—	(719)	—	—	—	—	(719)
Pension plan participants’ contributions	19	(19)	—	—	—	—	—
Benefits paid from plan assets	(1,767)	1,767	(291)	—	—	—	(291)
Benefits paid by employer	(65)	—	—	—	(654)	654	(65)
Balance, December 31, 2022	23,136	(18,902)	5,128	(853)	12,878	(12,878)	8,509
Projected pension benefit
obligation at end of year	4,234		4,275		—		8,509

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2023	23,136	(18,902)	5,128	(853)	12,878	(12,878)	8,509

Service costs	326	—	331	—	—	—	657
Settlement costs	(2)	2	—	—	—	—	—
Interest costs (income)	1,573	(1,295)	369	(67)	913	(898)	595
Plan administration cost	(126)	126	—	0	—	187	187
Interest expense on effect of asset ceiling	—	—	—	—	—	3	3
Additional welfare benefits	50	—	—	—	—	—	50
Cost recognized in the consolidated statement of profit or loss	1,821	(1,167)	700	(67)	913	(708)	1,492

Actuarial (gain) loss on:
Experience adjustments	91	—	(76)	—	(907)	—	(892)
Changes in demographic assumptions	—	—	—	—	—	—	—
Changes in financial assumptions	906	—	(40)	—	2,349	—	3,215
Return on plan assets
(excluding amount included in
net interest expense)	—	(473)	—	25	—	(89)	(537)
Changes in asset ceiling	—	—	—	—	—	(88)	(88)
Cost recognized in OCI	997	(473)	(116)	25	1,442	(177)	1,698

Employer’s contributions	—	(1,635)	—	(4)	—	—	(1,639)
Pension plan participants’ contributions	17	(17)	—	—	—	—	—
Benefits paid from plan assets	(1,972)	1,972	(149)	—	(586)	586	(149)
Benefits paid by employer	(50)	—	—	—	—	—	(50)
Benefit obligation from transferred employees	—	—	233	(171)	—	—	62
Effect on transfer of IndiHome business to Telkomsel	(231)	170	—	—	(23)	23	(61)
Balance, December 31, 2023	23,718	(20,052)	5,796	(1,070)	14,624	(13,154)	9,862
Projected pension benefit
obligation at end of year	3,666		4,726		1,470		9,862

The following table presents the changes in unfunded projected pension benefit obligations, additional pension benefit obligations, other post-employment benefit obligations and obligations under the Labor

Law, changes in additional pension benefit plan assets, and net amount recognized in the consolidated statements of financial position as of December 31, 2022 and 2023, under the defined benefit pension plan:

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the Labor Law	Total
Balance, January 1, 2022	613	—	300	4	926	1,843

Service costs	24	37	8	1	78	148
Interest costs	34	—	17	—	—	51
Cost recognized in the consolidated statement of profit or loss	58	37	25	1	78	199

Actuarial gain recognized in OCI	(55)	7	(14)	—	(13)	(75)
Benefits paid by employer	(94)	—	(43)	(4)	(63)	(204)
Balance, December 31, 2022	522	44	268	1	928	1,763

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the Labor Law	Total
Balance, January 1, 2023	522	44	268	1	928	1,763
Service costs	22	—	7	1	152	182
Interest costs	32	3	15	—	65	115
Cost recognized in the consolidated statement of profit or loss	54	3	22	1	217	297

Actuarial (gain) loss recognized in OCI	(246)	(1)	2	—	(41)	(286)
Benefits paid by employer	(53)	(2)	(38)	(1)	(102)	(196)
Effect on transfer of IndiHome business to Telkomsel	(19)	0	(10)	—	3	(26)
Balance, December 31, 2023	258	44	244	1	1,005	1,552

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

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp719 billion and Rp1,635 billion, for the years ended December 31, 2022 and 2023, respectively.

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

As of December 31, 2022 and 2023, plan assets consist of:

	2022		2023
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	1,320	—	559	—
Equity instruments:
Financials	1,638	—	1,799	—
Consumer non-cyclicals	505	—	98	—
Basic material	271	—	276	—
Infrastructures	639	—	741	—
Energy	141	—	161	—
Technology	89	—	41	—
Industrials	315	—	267	—
Consumer Cyclicals	115	—	516	—
Properties and real estate	98	—	112	—
Healthcare	208	—	209	—
Transportation and logistic	8	—	7	—
Equity-based mutual fund	410	—	376	—
Fixed income instruments:
Corporate bonds	—	3,117	—	2,447
Government bonds	7,884	—	10,257	—
Fixed income mutual funds ("RDPT")	—	122	—	100
Midterm notes ("MTN")	—	100	—	99
Asset-backed securities ("EBA")	—	30	—	13
Sukuk	—	1,090	—	1,054
Non-public equity:
Direct placement	—	368	—	371
Property	—	187	—	186
Others	—	247	—	363
Total	13,641	5,261	15,419	4,633

Pension plan assets include Series B shares issued by the Company with fair values totalling Rp336 billion and Rp457 billion, representing 1.78% and 2.28% of total plan assets as of December 31, 2022 and 2023, respectively, and bonds issued by the Company with fair value totalling Rp348 billion and Rp345 billion, representing 1.84% and 1.72% of total plan assets as of December 31, 2022 and 2023, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp984 billion and Rp1,768 billion for the years ended December 31, 2022 and 2023, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio ("FSR") is above 105%. Based on Dapen’s financial statement as of December 31, 2023, Dapen's FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan.

Based on the Company regulations issued on September 30, 2022, regarding the Pension Fund Regulations from the Telkom Pension Fund, the Company stipulates that retirees who quit other than because of Disciplinary Punishment, Early Retirement, and at their own request and receive Pension Benefits of less than Rp1 million per month are given increase in monthly Pension Benefits to Rp1 million. In 2022 and 2023, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp65 billion and Rp50 billion, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2021, with reports dated March 24, 2022 by KKA Santhi Devi and Ardianto Handoyo and, an independent actuary in association with Willis Towers Watson (“WTW”) and as of December 31, 2022 and 2023 with report dated March 18, 2023 and March 1, 2024, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2021, 2022 and 2023 are as follows:

	2021	2022	2023
Discount rate	7.00%	7.25%	6.75%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2019	2019	2019

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

The actuarial valuation for additional pension benefit was performed based on the measurement date as of December 31, 2021, with reports dated March 24, 2022 by KKA Santhi Devi and Ardianto Handoyo and, an independent actuary in association with WTW and as of December 31, 2022 and 2023 with report dated March 18, 2023 and March 1,

2024, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2021, 2022 and 2023 are as follows:

	2021	2022	2023
Discount rate	7.00%	7.25%	6.75%
Indonesian mortality table	2019	2019	2019

Additional pension benefit obligation has been set aside since 2018 according to the approval by the Oversight Board. As of December 31, 2023, there are no additional obligations set aside because the requirements for recognizing additional benefits as mentioned above have not been fulfilled.

(b)    Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees. The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp48 billion and Rp50 billion for the years ended December 31, 2022 and 2023, respectively.

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

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2021, with reports dated March 24, 2022 by KKA Santhi Devi and Ardianto Handoyo and, an independent actuary in association with WTW and as of December 31, 2022 and 2023 with report dated March 8, 2023 and March 1, 2024, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner.  The principal actuarial assumptions used by the independent actuary as of December 31, 2021, 2022 and 2023 are as follows:

	2021	2022	2023
Discount rate	5.75% - 7.00%	7.00% - 7.25%	6.75%
Rate of compensation increases	6.10% - 8.00%	6.10% - 8.00%	6.10% - 8.00%
Indonesian mortality table	2019	2019	2019

ii.    Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by PT

Asuransi Jiwasraya (Persero) (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan, while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking responsibility for the full amount of the contributions.

On April 23, 2021, Telkomsel and Jiwasraya agreed to terminate the insurance program contract (as mentioned above) and entered into restructuring agreement. The agreement replaced the benefit plan from annuities to lumpsum benefit. Based on this agreement, both parties agreed to determine the Cash Value ("CV”) at the termination date which divided into CV for active participant and passive participant amounting to Rp857 billion and Rp73 billion, respectively. There was a 5% cut from CV for active participant, hence the 95% of Rp857 billion (or equal to Rp814 billion) plus Rp73 billion will be the amount that subsequently taken over by PT Asuransi Jiwa IFG (“IFG Life”) when the agreement with IFG Life become effective and accordingly, the restructuring agreement will be terminated. As of November 30, 2023, the cash fund had been completely taken over by IFG Life with no changes was applied to the terms of the plan and cash value being transferred at the transfer date, and accordingly, the restructuring agreement was terminated.

On June 27, 2023, the Company and Telkomsel signed an agreement regarding Dapen to appoint Telkomsel as a Partner of the Company as the sole Founder, which resulted in rights and obligations to Telkomsel as governed in the Pension Fund Agreement effective from the business transfer of IndiHome consumer business segment to Telkomsel.

Effective from the business transfer of IndiHome consumer business segment to Telkomsel, Telkomsel sponsors a defined benefit pension plan for transferring employees hired prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Dapen. Dapen is managed in accordance with the Pension Fund and Investment Directives Regulations, which is determined by the Company as the Founder and is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board, appointed by the Founder.

The pension benefits are paid based on the participating employee’s latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% of their basic salaries to the pension fund. Telkomsel’s contribution to the pension fund for the year ended December 31, 2023 was amounting to Rp20.50 billion.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2021 with reports dated March 24, 2022 by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW, and as of December 31, 2022 and 2023 with report dated February 28, 2023 and March 5, 2024, respectively, by KKA Halim and Partner, an independent actuary in association with Milliman. The principal actuarial assumptions used by the independent actuary as of December 31, 2021, 2022 and 2023, are as follows:

	2021	2022	2023
Discount rate	7.00%	6.75% - 7.25%	6.70%
Rate of compensation increases	8.00%	6.10% - 8.00%	7.50% - 8.00%
Indonesian mortality table	2019	2019	2019

b.   Post-employment health care benefit cost

The Company provides post-employment health care benefits to all its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the years ended December 31, 2022 and 2023. As of December 31, 2022 and 2023, plan assets consist of:

	2022		2023
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	1,085	—	391	—
Equity instruments:
Financials	1,368	—	1,465	—
Consumer Non-Cyclicals	114	—	115	—
Basic material	264	—	260	—
Infrastructures	598	—	617	—
Energy	221	—	156	—
Technology	63	—	24	—
Industrials	185	—	261	—
Consumer Cyclicals	457	—	394	—
Properties and real estate	95	—	110	—
Healthcare	233	—	147	—
Transportation and logistic	3	—	5	—
Equity-based mutual funds	1,035	—	434	—
Fixed income instruments:
Government obligations	82	—	1,269	—
Corporate obligations	—	—	6	—
Fixed income mutual funds	6,761	—	7,053	—
Unlisted shares:
Private placement	—	398	—	447
Total	12,564	398	12,707	447

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totaling Rp228 billion and Rp321 billion, representing 1.76% and 2.45% of total plan assets as of December 31, 2022 and 2023, respectively. Bonds issued by The Company with a fair value of Rp6 billion each represent 0.04% of total assets as of December 31, 2023. The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp839 billion and Rp987 billion for the years ended December 31, 2022 and 2023, respectively.

The actuarial valuation for post-employment health care benefit was performed based on the measurement date as of December 31, 2021, with reports dated March 24, 2022 by KKA Santhi Devi and Ardianto Handoyo and, an independent actuary in association with WTW and as of December 31, 2022 and 2023 with report dated March 8, 2023 and March 1, 2024, respectively, by

KKA I Gde Eka Sarmaja, FSAI and Partner.  The principal actuarial assumptions used by the independent actuary as of December 31, 2021, 2022 and 2023 are as follows:

	2021	2022	2023
Discount rate	7.50%	7.25%	6.75%
Health care costs trend rate assumed for next year	7.00%	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2021	2022	2023
Indonesian mortality table	2019	2019	2019

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

The actuarial valuation for other post-employment benefit was performed based on the measurement date as of December 31, 2021, with reports dated March 24, 2022 by KKA Santhi Devi and Ardianto Handoyo and, an independent actuary in association with WTW and as of December 31, 2022 and 2023 with report dated March 8, 2023 and March 1, 2024, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2021, 2022 and 2023 are as follows:

	2021	2022	2023
Discount rate	6.25%	6.75%	6.50%
Indonesian mortality table	2019	2019	2019

d.   Long service employee benefit

The Company provides long service employee benefit to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of December 31, 2022 and 2023 amounted to Rp1 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp1 billion for the years ended December 31, 2022 and 2023, respectively.

e.   Obligation under the Labor Law

Under Law No. 11 Year 2020, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of December 31, 2022 and 2023 amounted to Rp928 billion and Rp1,005 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp254 billion, Rp78 billion, and Rp217 billion for the years ended December 31, 2021, 2022 and 2023, respectively (Note 25). The actuarial (gain) losses recognized in OCI amounted to Rp(42) billion, Rp13 billion and Rp41 billion for the years ended December 31, 2021, 2022 and 2023, respectively.

f.     Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2022 and 2023 are as follows:

	Expected Benefits Payment
	The Company
	Funded				Post-employment	Other post-	Post-employment
	Defined pension	Additional pension			health care	employment	benefits
Time Period	benefit obligation	benefit obligation	Unfunded	Telkomsel	benefits	benefits	UUCK (Telkom)
2022
Within next 10 years	21,232	40	705	5,111	8,092	324	59
Within 10-20 years	16,485	31	229	11,178	12,746	123	414
Within 20-30 years	10,414	18	430	7,827	12,019	83	497
Within 30-40 years	4,209	6	96	473	5,491	6	80
Within 40-50 years	882	1	—	—	970	—	—
Within 50-60 years	77	—	—	—	59	—	—
Within 60-70 years	2	—	—	—	6	—	—
Within 70-80 years	—	—	—	—	1	—	—

Weighted average duration of DBO	8.48 years	8.48 years	5.52 years	9.45 years	12.40 years	4.62 years	11.69 years

2023
Within next 10 years	21,044	39	340	8,833	8,929	281	83
Within 10-20 years	15,850	30	79	13,778	13,651	116	426
Within 20-30 years	9,623	16	139	9,184	12,128	70	485
Within 30-40 years	3,630	5	21	439	5,114	3	49
Within 40-50 years	693	1	—	—	819	—	—
Within 50-60 years	53	—	—	—	48	—	—
Within 60-70 years	1	—	—	—	5	—	—
Within 70-80 years	—	—	—	—	1	—	—

Weighted average duration of DBO	8.42 years	8.42 years	5.45 years	9.18 years	12.39 years	4.51 years	11.18 years

g.    Sensitivity Analysis

As of December 31, 2022, and 2023, 1% change in discount rate and rate of compensation would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
2022
Funded:
Defined pension benefit obligation	(1,948)	2,291	268	(255)
Unfunded	(24)	27	29	(27)
Telkomsel	(430)	491	536	(477)
Post-employment health care benefits	(1,413)	1,703	1,629	(1,380)
Other post-employment benefits	(12)	13	—	—
Post-employment benefits UUCK (Telkom)	(8)	10	27	(24)

2023
Funded:
Defined pension benefit obligation	(2,030)	2,387	235	(224)
Unfunded	(10)	12	13	(12)
Telkomsel	(529)	602	651	(582)
Post-employment health care benefits	(1,609)	1,939	1,845	(1,565)
Other post-employment benefits	(11)	12	3	(3)
Post-employment benefits UUCK (Telkom)	(10)	12	33	(28)

The sensitivity analysis was determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

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

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method amounted to Rp1,031 billion and Rp1,153 billion as of December 31, 2022 and 2023, respectively. The related benefit costs charged to expense amounted to Rp153 billion, Rp92 billion and Rp289 billion for the years ended December 31, 2021, 2022, and 2023, respectively (Note 25).

31. RELATED PARTY TRANSACTIONS

a.     Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships	Nature of accounts/ transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, and investment in financial instruments
Government agencies	Entities under common control

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
State-owned enterprises
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
State-owned banks	Entities under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, cash in bank, time deposits, loan, and consultant expenses
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, cash in bank, time deposits, loan, consultant expenses, and financing
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, cash in bank, time deposits, and loan
PT Taspen (Persero) (“Taspen”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electrical utility expenses

Related parties	Nature of relationships	Nature of accounts/ transactions
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Property and equipment insurance expenses and personal insurance expenses
PT BNI Life Insurance (“BNI Life Insurance”)	Entity under common control	Medical expenses
Bahana TCW	Entity under common control	Mutual funds
Sarana Multi Infrastruktur	Entity under common control	Other borrowings and finance costs
BTN	Entity under common control	Cash in bank and time deposits
BSI	Entity under common control	Cash in bank, time deposits, and loan
PT Omni Inovasi Indonesia Tbk. (“Omni Inovasi Indonesia”)	Associated company	Distribution of SIM cards and pulse reload voucher
PT Fintek Karya Nusantara (“Finarya”)	Associated company	Marketing expenses and distribution of SIM cards and pulse reload voucher
Indonusa	Associated company	Internet and data service revenues and other telecommunication service revenues
PT Kereta Cepat Indonesia China (“KCIC”)	Other related entity	Other telecommunication service revenues
Padi UMKM	Other related entity

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

The outstanding balances of trade receivables and payables as of December 31, 2022 and 2023 are unsecured and interest-free and the settlement is expected to occur in cash. There have been no guarantees provided or received for any related party receivables or payables. The Group recorded a decrease in impairment loss from trade receivables of related party amounted to Rp152 billion, Rp33 billion, and Rp91 billion for the years ended December 31, 2021, 2022, and 2023, respectively.

b.Significant transactions with related parties

The following are significant transactions with related parties:

	2021		2022		2023
		% of total		% of total		% of total
	Amount	revenues	Amount	revenues	Amount	revenues
Revenues
Majority stockholder
Ministry of Finance	212	0.15	199	0.14	174	0.12
Entities under common control
Government agencies	5,598	3.91	3,029	2.06	3,235	2.17
Indosat	1,056	0.74	1,923	1.31	2,195	1.47
Pertamina	631	0.44	752	0.51	755	0.51
MoCI	284	0.20	791	0.54	516	0.35
BNI	404	0.28	493	0.33	509	0.34
BRI	341	0.24	104	0.07	190	0.13
Bank Mandiri	212	0.15	180	0.12	156	0.10
Taspen	53	0.04	56	0.04	106	0.07
Others (each below Rp100 billion)	1,495	1.04	1,370	0.94	900	0.60
Sub-total	10,074	7.04	8,698	5.92	8,562	5.74
Associated companies	16	0.01	6	0.00	8	0.01
Other related entities	33	0.02	52	0.04	130	0.09
Total	10,335	7.22	8,955	6.10	8,874	5.96

	2021		2022		2023
		% of total		% of total		% of total
	Amount	expenses	Amount	expenses	Amount	expenses
Expenses

Entities under common control
MoCI	8,570	8.64	9,965	9.82	10,300	9.88
PLN	2,349	2.37	2,473	2.44	2,602	2.50
Indosat	467	0.47	537	0.53	566	0.54
Jasindo	385	0.39	296	0.29	198	0.19
Government agencies	114	0.11	179	0.18	144	0.14
BNI Life Insurance	—	—	—	—	143	0.14
Bank Mandiri	8	0.01	—	—	109	0.10
Others (each below Rp100 billion)	200	0.20	229	0.23	272	0.26
Sub-total	12,093	12.19	13,679	13.49	14,334	13.75
Associated companies
Finarya	125	0.13	110	0.11	126	0.12
Others (each below Rp100 billion)	344	0.35	37	0.04	0	0.00
Sub-total	469	0.48	147	0.15	126	0.12
Other related entities
Padi UMKM	269	0.27	626	0.62	561	0.54
Others (each below Rp100 billion)	115	0.12	98	0.10	94	0.09
Sub-total	384	0.39	724	0.72	655	0.63
Total	12,946	13.06	14,550	14.36	15,115	14.50

	2021		2022		2023
		% of total		% of total		% of total
	Amount	finance income	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	348	62.37	459	52.28	312	29.41
Government agencies	14	2.51	16	1.82	56	5.28
Total	362	64.88	475	54.10	368	34.69

	2021		2022		2023
		% of total		% of total		% of total
	Amount	finance cost	Amount	finance cost	Amount	finance cost
Finance cost
Majority stockholder
Ministry of Finance	17	0.39	10	0.25	5	0.11
Entities under common control
State-owned banks	1,247	28.38	1,004	24.63	1,111	23.68
Sarana Multi Infrastruktur	192	4.37	109	2.67	74	1.58
Sub-total	1,439	32.75	1,113	27.30	1,185	25.26
Total	1,456	33.14	1,123	27.55	1,190	25.37

	2021		2022		2023
		% of total		% of total		% of total
	Amount	revenues	Amount	revenues	Amount	revenue
Distribution of SIM card and voucher
Associated companies
Omni Inovasi Indonesia	959	0.67	981	0.67	467	0.31
Finarya	—	—	141	0.10	159	0.11
Total	959	0.67	1,122	0.77	626	0.42

	2022		2023
		% of total		% of total
	Amount	property and equipment purchased	Amount	property and equipment purchased
Purchase of property and equipment
Entities under common control	122	0.35	64	0.19
Total	122	0.35	64	0.19

c.   Balance of accounts with related parties

	2022		2023
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents (Note 4)	24,902	9.06	22,173	7.74
Other current financial assets (Note 5)	400	0.15	800	0.28
Trade receivables (Note 6)	2,009	0.73	2,357	0.82
Contract assets
Majority stockholder
Ministry of Finance	24	0.01	36	0.01
Entities under common control
Government agencies	295	0.11	293	0.10
Others (each below Rp100 billion)	273	0.10	288	0.10
Sub-total	568	0.21	581	0.20
Associated companies	1	0.00	1	0.00
Other related entities	1	0.00	1	0.00
Total	594	0.22	619	0.21
Other current assets
Entities under common control
MoCI	5,093	1.85	5,971	2.08
Others	96	0.03	35	0.01
Sub-total	5,189	1.88	6,006	2.09
Associated companies	2	0.00	2	0.00
Other related entities	—	—	16	0.01
Total	5,191	1.88	6,024	2.10
Other non-current assets
Entities under common control
MoCI	1,291	0.47	1,987	0.69
Others	16	0.01	6	0.00
Total	1,307	0.48	1,993	0.69

	2022		2023
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 16)
Majority stockholder
Ministry of Finance	0	0.00	17	0.01
Entities under common control
MoCI	1,342	1.07	2,400	1.84
Indosat	140	0.11	129	0.10
BNI	85	0.07	120	0.09
Bank Mandiri	14	0.01	105	0.08
Others (each below Rp100 billion)	138	0.11	95	0.07
Sub-total	1,719	1.37	2,849	2.18
Associated companies	13	0.01	40	0.03
Other related entities	43	0.03	84	0.06
Total	1,775	1.41	2,990	2.28

Accrued expenses
Majority stockholder
Ministry of Finance	1	0.00	1	0.00
Entities under common control
PLN	57	0.05	100	0.08
Others	76	0.06	76	0.06
Sub-total	133	0.11	176	0.14
Total	134	0.11	177	0.14

	2022		2023
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Contract liabilities
Majority stockholder
Ministry of Finance	34	0.03	18	0.01
Entities under common control
Government agencies	328	0.26	498	0.38
MoCI	62	0.05	137	0.11
Others (each below Rp100 billion)	171	0.14	313	0.24
Sub-total	561	0.45	948	0.73
Associated companies	2	0.00	14	0.01
Other related entities
KCIC	—	—	1,133	0.87
Others	3	0.00	2	0.00
Sub-total	3	0.00	1,135	0.87
Total	600	0.48	2,115	1.62

Short-term bank loans (Note 19a)	4,462	3.55	4,916	3.77
Two-step loans (Note 20a)	209	0.17	84	0.06
Long-term bank loans (Note 20c)	11,284	8.97	11,099	8.51
Other borrowings (Note 20d)	1,314	1.04	362	0.28

d.   Significant agreements with related parties

i.    The Government

The Company obtained two-step loans from the Government (Note 20a).

ii.    Indosat

The Company has an agreement with Indosat to provide international telecommunication services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s Global System for Mobile ("GSM”) cellular telecommunication network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunication network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as enabling Indosat’s mobile customers to access the Company’s International Direct Dialing (“IDD”) service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective starting from January to December 2012, and is subsequently applicable up until a new agreement becomes available.

On December 18, 2017, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, Sambungan Langsung Jarak Jauh (“SLJJ”), and international) and mobile network for the implementation of cost-based tariff obligations under MoCI Regulation No. 8/Year 2006. These amendments took effect starting from January 1, 2018.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunication services to its GSM mobile cellular customers.

The Company also provides leased lines to Indosat and its subsidiaries, namely PT Aplikanusa Lintasarta ("Lintasarta"). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile, or other telecommunication services.

iii.   Others

The Company entered into an agreement with Lintasarta for the use of satellite transponders or the Company's subscribed circuit telecommunication satellite frequency channels.

e.   Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of the Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners along with the leadership and management duties of the Directors. Total of such remuneration is as follows:

	2021		2022		2023
		% of total		% of total		% of total
	Amount	expenses	Amount	expenses	Amount	expenses
Board of Directors	347	0.35	401	0.39	475	0.46
Board of Commissioners	140	0.14	164	0.16	179	0.17

The amounts disclosed in the table are amounts recognized as general and administration expense during the reporting periods.

32. OPERATING SEGMENTS

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and WIB. The mobile segment provides mobile voice, SMS, value added services, and mobile broadband. The consumer segment provides IndiHome services (bundled service of fixed wireline, pay TV, and internet) and other telecommunication services to residential customers. The enterprise segment provides end-to-end solution to corporate and institutional customers. The WIB segment provides interconnection services, broadband access, information technology services, data, and internet services to other licensed telecommunication operator and international customers. Other segment provides digital content products (music and game), big data, Business to Business (“B2B”) Commerce, and financial services to individual and corporate customers. There are no operating segments that have been aggregated to form the reportable segments.

Management monitors the operating results of the business units separately for the purpose of decision-making about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured on the basis of Indonesian Financial Accounting Standards which differs from IFRS primarily in the accounting for land rights. However, the financing activities and income taxes are managed on group basis and are not separately monitored and allocated to operating segments.

Segment revenues and expenses include inter-segment transactions and are accounted at prices that management believes represent market prices.

	2021
						Total	Adjustment and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	84,267	24,930	19,141	14,255	205	142,798	412	143,210
Inter-segment revenues	3,097	187	22,395	18,072	2,395	46,146	(46,146)	—
Total segment revenues	87,364	25,117	41,536	32,327	2,600	188,944	(45,734)	143,210

Segment results	34,435	5,894	(307)	9,192	199	49,413	(5,674)	43,739
Other information
Capital expenditures	(10,548)	(10,444)	(4,514)	(4,756)	(13)	(30,275)	(46)	(30,321)
Depreciation and amortization	(20,333)	(6,566)	(3,909)	(4,702)	(20)	(35,530)	3,816	(31,714)
Provision recognized in current year	(99)	(285)	(13)	5	(33)	(425)	(49)	(474)

	2022
						Total	Adjustment and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	85,493	26,354	19,161	15,442	239	146,689	617	147,306
Inter-segment revenues	3,344	195	24,646	19,658	2,486	50,329	(50,329)	—
Total segment revenues	88,837	26,549	43,807	35,100	2,725	197,018	(49,712)	147,306
Segment results	26,122	7,579	831	8,925	(1,063)	42,394	(5,964)	36,430
Other information
Capital expenditures	(12,343)	(9,038)	(5,983)	(6,612)	(5)	(33,981)	(165)	(34,146)
Depreciation and amortization	(21,028)	(6,738)	(3,999)	(5,805)	(19)	(37,589)	4,460	(33,129)
Provision recognized in current year	(128)	(434)	(45)	34	(5)	(578)	11	(567)

	2023
						Total	Adjustment and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	85,291	27,713	18,237	16,928	402	148,571	645	149,216
Inter-segment revenues	3,628	(1,106)	26,505	20,333	2,014	51,374	(51,374)	—
Total segment revenues	88,919	26,607	44,742	37,261	2,416	199,945	(50,729)	149,216
Segment results	28,693	7,971	602	9,386	(1,188)	45,464	(4,609)	40,855
Other information
Capital expenditures	(12,370)	(6,434)	(5,073)	(8,964)	(11)	(32,852)	(6)	(32,858)
Depreciation and amortization	(21,248)	(5,828)	(3,884)	(6,135)	(18)	(37,113)	4,544	(32,569)
Provision recognized in current year	(231)	(463)	173	(11)	(5)	(537)	24	(513)

Adjustments and eliminations:

a.	Revenue reconciliation

	2021	2022	2023
Total segment revenues	188,944	197,018	199,945
Revenue from other non-operating segments	412	617	645
Adjustment and inter-segment elimination	(46,146)	(50,329)	(51,374)
Consolidated revenues	143,210	147,306	149,216

b.	Segment results reconciliation

	2021	2022	2023
Total segment results	49,413	42,394	45,464
Loss from other non-operating segments	(1,237)	(1,772)	(2,679)
Adjustment and inter-segment elimination	(613)	(1,041)	1,599
Finance income	558	878	1,061
Finance cost	(4,365)	(4,033)	(4,652)
Share of profit (loss) of long-term investment in associates	(78)	(87)	1
IFRS reconciliation	61	91	61
Consolidated profit before income tax	43,739	36,430	40,855

c.	Capital expenditure reconciliation

	2021	2022	2023
Total segment capital expenditure	(30,275)	(33,981)	(32,852)
Capital expenditure from other non-operating segments	(66)	(175)	(116)
IFRS reconciliation	20	10	110
Consolidated capital expenditure	(30,321)	(34,146)	(32,858)

d.	Depreciation and amortization reconciliation

	2021	2022	2023
Total segment depreciation and amortization	(35,530)	(37,589)	(37,113)
Depreciation and amortization from other non-operating segments	(280)	(263)	(250)
Adjustment and inter-segment elimination	3,994	4,597	4,700
IFRS reconciliation	102	126	94
Consolidated depreciation and amortization	(31,714)	(33,129)	(32,569)

e.	Provision recognized in current year reconciliation

	2021	2022	2023
Total segment provision	(425)	(578)	(537)
Provision recognized from other non-operating segments	(3)	(7)	(5)
Adjustment and inter-segment elimination	(46)	18	29
Consolidated provision recognized in current year	(474)	(567)	(513)

Geographic information:

	2021	2022	2023
External revenues
Indonesia	136,482	139,983	141,157
Abroad	6,728	7,323	8,059
Total	143,210	147,306	149,216

The revenue information above is based on the location of the customers.

There are no revenue from major customer which exceeds 10% of total revenues for the year ended December 31, 2021, 2022, and 2023.

	2022	2023
Non-current operating assets
Indonesia	176,586	184,599
Abroad	3,207	2,932
Total	179,793	187,531

Non-current operating assets for segment reporting purpose consist of property and equipment and intangible assets.

33. SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.   Capital expenditures

As of December 31, 2023, capital expenditures committed under the contractual arrangements are Rp8,596 billion, US$235 million, and CNY33 million.

The above balance includes the following significant agreements:

Contracting parties	Date of agreement	Significant part of the agreement
Telkomsel and PT Phincon	September 12, 2019 - September 12, 2024	Development and Rollout Agreement ("DRA") and Technical Support Agreement ("TSA") Customer Relationship Management ("CRM") Solution System Integrator
Telkomsel, PT Ericsson Indonesia, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2021 - January 31, 2027	Procurement Agreement for Radio Ultimate Solution ("ROA") and TSA
Telkomsel, PT Sempurna Global Pratama, PT Lintas Teknologi Indonesia, and PT Ericsson Indonesia	September 1, 2021 - September 1, 2024	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	October 8, 2021 – October 8, 2024	Agreement Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development
Telkomsel and PT Application Solutions	October 8, 2021 - October 8, 2024	TSA for OCS and SCP
Telkomsat and Thales Alenia Space France ("TAS")	October 28, 2021 - October 27, 2037	Procurement and Installation Agreement of HTS 113BT Satellite System
Telkomsel and PT Ericsson Indonesia	February 13, 2022 - February 12, 2025	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Lintas Teknologi Indonesia	February 13, 2022 - February 12, 2025	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Huawei Tech Investment	March 24, 2022 - March 24, 2025	Procurement Agreement for GGSN
Telkomsat and Space Exploration Technologies Corporation ("SpaceX")	April 19, 2022 - June 30, 2025	Procurement Agreement for Launch Service of HTS 113BT Satellite

b.   Borrowings and other credit facilities

(i)   As of December 31, 2023, the Company has bank guarantee facilities for tender bonds, performance bonds, maintenance bonds, deposit guarantee, and advance payment bonds for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2024	Rp	23
BNI	500	March 31, 2024	Rp	105
Bank Mandiri	500	June 21, 2025	Rp	127
Total	1,500			255

The Company has sufficient bank facilities to meet their current obligations (Note 34b.v).

(ii)   As of December 31, 2023, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2028	Rp	621
BNI	2,100	December 11, 2024	Rp	1,453
Total	3,100			2,074

Bank guarantee facility with BRI and BNI are mainly for performance bond and surety bond of radio frequency (Note 33c.i)

(iii) Telin has a bank guarantee facilities from Bank Mandiri with a maximum credit limit of US$25 million or equal to Rp385 billion will expire on December 23, 2024. As of December 31, 2023, there is no bank guarantee facility used.

c.   Others

(i)	Radio frequency usage

With reference to Law No. 36 of 1999, the use of radio frequency spectrum and the cost of using radio frequency are determined by the government. With reference to the Decision Letter No. 025/TEL.01.02/2022 Year 2022 dated January 28, 2022 of the MoCI, the MoCI granted Telkomsel the rights to provide mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1,800 MHz, 2.1 GHz and 2.3 GHz; and basic telecommunication services.

With reference to Decision Letters No. 509 Year 2016, No. 1896 year 2017, No. 806 Year 2019, No.620 Year 2020, No. 178 Year 2021, No. 479 Year 2022, No. 90 Year 2023, and No. 188 Year 2023 of the MoCI, Telkomsel is required, among other things, to:

1.	Issue a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz.
2.	Issue a surety bond each year amounting Rp360 billion for both spectrum 2.3 GHz Block A and C.
3.	Issue a surety bond amounting Rp617.15 billion for spectrum 2.1 GHz.
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

2.	Radio frequency for band up to 2.1 GHz
License No.	Description
Decree No. 90 Year 2023 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	On February 27, 2023, Telkomsel was granted to utilize the annual radio frequency license for band 1,975 – 1,980 MHz paired with 2,165 – 2,170 MHz until March 18, 2033.
Decree No. 509 Year 2016 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCI granted the extension of the radio frequency license for band 1,970 – 1,975 MHz paired with 2,160 – 2,165 MHz until March 28, 2026.
Decree No. 806 Year 2019 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCI granted the extension of the radio frequency license for band 1,965 – 1,970 MHz paired with 2,155 – 2,160 MHz until September 30, 2029.
Decree No. 479 Year 2022 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	Telkomsel as the winner of auction and was granted to utilize the radio frequency license for band 1,960-1,965 MHz paired with 2,150-2,155 MHz effective from January 11, 2023.

3.	Radio frequency for band up to 2.3 GHz
License No.	Description
Decree No. 1896 Year 2017 of the MoCI	Telkomsel was appointed to use the radio frequency license for band 2,300 – 2,330 Mhz until 2026.
Decree No. 178 Year 2021 of the MoCI	Telkomsel as the winner to utilize the radio frequency license for band 2,330 – 2,340 MHz paired with 2,340 – 2,350 MHz for Block A and Block C, respectively until 2030.
Decree No. 487 Year 2022 of the MoCI amd. Decree No. 92 Year 2023 of the MoCI	On November 18, 2022, Telkomsel received a right to use reallocated radio frequency license for band 2,340 – 2,355 MHz paired with 2,330 – 2,360 MHz.
Decree No. 188 Year 2023 of the MoCI	On April, 2023, Telkomsel was granted an approval to allocate part of the rights-of-use of 2.3 GHz radio frequency spectrum to PT Smart Telecom.

(ii)	Radio frequency spectrum cooperation agreement

The MoCI has given approval to Telkomsel for a cooperation on the use of radio frequency spectrum with KCIC through a letter No. B-171/M.KOMINFO/SP.01.01/03/2023 dated March 17, 2023, regarding the Cooperation Agreement on the Use of Radio Frequency Spectrum in the range of 891 – 895 MHz paired with 936 – 940 MHz, with a period up to December 14, 2030.

As result from this agreement, KCIC shall pay to the Company several compensations, which are annual utilization fees totaling Rp878 billion, network recovery fee of Rp1,250 billion, as well as incremental operational and maintenance costs.

(iii)	Supplier of Google product cooperation agreement

On November 10, 2022, Sigma and PT Google Cloud Indonesia (“Google”) signed a cooperation agreement authorizing Sigma as a supplier of Google products. This Agreement requires Sigma to meet the minimum commitment to purchase Google products and is obligated to pay the difference between the realized value of the purchase of Google products and the minimum commitment. The minimum commitment values from November 2023 up to November 2024 and November 2024 up to November 2025 are US$4,500 million and US$9,000 million, respectively.

(iv)	USO

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

34. FINANCIAL INSTRUMENTS

a.   Financial assets and financial liabilities

i.    Classification

(a)    Financial assets

	2022	2023
Amortized cost
Cash and cash equivalents	31,947	29,007
Other current financial assets	1,268	1,359
Trade and other receivables	8,895	10,948
Other non-current assets	186	155
FVTPL
Long-term investment in financial instruments	8,508	8,028
Other current financial assets	81	302
FVTOCI
Long-term investment in financial instruments	22	25
Total financial assets	50,907	49,824

(b)  Financial liabilities

	2022	2023
Financial liabilities measured at amortized cost
Trade and other payables	18,920	19,049
Accrued expenses	15,445	13,079
Customers deposits	44	42
Short-term bank loans	8,191	9,650
Two-step loans	209	84
Bonds and MTN	4,793	5,343
Long-term bank loans	29,873	32,260
Other borrowings	1,314	362
Lease liabilities	18,473	20,302
Other liabilities	170	141
Total financial liabilities	97,432	100,312

ii.    Fair values

The following table presents comparison of the carrying amounts and fair values of the Company's financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets for		Significant
			identical assets or	Significant other	unobservable
			liabilities	observable inputs	inputs
2022	Carrying value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	81	81	81	—	—
Long-term investment in financial instruments	8,508	8,508	2,172	—	6,336
FVTOCI
Long-term investment in financial instruments	22	22	—	—	22
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	209	207	—	—	207
Bonds and MTN	4,793	5,614	5,614	—	—
Long-term bank loans	29,873	29,860	—	—	29,860
Other borrowings	1,314	1,311	—	—	1,311
Lease liabilities	18,473	18,473	—	—	18,473
Other liabilities	170	170	—	—	170
Total	63,443	64,246	7,867	—	56,379

			Fair value measurement at reporting date using
			Quoted prices in
			active markets for		Significant
			identical assets or	Significant other	unobservable
			liabilities	observable inputs	inputs
2023	Carrying value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	302	302	302	—	—
Long-term investment in financial instruments	8,028	8,028	2,056	—	5,972
FVTOCI
Long-term investment in financial instruments	25	25	—	—	25
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	84	83	—	—	83
Bonds and MTN	5,343	6,120	5,586	—	534
Long-term bank loans	32,260	31,473	—	—	31,473
Other borrowings	362	362	—	—	362
Lease liabilities	20,302	20,302	—	—	20,302
Other liabilities	141	141	—	—	141
Total	66,847	66,836	7,944	—	58,892

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

Loss on fair value recognized in consolidated statements of profit or loss for 2023 amounting to Rp687 billion.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2022 and 2023 are as follows:

	2022	2023
Beginning balance	4,762	6,358
Gain (loss) recognized in consolidated statement of:
Profit or loss	313	(617)
Other comprehensive income	(31)	(70)
Purchase/addition	1,338	330
Settlement/deduction	(24)	(4)
Ending balance	6,358	5,997

Sensitivity Analysis

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

		Significant	Range	Sensitivity
	Valuation	unobservable	(weighted	of the input of
Industry	technique	input	average)	fair value
Investment in equity
Non-listed equity investment - technology	OPM Backsolve method	Volatility	40% - 70%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp36 billion of the Investment value
		Exit timing	1 - 4 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp54 billion of the Investment value
		Probability of IPO	50%	50% increase (decrease) in IPO probability would result in an increase (decrease) Rp0 billion of the Investment value
	CoCos Equity	Volatility	20% - 100%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp36 billion of the Investment value
		Exit timing	1 - 6 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp61 billion of the Investment value
	Probability-weighted Method	Volatility	60% - 80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp15 billion of the Investment value
		Exit timing	1.25 - 3.25 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp34 billion of the Investment value
	Recent Transaction	Volatility	53.66% - 73.66%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp1 billion of the Investment value
		Exit timing	2 - 4 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp0 billion of the Investment value
	Market movement	Volatility	45% - 68%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp1 billion of the Investment value
		Time to liquidity	2.3 - 3.3 Years	Increase (decrease) in 1 year time to liquidity would result in an increase (decrease) Rp2 billion of the Investment value
Non-listed equity investment - credit rating agency	Discounted cash flow	Weighted Average Cost of Capital ("WACC")	11% - 22%	1% increase (decrease) in the percentage of WACC would result in an (decrease) increase Rp10 billion of the Investment value
		Terminal growth rate	1% - 5%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp7 billion of the Investment value
Non-listed equity investment - telecommunication	Discounted cash flow	WACC	3.85% - 16.5%	0.5% increase (decrease) in WACC would result in an (decrease) increase Rp0 billion of the Investment value
		Terminal growth rate	2% - 3.2%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp0 billion of the Investment value
Convertible bonds
Non-listed equity investment - technology	OPM Backsolve method	Volatility	10%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp0 billion of the Investment value
		Exit timing	1 Year	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp0 billion of the Investment value
	Market movement	Volatility	50.80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp0 billion of the Investment value
		Time to liquidity	3.3 Years	Increase (decrease) in 1 year time to liquidity would result in an increase (decrease) Rp0 billion of the Investment value
	Conversion discount	Probability of qualified financing	50%	50% increase (decrease) in probability of qualified financing would result in an increase (decrease) Rp1 billion of the Investment value

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

The fair values of long-term financial assets (other non-current assets (long-term trade receivables and restricted cash)) approximate their carrying amounts as the impact of discounting is not significant.

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

The following table present the Group's financial assets and financial liabilities exposure to foreign currency risk:

	2022		2023
	US Dollar	Japanese Yen	US Dollar	Japanese Yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	0.78	0.01	0.83	0.01
Financial liabilities	(0.19)	(1.57)	(0.24)	(0.80)
Net exposure	0.59	(1.56)	0.59	(0.79)

Sensitivity analysis

A strengthening of the U.S. Dollar and Japanese Yen, as indicated below, against the Rupiah at December 31, 2023 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2023
U.S. Dollar (1% strengthening)	91
Japanese Yen (5% strengthening)	(4)

A weakening of the U.S. Dollar and Japanese Yen against the Rupiah at December 31, 2023 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

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

As of December 31, 2023, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

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

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2022	2023
Fixed rate borrowings	27,579	38,263
Variable rate borrowings	35,274	29,738

Sensitivity analysis for variable rate borrowings

As of December 31, 2023, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp74 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.   Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2022	2023
Cash and cash equivalents	31,947	29,007
Other current financial assets	1,349	1,661
Trade and other receivable, net	8,895	10,948
Other non-current assets	186	155
Total	42,377	41,771

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

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 3.53% of trade receivables as of December 31, 2023 (2022: 4.32%).

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

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements. The Group has a net current liabilities position as of December 31, 2023, and is expected to meet its current obligations by having access to sufficient undrawn bank facilities amounted to Rp28,995 billion and USD96 (Note 20c).

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2027 and
	amount	cash flows	2023	2024	2025	2026	thereafter
2022
Trade and other payables	18,920	(18,920)	(18,920)	—	—	—	—
Accrued expenses	15,445	(15,445)	(15,445)	—	—	—	—
Customer deposits	44	(44)	(44)	—	—	—	—
Short-term bank loans	8,191	(8,191)	(8,191)	—	—	—	—
Interest bearing loans:
Two-step loans	209	(216)	(123)	(93)	—	—	—
Bonds and MTN	4,793	(10,096)	(509)	(510)	(2,574)	(293)	(6,210)
Long-term bank loans	29,873	(36,301)	(10,020)	(8,346)	(6,871)	(4,874)	(6,190)
Other borrowings	1,314	(1,394)	(1,027)	(367)	—	—	—
Lease liabilities	18,473	(21,908)	(5,741)	(4,551)	(2,766)	(2,258)	(6,592)
Other liabilities	170	(196)	(20)	(44)	(44)	(44)	(44)
Total	97,432	(112,711)	(60,040)	(13,911)	(12,255)	(7,469)	(19,036)

	Carrying	Contractual					2028 and
	amount	cash flows	2024	2025	2026	2027	thereafter
2023
Trade and other payables	19,049	(19,049)	(19,049)	—	—	—	—
Accrued expenses	13,079	(13,079)	(13,079)	—	—	—	—
Customer deposits	42	(42)	(42)	—	—	—	—
Short-term bank loans	9,650	(9,650)	(9,650)	—	—	—	—
Interest bearing loans:
Two-step loans	84	(85)	(85)	—	—	—	—
Bonds and MTN	5,343	(10,163)	(1,086)	(2,574)	(293)	(293)	(5,917)
Long-term bank loans	32,260	(38,386)	(11,194)	(8,090)	(6,901)	(4,569)	(7,632)
Other borrowings	362	(370)	(370)	—	—	—	—
Lease liabilities	20,302	(24,402)	(6,513)	(3,566)	(3,074)	(2,574)	(8,675)
Other liabilities	141	(146)	(4)	(36)	(36)	(35)	(35)
Total	100,312	(115,372)	(61,072)	(14,266)	(10,304)	(7,471)	(22,259)

The difference between the carrying amount and the contractual cash flows is interest value. The interest values of variable-rate borrowings are determined based on the effective interest rates as of reporting dates.

35. CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2022		2023
	Amount	Portion	Amount	Portion
Short-term debts	8,191	4.26%	9,650	4.74%
Long-term debts	54,662	28.46%	58,351	28.66%
Total debts	62,853	32.72%	68,001	33.40%
Equity attributable to owners of the parent company	129,224	67.28%	135,576	66.60%
Total	192,077	100%	203,577	100%

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

The Group’s debt-to-equity ratio as of December 31, 2022 and 2023 is as follows:

	2022	2023
Total interest-bearing debts	62,853	68,001
Less: cash and cash equivalents	(31,947)	(29,007)
Net debts	30,906	38,994
Total equity attributable to owners of the parent company	129,224	135,576
Net debt-to-equity ratio	23.92%	28.76%

As stated in Note 20, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the years ended December 31, 2022 and 2023, the Group has complied with the externally imposed capital requirements.

36. SUPPLEMENTAL CASH FLOW INFORMATION

a.   The non-cash investing activities for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021	2022	2023
Acquisition of property and equipment:
Credited to trade payables	5,723	4,662	3,905
Borrowing cost capitalization	52	79	124
Addition of right-of-uses assets:
Credited to leases liabilities (Note 13)	4,234	10,006	10,407
Acquisition of intangible assets:
Credited to trade payables	501	258	479

b.	The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
			Foreign
	January 1,		exchange		Other	December 31,
	2022	Cash flows	movement	New leases	Changes	2022
Short-term bank loans	6,682	1,510	(1)	—	—	8,191
Two step loans	355	(144)	(2)	—	—	209
Bonds and notes payable	6,993	(2,200)	—	—	—	4,793
Long-term bank loans	36,056	(6,218)	55	—	(20)	29,873
Other borrowings	2,605	(1,294)	—	—	3	1,314
Lease liabilities	15,887	(7,024)	60	10,006	(455)	18,474
Total liabilities from financing activities	68,578	(15,370)	112	10,006	(472)	62,854

			Non-cash changes
			Foreign
	January 1,		exchange		Other	December 31,
	2023	Cash flows	movement	New leases	Changes	2023
Short-term bank loans	8,191	1,459	—	—	—	9,650
Two step loans	209	(128)	3	—	—	84
Bonds	4,793	550	—	—	—	5,343
Long-term bank loans	29,873	2,584	(213)	—	16	32,260
Other borrowings	1,314	(954)	—	—	2	362
Lease liabilities	18,474	(6,600)	(15)	10,407	(1,964)	20,302
Total liabilities from financing activities	62,854	(3,089)	(225)	10,407	(1,946)	68,001

37. SUBSEQUENT EVENTS

a.	In January 2024, Telkomsel has paid the entire outstanding loans to BSI, Bank of China, and BJB amounting to Rp500 billion, Rp1,400 billion, and Rp500 billion, respectively.
b.	On March 27, 2024, the Company entered into credit agreement with Bank DBS amounting to Rp5,000 billion.

38. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

Effective for annual periods beginning on or after January 1, 2024

●	Amendments to IAS 1, Classification of Liabilities as Current or Non-current and Non-Current Liabilities with Covenants

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

The amendment requires a seller-lessee to subsequently measure lease liabilities arising in a sale and leaseback transaction, to ensure the seller- lessee does not recognize any amount of the gain or loss that relates to the right-of-use it retains.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

●	Amendments to IAS 7 and IFRS 7, Disclosures: Supplier Finance Arrangements

The amendments clarify the characteristics of supplier finance arrangements. Supplier finance arrangements are characterised by one or more finance providers offering to pay amounts an entity owes its suppliers and the entity agreeing to pay according to the terms and conditions of the arrangements at the same date as, or a date later than, suppliers are paid.

The amendments require an entity to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk.

An entity shall disclose in aggregate for its supplier finance arrangements including terms and conditions of the arrangements. However, an entity shall disclose separately the terms and conditions of arrangements that have dissimilar terms and conditions. An entity also disclose quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

Effective for annual periods beginning on or after January 1, 2025

●	Amendments to IAS 21, Lack of exchangeability

The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

A currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

An entity shall estimate the spot exchange rate at a measurement date when a currency is not exchangeable into another currency at that date. An entity’s objective in estimating the spot exchange rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, the entity shall disclose information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.