Form 20-F
period 2024-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2025-04-28
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Investor Relations Unit

Telkom Landmark Tower, Jl. Jend. Gatot Subroto No. 52, 51st Floor, Jakarta 12710, Indonesia

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

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to the extended transition period for complying with any new or revised financial accounting standard provided pursuant to Section 13(a) of the Exchange Act. ☐

The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by checkmark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

DEFINITIONS	5
CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION	20
FORWARD-LOOKING STATEMENTS	19

PART I

PART II

PART III

ITEM 17	FINANCIAL STATEMENTS	203
ITEM 18	FINANCIAL STATEMENTS	203
ITEM 19	EXHIBITS	204

SIGNATURES		203

EXHIBIT 1.1	Articles of Association (as amended on June 22, 2022)
EXHIBIT 2.1	Description of Securities
EXHIBIT 4.1	Deed of Spin-off of IndiHome Business Segment by Telkom into Telkomsel dated June 27, 2023
EXHIBIT 4.2	Fixed Broadband Core Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023
EXHIBIT 4.3	IT System Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023

EXHIBIT 4.4	Wholesale Agreement between Telkom and Telkomsel dated April 6, 2023
EXHIBIT 8.1	List of Significant Subsidiaries
EXHIBIT 11	Insider Trading Policy
EXHIBIT 12.1	CEO Certification pursuant to section 302
EXHIBIT 12.2	CFO Certification pursuant to section 302
EXHIBIT 13.1	CEO Certification pursuant to section 906
EXHIBIT 13.2	CFO Certification pursuant to section 906
EXHIBIT 97.1	Guidelines for the Deferred Bonus Mechanism of Telkom dated June 22, 2022

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

5G

A fifth-generation of cellular mobile communications which targets high data rate, reduced latency, energy saving, cost reduction, higher system capacity and massive device connectivity.

5G Fixed Wireless Access Technology Roadmap

The strategic plan that outlines the deployment of 5G networks to provide high-speed, reliable wireless internet connectivity directly to homes and businesses.

A2P SMS

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

BRTI

The Badan Regulasi Telekomunikasi Indonesia, or Indonesian Telecommunications Regulatory Authority, a Government body in charge of regulating Indonesia’s telecommunications sector.

BTS

Base Transceiver Station, equipment that transmits and receives radio telephony signals to and from other telecommunications systems.

Business Competition Law

Law No. 5 of 1999 on Prohibition of Monopolistic Practice and Unfair Business Competition, as amended by the Job Creation Law 2023.

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

CLS

Cable Landing Station, a facility where submarine telecommunications cables land, connecting the underwater network infrastructure to the terrestrial networks, enabling data transmission between continents and countries.

Common stock

Our Series B Shares having a par value of Rp50 per share.

COVID-19

The global 2019 novel coronavirus and its variants.

Constitutional Court

Mahkamah Konstitusi or the Constitutional Court, the state institutions in Indonesia that exercises judicial power and has the primary role of reviewing the constitutionality of Laws.

CPaaS

Communications Platform-as-a-Service, a cloud-based platform that provides the ability to customers to add real-time communication features to their business applications. SMS, voice, or other messaging capabilities are features that can be added to such business applications.

CPE

Customer Premises Equipment, any handset, receiver, set-top box, or other equipment used by the consumer of wireless, fixed line or broadband services, which is the property of the network operator and located on the customer’s premises.

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

DCPP

Defined Contribution Pension Plan, a type of retirement plan in which the amount of the employer’s annual contribution is specified. Individual accounts are set up for participants and benefits are based on the amounts credited to these accounts (through the employer’s contributions and, if applicable, the employee’s contributions) plus any investment earnings on the money in the account. Only the employer’s contributions to the account, and not future benefits, are guaranteed. In defined contribution plans, future benefits fluctuate on the basis of investment earnings.

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

DGPIO

The Director General of Post and Informatics Operations of the Republic of Indonesia, an official in MoCD who is responsible for overseeing and certifying the operations of postal services and information technology within Indonesia.

DGT

Directorate General of Taxes, a Government body under the Ministry of Finance of Indonesia that is responsible for developing taxation-related policies.

DTH

Direct-to-Home satellite broadcasting, the distribution of television signals from high-powered geostationary satellites to small dish antennas and satellite receivers in homes across the country.

Dwiwarna Share

The Series A Dwiwarna Share having a par value of Rp50 per share, which is held by the Government and provides special voting rights and veto rights over certain matters related to our corporate governance. For more information, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders — Relationship with the Government and Government Agencies.”

E-Commerce

Electronic commerce, the buying and selling of products or services over electronic systems such as the internet and other computer networks.

E-Money

Electronic money, money or script that is only exchanged electronically.

E-KYC

 Electronic Know your Client, a process by which a customer’s identity and address are verified electronically.

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

FTTx

Fiber To The x, a collective term used in telecommunications to describe various network architectures that use fiber optic cables to deliver high-speed internet and communication services to end-users. The “x” in FTTx represents the point at which the fiber optic connection ends in the network relative to the end-user. Common FTTx configurations include Fiber to the Home (“FTTH”) and Fiber to the Building/Business (“FTTB”).

Future State Architecture

A conceptual blueprint that represents an organization’s direction for technological development and transformation, planning the evolution of its systems to achieve strategic goals.

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

GPON

Gigabyte-Passive Optical Network, the most widely deployed type of passive optical network system that brings fiber optic cabling and signals all or most of the way to end-users.

GPRS

General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilizes the network when there is data to be sent.

GraPARI

Telkomsel’s customer service centers in Indonesia.

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

IFRS

International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”).

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

Indonesia Cyber Core

The strategic framework and capabilities developed by the Government to safeguard Indonesia’s cyber space, aligning with national interests and political strategies.

Industry 4.0

The transformative phase in manufacturing that emphasizes automation, real-time data, interconnectivity, machine learning, and cyber-physical systems to create smart, interconnected production facilities.

Interconnection

The physical linking of a carrier’s network with equipment or facilities not belonging to that network.

IODN

Intelligent Optical Distribution Network, a pioneering technology that augments FTTH networks’ efficiency by integrating smart components such as eIDs and tools for the advanced management and operation of fiber optics, streamlining service provisioning and reducing manual errors.

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

LoRa

 From “long range,” a physical proprietary radio communication technique that is based on spread spectrum modulation techniques derived from chirp spread spectrum (CSS) technology.

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

MoCD

Kementerian Komunikasi dan Digital or the Ministry of Communication and Digital of the Republic of Indonesia (formerly known as the “Ministry of Communication and Informatics or “MoCI,”). effective as of October 2024). In this Form 20-F, any reference to MoCD refers to the same institution previously known as MoCI prior to the name change and encompasses the roles, functions, and authorities formerly held by MoCI.

MoF

The Ministry of Finance of the Republic of Indonesia.

MoL

Kementerian Hukum or the Ministry of Law of the Republic of Indonesia (formerly known as the Ministry of Law and Human Rights or “MoLHR”).

MOU

Memorandum of Understanding.

MSAN

Multi-Service Access Node, a network device typically installed in a telephone exchange that connects customers’ telephone lines to the core network, providing multiple services including telephone, ISDN, and broadband such as DSL all from a single platform, serving as the boundary between customer interfaces and the transport network.

MSME

Micro, Small and Medium Enterprise.

MSOE

Kementerian Badan Usaha Milik Negara or the Ministry of State-Owned Enterprises of the Republic of Indonesia.

Multi-Service Aggregation Networks

A network architecture that consolidates various network services, such as voice, data, and video, onto a single, scalable platform to optimize resource utilization and enhance service delivery.

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

Neutra DC

Neutral Data Center facilities, specifically under Telkom Group’s NeutraDC brand in Singapore, offering colocation and cloud services.

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

NGSO satellite

Non-Geostationary Orbit satellite, satellite orbits where satellites are not stationary relative to the Earth’s surface but move across the sky, such as Low Earth Orbit (LEO), Medium Earth Orbit (MEO), and Highly Elliptical Orbit (HEO) satellites.

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

NYSE

The New York Stock Exchange.

Open Cable Technology

Submarine cable systems that provide the purchaser or Internet Content Provider (“ICP”) with the flexibility to select their own Submarine Line Terminating Equipment (“SLTE”), instead of being limited to pre-installed hardware, which allows for greater freedom in network design and operation.

ONT

Optical Network Terminal, a device that converts fiber-optic signals into usable data formats (e.g., Ethernet) at the customer’s premises in a fiber-to-the-home (“FTTH”) setup.

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

Pajak Bumi dan Bangunan

Land tax in Indonesia, also known as Pajak Bumi dan Bangunan (PBB), which is levied on land ownership and is a key component of Indonesia’s taxation system.

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

SDAN

Software Defined Access Network, the application of SDN principles to the access network, which connects end-users’ premises to the central network infrastructure of a service provider.

SDN

Software-Defined Networking, an architecture that dynamically manages networks programmatically, enabling centralized, flexible, and efficient control through abstraction of lower-level functionality.

SD-WAN

Software-defined Wide Area Network, an approach that uses software to deploy, operate and manage WAN architectures more easily and with increased connectivity.

SEA-US

Our fiber-optic submarine cable network connecting Southeast Asia (Indonesia and the Philippines) to the United States.

SEA-ME-WE-5

Our submarine fiber-optic communication cable system connecting Singapore to France and Italy through 17 countries.

Service node technologies

Essential components within a communications network infrastructure designed to manage data delivery, integrating various functionalities, and ensuring optimal service quality and efficiency.

SFU

Single Family Unit, a fiber-optic network solution or device designed specifically to provide broadband services to individual, standalone residential homes.

SIM Card

Subscriber Identity Module card, a microchip in a mobile phone that connects it to a particular phone network.

SLA calculations

Service Level Agreement calculations, monitoring and analyzing traffic across all segments and routes to ensure that network performance meets the agreed-upon targets.

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

Telecommunications BHP

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

uCPE

Universal Customer Premises Equipment, a flexible, general-purpose hardware device that runs multiple virtualized network functions (VNFs) like routing, firewalls, and SD-WAN on a single platform, replacing the need for dedicated hardware for each function.

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

CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION

Unless the context otherwise requires, the terms “Company,” “Telkom,” “Group,” “Telkom Group,” “we,” “us,” and “our” refers to Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries. “Indonesia” refers to the Republic of Indonesia. “Government,” except if stated otherwise, refers to the Government of the Republic of Indonesia. “United States,” “U.S.” or “US” refers to the United States of America. “United Kingdom” or the “UK” refers to the United Kingdom of Great Britain and Northern Ireland. “HK$” refers to the Hong Kong Dollar, the lawful currency of Hong Kong. “MYR” refers to the Malaysian Ringgit, the lawful currency of Malaysia. “Rupiah,” “Indonesian Rupiah” or “Rp” refers to the lawful currency of Indonesia. “SG$” refers to the Singapore Dollar, the lawful currency of Singapore. “U.S. Dollar” or “US$” refers to the lawful currency of the United States.

Our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2024 included in this Form 20-F (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Solely for the convenience of the reader, certain Indonesian Rupiah amounts have been converted into U.S. Dollars at the rate of Rp16,095.0 to US$1.00 for December 31, 2024 and Rp15,398.5 to US$1.00 for December 31, 2023 based on the middle exchange rate which is calculated based on the Reuters Refinitiv buying and selling rates. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian Rupiah. No representation is made that the Indonesian Rupiah or U.S. Dollar amounts shown herein could have been or could be converted into U.S. Dollars or Indonesian Rupiah, as the case may be, at any particular rate or at all.

Certain numerical figures set out herein, including financial data, have been subject to rounding adjustments and, as a result, the totals of the data disclosed herein may vary slightly from the actual arithmetic totals of such information. Percentages and amounts reflecting changes over time periods relating to financial and other data under “Item 5. Operating and Financial Review and Prospects” are calculated using the rounded numerical data in the narrative description under “Item 5. Operating and Financial Review and Prospects” and not the numerical data in our Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our current expectations and projections for our future operating performance, business prospects and events. The words “may,” “will,” “believe,” “expect,” “anticipate,” “aim,” “seek,” “intend,” “plan,” “likely to,” “potential,” “estimate,” “project,” “continue” and similar words or expressions identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections of future events that we believe may affect our financial condition, results of operations, business strategy and financial needs.

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

In addition, all statements other than statements of historical facts included in this Form 20-F that address activities, events, or developments which we expect or anticipate will or may occur in the future are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. Although we believe that the expectations reflected in the forward-looking statements herein are reasonable, such expectations may prove to be incorrect. These forward-looking statements are subject to a number of risks and uncertainties, including changes in the economic, social, and political environments in Indonesia. This Form 20-F discloses, under “Item 3D — Risk Factors” and elsewhere, important factors that could cause actual results to differ materially from our expectations.

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
•

Our networks and equipment face potential physical and cybersecurity threats, such as theft, vandalism, and acts intended to disrupt our operations, which could materially and adversely affect our operating results.

•	Damage to our reputation could negatively impact our business, financial condition, and results of operations.

●	We face a number of risks relating to our internet-related services, including negative associations with and claims arising from content carried over our network or on the websites we host.
•	Expected benefits from investment in new networks and technologies may not be realized.
•	We rely on third parties to supply and maintain our network infrastructure, and they may be difficult to replace.
•

Our satellites have limited operational lives and they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of a satellite, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services.

●	Actual or perceived health risks or other problems relating to radio emissions could lead to litigation or decreased mobile communications usage.
●	Health epidemics or pandemics and the economic disruption caused by various measures to reduce its spread have had and may continue to have adverse consequences of uncertain magnitude and duration on our operations.

Risks Related to our Fixed and Cellular Telecommunications Business

•	Competition from other cellular service providers may adversely affect our cellular services business.
•	Our data and internet services are facing increasing competition, and we may experience declining margins and/or market share from such services as such competition intensifies.
•	Cellular network congestion and limited spectrum availability could limit our cellular subscriber growth and cause reductions in our cellular service quality.
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

•	We are subject to the control of the Government and its interests may not necessarily align with the interest of our other shareholders or our own interests.

Financial Risks

•	If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
•	Deterioration of the financial condition of our customers could adversely affect our operating results.
•	We are exposed to interest rate risk in relation to our bank borrowings.
•	We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia.

Legal and Compliance Risks

•

We are and may be subject to legal proceedings, claims and investigations, including for allegations relating to our public disclosures and disputes and litigation with regulators, competitors and other parties. If the outcomes of these proceedings, claims and investigations are adverse to us, our business, results of operations and financial condition could be materially and adversely affected, including because we may be subject to criminal or civil sanctions, or be required to restate our financial statements from prior periods.

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

•	Applicable regulations on tariffs and their implementation as supervised by MoCD may affect our revenues and earnings.
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

•	Our electronic money business is highly regulated.
•	We may experience changes in governance as an SOE.

Risks Related to the Development of New Businesses and Acquisitions

●	We may not succeed in our efforts to develop new businesses.
•

Due to intense competition for highly skilled personnel, we may fail to attract, recruit, retain, and develop qualified employees, which could materially and adversely impact our business, prospects, financial condition, and results of operations.

•	If we are unable to manage our growth effectively, our business and financial results may be adversely affected.
•	Our acquisition activities expose us to various risks.

Risks Related to our Corporate Structure

●	We are dependent on our subsidiary, PT Telekomunikasi Selular ("Telkomsel"), a cellular telecommunications services and cellular telecommunications networks company.
●	Our effort to streamline our corporate structure may not create expected synergies and efficiency in a timely fashion or at all.
●	Our controlling shareholder’s interests may differ from those of our other shareholders.

•	Our Articles of Association contain certain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Risks Related to Indonesia

Political and Social Risks

•	Current political and social events in Indonesia may adversely affect our business.
•	Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities.
•

We may be affected by uncertainty in the delineation of the respective prerogatives and responsibilities of, and the balance of power between, local governments and the central Government in Indonesia.

Macroeconomic Risks

•	Negative changes in global, regional or Indonesian economic activity could materially and adversely affect our business.
•	Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us.
•	Rapid and excessive increases in levels of inflation and interest rates in Indonesia could materially and adversely affect our financial condition and results of operations.
•	Downgrades of credit ratings of the Government or Indonesian companies could materially and adversely affect our business.
•	Uncertainty in respect of manpower legislation in Indonesia could materially and adversely affect our business.

Risks related to Natural Disasters and Climate Change

•	Indonesia is vulnerable to natural disasters and events beyond our control, which could materially and adversely affect our business and operating results.
•	We are exposed to the potential for financial loss and further non-financial detriments arising from climate change and society’s response to it.

Risks related to our ADSs

•	The trading price of our ADSs may be volatile, which could result in substantial losses to you.
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

Our network infrastructure and connected systems, including our information systems, IT and infrastructure and the networks of other operators with whom our subscribers are interconnected, are vulnerable to damage or interruptions in operation due to a variety of causes such as earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption or similar events. Past incidents have demonstrated our susceptibility to such damage or interruptions in operation. In 2022, we faced interruptions to some submarine cable communication systems as a result of damage from flood, earthquakes, a ship’s anchor and fishing equipment, among other things. As a result, services in east Indonesia were disrupted as we had to redirect affected traffic through satellites until the submarine cables could be restored. In 2024, we faced significant infrastructure impacts due to natural disasters and accidents, including earthquakes affecting STO Bawean and Kebalen on March 22, Witel West Sumatra on May 12, and Witel Mataram on May 14, as well as fires at STO Cirebon on July 21 and Site Bunyu on August 21. Such incidents not only disrupt our ability to provide continuous service but also strain our resources during recovery efforts.

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

We are selectively deploying 5G while considering ecosystem readiness, which includes spectrum availability—crucial for coverage and quality—5G handset penetration, and the development of 5G use cases. Our development of 5G services in 2024 included the expansion of the Hyper 5G network primarily in Bali and Greater Jakarta, along with the launch of 5G use cases. As of December 31, 2024 our 5G services covered 56 cities across Indonesia, with an additional 321 5G BTS, bringing the total to 975 5G BTS. However, emerging technologies such as 5G and future development or application of new or alternative technologies, services or standards could require substantial investments and significant changes to our business model in order for us to remain competitive, as new products and services may be expensive to develop and may result in the introduction of additional competitors into the marketplace. We cannot accurately predict how emerging and future technological changes will affect our operations or the competitiveness of our services. Furthermore, we may not succeed in effectively integrating new technologies into our existing business model. For instance, if our rollout of 5G may not meet expectations for customer adoption or return on investment in terms of magnitude and/or timeline, it may negatively impact our financial condition and results of operations.

One of the main challenges faced by the telecommunications industry in Indonesia is the increasing use of OTT services that have become substitutes for voice and SMS services, in line with the growing number of smartphone users. This has affected the contribution from cellular phone services to our consolidated revenues, which has continued to decline from 8.2% in 2022 to 5.5% in 2023 and 4.2% in 2024, computed as a percentage of our consolidated revenues for the fiscal years ended December 31, 2022, 2023, and 2024, respectively.

Moreover, we face ongoing risks of losing market share to new market entrants such as operators and service providers (including non-telecommunications players and OTT players) who utilize newer or lower cost technologies. In particular, the rapid development of new technologies, services, products, and business models has reduced the distinctions in barriers to entry for the provision of local, long distance, wireless, cable and internet communication services and has attracted new competitors into the telecommunications market. For example, the planned entry of Starlink, with its ‘Direct to Cell’ service, could result in the adoption of competitive pricing strategies that could negatively impact our market share. Additionally, the increased availability of high-throughput satellite capacity in Indonesia has already intensified competition and placed downward pressure on pricing in our satellite operations. A loss of market share could have a material and adverse effect on our business, prospects, financial condition, and results of operations.

We may also be unable to sufficiently utilize big data and integrate this into our operations. Digital businesses especially benefit from significant data analyses, and we may not be able to innovate as fast as other competitors in this and other areas. As a result, we may fail to successfully transition our existing business models to take advantage of new technologies such as big data analytics and to develop new technologies and services that customers demand.

In addition, the rapid development and deployment of AI technologies have the potential to significantly alter traffic patterns within our networks in the future. While we are not currently experiencing such shifts, AI-driven applications and services may generate unprecedented increases in data transmission and utilization, requiring us to reengineer our network topology. Such modifications could necessitate substantial investments in our infrastructure and systems, subsequently increasing our operational costs. Moreover, these changes may not be accompanied by proportional revenue growth, as consumers and enterprises increasingly adopt AI innovations that rely on high-speed, low-latency networks but do not necessarily provide additional revenue streams for telecommunications operators. If we fail to anticipate and effectively manage these potential impacts, AI-driven trends could materially and adversely affect our profit margins, financial condition, and overall market competitiveness.

Our technologies could become obsolete, or be subject to competition from new technologies in the future, and we may not be able to acquire new technologies necessary to maintain or increase our competitiveness on commercially acceptable terms, or in a timely fashion. Our failure to react to rapid technological changes could materially and adversely affect our business, financial condition, results of operations and prospects.

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

We may face revenue leakage or problems with collecting all the revenues to which we may be entitled due to the possibility of inaccurate billing, delays in transaction processing, dishonest customers or other factors. Further, our services might be susceptible to piracy and unauthorized usage. Such piracy and unauthorized usage may lead to a loss of revenue for our Group. For example, in recent years we have lost revenue as a result of fraudsters’ use of simboxes, which are electronic boxes that use cell phone antennae or a BTS on which local operator SIM cards are installed so that international calls can be fraudulently routed to local numbers, enabling fraudsters to bypass interconnection rates in the destination country. Such revenue leakages constitute a loss of potential revenue that is difficult to quantify and may lead to a loss of revenue for our Group, which may affect our financial conditions and results of operations.

Expected benefits from partnerships with global technology companies may not be achieved.

We partner and collaborate with global technology companies such as Microsoft and Amazon Web Services as part of our strategy of providing digital IT services to our businesses. Global technology companies have capabilities and scale that we may not be able to create and develop organically, whether in the near-term or at all, and such partnerships are necessary to achieve some of our strategic goals. Our reliance on global technology companies is especially critical for major projects, such as developing a vertical digital ecosystem in Indonesia, fostering digitalization by providing wider access to digital tools for businesses and government agencies, and generally supporting Indonesia’s digital development through our contribution to the One Data Indonesia initiative, the Government’s plan for digitizing Government data and facilitating transfers of such data, and the Government’s implementation of the National Digital Platform.

However, we may be unable to identify suitable partners for achieving such strategic goals or we may not benefit as expected from our partnerships with selected global technology companies. For example, there may be differences between our interests and our partners’ interests as a result of pursuing different strategies, developing competing services, competing for the same customers, or other reasons outside of our control.

As we strategically focus on the development of digital products, services and the development of a digital ecosystem, we may also become increasingly reliant on technology owners with whom we partner, in particular if we are not able to develop certain digital capabilities organically or if we do not develop or attract digital talents.

Delays and failures in the implementation of national strategic plans such as the National Digital Platform, the development of an E-government architectural framework for the central Government, local governments, agencies and state-owned companies, and the successful implementation of the Government’s inclusive digital transformation strategy for Indonesia could also negatively impact our own strategic initiatives and partnerships to the extent they rely on the success of such national initiatives.

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

Our networks and equipment, particularly our wireline access network, face both potential physical and cybersecurity threats. Physical incidents or threats include facility access issues, energy blackouts, fire, power loss, telecommunications failure, catastrophic events such as landslides and earthquakes, theft and vandalism of our equipment and organized attacks against key infrastructure intended to disrupt operations. For example, our fiber optic cables were cut several times in 2023 and 2024 because of vandalism, which caused temporary interruptions to our traffic.

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

We protect confidential information and personal data on our systems by entering into confidentiality agreements with employees, consultants, customers, suppliers, and service providers, and we design our networks and implement various procedures to restrict unauthorized access and dissemination of such information and data. Nonetheless, we, our service providers and others who may have access to our systems and confidential information are still subject to internal and external cybersecurity threats. For instance, current, departing, or former employees, business partners, consultants, and other individuals which whom we do business could attempt to improperly use or access our computer systems and networks, or those of third-party service providers’, to copy, obtain and misappropriate our confidential information, including personal data.

A lack of awareness among our employees and service providers of the cybersecurity risks that we face, as well as a lack of cybersecurity skills and capabilities, could contribute to our vulnerability if not adequately addressed in our training and awareness programs. Cyber-attacks may be conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation-states, nation state-supported actors, and others. Our network and website are frequently targeted by cyber-attacks. For example, in August 2022, a hacker leaked what they claimed was personal data from millions of IndiHome users. While our subsequent internal investigation determined that this data was fabricated, we may face reputational damage even from false leaks. Further, since the COVID-19 pandemic we have experienced increased online and remote activities, including from our employees and service providers, which has increased our exposure to cybersecurity risk. In 2024, we detected 699.2 million cyber threats on our servers, showing an increase from 2023, where 65.9 million cyber threats were detected.

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

Cybersecurity breaches could expose us to significant legal, financial, and reputational consequences. Due to applicable laws, regulations and contractual obligations, we may be held responsible for cybersecurity breaches, attacks or other similar incidents, and we may be subject to additional regulatory scrutiny and exposed to civil litigation, fines, damages and injunctions.

A successful cyber-attack may lead us to incur substantial costs and devote increasing resources to repair damage or restore data, implement substantial organizational changes, new safeguards, system improvements, new cybersecurity due diligence procedures and training to prevent future similar attacks and lost revenues and litigation costs due to misused sensitive information, liabilities for information loss, breaches of confidentiality of private information, and cause substantial reputational damage, loss of customer confidence in the adequacy of our threat mitigation and detection processes and procedures, and impact our competitive position. Cyber-attacks may also cause equipment failures, loss of information, including sensitive information or information stored in our customers’ computer systems and mobile phone systems, failure or perceived failure to comply with applicable privacy, security or data protection laws, or our failure to make adequate or timely disclosures to the public, regulators, shareholders or law enforcement agencies following any such event, as well as disruption to our operations or our customers’ operations. Even a false claim that we were the victim of a cyber-attack may be detrimental to our reputation, and we may face attempts to blackmail us over allegedly or actually stolen data and through ransomware attacks.

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

Our reputation is a critical factor in our relationships with customers, employees, the Government, other state-owned enterprises, suppliers and other stakeholders. Incidents involving any of the quality of our products and services, security, or safety issues, allegations of unethical behavior or misconduct or legal non-compliance, internal control failures, data or privacy breaches, workplace safety incidents, environmental incidents, the use of our communications systems for illegal or objectionable applications, negative media reports, the conduct of our partners or representatives, and other issues or incidents that, whether actual or perceived, may result in adverse publicity and be detrimental to our reputation. In addition, we are subject to corporate governance laws and regulations as well as corruption risks. We are committed to combating corruption such that our operations are conducted in accordance with applicable anti-corruption laws and record- keeping requirements, and to minimize the risk of potential violations, our management systems include a Corporate Code of Conduct, as well as other specific guidelines, policies and directives designed to minimize and detect potential violations of such laws and requirements in our operations in a timely manner. However, there is no assurance that all of our employees, consultants, agents or partners will follow at all times our Code of Conduct and such guidelines, policies and directives, or that our management systems can fully prevent violations of anti-corruption laws and record-

keeping requirements or will effectively detect any such violation in a timely manner. There is also an increased demand from external stakeholders, for example non-governmental organizations and investors, on transparency and corporate responsibility issues that may be difficult to fulfill.

We have received requests for information and documents from authorities in the United States and Indonesia regarding compliance with anti-corruption and accounting laws and regulations in these jurisdictions and we have engaged outside counsel to assist in responding to these requests.  While we are fully committed to cooperating with the U.S. and Indonesian authorities and continue to respond to their requests, we cannot predict the duration and outcome of those requests.

In addition, if we fail to respond quickly and effectively to address such incidents or requests, we may receive negative publicity, which could harm our reputation and subject us to enforcement actions and/or legal proceedings, sanctions, fines or penalties, compliance conditions or other restrictions. Moreover, we may incur substantial costs in connection with requests from authorities, regardless of the outcome of any on-going investigations. Damage to our reputation could harm customer relations, reduce demand for our services and products, reduce investor confidence in us, and may also damage our ability to compete for customers and highly skilled employees. Any of the foregoing risks and uncertainties could have material adverse effects on our business, operating results, financial condition, reputation, and brand.

We face a number of risks relating to our internet-related services, including negative associations with and claims arising from content carried over our network or on the websites we host.

In addition to cybersecurity threats, since we provide connections to the internet and host websites for customers and develop internet content and applications, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. For example, in the past, due to an escalation in spam messages generated from email addresses on the Telkom network, Telkom was placed on certain IP blacklists which blocked all email generated from Telkom addresses for almost a week until remedial measures could be put into place. This issue has persisted into 2024, with instances of spam generation and subsequent blacklisting continuing to occur. Measures we have in place, such as administrative and technical preventative measures to identify and combat spam, may not always be effective and we could also be placed on certain IP blacklists again in the future.

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

We may pursue new growth opportunities in the communications industry in the future, including introducing services and products employing new technologies, such as next generation network technologies, virtualization, software-defined networking, cloud-based technologies, new video and content delivery platforms, digital marketing, home fiber, fixed-mobile convergence, and Wi-Fi 6. The implementation of these new technologies depends on a number of factors, including the development of our network and the launch of new and commercially viable products and services involving these technologies. We may have to incur substantial expenditures to develop our network, services and products and to gain access to related or enabling technologies in order to successfully implement these new technologies.

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

Further, we may face the risk of unforeseen complications in the deployment of new technologies. Any newly adopted technology may not perform as expected, and we may not be able to successfully or on a timely basis develop the new technology to effectively and economically deliver services based on such technology. For example, the deployment of our 5G network requires significant capital expenditures for the development of network infrastructure. See “— Risks Related to Our Business — The rapid pace of technological change in the telecommunications industry may adversely affect our ability to remain competitive if we cannot successfully integrate new innovations” and “— Risks Related to Our Business — We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia.”

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

We rely on a limited number of leading international telecommunications equipment manufacturers, including Huawei, ZTE Corporation and Ericsson, for equipment and services required to maintain and expand the infrastructure required for our mobile network and 5G deployment. The successful build-out and operation of our networks depend heavily on obtaining adequate supplies of core and transmission telecommunications equipment, fiber, switching equipment, radio access network solutions, base stations and other services and products on a timely basis. Most of this equipment cannot be sourced locally. Our business could be materially impacted by disruptions to our key suppliers’ businesses or supply chains due to factors such as significant geopolitical events, changes in law or regulation, the introduction of restrictions to curb epidemics or pandemics, as seen during the COVID-19 pandemic, trade tensions and direct or indirect export and re-export restrictions. We may experience difficulty in replacing a number of our suppliers in the event that they fail to supply us with the components and/or equipment we require. Failure to obtain adequate supplies or services in a timely manner or on commercially acceptable terms or at all may result in significant increases to the cost of our supplies or services or in our inability to maintain and to expand our mobile network, any of which may have a material and adverse effect on our business, prospects, financial condition and results of operations.

Further, the ability of certain suppliers such as Huawei to ensure the supply of equipment or services provided to us or any entity in our supply chain may be impaired as a result of sanctions imposed on such manufacturers. For instance, the United States Department of Commerce added Huawei and certain of its affiliates to its “Entity List,” which prohibits companies globally from directly or indirectly exporting, re-exporting or transferring items subject to U.S. export control jurisdiction to Huawei without authorization and procuring items from Huawei when the companies know or have reason to know that the items were originally procured by Huawei in violation of U.S. export control regulations. If the supply of items we source from Huawei were disrupted by such restrictions, and if we were unable to source similar equipment from other suppliers in a timely fashion and at commercially acceptable conditions, it could negatively impact our operations and prospects. New sanctions, the concerns of customers and business partners, reputational and other reasons could require us to reevaluate our existing supply chains.

Additionally, global supply chain disruptions caused by geopolitical conflicts, such as the conflict in Ukraine, have impacted the supply of critical components, including semiconductors, which are essential for the equipment and devices required for our network infrastructure. The conflict has disrupted the supply of raw materials vital for semiconductor manufacturing, such as neon gas—of which Ukraine was a major global producer before the conflict—and palladium, of which Russia is a leading global supplier, thereby worsening the global chip supply crisis. This disruption has also affected semiconductor production capacity, resulting in the undersupply of chips. Consequently, these supply chain challenges have delayed the expansion of our data center capacity, including delays in the development of our Cikarang data center in 2023. Should these disruptions persist, they could continue to hinder our ability to acquire necessary components for maintaining and upgrading our network infrastructure, including the rollout of 5G technologies, potentially resulting in higher costs, extended project timelines, and possible service interruptions, which may negatively impact our operational performance, financial condition, and competitive position.

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

We operate three satellites: Telkom-3S, Telkom Merah Putih and Telkom Merah Putih-2. These satellites have limited operational lives, and their design lives are expected to end in 2032, 2033 and 2040 approximately, respectively. A number of factors affect the operational lives of satellites, including the quality of their construction, durability of their systems, sub-systems and component parts, on-board fuel reserves, accuracy of their launch into orbit, exposure to micrometeorite storms, or other natural events in space, collision with orbital debris, and the manner in which the satellite is monitored and operated.

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

Governmental responses to health epidemics or pandemics, including operational restrictions, can also affect the foregoing and adversely affect our business, operations, prospects, and results of operations. Moreover, predicting the duration and scope of a health epidemic or pandemic can be challenging, as it depends on many factors, including the emergence of new variants and the availability, acceptance, and effectiveness of preventative measures. Further, the negative impact of health epidemics or pandemics on the global economy may increase counterparty risks or increase difficulties in collecting fees, which may negatively impact our cash flows, delay certain of our projects, and reduce our ability to access capital or increase financing costs.

Risks Related to our Fixed and Cellular Telecommunications Business

Competition from other cellular service providers may adversely affect our cellular services business.

The Indonesian cellular service business is highly competitive. Competitors continue to make long-term investments to improve network quality and coverage, expand services and enhance customer experience. In recent years, competitors have used promotional strategies such as offering bonus data packages, which have reduced profitability in the Indonesian market. In 2024, however, the cellular industry saw a trend of gradually raising prices after a period of declines during the COVID-19 pandemic. It is uncertain whether this trend of increasing prices will continue, however, as companies balance long-term profitability with competitive pricing pressures. Further, our ability to compete on price may be limited for certain services. The Job Creation Law 2023 allows the Government to determine upper and lower price limits based on public interest and fair business competition principles, and MoCD Regulation No. 5 of 2021 on Telecommunications Operation (“MoCD Regulation No. 5/2021”) also stipulates that implementation of the upper and/or lower limit tariff must be preceded by evaluation by MoCD of factors such as market conditions, cost analysis, public interest, financial performance of our Company, and the continuity of such services. Upper limits may be determined in areas where only one telecommunications operator operates, and lower limits may be determined based on the Government’s assessment of prevailing market conditions.

Competition is growing, particularly from OTT providers, as more customers switch from legacy communications to data services. With major urban markets becoming saturated, several cellular companies have expanded coverage and product offerings outside Java, prompting Telkomsel to focus on defending its market share in such regions. Additionally, we are facing increased competition by non-market leader competitors who continue to target specific customer segments.

In addition, we face competition from Starlink, a satellite-based broadband service from SpaceX (“Starlink”). Starlink has officially begun offering direct satellite broadband access to retail customers in Indonesia after receiving approval from MoCD in April 2024 to offer such services. This development may lead to heightened competition in the retail broadband sector moving forward. The limitations of satellite-based services, particularly their reduced effectiveness in urban areas due to signal obstructions, could impact Starlink’s competitiveness. Nonetheless, Starlink’s Direct-to-Cell service, which is in its trial phase as of the date hereof, poses a significant threat as it has the potential to compete directly with existing cellular services and could replace traditional cellular networks, especially in rural or open areas where direct satellite connectivity is more feasible.

As Indonesia’s first 5G operator, Telkomsel anticipates increased competition in the rollout of 5G services, including bidding for spectrum allocation and investment in and deployment of 5G infrastructure. Our 5G strategy increasingly involves IoT solutions, which is mostly enabled by 5G technologies, but customer adoption may not meet expectations. Further, limited or unavailable spectrum at suitable prices would negatively impact our 5G deployment strategy and prospects, which could have a material and adverse effect on our business, results of operations and financial condition.

Consolidation in our industry could negatively impact our competitive position and business. Competitors with wider spectrum access and integrated networks may expand coverage. For instance, in January 2022, CK Hutchison and Qatar’s Ooredoo merged their respective telecommunications businesses in Indonesia, PT Hutchison 3 Indonesia and PT Indosat Tbk. (“Indosat”), forming Indosat Ooredoo Hutchison (“IOH”). Furthermore, in 2024, merger plans were announced between PT XL Axiata Tbk and PT Smartfren Telecom Tbk. Such consolidations in the telecommunications industry align with the Government’s goal under the Job Creation Law 2023 of making this sector more efficient by encouraging fewer, larger market players. As competition intensifies, further consolidation among cellular providers may occur, driven by competitive factors as well as efforts to reduce operating costs and obtain wider spectrum allocation to expand their integrated network coverage. Spectrum refarming has provided wider allocations, enabling competitors such as Indosat to improve service quality and network capacity. However, additional competitor consolidation may adversely affect our competitive position in the market and our business, results of operations, financial condition, and prospects.

Furthermore, Government regulations have required cellular providers to share infrastructure and capacity with competitors. According to the Job Creation Law 2023, which is implemented by MoCD Regulation No. 5/2021, telecommunications operators are required to grant access for the utilization of passive infrastructure for telecommunications purposes to other telecommunications providers on a B2B basis. MoCD Regulation No. 5 of 2021 on Telecommunications Operators (“MoCD Regulation No. 5/2021”) prohibits owners of passive infrastructure from restricting access to its utilization (for example, by reserving the passive infrastructure for services of greater public interest). Additionally, MoCD Regulation No. 5/2021 establishes conditions for the imposition of tariffs for the utilization of passive infrastructure by owners of such infrastructure, and grants MoCD the authority to determine such tariffs if owners of passive infrastructure fail to meet the conditions for tariff imposition. See “— Risk Factors — Risks Related to Our Business — Operational Risks — Indonesian regulations require telecommunications service providers such as ourselves to share our network infrastructure and capacity with our competitors, and the enforcement of these regulations remain uncertain.” As the operator with the most extensive infrastructure in Indonesia, mandated sharing not on commercial terms could allow competitors to take advantage of our existing infrastructure without significant capital expenditure, which would have a significant impact on our competitive position.

Any of these developments combined with intensifying market competition and regulatory challenges,  may present challenges for Telkomsel in maintaining its market position and could materially and adversely affect our results of operations, financial condition and prospects.

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

We expect our spectrum needs to continue to increase in the future in line with increased usage of our network, in particular with the increased use of data services as the internet becomes increasingly necessary for achieving productivity gains. As a result, we will need to acquire additional spectrum allocations through Government auctions to accommodate future traffic growth and support our business. The Government occasionally conducts auctions for unused spectrum allocation, such as the auction we won for 5 MHz spectrum in the 2.1 GHz frequency band in November 2022. We seek to obtain as much of the available spectrum as we expect to need for our operations. However, this is a scarce resource and allocations are subject to regulatory factors which may change over time (such as auction rules) and other considerations. As a result, we may not always be in a position to secure spectrum allocations that are consistent with our expectations or strategic objectives. If we are not able to obtain sufficient spectrum, we may be unable to maintain our ideal utilization level, may face network congestion, and may be unable to support the deployment of new technologies, all of which could affect our network performance and damage our reputation with our subscribers.

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

Telecommunications services are undergoing rapid and significant technological changes and a dramatic increase in usage, in particular, the demand for faster and seamless usage of video and data across mobile and fixed devices. We continually invest in our networks in order to improve our wireless and broadband services to meet this increasing demand and remain competitive. Improvements in these services depend on many factors, including continued access to and deployment of adequate spectrum and the capital needed to expand our network to support our ability to offer these services. We must maintain and expand our network capacity and coverage for transport of video, data and voice between cell and fixed landline sites. To this end, we have participated in spectrum auctions, at increasing financial cost, and continue to deploy technology advancements in order to further improve our network. Further, we must pay an annual right of usage fee for the license when we win additional spectrum, such as the additional 5 MHz spectrum in the 2.1 GHz frequency band that we won in November 2022.

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

We regularly review our infrastructure network’s capabilities, advantages, and available capacity, and continue to make substantial investments in the development of our infrastructure network, including our 4G/LTE and 5G infrastructure, to carry increasing volumes of data traffic.

The COVID-19 pandemic had an impact on consumption habits with more people working and studying from home, which positively impacted data traffic and shifted traffic from business districts to residential areas. We expect a continued and substantial increase in data traffic not only as a result of changes in consumption habits and consumers’ behavior but also as a result of our efforts to make our data services affordable at a time where purchasing power and disposable income have been negatively affected. Since we launched our 4G/LTE services in 2014, the substantial increase in data traffic resulting from the growth of our wireless data traffic business, our 4G/LTE business and the proliferation of smartphones had significantly strained the existing capacity of our telecommunications network infrastructure.

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

Government, through the MSOE, owns the Dwiwarna Share, which carries special rights to exercise certain reserved powers. In addition, as of March 31, 2025, our direct majority shareholder, PT Biro Klasifikasi Indonesia (Persero) (“BKI”) as a state-owned enterprise (“SOE”) wholly owned by the Republic of Indonesia that has been assigned to oversee operational activities of SOEs as well as other business activities (an “Operational Holding”), is directly controlled by the Daya Anagata Nusantara Investment Management Agency (Badan Pengelola Investasi Daya Anagata Nusantara or “BPI Danantara”) and indirectly by the Government through BPI Danantara. Consequently , the Government effectively controls the outcome of matters requiring the vote of our shareholders, including the composition of our boards of Directors and Commissioners, and determining the timing and amount of dividend payments. The Government has historically influenced, and is likely to continue to influence, our strategy and operations.In addition, the Government owns a Dwiwarna Share in our Company which gives the Government, represented by the MSOE, certain rights such as the right to veto with regards to the nomination, appointment and removal of our Directors and Commissioners, the issuance of new shares and any amendments to our articles of association (the “Articles of Association”). The rights of the Government attached to this Dwiwarna Share limit the ability of public shareholders to influence certain matters relating to our Company. Under our Articles of Association, the Government cannot transfer the Dwiwarna Share. The Government’s rights with respect to the Dwiwarna Share will not terminate unless our Articles of Association are amended, which would require the approval of the Government as holder of the Dwiwarna Share. See also “Item 7. Major Shareholders and Related Party Transactions — Relationship with the Government and Government Agencies — The Government as Shareholder.”

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

Financial Risks

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

During the course of documenting and testing our internal controls and procedures, we may identify deficiencies and material weaknesses in our internal control over financial reporting. A material weakness in internal control over financial reporting is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by our internal controls. We regularly implement additional procedures and controls designed to strengthen our internal control systems and/or remedy deficiencies, including enhanced control over procurement, contract and project management, additional internal approval requirements before selecting or transacting with new partners, customers and suppliers, and improved segregation of duties and functions, but if we are unable to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list, regulatory investigations and civil or criminal sanctions.

Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Deterioration of the financial condition of our customers could adversely affect our operating results.

Deterioration of the financial condition of our enterprise customers and/or of our subscribers has and may continue to adversely impact our collection of accounts receivable and may also result in fewer purchases or delays in purchases of our products and services. Challenging macroeconomic conditions and financial market volatility due to several factors such as increased interest rates, global inflationary trends, geopolitical tensions, the conflicts in the Middle East and Ukraine, changes in or new tariffs, and ongoing trade disputes between China and the United States, could negatively impact the Indonesian economy and our customers, including reducing the purchasing power of our subscribers.

For the years ended December 31, 2023 and 2024, our total trade and other receivables, net of allowance for expected credit losses were Rp10,948 billion and Rp12,829 billion, respectively. We regularly review the collectability and creditworthiness of our customers and trade receivables generated by specific projects and transactions, on a case-by-case basis, to determine an appropriate allowance for estimated credit losses. We assess and calculate sufficient provision for impairment of our receivables to cover losses incurred arising from uncollectible accounts based on existing data on credit losses. The allowance for expected credit losses was Rp6,064 billion as of December 31, 2024, representing an increase by approximately 8.5% compared to our allowance for expected credit losses as of December 31, 2023. Otherwise, the written-off uncollectible accounts in 2024 decreased by 30.3%, from Rp575 billion in 2023 to Rp401 billion in 2024. We believe that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible accounts. If our uncollectible accounts, however, were to exceed our current or future allowance for credit losses, our operating results would be negatively impacted.

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

Our debt includes bank borrowings used to finance our operations, and we have a mix of our fixed-rate loans and floating-rate loans in our bank borrowings. As of December 31, 2024, approximately 37.4% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans. Any future increases in interest rates would likely cause our financial expenses to increase as we enter into new loan agreements, including fixed-rate loans and credit facilities.

Worldwide macroeconomic changes driven by conflicts in the Middle East and Ukraine, coupled with a global economic slowdown, have led to rising energy and food prices, resulting in sustained global inflation and supply chain disruptions impacting Southeast Asia, including Indonesia. To support the Indonesian Rupiah and economy, Bank Indonesia (“BI”) has adjusted interest rates several times in recent years. In February 2021, the BI benchmark seven-day (reverse) repo rate hit a historic low of 3.50% annually. As of March 6, 2025, this rate stood at 3.75%. More recently, inflation has eased and interest rates have decreased in certain economies, such as in the United States and in the European Union. Despite expectations of further decreases in interest rates, the pace of such decreases and their magnitude could be lower than anticipated. Lower than anticipated interest rate decreases, or new interest rate hikes may keep financial expenses at higher level than we anticipate or escalate financial expenses linked to floating rate loans, potentially adversely affecting our financial performance.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia.

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize, and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2022, 2023 and 2024, our consolidated capital expenditures totaled Rp34,146 billion, Rp32,858 billion and Rp24,436 billion (US$1,519 million), respectively. Our capital expenditure in 2024 was driven by the expansion of our subsidiaries’ business operations. Key initiatives undertaken in 2024 included network quality improvements, expansions of network coverage and FMC integration by Telkomsel, the launch of Telkom Merah Putih-2, a high-throughput satellite at the 113 East orbital slot by Telkomsat to promote the availability of connectivity and network reliability throughout the terrestrial and marine areas of Indonesia, the development of an international submarine cable system by Telin, and the establishment of HyperScale data centers in Batam and Cikarang by PT Telkom Data Ekosistem (“TDE”).

Our ability to fund capital expenditures in the future may depend on our future operating performance and our ability to select projects that result in the optimal allocation of such capital expenditures, both of which are subject to prevailing economic conditions, levels of interest rates and financial, business and other factors, many of which are beyond our control, and upon our ability to obtain additional external financing. Securing new loan facilities and additional financing may prove more difficult than in the past, and new debt funding may not be available to us in the future on commercially acceptable terms, or at all, particularly if interest rates keep rising in the near future or market sentiment is negative due to challenging macroeconomic conditions. In addition, we can only incur additional financing in compliance with the terms of our debt agreements.

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

Legal and Compliance Risks

We are and may be subject to legal proceedings, claims and investigations, including for allegations relating to our public disclosures and disputes and litigation with regulators, competitors and other parties. If the outcomes of these proceedings, claims and investigations are adverse to us, our business, results of operations and financial condition could be materially and adversely affected, including because we may be subject to criminal or civil sanctions, or be required to restate our financial statements from prior periods.

We are subject to numerous risks relating to legal and regulatory proceedings and government investigations in which we are currently a party, or which could develop in the future. We cannot provide any assurance about the outcome of any such legal or regulatory proceedings, which may have a material adverse effect on our reputation, business, results of operations or financial condition.

In October 2023, the Company received a document request from the U.S. Securities and Exchange Commission (“SEC”) as it relates to Telkom Infra’s involvement in a project with the Indonesian Information and Telecommunication Accessibility Agency of the Ministry of Communication and Information (“BAKTI Kominfo”) regarding the provision of 4G Base Transceiver Station (“BTS”) infrastructure. The SEC has since expanded its investigation to include accounting and disclosures issues relating to our revenue recognition and financial reporting practices and internal control over financial reporting, as well as public reports regarding certain Indonesian legal proceedings involving our Company, various subsidiaries and affiliates, and certain of our clients and suppliers. Beginning in May 2024, the Company also received additional requests for information from the U.S. Department of Justice (“DOJ”) focused on compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”). Each U.S. authority is aware of the other agency’s investigation. The Company is cooperating with the U.S. authorities and has retained outside counsel to conduct an internal investigation into these issues. The Company cannot predict the duration, outcome or impact of these investigations on our business or whether they will have a material impact on the Company's audited consolidated financial statements. Furthermore, in February 2025, the U.S. administration issued an executive order titled, “Pausing Foreign Corrupt Practices Act Enforcement to Further American Economic and National Security,” pausing the DOJ’s enforcement of the FCPA for 180 days (which period can be renewed an additional 180 days) until the U.S. Attorney General issues revised FCPA enforcement guidance. Due to the changing nature of and uncertainties related to the regulatory environment, we cannot be certain if or how the DOJ’s enforcement of the FCPA will change or its impact on the outcome of the DOJ’s investigations on our business. It is additionally uncertain whether our Company, affiliates, employees, agents, or contractors would meet the requirements of any individualized exception to the FCPA enforcement moratorium. Furthermore, while an investigation or inquiry by the SEC or DOJ should not be construed as an indication by the SEC or the DOJ that any violation of law has occurred, nor as a reflection upon any person, entity or security, publicity surrounding the foregoing, any SEC or DOJ enforcement action or settlement as a result of these investigations, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, prospects, financial condition, and results of operations. See "Item 8. Financial Information – A. Consolidated Statements And Other Financial Information – Legal Proceedings."

We are also cooperating with and have in certain instances self-reported various matters involving alleged or potential violations of Indonesian laws and regulations by our business units and subsidiaries and affiliates, including anti-corruption, alleged fraud, embezzlement and issues associated with accounts receivable, some of which are related to the above-described matters investigated by the SEC and the DOJ, to government authorities in Indonesia, including the Indonesian National Police, Public Prosecution Service and Corruption Eradication Commission. The length, scope or results of these self-disclosures and proceedings, or their impact on our results of operations, business or financial condition remain uncertain.

Any actual or perceived outcomes of these matters that are adverse to us could result in negative publicity, legal proceedings and/or regulatory actions that could damage our reputation, discourage current or potential business partners and customers from doing business with us, and subject us to claims, fines, damages and lawsuits, any of which could have material and adverse effects on our business, results of operations and financial condition.

If we are found liable for anti-competitive practices, we may be subjected to substantial liability which could have an adverse effect on our reputation, business, financial condition, results of operations and prospects.

We are subject to laws and regulations relating to anti-competitive practices and anti-monopoly. The Business Competition Law prohibits agreements and activities that amount to unfair business competition and an abuse of a dominant market position. Pursuant to the Business Competition Law, the KPPU was established as Indonesia’s antitrust regulator, with the authority to enforce the provisions of the Business Competition Law.

In 2016, our Company, Telkomsel, and five other local operators were found to have violated the Business Competition Law for price-fixing practices related to SMS services. We and Telkomsel paid penalties to the treasury fund in the amount of Rp18 billion and Rp25 billion, respectively.

In 2017, allegations surfaced asserting that we had breached the Business Competition Law by offering bundled services of broadband internet, fixed wireline, and IPTV services through our “IndiHome” retail brand. Similarly, in 2021, allegations surfaced against our Company and Telkomsel for purportedly discriminating against Netflix in providing internet access services. In both instances, however, the KPPU concluded that no violation of the Business Competition Law had occurred. These incidents underscored potential challenges from customers or regulators to our business strategy.

We have experienced occasional KPPU inquiries into alleged infringements of the Business Competition Law. While none of these inquiries have resulted in rulings adverse to our interests as at the date hereof, they may divert our management’s attention away from our business operations. In the future, if we are found to have violated the Business Competition Law, we may be subject to substantial liability in the form of payments of fines, the amount of which will be subject to the discretion of the courts, and which in turn could have a material adverse effect on our reputation, business, financial condition, results of operations, and prospects.

Regulatory Risks

Changes to our legal and regulatory environment may result in increased competition, reduced margins and operating revenue, asymmetric reduction in costs incurred by our competitors and increased regulatory and enforcement uncertainty.

Since the enactment of Law No. 36 of 1999 on Telecommunications, as later amended by the Job Creation Law 2023 (the “Telecommunications Law”) Indonesia’s telecommunications industry has seen significant liberalization, further amplified by Presidential Regulation No. 10 of 2021 on Investment Business Activity as amended by Presidential Regulation No. 49 of 2021 (“Presidential Regulation No. 10/2021”), which eliminated foreign ownership limitations on various telecommunications business activities, such as fixed and mobile telecommunications networks. Given such changes, foreign investors may increase their ownership of telecommunications companies in excess of 67% or engage in various telecommunications activities independently, without having to establish joint ventures with local partners. This may attract new foreign investors or lead to increased foreign ownership of competitors in Indonesia or new market entrants with potentially larger resources competing for market share. As foreign investors explore opportunities in the Indonesian telecommunications sector, the industry may experience increased competition, placing pressure on profit margins and operating revenues for existing players. The asymmetric reduction in costs incurred by our competitors, coupled with the potential influx of new, well-resourced entrants, may require us to further enhance our operational efficiency, differentiate our service offering, and explore collaborative ventures, which may lead to additional costs and necessitate the implementation of new strategies in response to increased competition.

The introduction of new or modified regulations to keep pace with technological advancements adds a layer of regulatory complexity and uncertainty, which may impact our financial and operational performance. Notable regulatory changes include MoCD Regulation No. 5/2021 mandating that all interconnection services must be migrated from TDM-based to IP-based platforms by December 31, 2024, posing challenges and potential revenue impacts for incumbents like us. For example, in order to comply with MoCD Regulation No. 5/2021, we had to significantly change our existing infrastructure (which our competitors rely on in providing conventional interconnection services and for which they pay tariffs to us) to adopt the new technologies. Consequently, our revenue from interconnection services has increased, but we will need to expend further capital resources to change our infrastructure. MoCD Regulation No. 5/2021 also provides that during the transition period, the Interconnection Offering Document (Dokumen Penawaran Interkoneksi) issued by Telkom will be recognized by the MoCD as a reference for determining interconnection rates. This regulation requires that the interconnection costs charged by us must remain the same as those agreed in the existing Interconnection Offering Document and Interconnection Agreement, limiting our ability to pass on the additional costs to those to whom we provide interconnection services.

Furthermore, transitioning from TDM-based to IP-based platforms will likely result in a reduction in transit revenue in the future, as IP-based interconnection eliminates the need for intermediary operators for traffic routing, allowing other operators to bypass our infrastructure. This shift could adversely affect our revenue from interconnection services over time.

Additionally, the enactment of the General Data Protection Regulation (“GDPR”) in the EU and Indonesia’s own Law No. 27 of 2022 on Personal Data Protection (the “PDP Law”), as well as recent amendments to Law No. 11 of 2008 on Electronic Information and Transactions Law through Law No. 1 of 2024 (the “EIT Law”) and the recent MoCD Circular Letter No. 9 of 2023 on AI Ethical Guidelines (“MoCD AI Circular Letter”), underscores the increasing regulatory scrutiny around personal data protection and ethical AI use, necessitating significant compliance efforts. Alongside Indonesian regulations, our business operations and services are subject to international laws where we operate or serve customers. Notably, global jurisdictions are intensifying their examination of how businesses handle personal data. This rigorous oversight could lead to new legal obligations, impacting our operations. One prominent example is the EU’s GDPR, effective May 25, 2018, which governs the handling of personal data within EU member states, introducing strict compliance requirements and significant penalties for non-compliance.

In Indonesia, the primary regulatory framework for personal data protection is the PDP Law, which governs both digital and physical personal data management. However, as of this date, detailed implementing regulations have not yet been issued. The PDP Law takes full effect on October 17, 2024, requiring us, as personal data controllers, to adapt our business practices to ensure compliance throughout all stages of personal data processing. As a personal data controller, we are obligated to inform data subjects of the purpose and legality of data processing, obtain their consent, and process data in a limited, specific, lawful, and transparent manner. We are also required to notify data subjects promptly in the event of a data breach. Additionally, the PDP Law mandates the appointment of a Data Protection Officer (“DPO”) for companies that handle large-scale personal data, perform regular and systematic monitoring, or process data related to public services. To comply with the PDP Law, we have implemented a comprehensive data protection policy that governs personal data processing and helps establish compliance with legal and consent requirements. In 2023, we appointed a DPO, who reports to our Vice President of IT Strategy, Technology, and Architecture. In addition, in 2024, Telkom formed a Data Protection unit under the Corporate Secretary department. See also “Item 16K – Cybersecurity” for further details. However, despite these measures, there remains a risk of cybercrime, data breaches, or human error that could result in violations of personal data protections. Non-compliance with the PDP Law could result in sanctions, including written warnings, temporary suspension of data activities, deletion of personal data, or administrative penalties.

As of the date hereof, the Government, through MoCD, is drafting detailed implementing regulations to clarify the PDP Law’s requirements. These regulations are expected to provide operational guidance on key provisions, including mandatory record-keeping of data processing activities, such as identifying data sources, purposes, types, security protocols, transfers, and related security measures. The Inter-Ministerial Committee (Panitia Antar Kementerian) has completed discussions on a draft Government regulation to supplement the PDP Law and establish clear standards for data controllers and processors. We have already begun adapting to these anticipated requirements; however, full compliance may require additional resources and investments, possibly delaying specific projects. Such additional expenditures or delays could adversely impact our operational results and in turn materially and adversely affect our business, financial condition, results of operations, and prospects.

As of the date hereof, MoCD is in the process of developing a new regulation on Artificial Intelligence (“AI”) ethics, which may be issued as a Ministerial regulation or another regulatory instrument. According to MoCD’s Press Release No. 628/HM/KOMINFO/10/2024, dated October 2, 2024, Nezar Patria, the Vice Minister of MoCD, stated that the regulation is still under discussion and was expected to be finalized by the end of 2024. As of the date hereof, the regulatory framework on AI ethics is limited to the MoCD AI Circular Letter and EIT Law. These regulations aim to promote ethical AI usage and protect children on digital platforms. They require Electronic System Operators (“ESOs”), including us, to implement preventive measures against risks to children posed by electronic systems. Additionally, they grant the Government significant oversight of electronic systems in Indonesia. For example, the MoCD AI Circular Letter outlines obligations for businesses using AI-based systems in public and private sectors. These include ensuring human oversight and validation of AI-driven decisions that may affect individuals, thereby prohibiting fully autonomous decision-making by AI systems without human involvement.

The recent amendments to the EIT Law significantly increase the responsibilities of ESOs, with a particular focus on child protection online. The amendments address the digital landscape’s changing dynamics and aim to protect children from potential harm. To be fully implemented, these amendments will be supported by forthcoming Government, presidential, and ministerial decrees. A critical amendment to the EIT Law, Article 16A, directly targets the safety of children in the digital sphere by mandating ESOs to implement robust child protection mechanisms from the development to the operational stages of their systems. This includes setting age restrictions, verifying user identities, and establishing reporting channels to defend children’s rights online. Instances of non-compliance with these requirements could lead to severe administrative penalties, including the possibility of system suspension or shutdown. Furthermore, the amendments emphasize the Government’s broader regulatory authority within Indonesia’s digital environment and grants the Government the power to compel ESOs to modify their operations, with penalties for non-compliance. While intended to promote a safe, fair, and innovative digital space, the broad scope of these powers has generated concerns over potential Government overreach and its implications for innovation and business growth within the sector.

Cybersecurity threats are a particular concern in Indonesia, where increasing digital adoption and policy developments have exposed weaknesses in cybersecurity infrastructure and practices. Indonesia has experienced several high-profile data breaches, including a significant cyberattack on PT Bank Syariah Indonesia Tbk in May 2023. This incident disrupted banking operations and raised concerns over the security of financial institutions, highlighting vulnerabilities in the country’s digital security framework. The attack resulted in operational downtime, financial losses, and reputational damage, emphasizing the need for enhanced cybersecurity measures and incident response protocols, as well as the importance of proactive threat detection, robust backup systems, and regulatory compliance to mitigate the impact of cyberattacks. Similarly, in June 2024, a ransomware attack targeted the Temporary National Data Center (Pusat Data Nasional Sementara or PDNS), a Government system solely administered by the MoCD and hosted at our Data Center 2 in Surabaya under a private cloud subscription arrangement. Although we were not directly responsible for the system’s administration, this incident reinforced the broader need for heightened cybersecurity measures across both the private and public sectors in Indonesia. The increasing frequency of cybercrime in the country, coupled with evolving regulatory frameworks and enforcement measures, adds uncertainty to the operating environment, emphasizing the necessity for continuous improvements in cybersecurity resilience. See “— Risks Related to Our Business — Our networks and equipment face potential physical and cybersecurity threats such as theft, vandalism, and acts intended to disrupt our operations, which could materially and adversely affect our operating results.”

The degree of Governmental oversight and the details of the Government’s new requirements and standards are uncertain, presenting obstacles to our strategic and financial planning efforts. This evolving regulatory landscape may result in an increase in operational costs and the need for strategic adjustments to comply with stricter legal and regulatory standards, which may in turn have a material adverse effect on our financial condition, results of operations and growth prospects.

Moreover, licenses obtained by us under applicable Indonesian laws and regulations may be subject to conditions, compliance with which may be expensive, difficult or, depending on future regulatory changes, practically impossible. It is possible that Governmental authorities could take enforcement actions against us for our failure to comply with such regulations, including the aforementioned conditions. These enforcement actions could result, among other things, in the imposition of fines or the revocation of our licenses. Compliance with such regulations could require us to make substantial capital expenditures and consequently divert funds from our planned construction projects. We could also experience delays in our business schedules as a result of such compliance efforts. Each of the above could materially and adversely affect our business, prospects, financial condition, and results of operations.

Applicable regulations on tariffs and their implementation as supervised by the MoCD may affect our revenues and earnings.

MoCD Regulation No. 5/2021 governs tariffs for the provision of access to both telecommunications networks and telecommunications services. Tariffs on provisions of telecommunications networks consist of leased network and interconnection fees, whereas the tariffs on provisions of telecommunications services consist of tariffs for basic telephony, value-added telephony, and multimedia services, including internet services for retail customers. MoCD Regulation No. 5/2021 sets out formulas that telecommunications operators like us must refer to in determining the tariff for our services.

Under MoCD Regulation No. 5/2021, the Director General of Post and Informatics Operations (“DGPIO”) of MoCD supervises the implementation of tariffs. In its supervisory role, MoCD may take further action as it sees fit if it deems any of our actions to be potentially disruptive to fair competition in the telecommunications market. Accordingly, our promotional tariffs will need to be carefully planned and calculated to avoid any possible “predatory pricing” or anticompetition claim. If we violate the tariff rules, we may be subject to administrative sanctions under MoCD Regulation No. 5/2021.

Changes in regulated tariffs also directly impact our revenue. For instance, we derive substantial revenue from interconnection services, as we have the largest telecommunications network in Indonesia and our competitors must pay tariffs to connect to our network. We expect the full implementation of IP-based interconnection to commence on January 1, 2025. However, our network still operates partially on legacy systems, meaning the transition to full IP-based interconnection has not yet been completed. While this does not immediately impact our revenue, future regulations—particularly the MoCD’s decision on tariffs for full IP-based interconnection—could affect our interconnection revenue model.

Regulated SMS interconnection rates have been decreasing in recent years and may decrease further in the future. Such decrease has had and will have, if continued, a negative impact on our revenue.

MoCD Regulation No. 5/2021 also allows the public to participate in the supervision process by providing them the right to submit complaints and take other actions regarding tariffs that they may view as being unfairly charged by us. In its role of ensuring fair competition in the telecommunications industry and protect the public interest, the MoCD may have the authority to set upper and lower limits on the tariffs we charge.

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

In addition, Government regulations require us to allow other telecommunications operators to lease space on our telecommunications towers in a manner that provides equal opportunity to and without any discrimination among such other telecommunications operators. These regulations enable our competitors to broaden their networks by using our infrastructure, thus avoiding the cost of constructing their own towers. This advantage is particularly significant in urban areas, where securing new tower locations is challenging, allowing competitors to swiftly expand and grow their operations. Moreover, our subsidiary PT Dayamitra Telekomunikasi Tbk (“Mitratel”) faces network sharing obligations for its passive infrastructure including towers and fiber optics.The implementation of these requirements, coupled with the potential issuance of multiple 5G licenses, could limit the availability of new sites for BTS towers in certain regions. Additionally, any mandates for the retrofitting of existing towers to accommodate multiple operators could lead to our incurrence of additional expenses.

In order to operate our telecommunications towers, Indonesian regulations allow local governments to impose three types of fees: property tax (Pajak Bumi dan Bangunan), fees charged in connection with the grant of building approvals (Persetujuan Mendirikan Bangunan Gedung), and telecommunications tower control fees. These fees are determined on a cost basis subject to a formula provided by the MoF and the location of the telecommunications towers. While local governments that have imposed such fees have not charged material amounts as at the date hereof, such fees could become material in the future. In addition, there could be material differences in the amount of fees that we would be liable to pay to the relevant local governments. If these risks were to materialize, it could have a material adverse effect on our operating results.

We may experience local community opposition to some of our tower sites.

We have experienced, and may in the future experience, local community opposition to our existing sites or the construction of new towers on new sites for various reasons, including aesthetic and alleged health concerns. As a result of such opposition, we could be required by the local authorities to dismantle and relocate certain towers. Opposition to the construction of new towers could also cause delays in the availability and completion of new towers. In extreme cases, vandalism could result in damaged equipment. In the year ended December 31, 2024, we were involved in 78 community disputes.

Opposition has also materialized regarding the site locations of some of Mitratel’s towers and the acquisition by Mitratel of other existing towers, mainly due to insufficient engagement with nearby residents concerning construction-related issues and the transfer of ownership rights from previous owners to Mitratel. If we are required to relocate a material number of our towers and cannot locate replacement sites that are acceptable to our customers, and/or local communities, or litigation proceedings, production delays or damages to equipment occur, it could materially and adversely affect our business, prospects, results of operations, and financial condition.

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

According to the Telecommunications Law, a telecommunications operator that fails to make the non-tax state revenue payment and participate in USO Contribution may be subject to administrative sanctions; the most adverse sanction is revocation of an operator’s telecommunications-related licenses issued by MoCD (though this should be preceded by written warnings). While we have not previously failed to make the requisite payments or disagreed with the computation of such payments, any failure by us to comply with these obligations may cause our licenses to be revoked. In addition, to our knowledge, procedures for challenging the assessment of any such obligations or for challenging sanctions that are assessed against operators with the relevant authorities have not been tested. Any revocation of such licenses could have a material adverse effect on our financial condition, results of operations and liquidity.

Our electronic money business is highly regulated.

We are subject to multiple rules and regulations in respect of our electronic money (“E-Money”) business. The specific regulation of E-Money is mainly governed by BI. In 2021, BI introduced new rules allowing parties with payment system business activities to obtain one license for multiple types of payment services, compared to the previous rules requiring parties to obtain one license for each type of payment service they provided (e.g., separate licenses for each E-Money, payment gateway, and e-wallet business).

Any party that wishes to conduct E-Money business activities in Indonesia must first obtain a payment service provider (Penyedia Jasa Pembayaran or “PJP”) license granted by BI which may, depending on its category, cover specific payment system business activities such as E-Money. Our subsidiary Telkomsel has obtained an E-Money license from BI which also covers remittance services held by Finarya, an associate of Telkomsel. However, BI has the authority to take further actions as it sees fit, such as revoking a license, shortening the license period, or limiting the license holder’s activity. If BI imposes any such actions on Telkomsel, our ability to conduct our ordinary course E-Money business would be limited, which may adversely affect our business, financial condition, and results of operations. See also “Item 4B. Information on the Company — Licensing — Payment Method Using E-Money”  for more details on BI’s requirements for licensing.

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

We may experience changes in governance as an SOE.

On February 24, 2025, the Government officially enacted Law No. 1 of 2025 on the Third Amendment to Law No. 19 of 2003 on State-Owned Enterprises (the “New SOE Law”). The enactment of the New SOE Law coincided with the launch of BPI Danantara; an institution granted certain governance powers previously held by the MSOE. Notably, BPI Danantara’s key governance responsibilities include overseeing dividend management, approving capital increases or decreases in SOEs sourced from dividend management, and writing off SOE assets.

The New SOE Law introduces, among other things, two new categories of SOEs: (i) operational holding, an SOE assigned to oversee the operational activities of SOEs as well as other business activities (“Operational Holding”); and (ii) investment holding, designated to manage dividends and/or the utilization of SOE assets (“Investment Holding”). Both Operational Holding and Investment Holding are wholly managed by BPI Danantara, which holds majority share ownership and exercises oversight through these holding entities. While BPI Danantara plays a central role in management, the Government ultimately retains control over both the Operational and Investment Holding entities through its ownership of the Dwiwarna Share. Operational Holding is responsible for directly managing SOEs within their respective sectors and is empowered to issue debt, obtain and extend loans, and provide guarantees to SOEs or their subsidiaries. On the other hand, Investment Holdings focus on dividend management and may also extend loans or guarantees to SOEs or subsidiaries.

As part of implementing the New SOE Law, the Government issued Government Regulation No. 15 of 2025 on the Additional State Capital Participation of the Republic of Indonesia into the Share Capital of BKI for the Establishment of an Operational Holding (“GR 15/2025”), which includes the additional state capital participation in BKI through an in-kind contribution (inbreng) of the Government’s Series B shares in various SOEs, including the Series B shares in our Company. As a result, as of March 22, 2025, BKI has become our majority shareholder and serves as an Operational Holding, acting as an extension of BPI Danantara in overseeing our operational activities. Despite this transfer of Series B shares in our Company, the Government remains our ultimate controlling party by retaining the Dwiwarna Share, which grants special rights including determining strategic policy, appointing directors and commissioners, and accessing key company information.

Additionally, pursuant to Government Regulation No. 16 of 2025 on State Capital Participation of the Republic of Indonesia in BPI Danantara (“GR 16/2025”), as of March 22, 2025, all Series B shares in BKI were transferred to BPI Danantara, formally establishing BKI as an Operational Holding under the management and majority control of BPI Danantara. As of the date hereof, the Government retains the Series A Dwiwarna share in BKI, ensuring continued ultimate control of BKI and of our Company.

The transfer of the Government’s Series B shares in our Company to BKI and retention of the Dwiwarna Share, such that ultimate control remains with the Government, establishes a dual oversight structure. BKI, as an extension of BPI Danantara, is mandated to manage our operational strategies, while the Government, through its special rights as the holder of the Dwiwarna Share, maintains overarching decision-making authority over our Company. This structure may create overlapping functions and mandates between BKI and the Government, particularly concerning strategic direction and corporate control. Clear delineation of roles and strong coordination mechanisms will therefore be essential to avoid conflicting mandates and ensure effective corporate governance within the SOE framework.

While we do not anticipate any material impact on our governance or business operations from this restructuring, given that ultimate control remains with the Government, we continue to closely monitor the Government’s issuance of implementing regulations under the New SOE Law. These upcoming regulations may introduce further governance adjustments, and we will assess any potential implications to maintain our adaptability and strategic alignment within the evolving regulatory landscape.

Risks Related to the Development of New Businesses and Acquisitions

We may not succeed in our efforts to develop new businesses.

We believe that efforts to develop new businesses other than in the telecommunications sector, such as in the areas of digital life, smart platforms, and enterprise ICT, as well as efforts to pursue international expansion, are necessary to support continuing business growth. Risks related to new business development include competition from established players, suitability of our business model, competition from disruptive new technologies or business models, the need to acquire new expertise in new areas of operation, the inability to successfully organize and streamline our subsidiaries to create value from our multiple businesses, and risks related to online media which include intellectual property, consumer protection and confidentiality of customer data. Further, we have to focus on securing new enterprise customers. If we are unable to secure new contracts, or we are unable to renew our existing contracts with similar contract value, size, or margins to existing ones, this may adversely affect our business, results of operations and financial condition.

Focusing on international expansion is one of our strategic business initiatives. In particular, we have expanded into a number of jurisdictions in telecommunications or data related areas, namely Australia, Dubai, Hong Kong, Malaysia, Myanmar, Singapore, Taiwan, Timor-Leste, and the United States. Expanding our operations internationally exposes us to a number of risks associated with operating in new jurisdictions. For example, our international operations could be adversely affected by political or social instability and unrest, regulatory changes (such as an increase in taxes applicable to our operations), macroeconomic instability, limitations on or controls on the foreign exchange trade, competition from local operators, difference in consumer preference and a lack of expertise in the local markets in which we will operate. Any of these factors could limit our expected returns from our expansion and materially and adversely affect our business, results of operations and financial condition.

Due to intense competition for highly skilled personnel, we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, prospects, financial condition and results of operations.

Our strategic focus in 2024 was on achieving better FMC performance, optimizing fiber asset utilization through PT Telkom Infrastruktur Indonesia, consolidating and expanding our data center business segment, developing our offering of B2B services (such as for cybersecurity and cloud and data center services), accompanying and fostering the digitalization of Indonesian businesses and Governmental agencies. We face significant competition for suitably skilled personnel, such as software engineers, electrical engineers working in digital signal processing, developers and digital talents in general. The Indonesian high-tech and digital industry has experienced significant economic growth, including through some strategic partnerships initiated by local companies with leading regional technology companies. This accelerated economic growth of Indonesian technology companies has led to an intense competition among Indonesia-based employers to attract locally qualified employees. As a result, we may not succeed in recruiting additional experienced or professional personnel, retaining current personnel, or effectively replacing current personnel who may depart with qualified or effective successors. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. There can be no assurance that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on the implementation of our business strategies, our business, prospects, financial condition, and results of operations.

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

We have in the past pursued, and may continue to pursue, acquisitions of complementary assets and businesses. In 2022, Mitratel acquired an additional 6,000 telecommunications towers from Telkomsel. In February 2023, Mitratel acquired 997 telecommunications towers from Indosat, and in November 2023, Mitratel further acquired 803 telecommunications towers from PT Gametraco Tunggal. In 2024, Mitratel acquired a 100% equity stake in PT Ultra Mandiri Telekomunikasi from PT PP Infrastruktur.

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

We derived 58.0%, 57.2% and 55.6% of our revenue in 2022, 2023 and 2024, respectively, from our mobile business through our 69.9% majority-owned subsidiary, Telkomsel. The remaining 30.1% interest in Telkomsel is held by Singapore Telecom Mobile Pte. Ltd. (“Singtel”). In addition, in line with our FMC initiative, we entered into an agreement with Telkomsel to combine our fixed broadband and mobile broadband services into a single business entity, by transferring a portion of our assets and liabilities allocated to the IndiHome business segment to Telkomsel (the “IndiHome Integration”). After the IndiHome Integration, there was an increase in the contribution from Telkomsel to our consolidated revenue. See "Item 5A—Operating Results."

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

To foster efficiency and increase synergies, we constantly assess opportunities to streamline our corporate structure, for instance by eliminating duplication of business management processes and internal administrative processes, and also by simplifying our corporate ownership structure. This exercise allows us to rationalize administrative costs and consolidate assets and activities used in the same businesses to use our resources and unlock their value more efficiently. In April 2023, in line with our FMC initiative, we entered into an agreement with Telkomsel to combine our fixed broadband and mobile broadband services into a single business entity, by transferring a portion of our assets and liabilities allocated to the IndiHome B2C business segment to Telkomsel.

As we focus on the development of our digital service offerings, including smart platforms and digital services, we have started regrouping our teams, resources, and assets under one corporate entity. For instance, we are consolidating our data center assets under our subsidiary TDE, and our infrastructure assets under a proposed InfraCo. We also aim to enhance our regional entities to better tailor our service offerings to local market dynamics and respond more effectively to competitive changes in such markets, such as challenges from local competitors or the expansion of the service offerings or networks of national or regional competitors in such markets. On June 4, 2024, a transaction was carried out to increase Telkom’s contributed capital in TDE by Rp1,626,900,000,000 to continue the development of the Cikarang Hyperscale Data Center with an additional IT Load capacity of 18 MW.

These streamlining efforts, however, have been delayed, and we may experience further delays. In addition, during transition periods, we may incur costs inherent to the implementation of such streamlining efforts without realizing the anticipated benefits to our business, competitiveness, costs, and synergies, which could have a negative effect on our financial condition and results of operations.

Our controlling shareholder’s interests may differ from those of our other shareholders.

As of March 31, 2025, the Government, through the MSOE, holds our one Dwiwarna Share, which has special voting rights and veto rights over certain matters, including the election and removal of our Directors and Commissioners. The Government may also use its powers under the Dwiwarna Share to cause us to issue new shares, amend our Articles of Association or bring about actions to merge or dissolve us, increase or decrease our authorized capital or reduce our issued capital, or veto any of these actions. One or more of these may result in the delisting of our securities from certain exchanges. In addition, the Government regulates the Indonesian telecommunications industry through MoCD.

As of December 31, 2024, the Government, through PT Perusahaan Pengelola Aset (Persero), held a 9.63% equity interest in IOH, which competes with us in cellular services, data center services, IT solutions, system integration services, and fixed IDD telecommunications services. The Government’s equity interest in IOH also includes a Dwiwarna Share which has special voting rights and veto rights over certain strategic matters under IOH’s articles of association, including decisions on dissolution, liquidation, and bankruptcy, and also permits the Government to nominate one director to its board of directors and one commissioner to its board of commissioners. As a result, there may be instances where the Government’s interests will conflict with ours. The Government may direct opportunities to IOH or favor IOH or any other telecommunications operator when exercising regulatory powers over the Indonesian telecommunications industry. If the Government were to give priority to the business of IOH or any other telecommunications operator over ours, or to expand its equity interest in IOH or acquire an equity interest in any other telecommunications operator, our business, financial condition, and results of operations and prospects could be materially and adversely affected.

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

Indonesia has, from time to time, experienced political instability. Indonesia also has many political parties, and securing a clear electoral majority has been proven challenging for any political party to date. These events have heightened political dynamics, contributing to general social and civil unrest on certain occasions in recent years. For example, since 2000, thousands of Indonesians have participated in demonstrations in Jakarta and other cities, expressing both support and opposition to former presidents Abdurrahman Wahid, Megawati Soekarnoputri, Susilo Bambang Yudhoyono, Joko Widodo, and the current President Prabowo Subianto, who was recently inaugurated as Indonesia’s eighth president for the 2024–2029 term.

The demonstrations focused on social and civil responses to specific issues, such as regional election laws, civil rights, democratic processes, election integrity, and Job Creation Law 2023. Although these demonstrations have generally been peaceful, some have escalated into violence. The most recent demonstration took place on August 22, 2024, in response to amendments to regional election laws. Joko Widodo, who has since completed his term as the seventh President of Indonesia, faced criticism for allegedly attempting to consolidate power ahead of his departure on October 20, 2024. Despite the national Parliament’s decision not to reverse the Constitutional Court’s ruling that lowered the thresholds for regional election nominations, public discontent remains. The political environment is still tense, with various groups voicing concerns over potential government overreach and its impact on democratic processes and civil rights as the transition of power approaches.

Earlier, on February 16, 2024, around a thousand protesters gathered outside the General Election Commission (Komisi Pemilihan Umum) office in Jakarta, calling for the commission to prevent Prabowo Subianto and Gibran Rakabuming Raka from assuming office as president and vice president, citing widespread allegations of electoral fraud. These claims led to a lawsuit challenging the 2024 Presidential Election results, which was filed with the Constitutional Court by rival presidential candidates. On April 22, 2024, the Constitutional Court rejected all petitions contesting the election outcome and affirmed Prabowo Subianto and Gibran Rakabuming Raka’s victory. This decision highlighted the contentious nature of Indonesia’s political landscape, marked by public skepticism regarding election integrity and ongoing debates about democratic principles.

In addition to the evolving political dynamics, Indonesia has been grappling with social and civil unrest driven by separatist movements and clashes between religious and ethnic groups. Significant conflicts have arisen, particularly involving separatist rebels in West Papua, leading to violent incidents, including those in January 2023. These tensions reflect ongoing confrontations between separatist supporters and the Indonesian military. Additionally, inter-ethnic conflicts in Kalimantan and religious tensions in Maluku and Poso further complicate the nation’s social landscape. These issues underscore the challenges Indonesia faces in maintaining stability and unity amidst diverse cultural and regional interests.

Given these political and social dynamics, including public demonstrations and social events, there is potential for disruption to our operations or those of our customers and could affect the financial condition of Indonesian companies in general, depressing the prices of Indonesian securities on the Indonesia Stock Exchange (“IDX”) and the value of the Rupiah relative to other currencies. This could in turn materially and adversely affect our business, financial condition, results of operations, and prospects.

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

Since 1999, Indonesia has undergone significant reforms in fiscal decentralization, devolution of power to local governments, and regional autonomy. As of the date hereof, there is uncertainty in respect of the responsibilities and the balance of power between the local and central governments regarding several subject matters. Those include procedures for renewing licenses, approvals, and levies imposed by local governments on our telecommunications towers.

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

In addition, local governments have from time to time sought to levy additional taxes or obtain new contributions, including for the utilization of certain land owned by the local government in the construction of our towers. This ongoing uncertainty could complicate our compliance efforts and raise questions about the legality of new taxes or the authority of local governments to enact further regulations impacting our business. These factors may adversely affect our business operations, financial health, and future growth prospects.

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

Downside risks persist that could deteriorate the economic situation in Indonesia, Asia and globally. Key concerns include global trade disputes that disrupt global financial markets, expectations relating to the monetary and interest rate policies of the United States, concerns over China’s economic health, economic protectionism, and the military conflicts in Gaza and Ukraine and related geopolitical tensions.

For instance, ongoing trade disputes between major economies, particularly the United States and China, continue to create uncertainty and volatility in global financial markets. In 2025, these tensions have intensified, with the United States imposing additional tariffs on Chinese goods and China implementing retaliatory measures, including increased tariffs and export restrictions. This escalation may further reduce capital inflows and investment in emerging markets such as Indonesia, exerting downward pressure on currencies and increasing external financing costs for businesses.

Further, the U.S. Federal Reserve’s monetary policy decisions continue to impact global markets. In 2025, the U.S. Federal Reserve has balanced inflation concerns and slower economic growth by signaling a pause in rate hikes but maintaining higher interest rates than pre-2022 levels. This has continued to cause fluctuations in capital flows and currency values in emerging markets, including Indonesia. Persistent inflationary pressures in Indonesia and higher borrowing costs remain a concern, potentially impacting our profitability if we are unable to pass on increased financing expenses.

In addition, China’s economic slowdown has persisted into 2025, with ongoing challenges in its property sector, consumer demand, and financial markets. This has had ripple effects across the region, dampening business sentiment and investment appetite. The sluggish recovery in China continues to strain global supply chains and weighs on regional economic growth, creating uncertainty for countries reliant on trade with China, including Indonesia.

The conflicts in Ukraine and the Middle East remain significant, carrying broader regional and global implications. The ongoing conflict in Ukraine continues to drive disruptions in global energy and agricultural markets, with enduring economic sanctions affecting supply chains. Meanwhile, volatility in the Middle East has intensified, leading to elevated oil prices and intermittent supply disruptions. These geopolitical tensions increase uncertainty in global markets, contributing to inflationary pressures and reducing global business and consumer confidence. Further regional escalations could pose a significant downside risk to global growth and stability, with cascading effects on developed and emerging economies, including Indonesia and other Southeast Asian markets.

Following the pressures in the U.S. and global banking sector in 2023, the global financial system has faced ongoing challenges. While regulatory measures have been implemented to enhance stability, concerns about the resilience of financial institutions remain. Banks in both developed and emerging markets have imposed tighter lending conditions, resulting in reduced credit availability, increased market volatility, and heightened risks for businesses that rely on capital access and financing.

These adverse economic conditions and geopolitical developments could suppress business activity, disposable income and consumer purchasing power, which may reduce demand for communication services, including our services. Such a decline in demand could have a material adverse effect on our business, financial condition, results of operations and prospects. Prolonged global uncertainties or future economic instability could have a material and adverse impact on the performance of our business.

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us.

Our functional currency is the Indonesian Rupiah. Historically, the Indonesian Rupiah has been subject to significant depreciation and volatility against the U.S. Dollar and other foreign currencies. From a 2021 high of Rp14,219 to US$1.00 on December 24, 2021, the Rupiah depreciated in 2022 to a low of Rp16,095 to US$1.00 on December 31, 2024, (based on the middle exchange rate published by Reuters Refinitiv), due to, among other factors, the slowing global economy and strong U.S. Dollar. The Indonesian Rupiah may continue to soften in the future.

In addition, while the Indonesian Rupiah has generally been freely convertible and transferable, from time to time, BI has intervened in the currency exchange markets in furtherance of its policies, either by selling Indonesian Rupiah or by using its foreign currency reserves to purchase Indonesian Rupiah. The current floating exchange rate policy of BI may be modified, and the Government may take additional action to stabilize, maintain or increase the Indonesian Rupiah’s value, and any of these actions, if taken, may not be successful. Modification of the current floating exchange rate policy could result in significantly higher domestic interest rates, liquidity shortages, capital or exchange controls, or the withholding of additional financial assistance by multinational lenders. This could result in a reduction of economic activity, an economic recession, loan defaults or declining subscriber usage of our services, and as a result, we may also face difficulties in funding our capital expenditures and in implementing our business strategy. Any of the foregoing consequences could materially and adversely affect our business, financial condition, results of operations and prospects.

Rapid and excessive increases in levels of inflation and interest rates in Indonesia could materially and adversely affect our financial condition and results of operations.

Interest rates are affected by the inflation rate. Historically, Indonesia has experienced periods of high inflation. The inflation rate (measured by the year-on-year change in the consumer price index) remains volatile with an annual inflation rate of 2.61% and 1.57% in the years ended December 31, 2023 and 2024, respectively. Based on ongoing economic pressures in the wake of the military conflict in Ukraine, it is anticipated that inflation may continue to rise in the near future. Interest rates have increased rapidly and substantially as central banks in several countries and regional blocks raised interest rates in an effort to subdue inflation. If inflation causes interest rates to further increase significantly and results in a rapid increase in benchmark rates, it could have a material adverse effect on Indonesia’s economy, business climate and consumer confidence.

Even if we have not yet experienced any such impact on our revenues in 2024, higher inflation rates generally lead to a reduction in purchasing power, thus increasing the likelihood of a lower level of demand for our products and services in Indonesia, which would have a negative impact on our revenues. Further, any increase in our costs and expenses due to inflationary pressures that we would not be able to match (partially or fully) by increasing our prices would decrease our profit margin. Eventually, tighter monetary policy and potentially higher long-term interest rates may drive a higher cost of capital for our business. As a result, a high inflation rate in Indonesia could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could materially and adversely affect our business.

As of the date of this annual report on Form 20-F, Indonesia’s sovereign foreign currency long-term debt was rated “Baa2” with stable outlook by Moody’s, “BBB” with stable outlook by Standard & Poor’s and “BBB” with stable outlook by Fitch.

These ratings reflect an assessment of the Government’s overall financial capacity to pay its obligations and its ability or willingness to meet its financial commitments as they become due. Moody’s, Standard & Poor’s, Fitch and other statistical rating organizations may change or downgrade the credit ratings of Indonesia or Indonesian companies. In particular, the credit ratings of Indonesia or Indonesian companies, have been and may be downgraded in the future. Any downgrade could have an adverse impact on liquidity in the Indonesian financial markets, the ability of the Government and Indonesian companies, including us, to raise additional financing, and the interest rates and other commercial terms at which such additional financing is available. Interest rates on our floating-rate Rupiah-denominated debt would also likely increase. Such events could materially and adversely affect our business, financial condition, results of operations, prospects and/or the market price of our securities.

Uncertainty in respect of manpower legislation in Indonesia could materially and adversely affect our business.

The Job Creation Law in Indonesia has undergone significant changes and extensive judicial review since its introduction. Initially enacted in 2020 to encourage investment and stimulate economic growth, the Job Creation Law has been amended numerous times and has faced numerous legal challenges, drawing substantial criticism for its potential to undermine labor rights. The enactment of the Job Creation Law in 2020 triggered widespread protests across Indonesia in 2020 and 2021. Labor organizations argued that the Job Creation Law favored business interests at the expense of worker protections, leading to nationwide mass demonstrations and calls from trade unions and civil society groups for judicial review by the Constitutional Court.

In 2021, the Constitutional Court ruled the law “conditionally unconstitutional,” allowing it to remain in effect while requiring the Government and the House of Representatives to redraft it within two years. To address global economic challenges that could significantly impact Indonesia’s economy and job creation, the Government issued Government Regulation in Lieu of Law (Peraturan Pemerintah Pengganti Undang-Undang) No. 2 of 2022 on Job Creation (“Lieu of Law No. 2/2022”) to support domestic economic growth.

On March 31, 2023, the Government enacted the Job Creation Law 2023, replacing the previous Job Creation Law and incorporated the provisions of Lieu of Law No. 2/2022. However, civil society groups and labor unions criticized the Job Creation Law 2023 for disadvantaging workers, prompting the Labor Party and unions to file for judicial review in the Constitutional Court. On October 31, 2024, the Constitutional Court upheld 21 of the 71 contested provisions, focusing on provisions related to wage eligibility and minimum wage adjustments to ensure proportionality and adequate living standards for employees. The Constitutional Court also directed the Government and legislature to draft a standalone manpower law by 2026, adding further uncertainty to the Indonesian labor regulatory framework.

The evolving regulatory landscape creates significant uncertainties in Government oversight and compliance standards, which could affect our strategic and financial planning. The requirement to implement a standalone manpower law by 2026 further complicates the regulatory framework. New labor regulations may increase operational costs as we adjust to meet stricter compliance requirements, particularly in areas such as employee compensation, benefits, and severance. We may need to make additional investments in human resources and compliance systems to address these challenges. The changes necessitated by the evolving labor regulatory landscape could have a material and adverse effect on our cost base, which would in turn materially and adversely affect our business, financial condition, results of operations, and prospects.

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

For example, the island of Java has been impacted by strong earthquakes in November and December 2022, and the region remains prone to heavy rains, flooding, and volcanic eruptions. In 2024, several natural disasters and incidents disrupted telecommunications infrastructure, including earthquakes affecting STO Bawean and Kebalen on March 22, 2024, Witel West Sumatra on May 12, 2024, and Witel Mataram on May 14, 2024. Given the geography of Indonesia, we are highly reliant on the use of submarine cables to provide services across the Indonesian archipelago. These submarine cables may be damaged by volcanic activity or friction with the ocean floor caused by earthquake tremors or otherwise, which may disrupt our ability to provide services to customers.

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

We are exposed to the potential for financial loss and further non-financial detriments arising from climate change and society’s response to it.

This risk consists principally of (i) physical risks, being the risks arising from increasing frequency and severity of acute weather-related events and longer-term chronic shifts in climate patterns, and (ii) transition risks, being the risks arising from the process of adjustment to a low-carbon economy. Together, these are referred to as “Climate Risk.”

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

Our financial results are reported to the OJK in conformity with the Indonesian Financial Accounting Standard (“IFAS”), which differs in certain respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

In accordance with the regulations of the OJK and the IDX, we are required to report our financial results to the OJK in conformity with IFAS. We have provided the OJK with our financial results for the year ended December 31, 2024, on April 17, 2025. We furnished such financial results to the SEC on Form 6-K dated April 17, 2025, which contains our Consolidated Financial Statements as of and for the year ended December 31, 2024, which were prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Based on IFAS financial statements, our profit for the year attributable to owners of the parent company were Rp20,753 billion in 2022, Rp24,560 billion in 2023, and Rp23,649 billion in 2024. Our net income per share was Rp209.5 in 2022, Rp247.9 in 2023, and Rp238.7 in 2024. For the fiscal year ended December 31, 2022, dividends declared per share were Rp167.6 and dividends declared per ADS were Rp16,759. For the fiscal year ended December 31, 2023, dividends declared per share were Rp178.5 and dividends declared per ADS were Rp17,850. The dividends for the fiscal year ended December 31, 2024 will be decided at the 2025 AGMS, scheduled for May 27, 2025.

As a foreign private issuer in the U.S., we are permitted to, and we have relied and will rely on exemptions from certain NYSE corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ADSs.

We are exempted from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer in the U.S. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the NYSE. See also “Item 16D. Exemptions from the Listing Standards for Audit Committees” and “Item 16G. Corporate Governance.” The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to: have a majority of the board of be independent (although all of the members of the audit committee must be independent under the Exchange Act), have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors, have regularly scheduled executive sessions for non-management directors, or have executive sessions of solely independent directors each year.

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

Holders of our ADSs may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the Deposit Agreement. Upon receipt of voting instructions from them in the manner set forth in the Deposit Agreement, the depositary for our ADSs will endeavor to vote their underlying ordinary shares in accordance with these instructions. Under our Articles of Association, minimum notice periods apply for convening a general meeting or an extraordinary general meeting of shareholders. When such meetings are convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to allow them to exercise their voting rights with respect to any specific matter at the meeting. In addition, the Depositary may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. Furthermore, the Depositary will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any vote. If no voting instructions are received by the Depositary from a holder of our ADSs on or before the date specified by the Depositary, subject to certain exceptions, the Depositary shall deem that such holder has instructed the Depositary to give a discretionary proxy to a person designated by us with respect to the shares underlying such holder’s ADSs. As a result, holders of our ADSs may not be able to exercise their rights to vote and they may lack recourse if the ordinary shares underlying their ADSs are not voted as they requested.

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

We are a state-owned limited liability company established in Indonesia, operating within the framework of Indonesian laws governing companies with limited liability, and all of our significant assets are located, and most of our current operations are conducted, in Indonesia. In addition, all of our current Commissioners and Directors reside in Indonesia, are nationals of countries other than the United States and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process, or enforce judgments on us or such persons within the United States, or to enforce against us or such persons in the United States, judgments obtained in United States courts.

We have been advised by our Indonesian legal advisors that Indonesia is not a party to any bilateral or multilateral treaties for the reciprocal recognition and enforcement of foreign court judgment. Therefore, judgments of courts outside Indonesia are neither recognized nor enforceable in Indonesia, although such judgments could be admissible as evidence in a proceeding on the underlying claim in an Indonesian court if the Indonesian court, in its sole discretion, deems it appropriate under the circumstances.

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

ITEM 4.              INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

Profile of Telkom

Telkom is the largest telecommunications company in Indonesia, in terms of revenue and number of subscribers, as of December 31, 2024. We provide fixed and mobile telecommunications services and solutions and ancillary services. We are innovative and continue to strengthen and optimize our portfolio businesses, services and solutions by creating strategic programs that aim to maximize synergies and active portfolio management. Our existential purpose is to build Indonesia into a more prosperous and competitive nation while delivering the best value to our stakeholders. Our long-term vision is to be the most preferred digital telecommunications company and empower Indonesian society. To achieve this vision, we focus on three missions that cover many aspects of empowering society, including rapidly building sustainable digital infrastructure and smart platforms that are affordable and accessible to a wide range of customers, nurturing best-in-class digital talents to help develop Indonesia’s digital capabilities and increase the adoption of digital technologies and services, and orchestrating a comprehensive digital ecosystem to deliver a superior customer experience.

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

International Ratings: “Baa1 (Stable)” by Moody’s, “BBB (Stable)” by Fitch, “A” by MSCI ESG Ratings for 2024, and “Medium Risk” ESG Risk Rating by Sustainalytics, “Industry Average” Corporate Sustainability Assesment (CSA) by S&P Global, and Carbon Disclosure Project (CDP) rating “b” for climate and “c” for Water in 2024 (CDP Supporter for 2024).

Domestic Rating: “idAAA” by Pefindo for 2024, and “Very Good” ESG Implementation Assesment by BPKP.

Date of Legal Establishment	:	November 19, 1991
Legal Basis of Establishment	:

Based on Government Regulation No. 25 of 1991, the status of our Company was converted into a state-owned limited liability corporation (“Persero”), based on the Notarial Deed of Imas Fatimah, S.H. No.128 dated September 24, 1991, as approved by the Ministry of Justice of the Republic of Indonesia by virtue of Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and as announced in the State Gazette of the Republic of Indonesia No. 5 dated January 17, 1992, Supplement to the State Gazette No.210

Ownership	:	– Government of the Republic of Indonesia – 52.09% – Public – 47.91%
Listing on Stock Exchanges	:	Our shares of common stock were listed on the IDX and the New York Stock Exchange (the “NYSE”) on November 14, 1995
Stock Codes	:	– "TLKM" on the IDX – "TLK" on the NYSE
Authorized Capital	:	1 Dwiwarna Share and 389,999,999,999 shares of common stock
Issued and Fully Paid Capital	:	1 Dwiwarna Share and 99,062,216,599 shares of common stock
Offices	:	– 1 Head Office – 5 Telkom Regional Offices and 31 Telecommunications Areas
Service Centers	:
-
10 Global Offices in Indonesia, Australia, Dubai, Hong Kong, Malaysia, Myanmar, Singapore, Taiwan, Timor-Leste, and the United States, a total of 5 Sales Representatives in Canada, India, the Philippines, Vietnam, and the United Kingdom, and 1 Sales Representative of Telkomsel in Saudi Arabia
-
486 GraPARI centers in Indonesia

Other Information	:

–  Registered Public Accounting Firm

Public Accounting Firm (“KAP”) Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) (PCAOB ID 1381) (“KAP Purwantono, Sungkoro & Surja”)

Indonesia Stock Exchange Building, Tower 2, 7th Floor, Jl. Jend. Sudirman Kav. 52–53, Jakarta 12190, Indonesia

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

Moody’s Investors Service Singapore Pte. Ltd.

50 Raffles Place #23-06, Singapore Land Tower, Singapore 048623

Fitch Hong Kong Ltd.

19/F Man Yee Building, 68 Des Voeux Rd, Hong Kong

Badan Pengawasan Keuangan dan Pembangunan

Jalan Pramuka Nomor 33, Jakarta, 13120

CDP

127 West 26th Street, Suite 300, New York, NY 10001, United States

MSCI

7 World Trade Center 250 Greenwich Street New York, NY 10007, United States

Sustainalytics

Four World Trade Center 150, Greenwich Street, Floor 48, New York, NY 10007

S&P Global

12 Marina Boulevard, #23-01` MBFC Tower 3, Singapore 018982

– ADR Depositary The Bank of New York Mellon Corporation 240 Greenwich Street, NY, USA – 10286
– Authorized Agent for Service of Process in the United States Cogency Global Inc. 122 E. 42nd St. 18th Fl. New York, NY 10168, USA
Employee Union	:	The Telkom Employees Union (Serikat Karyawan Telkom or “SEKAR”)

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission (“SEC”). Specifically, we are required to annually file a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-

0330. SEC maintains a website (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that are filed electronically with the SEC.

Telkom’s Milestones

In 1965, the Government created the first state-owned company specifically focused on telecommunications services as part of a restructuring of the state-owned telecommunications industry in Indonesia.

In 1974, PN Telekomunikasi became Perusahaan Umum Telekomunikasi Indonesia, which provided domestic and international telecommunications services, and subsequently spun-off PT Industri Telekomunikasi Indonesia, which manufactured telecommunications equipment, into an independent company.

In 1991, as a result of a transformation into a state-owned limited liability company and rebranding, we became Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

In 1995, we and Indosat established Telkomsel. We completed our initial public offering and our shares were listed on the Jakarta Stock Exchange and the Surabaya Stock Exchange (which have since merged to become the IDX). Our shares were also listed on the NYSE and the London Stock Exchange in the form of ADSs, and were publicly offered without listing on the Tokyo Stock Exchange.

In 1999, we launched the Telkom-1 satellite. We lost contact with this satellite in 2017, one year ahead of its planned decommissioning and replacement by the Telkom Merah Putih satellite which launched in 2018.

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

In 2009, we transformed from an information telecommunications company to a Telecommunications, Information, Media and Edutainment (“TIME”) company. We also rebranded, introducing a new corporate logo and the slogan “the world in your hand.”

In 2011, we launched the Telkom Nusantara Super Highway project to unite the Indonesian archipelago through the deployment of multiple submarine cables. We also launched the True Broadband Access project to provide internet access with a capacity of between 20 Mbps and 100 Mbps to customers throughout Indonesia.

In 2012, we began installing Wi-Fi access points around Indonesia to create a public wireless network called Indonesia Wi-Fi as part of our “Indonesia Digital Network” program. We also expanded our business portfolio from TIME to TIMES.

In 2014, we became the first cellular operator in Indonesia to commercially launch 4G/LTE service.

In 2015, we launched the retail brand “IndiHome,” under which we market fixed voice, fixed broadband, IPTV, and consumer digital services in a bundled package.

In 2017, we launched the Telkom-3S satellite and commenced operations on schedule.

In 2018, we launched the Telkom Merah Putih satellite, which began providing coverage for all of Indonesia, Southeast Asia and South Asia. We also inaugurated The Telkom Hub, a smart office complex for developing digital entrepreneurs and fostering a digital culture in line with digital Government initiatives such as “Making Indonesia 4.0,” “2020 Go Digital Vision,” and “One Data Indonesia.”

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

In 2022, Telkom launched a cable gateway in Manado, the second international communication gateway that we own. We completed the first stage of our HyperScale data center, in Jakarta, and our subsidiary, PT Telkom Data Ekosistem (“TDE”), began construction of our second HyperScale data center, in Batam. As of the date hereof, our second HyperScale data center in Batam is still under construction. We also established strategic partnerships with several global technology companies such as Microsoft.

In April 2023, in line with our FMC initiative, we entered into an agreement with Telkomsel to combine our fixed broadband and mobile broadband services into a single business entity, by transferring a portion of our assets and liabilities allocated to the IndiHome business segment to Telkomsel. See also “Item 10C. — Material Contracts.”

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

In February 2024, we launched our Merah Putih-2 satellite. In December 2024, Mitratel acquired 100% of the shares in PT Ultra Mandiri Telekomunikasi from PT PP Infrastruktur. This acquisition added 12,524 km of fiber optic network, increasing Mitratel's fiber optic network to over 59,486 km and strengthening its fiber-to-the-tower business. Additionally, in 2024, we signed an MoU for the construction of the Indonesia Cable Express (ICE) Cable System, NDP Batam, CLS Pluit, and Minahasa.

For the years ended December 31, 2022, 2023, and 2024, our consolidated capital expenditures totalled Rp34,146 billion, Rp32,858 billion and Rp24,436 billion (US$1,519 million), respectively. The capital expenditures were primarily used for purchases of property under construction, cable network and equipment. See also “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our capital expenditures for the year ended December 31, 2024.

Information about the legislation under which we operate and a description, to the extent applicable, of our divestitures (including interests in other companies), since the beginning of our last three financial years, is contained elsewhere in this Form 20-F.

B.	BUSINESS OVERVIEW

Strategy

As the largest telecommunications company in Indonesia in terms of revenue and number of subscribers, we aim to become the preferred digital telecommunications company in Indonesia while also contributing to national development and delivering value to our stakeholders. Our strategy focuses on developing sustainable and efficient digital infrastructure and smart platforms that are accessible and affordable to a wide range of customers. We also aim to support Indonesia’s digital growth by fostering digital talent through workforce planning, skill development and partnerships. We expect these efforts to promote the wider adoption of digital technologies across different sectors. In addition, we seek to improve customer experiences by building a comprehensive digital ecosystem. This includes offering services such as gaming and IPTV and collaborating with strategic partners to deliver innovative solutions.

Strategic Focus 2024

Our long-term strategy focuses on achieving excellence in three key digital business domains: digital connectivity, digital platforms, and digital services. At the same time, we aim to optimize current operations to maintain our market position. These efforts are designed to drive sustainable growth, unlock stakeholder value, and foster inclusive digitalization across Indonesia. Our core programs for implementing our strategy are as follows:

●	Strengthen our Customer Experience and Retention through Leveraging Data-Driven Insights: We intend to implement advanced data analytics across the customer journey to better understand customer needs and behaviors by expanding the use of digital interfaces, and leveraging data-driven insights. A disciplined and data-driven approach to understanding customer needs is critical to improving customer experience and adequately addressing customer pain points, which is expected to lead to longer customer retention for Telkom.
●	Ensure Business Competitiveness by Optimizing our Business Portfolio and Executing our 5 Bold Moves Initiative Consistently: We are focusing on business portfolios with future growth potential that will create additional value for our Group. The continued execution of our “5 Bold Moves” initiative remains essential for maintaining our market competitiveness, supported by strategic partnerships to accelerate our business transformation. Following the Fixed-Mobile Convergence (“FMC”) consolidation within our B2C businesses in 2023, we intend to further support equitable and reliable broadband access, advance digital inclusion, and contribute to the growth of Indonesia’s digital economy. We expect FMC to continue to deliver sustained growth through reduced operational and capital expenditures, optimized costs, and the realization of revenue synergies. In our B2B operations, we aim to enhance our readiness and capabilities by developing digital-based solutions tailored to customer requirements. We plan to scale our digital infrastructure portfolio, including data centers, subsea cables, and enterprise IT services, while prioritizing efficient capacity development and commercialization to maximize asset utilization and deliver meaningful outcomes.
●	Align Talent with Business Needs to Strengthen our Business Capabilities and Enhance Talent Productivity: We seek to match employees to positions based on their expertise and competency, considering specific business requirements. Qualified employees and optimal allocation of human capital are important for our operations and current business transformation efforts. We intend to continue investing in employee development and emerging technologies to support operational excellence and long-term business performance. Our workforce planning will focus on three main areas: improving current employees’ skills, training employees in new skills, and hiring new talent, particularly in digital connectivity, digital platforms and digital services. We will foster a digital-first work environment to improve employee productivity and resource efficiency, streamline workflows, and maintain our market competitiveness.

The Five Bold Moves

To achieve our strategic objectives, we are implementing five key initiatives, collectively referred to as the “Five Bold Moves.” These initiatives are expected to strengthen competitiveness across digital connectivity, platforms, and services while supporting our vision to become a world-class digital telecommunications company. We aim to optimize operations, enhance capabilities, improve efficiency, and deepen our relationships with our customers, investors, and partners. The Five Bold Moves are as follows:

●	Fixed-Mobile Convergence: We plan to continue streamlining the integration of our fixed and mobile networks to provide seamless customer experiences, regardless of their location or the device they use. Further integration is expected to improve broadband access, lower costs, increase operational efficiency, and strengthen our market competitiveness. In addition, we anticipate generating synergies that will optimize resource utilization, including capital and operational expenditures.
●	Infrastructure: We intend to further consolidate our infrastructure assets to increase the value of our business. In 2022, we consolidated our telecommunications towers through the IPO of Mitratel. For our fiber optic network, we created PT Telkom Infrastruktur Indonesia (“TIF”) at the end of 2023 as our vehicle to consolidate our infrastructure assets. This consolidation aims to increase asset utilization, reduce connectivity costs, and accelerate market penetration. We also plan to allow external parties to access our fiber network, which is expected to create additional revenue potential.
●	Data Center: To meet growing regional and global data demands, we plan to expand the capacity and capabilities of our data center business under PT Telkom Data Ekosistem (“TDE”) and working with technology leaders to drive growth. By enhancing cost-efficiency and strengthening end-to-end product offerings, TDE aims to meet emerging demands and broaden its regional presence.
●	B2B Services: We aim to improve our B2B services by enhancing our products, simplifying our business processes, reorganizing regional operations and accelerating the pace of our capabilities upgrade. We are working to develop our B2B subsidiaries (e.g., TelkomSigma) into providers of advanced B2B digital IT services. Additionally, we aim to promote cooperation among our Group companies to increase revenue growth in the B2B sector while meeting customer needs and ensuring our market competitiveness in emerging markets.
●	Digital: We plan to expand our digital business and seizing new digital opportunities by enhancing digital capabilities in our existing business portfolios, exploring potential business models through strategic partnerships. Through PT Telkomsel Ekosistem Digital (“TED”), we plan to grow our digital asset business in high demand sectors such as health-tech, edu-tech, and mobile gaming.

Further Development of 5G Services

In 2021, our majority-owned subsidiary, Telkomsel, became the first cellular operator to offer 5G services in Indonesia. Since then, we have strategically focused on expanding our 5G network, with deployment paced by factors such as ecosystem maturity, demand in B2B and B2C segments (particularly in the manufacturing, infrastructure, and education sectors) and the availability of additional 5G spectrum through anticipated Government auctions.

Our 5G development aims to support Indonesia’s broader digital ecosystem goals by integrating emerging technologies and scalable infrastructure to drive adoption across sectors. To achieve this, we are implementing end-to-end network automation and transitioning to autonomous networks to improve operational efficiency and deliver next-generation services with high-speed, low-latency connectivity.

We are expanding our 5G network through the Hyper 5G initiative in a focused and gradual manner to enhance digital connectivity and support the growth of Indonesia’s digital ecosystem and economy. Since its commercial launch in 2021, Telkomsel’s Hyper 5G network has been expanding, with approximately 1,000 BTS covering 56 cities and regencies, supporting national digital transformation efforts. As an initial step, as of the date hereof, Telkomsel now provides 5G services in Denpasar City and Badung Regency, Bali Province.

In December 2024, Telkomsel completed the expansion of its Hyper 5G network in the Greater Jakarta area, which covers strategic routes such as the route from the Soekarno-Hatta Airport to the Halim Perdanakusuma Airport, the planned areas of Pantai Indah Kapuk 1 and 2, and business districts and Government centers from Pondok Indah to the National Monument.In the near future, Telkomsel plans to further extend its 5G network to other key locations across Indonesia in a gradual and strategic manner. As the customer base grows and 5G device adoption increases, Telkomsel is offering various products and deals to enhance the benefits of Hyper 5G connectivity, aiming to provide faster and more affordable services in the Greater Jakarta area.

Additionally, we will continue to explore partnerships with technology providers to scale emerging technologies such as Network Functions Virtualization (“NFV”) and Software-Defined Networking (“SDN.”) driving Indonesia’s 5G Fixed Wireless Access Technology Roadmap. Alongside network expansion, we will continue to strengthen Group-wide cybersecurity measures to support secure and reliable connectivity.

Our focus remains on delivering superior customer experiences while supporting Indonesia’s transition to a digitally connected future through innovative 5G infrastructure, applications, and solutions.

Strategic Partnerships

In 2024, we expanded digital service offerings through strategic partnerships and collaborations. We formed alliances with global technology companies in cloud computing to strengthen TDE’s data center business, leveraging these collaborations to drive innovations and enhance competitiveness in Indonesia and the region.

We reinforced our digital services ecosystem through investments such as Telkomsel’s US$450.0 million (Rp6.4 trillion) investment in PT GoTo Gojek Tokopedia Tbk (“GoTo”) from 2020 to 2022. This partnership, which saw Telkom gradually invest in GoTo from 2020 to 2022, has consistently generated synergistic value through enhanced connectivity, digital platforms, and services. In 2024, we continued to work with GoTo to expand services in the GoTo ecosystem. Future collaborations with GoTo will focus on connectivity, data services, and integrating offerings with GoTo’s platforms to strengthen the digital ecosystem. See “–  Business Portfolios – Mobile Segment.”

Telkomsat has collaborated with SpaceX’s Starlink since 2022 to provide backhaul services in remote Indonesian regions, supporting digital inclusion by extending connectivity to underserved areas. In May 2024, Telkomsat leveraged its partnership with Starlink by becoming the first authorized Starlink re-seller in Indonesia.

In November 2023, we partnered with KT Corp, a South Korean telecommunications company, to develop a sustainable smart city model for Nusantara, Indonesia’s planned capital, focusing on infrastructure, connectivity, and digital ecosystem development.

Enhancing our Assets through Acquisitions and Spin-offs

In April 2023, as part of the FMC initiative, we entered into an agreement with Telkomsel to integrate our fixed and mobile broadband businesses into a single entity by transferring IndiHome-related assets and liabilities (the “IndiHome Integration”). The IndiHome Integration aims to enhance customer engagement through cross-selling, integrated content delivery, and unified customer touchpoints, while driving operational and cost efficiencies, improve customer experience, and foster synergies to deliver more competitive product offerings. As at the date hereof, we have realized synergies from content optimization, cross-selling, service integration, cost savings in CPE acquisition, and the streamlining of overlapping customer touchpoints across approximately 300 outlets.

In our tower business portfolio, we remain focused on strengthening assets and digital capabilities through acquisitions, spin-offs, and strategic initiatives. In 2022 and 2023, Mitratel expanded its fiber optic and tower portfolio, acquiring 6,012 km of fiber optic assets from PT Sumber Cemerlang Kencana Permai and PT Trans Indonesia Superkoridor, 967 km from PT Power Telecom, 54 towers from PT XL Axiata Tbk (“XL Axiata.”) and 803 towers from PT Gametraco Tunggal. In 2024, Mitratel acquired a 100% equity stake in PT Ultra Mandiri Telekomunikasi from PT PP Infrastruktur, which increased the coverage of Mitratel’s fiber optic network. These acquisitions are expected to improve asset utilization and enhance Mitratel’s infrastructure portfolio value for both operational and investment purposes. See also “Item 3D — Risk Factors — Risks Related to Our Business — Risks Related to the Development of New Businesses and Acquisitions — Our acquisition activities expose us to various risks.”

While pursuing external growth through acquisitions, we also focus on enhancing governance and collaboration within Group entities to unlock synergies and promote efficient resource utilization.

Furthermore, Mitratel continues to explore strategic growth opportunities, focusing on optimizing asset utilization and expanding into adjacent tower-related businesses, including power-as-a-service and next-generation infrastructure such as High-Altitude Platform Stations (“HAPS”). These initiatives align with Mitratel’s long-term goals of sustainable growth and market position enhancement.

Environmental, Social, and Governance (“ESG”) Matters

In 2024, we updated our sustainability strategy under the GoZero% program, signifying our dedication to responsible business practices based on Environmental, Social, and Governance principles. Our sustainability strategy is composed of three pillars:

1.	Save Our Planet: We aim to create a greener future through sustainable business practices by reducing the environmental impact of its daily operations. Telkom focuses on climate-related risk and waste management efforts. Telkom also reported on two other environmental topics, including water management and biodiversity conservation, to meet national disclosure standards.
2.	Empower Our People: We focus on empowering employees, customers, and society as part of its responsible business practice. This starts with providing a safe and inclusive workspace, fostering innovation to deliver superior services to customers, and ensuring that the Group’s digital capabilities have a positive impact on the broader society.
3.	Elevate Our Business: We believe that strong governance enables us to enhance our business competitiveness, strengthen stakeholders’ trust, and ensure long-term sustainability. By implementing principles of Transparency, Accountability, and Compliance, we aim not only to adhere to regulations but also to create an innovative and sustainable business ecosystem. We believe that effective governance supports better risk management, operational optimization, and the creation of business opportunities in line with the dynamics of the telecommunications industry.

Our sustainability strategy seeks to mitigate the environmental impact of our operations and businesses. We are dedicated to building an eco-friendly culture and extending environmental management practices beyond our immediate operations. We aim to reduce the telecommunications industry's carbon footprint by reducing energy use, emissions, and managing electronic waste effectively.

We have implemented several practices: enhancing energy efficiency, promoting renewable energy adoption, responsible waste handling, careful water usage, and procuring energy-saving hardware. Oversight of environmental policies is centralized under the head of each business unit. Measures to decrease energy consumption include using LED lighting, installing reflective glass to reduce air conditioning use, managing cooling systems, and optimizing electricity usage with devices such as capacitor banks and timers. Plans to install rooftop solar panels are also being assessed as at the date hereof.

In 2024, we also began calculating Scope 3 GHG emissions across nine categories and completed an independent verification by TUV Rheinland of its first GHG emissions inventory. Additionally, we reduced total waste generation by 6,387 tons and diverted 176,046 kg of fiber optic cable waste.

Our network infrastructure improvements entail AC optimization and replacing old equipment with more energy-efficient alternatives, alongside expanding solar energy usage. Water-saving initiatives feature automatic taps and reusing AC condensation. Transportation has become more eco-friendly by encouraging cycling to work with bike parking facilities. Through digitalization, we are reducing paper trails by encouraging online communication and virtual meetings. Invoicing processes are now paperless, with digital channels in use for customer billings, such as apps (MyTelkomsel), email, outbound calls, and text notifications on Pay TV services. Our corporate culture is focused on sustainability and responsible practices, integrating ESG principles into business decisions. We engage with communities and within our organization to foster a sense of environmental responsibility.

We have also implemented initiatives focused on water management and biodiversity conservation. In addition to operating a Sewage Treatment Plant (STP), we have introduced a wastewater recycling system that utilizes condensation waste from the Air Handling Unit (AHU) for cooling and irrigation. To enhance land and marine ecosystems, we have conducted mangrove planting, revegetation, and coral reef transplantation. In 2024, we have planted 102,450 trees across 4.6 hectares in collaboration with local communities through the Hutan Binaan Digital Telkom. Additionally, 62,250 mangrove trees (Rhizophora mucronata) were planted, and 896 coral reef substrates (Acropora sp. and Porites sp.) were transplanted to support marine biodiversity.

Throughout 2024, we strengthened our dedication to diversity, digital innovation, and customer-centric service. Starting with our employees, women held 22% of managerial positions, supported by initiatives such as DayCare and Srikandi Telkom workshops, which foster gender equality in the workplace. This dedication is further reinforced through the Respectful Workplace Policy, a comprehensive framework that regulates the prevention, handling, and reporting of discrimination, violence, and harassment. In digital talent development, the Digital Talent program successfully trained 20.6% of our digital workforce through Telkom Athon and various upskilling programs. Workplace safety also remained a top priority, with zero work-related fatalities recorded throughout the year.

We believe that strong governance enables us to elevate our business by enhancing competitiveness, strengthening stakeholder trust, and ensuring long-term sustainability. We believe that by upholding the principles of Transparency, Accountability, and Compliance, we not only meet regulatory requirements, but also foster an innovative and sustainable business ecosystem that will allow us to grow even further alongside our stakeholders.

We are dedicated to implementing ethical and responsible business practices, ensuring regulatory compliance, and strengthening data protection amid evolving cybersecurity threats. Throughout 2024, we aimed to adhere to all applicable legal and regulatory frameworks within jurisdictions in which we operate, maintaining a firm stance on enforcing compliance within the Telkom Group. We also strived to consistently take decisive action against legal violations, cooperate fully with legal processes, and implement preventative measures to comply with applicable regulatory requirements.

We have implemented the ISO 37001:2016 Anti-Bribery Management System since 2020, and in 2024, we continued to reinforce this standard across our operations, including our subsidiaries. This ongoing implementation strengthens our dedication in upholding integrity, preventing corruption, and ensuring ethical business conduct throughout the Telkom Group. In line with our dedication to transparency and accountability, all whistleblowing reports received through our system were thoroughly reviewed and addressed. We believe that this reflects our strong ethical culture and dedication to fostering a respectful work environment.

On data security, we aimed to maintain robust safeguards to ensure that no critical data breaches occurred, and all data processing activities were conducted securely. These achievements reinforce our dedication to governance excellence, fostering trust, driving innovation, and advancing Indonesia’s digital future sustainably.

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
•

Enterprise segment primarily comprises ICT and digital platforms, which cover enterprise-grade connectivity services, IT services, cloud, cybersecurity, business process outsourcing, e-health and other adjacent services;

•

Wholesale and international business segment comprises wholesale telecommunications network and traffic, international business, wholesale platform and services, telecommunications tower business, satellite, data centers, and infrastructure and network management services; and

•

Other segment comprises digital services offerings such as digital smart platform, digital content, and e-commerce for B2B to support other segments, and property management to leverage our property assets across Indonesia.

Historically, digital connectivity has generated the largest share of our total revenue. Thus far, our business has not experienced significant seasonality.

The following is a brief overview of our product portfolios:

1. Mobile Segment

Our mobile segment portfolio comprises legacy services such as voice and SMS, alongside digital products such as data and value-added services, executed through Telkomsel, our majority-owned subsidiary. In 2024, mobile services,  particularly digital business revenue, which amounted to 69.1% of Telkomsel’s total revenues remained the principal driver of our revenue.

Telkomsel’s prepaid mobile services, branded as “Telkomsel Prabayar” (introduced in 2021) and “by.U” (introduced in 2019), amounted to 95.0% of the total number of cellular subscribers as of December 31, 2024. Meanwhile, Telkomsel’s postpaid mobile services, branded as “Telkomsel Halo,” represented 5.0% of the total number of cellular subscribers as of the same date. The total number of cellular subscribers remained stable, with a marginal increase of 49,000 subscribers from 159.3 million (comprising 151.8 million prepaid and 7.5 million postpaid subscribers) to 159.4 million (comprising 151.4 million prepaid and 8.0 million postpaid subscribers) as of December 31, 2024.

The stability in our subscriber base is attributed to our strategies aimed at catering to market demand and addressing affordability concerns, while focusing on enhancing customer productivity through a wide variety of products and services, including digital offerings. However, Telkomsel’s annual ARPU decreased by 6.6% from 2023 to 2024 reflects the challenges it faces, including the downward trend in legacy services and macroeconomic pressures due to weakened consumer purchasing power. To maintain ARPU stability and growth amid challenging macroeconomic conditions and market competition, Telkomsel continues to expand its digital product portfolio, optimize CVM initiatives, and leverage FMC offerings to enhance customer productivity and strengthen ARPU resilience in the long term.

Our mobile broadband services are supported by 5G/4G/2G technology. Despite macroeconomic challenges, we have observed positive indicators of productivity, driven by increased consumer consumption. This is reflected in a 13.9% year-on-year increase in data traffic, rising from 17,481 petabytes as of December 31, 2023, to 19,909 petabytes as of December 31, 2024. In 2024, Telkomsel continued to support and incentivize healthier market behavior aimed at strengthening business profitability and industry rationalization through several price adjustments. Major competitors also implemented price rationalization initiatives in 2024.

In addition to our digital connectivity business, we established several digital service offerings within our mobile segment with a specific focus on financial services, video on demand, music, gaming, advertising, and IoT. Our mobile segment comprises a financial payment platform, T-Cash, which pioneered digital payments when it was introduced in 2007 by Telkomsel. In 2019, T-Cash became LinkAja under PT Fintek Karya Nusantara (“Finarya”). As of the date hereof, Telkomsel owns a 24.83% equity interest in Finarya.

We also offer on-demand video content through the MAXstream application, a platform that collaborates with partners to co-produce content with studios. MAXstream produces programs in partnership with other creators, which are then distributed either through in-house channels or other OTT platforms. We provide music and gaming services that offer a mobile entertainment experience by targeting various consumer segments and leveraging Telkomsel’s billing system. We have applications for music (e.g., Langit Musik) and Dunia Games, which provides a comprehensive gaming ecosystem combining media content, distribution, payment facilities, e-sports, and gaming communities to enhance customer experience. With rapidly evolving customer needs and the transformation taking place in the society, we aim to enhance our product offerings and digital capabilities to go beyond connectivity while accelerating and expanding our current digital ecosystem, to continue to focus on customer needs and long-term growth supported by network quality.

Following Telkomsel’s investment in GoTo in November 2020 and May 2021, the two companies have strengthened their strategic partnership initiatives to provide users with new benefits and also help to accelerate the digitization of MSMEs.

GoTo has already developed a comprehensive and well-recognized digital ecosystem for users, drivers, and merchants. Our partnership with GoTo is multi-faceted. We have jointly promoted products and services such as connectivity promotions and advertising packages and conducted co-branding activities to better service our respective customers and expand our addressable markets. For instance, we have offered data packages and discounts designed for GoTo drivers. We are also collaborating with GoTo to better understand the consumption habits and behaviors of users and customers in order to improve our products and solutions offerings. These initiatives to increase the number of Telkomsel users within the GoTo ecosystem include creating easy onboarding capabilities for GoTo’s MSME partners to become Telkomsel reseller partners, integrating MyTelkomsel and GoPay, collaborating on loyalty programs, and providing GoTo with a number masking service. We expect additional digital initiatives in collaboration with GoTo in the future. See “– Strategy – Strategic Partnerships.”

The Job Creation Law 2023 aims, among other things, to support the acceleration of digitalization and accessibility of broadband services in Indonesia through various means. These include optimizing use of frequency spectrum, limiting passive infrastructure by imposing certain network sharing obligations on non-telecommunications companies and promoting a sustainable competitive environment through price regulation. To optimize spectrum use, the Government ordered a switch from analog to digital television broadcasting in 2022 (known as the analog switch-off) in the 700 MHz frequency band.

Telkomsel officially launched 5G services in May 2021, becoming the first cellular operator to offer 5G in Indonesia. As of 2024, Telkomsel has made 5G available by deploying 975 BTS towers at selected points in more than 56 cities in Indonesia as part of its strategy to roll out 5G through a demand-based approach for B2C and B2B segments, including in the manufacturing, infrastructure, and education sectors. We intend to maximize the use of 5G and publicize the advantages of the 5G network to further encourage the growth of digital connectivity, digital platforms, and digital services in Indonesia, as well as the development of future technology solutions such as AI, cloud computing and IoT. The deployment of 5G services will be gradual, based on assessable demand and ecosystem readiness, and will be conducted with our partners. See “– Strategy – Further Development of 5G Services” and “Item 3D—Risk Factors—Risks Related to Our Business— Operational Risks— The rapid pace of technological change in the telecommunications industry may adversely affect our ability to remain competitive if we cannot successfully integrate new innovations.”

2. Consumer Segment

Our consumer segment portfolio comprises fixed voice, fixed broadband, IPTV, and consumer digital services. We market these service offerings under the retail brand “IndiHome,” a product that allows customers to choose one or more of such services in a bundled package.

In April 2023, in line with our FMC initiative, we entered into an agreement with Telkomsel to integrate our fixed broadband and mobile broadband services into a single business entity, via the IndiHome Integration, in order to create new synergies and improve our product and service offerings, customer experience, cost efficiency and revenue. As part of the implementation of our FMC initiative, Telkomsel also launched “Telkomsel One” in July 2023. This new product aims to encourage equitable distribution of digital connectivity throughout the community through a wide selection of customer-centric packages and a multi-screen approach for content optimization.

Telkomsel is focused on maintaining the business continuity of IndiHome by optimizing synergies between fixed broadband and mobile broadband services, while pursuing revenue growth. The IndiHome Integration aims to enhance customer engagement through cross-selling, integrated content delivery, and unified customer touchpoints, while driving operational and cost efficiencies, improve customer experience, and foster synergies to deliver more competitive product offerings. As of the date hereof, we have realized synergies from content optimization, cross-selling, service integration, cost savings in CPE acquisition, and the streamlining of overlapping customer touchpoints across approximately 300 outlets.

Telkomsel aims to accelerate fixed broadband penetration by targeting diverse segments with with targeted pricing strategy. This includes the launch of EZnet in 2024, complementing existing offerings to maintain competitiveness, capture new opportunities, and address affordability in the mass market segments within targeted customers and areas. Concurrently, Telkomsel is enhancing our service offerings and maintaining high-quality standards to meet the demand for reliable high-speed broadband.

In 2024, Telkomsel accelerated the acquisition of new IndiHome B2C customers adding approximately 918,000 new subscribers. However, this growth coincided with a natural decline in ARPU, which decreased by 6.0% from Rp252.7 thousand in 2023 to Rp237.6 thousand in 2024. See “– Business Portfolios – 1. Mobile Segment.”

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

In 2020, we launched FLOU Cloud to foster digital growth for Indonesian startups, SMEs, large corporations, and Government entities by offering services such as cloud computing, data storage, networking, and data security. In 2022, Telkom Sigma upgraded FLOU Cloud’s capabilities and performance to increase our market presence and strengthen data safety. We have also obtained the ISO 27000 certification in recognition of our dedication to data safety. In addition, we have implemented Cloud Security Alliance Security, Trust, and Assurance Registry (STAR) measures. In partnership with leading cloud service providers, we primarily target Indonesian customers in sectors we expect to grow, such as customers in the finance, manufacturing, Government, and communications sectors, to whom we offer professional cloud management and consultancy services.

Our connectivity services support critical functions across various industries. Our ICT and industry solutions function as horizontal platforms encompassing IoT, data centers, cloud services, big data, cybersecurity, and payment systems. Our platforms facilitate innovation by providing state-of-the-art solutions for our customers' applications, digital marketing, finance, e-health, and entertainment, among others. For instance, we offer payment services and big data analytics that provide information used by our customers to design more effective marketing initiatives. We assist our customers with customer relationship management and IoT deployments, including to set up smart building, for purposes of energy management and fleet management, backed by consolidated communication systems and enhanced IT security. Our digital and IT services capabilities enhance our e-health offerings, for instance by simplifying healthcare claims processing. In 2024, we focused on our ICT business, delivering specialized solutions for the Government and the logistics, healthcare, education, financial, insurance, agriculture, and mining industries.

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

We earn revenue principally from interconnection services that we provide other telecommunications operators that utilize our network and infrastructure in Indonesia, both for calls that terminate at and calls that transit via our network. Similarly, we also pay interconnection fees to other telecommunications operators when we use their networks to connect a call from our customers. Interconnection services that we provide to other telecommunications operators comprise domestic and international interconnection services. With regards to our telecommunications tower business, we lease out space to other operators to place their telecommunications equipment on these towers, for which we receive a fee. As of December 31, 2024, we had approximately 43,825 towers, comprising approximately 39,404 towers owned by Mitratel, who purchased 997 telecommunications towers from Indosat in February 2023 and 803 telecommunications towers from PT Gametraco Tunggal in November 2023, approximately 4,421 towers owned by Telkomsel. We aim to consistently expand our telecommunications tower business as we believe this is a strategic business in the telecommunications industry and intend to increase our tower rental revenues. We also seek to improve our operation and maintenance efficiency by digitalizing our internal business processes.

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

In 2022, we continued to consolidate and expand our data center capabilities, including our cloud services and marketplace services. We began consolidating our data center business under our subsidiary, TDE, in 2021 by transferring our then under-construction Cikarang HyperScale data center. In 2022, we transferred our enterprise data center business in Sentul, Serpong and Surabaya from Telkom Sigma. TDE continues to expand the capacity of our HyperScale data center in Cikarang and has begun building a second HyperScale data center, in Batam. We plan to continue expanding our data center capabilities.

Our subsidiary, PT Telekomunikasi Indonesia International (“Telin”), continues to strengthen its international business. Telin has developed its NeuAPIX cloud-based CPaaS services to provide small, medium, and large companies and business owners with omni-channel communication features (bots and live chats, real-time voice capabilities, SMS, emails, video calls and messaging services). Telin also offers NeuTrafiX, a web-based public exchange platform for connecting buyers and sellers for wholesale trading of voice, SMS, and virtual numbers. Telin also manages data centers in Singapore (as reseller), Hong Kong, and Timor-Leste. In 2023, Telin unveiled TNeX, the Telin NeXt Gen Platform which enables businesses to connect their data centers across the globe by allowing customers to select, acquire and monitor provisioning statuses for a range of connectivity products while granting customers the ability to instantaneously fine-tune bandwidths according to their needs. In 2024, Telin launched WABA for Business in partnership with Meta, enhancing its existing NeuAPIX CPaaS solution. WABA for Business adds more comprehensive features and solutions for both the wholesale and enterprise segments.

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

5. Other Segments

Digital Services

Our digital services portfolio primarily comprises media and edutainment services targeted to digital consumers. Our diverse digital portfolio is clustered into a smart platform and gives access to digital content and E-Commerce. We also manage a venture capital fund through our subsidiary, PT Metra Digital Investama Ventura (also known as “MDI Ventures”) to invest in digital startups. Our smart platform business line consists of digital advertising, intelligent applications, big data, IoT, and financial services. Our financial services offering focuses on creating a digital financial ecosystem by offering digital payment solutions. For example, LinkAja (formerly known as T-Cash) is an E-Money service provided by Telkomsel that enables Telkomsel customers to perform banking activities such as paying bills, transferring funds, and making online and offline retail payments on customers’ smartphones and/or feature phones. The comprehensive financial services offered by LinkAja are expected to further accelerate financial inclusion and foster the development of a cashless society as envisioned by the Government in its Non-Cash National Movement Program. As of the date hereof, Telkomsel owns a 24.83% equity interest in Finarya, and we expect our strategic partnership with GoTo will allow us to expand our digital ecosystem, benefit from co-branding and joint promotional activities, and bring us closer to customers of digital services. See “- Business Portfolios - 1. Mobile Segment.”

Telkomsel established TED as a holding company to provide digital services in the edu-tech, health-tech, and gaming sectors. TED intends to collaborate with Indonesian startups, investors, and stakeholders in the digital industry. As an example, TED has partnered with Agate, one of the largest game developers in Indonesia, to expand access to locally made games and so open opportunities for local creators in Indonesia’s gaming ecosystem. In 2022, we introduced a new brand, Leap, as an umbrella brand for all of our digital transformation products and services. We seek to use Leap to help achieve Indonesia’s digital sovereignty by creating technological solutions through collaboration and innovation.

In 2023, our subsidiary, Metranet and Cakap have collaborated to provide digital educational content on the Metranet Platform, namely Cazbox Edu. The target market includes public and private schools from various levels across Indonesia.

Telkom is a company that operates in the telecommunication sector, but considering the current pace of changes, our company has to keep innovating, therefore we provides an End-to-End Big Data Platform called BIGBOX which is an analytical big data platform with end-to-end data management and Analytics, designed to help organizations manage and analyze large amounts of data in various environments and various data formats, to provide insights, problem solving, or create value for the business or organization. We have three segments, namely PRODUCTS (end-to-end Big Data Platform to generate insights that suit client’s operational and business needs), SOLUTIONS (Helping clients turn complex data into actionable insights across various use cases in various Industries), and SERVICES & SUPPORT (Helping clients build data-driven organizations with expert support, training and consulting services).

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

Our digital content portfolio comprises music and gaming. We manage our digital content portfolio across the Group and also manage the relevant value chains which mainly consist of sourcing content, providing the content platform, dealing with payments, and marketing. Our digital content portfolio focuses on providing consumers with a mobile entertainment experience. It targets different consumer segments and leverages Telkomsel’s trusted billing system to facilitate transactions. It offers applications for music (e.g., Langit Musik for music streaming and an application for ringtones called Nada Sambung Pribadi) and games (e.g., Upoint.id and Dunia Games, which combines game content data for several games with game vouchers). We have been developing our gaming portfolio, our E-Commerce business with a specific focus on B2B E-Commerce opportunities, Xooply, a B2B marketplace for our customers, and investing in B2B IT digital services.

Property Management

Consistent with our strategy to accelerate digital ecosystem creation, we prioritize increasing network-related building and equipment asset utilization that expands our digital capacity. We also construct data centers for data intensive areas while leveraging our sizeable property asset portfolio in markets with lower data usage through external partnerships and collaborations. In addition, we seek efficient space allocation for our legacy network equipment and to provide an enjoyable office experience for our employees. We execute our leveraging initiatives and space reconditioning through our subsidiary, PT Graha Sarana Duta (“Telkom Property”), which offers services such as property development (planning, development, and construction of property area), property leasing (property rent and leasing), property facilities (business line engaged in retail and leasing, transportation management system) and property management (building management, mall, apartment, and security services). These services contribute to the increase in our property asset utilization and diversification of our digital ecosystem.

In 2024, we undertook Five Bold Moves to support Telkom’s transformation in property management. We intensified our efforts in constructing facilities designed to facilitate the growth of our data centers. This infrastructure expansion aligns with our mission to speed up the digitalization across high-traffic sectors, supporting smooth services and product delivery. Expanding on our insight we placed strategic emphasis on the external market, fostering collaborations and partnerships to broaden our impact. This outward focus allowed us to tap into new opportunities and markets, contributing to our sustained growth. Through our improvement projects to adapt to global challenges, we continue to develop our properties to support the digital business ecosystem by delivering E-Commerce co-warehousing and cold storage collaborations. Furthermore, in our dedication to environmental stewardship, we are making efforts to enhance our services and energy management program.

In addition to leveraging our idle properties through partnerships as described above, we incorporate our digital competence and product solutions into our offerings. For example, we provide network connectivity or internet access to our tenants or their customers as additional amenities. These digital features contribute to the increased value of our asset offerings and help to diversify our digital ecosystem. We also create partnerships with digital workplace enterprises through a co-working space business initiative. In addition to generating income, our property business also serves internal customers as part of our “group synergy projects” by providing efficient space allocation for our network equipment and an enjoyable work environment for our employees, partners, and subsidiaries. Such property assets come in the form of buildings that function as our network nodes, sales points, customer service centers, headquarters and branch offices, other businesses, functions, and land banks. Our goal for these projects is to achieve cost efficiency through economies of scale.

Network Infrastructure and Development

In line with our vision and mission, we classify our network infrastructure into two categories, namely: (i) our national network infrastructure (including IT, cybersecurity, and services), which supports our Indonesia Cyber Core program and (ii) our international network infrastructure, which supports our international expansion program.

National Network

Throughout 2023 and 2024, we further developed our Group IT infrastructure, encouraged internal digitalization initiatives, and enhanced customer services while expanding our Next Generation Network capabilities. We sought to drive digital connectivity service innovation, fortify cybersecurity, enhance network quality, deploy Future State Architecture, optimize capital and operating expenditure, modernize our operating model, and improve talent management. We regularly conduct software and network vulnerability assessments, and we offer cybersecurity training to all employees. Our dedication to network development aligns with the Indonesia Broadband Plan, aiming to improve broadband access nationwide. We expedited our digitalization efforts, alongside the deployment of 5G technology to meet Indonesia’s demand for advanced telecommunications infrastructure.

Our digital business comprises digital connectivity, digital platforms, and digital services, focusing on innovations that cater to the changing requirements of technology and information services.

We continue to promote digitalization in Indonesia through our Indonesia Cyber Core program, which comprises three main components, namely id-Service (“id-SEV”), id-Convergence (“id-COV”) and id-Network (“id-NET”) which are further described below:

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

●	id-COV: outlines our strategy to bolster our digital platform business by optimizing integration and reliability while expanding our data center facilities and cloud services. This includes developing two HyperScale data centers with capacities of approximately 75 MW each and enhancing the capacities of 26 neuCentrIX data centers nationally in parallel with our cybersecurity platform. We have established a data governance council to strengthen data security compliance. Our smart platform supports digital businesses in providing various services, offering an interconnected platform via cloud management and dedicated cybersecurity platforms, big data processing, and AI innovations.
●id-NET: details our approach to constructing comprehensive network architecture through the adoption of next-generation technologies, such as FTTx, 5G, IODN, satellite, and re-engineered Multi Service Aggregation Networks. We are future-proofing digital services with cloud-based network solutions (e.g., SDN/NFV, SD-WAN). Our initiatives prioritize expanding fiber optic reach nationally and modernizing networks by adopting new technologies to enhance network performance. For instance, we have joined the Bifrost and SEA-ME-WE 6 submarine cable consortiums and operate the Telkom-3S, Telkom Merah Putih, and Telkom Merah Putih-2 satellites to provide ICT services to remote areas and reduce dependency on foreign operators and networks.

Cellular Network

As of December 31, 2024, our subsidiary Telkomsel had the widest cellular network coverage in Indonesia, operating across GSM/DCS, GPRS, EDGE, 4G/LTE, and 5G networks with a diverse spectrum allocation, supporting technologies from GSM to 5G. In 2024, Telkomsel added a total of 23,452 new 4G BTS, along with a total of 321 additional 5G BTS. As of December 31, 2024, the network encompassed 271,040 BTS, including 2G, 4G, and 5G.

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

Data and Internet Network

In 2024, we continued to improve the quality of our data network by installing additional capacity and expanding coverage. As of December 31, 2024, we provided broadband access through fiber optic cable to more than 39 million homes. As of December 31, 2024, our Metro Ethernet network had an aggregate installed capacity of 243,988 Gbps. We use our Metro Ethernet network both to provide broadband services throughout Indonesia and as the main link for our IndiHome broadband services, softswitches and IMS related to voice services, video services, enterprise VPN services, and GPON broadband services related to mobile backhaul and corporate business solutions.

As of December 31, 2024, we have extended the capacity of our internet gateway to reach an aggregate installed capacity of 9,000 Gbps, in particular to cope with expected peak surges in traffic. In 2024, we operated CDNs with an aggregate content delivery capacity of 33,180 Gbps in collaboration with Google, Facebook, Akamai, EdgeCast, Level3, Yahoo, ChinaNet, VDMS, Conversant, Zenlayer, and OTT video content providers such as iFlix and Catchplay+.

As of December 31, 2024, we had 64 points of presence in 49 cities in Indonesia, including: 12 main points of presence in Batam (at Batam Center and Bukit Dangas), Jakarta (at Jatinegara and Cikupa), Surabaya (at Rungkut and Kebalen), Manado (at Manado Centrum and Manado Paniki), Makassar (at Pettarani and Balaikota) and Banjarmasin (at Banjarmasin and Ulin), and 52 primary and secondary points of presence throughout Indonesia. We have also been developing two primary points of presence in Kendari, which are expected to commence operations in 2025.

In 2024, we consistently deployed additional access points across Indonesia to enhance our Wi-Fi coverage and business model, while also choosing to dismantle certain access points that provided Wi-Fi services in locations where there was low utilization. Moreover, we expanded our Wi-Fi business by offering Wi-Fi management services using ONT Premium, which allows SMEs to purchase Wi-Fi at various bandwidth levels and with various additional services. As of December 31, 2024, we had installed a total of 376,212 access points (consisting of 106,836 managed access points, 221,000 home spots, and 48,376 ONT Premium access points).

Data Centers

As of December 31, 2024, we operate 35 data centers both in Indonesia and overseas. Out of all data centers that we have, 5 of which are located overseas with a total capacity of 18 MW consisting of three in Singapore, one in Timor-Leste and one in Hong Kong. Our neuCentrIX data centers in Indonesia had an aggregate capacity of 2,420 racks. Aside from data centers in Singapore which has installed 17 MW capacity, NeutraDC in Indonesia also operates three enterprise data centers with a classification of tier 3 or tier 4 with a total IT load capacity of 16 MW and one Hyperscale Data Center with a classification of tier 3 or tier 4 (at Cikarang) with current IT load capacity of 4 MW out of 51 MW total IT Load capacity that will be built in stages.

In December 2022, TDE conducted the groundbreaking ceremony for our second HyperScale data center in Batam. PT Teknologi Data Infrastruktur (“NeutraDC Batam”) is developing a 51MW data center on a five-hectare site at Kabil Industrial Estate, Batam. In 2025, we signed a contract with PLN Batam to secure electrical support with a total capacity of 90MVA for the data center. We are also exploring renewable energy initiatives in collaboration with PLN Batam. Envisioned as a three-campus infrastructure and designed to emphasize efficiency and innovation, the first campus is expected to be operational by 2025. This development aims to support digital transformation and economic development in Indonesia, particularly in Batam and the surrounding region, addressing demand from Singapore.

In 2024, we further expanded our neuCentrIX data center capacity and services via the deployment of three new neuCentrIX data centers. As of the date hereof, we are building new neuCentrIX data centers in Indonesia that will provide carrier neutral connectivity and multiple custom-made services for enterprise clients throughout the Asia Pacific region.

In 2024, we successfully integrated our international data centers by transferring Telin Singapore’s data center business to NeutraDC Singapore, which is an important milestone in our journey to become a leading regional player in the data center industry. NeutraDC also continues to explore data center expansion options at the regional level. Through regional expansion, we aim to identify new opportunities and address market demand in the Asia Pacific region.

Transmission Network

In 2024, we focused on the reinforcement of our domestic backbone network reliability and continued developing our broadband network, which serves as the backbone for our entire network infrastructure. Our backbone telecommunications network consists of transmission networks, switching facilities and core routers, which connect multiple access nodes. The transmission links between nodes and switching facilities comprise a terrestrial transmission network, in particular fiber optic, microwave and submarine cable systems, as well as satellite transmission networks and other transmission technologies. We took preemptive steps to reinforce the reliability of our network and limit congestion issues, in particular in urban areas. We did so by increasing our network capacity, prioritizing sensitive areas to prevent service disruptions (e.g., certain key Government agencies or ministries and key backbone connection links within our network), allocating more resources to monitor our network, either from our integrated operation centers or by sending teams of technicians on the field for controlling the physical integrity of our systems and the existence of potential intrusions. We have benefited from the enhancements to our network infrastructure and we seek to maintain the reliability of our network.

Communications Cable System

As of December 31, 2024, our transmission network comprised 28 backbone rings in Indonesia with an aggregate installed capacity of 578,050 Gbps and our fiber optic backbone network totaled 112,743 km domestically (compared to 111,663 km as of December 31, 2023). Our domestic fiber optic backbone network is supplemented by an international fiber optic backbone network totaling 64,700 km.

In 2019, we began deployment of several submarine cable systems in order to strengthen our fiber optic backbone. We continue to make progress on the deployment of our fiber optic backbone in eastern Indonesia. We completed the deployment of the 1,126 km long PATARA-2 submarine cable in 2022, connecting Sarmi and Waisei. When our JASUKA and IGG fiber optic cables were disconnected in the second quarter of 2022 due to an incident with an anchor, we prioritized the repair of these two cables so that we could provide sufficient network bandwidth. In October 2023, we completed the construction of our PATARA-2 submarine fiber optic cable system connecting across North Papua, Indonesia. In 2024, we also completed the construction of the Labuha Obi submarine cable, and as of the date hereof, we are in the process of obtaining the necessary permits to commence operations.

We also intend to leverage Indonesia’s strategic geographic location and to provide an alternative direct broadband connection between Europe, Asia, and America. The IGG cable system connects two major submarine cable systems, namely SEA-ME-WE 5 and SEA-US. The IGG cable system also connects 12 major cities within Indonesia, including Batam, Jakarta, Surabaya, and Manado, spanning a length of 5,403 km. This cable system increases our domestic traffic capacity and ability to offer broadband services.

Satellites

In 2024, we operated three satellites, Telkom-3S, Telkom Merah Putih, and the Telkom Merah Putih-2, which was successfully launched in February 2024. During 2024, we transitioned from using TPE to Gbps as the measurement metric for satellite capacity to reflect the different technological characteristics of our newest satellite. Details on our satellites are listed below:

Satellite	Launch	Commencement of Commercial Operations	Capacity	Area of Coverage
Telkom-3S	February 2017	April 2017	42 transponders (equivalent to an aggregate of 49 TPE) consisting of 24 standard C-band transponders, 8 extended C-band transponders and 10 Ku-band transponders / 4.4 Gbps	Indonesia
Telkom Merah Putih	August 2018	September 2018

60 transponders (equivalent to an aggregate of 60 TPE) consisting of 24 standard C-band transponders for Indonesia, 24 standard C-band transponders for South Asia, and 12 extended C-band transponders for Indonesia / 5.4Gbps

Indonesia and South Asia
Telkom Merah Putih-2	February 2024	March 27, 2025	32.4 Gbps	Indonesia and parts of Southeast Asia

We control our satellites from a main control station in Cibinong, Bogor in West Java. To promote continuity of service, we operate a backup control station in Banjarmasin, South Kalimantan.

Additionally, we lease capacity of 34.66 TPE from the following satellites: Apstar-5C HTS (138 E) in the amount of 32.93 TPE, Apstar-9 (142 E) in the amount of 0.21 TPE, and JCSAT 4B (124 E) in the amount of 1.26 TPE.

In 2022, Telkomsat obtained landing rights from MoCD for Starlink’s satellite constellation. This allowed Telkomsat to provide backhaul services using the Starlink network, which is expected to improve internet broadband connectivity, especially 4G cellular broadband connectivity in rural areas throughout Indonesia. In May 2024, Telkomsat leveraged its partnership with Starlink by becoming the first Authorized Starlink Reseller in Indonesia.

International Networks

Through Telin, we continue to develop our international network infrastructure in order to support our international expansion strategy and vision to be the “King of Digital in the Region”. We operate international gateways in Batam, Jakarta, and Surabaya to route outgoing and incoming calls on our IDD service (“007” and “01017”). We also operate voice gateways in Singapore and Hong Kong to offer voice services from or to any country. As of December 31, 2024, we owned and operated an international fiber optic backbone network totaling 64,700 km.

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

In 2021, Telin commenced construction of a 20,000 km of submarine cable with the Bifrost Cable System consortium which will connect Singapore, Indonesia, the Philippines, Guam, and the west coast of North America.

In 2022, Telin joined the SEA-ME-WE-6 cable consortium, which is constructing a cable to connect Southeast Asia, the Middle East and Europe. The SEA-ME-WE 6 cable will connect Singapore, Malaysia, Bangladesh, Sri Lanka, India, Pakistan, Djibouti, Saudi Arabia, Egypt, and France. This 19,200 km-long cable is expected to provide additional diversity and resilience for the significant amount of traffic between Asia and Europe. Compared with other options, the SEA-ME-WE 6 will offer one of the lowest latencies available between Southeast Asia, the Middle East and Western Europe and will have a capacity of more than 100 terabytes per second. As of the date hereof, this cable is expected to be completed in 2026.

To continue its expansion in 2023, Telin commenced construction of the Indonesia Cable Express initiative (“ICE”). The ICE initiative aims to develop seven innovative cable systems that will connect and provide low latency and direct data center-to-data center connectivity. Additionally, in 2024, Telin signed an MoU for the construction of the ICE Cable System.

To respond to high demand for connectivity services, especially between Singapore and Europe, Telin completed the acquisition of PEACE Cable Spectrum in 2024 to strengthen and diversify connectivity from Southeast Asia to Europe. Telin also acquired 1/4 fiber pairs of the Topaz Cable System, connecting Japan to the US, to meet market demand. The Topaz Cable System is expected to be ready for service by the first quarter of 2025.

Since the deployment of the SJC-2 Cable System in 2018, all submarine cables used by Telin are equipped with Open Cable Technology for efficient use of capacity. Telin maintains control over the fiber optic infrastructure, including the physical cables and the associated bandwidth, enabling it to provide guaranteed bandwidth for each member of the respective cable consortium. These submarine cables are monitored and supported 24/7 by the Telin World Hub Operation and Command Center (TOCC).

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

	Years Ended December 31,
	2022	2023	2024
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
External Revenues
Indonesia	139,983	141,157	141,062	8,764
Abroad	7,323	8,059	8,905	553
Total	147,306	149,216	149,967	9,317

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

Overview of Telecommunications Services Rates

Under the Telecommunications Law and Government Regulation No. 52 of 2000 on Telecommunications Operations, as partially revoked by GR No. 46/2021 (“GR No. 52/2000, as amended”), tariffs for operating telecommunications services are determined by providers based on the tariff type and structure and with respect to the price cap formula set by the Government. However, the Government may determine the (i) formula to calculate the tariff, and (ii) an upper limit tariff or lower limit tariff for the provision of telecommunications services based on public interest and fair competition.

a.           Telecommunications Services Tariffs

Under the MoCD Regulation No. 5/2021, telecommunications services tariff consist of basic telephony service tariffs, value-added telephony service tariffs, and multimedia service tariffs, as described below:

•	Basic telephony services tariffs, comprising tariffs for the provision of basic telephony services, which include:

o	core features, such as telephony, facsimile, SMS, and/or MMS; and
o	additional features, including but not limited to Rich Communication Services.
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

b.           Telecommunications Network Tariffs

Under the MoCD Regulation No. 5/2021, telecommunications network tariffs consist of basic interconnection tariffs, and network lease tariffs, as described below:

●	Interconnection Tariffs

The Indonesian Telecommunications Regulatory Authority (Badan Regulasi Telekomunikasi Indonesia or “BRTI”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, mandated a shift to cost-based pricing for SMS interconnection tariffs among telecommunications providers, with a maximum tariff of Rp23 per SMS effective from June 1, 2012, applicable to all telecommunications service operators. In addition, based on Letter No. 118/KOMINFO/DJPPI/PI.02.04/01/2014 of the DGPIO, the DGPIO required our Company and Telkomsel to submit annual Reference Interconnection Offer (“RIO”) proposals to the BRTI for evaluation. The subsequent approvals of the RIO adjustments by the BRTI, as indicated in its letters No. 60/BRTI/III/2014 and No. 125/BRTI/IV/2014 approved our Company’s and Telkomsel’s RIO adjustments, set the SMS interconnection tariff at Rp24 per SMS (the “2014 RIO Proposal”). Furthermore, on January 18, 2017, through its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, BRTI resolved to maintain the interconnection tariffs from the 2014 RIO Proposal between Telkom and Telkomsel, pending the establishment of new interconnection tariffs.

●	Network Lease Tariffs

MoCD Regulation No. 5/2021 establishes guidelines on the structure and pricing for network lease services, including the form, type, structure, and formula of tariffs for such services, which built upon Decree No. 115 of 2008 issued by the Director General of Post and Telecommunications in Indonesia on Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service Owned by Dominant Network Lease Service Providers in agreement with the Telkom proposal.

c.           Tariffs for Other Services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service providers by taking into account the expenditures and market prices of such services. The Government only determines the tariff formula for basic telephony services. The Government does not determine the tariffs for other services.

Marketing, Sales and Distribution

We have implemented a comprehensive marketing and promotional strategy to bolster our brand and to increase sales, including through digital marketing and the development of our product and service distribution channels. To increase sales, we also use above and below-the-line marketing channels to promote our services to certain parties and communities. We also continue to place advertisement in printed and electronic media and implement marketing methods such as point of sales broadcasting as well as promotion and sponsorship events.

The following provides a description of our marketing and promotional strategies by customer segment.

Mobile Customers

In 2024, Telkomsel continued to implement and incentivize healthier business practices in the industry through price adjustments after competing intensely on prices in the past. Major competitors also implemented price rationalization initiatives, suggesting that industry prices will remain at more sustainable levels than in recent years. Additionally, with the announcement in 2024 of industry consolidation in the form of a merger between PT XL Axiata Tbk and PT Smartfren Telecom Tbk, we expect a healthier industry environment to be fostered as such consolidation promotes market rationality and price stabilization.

In 2024, we also enhanced our digital lifestyle related video, games, and music content, including by increasing the market presence of MAXstream in the video streaming industry through expanded partnerships with major content partners and original MAXstream content. We also expanded our footprint in the mobile gaming industry through Dunia Games, and expanded our presence in music streaming with Langit Musik, all with the goal of enhancing the customer experience.

In 2024, we continued to develop Telkomsel Orbit, a home wireless internet service, as an effort to leverage our strong network capacity and to cater to demand in areas where fixed broadband cannot penetrate. As of December 31, 2024, we had 159.4 million cellular subscribers, comprising 151.4 million prepaid cellular subscribers and 8.0 million postpaid cellular subscribers.

We continuously implement personalized offerings for mobile customers through dynamic customer segmentation and customer value management, targeting specific groups. This approach allows us to conduct targeted marketing campaigns leveraging data analytics. At the same time, we address market demand, strengthen market presence, and address affordability concerns by delivering affordable customer service and products to capture new customers in the mass-market segment, through the launch of Telkomsel Lite in early 2024.

Our focus remains on maintaining a stable subscriber base and driving ARPU resilience to help establish a solid foundation of quality subscribers and market share. This includes encouraging upgrades to higher-tier packages and enhancing digital content to attract higher-value segments over time, thereby fostering growth in customer consumption and productivity. Other strategic initiatives include network optimization, cost optimization, and the strengthening of our core broadband services.

See “– Business Portfolios – 1. Mobile Segment.”

Consumer Customers

In 2024, IndiHome remained our flagship consumer product, with a strategy to accelerate fixed broadband penetration by addressing diverse segments with targeted pricing strategies. Telkomsel’s strategy to bridge the home and mobile connectivity experience sought to increase fixed broadband adoption, given the low penetration of fixed broadband services in Indonesia, against the backdrop of a nearly saturated cellular service market.

Despite growing competition, we strive to remain competitive through the launch of EZnet, which complements existing offerings to capture new opportunities and address affordability concerns of customers in the mass-market segments and of targeted customer groups and areas. This strategy has enabled us to maintain a leading market position in Indonesia in terms of subscriber base. We have also implemented network enhancements and improved response times to customer complaints, particularly in the event of service disruptions and other technical issues.

We design our service offerings, which span from 10Mbps up to 300Mbps, to deliver on value, aiming to meet the needs of and aim to maintain affordability for our broadened segments of customers through a wide selection of customer-centric offerings which includes bundled contents. The IndiHome Integration has fostered a unified customer strategy, enhancing our ability to cross-sell and up-sell. We offer personalized services through advanced data analytics, which enable us to refine our customer segmentation by utilizing customer data profiles to tailor offerings and pricing strategies. Our problem resolution is supported by an end-to-end traceable customer relationship management process, allowing us to anticipate and address issues before they negatively impact our customers. While our strategy to accelerate our fixed broadband penetration has led to an increase in our customer base, we are also focusing on encouraging higher-end customers to upgrade to premium packages and bundled content, with the aim of enhancing ARPU resilience.

Our access points provide wide coverage, with the number of fixed broadband IndiHome B2C subscribers having increased by approximately 0.4 million from the integration of our IndiHome B2C business into Telkomsel on July 1, 2023 to December 31, 2023 amounting to us having 8.7 million IndiHome B2C subscribers at the end of 2023. As of December

31, 2024, we have a total of 10.8 million fixed broadband IndiHome subscribers, including 9.6 million IndiHome B2C subscribers.

Enterprise Customers

In 2024, we refined our enterprise customers approach by targeting high-value enterprise customers through strategic account management. This involved offering tailored solutions to deepen customer relationships.

Our marketing strategy for enterprise customers aims to:

●	Spearhead digital transformation for enterprises, including SOEs, to pursue and develop a leading bandwidth share in the digital connectivity market;
●	Empower SMEs with digital platforms to improve market, funding, and technology access, contributing to Indonesia’s digital transformation; and
●	Partner with the Government as a trusted ICT provider to support Indonesia’s key digital initiatives, such as “Making Indonesia 4.0” and “One Data Indonesia.”

Our sales approach provides tailored support across various enterprise customers segments:

●	Enterprise account managers offer a single point of contact for large enterprises, delivering comprehensive service from relationship initiation to after-sales customer care, utilizing an application-based process for full digitalization;
●	Government account managers cater to the ICT needs of the Government, with support from the Government’s relationship officers to enhance service quality and foster contract renewals; and
●	Business account managers and tele account managers cater to the needs of SME customers, with support from third-party value-added resellers who promote Telkom’s SME products. Their efforts are supplemented by digital channels and mobile applications that incentivize initial purchases with additional products or services.

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

Our marketing and sales strategy for wholesale and international business customers focuses on:

●	Executing compelling business model strategies for voice traffic to increase sales volume, combining competitive pricing and high service quality;
●	Enhancing services for international connectivity and overseas data center customers by improving coverage and quality;
●	Offering a wide range of telecommunications tower services, including built-to-suit tower rentals, co-location, site maintenance, and related services; and
●	Expanding our regional presence with submarine cable laying and maintenance services.

Digital Service Customers

For our digital service customers, our marketing strategy focuses on strengthening and improving digital innovation, including by:

●Enriching digital content;
•	Creating digital services with unique features;
•	Improving branding, digital platforms, operations, and customer experience;
•	Building digital business models to support Indonesia’s digital economy;
•	Leveraging our assets and inventory to obtain more insight into digital services and customer experience; and
•	Growing our digital services portfolio through investment in digital startups.

We tailor our sales strategy to each particular digital business and our digital customers’ needs. We offer customer care and channel management, including through contact centers, dedicated account management for large enterprises, websites, and social media.

Our digital service customers program focuses on improving IndiHome services. For example, we promote the digital touchpoint for IndiHome’s customers, which also offers Disney+ Hotstar in a starter bundle package, Indibox as a source of value-added services (e.g., video content, games, and certain Google applications), GameQoo as a cloud gaming service and also IndiHome Smart as an IoT home service. Customers can enjoy these value-added services by subscribing and paying an additional price.

Distribution Channels

Our primary distribution channels for products and services in 2024 included:

●Walk-in and mobile customer service points, such as Plasa Telkom Digital outlets and GraPARI centers, which offered comprehensive Telkom and Telkomsel services ranging from billing to customer care. As of December 31, 2024, these included 486 GraPARI centers across Indonesia, some of which provide services for both Telkom and Telkomsel, and several GraPARI centers operate 24/7;
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

•

Digital touchpoints provided customer service and account management through digital platforms such as, MyTelkomsel, MyTEnS for enterprise customers, MyIndibiz for SMEs, and MyCarrier for wholesale customers, which are equipped with interactive features and digital assistance;

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

Cellular

Telkomsel holds licenses to operate a nationwide mobile cellular telephone network using 15 MHz of spectrum allocation in the 800/900 MHz frequency bands, 22.5 MHz of spectrum allocation in the 1.8 GHz frequency band, 20 MHz of spectrum allocation in the 2.1 GHz frequency band, and up to (depending on the region) 50 MHz additional spectrum in the 2.3 GHz frequency band, together won at auctions in October 2017, May 2021, and November 2022 as well as gained from PT Berca Indonesia in November 2022. The licenses do not have set expiry dates, but they are evaluated every 10 years. In addition, Telkomsel holds permits and licenses from, and registrations with certain local governments and/or Government agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTS.

Fixed Network and Basic Telephony Services

We have the following licenses to operate fixed local networks, fixed long-distance direct line networks, fixed international call networks and fixed closed networks:

•	MoCD Decree No. 073/TEL.01.02/2021 (on licenses to operate fixed long distance direct line);
•	MoCD Decree No. 094/TEL.01.02/2021 (on licenses to operate fixed closed networks);
•	MoCD Decree No. 082/TEL.01.02/2021 (on licenses to operate fixed international networks); and
•	MoCD Decree No. 095/TEL.01.02/2021 (on licenses to operate circuit switched based local fixed line networks).

These licenses do not have set expiry dates, but they are evaluated every five years.

International Calls

We have a license to operate a fixed network to provide international call services pursuant to MoCD Decree No. 082/TEL.01.02/2021.

We have a license to operate a fixed closed network pursuant to MoCD Decree No. 094/TEL.01.02/2021. This license allows us to lease installed fixed closed network to telecommunications network and service operators, among others, and to provide an international telecommunications transmission facility through a SCCS directly to Indonesia for overseas telecommunications operators.

According to MoCD Regulation No. 5/2021, overseas telecommunications operators who wish to provide international telecommunications facilities through the SCCS directly to Indonesia are required to set up a partnership with a fixed network of international call services or closed fixed network provider. In line with MoCD Regulation No. 5/2021, the international telecommunications transmission facilities provided through SCCS are operated by us on the basis of landing rights we hold within Indonesia and that are attached to our license to operate fixed network of international call services.

DGPIO Decree No. 93 of 2016 on Limited Fixed Network Licenses granted our subsidiary Telin a license to operate a fixed closed line network which enables Telin to provide international infrastructure services. Separately, Telin secured landing rights in Indonesia from the DGPIO to provide international telecommunications transmission facilities through the Submarine Cable System (“SCS”).

The foregoing licenses do not have set expiry dates, but they are evaluated every five years.

IDD Services

We have a license to provide IDD services under MoCD Decree No. 082/TEL.01.02/2021. We offer IDD fixed line services to customers using the “007” IDD access code.

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

ISP

We are licensed as an ISP under MoCD Decree No. 2176 of 2016 (on internet access services). Telkomsel is also licensed to provide multimedia internet access services with nationwide coverage under DGPIO Decree No. 19 of 2016 (on internet access services). These licenses do not have set expiry dates, but they are evaluated every five years.

Internet Interconnection Service

We hold a license to provide internet interconnection services pursuant to MoCD Decree No. 1004 of 2018 on Internet Interconnection Service (Network Access Points). This license does not have a set expiry date, but it is evaluated every five years.

Data Communication System (“SISKOMDAT”)

We have a license to provide data communication system services pursuant to MoCD Decree No. 046/KEP/M.KOMINFO/02/2020 (on data communication system services). This license does not have a set expiry date, but it is evaluated every five years.

Payment Method Using E-Money

Following the implementation of BI’s regulations applicable to APMK and E-Money businesses since 2009, BI confirmed our status as an issuer of E-Money in 2018. We operate our E-Money business under the brand name “t-money.” We, through Telkomsel, also operate our E-Money business under the brand name “LinkAja” (formerly known as “T-Cash”). With the issuance of BI Circular Letter No. 9/9/DASP, Telkomsel is also permitted to conduct APMK activities and offers Tunai prepaid cards. These permits do not have set expiry dates so long as: (i) we and Telkomsel continue to conduct the relevant businesses in compliance with applicable regulations, and (ii) the Government does not amend or revoke such permits. In addition, BI regulations governing E-Money companies in Indonesia have multiple requirements for BI license holders such as Telkomsel, including certain restrictions on shareholding and corporate governance as well as risk management and information system capability requirements.

In the midst of digital wallet business competition, LinkAja has a business strategy to not only serve consumers under the B2C business model, but also provide business solution services under the B2B business model. LinkAja’s business solution service provides various features such as fund disbursement, cash collection, digital payments through QRIS, merchant applications and others, digital ecosystems, and advertising services. LinkAja targets MSMEs and corporations in various industries. LinkAja also collaborates with Bank Syariah Indonesia to provide sharia-compliant digital transaction services. It also works with Islamic organizations, communities, and MSMEs to expand sharia-compliant digital partnerships. In addition, LinkAja partners with philanthropic institutions and develops digital features, including recurring payments and auto-debit solutions, to promote financial inclusion in Indonesia.

Administration of Source of Fund and Remittance Services

We and Telkomsel have licenses to operate as money transfer service providers pursuant to BI License No. 23/587/DKSP/Srt/B. These permits do not have set expiry dates so long as: (i) we and Telkomsel continue to conduct the relevant businesses in compliance with applicable regulations, and (ii) the Government does not amend or revoke such permits. BI re-evaluates the license every three years from the date the license is issued, and BI also retains the authority to initiate an additional evaluation at any time if necessary, allowing for more frequent oversight to designed to establish our compliance with regulatory requirements.

IPTV

Since March 5, 2024, after effecting the transfer of the IndiHome business segment into Telkomsel, Telkom no longer holds an IPTV telecommunications service operation license as it is no longer listed in Telkom’s NIB.

However, we are able to continue to provide IPTV services by reselling Telkomsel’s IPTV products, which Telkomsel offers through its IPTV telecommunications service operation license, obtained on May 27, 2023.

Construction Services Business

Certain of our subsidiaries possess SBUJKs, thereby permitting us to provide national telecommunications-related construction services, which primarily consist of installing telecommunications equipment and wiring buildings.

On February 15, 2023, we obtained an SBUJK for the construction of central telecommunications infrastructure, such as stations for voice connection. While this license has no expiry date, Construction Services Development Institute (Lembaga Pengembangan Jasa Konstruksi) re-evaluates all such licenses every three years.

Content Service Provider

We obtained a content service provider license in 2017 pursuant to MoCD Decree No. 1040 of 2017 on Content Service Providers dated May 16, 2017. While such license has no set expiry date, MoCD re-evaluates all content service provider licenses every five years.

Trademarks, Copyrights and Patents

We seek to develop product and service innovations in line with a dynamic business portfolio. To provide both protection for and recognition of creativity and innovation, we have registered several intellectual property rights, including trademarks, copyrights, and patents with the Directorate General of Intellectual Property Rights at the MoL.

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

Corporate Social Responsibility and Human Capital Management

We are dedicated to fostering a sustainable business and society. Our efforts encompass enabling connections, generating employment, and driving digital innovation. Our sustainability strategy, grounded in our five pillars of ethics, growth, human capital, societal contribution, and environmental stewardship, is regularly refined to mitigate risks and grasp new opportunities.

Our governance framework demonstrates our ambition to become a partner of choice for customers, suppliers, and communities, backed by a firm dedication to ethical practices. All our employees are required to uphold our ethical standards in their daily work, and we provide by regular training and information to foster a culture of integrity. We are also committed to upholding fair competition, data privacy, and transparent, inclusive procurement practices. We believe that our accolades for excellence in corporate governance and security underscore our achievements in these areas.

In 2024, we achieved numerous awards and recognitions for our human capital management initiatives, which included leadership in employment branding, CSR, women empowerment, and diversity, equity and inclusion. Below is a summary of the awards received:

•	Recognized as World’s Best Employers by Forbes and Statista for four consecutive years;
•	Named as a LinkedIn Top Companies Indonesia for three consecutive years;
•	Awarded the Gold Winner for CSR Excellence in the Environmental Initiatives category by the UK International CSR Excellence Awards;
•	Recognized in the HR Excellence Awards Indonesia for the CSR Strategy category by HR Excellence Singapore;
•	Received International Certification as a Great Place to Work for three consecutive years by GPTW Global;
•	Named The Best SOE Employing Workers with Disabilities at the MENAKER Award 2024 by the Indonesian Ministry of Manpower;
•	Achieved 2nd place in the Gender Inclusive Workplace category at the Women’s Empowerment Principles (WEPs) Award by UN Women;
•	Recognized as The Best SME Development for three consecutive years at the BUMN Corporate Communication and Sustainability Summit (BCOMSS) 2024 by MSOE;
•	Dana Pensiun Telkom received Best Pension Fund Investor in the Capital Market Sector at the ESG Award 2024 KEHATI by KEHATI;
•	Ranked as 1st Winner of Top 100 Companies for Fresh Graduates in Indonesia by Prosple;
•	Honored for Best Employer Branding in the LinkedIn Talent Awards 2024;
•	Recognized at the Apresiasi Mitra Kemahasiswaan ITB 2024 for contributions in developing student competencies through programs such as Digistar and Innovillage Talent Scouting; and
•	Ranked in the Top 5 Graduate Employer category at the Best Employer Awards 2024 by Telkom University.

We rely on our performance growth pillar to enhance and modernize our business through innovation and digitalization, so that we may operate sustainably and adapt to changes. By digitizing and streamlining our operations, we intend to maintain and promote our business’s operational and financial health. We believe that high-quality products and services are central to achieving this goal, as they underpin customer satisfaction and business continuity. In our telecommunications business, we prioritize connectivity, platforms, and services, constantly improving our network and IT systems to preempt or mitigate cybersecurity risks and maintain our infrastructure’s integrity. Collaborative initiatives with law enforcement agencies enhance security, and we incorporate customer feedback to refine our offerings.

We prioritize managing human capital because we believe that our employees, managers, and talents are key to becoming and remaining a leading digital telecommunications player. Our human capital management practices focus on equitable recruitment, diversity, positive labor relations, and personal growth. We try and foster an inclusive culture, offering equal training and advancement opportunities to attract and retain top talents. This approach is informed by international norms on human rights and gender equality. As of December 31, 2024, women held approximately 35.2% of managerial roles, making up 45.2% of our workforce and 62.2% of the year’s new hires. Our efforts to support gender equality include flexible work schedules, harassment-free policies, and adjustments for working mothers, such as remote work options and on-site childcare. We also support the Indonesian Ministry of Manpower’s and the International Labor Organization’s initiatives toward a child-labor-free Indonesia. We aim to enhance productivity by ensuring a modern, digital, and secure workspace that accommodates flexible work arrangements and health, safety, and environmental standards. We believe that our recognition as a Great Place to Work in 2022 by the Great Place to Work Institute aligns with these values. For more details on our human capital strategy, please see “Item 6. Directors, Senior Management and Employees — Employees.”

Our approach to social impact is proactive and multifaceted, encompassing philanthropy, community empowerment, and infrastructure investment. We aim to maintain rigorous quality standards for our products and contribute positively to the community through various initiatives. In 2024, we committed approximately Rp144.8 billion to CSR and environmental efforts throughout Indonesia. These efforts included contributions to digital education, improvements to access to food, water, and healthcare, and quality-of-life of enhancements for individuals with disabilities. We also supported MSMEs through training and entrepreneurship programs, while promoting rural digital integration through the Smart Village Nusantara project. Our infrastructure projects focused on sustainable development, including the installation of renewable energy street lighting and the expansion of internet connectivity to underserved regions. Additionally, we funded social initiatives such as elderly housing, construction of rural suspension bridges, and environmental conservation measures such as reforestation and marine ecosystem restoration. Infrastructure enhancements included renewable energy-powered public lighting and internet access expansion for remote areas, aligning with national development goals. We also invested in housing for the elderly, suspension bridge construction for rural access, and ecological efforts such as reforestation and coral reef rehabilitation.

Our sustainability strategy seeks to mitigate the environmental impact of our operations and businesses. We are committed to building an eco-friendly culture and extending environmental management practices beyond our immediate operations. We aim to lessen the telecommunications industry’s footprint by reducing energy use, emissions, and managing electronic waste effectively. We have implemented several practices: enhancing energy efficiency, promoting renewable energy adoption, responsible waste handling, careful water use, and procuring energy-saving hardware. Oversight of environmental policies is centralized under the head of each business unit. Measures to decrease energy consumption include using LED lighting, installing reflective glass to cut down on air conditioning use, managing cooling systems, and optimizing electricity use with devices such as capacitor banks and timers. Plans to install rooftop solar panels are also being assessed as of the date hereof. Our network infrastructure improvements entail AC optimization and replacing old equipment with more energy-efficient alternatives, alongside expanding solar energy usage. Water-saving initiatives feature automatic taps and reusing AC condensation. Transportation is made eco-friendlier by encouraging cycling to work with bike parking facilities. Through digitalization, we are reducing paper trails by encouraging online communication and virtual meetings. Invoicing processes are now paperless, with digital channels in use for customer billings, such as apps (MyTelkomsel), email, outbound calls, and text notifications on Pay TV services. Our corporate culture is focused on sustainability and responsible practices, integrating ESG principles into business decisions. We engage with communities and within our organization to foster a sense of environmental responsibility.

See “Business Overview — Strategy — Environmental, Social and Governance (“ESG”) matters” above for more information on our ESG strategies.

The Telecommunications Industry in Indonesia

In 2024, Indonesia’s GDP grew by 5.03%, with further expansion expected in 2025, according to Government data. In its January World Economic Outlook Update, the IMF forecasts a 5.1% growth for the Indonesian economy in 2025. The Indonesian telecommunications industry has seen significant advancements, with rising mobile and broadband subscriptions primarily as a result of greater affordability, service improvements, and higher smartphone penetration. The shift from traditional voice and SMS to data services is still ongoing, fueled by the affordability of smartphones and a sizeable youth demographic. OTT applications have supplanted legacy services, causing a notable decline in traditional telecommunications business.

The industry has also faced intense competition, with operators initiating promotional deals to attract customers sensitive to data pricing, leading to lower operator margins and intense price competition. The industry, however, saw a return to pricing and competition stability in late 2021, which continued until 2024, particularly with the recent price increases implemented by all major operators at the end of 2024. Operators have sustained healthier market conduct amidst rising demand for high-quality data services.

As of December 31, 2024, according to our internal estimates, Indonesia had approximately 312.9 million cellular subscribers, a 0.9% decrease from 315.6 million in 2023, with Telkomsel maintaining a market share of approximately 50.9%. Following the IOH merger and the announcement of the XLSmart merger in 2024, Telkomsel focused on initiatives to foster sustainable growth and profitability. Rising data consumption has required substantial investments in network improvements. In response, we have prioritized expanding coverage and enhancing network quality. This includes completing the 3G shutdown and migrating to 4G in 2023, which extended network coverage, supported the growth of digital businesses, and improved the customer experience.

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

Fixed broadband penetration in Indonesia remains low at less than 20%. However, demand for quality internet connectivity continues to increase, with the fixed broadband market still led by a few key players, including us and IconNet. However, high barriers to entry persist due to licensing and infrastructure requirements and limitations. Despite increasing competition and a slightly reduced market share, we continued to lead with approximately 10.8 million IndiHome subscribers as of December 31, 2024.

Competition

Our cellular services business, operated through our majority-owned subsidiary "Telkomsel," faces competition primarily from IOH and XL Axiata. The competitive environment in Indonesia is evolving as competitors expand service coverage into regions where Telkomsel has an established presence. Supply and demand conditions began to stabilize in 2024, indicating a healthier competitive landscape.

In late 2024, XL Axiata and Smartfren, part of the Sinar Mas Group, announced their merger. Historically, mergers between larger and smaller operators have helped create a more balanced competitive landscape by reducing aggressive pricing practices. This consolidation is expected to result in more rational pricing across the industry and support a more sustainable market structure. For further information, see “Item 3D—Risk Factors—Risks Related to Our Business—Risks Related to our Fixed and Cellular Telecommunications Business—Competition from existing cellular service providers may adversely affect our cellular services business.”

Business Competition Law

The Indonesian telecommunications sector is regulated by the Telecommunications Law, which took effect on September 8, 2000. The Telecommunications Law provides guidelines for industry reforms, including industry liberalization, to facilitate the entry of new operators as well as to increase transparency and competition. The

Telecommunications Law eliminated the concept of "organizing entities" in the industry, which terminated the special status of Telkom and Indosat as the organizing bodies responsible for coordinating telecommunications services domestically and internationally. To increase competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among telecommunications operators.

The Telecommunications Law, as amended by the Job Creation Law 2023, is implemented through various Government regulations and ministerial regulations, including: (i) GR No. 52/2000, as amended, (ii) Government Regulation No. 46/2021, (iii) MoCD Regulation No. 01/PER/M.KOMINFO/01/2010 on Telecommunications Network Operations as last amended by MoCD Regulation No. 5/2021, (iv) MoCD Regulation No. 7 of 2018 on Electronic Integrated Business Licensing Services in the Sector of Communications and Informatics as last amended by MoCD Regulation No. 6 of 2021 on Broadcasting Operations (“MoCD Regulation No. 7/2018, as amended”), (v) Decree of the Ministry of Transportation No. KM33 of 2004 on Monitoring of Fair Competition of The Fixed Network and Basic Telephone Service Operations, and (vi) MoCD Regulation No. 14 of 2018 on Fundamental Technical Plan of National Telecommunications Plan.

The Government encourages healthy competition and transparency in the telecommunications sector, although the Government does not prevent operators from obtaining a dominant position or increasing their dominance in the market through specific regulations. Nevertheless, the Government prohibits market leading operators from abusing their dominant position.

Competition in the telecommunications sector, as with all Indonesian business sectors, is also governed more generally by the Business Competition Law, as amended by the Job Creation Law 2023. The Business Competition Law prohibits agreements and activities which constitute unfair business competition and an abuse of a dominant market position. Pursuant to the Business Competition Law, the KPPU was established as Indonesia’s antitrust regulator with the authority to enforce the provisions of the Business Competition Law.

The Business Competition Law is implemented by various regulations, including Government Regulation No. 57 of 2010 on Merger or Consolidation of Business Entities and Acquisition of Company Shares Which May Result In Monopolistic Practices and Unfair Business Competition (“GR No. 57/2010”). GR No. 57/2010 permits voluntary consultation with the KPPU prior to a merger or acquisition, which will result in the KPPU issuing a non-binding opinion. GR No. 57/2010 also requires that a mandatory report be made to the KPPU after a merger or acquisition is completed if the transaction exceeds certain asset or sales value thresholds. Further, on March 30, 2023, the KPPU issued Regulation No. 3 of 2023 on Assessment of Mergers, Acquisitions, or Stock Takeovers and/or Asset Acquisitions That May Result in Monopoly Practices and/or Unfair Business Competition (“KPPU Regulation No. 3/2023”). Under KPPU Regulation No. 3/2023, asset acquisitions which meet the set regulatory threshold must be reported to the KPPU.

In addition, a new implementing regulation relating to the Business Competition Law, namely Government Regulation No. 44 of 2021 on The Implementation of Monopolistic Practices Prohibition and Unfair Business Competition (“GR No. 44/2021”) has been issued following the adoption of the Job Creation Law 2023.

The Job Creation Law 2023 amended the Business Competition Law in the following ways:

•	Assignment of the authority to examine objections to the KPPU’s decisions from the District Court to the Commercial Court;
•	Elimination of the deadline for examining objections at the Commercial Court and cassation at the Supreme Court;
•	Additional provisions on administrative actions and the elimination of maximum fines of Rp25 billion; and
•	Elimination of principal and additional criminal provisions.

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

As of December 31, 2024, Telkomsel remained the largest cellular provider in Indonesia, with approximately 159.4 million cellular subscribers and a market share of approximately 50.9%, based on our internal estimates. According to publicly available data, the next largest providers were IOH and XL Axiata, based on number of subscribers as of December 31, 2024, and information publicly released by each of these companies. The penetration of SIM cards in the cellular industry in Indonesia is high, significantly over 120%, making continued growth in penetration increasingly difficult. There were approximately 312.9 million cellular subscribers in Indonesia as of December 31, 2024, compared to approximately 315.6 million as of December 31, 2023. Despite a penetration rate exceeding 120%, which indicates market saturation, the number of cellular subscribers has remained relatively stable. This suggests that a significant portion of the population continues to use multiple SIM cards. Further growth becomes increasingly difficult as there are fewer potential new subscribers. Additionally, changes in regulations or policies regarding SIM card registration, usage, or distribution could also impact the number of subscribers. The Government’s reinforcement of the prepaid SIM registration policy since 2018, as customers no longer have the freedom of accumulating several numbers provided by various operators, has resulted in a better-quality customer base with a higher proportion of active subscribers and more efficient SIM card production costs. Due to a reduction in the number of starter packs, operators can provide better quality services to customers. Additionally, operators now focus more on offering renewal promotions than on new starter pack promotions, as demonstrated by the supply and demand condition that began to stabilize by the end of 2024, indicating a healthier competitive environment. With the overall current competition landscape being stagnant and highly saturated in the Java region, other operators are adjusting their prices while also aggressively expanding their networks outside the Java region seeking a path towards profitability. We believe that the registration policy, assuming continued implementation, will also have positive long-term impact and support the emergence of healthier competition in the industry.

The shifting trend from legacy services (such as voice and SMS) to data services continues to develop, driven by cheaper prices of smartphones as well as the rapidly growing youth customer segment. Data traffic has been growing significantly, while SMS service traffic has been decreasing in the last five fiscal years. Since 2017, Telkomsel has seen a steep decrease in voice usage. Minutes of usage per mobile subscriber also started to decrease in the second half of 2017. These trends persisted in 2024 and are likely to continue in the foreseeable future, as they are attributable to the substitution of traditional voice and SMS services to OTT based calling and messaging services as smartphone penetration in Indonesia has risen.

Despite these challenges, our efforts to promote customer productivity and encourage healthy usage behaviors have delivered positive results, particularly in our Digital Business segment, which continues to grow. Data traffic growth has been largely driven by content consumption, and we remain focused on supporting customers in adopting more productive digital habits as internet connectivity becomes increasingly essential.

The following table sets out information as of December 31, 2024, for Telkomsel:

	Unit	Telkomsel
Launch date	year	1995
Neutral - 2G, 3G and/or 4G spectrum allocation (GSM 900 MHz)	MHz	15
Neutral - 2G, 3G and/or 4G spectrum allocation (GSM 1.8 GHz)	MHz	22.5
Neutral - 2G, 3G and/or 4G spectrum allocation (2.1 GHz)	MHz	20
Time Division Duplex (TDD) technology (2.3 GHz)	MHz	50	1)
Subscribers	million	159.4

Note:

(1)	Comprises additional spectrum in the 2.3 GHz frequency band that Telkomsel won following an auction process in 2021.

Fixed Broadband Services

We face competition in the fixed broadband market from major providers such as XL Home, IconNet, Biznet Home, and MyRepublic, with IconNet in second place behind us in terms of customer base. The industry is witnessing strategic acquisitions targeting subscriber growth, including IOH’s acquisition of MNC Play and XL Axiata’s purchase of PT Link Net Tbk, as operators strive for service convergence and new growth engines. Despite increased competition since 2019 and the market entry of PT Perusahaan Listrik Negara’s subsidiary, IconNet, which leverages wide coverage beyond Java, Telkomsel aims to accelerate fixed broadband penetration by targeting various market segments with targeted pricing strategies. This includes offering competitive pricing to address affordability concerns in the mass-market segment while encouraging higher-end IndiHome customers to upgrade to premium packages and bundled content, all while maintaining high-quality broadband services.

Data Centers

Companies such as Equinix/NTT Communication, EDGE Connex, Biznet, DCI Indonesia, Elitery, Nex-center/CBN Nusantara, Pure DC, BDx/IOH provide data center solutions in Indonesia and compete with us. In the Asia Pacific region, our subsidiary, Telin, competes with other major data center providers in Hong Kong and Timor Leste. We are dedicated to providing the highest quality of data center solutions to our customers in Indonesia and Asia Pacific. Supported by our proprietary self-owned submarine cable network, our comprehensive co-location services are designed to be flexible, modular, seamless, and scalable in order to meet our customers’ business needs.

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

We compete with several other satellite operators with satellites covering Southeast Asia and South Asia, and several operators are in the process of developing satellites with coverage over these regions. Our Telkom-3S satellite began operating in April 2017 and our Telkom Merah Putih satellite began operating in September 2018. Our Telkom-3S satellite operates at orbital slot 118 E and our Telkom Merah Putih satellite operates at orbital slot 108 E. In February 2024, Telkomsat successfully launched Telkom Merah Putih-2 in orbital slot 113 E.

Tower

Within the tower market, we face competition from several other companies, including PT Tower Bersama Infrastructure Tbk, PT Profesional Telekomunikasi Indonesia, and PT Solusi Tunas Pratama Tbk.

From 2018 to 2023, the tower market in Indonesia experienced reduced demand due to industry consolidation and spectrum reallocation within the mobile sector. In 2024, the Indonesian mobile and tower sectors continued to see substantial activity, with mergers and acquisitions remaining a key focus. MNOs have increasingly divested tower assets to prioritize capital generation for expanding their networks and improving service quality, aligned with the rising demand for advanced connectivity infrastructure and 5G readiness.

The requirement for new tower infrastructure persists, underpinned by continued profitability among mobile operators and the need to extend coverage, particularly outside of Java where market opportunity is substantial. Additionally, investments in complementary services like fiber connectivity for improved mobile services have spurred tower market growth.

In addition to our 5G deployment and the adoption of newer network technologies in anticipation of future demand for services, we are transitioning our tower business towards fiber optic solutions, aligning with global shifts of tower companies evolving into comprehensive infrastructure providers. We have already initiated this transformation and aim to reinforce our tower operations to support Indonesia’s 5G infrastructure development.

As of December 31, 2024, we had approximately 43,825 towers, including 39,404 towers owned by Mitratel, and approximately 4,421 towers owned by Telkomsel.

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

The Telecommunications Law was implemented through several Government Regulations, Ministerial Regulations and Ministerial Decrees. Key regulations include:

•	Law No. 36 of 1999 on Telecommunications, as partially amended by the Job Creation Law 2023;
•	Law No. 27 of 2022 on Personal Data Protection;
•	Government Regulation No. 52 of 2000 on Telecommunication Operations, as partially revoked by Government Regulation No. 46 of 2021 on Post, Telecommunications and Broadcasting;
●	Government Regulation No. 53 of 2000 on the Use of Radio Frequency Spectrum and Satellite Orbit, as partially revoked by Government Regulation No. 46 of 2021 on Post, Telecommunications and Broadcasting;
●Government Regulation No. 46 of 2021 on Post, Telecommunications and Broadcasting;
●Government Regulation No. 43 of 2023 on Types and Tariffs for Non-tax Revenue Implemented by MoCD;
•	MoCD Regulation No. 01/PER/M.KOMINFO/01/2010 on Telecommunications Network Operations as partially revoked by MoCD Regulation No. 5 of 2021 on Telecommunications Operation;
•	MoCD Regulation No. 20 of 2016 on Data Protection on Electronic System;
•

MoCD Regulation No. 13 of 2019 on Telecommunications Services Operation, as last amended by MoCD Regulation No. 14 of 2021 on the Third Amendment to MoCD Regulation No. 13 of 2019 on Telecommunications Services Operation;

●MoCD Regulation No. 5 of 2021 on Telecommunications Operation;

•	MoCD Regulation No. 14 of 2018 on the Fundamental Technical Plan of National Telecommunications;
•	MoCD Regulation No. 11 of 2022 on Governance of Implementation of Electronic Certification; and
•	MoCD Regulation No. 3 of 2024 on Certification of Telecommunication Equipment and/or Telecommunication Devices.

Telecommunications Industry Regulators

The authority to regulate the telecommunications industry is vested in MoCD. Pursuant to authorities assigned to it under the Telecommunications Law, MoCD establishes policies, regulates, supervises, and controls the telecommunications industry in Indonesia. MoCD comprises several directorate generals, each authorized to set policies, supervise, evaluate, and report on various derivative aspects of telecommunications industry in Indonesia. Specifically, the DGPIO oversees the postal and telecommunications sectors in Indonesia, including with respect to licensing, numbering, interconnection, USO and business competition. Additionally, the Directorate General of Post and Informatics Resources and Equipment of MoCD is responsible for regulating matters related to radio frequency spectrum and standardization of telecommunications equipment in Indonesia.

Classification and Licensing of Telecommunications Providers

The Telecommunications Law organized telecommunications services into following three categories: (i) provision of telecommunications networks, (ii) provision of telecommunications services, and (iii) provision of special telecommunications services.

Licenses issued by MoCD are required for each category of telecommunications services. MoCD Regulation No. 13 of 2019 on Telecommunications Services Operation, as last amended by MoCD Regulation No. 14 of 2021 on the Third Amendment to MoCD Regulation No. 13 of 2019 on Telecommunication Services Operations (“MoCD Regulation No. 13/2019, as amended”) regulates all telecommunications services and requires a permit issued by MoCD for the provision of such services by any person.

Since 2018, MoCD has transferred a significant portion of its licensing responsibilities to the Online Single Submission (“OSS”) through the enactment of Government Regulation No. 24 of 2018 on Electronic Integrated Business Licensing Services (“GR No. 24/2018”). Consequently, the OSS oversees the administration and issuance processes for the majority of telecommunications business licenses. Designed as an online platform, OSS aims to expedite and simplify the acquisition of business licenses, making it accessible at any time, from any location, for businesses across Indonesia.

GR No. 24/2018 also introduces a mandate for any existing or newly established business in Indonesia to obtain an NIB through OSS registration. This NIB serves as a substitute for various other licenses and permits, including customs duties access rights. The NIB is obligatory for businesses seeking to (i) apply for new business licenses and/or commercial or operational licenses, or (ii) extend or modify existing business licenses and/or commercial or operational licenses.

Cellular

Cellular telephone service is provided in Indonesia on radio frequency spectrum in the 1.8 GHz (neutral technology), 2.1 GHz (neutral technology), 900 MHz (neutral technology) and 2.3 GHz (neutral technology). The MoCD regulates the use and allocation of radio frequency spectrum for mobile cellular networks. Telkomsel has obtained frequency allocation for cellular services in the 800 MHz, 900 MHz, 1.8 GHz, 2.1 GHz, and 2.3 GHz frequency bands. The allocation of frequency is regulated by:

●	MoCD Decree No. 620 of 2020 (on the Extension of the Stipulation on the 800 MHz, 900 MHz, and 1800 MHz Radio Frequency Bands by PT Telekomunikasi Selular);
●MoCD Decree No. 480 of 2022 (on the Rearrangement of License Holders for the Use of Radio Frequency Spectrum in the 2.1 GHz Radio Frequency Band);
●MoCD Decree No. 356 of 2018 (on the Stipulation of Radio Frequency Bands Resulting from the Refarming of 2.1 GHz Radio Frequency Bands for the Implementation of Cellular Mobile Networks);
●MoCD Decree No. 1896 of 2017 (on the Establishment of PT Telekomunikasi Selular as the Winner of 2.3 GHz Radio Frequency Band User Selection in 2017 for the Implementation of Cellular Mobile Networks); and
●MoCD Decree No. 188 of 2023 (on the Stipulation of the Radio Frequency Band Resulting from the Rearrangement and Approval of the Transfer of the Right to Use the Radio Frequency Spectrum in the 2.3 GHz Radio Frequency Band from PT Telekomunikasi Selular to PT Smart Telecom).

Interconnection

The Telecommunications Law expressly prohibits monopolistic practices and mandates network providers to facilitate user access across networks on the basis of mutual interconnection agreements. In accordance with GR No. 52/2000, as amended, interconnection fees must be transparent, equitable, and based on mutual consent.

On March 31, 2021, MoCD released MoCD Regulation No. 5/2021 which requires that basic telephony service network operators provide interconnection transparently and without discrimination. This regulation enforces that agreements regarding service levels must uphold the quality standards for operation of telecommunications services established by the Director General of Telecommunications to ensure healthy business competition, maintain service performance, and protect consumer interests. Such operators must also be ready to implement such IP-based interconnections following pursuant to mutual agreements without altering the existing fee determination process. Such implementation under mutual agreements may continue until the MoCD determines the technical provisions for full IP-based interconnections. Under this regulation, any adjustments to the Reference Interconnection Offer (“RIO”) must be submitted to MoCD.

Further, MoCD Regulation No. 5/2021 empowers the DGPIO to evaluate RIOs from operators with a dominant market position, defined as telecommunications network operators that control 50% or more of the total revenue of all telecommunications network operators of basic telephony services.

MoCD Regulation No. 5/2021 also sets a transition timeline for interconnection services to move from TDM-based to IP-based interconnection services, between July 1, 2021, and December 31, 2024, with the expectation that all interconnection services will utilize IP technology by January 1, 2025.

VoIP

In January 2007, the Government implemented interconnection regulations and a five-digit access code system for VoIP services pursuant to MoCD Decree No. 06/P/M.KOMINFO/5/2005 (“MoCD Decree No. 6/2005”). Under MoCD Decree No. 6/2005, the prefix for VoIP, which was originally 01X, was changed to 010XY. On April 27, 2011, MoCD issued Regulation No. 14/PER/M.KOMINFO/04/2011, as partially revoked by MoCD Regulation No. 11/2014 and MoCD Regulation No. 7/2018, as amended, which imposed quality control standards in relation to VoIP services on VoIP providers and this became effective three months thereafter, to which we and other operators must adhere.

IPTV

In Indonesia, the IPTV business is regulated by MoCD Regulation No. 13/2019, as amended. GR No. 46/2021, as amended, provides that subscription-based broadcasting can be conducted using satellites, cables, and terrestrial transmitters. Broadcasting using satellite can have a nationwide range, while cables and terrestrial transmitters can only cover a particular region. As stipulated by MoCD Regulation No. 13/2019, IPTV services entail the delivery of television, video, audio, text, and data via an IP network, ensuring quality, security, and reliability, and facilitating interactive communication between the provider and users.

Satellite

In Indonesia, the use of radio spectrum frequency for satellites is governed by MoCD Regulation No. 3 of 2025 on the use of Radio Frequency Spectrum for Satellite Service and Satellite Orbit (“MoCD Regulation No. 3/2025”). MoCD Regulation No. 3/2025 requires foreign satellite operators to obtain a landing right license to operate in Indonesia and coordinate with domestic satellite operators, including us, to prevent the operational disruption of Indonesian satellite and terrestrial systems. Additionally, as per GR No. 46/2021, subject to MoCD’s approval, spectrum allocations can be re-assigned to different telecommunications operators, outside of the occurrence of a merger or acquisition.

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

USO

All telecommunications operators, whether network or service providers, are required by USO regulation to provide a financial contribution which is used to provide facilities and infrastructure for telecommunications access to certain underserved and undeveloped regions and citizens in Indonesia. MoCD regulations require, among other things, that when selecting a provider of telecommunications access and services in rural areas (as part of the Government’s USO program), the selection process is conducted by the Rural Telecommunications and Informatics Center (Balai Telekomunikasi dan Informatika Pedesaan or “BTIP”). Subsequent regulations renamed BTIP as the Telecommunications and Information Accessibility Agency (Badan Aksesibilitas Telekomunikasi dan Informasi or “BAKTI”).

USO payment requirements are calculated as a percentage of our and Telkomsel’s unconsolidated gross revenues, net of bad debts, interconnection charges, and/or connection charges. The USO tariff rate as of the date hereof is 1.25% of gross revenues (excluding certain revenues), net of bad debts and/or interconnection charges and/or connection charges.

Regulatory Charges

The Government collects several non-tax state revenues from telecommunications providers. For Government spectrum auctions, the Government collects both an upfront fee (equal to twice the offering price submitted by each of the winning bidders) as well as an annual license fee for telecommunications operations (equal to the lowest offering price submitted by all winning bidders). MoCD also collects regular payments from telecommunications operators, calculated based on gross revenues, while deducting both certain receivables that have been written off as well as interconnection fees.

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

Telecommunications Towers

Operating telecommunications towers involves a number of relevant Government bodies. On March 30, 2009, the Ministry of Home Affairs Regulation No. 18/2009, Ministry of Public Works Regulation No. 07/PRT/M/2009, MoCD Regulation No. 19/PER.M.KOMINFO/03/2009 and Head of the Investment Coordinating Board Regulation No. 3/P/2009 (on Guidelines For The Construction And Shared Use Of Telecommunications Towers) together, the (“Tower Construction Joint Decree”) were promulgated with the intention of creating a joint system of regulation of telecommunications towers to be implemented by various Government bodies.

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

Under GR No. 46/2021, a telecommunications service provider who owns passive telecommunications infrastructure (including telecommunications towers) has to grant access to such infrastructure to other telecommunications providers. GR No. 46/2021 states that such use of passive telecommunications infrastructure must be based on cooperation and mutual agreement between the parties involved in a fair, reasonable, and non-discriminative manner. The terms and conditions of any such cooperation agreement to be entered into by telecommunications operators still remain to be seen, pending the issuance of further guidelines by MoCD (if any).

The Ministry of Internal Affairs Regulation No. 19 of 2016 on the Guidelines for the Management of Regional Assets, as last amended by the Ministry of Internal Affairs Regulation No. 7 of 2024 (“MoIA 19/2016”), outlines the factors to be considered when adjusting lease rates for Regional Assets (Barang Milik Daerah or “BMD”) in the form of land used for various types of infrastructure, including telecommunications and informatics infrastructure. Specifically, for the lease of land for telecommunications infrastructure, if the leased land does not include integrated utility network facilities or pathways, the lease rate is set at 0% of the base lease rate. As a result, the BMD lease rate is determined solely by the base lease rate, without any additional adjustment factors applied for telecommunications and informatics infrastructure.

Content Provider Services

Content provider service is regulated by MoCD in accordance with MoCD Regulation No. 13/2019, as amended.

C.          ORGANIZATIONAL STRUCTURE

We employ a strategic control framework for the management of our Group, which we believe grants productive flexibility to our subsidiaries based on their business needs and characteristics. Our corporate office outlines the overall corporate strategy, and then delegates the implementation of such strategy to each CFU and Regional Business Unit accordingly. This structure, centered around customer segmentation and geography, allows us to manage emerging business challenges while aligning our operations with our diverse business portfolios. We have four CFUs, with each unit overseeing subsidiary operations within specific customer segments:

●	Our consumer CFU is responsible for managing relationships with mobile and home customers.
●	Our enterprise business CFU is responsible for developing our business strategy, governance, corporate product development, marketing, and managing relationships with SMEs, Government institutions, and other enterprise customers.
●	Our wholesale & international business CFU is responsible for managing relationships with wholesale customers and other licensed telecommunication operators.
●	Our group business development CFU is responsible for driving business growth by implementing our holding scheme strategy, functional strategy, and business development initiatives. These efforts aim to strengthen the relationship between us as the holding company and Group business development operations.

In addition, we have five functional units (“FUs”) which perform certain specified internal corporate functions. Our FUs are discussed in greater detail below:

●	Our strategic portfolio FU is responsible for creating corporate value through the optimization and harmonization of functional business units and corporate management, realization of synergies within each CFU and subsidiary, optimizing cross-CFU and subsidiary synergies, optimize synergies among SOEs, and engaging in merger and acquisition planning and execution.
●	Our network and IT solutions FU is responsible for promoting integrated network and IT infrastructure across our CFUs and subsidiaries.
●	Our finance and risk management FU is responsible for our implementation cost and capital efficiency program, maximizing the value of our assets, managing the overall risk of the Group and investor relations.
●	Our human capital management FU is responsible for talent management upgrading human resources capabilities, organizational structure and workforce planning, design, and implementation, industrial relations, training, human capital assessment and corporate social responsibility.
●	Our digital services FU is responsible for supporting the maintenance and development of our digital services rendered to all of our customers.

Our mobile CFU has been integrated into the consumer CFU due to the IndiHome Integration. For more information, see “—Strategy—Enhancing our Assets through Acquisitions and Spin-offs.”

For a list of our subsidiaries and their countries of incorporation, see Exhibit 8.1 to this Form 20-F. A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2024, is contained in Notes 1d and 11 to our Consolidated Financial Statements included elsewhere in this report.

The following diagram illustrates our corporate structure of our principal operating entities as of the date of this report:

Telkom Indonesia
the world in your hand
The Government of the Republic of Indonesia
IDX
NYSE
Public
INFRA
metranet
Telkomsel
Telkommetra
Mitratel
pins
telkomsigma
Telin
telkomsat
Telkominfra
Telkom Property
cellum
nuon
MDI
DIGISERVE
infomedia
INDICO
Telkomsel Ventures
metra
SSI
finnet
nutech
Collego
TRANSVISION
CSM
PSN
jalin

D.           PROPERTY, EQUIPMENT AND RIGHT OF USE ASSETS

Our property and equipment are primarily used for telecommunications operations, which mainly consist of  transmission and installation equipment, cable network and in turn consist of (i) switching equipment, (ii) telegraph, telex, and data communication equipment, (iii) transmission installation and equipment, (iv) satellite, earth station, and equipment, (v) cable network, (vi) power supply, (vii) data processing equipment, and (viii) other telecommunication peripherals collectively grouped as 'telecommunication infrastructure'. A description of these is contained in Note 12 to our Consolidated Financial Statements and “— Business Overview — Network Infrastructure and Development.” See also “Item 5B — Liquidity and Capital Resources — Capital Expenditures” for material plans to construct, expand or improve our property and equipment.

Except for ownership rights granted to individuals in Indonesia, reversionary rights to land rests with the Government, pursuant to Agrarian Law No. 5 of 1960. Land title is designated through land rights, including Right to Build (Hak Guna Bangunan or “HGB”) and Right of Use (Hak Guna). Both rights stipulate that title holders enjoy full use of the land for a specified period, subject to renewal and extensions. In most instances, land rights are part of right use of assets, freely tradable and may be placed as security under loan agreements.

We lease several parcels of land located throughout Indonesia together with rights to build and use such land for periods varying from 1-50 years, which will expire between 2025 and 2071. During 2024, there were deductions in Group leases, including expired leases and reclassifications related to land rights, buildings, transmission, installations, equipment, and other assets used in operations, amounting to Rp539 billion. We hold registered rights to build and right to use for most of our properties. Pursuant to Government Regulation No. 18 of 2021 on Right to Manage, Land Right,

Apartment Unit, and Land Registration, the maximum initial period for the right to build is 30 years and is extendable for up to an additional 20 years plus up to another additional period of 30 years. The right to build can further be renewed for an additional period of 30 years. We are not aware of any environmental issues that could affect the utilization of our property and equipment and right of use assets. Please refer to Note 12 and Note 13 to our Consolidated Financial Statements.

All assets owned by our Company have been pledged as collateral for bonds. Please refer to Note 12b to our Consolidated Financial Statements. Certain property and equipment of our subsidiaries with an aggregate gross carrying value amounting to Rp2,190 billion as of December 31, 2024, have been placed as collateral for loan agreements. Please refer to Notes 19a and 20c to our Consolidated Financial Statements.

Insurance

As of December 31, 2024, our property and equipment (excluding land rights), with a net carrying amount of Rp 178,692 billion was insured against fire, theft, earthquake and other specified risks, under blanket policies totaling Rp44,143 billion, HK$10 million, and SG$219 million, and first loss basis amounted to Rp2,750 billion. We believe that the insurance coverage is adequate to cover potential losses from the insured risks.

Additionally, in 2024, we obtained proceeds from an insurance claim on lost and damaged property and equipment, with a total value of Rp143 billion.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2024 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

Telkomsel, our subsidiary, is party to international roaming agreements with Mobile Telecommunication Company of Iran and Irancell Telecommunications Services Company, which are or may be Government-controlled entities. In 2024, we recorded gross revenues of US$3,719 from transactions under these agreements. The amount of our net profits earned under these agreements is not determinable, but it does not exceed our gross revenues from these agreements. The purpose of these agreements is to provide Telkomsel’s customers with coverage in areas where Telkomsel does not own networks, and for this reason Telkomsel intends to continue the activities covered by these agreements.

We also provide telecommunication services in the ordinary course of business to the Embassy of Iran in Jakarta, Indonesia. We recorded gross revenues of approximately Rp16.3 million from these services in 2024. The amount of our net profits earned under these services is not determinable, but it does not exceed our gross revenues from these services. As one of the primary providers of telecommunication services in Indonesia, we intend to continue providing such services, as we provide to the embassies of many other nations.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included elsewhere in this Form 20-F. These Consolidated Financial Statements were prepared in accordance with IFRS.

A discussion of the changes in our financial condition and results of operations for the fiscal years ended December 31, 2023 and 2022 has been omitted from this Form 20-F, but may be found in "Item 5. Operating and Financial Review,” of the Telkom 2022 annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 1, 2024, which is available free of charge on the SEC’s website at www.sec.gov and our website at www.telkom.co.id.

KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) audited our Consolidated Financial Statements, prepared as of December 31, 2023, and 2024 and our Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2022, 2023, and 2024.

The Consolidated Financial Statements are stated in Indonesian Rupiah. The conversion of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of readers and have been made using the middle exchange rate for the Indonesian Rupiah (“Rp”) against the U.S. Dollar (“US$”) published by Reuters Refinitiv on December 31, 2024, which was Rp16,095 to US$1.00.

A.	OPERATING RESULTS

Overview

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular services through our majority-owned subsidiary, Telkomsel. Our objective is to become the preferred digital telecommunications company in the region. As of December 31, 2024, we had approximately 159.4 million mobile cellular subscribers through Telkomsel and 9.6 million fixed broadband IndiHome B2C subscribers. We also provide a wide range of other communication services, including telephone network, interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services. We also operate multimedia businesses such as content and applications. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and strategic execution capabilities.

Indonesia’s GDP grew by 5.05% in 2023 and in 2024, it grew by 5.03%, according to Government data. Meanwhile, inflation decreased from 2.61% in 2023 to 1.57% in 2024, according to the Indonesian Central Bureau of Statistics.

See “Item 11. Quantitative and Qualitative Disclosure about Market Risk — Foreign Exchange Rate Risk.”

The growth in our revenues in 2024 compared with 2023 was largely driven by increases in data, internet, and information technology service revenue which increased by 3.9%.

Our operating results in 2024 compared with 2023 also reflected an increase in expenses. This increase was mainly driven by the increased operation, maintenance, telecommunication services expenses. See also “Item 5B. Liquidity and Capital Resources — Capital Expenditures” for more information on our capital expenditures.

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

Collections

We track our performance in terms of collections, which provides insight into our ability to manage trade receivables and accounts invoiced. We determine our allowance for expected credit losses based on a collective assessment of historical impairment rates and individual assessment of our customers’ credit history, adjusted for forward-looking factors specific to customers and the economic environment. We do not distinguish between related party and third-party receivables in assessing amounts past due. As of December 31, 2023 and 2024, the carrying amounts of trade receivables considered past due but not impaired amounted to Rp4,033 billion and Rp5,291 billion, respectively. Management believes receivables that are past due but not impaired, as well as those that are neither past due nor impaired, are from customers with good credit history and are expected to be recoverable.

See also “Item 11. Quantitative and Qualitative Disclosure about Market Risk — Credit Risk.”

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

Operating Profit

Operating profit is equal to total revenues, primarily comprising legacy revenues, broadband revenues, digital service revenues, IndiHome B2C revenues, and total expenses, mainly comprising operation, maintenance, and telecommunications service expenses, depreciation and amortization expenses, personnel expenses, marketing expenses, general and administrative expenses, interconnection expenses, and other expenses. Changes in those line-items have a direct impact on our operating profit and depend on a variety of factors, as further discussed below under “— Principal Factors Affecting our Financial Condition and Results of Operations.”

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

Principal Factors Affecting our Financial Condition and Results of Operations

Increase in Utilization of Data, Internet, and Information Technology Services

In Indonesia, mobile phones have become the primary tool for telecommunication, both for voice calls and for internet usage. The growing popularity of smartphones kept contributing to the growth of traffic in 2024. However, annual ARPU declined from approximately Rp47,500 in 2023 to approximately Rp44,400 in 2024, primarily due to the ongoing contraction in legacy services, compounded by macroeconomic pressures as consumer purchasing power weakened. To achieve long-term ARPU resilience, we are enhancing our digital products, optimizing CVM initiatives, and leveraging FMC offerings. Nevertheless, ARPU sustainability also depends on several factors beyond our control, such as macroeconomic conditions, and competition.

The share of our revenue generated by our digital business revenues has been increasing in the last few years and amounted to 69.2% of Telkomsel revenues for 2024. This trend has been primarily driven by the increasing demand for OTT services, which has shifted the market away from traditional telecommunications services, the affordability of smartphones, and young, digitally savvy users.

We expect that revenue from cellular data and internet will continue to increase and contribute to a larger portion of our consolidated revenues in line with an expected continued increase in the prevalence of smartphone usage in Indonesia and the growth potential in broadband and digital services. We are dedicated to strengthening our broadband portfolio and scaling up digital service capabilities to offer a wide range of value-added services, including Digital Lifestyle, Digital Advertising, Digital Enterprise Solutions, and IoT business. Digital business has been the key driver of Telkomsel's transformation into a digital telco, with initiatives to optimize and accelerate the adoption of digital solutions through the offering of quality products and services. Additionally, we are enhancing and expanding our digital capabilities and offering of differentiated digital content, to provide customers with a distinctive and enriched digital experience, while addressing affordability concerns of the mass market segment.

The above trends and our expanded and diverse product and service offerings contributed to significant growth in data traffic, suggesting resilience in demand and our ability to leverage competitive products and services. In addition, we believe there is opportunity for growth in non-cellular internet, data communication and internet technology revenue, particularly by accelerating the adoption of broadband internet in homes in Indonesia through our IndiHome service. This effort is further supported by the launch of EZnet, which aims to address the affordability concerns in the mass market segment through competitive pricing, as broadband internet penetration in Indonesia homes continues to develop.

Increase in Revenue Generated by IndiHome in the Consumer Segment

Since its launch in 2015, the number of IndiHome B2C subscribers has increased significantly, reaching 9.6 million in 2024. This growth has driven an increase in revenue generated from IndiHome B2C subscriptions. Following the integration, Telkomsel successfully accelerated the acquisition of new IndiHome B2C customers in 2024, adding more than 0.9 million new subscribers. This reflects a higher annual rate of new customer acquisitions compared to the period before the integration.

We believe there is opportunity for further revenue growth from IndiHome, particularly due to an increase in the use of broadband internet at home in Indonesia, as the penetration remains relatively low. To capture this potential, we continue to expand our broadband infrastructure while actively capture new customer, and encourage customers to buy various additional services, such as speed upgrades, additional set-top boxes, minipack add-ons, add-on games, and OTT services through sales event. Post integration, IndiHome services are expected to further strengthen Telkomsel’s position in the telecommunications and digital industry in Indonesia by ensuring continuity of our service and value creation. This should also allow us to seize new sales opportunities through cross-selling and up-selling initiatives, enhancing our ability to meet the diverse needs of our customers.

Further reinforcing our dedication to broadband expansion, we have also entered the mass market segment with the launch of EZnet in mid-2024. This initiative aims to increase broadband penetration across Indonesian households, making home internet access more accessible to a broader customer base. Despite the decrease in overall IndiHome revenues in 2024 compared to 2023, IndiHome B2C revenues increased following the launch of EZnet. Our consolidated IndiHome consumer segment revenues increased from Rp25,992 billion in 2023 to Rp26,262 billion in 2024.

Declining Legacy Cellular Telephone Revenues

The rapid development of new technologies, new services and products, and new business models has resulted in distinctions between local, long-distance, wireless, cable and internet communication services being lessened and has brought new competitors into the telecommunications market. Traditional cellular services, such as voice and SMS services, are subject to increasing competition from non-traditional telecommunications services, such as OTT products including instant voice, messaging services and other mobile services. As a result, our cellular telephone revenues, which comprise usage charges and monthly subscription charges for mobile voice and SMS services, flattened in recent years, and since 2017 began to decline. We expect that such revenues will continue to decline in the future. Our cellular telephone revenues decreased by 23.6% from Rp8,194 billion in 2023 to Rp6,260 billion in 2024. In addition, we also expect that the contribution of revenues from cellular phone services to our consolidated revenues will continue to decrease in the future, as we expect that the contribution from the digital business will continue to grow and comprise a greater percentage of our consolidated revenues in the future. Our revenues from cellular phone services accounted for 4.2% of our consolidated revenues for 2024 compared to 5.5% for 2023. See “Item 3D — Key Information — Risk Factors — Risks Related to Our Business — Risks Related to our Fixed and Cellular Telecommunications Business.”

Variations in Operation and Maintenance Expenses

Our operation and maintenance expenses primarily comprise expenses associated with network maintenance to improve our mobile cellular and fixed broadband services. Our operation and maintenance expenses increased by 5.7%, from Rp23,057 billion in 2023 to Rp24,365 billion in 2024. We expect that our operation and maintenance expenses will remain relatively stable or moderately increase in the future in line with our expected growth in subscribers and traffic as well as the investments we intend to make to continue developing our network infrastructure, particularly for internet and data service, in order to increase our network capacities to better serve our customers. In addition, we expect that the

IndiHome Integration will allow further cost optimization and efficiency along with an increase in productivity, and improvements in economies of scale, taking advantage of our large traffic share and the potential of gaining new users.

The telecommunications industry is characterized by rapid and significant changes in technology. Our technology can become obsolete faster than expected. We also need to acquire new technologies necessary to compete under rapidly evolving circumstances on commercially acceptable terms. See Note 12 to our Consolidated Financial Statements.

Depreciation and amortization rose by Rp27 billion, or 0.1%, from Rp32,569 billion in 2023 to Rp32,596 billion (US$2,025 million) in 2024. This change was associated with continued integration of network infrastructure for both mobile and fixed businesses. For further details, see “—Financial Overview—Year ended December 31, 2024, compared to year ended December 31, 2023.” We anticipate depreciation and amortization expenses may increase in the future due to the development of our network infrastructure, which supports broadband services provided for both mobile and fixed broadband.

Reclassification of IndiHome Revenues and Impact on Segment Reporting

The comparability of IndiHome Revenues as set out in our Consolidated Financial Statements has been impacted by a reclassification of such revenues.

We reclassified a portion of these revenues to align with the post-IndiHome Integration segmentation of our business operations, following the IndiHome Integration in July 2023. The purpose of this reclassification was to more accurately reflect the operational and strategic differences between B2B and B2C customers within our reporting structure. This reclassification took effect in the financial year 2024.

Historically, IndiHome revenues from both enterprise (B2B) and consumer (B2C) subscribers were aggregated and accounted for under the line item "IndiHome revenues", as presented in both the Consumer and Enterprise segments. From January 1, 2024, IndiHome B2B revenues were recognized within the Enterprise segment under the line item "data, internet and information technology services, network revenues, and other services revenues." IndiHome B2C revenues continued to be presented as IndiHome revenues in the Consumer segment.

Accounting Treatment and Comparative Presentation in our Consolidated Financial Statements

From January 1, 2024, IndiHome B2B revenues were classified as "data, internet and information technology services, network revenues, and other services revenues" instead of "IndiHome revenues" within the Enterprise segment. In the Consumer segment, IndiHome revenues reflect only revenues generated from B2C subscribers. In prior financial years (including the financial year 2023) all IndiHome B2B revenues and IndiHome B2C revenues were classified as "IndiHome revenues" in our consolidated statements of profit and loss.

Impact on our Consolidated Revenue and Segment Reporting

The above-described reclassification has no impact on our total consolidated revenues or net income.

The reclassification was implemented so that only IndiHome B2C revenues are classified under the "IndiHome revenues" line-item within the Consumer segment, while IndiHome B2B revenues are allocated to the relevant Enterprise segment’s line items.

For further information, see Notes 23 and 33 to the Consolidated Financial Statements.

Telkom’s Consolidated Statements of Profit or Loss and Other Comprehensive Income

The following table sets out our Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years ended December 31, 2022, 2023 and 2024. In the following table, each revenue line-item is expressed as a percentage of total consolidated expenses for the year.

	2022		2023		2024
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
REVENUES
Telephone revenues
Cellular	12,052	8.2	8,194	5.5	6,260	4.2	389
Fixed line	1,536	1.0	899	0.6	479	0.3	30
Total telephone revenues	13,588	9.2	9,093	6.1	6,739	4.5	419

	2022		2023		2024
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Interconnection revenues	8,472	5.8	9,067	6.1	9,187	6.1	571
Data, internet, and information technology service revenues
Cellular data and internet	69,006	46.8	73,187	49.0	72,639	48.4	4,513
Internet, data communication, and information technology services	10,286	7.0	10,899	7.3	14,104	9.4	876
Short Messaging Service (“SMS”)	4,309	2.9	3,380	2.3	3,805	2.5	236
Others	2,809	1.9	3,354	2.2	3,790	2.5	235
Total data, internet, and information technology service revenues	86,410	58.7	90,820	60.9	94,338	62.9	5,861
Network revenues	2,378	1.6	2,482	1.7	3,179	2.1	198
IndiHome revenues	28,020	19.0	28,785	19.3	26,262	17.5	1,632
Other services
E-payment	474	0.3	496	0.3	1,300	0.9	81
Call center service	1,164	0.8	1,264	0.8	1,255	0.8	78
Manage service and terminal	1,157	0.8	920	0.6	1,045	0.7	65
E-health	729	0.5	761	0.5	767	0.5	48
Others	2,310	1.6	2,742	1.8	2,866	1.9	178
Total other services	5,834	4.0	6,183	4.1	7,233	4.8	448
Total revenues from contract with customer	144,702	98.2	146,430	98.1	146,938	98.0	9,129
Revenues from lessor transactions	2,604	1.8	2,786	1.9	3,029	2.0	189
Total revenues	147,306	100.0	149,216	100.0	149,967	100.0	9,317
EXPENSES
Operation, maintenance, and telecommunications service expenses
Operation and maintenance	22,746	21.1	23,057	22.0	24,365	22.7	1,514
Radio frequency usage charges	6,510	6.0	7,412	7.0	7,687	7.2	478
Leased lines and CPE	3,530	3.3	3,462	3.3	3,422	3.2	213
Concession fees and USO charges	2,601	2.4	2,836	2.7	2,933	2.7	182
Electricity, gas, and water	904	0.8	877	0.8	1,097	1.0	68
Cost of SIM cards, vouchers, and peripherals	747	0.7	797	0.8	584	0.5	36
Project Management	400	0.4	489	0.5	427	0.4	27
Insurance	230	0.2	269	0.3	308	0.3	19
Vehicles rental and supporting facilities	343	0.3	308	0.3	271	0.3	17
Others	173	0.2	211	0.2	108	0.1	7
Total operation, maintenance, and telecommunications service expenses	38,184	35.4	39,718	37.9	41,202	38.4	2,560
Depreciation and amortization	33,129	30.8	32,569	31.1	32,596	30.5	2,025
Personnel expenses
Salaries and related benefits	9,360	8.7	9,674	9.2	9,457	8.8	588
Vacation pay, incentives, and other benefits	3,835	3.6	4,159	4.0	4,214	3.9	262
Early Retirement Program	-	-	-	-	1,186	1.1	74
Periodic pension benefit cost	1,268	1.2	1,319	1.3	1,157	1.1	72
Net periodic post-employment health care benefit cost	213	0.2	205	0.2	282	0.3	18
Obligation under the Labor Law	78	0.1	217	0.2	232	0.2	14
LSA expense	92	0.1	289	0.3	226	0.2	14
Other post-employment benefit cost	25	0.0	22	0.0	20	0.0	1
Long service employee benefit cost	1	0.0	1	0.0	0	0.0	0
Others	35	0.0	41	0.0	33	0.0	2
Total personnel expenses	14,907	13.8	15,927	15.2	16,807	15.7	1,044
Interconnection expenses	5,440	5.1	6,363	6.1	6,880	6.4	427
General and administrative expenses
General expenses	2,259	2.1	2,446	2.3	2,448	2.3	152
Allowance for expected credit losses	567	0.5	513	0.5	904	0.8	56
Professional fees	1,097	1.0	996	1.0	855	0.8	53
Training, education, and recruitment	371	0.3	461	0.4	453	0.4	28

	2022		2023		2024
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Travelling	421	0.4	443	0.4	421	0.4	26
Meeting	312	0.3	334	0.3	390	0.4	24
Social contribution	218	0.2	232	0.2	233	0.2	14
Collection expenses	173	0.2	195	0.2	194	0.2	12
Others	436	0.4	479	0.5	327	0.3	20
Total general and administrative expenses	5,854	5.4	6,099	5.8	6,225	5.8	387
Marketing expenses	3,929	3.6	3,530	3.4	3,824	3.6	238
Unrealized gain on changes in fair value of investments	(6,438)	(6.0)	(748)	(0.7)	188	0.2	12
Gains (losses) on foreign exchange - net	256	0.2	(36)	(0.0)	136	0.1	8
Other income - net	35	0.0	259	0.2	252	0.2	15
Total expenses	107,677	100.0	104,730	100.0	106,958	100.0	6,646
Operating profit	39,716		44,485		43,009		2,671
Finance income	878		1,061		1,367		85
Finance costs	(4,077)		(4,692)		(5,221)		(324)
Share of gain (loss) of long-term investment in associates	(87)		1		3		0
Profit before income tax	36,430		40,855		39,158		2,432
Income tax expense	(8,710)		(8,787)		(8,433)		(523)
Profit for the year	27,720		32,068		30,725		1,909
Other comprehensive income (losses) - net	1,767		(1,454)		895		56
Total comprehensive income for the year	29,487		30,614		31,620		1,965
Profit for the year attributable to owners of the parent company	20,736		24,427		23,611		1,467
Total comprehensive income for the year attributable to owners of the parent company	22,449		22,949		24,396		1,516
Basic earnings per share (in full amount)
Profit per share	209.32		246.58		238.35		0.01
Profit per ADS (100 Series B Shares per ADS)	20,932.30		24,658.24		23,834.52		1,48

Financial Overview

Year ended December 31, 2024, compared to year ended December 31, 2023

Revenues

Total revenues increased by Rp751 billion or 0.5%, from Rp149,216 billion (US$9,690 million) in 2023 to Rp149,967 billion (US$9,317 million) in 2024. This increase was primarily due to an increase in data, internet and information technology service revenues, interconnection revenues, other services, revenues from lessor transaction, and network revenues, but was partially offset by a decrease in cellular telephone revenues and fixed line revenues.

a.        Cellular Telephone Revenues

Cellular telephone revenues represented 4.2% of our consolidated revenues in 2024. Cellular telephone revenues decreased by Rp1,934 billion, or 23.6%, from Rp8,194 billion in 2023 to Rp6,260 billion (US$389 million) in 2024. This decrease was primarily due to the decline in usage of voice services, as customers increasingly opted for non-traditional telecommunications services such as OTT services as alternatives to voice services. Moreover, revenues from Mobile Virtual Network Operator (“MVNO”) services, abonnement basic postpaid”—i.e., monthly billings to customers for their use of Telkomsel Halo postpaid services), and from cellular voucher refills unused, which consist of income earned from customers who purchase cellular refill vouchers but do not use the credit before the expiration of the voucher’s valid usage period, also decreased.

The change in cellular telephone revenues reflected both the continued decline in traditional voice volumes, as subscribers increasingly shifted to OTT solutions, and, to a lesser extent, changes in customer pricing for relevant services.

b.        Fixed Line Telephone Revenues

Fixed-line telephone revenues decreased by Rp420 billion or 46.7%, from Rp899 billion in 2023 to Rp479 billion (US$30 million) in 2024. The decrease in fixed-line telephone revenues was primarily due to the declining subscription of fixed-line telephones, reflecting a shift in customer preferences toward mobile devices.

c.           Interconnection Revenues

Interconnection revenues comprise interconnection revenues from our fixed line network and interconnection revenues from Telkomsel's mobile cellular network, including incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues increased by Rp120 billion or 1.3%, from Rp9,067 billion in 2023 to Rp9,187 billion (US$571 million) in 2024, primarily due to an increase in traffic between countries in hubbing voice, international interconnection, international SMS hubbing, and Application to Person (A2P) SMS revenues.

d.           Data, Internet and Information Technology Service Revenues

Our data, internet, and information technology service revenues accounted for 62.9% of our consolidated revenues in 2024, compared to 60.9% in 2023. Data, internet, and information technology service revenues increased by Rp3,518 billion or 3.9%, from Rp90,820 billion in 2023 to Rp94,338 billion (US$5,861 million) in 2024. This increase was primarily due to:

●	An increase in internet, data communication, and information technology services by Rp3,205 billion, or 29.4%, from Rp10,899 billion in 2023 to Rp14,104 billion in 2024, primarily driven by the revenue growth of HSI, Wi-Fi, internet, managed service from the Enterprise segment and IP transit from WIB segment.
●	An increase in other revenues by Rp436 billion, or 13.0%, from Rp3,354 billion in 2023 to Rp3,790 billion in 2024, primarily driven by the revenue growth of online game, e-commerce, and Infrastructure as a Service (IaaS).
●	An increase in SMS revenues by Rp425 billion or 12.6%, from Rp3,380 billion in 2023 to Rp3,805 billion in 2024 due to the increase in domestic and international SMS revenues. Additionally, revenue from broadcasting also contributed to SMS revenue.

These increases were partially offset by a Rp548 billion (0.7%) decrease in cellular data and internet revenues, from Rp73,187 billion in 2023 to Rp72,639 billion in 2024. This decrease was primarily due to declining mobile data usage.

e.           Network Revenues

Network revenues increased by Rp697 billion or 28.1%, from Rp2,482 billion in 2023 to Rp3,179 billion (US$198 million) in 2024. This growth was primarily driven by increased revenues from leased line services, transponder satellite services, new revenue generated by a partnership between Telkomsat and Starlink that commenced in May 2024, C-Band abonnement standard, and International Private Leased Circuit (IPLC) services.

f.           IndiHome Revenues

IndiHome revenues decreased by Rp2,523 billion or 8.8%, from Rp28,785 billion in 2023 to Rp26,262 billion (US$1,632 million) in 2024. This decrease was primarily due to the reclassification of IndiHome Enterprise (B2B) revenues to the Data, Internet, and IT Services segment within the Enterprise division starting from January 2024.

g.           Other Services Revenues

In 2024, revenues from other services increased by Rp1,050 billion or 17.0%, from Rp6,183 billion in 2023 to Rp7,233 billion (US$448 million) in 2024. This increase was primarily driven by:

●	An increase in e-payment revenues by Rp804 billion or 162.1%, from Rp496 billion in 2023 to Rp1,300 billion in 2024 primarily due to an increase in sales of enterprise billing payment aggregator services, payment applications, and online payment solutions. The sales volume growth reflected increased demand for e-payment services driven by improving macroeconomic factors and enterprise customers seeking efficiencies;
o	An increase in managed service and terminal revenues by Rp125 billion or 13.6%, from Rp920 billion in 2023 to Rp1,045 billion in 2024 primarily due to an increase in sales of managed devices, network terminating equipment (NTE), and customer premises equipment (CPE); and

o	An increase in others revenues by Rp124 billion or 4.5%, from Rp2,742 billion in 2023 to Rp2,866 billion in 2024, driven by increased demand for frequency utilization, technical assistance services, building management services, device maintenance services, and digitalization solutions in the Enterprise and Wholesale segments; and

These increases were partially offset by a decrease in call center revenues by Rp9 billion or 0.7%, from Rp1,264 billion in 2023 to Rp1,255 billion in 2024. This was primarily due to decreased sales of telecommunication services, corporate shared services, and supporting facilities services.

h.           Revenues from Lessor Transactions

Revenues from lessor transactions increased by Rp243 billion or 8.7%, from Rp2,786 billion in 2023 to Rp3,029 billion (US$198 million) in 2024. This increase was primarily due to higher rental revenues from telecommunication towers, reflecting an increase in the number of tenants.

Expenses

Total expenses increased by Rp2,228 billion, or 2.1%, from Rp104,730 billion in 2023 to Rp106,958 billion (US$6,646 million) in 2024. This increase was primarily due to higher operations, maintenance, and telecommunication service expenses, personnel expenses, and interconnection expenses.

a.           Operation, Maintenance, and Telecommunications Service Expenses

Operation, maintenance, and telecommunications service expenses increased by Rp1,484 billion, or 3.7%, from Rp39,718 billion in 2023 to Rp41,202 billion (US$2,560 million) in 2024.

The increase was mainly driven by:

o	An increase in operation and maintenance expenses of Rp1,308 billion, or 5.7%, from Rp23,057 billion in 2023 to Rp24,365 billion in 2024, mainly due to higher direct costs for digital provider services, billing payment aggregators, and value-added services;
o	An increase in radio frequency usage charges of Rp275 billion, or 3.7%, from Rp7,412 billion in 2023 to Rp7,687 billion in 2024, primarily due to higher prepaid frequency rights expenses;
o	An increase in electricity, gas, and water expenses, which increased by Rp220 billion, or 25.1%, from Rp877 billion in 2023 to Rp1,097 billion in 2024, due to rising direct costs of these utilities used by our subsidiaries;
o	An increase in concession fees and USO charges of Rp97 billion, or 3.4%, from Rp2,836 billion in 2023 to Rp2,933 billion in 2024, reflecting higher contributions for USO development pursuant to regulatory requirements; and
o	An increase in insurance expenses of Rp39 billion, or 14.5%, from Rp269 billion in 2023 to Rp308 billion in 2024, was partially due to expanded insurance coverage for property, equipment, satellites, and building leases, as well as additional insurance for property and equipment excluding land. The increase primarily reflected our decision to take on more insurance coverage, particularly for fixed assets, in line with the increase in the value of fixed assets during the period.

The overall increase was partially offset by:

o	Decreased expenses for SIM cards, vouchers, and peripheral sales, which decreased by Rp213 billion, or 26.7%, from Rp797 billion in 2023 to Rp584 billion in 2024, reflecting reduced inventory value and lower printing costs;
o	A decrease in other expenses by Rp103 billion, or 48.8%, from Rp211 billion in 2023 to Rp108 billion in 2024, due to a lower allowance for non-trade receivables;
o	A decrease in project management expenses by Rp62 billion, or 12.7%, from Rp489 billion in 2023 to Rp427 billion in 2024, reflecting fewer new projects starting in 2024;
o	A decrease in leased lines and CPE expenses, which decreased by Rp40 billion, or 1.2%, from Rp3,462 billion in 2023 to Rp3,422 billion in 2024, driven by lower retail CPE and media hub costs; and

o	A decrease in vehicle rental and supporting facilities expenses of Rp37 billion, or 12%, from Rp308 billion in 2023 to Rp271 billion in 2024, due to the implementation of efficiency measures.

b.           Depreciation and Amortization

Depreciation and amortization rose slightly by Rp27 billion, or 0.1%, from Rp32,569 billion in 2023 to Rp32,596 billion (US$2,025 million) in 2024. This was primarily due to the increase in depreciation expense for transmission, power supply, cable network, leased assets, and mechanical engineering. This reflected higher acquisition and additions of property, equipment, and right-of-use assets subject to depreciation and amortization in 2024.

c.           Personnel Expenses

Personnel expenses increased by Rp880 billion or 5.5%, from Rp15,927 billion in 2023 to Rp16,807 billion (US$1,044 million) in 2024. This increase was primarily due to:

●	Early Retirement Planning (ERP) program in 2024 increased by Rp1,186 billion, or 100.0%, from nil in 2023, as a result of Telkom’s ERP program during second quarter of 2024. This program was aimed at rejuvenating TelkomGroup’s talent with youth by making the organization leaner, more efficient, and more productive; and
●	An increase in vacation pay, incentives and other benefits to our employees by Rp55 billion or 1.3%, from Rp4,159 billion in 2023 to Rp4,214 billion in 2024, primarily as a result of an increase in performance-related compensation.

The above two increases in our personnel expenses were partially offset by:

●	A decrease in long service awards expenses by Rp63 billion or 21.8%, from Rp289 billion in 2023 to Rp226 billion in 2024, primarily due to a decrease on provision of actuarial valuation for this program.
●	A decrease in salaries and related benefits by Rp217 billion or 2.2%, from Rp9,674 billion in 2023 to Rp9,457 billion in 2024, primarily due to a decrease on total employees.
●	A decrease in pension and other post-employment benefits by Rp73 billion, or 76.9%, from Rp1,764 billion in 2023 to Rp1,691 billion in 2024. This decrease was primarily due to a decrease in periodic pension benefit cost by Rp162 billion, or 12.3%, a decrease in other post-employment benefit cost by Rp2 billion, or 9.1%, and a decrease in long service employee benefit cost by Rp1 billion. These decreases were partially offset by an increase in net periodic post-employment health care benefit cost by Rp77 billion, or 37.36%, and an increase in obligation under the labor law by Rp15 billion, or 6.9%; and
●	A decrease in others personnel expense by Rp8 billion or 19.5%, from Rp41 billion in 2023 to Rp33 billion in 2024.

d.           Marketing Expenses

Marketing expenses increased by Rp294 billion, or 8.3%, from Rp3,530 billion in 2023 to Rp3,824 billion (US$238 million) in 2024, primarily due to higher costs for sales force activities, sales fees, exhibitions, and advertising tied to the implementation of the Five Bold Moves strategy.

e.           General and Administrative Expenses

General and administrative expenses increased by Rp126 billion or 2.1%, from Rp6,099 billion in 2023 to Rp6,225 billion (US$387 million) in 2024, primarily due to the increase in allowance for expected credit losses on trade receivables expenses of Rp391 billion or 76.2%. The Group determines its allowance for expected credit losses based on a collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific to customers and the economic environment. The Group does not distinguish between related party and third party receivables in assessing amounts past due. As of December 31, 2023 and 2024, the carrying amounts of trade receivables considered past due but not impaired amounted to Rp4,033 billion and Rp5,291 billion, respectively. Management believes receivables that are past due but not impaired, as well as those that are neither past due nor impaired, are from customers with good credit history and are expected to be recoverable.

In addition, the increase in general and administrative expenses was also due to the increase in general expenses of Rp2 billion or 0.1%, meeting expenses of Rp56 billion or 16.8%, and social contribution of Rp1 billion or 0.4%. This increase in our general and administrative expenses was partially offset by a decrease in professional fees of Rp141 billion or 14.2%, travelling cost of Rp22 billion or 5.0%, training, education, and recruitment expenses of Rp8 billion or 1.7%, collection expenses of Rp1 billion or 0.5%, and others, including outsourcing expenses and bank administration charges, of Rp152 billion or 31.7%.

f.           Interconnection Expenses

Interconnection expenses increased by Rp517 billion, or 8.1%, from Rp6,363 billion in 2023 to Rp6,880 billion (US$427 million) in 2024. This increase reflected a focus on growing interconnection revenues (through partnerships, bundling and cross-selling services, maintenance and technology upgrades and marketing), which was generally in line with the increase in our interconnection revenues, as well as higher expenses for voice hubbing and cellular interconnection.

g. Unrealized Loss on Changes in Fair Value of Investments

We reported an unrealized gain on changes in fair value of investments of Rp188 billion (US$12 million) in 2024, compared to a loss of Rp748 billion (US$49 million) in 2023. This gain was primarily due to changes in the fair value of our investments, including our investments in MDI and GoTo.

h.           Gains on Foreign Exchange - net

We recorded a net foreign exchange gain of Rp136 billion (US$8 million) in 2024, compared to a net loss of Rp36 billion (US$2 million) in 2023. This gain resulted from an incline in the valuation of financial assets denominated in U.S. dollars and financial net exposure.

i.           Other Income - net

Other income decreased by Rp7 billion, or 2.7%, from Rp259 billion in 2023 to Rp252 billion (US$15 million) in 2024. This decrease was primarily due to lower income related to the sale and exchange of fixed assets.

Operating Profit and Operating Profit Margin

As a result of the foregoing, our operating profit decreased by Rp1,476 billion, or 3.3%, from Rp44,485 billion in 2023 to Rp43,009 billion (US$2,671 million) in 2024. Our operating profit margin decreased from 29.8% in 2023 to 28.7% in 2024.

Finance Income

Finance income increased by Rp306 billion, or 28.8%, from Rp1,061 billion in 2023 to Rp1,367 billion (US$85 million) in 2024, primarily due to higher interest rates, which were partially offset by lower cash deposits.

Finance Costs

Finance costs increased by Rp529 billion, or 11.3%, from Rp4,692 billion in 2023 to Rp5,221 billion (US$324 million) in 2024, primarily as a result of an increase in the average balance of bank loans and interest expense for lease liabilities due to higher interest rates.

Profit before Income Tax and Pre-tax Profit Margin

As a result of the foregoing, our profit before income tax decreased by Rp1,697 billion, or 4.2%, from Rp40,855 billion in 2023 to Rp39,158 billion (US$2,432 million) in 2024. Our pre-tax profit margin was 27.4% for 2023 and 26.1% for 2024.

Income Tax (Expense) Benefit

Our income tax expense decreased by Rp354 billion, or 4.0%, from Rp8,787 billion in 2023 to Rp8,433 billion (US$523 million) in 2024. This decrease was mainly attributable to a reduction in the current portion of income tax at both the Company and subsidiary levels, rather than a decrease in applicable tax rates. The current tax expense for 2024 was Rp7,635 billion, compared to Rp8,796 billion in 2023.

Other Comprehensive Income (Losses)

We recorded other comprehensive income of Rp895 billion (US$56 million) in 2024 compared to other comprehensive loss of Rp1,454 billion (US$94 million) for 2023, primarily due to gains on foreign currency translation that increased by Rp324 billion and an actuarial gain of Rp2,024 billion recognized in 2024, compared to an actuarial loss of Rp1,389 billion recognized in 2023, relating to our contribution of Rp588 million to our DBPP.

Total Comprehensive Income for the Year

As a result of the foregoing, our total comprehensive income for the year increased by Rp1,006 billion or 3.3%, from Rp30,614 billion in 2023 to Rp31,620 billion (US$1,965 million) in 2024.

Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company increased by Rp816 billion, or 3.3%, from Rp24,427 billion in 2023 to Rp23,611 billion (US$1,467 million) in 2024.

Total Comprehensive Income for the Year Attributable to Owners of the Parent Company

Total comprehensive income for the year attributable to owners of the parent company increased by Rp1,447 billion, or 6.3%, from Rp22,949 billion in 2023 to Rp24,396 billion (US$1,516 million) in 2024.

Profit per Share

Our profit per share decreased by Rp8.2, or 3.3%, from Rp246.58 in 2023 to Rp238.4 in 2024.

For a discussion of our statements of operations for the years ended December 31, 2023 and 2022, see the section “Item 5A. Operating Results—Results of Operations — Comparison of the Years Ended December 31, 2023, and 2022” in our annual report on Form 20-F for the year ended December 31, 2023.

Segment Overview

We have five main operating segments as follows:

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

For more detailed information regarding our segment information, see Note 32 to our Consolidated Financial Statements. Our segment results for 2022, 2023 and 2024 were as follows:

Telkom’s Results of Operations by Segment

	Years Ended December 31,
	2022	2023	2024		2024-2023
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)	(%)
Mobile
Revenues
External revenues	85,493	85,291	83,400	5,182	(2.2)
Inter-segment revenues	3,344	3,628	3,226	200	(11.1)
Total segment revenues	88,837	88,919	86,626	5,382	(2.6)
Segment results	26,122	28,693	25,977	1,614	(9.5)
Depreciation and amortization	(21,028)	(21,248)	(20,852)	(1,296)	(1.9)
Provision recognized in current period	(128)	(231)	(110)	(7)	(52.4)
Consumer
Revenues
External revenues	26,354	26,442	26,312	1,635	(0.5)
Inter-segment revenues	195	165	50	3	(69.7)
Total segment revenues	26,549	26,607	26,362	1,638	(0.9)
Segment results	7,579	7,971	8,216	510	3.1
Depreciation and amortization	(6,738)	(5,828)	(5,870)	(365)	0.7
Provision recognized in current period	(434)	(463)	(560)	(35)	21.0
Enterprise

	Years Ended December 31,
	2022	2023	2024		2024-2023
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)	(%)
Revenues
External revenues	19,161	19,508	20,593	1,279	5.6
Inter-segment revenues	24,646	25,234	24,749	1,538	(1.9)
Total segment revenues	43,807	44,742	45,342	2,817	1.3
Segment results	831	602	443	28	(26.4)
Depreciation and amortization	(3,999)	(3,884)	(3,631)	(226)	(6.5)
Provision recognized in current period	(45)	173	(142)	(1)	(105.2)
Wholesale and International Business
Revenues
External revenues	15,442	16,928	18,002	1,118	6.3
Inter-segment revenues	19,658	20,333	21,398	1,329	5.2
Total segment revenues	35,100	37,261	39,400	2,448	5.7
Segment results	8,925	9,386	9,102	566	(3.0)
Depreciation and amortization	(5,805)	(6,135)	(6,691)	(416)	9.1
Provision recognized in current period	34	(11)	(37)	(2)	236.4
Others
Revenues
External revenues	239	402	1,078	67	168.2
Inter-segment revenues	2,486	2,014	1,657	103	(17.7)
Total segment revenues	2,725	2,416	2,735	170	13.2
Segment results	(1,063)	(1,188)	(1,051)	(65)	(11.5)
Depreciation and amortization	(19)	(18)	(16)	(1)	(11.1)
Provision recognized in current period	(5)	(5)	(7)	(0)	40.0

Please note that the above table should be read in conjunction with the discussion below on comparability of financial information of and for the financial years ended December 31, 2024, and 2023. See “— New Standards and Interpretation.” See also “— Financial Overview — Year ended December 31, 2023 compared to year ended December 31, 2022” in Item 5 to our annual report on Form 20-F for the financial year ended December 31, 2023 filed with the SEC on April 1, 2024, and available free of charge on the SEC’s website at www.sec.gov and our website at www.telkom.co.id.

Year ended December 31, 2024 compared to year ended December 31, 2023

Mobile Segment

Our mobile segment revenues decreased by Rp1,891 billion or 2.2%, from Rp85,291 billion in 2023 to Rp83,400 billion in 2024. The decrease was primarily due to:

●	A decrease in cellular revenues by Rp1,945 billion, or 24.2%, primarily reflecting a decline in revenue from voice services as customers shifted to OTT services as an alternative to traditional voice services; and
●	A decrease in network revenues by Rp1 billion, or 25.0%, primarily reflecting a decline in revenues from leased line and collocation services.

These decreases were partially offset by:

●	An increase in SMS revenues by Rp446 billion, or 13.3%, primarily reflecting increased revenue from domestic messaging services; and
●	An increase in other revenues by Rp255 billion, or 184.8%, mainly reflecting higher revenues from services such as frequency utilization, digital education ecosystems, digital health ecosystems, and online gaming. Among these, revenue from frequency utilization contributed the most to the rise in other revenues.

Consumer Segment

Our consumer segment revenues decreased by Rp130 billion, or 0.5%, from Rp26,442 billion in 2023 to Rp26,312 billion in 2024. This decrease was primarily due to:

●	A decrease in fixed-line telephone revenues by Rp332 billion, primarily reflecting reduced usage of voice services due to competition from cellular services and OTT services.

The decrease in our consumer segment revenues was partially offset by:

●	An increase in other service revenues of Rp10 billion, or 37.0%, primarily driven by higher revenues from managed and solution products, construction services, and management services within the Consumer segment; and
●	An increase in IndiHome revenues by Rp270 billion, or 1.04%. This increase reflected an increase in revenues from IndiHome’s internet services and bundled packages, in line with the increase in the number of IndiHome subscribers from 10.1 million as of December 31, 2023, to 10.8 million as of December 31, 2024.

Enterprise Segment

Our enterprise segment revenues increased by Rp2,356 billion, or 12.9%, from Rp18,237 billion in 2023 to Rp20,593 billion in 2024. This increase was primarily due to:

●	An increase in data, internet, and information technology service revenues by Rp2,875 billion, or 28.1%, primarily driven by higher revenues from high-speed internet services through IndiBiz product packages, ASTINet dedicated services, TelkomNet VPN Intranet, and Wi-Fi managed services;
●	An increase in other revenues by Rp808 billion, or 16.7%, mainly reflecting higher revenues from e-payment services, e-health services, and managed service and terminal revenues;
●	An increase in network revenues by Rp250 billion, or 20.6%, primarily due to higher revenues from leased lines and VSAT services for enterprise products.

These increases were partially offset by:

●	A decrease in IndiHome revenues by Rp2,793 billion, or 100%, primarily due to the reclassification of IndiHome Enterprise (B2B) revenue recognition to the Data, Internet, and IT Services segment within the Enterprise division starting from January 2024 ; and
●	A decrease in fixed-line telephone revenues by Rp53 billion, or 11.8%, primarily due to declining demand for voice services.

Wholesale and International Business Segment

Our wholesale and international business segment revenues increased by Rp1,074 billion, or 6.3%, from Rp16,928 billion in 2023 to Rp18,002 billion in 2024. This increase was mainly due to:

●	An increase in interconnection revenues by Rp50 billion, or 0.6%, primarily driven by higher voice wholesale traffic between countries (voice hubbing) and SMS hubbing international services;
●	An increase in network revenues by Rp448 billion, or 35.4%, mainly due to higher demand for leased lines, International Private Leased Circuit (IPLC) services, and satellite transponder leases;
●	An increase in data, internet, and information technology service revenues by Rp353 billion, or 10.2%, primarily driven by an Rp387 billion, or 16.3%, rise in revenues from collocation services at data centers, IP transit services, and Telkom Metro Ethernet services;
●	An increase in revenues from lessor transactions by Rp243 billion, or 8.7%, primarily reflecting higher revenues from tower leasing services and building solution services; and
●	An increase in other services revenues by Rp8 billion or 2.4%, which was primarily due to an increase in others revenues by Rp15 billion or 4.7%, which principally reflected increased sales of devices. The increase was offset by a decrease in managed service and terminal revenues by Rp7 billion or 140%.

This increase in wholesale and international business segment revenues was partially offset by a decrease in telephone revenues by Rp24 billion or 8.3%, due to a decrease in fixed line revenues by Rp35 billion or 29.9%, while international cellular revenues increased by Rp11 billion or 6.4%. This reflected a shift in demand away from fixed lines to cellular services.

Other Segment

Our other segment revenues increased by Rp676 billion, or 168.2%, from Rp402 billion in 2023 to Rp1,078 billion in 2024. This increase was primarily due to increased data, internet, and information technology service revenues, reflecting a Rp634 billion, or 299.1%, rise in revenues from sales related to our digital business.

This increase was partially offset by:

●	A decrease in intercompany transaction eliminations by Rp73 billion, or 10.9%, compared to 2023, primarily driven by lower other services revenue and a reduction in intercompany transaction subject to elimination; and
●	A decrease in other telecommunication service revenues by Rp31 billion, or 3.6%.

For a discussion of our results of operations per segment for the years ended December 31, 2023, and 2022. See the section “Item 5A. Operating Results — Results of Operations —Comparison of the Years Ended December 31, 2023, and 2022” in our annual report on Form 20-F for the year ended December 31, 2023.

B.LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

The main source of our corporate liquidity is cash generated by operating activities and long-term and short-term loans under credit facilities available from banks. See “— Internal Liquidity Sources” and “— External Liquidity Sources” below for additional information. We aim to maintain a strong financial position and have enough liquidity for our operations and to support our growth. Our main cash requirements consist of operating expenses. Cash payments relating to the acquisition of properties and purchase of equipment, repayment of borrowings from banks, payment of salaries, payment of cash dividends and corporate income tax. See “— Cash Flows” below for additional information. See also our consolidated statement of cash flows included in our Consolidated Financial Statements included in this annual report on Form 20-F. We seek to keep optimizing our balance sheet and financing capabilities.

We divide our liquidity sources into internal and external liquidity sources.

Internal Liquidity Sources

To fulfill our obligations, we rely primarily on our internal liquidity. As of December 31, 2024, we had Rp33,905 billion (US$2,106 million) in cash and cash equivalents available. Cash and cash equivalents increased by Rp4,898 billion or 16.9%, from Rp29,007 billion as of December 31, 2023.

Cash receipts from revenues primarily comprised cash receipts from revenues from customers, which amounted to Rp148,415 billion (US$9,221 million) in 2024, and which were used for the payment of operating expenses, the acquisition of property and equipment, the payment of cash dividends, and the repayment of loans and other borrowings.

Our internal liquidity strength is reflected in our current ratio, which is computed by dividing current assets by current liabilities. As of December 31, 2023, and 2024, our current ratio was 77.9 and 82.2 respectively.

External Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, bonds and notes, other borrowings, two-step loans, and lease liabilities. We had external liquidity from loans, lease liabilities, and other borrowings of Rp76,834 billion as of December 31. 2024.

As of December 31. 2024. we had the following undrawn amounts under our sources of liquidity:

●a credit facility with Bank Negara Indonesia in the amount of Rp8,524 billion;
●a credit facility with Bank Mandiri in the amount of Rp7,914 billion;
●a credit facility with Bank Central Asia in the amount of Rp6,000 billion;
●a credit facility with MUFG Bank in the amount of Rp3,955 billion;
●a credit facility with Bank DBS Indonesia in the amount of Rp3,400 billion;
●a credit facility with Bank Rakyat Indonesia in the amount of Rp3,000 billion;
●a bond & sukuk facility in the amount of Rp2,750 billion;
●a credit facility with Bank Syariah Indonesia in the amount of Rp2,000 billion;
●a credit facility with BJB in the amount of Rp2,000 billion;
●a credit facility with HSBC Bank in the amount of Rp1,717 billion;
●a credit facility with Citibank in the amount of Rp1,100 billion;
●a credit facility with Bank Sinarmas in the amount of Rp1,000 billion;
●a credit facility with Maybank in the amount of Rp1,000 billion;
●a credit facility with Bank CIMB Niaga in the amount of US$72,837,154; and
●credit facilities with Permata Bank, CTBC, UOB, and Maspion Bank in the amounts of  Rp500 billion, Rp500 billion, Rp400 billion, and Rp3 billion respectively.

As of December 31, 2024, we had no off-balance sheet arrangements that were reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources.

For a discussion of our sources of liquidity for the year ended December 31, 2023, see “Item 5B. Liquidity and Capital Resources — Sources of Liquidity” in our annual report on Form 20-F for the year ended December 31, 2023.

Contractual Obligations and Commercial Commitments

The following table sets forth information on certain of our material contractual obligations as of December 31, 2024:

Contractual Obligations	By Payment Due Date
	Total	Less Than a Year(6)	1-3 years(6)	3-5 years(6)	More than 5 years(6)
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Long-Term Debts(1)(4)	104,917	52,909	26,920	11,634	13,454
Lease Liabilities(2)	29,235	6,640	7,944	6,240	8,411
Interest on Long-Term Debts and Lease Liabilities(5)	15,820	5,344	4,605	2,096	3,775
Unconditional Purchase Obligations(3)	14,861	14,861	—	—	—
Total	164,833	79,754	39,469	19,970	25,640

Notes:

(1)	See Notes 19 and 20 to our Consolidated Financial Statements.
(2)	Related to the lease of the slot site of the tower. transmission installation and equipment. power supply, data processing equipment, office equipment, vehicles, and CPE assets.
(3)	Capital expenditure committed under contractual arrangements.
(4)	Excludes the related contractually committed interest obligations.
(5)	See “Item 3D — Key Information — Risk Factors — Risks Related to Our Business — Financial Risks — We are exposed to interest rate risk in relation to our bank borrowings."
(6)	Less than 1 year means 2025, 1-3 years means 2026-2027, 3-5 years means 2028-2029, more than 5 years means thereafter.

See Note 33 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, we had long-term liabilities for defined pension benefits and post-employment health care benefit plan. In 2024, we contributed Rp558 billion to our Defined Benefit Pension Plan and post-employment health care benefit plan.

Cash Flows

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements for 2022, 2023, and 2024:

	Years Ended December 31,
	2022	2023	2024
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Net cash flows:
provided by operating activities	73,354	60,581	61,600	3,827
used in investing activities	(39,122)	(36,911)	(29,456)	(1,830)
used in financing activities	(40,965)	(26,565)	(27,505)	(1,709)
Net increase/(decrease) in cash and cash equivalents	(6,733)	(2,895)	4,639	288
Effect of exchange rate changes on cash and cash equivalents	370	(44)	260	16
Allowance for expected credit losses	(1)	(1)	(1)	0
Cash and cash equivalents at beginning of year	38,311	31,947	29,007	1,802
Cash and cash equivalents at end of year	31,947	29,007	33,905	2,106

Year ended December 31, 2024 compared to year ended December 31, 2023

As of December 31, 2024, total cash and cash equivalents amounted to Rp33,905 billion, representing increase of Rp4,898 billion, or 16.9%, from Rp29,007 billion as of December 31, 2023.

In 2024, the largest cash receipts were generated by operating activities, which totaled Rp151,444 billion, or 73.7% of total cash receipts. Financing activities generated Rp52,975 billion, or 25.8% of total cash receipts, and investing activities amounted to Rp1,202 billion, or 0.6% of total cash receipts. Total cash receipts increased by Rp12,732 billion in 2024, or 6.6%, compared to 2023.

Cash disbursements in 2024 totaled Rp200,982 billion. Cash used in operating activities amounted to Rp89,844 billion, or 44.7% of total cash disbursements, cash used in financing activities amounted to Rp80,480 billion, or 40.0% of total cash disbursements, and cash used in investing activities amounted to Rp30,658 billion, or 15.3% of total cash disbursements. Total cash disbursements increased by Rp5,198 billion in 2024, or 2.7%, compared to 2023.

Cash Flows from Operating Activities

Net cash generated by operating activities in 2024 was Rp61,600 billion (US$3,827 million), an increase of Rp1,019 billion, or 1.7%, from Rp60,581 billion in 2023.

Cash receipts from operating activities totaled Rp151,444 billion in 2024, up by Rp663 billion, or 0.4%, from Rp150,781 billion in 2023. These receipts were primarily driven by:

●	Cash receipts from customers and other operators of Rp148,415 billion, a slight decrease of Rp43 billion, or 0.03%, reflecting a decrease in revenues from the cellular, fixed-line, and IndiHome segments;
●	Cash receipts from interest income of Rp1,366 billion, an increase of Rp317 billion or 30.2%, primarily due to the increase in interest income of current accounts and deposits ;
●	Cash receipts from tax refunds of Rp1,144 billion, an increase of Rp463 billion or 68.0%, driven by claims for VAT and company income tax refunds, as well as corrections in VAT amounts for 2023. These refunds are subject to review by the tax authorities and may involve contingencies or risks of adjustment depending on the outcome of such reviews; and
●	Cash receipts from others – net of Rp519 billion, a decrease of Rp74 billion or 12.5% from Rp593 billion in 2023, due to a decrease in other non-trade receivables (non-affiliated) transactions. These transactions represent receivables from non-affiliated include parties that are not related to the provision of telecommunications or supporting services, and do not include employee receivables; they are classified as non-trade receivables outside our core operations.

Cash disbursements from operating activities were Rp89,844 billion in 2024, a decrease of Rp356 billion, or 0.4%, compared to Rp90,200 billion in 2023. This decrease was primarily due to lower cash payments for certain expenses and leases. Disbursements were allocated as follows:

●	Cash payments for expenses of Rp51,273 billion decreased by 4.0% compared to 2023, primarily due to a decrease in annual fees of frequency - license, radio frequency usage, concession and Universal Service Obligation (“USO”) of Telkomsel.. See "—Cash Flows— Year ended December 31, 2024 compared to year ended December 31, 2023" above;
●	Cash payments to employees of Rp16,364 billion, an increase of Rp248 billion or 1.5%, primarily related to early retirement program costs. See "— Financial Overview—Year ended December 31, 2024, compared to year ended December 31, 2023—Expenses—c. Personnel Expenses";
●	Cash payments for corporate and final income taxes of Rp11,528 billion, an increase of Rp782 billion or 7.3%, due to the increase in income tax expenses. See "— Financial Overview—Year ended December 31, 2024, compared to year ended December 31, 2023— Profit before Income Tax and Pre-tax Profit Margin";
●	Cash payments for finance costs of Rp5,295 billion, an increase of by Rp547 billion or 11.5%, due to higher costs associated with borrowings, partially as a result of higher interest rates. See "— Financial Overview—Year ended December 31, 2024, compared to year ended December 31, 2023— Finance Costs";
●	Cash payments for short-term and low-value leases of Rp3,693 billion, a decrease of Rp77 billion or 2.0%, due to the decrease in interest-related lease costs; and

●	Cash payments for net value-added taxes of Rp1,691 billion, an increase of Rp281 billion or 19.9%, primarily due to the increase in VAT for prepaid tax liabilities across the Company and its subsidiaries.

Cash Flows from Investing Activities

Net cash used in investing activities in 2024 was Rp29,456 billion (US$1,830 million), a decrease of Rp7,455 billion, or 20.2%, from Rp36,911 billion in 2023.

Cash receipts from investing activities totaled Rp1,202 billion in 2024, an increase of Rp889 billion or 284% from Rp313 billion in 2023. This increase was primarily attributable to:

●	Proceeds from the sale of property and equipment of Rp717 billion, an increase of Rp617 billion or 617%, primarily due to the increase in sale of property and equipment comprising fixed assets;
●	Proceeds from other current financial assets – net of Rp339 billion, an increase of Rp654 billion or 207,6%, primarily due to the increase in purchased of short term investments and proceeds from sale of investment; and
●	Proceeds from insurance claims of Rp143 billion, a decrease of Rp56 billion or 28.1%, primarily due to decrease of revenue from insurance claims.

Cash disbursements from investing activities totaled Rp30,658 billion in 2024, a decrease of Rp6,566 billion or 17.6% from Rp37,224 billion in 2023. This decrease was primarily attributable to:

●	Payments for purchases of property and equipment of Rp26,005 billion, a decrease of Rp7,598 billion or 22.6%, primarily due to a decrease in the acquisitions of cable networks, office equipment, vehicles, and properties under construction; and
●	Payments for purchases of intangible assets of Rp3,658 billion, an increase of Rp841 billion or 29.9%, primarily to acquire software and licenses.
●	Business acquisition – net cash acquired of Rp635 billion, an increase of Rp635 billion or 100%, primarily due to the acquisition of PT Ultra Mandiri Telekomunikasi (UMT) in 2024.
●	Proceeds from (increase) decrease in advance and other assets – net of Rp330 billion, an increase of Rp181 billion or 121.5%, primarily due to an increase in disposal or transfer of fixed assets such as transmission equipment, cable networks, and power supply assets.
●	Long-term investments in financial instruments of Rp30 billion, a decrease of Rp310 billion or 91.2%, primarily due to a decrease in long-term investments.

Cash Flows from Financing Activities

Net cash used in financing activities in 2024 was Rp27,505 billion (US$1,709 million), compared to Rp26,565 billion in 2023, an increase of Rp940 billion, or 3.5%.

Cash receipts from financing activities totaled Rp52,975 billion in 2024, an increase of Rp11,180 billion, or 26.7%, compared to Rp41,795 billion in 2023. This increase was primarily driven by:

●	Proceeds from loans and other borrowings of Rp52,653 billion, an increase of Rp13,819 billion or 35.6%, primarily due to an increase in short-term loans and long-term loans, and
●	Proceeds from the issuance of new subsidiary shares of Rp322 billion, a decrease of Rp2,639 billion or 89.1%, primarily due to the increase in additional capital contributions from non-controlling interest of subsidiaries.

Cash disbursements from financing activities increased to Rp80,480 billion in 2024, an increase of Rp12,120 billion, or 17.7%, from Rp68,360 billion in 2023. These disbursements were attributable to:

●	Loan and borrowing repayments of Rp47,607 billion, an increase of Rp12,284 billion or 34.8%;
●	Cash dividend payments to shareholders and non-controlling interests of subsidiaries totaling Rp24,782 billion, a decrease of Rp1,624 billion or 6.2%;
●	Repayments of principal lease liabilities of Rp7,387 billion, an increase of Rp787 billion or 11.9%; and

●	Share buyback of non-controlling interests by a subsidiary of Rp704 billion, representing an increase of Rp673 billion or 2,171%.

Current Assets

As of December 31, 2024, our current assets were Rp63,094 billion (US$3,919 billion), compared to Rp55,628 billion as of December 31, 2023, representing an increase of Rp7,466 billion, or 13.4%. This increase was primarily due to:

●	An increase in cash and cash equivalents of Rp4,898 billion or 16.9%, from Rp29,007 billion as of December 31, 2023, to Rp33,905 billion as of December 31, 2024, primarily due to the increases in cash generated by operating activities, the sale of property and equipment, and proceeds from loans and other borrowings as described above;
●	An increase in trade receivables of Rp1,881 billion or 17.2%, from Rp10,948 billion as of December 31, 2023, to Rp12,829 billion as of December 31, 2024, driven by increases in trade receivables from related parties (Rp648 billion), third parties (Rp878 billion), and other receivables (Rp355 billion). Trade receivables mainly increased due to higher trade receivables from affiliated (related party) groups and unbilled trade receivables from affiliated state-owned enterprises (SOEs), which reflect additions and reductions arising from the sale and use of postpaid telecommunications services by affiliated customer groups.
●	An increase in prepaid income taxes and prepaid other taxes of Rp916 billion, from Rp1,928 billion as of December 31, 2023, to Rp2,844 billion as of December 31, 2024, due to an increase in total prepaid taxes —current portion; and
●	An increase in contract cost of Rp481 billion or 73.7%, from Rp653 billion as of December 31, 2023, to Rp1,134 billion as of December 31, 2024, was driven by higher contract fulfillment costs. See Notes 2n and 9 to our Consolidated Financial Statements.

These increases were partially offset by:

●	A decrease in other current financial assets of Rp376 billion or 22.6%, from Rp1,661 billion as of December 31, 2023, to Rp1,285 billion as of December 31, 2024, caused by a reduction in the aggregate total balance of time deposits and mutual funds.
●	A decrease in contract assets of Rp255 billion or 9.4%, from Rp2,704 billion as of December 31, 2023, to Rp2,449 billion as of December 31, 2024, primarily due to a decrease in contract assets - current portion. See Notes 2n and 6 to our Consolidated Financial Statements; and
●	A decrease in other current assets of Rp178 billion or 2.3%, from Rp7,730 billion as of December 31, 2023, to Rp7,552 billion as of December 31, 2024, reflecting a reduction in advances.

Current Liabilities

As of December 31, 2024, our current liabilities were Rp76,723 billion (US$4,767 billion), compared to Rp71,451 billion as of December 31, 2023, representing an increase of Rp5,272 billion, or 7.4%. This increase was primarily due to:

●	An increase in short-term bank loans of Rp1,875 billion or 19.4%, from Rp9,650 billion as of December 31, 2023, to Rp11,525 billion as of December 31, 2024. This increase resulted from the increase in short-term bank loans from related parties and third parties;
●	An increase in current maturities of long-term borrowings and other borrowings of Rp5,590 billion or 54.4%, from Rp10,276 billion as of December 31, 2023, to Rp15,866 billion as of December 31, 2024; This increase resulted from the rise of current maturities part in bank loans, bonds, and medium-term notes (MTN);
●	An increase in accrued expenses of Rp1,113 billion or 8.5%, from Rp13,079 billion as of December 31, 2023, to Rp14,192 billion as of December 31, 2024, driven by higher accrued expenses for operation, maintenance, telecommunication services, and general, administrative, and marketing expenses. See "— Financial Overview—Year ended December 31, 2024, compared to year ended December 31, 2023—Expenses";

●	An increase in contract liabilities of Rp890 billion or 13.0%, from Rp6,848 billion as of December 31, 2023, to Rp7,738 billion as of December 31, 2024, primarily due to the increase in advances from customers for the Mobile, Enterprise, and WIB segments, and others;
●	An increase in customer deposits of Rp306 billion or 11.9%, from Rp2,566 billion as of December 31, 2023, to Rp2,872 billion as of December 31, 2024, due to an increase in the overall number of customers; and
●	An increase in other tax liabilities of Rp233 billion or 10.6%, from Rp2,192 billion as of December 31, 2023, to Rp2,425 billion as of December 31, 2024, which primarily resulted from an increase in other tax liabilities of subsidiaries, rising from Rp1,698 billion in 2023 to Rp2,144 billion in 2024.

These increases were partially offset by:

●	A decrease in trade payables of Rp3,259 billion or 17.1%, from Rp19,049 billion as of December 31, 2023, to Rp15,790 billion as of December 31, 2024, driven by the settlement of trade payables from third parties for equipment, materials, services, and payments to other telecommunication providers; and
●	A decrease in current income tax liabilities of Rp1,465 billion or 62.8%, from Rp2,333 billion as of December 31, 2023, to Rp868 billion as of December 31, 2024, primarily due to lower corporate income tax of certain subsidiaries and installment payments of the Company’s corporate income tax. See "— Financial Overview—Year ended December 31, 2024, compared to year ended December 31, 2023— Income Tax Expense".

Working Capital

As of December 31, 2024, our working capital, defined as the difference between current assets and current liabilities as of the same date, decreased by Rp2,194 billion compared to our working capital as of December 31, 2023. As of December 31, 2024, our current assets were lower than our current liabilities, resulting in a current ratio, defined as our current assets divided by our current liabilities, of 0.82 as of December 31, 2024. We closely monitor our working capital and generally try to lower it to maintain it at an optimal level so that we may manage our working capital efficiently, without restricting our ability to meet our current liabilities. This decrease in working capital was primarily due to:

●	An increase in current assets of Rp7,466 billion or 13.4%, from Rp55,628 billion as of December 31, 2023, to Rp63,094 billion as of December 31, 2024. See “— Current Assets.”
●	An increase in current liabilities of Rp5,272 billion or 7.4%, from Rp71,451 billion as of December 31, 2023, to Rp76,723 billion as of December 31, 2024. See “— Current Liabilities.”

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

Capital Structure

Our capital structure as of December 31, 2024, is described as follows:

	Amount	Portion
	(Rp billion)	(%)
Short-term debt	11,525	5.3
Long-term debt	65,309	29.8
Total debt	76,834	35.1
Equity attributable to owners of the parent company	141,888	64.9
Total	218,722	100.0

As of December 31, 2024, our net debt to equity ratio was 0.3 and our debt service coverage ratio was 1.4 times, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

For further information on our Company’s management policies related to capital, see Note 35 to our Consolidated Financial Statements.

Indebtedness

Consolidated total indebtedness (consisting of short-term bank loans, long-term liabilities, current maturities of long-term liabilities, and other borrowings) as of December 31, 2022, 2023, and 2024 were as follows:

	As of December 31,
	2022	2023	2024
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Indonesian Rupiah	62,107	67,668	76,648	4,762
U.S. Dollar(1)	531	220	159	10
Japanese Yen(2)	181	84	—	-
Malaysian Ringgit(3)	34	29	27	2
Total	62,853	68,001	76,834	4,774

Notes:

(1)

The amounts as of December 31, 2022, 2023, and 2024 translated into Rupiah at Rp15,569.05, Rp15,398.5, and Rp16,095.29 to US$1, respectively, being the Reuters average rates for U.S. Dollars at each of those dates.

(2)	The amounts as of December 31, 2022, 2023, and 2024 translated into Rupiah at Rp118.15, Rp108.80, and Rp103.06 to Yen 1, respectively, being the Reuters average rates for Yen at each of those dates.
(3)	The amount as of December 31, 2022, 2023, and 2024 translated into Rupiah at Rp3,534.06, Rp3,354.47, and Rp3,596.25 to Ringgit 1, being the Reuters average rates for Ringgit at each of those dates.

Of our total indebtedness, as of December 31, 2024, Rp36,347 billion, Rp31,537 billion, and Rp24,886 billion were scheduled for repayment in 2025, 2026-2028, and thereafter, respectively. As of December 31, 2024, approximately 37.4% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans. We use hedging instruments to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

For further information on our Company’s indebtedness, see Notes 19 and 20 to our Consolidated Financial Statements.

Capital Expenditures

In 2024, we incurred capital expenditures of Rp24,436 billion (US$1,519 million) for not only increasing capacity but also improving the quality of our services. Our capital expenditures are grouped into the following categories for planning purposes:

●	Network improvement, along with IT and digital enhancement;
●	Network infrastructure, which consists of core transmission network, submarine cable systems, metro-ethernet, optical transport network, and IP backbone;
●	Data centers, IT, applications and content, as well as service node; and
●	Capital expenditure supports, such as capital expenditure for the construction or maintenance of telecommunications towers.

Of our Rp24,436 billion capital expenditure in 2024, Telkom, as the parent company, incurred capital expenditures of Rp7,217 billion (US$448 million). Telkomsel incurred capital expenditures of Rp17,092 billion (US$1,062 million) and our other subsidiaries incurred capital expenditures of Rp127 billion (US$8 million). As our capital expenditures in 2023 and 2022 were at historically elevated levels, we expect to further reduce our capital expenditures in the future to bring them more in line with our long-term funding capacity. The following table set forth our capital expenditure breakdown between Telkom as a parent company, Telkomsel and our other subsidiaries for the periods indicated.

	Years Ended December 31,
	2022	2023	2024
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Telkom (parent company)	15,650	14,037	7,217	448
Subsidiaries
Telkomsel	12,343	18,804	17,092	1,062
Others	6,153	17	127	8
Subtotal for subsidiaries	18,496	18,821	17,219	1,071
Total for Telkom Group	34,146	32,858	24,436	1,519

Our capital expenditures in 2024 were mostly expenditures incurred for strengthening our networks and supporting infrastructure as well as enhancing capacity to provide better customer experience. Our fixed line capital expenditures were primarily related to fiber-based access, submarine backbone infrastructure development, and other projects such as towers and data centers. We also used capital expenditures for the improvement of 4G network quality and capacity, 5G rollout, and enhancement of the IT system for our mobile business.

Material Commitments for Capital Expenditures

As of December 31, 2024, we had material commitments for capital expenditures under contractual arrangements totalling Rp14,861 billion (US$923 million), principally relating to transmission installation, cable network, satellite system, and property under construction. We also have capital expenditure planned for property, equipment and investment outside Indonesia. Our subsidiaries also have capital expenditure plans. In February 2024, Telkomsat launched the Telkom Merah Putih-2 satellite in orbital slot 113 E as part of efforts to strengthen the capacity and quality of connectivity throughout Indonesia. Mitratel also plans to fund its expansion strategy, including through organic growth and tower acquisitions, in line with its goal of becoming the largest tower company in Southeast Asia.

The following table sets forth information on our committed capital expenditures under contractual arrangements as of December 31, 2024.

Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(in millions)	(in billions)
Rupiah	—	11,272
U.S. Dollar	223.0	3,589
Total		14,861

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

New Standards and Interpretations

For new standards, amendments to standards and interpretations not yet adopted in 2024 which have not been applied in preparing the Consolidated Financial Statements, see Note 38 to our Consolidated Financial Statements. For amendments to standards and interpretations adopted in 2024 which have been applied in preparing the Consolidated Financial Statements, see Note 2a thereto. Such amendments had no material impact on our Consolidated Financial Statements.

D.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development efforts focus on advancing network infrastructure for enhanced data speeds, lower latency, and improved performance through FMC, Wi-Fi 6, and 5G technologies, among others.

Indonesia Telecommunications and Digital Research Institute

Established in 2021, the Indonesia Telecommunications and Digital Research Institute (“ITDRI”) within our Telkom Corporate University Center aims to leverage globally adopted technologies for Indonesia’s specific market needs, initially targeting the fisheries, agribusiness, and tourism sectors. ITDRI collaborates with various stakeholders such as the Center for Macroeconomic and Financial Research at the National Research and Innovation Agency of Indonesia (Pusris EMK BRIN), which engages in research collaborations, notably in fields of learning, research, and innovation. ITDRI also collaborates with Government ministries and industry research centers across sectors such as palm farming and pharmaceuticals, while exploring revenue-sharing business models with Narasi, an Indonesian multi-platform media and news company, and BKI Academies, which are training centers operated by Biro Klasifikasi Indonesia that offer a range of development programs in maritime, insurance, and other industry sectors.

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

Throughout 2024, we conducted regular evaluations of our research initiatives. This included assessing the effectiveness of our collaborative model, the impact of our research, and identifying areas for improvement to refine our approach continually. In 2024, the Telkom Corporate University Center (TCUC) oversaw 20 research projects, with eight focusing on technology and aligning with our strategic goals. These projects addressed various areas, including energy efficiency, IoT systems and digital business development. Key projects included:

●	Energy Efficiency Research: Exploring sustainable practices and technologies;
●	Smart City and Agriculture Ecosystem Enhancement: Focused on precision aquaculture and urban initiatives such as Denpasar’s Smart City;
●	Smart Gas Well Monitoring: A collaborative project with Pertamina Hulu Mahakam aimed at improving resource management;
●	Power Monitoring and IoT Automation for Smart Data Centers: Enhancing operational efficiency and data center monitoring; and
●	Network Infrastructure Research: Projects included SDWAN on uCPE and WiFi Convergence.

By December 15, 2024, 11 projects had been completed, seven were ongoing, and two were discontinued. Five additional projects were expected to conclude by the end of 2024, with two extending into 2025. In 2024, expenses related to digital training and certification programs amounted to approximately Rp8,241 billion, supporting skill development and capacity-building initiatives in line with our research goals.

While continuing our research in digital connectivity, IoT device monitoring, network validation using blockchain, and business process solutions, we aim to diversify our research areas. This may involve exploring emerging technologies, industry trends, and new digital frontiers to stay at the forefront of technological advancements. We aspire to forge international collaborations to enrich our research endeavors. Partnering with institutions and experts from around the world will provide a global perspective and contribute to a more holistic understanding of digital market dynamics. As we gain valuable insights from our research initiatives, we aim to facilitate the transfer of technology and knowledge to practical applications. Implementation of research findings will be a key focus, helping the benefits of our work contribute tangibly to industry advancements. Embracing agile methodologies in our research processes, we aim to enhance flexibility and responsiveness. This approach allows us to adapt quickly to changes in technology, market dynamics, and stakeholder needs.

Infrastructure Research and Development

Our strategy for 2024 included creating an PT Telkom Infrastruktur Indonesia to optimize shared Telkom infrastructure in the following ways:

●	Exploring FANS via a SDAN roadmap: examining the opportunities and methods for multiple service providers to jointly utilize a single fixed access network infrastructure efficiently, through a strategic plan that guides the implementation of SDAN technologies. This involves utilizing SDN principles to enable the virtualization and abstraction of the access network, allowing for flexible management, optimized operations, and reduced costs in deploying broadband services;
●	Testing Bitstream products: evaluating the performance and conformance of video and audio decoders, encoders, or communication systems by using a series of standardized or custom digital data sequences, known as bitstreams, to expedite revenue growth; and
●	Exploring SFU-type ONT solutions and trial labs: preparing edge device solutions for implementing bitstream use cases targeted at Other Licensed Operator (OLO) consumers.

To prioritize customer needs, we continue to explore the implementation of Wi-Fi 6E and Wi-Fi 7 to provide high-performance connectivity in dense areas and have implemented dual-band optical network terminals to combat household interference, supporting the surge in IoT and gaming usage. Additionally, as of the date hereof, we are in the process of establishing standardizations, guidelines and pilots for FTTR solutions to enhance the customer experience for both B2B and B2C segments.

To facilitate our FMC initiative, our research focuses on infrastructure and service innovation. Implementing traffic separation for high-speed internet B2B and B2C allows for tailored management and monitoring aligned with specific service level agreements. We attained a major service milestone with the introduction of “Unbreakable Wi-Fi”, a service that integrates fixed broadband with mobile networks by integrating a home gateway with 4G/5G USB dongles, providing seamless connectivity by automatically switching networks if one fails, thus enhancing the customer experience.

Our research is dedicated to enhancing infrastructure services such as triple play (video, voice, and internet), focusing on the optimal technologies for TV, video platforms, video conferencing, and voice communications including IMS and SBC. By leveraging cloud-native virtual technologies such as edge cloud, vCDN, and vSTB, we aim to elevate service speed, deployment flexibility, and operational efficiency. Additionally, we are exploring infrastructure automation and virtualization, encompassing MEC, SDN/NFV, SD-WAN, and AI/ML, to continually improve network service quality and enrich customer experiences in the rapidly evolving digital telecommunications landscape. We are also exploring analytics tools for traffic monitoring across all segments and routes to facilitate SLA calculations for both B2B and B2C segments.

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

Digital Ventures

Our entrepreneurship initiative, Amoeba, fosters internal innovation while our open innovation program, collaborates with Indonesian tech entrepreneurs and digital startups through the Digital Amoeba (for Telkom employees) and Indigo programs (for external collaborations). Amoeba cultivates employees' ideas for new products within integrated task forces across the regions we serve and provides validation through internal competitions. Our open innovation program aims for seamless integration of their developments into our ecosystem. With initiatives such as Digital Amoeba and Indigo (a collaboration with digital startups), we aim to support the growth of Indonesia’s digital creative industry and enhance our digital offerings.

Our subsidiary MDI Ventures actively invests in promising digital startups to foster synergies and enhance digital customer experiences across a range of sectors. Through collaboration with global investors, and incubators, MDI Ventures aims to support the growth of Indonesia’s digital ecosystem and economy.

In collaboration with Indonesian SOEs, MDI Ventures aims to accelerate the digitalization of the Indonesian economy and fostering a broader digital ecosystem. Among its collaborative efforts, MDI Ventures manages several funds, including:

●	PT Telkomsel Mitra Inovasi (“Telkomsel Ventures”): with investments in 24 startups focusing on sectors like fintech, logistics, edu-tech, healthcare, and agriculture, it aims to create synergies and value for Telkomsel by investing in early to mid-stage startups;
●	Centauri Fund: established in 2019 alongside KB Financial Group from South Korea, this fund targets early-growth stage startups in Indonesia, Southeast Asia, and South Korea. The fund aims to provide corporate support while bridging regional market gaps and has invested in a total of 18 startups;
●	Arise Fund: initiated in 2021 with Finch Capital Netherlands, it centers on early-stage Indonesian startups innovating in technology. Following its first successful fundraising in August 2021, the fund has invested in a total of 17 startups.
●	Fund Ascent III: Through close collaboration with KB Investment and other renowned global partners, in 2024 MDI has launched Ascent Fund III as the successor to Centauri and Arise Fund, further expanding MDI's reach beyond Indonesia.

MDI Ventures’ excellence in fostering digital growth and innovation has been recognized at the 2024 International Business Awards® organized by the Stevie Awards, a prestigious global awards program held annually since 2002. MDI received the Bronze Stevie® Winner title in the Brand & Experiences - CSR Event category. MDI was also honored in the Indonesia GCG Award 2024, organized by SWA Magazine and IICG, earning the “Trusted” title with a score of 80.46.

E.TREND INFORMATION

We believe favorable external factors and post-COVID-19 economic recovery will support our ability to continue to drive revenue growth from both cellular and non-cellular data, internet, and IT services. Indonesia’s GDP grew by 5.03% in 2024, decelerated from 5.05% in 2023, according to Government data (Indonesian Central Bureau of Statistics). In October 2024, the IMF in the World Economic Outlook Update projected that the Indonesian economy would grow by 5.1 % in 2025. This projection assumes that Indonesia will implement moderate tax policy and administration reforms, some expenditure realization, and a gradual increase in capital spending over the medium term in line with fiscal space. Indonesia is expected to benefit from a demographic dividend that should have a positive impact on economic growth. In addition, a growing working population should result in an improvement in Indonesia’s Purchasing Power Parity (PPP) growth. The transition of the Indonesian economy toward digitalization, the pace of which increased during COVID-19, is expected to continue in the future and spread across multiple sectors of the economy. While Indonesia is expected to benefit from digitalization, it will face key challenges in implementing its digitalization projects across multiple sectors such as logistics, education, healthcare, Government administration, finance, and insurance. The Government expects that the improvement in digital technology will create job opportunities, increase efficiency in business operations, better services and unlock various markets by making them more accessible through digitalization.

The Government has established several national digitalization projects. The five main digitalization projects that have an impact on Telkom are the following:

●	Making Indonesia 4.0: this project offers an opportunity for Telkom to partner with IT companies to provide technology-based solutions for manufacturing companies, with a focus on IoT, AI, human-machine interfaces, robotic technologies, and 3D printing.
●	One Data Indonesia: this project involves creating a digital portal for the sharing of Government data, with the goal of enabling the public sector to make data-driven decisions. Therefore, we expect this will provide opportunities for Telkom to propose and provide high volume data storage through data centers as well as cloud solutions using big data and analytics.
●	Presidential Regulation No. 95/2018: this regulation guides the implementation of digital governance tools and services. As part of the Government’s goal to expand its provision of digital services, the Government has begun building the first of four national data centers with tier 4 classification, which we believe will provide us with future opportunities to provide network and other services to these data centers.
●	Presidential Direction for Infrastructure Development: the Government’s 2020-2024 National Medium-Term Development Plan set out targets for Indonesia’s digital transformation, including a target of 60% of districts (kecamatan) having fixed broadband coverage and 95% of villages (desa) having mobile broadband coverage by 2024. Part of this plan is the Government’s analog switch-off policy, which supports mobile broadband expansion by providing additional spectrum.
●	Presidential Decree No. 17/2023: this regulation concerns the acceleration of digital transformation in the procurement of government goods/services. Telkom has been assigned by the Government to organize an electronic procurement system and its supporting systems, including funding, planning, construction, development integration, operation and maintenance. Through this regulation, it is expected that the acceleration of digital transformation in the procurement of government goods/services as an effort to increase independence and growth as well as equalization of the national economy can soon be realized.

F.CRITICAL ACCOUNTING ESTIMATES

See Note 2x to our Consolidated Financial Statements for reference.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

In accordance with Law No. 40 of 2007 on Limited Liability Companies (as amended by the Job Creation Law, the “Indonesian Company Law”) and OJK Regulation No. 33/POJK.04/2014 on the Board of Directors and the Board of Commissioners of Issuers or Public Companies (“OJK Regulation No 33/2014”), we have a Board of Commissioners and a Board of Directors. These boards are separate and no individual may be a member of both boards.

The members of the Board of Commissioners and Board of Directors are elected and dismissed by shareholders' resolutions at a GMS. As stated in our Articles of Association, to be elected, candidates must be nominated and approved by the Government as the holder of the Dwiwarna Share. The term of office for each Commissioner and Director commences at the closing of the GMS which appoints such Commissioner or Director or such other time as specified by such GMS, and terminates at the closing of the fifth AGMS held after his/her appointment. Shareholders, through a GMS, have the right to discharge a Commissioner or Director at any time before the expiration of his or her term of office.

Board of Commissioners

Our Board of Commissioners is responsible for supervising and advising the Board of Directors. Our Board of Commissioners consists of nine members, one of whom is designated as the President Commissioner.

As of December 31, 2024, the Board of Commissioners consisted of nine members as listed below:

Name	Age	Commissioner since	Date of Expiration of Term	Terms Served in Office	Position
Bambang Permadi Soemantri Brojonegoro	58	2021	2026	1	President Commissioner/ Independent Commissioner
Ismail	55	2019	2029	2	Commissioner
Marcelino Rumambo Pandin	59	2019	2029	2	Commissioner
Arya Mahendra Sinulingga	54	2021	2026	1	Commissioner
Rizal Mallarangeng	60	2020	2025	1	Commissioner
Isa Rachmatarwata	58	2021	2026	1	Commissioner
Silmy Karim	50	2023	2028	1	Commissioner
Wawan Iriawan	61	2020	2025	1	Independent Commissioner
Bono Daru Adji	56	2021	2026	1	Independent Commissioner

Each of our Commissioners was a citizen of and domiciled in Indonesia as of December 31, 2024. In accordance with OJK Regulation No. 33/2014 which requires 30% of our Board of Commissioners to be independent, three Commissioners have been designated as Independent Commissioners. Our Independent Commissioners are Bambang Permadi Soemantri Brojonegoro, Wawan Iriawan, and Bono Daru Adji. The principal duty of our Independent Commissioners, in addition to exercising supervision, is to represent the interests of minority shareholders.

Set forth below is a brief biography of each of our Commissioners:

Bambang Permadi Soemantri Brojonegoro assumed the role of President Commissioner/Independent Commissioner in June 2021. He currently serves as the Special Advisor (Penasihat Khusus) to the President of Indonesia and has held several positions, including President Commissioner of PT Bukalapak Tbk. since 2021, Independent Commissioner of PT Astra International Tbk. since 2021, Commissioner of PT Combiphar since 2021, Independent Commissioner of PT Indofood Tbk. since 2021, and President Commissioner of PT Nusantara Green Energy since 2021.

Previously, Prof. Dr. Bambang P.S. Brodjonegoro served as a Vice Minister of Finance (2013-2014), Minister of Finance (2014-2016), Minister of Planning and National Development/Head of Bappenas (2016-2019), Minister of Research and Technology/Head of BRIN (2019-2021), and President Commissioner of PT Oligo Infrastruktur (2021-2023), President Commissioner of PT Prudential Syariah (2022-2024), and Independent Commissioner of TBS Energi Utama Tbk. (2021-2025). He holds his Ph.D in Urban and Regional Planning from University of Illinois at Urbana-Champaign, United States (1995-1997), Master of Urban Planning, University of Illinois at Urbana-Champaign, United States (1991-1993), and a bachelor’s degree in Economic, Universitas Indonesia (1985 - 1990).

Ismail assumed the role of Commissioner in May 2019, and is currently serving his second term of his role as a  Commissioner pursuant to reappointment at the AGMS on May 3, 2024. Dr. Ismail has served as Secretary General of Ministry of Communication & Digital since January 13, 2025. Previously, he served as Director General of Post and IT Devices Resources of MoCD (2016-2025), Chairman of Indonesia Telecommunications Regulation Authority (2018-2019), Deputy Chairman of Indonesia Telecommunications Regulation Authority (2016-2018), Director of Broadband Development of MoCD (2014-2016), Director of Telecommunications of MoCD (2012-2014), Director of IT System Operations, Financial Transaction Reports and Analysis Center (2008-2012). Dr. Ismail holds a doctorate in electrical and informatics engineering from the Institut Teknologi Bandung, Bandung (2010), a master’s degree in physics engineering from Universitas Indonesia, Jakarta (1999) and a bachelor’s degree in physics engineering from the Institut Teknologi Bandung, Bandung (1993).

Marcelino Rumambo Pandin assumed the role of Commissioner in May 2019, and is currently serving his second term as a Commissioner pursuant to reappointment at the AGMS on May 3, 2024. Previously, Dr. Marcelino R. Pandin served as a member of the Committee of the World Observatory on Subnational Government Finance and Investment initiative of the OECD, Paris (2018-2019), and Senior Policy Advisor at United City and Local Government (UCLG) Asia Pacific, Jakarta (2017-2019). He holds his Ph.D. in Technology and Innovation from University of Queensland, Australia (2007), a master’s degree in philosophy from Judge Business School University of Cambridge, United Kingdom (1999), and a bachelor’s degree in architecture from the Institut Teknologi Bandung, Bandung (1991).

Arya Mahendra Sinulingga assumed the role of Commissioner in May 2021. Arya Mahendra Sinulingga has also served as Special Staff III to the Minister of State-Owned Enterprises since 2019 and member of Executive Committee of the Football Association of Indonesia (PSSI) since 2023, Temporary Chairman of North Sumatera Football Association of Indonesia (PSSI) since 2024, Member of the Board of Trustees, Universitas Sumatera Utara since 2020, and Secretary General of Alumni Association of Institut Teknologi Bandung since 2021. Previously, he served as a Drainage & Marine Consultant, Bandung (1995-2001), Expert Staff to the Chairman of the Regional House of Representatives and Spatial Consultant of North Sumatra Province (2001-2004), Member of the Indonesian Broadcasting Commission (2004-2007), Corporate Secretary of PT MNC Sky Vision (2007-2015), Corporate Secretary of PT Global Mediacom Tbk (2008-2014), President Director of PT Hikmat Makna Aksara (Sindo Weekly), Company Secretary of PT MNC Tbk (2010-2014), News Director & Corporate Secretary Global TV (2010-2018), Editor in Chief Global TV (2011-2014), Director PT MNC Investama Tbk and Editor in Chief RCTI (2014-2015), Director of PT MCI (2014-2018), News Director of PT MNC Tbk (2014-2019), President Commissioner of PT Hikmat Makna Aksara (2014-2019), Deputy Director iNews TV (2015-2018), President Commissioner of PT MNC Infotainment Indonesia (2017-2018), President Director of PT IDX Channel (2015-2018), Corporate Secretary Director of PT MNC Tbk (2018-2019), Commissioner of PT INALUM (2019-2021), and Head of Public Communication Division of PMO Implementing KPCPEN (2021-2022). He holds a bachelor’s degree in civil engineering from the Institut Teknologi Bandung, Bandung (1995).

Rizal Mallarangeng assumed the role of Commissioner in June 2020. He has also served as Commissioner of PT Energi Mega Persada since 2021. Previously, Rizal Mallarangeng served as Executive Director of Freedom Institute (2001-2020), Founder of Freedom Corp. (2016) and Founder of Fox Indonesia (2009). He holds a bachelor’s degree in communication science, Universitas Gadjah Mada, Yogyakarta (1990), a master’s degree in comparative politics from Ohio State University, United States (1994), and a doctoral degree in comparative politics, Ohio State University, United States (2000).

Isa Rachmatarwata assumed the role of Commissioner in June 2021. Isa Rachmatarwata has also served as Director General of Budget of Financial Institution, Ministry of Finance since 2021. Previously, he served as the Head of Insurance Bureau at the Capital Market and Financial Institutions Supervisory Agency (BAPEPAM/LK/replaced by OJK)

– (2006-2012), Senior at the Fiscal Policy Agency, Ministry of Finance (2013), Expert Staff for Financial Services and Capital Market Policy and Regulation, Ministry of Finance (2013-2017), Director General of State Assets, Ministry of Finance (2017-2021). He holds a master’s degree in mathematics from the Institut Teknologi Bandung, Bandung (1990), Master of Mathematics (Actuarial Science) from University of Waterloo, Canada (1994).

Silmy Karim assumed the role of Commissioner in May 2023. Silmy Karim currently serves as the Vice Minister of Immigration and Correctional Affairs. Previously, he served as Director General of Immigration at the Ministry of Law and Human Rights (2023-2024). Previously, he served as the President Director of Krakatau Steel (2018-2023), Commissioner of PT GE Power Solution Indonesia (2016-2019), President Director of PT Barata Indonesia (Persero) (2016-2018), President Commissioner of MAN Diesel & Turbo Indonesia (2015-2016), President Director of PT Pindad (Persero) (2014-2016), Commissioner PT PAL Indonesia (Persero) (2011-2014), held various leadership positions in Ministry of Defense (2007-2014), Advisor on economic issues in Badan Intelijen Negara (BIN) Republik Indonesia (2013-2015), As special advisor in Indonesian Investment Coordinating Board (2010-2011). He holds a Master of Economy from Universitas Indonesia (2007), and a bachelor’s degree of Economy from Trisakti University (1997).

Wawan Iriawan assumed the role of Commissioner in June 2020. Previously, Wawan Iriawan served as Managing Partner at Iriawan & Co Law Firm (1990-2000). He holds a bachelor’s degree in law from Universitas Jenderal Soedirman, Central Java (1987), a master’s degree in law from Universitas Padjajaran, Bandung (2005), and a doctoral degree in law from Universitas Padjajaran, Bandung (2018).

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

Role		Functions and Authority
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

	2.	Unless otherwise stipulated by the Board of Directors, the Director of Finance is acting as Telkom’s representative at shareholders' general meeting of Telkom’s subsidiaries.
	3.

Oversees our parent company’s strategy over the financial functional unit for controlling asset management and asset leverage by implementing strategic control, coordination and subsidiary performance management, with the ultimate goal of creating company value through optimizing and harmonizing relations between our Company and our subsidiaries.

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

As new member, the Director of Group Business Development has a key role for driving business development and facilitating comprehensive strategic governance. This involves a range of responsibilities, including strategy development, strategy alignment, business planning and business development. By focusing on these areas, the Director is able to help build competitive advantage and drive growth across the business portfolio.

	2.

Oversees TelkomGroup business growth including implementing holding scheme strategy, functional strategy, and business development to improve the interrelation between parent and Group Business Development operations. This is all in an effort to create more value for companies within TelkomGroup.

As of December 31, 2024, the Board of Directors consisted of nine members as listed below:

Name	Age	Director since	Date of Expiration of Term	Terms Served in Office	Position
Ririek Adriansyah	61	2019	2029	2	President Director(1)
Heri Supriadi	59	2020	2025	1	Director of Finance and Risk Management(2)
Herlan Wijanarko	59	2020	2025	1	Director of Network, and IT Solution
FM Venusiana R	58	2020	2025	1	Director of Enterprise and Business Service
Muhamad Fajrin Rasyid	38	2020	2025	1	Director of Digital Business
Budi Setyawan Wijaya	52	2020	2025	1	Director of Strategic Portfolio
Bogi Witjaksono	57	2021	2026	2	Director of Wholesale and International Service
Afriwandi	53	2020	2025	1	Director of Human Capital Management
Honesti Basyir	56	2023	2028	2	Director of Group Business Development

Notes:

(1)	This position is equivalent to Chief Executive Officer ("CEO").
(2)	This position is equivalent to Chief Financial Officer ("CFO").

Each of our Directors was a citizen of and domiciled in Indonesia as of December 31, 2024. Set forth below is a brief biography of each of our Directors:

Ririek Adriansyah assumed the role of President Director in May 2019. He previously served as President Commissioner of Telkomsel (2019-2021), President Director of Telkomsel (2015-2019), Director of Wholesale and International Service (2014), Director of Compliance and Risk Management (2012-2013), President Director of Telin (2011-2012), Director of Marketing and Sales of Telin (2010-2011), and Director of International Carrier Service of Telin (2008-2010). Mr. Adriansyah holds a bachelor’s degree in electrical engineering from Institut Teknologi Bandung, Bandung (1989).

Heri Supriadi assumed the role of Director of Finance and Risk Management in June 2020. He has also served as Commissioner of PT Telekomunikasi Seluler since 2021. He previously served as President Commissioner of PT Graha Sarana Duta (2020-2023), President Commissioner of PT Telekomunikasi Seluler (2020), President Commissioner of PT Fintech Karya Nusantara (2019-2020), President Commissioner of PT Telkomsel Mitra Inovasi (2019-2020), President of Commissioner of PT Fintech Karya Nusantara (2019-2020), and Director of Finance of Telkomsel (2012-2020), and Vice President Subsidiary Performance of PT Telkom Indonesia. Mr. Supriadi holds a bachelor’s degree in industrial engineering from Institut Teknologi Bandung (1991), master’s degree in business administration from Saint Mary’s University, Canada (1997), and doctoral degree in business management specialization from Universitas Padjajaran, Bandung (2013).

Herlan Wijanarko assumed the role of Director of Network, IT and Solution in June 2020. He has also served as Commissioner of PT Dayamitra Telekomunikasi, Tbk. since 2023. He previously served as President Commissioner of PT Dayamitra Telekomunikasi, Tbk. (2020-2023), President Commissioner of PT Infrastruktur Indonesia (2022), President Director of PT Dayamitra Telekomunikasi, Tbk. (2018-2020), EGM Service Operation Division (2016-2018), Deputy EGM Infra Operation & Maintenance (2015-2016), Deputy EGM Network Infrastructure & Access (2014-2015), Deputy EGM IP Network & Operation (Jan 2014-July 2014), GM Northwest West Java (Bekasi) (2013-2014), GM Network Regional West Java Region (2010-2013), GM Central Java Regional, Regional Network (2009-2010), and GM Regional Network for Eastern Indonesia (2007-2009) of PT Telkom Indonesia. Mr. Wijanarko holds a bachelor’s degree in electrical engineering from Institut Teknologi Bandung (1989), and a master’s degree in management from Sekolah Tinggi Manajemen Bisnis Telkom, Bandung (2005).

FM Venusiana R assumed the role of Director of Enterprise and Business Service in July 2022. She previously served as Director Consumer Service of Telkom (2020-2023), President Commissioner of Telkom Access (2022-2023), President Commissioner of PINS Indonesia (2022-2023), Director of Network of Telkomsel (Jan 2020-June 2020), Senior VP Procurement of Telkomsel (2017-2019), Senior VP Consumer Marketing of Telkomsel (2016-2017), and Executive VP Area Jabodetabek West Java of Telkomsel (2013-2016). Mrs. Venusiana holds a bachelor’s degree in electrical engineering from Universitas Diponegoro, Semarang (1992), and a master’s degree in management from Universitas Hasanuddin, Makassar (2004).

Muhamad Fajrin Rasyid assumed the role of Director of Digital Business in June 2020. He has also served as Commissioner of PT MDI since 2023, and Commissioner of PT Digital Aplikasi Solusi since 2023. He previously served as President Commissioner of PT Metranet (2020-2023), Commissioner of PT Sigma Cipta Caraka (2020-2023), President Commissioner of PT MDI (2020-2023), Co-Founder & President of Bukalapak (2011-2020), President Director of Suitmedia (2011-2014), and Consultant at The Boston Consulting Group (BCG) (2009-2011). Mr. Rasyid holds a bachelor’s degree in informatic engineering from Institut Teknologi Bandung (2009), he completed an executive education program in scaling entrepreneurial ventures from Harvard Business School, United States (2018), and an executive education program in innovations and growth from the Stanford Graduate School of Business, United States (2019).

Budi Setyawan Wijaya assumed the role of Director of Strategic Portfolio in June 2020. He has also served as Commissioner of PT Sigma Cipta Caraka since 2023 and Member of the Board of Trustees of Telkom Education Foundation since 2020. He previously served as President Commissioner of PT Multimedia Nusantara (2022), President

Commissioner of PT Sigma Cipta Caraka (2020), President Commissioner of PT Jalin Pembayaran Nusantara (2020), President Director of Admedika (2017-2020), President Director of MD Media (2015-2017), and President Director of Melon (2013-2015). Mr. Wijaya holds a bachelor’s degree in industrial engineering from Sekolah Tinggi Teknologi Telkom, Bandung (1995), and a master degree in management from Sekolah Tinggi Manajemen Bisnis Telkom, Bandung (2003).

Bogi Witjaksono assumed the role of Director of Wholesale and International Service in May 2021. He has also served as Commissioner of PT Telekomunikasi Indonesia International (TELIN) since 2021, Commissioner of PT Telkom Satelit since 2022, and Commissioner of Telkom Data Ekosistem (NeutraDC) since 2022. He previously served as President Commissioner of PT Telkom Infra (2021-2023), Director of Enterprise and Business Service of PT Telkom Indonesia (2019-2020), President Commissioner of Telkomsat (2019-2020), President Commissioner of Telkom Metra (Sep-Nov 2019), Deputy President Director/COO of Telkom Satelite (2018-2019), CEO of Patrakom (2015-2019) and Managing Director of Metrasat (2012-2019). Mr. Bogi holds a bachelor’s degree in electrical engineering from Institut Teknologi Surabaya (1985-1989) and a master’s degree in Telecommunications Engineering (Mobile Communication) from Institut Teknologi Bandung (1993-1995).

Afriwandi assumed the role of Director of Human Capital Management in June 2020. He previously served as Chairman of the Supervisory Board Telkom Pension Fund (2020-2023), President Commissioner of Infomedia (2020-2023), SVP Corporate Secretary (2015-2020), Executive General Manager Regional VII (2014-2015), Deputy EGM Divisi Business Service (2013-2014), and General Manager of National Segment of Welfare Service Unit (2012-2013). Mr. Afriwandi holds a bachelor’s degree in industrial engineering from Sekolah Tinggi Teknologi Telkom (1995), Bandung, and a master’s degree in management from Universitas Islam Sumatera Utara, North Sumatra (2011).

Honesti Basyir assumed the role of Director of Group Business Development in May 2023. He previously served as President Director of PT Bio Farma (Persero) (2019-2023), President Director of PT Kimia Farma (2017-2019), Director of Wholesale and International Services of PT Telkom Indonesia (Persero) Tbk (2014-2017), Director of Finance of PT Telkom Indonesia (Persero) Tbk (2012-2014). Mr. Honesti Basyir holds a bachelor’s degree in industrial engineering from Sekolah Tinggi Teknologi Telkom (1992), Bandung, and master’s degree in corporate finance from Institut Manajemen Telkom (2002).

Other than as provided for under our Articles of Association, none of our Commissioners or Directors has any arrangement or understanding with any major shareholder, customer, supplier or with us pursuant to which such person was selected as a Commissioner or Director, nor are any such arrangements, understanding or contracts proposed or is under consideration. There is no family relationship between or among any of the Commissioners or Directors listed above. The business address of our Commissioners and Directors is Jl. Jend. Gatot Subroto Kav. 52 Jakarta - 12710, Indonesia.

B.	COMPENSATION

Compensation of Commissioners and Directors

Compensation of Commissioners and Directors are determined by the shareholders at the GMS, who grant authority and authorization to the Board of Commissioners, with prior approval from the holder of the Dwiwarna Share, to decide on the amount of tantiem which will be given to the members of Board of Directors and Board of Commissioners for the fiscal year ended December 31, 2024, and also for the amount of the salary or honorarium, including facilities and allowances for the members of Board of Directors and Board of Commissioners for the fiscal year ended December 31, 2024. The Nomination and Remuneration Committee is responsible for formulating the honorarium of our Commissioners and Directors, which is further discussed in a joint meeting of our Board of Directors and Board of Commissioners for approval.

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

For 2024, the total remuneration paid to the entire Board of Commissioners was Rp109,481,472,162. The table below sets forth the remuneration paid to our Commissioners received in 2024.

Commissioners	Honorarium	Religious Holiday Allowances	Transport Allowances	Tantiem	Total
	(Rupiah)
Bambang P. S. Brodjonegoro	2,397,600,000	199,800,000	479,520,000	9,591,947,066	12,668,867,066
Wawan Iriawan	2,157,840,000	179,820,000	431,568,000	8,632,752,360	11,401,980,360
Bono Daru Adji	2,157,840,000	179,820,000	431,568,000	8,632,752,360	11,401,980,360
Marcelino Rumambo Pandin	2,157,840,000	179,820,000	431,568,000	8,632,752,360	11,401,980,360
Ismail	2,157,840,000	179,820,000	431,568,000	8,632,752,360	11,401,980,360
Rizal Mallarangeng	2,157,840,000	179,820,000	431,568,000	8,632,752,360	11,401,980,360
Isa Rachmatarwata	2,157,840,000	179,820,000	431,568,000	8,632,752,360	11,401,980,360
Arya Mahendra Sinulingga	2,157,840,000	179,820,000	431,568,000	8,632,752,360	11,401,980,260
Silmy Karim(1)	2,157,840,000	179,820,000	431,568,000	5,012,438,252	7,781,666,252
Abdi Negara Nurdin(2)	179,820,000	0	35,964,000	9,001,292,324	9,217,076,324
Total	19,840,140,000	1,638,360,000	3,968,028,000	84,034,944,162	109,481,472,162

Notes:

•	Remuneration includes income tax
(1)	Tantiem proportional: 30th May - 31st December 2023 (i.e., the tantiem amount is prorated based on the actual period of time the relevant individual served as Commissioner during the financial year).
(2)	Honorarium and transport allowance for January 2024, tantiem for the financial year 2023.

For the fiscal year ended December 31, 2024, the total remuneration paid to the entire Board of Directors was Rp206,383,825,713. The table below sets forth the remunerations paid to our Directors received for the fiscal year ended December 31, 2024:

Directors	Honorarium	Religious Holiday Allowances	Transport Allowances	Tantiem	Total
	(Rupiah)
Ririek Adriansyah	5,328,000,000	444,000,000	300,000,000	21,315,437,925	27,387,437,925
Afriwandi	4,528,800,000	377,400,000	300,000,000	18,118,122,236	23,324,322,236
Heri Supriadi	4,528,800,000	377,400,000	300,000,000	18,118,122,236	23,324,322,236
FM Venusiana R	4,528,800,000	377,400,000	300,000,000	18,118,122,236	23,324,322,236
Herlan Wijanarko	4,528,800,000	377,400,000	300,000,000	18,118,122,236	23,324,322,236
Muhamad Fajrin Rasyid	4,528,800,000	377,400,000	300,000,000	18,118,122,236	23,324,322,236
Budi Setyawan Wijaya	4,528,800,000	377,400,000	300,000,000	18,118,122,236	23,324,322,236
Bogi Witjaksono	4,528,800,000	377,400,000	300,000,000	18,118,122,236	23,324,322,236
Honesti Basyir(1)	4,528,800,000	377,400,000	300,000,000	10,519,932,136	15,726,132,136
Total	41,558,400,000	3,463,200,000	2,700,000,000	158,662,225,713	206,383,825,713

Notes:

•	Remuneration includes income tax.
(1)	Tantiem proportional: 30th May - 31st December 2023 (i.e., the tantiem amount is prorated based on the actual period of time the relevant individual served as Director during the financial year).

The total accrued remuneration of the Board of Commissioners and the Board of Directors for the year ended December 31, 2024, was Rp347,116,948,389 including tantiem. Neither our Directors nor the directors of our subsidiaries will receive benefits upon the termination of their respective employment with our subsidiaries.

Equity Compensation Plans

On June 22, 2022, our Board of Directors adopted an executive compensation recovery policy (the “Clawback Policy”), which provides for the recovery of certain incentive-based compensation from current and former members of our Board of Commissioners and/or our Board of Directors in the event that we are required to restate any of our financial statements filed with the SEC under the Exchange Act to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Section 303A.14 of the NYSE Listed Company Manual, which was introduced pursuant to Rule 10D-1 of the Exchange Act. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002, which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

C.           BOARD PRACTICES

Our Board of Commissioners acts as our overall supervisory and monitoring body with principal functions including planning and development, operations and budgeting in compliance with our Articles of Association, and to carry out the mandate and resolutions of the AGMS and EGMS. The Board of Commissioners does not have the authority to run or manage our Company, except in the exceptional situation when all members of the Board of Directors are suspended for any reason. The Board of Commissioners provides advice and opinions to the AGMS with respect to financial reporting, business development, appointment of auditors, and other important and strategic matters related to corporate actions. The Board of Commissioners also reviews our work plan and budget, keeps abreast of our progress, and in case our Company gives an indication of any decline in the growth of our business immediately requests the Board of Directors to notify the shareholders and provides recommendations on measures for mitigation. Finally, the Board of Commissioners oversees that our corporate governance program is properly applied and maintained in accordance with the applicable regulations.

The Board of Commissioners is obliged to carry out its duties and responsibilities in accordance with our Articles of Association, decisions made during any AGMS and EGMS and applicable laws and regulations.

The Board of Commissioners is assisted by a Board of Commissioners Secretary as well as the Audit Committee, the Nomination and Remuneration Committee, the Planning and Risk Evaluation and Monitoring Committee, and the Integrated Governance Committee.

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

Individual Directors are charged with specific responsibilities. For more detailed information regarding the functions and authority of each of our Directors, see “— Directors and Senior Management — Board of Directors.”

Audit Committee

The Audit Committee operates under the authority of the Audit Committee Charter, which was adopted under a Decree of the Board of Commissioners No. 13/KEP/DK/2024 dated July 9, 2024 in relation to the Charter of the Telkom Group Audit Committee. The Audit Committee Charter is regularly evaluated and, if necessary, amended to help establish compliance with OJK and SEC requirements and other relevant regulations.

The Audit Committee Charter outlines the Audit Committee’s purpose, function and responsibilities. It provides that the Audit Committee is responsible for, among other things:

•

conducting studies and discussions with management regarding our Company’s quarterly consolidated financial statements before these financial reports are reported to the Financial Services Authority and the Stock Exchange;

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

Audit Committee Independence

OJK Rule No. 55/POJK.04/2015 on Establishment and Code of Conduct for Audit Committees (“OJK Audit Committee Regulation”) requires the board of commissioners of a public company to establish an audit committee which is chaired by an independent commissioner. In addition, the OJK Audit Committee Regulation requires each member of such audit committee to be either an independent commissioner or external independent member, with the audit committee comprised of at least three members with at least one independent commissioner presiding over the audit committee as chairman and one external independent member and at least one member of the audit committee having expertise in accounting or finance. We also require at least one external independent member to have expert knowledge (in the context of Item 16A of Form 20-F) in the field of accounting or finance.

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

•	have been our executive officer within six-month period prior to his or her appointment as an audit committee member;
•	be affiliated with our principal shareholder (owner of at least 20% of its share capital);
•	have a family relationship (affiliated) with any member of the board of commissioners or board of directors;
•	own, directly or indirectly, any of our shares; and
•	have any business relationship, directly or indirectly, that relates to our business.

As of December 31, 2024, the Audit Committee consists of five members (including the chairman): (i) Bono Daru Adji (Independent Commissioner and Chairman of the Audit Committee), (ii) Bambang Permadi Soemantri Brojonegoro (Independent Commissioner), (iii) Wawan Iriawan (Independent Commissioner),  (iv) Edy Sihotang (Independent Member and Forensic Audit Expert), and (v) Emmanuel Bambang Suyitno (Independent Member and Financial Expert).

Committee Financial Expert

See also “Item 16A. Audit Committee Financial Expert.”

Exemption From U.S. Listing Standards For Audit Committees

See also “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

Nomination and Remuneration Committee

Our Nomination and Remuneration Committee operates under the authority of the Board of Commissioner’s decree No. 14/KEP/DK/2024 dated July 23, 2024, regarding the Charter of Telkom’s Nomination and Remuneration Committee.

The objective of the Nomination and Remuneration Committee is to establish, administer and enforce corporate governance principles in the process of nomination for strategic management positions and the determination of the Board of Directors remuneration. The duties of the Nomination and Remuneration Committee include the following:

•	establish our organizational structure one level below the Board of Directors, with reference to the principles of good corporate governance;
•	assist the Board of Commissioners who are engaged with the Directors in selecting candidates for strategic positions in our Company;
•	give recommendations to the Board of Commissioners to be conveyed to the holder of the Dwiwarna Share regarding:
-	the composition of the Board of Directors,

-	candidates for the President Director and President Commissioner of all of Company’s subsidiaries,
-

candidates for the Board of Directors and Board of Commissioners of our subsidiaries if the relevant subsidiary’s assets or revenues are equal or in excess of 50% of the consolidated assets or consolidated revenues of Telkom, respectively;

•

provide recommendations to the Board of Commissioners to be submitted to the General Meeting of Shareholders through the holder of the Dwiwarna Share concerning the policies, amount and/or structure for the remuneration of the Board of Directors and Board of Commissioners;

•	determine remuneration of the Board of Directors and Board of Commissioners in the form of fixed salary or honorarium, allowances and facilities and variable incentives; and
•	review the employment contract and/or performance statement of each member of the Board of Directors.

As of December 31, 2024 our Nomination and Remuneration Committee consists of six members (including the chairman): (i) Wawan Iriawan (Independent Commissioner and Chairman of the Nomination and Remuneration Committee), (ii) Rizal Mallarangeng (Commissioner), (iii) Ismail (Commissioner), (iv) Marcelino Rumambo Pandin (Commissioner), (v) Arya Mahendra Sinulingga (Commissioner), and (vi) Silmy Karim (Commissioner). In the execution of their tasks, members of the Nomination and Remuneration Committee have to act independently.

D.           EMPLOYEES

We manage our human capital resources strategically, in particular as we are moving towards more digitalization throughout the Telkom Group at a pace which has increased since the beginning of COVID-19. We encourage agile working, including by cross-staffing, teaming up with colleagues from different departments and functions and involving team members with different skills and expertise to work creatively on new services and product development. We are dedicated to offering a professional, safe, and comfortable work environment that foster collaboration, efficiency, and the wellbeing of our employees. We believe in an inclusive and non-discriminatory culture and workplace.

We had a total of 21,673 employees (including 19,695 permanent employees, representing 90.0% of our workforce) as of December 31, 2024, consisting of 4,930 Telkom employees (including 4,706 permanent employees) and 16,743 employees (including 14,928 permanent employees) of our subsidiaries. As of December 31, 2024, 21,489 of our employees were located in Indonesia and 185 of our employees were located overseas. In comparison, we had a total of 23,064 employees as of December 31, 2023, and 23,793 employees as of December 31, 2022.

As of December 31, 2024, we had 271 senior management employees, compared with 307 senior management employees as of December 31, 2023. The total number of middle management employees decreased from 6,155 employees as of December 31, 2023, to 5,754 employees as of December 31, 2024. The number of supervisor level employees decreased from 12,331 employees as of December 31, 2023, to 11,101 employees as of December 31, 2024. Other employees increased from 4,271 employees as of December 31, 2023, to 4,547 employees as of December 31, 2024. We did not employ a significant number of temporary employees in 2024. The following table shows our employee profile by position.

Position	As of December 31, 2024
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Senior Management	107	164	271	1.3
Middle Management	1,880	3,874	5,754	26.5
Supervisors	2,092	9,009	11,101	51.2
Others	851	3,696	4,547	21.0
Total	4,930	16,743	21,673	100.0

Our employee profile based on educational background as of December 31, 2024, was dominated by university graduates who amounted to 66.9% of our total employees. This reflects our focus on recruiting highly educated candidates with the right qualifications to support our growth. The following table shows our employee profile by educational background.

Level of Education	As of December 31, 2024
	Telkom	Subsidiaries	Telkom Group	Percentage (%)
Pre University	175	1,595	1,770	8.2
Diploma Graduates	129	1,390	1,519	7.0
University Graduates	3,175	11,321	14,496	66.9
Post Graduates	1,451	2,437	3,888	17.9
Total	4,930	16,743	21,673	100.0

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

As of December 31, 2024, we had identified and developed 4,480 digital talents, including 3,280 talents sourced internally and 1,200 talents sourced externally. These digital talents participate in training and development programs and can obtain Telkom certifications delivered internally. In 2024, expenses incurred in connection with our digital training and certification programs amounted to approximately Rp8.24 billion. This increase reflects our corporate transformation efforts, as we have shifted our focus to programs aligned with the 5 Bold Moves, including training and development initiatives. See “Item 4B. Information on the Company—Business Overview—Strategy—The Five Bold Moves” for further information.

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

a.           Defined Benefit Pension Plan

DBPP is calculated for participants based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away. Telkom Pension Fund administers the program while the main source of pension fund comes from us and employee contributions. Employees participate in the program with 18% of their basic salary (before March 2003, the employee contribution rate was 8.4%) while we contribute the remaining balance. The minimum monthly pension benefit for retired employees is approximately Rp1,000,000 per month, or minimum Rp750,000 per month for spouses of the retired employees. We did not make any contribution to the DBPP for the fiscal years ended December 31, 2017 and 2018. In the fiscal year ended December 31, 2024, we contributed Rp558 billion to the DBPP.

b.           Defined Contribution Pension Plan

We operate a DCPP for permanent employees other than Directors who were permanent on or after July 1, 2002. DCPP is managed by several appointed financial institutions pension fund from which employees can choose. Our contribution to the financial institutions pension fund is determined by the portion taken from participating employee’s basic salary, which totaled Rp48 billion, Rp50 billion and Rp52 billion, for the years ended December 31, 2022, 2023, and 2024 respectively.

Management of Employee Relations

Pursuant to Law No. 13 of 2003 on Manpower (as amended by the Job Creation Law 2023, the “Manpower Law”) and Law No. 21 of 2000 on Employee Unions and Labor Unions, our employees established SEKAR (Serikat Karyawan). As of December 31, 2024, SEKAR represented a total of 4,528 employees, which was 67.0% of our total workforce (excluding the employees of our subsidiaries).

Pursuant to the Manpower Law and Regulation of the Minister of Manpower and No. 28 of 2014 on Procedure for Drafting and Ratifying Corporate Regulation also Drafting and Registering Collective Labor Agreement, SEKAR is entitled to represent employees in the negotiation of collective labor agreements with our management. Our Company and SEKAR entered into a 10th collective labor agreement dated February 13, 2024.

The employees of Telkomsel, PT Infomedia Nusantara, Metra Digital Media, Graha Sarana Duta and Telkomsigma have also established employees’ unions. Telkomsel employees’ union (Serikat Pekerja Telkomsel or “SEPAKAT”) represented a total of 4,875 employees (80.3% of Telkomsel’s total employees) as of December 31, 2024. Infomedia Nusantara employees’ union (Serikat Pekerja Infomedia Nusantara or “SPIN”) represented a total of 256 em-ployees (84.9% of Infomedia Nusantara’s total employees) as of December 31, 2024. Metra Digital Media’s and Graha Sarana Duta’s employees’ union (Serikat Pekerja Metra Digital or “SPMD” and Serikat Karyawan Graha Sarana Duta or “SKATA”) respectively represented a total of 107 employees (60.0% of the total number of employees of Metra Digital Media) and 723 employees (95.1% of the total number of employees of Graha Sarana Duta). Telkomsigma’s employees’ union (Serikat Karyawan Telkomsigma or “SERASI”) represented a total of 554 employees (31.9% of Telkomsigma’s total employees) as of December 31, 2024.

E.           SHARE OWNERSHIP

As of December 31, 2024, none of our Commissioners, Directors or senior management beneficially owned more than 5% of our outstanding shares of common stock. For information regarding share ownership of our Commissioners, Directors, and senior management, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Employee Stock Ownership Program

Our Employee Stock Ownership Program (“ESOP”) is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. On June 14, 2013, we transferred a portion of our treasury stock to our employees as part of our 2012 annual incentives. On such date, 59,811,400 shares of common stock (equal to 299,057,000 shares after stock split) were transferred to 24,993 employees with a total fair value of Rp661 billion. As of December 31, 2024, 40,304,010 of our shares were owned by 6,551 of our employees and our retirees. From 2014 through 2024, we did not exercise any ESOP. We also provide our Commissioners (except for Independent Commissioners) and Directors with long-term incentives in the form of shares. See “— Compensation — Compensation of Commissioners and Directors.”

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

The table below presents information relating to the beneficial ownership of our ordinary shares and Dwiwarna Share as of March 31, 2025.

			Percentage
	Dwiwarna		of
	Share	Common Stock	Ownership
Government (1)	1	51,602,353,559	52.09
Public	-	47,459,863,041	47.91
Total	1	99,062,216,600	100.00

Notes:

(1)	The Government remains our controlling shareholder through its direct ownership of one Dwiwarna Share, as well as its indirect control via BKI’s majority ownership in the Company - where BKI functions as an extension of BPI Danantara. In addition, the Government also holds a Dwiwarna Share in our Company.

Shareholders Owning More Than 5% of Shares (Major Shareholder)

The table below sets forth the beneficial ownership of our major shareholder which owns more than 5% of our shares as of March 31, 2025. To our knowledge, no other shareholders beneficially own 5% or more of our shares of common stock.

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Dwiwarna Share	Government	1	-
Common Stock	BKI (1)	51,602,353,559	52.09

Notes:

(1)	The Government remains our controlling shareholder through its direct ownership of one Dwiwarna Share, as well as its indirect control via BKI’s majority ownership in the Company - where BKI functions as an extension of BPI Danantara. In addition, the Government also holds a Dwiwarna Share in our Company.

The percentage of shares held by the Government was 52.09% as of March 31, 2023, February 29, 2024, March 31, 2025 respectively. No other persons beneficially owned 5% or more of our outstanding shares of common stock as of March 31, 2025, based on information available to us.

Shares Owned by Commissioners and Directors

The table below sets forth information regarding persons known to us to own less than 5% of each class of our shares (whether directly or beneficially through the ADSs) as of March 31, 2025.

Commissioners and Directors	Number of	Percentage of
	Shares	Ownership
Commissioners
Arya Mahendra Sinulingga	3,359,500	<0.01
Marcelino Rumambo Pandin	3,312,700	<0.01
Ismail	3,312,700	<0.01
Rizal Mallarangeng	3,312,700	<0.01
Isa Rachmatarwata	3,312,700	<0.01
Silmy Karim	1,344,700	<0.01
Directors
Ririek Adriansyah	9,336,755	<0.01
F.M. Venusiana R.	10,629,200	0.01
Muhamad Fajrin Rasyid	6,952,700	<0.01
Budi Setyawan Wijaya	7,407,700	<0.01
Afriwandi	6,995,200	<0.01
Herlan Wijanarko	6,995,200	<0.01
Heri Supriadi	7,242,700	<0.01
Bogi Witjaksono	6,952,700	<0.01
Honesti Basyir	3,632,844	<0.01
Total	84,099,999	0.08

Shareholders (by Type) Owning Less Than 5% of Shares

The table below presents information on the shareholding (by type of shareholder) of our shareholders which individually owned less than 5% of our outstanding shares of common stock as of March 31, 2025.

Group	Number of
	Shares of
	Common Stock	Percentage of
	Owned	Ownership
Foreign
Business Entities	36,229,769,738	36.57
Individuals	23,949,000	0.02
Local
Business Entities
Companies	246,469,527	0.25
Mutual Funds	2,106,249,851	2.13
Insurance Companies	1,935,873,191	1.95
Pension Funds	3,975,923,744	4.01
Others Business Entities	137,025,150	0.14
Individuals	2,804,602,839	2.83
Total	47,459,863,040	47.91

Relationship with the Government and Government Agencies

Our relationship with the Government is multi-faceted. The Government owns a Dwiwarna Share in our Company, which results in the Government remaining our ultimate controlling shareholder. It is also our regulator as it adopts, administers and enforces relevant laws that regulate the telecommunications sector, sets tariffs and issues licenses. It is also one of our customers and one of our lenders.

As used in this section, the term “Government” includes the Government of Indonesia and its ministries, directly owned governmental departments and agencies, but excludes SOEs.

The Government as Shareholder

As of March 31, 2025, the Government remains our ultimate controlling shareholder through its ownership of the Dwiwarna Share in our Company. The Government, through MSOE, retains the Dwiwarna Share, which provides special rights, including the exercise of certain reserved powers such as veto rights over strategic corporate decisions. Additionally, BKI, an Operational Holding company ultimately controlled by the Government, has become our direct majority shareholder following the in-kind contribution (inbreng) of the Government’s Series B Shares in the Company to BKI pursuant to GR 15/2025. BKI, as an Operational Holding holds specific authorities, such as the power to issue debt instruments, obtain financing, and provide loans or guarantees to SOEs or their subsidiaries. As a result, BKI serves as an extension of BPI Danantara, which itself holds and manages majority ownership and authority over operational strategies across SOEs, including our Company.

This dual structure establishes that, while BKI (as the extension of BPI Danantara) manages our operational strategies and holds majority voting rights, ultimate control of our Company remains with the Government through its continued ownership of the Dwiwarna Share. The Dwiwarna Share carries non-transferable rights including veto authority over: (i) the nomination, appointment, and removal of our Directors and Commissioners, (ii) the issuance of new shares, and (iii) amendments to our Articles of Association. These special rights limit the ability of public shareholders to affect key governance matters.

The structure was formalized with the enactment of the New SOE Law, which introduced a new SOE categories, Operational Holdings and Investment Holdings, both under the management of BPI Danantara. Furthermore, GR 16/2025 transferred all Series B shares in BKI to BPI Danantara, making BKI an Operational Holding with Series B shares in various SOEs, including our Company, under its administration.

Accordingly, despite the reorganization of shareholding—namely, the transfer of Series B shares in our Company to BKI—ultimate oversight, control, and strategic authority remains with the Government, represented by its special rights in the Dwiwarna Share. See also “Item 3D—Risk Factors—Risks Related to Our Business—Risks Related to our Fixed and Cellular Telecommunications Business—Competition from existing cellular service providers may adversely affect our cellular services business—We are subject to the control of the Government and its interests may not necessarily align with the interest of our other shareholders or our own interests.”

The Government as Regulator

The Government regulates the telecommunications sector through MoCD. MoCD has the authority to issue regulations that implement laws, which are typically broad in scope. Through such decrees, MoCD defines the structure of the industry, determines tariff formulas, establishes our USO, and otherwise controls many factors that could influence our competitive position, operations, and financial position. Through the DGPIO, MoCD regulates the allocation of frequencies and sets numbers for fixed telephone lines. We are required to obtain a license from the DGPIO for each type of service offered, including licenses for the frequencies we use (as allocated by MoCD). We and other operators are required to pay frequency usage fees. Telkomsel also holds licenses issued by MoCD for the provision of cellular services, and from the Indonesian Investment Coordinating Board in relation to Telkomsel’s investments for the development of cellular phone services with national coverage, including the expansion of network coverage. The Government, through MoCD as regulator, has the authority to issue new licenses for the establishment of new joint ventures and other new arrangements, particularly in the telecommunications sector.

Certain licenses require us to pay a concession fee to operate under such licenses. We pay concession fees for our provision of telecommunications services and radio frequency usage charges to MoCD. Concession fees amounted to Rp2,076 billion in 2023 and Rp2,159 billion (US$134 million) in 2024. Concession fees as a percentage of total expenses amounted to 2.0% in 2023 and 2.0% in 2024. Radio frequency usage charges amounted to Rp7,412 billion in 2023 and Rp7,687 billion (US$478 million) in 2024. Radio frequency usage charges as a percentage of total expenses amounted to 7.1% in 2023 and 7.2% in 2024. USO charges to MoCD amounted to Rp744 billion in 2023 and Rp753 billion (US$47 million) in 2024. USO charges as a percentage of our total expenses amounted to 0.7% in 2023 and 0.7% in 2024.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures (“sub-loan borrowings”). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31, 2024, these borrowings have been fully reimbursed.

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2024, the amount of revenues from Government departments and agencies was Rp3,624 billion, which amounted to 2.4% of our consolidated revenues and did not constitute a material part of our revenues.The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as “residential,” which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance, and IDD calls. In addition, we provide enterprise digital services and solutions to SOEs, including ATM switching, payment gateway, and E-Commerce platform services.

It is our policy not to enter into any transactions with affiliates unless the terms are on an arm’s length basis as though such transactions are made with a third party. The MSOE has advised us that it would not cause us to enter into transactions with other entities under its control unless the terms were consistent with our policy as referred to above.

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

OJK regulations define a conflict of interest as a difference between the economic interests of a public company and the personal economic interests of its Board of Directors, Board of Commissioners, principal shareholder, or controlling shareholder that may cause a loss to the relevant public company. Further, a “conflict of interest transaction” is defined as any transaction containing a conflict of interest that is carried out by a public company or a company controlled by the public company with any party, whether or not the other party is an affiliate. In practice, if a transaction obtains a “fair” opinion from an independent appraiser, which is typically strong grounds for showing that the proposed transaction does not involve a conflict of interest, though it would need to be considered and confirmed based on the relevant factual scenario.

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

Proportion of Common Stock Held in Indonesia and Abroad

As of March 31, 2025, we had 227,173 holders of shares of common stock (including the Government). This total includes 36,253,718,738 shares of common stock held by 2,121 holders of common stock located outside Indonesia. As of the same date, there were 64 ADS shareholders who owned 43,008,745 ADSs.

Change in Control

As of December 31, 2024, there were no arrangements known to our Company that would result in a change in the ultimate control of our Company by the Government.

The Government, through the MSOE, remains our ultimate controlling shareholder. However, as of March 31, 2025, the Government is no longer our majority shareholder. Instead, BKI, an Operational Holding company, has assumed that role. These structural changes do not affect the Government’s ultimate control over our Company, which is maintained through: (i) its direct ownership of the Dwiwarna Share, which grants it special rights in our Company; and (ii) its indirect control through BKI, which holds the majority of our Company’s shares and is both directly and indirectly controlled by the Government. See also “Item 3D—Risk Factors—Risks Related to Our Business—Regulatory Risks—We may experience changes in governance as an SOE" and “Item 7. Major Shareholders and Related Party Transactions — Relationship with the Government and Government Agencies — The Government as Shareholder.”

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

ITEM 8.              FINANCIAL INFORMATION

A.                         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See also “Item 18. Financial Statements” for our Consolidated Financial Statements filed as part of this Form 20-F.

Legal Proceedings

We are currently subject to legal, regulatory, and arbitration proceedings, investigations and claims. For instance, in the past, we have been named as defendant in various legal actions in relation with land disputes, monopolistic practice and unfair business competition, and SMS cartel practices.

In October 2023, the Company received a document request from the U.S. Securities and Exchange Commission (“SEC”) as it relates to Telkom Infra’s involvement in a project with the Indonesian Information and Telecommunication Accessibility Agency of the Ministry of Communication and Information (“BAKTI Kominfo”) regarding the provision of 4G Base Transceiver Station (“BTS”) infrastructure. The SEC has since expanded its investigation to include accounting and disclosures issues relating to our revenue recognition and financial reporting practices and internal control over financial reporting; as well as public reports regarding certain Indonesian legal proceedings involving our Company, various subsidiaries and affiliates, and certain of our clients and suppliers. Through our internal audit process and investigations, we have determined, or we suspect (for those projects and transactions which are still under investigation) that certain transactions lack economic substance. Beginning in May 2024, the Company also received additional requests for information from the U.S. Department of Justice (“DOJ”) focused on compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”). Each U.S. authority is aware of the other agency’s investigation. The Company is cooperating with the U.S. authorities and has retained outside counsel to conduct an internal investigation into these issues. The Company cannot predict the duration, outcome or impact of these investigations including whether they will have a material impact on the Company’s audited consolidated financial statements.

We are also cooperating with and have self-reported various matters involving alleged or potential violations of Indonesian laws and regulations by our business units and subsidiaries and affiliates, including anti-corruption, alleged fraud, embezzlement and issues associated with accounts receivable, to government authorities in Indonesia, including the Indonesian National Police, Public Prosecution Service and Corruption Eradication Commission. The length, scope or results of these self-disclosures and proceedings, or their impact on our results of operations, business or financial condition remain uncertain.

Our internal investigations and our cooperation with authorities in relation to the above matters remain open and ongoing. Moreover, we undertook remedial efforts to improve and strengthen our internal control systems. This task involved reexamining certain of our internal procedures and policies, and where appropriate, redesigning or adding to them. Some of the key enhancements include the development of enhanced control over procurement, contract and project management, additional internal approval requirements before selecting or transacting with new partners, customers and suppliers, and improved segregation of duties and functions. We will continue to promote enhancements and update our internal procedures, policies, guidelines and control systems

.

.

Dividends

An AGMS has the authority to determine the amount of dividends we pay. Our dividend payout ratio for the fiscal year ended December 31, 2024 will be decided at the AGMS scheduled for May 27, 2025.

			Total Dividend		Dividend per
		Payout Ratio	Payment		Share
Dividend Year	Payment Date	(%)(1)	(Rp million)		(Rp)
2020	July 2, 2021	80.00	16,643,443	(2)	168.01
2021	July 1, 2022	60.00	14,855,921	(3)	149.97
2022	July 5, 2023	80.00	16,602,697	(4)	167.60
2023	June 6, 2024	72.00	17,683,019		178.50

Notes:

(1)	Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.
(2)	Consists of cash dividend amounting to Rp12,482,582 million and special cash dividend amounting to Rp4,160,860 million.

(3)	Consists of cash dividend amounting to Rp14,855,921 million.
(4)	Consists of cash dividend amounting to Rp16,602,697 million.

Telkomsel Dividend

Based on the resolution of the shareholders on April 5, 2024, Telkomsel declared an interim cash dividend amounting to Rp15,000 billion, which was paid in tranches (Rp5,000 billion each before withholding taxes) on April 18, April 29 and May 8, 2024. Based on the Annual General Meeting of Shareholders held on May 10, 2024, Telkomsel’s shareholders approved and ratified the final dividend to be Rp22,018 billion, which was computed at 100% of 2023 adjusted net profit (excluding impact from valuation of financial instrument). As a result, additional cash dividend amounting to Rp7,018 billion (before withholding tax) was paid on May 28, 2024.

B.                         SIGNIFICANT CHANGES

See Note 40 to our Consolidated Financial Statements.

ITEM 9.               THE OFFER AND LISTING

A.                         OFFER AND LISTING DETAILS

Our common stock is listed and traded on the IDX under the symbol “TLKM.” Our ADSs are listed and traded on the NYSE under the symbol “TLK” with one ADS representing 100 shares of common stock.

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

The Indonesian Stock Market

The Indonesia Stock Exchange (the “IDX”) emerged out of the December 1, 2007 merger of two stock exchanges operating in two different locations in Indonesia, namely the Jakarta Stock Exchange which was located in Jakarta, the capital city of Indonesia, and the Surabaya Stock Exchange which was located in Surabaya in East Java.

As of December 31, 2024, the IDX had 943 issuers for equity and 93 active brokerage houses. In 2024, IDX recorded a trading volume of around 4.7 billion shares. As of December 31, 2024, the total market capitalization was valued at approximately Rp12,336 trillion (approximately US$763 billion).

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

IDX Rule No. II A on Trading of Equity Securities as attached to the Decree of the Board of Directors of the IDX No. Kep-00055/BEI/03-2023 (“IDX Trading Rule”) provides that as of April 3, 2023, the trading sessions of the IDX are as follows:

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

The IDX Trading Rule also stipulates the change of the auto-rejection policy. This policy has changed from time to time, specifically since the Government began relaxing COVID-19-related restrictions on trading activities. Based on the newly issued IDX Trading Rule, the Jakarta Automated Trading System (“JATS”) will automatically reject price orders input into the JATS at the Regular and Cash Markets if:

●	the buy or sell order is smaller than Rp50 (or Rp1 for rights and warrants);
●	more than 35% above or below the reference price for stock prices ranging from Rp50 to Rp200;
●	more than 25% above or below the reference price for stock price ranging from more than Rp200 to Rp5,000; or
●	more than 20% above or below the reference price for stock price that is more than Rp5,000.

Moreover, auto-rejection is triggered when a trade involves more than 50,000 lots of equity securities or exceeds 5% of listed securities, using the lesser amount, and the auto-rejection threshold for post-IPO trading is set at double that percentage.

Trading on the NYSE

See also “Item 12. Description of Securities Other Than Equity Securities.”

D.                         SELLING STOCKHOLDERS

Not applicable.

E.                         DILUTION

Not applicable.

F.                         EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.             ADDITIONAL INFORMATION

A.                         SHARE CAPITAL

Not applicable.

B.                         MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Articles of Association

Our Articles of Association are registered in accordance with Law No.1 of 1995 on Limited Liability Companies, and have been approved by Ministerial Decree No. C2-7468.HT.01.04.Th.97 of 1997. Following the enactment of the Indonesian Company Law, we amended our Articles of Association which were approved by the MoL pursuant to the Decree of the MoL No. AHU.46312.AH.01.02 of 2008 dated July 31, 2008 and registered in the State Gazette of the Republic of Indonesia No. 84 dated October 17, 2008, Supplement to State Gazette No. 20155.

Our Articles of Association have been amended several times, the latest amendment of which primarily related to amending our business activities according to the Indonesian Standard Industrial Classification of 2020. The latest amendments were approved by and registered with the MoL in its letter No. AHU-0044650.AH.01.02 of 2022 dated June 29, 2022.

In accordance with Article 3 of our Articles of Association, the scope of our business activities is to provide telecommunications network and telecommunications and information services, as well as to optimize our Company’s resources in producing high quality and competitive products and services to enhance profitability and increase the value of our Company. In order to achieve the aforementioned objectives, we may undertake business activities that incorporate, among other things, the following:

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

Our Articles of Association require our Board of Directors to obtain the written approval of our Board of Commissioners in order to, among other things:

a.	Release/transfer and/or pledge our Company’s assets with a value exceeding a certain amount determined by the Board of Commissioners, except for assets recorded as inventory, with due observance of the laws and regulations in the capital market sector;
b.	Enter into cooperation with business entities or other parties, in the form of joint operations (KSO), business cooperation (KSU), licensing cooperation, Build, Operate and Transfer (BOT), Build, Operate and Own (BOO) and other agreements of the same nature whose duration or value exceeds that stipulated by the Board of Commissioners;
c.	Determine and change our Company’s logo;
d.	Determine the organizational structure one level below the Board of Directors;
e.	Undertake equity participation, release equity participation, including changes in capital structure in other companies’ subsidiaries or joint ventures, which are not in the context of saving receivables, including equity participation in other companies through subsidiaries whose funding comes from our Company, with a certain value determined by the Board of Commissioners, with due observance of regulations in the capital market sector;
f.	Establish a subsidiary and/or joint venture with a certain value determined by the Board of Commissioners with due observance of the laws and regulations in the capital market sector;
g.	Propose representatives of our Company as candidates for members of the Board of Directors and the Board of Commissioners in subsidiaries that make significant contributions to our Company and/or have strategic value as determined by the Board of Commissioners;
h.	Perform mergers, consolidations, takeovers, separations and dissolution of subsidiaries and joint ventures, with certain value limits determined by the Board of Commissioners with due observance of the laws and regulations in the capital market sector;
i.	Bind our Company as guarantor (borg or avalist) with a certain value determined by the Board of Commissioners with due observance of the laws and regulations in the capital market sector;
j.	Receive medium/long term loans and provide medium/long term loans with a certain value determined by the Board of Commissioners with due observance of the laws and regulations in the capital market sector;
k.	Provide short/medium/long term loans that are not operational in nature, except to loans for subsidiaries that only require reporting to the Board of Commissioners;
l.	Write off bad debts and inventories of dead goods in a value that exceeds the limit set by the Board of Commissioners;
m.	Take actions that are included in material transactions as stipulated by the laws and regulation in the capital market sector with a certain value determined by the Board of Commissioners, unless such actions are included in material transactions that are excluded by the laws and regulations in the capital market sector; and
n.	Take actions that have not been stipulated in our Company’s Work Plan and Budget.

With regards to the matters referred to in paragraphs (a), (b), (e), (f), (g), (h), (i), (j), (k), (l), (m) and (n) above, the stipulation of limits or criteria by the Board of Commissioners must be approved by the holder of the Dwiwarna Share and the approval by the Board of Commissioners will be granted after being approved by the holder of the Dwiwarna share. Additionally, with regards to matters referred to in paragraph (b), approval from the Board of Commissioners and/or the GMS will not be required if the relevant activity is (i) part of the main business activities of our Company or (ii) is entered into with the subsidiaries or affiliates whose financials are consolidated with our Company’s financials provided that this still has to be reported to the Board of Commissioners. The nomination of candidates referred to in paragraph (g) will not require approval from the Board of Commissioners as long as such nominated candidate is also a director of our Company, provided that this is reported to the Board of Commissioners.

Actions of the Board of Directors to transfer or collateralize the assets of our Company (whether in one or a series of transactions) the value of which exceed 50% of the total net assets of our Company (based on our Consolidated Financial Statements) would require approval of an GMS, except for those that are business activities of our Company as stipulated in the Articles of Association.

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

Our Articles of Association do not contain any requirement for our Directors to: (i) retire by a specified age, or (ii) to own any or a specified number of shares of our Company. The rights, preferences and restrictions attaching to each class of the shares of our Company in respect of specified matters are set forth below:

a.	Dividend rights. Dividends are to be paid based upon our financial condition and in accordance with the resolution of the shareholders in a GMS, which will also determine the form of and time of payment of the dividend;
b.	Voting rights. The holder of each voting share is entitled to one vote at a GMS;
c.	Rights to share in our Company’s profits. See “— Dividend rights” above;
d.	Rights to share in any surplus in the event of liquidation. Shareholders are entitled to surplus in the event of liquidation in accordance with their proportion of shareholding, provided the nominal value of the common stock that they hold is fully paid-up;
e.	Redemption provisions. There are no stock redemption provisions in our Articles of Association. However, based on Article 37 of the Indonesian Company Law, we may buy back up to 10% of our issued and outstanding shares;
f.	Reserved fund provisions. We are required to set aside retained earnings in the amount of at least 20% of our issued capital to cover potential losses. If the amount in the reserved fund exceeds 20% of our issued capital, a GMS may authorize us to utilize such excess funds for the purposes of our Company;
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

Any GMS may only be convened upon the issuance of the requisite announcement by us. In addition, the Board of Directors may issue such announcement and convene an EGMS following a written request by the Board of Commissioners or one or more shareholders holding at least 10% of our shares, in the aggregate. The announcement is to be published in at least one newspaper in Indonesia (in Bahasa Indonesia) having general circulation within Indonesia and on the website of our Company (in Bahasa Indonesia and/or other languages as determined by regulations) and the IDX. Such announcement of a GMS is required to be given to shareholders at least 14 days (without counting the notice date and the invitation date) prior to the invitation for the GMS. The invitation for the GMS is also required to be published in the same manner as with the announcement of the notice at least 21 days (without counting the invitation date and the meeting date) prior to the GMS. Unless otherwise specified by law or the Articles of Association, the quorum for AGMS or EGMS requires shareholders representing more than one-half of the total shares with voting rights issued by us and binding resolutions may be passed if approved by more than one-half of the shareholders attending the GMS with valid voting rights. In case the quorum is not reached, then invitation to a second meeting can be made without prior announcement that an invitation to a meeting will be made. Such invitation to the meeting is required to be served at least seven days prior to the second meeting (without counting the invitation date and the meeting date). The second meeting will be valid if attended by shareholders representing at least one-third of the total shares with valid voting rights and may pass binding resolutions if approved by more than one-half of the attended shareholders with valid voting rights. In case the quorum is not reached at the second meeting, a third meeting may be held, at our Company’s request, with the quorum of attendance and voting requirements to be determined by the OJK in accordance with the provisions of the laws.

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

Differences in Corporate Law

The laws of Indonesia applicable to Indonesian limited liability companies differ from the laws applicable to U.S. corporations and their shareholders in certain respects. Set forth below is a summary of certain differences between the provisions of Indonesian laws applicable to us and the comparable provisions of the Delaware General Corporation Law relating to shareholders’ rights and protections.

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

Additional requirements are applicable for mergers or consolidations involving public companies (e.g., OJK Regulation No. 74/POJK/04/2016 on Business Merger or Business Consolidation of Public Companies) and SOE (e.g., Government Regulation No. 43 of 2005 on Merger, Consolidation, Acquisition and Change of the Legal Form of State-Owned Enterprises).

Shareholder’s suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Delaware Law	Indonesian Law

Under the Indonesian Company Law, any shareholder has a right to file a lawsuit with the district court whose jurisdiction covers the domicile of the company if the company’s actions have caused damage to the shareholder on the ground that such actions, undertaken by virtue of a general meeting of shareholders, board of directors’ or board of commissioners’ resolution, were unfair and with no reasonable ground. Such actions must have resulted from resolutions of a general meeting of shareholders, board of directors’ meetings or board of commissioners’ meetings. Additionally, one or more shareholders holding at least 10% of the total number of issued shares with lawful voting rights are entitled to file a lawsuit with the relevant district court on behalf of the company against the board of directors or members of the board of directors and the board of commissioners or members of the board of commissioners, whose fault or negligence caused losses to the company.

Delaware Law	Indonesian Law
Shareholder vote on board and management compensation
Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.

Under the Indonesian Company Law and MSOE Regulation No. 03/MBU/03/2023 on Organs and Humans Resources of State-Owned Enterprises (“MSOE Regulation No. 3/2023”), the salaries and allowances of members of the board of directors are determined by the general meeting of shareholders. Under Indonesian Company Law, the general meeting of shareholders may delegate its authority to approve such salaries and allowances to the board of commissioners.

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

Classified boards are permitted.

A member of the board of directors or board of commissioners is appointed by a general meeting of shareholders for a fixed duration. If the term of office has lapsed, the relevant director or commissioner can be re-appointed at a general meeting of shareholders.

Specifically for public companies, OJK Regulation No. 33 of 2014 on Board of Directors and The Board of Commissioners of Issuers or Public Companies (“OJK Regulation No. 33/2014”) stipulated that directors and commissioners may not be appointed for a term of more than five years. Based on MSOE Regulation No. 3/2023 (specifically for SOE), re-election is permitted, provided that the directors and commissioners have only served one term.

Delaware Law	Indonesian Law
Indemnification of directors and executive management and limitation on liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except that no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

●
any breach of a director’s duty of loyalty to the corporation or its shareholders;
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
●
by the shareholders.

Under the Indonesian Company Law, a member of the board of directors cannot be held liable for the company’s losses if he/she can prove that:

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

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: (i) the duty of care; and (ii) the duty of loyalty.

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

Under the  Indonesian Company Law, the board of directors is responsible for the management of the company and must act in good faith. The board of directors must act in the best interest of the company and in accordance with the company’s purposes and objectives. The board of directors also not allowed to put him/herself in a position that his/her interests conflicts with their duty to the company or stakeholders.

Delaware Law	Indonesian Law
Director action by written consent
The directors of a Delaware corporation may act by written consent only on the basis of a unanimous vote.

Under the Indonesian Company Law, a director may undertake certain legal action upon obtaining approval from general meeting of shareholders. Furthermore, Indonesian Company Law also allows a company’s article of association to grant authority to the board of commissioners to provide approval to the board of directors for certain legal actions.

Shareholder action by written consent

Any action to be taken at any annual or special meeting of stockholders of a Delaware corporation, may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. A Delaware corporation may, however, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.

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

Under the Indonesian Company Law, one or more shareholders holding at least 10% of the total number of issued voting shares, unless the company’s articles of association call for a smaller number of voting shares, are entitled to request that a general meeting of shareholders be convened by the board of directors. If the board of directors fails to convene the general meeting of shareholders, shareholders are entitled to request the board of commissioners to convene a general meeting of shareholders.

If the board of directors or the board of commissioners (as the case may be) fails to convene a general meeting of shareholders as explained above, the shareholders may file an application with the district court having jurisdiction over the domicile of the company to allow them to call and convene a general meeting of shareholders.

Cumulative voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	Under the Indonesian Company Law, cumulative voting is not permitted for the election of directors.
Removal of directors

Delaware Law	Indonesian Law

A director of a Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under the Indonesian Company Law, a director may be dismissed at any time and must be approved by the general meeting of shareholders, provided that the causes for the dismissal are stated. Such a general meeting of shareholders must be attended by the holders of more than one-half of the total number of the company’s issued voting shares, and the decision must be approved by the holders of more than one-half of the total votes validly cast at the meeting.

Delaware Law	Indonesian Law
Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or that owns or owned 15.0% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only) within the past three years.

For Indonesian public companies, affiliated party transaction and conflict of interest transaction rules may apply to transactions between public companies and any of their principal shareholders (where a “principal shareholder” is defined as the owner, directly or indirectly, of at least 20% of the outstanding shares in a public company) or “controlling persons” (pengendali) (defined as persons who (i) own more than 50% of the issued and paid-up shares in a company or (ii) have the ability to determine, directly or indirectly, in whatsoever manner, the management and/or policies of a company).

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

Affiliated party transactions must be, among other things, in compliance with the public company’s internal policy governing related party transactions, disclosed to the public, reported to the relevant authority, and supported by a fairness opinion issued by a registered independent appraiser, unless it is an exempt transaction.

Conflict of Interest Transaction

Delaware Law	Indonesian Law

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

Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

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

Sale of assets
Under Delaware corporate law, a vote of the stockholders is required to approve the sale of assets only when all or substantially all assets are being sold.

Under Indonesian Company Law, shareholder approval must be obtained for the transfer of assets valued at more than 50% of the company’s net assets in one or more transactions, except for transfers made in the ordinary course of business activities.

Delaware Law	Indonesian Law
Variation of rights of shares
A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

The Indonesian Company Law allows companies to issue different classes of shares. Varying rights of existing shares or issuing new classes of shares with different rights requires amending the company’s articles of association. Such amendment must be approved by a general meeting of shareholders.

With regards to public companies, and under OJK Regulation No. 22/POJK.04/2021 on the Use of Share Classifications with Multiple Voting Rights by Issuers with High Innovation and Growth to Undertake Equity-based Public Offerings in the form of Shares, public companies with certain strict requirements (such as utilizing technologies to create innovative products that increase productivity and economic growth as well as having substantial social benefit) may adopt a different class of shares with more than one type of voting right – also known as dual-class shares with multiple voting rights. Such adoption must also be included in the company’s articles of association and approved by a general meeting of shareholders.

Redemption of shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option or at the option of the holders of such stock provided there remains outstanding shares with full voting power. Such stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of such stock.

The Indonesian Company Law stipulates that the redemption of shares applies to shares that have been repurchased by the company or to shares classified as redeemable shares. The Indonesian Company Law imposes a restriction whereby the redemption of repurchased shares shall not cause the company’s net assets to be less than the total amount of issued capital plus statutory reserves that have been set aside.

The redemption of these shares will result in their removal from the paid-up capital, and such shares may be designated as redeemable specifically for cash.

Amendment of governing documents
A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

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

Examination of documents and information pertaining to the company may be requested for the purpose of obtaining data or information if a director’s or a commissioner’s unlawful act is suspected to have caused losses to the company, its shareholders or third parties. An application must be made to the district court having jurisdiction over the domicile of the company. The application requesting the right to examine the company must be made in good faith and based on fair reasoning.

Such application can be made by:

●
one or more shareholders holding at least 10% of the total number of issued voting shares;
●
any other party that, pursuant to prevailing regulations, the company’s articles of association or an agreement with the company, is granted such authority to submit the request for examination; or
●
the State Attorney, for public order purposes.

Payment of dividends

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

out of its surplus; or

in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Shareholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without shareholder approval.

Indonesian Company Law provides that dividends can be paid to shareholders from the company’s cumulative net profits (after deductions for allocation to the reserve fund). If a loss is booked by the company in a preceding fiscal year and cannot be covered by the reserve fund, such loss should be carried forward and in the current fiscal year, the company will still be deemed to be making a loss if this carried over loss cannot be covered by the current fiscal year’s profit. Under such circumstances, the company is not be able to distribute dividends from profits it earned in the current fiscal year.

Before the company pays dividends, the company must reserve its profits until it reaches an amount equal to at least 20% of the company’s subscribed and paid-up capital. This means that if the company already has a compulsory reserve, the rest of the accumulated net profit can be distributed as dividends.

Interim dividends may also be distributed, provided that:

●
the company’s articles of association allow it;
●
the amount of the company’s net profit exceeds the amount of the issued and paid-up capital plus the reserve fund; and

Delaware Law	Indonesian Law
● the distribution of the interim dividends will neither cause the company to be unable to pay its obligations to its creditors, nor disrupt the company’s operations.
Creation and issuance of new shares

All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

Issuance of new shares must be approved by a general meeting of shareholders (with different quorum and voting requirements applicable depending on whether the company seeks to increase its authorized capital or not).

Issuance of new shares in an amount that is still within the company’s authorized capital must be approved by a general meeting of shareholders attended by shareholders representing more than one-half of the total number of issued voting shares in the company, and the decision must be approved by shareholders representing more than one-half of the total votes validly cast at the meeting.

Issuance of new shares in an amount that exceeds the company’s authorized capital must be approved by a general meeting of shareholders attended by shareholders representing at least two-thirds of the total number of issued voting shares. The general meeting of shareholders may adopt valid resolutions with affirmative votes representing at least two-thirds of the total votes validly cast at the meeting (or more than two-thirds for public companies).

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

Anti-takeover measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board of directors the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover

The Indonesian Company Law does not provide for a prohibition on takeovers, but rather emphasizes that the act of acquiring shares or companies must take into account the interests of the public and fair competition, to prevent the possibility of a monopoly that is detrimental to the public.

Delaware Law	Indonesian Law

attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

C.                         MATERIAL CONTRACTS

In 2023, in line with our FMC initiative, we entered into the following contracts with Telkomsel to combine our fixed broadband and mobile broadband services into a single business entity, by transferring a portion of our assets and liabilities allocated to the IndiHome business segment to Telkomsel:

●	Wholesale Agreement between Telkom and Telkomsel dated April 6, 2023 (the “Wholesale Agreement”).
●	Fixed Broadband Core Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023 (the “Fixed Broadband Core TSA”);
●	IT System Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023 (the “IT System TSA”); and
●	Deed of Spin-off of IndiHome Business Segment by Telkom into Telkomsel dated June 27, 2023 (the “Deed of Transfer”).

The Wholesale Agreement sets forth the terms and conditions of Telkom’s provision of infrastructure, devices, professional services, and network capacity to Telkomsel for an initial period of five years commencing on the Effective Date (as defined therein) of the Wholesale Agreement, in respect of Telkomsel’s IndiHome customers. Such services shall include connectivity and transport to deliver fixed broadband and IPTV, voice service, and service level agreement, as described in Article 3 of this Agreement.

The IT System TSA sets forth the terms and conditions of Telkom’s provision of transitional IT system services to Telkomsel for its IndiHome service (fixed broadband, IPTV, and voice) for an initial period of two years commencing on the Effective Date (as defined therein) of the IT System TSA. Such services shall include the IT service (provision of service and platform maintenance, technical operations, support and management, application enhancement/expansion, audit and compliance, system and data migration, and coordination and reporting) and billing and collecting system operation (billing and collection operation support, revenue assurance, and fraud management), as described in Article 3 of this Agreement.

The Fixed Broadband Core TSA sets forth the terms and conditions of Telkom’s provision of transitional fixed broadband core services to Telkomsel for its IndiHome service (fixed broadband, IPTV, and voice) for an initial period of two years commencing on the Effective Date (as defined therein) of the Fixed Broadband Core TSA. Such services shall include the provision of operational equipment and services & deliverables (technical support, supporting tools, and reporting and performance evaluation), as described in Article 3 of this Agreement.

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

D.                         EXCHANGE CONTROLS

Currently, Indonesia has limited foreign exchange controls. The Indonesian Rupiah has been, and in general is, freely convertible. However, in order to maintain the stability of the Indonesian Rupiah and prevent utilization of the Indonesian Rupiah for speculative purposes by non-residents, BI has introduced regulations to restrict  the movement of Indonesian Rupiah from (i) banks within Indonesia to offshore banks or to an offshore branch or office of an Indonesian bank, and (ii) investments denominated in Indonesian Rupiah with foreign parties and/or Indonesian parties domiciled or permanently residing outside Indonesia (without underlying trade or investment reasons), both of which thereby limit offshore trading to existing sources or liquidity. Furthermore, under BI Regulation No. 21/15/PBI/2019 on the Supervision of Foreign Exchange Activities Between Banks and Customers, (“PBI 21/15/PBI/2019”), any outgoing transfer from Indonesia to offshore in foreign currency (non-Rupiah) exceeding US$100,000 or its equivalent by any party through an Indonesian bank (save for transfers of a party’s own bank deposit to its own offshore bank account) must be supported by valid underlying and supporting documentation as prescribed in PBI 21/15/PBI/2019. Such documentation includes copies of import duty (pemberitahuan pabean impor), letters of credit and invoices. The maximum amount of outgoing transfer must not exceed the amount stated in the supporting documentation plus 2.5%. In addition, BI has the authority to request information and data concerning foreign currency activities of all people and legal entities that are either domiciled in Indonesia or who plan to reside in Indonesia for at least one year.

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

Pursuant to Presidential Decree No. 59 of 1972 on the Acceptance of Foreign Credit, as partially revoked by Presidential Regulation No. 86 of 2006 on Granting of Government Guarantees for the Acceleration of the Development of Coal-Powered Power Plants, we are required to obtain approval from the MoF prior to entering into foreign commercial loans, in relation to which MoF may request additional documents from time to time as part of the approval process required before undertaking any foreign commercial loans. We are also required to submit periodic reports to the MoF during the term of such foreign commercial loans. Following the disbanding of the Foreign Commercial Loan Coordination Team (Tim Pinjaman Komersial Luar Negeri), a Government body that reviewed lending from offshore lenders, in 2020, and pending the issuance of the relevant implementing regulations, there is uncertainty as to the MoF’s approval process and how periodic reports on foreign commercial loans will be handled.

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

Indonesian Taxation

The following is a summary of the principal Indonesian tax consequences of the ownership and disposition of common stock or ADSs to a non-resident individual or non-resident entity that holds common stock or ADSs (a “Non-Indonesian Holder”). A “non-resident individual” is a foreign national individual who does not reside in Indonesia and is not physically present in Indonesia for more than 183 days within a 12-month period, or an Indonesian citizen who is residing outside of Indonesia for more than 183 days within a 12-month period and fulfills certain requirements on her or his place of residency, main activities, habitual abode, tax status and/or other requirements, during which period such non-resident individual receives income in respect of the ownership or disposition of common stock or ADSs and a “non-resident entity” is a corporation or a non-corporate body that is established, domiciled or organized under the laws of a jurisdiction other than Indonesia and does not have a fixed place of business or otherwise conducts business or carries out activities through a permanent establishment in Indonesia during an Indonesian tax year in which such non-resident entity receives income in respect of the ownership or disposition of common stock or ADSs. In determining the residency of an individual or entity, consideration will be given to the provisions of any applicable double taxation treaty to which Indonesia is a party.

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

Subject to the promulgation of implementing regulations, the estimated net income received or accrued from the sale of movable assets in Indonesia, which may include common stock not listed on the IDX or ADSs, by a Non-Indonesian Holder (with the exception of the sale of assets under Article 4 paragraph (2) of the Law No. 7 of 1983 on Income Tax, as last amended by Job Creation Law 2023) may be subject to Indonesian withholding tax at the rate of 20%.

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

Stamp Duty

Since January 1, 2021, pursuant to Law No. 10 of 2020 on Stamp Duty (“Law No. 10/2020”), the nominal amount of the Indonesian stamp duty is Rp10,000 for documents concerning civil matters and documents presented as evidence before a court of law. Law No. 10/2020 stipulates the triggering event for each type of document (e.g., for agreements, the stamp duty becomes due and payable upon signing, and for documents relating to securities transactions effected through the stock exchange, the stamp duty becomes due and payable when the documents evidencing the transfer (e.g., the trade confirmation for trading of stocks listed on the IDX) are made (e.g., issued by the broker)). Such stamp duty is payable by the relevant party as set out in the law. For documents relating to listed stock transactions (i.e., trade confirmations), the stamp duty is payable by the recipient of the document (i.e., the purchaser of the securities). For other types of commercial papers (e.g., collective share certificates evidencing ownership of non-listed securities), the stamp duty is payable by the issuer of such commercial paper when the document evidencing ownership of the commercial papers are made by the issuer of the securities.

Certain Material Considerations Regarding U.S. Federal Income Tax

The following is a summary of certain material U.S. federal income tax considerations to U.S. Holders, as defined below, of ADSs or common stock that are held as “capital assets” (generally, property held for investment) under section 1221 of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”). This summary is based upon the Code, its legislative history, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, published rulings and court decisions, as well as the Convention between the Government of the United States and the Government of the Republic of Indonesia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), each as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreements will be performed according to its terms.

This summary does not discuss all aspects of U.S. federal income taxation which may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including, but not limited to, a person who directly, indirectly or constructively owns 10% or more of the stock of the Company measured either by voting power or value, a person who acquires ADSs or common stock pursuant to the exercise of any employee share option or otherwise as compensation, banks and other financial institutions, insurance companies, broker or dealers in securities, a trader in securities who elects to use a mark-to-market method of accounting for its securities holdings, a person that may have been liable for alternative minimum tax, regulated investment companies, real estate investment trusts, S corporations, grantor trusts, partnerships and their partners, individual retirement and other tax-deferred accounts, certain former U.S. citizens or long-term residents, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, investors that will hold ADSs or common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that purchase or sell ADSs or common stock as part of a wash sale, investors subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs or common stock being taken into account in an applicable financial statement, investors who are resident, or who are carrying on a trade, in Indonesia, or investors that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address U.S. federal estate and gift taxes, the U.S. federal Medicare tax on net investment income, or state, local, or non-U.S. tax considerations. Each U.S. Holder is urged to consult such holder’s tax advisor regarding the U.S. federal, state, local and non-U.S. income, and other tax considerations of their investment in the ADSs or common stock.

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

As described in more detail below, based on our Consolidated Financial Statements and relevant market data, we believe that we did not meet the definition of a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes with respect to our 2024 taxable year. In addition, based on our Consolidated Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate we will be a PFIC for any future taxable year. However, our status for the 2024 taxable year and future taxable years will depend on our income and assets (which for this purpose depends in part on the market value of the ADSs or common shares) in those years. See the discussion below under “Passive Foreign Investment Company.”

Prospective purchasers should consult their own tax advisors concerning the U.S. federal, state, local, foreign and other tax consequences of acquiring, owning and disposing of ADSs or common stock, in light of their particular circumstances.

Distributions on the Common Stock or ADSs

Subject to the discussion below under “Passive Foreign Investment Company,” the gross U.S. Dollar amount of any distribution of cash or property (without deduction for any tax withheld), other than certain pro rata distributions of common stock, we make on the common stock or ADSs out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder’s gross income as ordinary dividend income when the distribution is actually or constructively received by such U.S. Holder, or by the depositary in the case of ADSs. Distributions that exceed our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S Holder’s basis in the common stock or ADSs and thereafter as capital gain. However, we do not calculate earnings and profits in accordance with U.S. tax principles. Accordingly, all distributions by us to U.S. Holders will generally be treated as ordinary dividend income. Any dividend will not be eligible for the dividends-received deduction generally granted to U.S. corporations in respect of dividends received from U.S. corporations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of such distribution.

The U.S. Dollar amount of dividends received by certain non-corporate U.S. Holders will generally be taxable at favorable rates as opposed to being taxable at ordinary income rates if the dividends are “qualified dividends.” Dividends paid on ADSs or common stocks will be treated as qualified dividends if (i) certain holding period requirements are met, (ii) either our Company qualifies for the benefits of the Treaty and the Treaty is a qualified treaty for purposes of the “qualified dividend” rules, or the dividends are with respect to ADSs readily tradable on a U.S. securities market, and (iii) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a “passive foreign investment company,” or PFIC. The Treaty has been approved for purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty so long as there is substantial and regular trading in our common stock on the IDX. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the NYSE.

Based on our Consolidated Financial Statements and relevant market data, we believe that we did not meet the definition of a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year. In addition, based on our Consolidated Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate we will be a PFIC for any future taxable year. However, our status for the 2024 taxable year and future taxable years will depend on our income and assets (which for this purpose depends in part on the market value of the ADSs or common shares) in those years. See the discussion below under “Passive Foreign Investment Company.”

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

Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. Subject to certain complex limitations, it is possible that any Indonesian tax withheld from distributions to a U.S. Holder in accordance with the Treaty generally may be deductible or creditable, at such U.S. Holder’s option, in computing such U.S. Holder’s federal income tax liability. However, U.S. Treasury regulations released in January 2022 tightened the standards for determining whether a foreign tax is creditable, and we have not determined whether this Indonesian withholding tax would be creditable under these regulations. Accordingly, U.S. Holders should consult their tax advisors regarding the creditability of this Indonesian tax. If a U.S. Holder elects to claim a deduction, rather than a foreign tax credit, for a particular taxable year, such election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. Holder in the particular year.

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

In the event we are required to withhold Indonesian income tax on dividends paid to U.S. Holders on the ADSs or common stock (see discussion under “Indonesian Taxation”), a U.S. Holder may be able to claim a reduced rate of Indonesian withholding tax if such U.S. Holder is eligible for benefits under the Treaty. Any amount of tax withheld that could have been reduced under the Treaty will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability, even if the tax would otherwise be creditable. U.S. Holders should consult their own tax advisors about the eligibility for reduction of Indonesian withholding tax.

Sale or Other Disposition of ADSs or Common Stock

Subject to the discussion below under “Passive Foreign Investment Company,” upon a sale, exchange or other disposition of the ADSs or common stock, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. Dollar value of the amount realized and the U.S. Holder’s adjusted tax basis, determined in U.S. Dollars, in such ADSs or common stock. Gain or loss recognized upon the sale or other disposition of ADSs or common stock will generally be long-term capital gain or loss if the U.S. Holder’s holding period for such ADSs or common stock exceeds one year. The deductibility of capital losses is subject to limitations.

A U.S. Holder that receives foreign currency from a sale or disposition of ADSs or common stock generally will realize an amount equal to the U.S. Dollar value of the foreign currency determined on (i) the date of receipt of payment in the case of a cash-basis U.S. Holder, and (ii) the date of disposition in the case of an accrual-basis U.S. Holder. If our ADSs or common stock are treated as traded on an “established securities market,” a cash-basis taxpayer or, if it so elects, an accrual-basis taxpayer, will determine the U.S. Dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. Holder will have a tax basis in the foreign currency received equal to the U.S. Dollar amount realized. Any currency exchange gain or loss realized on a subsequent conversion of the foreign currency into U.S. Dollars for a different amount generally will be treated as ordinary income or loss from sources within the United States. However, if such foreign currency is converted into U.S. Dollars on the date received by the U.S. Holder, a cash-basis or electing accrual-basis U.S. Holder should not recognize any gain or loss on such conversion.

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

Passive Foreign Investment Company

The Code provides special, generally adverse, rules regarding certain distributions received by U.S. persons with respect to, and sales, exchanges, and other dispositions, including pledges, of shares of stock of, a PFIC. In general, a foreign corporation is a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries:

•75% or more of its gross income for such year consists of passive income, such as dividends, interest, rents, royalties, and gains from the sale of assets that give rise to passive income; or

•50% or more of the average quarterly value of its gross assets during such year consists of assets that produce, or are held for the production of passive income.

“Passive income” for this purpose includes, for example, dividends, interest, royalties, rents and gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests.

We do not believe we were a PFIC for prior taxable years. Based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the ADSs and common stock, we do not believe that we are a PFIC for our 2024 taxable year, and we do not expect to become a PFIC for future taxable years. This is a factual determination, however, that must be made annually at the end of the taxable year. Therefore, it may be possible that we are classified as a PFIC for our 2025 taxable year or for another future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the ADSs or common stock may cause us to be considered a PFIC in the current or any subsequent year.

If we were a PFIC in any taxable year that a U.S. Holder held the ADSs or common stock, and any entity in which we own or are treated as owning equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), the U.S. Holder will be deemed to own the U.S. Holder’s proportionate share of the Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the following paragraph on (i) certain distributions by the Lower-tier PFIC, and (ii) a disposition of equity interests of the Lower-tier PFIC, in each case as if the U.S. Holder owned its proportionate share of the Lower-tier PFIC directly, even though the U.S. Holder will not receive the proceeds of those distributions or dispositions.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or common stock, gain recognized by a U.S. Holder upon a sale or other disposition (including, under certain circumstances, a pledge) of the ADSs or common stock will be allocated ratably over the U.S. Holder’s holding period for such ADSs or common stock. The amounts allocated to the taxable year of the sale or other disposition and to the years before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as applicable, and an interest charge will be imposed on the resulting tax liability for each relevant taxable year. Further, such U.S. Holder generally would be subject to special rules with respect to “excess distributions” made by us on the ADSs or common stock and with respect to gain from a U.S. Holder’s disposition of the ADSs or common stock. An “excess distribution” generally is defined as the excess of the distributions a U.S. Holder receives with respect to the ADSs or common stock in any taxable year, over 125% of the average annual distributions that such U.S. Holder has received from us during the shorter of the three preceding years, or such U.S. Holder’s holding period for the ADSs or common stock. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the ADSs or common stock ratably over such U.S. Holder’s holding period for the ADSs or common stock. The portion of the excess distribution or gain allocated to a prior taxable year, other than a year prior to the first year in which we became a PFIC, would be taxed at the highest U.S. federal income tax rate on ordinary income in effect for such taxable year, and a U.S. Holder would be subject to an interest charge (at the rate generally applicable to an underpayment of tax) on the resulting tax liability, determined as if the tax liability had been due with respect to such particular taxable year. The portion of the excess distribution or gain that is not allocated to prior taxable years, together with the portion allocated to the years prior to the first year in which we became a PFIC, would be included in a U.S. Holder’s gross income for the taxable years of the excess distribution or disposition and taxed as ordinary income.

If we were a PFIC in any year during a U.S. Holder’s holding period, we would generally continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless the U.S. Holder has made certain elections under the PFIC rules, such as a mark-to-market election or a “qualified electing fund” (“QEF”) election. U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. There is no law, regulation or administrative guidance that provides for a right to make mark-to-market election for equity interests in any Lower-tier PFIC the shares of which are not regularly traded on a qualified exchange. As a result, even if a U.S. Holder makes a mark-to-market election with respect to such U.S. Holder’s ADSs or common stock, such U.S. Holder could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to such U.S. Holder’s indirect interest in any Lower-tier PFIC.

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

If we were regarded as a PFIC, a U.S. Holder of ADSs or common stock generally would be required to file an information return on Internal Revenue Service (“IRS”) Form 8621 for any year in which the U.S. Holder received a direct or indirect distribution with respect to the ADSs or common stock, recognized gain on a direct or indirect disposition of the ADSs or common stock, or made an election with respect to the ADSs or common stock, reporting distributions received and gains realized with respect to the ADSs or common stock. In addition, if we were regarded as a PFIC, a U.S. Holder would be required to file an annual information return (also on IRS Form 8621) relating to the U.S. Holder’s ownership of the ADSs or common stock. This requirement would be in addition to other reporting requirements applicable to ownership in a PFIC.

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

Information With Respect To Foreign Financial Assets

Certain U.S. Holders may be required to file IRS Form 926 reporting the payment of the offer price for our ADSs or common stock to us. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926 with this reporting requirement, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply.

Certain U.S. Holders may be required to report information with respect to such holder’s interest in “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by certain financial institutions, if the aggregate value of all such assets exceeds certain dollar thresholds. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply. U.S. Holders are urged to consult their own tax advisors regarding the foreign financial asset reporting obligations and their possible application to the holding of the ADSs or common stock.

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

F.                         DIVIDENDS AND PAYING AGENTS

Not applicable.

G.                         STATEMENT BY EXPERTS

Not applicable.

H.                         DOCUMENTS ON DISPLAY

Any material which is filed as an exhibit to this annual report on Form 20-F with the U.S. Securities and Exchange Commission is available for inspection at our offices. See also “Item 4B. Information on the Company — History and Development of the Company — Profile of Telkom Indonesia.”

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks that arise from changes in foreign exchange rates and interest rates risk, each of which will have an impact on us. Generally, we do not hedge our long-term liabilities in foreign currencies but hedge our obligation for the current year. As of December 31, 2024, assets in foreign currencies represented 565.93% of our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed-rate assets. Our exposure to such market risks fluctuated during 2022, 2023 and 2024 as the Indonesian economy was affected by changes in the U.S. Dollar to Indonesian Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2025 or thereafter.

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

Information on such sensitivity analysis showing the impact on our equity and profit/(loss) of hypothetical variations of the U.S. Dollar and the Japanese Yen against the Rupiah as of December 31, 2024 can be found in Note 34b (i) of our Consolidated Financial Statements. As of December 31, 2024, we estimate that 1% appreciation of the U.S. Dollars against the Rupiah and 5% appreciation of the Japanese Yen against the Rupiah would cause Rp137 billion profit (compared to Rp91 billion profit as of December 31, 2023) and Rp0 billion loss (compared to Rp4 billion loss as of December 31, 2023), respectively. Further, as of December 31, 2024, we estimate that 1% depreciation of the U.S. Dollar against the Rupiah and 5% depreciation of the Japanese Yen against the Rupiah would cause Rp137 billion loss and Rp0 billion profit, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

The below table shows a break down by main categories of financial assets and financial liabilities of our exposure to foreign currency risk as of December 31, 2024:

Foreign Exchange Risk	Outstanding Balance
	as of December 31, 2024		Expected Maturity Date
	Foreign	Rp							Fair
	Currency	Equivalent	2025	2026	2027	2028	2029	Thereafter	Value
	(million)	(Rp billion)	(Rp billion)
ASSETS
Cash and Cash Equivalents
U.S. Dollar	476	7.655	7.655	—	—	—	—	—	7.655
Japanese Yen	6	1	1	—	—	—	—	—	1
Others(1)	13	229	229	—	—	—	—	—	229
Other Current Financial Assets
U.S. Dollar	18	295	295	—	—	—	—	—	295
Others(1)	0	—	—	—	—	—	—	—	-
Trade Receivables
Related Parties
U.S. Dollar	0	3	3	—	—	—	—	—	3
Others(1)	0	0	0	—	—	—	—	—	0
Third Parties
U.S. Dollar	135	2.169	2.169	—	—	—	—	—	2.169
Others(1)	19	310	310	—	—	—	—	—	310
Contract Assets
U.S. Dollar	3	45	45	—	—	—	—	—	45
Others(1)	—	—	—	—	—	—	—	—	—
Other Receivables
U.S. Dollar	1	18	18	—	—	—	—	—	18
Others(1)	—	—	—	—	—	—	—	—	—
Other Current Assets
U.S. Dollar	2	33	33	—	—	—	—	—	33
Others(1)	0	5	5	—	—	—	—	—	5
Long-term Investment in Financial Instruments
U.S. Dollar	389	6.266	6.266	—	—	—	—	—	6.266
Japanese Yen	—	—	—	—	—	—	—	—	—
Others(1)	12	198	198	—	—	—	—	—	198
Other Non-current Assets
U.S. Dollar	0	7	7	—	—	—	—	—	7
Others(1)	3	46	46	—	—	—	—	—	46
LIABILITIES
Trade Payables
Related Parties
U.S. Dollar	0	0	0	—	—	—	—	—	0
Others(1)	—	—	—	—	—	—	—	—	—
Third Parties
U.S. Dollar	127	2.051	2.051	—	—	—	—	—	2.051
Japanese Yen	18	2	2	—	—	—	—	—	2
Others(1)	3	66	66	—	—	—	—	—	66
Other Payables
U.S. Dollar	4	61	61	—	—	—	—	—	61
Others(1)	8	9	9	—	—	—	—	—	9
Accrued Expenses
U.S. Dollar	14	224	224	—	—	—	—	—	224
Japanese Yen	—	—	—	—	—	—	—	—	—
Others(1)	2	30	30	—	—	—	—	—	30

Foreign Exchange Risk	Outstanding Balance
	as of December 31, 2024		Expected Maturity Date
	Foreign	Rp							Fair
	Currency	Equivalent	2025	2026	2027	2028	2029	Thereafter	Value
	(million)	(Rp billion)	(Rp billion)
Advances from Customers
U.S. Dollar	3	44	44	—	—	—	—	—	44
Others(1)	0	3	3	—	—	—	—	—	3
Short-term Bank Loans
U.S. Dollar	—	—	—	—	—	—	—	—	—
Current Maturities of Long-term Liabilities
U.S. Dollar	9	150	150	—	—	—	—	—	150
Japanese Yen	—	—	—	—	—	—	—	—	—
Others(1)	0	5	5	—	—	—	—	—	5
Other Liabilities
U.S. Dollar	0	1	1	—	—	—	—	—	1
Others(1)	0	1	1	—	—	—	—	—	1
Long-term Liabilities(2)
U.S. Dollar	25	397	—	52	109	183	53	—	397
Japanese Yen	—	—	—	—	—	—	—	—	—
Others(1)	1	25	—	—	—	—	—	—	25

Notes:

(1)	Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollar equivalents using the Reuters bid and offer rates prevailing at the end of the reporting period.
(2)	Long-term liabilities for the purpose of this table consist of loans denominated in foreign currencies from long-term bank loans.

Interest Rate Risk

Our exposure to interest rate fluctuations results primarily from changes to the floating rate applied for long-term debt. Borrowings at variable interest rates expose our Company and our subsidiaries to interest rate risk. In order to reduce our exposure to interest rate fluctuations, we aim to balance the share of our fixed-rate loans and floating-rate loans in our bank borrowings. We try to achieve this where there are opportunities to increase the share of fixed-rate loans in our overall loan portfolio in light of prevailing interest rates available in the market at any given time and based on market and our expectations as to future floating and fixed interest rates. As of December 31, 2024, approximately 37.4% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans. To measure market risk fluctuations in interest rates, our Company and our subsidiaries primarily use the interest margin and maturity profile of the financial assets and liabilities based on the changing schedule of the interest rate.

In this Form 20-F, we chose to provide investors with the results of a sensitivity analysis related to our interest rate risk sensitive instruments as opposed to the tabular presentation of information related to interest rate risk sensitive instruments, we disclosed in previous annual reports on Form 20-F. We believe such presentation, together with comparable information for the fiscal year ended December 31, 2024, makes it easier to understand the impact of variations in interest rates on our Company’s financial performance and financial position as we use selected hypothetical changes in interest rates to illustrate such impact. We also believe this type of sensitivity analysis provides useful information and is widely used by investors for measuring the impact of such variations on interest rate risk sensitive instruments held by issuers.

As of December 31, 2024, we estimate that a decrease by 25 basis points in the interest rates of our variable rate borrowings would have increased our equity and profit or loss by Rp72 billion (compared with a Rp74 billion increase as of December 31, 2023); a similar increase by 25 basis points in the interest rates of our variable rate borrowings would have decreased our equity and profit or loss by Rp72 billion (compared with a Rp74 billion decrease as of December 31, 2023). The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

Credit Risk

Credit risk is the potential financial loss resulting from the failure of a customer or counterparty to meet its financial obligations to us as required under the terms of the contract. Credit risk mainly arises from cash, cash equivalents, and trade and other receivables from the sales of products and services. Our management has a credit policy in place to monitor credit risk on an ongoing basis, including the continuous monitoring of outstanding balances and collection trends.

We place most of our cash and cash equivalents in Indonesian state-owned banks, which have the most extensive branch networks and are considered financially stable because they are owned by the Government. This approach minimizes the risk of financial losses if a bank or financial institution fails to make payments.

As of December 31, 2024, trade and other receivables increased by Rp1,881 billion or 17.2%, from Rp10,948 billion as of December 31, 2023, to Rp12,829 billion as of December 31, 2024, driven by increases in trade receivables from related parties (Rp648 billion), third parties (Rp878 billion), and other receivables (Rp355 billion).

There were no significant concentrations of credit risk, as no single customer receivable balance accounted for more than 5.76% of total trade receivables as of December 31, 2024 (compared to 3.53% as of December 31, 2023). We actively manage customer credit risk by continuously monitoring outstanding balances and collection patterns, ensuring that trade and other receivables do not reflect major concentrations of risk. Our assessment of customer receivables is ongoing and incorporates both historical data and current monitoring, with regular updates to our expected credit loss provisions as warranted. As of the date hereof, management remains confident in its ability to sustain minimal exposure to customer credit risk, and has recognized sufficient provisions for impairment of receivables to cover potential losses from uncollectible accounts, based on historical data on credit losses.

As of December 31, 2024, we believe the provisions for impairment of receivables are adequate to cover potential losses from uncollectible accounts. For further details on our credit risk exposure and financial assets as of December 31, 2024, please refer to Notes 6, 7 and 34b(iv) of our Consolidated Financial Statements. See also "Item 5B. Liquidity and Capital Resources — Current Assets."

Financial Risk

We classify our financial assets as of amortized cost, at Fair Value through Profit or Loss (“FVTPL”) and Fair Value through Other Comprehensive Income (“FVTOCI”). We are exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains arising from changes in the fair value of financial assets measured at FVTPL are recognized in our consolidated statements of profit or loss and other comprehensive income. We periodically monitor the performance of our financial assets measured at FVTPL, and we regularly assess their relevance to our long-term strategic plans.

As of December 31, 2024, our management considered the price risk for our financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

Liquidity Risk

Liquidity risk arises in situations where we experience difficulties in fulfilling our financial obligations when they become due. Prudent liquidity risk management implies maintaining sufficient cash in order to meet our financial obligations. We regularly monitor our financial position ratios, such as liquidity ratios and debt-to-equity ratios, and our ability to comply with applicable covenants in our financial agreements. For additional information on our exposure to liquidity risk, please refer to Note 34b.v to our Consolidated Financial Statements.

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

Deposit, Withdrawal and Cancellation

Shares or evidence of the right to receive shares may be deposited by delivery to the custodian, accompanied by the required documentation and certification and, if the Depositary requires, together with a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order, an ADR or ADRs for the number of ADS representing such deposit. The deposited securities, which shall consist of the deposited shares and any and all other securities, property and cash deposited with the Depositary, or the custodian (the “Deposited Securities”) shall be held by the Depositary or by a custodian for the account and to the order of the Depositary or at such other place or places as the Depositary shall determine.

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

Holders of ADRs may surrender their ADRs at the Depositary’s corporate trust office. Upon such surrender and the payment of applicable fees, taxes and charges, the Depositary shall deliver to such holders or upon their order the amount of Deposited Securities at the time represented by the ADS evidenced by the ADR. Delivery of such Deposited Securities may be made by the delivery of (a) certificates in the name of such person in whose name an ADR is registered (an “ADR Holder”) or as ordered by him or certificates properly endorsed or accompanied by proper instruments of transfer to such owner or as ordered by him and (b) any other securities, property, and cash to which such owner is then entitled in respect of such ADRs. The Deposited Securities are to be delivered at the corporate trust office of the Depositary, if feasible.

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

Voting Rights

Upon receipt of notice of any meeting of shareholders or other Deposited Securities, the Depositary shall provide ADR Holders with a notice of such meeting. Such notice shall contain the same information as is contained in such notice of meeting and a statement that the ADR Holders as of the close of business on a specified record date will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of shares represented by their respective ADSs and a statement as to the manner in which such instructions may be given. Upon the ADR Holder’s request on such record date, received on or before the date specified by the Depositary, the Depositary shall endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by the ADS evidenced by such ADR in accordance with the ADR Holder’s instructions.

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

Dividends and Other Distributions

An ADR Holder generally has the right to receive the distributions we make on the Deposited Securities. Such ADR Holder’s receipt of these distributions may be limited, however, by practical considerations and legal limitations. ADR Holders will receive such distributions under the terms of the Deposit Agreement in proportion to the number of ADSs held as of a specified record date, after deduction the applicable fees, taxes, and expenses.

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

Depositary Payments

In addition to the Deposit Agreement we entered into with the Depositary on November 21, 1995, we entered into a new agreement with the Depositary on April 10, 2024 pursuant to which the Depositary agreed to reimburse us up to US$850,000 in each of the subsequent seven years for certain expenses we incur in relation to the administration and maintenance of the ADS facility, including, but not limited to, investor relations expenses, legal fees and disbursements and other ADS program-related expenses. The reimbursement will be adjusted if the Depositary’s collection of dividend fees and the number of ADSs outstanding falls below a stipulated minimum.

The Depositary did not waive, or pay directly to third parties on our behalf, any expenses relating to the year ended December 31, 2024.

Payment of Taxes

ADR Holders are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities represented by any of their ADSs. The Depositary may refuse to register any transfer of the ADR Holders’ ADRs or allow such ADR Holders to withdraw the Deposited Securities represented by their respective ADRs until such taxes or other charges are paid and may withhold any dividends or other distributions. It may apply payments owed to the ADR Holders or sell Deposited Securities represented by such ADR Holders’ ADRs to pay any taxes owed and such ADR Holders will remain liable for any deficiency.

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

Neither we nor the Depositary shall be liable for any of our or the Depositary’s action or non-action in reliance on the advice or information from legal counsel, accountants, any person presenting shares for deposit, any ADR Holder, or any other person we or the Depositary believed in good faith to be competent to give such advice or information.

PART II

ITEM 13.            DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages or delinquencies to which this Item applies.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.                         DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer (“CEO”) and chief financial officer (“CFO”), has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule

13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of December 31, 2024, as required by Rule 13a-15(b) under the Exchange Act.

Our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective. Controls and procedures conducted by our management include controls and procedures that are designed to help establish that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance of achieving the desired objectives of the control system.

B.                         MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and executed by the Board of Directors, management and other personnel. This system provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB.

Our internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail,  accurately and fairly reflect our Company's transactions and asset dispositions of the assets of our Company, in reasonable detail; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB; (iii) provide reasonable assurance that receipts and expenditures occur only with proper authorization from our management and Board of Directors; and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on the Consolidated Financial Statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Future projections of any evaluation of effectiveness are subject to the risk that controls may become inadequate due to changing conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (2013 framework). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024

C.                         ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

KAP Purwantono, Sungkoro & Surja, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in their report included in the Consolidated Financial Statements.

D.                         CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes in our internal control over financial reporting during the most recently completed fiscal year that would materially affect, or are reasonably likely to materially affect, our internal control over financial reporting.

We remain committed to continual improvements in internal control processes and will continue to review and monitor our control over financial reporting and its procedures in order to ensure compliance with the requirements of the Sarbanes-Oxley Act of 2002 and related regulations as stipulated by COSO. We will also continue to dedicate significant resources from time to time to improve our internal control over financial reporting.

ITEM 16.         [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2024, the Board of Commissioners determined that Mr. Emmanuel Bambang Suyitno and Mr. Edy Sihotang, members of the Audit Committee, each qualify as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F and as an “independent” member in accordance with the provisions of Rule 10A-3 under the Exchange Act.

Mr. Suyitno has been a member of our Audit Committee since September 1, 2020. Previously Mr. Suyitno served as a member of the Corporate Secretary Division of PT PP Presisi Tbk (2017-2020), Senior Vice President – Head of Investor Relations, Corporate Finance, MIS & Audit of Lucky Group of Indonesia (2016-2017), and as an Audit Committee Member of PT Danareksa (Persero) (2014-2016). Mr. Suyitno is a Chartered Accountant and Indonesia Registered Accountant by the Ministry of Finance of the Republic of Indonesia. He also holds a Certification in Audit Committee Practices (CACP).

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

ITEM 16B.         CODE OF ETHICS

In compliance with Section 406 of the Sarbanes-Oxley Act of 2002, our code of ethics applies equally to our Commissioners, our President Director, and our Director of Finance (positions equivalent to Chief Executive Officer and Chief Financial Officer, respectively), Directors and other key officers as well as all of our employees. You may view our code of ethics on our website at www.telkom.co.id/sites/about-us/en_US/page/code-of-ethics-and-corporate-culture-80. Amendments to or waivers from the code of ethics will be posted on our website as well. Information contained on that website is not a part of this annual report on Form 20-F. Copies of our code of ethics may also be obtained at no charge by writing to our Investor Relations Unit at Telkom Landmark Tower, 51st Floor, Jl. Gatot Subroto No. 52, Jakarta 12710, Indonesia.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

In line with existing procedures and taking into consideration the independence and qualifications of independent auditors, at our AGMS on May 3, 2024, we appointed KAP Purwantono, Sungkoro & Surja, a registered KAP with the OJK, to perform the audit on our Consolidated Financial Statements for the year ended December 31, 2024, and on the effectiveness of internal control over financial reporting as of December 31, 2024. The fee for the audit and other service, for the fiscal year ended December 31, 2024 was agreed at Rp83,727 billion.

KAP Purwantono, Sungkoro & Surja has been our public accountant since 2012.

KAP Purwantono, Sungkoro & Surja is also assigned to perform an audit of funds utilization of the Micro and Small Business Program (Pendanaan Usaha Mikro dan Usaha Kecil) for the fiscal year ended December 31, 2024.

Fees and Services of the External Auditor

The following table summarizes the fees for audit and other services in 2022, 2023 and 2024:

	For Years Ended on December 31,
	2022	2023	2024
	(Rp million)	(Rp million)	(Rp million)
Audit Fee	59,700	68,969	79,003
All Other Fees	5,440	3,964	4,724

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

The NYSE listing standards, as required by Rule 10A-3(c)(3) of the Exchange Act require foreign private issuers whose shares are listed on the NYSE to have an audit committee comprised of independent directors. However, such foreign private issuers may be exempted from the independence requirement if: (i) the home country government or stock exchange requires our Company to have an audit committee, (ii) the audit committee is separate from the board of directors and includes non-board members as in our case, members from the Board of Commissioners, (iii) the audit committee members are not selected by our management and no executive officer of our Company is a member of the audit committee, (iv) the home country government or stock exchange requires the audit committee to be independent of our Company’s management, and (v) the audit committee is responsible for the appointment, retention and oversight of the work of external auditors. We avail ourselves of this exemption and document this on our Section 303A Annual Written Affirmations submitted to the NYSE. However, unlike the NYSE listing standards requirements, according to the current regulations relating to audit committees in Indonesia, our Audit Committee does not have direct responsibility for the appointment, compensation, and retention of an external auditor. Our Audit Committee may only recommend the appointment of an external auditor to the Board of Commissioners and the Board of Commissioner’s decision must have the approval of the shareholders.

Our Audit Committee has five members: three Independent Commissioners and two external independent members who are not affiliated with our Company.

All members of our Audit Committee are independent directors as required by Rule 10A-3 of the Exchange Act. We rely on the general exemption under Rule 10A-3(c)(3) regarding the composition of our Audit Committee. As of the date hereof, we believe that our reliance on this exemption does not materially and adversely affect the ability of our Audit Committee to act independently.

Further, we believe that the intent of the provision which requires each member of an audit committee to be an independent director is to ensure that the audit committee is independent from influence by our management and provides a forum separate from management in which auditors and other interested parties can candidly discuss concerns. The OJK Audit Committee Regulation requires each member of an audit committee to be either an independent commissioner or external independent member. Such external independent members are, by principle, independent not only of management but also of the Board of Commissioners, the Board of Directors and our Company as a whole. As of the date hereof, we therefore believe that the standard established by the OJK Audit Committee Regulation is equally effective in ensuring the ability of an audit committee to act independently.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.         CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.         CORPORATE GOVERNANCE

As a company established in Indonesia listed on the NYSE, we are subject to the U.S. corporate governance rules to the extent that these rules are applicable to foreign private issuers. The following is a summary of significant differences between the corporate governance practices followed by Indonesian companies and the corporate governance standards required by NYSE listing standards for non-foreign private issuers (e.g., domestic United States issuers).

A.                         OVERVIEW OF INDONESIAN LAW

Indonesian public companies are required to observe and comply with certain good corporate governance practices. The requirements and the standards for good corporate governance practices for public companies in Indonesia are embodied in the following regulations: the Indonesian Company Law; the Indonesian Capital Market Law (as amended by Law No. 4 of 2023 on Development and Strengthening of the Financial Sector); the Indonesian Law on SOEs; MSOE Regulation No. PER-02/MBU/03/2023 on Corporate Governance Guidelines and Significant Corporate Activities of State-Owned Enterprises; OJK regulations; and IDX rules. In addition to the above, the articles of association of public companies in Indonesia incorporate provisions directing the implementation of good corporate governance practices.

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

On November 30, 2004, the National Committee on Governance Policy (Komite Nasional Kebijakan Governansi or “KNKG”) was established pursuant to the Decree of the Coordinating Minister of Economic Affairs No. KEP.49/M.EKONOM/1/2004 (“KEP No. 49”), which was formed to revitalize the former National Committee on Good Corporate Governance established in 1999. The KNKG aims to enhance the comprehension and implementation of good governance policies in Indonesia and advises the Government on governance issues, both in public and corporate sectors. KEP No. 49 was last amended and revoked by the Decree of the Coordinating Minister for Economic Affairs No. 117 of 2016. Pursuant to Decree of the Coordinating Minister of Economic Affairs No. 44 of 2021 of the KNKG, the KNKG will have, among other things, a new organizational structure, and new duties (such as monitoring and evaluating the implementation of good governance policies relating to the new licensing policy introduced by the Job Creation Law 2023).

The KNKG formulated the General Guideline for Indonesian Corporate Governance (PUGKI) 2021 Code for Indonesian Corporate Governance 2021 (the Pedoman Umum Governansi Korporat Indonesia or “PUGKI”) which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent commissioners and nomination and remuneration committees by the board of commissioners, as well as increasing the scope of disclosure obligations for Indonesian companies. Although the KNKG recommended that the GCG Code be adopted by the Government as a basis for legal reform, as of the date of this annual report on Form 20-F, the Government has not enacted regulations that fully implement the provisions of the GCG Code.

B.                         COMPOSITION OF THE BOARD OF DIRECTORS AND BOARD OF COMMISSIONERS; INDEPENDENCE

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

OJK Regulation No. 33/2014 mandates that the board of directors of a public company must consist of at least two members, one of whom serves as the president director. Similarly, the regulation requires the board of commissioners to have at least two members, with one designated as the president commissioner. Additionally, if the board of commissioners has more than two members, at least 30% of the commissioners must be independent commissioners.

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

C.                         COMMITTEES AND MEETINGS OF NON-EXECUTIVE DIRECTORS

See also “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

In addition to detailed information on our audit committee disclosed in “Item 16D. Exemptions from the Listing Standards for Audit Committees”, the NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies have a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate governance committee must develop and recommend to the board of directors as set of corporate governance principles. In Indonesia, OJK Regulation No. 34/POJK.04/2014 on Nomination and Remuneration Committee for Issuer or Public Company (“OJK Regulation No. 34/2014”) requires public companies to have nomination and remuneration function that must be undertaken by the board of commissioners or may be formed a committee. The nomination and remuneration committee consists of at least three members, that are one independent commissioner acting as the chairperson and other members may be member of the company’s board of commissioner, person from outside the company, provided that the person meets some required conditions. Our board of commissioners have formed a Nomination and Remuneration Committee that performs the duties of a compensation committee. See also“Item 6. Directors, Senior Management and Employees — B. Compensation” and “Item 6. Directors, Senior Management and Employees — C. Board Practices — Nomination and Remuneration Committee.” Our Board of Commissioners  regularly reviews our corporate governance policies and practices, and assesses whether our corporate governance program is properly applied and maintained in accordance with the applicable regulations. See also “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

NYSE listing standards also require that non-executive directors, including those who are not independent, meet on a regular basis without the executive directors. In addition, if the group of non-executive directors includes directors who are not independent, independent directors should meet separately at least once a year. Indonesian law does not include such requirements. All of our directors attend our Board of Directors’ meetings; however, no separate meeting is held among non-executive directors. NYSE listing standards applicable to non-foreign private issuers listed on the NYSE also require companies to establish means for stockholders, employees and other interested parties to communicate with non-management directors. Indonesian law does not have similar requirements. We have, however, established channels of communication with employees and encourage them to communicate directly with management, directors or commissioners to share their opinions about the management, financial conditions and other significant decisions of our Company concerning employee safety, welfare and other corporate initiatives. We have also implemented a whistleblowing channel (Telkom Integrity Line) which our audit committee oversees. This channel is established to receive, review, and follow up on complaints from stakeholders while maintaining the confidentiality of the whistleblower. The whistleblowing system addresses various types of violations, including misconduct by the Board of Commissioners, Board Committees, Directors, Management, and employees, such as dishonesty, conflicts of interest, and the provision of misleading information that could harm our Company’s reputation or operations. In addition to the Telkom Integrity Line, we have implemented several communication channels in accordance with NYSE listing standards. These include regular roadshows to regional offices by the directors and periodic town hall meetings to allow employees to directly share their concerns with management. We also hold feedback sessions and appoint dedicated liaisons to help establish that stakeholder communications are addressed effectively.

D.                         DISCLOSURE REGARDING CORPORATE GOVERNANCE

The NYSE listing standards require United States companies to adopt, and post on their websites, a set of corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, and an annual performance evaluation itself. In addition, the CEO of a United States company must certify to the NYSE annually that he or she is not aware of any violations by the company of the NYSE’s corporate governance listing standards. The certification must be disclosed in our annual report to shareholders. Indonesian law does not have disclosure requirements similar to NYSE’s corporate governance listing standards. However, the Indonesian Capital Markets Law generally requires Indonesian public companies to disclose certain types of information to shareholders, and to the OJK and the IDX, e.g., information relating to changes in the public company’s shareholdings and material information or facts that may affect the decision of shareholders to maintain their share ownership in the public company or investment decision of potential third-party investors.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the New York Stock Exchange and the Indonesia Stock Exchange applicable to us. Our insider trading policy is filed as Exhibit 11 to this annual report on Form 20-F.

ITEM 16K. CYBERSECURITY

We endeavor to create a cybersecurity framework through continuous monitoring, regular assessments, a skilled workforce, and a dedicated governance structure for data protection and cybersecurity operations.

Regular Monitoring and Audits

At the Board of Directors level, the responsibility for cybersecurity falls to the Director of Network and IT Solutions. Vice President (VP) of Network/IT Strategy, Technology & Architecture is responsible for Group’s overall cybersecurity strategy and governance, while our Operational Vice President (OVP) of Cyber Security is responsible for managing the day-to-day operation of Telkom’s Cyber Security Operation. Both reports directly to the Director of Network

& IT Solutions.  Our Cyber Security Operation Center operates 24/7 to address cybersecurity threats and collaborates with related units to protect sensitive data. Its responsibilities include monitoring and responding to security threats and incidents, analyzing and investigating security events, conducting forensics, performing security testing and vulnerability management, and managing security threat intelligence.

Since 2022, the Telkom Group Cyber Security Squad was initiated to support cross-entity collaboration on cybersecurity. In 2024, this function was formalized as the Telkom Group Cyber Security Committee, which includes representatives from all Telkom Directorates and cybersecurity representatives from our subsidiaries. The Committee’s Management is led by the Director of Network & IT Solutions, with the VP of Network/IT Strategy, Technology & Architecture serving as Working Level Coordinator. The Committee oversees the Group’s cybersecurity governance, providing strategic direction, as well as cybersecurity related risks.

Cybersecurity risks are incorporated into our overall risk profile and our risk management team is responsible for managing these risks. Our risk management team, together with the management of each unit throughout our Group, ensures that risk assessment is carried out, establishes and executes our Risk Treatment Plan, implements controls, monitors and reviews the effectiveness of our information security system operations, and documents the results.  We conduct risk assessments at least once a year, according to rules set out in our Risk Assessment Policy Standards. We also conduct internal and external audits periodically or at least once a year. Discrepancies between implementation and policy identified in the operational process and audit results are followed up with evaluations and necessary corrective steps, which are fully documented. For oversight purposes, our risk management team provides a quarterly report on our risk profile to the Planning and Risk Evaluation and Monitoring Committee, which is part of our Board of Commissioners.

Incident Management

Our Computer Security Incident Response Team (“CSIRT”) manages and responds to cybersecurity incidents. Our CSIRT is part of the Group’s Crisis Management Team (CMT), which is responsible for preparing for and responding to potential emergencies and crises that could impact our organization. The CSIRT is responsible for managing crises related to cybersecurity.

·	Composition: The CSIRT consists of designated personnel with specific roles and responsibilities related to cybersecurity incident management, such as the Coordinator and the Secretary, and multiple specific fields within it, such as Legal, Communications & Public Relations, IT & Infrastructure, among others. These designees each have designated tasks such as coordinating incident response activities, monitoring cybersecurity incident activities, supporting data management and reporting, undergoing post-incident evaluations, and ensuring all actions adhere to specific procedural and security response guidelines;
·	Procedure and coordination: The CSIRT coordinates with various departments and stakeholders within our Group to ensure a comprehensive and timely response to cybersecurity incidents, such as by allowing coordinators and other key personnel to appoint appropriate deputies for daily operations or during incident handling. This enables inter-unit and even inter-subsidiary coordination for rapid incident response. If an incident suggests potential failures in data privacy, the cybersecurity team promptly coordinates with the Data Protection Team to ensure appropriate actions are taken. In such cases, our Data Privacy Policies are applied to address the incident, ensure compliance with data protection regulations, and mitigate related risks.
·	Reporting: The CSIRT is responsible for reporting cybersecurity incidents to the relevant authorities, our management, and affected parties, as per our incident response plan, to ensure compliance with applicable regulatory requirements.

Policies and Procedures

We implement several policies and procedures designed to protect confidential information and personal data, as part of a comprehensive approach to maintaining confidentiality and preventing unauthorized access or disclosure. These policies and procedures include:

·	Encryption technology: Such policies specify the design and implementation of adequate encryption technology to secure the transmission of information according to our needs, thus ensuring that sensitive data remains confidential during communication processes. With respect to encryption, we have implemented policies regarding the management of cryptography and security of physical environments that span both digital and physical domains of information security.
·	Access control management: We have established Access Control Management standards governing physical access management, remote access management, user access management, and controls over system and application access. These standards include obligations not to share user access information (including passwords) with others and to report unauthorized use of access credentials. We adopt a structured approach to restrict and monitor who has access to specific pieces of information, thereby limiting the risk of unauthorized disclosure. Furthermore, we conduct regular review and revision of our Access Control Management standards. These reviews ensure that our access control mechanisms remain effective and in line with evolving security landscapes.
·	Confidentiality agreements: Generally, we require written permission from the relevant business unit before copying or distributing sensitive data. Additionally, our confidentiality measures extend to controlling how information is shared, both internally and externally, and ensuring that sensitive data is only used for legitimate business purposes.
·	Monitoring and reporting: Our information security policies include provisions for regular reviews of security procedures and control, as well as the effectiveness of information security control measures. These reviews are documented and evaluated to identify areas for improvement.
·	Segregation of duties: Our emphasis on ensuring segregation of duties to prevent misuse of excessive privilege and information is also a critical measure for safeguarding the confidentiality and integrity of sensitive data. By requiring multiple checks or approvals for critical actions, we aim to reduce the risk of unauthorized access or disclosures.
·	Incident response: Our information security policies include requirements for regular reviews of information security incidents and the effectiveness of its response. We also require immediate reporting in cases where sensitive data is damaged, lost, or stolen, so that we can quickly identify and mitigate any breaches of confidentiality.

Furthermore, we implement and regularly update our cybersecurity policies to align with evolving needs and industry standards and regulations. These updates incorporate changes and improvements in information security management to ensure that our practices remain effective and relevant. In order to keep our information security standards current and effective, we endeavor to adhere to international standards such as ISO/IEC 27001:2013, which are globally recognized frameworks for information security. We attained these certifications on April 12, 2022. In addition, with respect to application development, we consider the OWASP Secure Coding Practices Checklist, which provides guidance on best practices in coding to enhance application security. This checklist specifically helps developers avoid common coding pitfalls that could lead to security vulnerabilities. We also conduct vulnerability and penetration tests on the applications to ensure compliance with our cybersecurity standards.

Overall, our policies and procedures collectively form a framework aimed at preserving the confidentiality of sensitive information and preventing unauthorized disclosure through technical, administrative, and procedural safeguards.

Employees and Third Parties

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

To effectively address potential cybersecurity threats stemming from our engagement with third-party service providers, we carefully identify and assess cybersecurity risks inherent to such engagement on a case-by-case basis. Following such identification of risks and assessment, we may include specific agreements, covenants and representations in our contracts with such third-party service providers to require compliance with cybersecurity standards we deem appropriate.

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

We also have a procedure in place for enforcing discipline regarding any violations of our information security regulations, which includes coordination among relevant units, such as the Human Capital Management Unit and Cyber Security Unit.

As of the date hereof, we have 142 employees with various globally recognized professional certification of information security/cybersecurity and related certifications, such as the following:

●	Certified Information Systems Security Professional (CISSP): Offered by the International Information System Security Certification Consortium, CISSP validates an IT security professional's technical skills and experience in designing, engineering, and managing the overall security posture of an organization;
●	Offensive Security Certified Professional (OSCP): OSCP is a technical certification focused on practical penetration testing skills and methodologies. Provided by Offensive Security, it prepares professionals to conduct ethical hacking in a variety of scenarios and environments;
●	Certified Ethical Hacker (CEH): Offered by the International Council of Electronic Commerce Consultants (EC-Council), this certifies individuals in the field of ethical hacking by demonstrating expertise in identifying vulnerabilities from a cybersecurity perspective in a vendor neutral environment;
●	CompTIA Security+: Offered by the Computing Technology Industry Association (CompTIA), this is a global certification that validates essential skills and knowledge for entry-level IT security professionals to secure networks, manage threats, and implement best security practices;
●	CompTIA Cybersecurity Analyst (CySA+): Offered by CompTIA, this is a certification that prepares IT security analysts to use behavioral analytics to detect, combat, and prevent cybersecurity threats through continuous monitoring and analysis;
●	Certified Information Security Manager (CISM): Offered by ISACA, this certification equips professionals with the knowledge to manage and oversee an organization’s information security program and align it with business objectives;
●	Certified Information Systems Auditor (CISA): Offered by ISACA, CISA validates an IT security professional's auditing, control, and assurance of information systems;
●	Cisco Certified CyberOps Associate (COP): Offered by CISCO, this certification validates foundational knowledge and skills in cybersecurity operations, including threat analysis, security monitoring, and incident response within a Security Operations Center (SOC);
●	Computer Hacking Forensic Investigator (CHFI): Offered by EC Council, this certification validates the knowledge and skills to perform effective digital forensics investigations, particularly in the context of computer hacking incidents;
●	Certificate of Cloud Security Knowledge (CCSK): Offered by Cloud Security Alliance, this certification validates knowledge of cloud security fundamentals;
●	Certified Cloud Security Professional (CCSP): Offered by International Information System Security Certification Consortium, the certification validates the knowledge of cloud security architecture, governance, risk management, and compliance;
●	EC Council Security Analyst (ECSA): Offered by EC Council, the certification validates a professional's ability to analyze the results of penetration tests and understand the implications of security vulnerabilities;

●	GIAC Security Essentials Certification (GSEC): offered by the Global Information Assurance Certification (GIAC), this certification validates a practitioner's knowledge of information security beyond basic terminology and concepts;
●	GIAC Certified Forensic Analyst (GCFA): offered by the Global Information Assurance Certification (GIAC), this certification validates a professional's skills in collecting and analyzing data from Windows and Linux computer systems, making it valuable for those working in information security, computer forensics, and incident response;
●	GIAC Certified Incident Handler (GCIH): offered by the Global Information Assurance Certification (GIAC), this certification validates individual's ability to detect, respond to, and resolve computer security incidents;
●	GIAC Continuous Monitoring (GMON): offered by the Global Information Assurance Certification (GIAC), this certification validates a practitioner's knowledge and skills in areas like network security monitoring, continuous diagnostics and mitigation, and continuous security monitoring;
●	GIAC Experienced Cybersecurity Specialist (GX-CS): offered by the Global Information Assurance Certification (GIAC), this certification validates individual’s ability to solve complex security problems using new and diverse security practices and tasks;
●	IT Infrastructure Library v4 Foundation (ITIL): Offered by AXELOS, this is a globally recognized framework for IT service management aimed at aligning IT services with business needs by providing guidance on planning, delivering, and supporting IT services; and
●	Certified Control Objectives for Information and Related Technologies 2019 (COBIT 2019) Foundation: Offered by the Information Systems Audit and Control Association (ISACA), this certification validates an individual's understanding of the COBIT 2019 framework for governing and managing enterprise IT, ensuring alignment with broader business objectives and value creation.

Our cybersecurity training programs aim to achieve the following:

·	Raising awareness: The trainings inform employees about potential cyber threats, suspicious activities (such as phishing attempts via suspicious links), and risky behaviors (such as sharing passwords). This heightened awareness helps employees identify and avoid actions that could lead to cyber-attacks;
·	Developing skills: The certification opportunities included in the trainings equip the workforce with the necessary technical skills to effectively respond to and manage cybersecurity incidents when they occur;
·	Strengthening the human firewall: Employees are often the first line of defense against cyber intrusions. By training our employees in cybersecurity best practices, we strengthen our overall security posture and reduces the likelihood of successful attacks resulting from human error or lack of awareness; and
·	Enabling proactive cyber-risk management: We hope that the training will enable our employees to proactively identify potential vulnerabilities and threats, allowing us to address risks before they lead to full-blown security incidents. Essentially, the trainings help shift from reactive incident response to proactive risk management.

Overall, we take a comprehensive approach to cybersecurity, implementing various measures and policies to protect sensitive information and maintain the integrity of our systems and data.

As at the date hereof, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected us, including our business strategy, results of operations, or financial condition. However, we believe that we, as with other telecommunications companies worldwide, face increasing cybersecurity threats that may, if such risks materialize, materially affect our business strategy, results of operations, or financial condition. For a description of such threats, please see “Item 3D—Risk Factors—Risks Related to Our Business—Our networks and equipment face potential physical and cybersecurity threats such as theft, vandalism and acts intended to disrupt our operations, which could materially and adversely affect our operating results”

PART III

ITEM 17.            FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this Item.

ITEM 18.            FINANCIAL STATEMENTS

See pages F-1 through F-119.

ITEM 19.            EXHIBITS

The following exhibits are filed as part of this Form 20-F:

1.1	Articles of Association (as amended on June 22, 2022)
2.1	Description of securities.
4.1*	Deed of Spin-off of IndiHome Business Segment by Telkom into Telkomsel dated February 9, 2023.
4.2*	Fixed Broadband Core Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023.
4.3*	IT System Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023.
4.4*	Wholesale Agreement between Telkom and Telkomsel dated April 6, 2023.
8.1	List of Significant Subsidiaries
11.1	Insider Trading Policy
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

Jakarta, April 28, 2025

By:	/s/ Ririek Adriansyah
Ririek Adriansyah
President Director / Chief Executive Officer

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.
and its subsidiaries

Consolidated financial statements

as of December 31, 2023 and 2024

and for each of the three years in the period ended December 31, 2024 with reports of independent registered public accounting firm

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements as of December 31, 2024

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

We hereby state as follows:

1.

We are responsible for the preparation and presentation of the consolidated financial statement of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the "Company") and its subsidiaries as of December 31, 2024 and for the year ended;

2.

The Company and its subsidiaries' consolidated financial statement as of December 31, 2024 and for the year ended have been prepared and presented in accordance with International Financial Reporting Standards;

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

Jakarta, April 28 , 2025

for and behalf of

PT Telkom Indonesia (Persero) Tbk

/s/ Ririek Adriansyah	/s/ Heri Supriadi
Ririek Adriansyah	Heri Supriadi
President Director	Director of Finance and Risk Management

Report of Independent Registered Public Accounting Firm

Report No. 00007/2.1032/NS.0/06/0687-3/1/IV/2025

To the Shareholders and the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended  December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 28, 2025 expressed an unqualified opinion thereon.

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

Report No. 00007/2.1032/NS.0/06/0687-3/1/IV/2025 (continued)

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

Evaluation of telecommunication infrastructures estimated useful lives

Description of the matter

As of December 31, 2024, the balance of consolidated telecommunication infrastructures amounted to Rp161,035 billion which represents 54% of total consolidated assets. As discussed in Notes 2x and 12 to the accompanying consolidated financial statements, the Company reviews the estimated useful lives of its property and equipment, including telecommunication infrastructures, at least annually and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the property and equipment.

Auditing the Company's estimated useful lives of telecommunication infrastructures is complex and requires significant judgment because the determination of the estimated useful lives considers a number of factors, including strategic business plans, expected future technological developments, and market behavior.

Report of Independent Registered Public Accounting Firm (continued)

Report No. 00007/2.1032/NS.0/06/0687-3/1/IV/2025 (continued)

Evaluation of telecommunication infrastructures estimated useful lives (continued)

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

/s/ Purwantono, Sungkoro & Surja

We have served as the Company’s independent auditor since 2012

Jakarta, Indonesia

April 28, 2025

Report of Independent Registered Public Accounting Firm

Report No. 00008/2.1032/NS.0/06/0687-3/1/IV/2025

To the Shareholders and the Boards of Commissioners and Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion on Internal Control over Financial Reporting

We have audited Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes, and our report dated April 28, 2025 expressed an unqualified opinion thereon.

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

Report No. 00008/2.1032/NS.0/06/0687-3/1/IV/2025 (continued)

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

April 28, 2025

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2024

AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2024

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2023 and 2024

(Amounts in the tables are expressed in billions of Rupiah and millions of U.S. Dollar, unless otherwise stated)

		2023	2024
	Notes	Rp	Rp	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,31,34	29,007	33,905	2,106
Other current financial assets	5,31,34	1,661	1,285	80
Trade and other receivables	6,31,34	10,948	12,829	797
Contract assets	7,31	2,704	2,449	152
Inventories	8	997	1,096	68
Prepaid taxes	28	1,928	2,844	177
Contract costs	10	653	1,134	70
Other current assets	9,31	7,730	7,552	469
Total Current Assets		55,628	63,094	3,919

NON-CURRENT ASSETS
Contract assets	7,31	26	129	8
Long-term investments	11	8,162	8,335	518
Contract costs	10	1,568	1,596	99
Property and equipment	12,31,33	178,800	178,585	11,095
Right-of-use assets	13a	24,024	28,471	1,769
Intangible assets	15	8,731	9,442	587
Deferred tax assets	28h	4,220	3,437	214
Other non-current assets	14,28,31	5,433	6,208	387
Total Non-current Assets		230,964	236,203	14,677
TOTAL ASSETS		286,592	299,297	18,596

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	16,31,34	19,049	15,790	981
Contract liabilities	18a,31	6,848	7,738	481
Current income tax liabilities	28c	2,333	868	54
Other tax liabilities	28d	2,192	2,425	151
Accrued expenses	17,31,34	13,079	14,192	882
Customer deposits	31	2,566	2,872	178
Short-term bank loans	19,31,34	9,650	11,525	716
Current maturities of long-term loans and other borrowings	20,31,34	10,276	15,866	986
Current maturities of lease liabilities	13a,34	5,458	5,447	338
Total Current Liabilities		71,451	76,723	4,767

NON-CURRENT LIABILITIES
Deferred tax liabilities	28h	841	992	62
Contract liabilities	18b,31	2,591	2,484	154
Long service award provisions	30	1,153	1,192	74
Pension benefits and other post-employment benefits obligations	29	11,414	11,540	717
Long-term loans and other borrowings	20,31,34	27,773	25,518	1,585
Lease liabilities	13a,34	14,844	18,478	1,148
Other non-current liabilities		290	224	14
Total Non-current Liabilities		58,906	60,428	3,754
TOTAL LIABILITIES		130,357	137,151	8,521

EQUITY
Capital stock	22	4,953	4,953	308
Additional paid-in capital		1,977	1,977	123
Retained earnings		128,146	134,199	8,338
Other reserves		500	759	47
Net equity attributable to owners of the parent company		135,576	141,888	8,816
Non-controlling interests	21	20,659	20,258	1,259
TOTAL EQUITY		156,235	162,146	10,075
TOTAL LIABILITIES AND EQUITY		286,592	299,297	18,596

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For each of the Three Years in the Period Ended December 31, 2024

(Amounts in the tables are expressed in billions of Rupiah and millions of U.S. Dollar, unless otherwise stated)

		2022	2023	2024
	Notes	Rp	Rp	Rp	US$ (Note 3)
REVENUES	24,31	147,306	149,216	149,967	9,317

COST AND EXPENSES
Operation, maintenance, and telecommunication service expenses	26,31	(38,184)	(39,718)	(41,202)	(2,560)
Depreciation and amortization expenses	12,13,15	(33,129)	(32,569)	(32,596)	(2,025)
Personnel expenses	25, 31	(14,907)	(15,927)	(16,807)	(1,044)
Interconnection expenses	31	(5,440)	(6,363)	(6,880)	(427)
General and administrative expenses	27,31	(5,854)	(6,099)	(6,225)	(387)
Marketing expenses		(3,929)	(3,530)	(3,824)	(238)
Unrealized gain (loss) on changes in fair value of investments	11	(6,438)	(748)	188	12
Gain (loss) on foreign exchange - net		256	(36)	136	8
Other income - net		35	259	252	15

OPERATING PROFIT		39,716	44,485	43,009	2,671
Finance income-net	31	878	1,061	1,367	85
Finance cost	31	(4,077)	(4,692)	(5,221)	(324)
Share of profit (loss) of long-term investment in associates	11	(87)	1	3	0

PROFIT BEFORE INCOME TAX		36,430	40,855	39,158	2,432

INCOME TAX (EXPENSE) BENEFIT	28e
Current		(9,259)	(8,796)	(7,635)	(474)
Deferred		549	9	(798)	(49)
		(8,710)	(8,787)	(8,433)	(523)

PROFIT FOR THE YEAR		27,720	32,068	30,725	1,909
OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation		299	(66)	258	16
Changes in fair value of investments	11	3	2	1	0
Share of other comprehensive income of long-term investment in associates	11	1	(1)	1	0
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Defined benefit actuarial gain (loss) - net	29	1,464	(1,389)	635	40
Other comprehensive income (loss) - net		1,767	(1,454)	895	56

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		29,487	30,614	31,620	1,965

Profit for the year attributable to:
Owners of the parent company	23	20,736	24,427	23,611	1,467
Non-controlling interests	21	6,984	7,641	7,114	442
		27,720	32,068	30,725	1,909
Total comprehensive income for the year attributable to:
Owners of the parent company		22,449	22,949	24,396	1,516
Non-controlling interests		7,038	7,665	7,224	449
		29,487	30,614	31,620	1,965
BASIC EARNINGS PER SHARE (in full amount)	23
Profit per share		209.32	246.58	238.35	0.01
Profit per ADS (100 Series B shares per ADS)		20,932.30	24,658.24	23,834.52	1.48

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For Each of the Three Years in the Period Ended December 31, 2024

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2021		4,953	1,977	114,438	263	121,631	23,541	145,172
Net comprehensive income for the year
Profit for the year	21,23	—	—	20,736	—	20,736	6,984	27,720
Other comprehensive income		—	—	1,412	301	1,713	54	1,767
Net comprehensive income for the year		—	—	22,148	301	22,449	7,038	29,487
Transaction with owners recorded directly in equity
Cash dividend	22	—	—	(14,856)	—	(14,856)	(10,103)	(24,959)
Repurchase of non-controlling interest shares		—	—	—	—	—	(681)	(681)
Changes in non-controlling interest		—	—	—	—	—	11	11
Investment from non-controlling interest for newly established indirect subsidiary		—	—	—	—	—	45	45
Net transactions with owners		—	—	(14,856)	—	(14,856)	(10,728)	(25,584)
Balance, December 31, 2022		4,953	1,977	121,730	564	129,224	19,851	149,075

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For Each of the Three Years in the Period Ended December 31, 2024

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2022		4,953	1,977	121,730	564	129,224	19,851	149,075
Net comprehensive income for the year
Profit for the year	21,23	—	—	24,427	—	24,427	7,641	32,068
Other comprehensive income (loss)		—	—	(1,414)	(64)	(1,478)	24	(1,454)
Net comprehensive income for (loss) the year		—	—	23,013	(64)	22,949	7,665	30,614
Transaction with owners recorded directly in equity
Differences in non-controlling interest ownership acquisition transactions of subsidiary		—	—	6	—	6	—	6
Cash dividend	22	—	—	(16,603)	—	(16,603)	(9,803)	(26,406)
Repurchase of non-controlling interest shares		—	—	—	—	—	(31)	(31)
Changes in non-controlling interest		—	—	—	—	—	22	22
Additional capital contributions from non-controlling interest of subsidiaries	1e,21	—	—	—	—	—	2,955	2,955
Net transactions with owners		—	—	(16,597)	—	(16,597)	(6,857)	(23,454)
Balance, December 31, 2023		4,953	1,977	128,146	500	135,576	20,659	156,235

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For Each of the Three Years in the Period Ended December 31, 2024

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2023		4,953	1,977	128,146	500	135,576	20,659	156,235
Net comprehensive income for the year
Profit for the year	21,23	—	—	23,611	—	23,611	7,114	30,725
Other comprehensive income		—	—	526	259	785	110	895
Net comprehensive income for the year		—	—	24,137	259	24,396	7,224	31,620
Transaction with owners recorded directly in equity
Differences in value of restructuring transactions of entities under common control	1e	—	—	(401)	—	(401)	(158)	(559)
Cash dividend	22	—	—	(17,683)	—	(17,683)	(7,099)	(24,782)
Repurchase of non-controlling interest shares	1e	—	—	—	—	—	(704)	(704)
Changes in non-controlling interest		—	—	—	—	—	14	14
Additional capital contributions from non-controlling interest of subsidiaries	1e,21	—	—	—	—	—	322	322
Net transactions with owners		—	—	(18,084)	—	(18,084)	(7,625)	(25,709)
Balance, December 31, 2024		4,953	1,977	134,199	759	141,888	20,258	162,146

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Each of the Three Years in the Period Ended December 31, 2024

(Amounts in the tables are expressed in billions of Rupiah and millions of U.S. Dollar, unless otherwise stated)

	Notes	2022	2023	2024
		Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		146,268	148,458	148,415	9,221
Cash receipts from interests		865	1,049	1,366	85
Cash receipts from tax refund		2,411	681	1,144	71
Cash payments for expenses		(45,559)	(53,410)	(51,273)	(3,186)
Cash payments to employees		(14,052)	(16,116)	(16,364)	(1,017)
Cash payments for corporate and final income taxes		(8,465)	(10,746)	(11,528)	(716)
Cash payments for finance costs		(4,064)	(4,748)	(5,295)	(329)
Cash payments for short-term and low-value lease assets	13a	(3,873)	(3,770)	(3,693)	(229)
Cash payments for value added taxes - net		(515)	(1,410)	(1,691)	(105)
Cash receipts from others - net		338	593	519	32

Net cash provided by operating activities		73,354	60,581	61,600	3,827

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	12	526	100	717	45
Proceeds from (placement in) other current financial assets - net		(854)	(315)	339	21
Proceeds from insurance claims	12	299	199	143	9
Dividend received from associated company		17	14	3	0
Purchase of property and equipment	12,36	(35,010)	(33,603)	(26,005)	(1,616)
Purchase of intangible assets	15,36	(3,259)	(2,817)	(3,658)	(227)
Business acquisition - net of cash acquired	1e	—	—	(635)	(39)
(Increase) decrease in advances and other assets		560	(149)	(330)	(21)
Addition of long-term investment in financial instrument		(1,401)	(340)	(30)	(2)

Net cash used in investing activities		(39,122)	(36,911)	(29,456)	(1,830)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	19,20	35,958	38,834	52,653	3,271
Proceeds from issuance of new shares of subsidiaries		45	2,961	322	20
Repayments of loans and other borrowings	19,20	(44,304)	(35,323)	(47,607)	(2,957)
Cash dividend paid to the Company's stockholders	22	(14,856)	(16,603)	(17,683)	(1,099)
Cash dividend paid to non-controlling interests of subsidiaries		(10,103)	(9,803)	(7,099)	(441)
Repayments of principal portion of lease liabilities	36	(7,024)	(6,600)	(7,387)	(459)
Shares buyback of subsidiary	1e	(681)	(31)	(704)	(44)

Net cash used in financing activities		(40,965)	(26,565)	(27,505)	(1,709)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(6,733)	(2,895)	4,639	288
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		370	(44)	260	16
ALLOWANCE FOR EXPECTED CREDIT LOSSES		(1)	(1)	(1)	(0)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	4	38,311	31,947	29,007	1,802
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	4	31,947	29,007	33,905	2,106

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023 and 2024

For Each of the Three Years in Period Ended December 31, 2024

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

In 1991, based on Government Regulation No. 25 of 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”).

The Company was established based on Notarial Deed of Imas Fatimah, S.H., No. 128 dated September 24, 1991. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association had been amended several times, with the latest amendments made is in relation with adjustments of the Company’s business activities in the Articles of Association with the Standard Classification of Indonesian Business Fields in 2020.

Amendments to the Company’s Articles of Association as stated in the Notary Deed of Ashoya Ratam, S.H., M.Kn., No. 37 dated June 22, 2022 has been received and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoLHR”) based on letter No. AHU-0044650.AH.01.02. Year of 2022 dated June 29, 2022 concerning the Acceptance of Notification Approval of Amendment to the Articles of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

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

The reports comprise of several information, such as network development progress, service quality standard achievement, number of customers, license payment, and universal service contribution. Meanwhile, for internet telephone services for public purpose, internet interconnection service, and internet access service, additional information is required, such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of service	Grant date/latest renewal date
License to operate internet telephone services for public purpose	127/KEP/DJPPI/KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate internet service provider	2176/KEP/M.KOMINFO/12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/M.KOMINFO/16/2017	Content service provider	May 16, 2017
License for the implementation of internet interconnection services	1004/KEP/M.KOMINFO/2018	Internet interconnection services	December 26, 2018
License to operate data communication system services	046/KEP/M.KOMINFO/02/2020	Data communication system services	August 3, 2020
License of electronic money issuer and money transfer	Bank Indonesia License 23/587/DKSP/Srt/B	Electronic money and money transfer service	July 1, 2021
License to operate fixed network long distance direct line	073/KEP/M.KOMINFO/02/2021	Fixed network long distance direct line	August 23, 2021
License to operate fixed international network	082/KEP/M.KOMINFO/02/2021	Fixed international network	October 8, 2021
License to operate fixed closed network	094/KEP/M.KOMINFO/02/2021	Fixed closed network	December 9, 2021
License to operate circuit switched-based local fixed line network	095/KEP/M.KOMINFO/02/2021	Circuit switched-based and packet switched-based local fixed line network	December 9, 2021

b.   The Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, and Internal Audit

i.     Boards of Commissioners and Directors

Based on the resolutions made at Annual General Meeting (“AGM”) of Stockholders of the Company as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 58 dated May 28, 2024, and No. 35 dated June 23, 2023, the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2024 and 2023, respectively, were as follows:

	2023	2024
President Commissioner/ Independent Commissioner	Bambang Permadi Soemantri Brojonegoro	Bambang Permadi Soemantri Brojonegoro*
Independent Commissioner	Wawan Iriawan	Wawan Iriawan
Independent Commissioner	Bono Daru Adji	Bono Daru Adji
Independent Commissioner	Abdi Negara Nurdin	-
Commissioner	Arya Mahendra Sinulingga	Arya Mahendra Sinulingga
Commissioner	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Commissioner	Ismail	Ismail
Commissioner	Rizal Mallarangeng	Rizal Mallarangeng
Commissioner	Isa Rachmatarwata	Isa Rachmatarwata
Commissioner	Silmy Karim	Silmy Karim
President Director	Ririek Adriansyah	Ririek Adriansyah
Director of Enterprise and Business Service	F.M. Venusiana R.	F.M. Venusiana R.
Director of Digital Business	Muhamad Fajrin Rasyid	Muhamad Fajrin Rasyid
Director of Human Capital Management	Afriwandi	Afriwandi
Director of Finance and Risk Management	Heri Supriadi	Heri Supriadi
Director of Network and IT Solution	Herlan Wijanarko	Herlan Wijanarko
Director of Strategic Portfolio	Budi Setyawan Wijiaya	Budi Setyawan Wijiaya
Director of Wholesale and International Services	Bogi Witjaksono	Bogi Witjaksono
Director of Group Business Development	Honesti Basyir	Honesti Basyir

*Based on the Notification Letter from the Vice President of Investor Relations No. Tel.28/UM000/COP-K0F00000/2025, dated April 11, 2025, regarding the resignation of the President Commissioner/Independent Commissioner of the Company, effective April 14, 2025, Mr. Bambang Permadi Soemantri Brodjonegoro will no longer serve as President Commissioner/Independent Commissioner of the Company.

ii.    Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of December 31, 2023 and 2024, respectively, were as follows:

	2023	2024
Chairman	Bono Daru Adji	Bono Daru Adji
Member	Bambang Permadi Soemantri Brojonegoro	Bambang Permadi Soemantri Brojonegoro*
Member	Wawan Iriawan	Wawan Iriawan
Member	Abdi Negara Nurdin	-
Member	Emmanuel Bambang Suyitno	Emmanuel Bambang Suyitno
Member	Edy Sihotang	Edy Sihotang
Corporate Secretary	Anetta Hasan	Octavius Oky Prakarsa
Internal Audit	Daru Mulyawan	Mohamad Ramzy

*Based on the resignation letter of Mr. Bambang Permadi Brodjonegoro as President Commissioner/Independent Commissioner of the Company, effective April 14, 2025, Mr. Bambang Permadi Soemantri Brodjonegoro is no longer active or able to serve as a Member of the Company's Audit Committee.

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

d.   Subsidiaries

As of December 31, 2023 and 2024, the Company has consolidated the financial statements of all subsidiaries, both directly and indirectly owned, as follows (Notes 2b and 2d):

i.  Direct subsidiaries:

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2023	2024	2023	2024
PT Telekomunikasi Selular (“Telkomsel”)	Mobile telecommunication, fixed broadband, network service, and internet protocol television ("IPTV")	1995	70	70	112,326	116,965
PT Dayamitra Telekomunikasi Tbk. ("Mitratel")	Leasing of towers and digital support services for mobile infrastructure	1995	72	72	56,996	58,131
PT Multimedia Nusantara ("Metra")	Network telecommunication services and multimedia	1998	100	100	18,425	17,959
PT Telekomunikasi Indonesia International (“Telin”)	International telecommunication and information services	1995	100	100	15,175	17,173
PT Telkom Satelit Indonesia (“Telkomsat”)	Telecommunication - provides satellite communication system and its related services	1996	100	100	7,927	8,845
PT Telkom Data Ekosistem ("TDE")	Data center	1996	100	100	4,037	8,394
PT Sigma Cipta Caraka (“Sigma”)	Hardware and software computer consultation service	1988	100	100	7,603	6,185
PT Graha Sarana Duta ("GSD")	Developer, trade, service and transportation	1982	100	100	5,592	5,460
PT Telkom Akses ("Telkom Akses")	Construction, service and trade in the field of telecommunication	2013	100	100	4,777	4,480
PT Telkom Infrastruktur Indonesia ("TIF")	Network telecommunication and information services	2024	100	100	0	3,048
PT Metra-Net (“Metra-Net”)	Multimedia portal service	2009	100	100	1,654	2,096
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infra”)	Developer service and trading in the field of telecommunication	2014	100	100	1,261	1,359
PT PINS Indonesia (“PINS”)	Trade in telecommunication devices	1995	100	100	775	733
PT Napsindo Primatel Internasional (“Napsindo”)	Telecommunication - provides Network Access Point (“NAP”), Voice Over Data (“VOD”) and other related services	1999; ceased operations on January 13, 2006	60	60	5	5

*  Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

All direct subsidiaries are domiciled in Indonesia.

ii.   Indirect subsidiaries:

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2023	2024	2023	2024
PT Metra Digital Investama Ventura (“MDI”)	Trading, information and multimedia technology, entertainment and investment services	2013	100	100	8,556	9,110
Telekomunikasi Indonesia International Pte. Ltd. ("Telin Singapore"), domiciled in Singapore	Telecommunication and related services	2008	100	100	3,499	6,090
Telekomunikasi Indonesia International Ltd. ("Telin Hong Kong"), domiciled in Hong Kong	Investment holding and telecommunication services	2010	100	100	3,842	3,624
NeutraDC Singapore Pte. Ltd. (“NeutraDC Singapore”) domiciled in Singapore	Data center	2024	100	100	0	3,478
PT Infomedia Nusantara (“Infomedia”)	Information provider services, contact center and content directory	1984	100	100	2,238	2,187
PT Telkom Landmark Tower (“TLT”)	Property development and management services	2012	55	55	1,986	2,120
PT Persada Sokka Tama ("PST")	Leasing of towers and other telecommunication services	2008	100	100	1,622	1,621
PT Teknologi Data Infrastruktur (“TDI”)	Telecommunication service and data center	2013	60	60	605	1,424
PT Nuon Digital Indonesia (“Nuon”)	Digital content exchange hub services	2010	100	100	1,194	1,393
PT Finnet Indonesia (“Finnet”)	Information technology services	2006	60	60	1,761	1,383
PT Telkomsel Mitra Inovasi ("TMI")	Business management consulting and investment services	2019	100	100	1,030	1,040
Telekomunikasi Indonesia International (TL) S.A. ("Telkomcel"), domiciled in Timor Leste	Telecommunication networks, mobile, internet, and data services	2012	100	100	1,082	1,035
PT Metra Digital Media (“MD Media”)	Telecommunication information and other information services	2013	100	100	993	876
PT Administrasi Medika (“Admedika”)	Health insurance administration services	2002	100	100	757	702
PT Telkomsel Ekosistem Digital (“TED”)	Business management consulting services and investment and/or investment in other companies	2021	100	100	777	451
PT Digital Aplikasi Solusi ("Digiserve")	Communication system services	2014	100	100	341	441
PT Swadharma Sarana Informatika (“SSI”)	Cash replenishment services and Automated Teller Machines ("ATM") maintenance	2001	51	51	391	380
PT Ultra Mandiri Telekomunikasi ("UMT")**	Telecommunication network infrastructure services	2019	—	100	—	366
TS Global Network Sdn. Bhd. ("TSGN"), domiciled in Malaysia	Satellite services	1996	70	70	420	357
PT Nusantara Sukses Investasi ("NSI")	Service and trading	2014	100	100	278	288
PT Graha Yasa Selaras (“GYS”)	Tourism and hospitality services	2012	51	51	290	277
Telekomunikasi Indonesia International (USA) Inc. (“Telin USA”), domiciled in USA	Telecommunication and information services	2014	100	100	212	267
PT Nutech Integrasi (“Nutech”)	System integrator service	2001	60	60	226	224
PT Collega Inti Pratama ("CIP")	Trading and services	2001	70	70	191	196
PT Graha Telkomsigma ("GTS")	Management and consultation services	1999	100	100	333	165
Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd. ("Telin Malaysia"), domiciled in Malaysia	Telecommunication and information services	2013	70	70	125	144
PT Media Nusantara Data Global ("MNDG")	Consultation services of hardware, software, data center, and internet exchange	2012	55	55	136	127
PT Pojok Celebes Mandiri ("PCM")	Travel agent services	2008	100	100	44	69
PT Metra TV (“Metra TV”)	Subscription broadcasting services	2013	100	100	50	57
Telekomunikasi Indonesia International (Australia) Pty. Ltd. (“Telin Australia”), domiciled in Australia	Telecommunication and information services	2013	100	100	67	52
PT Metraplasa (“Metraplasa”)	Network and e-commerce services	2014; ceased operations on October, 2020	60	60	30	29
PT Bosnet Distribution Indonesia (“BDI”)***	Trade and consultation services	2012	60	—	40	—

*  Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

**  UMT was acquired by Mitratel in December 2024 (Note 1e).

***  BDI was no longer a subsidiary of Metra as of February 29, 2024 (Note 1e).

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

e.   Other important information

i.    Telkomsel

On June 27, 2023, the Company signed the Spin-off Decree of IndiHome Business to Telkomsel based on Notarial Deed of Aulia Taufani, S.H., No. 140 that has been approved by AGM of Stockholders based on Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 35 dated June 23, 2023. The value of IndiHome business segment transferred is Rp58,250 billion. In parallel, Singapore Telecom Mobile Pte. Ltd. ("Singtel"), Telkomsel's minority shareholder, also decided to participate in the capital injection in the form of cash to Telkomsel of Rp2,713 billion. As the result of this, starting from July 1, 2023, the Company's effective ownership in Telkomsel increased from 65% to 69.9% and Singtel's ownership is diluted from 35% to 30.1%.

ii.    Mitratel

Share buyback

On March 6, 2023, Mitratel announced another share buyback owned by the public, with a maximum number of 7.88% of Mitratel’s issued and fully paid shares. The share buyback period is 18 (eighteen) months starting from April 14, 2023 to October 13, 2024. As of December 31, 2024, and 2023, Mitratel has conducted share buyback amounting to 1,095,945,900 shares and 47,700,000 shares or equivalent to Rp704 billion and Rp31 billion respectively.

Towers acquisition

(a)	On February 15, 2023, based on the Telecommunication Tower Conditional Sale and Purchase Agreement (“CSPA”) between Mitratel and PT Indosat Tbk. (“Indosat”), Mitratel agreed to acquire 997 telecommunication towers belonging to Indosat for Rp1,648 billion. Mitratel and Indosat also agreed to lease back 983 slots of Indosat’s telecommunications towers for 10 years lease period. In addition, Indosat have also agreed to deliver order for colocations for the next 3 years which will be compensated by Mitratel amounting to Rp473 billion as commitment.
(b)	On November 24, 2023, Mitratel acquired 803 telecommunication towers belonging to PT Gametraco Tunggal for Rp1,753 billion.

Acquisition of entity under common control

Based on Notarial Deed of Shinta Dewi, S.H., No. 2 and No. 3 dated December 2, 2024, Mitratel entered into Share Purchase Agreement with PT Pembangunan Perumahan Infrastruktur ("PPIN") and Yayasan Kesejahteraan Karyawan Pembangunan Perumahan ("YKPP") for the acquisition of 100% shares of UMT. This transaction represents a business combination of entities under common control, where the ultimate controlling shareholder of both Mitratel and UMT is the Government. As a result of this transaction, Mitratel obtained control of UMT.

The difference between the consideration transferred and the carrying amount of the investment acquired from this transaction has been recognized in Retained Earnings within the Consolidated Statements of Changes in Equity, with the following details:

Consideration paid	650
Book value of UMT’s equity at the acquisition date	(91)
Difference in value of restructuring transactions of entities under common control	559

iii.   TDI

Based on the Notarial Deed of Jimmy Tanal, S.H., M.Kn., No. 201 dated October 25, 2023, all shareholders approved the issuance of 4,825,932 new shares. Of this share issuance, TDE acquired 2,451,319 shares or amounting to Rp256 billion; ST Dynamo ID Pte. Ltd. acquired 2,077,787 shares or amounting to Rp217 billion; and PT Medco Power Indonesia acquired 296,826 shares or amounting to Rp31 billion. The additional capital contribution diluted TDE's ownership to 60.0%. The effect of this dilution was recognized as differences in non-controlling interests ownership acquisition transaction of the subsidiary amounting to Rp6 billion.

Based on Notarial Deed of Jimmy Tanal, S.H., M.Kn., No. 313 dated October 14, 2024, all shareholders of TDI approved the issuance of 8,050,000 new shares. Of this share issuance, TDE acquired 4,830,000 shares, amounting to Rp483 billion; Nxera ID Pte. Ltd. (formerly known as ST Dynamo ID Pte. Ltd.) acquired 2,817,500 shares or amounting to Rp282 billion; and PT Medco Power Indonesia acquired 402,500 shares or amounting to Rp40 billion. This additional capital contribution did not result in any change in TDE’s ownership.

iv.   NeutraDC Singapore

Based on Accounting and Corporate Regulatory Authority Singapore (“ACRA”) documents, TDE established NeutraDC Singapore which is domiciled in Singapore on December 7, 2023, by the issuance of 1 share with par value of SGD 1.

Based on ACRA, on February 28, 2024, TDE added capital contribution to NeutraDC Singapore Pte. Ltd. with 219,411,975 shares at a par value of US$219 million, amounting to Rp3,448 billion.

v.   TIF

Based on Notarial Deed of Aulia Taufani, S.H., No. 26 dated December 8, 2023, the Company and Metra established TIF by the issuance of 125 shares with total nominal value of Rp12,5 million.

Based on Notarial Deed of Aulia Taufani, S.H., No. 7 dated July 3, 2024, all shareholders approved the issuance of 19,240,001 new shares with nominal value per share of Rp100,000. Of this issuance, the Company acquired 19,240,000 shares or amounted to Rp1,924 billion and Metra acquired 1 share or amounted to Rp100,000.

vi.   Metra

Based on the Notarial Deed of Utiek Rochmuljati Abdurachman, S.H., M.L.I., M.Kn., No. 31 dated February 29, 2024, Metra divested 40% of its shares in BDI with a transaction value of Rp29 billion to PT Algolab Solution. Subsequently, based on Notarial Deed of Utiek Rochmuljati Abdurachman, S.H., M.L.I., M.Kn., No. 9 dated December 16, 2024, Metra divested the remaining 20% of its shares in BDI to PT Algolab Solution for a transaction value of Rp14 billion. As a result of these transactions, BDI is no longer as a subsidiary of Metra.

f.   Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on April 28, 2025.

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

The reporting currency in the consolidated financial statements is the Indonesian Rupiah (“Rp”) which is also the functional currency of the Group, except for subsidiaries whose functional currencies are the U.S. Dollar, Australian Dollar, Singapore Dollar, and Malaysian Ringgit.

Figures in the consolidated financial statements containing values under Rp1 billion and US$1 million are presented with zero.

The consolidated financial statements provide comparative information in respect of the previous period.

The following amendments, which are effective for annual periods beginning on or after January 1, 2024, are applicable and does not have any material impact to the consolidated financial statements of the Group, unless otherwise stated.

i.	Amendments to International Accounting Standards (“IAS”) 1: Classification of Liabilities as Current or Non-current and Non-Current Liabilities with Covenants.

The amendment clarifies the criteria for determining whether to classify a liability as current or non-current and Non-Current Liabilities with Covenants.

ii.	Amendments to IFRS 16: Lease liability in a sale and leaseback.

The amendment requires a seller-lessee to subsequently measure lease liabilities arising in a sale and leaseback transaction, to ensure the seller- lessee does not recognize any amount of the gain or loss that relates to the right-of-use assets (“ROU”) retains.

iii.	Amendments to IAS 7 and IFRS 7, Disclosures: Supplier Finance Arrangements.

The amendment clarifies the characteristics of supplier finance arrangements. Supplier finance arrangements are characterised by one or more finance providers offering to pay amounts an entity owes its suppliers and the entity agreeing to pay according to the terms and conditions of the arrangements at the same date as, or a date later than, suppliers are paid.

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

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of financial position and the consolidated statements of profit or loss and other comprehensive income from the date the Group gains financial control until the date the Group ceases to control the subsidiary.

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

d.   Business combinations and goodwill

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed, and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The measurement basis is selected on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, which represents the excess of the aggregate consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the acquired net assets exceeds the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

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

Business combination between businesses or entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method. The difference between the consideration transferred and the carrying amount of the investment acquired from the transaction is recognized directly in retained earnings.

e.   Cash and cash equivalents

Cash and cash equivalents in the  consolidated statements of financial position comprise cash in banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

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

g.    Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method. Prepaid expenses are presented in the consolidated statements of financial position as part of other current assets and other non-current assets.

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

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and improvements are capitalized to related property and equipment account.

Property under construction is stated at cost less impairment (if any), until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period and until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed, and the asset is ready for its intended use or sale.

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

The Group has made use of the package of practical expedients available within IFRS 16, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as short-term leases;
●	the exemption of initial direct costs for the measurement of the ROU as short-term leases;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	not separating non-lease components from lease components, and instead, account for both as a single lease component; and
●	not recognizing a lease liability and a ROU asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when it is new).

The Group applies the definition of a lease and related guidance set out in IFRS 16 to all lease contracts.

i.	The Group as lessee

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

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the consolidated statements of profit or loss and other comprehensive income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the underlying asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 Revenue from Contracts with Customers to allocate the consideration in the contract. Revenue arising from operating lease is recorded as revenue from lessor transactions (Note 2m).

k.   Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost, any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

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

	2023		2024
	Buy	Sell	Buy	Sell
United States Dollar (“US$”) 1	15,396	15,401	16,090	16,100
Australian Dollar (“AU$”) 1	10,499	10,505	9,995	10,009
Singapore Dollar (“SGD”) 1	11,666	11,673	11,815	11,829
New Taiwan Dollar (“TWD”) 1	501.32	501.53	490.07	490.52
Euro ("EUR") 1	17,025	17,036	16,761	16,775
Japanese Yen ("JPY") 1	108.78	108.82	103.02	103.11
Malaysian Ringgit ("MYR") 1	3,350	3,359	3,591	3,601
Hong Kong Dollar (“HKD”) 1	1,971	1,971	2,072	2,074
Myanmar Kyat (“MMK”) 1	7.31	7.35	7.64	7.69

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

All mobile services revenues are recognized based on output method, either per actual usage or allowance unit used (if the services are sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

For services sold in bundled plan, total consideration is allocated to performance obligations based on stand-alone selling price for each of the product and/or service. The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans sold by the Group only include services which are generally satisfied over the same period of time. Therefore, the revenue recognition pattern is generally not impacted by the allocation.

The consideration that is received is allocated between the telecommunication services sold and the points issued, with the consideration allocated to points that are equal to its fair value. The fair value of the points that are issued is deferred and recognized as revenue when the points are redeemed, expired, or when the program is terminated.

ii.    Consumer

Revenue from consumer primarily comprises of revenue from IndiHome services. Revenues from IndiHome service are derived from customer who subscribes to internet services or to bundled package with combination of consumer service (i.e. telephone, internet and data, and paid TV). Those services are offered on a postpaid basis and billed in the following month. The Group applies terms and conditions that requires the customer to pay substantive early termination penalty if the customer’s contract is ended at the customer’s request and/or fault within the first 12 months after the service is activated. After the initial 12-month period, the customer can decide to stop subscribing in accordance with the applicable terms and conditions without incurring any penalties. In accordance with IFRS 15, the contract period is 12 months, which is then followed by a monthly contract.

All consumer services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

Customers are required to pay an upfront fee at the commencement of the contract. The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option as contract liabilities and recognizes it as revenue on a straight-line basis over the expected customer life. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

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

Certain contracts with enterprise customers may give rise to variable consideration as the contract price depends on a future event (e.g. usage - based contract or revenue-share based contract). In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on the method that better predicts the amount of consideration to which it will be entitled. The Group determines that the most expected value method is the appropriate method to use in estimating the variable consideration for a single contract with a large number of possible outcomes.

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

iv.   Wholesale and International Business (“WIB”)

Revenue from WIB is mainly comprises of interconnections service for interconnection of other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming call) and calls between other telecommunications carriers’ subscribers through the Group’s network (transit) and network service with other telecommunications carriers. All of these services are recognized based on the output method using the basis of the actual recorded traffic for the month.

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

Contract liabilities

A contract liability is recognized if a payment is received, or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

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

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part, or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “personnel expenses” as they become payable.

The Group attributed benefits under the defined benefit plan’s benefit formula to periods of service from the date when employee service first leads to benefits under the plan until the date when further employee service will lead to no material amount of further benefits under the plan.

iii.   Early retirement benefit

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary resignation. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

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

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if it is no longer probable that sufficient taxable profit will be available to compensate part, or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are re-assessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

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

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under IAS 32, Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to consolidated statements of profit or loss and other comprehensive income. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. The Group’s financial assets at this category consists of long-term investments in financial instruments.

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

Financial assets at FVTPL are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income. The Group’s financial assets at FVTPL consists of other long-term investments in financial instruments and other current financial assets.

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

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established an allowance for expected credit loss methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

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

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

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

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in consolidated statements of profit or loss and other comprehensive income.

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

Assets which do not meet above criteria are classified as non-current assets.

A liability is presented as current when:

i.     it is expected to be settled in the normal operating cycle;

ii.    it is held primarily for the purpose of trading;

iii.   it is due to be settled within twelve months after reporting period;

iv.   there is no right by the end of reporting period to defer the settlement of the liability for at least twelve months after the reporting period.

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

(d)  Allowance for expected credit losses for financial assets

The Group applies a simplified approach in calculating ECLs for trade receivables and contract assets. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. For other receivables, the Group assesses whether there is objective evidence that other receivables have been impaired at the end of each reporting period.

The Group has established an allowance for expected credit losses methodology for trade receivables and contract assets that is based on its historical credit loss experience and latest supportable data to better reflect the current change in circumstances, adjusted for forward-looking factors specific to the debtors, and the economic environment. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available.

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

The calculation of future cash flows in determining the fair value of property and equipment and other non-current assets of the acquired entity at the acquisition date involves significant estimation. Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to IAS 36.

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

3.   TRANSLATION OF INDONESIAN RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in Indonesian Rupiah. The translation of the Indonesian Rupiah amounts into U.S. Dollar amounts are included solely for the convenience of the readers and has been made using the average of the market buy and sell rates of Rp16,095 to US$1 as published by Reuters on December 31, 2024. The convenience translation should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into U.S. Dollar at this or any other rate of exchange.

4.   CASH AND CASH EQUIVALENTS

The breakdown of cash and cash equivalents is as follows:

		2023		2024
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Cash on hand		—	14	—	14
Cash in banks
Related parties
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	—	1,471	—	3,278
	US$	0	6	229	3,678
	TWD	1	0	2	1
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	—	3,346	—	4,715
	US$	37	572	45	718
	EUR	2	38	2	37
	JPY	6	1	6	1
	HKD	1	3	2	4
	AU$	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	—	4,228	—	4,180
	US$	4	64	31	506
	SGD	0	0	0	0
	EUR	0	0	0	0
	GBP	—	—	0	1
PT Bank Tabungan Negara (Persero) Tbk. ("BTN")	Rp	—	2,597	—	4,097
Others (each below Rp100 billion)	Rp	—	220	—	147
	US$	0	0	0	0
Sub-total			12,546		21,363

Third parties
PT Bank Maybank Indonesia Tbk. ("Maybank")	Rp	—	26	—	355
	MYR	1	3	1	5
PT Bank Mega Tbk. ("Bank Mega")	Rp	—	3	—	342
DBS Bank (Hong Kong) Ltd. ("DBS Hong Kong")	US$	9	138	19	308
	HKD	0	0	0	1
PT Bank CIMB Niaga Tbk. (”Bank CIMB Niaga”)	Rp	—	265	—	181
	US$	0	2	2	40
Standard Chartered Bank (“SCB”)	US$	14	215	7	108
	SGD	6	74	5	55
The Hongkong and Shanghai Banking Corporation Ltd.
("HSBC Hongkong")	US$	43	661	6	102
	HKD	5	9	9	19
PT Bank Central Asia Tbk. (“BCA”)	Rp	—	144	—	131
	US$	0	3	0	3
Others (each below Rp100 billion)	Rp	—	175	—	155
	US$	10	278	9	146
	SGD	3	36	2	20
	TWD	50	21	28	14
	MYR	4	12	0	2
	AU$	0	5	0	3
	MMK	353	3	167	1
	EUR	0	0	0	1
Sub-total			2,073		1,992

Total of cash in banks			14,619		23,355

Time deposits
Related parties
PT Bank Syariah Indonesia Tbk. (“BSI”)	Rp	—	1,160	—	1,688
BTN	Rp	—	1,065	—	1,400
	US$	—	—	7	104
BRI	Rp	—	1,550	—	647
	US$	22	340	18	283
	TWD	—	—	6	3
BNI	Rp	—	1,266	—	566
	US$	23	353	10	162
Bank Pembangunan Daerah ("BPD")	Rp	—	1,569	—	962
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk.
(“BJB”)	Rp	—	1,419	—	370
	US$	—	—	12	195
Bank Mandiri	Rp	—	513	—	97
	US$	25	392	—	—
Sub-total			9,627		6,477

Time deposits (continued)
Third parties
PT Bank Mega Tbk. (“Bank Mega”)	Rp	—	1,433	—	1,922
	US$	20	312	18	287
PT Bank Maybank Indonesia Tbk. (“Maybank”)	Rp	—	658	—	254
	US$	23	358	26	418
PT Bank Pan Indonesia Tbk. ("Bank Panin")	Rp	—	—	—	274
PT Bank UOB Indonesia ("UOB Indonesia")	US$	—	—	16	259
	SGD	—	—	3	35
PT Bank Danamon Indonesia Tbk. (“Bank Danamon”)	Rp	—	491	—	133
	US$	9	137	3	48
PT Bank China Construction Bank Indonesia Tbk.
("CCB Indonesia")	US$	5	71	10	153
SCB	US$	—	—	9	145
Others (each below Rp100 billion)	Rp	—	1,125	—	113
	US$	10	155	1	12
	MYR	2	8	2	7
Sub-total			4,748		4,060

Total of time deposits			14,375		10,537
Allowance for expected credit losses			(1)		(1)
Total			29,007		33,905

Interest rates per annum on time deposits are as follows:

	2023	2024
Rupiah	1.95% ‑ 7.25%	0.53% ‑ 7.25%
Foreign currencies	2.50% ‑ 5.50%	2.55% ‑ 6.00%

The Group placed the majority of its cash and cash equivalents in state-owned banks (related party) because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks.

5.    OTHER CURRENT FINANCIAL ASSETS

The breakdown of other current financial assets is as follows:

		2023		2024
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Time deposits
Related parties
BRI	Rp	—	255	—	415
BSI	Rp	—	118	—	198
Bank Mandiri	Rp	—	95	—	65
	US$	5	77	5	81
Others (each below Rp 100 billion)	Rp	—	170	—	73
Third parties United Overseas Bank Limited Singapore (“UOB Singapore”)	US$	12	186	12	195
Others (each below Rp 100 billion)	Rp	—	85	—	—
	US$	9	132	—	—
Total time deposits			1,118		1,027

Escrow accounts	Rp	—	214	—	144
	US$	2	24	1	19
Total escrow accounts			238		163

Mutual funds
Related parties
Others	Rp	—	85	—	89
Third parties
PT Henan Putihrai Asset Management ("HPAM")	Rp	—	217	—	—
Total mutual funds			302		89

Others	Rp	—	3	—	5
	MYR	0	0	0	1
Total others			3		6

Allowance for expected credit losses			(0)		(0)
Total			1,661		1,285

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2023	2024
Rupiah	2.75% ‑ 6.75%	2.50% ‑ 7.25%
Foreign currencies	2.30% ‑ 5.85%	4.57% ‑ 4.61%

6.   TRADE AND OTHER RECEIVABLES

The breakdown of trade and other receivables is as follows:

	2023	2024
Trade receivables	16,228	18,257
Allowance for expected credit losses	(5,561)	(6,064)
Net	10,667	12,193
Other receivables	521	867
Allowance for expected credit losses	(240)	(231)
Net	281	636
Total trade and other receivables	10,948	12,829

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)   Related parties

	2023	2024
State-owned enterprises	1,875	1,935
Indosat	303	738
Government agencies	587	732
PT Indonusa Telemedia ("Indonusa")	386	386
Others (each below Rp100 billion)	443	409
Total	3,594	4,200
Allowance for expected credit losses	(1,237)	(1,195)
Net	2,357	3,005

(ii)  Third parties

	2023	2024
Individual and business subscribers	11,093	12,881
Overseas international carriers	1,541	1,176
Total	12,634	14,057
Allowance for expected credit losses	(4,324)	(4,869)
Net	8,310	9,188

b.    By age

	2023			2024
		Allowance for	Expected		Allowance for	Expected
		expected credit	credit		expected credit	credit
	Gross	losses	loss rate	Gross	losses	loss rate
Not past due	7,020	386	5.5%	7,319	417	5.7%
Past due up to 3 months	2,758	369	13.4%	3,602	329	9.1%
Past due more than 3 to 6 months	1,215	313	25.8%	1,305	285	21.8%
Past due more than 6 months	5,235	4,493	85.8%	6,031	5,033	83.5%
Total	16,228	5,561		18,257	6,064

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific from the customers and the economic environment. The Group does not apply a distinction between related party and third-party receivables in assessing amounts past due. As of December 31, 2023 and 2024, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp4,033 billion and Rp5,291 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.    By currency

	2023	2024
Rupiah	13,701	15,775
U.S. Dollar	2,360	2,180
Singapore Dollar	143	273
Others	24	29
Total	16,228	18,257
Allowance for expected credit losses	(5,561)	(6,064)
Net	10,667	12,193

d.    Movements in the allowance for expected credit losses

	2023	2024
Beginning balance	5,623	5,561
Allowance for expected credit losses	513	904
Receivables written-off	(575)	(401)
Ending balance	5,561	6,064

The receivables written-off relates to both related parties and third parties trade receivables.

Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2023 and 2024, certain trade receivables of the subsidiaries amounting to Rp1,248 billion and Rp2,137 billion, respectively, have been pledged as collateral under lending agreements (Notes 19 and 20c).

7.    CONTRACT ASSETS

The breakdown of contract assets is as follows:

	2023	2024
Contract assets	2,877	2,603
Allowance for expected credit losses	(147)	(25)
Net	2,730	2,578
Current	(2,704)	(2,449)
Non-current	26	129

Management believes that the allowance for expected credit losses is adequate to cover losses on uncollectible contract assets.

Refer to Note 31 for details of related party transactions.

8.   INVENTORIES

Inventories, all recognized at net realizable value, consist of:

	2023	2024
SIM cards and prepaid vouchers	791	676
Others (each below Rp100 billion)	260	480
Total	1,051	1,156
Provision for obsolescence	(54)	(60)
Net	997	1,096

Management believes the provision is adequate to cover losses from the decline in inventory value due to obsolescence.

The inventories recognized as expenses included in operations, maintenance, and telecommunication service expenses in 2022, 2023 and 2024 amounted to Rp747 billion, Rp797 billion, and Rp584 billion, respectively (Note 26).

There were no inventories pledged as collateral under lending agreements as of December 31, 2023 and 2024.

As of December 31, 2023 and 2024, modules (part of property and equipment) and components held by the Group with book value amounting to Rp96 billion and RpNil, respectively, have been insured against fire, theft, and other specific risks. The total sum insured as of December 31, 2023 and 2024 amounted to Rp94 billion and RpNil, respectively.

Management believes the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

9.   OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	2023	2024
Prepaid frequency license fees - current portion (Note 33c.i)	6,173	6,245
Advances	768	451
Prepaid salaries	276	281
Prepaid rent	71	129
Others (each below Rp100 billion)	442	446
Total	7,730	7,552

10.  CONTRACT COSTS

Movements of contract costs for the years ended December 31, 2023 and 2024 are as follows:

	2023
	Cost to obtain	Cost to fulfill	Total
At January 1, 2023	1,554	858	2,412
Addition current year	461	610	1,071
Amortization during the year	(374)	—	(374)
Expense during the year	—	(704)	(704)
Impairment	—	(184)	(184)
At December 31, 2023	1,641	580	2,221
Current	(427)	(226)	(653)
Non-current	1,214	354	1,568

	2024
	Cost to obtain	Cost to fulfill	Total
At January 1, 2024	1,641	580	2,221
Addition current year	479	1,318	1,797
Amortization during the year	(454)	—	(454)
Expense during the year	—	(831)	(831)
Impairment	—	(3)	(3)
At December 31, 2024	1,666	1,064	2,730
Current	(407)	(727)	(1,134)
Non-current	1,259	337	1,596

11.  LONG-TERM INVESTMENTS

The breakdown of long-term investment is as follows:

	2023	2024
Financial instruments
At fair value through profit or loss:
Equity	7,537	7,797
Convertible bonds	491	377
At fair value through other comprehensive income:
Equity	25	27
Convertible bonds	—	24
	8,053	8,225
Associates
PT Jalin Pembayaran Nusantara ("Jalin")	105	110
Others	4	—
	109	110
Total long-term investments	8,162	8,335

Investments in equity at fair value through profit or loss are long-term investments in the form of shares in various start-up companies engaged in information and technology. The Group does not have significant influence in these start-up companies.

Investments in equity at fair value through profit or loss include:

(i)	Telkomsel’s investment in PT GoTo Gojek Tokopedia Tbk. (“GOTO”)

As of December 31, 2023 dan 2024, Telkomsel assessed the fair value of the investment in GOTO using level 1 based on GOTO’s market value of Rp86 per share and Rp70 per share, respectively. The total unrealized loss from changes in fair value of Telkomsel’s investment in GOTO as of December 31, 2023 and 2024, amounted to Rp119 billion and Rp380 billion, respectively. These amounts were presented as unrealized loss on changes in fair value of investments in the consolidated statements of profit or loss.

(ii)	Investments by MDI in several start-up entities engaged in the information and technology sector

In 2023 and 2024, the additional investments by MDI amounted to Rp338 billion and Rp100 billion, respectively. The fair value of MDI's investments using level 3. The total unrealized gain (loss) from changes in fair value of MDI’s investments as of December 31, 2023 and 2024, amounted to (Rp 514 billion) and Rp483 billion, respectively. These amounts were presented as unrealized gain (loss) arising from changes in fair value of investments in the consolidated statements of profit or loss.

Detailed information regarding the level 1 and level 3 fair value measurement techniques is disclosed in Note 34.

Investments in convertible bonds at fair value through profit or loss represent long-term investments owned by Telkomsel and MDI in the form of convertible bonds in various start-up companies engaged in information and technology. These convertible bonds provide the holders with an option to convert the bonds into shares upon maturity, in accordance with the agreed terms and conditions. In the event that the conversion option is not exercised, the bondholders are entitled to receive the principal repayment of the bonds.

The unrecognized share in losses in other investments cumulatively as of December 31, 2022, 2023 and 2024 was amounting to Rp346 billion, Rp328 billion and Rp323 billion, respectively.

12. PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	December 31,			Reclassifications/	December 31,
	2022	Additions	Deductions	Translations	2023
At cost:
Directly acquired assets
Buildings	18,947	569	(34)	114	19,596
Leasehold improvements	1,571	28	(14)	90	1,675
Switching equipment	20,083	582	(309)	(720)	19,636
Telegraph, telex, and data communication equipment	1,583	—	—	—	1,583
Transmission installation and equipment	171,106	5,839	(3,562)	7,281	180,664
Satellite, earth station, and equipment	10,804	137	—	—	10,941
Cable network	74,695	5,762	(6)	(3,682)	76,769
Power supply	23,276	722	(768)	1,118	24,348
Data processing equipment	20,954	557	(218)	600	21,893
Other telecommunication peripherals	10,402	468	—	217	11,087
Office equipment	2,625	96	(18)	(7)	2,696
Vehicles	605	48	(56)	(4)	593
Other equipment	51	1	—	1	53
Property under construction	4,598	18,049	—	(16,407)	6,240
Total	361,300	32,858	(4,985)	(11,399)	377,774

Accumulated depreciation:
Directly acquired assets
Buildings	6,228	649	(11)	(48)	6,818
Leasehold improvements	1,207	141	(6)	(30)	1,312
Switching equipment	14,100	1,967	(309)	(1,637)	14,121
Telegraph, telex, and data communication equipment	1,582	—	—	—	1,582
Transmission installation and equipment	97,335	12,171	(3,372)	(1,787)	104,347
Satellite, earth station, and equipment	6,041	746	—	(61)	6,726
Cable network	22,510	3,215	(6)	(5,326)	20,393
Power supply	16,890	1,861	(758)	(606)	17,387
Data processing equipment	15,490	2,093	(217)	(1,217)	16,149
Other telecommunication peripherals	6,067	1,659	—	(26)	7,700
Office equipment	2,073	285	(18)	(204)	2,136
Vehicles	242	48	(31)	(3)	256
Other equipment	44	3	—	—	47
Total	189,809	24,838	(4,728)	(10,945)	198,974
Net book value	171,491				178,800

	December 31,				Reclassifications/	December 31,
	2023	Acquisition	Additions	Deductions	Translations	2024
At cost:
Directly acquired assets
Buildings	19,596	—	221	(32)	1,122	20,907
Leasehold improvements	1,675	—	40	(94)	174	1,795
Switching equipment	19,636	—	228	(1,090)	696	19,470
Telegraph, telex, and data communication equipment	1,583	—	—	(1,578)	—	5
Transmission installation and equipment	180,664	—	1,393	(9,972)	10,085	182,170
Satellite, earth station, and equipment	10,941	—	50	(114)	3,918	14,795
Cable network	76,769	314	4,731	(15)	(224)	81,575
Power supply	24,348	—	559	(730)	1,427	25,604
Data processing equipment	21,893	—	332	(1,577)	1,292	21,940
Other telecommunication peripherals	11,087	—	412	(4)	743	12,238
Office equipment	2,696	0	84	(74)	13	2,719
Vehicles	593	0	15	(42)	(36)	530
Other equipment	53	—	3	—	4	60
Property under construction	6,240	—	16,368	(31)	(19,647)	2,930
Total	377,774	314	24,436	(15,353)	(433)	386,738

Accumulated depreciation:
Directly acquired assets
Buildings	6,818	—	650	(27)	20	7,461
Leasehold improvements	1,312	—	128	(86)	(7)	1,347
Switching equipment	14,121	—	1,756	(1,088)	6	14,795
Telegraph, telex, and data communication equipment	1,582	—	—	(1,578)	—	4
Transmission installation and equipment	104,347	—	11,713	(9,787)	48	106,321
Satellite, earth station, and equipment	6,726	—	719	(114)	46	7,377
Cable network	20,393	—	3,383	(15)	36	23,797
Power supply	17,387	—	2,014	(710)	29	18,720
Data processing equipment	16,149	—	2,031	(1,545)	(103)	16,532
Other telecommunication peripherals	7,700	—	1,517	(1)	—	9,216
Office equipment	2,136	—	278	(68)	(62)	2,284
Vehicles	256	—	38	(27)	(17)	250
Other equipment	47	—	4	—	(2)	49
Total	198,974	—	24,231	(15,046)	(6)	208,153
Net book value	178,800					178,585

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

a.    Gain on sale of property and equipment

	2022	2023	2024
Proceeds from sale of property and equipment	526	100	717
Net book value	(129)	(16)	(59)
Gain on sale of property and equipment	397	84	658

b.    Others

(i)	During 2023 and 2024, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2023 and 2024.
(ii)	Interest capitalized to property under construction amounted to Rp79 billion, Rp124 billion, and Rp98 billion for the years ended December 31, 2022, 2023, and 2024, respectively. The capitalization rate used to determine the number of borrowing costs eligible for capitalization ranged from 5.63% to 7.90%, 2.50% to 8.24%, and 1.50% to 6.10% for the years ended December 31, 2022, 2023, and 2024, respectively.
(iii)	No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2022, 2023, and 2024.
(iv)	In 2022, 2023, and 2024, the Group obtained proceeds from the insurance claim on lost and damaged property and equipment, with a total value of Rp299 billion, Rp199 billion, and Rp143 billion, respectively, and were recorded as part of “Other income - net” in the consolidated statements of profit or loss and other comprehensive income. In 2022, 2023, and 2024, the net carrying values of these assets, amounted to Rp270 billion, Rp185 billion, and Rp114 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.
(v)	As of December 31, 2023 and 2024, the Group’s property and equipment with a net carrying amount (before intercompany eliminations and adjustments) of Rp175,519 billion and Rp178,692 billion, respectively, were insured against fire, theft, earthquake and other specified risks, including business interruption. The total blanket policies as of December 31, 2023 and 2024, amounted to Rp41,045 billion and Rp44,143 billion, HK$10 million and HK$10 million, SG$373 million and SG$219 million, respectively. The total policies for first loss basis as of December 31, 2023 and 2024, amounted to Rp2,750 billion and Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.
(vi)	As of December 31, 2023 and 2024, the percentage of completion of property under construction was approximately 74.09% and 53.29%, respectively, of the total contract value, Rp5,836 billion and Rp3,064 billion are recorded as expenditures in property under construction, respectively. The estimated completion dates are until December 2025 and December 2026, respectively. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network, and power supply. Management believes that there is no impediment to the completion of the construction in progress.
(vii)	As of December 31, 2023 and 2024, all assets owned by the Company have been pledged as collateral for bonds (Note 20b) while certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp3,076 billion and Rp2,190 billion, respectively, have been pledged as collaterals under borrowing agreements (Notes 19 and 20c).
(viii)	As of December 31, 2023 and 2024, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp85,564 billion and Rp89,480 billion, respectively. The Group is currently conducting modernization of network assets to replace the fully depreciated property and equipment.

(ix)	In 2023 and 2024, the total fair values of buildings of the Group amounted to Rp23,276 billion and Rp23,650 billion, respectively.

13.  LEASES

a.	The Group as a lessee

The Group leases several assets including land rights, building, transmission installation and equipment, vehicles, and others which used in operations, which generally have lease term between 1 and 50 years.

The carrying amounts of right-of-use assets recognized and the movements during the year are as follows:

			Transmission
			installation and
	Land rights	Buildings	equipment	Vehicles	Others	Total
As at January 1, 2023	5,448	542	14,887	520	134	21,531
Additions	1,764	156	7,477	227	893	10,517
Deductions and reclassifications	(42)	(88)	(2,837)	8	1	(2,958)
Depreciation expense	(1,036)	(148)	(3,469)	(236)	(177)	(5,066)
As at December 31, 2023	6,134	462	16,058	519	851	24,024
Additions	1,738	198	7,340	241	920	10,437
Deductions and reclassifications	(152)	(1)	(368)	(2)	(16)	(539)
Depreciation expense	(1,110)	(192)	(3,615)	(266)	(268)	(5,451)
As at December 31, 2024	6,610	467	19,415	492	1,487	28,471

The carrying amounts of the lease liabilities and the movements during the year are as follows:

	2023	2024

As at January 1	18,473	20,302
Accretion of interest	1,015	1,348
Additions (Note 36a)	10,407	10,424
Deductions	(9,593)	(8,149)
As at December 31	20,302	23,925
Current	(5,458)	(5,447)
Non-current	14,844	18,478

The maturity analysis of lease payments is as follows:

	2023	2024
No later than a year	6,513	6,640
Later than 1 year and no later than 5 years	11,460	14,184
Later than 5 years	6,429	8,411
Total lease payments	24,402	29,235
Interest	(4,100)	(5,310)
Net present value of lease payments	20,302	23,925
Current	(5,458)	(5,447)
Non-current	14,844	18,478

In 2023 and 2024, the total fair values of land rights of the Group amounted to Rp28,097 billion and Rp29,612 billion, respectively.

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments.

The following are the amounts recognized in profit or loss:

	2023	2024
Depreciation expense of right-of-use assets	5,066	5,451
Expense relating to short-term leases	3,743	3,689
Interest expense on lease liabilities	1,015	1,348
Expense relating to leases of low-value assets	27	4

b.	The Group as a lessor

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 28 years and with expiry dates between 2025 and 2037. Periods may be extended based on the agreement by both parties.

The minimum amount of future lease payments and receipts for operating lease agreements are as follows:

	2023	2024
No later than 1 year	5,099	6,222
Later than 1 year and no later than 5 years	9,412	8,502
Later than 5 years	5,098	3,518
Total	19,609	18,242

14. OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2023	2024
Prepaid taxes - net of current portion (Note 28a)	967	2,149
Prepaid frequency license fees - net of current portion (Note 33c.i)	1,987	1,594
Prepaid expenses	984	1,056
Claims for tax refund - net of current portion (Note 28b)	639	669
Security deposits	159	234
Advances	368	205
Others (each below Rp100 billion)	329	301
Total	5,433	6,208

15.  INTANGIBLE ASSETS

The details of intangible assets are as follows:

				Other intangible
	Goodwill	Software	License	assets	Total
Gross carrying amount:
Balance, December 31, 2022	1,492	19,779	620	1,491	23,382
Additions	—	2,763	69	206	3,038
Deductions	—	(890)	(130)	—	(1,020)
Reclassifications/translations	—	(10)	(9)	(3)	(22)
Balance, December 31, 2023	1,492	21,642	550	1,694	25,378
Accumulated amortization and impairment losses:
Balance, December 31, 2022	(394)	(13,616)	(152)	(918)	(15,080)
Amortization	—	(2,321)	(58)	(94)	(2,473)
Impairment	(11)	—	—	—	(11)
Deductions	—	890	2	—	892
Reclassifications/translations	—	13	8	4	25
Balance, December 31, 2023	(405)	(15,034)	(200)	(1,008)	(16,647)
Net book value	1,087	6,608	350	686	8,731

				Other intangible
	Goodwill	Software	License	assets	Total
Gross carrying amount:
Balance, December 31, 2023	1,492	21,642	550	1,694	25,378
Additions	—	3,415	94	9	3,518
Deductions	(18)	(4,489)	—	—	(4,507)
Reclassifications/translations	—	(37)	3	—	(34)
Balance, December 31, 2024	1,474	20,531	647	1,703	24,355
Accumulated amortization and impairment losses:
Balance, December 31, 2023	(405)	(15,034)	(200)	(1,008)	(16,647)
Amortization	—	(2,515)	(76)	(71)	(2,662)
Impairment	(77)	—	—	—	(77)
Deductions	11	4,472	—	—	4,483
Reclassifications/translations	—	(9)	(1)	—	(10)
Balance, December 31, 2024	(471)	(13,086)	(277)	(1,079)	(14,913)
Net book value	1,003	7,445	370	624	9,442

(i)	Goodwill resulted from the acquisition by Mitratel, Metranet, Metra, Sigma, TDE, and Telkomsat amounted to Rp467 billion, Rp220 billion, Rp93 billion, Rp78 billion, Rp77 billion, and Rp68 billion, respectively. Deduction of goodwill resulted from divestment of BDI (Note 1e.vi).
(ii)	As of December 31, 2024, the impairment of goodwill arising from Digiserve and MNDG amounted to Rp64 billion and Rp13 billion, respectively. The impairment losses are presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.
(iii)	The remaining amortization periods of software for the years ended December 2022, 2023, and 2024 are from 1 to 6 years, respectively. The amortization expense is presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.
(iv)	As of December 31, 2023 and 2024, the cost of fully amortized intangible assets that are still utilized in operations amounted to Rp10,604 billion and Rp8,345 billion, respectively.

16. TRADE AND OTHER PAYABLES

This account consists of the following:

	2023	2024
Trade payables	18,608	15,336
Other payables	441	454
Total trade and other payables	19,049	15,790

The breakdown of trade payables is as follows:

	2023	2024
Related parties
Radio frequency usage charges, concession fees, and Universal Service Obligation (“USO”) charges	2,399	2,631
Purchases of equipments, materials, and services	430	382
Payables to other telecommunication providers	161	248
Sub-total	2,990	3,261
Third parties
Purchases of equipments, materials, and services	12,742	9,725
Payables to other telecommunication providers	2,876	2,350
Sub-total	15,618	12,075
Total	18,608	15,336

Trade payables by currency are as follows:

	2023	2024
Rupiah	15,929	13,217
U.S. Dollar	2,537	2,059
Others	142	60
Total	18,608	15,336

Terms and conditions of the trade and other payables:

a.	The Group's trade payables and other payables are non-interest bearing and normally settled within 1 year term.
b.	Refer to Note 31c for details on related party transactions.
c.	Refer to Note 34b.v for the Group's liquidity risk management.

GSD, Telkom Akses, and Mitratel entered into supply chain financing with several banks. Those facilities can be used by the GSD, Telkom Akses and Mitratel's supplier to obtain payment of invoices that have been approved to be paid by the bank in accordance with certain terms and conditions. As of December 31, 2023 and 2024, the carrying amount of liabilities under supplier finance arrangement is as follows:

	2023	2024
Liabilities under supplier finance arrangement	257	475
Total amount of which the supplier has received payment from finance provider	257	473
Range of payment due dates	1-3 month	1-3 month

There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement in either period. There were non-cash transfers from trade payables to liabilities under the supplier finance arrangement in 2023 and 2024 amounted to Rp61 billion and Rp115 billion, respectively.

17.  ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2023	2024
Operation, maintenance, and telecommunication service	5,813	6,424
Salaries and benefits	3,909	3,856
General, administrative, and marketing expenses	3,114	3,665
Interest and bank charges	243	247
Total	13,079	14,192

Refer to Note 31 for details of related party transactions.

18.  CONTRACT LIABILITIES

The breakdown of contract liabilities is as follows:

a.	Current

	2023	2024
Advances from customers for Mobile	3,267	3,285
Advances from customers for Enterprise	1,587	2,306
Advances from customers for WIB	1,291	1,322
Advances from customers for Consumer	244	244
Advances from customers for others	459	581
Total	6,848	7,738

b.	Non-Current

	2023	2024
Advances from customers for WIB	795	948
Advances from customers for Consumer	705	602
Advances from customers for Enterprise	251	247
Advances from customers for others	840	687
Total	2,591	2,484

Movements of contract liabilities for the years ended December 31, 2023 and 2024 are as follows:

	2023	2024
At January, 1	7,856	9,439
Deferred during the year	7,878	7,631
Recognized as revenue during the year	(6,295)	(6,848)
At December, 31	9,439	10,222
Current	(6,848)	(7,738)
Non-Current	2,591	2,484

Refer to Note 31 for details of related party transactions.

19.  SHORT-TERM BANK LOANS

	Outstanding
Lenders	2023	2024
Related parties
Bank Mandiri	4,013	3,755
BNI	903	1,799
Sub-total	4,916	5,554
Third parties
PT Bank HSBC Indonesia ("HSBC")	2,547	2,440
MUFG Bank ("MUFG")	1,155	1,805
Bank of China	—	1,000
PT Bank DBS Indonesia ("DBS")	440	440
PT Bank Maspion Indonesia Tbk. ("Bank Maspion")	—	167
UOB Indonesia	500	100
Others	92	19
Sub-total	4,734	5,971
Total	9,650	11,525

Other significant information relating to short-term bank loans as of December 31, 2024 is as follows:

			Total
			facility
			(in			Interest rate per
	Borrower	Currency	billions)*	Maturity date	Interest rate	annum	Security**
Bank Mandiri
2020 - 2023	Finnet, PST	Rp	600	February 21, 2025 - April 28, 2025	Monthly, Quarterly	1 month JIBOR + 1.30% 3 months JIBOR + 1.25%	None
2021 - 2022	Nutech, Mitratel	Rp	3,550	July 25, 2025 - September 27, 2025	Monthly	6.00% - 9.00%	Trade receivables and property and equipment
BNI
2014 - 2024	Sigma, GSD, Mitratel	Rp	1,350	May 29, 2025 - January 9, 2026	Monthly	6.00% - 8.50%	Trade receivables and property and equipment
2017 - 2021	Infomedia, Metranet, Telkom Infra	Rp	1,135	February 18, 2025 - June 6, 2025	Monthly	1 month JIBOR + 1.75% - 2.50%	Trade receivables
HSBC
2014	Sigma[a]	Rp	400	November 6, 2025	Monthly	Under BLR 7.40%	Trade receivables
2018 - 2023	Sigma, Metra, PINS, Metranet, Telkomsat, GSD, TDE	Rp	2,723	January 20, 2025 - October 4, 2025	Monthly, Quarterly	1 month JIBOR + 0.35% - 0.80% 3 months JIBOR + 2.00%	None
MUFG
2018 - 2019	Infomedia, Metra, GSD, Telkom Infra, Telkomsat	Rp	2,176	March 27, 2025 - October 31, 2025	Monthly, Quarterly	1 month JIBOR + 0.25% - 0.80% 3 months JIBOR + 0.25% -0.80%	None
Bank of China
2020	The Company	Rp	1,000	October 23, 2025	Quarterly	4.90%	None
DBS
2018	Telkom Infra, Infomedia	Rp	440	July 31, 2025	Monthly	1 month JIBOR + 1.20%	None
Bank Maspion
2023	Metranet	Rp	170	January 26, 2025	Monthly	7.25%	None
UOB Indonesia
2016	Finnet	Rp	500	July 31, 2025	Monthly	1 month JIBOR + 1.75%	None

*   In original currency

** Refer to Note 6 and Note 12 for details of trade receivables and property and equipment pledged as collateral.

a   Unsettled loan will be automatically extended.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and must maintain certain level of financial ratios. As of December 31, 2024, the Group has complied with all covenants regarding these financial ratios, except for Sigma which its current ratio and debt service coverage ratio are still lower than required. As of December 31, 2024, the Group obtained waiver for loan amounting to Rp758 billion from HSBC for the non-fulfillment financial ratios in Sigma. The waiver from HSBC was received on December 18, 2024 and effective for the 12 months after reporting period.

The credit facilities were obtained by the Group for working capital purposes.

20. LONG-TERM LOANS AND OTHER BORROWINGS

Current maturities of long-term loans and other borrowings consist of the following:

	Notes	2023	2024
Two-step loans	20a	84	—
Bonds and medium-term notes ("MTN")	20b	548	2,347
Bank loans	20c	9,282	13,519
Other borrowings	20d	362	—
Total		10,276	15,866

Long-term loans and other borrowings consist of the following:

	Notes	2023	2024
Bonds and MTN	20b	4,795	2,696
Bank loans	20c	22,978	22,822
Total		27,773	25,518

Scheduled principal payments as of December 31, 2024 are as follows:

	Year
	Notes	Total	2026	2027	2028	2029	Thereafter
Bonds and MTN	20b	2,696	—	—	—	—	2,696
Bank loans	20c	22,822	6,867	4,894	4,134	3,732	3,195
Total		25,518	6,867	4,894	4,134	3,732	5,891

a.   Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		2023		2024
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	768	84	—	—
Total			84		—
Current maturities			(84)		—
Long-term portion			—		—

		Principal payment	Interest payment	Interest rate per
Lenders	Currency	schedule	period	annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%

In 2024, the Company has paid the outstanding loan.

b.   Bonds and MTN

	Outstanding
Bonds and MTN	2023	2024
Bonds
Bonds Telkom 2015
Series B	2,100	2,100
Series C	1,200	1,200
Series D	1,500	1,500
Bonds Mitratel 2024	—	240
Sukuk Mitratel 2024	—	10
MTN
MTN Mitratel 2023	550	—
Total	5,350	5,050
Unamortized debt issuance cost	(7)	(7)
Long-term portion	5,343	5,043
Current maturities	(548)	(2,347)
Long-term portion	4,795	2,696

i.	Bonds

(a)Bonds Telkom 2015

						Interest payment	Interest rate
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	period	per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all the Company’s assets, movable or non-movable, either existing or in the future (Note 12b.vii). The underwriters of the bonds are PT Bahana TCW Management Investment (“Bahana TCW”), PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia Tbk. and the trustee is Bank Permata. The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

As of December 31, 2024, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(i)    Debt to equity ratio should not exceed 2:1;

(ii)    EBITDA to interest ratio should not be less than 4:1;

(iii)    Debt service coverage is at least 125%.

As of December 31, 2024, the Company has complied with the above-mentioned ratio.

(b)Bonds Mitratel 2024

On July 4, 2024, Mitratel issued shelf register bonds phase I amounting Rp240 billion. Bonds has annual interest rate 6.50% that will be paid quarterly. Bonds will mature on July 14, 2025.

BTN was appointed as trustee for the issuance of the Bonds. The rating of the Bonds issued by PT Pemeringkat Efek Indonesia is idAAA.

(c)Sukuk Mitratel 2024

On July 4, 2024, Mitratel issued sukuk Ijarah shelf register phase I amounting Rp10 billion. Sukuk has annual interest rate 6.50% that will be paid quarterly. Sukuk will mature on July 14, 2025.

BTN was appointed as trustee for the issuance of Sukuk. The rating of Sukuk issued by PT Pemeringkat Efek Indonesia is AAAsy.

ii.	MTN

On September 26, 2023, Mitratel issued MTN amounting to Rp550 billion which will be used to support the provision of funds for credit refinancing, with annual interest rate 6.20%, that already fully paid on October 26, 2024.

c.    Bank loans

		2023		2024
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
Bank Mandiri	Rp	—	3,453	—	6,355
BNI	Rp	—	6,182	—	6,030
BSI	Rp	—	509	—	2,083
BRI	Rp	—	955	—	1,475
Sub-total			11,099		15,943
Third parties
BCA	Rp	—	10,170	—	9,755
DBS	Rp	—	1,500	—	4,800
Bank of China	Rp	—	1,400	—	1,900
Bank CIMB Niaga	Rp	—	2,110	—	1,710
	US$	4	60	6	99
Bank Permata	Rp	—	1,313	—	1,021
HSBC	Rp	—	625	—	1,000
Bank Danamon	Rp	—	273	—	110
Syndication of banks	Rp	—	2,500	—	—
	US$	10	160	4	60
PT Bank ANZ Indonesia ("Bank ANZ")	Rp	—	110	—	22
BJB	Rp	—	500	—	—
MUFG	Rp	—	500	—	—
Others	Rp	—	13	—	3
	MYR	9	29	7	27
Sub-total			21,263		20,507
Total			32,362		36,450
Unamortized debt issuance cost			(102)		(109)
			32,260		36,341
Current maturities			(9,282)		(13,519)
Long-term portion			22,978		22,822

Other significant information relating to bank loans as of December 31, 2024 is as follows:

				Current
			Total	period	Principal	Interest
			facility	payment	payment	payment	Interest rate
	Borrower	Currency	(in billions)*	(in billions)*	schedule	period	per annum	Security**
Bank Mandiri
2018 - 2024	The Company, GSD, PST, Telkomsel, Mitratel	Rp	13,975	8,339	2020 - 2031	Quarterly	3 months JIBOR + 0.25% - 1.50%	None
BNI
2013 - 2024	The Company, TLT, Sigma, Mitratel, UMT	Rp	14,175	1,607	2018 - 2033	Monthly, Quarterly	1 month JIBOR + 2.25%; 3 months JIBOR + 0.25% - 1.70%	Trade receivables and property and equipment
2024	Mitratel	Rp	2,000	—	2024 - 2031	Monthly	7.00%	None
BSI
2024	Mitratel	Rp	2,292	208	2024 - 2029	Semi- annually	7.82%	None
BRI
2019 - 2023	The Company, Mitratel	Rp	3,000	434	2021 - 2030	Quarterly	3 months JIBOR + 0.75%	None
BCA
2020 - 2023	The Company, PST, GSD	Rp	9,186	1,660	2020 - 2031	Quarterly	3 months JIBOR + 1.00% - 1.50%	None
2020 - 2024	The Company, Mitratel	Rp	9,500	596	2024 - 2030	Quarterly	6.75% - 7.00%	None
DBS
2021	Mitratel	Rp	3,500	700	2022 - 2028	Quarterly	3 months JIBOR + 1.20%	None
2023 - 2024	The Company, Mitratel	Rp	7,000	—	2024 - 2031	Quarterly	6.50% - 6.90%	None
Bank of China
2019	Telkomsel	Rp	1,900	1,400	2021 - 2025	Monthly	4.90%	None
Bank CIMB
Niaga
2019 - 2022	PINS, Mitratel	Rp	2,300	391	2022 - 2029	Quarterly	3 months JIBOR + 1.30% - 1.95%	None
2021 - 2022	Telin	US$	0	—	2024 - 2030	Semi- annually	6 months SOFR + 1.82%	None
Bank Permata
2020 - 2022	Mitratel	Rp	2,000	292	2021 - 2029	Quarterly	3 months JIBOR + 1.30%	None
HSBC
2021 - 2023	Mitratel	Rp	1,250	125	2023 - 2030	Quarterly	3 months JIBOR + 0.50% - 1.85%	None
Bank Danamon
2022	Mitratel	Rp	636	182	2022 - 2025	Quarterly	3 months JIBOR + 1.50%	None
2024	SSI	Rp	24	1	2024 - 2029	Monthly	8.75%	None
Syndication of banks
2018	Telin	US$	0	0	2020 - 2025	Semi- annually	6 months SOFR + 1.55%	None
Bank ANZ
2015	GSD, PINS	Rp	440	100	2020 - 2025	Quarterly	3 months JIBOR + 1.40% - 2.00%	None

*In original currency

**	Refer to Notes 6 and Notes 12 for details of trade receivables and property and equipment pledged as collaterals.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2024, the Group has complied with all covenants regarding these financial ratios, except for TLT, Sigma, and GSD which its current ratio and debt service coverage ratio are still lower than required. As of December 31, 2024, the Group obtained waiver from lenders for the non-fulfillment financial ratios in TLT, Sigma, and GSD for loan amounting Rp660 billion, Rp106 billion, and Rp231 billion, respectively. Waivers from BNI and BCA were received on December 10, 2024, December 12, 2024, and December 31, 2024, respectively, except for GSD’s bank loan from Bank Mandiri that did not receive before December 31, 2024, so that the entire balance of GSD’s long-term loan amounting to Rp13 billion has been classified as short-term. The waivers are effective for the 12 months after reporting period.

The credit facilities were obtained by the Group for working capital purposes and investment purposes.

As of December 31, 2024, the Group had Rp45,762 billion and US$73 million of undrawn committed borrowing facilities available.

d.    Other borrowings

	Outstanding
Lenders	2023	2024
PT Sarana Multi Infrastruktur (Persero)	362	—
("Sarana Multi Infrastruktur")
Unamortized debt issuance cost	0	—
Total	362	—
Current maturities	(362)	—
Long-term portion	—	—

In 2024, the Company and Telkomsat have paid the outstanding of other borrowing.

21. NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2023	2024
Non-controlling interests in net assets of subsidiaries:
Telkomsel	11,016	10,949
Mitratel	9,101	8,435
Others (each below Rp100 billion)	542	874
Total	20,659	20,258

	2022	2023	2024
Non-controlling interests in profit (loss) of subsidiaries:
Telkomsel	6,476	7,096	6,454
Mitratel	504	568	595
Others	4	(23)	65
Total	6,984	7,641	7,114

Material partly-owned subsidiaries

The non-controlling interests which are considered material to the Company are the non-controlling interests in Telkomsel and Mitratel. On December 31, 2024 and 2023, the non-controlling interest in Telkomsel holds 30.10% and Mitratel holds 28.16%.

The summarized financial information of Telkomsel and Mitratel are provided below. These information are based on amounts before intercompany eliminations and adjustments.

Summarized statements of financial position:

	Telkomsel		Mitratel
	2023	2024	2023	2024
Current assets	20,505	19,374	3,420	3,446
Non-current assets	91,871	97,591	53,576	54,684
Current liabilities	(39,743)	(40,986)	(11,077)	(12,292)
Non-current liabilities	(42,251)	(45,194)	(11,900)	(12,466)
Total equity	30,382	30,785	34,019	33,372
Attributable to:
Owners of the parent company	19,366	19,836	24,918	24,937
Non-controlling interests	11,016	10,949	9,101	8,435

Summarized statements of profit or loss and other comprehensive income:

	Telkomsel			Mitratel
	2022	2023	2024	2022	2023	2024
Revenues	89,039	102,372	113,340	7,729	8,595	9,217
Operation expenses	(59,332)	(71,819)	(83,768)	(4,567)	(4,949)	(5,050)
Other expenses – net	(5,375)	(2,280)	(2,136)	(1,195)	(1,501)	(1,899)
Profit before income tax	24,332	28,273	27,436	1,967	2,145	2,268
Income tax expense – net	(5,805)	(6,418)	(5,369)	(175)	(128)	(156)
Profit for the year	18,527	21,855	22,067	1,792	2,017	2,112
Other comprehensive income (loss) – net	145	78	355	(1)	2	1
Total comprehensive income for the year	18,672	21,933	22,422	1,791	2,019	2,113

Attributable to non-controlling interests	6,476	7,096	6,454	504	568	595
Dividends paid to non-controlling interests	9,784	9,267	6,627	272	484	407

Summarized statements of cash flows:

	Telkomsel			Mitratel
	2022	2023	2024	2022	2023	2024
Operating	42,970	41,693	38,939	6,020	5,162	6,632
Investing	(8,652)	(14,302)	(14,932)	(10,893)	(6,504)	(3,490)
Financing	(30,783)	(28,601)	(25,631)	(7,921)	(4,118)	(3,436)
Net increase (decrease) in cash and cash equivalents	3,535	(1,210)	(1,624)	(12,794)	(5,460)	(294)

22. CAPITAL STOCK

The details of capital stock are as follows:

	2023
		Percentage of	Total paid-in
Description	Number of shares	ownership	capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	3,973,451,980	4.02	199
Directors (Note 1b):
Ririek Adriansyah	6,016,355	0	0
Bogi Witjaksono	4,130,400	0	0
Afriwandi	4,172,900	0	0
Heri Supriadi	4,170,400	0	0
F.M. Venusiana R.	7,806,900	0	0
Herlan Wijanarko	4,172,900	0	0
Muhamad Fajrin Rasyid	4,130,400	0	0
Budi Setyawan Wijaya	4,585,400	0	0
Honesti Basyir	370,544	0	0
Commissioners (Note 1b):
Isa Rachmatarwata	1,968,000	0	0
Marcelino Rumambo Pandin	1,968,000	0	0
Ismail	1,968,000	0	0
Arya Mahendra Sinulingga	2,014,800	0	0
Rizal Mallarangeng	1,968,000	0	0
Public (individually less than 5%)	43,436,968,061	43.89	2,174
Total	99,062,216,600	100.00	4,953

	2024
		Percentage of	Total paid-in
Description	Number of shares	ownership	capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,185,694,580	4.23	209
Directors (Note 1b):
Ririek Adriansyah	9,336,755	0	0
Bogi Witjaksono	6,952,700	0	0
Afriwandi	6,995,200	0	0
Heri Supriadi	7,242,700	0	0
F.M. Venusiana R.	10,629,200	0	0
Herlan Wijanarko	6,995,200	0	0
Muhamad Fajrin Rasyid	6,952,700	0	0
Budi Setyawan Wijaya	7,407,700	0	0
Honesti Basyir	3,250,844	0	0
Commissioners (Note 1b):
Isa Rachmatarwata	3,312,700	0	0
Marcelino Rumambo Pandin	3,312,700	0	0
Ismail	3,312,700	0	0
Arya Mahendra Sinulingga	3,359,500	0	0
Rizal Mallarangeng	3,312,700	0	0
Silmy Karim	1,344,700	0	0
Public (individually less than 5%)	43,190,450,461	43.68	2,164
Total	99,062,216,600	100.00	4,953

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

Pursuant to the AGM of Stockholders of the Company as stated in Notarial Deed No. 73 dated May 30, 2023 of Ashoya Ratam, S.H., M.Kn., the Company's stockholders approved the distribution of cash dividend for 2022 amounting to Rp16,603 billion (Rp167.59 per share). The Company paid cash dividend on July 5, 2023.

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 04 dated May 3, 2024 of Ashoya Ratam, S.H., M.Kn., the Company's stockholders approved the distribution of cash dividend for

2023 amounting to Rp17,683 billion (Rp178.50 per share). The Company paid cash dividend on May 29, 2024.

As of December 31, 2024, all of the Company's Series B shares have been listed on the IDX and 41,856,946 ADS or equivalent to 4,185,694,580 Series B have been listed on the NYSE.

23. BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp20,736 billion, Rp24,427 billion, and Rp23,611 billion by the weighted average number of shares outstanding during the year totaling to 99,062,216,600 shares for the years ended December 31, 2022, 2023 and 2024, respectively.

Basic earnings per share amounted to Rp209.32, Rp246.58 and Rp238.35 for the year ended December 31, 2022, 2023 and 2024, respectively. The Company does not have potentially dilutive financial instruments for the years ended December 31, 2022, 2023 and 2024.

24. REVENUES

The Group derives revenues in the following major product lines:

						Consolidated
2022	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues
Cellular	11,905	—	—	147	—	12,052
Fixed lines	—	757	604	175	—	1,536
Total telephone revenues	11,905	757	604	322	—	13,588
Interconnection revenues	285	—	—	8,187	—	8,472
Data, internet, and information technology service revenues
Cellular data and internet	69,006	—	—	—	—	69,006
Internet, data communication, and information technology services	—	308	7,750	2,228	—	10,286
SMS	4,260	—	49	—	—	4,309
Others	9	—	1,733	860	207	2,809
Total data, internet, and information technology service revenues	73,275	308	9,532	3,088	207	86,410
Network revenues	3	—	1,438	937	—	2,378
IndiHome revenues	—	25,232	2,788	—	—	28,020
Other services
Call center service	—	—	1,139	25	—	1,164
Manage service and terminal	—	—	1,156	1	—	1,157
E-health	—	—	729	—	—	729
E-payment	20	—	454	—	—	474
Others	5	52	1,309	280	664	2,310
Total other services	25	52	4,787	306	664	5,834
Total revenues from contract with customer	85,493	26,349	19,149	12,840	871	144,702
Revenues from lessor transactions	—	—	—	2,604	—	2,604
Total revenues	85,493	26,349	19,149	15,444	871	147,306
Adjustments and eliminations	—	5	12	(2)	(632)
Total external revenues as reported in note operating segment	85,493	26,354	19,161	15,442	239

						Consolidated
2023	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues
Cellular	8,022	—	—	172	—	8,194
Fixed lines	—	332	450	117	—	899
Total telephone revenues	8,022	332	450	289	—	9,093
Interconnection revenues	293	—	—	8,774	—	9,067
Data, internet, and information technology service revenues
Cellular data and internet	73,187	—	—	—	—	73,187
Internet, data communication, and information technology services	268	85	8,167	2,379	—	10,899
SMS	3,345	—	35	—	—	3,380
Others	34	—	2,010	1,098	212	3,354
Total data, internet, and information technology service revenues	76,834	85	10,212	3,477	212	90,820
Network revenues	4	—	1,212	1,266	—	2,482
IndiHome revenues	—	25,992	2,793	—	—	28,785
Other services
Call center service	—	—	1,264	—	—	1,264
Manage service and terminal	—	—	908	12	—	920
E-health	—	—	761	—	—	761
E-payment	—	—	496	—	—	496
Others	138	27	1,401	318	858	2,742
Total other services	138	27	4,830	330	858	6,183
Total revenues from contract with customer	85,291	26,436	19,497	14,136	1,070	146,430
Revenues from lessor transactions	—	—	—	2,786	—	2,786
Total revenues	85,291	26,436	19,497	16,922	1,070	149,216
Adjustments and eliminations	—	6	11	6	(668)
Total external revenues as reported in note operating segment	85,291	26,442	19,508	16,928	402

						Consolidated
2024	Mobile	Consumer	Enterprise	WIB	Others	revenue
Telephone revenues
Cellular	6,077	—	—	183	—	6,260
Fixed lines	—	—	397	82	—	479
Total telephone revenues	6,077	—	397	265	—	6,739
Interconnection revenues	363	—	—	8,824	—	9,187
Data, internet, and information technology service revenues
Cellular data and internet	72,639	—	—	—	—	72,639
Internet, data communication, and information technology services	—	11	11,327	2,766	—	14,104
SMS	3,791	—	14	—	—	3,805
Others	134	—	1,746	1,064	846	3,790
Total data, internet, and information technology service revenues	76,564	11	13,087	3,830	846	94,338
Network revenues	3	—	1,462	1,714	—	3,179
IndiHome revenues	—	26,262	—	—	—	26,262
Other services
E-payment	14	—	1,286	—	—	1,300
Call center service	—	—	1,255	—	—	1,255
Manage service and terminal	—	1	1,039	5	—	1,045
E-health	—	—	767	—	—	767
Others	379	36	1,291	333	827	2,866
Total other services	393	37	5,638	338	827	7,233
Total revenues from contract with customer	83,400	26,310	20,584	14,971	1,673	146,938
Revenues from lessor transactions	—	—	—	3,029	—	3,029
Total revenues	83,400	26,310	20,584	18,000	1,673	149,967
Adjustments and eliminations	—	2	9	2	(595)
Total external revenues as reported in note operating segment	83,400	26,312	20,593	18,002	1,078

Management expects that most of the transaction price allocated to the unsatisfied contracts as of December 31, 2024 will be recognized as revenue during the next reporting periods. Unsatisfied performance obligations as of December 31, 2024, which management expects to be realised within one year is Rp8,279 billion, and more than one year is Rp3,498 billion.

The Group entered into non-cancellable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment, and land and building with terms ranging from 1 to 28 years and with expiry dates between 2025 and 2037. Periods may be extended based on the agreement by both parties.

Refer to Note 31 for details of related party transactions.

25.  PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2022	2023	2024
Salaries and related benefits	9,360	9,674	9,457
Vacation pay, incentives, and other benefits	3,835	4,159	4,214
Pension and other post-employment benefits (Note 29)	1,585	1,764	1,691
Early retirement program	0	0	1,186
LSA expense (Note 30)	92	289	226
Others	35	41	33
Total	14,907	15,927	16,807

Refer to Note 31 for details of related party transactions.

26.  OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2022	2023	2024
Operation and maintenance	22,746	23,057	24,365
Radio frequency usage charges (Note 33c.i)	6,510	7,412	7,687
Leased lines and Customer Premises Equipment("CPE")	3,530	3,462	3,422
Concession fees and USO charges (Note 16)	2,601	2,836	2,933
Electricity, gas, and water	904	877	1,097
Cost of SIM cards, vouchers, and sales of peripherals (Note 8)	747	797	584
Project management	400	489	427
Insurance	230	269	308
Vehicles rental and supporting facilities	343	308	271
Others (each below Rp100 billion)	173	211	108
Total	38,184	39,718	41,202

Refer to Note 31 for details of related party transactions.

27.  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2022	2023	2024
General expenses	2,259	2,446	2,448
Allowance for expected credit losses trade receivables (Note 6)	567	513	904
Professional fees	1,097	996	855
Training, education, and recruitment	371	461	453
Traveling	421	443	421
Meeting	312	334	390
Social contribution	218	232	233
Collection expenses	173	195	194
Others (each below Rp100 billion)	436	479	327
Total	5,854	6,099	6,225

Refer to Note 31 for details of related party transactions.

28.  TAXATION

a.    Prepaid income taxes

	2023	2024
The Company - Corporate income tax	271	641
Subsidiaries - Corporate income tax	699	1,554
Total	970	2,195
Current portion	(3)	(46)
Non-current portion (Note 14)	967	2,149

b.    Prepaid other taxes

The breakdown of prepaid other taxes is as follows:

	2023	2024
The Company:
VAT	164	168
Article 21 - Individual income tax	2	154
Article 22 - Withholding tax on goods delivery and imports	0	0
Article 23 - Withholding tax on service delivery	238	260
Subsidiaries:
VAT	2,145	2,782
Article 4(2) - Final tax	1	17
Article 21 - Individual income tax	—	7
Article 23 - Withholding tax on service delivery	14	79
Total	2,564	3,467
Current portion	(1,925)	(2,798)
Non-current portion (Note 14)	639	669

c.    Current income tax liabilities

The breakdown of current income tax liabilities is as follows:

	2023	2024
The Company:
Article 25 - Installment of corporate income tax	122	78
Subsidiaries:
Article 25 - Installment of corporate income tax	539	587
Article 29 - Corporate income tax	1,672	203
Total	2,333	868

d.    Other tax liabilities

The breakdown of other tax liabilities is as follows:

	2023	2024
The Company:
Income taxes
Article 4(2) - Final tax	33	11
Article 21 - Individual income tax	102	1
Article 22 - Withholding tax on goods delivery and imports	2	1
Article 23 - Withholding tax on services	24	45
Article 26 - Withholding tax on non-resident income	0	0
VAT	170	109
VAT - Tax collector	163	114
Sub-total	494	281

Subsidiaries:
Income taxes
Article 4(2) - Final tax	317	644
Article 21 - Individual income tax	182	160
Article 22 - Withholding tax on goods delivery and imports	9	6
Article 23 - Withholding tax on services	152	33
Article 26 - Withholding tax on non-resident income	10	178
VAT	399	473
VAT - Tax collector	629	650
Sub-total	1,698	2,144
Total	2,192	2,425

e.    The components of consolidated income tax expense (benefit) are as follows:

	2022	2023	2024
Current
The Company	2,134	1,271	905
Subsidiaries	7,125	7,525	6,730
Sub-total	9,259	8,796	7,635
Deferred
The Company	(102)	504	608
Subsidiaries	(447)	(513)	190
Sub-total	(549)	(9)	798
Net income tax expense	8,710	8,787	8,433

f.    Reconciliation of income tax expense

The details of the net income tax expense for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024
Estimated taxable income of the Company	11,039	6,340	4,200
Corporate Income Tax:
Current corporate income tax expense:
The Company	2,098	1,205	798
Subsidiaries	7,125	7,524	6,730
Current income tax expense of previous year:
Final tax expense
The Company	36	66	107
Subsidiaries	—	1	—
Total income tax expense - current	9,259	8,796	7,635

Income tax expense (benefit) - deferred effect of temporary differences at enacted maximum tax rates
The Company
Net periodic pension and other post-employment benefits costs	25	196	34
Leases	(1)	0	(1)
Accrued expenses	—	—	24
Addition to deferred installation fee	(20)	(1)	(4)
Allowance for expected credit losses	10	54	61
Provision for employee benefits	96	(7)	23
Amortization of intangible assets, land rights and others	(1)	(6)	(13)
Depreciation and gain or loss on disposal or sale of property and equipment	(174)	285	481
Others	(37)	(17)	3
Net	(102)	504	608
Telkomsel
Fair value measurement of other financial instruments	(542)	(7)	8
Leases	58	200	23
Allowance for expected credit losses	35	(61)	(119)
Amortization of license	(6)	25	3
Provision for employee benefits	(33)	(168)	(160)
Contract liabilities	—	(217)	30
Contract cost	—	(5)	(23)
Other financial instruments	234	(41)	150
Depreciation and gain or loss on disposal or sale of property and equipment	(178)	(122)	133
Net	(432)	(396)	45
Subsidiaries - other - net	(15)	(117)	145
Net income tax benefit - deferred	(549)	(9)	798
Income tax expense - net	8,710	8,787	8,433

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2022	2023	2024
Profit before income tax consolidation	36,430	40,855	39,158
Less consolidated income subject to final tax - net	(5,807)	(11,010)	(7,598)
	30,623	29,845	31,560
Income tax expense calculated at the Company’s applicable statutory tax rate	5,818	5,671	5,996
Difference in applicable statutory tax rate for subsidiaries	699	626	798
Non-deductible expenses	1,994	2,183	1,239
Final income tax expense	36	67	107
Deferred tax adjustment	(508)	(203)	(4)
Unrecognized deferred tax	(61)	177	8
Others	732	266	289
Net income tax expense	8,710	8,787	8,433

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

The Company applied the tax rate of 19% for the years ended December 31, 2022, 2023 and 2024. The subsidiaries applied the tax rate of 22% for the years ended December 31, 2022, 2023 and 2024.

The Company has submitted its Annual Corporate Income Tax Return for the 2023 fiscal year on April 30, 2024, to the Tax Authority in accordance with the applicable tax regulations.

g.    Tax assessments

(i)   The Company

In the year ended December 31, 2023, the Company received a number of tax assessments and rulings. The Company received a tax assessment from the VAT audit for the period of May 2020 and has received a restitution of Rp0.3 billion and has approved and charged a tax assessment of Rp0.7 billion to the 2023 income statement. The Company also received Supreme Court Decision number 1365/B/PK/Pjk/2023 which rejected the Directorate General of Taxes ("DGT")'s request for a judicial review of the 2015 Corporate Income Tax dispute, with the Decision, all types of taxes for 2015 have permanent legal force. In addition, the Company received a Tax Audit Notification Letter for Corporate Income Tax and Withholding/Collection Income Tax for 2019 and 2020, VAT for 2020 (except for the May Period) and for all types of taxes for 2021. Until the period ending on December 31, 2023, there were no tax assessments for which objections and/or appeals were filed.

In the year ended December 31, 2024, the Company received a number of tax assessments from tax audits for the 2019, 2020 and 2021 fiscal years, where from all of these tax assessments the Company received a net refund of Rp7.7 billion after being deducted by other types of tax collection and assessment letters. The Company disagreed and submitted an approval for the tax assessment of Rp35.7 billion. In addition to the restitution from the tax audit results, the Company also received a restitution of Rp37.9 billion for the decision to approve the cancellation of the 2015 and 2016 VAT Tax Collection Letters.

In July 2024, the Company received a Field Audit Notification Letter for all types of taxes in 2023. In September 2024, the Company received a VAT Field Audit Notification Letter for 2022. As of the date of issuance of this financial report, the tax audit process is still ongoing.

(ii)   Telkomsel

As of December 31, 2024 and 2023, Telkomsel has a number of tax assessments that are in the appeal process. The details of claims for tax refund, both associated with tax assessments or that have not been determined by the Tax Authority, including tax assessment exposure that are not accompanied by tax claims by Telkomsel, are as follows:

	2024			2023
	Appeal	Others	Total	Appeal	Others	Total
Claims for tax refund which are not yet
confirmed by the Tax Authority
Corporate Income Tax
2024 fiscal year	—	791	791	—	—	—

Tax assessment with claims for tax refund
Corporate Income Tax
2018 fiscal year	35	—	35	35	—	35
2015 fiscal year	294	—	294	294	—	294
2014 fiscal year	2	—	2	2	—	2
Withholding tax
2015 fiscal year	—	0	0	—	0	0
VAT
2014 fiscal year	—	—	—	—	0	0
	331	791	1,122	331	0	331
Tax assessment with no associated claims for tax refund
Corporate Income Tax
2014 fiscal year	35	—	35	35	—	35

As of December 31, 2023, Telkomsel received official verdicts from Supreme Court in February to May 2023, which fully rejected the judicial review claimed by the Tax Authorities for the Tax Court’s verdicts on appeal for 2014 and 2015 fiscal year VAT amounting to Rp8 billion and Rp24 billion, respectively. Therefore, these cases have been legally enforced (“in-kracht”) and no additional tax payables for 2014 and 2015 fiscal years VAT. In October 2023, Telkomsel also received objection decision letters from Tax Authorities, which partially accepted Telkomsel’s objection for withholding and VAT as well as rejected the entire Telkomsel’s objection for corporate income tax; both were related to 2018 fiscal year. As the result, Telkomsel has fully received tax refund amounting to Rp22 billion and charged the rejected portion of withholding and VAT amounting to Rp0.20 billion as expense in 2023 consolidated statement of profit or loss.

As of December 31, 2024, Telkomsel received a number of tax examination notification letters for 2019, 2021, 2022 and 2023 fiscal year. On September 30, 2024, Telkomsel received underpayment SKP amounting to Rp6 billion (including penalty amounting to Rp2 billion) for 2019 fiscal year Prepaid VAT, where Telkomsel acted as the VAT Collector. Telkomsel accepted the entire tax assessment result and compensated the tax underpayments amounting to Rp4 billion to prepaid VAT under prevailing tax regulation and booked an additional tax expenses for the penalty. As of the authorization date of these consolidated financial statements, the tax examinations for the remaining fiscal years are still in progress.

Management believes that Telkomsel has a strong case to defend its position. Telkomsel determines an allowance related to the tax assessments is not necessary.

h.    Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	Deferred tax asset and liabilities		(Charged) credited to
	in financial position		profit or loss
	2023	2024	2023	2024
The Company
Allowance for expected credit losses	831	770	(54)	(61)
Net periodic pension and other
post-employment benefit costs	822	781	(196)	(34)
Difference between accounting and tax bases of property and equipment	430	(51)	(285)	(481)
Provision for employee benefits	299	276	7	(23)
Deferred installation fee	21	25	1	4
Land rights, intangible assets and others	29	42	6	13
Accrued expenses	24	—	—	(24)
Leases	—	1	1	1
Others	76	73	17	(3)
Total deferred tax assets - net	2,532	1,917	(503)	(608)

Telkomsel
Provision for employee benefits	1,385	1,445	168	160
Allowance for expected credit losses	205	324	61	119
Contract liabilities	400	370	217	(30)
Fair value measurement of financial instruments	—	(8)	7	(8)
Difference between accounting and tax bases of property and equipment	62	(71)	122	(133)
Leases	(976)	(998)	(201)	(23)
License amortization	(171)	(174)	(25)	(3)
Contract cost	(46)	(23)	5	23
Other financial instruments	125	(25)	41	(150)
Deferred tax assets of Telkomsel - net	984	840	395	(45)
Deferred tax assets of the other subsidiaries - net	704	680	(70)	(15)
Deferred tax liabilities of the other subsidiaries - net	(841)	(992)	187	(130)

Deferred tax income (expense)			9	(798)
Total deferred tax assets - net	4,220	3,437

As of December 31, 2022, 2023 and 2024, the aggregate amounts of temporary differences associated with investments in subsidiaries for which deferred tax liabilities are not recognized were Rp23,652 billion, Rp79,511 billion and Rp84,079 billion, respectively.

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

i.    Administration

In June 2023, the Government issued Minister of Finance Regulation No. 66/PMK.03/2023 concerning Income Tax Treatment of Reimbursement or Compensation in Relation to Work or Services Received or Obtained in Kind and/or Enjoyment. The Company ensures administrative and legal aspects of transactions and builds intensive coordination between related units to implement these rules.

In December 2023, the Government issued Government Regulation No. 58 of 2023 concerning Income Tax Withholding Rates Article 21 on Income in Connection with Work, Services or Activities of Individual Taxpayers as well as Regulation of the Minister of Finance No. 168 of 2023 concerning Guidelines for Implementing Tax Deductions on Income in Connection with Work, Services or Individual Activities which will comes into effect from January 1, 2024. With this provision, there is a change in the mechanism for calculating Income Tax Article 21 for Employees which previously used progressive rates in accordance with Article 17 of the Law. The Income Tax Law uses the average effective rate (TER) for Article 21 Income Tax deductions as regulated in the government regulation. The Company ensures that there is intensive coordination between related units to implement these regulations.

In December 2023, the Government issued Regulation of the Minister of Finance No. 172 of 2023 concerning the Application of the Principle of Fairness and Business Custom in Transactions Influenced by Special Relationships which will be the basis for preparing transfer pricing documents starting from the 2024 tax year.

In December 2024, the Government issued the Decree of the Minister of Finance No. 465 concerning the Implementation of the Core Tax Administration System and the Regulation of the Minister of Finance concerning Tax Provisions in the Framework of the Implementation of the Core Tax Administration System No. 81 of 2024, which is effective on January 1, 2025. The Company ensures coordination with related units, the IT Team and the tax authorities so that the tax administration process carried out through the Core Tax Administration System application runs smoothly.

In response to the implementation of the Organisation for Economic Co-operation and Development (“OECD”) Pillar Two framework, on December 31, 2024, Indonesian Government implemented Pillar Two framework through Regulation of the Minister of Finance No. 136/2024 (PMK 136/2024). The Pillar Two model rules as implemented under PMK 136/2024 will take effect for fiscal years beginning on or after January 1, 2025.

Various countries have enacted or intend to enact tax legislation to comply with Pillar Two model rules, including Indonesia. The Group is within the scope of PMK 136/2024, which did not impact 2024 consolidated financial statements but may impact the Group’s consolidated financial statements from January 1, 2025, onward.

PMK 136/2024 applies new taxing mechanisms under which a Multinational Enterprises (“MNE”) would pay a top-up tax in a jurisdiction whenever the effective tax rate, determined on a jurisdictional basis under the Pillar Two rules is below a 15% minimum rate. PMK 136/2024 sets out the mechanics for determining which entity or entities in an MNE Group should apply the top-up tax and the portion of such tax that is charged to each relevant entity.

For the year ended December 31, 2024, the Group has applied amendment to IAS 12: Income Taxes, which provides mandatory temporary exception from recognizing or disclosing deferred taxes related to Pillar Two rules such that there is no impact to the 2024 consolidated financial statements. The future impact of Pillar Two rules for the Group is currently not reasonably estimable.

The Pillar Two model rules are complex, and the Group is still in the process of assessing potential impact to the consolidated financial statements, if any. Based on currently available information, the Group does not expect any material impact to the consolidated financial statements.

29.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2023	2024
Pension benefit and other post-employment benefit obligations
Pension benefit
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	3,666	3,543
Additional pension benefit obligation	29a.i.a.ii	44	42
The Company - unfunded	29a.i.b	258	215
Telkomsel	29a.ii	4,726	4,950
Projected pension benefit obligations		8,694	8,750
Net periodic post-employment health care benefit	29b	1,470	1,550
Other post-employment benefit	29c	244	175
Long service employee benefit	29d	1	1
Obligation under the Labor Law	29e	1,005	1,064
Total		11,414	11,540

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income are as follows:

	Notes	2022	2023	2024
Pension benefit cost
The Company – funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	577	629	518
Additional pension benefit obligation	29a.i.a.ii	37	3	3
The Company – unfunded	29a.i.b	58	54	(27)
Telkomsel	29a.ii	596	633	663
Total periodic pension benefit cost		1,268	1,319	1,157
Net periodic post-employment health care benefit cost	25,29b	213	205	282
Other post-employment benefit cost	25,29c	25	22	20
Long service employee benefit cost	25,29d	1	1	0
Obligation under the Labor Law	25,29e	78	217	232
Total		1,585	1,764	1,691

The amounts recognized in OCI are as follows:

	Notes	2022	2023	2024
Defined benefit plan actuarial gain (loss)
The Company – funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	467	(524)	72
Additional pension benefit obligation	29a.i.a.ii	(7)	1	1
The Company – unfunded	29a.i.b	55	246	(53)
Telkomsel	29a.ii	218	91	420
Others		1	0	0
Post-employment health care benefit cost	29b	851	(1,265)	202
Other post-employment benefit	29c	14	(2)	6
Long service employee benefit	29d	—	—	0
Obligation under the Labor Law	29e	13	41	107
Sub-total		1,612	(1,412)	755
Deferred tax effect at the applicable tax rates	28h	(148)	23	(120)
Defined benefit plan actuarial gain (loss) – net of tax		1,464	(1,389)	635

The following table presents the changes in projected pension benefit obligations and post-employment health care benefit obligations, changes in pension benefit and post-employment health care benefit plan assets, funded status of the pension plan and post-employment health care benefit plan, and net amount recognized in the consolidated statements of financial position as of December 31, 2023 and 2024, under the defined benefit pension plan:

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

The following table presents the changes in projected pension benefit obligations and post-employment health care benefit obligations, changes in pension benefit and post-employment health care benefit plan assets, funded status of the pension plan and post-employment health care benefit plan, and net amount recognized in the consolidated statements of financial position as of December 31, 2023 and 2024, under the defined benefit pension plan (continued):

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2024	23,718	(20,052)	5,796	(1,070)	14,624	(13,154)	9,862

Service costs	279	—	346	—	—	—	625
Transferred employees costs	(2)	1	2	(2)	—	—	(1)
Interest costs (income)	1,533	(1,304)	381	(65)	966	(866)	645
Plan administration cost	(115)	115	—	1	—	182	183
Additional welfare benefits	34	—	—	—	—	—	34
Cost recognized in the consolidated statement of profit or loss	1,729	(1,188)	729	(66)	966	(684)	1,486

Actuarial (gain) loss on:
Experience adjustments	(609)	—	(121)	—	65	—	(665)
Changes in demographic assumptions	(1)	—	—	—	0	—	(1)
Changes in financial assumptions	(491)	—	(314)	—	(863)	—	(1,668)
Return on plan assets (excluding amount included in net interest expense)	—	1,029	—	15	—	596	1,640
Cost recognized in OCI	(1,101)	1,029	(435)	15	(798)	596	(694)

Employer’s contributions	—	(558)	—	(18)	—	—	(576)
Pension plan participants’ contributions	13	(13)	1	(1)	—	—	—
Benefits paid from plan assets	(1,948)	1,948	(2)	1	(640)	640	(1)
Benefits paid by employer	(34)	—	—	—	—	—	(34)
Balance, December 31, 2024	22,377	(18,834)	6,089	(1,139)	14,152	(12,602)	10,043
Projected pension benefit obligation at end of year	3,543		4,950		1,550		10,043

The following table presents the changes in unfunded projected pension benefit obligations, additional pension benefit obligations, other post-employment benefit obligations and obligations under the Labor Law, changes in additional pension benefit plan assets, and net amount recognized in the consolidated statements of financial position as of December 31, 2023 and 2024, under the defined benefit pension plan:

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

The following table presents the changes in unfunded projected pension benefit obligations, additional pension benefit obligations, other post-employment benefit obligations and obligations under the Labor Law, changes in additional pension benefit plan assets, and net amount recognized in the consolidated statements of financial position as of December 31, 2023 and 2024, under the defined benefit pension plan (continued):

					The Company
	The Company				and its subsidiaries
			Other
		Additional	post-employment	Long service	Obligations
		pension benefit	benefit	employee	under
	Unfunded	obligations	obligations	benefit	the Labor Law	Total
Balance, January 1, 2024	258	44	244	1	1,005	1,552
Service costs	9	0	6	0	204	219
Past service costs	—	—	1	—	18	19
Interest costs	14	3	13	—	10	40
Transferred employees costs	(0)	(0)	(0)	—	(0)	—
Early retirement settlement costs	(50)	—	0	(0)	(0)	(50)
Cost recognized in the consolidated statement of profit or loss	(27)	3	20	—	232	228

Actuarial (gain) loss recognized in OCI	53	(1)	(6)	(0)	(107)	(61)
Benefits paid by employer	(69)	(4)	(83)	—	(62)	(218)
Divestment	—	—	—	—	(4)	(4)
Balance, December 31, 2024	215	42	175	1	1,064	1,497

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

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp1,635 billion and Rp558 billion, for the years ended December 31, 2023 and 2024, respectively.

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

As of December 31, 2023 and 2024, plan assets consist of:

	2023		2024
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	564	—	921	—
Equity instruments:
Financials	1,815	—	1,265	—
Consumer non-cyclicals	99	—	48	—
Basic material	278	—	203	—
Infrastructures	748	—	510	—
Energy	162	—	146	—
Technology	41	—	91	—
Industrials	269	—	239	—
Consumer cyclicals	521	—	448	—
Properties and real estate	113	—	110	—
Healthcare	211	—	175	—
Transportation and logistic	7	—	4	—
Equity-based mutual fund	379	—	193	—
Fixed income instruments:
Corporate bonds	—	2,469	—	2,034
Government bonds	10,350	—	10,608	—
Fixed income mutual funds	—	101	—	66
MTN	—	100	—	100
Asset-backed securities	—	13	—	7
Sukuk	—	1,063	—	935
Non-public equity:
Direct placement	—	374	—	377
Property	—	188	—	202
Others	—	366	—	356
Total	15,557	4,674	14,961	4,077

Pension plan assets include Series B shares issued by the Company with fair values totaling Rp457 billion and Rp294 billion, representing 2.28% and 1.54% of total plan assets as of December 31, 2023 and 2024, respectively, and bonds issued by the Company with fair value totaling Rp345 billion and Rp338 billion, representing 1.72% and 1.78% of total plan assets as of December 31, 2023 and 2024, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp1,768 billion and Rp275 billion for the years ended December 31, 2023 and 2024, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio ("FSR") is above 105%. Based on Dapen’s financial statements as of December 31, 2024, Dapen's FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan.

Based on the Company regulations issued on September 30, 2022, regarding the Pension Fund Regulations from the Telkom Pension Fund, the Company stipulates those retirees who quit other than because of Disciplinary Punishment, Early Retirement, and at their own request and receive Pension Benefits of less than Rp1 million per month are given increase in monthly Pension Benefits to Rp1 million. In 2023 and 2024, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp50 billion and Rp34 billion, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2022, with reports dated March 18, 2023 by KKA I Gde Eka Sarmaja, FSAI and Partner and as of December 31, 2023 and 2024 with report dated March 1, 2024 and March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024
Discount rate	7.25%	6.75%	7.00%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2019	2019	2019

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

The actuarial valuation for additional pension benefit was performed based on the measurement date as of December 31, 2022, with reports dated March 18, 2023 by KKA I Gde Eka Sarmaja, FSAI and Partner and as of December 31, 2023 and 2024 with report dated March 1, 2024 and March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024
Discount rate	7.25%	6.75%	7.00%
Indonesian mortality table	2019	2019	2019

Additional pension benefit obligation has been set aside since 2018 according to the approval by the Oversight Board. As of December 31, 2024, there are no additional obligations set aside because the requirements for recognizing additional benefits as mentioned above have not been fulfilled.

(b)  Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees. The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial

Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp50 billion and Rp52 billion for the years ended December 31, 2023 and 2024, respectively.

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

The actuarial valuation for the unfunded defined benefit pension plan was performed based on the measurement date as of December 31, 2022, with reports dated March 8, 2023 by KKA I Gde Eka Sarmaja, FSAI and Partner and as of December 31, 2023 and 2024 with report dated March 1, 2024 and March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024
Discount rate	7.00% - 7.25%	6.75%	7.00%
Rate of compensation increases	6.10% - 8.00%	6.10% - 8.00%	6.00% - 8.00%
Indonesian mortality table	2019	2019	2019

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

The pension benefits are paid based on the participating employee’s latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% of their basic salaries to the pension fund. Telkomsel’s contribution to the pension fund for the year ended December 31, 2024 was amounting to Rp18 billion (2023: Rp21 billion).

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2022, with reports dated February 28, 2023 by KKA Halim and Partner, an independent actuary in association with Milliman and as of December 31, 2023 and 2024 with report dated March 5, 2024 and March 6, 2025, respectively, by KKA Halim and Partner, an independent actuary in association with Milliman. The principal actuarial assumptions used by the independent actuary as of December 31, 2022, 2023 and 2024, are as follows:

	2022	2023	2024
Discount rate	6.75% - 7.25%	6.70%	7.10%
Rate of compensation increases	6.10% - 8.00%	7.50% - 8.00%	7.25% - 8.00%
Indonesian mortality table	2019	2019	2019

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

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the years ended December 31, 2023 and 2024. As of December 31, 2023 and 2024, plan assets consist of:

	2023		2024
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	392	—	375	—
Equity instruments:
Financials	1,468	—	1,070	—
Consumer non-cyclicals	115	—	78	—
Basic material	260	—	197	—
Infrastructures	618	—	517	—
Energy	156	—	164	—
Technology	24	—	43	—
Industrials	261	—	242	—
Consumer cyclicals	395	—	355	—
Properties and real estate	110	—	96	—
Healthcare	147	—	118	—
Transportation and logistic	5	—	4	—
Equity-based mutual funds	435	—	313	—
Fixed income instruments:
Government obligations	1,271	—	1,837	—
Corporate obligations	6	—	196	—
Fixed income mutual funds	7,067	—	6,484	—
Exchange Traded Fund (“ETF”)	—	—	24	—
Index mutual funds	—	—	5	—
Unlisted shares:
Private placement	—	448	—	507
Total	12,730	448	12,118	507

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totaling Rp321 billion and Rp217 billion, representing 2.45% and 1.72% of total plan assets as of December 31, 2023 and 2024, respectively. Bonds issued by The Company with a fair value of Rp6 billion and Rp69 billion each represent 0.04% and 0.55% of total assets as of December 31, 2023 and 2024. The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp987 billion and Rp270 billion for the years ended December 31, 2023 and 2024, respectively.

The actuarial valuation for post-employment health care benefit was performed based on the measurement date as of December 31, 2022, with reports dated March 8, 2023 by KKA I Gde Eka Sarmaja, FSAI and Partner and as of December 31, 2023 and 2024 with report dated March 1, 2024 and March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024
Discount rate	7.25%	6.75%	7.00%
Health care costs trend rate assumed for next year	7.00%	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2022	2023	2024
Indonesian mortality table	2019	2019	2019

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

The actuarial valuation for other post-employment benefit was performed based on the measurement date as of December 31, 2022, with reports dated March 8, 2023 by KKA I Gde Eka Sarmaja, FSAI and Partner and as of December 31, 2023 and 2024 with report dated March 1, 2024 and March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024
Discount rate	6.75%	6.50%	7.00%
Indonesian mortality table	2019	2019	2019

d.   Long service employee benefit

The Company provides long service employee benefit to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of December 31, 2023 and 2024 amounted to Rp1 billion and Rp1 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp1 billion and Rp1 billion for the years ended December 31, 2023 and 2024, respectively.

e.   Obligation under the Labor Law

Under Law No. 11 Year 2020, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of December 31, 2023 and 2024 amounted to Rp1,005 billion and Rp1,064 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp78 billion, Rp217 billion, and Rp232 billion for the years ended December 31, 2022, 2023 and 2024, respectively (Note 25). The actuarial gain recognized in OCI amounted to Rp13 billion, Rp41 billion and Rp107 billion for the years ended December 31, 2022, 2023 and 2024, respectively.

f.     Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2023 and 2024 are as follows:

	Expected Benefits Payment
	The Company
	Funded
					Post-		Post-
	Defined	Additional			employment	Other post-	employment
	pension benefit	pension benefit			health care	employment	benefits
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits	UUCK (Telkom)
2023
Within next 10 years	21,044	39	340	8,833	8,929	281	83
Within 10-20 years	15,850	30	79	13,778	13,651	116	426
Within 20-30 years	9,623	16	139	9,184	12,128	70	485
Within 30-40 years	3,630	5	21	439	5,114	3	49
Within 40-50 years	693	1	—	—	819	—	—
Within 50-60 years	53	—	—	—	48	—	—
Within 60-70 years	1	—	—	—	5	—	—
Within 70-80 years	—	—	—	—	1	—	—

Weighted average duration of DBO	8.42 years	8.42 years	5.54 years	9.18 years	12.39 years	4.51 years	11.18 years

2024
Within next 10 years	20,107	39	277	9,404	8,153	202	118
Within 10-20 years	15,035	28	110	13,131	13,311	118	488
Within 20-30 years	8,744	15	212	8,449	13,927	66	610
Within 30-40 years	3,079	5	20	410	7,896	2	41
Within 40-50 years	539	1	—	—	2,142	—	—
Within 50-60 years	37	—	—	—	340	—	—
Within 60-70 years	1	—	—	—	62	—	—
Within 70-80 years	—	—	—	—	7	—	—

Weighted average duration of DBO	8.16 years	8.16 years	6.48 years	8.49 years	13.39 years	5.18 years	10.71 years

g.    Sensitivity Analysis

As of December 31, 2023, and 2024, 1% change in discount rate and rate of compensation would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
2023
Funded:
Defined pension benefit obligation	(2,030)	2,387	235	(224)
Unfunded	(10)	12	13	(12)
Telkomsel	(529)	602	651	(582)
Post-employment health care benefits	(1,609)	1,939	1,845	(1,565)
Other post-employment benefits	(11)	12	3	(3)
Post-employment benefits UUCK (Telkom)	(10)	12	33	(28)

2024
Funded:
Defined pension benefit obligation	(1,809)	2,113	153	(146)
Unfunded	(11)	12	13	(12)
Telkomsel	(502)	568	623	(559)
Post-employment health care benefits	(1,663)	2,031	1,943	(1,624)
Other post-employment benefits	(9)	10	3	(3)
Post-employment benefits UUCK (Telkom)	(12)	14	37	(32)

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

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method amounted to Rp1,153 billion and Rp1,192 billion as of December 31, 2023 and 2024, respectively. The related benefit costs charged to expense amounted to Rp92 billion, Rp289 billion and Rp226 billion for the years ended December 31, 2022, 2023, and 2024, respectively (Note 25).

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

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
State-owned banks	Entities under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, cash in bank, time deposits, loan, and consultant expenses
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, cash in bank, time deposits, loan, consultant expenses, medical expenses, and financing
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, cash in bank, time deposits, and loan
PT Perusahaan Listrik Negara (Persero) (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electrical utility expenses
Indonesia Financial Group	Entity under common control	Property and equipment insurance expenses and personal insurance expenses
Bahana TCW	Entity under common control	Mutual funds
Sarana Multi Infrastruktur	Entity under common control	Other borrowings and finance costs
BTN	Entity under common control	Cash in bank and time deposits
BSI	Entity under common control	Cash in bank, time deposits, and loan
PT Omni Inovasi Indonesia Tbk. (“Omni Inovasi Indonesia”)	Associated company	Distribution of SIM cards and pulse reload voucher
PT Fintek Karya Nusantara (“Finarya”)	Associated company	Marketing expenses and distribution of SIM cards and pulse reload voucher
Indonusa	Associated company	Internet and data service revenues and other telecommunication service revenues
PT Kereta Cepat Indonesia China (“KCIC”)	Other related entity	Other telecommunication service revenues
Padi UMKM	Other related entity

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

The outstanding balances of trade receivables and payables as of December 31, 2023 and 2024 are unsecured and interest-free and the settlement is expected to occur in cash. There have been no guarantees provided or received for any related party receivables or payables. The Group recorded an increase (decrease) in impairment loss from trade receivables of related party amounted to Rp33 billion, Rp91 billion, and (Rp42) billion for the years ended December 31, 2022, 2023, and 2024, respectively.

b.Significant transactions with related parties

The following table presents significant transactions with related parties:

	2022		2023		2024
		% of total		% of total		% of total
	Amount	revenues	Amount	revenues	Amount	revenues
Revenues
Majority stockholder
Ministry of Finance	199	0.14	174	0.12	234	0.16
Entities under common control
Government agencies	3,029	2.06	3,235	2.17	2,506	1.67
Indosat	1,923	1.31	2,195	1.47	2,209	1.47
MoCI	791	0.54	516	0.35	884	0.59
BNI	493	0.33	509	0.34	531	0.35
Pertamina	752	0.51	755	0.51	488	0.33
Bank Mandiri	180	0.12	156	0.10	308	0.21
BRI	104	0.07	190	0.13	228	0.15
Others (each below Rp100 billion)	1,426	0.98	1,006	0.67	430	0.29
Sub-total	8,698	5.92	8,562	5.74	7,584	5.06
Associated companies	6	0.00	8	0.01	0	0.00
Other related entities
KCIC	—	—	87	0.06	357	0.24
Others	52	0.04	43	0.03	47	0.03
Sub-total	52	0.04	130	0.09	404	0.27
Total	8,955	6.10	8,874	5.96	8,222	5.49

	2022		2023		2024
		% of total		% of total		% of total
	Amount	expenses	Amount	expenses	Amount	expenses
Expenses
Entities under common control
MoCI	9,965	9.82	10,300	9.88	10,689	9.94
PLN	2,473	2.44	2,602	2.50	2,779	2.58
Indosat	537	0.53	566	0.54	644	0.60
Indonesia Financial Group	296	0.29	198	0.19	183	0.17
Government agencies	179	0.18	144	0.14	114	0.11
BNI	—	—	143	0.14	112	0.10
Others (each below Rp100 billion)	229	0.23	381	0.36	150	0.14
Sub-total	13,679	13.49	14,334	13.75	14,671	13.64
Associated companies
Finarya	110	0.11	126	0.12	109	0.10
Others	37	0.04	0	0.00	0	0.00
Sub-total	147	0.15	126	0.12	109	0.10
Other related entities
Padi UMKM	626	0.62	561	0.54	508	0.47
Others	98	0.10	94	0.09	77	0.07
Sub-total	724	0.72	655	0.63	585	0.54
Total	14,550	14.36	15,115	14.50	15,365	14.28

	2022		2023		2024
		% of total		% of total		% of total
	Amount	finance income	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	459	52.28	312	29.41	371	27.14
Government agencies	16	1.82	56	5.28	58	4.24
Total	475	54.10	368	34.69	429	31.38

	2022		2023		2024
		% of total		% of total		% of total
	Amount	finance cost	Amount	finance cost	Amount	finance cost
Finance cost
Majority stockholder
Ministry of Finance	10	0.25	5	0.11	1	0.02
Entities under common control
State-owned banks	1,004	24.63	1,111	23.68	1,329	25.45
Sarana Multi Infrastruktur	109	2.67	74	1.58	8	0.15
Sub-total	1,113	27.30	1,185	25.26	1,337	25.60
Total	1,123	27.55	1,190	25.37	1,338	25.62

	2022		2023		2024
		% of total		% of total		% of total
	Amount	revenues	Amount	revenues	Amount	revenue
Distribution of SIM card and voucher
Associated companies
Omni Inovasi Indonesia	981	0.67	467	0.31	371	0.25
Finarya	141	0.10	159	0.11	100	0.07
Total	1,122	0.77	626	0.42	471	0.32

	2023		2024
		% of total		% of total
	Amount	property and equipment purchased	Amount	property and equipment purchased
Purchase of property and equipment
Entities under common control	64	0.19	29	0.12
Total	64	0.19	29	0.12

c.   Balance of accounts with related parties

The following table presents significant transactions with related parties:

	2023		2024
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents (Note 4)	22,173	7.74	27,840	9.30
Other current financial assets (Note 5)	800	0.28	921	0.31
Trade receivables (Note 6)	2,357	0.82	3,005	1.00
Contract assets
Majority stockholder
Ministry of Finance	36	0.01	16	0.01
Entities under common control
Government agencies	293	0.10	327	0.11
Others (each below Rp100 billion)	288	0.10	257	0.09
Sub-total	581	0.20	584	0.20
Associated companies	1	0.00	1	0.00
Other related entities	1	0.00	3	0.00
Total	619	0.21	604	0.21
Other current assets
Entities under common control
MoCI	5,971	2.08	6,028	2.01
Others	35	0.01	133	0.04
Sub-total	6,006	2.09	6,161	2.05
Associated companies	2	0.00	2	0.00
Other related entities	16	0.01	6	0.00
Total	6,024	2.10	6,169	2.05
Other non-current assets
Entities under common control
MoCI	1,987	0.69	1,594	0.53
Others	6	0.00	13	0.00
Total	1,993	0.69	1,607	0.53

	2023		2024
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 16)
Majority stockholder
Ministry of Finance	17	0.01	17	0.01
Entities under common control
MoCI	2,400	1.84	2,631	1.92
Indosat	129	0.10	212	0.15
BNI	120	0.09	170	0.12
Others (each below Rp100 billion)	200	0.15	151	0.11
Sub-total	2,849	2.18	3,164	2.30
Associated companies	40	0.03	20	0.01
Other related entities	84	0.06	60	0.04
Total	2,990	2.28	3,261	2.36

Accrued expenses
Majority stockholder
Ministry of Finance	1	0.00	—	—
Entities under common control
PLN	100	0.08	167	0.12
State-owned banks	39	0.03	81	0.06
Others	37	0.03	42	0.03
Sub-total	176	0.14	290	0.21
Associated companies	—	—	1	0.00
Total	177	0.14	291	0.21

	2023		2024
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Contract liabilities
Majority stockholder
Ministry of Finance	18	0.01	90	0.07
Entities under common control
Government agencies	498	0.38	672	0.49
MoCI	137	0.11	259	0.19
BRI	82	0.06	155	0.11
Others (each below Rp100 billion)	231	0.18	320	0.23
Sub-total	948	0.73	1,406	1.02
Associated companies	14	0.01	7	0.01
Other related entities
KCIC	1,133	0.87	1,113	0.81
Others	2	0.00	3	0.00
Sub-total	1,135	0.87	1,116	0.81
Total	2,115	1.62	2,619	1.91

Short-term bank loans (Note 19)	4,916	3.77	5,554	4.05
Two-step loans (Note 20a)	84	0.06	—	—
Long-term bank loans (Note 20c)	11,099	8.51	15,943	11.62
Other borrowings (Note 20d)	362	0.28	—	—

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

Indosat's owner, Ooredoo, has merged with Tri, CK Hutchison Holdings (“CKHH”) by merging their companies into Indosat Ooredoo Hutchison. With this merger and the latest MoCI Regulation No. 5 of 2021, the Company has amended the interconnection cooperation agreement for fixed-line networks (local, Sambungan Langsung Jarak Jauh ("SLJJ"), and international) and mobile networks on May 30, 2023 in order to implement cost-based tariff obligations based on the 2014 Interconnection Offering Document.

The Company also provides leased lines to Indosat and its subsidiaries, namely PT Aplikanusa Lintasarta (“Lintasarta”). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile, or other telecommunication services.

e.   Remuneration of key management and supervisory personnel

Key management personnel consists of the Board of Directors of the Company and supervisory personnel consists of the Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners along with the leadership and management duties of the Board of Directors. Total of such remuneration is as follows:

	2022		2023		2024
		% of total		% of total		% of total
	Amount	expenses	Amount	expenses	Amount	expenses
Board of Directors	401	0.39	475	0.46	504	0.47
Board of Commissioners	164	0.16	179	0.17	176	0.16

The amounts disclosed in the table above are amounts recognized as general and administration expense during the reporting periods.

32. OPERATING SEGMENTS

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and WIB. The mobile segment provides mobile voice, SMS, value added services, and mobile broadband. The consumer segment provides IndiHome services (bundled service of fixed wireline, pay TV, and internet) and other telecommunication services to residential customers. The enterprise segment provides end-to-end solution to corporate and institutional customers. The WIB segment provides interconnection services, broadband access, information technology services, data, and internet services to other licensed telecommunication operator and international customers. Other segment provides digital content products (music and game), big data, Business-to-Business (“B2B”) Commerce, and financial services to individual and corporate customers. There are no operating segments that have been aggregated to form the reportable segments.

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

Segment revenues and expenses include inter-segment transactions and are accounted at prices that, management believes, represent market prices.

	2022
						Total	Adjustment and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	85,493	26,354	19,161	15,442	239	146,689	617	147,306
Inter-segment revenues	3,344	195	24,646	19,658	2,486	50,329	(50,329)	—
Total segment revenues	88,837	26,549	43,807	35,100	2,725	197,018	(49,712)	147,306
Segment results	26,122	7,579	831	8,925	(1,063)	42,394	(5,964)	36,430
Other information
Capital expenditures	(12,343)	(9,038)	(5,983)	(6,612)	(5)	(33,981)	(165)	(34,146)
Depreciation and amortization	(21,028)	(6,738)	(3,999)	(5,805)	(19)	(37,589)	4,460	(33,129)
Provision recognized in current year	(128)	(434)	(45)	34	(5)	(578)	11	(567)

	2023
						Total	Adjustment and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	85,291	26,442	19,508	16,928	402	148,571	645	149,216
Inter-segment revenues	3,628	165	25,234	20,333	2,014	51,374	(51,374)	—
Total segment revenues	88,919	26,607	44,742	37,261	2,416	199,945	(50,729)	149,216
Segment results	28,693	7,971	602	9,386	(1,188)	45,464	(4,609)	40,855
Other information
Capital expenditures	(12,370)	(6,434)	(5,073)	(8,964)	(11)	(32,852)	(6)	(32,858)
Depreciation and amortization	(21,248)	(5,828)	(3,884)	(6,135)	(18)	(37,113)	4,544	(32,569)
Provision recognized in current year	(231)	(463)	173	(11)	(5)	(537)	24	(513)

	2024
						Total	Adjustment and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	83,400	26,312	20,593	18,002	1,078	149,385	582	149,967
Inter-segment revenues	3,226	50	24,749	21,398	1,657	51,080	(51,080)	—
Total segment revenues	86,626	26,362	45,342	39,400	2,735	200,465	(50,498)	149,967

Segment results	25,977	8,216	443	9,102	(1,051)	42,687	(3,529)	39,158
Other information
Capital expenditures	(11,679)	(5,413)	(2,677)	(4,540)	(8)	(24,317)	(119)	(24,436)
Depreciation and amortization	(20,852)	(5,870)	(3,631)	(6,691)	(16)	(37,060)	4,464	(32,596)
Provision recognized in current year	(110)	(560)	(142)	(37)	(7)	(856)	(48)	(904)

Adjustments and eliminations:

a.	Revenue reconciliation

	2022	2023	2024
Total segment revenues	197,018	199,945	200,465
Revenue from other non-operating segments	617	645	582
Adjustment and inter-segment elimination	(50,329)	(51,374)	(51,080)
Consolidated revenues	147,306	149,216	149,967

b.	Segment results reconciliation

	2022	2023	2024
Total segment results	42,394	45,464	42,687
Loss from other non-operating segments	(1,772)	(2,679)	(2,699)
Adjustment and inter-segment elimination	(1,041)	1,599	3,003
Finance income	878	1,061	1,367
Finance cost	(4,033)	(4,652)	(5,208)
Share of profit (loss) of long-term investment in associates	(87)	1	3
IFRS reconciliation	91	61	5
Consolidated profit before income tax	36,430	40,855	39,158

c.	Capital expenditure reconciliation

	2022	2023	2024
Total segment capital expenditure	(33,981)	(32,852)	(24,317)
Capital expenditure from other non-operating segments	(175)	(116)	(132)
IFRS reconciliation	10	110	13
Consolidated capital expenditure	(34,146)	(32,858)	(24,436)

d.	Depreciation and amortization reconciliation

	2022	2023	2024
Total segment depreciation and amortization	(37,589)	(37,113)	(37,060)
Depreciation and amortization from other non-operating segments	(263)	(250)	(212)
Adjustment and inter-segment elimination	4,597	4,700	4,629
IFRS reconciliation	126	94	47
Consolidated depreciation and amortization	(33,129)	(32,569)	(32,596)

e.	Provision recognized in current year reconciliation

	2022	2023	2024
Total segment provision	(578)	(537)	(856)
Provision recognized from other non-operating segments	(7)	(5)	(37)
Adjustment and inter-segment elimination	18	29	(11)
Consolidated provision recognized in current year	(567)	(513)	(904)

Geographic information:

	2022	2023	2024
External revenues
Indonesia	139,983	141,157	141,062
Abroad	7,323	8,059	8,905
Total	147,306	149,216	149,967

The revenue information above is based on the location of the customers.

There are no revenue from major customer which exceeds 10% of total revenues for the years ended December 31, 2022, 2023, and 2024.

	2023	2024
Non-current operating assets
Indonesia	184,599	185,177
Abroad	2,932	2,850
Total	187,531	188,027

Non-current operating assets for segment reporting purpose consist of property and equipment and intangible assets.

33. SIGNIFICANT COMMITMENTS, AGREEMENTS AND OTHERS

a.   Capital expenditures

As of December 31, 2024, capital expenditures committed under the contractual arrangements are Rp11,272 billion and US$223 million.

The above balance includes the following significant agreements:

Contracting parties	Period of agreement	Significant part of the agreement
Telkomsel and PT Phincon	September 12, 2019 - September 12, 2027	Development and Rollout Agreement ("DRA") and Technical Support Agreement ("TSA") Customer Relationship Management ("CRM") Solution System Integrator
Telkomsel, PT Ericsson Indonesia, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2021 - January 31, 2027	Procurement Agreement for Radio Ultimate Solution ("ROA") and TSA
Telkomsel and PT Sempurna Global Pratama	September 1, 2021 - August 31, 2024*	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsat and Thales Alenia Space France ("TAS")	October 28, 2021 - October 27, 2037	Procurement and Installation Agreement of HTS 113BT Satellite System
Telkomsel and PT Ericsson Indonesia	February 13, 2022 - February 12, 2025	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Lintas Teknologi Indonesia	February 13, 2022 - February 12, 2025	Procurement Agreement for CS Core Solution ROA and TSA
Telkomsel and PT Huawei Tech Investment	March 24, 2022 - March 24, 2025	Procurement Agreement for GGSN
Telkomsat and Space Exploration Technologies Corporation ("SpaceX")	April 19, 2022 - June 30, 2025	Procurement Agreement for Launch Service of HTS 113BT Satellite
TDI and PT Nusacipta Indonesia	July 1, 2024 - June 12, 2025	Pilling and Cut and Fill for Bromo Project
Telkomsel, PT Lintas Teknologi Indonesia, and PT Ericsson Indonesia	September 1, 2024 – August 31, 2027	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	October 8, 2024 - October 7, 2029	Agreement Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development
Telkomsel and PT Application Solutions	October 8, 2024 - October 7, 2029	TSA for OCS and SCP
TDE and PT ZTE Indonesia	October 14, 2024 - October 14, 2027	Contract Agreement of General Contractor (GC) for Delta Project Level-2 Fit Out Works
The Company and PT Master System Infotama	December 9, 2024 - June 6, 2025	Agreement Procurement and Installation for Expand IP Backbone Platform Cisco
The Company and PT ZTE Indonesia	December 12, 2024 - September 25, 2025	Agreement Procurement and Installation for OTN Metro (OTM) Future State Architecture (FSA) - Platform ZTE
The Company and PT Lintas Teknologi Indonesia	December 13, 2024 - June 28, 2025	Agreement Procurement and Installation for OTN Metro (OTM) Future State Architecture (FSA) - Platform Nokia
The Company and PT Packet Systems Indonesia	December 18, 2024 - July 28, 2025	Agreement Procurement and Installation for OTN Metro (OTM) Future State Architecture (FSA) - Platform Huawei
The Company and PT Datacomm Diangraha	December 27, 2024 - June 28, 2025	Procurement and Installation for Multi Service Aggregation (MSA) Platform Nokia
The Company and PT Huawei Tech Investment	December 31, 2024 - June 28, 2025	Agreement Procurement and Installation for Expand MSA, WAG, BNG, and PCEF Wifi Platform Huawei

* As of the authorization date of these consolidated financial statements, Telkomsel is actively engaged in the process of extending the agreement with PT Sempurna Global Pertama

b.   Borrowings and other credit facilities

(i)   As of December 31, 2024, the Company has bank guarantee facilities for tender bonds, performance bonds, maintenance bonds, deposit guarantee, and advance payment bonds for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2026	Rp	10
BNI	500	March 31, 2025	Rp	49
Bank Mandiri	500	June 21, 2025	Rp	180
Total	1,500			239

The Company has sufficient bank facilities to meet its current obligations (Note 34b.v).

(ii)   As of December 31, 2024, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2028	Rp	618
BNI	2,100	December 11, 2025	Rp	1,459
Total	3,100			2,077

Bank guarantee facility with BRI and BNI are mainly for performance bond and surety bond of radio frequency (Note 33c.i)

(iii) Telin has a bank guarantee facilities from Bank Mandiri and BRI with a  maximum credit limit of US$25 million and US$5 million or equal to Rp403 billion and Rp81 billion, respectively. As of December 31, 2024, there is no bank guarantee facility used.

c.   Others

(i)	Radio frequency usage

With reference to Law No. 36 of 1999, the use of radio frequency spectrum and the cost of using radio frequency are determined by the Government. With reference to the Decision Letter No. 025/TEL.01.02/2022 Year 2022 dated January 28, 2022, of the MoCI, the MoCI granted Telkomsel the rights to provide mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1,800 MHz, 2.1 GHz and 2.3 GHz; and basic telecommunication services.

With reference to Decision Letters No. 509 Year 2016, No. 1896 Year 2017, No. 806 Year 2019, No. 620 Year 2020, No. 178 Year 2021, No. 479 Year 2022, No. 90 Year 2023, and No. 188 Year 2023 of the MoCI, Telkomsel is required, among other things, to:

1.	Issue a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz.
2.	Issue a surety bond each year amounting Rp360 billion for both spectrum 2.3 GHz Block A and C.
3.	Issue a surety bond amounting Rp617 billion for spectrum 2.1 GHz.
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
Decree No. 479 Year 2022 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI

Telkomsel as the winner of auction and was granted to utilize the radio frequency license for band 1,960 – 1,965 MHz paired with 2,150 – 2,155 MHz effective from January 11, 2023 until January 10, 2033.

3.	Radio frequency for band up to 2.3 GHz
License No.	Description
Decree No. 1896 Year 2017 of the MoCI	Telkomsel was appointed to use the radio frequency license for band 2,300 – 2,330 Mhz until 2026.
Decree No. 178 Year 2021 of the MoCI	Telkomsel as the winner to utilize the radio frequency license for band 2,330 – 2,340 MHz paired with 2,340 – 2,350 MHz for Block A and Block C, respectively until 2030.
Decree No. 487 Year 2022 of the MoCI amd. Decree No. 92 Year 2023 of the MoCI	On November 18, 2022, Telkomsel received a right to use reallocated radio frequency license for band 2,340 – 2,355 MHz paired with 2,330 – 2,360 MHz until November 17, 2029.
Decree No. 188 Year 2023 of the MoCI	On April 18, 2023, Telkomsel was granted an approval to allocate part of the rights-of-use of 2.3 GHz radio frequency spectrum to PT Smart Telecom.

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

(iii)	Supplier of Google product cooperation agreement

On November 10, 2022, Sigma and PT Google Cloud Indonesia (“Google”) signed a cooperation agreement which authorizes Sigma as a supplier of Google products. This agreement requires Sigma to meet certain minimum purchase commitments for Google products over a three-year period. Sigma is obliged to pay the difference between the actual value of Google product purchases and the minimum commitment.

(iv)	Conditional Sale and Purchase Agreement of Telkomsel with PT Dhost Telekomunikasi Nusantara (”Dhost”)

On June 26, 2024, Telkomsel entered into a Conditional Sale and Purchase Agreement with Dhost for the sale of 850 units in-building telecommunication coverage antenna system (“IBS”) with total consideration of Rp685 billion. Subsequently, 689 units of the IBS were utilized by Dhost to provide in-building coverage service to Telkomsel. Telkomsel has assessed this transaction does not meet the sale and leaseback criteria under IFRS 16 and recognized a gain on sale of Rp642 billion.

(v)	USO

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

The MoCI issued Regulation No. 5 Year 2021 dated March 31, 2021, which replaced previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Based on Decree No. 827/KOMINFO/BAKTI.31/KS.1/10/2021 dated October 4, 2021, of BAKTI granted Telkomsel as operating cooperation partners (“KSO”) for eight packages KSO, which cover Nusa Tenggara, Kalimantan, Sulawesi, Maluku, West Papua, West Central Papua, North Central Papua and South East Papua for period from 2021 until 2031.

(vi)	Contingency

Under IAS 37: Provisions, Contingent Liabilities And Contingent Assets, a provision should be recognized when there is a present obligation (legal or constructive) arising from a past event, an outflow of economic benefits to settle the obligation is probable (more likely than not), and the amount can be reliably estimated.

In October 2023, the Group received a document request from the U.S. Securities and Exchange Commission ("SEC") as it relates to Telkom Infra's involvement in a project with the Indonesian

Information and Telecommunication Accessibility Agency of the Ministry of Communication and Informatics ("BAKTI Kominfo") regarding the provision of 4G Base Transceiver Station ("BTS") infrastructure. The SEC has since expanded its investigation to include accounting and disclosures issues relating to the Group's revenue recognition and financial reporting practices and internal control over financial reporting, as well as public reports regarding certain Indonesian legal proceedings involving the Group, various subsidiaries and affiliates, and certain of the Group's clients and suppliers. Through our internal audit process and investigations, we have determined, or we suspect (for those projects and transactions which are still under investigation) that certain transactions lack economic substance. Beginning in May 2024, the Group also received additional requests for information from the U.S. Department of Justice ("DOJ") focused on compliance with the U.S. Foreign Corrupt Practices Act ("FCPA"). Each U.S. authority is aware of the other agency's investigation. As at December 31, 2024, the SEC's and DOJ's investigations are ongoing. The Group is cooperating with the U.S. authorities and has retained outside counsel to conduct an internal investigation into these issues which is ongoing.

For the above mentioned requests from the SEC on project with BAKTI Kominfo and the DOJ on compliance with FCPA, the Group is currently unable to estimate the reasonably possible loss or a range of reasonable possible loss as the requests are in the early stages, and there is considerable uncertainty regarding the timing or ultimate resolution of such investigations, which includes fine, penalty or business impact, if any.

For the above mentioned investigation on the Group's accounting and disclosure issues relating to revenue recognition and financial reporting practices and internal control over financial reporting, based on the Group's assessment up to the date of the issuance of the consolidated financial statements, the Group currently does not believe that the above mentioned investigation will have a material adverse effect on its December 31, 2023 and 2024 consolidated financial statements.

It is possible, however, that future financial performance could be materially affected by changes in the assessments to the impacts to the above mentioned requests from the SEC on project with BAKTI Kominfo and the DOJ on compliance with FCPA and investigation on the Group's accounting and disclosure issues.

34. FINANCIAL INSTRUMENTS

a.   Financial assets and financial liabilities

i.    Classification

(a)    Financial assets

	2023	2024
Amortized cost
Cash and cash equivalents	29,007	33,905
Other current financial assets	1,359	1,196
Trade and other receivables	10,948	12,829
Other non-current assets	155	165
FVTPL
Long-term investment in financial instruments	8,028	8,174
Other current financial assets	302	89
FVTOCI
Long-term investment in financial instruments	25	51
Total financial assets	49,824	56,409

(b)  Financial liabilities

	2023	2024
Financial liabilities measured at amortized cost
Trade and other payables	19,049	15,790
Accrued expenses	13,079	14,192
Customers deposits	42	41
Short-term bank loans	9,650	11,525
Two-step loans	84	—
Bonds and MTN	5,343	5,043
Long-term bank loans	32,260	36,341
Other borrowings	362	—
Lease liabilities	20,302	23,925
Other liabilities	141	104
Total financial liabilities	100,312	106,961

ii.    Fair values

The following table presents comparison of the carrying amounts and fair values of the Company's financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
2023	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	302	302	302	—	—
Long-term investment in financial instruments	8,028	8,028	2,056	—	5,972
FVTOCI
Long-term investment in financial instruments	25	25	—	—	25
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	84	83	—	—	83
Bonds and MTN	5,343	6,120	5,586	—	534
Long-term bank loans	32,260	31,473	—	—	31,473
Other borrowings	362	362	—	—	362
Lease liabilities	20,302	20,302	—	—	20,302
Other liabilities	141	141	—	—	141
Total	66,847	66,836	7,944	—	58,892

The following table presents comparison of the carrying amounts and fair values of the Company's financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant (continued):

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
			liabilities	inputs	inputs
2024	Carrying value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	89	89	89	—	—
Long-term investment in financial instruments	8,174	8,174	1,668	—	6,506
FVTOCI
Long-term investment in financial instruments	51	51	—	—	51
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Bonds and MTN	5,043	5,669	5,669	—	—
Long-term bank loans	36,341	36,472	—	—	36,472
Lease liabilities	23,925	23,925	—	—	23,925
Other liabilities	104	104	—	—	104
Total	73,727	74,484	7,426	—	67,058

Gain on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2024 amounting to Rp578 billion.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2023 and 2024 are as follows:

	2023	2024
Beginning balance	6,358	5,997
Gain (loss) recognized in consolidated statement of:
Profit or loss	(617)	575
Other comprehensive income	(70)	3
Purchase/addition	330	49
Settlement/deduction	(4)	(67)
Ending balance	5,997	6,557

Sensitivity Analysis

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

		Significant	Range
	Valuation	unobservable	(weighted	Sensitivity of the input of fair
Industry	technique	input	average)	value
Investment in equity
Non-listed equity investment - technology	OPM Backsolve method	Volatility	27% -80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp34 billion of the Investment value
		Exit timing	1 - 6 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp50 billion of the Investment value
	CoCos Equity	Volatility	19.18% - 119.76%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp36 billion of the Investment value
		Exit timing	1 - 6 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp61 billion of the Investment value
	Probability-weighted Method	Volatility	60% - 80%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp15 billion of the Investment value
		Exit timing	1.25 - 3.25 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp34 billion of the Investment value
	Recent Transaction	Volatility	53.66% - 73.66%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp1 billion of the Investment value
		Exit timing	2 - 4 Years	Increase (decrease) in 1 year exit timing would result in an increase (decrease) Rp0 billion of the Investment value
	Market movement	Volatility	33% - 100%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp2 billion of the Investment value
		Time to liquidity	1.3 - 4.3 Years	Increase (decrease) in 1 year time to liquidity would result in an increase (decrease) Rp4 billion of the Investment value
Non-listed equity investment - credit rating agency	Discounted cash flow	Weighted Average Cost of Capital ("WACC")	12% - 24%	1% decrease (increase) in the percentage of WACC would result in an increase (decrease) Rp13 billion of the Investment value
		Terminal growth rate	1% - 5%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp8 billion of the Investment value
Non-listed equity investment - telecommunication	Discounted cash flow	WACC	3.2% - 14.7%	0.5% decrease (increase) in WACC would result in an increase (decrease) Rp0 billion of the Investment value
		Terminal growth rate	1.96% - 3.1%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp0 billion of the Investment value
Convertible bonds
Non-listed equity investment - technology	Conversion discount	Probability of qualified financing	50%	50% increase (decrease) in probability of qualified financing would result in an increase (decrease) Rp1 billion of the Investment value

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

Financial risk management is carried out by the Group Financial Accounting and Treasury unit under policies approved by the Board of Directors. The Group Financial Accounting and Treasury unit identifies, evaluates, and hedges financial risks.

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

The following table present the Group's financial assets and financial liabilities exposure to foreign currency risk:

	2023		2024
	U.S. Dollar	Japanese Yen	U.S. Dollar	Japanese Yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	0.83	0.01	1.02	0.01
Financial liabilities	(0.24)	(0.80)	(0.17)	(0.02)
Net exposure	0.59	(0.79)	0.85	(0.01)

Sensitivity analysis

A strengthening of the U.S. Dollar and Japanese Yen, as indicated below, against the Rupiah at December 31, 2024 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2024
U.S. Dollar (1% strengthening)	137
Japanese Yen (5% strengthening)	(0)

A weakening of the U.S. Dollar and Japanese Yen against the Rupiah at December 31, 2024 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii.    Market price risk

The Group is exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains and losses arising from changes in the fair value of financial assets measured at FVTPL are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s financial assets measured at FVTPL is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of December 31, 2024, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

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

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2023	2024
Fixed rate borrowings	38,263	48,063
Variable rate borrowings	29,738	28,771

Sensitivity analysis for variable rate borrowings

As of December 31, 2024, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp72 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.   Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2023	2024
Cash and cash equivalents	29,007	33,905
Other current financial assets	1,661	1,285
Trade and other receivables - net	10,948	12,829
Other non-current assets	155	165
Total	41,771	48,184

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

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 5.76% of trade receivables as of December 31, 2024 (2023: 3.53%).

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

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements. The Group has a net current liabilities position as of December 31, 2024, and is expected to meet its current obligations by having access to sufficient undrawn bank facilities amounted to Rp45,762 billion and US$73 million (Note 20c).

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2028 and
	amount	cash flows	2024	2025	2026	2027	thereafter
2023
Trade and other payables	19,049	(19,049)	(19,049)	—	—	—	—
Accrued expenses	13,079	(13,079)	(13,079)	—	—	—	—
Customer deposits	42	(42)	(42)	—	—	—	—
Short-term bank loans	9,650	(9,650)	(9,650)	—	—	—	—
Interest bearing loans:
Two-step loans	84	(85)	(85)	—	—	—	—
Bonds and MTN	5,343	(10,163)	(1,086)	(2,574)	(293)	(293)	(5,917)
Long-term bank loans	32,260	(38,386)	(11,194)	(8,090)	(6,901)	(4,569)	(7,632)
Other borrowings	362	(370)	(370)	—	—	—	—
Lease liabilities	20,302	(24,402)	(6,513)	(3,566)	(3,074)	(2,574)	(8,675)
Other liabilities	141	(146)	(4)	(36)	(36)	(35)	(35)
Total	100,312	(115,372)	(61,072)	(14,266)	(10,304)	(7,471)	(22,259)

	Carrying	Contractual					2029 and
	amount	cash flows	2025	2026	2027	2028	thereafter
2024
Trade and other payables	15,790	(15,790)	(15,790)	—	—	—	—
Accrued expenses	14,192	(14,192)	(14,192)	—	—	—	—
Customer deposits	41	(41)	(41)	—	—	—	—
Short-term bank loans	11,525	(11,525)	(11,525)	—	—	—	—
Interest bearing loans:
Bonds and MTN	5,043	(9,307)	(2,763)	(296)	(296)	(297)	(5,655)
Long-term bank loans	36,341	(42,701)	(15,419)	(8,442)	(6,086)	(4,955)	(7,799)
Lease liabilities	23,925	(29,236)	(6,640)	(4,220)	(3,724)	(3,221)	(11,431)
Other liabilities	104	(120)	(6)	(29)	(29)	(28)	(28)
Total	106,961	(122,912)	(66,376)	(12,987)	(10,135)	(8,501)	(24,913)

The difference between the carrying amount and the contractual cash flows is interest value. The interest values of variable-rate borrowings are determined based on the effective interest rates as of reporting date.

35. CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2023		2024
	Amount	Portion	Amount	Portion
Short-term debts	9,650	4.74%	11,525	5.27%
Long-term debts	58,351	28.66%	65,309	29.86%
Total debts	68,001	33.40%	76,834	35.13%
Equity attributable to owners of the parent company	135,576	66.60%	141,888	64.87%
Total	203,577	100.00%	218,722	100.00%

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

The Group’s debt-to-equity ratio as of December 31, 2023 and 2024 is as follows:

	2023	2024
Total interest-bearing debts	68,001	76,834
Less: cash and cash equivalents	(29,007)	(33,905)
Net debts	38,994	42,929
Total equity attributable to owners of the parent company	135,576	141,888
Net debt-to-equity ratio	28.76%	30.26%

As stated in Note 20, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the years ended December 31, 2023 and 2024, the Group has complied with the externally imposed capital requirements.

36. SUPPLEMENTAL CASH FLOW INFORMATION

a.   The non-cash investing activities for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024
Acquisition of property and equipment:
Credited to trade payables	4,662	3,905	2,251
Borrowing cost capitalization	79	124	98
Addition of right-of-use assets:
Credited to leases liabilities (Note 13)	10,006	10,407	10,424
Acquisition of intangible assets:
Credited to trade payables	258	479	339

b.	The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
	January 1,		Foreign exchange		Other	December 31,
	2023	Cash flows	movement	New leases	Changes	2023
Short-term bank loans	8,191	1,459	—	—	—	9,650
Two step loans	209	(128)	3	—	—	84
Bonds	4,793	550	—	—	—	5,343
Long-term bank loans	29,873	2,584	(213)	—	16	32,260
Other borrowings	1,314	(954)	—	—	2	362
Lease liabilities	18,474	(6,600)	(15)	10,407	(1,964)	20,302
Total liabilities from financing activities	62,854	(3,089)	(225)	10,407	(1,946)	68,001

				Non-cash changes
	January 1,			Foreign exchange		Other	December 31,
	2024	Cash flows	Acquisition	movement	New leases	Changes	2024
Short-term bank loans	9,650	1,875	—	—	—	—	11,525
Two step loans	84	(100)	—	16	—	—	—
Bonds	5,343	(300)	—	—	—	—	5,043
Long-term bank loans	32,260	3,933	148	7	—	(7)	36,341
Other borrowings	362	(362)	—	—	—	—	—
Lease liabilities	20,302	(7,387)	—	29	10,424	557	23,925
Total liabilities from financing activities	68,001	(2,341)	148	52	10,424	550	76,834

37. SUBSEQUENT EVENTS

1.	On January 10, 2025, February 10, 2025, and March 10, 2025, Telkomsel has partially paid the outstanding long-term loans to Bank Mandiri totaling to Rp4,000 billion.
2.	Based on Notarial Deed of Jose Dima Satria, S.H., M.Kn., No. 121, dated March 22, 2025, the Government transferred its ownership of 51,602,353,559 Series B shares, representing 52.09% of the Company's total shares, to PT Biro Klasifikasi Indonesia (“BKI”) through “inbreng” capital contribution. This share transfer was conducted in accordance with prevailing legal regulations, specifically Government Regulation Number 15 Year 2025 regarding the Addition of Capital Participation of the Republic of Indonesia into the Share Capital of BKI for the Establishment of an Operational Holding, and Government Regulation Number 16 Year 2025 regarding the Addition of State Capital Participation of the Republic of Indonesia into the Daya Anagata Nusantara Investment Management Agency (“Danantara”). BKI, as the transferee, serves as the Operational Holding Company, with all of its shares owned by the Government through the Minister of State-Owned Enterprises and Danantara. The Government retains its position as the Company's Ultimate Beneficial Owner through its direct ownership of 1 Series A Dwiwarna share with special rights and its indirect ownership of BKI's Series B shares through Danantara.
3.	On April 17, 2025, the Company announced plans to conduct shares buyback which is planned to be carried out during the period from May 28, 2025 to May 27, 2026, with a maximum amount of Rp3,000 billion.
4.	On April 24, 2025, Telkomsel has paid the entire outstanding loans to Bank of China amounting to Rp1,900 billion.

38. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

Effective for annual periods beginning on or after January 1, 2025

●	Amendments to IAS 21, Lack of exchangeability

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

Effective for annual periods beginning on or after January 1, 2026

●Amendments to IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments

The amendment to IFRS 9 clarifies that a financial liability is derecognised on the ‘settlement date’, which is the date on which the liability is extinguished because the obligation specified in the contract is discharged or cancelled or expires or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognise financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendment clarifies how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features. The amendment also clarifies the treatment of non-recourse assets and contractually linked instruments. The amendment to IFRS 7 requires additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

Effective for annual periods beginning on or after January 1, 2027

●Amendments to IFRS 18, Presentation and Disclosure in Financial Statements

The IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations.

The amendment to IFRS 18 also requires disclosure of management-defined performance measures, subtotals of income and expenses, and includes requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.

The Group is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

●Amendments to IFRS 19, Subsidiaries without Public Accountability: Disclosures

The IASB issued IFRS 19, specifies the disclosure requirements an entity is permitted to apply instead of the disclosure requirements in other IFRS Accounting Standards. An entity may elect to apply this standard in its consolidated, separate or individual financial statements if, and only if, at the end of the reporting period, it is a subsidiary as defined in IFRS 10, cannot have public accountability and must have a parent (ultimate or intermediate) that prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.