Form 20-F
period 2025-12-31
PERUSAHAAN PERSEROAN PERSERO PT TELEKOMUNIKASI INDONESIA TBK
filed 2026-05-15
CIK 1001807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

PART I

PART II

PART III

ITEM 17	FINANCIAL STATEMENTS	226
ITEM 18	FINANCIAL STATEMENTS	226
ITEM 19	EXHIBITS	227

SIGNATURES		228

EXHIBIT 1.1	Articles of Association (as last amended on January 6, 2026)
EXHIBIT 2.1	Description of Securities
EXHIBIT 4.1	Deed of Spin-off of IndiHome Business Segment by Telkom into Telkomsel dated June 27, 2023

EXHIBIT 4.2	Fixed Broadband Core Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023
EXHIBIT 4.3	IT System Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023
EXHIBIT 4.4	Wholesale Agreement between Telkom and Telkomsel dated April 6, 2023
EXHIBIT 8.1	List of Significant Subsidiaries
EXHIBIT 11.1	Insider Trading Policy
EXHIBIT 12.1	CEO Certification pursuant to section 302
EXHIBIT 12.2	CFO Certification pursuant to section 302
EXHIBIT 13.1	CEO Certification pursuant to section 906
EXHIBIT 13.2	CFO Certification pursuant to section 906
EXHIBIT 97.1	Guidelines for the Deferred Bonus Mechanism of Telkom dated June 22, 2022

DEFINITIONS

3G

The generic term for third generation mobile telecommunications technology. 3G offers high speed connections to cellular phones and other mobile devices, enabling video conference and other applications requiring broadband connectivity to the internet.

4G/LTE

A fourth-generation super-fast internet network technology based on IP that makes the process of data transfer much faster and more stable than 3G.

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

Application Programming Interface

An application programming interface (API), is a set of rules or protocols that enables software applications to communicate with each other.

ARPU

Average Revenue per User, a measure used primarily by telecommunications and networking companies which states how much revenue is generated by users on average during the relevant measurement period. It is defined as the total revenue from specified services divided by the number of users of such services.

Articles of Association

Our articles of association, as last amended on January 6, 2026.

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

Bandwidth

The capacity of a communication link.

Beyond Connectivity

Digital services offered by us to consumers, including streaming and digital entertainment platforms such as MAXstream and Langit Musik, among others.

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

Constitutional Court

Mahkamah Konstitusi or the Constitutional Court, the state institution in Indonesia that exercises judicial power and has the primary role of reviewing the constitutionality of Laws.

CPaaS

Communications Platform-as-a-Service, a cloud-based platform that provides customers with the ability to add real-time communication features to their business applications. SMS, voice, or other messaging capabilities are features that can be added to such business applications.

CPE

Customer Premises Equipment, any handset, receiver, set-top box, or other equipment used by the consumer of wireless, fixed-line or broadband services, which is the property of the network operator and located on the customer’s premises.

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

DOJ

The United States Department of Justice.

Drop Cable

Drop cable is a type of cable used to connect the main network (usually the distribution or feeder network) to the end customer, such as a house or building.

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

EPC

Evolved Packet Core, a flat architecture used by network operators that provides a converged voice and data networking framework to connect users on a Long-Term Evolution (LTE) network.

ESG

Environmental, Social, and Governance.

EU

The European Union.

FANS

Fixed Access Network Sharing, a framework where multiple service providers share the same fixed network infrastructure to provide telecommunications services to end-users.

FCPA

U.S. Foreign Corrupt Practices Act.

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

GGSN

Gateway GPRS Support Note is a critical network element within the core of 2G and 3G GPRS and Universal Mobile Telecommunications System (UMTS) networks, acting as the gateway between the mobile network and external packet data networks, most commonly the internet.

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

IAS 8

International Accounting Standard 8: Accounting Policies, Changes in Accounting Estimates and Errors.

IAS 16

International Accounting Standard 16: Plant, Property and Equipment.

ICT

Information and communications technology, an area concerned with information technology, telecommunications networking and services, and other aspects of managing and processing information.

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

IMS

IP multimedia subsystem, a service which combines wireless and fixed-line technologies for voice and data communications.

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

IPLC

International Private Leased Circuits are dedicated, point-to-point, private, and secure telecommunication lines leased by organizations to connect two or more geographically separated business locations, usually across countries or continents.

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

MoCD

Kementerian Komunikasi dan Digital or the Ministry of Communication and Digital of the Republic of Indonesia (formerly known as the “Ministry of Communication and Informatics” or “MoCI,” effective as of October 2024). In this Form 20-F, any reference to MoCD refers to the same institution previously known as MoCI prior to the name change and encompasses the roles, functions, and authorities formerly held by MoCI.

MoF

Kementerian Keuangan or the Ministry of Finance of the Republic of Indonesia.

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

NeutraDC

Neutral Data Center facilities, specifically under TelkomGroup’s NeutraDC brand in Singapore, offering colocation and cloud services.

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

NFV

Network Function Virtualization, a technology that decouples network functions, such as routing, load balancing, and firewalls, from proprietary hardware appliances, instead of running these functions as software on standardized computing hardware.

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

SOE Law

Law No. 19 of 2003 on the State-Owned Enterprises, as last amended by Law No. 16 of 2025 on the Fourth Amendment to the SOE Law.

SOE Regulatory Agency

Badan Pengaturan Badan Usaha Milik Negara or the State-Owned Enterprises Regulatory Agency, the successor of MSOE, a Governmental agency responsible for the oversight of SOEs.

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

TIMES

Telecommunication, Information, Media, Edutainment, and Service.

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

CERTAIN DEFINITIONS, CONVENTIONS AND GENERAL INFORMATION

Unless the context otherwise requires, the terms “Company,” “Telkom,” “Group,” “TelkomGroup,” “we,” “us,” and “our” refer to Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its subsidiaries. “Indonesia” refers to the Republic of Indonesia. “Government,” except if stated otherwise, refers to the Government of the Republic of Indonesia. “United States,” “U.S.” or “US” refers to the United States of America. “United Kingdom” or the “UK” refers to the United Kingdom of Great Britain and Northern Ireland. “HK$” refers to the Hong Kong Dollar, the lawful currency of Hong Kong. “MYR” refers to the Malaysian Ringgit, the lawful currency of Malaysia. “Rupiah,” “Indonesian Rupiah” or “Rp” refers to the lawful currency of Indonesia. “SG$” refers to the Singapore Dollar, the lawful currency of Singapore. “U.S. Dollar” or “US$” refers to the lawful currency of the United States.

Our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2025 included in this Form 20-F (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Solely for the convenience of the reader, certain Indonesian Rupiah amounts have been converted into U.S. Dollars at the rate of Rp16,676 to US$1.00 for December 31, 2025 and at a rate of Rp16,095 to US$1.00 for December 31, 2024, in each case based on the middle exchange rate which is calculated based on the Reuters Refinitiv buying and selling rates. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Indonesian Rupiah. No representation is made that the Indonesian Rupiah or U.S. Dollar amounts shown herein could have been or could be converted into U.S. Dollars or Indonesian Rupiah, as the case may be, at any particular rate or at all.

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

FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our current expectations and projections for our future operating performance, business prospects and events. The words “may,” “will,” “believe,” “expect,” “anticipate,” “aim,” “seek,” “intend,” “plan,” “likely to,” “potential,” “estimate,” “project,” “continue,” and similar words or expressions identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections of future events that we believe may affect our financial condition, results of operations, business strategy and financial needs.

These forward-looking statements include, but are not limited to, statements about:

•	Our goals, strategy, and the implementation thereof, including our ability to streamline our corporate structure and realize expected synergies and efficiencies;
•	Our ability to compete effectively in a telecommunications industry characterized by intense competition and rapid technological change;
•	Our ability to fund and realize expected benefits and returns from our capital expenditures and investments in new networks, technologies, partnerships, and acquisitions;
•	Our expectations regarding demand for and the performance of our products, services, and new business initiatives;
•

The operational performance, resilience, and security of our network infrastructure, information systems, and satellites, including our ability to mitigate the effects of operational failures, cybersecurity threats, and other disruptions;

•	Our ability to attract, recruit, and retain qualified employees;
•	Our prospects, projects, results of operations, financial condition, and our ability to manage growth effectively and maintain effective internal controls;
•

The impact of legal and regulatory developments, including legal proceedings, investigations, changes in the legal and regulatory environment, and compliance with regulations relating to competition, network sharing, tariffs, and non-tax state revenue payments;

•	Trends in the telecommunications industry in Indonesia, including the continuing growth and convergence of wireless and broadband services and our ability to secure sufficient spectrum;
•	The interests of our controlling shareholder, the Government of Indonesia, and potential changes in our governance as a state-owned enterprise;
●	General economic, business, and social conditions in Indonesia and the other countries in which we operate, including the impact of political or social events, natural disasters, health epidemics or pandemics, conflicts and macroeconomic conditions such as inflation, interest rates, and currency fluctuations; and
●	Assumptions underlying or related to any of the foregoing.

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

Summary of Risk Factors:

Risks Related to Our Business

Operational Risks

•

The telecommunications industry is characterized by intense competition and rapid technological change, and our ability to compete effectively depends on significant capital investment, access to sufficient spectrum, and successful adaptation to new technologies and market entrants.

•

Our business is highly dependent on the uninterrupted operation of our complex network infrastructure and information systems, which are vulnerable to disruption from operational failures, physical and cybersecurity threats, and other events beyond our control.

•	Damage to our reputation could negatively impact our business, financial condition, and results of operations.
•	We face a number of risks relating to our internet-related services, including negative associations with and claims arising from content carried over our network or on the websites we host.
•	Revenue leakage might occur due to internal weaknesses or external factors and if this risk were to materialize, it could have a material adverse effect on our operating results.
•	Expected benefits from investment in new networks and technologies may not be realized.
•	We rely on third parties to supply and maintain our network infrastructure, and they may be difficult to replace.
●	Our satellites have limited operational lives and they may be damaged or destroyed during in-orbit operation or suffer launch delays or failures. The loss or reduced performance of a satellite, whether caused by equipment failure or its license being revoked, may adversely affect our financial condition, results of operations and ability to provide certain services.
●	Actual or perceived health risks or other problems relating to radio emissions could lead to litigation or decreased mobile communications usage.
●	Health epidemics or pandemics and the economic disruption caused by various measures to reduce its spread have had and may continue to have adverse consequences of uncertain magnitude and duration on our operations.

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

Risks Related to the Development of New Businesses and Acquisitions

●	We may not succeed in our efforts to develop new businesses.
●	Expected benefits from partnerships with global technology companies may not be achieved.

●	Due to intense competition for highly skilled personnel, we may fail to attract, recruit, retain, and develop qualified employees, which could materially and adversely impact our business, prospects, financial condition, and results of operations.
●	If we are unable to manage our growth effectively, our business and financial results may be adversely affected.
●	Our acquisition activities expose us to various risks.

Financial Risks

•	If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
•	Deterioration of the financial condition of our customers could adversely affect our operating results.
•	We are exposed to interest rate risk in relation to our bank borrowings.
•	We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia.

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

●	Indonesian regulations require telecommunications service providers such as ourselves to share our network infrastructure and capacity with our competitors, and the enforcement of these regulations remain uncertain.
•	Applicable regulations on tariffs and their implementation as supervised by MoCD may affect our revenues and earnings.
•

Regulations for the configuration of BTS towers may delay the installation of new BTS towers or changes in the placement of existing towers and may erode our leadership position by requiring us to share our towers with our competitors.

•	We may experience local community opposition to some of our tower sites.
•	Our electronic money business is highly regulated.

•

We are subject to numerous non-tax state revenue payments and USO Contribution and any disagreement with the relevant authorities relating to such payments and/or failure to make such payments could subject us to the revocations of certain of our licenses, with limited recourse.

Risks Related to our Corporate Structure and Governance

●	We are subject to the control of the Government and its interests may not necessarily align with the interest of our other shareholders or our own interests.
●	We may experience further changes in governance as an SOE.
●	We are dependent on our subsidiary, PT Telekomunikasi Selular ("Telkomsel"), a cellular telecommunications services and cellular telecommunications networks company.
●	Our efforts to streamline our corporate structure may not create expected synergies and efficiency in a timely fashion or at all.
●	Our Articles of Association contain certain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Risks Related to Indonesia

Political and Social Risks

•	Current political and social events in Indonesia may adversely affect our business.
•	Terrorist activities in Indonesia could destabilize Indonesia, which would adversely affect our business, financial condition and results of operations, and the market price of our securities.
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
•

We are established in Indonesia and it may not be possible for investors to effect service of process or enforce judgments on us, our Commissioners, Directors, or officers within the United States, or to enforce judgments of a foreign court against us or any of these persons in Indonesia.

Risks Related to Our Business

Operational Risks

The telecommunications industry is characterized by intense competition and rapid technological change, and our ability to compete effectively depends on significant capital investment, access to sufficient spectrum, and successful adaptation to new technologies and market entrants.

The Indonesian telecommunications market is highly competitive and dynamic. We face significant and evolving pressure from multiple sources, which could adversely affect our market share, revenue, and profitability.

Market Competition and Saturation

Our cellular and data services face intense competition from other operators who continue to make long-term investments in network quality and expand their service offerings. In recent years, competitors have used promotional strategies, such as offering bonus data packages, which have reduced profitability across the market. As major urban markets like those in Java become saturated, this competition has expanded to other regions, requiring us to focus on defending our market share. We also face increasing pressure from non-market leaders who target specific customer segments, such as gamers or entertainment users, with flanking strategies that may erode our market share in these niches.

Industry consolidation further intensifies this competitive landscape. For a detailed discussion of the merger between PT XL Axiata Tbk and PT Smartfren Telecom Tbk in 2025, which has created a larger competitor.

Technological Disruption and New Entrants

The rapid pace of technological change continues to lower barriers to entry and introduce new forms of competition. For instance, the increasing number of smartphone users in Indonesia has fueled the growth of OTT services that substitute for our traditional voice and SMS services. This has directly affected the contribution of our legacy cellular phone services to our consolidated revenues, which has continued to decline from 5.5% in 2023 to 4.2% in 2024 and 3.0% in 2025.

Moreover, we face new competition from satellite-based broadband services. Starlink officially began offering direct satellite broadband access to retail customers in Indonesia in April 2024, which may lead to heightened competition in the retail sector if such services develop more broadly in the future. While the effectiveness of satellite services can be limited in urban areas, Starlink’s “Direct-to-Cell” service, could in the future compete directly with traditional cellular networks, especially in rural or open areas.

The development and application of new technologies require substantial investment and present both opportunities and risks. We are selectively deploying 5G while considering ecosystem readiness, including spectrum availability, handset penetration, and use case development. In 2025, our 5G services developed further with the expansion of the Hyper 5G network primarily in Greater Jakarta, Greater Bandung, Surabaya, Makassar, and Batam, along with the launch of 5G use cases, including the deployment of 5G Private Network Standalone aiming to enhance operational efficiency, productivity, and competitiveness for smart factories and manufacturing industry. As of December 31, 2025, our 5G services covered more than 80 cities with a total of 4,913 5G BTS. Our 5G rollout is being conducted in a focused and gradual manner, paced by ecosystem maturity and demand in both B2B and B2C segments, and is intended to support broader digital connectivity and future technology solutions. However, if our rollout does not meet expectations for customer adoption or return on investment, it may negatively impact our financial condition.

The rapid development of AI may alter network traffic patterns, which may require substantial investments to reengineer our network topology without a proportional and concurrent increase in revenue. In 2025, we expanded the deployment of AI-related capabilities across our business, including Hitakari AI as our umbrella AI initiative, Veronika as an AI-enabled virtual assistant for customer service, TED as an AI-based virtual assistant for more complex and enterprise-related interactions, Autonomous Network for AI-enabled network planning, optimization and real-time event handling, and AI functionality embedded in the MyTelkomsel super app and Moana, our employee experience platform. We also continued to invest in analytics, automation and data-driven capabilities across our operations. However, we may be unable to sufficiently utilize big data and integrate it into our operations in a timely manner, which could impair our ability to innovate and transition our business models effectively.

Our failure to acquire or effectively integrate new technologies on commercially acceptable terms could lead to our existing technologies becoming obsolete, materially and adversely affecting our business, financial condition, and prospects.

Spectrum Availability and Network Capacity

Our ability to accommodate future traffic growth, support new technologies like 5G, and maintain service quality is critically dependent on acquiring sufficient spectrum and expanding our network capacity. Spectrum is a scarce resource, and we expect our needs to increase with the growth of data services. We must acquire additional spectrum through Government auctions, but we cannot be certain that we will secure the allocations necessary for our strategic objectives.

The significant growth in data traffic, driven by smartphone applications, strains our existing network capacity. To manage this, we have been and may in the future be required to make significant capital expenditures to improve network coverage and secure additional spectrum. Limited or unavailable spectrum at suitable prices, or failure to win new allocations in Government auctions, would negatively impact our 5G deployment and overall growth strategy.

If we are unable to obtain sufficient spectrum or fund the necessary capital expenditures to manage network congestion and deploy new technologies, our network performance could degrade, damaging our reputation and competitive position, which could have a material adverse effect on our results of operations and financial condition.

Our business is highly dependent on the uninterrupted operation of our complex network infrastructure and information systems, which are vulnerable to disruption from operational failures, physical and cybersecurity threats, and other events beyond our control.

We depend to a significant degree on the uninterrupted operation of our network infrastructure, systems, and connections to other networks to provide our services. For example, we depend on access to our fixed wireline network for the operation of our fixed-line services and for the termination and origination of cellular telephone calls to and from fixed-line telephones, as a significant portion of our cellular and international long distance call traffic is routed through the PSTN. We also depend on access to internet, broadband, and cellular networks, as our integrated network infrastructure includes a copper access network, fiber optic access network, BTSs, switching equipment, optical and radio transmission equipment, an IP Core network, satellites, and application servers. In addition, we rely on interconnection to the networks of other telecommunications operators to carry calls and data from our subscribers to the subscribers of operators both within Indonesia and overseas, and on technologically sophisticated management information systems and other systems, such as our customer billing system, to conduct our operations.

Our network infrastructure and connected systems are vulnerable to damage or interruption from a variety of sources, including:

•

Operational Failures and Natural Disasters. Our systems are vulnerable to damage or interruptions in operation due to a variety of causes such as earthquake, fire, flood, power loss, equipment failure, network software flaws, transmission cable disruption, or similar events. As a geographically dispersed network in a region prone to natural disasters, our infrastructure is also susceptible to damage from earthquakes, fires, floods, and other catastrophic events. Past incidents have demonstrated our susceptibility to such damage or interruptions. In 2024, we faced significant infrastructure impacts due to natural disasters and accidents, including earthquakes affecting STO Bawean and Kebalen on March 22, Witel West Sumatra on May 12, and Witel Mataram on May 14, as well as fires at STO Cirebon on July 21 and Site Bunyu on August 21. Such incidents not only disrupt our ability to provide continuous service but also strain our resources during recovery efforts. In late November and December 2025, exceptionally heavy rain caused severe flooding and landslides across Aceh and other parts of Sumatra, majorly displacing thousands from their homes. Large areas of Aceh were flooded, forcing many communities to temporary shelters, which led to significant loss of life and injury.

•

Physical Security Threats. Our networks and equipment, particularly our wireline access network, face both potential physical and cybersecurity threats, including facility access issues, energy blackouts, fire, power loss, telecommunications failure, catastrophic events such as landslides and earthquakes, theft and vandalism of our equipment, and organized attacks against key infrastructure intended to disrupt operations. For example, our fiber optic cables were cut several times in 2023 and 2024 because of vandalism, which caused temporary interruptions to our traffic.

•

Cybersecurity Threats. In addition, telecommunications companies worldwide face increasing cybersecurity threats as businesses have become more dependent on telecommunications and computer networks, and have adopted or will adopt cloud technologies. Cybersecurity threats include gaining unauthorized access to our systems or inserting computer viruses, malicious and destructive codes, worms, malware, ransomware, or other malicious software in our systems; phishing, or spoofing to misappropriate consumer data and other sensitive information; or corrupting our data or disrupting our operations. Unauthorized access may also be gained through traditional means such as the theft of computers, portable data devices, or mobile phones, and intelligence gathering on employees with access to our systems.

We protect confidential information and personal data on our systems by entering into confidentiality agreements with employees, consultants, customers, suppliers, and service providers, and we design our networks and implement various procedures to restrict unauthorized access and dissemination of such information and data. Nonetheless, we, our service providers, and others who may have access to our systems and confidential information are still subject to internal and external cybersecurity threats. For instance, current, departing, or former employees, business partners, consultants, and other individuals with whom we do business could attempt to improperly use or access our computer systems and networks, or those of third-party service providers, to copy, obtain, and misappropriate our confidential information, including personal data.

A lack of awareness among our employees and service providers of the cybersecurity risks that we face, as well as a lack of cybersecurity skills and capabilities, could contribute to our vulnerability if not adequately addressed in our training and awareness programs. Cyber-attacks may be conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” terrorists, nation-states, nation-state-supported actors, and others. Our network and website are frequently targeted by cyber-attacks. In 2025, we detected 545.9 million cyber threats, 9,613 DDoS attacks, and 1,434 brute force attacks on our IT assets.

Although most of the cybersecurity threats were non-disruptive and none of them rose to the level of requiring us to specifically address them, the techniques that computer hackers and others use to access or sabotage networks and computer systems constantly evolve and are generally not recognized until launched against a target. As a result, we and our service providers may be unable to anticipate, detect in a timely manner or at all, react to, counter or ameliorate all of these techniques or remediate any incident as a result therefrom. Our safety procedures and intrusion detection systems may not be fully effective in preventing unauthorized access to our internal data and databases, as well as data of customers, suppliers and other parties that we host on our systems. Therefore, such data could be misappropriated and illegally used, monitored, modified, or disseminated. More extensive infrastructure damage from any source could severely hamper service provision across our operations, and our business continuity and disaster recovery plans may not fully protect us from damage or interruptions to our operations.

Any such failure or breach, whether from operational disruption, natural disaster, physical attack, or cybersecurity breach, could expose us to significant legal, financial, and reputational consequences. A successful attack or other material failure may lead us to incur substantial costs and devote increasing resources to repair damage or restore data, implement substantial organizational changes, new safeguards, system improvements, and training to prevent future similar attacks.

It could also result in lost revenues and litigation costs, and cause substantial reputational damage, loss of customer confidence in the adequacy of our threat mitigation and detection processes and procedures, and impact our competitive position. Such incidents may also cause equipment failures, loss of information, failure or perceived failure to comply with applicable privacy, security or data protection laws, or our failure to make adequate or timely disclosures to the public, regulators, or shareholders following any such event, as well as disruption to our operations or our customers’ operations.

Furthermore, it might be difficult to calculate the economic costs caused by potential cybersecurity incidents and maintain sufficient insurance coverage relating to them at commercially reasonable rates and terms. Eliminating computer viruses and other security problems may also require interruptions, delays, or suspension of our services, reduce our customer satisfaction, and cause us to incur additional costs. Due to the evolving nature of these threats, the scope and impact of any future incident cannot be precisely predicted, and the physical and cybersecurity measures that we take to protect our network may not be successful. Any such event could divert our management attention and resources, expose us to liability and damages, negatively impact our operations, reputation, and competitive position, and materially and adversely affect our business, prospects, financial condition, and operating results.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation is a critical factor in our relationships with customers, employees, the Government, other state-owned enterprises, suppliers, and other stakeholders. Our reputation may be adversely affected by incidents or allegations involving, among other things, the quality of our products and services, security or safety issues, unethical behavior or misconduct, legal non-compliance, internal control failures, data or privacy breaches, workplace safety incidents, environmental incidents, the use of our communications systems for illegal or objectionable applications, negative media reports, and the conduct of our partners or representatives, whether actual or perceived. There is also increasing demand from external stakeholders, including non-governmental organizations and investors, for transparency and corporate responsibility, which may be difficult to satisfy fully.

We are also subject to corporate governance laws and regulations and corruption risks. We are committed to conducting our operations in accordance with applicable anti-corruption laws and record-keeping requirements, and our management systems include a corporate code of conduct and other specific guidelines, policies, and directives designed to minimize and detect potential violations in a timely manner. However, there is no assurance that all of our employees, consultants, agents, or partners will comply with our corporate code of conduct and related policies, or that our management systems can fully prevent or effectively detect violations of anti-corruption laws and record-keeping requirements.

The ongoing investigations by the SEC and DOJ into various issues, including accounting and disclosures issues relating to our revenue recognition, financial reporting practices, and internal control over financial reporting (“ICFR”), the findings of our internal investigation regarding transactions entered into by former management, and the Indonesian legal proceedings involving alleged fraud and corruption at our Company each represent the types of incidents that present significant reputational risk. Negative publicity arising from any of these matters, or from any adverse outcome of any ongoing investigation or proceeding, whether or not ultimately resolved in our favor, could harm our reputation with customers, investors, employees, the Government, and other stakeholders. For more information on these matters, see “— Financial Risks — If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud”, “— Legal and Compliance Risks — We are and may be subject to legal proceedings, claims and investigations, including for allegations relating to our public disclosures and disputes and litigation with regulators, competitors and other parties. If the outcomes of these proceedings, claims and investigations are adverse to us, our business, results of operations and financial condition could be materially and adversely affected, including because we may be subject to criminal or civil sanctions, or be required to restate our financial statements from prior periods,” “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” and “Item 15. Controls and Procedures.”

If we fail to respond quickly and effectively to address reputational incidents, we may receive additional negative publicity, which could subject us to enforcement actions, legal proceedings, sanctions, fines, or penalties, compliance conditions, or other restrictions, and we may incur substantial costs regardless of the ultimate outcome of any ongoing investigation or proceeding. Damage to our reputation could harm customer relations, reduce demand for our services and products, reduce investor confidence in us, and impair our ability to compete for customers and highly skilled employees. Any of the foregoing could have material adverse effects on our business, operating results, financial condition, reputation, and brand.

We face a number of risks relating to our internet-related services, including negative associations with and claims arising from content carried over our network or on the websites we host.

Since we provide connections to the internet and host websites for customers, we may be perceived as being associated with the content carried over our network or displayed on websites that we host. For example, in the past, due to an escalation in spam messages generated from email addresses on the Telkom network, Telkom was placed on certain IP blacklists which blocked all email generated from Telkom addresses for almost a week until remedial measures could be put into place. This issue has persisted into 2025, with instances of spam generation and subsequent blacklisting continuing to occur. Although we have implemented administrative and technical preventative measures to identify and combat spam, these measures may not always be effective and we could be placed on IP blacklists again in the future, disrupting our services.

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

We may face revenue leakage or problems with collecting all the revenues to which we may be entitled due to the possibility of inaccurate billing, delays in transaction processing, dishonest customers, or other factors. Further, our services might be susceptible to piracy and unauthorized usage. Such piracy and unauthorized usage may lead to a loss of revenue for our Group. For example, in recent years we have lost revenue as a result of fraudsters’ use of simboxes, which are electronic boxes that use mobile phone antennae or a BTS on which local operator SIM cards are installed so that international calls can be fraudulently routed to local numbers, enabling fraudsters to bypass interconnection rates in the destination country. Such revenue leakages constitute a loss of potential revenue that is difficult to quantify and may lead to a loss of revenue for our Group, which may affect our financial conditions and results of operations.

Expected benefits from investment in new networks and technologies may not be realized.

We pursue new growth opportunities in the communications industry, including introducing services and products employing new technologies, such as next-generation network technologies, virtualization, software-defined networking, cloud-based technologies, new video and content delivery platforms, digital marketing, home fiber, fixed-mobile convergence, and Wi-Fi 6. The implementation of these new technologies depends on a number of factors, including the development of our network and the launch of new and commercially viable products and services involving these technologies. We may have to incur substantial expenditures to develop our network, services, and products and to gain access to related or enabling technologies in order to successfully implement these new technologies.

However, these service enhancements and product launches may not occur as scheduled or at the cost expected due to many factors, including delays in determining equipment and wireless handset operating standards, supplier delays, increases in network equipment and handset component costs, regulatory permitting delays for tower sites or enhancements, or labor-related delays. We may not be successful in modifying our network infrastructure in a timely and cost-effective manner to facilitate such implementation, which could materially and adversely affect our quality of service, financial condition, and results of operations.

Further, we may face the risk of unforeseen complications in the deployment of new technologies. Any newly adopted technology may not perform as expected, and we may not be able to successfully or on a timely basis develop the new technology to effectively and economically deliver services based on such technology. For example, the deployment of our 5G network requires significant capital expenditures for the development of network infrastructure. See also “— Risks Related to Our Business — Operational Risks– The telecommunications industry is characterized by intense competition and rapid technological change, and our ability to compete effectively is dependent on significant capital investment, access to sufficient spectrum, and successful adaptation to new technologies and market entrants.”

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

Our business could be materially impacted by disruptions to our key suppliers’ businesses or supply chains due to a number of factors, including:

●	Geopolitical Events, Sanctions, and Trade Restrictions. Our supply chain is exposed to geopolitical risk, including export controls, sanctions, and trade restrictions that are largely beyond our control. Shifts in government administrations, particularly in the United States, can produce sudden changes in foreign policy and trade priorities. The U.S. Department of Commerce has added certain telecommunications equipment manufacturers to its "Entity List," substantially restricting the transfer of U.S.-sourced items to those entities. The U.S. government has also imposed, and may in the future impose, broad tariffs on telecommunications equipment and components, a significant share of which is sourced from China and other countries that have been or may be targeted. Any such actions could impair our key suppliers' ability to serve us and materially increase our equipment costs.
●	Global Supply Chain Disruptions. Geopolitical conflicts have disrupted global supply chains for critical components, including semiconductors essential to our network infrastructure. The conflict in Ukraine has curtailed supplies of key semiconductor inputs, such as neon gas, of which Ukraine was a major producer, and palladium, of which Russia is a leading supplier, constraining semiconductor production capacity and contributing to delays in our data center expansion, including our Cikarang data center in 2023. The escalation of hostilities involving Israel, Iran, and the United States in 2026, including restrictions and controls on shipping in the Strait of Hormuz, has driven oil price volatility, increasing international logistics and freight costs for the network equipment and components we procure, which may compress our margins to the extent such costs cannot be passed through to customers.

If any of these disruptions persist or intensify, we may be unable to obtain the components needed to maintain and upgrade our network infrastructure and roll out 5G technologies, resulting in higher costs, extended project timelines, and possible service interruptions. Finding alternative suppliers, whether due to geopolitical restrictions, epidemic or pandemic-related constraints, or other factors, may not be possible on a timely basis or on commercially acceptable terms. Any of the foregoing could negatively affect our operations, financial condition, and competitive position.

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

As a result, based on our anticipation of further significant growth in data traffic, we have made and will continue to make substantial investments in the development of our infrastructure network, including our 4G/LTE and 5G infrastructure, to carry the increasing data traffic. However, our ability to improve or expand our infrastructure network is subject to various factors, a number of which are not within our control, such as regulations and changes in regulations, changes to the competitive environment or technological developments that could materially and adversely affect our ability to improve or expand our infrastructure network as expected or desired and achieve anticipated returns on our investments.

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

We partner and collaborate with various global technology companies as part of our strategy of providing digital IT services to our businesses. Global technology companies have capabilities and scale that we may not be able to create and develop organically, whether in the near-term or at all, and such partnerships are necessary to achieve some of our strategic goals. Our reliance on global technology companies is especially critical for major projects, such as developing a vertical digital ecosystem in Indonesia, fostering digitalization by providing wider access to digital tools for businesses and Government agencies, and generally supporting Indonesia’s digital development through our contribution to the One Data Indonesia initiative, the Government’s plan for digitizing Government data and facilitating transfers of such data, and the Government’s implementation of the National Digital Platform.

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

Our strategic focus in 2025 was on undertaking a significant corporate transformation, highlighted by the partial spin-off of our Wholesale Fiber Connectivity business and assets to our subsidiary, PT Telkom Infrastruktur Indonesia

(“TIF”). This initiative, part of our broader strategy to unlock value in our digital infrastructure, alongside our continued focus on FMC, data center expansion, and B2B digital services, requires specialized expertise to manage both the complex transition and the operations of the restructured entities.

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

The implementation of our strategic initiatives, particularly the partial spin-off of a business segment to our subsidiary, TIF, involves the transfer of certain employees and requires specialized expertise to manage the transition. For more details on this transaction, see “—Risks Related to our Corporate Structure—Our efforts to streamline our corporate structure may not create expected synergies and efficiencies in a timely fashion or at all.”

As a result, we may not succeed in recruiting additional experienced or professional personnel, retaining current personnel, or effectively replacing current personnel who may depart with qualified or effective successors. Our efforts to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. There can be no assurance that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on the implementation of our business strategies, our business, prospects, financial condition, and results of operations.

If we are unable to manage our growth effectively, our business and financial results may be adversely affected.

To continue to grow sustainably, we are expanding our operational, research, sales and marketing efforts, accounting and financial systems, procedures, controls and other internal management systems. For more information on our growth strategy, see “Item 4.B. Business Overview – Strategy.” This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected. If we fail to adequately manage our growth effectively, improve our operational, financial and management information systems, or effectively train, motivate and manage our new and future employees, it could adversely affect our business, financial condition and results of operations.

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

Our internal investigation conducted with the assistance of outside counsel and a forensic accounting firm in connection with the SEC and DOJ investigations (the "Internal Investigation") also focused on the review of approximately 140 transactions originating from 2014 through 2021, and primarily between 2016 and 2019. Certain of these transactions were entered into by our former management or the former management of certain of our subsidiaries, primarily related to the enterprise business segment, were executed in circumvention of IFRS, our policies, and ICFR to manage reported earnings. Other members of former management, including those who were in place during later periods, failed to take corrective action when these transactions were identified as improper or potentially improper. These transactions and this absence of corrective measures reflected deficiencies in our control environment. For more information, see “Item 3D — Risk Factors — Risks Related to Our Business — Operational Risks — Damage to our reputation could negatively impact our business, financial condition, and results of operations”, “Item 3D — Risk Factors — Risks Related to Our Business — Legal and Compliance Risks — We are and may be subject to legal proceedings, claims and investigations, including for allegations relating to our public disclosures and disputes and litigation with regulators, competitors and other parties. If the outcomes of these proceedings, claims and investigations are adverse to us, our business, results of operations and financial condition could be materially and adversely affected, including because we may be subject to criminal or civil sanctions, or be required to restate our financial statements from prior periods”, “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” and “Item 15. Controls and Procedures.”

We have taken disciplinary action against involved employees and have implemented and continue to implement other remediation measures, such as the hiring of additional qualified accounting, finance, and legal personnel, engagement of technical accounting consultants, and streamlining of our organizational structure to improve oversight of our accounting and controlling functions. In 2025, we also created the Directorate of Legal & Compliance and a new Chief Integrity Officer position to strengthen our corporate governance and compliance program. Our full remediation plan is described in “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings – Remediation” in this Form 20-F. However, there can be no assurance that these efforts will be successful or will prevent the recurrence of similar issues.

If we are unable to maintain an effective internal control environment, fully identify, or assess the impact of, transactions that did not or do not comply with IFRS and our policies and guidelines, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations, and cause investors to lose confidence in our reported financial information, which could limit our access to capital markets, harm our results of operations, lead to a decline in the trading price of our securities, and expose us to increased risk of fraud, potential delisting, regulatory investigations, and civil or criminal sanctions.

Our independent registered public accounting firm, after conducting its own independent testing, may also issue a qualified report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us.

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

In addition, our corporate restructuring involves the transfer of certain enterprise customer contracts. In connection with our partial spin-off, the agreements with customers of the Wholesale Fiber Connectivity business will be transferred to our subsidiary, TIF. For more details, see “—Risks Related to our Corporate Structure—Our efforts to streamline our corporate structure may not create expected synergies and efficiencies in a timely fashion or at all.”

A deterioration in the financial condition of our enterprise customers, including those whose contracts are transferred to TIF, or of our subscribers, whether due to the macroeconomic factors described above or otherwise, has and may continue to adversely impact our business, including by negatively affecting the collection of accounts receivable. This could also result in our customers and subscribers purchasing fewer of our products and services or delaying such purchases, which could have a material adverse effect on our business, financial condition, results of operations and prospects. For the years ended December 31, 2024 and 2025, our total trade and other receivables, net of allowance for expected credit losses were Rp12,829 billion and Rp11,410 billion (US$684 million), respectively. We regularly review the collectability and creditworthiness of our customers and trade receivables generated by specific projects and transactions, on a case-by-case basis, to determine an appropriate allowance for estimated credit losses. We assess and calculate sufficient provision for impairment of our receivables to cover losses incurred arising from uncollectible accounts based on existing data on credit losses. The allowance for expected credit losses was Rp7,196 billion (US$432 million) as of December 31, 2025, representing an increase by approximately 14.3% compared to our allowance for expected credit losses as of December 31, 2024. Otherwise, the written-off uncollectible accounts in 2025 increased by 43.1%, from Rp401 billion in 2024 to Rp574 billion (US$34 million) in 2025. We believe that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible accounts. If our uncollectible accounts were to exceed our current or future allowance for credit losses, our operating results would be negatively impacted.

Further, recent global inflationary trends and financial market volatility have resulted in funding constraints that may affect the timing and scale of new purchases of our products and services by some of our existing or prospective enterprise customers. The effects of recent macroeconomic uncertainties on our customers have also resulted in delays to contract negotiations or customer orders and may result in further delays. These factors could materially and adversely affect our financial condition and operating results.

We are exposed to interest rate risk in relation to our bank borrowings.

Our debt includes bank borrowings used to finance our operations, and we have a mix of our fixed-rate loans and floating-rate loans in our bank borrowings. As of December 31, 2025, approximately 49.4% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans. Any future increases in interest rates would likely cause our financial expenses to increase as we enter into new loan agreements, including fixed-rate loans and credit facilities. Furthermore, while our 2025 share buyback of up to Rp3.0 trillion was funded by internal cash and not debt, the use of these internal funds could reduce our liquidity and may require us to seek external financing for future business development or operational needs, potentially at higher interest costs.

Worldwide macroeconomic changes driven by conflicts in the Middle East and Ukraine, coupled with a global economic slowdown, have led to rising energy and food prices, resulting in sustained global inflation and supply chain disruptions impacting Southeast Asia, including Indonesia. To support the Indonesian Rupiah and domestic economic growth, Bank Indonesia (“BI”) has adjusted interest rates several times in recent years. In February 2021, the BI benchmark seven-day (reverse) repo rate reached a historic low of 3.50% per annum (the “BI-Rate”). Subsequently, BI gradually increased the benchmark rate in response to global inflationary pressures, exchange rate volatility, and tightening global monetary conditions, with the BI-Rate reaching 6.00% in early 2025. During 2025, BI gradually reduced the benchmark interest rate to support economic growth and maintain financial system stability, bringing the BI-Rate down to 4.75% by the end of 2025. As of April 2026, BI has maintained the BI-Rate at 4.75% amid continued global economic uncertainty, volatility in international financial markets, and pressure on the Rupiah foreign exchange rate. Although inflation is expected to remain within BI’s target range and certain economies, including the United States and the European Union, have experienced easing inflation and lower interest rates, there can be no assurance that interest rates in Indonesia will continue to decline or remain stable. Future increases in interest rates may occur in response to domestic or global economic pressures, including inflationary risks, geopolitical tensions, exchange rate volatility, and capital outflows. Lower than anticipated interest rate reductions, or any future increases in interest rates, may cause our financing costs to remain higher than expected or increase financial expenses associated with floating rate borrowings, which could adversely affect our financial condition and results of operations.

We may be unable to fund the capital expenditures needed for us to remain competitive in the telecommunications industry in Indonesia.

The delivery of telecommunications services is capital intensive. In order to be competitive, we must continually expand, modernize, and update our telecommunications infrastructure technology, which involves substantial capital investment. For the years ended December 31, 2023, 2024, and 2025, our consolidated capital expenditures totaled Rp32,858 billion, Rp24,436 billion, and Rp24,577 billion (US$1,475 million), respectively. Our capital expenditure in 2025 was driven by allocation for the development, expansion and modernization of our telecommunications infrastructure and digital platforms. Key initiatives undertaken in 2025 included investments in radio access networks (RAN), core network solutions, gateway and signaling systems, and fixed broadband infrastructure (including fixed broadband core and submarine cable systems). Additionally, capital expenditures were directed to supporting digital service platforms like online charging systems, customer relationship management, and service control points, as well as emerging technology deployments such as Starlink-based services. A portion of the expenditure also supports large-scale infrastructure projects, including data center construction and operational technology networks, along with associated technical support and rollout services to ensure network reliability and scalability.

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

As of the date hereof, we are subject to ongoing government investigations and legal proceedings in the United States and Indonesia and cannot provide any assurance about their outcomes, which may have a material adverse effect on our reputation, business, results of operations, or financial condition.

In October 2023, we received a document request from the SEC relating to Telkom Infra’s involvement in a project with the Indonesian Information and Telecommunication Accessibility Agency of the MoCD (“BAKTI Kominfo”) regarding the provision of 4G BTS infrastructure. The SEC has since expanded its investigation to include accounting and disclosure issues relating to our revenue recognition, financial reporting practices, and ICFR, as well as public reports regarding certain Indonesian legal proceedings involving our Company, various subsidiaries and affiliates, and certain of our clients and suppliers. Beginning in May 2024, we also received requests for information from the DOJ focused on compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”). Each U.S. authority is aware of the other agency’s investigation. We are cooperating with the SEC and DOJ and have been carrying out our Internal Investigation into these issues.

As of the date hereof, the Internal Investigation is substantially complete. The Internal Investigation focused on the review of approximately US$324 million of revenues, spread across approximately 140 transactions originating from 2014 through 2021, and primarily in 2016 through 2019, impacting historical trade receivables and revenues, to determine whether goods and services associated with these transactions were delivered or otherwise recorded in accordance with IFRS and whether such transactions were consistent with our policies, procedures, and ICFR. Our internal audit team also completed investigations for certain of these transactions, and those conclusions have been considered as part of the Internal Investigation.

As of the date hereof, based on the results of our Internal Investigation, we believe that substantially all of these approximately 140 transactions that we have identified as lacking economic substance resulted in an overstatement of certain financial information, including revenues, gross trade receivables and net trade receivables, as set out in our consolidated financial statements relating to prior financial years. For a full description of the Internal Investigation findings, see “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings.”

We are also responding to various requests from the SEC and DOJ relating to their investigations. The requests primarily relate to the regulators’ investigations into accounting and disclosure issues relating to our revenue recognition, financial reporting practices, and ICFR, as well as public reports regarding certain Indonesian legal proceedings involving our Company, various subsidiaries and affiliates, and certain of our clients and suppliers. The SEC’s and DOJ’s investigations remain ongoing, and we continue to cooperate fully with the SEC and DOJ.

We cannot predict the duration, outcome, or impact of these investigations. Potential consequences include the imposition of material fines or penalties, monitorship, civil or criminal enforcement actions, restrictions on our business, potential delisting, additional government investigations or enforcement actions, or an inability to finalize our financial results in a timely manner, including a delay in complying with our periodic reporting obligations, any of which could have a material adverse effect on our business, financial condition, results of operations, and the market price of our shares and American Depositary Shares. An investigation or inquiry by the SEC or DOJ, even if ultimately resolved favorably, could adversely impact our reputation, business, prospects, financial condition, and results of operations.

In February 2025, the U.S. administration issued an executive order titled “Pausing Foreign Corrupt Practices Act Enforcement to Further American Economic and National Security,” pausing DOJ enforcement of the FCPA for 180 days (renewable for an additional 180 days). Shortly thereafter, the DOJ and SEC informed our Company of an indefinite pause on the FCPA-related aspects of their investigations. We cannot be certain how any resulting changes to FCPA enforcement will affect the DOJ’s investigation of our business.

We have cooperated with, and continue to cooperate with, and have in certain instances self-reported to, government authorities in Indonesia, including, among others, the Indonesian National Police, the Public Prosecution Service, and the Corruption Eradication Commission, various matters involving alleged or potential violations of Indonesian laws and regulations by our business units, subsidiaries, and affiliates, including anti-corruption, alleged fraud, embezzlement, and issues associated with trade receivables, some of which are related to the matters under investigation by the SEC and DOJ. In May 2025, the DKI Jakarta High Prosecutor’s Office designated eleven individuals as suspects and detained them in connection with alleged corruption involving fictitious financing at our Company, relating to conduct that primarily took place between 2016 and 2019, following our submission of internal audit findings in support of the Government’s Bersih-bersih BUMN program. In April 2026, the Central Jakarta District Court issued its verdict against these eleven individuals. We have taken, and continue to take corrective actions including disciplinary action against involved employees, hiring additional qualified accounting, finance, and legal personnel to provide additional capacity and expertise to enhance our accounting and reporting review procedures, engaging consultants to provide additional technical accounting expertise, receivables collection effort, streamlining and delayering our organizational structure to improve oversight of our accounting and controlling functions, and other changes to our internal procedures. We fully support the applicable legal processes in Indonesia and continue to cooperate with Indonesian authorities. The outcomes of these proceedings remain uncertain and could expose us to additional liability, reputational harm, or operational disruption. In connection with the foregoing self-reporting and ongoing cooperation with Indonesian authorities, the OJK, as the regulator with supervisory powers over the capital markets sector, may also request clarifications or additional information from us regarding the reported matters.

Any adverse outcomes of these matters could result in negative publicity, regulatory actions, reputational damage, and claims, fines, damages, and lawsuits, any of which could have material adverse effects on our business, results of operations, and financial condition. For more information, see also “Item 3D. — Risk Factors — Risks Related to Our Business — Operational Risks — Damage to our reputation could negatively impact our business, financial condition, and results of operations”, “Item 3D. — Risk Factors — Risks Related to Our Business — Financial Risks — If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud”, “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” and “Item 15. Controls and Procedures.”

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

In Indonesia, the primary regulatory framework for personal data protection is the PDP Law, which governs both digital and physical personal data management. However, as of this date, detailed implementing regulations have not yet been issued. The PDP Law took full effect on October 17, 2024, requiring us, as personal data controllers, to adapt our business practices to promote compliance throughout all stages of personal data processing. As a personal data controller, we are obligated to inform data subjects of the purpose and legality of data processing, obtain their consent, and process data in a limited, specific, lawful, and transparent manner. We are also required to notify data subjects promptly in the event of a data breach. Additionally, the PDP Law mandates the appointment of a Data Protection Officer (“DPO”) for companies that handle large-scale personal data, perform regular and systematic monitoring, or process data related to public services. To comply with the PDP Law, we have implemented a comprehensive data protection policy that governs personal data processing and helps establish compliance with legal and consent requirements. In 2024, Telkom appointed a DPO and formed a Data Protection Unit under the Corporate Secretary department. See also “Item 16K – Cybersecurity” for further details. However, despite these measures, there remains a risk of cybercrime, data breaches, or human error that could result in violations of personal data protections. Non-compliance with the PDP Law could result in sanctions, including written warnings, temporary suspension of data activities, deletion of personal data, or administrative penalties.

In 2025, MoCD’s Legal Bureau conducted a series of harmonization meetings on the draft Government Regulation intended to supplement the PDP Law and establish more comprehensive standards for data controllers and processors. The draft Government Regulation also outlines the proposed establishment of a Personal Data Protection Authority, which is intended to provide institutional certainty and support consistent enforcement of personal data protection rules. As of May 2026, the draft Government Regulation has not yet been finalized. While the implementing regulations under the PDP Law have not yet been finalized, we have been subject to the obligations under, and have continued to comply with, the PDP Law since it became fully effective. In anticipation of the implementing regulations and evolving regulatory expectations, since 2024 we have undertaken various preparatory and compliance measures relating to the anticipated requirements under the PDP Law. However, full compliance with the detailed requirements to be set out in the final Government Regulation may require additional resources and investments, possibly delaying specific projects. Any such additional expenditures or delays could adversely impact our operational results and, in turn, materially and adversely affect our business, financial condition, results of operations, and prospects.

As of the date hereof, MoCD is in the process of developing a new regulation on AI ethics. According to MoCD’s Press Release No. 201/HM-KKD/10/2025, dated October 29, 2025, Nezar Patria, the Vice Minister of MoCD, stated that the Government was then in the process of drafting two regulatory instruments related to AI, which will cover, among others, the national development of AI and the ethical use of AI, with the objective of ensuring privacy protection, security, accountability, and ethical standards in the utilization of AI. As of the date hereof, the regulatory framework on AI ethics is limited to the MoCD AI Circular Letter and EIT Law. These regulations aim to promote ethical AI usage and protect children on digital platforms. They require Electronic System Operators (“ESOs”), including us, to implement preventive measures against risks to children posed by electronic systems. Additionally, they grant the Government significant oversight of electronic systems in Indonesia. For example, the MoCD AI Circular Letter outlines obligations for businesses using AI-based systems in public and private sectors. These include ensuring human oversight and validation of AI-driven decisions that may affect individuals, thereby prohibiting fully autonomous decision-making by AI systems without human involvement.

The recent amendments to the EIT Law significantly increase the responsibilities of ESOs, with a particular focus on child protection online. The amendments address the digital landscape’s changing dynamics and aim to protect children from potential harm. To be fully implemented, these amendments will be supported by forthcoming Government, Presidential, and Ministerial Decrees. A critical amendment to the EIT Law, Article 16A, directly targets the safety of children in the digital sphere by mandating ESOs to implement robust child protection mechanisms from the development to the operational stages of their systems. In response, our subsidiaries that manage distribution platform services, such as gaming and entertainment contents, have implemented data updates to display user age ratings. Instances of non-compliance with these requirements could lead to severe administrative penalties, including the possibility of system suspension or shutdown. Furthermore, the amendments emphasize the Government’s broader regulatory authority within Indonesia’s digital environment and grants the Government the power to compel ESOs to modify their operations, with penalties for non-compliance. While intended to promote a safe, fair, and innovative digital space, the broad scope of these powers has generated concerns over potential Government overreach and its implications for innovation and business growth within the sector.

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

Government regulations, including the Job Creation Law of 2023 and its implementing regulation, Ministry of Communication and Informatics Regulation No. 5 of 2021, require telecommunications providers to share network infrastructure. We are required to grant other operators access to our passive infrastructure, such as ducts, towers, and poles, on a fair, reasonable, and non-discriminatory basis. Furthermore, we may be mandated to provide access to our active infrastructure and network capacity based on mutual agreement between operators.

As the operator with the most extensive infrastructure in Indonesia, these sharing mandates could allow competitors to expand their coverage and services by leveraging our network without incurring the significant capital expenditure required to build their own. The regulations grant the Ministry of Communication and Informatics the authority to determine tariffs if a commercial agreement cannot be reached between operators, creating a risk that we may not be able to charge rates that we consider commercially acceptable. If we are mandated to share our infrastructure and lease capacity at regulated, non-commercial rates, it could diminish our competitive advantage, erode our revenue, and have a material adverse effect on our financial condition and results of operations.

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

Changes in regulated tariffs also directly impact our revenue. For instance, we derive substantial revenue from interconnection services, as we have the largest telecommunications network in Indonesia and our competitors must pay tariffs to connect to our network. The implementation of IP-based interconnection initiated on January 1, 2025. However, until such implementation is fully completed, our network will continue to operate partially on legacy systems. While this does not immediately impact our revenue, future regulations — particularly the MoCD’s decision on tariffs for full IP-based interconnection — could affect our interconnection revenue model.

Regulated SMS interconnection rates have been decreasing in recent years and may decrease further in the future. Such decrease has had and will have, if continued, a negative impact on our revenue.

MoCD Regulation No. 5/2021 also allows the public to participate in the supervision process by providing them the right to submit complaints and take other actions regarding tariffs that they may view as being unfairly charged by us. In its role of ensuring fair competition in the telecommunications industry and protecting the public interest, the MoCD may have the authority to set upper and lower limits on the tariffs we charge.

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

In addition, Government regulations require us to allow other telecommunications operators to lease space on our telecommunications towers in a manner that provides equal opportunity to and without any discrimination among such other telecommunications operators. These regulations enable our competitors to broaden their networks by using our infrastructure, thus avoiding the cost of constructing their own towers. This advantage is particularly significant in urban areas, where securing new tower locations is challenging, allowing competitors to swiftly expand and grow their operations. Moreover, our subsidiary PT Dayamitra Telekomunikasi Tbk (“Mitratel”) faces infrastructure sharing obligations for its passive infrastructure including towers and fiber optics. The implementation of these requirements, coupled with the potential issuance of multiple 5G licenses, could limit the availability of new sites for BTS towers in certain regions. Additionally, any mandates for the retrofitting of existing towers to accommodate multiple operators could lead to our incurrence of additional expenses.

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

We have experienced, and may in the future experience, local community opposition to our existing sites or the construction of new towers on new sites for various reasons, including aesthetic and alleged health concerns. As a result of such opposition, we could be required by the local authorities to dismantle and relocate certain towers. Opposition to the construction of new towers could also cause delays in the availability and completion of new towers. In extreme cases, vandalism could result in damaged equipment. In the year ended December 31, 2025, we were involved in 61 community disputes.

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

We are subject to multiple rules and regulations in respect of our electronic money (“E-Money”) business. The specific regulation of E-Money is mainly governed by BI. In 2021, BI introduced new rules allowing parties with payment system business activities to obtain one license for multiple types of payment services, compared to the previous rules requiring parties to obtain one license for each type of payment service they provided (e.g., separate licenses for each E-Money, payment gateway,  e-wallet, and remittance business).

Any party that wishes to conduct E-Money business activities in Indonesia must first obtain a payment service provider (Penyedia Jasa Pembayaran or “PJP”) license granted by BI which may, depending on its category, cover specific payment system business activities such as E-Money. Our subsidiary Telkomsel holds a majority equity stake in PT Fintek Karya Nusantara (“Finarya”). Finarya has obtained a PJP Category 1 license from BI which covers E-Money and remittance services. However, BI has the authority to take further actions as it sees fit, such as revoking a license, shortening the license period, or limiting the license holder’s activity. If BI imposes any such actions on Finarya, our ability to conduct our ordinary course E-Money business would be limited, which may adversely affect our business, financial condition, and results of operations. See also “Item 4B. Information on the Company — Licensing — Payment Method Using E-Money” for more details on BI’s requirements for licensing.

BI regulations governing payment system providers in Indonesia impose multiple requirements on BI license holders, including certain restrictions on shareholding and corporate governance as well as risk management and information system capability requirements. If we, through Telkomsel and Finarya, fail to comply with any of these obligations, we will be subject to administrative sanctions. Any sanction imposed on Finarya could materially and adversely affect our business, financial condition, results of operations and prospects.

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

Risks Related to our Corporate Structure and Governance

We are subject to the control of the Government and its interests may not necessarily align with the interest of our other shareholders or our own interests.

As of the date hereof, the Government is our ultimate controlling shareholder. This control is exercised through a dual-layer structure comprising both direct and indirect mechanisms that grant the Government substantial influence over our governance, operations, and strategic direction.

Directly, the Government, through the SOE Regulatory Agency, holds our single, non-transferable Dwiwarna Share. This share grants the Government special rights under our Articles of Association and Indonesian law, including the power to approve the appointment, removal, and nomination of all members of our Board of Directors and Board of Commissioners, as well as veto rights over amendments to our Articles of Association, decisions on mergers or dissolution, and changes to our capital structure. These rights allow the Government to exert direct and decisive influence over fundamental corporate governance matters.

Indirectly, the Government exercises control through its majority ownership of our Series B Shares. Pursuant to a restructuring formalized by Law No. 16 of 2025 and its implementing regulations, the Government’s majority stake in our Series B Shares is held by PT Danantara Asset Management (“DAM”), an operational holding company. DAM, in turn, is wholly owned by the Daya Anagata Nusantara Investment Management Agency (Badan Pengelola Investasi Daya Anagata Nusantara or “BPI Danantara”), which is a Government-owned entity vested with the statutory authority to establish strategic guidelines and policies for SOEs, including our Company. As a result, the Government, acting through BPI Danantara and DAM, is able to exert significant influence over our operational management and strategic direction.

The Government also holds a Dwiwarna Share in our competitor, PT Indosat Tbk (“Indosat Ooredoo Hutchison” or “IOH”), and may have the ability to exercise similar control over IOH.

The interests of the Government, as our ultimate controlling shareholder, may differ from the interests of our other shareholders. The Government may prioritize broader public policy objectives or national interests, such as the development of the telecommunications sector in a manner that favors one operator over another, which may not align with our commercial objectives or the goal of maximizing shareholder value. Should the Government cause us to pursue initiatives or enter into transactions that prioritize public policy considerations without adequate commercial justification or compensation, or if its control over us and our competitors, such as IOH, leads to market conditions or specific directives that favor any other telecommunications operator, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We may experience further changes in governance as an SOE.

The Government enacted Law No. 1 of 2025 on the Third Amendment to the SOE Law, introducing a restructuring framework for SOEs, including the establishment of Operational Holding and Investment Holding entities under the management of BPI Danantara. As part of this restructuring, Government Regulation No. 15 of 2025 on the Additional State Capital Participation of the Republic of Indonesia into the Share Capital of PT Biro Klasifikasi Indonesia (Persero) (“BKI”) for the Establishment of an Operational Holding (“GR 15/2025”) mandated the transfer of the Government’s Series B shares in various SOEs, including our Company, to DAM (previously known as BKI) through in-kind state capital participation, thereby designating DAM as an operational holding responsible for overseeing the operational activities of assigned SOEs. In addition, Government Regulation No. 16 of 2025 on State Capital Participation of the Republic of Indonesia in BPI Danantara (“GR 16/2025”) further formalised DAM’s status as an operational holding by transferring all of its Series B shares to BPI Danantara, resulting in BPI Danantara becoming DAM’s majority shareholder, while the Government retained ultimate control through the Dwiwarna Share. Collectively, these regulatory actions constituted the initial phase of the restructuring of SOE governance under the new statutory framework.

On October 16, 2025, the Government enacted Law No. 16 of 2025 on the Fourth Amendment to the SOE Law, which introduced further adjustments to the SOE governance framework, including the transformation of the former MSOE into the SOE Regulatory Agency. Under this amendment, the SOE Regulatory Agency was established as a Governmental body mandated to perform regulatory, supervisory, and policy-formulating functions in the SOE sector. Given its status as a Government agency and the absence of any statutory indication that it constitutes a separate legal entity, the SOE Regulatory Agency effectively assumes the legal and functional position previously held by the MSOE, including acting as the Government’s representative in exercising the rights attached to the Dwiwarna Share in SOEs. Its authorities largely mirror those of the former MSOE, with certain enhanced powers such as approving the work plan of BPI Danantara. As a regulator established under statutory law, the SOE Regulatory Agency also exercises regulatory authority consistent with the broader legislative framework under Law No. 12 of 2011 on the Establishment of Laws and Regulations.

The Fourth Amendment to the SOE Law also reallocates certain strategic governance rights, previously attached to the Government’s Dwiwarna Share to BPI Danantara. Under the revised framework, BPI Danantara is vested with statutory authority to formulate strategic guidelines and policies for SOEs, including in areas such as legal compliance, accounting and finance, operational planning, and risk management. This constitutes a material shift in the governance architecture of SOEs and may affect our corporate governance framework, as strategic directions or policy determinations issued by BPI Danantara could influence our internal policies, operational priorities, and management processes. The involvement of BPI Danantara in certain of our decision-making processes could also impact the pace of our decision-making processes. For example, pursuant to amendments to our Articles of Association adopted at our Extraordinary General Meeting of Shareholders on December 12, 2025, and restated in Notarial Deed No. 07 dated January 6, 2026, any write-off of our uncollectible receivables, including bad principal receivables, interest receivables, fines, fees, and other non-principal receivables written off for purposes of restructuring or settlement, must first obtain the prior approval of BPI Danantara before the Board of Commissioners may grant its own approval. These changes may also alter the coordination dynamics among BPI Danantara, the SOE Regulatory Agency, and operational holding entities, potentially affecting the balance between shareholder rights and Governmental regulatory authority.

While the transformation of the MSOE into the SOE Regulatory Agency is not expected to have a material impact on our governance structure, the expansion of BPI Danantara’s statutory authority introduces uncertainty into the future governance landscape for SOEs, including our Company. At this stage, no implementing regulations have been issued to clarify the scope, mechanisms or practical application of BPI Danantara’s newly vested strategic policy-setting authority. As a result, we cannot predict how BPI Danantara will exercise such authority going forward, whether future strategic directives may materially affect our operations, compliance frameworks or financial policies, or how coordination among the SOE Regulatory Agency, BPI Danantara and Operational Holding entities will function in practice. We continue to monitor the issuance of implementing regulations under the amended SOE Law, as these may further define the scope of BPI Danantara’s authority and introduce governance adjustments that could affect our operations, strategic planning and internal processes.

We are dependent on our subsidiary, Telkomsel, a cellular telecommunications services and cellular telecommunications networks company.

We derived 74.9%, 73.1% and 72.2% of our revenue in 2023, 2024 and 2025 respectively, from our mobile business through our 69.9% majority-owned subsidiary, Telkomsel. The remaining 30.1% interest in Telkomsel is held by Singapore Telecom Mobile Pte. Ltd. (“Singtel”). In addition, in line with our FMC initiative, we entered into an agreement with Telkomsel to combine our fixed broadband and mobile broadband services into a single business entity, by transferring a portion of our assets and liabilities allocated to the IndiHome business segment to Telkomsel (the “IndiHome Integration”). After the IndiHome Integration, there has been an increase in the contribution from Telkomsel to our consolidated revenue, including in 2025, compared to Telkomsel's contribution prior to the IndiHome Integration. See “Item 5A—Operating Results.”

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

Our efforts to streamline our corporate structure may not create expected synergies and efficiency in a timely fashion or at all.

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

A cornerstone of this strategy in 2025 has been the partial spin-off of our Wholesale Fiber Connectivity business and assets to our controlled subsidiary, TIF. We signed a Conditional Spin-Off Agreement on October 20, 2025, for this transaction, valued at approximately Rp35.79 trillion, which represents a key phase in our plan to establish TIF as a dedicated digital infrastructure company. The spin-off is intended to create a more focused business, unlock the value of our fiber assets, and improve operational efficiency. This initiative is part of a multi-phase plan, with subsequent stages of asset transfers to TIF anticipated in 2026, subject to further assessment and approvals.

These streamlining efforts, however, have been delayed, and we may experience further delays or unforeseen challenges. In addition, during transition periods, we may incur costs inherent to the implementation of such streamlining efforts without realizing the anticipated benefits to our business, competitiveness, costs, and synergies, which could have a negative effect on our financial condition and results of operations.

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

Public demonstrations have frequently been triggered by social and political concerns, including regional election laws, civil rights, democratic processes, and controversial public policies. Although many demonstrations have remained peaceful, some have escalated into violence. Most recently, beginning on August 25, 2025, large-scale demonstrations took place outside the national parliament in Jakarta in response to public dissatisfaction over legislative compensation and broader governance concerns. These protests escalated into violent clashes between demonstrators and security forces, prompting the authorities to deploy significant police and military personnel and impose traffic restrictions around key Government areas. The demonstrations subsequently extended over several days and spread to multiple cities, where public anger widened to include criticism of law-enforcement practices and perceived lack of Government accountability. Reports indicated the use of tear gas and water cannons by security forces, road closures affecting mobility, arrests of participants, and continued unrest across affected regions. These events underscore the potential for political grievances to escalate and generate broader disruptions.

In addition to evolving political dynamics, Indonesia continues to face significant social and civil unrest, particularly in Papua, where separatist tensions have intensified. In the first quarter of 2025, over 86,000 people were internally displaced due to armed confrontations between Indonesian National Military (Tentara Nasional Indonesia or “TNI”) and the West Papua National Liberation Army (Tentara Pembebasan Nasional Papua Barat – Organisasi Papua Merdeka or “TPNPB-OPM”) separatist group, with serious clashes reported in Intan Jaya and ultimatums issued by separatist elements to the military. In April 2025, members of the TPNPB-OPM killed approximately 15 civilian gold miners in Yahukimo Regency, prompting calls from civil society and Papuan leaders for a more peaceful, humanitarian approach. Senior regional officials have publicly questioned the continued deployment of security forces, noting that the current strategy has not sufficiently reduced violence and has contributed to civilian suffering. These developments highlight ongoing challenges to stability and unity across Indonesia’s culturally and regionally diverse population, and the escalation of conflict in Papua poses risks to our operations, including security concerns, potential supply chain disruptions, and reputational exposure.

Moreover, during the course of President Prabowo Subianto and Vice President Gibran Rakabuming Raka’s administration, the direction and pace of policy implementation remain in transition. The Government has announced numerous policy initiatives, including reforms in food security, defense modernization, fiscal spending and budget allocation, social welfare programs, infrastructure development, and energy transition plans, many of which have not yet been accompanied by detailed implementing regulations. This combination of policy breadth and regulatory uncertainty may create short-term volatility and unpredictability in the business environment. In addition, the incumbent administration has initiated several changes to existing legislation, including the fourth amendment to the SOE Law, which may result in further adjustments to the regulatory framework. Challenges in implementation, coupled with frequent judicial reviews, may further affect the stability and predictability of the legal and regulatory environment, potentially impacting business operations across sectors.

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

Our business performance is susceptible to downturns in the Indonesian, regional and global macroeconomic environment. In the past, Indonesia's economy has faced major external shocks, such as the Asian economic crisis of 1997 and the global economic crisis in 2008, leading to recession, currency depreciation, high interest rates, and social unrest. While the Indonesian economy continues to recover, certain internal and external pressures could have an adverse effect on our business, financial condition, results of operations and prospects.

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

For instance, ongoing trade disputes between major economies, particularly the United States and China, continue to create uncertainty and volatility in global financial markets. Since 2025, these tensions have significantly intensified, with the U.S. imposing sweeping additional tariffs on Chinese goods and China implementing retaliatory measures, including increased tariffs and export restrictions on critical goods. In 2026, this trajectory has accelerated: a broad-based U.S. tariff reset, partially triggered by U.S. court proceedings and executive action, has disrupted global trade patterns and created significant volatility in emerging market currencies and capital flows. U.S.-China bilateral ties remain structurally adversarial, and any resumption of active trade hostilities could further reduce capital inflows and investment in emerging markets such as Indonesia, exerting downward pressure on the Rupiah, disrupting regional supply chains, and increasing external financing costs.

Further, the U.S. Federal Reserve's monetary policy decisions continue to impact global markets. Through 2025 and into 2026, the U.S. Federal Reserve has navigated a complex policy environment, balancing residual inflation concerns, tariff-induced price pressures, and signs of slowing U.S. economic growth, resulting in a prolonged period of elevated interest rates relative to the pre-2022 baseline. This sustained higher-rate environment causes fluctuations in capital flows and currency values in emerging markets, including Indonesia. Persistent inflationary pressures in Indonesia and higher borrowing costs remain a concern, potentially impacting our profitability if we are unable to pass on increased financing expenses.

In addition, China's economic slowdown persisted into 2026, with ongoing challenges in its property sector, consumer demand, and financial markets. This has had ripple effects across the region, dampening business sentiment and investment appetite. The sluggish recovery in China continues to strain global supply chains and weighs on regional economic growth, creating uncertainty for countries reliant on trade with China, including Indonesia.

The conflicts in Ukraine and the Middle East remain significant, carrying broader regional and global implications. The ongoing conflict in Ukraine continues to drive disruptions in global energy and agricultural markets, with enduring economic sanctions affecting supply chains. Meanwhile, volatility in the Middle East has intensified, with ongoing conflict and geopolitical escalation in the region in 2025 and into 2026 continuing to exert upward pressure on global energy prices and contributing to intermittent supply disruptions. These geopolitical tensions increase uncertainty in global markets, contributing to inflationary pressures and reducing global business and consumer confidence. The reconfiguration of global security arrangements, including shifts in NATO commitments, increased defense spending across Europe and Asia, and heightened great-power competition, has introduced an additional layer of structural unpredictability into the global trade and investment environment. Further regional escalations could pose a significant downside risk to global growth and stability, with cascading effects on developed and emerging economies, including Indonesia and other Southeast Asian markets.

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

These adverse economic conditions, geopolitical developments, and internal strategic and governance risks could suppress business activity, disposable income, and consumer purchasing power, which may reduce demand for communication services, including our services. Such a decline in demand, or a failure to successfully execute our strategic initiatives, could have a material adverse effect on our business, financial condition, results of operations and prospects. Prolonged global uncertainties or future economic instability could have a material and adverse impact on the performance of our business.

Fluctuations in the value of the Indonesian Rupiah may materially and adversely affect us.

Our functional currency is the Indonesian Rupiah. Historically, the Indonesian Rupiah has been subject to significant depreciation and volatility against the U.S. Dollar and other foreign currencies. From a 2021 high of Rp14,219 to US$1.00 on December 24, 2021, the Rupiah depreciated to a low of Rp16,676 to US$1.00 on December 31, 2025, (based on the middle exchange rate published by Reuters Refinitiv), due to, among other factors, the slowing global economy and strong U.S. Dollar. The Indonesian Rupiah may continue to soften in the future.

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

Interest rates are affected by the inflation rate. Historically, Indonesia has experienced periods of high inflation. The inflation rate (measured by the year-on-year change in the consumer price index) remains volatile with an annual inflation rate of 1.57% and 2.92% in the years ended December 31, 2024 and 2025, respectively. Based on ongoing economic pressures in the wake of the military conflict in Ukraine, it is anticipated that inflation may continue to rise in the near future. Interest rates have increased rapidly and substantially as central banks in several countries and regional blocks raised interest rates in an effort to subdue inflation. If inflation causes interest rates to further increase significantly and results in a rapid increase in benchmark rates, it could have a material adverse effect on Indonesia’s economy, business climate and consumer confidence.

Even if we have not yet experienced any such impact on our revenues in 2025, higher inflation rates generally lead to a reduction in purchasing power, thus increasing the likelihood of a lower level of demand for our products and services in Indonesia, which would have a negative impact on our revenues. Further, any increase in our costs and expenses due to inflationary pressures that we would not be able to match (partially or fully) by increasing our prices would decrease our profit margin. Eventually, tighter monetary policy and potentially higher long-term interest rates may drive a higher cost of capital for our business. As a result, a high inflation rate in Indonesia could have a material adverse effect on our business, financial condition, results of operations and prospects.

Downgrades of credit ratings of the Government or Indonesian companies could materially and adversely affect our business.

As of the date of this annual report on Form 20-F, Indonesia’s sovereign foreign currency long-term debt was rated “Baa2” with negative outlook by Moody’s, “BBB” with stable outlook by Standard & Poor’s and “BBB” with negative outlook by Fitch.

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

On March 31, 2023, the Government enacted the Job Creation Law 2023, replacing the previous Job Creation Law and incorporated the provisions of Lieu of Law No. 2/2022. However, civil society groups and labor unions criticized the Job Creation Law 2023 for disadvantaging workers, prompting the Labor Party and unions to file for judicial review in the Constitutional Court. On October 31, 2024, the Constitutional Court upheld 21 of the 71 contested provisions, focusing on provisions related to wage eligibility and minimum wage adjustments to promote proportionality and adequate living standards for employees. The Constitutional Court also directed the Government and legislature to draft a standalone manpower law by 2026, adding further uncertainty to the Indonesian labor regulatory framework.

As of September 30, 2025, the Government has formed an official drafting team comprising representatives from relevant ministries and tripartite stakeholders, and has commenced a series of public consultations with labor unions, employer associations, business chambers, and civil society groups. These consultations remain ongoing, and the scope, structure, and substantive policy direction of the forthcoming manpower law continue to be subject to further deliberation. Given the early stage of the drafting process and the possibility of material revisions arising from stakeholder negotiations, the timing and final content of the new manpower law remain uncertain and may result in additional regulatory changes affecting employment arrangements, wage determinations, outsourcing practices, and other labor-related obligations applicable to employers in Indonesia.

The evolving regulatory landscape creates significant uncertainties in Government oversight and compliance standards, which could affect our strategic and financial planning. The mandate to enact a standalone manpower law by 2026 adds another layer of complexity, as potential changes to core labor provisions could require adjustments to our employment practices. New labor regulations may increase operational costs as we adjust to meet stricter compliance requirements, particularly in areas such as employee compensation, benefits, and severance. We may need to make additional investments in human resources and compliance systems to address these challenges. The changes necessitated by the evolving labor regulatory landscape could have a material and adverse effect on our cost base, which would in turn materially and adversely affect our business, financial condition, results of operations, and prospects.

Risks relating to Natural Disasters and Climate Change

Indonesia is vulnerable to natural disasters and events beyond our control, which could materially and adversely affect our business and operating results.

Many parts of Indonesia, including areas where we operate, are prone to natural disasters such as floods, lightning strikes, typhoons, earthquakes, tsunamis, volcanic eruptions, fires, droughts, power outages, and other events beyond our control. The Indonesian archipelago is one of the most volcanically active regions in the world as it is located in the convergence zone of three major lithospheric plates. It is subject to significant seismic activity that can lead to destructive earthquakes, tsunamis or tidal waves. Flash floods and more widespread flooding also occur regularly during the rainy season from November to April. Cities, especially Jakarta, are frequently subject to severe localized flooding which can result in major disruption and, occasionally, fatalities. Landslides regularly occur in rural areas during the wet season. In November 2025, following a cyclone, floods caused fatalities and damages in Sumatra. From time to time, natural disasters have killed, affected or displaced large numbers of people and damaged our equipment. These events in the past have disrupted, and may in the future, disrupt our business activities, cause damage to equipment, and adversely affect our financial performance and profit.

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

Climate Risk continues to be a core focus of regulatory policy-making across all jurisdictions in which we operate, including as a result of initiatives relating to various United Nations climate summits advocating for global actions to limit temperature rise. For example, many countries are incorporating environmental targets into their domestic policies, with increased pressure to set ambitious sustainability goals. We anticipate that the climate-related regulatory environment in which we operate will be subject to further regulatory developments. Such regulatory developments, together with existing guidance and expectations, may increase the potential transition risks for us, by mandating investments of resources for regulatory compliance, potential GHG emission taxes, and additional environmental monitoring and reporting obligations. These developments may raise the costs associated with energy consumption, notably as expenses on electricity represent a substantial portion of our operational costs. In addition, customer and public perceptions of our efforts to mitigate climate change may limit demand for our products and services, particularly if people perceive our efforts to be less effective than those of our competitors.

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

In addition, rising temperatures could increase our operating costs by intensifying the cooling requirements of our network equipment and heightening the incidence of equipment failures, leading to write-offs and premature replacements. This upsurge in equipment failures could increase the risk of service disruption. The occurrence or continuance of any of the above-mentioned risks could have a material adverse effect on our financial condition, results of operations and, if severe or prolonged, our prospects.

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
•

Sales volumes of our ADSs or ordinary shares, or sales of our ADSs or shares by our senior management, directors, or our large shareholders, or the anticipation that such sales may occur in the future;

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

The trading market for our ADSs could be influenced by research reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our ADSs or ordinary shares, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The different characteristics of the capital markets in Indonesia and the U.S. may negatively affect the trading prices of our ADSs and shares.

As a dual-listed company, we are subject to IDX and NYSE listing and regulatory requirements concurrently. The IDX and the NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our ADSs and our ordinary shares differ from time to time due to currency fluctuations and other factors.

Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of the shares, or vice versa. Certain events that have significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our shares notwithstanding that such event may not impact the trading prices of securities listed on the IDX generally or to the same extent, or vice versa.

Our financial results are reported to the OJK in conformity with the Indonesian Financial Accounting Standard (“IFAS”), which differs in certain respects from IFRS, and we distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

In accordance with the regulations of the OJK and the IDX, we are required to report our financial results to the OJK in conformity with IFAS. We have provided the OJK with our financial results for the year ended December 31, 2025, on May 12, 2026. We furnished such financial results to the SEC on a Form 6-K dated May 12, 2026, which contains our Consolidated Financial Statements as of and for the year ended December 31, 2025, which were prepared in conformity with IFAS. IFAS differs in certain significant respects from IFRS and, as a result, there are differences between our financial results as reported under IFAS and IFRS, including profit for the year attributable to owners of the parent company and net income per share. We distribute dividends based on profit for the year attributable to owners of the parent company and net income per share determined in reliance on IFAS.

Based on the financial statements prepared in accordance with IFAS, our profit for the year attributable to owners of the parent company amounted to Rp23,186 billion and Rp22,403 billion (as restated) in 2023 and 2024, respectively, and Rp17,814 billion (US$1,068 million) in 2025. Our earnings per share were Rp234.0 and Rp226.1 (as restated) in 2023 and 2024, respectively, and Rp179.8 in 2025. For the fiscal year ended December 31, 2023, dividends declared per share were Rp178.5 and dividends declared per ADS were Rp17,850. For the fiscal year ended December 31, 2024, dividends declared per share were Rp212.47 and dividends declared per ADS were Rp21,247. The dividends for the fiscal year ended December 31, 2025 will be decided at the 2026 AGMS, scheduled for June 8, 2026.

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

Holders of our ADSs may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the Deposit Agreement. Upon receipt of voting instructions from them in the manner set forth in the Deposit Agreement, the depositary for our ADSs will endeavor to vote their underlying ordinary shares in accordance with these instructions. Under our Articles of Association, minimum notice periods apply for convening a general meeting or an extraordinary general meeting of shareholders. When such meetings are convened, holders of our ADSs may not receive sufficient notice of a shareholders’ meeting to allow them to exercise their voting rights with respect to any specific matter at the meeting. In addition, the Depositary may not be able to send voting instructions to holders of our ADSs or carry out their voting instructions in a timely manner. Furthermore, the Depositary will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any vote. If no voting instructions are received by the Depositary from a holder of our ADSs on or before the date specified by the Depositary, subject to certain exceptions, the Depositary shall deem that such holder has instructed the Depositary to give a discretionary proxy to a person designated by us with respect to the shares underlying such holder’s ADSs. As a result, holders of our ADSs may not be able to exercise their rights to vote and they may lack recourse if the ordinary shares underlying their ADSs are not voted as they requested.

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

Furthermore, there is uncertainty regarding whether Indonesian courts will render judgments in original actions brought in Indonesian courts based solely upon civil liability provisions within the United States or similar claims in other jurisdictions. In the absence of a direct enforcement mechanism for foreign judgments, parties seeking enforcement in Indonesia would need to retry the case on its merits in Indonesia. The prior foreign judgment would be considered admissible as evidence during the subsequent enforcement proceedings in Indonesia. However, it is important to note that the Indonesian courts retain the discretion to assess the appropriateness of a foreign judgment under the given circumstances.

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

ITEM 4.              INFORMATION ON THE COMPANY

A.           HISTORY AND DEVELOPMENT OF THE COMPANY

Profile of Telkom

Telkom is the largest telecommunications company in Indonesia, in terms of revenue and number of subscribers, as of December 31, 2025. We provide fixed and mobile telecommunications services and solutions and ancillary services. We are innovative and continue to strengthen and optimize our portfolio businesses, services and solutions by creating strategic programs that aim to maximize synergies and active portfolio management. Our existential purpose is to build Indonesia into a more prosperous and competitive nation while delivering the best value to our stakeholders. Our long-term vision is to be the most preferred digital telecommunications company and empower Indonesian society. To achieve this vision, we focus on three missions that cover many aspects of empowering society, including rapidly building sustainable digital infrastructure and smart platforms that are affordable and accessible to a wide range of customers, nurturing best-in-class digital talents to help develop Indonesia’s digital capabilities and increase the adoption of digital technologies and services, and orchestrating a comprehensive digital ecosystem to deliver a superior customer experience.

In order to achieve our vision and missions, we continue to work to transform key aspects of our business: technology, organization, operations, people, and culture.

Company Name	:	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk
Abbreviated Name	:	PT Telkom Indonesia (Persero) Tbk
Commercial Name	:	Telkom
Line of Business	:	Telecommunications and informatics networks and services
Tax Identification Number	:	01.000.013.1-093.000
Business Identification Number	:	9120304490415
Business License	:	9120304490415
Domicile	:	Bandung, West Java
Address	:	Jl. Japati No. 1, Bandung 40133, Indonesia
Telephone	:	+62-22-4527117
Call Center	:	+62-21-147
Website	:	www.telkom.co.id The information found on our website does not form part of this Form 20-F and is not incorporated by reference herein.
E-mail	:	corporate_comm@telkom.co.id; investor@telkom.co.id
Ratings	:

International Ratings: “Baa1 (Stable)” by Moody’s, “BBB (Stable)” by Fitch, “BBB” by MSCI ESG Ratings for 2025, and “Medium Risk” ESG Risk Rating by Sustainalytics, Carbon Disclosure Project (CDP) rating “b” for climate and “c” for Water in 2025 (CDP Supporter for 2025), and “Very

Good” rating by the Indonesian Institute for Corporate Directorship in the Asean Corporate Governance Scorecard (ACGS) with a 101.98 rating.

Domestic Rating: “idAAA” by PT Pemeringkat Efek Indonesia (“Pefindo”) for 2025.

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

Ownership	:	As of December 31, 2025: – PT Danantara Asset Management – 52.09% - Government - 0.00% (one share) – Public – 47.91%
Listing on Stock Exchanges	:	Our shares of common stock were listed on the IDX and the New York Stock Exchange (the “NYSE”) on November 14, 1995
Stock Codes	:	– "TLKM" on the IDX – "TLK" on the NYSE
Authorized Capital	:	1 Dwiwarna Share and 389,999,999,999 shares of common stock
Issued and Fully Paid Capital	:	1 Dwiwarna Share and 99,062,216,599 shares of common stock
Offices	:	- 1 Head Office - 5 Telkom Regional Offices and 31 Telecommunications Areas
Service Centers	:
-
10 Global Offices in Indonesia, Australia, Dubai, Hong Kong, Malaysia, Myanmar, Singapore, Taiwan, Timor-Leste, and the United States, a total of 5 Sales Representatives in Canada, India, the Philippines, Vietnam, and the United Kingdom, and 1 Sales Representative of Telkomsel in Saudi Arabia
-
463 GraPARI centers in Indonesia

Other Information	:

–  Registered Public Accounting Firm

Public Accounting Firm (“KAP”) Purwanto Susanti dan Surja (a member firm of Ernst & Young Global Limited) (PCAOB ID 1381) (“EY Indonesia”)

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

MSCI

7 World Trade Center 250 Greenwich Street New York, NY 10007, United States

Sustainalytics

Four World Trade Center 150, Greenwich Street, Floor 48, New York, NY 10007

IICD

Gedung Prof. M. Sadli (Gedung Magister Akuntansi) 1st Floor, Jl. Salemba No. 4 Jakarta Pusat, Indonesia

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

In 2001, we and Indosat eliminated joint ownership and cross-ownership in certain companies as part of the restructuring of the telecommunications industry in Indonesia and as a result, we also lost our exclusive rights as the sole operator of fixed-line services in Indonesia.

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

In February 2024, we launched our Merah Putih-2 satellite. In December 2024, Mitratel acquired 100.0% of the shares in PT Ultra Mandiri Telekomunikasi from PT PP Infrastruktur. This acquisition added 12,524 km of fiber optic network, increasing Mitratel's fiber optic network to over 59,486 km and strengthening its fiber-to-the-tower business. Additionally, in 2024, we signed an MoU for the construction of the Indonesia Cable Express (“ICE”) Cable System, NDP Batam, CLS Pluit, and Minahasa.

In October 2025, the first data center building in Batam (BTM-1) reached the topping-off milestone, signifying the completion of the main structural phase of the Hyperscale Data Center development at the Kabil Industrial Estate. In December 2025, we obtained shareholder approval at our Extraordinary General Meeting of Shareholders for the partial spin-off of our wholesale fiber connectivity business and assets to our subsidiary, TIF. This is the first phase of a broader plan to transfer the entire wholesale fiber connectivity business to this subsidiary. See also “Item 10C. — Material Contracts.”

For the years ended December 31, 2023, 2024, and 2025, our consolidated capital expenditures totaled Rp32,858 billion, Rp24,436 billion, and Rp24,577 billion (US$1,474 million), respectively. TelkomGroup’s capital expenditures primarily consisted of expenditures relating to the construction of Telkomsel's BTS infrastructure for 4G and 5G networks, the development of a hyperscale data center in Batam, the expansion of hyperscale data center capacity in Cikarang, the addition of towers and supporting infrastructure capacity, as well as the development of international submarine cable system projects, including the TOPAZ, BIFROST, and SJC2 submarine cables. See also “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures” for more information on our capital expenditures for the year ended December 31, 2025.

B.	BUSINESS OVERVIEW

Strategy

As the largest telecommunications company in Indonesia in terms of revenue and number of subscribers, our objective is to be the preferred digital telecommunications company in Indonesia, contribute to national development, and deliver value to our stakeholders. Our strategy focuses on developing sustainable and efficient digital infrastructure and smart platforms that are accessible and affordable to a wide range of customers. We also aim to support Indonesia’s digital growth by fostering digital talent through workforce planning, skill development, and strategic partnerships. We expect these efforts to promote the wider adoption of digital technologies across different sectors. In addition, we seek to improve customer experience by building a comprehensive digital ecosystem, which includes offering services such as gaming and IPTV and collaborating with strategic partners to deliver innovative solutions.

We aim to continue transforming to meet the evolving needs of Indonesian consumers and businesses as Indonesia’s leading digital telecommunications company. Our strategy is anchored in five business pillars: (1) Integrated B2C Services, providing comprehensive consumer connectivity and digital solutions; (2) B2B ICT Services, delivering innovative ICT solutions, including connectivity, IT services, and value-added offerings; (3) Digital Infrastructure, optimizing assets to support connectivity solutions and enable an integrated digital ecosystem; (4) International Business, strengthening global presence by driving focused and strategic regional expansion; and (5) Other (Non-Core) Business, enabling portfolio refocusing and reformatting to maximize enterprise value for our Group. Together, these pillars guide our efforts to drive sustainable growth, unlock stakeholder value, and foster inclusive digitalization across Indonesia.

Our core programs for implementing our strategy are as follows:

●	Execute FMC offerings & Beyond Connectivity services to increase customer productivity, supported by efficient territory management to ensure sales quality in both mobile and fixed markets: As growth opportunities in the core connectivity business become increasingly limited, we intend to expand into Beyond Connectivity businesses as part of our growth strategy. We expect to drive this expansion through the development of FMC offerings and Beyond Connectivity services, with a focus on enhancing customer experience to strengthen customer loyalty and improve customer retention. In parallel, we aim to implement more efficient territory management practices to optimize resource allocation and improve market coverage. Through these initiatives, we expect to improve sales quality in both the mobile and fixed markets, and to strengthen our competitive position and market leadership.
●	Improve B2B competitiveness by strengthening consultative selling and streamlining business processes and technology systems: To strengthen our competitive position and capture growth opportunities in the B2B market, we intend to enhance our overall business competitiveness. We expect these enhancements to be driven by strengthening our consultative selling capabilities to better understand customers’ business needs and address their challenges through end-to-end solutions, supported by a competitive B2B product and service portfolio. Simultaneously, we aim to accelerate the implementation of more efficient business processes and ensure the readiness of integrated IT tools. Through these initiatives, we expect to drive comprehensive B2B performance across our Group, particularly by improving financial visibility.
●	Improve network efficiency and asset utilization, and strengthen Group-wide capital expenditure and procurement coordination to increase profitability: We believe our competitiveness is fundamentally driven by the efficiency, reliability, and quality of the infrastructure that underpins our businesses. Accordingly, we are focused on operating and managing our infrastructure in a cost-efficient and competitive manner through cost-leadership initiatives, higher asset utilization, and continuous improvements in infrastructure quality. In addition, we intend to manage capital expenditures more effectively and efficiently by strengthening collaboration in capital expenditure planning and aligning procurement processes across our Group. Through these initiatives, we expect to enhance our competitiveness and drive improvements in our overall profitability.

In 2025, we launched our “TLKM 30 Strategy,” a long-term transformation strategy aimed at repositioning Telkom as a strategic holding company that evolves into a more focused, agile, and globally competitive digital telecommunications company. As the foundation of this transformation, we established four key transformation pillars designed to strengthen operational and service excellence, streamline our business portfolio, unlock value from infrastructure assets, and support Telkom’s transition into a strategic holding company. Through this framework, we aim to enhance execution discipline, organizational clarity, governance alignment, operational effectiveness, customer experience, and long-term value creation across the TelkomGroup. We are implementing this strategy progressively in line with a defined strategic roadmap. During 2025, our priorities included strengthening business fundamentals through transition toward a strategic holding structure, sharpening the business focus of each Group operating company, accelerating the monetization of high-value infrastructure assets, and enhancing organizational and technological capabilities.

Further Development of 5G Services

In 2021, our majority-owned subsidiary, Telkomsel, became the first cellular operator to offer 5G services in Indonesia. Since then, we have strategically focused on expanding our 5G network, with deployment paced by factors such as ecosystem maturity, demand in B2B and B2C segments, and the availability of additional 5G spectrum.

Our 5G development aims to support Indonesia’s broader digital ecosystem goals by integrating emerging technologies and scalable infrastructure. To achieve this, we are implementing end-to-end network automation and transitioning to autonomous networks to improve operational efficiency and deliver next-generation services.

We are expanding our 5G network through the Hyper 5G initiative in a focused and gradual manner. Since its commercial launch, Telkomsel’s Hyper 5G network has expanded to approximately 4,900 BTS covering more than 80 cities and regencies. As of December 31, 2025, Telkomsel provides 5G services in locations including Bandung, Surabaya, and Batam. In December 2024, Telkomsel completed the expansion of its Hyper 5G network in the Greater Jakarta area. In the near future, Telkomsel plans to further extend its 5G network to other key locations across Indonesia.

Strategic Partnerships

In 2025, we executed several key strategic partnerships to strengthen national digital infrastructure and expand our advanced technology capabilities and digital service offerings.

A notable example is our collaboration with Fortinet in November 2025, which focuses on improving network security and SD-WAN services to support the growing demand for secure and reliable enterprise connectivity. In June 2025, we partnered with IBM to deliver a domestically operated sovereign AI platform powered by watsonx. We believe that these partnerships demonstrate our long-term strategy of leveraging global technology expertise combined with local market insight to expand digital services and create sustainable value for customers and Indonesia's digital ecosystem.

Through our subsidiary MDMedia, we have partnered with Accenture to develop AdXelerate, an AI-driven programmatic advertising platform. AdXelerate leverages Telkomsel's data insights to deliver more efficient, relevant, and targeted digital advertising solutions for advertisers. We believe that this collaboration strengthens our position in Indonesia's digital advertising ecosystem and accelerates the adoption of AI-based solutions for data-driven media advertising.

In 2025, Telkomsat partnered with Space42 to explore direct-to-device satellite connectivity and with Myriota to deliver low-power satellite IoT services in Indonesia. These collaborations strengthen Telkomsat's capabilities in expanding coverage, enabling new digital use cases, and enhancing satellite-based connectivity across remote and underserved areas. In May 2024, Telkomsat became an authorized Starlink reseller in Indonesia, having previously collaborated with SpaceX's Starlink to provide backhaul services.

We also reinforce our digital services ecosystem through strategic investments, including Telkomsel's investment in PT GoTo Gojek Tokopedia Tbk (“GoTo”). In November 2023, we partnered with KT Corp. to develop a sustainable smart city model for Nusantara, Indonesia's new planned capital.

Enhancing our Assets through Acquisitions and Spin-offs

In April 2023, as part of the FMC initiative, we entered into an agreement with Telkomsel for the IndiHome Integration. As of the date hereof, we have realized synergies from this integration in areas including content optimization, cross-selling, and cost savings.

In our tower business portfolio, Mitratel has expanded its fiber optic and tower portfolio through various acquisitions. These acquisitions are expected to improve asset utilization and enhance Mitratel’s infrastructure portfolio value.

Environmental, Social, and Governance (“ESG”) Matters

Our sustainability strategy is guided by ESG principles. We focus on responsible business practices through three pillars: Save Our Planet, Empower Our People, and Elevate Our Business. We believe this approach enhances our competitiveness, strengthens stakeholder trust, and supports our long-term sustainability. Our oversight of environmental and social matters is centralized under the head of each relevant business unit, promoting clear accountability, consistent governance, and effective execution.

Environmental Stewardship

Our strategy focuses on managing our environmental impact, with a focus on climate-related risks and waste management.

Climate Transition Pathway

We established a Climate Transition Pathway that serves as a long-term strategic roadmap toward achieving Net Zero Emissions by 2060. It is guided by six strategic decarbonization levers: energy efficiency, equipment modernization, operational electrification, renewable energy adoption, and market-based mechanisms, including renewable energy certificates (“RECs”), power purchase agreements (“PPAs”), and carbon offsets.

The pathway is structured across three phases:

●	Short-term (2023–2030): We are targeting up to a 20% reduction in Scope 1 and Scope 2 emissions through energy efficiency improvements, network modernization, and initial solar photovoltaic (“PV”) deployment of more than 14 megawatts peak (“MWp”).
●	Medium-term (2030–2050): We aim to expand emissions reductions to between 40% and 70%, supported by electrification of our operational fleet, increased renewable energy use in our data centers, and continued efficiency improvements.
●	Long-term (2050–2060): We aim to achieve net zero emissions by minimizing residual emissions and offsetting them through verified carbon credits and nature-based solutions.

We believe this approach strengthens our resilience to climate-related risks, drives operational efficiency, and creates long-term sustainable value.

Energy and Emissions

We continue to implement initiatives to reduce energy consumption. Our practices include using LED lighting, optimizing cooling systems, and replacing older network equipment with more energy-efficient alternatives. We also continue to assess the feasibility of installing rooftop solar panels. In 2025, we purchased 35,066 RECs to support the operations of 69 main PoPs across various regions of Indonesia. In addition, we calculated our Scope 3 GHG emissions across 12 categories, and our GHG emissions inventory was independently verified by TUV Rheinland Indonesia in April 2026.

Waste Management

We manage waste responsibly, including electronic waste, and reduce paper use through digitalization, such as by providing paperless invoices and encouraging the use of online communication. These efforts are reinforced by the ISO 14001:2015 and ISO 45001:2018 certifications we obtained in 2025. During the same year, we reduced operational waste by 7,013 tons compared to 2024 (or 24% decrease), primarily as a result of decreased office and fiber optic cable waste.

Water and Biodiversity

Our water-saving initiatives include using automatic taps and recycling wastewater from our cooling systems for other uses. To support local ecosystems, we conduct mangrove planting and coral reef transplantation. In 2025, we planted 110,042 mangrove trees and transplanted 760 coral reefs.

Social Responsibility

We focus on empowering our employees, customers, and society. Our goal is to provide a safe and productive workplace and use our digital capabilities to positively impact society.

Our key human capital initiatives include:

●	Workplace Environment and Employee Support: Throughout 2025, we continued to strengthen our commitment to diversity, equality, and inclusion. In 2025, women represented 23.2% of managerial positions in our Group, supported by our DayCare facilities and the Srikandi Telkom program to promote gender inclusion. This commitment is reinforced through our Respectful Workplace Policy, which provides a structured approach to preventing, addressing, and reporting discrimination, violence, and harassment. In 2025, we also introduced our Digital Ways of Work: BISA (an acronym for Bravery, Integrity, Service Excellence, and Agility) as a behavioral framework to strengthen a digital mindset and support our ongoing streamlining and transformation initiatives.
●	Talent Development: Our Digital Talent program provides training and upskilling opportunities for our employees. In 2025, 20.2% of our digital workforce received training through this program.
●	Workplace Safety: We prioritize workplace safety in a manner that aligns with the ISO 45001:2018 Occupational Safety and Health Management System standard. In 2025, we recorded one work-related fatality.

Corporate Governance

We believe that strong governance is fundamental to our business, and that it strengthens trust and supports long-term value creation.

●	Ethical Business Practice: Anchored in the principles of transparency, accountability, and compliance, we implemented our business transformation agenda in 2025 to strengthen alignment with our Governance, Risk, and Compliance (“GRC”) framework. We also aimed to maintain ISO 37001:2016 Anti-Bribery Management System certification across our operations, including our subsidiaries. In line with our commitment to transparency and accountability, in 2025, all whistleblowing reports received through our reporting channels were reviewed and addressed in accordance with applicable procedures.
●	Cyber and Data Privacy: Throughout 2025, we maintained robust data security controls, which resulted in no critical data breaches and ensured that all data processing activities were conducted securely.

Business Portfolios

Our business portfolios are organized by business lines that are categorized into five business pillars:

·

Integrated B2C Services: We provide comprehensive consumer connectivity and digital solutions. Our B2C services consist of (i) B2C Legacy, which comprises mobile voice, mobile SMS, and fixed voice services; (ii) B2C Data, which comprises mobile broadband and fixed broadband services; and (iii) B2C Digital Services, which comprises mobile digital services (e.g., music, gaming, digital ads) and fixed digital services, including IPTV;

·	B2B ICT Services: We deliver digital and ICT solutions to enterprise customers, including enterprise-grade connectivity, IT services, cloud services, cybersecurity, and other value-added offerings;

·

Digital Infrastructure: We optimize our infrastructure assets to support connectivity solutions and enable an integrated digital ecosystem. Our digital infrastructure segment includes wholesale domestic telecommunications network, wholesale FTTx, telecommunications tower operations, satellite services, data centers;

·

International Business: We strengthen our global presence by driving focused and strategic regional expansion. International business includes wholesale international telecommunications network and traffic services, wholesale international platform and services, and potential international play (data center, tower, and B2B ICT); and

·	Other (Non-Core) Business: This segment is designed to enable portfolio refocusing and reformatting to create focused businesses that aligned with our Core Businesses.

Historically, the Integrated B2C Services segment has generated the largest share of our total revenue and our business has not experienced significant seasonality.

The following is a brief overview of our product portfolios:

1. Integrated B2C Services

We provide comprehensive consumer connectivity and digital solutions. Our B2C services consist of (i) mobile services, including mobile broadband, mobile digital, and legacy mobile services; and (ii) fixed services, including fixed broadband, fixed voice, and fixed digital services, including Internet Protocol Television ("IPTV").

1.1 Mobile Services

Our mobile services portfolio comprises legacy services such as voice and SMS, alongside digital products such as data and value-added services, provided through Telkomsel, our majority-owned subsidiary. In 2025, mobile services, particularly digital business revenue, which amounted to 92.0% of Telkomsel's total revenues, remained the principal driver of our revenue.

Telkomsel's prepaid mobile services, branded as “SIMPATI” (relaunched in mid-2025) and “by.U” (introduced in 2019), accounted for approximately 95.0% of the total number of cellular subscribers as of December 31, 2025. Telkomsel's postpaid mobile services, branded as “Telkomsel Halo,” represented approximately 5.0% of the total number of cellular subscribers as of the same date. The total number of cellular subscribers decreased by 3.3 million subscribers from 159.4 million (comprising 151.4 million prepaid and 8.0 million postpaid subscribers) to 156.1 million (comprising 147.6 million prepaid and 8.4 million postpaid subscribers) as of December 31, 2025.

The decrease in our subscriber base is attributed to industry-wide adjustments going beyond an exclusive focus on price rationalization and aiming to remedy market disfunctions in the Indonesian telecommunications sector. In response, our strategies aimed at catering to market demand and addressing affordability concerns, while focusing on enhancing customer productivity through a wide variety of products and services, including digital offerings. Telkomsel's annual average revenue per user ("ARPU") decreased by 3.1% from 2024 to 2025, reflecting, among other things, the continued downward trend in legacy services and macroeconomic pressures on consumer purchasing power. Telkomsel recorded a 3.6% quarter-on-quarter increase in ARPU in the fourth quarter of 2025. This increase was attributable to the implementation of disciplined pricing strategies, sustained efforts to remain relevant amid shifting customer usage behavior, and continued industry adjustments, with the ARPU uplift signaling the early positive impact of a more rational and sustainable industry pricing environment. To maintain ARPU stability and support long-term growth amid challenging macroeconomic conditions and market competition, Telkomsel continues to expand its digital product portfolio, optimize customer value management (“CVM”) initiatives, implement the right pricing, deliver segmented offers, and unlock cross-selling opportunities, including leveraging fixed-mobile convergence (“FMC”) offerings to enhance customer productivity and strengthen ARPU resilience over time.

Our mobile broadband services are supported by 5G, 4G, and 2G technology. Despite macroeconomic challenges, we have observed positive indicators of usage and productivity, driven primarily by increased data consumption. This is reflected in a year-on-year increase of 15.0% in data traffic, from 19,909 petabytes as of December 31, 2024 to 22,895 petabytes as of December 31, 2025. In 2025, Telkomsel continued to support and incentivize healthier market behavior aimed at strengthening business profitability and industry rationalization through selected price adjustments. Major competitors also implemented price rationalization initiatives in 2025.

Telkomsel officially launched 5G services in May 2021, becoming the first cellular operator to offer 5G in Indonesia. As of 2025, Telkomsel has made 5G available by deploying 4,913 base transceiver stations (“BTS”) at selected locations in more than 80 cities and regencies in Indonesia, as part of its strategy to roll out 5G through a demand-based approach for B2C and B2B segments, including in the manufacturing, infrastructure, and education sectors. We intend to maximize the use of 5G and highlight the advantages of the 5G network to further encourage the growth of digital connectivity, digital platforms, and digital services in Indonesia, as well as the development of future technology solutions such as AI, cloud computing, and IoT. The deployment of 5G services will be gradual, based on assessable demand and ecosystem readiness, and will be conducted with our partners.

In addition to our digital connectivity business, we have established several digital service offerings within our mobile services with a specific focus on financial services, video on demand, music, gaming, advertising, and IoT. We offer on-demand video content through the MAXstream application, a platform that collaborates with partners to co-produce content with studios. We provide music and gaming services that offer a mobile entertainment experience by targeting various consumer segments and leveraging Telkomsel's billing system, including the Langit Musik music application and Dunia Games, which provides a comprehensive gaming ecosystem combining media content, distribution, payment facilities, e-sports, and gaming communities to enhance customer experience.

Our mobile services segment previously comprised a financial payment platform, T-Cash, which pioneered digital payments when it was introduced in 2007 by Telkomsel. In 2019, T-Cash became LinkAja under Finarya. As of the date hereof, Telkomsel owns a 24.8% equity interest in Finarya. At its establishment, Finarya was formed through collaboration among several Indonesian SOEs across multiple sectors, including state-owned banks in the Himbara group (Bank Mandiri, BRI and BNI), infrastructure operators (Jasa Marga and Kereta Commuter Indonesia), oil and gas (Pertamina), and other financial services entities (IFG Life, Taspen, and Danareksa Capital). As its business continues to evolve, LinkAja has expanded its service ecosystem across various digital platforms, including MyTelkomsel and other strategic partners, through services such as account linking, payment balance, and the provision of digital products. In addition, LinkAja has strengthened its presence in the advertising business by developing advertising solutions that support the business growth of its partners.

Following Telkomsel's investment in GoTo in November 2020 and May 2021, the two companies have deepened their strategic partnership with the shared objectives of accelerating MSME digitization and enhancing the digital experience for users, drivers, and merchants across Indonesia. Their collaboration encompasses co-created connectivity packages, advertising solutions, and co-branding initiatives designed to expand market reach and deliver value to both customer bases. Telkomsel’s connectivity packages are specifically designed to enhance Gojek driver productivity through tailored telco features and digital solutions. Telkomsel has also expanded its presence within GoTo's ecosystem by onboarding GoTo partners as Telkomsel product resellers, integrating MyTelkomsel with GoPay, and introducing connectivity privacy and security enhancements, including number-masking services. In addition, Telkomsel works with GoTo to deepen insights into customer behavior and consumption patterns to enable continuous refinement of our product and service offerings. Looking ahead, we plan to broaden this strategic partnership by driving digital initiatives that support innovation and customer-centric growth.

1.2 Fixed Services

Our fixed services portfolio comprises fixed voice, fixed broadband, IPTV, and consumer digital services, marketed under the retail brand “IndiHome,” which allows customers to choose one or more such services in a bundled package.

In April 2023, in line with our FMC initiative, we entered into an agreement with Telkomsel to integrate our fixed broadband and mobile broadband services into a single business entity via the IndiHome Integration, in order to create new synergies and improve our product and service offerings, customer experience, cost efficiency, and revenue. As part of the implementation of our FMC initiative, Telkomsel also launched “Telkomsel One” in July 2023, a product designed to encourage more equitable distribution of digital connectivity through a wide selection of customer-centric packages and a multi-screen approach for content optimization.

The IndiHome Integration aims to enhance customer engagement through cross-selling, integrated content delivery, and unified customer touchpoints, while driving operational and cost efficiencies, improving customer experience, and fostering synergies to deliver more competitive product offerings. As of the date hereof, we have realized synergies from content optimization, cross-selling, service integration, cost savings in CPE acquisition, and the streamlining of overlapping customer touchpoints across approximately 300 outlets.

Telkomsel aims to accelerate fixed broadband penetration by targeting diverse customer segments with a targeted pricing strategy. This includes the launch of EZnet in 2024, which complements existing offerings to maintain competitiveness, capture new opportunities, and address affordability in mass-market segments within targeted customer groups and areas, while accelerating healthy growth in the fixed broadband customer base through higher-speed entry-level packages supported by improved network reliability. Concurrently, Telkomsel is enhancing its service offerings, aiming to maintain its standards to meet demand for reliable high-speed broadband by increasing customer productivity through more attractive digital products that elevate user experience, and delivering better-suited convergent offerings to enrich digital lifestyles, deepen customer engagement, and elevate perceived value across segments, including bundles with OTT and gaming platforms. In 2025, the number of IndiHome B2C subscribers increased by 7.4% while ARPU decreased, reflecting a shift in customer consumption patterns from triple-play (3P) to single-play (1P) services, in line with declining demand for fixed voice and IPTV services and a growing preference for internet-only offerings. This adjustment is aligned with IndiHome’s efforts to broaden fixed broadband penetration by expanding into entry-level segments, while maintaining a focus on building a healthy and sustainable customer base.

Telkomsel also offers the wifi.id service to IndiHome customers, which is an add-on service that allows IndiHome customers to enjoy unlimited internet access at all wifi.id access points in Indonesia. Wifi.id (Indonesia Wi-Fi) is our wireless public internet network that provides public access to high-speed internet services and various other multimedia services.

2. B2B ICT Services

We deliver digital and ICT solutions to enterprise customers, including enterprise-grade connectivity, IT services, cloud services, cybersecurity, and other value-added offerings.

Our enterprise segment comprises primarily ICT and platform services that cover enterprise-grade connectivity services, satellite services, data center and cloud services, digital IT services, business process outsourcing, devices, and digital adjacent services.

For enterprise connectivity, we offer fixed broadband, Wi-Fi, ethernet, and data communication services, including a software-defined wide area network (“SD-WAN”) ecosystem that enables higher performance of wide area networks (“WANs”), leased channels such as Metro Ethernet, VPN-IP, high-capacity data network solutions providing point-to-point connections with high-capacity bandwidth, and fixed voice services, among others. We also provide satellite services as part of our enterprise connectivity product offering in certain segments, such as aviation, maritime, mining, and plantation, as well as other satellite-based services for domestic and international users.

In 2020, we launched FLOU Cloud to foster digital growth for Indonesian startups, small and medium enterprises (“SMEs”), large corporations, and Government entities by offering services such as cloud computing, data storage, networking, and data security. In 2022, Telkom Sigma upgraded FLOU Cloud's capabilities and performance to increase our market presence and strengthen data security. We have also obtained ISO 27001 certification in recognition of our dedication to data security, and have implemented Cloud Security Alliance Security, Trust, and Assurance Registry (“STAR”) measures. In partnership with major cloud service providers, we primarily target Indonesian customers in sectors we expect to grow, such as finance, manufacturing, Government, and communications, to whom we offer professional cloud management and consultancy services.

Our connectivity services support critical functions across various industries. Our ICT and industry solutions function as horizontal platforms encompassing IoT, data centers, cloud services, big data, cybersecurity, and payment systems. Our platforms aim to facilitate innovation by providing state-of-the-art solutions for our customers' applications, digital marketing, finance, E-health, and entertainment, among others. We assist our customers with customer relationship management and IoT deployments, including setting up smart buildings for purposes of energy management and fleet management, backed by consolidated communication systems and enhanced IT security. Our digital and IT services capabilities enhance our E-health offerings, for example by simplifying healthcare claims processing.

In 2025, we focused on our ICT business, delivering specialized solutions for Government entities and the logistics, healthcare, education, financial, insurance, agriculture, and mining industries.

3. Digital Infrastructure

We optimize our infrastructure assets to support connectivity solutions and enable an integrated digital ecosystem. Our digital infrastructure segment includes wholesale telecommunications network and traffic services, international business, wholesale platform and services, telecommunications tower operations, satellite services, data centers, and infrastructure and network management services.

3.1 Wholesale Network and Traffic Services

Our domestic and international wholesale traffic, wholesale network, and wholesale digital platform and services offerings comprise network services, data and internet services, interconnection services, value-added services, voice hubbing, application-to-person (“A2P”) SMS, and platforms and solutions. We earn revenue principally from interconnection services that we provide to other telecommunications operators that utilize our network and infrastructure in Indonesia, both for calls that terminate at and calls that transit via our network. Similarly, we also pay interconnection fees to other telecommunications operators when we use their networks to connect calls from our customers. Interconnection services that we provide to other telecommunications operators comprise domestic and international interconnection services.

We expect the continued deployment of 5G technology to provide additional growth opportunities to our wholesale segment. The deployment of 5G technology in Indonesia is subject to various factors and conditions, but we intend to become a leader in providing cost-efficient and phased 5G-related wholesale services in Indonesia.

3.2 Telecommunications Tower Business

With respect to our telecommunications tower business, we lease space to other operators to place their telecommunications equipment on our towers, for which we receive a fee. As of December 31, 2025, we had approximately 44,702 towers, comprising approximately 40,230 towers owned by Mitratel and approximately 4,472 towers owned by Telkomsel.

We aim to continue to expand our telecommunications tower business, which we believe is a strategic business in the telecommunications industry, and we intend to increase our tower rental revenues. We also seek to improve our operation and maintenance efficiency by digitalizing our internal business processes.

3.3 Infrastructure and Network Management Services

Telin is a significant digital infrastructure provider in the Asia-Pacific (“APAC”) region, focused primarily on its submarine cable business. Through an extensive portfolio of international submarine cable systems and strategic landing points, Telin delivers high-capacity, low-latency connectivity linking key markets across Southeast Asia, Australia, East Asia, and beyond. Building on this core infrastructure, Telin offers a suite of derivative services including IPLC, Ethernet, IP Transit, and scalable cross-border connectivity solutions tailored for hyperscalers, OTT players, enterprises, and wholesale carriers. Telin continues to expand its submarine cable network and increase capacity utilization to meet growing demand for digital connectivity across the APAC region.

We provide managed infrastructure and network services by performing network construction and maintenance, including laying and maintaining submarine cables, and energy solutions for telecommunications infrastructure ecosystems. We accomplish this by leveraging existing businesses in our portfolio and developing in-house capabilities and innovative solutions. As part of our infrastructure portfolio, we provide energy management solutions supporting telecommunications infrastructure.

In 2023, we completed construction of our PATARA 2 submarine cable system connecting multiple islands across Indonesia, enhancing connectivity among the cities of Waisai, Manokwari, and Supiori. We plan to add additional landing points for redundancy and further deploy submarine cables in the future.

3.4 Satellite Services

Telkomsat provides satellite-based connectivity services to enterprise customers in segments such as aviation, maritime, mining, and plantation, as well as other satellite-based services for domestic and international users, while continuing its presence and support in cellular backhaul and Government services. In October 2025, Telkomsat and Myriota entered into a memorandum of understanding to collaborate on the development of satellite-based IoT services and to explore business and market opportunities in the IoT sector, including market analysis, business model development, and partnership strategy. In November 2025, Telkomsat entered into a partnership with Space42 to explore the use of Space42's Equatys platform to enable Direct-to-Device (“D2D”) satellite communication services to customers globally, and to assess the potential utilization of Telkomsat's satellite infrastructure and facilities in connection with that platform.

We believe that these collaborations strengthen Telkomsat's capabilities in expanding coverage, enabling new digital use cases, and enhancing satellite-based connectivity across remote and underserved areas. In May 2024, Telkomsat became an authorized Starlink reseller in Indonesia, having previously collaborated with SpaceX's Starlink to provide backhaul services.

3.5 Data Centers

Since 2021, we have consolidated and expanded our data center capabilities, including cloud services and marketplace services, under our subsidiary PT Telkom Data Ekosistem (“NeutraDC”). We transferred our then-under-construction Cikarang HyperScale data center to NeutraDC in 2021 and transferred our enterprise data center business in Sentul, Serpong, and Surabaya from Telkom Sigma in 2022. NeutraDC continues to expand the capacity of our HyperScale data center in Cikarang and has begun building a second HyperScale data center in Batam. In 2025, we signed a contract with PLN Batam to secure electrical support with a total capacity of 90 MVA for the Batam data center, and we are exploring renewable energy initiatives in collaboration with PLN Batam. In October 2025, the first data center building in Batam (BTM-1) reached the topping-off milestone, signifying the completion of the main structural phase of the HyperScale Data Center development at the Kabil Industrial Estate. The first campus of the NeutraDC Batam project is a three-campus development and became operational in 2026. This development aims to support digital transformation and economic development in Indonesia, particularly in Batam and the surrounding region, addressing demand from Singapore.

In 2024, we further expanded our neuCentrIX data center capacity and services through the deployment of three new neuCentrIX data centers. We also integrated our international data centers by transferring Telin Singapore's data center business to NeutraDC Singapore. As of the date hereof, we are continuing to build new neuCentrIX data centers in

Indonesia that will provide carrier-neutral connectivity and custom-made services for enterprise clients throughout the Asia Pacific region. NeutraDC continues to explore data center expansion options at the regional level.

To support this expanding infrastructure, NeutraDC has entered into a range of strategic partnerships. In 2025, NeutraDC entered into a strategic partnership with Sembcorp Development Ltd. to develop low-carbon data centers across Southeast Asia, alongside ongoing collaborations with NAVER Cloud and Cisco to support cloud adoption and enterprise digital services. NeutraDC has also entered into agreements with Advanced Micro Devices and Cirrascale Cloud Services in 2024 to deliver accelerator infrastructure and GPU-as-a-Service capabilities for regional customers, including those operating in Singapore. NeutraDC has further partnered with DataCanvas for automated AI model development workflows, established cross-border GPU connectivity with the Ishikari Renewable Energy Data Center No. 1 in January 2026, and developed agentic AI framework capabilities in collaboration with Lynx Analytics in 2025. NeutraDC also uses application security and delivery technologies from F5, Inc. to support its multi-cloud infrastructure platform across Asia Pacific.

At NeutraDC Summit 2025, held in August 2025, NeutraDC introduced two new solutions built on this partnership ecosystem: Neutra Compute and Neutra Connect. Neutra Compute is a GPU-as-a-Service platform that allows enterprises to access high-performance AI computing resources without significant upfront capital investment. Neutra Connect is a data center interconnection service designed to provide faster and more reliable connectivity for enterprise customers. Together, these solutions are designed to address growing demand for AI and digital infrastructure across the region.

4. International Business

Our subsidiary, Telin, continues to reinforce its international business primarily through the expansion of its global subsea cable footprint, which serves as the backbone of Telin's digital infrastructure strategy. Telin is actively progressing the deployment of major international cable systems, including Bifrost, SJC2, and SEAMEWE 6, while advancing the ICE initiative, a multi-route program aimed at delivering low-latency, direct data center–to–data center connectivity across key regional corridors. Telin also aims to strengthen its network resilience by securing additional capacity on systems such as PEACE, TOPAZ, and the SEAUS East Segment, supporting global traffic flows across Asia, the Pacific, and intercontinental routes.

Complementing its subsea investments, Telin continues to enhance its digital platform ecosystem. NeuAPIX, Telin's cloud-based Communications Platform as a Service (“CPaaS”), enables enterprises of all sizes to integrate omni-channel communication capabilities, including messaging, chatbots, voice, video, and WhatsApp Business API, into their operations. NeuTrafiX, Telin's digital marketplace, facilitates automated wholesale trading of global voice and mobility services. TNeX, Telin's next-generation digital connectivity platform, allows enterprises and hyperscalers to procure and monitor connectivity across more than 120 data centers in over 50 countries. In 2024, Telin expanded its CPaaS offering through the launch of WABA for Business in partnership with Meta, strengthening its position in over-the-top (“OTT”)-based communication services for wholesale and enterprise customers.

Telin's platform and service capabilities are supported by its global infrastructure, which includes 58 international Points of Presence and data center operations in Hong Kong and Timor-Leste, along with continued service presence in Singapore following the divestment of the Telin-3 Data Center in 2024. These assets collectively enable Telin to deliver integrated, high-capacity connectivity services built upon its expanding subsea cable network.

As part of its transformation into One Telin in 2022, Telin has integrated and centralized its global operating model to deliver unified customer experiences worldwide. Although managed under a single global framework, Telin maintains operational presence in multiple jurisdictions through a combination of legal entities, branch offices, and sales representatives, enabling the delivery of international telecommunications, digital platform, and data connectivity services across key regions.

Telin operates in several countries through formal legal entities, including Telin Singapore, Telin Hong Kong, Telin Australia, Telin Malaysia, Telin USA, Telin Taiwan, and Telkomcel in Timor-Leste, where it provides a mix of services such as international data connectivity, cloud and IP transit services, wholesale voice and mobility services, enterprise solutions, mobile services (including as an MNO and MVNO), and data center operations. In 2024, the Telin-3 Data Center in Singapore was divested, but Telin continues to serve the Singapore market through its integrated international infrastructure and platforms.

As of the date hereof, Telin also maintains branch offices in Myanmar and Dubai, supporting data connectivity, wholesale voice, enterprise solutions, and regional customer engagement. In addition, Telin extends its commercial reach through sales representatives located in the United Kingdom, the Philippines, Vietnam, Canada, and India, enabling Telin to engage customers and partners across Europe, South Asia, and Southeast Asia. Together, these international touchpoints allow Telin to operate as a unified global organization while sustaining local presence in strategic markets.

5. Other (Non-Core) Business

Our digital services portfolio primarily comprises media and edutainment services targeted to digital consumers, organized into smart platforms, digital content, and e-commerce.

5.1 Digital Services

Our digital services portfolio primarily comprises media and edutainment services targeted to digital consumers. Our digital portfolio is clustered into a smart platform and provides access to digital content and e-commerce. We manage our venture capital activities through our subsidiary, PT Metra Digital Investama Ventura (“MDI Ventures”), which serves as our corporate venture capital arm. MDI Ventures operates a multi-fund investment platform focused on technology-driven startups from early to growth stages, both in Indonesia and internationally, with the objective of delivering financial returns and strategic value for us. These investment activities are aligned with our long-term digital ecosystem strategy and are conducted under our governance framework, which includes defined investment processes, clear accountability, and oversight consistent with our Good Corporate Governance (“GCG”) principles.

Consistent with our corporate strategy, our digital segment focuses on innovation through the development of digital products that support our B2B ICT solutions and the transformation of public services, including through engagement with Government mandates and Danantara. To drive AI-based innovation across our Group, we have established an AI Centre of Excellence ("AI CoE") as a strategic platform to orchestrate and accelerate the adoption of artificial intelligence across TelkomGroup. The AI CoE is intended to provide a more integrated approach to AI implementation by aligning initiatives across business units, strengthening talent development, facilitating ecosystem collaboration, and supporting the prioritization of use cases with clear relevance to business needs. Through this approach, the AI CoE is expected to enhance our Group’s ability to capture value from AI adoption while promoting a more structured, focused, and coordinated implementation model across the organization.

The AI CoE is implemented through five pillars, being AI Campus, AI Playground, AI Connect, AI Hub, and AI Native, that collectively support the AI value chain from capability building to solution development and internal adoption. AI Campus focuses on collaboration with universities for talent and applied research development. AI Playground supports experimentation and validation of AI capabilities. AI Connect facilitates ecosystem engagement with industry and communities. AI Hub supports the development of AI use cases into solutions with business applicability. AI Native embeds AI into internal operations to enhance effectiveness and efficiency. Through this structure, the AI CoE aligns AI initiatives across business units, strengthens talent development, and supports the prioritization of use cases with clear relevance to business needs, while also serving as a platform for collaboration across academia, industry, government, communities, startups, and strategic partners.

Building on the AI CoE framework, we also operate AI BigBox, an ecosystem of AI and big data solutions that helps organizations analyze data, automate workflows, and improve decision-making. AI BigBox is an analytics-driven platform designed for cross-industry use across government, retail, technology, media, and financial services sectors, combining packaged products with solution delivery and consultative support. AI BigBox's current product portfolio consists of four core products:

●	BigSocial is a social media analytics product that supports real-time social media monitoring, including public sentiment analysis, competitive benchmarking, brand reputation management, and trend insights for campaigns and service improvements.
●	BigAssistant is an AI chatbot platform that enables organizations to build, train, and deploy AI chatbots across communication channels. It features a chatbot builder, knowledge management, Application Programming Interface integration, and multi-channel endpoint support, and can be deployed via dashboards and channels including WhatsApp.
●	BigLegal is a legal analytics product designed for AI-enabled legal and policy work. It uses AI and natural language processing to support legal search, clause extraction, document review and summarization, and policy drafting workflows with automated checks for errors, duplication, and inconsistencies.
●	BigVision is a video and image analytics product that provides capabilities including object detection, optical character recognition (“OCR”), and face recognition. It supports use cases such as AI-enabled closed-circuit television (“CCTV”) analytics, e-KYC verification, and document extraction, and can be deployed across cloud or on-premise infrastructure.

In 2025, Metranet strengthened its digital solutions portfolio across the education and public service segments, reinforcing its role as a key vehicle of TelkomGroup in supporting national development priorities under the RPJMN 2025–2029 (Rencana Pembangunan Jangka Menengah Nasional, or the National Medium-Term Development Plan of Indonesia). In the public service segment, Metranet contributed to improving national health outcomes through the implementation of the Stunting Management Dashboard, an integrated platform deployed across 32 cities and regencies that enables central and local governments to monitor, report, and manage stunting programs through real-time, data-driven insights, further enhanced with advanced analytics and real-time field data collection. In the education segment, Metranet supported the digitalization of national education systems through the implementation of digital student admission solutions across more than 5,000 schools, delivering greater efficiency, transparency, and accessibility for institutions, students, and parents.

To remain adaptive to market dynamics and Government direction, Metranet has developed its digital business portfolio across Big Data, financial services, B2B e-commerce, and digital advertising. Xooply delivers end-to-end digital procurement and marketplace solutions for corporate, government, and education customers. Cazbox focuses on system integration and digital platform services for content and community-based ecosystems. Scala provides end-to-end digital transformation solutions, including advisory and operational support for public and private sector organizations. Uzone operates as an omnichannel digital media and advertising platform that delivers integrated marketing solutions.

The digital content portfolio is managed through PT Nuon Digital Indonesia (“Nuon”), which operates across three segments: Digital Games, Digital Music, and Digital Lifestyle. Nuon plays a strategic role connecting content creation, platform distribution, and monetization, supported by end-to-end capabilities including content sourcing, platform provisioning, payment processing, and marketing. Leveraging the TelkomGroup ecosystem, Nuon integrates distribution, billing, and user reach to enhance conversion, retention, and monetization, while also supporting the growth of Indonesia's creative industry.

In the music segment, Langit Musik is a digital streaming platform featuring licensed local and international content that has expanded through bundled subscription offerings and integration as a mini app across various platforms. The portfolio also includes Ring Back Tone/Nada Sambung Pribadi (NSP 1212), which offers personalized ringtone services. In the gaming segment, Upoint is a digital platform for game vouchers and in-game transactions, and Dunia Games combines game content, community engagement, and distribution services, further supported by local game publishing, e-sports activities, and partnerships for global gaming access. In the digital lifestyle segment, Tiketapasaja operates as an event ticketing platform and official partner for major concerts and festivals, and the portfolio has expanded into broader entertainment activities including film production and event ecosystem development.

5.2 Property Management

Consistent with our strategy to accelerate the creation of our digital ecosystem, we prioritize increasing the utilization of our network-related buildings and equipment to expand our digital capacity. We also construct data centers for data-intensive areas while leveraging our sizeable property asset portfolio in markets with lower data usage through external partnerships and collaborations.

We execute our leveraging initiatives and space reconditioning through our subsidiary, PT Graha Sarana Duta (“Telkom Property”), which offers property development, property leasing, retail and leasing services, transportation management, and property management.

In 2025, Telkom Property implemented the Digital Adjacent Portfolio Transformation strategy which prioritizes portfolio optimization and asset rationalization within Telkom's captive market. As part of this strategy, Telkom Property reviews its business models and addresses capability gaps to pursue new market opportunities through portfolio transformation and digital-led initiatives. Telkom Property also leverages Telkom's digital infrastructure, connectivity, and platform ecosystem to develop and commercialize integrated digital–property solutions tailored to customer and tenant needs. Telkom Property has also incorporated AI into its operations to improve operational efficiency, support data-driven asset management, and develop new property services.

In addition to generating income, our property business also serves internal customers as part of our Group synergy initiatives by providing efficient space allocation for our network equipment and a functional work environment for our employees, partners, and subsidiaries. These assets include buildings that function as our network nodes, sales points, customer service centers, headquarters and branch offices, and land banks. Through these initiatives, we seek to achieve cost efficiency, including through economies of scale.

Network Infrastructure and Development

In line with our vision and mission, we classify our network infrastructure into two categories, namely: (i) our national network infrastructure (including IT, cybersecurity, and services), which supports our Indonesia Cyber Core program and (ii) our international network infrastructure, which supports our international expansion program.

National Network

Throughout 2025, we continued to develop our Group IT infrastructure, advance internal digitalization initiatives, and enhance customer services while expanding our Next Generation Network capabilities. We sought to drive innovation in digital connectivity services, strengthen cybersecurity, enhance network quality, deploy our Future State Architecture, optimize capital and operating expenditures, modernize our operating model, and improve talent management.

We regularly conduct software, network vulnerability assessments, and provide cybersecurity training to all employees. Our dedication to network development aligns with the Indonesia Broadband Plan and is intended to support the expansion of broadband access nationwide. We have accelerated our digitalization initiatives, together with the deployment and expansion of 5G technology, to address Indonesia’s growing demand for advanced telecommunications infrastructure.

Our digital business comprises Integrated B2C Services, B2B ICT Services, Digital Infrastructure and Other Non-Core Businesses, focusing on innovations that respond to evolving technology and information service requirements. We continue to promote digitalization in Indonesia through our Indonesia Cyber Core program, which comprises three main components, namely id-Service (“id-SEV”), id-Convergence (“id-COV”), and id-Network (“id-NET”), which are further described below:

•

id-SEV: encapsulates our strategy to enhance digital connectivity products and foster innovation in digital and cybersecurity services to provide improved customer solutions. Our offerings include broadband internet, data, voice communications, and Wi-Fi for both fixed and mobile customers. We aim to continue growing our digital portfolio with services such as gaming, media streaming, online education, e commerce, mobile payments, travel, crowdsourcing, and healthcare, supported by the development of innovative platform infrastructures for applications, data management, GPU farming, in memory databases, AI, and big data.

●	id-COV: outlines our strategy to strengthen our digital platform business by optimizing integration and reliability while expanding our data center facilities and cloud services. Our initiatives include the continued development of hyperscale data centers and the enhancement of capacities across our neuCentrIX data center network in parallel with our cybersecurity platforms. We have established a data governance council to strengthen data security and compliance. Our smart platform supports digital businesses in providing various services by offering an interconnected platform via cloud management, dedicated cybersecurity platforms, big data processing, and AI innovations.
●id-NET: sets out our approach to constructing a comprehensive network architecture through the adoption of next generation technologies, including FTTx, 5G, IODN, satellite solutions, and re-engineered Multi Service Aggregation Networks. We are working to future proof our digital services with cloud-based network solutions (such as SDN/NFV and SD WAN), while prioritizing the expansion of national fiber optic coverage and the modernization of our networks through the adoption of new technologies to enhance network performance. To support domestic and international connectivity, we participate in various submarine cable consortiums and operate satellites and other infrastructure to provide ICT services to remote areas and reduce dependency on foreign operators and networks.

Cellular Network

As of December 31, 2025, our subsidiary Telkomsel continued to operate the widest cellular network in Indonesia, encompassing GSM/DCS, GPRS, EDGE, 4G/LTE, and 5G technologies with a diverse spectrum allocation. Telkomsel added 18,298 new 4G and 3,938 new 5G BTS in 2025. As of December 31, 2025, the Telkomsel network encompassed a total of 293,136 BTS, including 2G, 4G, and 5G.

Our subsidiary Mitratel has expanded its national telecommunications infrastructure portfolio through the acquisition and development of telecommunications towers. These acquisitions have strengthened Mitratel's position as Indonesia's leading independent tower company in terms of number of towers and enabled Telkomsel and other mobile operators to focus on network optimization and digital services. In 2023, Mitratel purchased 997 telecommunications towers from Indosat for Rp1.6 trillion and 803 telecommunications towers from PT Gametraco Tunggal for Rp1.8 trillion.

In 2025, Mitratel focused on organic growth and did not undertake any acquisitions of towers or fiber assets. Growth was driven by the development of new towers and the selective rollout of fiber infrastructure to support tenancy demand.

Data and Internet Network

In 2025, we continued to improve the quality of our data network by installing additional capacity and expanding coverage. As of December 31, 2025, we provided broadband access through fiber optic cable to more than 40 million homes. Our Metro Ethernet network had an aggregate installed capacity of 539,960 Gbps as of December 31, 2025.

We utilize our Metro Ethernet network to provide broadband services throughout Indonesia and as the main link for our IndiHome broadband services, softswitches, and IMS related to voice services, video services, enterprise VPN services, and GPON broadband services related to mobile backhaul and corporate business solutions.

As of December 31, 2025, we had extended the capacity of our internet gateway to reach an aggregate installed capacity of 7,800 Gbps, specifically to manage expected peak surges in traffic. In 2025, we operated CDNs with an aggregate content delivery capacity of 35,041 Gbps in collaboration with major partners.

As of December 31, 2025, we had 64 Points of Presence in 50 cities in Indonesia. These include 12 main PoPs in Batam (at Batam Center and Bukit Dangas), Jakarta (at Jatinegara and Cikupa), Surabaya (at Rungkut and Kebalen), Manado (at Manado Centrum and Manado Paniki), Makassar (at Pettarani and Balaikota), and Banjarmasin (at Banjarmasin and Ulin). Additionally, we had 52 primary and secondary PoPs throughout Indonesia. In 2025, we conducted PoP simplification to improve traffic routing efficiency and brought two new primary PoPs in Kendari into operation.

In 2025, we deployed additional Wi-Fi access points across Indonesia to enhance our Wi-Fi coverage, in alignment with our broader fixed broadband and mobile infrastructure deployments. We also decommissioned certain access points that exhibited low utilization to improve service quality, asset productivity, and operational efficiency. In line with our wireless access service roadmap and ongoing technology evolution, we transitioned our Wi-Fi business toward a managed access point and optical network terminal (“ONT”) Premium-based model, shifting focus to recurring revenue and higher-value service offerings. We further expanded our portfolio by introducing Wi-Fi Managed Services through ONT Premium, enabling SMEs to procure Wi-Fi across various bandwidth tiers with value-added service options. We also extended our managed Wi-Fi capabilities with satellite backhaul solutions to serve maritime and rural areas and expanded our CPE portfolio to address sector-specific customer requirements. We continue to strengthen Wi-Fi as a connectivity foundation for our B2B IT and wholesale businesses, including through mobile traffic offload and international roaming initiatives, to support sustainable revenue growth. As of December 31, 2025, we had installed a total of 148,052 Wi-Fi access points, comprising 99,647 managed access points and 48,405 ONT Premium access points.

Data Centers

As of December 31, 2025, we operate 35 data centers both in Indonesia and overseas. Of these, five are located overseas, including facilities in Singapore, Timor Leste, and Hong Kong. Our neuCentrIX data centers in Indonesia had an aggregate capacity of 2,757 racks as of December 31, 2025. In addition to our Singapore data centers, which have an installed capacity of 17 MW, NeutraDC in Indonesia also operates three enterprise data centers classified as Tier 3 or Tier 4, with a total IT load capacity of 17 MW. NeutraDC also operates one Hyperscale Data Center, classified as Tier 3 or Tier 4, located in Cikarang, with a current IT load capacity of 10 MW.

In 2024, we further expanded our neuCentrIX data center capacity and services through the deployment of three new neuCentrIX data centers. We also integrated our international data centers by transferring Telin Singapore's data center business to NeutraDC Singapore.

As of the date hereof, NeutraDC is also developing a Hyperscale data center in Batam (NeutraDC Nxera Batam). In 2025, we signed a contract with PLN Batam to secure electrical support with a total capacity of 90 MVA for the Batam data center. We are also exploring renewable energy initiatives in collaboration with PLN Batam. In October 2025, the first data center building in Batam (BTM-1) reached the topping-off milestone, signifying the completion of the main structural phase of the Hyperscale Data Center development at the Kabil Industrial Estate. The first campus of the NeutraDC Batam project is a three-campus development and became operational in 2026. This development aims to support digital transformation and economic development in Indonesia, particularly in Batam and the surrounding region, addressing demand from Singapore.

As of the date hereof, we are continuing to build new neuCentrIX data centers in Indonesia that will provide carrier-neutral connectivity and custom-made services for enterprise clients throughout the Asia Pacific region. NeutraDC continues to explore data center expansion options at the regional level.

Transmission Network

Our backbone telecommunications network consists of transmission networks, switching facilities, and core routers that connect multiple access nodes. The transmission links between nodes and switching facilities comprise a terrestrial transmission network, specifically fiber optic, microwave, and submarine cable systems, as well as satellite transmission networks and other transmission technologies.

In 2025, we continued to focus on reinforcing the reliability of our domestic backbone network and developing our broadband network, which serves as the foundation for our entire network infrastructure. We implemented preemptive measures to enhance network reliability and mitigate congestion, particularly in urban areas, including increasing network capacity and prioritizing sensitive areas to prevent service disruptions (e.g., for key Government agencies or ministries and critical backbone connection links within our network). We also allocated additional resources to monitor our network through integrated operation centers and field technicians to control the physical integrity of our systems and detect potential intrusions.

We have continued to benefit from the enhancements to our network infrastructure and intend to maintain the reliability of our network.

Communications Cable System

As of December 31, 2025, our transmission network comprised 28 backbone rings in Indonesia with an aggregate installed capacity of 413.8 Gbps. Our domestic fiber optic backbone network totaled 115,643 km (compared to 112,743 km as of December 31, 2024). This domestic network is supplemented by an international fiber optic backbone network totaling 95,200 km.

Since 2019, we have been deploying several submarine cable systems to strengthen our fiber optic backbone, and we continue to make progress on the deployment of our fiber optic backbone in eastern Indonesia. In October 2023, we completed the construction of our PATARA-2 submarine fiber optic cable system connecting across North Papua, Indonesia. In 2024, we completed the construction of the Labuha Obi submarine cable. In 2025, we commenced the necessary permitting and survey work for the PASELA submarine fiber optic cable system, which is designed to serve South Papua and is expected to become operational in the first half of 2028.

We intend to leverage Indonesia’s strategic geographic location to provide an alternative direct broadband connection between Europe, Asia, and America.

The IGG cable system connects two major submarine cable systems, namely SEA-ME-WE 5 and SEA-US. The IGG cable system also connects 12 major cities within Indonesia, including Batam, Jakarta, Surabaya, and Manado, spanning a length of 5,403 km. This cable system increases our domestic traffic capacity and ability to offer broadband services.

In 2025, we continued to expand our international connectivity through participation in global submarine cable consortiums, including Bifrost and SEA-ME-WE 6, further strengthening our position in the international telecommunications ecosystem.

Satellites

In 2025, we own three satellites, Telkom-3S, Telkom Merah Putih, and the Telkom Merah Putih-2, which was successfully launched in February 2024. Across 2024, we transitioned from using TPE to Gbps as the measurement metric for satellite capacity to reflect the different technological characteristics of the Merah Putih-2 satellite.

Details on our satellites are listed below:

Satellite	Launch	Commencement of Commercial Operations	Capacity	Area of Coverage
Telkom-3S	February 2017	April 2017	4.4 Gbps	Indonesia
Telkom Merah Putih	August 2018	September 2018	5.4Gbps	Indonesia and South Asia
Telkom Merah Putih-2	February 2024	March 27, 2025	32.4 Gbps	Indonesia and parts of Southeast Asia

We control our satellites from a main control station in Cibinong, Bogor in West Java. To promote continuity of service, we operate a backup control station in Banjarmasin, South Kalimantan.

Additionally, we lease capacity of 26.04 TPE from the following satellites: JCSAT 4B (124 E) in the amount of 0.05 TPE, Chinasat-11 (98 E) in the amount of 11.43 TPE, Eutelsat-172B (172 E) in the amount of 11.56 TPE, and MySAT-1 (142 E) in the amount of 3 TPE. Furthermore, we also lease capacity of 5.36 Gbps from the following satellites: Apstar-5C HTS (138 E) in the amount of 1.7 Gbps and Merah Putih-3 (134 E) in the amount of 3.66 Gbps.

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

International Networks

Through Telin, we continue to strengthen and expand our international network infrastructure, with a primary focus on building a resilient, high-capacity global subsea cable ecosystem to support our long-term strategy as a digital infrastructure and platform provider. The fast-growing demand for international bandwidth, driven by hyperscalers, digital enterprises, and data-intensive applications, has pushed utilization of Telin's existing subsea cable systems to between 80% and 90% in 2025. This level of utilization has accelerated our submarine cable expansion program, through both new builds and capacity acquisitions.

In 2025, Telin advanced the deployment of two submarine cable systems. Bifrost is a trans-Pacific system connecting Singapore, Indonesia, the Philippines, Guam, and Los Angeles, developed in partnership with Meta and Keppel, and became operational in the fourth quarter of 2025. SJC2 (South East Asia–Japan 2) is an intra-Asia system linking Singapore to Japan through multiple regional landing points, and became operational in the third quarter of 2025.

Beyond these systems, Telin has initiated the development of seven new submarine cable systems under the ICE program. In 2024, we executed four MoUs for ICE1, ICE2, ICE3, and ICE4, covering routes such as Batam–Singapore, Batam–Manado, Manado–Japan, and Jakarta–Middle East, in partnership with regional operators and global carriers. These systems are designed to provide low-latency, direct data center-to-data center connectivity, strengthening Indonesia's role as an interconnection hub.

To secure near-term capacity while long-term projects are under construction, Telin acquired capacity on additional cable systems. In 2024, Telin acquired capacity on the PEACE Cable System (Singapore–Marseille), enhancing connectivity between Southeast Asia and Europe. Telin also acquired capacity on the TOPAZ trans-Pacific system (Japan–United States via Canada), which entered service in early 2025, and augmented capacity on the SEAUS East Segment (Guam–Los Angeles) to balance traffic with the SEAUS West Segment (Manado–Guam).

Telin is also investing in expanding and upgrading capacity on existing systems, including SJC, IGG–SEAUS, and SEAMEWE-5, to meet rising bandwidth demand across Asia, the Pacific, and Europe. Supporting infrastructure —

including Beach Manholes (“BMH”), CLS and inland fiber connectivity to major data centers — is being developed and upgraded across Batam, Jakarta, Surabaya, and Manado to connect landing points with data centers for global customers.

All submarine cable systems operated or co-owned by Telin utilize open cable technology, allowing flexible wavelength management and efficient capacity scaling. Network operations are monitored and supported 24 hours a day, seven days a week, by the Telin World Hub Operation and Command Center (“TOCC”), ensuring service reliability and real-time response across Telin's global infrastructure.

As of December 31, 2025, Telin operates 58 PoPs worldwide to support our international voice and data services. This includes 26 PoPs in Asia and the Middle East, comprising 11 in Indonesia (supporting the international network), four in Singapore, four in Hong Kong, two in Kuala Lumpur, and one each in Dili, Tokyo, Taipei, Yangon, and Dubai. We also have 19 PoPs in Europe, including facilities in London, Amsterdam, Frankfurt, Warsaw, Vienna, St. Petersburg, Bucharest, Prague, Switzerland, Milan, Manchester, Luxembourg, Brussels, Sofia, Marseille, Paris, Moscow, Helsinki, and Madrid. We maintain a further 13 PoPs in the United States and Canada, including facilities in Montreal, Toronto, Los Angeles, Palo Alto, Ashburn, San Jose, New York, Guam, Hawaii, Seattle, San Francisco, and Atlanta.

Geographic Distribution of Revenues

International expansion is a necessity for us to be able to maintain and sustain a high growth rate. We are developing and expanding our business outside of Indonesia to broaden and diversify our market.

The following table sets forth the distribution of our revenues by geographic markets for the years indicated therein.

	Years Ended December 31,
	2023	2024	2025
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
External Revenues
Indonesia	141,157	141,062	137,858	8,267
Abroad	8,059	8,905	8,884	532
Total	149,216	149,967	146,742	8,799

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

Overview of Telecommunications Services Rates

Under the Telecommunications Law and Government Regulation No. 52 of 2000 on Telecommunications Operations, as partially revoked by GR No. 46/2021 (“GR No. 52/2000, as amended”), tariffs for operating telecommunications services are determined by providers based on the tariff type and structure, and with respect to the price cap formula set by the Government. However, the Government may determine the (i) formula to calculate the tariff, and (ii) an upper limit tariff or lower limit tariff for the provision of telecommunications services based on public interest and fair competition.

Telecommunications Services Tariffs

Under the MoCD Regulation No. 5/2021, telecommunications services tariff consists of basic telephony service tariffs, value-added telephony service tariffs, and multimedia service tariffs, as described below:

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

Marketing, Sales and Distribution

We have implemented a comprehensive marketing and promotional strategy to bolster our brand and increase sales of our products and services, including through digital marketing and the development of our distribution channels. We use a variety of marketing channels, including above-the-line and below-the-line methods, to promote our services to specific customers and communities. We also place advertisements in printed and electronic media and implement marketing methods such as point-of-sale broadcasting and promotional and sponsorship events.

The following provides a description of our marketing and promotional strategies by customer segment.

Mobile Customers

In 2025, Telkomsel continued to lead and support a more constructive competitive environment through disciplined pricing execution and a product simplification agenda as part of our efforts to stabilize and rationalize the mobile market. Following periods of heightened competition, we and certain of our major competitors have undertaken rationalization measures, including the recalibration of starter packs toward a more standardized price point and the continued streamlining of product offerings, aiming to improve effective yield and encourage more sustainable market conduct. As execution progressed, we observed early signs of stabilization, including sequential improvement in ARPU and yield productivity, supported by a strategic shift away from customers frequently switching between promotional offers toward customers renewing their existing plans. We also note that PT XL Axiata Tbk merged with PT Smartfren Telecom Tbk in 2025, a development we expect to foster a healthier industry environment by promoting market rationality and price stabilization.

In recent years, we have also enhanced our digital lifestyle content offerings, including video, games, and music. For a description of our digital lifestyle content offerings, including MAXstream, Dunia Games, and Langit Musik, see “– Business Portfolios – 1. Integrated B2C Services –1.1 Mobile Services.”

In 2025, we continued to develop Telkomsel Orbit, a home wireless internet service designed to leverage our network capacity and as a complementary broadband solution to cater demand in areas not penetrated by our fixed broadband services.

As of December 31, 2025, we had 156.1 million cellular subscribers, comprising 147.6 million prepaid cellular subscribers and 8.4 million postpaid cellular subscribers.

We implement personalized offerings for mobile customers through dynamic customer segmentation and customer value management. This data analytics-driven approach allows us to conduct targeted marketing campaigns. Concurrently, we address mass-market demand, work to strengthen our market presence, and address affordability concerns by delivering certain services and products designed to capture new customers, such as the Telkomsel Lite brand launched in early 2024. We also maintain focus on broad-based prepaid accessibility through targeted offerings, including our relaunch of the SIMPATI brand in 2025 as part of our product simplification initiatives, while reinforcing a strategy that prioritizes customer retention and revenue contribution over volume.

Our focus remains on maintaining a stable subscriber base and promoting average revenue per user (“ARPU”) resilience, which we believe helps establish a solid foundation of quality subscribers and market share. Our strategy includes encouraging customer upgrades to higher-tier packages and enhancing our digital content to attract higher-value segments over time, thereby fostering growth in customer consumption. Other strategic initiatives include network optimization and the strengthening of our core broadband services. For more information, see “Item 4B. Business Overview – Business Portfolios – 1. Integrated B2C Services.”

Consumer Customers

In 2025, IndiHome remained our flagship consumer product, with a continued strategy focused on accelerating fixed broadband penetration by addressing diverse segments with targeted pricing strategies and bundling strategies, while balancing disciplined execution with fit-for-purpose household offers. Telkomsel’s strategy seeks to bridge the home and mobile connectivity experience, a continued effort to strengthen FMC as a key differentiator. This strategy aims to increase fixed broadband adoption supported by ongoing cross-selling and retention initiatives, given the relatively low penetration of fixed broadband services in Indonesia as compared to the saturated cellular service market.

Despite intensifying competition in fixed broadband market, we strive to remain competitive through various offerings, including the launch of EZnet, which complements existing offerings to capture new opportunities and address affordability concerns for certain mass-market segments and targeted areas, while maintaining a focus on customer retention and quality acquisition. We believe this strategy has enabled us to maintain a leading market position in Indonesia in terms of subscriber base. We have also implemented network enhancements and service improvements, such as improved response times to customer complaints.

Our service offerings range from 10Mbps up to 300Mbps and are designed to provide value and affordability for a broad range of customer segments, including through bundled content. The integration of our IndiHome business into Telkomsel has fostered a unified customer strategy, enhancing our ability to cross-sell and up-sell. We offer personalized services through advanced data analytics, enabling us to refine our customer segmentation and tailor offerings. Our problem resolution is supported by an end-to-end traceable customer relationship management process. While our strategy to accelerate fixed broadband penetration has led to an increase in our customer base, we are also focused on encouraging higher-end customers to upgrade to premium packages to enhance ARPU.

From the integration of our IndiHome B2C business into Telkomsel on July 1, 2023 to December 31, 2023, the number of fixed broadband IndiHome B2C subscribers increased by approximately 0.4 million, resulting in 8.7 million IndiHome B2C subscribers as of such date. As of December 31, 2025, we had a total of 10.3 million fixed broadband IndiHome B2C subscribers.

Enterprise Customers

In 2025, we continued to refine our enterprise customer approach by targeting high-value enterprise customers through strategic account management, which involves offering tailored solutions to deepen customer relationships.

Our marketing strategy for enterprise customers aims to:

●	Spearhead digital transformation for enterprises, including SOEs, to pursue and develop a leading bandwidth share in the digital connectivity market;
●	Empower SMEs with digital platforms to improve access to markets, funding, and technology, contributing to Indonesia’s digital transformation; and
●	Partner with the Government as a trusted ICT provider to support key national digital initiatives.

Our sales approach provides tailored support across various enterprise customer segments:

●	Large Enterprises: Enterprise account managers offer a single point of contact, delivering comprehensive service from relationship initiation to after-sales customer care;
●	Government: Government account managers cater to the ICT needs of Government agencies, with support from relationship officers to enhance service quality; and
●	SMEs: Business account managers and tele-account managers cater to the needs of SME customers, with support from third-party value-added resellers. These efforts are supplemented by digital channels and mobile applications.

Wholesale and International Business Customers

Our wholesale and international business segment serves domestic operators, service providers, digital entities, global wholesalers, carriers, and enterprises utilizing overseas data centers and international connectivity. Additionally, through our Non-Geostationary Orbit satellites, we cater to certain retail customers internationally.

Our marketing and sales strategy for this segment focuses on:

●	Strengthening core wholesale revenue streams by optimizing our legacy voice and messaging businesses through disciplined business model and pricing strategies to maximize value amid structural shifts in usage;
●	Scaling digital infrastructure to capture long-term growth by selectively expanding data-center capacity, enhancing end-to-end network competitiveness, and increasing international subsea cable capacity to serve global demand;
●	Building a differentiated wholesale internet ecosystem by deepening content aggregation and CDN capabilities to improve service performance, resilience, and customer outcomes; and
●	Expanding infrastructure platforms for future value creation through the continued growth and transformation of our tower and satellite businesses, positioning them as integrated, end-to-end infrastructure solutions.

Digital Service Customers

Our marketing strategy for digital service customers focuses on strengthening and improving digital innovation, including by enriching digital content, creating unique digital services, and growing our digital services portfolio through investments in digital startups.

We tailor our sales strategy to each particular digital business. We offer customer care and channel management through various means, including contact centers, dedicated account management for large enterprises, websites, and social media. Our digital service program for consumers has focused on improving IndiHome services. For example, we promote digital touchpoints for IndiHome customers, which offer bundled packages that may include services such as Disney+ Hotstar, Indibox (a source of value-added services such as video content and games), GameQoo (a cloud gaming service), and IndiHome Smart (an Internet of Things, or IoT, home service).

Distribution Channels

Our primary distribution channels for products and services in 2025 included:

●Walk-in and Mobile Customer Service Points: These include Plasa Telkom Digital outlets and GraPARI centers, which offer comprehensive Telkom and Telkomsel services. As of December 31, 2025, these included 463 GraPARI centers across Indonesia;

•	Authorized Dealers and Modern Retail Channels: These channels distribute Telkomsel products such as starter packs and prepaid top-up vouchers;
•	Partnership Stores: These extend our reach through various third-party marketing outlets, including electronics stores and bank ATMs;
•	Contact Centers: These facilities support customer access to our services;
•	Specialized Teams: Account management and sales teams provide tailored solutions to large enterprises, Government agencies, and wholesale customers;
•	Channel Partners: Third-party value-added resellers meet the needs of certain enterprise customers;
•

Digital Touchpoints: We provide customer service and account management through digital platforms such as, MyTelkomsel, MyTEnS for enterprise customers, MyIndibiz for SMEs, and MyCarrier for wholesale customers;

•	Websites: Our websites, including www.telkom.co.id, www.telkomsel.com, www.telin.net, and www.indihome.co.id offer e-services such as billing and support;
•	Social Media and Instant Messaging: We use platforms such as Facebook, Instagram, and WhatsApp for product interaction and support, including through our AI-powered chatbot, Veronika; and
•	LinkAja: Our e-money service allows customers to conduct transactions and service purchases digitally.

For the avoidance of doubt, the information contained on our websites referred to above is not a part of this annual report on Form 20-F, nor is such content incorporated by reference herein.

Licensing

To provide national telecommunications services, we have product and service licenses that are consistent with applicable laws, regulations, and decrees.

Cellular

Telkomsel holds licenses to operate a nationwide mobile cellular telephone network using 15 MHz of spectrum allocation in the 800/900 MHz frequency bands, 22.5 MHz of spectrum allocation in the 1.8 GHz frequency band, 20 MHz of spectrum allocation in the 2.1 GHz frequency band, and up to (depending on the region) 50 MHz additional spectrum in the 2.3 GHz frequency band, together won at auctions in October 2017, May 2021, and November 2022 as well as gained from PT Berca Indonesia in November 2022. The licenses do not have set expiry dates, but they are evaluated every 10 years. The validity of Telkomsel’s spectrum licenses/permits is subject to the applicable regulatory regime, including periodic evaluation and/or renewal requirements. In particular, Telkomsel renewed its Radio Frequency Band Permit for the 2.1 GHz 1st carrier starting from March 2026, for a 20-year usage period. In addition, Telkomsel holds permits and licenses from, and registrations with certain local governments and/or Government agencies, primarily in connection with its operations in such regions, the properties it owns and/or the construction and use of its BTS.

Fixed Network and Basic Telephony Services

We have the following licenses to operate fixed local networks, fixed long-distance direct line networks, fixed international call networks and fixed closed networks:

•	MoCD Decree No. 073/TEL.01.02/2021 (on licenses to operate fixed long distance direct line);

•	MoCD Decree No. 094/TEL.01.02/2021 (on licenses to operate fixed closed networks);
•	MoCD Decree No. 082/TEL.01.02/2021 (on licenses to operate fixed international networks); and
•	MoCD Decree No. 095/TEL.01.02/2021 (on licenses to operate circuit switched based local fixed-line networks).

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

IDD Services

We have a license to provide IDD services under MoCD Decree No. 082/TEL.01.02/2021. We offer IDD fixed-line services to customers using the “007” IDD access code.

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

Data Communication System (“SISKOMDAT”)

We have a license to provide data communication system services pursuant to MoCD Decree No.046/KEP/M.KOMINFO/02/2020 (on data communication system services). This license does not have a set expiry date, but it is evaluated every five years.

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

In the midst of digital wallet business competition, LinkAja’s strategy is to serve consumers under the B2C business model and to provide business solution services under the B2B business model. LinkAja has extended its ecosystem into its shareholders’ and strategic partners’ digital platforms, such as MyTelkomsel and MyPertamina, acting as a digital financial enabler through services including account linking and the provision of digital products. In parallel, LinkAja has strengthened its presence in the advertising business by developing advertising solutions that support its shareholders’ ecosystem initiatives, including in-app campaigns and the optimization of its shareholders’ assets and inventory for advertising purposes.

For the B2C LinkAja application segment, LinkAja continues to target the unbanked population with technology literacy in the productive-age segment nationwide, while also emphasizing its role in supporting the broader BUMN ecosystem, including employees. LinkAja’s B2B business solution services provide various features such as fund disbursement, cash collection, digital payments through QRIS, merchant applications and other digital ecosystems, as well as advertising services. LinkAja targets MSMEs and corporations in various industries. Key B2B collaborations include: (i) Digipos Telkomsel, where LinkAja functions as the payment balance for merchants and supplies digital products such as prepaid electricity and e-wallet top-ups; (ii) Pertamina Single Settlement, where LinkAja serves as an intermediary connecting users, Pertamina, and other payment methods within the MyPertamina application; (iii) MyTelkomsel Linkage, a comprehensive integration between LinkAja and MyTelkomsel, enabling users to access LinkAja accounts and services directly within MyTelkomsel; and (iv) advertising solutions, connecting advertisers with businesses seeking advertising opportunities, thereby establishing a broader advertising network.

LinkAja also develops Sharia-related initiatives, including: (i) digitalization of partnerships with Islamic organizations, communities, and MSMEs; (ii) strategic collaboration with philanthropic institutions to support digital donation initiatives; (iii) partnerships with Muslim-focused digital applications; and (iv) development of Sharia-compliant digital features to support subscription payments across Muslim-focused digital platforms (e.g., Muslim Pro and Qaara).

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

Corporate and Social Responsibility and Human Capital Management

We are dedicated to fostering a sustainable business and contributing to a sustainable society. Our efforts encompass enabling connections, generating employment, and driving digital innovation. Our sustainability strategy is grounded in our five pillars of ethics, growth, human capital, societal contribution, and environmental stewardship and is regularly reviewed to mitigate risks and capture new opportunities.

Our governance framework demonstrates our ambition to become a partner of choice for customers, suppliers, and communities, backed by a firm commitment to ethical practices. All employees are required to uphold our ethical standards in their daily work, and we provide regular training and information to foster a culture of integrity. We are also committed to upholding fair competition, data privacy, and transparent, inclusive procurement practices. We believe that our recognition for excellence in corporate governance and security reflects our progress in these areas.

In 2025, we received numerous awards and acknowledgments in human capital management, including in the areas of employer branding, corporate social responsibility, women's empowerment, and diversity, equity, and inclusion. The following is a list of our awards in human capital:

•	Forbes World's Best Employers 2025 for the fifth consecutive year, ranking 345th globally and first in Indonesia;
•	LinkedIn Top Companies Indonesia for four consecutive years;
•	Best Practices of Sustainable Development Goal 14 in the United Nations Sustainable Development Goals (“SDGs”) National Voluntary Review by the United Nations, through the Indonesia National SDGs Secretariat, Ministry of National Development Planning (“BAPPENAS”);
•	Silver Winner in ESG Asia Positive Impact by Asia Positive Impact ASEAN and EY SEA Region, recognizing our commitment to local community relations through the DigiUp Program;
•	International certification as a Great Place to Work for three consecutive years by the Great Place to Work Institute;
•	Bronze Medal in the SDGs Impact Award by BAPPENAS, recognizing excellence in SDGs practices among large companies;
•	Gold Winner for Community Involvement Development and Best Social and Environmental Responsibility (“TJSL”) Agent of the Year in the Indonesia Corporate Communication and Sustainability Summit 2025 by the State-Owned Enterprise Communication Forum (BP BUMN);
•	Best Practices for Community Development – Health Category in the IDX Channel Award by the IDX through our Stunting Action Hub program;
•	Silver Medal for CSR Strategy in the Indonesia Corporate Sustainability Award 2025 by Olahkarsa in collaboration with the Association of Carbon Emission Experts Indonesia (ACEXI);
•	Gold Winner in the Lestari Awards by KG Media, recognizing our commitment to local community relations through the DigiUp Program;
•	Best Practices for Digital Inclusion Pioneer in the Republika Awards by Republika through our Stunting Action Hub Program; and
•	Top 10 Most Compliant State-Owned Enterprises in the Satya JKN Award 2025 by the Government and the Social Health Insurance Administration Body (BPJS Kesehatan).

We rely on our growth pillar to enhance and modernize our business through innovation and digitalization. By digitizing and streamlining our operations, we intend to maintain and improve our operational and financial health. We believe that high-quality products and services are central to achieving this goal, as they underpin customer satisfaction and business continuity. In our telecommunications business, we prioritize connectivity, platforms, and services, constantly improving our network and IT systems to mitigate cybersecurity risks and maintain our infrastructure's integrity.

Collaborative initiatives with law enforcement agencies enhance security, and we incorporate customer feedback to refine our offerings.

We prioritize managing human capital because we believe that our employees, managers, and skilled personnel are key to becoming and remaining a leading digital telecommunications company. Our human capital management practices focus on equitable recruitment, diversity, positive labor relations, and personal growth. We foster an inclusive culture, offering equal training and advancement opportunities to attract and retain top talent. This approach is informed by international norms on human rights and gender equality. As of December 31, 2025, women held approximately 35.05% of managerial roles, comprised 45.44% of our workforce and represented 64.7% of our 2025 new hires. Our efforts to support gender equality include flexible work schedules, harassment-free policies, and adjustments for working mothers, such as remote work options and on-site childcare. We also support the Indonesian Ministry of Manpower's and the International Labor Organization's initiatives toward a child-labor-free Indonesia. We aim to enhance productivity by ensuring a modern, digital, and secure workspace that accommodates flexible work arrangements and health, safety, and environmental standards. We believe that our recognition as a Great Place to Work for three consecutive years by the Great Place to Work Institute aligns with these values. For more details on our human capital strategy, please see “Item 6. Directors, Senior Management and Employees — D. Employees.”

In 2025, we implemented our Social and Environmental Responsibility (“TJSL”) programs as an integral component of our sustainability strategy and long-term value creation framework. The TJSL framework is designed to deliver measurable outcomes across environmental stewardship, inclusive social empowerment, MSME digital capacity building, and effective governance, while remaining aligned with internationally recognized ESG standards. The TJSL framework has been integrated with the Indonesia SDGs Action Plan, coordinated by the Ministry of National Development Planning.

During 2025, we allocated approximately Rp169.3 billion to TJSL initiatives across Indonesia. Funding priorities focused on programs that strengthen digital inclusion, enhance social resilience, and support sustainable economic growth. Under the social pillar, we expanded inclusive digital education through our Digital Learning School, teacher certification programs, vocational digital skills development, and digital literacy programs targeting women and persons with disabilities. These initiatives were complemented by community-based programs addressing food security, stunting prevention, and the development of digitally enabled assisted villages (desa binaan), supporting more equitable access to essential services and socioeconomic opportunities.

To support inclusive economic growth, we strengthened MSME digital capacity through structured entrepreneurship training, digital onboarding, and market access facilitation aligned with the MSME growth journey—from initial capability development to scaling and international market exposure. These programs are designed to integrate MSMEs into our digital ecosystem, enhancing productivity, competitiveness, and long-term business sustainability.

Environmental initiatives in 2025 focused on supporting our decarbonization objectives through carbon offset and climate action programs, including green and blue carbon conservation, waste management, water provision, and community-based climate adaptation initiatives supported by green applications. In parallel, we continued to invest in sustainable infrastructure, including renewable energy-powered public street lighting and biogas projects, rural connectivity expansion, elderly housing development, and suspension bridge construction to improve accessibility in underserved areas. Certain environmental initiatives also contribute to operational risk mitigation, including mangrove restoration activities that support the resilience of coastal areas surrounding our subsea cable landing points.

See “Business Overview — Strategy — Environmental, Social and Governance (“ESG”) matters” above for more information on our ESG strategies.

The Telecommunications Industry in Indonesia

In 2025, Indonesia’s GDP grew by 5.11%, with further expansion expected in 2026, according to Government data. In its January World Economic Outlook Update, the IMF forecasts a 5.1% growth for the Indonesian economy in

2026. The Indonesian telecommunications industry has seen significant advancements, with rising mobile and broadband subscriptions primarily as a result of greater affordability, service improvements, and higher smartphone penetration. The shift from traditional voice and SMS to data services is still ongoing, fueled by the affordability of smartphones and a sizeable youth demographic. OTT applications have supplanted legacy services, causing a notable decline in traditional telecommunications revenues.

The industry has also faced intense competition, with operators initiating promotional deals to attract customers sensitive to data pricing, leading to lower operator margins and intense price competition. The industry, however, saw a return to pricing and competition stability in late 2021, which continued through 2025, particularly following the price increases implemented by all major operators in late 2024, which have since been sustained into 2025. Operators have sustained healthier market conduct amidst rising demand for high-quality data services.

As of December 31, 2025, according to our internal estimates, Indonesia had approximately 322.8 million cellular subscribers, a 3.2% increase from 312.9 million in 2024, with Telkomsel holding a market share of approximately 48.0%. Following the IOH merger and the announcement of the XLSmart merger in 2024 has contributed to a more rational competitive environment and Telkomsel focused on initiatives to foster sustainable growth and profitability. Rising data consumption has required substantial investments in network improvements. In response, we have prioritized expanding coverage and enhancing network quality. This includes completing the 3G shutdown and migrating to 4G in 2023, which extended network coverage, supported the growth of digital businesses, and improved customer experience.

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

Fixed broadband penetration in Indonesia remains relatively low at less than 20%. However, demand for quality internet connectivity continues to increase, with the fixed broadband market still led by a few key players, including us and IconNet. However, high barriers to entry persist due to licensing and infrastructure requirements and limitations. Despite increasing competition and a slightly reduced market share, we continued to lead with approximately 10.3 million IndiHome B2C subscribers as of December 31, 2025.

Competition

Our cellular services business, which we operate through our majority-owned subsidiary Telkomsel, faces competition primarily from IOH and XLSmart. The competitive environment in Indonesia continues to evolve as these competitors expand their service coverage into regions where Telkomsel has an established presence. In 2025, supply and demand conditions in the cellular services market began to stabilize, which we believe indicates a healthier competitive landscape. Industry competition has shown meaningful improvement compared with 2024, with signs of greater pricing discipline across operators and a shift toward healthier market conduct. In particular, starter pack oversupply has normalized, and operators have increasingly aligned supported by unified starter pack pricing, alongside broader product rationalization and simplification. As execution has progressed, the focus has increasingly shifted toward renewal package simplification.

Following the initial announcement in late 2024, the merger between XL Axiata and Smartfren, which is part of the Sinar Mas Group, was completed in December 2025. Historically, mergers between larger and smaller operators in our market have contributed to a more balanced competitive landscape by reducing aggressive pricing practices. We expect that this consolidation will result in more rational pricing across the industry and support a more sustainable market structure.

For further information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— The telecommunications industry is characterized by intense competition and rapid technological change, and our ability to compete effectively depends on significant capital investment, access to sufficient spectrum, and successful adaptation to new technologies and market entrants.”

Business Competition Law

The Indonesian telecommunications sector is regulated by the Telecommunications Law, which took effect on September 8, 2000. The Telecommunications Law provides guidelines for industry reforms, including industry liberalization, to facilitate the entry of new operators as well as to increase transparency and competition. The Telecommunications Law eliminated the concept of “organizing entities” in the industry, which terminated the special status of Telkom and Indosat as the organizing bodies responsible for coordinating telecommunications services domestically and internationally. To increase competition, the Telecommunications Law prohibits monopolistic practices and unfair competition among telecommunications operators.

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

Market Position and Competition

As of December 31, 2025, Telkomsel was the largest cellular provider in Indonesia, with approximately 156.1 million cellular subscribers, which represented an estimated market share of approximately 48.0%. Based on publicly available information, we believe the next largest providers as of such date were IOH and XL Smart, based on their respective number of subscribers.

The penetration of SIM cards in Indonesia is high, which makes continued growth in the total number of subscribers increasingly difficult. As of December 31, 2025, there were approximately 322.8 million cellular subscribers in Indonesia, as compared to approximately 312.9 million as of December 31, 2024. Despite a penetration rate that indicates market saturation, the total number of cellular subscribers has remained relatively stable, which suggests that a significant portion of the population continues to use multiple SIM cards.

Regulatory Environment

The Government’s enforcement of its prepaid SIM card registration policy, which began in 2018, has resulted in a higher proportion of active subscribers and has contributed to a healthier competitive environment. We believe that this policy, assuming its continued implementation, will continue to have a positive long-term impact on the industry. Changes in regulations regarding SIM card registration, usage, or distribution could, however, impact the number of subscribers in the future.

Industry Trends

The trend of customers shifting from legacy services, such as voice and SMS, to data services continues, driven by the increased availability of lower-priced smartphones and a growing youth customer segment. Data traffic has grown significantly, while voice and SMS service traffic has decreased over the past five fiscal years. This trend is attributable to the substitution of traditional voice and SMS services with over-the-top, or OTT, based calling and messaging services as smartphone penetration in Indonesia has risen. We expect this trend to continue for the foreseeable future.

Despite these challenges, our Digital Business segment continues to grow. We remain focused on encouraging customers to adopt more productive digital habits as internet connectivity becomes increasingly essential.

The following table sets out information as of December 31, 2025, for Telkomsel:

	Unit	Telkomsel
Launch date	year	1995
Neutral - 2G, 3G and/or 4G spectrum allocation (GSM 900 MHz)	MHz	15
Neutral - 2G, 3G and/or 4G spectrum allocation (GSM 1.8 GHz)	MHz	22.5
Neutral - 2G, 3G and/or 4G spectrum allocation (2.1 GHz)	MHz	20
Time Division Duplex (TDD) technology (2.3 GHz)	MHz	50	1)
Subscribers	million	156.1

Note:

(1)	Comprises additional spectrum in the 2.3 GHz frequency band that Telkomsel won following an auction process in 2021.

Fixed Broadband Services

We face competition in the fixed broadband market from major providers such as IconNet, MyRepublic, XL Home, and Biznet, with IconNet in second place behind us in terms of customer base. The industry is witnessing strategic acquisitions targeting subscriber growth, including IOH’s acquisition of MNC Play and XL Axiata’s purchase of PT Link Net Tbk, as operators strive for service convergence and new growth engines. Despite increased competition since 2019 and the market entry of PT Perusahaan Listrik Negara’s subsidiary, IconNet, which leverages wide coverage beyond Java, Telkomsel aims to accelerate fixed broadband penetration by targeting various market segments with targeted pricing strategies. This includes offering competitive pricing to address affordability concerns in the mass-market segment while encouraging higher-end IndiHome customers to upgrade to premium packages and bundled content, all while maintaining high-quality broadband services. In addition, our fixed broadband strategy focuses on sustainable, quality-led growth, including retention, disciplined acquisition, and initiatives to enhance customer value and experience through segmented offers and value-added services, while leveraging FMC to deepen household engagement.

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

International Direct Dialing (IDD)

We compete in traditional IDD services (non-VoIP) in Indonesia, primarily with IOH. However, due to the development of digital technology, our IDD services also face competition from VoIP and other OTT voice services such as Telegram, FaceTime (iPhone), and WhatsApp. The presence of these OTT services has affected the use of legacy services, which has resulted in decreasing traffic in recent years.

Voice over Internet Protocol (VoIP)

We have operated our voice service through VoIP technology since 2002. VoIP uses data communications to transfer voice traffic over the internet, which usually provides substantial cost savings to subscribers. Several other companies, including XL Axiata, IOH, PT Atlasat Solusindo, PT Gaharu Sejahtera, PT Telindo Nusantara, PT Quiros Networks, PT Aktif Tengah Malam, PT Jasnita Telkomindo, and PT IP Telecom Multimedia Indonesia also provide licensed VoIP services in Indonesia.

Satellite

The Asia Pacific region, particularly Southeast Asia, requires satellites on an ongoing basis for telecommunications and broadcasting infrastructure due to the region’s archipelagic nature. The technological capabilities provided by satellites include cellular backhaul, broadband backhaul, enterprise network, military network, Government network, video distribution, video contribution, DTH TV, communication on aviation, maritime, mining, plantation, and for disaster recovery scenario, as well as other satellite-based services.

We compete with several other satellite operators with satellites covering Southeast Asia and South Asia, and several operators are in the process of developing satellites with coverage over these regions.

Tower

Within Indonesia’s tower industry, we operate in a competitive landscape alongside PT Tower Bersama Infrastructure Tbk, PT Profesional Telekomunikasi Indonesia Tbk., PT Centratama Telekomunikasi Indonesia Tbk. and PT Solusi Tunas Pratama Tbk.

From 2018 to 2023, industry demand moderated following mobile sector consolidation and spectrum reallocation. While this period limited near-term growth, it also encouraged greater capital discipline, network optimization, and more sustainable industry structures. In 2024, industry activity began to stabilize, supported by continued mergers and acquisitions and selective tower divestments by mobile network operators. These transactions were primarily driven by operators’ need to optimize capital allocation while maintaining network quality and preparing for incremental 5G deployment.

During 2023–2025, MNO mergers and strategic alliances further reshaped the competitive landscape, prompting continued divestment of tower assets as operators rebalanced capital toward core network expansion and service quality enhancements.

In 2025, despite the ongoing effects of MNO consolidation, the tower sector has demonstrated resilience. Stable long-term contracts, predictable recurring revenues, and continued demand for broader coverage and fiber backhaul have underpinned occupancy levels. Growth remains measured, driven by selective densification in urban and peri-urban areas, fiber-to-the-tower integration, and demand for reliable infrastructure to support evolving data traffic and service quality expectations. The sector continues to benefit from long-term contracts, predictable cash flows, and its role as essential infrastructure underpinning Indonesia’s digital connectivity agenda.

The requirement for new tower infrastructure persists, underpinned by continued profitability among mobile operators and the need to extend coverage, particularly outside of Java where market opportunity is substantial. Additionally, investments in complementary services such as fiber connectivity for improved mobile services have spurred tower market growth.

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

As of December 31, 2025, we had approximately 44,702 towers, including approximately 40,230 towers owned by Mitratel and approximately 4,472 towers owned by Telkomsel.

Legal Basis and Regulation

The regulatory framework for the Indonesian telecommunications industry comprises specific laws, Government Regulations, Ministerial Regulations, and Ministerial Decrees enacted and issued from time to time.

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

The Telecommunications Law was implemented through several Government Regulations, Ministerial Regulations, and Ministerial Decrees. Key regulations include:

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

●MoCD Regulation No. 5 of 2021 on Telecommunications Operation;

•	MoCD Regulation No. 14 of 2018 on the Fundamental Technical Plan of National Telecommunications;
●	MoCD Regulation No. 2 of 2025 on the Amendment to Regulation of the MoCD Regulation No. 2 of 2023 on the Use of Radio Frequency Spectrum Based on Class Permit;

•	MoCD Regulation No. 11 of 2022 on Governance of Implementation of Electronic Certification; and
•	MoCD Regulation No. 3 of 2024 on Certification of Telecommunication Equipment and/or Telecommunication Devices.

Telecommunications Industry Regulators

The authority to regulate the telecommunications industry is vested in MoCD. Pursuant to authorities assigned to it under the Telecommunications Law, MoCD establishes policies, regulates, supervises, and controls the telecommunications industry in Indonesia. MoCD comprises several directorate generals, each authorized to set policies, supervise, evaluate, and report on various derivative aspects of telecommunications industry in Indonesia. Specifically, the DGPIO oversees the postal and telecommunications sectors in Indonesia, including with respect to licensing, numbering, interconnection, USO, and business competition. Additionally, the Directorate General of Post and Informatics Resources and Equipment of MoCD is responsible for regulating matters related to radio frequency spectrum and standardization of telecommunications equipment in Indonesia.

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

To support OSS registration, the Government established The Indonesian Standard Industrial Classification (KBLI) as the official standard for classifying economic activities in Indonesia into specific groups based on shared characteristics through the Central Statistics Agency (BPS) Regulation No. 7 of 2025 on The Indonesian Standard Industrial Classification (revoked BPS Regulation No. 2/2020). BPS Regulation No. 7/2025 has been adjusted to the International Standard Industrial Classification. MoCD requested that all telecommunication providers change their KBLI codes by the latest on June 17, 2026.

Cellular

Cellular telephone service is provided in Indonesia on radio frequency spectrum in the 1.8 GHz (neutral technology), 2.1 GHz (neutral technology), 900 MHz (neutral technology), and 2.3 GHz (neutral technology). The MoCD regulates the use and allocation of radio frequency spectrum for mobile cellular networks. Telkomsel has obtained frequency allocation for cellular services in the 800 MHz, 900 MHz, 1.8 GHz, 2.1 GHz, and 2.3 GHz frequency bands. The allocation of frequency is regulated by:

●	MoCD Decree No. 620 of 2020 (on the Extension of the Stipulation on the 800 MHz, 900 MHz, and 1800 MHz Radio Frequency Bands by PT Telekomunikasi Selular);
●	MoCD Decree No. 480 of 2022 (on the Rearrangement of License Holders for the Use of Radio Frequency Spectrum in the 2.1 GHz Radio Frequency Band);
●	MoCD Decree No. 356 of 2018 (on the Stipulation of Radio Frequency Bands Resulting from the Refarming of 2.1 GHz Radio Frequency Bands for the Implementation of Cellular Mobile Networks);
●	MoCD Decree No. 1896 of 2017 (on the Establishment of PT Telekomunikasi Selular as the Winner of 2.3 GHz Radio Frequency Band User Selection in 2017 for the Implementation of Cellular Mobile Networks); and
●	MoCD Decree No. 188 of 2023 (on the Stipulation of the Radio Frequency Band Resulting from the Rearrangement and Approval of the Transfer of the Right to Use the Radio Frequency Spectrum in the 2.3 GHz Radio Frequency Band from PT Telekomunikasi Selular to PT Smart Telecom).

Interconnection

The Telecommunications Law expressly prohibits monopolistic practices and mandates network providers to facilitate user access across networks on the basis of mutual interconnection agreements. In accordance with GR No. 52/2000, as amended, interconnection fees must be transparent, equitable, and based on mutual consent.

On March 31, 2021, MoCD released MoCD Regulation No. 5/2021 which requires that basic telephony service network operators provide interconnection transparently and without discrimination. This regulation enforces that agreements regarding service levels must uphold the quality standards for operation of telecommunications services established by the Director General of Telecommunications to promote healthy business competition, maintain service performance, and protect consumer interests. Such operators must also be ready to implement such IP-based interconnections following pursuant to mutual agreements without altering the existing fee determination process. Such implementation under mutual agreements may continue until the MoCD determines the technical provisions for full IP-based interconnections. Under this regulation, any adjustments to the Reference Interconnection Offer (“RIO”) must be submitted to MoCD.

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

IPTV

In Indonesia, the IPTV business is regulated by MoCD Regulation No. 13/2019, as amended. GR No. 46/2021, as amended, provides that subscription-based broadcasting can be conducted using satellites, cables, and terrestrial transmitters. Broadcasting using satellite can have a nationwide range, while cables and terrestrial transmitters can only cover a particular region. As stipulated by MoCD Regulation No. 13/2019, IPTV services entail the delivery of television, video, audio, text, and data via an IP network, ensuring quality, security, and reliability in facilitating interactive communication between the provider and users.

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

Further, telecommunications equipment and devices are subject to a certification fee. Telecommunications equipment and devices that are used for research, development, and disaster response are exempted for an initial period and subsequently only subject to half the commercial certification fee. Telecommunications equipment and devices with local content in excess of 50% are also charged half the certification fee plus a testing fee.

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

Based on the Tower Construction Joint Decree, the construction of telecommunications towers requires construction permits from the relevant Governmental authorities. The Tower Construction Joint Decree also stipulates that the construction of telecommunications towers must observe the zoning and spatial planning applicable in the relevant regions of Indonesia. The Tower Construction Joint Decree states that the license for telecommunications tower construction is to be issued by regents or mayors, and for Jakarta Province, its Governor. The Tower Construction Joint Decree also provides tower construction standards and requires that telecommunications towers be made generally available for shared use by telecommunications service providers. The owner of a telecommunications tower is allowed to collect a fee, which is determined by reference to investment and operational costs, return on investment and profits earned. Monopolistic practices in the ownership and management of telecommunications towers are prohibited. The Tower Construction Joint Decree stipulates that telecommunications providers that own telecommunications towers and other tower owners are obligated to allow other telecommunications operators to utilize their telecommunications towers without discrimination, with due regards to the technical capacity of the respective tower.

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

C.          ORGANIZATIONAL STRUCTURE

We employ a strategic control framework for the management of our Group, which we believe provides our subsidiaries with operational flexibility tailored to their business needs and characteristics. Our corporate office outlines the overall corporate strategy and then delegates its implementation to each Directorate and Regional Business Unit accordingly. This structure, centered around customer segmentation and geography, allows us to manage emerging business challenges while aligning our operations with our diverse business portfolios. We have eight directorates:

●	The Enterprise and Business Service Directorate (“EBIS”) is responsible for business strategy and architecture for our enterprise segment, with the objective of growing our enterprise business portfolio within our Group in accordance with applicable Company policies and regulations.
●	The Wholesale and International Service Directorate (“WINS”) is responsible for business strategy and architecture for our wholesale and international segment, with the objective of growing our wholesale and international business portfolio within our Group in accordance with applicable Company policies and regulations.
●	The Strategic Business Development and Portfolio Directorate (“SBDP”) is responsible for value creation and business development through end-to-end corporate strategy management, investments, partnerships, and the optimization of value in our subsidiaries and affiliates to meet our corporate strategic objectives.
●	The Information Technology Directorate (“IT Directorate”) is responsible for the end-to-end development and management of our IT and digital products, leveraging our core digital IT capabilities to generate value and ensure consistent management of IT and digital functions across our Group.
●	The Network Directorate is responsible for network strategy, technology, architecture, cybersecurity, and our digital connectivity and cybersecurity service roadmap. Its mandate is to enhance our capabilities, improve operational efficiency through the provision of infrastructure and services, and prioritize investment in future network infrastructure.
●	The Finance and Risk Management Directorate (“KMR”) is responsible for financial strategy, policies, and operations, as well as asset management, risk management, investor relations, and inorganic business development, in each case in accordance with applicable Company policies and regulations.
●	The Human Capital Management Directorate (“HCM”) serves as a strategic business partner to our business lines and oversees our human capital management functions. HCM supports our business units and subsidiaries through centers of excellence, provides guidance on human capital strategy and policy, and oversees talent management systems across our Group.
●	The Legal and Compliance Directorate (“L&C”) is responsible for the comprehensive management of our legal, governance, and compliance matters, providing strategic and operational legal support for our businesses within our Governance, Risk, and Compliance (“GRC”) framework.

For a list of our subsidiaries and their countries of incorporation, see Exhibit 8.1 to this Form 20-F. A complete list of our subsidiaries and investments in associated companies, and our ownership percentage of each entity, as of December 31, 2025, is disclosed in Notes 1d and 11 to our Consolidated Financial Statements.

The following diagram illustrates our corporate structure of our principal operating entities as of the date of this report:

D.           PROPERTY, EQUIPMENT AND RIGHT OF USE ASSETS

Our property and equipment are primarily used for telecommunications operations, which mainly consist of  transmission and installation equipment, cable network and in turn consist of (i) switching equipment, (ii) telegraph, telex, and data communication equipment, (iii) transmission installation and equipment, (iv) satellite, earth station, and equipment, (v) cable network, (vi) power supply, (vii) data processing equipment, (viii) drop cable, and (ix) other telecommunication peripherals collectively grouped as ‘telecommunication infrastructure’. A description of these is contained in Note 12 to our Consolidated Financial Statements and “— Business Overview — Network Infrastructure and Development.” See also “Item 5B — Liquidity and Capital Resources — Capital Expenditures” for material plans to construct, expand or improve our property and equipment.

Except for ownership rights granted to individuals in Indonesia, reversionary rights to land rests with the Government, pursuant to Agrarian Law No. 5 of 1960. Land title is designated through land rights, including Right to Build (Hak Guna Bangunan or “HGB”) and Right of Use (Hak Guna). Both rights stipulate that title holders enjoy full use of the land for a specified period, subject to renewal and extensions. In most instances, land rights are part of right-of-use assets, freely tradable and may be placed as security under loan agreements.

We lease several parcels of land located throughout Indonesia together with rights to build and use such land for periods varying from 1-50 years, which will expire between 2026 and 2071. In 2025, there were deductions in Group leases, including expired leases and reclassifications related to land rights, buildings, transmission, installations, equipment, vehicles, and other assets used in operations, amounting to Rp910 billion. We hold registered rights to build and right to use for most of our properties. Pursuant to Government Regulation No. 18 of 2021 on Right to Manage, Land Right, Apartment Unit, and Land Registration, the maximum initial period for the right to build is 30 years and is extendable for up to an additional 20 years plus up to another additional period of 30 years.

The right to build can be further renewed for an additional period of 30 years. We are not aware of any environmental issues that could affect the utilization of our property and equipment and right-of-use assets. Please refer to Notes 12 and 13 to our Consolidated Financial Statements.

All assets owned by our Company have been pledged as collateral for bonds. Please refer to Note 12b to our Consolidated Financial Statements. Certain property and equipment of our subsidiaries with an aggregate gross carrying value amounting to Rp2,205 billion (US$137 million) as of December 31, 2025, have been placed as collateral for loan agreements. Please refer to Notes 12b(vii) to our Consolidated Financial Statements.

In 2025, we implemented a voluntary change in accounting policy concerning the componentization and determination of the unit of account for certain assets, namely drop cable assets. See “Item 5. Operating and Financial Review and Prospects – Principal Factors Affecting our Financial Condition and Results of Operations – Voluntary Change in Accounting Policy” for further information on this voluntary change of accounting policy. Following the identification of drop cable assets as a separate component, we determined that the useful life of these assets should be five years, reflecting their specific characteristics and pattern of economic benefits consumption.

Insurance

As of December 31, 2025, our property and equipment (excluding land rights), with a net carrying amount of Rp160,374 billion was insured against fire, theft, earthquake and other specified risks, under blanket policies totaling Rp44,267 billion, HK$35 million, SG$197 million, and MYR46 million, and first loss basis amounted to Rp2,750 billion. We believe that the insurance coverage is adequate to cover potential losses from the insured risks.

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

As of the date of this report, we are not aware of any activity, transaction or dealing by us or any of our affiliates in 2025 that requires disclosure in this report under Section 13(r) of the Exchange Act, except as set forth below.

Telkomsel, our subsidiary, is party to international roaming agreements with Mobile Telecommunication Company of Iran and Irancell Telecommunications Services Company, which are or may be Government-controlled entities. In 2025, we recorded gross revenues of US$4,304 from transactions under these agreements. The amount of our net profits earned under these agreements is not determinable, but it does not exceed our gross revenues from these agreements. The purpose of these agreements is to provide Telkomsel’s customers with coverage in areas where Telkomsel does not own networks, and for this reason Telkomsel intends to continue the activities covered by these agreements.

We also provide telecommunication services in the ordinary course of business to the Embassy of Iran in Jakarta, Indonesia. We recorded gross revenues of approximately Rp16.7 million from these services in 2025. The amount of our net profits earned under these services is not determinable, but it does not exceed our gross revenues from these services. As one of the primary providers of telecommunication services in Indonesia, we intend to continue providing such services, as we provide to the embassies of many other nations.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included elsewhere in this Form 20-F. These Consolidated Financial Statements were prepared in accordance with IFRS.

KAP Purwanto Susanti dan Surja (a member firm of Ernst & Young Global Limited) audited our Consolidated Financial Statements, prepared as of January 1, 2024, December 31, 2024, and December 31, 2025 and our Consolidated Statement of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2023, 2024, and 2025.

The Consolidated Financial Statements are stated in Indonesian Rupiah. The conversion of Indonesian Rupiah amounts into U.S. Dollars are included solely for the convenience of readers and have been made using the middle exchange rate for the Indonesian Rupiah (“Rp”) against the U.S. Dollar (“US$”) published by Reuters Refinitiv on December 31, 2025, which was Rp16,676 to US$1.00.

A.	Operating Results

Overview

We are the principal provider of local, domestic and international telecommunications services in Indonesia, as well as the leading provider of mobile cellular and fixed broadband services through our majority-owned subsidiary, Telkomsel. As of December 31, 2025, we had approximately 156.1 million mobile cellular subscribers and 10.3 million IndiHome B2C subscribers through Telkomsel. We also provide a wide range of other communication services, including telephone network, interconnection services, multimedia, data and internet communication-related services, satellite transponder leasing, leased line, intelligent network and related services, cable television and VoIP services. We also operate multimedia businesses such as content and applications. In addressing competitive dynamics, we focus on initiatives to strengthen value and monetization such as product simplification and pricing rationalization, while remaining mindful of customer affordability and macro conditions. We intend to continue to cope with market and industry challenges that may arise from time to time by leveraging our customer base, network quality, brand name and strategic execution capabilities.

Indonesia’s GDP grew by 5.11% in 2025, according to Government data. Meanwhile, inflation increased from 1.57% in 2024 to 2.92% in 2025, according to the Indonesian Central Bureau of Statistics.

See also “Item 11. Quantitative and Qualitative Disclosure about Market Risk — Foreign Exchange Rate Risk.”

Our revenue in 2025, compared with 2024, was primarily driven by growth in data, internet, and information technology service revenues, which accounted for approximately 60.2% of total revenues.

Our operating results in 2025 compared with 2024 reflected an increase in expenses. This increase was mainly driven by the increased depreciation and amortization, interconnection, and general and administrative expenses. See also “Item 5B. Liquidity and Capital Resources — Capital Expenditures” for more information on our capital expenditures.

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

Collections

We track our performance in terms of collections, which provides insight into our ability to manage trade receivables and accounts invoiced. We determine our allowance for expected credit losses based on a collective assessment of historical impairment rates and individual assessment of our customers’ credit history, adjusted for forward-looking factors specific to customers and the economic environment. We do not distinguish between related party and third-party receivables in assessing amounts past due. As of December 31, 2024 and 2025, the carrying amounts of trade receivables considered past due but not impaired amounted to Rp5,291 billion and Rp4,799 billion, respectively. Management believes receivables that are past due but not impaired, as well as those that are neither past due nor impaired, are from customers with good credit history and are expected to be recoverable.

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

Profit for the Year

Profit for the year is equal to operating profit minus finance costs, plus finance income, share of loss of long-term investment in associates, minus income tax, and impairment of long-term investments in associated companies.

Principal Factors Affecting our Financial Condition and Results of Operations

Shift from Legacy Voice and SMS Services to Data and Digital Services

Our results of operations are significantly influenced by the ongoing shift in consumer behavior from legacy cellular services, such as traditional voice calls and SMS, to data, internet, and other digital services. This shift is also reflected at the industry level, as the Indonesian telecommunications industry has continued its structural transition from legacy voice and SMS toward data-led services, supported by increasing digital engagement and the continued adoption of OTT applications. This industry transition has contributed to ongoing pressure on legacy revenue streams across operators, consistent with broader changes in consumer communication behavior. This trend is primarily driven by the increased affordability and adoption of smartphones in Indonesia and a growing, digitally-native customer base.

While this shift has driven significant growth in data traffic, it has also resulted in a continuing decline in revenues from our higher-margin legacy services and has placed pressure on our average revenue per user (“ARPU”). Our ARPU declined from approximately Rp47.5 thousand in 2023 to approximately Rp44.4 thousand in 2024, and was Rp43.0 thousand in 2025. This decline was primarily due to the contraction in legacy service usage, compounded by macroeconomic pressures that have impacted consumer purchasing power. The sustainability of our ARPU is subject to factors that include macroeconomic conditions and the competitive landscape, which are beyond our control. Despite the above-described decline in ARPU, in 2025 our ARPU improved in the second half of the year, from Rp41.3 thousand in the second quarter of 2025 to Rp45.0 thousand in the last quarter of 2025. This improvement primarily reflected pricing initiatives in the second half of the year and product simplification, including starter-pack price normalization and initiatives to increase monetization of our existing subscriber base, such as bundling, cross-selling and upselling.

In response to this trend, our strategy is to focus on growing our digital business revenues, which increased to 92.4% of Telkomsel’s mobile revenues in 2025 from 90.3% in 2024. We expect that revenue from mobile data and digital services will continue to increase and represent a larger portion of our consolidated revenues. Our initiatives include scaling our digital service capabilities, including Digital Lifestyle, Digital Advertising, and Digital Enterprise Solutions, and expanding our fixed broadband portfolio.

Growth of the IndiHome Fixed Broadband Business

The expansion of our IndiHome fixed broadband service continues to impact our revenue. The number of IndiHome B2C subscribers increased from 9.6 million in 2024 to 10.3 million in 2025. Following the integration of the IndiHome business into Telkomsel in July 2023, we have pursued growth in our fixed broadband customer base while increasingly focusing on customer quality, retention and profitability in light of intensifying competition in the fixed broadband market.

We believe opportunities exist for further revenue growth in fixed broadband services, considering the relatively low household penetration in Indonesia. The competitive environment, however, remains challenging with a significant number of local and foreign providers. Our strategy includes expanding our broadband infrastructure, encouraging customers to purchase speed upgrades and additional services such as bundled content, while leveraging Telkomsel’s mobile customer base for cross-selling and upselling opportunities following the integration of the IndiHome business into Telkomsel. We also launched EZnet in mid-2024 to target the mass-market segment with more accessible pricing. Our consolidated IndiHome consumer segment revenues decreased from Rp26,262 billion in 2024 to Rp26,119 billion in 2025.

Competition

The Indonesian telecommunications market is highly competitive. The convergence of technologies has lowered barriers to entry and introduced new competitors, including non-traditional providers of OTT services that compete directly with our legacy voice and SMS services. This competition has contributed to the decline in our legacy cellular telephone revenues, which decreased by 29.7% to Rp4,400 billion (US$264 million) in 2025 from Rp6,260 billion in 2024. We expect that revenue from legacy cellular services, and its contribution to our total consolidated revenues, will continue to decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business– The telecommunications industry is characterized by intense competition and rapid technological change, and our ability to compete effectively depends on significant capital investment, access to sufficient spectrum, and successful adaptation to new technologies and market entrants.”

Capital Expenditures and Related Expenses

The telecommunications industry requires significant and continuous investment to maintain and upgrade technology and infrastructure. Our financial condition and results of operations are affected by the capital expenditures we incur and the associated operation, maintenance, depreciation, and amortization expenses.

Our operation and maintenance expenses increased by 0.1% to Rp41,234 billion (US$2,473 million) in 2025 from Rp41,202 billion in 2024. We expect these expenses to remain relatively stable or increase moderately as we grow our subscriber base and traffic and continue to invest in our network infrastructure. We also expect that the integration of our IndiHome business will allow for further cost optimization and operational efficiencies.

Our depreciation and amortization expenses increased by 10.3% to Rp37,653 billion (US$2,258 million) in 2025 from Rp34,134 billion in 2024. This increase was primarily associated with capital expenditures for our network infrastructure. We anticipate that depreciation and amortization expenses may increase in the future as we continue to develop our network infrastructure to support both mobile and fixed broadband services.

Voluntary Change in Accounting Policy

In 2025, following a detailed review and evaluation of the accounting treatment of certain drop-cable assets, we determined that these assets should be identified as a distinct component within our telecommunications infrastructure assets. Drop-cable assets were previously included within the access network asset class without being identified as a separate component. From January 1, 2025, these assets have been classified as a separate component in our consolidated financial statements. Management assessed this change in accounting policy under IAS 8, in accordance with the guidance regarding a voluntary change in accounting policy. We concluded that this voluntary change in accounting policy results in our consolidated financial statements providing reliable and more relevant information about our telecommunications infrastructure assets as it reflects the drop cable assets' distinct nature as a last-mile, customer connection asset in a better way than our prior corresponding accounting policy. This change in accounting policy has been applied retrospectively, which is reflected in adjustments made to impacted line-items in the historical comparative information for the years 2023 and 2024 disclosed in our Consolidated Financial Statements. This voluntary change in accounting policy primarily resulted in a decrease in the carrying amount of property, plant and equipment, increased depreciation expense, and a decrease in profit before tax for the relevant periods, without impacting cash flows. For more information on this voluntary change in accounting policy, see "Item 5.C — Critical Accounting Policies, Estimates and Judgments — Change in Accounting Policy – Drop Cable Assets" below and Note 2y to our Consolidated Financial Statements.

Reclassification of IndiHome Revenues and Impact on Segment Reporting

Effective January 1, 2024, we reclassified the presentation of certain revenues related to our IndiHome business to more accurately reflect the operational and strategic differences between our B2B and B2C customers following the integration of our IndiHome business into Telkomsel. This reclassification impacts the comparability of line items within our reported segments between periods, but does not impact our total consolidated revenues or net income.

Prior to January 1, 2024, revenues from both enterprise (B2B) and consumer (B2C) IndiHome subscribers were aggregated under the line item “IndiHome revenues.” As of January 1, 2024, revenues from IndiHome B2B subscribers are reported within our Enterprise segment under “data, internet and information technology services, network revenues, and other services revenues.” Revenues from IndiHome B2C subscribers continue to be reported under “IndiHome revenues” within our Consumer segment. Our consolidated financial statements for the year ended December 31, 2023, which are presented for comparative purposes, have not been restated to reflect this change in presentation.

Accounting Treatment and Comparative Presentation in our Consolidated Financial Statements

From January 1, 2024, IndiHome B2B revenues were classified as “data, internet and information technology services, network revenues, and other services revenues” instead of “IndiHome revenues” within the Enterprise segment. In the Consumer segment, IndiHome revenues reflect only revenues generated from B2C subscribers.

Impact on our Consolidated Revenue and Segment Reporting

The above-described reclassification had no impact on our total consolidated revenues or net income.

The reclassification was implemented so that only IndiHome B2C revenues are classified under the “IndiHome revenues” line-item within the Consumer segment, while IndiHome B2B revenues are allocated to the relevant Enterprise segment’s line items.

For further information, see Notes 24 and 32 to our Consolidated Financial Statements.

Change in Operating Segment Reporting

In 2025, our management changed the basis for grouping the Group’s operating segments from a Customer Facing Unit (“CFU”) approach to a business pillar approach to align segment reporting with the manner in which the Chief Operating Decision Maker (“CODM”) reviews segment performance and allocates resources. Accordingly, prior year segment information has been restated to conform with the current year presentation. We identified five reportable segments without aggregation of operating segments, namely B2C, B2B Infra, B2B ICT, International, and Others. The B2C segment includes telecommunications services provided to individual and residential customers, including mobile and fixed broadband services; the B2B Infra segment includes the provision, management, and maintenance of telecommunications infrastructure such as towers, fiber optic networks, backbone infrastructure, data centers, and satellites; the B2B ICT segment includes system integration services, information technology services, and digital solutions for corporate and institutional customers; the International segment includes international connectivity and wholesale services for telecommunications operators and overseas customers; and the Others segment includes supporting business activities such as media and content services, business consulting and management services, trading and distribution, certain information technology services, as well as investment and other business development activities. The CODM evaluates the performance of each segment based on segment profit or loss, measured consistently with operating profit or loss in the consolidated financial statements, while segment revenues and expenses also include intersegment transactions that are eliminated upon consolidation and determined based on prevailing market prices on an arm’s length basis.

Telkom’s Consolidated Statements of Profit or Loss and Other Comprehensive Income

The following table sets out our Consolidated Statements of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2023, 2024, and 2025. In the following table, each revenue line-item is expressed as a percentage of total consolidated expenses for the year.

	2023*		2024*		2025
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
REVENUES
Telephone revenues
Cellular	8,194	5.5	6,260	4.2	4,400	3.0	264
Fixed line	899	0.6	479	0.3	572	0.4	34
Short Messaging Service (“SMS”)	3,380	2.3	3,805	2.5	3,163	2.2	190
Total telephone revenues	12,473	8.4	10,544	7.0	8,135	5.5	488
Interconnection revenues	9,067	6.1	9,187	6.1	8,972	6.1	538
Data, internet, and information technology service revenues

	2023*		2024*		2025
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Cellular data and internet	73,187	49.0	72,639	48.4	71,289	48.6	4,275
Internet, data communication, and information technology services	10,899	7.3	14,104	9.4	14,217	9.7	853
Others	3,354	2.2	3,790	2.5	4,538	3.1	272
Total data, internet, and information technology service revenues	87,440	58.6	90,533	60.4	90,044	61.4	5,399
Network revenues	2,482	1.7	3,179	2.1	3,645	2.5	219
IndiHome revenues	28,785	19.3	26,262	17.5	26,119	17.8	1,566
Other services
E-payment	496	0.3	1,300	0.9	1,684	1.1	101
Call center service	1,264	0.8	1,255	0.8	1,154	0.8	69
Manage service and terminal	920	0.6	1,045	0.7	1,226	0.8	74
E-health	761	0.5	767	0.5	—	—	—
Others	2,742	1.8	2,866	1.9	2,888	2.0	173
Total other services	6,183	4.1	7,233	4.8	6,952	4.7	417
Total revenues from contract with customer	146,430	98.1	146,938	98.0	143,867	98.0	8,437
Revenues from lessor transactions	2,786	1.9	3,029	2.0	2,875	2.0	172
Total revenues	149,216	100.0	149,967	100.0	146,742	100.0	8,799
EXPENSES
Operation, maintenance, and telecommunications service expenses
Operation and maintenance	23,057	21.7	24,365	22.5	23,478	20.8	1,408
Radio frequency usage charges	7,412	7.0	7,687	7.1	7,746	6.9	464
Leased lines and CPE	3,462	3.3	3,422	3.2	4,474	4.0	268
Concession fees and USO charges	2,836	2.7	2,933	2.7	2,885	2.6	173
Electricity, gas, and water	877	0.8	1,097	1.0	1,051	0.9	63
Cost of SIM cards, vouchers, and sales of peripherals	797	0.7	584	0.5	532	0.5	32
Project Management	489	0.5	427	0.4	445	0.4	27
Insurance	269	0.3	308	0.3	335	0.3	20
Vehicles rental and supporting facilities	308	0.3	271	0.2	164	0.1	10
Others	211	0.2	108	0.1	124	0.1	7
Total operation, maintenance, and telecommunications service expenses	39,718	37.3	41,202	37.9	41,234	36.5	2,473
Depreciation and amortization	34,265	32.2	34,134	31.5	37,653	33.4	2,258
Personnel expenses
Salaries and related benefits	9,674	9.1	9,457	8.7	9,411	8.4	564
Vacation pay, incentives, and other benefits	4,159	3.9	4,214	3.9	3,784	3.4	227
Periodic pension benefit cost	1,319	1.2	1,157	1.1	1,363	1.2	82
Early Retirement Program	—	—	1,186	1.1	937	0.8	56
LSA expense	289	0.3	226	0.2	284	0.3	17
Net periodic post-employment health care benefit cost	205	0.2	282	0.3	281	0.2	17
Obligation under the Labor Law	217	0.2	232	0.2	192	0.2	12
Other post-employment benefit cost	22	0.0	20	0.0	17	0.0	1
Long service employee benefit cost	1	0.0	—	—	1	0.0	0
Others	41	0.0	33	0.0	92	0.1	6

	2023*		2024*		2025
	(Rp billion)%		(Rp billion)%		(Rp billion)%		(US$ million)
Total personnel expenses	15,927	15.0	16,807	15.5	16,362	14.5	981
Marketing expenses	3,530	3.3	3,824	3.5	3,287	2.9	197
General and administrative expenses
General expenses	2,446	2.3	2,448	2.3	2,241	2.0	134
Allowance for expected credit losses trade receivables	513	0.5	904	0.8	1,465	1.3	88
Professional fees	996	0.9	855	0.8	824	0.7	49
Training, education, and recruitment	461	0.4	453	0.4	358	0.3	21
Travelling	443	0.4	421	0.4	343	0.3	21
Meeting	334	0.3	390	0.4	307	0.3	18
Social contribution	232	0.2	233	0.2	301	0.3	18
Collection expenses	195	0.2	194	0.2	291	0.3	17
Others	479	0.5	327	0.3	471	0.4	28
Total general and administrative expenses	6,099	5.7	6,225	5.7	6,601	5.9	396
Interconnection expenses	6,363	6.0	6,880	6.3	7,018	6.2	421
Unrealized gain (loss) on changes in fair value of investments	(748)	(0.7)	188	0.2	(242)	(0.2)	(15)
Gain (loss) on foreign exchange - net	(36)	(0.0)	136	0.1	180	0.2	11
Other income (expense) - net	259	0.2	252	0.2	(468)	(0.4)	(28)
Total expenses	106,426	100.0	108,496	100.0	112,685	100.0	6,758
Operating profit	42,789		41,471		34,057		2,041
Finance income	1,061		1,367		1,661		100
Finance costs	(4,692)		(5,221)		(5,208)		(312)
Share of profit (loss) of long-term investment in associates	1		3		(1)		(0)
Profit before income tax	39,159		37,620		30,509		1,829
Income tax expense	(8,465)		(8,141)		(6,541)		(391)
Profit for the year	30,694		29,479		23,968		1,438
Other comprehensive income (loss) - net	(1,454)		895		126		8
Total comprehensive income for the year	29,240		30,374		24,094		1,446
Profit for the year attributable to owners of the parent company	23,053		22,365		17,486		1,049
Total comprehensive income for the year attributable to owners of the parent company	21,575		23,150		17,626		1,057
Basic earnings per share (in full amount)
Profit per share	232.71		225.77		176.52		0.01
Profit per ADS (100 Series B Shares per ADS)	23,271.23		22,576.72		17,651.75		1.06

Note:

*) As retrospectively revised for the voluntary change in accounting policy as set out in Note 2y.iii in our Consolidated Financial Statements.

Financial Overview

Year ended December 31, 2025, compared to year ended December 31, 2024

Revenues

Total revenues decreased by Rp3,225 billion or 2.2%, from Rp149,967 billion in 2024 to Rp146,742 billion (US$8,799 million) in 2025. This decrease was primarily due to decreases in data, internet, and information technology service revenues, and cellular telephone revenues, partially offset by increases in other services revenues and network revenues.

a.        Cellular Telephone Revenues

Cellular telephone revenues represented 3.0% of our consolidated revenues in 2025. Cellular telephone revenues decreased by Rp1,860 billion, or 29.7%, from Rp6,260 billion in 2024 to Rp4,400 billion (US$264 million) in 2025. This decrease was primarily due to decreases across several key mobile service components, including local usage revenue from Telkomsel cellular services, committed cellular revenue (i.e., revenue derived from cellular customers who used less credit than the amount included in the package they paid for or otherwise in their applicable contractual agreement or who paid amounts exceeding the amounts corresponding to their actual usage), long-distance cellular usage revenue, basic postpaid initialization charges, basic postpaid subscription (abonnement) fees, and revenue from unused cellular voucher refills. The contraction in these revenue streams reflected reduced customer usage, lower subscription growth, and diminished prepaid activity.

The change in cellular telephone revenues reflected both the continued decline in traditional voice volumes, as subscribers increasingly shifted to OTT solutions, and, to a lesser extent, changes in customer pricing for relevant services.

b.        Fixed Line Telephone Revenues

Fixed-line telephone revenues increased by Rp93 billion, or 19.4%, from Rp479 billion in 2024 to Rp572 billion (US$34 million) in 2025. The increase in fixed-line telephone revenues was primarily due to growth across several key fixed-line IndiHome components, including abonnement (subscription) revenue from fixed telephone services, higher local call usage revenue from IndiHome fixed lines, and greater long-distance call usage revenue from IndiHome fixed telephone customers.

c.        SMS Revenues

SMS revenues decreased by Rp642 billion, or 16.9%, from Rp3,805 billion in 2024 to Rp3,163 billion (US$190 million) in 2025. The decrease in SMS revenues was primarily due to declining revenues from domestic messaging services that reflected a change in consumers' behavior who are increasingly using internet applications to send text and other contents.

d.           Interconnection Revenues

Interconnection revenues comprise interconnection revenues from our fixed-line network and interconnection revenues from Telkomsel’s mobile cellular network, including incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues decreased by Rp215 billion, or 2.3%, from Rp9,187 billion in 2024 to Rp8,972 billion (US$538 million) in 2025, primarily due to a decrease in SMS hubbing service revenue between other licensed operators for the provision of certain SMS services originating from international customers. This reduction reflected lower international messaging traffic and decreased demand for cross-border SMS services.

e.           Data, Internet, and Information Technology Service Revenues

Our data, internet, and information technology service revenues accounted for 61.4% of our consolidated revenues in 2025, compared to 60.4% in 2024. Data, internet, and information technology service revenues decreased by Rp489 billion or 0.5%, from Rp90,533 billion in 2024 to Rp90,044 billion (US$5,399 million) in 2025. This decrease was primarily due to:

●	A decrease in cellular data and internet by Rp1,350 billion, or 1.9%, from Rp72,639 billion in 2024 to Rp71,289 billion (US$4,275 million) in 2025. This decrease was primarily due to declining mobile data usage reflecting a challenging market conditions, including increased competition and declining consumers' purchasing power.

This decrease was partially offset by:

●	An increase in other revenues by Rp748 billion, or 19.7%, from Rp3,790 billion in 2024 to Rp4,538 billion (US$272 million) in 2025. This increase was primarily driven by the revenue growth of online game, colocation IDC (Internet Data Center), and Application Service Provider (ASP) service; and
●	An increase in internet, data communication, and information technology services by Rp113 billion, or 0.8%, from Rp14,104 billion in 2024 to Rp14,217 billion (US$853 million) in 2025, primarily driven by the revenue growth of HSI, Wi-Fi, internet, managed service from the B2B ICT segment, and IP transit from B2B Infra segment.

f.      Network Revenues

Network revenues increased by Rp466 billion, or 14.7%, from Rp3,179 billion in 2024 to Rp3,645 billion (US$219 million) in 2025. This growth was primarily driven by increased revenues from C-Band standard abonnement, VSAT (Very Small Aperture Terminal) abonnement, and IPLC services.

g.      IndiHome Revenues

IndiHome revenues decreased by Rp143 billion, or 0.5%, from Rp26,262 billion in 2024 to Rp26,119 billion (US$1,566 million) in 2025. This decrease was primarily due to a decrease in smart device sales to IndiHome customers  as well as reduced revenue from IndiHome in line with a decrease in IndiHome ARPU, which was primarily driven by a shift in consumption patterns from triple-play (3P) services to single-play (1P) offerings.

h.      Other Services Revenues

In 2025, revenues from other services decreased by Rp281 billion, or 3.9%, from Rp7,233 billion in 2024 to Rp6,952 billion (US$417 million) in 2025. This decrease was primarily driven by:

●	A decrease in call center revenues by Rp101 billion, or 8.0%, from Rp1,255 billion in 2024 to Rp1,154 billion (US$69 million) in 2025. This decrease primarily reflected the decrease in revenue in customer relationship management service, corporate shared service, and business process outsourcing; and
●	A decrease in E-health revenues by Rp767 or 100.0%, from Rp767 billion in 2024 to Rp0 billion in 2025. This decrease was due to Telkom’s divestment of its subsidiary PT Administrasi Medika (AdMedika), including its subsidiary TelkoMedika, to Fullerton Health Group. As a result of this transaction, revenue contributions from the E-health business were no longer consolidated, leading to a significant year-on-year decrease in E-health revenue.

These decreases were partially offset by:

●	An increase in E-payment revenues by Rp384 billion, or 29.5%, from Rp1,300 billion in 2024 to Rp1,684 billion (US$101 million) in 2025, primarily due to an increase in online and payment solution revenues;
●	An increase in manage service and terminal revenues by Rp181 billion, or 17.3%, from Rp1,045 billion in 2024 to Rp1,226 billion (US$74 million) in 2025, primarily due to an increase in sales of other managed devices, provision of devices to customers that are not related to telecommunications services; and
●	An increase in others revenues by Rp22 billion, or 0.8%, from Rp2,866 billion in 2024 to Rp2,888 billion (US$173 million) in 2025, primarily due to an increase of revenues from telecommunication solution services, digital ecosystem logistics, and digitalization solutions in the enterprise and wholesale segments.

i.      Revenues from Lessor Transactions

Revenues from lessor transactions decreased by Rp154 billion, or 5.1%, from Rp3,029 billion in 2024 to Rp2,875 billion (US$172 million) in 2025. This decrease was primarily due to lower rental revenues from telecommunication towers, reflecting a decrease in the number of tenants.

Expenses

Total expenses increased by Rp4,189 billion, or 3.9%, from Rp108,496 billion in 2024 to Rp112,685 billion (US$6,758 million) in 2025. This increase was primarily due to higher depreciation and amortization expenses, general and administrative expenses, and interconnection expenses.

a.      Operation, Maintenance, and Telecommunications Service Expenses

Operation, maintenance, and telecommunications service expenses increased by Rp32 billion, or 0.1%, from Rp41,202 billion in 2024 to Rp41,234 billion (US$2,473 million) in 2025.

The increase was mainly driven by:

●	An increase in leased lines and CPE expenses of Rp1,052 billion, or 30.7%, from Rp3,422 billion in 2024 to Rp4,474 billion (US$268 million) in 2025, mainly driven by higher retail CPE and media hub costs;
●	An increase in radio frequency usage charges of Rp59 billion, or 0.8%, from Rp7,687 billion in 2024 to Rp7,746 billion (US$464 million) in 2025, primarily due to higher prepaid frequency rights expenses;
●	An increase in insurance expenses of Rp27 billion, or 8.8%, from Rp308 billion in 2024 to Rp335 billion (US$20 million) in 2025, due to expanded insurance coverage for property, equipment, satellites, and building leases, as well as additional insurance coverage for property and equipment excluding land. The increase primarily reflected our decision to take on more insurance coverage, particularly for fixed assets;
●	An increase in project management expenses by Rp18 billion, or 4.2%, from Rp427 billion in 2024 to Rp445 billion (US$27 million) in 2025, reflecting a higher number of new projects starting in 2025; and
●	An increase in other expenses by Rp16 billion, or 14.8%, from Rp108 billion in 2024 to Rp124 billion (US$8 million) in 2025, due to higher call center service costs charged by Telkom’s subsidiary, PT Infomedia Nusantara.

The overall increase was partially offset by:

●	A decrease in operation and maintenance expenses of Rp887 billion, or 3.6%, from Rp24,365 billion in 2024 to Rp23,478 billion (US$1,408 million) in 2025, mainly due to a decrease in direct cost billing payment aggregator, value added service partnership arrangements, interconnection service fees for switching activities, and accrued direct costs for services;
●	A decrease in vehicle rental and supporting facilities expenses of Rp107 billion, or 39.5%, from Rp271 billion in 2024 to Rp164 billion (US$10 million) in 2025, due to the implementation of efficiency measures;
●	A decrease in expenses for SIM cards, vouchers, and peripheral sales of Rp52 billion, or 8.9%, from Rp584 billion in 2024 to Rp532 billion (US$32 million) in 2025, reflecting reduced inventory value and lower printing costs;
●	A decrease in concession fees and USO charges of Rp48 billion, or 1.6%, from Rp2,933 billion in 2024 to Rp2,885 billion (US$173 million) in 2025, reflecting lower contributions for USO development pursuant to regulatory requirements; and
●	A decrease in electricity, gas, and water expenses of Rp46 billion, or 4.2%, from Rp1,097 billion in 2024 to Rp1,051 billion (US$63 million) in 2025, driven by lower costs for electricity, gas, and water, primarily as a result of our cost efficiency program.

b.      Depreciation and Amortization

Depreciation and amortization increased by Rp3,519 billion, or 10.3%, from Rp34,134 billion in 2024 to Rp37,653 billion (US$2,258 million) in 2025. This was primarily due to the increase in depreciation expense for cable network, transmission, power supply, leased assets, and mechanical engineering. This reflected higher acquisition and additions of property, equipment, and right-of-use assets subject to depreciation and amortization in 2025. The increase also reflected the impact of the change in accounting policy for drop cable assets described in "Item 5.C — Change in Accounting Policy — Drop Cable Assets" below. The total increase in depreciation and amortization included an incremental impact from the change in accounting policy for drop cable assets, which was applied retrospectively and resulted in Rp1,696 billion and Rp1,538 billion of additional depreciation in 2023 and 2024, respectively– See Note 2y to our Consolidated Financial Statements and "– Principal Factors Affecting our Financial Condition and Results of Operations – Voluntary Change in Accounting Policy" above for further details on this voluntary change in accounting policy.

c.      Personnel Expenses

Personnel expenses decreased by Rp445 billion, or 2.6%, from Rp16,807 billion in 2024 to Rp16,362 billion (US$981 million) in 2025. This decrease was primarily due to: a decrease in vacation pay, incentives and other employee benefits by Rp430 billion, or 10.2%, from Rp4,214 billion in 2024 to Rp3,784 billion (US$227 million) in 2025, primarily as a result of lower performance-related compensation; and a decrease in early retirement program expenses of Rp249 billion, or 21.0%, from Rp1,186 billion in 2024 to Rp937 billion (US$56 million) in 2025, reflecting the higher volume of early retirements in 2024 compared to 2025. These decreases were partially offset by an increase in pension and other post-employment benefits of Rp163 billion, or 8.8%, from Rp1,691 billion in 2024 to Rp1,854 billion (US$111 million) in 2025, primarily due to an increase in periodic pension benefit cost by Rp206 billion, or 17.8%, from Rp1,157 billion in 2024 to Rp1,363 billion (US$82 million) in 2025; an increase in long service award expenses of Rp58 billion, or 25.7%, from Rp226 billion in 2024 to Rp284 billion (US$17 million) in 2025, primarily due to an increase in the provision for actuarial valuation; and an increase in other personnel expenses of Rp59 billion, or 178.8%, from Rp33 billion in 2024 to Rp92 billion (US$6 million) in 2025.

d.      Marketing Expenses

Marketing expenses decreased by Rp537 billion, or 14.0%, from Rp3,824 billion in 2024 to Rp3,287 billion (US$197 million) in 2025, primarily due to lower costs for sales force activities, sales fees, exhibitions, and advertising.

e.      General and Administrative Expenses

General and administrative expenses increased by Rp376 billion, or 6.0%, from Rp6,225 billion in 2024 to Rp6,601 billion (US$396 million) in 2025, primarily due to the increase in allowance for expected credit losses on trade receivables expenses of Rp561 billion, or 62.1%. The Group determines its allowance for expected credit losses based on a collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific to customers and the economic environment. The Group does not distinguish between related party and third-party receivables in assessing amounts past due. As of December 31, 2024 and 2025, the carrying amounts of trade receivables considered past due but not impaired amounted to Rp5,291 billion and Rp4,799 billion, respectively. Management believes receivables that are past due but not impaired, as well as those that are neither past due nor impaired, are from customers with good credit history and are expected to be recoverable. In addition, the increase in general and administrative expenses was also due to the increase in collection expenses of Rp97 billion, or 50.0%, and an increase in social contribution of Rp68 billion, or 29.2%. These increases were partially offset by a decrease in general expenses of Rp207 billion, or 8.5%.

f.      Interconnection Expenses

Interconnection expenses increased by Rp138 billion, or 2.0%, from Rp6,880 billion in 2024 to Rp7,018 billion (US$421 million) in 2025. This increase primarily reflected reduced international traffic, which negatively impacted revenue generated by international SMS hubbing, international toll free service, A2P SMS services, certain retail interconnections and overseas mobile network.

g. Unrealized Gain (Loss) on Changes in Fair Value of Investments

We reported an unrealized loss on changes in fair value of investments of Rp242 billion (US$15 million) in 2025, compared to a gain of Rp188 billion in 2024. This loss was primarily due to changes in the fair value of our investments, including our investments in MDI and GoTo.

h.      Gain (Loss) on Foreign Exchange - net

We recorded a net foreign exchange gain of Rp180 billion (US$11 million) in 2025, compared to a net gain of Rp136 billion in 2024. This gain resulted from an increase in the valuation of financial assets denominated in U.S. dollars and net financial exposure denominated in foreign currencies.

i.      Other Income (Expense) - net

Other income (expense) decreased by Rp720 billion, from a net income of Rp252 billion in 2024 to a net expense of Rp468 billion (US$28 million) in 2025. This decrease was primarily due to unrealized loss from changes in FVTPL of investment and decreased commitment fees.

Operating Profit and Operating Profit Margin

As a result of the foregoing, our operating profit decreased by Rp7,414 billion, or 17.9%, from Rp41,471 billion in 2024 to Rp34,057 billion (US$2,041 million) in 2025. Our operating profit margin decreased from 27.7% in 2024 to 23.2% in 2025.

Finance Income

Finance income increased by Rp294 billion, or 21.5%, from Rp1,367 billion in 2024 to Rp1,661 billion (US$100 million) in 2025, primarily due to higher interest rates, which were partially offset by lower cash deposits.

Finance Costs

Finance costs decreased by Rp13 billion, or 0.2%, from Rp5,221 billion in 2024 to Rp5,208 billion (US$312 million) in 2025, primarily as a result of a decrease in interest expenses for lease liabilities that reflected a decrease in the average balance of such lease liabilities.

Profit before Income Tax and Pre-tax Profit Margin

As a result of the foregoing, our profit before income tax decreased by Rp7,111 billion, or 18.9%, from Rp37,620 billion in 2024 to Rp30,509 billion (US$1,829 million) in 2025. Our pre-tax profit margin was 25.1% for 2024 and 20.8% for 2025.

Income Tax (Expense) Benefit

Our income tax expense decreased by Rp1,600 billion, or 19.7%, from Rp8,141 billion in 2024 to Rp6,541 billion (US$391 million) in 2025. This decrease was mainly attributable to a reduction in the current portion of income tax at both our Company and our subsidiary levels, rather than a decrease in applicable tax rates. The current tax expense for 2025 was Rp7,605 billion, compared to Rp7,635 billion in 2024.

Other Comprehensive Income (Losses)

We recorded other comprehensive income of Rp126 billion (US$8 million) in 2025 compared to other comprehensive income of Rp895 billion for 2024, primarily due to gains on foreign currency translation that increased by Rp102 billion and an actuarial gain of Rp635 billion recognized in 2024, compared to an actuarial loss of Rp236 billion recognized in 2025, relating to decline in the discount rate applied to certain post-employment benefit programs, which resulted in a higher present value of post-employment benefit obligations.

The increase in these liabilities was recognized as an actuarial loss, contributing to the overall rise in expenses on a year-on-year basis.

Total Comprehensive Income for the Year

As a result of the foregoing, our total comprehensive income for the year decreased by Rp6,280 billion, or 20.7%, from Rp30,374 billion in 2024 to Rp24,094 billion (US$1,446 million) in 2025.

Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company decreased by Rp4,879 billion, or 21.8%, from Rp22,365 billion in 2024 to Rp17,486 billion (US$1,049 million) in 2025.

Total Comprehensive Income for the Year Attributable to Owners of the Parent Company

Total comprehensive income for the year attributable to owners of the parent company decreased by Rp5,524 billion, or 23.9%, from Rp23,150 billion in 2024 to Rp17,626 billion (US$1,057 million) in 2025.

Profit per Share

Our profit per share decreased by Rp49.25, or 21.8%, from Rp225.77 in 2024 to Rp176.52 in 2025.

Year ended December 31, 2024, compared to year ended December 31, 2023

Revenues

Total revenues increased by Rp751 billion, or 0.5%, from Rp149,216 billion in 2023 to Rp149,967 billion in 2024. This increase was primarily due to an increase in data, internet and information technology service revenues, interconnection revenues, other services, revenues from lessor transaction, and network revenues, but was partially offset by a decrease in cellular telephone revenues and fixed-line revenues.

a.    Cellular Telephone Revenues

Cellular telephone revenues represented 4.2% of our consolidated revenues in 2024. Cellular telephone revenues decreased by Rp1,934 billion, or 23.6%, from Rp8,194 billion in 2023 to Rp6,260 billion in 2024. This decrease was primarily due to the decline in usage of voice services, as customers increasingly opted for non-traditional telecommunications services such as OTT services as alternatives to voice services. Moreover, revenues from MVNO services, abonnement basic postpaid, i.e., monthly billings to customers for their use of Telkomsel Halo postpaid services), and from cellular voucher refills unused, which consist of income earned from customers who purchase cellular refill vouchers but do not use the credit before the expiration of the voucher’s valid usage period, also decreased.

The change in cellular telephone revenues reflected both the continued decline in traditional voice volumes, as subscribers increasingly shifted to OTT solutions, and, to a lesser extent, changes in customer pricing for relevant services.

b.    Fixed Line Telephone Revenues

Fixed-line telephone revenues decreased by Rp420 billion, or 46.7%, from Rp899 billion in 2023 to Rp479 billion in 2024. The decrease in fixed-line telephone revenues was primarily due to the declining subscription of fixed-line telephones, reflecting a shift in customer preferences toward mobile devices.

c.        SMS Revenues

SMS revenues increased by Rp425 billion, or 12.6%, from Rp3,380 billion in 2023 to Rp3,805 billion in 2024, primarily due to the increase in domestic and international SMS revenues. Additionally, revenue from broadcasting also contributed to SMS revenue.

d.      Interconnection Revenues

Interconnection revenues comprise interconnection revenues from our fixed-line network and interconnection revenues from Telkomsel's mobile cellular network, including incoming international long-distance revenues from our IDD service (TIC-007).

Interconnection revenues increased by Rp120 billion, or 1.3%, from Rp9,067 billion in 2023 to Rp9,187 billion in 2024, primarily due to an increase in traffic between countries in hubbing voice, international interconnection, international SMS hubbing, and Application to Person (A2P) SMS revenues.

e.      Data, Internet and Information Technology Service Revenues

Our data, internet, and information technology service revenues accounted for 60.4% of our consolidated revenues in 2024, compared to 58.6% in 2023. Data, internet, and information technology service revenues increased by Rp3,093 billion, or 3.5%, from Rp87,440 billion in 2023 to Rp90,533 billion in 2024.

This increase was primarily due to:

●	An increase in internet, data communication, and information technology services by Rp3,205 billion, or 29.4%, from Rp10,899 billion in 2023 to Rp14,104 billion in 2024, primarily driven by the revenue growth of HSI, Wi-Fi, internet, managed service from the Enterprise segment and IP transit from WIB segment; and
●	An increase in other revenues by Rp436 billion, or 13.0%, from Rp3,354 billion in 2023 to Rp3,790 billion in 2024, primarily driven by the revenue growth of online game, e-commerce, and Infrastructure as a Service (IaaS).

These increases were partially offset by a Rp548 billion, or 0.7%, decrease in cellular data and internet revenues, from Rp73,187 billion in 2023 to Rp72,639 billion in 2024. This decrease was primarily due to declining mobile data usage.

f.      Network Revenues

Network revenues increased by Rp697 billion, or 28.1%, from Rp2,482 billion in 2023 to Rp3,179 billion in 2024. This growth was primarily driven by increased revenues from leased line services, transponder satellite services, new revenue generated by a partnership between Telkomsat and Starlink that commenced in May 2024, C-Band abonnement standard, and IPLC services.

g.      IndiHome Revenues

IndiHome revenues decreased by Rp2,523 billion, or 8.8%, from Rp28,785 billion in 2023 to Rp26,262 billion in 2024. This decrease was primarily due to the reclassification of IndiHome Enterprise (B2B) revenues to the Data, Internet, and IT Services segment within the Enterprise division starting from January 2024.

h.      Other Services Revenues

In 2024, revenues from other services increased by Rp1,050 billion, or 17.0%, from Rp6,183 billion in 2023 to Rp7,233 billion in 2024. This increase was primarily driven by:

●	An increase in E-payment revenues by Rp804 billion, or 162.1%, from Rp496 billion in 2023 to Rp1,300 billion in 2024 primarily due to an increase in sales of enterprise billing payment aggregator services, payment applications, and online payment solutions. The sales volume growth reflected increased demand for E-payment services driven by improving macroeconomic factors and enterprise customers seeking efficiencies;
●	An increase in manage service and terminal revenues by Rp125 billion, or 13.6%, from Rp920 billion in 2023 to Rp1,045 billion in 2024 primarily due to an increase in sales of managed devices, network terminating equipment, and CPE; and
●	An increase in others revenues by Rp124 billion, or 4.5%, from Rp2,742 billion in 2023 to Rp2,866 billion in 2024, driven by increased demand for frequency utilization, technical assistance services, building management services, device maintenance services, and digitalization solutions in the Enterprise and Wholesale segments.

These increases were partially offset by a decrease in call center revenues by Rp9 billion, or 0.7%, from Rp1,264 billion in 2023 to Rp1,255 billion in 2024. This was primarily due to decreased sales of telecommunication services, corporate shared services, and supporting facilities services.

i.      Revenues from Lessor Transactions

Revenues from lessor transactions increased by Rp243 billion, or 8.7%, from Rp2,786 billion in 2023 to Rp3,029 billion in 2024. This increase was primarily due to higher rental revenues from telecommunication towers, reflecting an increase in the number of tenants.

Expenses

Total expenses increased by Rp2,070 billion, or 1.9%, from Rp106,426 billion in 2023 to Rp108,496 billion in 2024. This increase was primarily due to higher operations, maintenance, and telecommunication service expenses, personnel expenses, and interconnection expenses.

a.      Operation, Maintenance, and Telecommunications Service Expenses

Operation, maintenance, and telecommunications service expenses increased by Rp1,484 billion, or 3.7%, from Rp39,718 billion in 2023 to Rp41,202 billion in 2024.

The increase was mainly driven by:

●	An increase in operation and maintenance expenses of Rp1,308 billion, or 5.7%, from Rp23,057 billion in 2023 to Rp24,365 billion in 2024, mainly due to higher direct costs for digital provider services, billing payment aggregators, and value-added services;
●	An increase in radio frequency usage charges of Rp275 billion, or 3.7%, from Rp7,412 billion in 2023 to Rp7,687 billion in 2024, primarily due to higher prepaid frequency rights expenses;
●	An increase in electricity, gas, and water expenses, which increased by Rp220 billion, or 25.1%, from Rp877 billion in 2023 to Rp1,097 billion in 2024, due to rising direct costs of these utilities used by our subsidiaries;
●	An increase in concession fees and USO charges of Rp97 billion, or 3.4%, from Rp2,836 billion in 2023 to Rp2,933 billion in 2024, reflecting higher contributions for USO development pursuant to regulatory requirements; and
●	An increase in insurance expenses of Rp39 billion, or 14.5%, from Rp269 billion in 2023 to Rp308 billion in 2024, was partially due to expanded insurance coverage for property, equipment, satellites, and building leases, as well as additional insurance for property and equipment excluding land. The increase primarily reflected our decision to take on more insurance coverage, particularly for fixed assets, in line with the increase in the value of fixed assets during the period.

The overall increase was partially offset by:

●	Decreased expenses for SIM cards, vouchers, and peripheral sales, which decreased by Rp213 billion, or 26.7%, from Rp797 billion in 2023 to Rp584 billion in 2024, reflecting reduced inventory value and lower printing costs;

●	A decrease in other expenses by Rp103 billion, or 48.8%, from Rp211 billion in 2023 to Rp108 billion in 2024, due to a lower allowance for non-trade receivables;
●	A decrease in project management expenses by Rp62 billion, or 12.7%, from Rp489 billion in 2023 to Rp427 billion in 2024, reflecting fewer new projects starting in 2024;
●	A decrease in leased lines and CPE expenses, which decreased by Rp40 billion, or 1.2%, from Rp3,462 billion in 2023 to Rp3,422 billion in 2024, driven by lower retail CPE and media hub costs; and
●	A decrease in vehicle rental and supporting facilities expenses of Rp37 billion, or 12.0%, from Rp308 billion in 2023 to Rp271 billion in 2024, due to the implementation of efficiency measures.

b.      Depreciation and Amortization Expenses

Depreciation and amortization expenses decreased slightly by Rp131 billion, or 0.4%, from Rp34,265 billion in 2023 to Rp34,134 billion in 2024. This was primarily due to the decrease of property and equipment subject to depreciation and amortization in 2024.

c.      Personnel Expenses

Personnel expenses increased by Rp880 billion, or 5.5%, from Rp15,927 billion in 2023 to Rp16,807 billion in 2024. This increase was primarily due to:

●	Early Retirement Planning ("ERP") program in 2024 increased by Rp1,186 billion, or 100.0%, from nil in 2023, as a result of Telkom’s ERP program during second quarter of 2024. This program was aimed at rejuvenating Telkom Group's talent with youth by making the organization leaner, more efficient, and more productive; and
●	An increase in vacation pay, incentives and other benefits to our employees by Rp55 billion, or 1.3%, from Rp4,159 billion in 2023 to Rp4,214 billion in 2024, primarily as a result of an increase in performance-related compensation.

The above two increases in our personnel expenses were partially offset by:

●	A decrease in long service awards expenses by Rp63 billion, or 21.8%, from Rp289 billion in 2023 to Rp226 billion in 2024, primarily due to a decrease on provision of actuarial valuation for this program;
●	A decrease in salaries and related benefits by Rp217 billion, or 2.2%, from Rp9,674 billion in 2023 to Rp9,457 billion in 2024, primarily due to a decrease on total employees;
●	A decrease in pension and other post-employment benefits by Rp73 billion, or 76.9%, from Rp1,764 billion in 2023 to Rp1,691 billion in 2024. This decrease was primarily due to a decrease in periodic pension benefit cost by Rp162 billion, or 12.3%, a decrease in other post-employment benefit cost by Rp2 billion, or 9.1%, and a decrease in long service employee benefit cost by Rp1 billion. These decreases were partially offset by an increase in net periodic post-employment health care benefit cost by Rp77 billion, or 37.36%, and an increase in obligation under the labor law by Rp15 billion, or 6.9%; and
●	A decrease in others personnel expense by Rp8 billion, or 19.5%, from Rp41 billion in 2023 to Rp33 billion in 2024.

d.      Marketing Expenses

Marketing expenses increased by Rp294 billion, or 8.3%, from Rp3,530 billion in 2023 to Rp3,824 billion in 2024, primarily due to higher costs for sales force activities, sales fees, exhibitions, and advertising tied to the implementation of the Five Bold Moves strategy.

e.      General and Administrative Expenses

General and administrative expenses increased by Rp126 billion, or 2.1%, from Rp6,099 billion in 2023 to Rp6,225 billion in 2024, primarily due to the increase in allowance for expected credit losses on trade receivables expenses of Rp391 billion, or 76.2%. The Group determines its allowance for expected credit losses based on a collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific to customers and the economic environment. The Group does not distinguish between related party and third party receivables in assessing amounts past due. As of December 31, 2023 and 2024, the carrying amounts of trade receivables considered past due but not impaired amounted to Rp4,033 billion and Rp5,291 billion, respectively. Management believes receivables that are past due but not impaired, as well as those that are neither past due nor impaired, are from customers with good credit history and are expected to be recoverable.

In addition, the increase in general and administrative expenses was also due to the increase in general expenses of Rp2 billion, or 0.1%, meeting expenses of Rp56 billion, or 16.8%, and social contribution of Rp1 billion, or 0.4%. This increase in our general and administrative expenses was partially offset by a decrease in professional fees of Rp141 billion, or 14.2%, travelling cost of Rp22 billion, or 5.0%, training, education, and recruitment expenses of Rp8 billion, or 1.7%, collection expenses of Rp1 billion, or 0.5%, and others, including outsourcing expenses and bank administration charges, of Rp152 billion, or 31.7%.

f.      Interconnection Expenses

Interconnection expenses increased by Rp517 billion, or 8.1%, from Rp6,363 billion in 2023 to Rp6,880 billion in 2024. This increase reflected a focus on growing interconnection revenues (through partnerships, bundling and cross-selling services, maintenance and technology upgrades and marketing), which was generally in line with the increase in our interconnection revenues, as well as higher expenses for voice hubbing and cellular interconnection.

g. Unrealized Loss on Changes in Fair Value of Investments

We reported an unrealized gain on changes in fair value of investments of Rp188 billion in 2024, compared to a loss of Rp748 billion in 2023. This gain was primarily due to changes in the fair value of our investments, including our investments in MDI and GoTo.

h.      Gains on Foreign Exchange – net

We recorded a net foreign exchange gain of Rp136 billion in 2024, compared to a net loss of Rp36 billion in 2023. This gain resulted from an incline in the valuation of financial assets denominated in U.S. dollars and financial net exposure.

i.      Other Income (Expense) – net

Other income decreased by Rp7 billion, or 2.7%, from Rp259 billion in 2023 to Rp252 billion in 2024. This decrease was primarily due to lower income related to the sale and exchange of fixed assets.

Operating Profit and Operating Profit Margin

As a result of the foregoing, our operating profit decreased by Rp1,318 billion, or 3.1%, from Rp42,789 billion in 2023 to Rp41,471 billion in 2024. Our operating profit margin decreased from 28.7% in 2023 to 27.7% in 2024.

Finance Income

Finance income increased by Rp306 billion, or 28.8%, from Rp1,061 billion in 2023 to Rp1,367 billion in 2024, primarily due to higher interest rates, which were partially offset by lower cash deposits.

Finance Costs

Finance costs increased by Rp529 billion, or 11.3%, from Rp4,692 billion in 2023 to Rp5,221 billion in 2024, primarily as a result of an increase in the average balance of bank loans and interest expense for lease liabilities due to higher interest rates.

Profit before Income Tax and Pre-tax Profit Margin

As a result of the foregoing, our profit before income tax decreased by Rp1,539 billion, or 3.9%, from Rp39,159 billion in 2023 to Rp37,620 billion in 2024. Our pre-tax profit margin was 26.2% for 2023 and 25.1% for 2024.

Income Tax (Expense)/Benefit

Our income tax expense decreased by Rp324 billion, or 3.8%, from Rp8,465 billion in 2023 to Rp8,141 billion in 2024. This decrease was mainly attributable to a reduction in the current portion of income tax at both the Company and subsidiary levels, rather than a decrease in applicable tax rates. The current tax expense for 2024 was Rp7,635 billion, compared to Rp8,796 billion in 2023.

Other Comprehensive Income/(Losses)

We recorded other comprehensive income of Rp895 billion in 2024 compared to other comprehensive loss of Rp1,454 billion in 2023, primarily due to gains on foreign currency translation that increased by Rp324 billion and an actuarial gain of Rp635 billion recognized in 2024, compared to an actuarial loss of Rp1,389 billion recognized in 2023, relating to our contribution of Rp588 million to our DBPP.

Total Comprehensive Income for the Year

As a result of the foregoing, our total comprehensive income for the year increased by Rp1,134 billion, or 3.9%, from Rp29,240 billion in 2023 to Rp30,374 billion in 2024.

Profit for the Year Attributable to Owners of the Parent Company

Profit for the year attributable to owners of the parent company decreased by Rp688 billion, or 3.0%, from Rp23,053 billion in 2023 to Rp22,365 billion in 2024.

Total Comprehensive Income for the Year Attributable to Owners of the Parent Company

Total comprehensive income for the year attributable to owners of the parent company increased by Rp1,575 billion, or 7.3%, from Rp21,575 billion in 2023 to Rp23,150 billion in 2024.

Profit per Share

Our profit per share decreased by Rp6.9, or 3.0%, from Rp232.71 in 2023 to Rp225.77 in 2024.

Segment Overview

As discussed above, in 2025, we changed the basis for grouping our Group’s operating segments from a CFU-based approach to a business pillar-based approach.

We have five main operating segments as follows:

●	Our Business to Consumer (“B2C”) segment, comprises the provision of telecommunications services to individual/residential customers, including mobile and fixed broadband services.
●	Our Business to Business ICT (“B2B ICT”) segment, comprises the provision of system integration services, information technology services, and digital solutions to corporate and institutional customers.
●	Our Business to Business Infrastructure (“B2B Infra”) segment, comprises the provision, management, and maintenance of telecommunications infrastructure, including telecommunications towers, fiber optic networks, backbone, data centers, and satellites.
●	Our International Business segment comprises the provision of international connectivity services and wholesale services to telecommunications operators and customers abroad.
●	Our Other segment includes operating results of customer-facing lines that provide digital services.

For more detailed information regarding our operating segment information, see Note 32 to our Consolidated Financial Statements. Our operating segment results for 2023, 2024 and 2025 were as follows:

Telkom’s Results of Operations by Segment

The below table shows our consolidated results of operations per reportable segment for each of as at the dates presented therein. The last column shows the percentage of variation for the relevant line-items over the period presented therein.

	Years Ended December 31,
	2023*	2024*	2025		2025-2024
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)	(%)
B2C
Revenues
External revenues	111,713	109,662	105,898	6,350	(3.4)
Inter-segment revenues	3,694	3,268	3,255	195	(0.4)
Total segment revenues	115,407	112,930	109,153	6,545	(3.3)
Segment results	34,784	29,078	27,793	1,667	(4.4)
Depreciation and amortization	(24,486)	(21,880)	(21,704)	(1,301)	(0.8)
Provision recognized in current year	(655)	(678)	(1,239)	(74)	82.7
B2B ICT
Revenues
External revenues	15,441	15,741	15,300	917	(2.8)
Inter-segment revenues	4,679	3,989	3,814	229	(4.4)
Total segment revenues	20,120	19,730	19,114	1,146	(3.1)
Segment results	1,137	1,402	1,759	105	25.5
Depreciation and amortization	(3,387)	(3,290)	(3,156)	(189)	(4.1)

	Years Ended December 31,
	2023*	2024*	2025		2025-2024
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)	(%)
Provision recognized in current year	149	5	(376)	(23)	(7,620.0)
B2B INFRA
Revenues
External revenues	6,753	8,180	8,929	535	9.2
Inter-segment revenues	40,001	48,799	47,661	2,858	(2.3)
Total segment revenues	46,754	56,979	56,590	3,393	(0.7)
Segment results	11,924	16,467	10,487	629	(36.3)
Depreciation and amortization	(10,034)	(12,424)	(15,894)	(953)	27.9
Provision recognized in current year	(15)	(7)	(52)	(3)	642.9
INTERNATIONAL
Revenues
External revenues	10,634	10,732	10,673	640	(0.5)
Inter-segment revenues	762	1,412	1,493	90	5.7
Total segment revenues	11,396	12,144	12,166	730	0.2
Segment results	1,252	1,204	961	58	(20.2)
Depreciation and amortization	(557)	(594)	(718)	(43)	20.9
Provision recognized in current year	(5)	(32)	(120)	(7)	275.0
OTHERS
Revenues
External revenues	4,675	5,652	5,942	356	5.1
Inter-segment revenues	26,320	25,701	23,155	1,388	(9.9)
Total segment revenues	30,995	31,353	29,097	1,745	(7.2)
Segment results	(4,532)	(5,903)	(4,491)	(269)	(23.9)
Depreciation and amortization	(776)	(679)	(613)	(37)	(9.7)
Provision recognized in current year	(81)	(65)	(12)	(1)	(81.5)

Note:

*) As retrospectively revised for the voluntary change in accounting policy as set out in Note 2y.iii to our Consolidated Financial Statements.

Please note that the above table should be read in conjunction with the discussion below on comparability of financial information of and for the financial years ended December 31, 2025, 2024, and 2023. See “– New Standards and Interpretation.”

Year ended December 31, 2025 compared to year ended December 31, 2024

B2C Segment

Our B2C segment revenues decreased by Rp3,764 billion, or 3.4%, from Rp109,662 billion in 2024 to Rp105,898 billion (US$6,350 million) in 2025. The decrease was primarily due to:

●	A decrease in total data, internet, and information technology service revenues by Rp2,697 billion, or 3.7%, primarily due to lower revenues from cellular, internet and data, reflecting in part a decrease in the number of cellular subscribers from 159.4 million 2024 to 156.1 million in 2025;
●	A decrease in cellular revenues by Rp1,848 billion, or 30.4%, primarily reflecting a decline in revenue from voice services as customers shifted to OTT services as an alternative to traditional voice services. This decrease was also due to the decrease in committed cellular revenue, local usage revenue from Telkomsel cellular services, and long-distance cellular usage revenue. This reduction reflects lower customer usage and demand for cellular services;

●	A decrease in SMS revenues by Rp648 billion, or 17.1%, primarily reflecting decreased revenue from domestic messaging services that reflected a change in consumers' behavior who are increasingly using internet applications to send text and other contents; and
●	A decrease in IndiHome revenues by Rp143 billion, or 0.5%, in line with a decline in IndiHome ARPU, which was driven by a shift in customer consumption patterns from triple-play (3P) services to single-play (1P) offerings.

The above-described decreases in revenues were partially offset by:

●	An increase in total other services revenues by Rp1,549 billion, or 412.4%, mainly reflecting higher revenues from services such as frequency utilization, digital education ecosystems, digital and telecommunication solutions, services offered within the agriculture segment, digital health ecosystems, and online gaming. Among these, revenue from digital and telecommunication solutions contributed the most to the rise in other revenues; and
●	An increase in interconnection revenues by Rp23 billion, or 6.3%, generated by an increase in international interconnect voice revenue.

B2B ICT Segment

Our B2B ICT segment revenues decreased by Rp441 billion, or 2.8%, from Rp15,741 billion in 2024 to Rp15,300 billion (US$917 million) in 2025. This decrease was primarily due to:

●	A decrease in total internet, data communication and information technology service revenues by Rp570 billion, or 4.8%, primarily driven by lower revenues from high-speed internet services through IndiBiz product packages, ASTINet dedicated services, TelkomNet VPN Intranet, and managed network and platform services; and
●	A decrease in call center service revenues of Rp101 billion, or 8.1%, primarily due to a decline in corporate shared services, business process outsourcing, and customer relationship management services.

The above-described decreases in revenues were partially offset by:

●	An increase in manage service and terminal revenues of Rp162 billion, or 15.6%, mainly driven by increased revenue from providing devices to customers, which are services distinct from telecommunications services we otherwise provide;
●	An increase in fixed-line telephone revenues by Rp87 billion, or 21.9%, primarily reflecting increased usage of voice services from fixed-line telephone customers; and
●	An increase in network revenues by Rp29 billion, or 4.5%, primarily due to higher revenues from leased lines and satellite transponder leases such as VSAT and Standard C-Band.

B2B Infra Segment

Our B2B Infra segment revenues increased by Rp749 billion, or 9.2%, from Rp8,180 billion in 2024 to Rp8,929 billion (US$535 million) in 2025. This increase was primarily due to:

●	An increase in total data, internet, and information technology service revenues by Rp388 billion, or 19.8%, primarily driven by revenues from collocation services at data centers, IP transit services, and Telkom Metro Ethernet services;

●	An increase in total other services revenues by Rp156 billion, or 40.8%, which principally reflected an increase in revenues from equipment maintenance services, construction services, and ground segment leasing; and
●	An increase in interconnection revenues by Rp152 billion, or 12.7%, primarily driven by higher voice wholesale traffic between countries (voice hubbing) and domestic interconnection services.

These increases were partially offset by a decrease in revenue from lessor transactions by Rp154 billion, or 5.1%, primarily driven by lower tower and building lease revenue.

International Segment

Our international segment revenues decreased by Rp59 billion, or 0.5%, from Rp10,732 billion in 2024 to Rp10,673 billion (US$640 million) in 2025. This decrease was mainly due to a decrease in interconnection revenues by Rp390 billion, or 5.1%, primarily driven by lower voice wholesale traffic between countries (voice hubbing) and SMS hubbing international services.

This decrease in interconnection revenues was partially offset by:

●	An increase in network revenues by Rp236 billion, or 23.8%, mainly due to higher demand for IPLC services, and cable landing station leases; and
●	An increase in internet, data communication and information technology service revenues by Rp91 billion, or 4.8%, primarily driven by a rise in IP transit services and mobile internet packages.

Other Segment

Our other segment revenues increased by Rp290 billion, or 5.1%, from Rp5,652 billion in 2024 to Rp5,942 billion (US$356 million) in 2025. This increase was primarily due to increased data, internet, and information technology service revenues, reflecting a Rp598 billion, or 29.9%, rise in revenues from sales related to our digital business and an increase in E-payment revenues by Rp398 billion, or 30.9%.

These increases were partially offset by a decrease in E-health revenues by Rp767 billion, or 100%. The decline in E-health revenues in 2025 was driven by Telkom’s divestment of its subsidiary PT Administrasi Medika (AdMedika), including its subsidiary TelkoMedika, to Fullerton Health Group. As a result, revenues generated by E-health services within this reportable segment ceased in 2025.

Year ended December 31, 2024 compared to year ended December 31, 2023

B2C Segment

Our B2C segment revenues decreased by Rp2,051 billion, or 1.8%, from Rp111,713 billion in 2023 to Rp109,662 billion in 2024. The decrease was primarily due to:

●	A decrease in cellular revenues by Rp1,945 billion, or 24.2%, primarily reflecting a decline in revenue from voice services as customers shifted to OTT services as an alternative to traditional voice services;
●	A decrease in total data, internet, and information technology service revenues by Rp794 billion, or 1.1%, primarily due to the reclassification of managed device and managed service revenue from the B2C segment to the B2B ICT segment;

●	A decrease in SMS revenues by Rp446 billion, or 11.8%, primarily due to a shift in consumers' behavior as they tend to increase their usage of applications to send text and other contents; and
●	A decrease in fixed-line telephone revenues by Rp332 billion, or 100%, primarily due to the reclassification of fixed-line revenue of subscription, call center, installation charge, and usage charge from the B2C segment to the B2B ICT and B2B Infra segments.

The above-described decreases were partially offset by:

●	An increase in IndiHome revenues by Rp270 billion, or 1.0%. This increase reflected an increase in revenues from IndiHome’s internet services and bundled packages, in line with the increase in the number of IndiHome subscribers; and
●	An increase in total other service revenues of Rp235 billion, or 148.7%, primarily driven by higher revenues from managed and solution products, construction services, and management services within the B2C segment.

B2B ICT Segment

Our B2B ICT segment revenues increased by Rp300 billion, or 1.9%, from Rp15,441 billion in 2023 to Rp15,741 billion in 2024. This increase was primarily due to:

●	An increase in data, internet, and information technology service revenues by Rp3,334 billion, or 39.0%, primarily driven by higher revenues from high-speed internet services through IndiBiz product packages, ASTINet dedicated services, TelkomNet VPN Intranet, and Wi-Fi managed services.

The above-described increase was partially offset by :

●	A decrease in IndiHome revenues by Rp2,793 billion, or 100%, primarily due to the reclassification of IndiHome Enterprise (B2B) revenue recognition to the Data, Internet, and IT Services segment within the B2B ICT segment starting from January 2024; and
●	A decrease in fixed-line telephone revenues by Rp53 billion, or 11.8%, primarily due to declining demand for voice services.

B2B Infra Segment

Our B2B Infra segment revenues increased by Rp1,427 billion, or 21.1%, from Rp6,753 billion in 2023 to Rp8,180 billion in 2024. This increase was primarily due to:

●	An increase in total data, internet, and information technology service revenues by Rp756 billion, or 63.0%, primarily driven by increase in revenues from IP transit services, ASTINet, Content Delivery Network (CDN) subscription, and Telkom Metro Ethernet services;
●	An increase in network revenues by Rp529 billion, or 52.4%, mainly due to higher demand for leased lines, VSAT Starlink subscription, and satellite transponder leases; and
●	An increase in revenues from lessor transactions by Rp243 billion, or 8.7%, primarily reflecting higher revenues from tower leasing services and building solution services.

The above-described increases in revenues were partially offset by:

●	A decrease in interconnection revenues by Rp124 billion, or 9.4%, primarily driven by a decline in domestic SMS A2P service revenue, interconnection revenue arising from local PSTN Telkom usage to mobile network operators (local transit), as well as incoming interconnection revenue from PSTN Telkom long-distance services (SLJJ) with mobile network operators (local termination).

International Segment

Our international segment revenues increased by Rp98 billion, or 0.9%, from Rp10,634 billion in 2023 to Rp10,732 billion in 2024. This increase was mainly due to:

●	An increase in interconnection revenues by Rp174 billion, or 2.3%, primarily driven by higher voice wholesale traffic between countries (voice hubbing) and SMS hubbing international services; and
●	An increase in network revenues by Rp307 billion, or 44.9%, mainly due to higher demand for IPLC services.

This above-described increases in revenues were partially offset by:

●	A decrease in total data, internet, and information technology service revenues by Rp391 billion, or 17.0%, primarily driven by decrease revenue from collocation IDC, IP VPN, and direct charges revenue of e-business.

Other Segment

Our other segment revenues increased by Rp977 billion, or 20.9%, from Rp4,675 billion in 2023 to Rp5,652 billion in 2024. This increase was primarily due to:

●	An increase in total other revenues, reflecting a Rp977 billion, or 20.9%, rise in revenues from billing payment aggregator, property management services, E-health managed service and e-payment solution; and
●	An increase in total data, internet, and information technology service revenues, reflecting a Rp188 billion, or 10.4%, rise in revenues from sales of online game, value added services, and e-commerce.

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

Internal Liquidity Sources

To fulfill our obligations, we rely primarily on our internal liquidity. As of December 31, 2025, we had Rp34,228 billion (US$2,052 million) in cash and cash equivalents available. Cash and cash equivalents increased by Rp323 billion, or 1.0%, from Rp33,905 billion as of December 31, 2024.

Cash receipts from revenues primarily comprised cash receipts from revenues from customers, which amounted to Rp146,002 billion (US$8,755 million) in 2025, and which were used for the payment of operating expenses, the acquisition of property and equipment, the payment of cash dividends, and the repayment of loans and other borrowings.

Our internal liquidity strength is reflected in our current ratio, which is computed by dividing current assets by current liabilities. As of December 31, 2024, and 2025, our current ratio was 82.2 and 83.1 respectively.

External Liquidity Sources

Our primary external sources of liquidity are short and long-term bank loans, bonds and notes, other borrowings, and lease liabilities. We had external liquidity from loans, lease liabilities, and other borrowings of Rp42,109 billion (in aggregate for such liabilities denominated in Rupiah) and US$67,390,027 as of December 31, 2025.

As of December 31, 2025, we had the following undrawn amounts under our sources of liquidity:

●A credit facility with Bank Negara Indonesia in the amount of Rp7,921 billion;
●A credit facility with Bank Mandiri in the amount of Rp7,246 billion;
●A credit facility with Bank Central Asia in the amount of Rp6,000 billion;
●A credit facility with Bank Rakyat Indonesia in the amount of Rp4,400 billion;
●A credit facility with Bank DBS Indonesia in the amount of Rp3,455 billion;
●A credit facility with MUFG Bank in the amount of Rp2,855 billion;
●A credit facility with Bank Syariah Indonesia in the amount of Rp2,000 billion;
●A credit facility with HSBC Bank in the amount of Rp1,957 billion;
●A credit facility with Bank ANZ Indonesia in the amount of Rp1,500 billion;
●A credit facility with Citibank in the amount of Rp1,000 billion;
●A credit facility with Maybank in the amount of Rp1,000 billion;
●A credit facility with Permata Bank in the amount of Rp1,000 billion;
●A credit facility with Bank of China in the amount of Rp1,000 billion;
●A credit facility with Bank CIMB Niaga in the amount of US$67,390,027; and
●A credit facility with QNB and Maspion Bank in the amounts of Rp700 billion, and Rp74.8 billion, respectively.

As of December 31, 2025, we had no off-balance sheet arrangements that were reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources.

For a discussion of our sources of liquidity for the year ended December 31, 2024, see “–Liquidity and Capital Resources — Sources of Liquidity” in our annual report on Form 20-F for the year ended December 31, 2024.

Contractual Obligations and Commercial Commitments

The following table sets forth information on certain of our material contractual obligations as of December 31, 2025:

Contractual Obligations	By Payment Due Date
	Total	Less than a year(6)	1-3 years(6)	3-5 years(6)	More than 5 years(6)
	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)	(Rp billion)
Long-Term Debts(1)(4)	102,629	50,774	26,874	12,449	12,532
Lease Liabilities(2)	29,393	7,201	8,042	6,634	7,516
Interest on Long-Term Debts and Lease Liabilities(5)	12,798	4,133	3,246	1,607	3,812
Unconditional Purchase Obligations(3)	14,547	14,547	—	—	—
Total	159,367	76,655	38,162	20,690	23,860

Notes:

(1)	See Notes 19 and 20 to our Consolidated Financial Statements.
(2)	Related to the lease of the slot site of the tower. transmission installation and equipment. power supply, data processing equipment, office equipment, vehicles, and CPE assets.
(3)	Capital expenditure committed under contractual arrangements.
(4)	Excludes the related contractually committed interest obligations.
(5)	See also “Item 3D — Key Information — Risk Factors — Risks Related to Our Business — Financial Risks — We are exposed to interest rate risk in relation to our bank borrowings."
(6)	Less than 1 year means 2026, 1-3 years means 2027-2028, 3-5 years means 2029-2030, more than 5 years means thereafter.

See Note 33 to our Consolidated Financial Statements for further details on our contractual commitments. In addition to the above contractual obligations, we had long-term liabilities for defined pension benefits and post-employment health care benefit plan. In 2025, we contributed Rp605 billion (US$36 million) to our Defined Benefit Pension Plan and post-employment health care benefit plan.

Cash Flows

The following table sets out information concerning our consolidated cash flows, as set out in (and prepared on the same basis as) our Consolidated Financial Statements for 2023, 2024, and 2025:

	Years Ended December 31,
	2023	2024	2025
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Net cash flows:
provided by operating activities	60,581	61,600	63,842	3,827
used in investing activities	(36,911)	(29,456)	(26,095)	(1,564)
used in financing activities	(26,565)	(27,505)	(37,743)	(2,264)
Net increase/(decrease) in cash and cash equivalents	(2,895)	4,639	4	(1)
Effect of exchange rate changes on cash and cash equivalents	(44)	260	320	20
Allowance for expected credit losses	(1)	(1)	(1)	0
Cash and cash equivalents at beginning of year	31,947	29,007	33,905	2,033
Cash and cash equivalents at end of year	29,007	33,905	34,228	2,052

Year ended December 31, 2025 compared to year ended December 31, 2024

As of December 31, 2025, total cash and cash equivalents amounted to Rp34,228 billion (US$2,052 million), representing an increase of Rp323 billion, or 1.0%, from Rp33,905 billion as of December 31, 2024.

In 2025, the largest cash receipts were generated by operating activities, which totaled Rp150,014 billion (US$8,995 million), or 67.8% of total cash receipts. Financing activities generated Rp70,165 billion (US$4,207 million), or 31.7% of total cash receipts, and investing activities amounted to Rp957 billion (US$58 million) or 0.5% of total cash receipts. Total cash receipts increased by Rp15,515 billion, or 7.5%, from Rp205,621 billion in 2024 to Rp221,136 billion (US$13,260 million) in 2025.

Cash disbursements in 2025 totaled Rp221,132 billion (US$13,261 million). Cash used in operating activities amounted to Rp86,172 billion (US$5,168 million), or 39.0% of total cash disbursements, cash used in financing activities amounted to Rp107,908 billion (US$6,471 million), or 48.8% of total cash disbursements, and cash used in investing activities amounted to Rp27,052 billion (US$1,622 million), or 12.2% of total cash disbursements. Total cash disbursements increased by Rp20,150 billion, or 10.0%, from Rp200,982 billion in 2024.

Cash Flows from Operating Activities

Net cash generated by operating activities increased by Rp2,242 billion, or 3.6%, from Rp61,600 billion in 2024 to Rp63,842 billion (US$3,827 million).

Cash receipts from operating activities decreased by Rp1,430 billion, or 0.9%, from Rp151,444 billion in 2024 to Rp150,014 billion (US$8,995 million) in 2025. These receipts were primarily originated as follows:

●	Cash receipts from customers and other operators of Rp146,002 billion (US$8,755 million) in 2025, showing a decrease of Rp2,413 billion, or 1.6%, from Rp148,415 billion in 2024 and reflecting a decrease in revenues from cellular, interconnection, data, internet, and information technology services, IndiHome, and lessor transactions;
●	Cash receipts from others – net of Rp1,020 billion (US$61 million) in 2025, showing an increase of Rp501 billion, or 96.5%, from Rp519 billion in 2024, due to a decrease in other non-trade receivables (non-affiliated) transactions. These transactions generated receivables from non-affiliated entities, including transactions that are not related to the provision of telecommunications or supporting services, and do not include employee receivables. These receivables are classified as non-trade receivables outside our core operations;
●	Cash receipts from interest income of Rp1,670 billion (US$100 million) in 2025, showing an increase of Rp304 billion, or 22.3%, from Rp1,366 billion in 2024, primarily due to the increase in interest income from current accounts and deposits; and
●	Cash receipts from tax refunds of Rp1,322 billion (US$79 million) in 2025, showing an increase of Rp178 billion, or 15.6%, from Rp1,144 billion in 2024, driven by claims for VAT and company income tax refunds, as well as corrections in VAT amounts for 2024. These refunds are subject to review by tax authorities and may involve contingencies or risks of adjustment depending on the outcome of such reviews.

Cash disbursements from operating activities decreased by Rp3,672 billion, or 4.1%, from Rp89,844 billion in 2024 to Rp86,172 billion (US$5,168 million) in 2025. This decrease was primarily due to lower cash payments for certain expenses and leases. Disbursements were allocated as follows:

●	Cash payments for expenses of Rp51,455 billion (US$3,085 million) in 2025, showing an increase of Rp182 billion, or 0.4%, from Rp51,273 billion in 2024, primarily due to higher general and administrative expenses, as well as increases in prepaid expenses and prepaid taxes. See "—Cash Flows— Year ended December 31, 2025 compared to year ended December 31, 2024" above;
●	Cash payments to employees of Rp13,319 billion (US$799 million) in 2025, showing a decrease of Rp3,045 billion, or 18.6%, from Rp16,364 billion in 2024, primarily related to lower early retirement program costs in 2025. See "— Financial Overview—Year ended December 31, 2025, compared to year ended December 31, 2024—Expenses—c. Personnel Expenses;"
●	Cash payments for corporate and final income taxes of Rp10,438 billion (US$626 million) in 2025, showing a decrease of Rp1,090 billion, or 9.5%, from Rp11,528 billion in 2024, primarily due to the decrease in corporate income tax, in line with the decline in our Company’s taxable income. See "— Financial Overview—Year ended December 31, 2025, compared to year ended December 31, 2024— Profit before Income Tax and Pre-tax Profit Margin;"
●	Cash payments for finance costs of Rp5,230 billion (US$314 million) in 2025, showing a decrease of Rp65 billion, or 1.2%, from Rp5,295 billion in 2024, primarily due to lower interest expenses from obligations, loans, and other borrowings. See "— Financial Overview—Year ended December 31, 2025, compared to year ended December 31, 2024— Finance Costs;"
●	Cash payments for short-term and low-value leases of Rp4,654 billion (US$279 million), showing an increase of Rp961 billion, or 26.0%, from Rp3,693 billion in 2024, primarily due to the increase in interest-related lease costs; and
●	Cash payments for net value-added taxes of Rp1,076 billion (US$65 million), showing a decrease of Rp615 billion, or 36.4%, from Rp1,691 billion in 2024, in line with the decline in our Company’s revenue.

Cash Flows from Investing Activities

Net cash used in investing activities decreased by Rp3,361 billion, or 11.4%, from Rp29,456 billion in 2024 to Rp26,095 billion (US$1,564 million) in 2025.

Cash receipts from investing activities totaled Rp957 billion (US$58 million) in 2025, showing a decrease of Rp245 billion, or 20.4%, from Rp1,202 billion in 2024. These cash receipts were primarily attributable to:

●	Proceeds from the disposal of long-term investments in financial instruments of Rp728 billion (US$44 million) in 2025. There were no such proceeds in 2024;
●	Proceeds from insurance claims of Rp151 billion (US$9 million) in 2025, showing an increase of Rp8 billion, or 5.6%, from Rp 143 billion in 2024, primarily due to an increase in insurance claims relating to lost and damaged property and equipment; and
●	Proceeds from the sale of property and equipment of Rp78 billion (US$5 million) in 2025, showing a decrease of Rp639 billion, or 89.1%, from Rp717 billion in 2024, primarily due to the decrease in gain on sale of property and equipment.

Cash disbursements from investing activities decreased by Rp3,606 billion, or 11.8%, from Rp30,658 billion in 2024 to Rp27,052 billion (US$1,622 million) in 2025. These cash disbursements were primarily attributable to:

●	Payments for purchases of property and equipment of Rp22,871 billion (US$1,371 million), showing a decrease of Rp3,134 billion, or 12.1%, from Rp26,005 billion in 2024, primarily due to a decrease in the acquisitions of power supply equipment, leasehold improvement, and buildings;

●	Payments for purchases of intangible assets of Rp2,897 billion (US$174 million), showing a decrease of Rp761 billion, or 20.8%, from Rp3,658 billion in 2024, primarily to acquisitions of software and licenses; and
●	Payment for advance and other asset of Rp1,117 billion (US$67 million), showing an increase of Rp787 billion, or 238.5%, from Rp330 billion in 2024, primarily due to lower disposals and transfers of fixed assets such as transmission equipment, cable networks, and power supply assets.

Cash Flows from Financing Activities

Net cash used in financing activities increased by Rp10,238 billion, or 37.2%, from Rp27,505 billion in 2024 to Rp37,743 billion (US$2,264 million) in 2025.

Cash receipts from financing activities increased by Rp17,190 billion, or 32.4%, from Rp52,975 billion in 2024 to Rp70,165 billion (US$4,207 million) in 2025. This increase was primarily driven by:

●	Proceeds from loans and other borrowings of Rp69,895 billion (US$4,191 billion) in 2025, representing an increase of Rp17,242 billion, or 32.7%, from Rp52,623 billion in 2024, primarily due to an increase in short-term loans and long-term loans; and
●	Proceeds from issuance of new shares of subsidiaries of Rp270 billion (US$16 billion) in 2025, representing a decrease of Rp52 billion, or 16.1%, from Rp322 billion in 2024.

Cash disbursements from financing activities increased by Rp27,428 billion, or 34.1%, from Rp80,480 billion in 2024 to Rp107,908 billion (US$6,471 million) in 2025. These disbursements were attributable to:

●	Loan and borrowing repayments of Rp72,037 billion (US$4,320 million) in 2025, showing an increase of Rp24,430 billion, or 51.3%, from Rp47,607 billion in 2024;
●	Cash dividend payments to shareholders and non-controlling interests of subsidiaries totaling Rp28,406 billion (US$1,703 million) in 2025, showing an increase of Rp3,624 billion, or 14.6%, from Rp24,782 billion in 2024;
●	Repayments of principal lease liabilities of Rp7,356 billion (US$441 million) in 2025, showing a decrease of Rp31 billion, or 0.4%, from Rp7,387 billion in 2024; and
●	Repurchases of shares from non-controlling shareholders of subsidiaries amounted to Rp79 billion (US$5 million), representing a decrease of Rp625 billion, or 88.8%, from Rp704 billion in 2024. In addition, share buybacks by our Company amounted to Rp30 billion (US$2 million) in 2025, representing an increase of Rp30 billion, or 100%, compared to nil in 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

As of December 31, 2024, total cash and cash equivalents amounted to Rp33,905 billion, representing an increase of Rp4,898 billion, or 16.9%, from Rp29,007 billion as of December 31, 2023.

In 2024, operating activities generated the largest cash receipts, which totaled Rp151,444 billion, or 73.7%, of total cash receipts. Financing activities generated Rp52,975 billion, or 25.8%, of total cash receipts, and investing activities amounted to Rp1,202 billion, or 0.6%, of total cash receipts. Total cash receipts increased by Rp12,732 billion in 2024, or 6.6%, compared with 2023.

Cash disbursements in 2024 totaled Rp200,982 billion. Cash used in operating activities amounted to Rp89,844 billion, or 44.7% of total cash disbursements, cash used in financing activities amounted to Rp80,480 billion, or 40.0% of total cash disbursements, and cash used in investing activities amounted to Rp30,658 billion, or 15.3% of total cash disbursements. Total cash disbursements increased by Rp5,198 billion in 2024, or 2.7%, compared with 2023.

Cash Flows from Operating Activities

Net cash generated by operating activities increased by Rp1,019 billion, or 1.7%, from Rp60,581 billion in 2023 to Rp61,600 billion in 2024.

Cash receipts from operating activities totaled Rp151,444 billion in 2024, up by Rp663 billion, or 0.4%, from Rp150,781 billion in 2023. These receipts were primarily:

●	Cash receipts from customers and other operators slightly decreased by Rp43 billion, or 0.03%, from Rp148,458 billion in 2023 to Rp148,415 billion in 2024, reflecting a decrease in revenues from the cellular, fixed-line, and IndiHome;
●	Cash receipts from interest income increased by Rp317 billion, or 30.2%, from Rp1,049 billion in 2023 to Rp1,366 billion in 2024, primarily due to the increase in interest income of current accounts and deposits;
●	Cash receipts from tax refunds increased by Rp463 billion, or 68.0%, from Rp681 billion in 2023 to Rp1,144 billion in 2024, driven by claims for VAT and company income tax refunds, as well as corrections in VAT amounts for 2023. These refunds are subject to review by the tax authorities and may involve contingencies or risks of adjustment depending on the outcome of such reviews; and
●	Cash receipts from others – net decreased by Rp74 billion, or 12.5%, from Rp593 billion in 2023 to Rp519 billion in 2024, due to a decrease in other non-trade receivables (non-affiliated) transactions. These transactions represent receivables from non-affiliated include parties that are not related to the provision of telecommunications or supporting services, and do not include employee receivables; they are classified as non-trade receivables outside our core operations.

Cash disbursements from operating activities decreased by Rp356 billion, or 0.4%, from Rp90,200 billion in 2023 to Rp89,844 billion in 2024. This decrease was primarily due to lower cash payments for certain expenses and leases. Disbursements were as follows:

●	Cash payments for expenses of Rp51,273 billion in 2024 decreased by Rp2,137 billion, or 4.0%, from Rp53,410 billion in 2023, primarily due to a decrease in annual fees of frequency - license, radio frequency usage, concession and USO of Telkomsel. See "—Cash Flows— Year ended December 31, 2024 compared to year ended December 31, 2023" above;
●	Cash payments to employees of Rp16,364 billion in 2024 increased by Rp248 billion, or 1.5%, from Rp16,116 billion in 2023, primarily related to early retirement program costs. See "— Financial Overview—Year ended December 31, 2024, compared to year ended December 31, 2023—Expenses—c. Personnel Expenses;"
●	Cash payments for corporate and final income taxes of Rp11,528 billion in 2024 increased by Rp782 billion, or 7.3%, from Rp10,746 billion in 2023, due to the increase in income tax expenses. See "— Financial Overview—Year ended December 31, 2024, compared to year ended December 31, 2023— Profit before Income Tax and Pre-tax Profit Margin;"
●	Cash payments for finance costs of Rp5,295 billion in 2024 increased by Rp547 billion, or 11.5%, from Rp4,748 billion in 2023, due to higher costs associated with borrowings, partially as a result of higher interest rates. See "— Financial Overview—Year ended December 31, 2024, compared to year ended December 31, 2023— Finance Costs;"
●	Cash payments for short-term and low-value leases of Rp3,693 billion in 2024 slightly decreased by Rp77 billion, or 2.0%, from Rp3,770 billion in 2023, due to the decrease in interest-related lease costs; and
●	Cash payments for net value-added taxes of Rp1,691 billion in 2024 increased by Rp281 billion, or 19.9%, from Rp1,410 billion in 2023, primarily due to the increase in VAT for prepaid tax liabilities across our Company and its subsidiaries.

Cash Flows from Investing Activities

Net cash used in investing activities decrease by Rp7,455 billion, or 20.2%, from Rp36,911 billion in 2023 to Rp29,456 billion.

Cash receipts from investing activities increased by Rp889 billion, or 284% from Rp313 billion in 2023 to Rp1,202 billion in 2024. This increase was primarily attributable to:

●	Proceeds from the sale of property and equipment of Rp717 billion in 2024. Proceeds from the sale of property and equipment increased by Rp617 billion, or 617%, from Rp100 billion in 2023, primarily due to the increase in gain on sale of property and equipment;
●	Proceeds from other current financial assets – net of Rp339 billion in 2024. Proceeds from other current financial assets – net increased by Rp654 billion, or 207.6%, from placements in other current financial assets – net of Rp315 billion in 2023, primarily due to the increase in purchased of short-term investments and proceeds from sale of investment; and
●	Proceeds from insurance claims of Rp143 billion in 2024. Proceeds from insurance claims decreased by Rp56 billion, or 28.1%, from Rp199 billion in 2023, primarily due to decrease of revenue from insurance claims.

Cash disbursements from investing activities decrease by Rp6,566 billion, or 17.6% from Rp37,224 billion in 2023, from Rp30,658 billion in 2024. This decrease was primarily attributable to:

●	Payments for purchases of property and equipment of Rp26,005 billion in 2024. Payments for purchases of property and equipment decreased by Rp7,598 billion, or 22.6%, from Rp33,603 billion in 2023, primarily due to a decrease in the acquisitions of cable networks, office equipment, vehicles, and properties under construction;
●	Payments for purchases of intangible assets of Rp3,658 billion in 2024. Payments for purchases of intangible assets increased by Rp841 billion, or 29.9%, from Rp2,817 billion in 2023, primarily to acquire software and licenses;
●	Business acquisition – net cash acquired of Rp635 billion in 2024. Business acquisition - net increased by Rp635 billion, or 100%, from nil in 2023, primarily due to the acquisition of PT Ultra Mandiri Telekomunikasi (UMT) in 2024;
●	Proceeds from (increase)/decrease in advance and other assets – net of Rp330 billion in 2024. Proceeds from (increase)/decrease in advance and other assets – net increased by Rp181 billion, or 121.5%, from Rp149 billion in 2023, primarily due to an increase in disposal or transfer of fixed assets such as transmission equipment, cable networks, and power supply assets; and

●	Long-term investments in financial instruments of Rp30 billion in 2024. Long-term investments in financial instruments decreased by Rp310 billion, or 91.2%, from Rp340 billion in 2023, primarily due to a decrease in long-term investments.

Cash Flows from Financing Activities

Net cash used in financing activities increased by Rp940 billion, or 3.5%, from Rp26,565 billion in 2023 to Rp27,505 billion in 2024.

Cash receipts from financing activities increased by Rp11,180 billion, or 26.7%, from Rp41,795 billion in 2023 to Rp52,975 billion in 2024. This increase was primarily driven by:

●	Proceeds from loans and other borrowings of Rp52,653 billion in 2024. Proceeds from loans and other borrowings increased by Rp13,819 billion, or 35.6%, from Rp38,834 billion in 2023, primarily due to an increase in short-term loans and long-term loans, and
●	Proceeds from the issuance of new subsidiary shares of Rp322 billion in 2024. Proceeds from the issuance of new subsidiary shares decreased by Rp2,639 billion, or 89.1%, from Rp2,961 billion in 2023, primarily due to the increase in additional capital contributions from non-controlling interest of subsidiaries.

Cash disbursements from financing activities increased by Rp12,120 billion, or 17.7%, from Rp68,360 billion in 2023 to Rp80,480 billion in 2024. These disbursements were attributable to:

●	Loan and borrowing repayments of Rp47,607 billion in 2024. Loan and borrowing repayments increased by Rp12,284 billion, or 34.8%, from Rp35,523 billion in 2023;
●	Cash dividend payments to shareholders and non-controlling interests of subsidiaries were Rp24,782 billion in 2024 and decreased by Rp1,624 billion, or 6.2%, from Rp26,406 billion in 2023;
●	Repayments of principal lease liabilities were Rp7,387 billion in 2024 and increased by Rp787 billion, or 11.9%, from Rp6,600 billion in 2023; and
●	Share buyback of non-controlling interests by a subsidiary totaled Rp704 billion in 2024 and increased by Rp673 billion, or 2,171%, from Rp31 billion in 2023.

Current Assets

As of December 31, 2025, our current assets were Rp61,780 billion (US$3,704 million), compared to Rp63,094 billion as of December 31, 2024, representing a decrease of Rp1,314 billion, or 2.1%. This decrease was primarily due to:

●	A decrease in trade receivables of Rp1,419 billion, or 11.1%, from Rp12,829 billion as of December 31, 2024, to Rp11,410 billion (US$684 million) as of December 31, 2025, driven by a decrease in trade receivables from related parties (Rp375 billion), third parties (Rp595 billion), and other receivables (Rp449 billion). Trade receivables mainly decreased due to lower trade receivables from affiliated groups and unbilled trade receivables from affiliated SOEs, which reflected additions and reductions arising from the sale and use of postpaid telecommunications services by affiliated customer groups;
●	A decrease in prepaid taxes of Rp865 billion, from Rp2,844 billion as of December 31, 2024, to Rp1,979 billion (US$119 million) as of December 31, 2025, due to a decrease in total prepaid other taxes —current portion;

●	A decrease in contract cost of Rp202 billion, or 17.8%, from Rp1,134 billion as of December 31, 2024, to Rp932 billion (US$56 million) as of December 31, 2025, primarily driven by lower contract fulfillment costs. See Notes 2n and 10 to our Consolidated Financial Statements;
●	A decrease in inventories of Rp195 billion, from Rp1,096 billion as of December 31, 2024, to Rp901 billion (US$54 million) as of December 31, 2025, primarily driven by a decrease in inventories of SIM cards, prepaid vouchers, and other supplies; and
●	A decrease in contract assets of Rp159 billion, or 6.5%, from Rp2,449 billion as of December 31, 2024, to Rp2,290 billion (US$137 million) as of December 31, 2025, primarily due to a decrease in contract assets - current portion. See Notes 2n, 7, and 31 to our Consolidated Financial Statements.

These decreases were partially offset by:

●	An increase in assets held for sale of Rp751 billion (US$45 million) as of December 31, 2025, from nil as of December 31, 2024, mostly reflecting our investment in AdMedika, which was accounted for as an asset held for sale;
●	An increase in other current assets of Rp317 billion, or 4.2%, from Rp7,552 billion as of December 31, 2024, to Rp7,869 billion (US$472 million) as of December 31, 2025, reflecting an increase in advances and prepaid frequency license fees – current portion;
●	An increase in cash and cash equivalents of Rp323 billion, or 1.0%, from Rp33,905 billion as of December 31, 2024, to Rp34,228 billion (US$2,052 million) as of December 31, 2025, primarily due to the increases in cash generated by operating activities, the sale of property and equipment, the disposal of long-term investments in financial instruments, and proceeds from loans and other borrowings as described above; and
●	An increase in other current financial assets of Rp135 billion, or 10.5%, from Rp1,285 billion as of December 31, 2024, to Rp1,420 billion (US$85 million) as of December 31, 2025, caused by an increase in the aggregate total balance of time deposits and mutual funds.

Current Liabilities

As of December 31, 2025, our current liabilities were Rp74,303 billion (US$4,454 billion), compared to Rp76,723 billion as of December 31, 2024, representing a decrease of Rp2,420 billion, or 3.2%. This decrease was primarily due to:

●	A decrease in short-term bank loans of Rp4,596 billion, or 39.9%, from Rp11,525 billion as of December 31, 2024, to Rp6,929 billion (US$415 million) as of December 31, 2025. This decrease resulted from the decrease in short-term bank loans from related parties and third parties;
●	A decrease in customer deposits of Rp1,349 billion, or 47.0%, from Rp2,872 billion as of December 31, 2024, to Rp1,523 billion (US$91 million) as of December 31, 2025, due to a decrease in the overall number of customers;
●	A decrease in other tax liabilities of Rp769 billion, or 31.7%, from Rp2,425 billion as of December 31, 2024, to Rp1,656 billion (US$99 million) as of December 31, 2025, which primarily resulted from a decrease in other tax liabilities of subsidiaries, that decreased from Rp2,144 billion in 2024 to Rp1,087 billion (US$65 million) in 2025; and

●	A decrease in current income tax liabilities of Rp499 billion, or 57.5%, from Rp868 billion as of December 31, 2024, to Rp369 billion (US$22 million) as of December 31, 2025, primarily due to lower corporate income tax of certain subsidiaries and installment payments of our corporate income tax. See "— Financial Overview—Year ended December 31, 2025, compared to year ended December 31, 2024— Income Tax Expense."

These decreases were partially offset by:

●	An increase in current maturities of long-term borrowings and other borrowings of Rp1,880 billion, or 11.8%, from Rp15,866 billion as of December 31, 2024, to Rp17,746 billion (US$1,064 million) as of December 31, 2025. This increase resulted from the rise of current maturities portion of bank loans and bonds;
●	An increase in trade payables of Rp1,042 billion, or 6.6%, from Rp15,790 billion as of December 31, 2024, to Rp16,832 billion (US$1,009 million) as of December 31, 2025, driven by an increase in trade payables from third parties (Rp1,051 billion) and other payables (Rp194 billion). Trade payables from third parties arose from purchases of equipment, materials, and services and payables to other telecommunication providers;
●	An increase in current maturities of lease liabilities of Rp498 billion, or 9.1%, from Rp5,447 billion as of December 31, 2024, to Rp5,945 billion (US$357 million) as of December 31, 2025;
●	An increase in accrued expenses of Rp675 billion, or 4.8%, from Rp14,192 billion as of December 31, 2024, to Rp14,867 billion (US$891 million) as of December 31, 2025, driven by higher accrued expenses for operation and maintenance, telecommunication services, and general and administrative. See "— Financial Overview—Year ended December 31, 2024, compared to year ended December 31, 2023—Expenses;”
●	An increase in contract liabilities of Rp232 billion, or 3.0%, from Rp7,738 billion as of December 31, 2024, to Rp7,970 billion (US$478 million) as of December 31, 2025, primarily due to the increase in advances from customers for the B2B ICT and International segment; and
●	An increase in liabilities directly associated with the assets held for sale Rp466 billion (US$28 million) as of December 31, 2025, from nil as of December 31, 2024, related to the liabilities of AdMedika and its subsidiaries, which are currently in the process of being divested.

Working Capital

As of December 31, 2025, our working capital, defined as the difference between current assets and current liabilities as of the same date, decreased by Rp1,106 billion compared to our working capital as of December 31, 2024. As of December 31, 2025, our current assets were lower than our current liabilities, resulting in a current ratio, defined as our current assets divided by our current liabilities, of 0.83 as of December 31, 2025. We closely monitor our working capital so that we may manage our working capital efficiently, without restricting our ability to meet our current liabilities. This improvement in working capital was primarily due to:

●	A decrease in current assets of Rp1,314 billion, or 2.1%, from Rp63,094 billion as of December 31, 2024, to Rp61,780 billion (US$3,704 million) as of December 31, 2025. See “— Current Assets.”
●	A decrease in current liabilities of Rp2,420 billion, or 3.2%, from Rp76,723 billion as of December 31, 2024, to Rp74,303 billion (US$4,454 million) as of December 31, 2025. See “— Current Liabilities.”

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

Capital Structure

Our capital structure as of December 31, 2025, is described as follows:

	Amount	Portion
	(Rp billion)	(%)
Short-term debts	6,929	3.3
Long-term debts	68,337	33.3
Total debts	75,266	36.6
Equity attributable to owners of the parent company	130,151	63.4
Total	205,417	100.0

As of December 31, 2025, our net debt to equity ratio was 0.3 and our debt service coverage ratio was 0.9 times, indicating our strong ability to meet our debt obligations. Our debt levels are primarily driven by our plans to develop our existing and new strategic businesses. In determining our optimum debt levels, we also consider our debt ratios with reference to regional peers in the telecommunications industry.

For further information on our Company’s management policies related to capital, see Note 35 to our Consolidated Financial Statements.

Indebtedness

Consolidated total indebtedness (consisting of short-term bank loans, long-term liabilities, current maturities of long-term liabilities, and other borrowings) as of December 31, 2023, 2024, and 2025 were as follows:

	As of December 31,
	2023	2024	2025
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Indonesian Rupiah	67,668	76,648	75,067	4,501
U.S. Dollar(1)	220	159	173	10
Japanese Yen(2)	84	—	—	-
Malaysian Ringgit(3)	29	27	26	2
Total	68,001	76,834	75,266	4,513

Notes:

(1)

The amounts as of December 31, 2023, 2024, and 2025 translated into Rupiah at Rp15,398, Rp16,095, and Rp16,676 to US$1, respectively, being the Reuters average rates for U.S. Dollars at each of those dates.

(2)	The amounts as of December 31, 2023, and 2024, and 2025 translated into Rupiah at Rp109, Rp103, and Rp106 to Yen 1, respectively, being the Reuters average rates for Yen at each of those dates.
(3)	The amount as of December 31, 2023, and 2024, and 2025 translated into Rupiah at Rp3,354, Rp3,596, and Rp4,106 to Ringgit 1, being the Reuters average rates for Ringgit at each of those dates.

Of our total indebtedness, as of December 31, 2025, Rp33,429 billion, Rp31,504 billion, and Rp23,242 billion were scheduled for repayment in 2026, 2027-2029, and thereafter, respectively. As of December 31, 2025, approximately 49.8% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans. We use hedging instruments to cover foreign currency risk exposures for periods ranging from 3 up to 12 months

For further information on our Company’s indebtedness, see Notes 19 and 20 to our Consolidated Financial Statements.

Capital Expenditures

In 2025, we incurred capital expenditures of Rp24,577 billion (US$1,475 million) for not only increasing capacity but also improving the quality of our services. Our capital expenditures broadly fall into the following categories:

●	Broadband services, including mobile and fixed broadband;
●	Network infrastructure, which consists of core networks (submarine and terrestrial cables), and telecommunications towers;
●	Data centers, cloud services, IoT, and IT; and
●	Other supporting capital investments, such as connectivity support facilities, buildings, and power supply systems.

Of our Rp24,577 billion capital expenditure in 2025, Telkom, as the parent company, incurred capital expenditures of Rp6,833 billion (US$410 million). Telkomsel incurred capital expenditures of Rp11,747 billion (US$704 million), and our other subsidiaries incurred capital expenditures of Rp5,997 billion (US$360 million), in aggregate. We expect to further reduce our capital expenditures in the future to bring them more in line with our long-term funding capacity. The following table sets forth our capital expenditure breakdown between Telkom as a parent company, Telkomsel and our other subsidiaries for the periods indicated.

	Years Ended December 31,
	2023	2024	2025
	(Rp billion)	(Rp billion)	(Rp billion)	(US$ million)
Telkom (parent company)	14,037	7,217	6,833	410
Subsidiaries
Telkomsel	18,804	17,092	11,747	704
Others	17	127	5,997	360
Subtotal for subsidiaries	18,821	17,219	17,744	1,064
Total for Telkom Group	32,858	24,436	24,577	1,475

Our capital expenditures in 2025 were mostly incurred for the development of a hyperscale data center in Batam and capacity expansion of the hyperscale data center in Cikarang, the construction of Telkomsel BTS (for the development and improvement of the 4G and 5G networks), increase the number of telecommunications towers and their supporting capacity, and the development of international submarine cable system projects, including the TOPAZ, BIFROST, and SJC2 submarine cables.

Material Commitments for Capital Expenditures

As of December 31, 2025, we had material commitments for capital expenditures under contractual arrangements totaling Rp14,547 billion (US$872 million), principally relating to strengthening our network capacity, enhancing service quality, and enabling next-generation digital and connectivity services across Indonesia. Material commitments relate to various projects in support of the above mentioned key objectives, such as the rollout and modernization of radio access network infrastructure such as 4G and 5G BTS, procurement and deployment of advanced core network solutions, the upgrading of our customer relationship management, online charging systems, and service control platforms, the construction and expansion of hyperscale and fixed broadband infrastructure, including fixed broadband core, GGSN, and virtualized EPC solutions. In addition, other material commitments for capital expenditures are in support of the development of data center facilities, next-generation network systems, and submarine cable projects such as the South Papua Submarine Cable Communication System, as well as international connectivity and satellite-related initiatives.

The following table sets forth information on our committed capital expenditures under contractual arrangements as of December 31, 2025:

Currencies	Amounts in Foreign Currencies	Equivalent in Rupiah
	(in millions)	(in billions)
Rupiah		14,130
U.S. Dollar	25	417
Total	25	14,547

For a more detailed discussion regarding our material commitments for capital expenditures, see Note 33a to our Consolidated Financial Statements.

Source of Funds

We have historically funded our capital expenditures primarily with cash generated from operations. In 2025, we expect that our capital expenditure to revenue ratio will range approximately from 25% to 30%. We expect that the most significant proportions of capital expenditure will be allocated to the development of infrastructure to support broadband services, both for mobile and fixed-line broadband services. A portion of our capital expenditure is allocated to our subsidiaries, primarily to Telkomsel. We expect to fund the above commitments with our internal and external sources of funds.

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

C. CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

We prepare our financial statements in accordance with IFRS as issued by the IASB. As such, we are required to make certain estimates, judgments and assumptions that management believes are reasonable based upon the information available.

The estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from those estimates.

Change in Accounting Policy — Drop Cable Assets

Our Report of Foreign Issuer on Form 6-K furnished to the SEC on March 10, 2026 (the "March 2026 Form 6-K") included a statement of non-reliance on our previously published consolidated financial statements as of and for the years ended December 31, 2023 and 2024, certain related disclosures, and associated reports of our independent registered public accountants, described the accounting treatment with respect to certain drop cable assets and the asset classification of "last mile to the customers" as accounting errors, and included an initial conclusion that a material weakness in ICFR existed as of December 31, 2023 and 2024. These statements where based on information available, and assessment made, as at the date thereof while accounting and control evaluations were still ongoing. Our Report of Foreign Issuer on Form 6-K/A furnished to the SEC on April 30, 2026 (the "April 2026 Form 6-K/A") amended the March 2026 Form 6-K, after our management had continued its review of the asset classification of “last mile to the customers” with the support of external advisors, regulators, and other relevant stakeholders. This matter involved complex and non-routine technical accounting considerations requiring specialized analyses relating to componentization, and the applicability of IAS 8 and

IAS 16, supported by underlying non-routine technical accounting controls and review procedures. Our management and the Audit Committee actively monitored the progress of the ongoing assessment, including the operation of disclosure controls and technical accounting review procedures designed to support the appropriate evaluation and escalation of material information throughout the process. Based on the final results of relevant analyses and further consultations, our management ultimately concluded, as set out in the April 2026 Form 6-K/A, that the accounting treatment with respect to certain drop cable assets, which are a distinct component within telecommunications infrastructure, and the asset classification of “last mile to the customers” should be characterized as changes in accounting policy, rather than accounting errors. Management also reassessed its earlier conclusion regarding ICFR and determined that our Company's disclosure controls and procedures and ICFR were effective and no material weakness in our Company's ICFR existed as of December 31, 2024 and December 31, 2023, also as set out in the April 2026 Form 6-K/A.

See also Note 2y to our Consolidated Financial Statements.

New Standards and Interpretations

For new standards, amendments to standards and interpretations not yet adopted in 2025 which have not been applied in preparing our Consolidated Financial Statements, see Note 38 to our Consolidated Financial Statements. For amendments to standards and interpretations adopted in 2025 which have been applied in preparing our Consolidated Financial Statements, see Note 2a thereto. Such amendments had no material impact on our Consolidated Financial Statements.

D.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research, Development, and Innovation

Research and Innovation Policies and Expenses

Our research and innovation policies are designed to align with our strategic objectives and deliver measurable business impact through collaboration, structured governance, and transparent performance evaluation. Our expenses related to research and innovation activities were approximately Rp9.3 billion (US$0.6 million) in 2025 and Rp8.2 billion in 2024.

In 2025, the Corporate University Center oversaw 19 research projects aligned with our strategic objectives, encompassing technology research initiatives such as AI and cybersecurity talent frameworks, energy efficiency, agriculture ecosystems, and network infrastructure, as well as business research initiatives, including human capital management and satisfaction surveys.

Our Innovation Management Program is organized into two main categories. The first is structured product innovation, managed by product owners to drive the development of market-ready solutions. The second is Amoeba, a bottom-up innovation initiative aimed at developing internal talent and generating innovations that support and improve our business processes. The Amoeba Program, managed by our Corporate University (CorpU), has shifted its focus toward thematic innovation programs aligned with the strategic needs of our Group and designed to strengthen collaboration across the organization. This approach is implemented through Hack Idea and Telkom Athon, which serve as platforms for collaborative and technology-driven innovation. In 2025, we had three innovations in the delivery stage, 12 innovations in the development and deployment stages, and 10 innovations that did not advance past the development stage.

Our strategy includes coordinating research and innovation initiatives across our Group by leveraging people, process, and platform to deliver measurable business impact. This strategy is executed through Research Management, focusing on talent, technology, and business research, and Innovation Management, which drives process improvement, new business models, and new products and solutions. All initiatives begin with a structured needs diagnostic and are prioritized based on strategic alignment, cross-unit collaboration, and sustainability and are managed end-to-end through our 5D Funneling framework (Define, Design, Develop, Deploy, and Deliver) to ensure scalable and integrated outcomes.

Infrastructure Research and Development

The infrastructure research comprises several laboratories, including the Broadband Access Network, Broadband Core Network, Fixed Mobility Convergence, and Infrastructure Service Research.

Our research and operational collaborations are multi-faceted and relate to multiple aspects of our businesses or strategies, such as, among others, optical networks, encryption, clock synchronization in IP networks, routing protocols, edge computing, and hyper automation

As a premier strategic entity under Telkom Indonesia, Telkom Test House ("TTH") serves as the Accredited Nation’s Center of Excellence for Certification and Quality Assurance, upholding the ISO/IEC 17025:2017 international standard through its advanced laboratory facilities specializing in infrastructure, transmission, devices, energy, and safety. TTH executes critical evaluations aligned with global standards and forums with the goal of safeguarding the integrity of Indonesia’s digital ecosystem. Furthermore, TTH provides specialized technical support and delivers solutions for identifying and implementing cost efficiency actions across Telkom’s strategic infrastructure assets.

In technical terms, TTH's testing protocols are meticulously aligned with national and international standards and frameworks, ensuring that Telkom Indonesia's infrastructure meets global benchmarks for safety, reliability, and environmental sustainability. TTH also actively empowers business units by conducting precise conformance testing for product delivery, providing technical expertise in sampling tests (uji petik) for ODP/ODC units, and establishing standardized installation guidelines for steel poles, all of which with the goal of generating operational expenditure savings and fostering asset lifecycle optimization. Furthermore, TTH seeks to achieve the seamless orchestration of next-generation technologies, such as SD-WAN and Large-Capacity Data Center Switches, while elevating customer experience through the certification of high-performance Access and CPE devices. TTH’s scope has significantly expanded to include renewable energy studies, specifically in evaluating solar power integration and alternative energy solutions to reduce the carbon footprint of Telkom’s vast infrastructure. These high-level assessments safeguard the integrity of the national digital ecosystem.

In 2025, TTH continued to seek and promote high-value synergies with Government agencies, global manufacturers, and leading academic institutions, which significantly contributed to our Company’s increased market exposure and our ability to pioneer new business development avenues. TTH seeks to bridge the gap between procurement, regional operations, and cutting-edge research to achieve the precise coordination of network elements and meet global performance standards. By conducting testing and quality management, TTH also provides the technical support required to maintain service reliability, operational efficiency and long-term business sustainability.

In 2025, our infrastructure development strategy included in the formation of PT Telkom Infrastructure Indonesia to optimize the use of our shared infrastructure assets. Key initiatives included exploring a Software-Defined Access Network (SDAN) to allow multiple service providers to utilize a single fixed access network and bitstream products for expediting revenue growth from other licensed operators. We are also focusing on satellite technology, which could enable Telkom to capture new markets.

To support the FMC initiative, we have conducted research to provide seamless integration between Telkom and Telkomsel infrastructure, to deliver High Speed Internet services, Broadband Network Gateway, Authentication Authorization Accounting, and Policy and Charging Enforcement Function integration are intensively done to provide best customer user experience.

Digital Ventures

Our corporate venture capital subsidiary, MDI Ventures, actively invests in digital startups to create synergies with our core business. By the end of 2025, approximately one third of MDI Ventures’ active direct investments have obtained financial results and growth indicating that these portfolio companies are successfully moving beyond startup phases. MDI Ventures has been managing several funds covering multiple stages of investment, including:

●	MDI 100, MDI’s first Telkom Group-backed fund, focuses on growth-stage companies by leveraging Telkom Group and SOE networks. As of December 31, 2025, it had invested in 49 active portfolio companies.
●	MDI 500, MDI’s second Telkom Group-backed fund, targeting growth to late-stage investments, with 26 active portfolio companies as of December 31, 2025.
●	Centauri Fund, a collaboration with KB Financial Group, which targets early-growth stage startups in Southeast Asia and South Korea and had investments in 16 active portfolio companies as of December 31, 2025.
●	Arise Fund, a collaboration with Finch Capital, which focuses on early-stage Indonesian technology startups and had investments in 16 active portfolio companies as of December 31, 2025.
●	Ascent Fund III, launched in 2024 in collaboration with KB Investment and other partners, which expands our investment reach beyond Indonesia with two active portfolio companies as of December 31, 2025.

In 2025, MDI Ventures received nationally and internationally recognized awards, including the 2025 International Business Award by Stevie and the Indonesia GCG Award by SWA Magazine and IICG. MDI Ventures also obtained the ISO 37001 Anti-Bribery Management System (ABMS) certification from SUCOFINDO International Certification Services. These recognitions and achievements underscore MDI’s commitment to strong corporate governance and reinforce its standing as a credible and trusted venture capital firm focused on sustainable value creation.

E.TREND INFORMATION

Indonesian Economic Conditions

Our financial condition and results of operations are influenced by the general condition of the Indonesian economy. According to data from the Indonesian Central Bureau of Statistics, Indonesia’s Gross Domestic Product (“GDP”) grew by 5.11% in 2025, as compared to 5.03% in 2024. In its January 2026 World Economic Outlook, the International Monetary Fund projected that the Indonesian economy would grow by 5.1% in 2026.

We believe that Indonesia’s favorable demographic profile and the continued transition of the Indonesian economy toward digitalization are key factors that may support future economic growth.

Government Digitalization Initiatives

The Government has established several national digitalization projects that we believe will create opportunities for us to provide network infrastructure, data center capacity, cloud solutions, and other information and communications technology services. These initiatives include, among others:

●	Making Indonesia 4.0. This initiative is focused on the digital transformation of the manufacturing sector, which provides an opportunity for us to partner with manufacturing companies to provide technology-based solutions with a focus on IoT, AI, and other advanced technologies.
●	One Data Indonesia. This project involves the creation of a unified digital portal for the sharing of Government data to enable data-driven public sector decision-making. We expect this will create opportunities for us to provide high-volume data storage, data center services, and cloud solutions.
●	National Data Centers. Pursuant to Presidential Regulation No. 95/2018, which guides the implementation of digital governance, the Government has begun building national data centers with tier-4 classification. We believe this initiative will provide us with future opportunities to provide network and other services to these data centers.
●	Digital Infrastructure Development. The Government’s 2025-2029 National Medium-Term Development Plan sets targets for Indonesia’s digital transformation, including targets for fixed and mobile broadband coverage.
●	Digital Transformation of Government Procurement. Pursuant to Presidential Decree No. 17/2023, we have been assigned by the Government to organize an electronic procurement system and its supporting systems to accelerate the digital transformation in the procurement of Government goods and services.

F.CRITICAL ACCOUNTING ESTIMATES

See Note 2y to our Consolidated Financial Statements for reference.

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

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

Board of Commissioners

Our Board of Commissioners is responsible for supervising and advising the Board of Directors. Our Board of Commissioners consists of eight members, one of whom is designated as the President Commissioner.

As of December 31, 2025, the Board of Commissioners consisted of eight members as listed below:

Name	Age	Commissioner since	Date of Expiration of Term	Terms Served in Office	Position
Angga Raka Prabowo	36	2025	2030	1	President Commissioner
Silmy Karim	51	2023	2028	1	Commissioner
Rizal Malarangeng	61	2025	2030	2	Commissioner
Ossy Dermawan	49	2025	2030	1	Commissioner
Rionald Silaban	60	2025	2030	1	Commissioner
Deswandhy Agusman	66	2025	2030	1	Independent Commissioner
Ira Noviarti	54	2025	2030	1	Independent Commissioner
Rofikoh Rokhim	55	2025	2030	1	Independent Commissioner

Each of our Commissioners was a citizen of and domiciled in Indonesia as of December 31, 2025. In accordance with OJK Regulation No. 33/2014 which requires 30% of our Board of Commissioners to be independent, three

Commissioners have been designated as Independent Commissioners. Our Independent Commissioners are Deswandhy Agusman, Ira Noviarti, and Rofikoh Rokhim.

The principal duty of our Independent Commissioners, in addition to exercising supervision, is to represent the interests of minority shareholders.

Set forth below is a brief biography of each of our Commissioners:

Angga Raka Prabowo assumed the role of President Commissioner in May 2025. He currently serves as Deputy Minister of Communications and Digital Affairs since October 2024. He has held several positions, including President Commissioner of PT Media Pandu Bangsa since 2024, President Commissioner of PT Aneka Rupa Pangan since 2022, and Secretary of Yayasan Pendidikan Kebangsaan Republik Indonesia. He holds a bachelor's degree in International Relations from Universitas Jayabaya, Indonesia (2011).

Silmy Karim assumed the role of Commissioner in May 2023. He currently serves as Vice Minister of Immigration and Correctional Affairs. Previously, he served as Director General of Immigration at the Ministry of Law and Human Rights (2023–2024). Previously, he served as President Director of Krakatau Steel (2018–2023), Commissioner of PT GE Power Solution Indonesia (2016–2019), President Director of PT Barata Indonesia (Persero) (2016–2018), President Commissioner of MAN Diesel and Turbo Indonesia (2015–2016), President Director of PT Pindad (Persero) (2014–2016), Commissioner of PT PAL Indonesia (Persero) (2011–2014), various leadership positions at the Ministry of Defense (2007–2014), Advisor on economic affairs at Badan Intelijen Negara (2013–2015), and Special Advisor at the Indonesian Investment Coordinating Board (2010–2011). He holds a master's degree in economics from Universitas Indonesia, Indonesia (2007), and a bachelor's degree in economics from Universitas Trisakti, Indonesia (1997).

Rizal Malarangeng assumed the role of Commissioner in June 2020. He has also served as Commissioner of PT Energi Mega Persada since 2021. Previously, he served as Executive Director of Freedom Institute (2001–2020), Founder of Freedom Corp. (2016), and Founder of Fox Indonesia (2009). He holds a bachelor's degree in communication science from Universitas Gadjah Mada, Yogyakarta (1990), a master's degree in comparative politics from Ohio State University, United States (1994), and a doctoral degree in comparative politics from Ohio State University, United States (2000).

Ossy Dermawan assumed the role of Commissioner in May 2025. He currently serves as Deputy Minister for Land Affairs and Spatial Planning/Deputy Head of the National Land Agency within the Ministry of Agrarian Affairs and Spatial Planning and has held several positions, including Executive Director of Museum SBY Ani since 2020 and Manager of LavAni Volleyball Club since 2019. He holds a Master of Science from RSIS, Nanyang Technological University (NTU), Singapore (2014), and a bachelor's degree in science from Norwich University, Vermont, USA (2000).

Rionald Silaban assumed the role of Commissioner in May 2025. He has held several positions, including Assistant to the Minister for Macroeconomic and International Finance at the Ministry of Finance (2016–2018) and Head of the Financial Education and Training Agency at the Ministry of Finance (2018–2021). He holds a master's degree in law from Georgetown University, USA (1993) and a bachelor's degree in law from Universitas Indonesia, Indonesia (1989).

Deswandhy Agusman assumed the role of Independent Commissioner in May 2025. He currently serves as Independent Commissioner of PT Berau Coal Energy Tbk. Previously, he served as Commissioner at PT Maybank Sekuritas Indonesia (2015), Independent Commissioner of PT Maybank Indonesia Finance (2015–2024), Senior Advisor at PT Permodalan Nasional Madani Venture Capital (2013–2023), and Independent Commissioner of PT Bank Tabungan Negara Tbk (2010–2012). He holds a bachelor's degree in Civil Engineering from Institut Teknologi Bandung, Indonesia (1985) and a Master of Business Administration from the University of Denver, Colorado, USA (1988).

Ira Noviarti assumed the role of Independent Commissioner in May 2025. She currently serves as Strategic Advisor to Global Private Equity (2025). Previously, she served as Director of Beauty and Personal Care at PT Unilever Indonesia Tbk (2017–2020), Managing Director for Unilever Food Solutions South East Asia (2015–2017), and Director

of Ice Cream, Media, and Consumer Market Insight at Unilever Indonesia (2010–2015). She holds a Bachelor of Economics, majoring in financial accounting, from Universitas Indonesia, Indonesia (1995).

Rofikoh Rokhim assumed the role of Independent Commissioner in December 2025. She currently serves as President Commissioner of PT Trimegah Sekuritas Indonesia since 2025, Member of the Corporate Assessment Committee at the Indonesia Stock Exchange (2023), and Head of Master Program in Management, Faculty of Economics and Business, Universitas Indonesia. Previously, she served as Vice President Commissioner of PT Bank Rakyat Indonesia (2017–2025), Advisor and Expert on the Ultra Micro Program at PT Permodalan Nasional Madani (PNM) (2017–2019), President Commissioner of PT Hotel Indonesia Natour (2015–2017), member of the National Task Force on the Village Fund at the Ministry of Village, Rural Development, Disadvantaged Regions, and Transmigration (2016–2017), member of the Policy, Organization, and Performance Committee (2015–2017), member of the National Task Force on Good Governance of Oil and Gas Business at the Ministry of Energy (2014–2015), Audit Committee Member of PT Pos Indonesia (2014–2015), and member of the Risk and Investment Committee of PT Pos Indonesia (2012–2014). She holds a Ph.D. in Economics (applied macro and micro economics, development studies in finance) from the Université de Paris 1 Panthéon-Sorbonne, Paris, France (2002–2005); a post-graduate D.E.A. (M.Phil.) in International and Development Economics from the Université de Paris 1 Panthéon-Sorbonne, Paris, France (2001–2002); a post-graduate Master of Specialization in Public Finance from the Institut International d'Administration Publique (IIAP)–École Nationale d'Administration (ENA), Paris, France (1999–2000); a B.A. in Public Administration from Universitas Gadjah Mada, Yogyakarta, Indonesia (1990–1994); and B.A. in Management Economics, Universitas Islam Indonesia, Yogyakarta (1990).

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

	2.

Oversees our holding scheme strategy by implementing strategic control, coordination and subsidiary performance management over the enterprise CFU, to create company value through optimizing and harmonizing relations between our Company and our subsidiaries and managing the operations of subsidiaries under the enterprise CFU.

Director of Wholesale and International Service	1.	Responsible for the business strategy to drive disruptive competitive growth through winning competitions and growing the wholesale and international segment business portfolio.
	2.

Oversees our holding scheme strategy by implementing strategic control, coordination and subsidiary performance management over the wholesale and international CFU, to create company value through optimizing and harmonizing relations between our Company and our subsidiaries and managing the operations of subsidiaries under the wholesale and international CFU.

Director of IT Digital	1.	Responsible for developing and managing IT and digital products end-to-end by leveraging superior core IT and digital capabilities.
	2.

Ensuring the availability of strategic frameworks, policies, governance structures, and implementation mechanisms for digital IT to maximize value creation and harmonize the management of IT and digital products as well as IT functions within the TelkomGroup.

Director of Network	1.

Responsible for strategy, technology, network architecture, IT networks, advanced networks, cybersecurity, and the roadmap for digital connectivity and cybersecurity services to enhance our capabilities in driving business growth through the provision of infrastructure and services, including the management of network assets.

Role		Functions and Authority
	2.

Conducting network and IT infrastructure transformation, advanced networking, and cybersecurity within the TelkomGroup to improve operational management efficiency, with a focus on future network infrastructure investments aimed at supporting the TelkomGroup’s business.

Director of Strategic Business Development & Portfolio	1.

Responsible for creating value and driving business development for us through the management of end-to-end corporate strategy, as well as business development through investments, partnerships, and unlocking value in subsidiaries and/or affiliates of the TelkomGroup to achieve our strategic objectives, including the formation of a holding company, strengthening synergies, and transforming the business model.

Director of Finance and Risk Management	1.

Responsible for the formulation and availability of the corporate level strategy, including portfolio strategy and holding scheme strategy with regard to financial operations and procurement to encourage optimal financial performance and assets supply in realizing disruptive strategic growth within our Group.

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

	2.

Oversees human capital management within the TelkomGroup and supervises the Pension Fund and Telkom Foundation (Yayasan Telkom) by implementing strategic control, coordination and foundation performance management to create Company value through optimizing and harmonizing relations between our Company and our subsidiaries and managing the operations of subsidiaries under the human capital management functional unit.

Director of Legal & Compliance	1.

Responsible for comprehensive management of our legal, governance, and compliance matters, including serving as a strategist, steward, ambassador, and operator for the management of legal matters that support our business within the framework of governance, risk, and compliance (GRC).

	2.

As policy control within the TelkomGroup, supported by the latest technology to ensure the implementation of GCG principles and compliance with laws and regulations and/or other relevant policies to support the achievement of the company’s strategic objectives.

As of December 31, 2025, the Board of Directors consisted of nine members as listed below:

Name	Age	Director since	Date of Expiration of Term	Terms Served in Office	Position
Dian Siswarini	57	2025	2030	1	President Director1)
Nanang Hendarno	57	2025	2030	1	Director of Network
Veranita Yosephine	47	2025	2030	1	Director of Enterprise and Business Service
Arthur Angelo Syailendra	41	2025	2030	1	Director of Finance and Risk Management2)
Willy Saelan	56	2025	2030	1	Director of Human Capital Management
Seno Soemadji	56	2025	2030	1	Director of Strategic Business Development & Portfolio
Faizal Rochmad Djoemadi	59	2025	2030	1	Director of IT Digital
Andy Kelana	59	2025	2030	1	Director of Legal & Compliance
Budi Satria Dharma Purba	52	2025	2030	1	Director of Wholesale & International Service

Notes:

1)	This position is equivalent to Chief Executive Officer.
2)	This position is equivalent to Chief Financial Officer.

Each of our Directors was a citizen of and domiciled in Indonesia as of December 31, 2025. Set forth below is a brief biography of each of our Directors:

Dian Siswarini assumed the role of President Director in May 2025. She previously served as President Director of PT XL Axiata Tbk (2015–2025), President Commissioner of PT Hypernet Indonesia (2022–2025), Commissioner of PT Link Net Indonesia (2014–2022), Group Chief Marketing and Operations Officer of PT XL Axiata Tbk (2014–2015), Director of Digital Services (2011–2014), and Director of Network Services at PT XL Axiata Tbk (2007–2011). Mrs. Siswarini holds a bachelor's degree in Electrical Engineering from Institut Teknologi Bandung, Indonesia (1991).

Nanang Hendarno assumed the role of Director of Network in June 2025. He previously served as President Director of PT Infrastruktur Telekomunikasi Indonesia (2022–2025), Director of Technology at PT Telekomunikasi Indonesia International (2016–2022), and Executive General Manager of the Service Operation Division (2015–2016). Mr. Hendarno holds a bachelor's degree in Electrical Engineering from Institut Teknologi Sepuluh Nopember, Indonesia (1991), and a master's degree in Space Systems Engineering from the Delft University of Technology, Netherlands (1997).

Veranita Yosephine assumed the role of Director of Enterprise and Business Service in June 2025. She previously served as President Director of AirAsia Indonesia (2019–2025), President Director of The Kraft Heinz Company (2017–2019), Director of Sales Development at Danone (2014–2017), Director of Sales at Danone (2010–2012), National Modern Trade Sales and Sales Development Senior Manager (2009), Sales Development Senior Manager at Danone (2008), Strategic Channel Manager at Danone (2006–2007), and Sales Manager at British American Tobacco Indonesia (2001–2006). Mrs. Yosephine holds a bachelor's degree in Industrial Engineering from Institut Teknologi Bandung, Indonesia (1996); an Executive Education in Strategy at Harvard Business School, United States (2009); and a master's degree in Business Administration from INSEAD (2015).

Arthur Angelo Syailendra assumed the role of Director of Finance and Risk Management in June 2025. He previously served as Commissioner of PT Indesso Primatama (2022–2025), Director of EQT Group (2019–2021), Director and Co-Investor of PT Data Center Infrastructure Indonesia (2016–2018), Partner, Investment Management and Advisory at Sternbridge Partners (2014–2019), Senior Advisor to Shareholders of PT Mitra Pinasthika Mustika Tbk (2012–2014), Senior Associate at Affinity Equity Partners (2009–2012), and Investment Banking Analyst at Morgan Stanley (2009). Mr. Syailendra holds a bachelor's degree in Industrial and Operations Engineering from the University of Michigan, United States (2006) and a master's degree in Management Science and Engineering in Economics and Finance (2007) from Stanford University, United States.

Willy Saelan assumed the role of Director of Human Capital Management in September 2025. He previously served as Director of Human Resources at PT Unilever Indonesia Tbk (2015–2025). Mr. Saelan holds a bachelor's degree in social and political sciences from Universitas Padjadjaran, Indonesia (1994) and a master's degree in Human Resource Management from the University of Leeds, United Kingdom (1997).

Seno Soemadji assumed the role of Director of Strategic Development and Portfolio in June 2025. He previously served as Executive Vice President of Indosat Ooredoo Hutchison Technology and Business (2023–2025), Managing Director of Communication, Media and Technology at Accenture (2020–2023), Country Manager of TIBCO Software (2017–2020), Director of Key Accounts at Oracle (2012–2017), and Practice Manager at IBM (2009–2012). Mr. Soemadji holds a bachelor's degree in Accounting from Universitas Indonesia, Indonesia and a master's degree in Business Administration from Institut Teknologi Bandung, Indonesia (2020).

Faizal Rochmad Djoemadi assumed the role of Director of IT and Digital in June 2025. He previously served as President Director of PT Pos Indonesia (2020–2025), Director of Digital Business at PT Telkom Indonesia (Persero) Tbk (2019–2020), President Commissioner of Metranet (2019–2020), President Director of PT Telekomunikasi Indonesia Internasional (2015–2019), Commissioner of PT Dayamitra Telekomunikasi (2015–2016), Executive Vice President of

Wholesale Services at PT Telkom Indonesia (Persero) Tbk (2015–2016), and Commissioner of PT Patra Telekomunikasi Indonesia (2013–2015). Mr. Djoemadi holds a bachelor's degree in Electrical Engineering from Institut Teknologi Sepuluh Nopember, Indonesia (1991); a master's degree in Science in Electrical and Electronics Engineering from the University of Saskatchewan, Canada (1998); and a doctoral degree in Human Resources from Universitas Brawijaya, Indonesia (2019).

Andy Kelana assumed the role of Director of Legal and Compliance in September 2025. He previously served as Commissioner of PT Multistrada Arah Sarana Tbk (2019–2025) and Director of PT American Express Indonesia (2009–2017). Mr. Kelana holds a bachelor's degree in law from Universitas Katolik Parahyangan, Bandung, Indonesia (1989); a master's degree in laws from Indiana University Bloomington, United States (1992); and a master's degree in Business Administration in Finance from the University of Hawaii, United States (1994).

Budi Satria Dharma Purba assumed the role of Director of Wholesale and International Service in December 2025. He previously served as President Director of PT Telekomunikasi Indonesia Internasional (2021–2025), Director and Chief Commercial Officer of PT Telekomunikasi Indonesia Internasional (2016–2021), Chairman of Telekomunikasi Indonesia International (Hong Kong) Ltd. (2017–2023), Director of Telekomunikasi Indonesia International (Timor-Leste) S.A. (2018–2019), Director of Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd. (2013–2019), Director of Contact Center Australia (2015–2016), Commissioner of PT Telekomunikasi Indonesia Internasional (2016–2018), Director of Telekomunikasi Indonesia International (USA) Inc. (2013–2018), Vice President of Wholesale and International Network Services at PT Telkom Indonesia (Persero) Tbk (2012–2016), and Vice President of Carrier Relations and Sales at the Marketing and Sales Division of PT Telekomunikasi Indonesia International (2008–2012). Mr. Purba holds a bachelor's degree in Telecommunications Engineering from Sekolah Tinggi Teknologi Telkom, Indonesia (1991–1995) and a master's degree in Telecommunications Engineering from RMIT University, Melbourne, Australia (1995–1997).

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

Compensation of Commissioners and Directors

Compensation of Commissioners and Directors are determined by the shareholders at the GMS, who grant authority and authorization to the Board of Commissioners, with prior approval from the holder of the Dwiwarna Share, to decide on the amount of tantiem which will be given to the members of Board of Directors and Board of Commissioners for the fiscal year ended December 31, 2025, and also for the amount of the salary or honorarium, including facilities and allowances for the members of Board of Directors and Board of Commissioners for the fiscal year ended December 31, 2025. The Nomination and Remuneration Committee is responsible for formulating the honorarium of our Commissioners and Directors, which is further discussed in a joint meeting of our Board of Directors and Board of Commissioners for approval.

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

In accordance with regulations relating to SOEs in Indonesia, all our Commissioners and Directors are entitled to post-employment benefits, including an insurance scheme into which we are required to contribute up to 25% of the salary of our Commissioners and Directors. There are no service contracts providing for benefits to be provided for our Directors or Commissioners upon their termination as Directors or Commissioners. We also provide our Commissioners and Directors with long-term incentives in the form of shares or for our Independent Commissioners in the form of cash.

We budgeted incentives for the current year but will distribute such incentives in the following year after the publication of our Consolidated Financial Statements and having the approval in a GMS. We only distribute cash incentives if we achieve certain performance targets.

For 2025, the total remuneration paid to the entire Board of Commissioners was Rp23,766 million. The table below sets forth the remuneration paid to our Commissioners received in 2025:

Commissioners	Honorarium	Religious Holiday Allowances	Transport Allowances	Tantiem	Total
	(Rupiah)
Bambang Permadi Soemantri Brodjonegoro1)	799,200,000	199,800,000	159,840,000	-	1,158,840,000
Wawan Iriawan1)	899,100,000	179,820,000	179,820,000	-	1,258,740,000
Bono Daru Adji1)	899,100,000	179,820,000	179,820,000	-	1,258,740,000
Arya Mahendra Sinulingga1)	899,100,000	179,820,000	179,820,000	-	1,258,740,000
Isa Rachmatarwata1)	899,100,000	179,820,000	179,820,000	-	1,258,740,000
Marcelino Rumambo Pandin1)	899,100,000	179,820,000	179,820,000	-	1,258,740,000
Ismail3)	1,618,380,000	179,820,000	323,676,000	-	2,121,876,000
Silmy Karim	2,157,840,000	179,820,000	431,568,000	-	2,769,228,000
Rizal Malarangeng	2,157,840,000	179,820,000	431,568,000	-	2,769,228,000
Angga Raka Prabowo2)	1,430,825,806	-	286,165,161	-	1,716,990,968
Ossy Dermawan2)	1,287,743,226	-	257,548,645	-	1,545,291,871
Rionald Silaban2)	1,287,743,226	-	257,548,645	-	1,545,291,871
Yohanes Surya5)	1,171,730,323	-	234,346,064	-	1,406,076,387
Deswandhy Agusman2)	1,287,743,226	-	257,548,645	-	1,545,291,871
Ira Noviarti4)	629,370,000	-	125,874,000	-	755,244,000
Rofikoh Rokhim6)	116,012,903	-	23,202,581	-	139,215,484
Total	18,439,928,710	1,638,360,000	3,687,985,741	-	23,766,274,451

Notes:

•	Remuneration includes income tax.
1)	Honorarium and allowance for January-May 2025.
2)	Honorarium and allowance for June-December 2025.
3)	Honorarium and allowance for January-September 16, 2025.
4)	Honorarium and allowance for September 16-December 2025
5)	Honorarium and allowance for June-December 12 2025
6)	Honorarium and allowance for December 12-31, 2025

For the fiscal year ended December 31, 2025, the total remuneration paid to the entire Board of Directors was Rp48,213 million. The table below sets forth the remunerations paid to our Directors received for the fiscal year ended December 31, 2025:

Directors	Honorarium	Religious Holiday Allowances	Transport Allowances	Tantiem	Total
	(Rupiah)
Ririek Adriansyah1)	2,220,000,000	444,000,000	125,000,000	-	2,789,000,000
Muhamad Fajrin Rasyid1)	1,887,000,000	377,400,000	125,000,000	-	2,389,400,000
Herlan Wijanarko1)	1,887,000,000	377,400,000	125,000,000	-	2,389,400,000
Bogi Witjaksono1)	1,887,000,000	377,400,000	125,000,000	-	2,389,400,000
F.M. Venusiana R.1)	1,887,000,000	377,400,000	125,000,000	-	2,389,400,000

Heri Supriadi1)	1,887,000,000	377,400,000	125,000,000	-	2,389,400,000
Afriwandi1)	1,887,000,000	377,400,000	125,000,000	-	2,389,400,000
Budi Setyawan Wijaya1)	1,887,000,000	377,400,000	125,000,000	-	2,389,400,000
Muhammad Awaluddin2)	1,662,851,613	-	104,032,258	-	1,766,883,871
Henry Cristiadi2)	1,570,470,968	-	104,032,258	-	1,674,503,226
Dian Siswarini3)	3,179,612,903	-	179,032,258	-	3,358,645,161
Nanang Hendarno3)	2,702,670,968	-	179,032,258	-	2,881,703,226
Honesti Basyir3)	4,151,400,000	-	275,000,000	-	4,426,400,000
Veranita Yosephine3)	2,702,670,968	-	179,032,258	-	2,881,703,226
Arthur Angelo Syailendra3)	2,702,670,968	-	179,032,258	-	2,881,703,226
Willy Saelan4)	1,320,900,000	-	87,500,000	-	1,408,400,000
Seno Soemadji3)	2,702,670,968	-	179,032,258	-	2,881,703,226
Faizal Rochmad Djoemadi3)	2,702,670,968	-	179,032,258	-	2,881,703,226
Andy Kelana4)	1,320,900,000	-	87,500,000	-	1,408,400,000
Budi Satria Dharma Purba5)	246,632,257	-	0	-	246,632,257
Total	42,395,122,581	3,085,800,000	2,732,258,064	-	48,213,180,645

Notes:

•	Remuneration includes income tax.
1)	Honorarium and allowance for January-May 2025.
2)	Honorarium and allowance for June-September 2025.
3)	Honorarium and allowance for June-December 2025.
4)	Honorarium and allowance for September 16-December 2025
5)	Served since December 12, 2025.

The total accrued remuneration of the Board of Commissioners and the Board of Directors for the year ended December 31, 2025, was approximately Rp71,979 billion. Neither our Directors nor the directors of our subsidiaries will receive benefits upon the termination of their respective employment with our subsidiaries.

As of the date hereof, bonus payments to the Board of Directors for the year 2025 have not yet been made, as shareholder approval is still pending. Under applicable regulations such approval is subject to the authority of the Ministry of State-Owned Enterprises (BUMN) and/or Danantara and must be obtained through a formal resolution at a GMS before any payment can be made.

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

Meetings of the Board of Directors are chaired by the President Director. If the President Director is unavailable or absent for any reason, the meeting will be chaired by the Vice President Director. If the Vice President Director is unavailable, the meeting will be chaired by any Director appointed by the President Director. In the absence of the President Director and the Vice President Director and no appointment has been made, any director who has the longest tenure will chair the meeting.

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

Individual Directors are charged with specific responsibilities. For more detailed information regarding the functions and authority of each of our Directors, see “— A. Directors and Senior Management — Board of Directors.”

Audit Committee

The Audit Committee operates under the authority of the Audit Committee Charter, which was adopted under a Decree of the Board of Commissioners No. 13/KEP/DK/2024 dated July 9, 2024 in relation to the Charter of the

TelkomGroup Audit Committee. The Audit Committee Charter is regularly evaluated and, if necessary, amended to help establish compliance with OJK and SEC requirements and other relevant regulations.

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

•	Monitoring the effectiveness of risk management and internal control;
•	Monitoring the effectiveness of our internal audit;
•	Conducting oversight of the integrated audit process;
•	Reviewing our Consolidated Financial Statements and the effectiveness of internal controls over financial reporting (ICOFR);
•	Assisting the Board of Commissioners with the appointment of independent auditors;
•	Approving non-audit services to be performed by our independent auditors;
•	Providing an independent opinion in the event of differences of opinion between our management and independent auditors;
•	Monitoring the steps taken by Directors to follow up on the findings of our internal auditors;
•	Monitoring compliance with laws and regulations (including capital market laws) relating to our business;
•	Analyzing and providing advice to the Board of Commissioner relating to potential conflicts of interest;
•	Overseeing the audit process of the Social and Environmental Responsibility Program;
●	Overseeing whistleblowing system called Telkom Integrity Line;
●	Maintaining confidentiality of documents, data, and information;
●	Carrying out additional tasks that are assigned by the Board of Commissioners, especially on financial and accounting related matters as well as other obligations required by the Sarbanes-Oxley Act of 2002; and
●	Subject to the written approval from the Board of Commissioners, the Audit Committee may engage an independent consultant or other professional advisors to assist in carrying out its functions.

Audit Committee Independence

OJK Rule No. 55/POJK.04/2015 on Establishment and Code of Conduct for Audit Committees (“OJK Audit Committee Regulation”) requires the board of commissioners of a public company to establish an audit committee which is chaired by an independent commissioner. In addition, the OJK Audit Committee Regulation requires each member of such audit committee to be either an independent commissioner or external independent member, with the audit committee comprised of at least three members with at least one independent commissioner presiding over the audit committee as chairman and one external independent member and at least one member of the audit committee that has expertise in accounting or finance. We also require at least one external independent member to have expert knowledge (in the context of Item 16A of Form 20-F) in the field of accounting or finance.

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

As of December 31, 2025, the Audit Committee consisted of five members (including the chairman): (i) Deswandhy Agusman (Independent Commissioner and Chairman of the Audit Committee), (ii) Ira Noviarti (Independent Commissioner), (iii) Rofikoh Rokhim (Independent Commissioner), (iv) Achmad Taufik (Independent Member and Fraud & Investigation Expert), and (v) Irhoan Tanudiredja (Independent Member and Financial Expert.

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

As of December 31, 2025, our Nomination and Remuneration Committee consisted of four members (including the Chairman): (i) Ira Noviarti (Independent Commissioner and Chairman of the Nomination and Remuneration Committee), (ii) Rizal Malarangeng (Commissioner), (iii) Ossy Dermawan (Commissioner), (iv) Rofikoh Rokhim (Independent Commissioner). In the execution of their tasks, members of the Nomination and Remuneration Committee have to act independently.

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

We manage our human capital resources strategically, in particular as we are moving towards more digitalization throughout the TelkomGroup. We encourage agile working, including by cross-staffing, teaming up with colleagues from different departments and functions and involving team members with different skills and expertise to work creatively on new services and product development. We are dedicated to offering a professional, safe, and comfortable work environment that foster collaboration, efficiency, and the wellbeing of our employees. We believe in an inclusive and non-discriminatory culture and workplace.

We had a total of 21,151 employees (including 19,082 permanent employees, representing 90.2% of our workforce) as of December 31, 2025, consisting of 4,782 Telkom employees (including 4,572 permanent employees) and 16,369 employees (including 14,510 permanent employees) of our subsidiaries. As of December 31, 2025, 20,906 of our employees were in Indonesia and 245 of our employees were located overseas. In comparison, we had a total of 21,673 employees as of December 31, 2024, and 23,064 employees as of December 31, 2023.

As of December 31, 2025, we had 279 senior management employees, compared with 271 senior management employees as of December 31, 2024. The total number of middle management employees increased from 5,754 employees as of December 31, 2024, to 5,915 employees as of December 31, 2025. The number of supervisor level employees decreased from 11,101 employees as of December 31, 2024, to 11,046 employees as of December 31, 2025. Other employees decreased from 4,547 employees as of December 31, 2024, to 3,911 employees as of December 31, 2025. We did not employ a significant number of temporary employees in 2025. The following table shows our employee profile by position:

Position	As of December 31, 2025
	Telkom	Subsidiaries	TelkomGroup	Percentage (%)
Senior Management	110	169	279	1.3
Middle Management	1,873	4,042	5,915	28.0
Supervisors	2,334	8,712	11,046	52.2
Others	465	3,446	3,911	18.5
Total	4,782	16,369	21,151	100

Our employee profile based on educational background as of December 31, 2025, was dominated by university graduates who amounted to 68.8% of our total employees. This reflects our focus on recruiting highly educated candidates with the right qualifications to support our growth. The following table shows our employee profile by educational background:

Level of Education	As of December 31, 2025
	Telkom	Subsidiaries	TelkomGroup	Percentage (%)
Pre University	154	1,179	1,333	6.3
Diploma Graduates	112	1,619	1,731	8.2
University Graduates	3,012	11,540	14,552	68.8
Post Graduates	1,504	2,031	3,535	16.7
Total	4,782	16,369	21,151	100

Talent Development

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

We intend to nurture best-in-class talents capable of strengthening our capabilities (including leadership and technical skills) and increase the widespread adoption of digitalization. To reach this goal, we have developed two main strategies.

Our first strategy consists in developing internal talent capabilities and developing an inclusive environment and culture. Our talent development programs and corporate culture activation programs are designed to accelerate our transformation into a digital telecommunications company and empower our employees internally by offering training sessions and advice.

Our second strategy consists in acquiring digital capabilities from third parties and creating a collaborative ecosystem through partnerships with third parties to further accelerate our transformation into a digital telecommunications company.

As of December 31, 2025, expenses incurred in connection with our people development programs for all employees (including training, certification, and scholarship) amounted to approximately Rp95.7 billion. This increase reflects our ongoing corporate transformation efforts, particularly through training and development initiatives. See “Item 4B. Information on the Company—Business Overview—Strategy” for further information.

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

a.           Defined Benefit Pension Plan

DBPP is calculated for participants based on years of service, salary level at retirement and is transferable to dependent families if the respective employee passes away. Telkom Pension Fund administers the program while the main source of pension fund comes from us and employee contributions. Employees participate in the program with 18% of their basic salary (before March 2003, the employee contribution rate was 8.4%) while we contribute the remaining balance. The minimum monthly pension benefit for retired employees is approximately Rp1,000,000 per month, or minimum Rp750,000 per month for spouses of the retired employees. In the fiscal year ended December 31, 2025, we contributed Rp604 billion to the DBPP.

b.           Defined Contribution Pension Plan

We operate a DCPP for permanent employees other than Directors who were permanent on or after July 1, 2002. DCPP is managed by several appointed financial institutions and pension funds from which employees can choose. Our contribution to the financial institutions pension fund is determined by the portion taken from participating employee’s basic salary, which totaled Rp50 billion, Rp52 billion and Rp47 billion for the years ended December 31, 2023, 2024, and 2025, respectively.

Management of Employee Relations

Pursuant to Law No. 13 of 2003 on Manpower (as amended by the Job Creation Law 2023, the “Manpower Law”) and Law No. 21 of 2000 on Employee Unions and Labor Unions, our employees established SEKAR (Serikat Karyawan). SEKAR represented a total of 4,527 employees, which was 70% of our total workforce (excluding the employees of our subsidiaries).

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

The employees of Telkomsel, PT Infomedia Nusantara, Metra Digital Media, Graha Sarana Duta and Telkomsigma have also established employees’ unions. Telkomsel employees’ union (Serikat Pekerja Telkomsel or “SEPAKAT”) represented a total of 4,990 employees (81% of Telkomsel’s total employees) as of December 31, 2025. Infomedia Nusantara employees’ union (Serikat Pekerja Infomedia Nusantara or “SPIN”) represented a total of 264 employees (1.67% of Infomedia Nusantara’s total employees) as of December 31, 2025. Metra Digital Media’s and Graha Sarana Duta’s employees’ union (Serikat Pekerja Metra Digital or “SPMD” and Serikat Karyawan Graha Sarana Duta or “SKATA”) respectively represented a total of 107 employees (58% of the total number of employees of Metra Digital Media) and 699 employees (97% of the total number of employees of Graha Sarana Duta). Telkomsigma’s employees’ union (Serikat Karyawan Telkomsigma or “SERASI”) represented a total of 866 employees (56% of Telkomsigma’s total employees) as of December 31, 2025.

E.           SHARE OWNERSHIP

As of December 31, 2025, none of our Commissioners, Directors or senior management beneficially owned more than 5% of our outstanding shares of common stock. For information regarding share ownership of our Commissioners, Directors, and senior management, see “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.”

Employee Stock Ownership Program

Our Employee Stock Ownership Program (“ESOP”) is an employee-owner scheme that provides our employee with an ownership interest in our Company. At our initial public offering on November 14, 1995, a total of 116,666,475 shares were issued to 43,218 employees. On June 14, 2013, we transferred a portion of our treasury stock to our employees as part of our 2012 annual incentives. On such date, 59,811,400 shares of common stock (equal to 299,057,000 shares after stock split) were transferred to 24,993 employees with a total fair value of Rp661 billion. As of December 31, 2025, 31,756,230 of our shares were owned by 5,884 of our employees and our retirees. From 2014 through 2025, we did not exercise any ESOP. We also provide our Commissioners (except for Independent Commissioners) and Directors with long-term incentives in the form of shares. See “— Compensation — Compensation of Commissioners and Directors.”

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

Share Buyback

At our GMS on May 27, 2025, our shareholders approved a share buyback program (the “Buyback Program”) up to a share repurchase value of Rp3,000,000,000,000, in aggregate. Under the Buyback Program, repurchases of shares may be executed through on-exchange and off-exchange transactions. The buyback period commenced on May 28, 2025, and is expected to continue for up to one year until May 27, 2026. Following completion of repurchases of shares contemplated under the Buyback Program, our free-float shares will remain above the minimum public-float threshold required under applicable laws and regulations.

The objectives of the Buyback Program are to reinforce confidence in our long-term value and prospects, align market conditions with our fundamentals, and maintain stakeholders' trust in support of sustainable growth. We do not expect any decline in revenue as a result of the Buyback Program.

The Buyback Program is expected to have a minimal impact on our financing costs and will primarily reduce our total assets and equity by the amount of the repurchased shares. If we fully utilize the approved maximum buyback allocation under the Buyback Program, our total assets and equity would decrease by up to Rp3,000,000,000,000.

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

As of the date hereof, no actions had to be taken to recover erroneously awarded compensation following an accounting restatement, in compliance with our above-mentioned Clawback Policy.

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

The table below presents information relating to the beneficial ownership of our ordinary shares and Dwiwarna Share as of April 30, 2026.

			Percentage
	Dwiwarna		of
	Share	Common Stock	Ownership
Government
Badan Pengaturan Badan Usaha Milik Negara (BPBUMN)	1	516,023,535	0.52
PT Danantara Asset Management (Persero)	-	51,086,330,024	51.57
Total owned by Government	1	51,602,353,559	52.09

Public	-	47,108,098,840	47.55
Treasury Shares		351,764,200	0.36
Total	1	99,062,216,599	100.00

Shareholders Owning More Than 5% of Shares (Major Shareholder)

The table below sets forth the beneficial ownership of our major shareholder which owns more than 5% of our shares as of April 30, 2026. To our knowledge, no other shareholders beneficially own 5% or more of our shares of common stock.

Title of Class	Person or Group	Number of Shares	Percentage of Ownership
Dwiwarna Share	BP BUMN	1	-
Common Stock	PT Danantara Asset Management	51,086,330,024	51.57
	The Bank of New York Mellon	5,884,164,980	5.94

The percentage of shares held by the Government was 52.09% (including 0.52% common stock owned by BP BUMN) as of March 31, 2023, February 29, 2024, March 31, 2025, and April 30, 2026, respectively. Except for the Government and The Bank of New York Mellon, acting as ADR Depositary, no other persons beneficially owned 5% or more of our outstanding shares of common stock as of April 30, 2026, based on information available to us.

Shares Owned by Commissioners and Directors

The table below sets forth information regarding persons known to us to own less than 5% of each class of our shares (whether directly or beneficially through the ADSs) as of April 30, 2026.

Commissioners and Directors	Number of	Percentage of
	Shares	Ownership
Commissioners
Angga Raka Prabowo	-	-
Ossy Dermawan	-	-
Rionald Silaban	-	-
Rofikoh Rokhim	-	-
Ira Noviarti	-	-
Deswandhy Agusman	-	-
Silmy Karim	1,344,700	<0.01
Rizal Malarangeng	3,240,600	<0.01
Directors
Dian Siswarini	202,000	<0.01
Arthur Angelo Syailendra	-	-
Veranita Yosephine	90,000	<0.01
Nanang Hendarno	32,500	<0.01
Seno Soemadji	-	-
Faizal Rochmad Djoemadi	248,500	<0.01
Budi Satria Dharma Purba	-	-
Willy Saelan	-	-
Andy Kelana	-	-
Total	5,158,300	0.005

Shareholders (by Type) Owning Less Than 5% of Shares

The table below presents information on the shareholding (by type of shareholder) of our shareholders which individually owned less than 5% of our outstanding shares of common stock as of April 30, 2026.

Group	Number of
	Shares of
	Common Stock	Percentage of
	Owned	Ownership
Foreign
Business Entities	32,708,869,996	33.02%
Individuals	20,408,700	0.02%
Local
Business Entities
BP BUMN – Government Institution	516,023,535	0.52%
Companies	576,294,032	0.58%

Group	Number of
	Shares of
	Common Stock	Percentage of
	Owned	Ownership
Insurance Companies	1,464,576,771	1.48%
Mutual Funds	1,277,328,840	1.29%
Pension Funds	3,817,161,174	3.85%
Others Business Entities	121,362,250	0.12%
Individuals	1,589,696,297	1.60%
Total	42,091,721,595	42.49%

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

The Government as Shareholder

As of March 31, 2026, the Government remains our ultimate controlling shareholder through its ownership of the Dwiwarna Share in our Company. The Dwiwarna Share is held by the SOE Regulatory Agency and pursuant to Law No. 16/2025, carries limited but non-transferable special rights, including the authority to approve matters submitted to the GMS and to appoint and remove members of our Board of Directors and Board of Commissioners. These rights ensure that the Government continues to exercise direct influence over key governance decisions, notwithstanding changes to our shareholding structure.

In addition, the Government exercises indirect control through BPI Danantara, an institution wholly owned by the Government and mandated under Law No. 16 of 2025 on the Fourth Amendment to the SOE Law to manage SOEs, including our Company. BPI Danantara carries out this mandate through DAM, its operational holding. Following the in-kind contribution of the Government’s Series B Shares to DAM pursuant to GR 15/2025, DAM became our direct majority shareholder. As an operational holding, DAM functions as an extension of BPI Danantara and is vested with authority over strategic and operational matters for SOEs, including risk management, legal and regulatory compliance, accounting, financial policies, and other enterprise-wide functions. Meanwhile, the SOE Regulatory Agency is not a separate legal entity distinct from the Government, but rather a governmental body and therefore part of the Government. See also “Item 3D. Regulatory Risks – We may experience further changes in governance as an SOE.” The Government exercises its statutory rights through the SOE Regulatory Agency as the holder of the Dwiwarna Share, performs a supervisory and regulatory role, while BPI Danantara is responsible for the strategic and operational policy-setting duties for SOEs under its administration.

This framework creates a dual mechanism of Government control: (i) direct control through the special rights attached to the Dwiwarna Share, which is held by the SOE Regulatory Agency as a governmental body, and (ii) indirect control through BPI Danantara’s authority over SOE strategic management, exercised via DAM as our majority shareholder. Accordingly, despite the reorganization of shareholding, the Government remains our ultimate controlling shareholder both through its ownership of the Dwiwarna Share owned by SOE Regulatory Agency and through BPI Danantara’s legally mandated management authority over SOEs, including our Company. See also “Item 3D—Risk Factors—Risks Related to Our Corporate Structure and Governance—We are subject to the control of the Government and its interests may not necessarily align with the interest of our other shareholders or our own interests.”

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

Certain licenses require us to pay a concession fee to operate under such licenses. We pay concession fees for our provision of telecommunications services and radio frequency usage charges to MoCD. Concession fees amounted to Rp2,159 billion in 2024 and Rp2,091 billion (US$125 million) in 2025. Concession fees as a percentage of total expenses amounted to 2.0% in 2024 and 1.9% in 2025. Radio frequency usage charges amounted to Rp7,687 billion in 2024 and Rp7,746 billion (US$464 million) in 2025. Radio frequency usage charges as a percentage of total expenses amounted to 7.2% in 2024 and 6.9% in 2025. USO charges to MoCD amounted to Rp753 billion in 2024 and Rp794 billion (US$48 million) in 2025. USO charges as a percentage of our total expenses amounted to 0.7% in 2024 and 0.7% in 2025.

The Government as Lender

In July 1994, the Government arranged a facility under which certain foreign institutions provided us with a two-step loan for certain expenditures (“sub-loan borrowings”). The sub-loan borrowings were made through the Government and are guaranteed by it. As of December 31, 2025, these borrowings have been fully reimbursed.

The Government as Customer

Certain Government departments and agencies purchase services from us as direct customers, the terms of which are negotiated on a commercial basis. No services are provided for free or on an in-kind basis. We deal with these departments and agencies as separate customers. In 2025, the amount of revenues from Government departments and agencies was Rp3,151 billion, which amounted to 2.1% of our consolidated revenues and did not constitute a material part of our revenues. The Government departments and agencies are treated for tariff purposes with respect to connection charges and monthly charges as “residential,” which tariffs are lower than the business service rates. This does not apply to the tariffs for local, long distance, and IDD calls. In addition, we provide enterprise digital services and solutions to SOEs, including ATM switching, payment gateway, and E-Commerce platform services.

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

Proportion of Common Stock Held in Indonesia and Abroad

As of April 30, 2026, we had 173,032 holders of shares of common stock (including the Government). This total includes 38,613,443,676 shares of common stock held by 2,108 holders of common stock located outside Indonesia. As of the same date, there were 58,841,650 ADS outstanding.

Change in Control

As of December 31, 2025, Based on Letter No. SR.001/DI-DAM/DO/2025 dated May 28, 2025, regarding the notification of the change of name of the operational holding, PT Biro Klasifikasi Indonesia (Persero) (“BKI”) changed its name to PT Danantara Asset Management (Persero). Accordingly, any reference in this annual report on Form 20-F to BKI as our direct controlling shareholder shall, from the effective date of such change of name, be construed as a reference to PT Danantara Asset Management (Persero). Such change constituted a change of name only and did not, in and of itself, result in any change to the Government’s ultimate control over the company.

The Government, through the MSOE, remains our ultimate controlling shareholder. However, as of March 31, 2025, the Government is no longer our majority shareholder. Instead, BKI, an operational holding company, has assumed that role. These structural changes do not affect the Government’s ultimate control over our Company, which is maintained through: (i) its direct ownership of the Dwiwarna Share, which grants it special rights in our Company; and (ii) its indirect control through BKI, which holds the majority of our Company’s shares and is both directly and indirectly controlled by the Government. See also “Item 3D—Risk Factors—Risks Related to Our Business—Regulatory Risks—We may experience further changes in governance as an SOE” and “Item 7. Major Shareholders and Related Party Transactions — Relationship with the Government and Government Agencies — The Government as Shareholder.”

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

ITEM 8.              FINANCIAL INFORMATION

A.                         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See also “Item 18. Financial Statements” for our Consolidated Financial Statements filed as part of this Form 20-F.

Legal Proceedings

We are subject to legal, regulatory, and arbitration proceedings, investigations, and claims. In the past, we have been named as a defendant in various legal actions relating to land disputes, monopolistic practice and unfair business competition, and SMS cartel practices, among others. The following describes proceedings and investigations currently material to our business. See also “Item 3D — Risk Factors — Risks Related to Our Business — Operational Risks — Damage to our reputation could negatively impact our business, financial condition, and results of operations”, “Item 3D — Risk Factors — Risks Related to Our Business — Financial Risks — If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud”, “Item 3D — Risk Factors — Risks Related to Our Business — Legal and Compliance Risks — We are and may be subject to legal proceedings, claims and investigations, including for allegations relating to our public disclosures and disputes and litigation with regulators, competitors and other parties. If the outcomes of these proceedings, claims and investigations are adverse to us, our business, results of operations and financial condition could be materially and adversely affected, including because we may be subject to criminal or civil sanctions, or be required to restate our financial statements from prior periods,” and “Item 15. Controls and Procedures.”

U.S. Government Investigations

In October 2023, we received a document request from the SEC relating to Telkom Infra’s involvement in a project with the Indonesian Information and Telecommunication Accessibility Agency of the Ministry of Communication and Information (“BAKTI Kominfo”) regarding the provision of 4G BTS infrastructure. The SEC has since expanded its investigation to include accounting and disclosure issues relating to our revenue recognition and financial reporting practices and ICFR, as well as public reports regarding certain Indonesian legal proceedings involving our Company, various subsidiaries and affiliates, and certain of our clients and suppliers. Beginning in May 2024, we also received requests for information from the DOJ focused on compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”). Each U.S. authority is aware of the other agency’s investigation. The SEC and DOJ investigations are ongoing. We are cooperating with the U.S. authorities (the “U.S. Authorities”) and have retained outside counsel and a forensic accounting firm to conduct an internal investigation (the “Internal Investigation”) into these issues.

In February 2025, the U.S. administration issued an executive order titled “Pausing Foreign Corrupt Practices Act Enforcement to Further American Economic and National Security,” pausing DOJ enforcement of the FCPA for 180 days. Shortly thereafter, the DOJ and SEC informed our Company of an indefinite pause on the FCPA-related aspects of their investigations. We cannot be certain how any changes to FCPA enforcement will affect the DOJ’s investigation of our business.

As previously disclosed in the March 2026 Form 6-K, as amended by the April 2026 Form 6-K/A, under the caption "Internal Investigation on Legacy Matters," we are also responding to various requests from the SEC and DOJ relating to their investigations. The requests primarily relate to the regulators’ investigations into accounting and disclosure issues relating to our revenue recognition, financial reporting practices, and ICFR, as well as public reports regarding certain Indonesian legal proceedings involving our Company, various subsidiaries and affiliates, and certain of our clients and suppliers.

Internal Investigation Findings

As of the date hereof, the Internal Investigation is substantially complete. The Internal Investigation focused on the review of approximately US$324 million of revenues, spread across approximately 140 transactions originating from 2014 through 2021, and primarily in 2016 through 2019, impacting historical trade receivables and revenues, to determine whether goods and services associated with these transactions were delivered or otherwise recorded in accordance with IFRS and whether such transactions were consistent with our policies, procedures, and ICFR. Our internal audit team also completed investigations for certain of these transactions, and those conclusions have been considered as part of the Internal Investigation.

Based on results to date, we believe that substantially all of the approximately 140 transactions lacked economic substance, resulting in an overstatement of revenues, gross trade receivables, and net trade receivables. These transactions were entered into by our former management or its subsidiaries, primarily in the enterprise business segment, in circumvention of IFRS and our policies and ICFR, to manage reported earnings. For any such transaction, (i) revenue and trade receivables should not have been recognized, and (ii) any future allowance for expected credit losses and bad debt expense related to these trade receivables would have been unnecessary. Other members of former management, including those who were in place during later periods, failed to take corrective action when these transactions were identified as improper or potentially improper. We do not believe that this overstatement of revenues constituted a misstatement that was quantitatively material to our consolidated financial statements for any period presented in our prior annual or interim financial statements. The estimated overstatement of revenues, gross trade receivables, and net trade receivables by year based on the results of the Internal Investigation are disclosed in the table under the caption "Results of the Company’s Internal Investigation to Date" in the March 2026 Form 6-K (as amended by the April 2026 Form 6-K/A), and this table is hereby incorporated by reference in this annual report on Form 20-F.

By December 31, 2020, the vast majority of the trade receivables associated with these transactions had full corresponding income statement provisions and related allowances for expected credit losses, and therefore the net trade receivables for these transactions reflected on our previously published statements of financial position from 2020 onward were de minimis. Accordingly, as of the date hereof, we believe that these historical transactions do not require any corrections to our statements of financial position as of December 31, 2023, 2024, and 2025, or the statements of profit or loss and other comprehensive income for the years ended December 31, 2023, 2024, and 2025.

We have encountered challenges compiling detailed historical information for a significant portion of the approximately 140 transactions due to the age of the transactions, accounting system limitations, and challenges related to the retention and retrieval of historical accounting support that in some cases dates back nearly ten years. We have assumed that certain transactions lacked economic substance unless accounting and other supporting information was available to demonstrate otherwise. There is a risk that the number and amount of legacy transactions that lacked economic substance could be higher than we have been able to determine through the Internal Investigation.

Reclassification of Certain Historical Trade Receivables

In connection with the Internal Investigation, we also determined that certain historical trade receivables should be reclassified to other non-current assets to better reflect their economic substance. As of December 31, 2023, 2024, and 2025, gross trade receivables of Rp1,945 billion, Rp1,762 billion, and Rp1,898 billion, respectively, along with corresponding allowances for expected credit losses in the same amounts, were reclassified, as these balances related to transactions that had been reviewed or were scheduled for review as part of the Internal Investigation. This reclassification was made to achieve a more appropriate presentation in our consolidated financial statements of the economic substance of the relevant transactions. We concluded that these receivables had no reasonable expectation of recovery and therefore no longer met the criteria for presentation as trade receivables. As the reclassified gross receivables and the related allowances fully offset each other, the reclassification had no impact on net trade receivables, other non-current assets, as of December 31, 2023, 2024, and 2025. As reflected in the Consolidated Financial Statements, these receivables were written off based on their carrying amounts as of December 31, 2024, as they lack economic substance, have no reasonable expectation of recovery and following the approvals obtained in accordance with the applicable Indonesian regulations; however, such write-off does not constitute a waiver of our Company’s collection rights. The Company is an SOE, and accordingly, its receivable write-off process is subject to specific governance and regulatory requirements applicable to SOEs. Under the applicable write-off policy, receivables exceeding certain thresholds and/or receivables of certain nature require approvals from relevant authorities and/or government bodies. As such, the completion and timing of the write-off process are not solely within our management’s control, as they depend on external review and approval processes involving various governmental stakeholders. See Note 33c(iv) to our Consolidated Financial Statements and the discussion under the caption "Financial Statement Note 6 in the 2024 Form 20-F" in the March 2026 Form 6-K, as amended by the April 2026 Form 6-K/A, for additional information.

Indonesian Legal Proceedings and Self-Reporting

We have cooperated with, and continue to cooperate with, and have in certain instances self-reported to, government authorities in Indonesia, including Indonesian National Police, the Public Prosecution Service, and the Corruption Eradication Commission, various matters involving alleged or potential violations of Indonesian laws and regulations by our business units, subsidiaries, and affiliates, including anti-corruption, alleged fraud, embezzlement, and issues associated with trade receivables, some of which are related to the matters under investigation by the SEC and DOJ.

In May 2025, the DKI Jakarta High Prosecutor’s Office designated eleven individuals as suspects and detained them in connection with alleged corruption involving fictitious financing at our Company, relating to conduct that took place primarily between 2016 and 2019. In April 2026, the Central Jakarta District Court issued its verdict against these eleven individuals. These actions followed our submission of internal audit findings to Indonesian authorities in support of the Government’s Bersih-bersih BUMN program. We fully support the applicable legal processes in Indonesia and continue to cooperate with Indonesian authorities. The length, scope, or results of these self-disclosures and proceedings, or their impact on our results of operations, business, or financial condition remain uncertain.

Remediation

In connection with the Internal Investigation, our management has been actively engaged in efforts to improve our policies, procedures, and ICFR. Remediation measures include: (i) disciplinary action against employees involved in the transactions identified through the Internal Investigation; (ii) hiring additional qualified accounting, finance, and legal personnel to provide additional capacity and expertise to enhance our accounting and reporting review procedures; (iii) engaging consultants to provide additional technical accounting expertise; and (iv) streamlining and delayering our organizational structure to improve oversight of our accounting and controlling functions. During the fiscal year ended December 31, 2025, we created two new positions, the Directorate of Legal & Compliance and Chief Integrity Officer, to oversee and strengthen our corporate governance policies and help carry out our compliance responsibilities. We will continue to promote enhancements and update our internal procedures, policies, guidelines, and control systems. For a description of management’s conclusions regarding disclosure controls and ICFR effectiveness, see “Item 15. Controls and Procedures.”

Dividends

An AGMS has the authority to determine the amount of dividends we pay. Our dividend payout ratio for the fiscal year ended December 31, 2025 will be decided at the AGMS scheduled for June 8, 2026.

			Total Dividend		Dividend per
		Payout Ratio	Payment		Share
Dividend Year	Payment Date	(%)(1)	(Rp million)		(Rp)
2020	July 2, 2021	80.00	16,643,443	(2)	168.01
2021	June 30, 2022	60.00	14,855,921	(3)	149.97
2022	July 5, 2023	80.00	16,602,697	(4)	167.59
2023	May 29, 2024	72.00	17,683,019	(5)	178.50
2024	June 19, 2025	89.00	21,047,403	(6)	212.47

Notes:

(1)Represents the percentage of profit attributable to owners of the parent paid to shareholders in dividends.

(2)Consists of cash dividend amounting to Rp12,482,582 million and special cash dividend amounting to Rp4,160,860 million.

(3)Consists of cash dividend amounting to Rp14,855,921 million.

(4)Consists of cash dividend amounting to Rp16,602,697 million.

(5) Consists of cash dividend amounting to Rp17,683,019 million.

(6) Consists of cash dividend amounting to Rp21,047,403 million.

Telkomsel Dividend

Based on the resolution of the shareholders on April 17, 2025, Telkomsel declared an interim cash dividend amounting to Rp16,500 billion, which was paid in tranches (Rp5,500 billion each before withholding taxes) on April 30, May 16 and May 28, 2025. Based on the Annual General Meeting of Shareholders held on May 28, 2025, Telkomsel’s shareholders approved and ratified the final dividend to be Rp22,356 billion, which was computed at 100.0% of the 2024 profit. As a result, additional cash dividend amounting to Rp5,856 billion (before withholding tax) was paid on July 16, 2025.

B.                         SIGNIFICANT CHANGES

See Note 37 to our Consolidated Financial Statements.

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

As of December 31, 2025, the IDX had 956 issuers for equity and 92 brokerage houses. In 2025, IDX recorded a trading volume of around 7,150 billion shares. As of December 31, 2025, the total market capitalization was valued at approximately Rp15,849 trillion (approximately US$944 billion).

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

Since the global financial crisis in the last quarter of 2008, share price movement has been typical. Hence, the IDX has applied a policy of auto rejection, a mechanism whereby share trading can be halted automatically to maintain orderly, fair and efficient trading.

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

B.                         MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of Articles of Association

Our Articles of Association are registered in accordance with Law No. 1 of 1995 on Limited Liability Companies and have been approved by Ministerial Decree No. C2-7468.HT.01.04.Th.97 of 1997. Following the enactment of the Indonesian Company Law, we amended our Articles of Association which were approved by the MoL pursuant to the Decree of the MoL No. AHU.46312.AH.01.02 of 2008 dated July 31, 2008 and registered in the State Gazette of the Republic of Indonesia No. 84 dated October 17, 2008, Supplement to State Gazette No. 20155.

Our Articles of Association have been amended several times, the latest amendment of which primarily related to the alignment with Law Number 16 of 2025 on the Fourth Amendment to Law Number 19 of 2003 on State Owned Enterprises, which was approved by our shareholders at an Extraordinary General Meeting of Shareholders held on December 12, 2025, and restated in full pursuant to Notarial Deed No. 07 dated January 6, 2026. The latest amendment has been notified to and registered with the MoL in its letter No. AHU-AH.01.03-0033590 dated February 5, 2026.

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
a.

Planning, building, providing, developing, operating, marketing/selling/leasing, and maintaining telecommunications and IT networks in the broadest sense with due, in accordance with the laws and regulations;

	b.	Planning, developing, providing, marketing/selling, and improving telecommunications and IT services in the broadest sense in accordance with the laws and regulations;
	c.	Investing, including equity participation, in other companies in line with and to achieve our objectives and purposes; and
d.

In connection with the business activities specified in 1(a) and 1(b) above, our business activities include but are not limited to construction of telecommunications central construction, irrigation, communication, and other waste network construction, electrical installations, telecommunications installation, air conditioning and ventilation installation, fee-based pr contract-based wholesale trading, wholesale of computers and computer equipment, wholesale of software, wholesale of telecommunications equipment, wholesale of office and industrial machinery, spare parts and equipment, wholesale of other unclassifiable products, retail of software, retail of telecommunications equipment, publishing directories and mailing lists, publishing of software, film, video and television program production activities by the private companies, wired telecommunications activities, wireless telecommunications activities, satellite telecommunications activities, premium call services, premium SMS content services, managed call services (calling card), other value-added telephony services, internet service provider, data communication system services, internet telephony service for public purposes (ITKP), internet interconnection services (NAP), other unclassifiable information services activities, other multimedia services, video game development activities, e-commerce application activities, immersive media content programming and production activities, blockchain technology development activities, AI-based programming activities, other computer programming activities, information security consulting activities, digital identity provisioning activities, electronic certificate provision activities and services using electronic certificates, IoT consulting and design activities, computer consulting and other computer facilities management activities, IT activities and other computer services, data processing activities, hosting and its related activities, web portals and/or digital platforms with no commercial purposes, web portals and/or digital platforms with commercial purposes, retail trade of computers and its equipment, retail trade of video game equipment and the like, retail trade of office machines, retail trade of audio and video equipment in stores, other unclassifiable telecommunications, telecommunications service resale services, calibration/metrology services, and private film, video, and television programs distribution activities.

2.	Supporting Businesses
	a.	Provide payment transactions and money transfer services through telecommunications and IT networks;
b.

Carry out other activities and business to optimize our resources, including the utilization of fixed and movable assets, information system facilities, education and training facilities, maintenance, and repair facilities;

	c.	Cooperating with other parties in order to optimize ICT resources owned by other parties in the ICT industry, in line with and to achieve the goals and objectives of our Company; and
d.

In connection with the business activities specified in 2(a) and 2(b) above, our business activities include, but are not limited to general printing industry, residential building construction, office buildings construction, other buildings construction, electrical civil construction, civil construction of telecommunications structures for transportation infrastructure, other unclassifiable civil construction, marine, river, and air navigation construction installation services, electronic installation, plumbing installation, heating and geothermal installation, mechanical installations, other unclassifiable construction installations, interior decoration, wholesale of printing and publishing goods in various forms, wholesale trade of laboratory equipment, pharmaceutical equipment and medical devices for humans, pharmaceutical equipment and medical devices for veterinary use, retail trade of laboratory equipment, specialized retail trade of pharmaceutical goods and drugs, medical devices, perfumes, and other cosmetics, audio recording activities, special telecommunications activities for defense and security purposes, music publishing and music book activities, other monetary intermediaries, payment service provider (PJP), transportation consulting activities, industrial management consulting activities, other management consulting activities, certification services, laboratory testing services, technical installation inspection services, advertising, other related and unclassifiable reservation services, tourism information services, call center activities, other unclassifiable business support services, special event organization services, meetings, incentive travel, conference and exhibition (MICE) organizing services, private education tutoring and counseling, and computers and similar equipment repair.

In accordance with our Articles of Association and in compliance with Indonesian Company Law, we have a Board of Commissioners and a Board of Directors. These boards are separate, and no individual may be a member of both boards. Each of the Board of Directors and Board of Commissioners receives a tantiem if we surpass certain financial and operating targets, the amounts of which are determined by the shareholders at the AGMS.

A member of the Board of Directors shall have no right to represent our Company if such member has a conflict of interest with our Company. To take any corporate actions in which a conflict of interest exists between the personal economic interest of a Director, a Commissioner or a principal shareholder and our Company’s economic interest, the Board of Directors must obtain the approval of a GMS with due observance of the laws and regulations in the capital markets sector. Such GMS must be attended by independent shareholders (i.e., those shareholders having no conflict of interest) who hold more than one-half of the total number of shares with valid voting rights held by all independent shareholders and the resolution must be passed by the affirmative votes of independent shareholders holding more than one-half of the total number of shares with valid voting rights. In passing any resolutions, the principal shareholders, the Directors, and Commissioners who have conflicts of interest in the transaction that is being decided are not entitled to give any recommendation or opinion. Any resolution passed by independent shareholders shall be confirmed by the entire quorum of the meeting to be followed by all shareholders present in the meeting, including those having conflicts of interest..

Our Articles of Association require our Board of Directors to obtain the written approval of our Board of Commissioners in order to, among other things:

a.	Write off our Company's assets within a certain value limit determined by the Board of Commissioners with due observance to the provisions of laws and regulations governing State Owned Enterprises, as follows:
1)	Write off due to the transfer/assignment of our Company's fixed assets;
2)	Write off due to the transfer/assignment of other Company assets;
3)	Write off our Company's fixed assets and/or other assets other than due to transfer/assignment, including write-offs of bad debts;
b.	Relinquish the right to collect or not collect bad principal receivables, interest receivables, fines, fees, and other receivables other than the principal receivables, carried out for the purpose of restructuring and/or settlement of receivables, as well as other actions to settle our Company's receivables that have been written off, either in part or in whole, within a certain value limit determined by the Board of Commissioners, provided that the write-off shall first obtain the approval of BPI Danantara in accordance with laws and regulations in the field of State Owned Enterprises;
c.	Encumber our Company's assets as collateral with a certain value limit determined by the Board of Commissioners;
d.	Bind our Company as guarantor (borg or avalist) with a certain value determined by the Board of Commissioners, with due observance to the capital market regulations;
e.	Receive medium-term/long-term loans and provide medium-term/long-term loans with a certain value determined by the Board of Commissioners with due observance to the capital market regulations;
f.	Provide loans to subsidiaries as referred to in laws and regulations governing State Owned Enterprises with a certain value limit determined by the Board of Commissioners;
g.	Enter into partnerships with business entities or other parties in the form of licensing agreements, management contracts, asset leases, Joint Operations (KSO), Build Operate Transfer (BOT), Build Own Transfer (BowT), Build Transfer Operate (BTO), and other similar partnerships that are not part of our Company's daily business as usual activities, with a specific value or time period determined by the Board of Commissioners;
h.	Make equity participation in subsidiaries, joint ventures, and/or other companies, including participation to establish subsidiaries and/or joint ventures with certain value limits determined by the Board of Commissioners, except for the purpose of rescuing receivables, with due observance to the capital market regulations;
i.	Decrease equity participation, including dilution, in subsidiaries, joint ventures, and/or other companies with certain value limits determined by the Board of Commissioners, except for the purpose of rescuing receivables, with due observance to the capital market regulations;
j.	Divest equity participation in subsidiaries, joint ventures, and/or other companies with certain value limits determined by the Board of Commissioners, except for the purpose of rescuing receivables with due observance to the capital market regulations;
k.	Carry out actions that constitute material transactions as defined by laws and regulations in the capital market with certain values determined by the Board of Commissioners, unless such actions constitute material transactions exempted by applicable laws and regulations in the capital markets;

l.	Carry out mergers, amalgamations, acquisitions, separations, and dissolutions of subsidiaries and joint ventures with certain values determined by the Board of Commissioners with due observance to the capital market regulations;
m.	Carry out investments with certain value limits and/or criteria determined by the Board of Commissioners, with due observance to the capital market regulations;
n.	Establish and change our Company's logo;
o.	Establish an organizational structure one level below the Board of Directors;
p.	Approve the establishment of foundations, organizations, and/or associations with legal entities, whether directly or indirectly related, formed by subsidiaries;
q.	Approve the imposition of fixed and routine costs and obligations for foundations, organizations, and/or associations with legal entities formed by subsidiaries;
r.	Establish guidelines and/or policies for the governance of investment activities; and
s.	Actions not yet stipulated in our Company's Work Plan and Budget (RKAP).

These actions may only be taken by the Board of Directors after receiving a written response from the Board of Commissioners and the holder of the highest number of Series B shares and approval from the holder of the Series A Dwiwarna share to: a) propose representatives of our Company as candidates for members of the Board of Directors and Board of Commissioners of joint ventures and/or subsidiaries that are state owned enterprises; b) Propose representatives of our Company as candidates for members of the Board of Directors and Board of Commissioners of certain joint ventures and/or subsidiaries that are not state owned enterprises as determined by the holder of the highest number of Series B shares.

The Board of Commissioners shall determine the limits and/or criteria for matters as contemplated in letters a, b, c, d, e, f, g, h, i, j, k, l, and m above after obtaining the approval of the Series B majority shareholders. The approval of the Board of Commissioners specifically regarding letters a, b, c, d, e, f, g, h, i, j, k, l, and m above, with certain limits and/or criteria, shall be determined after obtaining the approval of the Series A Dwiwarna Shareholder or the Series B majority shareholders. The actions of the Board of Directors as referred to in letter g above, to the extent necessary for the implementation of the main business activities commonly carried out in the relevant business sector, subject to the provisions of laws and regulations, do not require the approval of the Board of Commissioners and/or the GMS. The actions of the Board of Directors as referred to in letters g and h above, to the extent necessary for participating in tenders and/or implementing projects and/or fulfilling requirements and/or carrying out core business activities commonly carried out in the relevant business sector, subject to the provisions of laws and regulations, do not require the approval of the Board of Commissioners and/or the GMS. The approval of the Board of Commissioners regarding letters r and s above shall be determined after obtaining the approval of the Series B majority shareholders.

Actions of the Board of Directors to transfer or collateralize the assets of our Company (in one or a series of transactions, whether related to each other or not) the value of which exceed 50% of the total net assets of our Company (based on our Consolidated Financial Statements) would require approval of a GMS, except for those that are business activities of our Company as stipulated in the Articles of Association.

The Board of Directors is responsible for leading and managing our Company in accordance with our objectives and purposes and to control, preserve and manage the assets of our Company.

Our Articles of Association do not contain any requirement for our Directors to: (i) retire by a specified age, or (ii) to own any or a specified number of shares of our Company. The rights, preferences and restrictions attaching to each class of shares of our Company in respect of specified matters are set forth below:

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

Any change to the rights of shareholders requires (i) a GMS resolution with an attendance quorum of at least three-quarters of the total shares in the affected class of shares and approval by at least three-quarters of the shares in the affected class of shares present or represented at the meeting, and (ii) that the GMS be attended and the resolution be approved by the holder of the Series A Dwiwarna Share. If the attendance quorum is not met, a second meeting may be held and shall be valid and entitled to adopt resolutions if attended by at least two-thirds of the total shares in the affected class of shares present or represented at the meeting, subject to the same approval threshold.

A GMS may only be convened upon the issuance of the requisite announcement by us. The Board of Directors may convene an EGMS following a written request by (i) the holder of the Series A Dwiwarna Share; (ii) one or more shareholders holding at least 1/10 (10%) of our shares in the aggregate; or (iii) the Board of Commissioners. GMS announcements are required to be published on the website of the e-RUPS provider, the Indonesia Stock Exchange website, and our corporate website, in both Bahasa Indonesia and at least one foreign language (English). An announcement of the GMS must be issued to shareholders at least 14 calendar days (excluding the date of announcement and the date of notice) prior to the notice for the GMS. The formal notice for the GMS must be issued at least 21 calendar days (excluding the date of notice and the date of the GMS) prior to the meeting. GMS meetings may also be held electronically via the Electronic General Meeting of Shareholders System (e-RUPS) provided by PT Kustodian Sentral Efek Indonesia (KSEI) through its eASY.KSEI platform, or through another e-RUPS provider approved by the OJK.

A GMS may only be convened upon the issuance of the requisite announcement by us. The Board of Directors may convene an EGMS following a written request by (i) the holder of the Series A Dwiwarna Share; (ii) one or more shareholders holding at least 1/10 (10%) of our shares in the aggregate; or (iii) the Board of Commissioners. GMS announcements are required to be published on the website of the e-RUPS provider, the Indonesia Stock Exchange website, and our Company's website, in both Bahasa Indonesia and at least one foreign language (English). An announcement of the GMS must be issued to shareholders at least 14 calendar days (excluding the date of announcement and the date of notice) prior to the notice for the GMS. The formal notice for the GMS must be issued at least 21 calendar days (excluding the date of notice and the date of the GMS) prior to the meeting. GMS meetings may also be held electronically via the Electronic General Meeting of Shareholders System (e-RUPS) provided by PT Kustodian Sentral Efek Indonesia (KSEI) through its eASY.KSEI platform, or through another e-RUPS provider approved by the OJK.

Unless otherwise specified by law or the Articles of Association, the quorum for an AGMS or EGMS requires shareholders representing more than one-half of the total shares with valid voting rights, and binding resolutions may be passed if approved by the holders of more than one-half of the shares with valid voting rights present at the GMS. If the attendance quorum is not met at the first meeting, a second meeting notice must be issued at least seven calendar days prior to the second meeting (excluding the notice date and meeting date), and the second meeting shall be valid if attended by shareholders representing at least one-third of the total shares with valid voting rights; resolutions may be passed by the affirmative vote of more than one-half of the shares with valid voting rights present. The second meeting may be held no sooner than ten calendar days and no later than 21 calendar days after the first meeting. If the quorum is not met at the second meeting, a third meeting may be held upon our application to the OJK, which shall determine the applicable attendance and resolution requirements.

Shareholders may vote by proxy. Electronic proxy is available through the e-RUPS system, and electronic proxies must be granted no later than one business day prior to the GMS. All resolutions are to be passed by consensus and deliberation. If consensus cannot be reached, resolutions are passed by simple majority, unless a larger majority is required by our Articles of Association. Our Articles of Association do not contain any limitations on the right of any person to own our shares or to exercise their voting rights, and Indonesian capital markets regulations do not limit share ownership in IDX-listed companies by local or foreign persons.

Any merger, consolidation, acquisition, separation, or petition for our Company to be declared bankrupt, or dissolution of our Company requires (i) a GMS resolution attended by the holder of the Series A Dwiwarna Share and the other shareholders and/or their valid proxies representing at least three-quarters of the total shares with valid voting rights, and approved by the holder of the Series A Dwiwarna Share and the other shareholders and/or their valid proxies representing at least three-quarters of the total shares with valid voting rights present at the meeting; and (ii) the GMS must be attended and the resolution be approved by the holder of the Series A Dwiwarna Share. If the attendance quorum is not met, a second meeting may be held and shall be valid if attended by the holder of the Series A Dwiwarna Share and the other shareholders and/or their valid proxies representing at least two-thirds of the total shares with valid voting rights, and resolutions shall be valid if approved by the holder of the Series A Dwiwarna Share and the other shareholders and/or their valid proxies representing more than three-quarters of the total shares with valid voting rights present at the meeting. There are no other provisions in our Articles of Association that would have the effect of delaying, deferring, or preventing a change in control of our Company.

Under OJK Regulation No. 4 of 2024 on Report on Ownership or Any Change in Ownership of Shares of a Public Company and Report on Activities Involving the Pledging of Shares of a Public Company, each Director and Commissioner has an obligation to report to the OJK to their ownership and any changes in their ownership of our Company. This obligation also applies to shareholders who, directly and indirectly, own of 5% or more of our paid-up capital. Those shareholders would also have to report to OJK changes in their ownership of, or in excess of 0.5% of our paid-up capital.

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
Mergers and similar arrangements

Under the Delaware General Corporation Law (the “DGCL”), a merger, consolidation, or the sale, lease or transfer of all or substantially all of the assets of a corporation requires approval by the board of directors and, with certain exceptions, a majority of the outstanding shares entitled to vote thereon. The merger agreement must state, among other things, the terms of the merger and the method of carrying it out. Delaware law permits a merger agreement to contain a provision allowing for its termination by the board of directors of either corporation at any time prior to the filing of the agreement with the Delaware Secretary of State (or, if a post-filing effective time is specified, before such effective time), notwithstanding prior stockholder approval. The merger agreement may also be amended by the board of directors after stockholder approval, provided that any such amendment does not adversely affect the rights of the stockholders or change any term in the certificate of incorporation of the surviving corporation.

The DGCL provides for a “short-form” merger procedure, pursuant to which a parent corporation that owns at least 90.0% of each class of the capital stock of a subsidiary may, by a resolution of its board of directors, merge with such subsidiary without a vote by the stockholders of the subsidiary.

A stockholder of a Delaware corporation participating in certain major corporate transactions, including a merger or consolidation, may, under certain circumstances, be entitled to appraisal rights. If appraisal rights are available for a proposed merger or consolidation, the corporation must provide notice of such rights to its stockholders at least 20 days prior to the stockholder meeting. A stockholder wishing to exercise appraisal rights must (i) not vote in favor of the

Under the Indonesian Company Law, a merger or consolidation may only be completed if a merger/consolidation plan, containing the prescribed elements together with the draft deed of merger or draft deed of consolidation, is approved by a general meeting of shareholders of each of the companies involved. A three-quarters vote cast at the meeting is required at a general meeting of shareholders where a quorum of three-quarters of the shares with valid voting rights is present. Before the transaction is submitted for approval to the general meeting of shareholders, the directors must publish a summary of the merger or consolidation plan in one national newspaper and make an announcement in writing to the employees at least 30 days prior to the “summoning” of the general meeting of shareholders.

Shareholders who do not agree with the proposed merger or consolidation will have the right to require the company to purchase their shares at the fair market value (appraisal rights). Such share repurchases by the company are limited to a maximum of 10% of its issued and paid-up capital. If the number of shares requested to be repurchased exceeds this threshold, the company is required to procure the purchase of the remaining shares by a third party.

Additional requirements are applicable for mergers or consolidations involving public companies (e.g., OJK Regulation No. 74/POJK/04/2016 on Business Merger or Business Consolidation of Public Companies) and SOE (e.g., Government Regulation No. 43 of 2005 on Merger, Consolidation, Acquisition and Change of the Legal Form of State-Owned Enterprises).

Delaware Law	Indonesian Law

transaction, (ii) continuously hold the shares of record from the date of making the demand through the effective date of the transaction, and (iii) deliver a written demand for appraisal to the corporation before the stockholder vote is taken. If these conditions are met, the stockholder is entitled to have the “fair value” of their shares (exclusive of any value arising from the accomplishment or expectation of the merger) judicially determined by the Delaware Court of Chancery and paid in cash.

Shareholder’s suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

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

Delaware Law	Indonesian Law

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

Annual vote on board renewal

Under the DGCL, unless directors are elected by written consent in lieu of an annual meeting, directors are elected at an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible. Cumulative voting in the election of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for such a right.

The DGCL permits corporations to establish a classified board of directors. A director of a corporation with a classified board may be removed only for cause by the affirmative vote of a majority of the outstanding shares entitled to vote at an election of directors, unless the certificate of incorporation provides otherwise.

Under the Indonesian Company Law, member of the board of directors or board of commissioners is appointed by a general meeting of shareholders for a fixed duration. If the term of office has lapsed, the relevant director or commissioner can be re-appointed at a general meeting of shareholders.

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

Indemnification of directors and executive management and limitation on liability

Delaware Law	Indonesian Law

The DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors for monetary damages for breach of a fiduciary duty as a director. Effective August 1, 2022, the DGCL was amended to permit a similar provision for certain corporate officers, including the president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer.

However, no provision in the certificate of incorporation may eliminate or limit the liability of a director or officer for:

●
any breach of the duty of loyalty to the corporation or its stockholders;
●
acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or
●
any transaction from which the director or officer derived an improper personal benefit.

A provision exculpating directors may also not limit liability for the unlawful payment of dividends or unlawful stock purchase or redemption. Furthermore, a provision exculpating officers may not limit the liability of such an officer for any action by or in the right of the corporation, including derivative claims.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any such indemnification is subject to a determination that the director or officer has met the applicable standard of conduct, which may be made:

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

Under the Indonesian Company Law, the term "take actions to prevent such losses or the continuation thereof" includes obtaining sufficient information with regard to the management action that may cause the losses, including through convening a meeting of the board of directors. These principles are further expressly reinforced by state-owned enterprises under the SOE Law. Notwithstanding the foregoing, the statutory protection afforded under the Indonesian Company Law may not be available in circumstances where a member of the board of directors’ actions is taken in bad faith, involve conflicts of interest, or constitute violations of applicable laws and regulations, including in the context of derivative actions brought on behalf of the company.

Delaware Law	Indonesian Law
●
by a majority vote of the directors who are not parties to the proceeding, even if less than a quorum;
●
by a committee of such directors designated by a majority vote of such directors, even if less than a quorum;
●
by independent legal counsel in a written opinion if there are no such directors, or if such directors so direct; or
●
by the stockholders.

A Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

A Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy

Delaware Law	Indonesian Law
as expressed in the Securities Act and is therefore unenforceable.
Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two primary components: the duty of care and the duty of loyalty.

The duty of care requires that a director, in discharging corporate duties, act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation. Under this duty, a director must inform themselves of all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner the director reasonably believes to be in the best interests of the corporation and its stockholders. A director must not use their corporate position for personal gain or advantage. This duty prohibits self-dealing and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder that is not shared by the stockholders generally.

In general, the actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. This is known as the business judgment rule. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented, a director must prove the “entire fairness” of the transaction to the corporation, which requires a showing of both fair dealing (procedural fairness) and fair price (substantive fairness).

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

Director action by written consent

Delaware Law	Indonesian Law

Under the DGCL, unless otherwise restricted by the certificate of incorporation or bylaws, any action required or permitted to be taken at a meeting of the board of directors may be taken without a meeting if all members of the board consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board.

Under the Indonesian Company Law, a director may undertake certain legal action upon obtaining approval from general meeting of shareholders. Furthermore, Indonesian Company Law also allows a company’s article of association to grant authority to the board of commissioners to provide approval to the board of directors for certain legal actions.

Shareholder action by written consent

Under the DGCL, unless otherwise restricted by the certificate of incorporation or bylaws, any action required or permitted to be taken at a meeting of the board of directors may be taken without a meeting if all members of the board consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board.

Shareholders of an Indonesian limited liability company may only exercise their voting rights in a general meeting of shareholders and may not act by written consent. Alternatively, voting rights may also be exercised by way of a written resolution provided that such resolution is signed by all of the shareholders of the company.

Shareholder proposals

Under the DGCL, an annual meeting of stockholders must be held for the election of directors. While the DGCL does not grant stockholders a statutory right to bring any proposal before an annual meeting, it provides that any other proper business may be transacted at the annual meeting. A stockholder’s ability to submit proposals or director nominations at an annual meeting is generally governed by the corporation’s certificate of incorporation and bylaws, which typically include advance notice provisions requiring stockholders to provide timely notice and certain information regarding the proposed business or nomination.

The DGCL provides that a special meeting of stockholders may be called by the board of directors or by such other person or persons as may be authorized by the certificate of incorporation or the bylaws. The right of stockholders to call a special meeting must be explicitly granted in the certificate of incorporation or bylaws.

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

Cumulative voting

Delaware Law	Indonesian Law
Under the DGCL, cumulative voting in the election of directors is not permitted unless a corporation’s certificate of incorporation specifically provides for such a right.	Under the Indonesian Company Law, cumulative voting is not permitted for the election of directors.
Removal of directors

Under the DGCL, a director may be removed from office, with or without cause, by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote at an election of directors. In the case of a corporation with a classified board of directors, however, directors may be removed only for cause, unless the certificate of incorporation provides otherwise.

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

Transactions with interested shareholders

The DGCL generally prohibits a corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date that such person becomes an interested stockholder. An interested stockholder is generally defined as a person or group who owns 15.0% or more of the corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15.0% or more of the corporation’s outstanding voting stock at any time within the three-year period immediately preceding the date on which it is sought to be determined whether such person is an interested stockholder.

This prohibition does not apply if:

●
prior to the date the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●
upon consummation of the transaction which resulted in the stockholder becoming an

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

Delaware Law	Indonesian Law
interested stockholder, the interested stockholder owned at least 85.0% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

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

Dissolution; Winding up

Under the DGCL, the dissolution of a corporation is typically initiated by its board of directors. If the board adopts a resolution to dissolve, the proposal must be submitted to the stockholders for approval. The

Dissolution of a company must be approved by a general meeting of shareholders; such meeting has to be attended by shareholders holding at least three-quarters of the total number of outstanding shares in the company

Delaware Law	Indonesian Law

dissolution must then be approved by the holders of a majority of the corporation’s outstanding stock entitled to vote thereon. A Delaware corporation may, however, include in its certificate of incorporation a provision requiring a greater vote (i.e., a supermajority) to approve a dissolution.

Alternatively, unless otherwise provided in the certificate of incorporation, a dissolution may be approved without action by the board of directors if all stockholders entitled to vote thereon consent in writing to the dissolution.

carrying valid voting rights. The approval must be obtained by a majority of at least three-quarters of the total votes validly cast at the meeting.

Sale of assets

Under the DGCL, a sale, lease or exchange of all or substantially all of a corporation’s assets requires approval by the corporation’s stockholders. The process must be initiated by the board of directors, which must adopt a resolution declaring that the proposed transaction is advisable. The proposal must then be submitted to the stockholders for approval, which requires the affirmative vote of the holders of a majority of the outstanding stock of the corporation entitled to vote thereon.

Under Indonesian Company Law, shareholder approval must be obtained for the transfer of assets valued at more than 50% of the company’s net assets in one or more transactions, except for transfers made in the ordinary course of business activities.

Variation of rights of shares

Under the DGCL, a Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

The Indonesian Company Law allows companies to issue different classes of shares. Varying rights of existing shares or issuing new classes of shares with different rights requires amending the company’s articles of association. Such amendment must be approved by a general meeting of shareholders.

Redemption of shares

Under the DGCL, a corporation may issue shares of stock that are redeemable at the option of the corporation, at the option of the holder, or upon the happening of a specified event. Such stock may be made redeemable for cash, property, or rights, including securities of the same or another corporation, as specified in the certificate of incorporation or in a

The Indonesian Company Law stipulates that the redemption of shares applies to shares that have been repurchased by the company or to shares classified as redeemable shares. The Indonesian Company Law imposes a restriction whereby the redemption of repurchased shares shall not cause the company’s net

Delaware Law	Indonesian Law

resolution of the board of directors providing for the issuance of such stock.

However, the DGCL provides that no redeemable common stock may be issued by a corporation unless the corporation has outstanding at least one class of common stock that is not subject to redemption. Furthermore, a corporation may not redeem all of its outstanding common stock unless it has outstanding at least one class of non-redeemable stock with full voting powers.

assets to be less than the total amount of issued capital plus statutory reserves that have been set aside.
Amendment of governing documents

Under the DGCL, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

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

Inspection of books and records

Under the DGCL, any stockholder, upon written demand under oath stating a proper purpose, has the right to inspect for any proper purpose, and to make copies and extracts from:

●
the corporation’s stock ledger, a list of its stockholders, and its other books and records; and
●
a subsidiary’s books and records, to the extent that the corporation has actual possession and control of such records and the corporation could obtain such records through the exercise of control over such subsidiary.

Examination of documents and information pertaining to the company may be requested for the purpose of obtaining data or information whether a director’s or a commissioner’s unlawful act is suspected to have caused losses to the company, its shareholders or third parties. An application must be made to the district court that has jurisdiction over the domicile of the company. The application requesting the right to examine the company must be made in good faith and based on fair reasoning.

Delaware Law	Indonesian Law

A proper purpose is defined in the DGCL as a purpose reasonably related to the demanding stockholder’s interest as a stockholder. Where a stockholder seeks to inspect the stock ledger or list of stockholders, the burden of proof is on the corporation to establish that the inspection is sought for an improper purpose. Where the stockholder seeks to inspect other books and records, the stockholder has the burden of proof to establish that the inspection is sought for a proper purpose.

Payment of dividends

Under the DGCL, the board of directors may authorize and declare dividends without stockholder approval, subject to any restrictions contained in the corporation’s certificate of incorporation. The DGCL provides that dividends may be paid either:

●
out of the corporation’s surplus; or
●
if there is no surplus, out of the corporation’s net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (the “nimble dividend”).

A dividend may not be paid out of net profits, however, if the capital of the corporation is less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Separately, stockholder approval is required to amend the certificate of incorporation to increase the number of authorized shares of capital stock. Once stock is authorized, the board of directors may generally approve the issuance of such shares without further stockholder approval, unless such approval is required by the certificate of incorporation or applicable stock exchange rules.

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

Delaware Law	Indonesian Law
Creation and issuance of new shares

Under the DGCL, a corporation’s authority to issue shares of capital stock is a two-step process involving the authorization of shares and the subsequent issuance of such authorized shares.

First, the maximum number of shares that a corporation is authorized to issue must be specified in its certificate of incorporation. Increasing the number of authorized shares requires an amendment to the certificate of incorporation, which must be approved first by a resolution of the board of directors and then by the affirmative vote of the holders of a majority of the corporation’s outstanding stock entitled to vote.

Second, once a sufficient number of shares is authorized, the board of directors generally has the authority to issue shares from time to time on such terms and for such consideration as it may determine, without further stockholder approval, unless such approval is required by the certificate of incorporation or applicable stock exchange rules

Issuance of new shares in an amount that is still within the company’s authorized capital must be approved by a general meeting of shareholders attended by shareholders representing more than one-half of the total number of issued voting shares in the company, and the decision must be approved by shareholders representing more than one-half of the total votes validly cast at the meeting.

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

Anti-takeover measures

Under the DGCL the certificate of incorporation of a corporation may give the board of directors the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude

The Indonesian Company Law does not provide for a prohibition on takeovers, but rather emphasizes that the act of acquiring shares or companies must take into account the interests of the public and fair competition, to prevent the possibility of a monopoly that is detrimental to the public.

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

C.                         MATERIAL CONTRACTS

In 2023, in line with our FMC initiative, we entered into the following contracts with Telkomsel to combine our fixed broadband and mobile broadband services into a single business entity, by transferring a portion of our assets and liabilities allocated to the IndiHome business segment to Telkomsel:

●	Wholesale Agreement between Telkom and Telkomsel dated April 6, 2023 (the “Wholesale Agreement”);
●	Fixed Broadband Core Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023 (the “Fixed Broadband Core TSA”);
●	IT System Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023 (the “IT System TSA”); and
●	Deed of Spin-off of IndiHome Business Segment by Telkom into Telkomsel dated June 27, 2023 (the “Deed of Transfer”).

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

E.                         TAXATION

The following summary contains a description of the principal Indonesian and United States federal income tax consequences of the purchase, ownership, and disposition of ADSs or shares of common stock. This summary does not purport to be a complete description of all of the tax considerations that may be relevant to a decision to acquire, own, or dispose of ADSs or shares of common stock.

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
		6.	have activities or an active business other than only receiving income in the form of dividends, interests, or royalties from Indonesia; and

7.

there is no arrangement of transactions either directly or indirectly with the objective to obtain benefits from implementation of a tax treaty, such as:

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

Stamp Duty

Since January 1, 2021, pursuant to Law No. 10 of 2020 on Stamp Duty (“Law No. 10/2020”), the nominal amount of the Indonesian stamp duty is Rp10,000 for documents concerning civil matters and documents presented as evidence before a court of law. Law No. 10/2020 stipulates the triggering event for each type of document (e.g., for agreements, the stamp duty becomes due and payable upon signing, and for documents relating to securities transactions effected through the stock exchange, the stamp duty becomes due and payable when the documents evidencing the transfer (e.g., the trade confirmation for trading of stocks listed on the IDX) are made (e.g., issued by the broker)). Such stamp duty is payable by the relevant party as set out in the law. For documents relating to listed stock transactions (i.e., trade confirmations), the stamp duty is payable by the recipient of the document (i.e., the purchaser of the securities). For other types of commercial papers (e.g., collective share certificates evidencing ownership of non-listed securities), the stamp duty is payable by the issuer of such commercial papers when the document evidencing ownership of the commercial papers is made by the issuer of the securities.

Certain Material Considerations Regarding U.S. Federal Income Tax

The following is a summary of certain material U.S. federal income tax considerations to U.S. Holders, as defined below, of ADSs or common stock that are held as “capital assets” (generally, property held for investment) under section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon the Code, its legislative history, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, published rulings and court decisions, as well as the Convention between the Government of the United States and the Government of the Republic of Indonesia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”), each as in effect on the date hereof, all of which are subject to change, or changes in interpretation, possibly with retroactive effect. In addition, this discussion is based in part upon representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreements will be performed according to its terms.

This summary does not discuss all aspects of U.S. federal income taxation which may be relevant to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including, but not limited to, a person who directly, indirectly or constructively owns 10% or more of the stock of ours measured either by voting power or value, a person who acquires ADSs or common stock pursuant to the exercise of any employee share option or otherwise as compensation, banks and other financial institutions, insurance companies, brokers or dealers in securities, a trader in securities who elects to use a mark-to-market method of accounting for its securities holdings, a person that may have been liable for alternative minimum tax, regulated investment companies, real estate investment trusts, S corporations, grantor trusts, partnerships and their partners, individual retirement and other tax-deferred accounts, certain former U.S. citizens or long-term residents, and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, investors that will hold ADSs or common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that purchase or sell ADSs or common stock as part of a wash sale, investors subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs or common stock being taken into account in an applicable financial statement, investors who are resident, or who are carrying on a trade, in Indonesia, or investors that have a functional currency other than the

U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address U.S. federal estate and gift taxes, the U.S. federal tax on net investment income, or state, local, or non-U.S. tax considerations. Each U.S. Holder is urged to consult such holder’s tax advisor regarding the U.S. federal, state, local and non-U.S. income, and other tax considerations of their investment in the ADSs or common stock.

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

As described in more detail below, based on our Consolidated Financial Statements and relevant market data, we believe that we did not meet the definition of a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes with respect to our 2025 taxable year. In addition, based on our Consolidated Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate we will be a PFIC for any future taxable year. However, our status for the 2025 taxable year and future taxable years will depend on our income and assets (which for this purpose depends in part on the market value of the ADSs or common shares) in those years. See the discussion below under “Passive Foreign Investment Company.”

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

The U.S. Dollar amount of dividends received by certain non-corporate U.S. Holders will generally be taxable at favorable rates as opposed to being taxable at ordinary income rates if the dividends are “qualified dividends.” Dividends paid on ADSs or common stocks will be treated as qualified dividends if (i) the U.S. Holder has held the ADSs or common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, and is not obligated to make related payments with respect to positions in substantially similar or related property, (ii) either our Company qualifies for the benefits of the Treaty and the Treaty is a qualified treaty for purposes of the “qualified dividend” rules, or the dividends are with respect to ADSs readily tradable on a U.S. securities market, and (iii) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a “passive foreign investment company,” or PFIC. The Treaty has been approved for purposes of the qualified dividend rules, and we expect to qualify for benefits under the Treaty so long as there is substantial and regular trading in our common stock on the IDX. We are considered a qualified foreign corporation with respect to the ADSs because our ADSs are listed on the NYSE.

Based on our Consolidated Financial Statements and relevant market data, we believe that we did not meet the definition of a PFIC for U.S. federal income tax purposes with respect to our 2025 taxable year. In addition, based on our Consolidated Financial Statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market data, we do not anticipate we will be a PFIC for any future taxable year. However, our status for the 2025 taxable year and future taxable years will depend on our income and assets (which for this purpose depends in part on the market value of the ADSs or common shares) in those years. See the discussion below under “Passive Foreign Investment Company.”

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

Dividends paid by us generally will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. Subject to certain complex limitations, it is possible that any Indonesian tax withheld from distributions to a U.S. Holder in accordance with the Treaty generally may be deductible or creditable, at such U.S. Holder’s option, in computing such U.S. Holder’s federal income tax liability. However, U.S. Treasury regulations released in January 2022 tightened the standards for determining whether a foreign tax is creditable, and the IRS has issued additional guidance with respect to those regulations since their release. We have not determined whether this Indonesian withholding tax would be creditable under these regulations or the IRS guidance. Accordingly, U.S. Holders should consult their tax advisors regarding the creditability of this Indonesian tax. If a U.S. Holder elects to claim a deduction, rather than a foreign tax credit, for a particular taxable year, such election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. Holder in the particular year.

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

We do not believe we were a PFIC for prior taxable years. Based on the current and anticipated composition of our assets and income and the current expectations regarding the price of the ADSs and common stock, we do not believe that we are a PFIC for our 2025 taxable year, and we do not expect to become a PFIC for future taxable years. This is a factual determination, however, that must be made annually at the end of the taxable year. Therefore, it may be possible that we are classified as a PFIC for our 2025 taxable year or for another future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of the ADSs or common stock may cause us to be considered a PFIC in the current or any subsequent year.

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

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks that arise from changes in foreign exchange rates and interest rates risk, each of which will have an impact on us. Generally, we do not hedge our long-term liabilities in foreign currencies but hedge our obligation for the current year. As of December 31, 2025, assets in foreign currencies represented 447.7% of our liabilities denominated in foreign currencies. Our exposure to interest rate risk is managed through a mix of fixed and variable rate liabilities and assets, including short-term fixed-rate assets. Our exposure to such market risks fluctuated during 2023, 2024 and 2025 as the Indonesian economy was affected by changes in the U.S. Dollar to Indonesian Rupiah exchange rate and interest rates themselves. We are not able to predict whether such conditions will continue during 2025 or thereafter.

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

Information on such sensitivity analysis showing the impact on our equity and profit/(loss) of hypothetical variations of the U.S. Dollar against the Rupiah as of December 31, 2025, can be found in Note 34b (i) of our Consolidated Financial Statements. As of December 31, 2025, we estimate that 1.0% appreciation of the U.S. Dollars against the Rupiah would cause Rp135 billion profit (compared to Rp137 billion profit as of December 31, 2024). Further, as of December 31, 2025, we estimate that 1.0% depreciation of the U.S. Dollar against the Rupiah would cause Rp135 billion loss. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

The below table shows a breakdown by main categories of financial assets and financial liabilities of our exposure to foreign currency risk as of December 31, 2025:

Foreign Exchange Risk	Outstanding Balance
	as of December 31, 2025		Expected Maturity Date
	Foreign	Rp							Fair
	Currency	Equivalent	2026	2027	2028	2029	2030	Thereafter	Value
	(million)	(Rp billion)	(Rp billion)
ASSETS
Cash and Cash Equivalents
U.S. Dollar	522	8,709	8,709	—	—	—	—	—	8,709
Others(1)	21	388	388	—	—	—	—	—	388
Other Current Financial Assets
U.S. Dollar	53	895	895	—	—	—	—	—	895
Others(1)	-	-	-	—	—	—	—	—	—
Trade Receivables
Related Parties
U.S. Dollar	0	3	3	—	—	—	—	—	3
Others(1)	0	0	0	—	—	—	—	—	0
Third Parties
U.S. Dollar	144	2,408	2,408	—	—	—	—	—	2,408
Others(1)	12	212	212	—	—	—	—	—	212
Contract Assets
U.S. Dollar	4	75	75	—	—	—	—	—	75
Others(1)	—	—	—	—	—	—	—	—	—
Other Receivables
U.S. Dollar	1	10	10	—	—	—	—	—	10
Others(1)	—	—	—	—	—	—	—	—	—
Other Current Assets
U.S. Dollar	1	24	24	—	—	—	—	—	24
Others(1)	0	6	6	—	—	—	—	—	6
Long-term Investment in Financial Instruments
U.S. Dollar	308	5,134	5,134	—	—	—	—	—	5,134
Others(1)	6	107	107	—	—	—	—	—	107
Other Non-current Assets
U.S. Dollar	0	7	7	—	—	—	—	—	7
Others(1)	1	12	12	—	—	—	—	—	12
LIABILITIES
Trade Payables
Related Parties
U.S. Dollar	0	1	1	—	—	—	—	—	1
Others(1)	—	—	—	—	—	—	—	—	—
Third Parties
U.S. Dollar	159	2,645	2,645	—	—	—	—	—	2,645
Others(1)	3	62	62	—	—	—	—	—	62
Other Payables
U.S. Dollar	20	327	327	—	—	—	—	—	327
Others(1)	2	38	38	—	—	—	—	—	38
Accrued Expenses

Foreign Exchange Risk	Outstanding Balance
	as of December 31, 2025		Expected Maturity Date
	Foreign	Rp							Fair
	Currency	Equivalent	2026	2027	2028	2029	2030	Thereafter	Value
	(million)	(Rp billion)	(Rp billion)
U.S. Dollar	11	186	186	—	—	—	—	—	186
Others(1)	11	187	187	—	—	—	—	—	187
Advances from Customers
U.S. Dollar	4	66	66	—	—	—	—	—	66
Others(1)	0	6	6	—	—	—	—	—	6
Short-term Bank Loans
U.S. Dollar	—	—	—	—	—	—	—	—	—
Current Maturities of Long-term Liabilities
U.S. Dollar	11	180	180	—	—	—	—	—	180
Others(1)	0	7	7	—	—	—	—	—	7
Other Liabilities
U.S. Dollar	0	6	6	—	—	—	—	—	6
Others(1)		—	—	—	—	—	—	—	—
Long-term Liabilities(2)
U.S. Dollar	23	386	386	—	—	—	—	—	386
Others(1)	1	22	22	—	—	—	—	—	22

Notes:

(1)	Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollar equivalents using the Reuters bid and offer rates prevailing at the end of the reporting period.
(2)	Long-term liabilities for the purpose of this table consist of loans denominated in foreign currencies from long-term bank loans.

Interest Rate Risk

Our exposure to interest rate fluctuations results primarily from changes to the variable rate applied for long-term debt. Borrowings at variable interest rates expose our Company and our subsidiaries to interest rate risk. In order to reduce our exposure to interest rate fluctuations, we aim to balance the share of our fixed-rate loans and floating-rate loans in our bank borrowings. We try to achieve this where there are opportunities to increase the share of fixed-rate loans in our overall loan portfolio in light of prevailing interest rates available in the market at any given time and based on market and our expectations as to future floating and fixed interest rates. As of December 31, 2025, approximately 49.8% (based on the aggregate then outstanding principal) of our total bank borrowings were floating-rate loans. To measure market risk fluctuations in interest rates, our Company and our subsidiaries primarily use the interest margin and maturity profile of the financial assets and liabilities based on the changing schedule of the interest rate.

In this Form 20-F, we chose to provide investors with the results of a sensitivity analysis related to our interest rate risk sensitive instruments as opposed to the tabular presentation of information related to interest rate risk sensitive instruments, we disclosed in previous annual reports on Form 20-F. We believe such presentation, together with comparable information for the fiscal year ended December 31, 2025, makes it easier to understand the impact of variations in interest rates on our Company’s financial performance and financial position as we use selected hypothetical changes in interest rates to illustrate such impact. We also believe this type of sensitivity analysis provides useful information and is widely used by investors for measuring the impact of such variations on interest rate risk sensitive instruments held by issuers.

As of December 31, 2025, we estimate that a decrease by 25 basis points in the interest rates of our variable rate borrowings would have increased our equity and profit or loss by Rp94 billion (compared with a Rp72 billion increase as of December 31, 2024); a similar increase by 25 basis points in the interest rates of our variable rate borrowings would have decreased our equity and profit or loss by Rp94 billion (compared with a Rp72 billion decrease as of December 31, 2024). The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

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

As of December 31, 2025, trade and other receivables decreased by Rp1,419 billion or 11.1%, from Rp12,829 billion as of December 31, 2024, to Rp11,410 billion as of December 31, 2025, driven by decrease in trade receivables from related parties (Rp375 billion), third parties (Rp595 billion), and other receivables (Rp449 billion).

There were no significant concentrations of credit risk, as no single customer receivable balance accounted for more than 7.94% of total trade receivables as of December 31, 2025 (compared to 5.76% as of December 31, 2024). We actively manage customer credit risk by continuously monitoring outstanding balances and collection patterns, ensuring that trade and other receivables do not reflect major concentrations of risk. Our assessment of customer receivables is ongoing and incorporates both historical data and current monitoring, with regular updates to our expected credit loss provisions as warranted. As of the date hereof, management remains confident in its ability to sustain minimal exposure to customer credit risk, and has recognized sufficient provisions for impairment of receivables to cover potential losses from uncollectible accounts, based on historical data on credit losses.

As of December 31, 2025, we believe the provisions for impairment of receivables are adequate to cover potential losses from uncollectible accounts. For further details on our credit risk exposure and financial assets as of December 31, 2025, please refer to Notes 6, 7 and 34b(iv) of our Consolidated Financial Statements. See also "Item 5B. Liquidity and Capital Resources — Current Assets."

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

As of December 31, 2025, our management considered the price risk for our financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

Liquidity Risk

Liquidity risk arises in situations where we experience difficulties in fulfilling our financial obligations when they become due. Prudent liquidity risk management implies maintaining sufficient cash in order to meet our financial obligations. We regularly monitor our financial position ratios, such as liquidity ratios and debt-to-equity ratios, and our ability to comply with applicable covenants in our financial agreements. For additional information on our exposure to liquidity risk, please refer to Note 34b(v) to our Consolidated Financial Statements.

(1)

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                         DEBT SECURITIES

Not applicable.

B.                        WARRANTS AND RIGHTS

Not applicable.

C.                         OTHER SECURITIES

Not applicable.

D.                         AMERICAN DEPOSITARY SHARES

Bank of New York Mellon Corporation serves as the “Depositary” for our ADSs, which are traded on the NYSE. See Exhibit 2.1 to this Form 20-F for a description of our ADSs.

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

The Depositary did not waive, or pay directly to third parties on our behalf, any expenses relating to the year ended December 31, 2025.

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

Neither we nor the Depositary have any obligation to become involved in a lawsuit or other proceeding related to the ADRs or the Deposit Agreement on behalf of ADR Holders or on behalf of any other person unless we or the Depositary, as applicable, have been provided with satisfactory indemnity against all expenses and liabilities.

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

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.                         DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer (“CEO”) and chief financial officer (“CFO”), has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of December 31, 2025, as required by Rule 13a-15(b) under the Exchange Act.

Our management, in consultation with the Audit Committee, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective. Controls and procedures conducted by our management include controls and procedures that are designed to help establish that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance of achieving the desired objectives of the control system.

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

Our internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, accurately and fairly reflect the transactions and dispositions of the assets of our Company, in reasonable detail; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB; (iii) provide reasonable assurance that receipts and expenditures occur only with proper authorization from our management and Board of Directors; and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on our Consolidated Financial Statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Future projections of any evaluation of effectiveness are subject to the risk that controls may become inadequate due to changing conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") (2013 framework). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

C.                         ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

EY Indonesia, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in their report included in our Consolidated Financial Statements.

D.                         CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes in our internal control over financial reporting during the most recently completed fiscal year that would materially affect, or are reasonably likely to materially affect, our internal control over financial reporting.

We remain committed to continual improvements in internal control processes and will continue to review and monitor our control over financial reporting and its procedures in order to promote compliance with the requirements of the Sarbanes-Oxley Act of 2002 and related regulations as stipulated by COSO. We will also continue to dedicate significant resources from time to time to improve our internal control over financial reporting.

ITEM 16.         [RESERVED]

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

As of December 31, 2025, the Board of Commissioners determined that Mr. Achmad Taufik and Mr. Irhoan Tanudiredja, members of the Audit Committee, each qualifies as an Audit Committee Financial Expert in accordance with the requirements of Item 16A of Form 20-F and as an “independent” member in accordance with the provisions of Rule 10A-3 under the Exchange Act.

Mr. Taufik has been a member of our Audit Committee since September 25, 2025. Previously Mr. Taufik served as a Secretary of Board of the Commissioners of PT PLN (Persero) (2020-2024), and as a Senior Specialist of Komisi Pemberantasan Korupsi (KPK) (2005-2020). Mr. Taufik is a Chartered Accountant and Indonesia Registered Accountant registered with the Ministry of Finance of the Republic of Indonesia. He also holds a Certification in Qualified Risk Governance Professional (QRGP) and a Certification in Audit Committee Practices (CACP). Mr. Taufik being a Certified Financial Investigator (CFI).

Mr. Tanudiredja has been a member of our Audit Committee since December 1, 2025. Previously Mr. Tanudiredja served as a PricewaterhouseCoopers (“PwC”) Indonesia Partner - Entrepreneur & Private Business (EPB) Unit Leader & Client Service (2020-2023), as a PwC Indonesia Partner – Firm Managing Partner (CEO/President Director) & Client Service (2009-2020). Mr. Tanudiredja also held various other positions at PwC Indonesia from 1986 to 2009. Mr. Tanudiredja is a Certified Public Accountant (CPA) and Certified Practicing Accountant (CPA Australia), and he is a member of the Association of Chartered Certified Accountants (ACCA).

ITEM 16B.         CODE OF ETHICS

In compliance with Section 406 of the Sarbanes-Oxley Act of 2002, our code of ethics applies equally to our Commissioners, our President Director, and our Director of Finance (positions equivalent to Chief Executive Officer and Chief Financial Officer, respectively), Directors and other key officers as well as all of our employees. You may view our code of ethics on our website at www.telkom.co.id/sites/about-us/en_US/page/code-of-ethics-and-corporate-culture-80. Amendments to or waivers from the code of ethics will be posted on our website as well. Information contained on that website is not a part of this annual report on Form 20-F. Copies of our code of ethics may also be obtained at no charge by writing to our Investor Relations Unit at Telkom Landmark Tower, 32nd Floor, Jl. Gatot Subroto No. 52, Jakarta 12710, Indonesia.

`ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

In line with existing procedures and taking into consideration the independence and qualifications of independent auditors, at our AGMS on May 27, 2025, we appointed KAP Purwanto Susanti dan Surja, a registered KAP with the OJK, to perform the audit on our Consolidated Financial Statements for the year ended December 31, 2025, and on the effectiveness of internal control over financial reporting as of December 31, 2025. The fee for the audit and other service, for the fiscal year ended December 31, 2025 was agreed at Rp92.95 billion.

KAP Purwanto Susanti dan Surja has been our public accountant since 2012 (and was formerly known as KAP Purwantono, Sungkoro & Surja).

KAP Purwanto Susanti dan Surja is also assigned to perform an audit of funds utilization of the Micro and Small Business Program (Pendanaan Usaha Mikro dan Usaha Kecil) for the fiscal year ended December 31, 2025.

Fees and Services of the External Auditor

The following table summarizes the fees for audit and other services in 2023, 2024 and 2025:

	For Years Ended on December 31,
	2023	2024	2025
	(Rpmillion)	(Rpmillion)	(Rpmillion)
Audit Fee	68,969	79,003	89,810
All Other Fees	3,964	4,724	3,143

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

Pursuant to Section 10(i)(1)(B) of the Exchange Act and paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X issued thereunder, our Audit Committee Charter waives the pre-approval requirement for permissible non-audit services where: (i) the aggregate amount of the fees for such non-audit services constitutes no more than 5% of the total amount of fees paid by us to our independent registered public accounting firm during the year in which the services are provided; or (ii) the proposed services are not regarded as non-audit services at the time the contract to perform the engagement is signed. In addition to these two requirements, the performance of non-audit services must be approved prior to the completion of the audit by a member of the Audit Committee who has been delegated pre-approval authority by the full Audit Committee, or by the full Audit Committee itself.

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

The Indonesian Company Law does not require Indonesian public companies to form any of the committees described in the NYSE listing standards. However, the OJK Audit Committee Regulation requires the board of commissioners of a public company to establish an audit committee which is chaired by an independent commissioner. In addition, the OJK Audit Committee Regulation requires each member of such audit committee to be either an independent commissioner or external independent member, with the audit committee comprised of at least three members with at least one independent commissioner and one external independent member and at least one member of the audit committee that has expertise in accounting or finance.

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

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2025, we repurchased an aggregate of 8,945,400 of our Class B Ordinary Shares on the open market pursuant to the share repurchase program authorized by our shareholders on May 27, 2025.

Period	(a) Total number	(b) Average price paid	(c) Total number of	(d) Maximum number of shares
	of shares	per share	shares	that may yet be purchased
			purchased as part of	under the plans or programs
	purchased		publicly announced plans
or programs
January 1, 2025 to January 31, 2025	-	-	-	-
February 1, 2025 to February 28, 2025	-	-	-	-
March 1, 2025 to March 31, 2025	-	-	-	-
April 1, 2025 to April 30, 2025	-	-	-	-
May 1, 2025 to May 31, 2025	-	-	-	-
June 1, 2025 to June 30, 2025	1,750,000	Rp2,586	1,750,000	Rp2.99 Trillion
July 1, 2025 to July 31, 2025	-	-	-	-
August 1, 2025 to August 31, 2025	-	-	-	-
September1, 2025 to September 30, 2025	-	-	-	-
October 1, 2025 to October 31, 2025	-	-	-	-
November 1, 2025 to November 30, 2025	-	-	-	-
December 1, 2025 to December 31, 2025	7,195,400	Rp3,472	7,195,400	Rp2.97 Trillion
Total	8,945,400	-	8,945,400

Notes:

(1)	All of the share repurchases listed in the above table were made in open market transactions.
(2)	The average price paid per share does not include broker commissions.

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

The KNKG formulated the General Guideline for Indonesian Corporate Governance (PUGKI) 2021 Code for Indonesian Corporate Governance 2021 (the Pedoman Umum Governansi Korporat Indonesia or “PUGKI”), which recommended setting more stringent corporate governance standards for Indonesian companies, such as the appointment of independent commissioners and nomination and remuneration committees by the board of commissioners, as well as increasing the scope of disclosure obligations for Indonesian companies. Although the KNKG recommended that the GCG Code be adopted by the Government as a basis for legal reform, as of the date of this annual report on Form 20-F, the Government has not enacted regulations that fully implement the provisions of the GCG Code.

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

C.                         COMMITTEES AND MEETINGS OF NON-EXECUTIVE DIRECTORS

See also “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

In addition to detailed information on our audit committee disclosed in “Item 16D. Exemptions from the Listing Standards for Audit Committees,” the NYSE corporate governance rules applicable to non-foreign private issuers listed on the NYSE require companies have a nominating/corporate governance committee and a compensation committee. Each of these committees must consist solely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate governance committee must develop and recommend to the board of directors as set of corporate governance principles. In Indonesia, OJK Regulation No. 34/POJK.04/2014 on Nomination and Remuneration Committee for Issuer or Public Company (“OJK Regulation No. 34/2014”) requires public companies to have nomination and remuneration function that must be undertaken by the board of commissioners or may be formed a committee. The nomination and remuneration committee consists of at least three members, including one independent commissioner acting as the chairperson. The other members may be members of the company’s board of commissioner, or persons from outside the company, provided that the person meets the required conditions. Our board of commissioners has formed a Nomination and Remuneration Committee that performs the duties of a compensation committee. See also “Item 6. Directors, Senior Management and Employees — B. Compensation” and “Item 6. Directors, Senior Management and Employees — C. Board Practices — Nomination and Remuneration Committee.” Our Board of Commissioners regularly reviews our corporate governance policies and practices, and assesses whether our corporate governance program is properly applied and maintained in accordance with the applicable regulations. See also “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees — C. Board Practices.”

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

Regular Monitoring and Audits

At the Board of Directors level, the responsibility for cybersecurity falls to the Director of Network. Vice President (VP) of Network Strategy & Architecture is responsible for Group’s overall cybersecurity strategy and governance, while our Operational Vice President (OVP) of Cybersecurity is responsible for managing the day-to-day operation of Telkom’s Cybersecurity Operation. Both reports directly to the Director of Network.  Our Cybersecurity Operation Center operates 24/7 to address cybersecurity threats and collaborates with related units to protect sensitive data. Its responsibilities include monitoring and responding to security threats and incidents, analyzing and investigating security events, conducting forensics, performing security testing and vulnerability management, and managing security threat intelligence.

Since 2022, the TelkomGroup Cybersecurity Squad was initiated to support cross-entity collaboration on cybersecurity. In 2024, this function was formalized as the TelkomGroup Cybersecurity Committee, which includes representatives from all Telkom Directorates and cybersecurity representatives from our subsidiaries. The Committee’s Management is led by the Director of Network & IT Solutions, with the VP of Network/IT Strategy, Technology & Architecture serving as Working Level Coordinator. The Committee oversees our Group’s cybersecurity governance, providing strategic direction, as well as cybersecurity-related risks.

Cybersecurity risks are incorporated into our overall risk profile and our risk management team is responsible for managing these risks. Our risk management team, together with the management of each unit throughout our Group, promotes that risk assessment is carried out, establishes and executes our Risk Treatment Plan, implements controls, monitors and reviews the effectiveness of our information security system operations, and documents the results.  We conduct risk assessments at least once a year, according to rules set out in our Risk Assessment Policy Standards. We also conduct internal and external audits periodically. Discrepancies between implementation and policy identified in the operational process and audit results are followed up with evaluations and necessary corrective steps, which are fully documented. For oversight purposes, our risk management team provides a quarterly report on our risk profile to the Planning and Risk Evaluation and Monitoring Committee, which is part of our Board of Commissioners.

Incident Management

Our Computer Security Incident Response Team (“CSIRT”) manages and responds to cybersecurity incidents. Our CSIRT is part of our Group’s Crisis Management Team (CMT), which is responsible for preparing for and responding to potential emergencies and crises that could impact our organization. The CSIRT is responsible for managing crises related to cybersecurity.

·	Composition: The CSIRT consists of designated personnel with specific roles and responsibilities related to cybersecurity incident management, such as the Coordinator and the Secretary, and multiple specific fields within it, such as Legal, Communications & Public Relations, IT & Infrastructure, among others. These designees each have designated tasks such as coordinating incident response activities, monitoring cybersecurity incident activities, supporting data management and reporting, undergoing post-incident evaluations, and ensuring all actions adhere to specific procedural and security response guidelines.
·	Procedure and coordination: The CSIRT coordinates with various departments and stakeholders within our Company to promote a comprehensive and timely response to cybersecurity incidents, such as by allowing coordinators and other key personnel to appoint appropriate deputies for daily operations or during incident handling. This enables inter-unit and even inter-subsidiary coordination for rapid incident response. If an incident suggests potential failures in data privacy, the cybersecurity team promptly coordinates with the Data Protection Team to promote appropriate actions that are taken. In such cases, our Data Privacy Policies are applied to address the incident, ensure compliance with data protection regulations, and mitigate related risks.
·	Reporting: The CSIRT is responsible for reporting cybersecurity incidents to the relevant authorities, our management, and affected parties, as per our incident response plan, to promote compliance with applicable regulatory requirements.

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

Management standards. The purpose of these reviews is to assess the continued effectiveness of our access control mechanisms and their alignment with the evolving security landscape.
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

Furthermore, we implement and regularly update our cybersecurity policies to align with evolving needs and industry standards and regulations. These updates incorporate changes and improvements in information security management with an aim of ensuring that our practices remain effective and relevant. In order to keep our information security standards current and effective, we endeavor to adhere to international standards such as ISO/IEC 27001: 2022, which are globally recognized frameworks for information security. We attained these certifications on February 13, 2025. In addition, with respect to application development, we consider the OWASP Secure Coding Practices Checklist, which provides guidance on best practices in coding to enhance application security. This checklist specifically helps developers avoid common coding pitfalls that could lead to security vulnerabilities. We also conduct vulnerability and penetration tests on the applications to promote compliance with our cybersecurity standards.

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

Employee Behavioral Guidelines

We have established clear and detailed guidelines designed to safeguard confidential information and minimize the risk of information leakage or misuse by our employees. These guidelines encompass various aspects of data handling, confidentiality, and the acceptable use of company resources. Specifically, our guidelines cover the following:

·	Employee obligations and prohibitions: Employees are required to know, understand, and comply with our information security policies, sign an Integrity Pact annually, and responsibly manage and protect information from misuse by unauthorized parties. Our guidelines explicitly prohibit several actions to protect confidential information, including sharing passwords, accessing information unlawfully, misusing company information, storing important company documents without proper security measures, and leaving devices unsecured. Our employees are also responsible for ensuring their actions align with applicable standards.
·	Social media and external communication: Our guidelines prescribe restrictions on posting or forwarding information classified as Highly Confidential or Confidential on social media, except for specific company programs. Our guidelines also prohibit the posting or forwarding of hoax news, provocative materials, or content related to sensitive social issues, and the unauthorized sharing of company information with unauthorized parties.
·	Use of cloud storage and external software: Storing classified information in cloud storage or websites not managed by us is forbidden, as is the installation of software on information technology work equipment outside of established procedures or that infringes on intellectual property laws.
·	Handling and transmission of sensitive data: Our guidelines mandate that transactions of data and information classified as Confidential or Highly Confidential must be conducted through systems managed by us to prevent unauthorized access and promote data integrity.

These guidelines aim to promote responsibility among our employees with regard to the handling and distribution of confidential and sensitive information. The measures are designed to cultivate a security-conscious environment, thereby reducing the likelihood of inadvertent leaks or malicious misuse of company data and resources.

Increasing Cybersecurity Awareness

We conduct programs aimed at improving the cybersecurity awareness of our employees. This includes continuous socialization of our Information Security Governance policies and competency enhancement related to cybersecurity awareness. We also periodically assess employee cybersecurity awareness, administer mandatory e-learning courses, and conduct phishing simulation exercises.

We also have a procedure in place for enforcing discipline regarding any violations of our information security regulations, which includes coordination among relevant units, such as the Human Capital Management Unit and Cybersecurity Unit.

As of the date hereof, we have 90 employees with various globally recognized professional certification of information security/cybersecurity and related certifications at the intermediate and expert levels, such as the following:

1.	Certified Information Systems Security Professional (CISSP) - Offered by the International Information System Security Certification Consortium, CISSP validates an IT security professional's technical skills and experience in designing, engineering, and managing the overall security posture of an organization;
2.	Offensive Security Certified Professional (OSCP) - OSCP is a technical certification focused on practical penetration testing skills and methodologies. Provided by Offensive Security, it prepares professionals to conduct ethical hacking in a variety of scenarios and environments;

3.	Certified Ethical Hacker (CEH) - Offered by the International Council of Electronic Commerce Consultants (EC-Council), this certifies individuals in the field of ethical hacking by demonstrating expertise in identifying vulnerabilities from a cybersecurity perspective in a vendor neutral environment;
4.	CompTIA Cybersecurity Analyst (CySA+) - Offered by CompTIA, this is a certification that prepares IT security analysts to use behavioral analytics to detect, combat, and prevent cybersecurity threats through continuous monitoring and analysis;
5.	Certified Information Security Manager (CISM) - Offered by ISACA, this certification equips professionals with the knowledge to manage and oversee an organization’s information security program and align it with business objectives;
6.	Certified Information Privacy Technologist (CIPT)- Issued by the International Association of Privacy Professionals (IAPP), is a professional privacy credential that validates a practitioner’s understanding of privacy’s role in technology—particularly how to build privacy-friendly products, services, and systems and embed data protection practices into the technology lifecycle;
7.	Certified Information Systems Auditor (CISA) - Offered by ISACA, CISA validates an IT security professional's auditing, control, and assurance of information systems;
8.	Computer Hacking Forensic Investigator (CHFI) - Offered by EC Council, this certification validates the knowledge and skills to perform effective digital forensics investigations, particularly in the context of computer hacking incidents;
9.	Certified Cloud Security Professional (CCSP) - Offered by International Information System Security Certification Consortium, the certification validates the knowledge of cloud security architecture, governance, risk management, and compliance;
10.	IMI Certified in Data Protection (CDP) - Issued by Identity Management Institute (IMI), a data protection certification covering privacy/data protection requirements and the administrative and technical controls used to protect data across its lifecycle;
11.	ISACA Certified in the Governance of Enterprise IT (CGEIT) - Issued by ISACA, a credential validating expertise in governing enterprise IT, including benefits/value delivery, risk optimization, and resource optimization;
12.	Security Blue Team Level 1 (BTL1) - Issued by Security Blue Team, an entry-level blue-team certification focused on practical SOC/defensive skills such as investigation workflows, threat intel, and incident response fundamentals;
13.	Hack The Box Certified Defensive Security Analyst (HTB CDSA) - Issued by Hack The Box (HTB Academy), a hands-on defensive certification assessing SOC-relevant security analysis and incident-handling skills;
14.	ISACA Certified Data Privacy Solutions Engineer (CDPSE) - Issued by ISACA, a privacy engineering credential focused on designing and integrating privacy solutions across governance, architecture, and the data lifecycle;
15.	PMI Project Management Professional (PMP) - Issued by the Project Management Institute (PMI), a globally recognized project management credential demonstrating capability to lead and deliver projects across predictive, hybrid, and agile approaches;

16.	Certified in Risk and Information Systems Control (CRISC) - Issued by ISACA, an IT risk management certification demonstrating expertise in identifying and managing IT risk and implementing information systems controls;
17.	Certified CyberDefender (CCD) - Issued by CyberDefenders, a hands-on blue-team/SOC certification validating real-world defensive and investigative skills (e.g., threat hunting and incident response) via a practical exam;
18.	OpenGroup TOGAF Certified - Issued by The Open Group, an enterprise architecture certification earned by passing TOGAF exams, demonstrating knowledge of the TOGAF Standard and its application;
19.	Cisco Certified Network Associate (CCNA) - Issued by Cisco, a foundational networking certification covering core networking concepts plus basics of security, automation, and troubleshooting;
20.	PMI Certified Associate in Project Management (CAPM) - Issued by the Project Management Institute (PMI), an entry-level project management certification validating foundational project management knowledge and terminology; and
21.	Cisco Certified Network Professional Enterprise (CCNP Enterprise) - Issued by Cisco, a professional-level enterprise networking certification demonstrating skills to implement, operate, and troubleshoot enterprise networks, including security and automation topics.

Our cybersecurity training programs aim to achieve the following:

·	Raising awareness: The training programs educate employees about potential cyber threats, suspicious activities (such as phishing attempts via suspicious links), and risky behaviors (such as sharing passwords). This heightened awareness helps employees identify and avoid actions that could lead to cyber-attacks;
·	Developing skills: The certification opportunities included in the training programs seek to equip the workforce with the necessary technical skills to effectively respond to and manage cybersecurity incidents when they occur;
·	Strengthening the human firewall: Employees are often the first line of defense against cyber intrusions. By training our employees in cybersecurity best practices, we strengthen our overall security posture and reduce the likelihood of successful attacks resulting from human error or lack of awareness; and
·	Enabling proactive cyber-risk management: We hope that the training will enable our employees to proactively identify potential vulnerabilities and threats, allowing us to address risks before they lead to full-blown security incidents. Essentially, the training programs seek to shift from a reactive incident response framework to proactive risk management.

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

ITEM 18.            FINANCIAL STATEMENTS

See pages F-1 through F-113.

ITEM 19.            EXHIBITS

The following exhibits are filed as part of this Form 20-F:

1.1	Articles of Association (as last amended on January 6, 2026).
2.1	Description of securities.
4.1*	Deed of Spin-off of IndiHome Business Segment by Telkom into Telkomsel dated February 9, 2023.
4.2*	Fixed Broadband Core Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023.
4.3*	IT System Transition Services Agreement between Telkom and Telkomsel dated April 6, 2023.
4.4*	Wholesale Agreement between Telkom and Telkomsel dated April 6, 2023.
8.1	List of Significant Subsidiaries
11.1	Insider Trading Policy
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

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA TBK

Jakarta, May 15, 2026

By:	/s/ Dian Siswarini
Dian Siswarini
President Director / Chief Executive Officer

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.
and its subsidiaries

Consolidated financial statements

as of December 31, 2024 and 2025

and for each of the three years in the period ended December 31, 2025 with reports of independent registered public accounting firm

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements

as of December 31, 2025 and for the year ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, we undersigned:

1.	Name	:	Dian Siswarini
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Tebet Utara II C/18 RT 004 RW 001
Kelurahan Tebet Timur, Kecamatan Tebet, Jakarta Selatan
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Arthur Angelo Syailendra
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Jenderal Sudirman Kav. 59 RT 004 RW 003
Kelurahan Senayan Kecamatan Kebayoran Baru, Jakarta Selatan
	Phone	:	(022) 452 7201/ (021) 520 9824
	Position	:	Director of Finance and Risk Management

hereby state as follows:

1.

We are responsible for the preparation and presentation of the consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries as of December 31, 2025 and for the year ended;

2.

The Company and its subsidiaries’ consolidated financial statements as of December 31, 2025 and for the year ended have been prepared and presented in accordance with International Financial Reporting Standards;

3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statements;

4.	The Company and its subsidiaries’ consolidated financial statements do not contain false material information or facts, nor do they omit any material information or facts;

5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, May 15, 2026

for and behalf of

PT Telkom Indonesia (Persero) Tbk.

/s/ Dian Siswarini Dian Siswarini President Director	/s/ Arthur Angelo Syailendra Arthur Angelo Syailendra Director of Finance and Risk Management

Report of Independent Regist ered Public A ccounting Firm

Report No. 00012/2.1505/NS.0/06/0687-4/1/V/2026

To the Shareholders and the Boards of Commissioners and Directors of

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion on the Financial St a t ements

We have audited the accompanying consolidated statements of financial position of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 15, 2026 expressed an unqualified opinion thereon.

Change in Accounting Policy

As discussed in Note 2.y.iii to the consolidated financial statements, the Company has elected to change its accounting policy in relation to the componentization of drop cable assets in 2025, and retrospective application in 2023 and 2024.

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

Report of Independent Regist ered Public A ccounting Firm (continued)

Report No. 00012/2.1505/NS.0/06/0687-4/1/V/2026 (continued)

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

Evaluation of telecommunication infrastructures estimated useful lives

Description of the matter

As of December 31,2025, the balance of consolidated telecommunication infrastructures amounted to Rp144,713 billion which represents 50% of total consolidated assets. As discussed in Notes 2.y.ii.(b) and 1 2 to the accompanying consolidated financial statements, the Company reviews the estimated useful lives of its property and equipment, including telecommunication infrastructures, at least annually and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the property and equipment.

Auditing the Company's estimated useful lives of telecommunication infrastructures is complex and requires significant judgment because the determination of the estimated useful lives considers a number of factors, including strategic business plans, expected future technological developments, and market behavior.

Report of Independent Regist ered Public A ccounting Firm (continued)

Report No. 00012/2.1505/NS.0/06/0687-4/1/V/2026 (continued)

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

/s/ Purwanto Susanti dan Surja

We have served as the Company’s independent auditor since 2012.

Jakarta, Indonesia

May 15, 2026

Report of Independent Regist ered Public A ccounting Firm

Report No. 00013/2.1505/NS.0/06/0687-4/1/V/2026

To the Shareholders and the Boards of Commissioners and Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

Opinion on Internal Control over Financial Reporting

We have audited Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2025 and 2 0 2 4, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes, and our report dated May 15, 2026 expressed an unqualified opinion thereon.

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

Report of Independent Regist ered Public A ccounting Firm (continued)

Report No. 00013/2.1505/NS.0/06/0687-4/1/V/2026 (continued)

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

/s/ Purwanto Susanti dan Surja

Jakarta, Indonesia

May 15, 2026

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2025

AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2025

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2024 and 2025

(Amounts in the tables are expressed in billions of Rupiah and millions of U.S. Dollar, unless otherwise stated)

		As restated (Note 2y.iii)
		January 1, 2024	2024	2025
	Notes	Rp	Rp	Rp	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,31,34	29,007	33,905	34,228	2,052
Other current financial assets	5,31,34	1,661	1,285	1,420	85
Trade and other receivables	6,31,34	10,948	12,829	11,410	684
Contract assets	7,31	2,704	2,449	2,290	137
Inventories	8	997	1,096	901	54
Prepaid taxes	28	1,928	2,844	1,979	119
Contract costs	10	653	1,134	932	56
Assets held for sale	1e	—	—	751	45
Other current assets	9,31	7,730	7,552	7,869	472
Total Current Assets		55,628	63,094	61,780	3,704

NON-CURRENT ASSETS
Contract assets	7,31	26	129	109	7
Long-term investments	11	8,162	8,335	7,387	443
Contract costs	10	1,568	1,596	1,370	82
Property and equipment	12,31,33	170,108	168,354	163,458	9,801
Right-of-use assets	13a	24,024	28,471	29,333	1,759
Intangible assets	15	8,731	9,442	9,237	554
Deferred tax assets	28h	5,872	5,382	6,733	404
Other non-current assets	14,28,31	5,433	6,208	7,873	472
Total Non-current Assets		223,924	227,917	225,500	13,522
TOTAL ASSETS		279,552	291,011	287,280	17,226

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	16,31,34	19,049	15,790	16,832	1,009
Contract liabilities	18a,31	6,848	7,738	7,970	478
Current income tax liabilities	28c	2,333	868	369	22
Other tax liabilities	28d	2,192	2,425	1,656	99
Accrued expenses	17,31,34	13,079	14,192	14,867	891
Customer deposits	31	2,566	2,872	1,523	91
Short-term bank loans	19,31,34	9,650	11,525	6,929	415
Current maturities of long-term loans	20,31,34	10,276	15,866	17,746	1,064
Current maturities of lease liabilities	13a,34	5,458	5,447	5,945	357
Liabilities directly associated with the assets held for sale	1e	—	—	466	28
Total Current Liabilities		71,451	76,723	74,303	4,454

NON-CURRENT LIABILITIES
Deferred tax liabilities	28h	841	992	1,233	74
Contract liabilities	18b,31	2,591	2,484	2,851	171
Long service award provisions	30	1,153	1,192	1,308	78
Pension benefits and other post-employment benefits obligations	29	11,414	11,540	12,996	779
Long-term loans	20,31,34	27,773	25,518	26,099	1,565
Lease liabilities	13a,34	14,844	18,478	18,547	1,112
Other non-current liabilities		290	224	240	16
Total Non-current Liabilities		58,906	60,428	63,274	3,795
TOTAL LIABILITIES		130,357	137,151	137,577	8,249

EQUITY
Capital stock	22	4,953	4,953	4,953	297
Additional paid-in capital		1,977	1,977	1,977	119
Treasury stock		—	—	(30)	(2)
Retained earnings		121,106	125,913	122,131	7,324
Other reserves		500	759	1,120	67
Net equity attributable to owners of the parent company		128,536	133,602	130,151	7,805
Non-controlling interests	21	20,659	20,258	19,552	1,172
TOTAL EQUITY		149,195	153,860	149,703	8,977
TOTAL LIABILITIES AND EQUITY		279,552	291,011	287,280	17,226

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For each of the Three Years in the Period Ended December 31, 2025

(Amounts in the tables are expressed in billions of Rupiah and millions of U.S. Dollar, unless otherwise stated)

		As restated (Note 2y.iii)
		2023	2024	2025
	Notes	Rp	Rp	Rp	US$ (Note 3)
REVENUES	24,32	149,216	149,967	146,742	8,799

COST AND EXPENSES
Operation, maintenance, and telecommunication service expenses	26,31	(39,718)	(41,202)	(41,234)	(2,473)
Depreciation and amortization expenses	12,13,15	(34,265)	(34,134)	(37,653)	(2,258)
Personnel expenses	25, 31	(15,927)	(16,807)	(16,362)	(981)
Interconnection expenses	31	(6,363)	(6,880)	(7,018)	(421)
General and administrative expenses	27,31	(6,099)	(6,225)	(6,601)	(396)
Marketing expenses		(3,530)	(3,824)	(3,287)	(197)
Unrealized gain (loss) on changes in fair value of investments	11	(748)	188	(242)	(15)
Gain (loss) on foreign exchange - net		(36)	136	180	11
Other income (expense) - net		259	252	(468)	(28)

OPERATING PROFIT		42,789	41,471	34,057	2,041
Finance income-net	31	1,061	1,367	1,661	100
Finance cost	31	(4,692)	(5,221)	(5,208)	(312)
Share of profit (loss) of long-term investment in associates		1	3	(1)	0

PROFIT BEFORE INCOME TAX		39,159	37,620	30,509	1,829

INCOME TAX (EXPENSE) BENEFIT	28e
Current		(8,796)	(7,635)	(7,605)	(456)
Deferred		331	(506)	1,064	65
		(8,465)	(8,141)	(6,541)	(391)

PROFIT FOR THE YEAR		30,694	29,479	23,968	1,438
OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation		(66)	258	360	22
Changes in fair value of investments	11	2	1	1	0
Share of other comprehensive income (loss) of long-term investment in associates	11	(1)	1	1	0
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Defined benefit actuarial gain (loss) - net	29	(1,389)	635	(236)	(14)
Other comprehensive income (loss) - net		(1,454)	895	126	8

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		29,240	30,374	24,094	1,446

Profit for the year attributable to:
Owners of the parent company	23	23,053	22,365	17,486	1,049
Non-controlling interests	21	7,641	7,114	6,482	389
		30,694	29,479	23,968	1,438
Total comprehensive income for the year attributable to:
Owners of the parent company		21,575	23,150	17,626	1,057
Non-controlling interests		7,665	7,224	6,468	389
		29,240	30,374	24,094	1,446
BASIC EARNINGS PER SHARE (in full amount)	23
Profit per share		232.71	225.77	176.52	0.01
Profit per ADS (100 Series B shares per ADS)		23,271.23	22,576.72	17,651.75	1.06

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For Each of the Three Years in the Period Ended December 31, 2025

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2022 (as previously stated)		4,953	1,977	121,730	564	129,224	19,851	149,075
Restatement adjustment		—	—	(5,666)	—	(5,666)	—	(5,666)
Balance, January 1, 2023 (as restated, Note 2y.iii)		4,953	1,977	116,064	564	123,558	19,851	143,409
Net comprehensive income for the year
Profit for the year	21,23	—	—	23,053	—	23,053	7,641	30,694
Other comprehensive income (loss)		—	—	(1,414)	(64)	(1,478)	24	(1,454)
Net comprehensive income for the year		—	—	21,639	(64)	21,575	7,665	29,240
Transaction with owners recorded directly in equity
Differences in non-controlling interest ownership acquisition transactions of subsidiary		—	—	6	—	6	—	6
Cash dividend	22	—	—	(16,603)	—	(16,603)	(9,803)	(26,406)
Repurchase of non-controlling interest shares		—	—	—	—	—	(31)	(31)
Changes in non-controlling interest		—	—	—	—	—	22	22
Additional capital contributions from non-controlling interest of subsidiaries	1e	—	—	—	—	—	2,955	2,955
Net transactions with owners		—	—	(16,597)	—	(16,597)	(6,857)	(23,454)
Balance, December 31, 2023 (as restated, Note 2y.iii)		4,953	1,977	121,106	500	128,536	20,659	149,195

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For Each of the Three Years in the Period Ended December 31, 2025

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
		Capital	Additional	Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	earnings	reserves	Net	interests	equity
Balance, December 31, 2023 (as restated, Note 2y.iii)		4,953	1,977	121,106	500	128,536	20,659	149,195
Net comprehensive income for the year
Profit for the year	21,23	—	—	22,365	—	22,365	7,114	29,479
Other comprehensive income		—	—	526	259	785	110	895
Net comprehensive income (loss) for the year		—	—	22,891	259	23,150	7,224	30,374
Transaction with owners recorded directly in equity
Differences in value of restructuring transactions of entities under common control	1e	—	—	(401)	—	(401)	(158)	(559)
Cash dividend	22	—	—	(17,683)	—	(17,683)	(7,099)	(24,782)
Repurchase of non-controlling interest shares	1e	—	—	—	—	—	(704)	(704)
Changes in non-controlling interest		—	—	—	—	—	14	14
Additional capital contributions from non-controlling interest of subsidiaries	1e	—	—	—	—	—	322	322
Net transactions with owners		—	—	(18,084)	—	(18,084)	(7,625)	(25,709)
Balance, December 31, 2024 (as restated, Note 2y.iii)		4,953	1,977	125,913	759	133,602	20,258	153,860

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For Each of the Three Years in the Period Ended December 31, 2025

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
		Capital	Additional		Retained	Other		Non-controlling	Total
Description	Notes	stock	paid-in capital	Treasury Stock	earnings	reserves	Net	interests	equity
Balance, December 31, 2024 (as restated, Note 2y.iii)		4,953	1,977	—	125,913	759	133,602	20,258	153,860
Net comprehensive income for the year
Profit for the year	21,23	—	—	—	17,486	—	17,486	6,482	23,968
Other comprehensive income (loss)		—	—	—	(221)	361	140	(14)	126
Net comprehensive income (loss) for the year		—	—	—	17,265	361	17,626	6,468	24,094
Transaction with owners recorded directly in equity
Cash dividend	22	—	—	—	(21,047)	—	(21,047)	(7,359)	(28,406)
Treasury stock	1e	—	—	(30)	—	—	(30)	(79)	(109)
Repurchase of non-controlling interest shares	1e	—	—	—	—	—	—	(6)	(6)
Additional capital contributions from non-controlling interest of subsidiaries	1e	—	—	—	—	—	—	270	270
Net transactions with owners		—	—	(30)	(21,047)	—	(21,077)	(7,174)	(28,251)
Balance, December 31, 2025		4,953	1,977	(30)	122,131	1,120	130,151	19,552	149,703

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Each of the Three Years in the Period Ended December 31, 2025

(Amounts in the tables are expressed in billions of Rupiah and millions of U.S. Dollar, unless otherwise stated)

	Notes	2023	2024	2025
		Rp	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		148,458	148,415	146,002	8,755
Cash receipts from interests		1,049	1,366	1,670	100
Cash receipts from tax refund		681	1,144	1,322	79
Cash payments for expenses		(53,410)	(51,273)	(51,455)	(3,085)
Cash payments to employees		(16,116)	(16,364)	(13,319)	(799)
Cash payments for corporate and final income taxes		(10,746)	(11,528)	(10,438)	(626)
Cash payments for finance costs		(4,748)	(5,295)	(5,230)	(314)
Cash payments for short-term and low-value lease assets	13a	(3,770)	(3,693)	(4,654)	(279)
Cash payments for value added taxes - net		(1,410)	(1,691)	(1,076)	(65)
Cash receipts from others - net		593	519	1,020	61

Net cash provided by operating activities		60,581	61,600	63,842	3,827

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the disposal of long-term investments in financial instruments	11	—	—	728	44
Proceeds from insurance claims	12	199	143	151	9
Proceeds from sale of property and equipment	12	100	717	78	5
Purchase of property and equipment	12,36	(33,603)	(26,005)	(22,871)	(1,371)
Purchase of intangible assets	15,36	(2,817)	(3,658)	(2,897)	(174)
Payment for advance and other assets		(149)	(330)	(1,117)	(67)
Proceeds from (placement in) other current financial assets - net		(315)	339	(141)	(8)
Addition of long-term investment in financial instrument		(340)	(30)	(26)	(2)
Dividend received from associated company		14	3	—	—
Business acquisition - net of cash acquired	1e	—	(635)	—	—

Net cash used in investing activities		(36,911)	(29,456)	(26,095)	(1,564)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	19,20	38,834	52,653	69,895	4,191
Proceeds from issuance of new shares of subsidiaries		2,961	322	270	16
Repayments of loans and other borrowings	19,20	(35,323)	(47,607)	(72,037)	(4,320)
Cash dividend paid to the Company's stockholders	22	(16,603)	(17,683)	(21,047)	(1,262)
Cash dividend paid to non-controlling interests of subsidiaries		(9,803)	(7,099)	(7,359)	(441)
Repayments of principal portion of lease liabilities	36	(6,600)	(7,387)	(7,356)	(441)
Shares buyback of subsidiary	1e	(31)	(704)	(79)	(5)
Shares buyback	1c	—	—	(30)	(2)

Net cash used in financing activities		(26,565)	(27,505)	(37,743)	(2,264)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(2,895)	4,639	4	(1)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(44)	260	320	20
ALLOWANCE FOR EXPECTED CREDIT LOSSES		(1)	(1)	(1)	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	4	31,947	29,007	33,905	2,033
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	4	29,007	33,905	34,228	2,052

The accompanying notes form an integral part of these consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2024 and 2025

For Each of the Three Years in Period Ended December 31, 2025

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

Pursuant to Government Regulation No. 25 of 1991, the Company’s status was changed to a state-owned limited liability company (“Persero”). The ultimate parent entity of the Company is the Government of the Republic of Indonesia (the “Government”).

On March 22, 2025, based on Government Regulations No. 15 and No. 16 of 2025, the Company became a subsidiary of PT Danantara Asset Management ("DAM"), with the Government remaining as the Company's ultimate parent entity (Note 22).

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

The Company is domiciled and headquartered in Bandung, West Java, located at Jalan Japati No.1, Bandung.

The Company was granted several networks and/or services provision licenses by the Government which are valid for an unlimited period of time, given that the Company complies with the prevailing laws and regulations and fulfills the obligation stated in those licenses. For every license issued by the Minister of Communication and Digital Affairs (“MoCD”), previously Minister of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), replacing the previously known as Indonesian Directorate General of Post and Telecommunications (“DGPT”).

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

b.   The Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, and Internal Audit

i.     Boards of Commissioners and Directors

Based on the resolutions made at Annual General Meeting (“AGM”) of Stockholders of the Company as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 58 dated May 28, 2024, and No. 32 dated December 12, 2025, the composition of the Company’s Boards of Commissioners and Directors as of December 31, 2024 and 2025, respectively, were as follows:

	2024	2025
President Commissioner	-	Angga Raka Prabowo
President Commissioner/ Independent Commissioner	Bambang Permadi Soemantri Brojonegoro	-
Independent Commissioner	Bono Daru Adji	Rofikoh Rokhim
Independent Commissioner	Wawan Iriawan	Ira Noviarti
Independent Commissioner	-	Deswandhy Agusman
Commissioner	Arya Mahendra Sinulingga	Ossy Dermawan
Commissioner	Ismail	Rionald Silaban
Commissioner	Silmy Karim	Silmy Karim
Commissioner	Rizal Mallarangeng	Rizal Mallarangeng
Commissioner	Marcelino Rumambo Pandin	-
Commissioner	Isa Rachmatarwata	-
President Director	Ririek Adriansyah	Dian Siswarini
Director of Enterprise & Business Service	F.M. Venusiana R.	Veranita Yosephine
Director of Human Capital Management	Afriwandi	Willy Saelan
Director of IT Digital	Muhamad Fajrin Rasyid	Faizal Rochmad Djoemadi
Director of Finance and Risk Management	Heri Supriadi	Arthur Angelo Syailendra
Director of Legal & Compliance	-	Andy Kelana
Director of Network	Herlan Wijanarko	Nanang Hendarno
Director of Strategic Business Development & Portfolio	Budi Setyawan Wijaya	Seno Soemadji
Director of Wholesale &
International Service	Bogi Witjaksono	Budi Satria Dharma Purba
Director of Group Business Development	Honesti Basyir	-

ii.    Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of December 31, 2024 and 2025, respectively, were as follows:

	2024	2025
Chairman	Bono Daru Adji	Deswandhy Agusman
Member	Bambang Permadi Soemantri Brojonegoro	Ira Noviarti
Member	Wawan Iriawan	Rofikoh Rokhim
Member	Edy Sihotang	Achmad Taufik
Member	Emmanuel Bambang Suyitno	Irhoan Tanudiredja
Corporate Secretary	Octavius Oky Prakarsa	Jati Widagdo
Internal Audit	Mohamad Ramzy	Mohamad Ramzy*

*Based on the Notification Letter from the SVP Corporate Secretary No. Tel.03/LP 000/COP-M0000000/2026 dated March 5, 2026, to the Financial Services Authority regarding the Information about the Change of Head of Internal Audit Unit, Mr. Afdol Muftiasa has been appointed as the Company’s temporary SVP Internal Audit (Head of Internal Audit Unit). Accordingly, Mr. Mohamad Ramzy no longer serves in such position.

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

d.   Subsidiaries

As of December 31, 2024 and 2025, the Company has consolidated the financial statements of all subsidiaries, both directly and indirectly owned, as follows (Notes 2b and 2d):

i.  Direct subsidiaries:

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2024	2025	2024	2025
PT Telekomunikasi Selular (“Telkomsel”)	Mobile telecommunication,fixed broadband,network service, and internet protocol television ("IPTV")	1995	70	70	116,965	114,388
PT Dayamitra Telekomunikasi Tbk.(“Mitratel”)	Leasing of towers and digital support services for mobile infrastructure	1995	72	72	58,131	58,345
PT Telekomunikasi Indonesia International (“Telin”)	International telecommunication and information services	1995	100	100	17,173	19,540
PT Multimedia Nusantara (“Metra”)	Network telecommunication services and multimedia	1998	100	100	17,959	17,250
PT Telkom Data Ekosistem (“TDE”)	Data center	1996	100	100	8,394	9,871
PT Telkom Satelit Indonesia (“Telkomsat”)	Telecommunication - provides satellite communication system and its related services	1996	100	100	8,845	8,230
PT Sigma Cipta Caraka (“Sigma”)	Hardware and software computer consultation service	1988	100	100	6,185	5,392
PT Graha Sarana Duta ("GSD")	Developer, trade, service and transportation	1982	100	100	5,460	5,170
PT Telkom Akses (“Telkom Akses”)	Construction, service and trade in the field of telecommunication	2013	100	100	4,480	4,244
PT Telkom Infrastruktur Indonesia (“TIF”)	Network telecommunication and information services	2024	100	100	3,048	3,944
PT Metra-Net (“Metra-Net”)	Multimedia portal service	2009	100	100	2,096	1,883
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infra”)	Developer service and trading in the field of telecommunication	2014	100	100	1,359	1,226
PT PINS Indonesia (“PINS”)	Trade in telecommunication devices	1995	100	100	733	550
PT Napsindo Primatel Internasional (“Napsindo”)	Telecommunication - provides Network Access Point ("NAP"), Voice Over Data ("VOD") and other related services	1999; ceased operations on January 13, 2006	60	60	5	5

*  Percentage of ownership amounting to 99.99% is presented with rounding of 100%.

All direct subsidiaries are domiciled in Indonesia.

ii.   Indirect subsidiaries:

		Start year of			Total assets before
		operation	Percentage of ownership*		elimination
Subsidiary	Nature of business	commencement	2024	2025	2024	2025
PT Metra Digital Investama Ventura (“MDI”)	Trading, information and multimedia technology, entertainment and investment services	2013	100	100	9,110	9,054
Telekomunikasi Indonesia International Pte. Ltd. ("Telin Singapore"), domiciled in Singapore	Telecommunication and related services	2008	100	100	6,090	7,102
Telekomunikasi Indonesia International Ltd. ("Telin Hong Kong"), domiciled in Hong Kong	Investment holding and telecommunication services	2010	100	100	3,624	3,530
NeutraDC Singapore Pte. Ltd. (“NeutraDC Singapore”) domiciled in Singapore	Data center	2024	100	100	3,478	2,379
PT Teknologi Data Infrastruktur (“TDI”)	Telecommunication service and data center	2013	60	60	1,424	2,261
PT Telkom Landmark Tower (“TLT”)	Property development and management services	2012	55	55	2,120	2,148
PT Infomedia Nusantara (“Infomedia”)	Information provider services, contact center and content directory	1984	100	100	2,187	1,968
PT Persada Sokka Tama ("PST")	Leasing of towers and other telecommunication services	2008	100	100	1,621	1,754
PT Finnet Indonesia (“Finnet”)	Information technology services	2006	60	60	1,383	1,450
PT Nuon Digital Indonesia (“Nuon”)	Digital content exchange hub services	2010	100	100	1,393	1,412
Telekomunikasi Indonesia International (TL) S.A. ("Telkomcel"), domiciled in Timor Leste	Telecommunication networks, mobile, internet, and data services	2012	100	100	1,035	1,297
PT Telkomsel Mitra Inovasi (“TMI”)	Business management consulting and investment services	2019	100	100	1,040	1,014
PT Metra Digital Media (“MD Media”)	Telecommunication information and other information services	2013	100	100	876	859
PT Administrasi Medika (“Ad Medika”)**	Health insurance administration services	2002	100	100	702	747
PT Digital Aplikasi Solusi ("Digiserve")	Communication system services	2014	100	100	441	507
PT Ultra Mandiri Telekomunikasi ("UMT")	Telecommunication network infrastructure services	2019	100	100	366	430
Telekomunikasi Indonesia International (USA) Inc.(“Telin USA”), domiciled in USA	Telecommunication and information services	2014	100	100	267	392
PT Swadharma Sarana Informatika (“SSI”)	Cash replenishment services and Automated Teller Machines ("ATM") maintenance	2001	51	51	380	379
PT Telkomsel Ekosistem Digital ("TED")	Business management consulting services and investment and/or investment in other companies	2021	100	100	451	304
PT Nusantara Sukses Investasi (“NSI”)	Service and trading	2014	100	100	288	286
PT Graha Yasa Selaras (”GYS”)	Tourism and hospitality services	2012	51	51	277	261
PT Metra TV (“Metra TV”)	Subscription broadcasting services	2013	100	100	57	255
PT Nutech Integrasi (“Nutech”)	System integrator service	2001	60	60	224	242
TS Global Network Sdn. Bhd. (“TSGN”), domiciled in Malaysia	Satellite services	1996	70	70	357	210
PT Collega Inti Pratama ("CIP")	Trading and services	2001	70	70	196	195
PT Graha Telkomsigma ("GTS")	Management and consultation services	1999	100	100	165	163
Telekomunikasi Indonesia International (Malaysia) Sdn. Bhd. (”Telin Malaysia”), domiciled in Malaysia	Telecommunication and information services	2013	70	70	144	152
PT Media Nusantara Data Global ("MNDG")	Consultation services of hardware, software, data center, and internet exchange	2012	55	55	127	128
Telekomunikasi Indonesia International (Australia) Pty. Ltd. (“Telin Australia”), domiciled in Australia	Telecommunication and information services	2013	100	100	52	58
PT Pojok Celebes Mandiri ("PCM")	Travel agent services	2008	100	100	69	52
PT Metraplasa (“Metraplasa”)	Network and e-commerce services	2012; ceased operations on October, 2020	60	60	29	29

*  Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

** Note 1.e.iii.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

e.   Other important information

i.    Mitratel

Share buyback

On March 6, 2023, Mitratel announced another share buyback owned by the public, with a maximum number of 7.88% of Mitratel’s issued and fully paid shares. The share buyback period is 18 (eighteen) months starting from April 14, 2023 to October 13, 2024. As of December 31, 2024, Mitratel has conducted share buyback amounting to 1,095,945,900 shares or equivalent to Rp704 billion.

On July 18, 2025, Mitratel announced the plan to share buyback owned by the public, with a maximum number of 4.12% of Mitratel’s issued and fully paid shares. The share buyback period is 12 (twelve) months starting from August 26, 2025, to August 25, 2026. As of December 31, 2025, Mitratel has conducted share buyback amounting to 131,491,800 shares or equivalent to Rp79 billion.

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

The difference between the consideration transferred and the carrying amount of the investment acquired from this transaction has been recognized in Retained Earnings within the consolidated statements of changes in equity, with the following details:

Consideration paid	650
Book value of UMT’s equity at the acquisition date	(91)
Difference in value of restructuring transactions of entites under common control	559

ii.   TDI

Based on Notarial Deed of Jimmy Tanal, S.H., M.Kn., No. 313 dated October 14, 2024, the shareholders of TDI approved the issuance of 8,050,000 new shares. Of these, TDE acquired 4,830,000 shares or amounting to Rp483 billion; Nxera ID Pte. Ltd. (formerly known as ST Dynamo ID Pte. Ltd.) acquired 2,817,500 shares or amounting to Rp282 billion; and PT Medco Power Indonesia acquired 402,500 shares or amounting to Rp40 billion.

Based on Notarial Deed of Jimmy Tanal, S.H., M.Kn., No. 238 dated December 22, 2025, the shareholders of TDI approved the issuance of 7,315,000 new shares. Of these, TDE acquired 4,620,000 shares or amounting to Rp462 billion; and Nxera ID Pte. Ltd. acquired 2,695,000 shares or amounting to Rp270 billion.

iii.   Ad Medika and its subsidiary

On March 4, 2026, Metra entered into a Conditional Sale and Purchase Agreement (CSPA) with Global Assistance and Healthcare (Singapore) Pte. Ltd. in relation to the planned divestment of its entire ownership interest in Ad Medika and its subsidiary. As of December 31, 2025, the divestment transaction has not yet been completed and control is still retained by the Company.

The major classes of assets and liabilities of Ad Medika and its subsidiary classified as held for sale as of December 31, 2025 are, as follows:

Assets
Cash and cash equivalents	413
Trade receivables	157
Others (each below Rp100 billion)	181
Assets held for sale	751

Liabilities
Customer deposits	(247)
Others (each below Rp100 billion)	(219)
Liabilities directly associated with the assets held for sale	(466)

Assets held for sale - net	285

f.   Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on May 15, 2026.

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

The following amendments, which are effective for annual periods beginning on or after January 1, 2025, are applicable and does not have any material impact to the consolidated financial statements of the Group, unless otherwise stated.

Amendments to IAS 21: Lack of exchangeability

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

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i.	the contractual arrangement with the other vote holders of the investee;
ii.	rights arising from other contractual arrangements; and
iii.	the Group's voting rights and potential voting rights.

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

c.   Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with IAS 24: Related Party Disclosures. The party which is considered a related party is a person or entity that is related to the entity that is preparing its financial statements.

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9: Financial Instruments is measured at fair value with the changes in fair value recognized in the statements of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

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

f.    Inventories

Inventories consist of Subscriber Identification Module (“SIM”) cards, and prepaid vouchers which are expensed upon sale.

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

h.    Non-current assets held for sale

Assets (or disposal groups) are classified as assets held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use, and the sale is highly probable. These assets are measured at the lower of their carrying amount and fair value less costs to sell.

An asset (or disposal group) is considered available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups), and its sale must be highly probable.

The assets (or disposal groups) classified as held for sale are presented separately from the other assets in the consolidated statements of financial position. The liabilities of disposal group classified as held for sale are presented separately from the other liabilities in the consolidated statements of financial position.

i.    Intangible assets

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

j.    Property and equipment

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

Property and equipment are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	10-50
Leasehold improvements	3-10
Switching equipment	3-15
Telegraph, telex, and data communication equipment	15
Transmission installation and equipment	3-40
Satellite, earth station, and equipment	4-20
Cable network	3-25
Drop cable	5
Power supply	4-25
Data processing equipment	4-20
Other telecommunication peripherals	3-5
Office equipment	2-5
Vehicles	4-8
Other equipment	2-5

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

The Group recognizes the cost of replacing part of a property and equipment in the carrying amount of the property and equipment, and derecognizes the carrying amount of the replaced part of the asset.

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

k.    Leases

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

The Group has made use of the package of practical expedients available within IFRS 16, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as short-term leases;
●	the exemption of initial direct costs for the measurement of the right-of-use assets (“ROU”) as short-term leases;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	not separating non-lease components from lease components, and instead, account for both as a single lease component; and
●	not recognizing a lease liability and a ROU asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when it is new).

The Group applies the definition of a lease and related guidance set out in IFRS 16 to all lease contracts.

i.	The Group as lessee

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

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 Revenue from Contracts with Customers to allocate the consideration in the contract. Revenue arising from operating lease is recorded as revenue from lessor transactions (Note 2n).

l.   Borrowings

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

m.   Foreign currency translations

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

	2024		2025
	Buy	Sell	Buy	Sell
British Pound (“GBP”) 1	20,198	20,212	22,386	22,401
United States Dollar (“US$”) 1	16,090	16,100	16,672	16,681
Australian Dollar (“AU$”) 1	9,995	10,009	11,136	11,149
Singapore Dollar (“SGD”) 1	11,815	11,829	12,960	12,969
New Taiwan Dollar (“TWD”) 1	490.07	490.52	530.38	531.21
Euro ("EUR") 1	16,761	16,775	19,541	19,556
Japanese Yen ("JPY") 1	103.02	103.11	106.45	106.52
Malaysian Ringgit ("MYR") 1	3,591	3,601	4,101	4,111
Hong Kong Dollar (“HKD”) 1	2,072	2,074	2,142	2,143
Myanmar Kyat (“MMK”) 1	7.64	7.69	7.91	7.97

The result of foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2j).

n.   Revenue and expense recognition

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

Below is the summary of the Group’s revenue recognition accounting policy for each revenue stream:

i.     Data, Internet and IT Service

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers. Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods and/or services are delivered to customers or the installation takes place. Revenue from computer software development service is recognized using the percentage-of completion method.

For services sold in bundled plan/solution, total consideration is allocated to performance obligations based on stand-alone selling price for each of the product and/or service. The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans/solution sold by the Group only include services which are generally satisfied over the same period of time. Therefore, the revenue recognition pattern is generally not impacted by the allocation.

ii.    IndiHome

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

All IndiHome services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

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

iii.   Interconnection

Revenue from interconnection is mainly comprises of interconnections service or other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming call), calls between other telecommunications carriers’ subscribers through the Group’s network (transit), and network service with other telecommunications carriers. All of these services are recognized based on the output method using the basis of the actual recorded traffic for the month.

iv.    SMS, Fixed and Cellular Voice

Services are offered on postpaid or prepaid basis. For prepaid services, initial package sales (also known as SIM cards and initial charging vouchers) and top-up vouchers are initially recognized as contract liabilities. The Group recognizes contract assets for the services from postpaid customers that have not been billed.

Those services revenues are recognized based on output method, either per actual usage or allowance unit used (if the services are sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

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

v.   Network and Other Telecommunication Services

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered. Revenues from other telecommunications equipments or services are recognized when other telecommunications equipments or services are rendered to customers.

Contract assets

A contract asset is initially recognized for revenue earned from delivery of goods or services because the receipt of consideration is conditional on certain milestones or upon completion of the project. Upon completion of the milestones or the project, the amount recognized as contract assets is reclassified to trade receivables.

Refer to accounting policies on impairment of financial assets in section 2.q.i. Financial instruments - initial recognition and subsequent measurement.

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

Revenue from lessor transactions

Revenue from lessor transactions comprises of revenue from telecommunication tower operating leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statements of profit or loss due to its operating nature.

Expenses

Expenses are recognized as they are incurred.

o.   Employee benefits

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

p.   Taxes

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

q.    Financial instruments

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

In order for a financial asset to be classified and measured at amortized cost or FVTOCI, it needs to give rise to cash flows that are Solely Payments of Principal and Interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest test and is performed at an instrument level.

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

For debt instruments at FVTOCI, interest income, foreign exchange revaluation, and impairment losses or reversals are recognized in the statements of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

(c)	Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under IAS 32, Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to consolidated statements of profit or loss and other comprehensive income. Dividends are recognized as other income in the statements of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. The Group’s financial assets at this category consists of long-term investments in financial instruments.

(d)	Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that do not meet the SPPI requirement are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVTOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

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

The Group classifies its financial liabilities as: (a)  financial liabilities at FVTPL or (b)  financial liabilities measured at amortized costs.

The Group’s financial liabilities include trade and other payables, accrued expenses, customer deposits, interest-bearing loans, and lease liabilities. Interest-bearing loans consist of short-term bank loans, bonds, long-term bank loans, and other borrowings.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

(a)	Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statements of profit or loss.

Financial liabilities designated upon initial recognition at FVTPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has not designated any financial liability as at FVTPL.

(b)	Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statements of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 20.

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

r.   Treasury stock

Reacquired the Company’s shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. No gain or loss is recognized in profit or loss on the acquisition, resale, issuance, or cancellation of the Group’s equity instruments. Any difference between the carrying amount and consideration from future re-sale of treasury stocks, is recognized as part of additional paid-in-capital in the equity.

s.   Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

t.   Basic earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

u.   Segment information

The Group’s segment information is presented based upon identified operating segments in accordance with IFRS 8: Operating Segment. An operating segment is a component of an entity:

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

v.   Provisions

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

w.   Impairment of non-financial assets

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

x.   Current and non-current classifications

The Group presents assets and liabilities in the statements of financial position based on current/non- current classification. An asset is presented as current when it is:

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

y.   Significant accounting judgements, estimates, and assumptions

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

Segment information

For management purposes, the Group uses a business pillars-based as follows: Business to Customer (“B2C”), Business to Business Infrastructure (“B2B Infra”), Business to Business ICT (“B2B ICT”), International, and Others. The Group has determined the reportable segment reported based on, among others, the structure of the organization as well as the components of the Group whose operating results are regularly reviewed by CODM. The Group has determined that the Directors is the CODM, as it monitors the operating results of each segment separately for the purposes of resource allocation and performance assessment.

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

In 2025, the Company determined changes in the estimated useful lives of certain assets owned by the Company are as follows:

			Change in
		Estimated	estimated
		useful lives	useful lives
Property and equipment	Asset class	(years)	(years)
Cable network	Optical line terminal	25	8
Switching equipment	Switching equipment	10-15	5-10
Transmission installation, and equipment	Terrestrial transmission	10-15	8
Satellite, earth station, and equipment	IP Multimedia Subsystem ("IMS")	10-15	8

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

(e)  Revenue

(i)	Critical judgements in determining the performance obligation, timing of revenue recognition, and revenue classification

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

The Group also presents the revenue classification using consistent approach. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group presents that performance obligations in one financial statement line items which best represent the main service of the Group, which in most cases is the internet, data communication, and information technology services.

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

(g)   Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

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

iii.   Change in accounting policy

In 2025, following a detailed reassessment of the physical characteristics, operational deployment, and asset topology of drop cable, the Group concluded that drop cable should be identified and classified as a separate component of telecommunication infrastructure assets rather than remaining embedded within broader shared access-network cable component. In reaching this conclusion, the Group determined that the revised componentization policy provides more reliable and more relevant information as it better reflects drop cable’s distinct nature as a last-mile, customer-specific connection asset.

This change constitutes a change in accounting policy as it reflects a revision in the principles applied in determining the unit of account and asset componentization. Following the identification of drop cable assets as a separate component, the Group determined a useful life of 5 years, reflecting their specific characteristics and pattern of economic benefits consumption.

The Group applied this voluntary change in accounting policy retrospectively, in accordance with IAS 8. The Group determined that sufficient and reliable information is available to restate prior period comparative information. The consolidated financial statements for the year ended December 31, 2025 include the restatement of comparative information for the years ended December 31, 2024 and January 1, 2024, which affects the consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity, and related notes. The cumulative effect for periods prior to January 1, 2024 has been recognized as an adjustment to retained earnings as of that date. There is no impact on the Group’s consolidated statements of cash flows.

(a)  Impact on the Consolidated Statements of Financial Position

		As previously		As
January 1, 2024	Notes	reported	Adjustments	restated
Property and equipment	12	178,800	(8,692)	170,108
Deferred tax assets	28h	4,220	1,652	5,872
Total Non-current Assets		230,964	(7,040)	223,924
Total Assets		286,592	(7,040)	279,552

Retained earnings		128,146	(7,040)	121,106
Net equity attributable to
owners of the parent company		135,576	(7,040)	128,536
Total Equity		156,235	(7,040)	149,195
Total Liabilities and Equity		286,592	(7,040)	279,552

		As previously		As
December 31, 2024	Notes	reported	Adjustments	restated
Property and equipment	12	178,585	(10,231)	168,354
Deferred tax assets	28h	3,437	1,945	5,382
Total Non-current Assets		236,203	(8,286)	227,917
Total Assets		299,297	(8,286)	291,011

Retained earnings		134,199	(8,286)	125,913
Net equity attributable to
owners of the parent company		141,888	(8,286)	133,602
Total Equity		162,146	(8,286)	153,860
Total Liabilities and Equity		299,297	(8,286)	291,011

(b)Impact on the Consolidated Statements of Profit or Loss and Other Comprehensive Income

		As previously		As
January 1, 2024	Notes	reported	Adjustments	restated
Depreciation and amortization expenses	12,13a	(32,569)	(1,696)	(34,265)
Operating profit		44,485	(1,696)	42,789
Profit before income tax		40,855	(1,696)	39,159
Income tax benefit
Deferred tax	28d	9	322	331
Profit for the year		32,068	(1,374)	30,694
Comprehensive income for the year		30,614	(1,374)	29,240
Profit for the year attributable to
Owners of the parent company		24,427	(1,374)	23,053
Comprehensive income for the year attributable to
Owners of the parent company		22,949	(1,374)	21,575
Basic earnings per share (in full amount)
Profit per share		246.58	(13.87)	232.71
Profit per ADS (100 Series B shares per ADS)		24,658.24	(1,387.01)	23,271.23

		As previously		As
December 31, 2024	Notes	reported	Adjustments	restated
Depreciation and amortization expenses	12,13a	(32,596)	(1,538)	(34,134)
Operating profit		43,009	(1,538)	41,471
Profit before income tax		39,158	(1,538)	37,620
Income tax expense
Deferred tax	28d	(798)	292	(506)
Profit for the year		30,725	(1,246)	29,479
Comprehensive income for the year		31,620	(1,246)	30,374
Profit for the year attributable to
Owners of the parent company		23,611	(1,246)	22,365
Comprehensive income for the year attributable to
Owners of the parent company		24,396	(1,246)	23,150
Basic earnings per share (in full amount)
Profit per share		238.35	(12.58)	225.77
Profit per ADS (100 Series B shares per ADS)		23,834.52	(1,257.80)	22,576.72

3.   TRANSLATION OF INDONESIAN RUPIAH INTO UNITED STATES DOLLAR

The consolidated financial statements are stated in Indonesian Rupiah. The translation of the Indonesian Rupiah amounts into U.S. Dollar amounts are included solely for the convenience of the readers and has been made using the average of the market buy and sell rates of Rp16,676 to US$1 as published by Reuters on December 31, 2025. The convenience translation should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into U.S. Dollar at this or any other rate of exchange.

4.   CASH AND CASH EQUIVALENTS

The breakdown of cash and cash equivalents is as follows:

		2024		2025
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Cash on hand	Rp	—	14	—	39
Cash in banks
Related parties
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	—	3,278	—	4,959
	US$	229	3,678	240	4,007
	TWD	2	1	4	2
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	—	4,715	—	5,780
	US$	45	718	34	567
	EUR	2	37	2	44
	HKD	2	4	3	7
	JPY	6	1	6	1
	AU$	0	0	0	1
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	—	4,180	—	2,785
	US$	31	506	39	652
	GBP	0	1	0	1
	SGD	0	0	0	0
	EUR	0	0	0	0
	AU$	—	—	0	0
PT Bank Tabungan Negara (Persero) Tbk. ("BTN")	Rp	—	4,097	—	2,925
Others (each below Rp100 billion)	Rp	—	147	—	208
	US$	0	0	0	0

Sub-total			21,363		21,939

Third parties
PT Bank Maybank Indonesia Tbk ("Maybank")	Rp	—	355	—	839
	MYR	1	5	1	4
The Hongkong and Shanghai Banking Corporation Ltd. ("HSBC Hongkong")	US$	6	102	22	364
	HKD	9	19	12	27
Standard Chartered Bank ("SCB")	US$	7	108	8	135
	SGD	5	55	12	160
DBS Bank (Hong Kong) Ltd. ("DBS Hong Kong")	US$	19	308	10	165
	HKD	0	1	0	1
Citibank, N.A. (“Citibank”)	Rp	—	35	—	7
	US$	2	25	7	119
	EUR	0	1	0	2
Others (each below Rp100 billion)	Rp	—	774	—	470
	US$	9	164	13	214
	SGD	2	20	2	23
	TWD	28	14	34	18
	MYR	0	2	1	3
	AU$	0	3	0	2
	MMK	167	1	15	0
	EUR	—	—	0	0
Sub-total			1,992		2,553
Total cash in banks			23,355		24,492
Time deposits
Related parties
BTN	Rp	—	1,400	—	1,530
	US$	7	104	—	—
BRI	Rp	—	647	—	1,159
	US$	18	283	10	168
	TWD	6	3	—	—
PT Bank Syariah Indonesia Tbk. (“BSI”)	Rp	—	1,688	—	1,150
BNI	Rp	—	566	—	497
	US$	10	162	34	567
Bank Pembangunan Daerah ("BPD")	Rp	—	962	—	804
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk. ("BJB")	Rp	—	370	—	58
	US$	12	195	22	367
Bank Mandiri	Rp	—	97	—	190
	US$	—	—	10	167
Sub-total			6,477		6,657
Third parties
PT Bank Mega Tbk. (“Bank Mega”)	Rp	—	1,922	—	433
	US$	18	287	38	637
PT Bank Pan Indonesia Tbk. ("Bank Panin")	Rp	—	274	—	909

PT Bank China Construction Bank Indonesia Tbk. ("CCB Indonesia")	Rp	—	—	—	184
	US$	10	153	13	209
PT Bank UOB Indonesia ("UOB Indonesia")	US$	16	259	16	274
	SGD	3	35	3	44
SCB	USD	9	145	7	117
Others (each below Rp100 billion)	Rp	—	500	—	206
	US$	30	478	1	13
	MYR	2	7	4	15
Sub-total			4,060		3,041

Total of time deposits			10,537		9,698
Allowance for expected credit losses			(1)		(1)
Total			33,905		34,228

Interest rates per annum on time deposits are as follows:

	2024	2025
Rupiah	0.53%-7.25%	0.53%-7.08%
Foreign currencies	2.55%-6.00%	1.01%-5.25%

The Group places the majority of its cash and cash equivalents in state-owned banks (related parties) that have good reputations and credit ratings. Based on management’s assessment of expected credit risk, there has been no significant increase in credit risk, therefore, the allowance for expected credit losses on these assets is not material.

5.    OTHER CURRENT FINANCIAL ASSETS

The breakdown of other current financial assets is as follows:

		2024		2025
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Time deposits
Related parties
BRI	Rp	—	415	—	50
	US$	—	—	5	84
BSI	Rp	—	198	—	120
Others (each below Rp100 billion)	Rp	—	138	—	100
	US$	5	81	5	84
Third parties
United Overseas Bank Limited Singapore ("UOB Singapore")	US$	12	195	33	554
Standard Chartered Bank (Singapore) Limited ("SCB Singapore")	US$	—	—	6	101
Others (each below Rp100 billion)	Rp	—	—	—	10
Total time deposits			1,027		1,103

Escrow accounts
Related parties
Others (each below Rp100 billion)	Rp	—	110	—	107
	US$	0	5	0	4
Third parties
Others	Rp	—	34	—	—
	US$	1	14	4	67
Total escrow accounts			163		178

Mutual funds
Related parties
Others	Rp	—	89	—	94
Total mutual funds			89		94

Others	Rp	—	5	—	44
	MYR	0	1	0	1
Total others			6		45

Allowance for expected credit losses			(0)		(0)
Total			1,285		1,420

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	2024	2025
Rupiah	2.50%‑7.25%	3.00%-6.50%
Foreign currencies	4.57%‑4.61%	3.75%-4.45%

6.   TRADE AND OTHER RECEIVABLES

The breakdown of trade and other receivables is as follows:

	2024	2025
Trade receivables	18,257	18,178
Allowance for expected credit losses	(6,064)	(6,955)
Net	12,193	11,223
Other receivables	867	428
Allowance for expected credit losses	(231)	(241)
Net	636	187
Total trade and other receivables	12,829	11,410

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.   By debtor

(i)   Related parties

	2024	2025
State-owned enterprises	1,935	1,702
PT Indosat Tbk. ("Indosat")	738	387
Government agencies	732	688
PT Indonusa Telemedia ("Indonusa")	386	906
Others (each below Rp100 billion)	409	134
Total	4,200	3,817
Allowance for expected credit losses	(1,195)	(1,187)
Net	3,005	2,630

(ii)  Third parties

	2024	2025
Individual and business subscribers	12,881	13,070
Overseas international carriers	1,176	1,291
Total	14,057	14,361
Allowance for expected credit losses	(4,869)	(5,768)
Net	9,188	8,593

b.    By age

	2024			2025
		Allowance for	Expected		Allowance for	Expected
		expected credit	credit		expected credit	credit
	Gross	losses	loss rate	Gross	losses	loss rate
Not past due	7,319	417	5.7%	6,687	263	3.9%
Past due up to 3 months	3,602	329	9.1%	3,155	414	13.1%
Past due more than 3 to 6 months	1,305	285	21.8%	1,573	454	28.9%
Past due more than 6 months	6,031	5,033	83.5%	6,763	5,824	86.1%
Total	18,257	6,064		18,178	6,955

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific from the customers and the economic environment. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of December 31, 2024 and 2025, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp5,291 billion and Rp4,799 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.    By currency

	2024	2025
Rupiah	15,775	15,554
U.S. Dollar	2,180	2,423
Singapore Dollar	273	156
Others	29	45
Total	18,257	18,178
Allowance for expected credit losses	(6,064)	(6,955)
Net	12,193	11,223

d.    Movements in the allowance for expected credit losses

	2024	2025
Beginning balance	5,561	6,064
Allowance for expected credit losses	904	1,465
Receivables written-off	(401)	(574)
Ending balance	6,064	6,955

The receivables written-off relates to both related parties and third parties trade receivables. Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of December 31, 2024 and 2025, certain trade receivables of the subsidiaries amounting to Rp2,137 billion and Rp3,131 billion, respectively, have been pledged as collateral under lending agreements (Notes 19 and 20b).

7.    CONTRACT ASSETS

The breakdown of contract assets is as follows:

	2024	2025
Contract assets	2,603	2,529
Allowance for expected credit losses	(25)	(130)
Net	2,578	2,399
Current	(2,449)	(2,290)
Non-current	129	109

Management believes that the allowance for expected credit losses is adequate to cover losses on uncollectible contract assets.

Refer to Note 31 for details of related party transactions.

8.   INVENTORIES

Inventories, all recognized at net realizable value, consist of:

	2024	2025
SIM cards and prepaid vouchers	676	457
Others (each below Rp100 billion)	480	504
Total	1,156	961
Provision for obsolescence	(60)	(60)
Net	1,096	901

Management believes the provision is adequate to cover losses from the decline in inventory value due to obsolescence.

The inventories recognized as expenses included in operations, maintenance, and telecommunication service expenses in 2023, 2024 and 2025 amounted to Rp797 billion, Rp584 billion, and Rp532 billion, respectively (Note 26).

There were no inventories pledged as collateral under lending agreements as of December 31, 2024 and 2025.

9.   OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	2024	2025
Prepaid radio frequency license fees - current portion (Note 33c.i)	6,245	6,384
Advances	451	511
Prepaid salaries	281	178
Prepaid rent	129	162
Others (each below Rp100 billion)	446	634
Total	7,552	7,869

10.  CONTRACT COSTS

Movements of contract costs for the years ended December 31, 2024 and 2025 are as follows:

	2024
	Cost to obtain	Cost to fulfill	Total
At January 1, 2024	1,641	580	2,221
Addition current year	479	1,318	1,797
Amortization during the year	(454)	—	(454)
Expense during the year	—	(831)	(831)
Impairment	—	(3)	(3)
At December 31, 2024	1,666	1,064	2,730
Current	(407)	(727)	(1,134)
Non-current	1,259	337	1,596

	2025
	Cost to obtain	Cost to fulfill	Total
At January 1, 2025	1,666	1,064	2,730
Addition current year	519	323	842
Amortization during the year	(499)	—	(499)
Expense during the year	—	(763)	(763)
Impairment	—	(8)	(8)
At December 31, 2025	1,686	616	2,302
Current	(472)	(460)	(932)
Non-current	1,214	156	1,370

11.  LONG-TERM INVESTMENTS

The breakdown of long-term investment is as follows:

	2024	2025
Financial instruments
At fair value through profit or loss:
Equity	7,797	6,901
Convertible bonds	377	353
At fair value through other comprehensive income:
Equity	27	27
Convertible bonds	24	—
	8,225	7,281
Associates
PT Jalin Pembayaran Nusantara ("Jalin")	110	106
	110	106
Total long-term investments	8,335	7,387

Investments in equity at fair value through profit or loss are long-term investments in the form of shares in various start-up companies engaged in information and technology. The Group does not have significant influence in these start-up companies.

Investments in equity at fair value through profit or loss include:

(i)	Telkomsel’s investment in PT GoTo Gojek Tokopedia Tbk. (“GOTO”)

As of December 31, 2024 and 2025, Telkomsel assessed the fair value of the investment in GOTO using level 1 based on GOTO’s market value of Rp70 per share and Rp64 per share, respectively. The total unrealized loss from changes in fair value of Telkomsel’s investment in GOTO as of December 31, 2024 and 2025, amounted to Rp380 billion and Rp142 billion, respectively. These amounts were presented as unrealized loss on changes in fair value of investments in the consolidated statements of profit or loss.

(ii)	Investments by MDI in several start-up entities engaged in the information and technology sector

In 2024 and 2025, the additional investments by MDI amounted to Rp100 billion and Rp97 billion, respectively. The fair value of MDI's investments using level 3. The total unrealized gain (loss) from changes in fair value of MDI’s investments as of December 31, 2024, and 2025, amounted to Rp483 billion and (Rp16 billion), respectively. These amounts were presented as unrealized gain (loss) arising from changes in fair value of investments in the consolidated statements of profit or loss.

In 2025, the Group disposed of long-term investments in financial instruments, resulting in proceeds amounting to Rp728 billion.

Detailed information regarding the level 1 and level 3 fair value measurement techniques is disclosed in Note 34.

Investments in convertible bonds at fair value through profit or loss represent long-term investments owned by MDI and Telkomsel in the form of convertible bonds in various start-up companies engaged in information and technology. These convertible bonds provide the holders with an option to convert the bonds into shares upon maturity, in accordance with the agreed terms and conditions. In the event that the conversion option is not exercised, the bondholders are entitled to receive the principal repayment of the bonds.

The unrecognized share of losses from investments in associates, accounted for under the equity method, amounted cumulatively to Rp328 billion, Rp323 billion, and Rp338 billion as of December 31, 2023, 2024 and 2025, respectively.

12. PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	As restated (Note 2y.iii)
	December 31,			Reclassifications/	December 31,
	2022	Additions	Deductions	Translations	2023
At cost:
Directly acquired assets
Buildings	18,947	569	(34)	114	19,596
Leasehold improvements	1,571	28	(14)	90	1,675
Switching equipment	20,083	582	(309)	(720)	19,636
Telegraph, telex, and data communication equipment	1,583	—	—	—	1,583
Transmission installation and equipment	171,106	5,839	(3,562)	7,281	180,664
Satellite, earth station, and equipment	10,804	137	—	—	10,941
Cable network	59,608	4,336	(6)	(3,682)	60,256
Drop cable	15,087	1,426	—	—	16,513
Power supply	23,276	722	(768)	1,118	24,348
Data processing equipment	20,954	557	(218)	600	21,893
Other telecommunication peripherals	10,402	468	—	217	11,087
Office equipment	2,625	96	(18)	(7)	2,696
Vehicles	605	48	(56)	(4)	593
Other equipment	51	1	—	1	53
Property under construction	4,598	18,049	—	(16,407)	6,240
Total	361,300	32,858	(4,985)	(11,399)	377,774

Accumulated depreciation:
Directly acquired assets
Buildings	6,228	649	(11)	(48)	6,818
Leasehold improvements	1,207	141	(6)	(30)	1,312
Switching equipment	14,100	1,967	(309)	(1,637)	14,121
Telegraph, telex, and data communication equipment	1,582	—	—	—	1,582
Transmission installation and equipment	97,335	12,171	(3,372)	(1,787)	104,347
Satellite, earth station, and equipment	6,041	746	—	(61)	6,726
Cable network	20,550	2,593	(6)	(5,325)	17,812
Drop cable	8,955	2,318	—	—	11,273
Power supply	16,890	1,861	(758)	(606)	17,387
Data processing equipment	15,490	2,093	(217)	(1,217)	16,149
Other telecommunication peripherals	6,067	1,659	—	(26)	7,700
Office equipment	2,073	285	(18)	(204)	2,136
Vehicles	242	48	(31)	(3)	256
Other equipment	44	3	—	—	47
Total	196,804	26,534	(4,728)	(10,944)	207,666
Net book value	164,496				170,108

The details of property and equipment are as follows:

	As Restated (Note 2y.iii)
	December 31,				Reclassifications/	December 31,
	2023	Acquisition	Additions	Deductions	Translations	2024
At cost:
Directly acquired assets
Buildings	19,596	—	221	(32)	1,122	20,907
Leasehold improvements	1,675	—	40	(94)	174	1,795
Switching equipment	19,636	—	228	(1,090)	696	19,470
Telegraph, telex, and data communication equipment	1,583	—	—	(1,578)	—	5
Transmission installation and equipment	180,664	—	1,393	(9,972)	10,085	182,170
Satellite, earth station, and equipment	10,941	—	50	(114)	3,918	14,795
Cable network	60,256	314	3,140	(15)	(224)	63,471
Drop cable	16,513	—	1,591	—	—	18,104
Power supply	24,348	—	559	(730)	1,427	25,604
Data processing equipment	21,893	—	332	(1,577)	1,292	21,940
Other telecommunication peripherals	11,087	—	412	(4)	743	12,238
Office equipment	2,696	0	84	(74)	13	2,719
Vehicles	593	0	15	(42)	(36)	530
Other equipment	53	—	3	—	4	60
Property under construction	6,240	—	16,368	(31)	(19,647)	2,930
Total	377,774	314	24,436	(15,353)	(433)	386,738

Accumulated depreciation:
Directly acquired assets
Buildings	6,818	—	650	(27)	20	7,461
Leasehold improvements	1,312	—	128	(86)	(7)	1,347
Switching equipment	14,121	—	1,756	(1,088)	6	14,795
Telegraph, telex, and data communication equipment	1,582	—	—	(1,578)	—	4
Transmission installation and equipment	104,347	—	11,713	(9,787)	48	106,321
Satellite, earth station, and equipment	6,726	—	719	(114)	46	7,377
Cable network	17,812	—	2,698	(15)	36	20,531
Drop cable	11,273	—	2,223	—	1	13,497
Power supply	17,387	—	2,014	(710)	29	18,720
Data processing equipment	16,149	—	2,031	(1,545)	(103)	16,532
Other telecommunication peripherals	7,700	—	1,517	(1)	—	9,216
Office equipment	2,136	—	278	(68)	(62)	2,284
Vehicles	256	—	38	(27)	(17)	250
Other equipment	47	—	4	—	(2)	49
Total	207,666	—	25,769	(15,046)	(5)	218,384
Net book value	170,108					168,354

The details of property and equipment are as follows:

	As restated (Note 2y.iii)
	December 31,			Reclassifications/	December 31,
	2024	Additions	Deductions	Translations	2025
At cost:
Directly acquired assets
Buildings	20,907	197	(2)	861	21,963
Leasehold improvements	1,795	5	(46)	147	1,901
Switching equipment	19,470	285	(1,722)	1,667	19,700
Telegraph, telex, and data communication equipment	5	—	—	(3)	2
Transmission installation and equipment	182,170	1,836	(5,178)	8,062	186,890
Satellite, earth station, and equipment	14,795	143	(202)	371	15,107
Cable network	63,471	3,505	(13)	212	67,175
Drop cable	18,104	1,686	—	—	19,790
Power supply	25,604	483	(476)	1,924	27,535
Data processing equipment	21,940	407	(1,245)	1,775	22,877
Other telecommunication peripherals	12,238	1,047	—	(11)	13,274
Office equipment	2,719	128	(85)	(146)	2,616
Vehicles	530	2	(5)	(11)	516
Other equipment	60	3	—	8	71
Property under construction	2,930	14,850	(1)	(13,768)	4,011
Total	386,738	24,577	(8,975)	1,088	403,428

Accumulated depreciation:
Directly acquired assets
Buildings	7,461	701	(2)	196	8,356
Leasehold improvements	1,347	121	(46)	27	1,449
Switching equipment	14,795	1,755	(1,717)	67	14,900
Telegraph, telex, and data communication equipment	4	—	—	(2)	2
Transmission installation and equipment	106,321	12,320	(5,076)	568	114,133
Satellite, earth station, and equipment	7,377	918	(203)	389	8,481
Cable network	20,531	4,944	(12)	27	25,490
Drop cable	13,497	1,941	—	—	15,438
Power supply	18,720	2,300	(432)	313	20,901
Data processing equipment	16,532	1,837	(1,248)	349	17,470
Other telecommunication peripherals	9,216	1,608	—	(2)	10,822
Office equipment	2,284	253	(85)	(229)	2,223
Vehicles	250	31	(5)	(11)	265
Other equipment	49	2	—	(11)	40
Total	218,384	28,731	(8,826)	1,681	239,970
Net book value	168,354				163,458

An item of property and equipment group includes main telecommunication infrastructure of the Group which consists of the following components: (1) switching equipment; (2) telegraph, telex, and data communication equipment; (3) transmission installation and equipment; (4) satellite, earth station, and equipment; (5) cable network; (6) drop cable; (7) power supply; (8) data processing equipment; and (9) other telecommunication peripherals.

a.    Gain on sale of property and equipment

	2023	2024	2025
Proceeds from sale of property and equipment	100	717	78
Net book value	(16)	(59)	0
Gain on sale of property and equipment	84	658	78

b.    Others

(i)	During 2024 and 2025, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2024 and 2025.
(ii)	Interest capitalized to property under construction amounted to Rp124 billion, Rp98 billion, and Rp13 billion for the years ended December 31, 2023, 2024, and 2025, respectively. The capitalization rate used to determine the number of borrowing costs eligible for capitalization ranged from 2.50% to 8.24%, 1.50% to 6.10%, and 5.44% to 8.20% for the years ended December 31, 2023, 2024, and 2025, respectively.
(iii)	No foreign exchange loss was capitalized as part of property under construction for the years ended December 31, 2023, 2024, and 2025.
(iv)	In 2023, 2024, and 2025, the Group obtained proceeds from the insurance claim on lost and damaged property and equipment, with a total value of Rp199 billion, Rp143 billion, and Rp151 billion, respectively, and were recorded as part of “Other income - net” in the consolidated statements of profit or loss and other comprehensive income. In 2023, 2024, and 2025, the net carrying values of these assets, amounted to Rp185 billion, Rp114 billion, and Rp96 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.
(v)	As of December 31, 2024 and 2025, the Group’s property and equipment with a net carrying amount (before intercompany eliminations and adjustments) of Rp178,692 billion and Rp160,374 billion, respectively, were insured against fire, theft, earthquake and other specified risks, including business interruption. The total blanket policies as of December 31, 2024 and 2025, amounted to Rp44,143 billion and Rp44,267 billion, HK$10 million and HK$35 million, SG$219 million and SG$197 million, and MYRNil and MYR46 million, respectively. The total policies for first loss basis policies as of December 31, 2024 and 2025, amounted to Rp2,750 billion and Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.
(vi)	As of December 31, 2024 and 2025, the percentage of completion of property under construction was approximately 53.29% and 44.12% respectively, of the total contract value, Rp2,930 billion and Rp4,011 billion are recorded as expenditures in property under construction, respectively. The estimated completion dates are until December 2026. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network, and power supply. Management believes that there is no impediment to the completion of the construction in progress.
(vii)	As of December 31, 2024 and 2025, all assets owned by the Company have been pledged as collateral for bonds (Note 20a) while certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp2,190 billion and Rp2,205 billion, respectively, have been pledged as collaterals under borrowing agreements (Notes 19 and 20b).
(viii)	As of December 31, 2024 and 2025, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp89,480 billion and Rp100,603 billion, respectively. The Group is currently conducting modernization of network assets to replace the fully depreciated property and equipment.

(ix)	In 2025, the Company determined changes in the estimated useful lives for several assets owned by the Company (Note 2y.ii.(b)). The impact of the increase in depreciation expense (before intercompany eliminations and adjustments) for the year ended December 31, 2025 is Rp1,684 billion. The estimate for the increase (decrease) in depreciation expense for at least the next 5 (five) years is as follows:

Years	Increase (Decrease)
2026	1,446
2027	653
2028	228
2029	(96)
2030	(381)

(x)

In 2025, the Company conducted an evaluation of the physical condition of its assets and recognized an accelerated depreciation of Rp1,945 billion for several types of assets that were assessed to no longer be optimally utilized.

(xi)	In 2024 and 2025, the total fair values of buildings of the Group amounted to Rp23,650 billion and Rp23,363 billion, respectively.

13.  LEASES

a.	The Group as a lessee

The Group leases several assets including land rights, building, transmission installation and equipment, vehicles, and others which used in operations, which generally have lease term between 1 and 33 years.

The carrying amounts of right-of-use assets recognized and the movements during the year are as follows:

			Transmission
			installation and
	Land rights	Buildings	equipment	Vehicles	Others	Total
As at January 1, 2024	6,134	462	16,058	519	851	24,024
Additions	1,738	198	7,340	241	920	10,437
Deductions and reclassifications	(152)	(1)	(368)	(2)	(16)	(539)
Depreciation expense	(1,110)	(192)	(3,615)	(266)	(268)	(5,451)
As at December 31, 2024	6,610	467	19,415	492	1,487	28,471
Additions	2,320	138	4,473	413	99	7,443
Deductions and reclassifications	(124)	49	(832)	(12)	—	(919)
Depreciation expense	(1,170)	(193)	(3,950)	(310)	(39)	(5,662)
As at December 31, 2025	7,636	461	19,106	583	1,547	29,333

The carrying amounts of the lease liabilities and the movements during the year are as follows:

	2024	2025

As at January 1	20,302	23,925
Accretion of interest	1,348	1,469
Additions (Note 36a)	10,424	7,443
Deductions	(8,149)	(8,345)
As at December 31	23,925	24,492
Current	(5,447)	(5,945)
Non-current	18,478	18,547

The maturity analysis of lease payments is as follows:

	2024	2025
No later than a year	6,640	7,201
Later than 1 year and no later than 5 years	14,184	14,676
Later than 5 years	8,411	7,516
Total lease payments	29,235	29,393
Interest	(5,310)	(4,901)
Net present value of lease payments	23,925	24,492
Current	(5,447)	(5,945)
Non-current	18,478	18,547

In 2024 and 2025, the total fair values of land rights of the Group amounted to Rp29,612 billion and Rp31,111 billion, respectively.

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments.

The following are the amounts recognized in profit or loss:

	2024	2025
Depreciation expense of right-of-use assets	5,451	5,662
Expense relating to short-term leases	3,689	4,638
Interest expense on lease liabilities	1,348	1,469
Expense relating to leases of low-value assets	4	16

b.	The Group as a lessor

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 29 years and with expiry dates between 2026 and 2039. Periods may be extended based on the agreement by both parties.

The minimum amount of future lease payments and receipts for operating lease agreements are as follows:

	2024	2025
No later than 1 year	6,222	3,188
Later than 1 year and no later than 5 years	8,502	10,670
Later than 5 years	3,518	4,701
Total	18,242	18,559

14. OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	2024	2025
Prepaid taxes - net of current portion (Note 28a)	2,195	2,473
Claims for tax refund - net of current portion (Note 28b)	669	1,523
Prepaid expenses	1,056	1,432
Prepaid radio frequency license fees - net of current portion (Note 33c.i)	1,594	1,201
Advances	205	734
Security deposits	234	274
Others (each below Rp100 billion)	255	236
Total	6,208	7,873

The Group reclassified trade receivables - net arising from transactions that do not have economic substance and are not in accordance with the applicable financial reporting standards as well as the Group’s policies and internal controls, to other non-current assets, as disclosed in Note 33.c.iv.

15.  INTANGIBLE ASSETS

The details of intangible assets are as follows:

				Other intangible
	Goodwill	Software	License	assets	Total
Gross carrying amount:
Balance, December 31, 2023	1,492	21,642	550	1,694	25,378
Additions	—	3,415	94	9	3,518
Deductions	(18)	(4,489)	—	—	(4,507)
Reclassifications/translations	—	(37)	3	—	(34)
Balance, December 31, 2024	1,474	20,531	647	1,703	24,355
Accumulated amortization and impairment losses:
Balance, December 31, 2023	(405)	(15,034)	(200)	(1,008)	(16,647)
Amortization	—	(2,515)	(76)	(71)	(2,662)
Impairment	(77)	—	—	—	(77)
Deductions	11	4,472	—	—	4,483
Reclassifications/translations	—	(9)	(1)	—	(10)
Balance, December 31, 2024	(471)	(13,086)	(277)	(1,079)	(14,913)
Net book value	1,003	7,445	370	624	9,442

				Other intangible
	Goodwill	Software	License	assets	Total
Gross carrying amount:
Balance, December 31, 2024	1,474	20,531	647	1,703	24,355
Additions	—	2,878	68	16	2,962
Deductions	—	(8)	(1)	(3)	(12)
Reclassifications/translations	(85)	196	11	(2)	120
Balance, December 31, 2025	1,389	23,597	725	1,714	27,425
Accumulated amortization:
Balance, December 31, 2024	(471)	(13,086)	(277)	(1,079)	(14,913)
Amortization	—	(2,906)	(94)	(72)	(3,072)
Deductions	—	7	—	—	7
Reclassifications/translations	4	(218)	1	3	(210)
Balance, December 31, 2025	(467)	(16,203)	(370)	(1,148)	(18,188)
Net book value	922	7,394	355	566	9,237

(i)	Goodwill resulted from the acquisition by Mitratel, Metranet, Sigma, TDE, Telkomsat, and Metra amounted to Rp467 billion, Rp220 billion, Rp78 billion, Rp77 billion, Rp68 billion, and Rp12 billion, respectively.
(ii)	The remaining amortization periods of software for the years ended December 31, 2023, 2024, and 2025 are from 1 to 6 years, respectively. The amortization expense is presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.
(iii)	As of December 31, 2024 and 2025, the cost of fully amortized intangible assets that are still utilized in operations amounted to Rp8,345 billion and Rp10,664 billion, respectively.

16. TRADE AND OTHER PAYABLES

This account consists of the following:

	2024	2025
Trade payables	15,336	16,184
Other payables	454	648
Total trade and other payables	15,790	16,832

The breakdown of trade payables is as follows:

	2024	2025
Related parties
Radio frequency usage charges, concession fees, and Universal Service Obligation (“USO”) charges	2,631	2,484
Purchases of equipments, materials, and services	382	340
Payables to other telecommunication providers	248	234
Sub-total	3,261	3,058
Third parties
Purchases of equipments, materials, and services	9,725	10,003
Payables to other telecommunication providers	2,350	3,123
Sub-total	12,075	13,126
Total	15,336	16,184

Trade payables by currency are as follows:

	2024	2025
Rupiah	13,217	13,476
U.S. Dollar	2,059	2,657
Others	60	51
Total	15,336	16,184

Terms and conditions of the trade and other payables:

a.	The Group's trade payables and other payables are non-interest bearing and normally settled within 1 year term.
b.	Refer to Note 31c for details on related party transactions.
c.	Refer to Note 34b.v for the Group's liquidity risk management.

GSD, Telkom Akses, and Mitratel entered into supply chain financing with several banks. Those facilities can be used by the GSD, Telkom Akses, and Mitratel's supplier to obtain payment of invoices that have been approved to be paid by the bank in accordance with certain terms and conditions. As of December 31, 2024 and 2025, the carrying amount of liabilities under supplier finance arrangement is as follows:

	2024	2025
Liabilities under supplier finance arrangement	475	353
Total amount of which the supplier has received payment from finance provider	473	353
Range of payment due dates	1 - 3 month	1 - 3 month

There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement in either period. There were non-cash transfers from trade payables to bank loans under the supplier finance arrangement in 2024 and 2025 amounted to Rp115 billion and RpNil billion, respectively.

17.  ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	2024	2025
Salaries and benefits	3,856	5,673
Operation, maintenance, and telecommunication service	6,424	5,459
General, administrative, and marketing expenses	3,665	3,525
Interest and bank charges	247	210
Total	14,192	14,867

Refer to Note 31 for details of related party transactions.

18.  CONTRACT LIABILITIES

The breakdown of contract liabilities is as follows:

a.	Current

	2024	2025
Advances from customers for B2C	3,529	3,396
Advances from customers for B2B ICT	2,208	2,774
Advances from customers for International	679	814
Advances from customers for B2B Infra	699	492
Advances from customers for others	623	494
Total	7,738	7,970

b.	Non-Current

	2024	2025
Advances from customers for International	948	1,059
Advances from customers for B2B ICT	244	581
Advances from customers for B2C	602	558
Advances from customers for others	690	653
Total	2,484	2,851

Movements of contract liabilities for the years ended December 31, 2024 and 2025 are as follows:

	2024	2025
At January, 1	9,439	10,222
Deferred during the year	7,631	8,337
Recognized as revenue during the year	(6,848)	(7,738)
At December, 31	10,222	10,821
Current	(7,738)	(7,970)
Non-Current	2,484	2,851

Refer to Note 31 for details of related party transactions.

19.  SHORT-TERM BANK LOANS

	Outstanding
Lenders	2024	2025
Related parties
Bank Mandiri	3,755	804
BNI	1,799	586
BRI	—	100
Sub-total	5,554	1,490
Third parties
MUFG Bank ("MUFG")	1,805	2,805
PT Bank HSBC Indonesia ("HSBC")	2,440	2,100
PT Bank DBS Indonesia ("DBS")	440	420
PT Bank Maspion Indonesia Tbk. ("Bank Maspion")	167	95
Bank of China	1,000	—
UOB Indonesia	100	—
Others	19	19
Sub-total	5,971	5,439
Total	11,525	6,929

Other significant information relating to short-term bank loans as of December 31, 2025 is as follows:

			Total
			facility
			(in			Interest rate per
	Borrower	Currency	billions)*	Maturity date	Interest rate	annum	Security**
Bank Mandiri
2020	Finnet	Rp	500	April 28, 2026	Monthly	1 month IndONIA + 1.30%	None
2021	Nutech	Rp	100	September 27, 2026	Monthly	9.00%	Trade receivables and property and equipment
2022	Mitratel	Rp	3,450	July 25, 2026	Monthly	5.50%	None
BNI
2014	Sigma	Rp	150	January 9, 2026	Monthly	8.50%	Trade receivables and property and equipment
2017 - 2021	Infomedia, Telkom Infra	Rp	985	March 28, 2026 - June 6, 2026	Monthly	1 month JIBOR + 1.75%; 1 month IndONIA + 2.78%	None
2019	Metranet	Rp	150	February 18, 2026	Monthly	1 month JIBOR + 2.00%	Trade receivables
BRI
2025	Finnet	Rp	500	June 19, 2026	Monthly	6.70%	None
MUFG
2018	Telkomsel	Rp	1,000	April 30, 2026	Monthly	5.05%	None
2018 - 2019	Infomedia, Metra, GSD, Telkom Infra, Telkomsat	Rp	2,176	January 31, 2026 - October 31, 2026	Monthly, Quarterly	1 month JIBOR + 0.25%-0.80%; 3 months JIBOR + 0.25%-0.80%	None
HSBC
2014	Sigma[a]	Rp	400	November 6, 2026	Monthly	6.42%-7.63%	Trade receivables
2018 - 2023	Sigma, Metra, PINS, Metranet, Telkomsat, GSD, TDE	Rp	2,588	January 12, 2026 - October 25, 2026	Monthly, Quarterly	1 month JIBOR + 0.35%; 3 months JIBOR + 2.00%	None
DBS
2018	Telkom Infra, Infomedia	Rp	600	August 1, 2026	Monthly	1 month JIBOR + 1.20%	None
Bank Maspion
2023	Metranet	Rp	170	October 26, 2026	Monthly	7.25%	None

*   In original currency

** Refer to Note 6 and Note 12 for details of trade receivables and property and equipment pledged as collateral

a   Unsettled loan will be automatically extended

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and must maintain certain level of financial ratios. As of December 31, 2025, the Group has complied with all covenants regarding these financial ratios, except for Sigma which debt to service coverage ratio is still lower than required. As of December 31, 2025, the Group obtained waiver for loan amounting to Rp9 billion from HSBC to not require payment as the consequence of the breach for Sigma. The waiver from HSBC was received on December 15, 2025 and effective for 12 months after reporting period.

The credit facilities were obtained by the Group for working capital purposes.

20. LONG-TERM LOANS

Current maturities of long-term loans consist of the following:

	Notes	2024	2025
Bonds	20a	2,347	—
Bank loans	20b	13,519	17,746
Total		15,866	17,746

Long-term loans consist of the following:

	Notes	2024	2025
Bonds	20a	2,696	2,696
Bank loans	20b	22,822	23,403
Total		25,518	26,099

Scheduled principal payments as of December 31, 2025 are as follows:

	Year
	Notes	Total	2027	2028	2029	2030	Thereafter
Bonds	20a	2,696	—	—	—	1,200	1,496
Bank loans	20b	23,403	6,175	5,554	4,979	4,003	2,692
Total		26,099	6,175	5,554	4,979	5,203	4,188

a.   Bonds

	Outstanding
Bonds	2024	2025
Bonds Telkom 2015
Series B	2,100	—
Series C	1,200	1,200
Series D	1,500	1,500
Bonds Mitratel 2024	240	—
Sukuk Mitratel 2024	10	—
Total	5,050	2,700
Unamortized debt issuance cost	(7)	(4)
Long-term portion	5,043	2,696
Current maturities	(2,347)	—
Long-term portion	2,696	2,696

i.Bonds Telkom 2015

						Interest payment	Interest rate
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	period	per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

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

As of December 31, 2025, the rating of the bonds issued by Pemeringkat Efek Indonesia is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)    Debt to equity ratio should not exceed 2:1;

(b)    EBITDA to interest ratio should not be less than 4:1;

(c)    Debt service coverage is at least 125%.

As of December 31, 2025, the Company has complied with the above-mentioned ratio.

ii.Bonds Mitratel 2024

On July 4, 2024, Mitratel issued shelf register bonds phase I amounting Rp240 billion. Bonds has annual interest rate 6.50% that will be paid quarterly. Bonds are already fully paid on July 14, 2025.

BTN was appointed as trustee for the issuance of the Bonds. The rating of the Bonds issued by Pemeringkat Efek Indonesia is idAAA.

iii.Sukuk Mitratel 2024

On July 4, 2024, Mitratel issued sukuk Ijarah shelf register phase I amounting Rp10 billion. Sukuk has annual interest rate 6.50% that will be paid quarterly. Sukuk is already fully paid on July 14, 2025.

BTN was appointed as trustee for the issuance of Sukuk. The rating of Sukuk issued by Pemeringkat Efek Indonesia is AAAsy.

b.    Bank loans

		2024		2025
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	—	6,030	—	13,155
Bank Mandiri	Rp	—	6,355	—	7,635
BSI	Rp	—	2,083	—	1,666
BRI	Rp	—	1,475	—	261
Sub-total			15,943		22,717
Third parties
BCA	Rp	—	9,755	—	7,313
DBS	Rp	—	4,800	—	4,350
Bank of China	Rp	—	1,900	—	1,900
Bank CIMB Niaga	Rp	—	1,710	—	1,750
	US$	6	99	10	173
Bank Permata	Rp	—	1,021	—	1,229
PT Bank Sinarmas Tbk. ("Bank Sinarmas")	Rp	—	—	—	1,000
HSBC	Rp	—	1,000	—	784
Bank Danamon	Rp	—	110	—	16
PT Bank ANZ Indonesia ("Bank ANZ")	Rp	—	22	—	—
Syndication of banks	US$	4	60	—	—
Others	Rp	—	3	—	—
	MYR	7	27	6	26
Sub-total			20,507		18,541
Total			36,450		41,258
Unamortized debt issuance cost			(109)		(109)
			36,341		41,149
Current maturities			(13,519)		(17,746)
Long-term portion			22,822		23,403

Other significant information relating to bank loans as of December 31, 2025 is as follows:

				Current
			Total	period	Principal	Interest
			facility	payment	payment	payment	Interest rate
	Borrower	Currency	(in billions)*	(in billions)*	schedule	period	per annum	Security**
BNI
2013	Sigma	Rp	650	61	2021 - 2027	Monthly	1 month IndONIA + 2.25%	Trade receivables and property and equipment
2018	TLT	Rp	1,540	110	2018 - 2033	Quarterly	3 months JIBOR + 1.50%	Property and equipment
2018 - 2025	The Company, Mitratel, UMT, PST, Telkomsel	Rp	22,825	2,131	2018 - 2032	Monthly, Quarterly	3 months JIBOR + 0.25%; 1 month IndONIA + 0.75%-1.65%; 3 months IndONIA + 0.75%	None
Bank Mandiri
2018	Telkomsel	Rp	4,000	11,000	2018-2026	Quarterly	5.00%	None
2018 - 2024	The Company, GSD, PST, Mitratel	Rp	9,975	2,320	2020-2031	Monthly, Quarterly	3 months JIBOR + 0.25%-1.50%; 1 month IndONIA + 0.85%; 3 months IndONIA + 0.90%	None
BSI
2021-2022	Telkomsel	Rp	2,000	5,000	2022-2027	Monthly	5.30%	None
2024	Mitratel	Rp	2,500	417	2024-2029	Monthly	1 month IndONIA + 0.85%	None
BRI
2019 - 2023	The Company, Mitratel	Rp	3,000	1,214	2021 - 2030	Monthly, Quarterly	3 months JIBOR + 0.75%; 1 month IndONIA + 1.00%	None
2024	Telkomsel	Rp	1,000	2,000	2024 - 2026	Semi-annually	6.50%	None
BCA
2020 - 2024	The Company, PST, GSD, Mitratel	Rp	18,686	2,443	2020 - 2032	Monthly, Quarterly	3 months JIBOR + 0.50%-1.00%; 1 month IndONIA + 0.75%; 3 months IndONIA +1.25%-1.89%	None
2022	Telkomsel	Rp	2,000	5,000	2022-2026	Monthly	6.10%	None
DBS
2021 - 2023	Mitratel	Rp	5,500	1,283	2022-2030	Monthly	1 month IndONIA + 0.95%	None
2024 - 2025	The Company, Telkomsel	Rp	6,000	2,167	2025-2031	Quarterly	4.95%-6.50%	None
Bank of China
2019	Telkomsel	Rp	1,900	1,900	2019-2026	Monthly	5.05%	None
Bank CIMB
Niaga
2019 - 2022	PINS, Mitratel	Rp	2,300	960	2022 - 2028	Monthly, Quarterly	3 months JIBOR + 1.95%; 1 month IndONIA + 0.90%	None
2025	Telkomsel	Rp	1,000	2,000	2025 - 2027	Monthly	4.70%	None
2021 - 2022	Telin	US$	0	0	2025 - 2030	Semi- annually	6 months SOFR + 1.82%	None
Bank Permata
2020 - 2024	Mitratel	Rp	2,250	292	2021-2031	Monthly	1 month IndONIA + 1.02%	None
2025	Telkomsel	Rp	1,000	2,000	2025-2027	Monthly	5.85%	None
Bank Sinarmas
2024	Telkomsel	Rp	1,000	6,500	2025 - 2026	Quarterly	1 week JIBOR	None
HSBC
2021 - 2023	Mitratel	Rp	1,250	216	2023-2030	Monthly	1 month IndONIA + 0.90%	None
Bank Danamon
2022	Mitratel	Rp	636	91	2022-2025	Quarterly	3 months JIBOR + 1.50%	None
2024	SSI	Rp	24	3	2024 - 2029	Monthly	8.75%	None
Bank ANZ
2015	PINS, GSD	Rp	440	22	2020-2025	Quarterly	3 months JIBOR + 1.40%-2.00%	None
2025	Telkomsel	Rp	1,500	3,000	2025-2027	Monthly	5.32%	None
Syndication of banks
2018	Telin	US$	0	0	2020-2025	Semi- annually	6 months SOFR + 1.55%	None

*In original currency

**	Refer to Notes 6 and Notes 12 for details of trade receivables and property and equipment pledged as collaterals

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2025, the Group has complied with all covenants regarding these financial ratios, except for Sigma which debt to service coverage ratio is still lower than required. As of December 31, 2025, the Group obtained waiver for loan amounting to Rp47 billion from BNI to not require payment as the consequence of the breach for Sigma. The waiver from BNI was received on December 15, 2025 and effective for 12 months after reporting period.

The credit facilities were obtained by the Group for working capital purposes and investment purposes.

As of December 31, 2025, the Group had Rp42,109 billion and US$67 million of undrawn committed borrowing facilities available.

21. NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	2024	2025
Non-controlling interests in net assets of subsidiaries:
Telkomsel	10,949	10,145
Mitratel	8,435	8,401
Others (each below Rp100 billion)	874	1,006
Total	20,258	19,552

	2023	2024	2025
Non-controlling interests in profit (loss) of subsidiaries:
Telkomsel	7,096	6,454	5,939
Mitratel	568	595	598
Others	(23)	65	(55)
Total	7,641	7,114	6,482

Material partly-owned subsidiaries

The non-controlling interests which are considered material to the Company are the non-controlling interests in Telkomsel and Mitratel. On December 31, 2024 and 2025, the non-controlling interest in Telkomsel holds 30.10% and Mitratel holds 28.16%.

The summarized financial information of Telkomsel and Mitratel are provided below. These information are based on amounts before intercompany eliminations and adjustments.

Summarized statements of financial position:

	Telkomsel		Mitratel
	2024	2025	2024	2025
Current assets	19,374	17,651	3,446	3,051
Non-current assets	97,591	96,737	54,684	55,294
Current liabilities	(40,986)	(42,074)	(12,292)	(7,507)
Non-current liabilities	(45,194)	(44,780)	(12,466)	(17,498)
Total equity	30,785	27,534	33,372	33,340
Attributable to:
Owners of the parent company	19,836	17,389	24,937	24,939
Non-controlling interests	10,949	10,145	8,435	8,401

Summarized statements of profit or loss and other comprehensive income:

	Telkomsel			Mitratel
	2023	2024	2025	2023	2024	2025
Revenues	102,372	113,340	109,307	8,595	9,217	9,534
Operation expenses	(71,819)	(83,768)	(81,340)	(4,949)	(5,050)	(5,377)
Other expenses – net	(2,280)	(2,136)	(3,145)	(1,501)	(1,899)	(1,905)
Profit before income tax	28,273	27,436	24,822	2,145	2,268	2,252
Income tax expense – net	(6,418)	(5,369)	(5,674)	(128)	(156)	(129)
Profit for the year	21,855	22,067	19,148	2,017	2,112	2,123
Other comprehensive income (loss) – net	78	355	(43)	2	1	(3)
Total comprehensive income for the year	21,933	22,422	19,105	2,019	2,113	2,120

Attributable to non-controlling interests	7,096	6,454	5,939	568	595	598
Dividends paid to non-controlling interests	9,267	6,627	6,729	484	407	545

Summarized statements of cash flows:

	Telkomsel			Mitratel
	2023	2024	2025	2023	2024	2025
Operating	41,693	38,939	36,806	5,162	6,632	6,776
Investing	(14,302)	(14,932)	(14,282)	(6,504)	(3,490)	(2,250)
Financing	(28,601)	(25,631)	(22,937)	(4,118)	(3,436)	(4,514)
Net increase (decrease) in cash and cash equivalents	(1,210)	(1,624)	(413)	(5,460)	(294)	12

22. CAPITAL STOCK

The details of capital stock are as follows:

	2024
		Percentage of	Total paid-in
Description	Number of shares	ownership	capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,185,694,580	4.23	209
Directors (Note 1b):
Ririek Adriansyah	9,336,755	0	0
Bogi Witjaksono	6,952,700	0	0
Afriwandi	6,995,200	0	0
Heri Supriadi	7,242,700	0	0
F.M. Venusiana R.	10,629,200	0	0
Herlan Wijanarko	6,995,200	0	0
Muhamad Fajrin Rasyid	6,952,700	0	0
Budi Setyawan Wijaya	7,407,700	0	0
Honesti Basyir	3,250,844	0	0
Commissioners (Note 1b):
Isa Rachmatarwata	3,312,700	0	0
Marcelino Rumambo Pandin	3,312,700	0	0
Ismail	3,312,700	0	0
Arya Mahendra Sinulingga	3,359,500	0	0
Rizal Mallarangeng	3,312,700	0	0
Silmy Karim	1,344,700	0	0
Public (individually less than 5%)	43,190,450,461	43.68	2,164
Total	99,062,216,600	100.00	4,953

	2025
		Percentage of	Total paid-in
Description	Number of shares	ownership	capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
DAM	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,356,822,980	4.40	218
Directors (Note 1b):
Dian Siswarini	203,000	0	0
Veranita Yosephine	90,000	0	0
Nanang Hendarno	32,500	0	0
Faizal Rochmad Djoemadi	248,500	0	0
Commissioners (Note 1b):
Rizal Mallarangeng	3,240,600	0	0
Silmy Karim	1,344,700	0	0
Public (individually less than 5%)	43,088,935,360	43.50	2,155
Sub-total	99,053,271,200	99.99	4,953
Share buyback	8,945,400	0.01	0
Total	99,062,216,600	100.00	4,953

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

This share transfer was conducted in accordance with prevailing legal regulations, specifically:

(a)	Government Regulation Number 15 Year 2025 regarding the Addition of Capital Participation of the Republic of Indonesia into the Share Capital of BKI for the Establishment of an Operational Holding;
(b)	Government Regulation Number 16 Year 2025 regarding the State Capital Participation of the Republic of Indonesia into the Daya Anagata Nusantara Investment Management Agency (“Danantara”).

BKI, as the transferee, serves as the Operational Holding Company, with all of its shares owned by the Government through the Minister of State-Owned Enterprises and Danantara. The Government retains its position as the Company's Ultimate Beneficial Owner through its direct ownership of 1 Series A Dwiwarna share with special rights and its indirect ownership of BKI's Series B shares through Danantara. Based on Notarial Deed of Jose Dima Satria, S.H., M.Kn., No. 163, dated May 23, 2025, BKI changed its name to DAM.

Pursuant to the AGM of Stockholders of the Company as stated in Notarial Deed No. 73 dated May 30, 2023 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2022 amounting to Rp16,603 billion (Rp167.59 per share). The Company paid cash dividend on July 5, 2023.

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 04 dated May 3, 2024 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2023 amounting to Rp17,683 billion (Rp178.50 per share). The Company paid cash dividend on May 29, 2024.

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 52 dated May 27, 2025 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2024 amounting to Rp21,047 billion (Rp212.47 per share). The Company paid cash dividend on June 19, 2025.

Based on Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 52, dated May 27, 2025, AGM of Stockholders agreed Company’s share buyback with a maximum amount of Rp3,000 billions. On December 31, 2025, the Company has conducted share buyback amounting to 8,945,400 shares or equivalent to Rp30 billions.

As of December 31, 2025, all of the Company Series B Shares have been listed on IDX and 43,568,230 ADS or equivalent to 4,356,822,980 Series B have been listed on the NYSE.

23. BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp23,053 billion, Rp22,365 and Rp17,486 billion by the weighted average number of shares outstanding during the year totaling to 99,062,216,600 shares for the years ended December 31,

2023 (as restated) and 2024 (as restated) respectively, and 99,061,024,659 for the years ended December 31, 2025.

Basic earnings per share amounted to Rp232.71, Rp225.77 and Rp176.52 for the year ended December 31, 2023 (as restated), 2024 (as restated) and 2025, respectively. The Company does not have potentially dilutive financial instruments for the years ended December 31, 2023 (as restated), 2024 (as restated) and 2025.

As of December 31, 2025, all of the Company Series B Shares have been listed on IDX and 43,568,230 ADS or equivalent to 4,356,822,980 Series B have been listed on the NYSE.

24. REVENUES

The Group derives revenues in the following major product lines:

	As restated
						Consolidated
2023	B2C	B2B Infra	B2B ICT	International	Others	revenue
Data, internet, and information technology service revenues
Cellular data and internet	73,187	—	—	—	—	73,187
Internet, data communication, and information technology services	346	1,027	8,127	1,354	45	10,899
Others	34	173	431	948	1,768	3,354
Total data, internet, and information technology service revenues	73,567	1,200	8,558	2,302	1,813	87,440
IndiHome revenues	25,992	—	2,793	—	—	28,785
Interconnection revenues	293	1,317	—	7,457	—	9,067
Telephone revenues
Cellular	8,022	—	—	172	—	8,194
Fixed lines	332	117	450	—	—	899
SMS	3,345	—	35	—	—	3,380
Total telephone revenues	11,699	117	485	172	—	12,473
Network revenues	4	1,009	786	683	—	2,482
Other services
Call center service	—	—	1,264	—	—	1,264
Manage service and terminal	—	—	909	11	—	920
E-health	—	—	—	—	761	761
E-payment	—	—	—	—	496	496
Others	158	324	646	9	1,605	2,742
Total other services	158	324	2,819	20	2,862	6,183
Total revenues from contract with customer	111,713	3,967	15,441	10,634	4,675	146,430
Revenues from lessor transactions	—	2,786	—	—	—	2,786
Total revenues	111,713	6,753	15,441	10,634	4,675	149,216

	As restated
						Consolidated
2024	B2C	B2B Infra	B2B ICT	International	Others	revenue
Data, internet, and information technology service revenues
Cellular data and internet	72,639	—	—	—	—	72,639
Internet, data communication, and information technology services	—	1,122	11,314	1,651	17	14,104
Others	134	834	578	260	1,984	3,790
Total data, internet, and information technology service revenues	72,773	1,956	11,892	1,911	2,001	90,533
IndiHome revenues	26,262	—	—	—	—	26,262
Interconnection revenues	363	1,193	—	7,631	—	9,187
Telephone revenues
Cellular	6,077	—	—	183	—	6,260
Fixed lines	—	82	397	—	—	479
SMS	3,791	—	14	—	—	3,805
Total telephone revenues	9,868	82	411	183	—	10,544
Network revenues	3	1,538	648	990	—	3,179
Other services
E-payment	14	—	—	—	1,286	1,300
Call center service	—	—	1,255	—	—	1,255
Manage service and terminal	—	1	1,039	5	—	1,045
E-health	—	—	—	—	767	767
Others	379	381	496	12	1,598	2,866
Total other services	393	382	2,790	17	3,651	7,233
Total revenues from contract with customer	109,662	5,151	15,741	10,732	5,652	146,938
Revenues from lessor transactions	—	3,029	—	—	—	3,029
Total revenues	109,662	8,180	15,741	10,732	5,652	149,967

						Consolidated
2025	B2C	B2B Infra	B2B ICT	International	Others	revenue
Data, internet, and information technology service revenues
Cellular data and internet	71,289	—	—	—	—	71,289
Internet, data communication, and information technology services	440	1,107	10,817	1,843	10	14,217
Others	48	1,237	505	159	2,589	4,538
Total data, internet, and information technology service revenues	71,777	2,344	11,322	2,002	2,599	90,044
IndiHome revenues	26,119	—	—	—	—	26,119
Interconnection revenues	386	1,345	—	7,241	—	8,972
Telephone revenues
Cellular	4,229	—	—	171	—	4,400
Fixed lines	—	88	484	—	—	572
SMS	3,143	—	20	—	—	3,163
Total telephone revenues	7,372	88	504	171	—	8,135
Network revenues	3	1,739	677	1,226	—	3,645
Other services
E-payment	—	—	—	—	1,684	1,684
Manage service and terminal	—	—	1,201	25	—	1,226
Call center service	—	—	1,154	—	—	1,154
E-health	—	—	—	—	—	—
Others	241	538	442	8	1,659	2,888
Total other services	241	538	2,797	33	3,343	6,952
Total revenues from contract with customer	105,898	6,054	15,300	10,673	5,942	143,867
Revenues from lessor transactions	—	2,875	—	—	—	2,875
Total revenues	105,898	8,929	15,300	10,673	5,942	146,742

Management expects that most of the transaction price allocated to the unsatisfied contracts as of December 31, 2025 will be recognized as revenue during the next reporting periods. Unsatisfied performance obligations as of December 31, 2025, which management expects to be realised within one year is Rp8,512 billion, and more than one year is Rp5,453 billion.

The Group entered into non-cancellable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment, and land and building with terms ranging from 1 to 29 years and with expiry dates between 2026 and 2039. Periods may be extended based on the agreement by both parties.

Refer to Note 31 for details of related party transactions.

25.  PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2023	2024	2025
Salaries and related benefits	9,674	9,457	9,411
Vacation pay, incentives, and other benefits	4,159	4,214	3,784
Pension and other post-employment benefits (Note 29)	1,764	1,691	1,854
Early retirement program	0	1,186	937
LSA expense (Note 30)	289	226	284
Others	41	33	92
Total	15,927	16,807	16,362

Refer to Note 31 for details of related parties transactions.

26.  OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2023	2024	2025
Operation and maintenance	23,057	24,365	23,478
Radio frequency usage charges (Note 33c.i)	7,412	7,687	7,746
Leased lines and Customer Premise Equipment("CPE")	3,462	3,422	4,474
Concession fees and USO charges (Note 16)	2,836	2,933	2,885
Electricity, gas, and water	877	1,097	1,051
Cost of SIM cards, vouchers, and sales of peripherals (Note 8)	797	584	532
Project management	489	427	445
Insurance	269	308	335
Vehicles rental and supporting facilities	308	271	164
Others (each below Rp100 billion)	211	108	124
Total	39,718	41,202	41,234

Refer to Note 31 for details of related parties transactions.

27.  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2023	2024	2025
General expenses	2,446	2,448	2,241
Allowance for expected credit losses trade receivables (Note 6)	513	904	1,465
Professional fees	996	855	824
Training, education, and recruitment	461	453	358
Traveling	443	421	343
Meeting	334	390	307
Social contribution	232	233	301
Collection expenses	195	194	291
Others (each below Rp100 billion)	479	327	471
Total	6,099	6,225	6,601

Refer to Note 31 for details of related parties transactions.

28.  TAXATION

a.    Prepaid income taxes

	2024	2025
The Company - Corporate income tax	641	663
Subsidiaries - Corporate income tax	1,554	1,810
Total	2,195	2,473
Current portion	—	—
Non-current portion (Note 14)	2,195	2,473

b.    Prepaid other taxes

The breakdown of prepaid other taxes is as follows:

	2024	2025
The Company:
VAT	168	746
Article 21 - Individual income tax	154	42
Article 23 - Withholding tax on service delivery	260	—
Subsidiaries:
VAT	2,782	2,577
Article 4(2) - Final tax	17	16
Article 21 - Individual income tax	7	6
Article 23 - Withholding tax on service delivery	79	115
Total	3,467	3,502
Current portion	(2,798)	(1,979)
Non-current portion (Note 14)	669	1,523

c.    Current income tax liabilities

The breakdown of current income tax liabilities is as follows:

	2024	2025
The Company:
Article 25 - Installment of corporate income tax	78	—
Subsidiaries:
Article 25 - Installment of corporate income tax	587	52
Article 29 - Corporate income tax	203	317
Total	868	369

d.    Other tax liabilities

The breakdown of other tax liabilities is as follows:

	2024	2025
The Company:
Income taxes
Article 4(2) - Final tax	11	31
Article 21 - Individual income tax	1	2
Article 22 - Withholding tax on goods delivery and imports	1	1
Article 23 - Withholding tax on services	45	46
VAT	109	304
VAT - Tax collector	114	185
Sub-total	281	569

Subsidiaries:
Income taxes
Article 4(2) - Final tax	644	219
Article 21 - Individual income tax	160	52
Article 22 - Withholding tax on goods delivery and imports	6	5
Article 23 - Withholding tax on services	33	183
Article 26 - Withholding tax on non-resident income	178	14
VAT	473	147
VAT - Tax collector	650	467
Sub-total	2,144	1,087
Total	2,425	1,656

e.    The components of consolidated income tax expense (benefit) are as follows:

	2023	2024
	(As restated)	(As restated)	2025
Current
The Company	1,271	905	1,016
Subsidiaries	7,525	6,730	6,589
Sub-total	8,796	7,635	7,605
Deferred
The Company	182	316	(489)
Subsidiaries	(513)	190	(575)
Sub-total	(331)	506	(1,064)
Net income tax expense	8,465	8,141	6,541

f.    Reconciliation of income tax expense

The details of the net income tax expense for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023	2024
	(As restated)	(As restated)	2025
Estimated taxable income of the Company	6,340	4,200	4,617
Corporate Income Tax:
Current corporate income tax expense:
The Company	1,205	798	878
Subsidiaries	7,524	6,730	6,588
Current income tax expense of previous year:
Final tax expense
The Company	66	107	139
Subsidiaries	1	—	—
Total income tax expense - current	8,796	7,635	7,605

Income tax expense (benefit) - deferred effect of temporary differences at enacted maximum tax rates
The Company
Net periodic pension and other post-employment benefits costs	196	34	(148)
Leases	0	(1)	—
Accrued expenses	—	24	—
Addition to deferred installation fee	(1)	(4)	6
Allowance for expected credit losses	54	61	52
Provision for employee benefits	(7)	23	(22)
Amortization of intangible assets, land rights and others	(6)	(13)	(5)
Depreciation and gain or loss on disposal or sale of property and equipment	(37)	189	(367)
Others	(17)	3	(5)
Net	182	316	(489)
Telkomsel
Fair value measurement of other financial instruments	(7)	8	—
Leases	200	23	(101)
Allowance for expected credit losses	(61)	(119)	(247)
Amortization of license	25	3	21
Provision for employee benefits	(168)	(160)	(241)
Contract liabilities	(217)	30	(29)
Contract cost	(5)	(23)	(17)
Other financial instruments	(41)	150	494
Depreciation and gain or loss on disposal or sale of property and equipment	(122)	133	(504)
Net	(396)	45	(624)
Subsidiaries - other - net	(117)	145	49
Net income tax benefit - deferred	(331)	506	(1,064)
Income tax expense - net	8,465	8,141	6,541

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2023	2024
	(As restated)	(As restated)	2025
Profit before income tax consolidation	39,159	37,620	30,509
Less consolidated income subject to final tax - net	(11,010)	(7,598)	(8,511)
	28,149	30,022	21,998
Income tax expense calculated at the Company’s applicable statutory tax rate	5,349	5,704	4,180
Difference in applicable statutory tax rate for subsidiaries	626	798	636
Non-deductible expenses	2,183	1,239	1,367
Final income tax expense	67	107	139
Deferred tax adjustment	(203)	(4)	295
Unrecognized deferred tax	177	8	39
Others	266	289	(115)
Net income tax expense	8,465	8,141	6,541

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

The Company applied the tax rate of 19% for the years ended December 31, 2023, 2024, and 2025. The subsidiaries applied the tax rate of 22% for the years ended December 31, 2023, 2024, and 2025.

The Company has submitted its Annual Corporate Income Tax Return for the 2024 fiscal year on April 30, 2025, to the Tax Authority in accordance with the applicable tax regulations.

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

In June 2025, the Company received a tax objection decision letter resulting from the 2023 tax audit. In August 2025, from all tax assessments, the Company received a net refund amounting to Rp589.1 billion after deducting other types of tax collection letters and assessments. In August 2025, the Company received a tax assessment letter for underpayment of VAT audit results for 2022 fiscal year amounting to Rp10.1 billion (including tax fine).

In August 2025, the Company received a Field Audit Notification Letter for all 2024 taxes.

In October 2025, the Company received a tax objection decision letter rejecting the Company’s objection of the 2019 and 2020 tax assessments amounting of Rp35.7 billion. The Company is currently in the process of appealing the 2019 and 2020 tax dispute. As of the issuance of these consolidated financial statements, the tax audit process for the 2024 tax year and the appeal process for the 2019 and 2020 tax dispute are still ongoing.

(ii)   Telkomsel

As of December 31, 2025, Telkomsel has a number of tax assessments that are in the appeal process. The details of claims for tax refund, both associated with tax assessments or that have not been determined by the Tax Authority, including tax assessment exposure that are not accompanied by tax claims by Telkomsel, are as follows:

	2025
	Objection	Appeal	Others	Total
Claims for tax refund which are not yet
confirmed by the Tax Authority Telkomsel
Corporate Income Tax
2025 fiscal year	—	—	261	261
2024 fiscal year	—	—	791	791
Subsidiaries
VAT
2025 fiscal year	—	—	46	46
Withholding tax
2025 fiscal year	—	—	1	1

Tax assessment with claims for tax refund
Corporate Income Tax
2018 fiscal year	—	35	—	35
2015 fiscal year	—	294	—	294
2014 fiscal year	—	35	—	35
Withholding tax
2015 fiscal year	—	—	0	0
	—	364	1,099	1,463
Tax assessment with no associated claims for tax refund
Corporate Income Tax
2023 fiscal year	1,623	—	—	1,623
Withholding tax
2023 fiscal year	12,844	—	—	12,844
	14,467	—	—	14,467

For the year ended December 31, 2025, Telkomsel received a number of SKPKB for VAT for the fiscal years 2021 to 2023 amounting to Rp606 billion (including sanctions of Rp181 billion), as well as for Income Tax Article 23 and Corporate Income Tax for the fiscal year 2023 amounting to Rp12,844 billion (including sanctions of Rp3,823 billion) and Rp1,623 billion (including sanctions of Rp445 billion), respectively. In relation to the underpayment of VAT, where Telkomsel acts as a Tax Collector, Telkomsel accepted the entire amount of the tax underpayment and recorded a penalty of Rp181 billion as a tax expense in the 2025 consolidated income statement, and compensated the principal VAT underpayment of Rp425 billion as a VAT tax credit in 2025. In relation to the underpayment of Income Tax Article 23 and Corporate Income Tax for the 2023 fiscal year, Telkomsel has strong technical arguments to support its tax position and believes that it has complied with the provisions of the applicable tax laws and regulations, therefore Telkomsel considers that no provision is necessary for the underpayment of tax. Telkomsel has filed an objection to the Directorate General of Taxes on December 10, 2025. As of the date of issuance of these consolidated financial statements, the results of the objection have not been received.

Management believes that Telkomsel has a strong case to defend its position. Telkomsel determines an allowance related to the tax assessments is not necessary.

h.    Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	Deferred tax asset and liabilities			(Charged) credited to
	in financial position			profit or loss
	2023	2024	2025	2023	2024	2025
	(As restated)	(As restated)		(As restated)	(As restated)
The Company
Allowance for expected credit losses	831	770	718	(54)	(61)	(52)
Net periodic pension and other
post-employment benefit costs	822	781	1,001	(196)	(34)	148
Difference between accounting and tax bases of property and equipment	2,082	1,894	2,521	37	(189)	369
Provision for employee benefits	299	276	298	7	(23)	22
Deferred installation fee	21	25	19	1	4	(6)
Land rights, intangible assets and others	29	42	47	6	13	5
Accrued expenses	24	—	—	—	(24)	—
Leases	—	1	1	1	1	—
Others	76	73	78	17	(3)	5
Total deferred tax assets	4,184	3,862	4,683	(181)	(316)	491

Telkomsel
Provision for employee benefits	1,385	1,445	1,698	168	160	241
Allowance for expected credit losses	205	324	571	61	119	247
Contract liabilities	400	370	399	217	(30)	29
Fair value measurement of financial instruments	—	(8)	(8)	7	(8)	—
Difference between accounting and tax bases of property and equipment	62	(71)	433	122	(133)	504
Leases	(976)	(998)	(898)	(201)	(23)	101
License amortization	(171)	(174)	(195)	(25)	(3)	(21)
Contract costs	(46)	(23)	(6)	5	23	17
Other financial instruments	125	(25)	(519)	41	(150)	(494)
Deferred tax assets of Telkomsel - net	984	840	1,475	395	(45)	624
Deferred tax assets of the other subsidiaries - net	704	680	575	(70)	(15)	(99)
Deferred tax liabilities of the other subsidiaries - net	(841)	(992)	(1,233)	187	(130)	48
Deferred tax income (expense)				331	(506)	1,064
Total deferred tax assets - net	5,872	5,382	6,733
Total deferred tax liabilities - net	(841)	(992)	(1,233)

As of December 31, 2023, 2024 and 2025, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities are not recognized were Rp79,511 billion, Rp84,079 billion and Rp27,906 billion respectively.

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

In December 2024, the Government issued Decree of the Minister of Finance Number 465 of 2024 concerning the Implementation of the Core System of Tax Administration and Regulation of the Minister of Finance concerning Tax Provisions in the Framework of Implementing the Core System of Tax Administration No. 81 of 2024. In order to realize the aspect of justice in society, at the end of December 2024 the Government issued Regulation of the Minister of Finance Number 131 of 2024 concerning Value Added Tax Treatment on Imports of Taxable Goods, Delivery of Taxable Goods, Delivery of Taxable Services, Utilization of Intangible Taxable Goods from Outside the Customs Area within the Customs Area, and Utilization of Taxable Services from Outside the Customs Area within the Customs Area (PMK 131/2024) which is effective as of January 1, 2025. PMK 131/2024 regulates that on the Import and/or delivery of Taxable Goods within the Customs Area by Entrepreneurs other than Taxable Goods classified as luxury, delivery of Taxable Services within the Customs Area by Entrepreneurs, utilization of Intangible Taxable Goods from outside the Customs Area within the Customs Area, utilization of Taxable Services from outside the Customs Area within the Customs Area, Tax is payable Value Added Tax (VAT) is calculated by multiplying the 12% (twelve percent) rate by the Taxable Base, which is another value.

The issuance of PMK 131/2024 is in accordance with Law Number 7 of 2021 concerning the Harmonization of Tax Regulations (HPP Law), which stipulates that a VAT rate of 12% will be implemented no later than January 1, 2025. In February 2025, the Government issued Minister of Finance Regulation Number 11 of 2025 concerning Provisions on Other Values as Taxable Bases and Certain Amounts of Value Added Tax. The Company ensures coordination with relevant units, the IT Team and tax authorities to ensure smooth tax administration processes conducted through the Tax Administration Core System application, as well as the provisions for using other values as VAT Taxable Bases.

In response to the implementation of the Organisation for Economic Co-operation and Development (“OECD”) Pillar Two framework, on December 31, 2024, Indonesian Government implemented Pillar Two framework through Regulation of the Minister of Finance No. 136/2024 (PMK 136/2024). The Pillar Two model rules as implemented under PMK 136/2024 will take effect for fiscal years beginning on January 1, 2025.

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

The Group has conducted an analysis based on applicable tax regulations and identified potential top-up tax for constituent entities operating in the jurisdiction of Timor Leste. The Group believes, based on the results of the analysis, that the impact of these potential top-up tax is not material to the consolidated financial statements for the year ended December 31, 2025.

29.  PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	2024	2025
Pension benefit and other post-employment benefit obligations
Pension benefit program
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	3,543	3,725
Additional pension benefit obligation	29a.i.a.ii	42	42
The Company - unfunded	29a.i.b	215	216
Telkomsel	29a.ii	4,950	5,978
Projected pension benefit obligations		8,750	9,961
Net periodic post-employment health care benefit	29b	1,550	1,708
Other post-employment benefit	29c	175	187
Long service employee benefit	29d	1	1
Obligation under the Labor Law	29e	1,064	1,139
Total		11,540	12,996

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2023	2024	2025
Pension benefit cost
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	629	518	357
Additional pension benefit obligation	29a.i.a.ii	3	3	3
The Company - unfunded	29a.i.b	54	(27)	25
Telkomsel	29a.ii	633	663	978
Total periodic pension benefit cost		1,319	1,157	1,363
Net periodic post-employment health care benefit cost	25,29b	205	282	281
Other post-employment benefit cost	25,29c	22	20	17
Long service employee benefit cost	25,29d	1	0	1
Labor Law employee benefit cost	25,29e	217	232	192
Total		1,764	1,691	1,854

The amounts recognized in OCI are as follows:

	Notes	2023	2024	2025
Defined benefit plan actuarial gain (loss)
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	(524)	72	(381)
Additional pension benefit obligation	29a.i.a.ii	1	1	(1)
The Company - unfunded	29a.i.b	246	(53)	14
Telkomsel	29a.ii	91	420	(77)
Total periodic pension benefit cost		(186)	440	(445)
Post-employment health care benefit cost	29b	(1,265)	202	123
Other post-employment benefit cost	29c	(2)	6	(6)
Long service employee benefit cost	29c	—	0	—
Labor Law employee benefit cost	29e	41	107	5
Sub-total		(1,412)	755	(323)
Deferred tax effect at the applicable tax rates		23	(120)	87
Defined benefit plan actuarial gain (loss) - net of tax		(1,389)	635	(236)

The following table presents the changes in projected pension benefit obligations and post-employment health care benefit obligations, changes in pension benefit and post-employment health care benefit plan assets, funded status of the pension plan and post-employment health care benefit plan, and net amount recognized in the consolidated statements of financial position as of December 31, 2024 and 2025, under the defined benefit pension plan:

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2024	23,718	(20,052)	5,796	(1,070)	14,624	(13,154)	9,862

Service costs	279	—	346	—	—	—	625
Transferred employees costs	(2)	1	2	(2)	—	—	(1)
Interest costs (income)	1,533	(1,304)	381	(65)	966	(866)	645
Plan administration cost	(115)	115	—	1	—	182	183
Additional welfare benefits	34	—	—	—	—	—	34
Cost recognized in the consolidated statement of profit or loss	1,729	(1,188)	729	(66)	966	(684)	1,486

Actuarial (gain) loss on:
Experience adjustments	(609)	—	(121)	—	65	—	(665)
Changes in demographic assumptions	(1)	—	—	—	0	—	(1)
Changes in financial assumptions	(491)	—	(314)	—	(863)	—	(1,668)
Return on plan assets (excluding amount included in net interest expense)	—	1,029	—	15	—	596	1,640
Cost recognized in OCI	(1,101)	1,029	(435)	15	(798)	596	(694)

Employer’s contributions	—	(558)	—	(18)	—	—	(576)
Pension plan participants’ contributions	13	(13)	1	(1)	—	—	—
Benefits paid from plan assets	(1,948)	1,948	(2)	1	(640)	640	(1)
Benefits paid by employer	(34)	—	—	—	—	—	(34)
Balance, December 31, 2024	22,377	(18,834)	6,089	(1,139)	14,152	(12,602)	10,043
Projected pension benefit obligation at end of year	3,543		4,950		1,550		10,043

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2025	22,377	(18,834)	6,089	(1,139)	14,152	(12,602)	10,043

Service costs	177	—	332	—	—	—	509
Past service costs	—	—	294	—	—	—	294
Interest costs (income)	1,500	(1,271)	406	(55)	970	(862)	688
Plan administration cost	(110)	110	—	1	—	173	174
Cost recognized in the consolidated statement of profit or loss	1,567	(1,161)	1,032	(54)	970	(689)	1,665

Actuarial (gain) loss on:
Experience adjustments	(17)	—	(187)	—	(66)	—	(270)
Changes in demographic assumptions	(1)	—	—	—	0	—	(1)
Changes in financial assumptions	1,053	—	261	—	478	—	1,792
Return on plan assets (excluding amount included in net interest expense)	—	(654)	—	3	—	(535)	(1,186)
Cost recognized in OCI	1,035	(654)	74	3	412	(535)	335

Employer’s contributions	—	(605)	—	(27)	—	—	(632)
Pension plan participants’ contributions	10	(10)	1	(1)	—	—	—
Benefits paid from plan assets	(1,843)	1,843	—	—	(584)	584	—
Benefits paid by employer	(17)	17	(288)	288	—	—	—
Past benefits paid by employer	—	—	(221)	221	—	—	—
Balance, December 31, 2025	23,129	(19,404)	6,687	(709)	14,950	(13,242)	11,411
Projected pension benefit obligation at end of year	3,725		5,978		1,708		11,411

The following table presents the changes in unfunded projected pension benefit obligations, additional pension benefit obligations, other post-employment benefit obligations and obligations under the Labor Law, changes in additional pension benefit plan assets, and net amount recognized in the consolidated statements of financial position as of December 31, 2024 and 2025, under the defined benefit pension plan:

					The Company
	The Company				and its subsidiaries
			Other
	Additional		post-employment	Long service	Obligations
	pension benefit		benefit	employee	under
	obligations	Unfunded	obligations	benefit	the Labor Law	Total
Balance, January 1, 2024	44	258	244	1	1,005	1,552
Service costs	0	9	6	0	204	219
Past service costs	—	—	1	—	18	19
Interest costs	3	14	13	—	10	40
Transferred employees costs	(0)	(0)	(0)	—	(0)	(0)
Early retirement settlement costs	—	(50)	0	(0)	(0)	(50)
Cost recognized in the consolidated statement of profit or loss	3	(27)	20	0	232	228

Actuarial (gain) loss recognized in OCI	(1)	53	(6)	(0)	(107)	(61)
Benefits paid by employer	(4)	(69)	(83)	—	(62)	(218)
Divestment	—	—	—	—	(4)	(4)
Balance, December 31, 2024	42	215	175	1	1,064	1,497

					The Company
	The Company				and its subsidiaries
			Other
	Additional		post-employment	Long service	Obligations
	pension benefit		benefit	employee	under
	obligations	Unfunded	obligations	benefit	the Labor Law	Total
Balance, January 1, 2025	42	215	175	1	1,064	1,497
Service costs	0	10	5	1	134	150
Past service costs	—	—	—	—	(10)	(10)
Interest costs	3	15	12	—	68	98
Cost recognized in the consolidated statement of profit or loss	3	25	17	1	192	238

Actuarial (gain) loss recognized in OCI	1	(14)	6	—	(5)	(12)
Benefits paid by employer	(4)	(10)	(11)	(1)	(68)	(94)
Divestment	—	—	—	—	(44)	(44)
Balance, December 31, 2025	42	216	187	1	1,139	1,585

a.    Pension benefit program

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

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp558 billion and Rp605 billion, for the years ended December 31, 2024 and 2025, respectively.

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

As of December 31, 2024 and 2025, plan assets consist of:

	2024		2025
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	921	—	1,255	—
Equity instruments:
Financials	1,265	—	1,004	—
Consumer non-cyclicals	48	—	325	—
Basic material	203	—	383	—
Infrastructures	510	—	431	—
Energy	146	—	175	—
Technology	91	—	91	—
Industrials	239	—	268	—
Consumer cyclicals	448	—	60	—
Properties and real estate	110	—	75	—
Healthcare	175	—	141	—
Transportation and logistic	4	—	7	—
Equity-based mutual fund	193	—	74	—
Fixed income instruments:
Corporate bonds	—	2,034	—	2,031
Government bonds	10,608	—	11,191	—
Fixed income mutual funds	—	66	—	—
Index mutual funds	—	—	14	—
Medium-term notes (“MTN”)	—	100	—	105
Asset-backed securities	—	7	—	5
Sukuk	—	935	—	980
Non-public equity:
Direct placement	—	377	—	359
Property	—	202	—	204
Others	—	356	—	495
Total	14,961	4,077	15,494	4,179

Pension plan assets include Series B shares issued by the Company with fair values totaling Rp294 billion and Rp256 billion, representing 1.54% and 1.32% of total plan assets as of December 31, 2024 and 2025, respectively, and bonds issued by the Company with fair value totaling Rp338 billion and Rp248 billion, representing 1.78% and 1.28% of total plan assets as of December 31, 2024 and 2025, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp275 billion and Rp1,924 billion for the years ended December 31, 2024 and 2025, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio ("FSR") is above 105%. Based on Dapen’s financial statements as of December 31, 2025, Dapen's FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan.

Based on the Company regulations issued on September 30, 2022, regarding the Pension Fund Regulations from the Telkom Pension Fund, the Company stipulates those retirees who quit other than because of Disciplinary Punishment, Early Retirement, and at their own request and receive Pension Benefits of less than Rp1 million per month are given increase in monthly Pension Benefits to Rp1 million. In 2024 and 2025, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp34 billion and Rp17 billion, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2023, 2024 and 2025 with report dated March 1, 2024, March 19, 2025, and April 15, 2026, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025
Discount rate	6.75%	7.00%	6.50%
Rate of compensation increases	8.00%	8.00%	8.00%
Indonesian mortality table	2019	2019	2019

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

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2023, 2024 and 2025 with report dated March 1, 2024, March 19, 2025, and April 15, 2026, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025
Discount rate	6.75%	7.00%	6.50%
Indonesian mortality table	2019	2019	2019

Additional pension benefit obligation has been set aside since 2018 according to the approval by the Oversight Board. As of December 31, 2025, there are no additional obligations set aside because the requirements for recognizing additional benefits as mentioned above have not been fulfilled.

(b)  Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees. The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp52 billion and Rp48 billion for the years ended December 31, 2024 and 2025, respectively.

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

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2023, 2024 and 2025 with report dated March 1, 2024, March 19, 2025, and April 15, 2026, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025
Discount rate	6.75%	7.00%	6.25%
Rate of compensation increases	6.10%-8.00%	6.00%-8.00%	6.00%-8.00%
Indonesian mortality table	2019	2019	2019

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

The pension benefits are paid based on the participating employee’s latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% of their basic salaries to the pension fund. Telkomsel’s contribution to the pension fund for the year ended December 31, 2025 was amounting to Rp27 billion (2024: Rp18 billion).

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2023, 2024 and 2025 with report dated March 5, 2024, March 6, 2025, and February 13, 2026, respectively, by KKA Halim and Partner, an independent actuary in association with Milliman. The principal actuarial assumptions used by the independent actuary as of December 31, 2023, 2024 and 2025, are as follows:

	2023	2024	2025
Discount rate	6.70%	7.10%	6.30%
Rate of compensation increases	7.50%-8.00%	7.25%-8.00%	7.00%-8.00%
Indonesian mortality table	2019	2019	2019

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

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the years ended December 31, 2024 and 2025. As of December 31, 2024 and 2025, plan assets consist of:

	2024		2025
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	375	—	700	—
Equity instruments:
Financials	1,070	—	983	—
Consumer non-cyclicals	78	—	300	—
Basic material	197	—	276	—
Infrastructures	517	—	500	—
Energy	164	—	238	—
Technology	43	—	62	—
Industrials	242	—	296	—
Consumer cyclicals	355	—	95	—
Properties and real estate	96	—	79	—
Healthcare	118	—	99	—
Transportation and logistic	4	—	3	—
Equity-based mutual funds	313	—	326	—
Fixed income instruments:
Government obligations	1,837	—	2,321	—
Corporate obligations	196	—	447	—
Fixed income mutual funds	6,484	—	5,972	—
Exchange Traded Fund (“ETF”)	24	—	35	—
Index mutual funds	5	—	—	—
Unlisted shares:
Private placement	—	507	—	535
Total	12,118	507	12,732	535

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totaling Rp217 billion and Rp251 billion, representing 1.72% and 1.89% of total plan assets as of December 31, 2024 and 2025, respectively. Bonds issued by The Company with a fair value of Rp69 billion and Rp99 billion each represent 0.55% and 0.74% of total assets as of December 31, 2024 and 2025. The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp270 billion and Rp1,397 billion for the years ended December 31, 2024 and 2025, respectively.

The actuarial valuation for post-employment health care benefit was performed based on the measurement date as of December 31, 2023, 2024 and 2025 with report dated March 1, 2024, March 19, 2025 and April 15, 2026, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025
Discount rate	6.75%	7.00%	6.75%
Health care costs trend rate assumed for next year	7.00%	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%	7.00%
Indonesian mortality table	2019	2019	2019

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

The actuarial valuation for other post-employment benefit was performed based on the measurement date as of December 31, 2023, 2024, and 2025, with reports dated March 1, 2024, March 19, 2025 and April 15, 2026, respectively, by KKA I Gde Eka Sarmaja, FSAI and Partner. The principal actuarial assumptions used by the independent actuary as of December 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025
Discount rate	6.50%	7.00%	6.00%
Indonesian mortality table	2019	2019	2019

d.   Long service employee benefit

The Company provides long service employee benefit to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of December 31, 2024 and 2025 amounted to Rp1 billion and Rp1 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp1 billion, Rp1 billion and Rp1 billion for the years ended December 31, 2023, 2024 and 2025, respectively.

e.   Obligation under the Labor Law

Under Law No. 11 Year 2020, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of December 31, 2024 and 2025 amounted to Rp1,064 billion and Rp1,139 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp217 billion, Rp232 billion, Rp192 billion for the years ended December 31, 2023, 2024 and 2025, respectively (Note 25). The actuarial (gain) losses recognized in OCI amounted to Rp41 billion, Rp107 billion, Rp55 billion for the years ended December 31, 2023, 2024 and 2025, respectively.

f.     Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2024 and 2025 are as follows:

	Expected Benefits Payment
	The Company
	Funded
					Post-
	Defined	Additional			employment	Other post-	Obligation
	pension benefit	pension benefit			health care	employment	under
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits	the Labor Law
2024
Within next 10 years	20,107	39	277	5,933	8,159	202	1,857
Within 10-20 years	15,035	28	110	9,831	13,330	118	4,874
Within 20-30 years	8,744	15	212	5,603	13,966	66	3,369
Within 30-40 years	3,079	5	20	93	7,931	2	319
Within 40-50 years	539	1	—	—	2,142	—	—
Within 50-60 years	37	—	—	—	340	—	—
Within 60-70 years	1	—	—	—	62	—	—
Within 70-80 years	—	—	—	—	7	—	—

Weighted average duration of DBO	8.16 years	8.16 years	6.48 years	10.47 years	16.75 years	5.18 years	11.29 years

2025
Within next 10 years	20,124	38	253	6,688	8,654	200	1,848
Within 10-20 years	14,464	27	95	9,486	13,671	119	5,030
Within 20-30 years	8,069	13	195	5,080	13,558	60	3,243
Within 30-40 years	2,667	4	6	77	7,185	1	238
Within 40-50 years	430	1	—	—	1,800	—	—
Within 50-60 years	26	—	—	—	281	—	—
Within 60-70 years	—	—	—	—	52	—	—
Within 70-80 years	—	—	—	—	5	—	—

Weighted average duration of DBO	8.11 years	8.11 years	6.28 years	10 years	16.34 years	5.04 years	11.35 years

g.    Sensitivity Analysis

As of December 31, 2024, and 2025, 1% change in discount rate and rate of compensation would have effect on DBO, as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
2024
Funded:
Defined pension benefit obligation	(1,809)	2,113	153	(146)
Unfunded	(11)	12	13	(12)
Telkomsel	(434)	492	531	(475)
Post-employment health care benefits	(1,666)	2,036	1,948	(1,628)
Other post-employment benefits	(9)	10	3	(3)
Obligation under the Labor Law	(71)	94	99	(77)

2025
Funded:
Defined pension benefit obligation	(1,885)	2,205	139	(134)
Unfunded	(10)	11	12	(11)
Telkomsel	(492)	558	595	(534)
Post-employment health care benefits	(1,738)	2,118	2,020	(1,693)
Other post-employment benefits	(9)	10	3	(3)
Obligation under the Labor Law	(93)	100	135	(124)

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

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method amounted to Rp1,192 billion and Rp1,308 billion as of December 31, 2024 and 2025, respectively. The related benefit costs charged to expense amounted to Rp289 billion, Rp226 billion and Rp284 billion for the years ended December 31, 2023, 2024 and 2025, respectively (Note 25).

31. RELATED PARTY TRANSACTIONS

a.     Nature of relationships and accounts or transactions with related parties

Details of the nature of relationships and accounts or transactions with significant related parties are as follows:

Related parties	Nature of relationships	Nature of accounts or transactions
The Government
Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, and investment in financial instruments
Government agencies	Entities under common control

Network service revenues, internet and data service revenues, other telecommunication revenues, life insurance expenses, press release expenses, customer education expenses, office building lease expenses, consultant expenses, training expenses, finance income, and purchase of property and equipments

MCDA	Entity under common control	Concession fees, radio frequency usage charges, USO charges, telecommunication service revenues, and license expenses
State-owned enterprises
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Garuda Indonesia (Persero) (“Garuda Indonesia”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
State-owned banks	Entities under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, cash in bank, time deposits, loan, and consultant expenses
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, cash in bank, time deposits, loan, consultant expenses, medical expenses, and financing
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, cash in bank, time deposits, and loan
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electrical utility expenses
Indonesia Financial Group	Entity under common control	Property and equipment insurance expenses and personal insurance expenses
Bahana TCW	Entity under common control	Mutual funds
Sarana Multi Infrastruktur	Entity under common control	Other borrowings and finance costs
BTN	Entity under common control	Cash in bank and time deposits
BSI	Entity under common control	Cash in bank, time deposits, and loan
BJB	Entity under common control	Time deposits
BPD	Entity under common control	Time deposits
PT Omni Inovasi Indonesia Tbk. (“Omni Inovasi Indonesia”)	Associated company	Distribution of SIM cards and pulse reload voucher
PT Fintek Karya Nusantara (“Finarya”)	Associated company	Marketing expenses and distribution of SIM cards and pulse reload voucher
Indonusa	Associated company	Internet and data service revenues and other telecommunication service revenues
PT Kereta Cepat Indonesia China (“KCIC”)	Other related entity	Other telecommunication service revenues
Padi UMKM	Other related entity

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

The outstanding balances of trade receivables and payables as of December 31, 2024 and 2025 are unsecured and interest-free and the settlement is expected to occur in cash. There have been no guarantees provided or received for any related party receivables or payables. The Group recorded an increase (decrease) in impairment loss from trade receivables of related party amounted to Rp91 billion, (Rp42) billion, and (Rp7) billion for the years ended December 31, 2023, 2024, and 2025, respectively.

b.Significant transactions with related parties

The following table presents significant transactions with related parties:

	2023		2024		2025
		% of total		% of total		% of total
	Amount	revenues	Amount	revenues	Amount	revenues
Revenues
Majority stockholder
Ministry of Finance	174	0.12	234	0.16	387	0.26
Entities under common control
Indosat	2,195	1.47	2,209	1.47	2,392	1.63
Government Agencies	3,235	2.17	2,506	1.67	2,292	1.56
BNI	509	0.34	531	0.35	586	0.40
Pertamina	755	0.51	488	0.33	573	0.39
MCDA	516	0.35	884	0.59	472	0.32
Bank Mandiri	156	0.10	308	0.21	243	0.17
BRI	190	0.13	228	0.15	184	0.13
Garuda Indonesia	67	0.04	57	0.04	105	0.07
Others (each below Rp100 billion)	939	0.64	373	0.25	287	0.20
Sub-total	8,562	5.75	7,584	5.06	7,134	4.87
Associated companies	8	0.01	0	0.00	0	0.00
Other related entities
KCIC	87	0.06	357	0.24	103	0.07
Others	43	0.03	47	0.03	49	0.03
Sub-total	130	0.09	404	0.27	152	0.10
Total	8,874	5.97	8,222	5.49	7,673	5.23

	2023		2024		2025
		% of total		% of total		% of total
	Amount	expenses	Amount	expenses	Amount	expenses
Expenses
Entities under common control
MCDA	10,300	9.73	10,689	9.80	10,711	9.55
PLN	2,602	2.46	2,779	2.55	2,905	2.59
Indosat	566	0.53	644	0.59	712	0.63
Indonesia Financial Group	198	0.19	183	0.17	137	0.12
Government agencies	144	0.14	114	0.10	110	0.10
Others (each below Rp100 billion)	524	0.49	262	0.23	239	0.21
Sub-total	14,334	13.54	14,671	13.44	14,814	13.20
Associated companies	126	0.12	109	0.10	98	0.09
Other related entities
Padi UMKM	561	0.53	508	0.47	388	0.35
Others	94	0.09	77	0.07	61	0.05
Sub-total	655	0.62	585	0.54	449	0.40
Total	15,115	14.28	15,365	14.08	15,361	13.69

	2023		2024		2025
		% of total		% of total		% of total
		finance		finance		finance
	Amount	income	Amount	income	Amount	income
Finance income
Entities under common control
State-owned banks	312	29.41	371	27.14	346	20.83
Government agencies	56	5.28	58	4.24	61	3.67
Total	368	34.69	429	31.38	407	24.50

	2023		2024		2025
		% of total		% of total		% of total
	Amount	finance cost	Amount	finance cost	Amount	finance cost
Finance cost
Majority stockholder
Ministry of Finance	5	0.11	1	0.02	—	—
Entities under common control
State-owned banks	1,111	23.68	1,329	25.45	1,400	26.88
Sarana Multi Infrastruktur	74	1.58	8	0.15	—	—
Sub-total	1,185	25.26	1,337	25.60	1,400	26.88
Total	1,190	25.37	1,338	25.62	1,400	26.88

	2023		2024		2025
		% of total		% of total		% of total
	Amount	revenues	Amount	revenues	Amount	revenue
Distribution of SIM card and voucher
Associated companies
Finarya	159	0.11	100	0.07	76	0.05
Omni Inovasi Indonesia	467	0.32	371	0.25	—	—
Total	626	0.43	471	0.32	76	0.05

	2024		2025
		% of total		% of total
	Amount	property and equipment purchased	Amount	property and equipment purchased
Purchase of property and equipment
Entities under common control	29	0.12	48	0.20
Total	29	0.12	48	0.20

c.   Balance of accounts with related parties

The following table presents significant transactions with related parties:

	2024		2025
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents (Note 4)	27,840	9.57	28,596	9.95
Other current financial assets (Note 5)	1,036	0.36	643	0.22
Trade receivables (Note 6)	3,005	1.03	2,630	0.92
Contract assets
Majority stockholder
Ministry of Finance	16	0.01	94	0.03
Entities under common control
Government agencies	327	0.11	371	0.13
Others (each below Rp100 billion)	257	0.09	308	0.11
Sub-total	584	0.20	679	0.24
Associated companies	1	0.00	1	0.00
Other related entities	3	0.00	5	0.00
Total	604	0.21	779	0.27
Other current assets
Entities under common control
MCDA	6,028	2.07	6,148	2.14
Others (each below Rp100 billion)	133	0.05	143	0.05
Sub-total	6,161	2.12	6,291	2.19
Associated companies	2	0.00	2	0.00
Other related entities	6	0.00	9	0.00
Total	6,169	2.12	6,302	2.19
Other non-current assets
Entities under common control
MCDA	1,594	0.55	1,201	0.42
Others	13	0.00	7	0.00
Total	1,607	0.55	1,208	0.42

	2024		2025
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 16)
Majority stockholder
Ministry of Finance	17	0.01	7	0.01
Entities under common control
MCDA	2,631	1.92	2,484	1.81
Indosat	212	0.15	200	0.15
BNI	170	0.12	114	0.08
Others (each below Rp100 billion)	151	0.11	170	0.12
Sub-total	3,164	2.30	2,968	2.16
Associated companies	20	0.01	3	0.00
Other related entities	60	0.04	80	0.06
Total	3,261	2.36	3,058	2.23

Accrued expenses
Entities under common control
PLN	167	0.12	249	0.18
State-owned banks	81	0.06	58	0.04
Others	42	0.03	31	0.02
Sub-total	290	0.21	338	0.24
Associated companies	1	0.00	7	0.01
Total	291	0.21	345	0.25

	2024		2025
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Contract liabilities
Majority stockholder
Ministry of Finance	90	0.07	58	0.04
Entities under common control
Government agencies	672	0.49	833	0.61
MCDA	259	0.19	247	0.18
Pertamina	53	0.04	138	0.10
BRI	155	0.11	128	0.09
Others (each below Rp100 billion)	267	0.18	433	0.31
Sub-total	1,406	1.01	1,779	1.29
Associated companies	7	0.01	5	0.00
Other related entities
KCIC	1,113	0.81	1,023	0.74
Others	3	0.00	8	0.01
Sub-total	1,116	0.81	1,031	0.75
Total	2,619	1.90	2,873	2.08

Short-term bank loans (Note 19)	5,554	4.05	1,490	1.08
Long-term bank loans (Note 20b)	15,943	11.62	22,717	16.51

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

The Company provides remuneration in the form of salaries or honorarium and facilities to support the governance and oversight duties of the Board of Commissioners along with the leadership and management duties of the Board of Directors. Total of such remuneration is as follows:

	2023		2024		2025
		% of total		% of total		% of total
	Amount	expenses	Amount	expenses	Amount	expenses
Board of Directors	475	0.45	504	0.46	579	0.52
Board of Commissioners	179	0.17	176	0.14	48	0.04

The amounts disclosed in the table above are amounts recognized as general and administration expense during the reporting periods.

32. OPERATING SEGMENTS

In 2025, Management changed the basis for grouping the Group’s operating segments from a Customer Facing Unit (“CFU”) based approach to a business pillar based approach. This change was made to reflect how CODM reviews the performance of operating segments and allocates resources. In connection with this change, the segment information for the prior year has been restated to conform with the presentation of segment information in the current year.

The Group has identified five reportable segments, namely B2C, B2B Infra, B2B ICT, International, and Others. There is no aggregation of operating segments in determining these reportable segments. The B2C segment comprises the provision of telecommunications services to individual and residential customers, including mobile and fixed broadband services. The B2B Infra segment comprises the provision, management, and maintenance of telecommunications infrastructure, including telecommunications towers, fiber optic networks, backbone infrastructure, data centers, and satellites. The B2B ICT segment comprises the provision of system integration services, information technology services, and digital solutions to corporate and institutional customers. The International segment comprises the provision of international connectivity and wholesale services to telecommunications operators and customers abroad.The Other segment comprises supporting business activities, including media and content services, business consulting and management services, trading and distribution, certain information technology services, as well as investment and other business development activities.

CODM reviews the performance of each segment based on the segment’s profit or loss, which is measured consistently with operating profit or loss in the consolidated financial statements. Segment revenues and expenses also include intersegment transactions. These transactions are eliminated upon consolidation and are determined based on prevailing market prices (on an arm’s length basis).

	2023 (As restated)
						Total	Adjustment and	Total
	B2C	B2B Infra	B2B ICT	International	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	111,713	6,753	15,441	10,634	4,675	149,216	—	149,216
Inter-segment revenues	3,694	40,001	4,679	762	26,320	75,456	(75,456)	—
Total segment revenues	115,407	46,754	20,120	11,396	30,995	224,672	(75,456)	149,216
Segment results	34,784	11,924	1,137	1,252	(4,532)	44,565	(5,406)	39,159
Other information
Capital expenditures	(12,744)	(17,330)	(3,184)	(865)	(181)	(34,304)	1,446	(32,858)
Depreciation and amortization	(24,486)	(10,034)	(3,387)	(557)	(776)	(39,240)	4,975	(34,265)
Provision recognized in current year	(655)	(15)	149	(5)	(81)	(607)	94	(513)

	2024 (As restated)
						Total	Adjustment and	Total
	B2C	B2B Infra	B2B ICT	International	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	109,662	8,180	15,741	10,732	5,652	149,967	—	149,967
Inter-segment revenues	3,268	48,799	3,989	1,412	25,701	83,169	(83,169)	—
Total segment revenues	112,930	56,979	19,730	12,144	31,353	233,136	(83,169)	149,967

Segment results	29,078	16,467	1,402	1,204	(5,903)	42,248	(4,628)	37,620
Other information
Capital expenditures	(12,653)	(12,579)	(2,007)	(460)	(174)	(27,873)	3,437	(24,436)
Depreciation and amortization	(21,880)	(12,424)	(3,290)	(594)	(679)	(38,867)	4,733	(34,134)
Provision recognized in current year	(678)	(7)	5	(32)	(65)	(777)	(127)	(904)

	2025
						Total	Adjustment and	Total
	B2C	B2B Infra	B2B ICT	International	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	105,898	8,929	15,300	10,673	5,942	146,742	—	146,742
Inter-segment revenues	3,255	47,661	3,814	1,493	23,155	79,378	(79,378)	—
Total segment revenues	109,153	56,590	19,114	12,166	29,097	226,120	(79,378)	146,742

Segment results	27,793	10,487	1,759	961	(4,491)	36,509	(6,000)	30,509
Other information
Capital expenditures	(11,980)	(10,042)	(1,473)	(1,086)	(233)	(24,814)	237	(24,577)
Depreciation and amortization	(21,704)	(15,894)	(3,156)	(718)	(613)	(42,085)	4,432	(37,653)
Provision recognized in current year	(1,239)	(52)	(376)	(120)	(12)	(1,799)	334	(1,465)

Segment result reconciliation:

	2023	2024
	(As restated)	(As restated)	2025
Total segment results	44,565	42,248	36,509
Unrealized gain (loss) on changes in fair value of investments	(748)	188	(242)
Other income - net	252	282	119
Gain (loss) on foreign exchange - net	(36)	136	180
Finance income - net	1,061	1,367	1,661
Finance cost	(4,652)	(5,208)	(5,206)
Share of profit (loss) of long term investment in associates	1	3	(1)
Adjustment and inter-segment elimination	(1,345)	(1,401)	(1,918)
IFRS reconciliation	61	5	(593)
Consolidated profit before income tax	39,159	37,620	30,509

Geographic information:

	2023	2024	2025
External revenues
Indonesia	141,157	141,062	137,858
Abroad	8,059	8,905	8,884
Total	149,216	149,967	146,742

The revenue information above is based on the location of the customers.

There are no revenue from major customer which exceeds 10% of total revenues for the years ended December 31, 2023, 2024, and 2025.

	January 1, 2024	2024
	(As restated)	(As restated)	2025
Non-current operating assets
Indonesia	175,907	174,946	169,609
Abroad	2,932	2,850	3,086
Total	178,839	177,796	172,695

Non-current operating assets for segment reporting purpose consist of property and equipment and intangible assets.

33. SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS

a.   Capital expenditures

As of December 31, 2025, capital expenditures committed under the contractual arrangements are Rp14,130 billion and US$25 million.

The above balance includes the following significant agreements:

Contracting parties	Period of agreement	Significant part of the agreement
Telkomsel and PT Phincon	September 12, 2019 - September 11, 2027	Development and Rollout Agreement ("DRA") and Technical Support Agreement ("TSA") Customer Relationship Management ("CRM") Solution System Integrator
Telkomsel, PT Ericsson Indonesia, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2021 - January 31, 2027	Procurement Agreement for Radio Ultimate Solution ("ROA") and TSA
Telkomsel and PT Ericsson Indonesia	February 13, 2022 - February 12, 2028	Procurement Agreement for CS Core Solution ROA
Telkomsel and PT Ericsson Indonesia	February 13, 2022 - August 31, 2027	Procurement Agreement for CS Core Solution TSA
Telkomsel and PT Lintas Teknologi Indonesia	February 13, 2022 - February 12, 2028	Procurement Agreement for CS Core Solution ROA
Telkomsel and PT Lintas Teknologi Indonesia	February 13, 2022 - August 31, 2027	Procurement Agreement for CS Core Solution TSA
Telkomsel and PT Huawei Tech Investment	March 24, 2022 - March 23, 2028	Procurement Agreement for PCRF
Telkomsel and PT Phincon	June 24, 2024 - June 23, 2029	Agreement for the Design, Development, and Launch of the By.U Platform Solution
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	October 8, 2024 - October 7, 2029	Agreement Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development
Telkomsel and PT Application Solutions	October 8, 2024 - October 7, 2029	TSA for OCS and SCP
TDE and PT ZTE Indonesia	October 14, 2024 - October 14, 2027	Contract Agreement of General Contractor ("GC") for Delta Project Level-2 Fit Out Works
Telkomsel and PT Mahardika Teknotama Integrasi	November 14, 2024 - November 13, 2027	Procurement Agreement for Fixed Broadband Core ("FBB Core")
The Company and PT Packet Systems Indonesia	December 18, 2024 - December 17, 2026	Agreement Procurement and Installation for OTN Metro ("OTM") Future State Architecture ("FSA") - Platform Huawei
TDI and KSO-PP Adhi	January 3, 2025 - February 26, 2026	Procurement for General Contractor for Data Center Construction
Telkomsel and PT Ericsson Indonesia	January 23, 2025 - January 22, 2028	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
TDE and PT Huawei Tech Investment	March 24, 2025 - March 23, 2028	Contract Agreement of General Contractor ("GC") for Delta Project Level-3 and Level-4 Fit Out Works
Telkomsel and PT Lintas Teknologi Indonesia	April 8, 2025 - April 7, 2028	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsel and PT Cahaya Mutiara Mandiri	May 26, 2025 - May 25, 2028	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsat and PT Starlink Services Indonesia	December 22, 2025 - December 31, 2026	Agreement for the Resale of Starlink Services and Equipment
The Company and PT Lintas Teknologi Indonesia	December 24, 2025 - June 23, 2027	Procurement and Installation Agreement of the South Papua Submarine Cable Communication System

b.   Borrowings and other credit facilities

(i)   As of December 31, 2025, the Company has bank guarantee facilities for tender bonds, performance bonds, maintenance bonds, deposit guarantee, and advance payment bonds for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2026	Rp	5
BNI	500	March 31, 2026	Rp	73
Bank Mandiri	500	June 21, 2026	Rp	136
Total	1,500			214

The Company has sufficient bank facilities to meet their current obligations (Note 34b.v).

(ii)   As of December 31, 2025, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2028	Rp	621
BNI	2,100	May 1, 2028	Rp	1,420
Total	3,100			2,041

Bank guarantee facility with BRI and BNI are mainly for performance bond and surety bond of radio frequency (Note 33c.i)

(iii) Telin has a bank guarantee facilities from Bank Mandiri and BRI with a  maximum credit limit of US$25 million and US$5 million or equal to Rp417 billion and Rp83 billion, respectively. As of December 31, 2025, there is no bank guarantee facility used.

c.   Others

(i)	Radio frequency usage

With reference to Law No. 36 of 1999, the use of radio frequency spectrum and the cost of using radio frequency are determined by the government. With reference to the Decision Letter No. 025/TEL.01.02/2022 Year 2022 dated January 28, 2022, of the MoCI which granted Telkomsel the rights to provide mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1,800 MHz, 2.1 GHz, and 2.3 GHz; and basic telecommunication services.

With reference to Decision Letters No. 509 Year 2016, No. 1896 Year 2017, No. 806 Year 2019, No. 620 Year 2020, No. 178 Year 2021, No. 479 Year 2022, No. 90 Year 2023, and No. 188 Year 2023 of the MoCI, Telkomsel is required, among other things, to:

1.	Issue a surety bond each year amounting Rp1,028 billion for spectrum 2.3 GHz.
2.	Issue a surety bond each year amounting Rp360 billion for both spectrum 2.3 GHz Block A and C.
3.	Issue a surety bond amounting Rp617 billion for spectrum 2.1 GHz.
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

The following are radio frequency band licenses owned by Telkomsel along with the BHP fees paid during current year:

1.	Radio frequency for band 800 MHz, 900 MHz, and 1,800 MHz

Based on Decree No. 620 Year 2020 of the MoCI, concerning the extension of the determination of radio frequency bands 800 MHz, 900 MHz, and 1,800 MHz, Telkomsel should pay annual radio frequency usage fees from 2020 to 2030.

2.	Radio frequency for band up to 2.1 GHz
License No.	Description
Decree No. 90 Year 2023 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	On February 27, 2023, Telkomsel was granted to utilize the annual radio frequency license for band 1,975 – 1,980 MHz paired with 2,165 – 2,170 MHz until March 18, 2033.
Decree No. 509 Year 2016 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCD granted the extension of the radio frequency license for band 1,970 – 1,975 MHz paired with 2,160 – 2,165 MHz until March 28, 2026.
Decree No. 806 Year 2019 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCD granted the extension of the radio frequency license for band 1,965 – 1,970 MHz paired with 2,155 – 2,160 MHz until September 30, 2029.
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

(ii)	Radio frequency spectrum cooperation agreement

The MoCD has given approval to Telkomsel for a cooperation on the use of radio frequency spectrum with KCIC through a letter No. B-171/M.KOMINFO/SP.01.01/03/2023 dated March 17, 2023, regarding the Cooperation Agreement on the Use of Radio Frequency Spectrum in the range of 891 – 895 MHz paired with 936 – 940 MHz, with a period up to December 14, 2030.

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

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to Badan Arbitrase Nasional Indonesia (“BANI”) for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No. 792/1/ARB-BANI/2016 requesting BAKTI to pay compensation to Telkomsel amounting to Rp218 billion, and as of the date of the issuance of these consolidated financial statements Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax) and no additional payment.

The MoCD issued Regulation No. 5 Year 2021 dated March 31, 2021, which replaced previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Based on Decree No. 827/KOMINFO/BAKTI.31/KS.1/10/2021 dated October 4, 2021, of BAKTI granted Telkomsel as operating cooperation partners (“KSO”) for eight packages KSO, which cover Nusa Tenggara, Kalimantan, Sulawesi, Maluku, West Papua, West Central Papua, North Central Papua, and South East Papua for period from 2021 until 2031.

(iv)	Contingency

Under IAS 37: Provisions, Contingent Liabilities And Contingent Assets, a provision should be recognized when there is a present obligation (legal or constructive) arising from a past event, an outflow of economic benefits to settle the obligation is probable (more likely than not), and the amount can be reliably estimated.

In October 2023, the Group received a document request from the U.S. Securities and Exchange Commission ("SEC") as it relates to Telkom Infra's involvement in a project with the Indonesian Information and Telecommunication Accessibility Agency of the Ministry of Communication and Informatics ("BAKTI Kominfo") regarding the provision of 4G Base Transceiver Station ("BTS") infrastructure. The SEC has since expanded its investigation to include accounting and disclosures issues relating to the Group's revenue recognition and financial reporting practices and internal control over financial reporting, as well as public reports regarding certain Indonesian legal proceedings involving the Group, certain subsidiaries and affiliates, and certain of the Group's clients and suppliers. Through the Group’s internal audit process and investigations, the Group have determined, or the Group suspect (for those projects and transactions which are still under investigation) that certain transactions lack economic substance. Beginning in May 2024, the Group also received additional requests for information from the U.S. Department of Justice ("DOJ") focused on compliance with the U.S. Foreign Corrupt Practices Act ("FCPA"). The Group retained outside counsel and a forensic accounting firm to assist with its internal investigation into the issues being investigated by the SEC and DOJ. The Internal Investigation is substantially complete while the SEC and DOJ’s investigations remain ongoing and the Group continues to cooperate with the U.S. authorities.

Based on the results of the Internal Investigation to date, the Group has identified that approximately 140 transactions, primarily those occurring prior to 2021 and particularly between 2016 and 2019 and relate primarily to the enterprise business segment, lacked economic substance and were not in compliance with applicable financial reporting standards as well as the Group’s policies and internal controls, resulting in an overstatement of certain financial information.

The Group does not believe that this overstatement constituted a misstatement that was quantitatively material to the Group’s consolidated financial statements for any period presented in the Group’s prior annual or interim financial statements.

The Group has encountered challenges compiling detailed historical information for a significant portion of the 140 transactions due to the age of the transactions, accounting system challenges, and challenges related to the retention and retrieval of historical accounting support that in some cases dates back nearly 10 years.  The Company has assumed that certain transactions lacked economic substance unless accounting and other supporting information was available to demonstrate otherwise.

By December 31, 2020, the vast majority of the trade receivables associated with these transactions had a full corresponding income statement provision and related allowance for expected credit losses, and therefore the net trade receivable for these transactions reflected on the Company’s Statement of Financial Positions from 2020 onward were de minimis. Accordingly, based on information to date, these historical transactions do not require any corrections to the Statements of Financial Position as of December 31, 2023, 2024, and 2025, or the Statements of Profit or Loss and Other Comprehensive Income for the years ended 2023, 2024, and 2025.

The Group determined that Rp1,945 billion, Rp1,762 billion, and Rp1,898 billion of gross trade receivables, and a corresponding Rp1,945 billion, Rp1,762 billion, and Rp1,898 billion allowance for expected credit losses related to historical transactions that had been reviewed or were scheduled for review as part of the internal investigation, were reclassified to other non-current assets in the consolidated statements of financial position as of December 31, 2023, 2024, and 2025 (Note 14). This reclassification was made to achieve a more appropriate presentation in accordance with the economic substance of the transactions. The Group assessed that these trade receivables did not have a reasonable chance of recovery and therefore no longer met the criteria for presentation as trade receivables. As the reclassified gross receivables and the related allowance for expected credit losses offset each other (net to zero), the reclassification had no impact on the net trade receivables or other non-current assets as of December 31, 2023, 2024, and 2025. Until the date of completion of these consolidated financial statements, these receivables were written off based on their carrying amounts as of December 31, 2024, as they lack economic substance, have no reasonable expectation of recovery and following the approval obtained in accordance to the applicable regulations; however, such write-off does not constitute a waiver of the Company’s collection rights.

The Company is a state-owned enterprise, and accordingly, its receivable write-off process is subject to specific governance and regulatory requirements applicable to state-owned enterprises. Under the applicable write-off policy, receivables exceeding certain thresholds and/or receivables of certain nature require approvals from relevant authorities and/or government bodies. As such, the completion and timing of the write-off process are not solely within Management’s control, as they depend on external review and approval processes involving various governmental stakeholders.

The Group has also cooperated with Indonesian government law enforcement authorities, and has in certain instances self-reported to them various matters involving alleged or potential violations of Indonesian laws and regulations by the Group, certain subsidiaries and affiliates, including anti-corruption, alleged fraud, embezzlement, and issues associated with trade receivables, some of which are related to the above-described matters investigated by the SEC and the DOJ. The Group has implemented various remedial actions, including strengthening policies, procedures, and internal controls, as well as enhancing its compliance function and corporate governance.

For the above mentioned investigation on the Group's accounting and disclosure issues relating to revenue recognition and financial reporting practices and internal control over financial reporting, based on the Group's assessment up to the date of the issuance of the consolidated financial statements, the Group currently does not believe that the above mentioned investigation will have a material adverse effect on consolidated financial statements as of December 31, 2024 and 2025, and for each of the three years in the period ended December 31, 2025.

As of the issuance date of the consolidated financial statements, the Group is not yet able to reliably estimate the potential loss or range of losses that may arise from the investigations by the SEC and DOJ, due to significant uncertainties regarding the final outcome, timing of resolution, and potential sanctions or other impacts.

In addition, there is a possibility that the final outcome of the ongoing investigations or the identification of additional information in the future could have a material impact on the Group’s financial position, results of operations, or cash flows.

34. FINANCIAL INSTRUMENTS

a.   Financial assets and financial liabilities

i.    Classification

(a)    Financial assets

	2024	2025
Amortized cost
Cash and cash equivalents	33,905	34,228
Other current financial assets	1,196	1,326
Trade and other receivables	12,829	11,410
Other non-current assets	165	208
FVTPL
Long-term investment in financial instruments	8,174	7,254
Other current financial assets	89	94
FVTOCI
Long-term investment in financial instruments	51	27
Total financial assets	56,409	54,547

(b)  Financial liabilities

	2024	2025
Financial liabilities measured at amortized cost
Trade and other payables	15,790	16,832
Accrued expenses	14,192	14,867
Customers deposits	41	52
Short-term bank loans	11,525	6,929
Bonds	5,043	2,696
Long-term bank loans	36,341	41,149
Lease liabilities	23,925	24,492
Other liabilities	104	75
Total financial liabilities	106,961	107,092

ii.    Fair values

The following table presents comparison of the carrying amounts and fair values of the Company's financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
			liabilities	inputs	inputs
2024	Carrying value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	89	89	89	—	—
Long-term investment in financial instruments	8,174	8,174	1,668	—	6,506
FVTOCI
Long-term investment in financial instruments	51	51	—	—	51
Financial liabilities at amortized cost
Interest-bearing loans:
Bonds	5,043	5,669	5,669	—	—
Long-term bank loans	36,341	36,472	—	—	36,472
Lease liabilities	23,925	23,925	—	—	23,925
Other liabilities	104	104	—	—	104
Total	73,727	74,484	7,426	—	67,058

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
			liabilities	inputs	inputs
2025	Carrying value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	94	94	94	—	—
Long-term investment in financial instruments	7,254	7,254	1,529	—	5,725
FVTOCI
Long-term investment in financial instruments	27	27	—	—	27
Financial liabilities at amortized cost
Interest-bearing loans:
Bonds	2,696	3,458	3,458	—	—
Long-term bank loans	41,149	40,863	—	—	40,863
Lease liabilities	24,492	24,492	—	—	24,492
Other liabilities	75	75	—	—	75
Total	75,787	76,263	5,081	—	71,182

Loss on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2025 amounting to Rp103 billion.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) as of December 31, 2024 and 2025 are as follows:

	2024	2025
Beginning balance	5,997	6,557
Gain (loss) recognized in consolidated statement of:
Profit or loss	575	(104)
Other comprehensive income	3	1
Purchase/addition	49	26
Settlement/deduction	(67)	(728)
Ending balance	6,557	5,752

Sensitivity Analysis

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

		Significant	Range
	Valuation	unobservable	(weighted	Sensitivity of the input of fair
Industry	technique	input	average)	value
Investment in equity
Non-listed equity investment - technology	OPM Backsolve method	Volatility	20%-75.40%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp5 billion of the Investment value
		Time to liquidity	1-4 Years	Increase (decrease) in 1 year time to liquidity would result in an increase (decrease) Rp5 billion of the Investment value
	Market movement	Volatility	30.40%-85.59%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp13 billion of the Investment value
		Time to liquidity	1-6 Years	Increase (decrease) in 1 year time to liquidity would result in an increase (decrease) Rp15 billion of the Investment value
	Guideline Public Company Method	Volatility	10.77%-91.40%	10% increase (decrease) in the percentage of volatility would result in an increase (decrease) Rp91 billion of the Investment value
		Time to liquidity	1-6 Years	Increase (decrease) in 1 year time to liquidity would result in an increase (decrease) Rp134 billion of the Investment value
Non-listed equity investment - credit rating agency	Discounted cash flow	Weighted Average Cost of Capital ("WACC")	9%-22%	1% decrease (increase) in the percentage of WACC would result in an increase (decrease) Rp5 billion of the Investment value
		Terminal growth rate	1%-5%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp3 billion of the Investment value
Non-listed equity investment - telecommunication	Discounted cash flow	WACC	3.03%-13.20%	0.5% decrease (increase) in WACC would result in an increase (decrease) Rp6 billion of the Investment value
		Terminal growth rate	1.97%-3.10%	1% increase (decrease) in terminal growth rate would result in an increase (decrease) Rp12 billion of the Investment value

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

The fair value estimates are inherently judgemental and involve various limitations, including:

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

i.     Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases, and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. Dollar. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table present the Group's financial assets and financial liabilities exposure to foreign currency risk:

	2024	2025
	U.S. Dollar	U.S. Dollar
	(in billions)	(in billions)
Financial assets	1.02	1.03
Financial liabilities	(0.17)	(0.23)
Net exposure	0.85	0.80

Sensitivity analysis

A strengthening of the U.S. Dollar, as indicated below, against the Rupiah at December 31, 2025 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
December 31, 2025
U.S. Dollar (1% strengthening)	135

A weakening of the U.S. Dollar against the Rupiah at December 31, 2025 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

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

As of December 31, 2025, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

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

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	2024	2025
Fixed rate borrowings	48,063	37,762
Variable rate borrowings	28,771	37,504

Sensitivity analysis for variable rate borrowings

As of December 31, 2025, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp94 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.   Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	2024	2025
Cash and cash equivalents	33,905	34,228
Other current financial assets	1,285	1,420
Trade and other receivable - net	12,829	11,410
Other non-current assets	165	208
Total	48,184	47,266

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

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 7.94% of trade receivables as of December 31, 2025 (2024: 5.76%).

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

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements. The Group has a net current liabilities position as of December 31, 2025, and is expected to meet its current obligations by having access to sufficient undrawn bank facilities amounted to Rp42,109 billion and US$67 million (Note 20b).

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2029 and
	amount	cash flows	2025	2026	2027	2028	thereafter
2024
Trade and other payables	15,790	(15,790)	(15,790)	—	—	—	—
Accrued expenses	14,192	(14,192)	(14,192)	—	—	—	—
Customer deposits	41	(41)	(41)	—	—	—	—
Short-term bank loans	11,525	(11,525)	(11,525)	—	—	—	—
Interest bearing loans:
Bonds	5,043	(9,307)	(2,763)	(296)	(296)	(297)	(5,655)
Long-term bank loans	36,341	(42,701)	(15,419)	(8,442)	(6,086)	(4,955)	(7,799)
Lease liabilities	23,925	(29,236)	(6,640)	(4,220)	(3,724)	(3,221)	(11,431)
Other liabilities	104	(120)	(6)	(29)	(29)	(28)	(28)
Total	106,961	(122,912)	(66,376)	(12,987)	(10,135)	(8,501)	(24,913)

	Carrying	Contractual					2030 and
	amount	cash flows	2026	2027	2028	2029	thereafter
2025
Trade and other payables	16,832	(16,832)	(16,832)	—	—	—	—
Accrued expenses	14,867	(14,867)	(14,867)	—	—	—	—
Customer deposits	52	(52)	(52)	—	—	—	—
Short-term bank loans	6,929	(6,929)	(6,929)	—	—	—	—
Interest bearing loans:
Bonds	2,696	(6,544)	(296)	(296)	(297)	(296)	(5,359)
Long-term bank loans	41,149	(45,311)	(19,003)	(7,279)	(6,357)	(5,499)	(7,173)
Lease liabilities	24,492	(29,391)	(7,201)	(4,436)	(3,604)	(3,440)	(10,710)
Other liabilities	75	(89)	(4)	(21)	(21)	(21)	(22)
Total	107,092	(120,015)	(65,184)	(12,032)	(10,279)	(9,256)	(23,264)

The difference between the carrying amount and the contractual cash flows is interest value. The interest values of variable-rate borrowings are determined based on the effective interest rates as of reporting dates.

35. CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	2024 (as restated, Note 2y.iii)		2025
	Amount	Portion	Amount	Portion
Short-term debts	11,525	5.48%	6,929	3.37%
Long-term debts	65,309	31.04%	68,337	33.27%
Total debts	76,834	36.52%	75,266	36.64%
Equity attributable to owners of the parent company	133,602	63.48%	130,151	63.36%
Total	210,436	100.00%	205,417	100.00%

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

The Group’s debt-to-equity ratio as of December 31, 2024 and 2025 is as follows:

	2024	2025
	(as restated, Note 2y.iii)
Total interest-bearing debts	76,834	75,266
Less: cash and cash equivalents	(33,905)	(34,228)
Net debts	42,929	41,038
Total equity attributable to owners of the parent company	133,602	130,151
Net debt-to-equity ratio	32.13%	31.53%

As stated in Note 20, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the years ended December 31, 2024 and 2025, the Group has complied with the externally imposed capital requirements.

36. SUPPLEMENTAL CASH FLOW INFORMATION

a.   The non-cash investing activities for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025
Acquisition of property and equipment:
Credited to trade payables	3,905	2,251	3,945
Borrowing cost capitalization	124	98	13
Addition of right of uses assets:
Credited to leases liabilities (Note 13)	10,407	10,424	7,443
Acquisition of intangible assets:
Credited to trade payables	479	339	404

b.	The changes in liabilities arising from financing activities is as follows:

				Non-cash changes
	January 1,			Foreign exchange		Other	December 31,
	2024	Cash flows	Acquisition	movement	New leases	Changes	2024
Short-term bank loans	9,650	1,875	—	—	—	—	11,525
Two step loans	84	(100)	—	16	—	—	—
Bonds	5,343	(300)	—	—	—	—	5,043
Long-term bank loans	32,260	3,933	148	7	—	(7)	36,341
Other borrowings	362	(362)	—	—	—	—	—
Lease liabilities	20,302	(7,387)	—	29	10,424	557	23,925
Total liabilities from financing activities	68,001	(2,341)	148	52	10,424	550	76,834

			Non-cash changes
	January 1,		Foreign exchange		Other	December 31,
	2025	Cash flows	movement	New leases	Changes	2025
Short-term bank loans	11,525	(4,596)	—	—	—	6,929
Bonds	5,043	(2,350)	—	—	3	2,696
Long-term bank loans	36,341	4,804	2	—	2	41,149
Lease liabilities	23,925	(7,356)	16	7,443	464	24,492
Total liabilities from financing activities	76,834	(9,498)	18	7,443	469	75,266

37. SUBSEQUENT EVENTS

a.	On October 20, 2025, the Company and TIF entered into a Conditional Separation Agreement in relation to the transfer of a portion of the Company’s wholesale fiber connectivity business and assets (the “Infraco Spin-Off”) to TIF, effective January 1, 2026. Pursuant to the agreement, the total value of the transferred transaction object amounted to IDR 35,787 billion. As consideration for the transfer of the transaction object, TIF issued 357,872,580 shares to the Company, as stipulated in Notarial Deed of Aulia Taufani, S.H., No. 63 dated December 18, 2025, The deed was subsequently approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“Kemenkumham”) pursuant to Decree No. 0086733.AH.01.02 dated January 1, 2026.
b.	Effective January 1, 2026, the Company transferred bank loans from DBS, BNI, and BCA to TIF amounting to Rp1,831 billion, Rp2,649 billion, and Rp5,317 billion, respectively, in connection with the Infraco Spin-Off project.
c.	On January 6, 2026, DAM transferred the Company's shares to BP BUMN, resulting in BP BUMN owning 1% of the total state ownership through BP BUMN and DAM, amounting to 516,023,535 shares, consisting of Series B shares representing 0.52% of the total shares issued and fully paid by the Company.
d.	On January 6, 2026, January 23, 2026, and April 1, 2026, Telkomsel made repayments of its bank loan to BNI amounting to Rp4,000 billion.
e.	On January 12, 2026, February 27, 2026, and March 27, 2026, Telkomsel made repayments of its bank loan to Bank Mandiri amounting to Rp3,000 billion.
f.	On January 12, 2026, March 30, 2026, and April 30, 2026, Telkomsel made repayments of its bank loan to Bank Sinarmas amounting to Rp3,000 billion.
g.	On January 29, 2026, and April 13, 2026, Telkomsel made repayments of its bank loan to Bank of China amounting to Rp3,800 billion.
h.	On January 6, 2026, April 27, 2026, and May 12, 2026, Telkomsel made repayments of its bank loan to CIMB Niaga amounting to Rp2,500 billion.
i.	On January 29, 2026, and February 13, 2026, Telkomsel made repayments of its bank loan to MUFG and DBS amounting to Rp1,000 billion and Rp1,000 billion, respectively.
j.	During the period from January to April 2026, Telkomsel has made loan drawdowns from Bank of China, Bank Sinarmas, CIMB Niaga, BNI, and DBS Bank amounting to Rp3,800 billion, Rp2,000 billion, Rp1,500 billion, Rp1,000 billion, and Rp1,000 billion, respectively.
k.	On May 1, 2026, the Company announced its plan to conduct a share buyback of publicly held shares, with a maximum amount of Rp1,000 billion and not exceeding 10% of the issued and fully paid-up share capital. The share buyback period will be no longer than 12 (twelve) months from the date of approval by the General Meeting of Shareholders (GMS) on June 8, 2026, and is planned to commence from June 9, 2026 until June 8, 2027.

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

●Amendments to IFRS 9 and IFRS 7, Contracts Referencing Nature-dependent Electricity

The amendment to IFRS 9 and IFRS 7 update the ‘own-use’ requirements for in-scope contracts. As revised by the amendments, the sale of unused nature-dependent electricity will be in accordance with an entity’s expected purchase or usage requirements, if specified criteria are met. The amendment clarifies the designation requirements for a hedged item in a cash flow hedging relationship for in-scope contracts. The amendments will allow an entity to designate a variable nominal volume of forecast electricity transactions as a designated hedged item, if certain conditions are met. The amendments also add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows. IFRS 7 has been updated to require specific disclosures relating to contracts that are no longer within the scope of IFRS 9 as a consequence of the amendments. The amendments only apply to contracts that reference nature-dependent electricity.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

Effective for annual periods beginning on or after January 1, 2027

●IFRS 18, Presentation and Disclosure in Financial Statements

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

Effective for annual periods beginning on or after January 1, 2027

●IFRS 19, Subsidiaries without Public Accountability: Disclosures

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

In August 2025, the Board issued amendments to IFRS 19. In general, the Board has removed disclosure objectives from the IFRS 19 reduced disclosure requirements in relation to these new standards and amendments to avoid creating the impression that an entity is required to provide the same disclosures as entities that do not apply IFRS 19.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

●Amendments to IAS 21, Translation to a Hyperinflationary Presentation Currency

The amendments to IAS 21 require translation from a non-hyperinflationary functional currency into a hyperinflationary presentation currency at the closing rate. If an entity’s functional currency is the currency of a non-hyperinflationary economy, but its presentation currency is the currency of a hyperinflationary economy, its results and financial position are translated into the presentation currency by translating all amounts (i.e., assets, liabilities, equity items, income and expenses) and all comparatives are converted at the closing exchange rate on the date of the most recent statement of financial position.

An entity whose functional currency and presentation currency are the currency of a hyperinflationary economy, restates the comparative amounts of a foreign operation, whose functional currency is that of a non-hyperinflationary economy, by applying the general price index, in accordance with paragraph 34 of IAS 29, to the foreign operation’s comparative figures.

The amendments also introduce certain additional disclosure requirements.

These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.

Do Not Have an Effective Date

●Disclosures about Uncertainties in the Financial Statements

The Board issued Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 - Disclosures about Uncertainties in the Financial Statements (“the examples”), which added illustrative examples to several IFRS accounting standards. The examples are intended to improve the reporting of climate-related and other uncertainties in the financial statements, particularly to address stakeholders’ concerns about consistency of information within the general-purpose financial reports and sufficient information on climate-related risks and other uncertainties in the financial statements.

The topics addressed in the examples include the following topics Materiality judgements, Assumptions: specific requirements about impairment testing, Assumptions: general requirements, Credit risk, Decommissioning and site restoration provisions, and Disclosure of disaggregated information in the notes. These amendments are not expected to have an impact to the Group’s consolidated financial position or performance. The Group intends to adopt these amendments in future periods when they become effective.